Form 20-F
period 2004-12-31
Mechel Steel Group OAO
filed 2005-06-29
CIK 1302362

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 333-119497

MECHEL STEEL GROUP OAO
(Exact name of Registrant as specified in its charter)

Russian Federation (Jurisdiction of incorporation or organization)
Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING THREE COMMON SHARES	NEW YORK STOCK EXCHANGE
COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        15,957,045 ADSs

        403,118,680 common shares

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒	No: ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

        Unless the context otherwise requires, references to "Mechel", "Company", "us" and "our" refer to Mechel Steel Group OAO and its subsidiaries. Our annual general shareholders' meeting, held on June 28, 2005, approved an amendment to our charter to change our name to Mechel OAO. This change will become effective upon government registration of this amendment, expected in July 2005.

        Our business consists of two segments: mining and steel. References in this document to segment revenues are to revenues of the segment excluding intersegment sales, unless otherwise noted.

        In May 2004, we acquired a controlling stake in Izhstal OAO, a Russian specialty steel producer. For purposes of describing our market position in periods prior to May 2004 in this document, we include Izhstal's market shares.

        In this document, references to "U.S. dollars," "$" or "cents" are to the currency of the United States, references to "rubles" are to the currency of the Russian Federation and references to "euro" or "€" are to the currency of the member states of the European Union, or EU, participating in the European Monetary Union.

        The term "tonne" as used herein means a metric tonne. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "will," "may," "should" and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects," and include statements regarding:

  •
  strategies, outlook and growth prospects;

  •
  future plans and potential for future growth;

  •
  liquidity, capital resources and capital expenditures;

  •
  growth in demand for our products;

  •
  economic outlook and industry trends;

  •
  developments of our markets;

  •
  the impact of regulatory initiatives; and

  •
  the strength of our competitors.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Russian economy, political stability in Russia, volatility in stock markets or in the price of our shares or ADRs, financial risk management, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports to be filed by us with the Securities and Exchange Commission, or the SEC.

        Except to the extent required by law, neither we, nor any of our agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this document.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Selected Financial Data

        The financial data set forth below as of December 31, 2004, 2003, 2002 and 2001, and for the years then ended, have been derived from our audited consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with U.S. GAAP.(1) The financial data for 2000 are not presented, as financial statements for this year are not available without unreasonable effort and expense.

        Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. The financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included under "Item 18. Financial Statements" and "Item 5. Operating and Financial Review and Prospects."

	Year ended December 31,
	2004	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Consolidated income statement data:
Revenue, net	3,635,955	2,028,051	1,314,149	1,019,726
Costs of goods sold	(2,225,088)	(1,422,987)	(947,527)	(721,089)

Gross margin	1,410,867	605,064	366,622	298,637
Selling, distribution and operating expenses	(660,060)	(407,383)	(277,478)	(193,853)

Operating income	750,807	197,681	89,144	104,784
Other income and expense, net	794,288	(21,555)	(18,083)	(12,178)
Income before tax, minority interest, discounted operations, extraordinary gain and changes in accounting principle	1,545,095	176,126	71,061	92,606
Income tax expense	(175,776)	(47,759)	(2,653)	(30,184)
Minority interest in loss (income) of subsidiaries	(11,673)	18,979	10,433	(15,521)

Income from continuing operations	1,357,646	147,346	78,841	46,901
Loss from discounted operations, net of tax	(15,211)	(5,790)	(1,835)	(735)
Extraordinary gain, net of tax	271	5,740	1,388	1,252
Changes in accounting principle, net of tax	—	(3,788)	10,859	—

Net income	1,342,706	143,508	89,253	47,418

Earnings per share from continuing operations	3.63	0.39	0.24	0.21
Loss per share effect of discontinued operations	(0.04)	(0.01)	(0.01)	(0.01)
Earnings per share effect of extraordinary gain	0.00	0.02	0.01	0.01
Earnings per share effect of changes in accounting principle	0.00	(0.01)	0.03	0.00

Net income per share	3.59	0.39	0.27	0.21

Cash dividends per share(2)	0.01	0.07	0.04	0.04

Weighted average number shares outstanding	373,971,312	366,178,815	333,243,450	225,271,391
Steel segment income statement data:
Revenue, net(3)	2,832,189	1,656,358	1,050,554	680,314
Cost of goods sold(3)	(2,065,480)	(1,230,314)	(801,481)	(546,885)

Gross margin	766,709	426,044	249,073	133,429
Selling, distribution and operating expenses	(399,955)	(291,814)	(194,341)	133,273

Operating income	366,754	134,230	54,732	155

Mining segment income statement data:
Revenue, net(3)	1,201,409	599,756	372,216	339,971
Cost of goods sold(3)	(557,252)	(420,736)	(254,667)	(174,763)

Gross margin	644,158	179,020	117,549	165,208
Selling, distribution and operating expenses	(260,103)	(115,570)	(83,137)	60,580)

Operating income	384,055	63,450	34,412	104,672

Consolidated balance sheet data (at period end):
Total assets	3,678,269	1,834,509	1,387,378	1,116,473
Shareholders' equity	2,057,629	448,826	278,051	195,122
Long-term debt, net of current portion	216,113	122,311	36,496	16,525
Consolidated cash flows data:
Net cash provided by operating activities	296,137	119,858	81,069	34,751
Net cash provided by (used in) investing activities	455,716	(210,317)	(86,633)	(93,068)
Net cash provided by financing activities	252,269	103,079	3,422	65,701
Non-U.S. GAAP measures(4):
Consolidated EBITDA(5)	1,707,711	341,472	207,452	105,506
Steel segment EBITDA(5)	1,249,643	245,820	133,448	2,976
Mining segment EBITDA	458,068	95,652	74,004	102,529

(1)
The value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by U.S. GAAP.
(2)
Our annual general shareholders' meeting approved an annual dividend of 5.7 billion rubles (or approximately $203.1 million) for the 2004 fiscal year on June 28, 2005. Mechel Steel Group declared a dividend of 149 million rubles (or approximately $5.1 million) on June 24, 2004, which was paid in October 2004. Certain companies in our group paid dividends to our controlling shareholders in amounts of $26.3 million, $13.4 million and $8.8 million in the years ended December 31, 2003, 2002 and 2001, respectively.

(3)
Segment revenues and cost of goods sold include intersegment sales.
(4)
EBITDA represents net income before interest expense, income taxes and depreciation, depletion and amortization. We present EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also present EBITDA by segment because our overall performance is best explained with reference to results of each segment.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

  •
  EBITDA does not reflect the impact of financing costs, which are significant and could further increase if we incur more debt, on our operating performance.
  •
  EBITDA does not reflect the impact of income taxes on our operating performance.
  •
  EBITDA does not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from EBITDA, EBITDA does not reflect our future cash requirements for such replacements.
  •
  Other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using EBITDA only supplementally. See our consolidated income statements and consolidated statements of cash flows included elsewhere in this document.

EBITDA is a measure of our operating performance that is not required by, or presented in accordance with, U.S. GAAP. EBITDA is not a measurement of our operating performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Reconciliation of EBITDA to net income is as follows for the periods indicated:
	Year ended December 31,
	2004	2003	2002	2001
Consolidated EBITDA reconciliation:
Net income	1,342,706	143,508	89,253	47,418
Add:
Depreciation, depletion and amortization	137,820	101,689	78,773	13,378
Interest expense	51,409	48,516	36,773	14,526
Income taxes	175,776	47,759	2,653	30,184

Consolidated EBITDA	1,707,711	341,472	207,452	105,506

Steel segment EBITDA reconciliation:
Net income	1,014,356	114,011	57,977	(16,924)
Add:
Depreciation, depletion and amortization	81,052	67,272	49,728	154
Interest expense	36,058	38,351	30,416	11,708
Income taxes	118,177	26,186	(4,673)	8,038

Consolidated EBITDA	1,249,643	245,820	133,448	2,976

Mining segment EBITDA reconciliation:
Net income	328,350	29,497	31,274	64,341
Add:
Depreciation, depletion and amortization	56,768	34,417	29,045	13,224
Interest expense	15,351	10,165	6,357	2,818
Income taxes	57,599	21,573	7,328	22,146

Consolidated EBITDA	458,068	95,652	74,004	102,529

(5)
The 2004 amount includes a gain of $800.0 million from the sale of our stake in MMK.

Exchange Rates

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia.

        These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Year ended December 31,	High	Low	Average(1)	Period End
2004	29.45	27.75	28.82	27.75
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78
2001	30.30	28.16	29.22	30.14
2000	28.87	26.90	28.13	28.16

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2005	28.09	27.78
April 2005	27.94	27.71
March 2005	27.83	27.46
February 2005	28.19	27.75
January 2005	28.16	27.75
December 2004	28.15	27.75

        The exchange rate between the ruble and the U.S. dollar on June 27, 2005 was 28.68 rubles per one U.S. dollar.

        No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all. The ruble is generally not convertible outside Russia. A market exists within Russia for the conversion of rubles into other currencies, but the limited availability of other currencies may inflate their values relative to the ruble.

Risk Factors

        An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this document before making a decision to invest in our securities. Any of the following risks could adversely affect our business, financial condition and results of operations, in which case the trading price of our securities could decline and you could lose all or part of your investment.

  Risks Relating to Our Business and Industry

  We operate in a cyclical industry, and any local or global downturn in the mining or steel industry may have an adverse effect on our results of operations and financial condition.

        The steel industry is cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw-material costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

        Our mining business also sells significant amounts of coal, iron ore and nickel to third parties. Cyclical and other uncontrollable changes in world market prices of these commodities could affect the results of our mining activities. The changes in these prices result from factors, such as demand and transportation costs, which are beyond our control. Prices of these commodities have varied significantly in the past and could vary significantly in the future. Prolonged declines in world market prices for the commodities we sell to third parties would have a material adverse effect on our revenues. A decline in steel prices could also harm our customers for these commodities.

        We derived approximately 39% and 49% of our total revenues from sales to customers in Russia in 2004 and 2003, respectively. The Russian economy has experienced significantly fluctuating growth rates over the past 10 years. From 1994 to 1998, the Russian economy contracted in real terms at an average rate of 4.9% per year; after the Russian crisis in 1998, the economy recovered and grew in real terms at an average rate of 6.3% per year from 1999 to 2004. Russian production of steel also suffered a substantial decline from over 77 million tonnes in 1991 to 44 million tonnes in 1998, but then recovered to 64.3 million tonnes in 2004. Further, our products in Russia are mainly used in the construction, engineering and automotive industries, which are particularly vulnerable to general economic downturns. In addition to Russia, Asia and the Middle East are also large destinations for our products, and these areas, like Russia, face greater risks of volatility. Accordingly, any significant decrease in demand for steel products or decline in the price of these products in Russia or other emerging market economies could result in significantly reduced revenues, thereby materially adversely affecting our results of operations and financial condition.

  The steel industry is highly competitive, and we may not be able to compete successfully.

        We face competition from domestic and foreign steel manufacturers, many of which have greater resources. A number of our Russian competitors are undertaking modernization and expansion plans, which may make them more efficient or allow them to develop new products.

        We also face price-based competition from steel producers in emerging market countries, including, in particular, Ukraine. Recent consolidation in the steel sector globally has also led to the creation of several very large steel producers, each with greater financial resources and more extensive global operations than Mechel. Moreover, the steel industry suffers from production overcapacity. Increased competition could result in more competitive pricing and reduced profitability.

  Successful implementation of our strategy to expand our specialty long product sales depends on our ability to increase our export sales of these products.

        While we expect continued growth of demand in the Russian market for specialty long products, our strategy to expand these sales substantially is dependent on our ability to increase our exports of these products to other countries, particularly the EU countries. We face a number of obstacles to this strategy, including trade barriers and sales and distribution challenges.

  We will require a significant amount of cash to fund our capital improvements program. Our ability to generate cash or obtain financing depends on many factors beyond our control.

        The total cost of our capital improvements over the next five years is expected to be approximately $1.25 billion. Most of our current borrowing is from Russian institutions. In the future, we expect to rely to a greater extent than currently on foreign capital markets and other foreign financing sources for our capital needs. It is possible that these foreign sources of financing, as well as domestic sources, may not be available in the future in the amounts we require or at an acceptable cost. See "—Risks

Relating to the Economic Environment in Russia—Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our securities to suffer" and "—Risks Relating to the Economic Environment in Russia—The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business."

  Our business strategy foresees additional acquisitions and continued integration, and we may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them.

        Our strategy relies on our status as an integrated mining and steel group, which allows us to benefit from economies of scale, realize synergies, better satisfy the needs of our domestic and international mining and steel customers and compete effectively against other mining and steel producers. We also intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, we need to identify suitable targets that would fit into our operations, acquire them on acceptable terms and successfully integrate them.

        The acquisition and integration of new companies pose significant risks to our existing operations, including:

  •
  additional demands placed on our senior management, who are also responsible for managing our existing operations;

  •
  increased overall operating complexity of our business, requiring greater personnel and other resources;

  •
  significant, initial cash expenditures to integrate new acquisitions;

  •
  incurrence of debt to finance acquisitions and higher debt service costs related thereto; and

  •
  strains on our labor force as production may be shifted to new companies or locations to optimize our overall production.

        Moreover, the integration of new businesses may also be difficult for a variety of reasons, including differing culture or management styles, poor records or internal controls and inability to establish control over cash flows. For example, regional governments have special perpetual rights, or a "golden share," in our subsidiaries Beloretsk Metallurgical Plant and Izhstal, giving them the right to veto certain shareholder decisions and appoint a voting representative on the board of directors of these subsidiaries. The shareholder decisions regarding these subsidiaries that may be vetoed by the regional governments are as follows:

  •
  approval of amendments and supplements to the company's charter or approval of a new version of the charter;

  •
  reorganization of the company;

  •
  liquidation of the company;

  •
  changes in the charter capital of the company; and

  •
  approval of major and interested party transactions.

        Furthermore, even if we are successful in integrating new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins.

  Our independent registered public accounting firm reported material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future weaknesses. If we fail to do so, there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.

        In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as defined in the standards established by the Public Company Accounting Oversight Board's Auditing Standard No. 2 that affected our financial statements for the year ended December 31, 2004. The material weaknesses in our internal control over financial reporting are summarized below:

  •
  we do not have an adequate system of internal control over the preparation of our U.S. GAAP consolidated financial statements to ensure that material errors do not occur in their preparation;

  •
  we do not have an adequate financial reporting system for certain disclosure information to be submitted by our subsidiaries in the preparation of our U.S. GAAP consolidated financial statements;

  •
  we do not have a unified, comprehensive accounting and financial reporting system for U.S. GAAP reporting purposes; and

  •
  we do not have adequate accounting resources and expertise in respect of the preparation of our U.S. GAAP consolidated financial statements.

        Notwithstanding the steps we have taken and continue to take that are designed to remedy each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in significant deficiencies or additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our annual report for the year ending December 31, 2006, to be filed in 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our securities. See "Item 15. Controls and Procedures" for additional information.

  We depend on key accounting staff for the preparation of U.S. GAAP financial information. Given the competition for such personnel and the remote locations of our subsidiaries, our key accounting staff may leave our company, which could disrupt our ability to timely and accurately report U.S. GAAP financial information.

        Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with Russian accounting standards. For every reporting period, we translate, adjust and combine these standalone Russian statutory financial statements to prepare consolidated U.S. GAAP financial statements. This is a difficult task requiring U.S. GAAP-experienced accounting personnel at each of our subsidiaries and at our Moscow corporate offices. While we have hired accounting personnel who are CPAs and ACCA-qualified in the past year, Russia has available only a small number of accounting personnel with U.S. GAAP expertise. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of U.S. GAAP or other international standards. Such competition, combined with the remote locations of our subsidiaries which such personnel may not find suitable in comparison to other opportunities, makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave our company. Under these circumstances, we may have difficulty in remedying the material weaknesses identified by our independent registered public accounting firm and in the timely and accurate reporting of our financial information in accordance with U.S. GAAP.

  The potential implementation by the Russian government of a law requiring companies to purchase or lease the land on which they operate may have a material adverse effect on our financial condition.

        Much of the land occupied by privatized Russian companies, including most of our subsidiaries, was not included in the privatizations of these companies and is still owned by federal, regional or municipal governments. The companies use the land pursuant to a special title of perpetual use whereby they have the right to use the land but do not have the right to alienate such land.

        The Land Code of the Russian Federation of October 25, 2001, as amended, or the Land Code, requires privatized Russian companies to purchase or lease the land on which they operate. The purchase price and lease terms are to be determined in accordance with legislation enacted by governmental authorities, however, the current government land owners have broad discretion in making these determinations. This requirement was scheduled to take effect on January 1, 2004, but implementation has been delayed by the Russian legislature to January 1, 2006. At present, we estimate that the cost of purchasing the land on which we operate would be approximately $155 million. Thus, if not eliminated or limited prior to implementation, the requirement that we purchase or lease the land we occupy will require significant expenditures by us and may have a material adverse effect on our financial condition.

  Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.

        In 2004, our Russian operations purchased approximately 3.9 billion kWh of electricity, representing 69% of their needs, from local subsidiaries of RAO UES, the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalizing the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. This reform process could also cause disruptions to the supply of electricity to us. In addition, while subject to doubt as to whether it will be implemented as currently written, according to the Russian Energy Strategy approved by the Russian government in 2003, electricity tariffs for industrial users are expected to reach 3.2-3.6 cents per kWh by 2006. In 2004, our average cost of electricity was 3.0 cents per kWh. Assuming a price of 3.6 cents per kWh in 2004, our Russian operations would have incurred approximately $23 million in additional costs. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector. If we are required to pay higher prices for electricity in the future, our costs will rise and our business and prospects could be materially adversely affected.

        Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom. Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government. These prices have been rising over the last few years. The average price for industrial consumers was approximately $28 per thousand cubic meters ($0.79 per thousand cubic feet) in 2004, and increased by 27% to approximately $36 per thousand cubic meters ($1.01 per thousand cubic feet) as of January 1, 2005. Further, domestic natural gas prices are significantly below Western European levels, which helps to provide us with a cost advantage over our competitors. Recently, in connection with Russia's potential accession to the World Trade Organization, or WTO, Russia and the EU agreed that Russia would raise domestic gas prices to $37-42 per thousand cubic meters ($1.05-1.19 per thousand cubic feet) by 2006 and to $49-57 per thousand cubic meters ($1.39-$1.61 per thousand cubic feet) by 2010. Assuming a price of $42 per thousand cubic meters in 2004, our Russian operations would have incurred approximately $30 million in additional costs. If we are required to pay a higher price for natural gas, our costs will rise and our business and prospects could be materially adversely affected.

  The reorganization of the Russian railways transportation sector exposes us to uncertainties regarding transportation costs of raw materials and steel products.

        Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers, as well as to ports for onward transportation overseas. In accordance with legislation enacted in 2003, the Russian Railways Ministry was privatized and its assets are now owned by OAO Russian Railroads, an open joint stock company wholly-owned by the Russian government. Russian Railroads is responsible for the management of all Russian railroads. The Russian government, through the Federal Tariff Service, continues to set rail tariffs and pursue its policy of maintaining international transportation tariffs and possibly increasing domestic tariffs. Factors which may lead to an increase in domestic tariffs include the insufficient financial transparency of Russian Railroads, the poor state of repair of Russia's rolling stock and the cross-subsidization of unprofitable passenger transportation sectors. Failure of Russian Railroads to upgrade its rolling stock within the next few years could also result in a shortage of available working rolling stock and a disruption in transportation of our materials and products. If these or other factors result in increased railway transport costs, our results of operations could be materially adversely affected.

  We face numerous protective trade restrictions in the export of our steel products.

        We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The EU has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe and the Baltic States that joined the EU on May 1, 2004. Our sales into the EU constituted approximately 16.9% of our steel segment revenues in 2004, and we used 92.9% of our EU steel import quota allocation during 2004. The export of our steel into the EU is an important part of our growth strategy. If EU quotas are not increased in line with our sales growth objectives, our ability to expand our sales in the EU and pursue our growth strategy could be limited.

        The United States has a quota system in place with respect to imports of hot-rolled coil and thick steel plate. It previously had a quota system in place with respect to imports of pig-iron, slabs, zinc-plated steel products, hot-rolled bars, cold-processed bars, wire-rod and some other products from Russia which expired on July 12, 2004. We may attempt to expand our steel product exports to the U.S. market. We expect, however, that depending on market conditions, the United States may impose new anti-dumping duties or other types of trade restrictions which might force us to decrease our exports to the United States below current levels. In December 2003, the United States also withdrew safeguard measures in the form of tariffs on most steel exports to the United States after the WTO's Appellate Body had determined them to be inconsistent with the requirements of the WTO. In January 2004, China imposed new anti-dumping duties on cold-rolled steel imports from Russia that are retroactive to September 2003 and will last for five years. These duties, however, have been temporarily suspended. In 2004, approximately 77.4% of our steel segment revenues were derived from sales of steel products that were subject to import restrictions. We also expect that an anti-dumping investigation with respect to Russian exports of steel ropes and cables will be initiated in the United States. There are also risks of anti-dumping investigations against Russian steel exports in other markets. See "Item 4. Information on the Company—Steel Business—Trade Restrictions."

  We benefit from Russia's tariffs and duties on imported steel, which may be eliminated in the future.

        Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5% of value, but also step up to 20% of value for certain higher value-added steel products. In addition, Russia has in place a 21% countervailing duty on Ukrainian steel bars, which expires in August 2005. Our Russian sales of steel products that are protected by these tariffs and duties accounted for approximately 100% of our steel segment revenues in 2004. We believe we benefit from these tariffs and duties because they prevent subsidized Ukrainian exports to Russia from reducing the prices we can obtain for these products in our domestic markets. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect our revenues and results of operations.

        In May 2004, Russia and the EU agreed on terms for Russia's entry into the WTO and, according to press reports, Russia may complete its negotiations with other countries to be able to join the WTO by the end of 2005. Russia's future accession to the WTO could negatively affect our business and prospects. In particular, Russia's entry into the WTO may require lowering or removing of tariffs and duties on steel products, causing increased competition in the domestic steel market from foreign producers and exporters. See also "—Increasing tariffs and restructuring in the energy sector could materially adversely affect our business."

  Further appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations.

        Our reporting currency is the U.S. dollar. Our products are typically priced in rubles for domestic sales and in U.S. dollars (and, to a lesser extent, euros) for export sales, whereas the majority of our direct costs are incurred in rubles and, to a lesser extent, in other local currencies where our operations are based. Appreciation in real terms of the ruble against the U.S. dollar results in an increase in our costs relative to our revenues, adversely affecting our results of operations. In 2004, the ruble appreciated in real terms against the U.S. dollar by 15.1% according to the Russian Central Bank, and further real appreciation of the ruble against the U.S. dollar may materially adversely affect our results of operations.

  Estimates of our reserves are subject to uncertainties.

        The estimates concerning our reserves contained in this document are subject to considerable uncertainties. These estimates are based on interpretations of geological data obtained from sampling techniques and projected rates of production in the future. Actual production results may differ significantly from reserve estimates. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of coal, iron ore or nickel.

  We are subject to mining risks.

        Our business operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with our open-pit mining operations include:

  •
  flooding of the open pit;

  •
  collapses of the open-pit wall;

  •
  accidents associated with the operation of large open-pit mining and rock transportation equipment;

  •
  accidents associated with the preparation and ignition of large-scale open-pit blasting operations;

  •
  production disruptions due to weather; and

  •
  hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

        Hazards associated with our underground mining operations include:

  •
  underground fires and explosions, including those caused by flammable gas;

  •
  cave-ins or ground falls;

  •
  discharges of gases and toxic chemicals;

  •
  flooding;

  •
  sinkhole formation and ground subsidence; and

  •
  other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.

        We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as liability for us. The liabilities resulting from any of these risks may not be adequately covered by insurance, and we may incur significant costs that could have a material adverse effect upon our business, results of operations and financial condition.

  More stringent environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations in the jurisdictions where we operate may have a significant negative effect on our operating results.

        Our operations and properties are subject to environmental, health and safety and other laws and regulations in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants and waste, some of which are hazardous, such as benzapiren, sulphur oxide, sulphuric acid, nitrogen ammonium, sulphates, nitrites, phenicols and sludges (including sludges containing crome, copper, nickel, mercury and zinc). The discharge, storage and disposal of such hazardous waste is subject to environmental regulations, including some requiring the clean-up of contamination and reclamation, such as requirements for cleaning up highly hazardous waste oil and iron slag. In addition, pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable.

        Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. For example, a news article in 2004 cited us as Russia's tenth worst polluter. Environmental legislation in the jurisdictions where we operate, however, is generally weaker, and less stringently enforced, than in the EU or the United States. More stringent standards may be introduced or enforcement increased in Russia and elsewhere where we conduct our operations. Based on the current regulatory environment in these jurisdictions, as of December 31, 2004, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $75.0 million for asset retirement obligations (ARO), consistent with U.S. GAAP requirements. In addition, upon our acquisitions of Mechel Targoviste and Mechel Campia Turzii, as part of the purchase agreements, we committed to the Romanian government to invest $7.3 million and

$4.6 million, respectively, into environmental protection and reclamation. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

        Also, in the course, or as a result, of an environmental investigation, regulatory authorities can issue an order halting part or all of the production at a production facility which has violated environmental standards. In the event that production at one of our facilities was partially or wholly prevented due to this type of sanction, our business could suffer significantly and our operating results would be negatively affected.

        In addition, we are generally not indemnified against environmental liabilities or any required land reclamation expenses of our acquired businesses that arise from activities that occurred prior to our acquisition.

  The Kyoto Protocol may negatively affect us.

        The Kyoto Protocol to the United Nations Framework Convention on Climate Change, which was ratified by Russia on November 4, 2004, and took effect on February 16, 2005, requires the signatory countries to make substantial reductions in "greenhouse gas" emissions. Future Russian legislation enacted to implement the Kyoto Protocol may result in raised environmental standards for industries including the mining and steel industries, which may in turn result in increased environmental costs. Russian industrial technologies may not be able to comply with these raised environmental standards and such non-compliance may become an additional basis for restricting Russian steel exports to the European market. The amount of EU anti-dumping duty on Russian exports may be increased as a result of adjustments to the relatively low environmental component of production costs of Russian companies used in the calculation of the EU dumping margin. Additionally, Russian companies may not be able to participate in certain mechanisms provided for in the Kyoto Protocol, including trading in carbon emissions, due to a lack of a relevant legislative and regulatory framework in Russia. This may benefit our competitors from countries that have timely implemented such a framework.

  Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.

        Our business depends on the continuing validity of certain licenses and the issuance of certain new licenses and our compliance with the terms thereof, including subsoil licenses for our mining operations. Regulatory authorities exercise considerable discretion in the timing of license issuance, renewal and monitoring licensees' compliance with license terms. Requirements imposed by these authorities may be costly and time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Further, private individuals and the public at large possess rights to comment on and otherwise engage in the licensing process, including through intervention in courts and political pressure. Accordingly, the licenses we need may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may involve requirements which restrict our ability to conduct our operations or to do so profitably.

        Our competitors may also seek to deny our rights to develop certain natural resource deposits by challenging our compliance with tender rules and procedures or compliance with license terms. Political factors can also affect whether non-compliance with licensing regulations and terms of our licenses could lead to suspension or termination of our licenses and permits, and to administrative, civil and criminal liability.

        We have a limited history of renewing our subsoil licenses. In 2003 we extended the subsoil license for the Tatianinsk deposit, which was set to expire in June 2002, for a 10-year period. We have not had a need to extend any of our other subsoil licenses. Of our nine coal subsoil licenses, eight expire on dates falling in 2012 through 2014 and one expires at the end of 2005; our four iron ore subsoil licenses expire on dates falling in 2009 through 2015; and our three nickel subsoil licenses expire on dates falling in 2012 and 2013. See "Item 4. Information on the Company—Mining Business—Mineral Reserves."

        Accordingly, these factors may seriously affect our ability to obtain or renew necessary licenses, and if we are unable to obtain or renew necessary licenses or we are only able to obtain them with newly-introduced material restrictions, we may be unable to realize our reserves and our business and results of operations could be materially adversely affected.

        In addition, as part of their obligations under licensing regulations and the terms of our licenses and permits, our companies have to comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment and a system of quality control, monitor our operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, which are entitled to control and inspect their activities. In the event that the licensing authorities discover a material violation by our company, we may be required to suspend our operations or incur substantial costs in eliminating or remedying such violation, which could have a material adverse effect on our business or results of operations.

  Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations.

        Most of the existing subsoil licenses in Russia date from the Soviet era. During the period between the dissolution of the Soviet Union in August 1991 and the enactment of the first post-Soviet subsoil licensing law in the summer of 1992, the status of subsoil licenses and Soviet-era mining operations was unclear, as was the status of the regulatory authority governing such operations. The Russian government enacted the Procedure for Subsoil Use Licensing, or Licensing Regulation, on July 15, 1992, which came into effect on August 20, 1992. As was common with legislation of this time, the Licensing Regulation was passed hastily, without adequate consideration of transition provisions, and contained numerous gaps. In an effort to address the problems in the Licensing Regulation, the Ministry of Natural Resources issued ministerial acts and instructions that attempted to clarify and, in some cases, modify the Licensing Regulation. Many of these acts contradicted the law and were beyond the scope of the Ministry's authority, but subsoil licensees had no option but to deal with the Ministry in relation to subsoil issues and comply with its ministerial acts and instructions. Thus, it is possible that licenses applied for and/or issued in reliance on the Ministry's acts and instructions could be challenged by the prosecutor general's office as being invalid. In particular, deficiencies of this nature subject subsoil licensees to selective and arbitrary governmental claims.

        Legislation on subsoil rights still remains internally inconsistent and vague, and the Ministry's acts and instructions are often arguably inconsistent with legislation. Subsoil licensees thus continue to face the situation where both failing to comply with the Ministry's acts and instructions and choosing to comply with them places them at the risk of being subject to arbitrary governmental claims, whether by the Ministry or the prosecutor general's office.

        A provision that a license may be suspended or terminated if the licensee does not comply with the "significant" or "material" terms of a license is an example of such a deficiency in the legislation. However, the Ministry of Natural Resources has not issued any interpretive guidance on the meaning of these terms. Similarly, under Russia's civil law system, court decisions on the meaning of these terms do not have any precedential value for future cases and, in any event, court decisions in this regard have been inconsistent. These deficiencies result in the regulatory authorities, prosecutors and courts having significant discretion over enforcement and interpretation of the law, which may be used to challenge our subsoil rights selectively and arbitrarily.

        Moreover, during the tumultuous period of the transformation of the Russian planned economy into a free market economy in the 1990s, documentation relating to subsoil licenses was not properly maintained and, in many cases, was lost or destroyed. Initially, during the period between the dissolution of the Soviet Union and the privatizations of the mid-1990s, as state subsidies ceased, many mining operations were forced to shut down or scale back production. In addition, during this time, complete governmental planning and oversight ceased, leaving the local management ill-equipped to operate these businesses, which faced severe liquidity problems. The employees, who were often unpaid for months, had little incentive to look after the businesses. In these circumstances, the maintenance of documentation relating to subsoil licenses, as well as compliance with the administrative requirements of the legislation of this period, was not a priority for management. The situation did not significantly improve as these mines were privatized in the mid-1990s, primarily since most Russian businesses during these times continued to face severe liquidity problems and the management focused on the operation of these mines. Thus, in many cases, although it may be clearly evident that a particular enterprise has mined a licensed subsoil area for decades, the historical documentation relating to their subsoil licenses may not be complete.

        If, through governmental or other challenges, our licenses are suspended or terminated we would be unable to realize our reserves, which could materially adversely affect our business and results of operations.

  Our Romanian operations face certain risks.

        Romania is not self-sufficient in energy resources. Domestic energy prices, which are significantly higher than the prices we pay in Russia, have recently increased and may continue to increase in the future, which might hurt the profitability of our operations in Romania. For example, in 2004, the price of natural gas increased by approximately 32% in Romania and is expected to continue to increase through 2005. Shortages in energy supplies, including administrative limitations during peak usage, may limit our production capacity and efficiency and hinder our output. Our Romanian operations also purchase significant amounts of raw materials, such as scrap, for which prices increased by approximately 60% in 2004 and are expected to continue to increase in 2005. If we are unable to obtain these raw materials on economic terms, the operations of our Romanian subsidiaries could be materially adversely affected.

        In addition, preparations in Romania for its possible admission into the EU will result in increased environmental liabilities and expenditures and labor costs for our Romanian operations. See note 23(c) to our consolidated financial statements. These preparations may also result in trade duties and quotas on the export of steel finished and semi-finished products into Romania.

        In connection with their acquisition, we also committed to make capital investments of approximately $21.1 million at Mechel Targoviste and approximately $22.7 million at Mechel Campia Turzii, as well as to maintain labor force levels for five years from the date of acquisition of these Romanian facilities. See "Item 5. Operating and Financial Review and Prospects—Contractual obligations and commercial commitments." Although we have complied with these undertakings to date, our failure to comply in the future could result in the forfeiture of part of our ownership stake in these companies.

  We are controlled by two shareholders who run our business collectively and whose interests could conflict with those of the holders of our securities.

        The Chairman of our Board of Directors, Mr. Igor Zyuzin, and our Chief Executive Officer, Mr. Vladimir Iorich, own 84.44% of our outstanding common shares. These two shareholders have acted in concert since signing an Ownership, Control and Voting Agreement dated August 1, 1995, which requires them to vote the same way. See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ownership, Control and Voting Agreement of August 1, 1995" for more information regarding this agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management, issue additional shares and approve certain actions requiring the approval of a majority of our shareholders. The interests of these shareholders could conflict with those of holders of ADSs and materially adversely affect your investment.

        In addition, these two shareholders currently provide leadership to the group as a team and consult extensively with each other before significant decisions are made. This may slow the decision-making process, and a disagreement between these individuals could prevent key strategic decisions from being made in a timely manner. In the event these shareholders are unable to continue to work well together in providing cohesive leadership, our business could be harmed.

  Our competitive position and future prospects depend on our senior management's experience and expertise.

        Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team, particularly our Chairman and our Chief Executive Officer. The loss or diminution in the services of members of our senior management team or an inability to attract, retain and maintain additional senior management personnel could have a material adverse effect on our business, financial condition, results of operations or prospects. Moreover, competition in Russia for personnel with relevant expertise is intense due to the small number of qualified individuals, and this situation seriously affects our ability to retain our existing senior management and attract additional qualified senior management personnel.

  In the event the title to any privatized company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

        Almost all of our business consists of privatized companies, and our business strategy will likely involve the acquisition of additional privatized companies. Privatization legislation in Russia is generally considered to be vague, internally inconsistent and in conflict with other domestic legislation. As the statute of limitations for challenging transactions entered into in the course of privatizations is 10 years, any transfers of title or ownership interests under privatizations are still vulnerable to challenge, including selective action by governmental authorities. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, including Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant, Southern Kuzbass Coal Company, Beloretsk Metallurgical Plant, Urals Stampings Plant, Korshunov Mining Plant or Izhstal, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in such company or its assets, which could materially affect our business and results of operations.

  If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

        Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Russian Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. This legislation is vague in certain parts and subject to varying interpretations. If the Federal Antimonopoly Service were to conclude that an acquisition or the creation of a new company was done in contravention of applicable legislation and competition has been reduced as a result, it could impose administrative sanctions and require the divestiture of this company or other assets, adversely affecting our business strategy and our results of operations.

  In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

        We own less than 100% of the equity in many of our subsidiaries, with the remaining equity balance being held by minority shareholders. These subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries which may be considered "interested party transactions" under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Interested Party Transactions." These transactions may not always have been properly approved, and therefore may be challenged by minority shareholders. In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders meeting to approve certain transactions, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and share issuances. In some cases, minority shareholders may not approve transactions which are interested party transactions requiring approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

  Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts.

        As of December 31, 2004, approximately 88% of our employees were represented by trade unions. Although we have not experienced any business interruption at any of our businesses as a result of labor disputes from the dates of their respective acquisition by us and we consider our employee relations to be good, large union representation subjects our businesses to interruptions through strikes, lockouts or delays in renegotiations of labor contracts. Our existing arrangements with trade unions also may not be renewed on terms favorable to us. In such events, our business and results of operations could be materially adversely affected.

  We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

        The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, our facilities are not insured, and we have no coverage for business interruption or loss of key management personnel or for third-party liability, other than customary insurance coverage with respect to our international trading operations and sales. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity, for which we would not be compensated. For example, if substantial production capacity were lost at our Chelyabinsk Metallurgical Plant, which is our primary steel production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products. Additionally, depending on the severity of the property damage, we may not be able to rebuild damaged property in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

  Russian currency control regulations may hinder our ability to conduct our business.

        Over the past several years, the ruble has fluctuated dramatically against the U.S. dollar. The Central Bank of Russia has from time to time imposed various currency control regulations in attempts to support the ruble, and may take further actions in the future. For example, Central Bank regulations currently require us to convert into rubles 10% of our export proceeds. Furthermore, the government and the Central Bank may impose additional requirements on cash inflows and outflows into and out of Russia or on use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions, or from successfully implementing our business strategy.

        A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank, envisaging instead the implementation of generally applicable restrictions on currency operations. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Exchange Controls" for further description of Russia's currency control regulations. As the evolving regulatory regime is new and relatively untested, it is unclear whether it will be more or less restrictive than the prior laws and regulations it has replaced.

  Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially affect our results of operations.

        Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian courts and implemented, our future financial results could be adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which could have an adverse effect on our financial condition and results of operations. See also "—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses and changes in the Russian tax system could materially adversely affect our business and the value of our securities."

  Risks Relating to Our ADRs and the Trading Market

  Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

        Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that you could lose all your rights to those shares if the depositary's assets in Russia are seized or arrested. In that case, you would lose all the money you invested in the ADSs.

        Russian law may treat the depositary as the beneficial owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In the United States, although shares may be held in the depositary's name or to its order, making it a "legal" owner of the shares, the ADS holders are the "beneficial," or real owners. In those jurisdictions, an action against the depositary, the legal owner, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares.

Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, subject to seizure or arrest. We do not know yet whether the shares underlying the ADSs may be seized or arrested in Russian legal proceedings against a depositary. In the past, a lawsuit was filed against a depositary bank other than Deutsche Bank Trust Company Americas seeking the seizure of various Russian companies' shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against Deutsche Bank Trust Company Americas, and the shares underlying our ADSs were to be seized or arrested, the ADS holders involved would lose their rights to such underlying shares.

  Your voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.

        You will be able to exercise voting rights with respect to the common shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. However, there are practical limitations upon your ability to exercise your voting rights due to the additional procedural steps involved in communicating with you. For example, the Federal Law on Joint Stock Companies of December 26, 1995, or the Joint Stock Company Law, and our charter require us to notify shareholders at least 30 days in advance of any meeting and at least 50 days in advance of an extraordinary meeting relating to election of directors. Our common shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

        As an ADS holder, you, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you notice of such meeting, copies of voting materials (if and as received by the depositary from us) and a statement as to the manner in which instructions may be given by holders. To exercise your voting rights, you must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of common shares. ADSs for which the depositary does not receive timely voting instructions will not be voted.

        In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, this regulation remains untested, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs.

  The price of our securities may be highly volatile.

        The trading prices of our securities may be subject to wide fluctuations in response to many factors, including:

  •
  variations in our operating results and those of other mining and steel companies;

  •
  variations in national and industry growth rates;

  •
  actual or anticipated announcements of technical innovations or new products or services by us or our competitors;

  •
  changes in governmental legislation or regulation;

  •
  general economic conditions within our business sector or in Russia; or

  •
  extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

        In addition, there is very limited public free float of our shares on the Russian Trading System, or RTS, the Russian stock exchange where they are currently listed. This, in turn, may affect the liquidity of our shares and ADSs and their trading prices.

  You may be unable to repatriate your earnings from our ADSs.

        Russian legislation currently requires dividends on common shares to be paid in rubles and permits such ruble funds to be converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes.

        The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

  You may not be able to benefit from the United States-Russia double tax treaty.

        In accordance with Russian legislation, dividends paid to a nonresident holder generally will be subject to Russian withholding at a 15% rate for legal entities, and at the rate of 30% for individuals. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders. However, the Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by the scarcity of available interpretive guidance. In 2005 the Ministry of Finance expressed an opinion that holders of depositary receipts should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of depositary receipt holders are duly confirmed. However, in the absence of any specific provisions in Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat the depositary receipt arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty. See "Item 10. Additional Information—Taxation—Russian Income and Withholding Tax Considerations—United States-Russia Income Tax Treaty Procedures," "Item 10. Additional Information—Taxation—Russian Income and Withholding Tax Considerations—Taxation of Dividends" and "Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of dividends on common shares or ADSs" for a more detailed discussion of this issue and administration procedures.

  Capital gain from sale of ADSs may be subject to Russian income tax.

        Under Russian tax legislation, gains arising from the disposition of Russian shares and securities, such as our common shares, as well as financial instruments derived from such shares, such as our ADSs, may be subject to Russian income or withholding taxes. However, no procedural mechanism currently exists to withhold any capital gains or for subsequent remittance of such amounts to the Russian tax authorities with respect to sales made between non-residents or sales of ADSs on the New York Stock Exchange. See "Item 10. Additional Information—Taxation—Russian Income and Withholding Tax Considerations—United States-Russia Income Tax Treaty Procedures."

  You may have limited recourse against us and our directors and executive officers because we generally conduct our operations outside the United States and all of our directors and executive officers reside outside the United States.

        Our presence outside the United States may limit your legal recourse against us. Mechel Steel Group is incorporated under the laws of the Russian Federation. All of our directors and executive officers reside outside the United States, principally in Russia. All or a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may not be able to affect service of process within the United States upon us or our directors and executive officers or to enforce in a U.S. court judgments obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

        There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts' inability to enforce such orders and corruption.

  Risks Relating to the Political Environment in Russia

  Political and governmental instability could adversely affect the value of our securities.

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. Throughout his first term in office, President Putin has maintained governmental stability and even accelerated the reform process. In February 2004, President Putin dismissed his entire cabinet, including the prime minister. This was followed on March 12, 2004, by President Putin's announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, the Russian parliament adopted legislation whereby the executives of sub-federal political units will no longer be directly elected by the population and will instead be nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. Further, President Putin has proposed to eliminate individual races in State Duma elections, so that voters would only cast ballots for political parties. These new structures are largely not yet finalized and implemented.

        Future changes in government, major policy shifts or lack of consensus among President Putin, the prime minister, Russia's parliament and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our company and the value of investments in Russia, like our securities.

  Political and other conflicts create an uncertain operating environment that hinders our long-term planning ability and could adversely affect the value of investments in Russia.

        The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently carrying out our business strategy. See also "—Risks Relating to Our Business and Industry—In the event the title to any privatized company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets" and "—Risks Relating to the Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our securities."

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have also spread to other parts of Russia, and a number of fatal terrorist attacks have been carried out by Chechen terrorists throughout Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, like our securities.

  Risks Relating to the Economic Environment in Russia

  Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our securities to suffer.

        Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in emerging markets. Investors should also note that emerging markets such as Russia are subject to rapid change and that the information set out herein may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in stock markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, emerging market companies can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Russian economy remains relatively stable, financial turmoil in any emerging market country could seriously disrupt our business, as well as result in a decrease in the price of our securities.

  Economic instability in Russia could adversely affect our business.

        Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

  •
  significant declines in gross domestic product;

  •
  hyperinflation;

  •
  an unstable currency;

  •
  high government debt relative to gross domestic product;

  •
  a weak banking system providing limited liquidity to Russian enterprises;

  •
  a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

  •
  significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

  •
  widespread tax evasion;

  •
  the growth of black and gray market economies;

  •
  pervasive capital flight;

  •
  high levels of corruption and the penetration of organized crime into the economy;

  •
  significant increases in unemployment and underemployment; and

  •
  the impoverishment of a large portion of the Russian population.

        The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble- denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and the inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998. This further impaired the ability of the banking sector to act as a reliable and consistent source of liquidity to Russian companies, and resulted in the loss of bank deposits in some cases.

        Russia's inexperience with a market economy also poses numerous risks. The failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

        Recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble and a reduced rate of inflation—may not continue or may be abruptly reversed. Additionally, because Russia produces and exports large quantities of oil and natural gas, the Russian economy is especially vulnerable to fluctuations in the price of oil and natural gas on the world market and a decline in the price of oil or natural gas could significantly slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have created significant uncertainty about the supply of oil and natural gas and delayed the expected recovery of the global economy, and such future events may continue to adversely affect the global economic environment, which could result in a decline in the demand for oil and natural gas. A strengthening of the ruble in real terms relative to the U.S. dollar, changes in monetary policy, inflation or other factors could adversely affect Russia's economy and our business in the future. Any such market downturn or economic slowdown could also severely limit our and our customers' access to capital, also adversely affecting our and our customers' businesses in the future.

  The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

        Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Although the Central Bank of Russia has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, many banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Further, in Russia, bank deposits generally are not insured.

        Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Russian Central Bank has recently revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

        There is currently a limited number of creditworthy Russian banks, most of which are located in Moscow. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks. Nonetheless, we hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks, in part because we are required to do so by Central Bank regulations and because the ruble is not transferable or convertible outside of Russia. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

  Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity.

        Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. For example, in May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major multi-hour outage in a large section of Moscow and some surrounding regions. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

        The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia, and can interrupt business operations. These difficulties can impact us directly and further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our securities.

  Risks Relating to the Social Environment in Russia

  Crime, corruption and negative publicity could disrupt our ability to conduct our business.

        The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. In addition, the local and international press have reported high levels of official corruption in the locations where we conduct our business, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of government officials or certain companies or individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials, claims that we have been involved in official corruption or engaged in improper activities or slanted articles, press speculation and negative publicity could disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition and results of operations or prospects and the value of our securities.

  Social instability could increase support for renewed centralized authority, nationalism or violence, materially adversely affecting our ability to conduct our business.

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living in Russia have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. This type of labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, nationalism, restrictions on foreign involvement in the Russian economy and violence. Any of these or similar consequences of social unrest could restrict our operations and lead to the loss of revenue, materially adversely affecting us.

  Risks Relating to Russian Legislation and the Russian Legal System

  Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our securities.

        Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

  •
  inconsistencies among (1) federal laws; (2) decrees, orders and regulations issued by the president, the government and federal ministries; and (3) regional and local laws, rules and regulations;

  •
  the lack of judicial and administrative guidance on interpreting Russian legislation;

  •
  substantial gaps in the regulatory structure due to delay or absence of implementing regulations;

  •
  the relative inexperience of judges and courts in interpreting Russian legislation;

  •
  corruption within the judiciary;

  •
  a high degree of unchecked discretion on the part of governmental authorities; and

  •
  bankruptcy procedures that are not well developed and are subject to abuse.

        Under Russian corporate law, negative net assets calculated on the basis of Russian accounting standards, or RAS, can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities. Numerous Russian companies have negative net assets due to very low historical asset values reflected on their RAS balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. In a highly-publicized case a few years ago, a court ordered the liquidation of a company with negative net assets, although it was otherwise solvent. We currently have and may have in the future subsidiaries with negative net assets under RAS, and thus are subject to the potential for arbitrary government action in this regard.

        Moreover, the regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities which are often in competition with each other. These include:

  •
  the Federal Service for the Financial Markets;

  •
  the Ministry of Finance;

  •
  the Federal Antimonopoly Service;

  •
  the Central Bank of Russia; and

  •
  various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

        In addition, Russian corporate and securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

        Additionally, several fundamental laws have only recently become effective. The enactment of new legislation in the context of a rapid evolution to a market economy and the lack of consensus about the scope, content and pace of economic and political reforms has resulted in ambiguities, inconsistencies and anomalies in the overall Russian legal system. The enforceability and underlying constitutionality of many recently enacted laws are in doubt, and many new laws remain untested. For example, the regulations regarding issuance of permissions for depositary receipt programs and voting by depositaries at the instruction of ADS holders, are relatively new and untested. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our legal rights, including rights under our contracts, or to defend ourselves against claims by others.

  The judiciary's lack of independence and inexperience, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, which could have a material adverse effect on our business or the value of our securities.

        The independence of the judicial system and the prosecutor general's office and their immunity from economic, political and nationalistic influences in Russia is less than complete. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and court orders are not always enforced or followed by law enforcement agencies. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions are often used in furtherance of political aims, which the courts themselves support. We may be subject to such claims and may not be able to receive a fair hearing.

        These uncertainties also extend to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation was enacted to protect private property against expropriation and nationalization. However, it is possible that, due to the lack of experience in enforcing these provisions and political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Some government entities have tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, could have a material adverse effect on our business.

  Selective or arbitrary government action may have an adverse effect on our business, financial condition and results of operations or prospects and the value of our securities.

        We operate in an uncertain regulatory environment. Governmental authorities have a high degree of discretion in Russia and at times act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions, often for political purposes. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor's has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups." In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

        In addition, in 2003 and 2004, the Ministry for Taxes and Levies brought tax evasion claims challenging certain Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition and results of operations or prospects and the value of our securities.

  Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Civil Code and the Joint Stock Company Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person. The person capable of determining such decisions is called an "effective parent." The person whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons, and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        Moreover, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, given our status as a holding company, we could be liable in some cases for debts of our consolidated Russian subsidiaries. The total liabilities of our consolidated Russian subsidiaries, as of December 31, 2004, was $1,021.1 million, excluding intercompany indebtedness.

  Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited.

        In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate action, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of action. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Rights Attaching to Common Shares" for a more detailed description of some of these protections. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholder meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

        In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company, which could be prejudicial to the interests of minority shareholders. It is possible that our majority shareholders and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could materially and adversely affect the value of your investment in our securities. See "—Risks Relating to Our Business and Industry—We are controlled by two shareholders who run our business collectively and whose interests could conflict with those of the holders of our securities" for more discussion of the control our current shareholders have over us.

        Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could materially adversely affect the value of your investment in our securities.

        While the Joint Stock Companies Law provides that shareholders owning not less than 1% of the company's stock may bring an action for damages on behalf of the company, Russian courts to date do not have experience with respect to such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of ADSs.

  Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

        Russian law provides that shareholders, including holders of our ADSs, that voted against or did not participate in voting on certain matters have the right to sell their shares to the company at market value, as determined in accordance with Russian law. The decisions that trigger this right to sell shares include

  •
  decisions with respect to reorganization;

  •
  approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 25% of the book value of our assets calculated according to RAS; and

  •
  amendment of our charter that restricts shareholders' rights.

        Our obligation to purchase the shares in these instances is limited to 10% of our net assets calculated according to RAS, at the time the matter at issue is voted upon. Our or our subsidiaries' obligation to purchase shares in these circumstances could have an adverse effect on our cash flows and our business.

  The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying your ADSs.

        Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the agreement governing the deposit of ADSs, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Registration and Transfer of Shares."

  Weaknesses and changes in the Russian tax system could materially adversely affect our business and the value of our securities.

        Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

  •
  income taxes;

  •
  value-added tax, or VAT;

  •
  excise taxes;

  •
  unified social tax; and

  •
  property tax.

        The tax environment in Russia has historically been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation. Because of the political changes which have occurred in Russia over the past several years, there have recently been significant changes to the Russian taxation system.

        Global tax reform commenced in 1999 with the introduction of Part One of the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force on January 1, 2001; the profits tax and mineral extraction tax chapters came into force on January 1, 2002; and the newly introduced corporate property tax chapter of the Tax Code came into force on January 1, 2004.

        In practice, the Russian tax authorities often have their own interpretation of the tax laws that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately proceeded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect. Recently, the Constitutional Court of the Russian Federation ruled that VAT paid on a commercial enterprise's purchases, or input VAT, cannot be offset against VAT collected from sales to the extent that the input VAT was incurred on items purchased with borrowed funds.

        In 2003, some of our Russian trading subsidiaries received tax claims relating to alleged underestimation of profits tax and value-added tax based on varying interpretations of tax legislation during 1999 to 2002. These subsidiaries are no longer active, and we no longer use the transaction structures which gave rise to these tax claims. We settled or paid these claims in full in 2004.

        Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group. In addition, pursuant to legislation that entered into force on January 1, 2002, payments of intercompany dividends between two Russian entities are subject to a withholding tax of 6% at the time they are paid out of profits, though this tax does not apply to dividends once they have already been taxed.

        The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could adversely affect our business and the value of our securities.

  Risks Relating to Other Jurisdictions

  We also face risks associated with conducting business in the countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe.

        We currently have two steel mills in Romania, a hardware plant in Lithuania and coal operations in Kazakhstan. We may acquire additional operations in the countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe. Additionally, we owned a pipe mill in Croatia until August 2004, when we transferred its ownership back to the government of Croatia. The transfer of these assets free of charge gives rise to potential tax claims not exceeding $24.9 million, for which we have not made an accrual in our accounts. As with Russia, these countries are emerging markets subject to greater political, economic, social and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in "—Risks Relating to the Economic Environment in Russia," "—Risks Relating to the Social Environment in Russia" and "—Risks Relating to Russian Legislation and the Russian Legal System."

        Moreover, these countries are new operating environments for us, which are located, in many instances, a great distance from our Russian operations and across multiple international borders. We thus expect to have less control over their activities and these businesses may face more uncertainties with respect to their operational needs. These factors may hurt the profitability of our current and future operations in these countries.

Item 4. Information on the Company

Overview

        We are a low-cost integrated mining and steel group with revenues of $3.64 billion in 2004. Our mining business is focused on mining products used in the production of steel, primarily coking coal, iron ore and nickel. We also produce a significant amount of steam coal. We have substantial coal, iron ore and nickel mining interests in Russia and Kazakhstan, with the flexibility to supply our own steel production or sell to third parties depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers. We are capable of internally sourcing all of the coking coal, 92% of the iron ore and 55% of the nickel requirements of our steel segment, assuming in the case of iron ore that third parties process certain quantities of our iron ore into concentrate and then into pellets and sinter. In addition, 56% of our coking coal concentrate production we sell to third parties. We were the second largest producer of coking coal in Russia in 2004, with a 12% market share, and Russia's largest exporter of coking coal concentrate. We also control 23% of the coking coal washing capacity in Russia.

        Our steel business comprises the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including hardware, stampings and forgings. It also produces significant amounts of coke, both for internal use and for sales to third parties. We are the largest and most comprehensive producer of specialty steels and alloys in Russia, producing 39% of total Russian specialty steel output. We are also the second largest producer of long products in Russia.

        Mechel Steel Group OAO is an open joint stock company incorporated under the laws of the Russian Federation. Our annual general shareholders' meeting, held on June 28, 2005, approved an amendment to our charter to change our name to Mechel OAO. This change will become effective upon government registration of this amendment, expected in July 2005. We are a holding company and conduct our business through a number of subsidiaries. We are registered with the Ministry of Taxes and Duties of the Russian Federation under the state registration number 103770301896. Our principal executive offices are located at Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Our telephone number is +7-095-258-1828. Our Internet address is www.mechel.com. Information posted on our website is not a part of this document. We have appointed CT Corporation Systems, 111 Eight Avenue, New York, New York 10011 as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, ADSs or deposit agreement.

Our History and Development

        We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See "Item 5. Operating and Financial Review and Prospects—The Reorganization." Since that time, through strategic acquisitions in Russia and abroad, our founding shareholders have built Mechel into a large, integrated mining and steel group, comprising coal, iron ore, nickel and limestone mining, coke production, and steel production, with operations in Russia, Kazakhstan, Romania and Lithuania. With each of our acquisitions, we implement improved operational and management practices, and we are generally able to realize significant increases in production efficiency and volume with only modest, targeted capital expenditures. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

        Set forth below are our primary mining and steel acquisitions:

        By 2000, we had acquired many of our coal interests, consisting of seven mining operations and related processing plants, all located within close proximity to each other in Mezhdurechensk in the southwestern part of Siberia. These operations, now consolidated under Southern Kuzbass Coal Company, produced 15.6 million tonnes of coal in 2004.

        In 2001, we acquired:

  •
  Chelyabinsk Metallurgical Plant, an integrated blast furnace and BOF/EAF steel mill which produced 5.0 million tonnes of raw steel, 4.0 million tonnes of rolled products and 3.0 million tonnes of coke in 2004 and which is located in Chelyabinsk, in the southern Urals near the border with Kazakhstan; and

  •
  Southern Urals Nickel Plant, consisting of two open-pit nickel mines and a nickel processing facility which produced 12,700 tonnes of nickel products in 2004 and which is located in Orsk, in the southern Urals.

        In 2002, we acquired:

  •
  Vyartsilya Metal Products Plant, a hardware plant which produced 56,200 tonnes of hardware in 2004 and which is located in Sortavala, Karelia, in northwest Russia close to the border with Finland;

  •
  Beloretsk Metallurgical Plant, a hardware plant which produced a total of 542,500 tonnes of steel products in 2004, including 219,200 tonnes of wire rod and 323,300 tonnes of hardware and which is located in Beloretsk, in the southern Urals;

  •
  Pugachev limestone quarry, consisting of a quarry and processing facility which produced 585,400 tonnes of limestone in 2004 and which is located close to Beloretsk, in the southern Urals; and

  •
  Mechel Targoviste, a steel mill which produced 444,000 tonnes of raw steel and 336,400 tonnes of rolled products in 2004 and which is located in Targoviste, Romania.

        In 2003, we acquired:

  •
  Mechel Zeljezara, a Croatian steel mill that produced pipes, which we subsequently shut down in August 2004 due to its high input costs and a persistent weakness in pipe prices;

  •
  Urals Stampings Plant, a forging and stamping mill which produced 60,900 tonnes of specialty steel stampings in 2004 and which is located in Chebarkul, in the southern Urals;

  •
  Mechel Campia Turzii, a steel mill which produced 291,200 tonnes of raw steel, 151,200 tonnes of rolled products and 81,600 tonnes of hardware in 2004 and which is located in Campia Turzii, Romania;

  •
  Korshunov Mining Plant, consisting of three iron ore mines and an iron ore concentrator plant which produced 3.9 million tonnes of iron ore concentrate in 2004 and which is based in Zheleznogorsk-Ilimskiy, in eastern Siberia;

  •
  Mechel Nemunas, a hardware plant which produced 57,500 tonnes of products in 2004 and which is located in Kaunas, Lithuania; and

  •
  Mechel Coal Resources, a coal washing plant which produced 58,700 tonnes of coking coal concentrate in 2004 and which is located near Karaganda, Kazakhstan.

        In 2004, we acquired:

  •
  Port Posiet, a port located in Russia's Far East on the Sea of Japan and which has more than one million tonnes of cargo and over 120,000 tonnes of warehousing capacity and processed 1,273,000 tonnes of cargo, mostly coal, metals and ferroalloys, in 2004;

  •
  Gorbachev Mine, an underground coal mine located in Kazakhstan; and

  •
  Izhstal, a Russian specialty steel producer located in Izhevsk, Udmurtia, west of the Urals, which produced approximately 500,960 tonnes of raw steel, 286,400 tonnes of rolled products, 53,200 tonnes of hardware and 16,970 tonnes of stampings and forgings in 2004.

        In 2005, we acquired:

  •
  A blocking minority stake of 25% plus one share in Yakutugol, located in eastern Siberia, which produced 5.4 million tonnes of coking coal and 4.0 million tonnes of steam coal in 2004 from open and underground mines; and

  •
  Port Kambarka, a port located in Kama in the Republic of Udmurtia, which processed 207,000 tonnes of cargo, mostly ore, iron ore concentrate and coal, in 2004.

  •
  In addition, our subsidiary, Southern Kuzbass Coal Company, acquired one coking coal license area in December 2004, two coking coal license areas in January 2005 and two additional coking coal license areas in April 2005, and won auctions for three coking coal licenses in June 2005.

Business Strategy

        Our goal is to expand our mining business, both through organic growth as well as acquisitions; to improve our steel segment margins through plant modernization, cost cutting and product portfolio optimization; to maintain our strong position as a producer of carbon and specialty long steel products in Russia; and to capitalize on the synergies deriving from our status as an integrated mining and steel group. We also intend to leverage our core businesses, where appropriate, with acquisitions of value-added downstream businesses.

        The key elements of our strategy include the following:

        Expand our Mining Business.    We intend to build on our substantial mining experience to achieve the following goals:

  •
  Develop our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We plan to increase our coal production from 15.6 million tonnes in 2004 to 16.6 million tonnes in 2007, and our iron ore concentrate production from 3.9 million tonnes in 2004 to 5.0 million tonnes in 2007.

  •
  Continue to make selective acquisitions of coal and other mining enterprises, including new subsoil licenses, particularly in Russia and other Commonwealth of Independent States, or CIS, countries, as strategic opportunities present themselves.

  •
  Maintain our flexibility to internally source raw-material inputs for our steel-making business, depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers.

        Improve our Steel Segment Margins through Plant Modernization, Cost Cutting and Product Portfolio Optimization and Further Enhance our Position as a Low-Cost Producer.    We intend to further increase our efficiency and reduce our manufacturing costs by:

  •
  Selectively investing in technology and capital improvements, including expanding use of continuous casters in our steel-making, optimizing our product portfolio and cuttings costs.

  •
  Preserving cost advantages in our labor, raw materials and energy inputs.

  •
  Achieving additional savings by fully integrating recent acquisitions into our operations.

        Maintain our Position as a Leading Producer of Carbon Long Products in Russia.    We have already built a solid presence in this sector, including a market-leading position in engineering steel and strong sales in rebar and wire rod. We intend to maintain these positions, including through the addition of new production capacity achieved by targeted, cost-effective capital expenditures. We plan to increase our raw steel and rolled products output from 6.2 million and 5.0 million tonnes, respectively, as of the end of 2004 to 8.2 million and 7.1 million tonnes, respectively, in 2007, primarily at our Chelyabinsk Metallurgical Plant. Additionally, we seek to benefit from the following factors in Russia:

  •
  If the economy continues to expand, the demand for long products, particularly in the construction industry, should increase, providing us with additional sales opportunities.

  •
  Substantial infrastructure repairs and industrial upgrade needs should also drive demand for our products.

        Develop our Position as a High-Quality, Low-Cost Producer of Specialty Long Products.    We are one of Russia's primary producers of specialty long products. We believe that this higher-margin business provides us with substantial opportunities to increase our revenues and profitability for the following reasons:

  •
  Our low-cost production provides us with a competitive base for expanding our market share in Europe, Asia and the CIS countries.

  •
  The Russian market for specialty long products has considerable room for growth if demand from domestic engineering and manufacturing sectors recovers from historic post-Soviet lows in the past few years.

        Further Capitalize upon Synergies between our Core Businesses.    In addition to synergies deriving from our status as an integrated group, we believe that additional cost savings and opportunities will arise as we benefit from economies of scale and continue to integrate recent acquisitions, in particular by implementing improvements in working practices and operational methods. We regularly evaluate the manner in which our subsidiaries source their raw material needs and transfer products within the group in order to operate in the most efficient way, and we expect to identify and take advantage of further synergies between our core businesses.

        Selectively Expand our Downstream Capacity.    We intend to continue to selectively acquire value-added downstream businesses such as hardware, stampings and forgings producers to help us reach our customer base, including in new markets. This downstream integration:

  •
  Is a logical extension of our specialty and low-carbon long product lines, representing a higher-margin, next value-added step for products that we already manufacture.

  •
  Is in a market less cyclical than the upstream market, reducing our exposure to market downturns.

  •
  Moves us closer to our final customers, enabling us to better understand customer needs, influence buyer behavior and respond quickly to change.

        Selectively Expand our Internal Logistics Capabilities.    We intend to selectively expand our internal logistics capabilities, currently centered on our railway freight and forwarding company, and enhanced by our acquisitions of Port Posiet, located on the Sea of Japan, and Port Kambarka to help us optimize our transportation expenses.

        Maintain Strong Export Sales.    We intend to maintain our strong relationships with our significant export customers. Although we are focused on maintaining our market position within Russia, export sales, which constituted 53.9% of our total sales in 2004, allow us to diversify our sales and reduce our reliance on the Russian market in the event that it were to experience a downturn.

        Implementation of these strategies is subject to a number of risks. See "Item 3. Key Information—Risk Factors" for a description of these risks.

Competitive Strengths

        Our main competitive strengths are the following:

        Low-Cost Producer.    Our base of operations in Russia and integrated status allow us to take advantage of a number of cost advantages vis-à-vis foreign producers.

  •
  Low-Cost Raw Materials.  We are capable of internally sourcing all of the coking coal, 92% of the iron and 55% of the nickel requirements of our steel segment. Our mines, processing facilities and steel production facilities have long and established operating histories, and we continue to find additional cost savings through internally sourcing these raw materials. Having the ability to internally source also gives us a better bargaining position with our outside suppliers and allows us to control our raw material costs.

  •
  Inexpensive Energy.  We internally satisfy about 26% of our electricity needs from our own co-generation facilities, and purchase most of the remainder at low, regulated prices. We also purchase natural gas from Gazprom at low, regulated prices for our electrical and other production needs. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Increasing tariffs and restructuring in the energy sector could materially adversely affect our business."

  •
  Low Labor Costs.  Russia has very low labor costs, including few pension obligations, as compared to the United States, Western Europe, Japan and South Korea.

  •
  Cost Management.  We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining and steel-making operations. With our acquisition and successful integration of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant and Korshunov Mining Plant in the past few years, we have established a track record of turning around underperforming facilities by implementing improved operational and management practices, leading to reductions in production costs and improved product quality.

        Ability to Internally Source Significant Amounts of Raw Materials.    We are capable of internally sourcing 100% of the coking coal, 92% of the iron ore and 55% of the nickel requirements of our steel segment, assuming in the case of iron ore that third parties process certain quantities of our iron ore into concentrate and then into pellets and sinter, which comprise the ultimate form of iron ore feed into the steel making process. We are also currently expanding our iron ore processing capability so that we will be able to internally process more of our iron ore concentrate into sinter. While other steel producers have certain captive raw-materials suppliers, we are the only steel manufacturer in the world with its own nickel production facilities. We believe that our captive supply of coking coal, iron ore and nickel provides us significant advantages over other steel producers, such as higher stability of operations, better control of quality of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. Moreover, in recent years, the supply of iron ore and coal, the two primary raw materials inputs into the steel-making process, has been increasingly concentrated among fewer companies, resulting in weaker bargaining positions for steel makers. Our integration strategy has allowed us to minimize the adverse effect of such concentration, and keep our raw materials costs down. In addition, our ability to source raw materials internally and within Russia means that we are not exposed to any shortages in worldwide shipping capacity.

        Ability to Improve Cost Efficiency with Relatively Modest Capital Expenditures.    We believe that relatively modest capital improvements will allow us to decrease our production costs and improve our margins. For example, we expect the further introduction of continuous casting at our plants to result in substantial improvements in our cost efficiency.

        Ability to Increase Current Production Cost Effectively.    We believe that we have a significant competitive advantage over our competitors in our ability to increase our production capacity relatively cost effectively because our substantial existing infrastructure can accommodate new facilities and production lines through brownfield development. Moreover, due to our integration, experience and location in Russia, which has some of the largest reserves of coal and iron in the world, we are better positioned than our European competitors to secure raw materials for any increases in steel production. For example, we plan to increase Chelyabinsk Metallurgical Plant's raw steel and rolled steel production capacity from 5.0 million and 4.0 million tonnes, respectively, as of the end of 2004 to 6.5 million and 5.8 million tonnes, respectively, in 2007.

        Significant Domestic Market Shares in Specialty Steel and Carbon Long Products.    Russia is our most important market and we have significant domestic market shares in all our key specialty steel and carbon long products. We believe we have established a strong reputation and brand image for Mechel within Russia and certain of our key export markets.

        Established Export Market Presence.    We export a substantial portion of our products through our sales and distribution network in 10 countries and agents in 28 additional countries. These export sales, which constituted 53.9% and 44.6% of our total sales in 2004 and 2003, respectively, allow us to diversify our sales, provide us with additional growth opportunities and reduce our reliance on the Russian market in the event that it were to experience a downturn.

        Well-Situated for Construction Market.    The location of our primary steel manufacturing facility, Chelyabinsk Metallurgical Plant, in the southern Urals makes it better situated, compared to our primary competitor in this market, to serve the Russian construction market, which we estimate constituted approximately 17% of our steel segment sales in 2004.

        Value-Added Product Line.    We produce long products for a broad range of end uses, as well as forgings and stampings, wire rod for metal cord production and a wide range of hardware (wires, nails, nets, ropes and rope products). Downstream production provides us with higher-margin opportunities.

        Track Record of Successful Acquisitions.    Building upon our success in turning around the coal operations of Southern Kuzbass Coal Company in the late 1990s and following our acquisition and revitalization of Chelyabinsk Metallurgical Plant, a steel manufacturer that was one of our primary customers of coking coal, in the last few years we have acquired other metal finishing and hardware manufacturing operations that we can supply with our steel. With each of our acquisitions, we implement improved operational and management practices, and we are generally able to realize significant increases in production efficiency and volume with only modest, targeted capital expenditures. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution. We have a good track record of using existing workforces and maintaining excellent relations with the local communities where we operate.

        Increasing Control over Logistics.    Our increasing internal logistics capabilities, currently centered on our railway freight and forwarding company, and enhanced by our recent acquisition of Port Posiet, located on the Sea of Japan, help us to optimize our transportation expenses.

        Strong and Focused Management Team.    Our current management team has significant experience in all aspects of our businesses and has successfully transformed us from a small coal trading operation to a large, integrated steel producer. Our two founding shareholders remain significantly involved in the management of our business, with Mr. Zyuzin serving as our Chairman and Mr. Iorich serving as our Chief Executive Officer and a member of our board. Our Chief Operating Officer, Alexey Ivanushkin, has significant experience from his previous positions at Glencore International and as chief executive officer at Chelyabinsk Metallurgical Plant. Many of our directors and officers began their careers in floor jobs or in mines and moved up into management positions over the course of their careers.

Mining Business

  Our products

        Our main products comprise coking and steam coal concentrate, steam coal, iron ore concentrate and ferronickel. Among the key advantages of our mining business is the high quality of our coking coal, the low level of volatile matters in our steam coal and our modern coal washing facilities, primarily built during the 1970s and 1980s, including facilities built as recently as 2001-2002.

        The following table sets forth third-party sales of our mining products (by volume) for the periods indicated.

Product	2004	2003	2002	2001
	(in thousands of tonnes)
Coking coal concentrate	5,247	4,034	3,631	4,128
Steam coal	5,539	5,069	4,849	5,598
Iron ore concentrate	2,438	671	—	—
Nickel	9	10	8	—

        The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated:

	2004		2003		2002		2001(1)
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Coking coal concentrate	402.1	46%	180.1	43%	123.8	41%	134.9	40%
Domestic Sales (%)	40%		87%		82%		91%
Export (%)	60%		13%		18%		9%
Steam Coal	211.7	24%	120.0	29%	101.5	34%	104.2	31%
Domestic Sales (%)	13%		24%		25%		43%
Export (%)	87%		76%		75%		57%
Iron ore concentrate	113.8	13%	20.1	5%	—	—	46.6	14%
Domestic Sales (%)	52%		100%		—		100%
Export (%)	48%		—		—		—
Nickel	108.0	12%	80.1	19%	51.4	17%	20.8	6%
Domestic Sales (%)	—		—		—		49%
Export (%)	100%		100%		100%		51%
Other(1)	42.8	3%	13.6	4%	26.0	10%	33.5	10%

Total	878.4	100%	413.9	100%	302.6	100%	340.0	100%

Domestic Sales (%)	33%		53%		50%		76%
Export (%)	67%		47%		50%		24%

(1)
Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

  Marketing and distribution

        Our mining products are marketed domestically primarily through Mechel Trading House and internationally through Mechel Trading. The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated:

Region(1)	2004	2003	2002	2001
Russia	32.0%	54.9%	50.4%	75.9%
Other CIS	16.4%	0.1%	1.0%	0.6%
Europe	31.3%	43.7%	41.1%	19.3%
Asia	14.3%	—	5.8%	3.9%
Middle East	5.9%	—	—	—
United States	—	—	—	—
Other	—	1.2%	1.7%	0.3%

	100.0%	100.0%	100.0%	100.0%

(1)
The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

  Domestic sales

        We generally do not involve intermediaries in the domestic distribution of our mining products. Our domestic coking and steam coal and iron ore customers are generally located in large industrial areas and have had long-standing relationships with us. We do not sell our nickel products within Russia.

        We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to key customers, including steel producers. Our largest domestic customer for our coking coal concentrate is Urals Steel, accounting for 24.3% of our total coking coal concentrate sales and 11.1% of our total mining segment sales in 2004. We generally conclude sales contracts with domestic customers on an annual basis, and set our prices and volumes on a monthly basis by open tender.

        Our internal consumption of steam coal is negligible, and we sell substantially all of our steam coal to third parties. Mosenergo, Moscow's electricity generating and distribution company and a subsidiary of RAO UES, is our largest domestic customer of steam coal, accounting for 3.9% of our total steam coal sales and 0.9% of our total mining segment sales in 2004. We ship our steam coal from our warehouses by railway directly to key customers, which are predominantly electric power stations. Sales contracts for steam coal are generally concluded with customers on an annual basis.

        Iron ore concentrate is shipped via railway directly from Korshunov Mining Plant to customers. Our largest domestic customer, ZapSib, accounted for 49.2% of our total iron ore concentrate sales and 6.4% of our total mining segment sales in 2004. Prices are set quarterly.

  Export sales

        We export coking coal, steam coal concentrate, low bituminous and anthracite steam coal, iron ore concentrate and ferronickel.

        In the year ended December 31, 2004, our largest mining segment customer was Greenway Resources Ltd., accounting for 8.2% of our total mining segment revenues. In the years ended December 31, 2003, 2002 and 2001, our largest customer was Glencore, accounting for 19.7%, 16.8% and 3.1% of the revenues of our mining segment, respectively. In 2004, Glencore, which purchases mostly nickel, coking coal concentrate and iron ore concentrate, accounted for 5.0% of our mining segment revenues.

        We are Russia's largest exporter of coking coal concentrate. We export our coking coal concentrate primarily to Ukraine, Slovakia and Japan. In 2004, Greenway Resources Ltd. was our largest foreign customer of coking coal concentrate, accounting for 18.0% of our total coking coal revenues. Shipments are made by railway and by ship.

        In February 2004, we acquired Port Posiet, located in Russia's Far East on the Sea of Japan. The port has more than one million tonnes of cargo handling capacity and over 120,000 tonnes of warehousing capacity and processed 1.3 million tonnes of cargo, mostly coal and ferroalloys, in 2004. We ship primarily our steam coal and coking coal concentrate to Japan from this port.

        Our exports of steam coal are primarily to Belgium, Slovakia, Turkey and Spain, which together accounted for 77.0% of our total steam coal sales and 18.6% of our total mining segment sales in 2004. Most of these sales are to long-standing customers, such as two Slovakian power stations, under annual contracts with prices reviewed monthly. We also sell to traders. Steam coal is shipped to customers from our warehouses by railway and, in some cases, by ship from Russian and Ukrainian ports.

        We also exported iron ore concentrate to China during 2004, although these sales have been significantly reduced in 2005. Sales to China accounted for 49.3% of total iron ore concentrate sales and 6.4% of our total mining segment sales in 2004. We ship iron ore concentrate to China by rail and by sea.

        We sell all of our nickel that we do not use internally to Glencore International on the basis of nickel prices quoted by LME, less a certain discount. See "Item 10. Additional Information—Material Contracts—Glencore Nickel Contract." The nickel is delivered by railway from Southern Ural Nickel Plant to either the port of St. Petersburg or the port of Kaliningrad, and it is then forwarded on by Glencore to end users.

  Market share and competition

  Coal

        As a result of mergers and acquisitions undertaken primarily by steel producers, the number of domestic coal producers has decreased from 250 in the mid-1990s to less than 60 in 2004. Over the last few years, domestic coal mining companies have generally enjoyed a relatively stable customer base.

        We are the second largest coking coal producer in Russia, with a 12% market share, and we have a 6% market share with respect to overall Russian coal production. We also control 23% of the coking coal washing capacity in Russia. The following table lists the principal Russian coking coal producers in

2004 and their respective shares of total coking coal production, total coal production, location and controlling shareholders.

	Coking coal production	Share of total coking coal production	Total coal production	Share of total coal production	Location	Controlling shareholder
	(in millions of tonnes)		(in millions of tonnes)
Yuzhkuzbassugol	18.9	25%	18.9	7%	Kuzbass	EvrazHolding
Southern Kuzbass Coal Company	9.3	12%	15.6	6%	Kuzbass	Mechel
Raspadskaya Mine	8.1	11%	8.1	3%	Kuzbass	EvrazHolding(1)
Mezhdurechye(2)	6.2	8%	6.2	2%	Kuzbass	Sibuglemet, Bagomes
Kuzbassrazrezugol	5.3	7%	41.2	15%	Kuzbass	Ural Mining Metallurgical Company
Kuzbassugol	4.0	5%	4.0	1%	Kuzbass	Severstal
Other	23.4	32%	185.9	66%
Total	75.1	100%	280.0	100%

Source:
Prime-Tass, RosBusinessConsulting, SKRIN, company data
(1)
Accounted for by EvrazHolding on an equity basis.
(2)
We own 13.1% of Mezhdurechye.

        In the domestic coal market, we compete primarily on the basis of price, as well as on the basis of the quality of coal, which depends upon the quality of our production assets and the quality of our mineral reserves. Competition in the steam coal market is also affected by the fact that most steam power stations were built near specific steam coal sources and had their equipment customized to utilize the particular type of coal produced at the relevant local source. Outside of Russia, competition in the steam coal market is largely driven by coal quality, including volatile matters and calorie content.

  Iron ore

        The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. The market is dominated by relatively few producers, with the top three producers representing 52% of total production of iron ore concentrate.

        The following table lists the main Russian iron ore concentrate producers in 2004 and their respective shares of total production, location and controlling shareholders.

	Iron ore concentrate production	Share of total production	Location	Controlling shareholder
	(in thousands of tonnes)
Lebedinsky GOK	20,074	22%	Belgorod Region	Gazprominvestholding
Mikhailovsky GOK	16,602	18%	Kursk Region	Urals Steel
Stoylensky GOK	10,960	12%	Belgorod Region	NLMK
Kachkanarsky GOK	8,964	10%	Urals Region	EvrazHolding
Karelsky Okatysh	8,006	9%	North-West Region	Severstal-Resurs
Kovdorsky GOK	5,272	6%	North-West Region	EvroChim
Olenegorsky GOK	3,620	4%	North-West Region	Severstal-Resurs
Korshunov Mining Plant	3,876	4%	Siberia	Mechel
KMAruda	1,822	2%	Belgorod Region	NLMK
Bogoslovskoe RU	1,367	1%	Urals Region	Ural Mining Metallurgical Company
Vysokogorsky GOK	1,309	1%	Urals Region	EvrazHolding
Irbinskoe RU	1,461	2%	Siberia	EvrazHolding
Sheregeshkoe RU	1,664	2%	Siberia	EvrazHolding
Other	6,775	7%

Total	85,758	100%

Source:
Rudprom

        In addition, Sokolovsko-Sarbayskoye Mining Amalgamation, which is located in Kazakhstan with a capacity of 13.5 million tonnes of iron ore concentrate and 8.4 million tonnes of pellets per annum, has been a major supplier to MMK until recently.

        Nickel prices and demands are driven by international markets. See "—Industry Overview—Global Nickel Industry Overview" and "—Industry Overview—Russian Nickel Industry Overview."

  Coal production

        Southern Kuzbass Coal Company and its subsidiaries operate five active coal mines centered around the city of Mezhdurechensk in the southwestern part of Siberia. The mines are located in the Kuznetsky Basin, Russia's largest coal producing region. This basin trends for approximately 300 kilometers in a northwest-southeast direction and averages about 120 kilometers in width. There are four surface mines, Krasnogorsk, Tomusinsk, Olzherassk and Sibirginsk, and one underground mine, Lenin. An underground mine was also added to the Sibirginsk mine in November 2002. Production started at Lenin in 1953, at Krasnogorsk in 1954, at Tomusinsk in 1959, at Sibirginsk in 1973 (open-pit) and 2002 (underground) and at Olzherassk in 1980. Current subsoil licenses for Krasnogorsk, Tomusinsk, Olzherassk, Sibirginsk and Lenin are valid until December 1, 2013, February 12, 2012, January 1, 2014, January 1, 2014, and November 1, 2013, respectively. We primarily lease or have a right of perpetual use of the land on which our coal mines and facilities are located.

        Coal is mined using traditional open-pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our surface mines. Production at the underground mines is predominantly from longwall mining. After mining, depending upon the amount of impurities in the coal, the coal is processed in a wash plant, where it is crushed and impurities are removed. Coking coal concentrate is then transported to steel plants for conversion to coke for use in steel-making. Steam coal is shipped to utilities which use it in furnaces for steam generation to produce electricity.

        The coal produced by our mines is predominately low-sulfur (0.3%) bituminous. Heating values for the coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for the steam coal range from 6,627 to 8,286 kcal/kilogram on a moisture- and ash-free basis.

        The table below summarizes our coal production by mine and type of coal for the periods indicated.

	2004		2003		2002		2001(1)
	Tonnes	% of production	Tonnes	% of production	Tonnes	% of production	Tonnes	% of production
	(tonnes in thousands)
Coking Coal
Tomusinsk Pit	2,660	28.6%	2,727	31.4%	2,290	31.5%	2,252	33.9%
Olzherassk Pit	1,413	15.2%	1,210	14.0%	1,092	15.0%	988	14.9%
Sibirginsk (Pit & Mine)	3,000	32.2%	2,868	33.1%	1,949	26.8%	1,818	27.4%
Lenin Mine(2)	2,236	24.0%	1,871	21.6%	1,617	22.2%	993	15.0%
Other(3)	—	—	—	—	321	4.4%	587	8.8%

Total Coking Coal	9,309	100.0%	8,676	100.0%	7,269	100.0%	6,638	100.0%
Steam Coal
Krasnogorsk Pit	4,726	74.6%	3,773	68.8%	3,714	64.3%	4,200	66.0%
Tomusinsk Pit	—	—	—	—	436	7.5%	430	6.8%
Olzherassk Pit	136	2.1%	270	4.9%	266	4.6%	326	5.1%
Sibirginsk (Pit & Mine)	1,473	23.3%	1,442	26.3%	1,364	23.6%	1,411	22.2%

Total Steam Coal	6,335	100.0%	5,485	100.0%	5,780	100.0%	6,365	100.0%

Total Coal	15,644		14,160		13,049		13,004

% Coking Coal		59.5%		61.3%		55.7%		51.0%
% Steam Coal		40.5%		38.7%		44.3%		49.0%

(1)
We have included full year production at Lenin Mine for 2001 although we started consolidating its results in December 2001.
(2)
Tonnages are reported on a wet basis.
(3)
Production of Usinsk Mine and Uglekop Mine. Usinsk Mine produced 256,000 tonnes and 520,000 tonnes of coking coal in 2002 and 2001, respectively. Uglekop Mine produced 65,000 tonnes and 67,000 tonnes of coking coal in 2002 and 2001, respectively. These mines are currently closed for economic reasons.

  Coal washing plants

        We operate three coal washing plants located near our coal mines in Southern Kuzbass. Of the total coal feed enriched by our washing plants in 2004, about 73.4% (10.7 million tonnes) was supplied by our own mining operations, and 26.6% (3.9 million tonnes) from the nearby Raspadsk and Prokopyevsk mines on a tolling basis. In 2004, the capacity of our washing plants in Russia accounted for approximately 23% of the total domestic coking coal washing capacity in Russia. In addition, our Mechel Coal Resources, a coal washing plant near the city of Karaganda, Kazakhstan, has a capacity of 720,000 tonnes of coal, which is supplied from nearby third-party coal mines, and produced 58,700 tonnes of coking coal concentrate in 2004, most of which was supplied to Chelyabinsk Metallurgical Plant.

  Investments in coal companies

        We own 25% plus one share of OJSC Holding Company Yakutugol, a coal producer located in eastern Siberia. Yakutugol extracts predominantly coking coal, as well as steam coal, in open and underground mines. Yakutugol's annual output in 2004 was approximately 9.4 million tonnes of coal consisting of 5.4 million tonnes of coking coal and 4.0 million tonnes of steam coal, and it sells most of its output to the Asian Pacific region, primarily Japan, South Korea and Taiwan, mostly under long-term contracts.

        We also own 13.1% of Mezhdurechye, a Russian coal producer which accounted for 8% of Russian coking coal and 2% of Russian total coal output in 2004.

  Other subsoil licenses

        In December 2004, we received a subsoil license to explore and mine the coking coal deposits at the Sibirginsky mine area of the Sibirginsky and Tomsky coal deposits for 20 years. In January 2005, we received two subsoil licenses to explore and mine the coking coal deposits at the Raspadsky open pit mine area of the Raspadsky coal deposit and Berezovsky-2 area of the Berezovsky and Olzherassky coal deposits for 20 years. We are currently having these deposits evaluated by Pincock, Allen & Holt to finalize a reserve valuation in accordance with SEC Industry Guide 7 standards. In April 2005, we received two 20-year subsoil licenses to explore and mine the coking coal deposits at the Erunakov-1 Mine and Erunakov-3 Mines. In June 2005, we won three additional auctions for 20-year subsoil licenses to explore and mine coal deposits. See "—Mineral Reserves" below.

  Iron ore and concentrate production

        Korshunov Mining Plant operates three iron ore mines, Korshunovsk, Rudnogorsk and Tatianinsk, as well as a concentrating plant located outside of the town of Zheleznogorsk-Ilimsky, 120 kilometers east of the city of Bratsk in eastern Siberia.

        The Korshunovsk mine is located near the concentrating plant, and started production in 1965. The Rudnogorsk mine is located about 85 kilometers to the northwest of the concentrating plant, and started production in 1982. The Tatianinsk mine is located about 10 kilometers to the north of the concentrating plant, and started production in 1986. All three mines produce a magnetite ore (Fe3O4). Current subsoil licenses for Korshunovsk, Rudnogorsk and Tatianinsk are valid until June 1, 2009; June 1, 2014; and June 21, 2012, respectively. We have a right of perpetual use of the land on which Korshunov Mining Plant's facilities and mines are located.

        All three mines are conventional open-pit operations. Following a drilling and blasting stage, ore is hauled via a combination of truck and/or rail to the concentrator plant. At the concentrator, the ore is crushed and ground to a fine particle size, then separated into an iron concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded from approximately 29.8% Fe to a concentrate that contains about 62.9% Fe. Tailings are pumped to a tailings dam facility located adjacent to the concentrating plant. The concentrate is sent to disk filters which remove the water to a moist filter cake, and then to a concentrate storage facility. The filter cake is then shipped to customers via rail during warmer months, but in colder periods the filter must be dried further to prevent freezing in the rail cars. Korshunov Mining Plant has its own drying facility.

        The table below summarizes our iron ore and iron ore concentrate production for the periods indicated.

	2004		2003		2002		2001(1)
	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(tonnes in thousands)(2)
Korshunovsk ore production	2,623	26.4%	5,631	26.8%	2,726	25.2%	5,813	25.4%
Rudnogorsk ore production	3,576	35.5%	2,483	37.0%	1,376	36.5%	3,132	35.6%
Tatianinsk ore production	364	32.5%	258	31.2%	167	30.7%	493	31.5%
Total ore production	10,203	29.8%	8,372	30.0%	4,269	29.1%	9,438	29.1%
Iron ore concentrate production	3,876	n/a	3,509	n/a	1,454	n/a	3,545	n/a

(1)
We have included full year production at Korshunov Mining Plant for 2003, 2002 and 2001 although we started consolidating its results in October 2003.
(2)
Tonnages are reported on a wet basis.

  Nickel ore and Nickel production

        Southern Urals Nickel Plant operates two open-pit nickel ore mines, Sakhara and Buruktal, and a nickel production plant in Orsk. The Sakhara mine is located east of the Ural Mountains in the Chelyabinsk Region. It lies 10 to 15 kilometers south of the town of Subutak, which is located on a main-line railroad 20 kilometers east of the city of Magnitogorsk, an industrial center in the Chelyabinsk Region. Stripping of overburden at Sakhara started in 1983, and stripping of the main pit started in 1986. Shipments to Southern Urals Nickel Plant in Orsk (about 375 kilometers south of Sakhara) started in 1994 when Southern Urals Nickel Plant stopped receiving ore from the Kempirsay deposit in Kazakhstan. Production at Sakhara has been continuous since 1994. The current subsoil license is valid until April 1, 2013.

        The Buruktal mine is located east of the south tip of the Ural Mountains, in the Orenburg Region, close to the border with Kazakhstan. It lies near the town of Svetly, which is located 230 kilometers east of Orsk, at the end of a rail line. Mining at Buruktal began in 1968, and has been continuous since then. The current subsoil license is valid until December 31, 2012. We generally have a right of perpetual use of the land on which Southern Urals Nickel Plant's facilities and mines are located, although we lease some of the area on which the Buruktal mine is located.

        Both the Sakhara and Buruktal mining operations are typical of Russian open-pit mines of their size. The weathered lateritic ores and overburden can be directly loaded by electric shovel and dragline into haul trucks, without any drilling or blasting. The ore is stockpiled and then loaded into railcars for shipment to Southern Urals Nickel Plant. Overburden waste is hauled to dumping locations inside the mined-out pits whenever possible or placed in dumps adjacent to the pit.

        Nickel ore from both mines is transported by rail to our nickel production plant in the city of Orsk, which also lies east of the south tip of the Ural Mountains, close to the border with Kazakhstan. At this plant, nickel ore is processed into sinter, which is smelted (with the addition of coke and limestone) in shaft furnaces and then put through oxygen converters to produce converter matte and tailings. Converter matte is then processed into ferronickel. Ferronickel is shipped via rail from Orsk to our Chelyabinsk Metallurgical Plant and to St. Petersburg or Kaliningrad for export.

        The following table summarizes our nickel ore and nickel products production for the periods indicated:

	2004		2003		2002		2001(1)
	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)
	(tonnes in thousands)(2)
Sakhara ore production	1,358.4	1.08	1,435	1.08%	1,188	1.08%	614	1.13%
Buruktal ore production	1,243.6	1.02	1,164	1.02%	975	1.07%	691	1.13%
Total ore production	2,602.0	1.05	2,599	1.05%	2,163	1.08%	1,305	1.13%
Nickel production	12.7	n/a	13.5	n/a	12.8	n/a	9.1	n/a

(1)
We have included full year production at Southern Urals Nickel Plant for 2001 although we started consolidating its results in December 2001.
(2)
Tonnages are reported on a wet basis.

  Limestone production

        The Pugachev limestone quarry is an open-pit mine located approximately 12 kilometers southeast of the city of Beloretsk in the Ural Mountains. The mine is connected to the Beloretsk railway system via a 3-kilometer rail spur. A road system also connects the mine to regional customers of aggregate limestone produced by the mine. The quarry was developed in 1952 to support Beloretsk Metallurgical Plant's steel-making facilities, which are currently closed. We acquired the Pugachev limestone quarry as part of our acquisition of Beloretsk Metallurgical Plant in June 2002. The current subsoil license is valid until January 11, 2014.

        Pugachev uses conventional mining technology. Ore is drilled and blasted, then loaded with electric shovels into haultrucks. Relatively minor amounts of waste are hauled to external dumps. The ore is hauled to stockpiles located adjacent to the crushing and screening plant. Ore is crushed, screened and segregated by size fraction. Product is separated into three categories for sale: 0-20 millimeters product, 20-40 millimeters product and 40-80 millimeters product.

        The quarry produces both high-grade flux limestone for use in steel making and nickel smelting and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determines their suitability for particular use. In 2004, almost 50% of the limestone produced at Pugachev was shipped to Southern Urals Nickel Plant, with approximately 46% shipped to Chelyabinsk Metallurgical Plant and 4% sold to third parties. We also purchase limestone from third parties for our own use.

        The table below summarizes our limestone production for the periods indicated.

	2004	2003	2002(1)	2001(1)
	(in thousands of tonnes)
Limestone production	509.0	522.6	403.9	204.3

(1)
We have included full year production at Pugachev for 2002 and 2001 although we started consolidating its results in June 2002.

        Following the recent commissioning of our new crushing and screening plant, our total production capacity has increased to 2.2 million tonnes of crushed limestone per year.

  Mineral reserves

        Our mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the standards set by the SEC in its Industry Guide 7.

        We retained the U.S.-based engineering firm of Pincock, Allen & Holt, or PAH, to conduct an independent review of the mineral resources and reserves at each of the mines. Since PAH is a U.S. company with previous Russian experience, they were familiar with Russian methodologies as well as U.S. and SEC standards and were well qualified to conduct a review of our reserve estimates. This review included site visits to all of the mining properties in order to collect data and review the operations. Subsequent to the site visits, PAH reviewed the available information and conducted economic evaluations.

        PAH reviewed the methodology and data used to develop the resource estimates that provide the basis for the reserve estimates. For this review, PAH examined property geologic maps, which included exploration drill hole locations, geologic interpretations, and grades. Where possible, PAH compared the map with the original drill hole logs. In some cases, the original drill logs were not available because they are in government archives rather than at the mine site. PAH discussed with the mine geologist the methodology used to develop the resource estimates. PAH found that, as with most Russian properties, the amount of effort expended for exploration, sampling and ore body definition met or exceeded U.S. standards. Most of the geologic information for the mines is not in electronic format. As a result, PAH was not able to conduct detailed checks of the geologic models. However, based on gross checks of the resource estimates, the volume of exploration data, the operating history and past experience in Russia, PAH believes that the resource estimates are reasonable. Reserve estimates are only based on that portion of the resource that meets SEC guidelines for potential classification as proven and probable reserves.

        For the reserve economic test, PAH had each of the mines develop long-term budget forecasts. PAH incorporated these into cash flows for each of the mines to verify that the resources met the SEC economic requirement to be classified as a reserve. Typically, Russian mines do not complete this level of economic review when reporting reserve estimates. Reported reserves are based on the results of the geologic review and the cash flow analysis.

        Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Additionally, to meet the legally viable requirement of the SEC, only material that is scheduled to be mined during the license period of existing subsoil licenses based on planned production was included in reserves.

        Our subsoil licenses expire on dates falling in 2009 through 2024. These subsoil licenses, however, may be terminated prior to, or not be extended at, the time of their expiration. See "Item 4. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits"; "Item 4. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations"; and "—Regulatory Matters—Subsoil Licensing."

        In addition to our mineral reserves, we have mineral deposits. Our mineral deposits are similar to our mineral reserves in all respects (and have been reviewed by PAH), except that the deposit is either (1) contained within the license boundary but is scheduled to be extracted beyond the license period or (2) is adjacent but not contained within the license boundary. In both such cases, we expect to be able to obtain the legal right to extract such deposit in the future, but we have a limited history of license renewals and the Russian legal system provides regulatory authorities with discretion in matters of license renewal. See "Item 4. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits" and "Item 4. Key Information—Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our securities."

        The table below summarizes our reserves as of January 1, 2005.

	Coal
Summary						Nickel Ore
	Coking		Steam		Iron Ore		Limestone
	(quantities in thousands of tonnes)
Reserves	102,287		69,473		88,680	15,900	19,200
Grade(%)	59.6	%*	40.4	%*	29.5%	1.06%	55.2%
Deposits	58,541		56,752		107,420	62,600	44,500
Grade(%)	50.8	%*	49.2	%*	29.5%	1.03%	55.2%

*
Shows percent of the type of coal.

  Coal

        As of January 1, 2005, we had coal reserves (proven and probable) totaling 171.8 million tonnes, of which approximately 53.7% was coking coal. The table below summarizes coal reserves by mine.

Coal Reserves	Coking Coal	Steam Coal	Heating Value(1)	% Sulfur
	(quantities in thousands of tonnes)(2)
Krasnogorsk	—	52,290	8,200	0.3%
Tomunsinsk	14,475	2,555	8,400	0.3%
Olzherassk	30,099	—	8,200	0.3%
Sibirginsk	36,071	14,028	8,250	0.3%
Invest-Coal	—	600	8,400	0.21%
Lenin	21,642	—	8,600	0.35%

Total	102,287	69,473

% of Total	59.6%	40.4%

(1)
Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.
(2)
Tonnages are reported on a wet in-place basis.

        As of January 1, 2005, we had coal deposits totaling 115.3 million tonnes, of which approximately 50.8% was coking coal. The table below summarizes coal deposits by mine.

Coal Deposits	Coking Coal	Steam Coal	Heating Value(1)	% Sulfur
	(quantities in thousands of tonnes)(2)
Krasnogorsk	—	39,570	8,200	0.3%
Tomunsinsk	7,523	1,327	8,400	0.3%
Sibirginsk	36,894	11,655	8,250	0.3%
Invest-Coal	—	4,200	8,400	0.21%
Lenin	14,124	—	8,600	0.35%

Total	58,541	56,752

% of Total	50.8%	49.2%

(1)
Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)
Tonnages are reported on a wet in-place basis.

        Coal reserves and deposits were estimated using assumed base prices of $74.00 per tonne for coking coal and $32.00 per tonne for steam coal. These prices were for the saleable product so the actual prices in the cash flow were reduced to account for process recoveries, which varied by mine. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 28.8 rubles per U.S. dollar.

  Iron ore

        As of January 1, 2005, we had iron ore reserves (proven and probable) totaling 89.0 million tonnes at an average iron grade of 29.5%. The table below summarizes iron ore reserves by mine.

Iron Ore Reserves(1)	Tonnes(2)	Grade (% Fe)(3)
	(tonnes in thousands)
Korshunovsk	29,829	25.1%
Rudnogorsk	53,752	32.4%
Tatianinsk	5,100	28.1%

Total	88,680	29.5%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.
(2)
Tonnages are reported on a dry basis.
(3)
Metallurgical recovery is projected to be 81%.

        As of January 1, 2005, we had iron ore deposits totaling 107.0 million tonnes at an average iron grade of 29.5%. The table below summarizes iron ore deposits by mine.

Iron Ore Deposits(1)	Tonnes(2)	Grade (% Fe)(3)
	(tonnes in thousands)
Korshunovsk	46,071	25.1%
Rudnogorsk	61,348	32.4%
Tatianinsk	—	—

Total	107,420	29.5%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.
(2)
Tonnages are reported on a dry basis.
(3)
Metallurgical recovery is projected to be 81.9%.

        Iron ore reserves and deposits were estimated using an assumed iron ore concentrate price of $48.00 per tonne for 2005-2007, $40.00 per tonne for 2008-2010, $35.00 per tonne for 2011-2012 and $30.00 per tonne for 2013-2027. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 27.7 rubles per U.S. dollar.

  Nickel ore

        As of January 1, 2005, we had nickel ore reserves (proven and probable) totaling 15.9 million tonnes at an average nickel grade of 1.06%. The table below summarizes nickel ore reserves by mine.

Nickel Ore Reserves(1)	Tonnes(2)	Grade (% Ni)(3)
	(tonnes in millions)
Sakhara	8.1	1.08%
Buruktal	7.8	1.03%

Total	15.9	1.06

(1)
Includes adjustments for dilution and mine recovery, based on historical records.
(2)
Tonnages are reported on a dry basis.
(3)
Metallurgical recovery is projected to be 70%.

        As of January 1, 2005, we had nickel ore deposits totaling 62.6 million tonnes at an average nickel grade of 1.03%. The table below summarizes nickel ore deposits.

Nickel Ore Deposits(1)	Tonnes(2)	Grade (% Ni)(3)
	(tonnes in millions)
Sakhara	2.5	1.05%
Buruktal	60.1	1.03%

Total	62.6	1.03%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.
(2)
Tonnages are reported on a dry basis.
(3)
Metallurgical recovery is projected to be 70%.

        Nickel ore reserves and deposits were estimated using an assumed nickel price of $5.44 per pound for 2005, $4.91 per pound for 2006, $4.39 per pound for 2007 and the three-year average price of $4.59 per pound for 2008-2042. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 28.8 rubles per U.S. dollar.

  Limestone

        As of January 1, 2005, we had limestone reserves (proven and probable) totaling 19.2 million tonnes at 55.2% CaO.

Limestone Reserves(1)	Tonnes	Grade (% CaO)
	(tonnes in millions)
Pugachev	19.2	55.2%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.

        As of January 1, 2005, we had limestone deposits totaling 44.5 million tonnes at 55.2% CaO.

Limestone Deposits(1)	Tonnes	Grade (% CaO)
	(tonnes in millions)
Pugachev	44.5	55.2%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.

        Limestone reserves and deposits were estimated using an assumed aggregate limestone price of $2.14 per tonne and a flux limestone price of $4.50 per tonne. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 28.0 rubles per U.S. dollar.

Steel Business

        Our steel business comprises production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, and value-added downstream metal products including hardware, stampings and forgings. Within these product groups, we are further able to tailor steel grades to meet specific end-user requirements. Our steel business is supported by our mining business, which includes coal (steam and coking coal), iron ore, nickel and limestone.

  Our production

        The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2004	2003	2002
	(in thousands of tonnes)
Coke	2,942	2,617	2,552
Coking Products	120	127	97
Pig Iron	3,880	3,143	2,965
Semi-Finished Steel Products, including:	1,623	994	1,005
Carbon and Low-Alloyed Semi-Finished Products	1,601	934	989
Long Steel Products,(1) including:	2,902	2,434	1,898
Stainless Long Products	18	14	6
Alloyed Long Products	139	113	86
Rebar	1,229	1,281	1,008
Wire-Rod	640	597	455
Low-Alloyed Engineering Steel	877	310	257
Flat Steel Products, including:	331	356	289
Stainless Flat Products	40	47	45
Carbon and Low-Alloyed Flat Products	291	309	243
Forgings, including:	99	86	59
Stainless Forgings	4	6	4
Alloyed Forgings	18	16	10
Carbon and Low-Alloyed Forgings	76	63	45
Forged Alloys	1	1	1
Stampings	78	26	—
Hardware,(2) including:	560	375	157
Wire	395	276	121
Ropes	53	45	19

(1)
Includes calibrated rolled products of Mechel Targoviste.
(2)
Excludes calibrated rolled products of Mechel Targoviste.

        In 2004 and in 2003, with the exception of our foreign subsidiaries, we manufactured almost all of our steel products using internally sourced coke, pig iron, raw steel and semi-finished steel products. We purchase small quantities of semi-finished steel products from local steel producers when economically justified. In 2004, we purchased under 3,660 tonnes of semi-finished steel products from third parties.

  Sales of steel products

        The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in "Steel Business" does not include intercompany sales to the mining segment.

	2004		2003		2002		2001(1)
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Coke	39.0	1%	29.5	2%	22.9	2%	117.1	17%
Coking Products	18.3	1%	15.3	1%	11.7	1%	—	—
Pig Iron	37.3	1%	15.4	1%	9.7	1%	—	—
Semi-Finished Products,(2) including:	452.9	16%	99.5	6%	127.6	12%	122.0	18%
Carbon and Low-Alloyed Semi-Finished Products	445.4	16%	98.4	6%	121.1	11%
Long Steel Products, including:	1,302.7	47%	750.5	46%	428.7	42%	143.4	21%
Stainless Long Products	26.3	1%	22.2	1%	7.0	1%
Alloyed Long Products	89.1	3%	43.9	3%	31.5	3%
Rebar	605.5	22%	359.2	22%	209.5	20%
Wire-Rod	304.9	11%	174.8	11%	90.4	9%
Carbon and Low-Alloyed Engineering Steel	177.0	6%	107.2	7%	70;9	7%
Flat Steel Products, including:	233.3	8%	172.9	11%	117.4	12%	3.8	1%
Stainless Flat Products	94.3	3%	83.2	5%	69.0	7%
Carbon and Low-Alloyed Flat Products	139.1	5%	89.5	5%	48.2	5%
Forgings, including:	71.6	3%	67.6	4%	37.6	4%	0.4	0%
Stainless Forgings	11.2	0%	12.8	1%	6.2	1%
Alloyed Forgings	19.5	1%	15.6	1%	7.8	1%
Carbon and Low-Alloyed Forgings	28.9	1%	28.5	2%	15.9	2%
Forged Alloys	12.0	0%	10.7	1%	7.6	1%
Stampings	83.1	3%	23.5	1%	—	—	—	—
Hardware, including:	326.2	12%	154.0	10%	71.2	7%	4.6	1%
Wire	213.0	8%	103.6	6%	53.1	5%	—	—
Ropes	52.4	2%	27.0	2%	12.7	1%	—	—
Other(3)	193.0	7%	285.9	18%	184.7	18%	288.4	42%

Total	2,757.5	100%	1,614.1	100%	1,011.5	100%	679.8	100%

(1)
Product subcategory revenue data for 2001 is unavailable.
(2)
The decline in our semi-finished steel product sales in 2003 relates to our acquisition in 2002 of Beloretsk Metallurgical Plant. Prior to the acquisition, our sales of semi-finished steel to Beloretsk Metallurgical Plant were sales to third parties, whereas after the acquisition these sales are considered intercompany sales and thus are eliminated in our consolidated results. The acquisition contributed to the increases in our sales of long steel products and hardware, which Beloretsk Metallurgical Plant manufactured from semi-finished steel supplied from Chelyabinsk Metallurgical Plant.
(3)
Our resales of MMK products, primarily plates, coils and galvanized sheets, constituted a majority of these other sales. Specifically, in 2003, 2002 and 2001, our resales of MMK products were $223.1 million, $154.9 million and $205.8 million, comprising 13.6%, 15.3% and 30.3% of our steel segment revenues, respectively, during these periods. In January 2004, we stopped purchasing MMK steel products. In 2004 our resales of MMK products which remained in our inventory at the time we stopped purchasing MMK products totaled $26.4 million.

        The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2004	2003	2002	2001
Russia	41.3%	48.0%	47.1%	35.1%
Other CIS	2.9%	0.5%	1.9%	0.0%
Europe	36.3%	28.4%	24.8%	32.6%
Asia	15.3%	18.1%	24.3%	21.6%
Middle East	2.3%	3.3%	1.6%	7.7%
United States	1.2%	0.6%	0.2%	0.03%
Other	0.6%	1.0%	0.1%	3.0%

(1)
The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

        In 2004 and 2003, our steel segment sales outside of Russia were principally to Europe and Asia. Sales in Europe accounted for 36.3% and 28.4% of our total steel segment sales during these periods, respectively. European sales during these periods were largely to Switzerland (9.2% and 11.9%), followed by Romania (7.0% and 7.3%), Austria (2.9% and 2.9%) and Great Britain (2.8% and 0.5%). Swiss sales consisted of mostly sales to Glencore International (see below). Sales in Asia accounted for 15.3% and 18.1% of our total steel segment sales during these periods, respectively, consisting of China (4.7% and 10.1%), followed by Thailand (3.3% and 0.3%) and Vietnam (3.0% and 4.3%). Middle East sales during these periods accounted for 2.3% and 3.3% of our total steel segment sales during 2004 and 2003, respectively. The three largest markets were Israel (0.7% and 1.2%), Syria (0.5% and 0.2%) and United Arab Emirates (0.5% and 1.0%).

        Sales of our steel products to Glencore International in Europe comprised 10.9%, 11.8%, 17.6% and 22.9% of our total steel segment sales in 2004, 2003, 2002 and 2001, respectively, which we record as European sales. Glencore International resells these steel products primarily to customers in the Middle East and Asia. In 2004 and 2003, customers in the Middle East accounted for 63.0% and 44.2%, respectively, of these sales, with most of these sales being to Iran, and customers in Asia accounted for 31.8% and 33.8%, respectively, of these sales. See "—Marketing and Distribution—Export Sales" below for a further description of our steel product sales to Glencore.

        The following table sets forth information on our domestic and export sales of our primary steel product categories for the periods indicated. We define export sales as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries.

Products	2004	2003	2002	2001
	(in millions of U.S. dollars, except for percentages)
Coke	39.0	29.5	22.9	117.1
Domestic (%)	100%	100%	100%	100%
Export (%)		—	—	—
Coking Products	18.3	15.3	11.7	—
Domestic (%)	92%	100%	100%	—
Export (%)	8%	—	—	—
Pig Iron	37.3	15.4	9.7	—
Domestic (%)	29%	93%	80%	—
Export (%)	71%	7%	20%	—
Semi-Finished Steel Products	452.9	99.5	127.6	122.0
Domestic (%)	8%	24%	26%	—
Export (%)	92%	76%	74%	100%
Long Steel Products	1,302.7	750.5	428.7	143.4
Domestic (%)	55%	61%	58%	46%
Export (%)	45%	39%	42%	54%
Flat Steel Products	233.3	172.9	117.4	3.8
Domestic (%)	56%	67%	70%	—
Export (%)	44%	33%	30%	100%
Forgings	71.6	67.9	37.6	0.4
Domestic (%)	64%	64%	71%	—
Export (%)	36%	36%	29%	100%
Stampings	83.1	23.5	—	—
Domestic (%)	89%	94%	—	—
Export (%)	11%	6%	—	—
Hardware	326.2	154.0	71.2	4.6
Domestic (%)	67%	78%	79%	100%
Export (%)	33%	22%	21%	—
Other(1)	193.0	285.9	184.7	288.5
Domestic (%)	31%	25%	6%	18%
Export (%)	69%	75%	94%	82%

Total	2,757.5	1,614.1	1,011.5	679.8

Domestic (%)	49%	55%	49%	35%
Export (%)	51%	45%	51%	65%

(1)
Our resales of MMK products, primarily plates, coils and galvanized sheets, constituted a majority of these other sales. Specifically, in 2003, 2002 and 2001, our resales of MMK products were $223.1 million, $154.9 million and $205.8 million, comprising 13.6%, 15.3% and 30.3% of our steel segment revenues, respectively, during these periods. All of our resales of MMK products were exports. In January 2004, we stopped purchasing MMK steel products. In 2004 our resales of MMK products which remained in our inventory at the time we stopped purchasing MMK products totaled $26.4 million.

        The end users of our steel products vary. Our rebars are principally used in the construction industry. The main end users of our wire rods are small wire-drawing operations. Our carbon sheet is used in construction (covers, floor plates), the automotive industry (spare parts) and pipe manufacturing and shipbuilding (non-critical applications). Our high-quality round bars are used in various moving parts manufactured by the automotive industry (spare parts, gear boxes), the machinery industry (hydraulic devices, drill bits), the shipbuilding industry (forged parts), the basic materials industry (molds, balls for crushing) and other industries. Our forgings and stampings are primarily used in the automotive, aerospace, petrochemical, textile and food and consumer goods sectors.

        The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2004.

Use by Industry	Metal Works, Hardware Plants	Pipe Factories	Construction	Engineering	Railway Construction, Repair	Power Generation	Other Industries(1)
Semi-Finished Steel Products	71.0%	0.6%	0.7%	26.1%	0.2%	—	1.3%
Long Steel Products	3.8%	2.1%	69.3%	20.8%	0.4%	0.1%	3.5%
Flat Steel Products	1.3%	8.2%	34.2%	54.3%	—	—	2.0%
Forgings	24.7%	27.0%	—	47.6%	—	0.3%	0.5%
Stampings	0.1%	—	—	57.2%	—	—	42.7%
Hardware	16.7%	0.5%	6.4%	22.3%	4.8%	0.5%	48.7%

(1)
Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

  Marketing and Distribution

        We use flexible sales strategies that are tailored to our customers and the markets we serve. Mechel Trading House, headquartered in Moscow, coordinates our Russian sales and has ten sales branch offices. Mechel Trading AG, headquartered in Zug, Switzerland, and its subsidiaries, including Mechel Metal Supply Limited, headquartered in Schaan, Liechtenstein, coordinate all export sales of our steel products and operates representative offices in each of our core international markets. Mechel Casa de Comert, a subsidiary of Mechel Trading AG headquartered in Bucharest, Romania, coordinates our steel product sales to our wholesale and retail customers in Romania.

        Our overall sales strategy is to develop long-term, close partnerships with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end-user customers, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers' specifications and quality requirements are consistently met. These committees also provide customers the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong reputation for Mechel throughout Russia and other countries of the CIS, Central and Eastern Europe, Southeast Asia and the Middle East.

  Domestic sales

        The Moscow headquarters of Mechel Trading House serves as the central domestic sales office for all our products. Our Moscow office provides additional customer service for, and collects feedback from, our largest and most important customers, and the information gathered is directly provided to senior management. The Moscow office, by virtue of its location, is also well suited to develop new customers by approaching large Russian manufacturers headquartered in Moscow or those companies that have centralized purchasing offices in Moscow. The Moscow office is also involved in responding to tenders or requests for proposals, which is the most common method by which Russian companies procure the supply of raw materials.

        Our domestic steel production facilities are located in large industrial areas and have long-standing relationships dating from Soviet times with local end-user customers. Mechel Trading House's ten branches in Chelyabinsk, Beloretsk, Vyartsilya, Ufa, Chebarkul, Ekaterinburg, Izhevsk, Mezhdurechensk, Moscow and St. Petersburg service and develop these long-standing customer relationships. By virtue of their proximity both to production and to customers, our local sales forces provide highly specialized and technical sales and service support to our Russian customers.

        We also operate warehouses in Rostov-Don and near our production facilities in Chelyabinsk, Ufa, Mezhdurechensk, Moscow, St. Petersburg and Ekaterinburg, where we sell our steel products to wholesalers on a walk-in basis. We realize higher margins on these sales compared to our other sales, and we intend to open such warehouses in other large Russian metropolitan areas in the future. Through these sales, we also identify potential new end-user customers of our products and market our production capabilities and products directly to them.

        Mechel Trading House has a salaried sales force of approximately 533 employees.

  Export sales

        Most of our international steel sales are made to independent distributors, which then sell our products in smaller quantities to end users. Mechel Trading and its subsidiaries operate offices or representative offices in the following 10 countries:

Asia		Europe		North America
China Philippines	Taiwan Vietnam	Austria Liechtenstein Switzerland	Belgium Romania	United States

        We also work with agents in 28 additional countries. We have an internationally oriented sales force which facilitates communications between our production facilities and the end users of our products, keeping in mind local and international customs in business dealings, including language requirements. Our use of a centralized international sales organization offers comprehensive and coordinated logistical and financial services to our international customers.

        Most of our distributor customers are based in one location close to end users. We service these customer relationships employing local sales forces and maintaining local sales offices, which makes us familiar with the markets in which end users of our products are located.

        Glencore International is the largest customer of our exported steel segment products. During 2004, 2003, 2002 and 2001, we sold $299.5 million, $189.9 million, $178.0 million and $155.8 million in steel products to Glencore, respectively, comprising 10.9%, 11.8%, 17.6% and 22.9% of our total steel segment sales, respectively, during these periods. Starting in November 2004, steel sales to Glencore were made pursuant to a framework contract providing for the sale of a minimum of 180,000 tonnes of commodity carbon steel products per quarter at market-based prices. This framework contract extends through December 2007. The products purchased by Glencore consist of wire rod, rebar, billets, hot-rolled sheet and coil, which are then resold by Glencore abroad, principally to purchasers in Asia and the Middle East.

        Mechel Trading and its subsidiaries also sell steel products to wholesalers on a walk-in basis through large open and covered warehouse areas in the Port of Antwerp, Belgium. At this port, we primarily stock both rolled and forged bars, and intend to expand the product offering to cover other products such as wire rods and nails.

        Mechel Trading also researches and collects information about the steel market and the latest technology and equipment in order to understand and anticipate new developments in the steel industry and deliver current information on the state of international steel markets to our management. Mechel Trading and its subsidiaries have approximately 111 employees.

  Distribution

        Rail transportation is used for nearly all shipments from our production facilities and warehouses to our end customers, wholesale warehouses or sea ports. Overall, approximately 45% of our products are delivered by rail and 55% by ship. Deliveries from warehouses and ports to customers is partially done by truck. Since 2002, Mechel Trading House has operated its wholly-owned subsidiary, Mecheltrans, a railway freight and forwarding company that also arranges warehousing for our stock. Mecheltrans owns its own rolling stock, consisting of 287 open cars and 258 pellet cars, and also leases 958 open cars and 302 pellet cars. The company transported domestically approximately 32 million tonnes of our cargo in 2004, approximately 83% of which was comprised of coal and iron ore.

        In February 2004, we acquired Port Posiet, located in Russia's Far East on the Sea of Japan. The port has over one million tonnes of cargo handling capacity and over 120,000 tonnes of warehousing capacity and processed 1,273,000 tonnes of cargo, mostly coal, ferroalloys and metals, in 2004. We ship primarily steam coal and coking coal concentrate to Japan from this port.

        In addition, in April 2005, we acquired Port Kambarka, located in Kama in the Republic of Udmurtia. The port processed 207,000 tonnes of cargo, mostly ore, iron ore concentrate and coal, in 2004.

  Market share and competition

        In our core international markets we primarily compete with Russian and Ukrainian producers, as the leading global steel manufacturers focus more on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality and customer service.

        In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by relatively high concentration of production, with the five largest integrated steel producers, including us, accounting for 83% of overall domestic steel output in 2004.

        Following is a brief description of Russia's other four largest steel producers:

  •
  EvrazHolding, which consists of Nizhny Tagil Metallurgical Plant, Zapadno-Sibirsky Metallurgical Plant (ZapSib), and Kuznetsky Metallurgical Plant, is effectively the largest producer in Russia on a consolidated basis, accounting for 22.8% of Russia's total rolled products output (including production of long and flat products, semi-finished products, forgings and stampings) in 2004. Like us, EvrazHolding focuses on the production of long products including rebars, wire rods and profiled rolled products (such as rails, beams and channels). EvrazHolding also controls iron ore producers Kachkanarsky GOK and Vysokogorsky GOK and coking coal producer Yuzhkuzbassugol, and has an equity investment in Raspaskaya Mine, which produces coking coal.

  •
  Severstal had a 20% market share of Russian rolled steel production in 2004. The company specializes in flat products which constitute a significant part of its production. In addition, Severstal is a major producer of long products and controls 6% of Russia's total production output. Domestic sales accounted for 56% of Severstal's output in 2004, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls UAZ, a domestic off-road car-maker, Vorkuta-Ugol and Kuzbassugol, which completely satisfy Severstal's coking coal requirements, and iron ore producers Karelsky Okatysh and Olenegorsky GOK.

  •
  MMK accounted for 19% of Russian rolled steel production in 2004. MMK's product mix is comprised mostly of flat products, representing 86% of its commercial steel products output (including production of long and flat products). Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 47% of its output in 2004 and began its own iron ore production. Its production facilities are located in Magnitogorsk in the southern Urals.

  •
  NLMK had a 10% market share of Russian rolled steel production in 2004. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 49% of its products in 2004. Domestically, NLMK's largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK. The company's steel facilities are located in Lipetsk, to the southeast of Moscow.

        These five companies, including us, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while EvrazHolding and we produce primarily long products. According to Metall-Expert, we are the leading and most comprehensive producer of specialty steel and alloys in Russia, and controlled 39% of total Russian specialty steel output in 2004. We are also the second largest producer of long products in Russia after EvrazHolding, with significant market shares in both carbon and specialty steel long products, according to Metall-Expert.

        In the Russian carbon long market segment, our primary products and our market positions are as follows, according to Metall-Expert:

  •
  Reinforcement bar—In rebar, we compete in the 6-40 millimeters range. In 2004, the rebar market was dominated by Mechel (28%) and EvrazHolding (28%). At present, the Russian domestic market for rebar is protected from Ukrainian imports by a 21% import tariff, introduced in August 2002 for three years.

  •
  Wire rod—There were four major producers of wire rod in Russia in 2004: Mechel (44%), EvrazHolding (31%), Severstal (17%) and MMK (8%). We produce some of the highest quality and widest ranges of wire rod (5-10 millimeters) among Russian producers.

        We were the leader in Russian production of specialty steel long products (bearing, tool, high-speed and stainless steel) in 2004, producing 38.8% of the total Russian output. Our three nearest competitors in this market had the following market shares: OEMK (38.7%), ZMK (8%) and Electrostal (6%). We had significant market shares in stainless long products (40%), tool steel (35%) and high-speed steel (25%) in 2004.

        OEMK, an integrated steel mill specializing in long carbon and specialty steel products and our nearest specialty steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries. Other Russian specialty steel producers, like Electrostal, lag significantly behind us in terms of overall specialty steel production, according to Metall-Expert.

        We were also the second largest producer of carbon and alloyed engineering long steel products in Russia with a 15% market share in 2004, following OEMK (32%). Our other main competitors in this market were Serov Metallurgical Plant (12%) and Severstal (11%). In 2004, we were the leader in the production of nickel-containing engineering steel (34%), where we were ahead of our nearest competitors, Red October Metallurgical Plant (20%), ZMK (17%) and Serov Metallurgical Plant (16%), according to Metall-Expert.

        We were also Russia's largest producer of stainless flat products, with a 65% share of domestic production in 2004, according to Chermet.

        We were the third largest producer of hardware in Russia in 2004 with a 17% market share, following Severstal (33%) and MMK (19%), according to MetalTorg.ru. For products in which we specialize, however, our share was substantially higher. For example, according to information from MetalTorg.ru, we had a 59.9% share of the spring wire market and a 53% share of the high-endurance wire market during 2004.

  Raw materials

        The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. We are 100% self-sufficient in our requirements of coking coal, with Southern Kuzbass Coal Company having supplied 3.5 million tonnes of coking coal concentrate to Chelyabinsk Metallurgical Plant in 2004. We process coking coal concentrate into coke at Chelyabinsk Metallurgical Plant. Coke is used in both steel-making operations at Chelyabinsk Metallurgical Plant and our nickel-smelting operations at Southern Urals Nickel Plant. In 2004, we produced and internally used 2.9 million tonnes of coke in our production facilities and produced and sold another 0.2 million tonnes of coke to third parties. Our internal steam coal requirements are not material.

        Our steel-making operations use iron ore in the form of pellets, sinter, concentrate and sinter ore. The ultimate form of the iron ore feed into the steel making process, however, consists of pellets and sinter only. In 2004, our steel-making operations used 6.5 million tonnes of iron ore feed, approximately 57% in the form of pellets and 43% in the form of sinter, and we internally sourced 33% of our total iron ore feed requirements during this period. We are capable of internally sourcing 92% of the iron ore requirements of our steel segment, assuming that third parties process certain quantities of our iron ore into concentrate and then into pellets and sinter. Our Korshunov Mining Plant supplied us with 1.2 million tonnes of iron ore concentrate in 2004, which accounted for 100% of our total iron ore concentrate needs in this period. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. We purchase most of the remaining part of our iron ore feed, mainly in the form of pellets, from Russian domestic suppliers such as Mikhailovsky GOK, Kostomukshinsky GOK, Lebedinsky GOK and Karelsky Okatysh, as well as Sokolovsko-Sorbayskoye Mining Amalgamation in Kazakhstan, under annual contracts on market terms.

        In 2004, we used approximately 5,000 tonnes of nickel in the production of stainless and other specialty steels. We sourced approximately 55% of our nickel requirements in 2004 from our nickel mining and smelting operations at Southern Urals Nickel Plant. We source other nickel grades from Norilsk Nickel, Ufaleinikel and other smaller nickel producers.

        Our steel making technology is primarily based on the basic oxygen furnaces, accounting for over half of our raw steel production. Ferrous scrap represents approximately 43% of feedstock, and we are approximately 40% self-sufficient in this raw material, sourcing the balance from various scrap traders. Electric arc furnaces are the primary method of steel-making at Mechel Targoviste and Mechel Campia Turzii, our Romanian facilities.

        We source most of our limestone requirements from third parties and a portion from our Pugachev quarry. In 2004, we used approximately 0.9 million tonnes of limestone in the production of steel, of which approximately 236,290 tonnes was supplied by Pugachev.

        Steel making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2004, our operations consumed approximately 6.7 billion kWh of electricity, of which 2.5 billion kWh was used at Chelyabinsk Metallurgical Plant, 3.2 billion kWh was used at other Russian facilities and 1.0 billion kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant and Urals Stamping Plant have cogeneration power facilities, which produced 1.8 billion kWh of electricity for internal consumption in 2004, yielding 69% self-sufficiency at these plants and 26% self-sufficiency overall for the group, including mining operations. The balance was purchased from local utilities. Substantially all of our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2004, we consumed 6.0 billion cubic meters of blast furnace gas, 1.3 billion cubic meters of coke gas and 2.5 billion cubic meters of natural gas.

        Large amounts of water are also required in the production of steel. Water is used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 53% of its water needs from a local river and the rest from recycled water. Vyartsilya Metal Products Plant sources 85% of its water needs from a local river and the rest from recycled water. Urals Stampings Plant obtains 95% of its water from the public water supplies and its own wells. Southern Urals Nickel Plant sources 77% of its water needs through recycling and the rest from a local river. Mechel Targoviste sources 95% of its production water needs through recycling and the rest is sourced from a local river.

        Transportation costs are a significant component of our production costs and a factor in our price-competitiveness in the export markets. Rail transportation is our principal means of transporting raw materials from our mines to processing facilities and products to domestic customers and to ports for shipment overseas. For a description of our railway freight and forwarding subsidiary, see "—Steel Business—Marketing and Distribution—Distribution" above.

        For a description of how seasonal factors impact our use and reserve levels of raw materials see "—Seasonality" below.

  Steel production facilities

        We generally own, lease or have a right of perpetual use of the properties on which our steel production facilities are located. Most of the land on which Chelyabinsk Metallurgical Plant and Vyartsilya Metal Products Plant are located is used pursuant to a right of perpetual use. The land on which Beloretsk Metallurgical Plant, Izhstal, Urals Stampings Plant and Mechel Nemunas are located is leased. The land on which Mechel Targoviste and Mechel Campia Turzii are located is owned.

        The main manufacturing processes at Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Izhstal, Mechel Campia Turzii and Mechel Targoviste are ISO 9001:2000 certified through 2006. In addition, Mechel Campia Turzii is ISO 14001 certified through 2008.

  Chelyabinsk Metallurgical Plant

        Our raw steel production in Russia takes place at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant is an integrated blast furnace and BOF/EAF steel mill that produces coke, semi-finished steel products, carbon and specialty steel products and forgings. Its customer base is largely comprised of steel producers and tube manufacturers, and customers from the construction, engineering and ball-bearing industries. The plant sources all of its coking coal needs from our Southern Kuzbass Coal Company and most all of its iron ore needs from our Korshunov Mining Plant and a majority of its nickel needs from our Southern Urals Nickel Plant, respectively.

        Chelyabinsk Metallurgical Plant's principal production lines include a BOF workshop equipped with three converters; three EAF workshops equipped with electric arc ovens, including two large ovens of 100 and 125 tonnes, respectively; vacuum induction and plasmic furnaces; vacuum arc and electroslag remelting furnaces; three comprehensive steel treatment machines; an argon-oxygen refining machine; three continuous billet-casters; blooming with continuous rolling mill for 200-320 millimeters and 80-180 millimeters square billets; six long product mills for 8-190 millimeters diameter round bar and 75-156 millimeters square bar, 6.5-10 millimeters wire rod, rebar steel, bands and shaped beams; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeters cold-rolled stainless sheet; and a forging and pressing workshop equipped with five presses and forging machines of 1,250-2,000 tonnes, as well as seven coking batteries, three sintering machines and two blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant's principal production areas.

Production Areas	Capacity in 2004	Capacity Utilization Rate in 2004	Planned Increase (2005-2007)
	(in tonnes except for percentages)
Sintering	2,200,000	95%	4,200,000
Pig Iron	4,050,000	95%	1,400,000
Steel-making	5,100,000	97%	940,000
Rolling	4,130,000	97%	1,400,000
Forging and pressing	73,000	99%	—
Coking	3,100,000	95%	480,000

  Izhstal

        Izhstal is a Russian specialty steel producer located in the city of Izhevsk, Udmurtia, west of the Urals. Its customer base is largely comprised of companies from the aircraft, defense, automotive, agricultural, power, engineering, oil and gas and construction industries.

        Izhstal's principal production lines include six EAF of 25 to 28 tonnes each; three open hearth furnaces of 130-135 tonnes each; blooming machine for 100-220 millimeters square billets; three medium-sized long products rolling mills for 30-120 millimeters round bars, 30-90 millimeters square bars, bands and hexagonal bars; and one continuous small long products wire mill for 5.5-29 millimeters round, 12-28 millimeters square and 12-27 millimeters hexagonal light sections, reinforced steel and bands. It also has a hardware workshop, equipped with various drawing mills, a pickling line and a forging workshop, equipped with a number of sledge hammers and press-cutters. The following table sets forth the capacity and the capacity utilization rate for each of Izhstal's principal production areas.

Production Areas	Capacity in 2004	Capacity Utilization Rate in 2004	Planned Increase (2005-2007)
	(in tonnes except for percentages)
Steel-making	700,000	71%	—
Rolling	1,000,000	36%	—
Hardware	98,000	54%	—
Forging and stamping	60,000	63%	—

        Izhstal experienced low capacity utilization rates due to high production costs and the resulting uncompetitive products. We plan to lower production costs through supplying Izhstal with our semi-finished products, pig iron and nickel, as well as through capital expenditures for targeted purposes we expect to identify as we continue to integrate this new acquisition into our operations.

  Beloretsk Metallurgical Plant

        Beloretsk Metallurgical Plant is a hardware plant that produces wire rod and a broad range of hardware from semi-finished steel products supplied by Chelyabinsk Metallurgical Plant. Its customers are largely from the construction and engineering industries. Beloretsk Metallurgical Plant's principal production lines include a steel-rolling workshop equipped with a wire mill for production of wire rod of 5.5-12 millimeters diameter and a number of hardware workshops equipped with drawing, winding, unwinding, rewinding, polishing and rope machines and thermal treatment ovens. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant's principal production areas.

Production Areas	Capacity in 2004	Capacity Utilization Rate in 2004	Planned Increase (2005-2007)
	(in tonnes except for percentages)
Rolling	553,000	98%	100,000
Hardware	323,000	100%	88,000

  Vyartsilya Metal Products Plant

        Vyartsilya Metal Products Plant is a hardware plant that produces low carbon, welding and structural wire, zinc-plated nails, and steel and polymeric-coated nets, from wire rod supplied by Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. The plant's customers are largely from the construction, automotive and furniture industries. Vyartsilya Metal Products Plant's principal production facilities include drawbenches and nail-making and mesh-weaving machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant's principal production area.

Production Areas	Capacity in 2004	Capacity Utilization Rate in 2004	Planned Increase (2005-2007)
	(in tonnes except for percentages)
Hardware	68,000	66%	4,000

  Urals Stampings Plant

        Urals Stampings Plant is Russia's largest producer of stampings from specialty steels and heat-proof and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its specialty steel needs from Chelyabinsk Metallurgical Plant. Urals Stampings Plant's principal production facilities include 1.5-25 tonne swages, hydraulic presses and inker machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant's principal production area.

Production Areas	Capacity in 2004	Capacity Utilization Rate in 2004	Planned Increase (2005-2007)
	(in tonnes except for percentages)
Stamping	100,000	77%	—

  Mechel Targoviste

        Mechel Targoviste is a major Romanian EAF steel mill that produces specialty and carbon long products, forgings, and hardware. Mechel Targoviste is the largest producer of long products (including rebars) and hardware in Romania and the second largest producer of raw steel in Romania, according to Siderom. The plant's customers are largely from the engineering, automotive, tool, ball-bearing, tube, hardware and construction industries.

        Mechel Targoviste's principal production lines include two EAF workshops equipped with electric arc ovens of 10-12 tonne capacity and of 75 tonne capacity; steel vacuum processing and treatment machines; a continuous billets caster; a blooming machine for 80-400 millimeters square and 90-145 millimeters round billets; two continuous long products rolling mills for 20-80 millimeters round bars, 24-57 millimeters hexagonal bars, 60-70 millimeters square bars, 6-12 millimeters thick and 60-120 millimeters wide bands, 12-26 millimeters bundle rod and reinforcing steel; a forging and pressing workshop; and a calibration workshop. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Targoviste's principal production areas.

Production Areas	Capacity in 2004	Capacity Utilization Rate in 2004	Planned Increase (2005-2007)
	(in tonnes except for percentages)
Steel-making	527,000	84%	93,000
Rolling	780,000	46%	—
Forging and pressing	37,400	53%	—
Hardware	67,000	31%	—

        Mechel Targoviste experienced low capacity utilization rates due to high production costs and uncompetitive product quality. We plan to lower production costs and improve product quality.

  Mechel Campia Turzii

        Mechel Campia Turzii is a Romanian EAF steel mill and a leading domestic hardware plant that produces long steel products, including carbon and alloyed wire rod, rebar and hardware, including various types of wire, ropes, nets, electric cables and nails, as well as carbon and low-alloyed billets. The plant's customers are largely from the construction and engineering industries.

        Mechel Campia Turzii's principal production lines include an EAF steel-making workshop equipped with one 75-tonne and one five-tonne oven; blooming with a continuous rolling mill for 80 millimeters square and 120-150 millimeters round billets; one wire-rolling mill and two medium-sized rolling mills for 6-14 millimeters wire rod, 12-36 millimeters round, square and hexagonal bars, bundle rod and bands; and several hardware workshops equipped with drawing, nail-making and zinc-plating machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Campia Turzii's principal production areas.

Production Areas	Capacity in 2004	Capacity Utilization Rate in 2004	Planned Increase (2005-2007)
	(in tonnes except for percentages)
Steel-making	363,000	80%	17,000
Rolling	330,000	67%	15,000
Hardware	100,000	81%	44,000

  Mechel Nemunas

        Mechel Nemunas is a Lithuanian hardware plant that produces wire, calibrated steel products, nails, rods and nets. Its customers are primarily from the construction, engineering and furniture industries. Mechel Nemunas's principal production facilities include drawing mills, and nail-making, threading, net-weaving, net-wicking and contact-welding machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas's principal production area.

Production Areas	Capacity in 2004	Capacity Utilization Rate in 2004	Planned Increase (2005-2007)
	(in tonnes except for percentages)
Hardware	90,300	64%	—

        Mechel Nemunas experienced low capacity utilization rates due to high production costs and uncompetitive product quality. We plan to lower production costs and improve product quality by modernizing drawing equipment, replacing an old air compressor and installing new annealing-zinc plating equipment.

  Management services

        In July 2004, we were engaged by Hammer and Sickle OAO, a specialty steel producer located in Moscow, to manage the company for a one-year term, subject to substantial oversight by Hammer and Sickle's Board of Directors. In April 2005, we terminated this arrangement.

  Trade restrictions

        Trade restrictions in the form of tariffs, duties and quotas are widespread in the steel industry. However, we are less exposed than most other Russian steel producers since restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products, such as wire rods and rebars. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved the Russian steel export market.

        In 2004, approximately 77% of our steel segment revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

  European Union

        Our steel sales to the EU constituted approximately 16.9% of our total steel segment revenues in 2004. The Russian government and the European Community have an export quota system in place whereby Russian exports to the EU are limited to a certain stipulated amount for each product category until the end of 2006. The quota by product category is distributed between the Russian producers based on a procedure developed by the Union of Metal Product Exporters of Russia. The procedure provides that for each product category, a company's export quota allocation is calculated on the basis of shipments by the company of the particular product over the past three years to the EU market (which is given a 70% weighting), and on the company's market share in domestic production of the particular product (which is given a 30% weighting). After the quotas are calculated, the Russian Ministry of Industry and Energy then confirms quota allocations, and the Russian Ministry of Economic Development and Trade issues export licenses for these quotas. In 2004, the quota covered approximately 85% of our steel segment products exported to the EU.

        In 2004, the total EU quota for Russian steel was 1,822,101 tonnes, and we received 158,576 tonnes of the total quota. As quotas are granted by product category, usage of our individual quotas varied. For example, usage of our 2004 quota with respect to long products other than rebar and wire rod was at 99%, while usage for our wire rod quota was at 93%. The latest EU-Russia Steel Agreement currently being negotiated for 2005-2006 provides for the total Russian 2005 quota to be increased by 22% and for 2006 by another 2%. It is expected that this Agreement will be signed in July 2005. We currently supply steel products to the EU market on the basis of EU Regulation No. 2267/2004 dated December 20, 2004. This Regulation applies to imports of steel products originating in Russia and imposes quantitative limits. After the new Agreement becomes effective, these limits set by this Regulation will be deducted from the limits set by the Agreement. At present, we cannot quantify our quota or limits pursuant to the Agreement. Our supply of wire rod to Mechel Nemunas, our hardware plant in Lithuania, is subject to the EU export quota system. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We face numerous protective trade restrictions in the export of our steel products."

        In addition, an antidumping duty in the amount of 50.7% is applicable for export to the EU of steel ropes and cables manufactured by Beloretsk Metallurgical Plant until August 2006. There are no restrictions on the exports of our Romanian products to the EU.

  China

        In 2004, our sales of cold-rolled steel products to China comprised less than 1% of our total steel segment revenues and approximately 2.3% of our total steel segment exports to China. In January 2004, China introduced anti-dumping duties of up to 29% on cold-rolled steel imports from Russia. The duties are retroactive to September 2003 and will last for five years. Currently, none of our steel segment exports to China are subject to these duties.

  United States

        The United States has a quota system in place with respect to imports of hot-rolled coil and thick steel plate. The intergovernmental quota agreement provides for quotas and reference prices on Russian exports of these products to the United States and is currently under sunset review. A distribution of quotas between specific Russian producers and the execution of export licenses is carried out in accordance with the same procedure that applies to exports to the EU market. In 2004, we did not export products governed by this agreement to the United States. There are no trade restrictions applicable to the export of our Romanian or Lithuanian products to the United States.

        The United States also had a quota system in place with respect to imports of pig-iron, cold-rolled steel, slabs, zinc-plated sheets and some other products from Russia which expired on July 12, 2004. We intend to attempt to expand our steel product exports to the U.S. market, and have established a U.S. subsidiary for this purpose. We expect, however, that depending on market conditions, the United States may impose new anti-dumping duties or other types of trade restrictions which might force us to decrease our exports to the United States below current levels. In December 2003, the United States also withdrew safeguard measures in the form of tariffs on many Russian steel exports to the United States after the WTO's Appellate Body had determined them to be inconsistent with the requirements of the WTO.

Capital Improvements Program

        Our capital improvements program emphasizes reductions in raw-material use and energy costs, further integration of our operating subsidiaries, expansion of our product range and improvement of environmental protection, labor safety and working conditions. Our planned capital improvements are estimated to cost approximately $1.25 billion from 2005 through 2009, 70% of which is expected to be in the steel business and 30% in the mining business.

        More specifically, we intend to focus on the following:

  •
  Realizing cost savings through the replacement of older equipment, introducing new cost-saving technologies and reduction of production bottlenecks. In particular, we target productivity gains and related cost-cutting which can be realized relatively quickly. For example, our plan to increase the share of continuous casting in our raw steel production from 20% in 2004 to 60% by 2007 is aimed at cutting costs by 8%, increasing productivity by 17% and increasing the range of steel products we produce; and

  •
  Improving our product quality through procurement of new equipment that would allow us to better maintain the reliability of grade composition, mechanical properties and surface treatments.

        Over the past three years, we have refurbished a number of our upstream and downstream installations at Chelyabinsk Metallurgical Plant and have implemented a number of maintenance plans and capacity expansion measures at Southern Kuzbass Coal Company.

        We plan to leverage this experience in managing start-up phases and adequately training our workforce as we continue our capital program at Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and at our other subsidiaries.

        The following table sets out by segment and facility the major items of our capital expenditures currently in progress or expected to be commenced in 2005-2006.

Project	Estimated Production Increase and/or Other Improvements	Total Planned Expenditures*	Year of Project Start	Estimated Year of Commissioning/ completion
		(in millions of U.S. dollars)
MINING BUSINESS
Southern Kuzbass Coal Company
Output increase	Increase in coal output by approximately 4.3 million tonnes p.a.	$286	2004	2004/2009
Reconstruction of Krasnogorsk Washing Plant #1	Increase of cold washing capacity by 1.0 million tonnes p.a. Improvements in steam coal concentrate quality	$15	2004	2005
Construction of Krasnogorsk Washing Plant #2	Increase of capacity by 3.0 million tonnes p.a. of steam coal concentrate	$20	2006	2007
Expansion of Sibirginsk Underground Mine	Increase in coking coal output by 1.5 million tonnes p.a.	$20	2007	2007/2009
Construction of New Olzherassky Mine	Increase in coking coal output by 1.0 million tonnes p.a.	$68	2004	2004/2009
Korshunov Mining Plant
Expansion of Concentrate Production Facilities	Increase of mining capacity by 3.2 million tonnes p.a. of iron ore and concentration capacity by 1.1 million tonnes p.a. of iron ore concentrate	$36	2004	2004/2009
STEEL BUSINESS
Chelyabinsk Metallurgical Plant
Expansion and Modernization of Sinter Production	Increase in sinter production capacity by 4.5 million tonnes	$154	2003	2005
Reconstruction of Coking Battery #7	Modernization and increase in output by approximately 500,000 tonnes p.a. of coke and 15,000 tonnes p.a. of coking products	$65	2004	2006
Reconstruction of Blast Furnace #3	Modernization and increase in capacity by 1.8 million tonnes Reduction in coke usage	$106	2004	2006
Modernization and expansion of transportation and logistics capacities	Construction of intra-plant railways, roads and purchases of specialty trucks	$27	2004	2004/2005
Construction of Long Products continuous Caster #4	Increase in output of continuously cast billets by 1.2 million tonnes p.a. Reduction in steel usage Reduction in power usage New product development	$75	2004	2006

Modernization of rolling mill 300-2	Modernization and increase in capacity by 145,000 tonnes	$18	2005	2005
Energy Program	Increase in co-generation capacities by 37 MW Installation of 12 additional oxygen recipients Construction of two 500 cubic meters/hour argon gasification units	$55	2004	2004/2009
Reconstruction of EAF Workshop #6	Modernization and increase in steel production by approximately 840,000 tonnes p.a.	$30	2005	2007
Construction of Continuous Wire-rod Rolling Mill 320/150	Modernization and increase in output by 600,000 tonnes p.a. New product development Reduction in steel usage Product quality improvements	$70	2006	2007
Modernization of Flat Products Capacities	Improvements in quality of stainless flat products	$90	2006	2008/2009
Modernization of Oxygen Converter Workshop	Modernization and increase in output by 550,000 tonnes p.a.	$12	2004	2004/2005
Beloretsk Metallurgical Plant
Modernization of hardware equipment	Modernization and increase in production of copper-plated welding wire by 7,500 tonnes p.a. Modernization and increase in production of spring wire by 8,600 tonnes p.a. Produce new value-added features Environmental improvements	$18	2004	2004/2008
Modernization of Continuous Wire Mill 150	Modernization and increase in wire-rod capacity by 85,000 tonnes p.a. Reduction in steel usage Reduction in gas usage Product quality improvement	$10	2006	2006
Izhstal
Modernization of capacities	Quality improvements Cost reduction	$13	2005	2005/2009
Reconstruction of Electric Martin-Siemens Workshop	Modernization and increase in steel output by 550,000 tonnes p.a. Replacement of Martin-Siemens ovens with EAF Production of continuously cast billets	$115	2006	2006/2008

Mechel Targoviste
Reconstruction of EAF #2	Modernization and increase of capacity by 205,000 tonnes p.a. of steel Modernization and increase in density of scrap charge Reduction in power consumption Reduction in electrode usage Reduction in refractory usage Reduction in melting period Reduction in dust emissions	$11	2005	2006
Reconstruction of Steel Continuous Caster	Modernization and increase in production of continuously cast billets by 310,000 tonnes p.a. Reduction in steel usage Reduction in natural gas usage Reduction in electricity usage Expansion of product mix through alloyed steel	$12	2006	2006
Mechel Campia Turzii
Modernization of Hardware Production	New products (low-alloyed wire) output of 48,500 tonnes p.a. Modernization and increase of annealed and zinc-coated wire production by 8,000 tonnes p.a. Modernization and increase of nail production by 8,000 tonnes p.a. Production of 8,000 tonnes p.a. of wire-rod Production of 50,000 tonnes p.a. of rebar	$18	2004	2004/2009
Environmental Protection	Reduction of pollution	$11	2004	2004/2009

*
We estimate that approximately $166.7 million of planned expenditures for these projects have been made as of December 31, 2004. In 2004, we spent $303.4 million for capital expenditures.

Operations Improvements

        We maintain research programs at the corporate level and at certain of our business units to carry out basic research and applied technology development activities, primarily focused on improving casting operations through improvements in working practices and operational methods. At our corporate level, we have the Department of Long-Term Planning and Technological Development, which employed a total of 14 researchers. We also contract with third-party consultants from the metallurgical industry and major Russian research institutions to produce development concepts and conduct feasibility studies.

        In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Izhstal have specialized research divisions with a total of 201 researchers involved in the improvement of existing technologies and products.

        Our operations are not materially dependent on patents.

Insurance

        The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, our facilities are not insured, and we have no coverage for business interruption or loss of key management personnel.

        Our Russian subsidiaries maintain obligatory insurance, which includes insurance for third-party liability (including ecological) for injuries and losses caused by accidents in dangerous industrial sites, insurance for third-party liability for injuries caused during construction and operation of hydrotechnical installations, and auto insurance. Sometimes our Russian subsidiaries insure real estate interest and cargo, but it is not done in all instances and for all significant assets. Mechel Metal Supply maintains comprehensive insurance, including marine, liability, including products liability, and trade indemnity. Mechel Campia Turzii maintains operational insurance.

Regulatory Matters

        We describe below certain regulatory matters that are applicable to our Russian operations.

  Licensing of Operations

        We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. The Federal Law on Licensing of Certain Types of Activities of August 8, 2001, as amended, as well as other laws and regulations, set forth the activities subject to licensing and establish procedures for issuing licenses. In particular, some of our companies need to obtain licenses and permits to carry out their activities, including, inter alia:

  •
  the use of subsoil, which is described in more detail in "—Subsoil Licensing" below;

  •
  the use of water resources;

  •
  the discharge of pollutants into the environment;

  •
  the handling of hazardous waste;

  •
  storage and use of explosive, flammable and/or dangerous materials;

  •
  operation of industrial facilities;

  •
  construction;

  •
  fire control;

  •
  medical operations; and

  •
  transportation activities.

        These licenses are usually issued for a period of five years and may be extended upon application by the licensee. Licenses for the use of natural resources may be issued for shorter or longer periods. In particular, licenses for the use of surface water resources may be issued for periods of up to 25 years. Upon the expiration of a license, it may be extended upon application by the licensee. Certain types of licenses may also have unlimited terms.

        Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.

        As part of their obligations under licensing regulations and the terms of our licenses and permits, some of our companies must comply with numerous industrial standards, employ qualified personnel, maintain certain equipment and a system of quality controls, monitor operations, maintain and make appropriate filings and, upon request, submit specified information to the licensing authorities that control and inspect their activities.

  Subsoil Licensing

        In Russia, mining minerals requires a subsoil license from the state authorities with respect to an identified mineral deposit, as well as the right (through ownership, lease or other right) to use the land where such licensed mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

        The primary law regulating subsoil licensing is the Law on Subsoil Resources of February 21, 1992, as amended, or the Subsoil Law, which sets out the regime for granting licenses for the exploration and production of mineral resources. The Procedure for Subsoil Use Licensing, or the Licensing Regulation, adopted by Resolution of the Supreme Soviet of the Russian Federation on July 15, 1992, as amended, also regulates the exploration and production of mineral resources. According to both the Subsoil Law and the Licensing Regulation, subsurface mineral resources are subject to the joint jurisdiction of the federal and regional authorities.

        There are two major types of licenses: (1) an exploration license, which is a non-exclusive license granting the right of geological exploration and assessment within the license area, and (2) a production license, which grants the licensee an exclusive right to produce minerals from the license area. In practice, many of the licenses are issued as combined licenses, which grant the right to explore, assess and produce minerals from the license area. A subsoil license defines the license area in terms of latitude, longitude and depth.

        There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment's results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2004, we incurred the minerals extraction tax in the amount of $12.4 million.

        The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, production licenses a maximum term of 20 years, and combined exploration, assessment and production licenses a maximum term of 25 years. After amendment of the Subsoil Law in January 2000, exploration licenses may still have a maximum term of five years; production licenses may have a one-year term in a limited number of special cases, but are generally granted for a term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and production licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered with the Russian Federal Geological Fund.

  Issuance of licenses

        Subsoil licenses are generally issued by the Federal Agency for Subsoil Use. Most of the currently existing production licenses owned by companies derive from (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Russian Civil Code, the Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law allows for production licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase.

  Extension of licenses

        The Subsoil Law permits a subsoil licensee to request an extension of a production license in order to complete the production from the subsoil plot covered by the license or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user complies with the terms and conditions of the license and the relevant regulations.

        In order to extend a subsoil license, a company must file an application with the federal authorities to amend the license.

        The Order of the Ministry of Natural Resources No. 439-R, dated October 31, 2002, requires that the following issues be considered by the relevant governmental authorities when determining whether to approve an amendment: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the license; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended license.

        The factors that may, in practice, affect a company's ability to obtain the approval of license amendments include (1) its compliance with the license terms and conditions; (2) its management's experience and expertise relating to subsoil issues, including experience in amending licenses; and (3) the relationship of its management with federal and/or local governmental authorities, as well as the local governments. For a description of additional factors that may affect Russian companies' ability to extend their licenses, see "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits." See also "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations" and "—Item 3. Key Information—Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our securities."

  Maintenance and termination of licenses

        A license granted under the Subsoil Law is generally accompanied by a licensing agreement. The law provides that there be two parties to any subsoil licensing agreement: the federal authorities and the licensee. The licensing agreement sets out the terms and conditions for the use of the subsoil license.

        Under a licensing agreement, the licensee makes certain environmental, safety and production commitments. For example, the licensee makes a production commitment to bring the field into production by a certain date and to extract an agreed-upon volume of natural resources each year. The license agreement may also contain commitments with respect to social and economic development of the region. When the license expires, the licensee must return the land to a condition which is adequate for future use. Although most of the conditions set out in a license are based on mandatory rules contained in Russian law, certain provisions in a licensing agreement are left to the discretion of the licensing authorities and are often negotiated between the parties. However, commitments relating to safety and the environment are generally not negotiated. We expect that we will be able to meet the commitments set forth in our licensing agreements.

        The fulfillment of a license's conditions is a major factor in the good standing of the license. If the subsoil licensee fails to fulfill the license's conditions, upon notice, the license may be terminated by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a license, it may apply to amend the relevant license conditions, though such amendments may be denied.

        The Subsoil Law and other Russian legislation contain extensive provisions for license termination. A licensee can be fined or the license can be suspended or terminated for the reasons noted above, for repeated breaches of the law, upon the occurrence of a direct threat to the lives or health of people working or residing in the local area, or upon the occurrence of certain emergency situations. A license may also be terminated for violations of "material" license terms. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for termination of licenses. Consistent underproduction and failure to meet obligations to finance a project would also likely constitute violations of material license terms. In addition, certain licenses provide that the violation by a subsoil licensee of any of its obligations may constitute grounds for terminating the license.

        If the licensee does not agree with a decision of the licensing authorities, including a decision relating to a license termination or the refusal to re-issue an existing license, the licensee may appeal the decision through administrative or judicial proceedings. In certain cases of termination, the licensee has the right to attempt to cure the violation within three months of its receipt of notice of the violation. If the issue has been resolved within such a three-month period, no termination or other action may be taken.

  Land Use Rights

        Russian legislation prohibits the carrying out of any commercial activity, including mineral extraction, on a land plot without appropriate land use rights. Land use rights are needed and obtained for only the portions of the license area actually being used, including the plot being mined, access areas, and areas where other mining-related activity is occurring.

        Under the Land Code, companies generally have one of the following rights with regard to land in the Russian Federation: (1) ownership; (2) right of perpetual use; or (3) lease.

        A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities which, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties.

        Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law on Introduction of the Land Code of October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use either to purchase the land from, or to enter into a lease agreement relating to, the land with the relevant federal, regional or municipal authority owner of the land by January 1, 2006. See

"Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—The potential implementation by the Russian government of a law requiring Russian companies to purchase or lease the land on which they operate may have a material adverse effect on our financial condition."

        Our mining subsidiaries generally have a right of perpetual use of their plots or have entered into long-term lease agreements. A lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any lease agreement for a period of longer than one year must be registered with the relevant state authorities.

  Environmental

        We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the management and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law on Environmental Protection of January 10, 2002, or the Environmental Protection Law, as well as by number of other federal and local legal acts.

  Pay-to-pollute

        The Environmental Protection Law establishes a "pay-to-pollute" regime administered by federal and local authorities. The Ministry of Natural Resources has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain approval for exceeding these statutory limits from the federal or regional authorities, depending on the type and scale of environmental impact. As a condition to such approval, a plan for the reduction of the emissions or disposals must be developed by the company and cleared with the appropriate governmental authority. Fees, as set forth in a governmental decree, are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved limits, and the highest fees are imposed for pollution exceeding such limits. Payments of such fees do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2004, we incurred such fees in the amount of $6.4 million.

  Ecological approval

        Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law on Ecological Expert Examination of November 23, 1995, as amended. Conducting operations that may cause damage to the environment without state ecological approval may result in the negative consequences described in "Environmental Liability" below.

  Enforcement authorities

        The Federal Service for the Supervision of the Use of Natural Resources, the Federal Service for Environmental, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry and the Federal Agency on Water Resources (along with their regional branches) are involved in environmental control, implementation and enforcement of relevant laws and regulations. The federal government and Ministry of Natural Resources is responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental organizations, also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is 20 years.

  Environmental liability

        If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines.

        Subsoil licenses generally require certain environmental commitments. Although these commitments can be substantial, the penalties for failing to comply and the clean-up requirements are generally low.

  Reclamation

        We conduct our reclamation activities in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the first stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces, and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour (AOC) of the property as is required, for example, in the United States.

  Environmental protection programs

        We have been developing and implementing environmental protection programs at all of our mining and steel subsidiaries. Such programs include measures to aid in our adherence to the limits imposed on air and water pollution and storage of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste. We are a member of "Ecological Movement for Specific Activities," a non-profit organization which develops and facilitates the implementation of environmental programs and individual projects for state and private institutions.

  Health and Safety

        Due to the nature of our business, much of our activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

        The principal law regulating industrial safety is the Federal Law on Industrial Safety of Dangerous Industrial Facilities of July 21, 1997, as amended, or the Safety Law. The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced and where certain types of mining is done. The Safety Law also contains a comprehensive list of dangerous substances and their permitted concentration, and extends to facilities and sites where these substances are used.

        There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

        Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited unless reviewed by a licensed expert and approved by the Federal Service for Environmental, Technological and Nuclear Supervision.

        Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia effective February 1, 2002, as amended, or the Labor Code. In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programs, create systems to cope with and inform the Federal Service for Environmental, Technological and Nuclear Supervision of accidents and maintain these systems in good working order.

        In certain cases, companies operating industrial sites must also prepare declarations of industrial safety which summarize the risks associated with operating a particular industrial site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declaration must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration, as well as a state industrial safety review, are required for the issuance of a license permitting the operation of a dangerous industrial facility.

        The Federal Service for Environmental, Technological and Nuclear Supervision has broad authority in the field of industrial safety. In case of an accident, a special commission led by a representative of the Federal Service for Environmental, Technological and Nuclear Supervision conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. The officials of the Federal Service for Environmental, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company's compliance with safety rules. The Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

        Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

  Employment and Labor

        Labor matters in Russia are primarily governed by the Labor Code. In addition to this core legislation, relationships between employers and employees are regulated by various federal laws, such as the Law on Collective Contracts and Agreements of March 11, 1992, as amended; the Federal Law on the Procedure of Settlement of Collective Labor Disputes of November 23, 1995, as amended; the Law on Employment in the Russian Federation of April 19, 1991, as amended; the Federal Law on the Fundamentals of Protection of Labor in the Russian Federation of July 17, 1999, as amended.

  Employment contracts

        As a general rule, employment contracts for an indefinite term are concluded with all employees. Russian labor legislation expressly limits the possibility of entering into term employment contracts. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labor relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties as well as in other cases expressly identified by federal law.

        An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including:

  •
  liquidation of the enterprise or downsizing of staff;

  •
  failure of the employee to comply with the position's requirements due to incompetence or health problems;

  •
  systematic failure of the employee to fulfill his or her duties;

  •
  any single gross violation by the employee of his or her duties; and

  •
  provision by the employee of false documents or misleading information prior to entry into the employment contract.

        An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation including a severance payment and, depending on the circumstances, salary payments for a certain period of time.

        The Labor Code also provides protections for specified categories of employees. For example, except in cases of liquidation of an enterprise, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of fourteen or other persons caring for a child under the age of 14 without a mother.

        Any termination by an employer that is inconsistent with the Labor Code requirements may be invalidated by a court, and the employee may be reinstated. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees' rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for mental distress.

  Work time

        The Labor Code generally sets the regular working week at 40 hours. Any time worked beyond 40 hours per week, as well as work on public holidays and weekends, must be compensated at a higher rate.

        Annual paid vacation leave under the law is generally four weeks. Our employees who perform underground and open-pit mining works or other work in harmful conditions may be entitled to additional paid vacation ranging from six to 36 working days.

        The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, the retirement age for male miners who have worked in underground mines for at least 10 years, and females who have worked in underground mines for at least seven years and six months, is 50 years and 45 years, respectively. Persons who have worked as miners in open-pit mines and/or underground mines for at least 25 years may also retire, regardless of age.

  Salary

        The minimum monthly salary in Russia, as established by federal law, was 600 rubles (approximately $21) in 2004. Effective January 1, 2005, the statutory monthly minimum salary has been increased to 720 rubles (approximately $25) and will be further increased to 800 rubles (approximately $29) on September 1, 2005 and to 1,100 rubles (approximately $40) on May 1, 2006. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

  Strikes

        The Labor Code defines a strike as the temporary and voluntary refusal of workers to fulfill their work duties with the intention of settling a collective labor dispute. Russian legislation contains several requirements for legal strikes. Participation in a legal strike may not be considered by an employer as grounds for terminating an employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination.

  Trade Unions

        Although recent Russian labor regulations have curtailed the authority of trade unions, they still retain significant influence over employees and, as such, may affect the operations of large industrial companies in Russia. In this regard, our management routinely interacts with trade unions in order to ensure the appropriate treatment of our employees and the stability of our business.

        The activities of trade unions are generally governed by the Federal Law on Trade Unions, Their Rights and Guaranties of Their Activity of January 12, 1996, as amended, or the Trade Union Law. Other applicable legal acts include the Labor Code of Russia, the Law on Collective Contracts and Agreements of March 11, 1992, as amended, and the Federal Law on the Procedure for Settlement of Collective Labor Disputes of November 23, 1995, as amended, which provide for more detailed regulations relating to activities of trade unions.

        The Trade Union Law defines a trade union as a voluntary union of individuals with common professional and other interests that is incorporated for the purposes of representing and protecting the rights and interests of its members. National trade union associations, which coordinate activities of trade unions throughout Russia, are also permitted.

        As part of their activities, trade unions may:

  •
  negotiate collective contracts and agreements such as those between the trade unions and employers, federal, regional and local governmental authorities and other entities;

  •
  monitor compliance with labor laws, collective contracts and other agreements;

  •
  access work sites and offices, and request information relating to labor issues from the management of companies and state and municipal authorities;

  •
  represent their members and other employees in individual and collective labor disputes with management;

  •
  participate in strikes; and

  •
  monitor redundancy of employees and seek action by municipal authorities to delay or suspend mass layoffs.

        Russian laws require that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their officers enjoy certain guarantees as well, such as:

  •
  legal restrictions as to rendering redundant employees elected or appointed to the management of trade unions;

  •
  protection from disciplinary punishment or dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;

  •
  retention of job positions for those employees who stop working due to their election to the management of trade unions;

  •
  protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term; and

  •
  provision of the necessary equipment, premises and transportation vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

        If a trade union discovers any violation of work condition requirements, notification is sent to the employer with a request to cure the violation and to suspend work if there is an immediate threat to the lives or health of employees. The trade union may also apply to state authorities and labor inspectors and prosecutors to ensure that an employer does not violate Russian labor laws. Trade unions may also initiate collective labor disputes, which may lead to strikes.

        To initiate a collective labor dispute, trade unions present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labor disputes are generally referred to mediation or labor arbitration.

        The Trade Union Law provides that those who violate the rights and guaranties provided to trade unions and their officers may be subject to disciplinary, administrative and criminal liability. Although neither the Code of the Russian Federation on Administrative Misdemeanors of December 30, 2001, nor the Criminal Code of the Russian Federation of June 13, 1996, currently has provisions specifically relating to these violations, general provisions and sanctions may be applicable.

Item 5. Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other information in this document. This Item 5 contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including the risks described in Item 3.D and under the caption "Cautionary Note Regarding Forward-Looking Statements."

The Reorganization

        Mechel Steel Group OAO was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various mining and steel companies owned by Messrs. Igor Zyuzin and Vladimir Iorich. These individuals acquired these companies at various times from 1995 to the present and have acted in concert since that time pursuant to an Ownership, Control and Voting Agreement which requires them to vote the same way. The reorganization involved the contribution of these companies by these individuals to Mechel in exchange for all the outstanding capital stock of Mechel. Many of the contributed companies had shareholders other than Messrs. Zyuzin and Iorich, and these shareholders were not involved in the reorganization and continue to retain minority interests in certain of our subsidiaries.

        The acquisition of these companies by Mechel Steel Group represents a reorganization under common control, and has been accounted for in a manner akin to a pooling. Mechel Steel Group's consolidated financial statements, therefore, have been prepared on the basis that Mechel Steel Group existed for all periods presented since its inception and owned these companies to the same extent as owned by Messrs. Zyuzin and Iorich in those periods.

        In connection with the reorganization, in late 2003 and the first half of 2004, we disposed of our controlling stakes in (1) Belov Insurance Company ZAO, a small insurance company in which we had acquired a controlling stake in 2001, and (2) Uglemetbank ZAO, a small bank in which we had acquired a controlling stake in 1999, to their management and other unrelated investors. These companies provided our coal companies and their employees with routine banking, finance and insurance services. The results for these businesses have been classified as discontinued operations for the years ended December 31, 2003 and 2002 in our audited consolidated financial statements.

        In August 2004, we terminated production at Mechel Zeljezara, a Croatian steel mill that produced pipes. Mechel Zeljezara's assets were acquired out of bankruptcy proceedings in March 2003. We decided to terminate production at Mechel Zeljezara due to significant increases in input costs and a persistent weakness in pipe prices. In September 2004, we concluded a termination agreement providing for the return to the seller of the Mechel Zeljezara assets, the redemption of the bank guarantee that we granted to the government of Croatia in the amount of $4.3 million and the donation of spare parts at Mechel Zeljezara in the amount of $1.8 million, in return for a waiver of any and all claims against us. See note 2(p) to our audited consolidated financial statements.

        In December 2004, we disposed of our entire shareholding in Magnitogorsk Iron & Steel Works OJSC, or MMK, for $780 million in cash. We and the purchaser also signed a mutual release agreement in which all potential claims between us, on one hand, and MMK and its other shareholders, on the other, were waived in return for an additional payment of $90 million to us.

Business Structure

  Segments

        We have organized our businesses into two segments:

  •
  the mining segment, comprising production and sale of coal (coking and steam), iron ore and nickel, which supplies raw materials to our steel business and also sells substantial amounts of raw materials to third parties; and

  •
  the steel segment, comprising production and sale of semi-finished steel products; carbon and specialty long products; carbon and stainless flat products; value-added downstream metal products including hardware, forgings and stampings; and coke and coking products.

        The table below sets forth by segment our primary mining and steel subsidiaries, presented in chronological order by date of acquisition:

Name	Location	Business	Date Control Acquired	Voting Interest(1) %
Mining Segment
Southern Kuzbass Coal Company(3)	Russia	Coking coal concentrate, steam coal, steam coal concentrate	January 1999	96.59
Sibirginsk Open Pit Mine(4)	Russia	Coking coal, steam coal, steam coal concentrate	January 1999	91.03
Krasnogorsk Open Pit Mine	Russia	Steam coal, steam coal concentrate	January 1999	88.49
Tomusinsk Open Pit Mine	Russia	Coking coal, steam coal	January 1999	74.40
Olzherassk Open Pit Mine	Russia	Coking coal, steam coal	December 1999	81.35
Kuzbass Central Processing Plant(4)	Russia	Coking coal concentrate	December 2000	95.34
Siberian Central Processing Plant(4)	Russia	Coking coal concentrate	December 2000	90.98
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	79.58
Lenin Mine	Russia	Coking coal	December 2001	78.74
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	79.70
Mechel Coal Resources	Kazakhstan	Coking coal, coking coal concentrate	December 2003	100.00
Port Posiet	Russia	Shipping	February 2004	80.04
Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and specialty long and flat steel products, forgings, coke and coking products	December 2001	92.64
Vyartsilya Metal Products Plant	Russia	Hardware	May 2002	93.35
Beloretsk Metallurgical Plant	Russia	Long steel products, hardware, limestone(2)	June 2002	90.24
Mechel Targoviste	Romania	Carbon and specialty long steel products, forgings, hardware	August 2002	81.04
Urals Stampings Plant	Russia	Stampings	April 2003	93.76
Mechel Campia Turzii	Romania	Semi-finished steel products, long steel products, hardware	June 2003	81.02
Mechel Nemunas	Lithuania	Hardware	October 2003	100.00
Izhstal	Russia	Specialty and carbon steel long products, hardware, stampings and forgings	May 2004	87.32

(1)
As of June 1, 2005. Some of our Russian subsidiaries have preferred shares outstanding which have voting rights commensurate with common shares if dividends on these shares have not been paid. We have calculated voting interest by including these preferred shares for subsidiaries where dividends have not been paid.
(2)
Our Pugachev limestone quarry is owned by Beloretsk Metallurgical Plant and is within the steel segment.
(3)
We merged Tomusinsk Group Processing Plant into Southern Kuzbass Coal Company in September 2004.
(4)
We are currently merging these subsidiaries into Southern Kuzbass Coal Company.

  Intersegment sales

        We are an integrated mining and steel group. Our mining segment supplies 100% of our steel segment's coking coal requirements, 92% of our iron requirements, and 55% of our nickel requirements. Our steel segment also supplies wires, ropes and other hardware to our mining segment for use in its day-to-day operations, as well as coke for use in the production of nickel. The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for purposes of our consolidated financial statements. For the years ended

December 31, 2004, 2003 and 2002, mining segment sales to the steel segment amounted to $323.0 million, $185.8 million and $69.6 million, respectively. For the years ended December 31, 2004, 2003 and 2002, steel segment sales to the mining segment amounted to $74.7 million, $42.3 million and $39.0 million, respectively.

        Following our acquisition of a majority stake in Korshunov Mining Plant in December 2002, our steel segment purchased a significant portion of its iron ore requirements from Korshunov Mining Plant. These purchases were priced on an arm's-length basis. We subsequently consolidated Korshunov Mining Plant in October 2003. These purchases, to the extent they date from prior to our consolidation of Korshunov Mining Plant, are not eliminated as intercompany transactions for purposes of our consolidated financial statements. Additionally, we sell Korshunov Mining Plant's products to third parties. In 2004, we sourced approximately 33% of our iron ore requirements from Korshunov Mining Plant. In 2004, in response to market conditions, we began to export iron ore concentrate to China, and increased sales to neighboring Russian steel plants, while purchasing iron ore concentrate from Russian suppliers to meet our own requirements. Due to our construction of a sinter plant at Chelyabinsk Metallurgical Plant and the high prices for domestic sales of iron ore concentrate, we expect that our export of iron ore concentrate will decrease, and most of our iron ore concentrate production will be supplied to the sinter plant at Chelyabinsk Metallurgical Plant.

Summary of Acquisitions

        We have sought to develop an integrated mining and steel business through the purchase of under-performing assets which we believe offer significant upside potential, particularly as we implement improvements in working practices and operational methods. Pending the implementation of these practices and our other integration strategies, our margins are initially adversely affected after each acquisition.

        Following is a summary of the terms of acquisition of our primary mining and steel subsidiaries and significant investments since 2001. Each of the acquisitions was accounted for using the purchase method of accounting, so the results of operations of each acquired business are included in our consolidated income statements since their respective dates of acquisition of control. In certain cases where we acquired our interest in these businesses over a period of time and thus control was not acquired until subsequent acquisitions of shares, until such controlling stake was acquired, these businesses were accounted for using the equity method of accounting or at cost, as appropriate. Our results of operations for the periods presented herein are thus not comparable from period to period due to these acquisitions and their accounting treatment.

  •
  Chelyabinsk Metallurgical Plant.  Chelyabinsk Metallurgical Plant is an integrated blast furnace and BOF/EAF steel mill that produces coke, semi-finished and rolled carbon and specialty steel products and forgings. Glencore International, an international trading company, which is currently one of our biggest customers, acquired a 65.1% stake in Chelyabinsk Metallurgical Plant during its privatization by the Russian government in 1992. In December 2001, we acquired Glencore's stake in Chelyabinsk Metallurgical Plant. We have subsequently purchased shares on the secondary market to increase our stake in Chelyabinsk Metallurgical Plant to 92.6%. We have paid a total of $211.6 million for our current stake in Chelyabinsk Metallurgical Plant.

  •
  Southern Urals Nickel Plant.  Southern Urals Nickel Plant operates two open-pit nickel mines and a nickel processing facility. Southern Urals Nickel Plant was privatized by the Russian government in 1993. We acquired a 46.0% stake in Southern Urals Nickel Plant in September 2001 and increased that stake to a controlling stake in December 2001. We have subsequently purchased shares on the secondary market to increase our stake in Southern Urals

    Nickel Plant to 79.6%. We have paid a total of $10.0 million for our current stake in Southern Urals Nickel Plant.

  •
  Lenin Mine.  Lenin Mine produces coking coal. Lenin Mine was privatized by the Russian government in 1993. We acquired a 26.9% stake in Lenin Mine through market purchases beginning from 1997. We acquired another 25% stake as a result of our acquisition of Mezhdurechensk Coal Company in December 2001 from the Russian government. We subsequently merged Mezhdurechensk Coal Company into Southern Kuzbass Coal Company. We have subsequently purchased shares on the secondary market to increase our stake in Lenin Mine to 78.7%. We have paid a total of $0.3 million for our current stake in Lenin Mine.

  •
  Vyartsilya Metal Products Plant.  Vyartsilya Metal Products Plant is a hardware plant that produces wire, nails and steel nets. Vyartsilya Metal Products Plant was formed in June 1996 as a spin-off from Vyartsilya Metal Products Plant OAO, which was privatized by the Karelian government in 1994. We acquired a 88.1% stake in Vyartsilya Metal Products Plant from employee-shareholders in May 2002. We have subsequently purchased shares on the secondary market to increase our stake in Vyartsilya Metal Products Plant to 93.4%. We have paid a total of $0.1 million for our current stake in Vyartsilya Metal Products Plant.

  •
  Beloretsk Metallurgical Plant.  Beloretsk Metallurgical Plant is a hardware plant that produces wire rod and a broad range of hardware. Beloretsk Metallurgical Plant was privatized by the Bashkir government in 1994. We acquired a 33.3% stake in Beloretsk Metallurgical Plant from third parties in 2001, and increased our stake to a controlling interest in June 2002. In November 2003, we acquired another 29.4% stake in Beloretsk Metallurgical Plant from the regional government, and in March 2004, we acquired another 9.7% stake in Beloretsk Metallurgical Plant, bringing our total stake to 90.2%. Beloretsk Metallurgical Plant also owns the Pugachev limestone quarry. We paid a total of $15.2 million for our current stake in Beloretsk Metallurgical Plant. The regional government has a golden share in Beloretsk Metallurgical Plant, giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors.

  •
  Mechel Targoviste.  Mechel Targoviste is a Romanian steel mill that produces long products and forgings. We acquired a 79.7% stake in Mechel Targoviste from the Romanian government in August 2002. At the time we acquired Mechel Targoviste, it was in bankruptcy proceedings. The consideration consisted of $3.5 million in cash and a commitment on our part to invest $21.1 million in the modernization of the plant, upgrade of its capacity over five years and environmental protection, as well as a commitment to maintain its workforce level for five years. Under the transaction documents, our stake in Mechel Targoviste is pledged to the Romanian government and is gradually releases as we fulfill our commitments. As a result of our fulfillment of these commitments, our stake in Mechel Targoviste has increased to 81.0%. We have paid a total of $5.8 million for our current stake in Mechel Targoviste.

  •
  Urals Stampings Plant.  Urals Stampings Plant is Russia's largest producer of stampings from specialty steel and heat-resistant titanium alloys for the aerospace, power and other industries. Urals Stampings Plant was privatized by the Russian government in 1993. We acquired a 93.8% stake in Urals Stampings Plant from third parties in April 2003 for $11.3 million in cash.

  •
  Mechel Campia Turzii.  Mechel Campia Turzii is a Romanian steel mill that produces rolled products and hardware, including wires, ropes and nails. We acquired a 73.4% stake in Mechel Campia Turzii from the Romanian government in June 2003. The consideration consisted of $2.8 million in cash and a commitment on our part to invest $19.0 million in the modernization of the plant and upgrade of its capacity over five years, a commitment to spend $3.6 million in environmental protection, as well as a commitment to maintain its workforce level for five years. In connection with the acquisition, certain debt of Mechel Campia Turzii was converted into shares, and we subsequently acquired these shares for $1.3 million, increasing our stake to 79.8%. Under the transaction documents, our stake in Mechel Campia Turzii is pledged to the Romanian government until we fulfill our commitments. As a result of our fulfillment of these commitments, our stake in Mechel Campia Turzii has increased to 81.0%. We have paid a total of $11.5 million for our current stake in Mechel Campia Turzii.

  •
  Mechel Nemunas.  Mechel Nemunas is a Lithuanian hardware plant that produces wire, calibrated steel products, nails, rods and nets. We acquired a 75.1% stake in Mechel Nemunas for $4.0 million in cash in October 2003. From November to December 2003, we acquired the remaining 24.9% stake in Mechel Nemunas for $1.0 million in cash.

  •
  Korshunov Mining Plant.  Korshunov Mining Plant operates three surface iron ore mines and an iron ore concentrating plant. Korshunov Mining Plant was privatized by the local government in 1993. We acquired a 62.5% interest in Korshunov Mining Plant in December 2002 when it was in bankruptcy proceedings. In September 2003, a court approved a debt settlement plan. We recorded our investment in Korshunov Mining Plant at cost until we acquired control in October 2003, and have consolidated its results since that time. We have subsequently purchased shares on the secondary market to increase our stake in Korshunov Mining Plant to 79.7%. We have paid a total of $132.8 million (including loans and advances) for our current stake in Korshunov Mining Plant.

  •
  Mechel Coal Resources.  Mechel Coal Resources is a newly-formed Kazakh company holding our Kazakh coal assets. It consists of (1) the assets of Coal Washing Factory-38, a coal washing plant, which we acquired in December 2003 for $1.0 million in cash and $1.0 million in assumed debt; and (2) the assets of K.O. Gorbachev Mine, an underground coal mine primarily producing coking coal, which we acquired in May 2004 for $1.6 million in cash. We have paid a total of $7.7 million for the assets of Mechel Coal Resources.

  •
  Port Posiet.  Port Posiet is located in Russia's Far East on the Sea of Japan. We acquired an 80.0% stake in Port Posiet for $30.0 million in cash in February 2004.

  •
  Izhstal.  Izhstal is a Russian specialty steel plant which produces rolled products, hardware, stampings and forgings. We acquired a 62.3% stake in Izhstal for $25.3 million in cash in February through December 2004. In April 2005 we acquired an additional 25.0% stake in Izhstal for approximately $15.7 million in cash, increasing our current stake to 87.3%. The regional government has a golden share in Izhstal, giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors.

  •
  Yakutugol.  Yakutugol, located in eastern Siberia, extracts predominantly coking coal, as well as steam coal, in open pit and underground mines. We acquired a blocking minority stake of 25% plus one share for $411.2 million in January 2005.

  •
  Port Kambarka.  Port Kambarka is located in Kama in the Republic of Udmurtia, and processed 207,000 tonnes of cargo, mostly ore, iron ore concentrate and coal, in 2004. We acquired a 90.4% stake in Port Kambarka in April 2005 while Port Kambarka was in bankruptcy proceedings. The bankruptcy proceedings were terminated in May 2005, and we paid $3.4 million in cash for this stake in June 2005.

        The acquisition of Chelyabinsk Metallurgical Plant in December 2001, an integrated steel mill with its own coking batteries, was our most significant steel acquisition and it is the center of our steel segment operations. Prior to its acquisition, we were primarily a coal mining and trading company. In the year of its acquisition, we had been running Chelyabinsk Metallurgical Plant on a contract basis, our trading operations had been selling Chelyabinsk Metallurgical Plant's products and we had supplied it with most of its coking coal requirements, so we were already familiar with its operations and customers. The addition of Beloretsk Metallurgical Plant in June 2002, a market leader in hardware in

Russia and whose products our trading operations had been selling prior to its acquisition, significantly expanded our presence in this product category, and this presence was also bolstered by our acquisition of Vyartsilya Metal Products Plant in May 2002. Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant are supplied with semi-finished steel by Chelyabinsk Metallurgical Plant. Our downstream product mix was also further widened by the purchase of Urals Stampings Plant in April 2003, which uses Chelyabinsk Metallurgical Plant's specialty steel to make value-added stampings. We further solidified our presence in the Russian specialty steel market by the acquisition of Izhstal in May 2004. Additionally, our Romanian acquisitions, Mechel Targoviste in August 2002, Mechel Campia Turzii in June 2003 and Mechel Nemunas in October 2003, marked our expansion outside Russia. Mechel Targoviste produces specialty long products and Mechel Campia Turzii and Mechel Nemunas produce hardware. Mechel Nemunas is supplied with semi-finished steel from our Russian operations.

        On September 14, 2004, Mechel Trading, Mechel Zeljezara, and Zeljezara Sisak, concurrently concluded two agreements relating to the operations acquired by Mechel Zeljezara from Zeljezara Sisak. Pursuant to the first agreement, Zeljezara Sisak, the seller, assigned its rights and obligations under the original asset purchase agreement to the Croatian Privatization Fund. Pursuant to the second agreement, all parties terminated the original purchase agreement, subject to the following conditions: (1) transfer by Mechel Zeljezara to the Croatian Privatization Fund of the assets acquired by Mechel Zeljezara and the employees of the plant; (2) donation by Mechel Zeljezara of spare parts in the amount of $1,798 to the Croatian Privatization Fund; (3) the redemption by the Croatian government of a bank guarantee given to it pursuant to the original purchase agreement in the amount of $4,316; and (4) waiver of any and all claims against Mechel Trading and Mechel Zeljezara. The Group has started accounting for Mechel Zeljezara as discontinued operations from September 14, 2004. Mechel Zeljezara is currently in liquidation, which is expected to be concluded in August 2005. The results of operations of Mechel Zeljezara were included in the consolidated financial statements from the date of acquisition, March 17, 2003.

        Within the mining segment, our acquisitions of Southern Urals Nickel Plant in December 2001 and Korshunov Mining Plant in October 2003 added ferronickel and iron ore concentrate production to our mining segment, and provided us with the ability to internally source a substantial portion of our raw material needs. Mechel Coal Resources represents the expansion of our mining operations beyond Russia, focusing on the coal-rich regions of Kazakhstan. It consists of a coal washing plant and an underground coal mine producing primarily coking coal.

Results of Operations

        The following table sets forth our income statement data for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004		2003		2002
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Revenue, net	3,635,955	100.0	2,028,051	100.0	1,314,149	100.0
Cost of goods sold	(2,225,088)	(61.2)	(1,422,987)	(70.2)	(947,527)	(72.1)

Gross margin	1,410,867	38.8	605,064	29.8	366,622	27.9
Selling, distribution and operating expenses	(660,060)	(18.2)	(407,383)	(20.1)	(277,478)	(21.1)

Operating income	750,807	20.6	197,681	9.7	89,144	6.8
Other income and expense, net	794,288	21.9	(21,555)	(1.1)	(18,083)	(1.4)

Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principle	1,545,095	42.5	176,126	8.6	71,061	5.4
Income tax expense	(175,776)	(4.8)	(47,759)	(2.3)	(2,653)	(0.2)
Minority interest in loss (income) of subsidiaries	(11,673)	(0.3)	18,979	0.9	10,433	0.8

Income from continuing operations	1,357,646	37.3	147,346	7.2	78,841	6.0
Loss from discontinued operations, net of tax	(15,211)	(0.4)	(5,790)	(0.3)	(1,835)	(0.1)
Extraordinary gain, net of tax	271	0.00	5,740	0.3	1,388	0.1
Changes in accounting principle, net of tax	—	—	(3,788)	(0.2)	10,859	0.8

Net income	1,342,706	36.9	143,508	7.0	89,253	6.8

  Year ended December 31, 2004, compared to year ended December 31, 2003

  Revenues

        Consolidated revenues increased by $1,607.9 million, or 79.3%, to $3,636.0 million in the year ended December 31, 2004, from $2,028.1 million in the year ended December 31, 2003. The following table sets out revenues by segment.

	Year ended December 31,
Revenues by segment
	2004	2003
	(in thousands of U.S. dollars)
Mining segment
To third parties	878,417	413,943
To steel segment	322,992	185,813

Total	1,201,409	599,756

Steel segment
To third parties	2,757,538	1,614,108
To mining segment	74,651	42,250

Total	2,832,189	1,656,358

Eliminations	397,643	228,063

Consolidated revenues	3,635,955	2,028,051

% from mining segment	24.2	20.4
% from steel segment	75.8	79.6

  Mining segment

        Our total mining segment sales in the year ended December 31, 2004, increased by $601.7 million, or 100.3%, to $1,201.4 million from $599.8 million in the year ended December 31, 2003.

        Coking coal concentrate sales to third parties increased by $222.0 million, or 123.2%, primarily due to price increases, as well as to a 30.1% increase in sales volume. Coking coal concentrate supplied to the steel segment increased by $96.4 million, or 70.1%, primarily as a result of an increase in the price of coking coal concentrate. Steam coal and steam coal concentrate sales to third parties increased by $91.0 million, or 76.4%, primarily due to price increases.

        Nickel sales to third parties increased by $28.0 million, or 34.9%, primarily due to price increases.

        We recorded iron ore sales in the mining segment beginning in October 2003 with our consolidation of Korshunov Mining Plant. For the year ended December 31, 2004, sales to third parties amounted to $113.8 million and supplies to the steel segment amounted to $52.8 million, for a total of $166.7 million, and the net increase in sales of iron ore was $138.3 million.

        Other sales increased by $29.8 million, consisting primarily of transportation, blasting and municipal services.

        These increases in mining products sales were partly offset by a decrease of $5.7 million in nickel supplied to the steel segment.

        Excluding intersegment sales, export sales were 67.1% of mining segment sales in the year ended December 31, 2004, compared to 45.13% in the year ended December 31, 2003. The increase in the proportion of our export sales was due to higher export prices in relation to domestic prices (the weighted average export price of our mining products increased by $19.4 per tonne, whereas the weighted average domestic price of our mining products increased by $14.0 per tonne), as well as increased export volume levels in response to the higher export prices.

  Steel segment

        Our steel segment revenues increased by $1,175.8 million, or 71.0%, to $2,832.2 million in the year ended December 31, 2004, from $1,656.4 million in the year ended December 31, 2003. The increase in steel segment revenues is primarily explained by the following increases:

  •
  Rebar sales increased by $220.7 million, or 61.5%, due to price increases, and wire rod sales increased by $123.2 million, or 70.5%, due to price increases.

  •
  Sales of semi-finished products increased by $336.4 million, or 340.0%, of which 61.3% was due to volume increases and 38.7% was due to price increases.

  •
  Hardware sales were higher by $108.7 million, or 70.6%, including an increase in wire sales of $74.3 million, or 71.7%, an increase in rope sales of $22.6 million, or 83.7%, and an increase in nails and other hardware sales of $11.8 million, or 50.4%, of which 73.2% was due to volume increases and 26.8% was due to price increases.

  •
  Sales of carbon and low-alloy flat products increased by $49.6 million, or 55.4%, due to price increases.

  •
  Sales of stainless and alloyed long products increased by $19.9 million, or 30.2%, due to price increases exceeding volume decreases.

  •
  Carbon and low-alloyed long product sales grew by $73.3 million, or 48.6%, mostly as a result of price increases.

  •
  Forgings and forged alloy sales increased by $29.4 million, or 32.1%, due to price increases.

  •
  Sales of coke and coking products to third parties increased by $14.0 million, or 31.3%, and sales to the mining segment, which uses coke in the production of nickel, grew by $32.4 million, or 88.3%, in both cases primarily as a result of substantial increases in the price of coke which was partly offset by a decrease in sales.

  •
  Pig iron sales increased by $21.9 million, or 142.2%, primarily as a result of price increases.

  •
  Stainless flat product sales increased by $10.9 million, or 13.0%, mostly due to price increases exceeding volume decreases.

  •
  Sales of other products and services, mainly products of third parties, increased by $128.0 million.

        In addition to the above, the following increases were related to acquisitions:

  •
  Revenues at Urals Stampings Plant for the first three months of 2004, Mechel Campia Turzii for the first five months of 2004 and Mechel Nemunas for the first nine months of 2004, which are not included in the comparative analysis by product above, amounted to $91.1 million.

  •
  Revenues at Izhstal for the year ended December 31, 2004, amounted to $149.5 million.

        These increases in steel products sales were offset by sales decreases as follows:

  •
  Sales of MMK products in the year ended December 31, 2004 amounted to $26.4 million, which is a decrease of $196.7 million compared to $223.1 million in the year ended December 31, 2003. This decrease was the result of our termination in January 2004 of purchasing MMK steel products.

  •
  Trading sales of iron ore from Korshunov Mining Plant in the year ended December 31, 2003, amounted to $36.5 million and were included in steel segment sales until its consolidation in October 2003; in 2004 its revenues are being reflected in the mining segment.

        Excluding intersegment sales, export sales were 49.7% of steel segment sales in the year ended December 31, 2004, compared to 44.4% in the year ended December 31, 2003. The increase in the proportion of our export sales was largely due to relatively higher growth in our export sales volumes compared to domestic sales volumes in 2004.

  Cost of goods sold and gross margin

        Consolidated cost of goods sold was 61.2% of consolidated revenues in the year ended December 31, 2004, as compared to 70.2% of consolidated revenues in the year ended December 31, 2003, resulting in an increase in the consolidated gross margin percentage in the year ended December 31, 2004, to 38.8% from 29.8% in the year ended December 31, 2003. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the year ended December 31, 2004 and 2003, including as a percentage of segment revenues.

	Year ended December 31, 2004		Year ended December 31, 2003
Cost of goods sold and gross margin by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	557,251	46.4	420,736	70.2
Gross margin	644,158	53.6	179,020	29.9
Steel segment
Cost of goods sold	2,065,480	72.9	1,230,314	74.3
Gross margin	766,709	27.1	426,044	25.7

  Mining segment

        Mining segment cost of goods sold increased by $136.5 million, or 32.4%, to $557.3 million in the year ended December 31, 2004, from $420.7 million in the year ended December 31, 2003. Mining segment gross margin percentage increased from 29.9% in the year ended December 31, 2003, to 53.6% in the year ended December 31, 2004. The improvement in the mining segment's gross margin was attributable to a substantial increase in the average sales price of coal and nickel, which increased by 77.6% and 44.4%, respectively.

  Steel segment

        Steel segment cost of goods sold increased by $835.2 million, or 67.9%, to $2,065.5 million in the year ended December 31, 2004, from $1,230.3 million in the year ended December 31, 2003. Steel segment cost of goods sold was 72.9% of segment revenues, as compared to 74.3% in the year ended December 31, 2003.

  Selling, distribution and operating expenses

        Selling, distribution and operating expenses increased by $252.7 million, or 62.0%, to $660.1 million in the year ended December 31, 2004, from $407.4 million in the year ended December 31, 2003. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 18.2% in the year ended December 31, 2004, as compared to 20.1% in the year ended December 31, 2003. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the year ended December 31, 2004 and 2003, including as a percentage of segment revenues.

	Year ended December 31, 2004		Year ended December 31, 2003
Selling, distribution and operating expenses by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	160,578	13.4	61,546	10.3
Taxes other than income tax	27,140	2.3	12,105	2.0
Accretion expense	1,137	0.1	1,677	0.3
Provision for doubtful accounts	(3,323)	(0.3)	76	0.0
General, administrative and other operating expenses	74,568	6.2	40,166	6.7

Total	260,100	21.7	115,570	19.3

Steel segment
Selling and distribution expenses	206,933	7.3	152,432	9.2
Taxes other than income tax	42,145	1.5	32,611	2.0
Accretion expense	944	0.0	756	0.0
Provision for doubtful accounts	(4,536)	(0.2)	8,980	0.5
General, administrative and other operating expenses	154,471	5.5	97,035	5.9

Total	399,957	14.1	291,814	17.6

  Mining segment

        Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased as a percentage of mining segment revenues from 10.3% in the year ended December 31, 2003, to 13.4% in the year ended December 31, 2004, primarily as a result of an increase in our export sales with higher cost of transportation than domestic sales, partly offset by the increased use of our own railway freight and forwarding company for our transportation needs, which we established in the end of 2002.

        Taxes other than income tax increased by $15.0 million, or 124.2%, from $12.1 million in the year ended December 31, 2003, to $27.1 million in the year ended December 31, 2004. Property and land taxes increased by $11.7 million due to an increase in the land tax base and property tax base (as a result of putting into operation new fixed assets).

        Provision for doubtful accounts decreased by $3.4 million, from $0.08 million in the year ended December 31, 2003, to $(3.3) million in the year ended December 31, 2004, due to recoveries and an improvement in the aging of the accounts receivable as of the respective period ends.

        General, administrative and other expenses increased by $34.4 million, or 85.7%, to $74.6 million in the year ended December 31, 2004, from $40.2 million in the year ended December 31, 2003, representing a decrease as a percentage of segment revenues from 6.7% to 6.2%. Salaries and related social taxes increased by $10.3 million, social expenses (including pension) increased by $11.1 million, legal and consulting fees, and insurance services increased by $2.5 million. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $3.9 million, and depreciation increased by $1.1 million. The increase in salaries and social expenses was primarily due to the acquisition of Korshunov Mining Plant in October 2003 and salary increases at our coal companies. Other expenses, including penalties for delays in deliveries of finished goods, security expenses and other expenses, increased by $5.4 million.

  Steel segment

        Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased as a percentage of steel segment revenues from 9.2% in the year ended December 31, 2003, to 7.3% in the year ended December 31, 2004, primarily as a result of the increasing use of our own railway freight and forwarding company for our transportation needs, which we established at the end of 2002.

        Taxes other than income tax includes property and land taxes, and other taxes. These amounted to $42.1 million in the year ended December 31, 2004, an increase of $9.5 million, or 29.2%, from $32.6 million in the year ended December 31, 2003. As a percentage of segment revenues, these taxes declined from 2.0% to 1.5%. Property and land taxes amounted to $23.8 million in the year ended December 31, 2004, an increase of $5.4 million, or 29.5%, from $18.4 million in the year ended December 31, 2003, due to an increase in the property tax base (as a result of putting into operation new fixed assets and the acquisition of Izhstal).

        Provision for doubtful accounts decreased by $13.5 million from $9.0 million in the year ended December 31, 2003, to $(4.5) million in the year ended December 31, 2004, due to recoveries and an improvement in the aging of the accounts receivable as of the respective period ends.

        General, administrative and other expenses, which consisted of payroll and related social taxes, depreciation, rent and maintenance, legal and consulting expenses, office expenses and other expenses, increased by $57.4 million, or 59.2%, to $154.5 million in the year ended December 31, 2004, from $97.0 million in the year ended December 31, 2003, and decreased as a percentage of segment revenues from 5.9% in the year ended December 31, 2003, to 5.5% in the year ended December 31, 2004. Payroll and related social taxes increased by $15.0 million, half of which was due to the acquisition of Izhstal. Social expenses (including pension) increased by $12.2 million. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $10.7 million. Professional expenses, which include audit, accounting, legal and engineering fees, and insurance services increased by $2.9 million. Other expenses, including insurance of top management, penalties for delays in deliveries of finished goods, security expenses and other expenses, increased by $16.6 million.

  Operating income

        Operating income increased by $552.8 million, or 279.7%, to $750.5 million in the year ended December 31, 2004, from $197.7 million in the year ended December 31, 2003. Operating income as a percentage of consolidated revenues increased from 9.7% in the year ended December 31, 2003, to 20.6% in the year ended December 31, 2004, due to the substantial improvement in the gross margin percentage and the relatively stable selling, distribution and operating expenses compared to growth in consolidated revenues.

        The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year ended December 31, 2004		Year ended December 31, 2003
Operating income by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment	384,053	32.0	63,450	10.6
Steel segment	366,754	12.9	134,230	8.1

  Mining segment

        Mining segment operating income in the year ended December 31, 2004, increased by $320.6 million, or 505.3%, to $384.1 million from $63.5 million in the year ended December 31, 2003. Operating margin percentage increased from 10.6% to 32.0% due to significant growth in segment gross margin, partly offset by growth in selling, distribution and operating expenses.

  Steel segment

        Steel segment operating income in the year ended December 31, 2004, increased by $232.5 million, or 173.2%, to $366.8 million from $134.2 million in the year ended December 31, 2003. Operating margin percentage increased from 8.1% to 12.9% due to the increase in the gross margin percentage and the decrease in selling, distribution and operating expenses compared to the growth in segment revenues.

  Other income and expense, net

        Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the year ended December 31, 2004 and 2003, including as a percentage of sales:

	Year ended December 31, 2004		Year ended December 31, 2003
Other income and expense, net	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Income (loss) from equity investees	4,621	0.1	1,221	0.1
Interest income	2,375	0.1	2,274	0.1
Interest expense	(51,409)	(1.4)	(48,516)	(2.4)
Other income, net	836,817	23.0	26,333	1.3
Foreign exchange gain (loss)	1,884	0.1	(2,867)	(0.1)

Total	794,288	21.9	(21,555)	(1.1)

        The income from equity investees in the year ended December 31, 2003, was related to investees of Southern Kuzbass Coal Company. Most of the income from equity investees in the year ended December 31, 2004, related to Mechel Energy AG, and also included income from investees of Southern Kuzbass Coal Company.

        Interest income increased by $0.01 million to $2.4 million in the year ended December 31, 2004, from $2.3 million in the year ended December 31, 2003. Our businesses earned interest income on the cash balances held with financial institutions. Interest expense increased by $2.9 million, or 6.0%, to $51.4 million in the year ended December 31, 2004, from $48.5 million in the year ended December 31, 2003. This increase related to an increase in short-term debt and long-term debt partly offset by a reduction in interest rates, as well as to interest expense on debt of acquired businesses of $0.9 million.

        In the year ended December 31, 2004, we recorded other income of $836.8 million, primarily consisting of the following: net profit from the sale of our shareholding in MMK for $800.0, gains of $18.3 million from fines and penalties forgiven due to the timely payment of restructured prior period taxes and social charges (see note 14 to our audited consolidated financial statements), a loss of $2.0 million on the sale of promissory notes, a gain of $2.4 million from dividends received, and net gain of $18.1 million on other sales and other expenses.

        In the year ended December 31, 2004, foreign exchange gain was $1.9 million, as compared to a loss of $2.9 million in the year ended December 31, 2003.

  Income tax expense

        Income tax expense increased by $128.0 million to $175.8 million in the year ended December 31, 2004, from $47.8 million in the year ended December 31, 2003, and our effective tax rate decreased to 11.4% from 27.1%. The decrease in the effective tax rates is due primarily to an increase of our income being generated in jurisdictions having lower tax rates.

  Minority interest

        Minority interest in income of subsidiaries amounted to $11.7 million in the year ended December 31, 2004, compared to a minority interest in losses of subsidiaries of $19.0 million in the year ended December 31, 2003. Minority interest in income of subsidiaries in the current period consisted primarily of the share of minority shareholders in the net income of Chelyabinsk Metallurgical Plant and our coal subsidiaries in the amount of $16.5 million, partly offset by the share of minority shareholders in the net losses of Beloretsk Metallurgical Plant, Mechel Targoviste, Campia Turzii, and Izhstal. Minority interest in losses of subsidiaries in 2003 consisted primarily of the share of minority shareholders in the net losses of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Mechel Targoviste in the amount of $18.3 million.

  Income from continuing operations

        Income from continuing operations in the year ended December 31, 2004, was $1,357.6 million, compared to $147.3 million in the year ended December 31, 2003, as a result of the factors explained above.

  Loss from discontinued operations

        We recognized a loss of $5.8 million in 2003 as a result of discontinued operations and loss on disposal of our interests in Uglemetbank, a Russian bank providing banking services to our coal subsidiaries, and Belov Insurance Company, an insurance company providing life and property insurance to our coal subsidiaries, which we had committed to discontinue and sell as of December 31, 2002. Since we have started accounting for Mechel Zeljezara as discontinued operations, $3.4 million of loss was recognized as loss from discontinued operations in 2003 (see note 2(p) to our audited consolidated financial statements). Loss from discontinued operations incurred in 2004 was $15.2 million, all related to Mechel Zeljezara.

  Extraordinary gain

        In accordance with SFAS No. 141 and SFAS No. 142, the excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amount of $5.7 million which was related to the acquisitions of minority interests in Mechel Campia Turzii in June 2003 was recorded as extraordinary gain, net of tax, in 2003. In 2004, gain in the amount of $0.3 million arose for the reasons set above and was related to the acquisitions of minority interests in Krasnogorsk Open Pit Mine on different dates from October 12 through December 30, 2004.

  Changes in accounting principle

        Upon adoption of SFAS No. 143 on January 1, 2003, we recorded approximately $3.8 million, including tax benefit, as a charge to cumulative effective changes in accounting principles. See note 20 to our audited consolidated financial statements.

  Net income

        For the reasons set forth above, our net income increased in the year ended December 31, 2004, by $1,199.2 million, or 835.6%, from $143.5 million in the year ended December 31, 2003, to $1,342.7 million in the year ended December 31, 2004.

  Year ended December 31, 2003, compared to year ended December 31, 2002

  Revenues

        Consolidated revenues increased by $713.9 million, or 54.3%, to $2,028.1 million in 2003, from $1,314.1 million in 2002. The following table sets out revenues by segment.

	Year ended December 31,
Revenues by segment
	2003	2002
	(in thousands of U.S. dollars)
Mining segment
To third parties	413,943	302,612
To steel segment	185,813	69,604

Total	599,756	372,216

Steel segment
To third parties	1,614,108	1,011,537
To mining segment	42,250	39,017

Total	1,656,358	1,050,554

Eliminations	228,063	108,621

Consolidated revenues	2,028,052	1,314,149

% from mining segment	20.4	23.0
% from steel segment	79.6	77.0

  Mining segment

        Our total mining segment sales in 2003 increased by $227.5 million, or 61.1%, to $599.8 million from $372.2 million in 2002.

        Coking coal concentrate sales to third parties increased by $56.3 million, or 45.5%, primarily due to price increases, as well as to an 11.1% increase in sales volume. Coking coal concentrate supplied to the steel segment increased by $97.9 million, or 247.1%, as coke production at Chelyabinsk Metallurgical Plant more than doubled. Steam coal and steam coal concentrate sales increased by $18.5 million, or 18.3%, primarily due to price increases.

        Nickel sales to third parties increased by $28.7 million, or 55.8%, as volumes and prices increased. Nickel supplied to the steel segment increased by $10.0 million, or 33.4%, primarily due to price increases.

        We recorded iron ore concentrate sales in the mining segment beginning in October 2003 with our consolidation of Korshunov Mining Plant, with sales to third parties of $20.1 million, and supplies to the steel segment of $8.3 million, for a total increase of $28.4 million.

        These increases in mining products sales were partly offset by a decrease of $12.6 million in other products and services sales, consisting primarily of transportation, blasting and municipal services, as well as sales of energy.

        Excluding intersegment sales, export sales were 45.1% of mining segment sales in 2003, compared to 49.6% in 2002.

  Steel segment

        Our steel segment revenues in 2003 increased by $605.8 million, or 57.7%, to $1,656.4 million from $1,050.6 million in 2002. The increase in steel segment revenues is primarily explained by the following increases:

  •
  Rebar sales increased by $102.8 million, or 49.1%, due to price increases, and wire rod sales increased by $60.2 million, or 53.7%, due to price increases and particularly as a result of sharp increases in prices for the higher-quality wire rod we produce at Beloretsk Metallurgical Plant.

  •
  Hardware sales were higher by $50.7 million, or 71.2%, including an increase in wire sales of $32.1 million, or 60.5%, due to volume increases, and an increase in rope sales of $10.3 million, or 80.9%, due to price increases.

  •
  Sales of carbon and low-alloy flat products increased by $41.2 million, or 85.6%, primarily due to price increases, particularly as a result of an increase in the proportion of our export sales of these products.

  •
  Trading sales of iron concentrate ore from Korshunov Mining Plant prior to its consolidation in October 2003 increased by $34.8 million, which after consolidation are being reflected in the mining segment.

  •
  Sales of stainless and alloyed long products increased by $23.5 million, or 61.1%, primarily due to volume increases.

  •
  Carbon and low-alloyed long product sales grew by $20.4 million, or 22.6%, mostly as a result of price increases, as well as an increase in export volumes. A decrease in domestic sales volumes was offset by price increases.

  •
  Stainless flat product sales were higher by $14.2 million, or 20.5%, due to price increases.

  •
  Forgings and forged alloy sales increased by $11.9 million, or 54.9%, primarily as a result of volume increases.

  •
  Sales of coke and coking products to third parties increased by $10.1 million, or 29.3%, and sales to the mining segment, which uses coke in the production of nickel, grew by $13.5 million, or 58.2%, in both cases primarily as a result of substantial increases in the price of coke.

  •
  Sales of carbon and low-alloyed forgings increased by $7.6 million, or 47.9%, as a result of increases in both volumes and prices.

  •
  Pig iron sales increased by $5.7 million, or 59.4%, primarily as a result of price increases.

  •
  Sales of MMK products increased by $68.2 million, or 44.0%, primarily as a result of price increases. We purchased hot-rolled and cold-rolled plates and coils and galvanized sheets from MMK for resale internationally through our trading subsidiary, Mechel Trading.

        In addition to the above, the following increases were related to acquisitions:

  •
  Revenues at Urals Stampings Plant, Mechel Campia Turzii and Mechel Nemunas, which were acquired in April, June and October 2003, respectively, amounted to $79.3 million.

  •
  Revenues at Vyartsilya Metal Products Plant for the first four months of 2003 and Mechel Targoviste for the first seven months of 2003, which are not included in the comparative analysis by product above, amounted to $96.4 million.

        These increases in steel products sales were offset by sales decreases as follows:

  •
  Sales of steel products to our mining segment decreased by $10.3 million as compared to the previous year.

  •
  Sales of semi-finished products to Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Urals Stampings Plant in 2002 in the amount of $36.7 were no longer reflected as sales in 2003 due to their acquisition.

        Excluding intersegment sales, export sales were 44.4% of steel segment sales in 2003, compared to 50.8% in 2002. The decrease in the proportion of our steel segment sales represented by export sales was due to increases in domestic prices in relation to export prices.

  Cost of goods sold and gross margin

        Consolidated cost of goods sold was 70.2% of consolidated revenues in 2003, as compared to 72.1% of consolidated revenues in 2002, resulting in an increase in the consolidated gross margin percentage in 2003 to 29.8% from 27.9% in 2002. The table below sets forth cost of goods sold and gross margin by segment for 2003 and 2002, including as a percentage of segment revenues.

	Year ended December 31, 2003		Year ended December 31, 2002
Cost of goods sold and gross margin by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	420,736	70.2	254,667	68.4
Gross margin	179,020	29.8	117,549	31.6
Steel segment
Cost of goods sold	1,230,314	74.3	801,481	76.3
Gross margin	426,044	25.7	249,073	23.7

  Mining segment

        Mining segment cost of goods sold increased by $166.0 million, or 65.2%, to $420.7 million in 2003 from $254.7 million in 2002. Mining segment gross margin percentage decreased from 31.6% in 2002 to 29.8% in 2003. The deterioration in the mining segment gross margin percentage was attributable to a 51.2% increase in the price of coke which, although supplied by our steel segment, is transferred to the mining segment (for the production of nickel) at market-based prices.

  Steel segment

        Steel segment cost of goods sold increased by $428.8 million, or 53.5%, to $1,230.3 million in 2003, from $801.5 million in 2002. Steel segment cost of goods sold was 74.3% of segment revenues, as compared to 76.3% in 2002. The improvement in the steel segment's gross margin was primarily attributable to an increase in the average sales price and partly related to improvements in our working practices and operational methods. These improvements were partially offset by our acquisitions of under-performing steel plants in Eastern Europe. As we integrate these acquisitions and continue to introduce improvements in working practices and operational methods, we expect this average gross margin to improve.

  Selling, distribution and operating expenses

        Selling, distribution and operating expenses increased by $129.9 million, or 46.8%, to $407.4 million in 2003 from $277.5 million in 2002. As a percentage of consolidated revenues, selling,

distribution and operating expenses decreased to 20.1% in 2003, as compared to 21.1% in 2002. The table below sets forth these costs by segment for 2003 and 2002, including as a percentage of segment revenues.

	Year ended December 31, 2003		Year ended December 31, 2002
Selling, distribution and operating expenses by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	61,546	10.3	39,073	10.5
Taxes other than income tax	12,105	2.0	8,915	2.4
Goodwill impairment	—	0.0	7,219	1.9
Provision for doubtful accounts	76	0.0	846	0.2
General, administrative and other operating expense	41,843	7.0	27,084	7.3

Total	115,570	19.3	83,137	22.3

Steel segment
Selling and distribution expenses	152,432	9.2	129,033	12.3
Taxes other than income tax	32,612	1.9	21,457	2.0
Goodwill impairment	—	0.0	—	0.0
Provision for doubtful accounts	8,980	0.5	2,776	0.3
General, administrative and other operating expense	97,792	5.9	41,075	3.9

Total	291,814	17.6	194,341	18.5

  Mining segment

        Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased as a percentage of mining segment revenues from 10.5% in 2002 to 10.3% in 2003, primarily as a result of increased use of our own railway freight and forwarding company for our transportation needs, which we established at the end of 2002.

        Taxes other than income tax increased by $3.2 million, or 35.8%, from $8.9 million in 2002 to $12.1 million in 2003. Property and land taxes increased by $3.1 million due to an increase in the property tax rate. Beginning from January 1, 2003, the road user tax was abolished, which amounted to $3.8 million in 2002.

        In 2002, goodwill in the amount of $7.2 million was impaired, relating to Usinsk Mine (which was shut down in that period) and Uglemetbank (which continued to experience losses through that period). All of our stake in Uglemetbank was disposed of in late 2003 and the first half of 2004.

        Provision for doubtful accounts decreased to $0.1 million in 2003 from $0.8 million in 2002 due to an improvement in the aging of the accounts receivable as of the respective period ends.

        General, administrative and other expenses increased by $14.8 million, or 54.5%, to $41.8 million in 2003 from $27.1 million in 2002, representing a decrease as a percentage of segment revenues from 7.3% to 7.0%. Salaries and related social taxes increased by $7.1 million, legal and consulting fees increased by $2.1 million, rent and maintenance and office expenses increased by $2.1 million and social expenses increased by $1.2 million.

  Steel segment

        Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased as a percentage of steel segment revenues from 12.3% in 2002 to 9.2%

in 2003, primarily as a result of our increasing use of our own railway freight and forwarding company for our transportation needs, which we established at the end of 2002.

        Taxes other than income tax include property and land taxes, road users tax, and other minor taxes. These amounted to $32.6 million in 2003, an increase of $11.2 million, or 52.0%, from $21.5 million in 2002. As a percentage of segment revenues, these taxes declined from 2.0% to 1.9%. Property and land taxes amounted to $18.4 million in 2003, an increase of $7.6 million, or 71.0%, from $10.8 million in 2002 due to an increase in the property tax rate. We also incurred fines and penalties in the amount of $9.0 million in 2003 as a result of the conclusion of tax reviews of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and two trading subsidiaries which are now dormant. Beginning from January 1, 2003, the road users tax was abolished, which tax amounted to $8.2 million in 2002.

        Provision for doubtful accounts increased by $6.2 million, or 223.5%, from $2.8 million in 2002 to $9.0 million in 2003, and increased as a percentage of segment revenues from 0.3% to 0.5%. This increase is attributable to our recent acquisitions: Mechel Campia Turzii in the amount of $0.6 million and Mechel Targoviste in the amount of $0.6 million. In addition, we created a new provision for bad debts in the amount of $2.5 million in 2003 at Chelyabinsk Metallurgical Plant in relation to advances and other receivables.

        General, administrative and other expenses, which consisted of payroll and related social taxes, depreciation, rent and maintenance, legal and consulting expenses, office expenses and other expenses, increased by $56.7 million, or 138.1%, to $97.8 million in 2003 from $41.1 million in 2002, representing an increase as a percentage of segment revenues from 3.9% to 5.9%. Payroll and related social taxes increased by $31.0 million, primarily due to acquisitions and salary increases at Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. Rent, maintenance and office expenses increased by $8.9 million. Professional expenses, which include audit, accounting, legal and engineering fees, increased by $7.4 million, primarily as a result of our reorganization, establishment of reporting infrastructure, our first-time application of U.S. GAAP in the preparation of our consolidated financial statements and work on our initial public offering, as well as several ongoing management information system projects at Chelyabinsk Metallurgical Plant, such as the transition to new accounting software. Asset write-offs and retirements in 2003 amounted to $3.3 million, primarily due to the closure of a steel-making shop at Beloretsk Metallurgical Plant. Social expenses increased by $2.2 million.

  Operating income

        Operating income increased by $108.5 million, or 121.8%, to $197.7 million in 2003 from $89.1 million in 2002. Operating income as a percentage of consolidated revenues increased from 6.8% in 2002 to 9.7% in 2003 due to the improvement in the gross margin percentage and the slower growth in selling, distribution and operating expenses compared to growth in consolidated revenues.

        The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year ended December 31, 2003		Year ended December 31, 2002
Operating income by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment	63,450	10.6	34,412	9.2
Steel segment	134,230	8.1	54,732	5.2

  Mining segment

        Mining segment operating income in 2003 increased by $29.0 million, or 84.4%, to $63.5 million from $34.4 million in 2002. Operating margin percentage increased from 9.2% to 10.6% due to slower growth in selling, distribution and operating expenses compared to growth in segment revenues, offset by the deterioration in the gross margin.

  Steel segment

        Steel segment operating income in 2003 increased by $79.5 million, or 145.2%, to $134.2 million from $54.7 million in 2002. Operating margin percentage increased from 5.2% to 8.1% due to improvement in the gross margin and the slower growth in selling, distribution and operating expenses compared to the growth in the segment revenues.

  Other income and expense, net

        Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for 2003 and 2002, including as a percentage of sales:

	Year ended December 31, 2003		Year ended December 31, 2002
Other income and expense, net	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Income (loss) from equity investees	1,221	0.1	(2,675)	(0.2)
Interest income	2,274	0.1	4,477	0.3
Interest expense	(48,516)	(2.4)	(36,773)	(2.8)
Other income, net	26,333	1.3	7,794	0.6
Foreign exchange gain (loss)	(2,867)	(0.1)	9,094	0.7

Total	(21,555)	(1.1)	(18,083)	(1.4)

        The majority of loss from equity investees in 2002 arose in relation to Beloretsk Metallurgical Plant prior to our acquisition of control. Income from equity investees in 2003 was related primarily to investees of Southern Kuzbass Coal Company.

        Interest income decreased by $2.2 million to $2.3 million in 2003 from $4.4 million in 2002. We earned interest income on promissory notes received from their customers and on cash balances held with financial institutions. We have significantly reduced the use of promissory notes, and intend to halt their use entirely.

        Interest expense increased by $11.7 million, or 31.9%, to $48.5 million in 2003 from $36.8 million in 2002. This increase related to an increase in short-term borrowings and long-term debt, as well as to debt of acquired businesses of $0.4 million.

        In 2003, we recorded other income of $26.3 million, primarily consisting of the following: gains of $9.6 million from fines and penalties forgiven due to the timely payment of restructured prior period taxes and social charges owed by our Russian subsidiaries to the government (see note 14 to our audited consolidated financial statements), a gain of $2.7 million on the sale of promissory note, a gain of $2.4 million on the sale of investment securities and a gain of $1.4 million from our being released from certain accounts payable obligations for which the statute of limitations had lapsed.

        In 2003, foreign exchange loss was $2.9 million, as compared to a gain of $9.1 million in 2002. Effective from January 1, 2003, Russia no longer meets the criteria for a highly inflationary economy. Therefore, commencing January 1, 2003, our Russian subsidiaries changed their functional currency from the U.S. dollar to the ruble. See note 3 to our audited consolidated financial statements. As the ruble depreciated in nominal terms against the U.S. dollar in 2002 and appreciated against the U.S. dollar in 2003, foreign exchange gains in 2002 were driven by devaluation of payables denominated in rubles in 2002, while foreign exchange losses in 2003 were driven by devaluation of receivables denominated in the U.S. dollar.

  Income tax expense

        Income tax expense increased by $45.1 million to $47.8 million in 2003 from $2.7 million in 2002 and our effective tax rate increased to 27.1% from 3.7% as a result of a significant increase in non-deductible expenses and a change in the property, plant and equipment book to tax bases difference treatment. In 2002, the book to tax bases difference resulting from the remeasurement of property, plant and equipment from the local currency (rubles) into the functional currency (U.S. dollars) using historical exchange rates for financial reporting purposes, as required for companies operating in a hyperinflationary economy, was treated as a permanent difference that reduced the effective tax rate for 2002 by 22.7%. Effective from January 1, 2003, Russia no longer met the criteria for a highly inflationary economy and, therefore, the permanent difference related to the remeasurement of property, plant and equipment in 2002 became temporary in 2003. This change from permanent to temporary treatment was primarily responsible for the increase in the effective tax rate between the periods. See note 18 to our audited consolidated financial statements.

  Minority interest

        Minority interest in losses of subsidiaries amounted to $19.0 million in 2003 compared to $10.4 million in 2002. Minority interest in losses of subsidiaries in 2003 consisted primarily of the share of minority shareholders in the net losses of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Mechel Targoviste in the amount of $18.3 million. Minority interest in income of subsidiaries for these companies in 2002 was $15.8 million.

  Income from continuing operations

        Income from continuing operations in 2003 was $147.3 million, compared to $78.8 million in 2002, as a result of the factors explained above.

  Loss from discontinued operations

        As of December 31, 2002, we had committed to a plan to discontinue and sell our interests in Uglemetbank, a Russian bank providing banking services to our coal subsidiaries, and Belov Insurance Company, an insurance company providing life and property insurance to our coal subsidiaries. We recognized a loss of $2.4 million in 2003 as a result of operations and loss on disposal of Uglemetbank and Belov Insurance Company and $3.4 million of loss was recognized as loss from discontinued operations in 2003 since we have started accounting for Mechel Zeljezara as discontinued operations (see note 2(p) to our audited consolidated financial statements), compared to a loss of $1.8 million in 2002 associated with these companies.

  Extraordinary gain

        In accordance with SFAS No. 141 and SFAS No. 142, the excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amounts of $5.7 million and $1.4 million which was related to the acquisitions of minority interests in Mechel Campia Turzii in June 2003 and subsidiaries of Southern Kuzbass Coal Company in December 2002 was recorded as extraordinary gain, net of tax, in 2003 and 2002, respectively.

  Changes in accounting principle

        Upon adoption of SFAS No. 143 on January 1, 2003, we recorded approximately $3.8 million, including tax benefit, as a charge to cumulative effective changes in accounting principles. See note 15 to our audited consolidated financial statements.

  Net income

        For the reasons set forth above, our net income increased in 2003 by $54.3 million, or 60.8%, from $89.3 million in 2002 to $143.5 million in 2003.

Liquidity and Capital Resources

  Capital requirements

        Our principal on-going financing requirements are to finance our mining operations and production of steel and steel products, and to fund the following major activities:

  •
  Future growth through acquisitions;

  •
  Capital expenditures, including the purchase of equipment, modernization of facilities;

  •
  Retirement of our short-term and portions of our long term debt;

  •
  Changes in working capital; and

  •
  General corporate purposes.

        We anticipate that acquisitions, capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years.

        We continue to consider acquisitions as one of our major growth strategies. Historically, funding of this strategy came from cash flows from existing operations, external financing sources and our shareholders in the form of contributions to our charter capital. We intend to finance acquisitions in the future through cash flow generated by our business, as well as external debt.

        Our business is heavily dependent on plant and machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We expect our capital expenditures to increase significantly in the next few years. See "Item 4. Information on the Company—Capital Improvements Program" for the objectives of our capital expenditure program and its details. Over the next five years, i.e., through 2009, we expect our overall capital expenditures to total approximately $1.25 billion, approximately 70% of which will be in 2005-2006 and approximately 30% in 2007-2009. We plan to finance our capital expenditures out of our cash flows from operations and financing activities, including the proceeds of our initial public offering in November 2004. Our failure to undertake planned expenditures on production facilities could adversely affect our ability to maintain and/or enhance our competitive position and develop higher margin products.

        Our total outstanding debt as of December 31, 2004, and December 31, 2003, was $565.0 million and $464.4 million, respectively. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

        Mechel Steel Group declared a dividend of 149 million rubles (or approximately $5.1 million) on June 24, 2004, which was paid in October 2004. Other than this dividend, we have not declared or paid any dividends on our common shares since our incorporation on March 19, 2003. Certain companies in our group paid dividends to our controlling shareholders in amounts of $26.3 million, $13.4 million and

$8.8 million in the years ended December 31, 2003, 2002 and 2001, respectively. On June 28, 2005, our annual general shareholders' meeting approved an annual dividend of 5.7 billion rubles (or approximately $203.1 million) for the 2004 fiscal year. See "Item 8. Financial Information—Dividend Distribution Policy" and "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends."

  Capital resources

        We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. Historically, our major sources of cash have been cash provided by operations and short-term debt, and we expect that these sources will continue to be our principal sources of cash in the future, although we intend to increasingly substitute longer-term debt for short-term debt as we did in 2003 and 2004. Accordingly, apart from the proceeds from the November 2004 initial public offering, we intend to continue to rely primarily on cash provided by operations and borrowings to meet our future working capital and other capital requirements. We do not depend on off-balance sheet financing arrangements.

        Net cash provided by operating activities was $296.1 million, $119.9 million and $81.1 million in the years ended December 31, 2004, 2003 and 2002, respectively. The principal reason for the constant growth of net cash provided by operating activity is the increasing profitability of our business. The operating cash inflows are derived from payments received from sales of our mining and steel products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

        Changes in working capital items period to period, including as a result of external factors, have had and will continue to have a significant effect on cash provided by operating activities. For example, increasing prices of purchased raw materials may warrant maintaining higher inventory levels in order to hedge against further price increases, deteriorating economic conditions may result in delayed collections of accounts receivable and vendors may require more prompt payments as a condition of doing business with us. The increasing size of our business has required and will continue to require higher levels of working capital. In the year ended December 31, 2004, operating cash flows were lower by $170.7 million than they would otherwise have been due to our maintenance of higher inventory levels during the period. In 2003, operating cash flows were lower by $97.8 million than they would otherwise have been due to our maintenance of higher inventory levels during the year. In addition, an increase in other current assets, mainly taxes receivable, had a negative effect on cash provided by operating activities in 2004. See "Item 5. Operating and Financial Review and Prospects—Trend Information—Inventory."

        Net cash provided by investing activities was $455.7 million in the year ended December 31, 2004, and net cash utilized by investment activities was $210.3 million and $86.6 million in the years ended December 31, 2003 and 2002, respectively. Substantially all of the cash for investing activities related to the acquisition of businesses and of various machinery and equipment. Expenditures for acquisition of businesses amounted to $90.7 million, $107.5 million and $23.5 million in the years ended December 31, 2004, 2003 and 2002, respectively. Capital expenditures amounted to $303.4 million, $116.9 million and $61.0 million in the years ended December 31, 2004, 2003 and 2002, respectively. In 2004, proceeds from the disposal of non-marketable equity securities were $876.0 million, including proceeds from the sale of our shareholding in MMK for $868.2 million.

        Net cash provided by financing activities was $252.3 million, $103.1 million and $3.4 million in the years ended December 31, 2004, 2003 and 2002, respectively. In 2004 and 2003, we and our Russian subsidiaries issued long-term ruble-denominated bonds, the proceeds of which were used to finance our capital expenditures and repay our short-term borrowings, as follows:

  •
  On November 25, 2004, Mechel Steel Group issued ruble-denominated bonds in an aggregate principal amount of 2 billion rubles (approximately $70.4 million). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 10.69% p.a. The interest rate for the second and third coupon periods is equal to that of the first coupon period. The interest rate for the fourth coupon period is set by us and is made public 10 days before the end of the third coupon period. The interest rate for the fifth and sixth coupon periods is equal to that of the fourth period. Bondholders are entitled to early redemption of the bonds at face value within 10 days before the end of the third coupon period. The bonds are guaranteed by our subsidiary Mechel Trading House. The obligatory redemption date of the bonds is November 22, 2007. The balance outstanding at December 31, 2004, was $72.1 million.

  •
  On February 4, 2003, Chelyabinsk Metallurgical Plant issued ruble-denominated bonds in an aggregate principal amount of 1 billion rubles (approximately $31.4 million). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 16.85% p.a. The interest rate for the second, third and fifth coupon periods is set by us and is made public 10 days before the respective coupon period starts. Bondholders are entitled to early redemption of the bonds at face value before the second, third and fifth coupon periods. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bonds are guaranteed by our subsidiary Southern Kuzbass Coal Company. The obligatory redemption date of the bonds is February 4, 2006. In August 2003, we repurchased a portion of these bonds from bondholders exercising their right of early redemption. The balance outstanding at December 31, 2003, was $22.2 million. At December 31, 2004, the balance outstanding increased to $36.0 million primarily due to our resale of the previously repurchased bonds.

  •
  On June 19, 2003, Mechel Trading House issued ruble-denominated bonds in an aggregate principal amount of 3 billion rubles (approximately $98.7 million). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 11.75% p.a. The interest rate for the second, third and fifth coupon periods is set by us and is made public 10 days before the respective coupon period starts. Bondholders are entitled to early redemption of the bonds at face value before the second, third and fifth coupon periods. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bondholders have an option to demand repayment of the bonds starting June 19, 2006, with an obligatory redemption date on June 19, 2009. The balance outstanding at December 31, 2004 and 2003, was $108.1 million and $101.9 million, respectively (such difference being a result of changes in the U.S. dollar/ruble exchange rates).

  Liquidity

        We had cash and cash equivalents of $1,024.8 million at December 31, 2004, and $19.3 million at December 31, 2003. Of these amounts, $988.3 million and $13.7 million was held in U.S. dollars, euros and other hard currencies and $36.5 million and $5.6 million was held in rubles and other currencies of the CIS and Eastern Europe, respectively. A majority of our cash and cash equivalents are held by Little Echo Invest Corp., our wholly-owned subsidiary that specializes in our investment and financing activities, and our trading company Mechel Trading.

        As of December 31, 2004, and 2003, we had unused credit lines of approximately $236.4 million and $4.3 million, respectively, out of total available credit lines of $801.3 million and $431.8 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 9.86% and 6.8% at December 31, 2004, and 2003, respectively. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

        The following table summarizes our liquidity as of December 31, 2004, and 2003.

Estimated Liquidity	December 31, 2004	December 31, 2003
	(in millions of U.S. dollars)
Cash and cash equivalents	1,024.8	19.3
Amounts available under credit facilities	236.4	4.3

Total estimated liquidity	1,261.2	23.6

        We had a working capital of $1,213.9 million and a working capital deficit of $148.0 million and $149.4 million as of December 31, 2004, 2003 and 2002, respectively. We improved our working capital position significantly through the completion of the November 2004 initial public offering, the replacement of short-term with longer-term debt and the sale of our shareholding in MMK.

        We believe that our liquidity will be adequate to satisfy our obligations for the foreseeable future, including spending for the major items of our capital expenditures currently in progress or expected to be commenced in 2005 and 2006. See "Item 4. Information on the Company—Capital Improvements Program." Future requirements for our business needs, including the funding of acquisitions and capital expenditures, debt service for outstanding financings, and any amounts that may ultimately be paid in connection with contingencies (including those described under "Item 8. Financial Information—Litigation"), are expected to be financed by a combination of internally generated funds (including non-core asset sales), proceeds from the sale of stock, borrowings and other external financing sources. However, our business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs. Moreover, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Russian and other financial markets, prevailing interest rates, our credit rating and the Russian government's policies regarding ruble and foreign currency borrowings.

        Our opinion concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include our performance (as measured by various factors including cash provided from operating activities), levels of inventories and accounts receivable, the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the level of our outstanding debt and credit ratings by rating agencies.

        Other than as described above and elsewhere in this document, no significant change has occurred since December 31, 2004.

Contractual obligations and commercial commitments

        The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2004.

		Payments due by period
Contractual Obligations and Commercial Commitments	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Short-Term Borrowings(1)	348,880	348,880	—	—	—
Long-Term Debt Obligations(1)	216,113	—	185,064	31,049	—
Operating Lease Obligations	156,304	2,916	5,616	6,732	141,040
Purchase Obligations(2)	24,582	24,582	—	—	—
Restructured Taxes Payable(3)	96,229	8,865	13,717	7,975	65,672
Asset Retirement Obligations(4)	74,977	8,219	14,411	7,060	45,287
Pension and Post-retirement Benefits(5)	51,138	8,001	7,243	8,325	27,569
Other Long-Term Liabilities	1,447	—	1,447	—	—
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(6)	109,393	99,776	9,617	—	—

(1)
Does not include interest. In 2004, our interest expense was $51.4 million and we paid out $62.8 million for interest, net of amounts capitalized.
(2)
Accounts payable for capital expenditures.
(3)
Consists of Russian and Romanian restructured prior period taxes and social charges and related fines and penalties. This does not include $136.7 million in current period taxes and social contributions due as of December 31, 2004. See note 14 to our audited consolidated financial statements. This also does not include income taxes. In 2004, our income tax expense amounted to $175.8 million and we paid out $136.5 million in income taxes.
(4)
See note 15 to our audited consolidated financial statements.
(5)
See note 16 to our audited consolidated financial statements.
(6)
See note 23 to our audited consolidated financial statements.

        In the course of acquisition of our Romanian subsidiaries, we undertook certain commitments in respect of future capital expenditures connected with the development of production facilities. For Mechel Targoviste, we committed to invest $21.1 million in the modernization of the plant and upgrade of its capacity over a period of five years from the date of acquisition (August 2002), including an investment of $7.3 million into environmental remediation. For Mechel Campia Turzii, we committed to invest $22.7 million in the modernization of the plant and upgrade of its capacity over a period of five years from the date of acquisition (June 2003). An additional commitment to invest in environmental protection at Mechel Campia Turzii was accrued for and amounted to $4.6 million. As of December 31, 2004, the total of unfulfilled commitments was approximately $33.2 million. These investments are required to be made in annual installments from the dates of their respective acquisitions, and our investment commitments are secured by our shares in these subsidiaries. In addition, total obligations of Mechel Campia Turzii and Mechel Targoviste under privatization contracts as of December 31, 2004 amounted to $16.7 and $16.5, respectively.

        We have also guaranteed the fulfillment of obligations to third parties under various debt agreements. The maximum potential amount of future payment under these guarantees as of December 31, 2004 amounted to $677,269, out of which $672,935 related to guarantees given by us for our subsidiaries.

Inflation

        Inflation in the Russian Federation was 15.1% in 2002, 12.0% in 2003 and 11.7% in 2004. With the exception of our coal operations in 2002, inflation has generally not had a material impact on our results of operations in recent years, primarily because producers in the market segments in which we compete are able to increase selling prices in line with increases in ruble-denominated costs.

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

        The value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by U.S. GAAP.

        Management believes that the following are the more significant policies, judgments and estimates used in the preparation of the financial statements.

  Accounting for business combinations

        During the past years, we have completed several significant business combination transactions. In the future, we may continue to grow our business through business combinations. We accounted for all combinations using the purchase method of accounting.

        The accounting for business combinations under the purchase method is complicated and involves the use of significant judgment. Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Determining the fair values of the assets and liabilities acquired involves the use of judgment, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

        The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets. We have, if necessary, up to one year after the acquisition closing date to finish these fair value determinations and finalize the purchase price allocation.

        Goodwill represents the excess of the purchase price over the fair value of the acquired underlying identifiable net assets resulting from business acquisitions and is originally stated at cost. At the acquisition date goodwill is allocated to the reporting units to which it relates. Annually, or earlier if conditions indicate an earlier review is necessary, the carrying value of the reporting unit is compared to an estimate of its fair value. If the estimated fair value is less than the carrying value, goodwill is impaired, and will be written down in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. As of December 31, 2004, 2003 and 2002, we reported goodwill of $39.4 million, $5.4 million and $3.3 million, respectively. During the years ended December 31, 2004, 2003, 2002 and 2001, we recognized goodwill impairment of $nil, $nil, $7.2 million and $nil, respectively.

        Negative goodwill represents the excess of the fair value of the acquired identifiable net assets over the purchase price of the acquisition. Negative goodwill was allocated to the acquired non-current assets, except for deferred taxes and long-term investments in marketable securities, if any, until they were reduced to zero. The remaining negative goodwill was amortized to income over its estimated life of 20 years prior to the adoption of SFAS No. 142 on January 1, 2002. The remaining unamortized negative goodwill at January 1, 2002, was recognized in the income statement as a change in accounting principle. In accordance with SFAS No. 141, Business Combinations, any negative goodwill remaining after reducing to zero the value of assets acquired in a business combination shall be recognized as an extraordinary item in the income statement. For the investees accounted for under the equity method, the excess of cost of the stock of those companies over our share of fair value of their net assets as of the acquisition date is treated as embedded goodwill. Similar to consolidated subsidiaries, SFAS No. 142 requires that goodwill from equity method investments no longer be amortized over its estimated useful life. Subsequent changes to the value of this balance resulting from our share of income or losses including impairment of the embedded goodwill are included in the consolidated income statements.

  Mineral licenses and mining long-lived assets

        We use estimates for proven and probable reserves, recoverable resources therefrom, and/or assumptions of future coal, nickel and iron ore prices. Such estimates and assumptions affect the fair value of the mineral reserves rights at the date of its acquisition, impairment of mineral reserves rights and other long-lived assets and the ability to realize income tax benefits associated with deferred tax assets.

        Estimates of mineral reserves are based primarily on engineering evaluations. Mineral licenses are amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period. In March 2004, the Financial Accounting Standards Board, or FASB, ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets," which resolves the inconsistency between the Task Force's consensus that mineral rights are tangible assets and the guidance in SFAS No. 141 that characterizes mineral rights as intangible assets. In that consensus, the EITF determined mineral rights or licenses are tangible assets. The adoption of this did not have a material impact on our financial position or results of operations.

        Our estimate of mineral reserves together with estimates of sales volumes and prices for the products are significant factors used in performing annual impairment assessments of our long-lived mining assets, including mineral reserves rights. Changes in estimates of reserves and other assumptions regarding pricing and volumes could materially influence these assessments. Should our estimates of the quantity of sales and prices not materialize, significant impairments of our long-lived mining assets may result. These estimates and assumptions also affect the rate at which depreciation and depletions are charged to earnings.

        Because currently there is no history of subsoil licenses' renewals, our existing mineral reserves rights and long-lived mining assets are being depleted/depreciated over the periods covered by existing licenses on the deposit-by-deposit basis.

        Management evaluates its estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2004, 2003 and 2002, the carrying amount of our mineral licenses amounted to $166.5 million, $160.1 million and $81.0 million, respectively.

  Stock-based compensation

        We follow the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the stock-based compensation arrangement with one of our executives. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and to make disclosures in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure-an amendment of SFAS No. 123." Because the fair value accounting requires use of valuation models that were not developed for use in valuing employee stock awards, we have elected to account for our stock-based compensation in accordance with the provisions of APB Opinion No. 25 and related interpretations.

        Accordingly, the compensation cost was recognized based on the excess, if any, of the fair market value of the shares on the measurement date (July 1, 2003) over the amount the executive must pay to acquire the shares. We are recognizing compensation expense on a straight-line basis over the remaining vesting period of the award through April 15, 2004.

        We do not present pro forma disclosures as if the fair value method had been applied, as the result would be substantially the same given that the exercise price of the award was zero.

  Retirement benefit obligations

        Our Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). Our contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

        Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax ("UST"), which is calculated by the application of a regressive rate from 35.6% (applied to the part of the annual gross salary below 100 thousand rubles or approximately $4 translated at the exchange rate of the rubles to the U.S. dollar at December 31, 2004) to 2% (applied to the part of the annual gross salary above 600 thousand rubles or approximately $22 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2004) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 28% to 5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2004, 2003 and 2002 were $39,511, $25,883 and $30,301, respectively.

        In addition, we have a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. The payments to former employees under benefit pension and post retirement plans are performed on a voluntary basis. We account for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan. Our obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds.

  Revenue recognition

        Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria have not been met as the selling price is subject to adjustment based upon the market price when the customer receives the product. Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated income statement until the price becomes fixed and determinable, which typically occurs when the price is settled with the end-customer, generally within an eight- to 16-week period from the date of the goods delivery. Sales are recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

        We categorize revenues as follows:

  •
  Domestic

  •
  Russia: sales of Russian production within Russia

  •
  Other domestic: sales of non-Russian production within the country of production

  •
  Export: sales of production outside of country of production.

  Property, plant and equipment

        For other than mineral licenses and other long-lived mining assets and processing plant and equipment, we record depreciation primarily using the straight-line method on a pro rata basis.

        The following useful lives are used as a basis for recording depreciation:

Category of asset	Useful economic lives estimates, years
Buildings	20 - 45
Land improvements	20 - 50
Operating machinery and equipment	7 - 30
Transportation equipment and vehicles	4 - 15
Tools, furniture, fixtures and other	4 - 8

        The remaining useful economic lives of our property, plant and equipment are being revisited on an annual basis.

        We evaluate carrying value of our property, plant and equipment for impairment whenever indicators of impairment exist. We performed an impairment analysis of property, plant and equipment and mineral reserves at the Southern Urals Nickel Plant, and related goodwill originating from our acquisition of Southern Urals Nickel Plant, as several impairment indicators existed as of December 31, 2004, including ongoing operating losses, constant disruptions in production cycle and the carrying value of mineral reserves exceeding their fair value. As a result of this analysis, we concluded that no impairment loss existed as of that date.

  Accounts receivable

        Accounts receivable are stated at net realizable value. We review the valuation of accounts receivable on a regular basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might affect the collectibility of accounts.

  Deferred income taxes

        We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. In estimating levels of future taxable income, we have considered historical results of operations in recent years and would, if necessary, consider the implementation of prudent and feasible tax planning strategies to generate future taxable income. If future taxable income is less than the amount that has been assumed in determining the deferred tax asset, then an increase in the valuation reserve will be required, with a corresponding charge against income. On the other hand, if future taxable income exceeds the level that has been assumed in calculating the deferred tax asset, the valuation reserve could be reduced, with a corresponding credit to income.

  Litigation, claims and assessments

        We are subject to various lawsuits, claims and proceedings related to matters incidental to our business. Accruals of probable cash outflows have been made based on an assessment of a combination of litigation and settlement strategies. It is possible that results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of these strategies.

        We record liabilities for potential tax deficiencies. These liabilities are based on management's judgment of the risk of loss. In the event that we were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made. See "Item 8. Financial Information—Litigation" for a description of certain tax-related contingencies.

  Asset Retirement Obligations

        Effective January 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation (ARO) as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

        Upon adoption of SFAS No. 143 on January 1, 2003, we recorded approximately $3.8 million, including tax benefit, as a charge to cumulative effective changes in accounting principles. Application of this new accounting principle resulted in an increase in property, plant and equipment of $5.5 million and an asset retirement obligation liability of $9.3 million. The application of SFAS No. 143 reduced income from continuing operations by $2.6 million, net income by $6.4 million (after income taxes of $nil), or $0.02 per basic and diluted share, for the year ending December 31, 2003. The following table summarizes the balance sheet impact of our initial adoption of SFAS No. 143 as of January 1, 2002, computed on a pro forma basis as if the provisions of SFAS No. 143 had been applied during all periods affected:

	Balance at January 1, 2003	Pro forma Balance at January 1, 2002
	(in millions of U.S. dollars)
Asset retirement cost included in the related mining assets	7,966	4,093
Accumulated depreciation of capitalized asset retirement costs	(2,492)	(2,052)
Asset retirement cost, included in mining assets, net	5,474	2,041
Asset retirement obligation	9,262	4,290

        We have numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general company resources at the time of removal. Our asset retirement obligations primarily relate to our mining and steel production facilities with related to landfills and dump areas and our mines. The following table presents the movements in ARO for the year ending December 31, 2004.

Asset retirement obligation	Year ended December 31, 2004
Balance at beginning of year	13,937
Liabilities incurred in the current period	24,119
Liabilities settled in the current period	(2,860)
Accretion expense	2,081
Revision in estimated cash flow	34,652
Translation and other	3,048

Balance at end of year	74,977

Recently Issued Accounting Pronouncements

  Consolidation of variable interest entities

        In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("the Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements.

        Our adoption of FIN No. 46 on January 1, 2004 did not have a material impact on our financial position or results of operations.

  Inventory costs

        In December 2004, the FASB issued SFAS No. 151 "Inventory costs" ("SFAS No. 151") which amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current period expenses. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We will apply the provisions of the Statement prospectively to inventory costs incurred on or after January 1, 2006. We have not determined what impact, if any, this standard will have on our financial position and results of operation.

  Share-based payment

        In December 2004, the FASB issued revised SFAS No. 123R. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We will adopt the Statement in 2005. We have not determined what impact, if any, this standard will have on our financial position and results of operations.

  Exchanges of non-monetary assets

        In December 2004, the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets—an Amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change. Our adoption of SFAS No. 153 in 2005 will not have a material impact on our financial position or results of operations.

  Accounting for conditional assets retirement obligations

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Assets Retirement Obligations" ("FIN 47"), that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation is effective for fiscal years ending after December 15, 2005. We do not expect the adoption of FIN 47 in 2005 to have a material impact on our financial position or results of operations.

  Accounting for stripping costs incurred during production in the mining industry

        On March 17, 2005, the EITF issued EITF Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6"). EITF 04-6 provides that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. We are currently evaluating the effect of EITF 04-6 on our consolidated results of operations, financial position and cash flows.

  Accounting for preexisting relationships between parties to a business combination

        In October 2004, the FASB ratified the consensus reached by the EITF on Issue 04-1 "Accounting for Preexisting Relationships between the Parties to a Business Combination" ("EITF 04-1"). EITF 04-1 requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. EITF 04-1 is effective prospectively for business combinations consummated in reporting periods beginning after October 13, 2004. The adoption of EITF 04-1 is not expected to have a material impact on our consolidated results of operation or financial position.

  Mining assets: impairment and business combinations

        In March 2004, the EITF reached consensus on Issue 04-3, "Mining Assets: Impairment and Business Combinations" ("EITF 04-3"). EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. We currently assess impairment on the projected mine life of each project utilizing existing technology. The adoption of EITF 04-3 did not have a material impact on our consolidated results of operation or financial position.

  Accounting for the impairment or disposal of long-lived assets

        In November 2004, the EITF reached a final consensus on EITF No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). EITF 03-13 addresses the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and whether the selling entity will have significant continuing involvement in the operations of the disposed entity. The consensus should be applied to a component that is either disposed of or classified as held for sale in periods beginning after December 15, 2004. Our adoption of EITF 03-13 in 2005 will not have a material impact on our financial position or results of operations.

Trend Information

  Coal industry

        The Asian countries are among the major net importers of sea-borne steam and coking coal. On the back of strong demand, inventory levels in the coal industry have been significantly reduced, resulting in higher price levels despite capacity expansions, primarily in Australia. Coking coal prices are dependent on the situation in the steel industry, and are likely to remain high in 2005. Coke supply remains constrained globally due to fully utilized production capacities, with Chinese coke exports expected to further decrease, which will put further pressure on availability and price levels during 2005. Announced plans for supply increases in Australia are not expected to outweigh expected longer-term increases in demand from Brazil and India. The steam coal market is driven by non-steel related factors, and we expect prices to remain high in 2005 before correcting towards 2006, driven by demand growth from power and industrial users and restocking. We think the prices for energy coal will decrease within the next two years.

  Iron ore industry

        The iron ore market is currently characterized by high demand from Asia and supply and transportation constraints. Capacity expansions are primarily targeted to meeting the demand increase, generated primarily in China, although demand from China has decreased in recent months. The outlook for the rest of 2005 and beyond will depend on supply and demand balance in the industry, but we do not anticipate that the increase in iron ore production will be such as to shift this balance significantly in the near term. Iron ore prices in Russia have exceeded sea-borne prices in 2005, and we expect that this trend will continue at least through the rest of this year. We think that prices worldwide for iron ore may decrease due to a potential excess in supply of iron ore in the world market as three leading suppliers of iron ore, CVRD, Rio Tinto Group and BHP Billiton, expand production.

  Nickel industry

        Nickel prices have increased since 2001. We believe this increase is due mostly to the rapid growth in value of stainless steel and difficulty in expanding nickel extraction. Nickel prices also fluctuated due to two strikes at the mines of two major world producers (Inco and Falconbridge), speculative trading at LME and a decrease in nickel storage stock.

        We believe that nickel prices in 2005 will remain at approximately $14-15 thousand per tonne due mostly to strong demand from China, where production of stainless steel is near planned capacity. Furthermore, we do not believe that any extraction will commence in any major nickel mine and the two world leaders (Norilsk Nickel and Inco) will not be able to increase their extraction amounts.

        We believe that in 2006 the nickel supply will increase as more nickel mines become operational, and the demand will decrease due to a slowdown in the world economy and the active use of substitutes (mostly chrome and manganese), both of which will lead to a decrease in nickel prices.

  Steel industry

        We expect the Russian steel industry to continue to benefit from domestic and global demand for steel. In 2004, domestic consumption of steel products rose 7% year-on-year and we expect domestic consumption to continue to grow, with engineering and construction being the main drivers of domestic demand for metal products. The construction industry, in particular, is the most dynamically developing sector, with an annual growth rate of approximately 12% in 2004.

        The global demand for steel for the last ten years has been increasing by 3.7% per annum, and is expected to remain relatively strong in the near term, despite a decrease in Chinese demand. More control over production capacity following consolidation in Western Europe and bankruptcy-related closures in North America have allowed for increasing supply-side discipline among producers, which has supported the steel price recovery over the last 18 months. During that period, steel inventory levels have been reduced, which may further support steel prices in the near term, although likely not at the levels recently seen. The extent to which these developments occur will depend on a number of factors, including primarily the sustainability of Asian demand in the face of a slowdown in China and the extent and pace of economic recovery in Europe and the United States.

        Steel prices remained strong through 2004, with the market beginning to deteriorate during the first quarter of 2005 and declining through the second quarter. We believe that global steel prices peaked in the first quarter of 2005, and will decrease throughout the remainder of 2005, due in part to overproduction and a continuing slowdown in China. We expect steel prices in Russia to generally track international prices.

  Sales

        We expect our mining segment sales to increase as we continue production increases. We expect that our coking coal sales will trend towards a split between internal consumption and third-party sales, depending on sales in the domestic market and export trade. We also expect to increase our export sales of steam coal, given the significant price differential which currently exists with domestic market. Due to our construction of a sinter plant at Chelyabinsk Metallurgical Plant and the high prices for domestic sales of iron ore concentrate, we expect that our export of iron ore concentrate will decrease, and most of our iron ore concentrate production will be supplied to the sinter plant at Chelyabinsk Metallurgical Plant. We believe that this expected increase in our mining segment may help to counter-balance the expected downturn in steel prices. Overall, our steel segment, in the context of declining steel prices and minor increases, if any, in our steel production, we expect our steel segment sales to decline.

  Inventory

        The recent downturn in the Chinese steel sector has resulted in an increase in our inventory of iron ore concentrate. We expect that this inventory will gradually decrease as domestic iron ore sales increase, and that it will cease to be a significant factor after our new sinter plant at Chelyabinsk Metallurgical Plant is brought to full capacity following its recent commissioning.

        Overall, our inventory was $568.5 million at December 31, 2004, as compared to $349.0 million at December 31, 2003, and outpaced growth in the cost of goods sold (25.5% and 24.5% as a percentage of cost of goods sold in 2004 and 2003, respectively), due to the growth in our business through acquisitions, significantly higher prices for scrap, ferroalloys and other raw materials in Eastern Europe and Russia and the maintenance of higher stock levels in order to hedge against further price increases.

We have also maintained higher levels of our finished goods inventory at our overseas trading subsidiaries due to higher allocations for export at the end of 2004.

  Costs

        Our steel costs per tonne should remain relatively stable, as higher production volumes, cost savings from the continuing integration of our recent steel acquisitions and efficiency and output gains arising as a result of the targeted capital expenditure program, particularly at Chelyabinsk Metallurgical Plant, help to offset increasing payroll costs and raw material prices and potential increases in electricity and natural gas tariffs. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The new sinter plant at Chelyabinsk will allow us to substantially increase our ability to internally source our iron ore feed requirements, without the need to utilize third-party processing, while the increasing use of continuous casters should provide both efficiency and production increases. We also expect these technology improvements to reduce our energy requirements per tonne, partially reducing the impact of potential increases in electricity and natural gas tariffs.

        Within our mining segment, we expect our coal costs per tonne to increase gradually as a result of increasing payroll costs, while nickel costs per tonne should decrease in 2005 as a result of technological and operational improvements, before beginning to gradually increase thereafter. We expect our iron ore costs per tonne to remain relatively stable.

Seasonality

        Seasonal effects have a relatively limited impact on our results. Nonetheless, slowing of demand and, thus, a reduction in sales volumes (and a concomitant increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We also maintain larger stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are also dependent on the Russian construction market, which also experiences slowdowns in the winter months. However, our sales of steam coal typically increase during the second and third quarters as a result of increased steam coal purchases by utilities for the winter.

        Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

        Our directors and executive officers include:

Name	Year of Birth	Position
Igor V. Zyuzin(1)	1960	Chairman
Vladimir F. Iorich(1)	1958	Director and Chief Executive Officer
Alexey G. Ivanushkin	1962	Director and Chief Operating Officer
Sir Andrew M. Wood(2)	1940	Director
Roger I. Gale(2)	1952	Director
A. David Johnson(2)	1937	Director
Serafim V. Kolpakov	1933	Director
Alexander E. Yevtushenko	1947	Director
Valentin V. Proskurnya	1945	Director
Svetlana V. Ardentova	1973	Chief Financial Officer
Vladimir I. Tytsky	1950	Senior Vice President—Strategy and Integration
Vladimir A. Polin	1962	Senior Vice President—Production
Boris G. Nikishichev	1946	Senior Vice President—Mining
Jan A. Castro	1967	Senior Vice President—Investments and Corporate Affairs

(1)
Party to the Ownership, Control and Voting Agreement dated August 1, 1995. See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders" and "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are controlled by two shareholders who run our business collectively and whose interests could conflict with those of the holders of our securities."
(2)
Member of the Audit Committee of the Board of Directors.

        Igor V. Zyuzin has been the Chairman of our Board of Directors since March 2003, when Mechel Steel Group was organized. Mr. Zyuzin also serves as the Chairman of the Board of Directors of our Southern Kuzbass Coal Company, a position he has held since May 1999. From 1997 to 1999, Mr. Zyuzin was the Chairman of the Board of Directors of Mezhdurechensk Coal Company, which was merged into Southern Kuzbass Coal Company, and a member of the Board of Directors of Kuzbass Central Processing Plant. Mr. Zyuzin has over 16 years of experience in the coal mining industry and holds a degree in coal mining from Tula Polytechnic Institute. Mr. Zyuzin also has a degree in coal mining engineering economics. Mr. Zyuzin beneficially owns 42.2% of our common shares.

        Vladimir F. Iorich has been our Chief Executive Officer since January 2004 and member of our Board of Directors since March 2003. Since June 2005, Mr. Iorich has served as the General Director of our Chelyabinsk Metallurgical Plant. From 1995 through 2004, Mr. Iorich has served as the President of Mechel Trading AG, overseeing our export sales and financing. From 2001 to 2004, he served as a member of the Board of Directors of MMK, a major Russian steel producer. Mr. Iorich has over 23 years of engineering, marketing and management experience in the coal mining industry, and holds a degree in engineering and economics from Kuzbass Technical University. From 1995 through 2004, Mr. Iorich was the Director of Conares Holding AG. Mr. Iorich beneficially owns 42.2% of our common shares.

        Alexey G. Ivanushkin has been our Chief Operating Officer since January 2004 and a member of our Board of Directors since March 2003. Mr. Ivanushkin served as our Chief Executive Officer from March 2003 until January 2004. Mr. Ivanushkin also serves as the Chairman of the Board of Directors of our Chelyabinsk Metallurgical Plant, a position he has held since June 2002. From December 1999 to April 2002, Mr. Ivanushkin served as the General Director of our Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was the director of the ferrous metals and ferroalloy department of the Moscow office of Glencore International AG, an international diversified natural resources group from whom we acquired Chelyabinsk Metallurgical Plant. Mr. Ivanushkin graduated from the Moscow State University of Foreign Relations (MGIMO) with a degree in economics and international affairs.

        Sir Andrew M. Wood has been a member of our Board of Directors since October 2004. He is also currently Chairman of the Board of the Russo-British Chamber of Commerce, a Director of the Foreign and Colonial Investment Trust, and a Director of The PBN Company. Sir Andrew retired from the British Diplomatic Service in 2000 after serving as Ambassador to Moscow from 1995 to 2000 and Ambassador to Belgrade from 1985 to 1989. This latest posting in Moscow was the third of his postings to Russia's capital, where he began his diplomatic career in 1964. He also twice served in the British Embassies in both Washington, DC, and Belgrade. Sir Andrew has acted as adviser to the British Prime Minister, Tony Blair, on Russian investment issues and has worked with a number of multinationals at the CEO and board level, including BP, GlaxoSmithKline, Diageo and Renaissance Capital. He is a member of the Advisory Council of the British Consultants and Construction Bureau, and has worked closely with the Confederation of British Industry on Russia-related matters. Sir Andrew received his B.A. and M.A. from King's College, Cambridge.

        Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale is currently Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a communications service provider. He is also a founder and director of Starnorth Limited, a communications and media consultancy. From 1999 to 2001, he was Chairman and co-founder of End2End Wireless Limited, a wireless access services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation, or IFC, including as the Chief of IFC's Resident Mission to the Russian Federation from 1991 to 1996. Mr. Gale also worked for the Asian Development Bank for nine years, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a Higher National Diploma from The Royal Agricultural College and holds a Master of Economics from the University of New England.

        A. David Johnson has been a member of our Board of Directors since October 2004. Mr. Johnson is currently Chairman of the Board of Directors of Joy Mining Machinery UK Ltd., a leading global supplier of underground mining systems and services, a position he has held since 2002. From 1990 to 2002, Mr. Johnson was Managing Director of Joy Mining Machinery UK Ltd. From 1986 to 1990, Mr. Johnson was the Managing Director of Dosco Overseas Engineering, a UK-based mining equipment manufacturer, where he began as a mining engineer in 1960. He also worked at the UK National Coal Board from 1953 to 1960. Mr. Johnson is Joy Mining Machinery's representative on both the Coal Industry Advisory Board and the World Coal Institute. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the UK Mining Qualifications Board Certificate in 1958.

        Serafim V. Kolpakov has been a member of our Board of Directors since June 2004. Since 1992, Dr. Kolpakov has served as President of the International Metallurgists Union, a steel industry-focused research organization. From 1991 to 1992, he was Vice President of the Advanced Materials Association in Moscow, a public consulting and research organization. From 1985 to 1991, Dr. Kolpakov was Minister of Metallurgy of the USSR and, from 1978 to 1985, First Deputy Minister and Deputy Minister of Metallurgy of the USSR. From 1970 to 1978, he was the General Director of Novolipetsk Iron and Steel Works, a Russian integrated steel mill, where he began as a foreman in 1963. Dr. Kolpakov graduated from the Moscow Institute of Steel and Alloys with an engineering degree and is a Doctor of Technical Sciences. He is a member of the International Engineering Academy, the Engineering Academy of Russia (holding the position of Vice President) and the Presidium of Academy of Information Technologies and Processes. Dr. Kolpakov has invented more than 400 steel-making technology improvements, and authored over 500 scientific publications. He has received a number of government awards, including the State Prize of the USSR in 1981 and 1985, the Prize of the Council of Ministers of the USSR (twice) and the title of Honorable Metallurgist of the Russian Federation and Czechoslovakia.

        Alexander E. Yevtushenko has been a member of our Board of Directors since June 2004. From 2001 to 2004, Dr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of Inter-State Eurasian Association of Coal and Metals. From 1992 to 1999, Dr. Yevtushenko was First Deputy Fuels and Energy Minister of Russian Federation. From 1973 to 1991 he worked in various positions, including as General Director at Raspadskaya Mine in Kuzbass, one of the Soviet Union's largest coal mines. Dr. Yevtushenko graduated from the Siberian Metallurgical Institute with a degree in mining engineering. He is a Doctor of Engineering and a member of Academy of Mining Sciences of Russia. Dr. Yevtushenko is the author of more than 50 scientific publications, including "Mineral Resources of the Coal Industry of Russia," a study for which he was awarded the 2002 Science and Technology Prize of the Russian government. He has received a number of government awards, including the title of Honorable Miner of the Russian Federation in 1997.

        Valentin V. Proskurnya has been a member of our Board of Directors since March 2003. Prior to April 2005, Mr. Proskurnya served as a member of the Board of Directors of MMK, a major Russian steel producer. Mr. Proskurnya also serves as the member of the Board of Directors of our subsidiaries Chelyabinsk Metallurgical Plant and Southern Kuzbass Coal Company. From March 2002 until March 2003, Mr. Proskurnya served as the Deputy General Director of Mechel Trading House, and was its General Director from January 2001 to March 2002. From 1998 to 2001, Mr. Proskurnya served as the First Deputy Director of our Southern Kuzbass Coal Company, in charge of economic and financial analysis. Mr. Proskurnya has over 37 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economics from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the "Miner's Glory" order by the Russian government. In addition, in 1996, the Russian government awarded him the title of Honorable Economist of the Russian Federation.

        Svetlana V. Ardentova has been our Chief Financial Officer since March 2003. From August 2002 to February 2003, Ms. Ardentova served as the General Director of Roszerno ZAO, a holding company for a group of agriculture-related companies. From 1995 to 2002, she held various positions with Wimm-Bill-Dann Foods OJSC, a manufacturer of dairy and juice products listed on the New York Stock Exchange, most recently serving as their Chief Financial Officer. At Wimm-Bill-Dann, from 2000 to 2002, she was the director of the financial department; from 1999 to 2000, she was the head of the planning and analysis division of the financial department; and from 1998 to 1999, Ms. Ardentova was the director of the methodology and technology division of the economics department. Ms. Ardentova graduated from the State Academy of Management with a degree in management.

        Vladimir I. Tytsky has been our Senior Vice President—Strategy and Integration since March 2003. He was also a member of our Board of Directors from March 2003 to June 2004. From 2002 to 2003, Mr. Tytsky also served as Deputy General Director of Mechel Trading House, in charge of marketing and sales. From 1972 through 2002, he occupied various positions at Chelyabinsk Metallurgical Plant, including 10 years as the Deputy General Director—Marketing and Sales. Mr. Tytsky holds a degree in chemistry and technology from Dnepropetrovsk Metallurgy Institute.

        Vladimir A. Polin has been our Senior Vice President—Production since July 2003. From August 2002 until June 2003, Mr. Polin served as the Executive Director—First Deputy General Director of our Beloretsk Metallurgical Plant. From September 2001 to August 2002, Mr. Polin was Sales Director at Chelyabinsk Metallurgical Plant. Mr. Polin has almost 20 years of floor and management experience in the manufacture and marketing of steel products, and holds a degree in metallurgy from Chelyabinsk Polytechnic University.

        Boris G. Nikishichev has been our Senior Vice President—Mining since February 2005. From April 2004 to January 2005, Mr. Nikishichev was the Deputy General Director of Raspadskaya Coal Company ZAO, a large coal mining company located in Kusbass, Russia. From 1998 to 2004, Mr. Nikishichev was the First Vice President, Sokolovskaya Holding Company. In addition, from 1999 to 2004, Mr. Nikishichev was the First Vice President of Mining Industrialists of Russia, a non-commercial partnership. Mr. Nikishichev has over 35 years of mining industry experience. Mr. Nikishichev holds a doctorate in mining production from Moscow State Mining University.

        Jan A. Castro has been our Senior Vice President—Investments and Corporate Affairs since January 2005. From March 2003 to December 2004, Mr. Castro served as our Senior Vice President—Corporate Affairs and General Counsel. Mr. Castro has also served as the General Counsel of Mechel Trading, a position he held from November 2002 until March 2003. Prior to joining us, Mr. Castro worked for Latham & Watkins LLP, an international law firm, where he advised clients on public and private offerings of equity and debt, including the initial public offerings of Mobile TeleSystems OJSC and Wimm-Bill-Dann Foods OJSC on the New York Stock Exchange, as well as on merger and acquisition transactions. Mr. Castro received his J.D. and B.A. from Columbia University.

        All of our directors were elected on June 28, 2005, and their terms expire on the date of our next annual shareholders' meeting. The business address for all our directors and executive officers is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation.

Compensation

        Our directors and executive officers were paid an aggregate of $3.1 million for services in all capacities provided to us during 2004. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2004, was $8,899. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board Practices

  Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Directors are elected for one-year terms and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, five of whom are independent. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders" for more information regarding the competence of our shareholders' meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

  Audit Committee

        Our audit committee consists of Roger Gale, Sir Andrew Wood and David Johnson, each of whom is a non-management member. The purpose of this committee is to assist the Board with its oversight responsibilities regarding:

  •
  the quality and integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  the independent auditor's qualifications and independence; and

  •
  the performance of our internal audit function and independent auditor.

Review Commission

        The review commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our review commission are nominated and elected by our shareholders for a term of one year. A director may not simultaneously be a member of the review commission. Our review commission currently has three members: Dmitry Kletsky, Lyudmila Radishevskaya and Eleonora Zolotareva. The powers and duties of our review commission were determined by regulations approved by our shareholders' meeting.

Corporate Governance Principles

        Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the Federal Service for the Financial Markets and supplement the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders' rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continue to adapt our corporate governance principles to best-practice developments. Our corporate governance principles are available at www.mechel.com.

        We have a majority independent Board of Directors pursuant to the requirements of the New York Stock Exchange applicable to U.S. companies.

        We are in compliance with applicable corporate governance requirements of the NYSE. The NYSE permits listed companies that are foreign private issuers, such as Mechel, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. In addition, we have voluntarily complied with certain other requirements applicable to U.S. companies under NYSE listing standard 303A. A summary description of NYSE listing standard 303A showing our compliance therewith and/or the alternative corporate governance practices followed by us is available at www.mechel.com.

Employees

        At December 31, 2004, we employed approximately 82,324 people as follows:

Company (including its subsidiaries)	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	24,685	90%
Southern Kuzbass Coal Company	Russia	Coal	12,675	90%
Izhstal	Russia	Steel	10,891	95%
Beloretsk Metallurgical Plant	Russia	Steel	8,910	90%
Mechel Campia Turzii	Romania	Steel	5,379	96%
Mechel Targoviste	Romania	Steel	4,821	95%
Southern Urals Nickel Plant	Russia	Nickel	4,686	85%
Korshunov Mining Plant	Russia	Iron Ore	4,363	92%
Urals Stampings Plant	Russia	Steel	3,006	93%
Vyartsilya Metal Products Plant	Russia	Steel	531	—
Mechel Trading House	Russia	Sales and Distribution	533	—
Mechel Nemunas	Lithuania	Steel	378	43%
Port Posiet	Russia	Shipping	323	93%
Mechel Steel Group	Russia	Corporate	156	—
Mechel Trading	Switzerland	Sales and Distribution	111	—
Other	Russia, CIS	Coal, Steel	876	—

Total			82,324	88%

        Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant and Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia, and employees of Southern Kuzbass Coal Company are members of Russian Independent Trade Union of Coal Industry Workers. Employees of Mechel Targoviste are members of Independent Trade Union of Mechel Targoviste.

        We consider our relationship with our employees to be good.

Management Share Bonus and Share Option Plans

        We are considering establishing a share bonus plan and/or share option plan for officers and key employees. If we establish such plans, we will set aside treasury shares in an amount not exceeding 2% of our outstanding common shares. The common shares to be delivered under these plans are currently owned by our wholly-owned subsidiary, Mechel Trading AG. See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth information regarding the beneficial ownership of our shares as of June 1, 2005, based on our share register and certain additional information provided by our major shareholders:

Name of Beneficial Owner	Number of Shares	%
Igor V. Zyuzin(1)	175,764,169.5	42.22%
Vladimir F. Iorich(2)	175,764,169.5	42.22%
Mechel Trading AG(3)	13,152,065	3.16%
All other directors, officers and employees(4)	3,638,206	0.87%
Other free float	47,952,135	11.52%
Total	416,270,745	100.00%

(1)
Mr. Zyuzin is Chairman of our Board of Directors. See "Item 6—Directors, Senior Management and Employees—Directors and Executive Officers." His business address is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Of the shares beneficially owned by Mr. Zyuzin, 43,061,257 shares are held through MetHol OOO and 50,926,280.5 shares are held through Conares Holding AG, a company he owns on an equal basis with Mr. Iorich. Mr. Zyuzin is a party to the Ownership, Control and Voting Agreement dated August 1, 1995.
(2)
Mr. Iorich is our Chief Executive Officer and a member of our board of directors. See "Item 6—Directors, Senior Management and Employees—Directors and Executive Officers." His business address is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Of the shares beneficially owned by Mr. Iorich, 60,320,703 shares are held through Klypso Limited and 50,926,280.5 shares are held through Conares Holding AG, a company he owns on an equal basis with Mr. Zyuzin. Mr. Iorich is a party to the Ownership, Control and Voting Agreement dated August 1, 1995.
(3)
Mechel Trading AG is wholly-owned by us. In our U.S. GAAP consolidated financial statements including elsewhere in this document, these shares are considered treasury shares.
(4)
We believe all of our directors, officers and employees as a group, other than Messrs. Zyuzin and Iorich, own less than 1% of our shares.

        None of our shareholders have voting rights different from any other holders of our shares. To the best of our knowledge, none of our shares are currently held by investors in the U.S. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control. Since the completion of the initial public offering on November 3, 2004, there have not been any significant changes in the beneficial percentage ownership held by any major shareholders.

  Ownership, Control and Voting Agreement of August 1, 1995

        Our principal shareholders, Igor Zyuzin and Vladimir Iorich, have acted in concert since 1995 pursuant to an Ownership, Control and Voting Agreement which requires them to vote the same way. The agreement also requires them to take all actions stated therein on the basis of the principal of parity, including the following:

  •
  joint investment activities, which are defined in the agreement as acquisitions of assets in the industry and service sectors;

  •
  to take all actions in relation to the management of joint assets pursuant only to mutual agreement;

  •
  in the event that the parties cannot agree upon an action relating to a joint asset, to dispose of the asset and evenly split the benefits arising from the disposition;

  •
  to distribute all profits, income and other tangible and/or intangible benefits from their investment activity evenly;

  •
  to maintain their ownership parity with respect to their combined stake in the assets acquired pursuant to the agreement so that, at all times, they own equal stakes in such assets (or, in the event that they do not own equal stakes, to ensure that the principle of parity remains in place with respect to the rights of, and benefits owed to, the party owning a lesser stake); and

  •
  to conduct all matters and/or relations between them that are not reflected in the agreement in accordance with the principle of parity.

        The agreement is governed by the laws of Switzerland. Any dispute arising out of or in connection with the agreement will be settled by arbitration in accordance with the Swiss Rules of International Arbitration.

        See also "—Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are controlled by two shareholders who run our business collectively and whose interests could conflict with those of the holders of our securities."

Related Party Transactions

  Magnitogorsk Iron and Steel Works

        Until December 2004, we owned 17.3% of the common and 12.6% of the preferred shares of MMK. We sold our entire shareholding in MMK in December 2004.

        In the years ended December 31, 2003, 2002 and 2001, MMK purchased 2.9 million tonnes, 2.6 million tonnes and 2.9 million tonnes of coking coal, respectively, from us generating sales revenue of $126.3 million, $90.7 million and $100.6 million, respectively. In 2003, MMK purchased 1.4 million tonnes of iron ore concentrate from Korshunov Mining Plant for $36.5 million. We stopped selling raw materials to MMK in January 2004 but recommenced selling coking coal concentrate and iron ore concentrate to it in February 2005.

        In the years ended December 31, 2004, 2003, 2002 and 2001, we purchased MMK steel products at a cost of $26.4 million, $154.0 million, $105.3 million and $123.0 million, respectively, which we resold internationally through our trading subsidiary, Mechel Trading. These products consisted of hot-rolled and cold-rolled plates and coils and galvanized sheets. In January 2004 we stopped purchasing purchasing MMK steel products.

  CMS-Dubai

        Until January 2003, Dennis Ruf, the Chief Operating Officer at Mechel Metal Supply, owned a 50% interest in CMS-Dubai, a company engaged in trading business in Dubai. CMS-Dubai purchases steel products from us at market prices and resells them. In addition, CMS-Dubai sells products from other mills not affiliated with us, and also operates a steel service center in Dubai, cutting steel to customer specifications and stocking steel for third parties. During the years ended December 31, 2003 and 2002, CMS-Dubai purchased $12.9 million and $4.6 million, respectively, of steel products from us. We sell our products to CMS-Dubai on an interest-free deferred payment basis.

  Conares Holding AG

        Conares Holding, a Swiss company, is a shareholder of Mechel and is beneficially owned by Messrs. Zyuzin and Iorich. We engaged in transactions with Conares Holding in connection with our reorganization. Conares Holding also provided financing to us, as well as received financing from us, in connection with our reorganization. As of December 31, 2004, Conares Holding owed us $1.2 million, and we did not owe Conares Holding any amounts.

  Uglemetkooperatsia ZAO

        Uglemetkooperatsia, a Russian company, is owned by Mr. Zyuzin. Uglemetkooperatsia provided financing to us, as well as received financing from us, in connection with our reorganization. As of December 31, 2004, Uglemetkooperatsia owed us $9.3 million. The financing we provided was interest-free. We owed Uglemetkooperatsia a total of $0.6 million as of December 31, 2004. In addition, during 2003, the debt of Uglemetkooperatsia to one of our subsidiaries was written off in the total amount of $1.4 million.

  Uglemet ZAO

        Uglemet, a Russian company, is owned by Mr. Zyuzin. Uglemet provided us with equipment, office space for rent and financing, as well as received financing from us. Amounts of equipment sold and rent for office space provided by Uglemet to us in the first six months of 2002 totaled $0.03 million. Uglemet did not have any material transactions with us in 2003 or 2004. As of December 31, 2004, Uglemet owed us $0.9 million, and we did not owe Uglemet any amounts.

  MetHol OOO

        MetHol, a Russian company, is a shareholder of Mechel and is owned by Mr. Zyuzin. MetHol received financing from us in relation to our reorganization. As of December 31, 2004, MetHol owed us $2.7 million and we owed MetHol $0.4 million.

  Mechel Energy AG

        Mechel Energy AG, formerly named Conares Eagle AG, in which we own 50% of the ordinary shares, purchased coal from us in 2004 in the amount of $63.5 million. As of December 31, 2004, Mechel Energy AG owed us $0.8 million.

  Tomusinskiy Transportation Management Center (TPTU)

        We own 29.3% of ordinary shares in TPTU, which provides transportation services. During the year ended December 31, 2004, we purchased transportation services from TPTU in the amount of $2.6 million. The net outstanding balance as of December 31, 2004 in the amount of $0.2 million represents accounts payable for transportation services.

  Tomusinskiy Auto Repair Shop (TRMZ)

        We own 25.0% of ordinary shares in TRMZ, which provides auto repair services. During the year ended December 31, 2004, we purchased auto repair services from TRMZ in the amount of $4.9 million. The net outstanding balance as of December 31, 2004 in the amount of $0.4 million represents accounts payable for repair services.

  Mechel Metal Supply

        In October 2004, Mechel Trading transferred 1,072,313 and 268,078 of our shares held by it to two employees of Mechel Metal Supply Limited, our Lichtenstein trading subsidiary, in return for 20% and 5%, respectively, of the shares of this subsidiary owned by these employees.

  Other related parties

        In addition to the above, we provided financing to other related parties, primarily our shareholders and investee companies, that consisted of short-term maturity, unsecured and interest-free instruments.

Item 8. Financial Information

        See "Item 18. Financial Statements"

Litigation

        Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

        In October 2003, our Korshunov Mining Plant emerged from bankruptcy. In connection with its bankruptcy and the bankruptcy settlement agreement, we had a number of tax disputes, all but two of which we settled or paid in full in 2004. These ongoing tax disputes are in the amount of $44.0 million. We are contesting these tax claims and have not recorded an accrual for them in our consolidated financial statements.

        In 2003, some of our Russian trading subsidiaries received tax claims relating to alleged underestimation of profits tax and value-added tax based on varying interpretations of tax legislation during 1999 to 2002. These subsidiaries are no longer active, and we no longer use the transaction structures which gave rise to these tax claims. We settled or paid these claims in full in 2004.

Dividend Distribution Policy

        On June 28, 2005, our annual general shareholders' meeting approved an annual dividend of 5.7 billion rubles (or approximately $203.1 million) for the 2004 fiscal year. Mechel Steel Group declared a dividend of 149 million rubles (or approximately $5.2 million) on June 24, 2004, which was paid in October 2004. Certain companies in our group paid dividends to our controlling shareholders in amounts of $26.3 million, $13.4 million and $8.8 million in the years ended December 31, 2003, 2002 and 2001, respectively. Our dividend policy is to declare and pay an annual dividend equal to at least 15% of our annual net income, as determined under U.S. GAAP, subject to any applicable Russian legal restrictions. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends."

        Dividend payments, if any, must be recommended by our board of directors and approved by our shareholders. In particular, dividends may be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

  •
  our charter capital has been paid in full;

  •
  the value of our net assets, calculated under Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of our charter capital, our reserve fund and the difference between the liquidation value and the par value of our issued and outstanding preferred shares;

  •
  we have repurchased all shares from shareholders having the right to demand repurchase; and

  •
  we are not, and would not become as the result of the proposed dividend payment, insolvent.

        For a further description, please refer to "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends."

        We anticipate that any dividends we may pay in the future on the common shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary's fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar.

Item 9. The Offer and Listing

        Our ADSs are listed on the New York Stock Exchange under the symbol "MTL". Our common shares are listed on the RTS under the symbol "MTLR".

        The following table sets forth the high and low trading prices per ADS and common share for each month following their respective listings.

	ADSs		Common Shares
	High	Low	High	Low
May 2005	27.32	24.03	8.85	8.25
April 2005	33.70	26.40	11.20	9.12
March 2005	30.72	26.62	10.15	9.40
February 2005	32.10	26.09	11.15	8.70
January 2005	26.50	21.05	7.90	7.90
December 2004	22.45	15.79	7.10	6.00
November 2004	22.00	20.05	no trades	no trades
October 2004	21.00	20.02	17.00	2.85

Item 10. Additional Information

Charter and Certain Requirements of Russian Legislation

        We describe below our registered common shares, the material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to this document, to learn its complete terms.

  Our Purpose

        Article 4.1 of our charter provides that our primary purpose is to earn profit, as well as to provide the highest-quality products for our customers.

  Description of Capital Stock

  General

        Pursuant to our charter, as amended, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 497,969,086 authorized common shares, each with a nominal value of 10 rubles, of which 416,270,745 shares are fully paid, issued and outstanding. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. No preferred shares are authorized or outstanding. Preferred shares may only be issued if amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors, provided that such disposals are not major or interested party transactions. Mechel Trading, a wholly-owned subsidiary, owns 3.16% of our outstanding common shares under Russian law. In our U.S. GAAP consolidated financial statements included elsewhere in this document, these shares are considered treasury shares (i.e., they are considered not outstanding).

        We are a joint stock company with fewer than 1,000 holders of voting shares for purposes of certain provisions of the Joint Stock Companies Law described below. We will continue to have fewer than 1,000 holders of voting shares for purposes of these provisions following our initial public offering, as the depositary will be considered under Russian law as the holder of all of our ADSs.

  Rights attaching to common shares

        Holders of our common shares have the right to vote at all shareholder meetings. As required by the Joint Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

  •
  freely transfer the shares without the consent of other shareholders;

  •
  receive dividends;

  •
  participate in shareholders' meetings and vote on all matters of shareholders' competence;

  •
  transfer voting rights to its representative on the basis of a power of attorney;

  •
  elect and dismiss members of the board of directors and the review commission;

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals to the agenda of the annual shareholders' meeting and propose candidates to the board of directors, collective and sole executive bodies, the review commission and the counting commission;

  •
  if holding, alone or with other holders, 10% or more of the voting stock, demand from the board of directors the calling of an extraordinary shareholders' meeting or an unscheduled audit by the review commission;

  •
  demand, under the following circumstances, repurchase by us of all or some of the shares owned by it, as long as the holder voted against or did not participate in the voting on the decision approving the action:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; and

  •
  amendment of our charter that restricts the holder's rights

  •
  upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

  •
  have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings; and

  •
  exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders' meetings approved in accordance with its competence.

  Preemptive rights

        Our charter provides existing shareholders with a preemptive right to purchase shares or convertible securities during an open subscription in an amount proportionate to their existing shareholding. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or convertible securities during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders, provided that each such shareholder may acquire a whole number of shares or convertible securities being placed in an amount proportionate to its existing holdings of such securities.

  Dividends

        The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we distribute to our shareholders. According to our charter, dividends are recommended to a shareholders' meeting by a majority vote of the board of directors, and approved by the shareholders' meeting by a majority vote. A decision on quarterly dividends must be taken within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders' meeting. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Meetings of Shareholders—Notice and Participation." Dividends are not paid on treasury shares.

        The Joint Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

  •
  the charter capital of the company has been paid in full;

  •
  the value of the company's net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company's charter capital, the company's reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company;

  •
  the company has repurchased all shares from shareholders having the right to demand repurchase; and

  •
  the company is not, and would not become as the result of the proposed dividend payment, insolvent.

  Distributions to shareholders on liquidation

        Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. Our charter allows us to be liquidated:

  •
  by a three-quarters majority vote of a shareholders' meeting; or

  •
  by a court order.

        Following a decision to liquidate the company, the right to manage our affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders' meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which may not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

        The Civil Code gives creditors the following order of priority during liquidation:

  •
  individuals owed compensation for injuries or deaths;

  •
  employees;

  •
  secured creditors;

  •
  federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and

  •
  other creditors in accordance with Russian legislation.

        The remaining assets of a company are distributed among shareholders in the following order of priority:

  •
  payments to repurchase shares from shareholders having the right to demand repurchase;

  •
  payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company's charter, if any; and

  •
  payments to holders of common and preferred shares.

  Liability of shareholders

        The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is called an "effective parent." The person or entity whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

  •
  the effective parent gives binding instructions to the effective subsidiary.

        Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent's effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, you will not be personally liable for our debts or those of our effective subsidiaries unless you control our business.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the fault of an effective parent only when the effective parent has used the right to give binding instructions, knowing that the consequence of carrying out this action would be insolvency of this effective subsidiary. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

  Share capital increase

        We may increase our charter capital by

  •
  issuing new shares, or

  •
  increasing the nominal value of already issued shares using the company's net income.

        Generally, a decision to increase the charter capital by issuing additional shares or increasing the nominal value of issued shares requires a majority vote of a shareholders' meeting or, in certain circumstances provided in our charter, a unanimous vote of the board of directors. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders' meeting.

        The Joint Stock Companies Law requires that newly issued shares be sold at market value, except in limited circumstances where (1) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an independent appraiser.

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require

  •
  prior registration of a share issuance with the Federal Service for the Financial Markets;

  •
  public disclosure of information relating to the share issuance; and

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares.

  Capital decrease; share buy-backs

        The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or receipt of our notice, repayment of all amounts due to them, as well as compensation for damages.

        The Joint Stock Companies Law allows our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at market price within one year of their repurchase or the shareholders must decide to cancel such shares and decrease the charter capital.

        The Joint Stock Companies Law allows us to repurchase our shares only if, at the time of repurchase:

  •
  our charter capital is paid in full;

  •
  we are not and would not become, as a result of the repurchase, insolvent;

  •
  the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

  •
  we have repurchased all shares from shareholders having the right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described immediately below.

        Russian legislation and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; or

  •
  amendment of our charter in a manner which results in restrictions of the holder's rights.

        We may spend up to 10% of our net assets (as of the date of the authorization to repurchase) calculated under Russian accounting standards for a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

  Registration and transfer of shares

        Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. NIKoil Registrator OAO maintains our shareholder register.

        The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, may be challenged in court.

  Reserve fund

        Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in cases when other funds are not available. Our charter provides for a reserve fund of 5% of our charter capital, funded through mandatory annual transfers of at least 5% of our statutory net profits until the reserve fund has reached the 5% requirement.

  General Meetings of Shareholders

  Procedure

        The powers of a shareholders' meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders' meeting may not decide issues that are not included in the list of its competence by the Joint Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  election and early removal of the members of the board of directors;

  •
  determination of the number, nominal value and type of authorized shares and rights granted by such shares;

  •
  changes in the company's charter capital;

  •
  appointment and early removal of the members of the company's review commission and counting commission;

  •
  approval of certain interested party transactions and major transactions;

  •
  distribution of profits;

  •
  decision on our participation in holding companies, commercial or industrial groups, or other associations of commercial entities; and

  •
  redemption by the company of issued shares in cases provided for by the Joint Stock Companies Law.

        Voting at a shareholders' meeting is generally on the principle of one vote per common share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting stock present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the voting stock present at a shareholders' meeting to approve the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company;

  •
  determination of the number, nominal value and type of authorized shares and the rights granted by such shares;

  •
  repurchase by the company of its issued shares;

  •
  any issuance of shares or securities convertible into common shares by closed subscription; or

  •
  issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares.

        The quorum requirement for our shareholders meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (or, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

        The annual shareholders meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

  •
  election of the members of the board of directors;

  •
  approval of the annual statutory reports, annual balance sheet and profit and loss statement;

  •
  approval of distribution of profits, including approval of annual dividends, if any;

  •
  approval of an independent auditor for statutory accounts; and

  •
  approval of review commission.

        The shareholders' meeting also approves fees and compensation for members of our board of directors. A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders' meeting and may nominate candidates for the board of directors, collective and sole executive bodies, the review commission and counting commission. Any agenda proposals or nominations must be provided to the company no later than January 30.

        Extraordinary shareholders' meetings may be called by the board of directors on its own initiative, or at the request of the review commission, the independent auditor of the statutory accounts or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

        A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

        The following issues cannot be decided by a shareholders' meeting by absentee ballot:

  •
  election of directors;

  •
  election of the review commission;

  •
  approval of a company's independent auditor for statutory accounts; and

  •
  approval of the annual report, balance sheet, profit and loss statement under Russian law, and any distributions of profits, including approval of annual dividends and losses, if any.

  Notice and participation

        All shareholders entitled to participate in a general shareholders' meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders' meeting to elect the board of directors by cumulative vote, shareholders must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda may be voted upon at a general shareholders' meeting.

        The list of persons entitled to participate in a general shareholders' meeting is compiled on the basis of data in our shareholder register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of a shareholders' meeting to elect the board of directors by cumulative vote, not more than 65 days before the date of the meeting).

        The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

  •
  by personally participating in the discussion of agenda items and voting thereon;

  •
  by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

  •
  by absentee ballot (if permitted by the board of directors); or

  •
  by delegating the right to fill out the absentee ballot to an authorized representative.

  Board of Directors

        Our charter provides that our entire board of directors is up for election at each annual general shareholders' meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders' meeting.

        The Joint Stock Companies Law requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company's charter or decision of the shareholders' meeting. Our charter provides that our board of directors shall consist of nine members, and the majority of our directors shall be independent.

        The Joint Stock Companies Law generally prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders' meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

  •
  convening annual and extraordinary shareholders' meetings, except in certain circumstances specified in the Joint Stock Companies Law;

  •
  setting a date, time and place for the shareholders' meeting;

  •
  approval of the agenda of the shareholders' meeting and determination of the record date for shareholders entitled to participate in a shareholders' meeting;

  •
  placement of our bonds and other securities, except in certain circumstances specified in our charter;

  •
  determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint Stock Companies Law;

  •
  repurchase of our shares, bonds and other securities in certain cases provided for by the Joint Stock Companies Law;

  •
  formation of our executive bodies, including appointment of the general director, and early termination of their powers and the establishment of their compensation;

  •
  recommendation on the amount of a dividend and the payment procedure;

  •
  recommendation on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

  •
  the use of our reserve fund and other funds;

  •
  the creation and liquidation of branches and representative offices;

  •
  approval of internal documents, except for those documents whose approval fall within the competence of the company's shareholders or general director;

  •
  approval of major and interested party transactions in the cases provided for by the Joint Stock Companies Law;

  •
  determination of our business priorities;

  •
  increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

  •
  approval of decisions on share issuances and of the prospectus relating to such share issuances, as well as of reports on the results of such share issuances;

  •
  decision on our participation in other organizations, with the exception of participation in holding companies, commercial or industrial groups, or other associations of commercial entities, where shareholders' vote is required by our charter;

  •
  approval of our share registrar; and

  •
  other issues, as provided for by the Joint Stock Companies Law and our charter.

        Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described herein. A board meeting is considered duly assembled and legally competent to act when at least five directors, including at least one independent director, are present. In addition, our charter requires the presence of at least three quarters of the total number of directors, including at least one third of the total number of independent directors, for board meetings convened to make decisions on certain matters specified in our charter.

  Interested Party Transactions

        Under the Joint Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or member of any executive body of the company, any person that owns, together with any affiliates, at least 20% of a company's issued voting stock or any person who is able to direct the actions of the company, if that person, or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is:

  •
  a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

  •
  the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

  •
  a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

        The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An "independent director" is a person who is not, and within the year preceding the decision was not, the general director, a member of any executive body or an affiliate of the company. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

        Approval by a majority of shareholders who are not interested in the transaction is required if:

  •
  the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company's assets determined under Russian accounting standards;

  •
  the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or secondary market sale of such securities, in an amount exceeding 2% of the company's issued voting stock;

  •
  the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

  •
  all the members of the board of directors of the company are interested parties, or none of them is an independent director.

        Approval by a majority of shareholders who are not interested in the transaction may not be required for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

        The approval of interested party transactions is not required in the following instances:

  •
  the company has only one shareholder that simultaneously performs the functions of the executive body of the company;

  •
  all shareholders of the company are deemed interested in such transactions;

  •
  the transactions arise from the shareholders executing their preemptive rights to purchase newly issued shares of the company;

  •
  the transactions arise from the repurchase, whether mandatory or not, by the company of the issued shares; or

  •
  the company is merging with another company, when the latter owns more than three-fourths of the voting capital stock of the company.

  Major Transactions

        The Joint Stock Companies Law defines a "major transaction" as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders' meeting.

  Change in Control

  Anti-takeover protection

        Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company having more than 1,000 holders of common shares must give at least 30, but no more than 90, days' prior written notice to the company. Additionally, the Joint Stock Companies Law provides that a person acquiring either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company with more than 1,000 holders of common shares, within 30 days of acquiring the shares, must offer to buy all of the common shares or securities that are convertible into common shares at a market price which shall not be lower than the weighted average price of the common shares over the six months before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common shares of a company by a person already holding (together with its affiliates) over 30% of the issued common shares of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company's charter or by a resolution adopted by a majority vote of a shareholders' meeting, excluding the votes of the acquirer (and its affiliates). New Russian securities regulations strongly discourage listed companies from waiving the buyout offer requirement, and regulators have advised Russian companies to abandon any waiver of this requirement. Our charter does not contain a waiver of this requirement.

  Approval of the Russian Federal Antimonopoly Service

        Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of the assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting capital stock of the company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, must be approved in advance by the Federal Antimonopoly Service.

        Because the rights of beneficial owners of our ADSs may not be recognized under Russian law, the depositary bank for our ADSs may be required to obtain such approval for deposits of our shares that would exceed 20% of our voting capital stock, and for any subsequent deposits.

  Notification of Foreign Ownership

        Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition if they are already registered with the Russian tax authorities at the time of acquisition. Russian law is unclear as to whether foreign persons and companies that are not registered with the Russian tax authorities at the time of their share acquisitions must register solely for the reason of such share acquisitions. Other than this notification requirement, there are no requirements or restrictions with respect to foreign ownership of our shares.

Material Contracts

  Glencore Nickel Contract

        We have an agreement with Glencore International AG to supply it with the greater of 40,000 tonnes of nickel or all of our total export tonnage during the period of August 2001 to December 2005. As of December 31, 2004, we had delivered a total of 27,784 tonnes of nickel under this contract. The price for each delivery is determined in U.S. dollars on the basis of nickel prices quoted by LME, less a certain discount.

Exchange Controls

        The Federal Law on Currency Regulation and Currency Control which came into effect as of June 18, 2004, empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. As the new regulatory regime is very recent and untested, it is currently unclear how it will be applied in practice. In particular, it remains uncertain whether it will be more or less restrictive than the prior laws and regulations it replaced.

  Capital import and export restrictions

        Pursuant to the Federal Law on Currency Regulation and Currency Control, the government and the Central Bank of Russia have the power to restrict, in particular, the following operations:

  •
  investments (not involving the acquisition of securities) by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors;

  •
  acquisition of Russian securities by foreign investors and foreign securities by Russian investors;

  •
  grants or receipts of loans and credits between residents and non-residents of Russia;

  •
  payments for export-import transactions with settlement over 180 days (and in limited cases, from over three to five years) following completion; and

  •
  the opening by Russian residents of bank accounts outside Russia and the transfers by Russian residents to such accounts of their funds from domestic accounts.

        Restrictions that may be introduced include:

  •
  the requirement for Russian residents to register their accounts in foreign banks with Russian tax authorities prior to the opening of such accounts (the "prior registration requirement");

  •
  the requirement to perform the operations listed above through special banking accounts with authorized Russian banks (the "requirement to use a special account"); and

  •
  the requirement to deposit in a special non-interest bearing account with an authorized Russian bank (the "reservation requirement") a monetary sum of:

  •
  up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days; or

  •
  up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

        As of the date hereof, the prior registration requirement has been introduced in respect of foreign currency accounts in banks located in countries which are not members of the Organization for Economic Cooperation and Development ("OECD" and the Financial Action Task Force on Money Laundering ("FATF") established by the G-7, and in respect of ruble accounts in banks located in countries which are members of OECD or FATF.

        As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

  •
  the receipt by residents of Russia from non-residents of foreign currency and ruble loans and credits with maturities of less than three years;

  •
  the acquisition of foreign securities (such as ADSs) by Russian investors; and

  •
  the acquisition of Russian securities (such as our shares) by foreign investors.

        As of the date hereof, the reservation requirement has been introduced, in particular, in respect of:

  •
  investments by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors in the amount of 25% of the sum of the performed currency transaction for 15 days;

  •
  the receipt by residents of Russia of foreign currency and ruble loans and credits with maturities of less than three years, in the amount of 2% of the loan/credit for one year;

  •
  the acquisition of foreign securities (such as ADSs) by Russian investors, in the amount of 25% of the sum paid for the securities for 15 days;

  •
  pre-payment by Russian residents for the import of works, services and rights to intellectual property to be transferred by non-residents more than 180 days following the pre-payment, in the amount of 10% of the sum of pre-payment, excluding the value of the consideration received from non-residents, for a period of time not exceeding 15 days; and

  •
  transfer of funds by Russian companies and individual entrepreneurs from their accounts in Russian banks to their accounts in foreign banks, in the amount of 25% of the sum of the transfer for 15 days (except for transfers to support foreign representative offices of Russian companies).

        Up to $150,000 worth of foreign securities in one calendar year may be purchased by Russian individuals from non-residents without any of the above restrictions.

        While at present restrictions imposed on foreign currency operations are limited in scope, the statutory powers of the government and the Central Bank of Russia enable them to:

  •
  increase the reservation requirements by an increase in the amount and/or the period of reservation; and/or

  •
  extend the reservation requirements and other restrictions to other types of foreign currency operations envisaged by the Federal Law on Currency Regulation and Currency Control.

        Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exemptions concerning, in particular, certain types of secured financing) and convert 10% of export receivables in foreign currency into rubles within seven days of the date on which they were received (also with a number of exemptions). Furthermore, certain types of cross-border operations may be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia. These requirements increase balances in our ruble-denominated accounts and, consequently, our exposure to currency devaluation risk.

  Restrictions on the remittance of dividends, interest or other payments to non-residents

        The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

        Ruble dividends on common shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

Taxation

        The following discussion describes the material U.S. federal and Russian income and withholding tax consequences to a beneficial owner of common shares or ADSs. No opinion of counsel will be issued with respect to the following discussion and, therefore, such discussion is not based on an opinion of counsel. A resident of the United States for purposes of the United States-Russia income tax treaty that is fully eligible for benefits under the United States-Russia income tax treaty is referred to herein as a "U.S. holder." Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if you are:

  •
  liable, under the laws of the United States, for U.S. federal income tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

  •
  not also a resident of the Russian Federation for Russian tax purposes.

        The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common shares in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person's permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of those holders.

        The following discussion is based on:

  •
  the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof;

  •
  Russian legislation; and

  •
  the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations. See "Item 3. Key Information—Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and thus could have a material adverse effect on our business and the value of our securities" and "Item 3. Key Information—Risk Factors—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses and changes in the Russian tax system could materially adversely affect our business and the value of our securities."

        We believe, and the following discussion assumes, that for U.S. federal income tax purposes, we were not a passive foreign investment company, foreign personal holding company or foreign investment company for the taxable year ending in 2004, we are not a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future.

        However, passive foreign investment company, foreign personal holding company and foreign investment company determinations are made annually and may involve facts that are not within our control. If we or one of our subsidiaries were a foreign personal holding company, a U.S. holder would be treated as receiving a dividend at the end of each taxable year in an amount equal to its pro rata share of that corporation's undistributed foreign personal holding company income and would be subject to other adverse U.S. federal tax consequences. The American Jobs Creation Act of 2004, or the Act, was recently enacted into law. The Act repeals the foreign personal holding company and foreign investment company rules for taxable years of foreign corporations beginning after December 31, 2004, and taxable years of U.S. holders with or within which such taxable years of foreign corporations end.

        The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential U.S. federal or Russian income and withholding tax consequences to you of ownership of common shares or ADSs. We urge you to consult your own tax adviser regarding the specific U.S. federal, state and local and Russian tax consequences of the ownership and disposition of the common shares or ADSs under your own particular factual circumstances.

  Russian Income and Withholding Tax Considerations

        The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. See "Item 3. Key Information—Risk Factors—Risks Relating to Our ADSs and the Trading Market—You may not be able to benefit from the United States-Russia double tax treaty."

        Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

        Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Importantly, after the prior Law on Fundamentals of the Tax System of the Russian Federation is repealed, Part 1 will specify all the taxes that can be imposed by federal and local authorities. Further, as of January 1, 2001, four chapters (value-added taxes, excise tax, individual income tax and unified social tax) of Part 2 of the Tax Code went into effect. The Profit Tax Chapter and Mineral Extraction Tax of the Tax Code became effective as of January 1, 2002.

  Taxation of dividends

        Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate to 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 10% rate applies to dividends paid to U.S. holders owning less than 10% of the entity's outstanding shares and 5% for U.S. holders, which is a legal entity, owning 10% or more of the entity's outstanding shares. Given the depositary's status as the legal owner of all the shares underlying our ADSs, it is possible that the depositary may claim entitlement to a reduced withholding tax rate of 5%. Under current regulations, authorization from the Russian tax authorities is not required to allow us to withhold at reduced rates under applicable double tax treaties provided that all of the numerous administrative requirements are met. See "—United States-Russia Income Tax Treaty Procedures."

        If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

  Taxation of capital gains

        U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common shares outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common shares to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

        U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States-Russia income tax treaty on the disposition of common shares or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from those provided in the treaty, by relying on the United Sates-Russia income tax treaty and complying with the appropriate procedures described below.

        Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

  United States-Russia income tax treaty procedures

        Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

        A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder's name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

        If tax is withheld by a Russian resident on dividends or other amounts at the rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the withholding date for individual U.S. holders. The package should include the appropriate form (1012DT (2002) for non-dividend income and 1011DT (2002) for dividend income), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

        Neither the depositary nor us will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

  United States Federal Income Tax Considerations

        The following is a general description of the material U.S. federal income tax consequences that apply to you if you are, for U.S. federal income tax purposes, a beneficial owner of ADSs or common shares who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or a political subdivision thereof, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your U.S. federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a financial institution;

  •
  a person subject to the alternative minimum tax;

  •
  a person who is a broker-dealer in securities;

  •
  an S corporation;

  •
  an expatriate subject to Section 877 of the United States Internal Revenue Code;

  •
  an owner of, directly, indirectly or by attribution, 10% or more of the outstanding common shares; or

  •
  an owner holding ADSs or common shares as part of a hedge, straddle, synthetic security or conversion transaction.

        In addition, this summary is generally limited to persons holding common shares or ADSs as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any U.S. state or local tax law or foreign tax law.

        For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying common shares represented by that ADS.

  Taxation of dividends on common shares or ADSs

        For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning after December 31, 2002, and before January 1, 2009, if you are a non-corporate taxpayer, such dividends should be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) in the case of ADSs, our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a "foreign personal holding company," a "foreign investment company" or a "passive foreign investment company." The Act repeals the foreign personal holding company and foreign investment company rules for taxable years of foreign corporations beginning after December 31, 2004 and taxable years of U.S. holders with or within such taxable years of foreign corporations end. Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or common shares. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for U.S. federal income tax purposes. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common shares or ADSs, which is generally available for dividends paid by U.S. corporations.

        If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by you, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in your income to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

        Russian withholding tax at the rate applicable to you under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying common shares represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

        A dividend distribution will be treated as foreign source income and will generally be classified as "passive income" or, in some cases, "financial services income" for U.S. foreign tax credit purposes. The Act modifies the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends generally constitute "passive category income" but could, in the case of certain U.S. holders, constitute "general category income." The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

  Taxation on sale or exchange of common shares or ADSs

        The sale of common shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted basis in such common shares or ADSs. That gain or loss will be capital gain or loss if the common shares or ADSs are capital assets in your hands and will be long-term capital gain or loss if the common shares or ADSs have been held for more than one year. If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of U.S. federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

        Deposits and withdrawals of common shares by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

        Gain realized on the sale of common shares or ADSs will generally be treated as U.S. source income and therefore the use of foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of common shares or ADSs.

  Information reporting and backup withholding

        Dividends and proceeds from the sale or other disposition of common shares or ADSs that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules and U.S. backup withholding tax, unless you are a corporation or other exempt recipient. In addition, you will not be subject to backup withholding if you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status.

Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available at the website maintained by the SEC at http://www.sec.gov.

        You can also inspect some of our reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures and Market Risk

        In the normal course of business, our financial position is routinely subject to a variety of risks. We are exposed to market risks associated with foreign currency exchange rates, interest rates, commodity and equity prices. We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable.

        Except for a single instance of hedging foreign currency exchange rates risk more fully discussed below, we do not enter into hedge transactions to manage the risks specified above.

        We do not hold or issue derivative financial instruments for trading purposes.

Currency risk

        The functional currencies for our Russian and Romanian subsidiaries are the ruble and lei, respectively. The U.S. dollar is the functional currency of our other international operations. Our reporting currency is the U.S. dollar.

        As the economies of Russia and Romania were considered highly inflationary through December 31, 2002 and September 30, 2004, respectively, transactions and balances of respective domestic operations not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, "Foreign Currency Translation." The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities are translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current non-monetary assets, liabilities and shareholders' equity, are stated at their actual U.S. dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the annual average exchange rates. Items in the statement of cash flows are translated at the annual average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated income statement as "Foreign exchange gain (loss)."

        Effective January 1, 2003 and October 1, 2004, Russia and Romania, respectively, no longer meet the criteria for highly inflationary economies for purposes of applying SFAS No. 52. Accordingly, for the periods starting January 1, 2003 and October 1, 2004, respectively, the translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income.

        The initial implementation of this change had the effect of decreasing the U.S. dollar value of the combined net assets of our Russian subsidiaries by $30.9 million and increasing the accumulated other comprehensive income by the same amount. The impact of the change was to record $30.9 million of income for the year ended December 31, 2003, as a component of accumulated net other comprehensive income in the shareholders' equity section of the consolidated balance sheet. The impact of the change related to Romania in 2004 was not significant.

        The Russian ruble and the Romanian lei are generally not convertible outside Russia and Romania, respectively, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. Further, our ability to convert Russian rubles and Romanian leis into other currencies in Russia and Romania, respectively, is subject to rules that restrict the purposes for which conversion and the payment in foreign currencies are allowed.

        In December 2002, we engaged in a series of forward transactions to buy U.S. dollars amounting to $11 million in total for euros to hedge our exposure to movements in foreign currency exchange rates arising on euro-denominated accounts receivable of Mechel Trading, our Swiss trading company. This derivative was not designated as a hedge for accounting purposes. Such forward transactions amounted to $58.8 million during the year ended December 31, 2004. We intend to continue to engage in such transactions.

        During the year ended December 31, 2003, we acquired other subsidiaries having their primary operations in Romania, Croatia and Lithuania, one in each country. The functional currencies of our Croatian and Lithuanian operations are their respective local currencies, the Croatian kuna and the Lithuanian lit, which were added to the list of our exposure foreign currencies.

        We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency at December 31, 2004.

Balance as of December 31, 2004	U.S. Dollar	Ruble	Euro	Lei	Other	Total
Current Assets:
Cash and cash equivalents	986,826	34,317	1,427	1,809	381	1,024,761
Trade receivables, net	48,352	30,757	42,943	10,352	3,193	135,597
Due from related parties	3,779	12,680	—	—	—	16,458
Deferred income taxes	—	7,380	—	—	111	7,491
Current assets on discontinued operations	—	—	217	—	1,030	1,247
Prepayments and other current assets	14,839	328,060	—	1,650	4,558	349,106

Total current assets	1,053,796	409,217	44,587	13,812	9,273	1,530,684
Current Liabilities:
Short-term borrowings and current maturities of long-term debt	(200,752)	(141,285)	(1,561)	(5,282)	—	(348,880)
Accounts payable and accrued expenses:
Advances received	(37,367)	(56,162)	(21)	(1,396)	(17)	(94,964)
Accrued expenses and other current liabilities	(11,507)	(61,686)	—	(2,723)	(222)	(69,846)
Pension obligations, current portion	—	(6,196)	—	(66)	—	(6,261)
Current liabilities of discontinued operations	—	—	—	—	(30)	(30)
Taxes and social charges payable	(23,960)	(114,856)	—	(5,500)	(1,211)	(145,527)
Trade payables to vendors of goods and services	(31,047)	(117,353)	(3,456)	(33,100)	(1,278)	(186,234)
Due to related parties	(199)	(1,851)	—	—	—	(2,050)
Asset retirement obligation	—	(8,219)	—	—	—	(8,219)
Deferred income taxes	(6,608)	(19,913)	—	—	—	(26,521)
Deferred revenue	—	(760)	—	—	—	(760)

Total current liabilities	(311,440)	(522,085)	(5,038)	(48,001)	(2,728)	(889,292)
Long-term Liabilities:
Restructured taxes and social charges payable, net of current portion	—	(76,912)	—	(10,451)	—	(87,364)
Long-term debt, net of current portion	(265)	(184,353)	—	(31,495)	—	(216,113)
Pension obligations, net of current portion	—	(38,168)	—	(2,552)	—	(40,720)
Asset retirement obligation, net of current portion	—	(65,016)	—	(1,439)	(303)	(66,758)
Due to related parties	—	—	—	—	—	—
Deferred income tax	—	(93,815)	—	(11,079)	(437)	(105,330)
Other long-term liabilities	—	(239)	—	—	—	(239)

Total long-term liabilities	(265)	(458,502)	—	(57,017)	(740)	(516,524)
Minority interest	285	(173,960)	—	(41,149)	—	(214,824)

Net monetary assets (liabilities)	742,375	(741,353)	39,549	(132,356)	5,805	(85,979)

        The table below summarizes our debt position by currency and rate method.

	U.S. Dollar	Ruble	Euro	Lei	Lit	Total
Total debt including	(201,018)	(325,638)	(1,561)	(36,777)	—	(564,993)
Fixed-rate debt	(201,018)	(325,638)	(1,561)	(36,777)	—	(564,993)
Variable-rate debt	—	—	—	—	—

Interest rate risk

        Our interest rate exposure results mainly from debt obligations. At December 31, 2004, we had debt amounting to $565.0 million, which was comprised exclusively of fixed-rate borrowings.

        We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future indebtedness. Once the market in Russia for hedging instruments matures, we will assess our options for hedging interest rate risks and may enter into such arrangements.

        The table below presents the principle cash flows and related range of interest rates, by expected maturity dates, of our fixed-rate debt obligations as of December 31, 2004.

		Expected maturity date as of December 31,						Annual Interest rate (Actual at December 31, 2004
	Currency	2005	2006	2007	2008	Thereafter	Total
		(in thousands of U.S. dollars)
Fixed-rate U.S. dollar debt:
BNP	U.S. dollar	147,659					147,659	3.8%
Gazprombank	U.S. dollar	23,377					23,377	8.9%
Cargill USA	U.S. dollar	10,000					10,000	7.3%
Uralsib	U.S. dollar	7,000					7,000	8.7%
Die Erste Vienna	U.S. dollar	3,566					3,566	6.0%
BCP Bank	U.S. dollar	2,693					2,693	5.0%
Credit Suisse	U.S. dollar	2,551					2,551	4.6%
Raiffeisenbank	U.S. dollar	1,500					1,500	4.5%
Conares Schaan	U.S. dollar	1,420					1,420	8.0%
Kuzbassugolbank	U.S. dollar	520					520	11.0%
ING Bank	U.S. dollar	405					405	4.2%
Darlehen Saros Consulting	U.S. dollar			265			265	10%
VBP	U.S. dollar	59					59	5.9%
Other banks	U.S. dollar	2					2	5.0%

Total		200,752	—	265	—	—	201,017
Fixed-rate euro debt:
Viniaus	Euro	681					681	4.0%
SAMPO	Euro	681					681	4.0%
STEIERMÄRKISCHE	Euro	199					199	0.0%

Total		1,561	—	—	—	—	1,561
Fixed-rate ruble debt:
Sberbank	Ruble	31,905					31,905	10.9%
Gazprombank	Ruble	28,830					28,830	13.0%
Sberbank	Ruble	18,573					18,573	10.6%
Savita	Ruble	10,548					10,548	0.0%
Transkreditbank	Ruble	4,658					4,658	11.4%
Transkreditbank	Ruble	3,612					3,612	11.0%
Vneshtorgbank	Ruble	3,404					3,404	9.0%
Uralsib	Ruble	2,523					2,523	11.0%
Medge	Ruble	216					216	0.0%
Vileniya	Ruble	195					195	0.0%
Mobilbank	Ruble	64					64	25.0%
AI-2000	Ruble	54					54	0.0%
BASK	Ruble	16					16	3.0%
Bonds	Ruble			72,076			72,076	10.7%
Bonds	Ruble	36,038					36,038	16.9%
Bonds	Ruble		108,113				108,113	11.8%
Promissory notes	Ruble		2,717				2,717	0.0%
Promissory notes	Ruble	173					173	0.0%
Other	Ruble	476	426	1,048			1,827	0.0%

Total		141,285	111,256	73,124	—	—	325,665
Fixed-rate lei debt:
APAPS	Lei		221	198	31,049		31,469	24.0%
Raiffaisenbank	Lei	2,752					2,752	20.5%
APAPS	Lei	2,530					2,530	24.0%

Total		5,282	221	198	31,049	—	36,750
Total debt:		348,880	111,477	73,587	31,049	—	564,993

        The carrying amounts of short-term loans approximate their fair values due to their short maturity. We believe that the carrying value of our long-term debt approximates its fair value.

Commodity price risk

        In the normal course of our business, we are primarily exposed to market risk of price fluctuations related to the purchase, production and sale of steel products, and to a lesser extent, to the purchase, production and sale of coal, coke and other products.

        We do not use commodity derivatives or long-term sales or supply agreements to manage our commodity price risks.

        Under certain of our steel products sales agreements we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices when the reseller delivers the products to the end customers. Historically, these selling price adjustments occur within an eight- to 16-week period from the date the products are delivered to the reseller. As of December 31, 2004 and 2003, we had 4,559 and 156,410 metric tonnes of our steel products in the distribution channel for which we received prepayments in the amount of $1.6 million and $45.5 million, respectively. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates?Revenue recognition."

Equity price risk

        As disclosed in Note 2(o) to our audited consolidated financial statements included herein, as of December 31, 2003 and 2002, we had a significant cost method equity investment in MMK. On December 21, 2004, we sold our shares in MMK to a third party. As of December 31, 2004, 2003 and 2002, we also had other minor cost method investments in equity of various Russian companies. These investments are exposed to market risk of fluctuations in equity prices.

        These investments are shares of Russian companies that are not publicly traded and, accordingly, their market values are not available. Currently, it is not practicable for us to estimate the fair values of these investments because we have not yet obtained or developed the valuation models necessary to make the estimates, and the cost of obtaining an independent valuation is believed by the management to be excessive considering the significance of the investments. Therefore, these investments are omitted from quantitative risk information disclosure presented herein.

        We do not use derivative instruments or any other arrangements to manage our equity price risks.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

        On October 4, 2004, we filed a registration statement on Form F-1 (Registration No. 333-119497) under the Securities Act of 1933, as amended, with the SEC with respect to an initial public offering of our shares in the form of ADSs. The Registration Statement was declared effective on October 28, 2004, and the offering was completed on November 3, 2004. All of the 11,100,553 ADSs offered by us and the 2,775,138 ADSs offered by the selling shareholders in the offering at an initial offering price of $21.00 per ADS were sold. The selling shareholders sold an additional 2,081,354 ADSs on December 1, 2004 pursuant to the over-allotment option. The underwriters of the offering were UBS Limited,

J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited and Troika Dialog (Bermuda) Ltd. The net proceeds to us from the offering were approximately $213.4 million, after deducting $12.2 million in underwriting discounts and commissions and $7.5 million in regulatory, legal, accounting and other miscellaneous fees and expenses.

        In November and December of 2004 and in the first five months of 2005, we used approximately all of our net proceeds for the following purposes:

Use	Approximate Amount 2004
Construction of plant, building and facilities and purchase and installation of machinery and equipment	$106.7
Acquisition of 25% plus one share of Yakutugol	$106.7
Total	$213.4

        None of the net proceeds to us from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owing ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. Controls and Procedures

        We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management's judgment.

        In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, we and our independent registered public accounting firm identified material weaknesses regarding various elements of our internal control over financial reporting. The Public Company Accounting Oversight Board's Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses, our chief executive officer and chief financial officer concluded that, as of December 31, 2004, the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms.

        The following material weaknesses in our internal control over financial reporting have been identified:

  •
  we do not have an adequate system of internal control over the preparation of our U.S. GAAP consolidated financial statements to ensure that material errors do not occur in their preparation;

  •
  we do not have an adequate financial reporting system for certain disclosure information to be submitted by our subsidiaries in the preparation of our U.S. GAAP consolidated financial statements;

  •
  we do not have a unified, comprehensive accounting and financial reporting system for U.S. GAAP reporting purposes to reduce to an acceptable level the likelihood that misstatements will be prevented or detected in a timely basis; and

  •
  we do not have adequate accounting resources and expertise in respect of the preparation of our U.S. GAAP consolidated financial statements.

        The first weakness was identified by our independent registered accounting firm during the course of their audit of our U.S. GAAP consolidated financial statements for the year ended December 31, 2003. Despite our implementation of certain improvements, several material audit adjustments and errors in the footnotes to the U.S. GAAP consolidated financial statements were identified, which resulted from errors in certain underlying data and misapplication of certain accounting principles.

        The second material weakness results from the fact that we do not have a comprehensive template containing all required disclosure for our subsidiaries to prepare our U.S. GAAP financial statements, which makes the preparation of our U.S. GAAP consolidated financial statements very time-consuming.

        The third material weakness results from the fact that there is no automated process in place to support the transformation of the statutory financial statements of our subsidiaries into U.S. GAAP consolidated financial statements, and that some of our subsidiaries use different financial reporting systems in the preparation of their statutory financial statements. The preparation of our U.S. GAAP consolidated financial statements is a manual process which involves (1) the transformation of these statutory financial statements into U.S. GAAP consolidated financial statements through accounting adjustments and (2) a consolidation of all these stand-alone statutory financial statements. Moreover, the use of different financial reporting systems creates significant inefficiencies and additional costs.

        The fourth material weakness was identified by our independent registered accounting firm during the course of their audit of our U.S. GAAP consolidated financial statements for the year ended December 31, 2003. The insufficient number of professional personnel in our international reporting department results in, among other things, untimely identification of significant accounting issues and affects our ability to implement an appropriate system of internal control over financial reporting. Furthermore, any future acquisitions may compound the current shortage of professional personnel without adequate planning.

        These material weaknesses were considered in determining the audit procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements and thus led them to perform additional procedures and verifications. As a result, these deficiencies did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

        We have taken and continue to take steps to correct the material weaknesses reported by our independent registered public accounting firm. Since 2003, we have hired five accounting personnel who are ACCA-qualified or have passed the Uniform CPA examination administered by American Institute of Certified Public Accountants with experience at other NYSE-listed Russian companies and at Big Four accounting firms in order to improve our U.S. GAAP capabilities. In July 2004, we engaged external consultants to help us correct the material weaknesses and improve our internal control over financial reporting. These consultants have provided recommendations with respect to data collection, financial reporting and internal control procedures based on best practices, and we will start implementing these recommendations in the near term.

        Although we have undertaken the foregoing initiatives, the existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We are taking steps to refine our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ending December 31, 2006, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes will be made to our internal control over financial reporting. See "Item 3. Key Information—D. Risk Factors—Our independent registered public accounting firm reported material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected."

        Other than the foregoing steps, since the date of the evaluation supervised by our management, there have been no material changes in our disclosure controls and procedures, or our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures or our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        Our Board of Directors has determined that Roger Gale, chairman of our audit committee, is an "audit committee financial expert." Mr. Gale is independent in accordance with SEC Rule 10A-3.

Item 16B. Code of Ethics

        Our code of business conduct and ethics is available at www.mechel.com.

Item 16C. Principal Accountant Fees and Services

        Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2004 and 2003, respectively.

	Year ended December 31,
	2004	2003
	(in thousand of U.S. dollars)
Audit Fees	$6,506,104	$3,034,797
Audit-Related Fees	$—	$—
Tax Fees	$133,602	$233,570
All Other Fees	$—	$—
Total	$6,639,706	$3,268,367

Audit services

        The amount of audit fees includes fees necessary to perform an audit or quarterly review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, attest services, consents and assistance with, and review of, documents filed with the SEC.

Audit-related services

        This category includes assurance and related services that are typically performed by the independent auditor. More specifically, these services included, among others, employee benefit plan audits, accounting assistance in connection with proposed or consummated transactions and consultation concerning financial accounting and reporting standards. Ernst & Young LLC did not provide any such services to the Company during the years ended December 31, 2004 and 2003.

Tax services

        Tax services include, among others, tax consultation related to proposed and consummated transactions, restructuring, personal taxation and general tax consultation.

Other services

        For the years ended December 31, 2004 and 2003, no fees were incurred for services rendered by Ernst & Young LLC, other than the services described under "Audit services," "Audit-related services" and "Tax services."

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2004 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any shares or ADSs in 2004.

PART III

Item 17. Financial Statements

        See instead "Item 18. Financial Statements."

Item 18. Financial Statements

        The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Index to Consolidated Financial Statements	F-1
Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3
Consolidated Income Statements for the years ended December 31, 2004, 2003 and 2002	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	F-5
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002	F-7
Notes to the Consolidated Financial Statements	F-8

Item 19. Exhibits

Exhibit No.	Description
1.1	Charter of Mechel Steel Group OAO, as amended (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, No. 333-119497)
1.2	Amendment to the Charter of Mechel Steel Group OAO, registered November 3, 2004
1.3	Amendment to the Charter of Mechel Steel Group OAO, registered December 16, 2004
3.1
Agreement on Ownership, Control and Exercise of Voting Rights dated August 1, 1995, between Igor V. Zyuzin and Vladimir F. Iorich (incorporated herein by reference to Exhibit 9.1 to the Registration Statement on Form F-1, No. 333-119497)
4.1
Commercial Contract 227.01.13928-P dated August 17, 2001, between Mechel Trading AG and Glencore International AG (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1, No. 333-119497)
8.1	Subsidiaries of Mechel Steel Group OAO
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MECHEL STEEL GROUP OAO
By:	/s/ VLADIMIR F. IORICH
Vladimir F. Iorich Chief Executive Officer

Date: June 29, 2005

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
Mechel Steel Group OAO

        We have audited the accompanying consolidated balance sheets of Mechel Steel Group OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the "Group") as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As more fully described in Note 3(g) to the consolidated financial statements, the value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by accounting principles generally accepted in the United States.

        In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 15 to the financial statements, effective January 1, 2003, the Group adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". As discussed in Note 3(l) to the financial statements, effective January 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ Ernst & Young LLC

June 22, 2005
Moscow, Russia

MECHEL STEEL GROUP OAO

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

	Notes	December 31, 2004	December 31, 2003
ASSETS
Cash and cash equivalents	4	$1,024,761	$19,279
Accounts receivable, net of allowance for doubtful accounts of $20,850 in 2004 and $22,276 in 2003	5	135,597	85,472
Due from related parties	9	16,458	28,530
Inventories	6	568,545	348,958
Deferred cost of inventory in transit	3(q)	—	29,554
Current assets of dicontinued operations	2(p)	1,247	18,966
Deferred income taxes	18	7,491	10,558
Prepayments and other current assets	7	349,106	170,824

Total current assets		2,103,205	712,141
Long-term investments in related parties	8	9,270	52,943
Other long-term investments	8	66,663	15,069
Non-current assets of discontinued operations	2(p)	165	416
Intangible assets, net	10	6,379	1,936
Property, plant and equipment, net	11	1,274,722	881,284
Mineral licenses, net	12	166,483	160,106
Deferred income taxes	18	11,940	5,212
Goodwill	2(q)	39,441	5,402

Total assets		$3,678,268	$1,834,509

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current portion of long-term debt	13	$348,880	$342,093
Accounts payable and accrued expenses:
Advances received		94,964	74,414
Accrued expenses and other current liabilities		69,847	60,628
Taxes and social charges payable	14	145,527	149,392
Trade payable to vendors of goods and services		186,233	140,975
Due to related parties	9	2,048	13,887
Current liabilities of discontinued operations	2(p)	30	6,923
Asset retirement obligation	15	8,219	1,995
Deferred income taxes	18	26,521	16,883
Deferred revenue		760	52,915
Pension obligations, current portion	16	6,261	—

Total current liabilities		889,290	860,105
Long-term debt, net of current portion	13	216,113	122,311
Restructured taxes and social charges payable, net of current portion	14	87,364	96,879
Asset retirement obligations, net of current portion	15	66,758	11,942
Pension obligations, net of current portion	16	40,720	—
Deferred income taxes	18	105,330	108,684
Other long-term liabilities		240	1,418
Commitments and contingencies	23	—	—
Minority interests	2(r)	214,824	184,344
SHAREHOLDERS' EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 and 382,969,086 shares issued and 403,118,680 and 366,178,815 shares outstanding as of December 31, 2004 and 2003, respectively)	17	133,507	121,935
Treasury shares, at cost (13,152,065 and 16,790,271 common shares as of December 31, 2004 and 2003, respectively)		(4,187)	(5,346)
Additional paid-in capital		304,404	92,659
Accumulated other comprehensive income		93,687	46,921
Retained earnings		1,530,218	192,657

Total shareholders' equity		2,057,629	448,826

Total liabilities and shareholders' equity		$3,678,268	$1,834,509

See accompanying notes to consolidated financial statements

MECHEL STEEL GROUP OAO

Consolidated Income Statements

(in thousands of U.S. dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2004	2003	2002
Revenue, net (including related party amounts of $68,806, $211,943 and $134,965 during 2004, 2003 and 2002, respectively)		$3,635,955	$2,028,051	$1,314,149
Cost of goods sold (including related party amounts of $11,734, $212,492 and $133,326 during 2004, 2003 and 2002, respectively)		(2,225,088)	(1,422,987)	(947,527)

Gross profit		1,410,867	605,064	366,622
Selling, distribution and operating expenses:
Selling and distribution expenses		(367,514)	(213,977)	(168,106)
Taxes other than income tax	19	(69,285)	(44,716)	(30,372)
Accretion expense	15	(2,081)	(2,433)	—
Goodwill impairment	2(q)	—	—	(7,219)
Recovery of (provision for) doubtful accounts	5	7,859	(9,056)	(3,622)
General, administrative and other operating expenses	20	(229,039)	(137,201)	(68,159)

Total selling, distribution and operating expenses		(660,060)	(407,383)	(277,478)

Operating income		750,807	197,681	89,144
Other income and (expense):
Income (loss) from equity investments	8	4,621	1,221	(2,675)
Interest income		2,375	2,274	4,477
Interest expense		(51,409)	(48,516)	(36,773)
Other income, net	21	836,817	26,333	7,794
Foreign exchange gain (loss)		1,884	(2,867)	9,094

Total other income and (expense), net		794,288	(21,555)	(18,083)

Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principles		1,545,095	176,126	71,061
Income tax expense	18	(175,776)	(47,759)	(2,653)
Minority interest in (income) loss of subsidiaries	2(r)	(11,673)	18,979	10,433

Income from continuing operations		1,357,646	147,346	78,841
Loss from discontinued operations, net of tax	2(p)	(15,211)	(5,790)	(1,835)
Extraordinary gain, net of tax	2(q)	271	5,740	1,388

Income before cumulative effect of changes in accounting principle		1,342,706	147,296	78,394
Change in accounting principle, net of tax	15, 2(q)	—	(3,788)	10,859

Net income		1,342,706	143,508	89,253

Currency translation adjustment		49,116	46,921	—
Unrealized (losses) gains on marketable securities		(2,350)	—	—

Comprehensive income		$1,389,472	$190,429	$89,253

Basic and diluted earnings per share:	17
Earnings per share from continuing operations		$3.63	$0.39	$0.24
Loss per share effect of discontinued operations		(0.04)	(0.01)	(0.01)
Earnings per share effect of extraordinary gain		0.00	0.02	0.01
Earnings per share effect of a change in accounting principle		0.00	(0.01)	0.03

Net income per share		$3.59	$0.39	$0.27

Weighted average number of shares outstanding		373,971,312	366,178,815	333,243,450

See accompanying notes to consolidated financial statements

MECHEL STEEL GROUP OAO

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Year ended December 31,
	2004	2003	2002
Cash Flows from Operating Activities
Net income	$1,342,706	$143,508	$89,253
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	120,444	83,980	65,752
Depletion and amortization	17,376	17,709	13,022
Foreign exchange (gain) loss	(1,884)	2,867	(9,094)
Deferred income taxes	(11,217)	(6,905)	(26,055)
(Recovery of) provision for doubtful accounts	(7,859)	10,011	3,622
Inventory write-down	2,183	4,624	523
Accretion expense	2,081	2,433	—
Impairment of goodwill	—	—	7,219
Minority interest	11,673	(18,980)	(10,433)
Effect of change in accounting principle	—	3,788	(10,859)
(Income) loss from equity investments	(4,621)	(1,221)	2,675
Non-cash interest on long-term tax and pension liabilities	11,425	13,302	4,854
Loss (gain) on sale of property, plant and equipment	5,736	4,111	(968)
(Gain) loss on sale of long-term investments	(803,405)	(2,417)	566
Loss from discontinued operations	15,211	5,790	1,835
Gain on accounts payable with expired legal term	(1,250)	(1,400)	(4,000)
Gain on forgiveness of fines and penalties	(18,296)	(9,588)	(3,794)
Stock-based compensation expense	1,400	2,200	—
Amortization of capitalized costs on bonds issue	1,525	835	—
Pension service cost and amortization of prior year service cost	2,187	—	—
Extraordinary (gain)	(271)	(5,740)	(1,388)

Net change before changes in working capital	685,144	248,907	122,729

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(2,831)	(4,031)	(401)
Inventories	(170,726)	(97,783)	6,815
Trade payable to vendors of goods and services	(1,305)	(14,468)	(19,012)
Advances received	4,902	13,316	13,216
Accrued taxes and other liabilities	4,176	19,328	(27,996)
Settlements with related parties	1,253	(12,815)	(2,820)
Current assets and liabilities of discontinued operations	(4,134)	(17,036)	(1,616)
Deferred revenue and cost of inventory in transit, net	(22,607)	13,949	6,907
Other current assets	(197,734)	(29,509)	(16,753)

Net cash provided by operating activities	296,137	119,858	81,069
Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	—	(20,919)	(4,461)
Acquisition of minority interest in subsidiaries	(37,021)	(3,776)	(3,487)
Investment in Korshunov Mining Plant	—	(82,793)	(15,533)
Acquisition of Izhstal	(22,742)	—	—
Acquisition of Port Posiet	(29,966)	—	—
Acquisition of Kaslinsky Architectural Casting Plant	(996)	—	—
Investments in other non-marketable securities	(29,762)	(28,525)	(6,955)
Proceeds from disposal of discontinued operations	—	5,162	—
Proceeds from disposal of non-marketable equity securities	875,967	33,577	1,808
Proceeds from disposals of property, plant and equipment	3,647	3,813	2,980
Purchases of property, plant and equipment	(303,411)	(116,856)	(60,985)

Net cash provided from (used in) investing activities	455,716	(210,317)	(86,633)

continued on next page

continued from previous page
Cash Flows from Financing Activities
Proceeds from short-term borrowings		$954,733	$781,525	$394,388
Repayment of short-term borrowings		(941,340)	(747,815)	(366,675)
Dividends paid		(5,145)	(26,282)	(13,425)
Proceeds from issuance of common stock	17	220,873	—	—
Proceeds from long-term debt		75,241	112,736	40,916
Loans and notes (issued) to/received from related parties		—	6,397	(18,373)
Repayment of long-term debt		(52,093)	(23,482)	(33,409)

Net cash provided by financing activities		252,269	103,079	3,422
Effect of exchange rate changes on cash and cash equivalents		1,360	991	(283)

Net increase (decrease) in cash and cash equivalents		1,005,482	13,611	(2,425)
Cash and cash equivalents at beginning of year		19,279	5,668	8,093

Cash and cash equivalents at end of year		$1,024,761	$19,279	$5,668

Supplementary cash flow information:
Interest paid, net of capitalized		$(62,835)	$(32,394)	$(27,183)
Income taxes paid		$(136,473)	$(53,884)	$(8,781)
Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by SKCC (Note 17)		$340	$4,428	$—
Acquisition of plant and equipment in exchange for goods		$3,071	$—	—
Assumption of debt in business combination (Note 2(e))		$—	$2,673	$—
Net assets of subsidiaries contributed by shareholders (Note 14)		$—	$—	$24,096
Treasury shares issued to subsidiary (Note 17)		$9,723	$—	$16,995

See accompanying notes to consolidated financial statements

MECHEL STEEL GROUP OAO

Consolidated Statement of Changes in Shareholders' Equity

(in thousands of U.S. dollars, except share amounts)

	Common shares		Treasury shares			Accumulated other comprehensive income	Retained earnings/ (accumulated deficit)
					Additional paid-in- capital
	Shares	Amount	Shares	Amount				Total
Balances as of January 1, 2002	331,387,807	$105,512	(993,513)	$(316)	$90,323	$—	$(397)	$195,122
Net income	—	—	—	—	—	—	89,253	89,253
Dividends	—	—	—	—	—	—	(13,425)	(13,425)
Contributions by Controlling Shareholders (Note 17)	51,581,279	16,423	—	—	7,673	—	—	24,096
Treasury shares issued to subsidiary (Note 17)	—	—	(15,796,758)	(5,030)	(11,965)	—	—	(16,995)

Balances as of December 31, 2002	382,969,086	$121,935	(16,790,271)	$(5,346)	$86,031	$—	$75,431	$278,051

Net income	—	—	—	—	—	—	143,508	143,508
Dividends	—	—	—	—	—	—	(26,282)	(26,282)
Cumulative translation adjustment on opening balances	—	—	—	—	—	15,992	—	15,992
Cumulative translation adjustment for 2003	—	—	—	—	—	30,929	—	30,929
Stock-based compensation	—	—	—	—	2,200	—	—	2,200
Issuance of subsidiary stock	—	—	—	—	4,428	—	—	4,428

Balances as of December 31, 2003	382,969,086	$121,935	(16,790,271)	$(5,346)	$92,659	$46,921	$192,657	$448,826

Issue of shares (Note 17)	33,301,659	11,572	—	—	201,781	—	—	213,353
Net income	—	—	—	—	—	—	1,342,706	1,342,706
Dividends	—	—	—	—	—	—	(5,145)	(5,145)
Cumulative translation adjustment for 2004	—	—	—	—	—	49,116	—	49,116
Adjustment of available-for-sale securities	—	—	—	—	—	(2,350)	—	(2,350)
Stock-based compensation (Note 17)	—	—	2,297,815	732	668	—	—	1,400
Stock issued for acquisition of minority interest (Note 17)	—	—	1,340,391	427	9,296	—	—	9,723

Balances as of December 31, 2004	416,270,745	$133,507	(13,152,065)	$(4,187)	$304,404	$93,687	$1,530,218	$2,057,629

See accompanying notes to consolidated financial statements

MECHEL STEEL GROUP OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1.     GENERAL

(a)   Formation

        Mechel Steel Group OAO ("Mechel") was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the "Controlling Shareholders"). The Controlling Shareholders, directly or through their affiliates, either acquired existing companies or established new companies, at varying dates from 1995 through March 19, 2003, which were contributed to Mechel after its formation. Mechel and its subsidiaries are collectively referred to herein as the "Group". Set forth below is a summary of the Group's primary subsidiaries:

				Interest in voting stock held by the Group at December 31,
Name of subsidiary			Date control acquired(*)
	Registered in	Core business		2004	2003	2002
Mechel Trading AG (MT)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	100.0%	75.0%	75.0%
Mechel Trading House (MTH)	Russia	Holding and trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC), including its most significant subsidiaries:	Russia	Holding and trading	Jan 21, 1999	96.6%	96.0%	99.9%
Sibirginsk Open Pit Mine (SOPM)	Russia	Coal mining	Jan 21, 1999	90.4%	86.3%	86.1%
Krasnogorsk Open Pit Mine (KOPM)	Russia	Coal mining	Jan 21, 1999	87.4%	77.7%	77.1%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.4%	74.2%	73.6%
Olzherassk Open Pit Mine (OOPM)	Russia	Coal mining	Dec 28, 1999	80.6%	78.9%	78.4%
Tomusinsk Group Processing Plant (TGPP)**	Russia	Coal processing	Dec 31, 2000	—	84.4%	81.2%
Kuzbass Central Processing Plant (KCPP)	Russia	Coal processing	Dec 31, 2000	95.0%	88.4%	87.4%
Lenin Mine (LM)	Russia	Coal mining	Dec 29, 2001	78.5%	53.5%	53.7%
Usinsk Mine (UM)	Russia	Coal mining	Dec 29, 2001	78.6%	53.6%	53.8%
Siberian Central Processing Plant (SCPP)	Russia	Coal processing	Dec 22, 2000	90.8%	89.6%	83.5%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	86.9%	82.6%	82.4%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	79.3%	79.3%	79.3%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.4%	93.4%	91.6%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	90.2%	80.5%	51.1%

Mechel Targoviste S.A. (formerly, Combinatul de Oteluri Speciale Targoviste S.A.)	Romania	Steel products	Aug 28, 2002	81.0%	81.0%	79.7%
Mechel Zeljezara (MZ)	Croatia	Steel products	March 17, 2003	100.0%	100.0%	—
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	—
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	75.0%	70.3%	—
Mechel Campia Turzii S.A. (formerly, Industria Sarmei)	Romania	Steel products	June 20, 2003	81.0%	79.8%	—
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	—
Mechel Coal Resources (MCR)	Kazakhstan	Coal processing	Dec 31, 2003	100.0%	100.0%	—
Mechel Energo	Russia	Energy trading	Feb 3, 2004	100.0%	—	—
Port Posiet	Russia	Transportation	Feb 11, 2004	80.0%	—	—
Izhstal	Russia	Steel products	May 14, 2004	62.3%	—	—
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	—	—

*
Date when a control interest was acquired by either the Group or Controlling Shareholders.

**
Merged with SKCC on October 15, 2004.

        Subsequent to December 31, 2004, as disclosed in Note 24, "Subsequent events", the Group acquired additional equity interests in its existing subsidiaries.

(b)   Controlling Shareholders and Reorganization

        Since 1995, the Controlling Shareholders have acted in concert pursuant to a written Ownership, Control and Voting Agreement, which requires them to vote all shares of Mechel's subsidiaries owned by them in the same manner. The establishment of the Group in March 2003 involved the contribution of certain of the above subsidiaries, acquired before March 19, 2003, by the Controlling Shareholders to Mechel in exchange for all the outstanding capital stock of Mechel, forming a new holding company via an exchange of shares.

        As a result of this restructuring, the Controlling Shareholders maintained their original equal ownership in the subsidiaries through Mechel and Mechel became a direct holder of the stock of the subsidiaries.

        Shareholders in each of Mechel's subsidiaries before the restructuring who were not Controlling Shareholders did not contribute any shares in these subsidiaries to Mechel in exchange for its shares and were considered as outside the control group and these shareholders retained a minority interest in the subsidiaries. Thus, to the extent minority interests existed in the entities under common control prior to March 19, 2003, such minority interests did not change as a result of the formation of Mechel and the reorganization of the Group.

(c)   Basis of Presentation

        The formation of Mechel and contribution of the subsidiaries' shares into Mechel's capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner akin to a pooling for the periods presented. The consolidated financial statements have been prepared on the basis that Mechel existed for all periods presented since its inception, and was the majority shareholder of the contributed subsidiaries in all such periods, unless a subsidiary was acquired by the Controlling Shareholders during the periods presented, in which case the consolidated financial statements reflect the results of operation of the acquired subsidiaries from the date control was acquired.

(d)   Business

        The Group operates in two business segments: steel (comprising steel and steel products) and mining (comprising coal, iron ore and nickel), and conducts operations in Russia, Kazakhstan, Lithuania and Central and Eastern Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel and mining group. The Group operates in a highly competitive and cyclical industry, any local or global downturn in the industries may have an adverse effect on the Group's results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvement programs. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs. A more detailed description of activity is provided within individual notes on each significant subsidiary acquisition.

2.     ACQUISITIONS, INVESTMENTS AND DISPOSALS

        As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2002 and December 31, 2004.

(a)   Vyartsilya Metal Products Plant (VMPP)

        On May 24, 2002, the Group acquired 88.1% of the voting shares of VMPP for $111 in cash. VMPP is a hardware plant located in northwest Russia, producing low carbon, welding and structural wire, zinc-plated nails and steel and polymeric-coated nets. VMPP was acquired to develop further the downstream side of the steel business of the Group. VMPP sources its steel inputs from CMP. The Group has used and continues to use the assets of VMPP in the manner in which they were previously used.

        The acquisition of VMPP was accounted for using the purchase method of accounting. The results of operations of VMPP are included in the consolidated financial statements from the date of acquisition of control, May 24, 2002. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

May 24, 2002
Cash and cash equivalents	118
Other current assets	696
Property, plant and equipment	946
Current liabilities	(1,446)
Deferred income taxes	(85)

Fair value of net assets acquired	229
Minority's share in net assets	(118)

Total investment	111

(b)   Beloretsk Metallurgical Plant (BMP)

        At different dates through June 14, 2002, the Group acquired a total of 50.7% of the voting shares of BMP for $11,691 in cash. Prior to June 14, 2002, the Group did not have control over BMP, but exercised significant influence through its ownership of 33.3% of the voting shares, which were acquired at various dates through December 27, 2001. Between December 27, 2001 and June 14, 2002, BMP was accounted for under the equity method of accounting. Subsequently, in December 2002, the Group acquired an additional 0.4% of voting shares of BMP.

        BMP is a hardware plant located in the southern Urals in Russia, producing wire rod and a broad range of hardware. BMP was acquired to develop further the downstream side of the steel business of the Group. BMP sources its steel inputs from CMP. Prior to its acquisition, the Group had marketed BMP's products. The Group has used and continues to use the assets of BMP in the manner in which they were previously used.

        The regional government has special perpetual rights (the "golden share") in BMP giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors. Decisions subject to veto include: increases and decreases in share capital, amendments to the charter of BMP, liquidation and reorganization, investment in other legal entities, disposal or encumbrance of subsidiaries' property (if more than 25% of total assets), and any transaction with a member of BMP's board, CEO or any shareholder holding more than 20% of BMP's outstanding stock. Management is of the opinion that this golden share does not restrict its control over BMP.

        The acquisition of BMP was accounted for using the purchase method of accounting. The results of operations of BMP are included in the consolidated financial statements from the date of acquisition of control, June 14, 2002. Total investment in BMP at the control acquisition date was comprised of the cash paid for shares and the Group's share in equity results of BMP from December 27, 2001 to

June 14, 2002, and was allocated to the fair values of net assets acquired at the date of acquisition of control as follows:

June 14, 2002
Cash and cash equivalents	161
Other current assets	32,343
Property, plant and equipment	100,342
Other non-current assets	3,473
Current liabilities	(60,670)
Long-term liabilities	(26,053)
Deferred income taxes	(13,348)

Fair value of net assets acquired	36,248
Minority's share in net assets	(27,614)

Total investment	8,634

        On November 5, 2003, the Group purchased from the government an additional 29.4% of the common shares of BMP for $3,217 in cash. The excess of fair value of net assets acquired over the purchase price of $8,129 was allocated proportionally to reduce the value of property, plant and equipment and mineral reserves. The purchases of these minority interests in BMP were accounted for using the purchase method of accounting and recorded in the consolidated financial statements for the years ended December 31, 2003 and 2004, respectively. As a result, the Group increased its interest in BMP to 90.24%.

(c)   Mechel Targoviste S.A.

        On August 28, 2002, the Group acquired 79.7% of the common shares of Mechel Targoviste for $3,527 in cash. The Group also committed to invest up to approximately $21,072 to modernize the plant and upgrade its capacity, as well as to maintain its workforce level for five years.

        Mechel Targoviste is a major EAF steel mill in Romania, producing carbon and specialty steel long products, including rebar, carbon and low-alloy tube billets, forgings, including rods and ingots. The Group has used and continues to use the assets of Mechel Targoviste in the manner in which they were previously used.

        The acquisition of Mechel Targoviste was accounted for using the purchase method of accounting. The results of operations of Mechel Targoviste are included in the consolidated financial statements from the date of acquisition of control, August 28, 2002. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

August 28, 2002
Cash and cash equivalents	312
Other current assets	29,108
Property, plant and equipment	70,744
Current liabilities	(25,421)
Long-term liabilities	(29,595)
Deferred income taxes	(13,167)

Fair value of net assets acquired	31,981
Minority's share in net assets	(28,454)

Total investment	3,527

(d)   Ural Stamping Plant (USP)

        On April 24, 2003, the Group acquired 93.8% of the common shares of USP for $11,325 in cash. USP is located in the southern Urals and is Russia's largest producer of stampings from specialty steel and heatproof and titanium alloys. The acquisition of USP was accounted for using the purchase method of accounting. The results of operations of USP were included in the consolidated financial statements from the date of acquisition, April 24, 2003. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

April 24, 2003
Cash and cash equivalents	59
Other current assets	9,832
Other non-current assets	5
Property, plant and equipment	12,497
Current liabilities	(8,841)
Deferred income taxes	(181)

Fair value of net assets acquired	13,371
Minority's share in net assets	(2,046)

Total investment	11,325

(e)   Mechel Campia Turzii

        On June 20, 2003, the Group acquired 73.4% of the common shares of Mechel Campia Turzii for $2,849 in cash. Mechel Campia Turzii is a Romanian steel mill that produces long steel products, including carbon and alloyed wire rod, rebar, hardware and carbon and low-alloy billets. The Group also committed to the Romanian government to invest $19,040 to modernize the plant and upgrade its capacity, to spend $3,619 to improve the environment and to maintain its workforce level for five years. The environment obligation taken by the Group was discounted using 17% rate and included in the cost of investment in the amount of $2,673, together with cash consideration paid.

        In accordance with the purchase agreement, Mechel Campia Turzii was obligated to convert its debts to utility companies into shares. As a result of this conversion, on July 2, 2003, 6,356,364 new shares were issued to certain Romanian utility companies. Immediately after this conversion, the Group's interest was diluted to 54.8% of the common shares of Mechel Campia Turzii. On August 1, 2003, the Group purchased all of these new shares from the Romanian State Privatization Agency for a total consideration of $1,298. Upon completion of this transaction, the Group's interest increased to 79.8%. The acquisition of Mechel Campia Turzii was accounted for using the purchase method of accounting. The results of operations of Mechel Campia Turzii are included in the consolidated financial statements from the date of acquisition, June 20, 2003. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

June 20, 2003
Cash and cash equivalents	446
Other current assets	26,949
Property, plant and equipment	23,910
Current liabilities	(18,596)
Deferred income taxes	1,287

Fair value of net assets acquired	33,996
Minority's share in net assets	(21,436)
Extraordinary gain	(5,740)

Total investment	6,820

(f)    Korshunov Mining Plant (KMP)

        On December 25, 2002, the Group acquired 62.5% of the common shares of KMP, an iron ore mining operation located in eastern Siberia, for the total consideration of $34,498 in cash. The shares, however, lacked any voting rights as KMP was in bankruptcy proceedings; accordingly, the investment in KMP was carried at cost. Until the ratification on September 29, 2003, by a court of a Settlement Agreement with the KMP's creditors (the Group was the second largest creditor after the government, which was owed in arrears for taxes and social charges, including various penalties and interest), and removal of the court-appointed administrator for KMP on October 16, 2003, the Group's equity interest in KMP did not provide it the ability to exercise either control or significant influence over KMP. The control restrictions were completely removed and the Group obtained full control over KMP's operations on October 16, 2003, upon which the acquisition of KMP was accounted for using purchase method of accounting. The Group included the results of operations of KMP in its consolidated financial statements beginning October 16, 2003, the date of acquisition of control.

        Despite the lack of control over KMP during bankruptcy proceedings, the Group continued to increase its stake in KMP's equity and in February 2003 acquired an additional 7.7% of the common shares for $1 in cash. Together with the cash paid for the shares in KMP, the Group provided loans and other continuing support to KMP, which were aimed to pay the current liabilities and the tax and commercial debt arrears of KMP pursuant to the Settlement Agreement. At the date of acquisition of control, the cost of the Group's investment in KMP's equity, in total comprising 70.3% of its voting shares, and the amount loans and advances provided to KMP amounted to a total investment of $132,302. The Group has used and continues to use the assets of KMP in the manner in which they were previously used. The following table summarizes the fair values of net assets acquired and liabilities assumed at the date of acquisition of control.

October 16, 2003
Cash and cash equivalents	127
Other current assets	17,914
Property, plant and equipment	78,914
Mineral licenses	76,746
Long lived assets	2,144
Current liabilities	(13,363)
Long-term liabilities	(2,144)
Deferred income taxes	(28,036)

Fair value of net assets acquired	132,302

Total investment	132,302

        The acquisition of KMP was intended to support the Group's policy of making the technological cycle complete and independent of other iron ore suppliers.

(g)   Mechel Nemunas

        On October 15, 2003, the Group acquired 75.1% of the common shares of Nemuno Holding, a Lithuanian hardware manufacturer with two operating subsidiaries (collectively, "Mechel Nemunas"), for $4,031 in cash. In November and December 2003, the Group purchased the remaining 24.9% of the common shares of Nemuno Holding, and the remaining shares in its subsidiaries not already owned by Nemuno Holding, for a total of $1,000 in cash. As a result, the Group increased its interest in Nemuno Holding, subsequently renamed Mechel Nemunas, and its subsidiaries to 100%. The acquisition of Mechel Nemunas was accounted for using the purchase method of accounting. The results of operations of Mechel Nemunas are included in the consolidated financial statements from the date of acquisition of control, October 15, 2003. The following table summarizes the fair values of net assets acquired and liabilities assumed at the date of acquisition of control.

October 15, 2003
Cash and cash equivalents	79
Other current assets	3,506
Property, plant and equipment	2,206
Current liabilities	(2,950)
Deferred income taxes	117

Fair value of net assets acquired	2,958
Goodwill	2,073

Total investment	5,031

(h)   Port Posiet

        On February 11, 2004, the Group acquired 80.04% of the common shares of Port Posiet, a cargo port located in Russia's Far East on the Sea of Japan, for $30,000 in cash. The primary reason for the acquisition was the Group's intention to selectively expand its internal logistics capabilities, currently centered on the Group's railway freight and forwarding company. Through the acquisition of Port Posiet, located on the Sea of Japan, the Group tries to optimize its transportation expenses. The Group intends to ship primarily its coking coal concentrate, as well as steel products, to Asia through this port. No sea ports were readily available on the market, due to this fact and because most ports located in the Far East are controlled either by competitors or independent transportation companies, the Group had to pay a premium in order to acquire Port Posiet. The premium paid resulted in positive goodwill, none of which will be deductible for income tax purposes. The Port Posiet is included in the mining segment as the majority of its activity relate to movement of coal and coking coal concentrate.

        The acquisition of Port Posiet was accounted for using the purchase method of accounting. The results of operations of Port Posiet are included in the consolidated financial statements from the date of acquisition of control, February 11, 2004. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

February 11, 2004
Cash and cash equivalents	34
Other current assets	530
Property, plant and equipment	5,361
Current liabilities	(377)
Long-term liabilities	(207)
Deferred income taxes	(1,010)

Fair value of net assets acquired	4,331
Goodwill	26,534
Minority's share in net assets	(865)

Total investment	30,000

(i)    Kaslinsky Architectural Art Casting Plant

        On April 14, 2004, the Group acquired 100% of Kaslinsky Architectural Art Casting Plant, a small metal processing plant engaged in metal art product casting, located in Kasli, in Southern Urals, for $996 in cash. The acquisition is a small-scale corporate venture investment aimed at capitalizing on the recovery of a precedently recognized brand in the value-added segment of the metal products market. The acquisition of Kaslinsky Architectural Art Casting Plant was accounted for using the purchase method of accounting and recorded in the consolidated financial statements for the year ended December 31, 2004.

(j)    Gorbachev Mine

        On May 7, 2004, the Group acquired the property complex of Gorbachev mine and rights for mining operations for $1,600 in cash. Gorbachev mine is an underground coal mine containing primarily coking coal located in Kazakhstan, neighboring to the recently acquired Mechel Coal Resources, a Group's 100% subsidiary. The acquisition of Gorbachev mine was accounted for as an acquisition of an asset as it did not constitute a business.

(k)   Chelyabenergo

        From April through December 2004, the Group acquired 3.77% of Chelyabenergo, an electrical energy producer in the Chelyabinsk region, for $8,560 in cash. This investment is classified as available-for-sale securities.

(l)    Izhstal

        In January-February 2004, the Group acquired a 15.35% interest in Izhstal, a producer of semi-finished steel products, carbon and specialty steel products and forgings, similar to those of the Group, on the open market for $508 in cash. On May 14, 2004, the Group acquired an additional 26.9% interest from the government for $17,264 in cash, and a 17.17% interest from the management of Izhstal for $5,671 in cash. During May 2004, the Group acquired an additional 2.19% interest by buying shares on the open market for $1,694 in cash. Thus, by the end of May 2004, the Group had accumulated 61.61% of Izhstal voting stock and had paid a total of $25,137 in cash. The acquisition of Izhstal was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $75,040 of the amounts that otherwise would have been assigned to property, plant and equipment, in accordance with SFAS No. 141, "Business Combinations". The Group has revised the previously reported purchase price allocation to account for additional asset retirement obligations and capitalized asset retirement costs. The results of operations of Izhstal are included in the consolidated financial statements from the date of acquisition of control, May 14, 2004. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

May 14, 2004
Cash and cash equivalents	2,396
Other current assets	35,134
Property, plant and equipment	112,172
Current liabilities	(47,661)
Long-term liabilities	(19,935)
Deferred income taxes	(10,122)

Fair value of net assets acquired	71,984
Minority's share in net assets	(46,847)

Total investment	25,137

        After the acquisition date and prior to December 31, 2004, the Group acquired additional 0.71% interest for $230 in cash.

(m)  Invest Coal

        On June 17, 2004, the Group acquired 100% of Invest Coal for $3,275 in cash. Invest Coal owns licenses for mineral reserves extension, mostly in the area surrounding one of the Group's coal mines. The acquisition of Invest Coal facilitates the extraction of mineral reserves of that coal mine. The acquisition of Invest Coal was accounted for as an acquisition of an asset as it did not constitute a business.

(n)   Mechel Energo

        On February 3, 2004, the Group acquired the assets of REK Energosbyt, later re-named Mechel Energo, an emerging energy trader in Siberia and Eastern Russia, whose primary asset was a license to operate in the wholesale segments of the Russian electricity market, for $2,005, including $1,735 paid with promissory notes and $270 in cash. The acquisition of Mechel Energo was accounted for as an acquisition of an asset as it did not constitute a business. The license was recorded as an intangible asset and is being amortized over five years.

(o)   Magnitogorsk Iron and Steel Works (MMK)

        As of December 31, 2003, the Group had an investment in MMK shares and participated in the MMK board of directors. During the year ended December 31, 2004, the Group has increased its investment in MMK through acquisition of 0.59% of non-voting preferred shares and 0.36% of common shares for the total cash consideration of $20,960. As a result, the Group subsidiaries owned 17.25% of ordinary shares and 12.57% of preferred shares as of December 20, 2004 having a carrying value of $69,353. On December 21, 2004, the Group sold most of its shares in MMK to a third party for the total of $870,000, including $90,000 paid under a mutual release agreement, in which all potential claims between Mechel, on one hand, and MMK and its other shareholders, on the other, are waived. The total sales price was received in cash. The gain realized on the sales of MMK shares in 2004 was equal to $799,982, as 0.01% of ordinary shares with carrying value of $367 were transferred from Mechel to the buyer on January 17, 2005 (refer to Note 21). The related sale proceeds of $701 were recorded as deferred income as of December 31, 2004.

(p)   Discontinued operations

        On February 6, 2003, the Group entered into an agreement to acquire substantially all the assets of Zeljezara Sisak, a tube producer located in Croatia. As consideration, the Group paid $0.01 in cash. The Group committed to invest $8,600 to modernize Zeljezara Sisak's plant and upgrade its capacity, as well as to maintain its workforce level for five years in return for receiving the business at no cost. The deal closed with registration of a new company, Mechel Zeljezara d.o.o. on March 17, 2003, whereby the assets of Zeljezara Sisak were transferred to Mechel Zeljezara. The acquisition of Mechel Zeljezara was accounted for using the purchase method of accounting.

        On September 14, 2004, Mechel Trading, Mechel Zeljezara, and Zeljezara Sisak, concurrently concluded two agreements relating to the operations acquired by Mechel Zeljezara from Zeljezara Sisak. Pursuant to the first agreement, Zeljezara Sisak, the seller, assigned its rights and obligations under the original asset purchase agreement to the Croatian Privatization Fund. Pursuant to the second agreement, all parties terminated the original purchase agreement, subject to the following conditions: (1) transfer by Mechel Zeljezara to the Croatian Privatization Fund of the assets acquired by Mechel Zeljezara and the employees of the plant; (2) donation by Mechel Zeljezara of spare parts in the amount of $1,798 to the Croatian Privatization Fund; (3) the redemption by the Croatian government of a bank guarantee given to it pursuant to the original purchase agreement in the amount of $4,316; and (4) waiver of any and all claims against Mechel Trading and Mechel Zeljezara. The Group has started accounting for Mechel Zeljezara as discontinued operations from September 14, 2004. Mechel Zeljezara is currently in liquidation, which is expected to be concluded in August 2005. The results of operations of Mechel Zeljezara are included in the consolidated financial statements from the date of acquisition, March 17, 2003.

        Consequently, as of December 31, 2004 and 2003, the Group's investment in Mechel Zeljezara was presented in the consolidated balance sheets, as follows:

	December 31, 2004	December 31, 2003
Condensed balance sheet select data
Cash and cash equivalents	273	24
Other current assets	974	18,942

Total current assets	1,247	18,966

Property, plant and equipment and other non-current assets	165	416

Total non-current assets	165	416

Accounts payable and accrued liabilities	(30)	(6,923)

Total current liabilities	(30)	(6,923)

        On July 1, 2001 and October 20, 1999, the Group acquired control of Belov Insurance Company and Uglemetbank, which provided insurance services (life and property) and banking services, respectively, mainly to SKCC and its subsidiaries. The results of operations of Belov Insurance Company and Uglemetbank were included in the consolidated financial statements from their respective dates of acquisition of control, July 1, 2001 and October 20, 1999.

        In June 2002, management committed to a plan to discontinue and sell substantially all of its shares in both Belov Insurance Company and Uglemetbank as they were considered non-core to the Group's operations and had generated net losses since acquisition. In October 2003, the Group sold its investment in Belov Insurance Company for $641 in cash and in November and December 2003 reduced its interest in Uglemetbank to 19%, by selling its shares for $4,521 in cash. The divestiture of the equity stakes in Belov Insurance Company and Uglemetbank resulted in a loss on disposal of $1,175, net of tax.

        For the three years ended December 31, 2004, the Group's operations pertaining to Mechel Zeljezara, Belov Insurance Company and Uglemetbank were presented on a net basis, as follows:

	For the years ended December 31,
	2004			2003					2002
	Mechel Zeljezara Through disposal date	Mechel Zeljezara Upon disposal	Total	Mechel Zeljezara	Belov Insurance Company	Uglemet bank	Loss on disposal	Total	Belov Insurance Company	Uglemet Bank	Total
Condensed income statement select data
Revenues and operating gains	26,531	—	26,531	22,037	2,549	1,234	—	25,820	2,079	853	2,932
Operating income (loss)	(13,083)	(2,806)	(15,889)	(4,904)	546	(1,251)	—	(5,610)	212	(1,607)	(1,395)
Loss before taxes	(12,864)	(2,347)	(15,211)	(3,368)	321	(1,251)	(948)	(5,246)	(32)	(1,607)	(1,639)
Income tax effects	—	—	—	—	(185)	(132)	(227)	(544)	(35)	(161)	(196)

Loss from discontinued operations, net of tax	(12,864)	(2,347)	(15,211)	(3,368)	136	(1,383)	(1,175)	(5,790)	(67)	(1,768)	(1,835)

        Mechel Zeljezara belonged to Steel segment and Belov Insurance Company along with Uglemetbank belonged to Mining segment.

(q)   Goodwill

Balance at December 31, 2001	12,019
Acquisition of additional shares in Uglemetbank	2,749
Purchase of minority interest in SUNP and LM	(4,220)
Impairment	(7,219)

Balance at December 31, 2002	3,329

Acquisition of Mechel Nemunas (Note 2(g))	2,073

Balance at December 31, 2003	5,402

Acquisition of Port Posiet (Note 2(h))	26,534
MMS shares exchange (Note 17)	7,505

Balance at December 31, 2004	39,441

        Goodwill arising from the acquisition of UM (Mining segment) in 2001 was impaired in April 2002 as management decided to suspend UM's operations for economic reasons. UM's operations were suspended in November 2002.

        Goodwill arising from the acquisition of the 29.6% interest in Uglemetbank in January 2002 of $2,749 was allocated to the Mining segment. Based on continuing losses in Uglemetbank, the Group performed an impairment analysis later in 2002, which indicated the goodwill was fully impaired.

        Goodwill arising from the acquisition of Mechel Nemunas in 2003 and MMS minority interest in 2004 of $2,073 and $7,505, respectively, was allocated to the Steel segment. Goodwill arising from the acquisition of Port Posiet in 2004 of $26,534 was allocated to the Mining segment.

        In accordance with SFAS No. 141, "Business combination", and SFAS No. 142, "Goodwill and Other Intangible Assets", the excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amounts of $271,$5,740, and $1,388, which related to the acquisitions of minority interests in Krasnogorsk Open Pit Mine in October-December 2004, Mechel Campia Turzii in June 2003, and SKCC subsidiaries in December 2002, respectively, was recorded as extraordinary gain, net of tax, in the consolidated income statements.

        The adoption of the provisions of SFAS No. 141 and 142 resulted in a gain of $10,859 due to write off of unamortized deferred credit related to business combinations effected prior to July 1, 2001. The gain was recorded as a change in accounting principle, net of tax, at January 1, 2002.

(r)   Minority interest

        The following table summarizes changes in minority interest for the three years ended December 31, 2004:

Balance at January 1, 2002	151,968
New acquisitions	55,033
Purchase of the minority interest in existing subsidiaries by the Group	(15,676)
Minority's share in subsidiaries' loss from continuing operations	(10,433)

Balance at December 31, 2002	180,892
New acquisitions	23,481
Purchase of the minority interest in existing subsidiaries by the Group	(16,050)
Reduction on disposal of discontinued operations	(607)
Minority's share in subsidiaries' loss from continuing operations	(18,979)
Translation adjustment	15,607

Balance at December 31, 2003	184,344
New acquisitions	47,711
Purchase of the minority interest in existing subsidiaries by the Group	(41,039)
Minority's share in subsidiaries' income from continuing operations	11,673
Translation adjustment	12,135

Balance at December 31, 2004	214,824

        At various dates during 2004, 2003 and 2002, the Group purchased minority interest in the following subsidiaries:

		Minority interest acquired
Year ended December 31, 2002:				Cash paid
	Date of acquisition	%	amount
Uglemetbank	January 1, 2002	29.6%	1,596	1,312
Vyartsilya Metal Products Plant	October 7, 2002	3.51%	43	13
TAB (subsidiary of SKCC)	December 25, 2002	15.71%	3,106	1,050
Krasnogorsk Open Pit Mine	December 31, 2002	3.61%	725	484
Siberian Central Processing Plant	December 31, 2002	18.46%	8,773	488
Tomusinsk Open Pit Mine	December 31, 2002	13.38%	1,433	140

			15,676	3,487

		Minority interest acquired
Year ended December 31, 2003:				Cash paid
	Date of acquisition	%	amount
Tomusinsk Group Processing Plant	June 22, 2003	3.21%	103	46
Siberian Central Processing Plant	June 27, 2003	6.12%	2,921	204
Beloretsk Metallurgical Plant	November 5, 2003	29.38%	11,346	3,217
Other individually insignificant purchases	July - September 2003	<2% each	1,680	309

			16,050	3,776

		Minority interest acquired
Year ended December 31, 2004:				Cash paid
	Date of acquisition	%	amount
Beloretsk Metallurgical Plant	March 19, 2004	9.72%	2,553	261
Tomusinsk Group Processing Plant	July 2, 2004	5.99%	687	56
Izhstal	August - December 2004	0.71%	861	230
Chelyabinsk Metallurgical Plant	September - December 2004	4.43%	26,884	34,191
Siberian Central Processing Plant	September 27, 2004	1.23%	721	54
Mechel Metal Supply (Note 17)	October 1, 2004	25.00%	1,878	—
Krasnogorsk Open Pit Mine	October - December 2004	9.68%	2,844	592
Olzherassk Open Pit Mine	October 29, 2004	1.68%	206	24
Kuzbass Central Processing Plant	October - December 2004	6.69%	2,261	808
Southern Kuzbass Coal Company	October - December 2004	0.49%	837	379
Sibirginsk Open Pit Mine	December 30, 2004	4.03%	978	211
Korshunov Mining Plant (KMP)	February 25, 2004	4.75%	—	205
Lenina Mine (LM)	October 6, 2004	25.00%	—	4
Other individually insignificant purchases			329	6

			41,039	37,021

        As discussed in Note 17, the acquisition of the remaining 25% interest in Mechel Metal Supply was carried out through issuance of treasury stock.

        On different dates from September 13 through December 30, 2004, the Group acquired 4.43% of voting stock of Chelyabinsk Metallurgical Plant for consideration of $34,191 paid in cash. The purchase of a minority interest in CMP was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $8,157 of the amounts that otherwise would have been assigned to property, plant and equipment in accordance with SFAS No. 141. The purchase of minority share in CMP was recorded in the consolidated financial statements for the year ended December 31, 2004.

        On different dates from October 12 through December 30, 2004, the Group acquired 18,238 ordinary and 17,647 preferred shares of Krasnogorsk Open Pit Mine. The effective percentage acquired in KOPM through these transactions equaled to 9.68% of voting stock and consideration was $592 in cash. The purchase of a minority interest in KOPM was accounted for using the purchase method of accounting and recorded in the consolidated financial statements for the year ended December 31, 2004. Acquisition of this minority share resulted in negative goodwill of $11,712 that was allocated on a pro rata basis to reduce amounts assigned to non-current assets to zero, except for deferred income tax asset, with the remaining portion of $271 recognized as an extraordinary gain in the results of operations of the Group for the year ended December 31, 2004.

        The Group has accounted for the purchase of minority interest under the purchase method of accounting.

(s)   Pro forma condensed consolidated income statement data (unaudited)

        The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2004, gives effect to the business combinations that occurred in 2004, as if they had occurred at the beginning of 2004 and (ii) 12 months ended December 31, 2003, gives effect to the business combinations that occurred in 2004 and 2003, as if they had occurred at the beginning of 2003:

	Year ended December 31,
	2004	2003
Revenue, net	3,705,596	2,224,931
Net income	1,346,000	133,520
Net income per share	3.60	0.36

        The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2003, gives effect to the business combinations that occurred in 2003, as if they had occurred at the beginning of 2003 and (ii) 12 months ended December 31, 2002, gives effect to the business combinations that occurred in 2003 and 2002, as if they had occurred at the beginning of 2003:

	Year ended December 31,
	2003	2002
Revenue,net	2,081,653	1,402,470
Net income	135,978	82,332
Net income per share	0.37	0.25

        These unaudited pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of accounting

        Russian affiliates and subsidiaries of the Group maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations ("RAR"). Certain other foreign subsidiaries and affiliates maintain their books and records in different foreign currencies and prepare accounting reports in accordance with generally accepted accounting principles ("GAAP") in various jurisdictions. The financial statements and accounting reports for the Group and its subsidiaries and affiliates for the purposes of preparation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") have been translated and adjusted on the basis of the respective standalone Russian statutory or other GAAP financial statements.

        The accompanying consolidated financial statements differ from the financial statements issued for Russian statutory and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) accounting for tax penalties; (7) revenue recognition, and (8) valuation allowances for unrecoverable assets.

b)    Basis of consolidation

        The consolidated financial statements of the Group include the accounts of all majority owned subsidiaries where no minority shareholder or group of minority shareholders exercises substantive participating rights. Investments in companies that the Group does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for under the equity method. Accordingly, the Group's share of net earnings and losses from these companies is included in the consolidated income statements as income from equity investments. All other investments in equity securities are recorded at cost. Intercompany profits, transactions and balances have been eliminated in consolidation.

c)     Goodwill and negative goodwill

        Purchase price has been allocated to the fair value of net assets acquired. Purchase price in excess of the fair value of identified assets and liabilities acquired was capitalized as goodwill. The excess of the fair value of net assets acquired over cost is called negative goodwill, and was allocated to the acquired non-current assets, except for deferred taxes, if any, until they were reduced to zero.

        The remaining negative goodwill was amortized to income over its related life of 20 years prior to the adoption of SFAS No. 142 on January 1, 2002. The remaining unamortized negative goodwill at January 1, 2002, was recognized in the income statement as a change in accounting principle. For the investees accounted for under the equity method, the excess of cost of the stock of those companies over the Group's share of fair value of their net assets as of the acquisition date is treated as embedded goodwill. Similar to consolidated subsidiaries, SFAS No. 142 requires that goodwill from equity method investments be no longer amortized over its estimated useful life. Subsequent changes to the value of this balance resulting from the Group's share of income or losses including impairment of the embedded goodwill are included in the consolidated income statements.

d)    Minority interest

        Minority interests in the net assets and net results of consolidated subsidiaries are shown under "Minority interest" in the accompanying consolidated balance sheets and income statements. Minority interests in the net liabilities of acquired companies were recorded as additional goodwill, and when subsequently acquired, reversed. For majority-owned subsidiaries that incur losses, the Group's recognizes 100% of the losses, after first reducing the related minority interests' balances to zero, unless minority shareholders committed to fund the losses.

        Further, when a majority-owned subsidiary becomes profitable, the Group recognizes 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Group recognizes profits in accordance with the underlying ownership percentage.

e)     Reporting and functional currencies

        The Group has determined its reporting currency to be the U.S. dollar. The functional currencies for Russian and Romanian subsidiaries of the Group are the ruble and the lei, respectively. As the economies of Russia and Romania were considered highly inflationary through December 31, 2002, and September 30, 2004, respectively, transactions and balances of respective domestic operations not already measured in U.S. dollars were re-measured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, "Foreign Currency Translation". The objective of this re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities have been translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current non-monetary assets, liabilities and shareholders' equity, are stated at their actual dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the annual average exchange rates. Items in the statement of cash flows are translated at the annual average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from re-measurement of the local currencies to U.S. dollars are included in the consolidated income statement as "Foreign exchange gain (loss)".

        The U.S. dollar is the functional currency of the other international operations of the Group.

        Effective January 1, 2003 and October 1, 2004, Russia and Romania, respectively, no longer meet the criteria for highly inflationary economies for purposes of applying SFAS No. 52. Accordingly, for the periods starting January 1, 2003 and October 1, 2004, respectively, Mechel and its Russian and Romanian subsidiaries no longer re-measure transactions and balances from their functional currency in rubles and lei into reporting currency in U.S. dollars but translate rubles and lei into U.S. dollars using the current rate method as prescribed by SFAS No. 52. The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income.

f)     Management estimates

        The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

g)     Property, plant and equipment

        Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with requirements of SFAS No. 141. For the purpose of determining the carrying amounts of the property, plant and equipment pertaining to interests of non-controlling shareholders in business combinations when less than a 100% interest is acquired, the Group uses appraised fair values as of the acquisition dates in the absence of reliable and accurate historical cost bases for property, plant and equipment, which represents a departure from US GAAP. The portion of minority interest not related to property, plant and equipment is determined based on the historical cost of assets and liabilities.

h)    Mining assets and processing plant and equipment

        Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. No exploration costs were capitalized during the years presented.

        Development costs are capitalized beginning after proven and probable reserves are established. At the Group's surface mines, these costs include costs to further delineate the mineral deposits and initially expose the mineral deposits. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

        Expenditures for betterments are capitalized, while costs related to maintenance (turnarounds) are expensed as incurred. In addition, cost incurred to maintain current production capacity at a mine and exploration expenditures are charged to expenses as incurred.

        When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of minerals mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the estimated lives of the mines or license term, whichever is shorter determined on a mine by mine basis as estimated with the assistance of independent mining engineers.

        A decision to abandon, reduce or expand activity on a specific mine is based upon many factors, including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral licenses, and the likelihood that the Group will continue exploration on the mine. Based on the results at the conclusion of each phase of an exploration program, properties that are not economically feasible for production are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the companies owning such mineral rights.

i)     Other property, plant and equipment

        Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs. When construction activities are performed over an extended period, interest costs incurred during construction are capitalized. Construction-in-progress and equipment held for installation are not depreciated until the constructed or installed asset is substantially ready for its intended use.

        The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

        Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated income statement.

        The following useful lives are used as a basis for calculating depreciation:

Category of asset	Useful economic lives estimates, years
Buildings	20 - 45
Land improvements	20 - 50
Operating machinery and equipment, including transfer devices	7 - 30
Transportation equipment and vehicles	4 - 15
Tools, furniture, fixtures and other	4 - 8

j)     Mineral licenses

        Mineral licenses include capitalized costs incurred to develop mineral resources and the rights (licenses) to develop mineral reserves and resources acquired upon acquisition of certain Group subsidiaries, net of accumulated amortization. Although immaterial to date since acquisition of the subsidiaries holding licenses, the Group capitalizes development costs incurred in relation to the development of new proven and probable reserves. The mineral licenses acquired in business combinations are recorded in accordance with the provisions of SFAS No. 141 at their fair values at the date of acquisition, based on the appraised fair value. Fair value of the acquired mineral licenses is based on independent mining engineer appraisals for proven and probable reserves during the license term.

        Mineral licenses are amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period. In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets," which resolves the inconsistency between the Task Force's consensus that mineral rights are tangible assets and the guidance in SFAS No. 141 that characterizes mineral rights as intangible assets. In that consensus, the EITF determined mineral rights or licenses are tangible assets. The adoption of this consensus did not have a material impact on financial position or results of operations of the Group.

k)    Intangible assets

        Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to sixteen years. Indefinite-lived intangibles are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such determination of fair value being based on a valuation model that incorporates expected future cash flows and profitability projections.

l)     Long-lived assets impairment, including definite-lived intangibles and goodwill

        Effective January 1, 2002, the Group adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, with respect to impairment of goodwill. The effect from initial adoption of SFAS 142 is disclosed in Note 2(q). The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to assets retirement obligations (ARO)), and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other factors), production levels, capital and reclamation costs, all based on the engineering life of mine plans. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

        On January 1, 2002, the Group adopted SFAS No. 142, which prohibits the amortization of goodwill and negative goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

        Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. The Group determines fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a "reporting unit" to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

        Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit's goodwill carrying value exceeds the "implied" fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit's assets and liabilities (a hypothetical purchase price allocation). SFAS No. 142 requires companies to perform the impairment test at least annually.

        If goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment.

        Calendar year companies such as the Group adopted SFAS No. 142 as of January 1, 2002, for goodwill and negative goodwill arising from business combinations completed prior to July 1, 2001. The Group has also applied SFAS No. 142 for goodwill and negative goodwill arising from business combinations completed after June 30, 2001. Upon adoption of SFAS No. 142, the Group ceased amortizing goodwill and negative goodwill (see Note 2(q)). The Group did not have any impairment loss as a result of adopting SFAS No. 142 and performing the required impairment test.

        The Group performed an impairment analysis of property, plant and equipment and mineral reserves at SUNP (Mining segment) and related goodwill originated from its acquisition by the Group as several impairment indicators existed as of December 31, 2004, including ongoing operating losses, constant disruptions in production cycle and the carrying value of mineral reserves exceeding their fair value. As a result of this analysis, the Group concluded that no impairment loss existed as of that date.

m)   Inventories

        Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

        Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials are valued at invoice cost inclusive of freight and other shipping costs.

        Coal, nickel and iron ore inventory costs include labor, supplies, depreciation of equipment, depletion of mining assets and amortization of licenses to use mineral reserves, mine operating overheads and other related costs.

        Market value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

n)    Accounts receivable

        Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. The Group reviews the valuation of accounts receivable on a regular basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts. The amount of provision for doubtful debts is calculated based on the ageing of balances in accordance with contract terms. Generally, balances overdue for more than 60 but less than 90 days are provided at rate of 50%. Balances overdue for more than 90 days are provided in full. Several trading companies are subject to exception from this policy mostly due to higher receivables turnover. Accounts receivable, which are considered non-recoverable (those aged over 3 years or due from bankrupt entities) are written-off against provision or charged off to operating expenses (if no provision was created in previous periods).

o)    Cash and cash equivalents

        Cash and cash equivalents comprise cash on hand and in transit, checks and deposits with banks, as well as other bank deposits with an original maturity of three months or less.

p)    Retirement benefit obligations

        The Group's Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). The Group's contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

        Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax ("UST"), which is calculated by the application of a regressive rate from 35.6% (applied to the part of the annual gross salary below 100 thousand rubles or approximately $4 translated at the exchange rate of the rubles to the U.S. dollar at December 31, 2004) to 2% (applied to the part of the annual gross salary above 600 thousand rubles or approximately $22 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2004) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 28% to 5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2004, 2003 and 2002 were $39,511, $25,883 and $30,301, respectively.

        In addition, the Group has a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. The payments to former employees under benefit pension and post retirement plans are performed on a voluntary basis. The Group accounts for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan. The Group's obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds.

q)    Revenue recognition

        Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria are not met as the selling price is subject to adjustment based upon the market prices. Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated income statement until the price becomes fixed and determinable, which typically occurs when the price is settled with the end-customer. In certain foreign jurisdictions (e.g. Switzerland), the Group generally retains title to goods sold to end-customers solely to ensure the collectibility of its accounts receivable. In such instances, all other sales recognition criteria are met, which allows the Group to recognize sales revenue in conformity with underlying sales contracts.

        Sales are recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

r)     Advertising costs

        Advertising costs are expensed as incurred. During the years ended December 31, 2004, 2003 and 2002 advertising costs were insignificant.

s)     Shipping and handling costs

        The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling, distribution and operating expenses. These costs totaled $326,393, $206,564 and $158,109 for the years ended December 31, 2004, 2003 and 2002, respectively.

t)     Income taxes

        Provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force. The Group accounts for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes", and related interpretations. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

        Prior to January 1, 2003, when Russia was deemed to be hyper-inflationary and as a result of remeasuring its financial statements the Group did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities of its Russian subsidiaries that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes. The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group's Russian subsidiaries (from U.S. dollar to ruble) and when Russia ceased to be considered highly inflationary on January 1, 2003, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on January 1, 2003.

        The Group did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities of its Romanian subsidiaries that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes until September 30, 2004, as Romanian economy was considered highly inflationary. The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group's Romanian subsidiaries (from U.S. dollar to Romanian lei) and when Romania ceased to be considered highly inflationary on October 1, 2004, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on October 1, 2004.

u)    Comprehensive income

        SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as additional pension liabilities not yet recognized as net periodic pension cost. For the years ended December 31, 2004 and 2003, as a result of the change in functional currency as described in Note 3(e), in addition to the net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency, in accordance with SFAS No. 52. During the year ended December 31, 2002, total comprehensive income equaled the net income.

v)     Stock-based compensation

        The Group follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for the stock-based compensation arrangement with one of its executives. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and to make disclosures in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123". Because the fair value accounting requires use of valuation models that were not developed for use in valuing employee stock awards, the Group has elected to account for its stock-based compensation in accordance with the provisions of APB Opinion No. 25 and related interpretations.

        Accordingly, the compensation cost was recognized based on the excess, if any, of the fair market value of the Group's shares on the measurement date (July 1, 2003) over the amount an executive must pay to acquire the shares. The Group recognized compensation expense on a straight-line basis over the remaining vesting period of the award through April 15, 2004.

        The Group does not present pro forma disclosures of results of operations as if the fair value method had been applied, as the result would be substantially the same compare to intrinsic method applied in accordance with APB Opinion No. 25.

w)    Segment reporting

        According to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", segment reporting follows the internal organizational and reporting structure of the Group. Corresponding to the main products and services the Group's organization comprises two business segments:

        Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware and tubes and coke products.

        Mining segment, comprising production and sales of coal (coking and steam), iron ore and nickel, which supplies raw materials to the Steel segment and also sells substantial amounts of raw materials to third parties.

x)     Financial instruments

        The carrying amount of the Group's financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable approximates their fair value at December 31, 2004 and 2003. For long-term borrowings, the difference between the fair value and carrying value was not material. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group's debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (see also Note 8).

y)     Derivative instruments and hedging activities

        The Group recognizes all its derivative instruments as either assets or liabilities at fair value in accordance with SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities" and related interpretations. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2004, 2003 and 2002, the Group did not have any derivatives designated as hedging instruments. Therefore, the gain or loss on a derivative instruments held by the Group was recognized currently in income. The net loss of $1,480, $447 and gain of $296 related to the change in the fair value of the derivative instruments was included in the net foreign exchange gain in the accompanying consolidated income statements for the years ended December 31, 2004, 2003 and 2002, respectively. Foreign currency forward and options contracts outstanding as of December 31, 2004 related to the purchase of $38,367 and 5,000 Euros for Euros and U.S. dollars, respectively, and were entered by the Group to reduce its exposure to currency risks outside of Russia.

z)     Concentration of credit and other risks

        Financial instruments, which potentially expose the Group to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term and long-term investments, trade accounts receivable and other receivables. Generally, the Group does not require any collateral to be pledged in connection with its investments in the above financial instruments.

        The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

		Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
Currency	At June 22, 2005
		2004	2003	2002	2004	2003	2002
Russian ruble	28.55	27.75	29.45	31.78	28.82	30.69	31.35
Swiss franc	1.27	1.13	1.25	1.36	1.24	1.34	1.56
Euro	0.82	0.73	0.79	0.95	0.81	0.88	1.07
Romanian lei (in thousand)	29.94	29.07	32.6	33.47	32.64	33,2	32.43
Croatian kuna	6.06	5.64	6.12	7.15	6.04	6.70	7.87
Lithuania lit	2.84	2.53	2.76	3.31	2.78	2.83	3.68
Kazakhstan tenge	135.00	130.00	143.95	155.86	136.04	149.49	153.45

(*)
Exchange rates shown in local currency units for one U.S. dollar.

        The majority of the balances and operations not already denominated in the reporting currency, were denominated in the Russian ruble, Romanian lei, Swiss franc and euro.

        The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("CBR") and are generally considered to be a reasonable approximation of market rates.

aa)  Reclassifications

        Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2004 presentation. Such reclassifications had no impact on net income or shareholders' equity.

bb)  Recently issued accounting pronouncements

Consolidation of Variable Interest Entities

        In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("the Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements.

        The adoption of FIN No. 46 by the Group on January 1, 2004, did not have a material impact on its financial position and results of operations.

Inventory costs

        In December 2004, the FASB issued SFAS No. 151, "Inventory costs" ("SFAS No. 151"), which amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current period expenses. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group will apply the provisions of the Statement prospectively to inventory costs incurred on or after January 1, 2006. Management has not determined what impact, if any, this standard will have on the Group's financial position and results of operations.

Share-based payment

        In December 2004, the FASB issued revised SFAS No. 123R. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The group will adopt the Standard in 2005. Management has not determined what impact, if any, this standard will have on Group's financial position and results of operations.

Exchanges of Non-monetary Assets

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets—an Amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change. The adoption of SFAS No. 153 by the Group in 2005 will not have a material impact on its financial position or results of operations.

Accounting for Conditional Assets Retirement Obligations

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Assets Retirement Obligations" ("FIN 47"), that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation is effective for fiscal years ending after December 15, 2005. Management does not expect the adoption of FIN 47 in 2005 to have a material impact on the Group's financial position or results of operations.

Accounting for Stripping Costs Incurred during Production in the Mining Industry

        On March 17, 2005, the EITF issued EITF Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6"). EITF 04-6 provides that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Group is currently evaluating the effect of EITF 04-6 on the Group's consolidated results of operations, financial position and cash flows.

Accounting for Preexisting Relationships between the Parties to a Business Combination

        In October 2004, the FASB ratified the consensus reached by the EITF" on Issue 04-1 "Accounting for Preexisting Relationships between the Parties to a Business Combination" ("EITF 04-1"). EITF 04-1 requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. EITF 04-1 is effective prospectively for business combinations consummated in reporting periods beginning after October 13, 2004. The adoption of EITF 04-1 is not expected to have a material impact on the Group's consolidated results of operation or financial position.

Mining Assets: Impairment and Business Combinations

        In March 2004, the EITF reached consensus on Issue 04-3, "Mining Assets: Impairment and Business Combinations" ("EITF 04-3"). EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. The Group currently assesses impairment on the projected mine life of each project utilizing existing technology. The adoption of EITF 04-3 did not have a material impact on the Croup's consolidated results of operation or financial position.

Accounting for the Impairment or Disposal of Long-Lived Assets

        In November 2004, the EITF reached a final consensus on EITF No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations" ("EITF 03-13").

EITF 03-13 addresses the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and whether the selling entity will have significant continuing involvement in the operations of the disposed entity. The consensus should be applied to a component that is either disposed of or classified as held for sale in periods beginning after December 15, 2004. The adoption of EITF 03-13 by the Group in 2005 will not have a material impact on its financial position or results of operations.

4.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of:

	December 31, 2004	December 31, 2003
Russian ruble bank deposits	33,784	5,562
USD bank deposits	962,960	5,385
EURO bank deposits	20,235	2,764
Other	7,782	5,568

Total cash and cash equivalents	1,024,761	19,279

5.     ACCOUNTS RECEIVABLE, NET

        Accounts receivable, net are comprised of:

	December 31, 2004	December 31, 2003
Domestic customers	41,553	38,349
Foreign customers	114,894	69,399

Total accounts receivable	156,447	107,748
Less allowance for doubtful accounts	(20,850)	(22,276)

Total accounts receivable, net	135,597	85,472

        The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002:

	December 31, 2004	December 31, 2003	December 31, 2002
Balance at beginning of year	(22,276)	(21,942)	(12,542)
Provision for doubtful accounts receivable	7,859	(9,056)	(3,622)
(Recovery of accounts previously written off)/ accounts receivable written off	(5,900)	14,471	814
Provision for doubtful accounts of acquired entities	(533)	(5,749)	(6,592)

Balance at end of year	(20,850)	(22,276)	(21,942)

6.     INVENTORIES

        Inventories are comprised of:

	December 31, 2004	December 31, 2003
Finished goods	230,876	115,851
Raw materials and purchased parts	243,535	175,174
Work-in-process	94,134	57,933

Total inventories	568,545	348,958

7.     PREPAYMENTS AND OTHER CURRENT ASSETS

        Prepayments and other current assets are comprised of:

	December 31, 2004	December 31, 2003
VAT and other taxes recoverable	234,650	118,597
Prepayments and advances for materials	66,448	30,622
Other current assets	48,008	21,605

Total other current assets	349,106	170,824

        Generally in Russia, VAT related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT related to purchase transactions, which is not yet reclaimable against VAT related to sales as of the balance sheet dates, is recognized in the balance sheets on a gross basis, i.e. as other current assets and taxes and social charges payable.

8.     LONG-TERM INVESTMENTS

        Long-term investments are comprised of:

	December 31, 2004	December 31, 2003
Equity method investments	7,353	3,281
Magnitogorsk Iron&Steel Works (MMK)	367	49,662
Other related parties	1,550	—

Total investments in related parties	9,270	52,943
Cost method investments	14,259	8,186
Other	52,404	6,883

Total other long-term investments	66,663	15,069

Total long-term investments	75,933	68,012

        As of December 31, 2004, included in other long-term investments were $32,408 and $16,278 of advances issued to state auction authorities related to the acquisition of shares in Yakutugol and CMP, respectively. The Group prevailed in both auctions subsequent to December 31, 2004. As discussed in Note 2(o), the MMK shares were sold on December 21, 2004 with the remaining portion transferred to the buyer in January 2005.

(a)   Equity method investments

        Equity method investments are comprised of:

	Percent voting shares held at December 31,		Investment carrying value at December 31,
Investee
	2004	2003	2004	2003
Conares Eagle LTD (Mining segment)	—	50%	—	63
Mechel Energy AG (Conares Eagle) (Mining segment)	50%	50%	4,352	447
TPTU (Mining segment)	29%	29%	1,724	1,257
TRMZ (Mining segment)	25%	25%	1,277	1,049
Other (Steel and Mining segments)	—	29-37%	—	465

Total equity method investments			7,353	3,281

        Conares Eagle LTD was a joint venture with U.K. trading partners of the Group that facilitated the Group's sales in Europe. In 2003, Conares Eagle LTD ceased its operations and transferred all its business to Swiss based company Mechel Energy AG (formerly named "Conares Eagle AG"), in which the Group also owns 50%. In September 2004, Conares Eagle Ltd was officially closed.

        TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by Southern Kuzbass Coal Company (SKCC) and its subsidiaries. TRMZ provides repair services to the Group's subsidiaries.

        TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group's subsidiaries and to third parties.

        Other equity method investments held by the Group as of December 31, 2004 and 2003 included investments in equity of insignificant entities whose operations were supplementary to the Group business and were primarily made before the acquisition of a respective sub-holding parent entity. Throughout 2004, the Group either disposed of those investments or changed their status through acquisition of additional interest in voting stock. As of December 31, 2004, there were no equity investments other than those disclosed in the table above.

        The following table shows movements in the equity method investments:

	Capital investment	Share in net income/(loss) since acquisition	Total
January 1, 2002	12,157	149	12,306
Investments	1,413	—	1,413
Additions through business combinations	1,615	—	1,615
Share in net income (loss)	—	(2,675)	(2,675)
Reclassification upon consolidation	(11,322)	2,688	(8,634)

December 31, 2002	3,863	162	4,025

Investments	598	—	598
Share in net income (loss)	—	1,221	1,221
Disposals through sales and write off	(490)	—	(490)
Reclassification upon consolidation	(2,073)	—	(2,073)

December 31, 2003	1,898	1,383	3,281

Share in net income	—	4,621	4,621
Disposals through sales and write off	(549)	—	(549)

December 31, 2004	1,349	6,004	7,353

(b)   Cost method investments

        Cost method investments represent investments in equity securities of various Russian companies, where the Group has less than 20% of equity interest and no significant influence. As shares of those Russian companies are not publicly traded, their market value is not available and the investment is recorded at cost.

9.     RELATED PARTIES

        During the three years ended December 31, 2004, 2003 and 2002, the Group had the following transactions and current balances in settlement with related parties:

	2004			Balances at December 31, 2004
	Purchases	Sales	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Conares Holding	—	—	—	1,199	—	1,199
Uglemet Kooperatsia	—	944	—	9,271	(605)	8,666
MMK	2,509	2	—	—	—	—
Mechel Energy AG	—	63,528	—	759	—	759
Methol	—	—	—	2,658	(354)	2,304
Uglemet	67	3	—	920	(2)	918
TPTU	2,564	101	—	40	(217)	(177)
TRMZ	4,927	3,134	—	6	(356)	(350)
ZAO Consultatsia i Marketing	592	—	1,280	721	(7)	714
Other	1,075	1,094	—	884	(507)	377

Total	11,734	68,806	1,280	16,458	(2,048)	14,410

	2003			Balances at December 31, 2003
	Purchases	Sales	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Conares Holding	1,541	166	26,282	—	(3,713)	(3,713)
Uglemet Kooperatsia	—	177	4	12,677	(207)	12,470
Korshunov Mining Plant	45,661	5,720	23,128	—	—	—
MMK	154,041	162,809	—	6,075	(7,877)	(1,802)
Mechel Energy AG	—	37,210	—	4,074	—	4,074
Methol	—	—	587	1,793	(6)	1,787
Uglemet	54	2	—	5	(47)	(42)
Other	11,195	5,859	(1,064)	3,906	(2,037)	1,869

Total	212,492	211,943	48,937	28,530	(13,887)	14,643

	2002			Balances at December 31, 2002
	Purchases	Sales	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Conares Holding	—	—	11,613	14,075	(2,462)	11,613
Uglemet Kooperatsia	—	—	10,508	12,151	(2,570)	9,581
Korshunov Mining Plant	—	—	5,266	16,186	(3,769)	12,417
MMK	105,303	90,670	—	2,320	(599)	1,721
BMP	28,023	6,900	—	—	—	—
Mechel Energy AG	—	32,850	—	1,647	—	1,647
Methol	—	—	1,307	1,307	—	1,307
Uglemet	—	—	1,044	1,044	—	1,044
Other	—	4,545	—	1,652	(59)	1,593

Total	133,326	134,965	29,738	50,382	(9,459)	40,923

(a)   Conares Holding

        Conares Holding AG, a company associated with the Controlling Shareholders of the Group, provided and received financing from the Group during 2002 in the form of loans and advance payment financing for certain of the Group's operating subsidiaries. The Group's debt instruments issued to Conares Holding were denominated in U.S. dollars and were unsecured. Financing received during 2002 totaled $2,462 and bore interest at rates ranging from 0 to 11% p.a. Financing provided by the Group to Conares Holding during 2002 totaled $14,075, was denominated in U.S. dollars, bore interest at rates ranging from LIBOR (1.45% as of December 31, 2002) + 2% to 6% p.a. and was unsecured, with maturity in 2003.

        During 2003 and 2004, there were no significant transactions between the Group and Conares Holding. The outstanding account payable to Conares Holding at December 31, 2003, amounted to $3,713 and represented loans provided to the Group.

(b)   Uglemet Kooperatsia

        Uglemet Kooperatsia, a company affiliated with the Controlling Shareholders, provided and received financing from the Group during 2002 in the form of loans and advance payment financing for certain of the Group's operating subsidiaries. The Group's debt instruments issued to Uglemet Kooperatsia were denominated in Russian rubles and were unsecured. Financing received by the Group from Uglemet Kooperatsia during 2002 totaled $2,570 and was interest-free. Financing provided by the Group to Uglemet Kooperatsia during 2002 totaled $12,151, was denominated in Russian rubles, unsecured and interest-free, maturing in 2003.

        As of December 31, 2003, the amount receivable from the company by the Group is $12,677, which represents the amount of prior year financing by means of unsecured and interest free loans and the amount payable to the company is $207 resulting from the dividends accrued.

        As of December 31, 2004, the amount receivable from Uglemet Kooperatsia by the Group is $9,271, which represents the amounts due under unsecured loans, and the amount payable to the company is $605 resulting from the advances received and accounts payable resulting from trading activities with the Group's subsidiaries during 2003. During the year ended December 31, 2004, there were no significant transactions between Uglemet Kooperatsia and the Group.

(c)   Magnitogorsk Iron and Steel Works (MMK)

        In 2004, the Group had an investment in MMK shares and participated in the board of directors. The Group subsidiaries owned 17.25% of ordinary shares and 12.57% of preferred shares through December 22, 2004. The disposal of MMK shares is disclosed in Note 2(o).

        The Group had significant purchase and sales transactions with MMK during 2002. The Group sold coal and coke to MMK, and purchased metal products for resale through its distribution channels. During the year ended December 31, 2003, the Group sold coal and coke to MMK in the amount of $126,279, with other sales of $36,530, and purchased metal products for resale in the amount of $154,041. During the year ended December 31, 2004, the Group curtailed sales of coal and coke to and purchases of metal from MMK. The purchases of metal from MMK amounted to $2,509. Sales and purchases to and from MMK were made on market terms.

(d)   Mechel Energy AG

        Mechel Energy AG, formerly named Conares Eagle AG, in which the Group owns 50% of its ordinary shares, purchased coal from the Group during the years ended December 31, 2004 and 2003 in the amount of $63,528 and $37,210, respectively. The outstanding accounts receivable from Mechel Energy AG to the Group as of December 31, 2004 and 2003 of $759 and $4,074, respectively, resulted from trade operations. Sales to Mechel Energy were made on market terms with average margin attributable to coal sales.

(e)   Tomusinskiy Transportation Management Center (TPTU)

        The Group subsidiaries own 29.29% of ordinary shares in TPTU, which provides transportation services. During the year ended December 31, 2004, the Group purchased transportation services in the amount of $2,564. The net outstanding balance as of December 31, 2004 in the amount of $177 represents accounts payable for transportation services. Transactions related to the year ended December 31, 2003 were included into Other Related parties section due to insignificant amount of the transactions.

(f)    Tomusinskiy Auto Repair Shop (TRMZ)

        The Group subsidiaries own 25.00% of ordinary shares in TRMZ which provides auto repair services. During the year ended December 31, 2004, the Group purchased repair services in the amount of $4,927. The net outstanding balance as of December 31, 2004 in the amount of $350 represents the accounts payable for repair services. Transactions related to the year ended December 31, 2003 were included into Other Related parties section due to insignificant amount of the transactions.

(g)   Uglemet and Methol

        Uglemet and Methol, companies wholly owned by the Controlling Shareholders, had no material transactions with the Group throughout 2004, 2003 and 2002.

(h)   Other related parties

        Financing provided to other related parties, primarily shareholders of the Group and investee companies, consisted of short-term maturity, unsecured and interest-free instruments.

10.   INTANGIBLE ASSETS, NET

        Identifiable intangible assets, net are comprised of:

	December 31,
	2004	2003
Intangible assets with determinable lives:
Energy license	2,264	—
Software	1,824	1,880
Intangible pension asset	1,932	—
Other	359	56

Total intangible assets	6,379	1,936

11.   PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net are comprised of:

	December 31, 2004	December 31, 2003
Land improvements	35,326	25,855
Buildings	319,644	257,259
Transfer devices	33,420	29,457
Operating machinery and equipment	697,159	452,590
Transportation equipment and vehicles	92,740	62,766
Tools, furniture, fixtures and other	47,802	15,502

	1,226,091	843,429
Less: accumulated depreciation	(288,673)	(162,735)

Operating property, plant and equipment, net	937,418	680,694
Mining, processing plant and equipment	142,710	91,966
Less: accumulated depletion	(26,631)	(18,018)

Mining, processing plant and equipment, net	116,079	73,948
Construction-in-progress	221,225	126,642

Property, plant and equipment, net	1,274,722	881,284

        Included within construction-in-progress are advances to suppliers of equipment of $37,644 and $19,209 as of December 31, 2004 and 2003, respectively. During the years ended December 31, 2004, 2003 and 2002, the Group incurred interest expenses of $61,218, $52,924 and $37,652, respectively, of which interest capitalized in the cost of property, plant and equipment was $9,809, $4,408 and $879, respectively.

12.   MINERAL LICENSES, NET

        Mineral licenses, net, are comprised of the following:

	December 31, 2004	December 31, 2003
Coal deposits	92,181	78,613
Iron ore deposits	87,159	79,014
Nickel deposits	30,676	28,899
Limestone deposits	3,126	2,784

Mineral licenses before depletion	213,142	189,310
Accumulated depletion	(46,659)	(29,204)

Mineral licenses, net	166,483	160,106

        Most of existing mineral licenses were recorded upon acquisition of mining subsidiaries in preceding years. Fair values of mineral licenses pertaining to the appraised proven and probable mineral reserves at the date of acquisition were determined based on independent appraisals performed by independent mining engineers, for each acquisition date. The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserves re-measurement and purchase accounting effects. No residual value is assumed in the mineral license valuation.

        In valuation of mineral licenses the Group used only quantities of proven and probable deposits that are expected to be produced within the term of the Group's current licenses. The Group's Mining segment production activities are located primarily within Russia; therefore, all of the information provided in this note pertains to this region.

        The Group's mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire between 2005 and 2027, with the most significant licenses expiring between 2012 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates.

        In November 2004, SKCC won the auction to develop a coking coal mine in the Sibirginskaya Mine area in the Kuzbass region of Russia for $2,487 paid in cash. The coal reserves of the Sibirginskaya Mine license area are estimated at approximately 65 million tonnes, based on Russian standards for reserve evaluation. The auction conditions require a minimum of 1.4 million tonnes of extraction annually during the first stage of development, and 2.4 million tonnes of extraction annually during the second stage of development. The license is valid for 20 years. Russian reserve valuation standards differ from international standards. Mechel intends to finalize an independent reserve valuation of these license areas with U.S. experts during 2005. Due to the fact that official registration of the right to develop a coking coal mine in the Sibirginskaya Mine area is granted in December 2004, mineral licenses of $2,487 were recorded in consolidated financial statements as of December 31, 2004.

        In December 2004, SKCC won two auctions for the right to use subsoil plots for coking coal exploration and mining at the Raspadsky Open Pit Mine and Berezovsky-2 areas, with total reserves of 55.5 million tonnes according to Russian reserve valuation standards. The consideration paid for the right to use subsoil plots for coking coal exploration and mining at the Raspadsky Open Pit Mine and Berezovsky-2 areas amounted to $1,030 and $780, respectively.

13.     DEBT

        Short-term borrowings and current portion of long-term debt:

	December 31, 2004		December 31, 2003
	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	93,876	3 - 25	111,360	9.5 - 21
Bonds issue	36,038	16.9	22,150	16.9
Corporate lenders	11,371		22,882

Total	141,285		156,392
U.S. dollar-denominated:
Banks and financial institutions	189,332	3.6 - 11	110,723	2.6 - 11
Corporate lenders	11,420	7.3 - 8	31,149	8

Total	200,752		141,872
Euro-denominated:
Banks and financial institutions	1,561	4 - 5.5	6,635	4.31

Total	1,561		6,635
Romanian lei-denominated:
Banks and financial institutions	4,790	20.5 - 24	4,070	19.5 - 23.9

Total	4,790		4,070

Short-term borrowings	348,388		308,969
Current portion of long-term debt	492		33,124

Total short-term borrowings and current portion of long-term debt	348,880		342,093

        The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2004 and 2003 was 11.88% and 12.11% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2004 and 2003 was 4.82% and 5.99% p.a., respectively. The weighted average interest rate of the euro-denominated short-term borrowings as of December 31, 2004 and 2003 was 4.19% and 4.31% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2004 and 2003 was 22.18% and 20.37% p.a., respectively.

	December 31, 2004		December 31, 2003
Long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	50	—	5,100	11 - 12
Bonds issue	180,189	10.7 - 11.8	101,852	11.75
Corporate lenders	4,140	—	2,963	—

Total	184,379		109,915
U.S. dollar-denominated:
Banks and financial institutions	—		8,242	6 - 11
Corporate lenders	265	10	380	10

Total	265		8,622
Romanian lei-denominated:
Corporate lenders	31,961	24	36,898	24

Total long-term obligations	216,605		155,435
Less: current portion	(492)		(33,124)

Long-term portion	216,113		122,311

        Aggregate scheduled maturities of the debt outstanding at December 31, 2004, are as follows:

Payable in:
2005 (current portion)	492
2006	111,477
2007	73,587
2008	31,049
2009 and thereafter	—

Total	216,605

        The most significant debt provided by banks financing included credit line facilities received from Gazprombank, Sberbank, UralSib, Transkreditbank, and loans from BNP Paribas. The unused portion under all credit facilities as of December 31, 2004 and 2003 was $236,391 and $4,333, respectively. As of December 31, 2004, the Group's credit facilities provided aggregated borrowing capacity of $801,384, of which $585,272 expires in 2005, $111,477 in 2006, $104,635 in 2007 and thereafter.

        During 2004 and 2003, Gazprombank provided ruble-denominated loans to various Group subsidiaries bearing interest at 13% and 13.5%-14.3% p.a., respectively. The outstanding balances as of December 31, 2004 and 2003 were $28,830 and $29,809, respectively. During 2004, Gazprombank also provided U.S. dollar-denominated short-term loan of $34,335, bearing interest at 8.9% p.a. and secured by property and equipment and inventory. The balance outstanding as of December 31, 2004 was $23,377.

        During 2004 and 2003, Sberbank provided a series of ruble-denominated short-term loans and credit facilities to various Group subsidiaries, bearing interest at 8.5%-11.2% and 9.5%-14% p.a., respectively, secured by inventory and property and equipment. As of December 31, 2004 and 2003, the balances outstanding were $50,478 and $62,591, respectively.

        During 2004 and 2003, UralSib provided a series of ruble-denominated loans and credit facilities to various Group subsidiaries, at 11% and 11%-13.5% p.a., respectively, guaranteed by certain Group subsidiaries and secured by their property and equipment. As of December 31, 2004 and 2003, the balances outstanding were $2,523 and $10,115, respectively.

        During 2004, UralSib also provided a series of U.S. dollar-denominated loans to various Group subsidiaries, bearing interest at 8.7%-9% p.a. As of December 31, 2004 and 2003, balances outstanding of U.S. dollar-denominated loans was $7,000 and $nil, respectively.

        During the years ended December 31, 2004 and 2003, Raiffeisenbank provided a $10,000 U.S. dollar-denominated revolving credit line facility to the Group. Balances outstanding at December 31, 2004 and 2003 were $1,500 and $5,667, respectively. Interest charged on the drawn credit line balances was 4.45% p.a. at 2004, LIBOR (on average 1.12% in 2003) plus 5% p.a. in 2003.

        During the years ended December 31, 2004 and 2003, Raiffeisenbank also provided Romanian Lei-denominated loan, bearing interest at 21% p.a. and from 19.5%-21.25%, respectively. As of December 31, 2004 and 2003, the balances outstanding were $2,752 and $2,110, respectively.

        During 2004 and 2003, Alfa bank provided U.S. dollar-denominated credit line facilities to Group companies, bearing interest at 9.5%-11%, secured by property, plant and equipment. The balances outstanding as of December 31, 2004 and 2003, were $nil and $32,048, respectively.

        During 2004 and 2003, the Group utilized bank overdraft facilities bearing interest at 3.58%-4.12% p.a. during 2004, and 3.06%-3.19% in 2003, at BNP Paribas, secured by Mechel Trading cash accounts. As of December 31, 2004 and 2003, the balances outstanding were $147,659 and $52,768, respectively.

        During 2001 and 2002, the Group obtained a series of short-term U.S. dollar-denominated loans from HillStreet Investments for the total amount of $32,690 bearing interest at 6%-8% p.a. Total balance outstanding as of December 31, 2003, was $24,093.

        During 2004, the Group obtained a short-term U.S. dollar-denominated loan from Cargill, bearing interest at 7.25% p.a. As of December 31, 2004, the balance outstanding was $10,000.

        During 2002, the Group issued ruble-denominated non-interest bearing notes payable with the face value of $9,837 maturing on December 31, 2003. As of December 31, 2004 and 2003, the balances payable were $10,548 and $10,615, respectively. The increase in the balance outstanding in 2004 is due to appreciation of ruble against the U.S. dollar. The creditor is in bankruptcy proceeding and not claming promissory notes.

Bonds

        On February 4, 2003, CMP issued 1,000,000 ruble-denominated bonds in an aggregate principal amount of 1 billion rubles ($31,395). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 16.85% p.a. The interest rate for the second, third, and fifth coupon periods is set by the Group and is made public 10 days before the respective coupon period starts. Bondholders are entitled to early redemption of the bonds at face value before the second, third and fifth coupon periods. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bonds are guaranteed by SKCC. The obligatory redemption date of the bonds is February 4, 2006. The total commission and issue costs amounted to $332. The balance outstanding at December 31, 2004 and 2003 was $36,038 and $22,150, respectively.

        On June 19, 2003, Mechel Trading House issued 3,000,000 ruble-denominated bonds in an aggregate principal amount of 3 billion rubles ($98,749). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 11.75% p.a. The interest rate for the second, third and fifth coupon periods is set by the Group and is made public 10 days before the respective coupon period starts. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bondholders have an option to demand repayment of the bonds starting June 19, 2006, with an obligatory redemption date on June 19, 2009. The total commission and issue costs amounted to $4,295. The balance outstanding at December 31, 2004 and 2003, was $108,113 and $101,852, respectively. The increase in the balance outstanding in 2004 is due to appreciation of ruble against the U.S. dollar (see Note 3(e)).

        On November 25, 2004, Mechel Steel Group issued 2,000,000 ruble-denominated bonds in an aggregate principal amount of 2 billion rubles ($70,387). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and comprised 10.69% p.a. The interest rate for the second and third coupon periods is equal to that of the first coupon period. The interest rate for the fourth coupon period is set by the Group and is made public 10 days before the end of the third coupon period. The interest rate for the fifth and sixth coupon periods is equal to that of the fourth period. Bondholders are entitled to early redemption of the bonds at face value within 10 days before the end of the third coupon period. The bonds are guaranteed by Mechel Trading House. The obligatory redemption date of the bonds is November 22, 2007. The total commission and issue costs amounted to $610. Outstanding balance as of December 31, 2004 was $72,075.

        The bond issue costs are amortized to interest expense using the straight-line method, which approximates the effective interest rate method.

        Carrying value of property, plant and equipment pledged under loan agreements amounted to $114,623 and $177,982 as of December 31, 2004 and 2003, respectively. Carrying value of inventories pledged under loan agreements amounted to $176,848 and $51,027 as of December 31, 2004 and 2003, respectively. Carrying value of securities pledged under loan agreements amounted to $nil and $5,028 as of December 31, 2004 and 2003, respectively. Accounts receivable pledged as of December 31, 2004 and 2003 amounted to $63,364 and $25,066, respectively.

14.   TAXES AND SOCIAL CHARGES PAYABLE

        The balances of taxes, social charges and contributions to the Russian Pension Fund and other obligatory payments owed, including fines and penalties related thereto, are comprised of:

	December 31, 2004	December 31, 2003
Current period taxes and social contributions	136,662	123,674
Restructured prior period taxes and social charges, principal amount	30,182	61,696
Restructured related fines and penalties	66,047	60,901

Total taxes and social charges payable	232,891	246,271

Presented on the balance sheets as:
Taxes and social charges payable, current portion	145,527	149,392
Restructured taxes and social charges payable, net of current portion	87,364	96,879

Total:	232,891	246,271

        Taxes, social charges and contributions to the Russian Pension Fund and the Agency for State Ownership Administration of Romania, including restructured amounts with the related fines and penalties, at December 31, 2004, mature as follows:

Payable in:	Restructured related fines and penalties	Restructured prior period taxes and social charges, principal amount	Total
2005	1,916	6,949	8,865
2006	8,793	4,924	13,717
2007	5,061	2,914	7,975
2008	10,606	11,295	21,901
2009 and thereafter	39,671	4,100	43,771

Total	66,047	30,182	96,229

        Included in current period taxes as of December 31, 2003 was the accrual for penalties and fines claimed by the tax authorities for income tax liabilities in certain subsidiaries for the preceding periods allegedly underestimated based on varying interpretations of the tax legislation existing during 1999-2002 and as a result of applying certain tax planning strategies in the amount of $25,717. In 2004, the Group paid $35,154 of such prior year tax claims.

Restructured prior period taxes and social charges

Russia

        The Group subsidiaries entered into agreements with Russian tax and social security authorities from 2000 to 2002 to restructure the amounts and timing of payments of liabilities related to taxes other than income tax (i.e., value added tax and road users tax) and contributions due to the Russian National Pension Fund, along with related fines and penalties. Prior to the restructuring, a significant portion of these liabilities including fines and penalties, were overdue and payable with short maturities and were accrued by the Group. Upon conclusion of the restructuring agreements, overdue taxes and charges accrued became payable in equal quarterly installments within six years; and related fines and penalties became payable only if certain conditions were not met. Subject to timely payment of at least 50% of all the restructured principal amounts of taxes and charges within two years on schedule, and the full and timely payment of current taxes being accrued, a 50%-portion of the restructured fines and penalties will be forgiven.

        Furthermore, subject to timely payment of the remaining restructured principal amounts of taxes and charges within four years on schedule, and the full and timely payment of current taxes, the remaining 50% of the restructured fines and penalties will be forgiven. Restructured principal of taxes and charges are subject to interest of 5.5% p.a., payable in equal quarterly installments. Restructured fines and penalties do not bear interest.

        Contributions to the Russian Pension Fund and 15% of the related fines and penalties are payable in equal quarterly installments over five years. Subject to full repayment of the restructured principal contributions to the Russian Pension Fund and payment of at least 15% of the fines and penalties accrued within five years, as well as the full and timely payment of current contributions, the remaining 85% of the restructured fines and penalties related to the contributions to the Russian Pension Fund will be forgiven. The restructured principal contributions to the Russian Pension Fund and the related fines and penalties do not bear interest.

Romania

        Upon acquisition of Mechel Targoviste and Mechel Campia Turzii as part of the purchase agreement, APAPS agreed to restructure the liabilities of Mechel Targoviste and Mechel Campia Turzii related to taxes payable to the National Social Security Fund and Ministry of Labor and Social Security, along with related fines and penalties. Prior to the restructuring, a significant portion of these liabilities, including fines and penalties, were overdue and payable with short maturities. Restructured taxes, fines and penalties do not bear interest. Restructured long-term liabilities of Mechel Targoviste to state energy corporations and those of Mechel Campia Turzii, which are due to state budget, are included into long-term restructured taxes and payable.

        Total net amount of restructured liabilities related to the acquisition of Mechel Targoviste and Mechel Campia Turzii as of December 31, 2004 consisted of $31,445 and $11,952 classified as long-term debt and restructured taxes and social charges payable, respectively. The gross amount equaled to $84,343 with a related discount of $40,946, of which $80,916 and $3,427 related to Mechel Targoviste and Mechel Campia Turzii, respectively. Long-term obligations of Mechel Targoviste of $72,392 are due to its material suppliers and energy providers, and were restructured as long-term debt in connection with the Group's acquisition of Mechel Targoviste. Restructured taxes and social charges payable of Mechel Targoviste of $8,525 are payable to the local tax authorities over the period 2005-2009 with the current portion of $1,010 due in 2005. The majority of such liability could be forgiven in 2008 contingent upon Mechel Targoviste fulfilling all conditions as set in the purchase agreement and makes good on all ongoing and restructured debts that are subject to repayment.

        At the acquisition of Mechel Targoviste long term debt to its material suppliers and energy providers was restructured and is payable, on an undiscounted basis and if the terms of the restructuring are not met, in accordance with the following schedule:

Payable in:
2005	—
2006	8,661
2007	27,954
2008	35,777

Total	72,392

        Upon conclusion of the restructuring agreements, overdue taxes became payable as follows:

Payable in:	Mechel Targoviste	Mechel Campia Turzii	Total:
2005	1,009	492	1,501
2006	—	492	492
2007	—	492	492
2008	7,516	1,951	9,467

Total	8,525	3,427	11,952

        The amount payable in 2008 of $7,516, including fines and penalties relating to Mechel Targoviste, can be forgiven if Mechel Targoviste is in compliance with the current payments schedule for the first four years. The same applies to the last payment of Mechel Campia Turzii in amount of $1,951 payable in 2008.

        In addition, as of December 31, 2004, Mechel Campia Turzii had a possible (rather than probable) loss contingency, not reflected on the balance sheet, related to rescheduled tax related penalties and late payment interests amounting to $38,698, that were conditionally forgiven in accordance with the Romanian Common Orders (the "Orders"). They may become payable in case of non-fulfillment by the Group of certain conditions in the Orders. Management believes that the Group will be able to meet all future conditions required to obtain full forgiveness.

15.   ASSET RETIREMENT OBLIGATIONS

        Effective January 1, 2003, the Group adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation (ARO) as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

        If the accounting change the Group implemented during 2003 for asset retirement obligations had been effective in 2002, the impact on income before cumulative effect of changes in accounting principles and earnings per share would have been as follows:

	Year ended
	December 31, 2003	December 31, 2002
Net income, as reported	143,508	89,253
Adoption of SFAS No. 143, net of tax:	3,788	—
Depreciation of assets retirement cost and accretion expense of assets retirement obligation:	—	(3,077)

Adjusted net income before cumulative effect of changes in accounting principle	147,296	86,176

Adjusted income before extaordinary items	145,344	84,788

Adjusted earnings per share	0.40	0.25

        Upon adoption of SFAS No. 143 on January 1, 2003, the Group recorded $3,788 (net of taxes) as a charge to cumulative effective of changes in accounting principles. Application of this new accounting principle resulted in an increase in property, plant and equipment of $5,474 and an asset retirement obligation liability of $9,262. The application of SFAS No. 143 reduced income from continuing operations by $2,587, net income by $6,375 (after income taxes of $nil), or $0.02 per basic and diluted share, for the year ending December 31, 2003.

        The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years, into the future and will be funded from general Group resources at the time of removal. The Group's asset retirement obligations primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines.

        The following table presents the movements in asset retirement obligations for the years ended December 31, 2004 and 2003:

	December 31,
Asset retirement obligation
	2004	2003
Balance at beginning of year	13,937	9,262
Liabilities incurred in the current period	24,119	2,144
Liabilities settled in the current period	(2,860)	—
Accretion expense	2,081	2,433
Revision in estimated cash flow	34,652	—
Translation and other	3,048	98

Balance at end of year	74,977	13,937

        Liabilities incurred during the year ended December 31, 2004 related primarily to the acquisition of Izhstal ($20,726). Revision in estimated cash flow represents the effect of the Group's asset retirement obligation and discount rate revisions, and is recorded through an increase in the value of the underlying non-current assets.

16.   PENSION AND POSTRETIREMENT BENEFITS

        In addition to the State Pension and Social insurance required by the Russian legislation, the Group has a number of defined benefit occupational pension plans that cover the majority of production employees and some other postretirement benefit plans.

        SKCC and BMP have an agreement with a non-Government pension fund (the "Fund") in accordance with which contributions are made as a lump-sum payment to the Fund upon the retirement of employees. Group's pension obligation to a retiree is fully funded and settled upon such lump-sum payment to the Fund. The Fund is obligated to provide former employees with monthly non-state pensions throughout their life period. As of December 31, 2004, the Group's obligations under this Fund were unfunded.

        A number of the Group's companies provide their former employees with regular old age retirement pensions. The old age retirement pension is conditional to the member qualifying for the State old age pension. Some employees are also eligible for an early retirement in accordance with the state pension regulations and specific coal industry rules (so-called "territorial treaties"), which also provide for certain post retirement benefits above old age pensions. Additionally the Group voluntarily provides financial support, of a defined benefit nature, to its old age and disabled pensioners, who did not acquire any pension under the occupational pension program.

        The Group also provides several types of long-term employee benefits such as death-in-service benefit and invalidity pension of a defined benefit nature. The Group may also provide the former employees with reimbursement of coal and wood used for heating purposes. In addition, one-time lump sum benefits are paid to employees of a number of the Group's companies upon retirement depending on the employment service with the Group and the salary level of an individual employee. All pension plans are unfunded until the qualifying event occurs.

        As of December 31, 2004, there were approximately 82,300 active participants to the defined benefit pension plans and 20,000 pensioners receiving monthly pensions or other regular financial support from the employer.

        Actuarial valuation of pension and other post employment and postretirement benefits was performed in May-June 2005, with the measurement date of December 31, 2004. Members' census data as of that date was collected for all relevant business units of the Group.

        Pension costs determined are supported by an independent qualified actuary, and are charged to profit and loss account ratably over employees' working service with the Group.

        The movements in the projected benefit obligation (PBO) during the year ended December 31, 2004 was as follows:

Projected benefit obligation at beginning of year	40,021
Service cost	1,843
Amortization of prior service cost	—
Interest cost	4,419
Obligation incurred	3,662
Benefits paid	(2,751)
Actuarial (gain) losses	930
Translation difference	2,581

Projected benefit obligation at end of year	50,705

        The funded status of the plan as of December 31, 2004 was as follows:

Projected benefit obligation (PBO)	(50,705)
Accumulated benefit obligation (ABO)	(40,290)
Funded status	(50,705)
Unrecognized net actuarial (gain)/loss	931
Unrecognized prior service cost	4,725

Net amount recognised	(45,049)

        Amounts recognized in the balance sheet as of December 31, 2004 were as follows:

Prepaid benefit cost	—
Accrued benefit cost	(46,981)
Intangible asset	1,932
Accumulated other comprehensive income	—

Net amount recognised	(45,049)

        The components of net periodic benefit cost for the year ended December 31, 2004 were as follows:

Service cost	1,843
Interest cost	4,419
Expected return on assets	—
Amortization of prior service cost	344
Recognised actuarial gain (loss)	—

Net periodic benefit cost	(6,606)

        The key actuarial assumptions used as of December 31, 2004 and for the year then ended were as follows:

Key assumptions	2004
Discount rate	10.55%
Rate of compensation increase	8.42%
Rate of pension entitlement increase (before benefit commencement)	8.42%
Rate of monthly financial support increase	6.3%
Rate used for calculation of purchased annuity value*	below 5.00%

*
Regular retirement pensions in payment are insured by the Fund

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2005	2006	2007	2008	2009	2010- 2014	Total
Pensions (including monthly financial support)	3,532	2,342	2,487	2,667	2,847	17,262	31,137
Other benefits	4,469	1,153	1,261	1,261	1,550	10,307	20,001

Total expected benefits to be paid	8,001	3,495	3,748	3,928	4,397	27,569	51,138

        The Group did not recognize pension obligations before January 1, 2004. Due to continuing increase in ongoing pension obligations and enrollment of employees of recently acquired subsidiaries in the Group's sponsored pension plans, management decided to accrue for pension obligations starting from January 1, 2004.

17.   SHAREHOLDERS' EQUITY

Capital stock

        The capital stock of Mechel Steel Group OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.3), of which 403,118,680 and 366,178,815 common shares were outstanding as of December 31, 2004 and 2003. As disclosed in Note 1, in the context of the reorganization under common control and based on the presentation of the Group as if it existed for all periods presented since its inception, the number of shares authorized and issued and earnings per share were based on the shares issued to Controlling Shareholders in connection with the formation of the Group in 2003, and that number of shares (less treasury shares) has been treated as outstanding for all periods presented except where capital contributions were made during 2002 and 2001 for which shares have been allocated to those contributions as if issued at that time based upon the number of shares that were issued for the contribution to acquired companies in the common control reorganization as determined in accordance with Russian law.

        On October 29, 2004, Mechel sold 33,301,659 additionally issued ordinary shares that were offered in the form of American Depositary Shares (ADS) on New York Stock Exchange and registered with the U.S. Securities and Exchange Commission. The Group's shareholders offered 14,569,476 previously owned ordinary shares that consisted of 8,325,414 shares sold together with the Group's shares and 6,244,062 shares sold as a result of underwriters exercising their over-allotment option. Placement price was equal to $21 per ADS. Net proceeds attributable to the Group amounted to $213,353 after deducting underwriters' discount of $12,238 and direct placement related expenses of $7,520. Net proceeds attributable to the Group's selling shareholders amounted to $96,632.

Additional paid-in capital

        The excess of the proceeds from contributions made by the Controlling Shareholders into Mechel's capital in the form of the shares of various subsidiaries, which equity stakes accumulating to a control interest resulted in purchase business combinations, over the aggregate par value of Mechel common shares issued was allocated to additional paid-in capital.

        The excess of the proceeds from sale of ADSs over their par value in 2004 amounted to $201,781.

Treasury shares

        In connection with the reorganization described in Note 1, 16,790,271 common shares were issued to Mechel Trading, a Group subsidiary, in exchange for shares contributed by the Controlling Shareholders and held by Mechel Trading. Consistent with the presentation of common shares as described above, these 16,790,271 shares valued at their aggregate par value have been treated as held in treasury as of December 31, 2002 and 2003, and 13,152,065 shares as of December 31, 2004.

Stock-based compensation

        During the year ended December 31, 2003, the Group recorded an issuance of a stock-based compensation award pursuant to an employment contract with one of its executives. The stock-based compensation award entitles the executive to receive 0.6% (2,297,815 shares) of the issued shares of the Group, out of the shares held in treasury. The fair value of the award was estimated at approximately $3,600. The vesting period for the award and the respective stock based compensation expense commenced on July 1, 2003. The stock-based compensation recognized during the years ended December 31, 2004 and 2003 was $1,400 and $2,200, respectively, and recorded as an operating expense. On April 15, 2004, the stock option was exercised through the issuance of treasury stock.

Dividends

        In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% withholding tax in Russia for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Approximately $1,906,070 and $338,158 were available for dividends as of December 31, 2004 and 2003, respectively.

        On June 24, 2004, Mechel declared a dividend of 149 million rubles (approximately $5,145), which was paid in September 2004.

Earnings and dividends per share

        Net income per common share for all periods presented was determined in accordance with SFAS No. 128, "Earnings per Share", by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31, 2004:

	2004	2003	2002
Net income available to shareholders	1,342,706	143,508	89,253
Total weighted average number of shares outstanding during the period	373,971,312	366,178,815	333,243,450

Earnings per common share	3.59	0.39	0.27

        Total weighted-average number of common shares outstanding during the period is as follows:

Dates outstanding	Shares outstanding	Fraction of period (days)	Weighted- average shares
2002:
Common shares: January 1 - May 24	331,387,807	144	130,739,299
Issuance of common shares at May 24	162,729

Common shares: May 24 - June 14	331,550,536	21	19,075,510
Issuance of common shares at June 14	4,099,903

Common shares: June 14 - December 25	335,650,439	194	178,400,507
Issuance of common shares at December 25	47,318,647

Common shares: December 25 - December 31	382,969,086	6	6,295,382
Treasury shares: January 1 - May 24	(993,513)	144	(391,961)
Treasury shares acquired on May 24	(23,875)

Treasury shares: May 24 - December 25	(1,017,388)	215	(599,284)
Treasury shares acquired on December 25	(15,772,883)

Treasury shares: December 25 - December 31	(16,790,271)	6	(276,003)

Total weighted average shares outstanding during the period			333,243,450

2003:
Common shares: January 1 - September 30	382,969,086	273	382,969,086
Treasury shares: January 1 - September 30	(16,790,271)	273	(16,790,271)

Total weighted average shares outstanding during the period			366,178,815

2004:
Common shares: January 1 - October 28	382,969,086	302	316,001,814
Common shares: October 29 - December 31	416,270,745	64	72,790,513
Treasury shares: January 1 - April 15	(16,790,271)	106	(4,862,756)
Treasury shares sold on April 15	2,297,815
Treasury shares:April 16 - September 30	(14,492,456)	168	(6,652,275)
Treasury shares sold on October 1	1,340,391
Treasury shares: October 1 - December 31	(13,152,065)	92	(3,305,984)

Total weighted average shares outstanding during the period	403,118,680		373,971,312

        There were no dilutive securities issued as of December 31, 2004, 2003 and 2002.

Stock issued to minority shareholders

        In an effort to consolidate outstanding minority interest in certain consolidated subsidiaries, in July 2003, the Group exchanged 3.9% of their equity interest in SKCC for minority interest in subsidiaries of SKCC. The non-monetary exchange was accounted for using the purchase method of accounting and accordingly, the fair value of the stock issued of $4,428, to acquire the minority interests was credited to additional paid in capital.

        In an effort to merge SKCC with several of its subsidiaries, additional shares of SKCC were issued in October 2004 and exchanged for current minority interest in TGPP. On October 15, 2004, TGPP merged with SKCC and ceased its existence as a legal entity. The non-monetary exchange of SKCC shares for TGPP shares that were cancelled was accounted for using the purchase method of accounting and, accordingly, the fair value of the SKCC stock issued of $340, was credited to additional paid-in capital.

        On October 1, 2004, Mechel Trading, a 100% owned subsidiary by the Group, agreed to transfer 1,072,313 and 268,078 of Mechel's shares held by it in treasury to two employees of MMS, the Group's Liechtenstein trading subsidiary, in return for 20% and 5%, respectively, of the shares of this subsidiary owned by these employees. The transaction was accounted for as the purchase of a minority interest in exchange for the issuance of treasury stock. The cost of the purchase was based upon the fair value of treasury shares issued. The non-monetary exchange of Mechel shares for MMS shares was accounted for using the purchase method of accounting and, accordingly, the fair value of the Mechel stock issued of $8,956 was credited to additional paid-in capital, and the excess of fair value of Mechel stock over MMS shares of $7,505 was debited to goodwill.

18.   INCOME TAXES

        Income (loss) before income tax, minority interests, discontinued operations, extraordinary gain and change in accounting principle attributable to different jurisdictions was as follows:

	Years ended December 31,
	2004	2003	2002
Russia	526,536	177,240	33,263
Switzerland	238,895	20,549	51,791
British Virgin Islands	787,829	—	—
Romania	(9,885)	(21,077)	(13,993)
Lithuania	2,390	(517)	—
Kazakhstan	(670)	(69)	—

Total	1,545,095	176,126	71,061

	Year ended December 31,
	2004	2003	2002
Current income tax expense
Russia	162,057	51,913	23,564
British Virgin Islands	—	—	—
Switzerland	22,713	2,730	5,144
Romania	2,223	15	—
Lithuania	—	6	—

	186,993	54,664	28,708
Deferred income tax expense (benefit)
Russia	(14,389)	(8,026)	(24,825)
Switzerland	3,183	3,944	(671)
British Virgin Islands	—	—	—
Romania	70	(2,794)	(559)
Lithuania	(43)	(28)	—
Kazakhstan	(38)	(1)	—

	(11,217)	(6,905)	(26,055)

Total income tax expense	175,776	47,759	2,653

        Taxes represent the Group's provision for profit tax. In the years 2002 through 2004 income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 25% in Romania, at 15% in Lithuania and at 30% in Kazakhstan. The Group's subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. Effective January 1, 2005, the enacted tax rate in Romania is 16%.

        The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates (24% for all three years ended December 31, 2004) to the income before taxes,

minority interest, extraordinary items and change in accounting principle, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2004	2003	2002
Theoretical income tax expense computed on income before taxes at Russian statutory rate	370,823	42,470	17,055
Effects of other jurisdictions and permanent differences:
Property, plant and equipment basis difference	1,481	—	(16,140)
Non-deductible expenses and non-taxable income	25,502	11,423	3,109
Social expenditures	7,838	2,406	3,413
Loss carry-forward used	(5,840)	—	—
Change in valuation allowance	(4,563)	(3,375)	—
Non-deductible loss on sale of securities	(446)	—	—
Other permanent differences	1,365	(1,664)	498
Different tax rates in foreign jurisdictions	(233,929)	(7,680)	(9,507)
Fines and penalties related to taxes	(284)	4,179	4,225
Change in tax rate and tax legislation	13,829	—	—

Income tax expense, as reported	175,776	47,759	2,653

        Included in the effect of different tax rates in foreign jurisdiction is non-taxable gain of $787,829 related to the sale of the MMK shares realized through the Group's subsidiary incorporated in British Virgin Islands.

        The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

        The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31, 2004	December 31, 2003
Deferred tax assets, current:
Inventory and product related reserves	4,432	4,939
Bad debt allowance	4,309	6,291
Timing difference in cost recognition	—	1,695
Deferred revenue	301	—
Accrued liabilities	1,438	1,098
Vacation provision	2,168	366
Other	—	303

Total deferred tax asset, current	12,648	14,692
Deferred tax assets, non-current:
Net operating loss carry-forward	7,227	14,016
Asset retirement obligation	3,021	986
Property, plant and equipment	8,880	8,793
Pension obligations	7,606	—
Other	1,223	913

Total deferred tax assets, non-current	27,597	24,708
Valuation allowance for deferred tax assets	(5,013)	(5,095)

Total deferred tax asset, net	35,232	34,305

	December 31, 2004	December 31, 2003
Deferred tax liabilities, current:
Timing difference in revenue recognition	14,243	15,006
Timing difference in cost recognition	—	1,559
Inventories	15,000	2,443
Bad debt provision	—	1,434
Other	1,812	575

Total deferred tax liabilities, current	31,055	21,017
Deferred tax liabilities, non-current:
Property, plant and equipment	71,670	78,195
Mineral licenses	38,488	34,875
Long-term debt	—	8,877
Investments	1,433	365
Timing difference in cost recognition	5,006	—
Other	—	773

Total deferred tax liabilities, non-current	116,597	123,085

Total deferred tax liability	147,652	144,102

        A deferred tax liability of approximately $162,500 as of December 31, 2004 has not been recognized for temporary differences related to the Group's investment in certain foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group's intention, generally, to reinvest such earnings permanently.

        For financial reporting purposes, a valuation allowance is recognized to reflect management's estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. For Russian income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred in 2002, 2003 and 2004, which may be carried forward for use against their future income within 10 years. Their use is restricted to a maximum of 30% of taxable income of the respective subsidiary of the Group. Tax loss carryforwards may be eroded by future devaluation of the ruble. As of December 31, 2004, for statutory income tax purposes, the subsidiaries of the Group had tax losses available to carryforward of approximately $38,227 expiring as follows:

December 31, 2005	54
December 31, 2006	1,042
December 31, 2007	3,834
December 31, 2008	5,258
December 31, 2009	3,683
Thereafter	14,356

Total loss carryforward	38,227

19.   TAXES OTHER THAN INCOME TAX

        Taxes other than income tax included in the consolidated income statements are comprised of the following:

	Years ended December 31,
	2004	2003	2002
Property and land tax	42,476	24,458	14,616
Road users tax	250	50	11,919
VAT	1,017	2,898	—
Other taxes and penalties	25,542	17,310	3,837

Total taxes other than income tax	69,285	44,716	30,372

        Property and land tax consist mostly of payments for land tax, which amounted to $28,880, $14,666 and $11,132 for the years ended December 31, 2004, 2003 and 2002, respectively. This tax is levied on the land beneath the Group's production subsidiaries that is occupied based on the right of perpetual use. According to new land legislation, the right of perpetual use has to be re-registered before January 1, 2006 through purchase of land or operating leases up to 49 years, which will be decided by the Group during 2005.

20.   GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

        General, administrative and other operating expenses comprise of the following:

	Years ended December 31,
	2004	2003	2002
Personnel and social contributions	88,189	62,861	25,170
Social expenses	27,751	13,247	9,874
Fixed assets disposals	5,736	4,111	2,304
Audit and consulting services	12,432	10,022	556
Depreciation	7,621	7,890	6,255
Rent	13,729	5,567	5,135
Banking charges and services	3,678	2,102	3,599
Other	69,903	31,401	15,266

Total general, administrative and other operating expenses	229,039	137,201	68,159

        Rent represents office-related expenses and expenses for the operating lease of land, which ranges between 1 and 47 years. These land lease expenses amounted to $2,184, $1,749 and $935 for the years ended December 31, 2004, 2003 and 2002, respectively. The amount of rental payments is determined by local authorities and cannot be reasonably estimated beyond a five-year horizon. The table below presents future land rental payments for the next five years under non-cancelable operating lease agreements based on the current rental rates:

Year of payment	Operating lease payments
2005	2,916
2006	2,696
2007	2,920
2008	3,206
2009	3,526
Thereafter	141,040

Total land operating lease payments:	156,304

21.   OTHER INCOME, NET

        Other income is comprised of the following:

	Years ended December 31,
	2004	2003	2002
Gain on sale of MMK shares	799,982	—	—
Gain on sale of other long-term investments	3,423	2,417	—
Gain on forgiveness of fines and penalties	18,296	9,588	3,794
Dividends received	2,407	—	—
(Loss) gain on sale of promissory note	(2,044)	2,657	—
Write-off of debt obligation	1,250	1,400	4,000
Other	13,503	10,271	—

Total other income, net	836,817	26,333	7,794

22.   SEGMENTAL INFORMATION

        The Group has two reportable business segments: Steel and Mining. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

        The Group's management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes, minority interest and extraordinary items.

        Segmental information for 2004, 2003 and 2002 is as follows:

	Mining	Steel	2004	Mining	Steel	2003	Mining	Steel	2002
Revenues from external customers	878,417	2,757,538	3,635,955	413,943	1,614,108	2,028,051	302,612	1,011,537	1,314,149
Intersegment revenues	322,992	74,651	397,643	185,813	42,250	228,063	69,604	39,017	108,621
Gross margin	644,158	766,709	1,410,867	179,020	426,044	605,064	117,549	249,073	366,622
Gross margin*, %	53.6%	27.1%	38.8%	29.9%	25.7%	29.9%	31.6%	23.7%	27.9%
Depreciation, depletion and amortization	56,768	81,052	137,820	34,416	67,273	101,689	29,045	49,728	78,773
Operating income	384,053	366,754	750,807	63,451	134,230	197,681	34,412	54,732	89,144
Interest income	881	1,494	2,375	117	2,157	2,274	1,036	3,441	4,477
Interest expense	15,351	36,058	51,409	10,165	38,351	48,516	6,357	30,416	36,773
Segment assets	1,682,871	1,995,398	3,678,269	646,046	1,188,463	1,834,509	421,090	966,288	1,387,378
Capital expenditures	81,177	222,234	303,411	66,639	50,216	116,855	40,573	27,365	67,938
Income tax benefit (expense)	(57,599)	(118,177)	(175,776)	(21,573)	(26,186)	(47,759)	(7,328)	4,675	(2,653)
Extraordinary gain	271	—	271	—	5,740	5,740	1,388	—	1,388

*
Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.

        The following table presents the Group's revenues segregated between domestic and export sales. Domestic represents sales by a production subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross-border sales by a subsidiary regardless of its location.

	2004	2003	2002
Domestic:
Russia	1,432,866	1,002,202	628,863
Other	244,210	121,881	21,077

Total	1,677,076	1,124,083	649,940
Export	1,958,879	903,968	664,209

Total revenue, net	3,635,955	2,028,051	1,314,149

        Allocation of total revenue by country is based on the location of the customer. The Group's total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2004	2003	2002
Russia	1,432,866	1,002,202	628,863
Europe	1,260,264	639,547	374,877
Asia	551,153	292,911	263,326
CIS	224,907	9,398	22,580
Middle East	114,372	53,574	16,225
USA	33,090	9,446	2,384
Other Regions	19,303	20,973	5,894

Total	3,635,955	2,028,051	1,314,149

        The majority of the Group's long-lived assets are located in Russia. The carrying amount of net assets pertaining to the Group's major operation located outside Russia as of December 31, 2004 and 2003 was as follows:

	2004	2003
Switzerland/Liechtenstein	14,504	5,290
Lithuania	2,431	2,206
Romania	96,075	86,673
Croatia	—	415
CIS	6,420	2,899

        Because of significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group's consolidated total revenue, except for the Group's sales to Glencore International, Inc. (predominantly Steel segment products), which comprised: 8.2% and 14% and 18% of the Group's total revenue for 2004, 2003 and 2002, respectively.

23.   COMMITMENTS AND CONTINGENCIES

Commitments

        In the course of carrying out its operations and other activities, the Group and its subsidiaries enter into various agreements, which would require the Group to invest in or provide financing to specific projects or undertakings. In management's opinion, these commitments are entered into under standard terms, which are representative of each specific project's potential and should not result in an unreasonable loss.

        As of December 31, 2004, total Group's contract commitments amounted to $109,393, which consisted of the following: commitment to acquire property, plant and equipment $71,975, commitment to acquire raw materials $11,707 and commitment for delivery of goods and services $25,711.

Contingencies

(a)   Guarantees

        As of December 31, 2004, the Group guaranteed the fulfillment of obligations to third parties under various debt agreements for the total amount of $628,864. The guarantees given for loans received by various entities and employees of the Group amounted to $628,391 and $473, respectively. Out of these, guarantees given by the Group to third parties for its own subsidiaries amounted to $624,887. In case the borrower fails to fulfill its obligations under the loan agreement the Group repays the outstanding amount under the debt agreement with all interests, fines and penalties due. Maximum potential amount of future payments under the guarantees given as of December 31, 2004 amounted to $677,269, out of which $672,935 related to guarantees given by the Group for its entities.

(b)   Environmental

        In the course of the Group's operations, the Group may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will have a material adverse effect on its financial position and results of operations.

        Upon acquisition of Mechel Targoviste and Mechel Campia Turzii, as part of the purchase agreements, the Group committed to the Romanian government to invest $7,300 and $4,581, up till 2008, respectively into environment development and restoration. The environment obligation taken by the Group in relation to Mechel Campia Turzii was discounted using 17% rate and included in the cost of investment in the amount of $2,673, together with cash consideration paid. Environmental obligations of Mechel Targoviste and Mechel Campia Turzii as of December 31, 2004 amounted to $5,700 and $2,480, respectively.

(c)   EU ascension commitments

        Integration of Romania into European Union required, in particular, adoption of new strategy aimed at restructuring of major national metallurgical entities, including Mechel Targoviste and Mechel Campia Turzii. As an integral part of restructuring process, individual viability plans agreed with EU consultants are to be incorporated into business-plans of all the entities. Implementation of these plans and achievement of the targets should to be provided by investors in accordance with their contractual obligations under privatization contracts. Viability plans of Mechel Targoviste and Mechel Campia Turzii include additional investments into technology development and ecology improvement. After restructuring completion, key business performance indicators of both companies are to be in line with effectiveness requirements of EU. Management has not determined impact on the Group's Romanian subsidiaries as of June 22, 2005.

(d)   Taxation

        The Group is subject to taxation to the largest extent in Russia, and secondarily in other jurisdictions. The Russian tax system continues to evolve. Applicable taxes include value-added tax, corporate income tax (profit tax), turnover-based taxes, payroll (social) taxes and others. Laws related to these taxes have been adopted only recently, in contrast to more developed market economies; and implementing regulations are often unclear or nonexistent. Many Russian tax laws and related regulations introduced in 2004 and previous years were not always clearly drafted and their interpretation is subject to the opinions of local tax authorities, the Central Bank and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual, and few precedents with regard to issues have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of authorities that are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

        In Russia, generally, tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three-year period.

        Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management's best estimate.

        In other tax jurisdictions where the Group conducts operations or holds shares, taxes are generally charged on the income arising in that jurisdiction. In some jurisdictions agreements to avoid double taxation are signed between different jurisdictions; however, the risk of additional taxation exists, especially in respect of certain domiciles where some of the Group entities are located and which are considered to be tax havens.

        During the course of liquidation Mechel Zeljezara became exposed to potential tax claims. These tax claims resulted from free of charge transfer of assets to the Croatian Privatization Fund. The Group estimates that possible claims will not exceed $10,900 and $14,000 with respect to income tax and value added tax, respectively. These amounts have not been accrued as of December 31, 2004.

        As of December 31, 2004, the Group does not believe that any other material matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

(e)   Litigation, claims and assessments

        The Group is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Group's liability, if any, in all pending litigation, other legal proceeding or other matters, other than those described in Note 14, would not have a material effect upon the financial condition, results of operations or liquidity of the Group.

        The Group operates in a number of different jurisdictions with varying legal systems and regimes, including developing markets with evolving fiscal and regulatory environments.

        The Russian legal system, which affects most of the Group's subsidiaries, is characterized by: (1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur or the resulting effect of any such developments on the Group's financial condition or future results of operations.

        The Group's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Group could have a significant impact on the Group's ability to continue operations.

(f)    Transfer pricing

        Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transaction between related entities and certain other types of transactions between independent parties, such as foreign trade transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge the Group's price and propose adjustments. If such price adjustments are upheld by the Russian courts and implemented, the Group's future financial results could be adversely affected. In addition, the Group could face significant losses associated with the assessed of prior tax underpaid and related interest and penalties, which could have an adverse effect on the Group's financial condition and results of operations. The Group believes that such transfer pricing related tax contingencies are possible rather than probable and cannot be reasonably estimated.

(g)   Other commitments

        In the course of acquisition of various subsidiaries in 2002 and 2003, the Group undertook a number of commitments in respect of future capital expenditures connected with the development of production facilities. The Group committed to make the investment for the development of the production facilities and improvements of the environmental compliance in Mechel Campia Turzii and Mechel Targoviste, for the total of approximately $22,659 and $21,072 respectively, during a period of five years from the date of acquisition. Also the Group committed to maintain workforce level at Mechel Targoviste and Mechel Campia Turzii for five years. Total obligations of Mechel Campia Turzii and Mechel Targoviste under privatization contracts as of December 31, 2004 amounted to $16,671 and $16,500, respectively. Amounts related to environmental obligations are disclosed separately in section (b) above.

24.   SUBSEQUENT EVENTS

(a)   Acquisitions

Yakutugol

        On January 24, 2005, the Group won the auction where the Government of Republic Sakha (Yakutia) sold 25% plus one shares of Yakutugol, a leading coal producer in the northeast of Russia. The Group acquired 25% plus one share for $411,182 in cash. The purchase of Yakutugol shares will be accounted for using the equity method of accounting and recorded in the consolidated financial statements for the year ended December 31, 2005.

Chelyabinsk Metallurgical Plant

        On different dates from January 1 through May 25, 2005, the Group acquired 177,799 ordinary shares equal to 5.62% of the voting stock of Chelyabinsk Metallurgical Plant for a total cash consideration of $32,300. Acquisitions were accounted under purchase method of accounting.

Izhstal

        On April 15, 2005, the Group acquired 266,553 ordinary and 16 preferred shares, which represents 24.96% of the voting stock of Izhstal for $15,700 in cash. The Group's share was also increased by minor acquisitions in January-June 2005 which amounted to 0.04%. As of June 22, 2005, the Group's interest in the voting stock of Izhstal was 87.35%.

Mineral Licenses for exploration of Erunakovskaya-1 and Erunakovskaya-3 coal mines

        On April 7, 2005, SKCC acquired right for exploration and development of 2 coal mines near Kemerovo for the total cash consideration of $19,118.

(b)   Dividends

        On May 27, 2005, Mechel's board of directors recommended to the general shareholders' meeting, which will be held on June 28, 2005, that it approve an annual dividend of 5.7 billion rubles ($203,095 as of that date) for the 2004 fiscal year.

25.   SUBSEQUENT EVENT (UNAUDITED)

Mineral Licenses for exploration of Olzherasskaya, Razvedochny and Sorokinsky coal mines

        On June 24, 2005, SKCC acquired the rights for exploration and mining of coking coal on three plots in the Kemerovo region for the total cash consideration of approximately $69,300.

QuickLinks

TABLE OF CONTENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 11. Quantitative and Qualitative Disclosures and Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
MECHEL STEEL GROUP OAO Consolidated Balance Sheets (in thousands of U.S. dollars, except share amounts)
MECHEL STEEL GROUP OAO Consolidated Income Statements (in thousands of U.S. dollars, except share and per share amounts)
MECHEL STEEL GROUP OAO Consolidated Statements of Cash Flows (in thousands of U.S. dollars)
MECHEL STEEL GROUP OAO Consolidated Statement of Changes in Shareholders' Equity (in thousands of U.S. dollars, except share amounts)
MECHEL STEEL GROUP OAO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 (All amounts are in thousands of U.S. dollars, unless stated otherwise)