Form 20-F
period 2005-12-31
Mechel OAO
filed 2006-05-22
CIK 1302362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐                                   Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒                                 Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

or

☐                                   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐                                   Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 333-119497

MECHEL OAO

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,710,868 ADSs

403,118,680 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☒	No: ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒	No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐                   Accelerated Filer ☒              Non-accelerated filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes: ☐	No: ☒

(1)             Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Unless the context otherwise requires, references to “Mechel,” “Company,” “us” and “our” refer to Mechel OAO and its subsidiaries.

Our business consists of two segments: mining and steel. References in this document to segment revenues are to revenues of the segment excluding intersegment sales, unless otherwise noted.

For purposes of calculating certain market share data, we have included businesses that are currently part of our group that may not have been part of our group during the period for which such market share data is presented.

In this document, references to “U.S. dollars,” “$” or “cents” are to the currency of the United States, references to “rubles” are to the currency of the Russian Federation and references to “euro” or “€” are to the currency of the member states of the European Union, or EU, participating in the European Monetary Union.

The term “tonne” as used herein means a metric tonne. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds.

Certain amounts that appear in this document have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables or in the text may not be an arithmetic aggregation of the figures that precede them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•       strategies, outlook and growth prospects;

•       future plans and potential for future growth;

•       liquidity, capital resources and capital expenditures;

•       growth in demand for our products;

•       economic outlook and industry trends;

•       developments of our markets;

•       the impact of regulatory initiatives; and

•       the strength of our competitors.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Russian economy, political stability in Russia, volatility in stock markets or in the price of our shares or ADSs, financial risk management, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports to be filed by us with the Securities and Exchange Commission, or the SEC.

Except to the extent required by law, neither we, nor any of our agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

PART I

Item 1.                          Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                          Offer Statistics and Expected Timetable

Not applicable.

Item 3.                          Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2005, 2004, 2003, 2002 and 2001, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with U.S. GAAP.(1)

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. The financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in thousands of U.S. dollars, except per share data)
Consolidated income statement data:
Revenue, net	3,804,995	3,635,955	2,028,051	1,314,149	1,019,726
Costs of goods sold	(2,469,134)	(2,225,088)	(1,422,987)	(947,527)	(721,089)
Gross margin	1,335,861	1,410,867	605,064	366,622	298,637
Selling, distribution and operating expenses	(820,133)	(660,060)	(407,383)	(277,478)	(193,853)
Operating income	515,728	750,807	197,681	89,144	104,784
Other income and expense, net	10,131	794,288	(21,555)	(18,083)	(12,178)
Income before tax, minority interest, discounted operations, extraordinary gain and changes in accounting principle	525,859	1,545,095	176,126	71,061	92,606
Income tax expense	(136,643)	(175,776)	(47,759)	(2,653)	(30,184)
Minority interest in loss (income) of subsidiaries	(6,879)	(11,673)	18,979	10,433	(15,521)
Income from continuing operations	382,337	1,357,646	147,346	78,841	46,901
Loss from discontinued operations, net of tax	(1,157)	(15,211)	(5,790)	(1,835)	(735)
Extraordinary gain, net of tax	—	271	5,740	1,388	1,252
Changes in accounting principle, net of tax	—	—	(3,788)	10,859	—
Net income	381,180	1,342,706	143,508	89,253	47,418
Currency translation adjustment	(53,822)	49,116	46,921	—	—
Unrealized losses on marketable securities	2,181	(2,350)	—	—	—
Comprehensive income	329,539	1,389,472	190,429	89,253	47,418
Earnings per share from continuing operations	0.95	3.63	0.39	0.24	0.21
Loss per share effect of discontinued operations	(0.00)	(0.04)	(0.01)	(0.01)	(0.01)
Earnings per share effect of extraordinary gain	0.00	0.00	0.02	0.01	0.01
Earnings per share effect of changes in accounting principle	0.00	0.00	(0.01)	0.03	0.00
Net income per share	0.95	3.59	0.39	0.27	0.21
Cash dividends per share	0.00	0.01	0.07	0.04	0.04
Weighted average number shares outstanding	403,118,680	373,971,312	366,178,815	333,243,450	225,271,391
Steel segment income statement data:
Revenue, net(2)	2,766,846	2,832,189	1,656,358	1,050,554	680,314
Cost of goods sold(2)	(2,146,621)	(2,065,480)	(1,230,314)	(801,481)	(546,885)
Gross margin	620,225	766,709	426,044	249,073	133,429
Selling, distribution and operating expenses	(505,749)	(399,955)	(291,814)	(194,341)	(133,273)
Operating income	114,475	366,754	134,230	54,732	155
Mining segment income statement data:
Revenue, net(2)	1,431,375	1,201,409	599,756	372,216	339,971
Cost of goods sold(2)	(715,738)	(557,252)	(420,736)	(254,667)	(174,763)
Gross margin	715,637	644,158	179,020	117,549	165,208
Selling, distribution and operating expenses	(314,383)	(260,103)	(115,570)	(83,137)	(60,580)
Operating income	401,252	384,055	63,450	34,412	104,628
Consolidated balance sheet data (at period end):
Total assets	3,600,083	3,678,269	1,834,509	1,387,378	1,116,473
Shareholders’ equity	2,210,474	2,057,629	448,826	278,051	195,122
Long-term debt, net of current portion	45,615	216,113	122,311	36,496	16,525
Consolidated cash flows data:
Net cash provided by operating activities	618,875	296,137	119,858	81,069	34,751
Net cash provided by (used in) investing activities	(994,707)	455,716	(210,317)	(86,633)	(93,068)
Net cash provided by (used in) financing activities	(306,870)	252,269	103,079	3,422	65,701
Non-U.S. GAAP measures(3):
Consolidated EBITDA(4)	726,252	1,707,711	341,472	207,452	105,506
Steel segment EBITDA(4)	260,542	1,249,643	245,820	133,448	2,976
Mining segment EBITDA	465,710	458,068	95,652	74,004	102,529

(1)             The value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by U.S. GAAP.

(2)             Segment revenues and cost of goods sold include intersegment sales.

(3)             EBITDA represents net income before interest expense, income taxes and depreciation, depletion and amortization. We present EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also present EBITDA by segment because our overall performance is best explained with reference to results of each segment.

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

Reconciliation of EBITDA to net income is as follows for the periods indicated:

	Year ended December 31,
	2005	2004	2003	2002	2001
Consolidated EBITDA reconciliation:
Net income	381,180	1,342,706	143,508	89,253	47,418
Add:
Depreciation, depletion and amortization	167,600	137,820	101,689	78,773	13,378
Interest expense	40,829	51,409	48,516	36,773	14,526
Income taxes	136,643	175,776	47,759	2,653	30,184
Consolidated EBITDA	726,252	1,707,711	341,472	207,452	105,506
Steel segment EBITDA reconciliation:
Net income	67,443	1,014,356	114,011	57,977	(16,924)
Add:
Depreciation, depletion and amortization	95,789	81,052	67,272	49,728	154
Interest expense	35,890	36,058	38,351	30,416	11,708
Income taxes	61,420	118,177	26,186	(4,673)	8,038
Consolidated EBITDA	260,542	1,249,643	245,820	133,448	2,976
Mining segment EBITDA reconciliation:
Net income	313,736	328,350	29,497	31,274	64,341
Add:
Depreciation, depletion and amortization	71,811	56,768	34,417	29,045	13,224
Interest expense	4,940	15,351	10,165	6,357	2,818
Income taxes	75,223	57,599	21,573	7,328	22,146
Consolidated EBITDA	465,710	458,068	95,652	74,004	102,529

(4)             The 2004 amount includes a gain of $800.0 million from the sale of our stake in Magnitogorsk Iron and Steel Works, or MMK.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia.

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Year ended December 31,	High	Low	Average(1)	Period End
2005	29.00	27.46	28.31	28.78
2004	29.45	27.75	28.82	27.75
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78
2001	30.30	28.16	29.22	30.14

(1)          The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
April 2006	27.77	27.27
March 2006	28.12	27.66
February 2006	28.26	28.10
January 2006	28.48	28.02
December 2005	29.00	28.64
November 2005	28.88	28.50

The exchange rate between the ruble and the U.S. dollar on May 19, 2006 was 27.07 rubles per one U.S. dollar.

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

Risk Factors

An investment in our shares and ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this document, before you decide to buy our shares and ADSs. If any of the following risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, the value of our shares and ADSs could also decline and you could lose all or part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently are not aware of or deem immaterial, may also result in decreased operating revenues, increased operating expenses or other events that could result in a decline in the value of our shares and ADSs.

Risks Relating to Our Business and Industry

We operate in a cyclical industry, and any local or global downturn in the mining or steel industry may have an adverse effect on our results of operations and financial condition.

Our mining business sells significant amounts of coal, iron ore and nickel to third parties. Cyclical and other uncontrollable changes in world market prices of these commodities could affect the results of our mining activities. The changes in these prices result from factors, such as demand and transportation costs, which are beyond our control. Prices of these commodities have varied significantly in the past and could vary significantly in the future. Prolonged declines in world market prices for the commodities we sell to third parties would have a material adverse effect on our revenues. A decline in steel prices could also negatively impact the prices for these commodities.

The steel industry also is cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw-material costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

We derived approximately 46% and 39% of our total revenues from sales to customers in Russia in 2005 and 2004, respectively. The Russian economy has experienced significantly fluctuating growth rates over the past 10 years. From 1994 to 1998, the Russian economy contracted in real terms at an average rate of 4.9% per year; after the Russian crisis in 1998, the economy recovered and grew in real terms at an average rate of 6.6% per year from 1999 to 2005. Russian production of steel also suffered a substantial decline from over 77 million tonnes in 1991 to 44 million tonnes in 1998, but then recovered to 66.2 million tonnes in 2005. Further, our products in Russia are mainly used in the construction, engineering and automotive industries, which are particularly vulnerable to general economic downturns. In addition to Russia, Asia and the Middle East are also large destinations for our products, and these areas, like Russia, face greater risks of volatility. Accordingly, any significant decrease in demand for steel products or decline in the price of these products in Russia or other emerging market economies could result in significantly reduced revenues, thereby materially adversely affecting our results of operations and financial condition.

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

The total cost of our capital improvements over the next five years is expected to be approximately $1.1 billion. Most of our current borrowing is from Russian banks and financial institutions and ruble-denominated bonds. In the future, we may rely to a greater extent than currently on foreign capital markets and other foreign financing sources for our capital needs. It is possible that these foreign sources of financing, as well as domestic sources, may not be available in the future in the amounts we require or at an acceptable cost. See “—Risks Relating to the Economic Environment in Russia—Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our securities to suffer” and “—Risks Relating to the Economic Environment in Russia—The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.”

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

Moreover, the integration of new businesses may be difficult for a variety of reasons, including differing culture, management styles and systems and infrastructure and poor records or internal controls. For example, regional governments have special perpetual rights, or a “golden share,” in our subsidiaries Beloretsk Metallurgical Plant and Izhstal, giving them the right to veto certain shareholder decisions and appoint a voting representative on the board of directors of these subsidiaries. The shareholder decisions regarding these subsidiaries that may be vetoed by the regional governments are as follows:

•       approval of amendments and supplements to the company’s charter or approval of a new version of the charter;

•       reorganization of the company;

•       liquidation of the company;

•       changes in the charter capital of the company; and

•       approval of major and interested party transactions.

In addition, integrating new acquisitions may require significant initial cash investments. Furthermore, even if we are successful in integrating our existing and new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins. We cannot assure you that we will be successful in realizing any of the anticipated benefits of the companies that we are now in the process of integrating or that we may acquire in the future. If we do not realize these benefits, our financial condition, results of operations and prospects could be materially adversely affected.

Our independent registered public accounting firm reported material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future weaknesses. If we fail to do so, there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2005, management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as defined in the standards established by the Public Company Accounting Oversight Board’s Auditing Standard No. 2 that affected our financial statements for the year ended December 31, 2005. The material weaknesses in our internal control over financial reporting are summarized below:

•       we do not have an adequate system of internal control over the preparation of our U.S. GAAP consolidated financial statements to ensure that material errors do not occur in their preparation;

•       we do not have an adequate system of internal controls at our Swiss subsidiaries, which conduct our export sales;

•       we do not have a unified, comprehensive accounting and financial reporting system for U.S. GAAP reporting purposes; and

•       we do not have adequate accounting resources and expertise in respect of the preparation of our U.S. GAAP consolidated financial statements.

Notwithstanding the steps we have taken and continue to take that are designed to remedy each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in significant deficiencies or additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our annual report for the year ending December 31, 2006, to be filed in 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our securities. See “Item 15. Controls and Procedures” for additional information.

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

The Land Code of the Russian Federation, as amended, which was enacted October 25, 2001, requires privatized Russian companies to either purchase or lease the land on which they operate. This requirement was scheduled to take effect on January 1, 2004, but implementation has been delayed by the Russian legislature until January 1, 2008. Currently, there is no unified way to determine the purchase price of land as different regulatory authorities have proposed different figures, but all approaches propose determining the purchase price by multiplying the resale price of the land quoted in the land registry by a specified ratio. Our estimates of the cost for us to purchase land where we have operations using the proposed valuations ranges from $40.6 million to $129.7 million. However, these estimates do not include the land on which the Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Southern Kuzbass Coal Company operate because the governmental authorities have not yet determined the resale price of the land to be quoted in the land registry for those properties.

Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.

In 2005, our Russian operations purchased approximately 3.9 billion kWh of electricity, representing 70% of their needs, from local subsidiaries of RAO UES, the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalizing the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. This reform process could also cause disruptions to the supply of electricity to us. In addition, while subject to doubt as to whether it will be implemented as currently written, according to the Russian Energy Strategy approved by the Russian government in 2003, electricity tariffs for industrial users are expected to reach 3.2-3.6 cents per kWh by 2006 and 4.0-4.5 cents per kWh by 2020. In 2005, our average cost of electricity was 3.1 cents per kWh. Assuming a price of 3.6 cents per kWh in 2005, our Russian operations would have incurred approximately $37.6 million in additional costs. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector. If we are required to pay higher prices for electricity in the future, our costs will rise and our business and prospects could be materially adversely affected.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom. Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government. These prices have been rising over the last few years. The average price for industrial consumers was approximately $39 per thousand cubic meters ($1.11 per thousand cubic feet) in 2005, and increased by 39% in comparison with 2004. Further, domestic natural gas prices are significantly below Western European levels, which helps to provide us with a cost advantage over our competitors. According to the Russian Energy Strategy approved by the Russian government in 2003, natural gas prices are expected to reach $40-42 per thousand cubic meters ($1.13-1.19 per thousand cubic feet) by 2006 and to $59-64 per thousand cubic meters ($1.67-1.81 per thousand cubic feet) by 2010. Assuming a price of $42 per thousand cubic meters in 2005, our Russian operations would have incurred approximately $6 million in additional costs. If we are required to pay a higher price for natural gas, our costs will rise and our business and prospects could be materially adversely affected.

The reorganization of the Russian railways transportation sector exposes us to uncertainties regarding transportation costs of raw materials and steel products.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers, as well as to ports for onward transportation overseas. In accordance with legislation enacted in 2003, the Russian Railways Ministry was privatized and its assets are now owned by OAO Russian Railroads, an open joint stock company wholly-owned by the Russian government. Russian Railroads is responsible for the management of all Russian railroads. The Russian government, through the Federal Tariff Service, continues to set rail tariffs and pursue its policy of maintaining international transportation tariffs and possibly increasing domestic tariffs. Factors which may lead to an increase in domestic tariffs include the insufficient financial transparency of Russian Railroads, the poor state of repair of Russia’s rolling stock and the cross-subsidization of unprofitable passenger transportation sectors. Failure of Russian Railroads to upgrade its rolling stock within the next few years could also result in a shortage of available working rolling stock and a disruption in transportation of our materials and products. If these or other factors result in increased railway transport costs, our results of operations could be materially adversely affected.

We face numerous protective trade restrictions in the export of our steel products.

We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The EU has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe and the Baltic States that joined the EU on May 1, 2004. Our exports to Romania and Bulgaria will also fall under the quantitative limits after these countries join the EU in 2007. Our sales into the EU constituted approximately 13.0% of our steel segment revenues in 2005. The export of our steel into the EU is an important part of our growth strategy. If EU quotas are not increased in line with our sales growth objectives, our ability to expand our sales in the EU and pursue our growth strategy could be limited.

The United States has a quota system in place with respect to imports of hot-rolled coil and thick steel plate. In January 2004, China imposed new anti-dumping duties on cold-rolled steel imports from Russia that are retroactive to September 2003 and will last for five years. In 2005, approximately 81% of our steel segment revenues were derived from sales of steel products that were subject to import restrictions. See “Item 4. Information on the Company—Steel Business—Trade Restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5% of value, but also step up to 20% of value for certain higher value-added steel products. Russia has in place a 21% countervailing duty on Ukrainian steel bars, which has been extended through August 2007. We believe we benefit from this duty because it prevents subsidized Ukrainian exports to Russia from reducing the prices we can obtain for these products in our domestic markets. Almost all of our sales of steel products in Russia were protected by these tariffs in 2005. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect our revenues and results of operations.

According to press reports, Russia may complete its negotiations and join the WTO in 2006. Russia’s future accession to the WTO could negatively affect our business and prospects. In particular, Russia’s entry into the WTO may require lowering or removing of tariffs and duties on steel products, causing increased competition in the domestic steel market from foreign producers and exporters. See also “—Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.”

Further appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar. Our products are typically priced in rubles for domestic sales and in U.S. dollars (and, to a lesser extent, euros) for export sales, whereas the majority of our direct costs are incurred in rubles and, to a lesser extent, in other local currencies where our operations are based. Appreciation in real terms of the ruble against the U.S. dollar results in an increase in our costs relative to our revenues, adversely affecting our results of operations. In 2005, the ruble appreciated in real terms against the U.S. dollar by 10.8% according to the Central Bank of Russia, and further real appreciation of the ruble against the U.S. dollar may materially adversely affect our results of operations.

Limitations on the conversion of rubles to foreign currencies in Russia could increase our costs when making payments in foreign currencies to suppliers and creditors and could cause us to default on our obligations to them.

Many of our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited and may not continue to exist.

Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

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

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. For example, a news article in 2005 cited us as one of Russia’s ten worst polluters. Environmental legislation in the jurisdictions where we operate, however, is generally weaker, and less stringently enforced, than in the EU or the United States. More stringent standards may be introduced or enforcement increased in Russia and elsewhere where we conduct our operations. Based on the current regulatory environment in these jurisdictions, as of December 31, 2005, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $59.1 million for asset retirement obligations (ARO), consistent with U.S. GAAP requirements. In addition, upon our acquisitions of Mechel Targoviste and Mechel Campia Turzii, as part of the purchase agreements, we committed to the Romanian government to invest $7.3 million and $4.6 million, respectively, into environmental protection and reclamation. Environmental obligations of these Romanian subsidiaries amounted to $3.7 million as of December 31, 2005. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

Also, in the course, or as a result, of an environmental investigation, courts can issue orders and decisions administratively halting part or all of the production at a facility that has violated environmental standards. In the event that production at one of our facilities is partially or wholly prevented due to this type of sanction, our business could suffer and our operating results would be negatively affected.

In addition, we are generally not indemnified against environmental liabilities or any required land reclamation expenses of our acquired businesses that arise from activities that occurred prior to our acquisition.

The Kyoto Protocol may negatively affect us.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, which was ratified by Russia on November 4, 2004, and took effect on February 16, 2005, requires the signatory countries to make substantial reductions in “greenhouse gas” emissions. Future Russian legislation enacted to implement the Kyoto Protocol may result in raised environmental standards for industries including the mining and steel industries, which may in turn result in increased environmental costs. Russian industrial technologies may not be able to comply with these raised environmental standards and such non-compliance may become an additional basis for restricting Russian steel exports to the European market. The amount of EU anti-dumping duty on Russian exports may be increased as a result of adjustments to the relatively low environmental component of production costs of Russian companies used in the calculation of the EU dumping margin. Additionally, Russian companies may not be able to participate in certain mechanisms provided for in the Kyoto Protocol, including trading in carbon emissions, due to a lack of a relevant legislative and regulatory framework in Russia. This may benefit our competitors from countries that have timely implemented such a framework.

Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.

Our business depends on the continuing validity of certain licenses and the issuance of certain new licenses and our compliance with the terms thereof, including subsoil licenses for our mining operations. Regulatory authorities exercise considerable discretion in the timing of license issuance, renewal and monitoring licensees’ compliance with license terms. Requirements imposed by these authorities may be costly and time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Further, private individuals and the public at large possess rights to comment on and otherwise engage in the licensing process, including through intervention in courts and political pressure. Accordingly, the licenses we need may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may involve requirements which restrict our ability to conduct our operations or to do so profitably.

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

We have a limited history of renewing our subsoil licenses. In 2003, we extended the subsoil license for the Tatianinsk deposit, which was set to expire in June 2002, for a 10-year period, which is the only subsoil license we have renewed. Of our fifteen coal subsoil licenses, seven expire on dates falling in 2012 through 2014 and eight expire on dates falling in 2024 and 2025; our four iron ore subsoil licenses expire on dates falling in 2009 through 2015; and our two nickel subsoil licenses expire on dates falling in 2012 and 2013. See “Item 4. Information on the Company—Mining Business—Mineral Reserves.”

Accordingly, these factors may seriously affect our ability to obtain or renew necessary licenses, and if we are unable to obtain or renew necessary licenses or we are only able to obtain them with newly-introduced material restrictions, we may be unable to realize our reserves and our business and results of operations could be materially adversely affected.

In addition, as part of their obligations under licensing regulations and the terms of our licenses and permits, our companies must comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment and a system of quality control, monitor our operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, which are entitled to control and inspect their activities. In the event that the licensing authorities discover a material violation by our company, we may be required to suspend our operations or incur substantial costs in eliminating or remedying such violation, which could have a material adverse effect on our business or results of operations.

Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations.

Most of the existing subsoil licenses in Russia date from the Soviet era. During the period between the dissolution of the Soviet Union in August 1991 and the enactment of the first post-Soviet subsoil licensing law in the summer of 1992, the status of subsoil licenses and Soviet-era mining operations was unclear, as was the status of the regulatory authority governing such operations. The Russian government enacted the Procedure for Subsoil Use Licensing, or Licensing Regulation, on July 15, 1992, which came into effect on August 20, 1992. As was common with legislation of this time, the Licensing Regulation was passed hastily, without adequate consideration of transition provisions, and contained numerous gaps. In an effort to address the problems in the Licensing Regulation, the Ministry of Natural Resources issued ministerial acts and instructions that attempted to clarify and, in some cases, modify the Licensing Regulation. Many of these acts contradicted the law and were beyond the scope of the Ministry’s authority, but subsoil licensees had no option but to deal with the Ministry in relation to subsoil issues and comply with its ministerial acts and instructions. Thus, it is possible that licenses applied for and/or issued in reliance on the Ministry’s acts and instructions could be challenged by the prosecutor general’s office as being invalid. In particular, deficiencies of this nature subject subsoil licensees to selective and arbitrary governmental claims.

Legislation on subsoil rights still remains internally inconsistent and vague, and the regulator’s acts and instructions are often arguably inconsistent with legislation. Subsoil licensees thus continue to face the situation where both failing to comply with the regulator’s acts and instructions and choosing to comply with them places them at the risk of being subject to arbitrary governmental claims, whether by the regulator or the prosecutor general’s office.

A provision that a license may be suspended or terminated if the licensee does not comply with the “significant” or “material” terms of a license is an example of such a deficiency in the legislation. However, the Ministry of Natural Resources has not issued any interpretive guidance on the meaning of these terms.

Similarly, under Russia’s civil law system, court decisions on the meaning of these terms do not have any precedential value for future cases and, in any event, court decisions in this regard have been inconsistent. These deficiencies result in the regulatory authorities, prosecutors and courts having significant discretion over enforcement and interpretation of the law, which may be used to challenge our subsoil rights selectively and arbitrarily.

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

Romania is not self-sufficient in energy resources. Domestic energy prices, which are significantly higher than the prices we pay in Russia, have recently increased and may continue to increase in the future, which might hurt the profitability of our operations in Romania. For example, in 2005, the price of natural gas increased by approximately 45% in Romania and is expected to continue to increase through 2006. Shortages in energy supplies, including administrative limitations during peak usage, may limit our production capacity and efficiency and hinder our output. If we are unable to obtain these resources on economic terms, the operations of our Romanian subsidiaries could be materially adversely affected.

In addition, preparations for Romania’s admission into the EU will result in increased environmental liabilities, labor costs and other expenditures for our Romanian operations. Entrance into the EU requires the restructuring of Romania’s major metallurgical entities, including our Romanian subsidiaries Mechel Targoviste and Mechel Campia Turzii. As part of this process, individual viability plans must be agreed upon with EU consultants and incorporated into each company’s business plans. Evidence of implementation of these plans and achievement of the targets stated therein must be provided to investors under their privatization contracts. The viability plans of Mechel Targoviste and Mechel Campia Turzii include additional investments into technology and increased environmental controls. After the restructuring is complete, key business performance indicators must be in line with EU requirements. In addition to the costs of complying with these requirements, Romania’s admission to the EU may also result in trade duties and quotas on the export of steel finished and semi-finished products into Romania.

In connection with their acquisition, we also committed to make capital investments of approximately $21.1 million at Mechel Targoviste and approximately $22.7 million at Mechel Campia Turzii, as well as to maintain labor force levels for five years from the date of acquisition of these Romanian facilities. See “Item 5. Operating and Financial Review and Prospects—Contractual obligations and commercial commitments.” Although we have complied with these undertakings to date, our failure to comply in the future could result in the forfeiture of part of our ownership stake in these companies.

In addition, since their acquisition our Romanian enterprises suffer ongoing significant losses that are expected to continue minimum until the end of privatization agreements. This can significantly deteriorate our overall financial position and performance and materially adversely affect your investment.

We are controlled by two shareholders who run our business collectively and whose interests could conflict with those of the holders of our securities.

The Chairman of our Board of Directors, Mr. Igor Zyuzin, and our Chief Executive Officer, Mr. Vladimir Iorich, own approximately 73% of our common shares. These two shareholders have acted in concert since signing an Ownership, Control and Voting Agreement dated August 1, 1995, which requires them to vote the same way. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ownership, Control and Voting Agreement of August 1, 1995” for more information regarding this agreement. This agreement gives them control over us and the ability to elect a majority of the directors, appoint management, issue additional shares and approve certain actions requiring the approval of a majority of our shareholders. In February 2006, Messrs. Zyuzin and Iorich reached an agreement pursuant to which Mr. Zyuzin will purchase all of Mr. Iorich’s stake in Mechel over the course of a year. In March-May 2006, Mr. Zyuzin purchased a portion of Mr. Iorich’s stake, resulting in his stake in Mechel increasing to 52.2% and Mr. Iorich’s stake decreasing to 20.8%. Prior to the transactions, Messrs. Zyuzin and Iorich had held equal stakes of 42.2%. The purchase was financed by the sale of shares and a mandatory exchangeable bond convertible into shares. Mr. Zyuzin may undertake similar and other financing options for future transactions in order to complete the purchase of Mr. Iorich’s stake. Regardless of the financing selected, he intends to retain at least a 51% stake in Mechel. The interests of these controlling shareholders could conflict with those of holders of ADSs and materially adversely affect your investment.

Our competitive position and future prospects depend on our senior managers and other key personnel.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team and other key personnel, particularly Mr. Zyuzin, our Chairman, and Mr. Iorich, our Chief Executive Officer, who are also our founding shareholders. Messrs. Zyuzin and Iorich consult extensively with each other before significant decisions are made and as a team have provided strategic direction and leadership to us. Over the course of this year, Mr. Iorich intends to dispose of his stake in Mechel and step down as our Chief Executive Officer.

Moreover, competition in Russia, and in the other countries where we operate, for personnel with relevant expertise is intense due to the small number of qualified individuals and, as a result, we attempt to structure our compensation packages in a manner consistent with the evolving standards of the Russian labor market. We are not insured against the detrimental effects to our business resulting from the loss or dismissal of our key personnel. The loss or decline in the services of members of our senior management team or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

In the event the title to any privatized company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

Almost all of our business consists of privatized companies, and our business strategy will likely involve the acquisition of additional privatized companies. To the extent that privatization legislation is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatization legislation, many privatizations are vulnerable to challenge, including selective challenges. For instance, a series of presidential decrees issued in 1991 and 1992 that granted to the Moscow City government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the presidential decrees addressed issues that were the subject of federal law. While this court ruling, in theory, did not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, including Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant, Southern Kuzbass Coal Company and its subsidiaries, Beloretsk Metallurgical Plant, Urals Stampings Plant, Korshunov Mining Plant, Port Posiet, Port Kambarka or Izhstal, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in such company or its assets, which could materially affect our business and results of operations.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Russian Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. This legislation is vague in certain parts and subject to varying interpretations. If the Federal Antimonopoly Service were to conclude that an acquisition or the creation of a new company was done in contravention of applicable legislation and that competition has been reduced as a result, it could seek redress, including suing for the transactions that led to the violation of competition laws to be declared invalid, obliging the acquirer to perform activities to restore competition, and seeking the dissolution of the company operating in contravention of antimonopoly legislation. Any of these actions could adversely affect our business strategy and our results of operations.

In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly-owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions with us and others which may be considered to be “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and parties involved. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Interested Party Transactions.” The provisions of Russian law defining which transactions must be approved as “interested party transactions” are subject to different interpretations, and these transactions may not always have been properly approved. We cannot assure you that our and our subsidiaries’ applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders’ meeting to approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to challenge successfully past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations or prospects could be materially adversely affected.

Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts.

As of December 31, 2005, approximately 88% of our employees were represented by trade unions. Although we have not experienced any business interruption at any of our businesses as a result of labor disputes from the dates of their respective acquisition by us and we consider our employee relations to be good, large union representation subjects our businesses to interruptions through strikes, lockouts or delays in renegotiations of labor contracts. Our existing arrangements with trade unions also may not be renewed on terms favorable to us. In such events, our business and results of operations could be materially adversely affected.

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, our facilities are not insured, and we have no coverage for business interruption or loss of key management personnel or for third-party liability, other than customary insurance coverage with respect to our international trading operations and sales. In the event that a significant event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity, for which we would not be compensated. For example, if substantial production capacity were lost at our Chelyabinsk Metallurgical Plant, which is our primary steel production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products. Additionally, depending on the severity of the property damage, we may not be able to rebuild damaged property in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

If transactions of members of the group and their predecessors-in-interest were to be challenged on the basis of non-compliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions or the imposition of other liabilities on such group members.

Members of the group, or their predecessors-in-interest at different times, took a variety of actions relating to share issuances, share disposals and acquisitions, mandatory buy-out offers, valuation of property, interested party transactions, major transactions, meetings of the group members’ governing bodies, other corporate matters and anti-monopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant group members or their predecessors-in-interest, could result in the invalidation of such transactions and our corporate decisions, restrictions on voting control or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to defend successfully any challenge brought against such transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially affect our results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian courts and implemented, our future financial results could be adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which could have an adverse effect on our financial condition and results of operations. See also “—Risks Relating to Russian Legislation and the Russian Legal System—Weaknesses and changes in the Russian tax system could materially adversely affect our business and the value of our securities.”

Risks Relating to Our Shares and ADSs and the Trading Market

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that holders of ADSs could lose all their rights to those shares if the depositary’s assets in Russia are seized or arrested. In that case, holders of ADSs would lose all the money they invested.

Russian law may treat the depositary as the beneficial owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial,” or real owners. In U.S. courts, an action against the depositary, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past, a lawsuit was filed against a depositary bank other than Deutsche Bank Trust Company Americas seeking the seizure of various Russian companies’ shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future against the depositary, and the shares underlying our ADSs were to be seized or arrested, the ADS holders involved would lose their rights to such underlying shares.

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for the ADSs and relevant requirements of Russian law.

ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Federal Law on Joint Stock Companies and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 50 days prior to the date of an extraordinary meeting to elect our Board of Directors. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

As an ADS holder, you, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you notice of such meeting, copies of voting materials (if and as received by the depositary from us) and a statement as to the manner in which instructions may be given by holders. To exercise your voting rights, you must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will (1) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (2) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (3) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

The price of our shares and ADSs may be highly volatile.

The trading prices of our shares and ADSs may be subject to wide fluctuations in response to many factors, including:

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

You may be unable to repatriate your earnings from our ADSs.

We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

ADS holders may not be able to benefit from the United States-Russia income tax treaty.

In accordance with Russian legislation, dividends paid to a non-resident holder generally will be subject to Russian withholding at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”) for U.S. tax residents. However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In 2005, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard rates when paying out dividends, and U.S. ADS holders may be unable to benefit from these treaties. See “Item 10. Additional Information—Taxation—Russian Income and Withholding Tax Considerations—United States-Russia Income Tax Treaty Procedures,” “Item 10. Additional Information—Taxation—Russian Income and Withholding Tax Considerations—Taxation of Dividends” and “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of dividends on common shares or ADSs” for a more detailed discussion of this issue and administration procedures.

Capital gains from the sale of ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian profits tax or withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition at foreign stock exchanges of the foregoing types of securities listed on these exchanges by foreign holders who are legal entities or organizations are not subject to taxation in Russia.

Gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from disposition of the foregoing types of securities and derivatives in Russia by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities.

You may have limited recourse against us and our directors and executive officers because we generally conduct our operations outside the United States and all of our directors and executive officers reside outside the United States.

Our presence outside the United States may limit your legal recourse against us. Mechel is incorporated under the laws of the Russian Federation. All of our directors and executive officers reside outside the United States, principally in Russia. All or a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may not be able to affect service of process within the United States upon us or our directors and executive officers or to enforce in a U.S. court judgments obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of

U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts’ inability to enforce such orders and corruption.

Risks Relating to the Russian Federation

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our securities to suffer.

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economy of the Russian Federation are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in the shares and ADSs.

Economic Risks

The Russian economy is less stable than those of most Western countries and could adversely affect our business and the value of the shares and ADSs.

Since the dissolution of the Soviet Union in the early 1990s, the Russian economy has experienced at various times:

•       significant declines in gross domestic product;

•       hyperinflation;

•       an unstable currency;

•       high government budget deficit and government debt relative to gross domestic product;

•       a weak banking system providing limited liquidity to domestic enterprises;

•       high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

•       significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

•       widespread tax evasion;

•       growth of a black and gray market economy;

•       pervasive capital flight;

•       high levels of corruption and the penetration of organized crime into the economy;

•       significant increases in unemployment and underemployment; and

•       the impoverishment of a large portion of the population.

Although Russia has benefited recently from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the Russian economy has been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by a major banking crisis in the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable ruble, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia’s banking and other financial systems are less developed or regulated in comparison with other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing Central Bank of Russia regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank of Russia has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There is currently a limited number of sufficiently creditworthy Russian banks. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks, in part, because we are required to do so by Central Bank of Russia regulations and because the ruble is not transferable or convertible outside of Russia. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

The infrastructure in Russia is inadequate, which could disrupt normal business activity.

The infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted the ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted.

The deterioration of the infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. The Russian government is actively considering plans to reorganize the nation’s rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. These factors could have a material adverse effect on our business and results of operations.

Fluctuations in the global economy could materially adversely affect the Russian economy and the value of the shares and ADSs.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or anti-dumping measures by the United States, the European Union or by other principal export markets.

Political and Social Risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

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

Current and future changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. In addition, the Russian presidential elections scheduled for 2008 could bring more volatility to the market. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability.

The Russian Federation is a federation of 88 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in other parts of Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of the shares and ADSs.

Crime and corruption and negative publicity could disrupt our ability to conduct our business.

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of government officials or certain individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our financial condition and results of operations and the value of the shares and ADSs.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our business, financial condition, results of operations and prospects.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority, increased nationalism, including restrictions on foreign involvement in the economy of Russia, and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of operating revenues, materially adversely affecting our business, financial condition, results of operations and prospects.

Legal Risks and Uncertainties

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity.

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which uncertainties do not exist in countries with more developed market economies:

•       inconsistencies between and among the Constitution, federal law, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•       conflicting local, regional and federal rules and regulations;

•       the lack of judicial and administrative guidance on interpreting legislation;

•       the relative inexperience of judges and courts in interpreting legislation;

•       the lack of an independent judiciary;

•       a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

•       poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations which have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of our operations, could result in substantial additional compliance costs or various sanctions or court judgments which could materially adversely affect our business, financial condition, results of operations and prospects.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, permits, approvals and authorizations or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement made or transaction executed in violation of a law may be invalidated and unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, in Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company’s operation, can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. Currently, we have two subsidiaries with negative net assets, Port Kambarka and Kaslinsky Architectural Art Casting Plant.

Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition, results of operations and prospects.

The judiciary’s lack of independence, overall inexperience, occasional abuse of discretion, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or you from obtaining effective redress in a court proceeding.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system in Russia is understaffed and underfunded.

Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult in Russia. Additionally, court claims are often used in furtherance of political and commercial aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. Judicial decisions in Russia can be unpredictable and may not provide effective redress.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s, a provider of independent credit ratings, has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, recently, the Russian tax authorities aggressively have brought tax evasion claims on the basis of certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects, and the value of the shares and ADSs.

Lack of developed corporate and securities laws and regulations in Russia could limit our ability to attract future investment.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

•       the Federal Service for the Financial Markets, or the FSFM;

•       the Ministry of Finance;

•       the Russian Federal Anti-Monopoly Service;

•       the Central Bank of Russia; and

•       various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory. In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our group. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance.

Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate action, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Rights Attaching to Common Shares” for a more detailed description of some of these protections. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholder meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of voting power at a shareholders’ meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our controlling shareholders and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could materially and adversely affect the value of the ADSs. See “—Risks Relating to Our Business and Industry—We are controlled by two shareholders who run our business collectively and whose interests could conflict with those of the holders of our securities” for more discussion of the control our current shareholders have over us.

Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to us and our subsidiaries or to our shareholders could have a material adverse effect on the value of the ADSs.

While the Joint Stock Companies Law provides that shareholders owning not less than 1% of the company’s stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with respect to such lawsuits. Russian law does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of ADSs.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an “effective parent.” The person whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Joint Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•       the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

Shareholder rights provisions under Russian law could result in significant additional obligations on us.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

•       decisions with respect to a reorganization;

•       the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated; and

•       the amendment of our charter in a manner that limits shareholder rights.

Our (or, as the case may be, our subsidiaries’) obligation to purchase shares in these circumstances, which is limited to 10% of the company’s net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares, including the shares underlying your ADSs.

Ownership of Russian joint stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the agreement governing the deposit of ADSs, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Registration and Transfer of Shares.”

Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•       income taxes;

•       value-added tax, or VAT;

•       unified social tax; and

•       property tax.

The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory tax legislation. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our licenses.

Recently, there have been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, in an audit taxpayers are subject to inspection with respect to the three calendar years which immediately proceeded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to review the results of tax audits conducted by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms are defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek penalties beyond the three-year term. In some instances, new tax regulations have been given retroactive effect.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if being distributed to Russian companies, and 15%, if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance. See also “—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of the shares and ADSs.”

Russian currency control regulations could hinder our ability to conduct our business.

The Central Bank of Russia has from time to time imposed various currency control regulations, and may take further actions in the future. Furthermore, the government and the Central Bank of Russia may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions, or from successfully implementing our business strategy.

A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolished the need for companies to obtain transaction-specific licenses from the Central Bank of Russia, envisaging instead the implementation of generally applicable restrictions on currency operations. The new regulatory regime continues to be restrictive.

Other Risks

We face similar risks in other countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe.

We currently have two steel mills in Romania and a hardware plant in Lithuania. We may acquire additional operations in the countries of the former Soviet Union and former Soviet-bloc countries in

Eastern and Central Europe. Additionally, we owned a pipe mill in Croatia until August 2004, when we transferred its ownership back to the government of Croatia. As with Russia, these countries are emerging markets subject to greater political, economic, social and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in “—Risks Relating to the Economic Environment in Russia,” “—Risks Relating to the Social Environment in Russia” and “—Risks Relating to Russian Legislation and the Russian Legal System.”

Moreover, these countries represent new operating environments for us, which are located, in many instances, a great distance from our Russian operations and across multiple international borders. We thus expect to have less control over their activities. In addition, we may face more uncertainties with respect to the operational and financial needs of these businesses. These factors may hurt the profitability of our current and future operations in these countries.

We have not independently verified information we have sourced from third parties.

We have sourced certain information contained in this document from third parties, including private companies and Russian government agencies, and we have relied on the accuracy of this information without independent verification. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. In addition, the veracity of some official data released by the Russian government may be questionable. In 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and subsequently sentenced by a court in 2004 in connection with their misuse of economic data.

Item 4.   Information on the Company

Overview

We are a low-cost integrated mining and steel group with revenues of $3.8 billion in 2005. Our mining business is focused on mining products used in the production of steel, primarily coking coal, iron ore and nickel. We also produce a significant amount of steam coal. We have substantial coal, iron ore and nickel mining interests in Russia, with the flexibility to supply our own steel production or sell to third parties depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers. We are capable of internally sourcing all of the coking coal, 97% of the iron ore and 49% of the nickel requirements of our steel segment, assuming in the case of iron ore that third parties process certain quantities of our iron ore into concentrate and then into pellets and sinter. In addition, we sell 58% of our coking coal concentrate production to third parties. We were the second largest producer of coking coal in Russia in 2005, with a 12% market share, and Russia’s second largest exporter of coking coal and coal concentrate. We also control 20% of the coking coal washing capacity in Russia.

Our steel business comprises the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including hardware, stampings and forgings. It also produces significant amounts of coke, both for internal use and for sales to third parties. We are the largest and most comprehensive producer of specialty steels and alloys in Russia, producing 38% of total Russian specialty steel output. We are also the second largest producer of long products in Russia.

Mechel OAO is an open joint stock company incorporated under the laws of the Russian Federation. We are a holding company and conduct our business through a number of subsidiaries. We are registered with the Ministry of Taxes and Duties of the Russian Federation under the main state registration number 103770301896. Our principal executive offices are located at Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Our telephone number is +7-495-258-1828. Our Internet address is www.mechel.com. Information posted on our website is not a part of this document. We have appointed CT Corporation Systems, 111 Eight Avenue, New York, New York 10011 as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, ADSs or deposit agreement.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—The Reorganization.” Since that time, through strategic acquisitions in Russia and abroad, our founding shareholders have built Mechel into a large, integrated mining and steel group, comprising coal, iron ore, nickel and limestone mining, coke production, and steel production, with operations in Russia, Romania and Lithuania. With each of our acquisitions, we implement improved operational and management practices, and we are generally able to realize significant increases in production efficiency and volume with only modest, targeted capital expenditures. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

Set forth below are our primary mining and steel acquisitions:

By 2000, we had acquired many of our coal interests, consisting of seven mining operations and related processing plants, all located within close proximity to each other in Mezhdurechensk in the southwestern part of Siberia. These operations, now consolidated under Southern Kuzbass Coal Company, produced 15.6 million tonnes of coal in 2005.

In 2001, we acquired:

•       Chelyabinsk Metallurgical Plant, an integrated blast furnace and BOF/EAF steel mill which produced 4.6 million tonnes of raw steel, 3.8 million tonnes of rolled products and 2.6 million tonnes of coke in 2005 and which is located in Chelyabinsk, in the southern Urals near the border with Kazakhstan; and

•       Southern Urals Nickel Plant, consisting of two open-pit nickel mines and a nickel processing facility which produced 12,616 tonnes of nickel products in 2005 and which is located in Orsk, in the southern Urals.

In 2002, we acquired:

•       Vyartsilya Metal Products Plant, a hardware plant which produced 54,150 tonnes of hardware in 2005 and which is located in Sortavala, Karelia, in northwest Russia close to the border with Finland;

•       Beloretsk Metallurgical Plant, a hardware plant which produced a total of 533,140 tonnes of steel products in 2005, including 192,720 tonnes of wire rod and 340,420 tonnes of hardware and which is located in Beloretsk, in the southern Urals;

•       Pugachev limestone quarry, consisting of a quarry and processing facility which produced 2.1 million tonnes of limestone in 2005 and which is located close to Beloretsk, in the southern Urals; and

•       Mechel Targoviste, a steel mill which produced 441,800 tonnes of raw steel and 334,170 tonnes of rolled products in 2005 and which is located in Targoviste, Romania.

In 2003, we acquired:

•       Mechel Zeljezara, a Croatian steel mill that produced pipes, which we subsequently shut down in August 2004 due to its high input costs and a persistent weakness in pipe prices;

•       Urals Stampings Plant, a forging and stamping mill which produced 86,040 tonnes of specialty steel stampings in 2005 and which is located in Chebarkul, in the southern Urals;

•       Mechel Campia Turzii, a steel mill which produced 274,920 tonnes of raw steel, 139,180 tonnes of rolled products and 78,310 tonnes of hardware in 2005 and which is located in Campia Turzii, Romania;

•       Korshunov Mining Plant, consisting of three iron ore mines and an iron ore concentrator plant which produced 4.5 million tonnes of iron ore concentrate in 2005 and which is based in Zheleznogorsk-Ilimskiy, in eastern Siberia;

•       Mechel Nemunas, a hardware plant which produced 66,390 tonnes of products in 2005 and which is located in Kaunas, Lithuania; and

•       Mechel Coal Resources, a coal washing plant in Kazakhstan, which we subsequently sold in November 2005 together with our Gorbachev Mine in Kazakhstan following our strategic purpose to focus on our Russian operations.

In 2004, we acquired:

•       Port Posiet, a port located in Russia’s Far East on the Sea of Japan and which has approximately two million tonnes of cargo and 140,000 tonnes of warehousing capacity and processed 1,701,249 tonnes of cargo, mostly coal, in 2005;

•       Gorbachev Mine, an underground coal mine located in Kazakhstan, which we subsequently sold in November 2005 together with Mechel Coal Resources;

•       Izhstal, a Russian specialty steel producer located in Izhevsk, Udmurtia, west of the Urals, which produced approximately 595,710 tonnes of raw steel, 380,950 tonnes of rolled products, 38,480 tonnes of hardware and 16,980 tonnes of stampings and forgings in 2005; and

•       a subsoil license for the Sibirginsky mine area of the Sibirginsky and Tomsky coal deposits, near our Sibirginsk Open Pit Mine.

In 2005, we acquired:

•       a blocking minority stake of 25% plus one share in Yakutugol, located in eastern Siberia, which produced 5.0 million tonnes of coking coal and 3.9 million tonnes of steam coal in 2005 from open and underground mines;

•       Port Kambarka, a river port located in Kama in the Republic of Udmurtia, which processed 338,906 tonnes of cargo, mostly sand and crushed stone, in 2005;

•       two subsoil licenses for the Raspadsky open-pit mine area of the Raspadsky coal deposit and Berezovsky-2 area of the Berezovsky and Olzherassky coal deposits;

•       two subsoil licenses for the Erunakov-1 and Erunakov-3 coal mines near Kemerovo; and

•       three subsoil licenses for the Sorokinsky, Razvedochny and Olzherassk coal fields in Kemerovo.

In 2006, we acquired:

•  Mechel Recycling, a Chelyabinsk-based metal scrap processing company, for $6.0 million, in line with our policy of ensuring the steel segment’s self-sufficiency in raw materials.

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

The key elements of our strategy include the following:

Expand our Mining Business.   We intend to build on our substantial mining experience to achieve the following goals:

Develop our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We plan to increase our coal production from 15.6 million tonnes in 2005 to 18.9 million tonnes in 2008, and our iron ore concentrate production from 4.5 million tonnes in 2005 to 5.0 million tonnes in 2008.

•       Continue to make selective acquisitions of coal and other mining enterprises, including new subsoil licenses, particularly in Russia, as strategic opportunities present themselves.

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

Maintain our Position as a Leading Producer of Carbon Long Products in Russia.   We have already built a solid presence in this sector, including a second-leading position in the market for sales of engineering steel and strong sales in rebar and wire rod. We intend to maintain these positions, including through the addition of new production capacity achieved by targeted, cost-effective capital expenditures. We plan to increase our rolled products output from 4.4 million tonnes as of the end of 2005 to 5.3 million tonnes as of the end of 2008, primarily at our Chelyabinsk Metallurgical Plant. Additionally, we seek to benefit from the following factors in Russia:

•       If the economy continues to expand, the demand for long products, particularly in the construction industry, should increase, providing us with additional sales opportunities.

•       Substantial infrastructure repairs and industrial upgrade needs should also drive demand for our products.

Develop our Position as a High-Quality, Low-Cost Producer of Specialty Long Products.   We are one of Russia’s primary producers of specialty long products. We believe that this higher-margin business provides us with substantial opportunities to increase our revenues and profitability for the following reasons:

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

Maintain Strong Export Sales.   We intend to maintain our strong relationships with our significant export customers. Although we are focused on maintaining our market position within Russia, export sales, which constituted 45% of our total sales in 2005, allow us to diversify our sales and reduce our reliance on the Russian market in the event that it were to experience a downturn.

Implementation of these strategies is subject to a number of risks. See “Item 3. Key Information—Risk Factors” for a description of these risks.

Competitive Strengths

Our main competitive strengths are the following:

Low-Cost Producer.   Our base of operations in Russia and integrated status allow us to take advantage of a number of cost advantages vis-à-vis foreign producers.

•       Low-Cost Raw Materials.   We are capable of internally sourcing all of the coking coal, 97% of the iron and 49% of the nickel requirements of our steel segment. Our mines, processing facilities and steel production facilities have long and established operating histories, and we continue to find additional cost savings through internally sourcing these raw materials. Having the ability to internally source also gives us a better bargaining position with our outside suppliers and allows us to control our raw material costs.

•       Inexpensive Energy.   We internally satisfy about 28% of our electricity needs from our own co-generation facilities, and purchase most of the remainder at low, regulated prices. We also purchase natural gas from Gazprom at low, regulated prices for our electrical and other production needs. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.”

•       Low Labor Costs.   Russia has very low labor costs, including few pension obligations, as compared to the United States, Western Europe, Japan and South Korea.

•       Cost Management.   We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining and steel-making operations. With our acquisition and successful integration of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Urals Stampings Plant, Izhstal and Korshunov Mining Plant in the past few years, we have established a track record of turning around underperforming facilities by implementing improved operational and management practices, leading to reductions in production costs and improved product quality.

Ability to Internally Source Significant Amounts of Raw Materials.   We are capable of internally sourcing 100% of the coking coal, 97% of the iron ore and 49% of the nickel requirements of our steel segment, assuming in the case of iron ore that third parties process certain quantities of our iron ore into concentrate and then into pellets and sinter, which comprise the ultimate form of iron ore feed into the steel making process. We are also currently expanding our iron ore processing capability so that we will be able to internally process more of our iron ore concentrate into sinter. While other steel producers have certain captive raw-materials suppliers, we are the only steel manufacturer in the world with its own nickel production facilities. We believe that our captive supply of coking coal, iron ore and nickel provides us significant advantages over other steel producers, such as higher stability of operations, better control of quality of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. Moreover, in recent years, the supply of iron ore and coal, the two primary raw materials inputs into the steel-making process, has been increasingly concentrated among fewer companies, resulting in weaker bargaining positions for steel makers. Our integration strategy has allowed us to minimize the adverse effect of such concentration, and keep our raw materials costs down. In addition, our ability to source raw materials internally and within Russia means that we are not exposed to any shortages in worldwide shipping capacity.

Ability to Improve Cost Efficiency with Relatively Modest Capital Expenditures.   We believe that relatively modest capital improvements will allow us to decrease our production costs and improve our margins. For example, we expect the further introduction of continuous casting at our plants to result in substantial improvements in our cost efficiency.

Ability to Increase Current Production Cost Effectively.   We believe that we have a significant competitive advantage over our competitors in our ability to increase our production capacity relatively cost effectively because our substantial existing infrastructure can accommodate new facilities and production lines through brownfield development. Moreover, due to our integration, experience and location in Russia, which has some of the largest reserves of coal and iron in the world, we are better positioned than our European competitors to secure raw materials for any increases in steel production. For example, we plan to increase Chelyabinsk Metallurgical Plant’s raw steel and rolled steel production capacity from 5.1 million and 4.1 million tonnes, respectively, as of the end of 2005 to 5.4 million and 4.7 million tonnes, respectively, in 2008.

Significant Domestic Market Shares in Specialty Steel and Carbon Long Products.   Russia is our most important market and we have significant domestic market shares in all our key specialty steel and carbon long products. We believe we have established a strong reputation and brand image for Mechel within Russia and certain of our key export markets.

Established Export Market Presence.   We export a substantial portion of our products through our sales and distribution network in eight countries and agents in 15 additional countries. These export sales, which constituted 45.0% and 53.9% of our total sales in 2005 and 2004, respectively, allow us to diversify our sales, provide us with additional growth opportunities and reduce our reliance on the Russian market in the event that it were to experience a downturn.

Well-Situated for Construction Market.   The location of our primary steel manufacturing facility, Chelyabinsk Metallurgical Plant, in the southern Urals makes it better situated, compared to our primary competitor in this market, to serve the Russian construction market. Our share of the Russian construction market in 2005 was approximately 16%.

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

Increasing Control over Logistics.   Our increasing internal logistics capabilities, currently centered on our railway freight and forwarding company, and enhanced by our acquisitions of Port Posiet, located on the Sea of Japan, and Port Kambarka, a river port, help us to optimize our transportation expenses.

Strong and Focused Management Team.   Our current management team has significant experience in all aspects of our businesses and has successfully transformed us from a small coal trading operation to a large, integrated steel and coal producer. Mr. Zyuzin, one of our founding shareholders, is our Chairman and remains significantly involved in our business. Our Chief Operating Officer and future Chief Executive Officer, Alexey Ivanushkin, has significant experience from his previous positions at Glencore International and as chief executive officer at Chelyabinsk Metallurgical Plant. Many of our directors and officers began their careers in floor jobs or in mines and moved up into management positions over the course of their careers.

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

Sales of mining products

The following table sets forth third-party sales of our mining products (by volume) for the periods indicated.

Product	2005	2004	2003
	(in thousands of tonnes)
Coking coal concentrate	5,013	5,247	4,034
Steam coal	5,876	5,539	5,069
Iron ore concentrate	2,876	2,438	671
Nickel	11	9	10

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated:

	2005		2004		2003
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Coking coal concentrate	463.0	42%	402.1	46%	180.1	43%
Domestic Sales (%)	64%		40%		87%
Export (%)	36%		60%		13%
Steam Coal	273.5	25%	211.7	24%	120.0	29%
Domestic Sales (%)	12%		13%		24%
Export (%)	88%		87%		76%
Iron ore concentrate	167.1	15%	113.8	13%	20.1	5%
Domestic Sales (%)	69%		52%		100%
Export (%)	31%		48%		—
Nickel	150.5	14%	108.0	12%	80.1	19%
Domestic Sales (%)	—		—		—
Export (%)	100%		100%		100%
Other(1)	40.7	4%	42.8	3%	13.6	4%
Total	1,094.8	100%	878.4	100%	413.9	100%
Domestic Sales (%)	44%		33%		53%
Export (%)	56%		67%		47%

(1)          Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

Our mining products are marketed domestically primarily through Mechel Trading House and internationally through Mechel International Holdings. The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated:

Region(1)	2005	2004	2003
Russia	44.3%	32.0%	54.9%
Other CIS	13.0%	16.4%	0.1%
Europe	31.5%	31.3%	43.7%
Asia	9.3%	14.3%	—
Middle East	1.9%	6.0%	—
Other	—	—	1.3%
	100.0%	100.0%	100.0%

(1)          The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

In 2005 the five largest customers of our mining products were Glencore International (nickel, iron ore), MMK (coking coal, iron ore), ZapSib (coking coal, iron ore), Greenway Resources (coking coal) and Ural Steel (coking coal), which together accounted for 42.9% of our mining segment sales.

Domestic sales

We generally do not involve intermediaries in the domestic distribution of our mining products. Our domestic coking and steam coal and iron ore customers are generally located in large industrial areas and have had long-standing relationships with us. We do not sell our nickel products within Russia.

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to key customers, including steel producers. Our largest domestic customer for our coking coal concentrate is MMK, accounting for 18.6% of our total coking coal concentrate sales and 7.9% of our total mining segment sales in 2005. We generally conclude sales contracts with domestic customers on an annual basis, and set our prices and volumes on a monthly basis by open tender.

Our internal consumption of steam coal is negligible, and we sell substantially all of our steam coal to third parties. Mosenergo, Moscow’s electricity generating and distribution company and a subsidiary of RAO UES, is our largest domestic customer of steam coal, accounting for 3.7% of our total steam coal sales and 0.9% of our total mining segment sales in 2005. We ship our steam coal from our warehouses by railway directly to key customers, which are predominantly electric power stations. Sales contracts for steam coal are generally concluded with customers on an annual basis.

Iron ore concentrate is shipped via railway directly from Korshunov Mining Plant to customers. Our largest domestic customer, ZapSib, accounted for 53.7% of our total iron ore concentrate sales and 8.2% of our total mining segment sales in 2005. Prices are set quarterly.

Since 2002, Mechel Trading House has operated its wholly-owned subsidiary, Mecheltrans, a railway freight and forwarding company that also arranges warehousing for our stock. Mecheltrans owns its own rolling stock, consisting of 293 open cars and 297 pellet cars, and also leases 1,449 open cars and 20 pellet cars. The company transported domestically approximately 34.3 million tonnes of our cargo in 2005, approximately 80.5% of which was comprised of coal and iron ore.

Export sales

We export coking coal, steam coal concentrate, low bituminous and anthracite steam coal, iron ore concentrate and ferronickel.

In the year ended December 31, 2005, our largest mining segment customer was Glencore International, accounting for 13.9% of our total mining segment sales. Glencore International’s purchases consisted of nickel (99.0%) and iron ore (1.0%). It was also our largest customer in the years ended December 31, 2004 and 2003, accounting for 5.0% and 19.7%, respectively, of the total mining segment sales in those periods.

We are Russia’s second largest exporter of coking coal concentrate. We export our coking coal concentrate primarily to Ukraine, Slovakia, Bulgaria and South Korea. In 2005, Greenway Resources was our largest foreign customer of coking coal concentrate, accounting for 15.4% of our total coking coal concentrate sales and 6.5% of our total mining segment sales. Shipments are made by railway and by ship.

Our exports of steam coal are primarily to Japan, Slovakia, Turkey and Spain, which together accounted for 53.9% of our total steam coal sales and 13.5% of our total mining segment sales in 2005. Most of these sales are to long-standing customers, such as two Slovakian power stations, under annual contracts with prices reviewed monthly. We also sell to traders. Steam coal is shipped to customers from our warehouses by railway and, in some cases, by ship from Russian and Ukrainian ports.

In February 2004, we acquired Port Posiet, located in Russia’s Far East on the Sea of Japan. The port has approximately two million tonnes of cargo handling capacity and 140,000 tonnes of warehousing capacity and processed 1.7 million tonnes of cargo, mostly coal in 2005. We ship primarily our steam coal and coking coal concentrate to Japan from this port.

We also exported iron ore concentrate to China during 2005, accounting for 30.5% of our total iron ore concentrate sales and 4.7% of our total mining segment sales in 2005. We ship iron ore concentrate to China by rail and by sea.

We sell all of our nickel that we do not use internally to Glencore International, on the basis of nickel prices quoted by the London Metal Exchange, or LME, less a certain discount. The nickel is delivered by railway from Southern Ural Nickel Plant to either the port of St. Petersburg or the port of Kaliningrad, and it is then forwarded on by Glencore International to end users.

Market share and competition

Coal

As a result of mergers and acquisitions undertaken primarily by steel producers, the number of domestic coal producers has decreased from 250 in the mid-1990s to less than 60 in 2005. Over the last few years, domestic coal mining companies have generally enjoyed a relatively stable customer base.

We are the second largest coking coal producer in Russia, with a 12.3% market share, and we have a 5.2% market share with respect to overall Russian coal production. We also control 20.0% of the coking coal washing capacity in Russia. The following table lists the principal Russian coking coal producers in 2005 and their respective shares of total coking coal production, total coal production, location and controlling shareholders.

	Coking coal production	Share of total coking coal production	Total coal production	Share of total coal production	Location	Controlling shareholder
	(in thousands of tonnes)		(in thousands of tonnes)
Yuzhkuzbassugol	13,022	18.6%	17,070	5.7%	Kuzbass	EvrazHolding
Southern Kuzbass Coal Company	8,583	12.3%	15,645	5.2%	Kuzbass	Mechel
Raspadskaya Mine	6,395	9.1%	8,612	2.9%	Kuzbass	EvrazHolding(1)
Kuzbassrazrezugol	3,787	5.4%	40,299	13.4%	Kuzbass	Ural Mining-Metallurgical Company
Prokopievskugol	3,547	5.1%	5,113	1.7%	Kuzbass	NLMK
Kuzbassugol	3,499	5.0%	3,718	1.2%	Kuzbass	Severstal
Mezhdurechye(2)	2,771	4.0%	5,601	1.9%	Kuzbass	Sibuglemet, Bagomes
Other	28,289	40.5%	203,812	68.0%
Total	69,893	100%	299,871	100%

Source: CDU TEK

(1)    Accounted for by EvrazHolding on an equity basis.

(2)    We own 16.1% of Mezhdurechye.

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

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. The market is dominated by relatively few producers, with the top three producers representing 50.4% of total production of iron ore concentrate.

The following table lists the main Russian iron ore concentrate producers in 2005 and their respective shares of total production, location and controlling shareholders.

	Iron ore concentrate production	Share of total production	Location	Controlling shareholder
	(in thousands of tonnes)
Lebedinsky GOK	20,564	22.3%	Belgorod Region	Gazprominvestholding
Mikhailovsky GOK	15,169	16.4%	Kursk Region	Urals Steel
Stoylensky GOK	10,810	11.7%	Belgorod Region	NLMK
Karelsky Okatysh	9,123	9.9%	North-West Region	Severstal-Resurs
Kachkanarsky GOK	8,649	9.4%	Urals Region	EvrazHolding
Kovdorsky GOK	5,794	6.3%	North-West Region	EvroChim
Korshunov Mining Plant	4,522	4.9%	Siberia	Mechel
Olenegorsky GOK	4,024	4.4%	North-West Region	Severstal-Resurs
KMAruda	1,851	2.0%	Belgorod Region	NLMK
Sheregeshkoe RU	1,564	1.7%	Siberia	EvrazHolding
Vysokogorsky GOK	1,403	1.5%	Urals Region	EvrazHolding
Irbinskoe RU	1,400	1.5%	Siberia	EvrazHolding
Bogoslovskoe RU	1,349	1.5%	Urals Region	Ural Mining-Metallurgical Company
Other	6,200	6.7%
Total	92,422	100%

Source: Rudprom

In addition, Sokolovsko-Sarbayskoye Mining Amalgamation, which is located in Kazakhstan with a capacity of 16.7 million tonnes of iron ore concentrate and 8.7 million tonnes of pellets per annum, has been a major supplier to MMK since April 2006.

Nickel prices and demands are driven by international markets. See “—Industry Overview—Global Nickel Industry Overview” and “—Industry Overview—Russian Nickel Industry Overview.”

Coal production

Southern Kuzbass Coal Company and its subsidiaries operate five active coal mines centered around the city of Mezhdurechensk in the southwestern part of Siberia. The mines are located in the Kuznetsky Basin, Russia’s largest coal producing region. This basin trends for approximately 300 kilometers in a northwest-southeast direction and averages about 120 kilometers in width. There are four surface mines, Krasnogorsk, Tomusinsk, Olzherassk and Sibirginsk, and one underground mine, Lenin. An underground mine was also added to the Sibirginsk mine in November 2002. Production started at Lenin in 1953, at Krasnogorsk in 1954, at Tomusinsk in 1959, at Sibirginsk in 1973 (open-pit) and 2002 (underground) and at Olzherassk in 1980. We primarily lease or have a right of perpetual use of the land on which our coal mines and facilities are located.

The table below sets forth the subsoil licenses used by our coal mines and the expiration dates thereof.

Mine	License Area	License Holder	Expiry Date	Status	Area (sq. km)
Krasnogorsk Pit	Tomsk, Sibirginsk	Krasnogorsk Open Pit Mine	December 2013	In production	22.4
Krasnogorsk Pit	Sorokinsky, Tomsk, Sibirginsk	Southern Kuzbass Coal Company	November 2025	In production	2.8
Lenin Mine	Olzherassk	Lenin Mine	November 2013	In production	10.0
Lenin Mine	Olzherassk	Lenin Mine(1)	December 2014	In production	2.9
Olzherassk Pit	Raspadsk, Berezovsk, Olzherassk	Olzherassk Open Pit Mine	January 2014	In production	10.1
Olzherassk Pit	Raspadsk, Berezovsk, Olzherassk	Olzherassk Open Pit Mine	January 2014	In production	10.1
Olzherassk Pit	Raspadsk	Southern Kuzbass Coal Company	December 2024	In production	3.5
Olzherassk Pit	Berezovsk-2, Berezovsk, Olzherassk	Southern Kuzbass Coal Company	December 2024	In production	8.6
Sibirginsk Mine	Sibirginsk, Tomsk	Southern Kuzbass Coal Company	December 2024	In production	5.9
Sibirginsk Pit	Sibirginsk, Kureinsk, Uregoisk	Southern Kuzbass Coal Company(1)	January 2014	In production	17.7
Tomusinsk Pit	Tomsk	Tomusinsk Open Pit Mine	December 2013	In production	6.7
Erunakovsk-1	Erunakovsk-1, Erunakovsk	Southern Kuzbass Coal Company	July 2025	Feasibility study(2)	8.4
Erunakovsk-3	Erunakovsk-3, Erunakovsk	Southern Kuzbass Coal Company	July 2025	Feasibility study(2)	7.1
Lenin Mine	Olzherassk	Southern Kuzbass Coal Company	November 2025	Feasibility study(2)	19.2
Olzherassk Mine and Pit	Razvedochny, Raspadsk	Southern Kuzbass Coal Company	November 2025	Feasibility study(2)	14.6

(1)    In process of re-registration due to merger of previous license holder into this company.

(2)    Not included in our mineral reserves and deposits.

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

The table below summarizes our coal production by mine and type of coal for the periods indicated.

	2005		2004		2003
	Tonnes	% of production	Tonnes	% of production	Tonnes	% of production
	(tonnes in thousands)(1)
Coking Coal
Sibirginsk (Pit & Mine)	2,822	32.9%	3,000	32.2%	2,868	33.1%
Tomusinsk Pit	2,607	30.4%	2,660	28.6%	2,727	31.4%
Olzherassk Pit	1,581	18.4%	1,413	15.2%	1,210	14.0%
Lenin Mine	1,573	18.3%	2,236	24.0%	1,871	21.6%
Total Coking Coal	8,583	100.0%	9,309	100.0%	8,676	100.0%
Steam Coal
Krasnogorsk Pit	5,278	74.7%	4,726	74.6%	3,773	68.8%
Sibirginsk (Pit & Mine)	1,649	23.3%	1,473	23.3%	1,442	26.3%
Olzherassk Pit	135	1.9%	136	2.1%	270	4.9%
Total Steam Coal	7,063	100.0%	6,335	100.0%	5,485	100.0%
Total Coal	15,646		15,644		14,160
% Coking Coal		54.9%		59.5%		61.3%
% Steam Coal		45.1%		40.5%		38.7%

(1)          Tonnages are reported on a wet basis.

Coal washing plants

We operate three coal washing plants located near our coal mines in Southern Kuzbass. Of the total coal feed enriched by our washing plants in 2005, about 80.9% (14.2 million tonnes) was supplied by our own mining operations, and 19.1% (3,361 million tonnes) from the nearby Raspadsk and Prokopyevsk mines on a tolling basis. In 2005, the capacity of our washing plants in Russia accounted for approximately 20% of the total domestic coking coal washing capacity in Russia.

Investments in coal companies

We own 25% plus one share of Yakutugol, a coal producer located in eastern Siberia. Yakutugol extracts predominantly coking coal, as well as steam coal, in open and underground mines. Yakutugol’s annual output in 2005 was approximately 8.9 million tonnes of coal consisting of 5.0 million tonnes of coking coal and 3.9 million tonnes of steam coal, and it sells most of its output to the Asian Pacific region, primarily Japan, South Korea and Taiwan, mostly under long-term contracts.

Current subsoil licenses of Yakutugol expire in 2013, but based on the provisions of Russian legislation we believe that their extension through the end of the estimated proven and probable reserve depletion period is reasonably assured. We also believe that since the Government of Republic Sakha (Yakutia) owns a majority stake in Yakutugol, the renewal of its subsoil licenses upon their expiration in 2013 is virtually automatic. Consequently, in our consolidated financial statements, we amortize Yakutugol’s subsoil licenses using the units-of-production method through the end of the estimated proven and probable reserve depletion period (2031).

In March 2006, in response to a request for proposals from Russian Railways OAO, we submitted a non-binding proposal regarding Yakutugol and the development of the Elga coal deposit in Yakutia. The non-binding proposal contemplates the formation of a new company, which would be named Sakhaugol OAO. We are considering several routes for the formation of Sakhaugol, one of which could be through the contribution of our 25% + 1 share in Yakutugol and up to $300 million, in return for which we would obtain 51% of Sakhaugol. As a result, Sakhaugol would own about 70% of Yakutugol and 68.9% of Elgaugol. We cannot assure you that such proposal would be accepted and eventually implemented.

We also own 16.1% of Mezhdurechye, a Russian coal producer which accounted for 4% of Russian coking coal and 2% of Russian total coal output in 2005.

Iron ore and concentrate production

Korshunov Mining Plant operates three iron ore mines, Korshunovsk, Rudnogorsk and Tatianinsk, as well as a concentrating plant located outside of the town of Zheleznogorsk-Ilimsky, 120 kilometers east of the city of Bratsk in eastern Siberia.

The Korshunovsk mine is located near the concentrating plant, and started production in 1965. The Rudnogorsk mine is located about 85 kilometers to the northwest of the concentrating plant, and started production in 1982. The Tatianinsk mine is located about 10 kilometers to the north of the concentrating plant, and started production in 1986. All three mines produce a magnetite ore (Fe3O4). We have a right of perpetual use of the land on which Korshunov Mining Plant’s facilities and mines are located.

The table below sets forth the subsoil licenses used by our iron ore mines and the expiration dates thereof.

License area	License Holder	Expiry Date	Status	Area (sq. km)
Korshunovsk	Korshunov Mining Plan	June 2009	In production	4.3
Tatyaninsk	Korshunov Mining Plan	June 2012	In production	1.3
Rudnogorsk	Korshunov Mining Plan	June 2014	In production	5.1
Krasnoyarsk	Korshunov Mining Plan	July 2015	Feasibility study(1)	3.0

(1)          Not included in our mineral reserves and deposits.

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

The table below summarizes our iron ore and iron ore concentrate production for the periods indicated.

	2005		2004		2003(1)
	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(tonnes in thousands)(2)
Korshunovsk ore production	6,522	26.7%	6,263	26.4%	5,631	26.8%
Rudnogorsk ore production	4,104	35.3%	3,576	35.5%	2,483	37.0%
Tatianinsk ore production	707	30.2%	364	32.5%	258	31.2%
Total ore production	11,333	30.0%	10,203	29.8%	8,372	30.0%
Iron ore concentrate production	4,522	62.6%	3,876	n/a	3,509	n/a

(1)          We have included full year production at Korshunov Mining Plant for 2003 although we started consolidating its results in October 2003.

(2)          Tonnages are reported on a wet basis.

Nickel ore and nickel production

Southern Urals Nickel Plant operates two open-pit nickel ore mines, Sakhara and Buruktal, and a nickel production plant in Orsk. The Sakhara mine is located east of the Ural Mountains in the Chelyabinsk Region. It lies 10 to 15 kilometers south of the town of Subutak, which is located on a main-line railroad 20 kilometers east of the city of Magnitogorsk, an industrial center in the Chelyabinsk Region. Stripping of overburden at Sakhara started in 1983, and stripping of the main pit started in 1986. Shipments to Southern Urals Nickel Plant in Orsk (about 375 kilometers south of Sakhara) started in 1994 when Southern Urals Nickel Plant stopped receiving ore from the Kempirsay deposit in Kazakhstan. Production at Sakhara has been continuous since 1994. The Buruktal mine is located east of the south tip of the Ural Mountains, in the Orenburg Region, close to the border with Kazakhstan. It lies near the town of Svetly, which is located 230 kilometers east of Orsk, at the end of a rail line. Mining at Buruktal began in 1968, and has been continuous since then. We generally have a right of perpetual use of the land on which Southern Urals Nickel Plant’s facilities and mines are located, although we lease some of the area on which the Buruktal mine is located.

The table below sets forth the subsoil licenses used by our nickel mines and the expiration dates thereof.

License area	License Holder	Expiry Date	Status	Area (sq. km)
Buruktalsk	Southern Urals Nickel Plant	December 2012	In production	5.2
Sakharinsk	Southern Urals Nickel Plant	April 2013	In production	2.2

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

The following table summarizes our nickel ore and nickel products production for the periods indicated:

	2005		2004		2003
	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)
	(tonnes in thousands)(1)
Sakhara ore production	1,113.7	1.14%	1,358.4	1.08%	1,435	1.08%
Buruktal ore production	901.6	1.06%	1,243.6	1.02%	1,164	1.02%
Total ore production	2,015.3	1.1%	2,602.0	1.05%	2,599	1.05%
Nickel production	12.6	n/a	12.7	n/a	13.5	n/a

(1)          Tonnages are reported on a wet basis.

Limestone production

The Pugachev limestone quarry is an open-pit mine located approximately 12 kilometers southeast of the city of Beloretsk in the Ural Mountains. The mine is connected to the Beloretsk railway system via a 3-kilometer rail spur. A road system also connects the mine to regional customers of aggregate limestone produced by the mine. The quarry was developed in 1952 to support Beloretsk Metallurgical Plant’s steel-making facilities, which are currently closed. The Pugachev limestone quarry is owned by our Beloretsk Metallurgical Plant. The current subsoil license is valid until January 2014.

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

The quarry produces both high-grade flux limestone for use in steel making and nickel smelting and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determines their suitability for particular use. In 2005, approximately 52.0% of the limestone produced at Pugachev was used internally, with 36.4% shipped to Chelyabinsk Metallurgical Plant, 13.0% shipped to Southern Urals Nickel Plant, and 2.8% shipped to Izhstal, and the remaining 47.8% was sold to third parties. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2005	2004	2003
	(in thousands of tonnes)
Limestone production	2,054.0	509.0	522.6

Following the recent commissioning of our new crushing and screening plant in December 2004, our total production capacity has increased to 2.0 million tonnes of crushed limestone per year.

Mineral reserves

Our mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the standards set by the SEC in its Industry Guide 7 and have been appraised by Pincock, Allen & Holt, independent mining engineers.

Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Additionally, to meet the legally viable requirement of the SEC, only material that is scheduled to be mined during the license period of existing subsoil licenses based on planned production was included in reserves.

Our subsoil licenses expire on dates falling in 2009 through 2025. These subsoil licenses, however, may be terminated prior to, or not be extended at, the time of their expiration. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits;” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations;” and  “—Regulatory Matters—Subsoil Licensing.”

In addition to our mineral reserves, we have mineral deposits. Our mineral deposits are similar to our mineral reserves in all respects, except that the deposit is either (1) contained within the license boundary but is scheduled to be extracted beyond the license period or (2) is adjacent but not contained within the license boundary. In both such cases, we expect to be able to obtain the legal right to extract such deposit in the future, but we have a limited history of license renewals and the Russian legal system provides regulatory authorities with discretion in matters of license renewal. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits” and “Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity.”

The table below summarizes our reserves as of January 1, 2006.

	Coal
Summary	Coking		Steam		Iron Ore	Nickel Ore	Limestone
	(quantities in millions of tonnes)
Reserves	104.2		141.2		83.5	14.0	19.2
Grade(%)	42.5	%*	57.5	%*	27.6%	1.1%	55.2%
Deposits	106.1		105.3		101.3	79.9	42.8
Grade(%)	50.2	%*	49.8	%*	28.0%	1.1%	55.2%

*                    Shows percent of the type of coal.

Coal

As of January 1, 2006, we had coal reserves (proven and probable) totaling 245.6 million tonnes, of which approximately 42.5% was coking coal. The table below summarizes coal reserves by mine.

Coal Reserves	Coking Coal	Steam Coal	Heating Value(1)	% Sulfur
	(quantities in millions of tonnes)(2)
Krasnogorsk	—	121.8	5,780	0.35%
Tomusinsk	13.2	—	8,500	0.30%
Olzherassk	40.0	—	8,163	0.25%
Sibirginsk	34.1	19.4	8,483	0.27%
Lenin	16.8	0.0	8,439	0.26%
Total	104.2	141.2
% of Total	42.5%	57.5%

(1)          Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)          Tonnages are reported on a wet in-place basis.

As of January 1, 2006, we had coal deposits totaling 211.4 million tonnes, of which approximately 50.2% was coking coal. The table below summarizes coal deposits by mine.

Coal Deposits	Coking Coal	Steam Coal	Heating Value(1)	% Sulfur
	(quantities in millions of tonnes)(2)
Krasnogorsk	—	83.7	5,800	0.35%
Tomusinsk	7.9	—	8,500	0.30%
Olzherask	12.1	—	8,160	0.25%
Sibirginsk	71.4	21.6	8,503	0.25%
Lenin	14.7	—	8,439	0.26%
Total	106.1	105.3
% of Total	50.2%	49.8%

(1)          Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)          Tonnages are reported on a wet in-place basis.

Coal reserves and deposits were estimated using assumed base prices of $47.64 per tonne for coking coal and $20.87 per tonne for steam coal. These prices were for the saleable product so the actual prices in the cash flow were reduced to account for process recoveries, which varied by mine. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 28.3 rubles per U.S. dollar.

Iron ore

As of January 1, 2006, we had iron ore reserves (proven and probable) totaling 83.5 million tonnes at an average iron grade of 27.6%. The table below summarizes iron ore reserves by mine.

Iron Ore Reserves(1)	Tonnes(2)	Grade (% Fe)(3)
	(tonnes in thousands)
Korshunovsk	27,471	25.1%
Rudnogorsk	51,583	30.8%
Tatianinsk	4,410	26.9%
Total	83,464	27.6%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

(2)          Tonnages are reported on a dry basis.

(3)          Metallurgical recovery is projected to be 81.9%.

As of January 1, 2006, we had iron ore deposits totaling 101.3 million tonnes at an average iron grade of 28.0%. The table below summarizes iron ore deposits by mine.

Iron Ore Deposits(1)	Tonnes(2)	Grade (% Fe)(3)
	(tonnes in thousands)
Korshunovsk	42,429	25.1%
Rudnogorsk	58,874	30.8%
Tatianinsk	—	—
Total	101,303	28.0%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

(2)          Tonnages are reported on a dry basis.

(3)          Metallurgical recovery is projected to be 81.9%.

Iron ore reserves and deposits were estimated using an assumed iron ore concentrate price of $47.52 per tonne for 2006, $48.23 per tonne for 2007, $39.21 per tonne for 2008, 32.14 per tonne for 2009, $31.37 per tonne for 2010-2013 and $30.00 per tonne for 2014-2027. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 28.3 rubles per U.S. dollar.

Nickel ore

As of January 1, 2006, we had nickel ore reserves (proven and probable) totaling 14.0 million tonnes at an average nickel grade of 1.06%. The table below summarizes nickel ore reserves by mine.

Nickel Ore Reserves(1)	Tonnes(2)	Grade (% Ni)(3)
	(tonnes in millions)
Sakhara	7.3	1.08%
Buruktal	6.7	1.03%
Total	14.0	1.06%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

(2)          Tonnages are reported on a dry basis.

(3)          Metallurgical recovery is projected to be 70%.

As of January 1, 2006, we had nickel ore deposits totaling 79.9 million tonnes at an average nickel grade of 1.05%. The table below summarizes nickel ore deposits.

Nickel Ore Deposits(1)	Tonnes(2)	Grade (% Ni)(3)
	(tonnes in millions)
Sakhara	9.8	1.07%
Buruktal	70.1	1.03%
Total	79.9	1.05%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

(2)          Tonnages are reported on a dry basis.

(3)          Metallurgical recovery is projected to be 70%.

Nickel ore reserves and deposits were estimated using an assumed nickel price of $6.70 per pound for the period 2006-2042. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 28.3 rubles per U.S. dollar.

Limestone

As of January 1, 2006, we had limestone reserves (proven and probable) totaling 19.2 million tonnes at 55.2% CaO.

Limestone Reserves(1)	Tonnes	Grade (% CaO)
	(tonnes in millions)
Pugachev	19.2	55.2%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

As of January 1, 2006, we had limestone deposits totaling 42.8 million tonnes at 55.2% CaO.

Limestone Deposits(1)	Tonnes	Grade (% CaO)
	(tonnes in millions)
Pugachev	42.8	55.2%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

Limestone reserves and deposits were estimated using an assumed aggregate limestone price of $2.12 per tonne and a flux limestone price of $5.27 per tonne. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 28.3 rubles per U.S. dollar.

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

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2005	2004	2003
	(in thousands of tonnes)
Coke	2,589	2,942	2,617
Coking Products	85	120	127
Pig Iron	3,349	3,880	3,143
Semi-Finished Steel Products, including:	1,777	1,623	994
Carbon and Low-Alloyed Semi-Finished Products	1,755	1,601	934
Long Steel Products,(1) including:	2,510	2,902	2,434
Stainless Long Products	12	18	14
Alloyed Long Products	123	139	113
Rebar	1,349	1,229	1,281
Wire-Rod	349	640	597
Low-Alloyed Engineering Steel	676	877	310
Flat Steel Products, including:	313	331	356
Stainless Flat Products	14	40	47
Carbon and Low-Alloyed Flat Products	299	291	309
Forgings, including:	79	99	86
Stainless Forgings	3	4	6
Alloyed Forgings	14	18	16
Carbon and Low-Alloyed Forgings	62	76	63
Forged Alloys	1	1	1
Stampings	104	78	26
Hardware,(2) including:	558	560	375
Wire	394	395	276
Ropes	55	53	45

(1)   Includes calibrated rolled products of Mechel Targoviste.

(2)   Excludes calibrated rolled products of Mechel Targoviste.

With the exception of our foreign subsidiaries, we manufacture almost all of our steel products using internally sourced coke, pig iron, raw steel and semi-finished steel products. When economically justified, we sometimes purchase small quantities of semi-finished steel products from local steel producers. In 2005, we did not purchase any semi-finished steel products from third parties.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in “Steel Business” does not include intercompany sales to the mining segment.

	2005		2004		2003
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Coke	49.2	2%	39.0	1%	29.5	2%
Coking Products	17.6	1%	18.3	1%	15.3	1%
Pig Iron	16.7	1%	37.3	1%	15.4	1%
Semi-Finished Products, including:	465.0	17%	452.9	16%	99.5	6%
Carbon and Low-Alloyed Semi-Finished Products	443.2	16%	445.4	16%	98.4	6%
Long Steel Products, including:	1,311.1	48%	1,302.7	47%	750.5	46%
Stainless Long Products	44.4	2%	26.3	1%	22.2	1%
Alloyed Long Products	118.3	4%	89.1	3%	43.9	3%
Rebar	616.8	23%	605.5	22%	359.2	22%
Wire-Rod	184.6	7%	304.9	11%	174.8	11%
Carbon and Low-Alloyed Engineering Steel	347.0	13%	177.0	6%	107.2	7%
Flat Steel Products, including:	219.5	8%	233.3	8%	172.9	11%
Stainless Flat Products	45.9	2%	94.3	3%	83.2	5%
Carbon and Low-Alloyed Flat Products	173.6	6%	139.1	5%	89.5	5%
Forgings, including:	93.5	3%	71.6	3%	67.6	4%
Stainless Forgings	11.0	0%	11.2	0%	12.8	1%
Alloyed Forgings	29.8	1%	19.5	1%	15.6	1%
Carbon and Low-Alloyed Forgings	45.8	2%	28.9	1%	28.5	2%
Forged Alloys	6.9	0%	12.0	0%	10.7	1%
Stampings	121.8	4%	83.1	3%	23.5	1%
Hardware, including:	373.8	14%	326.2	12%	154.0	10%
Wire	253.9	9%	213.0	8%	103.6	6%
Ropes	55.7	2%	52.4	2%	27.0	2%
Other	42.3	2%	193.0	7%	285.9	18%
Total	2,710.2	100%	2,757.5	100%	1,614.1	100%

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2005	2004	2003
Russia	48.0%	41.3%	48.0%
Other CIS	5.0%	2.9%	0.5%
Europe	29.9%	36.3%	28.4%
Asia	8.6%	15.3%	18.1%
Middle East	4.7%	2.3%	3.3%
United States	2.1%	1.2%	0.6%
Other	1.7%	0.6%	1.0%

(1)          The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

In 2005 and 2004, our steel segment sales outside of Russia were principally to Europe and Asia. Sales in Europe accounted for 29.9% and 36.3% of our total steel segment sales during these periods, respectively. European sales during these periods were largely to Switzerland (8.0% and 10.9%), followed by Romania (7.6% and 7.0%), Germany (3.9% and 6.3%), Spain (2.4% and 2.1%) and Italy (1.9% and 2.4%). Sales to Switzerland primarily consisted of sales to Glencore International (see below). Sales in Asia accounted for 8.6% and 15.3% of our total steel segment sales during these periods, respectively, consisting of Thailand (4.3% and 3.3%), followed by Vietnam (1.5% and 3.0%), and the Philippines (1.2% and 1.2%). Our sales to China were reduced in 2005 (dropping to 0.5% from 4.7%). Middle East sales during these periods accounted for 4.7% and 2.3% of our total steel segment sales during 2005 and 2004, respectively. The three largest markets were Turkey (2.9% and 0.2%), Syria (0.8% and 0.5%) and United Arab Emirates (0.5% and 0.5%).

In 2005, the five largest customers of our steel segment products were Glencore International (carbon and low alloyed semi finished products, wire rods, reinforcing bars, carbon and low alloyed flat products), Whittingham Company (carbon and low alloyed semi finished products), Chelyabinsk Tube Plant (carbon and low alloyed semi finished products), CMS Dubai (carbon and low alloyed engineering steel, carbon and low alloyed semi finished products, wire rod, carbon and low alloyed flat products) and Cathay Pacific Steel Corporation (carbon and low alloyed semi finished products), which together accounted for 13.8% of our steel segment sales.

Sales of our steel products to Glencore International comprised 8.0%, 10.9% and 11.8% of our total steel segment sales in 2005, 2004 and 2003, respectively, which we record as European sales. Glencore International resells these steel products primarily to customers in the Middle East and Asia. In 2005 and 2004, customers in the Middle East accounted for 42% and 63.0%, respectively, of these sales, with most of these sales being to Iran, and customers in Asia accounted for 43% and 31.8%, respectively, of these sales. See “—Marketing and Distribution—Export Sales” below for a further description of our steel product sales to Glencore International.

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

Products	2005	2004	2003
	(in millions of U.S. dollars, except for percentages)
Coke	49.2	39.0	29.5
Domestic (%)	100%	100%	100%
Export (%)	—	—	—
Coking Products	17.6	18.3	15.3
Domestic (%)	89%	92%	100%
Export (%)	11%	8%	—
Pig Iron	16.7	37.3	15.4
Domestic (%)	11%	29%	93%
Export (%)	89%	71%	7%
Semi-Finished Steel Products	465.0	452.9	99.5
Domestic (%)	7%	8%	24%
Export (%)	93%	92%	76%
Long Steel Products	1,311.1	1,302.7	750.5
Domestic (%)	63%	55%	61%
Export (%)	37%	45%	39%
Flat Steel Products	219.5	233.3	172.9
Domestic (%)	57%	56%	67%
Export (%)	43%	44%	33%
Forgings	93.5	71.6	67.9
Domestic (%)	48%	64%	64%
Export (%)	52%	36%	36%
Stampings	121.8	83.1	23.5
Domestic (%)	84%	89%	94%
Export (%)	16%	11%	6%
Hardware	373.8	326.2	154.0
Domestic (%)	72%	67%	78%
Export (%)	28%	33%	22%
Other	42.3	193.0	285.9
Domestic (%)	64%	31%	25%
Export (%)	36%	69%	75%
Total	2,710.2	2,757.5	1,614.1
Domestic (%)	55%	49%	55%
Export (%)	45%	51%	45%

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

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2005.

Use by Industry	Metal Works, Hardware Plants	Pipe Factories	Construction	Engineering	Railway Construction, Repair	Power Generation	Other Industries(1)
Semi-Finished Steel Products	34%	1%	9%	41%	2%	0%	13%
Long Steel Products	4%	2%	63%	22%	1%	0%	8%
Flat Steel Products	2%	2%	3%	47%	0%	0%	46%
Forgings	9%	11%	1%	49%	0%	0%	31%
Stampings	0%	0%	0%	58%	0%	0%	42%
Hardware	21%	0%	18%	43%	3%	2%	12%

(1)          Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

Marketing and Distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Mechel Trading House, headquartered in Moscow, coordinates our Russian sales and has four sales branch offices. Mechel International Holdings, our wholly owned subsidiary based in Zug, Switzerland, coordinates export sales of our steel products through its branch in Schaan, Liechtenstein. It also operates representative offices in each of our core international markets.

Our overall sales strategy is to develop long-term, close partnerships with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end-user customers, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong reputation for Mechel throughout Russia and other countries of the CIS, Central and Eastern Europe, Southeast Asia and the Middle East.

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

In March 2006, we established Mechel Hardware OOO, which will sell products produced at Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Mechel Nemunas to the Russian and international markets.

Our domestic steel production facilities are located in large industrial areas and have long-standing relationships dating from Soviet times with local end-user customers. Mechel Trading House has four branches in Chelyabinsk, Chebarkul, Beloretsk and Izhevsk; and Mechel-Service has eight branches in Chelyabinsk, Rostov, Ufa, Kazan, Samara, Ekaterinburg, Moscow and St. Petersburg. These branches develop and service our long-standing customer relationships by virtue of their proximity to both production and customers and thereby allow our local sales forces to provide highly specialized and technical sales and service support to our Russian customers.

We also operate warehouses in Rostov-Don and near our production facilities in Chelyabinsk, Ufa, Mezhdurechensk, Moscow, St. Petersburg and Ekaterinburg, where we sell our steel products to wholesalers on a walk-in basis. Additionally, Mechel-Service has two warehouses in Moscow, which are well placed to service the growing Moscow construction market. We realize higher margins on these sales compared to our other sales, and we intend to open such warehouses in other large Russian metropolitan areas in the future. Through these sales, we also identify potential new end-user customers of our products and market our production capabilities and products directly to them.

Mechel Trading House has approximately 310 employees. Mechel-Service has approximately 199 employees. Mechel Hardware has approximately 17 employees.

Export sales

Most of our international steel sales are made to independent distributors, which then sell our products in smaller quantities to end users. We have sales offices in the following eight countries:

Asia		Europe
Turkey	Vietnam	Austria	Belgium
Philippines		Liechtenstein	Romania
Switzerland

We also work with agents in 15 additional countries. We have an internationally oriented sales force which facilitates communications between our production facilities and the end users of our products, keeping in mind local and international customs in business dealings, including language requirements. Our use of a centralized international sales organization offers comprehensive and coordinated logistical and financial services to our international customers.

Our Romanian sales are carried out by our Romanian subsidiaries Mechel Campia Turzii and Mechel Targoviste.

Most of our distributor customers are based in one location close to end users. We service these customer relationships employing local sales forces and maintaining local sales offices, which makes us familiar with the markets in which end users of our products are located.

Glencore International is the largest customer of our exported steel segment products. During 2005, 2004, and 2003, we sold $217.3 million, $299.5 million and $189.9 million in steel products to Glencore International, respectively, comprising 8.0%, 10.9% and 11.8% of our total steel segment sales, respectively, during these periods. Starting in November 2004, steel sales to Glencore International were made pursuant to a framework contract providing for the sale of a minimum of 180,000 tonnes of commodity carbon steel products per quarter at market-based prices. This framework contract extends through December 2007. The products purchased by Glencore International consist of wire rod, rebar, billets, hot-rolled sheet and coil, which are then resold by Glencore International abroad, principally to purchasers in Asia and the Middle East.

We also sell steel products to wholesalers on a walk-in basis through large open and covered warehouse areas in the Port of Antwerp, Belgium. At this port, we primarily stock both rolled and forged bars, and intend to expand the product offering to cover other products such as wire rods and nails.

Mechel International Holdings and its subsidiaries have approximately 66 employees.

Distribution

Rail transportation is used for nearly all shipments from our production facilities and warehouses to our end customers, wholesale warehouses or sea ports. Deliveries from warehouses and ports to customers is partially done by truck.

In April 2005, we acquired Port Kambarka, a river port located in Kama in the Republic of Udmurtia. We ship primarily steel produced at Izhstal from this port.

Market share and competition

In our core international markets, we primarily compete with Russian and Ukrainian producers, as the leading global steel manufacturers focus more on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by relatively high concentration of production, with the five largest integrated steel producers, including us, accounting for 82% of overall domestic steel output in 2005.

Following is a brief description of Russia’s other four largest steel producers:

•       EvrazHolding, which consists of Nizhny Tagil Metallurgical Plant, Zapadno-Sibirsky Metallurgical Plant (ZapSib), and Kuznetsky Metallurgical Plant, is effectively the largest producer in Russia on a consolidated basis, accounting for 21% of Russia’s total rolled products output (including production of long and flat products, semi-finished products, forgings and stampings) in 2005. Like us, EvrazHolding focuses on the production of long products including rebars, wire rods and profiled rolled products (such as rails, beams and channels). EvrazHolding also controls iron ore producers Kachkanarsky GOK and Vysokogorsky GOK and coking coal producer Yuzhkuzbassugol, and has an equity investment in Raspaskaya Mine, which produces coking coal.

•       Severstal had a 19% market share of Russian rolled steel production in 2005. The company specializes in flat products which constitute a significant part of its production. In addition, Severstal is the second-leading producer of flat products and controls 19% of Russia’s total production output. Domestic sales accounted for 53% of Severstal’s output in 2005, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls UAZ, a domestic off-road car-maker, Vorkuta-Ugol and Kuzbassugol, which completely satisfy Severstal’s coking coal requirements, and iron ore producers Karelsky Okatysh and Olenegorsky GOK.

•       MMK accounted for 19% of Russian rolled steel production in 2005. MMK’s product mix is comprised mostly of flat products, representing 90% of its commercial steel products output (including production of slabs). Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 51% of its output in 2005 and also produces its own iron ore. Its production facilities are located in Magnitogorsk in the southern Urals.

•       NLMK had a 15% market share of Russian rolled steel production in 2005. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 68% of its products in 2005. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK. The company’s steel facilities are located in Lipetsk, to the southeast of Moscow.

These five companies, including us, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while EvrazHolding and we produce primarily long products. According to Metall-Expert, we are the leading and most comprehensive producer of specialty steel and alloys in Russia, and controlled 38% of total Russian specialty steel output in 2005. We are also the second largest producer of long products in Russia after EvrazHolding, with significant market shares in both carbon and specialty steel long products, according to Metall-Expert.

In the Russian carbon long market segment, our primary products and our market positions are as follows, according to Metall-Expert:

•       Reinforcement bar—In rebar, we compete in the 6-40 millimeters range. In 2005, the rebar market was dominated by Mechel (35%) and EvrazHolding (44%)(excluding imported rebars from the CIS). At present, the Russian domestic market for rebar is protected from Ukrainian imports by a 21% import tariff, introduced in August 2002 for three years.

•       Wire rod—There were five major producers of wire rod in Russia in 2005: Mechel (25%), EvrazHolding (35%), Severstal (20%), Nizhneserginsky MZ (10%) and MMK (9%). We produce some of the highest quality and widest ranges of wire rod (5-10 millimeters) among Russian producers.

We were the second-leading producer in Russia of specialty steel long products (bearing, tool, high-speed and stainless steel) in 2005, producing 35% of the total Russian output. Our three nearest competitors in this market had the following market shares: OEMK (41%), ZMK (9%) and Electrostal (6%). We had significant market shares in stainless long products (39%), tool steel (33%) and high-speed steel (77%) in 2005.

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

We were also the second largest producer of carbon and alloyed engineering long steel products in Russia with a 22% market share in 2005, followed by OEMK (16%). Our other main competitors in this market were Zlatoustovsky MK (12%), Serov Metallurgical Plant (10%) and EvrazHolding (8%). In 2005, we were the leader in the production of nickel-containing engineering steel (30%), where we were ahead of our nearest competitors, Zlatoustovsky MK (19%), Red October Metallurgical Plant (13%) and OEMK (10%), according to Metall-Expert.

We were also Russia’s largest producer of stainless flat products, with an 85% share of domestic production in 2005, according to Chermet.

We were the second largest producer of hardware in Russia in 2005 with a 19% market share, following Severstal (32%) and followed by MMK (18%). For products in which we specialize, however, our share was substantially higher. For example, we had a 60% share of the spring wire market and a 50% share of the high-endurance wire market during 2005.

Raw materials

The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. We are 100% self-sufficient in our requirements of coking coal, with Southern Kuzbass Coal Company having supplied 2.8 million tonnes of coking coal concentrate to Chelyabinsk Metallurgical Plant in 2005. We process coking coal concentrate into coke at Chelyabinsk Metallurgical Plant. Coke is used in both steel-making operations at Chelyabinsk Metallurgical Plant and our nickel-smelting operations at Southern Urals Nickel Plant. In 2005, we produced and internally used 2.3 million tonnes of coke in our production facilities and produced and sold another 0.3 million tonnes of coke to third parties. Our internal steam coal requirements are not material.

Our steel-making operations use iron ore in the form of pellets, sinter, concentrate and sinter ore. The ultimate form of the iron ore feed into the steel making process, however, consists of pellets and sinter only. In 2005, our steel-making operations used 5.3 million tonnes of iron ore feed, approximately 56% in the form of pellets and 48% in the form of sinter, and we internally sourced 55% of our total iron ore feed requirements during this period. We are capable of internally sourcing 97% of the iron ore requirements of our steel segment, assuming that third parties process certain quantities of our iron ore into concentrate and then into pellets and sinter. Our Korshunov Mining Plant supplied us with 1.6 million tonnes of iron ore concentrate in 2005, which accounted for 100% of our total iron ore concentrate needs in this period. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. We purchase most of the remaining part of our iron ore feed, mainly in the form of pellets, from Russian domestic suppliers such as Mikhailovsky GOK, Kostomukshinsky GOK, Lebedinsky GOK and Karelsky Okatysh, as well as Sokolovsko-Sorbayskoye Mining Amalgamation in Kazakhstan, under annual contracts on market terms.

In 2005, we used approximately 3,332 tonnes of nickel in the production of stainless and other specialty steels. We sourced approximately 49% of our nickel requirements in 2005 from our nickel mining and smelting operations at Southern Urals Nickel Plant. We source other nickel grades from Norilsk Nickel, Ufaleinikel and other smaller nickel producers.

Our steel making technology is primarily based on the basic oxygen furnaces, accounting for over half of our raw steel production. Ferrous scrap represents approximately 38.4% of feedstock, and we are approximately 40.2% self-sufficient in this raw material, sourcing the balance from various scrap traders. Electric arc furnaces are the primary method of steel-making at Mechel Targoviste and Mechel Campia Turzii, our Romanian facilities.

In March 2006, we acquired Mechel Recycling, a Chelyabinsk-based metal scrap processing company, in line with our policy of ensuring the steel segment’s self sufficiency in raw materials.

We internally source all of our limestone requirements from our Pugachev quarry. In 2005, we used approximately 1.1 million tonnes of limestone in the production of steel.

Steel making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2005, our operations consumed approximately 6.4 billion kWh of electricity, of which 2.4 billion kWh was used at Chelyabinsk Metallurgical Plant, 3.2 billion kWh was used at other Russian facilities and 0.8 billion kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant and Urals Stamping Plant have cogeneration power facilities, which produced 1.7 billion kWh of electricity for internal consumption in 2005, yielding 67% self-sufficiency at these plants and 28% self-sufficiency overall for the group, including mining operations. The balance was purchased from local utilities. Substantially all of our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2005, we consumed 5.3 billion cubic meters of blast furnace gas, 1.1 billion cubic meters of coke gas and 2.5 billion cubic meters of natural gas.

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

Transportation costs are a significant component of our production costs and a factor in our price-competitiveness in the export markets. Rail transportation is our principal means of transporting raw materials from our mines to processing facilities and products to domestic customers and to ports for shipment overseas. For a description of our railway freight and forwarding subsidiary, see “—Steel Business—Marketing and Distribution—Distribution” above.

For a description of how seasonal factors impact our use and reserve levels of raw materials see “—Seasonality” below.

Steel production facilities

We generally own, lease or have a right of perpetual use of the properties on which our steel production facilities are located. Most of the land on which Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Izhstal are located is used pursuant to a right of perpetual use. The land on which Vyartsilya Metal Products Plant, Urals Stampings Plant and Mechel Nemunas are located is leased. The land on which Mechel Targoviste and Mechel Campia Turzii are located is owned.

The main manufacturing processes at Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Izhstal, Mechel Campia Turzii (with the exception of wire-drawing workshop No. 3, as described below) and Mechel Targoviste are ISO 9001:2000 certified through 2006. Wire-drawing workshop No. 3 of Mechel Campia Turzii is ISO 14001 certified through 2008.

Chelyabinsk Metallurgical Plant

Our raw steel production in Russia takes place at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant is an integrated blast furnace and BOF/EAF steel mill that produces coke, semi-finished steel products, carbon and specialty steel products and forgings. Its customer base is largely comprised of steel producers and tube manufacturers, and customers from the construction, engineering and ball-bearing industries. The plant sources all of its coking coal needs from our Southern Kuzbass Coal Company and most of its iron ore needs from our Korshunov Mining Plant and a majority of its nickel needs from our Southern Urals Nickel Plant, respectively.

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; three EAF workshops equipped with electric arc ovens, including two large ovens of 100 and 125 tonnes, respectively; vacuum induction and plasmic furnaces; vacuum arc and electroslag remelting furnaces; three comprehensive steel treatment machines; an argon-oxygen refining machine; three continuous billet-casters; blooming with continuous rolling mill for 200-320 millimeters and 80-180 millimeters square billets; six long product mills for 8-190 millimeters diameter round bar and 75-156 millimeters square bar, 6.5-10 millimeters wire rod, rebar steel, bands and shaped beams; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeters cold-rolled stainless sheet; and a forging and pressing workshop equipped with five presses and forging machines of 1,250-2,000 tonnes, as well as seven coking batteries, five sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Areas	Capacity in 2005	Capacity Utilization Rate in 2005	Planned Increase (2006-2008)
	(in tonnes except for percentages)
Sintering	3,040,000	86.0%	2,060,000
Pig Iron	3,395,000	98.6%	—
Steel-making	5,100,000	90.1%	—
Rolling	4130,000	92.6%	—
Forging and pressing	73,000	90.4%	—
Coking	3,100,000	83.5%	—

In 2005 we commissioned the first part of a new sinter plant at Chelyabinsk Metallurgical Plant. Currently two of four lines are operational, providing a total capacity of 2.25 million tonnes per annum. The third and fourth lines are expected to be operational by the end of 2006, bringing the total capacity of the sinter plant to 4.5 million tonnes per annum.

Izhstal

Izhstal is a Russian specialty steel producer located in the city of Izhevsk, Udmurtia, west of the Urals. Its customer base is largely comprised of companies from the aircraft, defense, automotive, agricultural, power, engineering, oil and gas and construction industries.

Izhstal’s principal production lines include six EAF of 25 to 28 tonnes each; three open hearth furnaces of 130-135 tonnes each; blooming machine for 100-220 millimeters square billets; three medium-sized long products rolling mills for 30-120 millimeters round bars, 30-90 millimeters square bars, bands and hexagonal bars; and one continuous small long products wire mill for 5.5-29 millimeters round, 12-28 millimeters square and 12-27 millimeters hexagonal light sections, reinforced steel and bands. It also has a hardware workshop, equipped with various drawing mills, a pickling line and a forging workshop, equipped with a number of sledge hammers and press-cutters. The following table sets forth the capacity and the capacity utilization rate for each of Izhstal’s principal production areas.

Production Areas	Capacity in 2005	Capacity Utilization Rate in 2005	Planned Increase (2006-2008)
	(in tonnes except for percentages)
Steel-making	700,000	85.1%	—
Rolling	1,000,000	38.1%	—
Hardware	98,000	39.3%	—
Forging and stamping	60,000	28.3%	—

Izhstal experienced low capacity utilization rates due to high production costs and the resulting uncompetitive products. Upon acquisition of Izhstal we took a strategic decision to lower Izhstal production costs in steel-making and rolling activities by supplying Izhstal with our semi-finished products, pig iron and nickel that resulted in increase of Izhstal steel-making and rolling capacity utilization from 71% and 36% in 2004 to 85% and 38% in 2005. Hardware and forging and stamping low capacity utilization rates are explained by low demand on these products on Russian market.

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a hardware plant that produces wire rod and a broad range of hardware from semi-finished steel products supplied by Chelyabinsk Metallurgical Plant. Its customers are largely from the construction and engineering industries. Beloretsk Metallurgical Plant’s principal production lines include a steel-rolling workshop equipped with a wire mill for production of wire rod of 5.5-12 millimeters diameter and a number of hardware workshops equipped with drawing, winding, unwinding, rewinding, polishing and rope machines and thermal treatment ovens. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

Production Areas	Capacity in 2005	Capacity Utilization Rate in 2005	Planned Increase (2006-2008)
	(in tonnes except for percentages)
Rolling	553,000	98.3%	37,000
Hardware	323,000	105.4%	—

Vyartsilya Metal Products Plant

Vyartsilya Metal Products Plant is a hardware plant that produces low carbon, welding and structural wire, zinc-plated nails, and steel and polymeric-coated nets, from wire rod supplied by Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. The plant’s customers are largely from the construction, automotive and furniture industries. Vyartsilya Metal Products Plant’s principal production facilities include drawbenches and nail-making and mesh-weaving machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

Production Areas	Capacity in 2005	Capacity Utilization Rate in 2005	Planned Increase (2006-2008)
	(in tonnes except for percentages)
Hardware	68,000	79.7%	—

Urals Stampings Plant

Urals Stampings Plant is Russia’s largest producer of stampings from specialty steels and heat-proof and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its specialty steel needs from Chelyabinsk Metallurgical Plant. Urals Stampings Plant’s principal production facilities include 1.5-25 tonne swages, hydraulic presses and inker machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

Production Areas	Capacity in 2005	Capacity Utilization Rate in 2005	Planned Increase (2006-2008)
	(in tonnes except for percentages)
Stamping	100,000	86.5%	25,000

Mechel Targoviste

Mechel Targoviste is a major Romanian EAF steel mill that produces specialty and carbon long products, forgings, and hardware. Mechel Targoviste is the largest producer of long products (including rebars) and hardware in Romania and the second largest producer of raw steel in Romania, according to Siderom. The plant’s customers are largely from the engineering, automotive, tool, ball-bearing, tube, hardware and construction industries.

Mechel Targoviste’s principal production lines include an EAF workshop equipped with two electric arc ovens of 75 tonne capacity each; steel vacuum processing and treatment machines; a continuous billets caster; a blooming machine for 80-400 millimeters square and 90-145 millimeters round billets; and two continuous long products rolling mills for 20-80 millimeters round bars, 24-57 millimeters hexagonal bars, 60-70 millimeters square bars, 6-12 millimeters thick and 60-120 millimeters wide bands, 12-26 millimeters bundle rod and reinforcing steel. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Targoviste’s principal production areas.

Production Areas	Capacity in 2005	Capacity Utilization Rate in 2005	Planned Increase (2006-2008)
	(in tonnes except for percentages)
Steel-making	527,000	83.8%	20,000
Forging and pressing	37,400	41.1%	—
Rolling	780,000	42.8%	—
Hardware	67,000	29.3%	—

Mechel Targoviste experienced low capacity utilization rates due to high production costs and uncompetitive product quality. In September-October 2005, as part of a restructuring of the production process and lowering of production costs at the Mechel Targoviste plant, an EAF workshop as well as the forging and pressing workshops were discontinued.

Mechel Campia Turzii

Mechel Campia Turzii is a Romanian EAF steel mill and a leading domestic hardware plant that produces long steel products, including carbon and alloyed wire rod, rebar and hardware, including various types of wire, ropes, nets, electric cables and nails, as well as carbon and low-alloyed billets. The plant’s customers are largely from the construction and engineering industries.

Mechel Campia Turzii’s principal production lines include several hardware workshops equipped with drawing, nail-making and zinc-plating machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Campia Turzii’s principal production areas.

Production Areas	Capacity in 2005	Capacity Utilization Rate in 2005	Planned Increase (2006-2008)
	(in tonnes except for percentages)
Steel-making	363,000	75.7%	—
Rolling	330,000	42.2%	—
Hardware	100,000	80.0%	—

Mechel Campia Turzii experienced low capacity utilization rates in rolling workshops due to high production costs of production of semi-finished low-alloyed products and resulting uncompetitive products. In January-February 2006, as part of a restructuring of the production process at the Mechel Campia Turzii, one EAF steel-making workshop and two rolling mills were discontinued.

Mechel Nemunas

Mechel Nemunas is a Lithuanian hardware plant that produces wire, calibrated steel products, nails, rods and nets. Its customers are primarily from the construction, engineering and furniture industries. Mechel Nemunas’s principal production facilities include drawing mills, and nail-making, threading, net-weaving, net-wicking and contact-welding machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas’s principal production area.

Production Areas	Capacity in 2005	Capacity Utilization Rate in 2005	Planned Increase (2006-2008)
	(in tonnes except for percentages)
Hardware	90,300	72,5%	—

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

In 2005, approximately 81% of our steel segment revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

European Union

Our steel sales to the EU constituted approximately 13.0% of our total steel segment revenues in 2005. The Russian government and the European Community have an export quota system in place whereby Russian exports to the EU are limited to certain stipulated quantities for each product category until the end of 2006. The quota by product category is distributed between the Russian producers based on a procedure jointly developed by the Ministry of Economic Development and Trade of the Russian Federation and the Ministry of Industry and Energy of the Russian Federation. The procedure provides that for each product category, a company’s export quota allocation is calculated on the basis of shipments by the company of the particular product over the past three years to the EU market (which is given a 70% weighting), and on the company’s market share in domestic production of the particular product (which is given a 30% weighting). After the quotas are calculated, the Russian Ministry of Industry and Energy then confirms quota allocations, and the Russian Ministry of Economic Development and Trade issues export licenses for these quotas. In 2005, the quota covered approximately 12.8% of our steel segment products exported to the EU.

In 2005, the total EU quota for Russian steel was 2,041,210 tonnes, and we received 187,354 tonnes of the total quota. As quotas are granted by product category, usage of our individual quotas varied. For example, usage of our 2005 quota for long products other than rebar and wire rod was 92%, while usage for our wire rod quota was 79%. The EU-Russia Steel Agreement for 2006 provides for the total Russian quota to be 2,527,878 tonnes. Our quota is set at 196,813 tonnes, which includes 15,795 tonnes for flat products and 181,018 tonnes for long products. Our supply of wire rod to Mechel Nemunas, our hardware plant in Lithuania, is also subject to the EU export quota system, and our quota for that plant is 61,500 tonnes for 2006. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We face numerous protective trade restrictions in the export of our steel products.”

In addition, an anti-dumping duty in the amount of 50.7% is applicable for export to the EU of steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until August 2006. We expect this anti-dumping duty to be extended for the next five years, but at a lower rate. There are no restrictions on the export of our Romanian products to the EU.

Finally, an anti-dumping investigation against imports of steel wire ropes originating in Russia was initiated in Ukraine  in January 2006. During 2005, our Beloretsk Metallurgical Plant supplied

2,389 tonnes of wire ropes to Ukraine. We are presently unable to assess what impact this investigation could have on our sales to Ukraine.

China

China’s position completely reversed in 2005, with the country going from being a net importer of steel products in 2004 to being a net exporter of steel products in 2005. This change led to the discontinuance of all of our sales to China in 2005. In order to compensate, we sold additional cargo to neighboring countries as well as to the Middle East. Additionally, China’s entrance into the export market (and the discontinuance of much of its importing) led to a decrease in world market prices for steel products because of the resulting glut of steel products being sold on the market. In January 2006, the market consolidated in China, which resulted in Chinese mills reducing their output. This put upward pressure on prices in the Chinese market, which had fallen too fast and too far and were starting to cause Chinese mills to suffer losses. It also became apparent that the price of iron ore would likely rise rather than fall, which would put additional pressure on Chinese mills’ profitability. These developments caused the Chinese mills to almost simultaneously and overnight stop supplying cargo to the export market. By the end of February, steel consumers realized that there would soon be a shortage of material in the market, which caused world market prices for steel products to rise by approximately 10%. Currently, we foresee a continued strengthening of the market, but it is ultimately up to the Chinese mills and how they engage the world market moving forward.

United States

The United States has a quota system in place with respect to imports of hot rolled flat-rolled carbon quality steel and thick steel plate. The intergovernmental quota agreements provide for quotas and reference prices on Russian exports of these products to the United States. A distribution of quotas between specific Russian producers and the execution of export licenses is carried out in accordance with the same procedure that applies to exports to the EU market. There are no trade restrictions applicable to the export of our Romanian or Lithuanian products to the United States.

Capital Improvements Program

We plan to spend $1.1 billion for our capital expenditures program for the five-year period of 2006 – 2010. It is targeted at expansion of the mining segment and increasing the efficiency of the steel segment. The split is approximately $750 million in mining and approximately $350 million in steel.

In the mining segment, in line with its target to produce 25 million tonnes of coal in 2010, we will direct approximately $130 million to the development of the Erunakovskaya deposit, which is expected to produce approximately three million tonnes of coking coal annually; and $100 million will be directed to the development of brownfield license areas of approximately one billion tonnes of predominantly coking coal. Other major mining projects are also aimed at improving quality, and include the construction of Sibirginskaya coal washing plant for approximately $50 million. In the iron ore business, we will invest approximately $70 million in Korshunov Mining Plant.

Steel segment projects are targeted at improving efficiency while maintaining existing output, and will be mainly directed to Chelyabinsk Metallurgical Plant, our core steel-producing facility. This includes completion of the construction of an additional continuous caster for approximately $50 million, in line with our target to raise the proportion of steel produced through continuous casting from the current 38% to 60% in 2007. Other projects include a new coking battery and reconstruction of rolling facilities.

The following table sets out by segment and facility the major items of our capital expenditures currently in progress or expected to be commenced in 2006.

Project	Estimated Production Increase and/or Other Improvements	Total Planned Expenditures*	Year of Project Start	Estimated Year of Commissioning/ completion
		(in millions of U.S. dollars)
MINING BUSINESS
Southern Kuzbass Coal Company
Expansion of Sibirginsk Open Pit Mine	Increase in coking coal output by 1.5 million tonnes per annum	$61.8	2006	2010
Construction of Sibirginsk Mine	Increase of coal output from 1.5 million tonnes to 3 million tonnes per annum	$85.2	2006	2010
Construction of Sibirginsk Washing plant	Increase of coal washing capacity by 4.0 million tonnes per annum	$50.0	2008	2009
Construction of New Olzherassky Mine	Increase in coking coal output by 3 million tonnes per annum	$103.5	2004	2010
Construction of Erunakovskaya-1 Mine	Increase in coal extraction by 1.5 million tonnes per annum	$129.4	2006	2010
Korshunov Mining Plant
Expansion of Concentrate Production Facilities	Development of new deposit with iron ore reserves of 53.5 million tonnes per annum	$70.0	2006	2010
STEEL BUSINESS
Chelyabinsk Metallurgical Plant
Construction of Sinter Plant # 2	Increase in sinter production capacity by 4.5 million tonnes per annum	$213.6	2003	2006
Reconstruction of Coking Battery #7	Modernization and increase in output by approximately 500,000 tonnes per annum of coke and 15,000 tonnes per annum of coking products	$41.8	2004	2006
Construction of Long Products continuous Caster #4	Increase in output of continuously cast billets by 1.2 million tonnes per annum Reduction in steel usage Reduction in power usage New product development	$75.4	2004	2006
Beloretsk Metallurgical Plant
Modernization of hardware equipment	Modernization and increase in production of copper-plated welding wire by 7,500 tonnes p.a. Modernization and increase in production of spring wire by 8,600 tonnes p.a. Produce new value-added features Environmental improvements	$24.7	2006	2006/2010
Modernization of Continuous Wire Mill 150	Modernization and increase in wire-rod capacity by 85,000 tonnes p.a. Reduction in steel usage Reduction in gas usage Product quality improvement	$17.9	2006	2007
Mechel Targoviste
Reconstruction of rolling mill No. 380	Increase of rolling capacity to 350,000 tonnes p.a., better trimming quality	$35.0	2006	2009
Mechel Campia Turzii
Modernization of Hardware Production	New products (low-alloyed wire) output of 48,500 tonnes per annum Modernization and increase of annealed and zinc-coated wire production by 8,000 tonnes per annum Modernization and increase of nail production by 8,000 tonnes per annum Production of 8,000 tonnes per annum of wire-rod Production of 50,000 tonnes per annum of rebar	$14.3	2006	2006/2009
Environmental Protection	Reduction of pollution	$7.0	2006	2006/2009

*                     We estimate that approximately $261.3 million of planned expenditures for these projects have been made as of December 31, 2005. In 2005, we spent $520.6 million for capital expenditures.

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

Our Russian subsidiaries maintain obligatory insurance, which includes insurance for third-party liability (including ecological) for injuries and losses caused by accidents in dangerous industrial sites, insurance for third-party liability for injuries caused during construction and operation of hydrotechnical installations and auto insurance. Sometimes our Russian subsidiaries insure real estate interest and cargo, but it is not done in all instances and for all significant assets. Mechel Metal Supply maintains comprehensive insurance, including marine, liability, including products liability, and trade indemnity. Mechel Campia Turzii maintains insurance that covers its employees, property, plant and equipment.

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

•       the use of subsoil, which is described in more detail in “—Subsoil Licensing” below;

•       the use of water resources;

•       the discharge of pollutants into the environment;

•       the handling of hazardous waste;

•       storage and use of explosive, flammable and/or dangerous materials;

•       operation of industrial facilities (including mining and surveying activities);

•       construction;

•       fire control and security;

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

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2005, we incurred the minerals extraction tax in the amount of $17.5 million.

The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, production licenses a maximum term of 20 years, and combined exploration, assessment and production licenses a maximum term of 25 years. After amendments of the Subsoil Law in January 2000 and in August 2004, exploration licenses still have a maximum term of five years; in the event that a prior license with respect to a particular field is terminated early, a production license may have a one-year term until a new licensee is determined, but is generally granted for the term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and production licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered with the Russian Federal Geological Fund.

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

The factors that may, in practice, affect a company’s ability to obtain the approval of license amendments include (1) its compliance with the license terms and conditions; (2) its management’s experience and expertise relating to subsoil issues, including experience in amending licenses; and (3) the relationship of its management with federal and/or local governmental authorities, as well as the local governments. For a description of additional factors that may affect Russian companies’ ability to extend their licenses, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.” See also “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we would be unable to realize our reserves, which could materially adversely affect our business and results of operations” and “—Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity.”

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

The fulfillment of a license’s conditions is a major factor in the good standing of the license. If the subsoil licensee fails to fulfill the license’s conditions, upon notice, the license may be limited or terminated by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a license, it may apply to amend the relevant license conditions, though such amendments may be denied.

The Subsoil Law and other Russian legislation contain extensive provisions for license termination. A licensee can be fined or the license can be suspended or terminated for the reasons noted above, for repeated breaches of the law, upon the occurrence of a direct threat to the lives or health of people working or residing in the local area, or upon the occurrence of certain emergency situations. A license may also be terminated for violations of “material” license terms. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for limitation or termination of licenses. Consistent underproduction and failure to meet obligations to finance a project would also likely constitute violations of material license terms. In addition, certain licenses provide that the violation by a subsoil licensee of any of its obligations may constitute grounds for terminating the license.

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

Land Use Rights

Russian legislation prohibits the carrying out of any commercial activity, including mineral extraction, on a land plot without appropriate land use rights. Land use rights are needed and obtained for only the portions of the license area actually being used, including the plot being mined, access areas and areas where other mining-related activity is occurring.

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

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law on Introduction of the Land Code of October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use either to purchase the land from, or to enter into a lease agreement relating to, the land with the relevant federal, regional or municipal authority owner of the land by January 1, 2008. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—The potential implementation by the Russian government of a law requiring Russian companies to purchase or lease the land on which they operate may have a material adverse effect on our financial condition.”

Our mining subsidiaries generally have a right of perpetual use of their plots or have entered into long-term lease agreements. A lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any lease agreement for a period equal to or longer than one year must be registered with the relevant state authorities.

Environmental

We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the management and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law on Environmental Protection of January 10, 2002, as amended, or the Environmental Protection Law, as well as by a number of other federal and local legal acts.

Pay-to-pollute

The Environmental Protection Law establishes a “pay-to-pollute” regime administered by federal and local authorities. The Russian government has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain approval for exceeding these statutory limits from the federal or regional authorities, depending on the type and scale of environmental impact. As a condition to such approval, a plan for the reduction of the emissions or disposals must be developed by the company and cleared with the appropriate governmental authority. Fees, as set forth in a governmental decree, are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved limits, and the highest fees are imposed for pollution exceeding such limits. Payments of such fees do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2005, we incurred such fees in the amount of $9.9 million.

Ecological approval

Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law on Ecological Expert Examination of November 23, 1995, as amended. Conducting operations that may cause damage to the environment without state ecological approval may result in the negative consequences described in “Environmental Liability” below.

Enforcement authorities

The Federal Service for the Supervision of the Use of Natural Resources, the Federal Service for Environmental, Technological and Nuclear Supervision, the Federal Service for Hydrometrology and

Environmental Monitoring, the Federal Agency on Subsoil Use, the Federal Agency on Forestry, the Federal Agency on Water Resources (along with their regional branches) and the Federal Agency on Protection of Consumers Rights are involved in environmental control, implementation and enforcement of relevant laws and regulations. The federal government and Ministry of Natural Resources is responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental organizations, also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is 20 years.

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

Environmental protection programs

We have been developing and implementing environmental protection programs at all of our mining and steel subsidiaries. Such programs include measures to aid in our adherence to the limits imposed on air and water pollution and storage of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste. We are a member of “Ecological Movement for Specific Activities,” a non-profit organization which develops and facilitates the implementation of environmental programs and individual projects for state and private institutions.

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

In certain cases, companies operating industrial sites must also prepare declarations of industrial safety which summarize the risks associated with operating a particular industrial site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declarations must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration, as well as a state industrial safety review, are required for the issuance of a license permitting the operation of a dangerous industrial facility.

The Federal Service for Environmental, Technological and Nuclear Supervision has broad authority in the field of industrial safety. In case of an accident, a special commission led by a representative of the Federal Service for Environmental, Technological and Nuclear Supervision conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. The officials of the Federal Service for Environmental, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company’s compliance with safety rules. The Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

Employment and Labor

Labor matters in Russia are primarily governed by the Labor Code. In addition to this core legislation, relationships between employers and employees are regulated by various federal laws, such as the Law on Collective Contracts and Agreements of March 11, 1992, as amended; the Federal Law on the Procedure of Settlement of Collective Labor Disputes of November 23, 1995, as amended; the Law on Employment in the Russian Federation of April 19, 1991, as amended; the Federal Law on the Fundamentals of Protection of Labor in the Russian Federation of July 17, 1999, as amended; as well as certain administrative actions undertaken at the local level.

Employment contracts

As a general rule, employment contracts for an indefinite term are concluded with all employees. Russian labor legislation expressly limits the possibility of entering into term employment contracts. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labor relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties, as well as in other cases expressly identified by federal law. In some cases it is also possible to enter into an employment contract for the employee to perform specified task(s). All employment contracts are regulated by the Labor Code.

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including:

•       liquidation of the enterprise or downsizing of staff;

•       failure of the employee to comply with the position’s requirements due to incompetence or health problems;

•       change of control of the employer;

•       repeated failure of the employee to fulfill his or her duties without cause;

•       employee’s usage of alcohol or other intoxicants at the workplace;

•       employee’s absence without cause;

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

Any termination by an employer that is inconsistent with the Labor Code requirements may be invalidated by a court, and the employee may be reinstated. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent, and Russian courts tend to support employees’ rights in most cases. Where an employee is reinstated by a court, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for mental distress.

Work time

The Labor Code generally sets the regular working week at 40 hours. Any time worked beyond 40 hours per week, as well as work on public holidays and weekends, must be compensated at a higher rate.

For employees working in hazardous or harmful conditions, the regular working week is decreased by 4 hours in accordance with government regulations. Some of our employees working on steel and mining production entities qualify for this reduced working week.

Annual paid vacation leave under the law is generally four weeks. Our employees who perform underground and open-pit mining works or other work in harmful conditions may be entitled to additional paid vacation ranging from six to 36 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, employees who perform underground and open-pit mining works or other work in harmful conditions have a right to retire at an earlier age. The rules defining such earlier retirement ages are set by the Federal Law on Labor Pensions in the Russian Federation dated December 17, 2001, as amended.

Salary

The minimum monthly salary in Russia, as established by federal law, was 600 rubles (approximately $21) in 2004. Effective January 1, 2005, the statutory monthly minimum salary has been increased to 720 rubles (approximately $25) and was further increased to 800 rubles (approximately $29) on September 1, 2005 and will be further increased to 1,100 rubles (approximately $40) on May 1, 2006. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

The Trade Union Law provides that those who violate the rights and guaranties provided to trade unions and their officers may be subject to disciplinary, administrative and criminal liability. Although neither the Code of the Russian Federation on Administrative Misdemeanors, nor the Criminal Code of the Russian Federation, currently has provisions specifically relating to these violations, general provisions and sanctions may be applicable.

Item 5.         Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other information in this document. This Item 5 contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including the risks described in Item 3 and under the caption “Cautionary Note Regarding Forward-Looking Statements.”

The Reorganization

Mechel OAO was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various mining and steel companies owned by Messrs. Igor Zyuzin and Vladimir Iorich or parties affiliated with them. These individuals acquired these companies at various times from 1995 to the present and have acted in concert since that time pursuant to an Ownership, Control and Voting Agreement which requires them to vote the same way. The reorganization involved the contribution of these companies by these individuals to Mechel in exchange for all the outstanding capital stock of Mechel. Many of the contributed companies had shareholders other than Messrs. Zyuzin and Iorich, and these shareholders were not involved in the reorganization and continue to retain minority interests in certain of our subsidiaries.

The acquisition of these companies by Mechel represents a reorganization under common control, and has been accounted for in a manner akin to a pooling. Mechel’s consolidated financial statements, therefore, have been prepared on the basis that Mechel existed for all periods presented since its inception and owned these companies to the same extent as owned by Messrs. Zyuzin and Iorich in those periods.

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

The table below sets forth by segment our primary mining and steel subsidiaries, presented in chronological order by date of acquisition.

Name	Location	Business	Date Control Acquired	Voting Interest(1) %
Mining Segment(2)
Southern Kuzbass Coal Company(3)	Russia	Coking coal concentrate, steam coal, steam coal concentrate	January 1999	93.7
Krasnogorsk Open Pit Mine	Russia	Steam coal, steam coal concentrate	January 1999	88.9
Tomusinsk Open Pit Mine	Russia	Coking coal, steam coal	January 1999	74.4
Olzherassk Open Pit Mine	Russia	Coking coal, steam coal	December 1999	81.9
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	79.9
Lenin Mine	Russia	Coking coal	December 2001	79.2
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	85.5
Port Posiet	Russia	Shipping	February 2004	93.4
Port Kambarka	Russia	River shipping	April 2005	90.4
Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and specialty long and flat steel products, forgings, coke and coking products	December 2001	93.7
Vyartsilya Metal Products Plant	Russia	Hardware	May 2002	93.3
Beloretsk Metallurgical Plant	Russia	Long steel products, hardware, limestone(4)	June 2002	90.3
Mechel Targoviste	Romania	Carbon and specialty long steel products, forgings, hardware	August 2002	83.7
Urals Stampings Plant	Russia	Stampings	April 2003	93.8
Mechel Campia Turzii	Romania	Long steel products, hardware	June 2003	85.2
Mechel Nemunas	Lithuania	Hardware	October 2003	100.0
Izhstal	Russia	Specialty and carbon steel long products, hardware, stampings and forgings	May 2004	87.7
Mechel Recycling	Russia	Metal scrap processing	March 2006	100.0

(1)          The percentages provided in this table are as of March 31, 2006. As of that date, some of our Russian subsidiaries had preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)          The mining segment includes our shipping operations, which support both our mining and steel segments.

(3)          We merged the following legal entities into Southern Kuzbass Coal Company in November-December 2005:

—Sibirginsk Open Pit Mine

—Kuzbass Central Processing Plant

—Siberian Central Processing Plant

We intend to merge our other coal mining subsidiaries into Southern Kuzbass Coal Company in the future.

(4)          Our Pugachev limestone quarry is owned by Beloretsk Metallurgical Plant and is within the steel segment.

Intersegment sales

We are an integrated mining and steel group. Our mining segment supplies 100% of our steel segment’s coking coal requirements, 97% of our iron requirements, and 49% of our nickel requirements. Our steel segment also supplies wires, ropes and other hardware to our mining segment for use in its day-to-day operations, as well as coke for use in the production of nickel. The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for purposes of our consolidated financial statements. For the years ended December 31, 2005, 2004, and 2003, mining segment sales to the steel segment amounted to $336.6 million, $323.0 million and $185.8 million, respectively. For the years ended December 31, 2005, 2004 and 2003, steel segment sales to the mining segment amounted to $56.6 million, $74.7 million and $42.3 million, respectively.

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

•       Chelyabinsk Metallurgical Plant.   Chelyabinsk Metallurgical Plant is an integrated blast furnace and BOF/EAF steel mill that produces coke, semi-finished and rolled carbon and specialty steel products and forgings. Glencore International, a global trading company, which is currently one of our biggest customers, acquired a 65.1% stake in Chelyabinsk Metallurgical Plant during its privatization by the Russian government in 1992. In December 2001, we acquired Glencore International’s stake in Chelyabinsk Metallurgical Plant. We have subsequently purchased shares on the secondary market to increase our stake in Chelyabinsk Metallurgical Plant to 93.7%. We have paid a total of $219.3 million for our current stake in Chelyabinsk Metallurgical Plant.

•       Southern Urals Nickel Plant.   Southern Urals Nickel Plant operates two open-pit nickel mines and a nickel processing facility. Southern Urals Nickel Plant was privatized by the Russian government in 1993. We acquired a 46.0% stake in Southern Urals Nickel Plant in September 2001 and increased that stake to a controlling stake in December 2001. We have subsequently purchased shares on the secondary market to increase our stake in Southern Urals Nickel Plant to 79.9%. We have paid a total of $10.1 million for our current stake in Southern Urals Nickel Plant.

•       Lenin Mine.   Lenin Mine produces coking coal. Lenin Mine was privatized by the Russian government in 1993. We acquired a 26.9% stake in Lenin Mine through market purchases beginning from 1997. We acquired another 25.0% stake as a result of our acquisition of Mezhdurechensk Coal Company in December 2001 from the Russian government. We subsequently merged Mezhdurechensk Coal Company into Southern Kuzbass Coal Company. We have subsequently purchased shares on the secondary market to increase our stake in Lenin Mine to 79.2%. We have paid a total of $0.3 million for our current stake in Lenin Mine.

•       Vyartsilya Metal Products Plant.   Vyartsilya Metal Products Plant is a hardware plant that produces wire, nails and steel nets. Vyartsilya Metal Products Plant was formed in June 1996 as a spin-off from Vyartsilya Metal Products Plant OAO, which was privatized by the Karelian government in 1994. We acquired an 88.1% stake in Vyartsilya Metal Products Plant from employee-shareholders in May 2002. We have subsequently purchased shares on the secondary market to increase our stake in Vyartsilya Metal Products Plant to 93.3%. We have paid a total of $0.1 million for our current stake in Vyartsilya Metal Products Plant.

•       Beloretsk Metallurgical Plant.   Beloretsk Metallurgical Plant is a hardware plant that produces wire rod and a broad range of hardware. Beloretsk Metallurgical Plant was privatized by the Bashkir government in 1994. We acquired a 33.3% stake in Beloretsk Metallurgical Plant from third parties in 2001, and increased our stake to a controlling interest in June 2002. In November 2003, we acquired another 29.4% stake in Beloretsk Metallurgical Plant from the regional government, and in March 2004, we acquired another 9.7% stake in Beloretsk Metallurgical Plant. During 2005 we acquired an additional stake of 0.1% in Beloretsk Metallurgical Plant, bringing our total stake to 90.3%. Beloretsk Metallurgical Plant also owns the Pugachev limestone quarry. The regional government has a golden share in Beloretsk Metallurgical Plant, giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors. We have paid a total of $15.2 million for our current stake of 90.3% in Beloretsk Metallurgical Plant.

•       Mechel Targoviste.   Mechel Targoviste is a Romanian steel mill that produces long products and forgings. We acquired a 79.7% stake in Mechel Targoviste from the Romanian government in August 2002. At the time we acquired Mechel Targoviste, it was in bankruptcy proceedings. The consideration consisted of $3.5 million in cash and a commitment on our part to invest $21.1 million in the modernization of the plant, upgrade of its capacity over five years and environmental protection, as well as a commitment to maintain its workforce level for five years. Under the transaction documents, our stake in Mechel Targoviste is pledged to the Romanian government and is gradually released as we fulfill our commitments. As a result of our fulfillment of these commitments, our stake in Mechel Targoviste has increased to 83.7%. We have paid a total of $11.6 million for our current stake in Mechel Targoviste.

•       Urals Stampings Plant.   Urals Stampings Plant is Russia’s largest producer of stampings from specialty steel and heat-resistant titanium alloys for the aerospace, power and other industries. Urals Stampings Plant was privatized by the Russian government in 1993. We acquired a 93.8% stake in Urals Stampings Plant from third parties in April 2003 for $11.3 million in cash.

•       Mechel Campia Turzii.   Mechel Campia Turzii is a Romanian steel mill that produces rolled products and hardware, including wires, ropes and nails. We acquired a 73.4% stake in Mechel Campia Turzii from the Romanian government in June 2003. The consideration consisted of $2.8 million in cash and a commitment on our part to invest $19.0 million in the modernization of the plant and upgrade of its capacity over five years, a commitment to spend $3.6 million in environmental protection, as well as a commitment to maintain its workforce level for five years. In connection with the acquisition, certain debt of Mechel Campia Turzii was converted into shares, and we subsequently acquired these shares for $1.3 million, increasing our stake to 79.8%. Under the transaction documents, our stake in Mechel Campia Turzii is pledged to the Romanian government until we fulfill our commitments. As a result of our fulfillment of these commitments, our stake in Mechel Campia Turzii has increased to 85.2%. We have paid a total of $29.2 million for our current stake in Mechel Campia Turzii.

•       Mechel Nemunas.   Mechel Nemunas is a Lithuanian hardware plant that produces wire, calibrated steel products, nails, rods and nets. We acquired a 75.1% stake in Mechel Nemunas for $4.0 million in cash in October 2003. From November to December 2003, we acquired the remaining 24.9% stake in Mechel Nemunas for $1.0 million in cash.

•       Korshunov Mining Plant.   Korshunov Mining Plant operates three surface iron ore mines and an iron ore concentrating plant. Korshunov Mining Plant was privatized by the local government in 1993. We acquired a 62.5% interest in Korshunov Mining Plant in December 2002 when it was in bankruptcy proceedings. In September 2003, a court approved a debt settlement plan. We recorded our investment in Korshunov Mining Plant at cost until we acquired control in October 2003, and have consolidated its results since that time. We have subsequently purchased shares on the secondary market to increase our stake in Korshunov Mining Plant to 85.5%. We have paid a total of $135.7 million (including loans and advances) for our current stake in Korshunov Mining Plant.

•       Port Posiet.   Port Posiet is located in Russia’s Far East on the Sea of Japan. We acquired an 80.0% stake in Port Posiet for $30.0 million in cash in February 2004. In February 2006, we acquired an additional 13.4% stake in Port Posiet at auction for a purchase price of $1.06 million. We have paid a total of $31.0 million for our current stake in Port Posiet.

•       Izhstal.   Izhstal is a Russian specialty steel plant which produces rolled products, hardware, stampings and forgings. We acquired a 62.3% stake in Izhstal for $25.3 million in cash in February through December 2004. In April 2005, we acquired an additional 25.0% stake in Izhstal for approximately $15.7 million in cash. Subsequent acquisitions of additional stakes have resulted in an increase of our share in Izhstal to 87.7%. We have paid a total of $41.0 million for our current stake in Izhstal. The regional government has a golden share in Izhstal, giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors.

•       Yakutugol.   Yakutugol, located in eastern Siberia, extracts predominantly coking coal, as well as steam coal, in open-pit and underground mines. We acquired a blocking minority stake of 25% plus one share for $411.2 million in January 2005.

•       Port Kambarka.   Port Kambarka is a river port located in Kama in the Republic of Udmurtia, and processed 338,906 tonnes of cargo, mostly sand and crushed stone, in 2005. We acquired a 90.4% stake in Port Kambarka in April 2005 while Port Kambarka was in bankruptcy proceedings. The bankruptcy proceedings were terminated in May 2005, and we paid $3.4 million in cash for this stake in June 2005.

•       Mechel Recycling.   Mechel Recycling is a Chelyabinsk-based metal scrap processing company. We acquired a 100% stake in Mechel Recycling in March 2006 for $6.0 million.

The acquisition of Chelyabinsk Metallurgical Plant in December 2001, an integrated steel mill with its own coking batteries, was our most significant steel acquisition and it is the center of our steel segment operations. Prior to its acquisition, we were primarily a coal mining and trading company. In the year of its acquisition, we had been running Chelyabinsk Metallurgical Plant on a contract basis, our trading operations had been selling Chelyabinsk Metallurgical Plant’s products and we had supplied it with most of its coking coal requirements, so we were already familiar with its operations and customers. The addition of Beloretsk Metallurgical Plant in June 2002, a market leader in hardware in Russia and whose products our trading operations had been selling prior to its acquisition, significantly expanded our presence in this product category, and this presence was also bolstered by our acquisition of Vyartsilya Metal Products Plant in May 2002. Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant are supplied with semi-finished steel by Chelyabinsk Metallurgical Plant. Our downstream product mix was also further widened by the purchase of Urals Stampings Plant in April 2003, which uses Chelyabinsk Metallurgical Plant’s specialty steel to make value-added stampings. We further solidified our presence in the Russian specialty steel market by the acquisition of Izhstal in May 2004. Additionally, our Romanian acquisitions, Mechel Targoviste in August 2002, Mechel Campia Turzii in June 2003 and Mechel Nemunas in October 2003, marked our expansion outside Russia. Mechel Targoviste produces specialty long products and Mechel Campia Turzii and Mechel Nemunas produce hardware. Mechel Nemunas is supplied with semi-finished steel from our Russian operations.

Discontinued Operations

In late 2003 and the first half of 2004, we disposed of our controlling stakes in (1) Belov Insurance Company ZAO, a small insurance company in which we had acquired a controlling stake in 2001, and (2) Uglemetbank ZAO, a small bank in which we had acquired a controlling stake in 1999, to their management and other unrelated investors. These companies provided our coal companies and their employees with routine banking, finance and insurance services. The results for these businesses have been classified as discontinued operations for the years ended December 31, 2003 and 2002 in our consolidated financial statements.

In August 2004, we terminated production at Mechel Zeljezara, a Croatian steel mill that produced pipes. Mechel Zeljezara’s assets were acquired out of bankruptcy proceedings in March 2003. We decided to terminate production at Mechel Zeljezara due to significant increases in input costs and a persistent weakness in pipe prices. In September 2004, we concluded a termination agreement providing for the return to the seller of the Mechel Zeljezara assets, the redemption of the bank guarantee that we granted to the government of Croatia in the amount of $4.3 million and the donation of spare parts at Mechel Zeljezara in the amount of $1.8 million, in return for a waiver of any and all claims against us.

We started accounting for Mechel Zeljezara as discontinued operations in September 2004. Mechel Zeljezara is currently in liquidation, which is expected to be concluded in 2006. The results of operations of Mechel Zeljezara were included in the consolidated financial statements from the date of acquisition in March 2003. For the years ended December 31, 2005 and 2004 these results were reflected in the consolidated financial statements as discontinued operations.

Results of Operations

The following table sets forth our income statement data for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005		2004		2003
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Revenue, net	3,804,995	100.0	3,635,955	100.0	2,028,051	100.0
Cost of goods sold	(2,469,134)	(64.9)	(2,225,088)	(61.2)	(1,422,987)	(70.2)
Gross margin	1,335,861	35.1	1,410,867	38.8	605,064	29.8
Selling, distribution and operating expenses	(820,133)	(21.6)	(660,060)	(18.2)	(407,383)	(20.1)
Operating income	515,728	13.5	750,807	20.6	197,681	9.7
Other income and expense, net	10,131	0.3	794,288	21.9	(21,555)	(1.1)
Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principle	525,859	13.8	1,545,095	42.5	176,126	8.6
Income tax expense	(136,643)	(3.6)	(175,776)	(4.8)	(47,759)	(2.3)
Minority interest in loss (income) of subsidiaries	(6,879)	(0.2)	(11,673)	(0.3)	18,979	0.9
Income from continuing operations	382,337	10.0	1,357,646	37.3	147,346	7.2
Loss from discontinued operations, net of tax	(1,157)	—	(15,211)	(0.4)	(5,790)	(0.3)
Extraordinary gain, net of tax	—	—	271	—	5,740	0.3
Changes in accounting principle, net of tax	—	—	—	—	(3,788)	(0.2)
Net income	381,180	10.0	1,342,706	36.9	143,508	7.0

Year ended December 31, 2005, compared to year ended December 31, 2004

Revenues

Consolidated revenues increased by $169.0 million, or 4.6%, to $3,805.0 million in the year ended December 31, 2005, from $3,636.0 million in the year ended December 31, 2004. The following table sets out revenues by segment.

	Year ended December 31,
Revenues by segment	2005	2004
	(in thousands of U.S. dollars, except percentages)
Mining segment
To third parties	1,094,782	878,417
To steel segment	336,593	322,992
Total	1,431,375	1,201,409
Steel segment
To third parties	2,710,213	2,757,538
To mining segment	56,633	74,651
Total	2,766,846	2,832,189
Eliminations	393,226	397,643
Consolidated revenues	3,804,995	3,635,955
% from mining segment	28.8%	24.2%
% from steel segment	71.2%	75.8%

Mining segment

Our total mining segment sales in the year ended December 31, 2005 increased by $230.0 million, or 19.1%, to $1,431.4 million from $1,201.4 million in the year ended December 31, 2004.

Coking coal concentrate sales to third parties increased by $60.8 million, or 15.1%, primarily due to price increases, partially offset by volume decreases. Coking coal concentrate supplied to the steel segment decreased by $7.7 million, or 3.2%, primarily as a result of decrease in the volume supplied to our Chelyabinsk Metallurgical Plant. Steam coal and steam coal concentrate sales to third parties increased by $61.9 million, or 29.3%, primarily due to price increases.

Sales of iron ore to third parties increased by $53.2 million, or 46.8%, to $167.1 million and supplies to the steel segment increased by $36.9 million, or 70.0%, to $89.7 million, primarily due to price increases.

Nickel sales to third parties increased by $42.5 million, or 39.4%, primarily due to price increases. Nickel supplies to the steel segment decreased by $16.6 million, or 42.9%, due to a decrease in production of products that require nickel at our Chelyabinsk Metallurgical Plant.

Excluding intersegment sales, export sales were 55.7% of mining segment sales in the year ended December 31, 2005, compared to 67.0% in the year ended December 31, 2004. The decrease in the proportion of our export sales was due to the higher domestic volumes generated by increased demand from domestic steelmakers and lower export volumes. Although export prices were higher compared with domestic prices, the world market for materials was down (the weighted average export price of our mining products increased by $13.5 per tonne whereas the weighted average domestic price for our mining products increased by $19.8 per tonne).

Steel segment

Our steel segment revenues decreased by $65.5 million, or 2.3%, to $2,766.7 million in the year ended December 31, 2005, from $2,832.2 million in the year ended December 31, 2004. The decrease in steel segment revenues is primarily explained by the following decreases totaling $340.0 million:

•       Wire rod sales decreased by $120.3 million or 39.5% due to sales volume decreases that occurred as a result of excess supply of this product on both Russian and international markets;

•       Stainless flat product sales decreased  by $48.4 million, or 51.3%, mostly due to volume decreases that occurred as a result of decreases of production volumes of these products at our Chelyabinsk Metallurgical Plant caused by excess of imported stainless products on the Russian market;

•       Sales of other products and services decreased  by $150.7 million, or 78.1%, mainly due to reductions in our sales volumes of products of third parties in line with our strategy to sell more of our own products rather than resell products of third parties; and

•       Pig iron sales decreased  by $20.6 million, or 55.2%, primarily as a result of higher internal consumption.

Counteracting these decreases were the following increases for the year ended December 31, 2005:

•       Rebar sales increased by $11.3 million, or 1.8%, due to volume increases partially offset by price decreases;

•       Sales of coke and coking products to third parties increased by $9.5 million, or 16.6%, due to sales volume increases, while supplies to the mining segment, which uses coke in the production of nickel, decreased by $18.9 million, or 27.9%, due to lower production volumes.

•       Hardware sales were higher by $47.6 million, or 14.6%, including an increase in wire sales of $40.9 million, or 19.2%, mainly due to sales volume increases, and an increase in rope sales of $3.3 million, or 6.3%, mainly due to price increases;

•       Sales of carbon and low-alloy flat products increased by $34.5 million, or 24.8%, mainly due to volume increases but also price increases;

•       Sales of stainless and alloyed long products increased by $47.3 million, or 41.0%, due to price increases partially offset by volume decreases;

•       Carbon and low-alloyed long product sales grew by $170.0 million, or 96.1%, mostly as a result of price increases; and

•       Forgings and forged alloy sales increased by $21.9 million, or 30.6%, due to volume increases.

Excluding intersegment sales, export sales were 44.7% of steel segment sales in the year ended December 31, 2005, compared to 51.0% in the year ended December 31, 2004. The decrease in the proportion of our export sales was largely due to a decrease in export prices in 2005 compared to 2004.

Cost of goods sold and gross margin

Consolidated cost of goods sold was 64.8% of consolidated revenues in the year ended December 31, 2005, as compared to 61.2% of consolidated revenues in the year ended December 31, 2004, resulting in a decrease in the consolidated gross margin percentage in the year ended December 31, 2005, to 35.1% from 38.8% in the year ended December 31, 2004. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the year ended December 31, 2005 and 2004, including as a percentage of segment revenues.

	Year ended December 31, 2005		Year ended December 31, 2004
Cost of goods sold and gross margin by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	715,738	50.0	557,251	46.4
Gross margin	715,637	50.0	644,158	53.6
Steel segment
Cost of goods sold	2,146,621	77.6	2,065,480	72.9
Gross margin	620,225	22.4	766,709	27.1

Mining segment

Mining segment cost of goods sold increased by $158.5 million, or 28.4%, to $715.7 million in the year ended December 31, 2005, from $557.3 million in the year ended December 31, 2004. Mining segment gross margin percentage decreased from 53.6% in the year ended December 31, 2004, to 50.0% in the year ended December 31, 2005. The slight decrease in the mining segment’s gross margin percentage is explained by the fact that in 2005 our costs grew faster than sales prices for coal, nickel and iron ore.

Steel segment

Steel segment cost of goods sold increased by $81.1 million, or 3.9%, to $2,146.6 million in the year ended December 31, 2005, from $2,065.5 million in the year ended December 31, 2004. Steel segment cost of goods sold was 77.6% of the segment’s revenues in the year ended December 31, 2005, as compared to 72.9% in the year ended December 31, 2004, resulting in a decline in gross margin from 27.1% to 22.4%. This decline is attributed to costs increasing faster than prices.

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $160.1 million, or 24.3%, to $820.1 million in the year ended December 31, 2005, from $660.1 million in the year ended December 31, 2004. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 21.6% in the year ended December 31, 2005, as compared to 18.2% in the year ended December 31, 2004. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write off of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the year ended December 31, 2005 and 2004, including as a percentage of segment revenues.

	Year ended December 31, 2005		Year ended December 31, 2004
Selling, distribution and operating expenses by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	190,440	13.3	160,578	13.4
Taxes other than income tax	29,506	2.1	27,140	2.3
Loss on write off of property, plant and equipment	—	—	—	—
Accretion expense	1,625	0.1	1,137	0.1
Provision for doubtful accounts	1,230	0.1	(3,323)	(0.3)
General, administrative and other operating expenses	91,581	6.4	74,568	6.2
Total	314,383	22.0	260,100	21.7
Steel segment
Selling and distribution expenses	259,797	9.4	206,933	7.3
Taxes other than income tax	61,177	2.2	42,145	1.5
Loss on write off of property, plant and equipment	12,667	0.5	—	—
Accretion expense	1,622	0.1	944	0.0
Provision for doubtful accounts	2,338	0.1	(4,536)	(0.2)
General, administrative and other operating expenses	168,147	6.1	154,471	5.5
Total	505,749	18.3	399,957	14.1

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $29.8 million in line with sales volume increases in 2005. As a percentage of mining segment revenues they remained constant in 2005 in comparison with 2004.

Taxes other than income tax increased by $2.4 million, or 8.7%, from $27.1 million in the year ended December 31, 2004, to $29.5 million in the year ended December 31, 2005. The increase is mainly explained by the increase in penalties and fines paid to environmental agencies and other non-budgeted items at the Korshunov Mining Plant.

Provision for doubtful accounts increased by $4.6 million, from $(3.3) million in the year ended December 31, 2004, to $1.2 million in the year ended December 31, 2005, due to changes in our estimates of bad debts at the respective period ends.

General, administrative and other expenses increased by $17.0 million, or 22.8%, to $91.6 million in the year ended December 31, 2005, from $74.6 million in the year ended December 31, 2004, representing an increase as a percentage of segment revenues from 6.2% to 6.4%. Salaries and related social taxes increased by $13.2 million mainly due to indexation of salary rates to inflation at our production companies and also due to increases in management bonuses, social expenses (including pension) increased by $4.7 million due to the expansion in social activities of our production companies and increases in charity expenses and donations, and legal and consulting fees and insurance services increased by $4.0 million due to increases in consulting fees. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $2.5 million, and depreciation increased by $0.7 million due to the overall expansion of segment activities in 2005. Finally, additional expenses, including penalties for delays in the delivery of finished goods, security expenses, expenses related to acquiring equipment and other expenses, decreased by $8.0 million due to tighter control over administrative expenses resulting in a decrease in fines and penalties and security expenses.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased as a percentage of steel segment revenues from 7.3% in the year ended December 31, 2004, to 9.4% in the year ended December 31, 2005, primarily as a result of increases in transportation tariffs.

Taxes other than income tax includes property and land taxes, and other taxes. These amounted to $61.2 million in the year ended December 31, 2005, an increase of $19.0 million, or 45.1%, from $42.1 million in the year ended December 31, 2004. As a percentage of segment revenues, these taxes increased from 1.5% to 2.2%. Property and land taxes amounted to $29.2 million in the year ended December 31, 2005, an increase of $5.4 million, or 22.6%, from $23.8 million in the year ended December 31, 2004, due to an increase in the property tax base (as a result of putting into operation new fixed assets). In 2005, an additional tax charge of $10.0 million was recognized in certain of our subsidiaries as a result of tax audits of previous periods. The amounts claimed by tax authorities were mainly comprised of export VAT payable and related fines and penalties.

In December 2005, we decided to restructure the production process for each of Mechel Targoviste and Mechel Campia Turzii in order to increase their efficiency and profitability. As a result of this restructuring, certain production workshops of Mechel Targoviste and Mechel Campia Turzii were discontinued in early 2006, with some property, plant and equipment abandoned rather than disposed of by sale. As of December 31, 2005, the carrying value of the property, plant and equipment at these workshops was $12.7 million and was written off in the full amount (see also note 3(l) to our consolidated financial statements).

Provision for doubtful accounts increased  by $6.8 million from $(4.5) million in the year ended December 31, 2004, to $2.3 million in the year ended December 31, 2005, due to changes in our estimate of bad debts as of the respective period ends.

General, administrative and other expenses, which consisted of payroll and related social taxes, depreciation, rent and maintenance, legal and consulting expenses, office expenses and other expenses, increased by $13.7 million, or 8.9%, to $168.1 million in the year ended December 31, 2005, from $154.5 million in the year ended December 31, 2004, and increased as a percentage of segment revenues from 5.5% in the year ended December 31, 2004, to 6.1% in the year ended December 31, 2005. Payroll and related social taxes increased by $8.4 million mainly due to indexation of salary rates to inflation at our production companies and also due to increases in management bonuses. Social expenses (including pension) increased by $5.8 million due to the expansion in social activities of our production companies and increases in charity expenses and donations. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $1.3 million primarily due to tighter control over administrative expenses at our production companies. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services increased by $4.9 million, primarily due to an increase in consulting fees in 2005. Finally, additional expenses, including directors and officers insurance, penalties for delays in deliveries of finished goods, security expenses and other expenses decreased by $5.2 million due to tighter control over administrative expenses resulting in a decrease in fines and penalties and security expenses.

Operating income

Operating income decreased by $235.1 million, or 31.3%, to $515.7 million in the year ended December 31, 2005, from $750.5 million in the year ended December 31, 2004. Operating income as a percentage of consolidated revenues decreased  from 20.7% in the year ended December 31, 2004, to 13.6% in the year ended December 31, 2005, due to deterioration in the gross margin percentage, which occurred as a result of increased selling, distribution and operating expenses (including losses resulting from write-offs of property, plant and equipment related to Mechel Targoviste and Mechel Campia Turzii) compared to growth in consolidated revenues.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year ended December 31, 2005		Year ended December 31, 2004
Operating income by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment	401,252	28.0	384,053	32.0
Steel segment	114,475	4.1	366,754	12.9

Mining segment

Mining segment operating income in the year ended December 31, 2005, increased by $17.2 million, or 4.5%, to $401.3 million from $384.1 million in the year ended December 31, 2004. Operating margin percentage decreased  from 32.0% to 28.0% due to a decrease in segment gross profit margin and increases in general, administrative and other expenses.

Steel segment

Steel segment operating income in the year ended December 31, 2005, decreased by $252.2 million, or 65.7%, to $114.5 million from $366.8 million in the year ended December 31, 2004. Operating margin percentage decreased  from 12.9% to 4.1% due to a decrease in gross margin percentage, as well as the increase in selling, distribution and operating expenses (including losses resulting from write-offs of property, plant and equipment related to Mechel Targoviste and Mechel Campia Turzii).

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the year ended December 31, 2005 and 2004, including as a percentage of sales

	Year ended December 31, 2005		Year ended December 31, 2004
Other income and expense, net	Amount	% of revenues	Amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)
Income (loss) from equity investees	12,426	0.3	4,621	0.1
Interest income	10,049	0.3	2,375	0.1
Interest expense	(40,829)	(1.1)	(51,409)	(1.4)
Other income, net	65,920	1.7	836,817	23.0
Foreign exchange gain (loss)	(37,435)	(1.0)	1,884	0.1
Total	10,131	0.3	794,288	21.9

Most of the income from equity investees in the year ended December 31, 2004, related to Mechel Energy AG, and also included income from investees of Southern Kuzbass Coal Company. The income from equity investees in the year ended December 31, 2005, in the amount of $9.3 million related to Yakutugol, in which we acquired a 25% + 1 share in 2005.

Interest income increased by $7.7 million to $10.0 million in the year ended December 31, 2005, from $2.4 million in the year ended December 31, 2004. The increase was due to higher average cash balances held in short-term deposits with financial institutions during 2005, partly resulting from the cash received in the sale of our stake in MMK at the end of 2004. Interest expense decreased by $10.6 million, or 20.6%, to $40.8 million in the year ended December 31, 2005, from $51.4 million in the year ended December 31, 2004. The decrease was due to lower average loan balances of our companies in 2005 due to repayment of short-term loans and also due to an increase in interest expense capitalized in the cost of property, plant and equipment of $7.6 million.

In the year ended December 31, 2005, we recorded other income of $65.9 million, primarily consisting of gains related to the forgiveness of restructured tax liabilities in our Russian subsidiaries and accounts payable on expired contracts of $61.7 million. In 2004, other income had primarily consisted of a gain from the sale of our stake in MMK of $800.0 million.

In the year ended December 31, 2005, foreign exchange loss  was $37.3  million, as compared to a gain of $1.9 million in the year ended December 31, 2004. This foreign exchange loss is primarily attributed to losses from devaluation of our cash balances in euro accounts.

Income tax expense

Income tax expense decreased  by $39.1 million to $136.6 million in the year ended December 31, 2005, from $175.8 million in the year ended December 31, 2004, while our effective tax rate increased  to 26.0% from 11.4%. The increase  in the effective tax rate in 2005 is due primarily to the absence in our taxable income of the gain on the sale of our stake in MMK of $800.0 million that took place in 2004.

Minority interest

Minority interest in income of subsidiaries amounted to $6.9 million in the year ended December 31, 2005, compared to a minority interest in income of subsidiaries of $11.7 million in the year ended December 31, 2004. The minority interest in the income of our subsidiaries in 2005 consisted primarily of the share of minority shareholders in the net income of Korshunov Mining Plant of $2.7 million and of our coal companies of $8.2 million, which was partially offset by the share of minority shareholders in the net losses of Chelyabinsk Metallurgical Plant of $9.3 million.

Income from continuing operations

Income from continuing operations in the year ended December 31, 2005, was $382.3 million, compared to $1,357.6 million in the year ended December 31, 2004, as a result of the factors explained above.

Loss from discontinued operations

Loss from discontinued operations amounted to $1.1 million in the year ended December 31, 2005, compared to loss from discontinued operations of $15.2 million in the year ended December 31, 2004. In both periods it related to Mechel Zeljezara. Mechel Zeljezara performed its activities until August 2004 when we decided to terminate production; in 2005 no significant activities were performed by this company.

Net income

For the reasons set forth above, our net income decreased in the year ended December 31, 2005, by $961.5 million, or 71.6%, from $1,342.7 million in the year ended December 31, 2004, to $381.2 million in the year ended December 31, 2005.

Year ended December 31, 2004, compared to year ended December 31, 2003

Revenues

Consolidated revenues increased by $1,607.9 million, or 79.3%, to $3,636.0 million in the year ended December 31, 2004, from $2,028.1 million in the year ended December 31, 2003. The following table sets out revenues by segment.

	Year ended December 31,
Revenues by segment	2004	2003
	(in thousands of U.S. dollars, except percentages)
Mining segment
To third parties	878,417	413,943
To steel segment	322,992	185,813
Total	1,201,409	599,756
Steel segment
To third parties	2,757,538	1,614,108
To mining segment	74,651	42,250
Total	2,832,189	1,656,358
Eliminations	397,643	228,063
Consolidated revenues	3,635,955	2,028,051
% from mining segment	24.2%	20.4%
% from steel segment	75.8%	79.6%

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

Excluding intersegment sales, export sales were 67.1% of mining segment sales in the year ended December 31, 2004, compared to 45.1% in the year ended December 31, 2003. The increase in the proportion of our export sales was due to higher export prices in relation to domestic prices (the weighted average export price of our mining products increased by $19.4 per tonne, whereas the weighted average domestic price of our mining products increased by $14.0 per tonne), as well as increased export volume levels in response to the higher export prices.

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

Excluding intersegment sales, export sales were 51.0% of steel segment sales in the year ended December 31, 2004, compared to 44.4% in the year ended December 31, 2003. The increase in the proportion of our export sales was largely due to relatively higher growth in our export sales volumes compared to domestic sales volumes in 2004.

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

Mining segment

Mining segment cost of goods sold increased by $136.5 million, or 32.4%, to $557.3 million in the year ended December 31, 2004, from $420.7 million in the year ended December 31, 2003. Mining segment gross margin percentage increased from 29.9% in the year ended December 31, 2003, to 53.6% in the year ended December 31, 2004. The improvement in the mining segment’s gross margin was attributable to a substantial increase in the average sales price of coal and nickel, which increased by 77.6% and 44.4%, respectively.

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

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the year ended December 31, 2004 and 2003, including as a percentage of sales:

	Year ended December 31, 2004		Year ended December 31, 2003
Other income and expense, net	Amount	% of revenues	Amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)
Income (loss) from equity investees	4,621	0.1	1,221	0.1
Interest income	2,375	0.1	2,274	0.1
Interest expense	(51,409)	(1.4)	(48,516)	(2.4)
Other income, net	836,817	23.0	26,333	1.3
Foreign exchange gain (loss)	1,884	0.1	(2,867)	(0.1)
Total	794,288	21.9	(21,555)	(1.1)

The income from equity investees in the year ended December 31, 2003, was related to investees of Southern Kuzbass Coal Company. Most of the income from equity investees in the year ended December 31, 2004, related to Mechel Energy AG, and also included income from investees of Southern Kuzbass Coal Company.

Interest income increased by $0.1 million to $2.4 million in the year ended December 31, 2004, from $2.3 million in the year ended December 31, 2003. Our businesses earned interest income on the cash balances held with financial institutions. Interest expense increased by $2.9 million, or 6.0%, to $51.4 million in the year ended December 31, 2004, from $48.5 million in the year ended December 31, 2003. This increase related to an increase in short-term debt and long-term debt partly offset by a reduction in interest rates, as well as to interest expense on debt of acquired businesses of $0.9 million.

In the year ended December 31, 2004, we recorded other income of $836.8 million, primarily consisting of the following: net profit from the sale of our shareholding in MMK for $800.0 million, gains of $18.3 million from fines and penalties forgiven due to the timely payment of restructured prior period taxes and social charges (see note 14 to our consolidated financial statements), a loss of $2.0 million on the sale of promissory notes, a gain of $2.4 million from dividends received, and net gain of $18.1 million on other sales and other expenses.

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

Minority interest

Minority interest in income of subsidiaries amounted to $11.7 million in the year ended December 31, 2004, compared to a minority interest in losses of subsidiaries of $19.0 million in the year ended December 31, 2003. Minority interest in income of subsidiaries in the current period consisted primarily of the share of minority shareholders in the net income of Chelyabinsk Metallurgical Plant and our coal subsidiaries in the amount of $16.5 million, partly offset by the share of minority shareholders in the net losses of Beloretsk Metallurgical Plant, Mechel Targoviste, Campia Turzii and Izhstal. Minority interest in losses of subsidiaries in 2003 consisted primarily of the share of minority shareholders in the net losses of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Mechel Targoviste in the amount of $18.3 million.

Income from continuing operations

Income from continuing operations in the year ended December 31, 2004, was $1,357.6 million, compared to $147.3 million in the year ended December 31, 2003, as a result of the factors explained above.

Loss from discontinued operations

We recognized a loss of $5.8 million in 2003 as a result of discontinued operations and loss on disposal of our interests in Uglemetbank, a Russian bank providing banking services to our coal subsidiaries, and Belov Insurance Company, an insurance company providing life and property insurance to our coal subsidiaries, which we had committed to discontinue and sell as of December 31, 2002. Since we have started accounting for Mechel Zeljezara as discontinued operations, $3.4 million of loss was recognized as loss from discontinued operations in 2003 (see note 2(p) to our consolidated financial statements). Loss from discontinued operations incurred in 2004 was $15.2 million, all related to Mechel Zeljezara.

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

Changes in accounting principle

Upon adoption of SFAS No. 143 on January 1, 2003, we recorded approximately $3.8 million, including tax benefit, as a charge to cumulative effective changes in accounting principles. See note 20 to our consolidated financial statements.

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

•       Retirement of our short-term and portions of our long-term debt;

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

Our business is heavily dependent on plant and machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We expect our capital expenditures to increase significantly in the next few years. See “Item 4. Information on the Company—Capital Improvements Program” for the objectives of our capital expenditure program and its details. Over the next five years, i.e., through 2010, we expect our overall capital expenditures to total approximately $1.1 billion, approximately 52.9% of which will be in 2006-2007 and approximately 47.1% in 2008-2010. We plan to finance our capital expenditures out of our cash flows from operations and financing activities. Our failure to undertake planned expenditures on production facilities could adversely affect our ability to maintain and/or enhance our competitive position and develop higher margin products.

Our total outstanding debt as of December 31, 2005 and December 31, 2004 was $435.0 million and $565.0 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2005, we paid dividends in an amount equal to $194.2 million, which was approximately 14.5% of our annual net income in 2004, as determined under U.S. GAAP. In March 2006, we revised our dividend policy so that we expect to pay annual dividends equal at least 50% of our annual net income, as determined under U.S. GAAP. See “Item 8. Financial Information—Dividend Distribution Policy.”

Capital resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. Historically, our major sources of cash have been cash provided by operations and short-term debt. However, in the future we are planning to increase the use of long-term debt to finance our capital investment and acquisition projects. We do not depend on off-balance sheet financing arrangements.

Net cash provided by operating activities was $618.9 million, $296.1 million and $119.9 million in the years ended December 31, 2005, 2004 and 2003, respectively. The principal reason for the constant growth of net cash provided by operating activity is better management of working capital. The operating cash inflows are derived from payments received from sales of our mining and steel products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash used in investing activities was $994.7 million in the year ended December 31, 2005, net cash provided by investing activities was $455.7 million in the year ended December 31, 2004, and net cash used in investing activities was $210.3 million in the year ended December 31, 2003. Investing activities provided cash in 2004 due to the proceeds from the sale of our stake in MMK in the amount of $870.0 million; otherwise, substantially all of the cash used for investing activities in 2005, 2004 and 2003 related to the acquisition of businesses, mineral licenses and property, plant and equipment. Expenditures for the acquisition of businesses, equity method investments and minority interests in our subsidiaries amounted to $488.6 million, $90.7 million and $107.5 million in the years ended December 31, 2005, 2004 and 2003, respectively. The cash used by investing activities in 2005 included our $411.2 million investment in a 25% plus one share in Yakutugol. Capital expenditures have steadily increased and amounted to $520.6 million, $303.4 million and $116.9 million in the years ended December 31, 2005, 2004 and 2003, respectively.

Net cash used in financing activities was $306.9 million in the year ended December 31, 2005 and net cash provided by financing activities was $252.3 million and $103.1 million in the years ended December 31, 2004 and 2003, respectively. In general, we rely heavily on short term debt, receiving proceeds of $1.6 billion, $0.9 billion and $0.8 billion in 2005, 2004 and 2003, respectively. In the same years, we repaid short term debt in amounts of $1.7 billion, $0.9 billion and $0.7 billion, respectively. In 2005, financing activities used cash due to a higher level of repayments of short term debt as compared to the prior year, the payment of dividends in an amount of $194.2 million, and a lower level of proceeds from long term debt as compared to the prior year. In 2004 and 2003, we and our Russian subsidiaries issued long term ruble-denominated bonds, the proceeds of which were used to acquire property, plant and equipment and repay our short-term borrowings. In 2004, we also completed our initial public offering, the proceeds of which amounted to $213.4 million and were used to acquire property, plant and equipment and acquire businesses.

In March 2006, we announced our decision to place ruble-denominated bonds in an amount of up to10 billion rubles. We plan to use the funds from the bond placement to refinance our debt from previous bond issues and to finance our long term investment programs. The maturity will be five to seven years.

Liquidity

We had cash and cash equivalents of $311.8 million at December 31, 2005, and $1,024.8 million at December 31, 2004. Of these amounts, $271.4 million and $988.3 million was held in U.S. dollars, euros and other hard currencies and $40.4 million and $36.5 million was held in rubles and other currencies of the CIS and Eastern Europe, respectively.

As of December 31, 2005 and 2004, we had unused credit lines of approximately $182.5 million and $236.4 million, respectively, out of total available credit lines of $617.6 million and $801.3 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 9.94% and 9.86% at December 31, 2005, and 2004, respectively. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

The following table summarizes our liquidity as of December 31, 2005, and 2004.

Estimated Liquidity	December 31, 2005	December 31, 2004
	(in millions of U.S. dollars)
Cash and cash equivalents	311.8	1,024.8
Amounts available under credit facilities	182.5	236.4
Total estimated liquidity	494.3	1,261.2

We had a working capital of $390.2 million and $1,213.9 million as of December 31, 2005 and 2004, respectively. As of December 31, 2005, our working capital was lower as compared to December 31, 2004, primarily as a result of cash received from the sale of our stake in MMK at the end of 2004, which was spent on the acquisition of businesses, equity method investments and minority interests in our subsidiaries, as well as capital expenditures in 2005.

We believe that our working capital is sufficient for our present requirements. Future requirements for our business needs, including the funding of acquisitions and capital expenditures, debt service for outstanding financings, and any amounts that may ultimately be paid in connection with contingencies (including those described under “Item 8. Financial Information—Litigation”), are expected to be financed by a combination of internally generated funds (including non-core asset sales), borrowings and other external financing sources. However, our business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs. Moreover, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Russian and other financial markets, prevailing interest rates, our credit rating and the Russian government’s policies regarding ruble and foreign currency borrowings.

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

Contractual obligations and commercial commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2005.

		Payments due by period
Contractual Obligations and Commercial Commitments	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Short-Term Borrowings(1)	389,411	389,411	—	—	—
Long-Term Debt Obligations(1)	45,615	—	43,262	—	2,353
Operating Lease Obligations(2)	147,879	2,599	5,906	7,140	132,234
Purchase Obligations(3)	32,832	32,832	—	—	—
Restructured Taxes Payable(4)	41,614	7,748	28,538	5,328
Asset Retirement Obligations(5)	59,052	4,236	10,524	7,243	37,049
Pension and Post-retirement Benefits(6)	64,903	9,207	9,208	10,945	35,543
Short-term Finance Lease Obligations(7)	887	887
Long-term Finance Lease Obligations(7)	9,179	—	2,340	3,381	3,458
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(8)	503,457	283,349	220,108	—	—

(1)          Does not include interest. In 2005, our interest expense was $40.8 million and we paid out $43.4 million for interest, net of amounts capitalized.

(2)          See note 21 to our consolidated financial statements.

(3)          Accounts payable for capital expenditures.

(4)          Consists of Russian and Romanian restructured prior period taxes and social charges and related fines and penalties. This does not include $137.0 million in current period taxes and social contributions due as of December 31, 2005. See note 14 to our consolidated financial statements. This also does not include income taxes. In 2005, our income tax expense amounted to $136.6 million and we paid out $171.8 million in income taxes.

(5)          See note 15 to our consolidated financial statements.

(6)          See note 16 to our consolidated financial statements.

(7)          See note 17 to our consolidated financial statements.

(8)          See note 24 to our consolidated financial statements.

In the course of acquisition of our Romanian subsidiaries, we undertook certain commitments in respect of future capital expenditures connected with the development of production facilities and improvements in environmental compliance. For Mechel Targoviste, we committed to invest $21.1 million over a period of five years from the date of acquisition (August 2002). For Mechel Campia Turzii, we committed to invest $22.7 million over a period of five years from the date of acquisition (June 2003). As of December 31, 2005, the total of unfulfilled commitments was approximately $12.2 million. These investments are required to be made in annual installments from the dates of their respective acquisitions, and our investment commitments are secured by our shares in these subsidiaries. In addition, upon our acquisitions of Mechel Targoviste and Mechel Campia Turzii, as part of the purchase agreements, we committed to the Romanian government to invest $7.3 million and $4.6 million, respectively, into environmental protection and reclamation. Our environmental obligations per these privatization agreements as of December 31, 2005 were $1.1 million.

We have also guaranteed the fulfillment of obligations to third parties under various debt agreements. The maximum potential amount of future payment under these guarantees as of December 31, 2005 amounted to $448.7 million out of which $447.2 million related to guarantees given by us for our subsidiaries.

Inflation

Inflation in the Russian Federation was 12.0% in 2003, 11.7% in 2004 and 10.9% in 2005. With the exception of our coal operations in 2002, inflation has generally not had a material impact on our results of operations in recent years, primarily because producers in the market segments in which we compete are able to increase selling prices in line with increases in ruble-denominated costs.

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

Purchase price has been allocated to the fair value of net assets acquired. Purchase price in excess of the fair value of identified assets and liabilities acquired was capitalized as goodwill. The excess of the fair value of net assets acquired over cost is called negative goodwill, and was allocated to the acquired non-current assets, except for deferred taxes, if any, until they were reduced to zero. SFAS No. 142 prohibits the amortization of goodwill and negative goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

For the investees accounted for under the equity method, the excess of cost of the stock of those companies over the our share of fair value of their net assets as of the acquisition date is treated as goodwill embedded in the investment account. Goodwill arising from equity method investments is not amortized, but tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

As of December 31, 2005, 2004 and 2003, we reported goodwill of $39.6 million, $39.4 million and $5.4 million, respectively. During the years ended December 31, 2005, 2004 and 2003, we recognized goodwill impairments of $nil, $nil and $nil, respectively.

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

Because currently there is no history of subsoil licenses’ renewals, our existing mineral reserves rights and long-lived mining assets are being depleted/depreciated over the periods covered by existing licenses on the deposit-by-deposit basis using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period..

Management evaluates its estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2005, 2004 and 2003, the carrying amount of our mineral licenses amounted to $303.4 million, $166.5 million and $160.1 million, respectively.

Retirement benefit obligations

Our Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). Our contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280,000 rubles or approximately $10,000 translated at the exchange rate of the rubles to the U.S. dollar at December 31, 2005) to 2% (applied to the part of the annual gross salary above 600,000 rubles or approximately $21,000 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2005) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2005, 2004 and 2003 were $47.9 million, $39.5 million and $25.9 million, respectively.

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

Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria have not been met as the selling price is subject to adjustment based upon the market price when the customer receives the product. Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated income statement until the price becomes fixed and determinable, which typically occurs when the price is settled with the end-customer. In certain foreign jurisdictions (e.g., Switzerland), we generally retain title to the goods sold to the end-customers solely in order to ensure that the accounts receivable are protected. In such instances, all other sales recognition criteria are met, which allows us to recognize sales revenue in conformity with the underlying sales contracts. Sales are recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

We categorize revenues as follows:

•       Domestic;

•       Russia: sales of Russian production within Russia;

•       Other domestic: sales of non-Russian production within the country of production; and

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

The remaining useful economic lives of our property, plant and equipment are being revised on an annual basis.

Impairment of long-lived assets

We follow the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, with respect to impairment of goodwill. We review the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to assets retirement obligations (ARO)), and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by SFAS No. 144 and SFAS No. 142. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other factors), production levels, capital and reclamation costs, all based on the engineering life of mine plans. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

SFAS No. 142 prohibits the amortization of goodwill and negative goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. We determine fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). SFAS No. 142 requires companies to perform the impairment test at least annually.

If goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment. We did not have any impairment loss as a result of adopting SFAS No. 142 and perform the required impairment test.

We performed an impairment analysis of property, plant and equipment and mineral reserves at Southern Urals Nickel Plant (mining segment) and related goodwill originated from its acquisition as several impairment indicators existed as of December 31, 2004 and 2005, including operating losses and change in market environment. As a result of this analysis, we concluded that no impairment loss existed as of those dates.

In December 2005, we decided to restructure the production process in Mechel Targoviste and Mechel Campia Turzii (steel segment) in order to increase their efficiency and profitability. As a result of this restructuring certain production workshops of Mechel Targoviste and Mechel Campia Turzii will be closed and abandoned in early 2006 with property, plant and equipment being disposed of other than by sale. As of December 31, 2005, the carrying value of property, plant and equipment of these workshops was $5.8 million for Mechel Targoviste and $6.8 million for Mechel Campia Turzii and was written off in full amount. As of December 31, 2005, we reviewed the remaining property, plant and equipment of these Romanian subsidiaries for impairment. As a result of such impairment analysis, we did not consider the assets impaired.

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

We record liabilities for potential tax deficiencies. These liabilities are based on management’s judgment of the risk of loss. In the event that we were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made. See “Item 8. Financial Information—Litigation” for a description of certain tax-related contingencies.

Asset Retirement Obligations

Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation (ARO) as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Upon adoption of SFAS No. 143 on January 1, 2003, we recorded approximately $3.8 million, net of taxes, as a charge to cumulative effective changes in accounting principles. Application of this new accounting principle resulted in an increase in property, plant and equipment of $5.5 million and an asset retirement obligation liability of $9.3 million. The application of SFAS No. 143 reduced income from continuing operations by $2.6 million, net income by $6.4 million (after income taxes of $nil), or $0.02 per basic and diluted share, for the year ending December 31, 2003. The following table summarizes the balance sheet impact of our initial adoption of SFAS No. 143 as of January 1, 2002, computed on a pro forma basis as if the provisions of SFAS No. 143 had been applied during all periods affected:

	Balance at January 1, 2003	Pro forma Balance at January 1, 2002
	(in millions of U.S. dollars)
Asset retirement cost included in the related mining assets	7,966	4,093
Accumulated depreciation of capitalized asset retirement costs	(2,492)	(2,052)
Asset retirement cost, included in mining assets, net	5,474	2,041
Asset retirement obligation	9,262	4,290

We have numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general company resources at the time of removal. Our asset retirement obligations primarily relate to our mining and steel production facilities with related to landfills and dump areas and our mines. The following table presents the movements in ARO for the year ending December 31, 2005.

Asset retirement obligation	Year ended December 31, 2005
Balance at beginning of year	74,977
Liabilities incurred in the current period	—
Liabilities settled in the current period	(2,249)
Liabilities disposed of in the current period	(9,091)
Accretion expense	3,248
Revision in estimated cash flow	(4,501)
Translation and other	(3,332)
Balance at end of year	59,052

Recently Issued Accounting Pronouncements

Inventory costs

In December 2004, the FASB issued SFAS No. 151, “Inventory costs” (“SFAS No. 151”), which amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current period expenses. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We will apply the provisions of the Statement prospectively to inventory costs incurred on or after January 1, 2006. The adoption of this standard is not expected to have a material impact on our financial position and results of operations.

Share-based payment

In December 2004, the FASB issued revised SFAS No. 123R, “Share-based payment” (“SFAS No. 123R”). SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of this standard did not have a material impact on our financial position and results of operations.

Exchanges of non-monetary assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change. The adoption of SFAS No. 153 in 2005 did not have a material impact on our financial position and results of operations.

Accounting for conditional assets retirement obligations

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Assets Retirement Obligations” (“FIN 47”), that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. The Interpretation is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 is not expected to have a material impact on our financial position and results of operations.

Accounting for stripping costs incurred during production in the mining industry

On March 17, 2005, the EITF issued Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-6”). EITF 04-6 provides that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The adoption of EITF 04-6 is not expected to have a material impact on our financial position and results of operations.

Accounting for preexisting relationships between the parties to a business combination

In October 2004, the FASB ratified the consensus reached by the EITF on Issue 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination” (“EITF 04-1”). EITF 04-1 requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. EITF 04-1 is effective prospectively for business combinations consummated in reporting periods beginning after October 13, 2004. The adoption of EITF 04-1 in 2005 did not have a material impact on our financial position and results of operations.

Mining assets: impairment and business combinations

In March 2004, the EITF reached consensus on Issue 04-3, “Mining Assets: Impairment and Business Combinations” (“EITF 04-3”). EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. We currently assess impairment on the projected mine life of each project utilizing existing technology. The adoption of EITF 04-3 in 2005 did not have a material impact on our financial position and results of operations.

Accounting for the impairment or disposal of long-lived assets

In November 2004, the EITF reached a final consensus on EITF No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations” (“EITF 03-13”). EITF 03-13 addresses the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and whether the selling entity will have significant continuing involvement in the operations of the disposed entity. The consensus should be applied to a component that is either disposed of or classified as held for sale in periods beginning after December 15, 2004. The adoption of EITF 03-13 in 2005 did not have a material impact on our financial position and results of operations.

Accounting and reporting of a change in accounting principle

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections—A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”), which changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. FAS 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. We will begin applying the provisions of this statement in 2006. The adoption of SFAS No.154 is not expected to have a material impact on our financial position and results of operations.

Accounting for purchases and sales of inventory with the same counterparty

In September 2005, EITF reached consensus on Issue No. 04-13 “Accounting for purchases and sales of inventory with the same counterparty” (“EITF 04-13”). EITF 04-13 relates to defining the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction; and defining whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective prospectively for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. We will begin applying the provisions of this statement in 2006. The adoption of EITF 04-13 is not expected to have a material impact on our financial position and results of operations.

Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS 156 “Accounting for servicing of financial assets—An amendment of FASB Statement No. 140 (SFAS 156), which changes the requirements of accounting for servicing of financial assets. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. In addition, all separately recognized servicing assets and servicing liabilities are to be initially measured at fair value. SFAS No. 156 is effective as of beginning of the first fiscal year that begins after September 15, 2006. We will begin applying the provisions of this statement in 2007. The adoption of SFAS No. 156 is not expected to have a material impact on our financial position and results of operation.

Trend Information

Coal industry

The Asian countries are among the world’s major net importers of sea-borne steam and coking coal. During 2005, their demand for coking coal was generally satisfied, and during the second half of the year the spot prices for coal decreased when the bottlenecks in Australia and South Africa (railway restrictions and loading capacities) were successfully overcome; today there is no deficit for coal on the international markets. Announced plans for supply increases in Australia are expected to match the expected longer-term increases in demand from Brazil and India. That projected balance makes forecasts for coking coal prices relatively stable. Coking coal prices are dependent on the situation in the steel industry, and we think they are likely to remain high in 2006, because of growing worldwide steel production, mostly in Asia. The steam coal market is driven by non-steel related factors, and we expect prices to decrease slightly in the near future due to the growth of world’s steam coal production capacities, before correcting upwards in 2008, when we expect increased demand will be driven by growth from power and industrial users, price growth for oil and gas and restocking. In terms of energy coal, we expect prices to decrease over the next two years before increasing again in 2008. Coke supply remains abundant due to high volumes of production in China, as well as reduced steelmaking activity in Europe, which makes the outlook for coking coal prices weak for the foreseeable future.

Iron ore industry

The iron ore market is currently characterized by high demand from Asia and supply and transportation constraints. Capacity expansions are primarily targeted to meeting the demand increase, generated primarily in China. The outlook for the rest of 2006 and beyond will depend on supply and demand balance in the industry, but we do not anticipate that the increase in iron ore production will be such as to shift this balance significantly in the near term. We think that prices worldwide for iron ore will increase due to continuous growth of demand in China, despite of the attempts of the Chinese government to reduce steel production capacities. Moreover, Japanese steelmakers have already accepted a price increase for their 2006 fiscal year, which runs from April 1 to March 31. We believe that prices for iron ore will remain at high levels until 2008, when the world’s three major producers, CVRD, Rio Tinto Group and BHP Billiton, which together control 70% of worldwide iron ore supplies, are planning to finish capacity expansion programs.

Nickel industry

Nickel prices have increased since 2001. We believe this increase is due primarily to the rapid growth in value of stainless steel and the difficulty in expanding nickel extraction capabilities. Nickel prices also were driven upwards by strikes at the mines of two of the world’s major producers (Inco and Falconbridge), speculative trading at LME and a decrease in nickel storage stock. We believe that in 2006, nickel supply will increase as more nickel mines become operational, and the demand will decrease due to a slowdown in the world economy and the active use of substitutes (mostly chrome and manganese), including a reduced demand in China, where production of stainless steel is near planned capacity. We believe that the combination of these factors will lead to a decrease in nickel prices, which we project to be in the range of $12.5-$13 thousand per tonne for 2006, a decrease of 15%-17% from 2005.

Steel industry

We expect the Russian steel industry to continue to benefit from both domestic and global demand for steel. In 2005, domestic consumption of steel products rose 10.6% year-on-year and we expect domestic consumption to continue to grow, with engineering and construction being the main drivers of domestic demand for metal products. The construction industry, in particular, is the most dynamically developing sector, with a projected annual growth rate of approximately 6.7% in 2006.

The global demand for steel for the last ten years has been increasing by 5% per annum, and is expected to remain relatively strong in the near term, despite a decrease in Chinese demand. More control over production capacity in China has already caused supplies to decrease and helped to increase steel products prices on the Asian markets. During the period of low steel prices, many producers reduced their outputs, which resulted in reductions in steel inventory levels. These reductions may support steel prices in the near term, although likely not at the levels recently seen. The extent to which this happens will depend on a number of factors, including primarily the sustainability of Asian demand in the face of a slowdown in China and the extent and pace of economic growth in Europe and the United States.

Steel prices remained strong through 2004, with the market beginning to deteriorate after peaking during the first quarter of 2005 and declining through the second quarter. Prices for steel products were weak in the second half of 2005. By the end of the year, the decrease in world steel production outside China led to a slight deficit of steel on the global markets, which resulted in a stabilizing of prices at the end of 2005. In 2006, world steel production is expected to grow by 5%, while the consumption growth is predicted to grow only 4%, a combination that should lead to a continued weakening of steel prices throughout 2006. We expect steel prices in Russia to generally track international prices.

Sales

We expect our mining segment sales to increase as we continue production increases. We expect that our coking coal sales will trend towards a split between internal consumption and third-party sales, depending on sales in the domestic market and export trade. We also expect to increase our export sales of steam coal, given the significant price differential which currently exists with the domestic market. Due to our construction of a sinter plant at Chelyabinsk Metallurgical Plant and the high prices for domestic sales of iron ore concentrate, we expect that our export of iron ore concentrate will decrease, and most of our iron ore concentrate production will be supplied to the sinter plant at Chelyabinsk Metallurgical Plant. We believe that this expected increase in our mining segment may help to counter-balance the expected downturn in steel prices. Overall, our steel segment, in the context of declining steel prices and minor increases, if any, in our steel production, we expect our steel segment sales to decline.

Inventory

Overall, our inventory was $546.6 million at December 31, 2005, as compared to $568.5 million at December 31, 2004. The slight decrease is mainly explained by the decrease of steel segment stock due to the decrease of cost of production in the fourth quarter of 2005 due to a decrease in raw materials costs (mainly coal and iron ore).

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

Within our mining segment, we expect our coal costs per tonne to increase gradually as a result of increasing payroll and materials costs, while nickel costs per tonne should remain relatively stable in 2006. We expect our iron ore costs per tonne to remain relatively stable in 2006.

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

Item 6.   Directors, Senior Management and Employees

Directors and Executive Officers

Our directors and executive officers include:

Name	Year of Birth	Position
Igor V. Zyuzin(1)	1960	Chairman
Vladimir F. Iorich(1)(2)	1958	Director and Chief Executive Officer
Alexey G. Ivanushkin(2)	1962	Director and Chief Operating Officer
Sir Andrew M. Wood(3)(4)	1940	Director
Roger I. Gale(3)	1952	Director
A. David Johnson(3)	1937	Director
Serafim V. Kolpakov	1933	Director
Alexander E. Yevtushenko	1947	Director
Valentin V. Proskurnya	1945	Director
Alex Polevoy	1973	Chief Financial Officer
Vladimir I. Tytsky	1950	Senior Vice President—Strategy and Integration
Vladimir A. Polin	1962	Senior Vice President—Production
Boris G. Nikishichev	1946	Senior Vice President—Mining
Andrey Parkhomchouk	1972	Senior Vice President—Sales and Procurement

(1)          Party to the Ownership, Control and Voting Agreement dated August 1, 1995. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are controlled by two shareholders who run our business collectively and whose interests could conflict with those of the holders of our securities.”

(2)          Mr. Ivanushkin will assume the title of Chief Executive Officer when Mr. Iorich will have disposed of his stake in Mechel and stepped down as our Chief Executive Officer.

(3)          Member of the Audit Committee of the Board of Directors.

(4)   Sir Andrew has informed us that he does not intend to continue serving on our board of director after his current term expires in June 2006.

Igor V. Zyuzin has been the Chairman of our Board of Directors since March 2003, when Mechel was organized. Mr. Zyuzin also serves as the Chairman of the Board of Directors of our Southern Kuzbass Coal Company, a position he has held since May 1999. From 1997 to 1999, Mr. Zyuzin was the Chairman of the Board of Directors of Mezhdurechensk Coal Company, which was merged into Southern Kuzbass Coal Company, and a member of the Board of Directors of Kuzbass Central Processing Plant. Mr. Zyuzin has over 16 years of experience in the coal mining industry and holds a degree in coal mining from Tula Polytechnic Institute. Mr. Zyuzin also has a degree in coal mining engineering economics. Mr. Zyuzin beneficially owns 52.2% of our common shares.

Vladimir F. Iorich has been our Chief Executive Officer since January 2004 and member of our Board of Directors since March 2003. From 1995 through 2004, Mr. Iorich has served as the President of Mechel Trading AG, overseeing our export sales and financing. From 2001 to 2004, he served as a member of the Board of Directors of MMK, a major Russian steel producer. Mr. Iorich has over 23 years of engineering, marketing and management experience in the coal mining industry, and holds a degree in engineering and economics from Kuzbass Technical University. From 1995 through 2004, Mr. Iorich was the Director of Conares Holding AG. Mr. Iorich beneficially owns 20.8% of our common shares.

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

Sir Andrew M. Wood has been a member of our Board of Directors since October 2004. He is also currently Chairman of the Board of the Russo-British Chamber of Commerce, a Director of the Foreign and Colonial Investment Trust, and a Director of The PBN Company. Sir Andrew retired from the British Diplomatic Service in 2000 after serving as Ambassador to Moscow from 1995 to 2000 and Ambassador to Belgrade from 1985 to 1989. This latest posting in Moscow was the third of his postings to Russia’s capital, where he began his diplomatic career in 1964. He also twice served in the British Embassies in both Washington, DC, and Belgrade. Sir Andrew has acted as adviser to the British Prime Minister, Tony Blair, on Russian investment issues and has worked with a number of multinationals at the CEO and board level, including BP, GlaxoSmithKline, Diageo and Renaissance Capital. He is a member of the Advisory Council of the British Consultants and Construction Bureau, and has worked closely with the Confederation of British Industry on Russia-related matters. Sir Andrew received his B.A. and M.A. from King’s College, Cambridge.

Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale is currently Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a communications service provider. He is also a founder and director of Starnorth Limited, a communications and media consultancy. From 1999 to 2001, he was Chairman and co-founder of End2End Wireless Limited, a wireless access services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation, or IFC, including as the Chief of IFC’s Resident Mission to the Russian Federation from 1991 to 1996. Mr. Gale also worked for the Asian Development Bank for nine years, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a Higher National Diploma from The Royal Agricultural College and holds a Master of Economics from the University of New England.

A. David Johnson has been a member of our Board of Directors since October 2004. Mr. Johnson is currently Chairman of the Board of Directors of Joy Mining Machinery UK Ltd., a leading global supplier of underground mining systems and services, a position he has held since 2002. From 1990 to 2002, Mr. Johnson was Managing Director of Joy Mining Machinery UK Ltd. From 1986 to 1990, Mr. Johnson was the Managing Director of Dosco Overseas Engineering, a UK-based mining equipment manufacturer, where he began as a mining engineer in 1960. He also worked at the UK National Coal Board from 1953 to 1960. Mr. Johnson is Joy Mining Machinery’s representative on both the Coal Industry Advisory Board and the World Coal Institute. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the UK Mining Qualifications Board Certificate in 1958.

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

Alexander E. Yevtushenko has been a member of our Board of Directors since June 2004. From 2001 to 2004, Dr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of Inter-State Eurasian Association of Coal and Metals. From 1992 to 1999, Dr. Yevtushenko was First Deputy Fuels and Energy Minister of the Russian Federation. From 1973 to 1991 he worked in various positions, including as General Director at Raspadskaya Mine in Kuzbass, one of the Soviet Union’s largest coal mines. Dr. Yevtushenko graduated from the Siberian Metallurgical Institute with a degree in mining engineering. He is a Doctor of Engineering and a member of Academy of Mining Sciences of Russia. Dr. Yevtushenko is the author of more than 50 scientific publications, including “Mineral Resources of the Coal Industry of Russia,” a study for which he was awarded the 2002 Science and Technology Prize of the Russian government. He has received a number of government awards, including the title of Honorable Miner of the Russian Federation in 1997.

Valentin V. Proskurnya has been a member of our Board of Directors since March 2003. Prior to April 2005, Mr. Proskurnya served as a member of the Board of Directors of MMK, a major Russian steel producer. Mr. Proskurnya also serves as a member of the Board of Directors of our subsidiaries Chelyabinsk Metallurgical Plant and Southern Kuzbass Coal Company. From March 2002 until March 2003, Mr. Proskurnya served as the Deputy General Director of Mechel Trading House, and was its General Director from January 2001 to March 2002. From 1998 to 2001, Mr. Proskurnya served as the First Deputy Director of our Southern Kuzbass Coal Company, in charge of economic and financial analysis. Mr. Proskurnya has over 37 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economics from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the “Miner’s Glory” order by the Russian government. In addition, in 1996, the Russian government awarded him the title of Honorable Economist of the Russian Federation.

Alex Polevoy has been our Chief Financial Officer since October 2005. From 2004 to August 2005, Mr. Polevoy served as the Director of the Corporate Audit Department of TNK-BP Management, a holding company for oil-related companies. From 2001 to 2004, he held the position of Head of Monitoring and Control Group of TNK-BP Management. Mr. Polevoy graduated from Northern Alberta Institute, Canada, with a degree in management and accounting.

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

Andrey Parkhomchouk has been our Senior Vice President—Sales and Procurement since January 2006. From June 2004 to January 2006, Mr. Parkhomchouk was the Director of our Department of Steel Products Sales and Procurement. From June 2003 to June 2004, Mr. Parkhomchouk was the Deputy Director for Sales in Mechel Trading House. From December 2001 to June 2003, Mr. Parkhomchouk headed the Beloretsk branch of Mechel Trading House and hardware department of Mechel Trading House. From 1999 to 2001, Mr. Parkhomchouk worked in sales in certain of our other companies, including positions in the marketing department of Chelyabinsk Metallurgical Plant. Mr. Parkhomchouk graduated from the Chelyabinsk State Technical University with a degree in engineering. Mr. Parkhomchouk also holds an MBA from the Higher School of Business of the Moscow State University.

All of our directors were elected on June 28, 2005 , and their terms expire on the date of our next annual shareholders’ meeting, which will take place on or prior to June 30, 2006. The business address for all our directors and executive officers is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation.

Compensation

Our directors and executive officers were paid an aggregate of $5.0 million for services in all capacities provided to us during 2005. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2005, was $0.03 million. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Directors are elected for one-year terms and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, five of whom are independent. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders” for more information regarding the competence of our shareholders’ meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

Audit Committee

Our audit committee consists of Roger Gale, Sir Andrew Wood and David Johnson, each of whom is a non-management member. Our audit committee operates pursuant to a bylaw, which is available at

www.mechel.com. The purpose of this committee is to assist the Board with its oversight responsibilities regarding:

•       the quality and integrity of our financial statements;

•       our compliance with legal and regulatory requirements;

•       the independent auditor’s qualifications and independence; and

•       the performance of our internal audit function and independent auditor.

Review Commission

The review commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our review commission are nominated and elected by our shareholders for a term of one year. A director may not simultaneously be a member of the review commission. Our review commission currently has three members: Dmitry Kletsky, Lyudmila Radishevskaya and Eleonora Zolotareva. The powers and duties of our review commission were determined by regulations approved by our shareholders’ meeting.

Corporate Governance Principles

Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the FSFM and supplement the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders’ rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continue to adapt our corporate governance principles to best-practice developments. Our corporate governance principles are reflected in our corporate documents, such as:

•  the Charter;

•  the Bylaw on the Board of Directors;

•  the Bylaw on the General Meeting of Shareholders;

•  the Bylaw on the General Director;

•  the Bylaw on the Audit Committee of the Board of Directors;

•  the Code of Business Conduct and Ethics; and

•  the Bylaw on the Prohibition and Prevention of Insider Trading.

These documents are available at www.mechel.com.

We also comply with applicable corporate governance requirements of the NYSE. The NYSE permits listed companies that are foreign private issuers, such as Mechel, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. In addition, we have voluntarily complied with certain other requirements applicable to U.S. companies under NYSE listing standard 303A. A summary description of NYSE listing standard 303A showing our compliance therewith and/or the alternative corporate governance practices followed by us is available at www.mechel.com.

Employees

At December 31, 2005, we employed approximately 78,426 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	23,710	89%
Southern Kuzbass Coal Company	Russia	Coal	12,928	88%
Izhstal	Russia	Steel	10,043	95%
Beloretsk Metallurgical Plant	Russia	Steel	8,065	96%
Mechel Campia Turzii	Romania	Steel	5,024	95%
Mechel Targoviste	Romania	Steel	4,676	96%
Southern Urals Nickel Plant	Russia	Nickel	4,327	91%
Korshunov Mining Plant	Russia	Iron Ore	4,308	93%
Urals Stampings Plant	Russia	Steel	2,957	96%
Vyartsilya Metal Products Plant	Russia	Steel	471	0%
Mechel Nemunas	Lithuania	Steel	375	0%
Port Posiet	Russia	Shipping	337	97%
Mechel Trading House	Russia	Sales and Distribution	310	0%
Mechel	Russia	Corporate	220	0%
Mechel-Service	Russia	Sales and Distribution	199	0%
Mechel International Holdings and subsidiaries	Switzerland	Sales and Distribution	66	0%
Other	Russia, CIS	Coal, Steel	410	0%
Total			78,426	88%

Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant and Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia, employees of Urals Stamping Plant are members of Russian Trade Union of Machinists, and employees of Southern Kuzbass Coal Company are members of Russian Independent Trade Union of Coal Industry Workers and of Russian Independent Trade Union of Miners. Employees of Port Posiet are members of Russian Independent Trade Union of Dockers. Employees of Mechel Targoviste are members of Independent Trade Union of Mechel Targoviste.

We consider our relationship with our employees to be good.

Management Share Bonus and Share Option Plans

We are considering establishing a share bonus plan and/or share option plan for officers and key employees. If we establish such plans, we will set aside treasury shares in an amount not exceeding 2% of our outstanding common shares. The common shares to be delivered under these plans are currently owned by our wholly-owned subsidiary, Mechel International Holdings. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.                          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding the beneficial ownership of our shares as of May 18, 2006, based on our share register and certain additional information provided by our major shareholders:

Name of Beneficial Owner	Number of Shares	%
Igor V. Zyuzin(1)	217,350,062	52.2%
Vladimir F. Iorich(2)	86,451,007	20.8%
Mechel International Holdings AG(3)	12,996,208	3.1%
Free float(4)(5)	99,473,468	23.9%
Total	416,270,745	100.00%

(1)          Mr. Zyuzin is Chairman of our Board of Directors. See “Item 6—Directors, Senior Management and Employees—Directors and Executive Officers.” His business address is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Of the shares beneficially owned by Mr. Zyuzin, 50,926,280.5 shares are held through Conares Holding AG, a company he owns on an equal basis with Mr. Iorich. Mr. Zyuzin is a party to the Ownership, Control and Voting Agreement dated August 1, 1995. Mr. Zyuzin’s ownership includes 41,585,892 shares (including in the form of GDSs) owned by Calridge Limited, a company wholly owned by Mr. Zyuzin. Calridge Limited has pledged 20,454,545 shares in the form of GDSs to UBS AG (London Branch) in connection with its Mandatory Exchangeable Notes due 2009, and has transferred 14,161,347 of these shares in the form of GDSs to UBS Limited pursuant to a Stock Lending Agreement.

(2)          Mr. Iorich is our Chief Executive Officer and a member of our board of directors. See “Item 6—Directors, Senior Management and Employees—Directors and Executive Officers.” His business address is Krasnopresnenskaya Naberezhnaya 12, Moscow 123610, Russian Federation. Of the shares beneficially owned by Mr. Iorich, 50,926,280.5 shares are held through Conares Holding AG, a company he owns on an equal basis with Mr. Zyuzin. Mr. Iorich is a party to the Ownership, Control and Voting Agreement dated August 1, 1995.

(3)          Mechel International Holdings is wholly-owned by us. In our U.S. GAAP consolidated financial statements, these shares are considered treasury shares.

(4)          We believe our directors and executive officers as a group, other than Messrs. Zyuzin and Iorich, own less than 1% of our shares.

(5)          Includes shares underlying our ADSs and GDSs. As of May 18, 2006, 28,733,201 ADSs and 3,137,933 GDSs were outstanding.

None of our shareholders have voting rights different from any other holders of our shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control other than as described below. In February 2006, Messrs. Zyuzin and Iorich reached an agreement pursuant to which Mr. Zyuzin will purchase Mr. Iorich’s entire stake in Mechel over the course of a year. In March-May 2006, Mr. Zyuzin purchased a portion of Mr. Iorich’s stake, resulting in his stake in Mechel increasing to 52.2% and Mr. Iorich’s stake decreasing to 20.8%. Prior to this transaction, Messrs. Zyuzin and Iorich had held equal stakes of 42.2%. Mr. Zyuzin intends to retain at least a 51% stake in Mechel after the completion of the purchase of Mr. Iorich’s remaining stake.

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

See also “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are controlled by two shareholders who run our business collectively and whose interests could conflict with those of the holders of our securities.”

Related Party Transactions

See note 9 to our consolidated financial statements.

Item 8.                          Financial Information

See “Item 18. Financial Statements”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

During the course of its liquidation, Mechel Zeljezara was exposed to potential tax claims. These tax claims resulted from the free transfer of its assets to the Croatian Privatization Fund. We estimate that the potential claims will not exceed $10.9 million and $14.0 million with respect to income tax and value added tax, respectively. We have not accrued for these amounts in our consolidated financial statements as of December 31, 2005.

Korshunov Mining Plant is currently contesting in court $8.6 million in tax claims related to mineral extraction tax for 2005. With respect to $1.9 million of these claims (relating to periods January-March 2005), in May 2006 the court ruled in favor of the tax authorities. It is highly probable that the court will rule in favor of the tax authorities with respect to the remaining claims of $6.9 million. We intend to contest the May 2006 decision (as well as similar decisions in the future) by appealing to higher courts. Tax authorities may also claim additional severance tax in the amount of $5.5 million in connection with their audits of 2002-2004 tax years, which are now proceeding. We have not accrued for these amounts in our consolidated financial statements as of December 31, 2005.

In April 2006, we became aware of unasserted claims related to our Chelyabinsk Metallurgical Plant’s non-compliance with certain pollution norms. While we have not been provided with any official information, we believe that a loss contingency is possible, but not probable. At present the risk cannot be reliably measured, but if the claims are issued, the amounts of fines and penalties may be significant. We have not accrued for this risk in our consolidated financial statements as of December 31, 2005.

See note 24(b) and (d) to our consolidated financial statements for more details.

Dividend Distribution Policy

As announced in March 2006, our dividend policy is to declare and pay an annual dividend equal to at least 50% of our annual net income, as determined under U.S. GAAP, subject to any applicable Russian legal restrictions. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends.”

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

For a further description, please refer to “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends.”

We anticipate that any dividends we may pay in the future on the common shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar.

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2005.

Item 9.                          The Offer and Listing

Our ADSs have been listed on the New York Stock Exchange under the symbol “MTL” since October 2004. Our common shares have listed on the RTS under the symbol “MTLR” since July 2004.

The following table sets forth the high and low closing prices per ADS and common share for (i) the most recent six months, (ii) the most recent seven quarters and (iii) the two most recent years.

	ADSs		Common Shares
	High	Low	High	Low
April 2006	$27.84	$25.61	$9.20	$8.50
March 2006	$28.23	$23.86	$9.30	$8.40
February 2006	$30.95	$28.19	$10.20	$9.65
January 2006	$29.00	$24.98	$9.55	$8.45
December 2005	$29.60	$23.47	$9.72	$7.75
November 2005	$30.80	$26.35	$9.90	$8.97
First Quarter 2006	$30.95	$23.86	$10.20	$8.40
Fourth Quarter 2005	$34.88	$23.47	$9.90	$7.75
Third Quarter 2005	$36.51	$24.89	$10.97	$8.25
Second Quarter 2005	$33.70	$24.03	$11.20	$8.25
First Quarter 2005	$32.10	$21.05	$11.15	$7.90
Fourth Quarter 2004	$22.45	$15.79	$17.00	$2.85
Third Quarter 2004	—	—	$3.80	$1.40
2005	$36.51	$21.05	$11.20	$7.75
2004	$22.45	$15.79	$17.00	$1.40

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

Description of Capital Stock

General

Pursuant to our charter, as amended, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 416,270,745 common shares, each with a nominal value of 10 rubles, all of which are fully paid, issued and outstanding. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. No preferred shares are authorized or outstanding. Preferred shares may only be issued if amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. The Joint Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors, provided that such disposals are not major or interested party transactions. Mechel International Holdings, a wholly-owned subsidiary, owns 3.2% of our common shares. In our U.S. GAAP consolidated financial statements included elsewhere in this document, these shares are considered treasury shares (i.e., they are considered not outstanding).

Currently, we have fewer than 1,000 holders of voting shares, which determines the applicability of certain provisions of the Joint Stock Companies Law, as described below. The depositary is considered under Russian law as the single holder of all of the shares underlying our ADSs.

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

•       receive dividends;

•       participate in shareholders’ meetings and vote on all matters of shareholders’ competence;

•       transfer voting rights to its representative on the basis of a power of attorney;

•       participate in the election and dismissal of members of the board of directors and the review commission;

•       if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals to the agenda of the annual shareholders’ meeting and nominate candidates to the board of directors, review commission and counting commission;

•       if holding, alone or with other holders, 10% or more of the voting stock, demand from the board of directors the calling of an extraordinary shareholders’ meeting or an unscheduled audit by the review commission or an independent auditor;

•       demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•        reorganization;

•        conclusion of a major transaction, as defined under Russian law; and

•        amendment of our charter that restricts the holder’s rights

•       upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•       have access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents and minutes of the management board meetings; and

•       exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meetings approved in accordance with its competence.

Preemptive rights

The Joint Stock Companies Law and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares during an open subscription in an amount proportionate to their existing shareholding. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

Dividends

The Joint Stock Companies Law and our charter set forth the procedure for determining the quarterly and annual dividends that we distribute to our shareholders. Dividends are recommended to a shareholders’ meeting by the board of directors, and approved by the shareholders’ meeting by a majority vote. A decision on quarterly dividends must be taken within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders’ meeting. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “—General Meetings of Shareholders—Notice and Participation.” Dividends are not paid on treasury shares.

The Joint Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•       the charter capital of the company has been paid in full;

•       the value of the company’s net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company;

•       the company has repurchased all shares from shareholders having the right to demand repurchase; and

•       the company is not, and would not become, insolvent as the result of the proposed dividend payment.

Distributions to shareholders on liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint Stock Companies Law and our charter allows us to be liquidated:

•       by a three-quarters majority vote of a shareholders’ meeting; or

•       by a court order.

Following a decision to liquidate the company, the right to manage our affairs would pass to the liquidation commission which, in the case of voluntary liquidation, is appointed by a shareholders’ meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which may not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code gives creditors the following order of priority during liquidation:

(1)         individuals owed compensation for injuries or deaths;

(2)         employees;

(3)         federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and

(4)         other creditors in accordance with Russian legislation.

Claims of creditors in obligations secured by a pledge of the company’s property (“secured claims”) are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for the creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company’s property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

The Federal Law on Insolvency (Bankruptcy), however, provides for a different order of priority for creditors’ claims in the event of bankruptcy. The remaining assets of a company are distributed among shareholders in the following order of priority:

•       payments to repurchase shares from shareholders having the right to demand repurchase;

•       payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company’s charter, if any; and

•       payments to holders of common and preferred shares.

Liability of shareholders

The Civil Code and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is called an “effective parent.” The entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

•       the effective parent gives binding instructions to the effective subsidiary.

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, a shareholder will not be personally liable for our debts or those of our effective subsidiaries unless such shareholder controls our business and the conditions set forth above are met.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the fault of an effective parent only when the effective parent has used the right to give binding instructions, knowing that the consequence of carrying out this action would be insolvency of this effective subsidiary. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Share capital increase

We may increase our charter capital by

•       issuing new shares, or

•       increasing the nominal value of already issued shares using the company’s net income.

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three quarters majority vote of a shareholders’ meeting. A decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders’ meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders’ meeting.

The Joint Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value, except in limited circumstances where (1) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an independent appraiser.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require

•       prior registration of a share issuance with the FSFM;

•       public disclosure of information relating to the share issuance; and

•       following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Capital decrease; share buy-backs

The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or receipt of our notice, repayment of all amounts due to them, as well as compensation for damages.

The Joint Stock Companies Law allows our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. Repurchased shares do not bear voting rights.

The Joint Stock Companies Law allows us to repurchase our shares only if, at the time of repurchase:

•       our charter capital is paid in full;

•       we are not and would not become, insolvent as a result of the repurchase;

•       the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

•       we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below.

The Joint Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•       reorganization;

•       conclusion of a major transaction, as defined under Russian law; or

•       amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders’ rights.

We may spend up to 10% of our net assets calculated under Russian accounting standards on the date of the adoption of the decision which gives rise for a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

Registration and transfer of shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Open Joint Stock Company “NIKoil” currently maintains our shareholder register. In March 2006, our Board of Directors decided to transfer our shareholder register from NIKoil to Open Joint Stock Company “Regional Independent Registrar,” which will become effective in July 2006.

The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed except in certain instances provided for by Russian legislation, and may be challenged in court.

Reserve fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company’s losses, redeem the company’s bonds and repurchase the company’s shares in cases when other funds are not available. Our charter provides for a reserve fund of 5% of our charter capital, funded through mandatory annual transfers of at least 5% of our statutory net profits until the reserve fund has reached the 5% requirement.

General Meetings of Shareholders

Procedure

The powers of a shareholders’ meeting are set forth in the Joint Stock Companies Law and in our charter. A shareholders’ meeting may not decide issues that are not included in the list of its competence by the Joint Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

•       charter amendments;

•       reorganization or liquidation;

•       election and early removal of the members of the board of directors;

•       determination of the number, nominal value and type of authorized shares and rights granted by such shares;

•       changes in the company’s charter capital;

•       appointment and early removal of the members of our review commission and counting commission;

•       approval of our external auditor;

•       approval of certain interested party transactions and major transactions;

•       distribution of profits and losses, including approval of dividends;

•       decision on our participation in holding companies, commercial or industrial groups, or other associations of commercial entities;

•       redemption by the company of issued shares in cases provided for by the Joint Stock Companies Law;

•       approval of certain internal documents regulating the activity of our governing bodies; and

•       other issues, as provided for the by the Joint Stock Companies Law and our charter.

Voting at a shareholders’ meeting is generally on the principle of one vote per common share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting stock present at a shareholders’ meeting. However, Russian law requires a three-quarters majority vote of the voting stock present at a shareholders’ meeting to approve the following:

•       charter amendments;

•       reorganization or liquidation;

•       major transactions involving assets in excess of 50% of the balance sheet value of the company’s assets;

•       determination of the number, nominal value and category (type) of authorized shares and the rights granted by such shares;

•       repurchase by the company of its issued shares;

•       any issuance of shares or securities convertible into common shares by closed subscription; or

•       issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares.

The quorum requirement for our shareholders meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders’ meeting with the same agenda may (and, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

•       election of the members of the board of directors;

•       approval of the annual report and annual financial statements, including the balance sheet and profit and loss statement;

•       approval of distribution of profits, including approval of annual dividends and losses, if any;

•       appointment of an independent auditor; and

•       appointment of members to the review commission.

A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders’ meeting and may nominate candidates to the board of directors, general director, the review commission and counting commission. Any agenda proposals or nominations must be provided to the company no later than 30 days after the preceding financial year ends.

Extraordinary shareholders’ meetings may be called by the board of directors on its own initiative, or at the request of the review commission, the independent auditor of the statutory accounts or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of shareholders’ opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a shareholders’ meeting by absentee ballot:

•       election of directors;

•       election of the review commission;

•       approval of a company’s independent auditor for statutory accounts; and

•       approval of the annual report and annual financial statements, including balance sheet, profit and loss statement and any distribution of profits and losses, including approval of annual dividends, if any.

Notice and participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders’ meeting to elect the board of directors, shareholders must be notified at least 50 days prior to the date of the meeting. Under our charter, we can either provide notice by mail to the shareholders or publish a notice in the “Rossiyskaya Gazeta”, a Russian language newpaper. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting.

The list of shareholders entitled to participate in a general shareholders’ meeting is compiled on the basis of data in our shareholder register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of a shareholders’ meeting to elect the board of directors, not more than 65 days before the date of the meeting).

The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

•       by personally participating in the discussion of agenda items and voting thereon;

•       by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

•       by absentee ballot; or

•       by delegating the right to fill out the absentee ballot to an authorized representative.

Board of Directors

The Joint Stock Companies Law and our charter provides that our entire board of directors is up for election at each annual general shareholders’ meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders’ meeting.

The Joint Stock Companies Law requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company’s charter or decision of the shareholders’ meeting. Our charter provides that our board of directors shall consist of nine members, and the majority of our directors shall be independent.

The Joint Stock Companies Law generally prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

•       determination of our business priorities;

•       convening annual and extraordinary shareholders’ meetings, except in certain circumstances specified in the Joint Stock Companies Law;

•       approval of the agenda of the shareholders’ meeting and determination of the record date for shareholders entitled to participate in a shareholders’ meeting;

•       placement of our bonds and other securities, except in certain circumstances specified in the Joint Stock Companies Law and our charter;

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

•       recommendation on the amount of a dividend and the payment procedure thereof;

•       recommendation on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•       the use of our reserve fund and other funds;

•       the creation and liquidation of branches and representative offices;

•       approval of internal documents, except for those documents whose approval fall within the competence of the company’s shareholders or general director;

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

Interested Party Transactions

Under the Joint Stock Companies Law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors or member of any executive body of the company, any person that owns, together with any affiliates, at least 20% of a company’s issued voting stock or any person who is able to direct the actions of the company, if that person, or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is:

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

The Joint Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An “independent director” is a person who is not, and within the year preceding the decision was not, the general director, a member of any executive body or an affiliate of the company. Additionally, such person’s spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

•       the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company’s assets determined under Russian accounting standards;

•       the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or secondary market sale of such securities, in an amount exceeding 2% of the company’s issued voting stock;

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

Major Transactions

The Joint Stock Companies Law defines a “major transaction” as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders’ meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders’ meeting.

Change in Control

Anti-takeover protection

Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company having more than 1,000 holders of common shares must give at least 30, but no more than 90, days’ prior written notice to the company. Additionally, the Joint Stock Companies Law provides that a person acquiring either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common shares of a company with more than 1,000 holders of common shares, within 30 days of acquiring the shares, must offer to buy all of the common shares or securities that are convertible into common shares at a market price which shall not be lower than the weighted average price of the common shares over the six months before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common shares of a company by a person already holding (together with its affiliates) over 30% of the issued common shares of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company’s charter or by a resolution adopted by a majority vote of a shareholders’ meeting, excluding the votes of the acquirer (and its affiliates). Our charter does not contain a waiver of, and our shareholders have not waived, this requirement.

Effective July 1, 2006, the above requirements of Russian legislation will be modified as follows:

•       A person intending to acquire 30% or more of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

•       A person that has acquired 30% or more of the totality of an open joint-stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price determined based on a weighted market price of the shares, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of delivery of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding shares.

•       A person that as a result of such an offer becomes (individually or with its affiliates) the owner of more than 95% of the company’s ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror.

•       An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the FSFM; otherwise, notice must be filed with the FSFM no later than the date of the offer. The FSFM may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

•       Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of certain major transactions, and on certain other significant matters.

The above rules may be supplemented through rulemaking by the FSFM, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

Approval of the Russian Federal Antimonopoly Service

Pursuant to Russian antimonopoly legislation, transactions exceeding a certain amount, involving companies with a combined value of the assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting capital stock of the company or more than 10% of the total assets of the company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, must be approved in advance by the Federal Antimonopoly Service.

Notification of Foreign Ownership

Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. However, the procedure of notifying the Russian tax authorities by foreign companies that are not registered with such tax authorities at the time of their share acquisitions remain unclear.

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

Restrictions that may be introduced include:

•       the requirement for Russian residents to register their accounts in foreign banks with Russian tax authorities prior to the opening of such accounts (the “prior registration requirement”);

•       the requirement to perform the operations listed above through special banking accounts with authorized Russian banks (the “requirement to use a special account”); and

•       the requirement to deposit in a special non-interest bearing account with an authorized Russian bank (the “reservation requirement”) a monetary sum of:

•        up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days; or

•        up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

As of the date hereof, the prior registration requirement has been introduced in respect of foreign currency accounts in banks located in countries which are not members of the Organization for Economic Cooperation and Development (“OECD” and the Financial Action Task Force on Money Laundering (“FATF”) established by the G-7, and in respect of ruble accounts in banks located in countries which are members of OECD or FATF.

As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

•       the receipt by residents of Russia from non-residents of foreign currency and ruble loans and credits with maturities of three years or less;

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

•       the receipt by residents of Russia of foreign currency and ruble loans and credits with maturities of three years or less, in the amount of 2% of the loan/credit for one year;

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

Ruble dividends on common shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

Taxation

The following discussion describes the material U.S. federal and Russian income and withholding tax consequences to a beneficial owner of common shares or ADSs. No opinion of counsel will be issued with respect to the following discussion and, therefore, such discussion is not based on an opinion of counsel. A resident of the United States for purposes of the United States-Russia income tax treaty that is fully eligible for benefits under the United States-Russia income tax treaty is referred to herein as a “U.S. holder.” Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if you are:

•       liable, under the laws of the United States, for U.S. federal income tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•       not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common shares in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of those holders.

The following discussion is based on:

•       the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof;

•       Russian legislation; and

•       the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations. See “Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity” and “Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Weaknesses and changes in the Russian tax system could materially adversely affect our business and the value of our securities.”

We believe, and the following discussion assumes, that for U.S. federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2005, we are not a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company, foreign personal holding company and foreign investment company determinations are made annually and may involve facts that are not within our control. If we were a passive foreign investment company, materially adverse consequences could result for investors who are “United States persons” as defined in the United States Internal Revenue Code of 1986.

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

Russian Income and Withholding Tax Considerations

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia income tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Shares and ADSs and the Trading Market—ADS holders may not be able to benefit from the United States-Russia income tax treaty.”

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

Currently, the Russian government is in the process of replacing the existing tax legislation with a comprehensive Tax Code, but it is unclear when this process will be completed and how U.S. holders would be affected. As of January 1, 1999, Part 1 (General) of the Tax Code went into effect. This law defines the general principles of taxation in Russia, defines the legal status of taxpayers and tax agencies and determines general rules of tax filings and tax control, as well as procedures for challenging tax agencies. Importantly, after the prior Law on Fundamentals of the Tax System of the Russian Federation was repealed, Part 1  specifies all the taxes that can be imposed by federal and local authorities. Further, as of January 1, 2001, four chapters (value-added taxes, excise tax, individual income tax and unified social tax) of Part 2 of the Tax Code went into effect. The Profit Tax Chapter and Mineral Extraction Tax of the Tax Code became effective as of January 1, 2002.

Taxation of dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate to 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 10% rate applies to dividends paid to U.S. holders owning less than 10% of the entity’s outstanding shares and 5% for U.S. holders, which is a legal entity, owning 10% or more of the entity’s outstanding shares. Given the depositary’s status as the legal owner of all the shares underlying our ADSs, it is possible that the depositary may claim entitlement to a reduced withholding tax rate of 5%. Under current regulations, authorization from the Russian tax authorities is not required to allow us to withhold at reduced rates under applicable double tax treaties provided that all of the numerous administrative requirements are met. See “—United States-Russia Income Tax Treaty Procedures.”

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

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

If tax is withheld by a Russian resident on dividends or other amounts at the rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the withholding date for individual U.S. holders. The package should include  confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

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

In addition, this summary is generally limited to persons holding common shares or ADSs as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any U.S. state or local tax law or foreign tax law.

For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying common shares represented by that ADS.

Taxation of dividends on common shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning after December 31, 2002, and before January 1, 2009, if you are a non-corporate taxpayer, such dividends should be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) in the case of ADSs, our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year. Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or common shares. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common shares or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common shares or ADSs, which is generally available for dividends paid by U.S. corporations.

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

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for U.S. foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

Documents on Display

The documents that are exhibits to or incorporated by reference in this document can be read at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available at the website maintained by the SEC at http://www.sec.gov.

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

Except for hedging foreign currency exchange rates risk as more fully discussed below, we do not enter into hedge transactions to manage the risks specified above.

We do not hold or issue derivative financial instruments for trading purposes.

Currency risk

The functional currencies for our Russian and Romanian subsidiaries are the ruble and lei, respectively. The U.S. dollar is the functional currency of our other international operations. Our reporting currency is the U.S. dollar.

As the economies of Russia and Romania were considered highly inflationary through December 31, 2002 and September 30, 2004, respectively, transactions and balances of respective domestic operations not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation.” The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities are translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current non-monetary assets, liabilities and shareholders’ equity, are stated at their actual U.S. dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the annual average exchange rates. Items in the statement of cash flows are translated at the annual average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated income statement as “Foreign exchange gain (loss).”

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

The initial implementation of this change had the effect of decreasing the U.S. dollar value of the combined net assets of our Russian subsidiaries by $30.9 million and increasing the accumulated other comprehensive income by the same amount. The impact of the change was to record $30.9 million of income for the year ended December 31, 2003, as a component of accumulated net other comprehensive income in the shareholders’ equity section of the consolidated balance sheet. The impact of the change related to Romania in 2004 was not significant.

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

We regularly enter into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising on euro-denominated accounts receivable of Mechel International Holdings, our Swiss wholly owned subsidiary. This derivative was not designated as a hedge for accounting purposes. Such forward transactions amounted to $65.2 million during the year ended December 31, 2005. We intend to continue to engage in such transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency at December 31, 2005.

Balance as of December 31, 2005	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(in thousands of U.S. dollars)
Current Assets:
Cash and cash equivalents	107,169	32,607	164,784	900	6,315	311,775
Trade receivables, net	50,540	42,774	31,133	13,484	2,718	140,649
Due from related parties	1,002	3,471	—	—	—	4,473
Deferred income taxes	—	8,893	—	—	72	8,965
Current assets on discontinued operations					88	88
Prepayments and other current assets	16,709	325,541	974	1,878	1,880	346,982
Total current assets	175,421	413,286	196,890	16,262	11,073	812,931
Current Liabilities:
Short-term borrowings and current maturities of long-term debt	(164,280)	(205,076)	(16,571)	(3,376)	(108)	(389,411)
Accounts payable and accrued expenses:
Advances received	(14,139)	(32,913)	(2)	(313)	—	(47,367)
Accrued expenses and other current liabilities	(18,334)	(58,348)	—	(2,128)	(595)	(79,405)
Pension obligations, current portion	—	(8,189)	—	—	—	(8,189)
Current liabilities of discontinued operations	—	—	—	—	(109)	(109)
Taxes and social charges payable	(25,150)	(116,635)	—	(2,779)	(152)	(144,715)
Trade payables to vendors of goods and services	(27,967)	(145,955)	(1,451)	(34,352)	(504)	(210,228)
Due to related parties	(201)	(2,736)	—	—	—	(2,937)
Asset retirement obligation	—	(3,409)	—	(827)	—	(4,236)
Deferred income taxes	(5,058)	(21,500)	—	—	—	(26,557)
Finance lease liabilities	—	(887)	—	—	—	(887)
Deferred revenue	(55,127)	(140)	—	—	—	(55,267)
Total current liabilities	(310,255)	(595,786)	(18,024)	(43,774)	(1,467)	(969,307)
Long-term Liabilities:
Restructured taxes and social charges payable, net of current portion	—	(28,079)	—	(5,787)	—	(33,866)
Long-term debt, net of current portion	(180)	(8,860)	—	(36,575)	—	(45,615)
Pension obligations, net of current portion	—	(40,072)	—	(3,437)	—	(43,510)
Asset retirement obligation, net of current portion	—	(51,886)	—	(2,930)	—	(54,816)
Due to related parties	—	—	—	—	—	—
Deferred income tax	(359)	(94,701)	—	(10,421)	—	(105,481)
Finance lease liabilities	—	(9,179)	—	—	—	(9,179)
Other long-term liabilities	—	—	—	—	—	—
Total long-term liabilities	(539)	(232,778)	—	(59,151)	—	(292,467)
Minority interest	—	(107,018)	—	(20,817)	—	(127,834)
Net monetary assets (liabilities)	(135,374)	(522,295)	178,866	(107,480)	9,605	(576,677)

The table below summarizes our debt position by currency and rate method.

	U.S. Dollar	Ruble	Euro	Lei	Lit	Total
	(in thousands of U.S. dollars)
Total debt including	(170,967)	(207,427)	(16,570)	(39,953)	(108)	(435,025)
Fixed-rate debt	(164,460)	(31,357)	(16,570)	(39,953)	(108)	(252,448)
Variable-rate debt	(6,507)	(176,070)	—	—	—	(182,576)

Interest rate risk

Our interest rate exposure results mainly from debt obligations. At December 31, 2005, we had $252.4 million in fixed-rate borrowings and $182.5 million in variable-rate borrowings.

We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future indebtedness. Once the market in Russia for hedging instruments matures, we will assess our options for hedging interest rate risks and may enter into such arrangements.

The table below presents the principle cash flows and related range of interest rates, by expected maturity dates, of our fixed-rate debt obligations as of December 31, 2005.

		Expected maturity date as of December 31,						Annual Interest rate (Actual at December 31,
	Currency	2006	2007	2008	2009	Thereafter	Total	2005
	(in thousands of U.S. dollars)
Fixed-rate U.S. dollar debt:
BNP	U.S. dollar	125,970	—	—	—	—	125,970	4.28%-6.31%
Raiffeisenbank	U.S. dollar	13,292	—	—	—	—	13,292	4.45%-5.45%
Hypo Vereinsbank	U.S. dollar	11,506	—	—	—	—	11,506	5.95%-6.00%
Fortis Bank	U.S. dollar	5,134	—	—	—	—	5,134	8.50%
VPB AG	U.S. dollar	2,480	—	—	—	—	2,480	6.38%
BCP Bank	U.S. dollar	2,148	—	—	—	—	2,148	6.09%-7.14
ING bank	U.S. dollar	1,805	—	—	—	—	1,805	5.81%
Die Erste Vienna	U.S. dollar	868	—	—	—	—	868	6.95%
Distrigaz	U.S. dollar	705	—	—	—	—	705	24,00%
APAPS	U.S. dollar	188	—	—	—	—	188	28.00%
Darlehen Saros Consulting	U.S. dollar	140	—	—	—	—	140	10.00%
UBS	U.S. dollar	44	—	—	—	—	44	7.25%
Other banks	U.S. dollar	—	181	—	—	—	181	—
Total		164,280	181	—	—	—	164,461
Fixed-rate euro debt:
Raiffeisenbank	Euro	8,181	—	—	—	—	8,181	5.40%-5.55%
BCR	Euro	2,823	—	—	—	—	2,823	5.50%-10.27%
Fortis Bank	Euro	2,056	—	—	—	—	2,056	8.00%
Electrica	Euro	1,413	—	—	—	—	1,413	24.00%
Bank SEB Vilniaus	Euro	1,186	—	—	—	—	1,186	4.00%
Hypo Vereinsbank	Euro	631	—	—	—	—	631	4.35%
STEIERMÄRKISCHE	Euro	280	—	—	—	—	280	6.00%
Total		16,570	—	—	—	—	16,570
Fixed-rate ruble debt:
Gazprombank	Ruble	17,719	—	—	—	—	17,719	8.63%-11.00%
Uralsib	Ruble	8,686	—	—	—	—	8,686	7.00%
Bonds	Ruble	4,703	—	—	—	—	4,703	7.00%
Promissory notes	Ruble	15	—	—	—	—	15	—
Promissory notes	Ruble	4	—	—	—	—	4	—

Other	Ruble	230	—	—	—	—	230	11.00%
Total		31,357	—	—	—	—	31,357
Fixed-rate lei debt:
Electrica	Lei	—	17,021	—	—	—	17,021	24.00%
Minwork	Lei	—	—	12,716	—	—	12,716	28.00%
Distrigaz	Lei	—	5,268	—	—	—	5,268	24.00%
Raiffeisenbank	Lei	3,379	—	—	—	—	3,379	7.95%
APAPS	Lei	—	—	1,569	—	—	1,569	28.00%
Total		3,379	22,289	14,285	—	—	39,953
Fixed-rate chf debt:
VPB AG	Chf	108	—	—	—	—	108	6.00%
Total		108	—	—	—	—	108
Total debt:		215,694	22,469	14,285	—	—	252,450

The table below presents the principal cash flows and related range of interest rates, by expected maturity dates, of our variable-rate debt obligations as of December 31, 2005.

		Expected maturity date as of December 31,						Average annual Interest rate (Actual at December 31,
	Currency	2006	2007	2008	2009	Thereafter	Total	2005
	(in thousands of U.S. dollars)
Variable-rate U.S. dollar debt:
Vneshtorgbank	U.S. dollar	—	—	6,507	—	—	6,507	9.73%
Total		—	—	6,507	—	—	6,507
Variable-rate ruble debt:
Bonds	Ruble	—	—	—	—	2,353	2,353	7.00%
Bonds	Ruble	104,230	—	—	—	—	104,230	11.75%
Bonds	Ruble	69,487	—	—	—	—	69,487	8.91%
Total		173,717	—	—	—	2,353	176,070
Total debt:		—	—	6,507	—	2,353	182,576

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

Under certain of our steel products sales agreements we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices when the reseller delivers the products to the end customers. Historically, these selling price adjustments occur within an eight- to 16-week period from the date the products are delivered to the reseller. We had 113,978 tonnes of our steel products and 2,052 tonnes of our nickel products as of December 31, 2005 in the distribution channel for which we received prepayments in the amount of $55.1 million. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Revenue recognition.”

Equity price risk

As of December 31, 2005, we had other minor cost method investments in equity of various Russian companies. These investments are exposed to market risk of fluctuations in equity prices.

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

None of the net proceeds to us from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.                   Controls and Procedures

We are committed to maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management’s judgment.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2005, we and our independent registered public accounting firm identified material weaknesses regarding various elements of our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses, our chief executive officer and chief financial officer concluded that, as of December 31, 2005, the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms.

The following material weaknesses in our internal control over financial reporting have been identified:

•       we do not have an adequate system of internal control over the preparation of our U.S. GAAP consolidated financial statements to ensure that material errors do not occur in their preparation;

•       we do not have an adequate system of internal controls at our Swiss subsidiaries, which conduct our export sales;

•       we do not have a unified, comprehensive accounting and financial reporting system for U.S. GAAP reporting purposes to reduce to an acceptable level the likelihood that misstatements will be prevented or detected in a timely basis; and

•       we do not have adequate accounting resources and expertise in respect of the preparation of our U.S. GAAP consolidated financial statements.

The first material weakness was initially identified by our independent registered accounting firm during the course of their audit of our U.S. GAAP consolidated financial statements for the year ended December 31, 2003. Despite our implementation of certain improvements, several material audit adjustments to the U.S. GAAP consolidated financial statements were identified, which resulted from errors in certain underlying data and misapplication of certain accounting principles.

The second material weakness results from the fact that we do not have a set of fully formalized and documented controls for routine operations at our Swiss subsidiaries. For non-routine and judgmental processes, controls are either informal or do not exist.

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

The fourth material weakness was initially identified by our independent registered accounting firm during the course of their audit of our U.S. GAAP consolidated financial statements for the year ended December 31, 2003. The insufficient number of professional personnel in our international reporting department results in, among other things, untimely identification of significant accounting issues and affects our ability to implement an appropriate system of internal control over financial reporting. Furthermore, any future acquisitions may compound the current shortage of professional personnel without adequate planning.

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

We have taken and continue to take steps to correct the material weaknesses reported by our independent registered public accounting firm. In April 2006, we started implementing an IT system aimed at the automation of the US GAAP transformation process from statutory accounts. In respect of our Swiss subsidiaries, starting December 2005 we hired an external consultant to identify major material weaknesses and develop a remediation plan to be implemented within one year. In addition, during last several months we have made some changes in personnel and in the organizational structure of our Swiss subsidiaries. We also plan to increase staffing in the financial department at our Swiss subsidiaries with qualified personnel. Senior management is determined to spend significant effort during 2006 on implementing the requirements of Section 404 of the Sarbanes-Oxley Act and increase staffing in the internal control department.

Although we have undertaken the foregoing initiatives, the existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. We are taking steps to refine our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ending December 31, 2006, and the efficacy of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by management and by our internal auditors, as well as audit committee oversight. As a result, additional changes will be made to our internal control over financial reporting. See “Item 3. Key Information—Risk Factors—Our independent registered public accounting firm reported material weaknesses in our internal control over financial reporting and we may not be able to remedy these material weaknesses or prevent future material weaknesses. If we fail to do so there is a more than remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.”

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

Item 16A.    Audit Committee Financial Expert

Our Board of Directors has determined that Roger Gale, chairman of our audit committee, is an “audit committee financial expert.” Mr. Gale is independent in accordance with SEC Rule 10A-3.

Item 16B.    Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com.

Item 16C.    Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2005 and 2004, respectively.

	Year ended December 31,
	2005	2004
	(in thousand of U.S. dollars)
Audit Fees	$4,693.3	$6,506.1
Audit-Related Fees	—	—
Tax Fees	—	133.6
All Other Fees	$7.1	—
Total	$4,700.4	$6,639.7

Audit fees

The amount of audit fees includes fees necessary to perform an audit or interim review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, attest services, consents and assistance with, and review of, documents filed with the SEC.

Audit-related fees

This category includes assurance and related services that are typically performed by the independent auditor. More specifically, these services included, among others, employee benefit plan audits, accounting assistance in connection with proposed or consummated transactions and consultation concerning financial accounting and reporting standards. Other audit fees of $7.1 thousand charged to us in 2005 include training to our personnel of $4.1 thousand and fees for access to accounting research system of $3.0 thousand.

Tax fees

Tax services include, among others, tax consultation related to proposed and consummated transactions, restructuring, personal taxation and general tax consultation.

Other fees

For the years ended December 31, 2005 and 2004, no fees were incurred for services rendered by Ernst & Young LLC, other than the services described under “Audit services,” “ and “Tax services.”

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2005 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any shares or ADSs in 2005.

PART III

Item 17.      Financial Statements

See instead “Item 18. Financial Statements.”

Item 18.      Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19.      Exhibits

Exhibit No.	Description
1.1	Charter of Mechel OAO (new version) registered on August 19, 2005.
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MECHEL OAO
By:	/s/ VLADIMIR F. IORICH
Vladimir F. Iorich
Chief Executive Officer

Date: May 22, 2006

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 3(g) to the consolidated financial statement, the value of property, plant, and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statement referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 15 to the financial statements, effective January 1, 2003, the Group adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”.

April 17, 2006
Moscow, Russia

MECHEL OAO (formerly Mechel Steel Group OAO)
Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)

	Notes		December 31, 2005	December 31, 2004
ASSETS
Cash and cash equivalents	4		$311,775	$1,024,761
Accounts receivable, net of allowance for doubtful accounts of $17,509 in 2005 and $20,850 in 2004	5		140,649	135,597
Due from related parties	9		4,473	16,474
Inventories	6		496,658	568,545
Deferred cost of inventory in transit	3	(r)	49,893	—
Current assets of discontinued operations	2	(n)	88	1,247
Deferred income taxes	19		8,965	7,491
Prepayments and other current assets	7		346,981	349,090
Total current assets			1,359,483	2,103,205
Long-term investments in related parties	8		408,709	9,270
Other long-term investments	8		16,148	66,663
Non-current assets of discontinued operations	2	(n)	97	165
Intangible assets, net	10		7,590	6,379
Property, plant and equipment, net	11		1,508,984	1,274,722
Mineral licenses, net	12		242,006	166,483
Deferred income taxes	19		17,487	11,940
Goodwill	2	(o)	39,580	39,441
Total assets			$3,600,083	$3,678,268
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt	13		$389,411	$348,880
Accounts payable and accrued expenses:
Advances received			47,367	94,964
Accrued expenses and other current liabilities			79,405	68,147
Taxes and social charges payable	14		144,715	145,527
Trade payable to vendors of goods and services			210,228	186,233
Due to related parties	9		2,937	3,748
Current liabilities of discontinued operations	2	(n)	109	30
Asset retirement obligation, current portion	15		4,236	8,219
Deferred income taxes	19		26,557	26,521
Deferred revenue	3	(r)	55,267	760
Pension obligations, current portion	16		8,189	6,261
Finance lease liabilities, current portion	17		887	—
Total current liabilities			969,308	889,290
Long-term debt, net of current portion	13		45,615	216,113
Restructured taxes and social charges payable, net of current portion	14		33,866	87,364
Asset retirement obligations, net of current portion	15		54,816	66,758
Pension obligations, net of current portion	16		43,510	40,720
Deferred income taxes	19		105,481	105,330
Other long-term liabilities			—	240
Finance lease liabilities, net of current portion	17		9,179	—
Commitments and contingencies	24
Minority interests	2	(p)	127,834	214,824
SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 403,118,680 shares outstanding as of December 31, 2005 and 2004)	18		133,507	133,507
Treasury shares, at cost (13,152,065 common shares as of December 31, 2005 and 2004)			(4,187)	(4,187)
Additional paid-in capital			321,864	304,404
Accumulated other comprehensive income			42,046	93,687
Retained earnings			1,717,244	1,530,218
Total shareholders’ equity			2,210,474	2,057,629
Total liabilities and shareholders’ equity			$3,600,083	$3,678,268

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)
Consolidated Income Statements
(in thousands of U.S. dollars, except share and per share amounts)

			Year ended December 31,
	Notes		2005	2004	2003
Revenue, net (including related party amounts of $65,431, $68,806 and $211,943 during 2005, 2004 and 2003, respectively)			$3,804,995	$3,635,955	$2,028,051
Cost of goods sold (including related party amounts of $74,795, $12,756 and $212,492 during 2005, 2004 and 2003, respectively)			(2,469,134)	(2,225,088)	(1,422,987)
Gross profit			1,335,861	1,410,867	605,064
Selling, distribution and operating expenses:
Selling and distribution expenses			(450,238)	(367,514)	(213,977)
Taxes other than income tax	20		(90,683)	(69,285)	(44,716)
Accretion expense	15		(3,248)	(2,081)	(2,433)
Loss on write-off of property, plant and equipment	3	(l)	(12,667)	—	—
(Provision for) recovery of doubtful accounts	5		(3,569)	7,859	(9,056)
General, administrative and other operating expenses	21		(259,728)	(229,039)	(137,201)
Total selling, distribution and operating expenses			(820,133)	(660,060)	(407,383)
Operating income			515,728	750,807	197,681
Other income and (expense):
Income from equity investments	8		12,426	4,621	1,221
Interest income			10,049	2,375	2,274
Interest expense			(40,829)	(51,409)	(48,516)
Other income, net	22		65,920	836,817	26,333
Foreign exchange (loss) gain			(37,435)	1,884	(2,867)
Total other income and (expense), net			10,131	794,288	(21,555)
Income before income tax, minority interest, discontinued operations, extraordinary gain and change in accounting principles			525,859	1,545,095	176,126
Income tax expense	19		(136,643)	(175,776)	(47,759)
Minority interest in (income) loss of subsidiaries	2	(p)	(6,879)	(11,673)	18,979
Income from continuing operations			382,337	1,357,646	147,346
Loss from discontinued operations, net of tax	2	(n)	(1,157)	(15,211)	(5,790)
Extraordinary gain, net of tax	2	(p)	—	271	5,740
Income before cumulative effect of change in accounting principle			381,180	1,342,706	147,296
Change in accounting principle, net of tax	15		—	—	(3,788)
Net income			381,180	1,342,706	143,508
Currency translation adjustment			(53,822)	49,116	46,921
Adjustment of available-for-sale securities			2,181	(2,350)	—
Comprehensive income			$329,539	$1,389,472	$190,429
Basic and diluted earnings per share:	18
Earnings per share from continuing operations			$0.95	$3.63	$0.39
Loss per share effect of discontinued operations			(0.00)	(0.04)	(0.01)
Earnings per share effect of extraordinary gain			0.00	0.00	0.02
Earnings per share effect of a change in accounting principle			0.00	0.00	(0.01)
Net income per share			$0.95	$3.59	$0.39
Weighted average number of shares outstanding			403,118,680	373,971,312	366,178,815

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2005	2004	2003
Cash Flows from Operating Activities
Net income		$381,180	$1,342,706	$143,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		147,117	120,444	83,980
Depletion and amortization		20,483	17,376	17,709
Foreign exchange loss (gain)		37,435	(1,884)	2,867
Deferred income taxes		(12,535)	(11,217)	(6,905)
Provision for (recovery of) doubtful accounts		3,569	(7,859)	10,011
Inventory write-down		5,938	2,183	4,624
Accretion expense		3,248	2,081	2,433
Loss on write-off of property, plant and equipment		12,667	—	—
Minority interest		6,879	11,673	(18,980)
Effect of change in accounting principle		—	—	3,788
Income from equity investments		(12,426)	(4,621)	(1,221)
Non-cash interest on long-term tax and pension liabilities		13,749	11,425	13,302
Loss on sale of property, plant and equipment		1,801	5,736	4,111
Gain on sale of long-term investments		(2,743)	(803,405)	(2,417)
Loss from discontinued operations		1,157	15,211	5,790
Gain on accounts payable with expired legal term	22	(23,347)	(1,250)	(1,400)
Gain on forgiveness of fines and penalties	22	(38,383)	(18,296)	(9,588)
Stock-based compensation expense		—	1,400	2,200
Amortization of capitalized costs on bonds issue		1,553	1,525	835
Pension service cost and amortization of prior year service cost		2,511	2,187	—
Extraordinary gain		—	(271)	(5,740)
Net change before changes in working capital		549,853	685,144	248,907
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable		23,602	(2,831)	(4,031)
Inventories		14,614	(170,726)	(97,783)
Trade payable to vendors of goods and services		60,087	(1,305)	(14,468)
Advances received		(46,269)	4,902	13,316
Accrued taxes and other liabilities		14,868	4,176	19,328
Settlements with related parties		12,658	1,253	(12,815)
Current assets and liabilities of discontinued operations		57	(4,134)	(17,036)
Deferred revenue and cost of inventory in transit, net		4,624	(22,607)	13,949
Other current assets		(15,219)	(197,734)	(29,509)
Net cash provided by operating activities		618,875	296,137	119,858

MECHEL OAO (formerly Mechel Steel Group OAO)
Consolidated Statements of Cash Flows (Continued)
(in thousands of U.S. dollars)

			Year ended December 31,
	Notes		2005	2004	2003
Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired			(3,497)	—	(20,919)
Acquisition of minority interest in subsidiaries	2	(p)	(73,936)	(37,021)	(3,776)
Investment in Korshunov Mining Plant			—	—	(82,793)
Investment in Yakutugol	2	(j)	(411,182)	—	—
Acquisition of Izhstal			—	(22,742)	—
Acquisition of Port Posiet			—	(29,966)	—
Acquisition of Kaslinsky Architectural Casting Plant			—	(996)	—
Investments in other non-marketable securities			(7,554)	(29,762)	(28,525)
Proceeds from disposal of discontinued operations			—	—	5,162
Proceeds from disposal of non-marketable equity securities			19,388	875,967	33,577
Proceeds from disposals of property, plant and equipment			2,628	3,647	3,813
Purchases of mineral licenses			(93,033)	—	—
Purchases of property, plant and equipment			(427,521)	(303,411)	(116,856)
Net cash (used in) provided by investing activities			(994,707)	455,716	(210,317)
Cash Flows from Financing Activities
Proceeds from short-term borrowings			1,577,984	954,733	781,525
Repayment of short-term borrowings			(1,686,578)	(941,340)	(747,815)
Dividends paid			(194,154)	(5,145)	(26,282)
Dividends received			2,000	—	—
Proceeds from issuance of common stock	18		—	220,873	—
Proceeds from long-term debt			14,815	75,241	112,736
Repayment of long-term debt			(20,180)	(52,093)	(23,482)
Loans and notes received from related parties			—	—	6,397
Repayment of obligations under finance lease			(757)	—	—
Net cash (used in) provided by financing activities			(306,870)	252,269	103,079
Effect of exchange rate changes on cash and cash equivalents			(30,284)	1,360	991
Net (decrease) increase in cash and cash equivalents			(712,986)	1,005,482	13,611
Cash and cash equivalents at beginning of year			1,024,761	19,279	5,668
Cash and cash equivalents at end of year			$311,775	$1,024,761	$19,279
Supplementary cash flow information:
Interest paid, net of amount capitalized			$(43,354)	$(62,835)	$(32,394)
Income taxes paid			$(171,774)	$(136,473)	$(53,884)
Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by SKCC	18		$17,460	$340	$4,428
Acquisition of plant and equipment in exchange for goods			$—	$3,071	$—
Acquisition of equipment under finance lease	17		$10,291	$—	$—
Assumption of debt in business combination	2	(b)	$—	$—	$2,673
Treasury shares issued to subsidiary	18		$—	$9,723	$—

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)
Consolidated Statement of Changes in Shareholders’ Equity
(in thousands of U.S. dollars, except share amounts)

						Accumulated other	Retained earnings/
	Common shares		Treasury shares		Additional	comprehensive	(accumulated
	Shares	Amount	Shares	Amount	paid-in-capital	income	deficit)	Total
Balances as of January 1, 2003	382,969,086	$121,935	(16,790,271)	$(5,346)	$86,031	$—	$75,431	$278,051
Net income	—	—	—	—	—	—	143,508	143,508
Dividends	—	—	—	—	—	—	(26,282)	(26,282)
Cumulative translation adjustment on opening balances (Note 3(u))	—	—	—	—	—	15,992	—	15,992
Cumulative translation adjustment for 2003	—	—	—	—	—	30,929	—	30,929
Stock-based compensation	—	—	—	—	2,200	—	—	2,200
Issuance of subsidiary stock	—	—	—	—	4,428	—	—	4,428
Balances as of December 31, 2003	382,969,086	$121,935	(16,790,271)	$(5,346)	$92,659	$46,921	$192,657	$448,826
Issue of shares (Note 18)	33,301,659	11,572	—	—	201,781	—	–	213,353
Net income	—	—	—	—	—	—	1,342,706	1,342,706
Dividends	—	—	—	—	—	—	(5,145)	(5,145)
Cumulative translation adjustment for 2004	—	—	—	—	—	49,116	—	49,116
Adjustment of available-for-sale securities	—	—	—	—	—	(2,350)	—	(2,350)
Stock-based compensation (Note 18)	—	—	2,297,815	732	668	—	—	1,400
Stock issued for acquisition of minority interest (Note 18)	—	—	1,340,391	427	9,296	—	—	9,723
Balances as of December 31, 2004	416,270,745	$133,507	(13,152,065)	$(4,187)	$304,404	$93,687	$1,530,218	$2,057,629
Net income	—	—	—	—	—	—	381,180	381,180
Dividends	—	—	—	—	—	—	(194,154)	(194,154)
Cumulative translation adjustment for 2005	—	—	—	—	—	(53,822)	—	(53,822)
Adjustment of available-for-sale securities	—	—	—	—	—	2,181	—	2,181
Stock issued for acquisition of minority interest (Note 18)	—	—	—	—	17,460	—	—	17,460
Balances as of December 31, 2005	416,270,745	$133,507	(13,152,065)	$(4,187)	321,864	$42,046	$1,717,244	$2,210,474

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1.      GENERAL

(a)   Formation

Mechel OAO (“Mechel”, formerly—Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the “Controlling Shareholders”). The Controlling Shareholders, directly or through their affiliates, either acquired existing companies or established new companies, at varying dates from 1995 through March 19, 2003, which were contributed to Mechel after its formation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

				Interest in voting stock held by
			Date control	the Group at December 31,
Name of subsidiary	Registered in	Core business	acquired(*)	2005	2004	2003
Mechel International Holdings AG (MIH)(1)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	100.0%	100.0%	75.0%
Mechel Trading House (MTH)	Russia	Holding and trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC), including its most significant subsidiaries:	Russia	Holding and trading	Jan 21, 1999	93.7%	96.6%	96.0%
Sibirginsk Open Pit Mine (SOPM)***	Russia	Coal mining	Jan 21, 1999	—	90.4%	86.3%
Krasnogorsk Open Pit Mine (KOPM)	Russia	Coal mining	Jan 21, 1999	88.9%	87.4%	77.7%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.4%	74.4%	74.2%
Olzherassk Open Pit Mine (OOPM)	Russia	Coal mining	Dec 28, 1999	81.9%	80.6%	78.9%
Tomusinsk Group Processing Plant (TGPP)**	Russia	Coal processing	Dec 31, 2000	—	—	84.4%
Kuzbass Central Processing Plant (KCPP)***	Russia	Coal processing	Dec 31, 2000	—	95.0%	88.4%
Lenin Mine (LM)	Russia	Coal mining	Dec 29, 2001	79.0%	78.5%	53.5%
Usinsk Mine (UM)	Russia	Coal mining	Dec 29, 2001	80.2%	78.6%	53.6%
Siberian Central Processing Plant (SCPP)***	Russia	Coal processing	Dec 22, 2000	—	90.8%	89.6%

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

				Interest in voting stock held by
			Date control	the Group at December 31,
Name of subsidiary	Registered in	Core business	acquired(*)	2005	2004	2003
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	93.7%	86.9%	82.6%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	79.9%	79.3%	79.3%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.4%	93.4%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	90.3%	90.2%	80.5%
Mechel Targoviste SA(2)	Romania	Steel products	Aug 28, 2002	83.7%	81.0%	81.0%
Mechel Zeljezara (MZ)	Croatia	Steel products	March 17, 2003	100.0%	100.0%	100.0%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	85.5%	75.0%	70.3%
Mechel Campia Turzii SA(3)	Romania	Steel products	June 20, 2003	84.9%	81.0%	79.8%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Coal Resources (MCR)	Kazakhstan	Coal mining and processing	Dec 31, 2003	—	100.0%	100.0%
Mechel Energo	Russia	Energy trading	Feb 3, 2004	100.0%	100.0%	—
Port Posiet	Russia	Transportation	Feb 11, 2004	80.0%	80.0%	—
Izhstal	Russia	Steel products	May 14, 2004	87.7%	62.3%	—
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	—	—
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	—

*       Date when a control interest was acquired by either the Group or Controlling Shareholders.

**    Merged with SKCC on October 15, 2004

***  Merged with SKCC in October - December 2005

(1)   Formerly—Mechel Trading AG (MT). Renamed on December 20, 2005

(2)   Formerly—Combinatul de Oteluri Speciale Targoviste S.A. (COST)

(3)   Formerly—Industria Sarmei (IS)

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(b)   Controlling shareholders and reorganization

Since 1995, the Controlling Shareholders have acted in concert pursuant to a written Ownership, Control and Voting Agreement, which requires them to vote all shares of Mechel’s subsidiaries owned by them in the same manner. The establishment of the Group in March 2003 involved the contribution of certain of the above subsidiaries, acquired before March 19, 2003, by the Controlling Shareholders to Mechel in exchange for all the outstanding capital stock of Mechel, forming a new holding company via an exchange of shares.

As a result of this restructuring, the Controlling Shareholders maintained their original equal ownership in the subsidiaries through Mechel and Mechel became a direct holder of the stock of the subsidiaries.

Shareholders in each of Mechel’s subsidiaries before the restructuring who were not Controlling Shareholders did not contribute any shares in these subsidiaries to Mechel in exchange for its shares and were considered as outside the control group and these shareholders retained a minority interest in the subsidiaries. Thus, to the extent minority interests existed in the entities under common control prior to March 19, 2003, such minority interests did not change as a result of the formation of Mechel and the reorganization of the Group.

(c)    Basis of presentation

The formation of Mechel and contribution of the subsidiaries’ shares into Mechel’s capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner akin to a pooling for the periods presented. The consolidated financial statements have been prepared on the basis that Mechel existed for all periods presented since its inception, and was the majority shareholder of the contributed subsidiaries in all such periods, unless a subsidiary was acquired by the Controlling Shareholders during the periods presented, in which case the consolidated financial statements reflect the results of operation of the acquired subsidiaries from the date control was acquired.

(d)   Business

The Group operates in two business segments: steel (comprising steel and steel products) and mining (comprising coal, iron ore and nickel), and conducts operations in Russia, Lithuania and Central and Eastern Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel and mining group. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvement programs. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs. A more detailed description of activity is provided within individual notes on each significant subsidiary acquisition.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2.      ACQUISITIONS, INVESTMENTS AND DISPOSALS

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2003 and December 31, 2005.

(a)   Ural Stamping Plant (USP)

On April 24, 2003, the Group acquired 93.8% of the common shares of USP for $11,325 in cash. USP is located in the southern Urals and is Russia’s largest producer of stampings from specialty steel and heatproof and titanium alloys. The acquisition of USP was accounted for using the purchase method of accounting. The results of operations of USP were included in the consolidated financial statements from the date of acquisition, April 24, 2003. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

April 24, 2003
Cash and cash equivalents	59
Other current assets	9,832
Other non-current assets	5
Property, plant and equipment	12,497
Current liabilities	(8,841)
Deferred income taxes	(181)
Fair value of net assets acquired	13,371
Minority’s share in net assets	(2,046)
Total investment	11,325

(b)   Mechel Campia Turzii S.A.

On June 20, 2003, the Group acquired 73.4% of the common shares of Mechel Campia Turzii S.A. for $2,849 in cash. Mechel Campia Turzii is a Romanian steel mill that produces long steel products, including carbon and alloyed wire rod, rebar, hardware and carbon and low-alloy billets. The Group also committed to the Romanian government to invest $19,040 to modernize the plant and upgrade its capacity, to spend $3,619 to improve the environment and to maintain its workforce level for five years. The environment obligation taken by the Group was discounted using 17% rate and included in the cost of investment in the amount of $2,673, together with cash consideration paid.

In accordance with the purchase agreement, Mechel Campia Turzii was obligated to convert its debts to utility companies into shares. As a result of this conversion, on July 2, 2003, 6,356,364 new shares were issued to certain Romanian utility companies. Immediately after this conversion, the Group’s interest was diluted to 54.8% of the common shares of Mechel Campia Turzii. On August 1, 2003, the Group purchased all of these new shares from the Romanian State Privatization Agency for a total consideration of $1,298. Upon completion of this transaction, the Group’s interest increased to 79.8%. The acquisition of Mechel Campia Turzii was accounted for using the purchase method of accounting. The results of operations of Mechel Campia Turzii are included in the consolidated financial statements from the date of

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

acquisition, June 20, 2003. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

June 20, 2003
Cash and cash equivalents	446
Other current assets	26,949
Property, plant and equipment	23,910
Current liabilities	(18,596)
Deferred income taxes	1,287
Fair value of net assets acquired	33,996
Minority’s share in net assets	(21,436)
Extraordinary gain	(5,740)
Total investment	6,820

(c)    Korshunov Mining Plant (KMP)

On December 25, 2002, the Group acquired 62.5% of the common shares of KMP, an iron ore mining operation located in eastern Siberia, for the total consideration of $34,498 in cash. The shares, however, lacked any voting rights as KMP was in bankruptcy proceedings; accordingly, the investment in KMP was carried at cost. Until the ratification on September 29, 2003, by a court of a Settlement Agreement with the KMP’s creditors (the Group was the second largest creditor after the government, which was owed in arrears for taxes and social charges, including various penalties and interest), and removal of the court-appointed administrator for KMP on October 16, 2003, the Group’s equity interest in KMP did not provide it the ability to exercise either control or significant influence over KMP. The control restrictions were completely removed and the Group obtained full control over KMP’s operations on October 16, 2003, upon which the acquisition of KMP was accounted for using purchase method of accounting. The Group included the results of operations of KMP in its consolidated financial statements beginning October 16, 2003, the date of acquisition of control.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Despite the lack of control over KMP during bankruptcy proceedings, the Group continued to increase its stake in KMP’s equity and in February 2003 acquired an additional 7.7% of the common shares for $1 in cash. Together with the cash paid for the shares in KMP, the Group provided loans and other continuing support to KMP, which were aimed to pay the current liabilities and the tax and commercial debt arrears of KMP pursuant to the Settlement Agreement. At the date of acquisition of control, the cost of the Group’s investment in KMP’s equity, in total comprising 70.3% of its voting shares, and the amount of loans and advances provided to KMP amounted to a total investment of $132,302. The Group has used and continues to use the assets of KMP in the manner in which they were previously used. The following table summarizes the fair values of net assets acquired and liabilities assumed at the date of acquisition of control.

October 16, 2003
Cash and cash equivalents	127
Other current assets	17,914
Property, plant and equipment	78,914
Mineral licenses	76,746
Long-lived assets	2,144
Current liabilities	(13,363)
Long-term liabilities	(2,144)
Deferred income taxes	(28,036)
Fair value of net assets acquired	132,302
Total investment	132,302

The acquisition of KMP was intended to support the Group’s policy of making the technological cycle complete and independent of other iron ore suppliers.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(d)          Mechel Nemunas

On October 15, 2003, the Group acquired 75.1% of the common shares of Nemuno Holding, a Lithuanian hardware manufacturer with two operating subsidiaries (collectively, “Mechel Nemunas”), for $4,031 in cash. In November and December 2003, the Group purchased the remaining 24.9% of the common shares of Nemuno Holding, and the remaining shares in its subsidiaries not already owned by Nemuno Holding, for a total of $1,000 in cash. As a result, the Group increased its interest in Nemuno Holding, subsequently renamed Mechel Nemunas, and its subsidiaries to 100%. The acquisition of Mechel Nemunas was accounted for using the purchase method of accounting. The results of operations of Mechel Nemunas are included in the consolidated financial statements from the date of acquisition of control, October 15, 2003. The following table summarizes the fair values of net assets acquired and liabilities assumed at the date of acquisition of control.

October 15, 2003
Cash and cash equivalents	79
Other current assets	3,506
Property, plant and equipment	2,206
Current liabilities	(2,950)
Deferred income taxes	117
Fair value of net assets acquired	2,958
Goodwill	2,073
Total investment	5,031

(e)           Port Posiet

On February 11, 2004, the Group acquired 80.04% of the common shares of Port Posiet, a cargo port located in Russia’s Far East on the Sea of Japan, for $30,000 in cash. The primary reason for the acquisition was the Group’s intention to selectively expand its internal logistics capabilities, currently centered on the Group’s railway freight and forwarding company. Through the acquisition of Port Posiet, located on the Sea of Japan, the Group tries to optimize its transportation expenses. The Group intends to ship primarily its coking coal concentrate, as well as steel products, to Asia through this port. No sea ports were readily available on the market, due to this fact and because most ports located in the Far East are controlled either by competitors or independent transportation companies, the Group had to pay a premium in order to acquire Port Posiet. The premium paid resulted in positive goodwill, none of which will be deductible for income tax purposes. The Port Posiet is included in the mining segment as the majority of its activity relate to movement of coal and coking coal concentrate.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The acquisition of Port Posiet was accounted for using the purchase method of accounting. The results of operations of Port Posiet are included in the consolidated financial statements from the date of acquisition of control, February 11, 2004. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

February 11, 2004
Cash and cash equivalents	34
Other current assets	530
Property, plant and equipment	5,361
Current liabilities	(377)
Long-term liabilities	(207)
Deferred income taxes	(1,010)
Fair value of net assets acquired	4,331
Goodwill	26,534
Minority’s share in net assets	(865)
Total investment	30,000

(f)             Kaslinsky Architectural Art Casting Plant

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

(g)           Izhstal

In January-February 2004, the Group acquired a 15.35% interest in Izhstal, a producer of semifinished steel products, carbon and specialty steel products and forgings, similar to those of the Group, on the open market for $508 in cash. On May 14, 2004, the Group acquired an additional 26.9% interest from the government for $17,264 in cash, and a 17.17% interest from the management of Izhstal for $5,671 in cash. During May 2004, the Group acquired an additional 2.19% interest by buying shares on the open market for $1,694 in cash. Thus, by the end of May 2004, the Group had accumulated 61.61% of Izhstal voting stock and had paid a total of $25,137 in cash.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The acquisition of Izhstal was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $75,040 of the amounts that otherwise would have been assigned to property, plant and equipment, in accordance with SFAS No. 141, “Business Combinations”. The results of operations of Izhstal are included in the consolidated financial statements from the date of acquisition of control, May 14, 2004. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

May 14, 2004
Cash and cash equivalents	2,396
Other current assets	35,134
Property, plant and equipment	112,172
Current liabilities	(47,661)
Long-term liabilities	(19,935)
Deferred income taxes	(10,122)
Fair value of net assets acquired	71,984
Minority’s share in net assets	(46,847)
Total investment	25,137

After the acquisition date and prior to December 31, 2004, the Group acquired additional 0.71% interest for $230 in cash. In 2005 the Group acquired additional 25.14% interest of Izhstal for $15,999 in cash.

(h)          Invest Coal

On June 17, 2004, the Group acquired 100% of Invest Coal for $3,275 in cash. Invest Coal owns licenses for mineral reserves extension, mostly in the area surrounding one of the Group’s coal mines. The acquisition of Invest Coal facilitates the extraction of mineral reserves of that coal mine. The acquisition of Invest Coal was accounted for as an acquisition of an asset as it did not constitute a business. On December 29, 2005, Invest coal was merged with Olzherassk Open Pit Mine.

(i)             Mechel Energo

On February 3, 2004, the Group acquired the assets of REK Energosbyt, later renamed Mechel Energo, an emerging energy trader in Siberia and Eastern Russia, whose primary asset was a license to operate in the wholesale segments of the Russian electricity market, for $2,005, including $1,735 paid with promissory notes and $270 in cash. The acquisition of Mechel Energo was accounted for as an acquisition of an asset as it did not constitute a business. The license was recorded as an intangible asset and is being amortized over five years.

(j)             Yakutugol

On January 24, 2005, the Group won the auction where the Government of Republic Sakha (Yakutia) sold shares of Yakutugol, a leading coal producer in the northeast of Russia. The Group acquired

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

25% plus one share for $411,182 in cash. Yakutugol extracts predominantly coking coal, as well as steam coal in open and underground mines. The company sells most of the output to the Asian Pacific region, primarily Japan, South Korea, and Taiwan, mostly under long-term contracts.

The purchase of Yakutugol shares was accounted for using the equity method of accounting and is included within long-term investments in related parties as of December 31, 2005. Property, plant and equipment and mineral licenses of Yakutugol were valued by independent appraisers as of December 31, 2004 and were adjusted for depreciation and depletion through January 24, 2005. The Group’s share in results of operations of Yakutugol is included in the consolidated financial statements from the date of acquisition of shares, January 24, 2005. The individual assets and liabilities of Yakutugol are not included in the accompanying consolidated financial statements of the Group as the Group accounts for Yakutugol as its equity-method investment. The following table summarizes the fair values of net assets of Yakutugol at the date of acquisition of shares:

January 24, 2005
Cash and cash equivalents	31,101
Other current assets	99,593
Property, plant and equipment	330,057
Mineral licenses	1,592,491
Current liabilities	(74,980)
Long-term liabilities	(144,045)
Deferred income taxes	(405,368)
Fair value of net assets of Yakutugol	1,428,849
Share of controlling shareholders in net assets of Yakutugol	(1,071,637)
Excess of investment over fair value of net assets acquired	53,970
Total investment	411,182

Current mineral licenses of Yakutugol expire in 2013, but based on the provisions of the Russian Subsoil Law their extension through the end of the estimated proven and probable reserve depletion period is considered by management to be reasonably assured. Government of Republic Sakha (Yakutia) owns majority ownership interest in Yakutugol, therefore, the renewal of mineral licenses upon their expiration in 2013 is expected to be virtually automatic. Consequently, the value assigned to mineral licenses includes such reasonably assured license extensions of $505,418. Yakutugol’s mineral licenses are amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period (2031).

The Group’s share in the Yakutugol’s net income for the year ended December 31, 2005 of $9,353 includes the effect of depletion of mineral licenses. Yakutugol is included in the mining segment.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(k)          Chelyabenergo

From April through December 2004, the Group acquired 3.77% of Chelyabenergo. In February 2005, Chelyabenergo was re-organized into several independent entities:

•       Chelyabenergo OAO E&E

•       Chelyabinsk Generating Holding Company

•       Chelyabinsk Energy Holding Company

•       Chelyabenergosbyt

•       Southern Urals Hydroelectric Station.

Later in 2005, another company was set up—Chelyabinsk Power Circuit. All holders of former Chelyabenergo shares received an equal number of shares in all new entities. After the split, the Group continued acquisition of shares in these companies and spent $6,079 for these purposes.

As of December 1, 2005, the Group possessed between 4.5% and 10.1% share in Chelyabenergo Group entities.

In December 2005, the Group sold vast majority of shares of Chelyabenergo OAO E&E, Chelyabinsk Generating Holding Company, Chelyabinsk Energy Holding Company and Southern Urals Hydroelectric Station (4.9%, 5.15%, 4.75% and 4.75% of each company, respectively), for the total consideration of $12,512, realizing a gain of $2,500 on such disposal. As of December 31, 2005, the Group’s total investment in Chelyabenergo Group entities was $4,792.

(l)             Mechel Coal Resources

Mechel Coal Resources consisted of the assets of Coal Washing Factory-38, a coal washing plant, and Gorbachev Mine, an underground coal mine primarily producing coking coal, which the Group acquired in December 2003 and May 2004, respectively. In August 2005, the Group made a decision to sell Mechel Coal Resources to Coal Trade Company, a Kazakh company not associated with the Group, for the total of $7,000. In addition, Coal Trade Company agreed to repay the $5,200 long-term loan issued by Mechel International Holdings AG to Mechel Coal Resources, which was included in the net assets of Mechel Coal Resources of $4,964 as of the date of sale. The total gain on disposal of Mechel Coal Resources amounted to $2,036.

(m)      Magnitogorsk Iron and Steel Works (MMK)

As of December 31, 2003, the Group had an investment in MMK shares and participated in the MMK board of directors. During the year ended December 31, 2004, the Group increased its investment in MMK through acquisition of 0.59% of non-voting preferred shares and 0.36% of common shares for the total cash consideration of $20,960. As a result, the Group subsidiaries owned 17.25% of ordinary shares and 12.57% of preferred shares as of December 20, 2004 having a carrying value of $69,353. On December 21, 2004, the Group sold most of its shares in MMK to a third party for the total of $870,000, including $90,000 paid under a mutual release agreement, in which all potential claims between Mechel, on one hand, and

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

MMK and its other shareholders, on the other, are waived. The total sales price was received in cash. The gain realized on the sales of MMK shares in 2004 was equal to $799,982, as 0.01% of ordinary shares with carrying value of $367 were transferred from Mechel to the buyer on January 17, 2005. The related sale proceeds of $701 were recorded as deferred income as of December 31, 2004 and the related gain of $334 was recognized in 2005.

(n)          Discontinued operations

On February 6, 2003, the Group entered into an agreement to acquire substantially all the assets of Zeljezara Sisak, a tube producer located in Croatia. As consideration, the Group paid $0.01 in cash. The Group committed to invest $8,600 to modernize Zeljezara Sisak’s plant and upgrade its capacity, as well as to maintain its workforce level for five years in return for receiving the business at no cost. The deal closed with registration of a new company, Mechel Zeljezara d.o.o. on March 17, 2003, whereby the assets of Zeljezara Sisak were transferred to Mechel Zeljezara. The acquisition of Mechel Zeljezara was accounted for using the purchase method of accounting.

On September 14, 2004, Mechel Trading, Mechel Zeljezara, and Zeljezara Sisak, concurrently concluded two agreements relating to the operations acquired by Mechel Zeljezara from Zeljezara Sisak. Pursuant to the first agreement, Zeljezara Sisak, the seller, assigned its rights and obligations under the original asset purchase agreement to the Croatian Privatization Fund. Pursuant to the second agreement, all parties terminated the original purchase agreement, subject to the following conditions: (1) transfer by Mechel Zeljezara to the Croatian Privatization Fund of the assets acquired by Mechel Zeljezara and the employees of the plant; (2) donation by Mechel Zeljezara of spare parts in the amount of $1,798 to the Croatian Privatization Fund; (3) the redemption by the Croatian government of a bank guarantee given to it pursuant to the original purchase agreement in the amount of $4,316; and (4) waiver of any and all claims against Mechel Trading and Mechel Zeljezara. The Group has started accounting for Mechel Zeljezara as discontinued operations from September 14, 2004. Mechel Zeljezara is currently in liquidation, which is expected to be concluded in 2006. The results of operations of Mechel Zeljezara are included in the consolidated financial statements from the date of acquisition, March 17, 2003.

Consequently, as of December 31, 2005 and 2004, the Group’s investment in Mechel Zeljezara was presented in the consolidated balance sheets, as follows:

	December 31, 2005	December 31, 2004
Condensed balance sheet select data
Cash and cash equivalents	88	273
Other current assets	—	974
Total current assets	88	1,247
Property, plant and equipment and other non-current assets	97	165
Total non-current assets	97	165
Accounts payable and accrued liabilities	(109)	(30)
Total current liabilities	(109)	(30)

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

In June 2002, management committed to a plan to discontinue and sell substantially all of its shares in both Belov Insurance Company and Uglemetbank as they were considered non-core to the Group’s operations and had generated net losses since acquisition. In October 2003, the Group sold its investment in Belov Insurance Company for $641 in cash and in November and December 2003 reduced its interest in Uglemetbank to 19%, by selling its shares for $4,521 in cash. The divestiture of the equity stakes in Belov Insurance Company and Uglemetbank resulted in a loss on disposal of $1,175, net of tax.

For the three years ended December 31, 2005, the Group’s operations pertaining to Mechel Zeljezara, Belov Insurance Company and Uglemetbank were presented on a net basis, as follows:

	For the years ended December 31,
		2004
		Mechel	Mechel		2003
	2005	Zeljezara	Zeljezara			Belov
	Mechel	Through	Upon		Mechel	Insurance	Uglemet	Loss on
	Zeljezara	disposal date	disposal	Total	Zeljezara	Company	bank	disposal	Total
Revenues and operating gains	12	26,531	—	26,531	22,037	2,549	1,234	—	25,820
Operating income (loss)	(116)	(13,083)	(2,806)	(15,889)	(4,904)	546	(1,251)	—	(5,610)
Income (loss) before taxes	(1,157)	(12,864)	(2,347)	(15,211)	(3,368)	321	(1,251)	(948)	(5,246)
Income tax effects	—	—	—	—	—	(185)	(132)	(227)	(544)
Loss from discontinued operations, net of tax	(1,157)	(12,864)	(2,347)	(15,211)	(3,368)	136	(1,383)	(1,175)	(5,790)

Mechel Zeljezara belonged to the Steel segment and Belov Insurance Company along with Uglemetbank belonged to the Mining segment.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(o)          Goodwill

Balance at December 31, 2002	3,329
Acquisition of Mechel Nemunas (Note 2(d))	2,073
Balance at December 31, 2003	5,402
Acquisition of Port Posiet (Note 2(e))	26,534
MMS shares exchange (Note 18)	7,505
Balance at December 31, 2004	39,441
Translation difference	139
Balance at December 31, 2005	39,580

Goodwill arising from the acquisition of Mechel Nemunas in 2003 and MMS minority interest in 2004 of $2,073 and $7,505, respectively, was allocated to the Steel segment. Goodwill arising from the acquisition of Port Posiet in 2004 of $26,534 was allocated to the Mining segment.

In accordance with SFAS No. 141, and SFAS No. 142, “Goodwill and Other Intangible Assets”, the excess of the fair value of net assets acquired over the purchase price (after reducing the value of non-current assets to zero) in the amounts of $271 and $5,740, which related to the acquisitions of minority interests in Krasnogorsk Open Pit Mine in October-December 2004 and Mechel Campia Turzii in June 2003, respectively, was recorded as extraordinary gain, net of tax, in the consolidated income statements.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(p)          Minority interest

The following table summarizes changes in minority interest for the three years ended December 31, 2005:

Balance at December 31, 2002	180,892
New acquisitions	23,481
Purchase of the minority interest in existing subsidiaries by the Group	(16,050)
Reduction on disposal of discontinued operations	(607)
Minority’s share in subsidiaries’ loss from continuing operations	(18,979)
Translation adjustment	15,607
Balance at December 31, 2003	184,344
New acquisitions	47,711
Purchase of the minority interest in existing subsidiaries by the Group	(41,039)
Minority’s share in subsidiaries’ income from continuing operations	11,673
Translation adjustment	12,135
Balance at December 31, 2004	214,824
New acquisitions	384
Purchase of the minority interest in existing subsidiaries by the Group	(82,241)
Reduction on disposal of discontinued operations	(321)
Minority’s share in subsidiaries’ income from continuing operations	6,879
Translation adjustment	(11,691)
Balance at December 31, 2005	127,834

At various dates during 2005, 2004 and 2003, the Group purchased minority interest in the following subsidiaries:

		Minority interest acquired
Year ended December 31, 2003:	Date of acquisition	%	amount	Cash paid
Tomusinsk Group Processing Plant	June 22	3.21%	103	46
Siberian Central Processing Plant	June 27	6.12%	2,921	204
Beloretsk Metallurgical Plant	November 5	29.38%	11,346	3,217
Other individually insignificant purchases	July-September	<2% each	1,680	309
			16,050	3,776

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

		Minority interest acquired
Year ended December 31, 2004:	Date of acquisition	%	amount	Cash paid
Beloretsk Metallurgical Plant	March 19	9.72%	2,553	261
Tomusinsk Group Processing Plant	July 2	5.99%	687	56
Izhstal	August-December	0.71%	861	230
Chelyabinsk Metallurgical Plant (CMP)	September-December	4.43%	26,884	34,191
Siberian Central Processing Plant	September 27	1.23%	721	54
Mechel Metal Supply (Note 18)	October 1	25.00%	1,878	—
Krasnogorsk Open Pit Mine	October-December	9.68%	2,844	592
Olzherassk Open Pit Mine	October 29	1.68%	206	24
Kuzbass Central Processing Plant	October-December	6.69%	2,261	808
Southern Kuzbass Coal Company	October-December	0.49%	837	379
Sibirginsk Open Pit Mine	December 30	4.03%	978	211
Korshunov Mining Plant (KMP)	February 25	4.75%	—	205
Lenina Mine (LM)	October 6	25.00%	—	4
Other individually insignificant purchases			329	6
			41,039	37,021

		Minority interest acquired
Year ended December 31, 2005:	Date of acquisition	%	amount	Cash paid
Chelyabinsk Metallurgical Plant (CMP)	Different dates through the year	6.81%	43,882	52,927
Izhstal	January-September	25.14%	30,784	15,999
Korshunov Mining Plant (KMP)	Different dates through the year	10.52%	—	3,424
Tomusinsk Auto Warehouse (TAW)	April-November	15.72%	2,882	543
Siberian Central Processing Plant (SCPP)	March 14, 2005	5.46%	85	461
Southern Urals Nickel Plant (SUNP)	April-November	0.62%	—	174
Tomusinsk Energo Management (TEM)	April-November	12.93%	1,462	163
Krasnogorsk Open Pit Mine (KOPM)	January-November	1.50%	444	101
Kuzbass Central Processing Plant (KCPP)	January-February	0.16%	1,071	53
Sibirginsk Open Pit Mine (SOPM)	January-March	0.68%	1,080	33
Beloretsk Metallurgical Plant (BMP)	June-December	0.11%	35	25
Olzherassk Open Pit Mine (OOPM)	January-November	1.16%	147	13
Lenin Mine (LM)	April-November	0.43%	—	10
Vzryvprom	April-November	1.93%	34	9
Other individually insignificant purchases	February-November		5	2
Mechel Targoviste SA	April-December	2.62%	52	—
Mechel Campia Turzii SA	June-December	3.90%	278	—
			82,241	73,936

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As discussed in Note 18, the acquisition of the remaining 25% interest in Mechel Metal Supply was carried out through issuance of treasury stock on October 1, 2004.

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

On different dates throughout 2005, the Group acquired 6.81% of voting stock of Chelyabinsk Metallurgical Plant for consideration of $52,927 paid in cash. The purchase of a minority interest in CMP was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $11,900 of the amounts that otherwise would have been assigned to property, plant and equipment in accordance with SFAS No. 141. The purchase of minority share in CMP was recorded in the consolidated financial statements for the year ended December 31, 2005.

On different dates through 2005, the Group acquired 25.14% of voting stock of Izhstal for consideration of $15,999 paid in cash. The purchase of a minority interest in Izhstal was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $19,400 of the amounts assigned to non-current assets, except for deferred income tax asset. The purchase of minority share in Izhstal was recorded in the consolidated financial statements for the year ended December 31, 2005.

In accordance with purchase agreement concluded on acquisition of Mechel Targoviste and Mechel Campia Turzii, the Group converted long-term debt of these two companies into shares. As a result of this conversion, the Group’s share was increased by 2.62% and by 3.9% in Mechel Targoviste and in Mechel Campia Turzii, respectively.

The Group has accounted for the purchases of minority interest under the purchase method of accounting.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(q)          Pro forma condensed consolidated income statement data (unaudited)

The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2005, gives effect to the business combinations that occurred in 2005, as if they had occurred at the beginning of 2005 and (ii) 12 months ended December 31, 2004, gives effect to the business combinations that occurred in 2005 and 2004, as if they had occurred at the beginning of 2004:

	Year ended December 31,
	2005	2004
Revenue, net	3,805,810	3,706,781
Net income	380,555	1,345,375
Net income per share	0.94	3.60

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

	Year ended December 31,
	2004	2003
Revenue, net	3,705,596	2,081,653
Net income	1,345,999	135,978
Net income per share	3.60	0.37

These unaudited pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

3.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)               Basis of accounting

Russian affiliates and subsidiaries of the Group maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations (“RAR”). Certain other foreign subsidiaries and affiliates maintain their books and records in different foreign currencies and prepare accounting reports in accordance with generally accepted accounting principles (“GAAP”) in various jurisdictions. The financial statements and accounting reports for the Group and its subsidiaries and affiliates for the purposes of preparation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been translated and adjusted on the basis of the respective standalone Russian statutory or other GAAP financial statements.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The accompanying consolidated financial statements differ from the financial statements issued for Russian statutory and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) foreign currency translation; (5) deferred income taxes; (6) accounting for tax penalties; (7) revenue recognition, and (8) valuation allowances for unrecoverable assets.

b)     Basis of consolidation

The consolidated financial statements of the Group include the accounts of all majority owned subsidiaries where no minority shareholder or group of minority shareholders exercises substantive participating rights. Investments in companies that the Group does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for under the equity method. Accordingly, the Group’s share of net earnings and losses from these companies is included in the consolidated income statements as income from equity investments. All other investments in equity securities are recorded at cost. Intercompany profits, transactions and balances have been eliminated in consolidation.

c)     Goodwill and negative goodwill

Purchase price has been allocated to the fair value of net assets acquired. Purchase price in excess of the fair value of identified assets and liabilities acquired was capitalized as goodwill. The excess of the fair value of net assets acquired over cost is called negative goodwill, and was allocated to the acquired noncurrent assets, except for deferred taxes, if any, until they were reduced to zero.

For the investees accounted for under the equity method, the excess of cost of the stock of those companies over the Group’s share of fair value of their net assets as of the acquisition date is treated as goodwill embedded in the investment account. Goodwill arising from equity method investments is not amortized, but tested for impairment on annual basis.

d)     Minority interest

Minority interests in the net assets and net results of consolidated subsidiaries are shown under “Minority interest” in the accompanying consolidated balance sheets and income statements. Minority interests in the net liabilities of acquired companies were recorded as additional goodwill, and when subsequently acquired, reversed. For majority-owned subsidiaries that incur losses, the Group’s recognizes 100% of the losses, after first reducing the related minority interests’ balances to zero, unless minority shareholders committed to fund the losses.

Further, when a majority-owned subsidiary becomes profitable, the Group recognizes 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Group recognizes profits in accordance with the underlying ownership percentage.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

e)     Reporting and functional currencies

The Group has determined its reporting currency to be the U.S. dollar. The functional currencies for Russian and Romanian subsidiaries of the Group are the ruble and the Romanian lei, respectively. As the economy of Romania was considered highly inflationary through September 30, 2004, transactions and balances of respective domestic operations not already measured in U.S. dollars were re-measured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation”. The objective of this re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities have been translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current non-monetary assets, liabilities and shareholders’ equity, are stated at their actual dollar cost or are restated from their historic cost, by applying the historical exchange rate as at the date of the original transaction. Income and expenses are restated by applying the annual average exchange rates. Items in the statement of cash flows are translated at the annual average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from re-measurement of the local currencies to U.S. dollars are included in the consolidated income statement as “Foreign exchange gain (loss)”.

The U.S. dollar is the functional currency of the other international operations of the Group.

Effective October 1, 2004, Romania no longer meets the criteria for highly inflationary economies for purposes of applying SFAS No. 52. Accordingly, for the periods starting October 1, 2004, respectively, Mechel’s Romanian subsidiaries no longer re-measure transactions and balances from their functional currency in lei into reporting currency in U.S. dollars but translate lei into U.S. dollars using the current rate method as prescribed by SFAS No. 52. The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income. Mechel’s Russian subsidiaries translate rubles into U.S. dollars using the current rate method as prescribed by SFAS No. 52 for all periods presented.

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

g)     Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with the requirements of SFAS No. 141. For the purpose of determining the carrying amounts of the property, plant and equipment pertaining to interests of non-controlling shareholders in business combinations when less than a 100% interest is acquired, the Group uses appraised fair values as of the acquisition dates in the absence of reliable and accurate historical cost bases for property, plant and equipment, which represents a departure from

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

US GAAP. The portion of minority interest not related to property, plant and equipment is determined based on the historical cost of assets and liabilities.

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

Development costs are capitalized beginning after proven and probable reserves are established. At the Group’s surface mines, these costs include costs to further delineate the mineral deposits and initially expose the mineral deposits. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

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

A decision to abandon, reduce or expand activity on a specific mine is based upon many factors, including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral licenses, and the likelihood that the Group will continue exploration on the mine. Based on the results at the conclusion of each phase of an exploration program, properties that are not economically feasible for production are reevaluated to determine if future exploration is warranted and that carrying values are appropriate. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the companies owning such mineral rights.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The following useful lives are used as a basis for calculating depreciation:

	Useful economic lives
Category of asset	estimates, years
Buildings	20	-	45
Land improvements	20	-	50
Operating machinery and equipment, including transfer devices	7	-	30
Transportation equipment and vehicles	4	-	15
Tools, furniture, fixtures and other	4	-	8

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

k)     Intangible assets

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to sixteen years. Indefinite-lived intangibles are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

evaluation assumes determination of fair value of intangible assets based on a valuation model that incorporates expected future cash flows and profitability projections.

l)      Long-lived assets impairment, including definite-lived intangibles and goodwill

The Group follows the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, with respect to impairment of goodwill. The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to assets retirement obligations (ARO)), and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by SFAS No. 144 and SFAS No. 142. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other factors), production levels, capital and reclamation costs, all based on the engineering life of mine plans. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

SFAS No. 142 prohibits the amortization of goodwill and negative goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. The Group determines fair value by utilizing discounted cash flows. The fair value test required by SFAS No. 142 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

reporting unit’s assets and liabilities (a hypothetical purchase price allocation). SFAS No. 142 requires companies to perform the impairment test at least annually.

If goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment. The Group did not have any impairment loss as a result of adopting SFAS No. 142 and perform the required impairment test.

The Group performed an impairment analysis of property, plant and equipment and mineral reserves at Southern Urals Nickel Plant (SUNP, Mining segment) and related goodwill originated from its acquisition by the Group as several impairment indicators existed as of December 31, 2004 and 2005, including operating losses and change in market environment. As a result of this analysis, the Group concluded that no impairment loss existed as of those dates.

In December 2005, the Group decided to restructure the production process in Mechel Targoviste S.A. and Mechel Campia Turzii S.A. (Steel segment) in order to increase their efficiency and profitability. As a result of this restructuring certain production workshops of Mechel Targoviste S.A. and Mechel Campia Turzii S.A. will be closed and abandoned in early 2006 with property, plant and equipment being disposed of other than by sale. As of December 31, 2005, the carrying value of property, plant and equipment of these workshops was $5,825 for Mechel Targoviste S.A. and $6,842 for Mechel Campia Turzii S.A. and was written off in full amount. As of December 31, 2005, the Group reviewed the remaining property, plant and equipment of these Romanian subsidiaries for impairment. As a result of such impairment analysis, the Group did not consider the assets impaired.

m)    Finance lease

The cost of equipment acquired under the capital (finance) lease contracts is measured at lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet in full amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review. Capital lease liabilities are divided into long-term and current portion based on the agreed payment schedule and discounted using the lessor’s implicit interest rate.

n)     Inventories

Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and allocation of fixed and variable production overheads. Raw materials are valued at a purchase cost inclusive of freight and other shipping costs.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Coal, nickel and iron ore inventory costs include direct labor, supplies, depreciation of equipment, depletion of mining assets and amortization of licenses to use mineral reserves, mine operating overheads and other related costs.

Market value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

o)     Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. The Group reviews the valuation of accounts receivable on a regular basis. The amount of provision for doubtful debts is calculated based on the ageing of balances in accordance with contract terms. We apply specific rates to overdue balances of Group subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over 3 years or due from bankrupt entities) are written-off against provision or charged off to operating expenses (if no provision was created in previous periods).

p)     Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in transit, checks and deposits with banks, as well as other bank deposits with an original maturity of three months or less.

q)     Retirement benefit obligations

The Group’s Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). The Group’s contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280 thousand rubles or approximately $10 translated at the exchange rate of the rubles to the U.S. dollar at December 31, 2005) to 2% (applied to the part of the annual gross salary above 600 thousand rubles or approximately $21 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2005) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2005, 2004 and 2003 were $47,893, $39,511 and $25,883, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In addition, the Group has a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. The Group accounts for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan. The Group’s obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds.

r)     Revenue recognition

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

s)     Advertising costs

Advertising costs are expensed as incurred. During the years ended December 31, 2005, 2004 and 2003 advertising costs were insignificant.

t)      Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling, distribution and operating expenses. These costs totaled $389,598, $326,393 and $206,564 for the years ended December 31, 2005, 2004 and 2003, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

u)     Income taxes

Provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force. The Group accounts for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”, and related interpretations. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

Prior to January 1, 2003, when Russia was deemed to be hyper-inflationary and as a result of remeasuring its financial statements the Group did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities of its Russian subsidiaries that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes. The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group’s Russian subsidiaries (from U.S. dollar to ruble) and when Russia ceased to be considered hyper-inflationary on January 1, 2003, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on January 1, 2003.

The Group did not recognize deferred tax liabilities or assets for those differences relating to assets and liabilities of its Romanian subsidiaries that, under SFAS No. 52, are re-measured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes until September 30, 2004, as Romanian economy was considered hyper-inflationary. The deferred tax effect associated with the temporary differences that arose from the change in the functional currency of the Group’s Romanian subsidiaries (from U.S. dollar to lei) and when Romania ceased to be considered hyper-inflationary on October 1, 2004, was reflected as an adjustment to the cumulative translation adjustment component of accumulated other comprehensive income on October 1, 2004.

v)     Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as additional pension liabilities not yet recognized as net periodic pension cost. For the years ended December 31, 2005, 2004 and 2003, as a result of the change in functional currency as described in Note 3(e), in addition to the net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency, in accordance with SFAS No. 52, and adjustments of available-for-sale securities.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

w)     Stock-based compensation

The Group follows the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for the stock-based compensation arrangement with one of its executives. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and to make disclosures in accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123”. Because the fair value accounting requires use of valuation models that were not developed for use in valuing employee stock awards, the Group has elected to account for its stock-based compensation in accordance with the provisions of APB Opinion No. 25 and related interpretations.

Accordingly, the compensation cost was recognized based on the excess, if any, of the fair market value of the Group’s shares on the measurement date (July 1, 2003) over the amount an executive must pay to acquire the shares. The Group recognized compensation expense on a straight-line basis over the remaining vesting period of the award through April 15, 2004.

The Group does not present pro forma disclosures of results of operations as if the fair value method had been applied, as the result would be substantially the same when compared to the intrinsic method applied in accordance with APB Opinion No. 25.

x)     Segment reporting

According to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, segment reporting follows the internal organizational and reporting structure of the Group. Corresponding to the main products and services the Group’s organization comprises two business segments:

Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware and coke products.

Mining segment, comprising production and sales of coal (coking and steam), iron ore and nickel, which supplies raw materials to the Steel segment and also sells substantial amounts of raw materials to third parties.

y)     Financial instruments

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable approximates their fair value at December 31, 2005 and 2004. For long-term borrowings, the difference between the fair value and carrying value was not material. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (see also Note 8).

z)     Derivative instruments and hedging activities

The Group recognizes all its derivative instruments as either assets or liabilities at fair value in accordance with SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, and related interpretations. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2005, 2004 and 2003, the Group did not have any derivatives designated as hedging instruments. Therefore, the gain or loss on a derivative instruments held by the Group was recognized currently in income. The net loss of $418, $1,480 and $447 related to the change in the fair value of the derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated income statements for the years ended December 31, 2005, 2004 and 2003, respectively. Foreign currency forward and options contracts outstanding as of December 31, 2004 related to the purchase of $38,367 and 5,000 Euros for Euros and U.S. dollars, respectively (none as of December 31, 2005).

aa)   Concentration of credit and other risks

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

	At April 17,	Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
Currency	2006	2005	2004	2003	2005	2004	2003
Russian ruble	27.70	28.78	27.75	29.45	28.29	28.82	30.69
Swiss franc	1.30	1.31	1.13	1.25	1.24	1.24	1.34
Euro	0.83	0.84	0.73	0.79	0.80	0.81	0.88
Romanian lei**	2.89	3.11	29,067	32,595	2.91	32,637	33,200
Croatian kuna	6.04	6.23	5.64	6.12	5.97	6.04	6.70
Lithuania lit	2.85	2.91	2.53	2.76	2.77	2.78	2.83
Kazakhstan tenge	134.35	133.66	130.00	143.95	132.67	136.04	149.49

*                    Exchange rates shown in local currency units for one U.S. dollar

**             On July 1, 2005, Romanian lei was denominated in proportion 1/10,000

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The majority of the balances and operations not already denominated in the reporting currency were denominated in the Russian ruble, Romanian lei, Swiss franc and euro.

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia (“CBR”) and are generally considered to be a reasonable approximation of market rates.

bb)   Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Such reclassifications have no impact on net income or shareholders’ equity.

cc)   Recently issued accounting pronouncements

Inventory costs

In December 2004, the FASB issued SFAS No. 151, “Inventory costs” (“SFAS No. 151”), which amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current period expenses. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group will apply the provisions of the Statement prospectively to inventory costs incurred on or after January 1, 2006. The adoption of this standard is not expected to have a material impact on the Group’s financial position and results of operations.

Share-based payment

In December 2004, the FASB issued revised SFAS No. 123R, “Share-based payment” (“SFAS No. 123R”). SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS No. 123R is effective as of the beginning of the annual reporting period that begins after June 15, 2005. The Group adopted the provisions of SFAS No. 123R on January 1, 2006. The adoption of this standard is not expected to have a material impact on the Group’s financial position and results of operations.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—an Amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 amends Opinion 29 to eliminate

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change. The adoption of SFAS No. 153 by the Group in 2005 did not have a material impact on its financial position and results of operations.

Accounting for Conditional Assets Retirement Obligations

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Assets Retirement Obligations” (“FIN 47”), that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. The Interpretation is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 in 2006 is not expected to have a material impact on the Group’s financial position and results of operations.

Accounting for Stripping Costs Incurred during Production in the Mining Industry

On March 17, 2005, the EITF issued Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-6”). EITF 04-6 provides that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The adoption of EITF 04-6 in 2006 is not expected to have a material impact on the Group’s financial position and results of operations.

Accounting for Preexisting Relationships between the Parties to a Business Combination

In October 2004, the FASB ratified the consensus reached by the EITF on Issue 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination” (“EITF 04-1”). EITF 04-1 requires that a business combination between two parties that have a preexisting relationship be evaluated to determine if a settlement of a preexisting relationship exists. EITF 04-1 is effective prospectively for business combinations consummated in reporting periods beginning after October 13, 2004. The adoption of EITF 04-1 in 2005 did not have a material impact on the Group’s financial position and results of operations.

Mining Assets: Impairment and Business Combinations

In March 2004, the EITF reached consensus on Issue No. 04-3, “Mining Assets: Impairment and Business Combinations” (“EITF 04-3”). EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. The Group currently assesses impairment on the projected mine life of each project or license period, whichever is shorter, utilizing existing technology. The adoption of EITF 04-3 in 2005 is not expected to have a material impact on the Group’s financial position and results of operations.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Accounting for the Impairment or Disposal of Long-Lived Assets

In November 2004, the EITF reached a final consensus on Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations” (“EITF 03-13”). EITF 03-13 addresses the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and whether the selling entity will have significant continuing involvement in the operations of the disposed entity. The consensus should be applied to a component that is either disposed of or classified as held for sale in periods beginning after December 15, 2004. The adoption of EITF 03-13 in 2005 did not have a material impact on the Group’s financial position and results of operations.

Accounting and reporting of a change in accounting principle

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. SFAS No. 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. The Group will begin applying the provisions of this statement in 2006. The adoption of SFAS No. 154 is not expected to have a material impact on the Group’s financial position and results of operations.

Accounting for purchases and sales of inventory with the same counterparty.

In September 2005, EITF reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 relates to defining the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction; and defining whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective prospectively for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The Group will begin applying the provisions of this statement in 2006. The adoption of EITF 04-13 is not expected to have a material impact on the Group’s financial position and results of operations.

Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 (SFAS No. 156)”, which changes the requirements of accounting for servicing of financial assets. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. In addition, all separately recognized servicing assets and servicing liabilities are to be initially

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

measured at fair value. SFAS No. 156 is effective as of beginning of the first fiscal year that begins after September 15, 2006. The Group will begin applying the provisions of this statement in 2007. The adoption of SFAS No. 156 is not expected to have a material impact on the Group’s financial position and results of operation.

4.      CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31, 2005	December 31, 2004
Russian ruble bank deposits	30,611	33,784
USD bank deposits	106,639	962,960
EURO bank deposits	164,784	20,235
Other	9,741	7,782
Total cash and cash equivalents	311,775	1,024,761

5.      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of:

	December 31, 2005	December 31, 2004
Domestic customers	48,385	41,553
Foreign customers	109,773	114,894
Total accounts receivable	158,158	156,447
Less allowance for doubtful accounts	(17,509)	(20,850)
Total accounts receivable, net	140,649	135,597

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2005	2004	2003
Balance at beginning of year	(20,850)	(22,276)	(21,942)
Provision for doubtful accounts receivable	(3,569)	7,859	(9,056)
Accounts receivable written off /(Recovery of accounts previously written off), net	6,983	(5,900)	14,471
Provision for doubtful accounts of acquired entities	(73)	(533)	(5,749)
Balance at the end of year	(17,509)	(20,850)	(22,276)

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

6.      INVENTORIES

Inventories are comprised of:

	December 31, 2005	December 31, 2004
Finished goods	174,173	230,876
Raw materials and purchased parts	235,782	243,535
Work-in-process	86,703	94,134
Total inventories	496,658	568,545

7.      PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31, 2005	December 31, 2004
VAT and other taxes recoverable	277,832	234,650
Prepayments and advances for materials	34,734	66,448
Other current assets	34,415	47,992
Total other current assets	346,981	349,090

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

8.      LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31, 2005	December 31, 2004
Equity method investments	408,377	7,353
Magnitogorsk Iron&Steel Works (MMK)	—	367
Other related parties	331	1,550
Total investments in related parties	408,709	9,270
Cost method investments	10,772	14,259
Other	5,376	52,404
Total other long-term investments	16,148	66,663
Total long-term investments	424,856	75,933

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2004, included in other long-term investments were $32,408 and $16,278 of advances issued to state auction authorities related to the acquisition of shares in Yakutugol and CMP, respectively. The Group prevailed in both auctions subsequent to December 31, 2004.

(a)   Equity method investments

Equity method investments are comprised of:

	Percent voting shares held at December 31,		Investment carrying value at December 31,
Investee	2005	2004	2005	2004
Yakutugol (Mining segment)	25%	—	399,522	—
Mechel Energy AG (Conares Eagle) (Mining segment)	50%	50%	3,417	4,352
TPTU (Mining segment)	40%	29%	2,654	1,724
TRMZ (Mining segment)	25%	25%	1,444	1,277
RIKT (Mining segment)	36%	—	1,340	—
Total equity method investments			408,377	7,353

25%+1 shares of Yakutugol were acquired by the Group on January 24, 2005. The core business of Yakutugol is extraction and processing of coal (Note 2(j)).

Conares Eagle Ltd was a joint venture with U.K. trading partners of the Group that facilitated the Group’s sales in Europe. In 2003, Conares Eagle Ltd ceased its operations and transferred all its business to Swiss-based company Mechel Energy AG (formerly named “Conares Eagle AG”), in which the Group also owns 50%. In September 2004, Conares Eagle Ltd was officially closed.

TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by Southern Kuzbass Coal Company (SKCC) and its subsidiaries. TRMZ provides repair services to the Group’s subsidiaries.

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group’s subsidiaries and to third parties.

RIKT (Russian-Italian Telephone Company) shares are owned by SKCC and its subsidiaries. The core business is provision of communication services both to the Group’s subsidiaries and to third parties.

As of December 31, 2005, there were no equity investments other than those disclosed in the table above.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Summarized unaudited financial information on equity method investees as of December 31, 2005 and 2004 and for the years then ended is as follows:

Income data	2005	2004
	(unaudited)	(unaudited)
Revenues and other income	706,931	154,065
Operating income (loss)	83,885	15,282
Net income (loss)	42,368	11,382

	At December 31,	At December 31,
Balance sheet data	2005	2004
	(unaudited)	(unaudited)
Current assets	213,648	26,604
Non-current assets	1,855,770	11,889
Current liabilities	93,055	13,955
Non-current liabilities	553,057	766

The following table shows movements in the equity method investments:

	Capital investment	Share in net income/(loss) since acquisition	Total
January 1, 2003	3,863	162	4,025
Investments	598	—	598
Share in net income	—	1,221	1,221
Disposals through sales and write off	(490)	—	(490)
Reclassification upon consolidation	(2,073)	—	(2,073)
December 31, 2003	1,898	1,383	3,281
Share in net income	—	4,621	4,621
Disposals through sales and write off	(549)	—	(549)
December 31, 2004	1,349	6,004	7,353
Investments	412,182	—	412,182
Translation difference	(18,322)	—	(18,322)
Dividends	(5,262)	—	(5,262)
Share in net income	—	12,426	12,426
December 31, 2005	389,947	18,430	408,377

Cash dividends received from equity investees amounted to $2,000 for the year ended December 31, 2005.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(b)   Cost method investments

Cost method investments represent investments in equity securities of various Russian companies, where the Group has less than a 20% equity interest and no significant influence. As shares of those Russian companies are not publicly traded, their market value is not available and the investment is recorded at cost.

The investments were not evaluated for impairment because the Group did not identify any events or changes in circumstances that may have a significant effect on the fair value of these investments.

Decrease of $3,487 in the amount of cost method investments held by the Group as of December 31, 2005 is mainly due to the transactions with Chelyabenergo shares in 2005 (note 2 (k)).

9.      RELATED PARTIES

During the three years ended December 31, 2005, the Group had the following transactions and current balances in settlement with related parties:

	2005
			Financing	Balances at December 31, 2005
			provided	Receivable	Payable	Total
	Purchases	Sales	(received), net	from	to	outstanding, net
Uglemet Kooperatsia	1,007	—	—	—	—	—
Mechel Energy AG	—	59,257	—	990	—	990
Methol	114	—	—	—	—	—
TPTU	2,313	106	—	21	(135)	(114)
TRMZ	7,862	4,044	—	—	(463)	(463)
Yakutugol	61,271	1,293	—	3,437	(2,117)	1,320
Uglemet	543	—	—	—	—	—
Metal Holding	—	—	287	—	—	—
Collierville	—	—	124	—	—	—
Fiscon Trust	118	—	—	18	(2)	16
Siga Treuhand	848	—	—	—	—	—
Other	719	731	—	7	(220)	(213)
Total	74,795	65,431	411	4,473	(2,937)	1,536

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	2004
			Financing	Balances at December 31, 2004
			provided	Receivable	Payable	Total
	Purchases	Sales	(received), net	from	to	outstanding, net
Conares Holding	—	—	—	1,199	—	1,199
Uglemet Kooperatsia	—	944	—	9,271	(605)	8,666
MMK	2,509	2	—	—	—	—
Mechel Energy AG	—	63,528	—	759	—	759
Methol	—	—	—	2,658	(354)	2,304
Uglemet	67	3	—	920	(2)	918
TPTU	2,564	101	—	40	(217)	(177)
TRMZ	4,927	3,134	—	6	(356)	(350)
ZAO Consultatsia i Marketing	592	—	1,280	721	(7)	714
Metal Holding	480	—	—	—	(1,354)	(1,354)
Collierville	120	—	—	—	(346)	(346)
Fiscon Trust	104	—	—	16	—	16
Siga Treuhand	318	—	—	—	—	—
Other	1,075	1,094	—	884	(507)	377
Total	12,756	68,806	1,280	16,474	(3,748)	12,726

	2003
			Financing	Balances at December 31, 2003
			provided	Receivable	Payable	Total
	Purchases	Sales	(received), net	from	to	outstanding, net
Conares Holding	1,541	166	26,282	—	(3,713)	(3,713)
Uglemet Kooperatsia	—	177	4	12,677	(207)	12,470
Korshunov Mining Plant	45,661	5,720	23,128	—	—	—
MMK	154,041	162,809	—	6,075	(7,877)	(1,802)
Mechel Energy AG	—	37,210	—	4,074	—	4,074
Methol	—	—	587	1,793	(6)	1,787
Uglemet	54	2	—	5	(47)	(42)
Other	11,195	5,859	(1,064)	3,906	(2,037)	1,869
Total	212,492	211,943	48,937	28,530	(13,887)	14,643

(a)   Conares Holding

During 2004 and 2005, there were no significant transactions between the Group and Conares Holding. The outstanding account receivable from Conares Holding as of December 31, 2004, amounted to $1,199 and represents the difference between the amount of $3,713 payable to Conares Holding AG as of December 31, 2003 and actual payments made in during 2004. The remaining amount of $1,199 was repaid in 2005.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(b)   Uglemet Kooperatsia

Uglemet Kooperatsia, a company affiliated with the Controlling Shareholders, provided and received financing from the Group during 2002 in the form of loans and advance payment financing for certain of the Group’s operating subsidiaries.

During 2004 and 2005 there were no significant transactions between the Group and Uglemetkooperatsia.

As of December 31, 2004, the amount receivable from Uglemet Kooperatsia by the Group was $9,271, which represented the amounts due under unsecured loans and the amount payable to the company is $605 resulting from the advances received and accounts payable resulting from trading activities with the Group’s subsidiaries during 2003.

During 2005, loans due from Uglemet Kooperatsia were repaid. On July 8, 2005, Uglemet Kooperatsia was liquidated.

(c)    Magnitogorsk Iron and Steel Works (MMK)

In 2004, the Group had an investment in MMK shares and participated in the board of directors. The Group subsidiaries owned 17.25% of ordinary shares and 12.57% of preferred shares through December 22, 2004. The disposal of MMK shares is disclosed in Note 2(o).

The Group had significant purchase and sales transactions with MMK during 2003. The Group sold coal and coke to MMK, and purchased metal products for resale through its distribution channels. During the year ended December 31, 2003, the Group sold coal and coke to MMK in the amount of $126,279, with other sales of $36,530, and purchased metal products for resale in the amount of $154,041. During the year ended December 31, 2004, the Group curtailed sales of coal and coke to and purchases of metal from MMK. The purchases of metal from MMK amounted to $2,509. Sales and purchases to and from MMK were made on market terms.

(d)   Mechel Energy AG

Mechel Energy AG, formerly named Conares Eagle AG, in which the Group owns 50% of its ordinary shares, purchased coal from the Group during the years ended December 31, 2005 and 2004 in the amount of $59,257 and $63,528, respectively. Sales to Mechel Energy AG were made on market terms with average margin attributable to coal sales.

(e)    Tomusinskiy Transportation Management Center (TPTU)

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2005 and 2004, the Group purchased transportation services in the amount of $2,313 and $2,564, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(f)    Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25.00% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2005 and 2004, the Group purchased repair services in the amount of $7,862 and $4,927, respectively.

(g)    Uglemet and Methol

Uglemet and Methol, companies wholly owned by the Controlling Shareholders, had no material transactions with the Group during 2004 and 2005. On July 5, 2005, Uglemet was liquidated.

(h)   Metal Holding and Collierville

Metal Holding and Collierville are companies in which relatives of directors of certain Group subsidiaries are beneficiaries. Accounts payable to Metal Holding and Collierville as of December 31, 2004, of $1,354 and $346, respectively, represent mostly payments for management services received. During 2004, the Group purchased management services in the amounts of $480 and $120 from Metal Holding and Collierville, respectively. The charged amounts were paid by the Group in 2005. Also, in 2005 the Group provided financing to Metal Holding and Collierville in the amount of $287 and $124, respectively.

(i)    Fiscon Trust and Siga Treuhand

In 2004, the Group entered into secondment agreements with Fiscon Trust and Siga Treuhand, which provided workforce to certain subsidiaries of the Group.

(j)    Yakutugol

The Group owns 25% of the ordinary shares in Yakutugol which provides the Group with coal. During the year ended December 31, 2005, the Group’s purchases from Yakutugol amounted to $61,271. The Group’s sales of services and auxiliary materials to Yakutugol amounted to $1,293. As of December 31, 2005, the Group had accounts payable to Yakutugol for goods supplied of $2,117 and dividends receivable of $3,437.

(k)   Other related parties

Financing provided to other related parties, primarily shareholders of the Group and investee companies, consisted of short-term maturity, unsecured and interest-free instruments.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

10.   INTANGIBLE ASSETS, NET

Identifiable intangible assets, net are comprised of:

	December 31, 2005	December 31, 2004
Intangible assets with determinable lives:
Energy license	1,872	2,264
Software	1,589	1,824
Intangible pension asset	3,962	1,932
Other	167	359
Total intangible assets	7,590	6,379

11.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	December 31, 2005	December 31, 2004
Land improvements	39,600	35,326
Buildings	449,939	319,644
Transfer devices	52,786	33,420
Operating machinery and equipment	751,069	697,159
Transportation equipment and vehicles	126,532	92,740
Tools, furniture, fixtures and other	64,171	47,802
	1,484,097	1,226,091
Less: accumulated depreciation	(391,946)	(288,673)
Operating property, plant and equipment, net	1,092,151	937,418
Mining, processing plant and equipment	187,930	142,710
Less: accumulated depletion	(29,825)	(26,631)
Mining, processing plant and equipment, net	158,105	116,079
Construction-in-progress	258,728	221,225
Property, plant and equipment, net	1,508,984	1,274,722

Included within construction-in-progress are advances to suppliers of equipment of $26,839 and $37,644 as of December 31, 2005 and 2004, respectively. During the years ended December 31, 2005, 2004 and 2003, the Group incurred interest expenses of $58,192, $61,218 and $52,924, respectively, of which interest capitalized in the cost of property, plant and equipment was $17,363, $9,809 and $4,408, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

12.   MINERAL LICENSES, NET

Mineral licenses, net, are comprised of the following:

	December 31, 2005	December 31, 2004
Coal deposits	192,700	92,181
Iron ore deposits	78,120	87,159
Nickel deposits	29,574	30,676
Limestone deposits	3,018	3,126
Mineral licenses before depletion	303,412	213,142
Accumulated depletion	(61,406)	(46,659)
Mineral licenses, net	242,006	166,483

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

In valuation of mineral licenses the Group used only quantities of proven and probable deposits that are expected to be produced within the term of the Group’s current licenses. The Group’s mining segment production activities are located primarily within Russia; therefore, all of the information provided in this note pertains to this region.

The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire between 2005 and 2027, with the most significant licenses expiring between 2012 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates.

In November 2004, SKCC won the auction to develop a coking coal mine in the Sibirginskaya Mine area in the Kuzbass region of Russia for $2,487 paid in cash. The coal reserves of the Sibirginskaya Mine license area are estimated at approximately 40 million tonnes, based on independent reserve evaluation. Due to the fact that official registration of the right to develop a coking coal mine in the Sibirginskaya Mine area is granted in December 2004, mineral licenses of $2,487 were recorded in consolidated financial statements as of December 31, 2004.

In December 2004, SKCC won two auctions for the right to use subsoil plots for coking coal exploration and mining at the Raspadsky Open Pit Mine and Berezovsky-2 areas, with total reserves of 55.5 million tonnes according to independent reserve evaluation. The consideration paid for the right to

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

use subsoil plots for coking coal exploration and mining at the Raspadsky Open Pit Mine and Berezovsky-2 areas amounted to $1,030 and $780, respectively.

In April 2005, SKCC won the auction for exploration and development of Erunakovskaya-1 and Erunakovskaya-3 coal mines near Kemerovo for the total consideration of $19,118 paid in cash.

In June 2005, SKCC acquired the right for exploration and development of coking coal from Olzherasskaya, Razvedochny and Sorokinsky coal mines in the Kemerovo region for the total consideration of $69,300 paid in cash.

13.   DEBT

	December 31, 2005		December 31, 2004
Short-term borrowings and current portion of long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	26,404	7-25	93,876	3-25
Bonds issue	178,420	7-11.75	36,038	16.9
Corporate lenders	251	0-11	11,371	0
Total	205,075		141,285
U.S. dollar-denominated:
Banks and financial institutions	163,247	4.3-8.9	189,332	3.6-11
Corporate lenders	1,032	7.25-10	11,420	7.3-8
Total	164,279		200,752
Euro-denominated:
Banks and financial institutions	13,978	4-10.3	1,561	4-5.5
Corporate lenders	1,413	24	—
Total	15,391		1,561
Romanian lei-denominated:
Banks and financial institutions	4,558	5.5-8	4,790	20.5-24
Total	4,558		4,790
Swiss francs—denominated
Banks and financial institutions	108	6	—	—
Total	108		—
Total short-term borrowings	389,411		348,388
Current portion of long-term debt	—		492
Total short-term borrowings and current portion of long-term debt	389,411		348,880

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2005 and 2004 was 10.29% and 11.88% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2005 and 2004 was 6.34% and

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

4.82% p.a., respectively. The weighted average interest rate of the euro-denominated short-term borrowings as of December 31, 2005 and 2004 was 7.90% and 4.19% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2005 and 2004 was 7.32% and 22.18% p.a., respectively. The weighted average interest rate of the Swiss frank-denominated short-term borrowings as of December 31, 2005 was 6.00% p.a.

	December 31, 2005		December 31, 2004
Long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	—		50	—
Bonds issue	2,353	7	180,189	10.7-11.8
Corporate lenders	—		4,140	0
Total	2,353		184,379
U.S. dollar-denominated:
Banks and financial institutions	6,507	9.8	—
Corporate lenders	181	0	265	10
Total	6,688		265
Romanian lei-denominated:
Corporate lenders	36,574	24-28	31,961	24
Total long-term obligations	45,615		216,605
Less: current portion	—		(492)
Long-term portion	45,615		216,113

Aggregate scheduled maturities of the debt outstanding at December 31, 2005, are as follows:

Payable in:
2006 (current portion)	389,411
2007	22,470
2008	20,792
2009	—
2010 and thereafter	2,353
Total	435,026

The most significant debt provided by bank financing included credit line facilities from Gazprombank, Sberbank, UralSib, BNP Paribas and Hypo Vereinsbank. The unused portion under all credit facilities as of December 31, 2005 and 2004 was $182,538 and $236,391, respectively. As of December 31, 2005, the Group’s credit facilities provided aggregated borrowing capacity of $617,564, of which $571,949 expires in 2006, $22,470 in 2007, $23,145 in 2008 and thereafter.

During 2005 and 2004, Gazprombank provided ruble-denominated loans to various Group subsidiaries bearing interest at 7.5 - 11% and 13% p.a. respectively, guaranteed by certain Group

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

subsidiaries. The outstanding balances as of December 31, 2005 and 2004 were $17,719 and $28,830, respectively. During 2004, Gazprombank also provided U.S. dollar-denominated short-term loan of $34,335, bearing interest at 8.9% p.a. and secured by property, plant and equipment and inventory. The loan was fully repaid during 2005.

During 2005 and 2004, Sberbank provided a series of ruble-denominated short-term loans and credit facilities to various Group subsidiaries, at 8.5% - 11.2% and 11% p.a., respectively. As of December 31, 2005 and 2004, the balances outstanding were $nil and $50,478, respectively.

During 2005 and 2004, UralSib provided a series of ruble-denominated loans and credit facilities to various Group subsidiaries, at 7 - 11% and 11% p.a., respectively, secured by inventory, property and equipment. As of December 31, 2005 and 2004, the balances outstanding were $8,686 and $2,523, respectively.

During 2005 and 2004, UralSib also provided a series of U.S. dollar-denominated loans to various Group subsidiaries, bearing interest at 8.7% and 8.7 - 9% p.a. respectively. As of December 31, 2005 and 2004, the balances outstanding under U.S.dollar-denominated loans were $nil and $7,000, respectively.

During the years ended December 31, 2005 and 2004, Raiffeisenbank provided a series of U.S. dollar-denominated credit lines to various Group subsidiaries bearing interest at 4.5% - 5.5% and 4.45% p.a., respectively, and secured with accounts receivable and inventory. As of December 31, 2005 and 2004, the balances outstanding were $13,292 and $1,500, respectively.

During the years ended December 31, 2005 and 2004, Raiffesenbank also provided Romanian lei-denominated loans, bearing interest at 8% and 21% p.a., respectively. As of December 31, 2005 and 2004, the balances outstanding were $3,379 and $2,752, respectively.

During the year ended December 31, 2005, Raiffesenbank also provided euro-denominated loans bearing interest at 5.4% - 5.55% p.a. and secured by inventory. The balance outstanding as of December 31, 2005 was $8,181.

During 2004, Alfa bank provided U.S. dollar-denominated credit line facilities to Group companies, bearing interest at 9.5 - 11%, secured by property, plant and equipment. The loans were fully repaid in 2004.

During 2005, Vneshtorgbank provided a series of U.S. dollar-denominated loans to various Group subsidiaries bearing interest at 8.5 - 9.7% p.a. and secured by property, plant and equipment. The balance outstanding as of December 31, 2005 was $6,507.

During 2005 and 2004, the Group utilized U.S. dollar-denominated bank overdraft facilities and credit lines bearing interest at 4.28% - 6.3% and 3.58 - 4.12% p.a. in 2005 and 2004, respectively, at BNP Paribas, secured by the Mechel Trading and Mechel Metal Supply cash accounts, accounts receivable and inventory. As of December 31, 2005 and 2004, the balances outstanding were $125,970 and $147,659, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

During 2005, HypoVereins bank provided a series of U.S. dollar-denominated loans to certain Group subsidiaries, bearing interest at 6% p.a. and secured by accounts receivable and inventory. The balance outstanding as of December 31, 2005 was $11,506.

During 2004, the Group obtained a short-term U.S. dollar-denominated loan from Cargill, bearing interest at 7.25% p.a. As of December 31, 2004, the balance outstanding was $10,000. During 2005, the loan was fully repaid.

During 2002, the Group issued ruble-denominated non-interest bearing notes payable with the face value of $9,837 maturing on December 31, 2003. As of December 31, 2004 and 2003, the balances payable were $10,548 and $10,615, respectively. During 2005 the creditor was liquidated, and corresponding balance of $10,169 was written off to income and included in other income, net.

Bonds

On February 4, 2003, CMP issued 1,000,000 ruble-denominated bonds in an aggregate principal amount of 1 billion rubles ($31,395). The bonds were issued at 100% par value. Interest is payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 16.85% p.a. The interest rate for the second, third, and fifth coupon periods is set by the Group and is made public 10 days before the respective coupon period starts. Bondholders are entitled to early redemption of the bonds at face value before the second, third and fifth coupon periods. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The Group repurchased 865,127 bonds in February 2005. The bonds were redeemed on February 4, 2006.

On June 19, 2003, Mechel Trading House issued 3,000,000 ruble-denominated bonds in an aggregate principal amount of 3 billion rubles ($98,749). The bonds were issued at 100% of par value. Interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 11.75% p.a. The interest rate for the second, third and fifth coupon periods is set by the Group and is made public 10 days before the respective coupon period starts. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bondholders have an option to demand repayment of the bonds starting June 19, 2006, with an obligatory redemption date on June 19, 2009. The total commission and issue costs amounted to $4,295. The balance outstanding at December 31, 2005 and 2004, was $104,230 and $108,113, respectively. The decrease in the balance outstanding in 2005 is due to depreciation of ruble against the U.S. dollar (see Note 3(aa)).

On November 25, 2004, Mechel OAO issued 2,000,000 ruble-denominated bonds in an aggregate principal amount of 2 billion rubles ($70,387). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon periods was determined upon the issuance based on the bids of buyers and amounted to 10.69% p.a. The interest rate for the second and third coupon period is set by the Group and is made public 10 days before the end of the third coupon period (May 2006). The interest rate for the fifth and sixth coupon periods is equal to that of the fourth period. Bondholders are entitled to early redemption of the bonds at face value within 10 days before the end of the third coupon period. The obligatory redemption date of the bonds is November 22, 2007. The

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

total commission and issue costs amounted to $610. The balances outstanding at December 31, 2005 and 2004 were $69,487 and $72,075, respectively. The decrease in the balance outstanding in 2005 is due to depreciation of ruble against the U.S. dollar (see Note 3(aa)).

The bond issue costs are amortized to interest expense using the straight-line method, which approximates the effective interest rate method.

Carrying value of property, plant and equipment pledged under loan agreements amounted to $20,946 and $114,623 as of December 31, 2005 and 2004, respectively. Carrying value of inventories pledged under loan agreements amounted to $87,820 and $176,848 as of December 31, 2005 and 2004, respectively. Accounts receivable pledged as of December 31, 2005 and 2004 amounted to $61,869 and $63,364, respectively.

14.   TAXES AND SOCIAL CHARGES PAYABLE

The balances of taxes, social charges and contributions to the Russian Pension Fund and other obligatory payments owed, including fines and penalties related thereto, are comprised of:

	December 31, 2005	December 31, 2004
Current period taxes and social contributions	136,967	136,662
Restructured prior period taxes and social charges, principal amount	14,391	30,182
Restructured related fines and penalties	27,223	66,047
Total taxes and social charges payable	178,581	232,891

Presented on the balance sheets as:

Taxes and social charges payable	144,715	145,527
Restructured taxes and social charges payable, net of current portio	33,866	87,364
Total	178,581	232,891

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Taxes, social charges and contributions to the Russian Pension Fund and the Agency for State Ownership Administration of Romania, including restructured amounts with the related fines and penalties, at December 31, 2005, mature as follows:

Payable in:	Restructured related fines and penalties	Restructured prior period taxes and social charges, principal amount	Total
2006	6,169	1,579	7,748
2007	18,391	3,173	21,564
2008	845	6,129	6,974
2009	836	1,755	2,591
2010 and thereafter	982	1,755	2,737
Total	27,223	14,391	41,614

Included in current period taxes as of December 31, 2003 was the accrual for penalties and fines claimed by the tax authorities for income tax liabilities in certain subsidiaries for the preceding periods allegedly underestimated based on varying interpretations of the tax legislation existing during 1999-2002 and as a result of applying certain tax planning strategies in the amount of $25,717. In 2005 and 2004, the Group paid $8,220 and $35,154 of such prior year tax claims, respectively.

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Romania

Upon acquisition of Mechel Targoviste and Mechel Campia Turzii as part of the purchase agreement, Authority for State Assets Resolution (AVAS) agreed to restructure the liabilities of Mechel Targoviste and Mechel Campia Turzii related to taxes payable to the National Social Security Fund and Ministry of Labor and Social Security, along with related fines and penalties. Prior to the restructuring, a significant portion of these liabilities, including fines and penalties, were overdue and payable with short maturities. Restructured taxes, fines and penalties do not bear interest. Restructured long-term liabilities of Mechel Targoviste to state energy corporations and those of Mechel Campia Turzii, which are due to state budget, are included into long-term restructured taxes and payable.

Total net amount of restructured liabilities related to the acquisition of Mechel Targoviste and Mechel Campia Turzii as of December 31, 2005 consisted of $36,575, $5,787, $437 and $2,306 classified as long-term debt, long-term restructured taxes and social charges payable, short-term restructured taxes and social charges payable and short-term debt, respectively. The gross amount equaled to $76,956 with a related discount of $31,867, of which $31,171 and $696 related to Mechel Targoviste and Mechel Campia Turzii, respectively. Long-term obligations of Mechel Targoviste of $70,035 are due to its material suppliers and energy providers, and were restructured as long-term debt in connection with the Group’s acquisition of Mechel Targoviste. Restructured taxes and social charges payable of Mechel Targoviste of $5,402 are payable to the local tax authorities over the period 2006-2010 with the current portion of $437 due in 2006. The majority of such liability could be forgiven in 2008 contingent upon Mechel Targoviste fulfilling all conditions as set in the purchase agreement and makes good on all ongoing and restructured debts that are subject to repayment.

At the acquisition of Mechel Targoviste long-term debt to its material suppliers and energy providers was restructured and is payable, on an undiscounted basis and if the terms of the restructuring are not met, in accordance with the following schedule:

Payable in:
2006	8,661
2007	27,954
2008	33,420
Total	70,035

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Based on the restructuring agreements, overdue taxes, net of discount, are payable as follows:

		Mechel Campia
Payable in:	Mechel Targoviste	Turzii	Total:
2006	437	—	437
2007	1,413	—	1,413
2008	3,552	823	4,375
Total	5,402	823	6,225

The amount payable in 2008 of $3,552, including fines and penalties relating to Mechel Targoviste, can be forgiven if Mechel Targoviste is in compliance with the current payments schedule for the first four years. The same applies to the last payment of Mechel Campia Turzii in amount of $823 payable in 2008.

In addition, as of December 31, 2005, Mechel Campia Turzii had a possible (rather than probable) loss contingency, not reflected on the balance sheet, related to rescheduled tax related penalties and late payment interests amounting to $36,194, that were conditionally forgiven in accordance with the Romanian Common Orders (the “Orders”). They may become payable in case of non-fulfillment by the Group of certain conditions in the Orders. Management believes that the Group will be able to meet all future conditions required to obtain full forgiveness.

Labor force of Mechel Targoviste and Mechel Campia Turzii SA comprise 5.9% and 6.4%, respectively, of total labor force of the Group. 96% and 95% of these employees, respectively, are under protection of collective bargaining agreement, which, according to privatization agreements, will expire not earlier than August 2007 and June 2008, respectively. The net assets (liabilities) of Mechel Targoviste and Mechel Campia Turzii as of December 31, 2005 amounted to $(16,494) and $22,131, respectively.

15.   ASSET RETIREMENT OBLIGATIONS

The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The majority of these obligations are not expected to be paid for many years, and will be funded from general Group resources at the time of removal. The Group’s asset retirement obligations primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table presents the movements in asset retirement obligations for the years ended December 31, 2005 and 2004:

Asset retirement obligation	December 31, 2005	December 31, 2004
Balance at beginning of year	74,977	13,937
Liabilities incurred in the current period	—	24,119
Liabilities settled in the current period	(2,249)	(2,860)
Liabilities disposed in the current period	(9,091)	—
Accretion expense	3,248	2,081
Revision in estimated cash flow	(4,501)	34,652
Translation and other	(3,332)	3,048
Balance at end of year	59,052	74,977

Liabilities incurred during the year ended December 31, 2004 related primarily to the acquisition of Izhstal ($20,726). Liabilities disposed during the year ended December 31, 2005 related primarily to the disposal of a subsidiary at BMP ($7,801). Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets.

Upon adoption of SFAS No. 143, “Accounting for Asset Retirement Obligation”, on January 1, 2003, the Group recorded $3,788 (net of taxes) as a charge to cumulative effective of changes in accounting principles. Application of this new accounting principle resulted in an increase in property, plant and equipment of $5,474 and an asset retirement obligation liability of $9,262. The application of SFAS No. 143 reduced income from continuing operations by $2,587, net income by $6,375 (after income taxes of $nil), or $0.02 per basic and diluted share, for the year ended December 31, 2003.

16.   PENSION AND POSTRETIREMENT BENEFITS

In addition to the State Pension and Social insurance required by the Russian legislation, the Group has a number of defined benefit occupational pension plans that cover the majority of production employees and some other postretirement benefit plans.

SKCC and BMP have an agreement with a non-Government pension fund (the “Fund”) in accordance with which contributions are made as a lump-sum payment to the Fund upon the retirement of employees. Group’s pension obligation to a retiree is fully funded and settled upon such lump-sum payment to the Fund. The Fund is obligated to provide former employees with monthly non-state pensions throughout their life period. As of December 31, 2005, the Group’s obligations under this Fund were unfunded.

A number of the Group’s companies provide their former employees with regular old age retirement pensions. The old age retirement pension is conditional to the member qualifying for the State old age pension. Some employees are also eligible for an early retirement in accordance with the state pension regulations and specific coal industry rules (so-called “territorial treaties”), which also provide for certain post retirement benefits above old age pensions. Additionally the Group voluntarily provides financial

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

support, of a defined benefit nature, to its old age and disabled pensioners, who did not acquire any pension under the occupational pension program.

The Group also provides several types of long-term employee benefits such as death-in-service benefit and invalidity pension of a defined benefit nature. The Group may also provide the former employees with reimbursement of coal and wood used for heating purposes. In addition, one-time lump sum benefits are paid to employees of a number of the Group’s companies upon retirement depending on the employment service with the Group and the salary level of an individual employee. All pension plans are unfunded until the qualifying event occurs.

As of December 31, 2005, there were approximately 71,300 active participants to the defined benefit pension plans and 20,000 pensioners receiving monthly pensions or other regular financial support from the employer.

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2006, with the measurement date of December 31, 2005. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined are supported by an independent qualified actuary, and are charged to profit and loss account ratably over employees’ working service with the Group.

The movements in the projected benefit obligation (PBO) were as follows during the years ended December 31:

	2005	2004
Benefit obligation at beginning of year	46,981	37,164
Service cost	2,161	1,843
Amortization of prior service cost	350	344
Interest cost	5,191	4,419
Obligation incurred	2,762	3,662
Settlement of obligation	(3,787)	(2,751)
Actuarial (gain) losses	—	—
Translation difference	(1,959)	2,300
Benefit obligation at end of year	51,699	46,981

The funded status of the plan was as follows as of December 31:

	2005	2004
Projected benefit obligation (PBO)	(60,415)	(50,705)
Accumulated benefit obligation (ABO)	(47,671)	(40,290)
Funded status	(60,415)	(50,705)
Unrecognized net actuarial loss	7,609	931
Unrecognized prior service cost	5,069	4,725
Net amount recognised	(47,737)	(45,049)

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Amounts recognized in the balance sheet were as follows as of December 31:

	2005	2004
Prepaid benefit cost	—	—
Accrued benefit cost	(51,699)	(46,981)
Intangible asset	3,962	1,932
Accumulated other comprehensive income	—	—
Net amount recognised	(47,737)	(45,049)

The components of net periodic benefit cost were as follows for the year ended December 31:

	2005	2004
Service cost	2,161	1,843
Interest cost	5,191	4,419
Expected return on assets	—	—
Amortization of prior service cost	350	344
Recognised actuarial loss	(159)	—
Net periodic benefit cost	7,543	6,606

The key actuarial assumptions used were as follows as of December 31:

	2005	2004
Discount rate
Russian entities	9.48%	10.55%
Romanian entities	6.71%	10.55%
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	8,42%	8,42%
Romanian entities	5.67%	8,42%
Rate of pension entitlement increase (before benefit commencement)	8.42%	8.42%
Rate of monthly financial support increase	6.3%	6.3%
Rate used for calculation of purchased annuity value*	below 5.00%	below 5.00%

*                    Regular retirement pensions in payment are insured by Penfosib

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2006	2007	2008	2009	2010	2011-2015	Total
Pensions (including monthly financial support)	4,030	2,745	2,988	3,301	3,405	21,854	38,323
Other benefits	5,177	1,668	1,807	2,050	2,189	13,689	26,580
Total expected benefits to be paid	9,207	4,413	4,795	5,351	5,594	35,543	64,903

The Group did not recognize pension obligations before January 1, 2004. Due to continuing increase in ongoing pension obligations and enrollment of employees of recently acquired subsidiaries in the Group’s sponsored pension plans, management decided to accrue for pension obligations starting from January 1, 2004.

17.   FINANCE LEASE

In 2005 Mechel-Trans OOO, 100% subsidiary of MTH, entered into a six-year agreement with a third party for the lease of transport equipment. The lease was classified as a finance (capital) lease in accordance with SFAS No. 13. The lease contains a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

As of December 31, 2005, the net book value of the leased assets was as follows:

December 31, 2005
Transport equipment and vehicles	10,291
Less: accumulated depreciation	(133)
Net value of property, plant and equipment, obtained under capital lease agreements	10,158

The carrying amount and maturities of capital lease liabilities as of December 31, 2005 were as follows:

	Total payable	Interest	Net payable
Payable in 2006	2,672	(1,785)	887
Payable in 2007	2,672	(1,606)	1,065
Payable in 2008	2,672	(1,397)	1,275
Payable in 2009	2,672	(1,136)	1,536
Payable in 2010	2,672	(827)	1,845
Payable after 2010	3,976	(518)	3,458
Total capital lease liabilities	17,334	(7,268)	10,066

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies from 19.7% to 19.9% on different groups of equipment. Interest expense charged to the accompanying Group’s income statement in 2005 amounts to $300.

18.   SHAREHOLDERS’ EQUITY

Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.3), of which 403,118,680 common shares were outstanding as of December 31, 2005 and 2004. As disclosed in Note 1, in the context of the reorganization under common control and based on the presentation of the Group as if it existed for all periods presented since its inception, the number of shares authorized and issued and earnings per share were based on the shares issued to Controlling Shareholders in connection with the formation of the Group in 2003, and that number of shares (less treasury shares) has been treated as outstanding for all periods presented except where capital contributions were made during 2002 and 2001 for which shares have been allocated to those contributions as if issued at that time based upon the number of shares that were issued for the contribution to acquired companies in the common control reorganization as determined in accordance with Russian law.

On October 29, 2004, Mechel sold 33,301,659 additionally issued ordinary shares that were offered in the form of American Depositary Shares (ADS) on New York Stock Exchange and registered with the U.S. Securities and Exchange Commission. The Group’s shareholders offered 14,569,476 previously owned ordinary shares that consisted of 8,325,414 shares sold together with the Group’s shares and 6,244,062 shares sold as a result of underwriters exercising their over-allotment option. Placement price was equal to $21 per ADS. Net proceeds attributable to the Group amounted to $213,353 after deducting underwriters’ discount of $12,238 and direct placement related expenses of $7,520. Net proceeds attributable to the Group’s selling shareholders amounted to $96,632.

Additional paid-in capital

The excess of the proceeds from contributions made by the Controlling Shareholders into Mechel’s capital in the form of the shares of various subsidiaries, which equity stakes accumulating to a control interest resulted in purchase business combinations, over the aggregate par value of Mechel common shares issued, was allocated to additional paid-in capital.

The excess of the proceeds from sale of ADSs over their par value in 2004 amounted to $201,781.

Treasury shares

In connection with the reorganization described in Note 1, 16,790,271 common shares were issued to Mechel Trading, a Group subsidiary, in exchange for shares contributed by the Controlling Shareholders and held by Mechel Trading. Consistent with the presentation of common shares as described above, these 16,790,271 shares valued at their aggregate par value have been treated as held in treasury as of December 31, 2003, and 13,152,065 shares as of December 31, 2004 and 2005.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Dividends

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Group’s subsidiaries. Dividends are subject to a 9% withholding tax in Russia for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Additional dividend tax could be imposed on the transfer of undistributed earnings of subsidiaries to Mechel (generally, tax rate is assumed as 9%). Approximately $2,507,142, and $1,906,070 were available for dividends as of December 31, 2005 and 2004, respectively.

On June 24, 2004, Mechel declared a dividend of 149 million rubles (approximately $5,145), which was paid in September 2004. On June 29, 2005, Mechel declared a dividend of 5,543 million rubles (approximately $194,154), which was paid in July-August 2005.

Earnings and dividends per share

Net income per common share for all periods presented was determined in accordance with SFAS No. 128, “Earnings per Share”, by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31, 2005:

	2005	2004	2003
Net income available to shareholders	381,180	1,342,706	143,508
Total weighted average number of shares outstanding during the period	403,118,680	373,971,312	366,178,815
Earnings per common share	0.95	3.59	0.39

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Total weighted-average number of common shares outstanding during the period is as follows:

	Shares	Fraction of	Weighted-average
Dates outstanding	outstanding	period (days)	number of shares
2003:
Common shares: January 1-December 31	382,969,086	365	382,969,086
Treasury shares: January 1-December 31	(16,790,271)	365	(16,790,271)
Total weighted average shares outstanding during the period	366,178,815		366,178,815
2004:
Common shares: January 1-October 28	382,969,086	302	316,001,814
Common shares : October 29-December 31	416,270,745	64	72,790,513
Treasury shares : January 1-April 15	(16,790,271)	106	(4,862,756)
Treasury shares sold on April 15	2,297,815
Treasury shares :April 16-September 30	(14,492,456)	168	(6,652,275)
Treasury shares sold on October 1	1,340,391
Treasury shares: October 1-December 31	(13,152,065)	92	(3,305,984)
Total weighted average shares outstanding during the period	403,118,680		373,971,312
2005:
Common shares: January 1-December 31	416,270,745	365	416,270,745
Treasury shares : January 1-December 31	(13,152,065)	365	(13,152,065)
Total weighted average shares outstanding during the period	403,118,680		403,118,680

There were no dilutive securities issued as of December 31, 2005, 2004 and 2003.

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group’s effort to consolidate SKCC subsidiaries in 2005 continued with the merger of Siberian CPP, Kuzbass CPP and Sibirginsk OPM with SKCC in October and December 2005. The merger involved different acquisitions of minority stakes of SCPP, KCPP and SOPM and their subsequent conversion into SKCC shares. On October 31, 2005, Siberian CPP and Kuzbass CPP ceased their existence as legal entities, and on December 30, 2005 the same happened to Sibirginsk OPM. The non-monetary exchange of SKCC shares for SCPP, KCPP and SOPM shares that were cancelled was accounted for using the purchase method of accounting and, accordingly, the fair value of the SKCC stock issued of $17,460, was credited to additional paid-in capital.

On October 1, 2004, Mechel Trading, a 100%-owned subsidiary by the Group, agreed to transfer 1,072,313 and 268,078 of Mechel’s shares held by it in treasury to two employees of MMS, the Group’s Liechtenstein trading subsidiary, in return for 20% and 5%, respectively, of the shares of this subsidiary owned by these employees. The transaction was accounted for as the purchase of a minority interest in exchange for the issuance of treasury stock. The cost of the purchase was based upon the fair value of treasury shares issued. The non-monetary exchange of Mechel shares for MMS shares was accounted for using the purchase method of accounting and, accordingly, the fair value of the Mechel stock issued of $8,956 was credited to additional paid-in capital, and the excess of fair value of Mechel stock over MMS shares of $7,505 was debited to goodwill.

19.   INCOME TAXES

Income (loss) before income tax, minority interests, discontinued operations, extraordinary gain and change in accounting principle attributable to different jurisdictions was as follows:

	Years ended December 31,
	2005	2004	2003
Russia	505,995	526,536	177,240
Switzerland	104,398	238,895	20,549
British Virgin Islands	(28,249)	787,829	—
Romania	(55,560)	(9,885)	(21,077)
Lithuania	(1,255)	2,390	(517)
Kazakhstan	486	(670)	(69)
Ukraine	44	—	—
Total	525,859	1,545,095	176,126

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	Years ended December 31,
	2005	2004	2003
Current income tax expense
Russia	140,753	162,057	51,913
Switzerland	8,176	22,713	2,730
Romania	239	2,223	15
Lithuania	—	—	6
Ukraine	10	—	—
	149,178	186,993	54,664
Deferred income tax expense (benefit)
Russia	(10,136)	(14,389)	(8,026)
Switzerland	(1,555)	3,183	3,944
Romania	(580)	70	(2,794)
Lithuania	110	(43)	(28)
Kazakhstan	(374)	(38)	(1)
	(12,535)	(11,217)	(6,905)
Total income tax expense	136,643	175,776	47,759

Taxes represent the Group’s provision for profit tax. In the years 2003 through 2005 income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania and at 30% in Kazakhstan. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates (24% for all three years ended December 31, 2005) to the income before taxes, minority interest, extraordinary items and change in accounting principle, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2005	2004	2003
Theoretical income tax expense computed on income before taxes at Russian statutory rate	126,206	370,823	42,470
Effects of other jurisdictions and permanent differences:
Property, plant and equipment basis difference	707	1,481	—
Non-deductible expenses and non-taxable income, net	8,591	25,502	11,423
Social expenditures	6,711	7,838	2,406
Loss carry-forward used	—	(5,840)	—
Change in valuation allowance	7,200	(4,563)	(3,375)
Other permanent differences	(520)	917	(1,664)
Different tax rates in foreign jurisdictions	(4,352)	(233,929)	(7,680)
Fines and penalties related to taxes	(7,900)	(284)	4,179
Change in tax rate and tax legislation	—	13,829	—
Income tax expense, as reported	136,643	175,776	47,759

Included in the effect of different tax rates in foreign jurisdiction in 2004 is non-taxable gain of $787,829 related to the sale of the MMK shares realized through the Group’s subsidiary incorporated in British Virgin Islands.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

	December 31, 2005	December 31, 2004
Deferred tax assets, current:
Inventory and product related reserves	3,148	4,432
Bad debt allowance	3,155	4,309
Timing difference in cost recognition	3,010	—
Deferred revenue	—	301
Accrued liabilities	1,442	1,438
Vacation provision	4,123	2,168
Other	514	—
Total deferred tax asset, current	15,392	12,648
Deferred tax assets, non-current:
Net operating loss carry-forward	9,781	7,227
Asset retirement obligation	4,612	3,021
Property, plant and equipment	7,970	8,880
Pension obligations	11,757	7,606
Other	105	1,223
Total deferred tax assets, non-current	34,225	27,597
Valuation allowance for deferred tax assets	(11,130)	(5,013)
Total deferred tax asset, net	38,487	35,232

	December 31, 2005	December 31, 2004
Deferred tax liabilities, current:
Timing difference in revenue recognition	13,451	14,243
Timing difference in cost recognition	2,833	—
Inventories	12,686	15,000
Bad debt provision	1,316	—
Other	1,788	1,812
Total deferred tax liabilities, current	32,074	31,055
Deferred tax liabilities, non-current:
Property, plant and equipment	75,556	71,670
Mineral licenses	32,044	38,488
Investments	3,329	1,433
Timing difference in cost recognition	153	5,006
Other	917	—
Total deferred tax liabilities, non-current	111,999	116,597
Total deferred tax liability	144,073	147,652

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

A deferred tax liability of approximately $278,492 and $162,500 as of December 31, 2005 and 2004, respectively, has not been recognized for temporary differences related to the Group’s investment in certain foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of $89,553 and $48,057 as of December 31, 2005 and 2004, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to a tax-free reorganization or merger of major subsidiaries into Mechel. A deferred tax liability of $2,251 as of December 31, 2005, was recognized for temporary difference related to unremitted earnings of Yakutugol.

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. For Russian income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred in 2002-2005, which may be carried forward for use against their future income within 10 years. Their use was restricted to a maximum of 30% of taxable income of the respective subsidiary of the Group in 2005, will be restricted to a maximum of 50% of taxable income in 2006 and will have no restrictions effective January 1, 2007. Tax loss carryforwards may be eroded by future devaluation of the ruble. As of December 31, 2005, for statutory income tax purposes, the subsidiaries of the Group had tax losses available to carryforward of approximately $63,680 expiring as follows:

December 31, 2006	1,042
December 31, 2007	3,862
December 31, 2008	15,298
December 31, 2009	3,704
December 31, 2010	28,133
Thereafter	11,641
Total loss carryforward	63,680

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

20.   TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated income statements are comprised of the following:

	Years ended December 31,
	2005	2004	2003
Property and land tax	51,280	42,476	24,458
VAT	1,887	1,017	2,898
Fines and penalties related to taxes	14,047	13,340	10,377
Other taxes and penalties	23,469	12,452	6,983
Total taxes other than income tax	90,683	69,285	44,716

Property and land tax consists mostly of payments for land tax, which amounted to $30,700, $28,880, and $14,666 for the years ended December 31, 2005, 2004 and 2003, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of perpetual use. According to new land legislation, the right of perpetual use has to be re-registered before January 1, 2008 through purchase of land or operating leases up to 49 years, which will be decided by the Group during 2006.

21.   GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years ended December 31,
	2005	2004	2003
Personnel and social contributions	109,735	88,189	62,861
Social expenses	38,269	27,751	13,247
Fixed assets disposals	1,801	5,736	4,111
Audit and consulting services	20,234	12,432	10,022
Depreciation	9,434	7,621	7,890
Rent	5,341	13,729	5,567
Banking charges and services	3,907	3,678	2,102
Other	71,007	69,903	31,401
Total general, administrative and other operating expenses	259,728	229,039	137,201

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Rent represents office-related expenses and expenses for the operating lease of land, which ranges between 1 and 47 years. These land lease expenses amounted to $2,843, $2,184 and $1,749 for the years ended December 31, 2005, 2004 and 2003, respectively. The amount of rental payments is determined by local authorities and cannot be reasonably estimated beyond a five-year horizon. The table below presents future land rental payments for the next five years under non-cancelable operating lease agreements based on the current rental rates:

Year of payment	Operating lease payments
2006	2,599
2007	2,815
2008	3,091
2009	3,400
2010	3,740
Thereafter	132,234
Total land operating lease payments	147,879

22.   OTHER INCOME, NET

Other income is comprised of the following:

	Years ended December 31,
	2005	2004	2003
Gain on sale of MMK shares	—	799,982	—
Gain on sale of other long-term investments	2,743	3,423	2,417
Gain on forgiveness of fines and penalties	38,383	18,296	9,588
Gain on accounts payable with expired legal term	23,347	1,250	1,400
Dividends received	—	2,407	—
(Loss) gain on sale of promissory notes	(3)	(2,044)	2,657
Other	1,450	13,503	10,271
Total other income, net	65,920	836,817	26,333

Gain on forgiveness of fines and penalties of $38,383 includes forgiveness of specified portion of restructured fines and penalties of the Groups’ Russian subsidiaries in accordance with the terms of restructuring agreements, upon the full and timely payment of current taxes, as well as of restructured principle amounts of taxes and charges (refer also to note 14).

Gain on accounts payable with expired legal term of $23,347 includes gain on the write-off of loans and promissory notes payable of $19,982 that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended
December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

23.   SEGMENTAL INFORMATION

The Group has two reportable business segments: Steel and Mining. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above two segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes, minority interest and extraordinary items.

Segmental information for 2005, 2004 and 2003 is as follows:

	Mining	Steel	2005	Mining	Steel	2004	Mining	Steel	2003
Revenues from external customers	1,094,782	2,710,213	3,804,995	878,417	2,757,538	3,635,955	413,943	1,614,108	2,028,051
Intersegment revenues	336,593	56,633	393,226	322,992	74,651	397,643	185,813	42,250	228,063
Gross margin	715,636	620,225	1,335,861	644,158	766,709	1,410,867	179,020	426,044	605,064
Gross margin*,%	50.0%	22.4%	35.1%	53.6%	27.1%	38.8%	29.9%	25.7%	29.9%
Depreciation, depletion and amortization	71,811	95,789	167,600	56,768	81,052	137,820	34,416	67,273	101,689
Loss on write-off of property, plant and equipment	—	(12,667)	(12,667)	—	—	—	—	—	—
Operating income	401,252	114,475	515,727	384,053	366,754	750,807	63,451	134,230	197,681
Income from equity investees	12,426	—	12,426	4,621	—	4,621	1,221	—	1,221
Interest income	6,884	3,165	10,049	881	1,494	2,375	117	2,157	2,274
Interest expense	4,940	35,889	40,829	15,351	36,058	51,409	10,165	38,351	48,516
Segment assets	1,667,017	1,933,066	3,600,083	1,682,871	1,995,398	3,678,269	646,046	1,188,463	1,834,509
Invesments in equity investees**	408,377	—	408,377	7,353	—	7,353	3,281	—	3,281
Capital expenditures	260,056	260,498	520,555	81,177	222,234	303,411	66,639	50,216	116,855
Income tax expense	(75,223)	(61,420)	(136,643)	(57,599)	(118,177)	(175,776)	(21,573)	(26,186)	(47,759)
Extraordinary gain	—	—	—	271	—	271	—	5,740	5,740

*           Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.

**         Included in total segment assets

The following table presents the Group’s revenues segregated between domestic and export sales. Domestic represents sales by a production subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross-border sales by a subsidiary regardless of its location.

	2005	2004	2003
Domestic:
Russia	1,753,103	1,432,866	1,002,202
Other	328,229	244,210	121,881
Total	2,081,332	1,677,076	1,124,083
Export	1,723,663	1,958,879	903,968
Total revenue, net	3,804,995	3,635,955	2,028,051

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2005	2004	2003
Russia	1,753,103	1,432,866	1,002,202
Europe	1,175,743	1,260,264	639,547
Asia	342,450	551,153	292,911
CIS	281,570	224,907	9,398
Middle East	148,395	114,372	53,574
USA	57,074	33,090	9,446
Other Regions	46,660	19,303	20,973
Total	3,804,995	3,635,955	2,028,051

The majority of the Group’s long-lived assets are located in Russia. The carrying amount of net assets pertaining to the Group’s major operation located outside Russia as of December 31, 2005 and 2004 was as follows:

	2005	2004
Switzerland/Liechtenstein	2,457	14,504
Lithuania	2,059	2,431
Romania	81,593	96,075
CIS	—	6,420

Because of significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue, except for the Group’s sales to Glencore International, Inc. (predominantly Steel segment products), which comprised 9.7%, 8.2% and 14% of the Group’s total revenue for 2005, 2004 and 2003, respectively.

24.   COMMITMENTS AND CONTINGENCIES

Commitments

In the course of carrying out its operations and other activities, the Group and its subsidiaries enter into various agreements, which would require the Group to invest in or provide financing to specific projects or undertakings. In management’s opinion, these commitments are entered into under standard terms, which are representative of each specific project’s potential and should not result in an unreasonable loss.

As of December 31, 2005, total Group’s contract commitments amounted to $503,457, which consisted of the following: commitment to acquire property, plant and equipment $40,544, commitment to acquire raw materials $454 and commitment for delivery of goods and services $462,459.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Contingencies

(a)   Guarantees

As of December 31, 2005, the Group guaranteed the fulfillment of obligations to third parties under various debt agreements for the total amount of $448,440. The guarantees given for loans received by various entities and employees of the Group amounted to $447,369 and $1,071, respectively. Out of these, guarantees given by the Group to third parties for its own subsidiaries amounted to $447,223. In case the borrower fails to fulfill its obligations under the loan agreement the Group repays the outstanding amount under the debt agreement with all interests, fines and penalties due. Maximum potential amount of future payments under the guarantees given as of December 31, 2005 amounted to $448,654, out of which $447,223 related to guarantees given by the Group for its entities.

(b)   Environmental

In the course of the Group’s operations, the Group may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management does not believe that any pending environmental claims or proceedings will have a material adverse effect on its financial position and results of operations.

Upon acquisition of Mechel Targoviste and Mechel Campia Turzii, as part of the purchase agreements, the Group committed to the Romanian government to invest $7,300 and $4,581, respectively, through 2008, into environment development and restoration. The environment obligation taken by the Group in relation to Mechel Campia Turzii was discounted using 17% rate and included in the cost of investment in the amount of $2,673, together with cash consideration paid. Environmental obligations of Mechel Targoviste and Mechel Campia Turzii as of December 31, 2005 amounted to $911 and $181, respectively.

In April 2006, the Group became aware of unasserted claims related to the CMP potential non-compliance with established pollution norms. While the Group was not provided with any official information, management believes that this loss contingency is possible, rather than probable. At present the risk can not be reliably estimated, nevertheless, should the claims be issued, the amounts of fines and penalties could be significant. This risk is not accrued in the financial statements for the period ended December 31, 2005.

(c)    EU ascension commitments

Integration of Romania into the European Union (“EU”) required, in particular, adoption of a new strategy aimed at restructuring of major national metallurgical entities, including Mechel Targoviste and Mechel Campia Turzii. As an integral part of restructuring process, individual viability plans agreed with EU consultants are to be incorporated into the business plans of all entities. Implementation of these plans and achievement of the targets should to be provided by investors in accordance with their contractual

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

obligations under privatization contracts. Viability plans of Mechel Targoviste and Mechel Campia Turzii include additional investments into technology development and ecology improvement. After restructuring completion, key business performance indicators of both companies are to be in line with effectiveness requirements of the EU. Management has not determined impact thereof on the Group’s Romanian subsidiaries as of April 17, 2006.

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

In addition, during the course of liquidation Mechel Zeljezara became exposed to potential tax claims. These tax claims resulted from free of charge transfer of assets to the Croatian Privatization Fund. The Group estimates that possible claims will not exceed $10,900 and $14,000 with respect to income tax and value added tax, respectively. These amounts have not been accrued as of December 31, 2005.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations and are not accrued in the consolidated financial statements could be up to approximately $37,800, including $8,594 of tax claims related to mineral extraction tax that KMP is currently contesting in court. The court decision is to be announced after

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

April 25, 2006. The management believes this tax contingency is possible rather than probable. Consequently, no accruals have been made in the financial statements as of December 31, 2005 for this contingency.

As of December 31, 2005, the Group does not believe that any other material matters exist relating to the Group activities, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

(e)    Litigation, claims and assessments

The Group is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Group’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than those described in Notes 14 and 24, would not have a material effect upon the financial condition, results of operations or liquidity of the Group.

The Group operates in a number of different jurisdictions with varying legal systems and regimes, including developing markets with evolving fiscal and regulatory environments.

The Russian legal system, which affects most of the Group’s subsidiaries, is characterized by: (1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur or the resulting effect of any such developments on the Group’s financial condition or future results of operations.

The Group’s operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Group could have a significant impact on the Group’s ability to continue operations.

(f)    Transfer pricing

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transaction between related entities and certain other types of transactions between independent parties, such as foreign trade transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge the Group’s price and propose adjustments. If such price adjustments are upheld by the Russian courts and implemented, the Group’s future financial results could be adversely affected. In addition, the Group could face significant losses associated with the assessed of

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

prior tax underpaid and related interest and penalties, which could have an adverse effect on the Group’s financial condition and results of operations. The Group believes that such transfer pricing related tax contingencies are possible rather than probable and cannot be reasonably estimated.

(g)    Other commitments

In the course of acquisition of various subsidiaries in 2002 and 2003, the Group undertook a number of commitments in respect of future capital expenditures connected with the development of production facilities. The Group committed to make the investment for the development of the production facilities and improvements of the environmental compliance in Mechel Campia Turzii and Mechel Targoviste, for the total of approximately $22,659 and $21,072 respectively, during a period of five years from the date of acquisition. Also the Group committed to maintain workforce level at Mechel Targoviste and Mechel Campia Turzii for five years. Total obligations of Mechel Campia Turzii and Mechel Targoviste under privatization contracts as of December 31, 2005 amounted to $3,657 and $8,506, respectively. Amounts related to environmental obligations are disclosed separately in section (b) above.

25.   SUBSEQUENT EVENTS

(a)   Development of Elga coal deposit

On March 2, 2006, Mechel, in response to a request for proposal from Russian Railways OAO, submitted a non-binding proposal regarding Yakutugol and the development of the Elga coal deposit in Yakutia. The non-binding proposal contemplates the formation of a new company, to be named Sakhaugol OAO. Mechel contemplates several approaches to the formation of Sakhaugol, one of which could be through the contribution by Mechel of its 25%+1 share in Yakutugol and up to $300,000, in return for which Mechel would obtain 51% of Sakhaugol. As a result, Sakhaugol would own about 70% of Yakutugol and 68.9% of Elgaugol.

(b)   Dividends

On March 9, 2006, Mechel announced that it changed its dividend policy so that its shareholders would receive dividends in the amount of 50% of US GAAP net income for the year. The new dividend policy will be effective for 2005 dividend distributions.

(c)    Change in shareholders structure

On February 10, 2006, Mechel’s core shareholders reached an agreement pursuant to which Mr. Zyuzin, Chairman of the Board, will purchase a 42.2% stake from Mechel’s CEO, Vladimir Iorich, over the course of the following twelve months. Regardless of the financing selected, Mr. Zyuzin will retain at least a 51% stake.

(d)   Mechel Hardware OOO

On March 21, 2006, the Group established a 100%-owned subsidiary, Mechel Hardware OOO. The new company will sell products manufactured by Mechel’s hardware plants. The changes are in line with

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2005 and 2004, and for each of the three years in the period ended

December 31, 2005

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Mechel’s overall strategy to develop its mining segment and improve the efficiency of its steel business. Mechel Hardware OOO will sell hardware produced at Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant, and Mechel Nemunas to the Russian and international markets.

(e)    Bond issuance

On March 30, 2006, Mechel announced its decision to place two issues, Series 02 and 03, of interest-bearing non-convertible bonds with a par value of 1,000 rubles, the amount of each issue to be 5 billion rubles ($180,098), at the Moscow Interbank Currency Exchange (MICEX). The funds from the bond placement are planned to be utilized to refinance the debt under the previous bond issues and to finance the long-term investment programs of the Mechel’s subsidiaries. The offering price of the seven-year Series 02 bonds with a fixed coupon is fixed to be 100% of the par value. The issue documents provide for a flexible offer of the bond redemption at par value. The bond coupons are to be paid semi-annually. The first coupon rate is to be determined on a competitive basis on the first day of the bond placement and to be fixed for the entire period until either the bond redemption or execution of the first option. Any subsequent coupon rates are to be determined and noted to investors in compliance with the procedures and dates established in the issue documents. The offering price of the five-year Series 03 bonds with a variable coupon is fixed to be 100% of the par value. The bond coupons are to be paid quarterly. The coupon rate is pegged to the MosPrime money-market rate. The credit spread is to be determined on a competitive basis on the first date of the bond placement and to be fixed for the entire period until redemption. The issue documents provide for put and call options. Placement of the bonds shall be started not earlier than two weeks following the announcement of the information on the bond issue state registration and the procedure of obtaining access to the information included in the prospectus of the securities issue.

(f)    Acquisition of minority interest in Port Posiet

On December 28, 2005, the Group won the auction to purchase 13.3% shares of Port Posiet from the Russian State Property Fund for $1,065 in cash. The legal title to the shares was transferred to the Group on February 8, 2006. The purchase of the minority interest will be accounted under the purchase method of accounting in the consolidated financial statements from the date of acquisition, February 8, 2006.