Form 20-F
period 2006-12-31
Mechel OAO
filed 2007-07-02
CIK 1302362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐                                   Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒                                 Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

☐                                   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐                                   Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 333-119497

MECHEL OAO

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation

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

35,462,954 ADSs

12,886,303 GDS

416,270,745 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

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

☐ Yes	☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒                 Accelerated Filer ☐                 Non-accelerated filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

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

Item 2.                          Offer Statistics and Expected Timetable

Not applicable.

Item 3.                          Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2006, 2005, 2004, 2003 and 2002, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with U.S. GAAP.(1)

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. The financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of U.S. dollars, except per share data)
Consolidated income statement data:
Revenue, net	4,397,811	3,804,995	3,635,955	2,028,051	1,314,149
Cost of goods sold	(2,868,564)	(2,469,134)	(2,225,088)	(1,422,987)	(947,527)
Gross profit	1,529,247	1,335,861	1,410,867	605,064	366,622
Selling, distribution and operating expenses	(803,549)	(820,133)	(660,060)	(407,383)	(277,478)
Operating income	725,698	515,728	750,807	197,681	89,144
Other income and expense, net	139,135	10,131	794,288	(21,555)	(18,083)
Income before tax, minority interest, discounted operations, extraordinary gain and changes in accounting principle	864,833	525,859	1,545,095	176,126	71,061
Income tax expense	(230,599)	(136,643)	(175,776)	(47,759)	(2,653)
Minority interest in loss (income) of subsidiaries	(31,528)	(6,879)	(11,673)	18,979	10,433
Income from continuing operations	602,706	382,337	1,357,646	147,346	78,841
Income (loss) from discontinued operations, net of tax	543	(1,157)	(15,211)	(5,790)	(1,835)
Extraordinary gain, net of tax	—	—	271	5,740	1,388
Changes in accounting principle, net of tax	—	—	—	(3,788)	10,859
Net income	603,249	381,180	1,342,706	143,508	89,253
Currency translation adjustment	148,920	(53,822))	49,116	46,921	—
Adjustment of available-for-sale securities	11,203	2,181	(2,350)	—	—
Additional minimum pension liability	(4,669)
Comprehensive income	758,703	329,539	1,389,472	190,429	89,253
Earnings per share from continuing operations	1.48	0.95	3.63	0.39	0.24
Loss per share effect of discontinued operations	0.00	0.00	(0.04)	(0.01)	(0.01)
Earnings per share effect of extraordinary gain	0.00	0.00	0.00	0.02	0.01
Earnings per share effect of changes in accounting principle	0.00	0.00	0.00	(0.01)	0.03
Net income per share	1.48	0.95	3.59	0.39	0.27
Cash dividends per share	0.46	0.48	0.01	0.07	0.04
Weighted average number shares outstanding	408,979,356	403,118,680	373,971,312	366,178,815	333,243,450
Steel segment income statement data:
Revenue, net(2)	3,085,333	2,766,846	2,832,189	1,656,358	1,050,554
Cost of goods sold(2)	(2,235,476)	(2,146,621)	(2,065,480)	(1,230,314)	(801,481)
Gross profit	849,857	620,225	766,709	426,044	249,073
Selling, distribution and operating expenses	(446,121)	(505,749)	(399,955)	(291,814)	(194,341)
Operating income	403,737	114,475	366,754	134,230	54,732
Mining segment income statement data:
Revenue, net(2)	1,712,711	1,431,375	1,201,409	599,756	372,216
Cost of goods sold(2)	(1,033,321)	(715,738)	(557,252)	(420,736)	(254,667)
Gross profit	679,390	715,637	644,158	179,020	117,549
Selling, distribution and operating expenses	(357,428)	(314,383)	(260,103)	(115,570)	(83,137)
Operating income	321,962	401,252	384,055	63,450	34,412
Consolidated balance sheet data (at period end):
Total assets	4,449,058	3,600,083	3,678,269	1,834,509	1,387,378
Shareholders’ equity	2,864,963	2,210,474	2,057,629	448,826	278,051
Long-term debt, net of current portion	322,604	45,615	216,113	122,311	36,496
Consolidated cash flows data:
Net cash provided by operating activities	554,923	620,875	296,137	119,858	81,069
Net cash provided by (used in) investing activities	(552,538)	(994,707)	455,716	(210,317)	(86,633)
Net cash provided by (used in) financing activities	(162,782)	(308,870)	252,269	103,079	3,422
Non-U.S. GAAP measures(3):
Consolidated EBITDA(4)	1,068,258	726,252	1,707,711	341,472	207,452
Steel segment EBITDA(4)	660,119	260,542	1,249,643	245,820	133,448
Mining segment EBITDA	408,139	465,710	458,068	95,652	74,004

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

Reconciliation of EBITDA to net income is as follows for the periods indicated:

	Year ended December 31,
	2006	2005	2004	2003	2002
Consolidated EBITDA reconciliation:
Net income	603,249	381,180	1,342,706	143,508	89,253
Add:
Depreciation, depletion and amortization	196,227	167,600	137,820	101,689	78,773
Interest expense	38,183	40,829	51,409	48,516	36,773
Income taxes	230,599	136,643	175,776	47,759	2,653
Consolidated EBITDA	1,068,258	726,252	1,707,711	341,472	207,452
Steel segment EBITDA reconciliation:
Net income	406,448	67,444	1,014,356	114,011	57,977
Add:
Depreciation, depletion and amortization	102,112	95,789	81,052	67,272	49,728
Interest expense	25,722	35,889	36,058	38,351	30,416
Income taxes	125,837	61,420	118,177	26,186	(4,673)
Consolidated EBITDA	660,119	260,542	1,249,643	245,820	133,448
Mining segment EBITDA reconciliation:
Net income	196,801	313,736	328,350	29,497	31,274
Add:
Depreciation, depletion and amortization	94,115	71,811	56,768	34,417	29,045
Interest expense	12,461	4,940	15,351	10,165	6,357
Income taxes	104,762	75,223	57,599	21,573	7,328
Consolidated EBITDA	408,139	465,710	458,068	95,652	74,004

(4)             The 2004 amount includes a gain of $800.0 million from the sale of our stake in Magnitogorsk Iron and Steel Works, or MMK.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia.

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Year ended December 31,	High	Low	Average(1)	Period End
2006	28.78	26.18	27.19	27.33
2005	29.00	27.46	28.29	28.78
2004	29.45	27.75	28.82	27.75
2003	31.88	29.25	30.61	29.45
2002	31.86	30.14	31.39	31.78

(1)          The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2007	25.92	25.73
April 2007	26.01	25.69
March 2007	26.24	25.97
February 2007	26.55	26.16
January 2007	26.58	26.45
December 2006	26,78	26,18

The exchange rate between the ruble and the U.S. dollar on July 2, 2007 was 25.82 rubles per one U.S. dollar.

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

We derived approximately 55% and 46% of our total revenues from sales to customers in Russia in 2006 and 2005, respectively. The Russian economy has experienced significantly fluctuating growth rates over the past 10 years. From 1994 to 1998, the Russian economy contracted in real terms at an average rate of 4.9% per year; after the Russian crisis in 1998, the economy recovered and grew in real terms at an average rate of 6.8% per year from 1999 to 2006. Russian production of steel also suffered a substantial decline from over 77 million tonnes in 1991 to 44 million tonnes in 1998, but then recovered to 71 million tonnes in 2006. Further, our products in Russia are mainly used in the construction, engineering and automotive industries, which are particularly vulnerable to general economic downturns. In addition to Russia, Asia and the Middle East are also large destinations for our products, and these areas, like Russia, face greater risks of volatility. Accordingly, any significant decrease in demand for steel products or decline in the price of these products in Russia or other emerging market economies could result in significantly reduced revenues, thereby materially adversely affecting our results of operations and financial condition.

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

The total cost of our capital improvements over the next five years is expected to be approximately $2.7 billion. Most of our current borrowings are from Russian and international banks and financial institutions as well as ruble-denominated bonds. In the future, we may rely to a greater extent than currently on foreign capital markets and other foreign financing sources for our capital needs. It is possible that these foreign sources of financing, as well as domestic sources, may not be available in the future in the amounts we require or at an acceptable cost. See “—Risks Relating to the Russian Federation—Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our securities to suffer” and “—Risks Relating to the Russian Federation—The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.”

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

Moreover, the integration of new businesses may be difficult for a variety of reasons, including statutory limitations, differing culture, management styles and systems and infrastructure and poor records or internal controls. For example, the regional government in Bashkiria has special perpetual rights, or a “golden share,” in our subsidiary Beloretsk Metallurgical Plant, giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors of this subsidiary. The shareholder decisions regarding Beloretsk Metallurgical Plant that may be vetoed by the regional government are as follows:

•       approval of amendments and supplements to the company’s charter or approval of a new version of the charter;

•       reorganization of the company;

•       liquidation of the company, appointment of a liquidation committee and approval of interim and final liquidation balances;

•       changes the amount of the charter capital of the company; and

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

We also may acquire or establish businesses in countries that may represent new operating environments for us and which may be located a great distance from our headquarters in Russia. We may thus have less control over the activities of these companies and may face more uncertainties with respect to the operational and financial needs of these businesses, which may hinder our integration efforts.

We have had material weaknesses in our internal control over financial reporting in the past and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

Management has identified nine material weaknesses in our internal control over financial reporting as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 that affected our financial statements for the year ended December 31, 2006. The material weaknesses in our internal control over financial reporting for the year ended December 31, 2006 are described in “Item 15—Controls and Procedures.”

Notwithstanding the steps we have taken and continue to take that are designed to remedy each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we cannot assure you that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated under

Section 404. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

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

The Land Code of the Russian Federation, as amended, which was enacted October 25, 2001, requires privatized Russian companies to either purchase or lease the land on which they operate. This requirement was scheduled to take effect on January 1, 2004, but implementation has been delayed by the Russian legislature until January 1, 2008. Currently, there is no procedure for calculating a repurchase price set by law. A draft law scheduled for consideration by the Russian State Duma in the Spring of 2007 establishes the repurchase price of the land plots in the amount of 2.5% of the cadastral value of such land plots. Companies wishing to purchase the land on which they operate prior to the law’s enactment may do so at a price calculated by multiplying the state cadastral value, land tax rate and repurchase rate set by the laws of the relevant sub-federal political units. Based on the latter calculation, we estimate the cost for us to purchase the land on which we operate would range from $49.7 million to $194.8 million. This estimate excludes certain land plots on which Beloretsk Metalurgical Plant, Southern Urals Nickel Plant, Southern Kuzbass Coal Company operate, which were not included in the state cadastral valuation.

Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.

In 2006, our Russian operations purchased approximately 3 billion kWh of electricity, representing 65% of their needs, from local subsidiaries of RAO UES, the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalizing the wholesale electricity market and moving from regulated pricing to a market-based system by 2008. This reform process could also cause disruptions to the supply of electricity to us. In addition, while subject to doubt as to whether it will be implemented as currently written, according to the Russian Energy Strategy approved by the Russian government in 2003, electricity tariffs for industrial users are expected to reach 3.2-3.6 cents per kWh by 2007 and 4.0-4.5 cents per kWh by 2020. In 2006, our average cost of electricity was 3.3 cents per kWh. Assuming a price of 3.6 cents per kWh in 2006, our Russian operations would have incurred approximately $9 million in additional costs. Further price increases for electricity may also occur in the future as the industry is restructured and controlled to a greater extent by the private sector. If we are required to pay higher prices for electricity in the future, our costs will rise and our business and prospects could be materially adversely affected.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom. Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the government. These prices have been rising over the last few years. The average price for industrial consumers was approximately $45 per thousand cubic meters ($1.28 per thousand cubic feet) in 2006, and increased by 16% compared with 2005. Further, domestic natural gas prices are significantly below Western European levels, which helps to provide us with a cost advantage over our competitors. According to the Russian Ministry of Economic Development and Trade forecasts, natural gas prices are expected to reach $108 per thousand cubic meters ($3.06 per thousand cubic feet) by 2010. If we are required to pay a higher price for natural gas, our costs will rise and our business and prospects could be materially adversely affected.

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition and results of operations.

We will need to make significant capital expenditures in our business. We spent $397.8 million during 2006 and expect to spend approximately $500.0 million in 2007 for the fulfillment of our capital spending plans. Our ability to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. To meet our requirements, we may need to attract equity or debt financing, especially in international capital markets or from international lenders. It is possible that these foreign sources of financing may not be available or may be available only at an unacceptable cost.

Among other things, increased levels of indebtedness, and particularly increases in the level of secured indebtedness, could potentially: (1) limit our ability to obtain additional financing; (2) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (3) place us at a competitive disadvantage relative to our competitors with superior financial resources; (4) lead to a partial or complete loss of control over our key subsidiaries or properties; (5) render us more vulnerable to general adverse economic and industry conditions, (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends. Our ability to make payments on our indebtedness depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which we cannot control.

In addition, Russian companies are limited in their ability to issue shares in the form of ADSs or other depositary receipts due to Russian securities regulations. We have received permission from the Federal Service for the Financial Markets for up to 40% of our shares to be circulated abroad through depositary receipt programs, which was the maximum volume allowed at that time. Current Russian securities regulations provide that no more than 35% of a Russian company’s shares may be circulated abroad through depositary receipt programs. Our ADS program currently accounts for approximately 35% of our shares. Russian securities regulations are unclear as to whether the FSFM’s approval of an amount greater than 35% prior to the establishment of this limit in the securities regulations will be permitted to stand, or whether the 35% limit established in the regulation trumps prior FSFM permissions for higher amounts. Until this is clarified, we have instructed our depositary not to allow for the conversion of more than 35% of our shares into ADS. We therefore are limited in our ability to raise additional equity financing through depositary receipts. Furthermore, in the event that securities regulations are enacted in the future that further reduce the 35% limit, our depositary may be forced to cancel and convert some of our ADS into a corresponding number of shares. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

Any of the foregoing factors may limit the amount of capital available to meet our operating requirements. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may merge certain subsidiaries for operational reasons. Under Russian law, such mergers would be considered a reorganization and the merged subsidiaries would be required to notify their creditors of this reorganization. Russian law also provides that, for a period of 30 days after notice, these creditors would have a right to accelerate the merged subsidiaries’ indebtedness and demand reimbursement for applicable losses. In the event that we decide to undertake any such merger and all or part of certain of our subsidiaries’ indebtedness is accelerated, we and such subsidiaries may not have the ability to raise the funds necessary for repayment and our business and financial condition could be materially adversely affected.

The reorganization of the Russian railways transportation sector exposes us to uncertainties regarding transportation costs of raw materials and steel products.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers in Russia and abroad. The Russian railways are owned by OAO Russian Railroads, an open joint stock company wholly-owned by the Russian government. Russian Railroads is responsible for the management of all Russian railroads.

The Russian government, through several government ministries, Russian Railroads, and in cooperation with large consignors, sets domestic rail tariffs and the terms of transportation. Factors which have lead and may continue to lead to an increase in domestic rail tariffs include inflation, the poor state of repair of Russia’s rolling stock and the cross-subsidization of unprofitable passenger and cheap raw material transportation sectors by increasing tariffs for the transport of more expensive cargo, including metallurgical products. Failure of Russian Railroads to upgrade its rolling stock within the next few years could also result in a shortage of available working rolling stock and a disruption in transportation of our materials and products. If these or other factors result in continued increases in railway transport costs, our results of operations, notwithstanding our efforts to minimize costs and increase the rolling stock, could be materially adversely affected.

We face numerous protective trade restrictions in the export of our steel products.

We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The EU has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe and the Baltic States that joined the EU in 2004 as well as to Romania and Bulgaria, which joined the EU in 2007. Our sales into the EU constituted approximately 9% of our steel segment revenues in 2006. The export of our steel into the EU is an important part of our growth strategy. If EU quotas are not increased in line with our sales growth objectives, our ability to expand our sales in the EU and pursue our growth strategy could be limited.

The United States has a quota system in place with respect to imports of hot-rolled coil and thick steel plate. In September 2003, China imposed anti-dumping duties on cold-rolled steel imports from Russia, which were suspended from January 14, 2004 for an indefinite period of time. In July 2006, Ukraine imposed an antidumping duty on steel rope imports from Russia at a rate of 32.63% for four months, and we expect Ukraine to extend this duty for an additional five-year period. In 2006, approximately 81% of our steel segment revenues were derived from sales of steel products that were subject to import restrictions. See “Item 4. Information on the Company—Steel Business—Trade Restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5% of value, but also step up to 15% of value for certain higher value-added steel products. Russia has in place a 21% countervailing duty on Ukrainian steel bars, which has been extended through August 2007. We believe we benefit from this duty because it prevents subsidized Ukrainian exports to Russia from reducing the prices we can obtain for these products in our domestic markets. While we have petitioned for the extension of this duty, we believe there is a low probability that the extension will be granted.

From March 20, 2007, an antidumping duty has been imposed on corrosion-resistant steel originating in the EU at a rate of 840 euro per ton. The duty, which we believe will benefit us, will be in force for three years.

Almost all of our sales of steel products in Russia were protected by these import tariffs in 2006. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect our revenues and results of operations.

According to press reports, Russia may complete its negotiations and join the WTO in 2007. Russia’s future accession to the WTO could negatively affect our business and prospects. In particular, Russia’s entry into the WTO may require gradual lowering or removing of import tariffs and duties on steel products, causing increased competition in the domestic steel market from foreign producers and exporters. See also “—Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.”

Inflation could increase our costs and decrease operating margins.

The Russian economy has been characterized by high rates of inflation. In 2006, the inflation rate was 9.7%, according to Rosstat. The prices for many of our products are denominated in U.S. dollars. As we tend to experience inflation-driven increases in certain of our ruble-denominated costs, including salaries, rents and energy costs, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease operating margins.

Further appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar. Our products are typically priced in rubles for domestic sales and in U.S. dollars (and, to a lesser extent, euros) for export sales, whereas the majority of our direct costs are incurred in rubles and, to a lesser extent, in other local currencies where our operations are based. Appreciation in real terms of the ruble against the U.S. dollar results in an increase in our costs relative to our revenues, adversely affecting our results of operations. In 2006, the ruble appreciated in real terms against the U.S. dollar by 10.7% over 2005 according to the Rosstat, and further real appreciation of the ruble against the U.S. dollar may materially adversely affect our results of operations.

Limitations on the conversion of rubles to foreign currencies in Russia could increase our costs when making payments in foreign currencies to suppliers and creditors and could cause us to default on our obligations to them.

Many of our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitations. However, Russian currency legislation allows for the imposition of certain restrictions on the conversion of rubles into foreign currencies in the event of an economic or currency crisis. Should such restrictions be imposed, there may be delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

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

•       deterioration of production quality due to weather; and

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

We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay production, increase production costs, result in injury to persons and damage to property, as well as liability for us. The liabilities resulting from any of these risks may not be adequately covered by insurance, and we may incur significant costs that could have a material adverse effect upon our business, results of operations and financial condition.

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

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in the jurisdictions where we operate is generally weaker and less stringently enforced than in the EU or the United States. However, more stringent standards may be introduced in the future or enforcement increased in Russia and elsewhere where we conduct our operations. Based on the current regulatory environment in these jurisdictions, as of December 31, 2006, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $92.4 million for asset retirement obligations (ARO), consistent with U.S. GAAP requirements. In addition, upon our acquisitions of Mechel Targoviste and Mechel Campia Turzii, as part of the purchase agreements, we committed to the Romanian government to invest $7.3 million and $4.6 million, respectively, into environmental protection and reclamation, which investments we completed as of December 31, 2006. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

Also, in the course, or as a result, of an environmental investigation, courts can issue orders and decisions administratively halting for a 90-day period part or all of the production at a facility that has violated environmental standards. In the event that production at one of our facilities is partially or wholly prevented due to this type of sanction, our business could suffer and our operating results would be negatively affected.

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

We have a limited history of renewing our subsoil licenses. In 2003, we extended the subsoil license for the Tatianinsk deposit, which was set to expire in 2002, until 2012. In 2006, we extended the license for the Olzherasky deposit, which was set to expire in 2007, to 2022. Of our fifteen coal subsoil licenses, six expire on dates falling in or between 2012 through 2014 and nine expire on dates falling in or between 2021 through 2025; our four iron ore subsoil licenses expire on dates falling in or between 2009 through 2015; and our two nickel subsoil licenses expire on dates falling in 2012 and 2013. See “Item 4. Information on the Company—Mining Business—Mineral Reserves.”

Accordingly, these factors may seriously affect our ability to obtain or renew necessary licenses, and if we are unable to obtain or renew necessary licenses or we are only able to obtain them with newly-introduced material restrictions, we may be unable to realize our reserves and our business and results of operations could be materially adversely affected.

In addition, as part of their obligations under licensing regulations and the terms of our licenses and permits, our companies must comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment and a system of quality control, monitor our operations, maintain appropriate filings and, upon request, submit appropriate information to the controlling authorities, which are entitled to control and inspect their activities. In the event that the controlling authorities discover a material violation by our company, we may be required to suspend our operations for some period of time or incur substantial costs in eliminating or remedying such violation, which could have a material adverse effect on our business or results of operations.

Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business and results of operations.

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

Legislation on subsoil rights still remains internally inconsistent and vague, and the regulators’ acts and instructions are often arguably inconsistent with legislation. Subsoil licensees thus continue to face the situation where both failing to comply with the regulator’s acts and instructions and choosing to comply with them places them at the risk of being subject to arbitrary governmental claims, whether by the regulator or the prosecutor general’s office.

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

Romania is not self-sufficient in energy resources. Domestic energy prices, which are significantly higher than the prices we pay in Russia, have been increasing and may continue to increase in the future, which might hurt the profitability of our operations in Romania. For example, in 2006, the price of natural gas increased by approximately 43% in Romania and is expected to continue to increase through 2007. Shortages in energy supplies, including administrative limitations during peak usage, may limit our production capacity and efficiency and hinder our output. If we are unable to obtain these resources on economic terms, the operations of our Romanian subsidiaries could be materially adversely affected.

In addition, Romania’s admission into the EU on January 1, 2007 will result in increased environmental liabilities, labor costs and other expenditures for our Romanian operations. Entrance into the EU requires the restructuring of Romania’s major metallurgical entities, including our Romanian subsidiaries Mechel Targoviste and Mechel Campia Turzii. As part of this process, individual viability plans must be agreed upon with EU consultants and incorporated into each company’s business plans. Evidence of implementation of these plans and achievement of the targets stated therein must be provided to investors under their privatization contracts. The viability plans of Mechel Targoviste and Mechel Campia Turzii include additional investments into technology and increased environmental controls. After the restructuring is complete, key business performance indicators must be in line with EU requirements. In addition to the costs of complying with these requirements, Romania’s admission to the EU may also result in trade duties and quotas on the export of steel finished and semi-finished products into Romania.

Our controlling shareholder has the ability to take actions that may conflict with those of the holders of our securities.

Our Chief Executive Officer, Mr. Igor Zyuzin, directly and indirectly, owns approximately 68.3% of our common shares. Except in certain cases as provided by Joint Stock Companies Law, resolutions at a shareholders’ meeting are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. Thus, this controlling shareholder can take actions that may conflict with the interests of other shareholders and holders of our ADSs.

Our competitive position and future prospects depend on our senior managers and other key personnel.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team and other key personnel, particularly Mr. Zyuzin, our Chief Executive Officer, who is our controlling shareholder. Mr. Zyuzin has provided strategic direction and leadership to us. Over the course of 2006, Mr. Vladimir Iorich, who formerly held a 42.2% ownership stake in Mechel and served as Chief Executive Officer from 2004 to 2006, disposed of his stake in Mechel and stepped down as our Chief Executive Officer. On June 29, 2007, Mr. Iorich stepped down as a director of Mechel.

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

Almost all of our business consists of privatized companies, and our business strategy will likely involve the acquisition of additional privatized companies. The statute of limitations for challenging privatization transactions was recently reduced from ten years to three years. However, to the extent that privatization legislation is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatization legislation, many privatizations are vulnerable to challenge, including selective challenges. For instance, a series of presidential decrees issued in 1991 and 1992 that granted to the Moscow City government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the presidential decrees addressed issues that were the subject of federal law. While this court ruling, in theory, did not require any implementing actions, the presidential decrees were not officially annulled by another presidential decree until 2000. In the event that any title to, or our ownership stakes in, the privatized companies acquired by us, including Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant, Southern Kuzbass Coal Company and its subsidiaries, Beloretsk Metallurgical Plant, Urals Stampings Plant, Korshunov Mining Plant, Port Posiet, Port Kambarka, Yakutugol or Izhstal, are subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in such company or its assets, which could materially affect our business and results of operations.

In addition, under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transaction rules and failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge.

If the Federal Antimonopoly Service were to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions, seek to invalidate the acquisition, and/or require the divestiture of this company or other assets.

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

Three of our subsidiaries were included by the Federal Antimonopoly Service into the register of companies controlling more than 35% on a specific market, including:

•       Beloretsk Metallurgical Plant—controls more than 65% of the market for wire nails in the Republic of Bashkortostan;

•       Chelyabinsk Metallurgical Plant—controls more than 35% but less than 65% of the market for forgings made of stainless’ steel ingots in the Russian Federation market; and

•       Southern Urals Nickel Plant—controls more than 65% of the market for nickel in sulfate and hydroxide in the Russian Federation.

Inclusion of our subsidiaries in the register of companies controlling more than 35% of a specific market, as well as the classification of us or our subsidiaries as monopolists or persons holding a dominant position, does not by itself restrict our current activities or the activities of these subsidiaries. However, in the event we are deemed to abuse our dominant position, the Federal Antimonopoly Service may impose certain restrictions that could restrict and negatively affect the operations of these subsidiaries and materially adversely affect our business and results of operations.

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

In the event certain minority shareholder lawsuits are resolved against us, our financial condition and results of operations could be materially adversely affected.

Russian law does not protect us and does not allow us to include in our charter protections against greenmail and other similar actions by minority shareholders. For example, minority shareholders holding as little as a single share in a company have standing under Russian law to bring claims against such company. These deficiencies in Russian corporate law are often abused by minority shareholders, who can bring claims in local courts seeking injunctions and other relief for which, as a practical matter, we may not receive notice. Any such actions by minority shareholders could have a material adverse effect on our business, results of operations and financial condition.

For example, in 2006, several claims were brought against us in Russian courts by a group of minority shareholders. In three of them, minority shareholders are seeking payment by us of damages to our subsidiary Southern Kuzbass Coal Company in the amount of $264.4 million, allegedly caused to the subsidiaries of Southern Kuzbass Coal Company as a result of losses of such subsidiaries in 2005 through first half of 2006. In another case, a minority shareholder of Mechel is seeking Mechel’s transfer of 626,913 shares of Southern Kuzbass Coal Company amounting to $18 million, which it claims it did not receive as a result of conversion of shares due to a merger of Southern Kuzbass Coal Company and one of its subsidiaries, Olzherassky Pit. The aforementioned cases are pending in court. We expect additional similar claims to be filed against us by the same minority shareholders. In the event that the foregoing lawsuits are resolved against us, our financial condition and results of operations could be materially adversely affected.

Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be adversely affected by strikes and lockouts.

As of December 31, 2006, approximately 69% of our employees were represented by trade unions. Although we have not experienced any business interruption at any of our businesses as a result of labor disputes from the dates of their respective acquisition by us and we consider our employee relations to be good, large union representation subjects our businesses to interruptions through strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our existing arrangements with trade unions also may not be renewed on terms favorable to us. In such events, our business and results of operations could be materially adversely affected.

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

Russian transfer pricing rules effective since 1999 give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations if the transaction price deviates by more than 20% from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, and are subject of interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and make adjustments which could affect our tax position. In particular, we have received assessments from the tax authorities for transfer prices-related taxes, interest and penalties owing totaling $12.5 million. If such assessments are upheld, our financial condition and results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties. See also “—Legal Risks and Uncertainties—Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs.”

In addition, a number of draft amendments to the transfer pricing law have recently been introduced which, if implemented, would considerably toughen the existing law. The proposed changes, among other things, may shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices.

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

ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint Stock Companies Law and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 50 days prior to the date of an extraordinary meeting to elect our Board of Directors upon publication of the notice in the Russian newspaper “Rossiiskaya Gazeta”. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

The trading prices of our shares and ADSs may be subject to wide fluctuations in response to many factors, including:

•       variations in our operating results and those of other domestic and foreign mining and steel companies;

•       variations in national and industry growth rates;

•       actual or anticipated announcements of technical innovations or new products or services by us or our competitors;

•       changes in governmental legislation or regulation;

•       general economic conditions within our business sector or in Russia; or

•       extreme price and volume fluctuations on the Russian or other emerging market stock exchanges and stock exchanges in developed markets.

You may be unable to repatriate your earnings from our ADSs.

Dividends that we may pay in the future on the shares represented by the ADSs are calculated in Russian rubles and may be declared and paid to the depositary in rubles. Such dividends will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is a limited market for the conversion of rubles into foreign currencies outside of Russia and only a limited emerging market in which to hedge ruble and ruble-denominated investments.

ADS holders may not be able to benefit from the United States-Russia income tax treaty.

Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals.

Russian tax rules applicable to the holders of the ADSs are characterized by significant uncertainties and, until recently, by an absence of interpretive guidance. In 2005 and 2006, the Ministry of Finance of the Russian Federation expressed its opinion in private rulings that holders of global depositary receipts should be treated as the beneficial owners of the dividends paid on underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax treaty residence of the holders of the global depositary receipts is duly confirmed. However, the Russian tax authorities have not provided official, generally applicable guidance addressing how an ADS holder should demonstrate its beneficial ownership in underlying shares. In the absence of any specific provisions in Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities will ultimately treat the ADS holders in this regard.

Until the Russian tax authorities clarify whether it is permitted under Russian law to withhold Russian withholding tax in respect of dividends a company pays to the Depositary at a lower rate than the domestic rate applicable to such payments (currently 15%), we intend to withhold Russian withholding tax at the domestic rate applicable to such dividends, regardless of whether the Depositary (the legal owner of the shares) or an ADS holder would be entitled to reduced rates of Russian withholding tax under the relevant income tax treaty if it were the beneficial owner of the dividends for purposes of that treaty. Although non-resident ADS holders may apply for a refund of a portion of the amount so withheld by us under the relevant income tax treaty, no assurance can be made that the Russian tax authorities will grant any refunds. See “Item 10. Additional Information—Taxation—Russian Income and Withholding Tax Considerations” for additional information.

Capital gains from the sale of ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian profits tax or withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition at foreign stock exchanges of the foregoing types of securities listed on these exchanges are not subject to taxation in Russia.

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

Our presence outside the United States may limit your legal recourse against us. Mechel is incorporated under the laws of the Russian Federation. Most of our directors and executive officers reside outside the United States, principally in Russia. All or a substantial portion of our assets and the assets of most of our directors and executive officers are located outside the United States. As a result, you may not be able to affect service of process within the United States upon us or our directors and executive officers or to enforce in a U.S. court judgments obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

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

Economic Risks

Economic instability in Russia could adversely affect our business and the value of the shares and ADSs.

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

Russia’s banking and other financial systems are less developed or regulated in comparison with developed countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Since that time, the Russian banking sector has steadily developed, as demonstrated by the growing presence of prominent international banks in Russia and emergence of a small number of creditworthy Russian banks. However, many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing Central Bank of Russia regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. This has resulted in cancellation of a number of bank licenses in the last few years. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. In addition, since Russian banks generally have a lower capital adequacy, the banking sector could be more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There is currently a limited number of sufficiently creditworthy Russian banks. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

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

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Military conflicts and international terrorist activity also significantly impact oil and gas prices, and pose additional risks to the Russian economy. Russia is also a major producer and exporter of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or anti-dumping measures by the United States, the European Union or by other principal export markets.

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

The Russian Federation is a federation of 86 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya. Violence and attacks relating to this conflict have spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in other parts of Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of the shares and ADSs.

Crime and corruption and negative publicity could disrupt our ability to conduct our business.

The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the Russian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect our business, financial condition and results of operations and the value of the shares and ADSs.

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

•       substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•       the relative inexperience of judges and courts in interpreting legislation;

•       the lack of an independent judiciary and corruption within the judiciary;

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

Our failure to comply with existing laws and regulations or the findings of government inspections or to obtain all approvals, authorizations and permits required for our operations, may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, permits, approvals and authorizations or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement made or transaction executed in violation of a law may be invalidated and unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, in Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company’s operation, can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. Currently, we have three subsidiaries with negative net assets, Port Kambarka, Vyartsilya Metal Products Plant and Mechel Recycling.

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

In addition, in recent years, the Russian tax authorities aggressively have brought tax evasion claims on the basis of certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects, and the value of the shares and ADSs.

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

The regulations of these various authorities are not always coordinated and may be contradictory. In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our group. The FSFM has recently introduced a number of regulations relating to offerings of shares in and outside of Russia, including combined offerings involving closed subscription for new shares and the sale of existing shares, which remain largely untested and subject to varying interpretations. Any challenges of such regulations or transactions consummated pursuant to them could have an adverse effect on our ability to effect equity offerings in the future. As a result, we may be subject to fines and/or other enforcement measures despite our best efforts at compliance, which could have a material adverse effect on our business, financial condition and results of operations.

Because there is little minority shareholder protection in Russia, your ability to bring, or recover in, an action against us will be limited.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate action, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Rights Attaching to Common Shares” for a more detailed description of some of these protections. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies and enforcement of protections have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholder meetings of some companies have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of voting power at a shareholders’ meeting, they are in a position to approve amendments to the charter of the company or significant transactions including asset transfers, which could be prejudicial to the interests of minority shareholders. It is possible that our controlling shareholder and our management in the future may not run us and our subsidiaries for the benefit of minority shareholders, and this could materially and adversely affect the value of the ADSs. See “—Risks Relating to Our Business and Industry—Our controlling shareholder has the ability to take actions that may conflict with those of the holders of our securities.”

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

While the Joint Stock Companies Law provides that shareholders owning not less than 1% of the company’s stock may bring an action for damages on behalf of the company, Russian courts to date do not have much experience with respect to such lawsuits. Russian law currently does not contemplate class action litigation. Accordingly, your ability to pursue legal redress against us may be limited, reducing the protections available to you as a holder of ADSs.

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

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to request that the company redeem their shares at market value in accordance with Russian law. The decisions that trigger this right include:

•       decisions with respect to a reorganization;

•       the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated, except for transactions undertaken in the ordinary course of business; and

•       the amendment of our charter in a manner that limits shareholder rights.

Our (or, as the case may be, our subsidiaries’) obligation to purchase shares in these circumstances, which is limited to 10% of our or each of our subsidiary’s net assets, as applicable, calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•       profits tax;

•       value-added tax, or VAT;

•       unified social tax;

•       extraction tax; and

•       property and land taxes.

Laws related to these taxes have been in force for a short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate profits tax, VAT and property tax with new chapters of the Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose severe fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to reaudit taxpayers which were audited by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek back taxes and penalties beyond the three-year term. In some instances, new tax regulations have been given retroactive effect.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if being distributed by Russian companies to Russian companies and/or individual Russian residents, and 15%, if being distributed by foreign companies to Russian companies and natural persons (tax residents of the Russian Federation) or by Russian companies to foreign companies. Dividends from foreign companies to Russian companies are subject to a tax of 15%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized a the tax agent if taxes were withheld by the tax agent under foreign tax law or international tax agreement.

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

In the past, Russian currency regulations imposed various restrictions on operations involving foreign currencies in an attempt to support the ruble. Effective from January 1, 2007, most of these restrictions have been removed. However, in case of a crisis, the government and the Central Bank of the Russian Federation may impose requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia in the future. For example, Russian companies currently must repatriate proceeds from export sales. Moreover, the foreign currency market in Russia is still developing and we may experience difficulty in converting rubles into other currencies. Any delay or difficulty in converting rubles into a foreign currency to make a payment or any practical difficulty in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the acceleration of debt obligations and cross defaults, or prevent us from carrying on necessary business transactions.

Furthermore, there are only a limited number of available ruble denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against major foreign currencies. Moreover, these restrictions could prevent or delay any acquisition opportunities outside of Russia that we might wish to pursue.

Russian thin capitalization rules could affect our ability to deduct interest on certain borrowings.

Russian thin capitalization rules limit the amount of interest that can be deducted by a Russian company on debts payable to non-resident shareholders. Until January 1, 2006, these rules applied only to loans issued to a Russian company by a foreign shareholder owning directly or indirectly more than 20% of the share capital of the Russian company. However, thin capitalization rules that came into effect on January 1, 2006 extend the rules’ application to loans issued to a Russian company by another Russian company that is affiliated with the foreign shareholder as well as to loans secured by such foreign shareholder or its affiliated Russian company. Under these rules, a positive difference between the accrued interest and maximum interest calculated in accordance with the thin capitalization rules is considered to be dividends and, thus, is not included in the taxable expenses.

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

Item 4.   Information on the Company

Overview

We are a low-cost integrated mining and steel group with revenues of $4.4 billion in 2006. Our mining business is focused on mining products used in the production of steel, primarily coking coal, iron ore and nickel. We also produce a significant amount of steam coal. We have substantial coal, iron ore and nickel mining interests in Russia, with the flexibility to supply our own steel production or sell to third parties depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers. We are capable of internally sourcing 80% of the coking coal, 40% of the iron ore and 67% of the nickel requirements of our steel segment. We were the third largest producer of coking coal in Russia in 2006, with a 13.8% market share, and Russia’s second largest exporter of coking coal and coal concentrate. We also control 20% of the coking coal washing capacity in Russia.

Our steel business comprises the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including hardware, stampings and forgings. It also produces significant amounts of coke, both for internal use and for sales to third parties. We are the largest and most comprehensive producer of specialty steels and alloys in Russia, producing 39% of total Russian specialty steel output in 2006. We are also the third largest producer in Russia of long products.

Mechel OAO is an open joint stock company incorporated under the laws of the Russian Federation. We are a holding company and conduct our business through a number of subsidiaries. We are registered with the Ministry of Taxes and Duties of the Russian Federation under the main state registration number 103770301896. Our principal executive offices are located at Krasnoarmeyskaya Street, 1, Moscow 125993, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed CT Corporation Systems, 111 Eight Avenue, New York, New York 10011 as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, ADSs or deposit agreement.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects—The Reorganization.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into a large, integrated mining and steel group, comprising coal, iron ore, nickel and limestone mining, coke production, and steel production, with operations in Russia, Romania and Lithuania. With each of our acquisitions, we implement improved operational and management practices, and we are generally able to realize significant increases in production efficiency and volume with only modest, targeted capital expenditures. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

By 2000, we had acquired many of our coal interests, consisting of seven mining operations and related processing plants, all located within close proximity to each other in Mezhdurechensk in the southwestern part of Siberia. These operations, now consolidated under Southern Kuzbass Coal Company and OAO Tomusinsky Pit, produced 17.0 million tonnes of coal in 2006.

Set forth below are our primary mining and steel acquisitions after 2000:

In 2001, we acquired:

•       Chelyabinsk Metallurgical Plant, an integrated blast furnace and BOF/EAF steel mill which produced 4.9 million tonnes of raw steel, 4.0 million tonnes of rolled products and 2.3 million tonnes of coke in 2006 and which is located in Chelyabinsk, in the southern Urals near the border with Kazakhstan; and

•       Southern Urals Nickel Plant, consisting of two open-pit nickel mines and a nickel processing facility which produced 14,436 tonnes of nickel products in 2006 and which is located in Orsk, in the southern Urals.

In 2002, we acquired:

•       Vyartsilya Metal Products Plant, a hardware plant which produced 62,571 tonnes of hardware in 2006 and which is located in Sortavala, Karelia, in northwest Russia close to the border with Finland;

•       Beloretsk Metallurgical Plant, a hardware plant which produced a total of 571,563 tonnes of rolled steel products in 2006, including 202,340 tonnes of wire rod and 363,223 tonnes of hardware and which is located in Beloretsk, in the southern Urals;

•       Pugachev limestone quarry, consisting of a quarry and processing facility which produced 2.0 million tonnes of limestone in 2006 and which is located close to Beloretsk, in the southern Urals; and

•       Mechel Targoviste, a steel mill which produced 465,825 tonnes of raw steel and 385,632 tonnes of rolled products in 2006 and which is located in Targoviste, Romania.

In 2003, we acquired:

•       Mechel Zeljezara, a Croatian steel mill that produced pipes, which we subsequently shut down in August 2004 due to its high input costs and a persistent weakness in pipe prices;

•       Urals Stampings Plant, a forging and stamping mill which produced 82,978 tonnes of specialty steel stampings in 2006 and which is located in Chebarkul, in the southern Urals;

•       Mechel Campia Turzii, a steel mill which produced 17,940 tonnes of raw steel in 2006 prior to closing down its raw steel production in February 2006 for modernization. Mechel Campia Turzii produced 141,708 tonnes of rolled products and 86,016 tonnes of hardware in 2006 and is located in Campia Turzii, Romania;

•       Korshunov Mining Plant, consisting of three iron ore mines and an iron ore concentrator plant which produced 4,975 million tonnes of iron ore concentrate in 2006 and which is based in Zheleznogorsk-Ilimskiy, in eastern Siberia;

•       Mechel Nemunas, a hardware plant which produced 63,835 tonnes of products in 2006 and which is located in Kaunas, Lithuania; and

•       Mechel Coal Resources, a coal washing plant in Kazakhstan, which we subsequently sold in August 2005 together with our Gorbachev Mine in Kazakhstan in accordance with our strategy to focus on our Russian operations. Final settlement of the sale transaction occurred in November 2006.

In 2004, we acquired:

•       Port Posiet, a port located in Russia’s Far East on the Sea of Japan and which has approximately two million tonnes of cargo and 140,000 tonnes of warehousing capacity and processed 1,427 tonnes of cargo, mostly coal, in 2006;

•       Gorbachev Mine, an underground coal mine located in Kazakhstan, which we subsequently sold in August 2005 together with Mechel Coal Resources;

•       Izhstal, a Russian specialty steel producer located in Izhevsk, Udmurtia, west of the Urals, which produced approximately 586,655 tonnes of raw steel, 366,235 tonnes of rolled products, 42,363 tonnes of hardware and 17,428 tonnes of stampings and forgings in 2006; and

•       a subsoil license for the Sibirginsky mine area of the Sibirginsky and Tomsky coal deposits, near our Sibirginsk Open Pit Mine.

In 2005, we acquired:

•       a blocking minority stake of 25% plus one share in Yakutugol, located in eastern Siberia, which produced 5.4 million tonnes of coking coal and 5.0 million tonnes of steam coal in 2006 from open and underground mines;

•       Port Kambarka, a river port located in Kama in the Republic of Udmurtia, which processed 543 tonnes of cargo, mostly sand and crushed stone, in 2006;

•       two subsoil licenses for the Raspadsky open-pit mine area of the Raspadsky coal deposit and Berezovsky-2 area of the Berezovsky and Olzherassky coal deposits;

•       two subsoil licenses for the Erunakov-1 and Erunakov-3 coal mines near Kemerovo; and

•       three subsoil licenses for the Sorokinsky, Razvedochny and Olzherassk coal fields in Kemerovo.

In 2006, we acquired:

•       Mechel Recycling, a Chelyabinsk-based metal scrap processing company in line with our policy of enhancing the steel segment’s self-sufficiency in raw materials.

•       Moscow Coke Gas Plant, a coking coal producer based in the Moscow Region which produced 1.0 million tonnes of coke in 2006.

In 2007, we acquired:

•       Southern Kuzbass Power Plant, a power plant located in Kemerovo Region that was separated from Kuzbassenergo in July 2006. As of January 1, 2007, its installed electric power capacity was 554 MWt, and the heat power capacity was 560 Gcal/h. On March 29, 2007, we acquired 93.4% of the voting stock of Southern Kuzbass Power Plant.

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

The key elements of our strategy include the following:

Expand our Mining Business.   We intend to build on our substantial mining experience by:

•       Developing our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We plan to increase our coal production from 17 million tonnes in 2006 to 25 million tonnes in 2010, and maintain our iron ore concentrate production at the level of 5.0 million tonnes during 2006-2011.

•       Continuing to make selective acquisitions of coal and other mining enterprises, including new subsoil licenses, particularly in Russia, as strategic opportunities present themselves.

•       Maintaining our flexibility to internally source raw-material inputs for our steel-making business, depending on price differentials between purchases from local suppliers and sales to foreign and domestic customers.

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

Maintain our Position as a Leading Producer of Carbon Long Products in Russia.   We have already built a solid presence in this sector, including the second largest market share for fittings. We are also a market leader in rod production and have a strong presence in the structural steel production market. We intend to maintain these positions, including through the addition of new production capacity achieved by targeted, cost-effective capital expenditures. We plan to increase our rolled products output from 4.3 million tonnes as of the end of 2006 to 4.5 million tonnes as of the end of 2009, primarily at our Chelyabinsk Metallurgical Plant. Additionally, we seek to benefit from the following factors in Russia:

•       If the economy continues to expand, the demand for long products, particularly in the construction industry, should increase, providing us with additional sales opportunities.

•       Substantial infrastructure repairs and industrial upgrade needs should also drive demand for our products.

Develop our Position as a High-Quality, Low-Cost Producer of Specialty Long Products.   We are one of Russia’s primary producers of specialty long products. We believe that this higher margin business provides us with substantial opportunities to increase our revenues and profitability for the following reasons:

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

Selectively Expand our Downstream Capacity.   We intend to continue to selectively acquire value-added downstream businesses such as hardware, stampings and forgings producers to help us reach our customer base, including in new markets. This downstream integration:

•       Is a logical extension of our specialty and low-carbon long product lines, representing a higher margin, next value-added step for products that we already manufacture.

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

Maintain Strong Export Sales.   We intend to maintain our strong relationships with our significant export customers. Although we are focused on maintaining our market position within Russia, export sales, which constituted 38% of our total sales in 2006, allow us to diversify our sales and reduce our reliance on the Russian market in the event that it were to experience a downturn.

Implementation of these strategies is subject to a number of risks. See “Item 3. Key Information—Risk Factors” for a description of these risks.

Competitive Strengths

Our main competitive strengths are the following:

Low-Cost Producer.   Our base of operations in Russia and integrated status allow us to take advantage of a number of cost advantages vis-à-vis foreign producers.

•       Low-Cost Raw Materials.   We are capable of internally sourcing 80% of the coking coal, 40% of the iron ore and 67% of the nickel requirements of our steel segment. Our mines, processing facilities and steel production facilities have long and established operating histories, and we continue to find additional cost savings through internally sourcing these raw materials. Having the ability to internally source also gives us a better bargaining position with our outside suppliers and allows us to control our raw material costs.

•       Inexpensive Energy.   We internally satisfy about 31% of our electricity needs from our own co-generation facilities, and purchase most of the remainder at low, regulated prices. We also purchase natural gas from Gazprom at low, regulated prices for our electrical and other production needs. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Increasing tariffs and restructuring in the energy sector could materially adversely affect our business.”

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

Ability to Internally Source Significant Amounts of Raw Materials.   We are capable of internally sourcing 80% of the coking coal, 40% of the iron ore and 67% of the nickel requirements of our steel segment. We are also currently expanding our iron ore processing capability so that we will be able to internally process more of our iron ore concentrate into sinter. While other steel producers have certain captive raw-materials suppliers, we are the only steel manufacturer in the world with its own nickel production facilities. We believe that our captive supply of coking coal, iron ore and nickel provides us significant advantages over other steel producers, such as higher stability of operations, better control of quality of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. Moreover, in recent years, the supply of iron ore and coal, the two primary raw materials inputs into the steel-making process, has been increasingly concentrated among fewer companies, resulting in weaker bargaining positions for steel makers. Our integration strategy has allowed us to minimize the adverse effect of such concentration and maintain a consistent supply of raw materials. In addition, our ability to source raw materials internally and within Russia means that we are not exposed to any shortages in worldwide shipping capacity.

Ability to Improve Cost Efficiency with Relatively Modest Capital Expenditures.   We believe that relatively modest capital improvements will allow us to decrease our production costs and improve our margins. For example, we expect the further introduction of continuous casting at our plants to result in substantial improvements in our cost efficiency.

Ability to Increase Current Production Cost Effectively.   We believe that we have a significant competitive advantage over our competitors in our ability to increase our production capacity relatively cost effectively because our substantial existing infrastructure can accommodate new facilities and production lines through brownfield development. Moreover, due to our integration, experience and location in Russia, which has some of the largest reserves of coal and iron in the world, we are better positioned than our European competitors to secure raw materials for any increases in steel production. For example, we plan to increase Chelyabinsk Metallurgical Plant’s rolled steel production capacity from 4.1 million tonnes as of the end of 2006 to 4.3 million tonnes in 2009.

Significant Domestic Market Shares in Specialty Steel and Carbon Long Products.   Russia is our most important market and we have significant domestic market shares in all our key specialty steel and carbon long products. We believe we have established a strong reputation and brand image for Mechel within Russia and certain of our key export markets.

Established Export Market Presence.   We export a substantial portion of our products through our sales and distribution network in seven countries and agents in 12 additional countries. These export sales, which constituted 38% and 45% of our total sales in 2006 and 2005, respectively, allow us to diversify our sales, provide us with additional growth opportunities and reduce our reliance on the Russian market in the event that it were to experience a downturn.

Well-Situated for Construction Market.   The location of our primary steel manufacturing facility, Chelyabinsk Metallurgical Plant, in the southern Urals makes it better situated, compared to our primary competitor in this market, to serve the Russian construction market. Our share of the Russian reinforcing bars market in 2006 was approximately 20%.

Value-Added Product Line.   We produce long products for a broad range of end uses, as well as forgings and stampings, wire rod for metal cord production and a wide range of hardware (wires, nails, nets, ropes and rope products). Downstream production provides us with higher margin opportunities.

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

Strong and Focused Management Team.   Our current management team has significant experience in all aspects of our businesses and has successfully transformed us from a small coal trading operation to a large, integrated coal and steel producer. Mr. Zyuzin, our controlling shareholder, is our Chief Executive Officer. Our Chief Operating Officer, Alexey Ivanushkin, has significant experience from his previous positions at Glencore International and as chief executive officer at Chelyabinsk Metallurgical Plant. Many of our directors and officers began their careers in floor jobs or in mines and moved up into management positions over the course of their careers.

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

Sales of mining products

The following table sets forth third-party sales of our mining products (by volume) for the periods indicated.

Product	2006	2005	2004
	(in thousands of tonnes)
Coking coal concentrate	6,603	5,013	5,247
Steam coal	6,728	5,876	5,539
Iron ore concentrate	2,885	2,876	2,438
Nickel	12	11	9

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated:

	2006		2005		2004
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Coking coal concentrate	518.3	39%	463.0	42%	402.1	46%
Domestic Sales (%)	74%		64%		40%
Export (%)	26%		36%		60%
Steam Coal	311.1	23%	273.5	25%	211.7	24%
Domestic Sales (%)	21%		12%		13%
Export (%)	79%		88%		87%
Iron ore concentrate	168.2	13%	167.1	15%	113.8	13%
Domestic Sales (%)	98%		69%		52%
Export (%)	2%		31%		48%
Nickel	258.7	19%	150.5	14%	108.0	12%
Domestic Sales (%)	0%		—		—
Export (%)	100%		100%		100%
Other(1)	79.8	6%	40.7	4%	42.8	3%
Total	1,336.1	100%	1,094.8	100%	878.4	100%
Domestic Sales (%)	51%		44%		33%
Export (%)	49%		56%		67%

(1)          Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

Our mining products are marketed domestically primarily through Mechel Trading House and internationally through Mechel Trading AG’s branch in Liechtenstein. The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated:

Region(1)	2006	2005	2004
Russia	51.4%	44.3%	32.0%
Other CIS	10.1%	13.0%	16.4%
Europe	31.6%	31.5%	31.3%
Asia	4.3%	9.3%	14.3%
Middle East	2.6%	1.9%	6.0%
Other	—	—	—
	100.0%	100.0%	100.0%

(1)          The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

In 2006, the five largest customers of our mining products were Glencore International (nickel, steam coal), MMK (coking coal), ZapSib (iron ore), Evrazresurs (coking coal) and NLMK (coking coal), which together accounted for 59% of our mining segment sales.

Domestic sales

We generally do not involve intermediaries in the domestic distribution of our mining products. Our domestic coking and steam coal and iron ore customers are generally located in large industrial areas and have had long-standing relationships with us. We do not sell our nickel products within Russia.

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to key customers, including steel producers. Our largest domestic customer for our coking coal concentrate is MMK, accounting for 30% of our total coking coal concentrate sales and 12% of our total mining segment sales in 2006. We generally conclude sales contracts with domestic customers on an annual basis, and set our prices and volumes on a monthly basis by open tender.

Our internal consumption of steam coal is negligible, and we sell substantially all of our steam coal to third parties. Kashirskaya GRES 4, an electric utility, is our largest domestic customer of steam coal, accounting for 6% of our total steam coal sales and 1% of our total mining segment sales in 2006. We ship our steam coal from our warehouses by railway directly to key customers, which are predominantly electric power stations. Sales contracts for steam coal are generally concluded with customers on an annual basis.

Iron ore concentrate is shipped via railway directly from Korshunov Mining Plant to customers. Our largest domestic customer, ZapSib, accounted for 96% of our total iron ore concentrate sales and 12% of our total mining segment sales in 2006. Prices are set monthly.

Since 2002, Mechel Trading House has operated its wholly-owned subsidiary, Mecheltrans, a railway freight and forwarding company. Mecheltrans owns its own rolling stock, consisting of 293 open cars, 259 pellet cars, rents 1,210 open cars and 20 pellet cars, and leases 1,600 open cars. The company transported domestically approximately 36 million tonnes of our cargo in 2006, approximately 80% of which was comprised of coal and iron ore.

Export sales

We export coking coal, steam coal concentrate, low bituminous and anthracite steam coal, iron ore concentrate and ferronickel.

In the year ended December 31, 2006, our largest mining segment customer was Glencore International, accounting for 22% of our total mining segment sales. Glencore International’s purchases consisted of nickel (88%) and steam coal (12%). It was also our largest customer in the years ended December 31, 2005 and 2004, accounting for 13.9% and 5.0%, respectively, of the total mining segment sales in those periods.

We are Russia’s second largest exporter of coking coal concentrate after Yakutugol. We export our coking coal concentrate primarily to Ukraine, Slovakia and Bulgaria. In 2006, Greenway Trading was our largest foreign customer of coking coal concentrate, accounting for 9% of our total coking coal concentrate sales and 4% of our total mining segment sales. Shipments are made by railway and by ship.

Our exports of steam coal are primarily to Switzerland, Japan, Turkey and Spain, which together accounted for 52% of our total steam coal sales and 12% of our total mining segment sales in 2006. There were two international trading companies among our largest customers, both registered in Switzerland: Mechel Energy, in which we have a 50% stake, and Glencore International. Steam coal is shipped to customers from our warehouses by railway and, in some cases, by ship from Russian and Ukrainian ports.

In February 2004, we acquired Port Posiet, located in Russia’s Far East on the Sea of Japan. The port has approximately two million tonnes of cargo handling capacity and 140,000 tonnes of warehousing capacity and processed 1.4 million tonnes of cargo, mostly coal in 2006. We ship primarily our steam coal and coking coal concentrate to Japan from this port.

We also exported iron ore concentrate to China during 2006, accounting for 2% of our total iron ore concentrate sales and 0.3% of our total mining segment sales in 2006. We ship iron ore concentrate to China by rail and by sea.

In 2006, we sold all of our ferronickel that we did not use internally to Glencore International based on the London Metal Exchange, or LME, nickel prices. In 2007, we began selling our ferronickel that we do not use internally to Stratton Metals in addition to Glencore International. The proportion of our sales to Stratton Metals compared to Glencore International is 10:4. In each case, the ferronickel is delivered by railway to the port of St. Petersburg and it is then forwarded by the purchasers to their end users.

Market share and competition

Coal

As a result of mergers and acquisitions undertaken primarily by steel producers, the number of domestic coal producers has decreased from 250 in the mid-1990s to less than 60 in 2006. Over the last few years, domestic coal mining companies have generally enjoyed a relatively stable customer base.

We are the third largest coking coal producer in Russia, with a 13.8% market share, and we have a 5.5% market share with respect to overall Russian coal production. We also control 20.0% of the coking coal washing capacity in Russia. The following table lists the principal Russian coking coal producers in 2006 and their respective shares of total coking coal production, total coal production, location and controlling shareholders.

	Coking coal production	Share of total coking coal production	Total coal production	Share of total coal production	Location	Controlling shareholder
	(in thousands of tonnes)		(in thousands of tonnes)
Yuzhkuzbassugol	10,735.1	15.3%	16,137.4	5.2%	Kuzbass	EvrazGroup(1)
Southern Kuzbass Coal Company	9,697.0	13.8%	17,013.1	5.5%	Kuzbass	Mechel
Raspadskaya Mine	9,471.7	13.5%	9,471.7	3.1%	Kuzbass	EvrazGroup(1)
Kuzbassrazrezugol	4,112.0	5.9%	41,359.5	13.4%	Kuzbass	Ural Mining-Metallurgical Company
Prokopievskugol	3,437.8	4.9%	4,721.3	1.5%	Kuzbass	NLMK
Kuzbassugol	2,099.4	3.0%	2,534.8	0.8%	Kuzbass	Severstal
Mezhdurechye(2)	2,665.8	3.8%	6,016.6	1.9%	Kuzbass	Sibuglemet, Bagomes
Yakutugol(3)	5,364.1	7.6%	9,542.3	3.0%	Yakutiya	Yakut Government
Other	22,683.0	32.3%	201,991.2	65.5%
Total	70,265.9	100.0%	308,787.9	100.0%

Source: CDU TEK

(1)          Accounted for by EvrazGroup on an equity basis.

(2)          We own 16.1% of Mezhdurechye.

(3)          We own 25% + 1 share in Yakutugol.

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

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. The market is dominated by relatively few producers, with the top three producers representing 49.7% of total production of iron ore concentrate.

The following table lists the main Russian iron ore concentrate producers in 2006 and their respective shares of total production, location and controlling shareholders.

	Iron ore concentrate production	Share of total production	Location	Controlling shareholder
	(in thousands of tonnes)
Lebedinsky GOK	21,012.4	21.1%	Belgorod Region	Metalloinvest
Mikhailovsky GOK	17,106.1	17.2%	Kursk Region	Metalloinvest
Stoylensky GOK	11,305.0	11.4%	Belgorod Region	NLMK
Karelsky Okatysh	9,964.2	10.0%	North-West Region	Severstal-Resurs
Kachkanarsky GOK	9,430.7	9.5%	Urals Region	EvrazGroup
Kovdorsky GOK	5,613.2	5.6%	North-West Region	EvroChim
Korshunov Mining Plant	4,975.8	5.0%	Siberia	Mechel
Olenegorsky GOK	4,471.8	4.5%	North-West Region	Severstal-Resurs
KMAruda	1,850.9	1.9%	Belgorod Region	Industrial Metallurgical Holding
Sheregeshkoe RU	1,797.2	1.8%	Siberia	EvrazGroup
Vysokogorsky GOK	1,666.3	1.7%	Urals Region	EvrazGroup
Irbinskoe RU	1,350.4	1.4%	Siberia	EvrazGroup
Bogoslovskoe RU	1,331.3	1.3%	Urals Region	Ural Mining-Metallurgical Company
Other	7,633.6	7.7%
Total	99,508.9	100.0%

Source: Rudprom

In addition, Sokolovsko-Sarbayskoye Mining Amalgamation, which is located in Kazakhstan with a capacity of 16.7 million tonnes of iron ore concentrate and 8.7 million tonnes of pellets per annum, has been a major supplier to MMK since April 2006.

Nickel prices and demands are driven by international markets.

Coal production

Southern Kuzbass Coal Company, through its branches and one subsidiary (Tomusinsk Pit), operate five active coal mines centered around the city of Mezhdurechensk in the southwestern part of Siberia. The mines are located in the Kuznetsky Basin, Russia’s largest coal producing region. This basin trends for approximately 300 kilometers in a northwest-southeast direction and averages about 120 kilometers in width. There are four surface mines, Krasnogorsk, Tomusinsk, Olzherassk and Sibirginsk, as well as three underground mines, Lenin, Sibirginsk and New-Olzherassk. Production started at Lenin in 1953, at Krasnogorsk in 1954, at Tomusinsk in 1959, at Sibirginsk in 1973 (open-pit) and 2002 (underground) and at Olzherassk in 1980. We primarily lease or have a right of perpetual use of the land on which our coal mines and processing facilities are located.

The table below sets forth the subsoil licenses used by our coal mines and the expiration dates thereof.

No	Mine / Pit	License Area	License Holder	Expiry Date	Status	Area (sq. km)
1	Krasnogorsk Pit	Tomsk, Sibirginsk	Krasnogorsk Pit(1)	December 2013	In production	22.4
2	Krasnogorsk Pit	Sorokinsky, Tomsk, Sibirginsk	Southern Kuzbass Coal Company	November 2025	In production	2.8
3	Lenin Mine	Olzherassk	Lenin Mine(1)	November 2013	In production	10.0
4	Lenin Mine	Olzherassk	Lenin Mine(1)	December 2014	In production	2.9
5	Olzherassk Pit	Raspadsk, Berezovsk, Olzherassk	Olzherassk Pit(1)	January 2014	In production	10.1
6	Olzherassk Pit	Raspadsk	Southern Kuzbass Coal Company	December 2024	In production	3.5
7	Olzherassk Pit	Berezovsk-2, Berezovsk, Olzherassk	Southern Kuzbass Coal Company	December 2024	In production	8.6
8	Olzherassk Pit	Raspadsk	Olzherassk Pit(1)	December 2021	In production	10.1
9	Olzherassk Pit	Razvedochny, Raspadsk	Southern Kuzbass Coal Company(3)	November 2025	Feasibility study(3)	14.6
10	Sibirginsk Mine	Sibirginsk, Tomsk	Southern Kuzbass Coal Company	December 2024	In production	5.9
11	Sibirginsk Pit	Sibirginsk, Kureinsk, Uregoisk	Southern Kuzbass Coal Company(1)	January 2014	In production	17.7
12	Tomusinsk Pit	Tomsk	Tomusinsk Pit	December 2013	In production	6.7
13	Erunakovsk-1	Erunakovsk-1, Erunakovsk	Southern Kuzbass Coal Company(2)	July 2025	Feasibility study(2)	8.4
14	Erunakovsk-3	Erunakovsk-3, Erunakovsk	Southern Kuzbass Coal Company(2)	July 2025	Feasibility study(2)	7.1
15	Lenin Mine	Olzherassk	Southern Kuzbass Coal Company(2)	November 2025	Feasibility study(2)	19.2

(1)                In process of re-registration due to merger of previous license holder into this company.

(2)                Not included in our mineral reserves.

(3)                Deposits of Olzherassk Pit are partially included in our reserves, as international standards for reserves appraisal only include reserves that can be extracted with economic benefits during the license period. Thus, under the Russian standard, these deposits amounted to 159.9 million tonnes, and under the international standard (which we use), these deposits amounted to 25.5 million tonnes.

Coal is mined using open-pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our surface mines. Production at the underground mines is predominantly from longwall mining. After mining, depending upon the amount of impurities in the coal, the coal is processed in a wash plant, where it is crushed and impurities are removed. Coking coal concentrate is then transported to steel plants for conversion to coke for use in steel-making. Steam coal is shipped to utilities which use it in furnaces for steam generation to produce electricity.

The coal produced by our mines is predominately low-sulfur (0.3%) bituminous. Heating values for the coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for the steam coal range from 6,627 to 8,286 kcal/kilogram on a moisture- and ash-free basis.

The table below summarizes our coal production by mine and type of coal for the periods indicated.

	2006		2005		2004
	Tonnes	% of production	Tonnes	% of production	Tonnes	% of production
	(tonnes in thousands)(1)
Coking Coal
Sibirginsk (Pit & Mine)	1,759	18.1%	2,822	32.9%	3,000	32.2%
Tomusinsk Pit	2,477	25.6%	2,607	30.4%	2,660	28.6%
Olzherassk Pit	1,613	16.6%	1,581	18.4%	1,413	15.2%
Lenin Mine	1,880	19.4%	1,573	18.3%	2,236	24.0%
Sibirginsk Mine	1,386	14.3%
Olzherassk Mine	582	6.0%
Total Coking Coal	9,697	100.0%	8,583	100.0%	9,309	100.0%
Steam Coal
Krasnogorsk Pit	5,587	76.4%	5,278	74.7%	4,726	74.6%
Sibirginsk (Pit & Mine)	1,703	23.3%	1,649	23.3%	1,473	23.3%
Olzherassk Pit	26	0.3%	135	1.9%	136	2.1%
Total Steam Coal	7,316	100.0%	7,063	100.0%	6,335	100.0%
Total Coal	17,013		15,646		15,644
% Coking Coal		57.0%		54.9%		59.5%
% Steam Coal		43.0%		45.1%		40.5%

(1)          Tonnages are reported on a wet basis.

Coal washing plants

We operate four coal washing plants located near our coal mines in Southern Kuzbass. Of the total coal feed enriched by our washing plants in 2006, about 86.6% (14.9 million tonnes) was supplied by our own mining operations, and 13.3% (2.3 million tonnes) from the nearby Raspadsk and Prokopyevsk mines on a tolling basis. In 2006, the capacity of our washing plants in Russia accounted for approximately 15.5% of the total domestic coking coal washing capacity in Russia.

Investments in coal companies

We own 25.0% plus one share of Yakutugol, a coal producer located in eastern Siberia. Yakutugol extracts predominantly coking coal, as well as steam coal, in open and underground mines. Yakutugol’s annual output in 2006 was 9.5 million tonnes of coal consisting of 5.4 million tonnes of coking coal and 4.2 million tonnes of steam coal, and it sells most of its output to the Asian Pacific region, primarily Japan, South Korea and Taiwan, mostly under long-term contracts.

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

We also own 16.1% of Mezhdurechye, a Russian coal producer which accounted for 3.8% of Russian coking coal and 1.9% of Russian total coal output in 2006.

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

The table below summarizes our iron ore and iron ore concentrate production for the periods indicated.

	2006		2005		2004
	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(tonnes in thousands)(1)
Korshunovsk ore production	6,193	27.6%	6,522	26.7%	6,263	26.4%
Rudnogorsk ore production	5,224	37.1%	4,104	35.3%	3,576	35.5%
Tatianinsk ore production	222	32.2%	707	30.2%	364	32.5%
Total ore production	11,639	32.0%	11,333	30.0%	10,203	29.8%
Iron ore concentrate production	4,976	62.6%	4,522	62.6%	3,876	n/a

(1)          Tonnages are reported on a wet basis.

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

The following table summarizes our nickel ore and nickel products production for the periods indicated:

	2006		2005		2004
	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)
	(tonnes in thousands)(1)
Sakhara ore production	1,118.3	1.10%	1,113.7	1.14%	1,358.4	1.08%
Buruktal ore production	1,240.3	1.05%	901.6	1.06%	1,243.6	1.02%
Total ore production	2,358.6	1.07%	2,015.3	1.1%	2,602.0	1.05%
Nickel production	14.4	89.75%	12.6	n/a	12.7	n/a

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

The quarry produces both high-grade flux limestone for use in steel making and nickel smelting and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determines their suitability for particular use. In 2006, approximately 71.6% of the limestone produced at Pugachev was used internally, with 51.3% shipped to Chelyabinsk Metallurgical Plant, 16.2% shipped to Southern Urals Nickel Plant, and 2.8% to Izhstal, 1.4% used auxiliary and the remaining 8.0% was sold to third parties. This breakdown does not include normal losses of 2.6% of the total limestone production, which are losses ordinarily sustained during the production process, as well as our stock of 20.4% of the total limestone production, which is limestone produced but neither sold nor consumed. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2006	2005	2004
	(in thousands of tonnes)
Limestone production	2,013.7	2,054.0	509.0

Following the recent commissioning of our new crushing and screening plant in December 2004, our total production capacity has increased to 2.0 million tonnes of crushed limestone per year.

Mineral reserves

Our mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the standards set by the SEC in its Industry Guide 7 and have been appraised by Marston & Marston, independent mining engineers, as of January 1, 2007.

Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Additionally, to meet the legally viable requirement of the SEC, only material that is scheduled to be mined during the license period of existing subsoil licenses based on planned production was included in reserves.

Our subsoil licenses expire on dates falling in 2009 through 2025. These subsoil licenses, however, may be terminated prior to, or not be extended at, the time of their expiration. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits;” “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and

Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business and results of operations;” and “—Regulatory Matters—Subsoil Licensing.”

In addition to our mineral reserves, we have mineral deposits. Our mineral deposits are similar to our mineral reserves in all respects, except that the deposit is either (1) contained within the license boundary but is scheduled to be extracted beyond the license period or (2) is adjacent but not contained within the license boundary. In both such cases, we expect to be able to obtain the legal right to extract such deposit in the future, but we have a limited history of license renewals and the Russian legal system provides regulatory authorities with discretion in matters of license renewal. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits” and “Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity.”

The table below summarizes our reserves as of January 1, 2007.

	Coal
Summary	Coking		Steam		Iron Ore	Nickel Ore	Limestone
	(quantities in millions of tonnes)
Reserves	126.3		155.5		61.4	12.9	23.9
Grade(%)	44.8	%(1)	55.2	%(1)	27.4%	1.0%	55.2%
Deposits	56.2		135.4		111.8	63.4	40.5
Grade(%)	29.3	%(1)	70.7	%(1)	27.9%	1.0%	55.2%

(1)          Shows percent of the type of coal.

Coal

As of January 1, 2007, we had coal reserves (proven and probable) totaling 281.8 million tonnes, of which approximately 44.8% was coking coal. The table below summarizes coal reserves by mine.

Coal Reserves	Coking Coal	Steam Coal	Heating Value(1)	% Sulfur
	(quantities in millions of tonnes)(2)
Krasnogorsk	—	117.5	5,700	0.35%
Tomusinsk	12.6	—	8,355	0.22%
Olzherassk Pit	37.8	—	8,250	0.30%
Olzherassk Mine	—	25.5	7,900	0.30%
Sibirginsk Pit	19.6	12.6	8,446	0.30%
Sibirginsk Mine	41.1	—	8,510	0.30%
Lenin	15.3	—	8,451	0.30%
Total	126.4	155.6
% of Total	44.8%	55.2%

(1)          Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)          Tonnages are reported on a wet in-place basis.

As of January 1, 2007, we had coal deposits totaling 191.6 million tonnes, of which approximately 29.3% was coking coal. The table below summarizes coal deposits by mine.

Coal Deposits	Coking Coal	Steam Coal	Heating Value(1)	% Sulfur
	(quantities in millions of tonnes)(2)
Krasnogorsk	—	110.5	5,783	0.35%
Tomusinsk	8.9	—	8,355	0.22%
Olzherask	14.4	—	8,250	0.30%
Sibirginsk Pit	12.1	24.9	8,466	0.30%
Sibirginsk Mine	6.0	—	8,533	0.30%
Lenin	14.7	—	8,450	0.30%
Total	56.1	135.4
% of Total	29.3%	70.7%

(1)          Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)          Tonnages are reported on a wet in-place basis.

Coal reserves and deposits were estimated using assumed base prices of $30.84 per tonne for coking coal and $22.28 per tonne for steam coal. These prices were for the saleable product so the actual prices in the cash flow were reduced to account for process recoveries, which varied by mine. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 26.50 rubles per U.S. dollar.

Iron ore

As of January 1, 2007, we had iron ore reserves (proven and probable) totaling 61.4 million tonnes at an average iron grade of 27.4%. The table below summarizes iron ore reserves by mine.

Iron Ore Reserves(1)	Tonnes(2)	Grade (% Fe)(3)
	(tonnes in millions)
Korshunovsk	15.0	25.0%
Rudnogorsk	42.2	30.5%
Tatianinsk	4.2	26.6%
Total	61.4	27.4%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

(2)          Tonnages are reported on a wet basis.

(3)          Metallurgical recovery is projected to be 70.2%.

As of January 1, 2007, we had iron ore deposits totaling 111.8 million tonnes at an average iron grade of 27.8%. The table below summarizes iron ore deposits by mine.

Iron Ore Deposits(1)	Tonnes(2)	Grade (% Fe)(3)
	(tonnes in millions)
Korshunovsk	48.2	25.0%
Rudnogorsk	63.6	30.5%
Tatianinsk	0.0	0.0%
Total	111.8	27.8%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

(2)          Tonnages are reported on a wet basis.

(3)          Metallurgical recovery is projected to be 70.2%.

Iron ore reserves and deposits were estimated using an assumed iron ore concentrate price of $37.47 per tonne for 2007-2014. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 26.50 rubles per U.S. dollar.

Nickel ore

As of January 1, 2007, we had nickel ore reserves (proven and probable) totaling 13.0 million tonnes at an average nickel grade of 1.0%. The table below summarizes nickel ore reserves by mine.

Nickel Ore Reserves(1)	Tonnes(2)	Grade (% Ni)(3)
	(tonnes in millions)
Sakhara	5.8	1.1%
Buruktal	7.2	1.0%
Total	13.0	1.0%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

(2)          Tonnages are reported on a dry basis.

(3)          Metallurgical recovery is projected to be 73.8%.

As of January 1, 2007, we had nickel ore deposits totaling 63.4 million tonnes at an average nickel grade of 1.0%. The table below summarizes nickel ore deposits.

Nickel Ore Deposits(1)	Tonnes(2)	Grade (% Ni)(3)
	(tonnes in millions)
Sakhara	0.0	0.0%
Buruktal	63.4	1.0%
Total	63.4	1.0%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

(2)          Tonnages are reported on a dry basis.

(3)          Metallurgical recovery is projected to be 73.8%.

Nickel ore reserves and deposits were estimated using an assumed nickel price of $8.05 per pound for the period 2007-2042. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 26.50 rubles per U.S. dollar.

Limestone

As of January 1, 2007, we had limestone reserves (proven and probable) totaling 23.9 million tonnes at 55.2% CaO.

Limestone Reserves(1)	Tonnes	Grade (% CaO)
	(tonnes in millions)
Pugachev	23.9	55.2%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

As of January 1, 2007, we had limestone deposits totaling 40.5 million tonnes at 55.2% CaO.

Limestone Deposits(1)	Tonnes	Grade (% CaO)
	(tonnes in millions)
Pugachev	40.5	55.2%

(1)          Includes adjustments for dilution and mine recovery, based on historical records.

Limestone reserves and deposits were estimated using an assumed aggregate limestone price of $5.03 per tonne. All present and future operating and capital costs were converted into U.S. dollars using an exchange rate of 26.50 rubles per U.S. dollar.

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

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2006	2005	2004
	(in thousands of tonnes)
Coke	2,570	2,589	2,942
Coking Products	49	85	120
Pig Iron	3,631	3,349	3,880
Semi-Finished Steel Products, including:	1,785	1,777	1,623
Carbon and Low-Alloyed Semi-Finished Products	1,716	1,755	1,601
Long Steel Products,(1) including:	2,529	2,510	2,902
Stainless Long Products	15	12	18
Alloyed Long Products	79	123	139
Rebar	1,358	1,349	1,229
Wire-Rod	367	349	640
Low-Alloyed Engineering Steel	712	676	877
Flat Steel Products, including:	400	313	331
Stainless Flat Products	39	14	40
Carbon and Low-Alloyed Flat Products	361	299	291
Forgings, including:	75	79	99
Stainless Forgings	3	3	4
Alloyed Forgings	24	14	18
Carbon and Low-Alloyed Forgings	48	62	76
Forged Alloys	1	1	1
Stampings	101	104	78
Hardware,(2) including:	611	558	560
Wire	466	394	395
Ropes	55	55	53

(1)          Includes calibrated rolled products of Mechel Targoviste.

(2)          Excludes calibrated rolled products of Mechel Targoviste.

With the exception of our foreign subsidiaries, we manufacture almost all of our steel products using internally sourced coke, pig iron, raw steel and semi-finished steel products. When economically justified, we sometimes purchase small quantities of semi-finished steel products from local steel producers. In 2006, we did not purchase any semi-finished steel products from third parties.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in “Steel Business” does not include intercompany sales to the mining segment.

	2006		2005		2004
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Coke	38.7	1%	49.2	2%	39.0	1%
Coking Products	10.3	0%	17.6	1%	18.3	1%
Pig Iron	14.1	0%	16.7	1%	37.3	1%
Semi-Finished Products, including:	397.5	13%	465.0	17%	452.9	16%
Carbon and Low-Alloyed Semi-Finished Products(1)	299.3	10%	282.1	10%	306.6	11%
Long Steel Products, including:	1,436.3	47%	1,311.1	48%	1,302.7	47%
Stainless Long Products	35.2	1%	44.4	2%	26.3	1%
Alloyed Long Products	131.1	4%	118.3	4%	89.1	3%
Rebar	753.0	25%	616.8	23%	605.5	22%
Wire-Rod	202.3	7%	184.6	7%	304.9	11%
Carbon and Low-Alloyed Engineering Steel	314.7	10%	347.0	13%	177.0	6%
Flat Steel Products, including:	304.2	10%	219.5	8%	233.3	8%
Stainless Flat Products	125.2	4%	45.9	2%	94.3	3%
Carbon and Low-Alloyed Flat Products	178.9	6%	173.6	6%	139.1	5%
Forgings, including:	81.2	3%	93.5	3%	71.6	3%
Stainless Forgings	9.8	0%	11.0	0%	11.2	0%
Alloyed Forgings	11.9	0%	29.8	1%	19.5	1%
Carbon and Low-Alloyed Forgings	49.1	2%	45.8	2%	28.9	1%
Forged Alloys	10.3	0%	6.9	0%	12.0	0%
Stampings	151.7	5%	121.8	4%	83.1	3%
Hardware, including:	458.0	15%	373.8	14%	326.2	12%
Wire	303.3	10%	253.9	9%	213.0	8%
Ropes	60.6	2%	55.7	2%	52.4	2%
Other	169.7	6%	42.3	2%	193.0	7%
Total	3,061.7	100%	2,710.2	100%	2,757.5	100%

(1)          We deducted the revenues from slab sales in 2004-2006 from sales of “carbon and low-alloyed semi-finished products.”

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2006	2005	2004
Russia	57.1%	48.0%	41.3%
Other CIS	5.6%	5.0%	2.9%
Europe	28.5%	29.9%	36.3%
Asia	1.3%	8.6%	15.3%
Middle East	5.5%	4.7%	2.3%
United States	1.7%	2.1%	1.2%
Other	0.3%	1.7%	0.6%

(1)          The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

In 2006, our steel segment sales outside of Russia were principally to Europe and CIS. Sales in Europe accounted for 28.5% of our total steel segment sales. European sales during 2006 were largely to Romania (9.9%) and Switzerland (6.8%), followed by Germany (2.4%), Poland (1.2%), and France (0.8%). Sales to Switzerland primarily consisted of sales to Glencore International (see below). Sales in Asia accounted for 1.3% of our total steel segment sales, consisting of Indonesia (0.6%), followed by Vietnam (0.3%), and the Philippines (0.2%). Middle East sales in 2006 accounted for 5.5% of our total steel segment sales. The three largest markets were Iran (3.1%), United Arab Emirates (0.6%) and Turkey (0.5%).

In 2006, the five largest customers of our steel segment products were Glencore International (carbon and low alloyed semi finished products, wire rods), Metallokomplekt-M (reinforcing bars and wire rods), MetallService (carbon and low-alloyed flat products, stainless flat products, carbon and low-alloyed engineering steel ), Sibpromsnab (carbon and low-alloyed flat products, stainless flat products and reinforcing bars) and Dipos (reinforcing bars, wire rods, carbon and low-alloyed engineering steel ), which together accounted for 16% of our steel segment sales.

Sales of our steel products to Glencore International comprised 9.2%, 8.0% and 10.9% of our total steel segment sales in 2006, 2005 and 2004, respectively, which we record as European sales. Glencore International resells these steel products primarily to customers in the Middle East and Asia. In 2006 and 2005, customers in the Middle East accounted for 51.6% and 42.0%, respectively, of these sales, with most of these sales being to Iran, and customers in Asia accounted for 27.0% and 43.0%, respectively, of these sales. See “—Marketing and Distribution—Export Sales” below for a further description of our steel product sales to Glencore International.

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

Products	2006	2005	2004
	(in millions of U.S. dollars, except for percentages)
Coke	38.7	49.2	39.0
Domestic (%)	95%	100%	100%
Export (%)	5%	—	—
Coking Products	10.3	17.6	18.3
Domestic (%)	99%	89%	92%
Export (%)	1%	11%	8
Pig Iron	14.1	16.7	37.3
Domestic (%)	100%	11%	29%
Export (%)	0%	89%	71%
Semi-Finished Steel Products	397.5	465.0	452.9
Domestic (%)	11%	7%	8%
Export (%)	89%	93%	92%
Long Steel Products	1,436.3	1,311.1	1,302.7
Domestic (%)	76%	63%	55%
Export (%)	24%	37%	45%
Flat Steel Products	304.2	219.5	233.3
Domestic (%)	79%	57%	56%
Export (%)	21%	43%	44%
Forgings	81.2	93.5	71.6
Domestic (%)	48%	48%	64%
Export (%)	52%	52%	36%
Stampings	151.7	121.8	83.1
Domestic (%)	82%	84%	89%
Export (%)	18%	16%	11%
Hardware	458.0	373.8	326.2
Domestic (%)	76%	72%	67%
Export (%)	24%	28%	33%
Other	169.7	42.3	193.0
Domestic (%)	70%	64%	31%
Export (%)	30%	36%	69%
Total	3,061.7	2,710.2	2,757.5
Domestic (%)	68%	55%	49%
Export (%)	32%	45%	51%

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

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2006.

Use by Industry	Metal Works, Hardware Plants	Pipe Factories	Construction	Engineering	Railway Construction, Repair	Power Generation	Other Industries(1)
Semi-Finished Steel Products	95%	1%	0%	3%	0%	0%	1%
Long Steel Products	4%	1%	73%	17%	1%	0%	4%
Flat Steel Products	1%	11%	67%	20%	0%	0%	1%
Forgings	16%	50%	0%	32%	0%	0%	1%
Stampings	2%	0%	4%	54%	0%	0%	40%
Hardware	8%	0%	19%	20%	10%	2%	41%

(1)          Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

Marketing and Distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Mechel Trading House, headquartered in Moscow, coordinates our Russian sales and has four sales branch offices. Mechel Trading AG, based in Zug, Switzerland, coordinates export sales of our steel products through its branch in Schaan, Liechtenstein.

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

In January 2006, we established Mechel Hardware, which will sell products produced at Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Mechel Nemunas to the Russian and international markets.

Our domestic steel production facilities are located in large industrial areas and have long-standing relationships dating from Soviet times with local end-user customers. Mechel Trading House has four branches in Moscow, Chelyabinsk, Chebarkul and Izhevsk; and Mechel-Service has seventeen warehouses in Chelyabinsk, Omsk, Tyumen, Ufa, Kazan, Nizhniy Novgorod, Samara, Saratov, Tolyaty, Ekaterinburg, Perm, Novosibirsk, Rostov, Krasnodar, Sochi, Moscow and St. Petersburg. These branches develop and service our long-standing customer relationships by virtue of their proximity to both production and customers and thereby allow our local sales forces to provide highly specialized and technical sales and service support to our Russian customers.

Mechel Trading House has approximately 300 employees. Mechel-Service has approximately 320 employees. Mechel Hardware has approximately 60 employees.

Export sales

Most of our international steel sales are made to independent distributors, which then sell our products in smaller quantities to end users. Our subsidiary Mechel International Holdings has sales offices in the following seven countries:

Asia		Europe
Philippines	Vietnam	Austria	Belgium
		Liechtenstein	Romania
Switzerland

We also work with agents in 12 additional countries. We have an internationally oriented sales force which facilitates communications between our production facilities and the end users of our products, keeping in mind local and international customs in business dealings, including language requirements. Our use of a centralized international sales organization offers comprehensive and coordinated logistical and financial services to our international customers.

Our Romanian sales are carried out by our Romanian subsidiaries Mechel Campia Turzii and Mechel Targoviste.

Most of our distributor customers are based in one location close to end users. We service these customer relationships employing local sales forces and maintaining local sales offices, which makes us familiar with the markets in which end users of our products are located.

Glencore International is the largest customer of our exported steel segment products. During 2006, 2005, and 2004, we sold $282.6 million, $217.3 million and $299.5 million in steel products to Glencore International, respectively, comprising 9.2%, 8.0% and 10.9% of our total steel segment sales, respectively, during these periods. Starting in November 2004, steel sales to Glencore International were made pursuant to a framework contract providing for the sale of a minimum of 180,000 tonnes of commodity carbon steel products per quarter at market-based prices. This framework contract extends through December 2007. The products purchased by Glencore International consist of wire rod, rebar, billets, hot-rolled sheet and coil, which are then resold by Glencore International abroad, principally to purchasers in Asia and the Middle East.

We also sell steel products to wholesalers on a walk-in basis through large open and covered warehouse areas in the Port of Antwerp, Belgium. At this port, we primarily stock both rolled and forged bars, and intend to expand the product offering to cover other products such as wire rods and nails.

Mechel International Holdings and its subsidiaries, branches and representative offices have approximately 92 employees.

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

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by relatively high concentration of production, with the six largest integrated steel producers, including us, accounting for 80% of overall domestic steel output in 2006.

Following is a brief description of Russia’s other four largest steel producers:

•       EvrazGroup, which consists of Nizhny Tagil Metallurgical Plant, Zapadno-Sibirsky Metallurgical Plant (ZapSib), and Kuznetsky Metallurgical Plant, is effectively the largest producer in Russia on a consolidated basis, accounting for 22% of Russia’s total rolled products output (including production of long products, semi-finished products, forgings and stampings) in 2006. Like us, EvrazGroup focuses on the production of long products including rebars, wire rods and profiled rolled products (such as rails, beams and channels). EvrazGroup also controls iron ore producers Kachkanarsky GOK and Vysokogorsky GOK and coking coal producer Yuzhkuzbassugol, and has an equity investment in Raspaskaya Mine, which produces coking coal.

•       Severstal had a 17% market share of Russian rolled steel production in 2006. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products and controls 24% of Russia’s total production output. Domestic sales accounted for 68% of Severstal’s output in 2006, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls UAZ, a domestic off-road car-maker, VorkutaUgol and Kuzbassugol, which completely satisfy Severstal’s coking coal requirements, and iron ore producers Karelsky Okatysh and Olenegorsky GOK.

•       MMK accounted for 20% of Russian rolled steel production in 2006. MMK’s product mix is comprised mostly of flat products, representing 85% of its commercial steel products output (including production of slabs). Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 52% of its output in 2006 and also produces its own iron ore. Its production facilities are located in Magnitogorsk in the southern Urals.

•       NLMK had a 14% market share of Russian rolled steel production in 2006. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 66% of its products in 2006. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoilensky GOK. The company’s steel facilities are located in Lipetsk, to the southeast of Moscow.

•       Metalloinvest, which consists of OEMK and Ural Steel, had a 9% market share of Russian rolled steel production. OEMK produces only long products, and Ural Steel produces both long and flat products. Metalloinvest exported 37% of its rolled steel production in 2006. The company’s production facilities are located in the Central and Ural Regions of Russia. The main shareholder of Metalloinvest also controls Russia’s largest iron ore and pellets production facilities, Lebedinskii and Mikhailovskii GOK.

These six companies, including us, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, EvrazGroup and Metalloinvest produce primarily long products. According to Metall-Expert, Mechel is the leading and most comprehensive producer of specialty steel and alloys in Russia, and controlled 39% of total Russian specialty steel output in 2006. We are also the third largest producer in Russia of long products, with significant market shares in both carbon and specialty steel long products, according to Metall-Expert.

In the Russian carbon long market segment, our primary products and our market positions are as follows, according to Metall-Expert:

•       Reinforcement bar—In rebar, we compete in the 6-40 millimeters range. In 2006, the rebar market was dominated by Mechel (20%) and EvrazGroup (25%)(excluding imported rebars from the CIS). At present, the Russian domestic market for rebar is protected from Ukrainian imports by a 21% import tariff, which was extended through August 2007.

•       Wire rod—There were five major producers of wire rod in Russia in 2006: Mechel (30%), EvrazGroup (21%), Severstal (24%), Nizhneserginsky MZ (12%) and MMK (11%). We produce some of the highest quality and widest ranges of wire rod (5-10 millimeters) among Russian producers.

We were one of the leading producers in Russia of specialty steel long products (bearing, tool, high-speed and stainless steel) in 2006, producing 39% of the total Russian output. We had significant market shares in stainless long products (45%), tool steel (39%) and high-speed steel (40%) in 2006. OEMK, an integrated steel mill specializing in long carbon and specialty steel products and our nearest specialty steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries. Other Russian specialty steel producers, like Electrostal, lag significantly behind us in terms of overall specialty steel production. We were also Russia’s largest producer of stainless flat products, with an 84% share of domestic production in 2006. We were the second largest producer of hardware in Russia in 2006 with a 23% market share, following Severstal (35%) and followed by MMK (15%). For products in which we specialize, however, our share was substantially higher. For example, we had a 54% share of the spring wire market and a 47% share of the high-endurance wire market during 2006. The preceding market share data was, in each case, according to the Association of Specialty Steel and Metall-Expert.

Raw materials

The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. We are 80% self-sufficient in our requirements of coking coal, with Southern Kuzbass Coal Company having supplied 2.3 million tonnes of coking coal concentrate to Chelyabinsk Metallurgical Plant in 2006. We process coking coal concentrate into coke at Chelyabinsk Metallurgical Plant. Coke is used in both steel-making operations at Chelyabinsk Metallurgical Plant and our nickel-smelting operations at Southern Urals Nickel Plant. In 2006, we produced and internally used 0.3 million tonnes of coke in our production facilities and produced and sold another 2.2 million tonnes of coke to third parties. Our internal steam coal requirements are not material.

Our steel-making operations use iron ore in the form of pellets, sinter, concentrate and sinter ore. The ultimate form of the iron ore feed into the steel making process, however, consists of pellets and sinter only. In 2006, our steel-making operations used 5.7 million tonnes of iron ore feed, approximately 40% in the form of pellets and 60% in the form of sinter, and we internally sourced 40% of our total iron ore feed requirements during this period. Our Korshunov Mining Plant supplied us with 2.3 million tonnes of iron ore concentrate in 2006, which accounted for 100% of our total iron ore concentrate needs in this period. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. We purchase most of the remaining part of our iron ore feed, mainly in the form of pellets, from Russian domestic suppliers such as Kostomukshinsky GOK, Lebedinsky GOK and Karelsky Okatysh under annual contracts on market terms.

In 2006, we used approximately 5,000 tonnes of nickel in the production of stainless and other specialty steels. We sourced approximately 67% of our nickel requirements in 2006 from our nickel mining and smelting operations at Southern Urals Nickel Plant. We source other nickel grades from Norilsk Nickel, Ufaleinikel and other smaller nickel producers.

Our steel making technology is primarily based on the basic oxygen furnaces, accounting for over half of our raw steel production. Ferrous scrap represents approximately 38% of feedstock, and we are approximately 41% self-sufficient in this raw material, sourcing the balance from various scrap traders. Electric arc furnaces are the primary method of steel-making at Mechel Targoviste.

In March 2006, we acquired Mechel Recycling, a Chelyabinsk-based metal scrap processing company, in line with our policy of ensuring the steel segment’s self sufficiency in raw materials.

We internally source all of our limestone requirements from our Pugachev quarry. In 2006, we used approximately 1.1 million tonnes of limestone in the production of steel.

Steel making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2006, our operations consumed approximately 3.5 billion kWh of electricity, of which 2.5 billion kWh was used at Chelyabinsk Metallurgical Plant, 0.5 billion kWh was used at other Russian facilities and 0.5 billion kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant and Urals Stamping Plant have cogeneration power facilities, which produced 1.7 billion kWh of electricity for internal consumption in 2006, yielding 68% self-sufficiency at these plants and 31% self-sufficiency overall for the group, including mining operations. The balance was purchased from local utilities. Substantially all of our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2006, we consumed 5.0 billion cubic meters of blast furnace gas, 0.8 billion cubic meters of coke gas and 2.0 billion cubic meters of natural gas.

Large amounts of water are also required in the production of steel. Water is used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 10% of its water needs from a local river and the rest from recycled water. Each of Vyartsilya Metal Products Plant and Urals Stamping Plant sources 100% of its water needs from a local river. Southern Urals Nickel Plant sources 88% of its water needs through recycling and the rest from a local river. Mechel Targoviste sources 100% of its production water needs through recycling and the rest is sourced from a local river.

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

For a description of how seasonal factors impact our use and reserve levels of raw materials see “Item 5. Operating and Financial Review and Prospects—Trend Information—Seasonality” below.

Steel production facilities

We generally own, lease or have a right of perpetual use of the properties on which our steel production facilities are located. Most of the land on which Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant and Izhstal are located is used pursuant to a right of perpetual use. The land on which Vyartsilya Metal Products Plant and Mechel Nemunas are located is leased. The land on which Mechel Targoviste and Mechel Campia Turzii are located is owned.

The main manufacturing processes at Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Izhstal, Mechel Campia Turzii (with the exception of wire-drawing workshop No. 3, as described below) and Mechel Targoviste are ISO 9001:2000 certified through 2009. Wire-drawing workshop No. 3 of Mechel Campia Turzii is ISO 14001 certified through 2008.

Chelyabinsk Metallurgical Plant

Our raw steel production in Russia takes place at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant is an integrated coke and gas, sintering production, blast furnace and BOF/EAF steel mill. It produces coke for sale, semi-finished steel products, carbon and specialty steel products and forgings. Its customer base is largely comprised of steel producers and tube manufacturers, and customers from the construction, engineering and ball-bearing industries. The plant sources all of its coking coal needs from our Southern Kuzbass Coal Company and most of its iron ore needs from our Korshunov Mining Plant and a majority of its nickel needs from our Southern Urals Nickel Plant, respectively. In 2006, coke production and specialty steel production were separated from Chelyabinsk Metallurgical Plant into separate entities called Mechel Coke and Specialty Steel, respectively. Mechel Coke produces and sells coke, and Specially Steel produces and sells specialty steel. Both Mechel Coke and Specialty Steel are wholly owned subsidiaries of Chelyabinsk Metallurgical Plant.

Chelyabinsk Metallurgical Plant’s (including  Specialty Steel’s) principal steel and hire production lines include a BOF workshop equipped with three converters; three EAF workshops equipped with electric arc ovens, including two large ovens of 100 and 125 tonnes, respectively; small capacity of constant and alternating-current furnaces, vacuum induction and plasmic furnaces; vacuum arc and electroslag remelting furnaces; five comprehensive steel treatment machines; two steel vacuum-degassed machines, an argon-oxygen refining machine; four continuous billet-casters; blooming with continuous rolling mill for 200-320 millimeters and 80-180 millimeters square billets; six long product mills for 8-190 millimeters diameter round bar and 75-156 millimeters square bar, 6.5-10 millimeters wire rod, rebar steel, bands and shaped beams; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeters cold-rolled stainless sheet; a forged piece hammer workshop and a forging and pressing workshop equipped with five presses and forging machines of 1,250-2,000 tonnes, as well as eight coking batteries, seven sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Areas	Capacity in 2006	Capacity Utilization Rate in 2006	Planned Increase (2007-2009)
	(in tonnes except for percentages)
Sintering	5,100,000	74.0%	700,000
Pig Iron	3,800,000	95.6%	—
Steel-making	5,100,000	95.1%	—
Rolling	4,130,000	97.2%	195,400
Forging and pressing	73,000	99.2%	16,440
Coking	3,100,000	74.0%	—

In 2005 we commissioned the first part of a new sinter plant at Chelyabinsk Metallurgical Plant. Currently four sintering machines are operational, and a new sintering plant provides a total capacity of 4.5 million tonnes of sinter per annum.

Izhstal

Izhstal is a Russian specialty steel producer located in the city of Izhevsk, Udmurtia, west of the Urals. Its customer base is largely comprised of companies from the aircraft, defense, automotive, agricultural, power, engineering, oil and gas and construction industries.

Izhstal’s principal production lines include five EAF of 30 tonnes each; aggregate “ladle stove” and ladle vacuum machine with oxygen decarburization; three open hearth furnaces of 130-135 tonnes each; blooming machine for 100-220 millimeters square billets; three medium-sized long products rolling mills for 30-120 millimeters round bars, 30-90 millimeters square bars, bands and hexagonal bars; and one continuous small long products wire mill for 5.5-29 millimeters round, 12-28 millimeters square and 12-27 millimeters hexagonal light sections, reinforced steel and bands. It also has a hardware workshop, equipped with various drawing mills, a pickling line and a forging workshop, equipped with a number of sledge hammers and press-cutters. The following table sets forth the capacity and the capacity utilization rate for each of Izhstal’s principal production areas.

Production Areas	Capacity in 2006	Capacity Utilization Rate in 2006	Planned Increase (2007-2009)
	(in tonnes except for percentages)
Steel-making	700,000	83.8%	—
Rolling	1,000,000	36.6%	—
Hardware	98,000	43.2%	—
Forging and stamping	60,000	29.0%	—

Izhstal experienced low capacity utilization rates due to high production costs and the resulting uncompetitive products. Upon acquisition of Izhstal we took a strategic decision to lower Izhstal production costs in steel-making and rolling activities by supplying Izhstal with our semi-finished products, pig iron and nickel that resulted in increase of Izhstal steel-making and rolling capacity utilization from 71% and 36% in 2004 to 84% and 37% in 2006. Hardware and forging and stamping low capacity utilization rates are explained by low demand for these products on Russian market.

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

Production Areas	Capacity in 2006	Capacity Utilization Rate in 2006	Planned Increase (2007-2009)
	(in tonnes except for percentages)
Rolling	553,000	36.6%	—
Hardware	411,000	89.8%	43,000

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

Production Areas	Capacity in 2006	Capacity Utilization Rate in 2006	Planned Increase (2007-2009)
	(in tonnes except for percentages)
Hardware	68,000	92.0%	—

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

Production Areas	Capacity in 2006	Capacity Utilization Rate in 2006	Planned Increase (2007-2009)
	(in tonnes except for percentages)
Stamping	100,000	83.0%	—

Mechel Targoviste

Mechel Targoviste is a major Romanian EAF steel mill that produces specialty and carbon long products, forgings, and hardware. Mechel Targoviste is the largest producer of long products in Romania and the second largest producer of raw steel in Romania, according to Metal Invest Consulting. The plant’s customers are largely from the engineering, automotive, tool, ball-bearing, tube, hardware and construction industries.

Mechel Targoviste’s principal production lines include an EAF workshop equipped with one modernized electric arc oven of 75 tonne capacity; steel vacuum processing and treatment machines; a continuous billets caster; a blooming machine for 80-400 millimeters square and 90-145 millimeters round billets; and two continuous long products rolling mills for 20-80 millimeters round bars, 24-57 millimeters hexagonal bars, 60-70 millimeters square bars, 6-12 millimeters thick and 60-120 millimeters wide bands, 12-26 millimeters bundle rod and reinforcing steel. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Targoviste’s principal production areas.

Production Areas	Capacity in 2006	Capacity Utilization Rate in 2006	Planned Increase (2007-2009)
	(in tonnes except for percentages)
Steel-making	527,000	88.4%	73,000
Forging and pressing	37,400	12.4%	—
Rolling	780,000	47.5%	—
Hardware	6,700	22.6%	—

Mechel Targoviste experienced low capacity utilization rates due to high production costs and uncompetitive product quality.

Mechel Campia Turzii

Mechel Campia Turzii is a leading Romanian domestic hardware plant that produces long steel products, including carbon and alloyed wire rod, rebar and hardware, including various types of wire, ropes, nets, electric cables and nails, as well as carbon and low-alloyed billets. The plant’s customers are largely from the construction and engineering industries.

Mechel Campia Turzii’s principal production lines include several hardware workshops equipped with drawing, nail-making and zinc-plating machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Campia Turzii’s principal production areas.

Production Areas	Capacity in 2006	Capacity Utilization Rate in 2006	Planned Increase (2007-2009)
	(in tonnes except for percentages)
Steel-making	363,000	0.5%	—
Rolling	330,000	42.5%	—
Hardware	100,000	86.0%	35,500

Mechel Campia Turzii experienced low capacity utilization rates in rolling workshops due to high production costs of production of semi-finished low-alloyed products and resulting uncompetitive products. In February 2006, as part of a restructuring of the production process at the Mechel Campia Turzii, one EAF steel-making workshop and two rolling mills were discontinued.

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

Production Areas	Capacity in 2006	Capacity Utilization Rate in 2006	Planned Increase (2007-2010)
	(in tonnes except for percentages)
Hardware	90,000	70.9%	—

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

In 2006, approximately 81% of our steel segment revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

European Union

Our steel sales to the EU constituted approximately 9% of our total steel segment revenues in 2006. The Russian government and the European Community have an export quota system in place whereby Russian exports to the EU are limited to certain stipulated quantities for each product category. The quota by product category is distributed between the Russian producers based on a procedure jointly developed by the Ministry of Economic Development and Trade of the Russian Federation and the Ministry of Industry and Energy of the Russian Federation. The procedure provides that for each product category, a company’s export quota allocation is calculated on the basis of shipments by the company of the particular product over the past three years to the EU market (which is given a 70% weighting), and on the company’s market share in domestic production of the particular product (which is given a 30% weighting). After the quotas are calculated, the Russian Ministry of Industry and Energy then confirms quota allocations, and the Russian Ministry of Economic Development and Trade issues export licenses for these quotas. In 2006, the quota covered approximately 43.7% of our steel segment products exported to the EU.

In 2006, the total EU quota for Russian steel was 2.3 million tonnes, and we received 268,668 tonnes of the total quota. As quotas are granted by product category, usage of our individual quotas varied. For example, usage of our 2006 quota for long products other than rebar and wire rod was 98%, while usage for our wire rod quota was 83%. The EU-Russia Steel Agreement for 2007 provides for the total Russian quota to be 2.9 million tonnes. Our quota is set at approximately 290,000 tonnes, which includes 19,000 tonnes for flat products and 271,000 tonnes for long products. Our supply of wire rod to Mechel Nemunas, our hardware plant in Lithuania, is also subject to the EU export quota system, and our quota for that plant is 61,500 tonnes for 2007. We also expect to receive an additional quota in 2007 for supplying wire rod to our Romanian subsidiary Mechel Campia Turzii equal to 27,000 tones. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We face numerous protective trade restrictions in the export of our steel products.”

In addition, an anti-dumping duty in the amount of 50.7% was applicable for export to the EU of steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until August 2006. This duty is under review at the EU, and we expect that it will be extended for five more years, but at a lower rate.

Finally, an anti-dumping investigation against imports of steel wire ropes originating in Russia was initiated in Ukraine in January 2006. The investigation did not have a material effect on our sales, as we increased our sales in the Russian market.

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

Capital Improvements Program

We plan to spend $2.7 billion for our capital expenditures program for the five-year period of 2007 – 2011. It is targeted at expansion of the mining segment and increasing the efficiency of the steel segment. The split is approximately $1.2 billion in mining and approximately $1.5 billion in steel.

In the mining segment, in line with our target to produce 25 million tonnes of coal in 2010, we will direct approximately $150 million to the development of the Erunakovskaya deposit, which is expected to produce approximately three million tonnes of coking coal annually; and $100 million will be directed to the development of brownfield license areas covering approximately one billion tonnes of predominantly coking coal. Other major mining projects are also aimed at improving quality, and include the construction of Sibirginskaya coal washing plant for approximately $65 million. In the iron ore business, we will invest approximately $90 million in Korshunov Mining Plant.

Steel segment projects are targeted at improving efficiency while maintaining existing output, and will be mainly directed to Chelyabinsk Metallurgical Plant, our core steel-producing facility. We completed construction of an additional continuous caster for approximately $145 million in line with our target to raise the proportion of steel produced through continuous casting from the current 37% to 50% in 2007. Other projects include a new coking battery and reconstruction of rolling facilities.

The following table sets out by segment and facility the major items of our capital expenditures currently in progress or expected to be commenced in 2007-2008.

Project	Estimated Production Increase and/or Other Improvements	Total Planned Expenditures*	Year of Project Start	Estimated Year of Commissioning/ completion
		(in millions of U.S. dollars)
MINING BUSINESS
Southern Kuzbass Coal Company
Construction of Erunakovskaya-1 Mine	Increase in coking coal output to 4.0 million tonnes per annum	$150.0	2006	2012
Construction of mine in Olzherasskaya-Glubokaya field	Increase in coking coal output to 1.5 million tonnes per annum	$75.0	2007	2011
Construction of Sibirginsk Mine	Increase in coal output from 1.7 to 3.2 million tonnes per annum	$80.0	2006	2010
Construction of Sibirginsk Washing plant	Increase of coal washing capacity by 4.0 million tonnes of coking coal per annum	$65.0	2007	2009
Development of load-haul-dump system	Increase of admission ability to transport the obtained coal by railway	$85.0	2007	2009
Maintenance current coal capacity	Modernization and renewal of mountain and transport equipment	$265.0	2007	2011
Korshunov Mining Plant
Development of Concentrate Production Facilities	Maintenance of iron-ore concentrates at the level of 5 million tonnes per annum. Decrease mining and enrichment costs	$90.0	2007	2010
Port Posiet
Reconstruction of Port	Construction of modern port with the aim to increase export. As a result, port will be able to handle water crafts with the capacity of 60 thousand tonnes.	$70.0	2007	2009
Southern Urals Nickel Plant
Conversion to up-to-date technology of production of iron nickel	Increase iron nickel production, decrease production costs and improve ecological indexes.	$300.0	2009	2012
STEEL BUSINESS
Chelyabinsk Metallurgical Plant
Agglofactory 2	Increase of agglomerate capacity to 6.5 million tonnes per annum	$85.0	2009	2012

Construction of blast furnace	Capacity of 1.7 million tonnes per annum. Increase of cast iron production to 4.5 million tonnes per annum. Stopping of out of date equipment.	$200.0	2008	2010
Reconstruction of basic oxygen shop	Replacement of two converters.Increase of steel production by 270 thousand tonnes per annum	$90.0	2007	2008/2009
Modernization of mill 250-2	Increase in production capacity by 300 thousand tonnes per annum. Production familiarization of new sort of profiled iron and rod with diameter from 5.5 to 40 millimeter.	$120.0	2007	2009
Construction of bloom machine with complex of steel processing outside stove in oxygen-converter shop	Increase in continuous casting block production capacity by 1.0 million tonnes per annum	$145.0	2007	2009
Construction of complex of outside steel processing	Capacity of 0.6 million tonnes per annum	$90.0	2008	2010
Construction of rolled facilities in the blooming building	Production of new types of rolling for construction usage. Capacity of 1 million tonnes per annum	$310.0	2008	2010
Modernization of slab machine of continuous steel pouring	Increase in production capacity to 1.2 million tonnes per annum with increase of non-corrosive steel production	$70.0	2007	2008
Reconstruction of sheet-rolling mill 2300/1700	Increase production capacity to 1.1million tonnes and increase in thick sheet production capacity by 400 thousand tonnes per annum.Production of non-corrosive steel	$145.0	2007	2008/2009
Reconstruction of cool sheet-rolling mill	Modernization of cool sheet-rolling shop in order to increase non-corrosive rolling production	$35.0	2008	2009
Izhstal
Modernization of electro steel melting production	Increase of steel melting capacity to 480 thousand tonnes per annum and steel quality improvements. Close of open-hearth furnace	$110.0	2007	2009
Reconstruction of mill 250	Increase in capacity to 300 thousand tonnes per annum and increase of quality	$30.0	2007	2009
Mechel Targoviste
Modernization of medium-grade and small-grade rolling mill complex	Increase of profiled rolling capacity to 500 thousand tonnes and quality improvement	$20.0	2006	2007/2008/2009
Reconstruction of vacuum machine	Increase of capacity to200 thousand tonnes per annum, decrease of production expenses	$5.0	2006	2007
Urals Stamping Plant, Beloretsk Metallurgical Plant, Mechel Campia Turzii, Mechel Nemunas
Modernization of hardware equipment	Production of new products (wire, rope, nails and forged piece). Quality increase	$105.0	2007	2007-2011

*                     We estimate that approximately $31.4 million of the aforementioned planned expenditures for these projects have been made as of December 31, 2006. In 2006, we spent $397.8  million in total for capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out basic research and applied technology development activities, primarily focused on improving casting operations through improvements in working practices and operational methods. At our corporate level, we have the Department of Long-Term Planning and Technological Development, which is responsible for research and development and employed a total of 8 researchers. We also contract with third-party consultants from the metallurgical industry and major Russian research institutions to produce development concepts and conduct feasibility studies.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Izhstal have specialized research divisions with a total of 201 researchers involved in the improvement of existing technologies and products.

We did not spent a significant amount on research and development activities in 2006, 2005 and 2004.

Insurance

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, our facilities are not insured, and we have no coverage for business interruption or loss of key management personnel.

Our Russian subsidiaries maintain obligatory insurance, which includes insurance for third-party liability (including ecological) for injuries and losses caused by accidents in dangerous industrial sites, insurance for third-party liability for injuries caused during construction and operation of hydrotechnical installations and auto insurance. Some of our Russian subsidiaries insure automobiles, real estate interest and cargo, but it is not done in all instances and for all significant assets. Mechel Trading Ltd, Zug, Schaan Branch maintains comprehensive insurance, including marine, liability, including products liability, and trade indemnity. Mechel Campia Turzii maintains insurance that covers its employees, property, plant and equipment.

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

•       construction;

•       fire control and security;

•       medical operations; and

•       transportation activities.

These licenses and permissions are usually issued for a period of one to five years and may be extended upon application by the licensee. Licenses for the use of natural resources may be issued for shorter or longer periods. Upon the expiration of a license, it may be extended upon application by the licensee.

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

Among different licenses required for mining minerals in Russia, the two major types of licenses are: (1) an exploration license, which is a non-exclusive license granting the right of geological exploration and assessment within the license area, and (2) a production license, which grants the licensee an exclusive right to produce minerals from the license area. In practice, many of the licenses are issued as combined licenses, which grant the right to explore, assess and produce minerals from the license area. A subsoil license defines the license area in terms of latitude, longitude and depth.

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2006, we incurred the minerals extraction tax in the amount of $27.0 million, out of which $25.7 million was included in the income statement as other taxes.

The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, production licenses a maximum term of 20 years, and combined exploration, assessment and production licenses a maximum term of 25 years. After amendments of the Subsoil Law in January 2000 and in August 2004, exploration licenses still have a maximum term of five years; in the event that a prior license with respect to a particular field is terminated early (for example, when a license is withdrawn due non-usage of the licensed subsoil), a production license may have a one-year term until a new licensee is determined, but is generally granted to another user for the term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and production licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered with the Russian Federal Geological Fund.

Issuance of licenses

Subsoil licenses are issued by the Federal Agency for Subsoil Use. Most of the currently existing production licenses owned by companies derive from (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Russian Civil Code, the Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law does not forbid production licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase.

Extension of licenses

The Subsoil Law permits a subsoil licensee to request an extension of a production license in order to complete the production from the subsoil plot covered by the license or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user complies with the terms and conditions of the license and the relevant regulations.

In order to extend a period of a subsoil license, a company must file an application with the federal authorities to amend the license.

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

The factors that may, in practice, affect a company’s ability to obtain the approval of license amendments include (1) its compliance with the license terms and conditions; (2) its management’s experience and expertise relating to subsoil issues, including experience in amending licenses; and (3) the relationship of its management with federal and/or local governmental authorities, as well as the local governments. For a description of additional factors that may affect Russian companies’ ability to extend their licenses, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.” See also “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business and results of operations” and “—Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity.”

Maintenance and termination of licenses

A license granted under the Subsoil Law is accompanied by a licensing agreement. The law provides that there be two parties to any subsoil licensing agreement: the federal authorities and the licensee. The licensing agreement sets out the terms and conditions for the use of the subsoil.

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

Our mining subsidiaries generally have a right of perpetual use of their plots or have entered into long-term lease agreements. A lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any agreement for a period longer than one year must be registered with the relevant state authorities.

Environmental

We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the formation, distribution and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law on Environmental Protection of January 10, 2002, as amended, or the Environmental Protection Law, as well as by a number of other federal and local legal acts.

Pay-to-pollute

The Environmental Protection Law establishes a “pay-to-pollute” regime administered by federal and local authorities. The Russian government has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain approval for exceeding these statutory limits from the federal or regional authorities, depending on the type and scale of environmental impact. As a condition to such approval, a plan for the reduction of the emissions or disposals must be developed by the company and cleared with the appropriate governmental authority. Fees, as set forth in a governmental decree, are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved limits, and the highest fees are imposed for pollution exceeding such limits. Payments of such fees do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2006, we incurred such fees in the amount of $3.0 million.

Ecological approval

Any activities that may affect the environment are subject to state ecological approval by federal authorities in accordance with the Federal Law on Ecological Expert Examination of November 23, 1995,

as amended. Conducting operations that may cause damage to the environment without state expert ecological approval may result in the negative consequences described in “Environmental Liability” below.

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

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines or other penalties to compensate for damages.

Subsoil licenses generally require certain environmental commitments. Although these commitments can be substantial, the penalties for failing to comply and the clean-up requirements are generally low.

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the first stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces, and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour (AOC) of the property as is required, for example, in the United States.

Environmental protection programs

We have been developing and implementing environmental protection programs at all of our mining, steel and transportation subsidiaries. Such programs include measures to aid in our adherence to the requirements and limits imposed on air and water pollution, as well as allocation of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste. We are a member of “Ecological Movement for Specific Activities,” a non-profit organization which develops and facilitates the implementation of environmental programs and individual projects for state and private institutions.

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

The Federal Service for Environmental, Technological and Nuclear Supervision has broad authority in the field of control and management of industrial safety. In case of an accident, a special commission led by a representative of the Federal Service for Environmental, Technological and Nuclear Supervision conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. The officials of the Federal Service for Environmental, Technological and Nuclear Supervision have the right to access industrial sites and may inspect documents to ensure a company’s compliance with safety rules. The Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations of companies and/or impose administrative liability on officers of such companies.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

Employment and Labor

Labor matters in Russia are primarily governed by the Labor Code. In addition to this core legislation, relationships between employers and employees are regulated by federal laws, such as the Law on Employment in the Russian Federation of April 19, 1991, as amended, and the Federal Law on compulsory social insurance against industrial accidents and occupational diseases of July 24, 1998, as amended; legal acts of executive authorities; and local government acts related to labor issues.

Employment contracts

As a general rule, employment contracts for an indefinite term are concluded with all employees. Russian labor legislation expressly limits the possibility of entering into term employment contracts. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labor relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties, as well as in other cases expressly identified by federal law. In some cases it is also possible to enter into an employment contract for the employee to perform specified task(s). All terms and conditions of employment contracts are regulated by the Labor Code.

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including:

•       liquidation of the enterprise or downsizing of staff;

•       failure of the employee to comply with the position’s requirements due to incompetence, as confirmed by the results of an attestation;

•       employee’s full incapability to work as confirmed in a medical certification;

•       change of control of the employer;

•       repeated failure of the employee to fulfill his or her labor duties;

•       entering the workplace under the influence of alcohol, narcotics or other intoxicating substances;

•       employee’s absence without cause for more than four hours in a row within one working day;

•       disclosure of state secrets or other confidential information, which an employee has come to know during fulfillment of his professional duties;

•       embezzlement, willful damage or destruction of assets, and misappropriation as confirmed by court decision;

•       failure to comply with safety requirements in the workplace if such failure to comply caused injuries, casualties or catastrophe; and

•       provision by the employee of false documents to gain entry into the employment contract.

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation and salary payments for a certain period of time, depending on circumstances.

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

Annual paid vacation leave under the law is 28 calendar days. Our employees who work in mines and pits or work in harmful conditions may be entitled to additional paid vacation ranging from 7 to 42 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, employees who perform underground and open-pit mining works or other work in harmful conditions have a right to retire at an earlier age. The rules defining such earlier retirement ages are set by the Federal Law on Labor Pensions in the Russian Federation dated December 17, 2001, as amended.

Salary

The minimum monthly salary in Russia, as established by federal law, was 800 rubles (approximately $30) in the first four months of 2006 and was increased to 1,100 rubles (approximately $40) from May 1, 2006. It will be further increased to 2,300 rubles (approximately $84) from September 1, 2007. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

The activities of trade unions are generally governed by the Federal Law on Trade Unions, Their Rights and Guaranties of Their Activity of January 12, 1996, as amended, or the Trade Union Law. Other applicable legal acts include the Labor Code, which provides for more detailed regulations relating to activities of trade unions.

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

The Reorganization

Mechel OAO was incorporated on March 19, 2003, under the laws of the Russian Federation, in connection with a reorganization to serve as holding company for various mining and steel companies owned by Messrs. Igor Zyuzin and Vladimir Iorich or parties affiliated with them. These individuals acted in concert from 1995 until December 2006 pursuant to an Ownership, Control and Voting Agreement which required them to vote the same way. The reorganization involved the contribution of these companies by these individuals to Mechel in exchange for all the outstanding capital stock of Mechel. Many of the contributed companies had shareholders other than Messrs. Zyuzin and Iorich, and these shareholders were not involved in the reorganization and continue to retain minority interests in certain of our subsidiaries.

During the period from March through December 2006, Mr. Iorich disposed of his entire interest in Mechel OAO, and the Ownership, Control and Voting Agreement terminated on December 21, 2006.

Business Structure

Segments

We have organized our businesses into two segments:

•       the mining segment, comprising the production and sale of coal (coking and steam), iron ore and nickel, which supplies raw materials to our steel business and also sells substantial amounts of raw materials to third parties; and

•       the steel segment, comprising the production and sale of semi-finished steel products; carbon and specialty long products; carbon and stainless flat products; value-added downstream metal products including hardware, forgings and stampings; and coke and coking products.

The table below sets forth by segment our primary mining and steel subsidiaries, presented in chronological order by date of acquisition.

Name	Location	Business	Date Control Acquired	Voting Interest(1) %
Mining Segment(2)
Southern Kuzbass Coal Company(3)	Russia	Coking coal concentrate, steam coal, steam coal concentrate	January 1999	93.1
Tomusinsk Open Pit Mine	Russia	Coking coal, steam coal	January 1999	74.4
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	79.9
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	85.6
Port Posiet	Russia	Shipping	February 2004	96.9
Port Kambarka	Russia	River shipping	April 2005	90.4
Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and specialty long and flat steel products, forgings, coke and coking products	December 2001	95 8
Vyartsilya Metal Products Plant	Russia	Hardware	May 2002	93.5
Beloretsk Metallurgical Plant	Russia	Long steel products, hardware, limestone(4)	June 2002	90.4
Mechel Targoviste	Romania	Carbon and specialty long steel products, forgings, hardware	August 2002	86.6
Urals Stampings Plant	Russia	Stampings	April 2003	93.8
Mechel Campia Turzii	Romania	Long steel products, hardware	June 2003	86.6
Mechel Nemunas	Lithuania	Hardware	October 2003	100.0
Izhstal	Russia	Specialty and carbon steel long products, hardware, stampings and forgings	May 2004	88.1
Mechel Recycling	Russia	Metal scrap processing	March 2006	100.0
Moscow Coke Gas Plant	Russia	Coke and gas works	October 2006	98.9
Southern Kuzbass Power Plant	Russia	Power	March 2007	93.5

(1)          The percentages provided in this table are as of June 30, 2007. As of that date, some of our Russian subsidiaries had preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)          The mining segment includes our shipping operations, which support both our mining and steel segments.

(3)          We merged the following entities into Southern Kuzbass Coal Company: Tomusinsk Processing Mills in October 2004; Sibirginsk Open Pit Mine, Kuzbass Central Processing Plant and Siberian Central Processing Plant from October-December 2005; and Olzherassk Open Pit Mine, Lenin Mine, Usinsk Mine, Tomusinsk Auto Depot and Krasnogorsk Open Pit Mine from October 2006-February 2007.

(4)          Our Pugachev limestone quarry is owned by Beloretsk Metallurgical Plant and is within the steel segment.

In 2005, we commenced the restructuring of Southern Kuzbass Coal Company, pursuant to which we began merging the company with certain of its subsidiaries, including Tomusinsk Processing Mills in October 2004; Siberian Central Processing Plant, Kuzbass Central Processing Plant and Sibirginsk Open Pit Mine in October-December 2005; Lenin Mine, Krasnogorsky Open Pit Mine and Tomusinsk Auto Depot in October 2006; and Olzherassk Open Pit Mine in February 2007. As a result of the merger of these subsidiaries into Southern Kuzbass Coal Company, our current ownership stake in Southern Kuzbass Coal Company is 93.5%.

We also undertook restructuring activity at the Chelyabinsk Metallurgical Plant in 2006. Specifically, coke production and specialty steel production were separated from Chelyabinsk Metallurgical Plant into separate entities called Mechel Coke and Specialty Steel, respectively. Mechel Coke, formed in June 2006, produces and sells coke, and Specially Steel, formed in April 2006, produces and sells specialty steel. Both Mechel Coke and Specialty Steel are wholly owned subsidiaries of Chelyabinsk Metallurgical Plant.

Intersegment sales

We are an integrated mining and steel group. Our mining segment supplies 80% of our steel segment’s coking coal requirements, 40% of our iron requirements, and 67% of our nickel requirements. Our steel segment also supplies wires, ropes and other hardware to our mining segment for use in its day-to-day operations, as well as coke for use in the production of nickel. The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for purposes of our consolidated financial statements. For the years ended December 31, 2006, 2005, and 2004, mining segment sales to the steel segment amounted to $376.6 million, $336.6 million and $323.0 million, respectively. For the years ended December 31, 2006, 2005 and 2004, steel segment sales to the mining segment amounted to $23.7 million, $56.6 million and $74.7 million, respectively.

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

The following summary describes the terms of acquisition of our primary mining and steel subsidiaries and significant investments since 2001. Each of the acquisitions was accounted for using the purchase method of accounting, so the results of operations of each acquired business are included in our consolidated income statements since their respective dates of acquisition of control. In certain cases where we acquired our interest in a business over a period of time and control was not acquired until subsequent acquisitions of shares, such businesses were accounted for using the equity method of accounting or at cost, as appropriate until such controlling stake was acquired. Our results of operations for the periods presented herein are thus not comparable from period to period due to these acquisitions and their accounting treatment.

•       Chelyabinsk Metallurgical Plant.   Chelyabinsk Metallurgical Plant is an integrated blast furnace and BOF/EAF steel mill that produces coke, semi-finished and rolled carbon and specialty steel products and forgings. Glencore International, a global trading company, which is currently one of our biggest customers, acquired a 65.1% stake in Chelyabinsk Metallurgical Plant during its privatization by the Russian government in 1992. In December 2001, we acquired Glencore International’s stake in Chelyabinsk Metallurgical Plant. We have subsequently purchased shares on the secondary market to increase our stake in Chelyabinsk Metallurgical Plant to 95.8%. We have paid a total of $219.3 million for our current stake in Chelyabinsk Metallurgical Plant.

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

•       Vyartsilya Metal Products Plant.   Vyartsilya Metal Products Plant is a hardware plant that produces wire, nails and steel nets. Vyartsilya Metal Products Plant was formed in June 1996 as a spin-off from Vyartsilya Metal Products Plant OAO, which was privatized by the Karelian government in 1994. We acquired an 88.1% stake in Vyartsilya Metal Products Plant from employee-shareholders in May 2002. We have subsequently purchased shares on the secondary market to increase our stake in Vyartsilya Metal Products Plant to 93.5%. We have paid a total of $0.1 million for our current stake in Vyartsilya Metal Products Plant.

•       Beloretsk Metallurgical Plant.   Beloretsk Metallurgical Plant is a hardware plant that produces wire rod and a broad range of hardware. Beloretsk Metallurgical Plant was privatized by the Bashkir government in 1994. We acquired a 33.3% stake in Beloretsk Metallurgical Plant from third parties in 2001, and increased our stake to a controlling interest in June 2002. In November 2003, we acquired another 29.4% stake in Beloretsk Metallurgical Plant from the regional government, and in March 2004, we acquired another 9.7% stake in Beloretsk Metallurgical Plant. During 2005 we acquired an additional stake of 0.1% in Beloretsk Metallurgical Plant, bringing our total stake to 90.4% Beloretsk Metallurgical Plant also owns the Pugachev limestone quarry. The regional government has a golden share in Beloretsk Metallurgical Plant, giving it the right to veto certain shareholder decisions and appoint a voting representative on the board of directors. We have paid a total of $15.2 million for our current stake of 90.4 % in Beloretsk Metallurgical Plant.

•       Mechel Targoviste.   Mechel Targoviste is a Romanian steel mill that produces long products and forgings. We acquired a 79.7% stake in Mechel Targoviste from the Romanian government in August 2002. At the time we acquired Mechel Targoviste, it was in bankruptcy proceedings. The consideration consisted of $3.5 million in cash and a commitment on our part to invest $21.1 million in the modernization of the plant, upgrade of its capacity over five years and environmental protection, as well as a commitment to maintain its workforce level for five years. Under the transaction documents, our stake in Mechel Targoviste was pledged to the Romanian government and was gradually released as we fulfilled our commitments. As a result of our fulfillment of these commitments in 2006, our stake in Mechel Targoviste was fully released from pledge and increased to 86.6%. We paid a total of $22.3 million for our current stake in Mechel Targoviste.

•       Urals Stampings Plant.   Urals Stampings Plant is Russia’s largest producer of stampings from specialty steel and heat-resistant titanium alloys for the aerospace, power and other industries. Urals Stampings Plant was privatized by the Russian government in 1993. We acquired a 93.8% stake in Urals Stampings Plant from third parties in April 2003 for $11.3 million in cash.

•       Mechel Campia Turzii.   Mechel Campia Turzii is a Romanian steel mill that produces rolled products and hardware, including wires, ropes and nails. We acquired a 73.4% stake in Mechel Campia Turzii from the Romanian government in June 2003. The consideration consisted of $2.8 million in cash and a commitment on our part to invest $19.0 million in the modernization of the plant and upgrade of its capacity over five years, a commitment to spend $3.6 million in environmental protection, as well as a commitment to maintain its workforce level for five years. In connection with the acquisition, certain debt of Mechel Campia Turzii was converted into shares, and we subsequently acquired these shares for $1.3 million, increasing our stake to 79.8%. Under the transaction documents, our stake in Mechel Campia Turzii was pledged to the Romanian government until we fulfilled our commitments. As a result of our fulfillment of these commitments in 2007, our stake in Mechel Campia Turzii was fully released from pledge and increased to 86.6%. We paid a total of $37.2 million for our current stake in Mechel Campia Turzii.

•       Mechel Nemunas.   Mechel Nemunas is a Lithuanian hardware plant that produces wire, calibrated steel products, nails, rods and nets. We acquired a 75.1% stake in Mechel Nemunas for $4.0 million in cash in October 2003. From November to December 2003, we acquired the remaining 24.9% stake in Mechel Nemunas for $1.0 million in cash.

•       Korshunov Mining Plant.   Korshunov Mining Plant operates three surface iron ore mines and an iron ore concentrating plant. Korshunov Mining Plant was privatized by the local government in 1993. We acquired a 62.5% interest in Korshunov Mining Plant in December 2002 when it was in bankruptcy proceedings. In September 2003, a court approved a debt settlement plan. We recorded our investment in Korshunov Mining Plant at cost until we acquired control in October 2003, and have consolidated its results since that time. We have subsequently purchased shares on the secondary market to increase our stake in Korshunov Mining Plant to 85.6%. We have paid a total of $135.8 million (including loans and advances) for our current stake in Korshunov Mining Plant.

•       Port Posiet.   Port Posiet is located in Russia’s Far East on the Sea of Japan. We acquired an 80.0% stake in Port Posiet for $30.0 million in cash in February 2004. In February 2006, we acquired an additional 13.3% stake in Port Posiet at auction for a purchase price of $1.1 million and an additional 3.6% from individuals for a purchase price of $0.2 million increasing our total stake to 96.9%. We have paid a total of $31.2 million for our current stake in Port Posiet.

•       Izhstal.   Izhstal is a Russian specialty steel plant which produces rolled products, hardware, stampings and forgings. We acquired a 62.3% stake in Izhstal for $25.3 million in cash in February through December 2004. In April 2005, we acquired an additional 25.0% stake in Izhstal for approximately $15.7 million in cash. Subsequent acquisitions of additional stakes have resulted in an increase of our share in Izhstal to 87.9%. We have paid a total of $41.0 million for our current stake in Izhstal.

•       Yakutugol.   Yakutugol, located in eastern Siberia, extracts predominantly coking coal, as well as steam coal, in open-pit and underground mines. We acquired a blocking minority stake of 25% plus one share for $411.2 million in January 2005.

•       Port Kambarka.   Port Kambarka is a river port located in Kama in the Republic of Udmurtia, and processed 543 tonnes of cargo, mostly sand and crushed stone, in 2006. We acquired a 90.4% stake in Port Kambarka in April 2005 while Port Kambarka was in bankruptcy proceedings. The bankruptcy proceedings were terminated in May 2005, and we paid $3.4 million in cash for this stake in June 2005.

•       Mechel Recycling.   Mechel Recycling is a Chelyabinsk-based metal scrap processing company. We acquired a 100% stake in Mechel Recycling in March 2006 for $4.8 million.

•       Moscow Coke Gas Plant.   Moscow Coke Gas Plant is a coke and chemical producer located in the Moscow Region. The plant’s annual production capacity is approximately 1.5 million tonnes of coke. Its products are sold domestically, mainly to manufacturers located in Russia’s Central Region, as well as shipped abroad, in particular to Ukraine and European Union countries. We acquired a 98.9% stake in Moscow Coke Gas Plant and its subsidiaries during the period from July—October 2006 in exchange for consideration comprising $179.0 million in cash and 18,645,058 shares of Mechel. The total cost of our investment was $298.9 million.

•       Southern Kuzbass Power Plant.   Southern Kuzbass Power Plant was separated in July 2006 from Kuzbassenergo as the result of Kuzbassenergo’s reorganization. The plant is located in the Kemerovo Region. As of January 1, 2007, its installed electric power capacity was 554 MWt, and the heat power capacity was 560 Gcal/h. On March 29, 2007, we acquired at auction 93.4% of the charter capital of Southern Kubzass Power Plant for approximately $265 million.

The acquisition of Chelyabinsk Metallurgical Plant in December 2001, an integrated steel mill with its own coking batteries, was our most significant steel acquisition and it is the center of our steel segment operations. Prior to its acquisition, we were primarily a coal mining and trading company. In the year of its acquisition, we had been running Chelyabinsk Metallurgical Plant on a contract basis, our trading operations had been selling Chelyabinsk Metallurgical Plant’s products and we had supplied it with most of its coking coal requirements, so we were already familiar with its operations and customers. The addition of Beloretsk Metallurgical Plant in June 2002, a market leader in hardware in Russia and whose products our trading operations had been selling prior to its acquisition, significantly expanded our presence in this product category, which was further bolstered by our acquisition of Vyartsilya Metal Products Plant in May 2002. Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant are supplied with semi-finished steel and rolled wire by Chelyabinsk Metallurgical Plant. Our downstream product mix was also further widened by the purchase of Urals Stampings Plant in April 2003, which uses Chelyabinsk Metallurgical Plant’s specialty steel to make value added stampings. We further solidified our presence in the Russian specialty steel market by the acquisition of Izhstal in May 2004. Additionally, our acquisitions of Mechel Targoviste in August 2002, Mechel Campia Turzii in June 2003 and Mechel Nemunas in October 2003, marked our expansion outside Russia. Mechel Targoviste produces specialty long products and Mechel Campia Turzii and Mechel Nemunas produce hardware. Izhstal is supplied with cast iron from Chelyabinsk Metallurgical Plant and Mechel Campia Turzii, and Mechel Nemunas is supplied with semi-finished steel from our Russian operations.

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

We started accounting for Mechel Zeljezara as discontinued operations in September 2004. Mechel Zeljezara is currently in bankruptcy, which is expected to be concluded in 2007. The results of operations of Mechel Zeljezara were included in the consolidated financial statements from the date of acquisition in March 2003. For the years ended December 31, 2006 and 2005 these results were reflected in the consolidated financial statements as discontinued operations.

Results of Operations

The following table sets forth our income statement data for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006		2005		2004
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Revenue, net	4,397,811	100.0	3,804,995	100.0	3,635,955	100.0
Cost of goods sold	(2, 868,564)	(65.2)	(2,469,134	(64.9)	(2,225,088)	(61.2)
Gross margin	1,529,247	34.8	1,335,861	35.1	1,410,867	38.8
Selling, distribution and operating expenses	(803,549)	(18.3)	(820,133)	(21.6)	(660,060)	(18.2)
Operating income	725,698	16.5	515,728	13.5	750,807	20.6
Other income and expense, net	139,135	3.2	10,131	0.3	794,288)	21.9
Income before income tax, minority interest, discontinued operations, extraordinary gain and changes in accounting principle	864,833	19.7	525,859	13.8	1,545,095	42.5
Income tax expense	(230,599)	(5.2)	(136,643)	(3.6)	(175,776)	(4.8)
Minority interest in loss (income) of subsidiaries	(31,528)	(0.7)	(6,879)	(0.2)	(11,673)	(0.3)
Income from continuing operations	602,706	13.7	382,337	10.0	1,357,646	37.3
Loss from discontinued operations, net of tax	543	0.0	(1,157)	—	(15,211)	(0.4)
Extraordinary gain, net of tax	—	—	—	—	271	—
Changes in accounting principle, net of tax	—	—	—	—	—	—
Net income	603,249	13.7	381,180	10.0	1,342,706	36.9

Revenues

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

Consolidated revenues increased by $592.8 million, or 15.6%, to $4,397.8 million in the year ended December 31, 2006, from $3,805.0 million in the year ended December 31, 2005. The following table sets out revenues by segment.

	Year ended December 31,
Revenues by segment	2006	2005
	(in thousands of U.S. dollars, except percentages)
Mining segment
To third parties	1,336,142	1,094,782
To steel segment	376,569	336,593
Total	1,712,711	1,431,375
Steel segment
To third parties	3,061,669	2,710,213
To mining segment	23,664	56,633
Total	3,085,333	2,766,846
Eliminations	400,233	393,226
Consolidated revenues	4,397,811	3,804,995
% from mining segment	30.4%	28.8%
% from steel segment	69.6%	71.2%

Mining segment

Our total mining segment sales in the year ended December 31, 2006 increased by $281.3 million, or 19.7%, to $1,712.7  million from $1,431.4  million in the year ended December 31, 2005.

Coking coal concentrate sales to third parties increased by $55.3  million, or 12.0%, primarily due to volume increases, partially offset by sales price decreases in both the domestic and export markets. Coking coal concentrate supplied to the steel segment decreased by $29.6 million, or 13.6%, primarily as a result of decrease in the volume supplied to our Chelyabinsk Metallurgical Plant. Steam coal and steam coal concentrate sales to third parties increased by $37.6 million, or 13.8%, primarily due to volume increases partially offset by sales price decreases in both the domestic and export markets.

Sales of iron ore to third parties increased insignificantly by $1.1 million, or 0.7%, to $168.2 million and supplies to the steel segment increased by $5.8 million, or 6.5%, to $95.5 million, primarily due to volume increases.

Nickel sales to third parties increased by $108.2 million, or 71.9%, primarily due to price increases. Nickel supplies to the steel segment increased by $57.1 million, or 258.0%, due to price increases as well as an increase of sales volumes supplied to our steel production plants, Chelyabinsk Metallurgical Plant, Izhstal and Mechel Targoviste.

Excluding intersegment sales, export sales were 48.6% of mining segment sales in the year ended December 31, 2006, compared to 55.7% in the year ended December 31, 2005. The decrease in the proportion of our export sales was due to the higher domestic volumes generated by increased demand from domestic steelmakers and lower export volumes. The decreased export volumes were due to the significantly lower weighted average export prices (on an FCA basis) for coal and iron ore in 2006 as compared to the weighted average sales prices on the domestic market ($35.1 per tonne in comparison to $53.9 per tonne).

Steel segment

Our steel segment revenues increased by $318.5  million, or 11.5%, to $3,085.3  million in the year ended December 31, 2006, from $2,766.8  million in the year ended December 31, 2005. The increase in steel segment revenues was primarily due to the following increases:

•       Rebar sales increased by $136.2 million, or 22.1%, mainly due to price increases on the domestic market linked to the expansion of construction market.

•       Stainless flat products sales increased by $79.3 million, or 172.8%, mainly due to sales volume increases linked to the expectation that import duties on flat products would be introduced on the Russian market (which duties were ultimately imposed in 2007). In particular, the introduction of import duties on flat products produced by foreign companies was expected to result in a decrease in flat products available on the Russian market and an increase in prices for domestic stainless flat products. As a result, our sales volumes for flat products increased in 2006.

•       Hardware sales increased by $84.2 million, or 22.5%, primarily as a result of price increases on the domestic market and a change in our product mix to include an increased share of high valued added products.

•       Stampings sales increased by $29.9 million, or 24.6%, primarily as a result of price increases on the domestic market.

Excluding intersegment sales, export sales comprised 32.3% of steel segment sales in the year ended December 31, 2006, compared to 44.7% in the year ended December 31, 2005. The decrease in the proportion of our export sales was largely due to a decrease in export sales volumes in 2006 compared to 2005. The decreased export volumes were primarily due to the more favorable prices on the domestic market, as described above.

Cost of goods sold and gross margin

Consolidated cost of goods sold was 65.2% of consolidated revenues in the year ended December 31, 2006, as compared to 64.9% of consolidated revenues in the year ended December 31, 2005, resulting in a decrease in the consolidated gross margin percentage in the year ended December 31, 2006 to 34.8% from 35.1% in the year ended December 31, 2005. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2006 and 2005, including as a percentage of segment revenues.

	Year ended December 31, 2006		Year ended December 31, 2005
Cost of goods sold and gross margin by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	1,033,321	60.3	715,739	50.0
Gross margin	679,390	39.7	715,636	50.0
Steel segment
Cost of goods sold	2,235,476	72.5	2,146,621	77.6
Gross margin	849,857	27.5	620,225	22.4

Mining segment

Mining segment cost of goods sold increased by $317.6 million, or 44.4%, to $1,033.3 million in the year ended December 31, 2006, from $715.7 million in the year ended December 31, 2005. Mining segment gross margin percentage decreased from 50.0% in the year ended December 31, 2005, to 39.7% in the year ended December 31, 2006. The decrease in the mining segment’s gross margin percentage is explained by the sharp decrease of coking and steam coal sales prices on both the export and domestic markets.

Steel segment

Steel segment cost of goods sold increased by $88.9 million, or 4.1%, to $2,235.5 million in the year ended December 31, 2006, from $2,146.6 million in the year ended December 31, 2005. Steel segment cost of goods sold was 72.5% of the segment’s revenues in the year ended December 31, 2006, as compared to 77.6% in the year ended December 31, 2005, resulting in an increase in gross margin from 22.4% to 27.5%. Such increase is attributable to favorable market prices, particularly on the Russian market, as well as a decrease in production costs at most of our plants following the implementation of cost cutting measures.

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by $16.6 million, or 2.0%, to $803.5 million in the year ended December 31, 2006, from $820.1 million in the year ended December 31, 2005. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 18.3% in the year ended December 31, 2006, as compared to 21.6% in the year ended December 31, 2005. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write off of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2006 and 2005, including as a percentage of segment revenues.

	Year ended December 31, 2006		Year ended December 31, 2005
Selling, distribution and operating expenses by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	217,929	12.7	190,441	13.3
Taxes other than income tax	37,495	2.2	29,506	2.1
Loss on write off of property, plant and equipment	0	0.0	0	0.0
Accretion expense	2,344	0.1	1,625	0.1
Provision for doubtful accounts	(45)	0.0	1,231	0.1
General, administrative and other operating expenses	99,706	5.8	91,581	6.4
Total	357,429	20.9	314,384	22.0
Steel segment
Selling and distribution expenses	200,972	6.5	259,797	9.4
Taxes other than income tax	44,645	1.4	61,177	2.2
Loss on write off of property, plant and equipment	2,418	0.1	12,667	0.5
Accretion expense	5,089	0.2	1,623	0.1
Provision for doubtful accounts	2,767	0.1	2,338	0.1
General, administrative and other operating expenses	190,229	6.2	168,147	6.1
Total	446,120	14.5	505,749	18.3

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $27.5 million in line with sales volume increases in 2006. As a percentage of mining segment revenues, they decreased from 13.3% to 12.7% due to the decrease in our share of mining segment export sales from 55.7% to 48.6%.

Taxes other than income tax increased by $8.0 million, or 27.1%, from $29.5 million in the year ended December 31, 2005, to $37.5 million in the year ended December 31, 2006. The increase is mainly explained by the accrual of tax claims, including fines and penalties for mineral extraction and other taxes at Korshunov Mining Plant for the years 2002-2005 in the amount of $27.3 million (including $20.5 million of operating expense), which was partially offset by a gain from the release of social taxes accrued in previous periods in the amount of $11.0 million for Korshunov Mining Plant following resolution of a claim by the tax authorities in our favor.

Provision for doubtful accounts decreased by $1.3 million, from $1.2 million expenses in the year ended December 31, 2005, to $0.05 million income in the year ended December 31, 2006, due to improvement in trade receivables collectibility and in the ageing of receivables as at the year end.

General, administrative and other expenses increased by $8.1 million, or 8.9%, to $99.7 million in the year ended December 31, 2006, from $91.6 million in the year ended December 31, 2005, representing a decrease as a percentage of segment revenues from 6.4% to 5.8%. Salaries and related social taxes increased by $11.6 million mainly due to indexation of salary rates to inflation at our production companies, increases in management bonuses, and increases in legal and consulting fees and insurance services which increased by $3.8 million due to increases in such fees. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $4.4 million, and depreciation increased by $0.6 million due to the overall expansion of segment activities in 2006. Finally, additional expenses, including penalties for delays in the delivery of finished goods, security expenses, expenses related to disposal of property, plant and equipment, social expenses, release of provisions for advances paid and other accounts receivable and other expenses, decreased by $12.3 million due to tighter control over administrative expenses resulting in a decrease in fines and penalties and security expenses.

Steel segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased as a percentage of steel segment revenues from 9.4% in the year ended December 31, 2005, to 6.5% in the year ended December 31, 2006, primarily as a result of the decrease in the share of export sales from 44.7% to 32.3%.

Taxes other than income tax include property and land taxes, and other taxes. These amounted to $44.6 million in the year ended December 31, 2006, a decrease of $16.5 million, or 27.0%, from $61.2 million in the year ended December 31, 2005. As a percentage of segment revenues, these taxes decreased from 2.2% to 1.4%. Property and land taxes amounted to $35.5 million in the year ended December 31, 2006, an increase of $6.3 million, or 21.6%, from $29.2 million in the year ended December 31, 2005, due to an increase in the property tax base (as a result of putting into operation new fixed assets). At the same time, in the year ended December 31, 2006, our non-deductible VAT expenses decreased by $21.0 million (including $10.0 million claimed as a result of a tax audit of prior periods at certain of our subsidiaries).

In December 2005, we decided to restructure the production process for each of Mechel Targoviste and Mechel Campia Turzii in order to increase their efficiency and profitability. As a result of this restructuring, certain production workshops of Mechel Targoviste and Mechel Campia Turzii were discontinued in early 2006, with some property, plant and equipment abandoned rather than disposed of by sale. As of December 31, 2005, the carrying value of the property, plant and equipment at these workshops was $12.7 million and was written off in the full amount. In the year ended December 31, 2006 similar expenses of $2.4 million related to Port Kambarka were written off.

Provision for doubtful accounts increased  by $0.4 million from $2.3 million in the year ended December 31, 2005, to $2.8 million in the year ended December 31, 2006, due to changes in our estimate of bad debts as of the respective period ends.

General, administrative and other expenses, which consisted of payroll and related social taxes, depreciation, rent and maintenance, legal and consulting expenses, office expenses and other expenses, increased by $22.1 million, or 13.1%, to $190.2 million in the year ended December 31, 2006, from $168.1 million in the year ended December 31, 2005, and decreased as a percentage of segment revenues from 6.1% in the year ended December 31, 2005, to 6.2% in the year ended December 31, 2006. Payroll and related social taxes increased by $13.5 million mainly due to indexation of salary rates to inflation at our production companies and also due to increases in management bonuses. Social expenses (including pension) decreased by $4.1 million due to disposal of non-core social divisions of our production entities in 2006 and increases in charity expenses and donations. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $1.7 million primarily due to tighter control over administrative expenses at our production companies. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services decreased by $2.2 million, primarily due to a decrease in the volume of external consultants’ work in 2006. Finally, additional expenses, including directors and officers insurance, penalties for delays in deliveries of finished goods, security expenses and other expenses increased by $16.6 million due to refinement of future asset removal and site restorations costs at our Chelyabinsk Metallurgical Plant.

Operating income

Operating income increased by $210.0 million, or 40.7%, to $725.7 million in the year ended December 31, 2006, from $515.7 million in the year ended December 31, 2005. Operating income as a percentage of consolidated revenues increased  from 13.6% in the year ended December 31, 2005, to 16.5% in the year ended December 31, 2006, due to an increase in the gross margin relating to the favorable market conditions in the steel segment, implementation of cost cutting measures, decreased selling and distribution expenses (due to a change in our sales strategy, namely significant increase of share of domestic sales in both of our segments), decreased taxes other than on income and decreased losses from write-offs of property, plant and equipment.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year ended December 31, 2006		Year ended December 31, 2005
Operating income by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment	321,962	18.8%	401,252	28.0%
Steel segment	403,736	13.1%	114,476	4.1%

Mining segment

Mining segment operating income in the year ended December 31, 2006, decreased by $79.3 million, or 19.8%, to $322.0 million from $401.3 million in the year ended December 31, 2005. Operating margin percentage decreased  from 28.0% to 18.8% due to a decrease in the segment gross profit margin and increases in general, administrative and other expenses.

Steel segment

Steel segment operating income in the year ended December 31, 2006, increased by $289.3 million, or 252.7%, to $403.7 million from $114.5 million in the year ended December 31, 2005. Operating margin percentage increased from 4.1% to 13.1% due to an increase in gross margin percentage, as well as a decrease in selling and distribution expenses, taxes other than on income and losses from write-off of property, plant and equipment.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, gain on revaluation of trading securities, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2006 and 2005, including as a percentage of sales

	Year ended December 31, 2006		Year ended December 31, 2005
Other income and expense, net	Amount	% of revenues	Amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)
Income (loss) from equity investees	(9,858)	(0.2)	12,426	0.3
Interest income	8,314	0.2	10,049	0.3
Interest expense	(38,183)	(0.9)	(40,829)	(1.1)
Gain on revaluation of trading securities	50,688	1.2
Other income, net	69,401	1.6	65,920	1.7
Foreign exchange gain (loss)	58,773	1.3	(37,435)	(1.0)
Total	139,135	3.2	10,131	0.3

Most of the loss/income from equity investees in the years ended December 31, 2006 and December 31, 2005 related to our participation interest in Yakutugol, in which we acquired a 25% + 1 share in 2005. The loss in the year ended December 31, 2006 is due to decrease of average sales prices and an increase in Yakutugol’s productions costs.

Interest income decreased by $1.7 million to $8.3 million in the year ended December 31, 2006, from $10.0 million in the year ended December 31, 2005. The decrease was due to lower average cash balances held in short-term deposits with financial institutions during 2006. Interest expense decreased by $2.6 million, or 6.5%, to $38.2 million in the year ended December 31, 2006, from $40.8 million in the year ended December 31, 2005. The decrease was due to lower average loan balances of our companies in 2006.

In the year ended December 31, 2006, we recorded other income of $69.4 million, primarily consisting of gains related to the forgiveness of restructured tax liabilities (including fines and penalties) in our Russian and Romanian subsidiaries of $69.8 million (namely, Mechel Targoviste—$44.6 million, Chelyabinsk Metallurgical Plant—$9.0 million, Southern Urals Nickel Plant—$5.8 million). In 2005, we recorded gains on forgiveness of restructured tax liabilities  of $38.4 million and gains on accounts payable of $23.3 million.

In the year ended December 31, 2006, foreign exchange gain was $58.8 million, as compared to a loss of $37.4 million in the year ended December 31, 2005. This foreign exchange gain is primarily attributable to gains from revaluation of our cash balances in euro accounts.

Income tax expense

Income tax expense increased  by $94.0 million to $230.6 million in the year ended December 31, 2006, from $136.6 million in the year ended December 31, 2005, while our effective tax rate increased to 26.7% from 26.0%. The increase in the absolute figure of income tax expenses is due to the increase in the taxable income of our Russian subsidiaries in 2006.

Minority interest

Minority interest in income of subsidiaries amounted to $31.5 million in the year ended December 31, 2006, compared to  $6.9 million in the year ended December 31, 2005. The minority interest in the income of our subsidiaries in 2006 consisted primarily of the share of minority shareholders in the net income of Southern Urals Nickel Plant of $12.2 million, of our coal companies of $8.2 million, Korshunov Mining Plant of $4.7 million and of Chelyabinsk Metallurgical Plant of $2.9 million.

Income from continuing operations

Income from continuing operations in the year ended December 31, 2006, was $602.7 million, compared to $382.3 million in the year ended December 31, 2005, as a result of the factors explained above.

Loss from discontinued operations

Income from discontinued operations amounted to $0.5 million in the year ended December 31, 2006, compared to loss from discontinued operations of $1.2 million in the year ended December 31, 2005. In both periods it related to Mechel Zeljezara. The income in 2006 resulted from a reversal of a provision for bad debts of Mechel Zelejezara recorded in prior periods due to the settlement of such debts. Mechel Zeljezara performed its activities until August 2004 when we decided to terminate production; in 2006 no significant activities were performed by this company.

Net income

For the reasons set forth above, our net income increased in the year ended December 31, 2006, by $222.0 million, or 58.3%, from $381.2 million in the year ended December 31, 2005, to $603.2 million in the year ended December 31, 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

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

We continue to consider acquisitions as one of our major growth strategies. Historically, funding of this strategy came from cash flows from existing operations, external financing sources and our shareholders in the form of contributions to our charter capital. We intend to finance acquisitions in the future through a mix of cash flow generated by our business, as well as external debt.

Our business is heavily dependent on plant and machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We expect our capital expenditures to increase significantly in the next few years. See “Item 4. Information on the Company—Capital Improvements Program” for the objectives of our capital expenditure program and its details. Over the next five years, i.e., through 2011, we expect our overall capital expenditures to total approximately $1.8 billion, approximately 43% of which will be in 2007-2008 and approximately 57% in 2008-2011. We plan to finance our capital expenditures out of our cash flows from operations and external debt. Our failure to undertake planned expenditures on production facilities could adversely affect our ability to maintain and/or enhance our competitive position and develop higher margin products.

Our total outstanding debt as of December 31, 2006 and December 31, 2005 was $489.1 million and $435.0 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2006, we paid dividends for 2005 in an amount equal to $189.5 million, which was approximately 50% of our annual net income in 2005, as determined under U.S. GAAP and in accordance with our dividend policy established in March 2006. See “Item 8. Financial Information—Dividend Distribution Policy.”

Capital resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. Historically, our major sources of cash have been cash provided by operations and short-term debt. However, since 2006, we began financing our investment expenditures with long-term debt including ruble bonds and long-term bank loans. We have also started to exploit new products emerging in the fast-developing financial markets, in particular, for financing of our investment program, such as ECA-financing. We are planning to increase the share of long-term debt in our credit portfolio in the future. We do not depend on off-balance sheet financing arrangements.

Net cash provided by operating activities was $554.9 million, $620.9 million and $296.1 million in the years ended December 31, 2006, 2005 and 2004, respectively. The principal reason for the growth of net cash provided by operating activity is better management of working capital. The operating cash inflows are derived from payments received from sales of our mining and steel products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash used in investing activities was $552.5 million in 2006, net cash used in investing activities was $994.7 million in the year ended December 31, 2005 and net cash provided by investing activities was $455.7 million in the year ended December 31, 2004. Investing activities provided cash in 2004 due to the proceeds from the sale of our stake in MMK in the amount of $870.0 million; otherwise, substantially all of the cash used for investing activities in 2006, 2005 and 2004 related to the acquisition of businesses, mineral licenses and property, plant and equipment. Expenditures for the acquisition of businesses, equity method investments and minority interests in our subsidiaries amounted to $162.6 million, $488.6 million and $90.7 million in the years ended December 31, 2006, 2005 and 2004, respectively. The cash used by investing activities in 2006 included $176.9 million (net of $20.4 million of cash held by Moscow Coke and Gas Plant at the date of acquisition) paid for the acquisition of a 98.9% stake in Moscow Coke and Gas Plant. Capital expenditures have steadily increased and amounted to $397.8 million, $520.6 million and $303.4 million in the years ended December 31, 2006, 2005 and 2004, respectively.

Net cash used in financing activities was $162.8 million in the year ended December 31, 2006, net cash used in financing activities was $308.9 million in the year ended December 31, 2005 and net cash provided by financing activities was $252.3 million in the year ended December 31, 2004. In general, we rely heavily on short term debt, receiving proceeds of $0.9, $1.6 billion and $1.0 billion in 2006, 2005 and 2004, respectively. In the same years, we repaid short term debt in the amounts of $1.1, $1.7 billion and $0.9 billion, respectively. In 2006, we issued a seven-year ruble-denominated bond, the proceeds of which amounted to $189.9 million, and received additional long-term financing amounting to $225.4 million. These funds were used to finance modernization of our metallurgical and mining assets and new acquisitions. During 2006, our short term debt decreased by $233.5 million and we paid dividends in the amount of $189.6 million. In 2005, financing activities used cash due to a higher level of repayments of short term debt as compared to the prior year, the payment of dividends in an amount of $194.2 million, and a lower level of proceeds from long term debt as compared to the prior year. In 2004, we and our Russian subsidiaries issued long term ruble-denominated bonds, the proceeds of which were used to acquire property, plant and equipment and repay our short-term borrowings. In 2004, we also completed our initial public offering, the proceeds of which amounted to $213.4 million and were used to acquire property, plant and equipment and acquire businesses.

Liquidity

We had cash and cash equivalents of $172.6 million at December 31, 2006, and $311.8 million at December 31, 2005. Of these amounts, $58.5 million and $271.4 million was held in U.S. dollars, euros and other hard currencies and $114.1 million and $40.4 million was held in rubles and other currencies of the CIS and Eastern Europe, respectively.

As of December 31, 2006 and 2005, we had unused credit lines of approximately $198.4 million and $182.5 million, respectively, out of total available credit lines of $687.5 million and $617.6 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 7.61% and 9.94% at December 31, 2006, and 2005, respectively. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

The following table summarizes our liquidity as of December 31, 2006, and 2005.

Estimated Liquidity	December 31, 2006	December 31, 2005
	(in millions of U.S. dollars)
Cash and cash equivalents	172.6	311.8
Amounts available under credit facilities	198.4	182.5
Total estimated liquidity	371.0	494.3

We had working capital of $879.7 million and $390.2 million as of December 31, 2006 and 2005, respectively. The increase in working capital was primarily due to our acquisition of Moscow Coke Gas Plant, including its investment portfolio with shares of various Russian public companies, which were recorded as short term investments of Moscow Coke Gas Plant with the intention to be sold in future, as well as a decrease in the amount of short term loans as of December 31, 2006 as compared to December 31, 2005.

We believe that our working capital is sufficient for our present requirements. Future requirements for our business needs, including the funding of acquisitions and capital expenditures, debt service for outstanding financings, and any amounts that may ultimately be paid in connection with contingencies (including those described under “Item 8. Financial Information—Litigation”), are expected to be financed by a combination of internally generated funds (including non-core asset sales), borrowings and other external financing sources. We expect the combination of operating cash flow generated by our business and external financing sources to be sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Russian and other financial markets, prevailing interest rates, our credit rating and the Russian government’s policies regarding ruble and foreign currency borrowings.

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

Contractual obligations and commercial commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2006.

		Payments due by period
Contractual Obligations and Commercial Commitments	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Short-Term Borrowings(1)	166,517	166,517	—	—	—
Long-Term Debt Obligations(1)	322,604	—	133,349	165	189,089
Operating Lease Obligations(2)	149,165	4,512	7,909	9,454	127,290
Purchase Obligations(3)	34,683	34,683	—	—	—
Restructured Taxes Payable(4)	7,782	—	7,782
Asset Retirement Obligations(5)	92,358	3,444	11,054	10,523	67,336
Pension and Post-retirement Benefits(6)	66,105	10,698	10,972	11,909	32,526
Short-term Finance Lease Obligations(7)	6,066	6,066
Long-term Finance Lease Obligations(7)	51,068		15,283	21,661	14,124
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(8)	775,835	641,575	134,260	—	—

(1)          Does not include interest. In 2006, our interest expense was $38.2 million and we paid out $38.9 million for interest, net of amounts capitalized.

(2)          See note 22 to our consolidated financial statements.

(3)          Accounts payable for capital expenditures.

(4)          Consists of Russian and Romanian restructured prior period taxes and social charges and related fines and penalties. This does not include $143.0 million in current period taxes and social contributions due as of December 31, 2006. See note 15 to our consolidated financial statements. This also does not include income taxes. In 2006, our income tax expense amounted to $208.3 million and we paid out $196.9 million in income taxes.

(5)          See note 16 to our consolidated financial statements.

(6)          See note 17 to our consolidated financial statements.

(7)          See note 18 to our consolidated financial statements.

(8)          See note 25 to our consolidated financial statements.

In the course of acquisition of our Romanian subsidiaries, we undertook certain commitments in respect of future capital expenditures connected with the development of production facilities and improvements in environmental compliance. For Mechel Targoviste, we committed to invest $21.1 million over a period of five years from the date of acquisition (August 2002). For Mechel Campia Turzii, we committed to invest $22.7 million over a period of five years from the date of acquisition (June 2003). These investments were required to be made in annual installments from the dates of their respective acquisitions, and our investment commitments were secured by our shares in these subsidiaries. We completed our investment obligations in their entirety with respect to both Romanian subsidiaries in 2007, and the shares pledged in connection with these commitments were released.

We have also guaranteed the fulfillment of obligations to third parties under various debt agreements. The maximum potential amount of future payment under these guarantees as of December 31, 2006 amounted to $478.5 million out of which $472.1 million related to guarantees given by us for our subsidiaries.

Commitments for capital expenditures as of December 31, 2006 amounted to $26.5 million and the general purpose of such commitments was to improve operating efficiency and maintain existing output. We plan to finance our capital expenditures out of our cash flows from operations and external debt.

Inflation

Inflation in the Russian Federation was 11.7% in 2004, 10.9% in 2005 and 9.7% in 2006. With the exception of our coal operations in 2002, inflation has generally not had a material impact on our results of operations in recent years, primarily because producers in the market segments in which we compete are able to increase selling prices in line with increases in ruble-denominated costs.

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

As of December 31, 2006, 2005 and 2004, we reported goodwill of $45.9 million, $39.6 million and $39.4 million, respectively. During the years ended December 31, 2006, 2005 and 2004, we recognized goodwill impairments of $nil, $nil and $nil, respectively.

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

Management evaluates its estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2006, 2005 and 2004, the carrying amount of our mineral licenses amounted to $272.4 million, $242.0 million and $166.5 million, respectively.

Retirement benefit obligations

Our Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). Our contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280,000 rubles or approximately $10,000 translated at the exchange rate of the rubles to the U.S. dollar at December 31, 2006) to 2% (applied to the part of the annual gross salary above 600,000 rubles or approximately $21,000 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2006) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2006, 2005 and 2004 were $53.3 million, $47.9 million and $39.5 million, respectively.

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

The following useful lives are used as a basis for recording depreciation:

Category of asset	Useful economic lives estimates, years
Buildings	20 – 45
Land improvements	20 – 50
Operating machinery and equipment	7 – 30
Transportation equipment and vehicles	4 – 15
Tools, furniture, fixtures and other	4 – 8

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

In December 2005, we decided to restructure the production process in Mechel Targoviste and Mechel Campia Turzii (steel segment) in order to increase their efficiency and profitability. As a result of this restructuring certain production workshops of Mechel Targoviste and Mechel Campia Turzii will be closed and abandoned in early 2006 with property, plant and equipment being disposed of other than by sale. As of December 31, 2005, the carrying value of property, plant and equipment of these workshops was $5.8 million for Mechel Targoviste and $6.8 million for Mechel Campia Turzii and was written off in full amount. As of December 31, 2005 and December 31, 2006, we reviewed the remaining property, plant and equipment of these Romanian subsidiaries for impairment. As a result of such impairment analysis, we did not consider the assets impaired.

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

We have numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general company resources at the time of removal. Our asset retirement obligations primarily relate to our mining and steel production facilities with related to landfills and dump areas and our mines. The following table presents the movements in ARO for the year ending December 31, 2006.

Asset retirement obligation	Year ended December 31, 2006
Balance at beginning of year	59,052
Liabilities incurred in the current period	2,160
Liabilities settled in the current period	(510)
Liabilities disposed of in the current period	—
Accretion expense	7,433
Revision in estimated cash flow	17,876
Translation and other	6,347
Balance at end of year	92,358

Recently Issued Accounting Pronouncements

Inventory costs

In December 2004, the FASB issued SFAS No. 151, “Inventory costs” (“SFAS No. 151”), which amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current period expenses. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have applied the provisions of SFAS No. 151 prospectively to inventory costs incurred on or after January 1, 2006. The adoption of this standard in 2006 did not have a material impact on our financial position and results of operations.

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

Accounting for conditional assets retirement obligations

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Assets Retirement Obligations” (“FIN 47”), that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. The Interpretation is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 in 2006 did not have a material impact on our financial position and results of operations.

Accounting for stripping costs incurred during production in the mining industry

On March 17, 2005, the EITF issued Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-6”). EITF 04-6 provides that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The adoption of EITF 04-6 in 2006 did not have a material impact on our financial position and results of operations.

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

Accounting and reporting of a change in accounting principle

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections—A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”), which changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. FAS 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. We will begin applying the provisions of this statement in 2006. The adoption of SFAS No.154 in 2006 did not have a material impact on our financial position and results of operations.

Accounting for purchases and sales of inventory with the same counterparty

In September 2005, EITF reached consensus on Issue No. 04-13 “Accounting for purchases and sales of inventory with the same counterparty” (“EITF 04-13”). EITF 04-13 relates to defining the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction; and defining whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective prospectively for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after

March 15, 2006. We will begin applying the provisions of this statement in 2006. The adoption of EITF 04-13 in 2006 did not have a material impact on our financial position and results of operations.

Accounting for certain hybrid financial instruments

In February 2006, FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” (SFAS No. 155), which amends SFAS No. 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and simplifies the accounting for those instruments. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not issued or acquired the hybrid instruments included in the scope of SFAS No. 155 and do not expect the adoption of SFAS No. 155 to have a material impact on our financial condition, results of operations or cash flows.

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

Accounting for uncertainty in income taxes

In June 2006, FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48), effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We estimate that the adoption of FIN 48 will result in a $68 million to $100 million increase of our tax liabilities, which would be accounted for as a cumulative adjustment to the January 1, 2007 retained earnings.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We believe that the adoption of SFAS No. 157 will not have a material impact on our consolidated financial statements.

Employers’ accounting for defined benefit pension and other post-retirement plans

On September 29, 2006, FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R” (SFAS No 158). The standard is effective for fiscal years ending after December 15, 2006, and requires us to:

•       Recognize the funded status of our defined benefit plans in our consolidated financial statements;

•       Recognize, as a component of other comprehensive income, any actuarial gains and losses and prior service costs and credits that arise during the period but are not immediately recognized as components of net periodic benefit cost;

•       Measure defined benefit plan assets and obligations as of our fiscal year end; and

•       The standard is effective for fiscal years ending after December 15, 2006.

The standard is effective for fiscal years ending after December 15, 2006. Our adoption of SFAS No. 158 in 2006 resulted in the increase in recognized pension benefit obligations by $9.3 million with a corresponding decrease in other comprehensive income (see note 17 to our consolidated financial statements).

Fair value option for financial assets and financial liabilities

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (SFAS No.159). SFAS No.159 permits an entity to choose to measure many financial instruments and certain other items at fair value.

Most provisions of SFAS No.159 are elective; however, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities.

The fair value option established by SFAS No.159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.

The fair value option:

•       may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

•       is irrevocable (unless a new election date occurs); and

•       is applied only to entire instruments and not to portions of instruments.

SFAS No.159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We do not expect the adoption of SGAS No.159 to have a material impact on our financial position or results of operations.

Derivatives implementation

On April 27, 2007, the FASB issued Guidance on SFAS No.133 (“Derivative Implementation”) Implementation Issues. This guidance provides explanations on questions that companies may face when implementing SFAS No.133. Additional issues will be added to this Implementation Guide as the FASB approves them.

Effect of prior year misstatements when qualifying misstatements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements (‘SAB No.108’)/ SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in qualifying current year misstatements for the purpose of a materiality assessment. SAB No.108 establishes a dual approach that requires qualification of financial statement errors based on both the roll-over method and iron curtain method regarding the effects of each of our balance sheets and statement of operations and the related financial statement disclosures. SAB No.108 permits existing public companies to record the cumulative effect of initially applying this approach in the first reporting period ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as at the beginning of that year with the offsetting adjustments recorded to the opening balance of retained earnings. The adoption of SAB No.108 did not have an impact on our financial statements.

Trend Information

Coal industry

Countries in Asia are among the world’s major net importers of sea-borne steam and coking coal. During 2006, demand in Asia for coking coal was generally satisfied and, as a result, the spot prices for hard coking coal (HCC) decreased during the second half of the year in line with the decreasing deficit for this type of coal. We expect that this trend will continue in 2007 and HCC prices will continue to decline by an estimated 13%. At the same time, semi-soft coking coal (SSCC) prices declined to $55/ton in 2006 from $80/ton in 2005 due the availability of supply in excess of demand. However, we expect SSCC prices to increase in 2007 due to the general rise in steam coal prices and the increasing share of SSCC in the coal mix used by consumers (according to AME). We also expect that the world steel market dynamics will continue to support coking coal prices in 2007 since we do not expect any significant steel price decreases.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. Prices increased in the second half of 2006 due to a deficit in domestic supply in China and the United States and the high freight costs for delivering the material from major international suppliers (Australia and South Africa) to major consumers (Asia and Europe). Another limitation for the sea-borne steam coal market supply is the shortage of sea port capacity in coal-exporting countries. Thus, we expect that steam coal prices will increase in 2007 and will remain flat in 2008 as supply and demand become more even.

Iron ore industry

The iron ore market is currently characterized by high demand from Asia and supply and transportation constraints. Capacity expansions by producers such as CVRD, Rio Tinto and BHP Billiton are primarily targeted at meeting the demand increase, generated primarily in China. The outlook for 2007 and beyond will generally depend on supply and demand balance in the industry, which we believe will be affected by the following factors. Actions taken by the Indian government in the beginning of 2006, including its imposition of an iron ore export duty, aimed at limiting Indian iron ore exports has caused an increase in contract prices in 2007 and could potentially lead to further price increases. We believe the continued high level of demand in China will further support iron ore prices, despite the Chinese government’s effort to reduce the rate of growth of its domestic steel production capacities. Based on these factors, we believe that prices for iron ore will remain at high levels until 2009, when the world’s three major producers, CVRD, Rio Tinto Group and BHP Billiton, which together control 75% of worldwide iron ore supplies (according to AME), are expected to complete their capacity expansion programs.

Nickel industry

Nickel prices have increased since 2001. The average nickel price in 2006 was $24,000 per ton, a 57% increase year-on-year. This increase was due primarily to the nickel deficit in the world market caused by the high rate of growth internationally in stainless steel production, speculative trading on the LME and a decrease in nickel storage stock. We expect that a deficit will remain through 2007 in an amount of up to 30-70 thousand tonnes. We also expect nickel demand in 2007 will continue to rise due to increasing stainless steel production capacities in China coupled with the limited nickel supply caused by the difficulty in expanding nickel extraction capabilities and developing new nickel ore fields. We expect that the foregoing factors will result in the increase of average nickel prices in 2007 by 45-47% year-on-year to $34,000 per ton.

Steel industry

We expect the Russian steel industry to continue to benefit from both domestic and global demand for steel. On the back of GDP and industrial production growth in Russia of 6.7% and 4%, respectively, consumption of rolled steel in Russia increased 16% to 35.6 million tonnes in 2006. In terms of end-uses, growth was driven by pipe production, which was up 18%, and the construction industry, which increased 16% in monetary terms. We expect these two industries will remain key drivers of domestic steel demand, and that rolled steel demand will increase an additional 12-15% in 2007.

As the Russian domestic market in 2006 continued to support higher prices than export prices, domestic sales in physical terms grew 16% year on year, while export sales increased a modest 2%. As a result, exports decreased to 48% of total Russian rolled steel sales in 2006 from 51% in 2005. As we expect domestic prices to remain above export prices in 2007, we anticipate a further reduction in export sales.

Imports of steel increased 18% year on year in 2006 to 4.6 million metric tonnes; however, imported steel continued to comprise only 13% of the Russian steel market as in 2005. Steel imports from Ukraine comprised 40% of total imports in 2006. We expect imports will increase given the attractive pricing in the Russian market; however, we believe that the market share of imports in the Russian steel market will remain flat, as the growth rate of steel consumption in Russia is expected to outpace the growth rate of imports.

The main concern regarding the balance of supply and demand and pricing the global steel markets during 2007-2008 relates to the possibility of oversupply coming from Chinese steel exports. However, we believe this risk is mitigated by several factors, including the favorable outlook for steel demand on the back of global and Chinese GDP growth, which is expected to be 2.8% and 10%, respectively in 2007; possible strengthening of the Chinese currency; tight supply of scrap and iron ore, with the anticipated 9.5% increase in iron ore prices for 2007 expected to put additional pressure on the margins of Chinese steelmakers; and continuing high coking coal prices.

Global consolidation in the steel sector should result in the increased bargaining power of steel makers in their negotiations with both suppliers of iron ore and coking coal and consumers of steel, as well as more coordinated industry responses to market demands and price decreases through capacity reductions.

In 2007, we expect steel prices to remain relatively flat due to the slowing of global demand, and we further expect that the domestic premium on steel prices will be 10% over CIS export prices.

Sales

We expect our mining segment sales to increase as we continue production increases. We expect that our coking coal sales will trend towards a split between internal consumption and third-party sales, depending on sales in the domestic market and export trade. We also expect to increase our export sales of steam coal, given the significant price differential which currently exists with the domestic market. Due to our construction of a sinter plant at Chelyabinsk Metallurgical Plant and the high prices for domestic sales of iron ore concentrate, we expect that our sales of iron ore concentrate to third parties will decrease, and most of our iron ore concentrate production will be supplied to the sinter plant at Chelyabinsk Metallurgical Plant. We expect to maintain our current level of steel production and that our steel segment sales will remain steady and possibly increase based on the high level of steel prices in 2007.

Inventory

Overall, our inventory was $667.2 million at December 31, 2006, as compared to $546.6 million at December 31, 2005. This increase was due to an increase in steel segment inventory as a result of planned production increases and the increase of purchase prices for iron-ore raw materials and coal.

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

Within our mining segment, we expect our nickel costs per tonne to increase as a result of increasing energy costs, while coal costs per tonne should remain relatively stable in 2007. We expect our iron ore costs per tonne to gradually increase as a result of increasing payroll and energy costs in 2007.

Seasonality

Seasonal effects have a relatively limited impact on our results. Nonetheless, slowing of demand and, thus, a reduction in sales volumes (and a related increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We also maintain larger stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are also dependent on the Russian construction market, which also experiences slowdowns in the winter months. However, our sales of steam coal typically increase during the second and third quarters as a result of increased steam coal purchases by utilities for the winter.

Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Item 6.                          Directors, Senior Management and Employees

Directors and Executive Officers

Our directors and executive officers include:

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Director and Chief Executive Officer
Alexey G. Ivanushkin	1962	Director and Chief Operating Officer
Vladimir A. Polin	1962	Director
Roger I. Gale(1)	1952	Director
A. David Johnson(1)	1937	Director
Serafim V. Kolpakov	1933	Director
Alexander E. Yevtushenko	1947	Director
Valentin V. Proskurnya(1)	1945	Chairman and Director
Alex Polevoy	1970	Director
Anton V. Vishanenko(2)	1979	Chief Financial Officer
Victor A. Trigubko	1956	Senior Vice President—Government Relations

(1)          Member of the Audit Committee of the Board of Directors.

(2)          Mr. Vishanenko has confirmed his intention to step down as Chief Financial Officer in July 2007.

Igor V. Zyuzin has been our Chief Executive Officer and director since December 2006. He served as the Chairman of our Board of Directors from March 2003, when Mechel was organized, until December 2006. Mr. Zyuzin also serves as the Chairman of the Board of Directors of our Southern Kuzbass Coal Company, a position he has held since May 1999, and has served as a member of the Board of Directors of Chelyabinsk Mettalurgical Plant since 2001. From 1997 to 1999, Mr. Zyuzin was the Chairman of the Board of Directors of Mezhdurechensk Coal Company, which was merged into Southern Kuzbass Coal Company, and a member of the Board of Directors of Kuzbass Central Processing Plant. Mr. Zyuzin has over 17 years of experience in the coal mining industry and holds a degree in coal mining from Tula Polytechnic Institute. Mr. Zyuzin also has a degree in coal mining engineering economics and a PhD in coal mining technical sciences. Mr. Zyuzin beneficially owns 68.3% of our common shares.

Alexey G. Ivanushkin has been our Chief Operating Officer since January 2004 and a member of our Board of Directors since March 2003. Mr. Ivanushkin served as our Chief Executive Officer from March 2003 until January 2004. From December 1999 to April 2002, Mr. Ivanushkin served as the General Director of our Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was the director of the ferrous metals and ferroalloy department of the Moscow office of Glencore International AG, an international diversified natural resources group from whom we acquired Chelyabinsk Metallurgical Plant. Mr. Ivanushkin graduated from the Moscow State University of Foreign Relations (MGIMO) with a degree in economics and international affairs. Mr. Ivanushkin beneficially owns 0.03% of our common shares.

Vladimir A. Polin has been a member of our Board of Directors since June 2007. He has also served as the Chief Executive Officer of Mechel Management Company since June 2006. From July 2003 to June 2006, he was our Senior Vice President-Production. From July 2002 until June 2003, Mr. Polin served as the Executive Director-First Deputy General Director of our Beloretsk Metallurgical Plant. Mr. Polin has almost 20 years of floor and management experience in the manufacture and marketing of steel products, and holds a degree in metallurgy from Chelyabinsk Polytechnic University.

Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale is currently Chairman of the Board of Directors and Chief Executive Officer of Calypte Biomedical Corporation, a

US company headquartered in Portland, Oregon. From 2002 until mid-2006, Mr. Gale was the Chairman of the Board of Directors and CEO of Wavecrest Group Enterprises Limited, a communications service provider. From 1999 to 2001, he was Chairman and co-founder of End2End Wireless Limited, a wireless access services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation, or IFC, including as the Chief of IFC’s Resident Mission to the Russian Federation from 1991 to 1996. Mr. Gale also worked for the Asian Development Bank for nine years, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a Higher National Diploma from The Royal Agricultural College and holds a Master of Economics from the University of New England.

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

Valentin V. Proskurnya has served as the Chairman of our Board of Directors since June 29, 2007. He has been a member of our Board of Directors since March 2003. Prior to April 2005, Mr. Proskurnya served as a member of the Board of Directors of MMK, a major Russian steel producer. From March 2002 until March 2003, Mr. Proskurnya served as the Deputy General Director of Mechel Trading House, and was its General Director from January 2001 to March 2002. From 1998 to 2001, Mr. Proskurnya served as the First Deputy Director of our Southern Kuzbass Coal Company, in charge of economic and financial analysis. Mr. Proskurnya has over 37 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economics from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the “Miner’s Glory” order by the Russian government. In addition, in 1996, the Russian government awarded him the title of Honorable Economist of the Russian Federation.

Alex Polevoy has been a member of our Board of Directors since June 2006. He served as our Chief Financial Officer from October 2005 to June 2006. From 2004 to August 2005, Mr. Polevoy served as the Director of the Corporate Audit Department of TNK-BP Management, a holding company for oil-related companies. From 2001 to 2004, he held the position of Head of Monitoring and Control Group of TNK-BP Management. Mr. Polevoy graduated from Northern Alberta Institute, Canada, with a degree in management and accounting.

Anton Vishanenko has been our Chief Financial Officer since June 2006. From April 2003 until June 2006 he served as the Director of our Financial Reporting Department. From December 2000 to April 2003, he held different positions in the finance department at Wimm-Bill-Dann Foods OJSC, a Russian company listed on New Stock Exchange, most recently serving as the Deputy Head of the US GAAP Reporting Department. Mr. Vishanenko graduated from the Moscow Aviation Institute with a degree in Economics and received his Ph.D. in economics from the St. Petersburg State Academy of Economics and Finance. He is a member of ACCA (Association of Chartered Certified Accountants of the United Kingdom) and an associate member of AICPA (American Institute of Certified Public Accountants). Mr. Vishanenko has confirmed his intention to step down as Chief Financial Officer in July 2007.

Victor A. Trigubko has been our Senior Vice President for Government Relations since August 2006. From 2005 until August 2006 he served as our Vice President for Government Relations, and from 2003 to 2005 he served as our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii and Member of the Board of Directors of Mechel Targoviste. From 2002 to 2003 Mr. Trigubko was Director of Mechel International Holdings AG’s Representative Office in Romania. From 1997 to 2002 he was the head of Izhstal OAO’s Representative Office in Moscow. From 1992 to 1997 he held executive positions with the metallurgical company, Unibros Steel Co. LTD, with his last position there being Deputy General Director. Mr. Trigubko graduated in 1982 from the Economic Faculty of Kalinin (now Tver) State University. Upon his graduation, Mr. Trigubko worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and then in the USSR Trade Representation Office in Romania.

All of our directors were elected on June 29, 2007, and their terms expire on the date of our next annual shareholders’ meeting, which will take place in June 2008. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

Compensation

Our directors and executive officers were paid an aggregate of $6.0 million for services in all capacities provided to us during 2006. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2006, was $0.2 million. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at our annual general meeting using a cumulative voting system. Directors are elected to serve until the next annual general meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, five of whom are independent. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders” for more information regarding the competence of our shareholders’ meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

Audit Committee

Our audit committee consists of Roger Gale, Valentin V. Proskurnya and David Johnson, each of whom is a non-management member. Our audit committee operates pursuant to a bylaw, which is available at www.mechel.com and www.mechel.ru. The purpose of this committee is to assist the Board with its oversight responsibilities regarding:

•       the quality and integrity of our financial statements;

•       our compliance with legal and regulatory requirements;

•       the independent auditor’s qualifications and independence; and

•       the performance of our internal audit function and independent auditor.

Review Commission

The review commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our review commission are nominated and elected by our shareholders to serve until the next annual general shareholders meeting. A CEO, director or officer may not simultaneously be a member of the review commission. Our review commission currently has three members: Dmitry Kletsky, Lyudmila Radishevskaya and Natalia Michailova. The powers and duties of our review commission were determined by regulations approved by our shareholders’ meeting.

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

These documents are available at www.mechel.com and www.mechel.ru.

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

Employees

At December 31, 2006, we employed approximately 76,566 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	20,528	68.0%
Southern Kuzbass Coal Company	Russia	Coal	12,018	83.0%
Izhstal	Russia	Steel	9,242	89.0%
Beloretsk Metallurgical Plant	Russia	Steel	7,678	90.0%
Mechel Campia Turzii	Romania	Steel	3,817	87.0%
Mechel Targoviste	Romania	Steel	4,253	90.0%
Southern Urals Nickel Plant	Russia	Nickel	4,293	40.0%
Korshunov Mining Plant	Russia	Iron Ore	4,217	97.0%
Urals Stampings Plant	Russia	Steel	2,905	81.0%
Vyartsilya Metal Products Plant	Russia	Steel	400	—
Mechel Nemunas	Lithuania	Steel	354	—
Port Posiet	Russia	Shipping	331	15.0%
Port Kombarka	Russia	Shipping	218	—
Mecheltrans	Russia	Railway transportation	193	—
Mechel Trading House	Russia	Sales and Distribution	283	—
Mechel	Russia	Corporate	115	—
Mechel-Service	Russia	Sales and Distribution	274	—
Specialty Steel	Russia	Steel	1,313	91.0%
Mechel Coke	Russia	Coke	1,703	67.0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	139	—
Mechel Recycling	Russia	Scrap metal	155	—
Moscow Coke Gas Plant	Russia	Coke	1,542	81.0%
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	595	—
Total			76,566	69.0%

At December 31, 2005, we employed approximately 78,426 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	23,710	89.0%
Southern Kuzbass Coal Company	Russia	Coal	12,928	88.0%
Izhstal	Russia	Steel	10,043	95.0%
Beloretsk Metallurgical Plant	Russia	Steel	8,065	96.0%
Mechel Campia Turzii	Romania	Steel	5,024	95.0%
Mechel Targoviste	Romania	Steel	4,676	96.0%
Southern Urals Nickel Plant	Russia	Nickel	4,327	91.0%
Korshunov Mining Plant	Russia	Iron Ore	4,308	93.0%
Urals Stampings Plant	Russia	Steel	2,957	96.0%
Vyartsilya Metal Products Plant	Russia	Steel	471	—
Mechel Nemunas	Lithuania	Steel	375	—
Port Posiet	Russia	Shipping	337	97.0%
Mechel Trading House	Russia	Sales and Distribution	310	—
Mechel	Russia	Corporate	220	—
Mechel-Service	Russia	Sales and Distribution	199	—
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	476	—
Total			78,426	88.0%

At December 31, 2004, we employed approximately 82,324 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	24,685	90.0%
Southern Kuzbass Coal Company	Russia	Coal	12,675	90.0%
Izhstal	Russia	Steel	10,891	87.0%
Beloretsk Metallurgical Plant	Russia	Steel	8,910	93.0%
Mechel Campia Turzii	Romania	Steel	5,379	92.0%
Mechel Targoviste	Romania	Steel	4,821	98.0%
Southern Urals Nickel Plant	Russia	Nickel	4,686	91.0%
Korshunov Mining Plant	Russia	Iron Ore	4,363	89.0%
Urals Stampings Plant	Russia	Steel	3,006	69.0%
Vyartsilya Metal Products Plant	Russia	Steel	531	—
Mechel Nemunas	Lithuania	Steel	378	49.0%
Port Posiet	Russia	Shipping	323	15.0%
Mechel Trading House	Russia	Sales and Distribution	533	—
Mechel	Russia	Corporate	156	—
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	987	—
Total			82,324	88.0%

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

We consider our relationship labor unions to be good.

Management Share Bonus and Share Option Plans

We are considering establishing a share bonus plan and/or share option plan for officers and key employees.

Item 7.                          Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding the beneficial ownership of our shares as of June 27, 2007, based on our share register and certain additional information provided by our major shareholders:

Name of Beneficial Owner	Number of Shares	%
Igor V. Zyuzin(1)	284,166,481	68.3%
Free float(2)(3)	132,104,264	31.7%
Total	416,270,745	100%

(1)          Mr. Zyuzin is our Chief Executive Officer and a member of our board of directors. See “Item 6—Directors, Senior Management and Employees—Directors and Executive Officers.” His business address is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation. Of the shares beneficially owned by Mr. Zyuzin, 73,134,804 shares (including in the form of GDSs) are owned by Calridge Limited, a company wholly owned by Mr. Zyuzin. Calridge Limited has pledged 20,454,543 shares in the form of GDSs to UBS AG (London Branch) in connection with its Mandatory Exchangeable Notes due 2009, and has transferred 14,161,347 of these shares in the form of GDSs to UBS Limited pursuant to a Stock Lending Agreement. Mr. Zyuzin’s ownership interest in Mechel as set forth in this document excludes the 14,161,347 shares that Calridge Limited has transferred, as Calridge Limited does not have voting or dispositive power with respect to such shares.

(2)          We believe our directors and executive officers as a group, other than Mr. Zyuzin, own less than 1% of our shares.

(3)          Includes shares underlying our ADSs and GDSs. As of June 27, 2007, 35,752,167 ADSs and 12,750,421 GDSs were outstanding.

None of our shareholders have voting rights different from any other holders of our shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

In February 2006, Messrs. Zyuzin and Iorich reached an agreement pursuant to which Mr. Zyuzin agreed to purchase Mr. Iorich’s stake in Mechel over the course of a year. In March-December 2006, in a series of transactions, Mr. Zyuzin purchased 27.4% of Mr. Iorich’s stake, thereby increasing his stake in Mechel to 68.3%. Of Mr. Iorich’s remaining stake, 11.5% was sold to investors in the form of GDSs in March 2006, and 3.4% was sold to Mr. Zyuzin, who subsequently transferred this stake to UBS Limited pursuant to a Stock Lending Agreement. As a result, Mr. Iorich disposed of his entire 42.2% stake in Mechel. Prior to these transactions, Messrs. Zyuzin and Iorich had held equal stakes of 42.2%. Upon Mr. Iorich’s disposal of his stake, the Ownership, Control and Voting Agreement dated as of August 1, 1995 between Mr. Zyuzin and Mr. Iorich, pursuant to which they acted in concert and were required to vote the same way since 1995, was terminated as of December 21, 2006.

Related Party Transactions

See note 10 to our consolidated financial statements.

Item 8.                          Financial Information

See “Item 18. Financial Statements”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

In May 2007, Izhstal filed a claim against the tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the period from January 1, 2003 until April 30, 2006 in the total amount of $2.9 million, including interest and penalties. The case is pending in court.

In April 2007, Southern Urals Nickel Plant filed a claim against the tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the period of 2004-2005 in the total amount of $3.2 million, including interest and penalties. The case is pending in court.

In 2006, Korshunov Mining Plant lost its challenge in court to a claim from the tax inspectorate in the amount of approximately $9.4 million related to mineral extraction taxes for 2005, including fines and penalties. In addition to the foregoing amount, based on this precedent, Korshunov Mining Plant is further liable for the payment of mineral extraction tax, penalty and interest for the years 2002-2004 totaling $11.1 million, as well as mineral extraction tax and penalty for 2006 in the amount of nearly $8.1 million. The foregoing amounts were accrued in our financial statements, including $27.3 million as a management estimation of probable outflow of resources and $1.3 million as an accepted claim.

In 2006, several claims were brought against us in Russian courts by a group of minority shareholders. In three of them, minority shareholders are seeking payment by us of damages to our subsidiary Southern Kuzbass Coal Company in the amount of $264.4 million, allegedly caused to the subsidiaries of Southern Kuzbass Coal Company as a result of losses of such subsidiaries in 2005 through first half of 2006. In another case, a minority shareholder of Mechel is seeking Mechel’s transfer of 626,913 shares of Southern Kuzbass Coal Company amounting to $18 million, which it claims it did not receive as a result of conversion of shares due to a merger of Southern Kuzbass Coal Company and one of its subsidiaries, Olzherassky Pit. The aforementioned cases are pending in court. We expect additional similar claims to be filed against us by the same minority shareholders. In the event that the foregoing lawsuits are resolved against us, our financial condition and results of operations could be materially adversely affected. See “Item 3. Key Information—Risk Factors—In the event certain minority shareholder lawsuits are resolved against us, our financial condition and results of operations could be materially adversely affected.”

Dividend Distribution Policy

As announced in March 2006, our dividend policy is to declare and pay an annual dividend equal to at least 50% of our annual net income, as determined under U.S. GAAP, subject to any applicable Russian legal restrictions. See “Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends.”

The decision to pay dividends and the amount thereof must be recommended by our board of directors and approved by our shareholders. The amount of dividends, if any, approved by the shareholders may not be higher than the amount proposed by the board of directors. In particular, dividends may be declared and paid only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

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

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2006.

Item 9.                          The Offer and Listing

Our ADSs have been listed on the New York Stock Exchange under the symbol “MTL” since October 2004. Our common shares have listed on the RTS under the symbol “MTLR” since July 2004.

The following table sets forth the high and low closing prices per ADS and common share for (i) the most recent six months, (ii) the most recent seven quarters and (iii) the three most recent years following our initial public offering in 2004.

	ADSs		Common Shares
	High	Low	High	Low
May 2007	$37.42	$33.11	$11.80	$10.90
April 2007	$35.27	$31.99	$11.45	$10.90
March 2007	$33.25	$28.94	$11.30	$9.80
February 2007	$33.80	$28.63	$11.3	$9.53
January 2007	$28.30	$23.73	$9.10	$8.30
December 2006	$26.40	$24.67	$8.60	$8.30
First Quarter 2007	$33.80	$23.73	$11.30	$8.30
Fourth Quarter 2006	$26.40	$20.00	$8.60	$6.65
Third Quarter 2006	$23.25	$19.30	$7.80	$6.45
Second Quarter 2006	$28.55	$19.01	$9.30	$6.25
First Quarter 2006	$30.95	$23.86	$10.20	$8.40
Fourth Quarter 2005	$34.88	$23.47	$9.90	$7.75
Third Quarter 2005	$36.51	$24.89	$10.97	$8.25
Second Quarter 2005	$33.70	$24.03	$11.20	$8.25
First Quarter 2005	$32.10	$21.05	$11.15	$7.90
2006	$30.95	$19.01	$10.20	$6.25
2005	$36.51	$21.05	$11.20	$7.75
2004	$22.45	$15.79	$17.00	$0.36

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

Our Purpose

Article 4.1 of our charter provides that our primary purpose is to earn profit, as well as to provide the highest-quality products services for our customers.

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

•       receive dividends in accordance with our charter and current legislation;

•       participate in shareholders’ meetings and vote on all matters of shareholders’ competence;

•       transfer voting rights to its representative on the basis of a power of attorney;

•       elect and be elected to the governing and controlling bodies of the company;

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

•        our reorganization;

•        conclusion of a major transaction, as defined under Russian law; and

•        amendment of our charter or approval of a new version of our charter that restricts the holder’s rights

•       upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•       have access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents; and

•       exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meetings approved in accordance with its competence.

Preemptive rights

The Joint Stock Companies Law and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares in an amount proportionate to their existing shareholding. In addition, the Joint Stock Companies Law provides shareholders with a preemptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

Dividends

The Joint Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a financial quarter, half a year, nine months and/or year. Dividends are recommended to a shareholders’ meeting by the board of directors, and approved by the shareholders’ meeting by a majority vote. A decision on quarterly dividends must be taken within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders’ meeting. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “—General Meetings of Shareholders—Notice and Participation.” Dividends are not paid on treasury shares.

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

Russian law also provides for other cases in which shareholders may be held liable to us.

Share capital increase

We may increase our charter capital by

•       issuing new shares, or

•       increasing the nominal value of already issued shares using the company’s net income.

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting more than 25% of the number of issued common shares, requires a three quarters majority vote of a shareholders’ meeting. A decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders’ meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders’ meeting.

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

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require

•       taking a decision on share placement and approving the resolution on share issuance;

•       prior registration of a share issuance with the FSFM;

•       following the placement of the shares, registration and public disclosure of the results of the placement of shares; and

•       public disclosure of information relating to the share issuance.

Capital decrease; share buy-backs

The Joint Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or sending by us of a notice, repayment of all amounts due to them, as well as compensation for damages.

The Joint Stock Companies Law allows our shareholders or our board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares must be resold at a value not less than a market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. Repurchased shares do not bear voting rights.

The Joint Stock Companies Law allows us to repurchase our shares only if:

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

Registration and transfer of shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Open Joint Stock Company “Regional Independent Registrar” currently maintains our shareholder register. In March 2006, our Board of Directors decided to transfer our shareholder register from NIKoil to Open Joint Stock Company “Regional Independent Registrar,” which became effective in July 2006.

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

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings:

•       filing quarterly reports with the Federal Service for the Financial Markets, or the FSFM, and RTS containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter, and other information about our financial and business activity;

•       disclosure of the aforementioned quarterly reports in the newswire of authorized information agencies and on our website at www.mechel.ru;

•       filing with the FSFM and RTS and publishing any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder resolutions;

•       disclosure of the aforementioned information concerning material facts in the newswire of authorized information agencies and on our website at www.mechel.ru;

•       disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations by means of publishing it in the newswire of authorized information agencies and on our website at www.mechel.ru, as well as by filing it with the RTS;

•       disclosing our charter and internal corporate governance documents on our website and filing them with the RTS;

•       disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards;

•       filing with the FSFM and RTS on a quarterly basis a list of our affiliated companies and individuals and disclosing such list on our website at www.mechel.ru; and

•       other information as required by applicable Russian securities legislation.

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

•       decision on our participation in commercial or industrial groups, or other associations of commercial entities;

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

The quorum requirement for our shareholders meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the over 50% quorum requirement is not met, another shareholders’ meeting with the same agenda may (and, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

•       election of the members of the board of directors and review commission;

•       approval of the annual report and annual financial statements, including the balance sheet and profit and loss statement;

•       approval of distribution of profits, including approval of annual dividends and losses, if any; and

•       appointment of an independent auditor.

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

Notice and participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders’ meeting to elect the board of directors, shareholders must be notified at least 70 days prior to the date of the meeting. Under our charter, we can either provide notice by mail to the shareholders or publish a notice in the “Rossiyskaya Gazeta”, a Russian language newspaper. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting.

The list of shareholders entitled to participate in a general shareholders’ meeting is compiled on the basis of data in our shareholder register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the board of directors, not more than 65 days before the date of the meeting).

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

Major Transactions

The Joint Stock Companies Law defines a “major transaction” as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares by means of subscription (disposal). Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders’ meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders’ meeting.

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•       A person intending to acquire 30% or more of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

•       A person that has acquired 30% or more of the totality of an open joint-stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at the price which is not less than the price determined based on a weighted market price of the shares for the previous six months, or on a price not less than the market price which must be determined by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of sending of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding shares.

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

Approval of the Russian Federal Antimonopoly Service

Pursuant to the Federal Law on Competition, acquisitions of voting stock capital of a joint stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under Russian Accounting Standards, or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of shareholders defined under Russian law) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, or transfer of powers of the chief executive officer to a management company in certain instances must be approved in advance by the Federal Antimonopoly Service.

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

Material Contracts

None.

Exchange Controls

The Federal Law on Currency Regulation and Currency Control which came into effect as of June 18, 2004, sets forth certain restrictions on settlements between residents of Russia with respect to transactions involving foreign securities (including ADRs), including requirements for settlement in Russian rubles.

Repatriation of Export Proceeds

Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing) within seven days of the date on which they were received (also with a limited number of exceptions).

Restrictions on the remittance of dividends, interest or other payments to non-residents

The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may affect your ability to do so. Ruble dividends on common shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and a limited emerging market in which to hedge ruble and ruble-denominated investments.

Taxation

The following discussion describes the material U.S. federal and Russian income and withholding tax consequences to a beneficial owner of common shares or ADSs that is a “United States person,” as defined in the United States Internal Revenue Code of 1986, as amended. No opinion of counsel will be issued with respect to the following discussion and, therefore, such discussion is not based on an opinion of counsel. A resident of the United States for purposes of the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States—Russia income tax treaty”) that is fully eligible for benefits under the United States-Russia income tax treaty is referred to herein as a “U.S. holder.” Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if you are:

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

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations. See “Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity” and “Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation—Legal Risks and Uncertainties—Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of the shares and ADSs.”

We believe, and the following discussion assumes, that for U.S. federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2006, we will not be a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company, determinations are made annually and may involve facts that are not within our control. If we were a passive foreign investment company, materially adverse United States federal income tax consequences could result for investors who are “United States persons” as defined in the United States Internal Revenue Code of 1986.

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

Russian tax law and procedures are also not well developed, and the process, implementation and systematization of a comprehensive Russian tax regime is not yet finalized. Local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

The first part of the Tax Code of the Russian Federation, or the Tax Code, came into effect as of January 1, 1999, and it defines the general principles of taxation in Russia, including the legal status of taxpayers and tax agencies, the general rules of tax filings and tax control, as well as procedures for challenging tax and appealing claims and assessments of the tax authorities and their actions (or failure to act).

The second part of the Tax Code came into effect as of January 1, 2001, and it sets forth the specific tax categories and rules for imposing taxes.

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

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, taxpayer identification number, the tax period for which certification is required, and other applicable information, to the United States Internal Revenue Service. The procedures for obtaining certification are described in greater detail in the instructions to Internal Revenue Service Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

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

United States Federal Income Tax Considerations

The following is a general description of the material U.S. federal income tax consequences that apply to you if you are, for U.S. federal income tax purposes, a beneficial owner of ADSs or common shares who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your U.S. federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•       an insurance company;

•       a tax-exempt organization;

•       a financial institution;

•       a person subject to the alternative minimum tax;

•       a person who is a broker-dealer in securities;

•       an S corporation;

•       an expatriate subject to Section 877 of the United States Internal Revenue Code;

•       an owner of, directly, indirectly or by attribution, 10% or more of our outstanding common shares; or

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

Taxation of dividends on common shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer, such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) in the case of ADSs, our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or common shares. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce your tax basis in common shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares or ADSs. You should be aware that we do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common shares or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common shares or ADSs, which is generally available for dividends paid by U.S. corporations.

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

For United States foreign tax credit purposes, a dividend distribution will be treated as foreign source income and will generally be classified as “passive category income” but could, in the case of certain U.S. holders, constitute “general category income” for taxable years beginning after December 31, 2006. The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

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

Item 11.                   Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, our financial position is routinely subject to a variety of risks. We are exposed to market risks associated with foreign currency exchange rates, interest rates and commodity and equity prices. We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable.

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

We at times enter into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising on euro-denominated accounts receivable of Mechel Trading AG and Mechel Metal Supply, our Swiss and Liechtenstein wholly owned subsidiaries. This derivative was not designated as a hedge for accounting purposes. Such forward transactions amounted to $10.4 million during the year ended December 31, 2006. As of December 31, 2006, we did not have outstanding any forward transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency at December 31, 2006.

Balance as of December 31, 2006	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(in thousands of U.S. dollars)
Current Assets:
Cash and cash equivalents	35,021	112,069	20,521	1,109	3,894	172,614
Trade receivables, net	25,499	92,285	36,343	32,474	4,571	191,172
Due from related parties	127	407	11	—	—	545
Deferred income taxes	26	8,124	—	(323)	95	7,922
Current assets on discontinued operations					9	9
Prepayments and other current assets	9,347	579,680	3,863	1,410	1,264	595,564
Total current assets	70,020	792,565	60,738	34,670	9,833	967,826
Current Liabilities:
Short-term borrowings and current maturities of long-term debt	(63,144)	(32,078)	(52,146)	(17,836)	(1,313)	(166,517)
Accounts payable and accrued expenses:
Advances received	(20,457)	(66,883)	(237)	(655)	(45)	(88,278)
Accrued expenses and other current liabilities	(3,825)	(76,937)	(168)	(2,778)	(924)	(84,632)
Pension obligations, current portion	—	(9,697)	—	(1,347)	—	(11,044)
Current liabilities of discontinued operations	—	—	—	—	(508)	(508)
Taxes and social charges payable	(4,391)	(111,858)	—	(5,129)	(21,658)	(143,037)
Trade payables to vendors of goods and services	2,152	(141,019)	(14,765)	(23,082)	(6,771)	(183,485)
Due to related parties	(482)	(1,871)	—	—	—	(2,353)
Asset retirement obligation	—	(2,443)	—	(1,001)	—	(3,444)
Deferred income taxes	(2,778)	(56,042)	—	—	—	(58,820)
Finance lease liabilities	—	(5,579)	—	—	(487)	(6,066)
Deferred revenue	(7,156)	(28)	—	—	—	(7,183)
Total current liabilities	(100,081)	(504,437)	(67,315)	(51,829)	(31,704)	(761,919)
Long-term Liabilities:
Restructured taxes and social charges payable, net of current portion	—	(6,552)	—	(1,230)	—	(7,782)
Long-term debt, net of current portion	(59)	(318,650)	—	(3,894)	—	(322,604)
Pension obligations, net of current portion	—	(56,596)	—	(2,573)	—	(59,170)
Asset retirement obligation, net of current portion	—	(85,632)	—	(3,283)	—	(88,914)
Due to related parties	—	—	—	—	—	—
Deferred income tax	(17,230)	(107,700)	—	(11,989)	—	(136,920)
Finance lease liabilities	—	(49,838)	—	—	(1,230)	(51,068)
Other long-term liabilities	—	—	—	—	—	—
Total long-term liabilities	(17,290)	(624,203)	—	(22,980)	(1,230)	(665,692)
Minority interest	—	(138,264)	—	(24,772)	—	(163,036)
Net monetary assets (liabilities)	(47,350)	(475,102)	(6,576)	(64,899)	(23,108)	(617,038)

The table below summarizes our debt position by currency and rate method as of December 31, 2006.

	U.S. Dollar	Ruble	Euro	Lei	Lit	Total
	(in thousands of U.S. dollars)
Total debt including	(83,267)	(272,867)	(115,335)	(17,652)	—	(489,121)
Fixed-rate debt	(59)	(262,141)	(64,020)	—	—	(326,220)
Variable-rate debt	(83,208)	(10,726)	(51,315)	(17,652)	—	(162,901)

Interest rate risk

Our interest rate exposure results mainly from debt obligations. At December 31, 2006, we had $326.2 million in fixed-rate borrowings and $162.9 million in variable-rate borrowings.

We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements.

The table below presents the principle cash flows and related range of interest rates, by expected maturity dates, of our fixed-rate debt obligations as of December 31, 2006.

		Expected maturity date as of December 31,						Annual Interest rate (Actual at December 31,
	Currency	2007	2008	2009	2010	Thereafter	Total	2006
	(in thousands of U.S. dollars)
Fixed-rate U.S. dollar debt:
Astroga Trading	U.S. dollar	—	—	—	—	59	59	12%
Total		—	—	—	—	59	59
Fixed-rate euro debt:
Gazprombank	Euro	—	31,870	31,870	—	—	63,740	6.50%
STEIERMÄRKISCHE	Euro	280	—	—	—	—	280	6.00%
Total		280	31,870	31,870	—	—	64,020
Fixed-rate ruble debt:
Gazprombank	Ruble	42,017	—	—	—	—	42,017	6.60-6.70%
Sberbank	Ruble	7,596	—	—	—	—	7,596	7.80%
Uralsib	Ruble	11,393	—	—	—	—	11,393	6.00%
Bonds	Ruble	2,071	—		—	—	2,071	5.50%
Bonds	Ruble	—	—	7,320	—	—	7,320	5.50%
Bonds	Ruble	—	—	—	—	188,983	188,983	8.40%
Promissory notes	Ruble	—	2,457	—	106	107	2,671	7.49%
Other	Ruble	91	—	—	—	—	91	0.00-11.00%
Total		63,167	2,457	7,320	106	189,090	262,141
Total debt:		63,448	34,327	39,190	106	189,149	326,220

The table below presents the principal cash flows and related range of interest rates, by expected maturity dates, of our variable-rate debt obligations as of December 31, 2006.

		Expected maturity date as of December 31,						Average annual Interest rate (Actual at December 31
	Currency	2007	2008	2009	2010	Thereafter	Total	2006
	(in thousands of U.S. dollars)
Variable-rate U.S. dollar debt:
Vneshtorgbank	U.S. dollar	—	17,160	—	—	—	17,160	10.94%
Raiffeisenbank	U.S. dollar	4,699	—	—	—	—	4,699	6.00-8.50%
BNP Paribas	U.S. dollar	41,956	—	—	—	—	41,956	7.20%
Hypo Vereinsbank	U.S. dollar	4,332	—	—	—	—	4,332	7.67%
Fortis Bank	U.S. dollar	3,070	—	—	—	—	3,070	9.45%
Commerzbank	U.S. dollar	—	—	3,184	—	—	3,184	7.50%
ING Bank	U.S. dollar	6,694	—	—	—	—	6,694	6.88%
Erste Bank Vienna	U.S. dollar	574	—	—	—	—	574	8.50%
Natexis	U.S. dollar	1,539	—	—	—	—	1,539	6%
Total		62,864	17,160	3,184	—	—	83,208
Variable-rate euro debt:	Euro
Commerzbank	Euro	—	—	32,943	—	—	32,943	5.96%
Bank SEB Vilniaus	Euro	1,312	—	—	—	—	1,312	4.00%
Raiffeisenbank	Euro	3,730	3,894	—	—	—	7,624	6.25-7.75%
BCR	Euro	1,294	—	—	—	—	1,294	6.50%
Fortis Bank	Euro	5,593	—	—	—	—	5,593	4.95%
BNP Paribas	Euro	1,179	—	—	—	—	1,179	4.89-7.45%
Erste Bank Vienna	Euro	1,057	—	—	—	—	1,057	7.45%
BCP	Euro	313	—	—	—	—	313	4.95%
Total		14,478	3,894	32,943	—	—	51,315
Variable-rate ruble debt:
Commerzbank	Ruble	—	—	5,606	—	—	5,606	7.92%
IMB	Ruble	—	—	5,120	—	—	5,120	7.97%
Total		—	—	10,726	—	—	10,726
Variable-rate lei debt:
Raiffeisenbank	Lei	17,652	—	—	—	—	17,652	9.70-10.80%
Total		17,652	—	—	—	—	17,652
Total debt:		94,994	21,054	46,853	—	—	162,901

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

Under certain of our steel products sales agreements we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices of the London Metals Exchange. Historically, these selling price adjustments occur within a one month period from the date the products are delivered to the reseller. We had 942 tonnes of our nickel products as of December 31, 2006 in the distribution channel for which we received prepayments in the amount of $7.2 million. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Revenue recognition.”

Equity price risk

As of December 31, 2006, we had certain marketable securities of various Russian public companies. These investments are exposed to market risk of fluctuations in equity prices. Our investments in equity of various Russian companies increased in September 2006 following our acquisition of Moscow Coke Gas Plant, which had such investments. Most of the shares which were held by Moscow Coke Gas Plant were publicly traded on the RTS. These shares are revalued at market prices of the RTS as of each reporting period. Shares were acquired by Moscow Coke Gas Plant for resale purposes.

We also have minor investments in shares of Russian companies that are not publicly traded and, accordingly, their market values are not available. Currently, it is not practicable for us to estimate the fair values of these investments because we have not yet obtained or developed the valuation models necessary to make the estimates, and the cost of obtaining an independent valuation is believed by the management to be excessive considering the significance of the investments. Therefore, these investments are omitted from quantitative risk information disclosure presented herein.

Yakutugol experienced losses of $54.5 million in 2006. As Yakutugol shares are not publicly traded, their market value is not readily available. Management evaluated the carrying amount of Yakutugol for potential impairment as of December 31, 2006 using valuation techniques and assumptions that a market participant would employ to value Yakutugol, and based on these techniques, concluded that no impairment was necessary. Nevertheless, the majority shareholder of Yakutugol, plans to sell its holding, 75% minus 1 share, at a public auction in August 2007. The results of this auction may adversely affect the carrying amount of Yakutugol.

We do not use derivative instruments or any other arrangements to manage our equity price risks.

Item 12.                   Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                   Controls and Procedures

(a)     Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

As described below, nine material weaknesses were identified in our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses, our chief executive officer and chief financial officer have concluded that, as of December 31, 2006, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

(b)    Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•       pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control—Integrated Framework.” The scope of management’s evaluation excluded the Moscow Coke and Gas Plant, which we acquired in September 2006, as described in Frequently Asked Question No. 3 (Oct. 6, 2004) regarding Release No. 34 47986, “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” (June 5, 2003). Accordingly, management’s assessment of our internal control over financial reporting does not include internal control over financial reporting of Moscow Coke and Gas Plant, which represented 9.4% of our total assets and 12.3% of our net assets at December 31, 2006, and generated 1.0% of our total revenue and 7.0% of our net income during the year then ended.

As a result of management’s evaluation of our internal control over financial reporting, management  identified nine material weaknesses in our internal control. These material weaknesses are described below:

•       We did not maintain an effective monitoring function due to the lack of an effective Internal Audit function;

•       We did not maintain effective controls over the segregation of duties at most of our subsidiaries because we failed to complete the required analysis and documentation and at some of our foreign subsidiaries, certain personnel had incompatible duties;

•       We did not have sufficient personnel with technical accounting and financial reporting expertise to sufficiently address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations, as well as to meet periodic reporting requirements;

•       We do not have an adequate system of internal controls over period-end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and corporate level, and that the U.S. GAAP transformation schedules and relatively complex and non-routine processes are properly completed and reviewed;

•       We did not maintain effective controls over the completeness and accuracy of the tax provision and deferred income tax balances in accordance with U.S. GAAP;

•       We did not properly establish, describe and test controls over the process of identification and evaluation based on applicable accounting literature of tax-related contingencies, including income taxes, mineral extraction tax and all relevant taxes levied by local and federal governmental authorities;

•       We did not properly establish, document and test controls over the impairment of goodwill, other long-lived assets (e.g., property, plant and equipment and mineral reserves, among others) and equity investees;

•       We did not properly establish, document and test controls over the calculation of asset retirement obligations; and

•       We did not establish, document and test controls over accounting for business acquisitions.

As a result of these material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2006.

Management’s assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLC, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 20-F.

Additional Information Regarding the Material Weaknesses and Remediation Activities

1)              We did not maintain an effective monitoring function due to the lack of an effective Internal Audit function.

An effective monitoring function is one of the elements of the Entity Level Controls based on criteria established by the COSO framework. Although the Internal Audit function was established in late 2006, it did not operate during the year. This material weakness contributed to other material weaknesses described below.

We have taken and continue to take steps to correct this material weakness. For example, we established the Internal Audit Department in 2006 and, in the beginning of 2007, we hired and continue to seek and hire qualified personnel to work in our Internal Audit Department. In 2007, our Audit Committee approved an Internal Audit Plan establishing the implementation of internal audits to be conducted during the year.

2)              We did not maintain effective controls over the segregation of duties at most of our subsidiaries because we failed to complete the required analysis and documentation and at some of our foreign subsidiaries, certain personnel had incompatible duties.

In some of our foreign subsidiaries, certain personnel had incompatible duties that allowed them to work independently of each other without effective oversight, initiate and record transactions, prepare and review financial data that was not subsequently reviewed. This material weakness did not result in material adjustments to our consolidated financial statements; however, it could result in material misstatements to our consolidated financial statements that would not be prevented or detected by the existing system of internal controls.

In 2007, we plan to undertake and complete a full analysis of and document the segregation of duties at all our subsidiaries. In addition, we plan to revise the reporting structure and establish clear roles, responsibilities and accountability within each of our subsidiaries in accordance with the Segregation of Duties Regulations and COSO “Internal Control—Integrated Framework.”

3)              We did not have sufficient personnel with technical accounting and financial reporting expertise to sufficiently address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations, as well as to meet periodic reporting requirements.

The lack of adequate accounting resources and expertise was exacerbated by the additional demands placed upon our accounting and finance personnel as they worked to establish and maintain the internal control over financial reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

We have taken and continue to take steps to correct this material weakness. We plan to increase staffing in our International Reporting and Accounting Departments of our subsidiaries with qualified personnel to address more effectively our complex accounting and financial reporting requirements. In addition, in April 2006, we began implementing an automated system designed to transform our statutory financial statements into U.S. GAAP financial statements. An automated system will reduce time needed for routine tasks and will allow overloaded personnel to pay more attention to complex accounting issues. This automated system is currently being tested, and we anticipate that it will be fully implemented by the end of 2007.

4)              We do not have an adequate system of internal controls over period-end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and corporate level, and that the U.S. GAAP transformation schedules and relatively complex and non-routine processes are properly completed and reviewed.

The inadequate system of internal controls over period-end financial reporting was aggravated by the lack of a unified automated consolidation accounting and reporting system, and our lack of effective controls over the completeness, accuracy, validity and restricted access over accounting software applications and spreadsheets supporting significant accounting balances. As a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The areas that resulted in material adjustments are included elsewhere as separate material weaknesses in this Item 15(b). Although the remaining adjustments were not material, this material weakness could result in material misstatements to our consolidated financial statements that would not be prevented or detected by our existing system of internal controls.

As described above, we plan to put in place an automated process to support the transformation of statutory financial statements into U.S. GAAP financial statements by the end of 2007. In addition, we plan to improve the period-end financial reporting process by requiring all significant non-routine transactions to be reviewed by qualified accounting personnel to ensure that account reconciliations and analyses for significant financial statement accounts are reviewed for completeness and accuracy. We also expect to implement a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate, and to develop better monitoring controls at the subsidiary and corporate levels.

5)              We did not maintain effective controls over the completeness and accuracy of the tax provision and deferred income tax balances in accordance with U.S. GAAP.

We do not have adequate controls over the review of our subsidiaries’ tax registers and the manner by which the information from these registers is reported in our reporting packages. Reporting packages are standard forms and spreadsheets submitted to our International Reporting Department by our subsidiaries and used for the preparation of U.S. GAAP consolidated financial statements. We also have inadequate controls with respect to the calculation of our deferred taxes, including, for example, the classification of the difference between book and tax basis as temporary or non-temporary, as well as the classification between deductible and non-deductible expenses. In addition, we did not establish, describe and test controls related to the valuation of our deferred tax assets and, as a result, there were numerous audit adjustments involving our deferred taxes. These adjustments were not material either individually or in the aggregate. Nevertheless, this material weakness could result in material misstatements to our consolidated financial statements that would not be prevented or detected by our existing system of internal controls.

Management plans to scrutinize the process of calculating deferred taxes and intends to address all relevant risks and controls with respect thereto. In addition, we aim to establish a more robust review and approval process of our subsidiaries’ tax registers.

6)              We did not properly establish, describe and test controls over the process of identification and evaluation based on applicable accounting literature of tax-related contingencies, including income taxes, mineral extraction tax and all relevant taxes levied by local and federal governmental authorities.

This material weakness resulted in several adjustments to our consolidated financial statements, as well as to amounts and disclosures of possible tax risks. Although these adjustments were not material either individually or in the aggregate, this material weakness could result in material misstatements to our consolidated financial statements, including required disclosures, which would not be prevented or detected by our existing system of internal controls.

We have already started the process of identification and evaluation based on applicable accounting literature of income tax-related contingencies. In addition, we intend to:

a)               implement new policies and procedures with respect to information gathering, identification and evaluation of tax-related contingencies; and

b)              implement descriptions and test controls over the identification and evaluation process based on applicable accounting literature of tax-related contingencies.

7)              We did not properly establish, document and test controls over the impairment of goodwill, other long-lived assets (e.g., property, plant and equipment and mineral reserves, among others) and equity investees.

The lack of these controls resulted in the untimely identification of assets to be tested for impairment. In addition, the analyses we performed were not properly reviewed and contained numerous errors, resulting either from the use of erroneous data or improper assumptions. This material weakness did not result in material adjustments to our consolidated financial statements. Nevertheless, this material weakness could result in material misstatements that would not be prevented or detected by our existing system of internal controls.

To correct this material weakness, we plan to implement additional policies and procedures to ensure the completeness and accuracy of incoming data used for the testing of goodwill, other long-lived assets (property, plant and equipment and mineral reserves, among others) and equity investees, for impairment. We also plan to improve controls over the accuracy of impairment tests by reviewing the analysis for completeness and accuracy by qualified personnel and experts, where appropriate, and developing better monitoring controls at the subsidiary and corporate levels.

8)              We did not properly establish, document and test controls over the calculation of asset retirement obligations.

The lack of relevant controls resulted in material adjustments to the consolidated financial statements, involving an increase to our asset retirement obligations and respective property, plant and equipment as of December 31, 2006, and the related expense for the year then ended.

To correct this material weakness, we plan to implement additional policies and procedures to ensure the completeness and accuracy of incoming data used for calculating asset retirement obligations and respective property, plant and equipment amounts. We also plan to improve controls over the accuracy of asset retirement obligation and respective property, plant and equipment calculations by reviewing the appraiser’s report for completeness and accuracy by qualified personnel and experts, where appropriate, and developing better monitoring controls at the subsidiary and corporate levels.

9)              We did not establish, document and test controls over accounting for business acquisitions.

The lack of relevant controls resulted in material adjustments to the consolidated financial statements related to deferred taxes arising from business combinations. We also made material adjustments to the valuation amounts of such transactions not involving the exchange of cash, and to the date of one such business combination that occurred in 2006.

In order to remedy this material weakness, we intend to:

a)               formalize the due diligence process for major transactions, including, without limitation, the tax and legal due diligence process, and follow up our due diligence efforts with a formal accounting of the purchase price allocation;

b)              develop an accounting checklist to ensure that we properly identify the effective date of a business combination, the purchase price consideration and the relevant assets acquired and liabilities assumed in a manner consistent with the requirement of SFAS 141, “Business Combinations.” We also aim to develop effective and consistent valuation methods and techniques to account for such business combinations; and

c)               establish a formal review of the purchase price allocation to be performed by a person not involved in its preparation.

The material weaknesses identified by management in our internal control have been reported in the year ended December 31, 2006. Notwithstanding the steps we have taken and continue to take that are designed to remedy each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. In addition, we performed additional analysis and other post-closing procedures to ensure that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, our management believes that the financial statements included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Ernst & Young LLC, our independent registered public accounting firm, has issued an attestation report on management’s assessment of our internal control over financial reporting.

(c)     Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors

Mechel OAO

We have audited management’s assessment, included in the company’s Management’s Annual Report on Internal Control Over Financial Reporting, that Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of material weaknesses in internal controls discussed below, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2006:

1)     The Group did not maintain effective monitoring function, one of the elements of the Entity Level Controls, based on the criteria established by the COSO framework, because it lacked an effective Internal Audit function. The Internal Audit function was established late in 2006 and did not operate during the year. This material weakness contributed to other material weaknesses described below.

2)     The Group did not maintain effective controls over the segregation of duties, because it did not complete its analysis and documentation over the segregation of duties at most subsidiaries. In some of the Group’s foreign subsidiaries, certain personnel had incompatible duties that allowed them to initiate and record transactions, prepare and review financial data without undergoing a subsequent review or having effective oversight. This material weakness did not result in material adjustments to the Group’s consolidated financial statements, however, this material weakness could result in material misstatements that would not be prevented or detected by the Group’s internal controls.

3)     The Group did not have sufficient personnel with technical accounting and financial reporting expertise within its accounting function to sufficiently address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of its operations, as well as meet periodic reporting requirements. This situation was exacerbated by the additional demands placed upon the Group’s accounting and finance personnel as it worked to meet the internal control testing and reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

4)     The Group does not have an adequate system of internal controls over period end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and Group level, and that the US GAAP transformation schedules, and relatively complex and non-routine processes are properly completed and reviewed. The situation was aggravated by the lack of a unified automated consolidation accounting and reporting system, and the Group’s lack of effective controls over the completeness, accuracy, validity and restricted access over accounting software applications and spreadsheets supporting significant accounting balances. As a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The areas that resulted in material adjustments have been identified as separate material weaknesses in this audit opinion. The remaining adjustments were not material, nevertheless, this material weakness could result in material misstatements to the Group’s consolidated financial statements that would not be prevented or detected by the existing system of internal controls.

5)     The Group did not maintain effective controls over the completeness and accuracy of the tax provision and deferred income tax balances in accordance with accounting principles generally accepted in the United States. Specifically, the Group does not have adequate controls over the review of subsidiaries’ tax registers and the manner by which the information from these registers is reported in the Group’s reporting packages. Inadequate controls were also noted within the calculation of deferred taxes, for example classification of differences between book and tax basis as temporary and non-temporary, and classification between deductible and non-deductible expenses. Finally, the Group did not establish, describe and test controls related to the valuation of its deferred tax assets. As a result there were numerous audit adjustments in the area of deferred taxes. These adjustments were not material either individually or in aggregate, nevertheless, this material weakness could result in material misstatements to the Group’s consolidated financial statements that would not be prevented or detected by the existing system of internal controls.

6)     The Group did not properly establish, describe and test controls over the process of identification and evaluation based on applicable accounting literature of tax related contingencies, including income taxes, mineral extraction tax, and all relevant taxes levied by local and federal governmental authorities. This material weakness resulted in several adjustments in the Group’s consolidated financial statements as well as to adjustments of amounts and disclosures of possible tax risks. These adjustments were not material either individually or in aggregate, nevertheless, this material weakness could result in material misstatements to the Group’s consolidated financial statements, including required disclosures, which would not be prevented or detected by the existing system of internal controls.

7)     The Group did not properly establish, document and test controls over impairment of goodwill, other long-lived assets (property, plant and equipment, mineral reserves, and other), and equity investees. Lack of these controls resulted in untimely identification of assets to be tested for impairment; analyses performed contained numerous errors, resulting either from erroneous data used or improper assumptions, and were not properly reviewed. This material weakness did not result in material adjustments to the Group’s consolidated financial statements, however, this material weakness could result in material misstatements that would not be prevented or detected by the Group’s internal controls.

8)     The Group did not properly establish, document and test controls over the calculation of asset retirement obligations. Lack of relevant controls resulted in material adjustments to the consolidated financial statements to increase the Group’s asset retirement obligations and respective property, plant and equipment as of December 31, 2006 and the related expense for the year then ended.

9)     The Group did not establish, document and test controls over accounting for the business acquisition process. Lack of relevant controls resulted in material adjustments to the consolidated financial statements related to deferred taxes arising from business combinations, the valuation of transactions not involving exchange of cash, and determination of the appropriate date of the business combination which incurred in 2006.

The material weaknesses above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the fiscal year 2006 consolidated financial statements of the Group, and this report does not affect our report dated June 27, 2007, on those consolidated financial statements.

As indicated in the Group’s Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Moscow Coke and Gas Plant, which was acquired in September 2006 and is included in the 2006 consolidated financial statements of the Group and constituted, $416,325,000 and $352,372,000 of total and net assets, respectively, as of December 31, 2006 and $44,792,000 and $42,168,000 of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of Moscow Coke and Gas Plant.

In our opinion, management’s assessment that the Group did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

/s/ ERNST & YOUNG LLC
June 27, 2007
Moscow, Russia

(d)    Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred. However, management believes the measures that have been implemented to remediate the material weaknesses have had a material impact on our internal control over financial reporting since December 31, 2006, and anticipates that these measures and other ongoing enhancements will continue to have a material impact on our internal control over financial reporting in future periods.

Item 16A.           Audit Committee Financial Expert

Our Board of Directors has determined that Roger Gale, chairman of our audit committee, is an “audit committee financial expert.” Mr. Gale is independent in accordance with SEC Rule 10A-3.

Item 16B.           Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru.

Item 16C.          Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2006 and 2005, respectively.

	Year ended December 31,
	2006	2005
	(in thousand of U.S. dollars)
Audit Fees	$5,026.3	$4,693.3
Audit-Related Fees	$2,750.0	—
Tax Fees	—	—
All Other Fees	$310.0	$7.1
Total	$8,086.3	$4,700.4

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

Audit-related fees

This category includes assurance and related services that are typically performed by the independent auditor. More specifically, these services included, among others, employee benefit plan audits, accounting assistance in connection with proposed or consummated transactions and consultation concerning financial accounting and reporting standards. Audit-related fees charged to us in 2006 related to an internal control audit.

Tax fees

Tax services include, among others, tax consultation related to proposed and consummated transactions, restructuring, personal taxation and general tax consultation.

Other fees

Other fees include, among other things, fees for the allowable assistance with implementing Section 404 and performing ongoing quality assurance of the accounting and reporting system implementation project, and internal staff training fees in connection with the first time adoption and application of FIN 48.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of

Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2006 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D.          Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any shares or ADSs in 2006.

PART III

Item 17.                   Financial Statements

See instead “Item 18. Financial Statements.”

Item 18.                   Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19.                   Exhibits

Exhibit No.	Description
1.1	Charter of Mechel OAO (new version) registered on February 20, 2007
8.1	Subsidiaries of Mechel
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MECHEL OAO
	By:	/s/ IGOR V. ZYUZIN
	Name:	Igor V. Zyuzin
	Title:	Chief Executive Officer
Date: July 2, 2007

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 3(g) to the consolidated financial statements, the value of property, plant, and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal controls over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2007 expressed an unqualified opinion on management’s assessment, and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young

June 27, 2007
Moscow, Russia

MECHEL OAO (formerly Mechel Steel Group OAO)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share amounts)

	Notes		December 31, 2006	December 31, 2005
ASSETS
Cash and cash equivalents	4		$172,614	$311,775
Trading securities	8		270,964	—
Accounts receivable, net of allowance for doubtful accounts of $19,592 in 2006 and $17,509 in 2005	5		191,172	140,649
Due from related parties	10		545	4,455
Inventories	6		653,079	496,658
Deferred cost of inventory in transit	3	(r)	14,125	49,893
Current assets of discontinued operations	2	(k)	9	88
Deferred income taxes	20		7,922	8,965
Prepayments and other current assets	7		324,600	347,000
Total current assets			1,635,030	1,359,483
Long-term investments in related parties	9		429,206	408,708
Other long-term investments	9		44,392	16,148
Non-current assets of discontinued operations	2	(k)	108	97
Intangible assets, net	11		4,746	7,590
Property, plant and equipment, net	12		2,012,828	1,508,984
Mineral licenses, net	13		269,851	242,006
Deferred income taxes	20		6,983	17,487
Goodwill	2	(l)	45,914	39,580
Total assets			$4,449,058	$3,600,083
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt	14		$166,517	$389,411
Accounts payable and accrued expenses:
Advances received			88,278	47,369
Accrued expenses and other current liabilities			84,632	79,405
Taxes and social charges payable	15		143,037	144,715
Trade payable to vendors of goods and services			183,485	210,228
Due to related parties	10		2,353	2,935
Current liabilities of discontinued operations	2	(k)	508	109
Asset retirement obligation, current portion	16		3,444	4,236
Deferred income taxes	20		58,820	26,557
Deferred revenue	3	(r)	7,183	55,267
Pension obligations, current portion	17		11,044	8,189
Finance lease liabilities, current portion	18		6,066	887
Total current liabilities			755,367	969,308
Long-term debt, net of current portion	14		322,604	45,615
Restructured taxes and social charges payable, net of current portion	15		7,782	33,866
Asset retirement obligations, net of current portion	16		88,914	54,816
Pension obligations, net of current portion	17		59,170	43,510
Deferred income taxes	20		136,154	105,481
Finance lease liabilities, net of current portion	18		51,068	9,179
Commitments and contingencies	25
Minority interests	2	(m)	163,036	127,834
SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 416,270,745 and 403,118,680 shares outstanding as of December 31, 2006 and 2005)	19		133,507	133,507
Treasury shares, at cost (13,152,065 common shares as of December 31, 2005)			—	(4,187)
Additional paid-in capital			412,327	321,864
Accumulated other comprehensive income			188,218	42,046
Retained earnings			2,130,911	1,717,244
Total shareholders’ equity			2,864,963	2,210,474
Total liabilities and shareholders’ equity			$4,449,058	$3,600,083

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)
CONSOLIDATED INCOME STATEMENTS
(in thousands of U.S. dollars, except share and per share amounts)

			Year ended December 31,
	Notes		2006	2005	2004
Revenue, net (including related party amounts of $66,998, $65,431 and $68,806 during 2006, 2005 and 2004, respectively)			$4,397,811	$3,804,995	$3,635,955
Cost of goods sold (including related party amounts of $142,959, $73,829 and $12,334 during 2006, 2005 and 2004, respectively)			(2,868,564)	(2,469,134)	(2,225,088)
Gross profit			1,529,247	1,335,861	1,410,867
Selling, distribution and operating expenses:
Selling and distribution expenses			(418,901)	(450,238)	(367,514)
Taxes other than income tax	21		(82,140)	(90,683)	(69,285)
Accretion expense	16		(7,433)	(3,248)	(2,081)
Loss on write-off of property, plant and equipment	3	(l)	(2,418)	(12,667)	—
(Provision for) recovery of doubtful accounts	5		(2,722)	(3,569)	7,859
General, administrative and other operating expenses	22		(289,935)	(259,728)	(229,039)
Total selling, distribution and operating expenses			(803,549)	(820,133)	(660,060)
Operating income			725,698	515,728	750,807
Other income and (expense):
(Loss) income from equity investments	9		(9,858)	12,426	4,621
Interest income			8,314	10,049	2,375
Interest expense			(38,183)	(40,829)	(51,409)
Gain on revaluation of trading securities			50,688	—	—
Other income, net	23		69,401	65,920	836,817
Foreign exchange gain (loss)			58,773	(37,435)	1,884
Total other income and (expense), net			139,135	10,131	794,288
Income before income tax, minority interest, discontinued operations and extraordinary gain			864,833	525,859	1,545,095
Income tax expense	20		(230,599)	(136,643)	(175,776)
Minority interest in income of subsidiaries	2	(m)	(31,528)	(6,879)	(11,673)
Income from continuing operations			602,706	382,337	1,357,646
Income (loss) from discontinued operations, net of tax	2	(k)	543	(1,157)	(15,211)
Extraordinary gain, net of tax	2	(m)	—	—	271
Net income			$603,249	$381,180	$1,342,706
Currency translation adjustment			148,920	(53,822)	49,116
Adjustment of available-for-sale securities			11,203	2,181	(2,350)
Additional minimum pension liability	17		(4,669)	—	—
Comprehensive income			$758,703	$329,539	$1,389,472
Basic and diluted earnings per share:	19
Earnings per share from continuing operations			$1.48	$0.95	$3.63
Loss per share effect of discontinued operations			(0.00)	(0.00)	(0.04)
Earnings per share effect of extraordinary gain			0.00	0.00	0.00
Net income per share			$1.48	$0.95	$3.59
Weighted average number of shares outstanding			$408,979,356	$403,118,680	$373,971,312

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2006	2005	2004
Cash Flows from Operating Activities
Net income		$603,249	$381,180	$1,342,706
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		177,303	147,117	120,444
Depletion and amortization		18,924	20,483	17,376
Foreign exchange (gain) loss		(58,773)	37,435	(1,884)
Deferred income taxes		22,299	(12,535)	(11,217)
Provision for (recovery of) doubtful accounts		2,722	3,569	(7,859)
Inventory write-down		525	5,938	2,183
Accretion expense		7,433	3,248	2,081
Loss on write-off of property, plant and equipment		2,418	12,667	—
Minority interest		31,528	6,879	11,673
Gain on revaluation of trading securities		(50,688)	—	—
Change in undistributed earnings of equity investments		17,426	(10,426)	(4,621)
Non-cash interest on long-term tax and pension liabilities		6,173	13,749	11,425
Loss on sale of property, plant and equipment		1,320	1,801	5,736
Loss (gain) on sale of long-term investments		5,047	(2,743)	(803,405)
Gain on discharged asset retirement obligations		(2,112)	—	—
(Income) loss from discontinued operations		(543)	1,157	15,211
Gain on accounts payable with expired legal term	23	(843)	(23,347)	(1,250)
Gain on forgiveness of fines and penalties	23	(69,767)	(38,383)	(18,296)
Stock-based compensation expense		260	—	1,400
Amortization of capitalized costs on bonds issue		673	1,553	1,525
Pension service cost and amortization of prior year service cost		3,510	2,511	2,187
Extraordinary gain		—	—	(271)
Net change before changes in working capital		718,084	551,853	685,144
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable		(9,004)	23,602	(2,831)
Inventories		(159,103)	14,614	(170,726)
Trade payable to vendors of goods and services		(47,940)	60,087	(1,305)
Advances received		35,128	(46,269)	4,902
Accrued taxes and other liabilities		24,715	14,868	4,176
Settlements with related parties		3,430	12,658	1,253
Current assets and liabilities of discontinued operations		(187)	57	(4,134)
Deferred revenue and cost of inventory in transit, net		(12,316)	4,624	(22,607)
Other current assets		2,116	(15,219)	(197,735)
Net cash provided by operating activities		554,923	620,875	296,137

MECHEL OAO (formerly Mechel Steel Group OAO)
Consolidated Statements of Cash Flows (Continued)
(in thousands of U.S. dollars, except share amounts)

			Year ended December 31,
	Notes		2006	2005	2004
Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired			(2,153)	(3,497)	—
Acquisition of minority interest in subsidiaries	2	(m)	(4,016)	(73,936)	(37,021)
Acquisition of Moscow Coke and Gas Plant	2	(j)	(156,474)	—	—
Investment in Yakutugol	2	(f)	—	(411,182)	—
Acquisition of Izhstal			—	—	(22,742)
Acquisition of Port Posiet			—	—	(29,966)
Acquisition of Kaslinsky Architectural Casting Plant			—	—	(996)
Investments in other marketable securities			(2,016)	(7,554)	(29,762)
Proceeds from disposal of non-marketable equity securities			6,507	19,388	875,967
Proceeds from disposals of property, plant and equipment			3,456	2,628	3,647
Purchases of mineral licenses			(6,382)	(93,033)	—
Purchases of property, plant and equipment			(391,460)	(427,521)	(303,411)
Net cash (used in) provided by investing activities			(552,538)	(994,707)	455,716
Cash Flows from Financing Activities
Proceeds from short-term borrowings			883,307	1,577,984	954,733
Repayment of short-term borrowings			(1,116,762)	(1,686,578)	(941,340)
Dividends paid			(189,583)	(194,154)	(5,145)
Proceeds from issuance of common stock	19		—	—	220,873
Purchase of treasury stock			(36,449)	—	—
Proceeds from disposal of treasury stock			1,248	—	—
Proceeds from long-term debt			415,345	14,815	75,241
Repayment of long-term debt			(110,840)	(20,180)	(52,093)
Repayment of obligations under finance lease			(9,048)	(757)	—
Net cash (used in) provided by financing activities			(162,782)	(308,870)	252,269
Effect of exchange rate changes on cash and cash equivalents			21,236	(30,284)	1,360
Net (decrease) increase in cash and cash equivalents			(139,161)	(712,986)	1,005,482
Cash and cash equivalents at beginning of year			311,775	1,024,761	19,279
Cash and cash equivalents at end of year			$172,614	$311,775	$1,024,761
Supplementary cash flow information:
Interest paid, net of amount capitalized			$(38,882)	$(43,354)	$(62,835)
Income taxes paid			$(196,913)	$(171,774)	$(136,473)
Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by subsidiaries	19		$9,641	$17,460	$340
Acquisition of plant and equipment in exchange for goods			$—	$—	$3,071
Acquisition of equipment under finance lease	18		$46,855	$10,291	$—
Conversion of debt into shares of subsidiaries			$20,482	$25,595	$—
Treasury shares issued to acquire subsidiary	19		$119,950	$—	$9,723

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands of U.S. dollars, except share amounts)

						Accumulated other
	Common shares		Treasury shares		Additional	comprehensive
	Shares	Amount	Shares	Amount	paid-in-capital	income	Retained earnings	Total
Balances as of December 31, 2003	382,969,086	$121,935	(16,790,271)	$(5 ,346)	$92,659	$46,921	$192,657	$448,826
Issue of shares (Note 19)	33,301,659	11,572	—	—	201,781	—	—	213,353
Net income	—	—	—	—	—	—	1,342,706	1,342,706
Dividends	—	—	—	—	—	—	(5,145)	(5,145)
Cumulative translation adjustment for 2004	—	—	—	—	—	49,116	—	49,116
Adjustment of available-for-sale securities	—	—	—	—	—	(2,350)	—	(2,350)
Stock-based compensation (Note 19)	—	—	2,297,815	732	668	—	—	1,400
Stock issued for acquisition of minority interest (Note 19)	—	—	1,340,391	427	9,296	—	—	9,723
Balances as of December 31, 2004	416,270,745	$133,507	(13,152,065)	$(4 ,187)	$304,404	$93,687	$1,530,218	$2,057,629

Net income	—	—	—	—	—	—	381,180	381,180
Dividends	—	—	—	—	—	—	(194,154)	(194,154)
Cumulative translation adjustment for 2005	—	—	—	—	—	(53,822)	—	(53,822)
Adjustment of available-for-sale securities	—	—	—	—	—	2,181	—	2,181
Additional capital arising on acquisition of minority interest (Note 19)	—	—	—	—	17,460	—	—	17,460
Balances as of December 31, 2005	416,270,745	$133,507	(13,152,065)	$(4 ,187)	$321,864	$42,046	$1,717,244	$2,210,474

Net income	—	—	—	—	—	—	603,249	603,249
Dividends	—	—	—	—	—	—	(189,582)	(189,582)
Cumulative translation adjustment for 2006	—	—	—	—	—	148,920	—	148,920
Additional minimum pension liability (Note 17)						(4,669)		(4,669)
Adjustment of available-for-sale securities	—	—	—	—	—	11,203	—	11,203
Effect of SFAS No. 158 adoption (Note 17)	—	—	—	—	—	(9,282)	—	(9,282)
Purchase of treasury stock from a related party (Note 19)	—	—	(5,648,850)	(36,449)	—	—	—	(36,449)
Stock-based compensation (Note 19)	—	—	155,857	51	1,457	—	—	1,508
Treasury shares used for acquisition of subsidiaries (Note 19)	—	—	18,645,058	40,585	79,365	—	—	119,950
Additional capital arising on acquisition of minority interest (Note 19)	—	—	—	—	9,641	—	—	9,641
Balances as of December 31, 2006	416,270,745	$133,507	—	$—	$412,327	$188,218	$2,130,911	$2,864,963

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

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

				Interest in voting stock held by
			Date control	the Group at December 31,
Name of subsidiary	Registered in	Core business	acquired(*)	2006	2005	2004
Mechel International Holdings AG (MIH)(1)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	100.0%	100.0%	100.0%
Mechel Trading House (MTH)	Russia	Holding and trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC), including its most significant subsidiaries:	Russia	Holding and trading	Jan 21, 1999	93.5%	93.7%	96.6%
Sibirginsk Open Pit Mine (SOPM)**	Russia	Coal mining	Jan 21, 1999	—	—	90.4%
Krasnogorsk Open Pit Mine (KOPM)****	Russia	Coal mining	Jan 21, 1999	—	88.9%	87.4%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.4%	74.4%	74.4%
Olzherassk Open Pit Mine (OOPM)	Russia	Coal mining	Dec 28, 1999	82.9%	81.9%	80.6%
Kuzbass Central Processing Plant (KCPP)**	Russia	Coal processing	Dec 31, 2000	—	—	95.0%
Lenin Mine (LM)****	Russia	Coal mining	Dec 29, 2001	—	79.0%	78.5%
Usinsk Mine (UM)***	Russia	Coal mining	Dec 29, 2001	—	80.2%	78.6%

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Siberian Central Processing Plant (SCPP)**	Russia	Coal processing	Dec 22, 2000	—	—	90.8%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	93.7%	93.7%	86.9%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	79.9%	79.9%	79.3%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.4%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	90.4%	90.3%	90.2%
Mechel Targoviste SA	Romania	Steel products	Aug 28, 2002	86.6%	83.7%	81.0%
Mechel Zeljezara (MZ)	Croatia	Steel products	March 17, 2003	100%	100.0%	100.0%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	85.6%	85.5%	75.0%
Mechel Campia Turzii SA	Romania	Steel products	June 20, 2003	86.56%	84.9%	81.0%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Coal Resources (MCR)	Kazakhstan	Coal mining and processing	Dec 31, 2003	—	—	100.0%
Mechel Energo	Russia	Energy trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	96.93%	80.0%	80.0%
Izhstal	Russia	Steel products	May 14, 2004	87.9%	87.7%	62.3%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	—
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec. 20, 2005	100.0%	100.0%	—
Metals Recycling OOO	Russia	Scrap collecting	March 14, 2006	100.0%	—	—
Mechel Hardware OOO	Russia	Trading	March 21, 2006	100.0%	—	—

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	98.94%	—	—

*                    Date when a control interest was acquired by either the Group or Controlling Shareholders.

**             Merged with SKCC in October – December 2005

***      Merged with Lenin Mine in March 2006

**** Merged with SKCC in October 2006

(1)          Formerly—Mechel Trading AG (MT). Renamed on December 20, 2005

(b)          Controlling Shareholders and Reorganization

From 1995 until December 2006, the Controlling Shareholders have acted in concert pursuant to a written Ownership, Control and Voting Agreement, which requires them to vote all shares of Mechel’s subsidiaries owned by them in the same manner. The establishment of the Group in March 2003 involved the contribution of certain of the above subsidiaries, acquired before March 19, 2003, by the Controlling Shareholders to Mechel in exchange for all the outstanding capital stock of Mechel, forming a new holding company via an exchange of shares.

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

During 2006, one of the Controlling Shareholders sold all his Mechel’s stock to the other Controlling Shareholder, and Ownership, Control and Voting Agreement was terminated on December 21, 2006.

(c)           Basis of Presentation

The formation of Mechel and contribution of the subsidiaries’ shares into Mechel’s capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner akin to a pooling for the periods presented.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

2.                 ACQUISITIONS, INVESTMENTS AND DISPOSALS

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2004 and December 31, 2006.

(a)          Port Posiet

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

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

(b)          Kaslinsky Architectural Art Casting Plant

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

(c)           Izhstal

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

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

After the acquisition date and prior to December 31, 2004, the Group acquired additional 0.71% interest for $230 in cash. In 2005, the Group acquired additional 25.14% interest of Izhstal for $15,999 in cash.

(d)          Invest Coal

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

(e)           Mechel Energo

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(f)             Yakutugol

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group’s share in the Yakutugol’s net (loss) income for the years ended December 31, 2006 and 2005 of ($13,628) and $9,353 includes the effect of depletion of mineral licenses. Yakutugol is included in the mining segment.

(g)           Chelyabenergo

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

In December 2005, the Group sold vast majority of shares of Chelyabenergo OAO E&E, Chelyabinsk Generating Holding Company, Chelyabinsk Energy Holding Company and Southern Urals Hydroelectric Station (4.9%, 5.15%, 4.75% and 4.75% of each company, respectively), for the total consideration of $12,512, realizing a gain of $2,500 on such disposal. As of December 31, 2005, the Group’s total investment in Chelyabenergo Group entities was $4,792, the Group possessed between 0.6% and 15.05% share in Chelyabenergo Group entities.

In 2006, Chelyabenergo OAO E&E, Chelyabinsk Generating Holding Company, Chelyabinsk Energy Holding Company and Southern Urals Hydroelectric Station merged to form Wholesale Generating Company—3. During February–April 2006, the Group both purchased and sold insignificant number of shares of Chelyabenergosbyt, Chelyabenergo OAO E&E, Chelyabinsk Power Circuit and Wholesale Generating Company—3, realizing a total gain of $1,714 on those operations. As of December 31, 2006, the Group possessed between 0.1% and 15.73% share in Chelyabenergo Group entities, and total investment therein was $15,681.

(h)          Mechel Coal Resources

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Coal Resources of $4,964 as of the date of sale. The total gain on disposal of Mechel Coal Resources amounted to $2,036.

(i)             Metals Recycling

On March 14, 2006, the Group acquired Metals Recycling OOO (“Metals Recycling”), a full-scale metal collector and processor, for $4,824 in cash, $2,053 of which was payable as at June 30, 2006. Metals Recycling includes 8 operating scrap collecting facilities located in Chelyabinsk Region, Russia, with the total capacity of 178 thousand tonnes of scrap. As of the date of acquisition, Metals Recycling owned 51% in each of its subsidiaries Ecomet+ OOO, VtorResurs-Yuzhny OOO, PKF Vtormet OOO, PromComplex OOO, which are all integrated into the Metals Recycling business process.

The acquisition of Metals Recycling was accounted for using the purchase method of accounting. The results of operations of Metals Recycling are included in the consolidated financial statements from the date of control, March 14, 2006. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

March 14, 2006
Cash and cash equivalents	618
Other current assets	1,690
Property, plant and equipment	3,443
Current liabilities	(3,533)
Deferred income taxes	(568)
Fair value of net assets acquired	1,650
Goodwill	3,174
Total investment	4,824

(j)             Moscow Coke and Gas Plant

During July-September 2006, the Group acquired shares of Moscow Coke and Gas Plant (Moskoks) and its subsidiaries. On September 25, 2006, the Group’s share in Moskoks reached 98.94%, acquired partially for $178,958 in cash, and through exchange of 18,645,058 shares of Mechel OAO, which were valued at fair market price as of the date of exchange at $119,950. Total cost of investment in Moskoks was $298,908 as of the date of acquisition.

Moskoks is a well-established coke and chemical producer located in the Moscow region. The plant’s annual production capacity is about 1.5 million tonnes of coke. Products are sold domestically, mainly to Russia’s central region manufacturers, as well as shipped abroad, in particular to the Ukraine and European Union countries.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The acquisition of Moskoks was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $15,550 of the amounts that otherwise would have been assigned to property, plant and equipment, in accordance with SFAS No. 141, “Business Combinations”. The results of operations of Moskoks are included in the consolidated financial statements from the date of control, September 25, 2006. The following table summarizes the fair values of net assets acquired at the date of acquisition of control. Moskoks is part of steel operating segment.

September 25, 2006
Cash and cash equivalents	22,484
Non current assets	69,247
Marketable securities	216,097
Other current assets	42,191
Current liabilities	(15,289)
Non current liabilities	(2,788)
Deferred income taxes	(29,705)
Fair value of net assets acquired	302,237
Minority’s share in net assets	(3,329)
Total investment	298,908

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(k)          Discontinued operations

On September 14, 2004, Mechel Trading, Mechel Zeljezara, and Zeljezara Sisak, concurrently concluded two agreements relating to the operations acquired by Mechel Zeljezara from Zeljezara Sisak. Pursuant to the first agreement, Zeljezara Sisak, the seller, assigned its rights and obligations under the original asset purchase agreement to the Croatian Privatization Fund. Pursuant to the second agreement, all parties terminated the original purchase agreement, subject to the following conditions: (1) transfer by Mechel Zeljezara to the Croatian Privatization Fund of the assets acquired by Mechel Zeljezara and the employees of the plant; (2) donation by Mechel Zeljezara of spare parts in the amount of $1,798 to the Croatian Privatization Fund; (3) the redemption by the Croatian government of a bank guarantee given to it pursuant to the original purchase agreement in the amount of $4,316; and (4) waiver of any and all claims against Mechel Trading and Mechel Zeljezara. The Group started accounting for Mechel Zeljezara as discontinued operations from September 14, 2004. Mechel Zeljezara is currently in liquidation, which is expected to be concluded in 2007.

Consequently, as of December 31, 2006 and 2005, the Group’s investment in Mechel Zeljezara was presented in the consolidated balance sheets, as follows:

	December 31,	December 31,
	2006	2005
Condensed balance sheet select data
Cash and cash equivalents	9	88
Other current assets	—	—
Total current assets	9	88
Property, plant and equipment and other non-current assets	108	97
Total non-current assets	108	97
Accounts payable and accrued liabilities	(508)	(109)
Total current liabilities	(508)	(109)

For the three years ended December 31, 2006, the Group’s operations pertaining to Mechel Zeljezara were presented on a net basis, as follows:

			2004
	2006	2005	Through disposal date	Upon disposal	Total
Revenues and operating gains	—	12	26,531	—	26,531
Operating income (loss)	235	(116)	(13,083)	(2,806)	(15,889)
Income (loss) before taxes	543	(1,157)	(12,864)	(2,347)	(15,211)
Income tax effects	—	—	—	—	—
Income (loss) from discontinued operations, net of tax	543	(1,157)	(12,864)	(2,347)	(15,211)

Mechel Zeljezara belonged to the Steel segment.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(l)             Goodwill

Balance at December 31, 2003	5,402
Acquisition of Port Posiet (Note 2(a))	26,534
MMS shares exchange (Note 19)	7,505
Balance at December 31, 2004	39,441
Translation difference	139
Balance at December 31, 2005	39,580
Acquisition of Metal Recycling (Note 2(i))	3,174
Translation difference	3,160
Balance at December 31, 2006	45,914

Goodwill arising from the acquisition of MMS minority interest in 2004 of $7,505 was allocated to the Steel segment. Goodwill arising from the acquisition of Port Posiet in 2004 of $26,534 was allocated to the Mining segment. Goodwill arising from the acquisition of Metal Recycling of $3,174 was allocated to the Steel segment.

(m)      Minority interest

The following table summarizes changes in minority interest for the three years ended December 31, 2006:

Balance at December 31, 2003	184,344
New acquisitions	47,711
Purchase of the minority interest in existing subsidiaries by the Group	(41,039)
Minority’s share in subsidiaries’ income from continuing operations	11,673
Translation adjustment	12,135
Balance at December 31, 2004	214,824
New acquisitions	384
Purchase of the minority interest in existing subsidiaries by the Group	(82,241)
Reduction on disposal of discontinued operations	(321)
Minority’s share in subsidiaries’ income from continuing operations	6,879
Translation adjustment	(11,691)
Balance at December 31, 2005	127,834
New acquisitions	3,329
Purchase of the minority interest in existing subsidiaries by the Group	(6,186)
Minority’s share in subsidiaries’ income from continuing operations	31,528
Translation adjustment	6,531
Balance at December 31, 2006	163,036

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

At various dates during 2006, 2005 and 2004, the Group purchased minority interest in the following subsidiaries:

		Minority interest acquired
Year ended December 31, 2004:	Date of acquisition	%	amount	Cash paid
Beloretsk Metallurgical Plant	March 19	9.72%	2,553	261
Tomusinsk Group Processing Plant	July 2	5.99%	687	56
Izhstal	August-December	0.71%	861	230
Chelyabinsk Metallurgical Plant (CMP)	September- December	4.43%	26,884	34,191
Siberian Central Processing Plant	September 27	1.23%	721	54
Mechel Metal Supply (Note 19)	October 1	25.00%	1,878	—
Krasnogorsk Open Pit Mine	October-December	9.68%	2,844	592
Olzherassk Open Pit Mine	October 29	1.68%	206	24
Kuzbass Central Processing Plant	October-December	6.69%	2,261	808
Southern Kuzbass Coal Company	October-December	0.49%	837	379
Sibirginsk Open Pit Mine	December 30	4.03%	978	211
Korshunov Mining Plant (KMP)	February 25	4.75%	—	205
Lenina Mine (LM)	October 6	25.00%	—	4
Other individually insignificant purchases			329	6
			41,039	37,021

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

		Minority interest acquired
Year ended December 31, 2005:	Date of acquisition	%	amount	Cash paid
Chelyabinsk Metallurgical Plant (CMP)	Different dates throughout the year	6.81%	43,882	52,927
Izhstal	January-September	25.14%	30,784	15,999
Korshunov Mining Plant (KMP)	Different dates throughout the year	10.52%	—	3,424
Tomusinsk Auto Warehouse (TAW)	April-November	15.72%	2,882	543
Siberian Central Processing Plant (SCPP)	March 14, 2005	5.46%	85	461
Southern Urals Nickel Plant (SUNP)	April-November	0.62%	—	174
Tomusinsk Energo Management (TEM)	April-November	12.93%	1,462	163
Krasnogorsk Open Pit Mine (KOPM)	January-November	1.50%	444	101
Kuzbass Central Processing Plant (KCPP)	January-February	0.16%	1,071	53
Sibirginsk Open Pit Mine (SOPM)	January-March	0.68%	1,080	33
Beloretsk Metallurgical Plant (BMP)	June-December	0.11%	35	25
Olzherassk Open Pit Mine (OOPM)	January-November	1.16%	147	13
Lenin Mine (LM)	April-November	0.43%	—	10
Vzryvprom	April-November	1.93%	34	9
Other individually insignificant purchases	February-November		5	1
Mechel Targoviste SA	April-December	2.62%	52	—
Mechel Campia Turzii SA	June-December	3.90%	278	—
			82,241	73,936

		Minority interest acquired
Year ended December 31, 2006:	Date of acquisition	%	amount	Cash paid
Southern Kuzbass Coal Company (SKCC)	March-December	0.07%	1,788	2,364
Mechel Targoviste SA	September	2.94%	1,523	—
Port Posiet	February-November	16.90%	1,295	1,302
Mechel Campia Turzii SA	August-November	1.63%	927	—
Krasnogorsk Open Pit Mine (KOPM)	Different dates throughout the year	0.77%	338	—
Izhstal	August-December	0.23%	272	216
Korshunov Mining Plant (KMP)	Different dates throughout the year	0.10%	22	119
Tomusinsk Auto Warehouse (TAW)	October	0.05%	8	—
Chelyabinsk Metallurgical Plant (CMP)	March-July	0.00%	6	7
Beloretsk Metallurgical Plant (BMP)	March-July	0.02%	7	8
			6,186	4,016

As discussed in Note 19, the acquisition of the remaining 25% interest in Mechel Metal Supply was carried out through issuance of treasury stock on October 1, 2004.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

On different dates throughout 2005, the Group acquired 25.14% of voting stock of Izhstal for consideration of $15,999 paid in cash. The purchase of a minority interest in Izhstal was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $19,400 of the amounts assigned to non-current assets, except for deferred income tax asset. The purchase of minority share in Izhstal was recorded in the consolidated financial statements for the year ended December 31, 2005.

On December 28, 2005, the Group acquired 13.33% of Port Posiet shares held by Russian Property Fund in an auction sale for the total consideration of $1,065. The title to the shares was transferred to the Group on February 8, 2006. The purchase of a minority interest in Port Posiet was accounted for using the purchase method of accounting. The excess of the purchase price paid over the book value of the minority interest acquired of $55 was allocated to the amounts assigned to property, plant and equipment. On June 16, 2006, the Group purchased additional 3.57% of Port Posiet shares from third parties for $237 paid in cash. The purchase of minority share in Port Posiet was recorded in the consolidated financial statements for the years ended December 31, 2006.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In accordance with purchase agreement concluded on acquisition of Mechel Targoviste and Mechel Campia Turzii, on different date throughout 2006 and 2005 the Group converted long-term debt of these two companies into shares. As a result of these conversions, the Group’s share was increased by 2.94% and 2.62% in Mechel Targoviste and by 1.63% and 3.9% in Mechel Campia Turzii, in 2006 and 2005, respectively.

On different dates throughout 2006, SKCC acquired 1.21% of its own voting stock for $14,589 paid in cash. The purchase of minority interests was accounted for using the purchase method of accounting. In October 2006, SKCC acquired small additional interest in Krasnogorsk OPM, Tomusinsk Transportation Center and Lenin Mine, for a total of $1,116, and immediately after these acquisitions SKCC merged with these mines through the issuance of additional shares (see Note 19). As a result of these transactions, SKCC minority interest was reduced by $2,134.

The Group has accounted for the purchases of minority interest under the purchase method of accounting.

(n)          Pro forma condensed consolidated income statement data (unaudited)

The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2006, gives effect to the business combinations that occurred in 2006, as if they had occurred at the beginning of 2006 and (ii) 12 months ended December 31, 2005, gives effect to the business combinations that occurred in 2006 and 2005, as if they had occurred at the beginning of 2005:

	Year ended December 31,
	2006	2005
Revenue, net	4,427,042	3,835,041
Net income	659,980	437,287
Net income per share	1.61	1.08

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The accompanying consolidated financial statements differ from the financial statements issued for Russian statutory and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) foreign currency translation; (5) deferred income taxes; (6) accounting for tax penalties; (7) revenue recognition, (8) valuation allowances for unrecoverable assets, and (9) recording at fair value of investments.

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

k)               Intangible assets

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to sixteen years. Indefinite-lived intangibles are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such evaluation assumes determination of fair value of intangible assets based on a valuation model that incorporates expected future cash flows and profitability projections.

l)                  Long-lived assets impairment, including definite-lived intangibles and goodwill

The Group follows the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), with respect to impairment of goodwill. The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to assets retirement obligations (ARO)), and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by SFAS No. 144 and SFAS No. 142. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other factors), production levels, capital and reclamation costs, all based on the engineering life of mine plans. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

In December 2005, the Group decided to restructure the production process in Mechel Targoviste S.A. and Mechel Campia Turzii S.A. (Steel segment) in order to increase their efficiency and profitability. As a result of this restructuring certain production workshops of Mechel Targoviste S.A. and Mechel Campia Turzii S.A. were closed and abandoned in early 2006 with property, plant and equipment being disposed of other than by sale. As of December 31, 2005, the carrying value of property, plant and equipment of these workshops was $5,825 for Mechel Targoviste S.A. and $6,842 for Mechel Campia Turzii S.A. and was written off in full amount. As of December 31, 2006, and December 31, 2005, the Group reviewed the remaining property, plant and equipment of these Romanian subsidiaries for impairment. As a result of such impairment analysis, the Group did not consider the assets impaired.

m)           Finance lease

The cost of equipment acquired under the capital (finance) lease contracts is measured at lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet in full amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review. Capital lease liabilities are divided into long-term and current portion based on the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included into depreciation charge for the period.

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

o)               Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. The Group reviews the valuation of accounts receivable on a regular basis. The amount of provision for doubtful debts is calculated based on the ageing of balances in accordance with contract terms. The Group applies specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over 3 years or due from bankrupt entities) are written-off against provision or charged off to operating expenses (if no provision was created in previous periods).

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

Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280 thousand rubles or approximately $10 translated at the exchange rate of the rubles to the U.S. dollar at December 31, 2006) to 2% (applied to the part of the annual gross salary above 600 thousand rubles or approximately $21 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2006) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2006, 2005 and 2004 were $53,276, $47,893, and $39,511, respectively.

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

s)                Advertising costs

Advertising costs are expensed as incurred. During the years ended December 31, 2006, 2005 and 2004 advertising costs were insignificant.

t)                  Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling, distribution and operating expenses. These costs totaled $349,952, $389,598 and $326,393 for the years ended December 31, 2006, 2005 and 2004, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

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

v)                Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2006, 2005 and 2004, as a result of the change in functional currency as described in Note 3(e), in addition to the net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency, in accordance with SFAS No. 52, and adjustments of available-for-sale securities.

Accumulated other comprehensive income is comprised of the following components:

	December 31, 2006	December 31, 2005
Cumulative translation adjustment	191,135	42,215
Unrealized gains (loss) on available-for-sale securities	11,034	(169)
Pension adjustments (Note 17)	(13,951)	—
Total other comprehensive income	188,218	42,046

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

w)              Stock-based compensation

Effective January 1, 2006, the Group adopted the fair-value method of accounting for employee stock-compensation costs as outlined in SFAS No. 123(r), “Share-Based Payment”. Prior to that date, the Group used the intrinsic-value method in accordance with requirements of APB Opinion No. 25.

The Group does not present pro forma disclosures of results of operations as if the fair value method had been applied as of January 1, 2004, since the result would be substantially the same when compared to the intrinsic method applied in accordance with APB Opinion No. 25.

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

y)                Financial instruments

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable approximates their fair value at December 31, 2006 and 2005. For long-term borrowings, the difference between the fair value and carrying value was not material. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (also see Notes 8 and 9).

z)                Derivative instruments and hedging activities

The Group recognizes all its derivative instruments as either assets or liabilities at fair value in accordance with SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, and

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

related interpretations. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2006, 2005 and 2004, the Group did not have any derivatives designated as hedging instruments. Therefore, the gain or loss on a derivative instruments held by the Group was recognized currently in income. The net gain (loss) of $207, $(418) and $(1,480) related to the change in the fair value of the derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated income statements for the years ended December 31, 2006, 2005 and 2004, respectively. There were no foreign currency forward and options contracts outstanding as of December 31, 2006 and 2005.

aa)        Investments

The Group recognizes all its debt and equity investments in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. At the acquisition, the Group classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date the Group reassesses appropriateness of the classification.

Held-to-maturity securities

Investments in debt securities that the Group has both the ability and the intent to hold to maturity are classified as held-to-maturity and measured at amortized cost in the consolidated financial statements.

Trading securities

Investments (debt or equity), which the Group intends to sell in the near term, and which are usually acquired as part of the Group’s established strategy to buy and sell, generating profits based on short-term price movements, are classified by the Group as trading securities. Changes in fair value of trading securities are recognized in earnings.

Available-for-sale securities

Investments (debt or equity), which are not classified as held-to-maturity or trading are classified as available-for-sale. Change in their fair value is reflected in other comprehensive income.

Recoverability of equity method and other investments

Management periodically assesses the recoverability of its equity method and other investments. For investments in publicly traded entities, readily available quoted market prices are an indication of the fair value of the investments. For investments in non-publicly traded entities, if an identified event or change in circumstances requires an evaluation, management assesses their fair value based on valuation techniques including discounted cash flow estimates or sales proceeds, external appraisals and market prices of similar investments as appropriate.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Management considers the assumptions that a hypothetical market place participant would use in his analysis of discounted cash flows models and estimates of sales proceeds. If an investment is considered to be impaired and the decline in value is other than temporary, the Group records an impairment loss.

bb)        Concentration of credit and other risks

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

	At June 27,	Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
Currency	2007	2006	2005	2004	2006	2005	2004
Russian ruble	25.78	26.33	28.78	27.75	27.19	28.29	28.82
Swiss franc	1.23	1.22	1.31	1.13	1.25	1.24	1.24
Euro	0.74	0.76	0.84	0.73	0.80	0.80	0.81
Romanian lei**	2.37	2.57	3.11	29,067	2.81	2.91	32,637
Croatian kuna	5.44	5.58	6.23	5.64	5.58	5.97	6.04
Lithuania lit	2.57	2.63	2.91	2.53	2.75	2.77	2.78
Kazakhstan tenge	123.99	127.00	133.66	130.00	126.09	132.67	136.04

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

cc)          Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Such reclassifications have no impact on net income or shareholders’ equity.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

dd)        Recently issued accounting pronouncements

How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)

In March 2006, EITF reached consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”), which concludes that for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to this Issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in EITF 06-3 is effective for the first interim reporting period beginning after December 15, 2006, with early application of this guidance permitted. The Group will begin applying the provisions of this statement in 2007. The adoption of EITF 06-3 is not expected to have a material impact on the Group’s financial position and results of operations.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 (“SFAS No. 156”), which changes the requirements of accounting for servicing of financial assets. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. In addition, all separately recognized servicing assets and servicing liabilities are to be initially measured at fair value. SFAS No. 156 is effective as of beginning of the first fiscal year that begins after September 15, 2006. The Group will begin applying the provisions of this statement in 2007. The adoption of SFAS No. 156 is not expected to have a material impact on the Group’s financial position and results of operations.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”), effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group estimates that the adoption of FIN 48 will result in a $68,000 to $100,000 increase of its tax liabilities, which would be accounted for as a cumulative adjustment to the January 1, 2007 retained earnings.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, that the Group does not expect the adoption of SFAS No. 157 to have a material impact on the Group’s financial position and results of operation.

Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans

On September 29, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” ( “ SFAS No. 158”). The standard is effective for fiscal years ending after December 15, 2006, and requires the Group to:

•       recognize the funded status of the Company’s defined benefit plans in its consolidated financial statements;

•       recognize as a component of other comprehensive income any actuarial gains and losses and prior service costs and credits that arise during the period but are not immediately recognized as components of net periodic benefit cost;

•       measure defined benefit plan assets and obligations as of the Group’s fiscal year end.

The standard is effective for fiscal years ending after December 15, 2006. The Group adoption of SFAS No. 158 in 2006 resulted in the increase in recognized pension benefit obligations by $9,282 with a corresponding decrease in other comprehensive income (see Note 17).

Fair Value option for Financial Assets and Financial Liabilities

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.

Most provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities.

The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The fair value option:

•       may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

•       is irrevocable (unless a new election date occurs); and

•       is applied only to entire instruments and not to portions of instruments.

SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

The Group does not expect the adoption of SFAS No. 159 to have a material impact on the Group’s financial position or results of operations.

Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in qualifying current year misstatements for the purpose of a materiality assessment. SAB No.108 establishes a dual approach that requires qualification of financial statement errors based on both the roll-over method and iron curtain method regarding the effects of each of the Group’s balance sheets and statement of operations and the related financial statement disclosures. SAB No.108 permits existing public companies to record the cumulative effect of initially applying this approach in the first reporting period ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as at the beginning of that year with the offsetting adjustments recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have an impact of the Company’s financial statements.

4.                 CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31, 2006	December 31, 2005
Russian ruble bank deposits	111,191	30,611
USD bank deposits	37,881	106,639
EURO bank deposits	20,583	164,784
Other	2,959	9,741
Total cash and cash equivalents	172,614	311,775

As of December 31, 2006, $1,528 and $319, included in USD and EURO bank deposits, respectively, were restricted for use in accordance with loan agreement with Raiffeisenbank and guarantee provided by BNP Paribas to a customer at the request of one of the Group’s foreign subsidiaries.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

5.                 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of:

	December 31, 2006	December 31, 2005
Domestic customers	138,320	48,385
Foreign customers	72,444	109,773
Total accounts receivable	210,764	158,158
Less allowance for doubtful accounts	(19,592)	(17,509)
Total accounts receivable, net	191,172	140,649

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2006	2005	2004
Balance at beginning of year	(17,509)	(20,850)	(22,276)
Provision for doubtful accounts receivable	(2,722)	(3,569)	7,859
Accounts receivable written off /(Recovery of accounts previously written off), net	669	6,983	(5,900)
Provision for doubtful accounts of acquired entities	(30)	(73)	(533)
Balance at the end of year	(19,592)	(17,509)	(20,850)

6.                 INVENTORIES

Inventories are comprised of:

	December 31, 2006	December 31, 2005
Finished goods	214,461	174,173
Raw materials and purchased parts	311,171	235,782
Work-in-process	127,447	86,703
Total inventories	653,079	496,658

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

7.                 PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31, 2006	December 31, 2005
VAT and other taxes recoverable	218,363	277,832
Prepayments and advances for materials	57,514	34,734
Other current assets	48,723	34,434
Total other current assets	324,600	347,000

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

8.                 TRADING SECURITIES

Investments in trading securities were as follows as of December 31, 2006:

			Unrealized	Unrealized
	Cost	Fair value	gains	losses
Equity securities	220,276	270,964	50,688	—
Total trading securities	220,276	270,964	50,688	—

Unrealized gains of $50,688 for trading securities in 2006 represent gains on revaluation of trading securities held by Moskoks between September 25 and December 31, 2006. These investments are comprised mainly of shares of Russian leading banks and oil and gas companies, which are traded at various Russian exchanges that were acquired with other assets of Moskoks.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

9.                 LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31, 2006	December 31, 2005
Equity method investments	428,845	408,377
Other related parties	361	331
Total investments in related parties	429,206	408,708
Available-for-sale securities	19,461	4,792
Cost method investments	6,025	5,980
Other	18,906	5,376
Total other long-term investments	44,392	16,148
Total long-term investments	473,598	424,856

(a)          Equity method investments

Equity method investments are comprised of:

	Percent voting shares held at		Investment carrying value at
	December 31,		December 31,
Investee	2006	2005	2006	2005
Yakutugol (Mining segment)	25%	25%	416,839	399,522
Mechel Energy AG (Conares Eagle) (Mining segment)	50%	50%	5,149	3,417
TPTU (Mining segment)	40%	40%	3,438	2,654
TRMZ (Mining segment)	25%	25%	1,864	1,444
RIKT (Mining segment)	36%	36%	1,555	1,340
Total equity method investments			428,845	408,377

25%+1 shares of Yakutugol were acquired by the Group on January 24, 2005. The core business of Yakutugol is extraction and processing of coal (Note 2(f)). Yakutugol experienced losses of $54,511 in 2006. As Yakutugol shares are not publicly traded, their market value is not readily available. Management evaluated the carrying amount of Yakutugol for potential impairment as of December 31, 2006 using valuation techniques and assumptions that a market participant would employ to value Yakutugol, and based on these techniques, concluded that no impairment was necessary. Nevertheless, the majority shareholder of Yakutugol, plans to sell its holding, 75% minus 1 share, at a public auction in August 2007. The results of this auction may adversely affect the carrying amount of Yakutugol.

Mechel Energy AG is a joint venture with U.K. trading partners of the Group that facilitates the Group’s sales in Europe.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by Southern Kuzbass Coal Company (SKCC) and its subsidiaries. TRMZ provides repair services to the Group’s subsidiaries.

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group’s subsidiaries and third parties.

RIKT (Russian-Italian Telephone Company) shares are owned by SKCC and its subsidiaries. The core business is provision of communication services both to the Group’s subsidiaries and third parties.

As of December 31, 2006, there were no equity method investments other than those disclosed in the table above.

Summarized unaudited financial information on equity method investees as of December 31, 2006 and 2005 and for the years then ended is as follows:

Income data	2006	2005
	(unaudited)	(unaudited)
Revenues and other income	744,914	706,931
Operating income (loss)	(8,539)	83,885
Net income (loss)	(47,483)	42,368

	At December 31,	At December 31,
Balance sheet data	2006	2005
	(unaudited)	(unaudited)
Current assets	245,026	213,648
Non-current assets	1,980,735	1,855,770
Current liabilities	112,561	93,055
Non-current liabilities	632,094	553,057

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table shows movements in the equity method investments:

		Share in net
	Capital	income/(loss) since
	investment	acquisition	Total
December 31, 2003	1,898	1,383	3,281
Share in net income	—	4,621	4,621
Disposals through sales and write-off	(549)	—	(549)
December 31, 2004	1,349	6,004	7,353
Investments	412,182	—	412,182
Translation difference	(18,322)	—	(18,322)
Dividends	(5,262)	—	(5,262)
Share in net income	—	12,426	12,426
December 31, 2005	389,947	18,430	408,377
Effect of adoption of SFAS No. 158 by Yakutugol	(2,627)	—	(2,627)
Translation difference	37,053	—	37,053
Dividends	(4,100)	—	(4,100)
Share in net loss	—	(9,858)	(9,858)
December 31, 2006	420,273	8,572	428,845

During the year ended December 31, 2006, the Group received cash dividends of $4,100 from equity investees. Cash dividends received from equity investees amounted to $2,000 for the year ended December 31, 2005.

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

(c)           Available-for-sale securities

Investments in available-for-sale securities were as follows as of December 31, 2006:

			Unrealized	Unrealized
	Cost	Fair value	gains	losses
Equity securities	8,427	19,461	11,034	—
Total available-for-sale securities	8,427	19,461	11,034	—

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2006, included in available-for-sale securities were $5,839 of investments into equity securities of well-established Russian energy and oil and gas companies, acquired with other assets of MosKoks.

Investments in available-for-sale securities were as follows as of December 31, 2005:

			Unrealized	Unrealized
	Cost	Fair value	gains	losses
Equity securities	4,961	4,792	—	(169)
Total available-for-sale securities	4,961	4,792	—	(169)

10.          RELATED PARTIES

During the three years ended December 31, 2006, the Group had the following transactions and current balances in settlement with related parties:

	2006
			Financing	Balances at December 31, 2006
			provided	Receivable	Payable	Total
	Purchases	Sales	(received), net	from	to	outstanding, net
Mechel Energy AG	—	53,765	—	—	(461)	(461)
TPTU	2,247	98	—	25	(177)	(152)
TRMZ	10,074	4,555	—	59	(753)	(694)
Yakutugol	129,968	8,042	—	309	(928)	(619)
Calridge	36,449	10	—	11	—	11
Other	670	528	—	141	(34)	107
Total	179,408	66,998	—	545	(2,353)	(1,808)

	2005
			Financing	Balances at December 31, 2005
			provided	Receivable	Payable	Total
	Purchases	Sales	(received), net	from	to	outstanding, net
Mechel Energy AG	—	59,257	—	990	—	990
TPTU	2,313	106	—	21	(135)	(114)
TRMZ	7,862	4,044	—	—	(463)	(463)
Yakutugol	61,271	1,293	—	3,437	(2,117)	1,320
Other	2,383	731	411	7	(220)	(213)
Total	73,829	65,431	411	4,455	(2,935)	1,520

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	2004
			Financing	Balances at December 31, 2004
			provided	Receivable	Payable	Total
	Purchases	Sales	(received), net	from	to	outstanding, net
Conares Holding	—	—	—	1,199	—	1,199
Uglemet Kooperatsia	—	944	—	9,271	(605)	8,666
MMK	2,509	2	—	—	—	—
Mechel Energy AG	—	63,528	—	759	—	759
TPTU	2,564	101	—	40	(217)	(177)
TRMZ	4,927	3,134	—	6	(356)	(350)
ZAO Konsultatsia I Marketing	592	—	1,280	721	(7)	714
Other	1,742	1,097	—	4,462	(2,563)	1,899
Total	12,334	68,806	1,280	16,458	(3,748)	12,710

(a)          Uglemetkooperatsia

Uglemetkooperatsia, a company affiliated with the Controlling Shareholders, provided and received financing from the Group during 2002 in the form of loans and advance payment financing for certain of the Group’s operating subsidiaries.

During 2004 and 2005, there were no significant transactions between the Group and Uglemetkooperatsia, except for repayment of loans due by the latter. On July 8, 2005, Uglemetkooperatsia was liquidated.

(b)          Magnitogorsk Iron and Steel Works (MMK)

In 2004, the Group had an investment in MMK shares and participated in the board of directors. The Group subsidiaries owned 17.25% of ordinary shares and 12.57% of preferred shares through December 22, 2004. The shares of MMK shares were disposed of in 2004 (see Note 23).

During the year ended December 31, 2004, the Group curtailed sales of coal and coke to and purchases of metal from MMK. The purchases of metal from MMK amounted to $2,509. Sales and purchases to and from MMK were made on market terms.

(c)           Mechel Energy AG

Mechel Energy AG, in which the Group owns 50% of its ordinary shares, purchased coal from the Group during the years ended December 31, 2006 and 2005 in the amount of $53,765 and $59,257, respectively. Sales to Mechel Energy AG were made on market terms with average margin attributable to coal sales.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(d)          Tomusinskiy Transportation Management Center (TPTU)

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2006, 2005 and 2004, the Group purchased transportation services in the amount of $2,247, $2,313 and $2,564, respectively.

(e)           Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25.00% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2006, 2005 and 2004, the Group purchased repair services in the amount of $10,074, $7,862 and $4,927, respectively.

(f)             Yakutugol

The Group owns 25% of the ordinary shares in Yakutugol which provides the Group with coal. During the years ended December 31, 2006 and 2005, the Group’s purchases from Yakutugol amounted to $129,968 and $61,271, respectively. The Group’s sales of services and auxiliary materials to Yakutugol amounted to $8,042 and $1,293. As of December 31, 2006 and 2005, the Group had accounts payable to Yakutugol for goods supplied of $928 and $2,117, trade receivables of $309 for the goods sold as of December 31, 2006 and dividends receivable of $3,437 as of December 31, 2005.

(g)           Calridge Ltd

Calridge Ltd is a company wholly owned by the Controlling shareholder. In July 2006, the Group acquired 5,648,850 ordinary shares of Mechel OAO from Calridge Ltd for approximately $36,449. The acquired shares were used as a purchase consideration in the acquisition of controlling stake in MosKoks.

11.          INTANGIBLE ASSETS, NET

Identifiable intangible assets, net are comprised of:

	December 31, 2006	December 31, 2005
Intangible assets with determinable lives:
Energy license	1,770	1,872
Software	2,531	1,589
Intangible pension asset	—	3,962
Other	445	167
Total intangible assets	4,746	7,590

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

12.          PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	December 31, 2006	December 31, 2005
Land improvements	23,032	19,354
Buildings	582,083	434,257
Transfer devices	62,110	53,311
Operating machinery and equipment	1,136,655	812,018
Transportation equipment and vehicles	181,361	139,343
Tools, furniture, fixtures and other	116,402	68,026
	2,101,643	1,526,309
Less accumulated depreciation	(595,359)	(404,544)
Operating property, plant and equipment, net	1,506,284	1,121,765
Mining, processing plant and equipment	117,244	140,142
Less accumulated depletion	(27,981)	(17,227)
Mining, processing plant and equipment, net	89,263	122,915
Construction-in-progress	417,281	264,304
Property, plant and equipment, net	2,012,828	1,508,984

Included within construction-in-progress are advances to suppliers of equipment of $40,744 and $26,839 as of December 31, 2006 and 2005, respectively. During the years ended December 31, 2006, 2005 and 2004, the Group incurred interest expenses of $54,049, $58,192 and $61,218, respectively, of which interest capitalized in the cost of property, plant and equipment was $15,866, $17,363 and $9,809, respectively. The depreciation charge amounted to $177,303, $147,117 and $120,444 for the years ended December 31, 2006, 2005 and 2004, respectively.

In the third quarter of 2006, the Group implemented a new methodology for the classification of operating and mining plant and equipment. Following this new classification, gross book value and accumulated depletion of Mining processing plant and equipment decreased by $47,788 and $12,598, respectively, with a corresponding increase in Operating machinery and equipment and accumulated depreciation.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

13.          MINERAL LICENSES, NET

Mineral licenses, net, are comprised of the following:

	December 31, 2006	December 31, 2005
Coal deposits	232,468	192,700
Iron ore deposits	84,360	78,120
Nickel deposits	32,327	29,574
Limestone deposits	3,289	3,018
Mineral licenses before depletion	352,444	303,412
Accumulated depletion	(82,593)	(61,406)
Mineral licenses, net	269,851	242,006

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

The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire between 2007 and 2027, with the most significant licenses expiring between 2012 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates.

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

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

On March 10, 2006, SKCC acquired 100% of Shakhtouchastok Uregolsky OOO for the total consideration of $7,143. The entity owns a license for mineral reserves extraction in Southern Kuzbass, Western Siberia on the Uregolskaya Mine situated close to Sibirginsk OPM. The acquisition was accounted as an asset purchase because the mine does not comprise a business. $6,382 was allocated to the cost of the license of adjacent Sibirginsk OPM, which will benefit from this acquisition, and the remaining $761 was allocated to property, plant and equipment.

14.          DEBT

	December 31, 2006		December 31, 2005
Short-term borrowings and current portion of long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	61,006	6-7.8	26,404	7-25
Bonds issue	2,071	5.5	178,420	7-11.75
Corporate lenders	90	0-16	251	0-11
Total	63,167		205,075
U.S. dollar-denominated:
Banks and financial institutions	62,864	6-9.45	163,247	4.3-8.9
Corporate lenders	—		1,032	7.25-10
Total	62,864		164,279
Euro-denominated:
Banks and financial institutions	14,758	4-7.75	13,978	4-10.3
Corporate lenders	—		1,413	24
Total	14,758		15,391
Romanian lei-denominated:
Banks and financial institutions	17,653	9.7-10.8	4,558	5.5-8
Total	17,653		4,558
Swiss francs—denominated
Banks and financial institutions	—		108	6
Total	—		108
Total short-term borrowings	158,442		389,411
Current portion of long-term debt	8,075		—
Total short-term borrowings and current portion of long-term debt	166,517		389,411

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2006 and 2005 was 6.61% and 10.29% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2006 and 2005 was 7.26% and 6.34% p.a., respectively. The weighted average interest rate of the euro-denominated short-term borrowings as of December 31, 2006 and 2005 was 6.25% and 7.90% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2006 and 2005 was 10.11% and 7.32% p.a., respectively.

	December 31, 2006		December 31, 2005
Long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	10,726	6.8-8.0	—
Bonds issue	196,302	5.5-8.4	—
Corporate lenders	2,672	7.49	2,353	7
Total	209,700		2,353
U.S. dollar-denominated:
Banks and financial institutions	20,344	7.5-10.9	6,507	9.8
Corporate lenders	59	12	181	0
Total	20,403		6,688
Euro-denominated:
Banks and financial institutions	100,576	6-7	—
Total	100,576		—
Romanian lei-denominated:
Corporate lenders	—		36,574	24-28
Total long-term obligations	330,679		45,615
Less: current portion	8,075		—
Long-term portion	322,604		45,615

The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2006 and 2005 was 8.23% and 7.00% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2006 and 2005 was 10.41% and 9.47% p.a., respectively. The weighted average interest rate of the euro-denominated long-term borrowings as of December 31, 2006 was 6.34% p.a.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Aggregate scheduled maturities of the debt outstanding as at December 31, 2006, are as follows:

Payable in:
2007 (current portion)	166,517
2008	47,306
2009	86,043
2010	106
2011 and thereafter	189,149
Total	489,121

The most significant debt provided by bank financing comprised credit line facilities from Gazprombank, Vneshtorgbank, BNP Paribas, Commerzbank, UralSib and Raiffeisen Bank. The unused portion under all credit facilities as of December 31, 2006 and 2005 was $198,421 and $182,538, respectively. As of December 31, 2006, the Group’s credit facilities provided aggregated borrowing capacity of $687,542, of which $364,939 expires in 2007, $47,306 in 2008, and $275,295 in 2009 and thereafter.

During 2006 and 2005, Gazprombank provided ruble-denominated loans to various Group subsidiaries bearing interest at 6.5-7.5% p.a., secured by inventory. The outstanding balances as of December 31, 2006 and 2005 were $42,017 and $17,719, respectively.

During 2005, Gazprombank provided euro-denominated long-term credit facilities to CMP bearing interest at 6.5% p.a. and secured by inventory. The outstanding balance as of December 31, 2006 was $6,118, of which $3,059 is due in 2008 and the remaining balance in 2009. During 2006, Gazprombank also provided euro-denominated long-term credit facilities to Southern Kuzbass Coal Company bearing interest at 6.5% p.a., secured by property, plant and equipment and inventory. The outstanding balance as of December 31, 2006 was $57,622, of which $28,811 is due in 2008 and the remaining balance in 2009.

During 2006 and 2005, Vneshtorgbank provided long-term U.S. dollar-denominated loans to Southern Kuzbass Coal Company bearing interest at 10.94% and 9.73% p.a., respectively, and secured by property, plant and equipment. As of December 31, 2006 and 2005, the balances outstanding were $17,160 and $6,507, respectively. The outstanding balance as of December 31, 2006 in amount of $9,085 is due in 2008, the remaining part of $8,075 represents the current portion of the debt.

During 2006 and 2005, the Group utilized U.S. dollar-denominated bank overdraft facilities bearing interest at 6-7.2% and 4.28-6.3% p.a., respectively, at BNP Paribas, secured by the Mechel Trading and Mechel Metal Supply accounts receivable and inventory. As of December 31, 2006 and 2005, the balances outstanding were $41,956 and $125,765, respectively. During 2006 and 2005, BNP Paribas also provided short-term euro-denominated bank overdraft facilities bearing interest at 4.89-7.45% p.a. and secured by the Mechel Trading and Mechel Metal Supply accounts receivable and inventory. The outstanding balances as of December 31, 2006 and 2005 were $1,179 and $205, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

During 2006 and 2005, UralSib provided a series of ruble-denominated short-term loans and credit facilities to various Group subsidiaries at 6-7% and 7-11% p.a., respectively. As of December 31, 2006 and 2005, the balances outstanding were $11,393 and $8,686, respectively.

During 2006, Commerzbank provided long-term ruble-denominated credit facilities to Southern Kuzbass Coal Company bearing interest at 6.8% p.a.. The balance outstanding as of December 31, 2006, was $5,606.

During 2006, Commerzbank provided long-term U.S. dollar-denominated credit facilities to SKCC bearing interest at 7.5% p.a.. The balance outstanding as of December 31, 2006, was $3,184.

During 2006, Commerzbank also provided long-term euro-denominated credit facilities to CMP bearing interest at 5.96%. The balance outstanding as of December 31, 2006, was $32,943.

During 2006, a portion of short-term U.S. dollar-denominated credit facilities provided in 2005 to various Group companies by Raiffeisenbank was fully repaid. During 2006, the Group also utilized bank overdraft facilities bearing interest at 6% p.a. at Raiffeisenbank, secured by Mechel Trading accounts receivable and inventory. As of December 31, 2006 and 2005, the outstanding balances were $4,699 and $13,292, respectively.

During 2006 and 2005, Raiffeisenbank provided short-term euro-denominated credit facilities bearing interest at 6.25-7.75% p.a. and 5.4-5.55% p.a., respectively and secured by inventory. As of December 31, 2006 and 2005, the outstanding balances were $3,729 and $8,181, respectively.

During 2006, Raiffeisenbank provided long-term euro-denominated credit facilities bearing interest at 6.88-6.93% p.a. As of December 31, 2006, the outstanding balance was $3,894, which is due in 2008.

During 2006 and 2005, Raiffeisenbank provided Romanian lei-denominated loans bearing interest at 9.7-10.8% p.a. and 8% p.a., respectively. As of December 31, 2006 and 2005, the outstanding balances were $17,652 and $3,379, respectively.

Bonds

On February 4, 2004, Chelyabinsk Metallurgical Plant issued 1,000,000 ruble-denominated bonds in an aggregate principal amount of 1 billion rubles ($31,395). The bonds were issued at 100% par value. Interest was payable every six months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 16.85% p.a. The interest rate for the second, third and fifth coupon periods was set by the Group and was made public 10 days before the respective coupon period started. Bondholders were entitled to early redemption of the bonds at face value before the second, third and fifth coupon periods. The interest rate for the fourth and sixth coupon periods was set as equal to the rate for the immediately preceding coupon period. The Group repurchased 865,127 bonds in February 2005. The bonds were fully redeemed on February 4, 2006. The interest rate for the sixth coupon period amounted to 7% p.a. As of December 31, 2006 and 2005, the balances outstanding were $nil and $4,703, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On June 19, 2003, Mechel Trading House issued 3,000,000 ruble-denominated bonds in an aggregate principal amount of 3 billion rubles ($98,749). The bonds were issued at 100% of par value. Interest rate for the first coupon periods was determined upon the issuance based on the bids of buyers and amounted to 11.75% p.a. The interest rate for the second, third and fifth coupon periods is set by the Group and is made public 10 days before the respective coupon period starts. The interest rate for the fourth and sixth coupon periods are set as equal to the rate for the immediately preceding coupon period. The bondholders have an option to demand repayment of the bonds starting June 19, 2006, with an obligatory redemption date on June 19, 2009. The total commission and issue costs amounted to $4,295. On June 19, 2006, the Group repurchased 2,807,250 bonds at par value. As of December 31, 2006 and 2005, the balances outstanding were $7,320 and $104,230, respectively.

On November 25, 2004, Mechel OAO issued 2,000,000 ruble-denominated bonds in an aggregate principal amount of 2 billion rubles ($70,387). The bonds were issued at 100% of par value. Interest is payable every six months in arrears. The interest rate for the first coupon periods is determined upon the issuance based on the bids of buyers and comprised 10.69% p.a. The interest rate for the second and third coupon period was set by the Group and is made public 10 days before the end of the third coupon period. The interest rate for the fifth and sixth coupon periods is set as equal to that of the fourth period. Bondholders are entitled to early redemption of the bonds at face value within 10 days before the end of the third coupon period. The obligatory redemption date of the bonds is November 22, 2007. The total commission and issue costs amounted to $610. On May 31, 2006, the Group repurchased 1,798,852 bonds at par value. As of December 31, 2006 and 2005, the balances outstanding were $2,071 and $69,487, respectively.

On June 21, 2006, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion rubles ($183,045). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the eighth coupon periods is set as equal to that of the first period. The interest rate for the ninth to the fourteenth coupon periods is set by the Group and made public 10 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 21, 2010. The obligatory redemption date is June 12, 2013. The costs related to the issuance of bonds in the amount of $739 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2006 was $188,982. The increase in the balance of bonds as of December 31, 2006, is due to appreciation of ruble against U.S. dollar from the date of issuance through December 31, 2006.

As of December 31, 2006 and 2005, carrying value of property, plant and equipment pledged under loan agreements amounted to $125,818 and $20,946, respectively. Carrying value of inventories pledged under loan agreements amounted to $141,824 and $87,820 as of December 31, 2006 and 2005, respectively. Accounts receivable pledged as of December 31, 2006 and 2005 amounted to $30,254 and $61,869, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

15.          TAXES AND SOCIAL CHARGES PAYABLE

The balances of taxes, social charges and contributions to the Russian Pension Fund and other obligatory payments owed, including fines and penalties related thereto, are comprised of:

	December 31, 2006	December 31, 2005
Current period taxes and social contributions	143,037	136,967
Restructured prior period taxes and social charges, principal amount	1,230	14,391
Restructured related fines and penalties	6,552	27,223
Total taxes and social charges payable	150,819	178,581
Presented on the balance sheets as:
Taxes and social charges payable	143,037	144,715
Restructured taxes and social charges payable, net of current portion	7,782	33,866
Total	150,819	178,581

Taxes, social charges and contributions to the Russian Pension Fund and the Agency for State Ownership Administration of Romania, including restructured amounts with the related fines and penalties, at December 31, 2006, mature as follows:

		Restructured prior
	Restructured	period taxes and
	related fines	social charges,
Payable in:	and penalties	principal amount	Total
2007	6,552	—	6,552
2008	—	1,230	1,230
Total	6,552	1,230	7,782

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

On December 5, 2006, the AVAS formally confirmed fulfillment of all investment obligations assumed during the acquisition of Mechel Targoviste, which enabled closing the Privatization Contract for Mechel Targoviste ahead of the original date. As a result, restructured liabilities of Mechel Targoviste as of that date of $44,571 were forgiven (see Note 23).

Based on the restructuring agreements, the amount payable in 2008 of $1,230, including fines and penalties relating to Mechel Campia Turzii, can be forgiven if Mechel Campia Turzii is in compliance with the current payments schedule for the first four years.

In addition, as of December 31, 2006, Mechel Campia Turzii had a possible (rather than probable) loss contingency, not reflected on the balance sheet, related to rescheduled tax related penalties and late payment interests amounting to $36,194, that were conditionally forgiven in accordance with the Romanian Common Orders (the “Orders”). They may become payable in case of non-fulfillment by the Group of certain conditions in the Orders. Management believes that the Group will be able to meet all future conditions required to obtain full forgiveness.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Labor force of Mechel Targoviste and Mechel Campia Turzii comprise 5.55% and 4.98%, respectively, of total labor force of the Group. 90% and 87% of these employees, respectively, are under protection of collective bargaining agreement, which, according to privatization agreements, will expire not earlier than June 2008 (Mechel Campia Turzii). As of December 31, 2006, the net assets of Mechel Targoviste and Mechel Campia Turzii amounted to $43,127 and $24,572, respectively.

16.          ASSET RETIREMENT OBLIGATIONS

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

The following table presents the movements in asset retirement obligations for the years ended December 31, 2006 and 2005:

Asset retirement obligation	December 31, 2006	December 31, 2005
Balance at beginning of year	59,052	74,977
Liabilities incurred in the current period	2,160	—
Liabilities settled in the current period	(510)	(2,249)
Liabilities disposed in the current period	—	(9,091)
Accretion expense	7,433	3,248
Revision in estimated cash flow	17,876	(4,501)
Translation and other	6,347	(3,332)
Balance at end of year	92,358	59,052

Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets. The revision in estimated cash flows in 2006 related primarily to the refinement of future asset removal and restoration costs at CMP and KMP.

17.          PENSION AND POSTRETIREMENT BENEFITS

In addition to the State Pension and Social insurance required by the Russian legislation, the Group has a number of defined benefit occupational pension plans that cover the majority of production employees and some other postretirement benefit plans.

SKCC and BMP have an agreement with a non-Government pension fund (the “Fund”) in accordance with which contributions are made as a lump-sum payment to the Fund upon the retirement of employees. Group’s pension obligation to a retiree is fully funded and settled upon such lump-sum payment to the Fund. The Fund is obligated to provide former employees with monthly non-state pensions throughout their life period. As of December 31, 2006, the Group’s obligations under this Fund were unfunded.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

As of December 31, 2006, there were approximately 69,524 active participants to the defined benefit pension plans and 19,264 pensioners receiving monthly pensions or other regular financial support from the employer. As of December 31, 2005, the related figures were 71,300 and 20,000, respectively.

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2007, with the measurement date of December 31, 2006. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined are supported by an independent qualified actuary, and are charged to the income statement ratably over employees' working service with the Group.

The movements in the projected benefit obligation (PBO) were as follows during the years ended December 31:

	2006	2005
Benefit obligation at beginning of year	51,699	46,981
Service cost	3,223	2,161
Amortization of prior year service cost	498	350
Interest cost	5,835	5,191
Obligation incurred	1,409	2,762
Settlement of obligation	(4,361)	(3,787)
Actuarial (gain) losses	490	—
Curtailment (gain) losses	(597)	—
Unrecognized net actuarial (gain) losses	2,018	—
Unrecognized prior year service cost	4,975	—
Translation difference	5,025	(1,959)
Benefit obligation at end of year	70,214	51,699

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The effect of implementation of SFAS No. 158 as of December 31, 2006 was as follows:

	Prior to	Effect of
	adoption of	adoption of	After adoption
	SFAS 158	SFAS 158	of SFAS 158
Liability for pension benefits	(65,778)	(4,436)	(70,214)
Intangible assets	6,945	(2,219)	4,726
Accumulated other comprehensive income	(197,500)	9,282	(188,218)
Long-term investment in related parties	431,833	(2,627)	429,206

Amounts recognized in accumulated other comprehensive income as of December 31, 2006 consist of actuarial losses and prior service costs amounted to $8,976 and $4,976, respectively.

The funded status of the plan was as follows as of December 31:

	2006	2005
Projected benefit obligation (PBO)	(70,214)	(60,415)
Accumulated benefit obligation (ABO)	(60,007)	(47,671)
Funded status	(70,214)	(60,415)
Unrecognized net actuarial loss	—	7,609
Unrecognized prior service cost	—	5,069
Net amount recognised	(70,214)	(47,737)

Amounts recognized in the balance sheet were as follows as of December 31:

	2006	2005
Pension obligation, current portion	(11,044)	(8,189)
Pension obligation, net of current portion	(59,170)	(43,510)
Intangible assets	—	3,962
Accumulated other comprehensive income	11,324	—
	(58,890)	(47,737)

The components of net periodic benefit cost were as follows for the year ended December 31:

	2006	2005
Service cost	3,222	2,161
Interest cost	5,830	5,191
Expected return on assets	—	—
Amortization of prior service cost	504	350
Recognised actuarial loss	(106)	(159)
Net periodic benefit cost	9,450	7,543

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The key actuarial assumptions used were as follows as of December 31:

	2006	2005
Discount rate
Russian entities	6.60%	9.48%
Romanian entities	6.50%	6.71%
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	7.10%	8.42%
Romanian entities	6.10%	5.67%
Rate of pension entitlement increase (before benefit commencement)	7.10%	8.42%
Rate of monthly financial support increase	5.00%	6.3%
Rate used for calculation of purchased annuity value*	below 5.00%	below 5.00%

*                    Regular retirement pensions in payment are insured by Penfosib

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2007	2008	2009	2010	2011	2012-2016	Total
Pensions (including monthly financial support)	5,335	3,267	3,388	3,512	3,688	20,577	39,767
Other benefits	5,363	2,010	2,307	2,290	2,419	11,949	26,338
Total expected benefits to be paid	10,698	5,277	5,695	5,802	6,107	32,526	66,105

18.          FINANCE LEASE

In 2006 and 2005, Mechel-Trans OOO, a 100% subsidiary of MTH, entered into several agreements with third parties for the lease of transport equipment. The lease was classified as a finance (capital) lease in accordance with SFAS No.13, “Accounting for Leases”. The lease contains a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

In 2006, Mechel Nemunas entered into a finance lease agreement with a third party for the lease of production equipment. The lease contains a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2006 and 2005, the net book value of the leased assets was as follows:

	December 31, 2006	December 31, 2005
Transport equipment and vehicles	58,930	10,291
Machinery and equipment	1,778	—
Less: accumulated depreciation	(2,786)	(133)
Net value of property, plant and equipment, obtained under capital lease agreements	57,922	10,158

The carrying amount and maturities of capital lease liabilities as of December 31, 2006 were as follows:

	Total payable	Interest	Net payable
Payable in 2007	15,761	(9,695)	6,066
Payable in 2008	15,565	(8,603)	6,962
Payable in 2009	15,565	(7,244)	8,321
Payable in 2010	15,565	(5,646)	9,919
Payable in 2011	15,477	(3,735)	11,742
Payable after 2011	15,812	(1,688)	14,124
Total capital lease liabilities	93,745	(36,611)	57,134

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies from 19.7% to 19.9% on different groups of equipment. Interest expense charged to the accompanying Group’s income statement in 2006 and 2005 amounts to $6,270 and $300, respectively.

19.          SHAREHOLDERS’ EQUITY

Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.3), of which 416,270,745 and 403,118,680 common shares were outstanding as of December 31, 2006 and 2005, respectively. As disclosed in Note 1, in the context of the reorganization under common control and based on the presentation of the Group as if it existed for all periods presented since its inception, the number of shares authorized and issued and earnings per share were based on the shares issued to Controlling Shareholders in connection with the formation of the Group in 2003, and that number of shares (less treasury shares) has been treated as outstanding for all periods presented except where capital contributions were made during 2002 and 2001 for which shares have been allocated to those contributions as if issued at that time based upon the number of shares that were issued for the contribution to acquired companies in the common control reorganization as determined in accordance with Russian law.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Treasury shares

In connection with the reorganization described in Note 1, 16,790,271 common shares were issued to Mechel Trading, a Group subsidiary, in exchange for shares contributed by the Controlling Shareholders and held by Mechel Trading. Consistent with the presentation of common shares as described above, 13,152,065 of these shares valued at their aggregate par value have been treated as held in treasury as of December 31, 2004 and 2005.

During the year ended December 31, 2006, the Group used 18,645,058 of its treasury shares to acquire 25.33% interest in Moskoks (see Note 2(j)). 12,996,208 shares used for the acquisition were treasury shares previously held by MIH (3.12% of voting stock) and 5,648,850 shares were acquired for this purpose from Calridge Ltd (See Note 10).

Stock-based compensation

During the year ended December 31, 2006, the Group sold 155,857 of its ordinary shares held in treasury (0.04% of voting shares) to certain Group executives. The difference of $209 between the sales price of $1,248 (or $8 per share) and market price of $1,457 was recorded as an operating expense.

Dividends

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Group’s subsidiaries. Dividends are subject to a 9% withholding tax in Russia for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Additional dividend tax could be imposed on the transfer of undistributed earnings of

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

subsidiaries to Mechel (generally, tax rate is assumed as 9%). Approximately $4,032,317 and $2,507,142 were available for dividends as of December 31, 2006 and 2005, respectively. Approximately $316,382 of undistributed retained earnings of the Group’s subsidiaries were restricted for distribution in accordance with a covenant provided in a loan agreement with BNP Paribas as of December 31, 2006.

On June 30, 2006, Mechel declared a dividend of 5,134 billion rubles ($189,582) for 2005, which was paid in July-September 2006. On June 29, 2005, Mechel declared a dividend of 5,543 million rubles (approximately $194,154), which was paid in July-August 2005.

Earnings per share

Net income per common share for all periods presented was determined in accordance with SFAS No. 128, “Earnings per Share”, by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2006	2005	2004
Net income available to shareholders	603,249	381,180	1,342,706
Total weighted average number of shares outstanding during the period	408,979,356	403,118,680	373,971,312
Earnings per common share	1.48	0.95	3.59

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Total weighted-average number of common shares outstanding during the period is as follows:

Dates outstanding	Shares outstanding	Fraction of period (days)	Weighted-average number of shares
2004:
Common shares: January 1-October 28	382,969,086	302	316,001,814
Common shares: October 29-December 31	416,270,745	64	72,790,513
Treasury shares: January 1-April 15	(16,790,271)	106	(4,862,756)
Treasury shares sold on April 15	2,297,815
Treasury shares: April 16-September 30	(14,492,456)	168	(6,652,275)
Treasury shares sold on October 1	1,340,391
Treasury shares: October 1-December 31	(13,152,065)	92	(3,305,984)
Total weighted average shares outstanding during the period	403,118,680		373,971,312
2005:
Common shares: January 1-December 31	416,270,745	365	416,270,745
Treasury shares: January 1-December 31	(13,152,065)	365	(13,152,065)
Total weighted average shares outstanding during the period	403,118,680		403,118,680
2006:
Common shares: January 1-December 31	416,270,745	365	416,270,745
Treasury shares: January 1-March 6	(13,152,065)	65	(2,342,149)
Treasury shares sold on March 6	155,857
Treasury shares: March 7-July 23	(12,996,208)	139	(4,949,240)
Treasury shares sold on July 23	12,996,208
Treasury shares: July 24-December 31	—	161	—
Total weighted average shares outstanding during the period	416,270,745		408,979,356

There were no dilutive securities issued as of December 31, 2006, 2005 and 2004.

Stock issued to minority shareholders

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

$8,956 was credited to additional paid-in capital, and the excess of fair value of Mechel stock over MMS shares of $7,505 was debited to goodwill.

In an effort to merge SKCC with several of its subsidiaries, additional shares of SKCC were issued in October 2004 and exchanged for current minority interest in Tomusinsk Group Processing Plant (TGPP). On October 15, 2004, TGPP merged with SKCC and ceased its existence as a legal entity. The non-monetary exchange of SKCC shares for TGPP shares that were cancelled was accounted for using the purchase method of accounting and, accordingly, the fair value of the SKCC stock issued of $340, was credited to additional paid-in capital.

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

On October 2-3, 2006, KOPM, Tomusinsk Transportation Centre and Lenin Mine merged with SKCC. The minority interests outstanding as of the merger dates were converted into SKCC shares. The non-monetary exchange was accounted for using the purchase method of accounting and accordingly, the fair value of SKCC stock of $9,641 issued, to acquire the minority interests was credited to additional paid-in capital.

20.          INCOME TAXES

Income (loss) before income tax, minority interests, discontinued operation and extraordinary gain attributable to different jurisdictions was as follows:

	Years ended December 31,
	2006	2005	2004
Russia	591,006	505,995	526,536
Switzerland	163,971	104,398	238,895
British Virgin Islands	74,322	(28,249)	787,829
Romania	35,217	(55,560)	(9,885)
Lithuania	287	(1,255)	2,390
Kazakhstan	—	486	(670)
Ukraine	30	44	—
Total	864,833	525,859	1,545,095

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	Years ended December 31,
	2006	2005	2004
Current income tax expense
Russia	196,659	140,753	162,057
Switzerland	11,630	8,176	22,713
Romania	—	239	2,223
Lithuania	—	—	—
Ukraine	11	10	—
	208,300	149,178	186,993
Deferred income tax expense (benefit)
Russia	24,776	(10,136)	(14,389)
Switzerland	(1,476)	(1,555)	3,183
Romania	(1,003)	(580)	70
Lithuania	2	110	(43)
Kazakhstan	—	(374)	(38)
	22,299	(12,535)	(11,217)
Total income tax expense	230,599	136,643	175,776

Taxes represent the Group’s provision for profit tax. In 2004-2006, income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania and at 30% in Kazakhstan. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates (24% for all three years ended December 31, 2006) to the income before taxes, minority interest and extraordinary items, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2006	2005	2004

Theoretical income tax expense computed on income before taxes at Russian statutory rate	207,560	126,206	370,823
Effects of other jurisdictions and permanent differences:
Property, plant and equipment basis difference	(2,349)	707	1,481
Non-deductible expenses and non-taxable income, net	47,546	8,591	25,502
Social expenditures	9,605	6,711	7,838
Loss carry-forward used	—	—	(5,840)
Change in valuation allowance	(17)	7,200	(4,563)
Deferred tax on planned distributions of Swiss subsidiaries	10,500	—	—
Other permanent differences	8,862	(520)	919
Different tax rates in foreign jurisdictions	(48,485)	(4,352)	(233,929)
Fines and penalties related to taxes	(2,563)	(7,900)	(284)
Change in tax rate and tax legislation	(60)	—	13,829
Income tax expense, as reported	230,599	136,643	175,776

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31,	December 31,
	2006	2005
Deferred tax assets, current:
Inventory and product related reserves	3,846	3,148
Bad debt allowance	2,671	3,155
Timing difference in cost recognition	1,050	3,010
Accrued liabilities	6,089	1,442
Vacation provision	5,482	4,123
Other	772	514
Total deferred tax asset, current	19,910	15,392
Deferred tax assets, non-current:
Net operating loss carry-forward	7,499	9,781
Asset retirement obligation	12,747	4,612
Property, plant and equipment	41,104	7,970
Pension obligations	11,958	11,757
Other	2,301	105
Total deferred tax assets, non-current	75,609	34,225
Valuation allowance for deferred tax assets	(12,836)	(11,130)
Total deferred tax asset, net	82,683	38,487

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	December 31,	December 31,
	2006	2005
Deferred tax liabilities, current:
Timing difference in revenue recognition	17,345	13,451
Marketable securities	30,554	—
Timing difference in cost recognition	1,210	2,833
Inventories	12,683	12,686
Bad debt provision	1,157	1,316
Other	2,686	1,788
Total deferred tax liabilities, current	65,635	32,074
Deferred tax liabilities, non-current:
Property, plant and equipment	140,116	75,556
Mineral licenses	39,194	32,044
Investments	2,807	3,329
Unremitted earnings of foreign subsidiaries	10,500	—
Timing difference in cost recognition	—	153
Other	4,500	917
Total deferred tax liabilities, non-current	197,117	111,999
Total deferred tax liability	262,752	144,073

A deferred tax liability of approximately $10,500 was recognized as of December 31, 2006, due to the Group management’s decision to distribute $70,000 of MIH unremitted earnings as dividends.

A deferred tax liability of approximately $155,077 and $278,492 as of December 31, 2006 and 2005, respectively, has not been recognized for temporary differences related to the Group’s investment in other foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently, except the case described in the previous paragraph.

Similarly, a deferred tax liability of $269,862 and $89,553 as of December 31, 2006 and 2005, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to a tax-free reorganization or merger of major subsidiaries into Mechel. A deferred tax liability of $3,706 and $2,251 as of December 31, 2006 and 2005, respectively, was recognized for temporary difference related to unremitted earnings of Yakutugol.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. For Russian income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred in 2002-2006, which may be carried forward for use against their future income within 10 years. Their use was restricted to a maximum of 30% of taxable income of the respective subsidiary of the Group in 2005, to a maximum of 50% of taxable income in 2006 and will have no restrictions effective January 1, 2007. Tax loss carryforwards may be eroded by future devaluation of the ruble. As of December 31, 2006, for statutory income tax purposes, the subsidiaries of the Group had tax losses available to carryforward of approximately $69,204 expiring as follows:

December 31, 2007	374
December 31, 2008	11,038
December 31, 2009	6,175
December 31, 2010	31,424
December 31, 2011	3,417
Thereafter	16,776
Total loss carryforward	69,204

21.          TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated income statements are comprised of the following:

	Years ended December 31,
	2006	2005	2004
Property and land tax	56,463	51,280	42,476
VAT	2,885	1,887	1,017
Fines and penalties related to taxes	(2,895)	14,047	13,340
Other taxes and penalties	25,687	23,469	12,452
Total taxes other than income tax	82,140	90,683	69,285

Property and land tax consists mostly of payments for land tax, which amounted to $29,356, $30,700, and $28,880 for the years ended December 31, 2006, 2005 and 2004, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of perpetual use. According to land legislation, the right of perpetual use has to be re-registered before January 1, 2008 through purchase of land or operating leases up to 49 years, which will be decided by the Group during 2007.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

22.          GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years ended December 31,
	2006	2005	2004
Personnel and social contributions	134,840	109,735	88,189
Social expenses	33,156	38,269	27,751
Fixed assets disposals	1,320	1,801	5,736
Audit and consulting services	20,426	20,234	12,432
Depreciation	12,856	9,434	7,621
Rent	4,238	5,341	13,729
Banking charges and services	6,468	3,907	3,678
Other	76,631	71,007	69,903
Total general, administrative and other operating expenses	289,935	259,728	229,039

Rent represents office-related expenses and expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $3,608, $2,843 and $2,184 for the years ended December 31, 2006, 2005 and 2004, respectively. The amount of rental payments is determined by local authorities and cannot be reasonably estimated beyond a five-year horizon. The table below presents future land rental payments for the next five years under non-cancelable operating lease agreements based on the current rental rates:

Operating
Year of payment	lease payments
2007	4,512
2008	3,788
2009	4,121
2010	4,505
2011	4,949
Thereafter	127,290
Total land operating lease payments	149,165

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

23.          OTHER INCOME, NET

Other income, net, is comprised of the following:

	Years ended December 31,
	2006	2005	2004
Gain on sale of MMK shares	—	—	799,982
(Loss) gain on sale of other long-term investments	(5,047)	2,743	3,423
Gain on forgiveness of fines and penalties	69,767	38,383	18,296
Gain on accounts payable with expired legal term	843	23,347	1,250
Dividends received	—	—	2,407
Gain (loss) on sale of promissory notes	150	(3)	(2,044)
Other	3,688	1,450	13,503
Total other income, net	69,401	65,920	836,817

On December 21, 2004, the Group sold most of its shares in MMK to a third party for the total of $870,000, including $90,000 paid under a mutual release agreement, in which all potential claims between Mechel, on one hand, and MMK and its other shareholders, on the other, are waived. The total sales price was received in cash. The gain realized on the sale of MMK shares in 2004 was equal to $799,982.

Gain on forgiveness of fines and penalties of $69,767 in 2006 includes forgiveness of specified portion of restructured fines and penalties of the Groups’ Russian subsidiaries in accordance with the terms of restructuring agreements, upon the full and timely payment of current taxes, as well as of restructured principle amounts of taxes and charges, and $44,571 of fines and penalties forgiven due to closing the Privatization Contract for Mechel Targoviste nine months ahead of schedule (see also Note 15).

Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

24.          SEGMENTAL INFORMATION

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

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Segmental information for 2006, 2005 and 2004 is as follows:

	Mining	Steel	2006	Mining	Steel	2005	Mining	Steel	2004
Revenues from external
customers	1,336,142	3,061,669	4,397,811	1,094,782	2,710,213	3,804,995	878,417	2,757,538	3,635,955
Intersegment revenues	376,569	23,664	400,233	336,593	56,633	393,226	322,992	74,651	397,643
Gross margin	679,390	849,857	1,529,247	715,636	620,225	1,335,861	644,158	766,709	1,410,867
Gross margin*, %	39.7%	27.5%	34.8%	50.0%	22.4%	35.1%	53.6%	27.1%	38.8%
Depreciation, depletion and amortization	94,115	102,112	196,227	71,811	95,789	167,600	56,768	81,052	137,820
Loss on write-off of property, plant and equipment	—	(2,418)	(2,418)	—	(12,667)	(12,667)	—	—	—
Operating income	321,962	403,736	725,698	401,252	114,476	515,728	384,053	366,754	750,807
(Loss) / Income from equity investees	(9,858)	—	(9,858)	12,426	—	12,426	4,621	—	4,621
Interest income	2,974	5,340	8,314	6,884	3,165	10,049	881	1,494	2,375
Interest expense	12,461	25,722	38,183	4,940	35,889	40,829	15,351	36,058	51,409
Segment assets	1,798,064	2,650,994	4,449,058	1,667,017	1,933,066	3,600,083	1,682,871	1,995,398	3,678,269
Invesments in equity investees**	428,845	—	428,845	408,377	—	408,377	7,353	—	7,353
Capital expenditures	233,371	164,472	397,843	260,056	260,498	520,555	81,177	222,234	303,411
Income tax expense	(104,762)	(125 ,837)	(230,599)	(75,223)	(61,420)	(136,643)	(57,599)	(118,177)	(175,776)
Extraordinary gain	—	—	—	—	—	—	271	—	271

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

	2006	2005	2004
Domestic:
Russia	2,422,621	1,753,103	1,432,866
Other	335,759	328,229	244,210
Total	2,758,380	2,081,332	1,677,076
Export	1,639,431	1,723,663	1,958,879
Total revenue, net	4,397,811	3,804,995	3,635,955

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2006 and 2005, and for each of the three years in the period ended

December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2006	2005	2004
Russia	2,285,702	1,753,103	1,432,866
Europe	1,220,867	1,175,743	1,260,264
Asia	198,226	342,450	551,153
CIS	305,170	281,570	224,907
Middle East	116,877	148,395	114,372
USA	242,936	57,074	33,090
Other regions	28,033	46,660	19,303
Total	4,397,811	3,804,995	3,635,955

The majority of the Group’s long-lived assets are located in Russia. The carrying amount of net assets pertaining to the Group’s major operation located outside Russia as of December 31, 2006 and 2005 was as follows:

	2006	2005
Switzerland/Liechtenstein	2,281	2,457
Lithuania	4,924	2,059
Romania	108,469	81,593

Because of significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue, except for the Group’s sales to Glencore International AG (predominantly Steel segment products), which comprised 13.1%, 9.7% and 8.2% of the Group’s total revenue for 2006, 2005 and 2004, respectively.

25.          COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2006, total Group’s contract commitments amounted to $775,835, which consisted of the following: commitment to acquire property, plant and equipment $26,486, and commitment for delivery of goods and services $749,349.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Contingencies

(a)          Guarantees

As of December 31, 2006, the Group guaranteed the fulfillment of obligations to third parties under various debt agreements for the total amount of $473,740. The guarantees given for loans received by various subsidiaries and employees of the Group amounted to $472,146 and $1,594, respectively. In case the borrower fails to fulfill its obligations under the loan agreement, the Group repays the outstanding amount under the debt agreement with all interests, fines and penalties due. Maximum potential amount of future payments under the guarantees given as of December 31, 2006 amounted to $473,740.

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

Upon acquisition of Mechel Targoviste and Mechel Campia Turzii, as part of the purchase agreements, the Group committed to the Romanian government to invest $7,300 and $4,581, through 2008, respectively into environment development and restoration. The environment obligation taken by the Group in relation to Mechel Campia Turzii was discounted using 17% rate and included in the cost of investment in the amount of $2,673, together with cash consideration paid. Mechel Targoviste and Mechel Campia Turzii met all environmental obligations by December 31, 2006.

In April 2006, the Group became aware of unasserted claims related to the potential non-compliance with established pollution norms. Management estimated and accrued for, and this risk in the financial statements for the year ended December 31, 2006 in the amount of $69.

The estimated amount of capital investments under the abovementioned environmental claims could be up to approximately $10,915, including $7,615 for Mechel Campia Turzii disclosed in section (g) below. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

(c)           EU ascension commitments

Integration of Romania into the European Union (“EU”) required, in particular, adoption of a new strategy aimed at restructuring of major national metallurgical entities, including Mechel Targoviste and Mechel Campia Turzii. As an integral part of restructuring process, individual viability plans agreed with EU consultants are to be incorporated into the business plans of all entities. Implementation of these plans and achievement of the targets should to be provided by investors in accordance with their contractual obligations under privatization contracts. Viability plans of Mechel Targoviste and Mechel Campia Turzi

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

include additional investments into technology development and ecology improvement. After restructuring completion, key business performance indicators of both companies are to be in line with effectiveness requirements of the EU. Management has not determined impact thereof on the Group’s Romanian subsidiaries as of June 26, 2007.

(d)          Taxation

The Group is subject to taxation to the largest extent in Russia, and secondarily in other jurisdictions. The Russian tax system continues to evolve. Applicable taxes include value-added tax, corporate income tax (profit tax), turnover-based taxes, payroll (social) taxes and others. Laws related to these taxes have been adopted only recently, in contrast to more developed market economies; and implementing regulations are often unclear or nonexistent. Many Russian tax laws and related regulations introduced in 2002 and previous years were not always clearly drafted and their interpretation is subject to the opinions of local tax authorities, the Central Bank and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual, and few precedents with regard to issues have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of authorities that are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

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

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. The Group accrued $34,143 of tax claims, including fines and penalties related to mineral extraction tax of KMP in the amount of $27,269, for which the Group had lost court hearings in the first two levels of Russian judicial system. The management believes these tax contingencies are probable. Consequently, relevant accruals have been made in the financial statements as of December 31, 2006 for this contingency.

As of December 31, 2006, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations and are not accrued in the consolidated financial statements could be up to approximately $89,000 as of December 31, 2006, including those related to transfer pricing (Note 25 (f)).

(e)           Litigation, claims and assessments

The Group is subject to various lawsuits, claims and proceedings related to matters incidental to its business. In the opinion of management, the Group’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than those described in Notes 15 and 25, would not have a material effect upon the financial condition, results of operations or liquidity of the Group.

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

In the third quarter of 2006, certain SKCC minority shareholders filed several legal claims against the Group. In particular, Austro (Cyprus) Limited, possessing 4.1% and 0.5% of total share capital of Krasnogorsk Open Pit Mine and Lenin Mine, respectively, and Lankrennan Investments Limited, possessing 7.3% of total share capital of Olzherassk Open Pit Mine, issued claims in respect of alleged minority shareholders’ rights violation during the merger of these subsidiaries with SKCC in the fourth quarter of 2005.

Claimants demand to rescind shares exchanges between SKCC and its subsidiaries and to compensate the above mentioned subsidiaries for allegedly deprived profits of $259,000. If satisfied in court, this claim may result in minority share increase of approximately $45,541 in the Group’s consolidated financial statements. There is also another portion of claims in respect of undervaluation of SKCC subsidiaries’ shares. The maximum amount that could be allocated to claimants’ shares based on these claims approximates $31,000. In addition, if sustained by the court, these claims could also trigger additional significant tax implications for the Group. The claim of Lankrennan Investments Limited of $98,000 was dismissed by the court in the first legal instance. The Group is expecting an appeal.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(f)             Transfer pricing

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transaction between related entities and certain other types of transactions between independent parties, such as foreign trade transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge the Group’s price and propose adjustments. If such price adjustments are upheld by the Russian courts and implemented, the Group’s future financial results could be adversely affected. In addition, the Group could face significant losses associated with the assessed of prior tax underpaid and related interest and penalties, which could have an adverse effect on the Group’s financial condition and results of operations. The Group believes that such transfer pricing related tax contingencies are possible rather than probable.

(g)           Other commitments

In the course of acquisition of various subsidiaries in 2002 and 2003, the Group undertook a number of commitments in respect of future capital expenditures connected with the development of production facilities. The Group committed to make the investment for the development of the production facilities and improvements of the environmental compliance in Mechel Campia Turzii and Mechel Targoviste, for the total of approximately $22,659 and $21,072 respectively, during a period of five years from the date of acquisition. Also the Group committed to maintain workforce level at Mechel Campia Turzii for five years. Total obligations of Mechel Campia Turzii and Mechel Targoviste under privatization contracts as of December 31, 2006 amounted to $7,615 and $nil, respectively. Environmental obligations of Mechel Targoviste were fulfilled completely in the third quarter of 2006. Environmental obligations of Mechel Campia Turzii increased in comparison with prior periods due to revision of some contracts’ substance and relevant reclassification of obligations to appropriate categories of some contracts. Amounts related to environmental obligations are disclosed separately in section (b) above.

26.          SUBSEQUENT EVENTS

(a)          Early termination of Privatization Agreement for Mechel Campia Turzii

In April 2007, the AVAS officially confirmed that the Group had fully fulfilled all its investment obligations assumed in accordance with the Privatization Agreement for Mechel Campia Turzii. As a result, the Group will recognize gain on discharge of all obligations disclosed in Note 25(g) in the second quarter of 2007.

(b)          Southern Kuzbass Power Plant OAO (SKPP)

On March 29, 2007, the Group acquired 93.4% of the charter capital of SKPP for approximately $265,000 at a public auction. The plant was separated from Kuzbassenergo as a result of its reorganization

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006 and 2005, and for each of the three years in the period ended
December 31, 2006

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

in July 2006. SKPP is located in the Kemerovo Region. As of January 1, 2007, its installed electric power capacity is 554 MWt, and the heat power capacity is 560 Gcal/h. The acquisition will be accounted for using the purchase method of accounting from the date of acquisition of control, March 29, 2007.

(c)           Kuzbass Energy Sales Company OOO (Kuzbassenergosbyt)

In May 2007, the Group acquired 49% of the charter capital of Kuzbassenergosbyt for approximately $43,000 at a public auction. Together with 1.2% owned by the Group before the acquisition, the share of the Group in Kuzbassenergosbyt has reached 50.2%. The acquisition will be accounted for using the purchase method of accounting in 2007 from the date of acquisition of control.

(d)          Cancellation of golden share in Izhstal

On February 6, 2007, the “golden share” of the Government of the Russian Federation in Izhstal OAO was cancelled by the order No. 141-p of the Government of the Russian Federation.