Form 20-F
period 2007-12-31
Mechel OAO
filed 2008-06-19
CIK 1302362

Use these links to rapidly review the document
TABLE OF CONTENTS
CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

  34,515,823 ADSs
  14,046,609 GDSs
  416,270,745 common shares

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes    ☐ No

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

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17    ☐ Item 18

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

(1)
Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

        Unless the context otherwise requires, references to "Mechel" refer to Mechel OAO, and references to "our group," "we," "us" or "our" refer to Mechel OAO together with its subsidiaries.

        Our business consists of three segments: mining, steel and power. References in this document to segment revenues are to revenues of the segment excluding intersegment sales, unless otherwise noted.

        For purposes of calculating certain market share data, we have included businesses that are currently part of our group that may not have been part of our group during the period for which such market share data is presented.

        In this document, references to "U.S. dollars," "$" or "cents" are to the currency of the United States, references to "rubles" or "RUR" are to the currency of the Russian Federation and references to "euro" or "€" are to the currency of the member states of the European Union (the "E.U.") that participate in the European Monetary Union.

        The term "tonne" as used herein means a metric tonne. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds.

        Certain amounts that appear in this document have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables or in the text may not be an arithmetic aggregation of the figures that precede them.

        "CIS" means the Commonwealth of Independent States, its member states being Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

i

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

  •
  the strength of our competitors.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergies expected to result from our recent acquisitions, our ability to integrate successfully the power segment of our business, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Russian economy, political stability in Russia, volatility in stock markets or in the price of our shares, American depositary shares ("ADSs") or global depositary shares ("GDSs") (collectively, our "Shares"), financial risk management, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports to be filed by us with the Securities and Exchange Commission (the "SEC").

        Except to the extent required by law, neither we, nor any of our agents, employees or advisers intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

ii

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected Financial Data

        The financial data set forth below as of December 31, 2007, 2006, 2005, 2004 and 2003, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").(1)

        Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. See note 1(a) to our consolidated financial statements in "Item 18. Financial Statements." The financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included under "Item 18. Financial Statements" and "Item 5. Operating and Financial Review and Prospects."

	Year ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars, except per share data)
Consolidated income statement data:
Revenue, net	6,683,842	4,397,811	3,804,995	3,635,955	2,028,051
Cost of goods sold	(4,166,864)	(2,860,224)	(2,469,134)	(2,225,088)	(1,422,987)

Gross profit	2,516,978	1,537,587	1,335,861	1,410,867	605,064
Selling, distribution and operating expenses	(1,119,385)	(811,889)	(820,133)	(660,060)	(407,383)

Operating income	1,397,593	725,698	515,728	750,807	197,681
Other income and expense, net	(12,146)	139,135	10,131	794,288	(21,555)
Income before tax, minority interest, discounted operations, extraordinary gain and changes in accounting principle	1,385,447	864,833	525,859	1,545,095	176,126
Income tax expense	(356,320)	(230,599)	(136,643)	(175,776)	(47,759)
Minority interest in loss (income) of subsidiaries	(116,234)	(31,528)	(6,879)	(11,673)	18,979

Income from continuing operations	912,893	602,706	382,337	1,357,646	147,346
Income (loss) from discontinued operations, net of tax	158	543	(1,157)	(15,211)	(5,790)
Extraordinary gain, net of tax	—	—	—	271	5,740
Changes in accounting principle, net of tax	—	—	—	—	(3,788)

Net income	913,051	603,249	381,180	1,342,706	143,508

Currency translation adjustment	136,673	148,920	(53,822)	49,116	46,921
Change in pension benefit obligation	(14,365)	—	—	—	—
Adjustment of available-for-sale securities	(5,059)	11,203	2,181	(2,350)	—
Additional minimum pension liability	—	(4,669)	—	—	—

Comprehensive income	1,030,300	758,703	329,539	1,389,472	190,429

Earnings per share from continuing operations	2.19	1.48	0.95	3.63	0.39
Loss per share effect of discontinued operations	—	—	—	(0.04)	(0.01)
Earnings per share effect of extraordinary gain	—	—	—	—	0.02
Earnings per share effect of changes in accounting principle	—	—	—	—	(0.01)

Net income per share	2.19	1.48	0.95	3.59	0.39

Cash dividends per share	0.76	0.46	0.48	0.01	0.07

Weighted average number shares outstanding	416,270,745	408,979,356	403,118,680	373,971,312	366,178,815
Steel segment income statement data:
Revenue, net(2)	4,443,200	3,083,652	2,767,028	2,832,189	1,656,358
Cost of goods sold(2)	(3,387,007)	(2,224,366)	(2,158,499)	(2,065,480)	(1,230,314)

Gross profit	1,056,193	859,286	608,529	766,709	426,044
Selling, distribution and operating expenses	(498,019)	(452,820)	(502,248)	(399,955)	(291,814)

Operating income	558,174	406,466	106,281	366,754	134,230

Mining segment income statement data:
Revenue, net(2)	2,556,995	1,682,523	1,427,172	1,198,705	596,904
Cost of goods sold(2)	(1,241,665)	(1,008,806)	(715,875)	(556,878)	(419,619)

Gross profit	1,315,330	673,717	711,297	641,827	177,285
Selling, distribution and operating expenses	(428,632)	(354,669)	(315,713)	(259,409)	(115,327)

Operating income	886,698	319,048	395,584	382,418	61,959

Power segment income statement data:
Revenue, net(2)	598,515	123,322	24,532	15,907	13,533
Cost of goods sold(2)	(393,154)	(110,273)	(20,242)	(13,576)	(11,798)
Gross profit	205,361	13,049	4,290	2,331	1,735
Selling, distribution and operating expenses	(192,734)	(4,400)	(2,172)	(694)	(243)

Operating income	12,627	8,649	2,118	1,637	1,491

Consolidated balance sheet data (at period end):
Total assets	9,227,643	4,457,404	3,600,083	3,678,269	1,834,509
Shareholders' equity	3,504,933	2,864,963	2,210,474	2,057,629	448,826
Long-term debt, net of current portion	2,321,922	322,604	45,615	216,113	122,311
Consolidated cash flows data:
Net cash provided by operating activities	904,969	554,923	620,875	296,137	119,858
Net cash provided by (used in) investing activities	(3,410,466)	(552,538)	(994,707)	455,716	(210,317)
Net cash provided by (used in) financing activities	2,549,881	(162,782)	(308,870)	252,269	103,079
Non-U.S. GAAP measures(3):
Consolidated EBITDA(4)	1,658,661	1,068,258	726,252	1,707,711	341,472
Steel segment EBITDA(4)	733,523	663,244	262,363	1,249,643	245,820
Mining segment EBITDA	995,660	404,666	459,166	455,927	93,612
Power segment EBITDA	26,761	9,190	3,211	2,131	2,040

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

  EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

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

  Reconciliation of EBITDA to net income is as follows for the periods indicated:

	Year ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars)
Consolidated EBITDA reconciliation:
Net income	913,051	603,249	381,180	1,342,706	143,508
Add:
Depreciation, depletion and amortization	290,315	196,227	167,600	137,820	101,689
Interest expense	98,976	38,183	40,829	51,409	48,516
Income taxes	356,320	230,599	136,643	175,776	47,759

Consolidated EBITDA	1,658,662	1,068,258	726,252	1,707,711	341,472

Steel segment EBITDA reconciliation:
Net income	394,207	410,142	59,830	1,014,356	114,011
Add:
Depreciation, depletion and amortization	127,329	102,098	95,715	81,052	67,272
Interest expense	74,928	25,723	35,158	36,058	38,351
Income taxes	137,059	125,281	61,661	118,177	26,186

Steel segment EBITDA	733,523	663,244	252,363	1,249,643	245,820

Mining segment EBITDA reconciliation:
Net income	591,943	195,504	308,377	327,211	28,322
Add:
Depreciation, depletion and amortization	146,673	93,550	70,563	56,251	33,951
Interest expense	40,945	12,390	5,616	15,351	10,165
Income taxes	216,099	103,221	74,610	57,124	21,174

Mining segment EBITDA	995,660	404,666	459,166	455,937	93,612

Power segment EBITDA reconciliation:
Net income	(13,047)	6,066	1,230	1,139	1,175
Add:
Depreciation, depletion and amortization	16,314	579	1,322	517	466
Interest expense	20,332	448	286	—	—
Income taxes	3,162	2,097	373	475	399

Power segment EBITDA	26,761	9,190	3,211	2,131	2,040

(4)
The 2004 amount includes a gain of $800.0 million from the sale of our stake in Magnitogorsk Iron & Steel Works OAO ("MMK").

Exchange Rates

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation (the "CBR").

        These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
Year ended December 31,	High	Low	Average(1)	Period End
2007	26.58	24.26	25.58	24.55
2006	28.78	26.18	27.19	26.33
2005	29.00	27.46	28.29	28.78
2004	29.45	27.75	28.81	27.75
2003	31.88	29.25	30.69	29.45

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
May 2008	23.88	23.54
April 2008	23.67	23.34
March 2008	24.05	23.51
February 2008	24.78	24.12
January 2008	24.89	24.29
December 2007	24.75	24.42

        The exchange rate between the ruble and the U.S. dollar on June 19, 2008 was 23.66 rubles per one U.S. dollar.

        No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all.

Recent Developments

  Cave-in at Lenin underground mine

        On May 30, 2008, there was a cave-in at the Lenin underground mine, an asset of our subsidiary Southern Kuzbass Coal Company in Kemerovo region in Russia. Five of our workers were killed. The causes of the accident are being investigated by the Kemerovo region office of the Russian Federal Service for Environmental, Technological and Nuclear Supervision ("Rostekhnadzor"). The mine resumed operations on June 16, 2008.

  Dividends

        On May 29, 2008, our Board of Directors recommended to the annual shareholders' meeting an annual dividend of 26.38 rubles per one common share for the 2007 fiscal year. The total dividend the Board recommended to the annual shareholders' meeting would amount to RUR 10,981,222,253.00.

  Change in share-to-ADS ratio

        On May 19, 2008, we announced a change in the ratio of our ADSs to common shares from 1:3 to 1:1. We issued two additional ADSs for each ADS existing after the market close on May 16, 2008 to implement the ratio change.

  Preferred shares

        We are considering a placement and listing of preferred shares on domestic and international markets. On April 30, 2008, our shareholders at an extraordinary shareholders' meeting adopted amendments to our charter, which were registered with the Russian state unified register of legal entities (as required for the amendments to become effective) on May 7, 2008. Pursuant to our amended charter we are authorized to issue 138,756,915 preferred shares with a nominal value of RUR 10 per share. The authorized preferred shares are not convertible into bonds or other securities, including common shares, of Mechel. Pursuant to a resolution dated May 14, 2008, our Board of Directors decided to increase our charter capital by authorizing Mechel's issuance of 55,000,000 preferred shares with a nominal value of RUR 10 per share.

  Acquisition of Ductil Steel

        In April 2008, we acquired a 100% stake in Ductil Steel S.A. ("Ductil Steel") for a purchase price of $221.0 million. Ductil Steel is a Romanian company that owns the Buzau plant which produces carbon and low alloyed steel rolled and wire products, and the Otelu Rosu plant which produces steel and billets for rolling. The Otelu Rosu plant's products are supplied to the Buzau plant and to third parties both domestically within Romania and abroad for further processing. In 2007, Ductil Steel produced 341,158 tonnes of raw steel, as well as 330,900 tonnes of steel billets, 178,462 tonnes of rebar, 96,603 tonnes of wire, 69,542 tonnes of wire rod, 47,764 tonnes of wire mesh and 6,631 tonnes of nails.

  Acquisition of Oriel Resources plc

        As of May 28, 2008, we completed the purchase of 99.5% of the outstanding shares of Oriel Resources plc ("Oriel") from its shareholders in a public offer conducted under the U.K. Takeover Code. We intend to purchase the remaining Oriel shares pursuant to a mandatory takeover procedure under Chapter 3 of Part 28 of the U.K. Companies Act 2006. The final purchase price was approximately $1.5 billion.

  Restructuring of mining and ferroalloy assets

        We are currently in the process of separating and consolidating our coal and iron ore assets under a separate mining subsidiary holding company within our group, and we intend to carry out a similar separation and consolidation of our ferroalloy assets (including nickel) in the near term. In connection with this restructuring, we intend to implement management, reporting and control systems for each such subsidiary holding company, allowing for the preparation of consolidated financial statements for each of them. We believe that such separation and consolidation will enable these businesses to obtain the financing necessary for their development and will enable us to optimize their value within our group, including through more focused operational management teams. Such financings may include the issuance and/or sale of both debt and equity securities, including the sale of equity securities in connection with a listing on an international stock exchange.

        We intend to retain voting control of these subsidiary holding companies as we continue to build upon our business model of vertical integration among our segments. See "—Risk Factors—Risks Relating to Our Business and Industry—If shares of our subsidiary holding companies are listed on a stock exchange, it could entail changes in such companies' management and corporate governance that might affect our integrated business model."

Risk Factors

        An investment in our Shares (including, as defined above, our ADSs and GDSs) involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this document, before you decide to buy our Shares. If any of the following risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, the value of our Shares could also decline and you could lose all or part of your investment.

        We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently are not aware of or deem immaterial, may also result in decreased operating revenues, increased operating expenses or other events that could result in a decline in the value of our Shares.

  Risks Relating to Our Business and Industry

  We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our results of operations and financial condition.

        Our mining business sells coal, iron ore and nickel. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future. Prolonged declines in world market prices for these products would have a material adverse effect on our revenues.

        The steel industry is highly cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw-material costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

  The steel and mining industries are highly competitive, and we may not be able to compete successfully.

        We face competition from Russian and international steel manufacturers and mining companies. Recent consolidation in the steel sector globally has also led to the creation of several large steel producers, some of which have greater financial resources and more modern facilities compared to us. We also face price-based competition from steel producers in emerging market countries, including, in particular, Ukraine. Increased competition could result in more competitive pricing and reduce our profitability.

        Our competitiveness is based in part on our operations in Russia and other former Eastern Bloc countries having a lower cost of production than competitors in higher-cost locations. Economic growth in the countries where our operations are based has been rapid in recent years and there has been a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. See "—Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products" and "—Inflation could increase our costs and decrease operating margins." If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our results of operations and financial condition.

  Successful implementation of our strategy to expand our specialty long product sales and coal sales depends on our ability to increase our export sales of these products.

        While we expect continued growth of demand in the Russian market for specialty long products, our strategy to expand these sales substantially is dependent on our ability to increase our exports of these products to other countries, particularly the E.U. countries. We face a number of obstacles to this strategy, including trade barriers and sales and distribution challenges.

        Likewise, our strategy to increase our sales of coal, particularly high-grade coking coal, is substantially dependent on our ability to increase our exports of these products from our coal assets in the Russian Far East to other countries, particularly Japan, China, South Korea and other Pacific Rim countries. In order to implement this strategy, we must complete the tasks of expanding the cargo-handling capacity of our Port Posiet seaport on the Sea of Japan and making the capital improvements necessary for the development of our Elga coal deposit. See "—We will require a significant amount of cash to fund our capital improvements program." If we fail to manage successfully the obstacles and tasks involved in the implementation of our export sales expansion strategy, it could materially adversely affect our prospects.

  We will require a significant amount of cash to fund our capital improvements program.

        Our ability to generate cash or obtain financing depends on many factors beyond our control, and we need cash and/or financing to carry out our capital expenditures program, which is an important part of our business strategy. We spent $833.5 million during 2007 and expect to spend approximately $800 million in 2008 on our capital expenditures program. These capital expenditures include investments in Yakutugol OAO ("Yakutugol"), including those required to be made pursuant to the terms of the subsoil license for the undeveloped Elga coal deposit. We plan to spend $5.2 billion on our capital expenditures program for the five year period of 2008-2012. See "Item 4. Information on the Company—Capital Improvements Program." Our ability to fund planned capital expenditures will, in part, depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        Most of our current borrowings are from Russian and international banks and financial institutions as well as ruble-denominated bonds. In the future, we may rely to a greater extent than currently on foreign capital markets and other foreign financing sources for our capital needs. It is possible that these international sources of financing, as well as Russian sources, may not be available in the future in the amounts we require or may be expensive. To meet our requirements, we will likely need to secure equity or debt financing, especially in international capital markets or from international lenders.

        In December 2007, we obtained our first international syndicated long-term loan in the amount of $2.0 billion in order to refinance our short term loans incurred in connection with the funding of the acquisition of Yakutugol, Elgaugol OAO ("Elgaugol"), which previously held the subsoil license for the Elga deposit, and related assets. In connection with this loan, we pledged to the lenders 49.9999% of the common shares in Yakutugol and have undertaken not to grant any further security interests with respect to our ownership of Yakutugol. It is possible that in the future such foreign sources of financing may not be available or may be expensive.

        International credit markets have experienced, and may continue to experience, high volatility and severe liquidity disruptions stemming from the follow-on effects of the illiquidity of U.S. residential mortgage-backed securities. These and other related events have had a significant impact on the global capital markets, and the reduced liquidity in the global capital markets could limit our ability to diversify our funding sources. Increased funding costs or greater difficulty in diversifying our funding sources might have an adverse effect on our business, financial condition and results of operations. See "—Risks Relating to the Russian Federation—Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our Shares to suffer" and "—Risks Relating to the Russian Federation—The Russian banking system is still developing, and another banking crisis could place severe liquidity constraints on our business."

  If shares of our subsidiary holding companies are listed on a stock exchange, it could entail changes in such companies' management and corporate governance that might affect our integrated business model.

        While we intend to continue to operate as an integrated business, if and when a listing of shares takes place in respect of the subsidiary holding companies we are forming or intend to form to consolidate our mining and ferroalloy assets, changes to the management structure of such subsidiary holding companies and/or the assets consolidated within them may be made in preparation for such a listing. After a listing of a subsidiary holding company, the subsidiary's directors and management would operate the business of such subsidiary, in accordance with applicable law, for the benefit of all shareholders, including minority shareholders. In addition, companies listed on stock exchanges typically comply with certain corporate governance requirements and are encouraged to implement certain corporate governance recommendations, including the appointment of independent directors. These and other changes, if implemented in connection with the consolidation and potential listing of subsidiaries holding our mining and/or ferroalloy assets, may result in decision-making by the directors and management of such subsidiaries that may not be consistent with our current integrated business model or otherwise result in situations where the interests of our group do not coincide with the interests of the subsidiary.

  Our business strategy envisions additional acquisitions and continued integration, and we may fail to identify suitable targets, acquire them on acceptable terms, identify all potential liabilities associated with them or successfully integrate them into our group.

        Our strategy relies on our status as an integrated metals, mining and power group, which allows us to benefit from economies of scale, realize synergies, better satisfy the needs of our Russian and international customers, reduce our reliance on third party brokers by distributing and selling our products directly to end users, and compete effectively against other mining, steel and power producers. We also intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, on an ongoing basis we need to identify suitable targets that would fit into our operations, acquire them on terms acceptable to us and successfully integrate them into our group. We often compete with Russian and international companies for acquisitions, including subsoil licenses.

        The acquisition and integration of new companies pose significant risks to our existing operations, including:

  •
  additional demands placed on our senior management, who are also responsible for managing our existing operations;

  •
  increased overall operating complexity of our business, requiring greater personnel and other resources; and

  •
  incurrence of debt to finance acquisitions and higher debt service costs related thereto.

        In addition, integrating new acquisitions may require significant initial cash investments. Furthermore, even if we are successful in integrating our existing and new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins.

        We have acquired and established businesses in countries that represent new operating environments for us and which are located at a great distance from our headquarters in Russia. These businesses conduct operations in accordance with local customs and laws. Thus, it may take some time to implement our operating standards and it is possible that for a certain period of time we may face some uncertainties with respect to the operational and financial needs of these businesses, which may hinder our integration efforts.

        In some instances we conduct limited due diligence investigations in connection with our acquisitions due to competitive process and the contractual documentation does not contain representations and warranties and indemnities to protect against unidentified liabilities and other losses. Moreover, these acquired businesses may not have financial reports prepared under internationally-accepted accounting standards. Accordingly, these businesses may face risks that we have not yet identified and that are not described in this document and we may not realize the full benefit of our investment, which could have a material adverse effect on our business and prospects.

  In the event the title to any privatized company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

        Almost all of our business consists of privatized Russian companies, and our business strategy will likely involve the acquisition of additional privatized companies. The Russian statute of limitations for challenging privatization transactions is three years. However, because Russian privatization legislation is vague, internally inconsistent and in conflict with other legislation, including conflicts between federal and local privatization legislation, and the statute of limitations for challenging certain actions related to privatization may be argued to begin to run only upon the discovery of a violation, many privatizations are vulnerable to challenge. In the event that any title to, or our ownership stakes in, any of the privatized companies acquired by us is subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially adversely affect our business and results of operations.

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

  We have had material weaknesses in our internal control over financial reporting in the past and we make no assurances that additional material weaknesses will not be identified in the future.

        Management identified four material weaknesses in our internal control over financial reporting as defined in the Public Company Accounting Oversight Board's Auditing Standard No. 5 that affected our financial statements for the year ended December 31, 2007. The material weaknesses in our internal control over financial reporting identified for the year ended December 31, 2007 are described in "Item 15. Controls and Procedures." Because of the effect of these material weaknesses, our auditors have opined that we have not maintained effective internal control over financial reporting as of December 31, 2007 under Section 404 of the Sarbanes-Oxley Act of 2002.

        Notwithstanding the steps we have taken and continue to take that are designed to remedy each material weakness identified as described above, we may not be successful in remedying these material weaknesses in the near or long term and we make no assurances that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our Shares.

  We depend on key accounting staff for the preparation of U.S. GAAP financial information. Given the competition for such personnel, we may be unable to retain our key accounting staff, which could disrupt our ability to timely and accurately report U.S. GAAP financial information.

        Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with Russian accounting standards. For every reporting period, we translate, adjust and combine these Russian statutory financial statements to prepare consolidated financial statements prepared in accordance with U.S. GAAP. This is a time-consuming task requiring us to have accounting personnel experienced in internationally-accepted accounting standards. We believe there is a shortage in Russia of experienced accounting personnel with knowledge of internationally-accepted accounting standards. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of internationally-accepted accounting standards. Such competition makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave our company. Under these circumstances, we may have difficulty in remedying the material weaknesses in our internal financial controls identified by our management and in the timely and accurate reporting of our financial information in accordance with U.S. GAAP. See "—We have had material weaknesses in our internal control over financial reporting in the past and we make no assurances that additional material weaknesses will not be identified in the future."

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

        The Land Code of the Russian Federation, as amended, which was enacted on October 25, 2001 (the "Land Code"), requires privatized Russian companies to either purchase or lease the land on which they operate by January 1, 2010. In accordance with the current legislation the repurchase price of land plots held under special title of perpetual use is set in the amount of 2.5% of the cadastral value of such land plots. We estimate that the cost for us to purchase the land on which we operate is $61.3 million. This estimate excludes certain land plots on which Beloretsk Metallurgical Plant OAO ("Beloretsk Metallurgical Plant") and Southern Kuzbass Coal Company OAO ("Southern Kuzbass Coal Company") operate, which have not been included in the state cadastral valuation.

  Increasing prices of electricity and natural gas could materially adversely affect our business.

        In 2007, our Russian operations purchased approximately 4.0 billion kilowatt-hours ("kWh") of electricity, representing 68% of their needs. Domestic electricity prices are currently regulated by the Russian government, but the government is in the process of liberalizing the wholesale electricity market and moving from regulated pricing to a market-based system. This could lead to higher electricity prices. In addition, according to a 2007 long-term macroeconomic forecast made by the Russian Ministry of Economic Development and Trade, electricity prices for industrial users are expected to reach 5.4 cents per kWh in 2008 and from 7.0 to 10.6 cents per kWh by 2020. In 2007, our average cost of electricity was 3.67 cents per kWh. Assuming a price of 5.4 cents per kWh in 2007, our Russian operations would have incurred approximately $69 million in additional costs. Further price increases for electricity may also occur in the future as the industry is controlled to a greater extent by the private sector. If we are required to pay higher prices for electricity in the future, our costs will rise and our business and prospects could be materially adversely affected.

        Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom OAO ("Gazprom"). Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the Russian government. These prices have been rising over the last few years. The average price for industrial consumers was approximately $50.4 per thousand cubic meters ($1.43 per thousand cubic feet) in 2007, and increased by 21% compared with 2006. Further, Russian domestic natural gas prices are significantly below Western European levels, which presently helps to provide us with a cost advantage over our competitors, which is expected to diminish as Russian domestic gas prices approach Western European levels. The Russian Ministry of Economic Development and Trade has forecasted natural gas prices in the range of $97 to $100 per thousand cubic meters ($2.75 to $2.83 per thousand cubic feet) in 2010. If we are required to pay higher prices for gas in the future, our costs will rise and our business and prospects could be materially adversely affected.

  Inflation could increase our costs and decrease operating margins.

        In 2007, the inflation rate was 11.9%, according to the Russian Federal State Statistics Service ("Rosstat"). The prices for many of our products are denominated in U.S. dollars. As we tend to experience inflation-driven increases in certain of our ruble-denominated costs, including salaries, rents and energy costs, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise, assuming the ruble-to-dollar exchange rate remains constant. See "—Further appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations." In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and have the effect of decreasing operating margins.

        Wage inflation in Russia has increased our cost of doing business. According to a February 2008 report of the Russian Ministry of Economic Development and Trade, the nominal average monthly wage from January through December 2007 was 26.7% higher than the corresponding period in 2006, and the inflation-adjusted average monthly wage grew by 16.2% from January through December of 2007, compared to a 13.3% increase during the same period in 2006. If wage inflation in Russia continues to increase, our labor costs will rise and our advantages with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid by us in Russia will be reduced or eliminated. See "—The steel and mining industries are highly competitive, and we may not be able to compete successfully."

  If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition and results of operations.

        Among other things, increased levels of indebtedness, and particularly increases in the level of secured indebtedness, could potentially: (1) limit our ability to obtain additional financing; (2) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (3) place us at a competitive disadvantage relative to our competitors with superior financial resources; (4) lead to a loss of collateral pledged as security; (5) render us more vulnerable to general adverse economic and industry conditions, (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends. Our ability to make payments on our indebtedness depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which we cannot control.

        In addition, Russian companies are limited in their ability to effect share placements and have shares in circulation outside of Russia, including in the form of ADSs and GDSs, due to Russian securities regulations. We have received permission from the Federal Financial Markets Service (the "FFMS") for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum volume allowed at that time. Current Russian securities regulations provide that no more than 35% of a Russian company's shares of a particular class or type may be placed and/or circulated abroad. It is unclear whether the FFMS's approval of an amount greater than 35% prior to the establishment of this limit will be respected, or whether the 35% limit established in the current regulations overrides prior FFMS permissions for higher amounts. Until this is clarified, we have instructed our depositary not to allow for the conversion of more than 35% of our common shares into ADSs and GDSs. Given that our ADSs and GDSs currently account for approximately 35% of our common shares, we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. Furthermore, in the event that securities regulations are enacted in the future that further reduce the 35% limit, our depositary may be forced to cancel and convert some of our ADSs and GDSs into a corresponding number of common shares. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

        Any of the foregoing factors may limit the amount of capital available to meet our operating requirements. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition and results of operations.

        We have merged and intend to continue to merge certain subsidiaries for operational reasons from time to time. Under Russian law, such mergers are considered a reorganization and the merged subsidiaries are required to notify their creditors of this reorganization. Russian law also provides that, for a period of 30 days after notice, these creditors have a right to accelerate the merged subsidiaries' indebtedness and demand reimbursement for applicable losses. In the event that we undertake any such merger and all or part of certain of our subsidiaries' indebtedness is accelerated, we and such subsidiaries may not have the ability to raise the funds necessary for repayment and our business and financial condition could be materially adversely affected.

  Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products.

        Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers in Russia and abroad. The Russian railways are owned by Russian Railways OAO ("Russian Railways"), an open joint-stock company wholly owned by the Russian government. Russian Railways is a state-sanctioned monopoly responsible for the management of all Russian railroads. The Russian government sets domestic rail freight prices and the terms of transportation. These rail freight prices are subject to annual adjustment based on, among other factors, inflation and the funding requirements of Russian Railways' capital investment program, which is in turn affected by the acute need to upgrade Russian Railways' rolling stock, track infrastructure and passenger- and cargo-handling facilities. If rail freight prices increase, or if there is a disruption in transportation of our materials and products due to a shortage of available working rolling stock, it could adversely affect our business, financial condition, results of operations and prospects.

        In December 2007, Russian Railways transferred over 200,000 of its freight cars to its subsidiary Pervaya Gruzovaya Kompaniya OAO ("First Freight Company"), which since beginning operations in December 2007 has rented freight cars to us, as well as to other rail freight consignors. However, freight shipping services are still rendered by Russian Railways. The commencement of the operations of First Freight Company has led to an increase in our freight shipment costs. According to Russian Railways, in the future First Freight Company will offer freight shipment services, including international shipping. The Russian press has reported that Russian Railways intends to conduct an initial public offering of First Freight Company shares. If First Freight Company's role in the Russian rail freight industry increases, or if its ownership or business model change as a result of an initial public offering of its shares, it could result in further increases in our freight shipment costs, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects.

        On May 6, 2008, an interdepartmental Russian government commission on structural reform of the rail transportation sector, headed by the Russian Ministry of Transportation, approved draft amendments to the Federal Law "On Rail Transportation," for further submission to the State Duma. The text of the draft has not been made public. Changes to Russian legislation regulating the rail transportation sector could result in further increases in our freight shipment costs, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects.

  We face numerous protective trade restrictions in the export of our steel segment products, and we may face export duties in the future.

        We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The E.U. has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe and the Baltic states (Estonia, Lithuania and Latvia) that joined the E.U. in 2004 as well as to Romania and Bulgaria, which joined the E.U. in 2007. Our sales into the E.U. constituted approximately 19% of our steel segment revenues and approximately 61% of our steel segment export revenues in 2007. The export of our steel into the E.U. is an important part of our growth strategy. If E.U. quotas are not increased in line with our sales growth objectives, our ability to expand our sales in the E.U. and pursue our growth strategy could be limited. In addition, the E.U. has imposed antidumping duties on certain of our exports. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant OOO ("Bratsk Ferroalloy Plant") for a period of five years.

        In 2007, approximately 20% of our steel segment's revenues from export sales were derived from sales of steel products that were subject to import restrictions. See "Item 4. Information on the Company—Steel Business—Trade restrictions."

        In May 2008, Russia's Minister of Industry and Trade invited us, as well as other major Russian steel producers such as Metalloinvest OOO ("Metalloinvest"), Evraz Group S.A. ("Evraz Group"), Severstal OAO ("Severstal"), MMK and Novolipetsk Metallurgical Works OAO ("NLMK"), to develop a joint position on the Russian government's proposal to impose tariffs on exports of steel from Russia or to abolish import tariffs on imported steel products. The imposition of export duties on steel would make our steel products more expensive for end users, which could reduce our competitiveness vis-à-vis our international competitors and result in a loss of a portion of our export sales, which could materially adversely affect the results of our operations, financial condition and prospects. See "—We benefit from Russia's tariffs and duties on imported steel, which may be eliminated in the future."

  We benefit from Russia's tariffs and duties on imported steel, which may be eliminated in the future.

        Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5% of value, but also increase to 15% of value for certain higher value-added steel products. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2007. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect our revenues and results of operations.

        In August 2007, Russia and Ukraine signed an agreement imposing quotas on the export of Ukrainian steel bars to the Russian market. The agreement will be effective through December 31, 2010. The total quota of steel bars from Ukraine to Russia is equal to 1,205,000 tonnes during the effective term of the trade agreement and is divided into annual volumes. We believe that we benefit from this agreement because it prevents subsidized Ukrainian exports from reducing the prices we otherwise could obtain for these products in our domestic markets.

        From March 20, 2007, an antidumping duty has been imposed on corrosion-resistant steel originating in the E.U. at the rate of €840 per tonne. The duty, which we believe will benefit us, will be in force for a total of three years.

        According to available public information, Russia could join the World Trade Organization (the "WTO") as early as 2009. Russia's future accession to the WTO could negatively affect our business and prospects. In particular, Russia's entry into the WTO may require gradual reduction or elimination of import tariffs and duties on steel products, causing increased competition in the Russian steel market from foreign producers and exporters. See also "—Increasing prices of electricity and natural gas could materially adversely affect our business."

  Further appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations.

        Our reporting currency is the U.S. dollar. Our products are typically priced in rubles for Russian domestic sales (or in other local currencies for domestic sales outside of Russia, as the case may be) and in U.S. dollars (and, to a lesser extent, euros) for export sales, whereas the majority of our direct costs are incurred in rubles and, to a lesser extent, in other local currencies where our operations are based. Appreciation in real terms of the ruble against the U.S. dollar results in an increase in our costs relative to our revenues, while at the same time depreciating our U.S. dollar-denominated liabilities. In 2007, the ruble appreciated in real terms against the U.S. dollar by 15% as compared with 2006, according to Rosstat. If the prices we are able to charge for our products do not increase enough to compensate for our increasing ruble expenditures, further real appreciation of the ruble against the U.S. dollar may materially adversely affect our results of operations.

  Limitations on the conversion of rubles to foreign currencies in Russia could increase our costs when making payments in foreign currencies to suppliers and creditors and could cause us to default on our obligations to them.

        Many of our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. However, as the Russian authorities may impose limitations on the currency conversion market in the event of an economic or currency crisis, in such an event there may be a delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

  Estimates of our reserves are subject to uncertainties.

        The estimates concerning our reserves contained in this document are subject to uncertainties. These estimates are based on interpretations of geological data obtained from sampling techniques and projected rates of production in the future. Actual production results may differ significantly from reserve estimates. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant commodity.

        In addition, the calculation of reserves of the Elga coal deposit, which we acquired in October 2007 along with our acquisition of Yakutugol, is subject to certain risks due to the license obligations and capital costs involved in commencing production and the nature of the undeveloped Elga coal deposit. See "Item 4. Information on the Company—Mining Business—Mineral reserves."

  We are subject to mining risks.

        Our business operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property.

        In particular, hazards associated with our open pit mining operations include, but are not limited to:

  •
  flooding of the open pit;

  •
  collapses of the open pit wall;

  •
  accidents associated with the operation of large open pit mining and rock transportation equipment;

  •
  accidents associated with the preparation and ignition of large-scale open pit blasting operations;

  •
  deterioration of production quality due to weather; and

  •
  hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

        Hazards associated with our underground mining operations include but are not limited to:

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

        Our operations and properties are subject to environmental, worker protection and industrial safety and other laws and regulations in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants and waste, some of which are hazardous, such as benzapiren, sulfur oxide, sulfuric acid, nitrogen ammonium, sulfates, nitrites and phenicols. Some of our operations result in the creation of hazardous sludges, including sludges containing base elements such as chromium, copper, nickel, mercury and zinc. The creation, storage and disposal of such hazardous waste is subject to environmental regulations, including some requiring the clean-up of contamination and reclamation, such as requirements for cleaning up highly hazardous waste oil and iron slag. In addition, pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable.

        Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the E.U. or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for noncompliance with environmental rules. In addition, we are currently assessing whether our Romanian operations will face higher environmental compliance costs due to the integration of Romania into the E.U. See note 26(c) to our consolidated financial statements in "Item 18. Financial Statements."

        Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2007, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $71.3 million for asset retirement obligations, consistent with U.S. GAAP requirements. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

        Also, in the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to halt for a 90-day period. We have been cited in Russia for various violations of environmental regulations in the recent past, including during the 2007 financial year, and we have paid certain fines levied by regulatory authorities in connection with these infractions. Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business could suffer and our operating results could be negatively affected.

        In addition, we are generally not indemnified against environmental liabilities or any required land reclamation expenses of our acquired businesses that arise from activities that occurred prior to our acquisition of such businesses. See "—Our business strategy envisions additional acquisitions and continued integration, and we may fail to identify suitable targets, acquire them on acceptable terms, identify all potential liabilities associated with them or successfully integrate them into our group."

  Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.

        Our business depends on the continuing validity of our licenses and the issuance of new licenses and our compliance with the terms thereof, including subsoil licenses for our mining operations. Regulatory authorities exercise considerable discretion in the timing of license issuance, renewal of licenses and monitoring licensees' compliance with license terms. In particular, subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See "Item 4. Information on the Company—Regulatory Matters—Subsoil licensing—Maintenance and termination of licenses." If regulatory authorities determine that we have violated the terms of our licenses, it could lead to suspension or termination of our licenses, and to administrative, civil and criminal liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. See "Item 4. Information on the Company—Mining Business—Mineral reserves." Accordingly, these factors may seriously affect our ability to operate our business and realize our reserves.

  Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business and results of operations.

        Most of the existing subsoil licenses in Russia date from the Soviet era. During the period between the dissolution of the Soviet Union in August 1991 and the enactment of the first post-Soviet subsoil licensing law in the summer of 1992, the status of subsoil licenses and Soviet-era mining operations was unclear, as was the status of the regulatory authority governing such operations. The Russian government enacted the Procedure for Subsoil Use Licensing on July 15, 1992, which came into effect on August 20, 1992 (the "Licensing Regulation"). As was common with legislation of this time, the Licensing Regulation was passed without adequate consideration of transition provisions and contained numerous gaps. In an effort to address the problems in the Licensing Regulation, the Ministry of Natural Resources (the "MNR") issued ministerial acts and instructions that attempted to clarify and, in some cases, modify the Licensing Regulation. Many of these acts contradicted the law and were beyond the scope of the MNR's authority, but subsoil licensees had no option but to deal with the MNR in relation to subsoil issues and comply with its ministerial acts and instructions. Thus, it is possible that licenses applied for and/or issued in reliance on the MNR's acts and instructions could be challenged by the prosecutor general's office as being invalid. In particular, deficiencies of this nature subject subsoil licensees to selective and arbitrary governmental claims.

        Legislation on subsoil rights still remains internally inconsistent and vague, and the regulators' acts and instructions are often arguably inconsistent with legislation. Subsoil licensees thus continue to face the situation where both failing to comply with the regulator's acts and instructions and choosing to comply with them places them at the risk of being subject to arbitrary governmental claims, whether by the regulator or the prosecutor general's office. Our competitors may also seek to deny our rights to develop certain natural resource deposits by challenging our compliance with tender rules and procedures or compliance with license terms.

        A provision that a license may be suspended or terminated if the licensee does not comply with the "significant" or "material" terms of a license is an example of such a deficiency in the legislation. However, the MNR (including its successor agency since May 13, 2008, the Ministry of Natural Resources and Ecology) has not issued any interpretive guidance on the meaning of these terms. Similarly, under Russia's civil law system, court decisions on the meaning of these terms do not have any precedential value for future cases and, in any event, court decisions in this regard have been inconsistent. These deficiencies result in the regulatory authorities, prosecutors and courts having significant discretion over enforcement and interpretation of the law, which may be used to challenge our subsoil rights selectively and arbitrarily.

        Moreover, during the tumultuous period of the transformation of the Russian planned economy into a free market economy in the 1990s, documentation relating to subsoil licenses was not properly maintained in accordance with administrative requirements and, in many cases, was lost or destroyed. Thus, in many cases, although it may be clearly evident that a particular enterprise has mined a licensed subsoil area for decades, the historical documentation relating to their subsoil licenses may not be complete. If, through governmental or other challenges, our licenses are suspended or terminated we would be unable to realize our reserves, which could materially adversely affect our business and results of operations.

  Our controlling shareholder has the ability to take actions that may conflict with the interests of the holders of our Shares.

        Our Chief Executive Officer, Igor V. Zyuzin, directly and indirectly owns approximately 69.87% of our common shares and may also acquire additional shares from time to time. Except in certain cases as provided by the Federal Law "On Joint-Stock Companies," dated December 26, 1995, as amended

(the "Joint-Stock Companies Law"), resolutions at a shareholders' meeting are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by vote at a shareholders' meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. In addition, our controlling shareholder is likely to be able to take actions which require a three-quarters supermajority vote of shares represented at such a shareholders' meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions. Thus, our controlling shareholder can take actions that may conflict with the interests of other holders of our Shares.

  Our competitive position and future prospects depend on our senior managers and other key personnel.

        Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team and other key personnel, particularly Mr. Zyuzin, our Chief Executive Officer and controlling shareholder. See "—Our controlling shareholder has the ability to take actions that may conflict with the interests of the holders of our Shares" and "Item 6. Directors, Senior Management and Employees—Directors and Executive Officers." Mr. Zyuzin has provided and continues to provide strategic direction and leadership to us.

        Moreover, competition in Russia, and in the other countries where we operate, for personnel with relevant expertise is intense due to the small number of qualified individuals and, as a result, we attempt to structure our compensation packages in a manner consistent with the evolving standards of the Russian labor market. We are not insured against the adverse effects to our business resulting from the loss or dismissal of our key personnel. The loss or decline in the services of members of our senior management team or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

  Regulation by the Federal Antimonopoly Service could lead to sanctions with respect to the subsidiaries we have acquired or established, our prices or our sales volumes.

        Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Russian Federal Antimonopoly Service (the "FAS") or its predecessor agencies. In part, relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without this approval or notification. This legislation is vague in certain parts and subject to varying interpretations. If the FAS were to conclude that an acquisition or the creation of a new company was done in contravention of applicable legislation and that competition has been limited as a result, it could seek redress, including invalidating the transactions that led to the violation of competition laws, obliging the acquirer to perform activities to restore competition, and seeking the dissolution of the company operating in contravention of antimonopoly legislation. Any of these actions could materially adversely affect our business and our results of operations.

        As of April 21, 2008, eight of our subsidiaries were included by the FAS in its register of companies controlling more than 35% of a specific market, including:

  •
  Beloretsk Metallurgical Plant—as controlling 100% of the market for local telephony services in the city of Beloretsk;

  •
  Chelyabinsk Metallurgical Plant OAO ("Chelyabinsk Metallurgical Plant")—as controlling more than 65% of the market for forgings made of stainless steel ingots in the Russian market; also as controlling more than 65% of the heat energy market in the Metallurgical municipal district of the city of Chelyabinsk;

  •
  Southern Urals Nickel Plant OAO ("Southern Urals Nickel Plant")—as controlling more than 65% of the market for nickel in sulfate and hydroxide in the Russian Federation;

  •
  Izhstal OAO ("Izhstal")—as controlling more than 65% of the market for graded high-speed steel and its substitute and the market for small shaped graded high-speed steel in the Russian Federation;

  •
  Vyartsilya Metal Products Plant ZAO ("Vyartsilya Metal Products Plant")—as controlling more than 65% of the market of railroad transportation of cargo for third parties and companies on the track section from Vyartsilya Village to Vyartsilya Station;

  •
  Southern Kuzbass Power Sales Company OAO ("Southern Kuzbass Power Sales Company")—as controlling more than 50% of the electricity trading market in Kemerovo region;

  •
  Mechel-Energo OOO ("Mechel-Energo")—as controlling more than 50% of the market for the trading of electricity in the cities of Mezhdurechensk, Myski and Novokuznetsk; and

  •
  Yakutugol, including its subsidiaries Dzhebariki-Khaya Mine OAO ("Dzhebariki-Khaya Mine") and Kangalassk Open Pit Mine OAO ("Kangalassk Open Pit Mine")—as controlling more than 65% of the coal market of the Sakha Republic (an administrative region of Russia in eastern Siberia, also known as Yakutia) and as holding a dominant market position as the sole supplier of Far East Generating Company OAO, a power plant designed to consume only the type of coal produced by Yakutugol and its subsidiaries.

        Inclusion of our subsidiaries in the register of companies controlling more than 35% of a specific market, as well as the classification of us or any of our subsidiaries as monopolists or persons holding a dominant market position, does not by itself restrict our current activities or the activities of these subsidiaries. However, these subsidiaries may be subject to additional FAS oversight by reason of their having been deemed to have a dominant market position.

        On April 14, 2008, the FAS issued a directive ordering Yakutugol, Southern Kuzbass Coal Company and Mechel-Invest OOO ("Mechel-Invest"), as a group of companies holding a dominant position on the Russian coking coal market, to fulfill the following requirements:

  •
  to support certain production volumes and product lines;

  •
  to provide, to the extent possible, equal supply terms to all customers without discrimination against companies not forming part of the Mechel-Invest group of companies;

  •
  not to restrict other companies from supplying coking coal to the same geographical area of operations; and

  •
  to notify the FAS prior to any increase in domestic prices of coking coal, steam coal and coking coal concentrate, if such increase amounts to more than 10% of the relevant price used 180 days before the date such increase is planned to take place, with submission to the FAS of the financial and economic reasoning for the planned increase of prices.

        Additionally, on March 6, 2008 we received from the FAS two directives related to the same subsidiaries, with one of them also being addressed to Elgaugol. These directives contain requirements similar to the ones described above, except for the requirement for prior notification of contemplated price increases. Under these two directives the companies are required to notify the FAS within ten days of a price increase exceeding 15% as compared to the prices used a year prior to such price increase.

        Furthermore, in connection with the establishment of Mechel-Mining OAO, the subsidiary into which certain mining assets are being consolidated, Mechel received a directive from the FAS dated May 13, 2008, which contains requirements as to the activities of Mechel, Southern Kuzbass Coal

Company and Korshunov Mining Plant OAO ("Korshunov Mining Plant"), which have been deemed by FAS to be a group of companies holding a dominant position on the Russian coking coal market. The requirements repeat those described above pursuant to the directive issued to Yakutugol, Southern Kuzbass Coal Company and Mechel-Invest on April 14, 2008.

        Upon being notified of a planned price increase, the FAS may direct a less substantial price increase to be implemented instead of the planned increase, although to our knowledge FAS has not taken such action in the past.

        The FAS may treat a failure by one of our subsidiaries to carry out the FAS's directives as an abuse of such subsidiary's dominant market position. In the event we are deemed to be abusive of our dominant market position, the FAS may impose certain restrictions and fines with respect to our subsidiaries, which could have an adverse impact upon the operations of these subsidiaries and materially adversely affect our business and results of operations.

  In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

        We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions among our companies and affiliates, as well as transactions with other parties which may be considered to be "interested party transactions" under Russian law, requiring intragroup approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and the parties involved. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Interested Party Transactions." The provisions of Russian law defining which transactions must be approved as "interested party transactions" are subject to different interpretations, and these transactions may not always have been properly approved. We cannot make any assurances that our and our subsidiaries' applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

        In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders' meeting to approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to challenge successfully past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations or prospects could be materially adversely affected.

  In the event certain minority shareholder lawsuits are resolved against us, our financial condition and results of operations could be materially adversely affected.

        Russian law does not protect us against and does not allow us to include in our charter protections against greenmail and other similar actions by minority shareholders. For example, minority shareholders holding as little as a single share in a company have standing under Russian law to bring claims against the company. These features of Russian corporate law are often abused by minority shareholders, who can bring claims in local courts seeking injunctions and other relief for which, as a practical matter, we may not receive notice. Any such actions by minority shareholders, if resolved against us, could have a material adverse effect on our business, results of operations and financial condition.

  Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be materially adversely affected by a worsening of labor relations in the future.

        As of December 31, 2007, approximately 75% of our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation have been recently affected by interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relations with our labor force and trade unions worsen in the future. If we are unable to renew our collective bargaining agreements on comparable terms upon their expiry, or if the negotiations of these agreements are highly contentious and employees are dissatisfied at the outcome, our business and results of operations could be materially adversely affected.

  We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

        The insurance industry is still developing in Russia, and many forms of insurance protection common in more economically developed countries are not available in Russia on comparable terms, including coverage for business interruption. At present, our facilities are not insured, and we have no coverage for business interruption or loss of key management personnel or for third-party liability, other than customary insurance coverage with respect to our international trading operations and sales. In the event that a significant event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity, for which we would not be compensated. For example, if substantial production capacity were lost at our Chelyabinsk Metallurgical Plant, which is our primary steel production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products. Additionally, depending on the severity of the property damage, we may not be able to rebuild damaged property in a timely manner or at all. We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

  If transactions, corporate decisions or other actions of members of our group and their predecessors-in-interest were to be challenged on the basis of noncompliance with applicable legal requirements, the remedies in the event of any successful challenge could include the invalidation of such transactions, corporate decisions or other actions or the imposition of other liabilities on such group members.

        Members of our group, or their predecessors-in-interest at different times, have taken a variety of actions relating to share issuances, share disposals and acquisitions, mandatory buy-out offers, valuation of property, interested party transactions, major transactions, decisions to transfer licenses, meetings of our group members' governing bodies, other corporate matters and anti-monopoly issues that, if successfully challenged on the basis of noncompliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant members of our group or their predecessors-in-interest, could result in the invalidation of such actions, transactions and our corporate decisions, restrictions on voting rights or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to defend successfully any challenge brought against such actions, decisions or transactions, and the invalidation of any of them or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

  We could be materially adversely affected if we do not comply with our loan agreements.

        The terms of most of our loan agreements under which we or our subsidiaries are borrowers contain various representations, undertakings and provisions regarding events of default, including those related to current litigations and other proceedings, indebtedness, restrictions on payment of dividends, maintenance of certain financial ratios and compliance with applicable laws and regulations. Additionally, many of our loan agreements contain cross-default provisions whereby an event of default under one agreement may in and of itself result in a cross-default under other agreements. Furthermore, according to the terms of such agreements, certain of our actions aimed at developing our business and pursuing our strategic objectives, such as acquisitions, dispositions of assets, restructuring, investments into certain of our subsidiaries and others, require prior consent from the respective lenders.

        If we fail to comply with the respective provisions contained in any of our loan agreements, including failure to obtain prior consent of lenders for certain actions, such failure could be deemed to be an event of default which could result in, among other things, acceleration of repayment of principal and interest under the relevant loan agreement and any other loan agreement under which a default on such instrument would trigger a cross-default, reduced opportunities for future borrowing, liability for damages, inability to further develop our business and pursue our strategic objectives or review and/or downgrade of our credit ratings, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

  Risks Relating to Our Shares and the Trading Market

  Because the depositary may be considered the beneficial holder of the shares underlying the ADSs and GDSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

        Because a court interpreting Russian law may not recognize ADS and GDS holders as beneficial owners of the underlying shares, it is possible that holders of ADSs and GDSs could lose all their rights to those shares if the depositary's assets in Russia are seized or arrested. In that case, holders of ADSs and GDSs would lose their entire investment.

        A court interpreting Russian law may treat the depositary as the beneficial owner of the shares underlying the ADSs and GDSs. This is different from the way other jurisdictions treat ADSs and GDSs. In the United States, although shares may be held in the depositary's name or to its order, making it a "legal" owner of the shares, the ADS and GDS holders are the "beneficial," or real, owners. In U.S. courts, an action against the depositary would not result in the beneficial owners losing their shares. Russian law does not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS and GDS holders, to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs and GDSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest.

  Voting rights with respect to the shares represented by our ADSs and GDSs are limited by the terms of the deposit agreements for the ADSs and GDSs and relevant requirements of Russian law.

        ADS and GDS holders have no direct voting rights with respect to the shares represented by the ADSs and GDSs. They exercise voting rights with respect to the shares represented by ADSs and GDSs only in accordance with the provisions of the relevant deposit agreement relating to the ADSs and

GDSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS and GDS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint-Stock Companies Law and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors upon publication of the notice in the Russian official newspaper Rossiyskaya Gazeta. Our common shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

        ADS and GDS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has in turn undertaken, as soon as practicable thereafter, to mail to ADS and GDS holders notice of such meeting, copies of voting materials (if and as received by the depositary from us) and a statement as to the manner in which instructions may be given by ADS and GDS holders. To exercise their voting rights, ADS and GDS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for ADS and GDS holders than for holders of shares. ADSs and GDSs for which the respective depositary does not receive timely voting instructions will not be voted at any meeting.

        In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs or GDSs, as the case may be, in accordance with instructions from ADS or GDS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS or GDS holders to vote the shares in the same manner. Holders of ADSs and GDSs may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs or GDSs. There can be no assurance that holders and beneficial owners of ADSs or GDSs will (1) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (2) receive notice to enable the timely cancellation of ADSs and GDSs in respect of shareholder actions or (3) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

  The price of our Shares may be highly volatile.

        The trading prices of our Shares may be subject to wide fluctuations in response to many factors, including:

  •
  fluctuations in our operating results and those of other Russian and international mining, steel, and power companies;

  •
  fluctuations in national and industry growth rates;

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

  ADS and GDS holders may be unable to repatriate their earnings.

        Dividends that we may pay in the future on the shares represented by the ADSs and GDSs are calculated in Russian rubles and may be declared and paid to the depositary in rubles. Such dividends will be converted into U.S. dollars by the depositary and distributed to holders of ADSs and GDSs, net of the depositary's fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in the currency markets. Although there is a developing market for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is not guaranteed.

  ADS and GDS holders may not be able to benefit from the United States-Russia income tax treaty.

        Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%.

        Russian tax rules applicable to the holders of the ADSs and GDSs are characterized by significant uncertainties. The Ministry of Finance of the Russian Federation has expressed its opinion in private rulings that holders of depositary receipts should be treated as the beneficial owners of the dividends paid on underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax treaty residence of the holders of the depositary receipts is duly confirmed. However, the Russian tax authorities have not provided official, generally applicable guidance addressing how an ADS or GDS holder should demonstrate its beneficial ownership in underlying shares. As Russian tax legislation does not specify the form of the documents confirming the status of the beneficiary shareholder in the foreign jurisdiction (e.g., U.S. permanent resident status), the Russian tax authorities have stated that the documents confirming the permanent residence of a foreign company can be documents in any format provided they are officially consularized or apostilled.

        Until the Russian tax authorities clarify whether it is permitted under Russian law to withhold Russian withholding tax in respect of dividends a company pays to the depositary at a lower rate than the domestic rate applicable to such payments (currently 15%), we intend to withhold Russian withholding tax at the domestic rate applicable to such dividends, regardless of whether the Depositary (the legal owner of the shares) or an ADS or GDS holder would be entitled to reduced rates of Russian withholding tax under the relevant income tax treaty if it were the beneficial owner of the dividends for purposes of that treaty. Although non-resident ADS and GDS holders may apply for a refund of a portion of the amount so withheld by us under the relevant income tax treaty, no assurance can be made that the Russian tax authorities will grant any refunds. See "Item 10. Additional Information—Taxation—Russian Income and Withholding Tax Considerations" for additional information.

  Capital gains from the sale of ADSs and GDSs may be subject to Russian income tax.

        Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, such as the ADSs and GDSs, may be subject to Russian profits tax or withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition on foreign stock exchanges of the foregoing types of securities listed on these exchanges are not subject to taxation in Russia.

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

  Holders of our ADSs and GDSs may have limited recourse against us and our directors and executive officers because we generally conduct our operations outside the United States and most of our directors and all of our executive officers reside outside the United States.

        Our presence outside the United States may limit our ADS and GDS holders' legal recourse against us. Mechel is incorporated under the laws of the Russian Federation. Most of our directors and all of our executive officers reside outside the United States, principally in Russia. All or a substantial portion of our assets and the assets of most of our directors and executive officers are located outside the United States. As a result, holders of our ADSs and GDSs may not be able to effect service of process within the United States upon us or our directors and executive officers or to enforce in a U.S. court a judgment obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for holders of ADSs and GDSs to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

        There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to investments in the ADSs and GDSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts' inability to enforce such orders.

  Risks Relating to the Russian Federation and Other Countries Where We Operate

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

  Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our Shares to suffer.

        Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economy of the Russian Federation are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisers before making an investment in the Shares.

  Economic Risks

  Economic instability in Russia could adversely affect our business and the value of the Shares.

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

        Although Russia has benefited recently from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the Russian economy has been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by a major banking crisis in the Russian banking sector after the events of August 17, 1998 (the "August 1998 Financial Crisis"), as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

        Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable ruble, strong domestic demand, rising real wages and a reduced rate of inflation. In addition, the Russian government has experienced a budget surplus in recent years and has accumulated a significant "stabilization fund" and the CBR has considerable hard currency reserves. However, these trends may not continue or may be abruptly reversed in the future.

  The Russian banking system is still developing, and another banking crisis could place severe liquidity constraints on our business.

        Since the August 1998 Financial Crisis, the Russian banking sector has steadily developed, as demonstrated by the growing presence of prominent international banks in Russia and emergence of a small number of creditworthy Russian banks. However, many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Certain banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure, although in recent years, the CBR has increased its supervision of banks and has suspended a number of bank licenses for violation of its banking regulations. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

        Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market has led to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. In addition, since Russian banks generally have lower capital adequacy requirements, the banking sector could be more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints as Russian banks would have inadequate capital available to lend to such companies due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

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

  The infrastructure in Russia needs significant improvement and investment, which could disrupt normal business activity.

        The infrastructure in Russia largely dates back to the Soviet era and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. The deterioration of the infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These factors could have a material adverse effect on our business and results of operations.

  The Russian economy and the value of the Shares could be materially adversely affected by fluctuations in the global economy.

        The U.S. credit markets and the global capital markets have recently experienced liquidity disruptions. See "—Risks Relating to Our Business and Industry—We will require a significant amount of cash to fund our capital improvements program." The Russian economy is vulnerable to these global market downturns and economic slowdowns. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Russia is also one of the world's largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the E.U. or by other principal export markets. As many of the factors that affect the Russian economy affect our business and the business of many of our domestic customers, we could be materially adversely affected by a prolonged downturn affecting the Russian economy.

  Political and Social Risks

  Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of the Shares.

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

        Current and future changes in the government, conflicts between federal government and regional or local authorities, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, resulting in an adverse impact on Russia's economy and investment climate, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our Shares.

  Corruption and negative publicity could disrupt our ability to conduct our business.

        The local press and international press have reported high levels of corruption in Russia, including the bribery of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, there are reports of the Russian media publishing disparaging articles in return for payment. If officials make unlawful demands to us or if we are accused of involvement in official corruption, it could result in negative publicity, disrupt our ability to conduct our business effectively and thus materially adversely affect our business, financial condition and results of operations and the value of our Shares.

  Russia's declining population could materially adversely affect our business, financial condition, results of operations and prospects.

        In 2008, Rosstat estimated Russia's population at 142 million, a decline of almost seven million from 1992. The U.S. Census Bureau estimates that Russia's population will decline by 14 million people between 2000 and 2025, while the United Nations Population Division's medium term projection suggests a drop of over 21 million over the same period. Although the birth rate recently reached its highest rate in 15 years, the population continues to decline due to a relatively low birth rate, an aging population and low life expectancy. If the present trend continues without a migration inflow to Russia, the decreasing working population will become a barrier to economic growth around 2015, according to the Economic Forecasting Institute of the Russian Academy of Sciences. A shortage of skilled Russian workers combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

  Legal Risks and Uncertainties

  Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.

        Russia is still developing the legal framework required to support a market economy. The following weaknesses relating to the Russian legal system create an uncertain investment climate and result in risks with respect to our legal and business decisions:

  •
  inconsistencies between and among the Constitution, federal law, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

  •
  conflicting local, regional and federal rules and regulations;

  •
  the lack of fully developed corporate and securities laws;

  •
  substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

  •
  the relative inexperience of judges in interpreting legislation;

  •
  the lack of full independence of the judicial system from commercial, political and nationalistic influences;

  •
  difficulty in enforcing court orders;

  •
  a high degree of discretion or arbitrariness on the part of governmental authorities; and

  •
  still-developing bankruptcy procedures that are subject to abuse.

        All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. We make no assurances that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

  Failure to comply with existing laws and regulations could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects.

        Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations and in monitoring licensees' compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year.

        Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required for our operations or findings of governmental inspections, may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, permits, approvals and authorizations or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

  One or more of our subsidiaries could be forced into liquidation on the basis of formal noncompliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.

        Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or noncompliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as of the end of the second or any subsequent year of a company's operation can serve as a basis for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. Currently, we have two subsidiaries with negative net assets: Kaslinsky Architectural Art Casting Plant OOO and Mechel Recycling OOO ("Mechel Recycling").

        If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition, results of operations and prospects.

  Selective or arbitrary government action could have a material adverse effect on the investment climate in Russia and on our business, financial condition, results of operations and prospects and the value of our Shares.

        Governmental and prosecutorial authorities in Russia have a high degree of discretion. Press reports have cited instances of Russian companies and their major shareholders being subjected to government pressure through selective prosecutions of violations of regulations and legislation which are either politically motivated or triggered by competing business groups. Selective or arbitrary government action, if directed at us or our major shareholders, could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our Shares.

  Due to still-developing law and practice related to minority shareholder protection in Russia, the ability of holders of our Shares to bring, or recover in, an action against us may be limited.

        In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate action, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Rights attaching to common shares." Disclosure and reporting requirements have also been enacted in Russia. Concepts similar to the fiduciary duties of directors and officers to their companies and shareholders are also expected to be further developed in Russian legislation. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, the enforcement of these and other protections has been poor.

        The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning less than 75% of the outstanding shares of a company may hold 75% or more of the voting power if enough minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to our charter, reorganization, significant sales of assets and other major transactions, which could be prejudicial to the interests of minority shareholders. See "—Risks Relating to Our Business and Industry—Our controlling shareholder has the ability to take actions that may conflict with the interests of the holders of our Shares."

  Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Civil Code of the Russian Federation, as amended (the "Civil Code"), and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of the joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an "effective parent." The person whose decisions are capable of being so determined is deemed an "effective subsidiary." Under the Joint-Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

  •
  the effective parent gives obligatory directions to the effective subsidiary based on the above-mentioned decision-making capability.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

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

  •
  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated, except for transactions undertaken in the ordinary course of business; and

  •
  the amendment of our charter in a manner that limits shareholder rights.

        Our (or, as the case may be, our subsidiaries') obligation to purchase shares in these circumstances, which is limited to 10% of our or each of our subsidiary's net assets, as applicable, calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects due to the need to expend cash on such obligatory share purchases.

  The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our Shares.

        Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the depositary, under the terms of the agreements governing the deposit of our ADSs and GDSs, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Registration and transfer of shares."

  Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of the Shares.

        Generally, Russian companies are subject to numerous taxes. These taxes include, among others:

  •
  profits tax;

  •
  value-added tax, or VAT;

  •
  unified social tax;

  •
  mineral extraction tax; and

  •
  property and land taxes.

        Laws related to these taxes have been in force for a short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, as amended (the "Tax Code"), which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate profits tax, VAT and property tax with new chapters of the Tax Code.

        In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose severe fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to reaudit taxpayers which were audited by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has "obstructed" or "hindered" an audit and ultimately seek back taxes and penalties beyond the three year term. In some instances, new tax regulations have been given retroactive effect.

        Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 0% (if as of the date of deciding to pay dividends, the company receiving dividends for a period of not less than 365 days has continuously possessed not less than 50% of the charter capital of the company paying dividends (or depositary receipts of the company giving the right to obtain not less than 50% of its dividends), if the cost of acquisition of shares or depositary receipts of the company paying dividends exceeded RUR 500 million) or 9%, if being distributed by Russian companies to Russian companies and/or individual Russian residents, and 15%, if being distributed by foreign companies to Russian companies and natural persons (tax residents of the Russian Federation) or by Russian companies to foreign companies. Dividends from foreign companies to Russian companies are subject to a tax of 15%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized a the tax agent if taxes were withheld by the tax agent under foreign tax law or international tax agreement.

        The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance. See also "—Risks Relating to the Russian Federation and Other Countries Where We Operate—Legal Risks and Uncertainties—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our Shares."

  Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially affect our results of operations.

        Russian transfer pricing rules effective since 1999 give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations if the transaction price deviates by more than 20% from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, and are subject to interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and make adjustments which could affect our tax position. As of the end of 2007, as a result of various tax audits of our companies we received assessments from the tax authorities for transfer-pricing related taxes, interest and penalties totaling $20.2 million relating to the years 2004-2005. We have so far successfully challenged these assessments in court; however, the court decisions that have been issued are subject to appeal by the tax authorities with the Supreme Arbitration Court of the Russian Federation. If similar such assessments are upheld in the future, our financial condition and results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties. See also "—Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of the Shares."

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

        In the past, Russian currency regulations imposed various restrictions on operations involving conversion of foreign currencies in an attempt to support the ruble. Effective from January 1, 2007, most of these restrictions have been removed. In 2007, Russian law changed to allow Russian residents to open accounts and effect operations through foreign bank accounts. However, in case of a crisis, the government and the CBR may impose requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia in the future. For example, Russian companies currently must repatriate proceeds from export sales, subject to certain exceptions. Moreover, the foreign currency market in Russia is still developing and we may experience difficulty in converting rubles into other currencies. Any delay or difficulty in converting rubles into a foreign currency to make a payment or any practical difficulty in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the acceleration of debt obligations and cross defaults, or prevent us from carrying on necessary business transactions.

  Russian capitalization rules could affect our ability to deduct interest on certain borrowings.

        Russian capitalization rules limit the amount of interest that can be deducted by a Russian company on debts payable to non-resident shareholders. Until January 1, 2006, these rules applied only to loans issued to a Russian company by a foreign shareholder owning directly or indirectly more than 20% of the charter capital of the Russian company. However, thin capitalization rules that came into effect on January 1, 2006 extend the rules' application to loans issued to a Russian company by another Russian company that is affiliated with the foreign shareholder as well as to loans secured by such foreign shareholder or its affiliated Russian company. Under these rules, a positive difference between the accrued interest and maximum interest calculated in accordance with the thin capitalization rules is considered to be dividends and, thus, is not included in the taxable expenses. Application of the Russian thin capitalization rules could thus affect our ability to deduct interest on certain borrowings that we would otherwise be able to deduct.

  Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments.

        On April 29, 2008, the Federal Law "On the Procedure for Foreign Investment in Companies With Strategic Impact on the National Defense and Security of the Russian Federation" (the "Strategic Industries Law") was adopted. See "Item 4. Information on the Company—Regulatory Matters—The Strategic Industries Law."

        Since our subsidiary Southern Urals Nickel Plant carries out exploration and production on subsoil plots with nickel and cobalt ore deposits, it is likely to qualify as a Subsoil Strategic Company, as defined in "Item 4. Information on the Company—Regulatory Matters—The Strategic Industries Law." While it is currently unclear whether only the companies included into the list of subsoil plots of federal importance will be deemed to be Subsoil Strategic Companies, as the list of subsoil plots of federal importance has not been yet officially published, we cannot confirm whether the subsoil plots on which Southern Urals Nickel Plant carries out its activity will be included into such list, and thus whether Southern Urals Nickel Plant is or will be considered a Subsoil Strategic Company. Our subsidiaries Port Posiet, Port Kambarka and Port Temryuk are included into the register of natural monopolies, and therefore are Strategic Companies, as defined in "Item 4. Information on the Company—Regulatory Matters—The Strategic Industries Law." According to the Strategic Industries Law, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be strategic activity. Chelyabinsk Metallurgical Plant and Izhstal have been deemed by the FAS to occupy a dominant position in production and sale of certain metals and alloys with special features. However, they do not directly supply such products to customers producing weapons or military equipment and we are not aware of whether our products are or may be ultimately used in production of weapons or military equipment. Nevertheless, if these products of Chelyabinsk Metallurgical Plant and Izhstal are used in production of weapons and military equipment, they potentially can be considered Strategic Companies.

        Therefore, any sale to a foreign entity or a group of entities of a stake in Port Posiet, Port Kambarka, Port Temryuk and possibly Southern Urals Nickel Plant, Chelyabinsk Metallurgical Plant and Izhstal, which according to the Strategic Industries Law is considered to give control, will be subject to prior approval from state authorities. Likewise, a sale to a foreign entity or group of entities of a stake in Mechel which provides control over Port Posiet, Port Kambarka, Port Temryuk and, possibly, Southern Urals Nickel Plant, Chelyabinsk Metallurgical Plant or Izhstal, will also be subject to prior approval from state authorities. Additionally, in case a foreign entity or group of entities which is a holder of securities of Port Posiet, Port Kambarka, Port Temryuk or Mechel, as well as, possibly, Southern Urals Nickel Plant, Chelyabinsk Metallurgical Plant or Izhstal, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to a change in allocation of voting shares pursuant to the procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, holders of preferred shares becoming entitled to vote at a general shareholders meeting in the events provided under Russian law), such shareholders will have to apply for state approval of their control within three months after they received such control.

        In this connection, there is a risk that the necessity to receive prior or subsequent state approvals and the chance of not being granted such approvals might affect our ability to attract foreign investments, to create joint ventures with foreign partners with respect to our companies that qualify as Strategic Companies or effect restructuring of our group which might, in turn, adversely affect our business, financial condition, results of operations and prospects.

  Other Countries Where We Operate

  We face similar risks in other countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe.

        We currently have four steel mills in Romania, a hardware plant in Lithuania, a blocking minority stake in a power plant in Bulgaria and two mining projects in Kazakhstan. We may acquire additional operations in countries of the former Soviet Union, former Soviet-bloc countries in Eastern and Central Europe or elsewhere. As with Russia, the other countries where we have operations are emerging markets subject to greater political, economic, social and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in "—Economic Risks," "—Political and Social Risks" and "—Legal Risks and Uncertainties."

Item 4.    Information on the Company

Overview

        We are a vertically integrated mining and metals group with revenues of $6.7 billion in 2007.

        Our mining business consists of coal, iron ore and nickel mines in Russia. Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky Basin, near the city of Mezhdurechensk in southwestern Siberia. We have four open pit mines—Krasnogorsk, Tomusinsk, Olzherassk and Sibirginsk—and three underground mines—Lenin, Sibirginsk and New-Olzherassk. In the Sakha Republic in eastern Siberia, our subsidiary Yakutugol operates the Nerungrinsk and Kangalassk open pit mines and the Dzhebariki-Khaya underground mine, and also holds the license rights to mine the undeveloped Elga coal deposit, which we plan to mine using the open pit method after making certain necessary infrastructure improvements.

        We also provide coal washing services, both to our coal-mining subsidiaries and to third parties; according to the Central Dispatching Department of the Fuel and Energy Complex (the "Central Dispatching Department"), a Russian state enterprise that provides statistics and analytical information to Russia's Ministry of Energy and to Russian fuel and energy companies, at the end of 2007 we controlled 26% of Russia's overall coal-washing capacity.

        Our subsidiary Korshunov Mining Plant operates three open pit iron ore mines—Korshunovsk, Rudnogorsk and Tatianinsk. These mines are located near Zheleznogorsk-Ilimsky, a town in Irkutsk region in central Siberia. Our subsidiary Southern Urals Nickel Plant operates two open pit nickel mines—Sakhara and Buruktal—and a nickel production plant in the city of Orsk in Orenburg region, in the southern part of Russia's Ural mountain range.

        In May 2008, we acquired Oriel Resources plc. Oriel's assets include the Voskhod chrome mine and the Shevchenko nickel project in Kazakhstan and the Tikhvin ferrochrome plant in Russia. These assets are in various stages of development and are an important component of our strategy of developing an integrated ferroalloy business.

        Our steel business comprises the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including hardware, stampings and forgings. It also produces significant amounts of coke, both for internal use and for sales to third parties. We have the flexibility to supply our own steel mills with our mining products or to sell such mining products to third parties, depending on price differentials between local suppliers and foreign and domestic customers.

        Our steel and steel-related production facilities in Russia include two integrated steel mills, a coke plant, a hardware plant, a forging and stamping mill and a scrap processing facility in the southern Ural Mountains, a ferrosilicon plant in eastern Siberia, a hardware plant in northwestern Russia near the border with Finland and a coke and coal gas plant near Moscow. Outside of Russia, our steel facilities are in the E.U., including a hardware plant in Lithuania and four steel mills in Romania.

        Our power business is the newest of our three segments. In April 2007, we acquired a controlling interest in Southern Kuzbass Power Plant OAO ("Southern Kuzbass Power Plant"), located in the city of Kaltan, in Kemerovo region. In June 2007, we acquired a controlling interest in Southern Kuzbass Power Sales Company, the largest power distribution company in Kemerovo region. In December 2007, we purchased a 49% stake in Toplofikatsia Rousse, a power plant located in Rousse, Bulgaria. We envision that our power business will enable us to market another higher value-added product made from our steam coal, such as electricity and heat energy, and increase the electric power self-sufficiency of the mining and steel segments of our business.

        Our group includes a number of logistical and marketing assets that help us to deliver and market our mining products, raw steel, manufactured steel goods and ferroalloy products. We have freight seaports in Russia on the Pacific Ocean and on the Black Sea and a freight river port on a tributary of the Volga River in central Russia. We have a freight railcar pool, and we have begun building a private rail branch line to access one of our coal deposits in eastern Siberia. We have a network of overseas branches and agents to market our products internationally, and we have a Russian domestic customer service subsidiary with 27 regional warehouses.

        Mechel OAO is an open joint-stock company incorporated under the laws of the Russian Federation. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under state registration number 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street, 1, Moscow 125993, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed CT Corporation Systems, 111 Eighth Avenue, New York, New York 10011 as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, as well as the ADSs and the GDSs or the deposit agreement related thereto.

Competitive Strengths

        Our main competitive strengths are the following:

  Leading mining and metals group by production volume with strong positions in key businesses

  By volume we are the largest coking coal producer in Russia and one of the largest worldwide.

        According to the Central Dispatching Department, in 2007 we were the largest producer of coking coal in Russia by volume. Based on publicly available information, we believe we are the third largest coking coal producer in the world based on 2007 production volume. According to the Central Dispatching Department, we also control 26% of Russia's coking coal washing capacity by volume.

        Our acquisition of the remaining 75% less one share of Yakutugol in October 2007 has given us a 21% market share in the coking coal market in Russia by production volume in 2007 according to data from the Central Dispatching Department (counting Yakutugol's entire 2007 production). According to RasMin OOO ("RasMin"), a private information and research company focusing on the coal-mining industry, in 2007 Yakutugol's export sales of coking coal were the largest by volume of any Russian company. Yakutugol has major customers in Japan, South Korea and Taiwan.

        Acquiring control over Yakutugol, which has three working mines and also holds the license to the undeveloped Elga coal deposit in the Sakha Republic, allowed us to add 244.0 million tonnes in additional coal reserves and 521.1 million tonnes in additional coal deposits as of January 1, 2008.

  By volume we are Russia's second largest producer of specialty steel products and Russia's second largest producer of long steel products.

        According to a comparison by Metall-Expert, a private Russian analytical agency focusing on the metals business ("Metall-Expert"), in 2007 by production volume we were Russia's second largest producer of long steel products (excluding square billets) after Evraz Group, and first in the production of wire rod. Our long steel products business has particularly benefited from increased infrastructure and construction activity in Russia. Our share of Russia's total production volume of reinforcement bars (rebar) in 2007 was approximately 23% according to Metall-Expert. According to Metall-Expert and Chermet, a Russian ferrous metals industry association ("Chermet"), we are Russia's second largest producer of specialty steel by production volume, accounting for 26% of Russia's total specialty steel output in 2007. Our product range in specialty steel is broader and more comprehensive than other Russian producers, giving us an added advantage in the domestic Russian market.

  High degree of vertical integration

  Our steel segment is able to source almost all its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

        We believe that our internal supplies of coking coal, iron ore and nickel provides us significant advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. We believe that the level of our self-sufficiency in raw materials sets our steel business apart in certain respects: based on publicly available information, we believe we are the world's only steel manufacturer with its own nickel supply, and our acquisition of Oriel in May 2008 has given us the potential to mine our own chrome, which we believe would make us the world's only steel producer with its own chrome supply, based on publicly available information.

        We are capable of internally sourcing 100% of the coking coal, 85% of the iron ore, 100% of the nickel and 100% of the ferrosilicon requirements of our steel segment. We constantly adjust the level of inputs that we source from our group companies on the basis of external economic factors such as market prices and transportation costs, as well as internal changes in demand for certain grades or types of materials. In 2007, we internally sourced 74% of the coking coal, 42% of the iron ore, 66% of the nickel and 30% of the ferrosilicon requirements of our steel segment. We are capable of satisfying approximately 50% of our group's electricity needs from our own generation facilities; in 2007, we satisfied approximately 29% of our electricity needs internally.

        We view our ability to source our inputs internally not only as a hedge against potential supply interruptions, but as a hedge against market volatility. From an operational perspective, because our mining and power assets produce the same type of inputs that our manufacturing facilities use, we are less dependent on third-party vendors and less susceptible to supply bottlenecks. From a financial perspective, this also means that if the market prices of our steel segment's inputs rise, putting pressure on steel segment margins, the margins of our mining and power segments will tend to increase. The inverse is also true: while decreases in commodities prices tend to reduce revenues in the mining industry, they also create an opportunity for increased margins in our steel business.

  Our logistics capability allows us to avoid infrastructure bottlenecks, to market our products to a broader range of customers and to reduce our reliance on trade intermediaries.

        One of the ways we maximize our flexibility in getting the best possible prices for our products is by delivering goods as close to the consumer as possible. To this end, in recent years we have made significant investments in our logistics capabilities. Having our own logistics capability enables us to avoid infrastructure bottlenecks and allows us to market our products directly to a wider range of customers, both in terms of geographical reach and the size of the customers, and to reduce our reliance on trade intermediaries.

        We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in Russia's Far East, on the Sea of Japan, allows us easy access to Pacific Rim coal customers and provides a delivery terminal for the coal mined by our subsidiary Yakutugol in eastern Siberia. We are in the process of upgrading Port Posiet to accommodate Panamax ships, which will increase its attractiveness and utility as an export port for large volumes of coal. Port Kambarka, on the Kama River in the Udmurt Republic (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, and is connected by canal to the Don River and the Baltic Sea. In 2007, we increased our strength in cargo shipment logistics with the acquisition of Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, which is primarily used for coal transshipment and provides us access to the fast-growing economies of the Black Sea basin and beyond. As of December 31, 2007, our subsidiary Mecheltrans OOO ("Mecheltrans") owned and leased more than 3,900 rail freight cars that we use to ship our products. Pursuant to the terms of our license to mine the Elga coal deposit we plan to construct a private rail branch line, which we will own and control subject to applicable regulation. This rail branch line will connect the Elga coal deposit to Ulak Station on the Baikal-Amur Mainline, which in turn connects to the Transsiberian Railway, serving European Russia west of the Ural Mountains and eastward to the Pacific Ocean. We anticipate that the Elga branch line not only will provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the primary transportation corridor for coal mined in nearby license areas.

  One of the lowest-cost coking coal producers worldwide

  Our coking coal mining and transportation costs are among the lowest of our major Russian competitors.

        We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining and metals operations. Approximately 75% of our coking coal production is mined from open pit mines, which we believe based on publicly available information is a greater percentage than any of our major domestic competitors. Open pit mining is generally considered safer, cheaper and faster than the underground method of coal mining. Most of our mines and processing facilities have long and established operating histories.

        By acquiring Yakutugol in the fourth quarter of 2007, we have secured a high-quality, high-volume coking coal producer with an existing Pacific Rim customer base as well as an opportunity for synergies with our Port Posiet seaport on the Pacific Ocean. Using our own port to ship coking coal to overseas customers from our eastern Siberian coal mines located within 2,500 kilometers from the port—a relatively short distance in the Russian context—also allows us to have coking coal transportation costs that we believe, based on publicly available information and our industry contacts, are among the lowest of our Russian competitors.

  Our coking coal mining costs are lower than those of many of our international competitors.

        Our base of operations in Russia and our high degree of vertical integration allows us to take advantage of a number of cost advantages vis-à-vis many of our international competitors. Having the ability to internally source our materials also gives us better market insight when we negotiate with our outside suppliers and improves our ability to manage our raw material costs. These advantages include lower labor costs, access to power and gas supplies that are inexpensive from an international perspective and our cost savings from producing approximately 75% of our coking coal in open pit rather than underground mines. We internally satisfy nearly a third of our electricity needs from our own co-generation facilities, and purchase the remainder at relatively low, regulated prices. We also purchase natural gas from Gazprom at relatively low, regulated prices for our power generation and other production needs. Based on publicly available information, we believe that Russia has lower labor costs, including fewer pension obligations, as compared to the United States, Western Europe, Japan and South Korea. We believe that our Russian base of operations provides us with cost advantages over many of our international competitors not only in terms of labor and energy costs, but tax and regulatory compliance as well.

        We believe that we have a significant competitive advantage over our competitors in our ability to increase our production capacity relatively cost effectively because our substantial existing infrastructure can accommodate new facilities and production lines through brownfield development. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron in the world, we are better positioned than many of our international competitors to secure raw materials for any increases in steel production.

  Strategically positioned to supply key growth markets

  Our mining and logistical assets are well-positioned to expand exports to fast-growing Asian markets.

        We believe that the geographical locations of our assets, particularly the eastern Siberian coal mines of Yakutugol and its undeveloped Elga coal deposit, are strategically located to expand exports of our products to key Asian markets. With Port Posiet on the Sea of Japan and its annual cargo throughput capacity of 2.5 million tonnes, located within 2,500 kilometers of our eastern Siberian coal assets, we are positioned to expand our exports to key growth markets; this is particularly relevant in respect of coking coal, which we are well-positioned to deliver for steel mills in fast-growing economies in South Asia and East Asia. We have a sales and distribution network with offices in four countries and agents in 15 additional countries. This network facilitated sales constituting 36% and 37% of our total sales in 2007 and 2006, respectively, reducing our reliance on the Russian market in the event that it were to experience a downturn. We view our international marketing capabilities and the proximity of our mining and logistical assets to key fast-growing economies as a key competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia.

  Our steel mills are well-positioned to supply Russian infrastructure projects.

        Russia is our most important market and we have significant domestic market shares in all our key specialty steel and rolled long product lines. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in Russia west of the Urals where Russia's construction industry is most active. The construction industry has been a key source of our growth and we have captured a large portion of the market; according to Metall-Expert, our share of Russia's total production volume of construction rebar in 2007 was approximately 23%.

  Successful track record of acquisitions

        Along with the expansion of the Russian economy and the increased efficiency of our operations and improved quality of our products, our ability to select acquisition targets and incorporate them into our group has been a key driver of our growth. The potential for synergies within our existing assets and the potential for reducing costs and improving efficiency are key criteria we apply when acquiring companies and assets. Through acquisitions, the nature of the business of our group has changed, expanding our steel product portfolio towards higher-value-added specialty steel products and our upstream product portfolio towards highly-sought grades of coal. Parallel to the expansion in our mining and metals businesses, our expanding logistics capabilities, including our own port facilities and rolling stock, have allowed us to reduce the potential for transportation bottlenecks and maintain and improve our reliability as a supplier to a wider range of customers.

        Building upon our success in turning around the coal operations of Southern Kuzbass Coal Company in the late 1990s and following our acquisition and revitalization of Chelyabinsk Metallurgical Plant, in the last few years we have acquired other metal finishing and hardware manufacturing operations that we can supply with our steel. As we have acquired and integrated companies that are closer to the end-customers and produce higher-value-added products, the nature of our group has transformed steadily from primarily a raw materials processor to a vertically integrated, logistically coherent mining and metals group that offers customers products from virtually every stage of the industrial process.

        With each of our acquisitions, we implement improved operational and management practices. We also analyze each acquisition to determine the minimum capital expenditures necessary to achieve our target increases in productivity and efficiency, both on a per-asset and group-wide basis. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, industrial production and sales and distribution. We have a track record of using existing workforces and maintaining strong relations with the local communities where we operate following our acquisitions.

        Our successful track record of identifying, acquiring and integrating target companies that complement our group is due in part to our clearly defined investment criteria, prudent approval procedures and our time-tested ability to identify synergies in target assets that can be quickly implemented while at the same time moving forward with our longer-term strategic goals. Our acquisition program evaluates potential targets to determine whether they conform to our long-term strategy to shift our product mix up the value chain, expand our mining asset base, expand into new markets and strengthen our position in existing markets and reduce costs through improved management and intra-group synergies.

        A recent example of our track record of identifying opportunities for efficiency and intra-group synergies relates to Mechel Campia Turzii S.A. ("Mechel Campia Turzii"), which requires steel billets as raw material for its plant. In order to achieve cost savings, we decided to use steel billets supplied by a plant owned by our new Romanian subsidiary Ductil Steel, acquired in April 2008, to replace the billets formerly delivered to Mechel Campia Turzii from our Chelyabinsk Metallurgical Plant, thereby avoiding transportation costs and import duties. Another example of our ability to integrate our subsidiaries while identifying and eliminating inefficiencies is our acquisition of Yakutugol. Yakutugol operated at a loss in the first three quarters of 2007, during which we owned a non-controlling 25% interest in the company. In October 2007 we acquired a full 100% interest in Yakutugol, and in the fourth quarter of 2007, Yakutugol began operating with a profit primarily due to our implementation of effective management techniques.

  Track record of strong financial performance

        We have experienced year-on-year EBITDA growth of 55% and 47% in the financial years ended December 31, 2007 and 2006, respectively. We have also experienced year-on-year revenue growth of 52%, 15% and 4% in the financial years ended December 31, 2007, 2006 and 2005, respectively. We have been able to finance most of our capital improvements program with cash flow from operations. We have enjoyed access to financing from leading international banks, including during a period of high volatility in the international credit markets. In late 2007, we secured a $2 billion loan to finance our purchase of Yakutugol and Elgaugol and related assets. In March 2008, we secured a $1.5 billion loan to finance the acquisition of Oriel.

        Our financial strength has allowed us to upgrade our existing facilities while we finance acquisitions. See "—Capital Improvements Program."

  Strong and focused management team

        Our current management team has significant experience in all aspects of our businesses and has successfully transformed us from a small coal trading operation to a large, integrated coal, steel and power producer. Mr. Zyuzin, our controlling shareholder, is our Chief Executive Officer. Mr. Zyuzin has over 21 years of experience in the coal mining industry and has a doctorate in coal mining technical sciences. Our Chief Operating Officer, Alexey Ivanushkin, has significant experience from his previous positions at Glencore International AG ("Glencore International") and as chief executive officer at Chelyabinsk Metallurgical Plant. The chief executive of Mechel Management, Vladimir Polin, has almost 24 years of production-floor, marketing and management experience in the metals business. Many of our directors and officers began their careers in technical positions in mines and manufacturing facilities and moved up to senior management positions over the course of their careers.

Business Strategy

        Our goal is to expand our mining business, through organic growth as well as through acquisitions; to improve our steel segment margins through plant modernization, cost cutting and product portfolio optimization; to maintain our strong position as a producer of carbon and specialty long steel products in Russia; and to capitalize on the synergies deriving from our status as an integrated mining and metals group. We also intend to leverage our core businesses, where appropriate, with acquisitions of value-added downstream businesses.

        The key elements of our strategy include the following:

  Enhancing our position as a leading mining and metals group

  We plan to develop our existing reserves base.

        We intend to build on our substantial mining experience by developing our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We plan to increase our coal production from 21 million tonnes in 2007 to 37 million tonnes in 2012, and maintain our iron ore concentrate production at the level of at least 5.0 million tonnes, with a possible increase in iron ore production by 10-15% by 2012 due to upgrades to the Korshunov Mining Plant (see "—Capital Improvements Program"). We intend to develop the Shevchenko nickel and Voskhod chrome ore deposits in Kazakhstan and fully commission the Tikhvin ferrochrome plant in Russia, which we recently acquired, and integrate and combine these assets with our ferroalloy business.

        We intend to develop our recently acquired coking and steam coal reserves owned by Yakutugol. Yakutugol, which has three producing mines as well as a license for the undeveloped Elga coal deposit, holds mining rights to reserves that we believe will solidify our position as a leading world producer of coking coal for years to come. We intend to seek additional mining licenses through acquisitions and/or participation in auctions and tenders in view of our strategic plans and market dynamics. In particular, we believe that obtaining additional mining rights near the Elga coal deposit would allow us to realize more fully the potential benefit of the private rail branch line we are constructing to deliver Elga's future coal production to market.

  We intend to increase our group's output of high-value-added products and continue to optimize our product mix.

        We plan to continue our approach of selectively investing in technology and capital improvements, including expanding the use of continuous casters (concasters) in our steel manufacturing facilities, optimizing our product catalog and cutting production costs. We have already built a solid presence in the construction steel business, including the second largest market share in rebar, according to Metall-Expert based on Russian production volumes in 2007. We are also a market leader in wire rod production and have a strong presence in the construction steel market. We are also one of Russia's primary producers of specialty steel, having the second largest market share, according to Chermet and Metall-Expert based on Russian production volumes in 2007. We intend to maintain these positions, including through the addition of new production capacity achieved by targeted, cost-effective capital expenditures. We plan to increase our long products output from 3.4 million tonnes as of the end of 2007 to 4.5 million tonnes as of the end of 2009, primarily at our Chelyabinsk Metallurgical Plant, a facility we intend to modernize by means of a $1.4 billion investment program over the next five years.

  We intend to continue to seek out acquisition and expansion opportunities and realize the maximum potential from our completed acquisitions.

        Our strategy involves finding acquisition and expansion opportunities that we believe will reinforce or complement our existing business lines. We actively monitor global mining and metals markets for new opportunities. In 2007, we completed a series of acquisitions that added a power segment to our group. In keeping with our long-term strategy of vertical integration, our strategy envisions realizing the maximum benefit from our own power generating facilities. We also intend to increase our presence and capability in ferroalloys, with the aim of positioning ourselves to be a leader in what we believe will be a high-margin business going forward. In 2007 and 2008, we also augmented our ferroalloy capabilities with our acquisition of Bratsk Ferroalloy Plant and Oriel, which includes the Tikhvin ferrochrome plant in Russia and the Voskhod chrome ore and Shevchenko nickel deposits in Kazakhstan. Once we have integrated and developed the assets from the Oriel acquisition, we expect to be self-sufficient not only in nickel, but chrome as well, which we believe will give us a rare competitive advantage among world steel producers.

        An example of expansion in steel, a business line where we are already a well-established leader by production volume in Romania as well as Russia, is our April 2008 purchase of Ductil Steel, a company with two steel plants in Romania. We anticipate that the integration of Ductil Steel's production and marketing facilities will further optimize our existing production chain while reducing costs. We also expect that the acquisition will allow us to further develop our steel business, particularly in Romania and Eastern Europe, and will enhance our profile in Romania, where two of our other subsidiaries currently operate—Mechel Targoviste and Mechel Campia Turzii.

        We intend to continue to seek out opportunities to expand our group through acquisitions, including by obtaining new subsoil licenses in Russia and abroad. In doing so, we seek to maintain and expand our presence in regions with low costs and high economic growth potential. We intend to continue to selectively acquire value-added downstream businesses such as hardware, stampings and forgings producers to help us reach our customer base, including in new markets. This downstream integration:

  •
  is a logical extension of our specialty and low-carbon long product lines, representing a higher-margin, next value-added step for products that we already manufacture;

  •
  is in a market less cyclical than the upstream market, reducing our exposure to market downturns and commodity price fluctuations; and

  •
  moves us closer to our final customers, enabling us to better understand customer needs, influence buyer behavior and respond quickly to change.

  Maintaining a high degree of vertical integration

  We intend to maintain the flexibility to source our inputs internally as circumstances require.

        Our recent expansion of our ferroalloy mining, processing and manufacturing capacity, with the acquisition of Bratsk Ferroalloy Plant (which produces ferrosilicon used in all steel manufacturing) and the Oriel assets (which we expect to more than double our capacity to mine and process ferroalloys used to make steel), is consistent with our strategy to maintain the potential to source our materials as our product focus shifts to higher-value-added steel products. We have expanded our power generation and distribution business into a separate financial reporting segment; we see expansion of our electric power capabilities not only as a diversification measure and a way to market another value-added product made from our coal, but also as a way to have more control over our energy efficiency and hedge against increases in the price of the electricity our facilities use. However, even as we expand and develop our internal sourcing capability we intend to adhere to our longstanding approach of purchasing inputs from third-party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group.

  We plan to expand our logistical capabilities.

        We intend to selectively expand our logistics capabilities, currently centered on our railway freight and forwarding company, and enhanced by our acquisitions of Port Posiet, Port Kambarka and Port Temryuk, strategic acquisitions designed to help us optimize our transportation expenses. We have engaged project engineers in preparation for the construction of a rail branch line to the Elga coal deposit in eastern Siberia.

  We will leverage synergies among our core businesses.

        In addition to synergies derived from our status as an integrated group, we believe that additional cost savings and opportunities will arise as we benefit from economies of scale and continue to integrate recent acquisitions, in particular by implementing improvements in working practices and operational methods. We regularly evaluate the manner in which our subsidiaries source their raw material needs and transfer products within the group in order to operate in the most efficient way, and we expect to identify and take advantage of further synergies among our core businesses.

  Continuing to enhance our low-cost position in coal and improving steel segment margins

  We aim to improve our steel segment margins through plant modernization, cost-cutting and product portfolio optimization.

        We intend to further increase our efficiency and reduce our manufacturing costs by:

  •
  preserving cost advantages in our labor, raw materials and energy inputs;

  •
  achieving additional savings by fully integrating recent acquisitions into our operations;

  •
  producing higher value-added products, such as electricity and heat energy;

  •
  cultivating additional markets for steam coal; and

  •
  providing our mining and steel segments with their own energy resources.

        Our ongoing plant modernization program is aimed at boosting productivity, increasing efficiency and reducing the environmental impact of our operations. In line with this strategy, in 2007 and early 2008 we completed a $17.0 million modernization of the concaster at Mechel Targoviste, commissioned a $12.3 million shaft furnace at Southern Urals Nickel Plant, finished a $29.0 million overhaul of a rebar rolling mill at Chelyabinsk Metallurgical Plant, made a $33.7 million extension of a sintering unit at Chelyabinsk Metallurgical Plant and completed a $22.0 million air separation complex at Chelyabinsk Metallurgical Plant. In continuation of this strategy in 2008 and beyond, our steel segment upgrade plans include projects to increase the production capacity of our continuous casting units at our Chelyabinsk Metallurgical Plant, modernize smelters and reduce electricity consumption at Bratsk Ferroalloy Plant and modernize the electric arc furnace at Izhstal. See "—Capital Improvements Program."

        We intend to maintain our position as a low-cost producer of coal, meeting the challenge posed by the macroeconomic trends of growth of the Russian economy, improvement in wages and Russian domestic demand for goods and services and the continued recent appreciation of the ruble against the U.S. dollar.

  We will strive to maintain strong export sales.

        We intend to maintain strong relationships with our significant international customers. Although we are focused on growing our market position within our domestic markets (of which Russia is by far the largest), export sales, which constituted 36% of our total sales revenues in 2007, allow us to diversify our sales and reduce our reliance on the Russian market in the event that it were to experience a downturn. In our key export markets our steam coal customers include cement companies such as Sumitomo Osaka Cement and Taiheiyo Cement Corporation in Japan, Holcim in Europe, and Oytash Ic Ve Dis Ticaret A.S., Akcansa Cimento Sanayi Ve Ticaret A.S. and Lafarge Aslan Cimento A.S. in Turkey; as well as power generating companies such as OVA Elektrik A.S. in Turkey, KOSEP in South Korea, and RWE, DONG Energy and Varna Power Plant in Europe. Our coking coal customers include ArcelorMittal, Kazzinc and Kazchrome in Kazakhstan, various metal manufacturing facilities in Ukraine, JFE, Nisshin, Kobe Steel, Mitsui Mining and Sumitomo Metal Industries in Japan, POSCO in South Korea, Global Coke and Saurashtra Fuel in India, and Capital Iron and Steel Plant in China. Another E.U. customer is the Solvay Sodi chemical plant in Bulgaria. In our key export markets our product pricing policy is generally based on the current market price, our price forecasts and actual supply-and-demand dynamics.

  Continuing expansion in high-growth markets

  Increasing coking coal sales to high-growth international markets.

        We intend to continue to capitalize on our ability to serve fast-growing Asian and other international markets. In particular we view Japan, China, South Korea and India as countries to which our international growth strategy will be applied.

  Developing our domestic and export steel sales capabilities

        Our continued focus on the domestic Russian market is a key element of our strategy. We are particularly well-positioned to supply construction and infrastructure projects in Russia from our Chelyabinsk Metallurgical Plant located in the southern Urals. Not only do our products and prices tend to appeal to Russian customers, but the geographical reach of our production and logistics facilities and sales network give us a presence in the Russian heartland that facilitates sales to customers in Russia's remote regions. For example, our domestic trading subsidiary Mechel-Service has 27 branch warehouses in various cities in Russia.

        Our extensive operations in Romania, consisting of four steel mills, serve as an attractive platform to expand our steel product sales to the important export markets of the E.U.

        Implementation of these strategies is subject to a number of risks. See "Item 3. Key Information—Risk Factors" for a description of these risks.

Our History and Development

  General

        We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See "Item 5. Operating and Financial Review and Prospects—The Reorganization." Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into a large, integrated mining and metals group, comprising coal, iron ore, nickel, chrome ore and limestone assets and coke, steel and ferroalloy production, with operations and assets in Russia, Romania, Bulgaria, Lithuania and Kazakhstan. With each of our acquisitions, we implement improved operational and management practices, and we are generally able to realize significant increases in production efficiency and volume with only modest, targeted capital expenditures. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

Mining Business

  Mining process

        Coal.    Coal is mined using open pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our surface mines. Production at the underground mines is predominantly from longwall mining, a form of underground coal mining where a long wall of coal in a seam is mined in a single slice. After mining, depending upon the amount of impurities in the coal, the coal is processed in a wash plant, where it is crushed and impurities are removed. Coking coal concentrate is then transported to steel plants for conversion to coke for use in steel-making. Steam coal is shipped to utilities which use it in furnaces for steam generation to produce electricity. Our main products comprise coking and steam coal concentrate, steam coal, iron ore concentrate and ferronickel. Among the key advantages of our mining business is the high quality of our coking coal, the low level of volatile matters in our steam coal and our modern coal washing facilities, primarily built during the 1970s and 1980s, including facilities built as recently as 2001-2002.

        Iron ore.    All three of our iron ore mines are conventional open pit operations. Following a drilling and blasting stage, ore is hauled by truck and/or rail to the concentrator plant. At the concentrator plant, the ore is crushed and ground to a fine particle size, then separated into an iron concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded from approximately 29.8% elemental iron to a concentrate that contains about 62.9% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the concentrating plant. The concentrate is sent to disk filters which remove the water to a moist filter cake, and then to a concentrate storage facility. The filter cake is then shipped to customers by rail during warmer months, but in colder periods the filter must be dried further to prevent freezing in the rail cars. Korshunov Mining Plant operates its own drying facility.

        Nickel ore.    Both of the mining operations run by our Southern Urals Nickel Plant are typical of Russian open pit mines of their size. The weathered lateritic ores and overburden (the layers of soil covering the ore-bearing stratum) can be directly loaded by electric shovel and dragline into haul trucks without any drilling or blasting. The ore is stockpiled and then loaded into railcars for shipment to Southern Urals Nickel Plant. Overburden waste is hauled to dumping locations inside the mined-out pits whenever possible or placed in dumps adjacent to the pit.

        Nickel ore from both mines is transported by rail to our nickel production plant in the city of Orsk, which also lies east of the southern extremity of the Ural Mountains, close to the border with Kazakhstan. At this plant, nickel ore is processed into sinter, which is smelted (with the addition of coke and limestone) in shaft furnaces and then put through oxygen converters to produce converter matte and tailings. Converter matte is then processed into ferronickel. Ferronickel is shipped via rail from Orsk to our Chelyabinsk Metallurgical Plant and to St. Petersburg or Kaliningrad for further international delivery.

        Limestone.    Our limestone mining operation uses conventional mining technology. Ore is drilled and blasted, then loaded with electric shovels into haul trucks. Relatively minor amounts of waste are hauled to external dumps. The ore is hauled to stockpiles located adjacent to the crushing and screening plant. Ore is crushed, screened and segregated by size fraction. The crushed limestone is separated into three product categories for sale: 0-20 millimeters, 20-40 millimeters and 40-80 millimeters.

  Description of key products

        Coking coal and coking coal concentrates.    Coking coal is washed, low-phosphorous bituminous coal designated for further processing into coke in coking furnaces, which in turn is used in the blast furnace in the production of pig iron, a precursor of steel in integrated steel mills. Coking coals have high plasticity, meaning that they are amenable to being softened, liquefied and resolidified into hard and porous lumps when heated in the absence of air. From our Southern Kuzbass Coal Company we offer coking coal of marks OS (meager and caking), KS (coking and caking), KS (blend) and KO (coking and meager). We process coking coal into coking coal concentrate to reduce ash content and increase volatility and plasticity. We offer coking coal concentrate of marks OS (meager and caking), K (coking), KS (coking and caking), GZh (gas and fat) and Zh (fat).

        Steam coal and steam coal concentrates.    Steam coal has properties that make it suitable for use in thermal applications, including electric power generation. From our Southern Kuzbass Coal Company we offer steam coal of marks TS (lean and caking), SS3SS (weakly to non-caking coal of Category 3), KSOK1 (coking and caking meager of Category 11), GZhO (gas, fat and meager), TR (lean, slab-stone, big and nut-sized), T (lean), TOK1 (lean and oxidized of Group 1), TOK2 (lean and oxidized of Group 2), G (gas), Gok1 (gas and oxidized of Group 1) and Gok2 (gas and oxidized of Group 2). We offer steam coal concentrates of marks TPKO (lean, slab-stone, big and nut-sized), TMSSh (lean, petty, seed-sized and culm), TRK (lean, big and slab-stone), TKO (lean, big and nut-sized), TK (lean, big), TO (lean, nut-sized), TM (lean, petty), TMS (lean, petty and seed-sized), TSSh (lean, seed-sized and culm), TSh (lean, culm), TKO o.e. (lean, big and nut-sized, cleaned) and GZhO (gas, fat and meager).

        Other coal products.    From our Southern Kuzbass Coal Company we also offer our customers middlings and anthracite concentrates of various grades.

        Iron ore concentrate.    From our Korshunov Mining Plant we offer iron ore concentrate with a standard iron weight fraction of 62%.

        Non-ferrous metals.    From our Southern Urals Nickel Plant, we offer customers a B1-grade copper sulfate for use in industrial and chemical applications. Southern Urals Nickel Plant offers low-ferrous ferronickel, but only to export customers. We do not sell nickel products within Russia to companies outside our group.

  Sales of mining products

        The following table sets forth third-party sales of mining products (by volume) and as a percentage of total sales (including intra-group sales) for the periods indicated.

Product	2007	2006	2005	2007	2006	2005
	in thousands of tonnes(1)			% of total sales, incl. intra-group
Coking coal concentrate(2)	6,018	6,603	5,013	62%	73%	64%
Steam coal(2)	7,230	6,728	5,876	96%	100%	100%
Iron ore concentrate	2,358	2,885	2,876	51%	56%	64%
Nickel	13	12	11	79%	77%	87%

(1)
Includes resales of mining products purchased from third parties.

(2)
Includes only post-acquisition volumes of Yakutugol.

        The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated:

	2007		2006		2005
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Coking coal concentrate	622.9	34%	518.3	40%	463.0	42%
Domestic Sales (%)	84%		74%		64%
Export (%)	16%		26%		36%
Steam Coal	436.3	24%	311.1	24%	273.5	25%
Domestic Sales (%)	13%		21%		12%
Export (%)	87%		79%		88%
Iron ore concentrate	213.6	11%	168.2	13%	167.1	15%
Domestic Sales (%)	68%		98%		69%
Export (%)	32%		2%		31%
Nickel	468.9	25%	258.7	20%	150.5	14%
Domestic Sales (%)	0%		0%		0%
Export (%)	100%		100%		100%
Other(1)	103.1	6%	49.3	4%	36.1	3%

Total	1,844.8	100%	1,305.6	100%	1,090.2	100%

Domestic Sales (%)	45%		51%		44%
Export (%)	55%		49%		56%

(1)
Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

  Marketing and distribution

        Our mining products are marketed domestically primarily through Mechel Trading House and Mechel-Service and internationally through Mechel Trading AG's branch in Liechtenstein. The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated:

Region(1)	2007	2006	2005
Russia	44.4%	50.3%	44.1%
Other CIS	9.9%	10.3%	13.1%
Europe	33.5%	32.4%	31.6%
Asia	9.6%	4.4%	9.4%
Middle East	2.6%	2.6%	1.8%

	100.0%	100.0%	100.0%

(1)
The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

        In 2007, the five largest customers of our mining products were Glencore International (nickel, steam and coking coal), MMK (coking coal), EvrazResurs Trading House OOO (coking coal), Stratton

Metals Ltd ("Stratton Metals") (nickel) and Zapadno-Sibirsky Metallurgical Works OAO ("ZapSib") (iron ore), which together accounted for 50% of our mining segment sales.

Customer	% of total mining segment sales	Product	% of total product sales
Glencore International AG	18.9%	Nickel	69.2%
		Steam coal	4.7%
		Coking coal concentrate	0.6%
Magnitogorsk Metallurgical Plant OAO	8.1%	Coking coal concentrate	23.9%
EvrazResurs Trading House OOO	8.0%	Coking coal concentrate	23.7%
Stratton Metals Ltd	7.8%	Nickel	30.8%
Zapadno-Sibirsky Metallurgical Works OAO	7.6%	Iron ore concentrate	65.7%

  Domestic sales

        We generally do not involve intermediaries in the domestic distribution of our mining products. Our domestic coking and steam coal and iron ore customers are generally located in large industrial areas and have had long-standing relationships with us. We do not sell nickel products within Russia to companies outside our group.

        We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to our customers, including steel producers. Our largest domestic customer for our coking coal concentrate is MMK, accounting for 24% of our total coking coal concentrate sales and 8% of our total mining segment sales in 2007. We generally conclude sales contracts with domestic customers on an annual basis, and set our prices and volumes on a monthly basis by open tender.

        A subsidiary of electric utility Novosibirskenergo OAO, the largest power producer in Siberia, is our largest domestic customer of steam coal, accounting for 4% of our total steam coal sales and 1% of our total mining segment sales in 2007. We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on an annual basis. Some of our steam coal is consumed within the group; for example, sales of steam coal and middlings (lower-quality coal) from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were $9.8 million in 2007.

        Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. Our largest domestic customer, ZapSib, accounted for 66% of our total iron ore concentrate sales and 8% of our total mining segment sales in 2007. We set our prices on a monthly basis.

        Since 2002, Mechel Trading House has operated its wholly owned subsidiary, Mecheltrans, a railway freight and forwarding company. Mecheltrans owns its own rail rolling stock, consisting of 259 open cars and 193 pellet cars, leases 1,227 open cars and 20 pellet cars and has 2,280 open cars under equipment lease finance terms. The company transported domestically approximately 25.8 million tonnes of our cargo in 2007, approximately 29% of which was comprised of coal and iron ore.

  Export sales

        We export coking coal, steam coal concentrate, low bituminous and anthracite steam coal, iron ore concentrate and ferronickel.

        In the year ended December 31, 2007, the largest customer of our mining segment was Glencore International, accounting for 19% of our total mining segment sales. Glencore International's purchases from Mechel consisted of nickel (93%) steam coal (6%) and coking coal (1%). It was also our largest customer in the years ended December 31, 2006 and 2005, accounting for 23% and 14%, respectively, of the total mining segment sales in those years.

        We are Russia's largest exporter of coking coal concentrate, according to RasMin, a private information and research company. Our exports of coking coal concentrate primarily go to Ukraine, Japan, Taiwan and Kazakhstan. In 2007, Rutek Trading AG was our largest foreign customer of coking coal concentrate, accounting for 4% of our total coking coal concentrate sales and 1% of our total mining segment sales by revenue. Shipments are made by rail and by ship.

        Our exports of steam coal are primarily to Ukraine, Japan, Turkey, Belgium and Bulgaria, which together accounted for 65% of our total steam coal sales and 15% of our total mining segment sales by revenue in 2007. Our largest foreign customers of steam coal were Mechel Energy (a Swiss-registered international trading company in which we have a 50% stake) and Sumitomo Corporation. Steam coal is shipped to customers from our warehouses by railway and, in some cases, further by ship from Russian and Ukrainian ports.

        Our Port Posiet processed 1.7 million tonnes of cargo, mostly coal, in 2007. We ship primarily our steam coal and coking coal concentrate to Japan from Port Posiet. The port's current capacity is approximately 2.5 million tonnes of annual cargo-handling throughput and 170,000-180,000 tonnes of warehousing capacity depending on coal type. The port's proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our Far East coal production to market.

        In 2008, we are increasingly using spot contracts for export sales of coking and steam coal as compared to the 2007 financial year. Coal not shipped under spot contracts is sold under annual contracts.

        We also sold iron ore concentrate to customers in China during 2007, which accounted for 32% of our total iron ore concentrate sales and 4% of our total mining segment sales in 2007. We ship iron ore concentrate to China by rail and by sea.

        In 2007, we sold all of our ferronickel that we did not use internally to Glencore International and Stratton Metals. Our sales to Glencore International and Stratton Metals were approximately 69% and 31% of our total external ferronickel sales in 2007, respectively. In each case, the ferronickel is delivered by railway from our Southern Urals Nickel Plant to the port of St. Petersburg and it is then forwarded by the purchasers to their end users. Thus far in 2008 we have three nickel customers—Glencore International, Stratton Metals, and Outokumpu Stainless OY. Outokumpu Stainless is a Finnish manufacturer of stainless steel products. We deliver the ferronickel to Outokumpu Stainless by railway to the Russian-Finnish border. In 2008 our sales to Glencore International, Stratton Metals and Outokumpu are expected to comprise approximately 50%, 20% and 30% of our external ferronickel sales, respectively.

  Market share and competition

  Coal

        As a result of upstream acquisitions primarily by steel producers, based on publicly available information, we estimate that the number of Russian coal producers has decreased from about 250 in the mid-1990s to less than 60 in 2007. Based on our industry contacts and publicly available information, we believe that over the last few years, Russian coal mining companies have generally enjoyed a relatively stable customer base.

        According to data from the Central Dispatching Department, in 2007 we were the largest coking coal producer in Russia, with a 21% share of total production by volume (counting Yakutugol's entire 2007 production) and we had a 9% market share with respect to overall Russian coal production by volume. We also controlled 26% of the coking coal washing facilities in Russia by capacity at the end of 2007, according to the Central Dispatching Department. The following table lists the main Russian coking coal producers in 2007, the groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking coal production (thousands of tonnes)	% of coking coal production by volume
Mechel OAO	Southern Kuzbass Coal Company OAO	8,711	11.9%
	Yakutugol Holding Company OAO(1)	6,968	9.6%

	Mechel total	15,679	21.5%

Raspadskaya OAO	Raspadskaya ZAO	13,550	18.6%
Severstal OAO	Vorkutaugol OAO	6,453	8.8%
	Kuzbassugol Coal Company OAO	2,779	3.8%
	Vorgashorskaya Mine OAO	1,019	1.4%
	Yunyaginskoye OOO	504	0.7%

	Severstal total	10,755	14.7%

Sibuglemet Holding	Polusukhinskaya Mine OAO	3,161	4.3%
	Mezhdurechye OAO(2)	2,801	3.8%
	Antonovskaya Mine ZAO	1,532	2.1%
	Bolshevik Mine OAO	1,203	1.7%

	Sibuglemet total	8,697	11.9%

Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	6,742	9.2%
Kuzbassrazrezugol Coal Company OAO	Kuzbassrazrezugol Coal Company OAO	5,020	6.9%
SUEK OAO	SUEK OAO (Kemerovo region)	2,672	3.7%
Other	Other	9,832	13.5%

Total		72,947	100%

Source: Central Dispatching Department.

(1)
Yakutugol has been consolidated in our financial results since October 19, 2007. In this table Yakutugol's entire 2007 production is included.

(2)
We own 16.1% of Mezhdurechye.

        According to data from the Central Dispatching Department, in 2007, we were the third largest steam coal producer in Russia in terms of volume, with a 5.7% share of total production (counting Yakutugol's entire 2007 production). The following table lists the main Russian steam coal producers in 2007, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

Group	Company	Steam coal production (thousands of tonnes)	% of steam coal production by volume
SUEK OAO	SUEK Kemerovo region	26,335	10.9%
	SUEK Krasnoyarsk region	28,543	11.8%
	SUEK Khakasian Republic	7,606	3.2%
	SUEK Irkutsk region	14,752	6.1%
	SUEK Zabaikalsky region	4,102	1.7%
	SUEK Primorsky region	4,436	1.9%

	SUEK total	85,774	35.6%

Kuzbassrazrezugol Coal Company OAO	Kuzbassrazrezugol Coal Company OAO	38,115	15.8%
Mechel OAO	Southern Kuzbass Coal Company OAO	9,786	4.1%
	Yakutugol Holding Company OAO(1)	3,880	1.6%

	Mechel total	13,666	5.7%

SDS-Ugol Holding Company OAO	Barzasskoye Partnership OOO	151	0.1%
	Chernigovets ZAO	5,144	2.1%

	SDS-Ugol total	5,295	2.2%

Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	5,234	2.2%
LUTEK OAO	LUTEK OAO	4,905	2.0%
Zarechnaya Mine OAO	Zarechnaya Mine OAO	4,400	1.8%
Priargunskoye Industrial Mining and Chemical Amalgamation OAO	Priargunskoye Industrial Mining and Chemical Amalgamation OAO	4,145	1.7%
Other		79,688	33.0%

Total		241,222	100%

Source: Central Dispatching Department.

(1)
Yakutugol has been consolidated in our financial results since October 19, 2007. In this table Yakutugol's entire 2007 production is included.

        In the domestic coal market, we compete primarily on the basis of price, as well as on the basis of the quality of coal, which depends upon the quality of our production assets and the quality of our mineral reserves. Competition in the steam coal market is also affected by the fact that most steam power stations were built near specific steam coal sources and had their equipment customized to utilize the particular type of coal produced at the relevant local source. Outside of Russia, competition in the steam coal market is largely driven by coal quality, including volatile matter and calorie content.

  Iron ore

        The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to the Rudprom mining industry association, the market is dominated by relatively few producers, with the top three mining groups representing over 70% of total production of iron ore concentrate.

        The following table lists the main Russian iron ore concentrate producers in 2007, the groups to which they belong, their iron ore concentrate production volumes and their share of total Russian production volume.

Group	Company	Iron ore concentrate production (thousands of tonnes)	% of total production
Metalloinvest OOO	Lebedinsky GOK	21,007	20.9%
	Mikhailovsky GOK	17,313	17.2%

	Metalloinvest total	38,320	38.1%

Evraz Group S.A.	Kachkanarsky GOK	9,455	9.4%
	Vysokogorsky GOK	1,753	1.7%
	EvrazRuda	7,658	7.7%

	Evraz Group total	18,866	18.8%

Severstal-Resurs OAO	Kostomukshinsky GOK	10,422	10.4%
	Olenegorsky GOK	4,651	4.6%

	Severstal-Resurs total	15,073	15.0%

NLMK OAO	Stoylensky GOK	11,622	11.6%
Yevrokhim OAO	Kovdorsky GOK	5,242	5.2%
Mechel OAO	Korshunov Mining Plant	4,963	4.9%
Industrial Metallurgical Holding OOO	KMAruda	2,057	2.0%
Ural Mining-Metallurgical Company OAO	Bogoslovskoye RU	1,303	1.3%
Other		3,067	3.1%

Total		100,513	100%

Source: Rudprom mining industry association.

        In addition, Sokolovsko-Sarbayskoye Mining Amalgamation, which is located in Kazakhstan and has an output capacity of 16.8 million tonnes of iron ore concentrate and 8.6 million tonnes of pellets per annum, has been a major supplier to MMK since April 2006.

        Nickel prices and demand are driven by trends in the international markets.

  Coal production

        Our active coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in eastern Siberia. The earliest production at our Kuznetsky basin mines was in 1953, and 1979 in our Sakha Republic mines.

        Our recent license acquisitions include:

  •
  in 2004 we acquired through auction a subsoil license for the Sibirginsky mine area of the Sibirginsky and Tomsky coal deposits, near our Sibirginsk Open Pit Mine;

  •
  in 2005 we acquired through auction two subsoil licenses for the Raspadsky open pit mine area of the Raspadsky coal deposit and the Berezovsky-2 area of the Berezovsky and Olzherassk coal deposits;

  •
  in 2005 we acquired through auction two subsoil licenses for the Erunakov-1 and Erunakov-3 coal mines near Kemerovo; and

  •
  in 2005 we acquired the right to explore for and develop coking coal under three subsoil licenses for the Sorokinsky, Razvedochny and Olzherassk coalfields in Kemerovo.

        In October 2007, we acquired 75% less one share of Yakutugol, a coal producer located in eastern Siberia, in the Sakha Republic, increasing our stake to 100%. Yakutugol in turn owns the Kangalassk and Nerungrinsk open pit mines and the Dzhebariki-Khaya underground mine. Yakutugol extracts predominantly coking coal, as well as steam coal. The Nerungrinsk mine produces high-quality coking and steam coal. The Kangalassk mine produces steam coal that is sold as fuel for power plants in the Sakha Republic. The Dzhebariki-Khaya mine produces steam coal, most of which is sold to the state housing and municipal services administration. Yakutugol's output in 2007 was 10.8 million tonnes (2.7 million tonnes after the acquisition date) of coal consisting of 7.0 million tonnes (1.7 million tonnes after the acquisition date) of coking coal and 3.9 million tonnes (1.0 million tonnes after the acquisition date) of steam coal, and it sells most of its output to the Asian Pacific region, primarily Japan, South Korea and Taiwan, primarily pursuant to long-term contracts. We had previously acquired a blocking stake in Yakutugol of 25% plus one share in 2005.

        Together with our acquisition of Yakutugol, we also acquired 68.86% of the shares of Elgaugol, which at the time of the acquisition held the license to the undeveloped Elga coal deposit in the Sakha Republic. As part of the auction conditions, we are required to meet certain operational milestones: (1) completing the legal permits for development of the Elga coal deposit by June 2009; (2) commencing construction of the mining plant by November 2009; (3) completing construction of the mining plant (including water supply) and commencing coal production by October 2010; (4) reaching an estimated annual coal production of 9.0 million tonnes by July 2013; and (5) reaching an estimated annual coal production of 18 million tonnes by July 2018. In addition, we undertook the obligation to build a rail branch line of approximately 315 kilometers in length, from the Ulak station on the Baikal-Amur Mainline up to the Elga coal deposit. See "Item 5. Operating and Financial Review and Prospects—Contractual Obligations and Commercial Commitments." By special agreement with the Russian rail monopoly Russian Railways, we will operate this rail branch line as a private railway. After our acquisition of Elgaugol, the Elga mining license was transferred to Yakutugol effective upon the end of the first quarter of 2008. The Elga license area is part of a larger coal-bearing geological feature which up to now has been isolated from transportation links. The viability of the Elga project is dependent upon the construction of the rail branch line, as there are presently no transportation links by which to bring coal to market from the Elga license area.

        The table below sets forth certain information regarding the subsoil licenses used by our coal mines.

Mine(1)	License Area	License-Holding Subsidiary	License Expiry Date	Status(2)	Area (sq. km)	Year Production Commenced
Krasnogorsk Open Pit	Tomsk, Sibirginsk	Southern Kuzbass Coal Company OAO	Dec 2013	In production	22.4	1954
Krasnogorsk Open Pit	Sorokinsk, Tomsk, Sibirginsk	Southern Kuzbass Coal Company OAO	Nov 2025	In production	2.8	2007
Lenin Underground	Olzherassk	Southern Kuzbass Coal Company OAO	Nov 2013	In production	10.0	1953
Lenin Underground	Olzherassk	Southern Kuzbass Coal Company OAO	Dec 2014	In production	3.6	1965
Olzherassk Open Pit	Raspadsk, Berezovsk, Olzherassk	Olzherassk Open Pit Mine OAO |(3)	Jan 2014	In production	9.3	1980
Olzherassk Open Pit	Raspadsk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	3.5	2007
Olzherassk Open Pit(4)	Berezovsk-2, Berezovsk, Olzherassk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	4.8	2007
New-Olzherassk Underground (formerly Invest-Coal)	Raspadsk	Southern Kuzbass Coal Company OAO	Dec 2021	In production	1.2	2006
New-Olzherassk Underground(4)	Razvedochny, Raspadsk	Southern Kuzbass Coal Company OAO	Nov 2025	In development	14.6	n/a
Sibirginsk Underground	Sibirginsk, Tomsk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	5.9	2002
Sibirginsk Open Pit	Sibirginsk, Kureinsk, Uregolsk	Southern Kuzbass Coal Company OAO	Jan 2014	In production	17.7	1973
Tomusinsk Open Pit	Tomsk	Tomusinsk Open Pit Mine OAO	Dec 2012	In production	6.7	1959
Erunakovsk-1 Underground	Erunakovsk-1, Erunakovsk	Southern Kuzbass Coal Company OAO	Jun 2025	In development |(5)	8.4	n/a
Erunakovsk-3 Underground	Erunakovsk-3, Erunakovsk	Southern Kuzbass Coal Company OAO	Jun 2025	In development |(5)	7.1	n/a
Lenin Underground	Olzherassk	Southern Kuzbass Coal Company OAO	Nov 2025	In development |(5)	19.2	n/a
Nerungrinsk Open Pit	Nerungrinsk	Yakutugol OAO	Dec 2014	In production	15.3	1979
Kangalassk Open Pit	Kangalassk	Kangalassk Open Pit Mine OAO	Dec 2014	In production	7.7	1962
Dzhebariki-Khaya Underground	Dzhebariki-Khaya	Dzhebariki-Khaya Mine OAO	Dec 2013	In production	14.8	1972
Nerungrinsky Open Pit	Piatimetrovy coal-bed, Promezhutochny	Yakutugol OAO	Dec 2025	In development |(5)	30.0	n/a
Elga Open Pit	Elga	Yakutugol OAO	May 2020	In development	144.1	n/a

(1)
"Underground" denotes an underground mine; "open pit" denotes a surface mine.

(2)
"In production" refers to sites that are currently producing coal; "in development" refers to sites where preliminary work is being carried out in accordance with the terms of the relevant subsoil license, such as preparation and approval of the geological survey project (for the Olzherassk license area), geological surveys (for the Olzherassk, Razvedochny, Erunakovsk-3, Piatimetrovy coal-bed and Promezhutochny license areas), preparation and approval of construction project documentation (for the Elga license area) and construction (for the Erunakovsk-1 and Elga license areas).

(3)
In process of re-registration due to merger of previous license holder into this company.

(4)
Deposits of Olzherassk Pit are partially included in our reserves, as SEC standards for reserve estimates allow inclusion in reserves of only the mineral deposits that can be extracted with economic benefits during the license period.

(5)
Not included in our mineral reserves.

        In 1994, Sibirginsk Open Pit, a predecessor-in-interest of our subsidiary Southern Kuzbass Coal Company, received a coal license to develop resources of the Uregolsk license area. Approximately 1.1 million tonnes of coal have been mined by us since that date at the mine site in the license area.

        Due to what we believe was a technical error made when the license was originally issued, there is uncertainty as to whether the Uregolsk license area includes a part of the mine site with resources of 37 million tonnes of coal (the "New Uregolsk license area"). Applicable Russian regulations lack a procedure for correcting license boundaries in the event of an error, and as recently as in 2006 and 2007, we carried out mining activities on the New Uregolsk license area in coordination with Rostekhnadzor. Moreover, in cooperation with us, the Kemerovo region Subsoil Use Agency ("Kuzbassnedra") decided to offer the New Uregolsk license area by auction. The auction was originally scheduled for April 25, 2008; however, Kuzbassnedra suspended the auction until June 26, 2008. Southern Kuzbass Coal Company has submitted a bid in the auction. Moreover, in May 2008, the Kemerovo region prosecutor's office opened a criminal case on the basis of Southern Kuzbass Coal Company's alleged unlawful usage of the resources on the New Uregolsk license area, but no person has been charged yet.

        We and Southern Kuzbass Coal Company believe that the coal mining at the New Uregolsk license area was in compliance with applicable law. However, our subsidiary Southern Kuzbass Coal Company might face civil claims and its officers can be charged with criminal violations of relevant subsoil use laws. Our mineral reserves and deposits as set forth in this document as of January 1, 2008 do not include minerals within the New Uregolsk license area.

        The coking coal produced by our mines is predominately low-sulfur (0.3%) bituminous. Heating values for the coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for the steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

        The table below summarizes our coal production by mine and type of coal for the periods indicated.

	2007		2006		2005
	Tonnes	% of production	Tonnes	% of production	Tonnes	% of production
	(in thousands of tonnes)(1)
Coking Coal
Sibirginsk (Open Pit and Underground)(2)	2,181	20.9%	1,759	18.1%	2,822	32.9%
Tomusinsk Open Pit	2,385	22.9%	2,477	25.6%	2,607	30.4%
Olzherassk Open Pit	880	8.4%	1,613	16.6%	1,581	18.4%
Lenin Underground	2,077	20.0%	1,880	19.4%	1,573	18.3%
Sibirginsk Underground	1,188	11.4%	1,386	14.3%	—	—
Olzherassk Underground	—	—	582	6.0%	—	—
Yakutugol(3)
Nerungrinsk Open Pit	1,708	16.4%	—	—	—	—

Total Coking Coal	10,419	100.0%	9,697	100.0%	8,583	100.0%

Steam Coal
Krasnogorsk Open Pit	5,630	52.2%	5,587	76.4%	5,278	74.7%
Sibirginsk (Open Pit and Underground)	1,469	13.6%	1,703	23.3%	1,649	23.4%
Olzherassk Open Pit	868	8.1%	26	0.3%	136	1.9%
Tomusinsk Open Pit	36	0.3%	—	—	—	—
Olzherassk Underground	1,783	16.5%	—	—	—	—
Yakutugol(3)
Nerungrinsky Open Pit	827	7.7%	—	—	—	—
Kangalassk Open Pit	35	0.3%	—	—	—	—
Dzhebariki-Khaya Underground	127	1.3%	—	—	—	—

Total Steam Coal	10,775	100.0%	7,316	100.0%	7,063	100.0%

Total Coal	21,194		17,013		15,646

% Coking Coal		49.2%		57.0%		54.9%
% Steam Coal		50.8%		43.0%		45.1%

(1)
Volumes are reported on a wet basis.

(2)
"Underground" denotes an underground mine; "open pit" denotes a surface mine.

(3)
Includes only post-acquisition production volumes.

  Coal washing plants

        We operate five coal washing plants located near our coal mines in Southern Kuzbass. Of the total coal feed enriched by our washing plants in 2007, approximately 84.5% (13.3 million tonnes) was supplied by our own mining operations, and 15.5% (2.45 million tonnes) from the nearby Raspadskaya underground mine (owned by Raspadskaya OAO) on a tolling basis. In 2007, the capacity of our washing plants in Russia accounted for 26% of the total domestic coking coal washing capacity in Russia by volume (taking into account the Yakutugol acquisition), according to the Central Dispatching Department.

  Investments in coal companies

        We own 16.1% of Mezhdurechye, a Russian coal producer whose production volume accounted for 4% of Russian coking coal output and 2% of Russian total coal output in 2007, according to the Central Dispatching Department.

  Iron ore and concentrate production

        Korshunov Mining Plant operates three iron ore mines, Korshunovsk, Rudnogorsk and Tatianinsk, as well as a concentrating plant located outside of the town of Zheleznogorsk-Ilimsky, 120 kilometers east of the city of Bratsk in eastern Siberia. The Korshunovsk mine is located near the concentrating plant. The Rudnogorsk mine is located about 85 kilometers to the northwest of the concentrating plant. The Tatianinsk mine is located about 10 kilometers to the north of the concentrating plant. All three mines produce a magnetite ore (Fe3O4). We acquired Korshunov Mining Plant in 2003.

        The table below sets forth the subsoil licenses used by our iron ore mines and the expiration dates thereof.

License area	License Holder	License Expiry Date	Status	Area (sq. km)	Year Production Commenced
Korshunovsk	Korshunov Mining Plant	June 2009	In production	4.3	1965
Tatianinsk	Krasta ZAO(1)	June 2012	In production	1.3	1982
Rudnogorsk	Korshunov Mining Plant	June 2014	In production	5.1	1986
Krasnoyarsk	Korshunov Mining Plant	July 2015	Feasibility study(2)	3.0	n/a

(1)
In February 2007, Korshunov Mining Plant transferred the Tatianinsk license to its wholly owned subsidiary Krasta ZAO.

(2)
Not included in our mineral reserves and deposits.

        The table below summarizes our iron ore and iron ore concentrate production for the periods indicated.

	2007		2006		2005
	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(in thousands of tonnes)(1)
Korshunovsk ore production	6,573	25.8%	6,193	26.2%	6,521	26.7%
Rudnogorsk ore production	5,754	35.6%	5,224	37.1%	4,104	35.3%
Tatianinsk ore production	468	29.9%	222	32.4%	707	30.2%

Total ore production	12,795	30.4%	11,639	31.2%	11,333	30.0%

Iron ore concentrate production	4,963	62.2%	4,976	62.6%	4,522	62.6%

(1)
Volumes are reported on a wet basis.

  Nickel ore and nickel production

        Southern Urals Nickel Plant operates two open pit nickel ore mines, Sakhara and Buruktal, as well as a nickel production plant in Orsk. The Sakhara mine is located east of the Ural Mountains in Chelyabinsk region, about 375 kilometers north of Orsk. The Buruktal mine is located east of the southern tip of the Ural Mountains, in Orenburg region, close to the border with Kazakhstan. It is located 230 kilometers east of Orsk. We acquired Southern Urals Nickel Plant in 2001.

        The table below sets forth the subsoil licenses used by our nickel mines and the expiration dates thereof.

License area	License Holder	License Expiry Date	Status	Area (sq. km)	Year Production Commenced
Buruktal	Southern Urals Nickel Plant	December 2012	In production	11.9	1968
Sakhara	Southern Urals Nickel Plant	April 2013	In production	2.2	1994

        The following table summarizes our nickel ore and nickel products production for the periods indicated:

	2007		2006		2005
	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)
	(in thousands of tonnes)(1)
Sakhara ore production	1,236.1	1.13%	1,118.3	1.10%	1,113.7	1.14%
Buruktal ore production	1,591.3	1.05%	1,240.3	1.05%	901.6	1.06%

Total ore production	2,827.4	1.09%	2,358.6	1.07%	2,015.3	1.1%

Nickel production	17.1	89.91%	14.4	89.75	12.6	n/a

(1)
Volumes are reported on a wet basis.

  Limestone production

        The Pugachev limestone quarry is an open pit mine located approximately 12 kilometers southeast of the city of Beloretsk in the Ural Mountains. The quarry was developed in 1952 to support Beloretsk Metallurgical Plant's steel making facilities, which are currently closed. The Pugachev limestone quarry is owned by our Beloretsk Metallurgical Plant, which we acquired in 2002. The current subsoil license is valid until January 2014.

        The quarry produces both high-grade flux limestone for use in steel making and nickel smelting and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determines their suitability for particular use. In 2007, approximately 78.2% of the limestone produced at Pugachev was used internally, with 54.7% shipped to Chelyabinsk Metallurgical Plant, 19.5% shipped to Southern Urals Nickel Plant, 3.6% to Izhstal, 0.4% shipped to Mechel Materials OOO ("Mechel Materials"), 2.6% used as auxiliary and the remaining 19.2% sold to third parties. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

        The table below summarizes our limestone production for the periods indicated.

	2007	2006	2005
	(in thousands of tonnes)
Limestone production	1,831.6	2,013.7	2,054.0

        The decrease of limestone production volumes during from 2005 through 2007 period relates to the improvement in quality of limestone fractions produced and a corresponding decrease in our requirements for 40-80 millimeter and 20-40 millimeter limestone fractions. Producing extra tonnage is not economically justifiable, as it results in increased unutilized inventory. In 2007 the limestone quarry worked on more deep reprocessing of 0-20 millimeter limestone fractions extracted in prior periods and converting them to the 0-5 millimeter fraction, which is needed for our iron smelting plants. Correspondingly, processed limestone production (including reprocessing of already-mined inventory) increased, but extraction of limestone was performed based on our internal needs.

  Mineral reserves

        Our mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the standards set by the SEC in its Industry Guide 7 and have been reviewed by Marston & Marston, independent mining engineers, as of January 1, 2008.

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

        Our subsoil licenses expire on dates falling in 2009 through 2025. These subsoil licenses, however, may be terminated prior to, or may not be extended at, the time of their expiration. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits," "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business and results of operations" and "—Regulatory Matters—Subsoil licensing."

        In addition to our mineral reserves, we have mineral deposits. Our mineral deposits are similar to our mineral reserves in all respects, except that the deposit is either (1) contained within the license boundary but is scheduled to be extracted beyond the license period or (2) is adjacent to but not contained within the license boundary. In both such cases, we intend to obtain the legal right to extract such deposit in the future. Mineral deposits may not ever be converted into mineral reserves if licenses are not renewed and/or extraction of such mineral deposits does not become economically viable in the future. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits" and "Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation and Other Countries Where We Operate—Legal Risks and Uncertainties—Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity."

        The table below summarizes our reserves as of January 1, 2008.

	Coal
Summary					Iron Ore	Nickel Ore
	Coking		Steam				Limestone
	(quantities in millions of tonnes)
Reserves	226.5		283.8		50.9	12.0	17.4
Grade(%)	44.4	%(1)	55.6	%(1)	29.0%	1.0%	55.2%
Deposits	289.0		423.0		109.4	69.7	10.1
Grade(%)	40.6	%(1)	59.4	%(1)	27.9%	1.0%	55.2%

(1)
Shows percentage of the type of coal.

  Coal

        As of January 1, 2008, we had coal reserves (proven and probable) totaling 510.3 million tonnes, of which approximately 44.4% was coking coal. The table below summarizes coal reserves by mine.

Coal Reserves	Coking Coal	Steam Coal	Heating Value(1)(2)	% Sulfur(2)
	(quantities in millions of tonnes)(3)
Krasnogorsk Open Pit	—	117.8	5,700	0.40%
Tomusinsk Open Pit	9.2	1.1	8,350	0.30%
Olzherassk Open Pit	14.6	21.5	8,171	0.25%
Olzherassk Underground	—	17.1	7,900	0.30%
Sibirginsk Open Pit	16.3	14.1	8,449	0.30%
Sibirginsk Underground	42.0	—	8,531	0.25%
Lenin Underground	12.6	—	8,467	0.29%
Nerungrinsk Open Pit	70.7	8.5	7,331	0.30%
Elga(4)	61.1	103.7	n/a	n/a

Total	226.5	283.8

% of Total	44.4%	55.6%

(1)
Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)
The figures represent the average for the relevant licensed period.

(3)
Volumes are reported on a wet in-place basis.

(4)
Tonnages are for clean coal product. All other mines are reported on a run-of-mine basis.

n/a
Not currently available.

        As of January 1, 2008, we had coal deposits totaling 712.0 million tonnes, of which approximately 40.6% was coking coal. The table below summarizes coal deposits by mine.

Coal Deposits	Coking Coal	Steam Coal	Heating Value(1)(2)	% Sulfur(2)
	(quantities in millions of tonnes)(3)
Krasnogorsk Open Pit	—	103.9	5,771	0.40%
Tomusinsk Open Pit	7.3	1.9	8,350	0.30%
Olzherassk Open Pit	9.9	8.7	8,265	0.25%
Sibirginsk Open Pit	18.5	20.0	8,466	0.30%
Sibirginsk Underground	6.0	—	8,531	0.25%
Lenin Underground	14.7	—	8,476	0.31%
Nerungrinsk Open Pit	86.3	5.6	7,670	0.30%
Elga(4)	146.3	282.9	n/a	n/a

Total	289.0	423.0

% of Total	40.6%	59.4%

(1)
Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)
The figures represent the average for the relevant unlicensed period.

(3)
Volumes are reported on a wet in-place basis.

(4)
Tonnages are for clean coal product. All other mines are reported on a run-of-mine basis.

n/a
Not currently available.

        Elga, a coalfield for which our subsidiary Yakutugol holds a subsoil license, is an undeveloped property in a remote area of Siberia. Elga is capable of producing large quantities of export-quality coking and steam coal. The region was first discovered and explored in 1952, with the first geological surveys being conducted in 1954 through 1956, followed by prospecting surveys in 1961-1962. Exploration drilling was completed in 1998, and since exploration was completed, there have been several studies on Elga, including geology and resources, mine planning, railway construction and feasibility studies. We plan to mine Elga using open pit mining methods.

        There are a number of significant risk factors associated with the Elga project. These risks have the potential to impact the calculation of the Elga reserves by affecting the project's legal or economic viability. Key risks that have been identified include the following:

  •
  According to the terms of the subsoil license for the Elga coal deposit, we must construct a rail branch line from the Baikal-Amur Mainline to the coal deposits, approximately 335 kilometers in length, and this branch line must be operational by September 30, 2010. Previous detailed studies have estimated that it will take three to four years to construct such a branch line. The current construction schedule is very aggressive and may not be achievable. If this schedule is not met, the potential exists that our subsoil license for Elga will be suspended or terminated.

  •
  The viability of the Elga project is dependent upon the construction of the rail branch line referred to above. Construction of the branch line has begun but a detailed engineering study needs to be conducted to determine construction volumes for dirt moving and the total construction costs. For the reserve evaluation, railroad construction costs were extrapolated from 2005 figures.

  •
  A detailed feasibility study was completed on the Elga project in 2005. A new engineering study needs to be completed on the project to determine project capital and operating costs due to the significant cost inflation that has occurred in the mining industry since 2005. Increases in capital and operating costs have the potential to make the Elga project uneconomical because of the project's sensitivity to these costs.

  •
  The Elga project is very sensitive to market prices for coal because of the high initial capital costs and expected high ongoing operating costs. Coal prices will need to be near or above the current historically high price levels for several years in order for this project to have a positive net present value at a 12% discount rate, which was used for the reserves calculation.

  Iron ore

        As of January 1, 2008, we had iron ore reserves (proven and probable) totaling 50.9 million tonnes at an average iron grade of 29.0%. The table below summarizes iron ore reserves by mine.

Iron Ore Reserves(1)	Tonnes(2)	Grade (% Fe)(3)
	(in millions of tonnes)
Korshunovsk	9.2	24.9%
Rudnogorsk	38.0	30.2%
Tatianinsk	3.7	26.2%

Total	50.9	29.0%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.

(2)
Volumes are reported on a wet basis.

(3)
Metallurgical recovery is projected to be 70.2%.

        As of January 1, 2008, we had iron ore deposits totaling 109.4 million tonnes at an average iron grade of 27.9%. The table below summarizes iron ore deposits by mine.

Iron Ore Deposits(1)	Tonnes(2)	Grade (% Fe)(3)
	(in millions of tonnes)
Korshunovsk	47.4	24.9%
Rudnogorsk	62.0	30.2%

Total	109.4	27.9%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.

(2)
Volumes are reported on a wet basis.

(3)
Metallurgical recovery is projected to be 70.2%.

  Nickel ore

        As of January 1, 2008, we had nickel ore reserves (proven and probable) totaling 12.0 million tonnes at an average nickel grade of 1.0%. The table below summarizes nickel ore reserves by mine.

Nickel Ore Reserves(1)	Tonnes(2)	Grade (% Ni)(3)
	(in millions of tonnes)
Sakhara	5.0	1.0%
Buruktal	7.0	1.0%

Total	12.0	1.0%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.

(2)
Volumes are reported on a dry basis.

(3)
Metallurgical recovery is projected to be 73.8%.

        As of January 1, 2008, we had nickel ore deposits totaling 69.7 million tonnes at an average nickel grade of 1.0%. The table below summarizes nickel ore deposits.

Nickel Ore Deposits(1)	Tonnes(2)	Grade (% Ni)(3)
	(in millions of tonnes)
Buruktal	69.7	1.0%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.

(2)
Volumes are reported on a dry basis.

(3)
Metallurgical recovery is projected to be 73.8%.

  Limestone

        As of January 1, 2008, we had limestone reserves (proven and probable) totaling 17.4 million tonnes at 55.2% CaO.

Limestone Reserves(1)	Tonnes	Grade (% CaO)
	(in millions of tonnes)
Pugachev	17.4	55.2%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.

        As of January 1, 2008, we had limestone deposits totaling 10.1 million tonnes at 55.2% CaO.

Limestone Deposits(1)	Tonnes	Grade (% CaO)
	(in millions of tonnes)
Pugachev	10.1	55.2%

(1)
Includes adjustments for dilution and mine recovery, based on historical records.

Steel Business

        Our steel business comprises production and sale of semi-finished steel products, carbon steel long products and specialty steel long products, carbon and stainless flat products, and value-added downstream metal products including hardware, stampings and forgings. Within these product groups, we are further able to tailor steel grades to meet specific end-user requirements. Our steel business is supported by our mining business, which includes coal (steam and coking coal), iron ore, nickel and limestone.

        Our steel business has production facilities in Russia, Lithuania and Romania. Our acquisition of Ductil Steel in early 2008 represents further expansion of our production and marketing capacity into the E.U. The acquisition of Ductil is allowing us to optimize our existing production chain and maximize the efficiency of our intra-group sales structure, while at the same time reducing costs—including import duties and logistics expenses associated with bringing billets to our Romanian plants from our Russian steel mills—in our growing Romanian steel business.

  Steel manufacturing process and types of steel

        The most common steel manufacturing processes are production in a basic oxygen furnace, or BOF, and production in an electric arc furnace, or EAF.

        In BOF steel manufacturing, the principal raw material used to produce steel is iron ore and the metal is chemically smelted from the ore. Mined iron ore is crushed, concentrated and mixed with limestone and a small amount of coke. The mixture is sintered, crushed and then constantly fed, in alternating layers with more coke, into a blast furnace. At the same time natural gas and oxygen are injected into the furnace to reduce the iron, melt the mixture and obtain pig iron, an intermediate product with an iron content of 94-97%, a carbon content of 2-4% and 1-2% non-ferrous elements). Liquid pig iron is processed further in a BOF to produce molten steel with less than 2% carbon content. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, and titanium ferroalloys and other components to give it special properties. Approximately 60% of the world's steel output is made in a BOF, most typically in large-scale plants that must produce 3-4 million tonnes per year to be economically efficient.

        In EAF steel manufacturing, steel is generally produced from remelted scrap. Heat to melt the scrap is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap. This process is suitable for producing almost all steel alloys, including stainless steel and other specialty steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 35% of world steel output is made in EAFs.

        Steel products are broadly subdivided into two categories—flat and long products. Flat products are hot-rolled or cold-rolled coils and/or coated sheets that are used primarily in manufacturing industries, such as the white goods and automotive industries. Long products are used for construction-type applications (beams, rebar) and the engineering industry. To create flat and long products, molten raw steel is cast in continuous-casting machines or casting forms (molds). The molten and steel is processed and hardened into semi-finished products in the form of blooms, slabs or ingots. Ingots and blooms have a square cross-section and are used for further processing into long products. Slabs have a rectangular cross-section and are used to make flat products. All products are rolled at high temperatures, a process known as hot rolling. They are drawn and flattened through rollers to give the metal the desired dimensions and strength properties. Some flat steel products go through an additional step of rolling without heating, a process known as cold rolling. After cold rolling, annealing in furnaces with gradual cooling that softens and stress-relieves the metal is periodically required. Oil may be applied to the surfaces for protection from rust.

        The properties of steel (strength, solidity, plasticity, magnetization, corrosion-resistance) may be modified to render it suitable for its intended future use by the addition by smelting of small amounts of other metals into the structure of the steel, varying the steel's chemical composition. For example, the carbon content of steel can be varied in order to change its plasticity, or chrome and nickel can be added to produce stainless steel. Resistance to corrosion can be achieved through application of special coatings (including polymeric coatings), galvanization, copper coating or tinning, painting and other treatments.

  Description of key products

        Coke.    Coke is added to the blast furnace as a reducing agent for iron in the smelting process. It is a product prepared by pyrolysis (heating in the absence of oxygen) of low-ash and low-phosphorus coking coal. We offer customers coke from our Moscow Coke and Gas Plant OAO ("Moscow Coke and Gas Plant") and Mechel-Coke OOO ("Mechel-Coke").

        Coking products.    Coking products are hydrocarbon products obtained as a byproduct of the production of coke. We produce coke in our subsidiaries Moscow Coke and Gas Plant and Mechel-Coke. We offer our customers coal tar, naphthalene and other compounds. Worldwide, coal tar is used in diverse applications, including medications for treatment of psoriasis and dandruff, boiler fuel, food additives and pavement sealants. Naphthalene, a product of the distillation of coal tar, is best known as the active ingredient in mothballs. It is used by the chemical industry to produce chemical compounds used in insecticides, surfactants, synthetic dyes, solvents, plasticizers and other products.

        Ferrosilicon.    Ferrosilicon is used in ferrous metallurgy as a deoxidizer or as an alloying element for production of electrotechnic, spring wire, corrosion-resistant and heat resistant steel grades, or as a pig iron modifier. In nonferrous metallurgy, ferrosilicon is used as a reducing agent for production of nonferrous metals and alloys. We offer our customers ferrosilicon from our Bratsk Ferroalloy Plant.

        Pig iron.    Pig iron is a high-carbon form of iron produced from smelting iron ore in the blast furnace. It is brittle and is useful primarily as an intermediate product in the manufacturing of steel. Pig iron can typically also be processed to produce cast iron. We sell small volumes of pig iron from our Chelyabinsk Metallurgical Plant to third parties.

        Semi-finished products.    Semi-finished products typically require further milling before they are useful to end consumers. We offer semi-finished billets, blooms and slabs. Billets and blooms are precursors to long products and have a square cross section. The difference between billets and blooms is that blooms have a larger cross-section. Slabs are precursors to flat products and have a rectangular cross section. We offer our customers billets and blooms produced by Mechel Targoviste and Izhstal and slabs produced by Chelyabinsk Metallurgical Plant.

        Long steel products.    Long steel products are rolled products used in many industrial sectors, particularly in the construction and engineering industries. They include various types of bars (including concrete reinforcement bar, or rebar, and calibrated long steel products), wire rod and a wide range of profiles. Our long products are manufactured at Chelyabinsk Metallurgical Plant, Izhstal and Beloretsk Metallurgical Plant in Russia, and Mechel Campia Turzii and Mechel Targoviste in Romania.

        We offer our customers a wide selection of long steel products produced from various kinds of steel, including rebar, calibrated long steel products, steel angles, round products, surface-conditioned and bearing steel products, wire rod, square billets and others.

        Flat products.    A flat product is a steel product that has been flattened by rolls with smooth surfaces and ranges of dimension, varying in thickness and width. Our flat products include hot- and cold-rolled sheets of various thicknesses, including stainless steel sheets. Our flat products are produced at Chelyabinsk Metallurgical Plant.

        Stampings and forgings.    Stampings are custom parts stamped from flat products. Forgings are specialty products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our forgings and stampings are offered on a made-to-order basis according to minimum batches depending on the products' sizes. Our product offerings include rollers and axles used in vehicle manufacturing; bearings, gears and wheels; tools and parts; industrial stencils and dies; and others. Our stampings and forgings are produced at Urals Stampings Plant, including its Chelyabinsk branch. Izhstal and Mechel Targoviste also produce stampings and forgings.

        Hardware.    Hardware are products resulting from re-processing of wire rod and which are ready for use in manufacturing and consumer applications. Our hardware is produced at Izhstal, Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant in Russia, Mechel Campia Turzii in Romania and Mechel Nemunas in Lithuania. Our wide-ranging hardware product line includes spring wire; barbed wire; electrodes; wire for ball bearing manufacturing; precision alloy wire; rebar wire; metal cord; zinc-coated wire; copper-coated wire; various types of nails; cables specially engineered for the shipping, aerospace, oil and gas and construction industries; aerials for electric trams and buses; cables for passenger and freight elevators; general-purpose iron and steel straps and clips; woven wire cloth; and others.

        The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2007	2006	2005
	(in thousands of tonnes)
Coke	3,886	2,570	2,589
Coking Products	129	49	85
Pig Iron	3,686	3,631	3,349
Ferrosilicon(1)	38	—	—
Semi-Finished Steel Products, including:	1,705	1,785	1,777
Carbon and Low-Alloyed Semi-Finished Products	1,647	1,716	1,755
Long Steel Products, including:	3,040	2,529	2,510
Stainless Long Products	17	15	12
Alloyed Long Products	82	79	123
Rebar	1,637	1,358	1,349
Wire Rod	591	367	349
Low-Alloyed Engineering Steel	711	712	676
Flat Steel Products, including:	393	400	313
Stainless Flat Products	37	39	14
Carbon and Low-Alloyed Flat Products	356	361	299
Forgings, including:	80	75	79
Stainless Forgings	2	3	3
Alloyed Forgings	51	24	14
Carbon and Low-Alloyed Forgings	26	48	62
Forged Alloys	1	1	1
Stampings	95	101	104
Hardware, including:	689	611	558
Wire	536	466	394
Ropes	57	55	55

(1)
Representing the ferrosilicon production of Bratsk Ferroalloy Plant since its acquisition in August 2007.

        With the exception of our non-Russian subsidiaries, we manufacture almost all of our steel products using internally sourced coke, pig iron, raw steel and semi-finished steel products.

  Sales of steel products

        The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in "Steel Business" does not include intercompany sales.

	2007		2006		2005
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Coke	248.8	6%	38.7	1%	49.2	2%
Coking Products	36.0	1%	10.3	0%	17.6	1%
Pig Iron	4.1	0%	14.1	0%	16.7	1%
Ferrosilicon(1)	29.0	1%	—	—	—	—
Semi-Finished Products, including:	555.1	13%	397.5	13%	465.0	17%
Carbon and Low-Alloyed Semi-Finished Products(2)	446.5	10%	299.3	10%	282.1	10%
Long Steel Products, including:	1,830.1	42%	1,436.3	47%	1,311.1	48%
Stainless Long Products	44.8	1%	35.2	1%	44.4	2%
Alloyed Long Products	151.9	4%	131.1	4%	118.3	4%
Rebar	1,017.1	23%	753.0	25%	616.8	23%
Wire Rod	190.1	4%	202.3	7%	184.6	7%
Carbon and Low-Alloyed Engineering Steel	426.3	10%	314.7	10%	347.0	13%
Flat Steel Products, including:	421.8	10%	304.2	10%	219.5	8%
Stainless Flat Products	193.5	4%	125.2	4%	45.9	2%
Carbon and Low-Alloyed Flat Products	228.3	5%	178.9	6%	173.6	6%
Forgings, including:	164.7	4%	81.2	3%	93.5	3%
Stainless Forgings	26.5	1%	9.8	0%	11.0	0%
Alloyed Forgings	20.8	0%	11.9	0%	29.8	1%
Carbon and Low-Alloyed Forgings	86.9	2%	49.1	2%	45.8	2%
Forged Alloys	30.5	1%	10.3	0%	6.9	0%
Stampings	201.4	5%	151.7	5%	121.8	4%
Hardware, including:	603.4	14%	458.0	15%	373.8	14%
Wire	414.5	10%	303.3	10%	253.9	9%
Ropes	73.2	2%	60.6	2%	55.7	2%
Other	241.3	6%	150.8	5%	42.3	2%

Total	4,335.8	100%	3,042.8	100%	2,710.2	100%

(1)
Representing the ferrosilicon sales of Bratsk Ferroalloy Plant since its acquisition in August 2007.

(2)
Excludes revenues from slab sales.

        The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2007	2006	2005
Russia	60.0%	56.9%	48.0%
Other CIS	5.8%	5.6%	5.0%
Europe	19.0%	28.7%	29.9%
Asia	1.0%	1.3%	8.6%
Middle East	12.9%	5.6%	4.7%
United States	0.6%	1.7%	2.1%
Other	0.7%	0.3%	1.7%

	100.0%	100.0%	100.0%

(1)
The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

        In 2007, our steel segment sales outside of Russia were principally to Europe and the Middle East. Sales in Europe accounted for 19% of our total steel segment sales. Middle East sales in 2007 accounted for 13% of our total steel segment sales.

        In 2007, the five largest customers of our steel segment products were Glencore International (carbon and low-alloyed semi-finished products, other semi-finished products, reinforcement bars and wire rod), Balli Klockner Public Limited Company (carbon and low-alloyed semi-finished products, other semi-finished products and rebar), Metallokomplekt-M OOO (reinforcement bars and wire rods), MetallService OAO (carbon and low-alloyed flat products, carbon and low-alloyed engineering steel, stainless long and flat products), Sibpromsnab ZAO (carbon and low-alloyed flat products, stainless flat products and reinforcement bars), which together accounted for 16% of our steel segment sales.

        Glencore International is the largest customer of our steel segment products. During 2007, 2006 and 2005, we sold $392.6 million, $282.6 million and $217.3 million of steel products to Glencore International, respectively, comprising 9.1%, 9.3%, and 8.0% of our total steel segment sales, respectively, during these periods. Glencore International resells these steel products primarily to customers in the Middle East and Asia. According to the shipping documentation provided by Glencore International, in 2007 and 2006, customers in the Middle East accounted for 86.5% and 51.6%, respectively, of these sales, and customers in Asia accounted for 9.6% and 27.0%, respectively, of these sales.

        Beginning in November 2004, steel sales to Glencore International were made pursuant to a framework contract providing for the sale of a minimum of 180,000 tonnes of commodity carbon steel products per quarter at market-based prices. The framework contract with Glencore expired at the end of 2007. Our management is in the process of negotiating a new framework contract with Glencore. The products purchased by Glencore International consist of wire rod, rebar, billets, hot-rolled sheet and coil, which are then resold by Glencore International abroad, principally to purchasers in Asia and the Middle East.

        Almost all of our steel segment export sales are made to independent distributors pursuant to framework contracts. These framework contracts generally specify certain ports to which we must deliver our products. The distributors take delivery of our products at these locations, and further on-sell the products to other distributors or end users. When these distributors take delivery of our products, we are provided in certain instances with documentation showing the further destination of our products. We do not have control over the final destination of our products, contractually or otherwise.

        Based on such documentation, we are aware that certain of our products are on-sold to certain countries that are subject to international trade restrictions or economic embargoes that prohibit U.S. incorporated entities, U.S. citizens and residents from engaging in commercial, financial or trade transactions with such countries, including countries such as Iran and Syria (the "Sanctioned Countries"). We estimate that approximately 6.7% of our total sales in 2007 were on-sold in the Sanctioned Countries, mostly by independent distributors to other distributors or end-users.

        In addition, we have a very limited amount of direct sales to customers in the Sanctioned Countries, amounting to approximately 0.02% of our total sales in 2007. We intend to cease these sales in the future.

        We are aware of governmental initiatives in the United States and elsewhere to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with the Sanctioned Countries. While we are not a U.S. person that would be subject to such regulations, we recognize that dealings with the Sanctioned Countries can have an adverse effect on our international reputation. Accordingly, we intend to work with independent distributors to include provisions in our future framework contracts that would allow us to consent to, or be consulted in advance in relation to, on-sales of our products to the Sanctioned Countries.

        The following table sets forth information on our domestic and export sales of our primary steel product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 25 to our consolidated financial statements in "Item 18. Financial Statements."

Products	2007	2006	2005
	(in millions of U.S. dollars, except for percentages)
Coke	248.8	38.7	49.2
Domestic (%)	78%	95%	100%
Export (%)	22%	5%	—%
Coking Products	36.0	10.3	17.6
Domestic (%)	64%	99%	89%
Export (%)	36%	1%	11%
Ferrosilicon(1)	4.1	—	—
Domestic (%)	93%	—	—
Export (%)	7%	—	—
Pig Iron	29.0	14.1	16.7
Domestic (%)	97%	100%	11%
Export (%)	3%	0%	89%
Semi-Finished Steel Products	555.1	397.5	465.0
Domestic (%)	13%	11%	7%
Export (%)	87%	89%	93%
Long Steel Products	1,830.1	1,436.3	1,311.1
Domestic (%)	75%	76%	63%
Export (%)	25%	24%	37%
Flat Steel Products	421.8	304.2	219.5
Domestic (%)	79%	79%	57%
Export (%)	21%	21%	43%
Forgings	164.7	81.2	93.5
Domestic (%)	61%	48%	48%
Export (%)	39%	52%	52%
Stampings	201.4	151.7	121.8
Domestic (%)	80%	82%	84%
Export (%)	20%	18%	16%
Hardware	603.4	458.0	373.8
Domestic (%)	78%	76%	72%
Export (%)	22%	24%	28%
Other	241.3	150.8	42.3
Domestic (%)	88%	62%	64%
Export (%)	12%	38%	36%

Total	4,335.8	3,042.8	2,710.2

Domestic (%)	69%	67%	55%
Export (%)	31%	33%	45%

(1)
Representing the ferrosilicon sales of Bratsk Ferroalloy Plant since its acquisition in August 2007.

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

        The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2007.

Use by Industry	Metal Works, Hardware Plants	Pipe Factories	Construction	Engineering	Railway Construction, Repair	Power Generation	Other Industries(1)
Semi-Finished Steel Products	99%	—	—	1%	—	—	—
Long Steel Products	3%	1%	73%	18%	1%	—	4%
Flat Steel Products	1%	11%	66%	21%	—	—	1%
Forgings	14%	54%	—	32%	—	—	—
Stampings	1%	—	4%	54%	—	—	40%
Hardware	13%	—	19%	17%	9%	2%	40%

(1)
Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

  Marketing and distribution

        We use flexible sales strategies that are tailored to our customers and the markets we serve. Mechel Trading House, headquartered in Moscow, coordinates our Russian sales and has four sales branch offices. Mechel Trading AG, based in Zug, Switzerland, coordinates exports of our steel products through its branch in Schaan, Liechtenstein.

        Our overall sales strategy is to develop long-term, close partnerships with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end-user customers, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers' specifications and quality requirements are consistently met. These committees also provide customers the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong brand identity for Mechel throughout Russia and other countries of the CIS, Central and Eastern Europe, Southeast Asia and the Middle East.

  Domestic sales

        The Moscow headquarters of Mechel Trading House serves as the central domestic sales office for all our products. Our Moscow office provides additional customer services for, and collects feedback from, our largest and most important customers, and the information gathered is directly provided to senior management. The Moscow office, by virtue of its location, is also well suited to develop new customers by approaching large Russian manufacturers headquartered in Moscow or those companies that have centralized purchasing offices in Moscow. The Moscow office is also involved in responding to tenders or requests for proposals, which is the most common method by which Russian companies procure the supply of raw materials.

        In January 2006, we established Mechel Hardware OOO ("Mechel Hardware"), which in 2006 and 2007 sold and marketed products produced at Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Mechel Nemunas to Russian and other markets. In 2008, in order to optimize our product portfolio and save marketing and distribution costs, we decided to combine Mechel Hardware with Mechel Trading House. Currently we are in the process of reorganizing Mechel Hardware in order to merge Mechel Hardware with Mechel Trading House.

        Our Russian steel production facilities are located in large industrial areas and have long-standing relationships—some dating from the Soviet era—with local end-user customers. Mechel Trading House has five branches and Mechel-Service has 27 branch warehouses throughout Russia to serve our customers. Our branches help us to develop and service our long-standing customer relationships by virtue of their proximity to both production and customers and thereby allow our local sales forces to provide highly specialized and technical sales and service support to our Russian customers.

        Mechel Trading House has approximately 219 employees. Mechel-Service had approximately 500 employees as of December 31, 2007. Mechel Hardware had approximately 50 employees as of December 31, 2007.

  Export sales

        Most of the export sales in our steel segment are made to independent distributors, which then sell our products to end users. Our subsidiary Mechel Trading has sales offices in Liechtenstein, Belgium, Switzerland and Romania. At the end of 2007, Mechel Trading also had sales offices in the Philippines, Vietnam and Austria, which we have since closed and replaced with sales agents.

        We also work with agents in 15 additional countries. At the end of 2007, we had sales agents in 12 countries; since year-end we have established arrangements with agents in the Philippines, Vietnam and Austria, the same countries where Mechel Trading previously had additional sales offices. We have an internationally oriented sales force which facilitates communications between our production facilities and the end users of our products, taking into account local and international business customs, including language requirements. Our use of a centralized international sales organization offers comprehensive and coordinated logistical and financial services to our export customers.

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

        Mechel Trading and its branches and representative offices have approximately 54 employees.

  Distribution

        Rail transportation is used for nearly all shipments from our production facilities and warehouses to our end customers, wholesale warehouses or sea ports.

  Market share and competition

        In our core export markets, we primarily compete with Russian and Ukrainian producers. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality and customer service.

        In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by relatively high concentration of production, with the six largest integrated steel producers, including us, accounting for 83% of overall domestic steel output in 2007.

        Following is a brief description of Russia's other five largest steel producers:

  •
  Evraz Group S.A., which includes the steel producers Nizhny Tagil Metallurgical Works OAO, Zapadno-Sibirsky Metallurgical Works OAO ("ZapSib"), and Kuznetsky Metallurgical Works OAO, is Russia's largest steel manufacturer by volume on a consolidated basis, accounting for 18% of Russia's total rolled products output (including long products, flat products, semi-finished products, forgings and stampings) in 2007. Evraz Group focuses on the production of long products, including rebars, wire rods and profiled rolled products (such as rails, beams and channels). Evraz Group also controls iron ore producers Vanady Kachkanar GOK OAO and Vysokogorsky GOK OAO and coking coal producer Yuzhkuzbassugol Coal Company OAO, and has an equity investment in Raspadskaya OAO, which produces coking coal.

  •
  Severstal OAO had a 17% share by volume of Russian rolled steel production in 2007. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products and controls 26% of Russia's total flat product production output. Domestic sales accounted for 72% of Severstal's output in 2007, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls UAZ, a domestic off-road automobile manufacturer, and VorkutaUgol, which satisfies Severstal's coking coal requirements, and iron ore producers Karelsky Okatysh and Olenegorsky GOK.

  •
  Magnitogorsk Iron & Steel Works OAO accounted for 20% of the volume of Russian rolled steel production in 2007. MMK's product mix is comprised mostly of flat products, representing 86% of its commercial steel products output (including production of slabs) in 2007. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 49% of its output in 2007. Its production facilities are located in Magnitogorsk in the southern Urals.

  •
  Novolipetsk Metallurgical Works OAO had a 13% share by volume of Russian rolled steel production in 2007. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 67% of its products in 2007. Domestically, NLMK's largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoylensky GOK. The company's steel facilities are located in Lipetsk, to the southeast of Moscow.

  •
  Metalloinvest Management Company OOO, which consists of Oskolsky Electric Metallurgical Works OAO ("OEMK") and Ural Steel OAO, had a 8% share of Russian rolled steel production. OEMK produces only long products, and Ural Steel produces both long and flat products. Metalloinvest exported 60% of its rolled steel production in 2007. The company's production facilities are located in the Central and Urals federal districts of Russia. Alisher Usmanov, one of Metalloinvest's main owners, also controls Russia's largest iron ore and pellets production facilities—Lebedinsky GOK OAO and Mikhailovsky GOK OAO.

        Source: Company websites; Chermet.

        These six companies, including us, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, Evraz Group and Metalloinvest produce primarily long products. Mechel is one of the largest and most comprehensive producers of specialty steel and alloys in Russia, and accounted for 26% of total Russian specialty steel output by volume in 2007, according to Chermet and Metall-Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and specialty long steel products, according to Metall-Expert and Chermet.

        In the Russian non-specialty long steel product category, our primary products and our market positions by production volume as of year-end 2007 were as follows, according to Metall-Expert:

  •
  Reinforcement bar ("rebar")—In rebar, we compete in the 6-40 millimeters range. In 2007, the largest domestic rebar producers were Evraz Group (30%), Mechel (23%) and Severstal (15%). At present, the Russian domestic market for rebar is protected from Ukrainian imports by an import quota. The quota has been imposed by agreement between Russia and Ukraine as the result of a review of the import tariff which was in force until July 14, 2007.

  •
  Wire rod—There were five major producers of wire rod in Russia in 2007: Mechel (32%), Severstal (22%), Evraz Group (19%), MMK (16%) and Nizhneserginsky MZ (13%). We produce some of the highest quality and widest ranges of wire rod (5-10 millimeters) among Russian producers.

        OEMK, an electric arc furnace steel mill specializing in long carbon and specialty steel products and our nearest specialty steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

        According to Metall-Expert and Chermet, we were one of the leading producers in Russia of specialty long steel products (bearing, tool, high-speed and stainless steel) in 2007, producing 15% of the total Russian output by volume, and we had significant shares of Russian 2007 production volumes of stainless long products (33%), tool steel (26%) and high-speed steel (52%). We were also Russia's largest producer of stainless flat products, with a 70% share of domestic production by volume in 2007. According to the Prommetiz association of Russian hardware manufacturers ("Prommetiz"), we were the second largest producer of hardware in Russia in 2007 with a 25% share in domestic production by volume, following Severstal (30%) and followed by MMK (19%). For products in which we specialize, however, our share was substantially higher. For example, we had a 58% share of Russia's spring wire production and a 46% share of Russia's high-tensile wire production by volume during 2007.

        The following tables set forth additional information regarding our 2007 market shares in Russia for various categories of steel products.

  All long products (excluding square billets)

Manufacturer	Production	Market share by production volume
	(in thousands of tonnes, except for percentages)
Evraz Group S.A.	7,072	32%
Mechel OAO	2,958	13%
Metalloinvest Management Company OOO	2,278	10%
Severstal OAO	2,020	9%
MMK OAO	1,754	8%
Other	6,140	28%

Total	22,224	100%

Source: Metall-Expert.

  Long products—Wire rod(1)

Manufacturer	Production	Market share by production volume
	(in thousands of tonnes, except for percentages)
Mechel OAO	934	32%
Severstal OAO	648	22%
Evraz Group S.A.	549	19%
MMK OAO	462	16%
Nizhneserginsky Metal and Hardware Plant ZAO	300	10%
Other	15	1%

Total	2,909	100%

Source: Metall-Expert.

(1)
Including wire rod further processed into wire and other products within the same holding company.

  Long products—Rebar

Manufacturer	Production	Market share by production volume
	(in thousands of tonnes, except for percentages)
Evraz Group S.A.	1,657	30%
Mechel OAO	1,231	23%
Severstal OAO	807	15%
Nizhneserginsky Metal and Hardware Plant ZAO	644	12%
MMK OAO	590	11%
Other	510	9%

Total	5,439	100%

Source: Metall-Expert.

  Stainless steel

Manufacturer	Production	Market share by production volume
	(in thousands of tonnes, except for percentages)
Mechel OAO	36.8	70%
Severstal OAO	6.8	13%
VMZ Red October	6.6	13%
MMZ Hammer & Sickle	2.4	5%
Other	0.2	0%

Total	52.8	100%

Source: Metall-Expert.

  Hardware

Manufacturer	Production	Market share by production volume
	(in thousands of tonnes, except for percentages)
Severstal-Metiz OAO	640	30%
Mechel OAO	520	25%
MMK-Metiz OAO	396	19%
Evraz Group S.A.	237	11%
Maksi-Group OAO	210	10%
Other	105	5%

Total	2,108	100%

Source: Prommetiz, manufacturers' data.

  Hardware—Spring wire

Manufacturer	Production	Market share by production volume
	(in thousands of tonnes, except for percentages)
Mechel OAO	48.5	58%
Severstal-Metiz OAO	30.2	36%
MMK-Metiz OAO	4.9	6%

Total	83.5	100%

Source: Manufacturers' data.

  Hardware—High-tensile wire

Manufacturer	Production	Market share by production volume
	(in thousands of tonnes, except for percentages)
Mechel OAO	58.4	46%
Severstal-Metiz OAO	57.6	46%
MMK-Metiz OAO	9.9	8%

Total	125.9	100%

Source: Manufacturers' data.

  Raw materials

        The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. We supplied 74% of our own group-wide coking coal needs in 2007, although our total coking coal production volume exceeded our group's needs. We process coking coal concentrate into coke at Mechel-Coke, which was spun-off from Chelyabinsk Metallurgical Plant in 2006, and Moscow Coke and Gas Plant, which we acquired in 2006. Coke is used both in our steel-making operations at Chelyabinsk Metallurgical Plant and other sites and in our nickel-smelting operations at Southern Urals Nickel Plant. In 2007, we produced and internally used 2.6 million tonnes of coke in our production facilities and produced and sold another 1.3 million tonnes of coke to third parties. Our coal also fuels our power generation business: in 2007, Southern Kuzbass Coal Company supplied to Southern Kuzbass Power Plant 521,000 tonnes of steam coal and middlings for power generation.

        Our steel-making operations use iron ore in the form of pellets, sinter, concentrate and sinter ore. The ultimate form of the iron ore feed into the steel making process, however, consists of pellets and sinter only. In 2007, our steel-making operations used 5.9 million tonnes of iron ore feed, approximately 32% in the form of pellets and 68% in the form of sinter, and we internally sourced 42% of our total iron ore feed requirements during this period. Our Korshunov Mining Plant supplied us with 2.5 million tonnes of iron ore concentrate in 2007, which accounted for 91% of our total iron ore concentrate needs in this period. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. We purchase most of the remaining part of our iron ore feed, mainly in the form of pellets, from Russian domestic suppliers such as Lebedinsky GOK and Karelsky Okatysh under annual contracts on market terms.

        In 2007, we used approximately 3,700 tonnes of nickel in the production of stainless and other specialty steels. We sourced approximately 66% of our nickel requirements in 2007 from our nickel mining and smelting operations at Southern Urals Nickel Plant. We source other nickel grades from Norilsk Nickel, Ufaleinikel and other smaller nickel producers.

        Our steel making technology is primarily based on the basic oxygen furnaces, accounting for over half of our raw steel production. Ferrous scrap represents approximately 36% of feedstock, and we are approximately 44% self-sufficient in this raw material, sourcing the balance from various scrap traders. Electric arc furnaces are the primary method of steel-making at Mechel Targoviste.

        In March 2006, we acquired Mechel Recycling, a Chelyabinsk-based metal scrap processing company, in line with our policy of ensuring the steel segment's self sufficiency in raw materials. Mechel Recycling processes scrap steel that we melt in our steel manufacturing facilities' electric arc furnaces and reprocess into steel products.

        We internally source all of our limestone requirements from our Pugachev quarry. In 2007, we used approximately 1.0 million tonnes of limestone in the production of steel.

        Steel making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2007, our steel operations consumed approximately 3.4 billion kWh of electricity, of which 2.4 billion kWh was used at Chelyabinsk Metallurgical Plant, 500 million kWh was used at other Russian facilities and 500 million kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Mechel-Energo have power co-generation facilities, which produced 3.3 billion kWh of electricity for internal consumption in 2007, yielding 29% self-sufficiency overall for our group (including mining operations), which consumed 6.6 billion kWh of electricity in 2007. The balance was purchased from local utilities. Aside from Southern Kuzbass Power Plant, which runs on steam coal, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2007, we consumed 5.9 billion cubic meters of blast furnace gas, 1.6 billion cubic meters of coke gas and 2.4 billion cubic meters of natural gas.

        Large amounts of water are also required in the production of steel. Water is used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 9% of its water needs from a local river and the rest from recycled water. Vyartsilya Metal Products Plant sources 100% of its water needs from a local river. Southern Urals Nickel Plant sources 41% of its water needs through recycling, 56% from a local river and the rest by purchasing from third parties. Mechel Targoviste sources 86% of its production water needs from a local river and the rest is purchased from third parties.

        Transportation costs are a significant component of our production costs and a factor in our price-competitiveness in export markets. Rail transportation is our principal means of transporting raw materials from our mines to processing facilities and products to domestic customers and to ports for shipment overseas. For a description of our railway freight and forwarding subsidiary, see "—Steel Business—Marketing and distribution—Distribution" above.

        For a description of how seasonal factors impact our use and reserve levels of raw materials see "Item 5. Operating and Financial Review and Prospects—Trend Information."

  Steel production facilities

        The main manufacturing processes at Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Izhstal, Bratsk Ferroalloy Plant, Mechel Campia Turzii (with the exception of wire-drawing workshop No. 3, as described below) and Mechel Targoviste are ISO 9001:2000 certified through 2009. Wire-drawing workshop No. 3 of Mechel Campia Turzii is ISO 14001 certified through 2008.

  Chelyabinsk Metallurgical Plant

        Our raw steel production in Russia takes place at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant is an integrated coke and gas, sintering production, blast furnace, BOF/EAF steel mill and rolling production. It produces semi-finished steel products, flat and long carbon and specialty steel products. Its customer base is largely comprised of customers from the construction, engineering, hardware and ball-bearing industries. We acquired Chelyabinsk Metallurgical Plant in 2001.

        The plant sources all of its coking coal needs from Southern Kuzbass Coal Company and from Yakutugol and most of its iron ore needs from our Korshunov Mining Plant and a majority of its nickel needs from our Southern Urals Nickel Plant. In 2006, coke production and specialty steel production were separated from Chelyabinsk Metallurgical Plant into separate entities which are wholly owned subsidiaries of Chelyabinsk Metallurgical Plant. In August 2007, ownership of Chelyabinsk Metallurgical Plant's specialty steel operations was transferred to the Chelyabinsk branch of Urals Stampings Plant, though for presentation purposes Chelyabinsk Metallurgical Plant's specialty steel operations are presented in this section.

        Chelyabinsk Metallurgical Plant's (including the Chelyabinsk branch of Urals Stampings Plant) principal steel and wire production lines include a BOF workshop equipped with three converters; three EAF workshops equipped with electric arc ovens, including two large ovens of 100 and 125 tonnes, respectively; small capacity of constant and alternating-current furnaces, vacuum induction and plasmic furnaces; vacuum arc and electroslag remelting furnaces; five comprehensive steel treatment machines; two steel vacuum-degassed machines, an argon-oxygen refining machine; four continuous billet-casters; blooming with continuous rolling mill for 200-320 millimeter and 80-180 millimeter billets; six long product mills for 8-190 millimeter diameter round bar and 75-156-millimeter square bar, 6.5-10 millimeter wire rod, rebar steel, bands and shaped beams; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeter cold-rolled stainless sheet; a forged piece hammer workshop; and a forging and pressing workshop equipped with five presses and forging machines of 1,250-2,000 tonnes. Also we have at our Chelyabinsk Metallurgical Plant, together with Mechel-Coke, eight coking batteries, seven sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant's principal production areas.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Sintering	5,800	76.3%	700
Pig Iron	3,800	97.0%	—
Steel-making	5,100	98.7%	—
Rolling	4,730	91.5%	—
Forging and pressing	100	84.2%	—
Coking	3,100	86.5%	—

        Chelyabinsk Metallurgical Plant produced, together with its wholly owned subsidiary Mechel-Coke, 5.0 million tonnes of raw steel, 4.3 million tonnes of rolled products and 2.7 million tonnes of coke in 2007.

        In the second half of the year ended December 31, 2007 we began an upgrade of Chelyabinsk Metallurgical Plant's arc-furnace melting shop No. 6 to increase continuous slab production capacity to 1.2 million tonnes per year with the assistance of Danieli and Campagnia Officine Meccaniche SpA ("Danieli"), an international equipment engineering company.

  Izhstal

        Izhstal is a specialty steel producer located in the western Urals city of Izhevsk, in the Udmurt Republic, a Russian administrative region also known as Udmurtia. Its customer base is largely comprised of companies from the aircraft, defense, automotive, agricultural, power, oil and gas and construction industries. We acquired Izhstal in 2004.

        Izhstal's principal production lines include five EAFs of 30 tonnes each; aggregate "ladle stove" and ladle vacuum machine with oxygen decarburization; three open hearth furnaces of 130-135 tonnes each; blooming machine for 100-220 millimeter square billets; three medium-sized long products rolling mills for 30-120 millimeter round bars, 30-90 millimeter square bars, bands and hexagonal bars; and one continuous small long products wire mill for 5.5-29 millimeter round, 12-28 millimeter square and 12-27 millimeter hexagonal light sections, reinforced steel and bands. It also has a hardware workshop, equipped with various drawing mills, a pickling line and a forging workshop, equipped with a number of sledgehammers and press-cutters. The following table sets forth the capacity and the capacity utilization rate for each of Izhstal's principal production areas.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Steel-making	700	70.7%	—
Rolling	1,000	33.5%	—
Hardware	98	39.8%	—
Forging and stamping	60	34.0%	—

        Izhstal produced approximately 523,344 tonnes of raw steel, 335,150 tonnes of rolled products, 39,048 tonnes of hardware and 20,386 tonnes of stampings and forgings in 2007.

        In 2007, Izhstal's total output was reduced as part of our strategy to focus on high-quality products. Other reasons for Izhstal's low capacity utilization rates were reduced customer orders and the inefficiency of running high-capacity industrial processes like blooming mills at a low utilization rate. To improve Izhstal's efficiency, at the end of 2007 we initiated major upgrades at the Izhstal mill, including the installation of a new modern electric arc furnace with a total capacity of 40 tonnes and an out-of-furnace processing complex and new concasting machine, reconstruction of rolling mill No. 250 and the disposal of old equipment, including open-hearth furnaces. The upgrade process will be completed in 2009 and is expected to result in significant reductions in steel consumption in rolled product manufacturing, and in consumption of natural gas, electric power, and metal for subsequent processing, and improvements in product quality to meet current international standards.

  Beloretsk Metallurgical Plant

        Beloretsk Metallurgical Plant is a hardware plant in the city of Beloretsk, in the southern Ural mountain range, that produces wire rod and a broad range of hardware from semi-finished steel products supplied by Chelyabinsk Metallurgical Plant. Its customers are largely from the construction and engineering industries. We acquired Beloretsk Metallurgical Plant in 2002.

        Beloretsk Metallurgical Plant's principal production lines include a steel-rolling workshop equipped with a wire mill for production of wire rod of 5.5-12 millimeters in diameter and a number of hardware workshops equipped with drawing, winding, unwinding, rewinding, polishing and rope machines and thermal treatment ovens. In 2007, we commissioned two modern drawing mills and invested $3.1 million to improve product quality, increase output, reduce production costs, and increase profitability. Due in part to this investment, in February 2008 we succeeded in introducing an advanced technology to produce stabilized reinforcing wire for prestressed concrete structures used in the construction industry. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant's principal production areas.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Rolling	560	99.8%	—
Hardware	417	99.6%	43

        Beloretsk Metallurgical Plant produced a total of 620,295 tonnes of rolled steel products in 2007, including 204,845 tonnes of wire rod and 415,451 tonnes of hardware.

  Vyartsilya Metal Products Plant

        Vyartsilya Metal Products Plant is a hardware plant in the Karelian Republic, an administrative region in northwestern Russia near the Finnish border, that produces low carbon, welding and structural wire, zinc-plated nails, and steel and polymeric-coated nets, from wire rod supplied by Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. The plant's customers are largely from the construction, automotive and furniture industries. We acquired Vyartsilya Metal Products Plant in 2002.

        Vyartsilya Metal Products Plant's principal production facilities include drawbenches and nail-making and mesh-weaving machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant's principal production area.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Hardware	83	99.4%	—

        Vyartsilya Metal Products Plant produced 82,510 tonnes of hardware in 2007.

  Urals Stampings Plant

        Urals Stampings Plant is Russia's largest producer of stampings from specialty steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its specialty steel needs from Chelyabinsk Metallurgical Plant. We acquired Urals Stampings Plant in 2003.

        Urals Stampings Plant's principal production facilities include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant's principal production area.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Stampings and forgings	100	74.4%	—

        Urals Stampings Plant produced 74,432 tonnes of specialty steel stampings in 2007.

  Mechel Targoviste

        Mechel Targoviste is a major Romanian EAF steel mill that produces specialty and carbon long products, forgings, and hardware. Mechel Targoviste is the largest producer of long products in Romania and the second largest producer of raw steel in Romania, according to UniRomSider, a Romanian association of steel manufacturers. The plant's customers are largely from the engineering, automotive, tool, ball-bearing, tube, hardware and construction industries. We acquired Mechel Targoviste in 2002.

        Mechel Targoviste's principal production lines include an EAF workshop equipped with one modernized electric arc furnace with a 75-tonne capacity; steel vacuum processing and two stove-busket aggregates; a continuous billets caster; a blooming machine for 80-400 millimeter square and 90-145 millimeter round billets; and two continuous long products rolling mills for 20-80 millimeter round bars, 24-57 millimeter hexagonal bars, 60-70 millimeter square bars, bands of 6-12 millimeter thickness and 60-120 millimeter width, 12-26 millimeter bundle rod and reinforcing steel; and a press-forging workshop. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Targoviste's principal production areas.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Steel-making	527	90.9%	73
Forging and pressing	37	9.6%	—
Rolling	780	59.5%	—
Hardware	67	9.0%	—

        Mechel Targoviste produced 478,859 tonnes of raw steel and 473,872 tonnes of rolled products in 2007.

        In 2007, Mechel Targoviste experienced low rolling capacity utilization rates due to efforts to reduce production costs and increase quality, as well as due to the inefficiency of running its blooming process, involving high-capacity machinery with high power requirements, at low capacity utilization levels.

  Mechel Campia Turzii

        Mechel Campia Turzii is a leading Romanian domestic hardware plant that produces different kinds of hardware (including various types of wire, ropes, nets, welding electrodes and nails) as well as long steel products. The plant's customers are largely from the construction and engineering industries. We acquired Mechel Campia Turzii in 2003.

        Mechel Campia Turzii's principal production lines include several hardware workshops equipped with drawing, nail-making and zinc-plating machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Campia Turzii's principal production areas.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Rolling(1)	300	71.1%	—
Hardware	100	89.6%	—

(1)
Includes steel rolled for further processing in the hardware manufacturing process as well as rolling of products ready for sale.

        Mechel Campia Turzii produced 150,414 tonnes of rolled products and 89,581 tonnes of hardware in 2007.

        One arc-furnace melting workshop and two rolling mills have were taken off-line in the course of our reorganization of the production line at Mechel Campia Turzii. Currently, we are developing our long-term plant development program at Mechel Campia Turzii, including such major projects as installation of an arc-furnace melting shop, construction of a continuous casting machine and modernization of rolling and hardware production processes to increase the plant's profitability and capacity utilization.

  Mechel Nemunas

        Mechel Nemunas is a Lithuanian hardware plant that produces wire, calibrated steel products, nails, rods and nets. Its customers are primarily from the construction, engineering and furniture industries. We acquired Mechel Nemunas in 2003.

        Mechel Nemunas's principal production facilities include drawing mills, and nail-making, threading, net-weaving, net-wicking and contact-welding machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas's principal production area.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Hardware	65	99.6%	—

        Mechel Nemunas produced 64,472 tonnes of hardware products in 2007.

  Bratsk Ferroalloy Plant

        Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high grade ferrosilicon. Ferrosilicon is used in the steelmaking industry for manufacturing carbon and stainless steel deoxidizers of most kinds of steel grades or alloying elements for production of insulating, acid-proof and heatproof steel grades, or pig iron modifier, as well as reducing agents for production of nonferrous metals and alloys. Ferrosilicon is a primary raw material for alloyed steels produced by Chelyabinsk Metallurgical Plant. We acquired Bratsk Ferroalloy Plant in 2007.

        The main production facilities of the plant include four ore-thermal ovens with a capacity of 25 megavolt-amperes.

        The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant's principal production area.

Production Areas	Capacity in 2007	Capacity Utilization Rate in 2007	Planned Increase (2008-2010)
	(in thousands of tonnes, except for percentages)
Ferrosilicon production	90	96.6%	45

        Bratsk Ferroalloy Plant produced 89,600 tonnes of ferrosilicon in 2007, or 14% of the Russian market by production volume, according to Metall-Expert.

  Oriel Resources plc

        Oriel's mining assets include the Voskhod chrome deposit and the Shevchenko nickel deposit, both located in northwestern Kazakhstan. Each of the projects has been explored and has been licensed by the government of Kazakhstan, but has not begun producing commercial volumes of ore. The Tikhvin ferrochrome smelting plant in Russia, which commenced production in April 2007 using imported ore, will be linked with Voskhod once Voskhod starts producing ore.

        The Tikhvin smelting plant is designed to receive and smelt chrome ore into high carbon ferrochrome for use predominantly in the stainless steel industry. The other raw materials used in the ferrochrome smelting process are metallurgical coke as a reducing agent and a quartzite flux. The plant is situated in the small town of Tikhvin, 200 kilometers southeast of St. Petersburg, Russia.

  Trade restrictions

        Trade restrictions in the form of tariffs, duties and quotas are widespread in the steel industry. However, we are less exposed than most other Russian steel producers to these trade restrictions as restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products, such as wire rods and rebar. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved exports of Russian steel.

        In May 2008, Russia's Minister of Industry and Trade invited us, as well as other major Russian steel producers such as Metalloinvest, Evraz, Severstal, MMK and NLMK, to develop a joint position on the Russian government's proposal to impose tariffs on exports of steel from Russia or to abolish import tariffs on imported steel products. The text of potential changes to laws, regulations or policies has not been made publicly available. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We face numerous protective trade restrictions in the export of our steel segment products, and we may face export duties in the future."

        In 2007, approximately 20.0% of our steel segment export sale revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

  European Union

        Our steel sales to the E.U. in 2007 were $824.8 million, or 19.0% of our total steel segment revenues. The Russian government and the E.U. have an export quota system in place whereby Russian exports to the E.U. are limited to certain stipulated quantities for each product category. The quota by product category is distributed among Russian producers based on a procedure jointly developed by the Ministry of Economic Development and Trade of the Russian Federation and the Ministry of Industry and Energy of the Russian Federation. Effective May 13, 2008, these ministries have been reorganized into the Ministry of Economic Development and the Ministry of Industry and Trade, respectively, with the old Ministry of Industry and Energy's energy functions being transferred to a new Ministry of

Energy and the trade functions of the old Ministry of Economic Development and Trade being transferred to a new Ministry of Industry and Trade. The procedure provides that for each product category, a company's export quota allocation is calculated on the basis of shipments by the company of the particular product over the previous years to the E.U. market (which is given a 70% weight), and on the company's market share in domestic production of the particular product (which is given a 30% weight). After the quotas are calculated, the Russian Ministry of Industry and Trade then confirms quota allocations, and the Russian Ministry of Economic Development issues export licenses for these quotas. In 2007, the quota covered approximately 53% of our steel segment products exported to the E.U.

        In 2007, the total E.U. quota for Russian steel was 2,904 million tonnes, and we received 306,927 tonnes of the total quota. As quotas are granted by product category, usage of our individual quotas varied. For example, usage of our 2007 quota for long products other than rebar and wire rod was 97%, while usage for our wire rod quota was 74% due to late submission of the additional export quota volumes at the end of 2007. The E.U.-Russia Steel Agreement for 2008 provides for the total Russian quota to be 3,031 million tonnes. Our quota is set at approximately 315,444 tonnes, which includes 19,983 tonnes for flat products and 295,461 tonnes for long products. Our supply of wire rod to Mechel Nemunas, our hardware plant in Lithuania, is also subject to the E.U. export quota system, and our quota for that plant is 61,500 tonnes for 2008. We also received an additional quota in 2008 for supplying wire rod to our Romanian subsidiary Mechel Campia Turzii of 44,000 tonnes. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We face numerous protective trade restrictions in the export of our steel products."

        In addition, an antidumping E.U. import duty in the amount of 50.7% was applicable to steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until October 2007. After a review procedure conducted by the E.U., in October 2007 this duty was reduced to 36.2% and imposed for a period of five years.

        In February 2008 an antidumping duty in the amount of 17.8% was imposed on ferrosilicon exported to the E.U. produced by our Bratsk Ferroalloy Plant for five years. In 2007, Bratsk Ferroalloy Plant's ferrosilicon exports represented 7% by volume of its total production. See "—Steel Business—Sales of steel products."

  United States

        The United States has a quota system in place with respect to imports of hot rolled flat-rolled carbon quality steel and thick steel plate. The intergovernmental quota agreements provide for quotas and reference prices on Russian exports of these products to the United States. A distribution of quotas between specific Russian producers and the execution of export licenses is carried out in accordance with the same procedure that applies to exports to the E.U. market. There are no trade restrictions applicable to the export of our Romanian or Lithuanian products to the United States.

Power Business

  Southern Kuzbass Power Plant

        Southern Kuzbass Power Plant is located in the city of Kaltan in Kemerovo region, which is south of Russia's coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h as of December 31, 2007. The electricity output of the plant for the year ended December 31, 2007 was 1,968,287 kWh. The heat power generated by the plant for the year ended December 31, 2007 was 717,282 Gcal. We acquired Southern Kuzbass Power Plant in 2007.

        Southern Kuzbass Power Plant uses steam coal as fuel, which is steadily supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2007, it consumed 521,000 tonnes of steam coal and middlings from Southern Kuzbass Coal Company.

        The generation facilities of Southern Kuzbass Power Plant are listed below.

Generation Unit No.	Year of Manufacture	Month and year of commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity production in 2007 (kWh)
VK-50-2 LMZ	1950	April 1951	53	89,461
VK-50-2 LMZ	1950	November 1951	53	83,684
VK-50-2 LMZ	1950	August 1952	53	276,935
VK-50-2 LMZ	1952	February 1953	53	224,074
T-115-8,8 LMZ	1996	December 2003	113	175,227
T-88/106-90 LMZ	1953	July 1954	88	536,645
VK-50-2 LMZ	1954	December 1954	53	75,127
T-88/106-90 LMZ	1953	September 1956	88	507,134

Total Installed Capacity			554	1,968,287

        The plant sells electricity and capacity on the wholesale market only, as well as heat energy directly to consumers. In Russia it is common for thermal power plants to produce and sell heat energy, sometimes in the form of industrial steam and sometimes in the form of hot water for business and residential heating and household use, which is distributed in towns and cities by a network of hot water distribution pipes. Southern Kuzbass Power Plant's heat energy is distributed at regulated prices in the form of hot water in the city of Kaltan.

  Southern Kuzbass Power Sales Company

        Southern Kuzbass Power Sales Company is located in Kemerovo region and is the largest power distributing company in Siberia. Its distributed power volume in 2007 amounted to 25.2 billion kWh. We acquired Southern Kuzbass Power Sales Company in 2007. The addition of Southern Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

        Southern Kuzbass Power Sales Company sells and purchases electricity both on the wholesale and retail markets. The company sells electricity to the public, to social infrastructure companies, housing and public utilities and large industrial companies. Due to its area of operation, its primary industrial customers are in the mining and processing industries. It supplies electricity to end-consumers directly and also through four regional agents.

        The company is appointed as "guaranteeing supplier" in Kemerovo region. For a discussion of guaranteeing suppliers, see "—Regulatory Matters—Regulation of electricity market—Sales of electricity—Retail electricity market."

  Toplofikatsia Rousse

        Toplofikatsia Rousse is a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. We acquired 49% of Toplofikatsia Rousse in December 2007. Currently, the plant generates 290 MW, which is below its installed capacity of 400 MW. Pursuant to our capital investment program, we are upgrading the equipment at Toplofikatsia Rousse to fully utilize its installed capacity. The plant has a total heat capacity of 35 Gcal/h and uses steam coal as fuel, some of which is supplied to it from our coal mines in Russia. The plant has approximately 700 employees.

Capital Improvements Program

        We plan to spend $5.2 billion for our capital expenditures program for the five year period of 2008-2012. The capital expenditures program is primarily targeted at expansion of the mining segment and increasing the efficiency of the steel segment. The split is approximately $3.0 billion in mining, approximately $2.2 billion in steel and approximately $42 million for the power segment.

        In the mining segment we will direct approximately $170 million to the development of the Erunakovskaya deposit, which is expected to produce approximately three million tonnes of coking coal annually; and approximately $659 million will be directed to the development of brownfield license areas covering approximately one billion tonnes of predominantly coking coal. Other major mining projects are also aimed at improving the quality of the coal we mine, and include the construction of Sibirginskaya coal washing plant for approximately $65 million. In the iron ore business, we will invest approximately $205 million in Korshunov Mining Plant.

        Steel segment projects are targeted at improving efficiency while maintaining existing output, and will be mainly focused on Chelyabinsk Metallurgical Plant, our core steel-producing facility. In 2007 we completed construction of two additional continuous casters for approximately $250 million in line with our target to raise the proportion of steel produced through continuous casting from the current level of 37% to 91% in 2012. Other projects include a new coking battery and reconstruction of rolling facilities.

        The following table sets out by segment and facility the major items of our capital expenditures currently in progress or expected to be commenced in 2008-2010.

	Planned increase in capacity and/or other improvement	Approximate total planned expenditures(1) (in millions)	Year of project launch	Estimated year of completion
Mining Business
Southern Kuzbass Coal Company
Construction of Erunakovsk-1 Underground Mine	Increasing steam coal output capacity to 4.0 million tonnes per annum	$170.0	2006	2012
Construction of underground mine at Olzherassk-Glubokaya field (1st line)	Increasing coal output capacity to 1.5 million tonnes per annum	$75.0	2007	2012
Construction of Sibirginsk Underground Mine (2nd line)	Increasing coal output capacity from 1.7 to 3.2 million tonnes per annum	$117.0	2006	2010
Construction of Sibirginsk coal washing plant	Increasing coal washing capacity by 4.0 million tonnes of steam coal per annum	$65.0	2007	2010
Development of load-haul-dump system	Increasing product shipment capacity	$85.0	2007	2012
Maintenance expenditures	Maintaining current coal mining and processing capacity	$265.0	2008	2012

Yakutugol
Production increase	Increasing raw coal output capacity to 13 million tonnes per annum; increasing output capacity of Nerungrinsk coal washing plant	$90.0	2008	2011
Maintenance expenditures	Maintaining current coal mining and processing capacity	$102.0	2008	2012
Construction of rail branch to Elga coal deposit	Providing access to deposit	$1,362.0	2008	2010
Korshunov Mining Plant
Maintenance expenditures	Maintaining current iron ore output capacity	$90.0	2008	2012
Bating of Korshunov Open Pit Mine	Increasing iron-ore reserves by 58 million tonnes	$114.6	2008	2011
Southern Urals Nickel Plant
Maintenance expenditures	Maintaining current nickel production capacity	$46.0	2008	2012
Modernization of ferronickel production technology	Increasing ferronickel production, decreasing production costs and environmental impact	$300.0	2009	2012
Steel Business
Bratsk Ferroalloy Plant
Maintenance expenditures	Maintaining current output capacity	$27.0	2008	2012
Construction of two new furnaces	Increasing ferrosilicon production capacity by 90,000 tonnes per annum	$175.0	2009	2011
Chelyabinsk Metallurgical Plant
Maintenance expenditures	Maintaining current output capacity	$242.5	2008	2012
Construction of blast furnace No. 3	Decreasing pig iron production costs. Increasing total pig iron production capacity to 4.5 million tonnes per annum. Decommissioning obsolete equipment	$200.0	2009	2012
Reconstruction of oxygen converter shop; phased replacement of three converters	Increasing steel production capacity by 400,000 tonnes per annum	$110.0	2008	2012

Construction of concasting unit No. 5 with outside-furnace processing complex in oxygen converter shop; concasting complex 4, 2nd line, phase 1	Increasing production capacity of continuous casting unit by 1.0 million tonnes per annum	$160.0	2008	2010
Construction of continuous-casting plant No. 6 in arc-furnace shop No. 2 with outside-furnace processing complex	Increasing concaster capacity by 600,000 tonnes per annum	$90.0	2009	2012
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.0 million tonnes per annum	$410.0	2008	2011
Modernization of slab concaster with outside-furnace processing complex; arc-furnace shop No. 6. Reconstruction of continuous-casting machine; installation of ladle furnace and vacuum vessel	Increase of capacity to 1.2 million tonnes per annum with increase of stainless steel production	$70.0	2007	2009
Reconstruction of sheet-rolling mill No. 2300/1700	Increase in thick sheet production capacity by 0.4 million tonnes per annual; production of corrosion-resistant steel	$90.0	2008	2010
Reconstruction of cold rolling mill for stainless steel	Modernization of cold rolling mill for increasing rolled stainless steel production capacity	$35.0	2008	2010
Izhstal
Maintenance expenditures	Maintaining current output capacity	$53.4	2008	2012
Modernization of arc-furnace melting facilities; renovation of arc-furnace shop No. 23	Increase of arc-furnace steel melting capacity to 480 thousand tonnes per annum and steel quality improvements; decommissioning older open-hearth furnace	$110.0	2007	2009
Reconstruction of mill No. 250	Increase in capacity to 300 thousand tonnes per annum and increase of quality of rolled products	$30.0	2007	2009
Mechel Targoviste
Modernization of medium-grade rolling mill	Increase of profiled rolling capacity and quality improvement	$20.0	2007	2008

Stamping, forging and hardware companies (Urals Stampings Plant, Beloretsk Metallurgical Plant, Mechel Campia Turzii, Mechel Nemunas)
Modernization of hardware and forging and stamping equipment	Production increase, introduction of new products (wire, rope, nails and forged pieces); increase in quality of forgings and stampings; decrease in production costs	$105.0	2007	2012
Coke and Chemical Production
Mechel-Coke, Moscow Coke and Gas Plant
Maintenance expenditures	Maintaining current output capacity	$60.0	2008	2012
Other
Port Posiet
Reconstruction of Port	Construction of modern port with the aim to increase export sales; ability to handle Panamax vessels with a displacement of 60,000 tonnes	$120.0	2007	2010
Southern Kuzbass Power Plant
Maintenance expenditures	Modernization and upgrading of equipment	$41.6	2008	2012
Mechel Materials
Grinding-mixing complex in Chelyabinsk	Cement production complex with a production capacity of 1.6 million tonnes per annum	$103.0	2008	2012
Mechel-Service
Expanding warehouse and service center network	Construction of facilities in Chelyabinsk, Ufa, Vidnoye and Ekaterinburg	$82.0	2008	2012

(1)
We estimate that approximately $81.9 million of the aforementioned planned expenditures for these projects have been made as of December 31, 2007. In 2007, we spent $833.5 million in total for capital expenditures.

Research and Development

        We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At our corporate level, we have the Department of Long-Term Planning and Technical Development, which is responsible for research and development and employed a total of 11 researchers as of December 31, 2007, as well as the Department of Ferroalloys Production Development, which employed a total of seven researchers as of December 31, 2007. In the course of our research we also contract with third-party consultants and Russian research institutions.

        In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Izhstal, Mechel Targoviste and Yakutugol have specialized research divisions with a total of 479 researchers involved in the improvement of existing technologies and products.

        Our research and development expenses in the years ending December 31, 2007, 2006 and 2005 were not significant.

Insurance

        The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, our facilities are not insured, and we have no coverage for business interruption or loss of key management personnel. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all."

        Our Russian subsidiaries maintain obligatory insurance, which includes insurance for third-party liability (including ecological) for injuries and losses caused by accidents at dangerous industrial sites, insurance for third-party liability for injuries caused during construction and operation of hydrotechnical installations and automobile owners' liability insurance. Some of our Russian subsidiaries purchase insurance for automobiles, real estate and cargo, but it is not done in all instances and for all significant assets. Mechel Trading Ltd, Zug, Schaan Branch maintains comprehensive insurance, including marine, liability (including products liability) and trade indemnity insurance. Mechel Campia Turzii maintains insurance that covers its employees, property, plant and equipment. Mechel Targoviste maintains insurance that covers its employees and capital assets.

Regulatory Matters

        We describe below certain regulatory matters that are applicable to our Russian operations.

  Licensing of operations

        We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. The Federal Law "On Licensing of Certain Types of Activities," dated August 8, 2001, as amended, as well as other laws and regulations, set forth the activities subject to licensing and establish procedures for issuing licenses. In particular, some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things:

  •
  the use of subsoil, which is described in more detail in "—Subsoil licensing" below;

  •
  the use of water resources;

  •
  the discharge of pollutants into the environment;

  •
  the handling of hazardous waste;

  •
  storage and use of explosive, flammable and/or dangerous materials;

  •
  operation of industrial facilities featuring fire and explosion hazard (including mining and surveying activities);

  •
  construction;

  •
  fire control and security;

  •
  medical operations; and

  •
  transportation activities.

        These licenses and permits are usually issued for a period of five years and may be extended upon application by the licensee. Licenses for the use of natural resources may be issued for shorter or longer periods. Upon the expiration of a license, it may be extended upon application by the licensee, but usually subject to prior compliance with regulations.

        Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. For example, individuals and public organizations may make claims or applications to the Federal Agency for Subsoil Use regarding subsoil abuse, damage to the subsoil and general environmental issues. The Federal Agency for Subsoil Use is required by law to review such claims and applications and to respond to those who file them. The agency can initiate further investigation in the course of reviewing claims and applications, and such investigations can lead to suspension of the subsoil license if the legal grounds for such suspension are identified in the course of the investigation. Additonally, citizens may make claims in court against state authorities for failing to enforce environmental requirements (for example, if a breach by the licensee of its license terms caused damage to an individual's health, legal interests or rights), and pursuant to such a claim the court may order state authorities to suspend the subsoil license. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.

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

  Subsoil licensing

        In Russia, mining minerals requires a subsoil license from the Federal Agency for Subsoil Use with respect to an identified mineral deposit, as well as the right (through ownership, lease or other right) to use the land where such licensed mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

        The primary law regulating subsoil licensing is the Federal Law "On Subsoil," dated February 21, 1992, as amended (the "Subsoil Law"), which sets out the regime for granting licenses for the exploration and production of mineral resources. The Procedure for Subsoil Use Licensing, adopted by Resolution of the Supreme Soviet of the Russian Federation on July 15, 1992, as amended (the "Licensing Regulation"), also regulates the exploration and production of mineral resources. According to both the Subsoil Law and the Licensing Regulation, subsurface mineral resources are subject to the joint jurisdiction of the federal and regional authorities.

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

        There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment's results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2007, we incurred minerals extraction taxes in the amount of $42.2 million, which is included in the income statement as production related overheads. See note 22 to our consolidated financial statements in "Item 18. Financial Statements."

        The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, production licenses a maximum term of 20 years, and combined exploration, assessment and production licenses a maximum term of 25 years. After amendments to the Subsoil Law in January 2000 and in August 2004, exploration licenses still have a maximum term of five years; in the event that a prior license with respect to a particular field is terminated early (for example, when a license is withdrawn due to non-usage of the licensed subsoil), a production license may have a one year term until a new licensee is determined, but is generally granted to another user for the term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and production licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered with the Russian Federal Agency for Subsoil Use.

  Issuance of licenses

        Subsoil licenses are issued by the Federal Agency for Subsoil Use. Most of the currently existing production licenses owned by companies derive from (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Russian Civil Code, the Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law allows production licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase.

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

        Order of the Ministry of Natural Resources No. 439-R, dated October 31, 2002, recommends that the following issues be considered by the relevant governmental authorities when determining whether to approve an amendment (including an extension) of a license: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the license; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended license.

        The factors that may, in practice, affect a company's ability to obtain the approval of license amendments (including extensions) include (1) its compliance with the license terms and conditions; (2) its management's experience and expertise relating to subsoil issues; and (3) the relationship of its management with federal and/or local governmental authorities, as well as local governments. For a description of additional factors that may affect Russian companies' ability to extend their licenses, see "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits." See also "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business and results of operations" and "—Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation and Other Countries Where We Operate—Legal Risks and Uncertainties—Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity."

  Maintenance and termination of licenses

        A license granted under the Subsoil Law is accompanied by a licensing agreement. The law provides that there be two parties to any subsoil licensing agreement: the relevant state authorities and the licensee. The licensing agreement sets out the terms and conditions for the use of the subsoil.

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

        The fulfillment of a license's conditions is a major factor in the good standing of the license. If the subsoil licensee fails to fulfill the license's conditions, upon notice, the license may be terminated or the subsoil user's rights may be restricted by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a license, it may apply to amend the relevant license conditions, though such amendments may be denied.

        The Subsoil Law and other Russian legislation contain extensive provisions for license termination. A licensee can be fined or the license can be suspended or terminated for repeated breaches of the law, upon the occurrence of a direct threat to the lives or health of people working or residing in the local area, or upon the occurrence of certain emergency situations. A license may also be terminated for violations of "material" license terms. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for limitation or termination of licenses. Consistent underproduction and failure to meet obligations to finance a project would also likely constitute violations of material license terms. In addition, certain licenses provide that the violation by a subsoil licensee of any of its obligations may constitute grounds for terminating the license.

        If the licensee does not agree with a decision of the licensing authorities, including a decision relating to a license termination or the refusal to re-issue an existing license, the licensee may appeal the decision through administrative or judicial proceedings. In certain cases prior to termination the licensee has the right to attempt to cure the violation within three months of its receipt of notice of the violation. If the issue has been resolved within such a three month period, no termination or other action may be taken.

  Land use rights

        Russian legislation prohibits the carrying out of any commercial activity, including mineral extraction, on a land plot without appropriate land use rights. Land use rights are needed and obtained for only the portions of the license area actually being used, including the plot being mined, access areas and areas where other mining-related activity is occurring.

        Under the Land Code, companies generally have one of the following rights with regard to land in the Russian Federation: (1) ownership; (2) right of perpetual use; (3) lease; or (4) right of free use for a fixed term.

        A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities which, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties.

        Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law "On Introduction of the Land Code," dated October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use by January 1, 2010 either to purchase the land from, or to enter into a lease agreement relating to the land with, the relevant federal, regional or municipal authority acting as owner of the land. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—The potential implementation by the Russian government of a law requiring Russian companies to purchase or lease the land on which they operate may have a material adverse effect on our financial condition."

        Our mining subsidiaries generally have a right of perpetual use of their plots or have entered into long-term lease agreements. Under Russian law a lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any land lease agreement for a term of one year or more must be registered with the relevant state authorities.

        We generally own, lease or have a right of perpetual use of the land on which our steel production facilities are located.

  Environmental legislation

        We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the formation, distribution and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law "On Environmental Protection," dated January 10, 2002, as amended (the "Environmental Protection Law"), as well as by a number of other federal, regional and local legal acts.

        At a Russian government press conference on June 3, 2008, it was announced that a new draft law aimed at improving environmental regulation is being prepared and would be submitted to the State Duma by October 1, 2008. The Russian government intends to improve the state environmental monitoring system, to develop a better allocation of functions among state environmental agencies on the federal and regional levels, as well as to increase fines for companies' noncompliance with environmental laws and regulations. In addition, a proposal was outlined to create a comprehensive system regulating the levels of permissible environmental impact and a differentiated system of water, air and soil quality standards, as well as to improve the technical regulation system to raise the energy efficiency of industry. No proposals or drafts have been made publicly available. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—More stringent environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations in the jurisdictions where we operate may have a significant negative effect on our operating results."

  Pay-to-pollute

        The Environmental Protection Law and other Russian environmental protection legislation establish a "pay-to-pollute" regime administered by federal and local authorities. "Pay-to-pollute" (or payments for environmental pollution) is a form of mandatory reimbursement to the Russian government of damage caused to the environment.

        The Russian government has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain temporary approval for exceeding these statutory limits from Rostekhnadzor, depending on the type and scale of environmental impact. As a primary condition to such approval, a plan for the reduction of the emissions or disposals to the standard legal maximum limits must be developed by the company and cleared with Rostekhnadzor. The emission reduction plan is generally required to be implemented within a specific period. If, by the end of that period, a company's discharges of pollutants are still in excess of statutory limits, a new emission reduction plan must be submitted to Rostekhnadzor for approval.

        Fees for discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved temporary limits, and the highest fees are imposed for pollution exceeding such limits (above-limit fees). Payments of above-limit fees for violation of environmental legislation do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2007, we incurred above-limit fees and penalties in the amount of about $2.5 million.

  Ecological expert examination

        According to the Federal Law "On Ecological Expert Examination," dated November 23, 1995, as amended (the "Ecology Law"), ecological expert examination is a process of verifying compliance of business or operational documentation with ecological standards and technical regulations established pursuant to the Ecology Law for the purpose of preventing a negative environmental impact of such business or operations. The Ecology Law provides for the main principles for conducting ecological expert examination and for the type of documentation which is subject to such inspection.

        In relation to our operating companies, all documentation underlying the issuance of some of our licenses, in particular licenses issued by federal authorities to conduct activities related to collection, usage, sterilization, transportation and disposal of dangerous wastes, are subject to ecological expert examination.

        Ecological expert examination of documentation related to capital construction is regulated under the Urban Development Code. The Urban Development Code provides for governmental inspection to verify compliance of project documentation with relevant technical regulations, including sanitary-epidemiological and ecological regulations, requirements on protection of objects of cultural heritage, as well as fire, industrial, nuclear, radiation and other kinds of safety requirements, and also compliance of results of engineering surveys with relevant technical regulations.

  Enforcement authorities

        Currently state environmental regulation is administered by several federal services and agencies and their regional subdivisions, in particular, the Federal Service for the Supervision of the Use of Natural Resources, Rostekhnadzor, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency for Subsoil Use, the Federal Agency for Forestry and the Federal Agency for Water Resources. Included in these agencies' sphere of responsibility are environmental preservation and control, enforcement and observance of environmental legislation, drafting and approving regulations and filing court claims to recover environmental damages. The statute of limitations for such claims is 20 years.

        The Russian federal government and the Ministry of Natural Resources and Ecology are responsible for coordinating the work of the federal services and agencies engaged in state environmental regulation.

        The structure of environmental enforcement authorities described above was established in 2004; significant changes to this structure are expected in the first half of 2008.

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

        Subsoil licenses generally require certain environmental commitments. Although these commitments can be substantial, the penalties for failing to comply and the reclamation requirements are generally low; however, failure to comply with reclamation requirements can result in a suspension of mining operations.

  Reclamation

        We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the first stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States.

  Environmental protection programs

        We have been developing and implementing environmental protection programs at all of our mining, steel, power and logistics subsidiaries. Such programs include measures to aid in our adherence to the requirements and limits imposed on air and water pollution, as well as allocation of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

  Kyoto Protocol

        In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on February 16, 2005. As of November 2007, 175 states (including Russia) and regional economic integration organizations (such as the E.U.) had ratified the Kyoto Protocol. We do not currently anticipate that the implementation of the Kyoto Protocol will have a material impact on our business.

  Health and safety

        Due to the nature of our business, much of our activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

        The principal law regulating industrial safety is the Federal Law "On Industrial Safety of Dangerous Industrial Facilities," dated July 21, 1997, as amended (the "Safety Law"). The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced, where hazardous substances are stored and used (including allowed concentrations) and where certain types of mining is done.

        Our employees are covered by medical insurance purchased by us. Our employees have regular medical examinations and if necessary are offered preventative treatments in sanatoriums and preventative medicine facilities. Our employees who work in mines and other facilities with potentially hazardous working conditions have access to special food, and we provide hot meals to our employees during working hours. Our industrial production staff members are provided with special protective clothing and safety equipment and our facilities are equipped with emergency stations.

        There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

        Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited unless reviewed by a licensed expert and approved by Rostekhnadzor.

        Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia of December 30, 2001, effective February 1, 2002, as amended (the "Labor Code"). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programs, create systems to cope with and inform the Rostekhnadzor of accidents and maintain these systems in good working order.

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

        Rostekhnadzor has broad authority in the field of control and management of industrial safety. In case of an accident, a special commission led by a representative of Rostekhnadzor conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. Rostekhnadzor officials have the right to access industrial sites and may inspect documents to ensure a company's compliance with safety rules. Rostekhnadzor may suspend or terminate operations of companies and/or impose administrative liability on officers of such companies.

        Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obligated to compensate the individual for lost earnings, as well as health-related damages.

  Antimonopoly regulation

        The Federal Law "On Protection of Competition," dated July 26, 2006, as amended (the "Competition Law"), provides for a mandatory pre-approval by the FAS of the following actions:

  •
  an acquisition by a person (or its group) of more than 25% of the voting shares of a joint-stock company (or one-third of the interests in a limited liability company), except upon incorporation, and the subsequent increase of these stakes to more than 50% of the total number of shares and more than 75% of the voting shares (one-half and two-thirds of the interests in a limited liability company), or acquisition by a person (or its group) of ownership or rights of use with respect to the core production assets and/or intangible assets of an entity if the balance sheet value of such assets exceeds 20% of the total balance sheet value of the core production and intangible assets of such entity, or obtaining rights to determine the conditions of business activity of an entity or to exercise the powers of its executive body by a person (or its group), if, in any of the above cases, the aggregate asset value of an acquirer (or its group) together with a target (or its group) exceeds RUR 3 billion and at the same time the total asset value of the target (or its group) exceeds RUR 150 million, or the total annual revenues of such acquirer (or its group) and the target (or its group) for the preceding calendar year exceed RUR 6 billion and at the same time the total asset value of the target (or its group) exceeds RUR 150 million, or an acquirer, and/or a target, or any entity within the acquirer's group or a target's group are included in the Register of Entities Having a Market Share in Excess of 35% on a Particular Commodity Market (the "Monopoly Register");

  •
  mergers and consolidations of entities, if their aggregate asset value (the aggregate asset value of the groups of persons to which they belong) exceeds RUR 3 billion, or total annual revenues of such entities (or groups of persons to which they belong) for the preceding calendar year exceed RUR 6 billion, or if one of these entities is included in the Monopoly Register; and

  •
  foundation of an entity, if its charter capital is paid by the shares (or limited liability company interests) and/or the assets of another entity and the newly founded entity acquires rights in respect of such shares (or limited liability company interests) and/or assets as specified above, provided that the aggregate asset value of the founders (or group of persons to which they belong) and the entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded entity exceeds RUR 3 billion, or total annual revenues of the founders (or group of persons to which they belong) and the entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded entity for the preceding calendar year exceed RUR 6 billion, or if an entity whose shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded entity is included in the Monopoly Register.

        The above requirements for a mandatory pre-approval by FAS will not apply if the transactions are performed by members of the same group. In this case, FAS must be notified of the transactions subsequently in accordance with Russian anti-monopoly legislation.

        The Competition Law provides for a mandatory post-transactional notification (within 45 days of the closing) to FAS in connection with actions specified above if the aggregate asset value or total annual revenues of an acquirer (or its group) and a target (or its group) for the preceding calendar year exceed RUR 200 million and at the same time: (1) the total asset value of the target (or its group) exceeds RUR 30 million; or (2) an acquirer and/or a target, or any entity within the acquirer's group or a target's group are included in the Monopoly Register and if the aggregate asset value or total annual revenues of the entities being merged or consolidated for the preceding calendar year exceed RUR 200 million.

        A transaction entered into in violation of the above requirements may be invalidated by a court decision pursuant to a claim brought by FAS. The FAS may also issue binding orders to companies that have violated the applicable antimonopoly requirements and to bring court claims seeking liquidation, split-up or spin-off of entities if a violation of antimonopoly laws was committed in the establishment of such entities.

  The Strategic Industries Law

        On April 29, 2008, the Strategic Industries Law was adopted. It regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation ("Strategic Companies"). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots with federal importance. Subsoil plots with federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of national defense and security land. The list of subsoil plots of federal importance will be officially published by the competent state authority; the date of publication has not been set. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law "On Natural Monopolies," dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be strategic activity.

        Investments resulting in a foreign entity or a group of entities receiving control over a Strategic Company require prior approval from state authorities. The procedure for issuing such consent will involve several governmental agencies, some of which are not yet determined. "Control" means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders' (or limited liability company interest-holders') meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company or otherwise. Thus, generally, "control" will be deemed to exist if an entity or a group of entities acquires more than 50% of the shares (or limited liability interests) of a Strategic Company, or if by virtue of a contract or ownership of securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company. However, there are special provisions for Strategic Companies involved in the exploration or production of natural resources on plots of federal importance ("Subsoil Strategic Companies"): an entity or group of entities is considered to have control over a Subsoil Strategic Company when such entity or group of entities holds directly or indirectly 10% or more of the voting shares of the Subsoil Strategic Company or holds the right to appoint its sole executive officer and/or 10% or more of its management board or has the unconditional right to elect 10% or more of its board of directors.

        Furthermore, in case a foreign entity or group of entities which is a holder of securities of a Strategic Company, Strategic Subsoil Company or other entity which exercises control over these companies becomes a direct or indirect holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to a change in allocation of voting shares pursuant to the procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, holders of preferred shares becoming entitled to vote at a general shareholders meeting in the events provided under Russian law), such shareholders will have to apply for state approval of their control within three months after they received such control. If the respective state authorities refuse to grant the approval the shareholders shall sell the relevant part of their respective shares or participatory interest, and if they do not comply with this requirement a Russian court can deprive such foreign investor or group of entities of its voting rights in such Strategic Company upon claim of the competent authority. In such case, its shares are not counted for the purposes of establishing quorum and voting at the general shareholders' meeting of the Strategic Company.

        If a foreign entity or group of entities obtains control over a Strategic Company in violation of the Strategic Industries Law, the relevant transaction is void, and in certain cases a Russian court can deprive such foreign investor or group of entities of its voting rights in such Strategic Company upon claim of the competent authority. In addition, resolutions of the general shareholders' meetings or other management bodies of a Strategic Company adopted after a foreign entity or group of entities obtained control over the Strategic Company in violation of the Strategic Industries Law, as well as transactions entered into by the Strategic Company after obtaining such control, may be held invalid in court upon claim of the competent authority. See "Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation and Other Countries Where We Operate—Legal Risks and Uncertainties—Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments."

  Standardization

        The Federal Law "On Technical Regulation," dated December 27, 2002, as amended (the "Technical Regulation Law"), introduced new rules relating to the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntary standards relating to manufacturing processes, operations, storage, transportation, selling and utilization, as well as provisions on certification, accreditation of certification agencies and test laboratories, state supervision over compliance with the requirements of technical regulations, penalties for violations of technical regulations, product withdrawals and other related issues. The Technical Regulation Law supersedes the Laws of the Russian Federation "On Certification of Goods and Services" dated June 10, 1993 and "On Standardization" dated June 10, 1993 and will be followed by the revision of existing legislation and technical rules falling within the scope of its regulation. The Technical Regulation Law provides for a seven year (from 2003 through 2009) transition period, during which Russia will carry out such revision of existing legislation and technical rules. During the development of this new system, Russia's existing certification system will generally remain in effect. Currently, Rostekhnadzor is responsible for developing and enacting new technical rules relating to the industrial safety of mining and production operations that relate to our group's operations.

  Employment and labor

        Labor matters in Russia are primarily governed by the Labor Code. In addition to this core legislation, relationships between employers and employees are regulated by federal laws, such as the

Law "On Employment in the Russian Federation," dated April 19, 1991, as amended, and the Federal Law "On Compulsory Social Insurance Against Industrial Accidents and Occupational Diseases," dated July 24, 1998, as amended; legal acts of executive authorities; and local government acts related to labor issues.

  Employment contracts

        As a general rule, employment contracts for an indefinite term are entered into with all employees. Russian labor legislation expressly limits the possibility of entering into fixed-term employment contracts, including contracts with senior management. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labor relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties, as well as in other cases expressly identified by the Labor Code or other federal law. In some cases it is also possible to enter into an employment contract for the employee to perform specified tasks. All terms and conditions of employment contracts are regulated by the Labor Code.

        Under Russian law, employment may be terminated by mutual agreement between employer and employee, at the end of the term of a fixed-term employment contract or on the grounds set out in the Labor Code as described below. An employee has the right to terminate his or her employment contract with a minimum of two weeks' notice (or one month's notice for a company's chief executive officer), unless the employment contract is terminated before the notice period ends by mutual agreement between employer and employee.

        An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including but not limited to:

  •
  liquidation of the enterprise or downsizing of staff;

  •
  failure of the employee to comply with the position's requirements due to incompetence, as confirmed by the results of an attestation;

  •
  repeated failure of the employee to fulfill his or her work duties without valid reason, provided that the employee has been disciplined previously;

  •
  entering the workplace under the influence of alcohol, narcotics or other intoxicating substances;

  •
  a single gross breach by an employee of his or her work duties, including truancy;

  •
  disclosure of state secrets or other confidential information, which an employee has come to know during fulfillment of his professional duties;

  •
  embezzlement, willful damage or destruction of assets, and misappropriation as confirmed by a court decision or a decision by another competent government authority;

  •
  failure to comply with safety requirements in the workplace if such failure to comply caused injuries, casualties or catastrophe;

  •
  provision by the employee of false documents upon entry into the employment contract; and

  •
  in the case of a chief executive officer or his or her deputy, a single gross breach of employment duties.

        An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation and salary payments for a certain period of time, depending on the circumstances.

        The Labor Code also provides protections for specified categories of employees. For example, except in cases of liquidation of an enterprise and other events specified in the Labor Code, an employer cannot dismiss minors, pregnant women, mothers with a child under the age of three, single mothers with a child under the age of 14 or other persons caring for a child under the age of 14 without a mother.

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

        For employees working in hazardous or harmful conditions, the regular working week is decreased by four hours in accordance with government regulations. Some of our employees working on steel, mining, and power production entities qualify for this reduced working week.

        Annual paid vacation leave under the law is 28 calendar days. Our employees who work in mines and pits or work in harmful conditions may be entitled to additional paid vacation ranging from seven to 42 working days.

        The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, employees who work in underground and open pit mines or do other work in potentially harmful conditions have the right to retire at an earlier age. The rules defining such early retirement ages are established by the Federal Law "On Labor Pensions in the Russian Federation," dated December 17, 2001, as amended.

  Salary

        The minimum monthly salary in Russia, as established by federal law, was RUR 1,100 in the first nine months of 2007 and was increased to RUR 2,300 beginning September 1, 2007. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

  Strikes

        The Labor Code defines a strike as the temporary and voluntary refusal of workers to fulfill their work duties with the intention of settling a collective labor dispute. Russian legislation contains several requirements for legal strikes. Participation in a legal strike may not be considered by an employer as grounds for terminating an employment contract, although employers are generally not required to pay wages to striking employees for the duration of the strike. Participation in an illegal strike may be adequate grounds for termination of employment.

  Trade unions

        Although Russian labor regulations have decreased the authority of trade unions compared with the past, they retain influence over employees and, as such, may affect the operations of large industrial companies in Russia, such as Mechel. In this regard, our management routinely interacts with trade unions in order to ensure the appropriate treatment of our employees and the stability of our business.

        The activities of trade unions are generally governed by the Federal Law "On Trade Unions, Their Rights and Guarantees of Their Activity," dated January 12, 1996, as amended (the "Trade Union Law"). Other applicable legal acts include the Labor Code, which provides for more detailed regulations relating to activities of trade unions.

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

  •
  organize and participate in strikes; and

  •
  monitor redundancy of employees and seek action by municipal authorities to delay or suspend mass layoffs.

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

  •
  protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term, except when a company is liquidated or the employer is otherwise entitled to dismiss the employee; and

  •
  provision of the necessary equipment, premises and vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

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

        Although the Trade Union Law provides that those who violate the rights and guarantees provided to trade unions and their officers may be subject to disciplinary, administrative and criminal liability, no specific consequences for such violations are set out in Russian statute.

Regulation of Electricity Market

  Industry background

        The Russian utilities sector landscape has undergone dramatic change within the past several years, since the introduction of electricity industry reform under Government Resolution "On Restructuring of Electricity Industry of the Russian Federation" No. 526 dated July 11, 2001 ("Resolution No. 526"). The heavily regulated monopoly UES, a diversified utilities holding company, is now well advanced in the process of creating separate businesses: electricity and heat generation, transmission (high voltage trunk grid), distribution (medium- and low-voltage infrastructure) and supply (sale of electricity to customers).

        The electricity generation sector is now principally comprised of six thermal wholesale generating companies (called "OGKs" based on the Russian acronym for Wholesale Generating Company), one HydroOGK, 14 territorial generating companies ("TGKs"), the Far East Generating Company, various nuclear generation complexes (owned and/or operated by the Rosenergoatom Federal State Unitary Enterprise), as well as a number of independent diversified electricity producers (Irkutskenergo, Bashkirenergo, Tatenergo, Novosibirskenergo).

  Sales of electricity

        The Russian electricity market consists of wholesale and retail electricity and capacity markets. The wholesale market encompasses nearly the entire territory of the Russian Federation and provides a framework for large-scale, often interregional, energy trades. The retail electricity and capacity markets operate within specific Russian regional territories and provide a framework for mid-scale and end-consumer energy trades. These markets are regulated by the respective Regional Energy Committees (the "RECs").

  The wholesale electricity market

        The wholesale market is a system of contractual relationships between all of its participants linked together by the process of production, transmission and consumption of electricity within UES. UES encompasses seven regional unified energy systems, which are the following: North-West, Central, Urals, Mid-Volga, South, Siberia and Far East.

        The wholesale market participants mainly include:

  •
  producers of electricity and capacity: generating companies (OGKs, TGKs, various other generators) and electricity supply companies (energy traders) which have purchased electricity and capacity under agreements with generators; and

  •
  purchasers of electricity and capacity: major power consumers, electricity supply companies (energy traders) and generating companies which at certain points in time may elect to purchase electricity to fulfill their supply obligations instead of generating their own.

        The infrastructure of the wholesale market is operated by the Trade System Administrator (the "TSA") which organizes the trading and calculates supply payments; a system operator established in the form of an open joint-stock company (the "System Operator") by UES; the Federal Grid Company (the "FGK"), which owns and runs the federal transmission network of the electric grids; and the Financial Settlement Center, which is a clearance and settlement organization for the wholesale electricity and capacity market.

        According to publicly available information, the restructuring of UES will be completed by the end of 2008, at which point the Russian government is expected to become the direct controlling shareholder in the System Operator and the FGK. The TSA is expected to remain a noncommercial partnership owned by the Russian government and electricity generators and consumers.

        A company that intends to participate in the sale or purchase of electricity on the wholesale market must register with the TSA as a participant of the wholesale market. For that reason the company must meet the following requirements:

  •
  a supplier of electricity must own facilities with a total capacity of at least 25 MW and of at least 5 MW at each group of supply spots, or have a right to sell electricity generated by such facilities;

  •
  a consumer of electricity must own power receiving facilities with a total capacity of at least 20 MW and of at least 750 kW at each group of supply spots;

  •
  any participant of the wholesale market must be able to collect, process and transfer to the TSA data about the electricity generated (consumed) at each supply spot, and must have entered into electricity transmission agreements and into dispatching services agreements.

  The new wholesale electricity market

        On August 31, 2006, the Russian government enacted new wholesale market rules as the final step in fully liberalizing the former wholly regulated wholesale electricity and capacity market. Currently electricity is traded on the basis of the following trading mechanisms:

  Regulated bilateral contracts

        Regulated contracts which replaced the former regulated market, are effectively take-or-pay obligations at regulated prices defined by the Federal Tariff Service (the "FTS") for electricity and capacity volumes. The volumes of electricity to be traded by the generators under regulated contracts are set up by the FTS annually based on percentages of the volumes of electricity generated in the previous year. Under Government Resolution No. 205 dated April 7, 2007, starting from 2008 the volumes of electricity to be traded under regulated contracts are to gradually decline for the wholesale market to become fully liberalized by the year 2011. The volumes of electricity to be traded under regulated contracts in 2008 are set at 80-85% for the first half of 2008 (ending on June 30, 2008) and at 70-75% for the remainder of 2008.

        A generator may provide the volumes of electricity it must sell under regulated contracts either through own generation or through the purchase of electricity on the spot market at market prices. Similarly, its customers receive electricity at regulated prices in the volumes agreed under the regulated contracts, regardless of their actual needs, and can freely trade the imbalance on the spot market at market prices (either by purchasing additional volumes, if needed, or, selling the excess electricity volumes). Each year, the supplier and consumer under a regulated contract have an option to terminate their contract upon mutual consent. If they exercise the option, the generator can sell and the customer will have to purchase the respective electricity/capacity volumes under non-regulated contracts or on the spot market. For the rest of the year, neither party will have the option to revert to the terminated regulated contract; however, they can enter into a new regulated contract at the beginning of the next year.

        The payments under regulated contracts go through the settlement body of the Financial Settlement Center.

  Non-regulated bilateral contracts

        The volumes of electricity which are not agreed upon under regulated contracts as well as all new generation capacity commissioned after January 1, 2007 can be traded by participants of the wholesale market under non-regulated contracts, on the "one-day-ahead" spot market or on the balancing market.

        All terms of electricity supply under non-regulated contracts are subject to free negotiation between sellers and purchasers.

  "One-day-ahead" spot market

        On the spot market generators submit offers and customers submit bids for electricity volumes to be supplied at certain hour of the next trading day. The TSA matches these offers and bids using a minimal price criterion, thus determining the volumes and equilibrium prices for each hour of the next day. The volumes traded under regulated contracts are taken into account when dispatching the balance on the spot market.

  Balancing market

        The balancing market is used to cover any deviations between the electricity volumes scheduled for supply on the spot market and the actual generated and purchased volumes.

  Retail electricity market

        New retail market rules were introduced in August 2006 to govern the interaction between wholesale and retail market participants during the restructuring of the electricity industry. The retail market currently includes sales companies that do not generate electricity, but purchase it from generators on the wholesale market.

        The retail electricity market operates on the following main principles: (1) electricity producers compete freely; (2) end consumers are free to choose between sales companies; (3) end consumers purchase at free prices set on the market, except for contracts with "guaranteeing suppliers"; and (4) "guaranteeing suppliers" cannot refuse to enter into a contract with an end consumer.

        Starting from 2010, "guaranteeing suppliers" will be appointed pursuant to public tenders. Currently the sale companies which spun off from former regulated regional electricity companies are appointed as "guaranteeing suppliers." Their areas of operation across the country are determined by regional authorities. Our Southern Kuzbass Power Plant has been appointed as a guaranteeing supplier in Kemerovo region.

        The new retail market rules also establish new system of pricing within the retail market. "Guaranteeing suppliers" sell electricity under prices set by the respective regional authorities subject to the minimum and maximum levels defined by the FTS. These levels are calculated under a formula based on the average weighted price of one unit of electric power (1 kWh) on the wholesale market (published monthly by the TSA) for the previous month. The formula also takes account of the regulated prices for power transmission services, for services provided by the TSA and UES, as well as the higher prices paid by retail customers.

        The new retail market rules provide for liberalization of the retail market alongside the wholesale market. All consumers, except for households and alike, have already started purchasing electricity at free prices.

  Generation capacity market

        Under the new wholesale market rules, capacity is traded separately from electricity. Capacity payments represent a "standby" compensation for a generator's availability to produce electricity. Regulated capacity payments (under regulated contracts) are set individually for each generator on the basis of its fixed costs divided by planned and preliminarily dispatched capacity. To sell capacity, generators must maintain their generating facilities in proper condition in order to be always ready to produce electricity meeting the required volumes and the specifications set by the System Operator. Capacity payments depend on fulfillment of these obligations.

        According to the new wholesale market rules, excessive capacity (not traded under regulated contracts) and new capacity (commissioned after January 1, 2007) are to be traded at free prices determined on the results of auctions.

  Heat market

        Heat markets are regional retail markets and heat prices are regulated and set within the general guidelines provided by the FTS and by regional authorities. Minimum and maximum prices for heat energy traded on the retail markets are set by the FTS separately for each administrative region of Russia for a period of at least one year. Regional authorities establish the prices for relevant territories within the range set by the FTS and subject to the types and prices of fuel used to produce the heat and the volumes of heat purchased on the relevant territory.

        Our Southern Kuzbass Power Plant delivers heat energy (in the form of hot water) at regulated prices to residential and commercial customers in the city of Kaltan.

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other information in this document. This Item 5 contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including the risks described in Item 3 and under the caption "Cautionary Note Regarding Forward-Looking Statements."

        In this Item, the term "domestic" describes sales by a production subsidiary within the country where its operations are located. This category is further divided between subsidiaries in Russia and subsidiaries in other countries. The term "export" describes cross-border sales by a subsidiary regardless of its location. See note 25 to our consolidated financial statements in "Item 18. Financial Statements."

The Reorganization

        Mechel OAO was incorporated on March 19, 2003, under the laws of the Russian Federation, in connection with a reorganization to serve as holding company for various mining and steel companies owned by Messrs. Igor V. Zyuzin and Vladimir F. Iorich or parties affiliated with them. These individuals acted in concert from 1995 until December 2006 pursuant to an Ownership, Control and Voting Agreement which required them to vote the same way. The reorganization involved the contribution of these companies by these individuals to Mechel in exchange for all the outstanding capital stock of Mechel. Many of the contributed companies had shareholders other than Messrs. Zyuzin and Iorich, and these shareholders were not involved in the reorganization and continue to retain minority interests in certain of our subsidiaries.

        During the period from March through December 2006, Mr. Iorich disposed of his entire interest in Mechel OAO to Mr. Zyuzin, and the Ownership, Control and Voting Agreement terminated on December 21, 2006.

Business Structure

  Segments

        We have organized our businesses into three segments:

  •
  the mining segment, comprising the production and sale of coal (coking and steam), iron ore and nickel, which supplies raw materials to our steel business and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Black Sea and the Pacific Ocean and our railway transportation assets;

  •
  the steel segment, comprising the production and sale of semi-finished steel products; carbon and specialty long products; carbon and stainless flat products; value-added downstream metal products including hardware, forgings and stampings, as well as steel industry materials such as limestone, coke and coking products, as well as our river port in the Volga River watershed; and

  •
  the power segment, comprising power generating facilities, which supply power to our coal and steel segments and also sell a portion of the power generated to third parties, and a power distribution company.

        The table below sets forth by segment our key mining, steel, and energy subsidiaries, presented in chronological order by date of acquisition.

Name	Location of assets	Product/Business	Date Control Acquired	Voting Interest(1) %
Mining Segment
Southern Kuzbass Coal Company(2)	Russia	Coking coal concentrate, steam coal, steam coal concentrate	January 1999	93.5%
Tomusinsk Open Pit Mine	Russia	Coking coal, steam coal	January 1999	74.4%
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	79.9%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	85.6%
Port Posiet	Russia	Seaport: coal warehousing and loading	February 2004	97.1%
Transkol	Russia	Railway transportation	May 2007	100.0%
Port Temryuk	Russia	Seaport: coal transshipment	July 2007	100.0%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Elgaugol(3)	Russia	Coking coal, steam coal (in development)	October 2007	71.2%
Oriel Resources plc	Russia, Kazakhstan	Chrome and nickel mining and processing	May 2008	99.5%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and specialty long and flat steel products, forgings, coke and coking products	December 2001	93.8%
Vyartsilya Metal Products Plant	Russia	Hardware	May 2002	93.4%
Beloretsk Metallurgical Plant	Russia	Long steel products, hardware, limestone(4)	June 2002	90.4%
Mechel Targoviste	Romania	Carbon and specialty long steel products, forgings, hardware	August 2002	86.6%
Urals Stampings Plant	Russia	Stampings	April 2003	93.8%
Mechel Campia Turzii	Romania	Long steel products, hardware	June 2003	86.6%
Mechel Nemunas	Lithuania	Hardware	October 2003	100.0%
Izhstal	Russia	Specialty and carbon steel long products, hardware, stampings and forgings	May 2004	88.2%
Port Kambarka	Russia	River port	April 2005	90.4%
Mechel Recycling	Russia	Metal scrap processing	March 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and gas works, organic chemicals	October 2006	97.1%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%
Ductil Steel	Romania	Carbon steel, low-alloyed steel rolled and wire products	April 2008	100.0%
Power Segment
Southern Kuzbass Power Plant	Russia	Electricity	April 2007	98.3%
Southern Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)
Except where the acquisition date occurred after March 31, 2008 (in which case the percentage is given as of the date of completion of the acquisition), the percentages provided in this table are as of March 31, 2008. As of that date, some of our Russian subsidiaries had preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)
We merged the following entities into Southern Kuzbass Coal Company: Tomusinsk Processing Mills in October 2004; Sibirginsk Open Pit Mine, Kuzbass Central Processing Plant and Siberian Central Processing Plant from October to December 2005; and Olzherassk Open Pit Mine, Lenin Mine, Usinsk Mine, Tomusinsk Auto Depot and Krasnogorsk Open Pit Mine from October 2006 to February 2007.

(3)
With effect upon the end of the first quarter of 2008, the subsoil license to the Elga coal deposit was transferred from Elgaugol to Yakutugol.

(4)
Our Pugachev limestone quarry is owned by Beloretsk Metallurgical Plant and is within the steel segment.

        In 2005, we commenced the restructuring of Southern Kuzbass Coal Company, during the course of which we merged the company with certain of its subsidiaries. As a result of the merger of these subsidiaries into Southern Kuzbass Coal Company, our current ownership stake in Southern Kuzbass Coal Company is 93.5%.

        We also restructured the operations of Chelyabinsk Metallurgical Plant in 2006. Coke production and specialty steel production were spun-off from Chelyabinsk Metallurgical Plant into separate entities called Mechel-Coke and Specialty Steel, respectively. Mechel-Coke, formed in June 2006, produces and sells coke, and Specialty Steel, formed in April 2006, produced and sold specialty steel. Urals Stampings Plant was reorganized in April 2007, during the course of which the Chelyabinsk branch of Urals Stamping Plant was established and the business and employees of Specialty Steel were transferred to it. Specialty Steel no longer has active operations.

  Intersegment sales

        We are an integrated mining, steel and power group. In the year ended December 31, 2007, our mining segment supplied approximately 74% of our steel segment's coking coal requirements, approximately 42% of our iron requirements, and approximately 66% of our nickel requirements. Our steel segment also supplies wires, ropes and other hardware to our mining segment for use in its day-to-day operations, as well as coke for use in the production of nickel. Our power segment supplies approximately 29% of our internal requirements, with the remainder of the production sold externally. The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for purposes of our consolidated financial statements. For the years ended December 31, 2007, 2006, and 2005, mining segment sales to the steel segment amounted to $701.0 million, $376.6 million and $336.6 million, respectively. For the years ended December 31, 2007, 2006 and 2005, steel segment sales to the mining segment amounted to $84.9 million, $23.7 million and $56.6 million, respectively. For the years ended December 31, 2007, 2006 and 2005, mining segment sales to the power segment amounted to $11.2 million, $0.4 million and $0.4 million, respectively. For the years ended December 31, 2007, 2006 and 2005 steel segment sales to the power segment amounted to $22.5 million, $17.2 million and $0.2 million, respectively. For the years ended December 31, 2007, 2006 and 2005, power segment sales to the mining segment amounted to $56.6 million, $32.8 million and $17.9 million, respectively. For the years ended December 31, 2007, 2006 and 2005, power segment sales to the steel segment amounted to $38.6 million, $41.1 million and $2.1 million, respectively.

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

        The following summary describes the terms of acquisition of our primary mining, steel, and power subsidiaries and significant investments during the periods under review in this Operating and Financial Review and Prospects.

        Each of the acquisitions was accounted for using the purchase method of accounting, and the results of operations of each acquired business are included in our consolidated income statements from their respective dates of acquisition of control. In certain cases where we acquired our interest in a business over a period of time and control was not acquired until subsequent acquisitions of shares, such businesses were accounted for using the equity method of accounting or at cost, as appropriate until such controlling stake was acquired. Our results of operations for the periods presented herein are thus not comparable from period to period due to these acquisitions and their accounting treatment.

  •
  Port Kambarka.  Port Kambarka is a river port located on the Kama River in the Udmurt Republic, a Russian administrative region also known as Udmurtia, handling mostly sand and crushed stone freight. We acquired a 90.4% stake in Port Kambarka from third parties in April

    2005 while Port Kambarka was in bankruptcy proceedings. The bankruptcy proceedings were terminated in May 2005. We paid $3.4 million in cash for our stake. In 2007, we commissioned a state-of-the-art automated alumina transshipment complex to increase the efficiency of this port.

  •
  Mechel Recycling.  Mechel Recycling is a Chelyabinsk-based metal scrap processing company. Mechel Recycling processes scrap steel that we melt in our steel manufacturing facilities' electric arc furnaces and reprocess into steel products. We acquired a 100% stake in Mechel Recycling from third parties in March 2006 for $4.8 million.

  •
  Moscow Coke and Gas Plant.  Moscow Coke and Gas Plant is a coke and chemical producer located in Moscow region. The plant's annual production capacity is approximately 1.5 million tonnes of coke. Its products are sold domestically, mainly to manufacturers located in Russia's central region, as well as shipped abroad, in particular to Ukraine and E.U. countries. We acquired a 97.1% stake in Moscow Coke and Gas Plant and its subsidiaries from third parties during the period from July to October 2006 in exchange for consideration comprising $179.0 million in cash and 18,645,058 shares of Mechel. The total value of our investment was $298.9 million.

  •
  Southern Kuzbass Power Plant.  Southern Kuzbass Power Plant was separated in July 2006 from Kuzbassenergo as the result of Kuzbassenergo's reorganization. The plant is located in the city of Kaltan, Kemerovo region, in the south of Russia's coal-rich Kuzbass region. As of January 1, 2007, the plant's installed electric power capacity was 554 MW, and its heat power capacity was 560 Gcal/hour. In addition to electricity sales to the power grid, Southern Kuzbass Power Plant supplies hot water to the city of Kaltan. In 2007, Southern Kuzbass Power Plant consumed 521,000 tonnes of steam coal and middlings from Southern Kuzbass Coal Company. In April 2007, we acquired at auction from UES, Kuzbassenergo OAO and SUEK OAO 94.3% of the shares of Southern Kuzbass Power Plant for $270.8 million. We increased our stake in Southern Kuzbass Power Plant to 98.0% during the period from May to December 2007 by purchasing shares from third parties.

  •
  Bratsk Ferroalloy Plant.  Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high-grade ferrosilicon, according to Metall-Expert. We acquired 100% of Bratsk Ferroalloy Plant from third parties in August 2007 for $186.9 million.

  •
  Port Temryuk.  Port Temyruk is a seaport located at the Taman shore of the Sea of Azov, an inlet of the Black Sea, and primarily utilized for small tonnage river-sea type vessels in southern Russia. The port specializes mainly in coal transshipment. We purchased 100% of Port Temryuk from third parties for $6.3 million in July 2007.

  •
  Yakutugol.  Yakutugol, located in the Sakha Republic in eastern Siberia, extracts predominantly coking coal, as well as steam coal, in open pit and underground mines. Yakutugol owns the Nerungrinsk open pit mine and, through subsidiaries, the Kangalassk open pit mine and the Dzhebariki-Khaya underground mine. Most of Yakutugol's high-grade coking coal output is exported to customers in Japan, South Korea and Taiwan. We acquired a blocking minority stake of 25% plus one share for $411.2 million in January 2005, and increased this stake by purchasing at auction from the government of the Sakha Republic in October 2007 the remaining 75% less one share of Yakutugol and 68.86% of the shares of Elgaugol for a total consideration of $2.3 billion. In the fourth quarter of 2007, when we began accounting for Yakutugol on a consolidated basis, Yakutugol produced 1.7 million tonnes of coking coal, which represented 16.4% of our total production of coking coal for all of 2007.

  •
  Elgaugol.  Elgaugol's principal asset was its license to mine coal at the Elga coalfield, a deposit of high-grade coal that has been explored and studied in detail for the past several decades. As noted above, we acquired 68.86% of Elgaugol from a company owned by the government of the

    Sakha Republic in conjunction with our acquisition of the remaining outstanding shares of Yakutugol for a total consideration of $2.3 billion. Prior to this acquisition, Yakutugol owned 2.35% of Elgaugol, which we then acquired through our acquisition of Yakutugol, giving us a current total stake in Elgaugol of 71.21%. The mining license to the Elga coal deposit was transferred to Yakutugol upon the end of the first quarter of 2008.

  •
  Southern Kuzbass Power Sales Company.  Southern Kuzbass Power Sales Company is a power distribution company in Siberia, located in the city of Kemerovo. We acquired 49% of Southern Kuzbass Power Sales Company from UES in June 2007 at auction for a purchase price of $46.4 million, which increased our stake to 50.2%. In October and November 2007, we acquired a further 21.8% in the company from third parties for $40.9 million, increasing our total stake in the company to 72.0%.

  •
  Ductil Steel.  Ductil Steel, a Romanian steelmaker, owns a plant in Baza which produces carbon steel and low-alloyed steel rolled and wire products, as well as the Otelu Rosu plant, which specializes in steel and billets for rolling. We purchased 100% of Ductil Steel from third parties in April 2008 for $221.0 million.

  •
  Oriel Resources plc.  Oriel's assets include the Voskhod chrome deposit and the Shevchenko nickel deposit in Kazakhstan, as well as the Tikhvin ferrochrome smelter in Russia, near the city of St. Petersburg. Mining operations have not yet commenced at Oriel's mineral deposits. The Tikhvin ferrochrome smelter uses chrome purchased from third parties pending the commencement of mining production at Voskhod. We acquired a 99.5% stake in Oriel by May 2008 for approximately $1.5 billion pursuant to a public tender offer under the U.K. Takeover Code.

Discontinued Operations

        In August 2004, we terminated production at Mechel Zeljezara, a Croatian steel mill that produced pipes. Mechel Zeljezara's assets were acquired out of bankruptcy proceedings in March 2003. We started accounting for Mechel Zeljezara as discontinued operations in September 2004. Voluntary bankruptcy proceedings in respect of Mechel Zeljezara were concluded in October 2007 and the company was removed from the Croatian trade register in February 2008. The results of operations of Mechel Zeljezara were previously included in our consolidated financial statements from its date of acquisition in March 2003. For the years ended December 31, 2007, 2006 and 2005 these results were reflected in our consolidated financial statements as discontinued operations.

Factors Affecting Our Results of Operations and Financial Condition

  Cyclical nature of business and impact of macroeconomic factors

        Our mining business sells significant amounts of coal, iron ore and nickel to third parties and our revenues depend significantly on these sales. Cyclical and other changes in world market prices of these products affect the results of our mining operations. The changes in these prices result from factors, such as demand, which are beyond our control. The global coal supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, terrestrial transportation congestion, production disruptions and natural disasters. Prices of the products of our mining business have varied significantly in the past and could vary significantly in the future. For example, the contract price of standard hard coking coal during the period 2005-2007 rose as high as $125 per tonne (FOB Australia) in April 2005 and fell as low as $89 in April 2007, according to industry publications. The price of iron ore (China domestic prices, CPT) rose as high as $129 per tonne in December 2007 and fell as low as $59 per tonne in January 2006, according to Metall-Expert. See "—Price trends for products" below.

        The steel industry is highly cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which we sell our products, as well as in the global economy. The prices of our steel products are influenced by many factors, including demand, worldwide production capacity, capacity utilization rates, raw material costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices also typically follow trends in raw material prices and increases in market prices for steel may lag behind increases in production costs, including raw materials. For example, according to Metall-Expert, the price of iron ore (64% Fe, China domestic prices, CPT), a principal raw material component in steel production, decreased by 9% from 2005 to 2006, and then increased by 49% from 2006 to 2007. Correspondingly, the price of steel (hot rolled coil, China export prices, FOB) increased by a moderate 4% from 2005 to 2006, and then rose sharply by 23% from 2006 to 2007, according to Metall-Expert.

        Demand for steel, particularly long steel products in which we are the most competitive in the Russian market, is closely tied to the construction industry in the markets in which we sell our products. The construction business in Russia, the principal market for our products, is greatly affected by macroeconomic factors, including fluctuations in the availability of credit due to changes in monetary policies in other countries, such as the United States, as well as more local factors, such as trends in consumer tastes, priorities in urban development and national-level development campaigns. Steel is also used in the manufacture of equipment and durable consumer goods, demand for which depends on macroeconomic factors such as growth in wages and corporate investment in operations. Because of the critical role of steel in infrastructural and overall economic development, the steel industry is often considered to be an indicator of economic progress because it tends to track macroeconomic factors such as gross domestic product ("GDP") and industrial output.

        Despite the high volatility in the international credit markets beginning in August 2007, the global economy recorded strong growth in 2007, with worldwide GDP increasing 3.8% in real terms, according to a Global Insight report released in February 2008, and emerging market economies grew at the highest rate in a decade. According to Rosstat, Russia recorded real GDP growth of 8.1% in 2007. This global economic growth, and with it the continuous growth in capital spending, led to strong worldwide demand for coal and steel, especially in developing countries, which, according to the International Iron and Steel Institute, accounted for two-thirds of global steel consumption and more than 80% of coking coal consumption in 2007.

  Trade and competition

        Mining products and many types of steel products are considered commodities and treated as fungible in the world markets. As such, we compete with steel producers and mining companies with operations in different countries. The main competitive advantages that steel producers can secure are based on quality and cost. Generally, steel producers in economically developed regions compete primarily based on quality of steel, while we and other steel producers in developing countries compete in the international market based primarily on lower production costs. With respect to our mining products, such as iron ore, nickel and coal, quality, production costs and transportation capabilities are key areas where companies seek a competitive advantage.

        Because the production and consumption of steel are closely linked with economic development and industrial capacity in general, many countries enact measures to protect their domestic steel industries from international competition, particularly from countries with a lower average cost of production. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We face numerous protective trade restrictions in the export of our steel segment products, and we may face export duties in the future."

        The E.U. has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe in 2007. Our sales into the E.U. constituted approximately 19% of our steel segment revenues and 61% of our steel segment export revenues in 2007. Excluding steel segment revenues from our Romanian entities, which are not subject to these import duties, our sales into the E.U. which were subject to such duties constituted approximately 8% of our steel segment revenues and 26% or our steel segment export revenues in 2007. In addition, the E.U. has imposed antidumping duties on certain of our exports. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years. As we are seeking to expand our exports into the E.U., it is likely that our share of exports into the E.U. that will be subject to these trade restrictions will increase in future periods; however, we expect that increasing sales by our operations in Romania, further enhanced by our acquisition of Ductil Steel in April 2008, will help to mitigate the effect of E.U. trade restrictions on our steel products in the future.

        At the same time, we are protected from competition from steel imports in Russia due to import tariffs that Russia has in place with respect to certain imported steel products. These tariffs generally amount to 5% of value, but also increase to 15% of value for certain higher value-added steel products. Almost all of our sales of steel products in Russia in 2007 were protected by these import tariffs. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We benefit from Russia's tariffs and duties on imported steel, which may be eliminated in the future."

  Consolidation trends in the steel and mining industries

        The steel industry has experienced a consolidation trend in recent years, which continued throughout 2005 to 2007. Key consolidations during this period included Mittal Steel's acquisition of Arcelor in 2006 and the merger of Tata Steel and Corus in 2007 (which was itself the result of a merger between British Steel and Hoogovens in 2002). Recent and expected future consolidation in the steel industry should enable steel producers, and the industry generally, to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

        We, along with other Russian steel producers, tend to focus on vertical integration rather than consolidation, which ensures access to a stable supply of raw materials, particularly coking coal and iron ore. Our vertical integration means that we are not as affected by tightening in the supply of raw materials and also provides us with the potential for upside gains on third-party sales by our mining business.

        The mining industry has also experienced a wave of consolidation. There are currently three primary iron ore suppliers in the international market, and if iron ore producer BHP Billiton is successful in its offer for Rio Tinto, there will only be two principal suppliers of iron ore in the international market. Suppliers of scrap are also consolidating, reflected by the Sims-Neu merger. Consolidation among suppliers in the mining industry has led to a stronger bargaining position among mining companies with steel producers. As we are vertically integrated in both the "upstream" and "downstream" sides of the mining and steel businesses, we are not as affected by consolidation among suppliers.

  Price trends for products

  Coking coal and steam coal

        Prices for coking coal decreased during the period 2005-2007. During this period, the contract price for standard hard coking coal peaked at $125 per tonne (FOB Australia) in April 2005 and fell to a low of $89 per tonne in April 2007, generally decreasing by 29% over the period, according to industry publications. The decrease in contract prices was due to a supply surplus which arose during 2006 but then diminished in the beginning of 2007 due to infrastructure constraints of major exporters, particularly in Australia and, to a lesser extent, Canada, and bad weather affecting key coal-supplying countries.

        Prices for steam coal generally increased during the period 2005-2007, reaching a high of $130 per tonne (CIF ARA) in December 2007 and a low of $52 per tonne in November 2005, generally increasing by 84% over the period, according to industry publications. Prices increased due to global supply constraints and increases in freight rates.

  Iron ore

        Iron ore prices increased by 91% during the period 2005-2007, reaching a high price of $129 per tonne (64% Fe, China domestic prices, CPT) in December 2007 and a low price of $59 per tonne in January 2006, according to Metall-Expert. Prices increased generally due to buoyant demand and limited supply.

  Nickel

        Nickel prices generally increased during the period 2005-2007, increasing by 70%, according to London Metal Exchange ("LME") data. The cash price of nickel reached a high of $54,000 per tonne in May 2007 and a low of $11,500 per tonne in November 2005, according to the LME. The increase during this period was due primarily to a nickel deficit in the world market caused by speculative trading on the LME and a decrease in world nickel inventories.

  Steel

        During the period 2005-2007, steel prices increased by 88%, reaching a high price of $640 per tonne (rebar, Far East domestic) in December 2007 and a low price of $340 per tonne in January 2005, according to industry publications. The price increase during this period was due to a strong global demand and limited supply to international markets, particularly due to Chinese export restrictions.

  Freight costs

        The global steel and mining industries are affected by changes in ocean freight charges. Recent trends have been towards increased volatility and higher ocean freight charges due to worldwide capacity issues and localized logistical bottlenecks. During the period 2005-2007, freight rates peaked at $61.00 per tonne (Queensland to Rotterdam, Capesize vessels) in November 2007 and fell to a low of $14.60 per tonne in August 2007, according to industry publications.

        Freight costs are a significant concern for Russian steel producers and mining companies, as distances in Russia are large and major steel producing and mining areas tend to be located far from developed year-round port facilities. In addition to geographical challenges, domestic Russian rail freight shipments are carried out by a government-controlled monopoly, Russian Railways, such that there is no downward pressure on rail freight rates due to market competition, unlike in countries where there are multiple freight carriers that compete based on price.

  Exchange rates

        The fall in the value of the dollar versus many other world currencies, a trend which started in 2006 and accelerated in 2007 and early 2008, has resulted in increased prices in dollar terms of coking and steam coal, iron ore, nickel and steel products. The dollar continued to weaken against currencies of the jurisdictions in which we have operations, including the Russian ruble, the Romanian lei, the Lithuanian litas, the Bulgarian lev and the Kazakhstan tenge. In the first quarter of 2008, the dollar reached historical lows against the euro and other major world currencies.

        Our products are typically priced in rubles for Russian and CIS sales and in U.S. dollars or euros for international sales, and our direct costs, including raw materials, labor and transportation costs, are largely incurred in rubles, while other costs, such as interest expense, are incurred in rubles, euro and U.S. dollars. The mix of our revenues and costs is such that appreciation in real terms of the ruble against the U.S. dollar tends to result in an increase in our costs relative to our revenues, while depreciation of the ruble against the U.S. dollar in real terms tends to result in a decrease in our costs relative to our revenues. When the ruble appreciates in real terms against the U.S. dollar, this means that our sales prices in dollar terms must increase in order to offset the effects of both cost inflation and translation differences in our U.S. GAAP financial statements. During the period under review, the ruble has steadily appreciated in real terms against the U.S. dollar, but this real appreciation of the ruble against the U.S. dollar has been more than offset by increased prices for our steel products, both in Russia and internationally.

        In addition, any nominal depreciation of the ruble against the U.S. dollar generally results in a decrease in the reported U.S. dollar value of our ruble-denominated assets (and liabilities), while nominal appreciation of the ruble against the U.S. dollar results in an increase in the reported U.S. dollar value of our ruble-denominated assets (and liabilities). Moreover, nominal appreciation and depreciation of the ruble against the U.S. dollar has a similar effect when the income statements of our Russian subsidiaries are translated into U.S. dollars in connection with the preparation of our consolidated financial statements. Primarily as a result of ruble appreciation, the translation gain in our U.S. GAAP financial statements decreased by $26.6 million, or 18%, to $122.3 million in the year ended December 31, 2007 from $148.9 million in the year ended December 31, 2006.

  Acquisitions

        Across our segments, when market conditions are favorable, acquisitions generally lead to higher consolidated revenues due to higher production and sales volumes due to the consolidation of the newly acquired entities. Organic growth in revenues across our segments is driven largely by price increases and changes in the product mix towards higher-value-added products, as well as sales volume increases as a result of increases in steel production and coal and nickel mining volumes.

        Our acquisitions in 2007 contributed to the consolidated results for the year ended December 31, 2007 as follows:

  •
  The total contribution of the companies we acquired in 2007 to our consolidated revenues was $611 million, including $135 million in respect of Yakutugol, $447 million in respect of Southern Kuzbass Power Plant and Southern Kuzbass Power Sales Company and $29 million in respect of Bratsk Ferroalloys Plant.

  •
  The Yakutugol and Elgaugol acquisitions resulted in additional coal reserves of 244.0 million tonnes and additional coal deposits of 521.1 million tonnes as of January 1, 2008 compared with our coal reserves and deposits as of January 1, 2007. Expanding our coal reserves and deposits through acquisitions is part of our strategy to remain a world-class coal producer by volume for years to come.

        Our acquisitions enhance the vertical integration of our group and contribute to the growth of our business segments. At the same time, we also continue to devote resources to further our organic growth, such as the implementation of cost-cutting strategies in our steel and mining segments and the expansion of our product mix in the steel segment to encompass more high-value-added products.

Results of Operations

        The following table sets forth our income statement data for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007		2006		2005
Revenues	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues
	(in millions of U.S. dollars, except for percentages)
Revenue, net	6,683,842	100.0%	4,397,811	100.0%	3,804,995	100.0%
Cost of goods sold	(4,166,864)	(62.3)%	(2,860,224)	(65.0)%	(2,469,134)	(64.9)%

Gross profit	2,516,978	37.7%	1,537,587	35.0%	1,335,861	35.1%
Selling, distribution and operating expenses	(1,119,385)	(16.7)%	(811,889)	(18.5)%	(820,133)	(21.6)%

Operating income	1,397,593	20.9%	725,698	16.5%	515,728	13.5%
Other income and (expense), net	(12,146)	(0.2)%	139,135	3.2%	10,131	0.3%

Income before income tax, minority interest and discontinued operations	1,385,447	20.7%	864,833	19.7%	525,859	13.8%
Income tax expense	(356,320)	(5.3)%	(230,599)	(5.2)%	(136,643)	(3.6)%
Minority interest in loss (income) of subsidiaries	(116,234)	(1.7)%	(31,528)	(0.7)%	(6,879)	(0.2)%

Income from continuing operations	912,893	13.7%	602,706	13.7%	382,337	10.0%
Income (loss) from discontinued operations, net of tax	158	0.0%	543	0.0%	(1,157)	0.0%

Net income	913,051	13.7%	603,249	13.7%	381,180	10.0%

  Year ended December 31, 2007 compared to year ended December 31, 2006

  Revenues

        Consolidated revenues increased by $2,286.0 million, or 52.0%, to $6,683.8 million in the year ended December 31, 2007, from $4,397.8 million in the year ended December 31, 2006.

        Across our segments, our acquisitions in 2006 and 2007 led to higher consolidated revenues due to higher production and sales volumes arising primarily from the consolidation of the results of operations of acquired companies. Approximately 27%, or $611.0 million, of the increase in our consolidated revenues in the year ended December 31, 2007 compared to the year ended December 31, 2006 was due to the consolidation of companies acquired during the year. The remainder of our increase in revenues was due to organic growth, which was driven largely by price increases and changes in the product mix towards higher-value-added products. In addition, the steady decrease in real terms of the value of the dollar, in which most of our products are priced, against the ruble, in which most of our production costs are incurred, put exchange rate-based pressure on profit margins, which was more than offset by increases in the weighted average prices of products sold by our mining and steel segments.

        The following table sets forth our revenues by segment:

	Year ended December 31,
Revenues by segment
	2007	2006
	(in thousands of U.S. dollars, except percentages)
Mining segment
To third parties	1,844,758	1,305,555
To power segment	11,272	399
To steel segment	700,965	376,569

Total	2,556,995	1,682,523

Steel segment
To third parties	4,335,768	3,042,793
To power segment	22,509	17,195
To mining segment	84,923	23,664

Total	4,443,200	3,083,652

Power segment
To third parties	503,316	49,463
To steel segment	38,587	41,087
To mining segment	56,612	32,772

Total	598,515	123,322

Eliminations	914,868	491,686

Consolidated revenues	6,683,842	4,397,811

% from mining segment	27.6%	29.7%
% from steel segment	64.9%	69.2%
% from power segment	7.5%	1.1%

  Mining segment

        Our total mining segment sales increased by $874.5 million, or 52.0%, to $2,557.0 million in the year ended December 31, 2007 from $1,682.5 million in the year ended December 31, 2006.

        Coking coal concentrate sales to third parties increased by $104.6 million, or 20.2%, to $622.9 million in the year ended December 31, 2007 from $518.3 million in the year ended December 31, 2006, where a decrease in sales volumes offset a $150.4 million sales price increase by $45.9 million. The price increases occurred on both export and domestic markets, resulting from increasing coking coal demand and tight supply both in domestic and export markets due to accidents in several Russian coal mines which caused mine closures and cargo seaport capacity problems in Australia. The volume of coking coal concentrate sold to third parties decreased by 584 thousand tonnes, or 8.8%, to 6,018 thousand tonnes in the year ended December 31, 2007 from 6,603 thousand tonnes in the year ended December 31, 2006, primarily due to an increase in intersegment sales volumes as described below.

        Coking coal concentrate supplied to the steel segment increased by $220.3 million, or 117.5%, to $407.9 million in the year ended December 31, 2007 from $187.6 million in the year ended December 31, 2006, where $123.7 million of the increase was due to an increase in sales prices and $96.6 million was due to an increase in sales volumes. The increase in volumes was principally due to shipments from Southern Kuzbass Coal Company to Moscow Coke and Gas Plant of 981 thousand tonnes that were insignificant in 2006 before our acquisition of Moscow Coke and Gas Plant, as we acquired Moscow Coke and Gas Plant in the fourth quarter of 2006, and shipments from Yakutugol to Mechel-Coke and Moscow Coke and Gas Plant in the fourth quarter 2007 totaling 58 thousand tonnes.

        Steam coal and steam coal concentrate sales to third parties increased by $125.2 million, or 40.2%, to $436.3 million in the year ended December 31, 2007 from $311.1 million in the year ended December 31, 2006, where $102.0 million of the increase was due to an increase in sales prices and $23.2 million was due to an increase in sales volume. The increase of sales volumes during the period was principally due to the fact that the results of operations of Yakutugol were reflected in our consolidated results of operations from the fourth quarter of 2007. If Yakutugol's results of operations are excluded, our steam coal volumes sold in 2007 would have decreased by 3%, in part due to the increase in the volume of steam coal supplied to the power segment and in part due to a shortage, as compared to the prior period, of working, empty rail freight cars from Russian Railways in the Southern Kuzbass region where our other coal operations are based. Export prices for steam coal and steam coal concentrate rose during the period as a result of increasing demand, especially in Asia, and limited supply growth from major exporting countries. Domestic prices rose on the back of growing production costs and global steam coal price increases.

        Steam coal supplied to the power segment increased by $9.8 million, or 100%, to $9.8 million in the year ended December 31, 2007 from none in the year ended December 31, 2006, due to the acquisition of Southern Kuzbass Power Plant.

        Sales of iron ore to third parties increased by $45.4 million, or 27.0%, to $213.6 million in the year ended December 31, 2007 from $168.2 million in the year ended December 31, 2006, where a decrease in sales volumes offset a $76.1 million sales price increase by $30.7 million. Price increases were driven principally by increasing iron ore demand in Russia and elsewhere, especially in China; limited iron ore production capacity increases which typically lag behind rising demand; and significant increases in freight costs. The decrease in sales volumes is primarily attributable to a temporary decrease in the second half of 2007 in orders from ZapSib, one of our primary customers, which sourced its iron ore from a different supplier during part of 2007.

        Supplies to the steel segment increased by $57.6 million, or 60.3%, to $153.1 million in the year ended December 31, 2007 from $95.5 million in the year ended December 31, 2006, primarily due to a sales price increase, as there was no significant increase in volumes.

        Nickel sales to third parties increased by $210.2 million, or 81.3%, to $468.9 million in the year ended December 31, 2007 from $258.7 million in the year ended December 31, 2006, where $189.6 million of the increase was due to an increase in sales prices and $20.6 million of the increase was due to an increase in sales volumes. Average sales prices increased by $14,468 to $35,775 per tonne during the course of 2007. LME prices increased to record levels in the first half of 2007. The highest daily spot price reached $54,200 per tonne on May 16, 2007. Sales volumes increased by 8% to 13 thousand tonnes in the year ended December 31, 2007 from 12 thousand tonnes in the year ended December 31, 2006 due to the overall increase of production volumes at Southern Urals Nickel Plant. Nickel supplies to the steel segment increased by $46.5 million, or 58.6%, to $125.8 million in the year ended December 31, 2007 from $79.3 million in the year ended December 31, 2006, due to an increase in sales prices. There were no significant changes in intersegment sales volumes.

        Excluding intersegment sales, export sales were 55.4% of mining segment sales in the year ended December 31, 2007, compared to 49.7% in the year ended December 31, 2006. The increase in the proportion of our export sales was due to the higher export volumes of steam coal, nickel and iron ore due to higher sales prices on export markets. The average steam coal export price on a Free Carrier (FCA) basis in 2007 was $44.4 per tonne in comparison with $32.3 per tonne for the average domestic price on an FCA basis in 2006; the average iron ore export sales price on an FCA basis in 2007 was $84.9 per tonne in comparison with $73.5 per tonne for the average domestic price on an FCA basis in 2006.

  Steel segment

        Our steel segment revenues increased by $1,359.5 million, or 44.1%, to $4,443.2 million in the year ended December 31, 2007 from $3,083.7 million in the year ended December 31, 2006. The increase in steel segment revenues was primarily due to the following increases:

  •
  Coke and coking products sales increased by $235.8 million, or 542.8%, to $284.8 million in the year ended December 31, 2007 from $49.0 million in the year ended December 31, 2006, where $61.2 million of the increase was due to an increase in sales prices and $174.6 million of the increase was due to an increase in sales volumes. The sales volume increase was a result of consolidating Moscow Coke and Gas Plant results for the full year 2007; in 2006, the results for the plant were consolidated for the fourth quarter only. The sales prices increase was due to strong market demand for coke and coking products.

  •
  Ferrosilicon sales increased by $29.0 million, or 100%, to $29.0 million in the year ended December 31, 2007 from none in the year ended December 31, 2006, due to the acquisition of Bratsk Ferroalloy Plant in August 2007.

  •
  Semi-finished steel products sales increased by $157.6 million, or 39.6%, to $555.1 million in the year ended December 31, 2007 from $397.5 million in the year ended December 31, 2006, where $115.0 million of the increase was due to an increase in sales prices and $42.6 million of the increase was due to an increase in sales volumes. Increases in both sales prices and sales volumes were primarily driven by increased demand and a shortage in supply from China.

  •
  Alloyed long products sales increased by $20.8 million, or 15.8%, to $151.9 million in the year ended December 31, 2007 from $131.1 million in the year ended December 31, 2006, where a decrease in sales volumes offset a $40.9 million sales price increase by $20.1 million. The sales price increase was primarily driven by a significant increase in alloy materials' costs. The sales volume decrease was caused by a decrease in market demand for alloyed long products following an increase in market prices for such products.

  •
  Rebar sales increased by $264.1 million, or 35.1%, to $1,017.1 million in the year ended December 31, 2007 from $753.0 in the year ended December 31, 2006, where $228.4 million of the increase was due to an increase in sales prices and $35.7 million of the increase was due to an increase in sales volumes. The increases in both sales prices and sales volumes are attributable to the high level of activity in the construction industry in Russia.

  •
  Low alloyed engineering steel sales increased by $111.6 million, or 35.5%, to $426.3 million in the year ended December 31, 2007 from $314.7 million in the year ended December 31, 2006, where $97.8 million of the increase was due to an increase in sales prices and $13.8 million of the increase was due to an increase in sales volumes. The increases in both sales prices and sales volumes were driven by strong demand on both export and domestic markets.

  •
  Flat steel products sales increased by $117.7 million, or 38.7%, to $421.8 million in the year ended December 31, 2007 from $304.2 million in the year ended December 31, 2006, where $112.8 million of the increase was due to an increase in sales prices and $4.8 million of the increase was due to an increase in sales volumes. The increase in sales prices was in both domestic and export markets, and was mainly due to a stainless flat steel price increase driven by an increase in nickel prices in 2007. The other reasons were a general increase in production costs and strong domestic demand.

  •
  Forgings and stampings sales increased by $133.1 million, or 57.2%, to $366.1 million in the year ended December 31, 2007 from $232.9 million in the year ended December 31, 2006, where a decrease in sales volumes offset a $126.1 million sales price increase by $7.1 million. The increase in the sales price was primarily due to rapid increases in the market prices for nickel and other alloy materials and a shift in product mix to more value-added items. The sales volume decrease is explained mainly by increased competition in the market due to new entrants to the market and a resulting decrease in orders from our customers.

  •
  Hardware sales increased by $145.4 million, or 31.7%, to $603.4 million in the year ended December 31, 2007 from $458.0 million in the year ended December 31, 2006, where $78.6 million of the increase was due to an increase in sales prices and $66.8 million of the increase was due to an increase in sales volumes. The volume increase was due to the installation of several new production lines at the Beloretsk Metallurgical Plant, including two spring wire drawing mills and a stabilized high-tensile wire production complex. The price increase was due to an increase in demand on the Russian domestic market and in the CIS from the construction industry, machine-building and other industries.

        Excluding intersegment sales, export sales comprised 31.4% of steel segment sales in the year ended December 31, 2007, compared to 32.5% in the year ended December 31, 2006. The decrease in the proportion of our export sales was largely due to favorable domestic pricing and robust domestic steel consumption growth which exceeded the Russian steel industry's increase in production volumes.

  Power segment

        Our power segment revenues increased almost four-fold by $475.2 million to $598.5 million in the year ended December 31, 2007 from $123.3 million in the year ended December 31, 2006. The increase in power segment revenues was principally due to the acquisition of Southern Kuzbass Power Plant and Southern Kuzbass Power Sales Company in the second quarter of 2007, which resulted in an almost four-fold increase in segment revenues from sales to third parties of $446.7 million.

        Prior to our acquisition of Southern Kuzbass Power Plant and Southern Kuzbass Power Sales Company in the second quarter of 2007, our power segment consisted of intersegment and third-party sales of electricity produced by co-generation units burning blast furnace gas and coal gas produced as a byproduct of industrial processes at our Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant, Southern Kuzbass Coal Company and Mechel-Coke.

        Southern Kuzbass Power Plant contributed $1.8 million to the power segment revenues through power generation capacity sales to third parties in the second half of 2007.

  Cost of goods sold and gross margin

        Consolidated cost of goods sold was 62.3% of consolidated revenues in the year ended December 31, 2007, as compared to 65.0% of consolidated revenues in the year ended December 31, 2006, resulting in an increase in consolidated gross margin to 37.7% in the year ended December 31, 2007 from 35.0% for the year ended December 31, 2006. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2007 and 2006, including as a percentage of segment revenues.

	Year ended December 31, 2007		Year ended December 31, 2006
Cost of goods sold and gross margin by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	1,241,665	48.6%	1,008,806	60.0%
Gross margin	1,315,330	51.4%	673,717	40.0%
Steel segment
Cost of goods sold	3,387,007	76.2%	2,224,366	72.1%
Gross margin	1,056,193	23.8%	859,286	27.9%
Power segment
Cost of goods sold	393,153	65.7%	110,273	89.4%
Gross margin	205,362	34.3%	13,049	10.6%

  Mining segment

        Mining segment cost of goods sold increased by $232.9 million, or 23.1%, to $1,241.7 million in the year ended December 31, 2007 from $1,008.8 million in the year ended December 31, 2006. Mining segment gross margin increased from 40.0% in the year ended December 31, 2006 to 51.4% in the year ended December 31, 2007. The increase in the mining segment gross margin was principally due to (1) the increase in coking coal and iron ore sales prices in both export and domestic markets, (2) an increase in nickel and steam coal sales prices in export markets and (3) a decrease in the production cash costs of coking coal concentrate at Southern Kuzbass Coal Company by 3.0% due to an increase in production volumes and a corresponding apportionment of fixed costs to larger production volumes. The production cash costs of steam coal and steam coal concentrate remained flat, and cash costs of production of nickel and iron ore increased by 24.5% and 38.9%, respectively, due to an increase in electricity prices, production personnel wages and the prices of mining supplies used in coal and iron ore production, such as spare parts and equipment, fuel and explosives, as well as the prices of raw materials used in nickel production such as coke, pyrites and limestone.

  Steel segment

        Steel segment cost of goods sold increased by $1,162.6 million, or 52.3%, to $3,387.0 million in the year ended December 31, 2007 from $2,224.4 million in the year ended December 31, 2006. Steel segment cost of goods sold was 76.2% of the segment's revenues in the year ended December 31, 2007, as compared to 72.1% in the year ended December 31, 2006, resulting in a decrease in gross margin from 27.9% to 23.8%. Such decrease was primarily attributable to an increase in production costs during the period under review, which was itself due to the growth in raw materials prices, particularly the prices of nickel and coking coal.

  Power segment

        Power segment cost of goods sold increased by $282.9 million, or 256.5%, to $393.2 million in the year ended December 31, 2007 from $110.3 million in the year ended December 31, 2006. Power segment gross margin increased from 10.6% in the year ended December 31, 2006, to 34.3% in the year ended December 31, 2007. The increase in the power segment gross margin principally reflected the acquisition of Southern Kuzbass Power Plant and Southern Kuzbass Power Sales Company in the second quarter of 2007, which generated higher profits than previously existing co-generation assets at our production facilities. The new assets also have incurred high electricity transmission costs that are included in the selling and distribution expenses for the power segment, as set forth below.

  Selling, distribution and operating expenses

        Selling, distribution and operating expenses increased by $307.5 million, or 37.9%, to $1,119.4 million in the year ended December 31, 2007 from $811.9 million in the year ended December 31, 2006. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 16.7% in the year ended December 31, 2007, as compared to 18.5% in the year ended December 31, 2006. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write-offs of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2007 and 2006, including as a percentage of segment revenues.

	Year ended December 31, 2007		Year ended December 31, 2006
Selling, distribution and operating expenses by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	249,200	9.7%	216,760	12.9%
Taxes other than income tax	10,964	0.4%	37,311	2.2%
Loss on write off of property, plant and equipment	—	—	—	—
Accretion expense	1,392	0.1%	2,344	0.1%
Provision for doubtful accounts	(1,428)	(0.1)%	(29)	0.0%
General, administrative and other operating expenses	168,503	6.6%	98,284	5.8%

Total	428,631	16.7%	354,670	21.0%

Steel segment
Selling and distribution expenses	190,144	4.3%	199,871	6.5%
Taxes other than income tax	71,622	1.6%	44,536	1.4%
Loss on write off of property, plant and equipment	—	—	2,418	0.1%
Accretion expense	1,708	0.0%	5,089	0.2%
Provision for doubtful accounts	3,591	0.1%	2,767	0.1%
General, administrative and other operating expenses	230,953	5.2%	198,139	6.4%

Total	498,018	11.2%	452,820	14.7%

Power segment
Selling and distribution expenses	182,466	30.5%	2,270	1.8%
Taxes other than income tax	1,409	0.2%	292	0.2%
Loss on write off of property, plant and equipment	—	—	—	—
Accretion expense	—	—	—	—
Provision for doubtful accounts	(752)	(0.1)%	(16)	0.0%
General, administrative and other operating expenses	9,612	1.6%	1,853	1.5%

Total	192,735	32.2%	4,399	3.5%

  Mining segment

        Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $32.4 million in line with sales volume increases in 2007. As a percentage of mining segment revenues, selling and distribution expenses decreased from 12.9% to 9.7% due to an increase in the share of sales on terms other than FCA, where transportation expenses are paid by the customer.

        Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax decreased by $26.3 million, or 70.6%, to $11.0 million in the year ended December 31, 2007 from $37.3 million in the year ended December 31, 2006. The decrease was mainly due to the recognition of a $25.7 million tax asset related to Korshunov Mining Plant in respect of the overpayment of mineral extraction taxes and social taxes for prior periods. On December 18, 2007, the Supreme Arbitration Court of the Russian Federation issued an order in our favor that clarified an aspect of tax law that was previously uncertain, resulting in a reduction in our mineral extraction tax liability for the years 2003-2007. Following the court decision, the tax authorities have been ordered to refund our overpayment of these taxes for prior periods and the accounting provisions previously made in respect of such tax liabilities have been reversed. In addition, on April 7, 2008, the Federal Arbitration Court in Moscow issued an order in our favor requiring the tax authorities to pay interest to us in respect of overpaid social taxes previously assessed for the period from August 2004 to February 2007.

        Provision for doubtful accounts decreased by $1.4 million, or 479.6%, to $1.4 million income in the year ended December 31, 2007 from income of $29.2 thousand in the year ended December 31, 2006, due to an improvement in our collection of trade receivables.

        General, administrative and other expenses increased by $70.2 million, or 71.4%, to $168.5 million in the year ended December 31, 2007 from $98.3 million in the year ended December 31, 2006, representing an increase as a percentage of segment revenues from 5.8% to 6.6%. Salaries and related social taxes increased by $35.9 million, or 69.4%, to $87.6 million in the year ended December 31, 2007 from $51.7 million in the year ended December 31, 2006, mainly due to indexation of salary rates to inflation at our production companies, increases in management bonuses and an increase in headcount in connection with the Yakutugol acquisition which accounted for additional salaries and related social taxes of $11.0 million. Legal and consulting fees and insurance services increased by $2.7 million, or 28.0%, to $12.6 million in the year ended December 31, 2007 from $9.8 million in the year ended December 31, 2006, due to increases in consulting fees. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $7.3 million, or 57.9%, to $20.0 million in the year ended December 31, 2007 from $12.7 million in the year ended December 31, 2006, and depreciation increased by $2.6 million, or 80.8%, to $5.8 million in the year ended December 31, 2007 from $3.2 million in the year ended December 31, 2006, due to the overall expansion of segment activities in 2007. Social expenses increased by $15.5 million, or 114.3%, to $29.1 million in the year ended December 31, 2007 from $13.6 million in the year ended December 31, 2006, mainly due to expansion of our socially-oriented activities in various regions of Russia as well as social programs for our employees. Other administrative and operating expenses increased by $6.1 million due to overall expansion of segment activities.

  Steel segment

        Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by $9.7 million, or 4.9%, to $190.1 million in the year ended December 31, 2007 from $199.9 million in the year ended December 31, 2006. The decrease is explained by an increase in the share of export sales represented by deliveries on Free On Board (FOB) and Carriage Paid To (CPT) terms in the year ended December 31, 2007 compared to the year ended December 31, 2006, which resulted in a decrease in the freight cost per tonne of products sold.

        Taxes other than income tax increased by $27.1 million, or 60.8%, to $71.6 million in the year ended December 31, 2007 from $44.5 million in the year ended December 31, 2006. As a percentage of segment revenues, these taxes increased from 1.4% to 1.6%. Property and land taxes increased by $9.5 million, or 26.8%, to $45.0 million in the year ended December 31, 2007 from $35.5 million in the year ended December 31, 2006, due to an increase in the property tax base (as a result of putting into operation new fixed assets). At the same time, in the year ended December 31, 2007 we incurred $10.1 million in tax penalties and fines as a result of prior-period tax audits at our Chelyabinsk Metallurgical Plant. The remaining increase of $7.5 million was caused mainly by the increase of non-reimbursable VAT expenses at Chelyabinsk Metallurgical Plant. The majority of these expenses are related to non-reimbursable VAT on railway charges that increased in line with the increase in rail freight carriage prices.

        Provision for doubtful accounts increased by $0.8 million, or 29.8%, to $3.6 million in the year ended December 31, 2007 from $2.8 million in the year ended December 31, 2006, due to changes in our estimate of bad debts as of the respective period end dates based on the ageing of the balances.

        General, administrative and other expenses, which consisted of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overhead and other expenses, increased by $32.8 million, or 16.6%, to $231.0 million in the year ended December 31, 2007 from $198.1 million in the year ended December 31, 2006, and decreased as a percentage of segment revenues from 6.4% in the year ended December 31, 2006, to 5.2% in the year ended December 31, 2007. Payroll and related social taxes increased by $29.2 million, or 35.6%, to $111.2 million in the year ended December 31, 2007 from $82.0 million in the year ended December 31, 2006, mainly due to indexation of salary rates to inflation at our production companies and also due to increases in management bonuses. Social expenses (including pension obligations) increased by $3.7 million, or 19.2%, to $23.3 million in the year ended December 31, 2007 from $19.5 million in the year ended December 31, 2006, due to expansion of our social activities in various regions of Russia as well as social programs for our employees. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $7.5 million, or 32.7%, to $35.4 million in the year ended December 31, 2007 from $23.0 million in the year ended December 31, 2006, primarily due to the overall expansion of segment activities in 2007. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services increased by $2.7 million, or 16.9%, to $18.6 million in the year ended December 31, 2007 from $15.9 million in the year ended December 31, 2006, due to increases in consulting fees. Other administrative expenses increased by $8.7 million, or 68.4%, to $21.5 million in the year ended December 31, 2007 from $12.7 million in the year ended December 31, 2006, mainly due to an increase in the number of administrative departments at our Chelyabinsk Metallurgical Plant. These decreases were partially offset by recognition of income from reductions in asset retirement obligations at our Chelyabinsk Metallurgical Plant of $19.7 million based on expert consultants' review of our capital expenditure program for Chelyabinsk Metallurgical Plant and planned changes aimed at minimizing environmental impact.

  Power segment

        Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Southern Kuzbass Power Sales Company for usage of the power grid, over which electricity is distributed to end consumers. These costs are incurred by all power distribution companies under agreements between such companies and the grid operator. These expenses increased by $180.2 million, to $182.5 million in the year ended December 31, 2007 from $2.3 million in the year ended December 31, 2006, due to the acquisition of new business assets—Southern Kuzbass Power Plant and Southern Kuzbass Power Sales Company—in the second quarter of 2007. The increase of all other expenses in this segment were due to the acquisition of new assets.

  Operating income

        As a result of the factors described above, operating income increased by $671.9 million, or 92.6%, to $1,397.6 million in the year ended December 31, 2007 from $725.7 million in the year ended December 31, 2006. Operating income as a percentage of consolidated revenues increased from 16.5% in the year ended December 31, 2006 to 21.0% in the year ended December 31, 2007, due primarily to an increase in gross margin as a result of more favorable market conditions for the steel and mining segments.

        The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year ended December 31, 2007		Year ended December 31, 2006
Operating income by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment	886,698	34.7%	319,048	19.0%
Steel segment	558,174	12.6%	406,466	13.2%
Power segment	12,627	2.1%	8,649	7.0%
Elimination of intersegment unrealized profit	(59,906)		(8,465)

Consolidated operating income	1,397,593		725,698

  Other income and expense, net

        Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, gain on revaluation of trading securities, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2007 and 2006, including as a percentage of revenues.

	Year ended December 31, 2007		Year ended December 31, 2006
Other income and expense, net	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Income (loss) from equity investees	8	0.0%	(9,858)	(0.2)%
Interest income	12,278	0.2%	8,314	0.2%
Interest expense	(98,976)	(1.5)%	(38,183)	(0.9)%
Gain on revaluation of trading securities	—	—	50,688	1.2%
Other income, net	19,844	0.3%	69,401	1.6%
Foreign exchange gain (loss)	54,700	0.8%	58,773	1.3%

Total	(12,146)	(0.2)%	139,135	3.2%

        Income from equity investees for the year ended December 31, 2007 included $6.1 million from our share in income of our equity investees (excluding Yakutugol) offset by our share in Yakutugol losses of $6.1 million for the period from January 1, 2007 to October 19, 2007, a net effect of $8 thousand. We started to consolidate the results of operations of Yakutugol fully from October 19, 2007 after our acquisition of control of Yakutugol. The increase in equity investee income by $9.9 million, or 100.1%, to $8 thousand in the year ended December 31, 2007 from a loss of $9.9 million in the year ended December 31, 2006, was mainly due to the improvement in Yakutugol's performance due to the more favorable situation on both Russian and international coal markets.

        Interest income increased by $4.0 million, or 47.7%, to $12.3 million in the year ended December 31, 2007 from $8.3 million in the year ended December 31, 2006. The increase was principally due to higher average cash balances held in short-term deposits with financial institutions during 2007 by our Russian subsidiaries.

        Interest expense increased by $60.8 million, or 159.2%, to $99.0 million in the year ended December 31, 2007 from $38.2 million in the year ended December 31, 2006. The increase was principally due to higher average loan balances of our companies in 2007, particularly in respect of working capital loans extended to our production and trading companies.

        In the year ended December 31, 2007 we recorded other income of $19.8 million, primarily consisting of gain due to the release of an accounting provision in respect of a $10.7 million tax liability relating to our Korshunov Mining Plant due to our successful challenge of a tax assessment relating to mineral extraction tax, income from release of prior-period tax provisions for Mechel International Holdings AG of $9.3 million, income on other sales of $10.7 million and gain on forgiveness of taxes at Southern Kuzbass Coal Company and Mechel Campia Turzii of $8.3 million, partially offset by the loss on sales of investments by Moscow Coke and Gas Plant of $13.4 million. In the year ended December 31, 2006, we recorded other income of $69.4 million, primarily consisting of gains related to the forgiveness of tax liabilities (including fines and penalties) in our Russian and Romanian subsidiaries of $69.8 million ($44.6 million in Mechel Targoviste, $9.0 million in Chelyabinsk Metallurgical Plant, $5.9 million in Beloretsk Metallurgical Plant and $5.8 million in Southern Urals Nickel Plant).

        Gain (loss) on revaluation of trading securities arose from the revaluation of investments held by Moscow Coke and Gas Plant. These were investments in shares of leading Russian banks and oil and gas companies, which are traded on various Russian exchanges. The investments were sold in the second quarter of 2007 in accordance with our plans to divest non-core activities.

        Foreign exchange gain decreased by $4.1 million, or 6.9%, to $54.7 million in the year ended December 31, 2007 from $58.8 million in the year ended December 31, 2006. This foreign exchange gain was primarily attributable to gains from the downward revaluation of U.S. dollar-denominated liabilities of our Russian subsidiaries.

  Income tax expense

        Income tax expense increased by $125.7 million, or 54.5%, to $356.3 million in the year ended December 31, 2007 from $230.6 million in the year ended December 31, 2006, while our effective tax rate in 2007 decreased to 25.7% from 26.7% in 2006. The increase in the absolute figure of income tax expenses was due to the increase in taxable income of our Russian subsidiaries in 2007.

  Minority interest

        Minority interest in income of subsidiaries increased by $84.7 million, or 268.7%, to $116.2 million in the year ended December 31, 2007 from $31.5 million in the year ended December 31, 2006. The minority interest in the income of our subsidiaries in 2007 consisted primarily of the share of minority shareholders in the net income of Southern Urals Nickel Plant of $52.4 million, our coal companies of $19.2 million, Korshunov Mining Plant of $22.2 million and Chelyabinsk Metallurgical Plant of $12.3 million, and various steel segment companies of $10.1 million.

  Income from continuing operations

        Income from continuing operations increased by $310.2 million, or 51.5%, to $912.9 million in the year ended December 31, 2007 from $602.7 million in the year ended December 31, 2006, as a result of the factors explained above.

  Income from discontinued operations

        Income from discontinued operations decreased by $0.4 million, or 71.0%, to $0.2 million in the year ended December 31, 2007 from $0.5 million in the year ended December 31, 2006. In both periods, income from discontinued operations was attributable to Mechel Zeljezara, a Mechel subsidiary which terminated production in August 2004. The winding-up of Mechel Zeljezara was completed in February 2008. Income in 2007 resulted from a write-off of Mechel Zeljezara's accounts payable as a result of its liquidation. Income in 2006 resulted from a reversal of a provision for bad debts of Mechel Zeljezara recorded in prior periods due to the settlement of such debts.

  Net income

        For the reasons set forth above, our net income increased in the year ended December 31, 2007 by $309.8 million, or 51.4%, to $913.0 million in the year ended December 31, 2007 from $603.2 million in the year ended December 31, 2006.

  Year ended December 31, 2006 compared to year ended December 31, 2005

  Revenues

        Consolidated revenues increased by $592.8 million, or 15.6%, to $4,397.8 million in the year ended December 31, 2006 from $3,805.0 million in the year ended December 31, 2005. The following table sets out revenues by segment.

	Year ended December 31,
Revenues by segment
	2006	2005
	(in thousands of U.S. dollars, except percentages)
Mining segment
To third parties	1,305,555	1,090,181
To power segment	399	398
To steel segment	376,569	336,593

Total	1,682,523	1,427,172

Steel segment
To third parties	3,042,793	2,710,211
To power segment	17,195	184
To mining segment	23,664	56,633

Total	3,083,652	2,767,028

Power segment
To third parties	49,463	4,603
To power segment	41,087	2,059
To mining segment	32,772	17,870

Total	123,322	24,532

Eliminations	491,686	413,737

Consolidated revenues	4,397,811	3,804,995

% from mining segment	29.7%	28.7%
% from steel segment	69.2%	71.2%
% from power segment	1.1%	0.1%

  Mining segment

        Our total mining segment sales in the year ended December 31, 2006 increased by $255.4 million, or 17.9%, to $1,682.5 million from $1,427.3 million in the year ended December 31, 2005.

        Coking coal concentrate sales to third parties increased by $55.3 million, or 12.0%, to $518.3 million in the year ended December 31, 2006 from $463.0 million in the year ended December 31, 2005, primarily due to volume increases, partially offset by sales price decreases in both the domestic and export markets. Coking coal concentrate supplied to the steel segment decreased by $29.6 million, or 13.6%, to $187.6 million in the year ended December 31, 2006 from $217.2 million in the year ended December 31, 2005, primarily as a result of decrease in the volume supplied to our Chelyabinsk Metallurgical Plant. Steam coal and steam coal concentrate sales to third parties increased by $37.6 million, or 13.8%, to $311.1 million in the year ended December 31, 2006 from $273.5 million in the year ended December 31, 2005, primarily due to volume increases partially offset by sales price decreases in both the domestic and export markets.

        Sales of iron ore to third parties increased insignificantly by $1.1 million, or 0.7%, to $168.2 million in the year ended December 31, 2006 from $167.1 million in the year ended December 31, 2005, and supplies to the steel segment increased by $5.8 million, or 6.5%, to $95.5 million in the year ended December 31, 2006 from $89.7 million in the year ended December 31, 2005, primarily due to volume increases.

        Nickel sales to third parties increased by $108.2 million, or 71.9%, to $258.7 million in the year ended December 31, 2006 from $150.5 million in the year ended December 31, 2005, primarily due to price increases. Nickel supplies to the steel segment increased by $57.1 million, or 258.0%, to $79.3 million in the year ended December 31, 2006 from $22.1 million in the year ended December 31, 2005, due to price increases as well as an increase of sales volumes supplied to our steel production plants, Chelyabinsk Metallurgical Plant, Izhstal and Mechel Targoviste.

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

  Steel segment

        Our steel segment revenues increased by $316.6 million, or 11.4%, to $3,083.7 million in the year ended December 31, 2006 from $2,767.0 million in the year ended December 31, 2005. The increase in steel segment revenues was primarily due to the following increases:

  •
  Rebar sales increased by $136.2 million, or 22.1%, to $753.0 million in the year ended December 31, 2006 from $616.8 million in the year ended December 31, 2005, mainly due to price increases on the domestic market linked to the expansion of construction market.

  •
  Stainless flat products sales increased by $79.3 million, or 172.8%, to $125.2 million in the year ended December 31, 2006 from $45.9 million in the year ended December 31, 2005, mainly due to sales volume increases linked to the expectation that import duties on flat products would be introduced on the Russian market (which duties were ultimately imposed in 2007).

  •
  Hardware sales increased by $84.2 million, or 22.5%, to $458.0 million in the year ended December 31, 2006 from $373.8 million in the year ended December 31, 2005, primarily as a result of price increases on the domestic market and a change in our product mix to include an increased share of high valued added products.

  •
  Stampings sales increased by $29.9 million, or 24.6%, to $151.7 million in the year ended December 31, 2006 from $121.8 million in the year ended December 31, 2005, primarily as a result of price increases on the domestic market.

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

  Power segment

        Our total power segment sales increased by $98.8 million, or 402.7%, to $123.3 million in the year ended December 31, 2006 from $24.5 million in the year ended December 31, 2005. The increase in both segment sales to third parties and intersegment sales is explained by the development of Mechel-Energo, which in 2006 started to make third-party sales of power produced by our subsidiaries' co-generation facilities and sales of power and gas purchased from third parties to our production subsidiaries.

  Cost of goods sold and gross margin

        Consolidated cost of goods sold was 65.0% of consolidated revenues in the year ended December 31, 2006, as compared to 64.9% of consolidated revenues in the year ended December 31, 2005, resulting in a decrease in the consolidated gross margin percentage in the year ended December 31, 2006 to 35.0% from 35.1% in the year ended December 31, 2005. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2006 and 2005, including as a percentage of segment revenues.

	Year ended December 31, 2006		Year ended December 31, 2005
Cost of goods sold and gross margin by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	1,008,805	60.0%	715,875	50.2%
Gross margin	673,717	40.0%	711,297	49.8%
Steel segment
Cost of goods sold	2,224,366	72.1%	2,158,499	78.0%
Gross margin	859,286	27.9%	608,529	22.0%
Power segment
Cost of goods sold	110,273	89.4%	20,242	82.5%
Gross margin	13,049	10.6%	4,290	17.5%

  Mining segment

        Mining segment cost of goods sold increased by $293.0 million, or 40.9%, to $1,008.8 million in the year ended December 31, 2006 from $715.8 million in the year ended December 31, 2005. Mining segment gross margin percentage decreased to 40.0% in the year ended December 31, 2006 from 49.8% in the year ended December 31, 2005. The decrease in the mining segment's gross margin percentage is explained by the sharp decrease of coking and steam coal sales prices on both the export and domestic markets.

  Steel segment

        Steel segment cost of goods sold increased by $65.9 million, or 3.1%, to $2,224.4 million in the year ended December 31, 2006 from $2,158.6 million in the year ended December 31, 2005. Steel segment cost of goods sold was 72.1% of the segment's revenues in the year ended December 31, 2006, as compared to 78.0% in the year ended December 31, 2005, resulting in an increase in gross margin from 22.0% to 27.6%. Such increase is attributable to favorable market prices, particularly on the Russian market, as well as a decrease in production costs at most of our plants following the implementation of cost cutting measures.

  Power segment

        Power segment cost of goods sold increased by $90.0 million, or 444.8%, to $110.3 million in the year ended December 31, 2006 from $20.2 million in the year ended December 31, 2005. The power segment cost of goods sold was 89.4% of the segment's revenues in the year ended December 31, 2006, as compared to 82.5% in the year ended December 31, 2005, resulting in a decrease in gross margin from 17.5% to 10.6%. Such decrease is wholly attributable to the change in nature of Mechel-Energo's activity and the business of this company from pure supporting transactions in 2005 to the business of an intermediary energy company performing mainly intersegment electricity sales and purchases in 2006.

  Selling, distribution and operating expenses

        Selling, distribution and operating expenses decreased by $8.2 million, or 1.0%, to $811.9 million in the year ended December 31, 2006 from $820.1 million in the year ended December 31, 2005. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 18.5% in the year ended December 31, 2006, as compared to 21.6% in the year ended December 31, 2005. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write off of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2006 and 2005, including as a percentage of segment revenues.

	Year ended December 31, 2006		Year ended December 31, 2005
Selling, distribution and operating expenses by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	216,760	12.9%	190,429	13.3%
Taxes other than income tax	37,311	2.2%	29,451	2.1%
Loss on write off of property, plant and equipment	—	—	—	—
Accretion expense	2,344	0.1%	1,625	0.1%
Provision for doubtful accounts	(29)	0.0%	1,071	0.1%
General, administrative and other operating expenses	98,284	5.8%	93,135	6.4%

Total	354,670	21.0%	315,711	22.0%

Steel segment
Selling and distribution expenses	199,871	6.5%	259,759	9.4%
Taxes other than income tax	44,536	1.4%	61,162	2.2%
Loss on write off of property, plant and equipment	2,418	0.1%	12,667	0.5%
Accretion expense	5,089	0.2%	1,622	0.1%
Provision for doubtful accounts	2,767	0.1%	2,338	0.1%
General, administrative and other operating expenses	198,139	6.4%	164,701	6.1%

Total	452,820	14.7%	502,249	18.4%

Power segment
Selling and distribution expenses	2,270	1.8%	49	0.2%
Taxes other than income tax	292	0.2%	72	0.3%
Loss on write off of property, plant and equipment	—	—	—	—
Accretion expense	—	—	—	—
Provision for doubtful accounts	(16)	0.0%	159	0.6%
General, administrative and other operating expenses	1,853	1.5%	1,893	7.7%

Total	4,399	3.5%	2,173	8.8%

  Mining segment

        Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $26.4 million in line with sales volume increases in 2006. As a percentage of mining segment revenues, they decreased from 13.3% to 12.9% due to the decrease in our share of mining segment export sales from 55.7% to 48.6%.

        Taxes other than income tax increased by $7.9 million, or 26.8%, to $37.3 million in the year ended December 31, 2006 from $29.4 million in the year ended December 31, 2005. The increase is mainly explained by the accrual of tax claims, including fines and penalties for mineral extraction and other taxes at Korshunov Mining Plant for the years 2002-2005 in the amount of $27.3 million (including $20.5 million of operating expense), which was partially offset by a gain from the release of an accounting provision for social taxes accrued in previous periods in the amount of $11.0 million for Korshunov Mining Plant following resolution of a claim by the tax authorities in our favor.

        Provision for doubtful accounts decreased by $1.1 million, or 102.0%, to income of $29 thousand in the year ended December 31, 2006 from $1.1 million in the year ended December 31, 2005, due to an improvement in our collection of trade receivables.

        General, administrative and other expenses increased by $5.1 million, or 5.5%, to $98.3 million in the year ended December 31, 2006 from $93.1 million in the year ended December 31, 2005, representing a decrease as a percentage of segment revenues from 6.4% to 5.8%. Salaries and related social taxes increased by $10.2 million, or 24.6%, to $51.7 million in the year ended December 31, 2006 from $41.5 million in the year ended December 31, 2005, mainly due to indexation of salary rates to inflation at our production companies, increases in management bonuses, and increases in legal and consulting fees and insurance services. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $6.1 million, or 93.6%, to $12.7 million in the year ended December 31, 2006 from $6.5 million in the year ended December 31, 2005, and depreciation increased by $0.6 million, or 23.7%, to $3.2 million in the year ended December 31, 2006 from $2.6 million in the year ended December 31, 2005, due to the overall expansion of segment activities in 2006. Finally, additional expenses, including penalties for delays in the delivery of finished goods, security expenses, expenses related to disposal of property, plant and equipment, social expenses, release of provisions for advances paid and other accounts receivable and other expenses, decreased by $14.5 million, or 41.0%, to $20.9 million in the year ended December 31, 2006 from $35.4 million in the year ended December 31, 2005, due to tighter control over administrative expenses resulting in a decrease in fines and penalties and security expenses.

  Steel segment

        Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased as a percentage of steel segment revenues to 6.5% in the year ended December 31, 2006 from 9.4% in the year ended December 31, 2005, primarily as a result of the decrease in the share of export sales from 44.7% to 32.3%.

        Taxes other than income tax include property and land taxes, and other taxes, and decreased by $16.6 million, or 27.2%, to $44.5 million in the year ended December 31, 2006 from $61.2 million in the year ended December 31, 2005. As a percentage of segment revenues, these taxes decreased from 2.2% to 1.4%. Property and land taxes increased by $6.3 million, or 21.6%, to $35.5 million in the year ended December 31, 2006 from $29.2 million in the year ended December 31, 2005, due to an increase in the property tax base (as a result of putting into operation new fixed assets). At the same time, in the year ended December 31, 2006, our non-deductible VAT expenses decreased by $21.0 million (including $10.0 million claimed as a result of a tax audit of prior periods at certain of our subsidiaries).

        In December 2005, we decided to restructure the production process for each of Mechel Targoviste and Mechel Campia Turzii in order to increase their efficiency and profitability. As a result of this restructuring, certain production workshops of Mechel Targoviste and Mechel Campia Turzii were discontinued in early 2006, with some property, plant and equipment abandoned rather than disposed of by sale. As of December 31, 2005, the carrying value of the property, plant and equipment at these workshops was $12.7 million and was written off in full. In the year ended December 31, 2006 similar expenses of $2.4 million related to Port Kambarka were written off.

        Provision for doubtful accounts increased by $0.4 million, or 18.3%,to $2.8 million in the year ended December 31, 2006 from $2.3 million in the year ended December 31, 2005, due to changes in our estimate of bad debts as of the respective period ends based on the ageing of the balances.

        General, administrative and other expenses, which consisted of payroll and related social taxes, depreciation, rent and maintenance, legal and consulting expenses, office expenses and other expenses, increased by $33.4 million, or 20.3%, to $198.1 million in the year ended December 31, 2006, from $164.7 million in the year ended December 31, 2005, and decreased as a percentage of segment revenues to 6.0% in the year ended December 31, 2006 from 6.1% in the year ended December 31, 2005. Payroll and related social taxes increased by $14.6 million, or 21.7%, to $82.0 million in the year ended December 31, 2006 from $67.3 million in the year ended December 31, 2005, mainly due to indexation of salary rates to inflation at our production companies and also due to increases in management bonuses. Social expenses (including pension) decreased by $4.1 million, or 17.3%, to $19.5 million in the year ended December 31, 2006 from $23.6 million in the year ended December 31, 2005, due to disposal of non-core social divisions of our production entities in 2006, partially offset by increases in charity expenses and donations. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $6.1 million, or 36.2%, to $23.0 million in the year ended December 31, 2006 from $16.9 million in the year ended December 31, 2005, primarily due to overall expansion of segment activities. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services decreased by $1.0 million, or 6.7%, to $15.9 million in the year ended December 31, 2006 from $14.9 million in the year ended December 31, 2005, primarily due to a decrease in the volume of external consultants' work in 2006. Finally, additional expenses, including directors and officers insurance, penalties for delays in deliveries of finished goods, security expenses and other expenses increased by $22.1 million, or 38.3%, to $79.8 million in the year ended December 31, 2006 from $57.7 million in the year ended December 31, 2005, due to refinement of future asset removal and site restorations costs at our Chelyabinsk Metallurgical Plant.

  Power segment

        In both periods under consideration power segment sales and distribution expenses and other operating expenses were not significant and mostly related to personnel and office expenses of Mechel-Energo.

  Operating income

        Operating income increased by $210.0 million, or 40.7%, to $725.7 million in the year ended December 31, 2006 from $515.7 million in the year ended December 31, 2005. Operating income as a percentage of consolidated revenues increased to 16.5% in the year ended December 31, 2006 from 13.6% in the year ended December 31, 2005, due to an increase in the gross margin relating to the favorable market conditions in the steel segment, implementation of cost cutting measures, decreased selling and distribution expenses (due to a change in our sales strategy, namely significant increase of share of domestic sales in both of our segments), decreased taxes other than on income and decreased losses from write-offs of property, plant and equipment.

        The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year ended December 31, 2006		Year ended December 31, 2005
Operating income by segment	Amount	% of segment revenues	Amount	% of segment revenues
	(in thousands of U.S. dollars, except for percentages)
Mining segment	319,048	19.0%	395,584	27.7%
Steel segment	406,466	13.2%	106,281	3.8%
Power segment	8,649	7.0%	2,118	8.6%
Elimination of intersegment unrealized profit	(8,465)		11,745

Consolidated operating income	725,698		515,728

  Mining segment

        Mining segment operating income decreased by $76.5 million, or 19.3%, to $319.0 million in the year ended December 31, 2006 from $395.6 million in the year ended December 31, 2005. Operating margin percentage decreased to 19.0% in the year ended December 31, 2006 from 27.7% in the year ended December 31, 2005 due to a decrease in the segment gross profit margin and increases in general, administrative and other expenses.

  Steel segment

        Steel segment operating income increased by $300.2 million, or 282.4%, to $406.5 million in the year ended December 31, 2006 from $106.3 million in the year ended December 31, 2005. Operating margin percentage increased to 13.2% in the year ended December 31, 2006 from 3.8% in the year ended December 31, 2005 due to an increase in gross margin percentage, as well as a decrease in selling and distribution expenses, taxes other than on income and losses from write-off of property, plant and equipment.

  Energy segment

        Power segment operating income increased by $6.5 million, or 308.4%, to $8.6 million in the year ended December 31, 2006 from $2.1 million in the year ended December 31, 2005. Operating margin percentage decreased to 7.0% from 8.6% due to a decrease in gross margin percentage.

  Other income and expense, net

        Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, gain on revaluation of trading securities, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2006 and 2005, including as a percentage of revenues.

	Year ended December 31, 2006		Year ended December 31, 2005
Other income and expense, net	Amount	% of revenues	Amount	% of revenues
	(in thousands of U.S. dollars, except for percentages)
Income (loss) from equity investees	(9,858)	(0.2)%	12,426	0.3%
Interest income	8,314	0.2%	10,049	0.3%
Interest expense	(38,183)	(0.9)%	(40,829)	(1.1)%
Gain on revaluation of trading securities	50,688	1.2%	—	—
Other income, net	69,401	1.6%	65,920	1.7%
Foreign exchange gain (loss)	58,773	1.3%	(37,435)	(1.0)%

Total	139,135	3.2%	10,131	0.2%

        Most of the loss/income from equity investees in the years ended December 31, 2006 and December 31, 2005 related to our participation interest in Yakutugol, in which we acquired a 25% + 1 share in 2005. In 2007 we acquired the remaining 75% minus 1 share in Yakutugol. The loss in the year ended December 31, 2006 is due to a decrease of average sales prices and an increase in Yakutugol's production costs.

        Interest income decreased by $1.7 million, or 17.0%, to $8.3 million in the year ended December 31, 2006 from $10.0 million in the year ended December 31, 2005. The decrease was due to lower average cash balances held in short-term deposits with financial institutions during 2006. Interest expense decreased by $2.6 million, or 6.5%, to $38.2 million in the year ended December 31, 2006 from $40.8 million in the year ended December 31, 2005. The decrease was due to lower average loan balances of our companies in 2006.

        In the year ended December 31, 2006, we recorded other income of $69.4 million, primarily consisting of gains related to the forgiveness of restructured tax liabilities (including fines and penalties) in our Russian and Romanian subsidiaries of $69.8 million ($44.6 million in Mechel Targoviste, $9.0 million in Chelyabinsk Metallurgical Plant, $5.8 million in Southern Urals Nickel Plant). In 2005, we recorded gains on forgiveness of restructured tax liabilities of $38.4 million and gains on accounts payable of $23.3 million.

        Foreign exchange gain decreased by $96.2 million, or 257.0%, to $58.8 million in the year ended December 31, 2006 from a loss of $37.4 million in the year ended December 31, 2005. This foreign exchange gain is primarily attributable to gains from revaluation of our cash balances in euro accounts.

  Income tax expense

        Income tax expense increased by $94.0 million, or 69.0%, to $230.6 million in the year ended December 31, 2006 from $136.6 million in the year ended December 31, 2005, while our effective tax rate increased to 26.7% from 26.0%. The increase in the absolute figure of income tax expenses is due to the increase in the taxable income of our Russian subsidiaries in 2006.

  Minority interest

        Minority interest in income of subsidiaries increased by $24.6 million, or 358.0%, to $31.5 million in the year ended December 31, 2006 from $6.9 million in the year ended December 31, 2005. The minority interest in the income of our subsidiaries in 2006 consisted primarily of the share of minority shareholders in the net income of Southern Urals Nickel Plant of $12.2 million, our coal companies of $8.2 million, Korshunov Mining Plant of $4.7 million and Chelyabinsk Metallurgical Plant of $2.9 million.

  Income from continuing operations

        Income from continuing operations increased by $220.4 million, or 58.0%, to $602.7 million in the year ended December 31, 2006 from $382.3 million in the year ended December 31, 2005, as a result of the factors explained above.

  Loss from discontinued operations

        Income from discontinued operations increased by $1.7 million, or 147.0%, to $0.5 million in the year ended December 31, 2006 from a loss of $1.2 million in the year ended December 31, 2005. In both periods, the income related to Mechel Zeljezara. The income in 2006 resulted from a reversal of a provision for bad debts of Mechel Zeljezara recorded in prior periods due to the settlement of such debts. Mechel Zeljezara performed its activities until August 2004 when we decided to terminate production; in 2006 no significant activities were performed by this company.

  Net income

        For the reasons set forth above, our net income increased by $222.0 million, or 58.3%, to $603.2 million in the year ended December 31, 2006 from $381.2 million in the year ended December 31, 2005.

Liquidity and Capital Resources

  Capital requirements

        Our principal ongoing financing requirements are to finance our mining operations and production of steel and steel products, and to a lesser extent, our power segment and logistics assets, and to fund the following major activities:

  •
  Future growth through acquisitions;

  •
  Capital expenditures, including the purchase of equipment and the modernization of our facilities;

  •
  Retirement of our short-term and portions of our long-term debt;

  •
  Changes in working capital; and

  •
  General corporate purposes.

        We anticipate that acquisitions, capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years.

        We continue to consider acquisitions as one of our major growth strategies. Historically, funding of this strategy came from cash flows from existing operations, external financing sources and our shareholders in the form of contributions to our charter capital. We intend to finance acquisitions in the future through a mix of cash flow generated by our business, as well as external debt and offerings of securities in the international capital markets, such as equity and equity-related securities.

        Our business is heavily dependent on plant and machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We expect our capital expenditures to increase significantly in the next few years. See "Item 4. Information on the Company—Capital Improvements Program" for

the objectives of our capital expenditure program and its details. Over the next five years, i.e., through 2012, we expect our overall capital expenditures to total approximately $5.2 billion, approximately 48.1% of which will be in 2008-2009 and approximately 51.9% in 2010-2012. Our failure to undertake planned expenditures on production facilities could adversely affect our ability to maintain and/or enhance our competitive position and develop higher margin products.

        Our total outstanding debt as of December 31, 2007 and December 31, 2006 was $3,457.0 million and $489.1 million, respectively. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

        In 2007, we paid dividends for 2006 in an amount equal to $317.9 million, which was approximately 53% of our annual net income in 2006, as determined under U.S. GAAP and in accordance with our dividend policy established in March 2006. See "Item 8. Financial Information—Dividend Distribution Policy."

  Capital resources

        We plan to finance our capital requirements through a mix of cash flows generated by our business, as well as external debt and offerings of securities in the international capital markets, such as equity and equity-related securities. Historically, our major sources of cash have been cash provided by operations and short-term debt. However, since 2006, we began financing our investment expenditures with long-term debt including ruble bonds and long-term bank loans. For financing of our investment program we have also relied on export credit agency financing. We are planning to increase the share of long-term debt in total debt in the future. We do not use off-balance sheet financing arrangements.

        Net cash provided by operating activities was $905.0 million, $554.9 million and $620.9 million in the years ended December 31, 2007, 2006 and 2005, respectively. The operating cash flows are generated at our production and trading subsidiaries and are derived from payments received from sales of our mining, steel, and energy products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

        We define net working capital as changes in trading securities, accounts receivable, inventories, trade payables, advances received, accrued taxes and other liabilities, settlements with related parties, current assets and liabilities of discontinued operations, deferred revenue and cost of inventory in transit, prepayments to non-state pension funds, unrecognized income tax benefits and other current assets. Our net working capital requirements increased by $186.9 million, or 114.5%, to $350.0 million in the year ended December 31, 2007 from $163.2 million in the year ended December 31, 2006, reflecting:

  •
  an increase in accounts receivable of $118.1 million due to an overall increase in sales revenues and expansion of our business across our segments;

  •
  an increase in inventories of $254.3 million due to growth in planned production and increasing prices of metals, coal and nickel, which constitute finished goods and are reported in part as inventory;

  •
  a decrease in trade payables of $19.9 million due to steps taken by management to improve cost efficiency, in particular an increase in intersegment sales volumes aimed at making fuller use of vertical integration;

  •
  a decrease in advances received of $56.7 million due to the increase of share of sales on credit terms basis in accordance with our strategy to sell to direct customers avoiding traders and various intermediaries;

  •
  a decrease in taxes and other liabilities of $67.2 million due to positive changes in tax liabilities, primarily resulting from a release of tax liability related to the reporting period ended

    December 31, 2004, in Mechel International Holdings AG, a refund of mineral extraction taxes overpaid by Korshunov Mining Plant for the years from 2003 to 2007 and payments of corporate income tax by our companies, primarily Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant and Moscow Coke and Gas Plant; and

  •
  a decrease in securities of $257.2 million following a sale of investments in leading Russian banks and gas and oil companies carried out by Moscow Coke and Gas Plant in accordance with our plans to divest non-core activities.

        Our net working capital requirement was $163.2 million in 2006, reflecting primarily:

  •
  an increase in inventories of $159.1 million due to an increase in raw materials balances in our steel segment companies due to an increase in production volumes and an increase in construction materials balances at Southern Kuzbass Coal Company related to the beginning of construction works at the New-Olzherassk mine;

  •
  a decrease in trade payables of $47.9 million due to steps taken by management to improve cost efficiency, in particular an increase in intersegment sales volumes aimed at making fuller use of vertical integration;

  •
  an increase of advances received by $43.5 million due to an increase in the value of sales contracts entered into on a prepayment basis; and

  •
  an increase of accrued taxes and other liabilities by $24.7 million due to accrual of management bonuses of $19.0 million.

        Our net working capital surplus in 2005 was $69.3 million, reflecting primarily:

  •
  a decrease in accounts receivable of $23.6 million due to the increase of share of sales on prepayment basis;

  •
  a decrease in inventories of $14.6 million due to a decrease in iron ore prices resulting in the decrease of raw materials balances in our steel segment companies and a decrease in production volume in our steel segment companies due to weakness in the steel market in 2005;

  •
  a increase in trade payables of $60.1 million due to an increase in payables for property, plant and equipment in our steel and mining companies in the course of implementing modernization programs;

  •
  a decrease in advances received of $46.3 million due to recognition of advances received from Glencore International as deferred revenue until the price becomes fixed and determinable, which typically occurs when the price is settled with the end customer; and

  •
  a decrease in net receivables from related parties of $12.7 million due to repayment of loans extended by our companies to various related parties in 2005.

        Net cash used in investing activities was $3,410.5 million in 2007, $552.5 million in 2006 and $994.7 million in the year ended December 31, 2005. Substantially all of the cash used for investing activities in 2007, 2006 and 2005 related to the acquisition of businesses, mineral licenses and property, plant and equipment. Expenditures for the acquisition of businesses, equity method investments and minority interests in our subsidiaries amounted to $2,565.1 million, $162.6 million and $488.6 million in the years ended December 31, 2007, 2006 and 2005, respectively. Capital expenditures relating to purchases of property, plant and equipment and purchases of mineral licenses have steadily increased and amounted to $833.5 million, $397.8 million and $520.6 million in the years ended December 31, 2007, 2006 and 2005, respectively.

        Net cash inflow from financing activities was $2,549.9 million in the year ended December 31, 2007. We received short-term debt proceeds of $4,047.4 million and repaid short-term debt of $3,156.4 million in the year ended December 31, 2007. In December 2007, we obtained long-term debt financing in the form of a U.S. dollar-denominated syndicated loan in the total principal amount of $2.0 billion for the purpose of refinancing our short term loans incurred to finance the acquisition of Yakutugol and Elgaugol. In 2007, we also paid dividends in the amount of $317.9 million.

        Net cash inflow from financing activities was $162.8 million in the year ended December 31, 2006. We received short-term debt proceeds of $883.3 million and repaid short-term debt of $1,116.8 million in the year ended December 31, 2006. In 2006, we issued a seven year ruble-denominated bond, the proceeds of which amounted to $189.9 million, and received additional long-term financing amounting to $415.3 million. These funds were used to finance modernization of our metallurgical and mining assets and new acquisitions. During 2006, our short term debt decreased by $233.5 million and we paid dividends in the amount of $189.6 million.

        Net cash inflow from financing activities was $308.9 million in the year ended December 31, 2005. We received short-term debt proceeds of $1,578.0 million and repaid short-term debt of $1,686.6 million in the year ended December 31, 2005. In 2005, financing activities used cash due to a higher level of repayments of short term debt as compared to the prior year, payment of dividends in the total amount of $194.2 million, and a lower level of proceeds from long term debt as compared to the prior year.

  Liquidity

        Short-term debt increased by $968.6 million, or 581.6%, to $1,135.1 million as of December 31, 2007 from $166.5 million as of December 31, 2006. This increase is attributable to a $375.0 million loan from BNP Paribas to finance acquisition of the power assets, a working capital loan for $267.0 million from Gazprombank, the $60.0 million short-term portion of the $2,000.0 million syndicated loan for refinancing of the Yakutugol acquisition, a $79.0 million, euro-denominated working capital overdraft from BNP Paribas and a $32.9 million, euro-denominated working capital facility from Commerzbank, as well as various short-term working capital loans drawn by certain subsidiaries.

        Long-term debt increased by $1,999.3 million to $2,321.9 million as of December 31, 2007 from $322.6 million as of December 31, 2006. This increase is attributable to the $1.94 billion long-term tranche of the $2.0 billion syndicated credit facilities for refinancing of the Yakutugol acquisition. The percentage of our outstanding debt with maturities in the two- to four year range increased to 54.5% as of December 31, 2007 from 27.3% as of December 31, 2006. We intend to repay our long-term indebtedness from cash flows from operations, as well as equity and debt financings.

        Our syndicated credit facilities contain numerous restrictive covenants. See "Description of Certain Indebtedness" below. We have obtained certain waivers from the facility agent for potential violations of such covenants in connection with acquisitions and investments, corporate restructuring involving the transfer of assets within the group and provision of guarantees by our subsidiaries. We cannot guarantee that we will be able to obtain such waivers in the future.

        We had cash and cash equivalents of $236.8 million at December 31, 2007 and $172.6 million at December 31, 2006. Our cash and cash equivalents were mostly held in rubles (74.4% and 66.1% as of December 31, 2007 and 2006, respectively) and the remainder were in U.S. dollars, euro and certain other currencies of the CIS and Eastern Europe.

        As of December 31, 2007 and 2006, we had unused credit lines of approximately $211.4 million and $198.4 million, respectively, out of total available credit lines of $3,668.4 million and $687.5 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 6.18% and 7.61% at December 31, 2007 and 2006, respectively. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

        The following table summarizes our liquidity as of December 31, 2007 and 2006.

Estimated Liquidity	December 31, 2007	December 31, 2006
	(in millions of U.S. dollars)
Cash and cash equivalents	236.8	172.6
Amounts available under credit facilities	211.4	198.4

Total estimated liquidity	448.2	371.0

        Our working capital decreased by $634.0 million, or 72.1%, to $245.6 million as of December 31, 2007 from $879.7 million as of December 31, 2006. The decrease in working capital was primarily due to an increase in current liabilities of $1,227.4 million attributable to short-term debt used to finance our acquisitions. We expect to repay these debts from operating cash flow during 2008 or, alternatively, we may refinance this debt with credit facilities from Russian and international banks.

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

Description of Certain Indebtedness

  Oriel Facility Agreement

  General

        On March 20, 2008, we entered into a term loan facility agreement with ABN AMRO Bank N.V. and Merrill Lynch International as mandated lead arrangers, ABN AMRO Bank N.V. and Merrill Lynch International Bank Limited as original lenders and The Royal Bank of Scotland plc as agent. The loan facility was extended to finance the consideration and costs associated with the purchase of the shares of Oriel. The loan facility was made available to us in an aggregate amount equivalent to $1.5 billion and must be repaid in full within 364 days after the date of the loan facility. We fully utilized the loan facility on June 23, 2008.

  Interest rate and interest period

        Funds drawn down under the loan facility bear interest at a specified margin over LIBOR plus a percentage rate per year calculated by the facility agent that is designed to compensate the lender for certain compliance costs. Accrued interest is payable on the last day of each one, three or six month interest period, or such other period as we determine in our sole discretion.

  Repayment and prepayments

        The loan facility agreement requires us to use the net proceeds of any debt or equity fundraising, including any equity financing received by our mining and ferroalloy subsidiary holding companies, to prepay amounts outstanding. This mandatory prepayment clause does not apply to the net proceeds of: (1) any commercial paper issued under a program existing on the date of the agreement and notified in writing to each of the mandated lead arrangers and each of the lenders prior to the date of the agreement; (2) the renewal of any existing bilateral facility with the same lender, on substantially the same terms and for the same or a smaller amount; (3) any export credit agency-covered financing, with at least 85% export-credit agency coverage; or (4) an increase of existing bilateral financing(s) in an aggregate amount of up to $100.0 million.

  Guarantee

        Our obligations under the loan facility agreement are guaranteed by certain of our subsidiaries, and the facility agreement contains provisions for the accession of additional guarantors, including Oriel. The facility is unsecured but we granted, subject to certain exemptions, a negative pledge on our properties and assets for the benefit of the lenders under the loan facility.

  Covenants and other matters

        The loan facility agreement requires us to comply with certain financial covenants, and to ensure that our ratio of net borrowings to net tangible worth, net borrowings to EBITDA and interest expense to EBITDA do not fall below or exceed, as the case may be, certain thresholds. The facility agreement also contains a negative pledge which prohibits, subject to certain exceptions, us or any of our subsidiaries from creating or allowing to exist any mortgage, pledge, lien, charge, assignment, hypothecation or any other arrangement having a similar effect.

        The loan facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

        The facility agreement is governed by English law.

  Facility Agreement for Zoneline Limited

  General

        On August 20, 2007, our Zoneline Limited subsidiary entered into a credit facility agreement with BNP Paribas (Suisse) SA as lead arranger, agent and lender. The credit facility was extended to finance the consideration and costs associated with the purchase of the shares of Southern Kuzbass Power Sales Company and Southern Kuzbass Power Plant OAO, to finance the transaction costs of the credit facility and for our general corporate purposes. The credit facility was made available to us in an aggregate amount of $500.0 million, with each tranche subject to a minimum amount of $50.0 million. The aggregate amount of $500.0 million was reduced by amendment to $375.0 million on October 4, 2007. We fully utilized the credit facility on October 5, 2007.

  Interest rate and interest period

        Funds drawn down under the credit facility accrue interest at a specified margin over LIBOR plus a percentage rate per year calculated by the facility agent that is designed to compensate the lender for certain compliance costs. Accrued interest is payable on the last day of each term, which is one month or any other interest period agreed between the lender and us.

  Repayment and prepayments

        Funds drawn down under the credit facility must be repaid in full on the last day of the 12 month period following the first utilization date. The loan may be extended for an additional 12 months if the lender agrees. A loan may be prepaid by us at any time without premium or penalty following ten days' prior written notice to the facility agent, provided that the loan is prepaid in integral multiples of $5.0 million and in a minimum amount of $50.0 million. Zoneline Limited is required to prepay the credit facility if we cease to own, directly or indirectly, at least 98.9% of the share capital of Zoneline Limited or if Igor V. Zyuzin ceases to own at least 50% plus one share of our charter capital.

  Guarantee

        We guaranteed Zoneline Limited's obligations under the credit facility. The credit facility also contains a negative pledge which prohibits, subject to certain exceptions, us or any of our subsidiaries from creating or allowing to exist any mortgage, pledge, lien, charge assignment, hypothecation or any other arrangement having a similar effect.

  Covenants and other matters

        The credit facility agreement requires us to comply with certain financial covenants, including a minimum aggregate shareholder equity of not less than RUR 5.0 billion during the financing period, and to ensure that our ratio of net borrowings to tangible net worth, net borrowings to EBITDA and interest expense to EBITDA do not fall below or exceed, as the case may be, certain thresholds. We are obligated to notify BNP Paribas (Suisse) SA at least 15 days prior to our acquisition of a business or assets with a value exceeding $250.0 million. This threshold is reduced to $150.0 million if Zoneline Limited seeks to acquire a business or asset. The credit facility was amended on December 5, 2007 to qualify the restrictions on negative pledges and financial indebtedness.

        The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

        The credit facility agreement is governed by English law.

  Credit Facility Agreements for Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Southern Urals Nickel Plant

  General

        On December 10, 2007, our subsidiaries Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Southern Urals Nickel Plant each entered into a separate credit facility agreement with ABN Amro Bank N.V., BNP Paribas SA, Calyon, Sumitomo Mitsui Banking Corporation Europe Limited, NATIXIS, Société Générale SA, Banque Société Générale Vostok ZAO and Commerzbank AG as lenders. The three credit facility agreements were identical in all material respects except for the respective loan amounts thereunder. The loan facility was made available to Chelyabinsk Metallurgical Plant in the amount of $1.34 billion, to Southern Kuzbass Coal Company in the amount of $500.0 million and to Southern Urals Nickel Plant in the amount of $160.0 million.

        The facility agreements were extended to refinance our existing facilities with VTB Bank, which were used to finance our acquisition of Yakutugol and Elgaugol and for general corporate purposes. We fully utilized the facility on December 12, 2007.

        The credit facility extended to Chelyabinsk Metallurgical Plant was divided into a "Facility A" in the amount of $1,139.0 million and a "Facility B" in the amount of $201.0 million. The credit facility extended to Southern Kuzbass Coal Company was divided into a "Facility A" in the amount of $425.0 million and a "Facility B" in the amount of $75.0 million. The credit facility extended to

Southern Urals Nickel Plant was divided into a "Facility A" in the amount of $136.0 million and a "Facility B" in the amount of $24.0 million.

  Interest rate and interest period

        Interest is payable at LIBOR plus, for Facility A, a margin of 1.5% per year and, for Facility B, 2.25% per year. The lenders are also compensated at a percentage rate per year calculated by the facility agent for certain compliance costs. Accrued interest is payable on the last day of each three month interest period.

  Repayment and prepayments

        Each of the Facility A amounts are payable in 16 equal installments at three month intervals, commencing 15 months after the utilization date. Each of the Facility B amounts are payable in 10 equal installments at three month intervals, commencing nine months after the utilization date.

        The loan facility may be prepaid by the borrowers at any time without premium or penalty following five business days' prior written notice to the facility agent provided that the prepayment reduces the amount of the outstanding loans by a minimum amount of $100.0 million or any multiple thereof.

  Guarantee

        We and certain of our subsidiaries—Mechel-Finance OOO, Mechel Trading House, Yakutugol and Mechel Trading AG—guaranteed each of the borrowers' obligations under the respective facility. The facility agreement also contains a negative pledge which prohibits, subject to certain exceptions, us or any of our subsidiaries from creating or allowing to exist any mortgage, pledge, lien, charge assignment, hypothecation or any other arrangement having a similar effect on our assets.

  Covenants and other matters

        If we sell or transfer the following property the proceeds of such sale or transfer must be applied in mandatory prepayment of each of the Facility A and Facility B loan amounts: (1) certain real estate, including the rail branch line and road from the Zeisk railroad station of the Baikal-Amur Mainline to the Elga coal deposit; (2) our shares in Mechel-Invest, Yakutugol or Elgaugol; (3) any asset related to Yakutugol or Elgaugol; or (4) any assets worth more than $200.0 million. Prepayment is not mandatory in the event of intra-group sales or transfers.

        The facility agreement requires us to comply with certain financial covenants. The aggregate financial indebtedness of Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Southern Urals Nickel Plant may not exceed $3.2 billion, and our ratio of net borrowings to net tangible worth, net borrowings to EBITDA and interest expense to EBITDA may not fall below or exceed, as the case may be, certain thresholds.

        Each credit facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

        Each of the credit facility agreements is governed by English law.

Contractual Obligations and Commercial Commitments

        The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2007.

		Payments due by period
Contractual Obligations and Commercial Commitments	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Short-Term Borrowings(1)	1,135,104	1,135,104	—	—	—
Long-Term Debt Obligations(1)	2,321,922	—	1,256,942	1,064,782	—
Operating Lease Obligations(2)	224,641	8,248	13,909	16,372	186,112
Purchase Obligations(3)	32,683	32,683	—	—	—
Restructured Taxes Payable(4)	274	274	—	—	—
Asset Retirement Obligations(5)	71,294	5,366	—	—	65,928
Pension and Post Retirement Benefits(6)	330,366	63,706	—	—	300,523
Short-term Finance Lease Obligations(7)	11,708	11,708	—	—	—
Long-term Finance Lease Obligations(7)	73,377	—	28,359	34,116	10,902
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(8)	2,555,667	790,714	657,036	1,107,918	—

(1)
Does not include interest. In 2007, our interest expense was $99.6 million and we paid out $74.6 million for interest, net of amounts capitalized.

(2)
See note 23 to our consolidated financial statements in "Item 18. Financial Statements."

(3)
Accounts payable for capital expenditures.

(4)
Consists of Russian and Romanian restructured prior period taxes and social charges and related fines and penalties. This does not include $123.7 million in current period taxes and social contributions due as of December 31, 2007. See note 16 to our consolidated financial statements. This also does not include income taxes. In 2007, our income tax expense amounted to $356.3 million and we paid out $471.0 million in income taxes.

(5)
See note 17 to our consolidated financial statements in "Item 18. Financial Statements."

(6)
See note 18 to our consolidated financial statements in "Item 18. Financial Statements."

(7)
See note 19 to our consolidated financial statements in "Item 18. Financial Statements."

(8)
See note 26 to our consolidated financial statements in "Item 18. Financial Statements."

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

        We have also guaranteed the fulfillment of obligations to third parties under various debt agreements. The maximum potential amount of future payment under these guarantees as of December 31, 2007 amounted to $2,940.0 million, out of which $2,938.7 million related to guarantees given by us for our subsidiaries.

        Commitments for capital expenditures were $1,678.6 million as of December 31, 2007. The amount primarily relates to the construction of a rail branch line to the Elga coal deposit, which we are undertaking pursuant to the terms of our subsoil license for the Elga coal deposit. The total amount of commitments for capital expenditures under this contract was estimated to be $1,361.8 million, including VAT, and is subject to adjustment. Capital commitments under this contract are expected to be fulfilled during the period from March 2008 through December 2011, including the completion of the construction of a rail branch line in 2010. The estimate of $1,361.8 million was derived from the amount of contractual obligations incurred pursuant to Yakutugol's agreement for construction of the rail branch to the Elga coal deposit; this estimate is subject to change and does not include other capital expenditures that will be necessary to commence production in the Elga license area. For more information regarding capital expenditures related to development of the Elga license area see "Item 4. Information on the Company—Mining Business—Mineral reserves—Coal."

Inflation

        Inflation in the Russian Federation was 10.9% in 2005, 9.0% in 2006, and 11.9% in 2007. Inflation has generally not had a material impact on our results of operations during the period under review, primarily because we have been able to increase selling prices in line with increases in ruble-denominated costs due to robust demand for our products. However, inflation is accelerating and we cannot guarantee that inflation will not materially adversely impact our results of operations in the future. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Inflation could increase our costs and decrease operating margins."

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

        As of December 31, 2007, 2006 and 2005, we reported goodwill of $914.5 million, $45.9 million and $39.6 million, respectively. We recognized no goodwill impairments during the years ended December 31, 2007, 2006 and 2005.

  Mineral licenses

        The mineral licenses are recorded at their fair values at the date of acquisition, based on the appraised fair value. Fair value of the mineral licenses acquired prior to August 22, 2004 (the date of change in the Russian Subsoil Law that makes license extensions through the end of the estimated proven and probable reserve period reasonably assured), is based on independent mining engineer appraisals for proven and probable reserves during the license term. Such mineral licenses are amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period.

        Fair value of the mineral licenses acquired after August 22, 2004 is based on independent mining engineer appraisals of the estimated proven and probable reserve through the end of the depletion period. Such mineral licenses are amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period.

        Management evaluates its estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2007, 2006 and 2005, the carrying amount of our mineral licenses amounted to $2,131.5 million, $269.8 million and $242.0 million, respectively.

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

        Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax ("UST"), which is calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below RUR 280,000 to 2% (applied to the part of the annual gross salary above RUR 600,000) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2007, 2006 and 2005 were $71.3 million, $53.3 million and $47.9 million, respectively.

        In addition, we have a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. We account for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan. Our obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds. Our adoption in 2006 of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and other Post-Retirement Plans, an amendment of FASB statements Nos. 87, 88, 106 and 132(R)," resulted in an increase in recognized pension benefit obligations by $9.3 million with a corresponding decrease in accumulated other comprehensive income.

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

        The following useful lives are used as a basis for recording depreciation:

Category of asset	Useful economic lives estimates, years
Buildings	20–45
Land improvements	20–50
Operating machinery and equipment	7–30
Transportation equipment and vehicles	4–15
Tools, furniture, fixtures and other	4–8

        The remaining useful economic lives of our property, plant and equipment are being revised on an annual basis.

  Mining assets and processing plant and equipment

        Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. No exploration costs were capitalized during the years presented.

        Development costs are capitalized beginning after proven and probable reserves are established. At our surface mines, these costs include costs to further delineate the mineral deposits and initially expose the mineral deposits. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

        Expenditures for betterments are capitalized, while costs related to maintenance (turnarounds) are expensed as incurred. In addition, cost incurred to maintain current production capacity at a mine and exploration expenditures are charged to expenses as incurred.

        When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (refer to note 3(j) of our consolidated financial statements in "Item 18. Financial Statements"), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date.

        A decision to abandon, reduce or expand activity on a specific mine is based upon many factors, including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral licenses, and the likelihood that we will continue exploration on the mine. Based on the results at the conclusion of each phase of an exploration program, properties that are not economically feasible for production are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the companies owning such mineral rights.

  Impairment of long-lived assets

        We follow the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, with respect to impairment of goodwill. We review the carrying value of our long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations), and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by SFAS No. 144 and SFAS No. 142. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other factors), production levels, capital and reclamation costs, all based on the engineering life of mine plans. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

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

        In December 2005, we decided to restructure the production process in Mechel Targoviste and Mechel Campia Turzii (steel segment) in order to increase their efficiency and profitability. As a result of this restructuring certain production workshops of Mechel Targoviste and Mechel Campia Turzii were closed and abandoned in early 2006 with property, plant and equipment being disposed of other than by sale. As of December 31, 2005, the carrying value of property, plant and equipment of these workshops was $5.8 million for Mechel Targoviste and $6.8 million for Mechel Campia Turzii and was written off in full amount. As of December 31, 2007, 2006 and 2005, we reviewed the remaining property, plant and equipment of these Romanian subsidiaries for impairment. As a result of such impairment analysis, we did not consider the assets impaired.

  Accounts receivable

        Accounts receivable are stated at net realizable value. We review the valuation of accounts receivable on a regular basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might affect the collectibility of accounts.

  Income taxes

        A provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force. We account for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," and related interpretations. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

        On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We accounted for $75.2 million, including interest and penalties for $19.3 million, as a cumulative adjustment of the adoption of FIN 48 to the January 1, 2007 retained earnings. As of December 31, 2007, we included accruals for unrecognized income tax benefits totaling approximately $79.2 million, including interest and penalties for $28.9 million, as a component of accrued liabilities. Interest and penalties recognized in accordance with FIN 48 are classified in the financial statements as income taxes.

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

        We record liabilities for potential tax deficiencies. These liabilities are based on management's judgment of the risk of loss. In the event that we were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made. See "Item 8. Financial Information—Litigation" for a description of various contingencies.

  Asset retirement obligations

        Effective January 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

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

        We have numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general company resources at the time of removal. Our asset retirement obligations primarily relate to our mining and steel production facilities with related landfills and dump areas and our mines. The following table presents the movements in asset retirement obligations for the year ending December 31, 2007.

Asset retirement obligation	Year ended December 31, 2007
(in thousands of U.S. dollars)
Balance at beginning of year	92,358
Liabilities incurred in the current period	10,908
Liabilities settled in the current period	(521)
Liabilities disposed of in the current period	—
Accretion expense	3,101
Revision in estimated cash flow	(40,078)
Translation and other	5,526

Balance at end of year	71,294

Recently Issued Accounting Pronouncements

  How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)

        In March 2006, EITF reached consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"), which concludes that for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to this EITF are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in EITF 06-3 is effective for the first interim reporting period beginning after December 15, 2006, with early application of this guidance permitted. The adoption of EITF 06-3 in 2007 did not have a material impact on our financial position and results of operations.

  Accounting for Servicing of Financial Assets

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140" ("SFAS No. 156"), which changes the requirements of accounting for servicing of financial assets. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. In addition, all separately recognized servicing assets and servicing liabilities are to be initially measured at fair value. SFAS No. 156 is effective as of beginning of the first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 in 2007 did not have a material impact on our financial position and results of operations.

  Fair Value Measurements

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position and results of operation.

        In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us beginning in the first quarter of fiscal 2008.

        The adoption of SFAS No. 157 for financial assets and financial liabilities will not have a significant impact on our consolidated financial statements. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance.

  Fair Value Option for Financial Assets and Financial Liabilities

        On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.

        Most provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities with available-for-sale and trading securities.

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

        SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our financial position or results of operations.

  Non-controlling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51

        The FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). The most significant changes of SFAS No. 160 are the following:

  •
  A non-controlling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity.

  •
  Earnings and losses attributable to non-controlling interests are no longer reported as part of consolidated earnings. Rather, they are disclosed on the face of the consolidated income statement.

  •
  After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction.

  •
  A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation is a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests.

        SFAS No. 160 is effective for fiscal years beginning after 15 December 2008. Adoption is prospective and early adoption is not permitted. We are currently evaluating the impact of this new standard on the accounting for our future acquisitions.

  Business Combinations

        The FASB issued changes to SFAS No. 141(R), "Business Combinations." The most significant changes require the acquirer to:

  •
  Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed and non-controlling interests in acquisitions of less than 100% controlling interest when the acquisition constitutes a change in control of the acquired entity.

  •
  Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date.

  •
  Recognize contingent consideration arrangements at fair value at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.

  •
  With certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values.

  •
  Capitalize in-process research and development assets acquired.

  •
  Expense, as incurred, acquisition-related transaction costs.

  •
  Capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146 are met as of the acquisition date.

  •
  Recognize changes in income tax valuation allowances and tax uncertainty accruals established in purchase accounting as adjustments to income tax expense (including those related to acquisitions before the adoption of SFAS No. 141(R)).

  •
  Push back any adjustments made to the preliminary purchase price allocation during the measurement period to the date of the acquisition.

  •
  Determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

        SFAS No. 141(R) is required to be adopted concurrently with SFAS No. 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact of this new standard on the accounting for our future acquisitions.

Trend Information

  Mining

        Coal.    Countries in Asia are among the world's major net importers of sea-borne steam and coking coal. Infrastructure constraints of world major exporters and a spate of bad weather in the first half of 2007 transformed the surplus of late 2006 into a growing deficit in 2007. After major global suppliers negotiated a 16-22% reduction in contract prices in the beginning of 2007 the market turned radically upwards. The situation with international traded coking coal supply deteriorated throughout 2007. A snowstorm in Canada, mine accidents in Russia and decreasing exports from China made the market extremely tight. As a result of the widening supply deficit, spot prices in the third quarter approached the record levels set early in 2005 ($130-140/tonne FOB for hard coking coal) and continued to grow. Rail and port infrastructure constraints in Australia prevented supplies of additional coking coal for the international market. Contract prices for hard coking coal struck the $300 per tonne level at the beginning of the second quarter of 2008, according to MetalBulletin. We believe that the world steel market dynamics will continue to support coking coal prices in 2008. We do not expect any significant coal price decreases until 2009-2010, when a resolution of capacity and infrastructure constraints in major export countries could change the supply/demand balance of international trade.

        The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. Steam coal prices were soaring during the whole of 2007 because of global supply limitation and growing freight charges. The causes of supply limitation are capacity and infrastructure constraints of major international producers (Australia and South Africa) as well as growing domestic consumption in Indonesia (another major global supplier) which absorbs increasing production. The shortage of seaport capacity in Australia was the cause of long vessel lines for coal loading in Australia. As a result, global cargo ship shortage drove freight charges upwards. Huge rains and floods in Australia in the very beginning of 2008 forced prices even higher. We believe the price will remain at a high level until 2010, when capacity and infrastructure constraints of major global suppliers should be resolved.

        Iron ore.    The iron ore market is currently characterized by high demand from Asia and transportation constraints. A tight market, soaring demand and high freight charges made spot prices in 2007 significantly higher than long term contract prices at the same time. As result, miners succeeded in negotiating 65-87% contract prices increases in the beginning of 2008. The outlook for 2008 and beyond will generally depend on supply and demand balance in the industry, which we believe will be affected by the following factors: growing world demand which is manly driven by China and capacity expansion programs of top global producers. We believe the high level of demand in China will further support iron ore prices in future, despite the Chinese government's effort to reduce the rate of growth of its domestic steel production capacities. Production expansions by producers such as Vale, Rio Tinto and BHP Billiton—which together control 75% of worldwide iron ore supplies—are primarily targeted at meeting the demand increase, generated primarily in China. Those plans are regularly upgraded, making it difficult to contain costs and keep time schedules. At the present time the combined expansion plans of Vale, Rio Tinto and BHP Billiton represent an increase of 30% on existing production. Based on these factors, we believe that prices for iron ore will remain at high levels until 2009-2010, when the world's three major producers are expected to complete their capacity expansion programs.

        Nickel.    Nickel prices have increased since 2001. The average nickel price in 2007 was $37,167 per tonne, a 60% increase over the average price in 2006. This increase was due primarily to the nickel deficit in the world market caused by speculative trading on the LME and a decrease in nickel storage stocks. We expect nickel demand in 2008 will continue to rise due to increasing stainless steel production in China coupled with the recovery in Western stainless steel production. We also expect that a moderate surplus will occur through 2008 in an amount of about 10-13 thousand tonnes due to metal production increase in Central and South America, Asia and Oceania accompanied by growth in production costs. We believe that the foregoing factors will result in a decrease of average nickel prices in 2008 by 15% year-on year keeping it at a relatively high level of $31,500 per ton.

  Steel

        We expect the Russian steel industry to continue to benefit from both domestic and global demand for steel. On the back of GDP and industrial production growth in Russia of 8.1% and 46.3%, respectively, consumption of rolled steel in Russia increased 14% to 39.8 million tonnes in 2007. In terms of end-uses, growth was driven by the construction industry, whose steel consumption increased by 27%, and by the pipe manufacturing industry, whose steel consumption increased by 10%. We expect these two industries will remain key drivers of domestic steel demand, and that rolled steel demand for both long and flat products will increase an additional 7-9% in 2008.

        The product items in the Russian domestic steel market experiencing the most rapid demand growth are rebar, wire rod, hardware and structural steel. Markets outside Russia, specifically the Middle East, have recently exhibited heightened demand for square steel billets. We expect these trends to continue in 2008.

        As the Russian domestic market in 2007 continued to support higher prices than export prices, domestic sales by volume grew 12% year on year, while export sales decreased 3%. As a result, exports decreased to 46% of total Russian rolled steel sales in 2007 from 48% in 2006. As we expect domestic prices to remain above export prices in 2008, we anticipate a further reduction in export sales.

        Imports of steel increased 28% year on year in 2007 to 6.1 million tonnes on the back of growing demand and excess steel production in some regions, specifically in China; however, imported steel comprised only 15% of the Russian steel market. The major importer in 2007 to Russia was Ukraine. Steel imports from Ukraine comprised more than 40% of total imports to Russia in 2007. We expect imports will increase given the attractive pricing in the Russian market; however, we believe that the market share of imports in the Russian steel market will remain flat, as the growth rate of steel consumption in Russia is expected to outpace the growth rate of imports.

        The main concern regarding the balance of supply and demand and pricing the global steel markets during 2007-2008 relates to the possibility of oversupply coming from Chinese steel exports. However, we believe this risk is mitigated by several factors, including the favorable outlook for steel demand on the back of global and Chinese GDP growth, which is expected to be 3.2% and 10.5%, respectively in 2008; the Chinese government's restrictions on the exportation of certain steel products; strengthening of the Chinese currency; tight supply of scrap and iron ore, with the anticipated 65% increase in iron ore and 200% increase in coking coal contract prices for 2008 expected to put additional pressure on the margins of Chinese steelmakers.

        Global consolidation in the steel sector should result in the increased bargaining power of steel makers in their negotiations with both suppliers of iron ore and coking coal and consumers of steel, as well as more coordinated industry responses to market demands and price decreases through capacity reductions.

        In 2008, we expect steel prices to rise following increases in raw materials prices and steel producers' production costs, and we further expect that the domestic premium on steel prices will be 10% over CIS export prices.

  Sales

        Mining.    We expect the volumes sold by our mining segment to increase as production volumes increase, as made possible by capacity upgrades carried out under our capital improvements program, and as we integrate recent acquisitions in 2008 and market demand continues to exceed our production of mining products. We also expect to increase our export sales of steam coal in 2008, given the significant price differential which currently exists with the domestic market. We expect that iron ore concentrate will be supplied mainly on the domestic market in 2008 due to high domestic demand for this material. We plan to supply some iron ore concentrate to our sinter plant at Chelyabinsk Metallurgical Plant. In 2008, our remaining production will be sold to third parties.

        Steel.    We expect to maintain our current level of steel production, with steel segment sales remaining steady or increasing due to historically high demand in 2008. We anticipate that the acquisition and integration of Ductil Steel will enable us to increase steel output while taking advantage of Ductil Steel's location in the E.U. to satisfy European demand without import restrictions upon delivery to customers within the E.U. We consider the E.U. a promising market in the next two to five years, particularly as new E.U. members upgrade their infrastructure and experience economic growth and increased construction activity.

  Inventory

        Overall, our inventory increased by $339.6 million, or 50.9%, to $1,006.7 million as of December 31, 2007 from $667.2 million as of December 31, 2006. Approximately $69 million of this increase in inventory relates to inventory acquired along with the acquisition of Yakutugol, Port Temyruk, Bratsk Ferroalloy Plant, Southern Kuzbass Power Plant and Southern Kuzbass Power Sales Company. The remainder of this increase was due to an increase in steel segment inventory as a result of planned production increases and the increase of purchase prices for iron-ore raw materials and coal.

  Costs

        Based on our experience, we expect 2008 increases in the average weighted cash cost per tonne of production across our segments to track Russian domestic inflation. The latest official Russian estimate of 2008 inflation through the end of the year is 7.5%, which is subject to a likely upward revision if current macroeconomic trends continue. The Russian government is widely expected to allow the ruble to appreciate further against the dollar in order to provide Russians with relief from inflation in the form of increased purchasing power in respect of imported products. We believe that the Russian economy will continue to grow rapidly in 2008, and the U.S. economy will experience slow growth or a slight recession, which will put continued downward pressure on the dollar and upward pressure on the ruble.

        Mining.    Within our mining segment, we expect our nickel cash costs per tonne to increase as a result of increasing energy costs, while coal cash costs per tonne should remain relatively stable in 2008. We expect our iron ore cash costs per tonne to gradually increase as a result of increasing payroll and energy costs in 2008.

        Steel.    Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in inflation-adjusted terms during the current year, in line with the official Russian estimate of domestic inflation in 2008, as higher production volumes, cost savings from the continuing integration of our recent steel acquisitions and efficiency and output gains arising as a result of the targeted capital expenditure program, particularly at Chelyabinsk Metallurgical Plant, help to offset increasing payroll costs and raw material prices and potential increases in regulated electricity and natural gas prices. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The new sinter plant at Chelyabinsk Metallurgical Plant will allow us to substantially increase our ability to internally source our iron ore feed requirements, without the need to utilize third-party processing, while the increasing use of continuous casters should provide both efficiency and production increases. We also expect these technology improvements to reduce our energy requirements per tonne, partially reducing the impact of potential increases in regulated electricity and natural gas prices.

Seasonality

        Seasonal effects have a relatively limited impact on our results. Nonetheless, slowing of demand and, thus, a reduction in sales volumes (and a related increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We also maintain larger stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are also dependent on the Russian construction market, which also experiences slowdowns in the winter months. However, our sales of steam coal typically increase during the second and third quarters as a result of increased steam coal purchases by utilities, including Southern Kuzbass Power Plant, in preparation for increased consumption during the winter heating season.

        Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Item 6.    Directors, Senior Management and Employees

Directors and Executive Officers

  Board of Directors

Name	Year of Birth	Position
Valentin V. Proskurnya(1)(2)	1945	Chairman and Director
Igor V. Zyuzin	1960	Director and Chief Executive Officer, Chairman of Management Board
Alexey G. Ivanushkin	1962	Director and Chief Operating Officer, Member of Management Board
Vladimir A. Polin	1962	Director, Chief Executive Officer of Mechel Management
Roger I. Gale(1)(2)	1952	Director
A. David Johnson(1)(2)	1937	Director
Serafim V. Kolpakov(1)	1933	Director
Alexander E. Yevtushenko(1)	1947	Director
Alex Polevoy	1970	Director

(1)
Independent Director under applicable New York Stock Exchange regulations and Russian regulations.

(2)
Member of the Audit Committee of the Board of Directors.

        Valentin V. Proskurnya has served as the Chairman of our Board of Directors since July 2007. He has been a member of our Board of Directors since March 2003. From May to December 2003, Mr. Proskurnya was the as Director of Economics at Mechel Trading House OOO. From 2001 to 2005, Mr. Proskurnya was a member of the Board of Directors of Chelyabinsk Metallurgical Plant. From 1999 to 2005, he was a member of Board of Directors at Southern Kuzbass Coal Company. Mr. Proskurnya has over 37 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economics from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the "Miner's Glory" order by the Russian government. In addition, in 1996, the Russian President awarded him the title of Honorable Economist of the Russian Federation.

        Igor V. Zyuzin has been our Chief Executive Officer and director since December 2006. He served as the Chairman of our Board of Directors from March 2003, when Mechel was organized, until December 2006. Mr. Zyuzin also serves as the Chairman of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since May 1999, and has served as a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001. From 1997 to 1999, Mr. Zyuzin was the Chairman of the Board of Directors of Mezhdurechensk Coal Company, which was merged into Southern Kuzbass Coal Company, and a member of the Board of Directors of Kuzbass Central Processing Plant. Mr. Zyuzin has over 21 years of experience in the coal mining industry and holds a degree in coal mining from Tula Polytechnic Institute. Mr. Zyuzin also has a degree in coal mining engineering economics and a doctorate in coal mining technical sciences. Mr. Zyuzin beneficially owns 69.87% of our common shares.

        Alexey G. Ivanushkin has served as our Chief Operating Officer since January 2004 and as a member of our Board of Directors since March 2003. Mr. Ivanushkin served as Mechel's Chief Executive Officer from March 2003 until January 2004. Mr. Ivanushkin also serves as the Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant, a position he has held since June 2002, and has served as acting General Director of Southern Kuzbass Coal Company since June 2004. From December 1999 to April 2002, Mr. Ivanushkin served as the General Director of our Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was the director of the ferrous metals and ferroalloy department of the Moscow office of Glencore International AG. From 1984 to 1992, Mr. Ivanushkin worked as an economist in the foreign trade departments of the Ministry of Foreign Trade and the Ministry of Foreign Economic Relations of the Soviet Union. Mr. Ivanushkin graduated from the Moscow State University of Foreign Relations (MGIMO) with a degree in economics and international affairs. Mr. Ivanushkin beneficially owns 0.03% of our common shares.

        Vladimir A. Polin has been a member of our Board of Directors since June 2007. He has also served as the Chief Executive Officer of Mechel Management Company since June 2006. From July 2003 to June 2006, he was Mechel's Senior Vice President for Production and Technical Policy. From July 2002 until June 2003, Mr. Polin served as the Executive Director-First Deputy General Director of our Beloretsk Metallurgical Plant. From September 2001 until July 2002, Mr. Polin served as Head of Sales of our Chelyabinsk Metallurgical Plant. Mr. Polin has almost 24 years of floor and management experience in the manufacture and marketing of steel products, and holds a degree in metallurgy from Chelyabinsk Polytechnic University.

        Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale is currently Chairman of the Board of Directors and Chief Executive Officer of Calypte Biomedical Corporation, a U.S. company headquartered in Portland, Oregon. From 2002 until mid-2006, Mr. Gale was the Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a communications service provider. From 1999 to 2001, he was Chairman of the Board of Directors and co-founder of End2End Wireless Limited, a wireless communications services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund sponsored by OPIC. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation (the "IFC"), including as the Chief of the IFC's Resident Mission in Russia from 1991 to 1995. Mr. Gale has also worked nine years for the Asian Development Bank, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a diploma from the Royal Agricultural College and holds a masters degree in economics from the University of New England.

        A. David Johnson has been a member of our Board of Directors since October 2004. Mr. Johnson is currently Chairman of the Board of Directors of Joy Mining Machinery UK Ltd., a position he has held since 2002. From 1990 to 2002, Mr. Johnson was Managing Director of Joy Mining Machinery UK Ltd. From 1986 to 1990, Mr. Johnson was the Managing Director of Dosco Overseas Engineering, a UK-based mining equipment manufacturer. He also worked at the UK National Coal Board from 1953 to 1960. Mr. Johnson is Joy Mining Machinery's representative on both the Coal Industry Advisory Board and the World Coal Institute. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the UK Mining Qualifications Board Certificate in 1958.

        Serafim V. Kolpakov has been a member of our Board of Directors since June 2004. Since 1992, Dr. Kolpakov has served as President of the International Metallurgists Union, a steel industry-focused research organization. From 1991 to 1992, he was Vice President of the Advanced Materials Association in Moscow, a public consulting and research organization. From 1985 to 1991, Mr. Kolpakov was Minister of Metallurgy of the USSR and, from 1978 to 1985, First Deputy Minister and Deputy Minister of Metallurgy of the USSR. From 1970 to 1978, he was the General Director of Novolipetsk Iron and Steel Works, a Russian integrated steel mill, where he began as a foreman in 1963. Mr. Kolpakov graduated from the Moscow Institute of Steel and Alloys with an engineering degree and is a Doctor of Technical Sciences. He is a member of the International Engineering Academy, the Engineering Academy of Russia (holding the position of Vice President) and the Presidium of Academy of Information Technologies and Processes. Mr. Kolpakov has invented more than 400 steel-making technology improvements, and authored over 500 scientific publications. He has received a number of government awards, including the State Prize of the USSR in 1981 and 1985, the Prize of the Council of Ministers of the USSR (twice) and the title of Honorable Metallurgist of the Russian Federation and Czechoslovakia.

        Alexander E. Yevtushenko has been a member of our Board of Directors since June 2004. From 2001 to 2004, Mr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of the Inter-State Eurasian Association of Coal and Metals. From 1991 to 1999, Mr. Yevtushenko was First Deputy Fuels and Energy Minister of the Russian Federation. From 1973 to 1991, he worked in various positions, including as General Director of the Raspadskaya Mine in the Kuzbass region, the Soviet Union's largest coal mine. Mr. Yevtushenko graduated from the Siberian Metallurgical Institute with a degree in mining engineering. He is has a doctorate in engineering and is a member of the Academy of Mining Sciences of Russia. Dr. Yevtushenko is the author of more than 50 scientific publications, including Mineral Resources of the Coal Industry of Russia, a study for which he was awarded the 2002 Science and Technology Prize by the Russian government. He has received a number of governmental awards, including the title of Honorable Miner of the Russian Federation in 1997.

        Alex Polevoy has been a member of our Board of Directors since June 2006. Mr. Polevoy is currently the Chief Financial Officer of Interros Company, a position he has held since June 2008. From June 2006 to June 2008, Mr. Polevoy was the Chief Financial Officer of Integra Group. From October 2005 to June 2006, he was our Senior Vice President—Finance. From 2001 to 2005, he worked at TNK and then TNK-BP as Director for Corporate Audit and as Head of the Monitoring and Control Group of the Audit Committee of the Board of Directors. From 1999 to 2001, he worked at Yukos EP (Exploration and Production) as Managing Vice President—Finance. From 1993 to 1999, Mr. Polevoy held executive positions in Canada with ZCL Composites, Central Asia Goldfields and International Energy Services. Mr. Polevoy holds a degree in business administration and accounting from the Northern Alberta Institute of Technology. Mr. Polevoy is a Member of the Institute of Internal Auditors.

  Executive Officers

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Director, Chief Executive Officer, Chairman of Management Board
Alexey G. Ivanushkin	1962	Director, Chief Operating Officer, Member of Management Board
Vladimir A. Polin	1962	Director, Chief Executive Officer of Mechel Management
Victor A. Trigubko	1956	Senior Vice President—Government Relations, Member of Management Board
Mukhamed M. Tsikanov	1955	Senior Vice President—Economics and Management
Yevgeny V. Mikhel	1974	Vice President—Legal Matters, Director of Legal Department, Member of Management Board
Stanislav A. Ploschenko	1976	Chief Financial Officer, Member of Management Board
Andrey D. Deineko	1953	Steel Division Director
Boris G. Nikishichev	1946	Director of Mining
Irina N. Ipeyeva	1963	General Counsel, Deputy Director of Legal Department, Director of Department of Corporate Governance, Member of Management Board
Oleg I. Rozenberg	1960	Deputy General Director for International Trade, Member of Management Board
Elena V. Selivanova	1962	Director of Human Resources, Member of Management Board

        For the professional biographies of Messrs. Zyuzin, Ivanushkin and Polin, see "—Board of Directors."

        Victor A. Trigubko has been our Senior Vice President—Government Relations since August 2006. From 2005 to August 2006, he was our Vice President for Government Relations, and from 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii and Member of the Board of Directors of Mechel Targoviste. From 2002 to 2003, Mr. Trigubko was Director of Mechel International Holdings AG's representative office in Romania. From 1997 to 2002, he was the head of Izhstal OAO's representative office in Moscow. From 1992 to 1997, he held executive positions with the metallurgical company, Unibros Steel Co. LTD, with his last position there being Deputy General Director. Mr. Trigubko has also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko graduated in 1982 from the Economics Faculty of Kalinin (now Tver) State University.

        Mukhamed M. Tsikanov has been our Senior Vice President—Economics and Management since January 2008. Previously, he was Acting General Director of Yakutugol from October 2007 to January 2008. Since September 2005, Mr. Tsikanov has also served as the General Director of Elgaugol. From 2004 to 2005, he was Senior Vice President of Yukos-Moscow OOO. From 2000 to 2005, he was Deputy Minister of Economic Development and Trade of the Russian Federation. From 1997 to 2000, he was Deputy Minister of Economy of the Russian Federation. From January to August 1997, Mr. Tsikanov was the First Deputy Head of the Administrative Program for Economic Stabilization and Development of the Kabardino-Balkarian Republic. From March 1993 to 1997, he was Minister of Economy of the Kabardino-Balkarian Republic. Prior to that, Mr. Tsikanov worked in various scientific institutes of the Academy of Sciences of the USSR and Russia from 1977 to 1993. Mr. Tsikanov holds a doctorate in economics.

        Yevgeny V. Mikhel has been our Vice President—Legal Matters and Director of the Legal Department since September 2007. From February to July 2006, Mr. Mikhel held the position of Chief Counsel and Director of the Department of Judicial Protection and Legal Regulation. From July 2002

to June 2003, Mr. Mikhel worked as Deputy General Director for Legal Matters. From May 2000 through July 2002, he was a legal adviser in the Bureau of Civil Law Disputes and Support of International Economic Activity, as well as head of the Department of Litigation and Enforcement of Court Orders. From November 1998 to May 2000, Mr. Mikhel worked in the Chelyabinsk branch of Sberbank as the head legal adviser. From September through November 1998, he worked as legal adviser in the Traktorzavodskoye Municipal Enterprise. In 1998, Mr. Mikhel graduated from the Urals State Law Academy.

        Stanislav A. Ploschenko has been our Chief Financial Officer since January 2008. Previously he held the position of Acting Chief Financial Officer from July 2007 to January 2008. He was our Deputy Chief Financial Officer and Deputy Treasurer for Corporate Lending from July 2006 to April 2007. From June 2001 to June 2006, he worked for Commerzbank AG and Commerzbank (Eurasia) ZAO. His last position at Commerzbank was Head of steel and mining industry group of the Corporate Clients Department of Commerzbank (Eurasia) ZAO. From 1995 to 1996, Mr. Ploschenko worked as an auditor for Bank's Audit Service OOO. Mr. Ploschenko holds a masters degree in international securities investment and banking from the ISMA Centre at the University of Reading (U.K.), a bachelors degree in international finance and trade from the University of Portsmouth (U.K.) and a specialist diploma in international economics from the Finance Academy under the Government of the Russian Federation.

        Andrey D. Deineko has been our Steel Division Director since January 2008. Previously, he held the position of Director of the Department of Industry in the Russian Ministry of Industry and Energy from 2005 to 2007, having been Deputy Director of this Department from 2004 to 2005. He was Director of the Department of Industrial and Innovative Policy in the Russian Ministry of Industry and Science from 2002 to 2004. From 1999 to 2002, he was Deputy General Director of Oskol Electrometallurgical Plant. He held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company from 1998 to 1999 and Head of Supply Division of Zapad-Elite from 1997 to 1998. From 1976 to 1997, he held various positions at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy, the last position being Deputy Director. He has been awarded the title of Honorable Metallurgist. Mr. Deineko graduated from the Moscow Institute of Steel and Alloys with a degree in engineering, and obtained his post-graduate degree in technical sciences from the same institute.

        Boris G. Nikishichev has been our Director of Mining since February 2007. Previously, he was our Senior Vice President—Mining from February 2005 to 2007. From 2004 to February 2005, he served as Deputy General Director of Raspadskaya Coal Company. From 1998 to 2004, he held the position of First Vice President in Sokolovskaya Holding Company. In addition, from 1999 to 2004, he was also First Vice President of the Mining Industrialists of Russia, a noncommercial partnership. From 1993 to 1999, Mr. Nikishichev was Deputy General Director for Long-Term Development and Capital Construction, Vice President/Director for Restructuring of Coal Production in Russian Coal Company. From 1991 to 1993, he served as First Deputy President of the Management Board of Russia's Coal Corporation. From 1970 to 1990, Mr. Nikishichev held various executive positions at YuzhKuzbassUgol United Coal Mining Company. He graduated from the Siberian Metallurgical Institute with a degree in mining electrical engineering. Mr. Nikishichev also holds a doctorate in technical science from the Moscow State Mining University.

        Irina N. Ipeyeva has been our General Counsel, Deputy Director of the Legal Department and Director of the Department of Corporate Governance and Property since September 2007. From 2003 to 2007, Ms. Ipeyeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel Management. From March to June 2003, Ms. Ipeyeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO, and from January 2001 to March 2003 she acted as Head of the Department for Regulation of

Corporate Relations and Property of Southern Kuzbass Coal Company. From August 1988 to January 2001, Ms. Ipeyeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Concentration Factory, where she held positions ranging from legal adviser to head of the legal department. Ms. Ipeyeva graduated in 1988 from the Kuibyshev State University with a degree in law.

        Oleg I. Rozenberg has been our Deputy General Director for International Trade since July 2007. From January 1996 to May 2007, Mr. Rozenberg was head of the Ugol-R ZAO, a coal trading company. Mr. Rozenberg received a degree in economics from the Economics Academy established by the Government of the Russian Federation in 2006. Mr. Rozenberg graduated from the M.V. Frunze Odessa Higher Artillery Officers' Academy in 1978 and held several commanding posts in the Soviet Army.

        Elena V. Selivanova has been our Director of Human Resources since January 2007. From April 2004 to November 2006, Ms. Selivanova held the position of Executive Director of the Human Resources Department of Volgotanker. From March 2002 to March 2004, Ms. Selivanova was Director of the Department for Organizational Development and Personnel Management of Firma Omega-97 OOO. From November 1999 to March 2002, Ms. Selivanova was Director of the Personnel Service and Deputy Director for Personnel Operations at Vimpel-Kommunikatsii OAO. From July to October 1999, she was Director of Personnel Operations at Personalny Telefon OOO. From March 1998 through February 1999 she was Personnel Manager at Bakster ZAO. Ms. Selivanova graduated from the State Cultural Institute in 1985.

        On June 29, 2007, Vladimir F. Iorich, who co-founded Mechel with Mr. Zyuzin and served as Chief Executive Officer from 2004 to 2006, resigned as a director of Mechel.

        All of our current directors were elected on June 29, 2007, and their terms expire on the date of our next annual shareholders' meeting, which will take place not later than June 30, 2008. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

  Compensation

        Our directors and executive officers were paid an aggregate of $4.7 million for services in all capacities provided to us during 2007. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2007, was $20,000. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board of Directors

        Members of our Board of Directors are elected by a majority vote of shareholders at our annual shareholders' meeting using a cumulative voting system. Directors are elected to serve until the next annual shareholders' meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, five of whom are independent. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—General Meetings of Shareholders" for more information regarding the competence of our shareholders' meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

Committees of the Board of Directors

  Audit Committee

        The Audit Committee of our Board of Directors consists of Roger Gale, Valentin V. Proskurnya and David Johnson, each of whom is an independent director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com and www.mechel.ru. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

  •
  the quality and integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  the independent auditor's qualifications and independence; and

  •
  the performance of our internal audit function and independent auditor.

  Committee on Investments and Strategic Planning

        The members of the Committee on Investments and Strategic Planning are Alexey Ivanushkin, Serafim Kolpakov, David Johnson and Vladimir Polin and its chairman is Alexander Yevtushenko. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency.

  Committee on Appointments and Remuneration

        The members of the Committee on Appointments and Remuneration are Igor Zyuzin, Roger Gale and Serafim Kolpakov and its chairman is Valentin Proskurnya. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards as well as to work out a competitive remuneration system within Mechel. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our chief executive officer or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees.

Management Board

        In August 2007, we created a Management Board to provide for more oversight of our operations. For more information, see "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Management Board." The members of the Management Board are set out above under "—Directors and Executive Officers."

Mechel Management OOO

        Mechel Management OOO ("Mechel Management") was established in October 2005 as a wholly owned subsidiary with the purpose of providing management services to our subsidiaries by performing the functions of their respective management bodies. In each case, Mechel Management is appointed as the management body under a service agreement executed with the relevant subsidiary. Currently, Mechel Management provides management services to most of our subsidiaries.

Review Commission

        The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual shareholders' meeting. Our Chief Executive Officer, a member of our Board of Directors or a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Lyudmila E. Radishevskaya, who serves as Chairman, and Natalia G. Mikhaylova and Yaroslav A. Markov. The powers and duties of our Review Commission are governed by regulations approved by our shareholders' meeting. Ms. Radishevskaya is the Chief Accountant of Mechel Trade House, Ms. Mikhaylova is the senior lawyer in our legal department and Mr. Markov is the Deputy Head of the Control and Revision Department of Mechel Management.

Internal Audit Department

        The Internal Audit Department's main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group's risk management, internal control, corporate governance and information systems. The activities of the Internal Audit Department are governed by the Bylaw on the Internal Audit Department. It reports directly to our Chief Executive Officer, and also reports to the Audit Committee of the Board of Directors. Andrei S. Perchik is the head of the Internal Audit Department.

Corporate Governance Principles

        Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the FFMS and supplemented by the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders' rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continuing to adapt our corporate governance principles to developments in best-practices. Our corporate governance principles are reflected in our corporate documents, such as:

  •
  the Charter;

  •
  the Bylaw on the Board of Directors;

  •
  the Bylaw on the General Meeting of Shareholders;

  •
  the Bylaw on the General Director;

  •
  the Bylaw on the Collegial Executive Body (Management Board);

  •
  the Bylaw on the Review Commission;

  •
  the Bylaw on the Audit Committee of the Board of Directors;

  •
  the Code of Business Conduct and Ethics;

  •
  the Bylaw on the Prohibition and Prevention of Insider Trading; and

  •
  the Bylaw on the Disclosure of Information That May Significantly Impact the Market Value of our Shares.

These documents are available at www.mechel.com and www.mechel.ru.

        We also comply with applicable corporate governance requirements of the New York Stock Exchange (the "NYSE"). The NYSE permits listed companies that are foreign private issuers, such as Mechel, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. In addition, we have voluntarily complied with certain other requirements applicable to U.S. companies under NYSE listing standard 303A. A summary description of NYSE listing standard

303A showing our compliance therewith and/or the alternative corporate governance practices followed by us is available at www.mechel.com.

Employees

        At December 31, 2007, we employed approximately 85,032 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	20,252	65.0%
Southern Kuzbass Coal Company	Russia	Coal	12,157	78.0%
Izhstal	Russia	Steel	8,596	92.0%
Yakutugol	Russia	Coal	8,532	99.0%
Beloretsk Metallurgical Plant	Russia	Steel	7,529	91.0%
Mechel Targoviste	Romania	Steel	4,036	88.0%
Southern Urals Nickel Plant	Russia	Nickel	4,538	39.0%
Korshunov Mining Plant	Russia	Iron Ore	4,180	90.0%
Urals Stampings Plant	Russia	Steel	3,982	73.0%
Mechel Campia Turzii	Romania	Steel	2,917	85.0%
Mechel-Coke	Russia	Coke	1,721	64.0%
Moscow Coke and Gas Plant	Russia	Coke	1,507	63.0%
Southern Kuzbass Power Sales Company	Russia	Power	555	90.0%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	548	51.0%
Southern Kuzbass Power Plant	Russia	Power	548	80.0%
Mechel-Service	Russia	Sales and Distribution	501	0%
Vyartsilya Metal Products Plant	Russia	Steel	394	0%
Mechel Nemunas	Lithuania	Steel	330	39.0%
Port Posiet	Russia	Shipping	321	14.0%
Mechel Trading House	Russia	Sales and Distribution	219	0%
Mechel Management	Russia	Corporate	217	0%
Port Kambarka	Russia	Shipping	202	28.0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	200	0%
Mechel Recycling	Russia	Scrap metal	189	0%
Port Temryuk	Russia	Shipping	167	0%
Mecheltrans	Russia	Railway transportation	157	0%
Mechel-Energo	Russia	Power	147	0%
Mechel	Russia	Corporate	113	0%
Mechel Hardware	Russia	Sales and Distribution	48	0%
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	229	0%

Total			85,032	75.0%

        At December 31, 2006, we employed approximately 76,566 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	20,528	68.0%
Southern Kuzbass Coal Company	Russia	Coal	12,018	83.0%
Izhstal	Russia	Steel	9,242	89.0%
Beloretsk Metallurgical Plant	Russia	Steel	7,678	90.0%
Mechel Campia Turzii	Romania	Steel	3,817	87.0%
Mechel Targoviste	Romania	Steel	4,253	90.0%
Southern Urals Nickel Plant	Russia	Nickel	4,293	40.0%
Korshunov Mining Plant	Russia	Iron Ore	4,217	97.0%
Urals Stampings Plant	Russia	Steel	2,905	81.0%
Mechel-Coke	Russia	Coke	1,703	67.0%
Moscow Coke and Gas Plant	Russia	Coke	1,542	81.0%
Specialty Steel	Russia	Steel	1,313	91.0%
Vyartsilya Metal Products Plant	Russia	Steel	400	0%
Mechel Nemunas	Lithuania	Steel	354	0%
Port Posiet	Russia	Shipping	331	15.0%
Mechel Trading House	Russia	Sales and Distribution	283	0%
Mechel-Service	Russia	Sales and Distribution	274	0%
Port Kambarka	Russia	Shipping	218	0%
Mecheltrans	Russia	Railway transportation	193	0%
Mechel Recycling	Russia	Scrap metal	155	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	139	0%
Mechel	Russia	Corporate	115	0%
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	595	0%

Total			76,566	69.0%

        At December 31, 2005, we employed approximately 78,426 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	23,710	89.0%
Southern Kuzbass Coal Company	Russia	Coal	12,928	88.0%
Izhstal	Russia	Steel	10,043	95.0%
Beloretsk Metallurgical Plant	Russia	Steel	8,065	96.0%
Mechel Campia Turzii	Romania	Steel	5,024	95.0%
Mechel Targoviste	Romania	Steel	4,676	96.0%
Southern Urals Nickel Plant	Russia	Nickel	4,327	91.0%
Korshunov Mining Plant	Russia	Iron Ore	4,308	93.0%
Urals Stampings Plant	Russia	Steel	2,957	96.0%
Vyartsilya Metal Products Plant	Russia	Steel	471	0%
Mechel Nemunas	Lithuania	Steel	375	0%
Port Posiet	Russia	Shipping	337	97.0%
Mechel Trading House	Russia	Sales and Distribution	310	0%
Mechel	Russia	Corporate	220	0%
Mechel-Service	Russia	Sales and Distribution	199	0%
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	476	0%

Total			78,426	88.0%

        Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel-Coke, Izhstal and Bratsk Ferroalloy Plant are members of the Ore Mining and Smelting Trade Union of Russia, employees of Urals Stamping Plant are members of Russian Trade Union of Machinists, and employees of Southern Kuzbass Coal Company and Yakutugol are members of the Russian Independent Trade Union of Coal Industry Workers and of Russian Independent Trade Union of Miners. Employees of Port Posiet are members of Russian Independent Trade Union of Dockers. Employees of Mechel Targoviste are members of Independent Trade Union of Mechel Targoviste.

        We consider our relationship with our employees to be good.

Management Share Bonus and Share Option Plans

        We are considering establishing a long-term share bonus plan and/or share option plan for officers and key employees.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of May 31, 2008, based on the information available to us:

Name of Beneficial Owner	Number of Shares	%
Igor V. Zyuzin(1)	290,836,472	69.87%
Other(2)(3)(4)	125,434,273	30.13%

Total	416,270,745	100%

(1)
Mr. Zyuzin is our Chief Executive Officer and a member of our Board of Directors. See "Item 6. Directors, Senior Management and Employees—Directors and Executive Officers." His business address is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation. Further information regarding Mr. Zyuzin's shareholdings as of December 31, 2007 is available in the Schedule 13G filed by Mr. Zyuzin with the SEC. According to the Schedule 13G, the beneficial ownership reported therein excludes 8,571,096 common shares in the form of GDSs, which Mr. Zyuzin does not have the power to vote or dispose of and which were pledged in connection with a financing.

(2)
JPMorgan Chase & Co. reported on Schedule 13G that it owns 22,978,737 common shares in the form of ADSs, representing 5.5% of our total issued common shares.

(3)
According to Deutsche Bank Trust Company Americas, as of May 31, 2008, 103,460,634 ADSs and 42,228,168 GDSs were outstanding, representing 35.0% of our total issued common shares.

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

Related Party Transactions

        See note 10 to our consolidated financial statements in "Item 18. Financial Statements."

Item 8.    Financial Information

        See "Item 18. Financial Statements."

Litigation

        Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

        The Department of Natural Resources and Ecology of Kemerovo region filed a claim against Southern Kuzbass Coal Company seeking the recovery of damages caused to water resources in result of noncompliance with water legislation in the total amount of $15.2 million. The court of original jurisdiction ruled in our favor on May 19, 2008. However, the decision is subject to appeal.

        In May 2007, Izhstal filed a claim against the tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the period from January 1, 2003 until April 30, 2006 in the total amount of $2.9 million, including interest and penalties. Izhstal prevailed in this case on two separate occasions. The tax authorities filed a cassation appeal and on May 4, 2008 the court of cassation also ruled in our favor. However, the tax authorities may further appeal to the Supreme Arbitration Court of the Russian Federation.

        Beloretsk Metallurgical Plant filed a claim against the tax authorities seeking the invalidation of a tax assessment in the total amount of $9.1 million issued by the tax authorities regarding noncompliance with applicable tax legislation. Beloretsk Metallurgical Plant prevailed in the first instance in the amount of $3.0 million. The tax authorities filed an appeal that was adjudicated in our favor. We expect that the tax authorities will appeal the cases to the Supreme Arbitration Court of the Russian Federation.

        In April 2007, Southern Urals Nickel Plant filed a claim against the tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2004-2005 period in the total amount of $3.2 million, including interest and penalties. The court ruled to decrease the tax assessment to $100,000; however, the tax authorities may still appeal this court decision.

        In March 2008, Mechel Trading House OOO filed a claim with the Arbitration Court of Moscow against the tax authorities seeking the invalidation of a tax assessment in the amount of $19 million relating to the 2005-2006 period. A court hearing has been scheduled for June 19, 2008.

        In 2006, several claims were brought against Mechel, Southern Kuzbass Coal Company and certain of its former subsidiaries in Russian courts by a group of minority shareholders of these subsidiaries related to the merger of these subsidiaries with Southern Kuzbass Coal Company. In three of them, minority shareholders sought to recover damages to these subsidiaries in the amount of $264.4 million, allegedly representing deprived profits of these subsidiaries for the year 2005 and the first half of 2006. These minority shareholder cases were considered in three levels of courts, and in each instance we prevailed. In another case, a minority shareholder of Southern Kuzbass Coal Company sought to recover damages in the amount of 626,913 shares of Southern Kuzbass Coal Company, valued at $18 million that the minority shareholder claims it did not receive as a result of conversion of shares as part of the merger of Southern Kuzbass Coal Company and one of its subsidiaries, Olzherassk Open Pit Mine. The minority shareholder alleged that the exchange rate used in the conversion of its shares of Olzherassk Open Pit Mine was unfair. The court of original jurisdiction ruled in our favor in 2007, and the decision was not appealed and is no longer appealable. However, claims may be brought by shareholders of Mechel or its subsidiaries in the future.

        In addition, we have identified possible tax liabilities arising out of differing interpretations of tax laws and regulations in the amount of up to approximately $37.0 million as of December 31, 2007, which are not accrued in our consolidated financial statements. See note 26(d) to our consolidated financial statements in "Item 18. Financial Statements."

Dividend Distribution Policy

        As announced in March 2006, our dividend policy is to declare and pay an annual dividend on our common shares equal to at least 50% of our annual net income, as determined under U.S. GAAP, subject to any applicable Russian legal restrictions. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends."

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

        In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign subsidiaries of the group. Dividends are subject to a 9% withholding tax in Russia for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Additional dividend tax could be imposed on the transfer of undistributed earnings of subsidiaries to Mechel (generally, tax rate is assumed as 9%). Approximately $6.8 billion and $4.0 billion were available for dividends by Mechel subsidiaries as of December 31, 2007 and 2006, respectively. Approximately $326.7 million of undistributed retained earnings of the group's subsidiaries were restricted for distribution in accordance with a covenant provided in a loan agreement with BNP Paribas as of December 31, 2007.

        On June 29, 2007, Mechel declared a dividend of RUR 8.2 billion rubles, which was paid in July-September 2007. On June 30, 2006, Mechel declared a dividend of RUR 5.1 billion for 2005, which was paid in July-September 2006.

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

        The formula for determination of dividends payable on our preferred shares is fixed in our charter and is not covered by our dividend policy. See "Item 10. Additional Information—Charter and Certain Requirements of Russian Legislation—Description of Capital Stock—Dividends."

Significant Changes

        Other than as described in this document, no significant change in our business has occurred since December 31, 2007.

Item 9.    The Offer and Listing

        Our ADSs have been listed on the New York Stock Exchange under the symbol "MTL" since October 2004. Our common shares have been listed on the Russian Trading System (the "RTS") under the symbol "MTLR" since June 2004.

        The following table sets forth the high and low closing prices per ADS and common share for (1) the most recent six months, (2) the most recent nine quarters and (3) all years following our initial public offering in 2004.

        Effective May 19, 2008, we changed the ratio of our common shares to ADSs from 3:1 to 1:1 by issuing two new ADSs for each ADS of record as of May 16, 2008. The ADS prices below have been recalculated to reflect the new ADS-to-common share ratio.

	ADSs		Common Shares
	High	Low	High	Low
May 2008	$57.62	$45.95	$48.24	$42.13
April 2008	$53.74	$40.34	$46.61	$33.37
March 2008	$46.82	$37.93	$43.66	$35.50
February 2008	$46.47	$29.75	$43.33	$20.39
January 2008	$33.31	$27.62	$26.35	$22.10
December 2007	$34.63	$28.68	$25.71	$23.11
First Quarter 2008	$46.82	$27.62	$43.66	$20.39
Fourth Quarter 2007	$34.63	$17.73	$25.71	$17.97
Third Quarter 2007	$17.31	$12.08	$17.59	$12.06
Second Quarter 2007	$12.99	$10.66	$12.98	$10.88
First Quarter 2007	$11.27	$7.91	$11.30	$8.30
Fourth Quarter 2006	$8.80	$6.67	$8.60	$6.65
Third Quarter 2006	$7.75	$6.43	$7.80	$6.45
Second Quarter 2006	$9.52	$6.34	$9.30	$6.25
First Quarter 2006	$10.32	$7.95	$10.20	$8.40
2007	$34.63	$7.91	$25.71	$8.30
2006	$10.32	$6.34	$10.20	$6.25
2005	$12.17	$7.02	$11.20	$7.75
2004	$7.48	$5.26	$17.00	$0.36

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

  Our Purpose

        Article 4.1 of our charter provides that our primary purpose is to earn profit, as well as to provide the highest-quality products and services for our customers.

  Description of Capital Stock

  General

        Pursuant to our charter, as amended, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 416,270,745 common shares, each with a nominal value of RUR 10, all of which are fully paid, issued and outstanding. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of RUR 10 each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. The Joint-Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors, provided that such disposals are not major or interested party transactions.

        Currently, we have fewer than 1,000 holders of voting shares, which determines the applicability of certain provisions of the Joint-Stock Companies Law, as described below. Deutsche Bank Trust Company Americas is considered under Russian law to be the sole holder of all of the shares underlying our ADSs and GDSs.

        On April 30, 2008, an extraordinary shareholders' meeting adopted amendments to our charter, which were registered with the state unified register of legal entities, as required for the amendments to become effective, on May 7, 2008. Pursuant to our amended charter we are authorized to issue 138,756,915 preferred shares with a nominal value of RUR 10 each. The authorized preferred shares are not convertible into bonds or other securities, including common shares, of Mechel.

        A resolution of our board of directors dated May 14, 2008 approved an increase in our charter capital through the issuance of 55,000,000 preferred shares with a nominal value of RUR 10 each.

        Effective May 16, 2008, we changed the ratio of our ADSs to common shares from 1:3 to 1:1. The ratio change was implemented by the issuance of two additional ADSs for each ADS of record at the market close on May 16, 2008.

  Rights attaching to common shares

        Holders of our common shares have the right to vote at all shareholder meetings. As required by the Joint-Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

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

  •
  if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals to the agenda of the annual shareholders' meeting and nominate candidates to our board of directors, review commission and counting commission;

  •
  if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary shareholders' meeting or an unscheduled audit by our review commission or an independent auditor;

  •
  demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

  •
  our reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; and

  •
  amendment of our charter or approval of a new version of our charter that restricts the holder's rights;

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

  Rights attaching to preferred shares

        Pursuant to our charter, as amended, all of our preferred shares have the same nominal value and grant to their holders identical rights. Each fully paid preferred share gives its holder the right to:

  •
  freely transfer preferred shares without the consent of other shareholders;

  •
  receive dividends in accordance with our charter and current legislation;

  •
  upon liquidation, receive a portion of our liquidation value, which is equal to a portion of our assets calculated pro rata to the portion represented by one preferred share in our charter capital;

  •
  have access to certain company documents and receive copies for a reasonable fee;

  •
  transfer all or part of the rights attached to the preferred shares to its representative on the basis of a power of attorney;

  •
  participate in shareholders' meetings and vote on the following matters:

  •
  our reorganization and liquidation; and

  •
  any amendment of our charter or approval of a new version of our charter that restricts the preferred shareholders' rights, including amendments to the formula for calculation of dividends and/or the amount of the liquidation value attached to the shares; and

  •
  participate in shareholders' meetings and vote on all matters on which common shareholders are entitled to vote if for any reason the annual shareholders' meeting did not adopt a resolution to pay the full amount of dividends to which preferred shareholders are entitled under our charter. The holders of preferred shares enjoy this right effective from the first shareholders' meeting to be held after the relevant annual shareholders' meeting and until the date when dividends on preferred shares are paid in full.

  Preemptive rights

        The Joint-Stock Companies Law and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares in an amount proportionate to their existing holding of shares of the same category as newly issued shares. In addition, the Joint-Stock Companies Law provides shareholders with a preemptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to placement of shares or securities convertible into shares through a closed subscription among existing shareholders only, provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must provide shareholders with written notice of the proposed placement of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

  Dividends

        The Joint-Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a financial quarter, half a year, nine months and/or year. Dividends are recommended to a shareholders' meeting by the board of directors, and approved by the shareholders' meeting by a majority vote. A decision on quarterly dividends must be taken within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual shareholders' meeting. A decision on payment of dividends for common shares can be taken only after the decision on payment of dividends for preferred shares is taken. The dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders' meeting approving the dividends. See "—General Meetings of Shareholders—Notice and participation." Dividends are not paid on treasury shares.

        The Joint-Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

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

        Pursuant to our charter, as amended, we shall calculate the dividends for preferred shares on the basis of our consolidated financial statements prepared under accepted international accounting standards which we apply for the relevant accounting period, including IFRS and U.S. GAAP. The annual fixed dividend for one preferred share amounts to 20% of our net profit under our annual consolidated financial statements prepared in accordance with the applicable international accounting standards and audited by an independent auditor, divided by 138,756,915.

        For the purpose of calculating the amount of dividends for preferred shares we convert our net profit under the applicable international accounting standards into rubles using the official exchange rate of the CBR as of the date the board of directors decides to recommend the amount of dividends for the preferred shares.

        If the dividend to be paid for one common share exceeds the dividend to be paid for one preferred share for the same year, we must increase the dividend to be paid for one preferred share up to the amount of dividend to be paid for one common share. For this purpose, if the nominal value of our common shares has changed (e.g., through a share split), the dividend to be paid for one common share is calculated as if its nominal value has not changed. If dividends for common shares are to be paid in kind, the monetary value of such payment must be evaluated by an independent appraiser.

  Distributions to shareholders on liquidation

        Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint-Stock Companies Law and our charter allows us to be liquidated:

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

        Claims of creditors in connection with obligations secured by a pledge of the company's property ("secured claims") are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for the creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company's property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

        The Joint-Stock Companies Law and our charter provides for an order of priority for distribution of assets of a company remaining after settlement with creditors are completed among the company's shareholders:

  •
  payments to repurchase shares from shareholders having the right to demand repurchase;

  •
  payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company's charter, as amended; and

  •
  payments to holders of common and preferred shares with account of the previously paid liquidation value of the preferred shares.

  Liability of shareholders

        The Civil Code and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of a joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is called an "effective parent." The entity whose decisions are capable of being so determined is called an "effective subsidiary." The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

  •
  the effective parent gives binding instructions to the effective subsidiary based on the above-mentioned decision-making capability.

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

  Charter capital increase

        We may increase our charter capital by:

  •
  issuing additional shares, or

  •
  increasing the nominal value of already issued shares.

        A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting more than 25% of the number of issued common shares, requires a three-quarters majority vote of a shareholders' meeting. A decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders' meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders' meeting.

        The Joint-Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value, except in limited circumstances where (1) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an independent appraiser.

        Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint-stock company. These procedures require

  •
  taking a decision on share placement and approving the resolution on share issuance;

  •
  prior registration of a share issuance with the FFMS;

  •
  following the placement of the shares, registration and public disclosure of the results of the placement of shares; and

  •
  public disclosure of information relating to the share issuance.

  Capital decrease; share buy-backs

        The Joint-Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is RUR 100,000 for an open joint-stock company. The

Joint-Stock Companies Law and our charter require that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made at a shareholders' meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or sending by us of a notice, repayment of all amounts due to them, as well as compensation for damages.

        The Joint-Stock Companies Law allows our shareholders or our board of directors to authorize the repurchase of our shares for consideration valued at up to 10% of Mechel's net assets. The repurchased shares must be resold at a value not less than a market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. Repurchased shares do not bear voting rights.

        The Joint-Stock Companies Law allows us to repurchase our shares only if:

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

  •
  we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below; and

  •
  the nominal value of shares that remain outstanding after the proposed repurchase is not less than the minimum amount of the charter capital set forth by the Joint-Stock Companies Law (which is equal to RUR 100,000).

        The Joint-Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares so long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

  •
  reorganization;

  •
  conclusion of a major transaction, as defined under Russian law; or

  •
  amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders' rights.

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

  Registration and transfer of shares

        Russian legislation requires that a joint-stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Regional Independent Registrar Agency OAO ("Regional Independent Registrar") currently maintains our shareholder register.

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

  Reserve fund

        Russian legislation requires that each joint-stock company establish a reserve fund to be used only to cover the company's losses, redeem the company's bonds and repurchase the company's shares in cases when other funds are not available. Our charter provides for a reserve fund of 5% of our charter capital, funded through mandatory annual transfers of at least 5% of our statutory net profits until the reserve fund has reached the 5% requirement.

  Disclosure of Information

        Russian securities regulations require us to make the following periodic public disclosures and filings:

  •
  filing quarterly reports with the FFMS, Moscow Interbank Currency Exchange ("MICEX") and RTS containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the Board of Directors and management board, our branches and representative offices, our subsidiaries and affiliates, our shares, bank accounts and auditors, important developments during the reporting quarter, and other information about our financial and business activity;

  •
  disclosure of the aforementioned quarterly reports on our website at www.mechel.ru;

  •
  filing with the FFMS, MICEX and RTS and publishing any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder resolutions;

  •
  disclosure of the aforementioned information concerning material facts in the newswire of authorized information agencies and on our website at www.mechel.ru;

  •
  disclosing information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities regulations by means of publishing it in the newswire of authorized information agencies and on our website at www.mechel.ru, as well as by filing it with the RTS;

  •
  disclosing our charter and internal corporate governance documents on our website and filing them with MICEX and RTS;

  •
  disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards on our website;

  •
  filing with the FFMS, MICEX and RTS on a quarterly basis a list of our affiliated companies and individuals and disclosing such list and its amendments on our website at www.mechel.ru; and

  •
  other information as required by applicable Russian securities legislation and the rules of MICEX and RTS.

  General Meetings of Shareholders

  Procedure

        The powers of a shareholders' meeting are set forth in the Joint-Stock Companies Law and in our charter. A shareholders' meeting may not decide issues that are not included in the list of its competence by the Joint-Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  election and early removal of the members of the board of directors and of the management board;

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

  •
  decision on our participation in commercial or industrial groups or other associations of commercial entities;

  •
  redemption by the company of issued shares in cases provided for by the Joint-Stock Companies Law;

  •
  approval of certain internal documents regulating the activity of our governing bodies; and

  •
  other issues, as provided by the Joint-Stock Companies Law and our charter.

        Voting at a shareholders' meeting is generally carried out on the principle of one vote per voting share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting stock present at a shareholders' meeting. However, Russian law requires a three-quarters majority vote of the voting stock present at a shareholders' meeting to approve the following:

  •
  charter amendments;

  •
  reorganization or liquidation;

  •
  major transactions involving assets in excess of 50% of the balance sheet value of the company's assets;

  •
  determination of the number, nominal value and category (type) of authorized shares and the rights granted by such shares;

  •
  repurchase by the company of its issued shares;

  •
  any issuance of shares or securities convertible into common shares by closed subscription;

  •
  issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares; and

  •
  a decrease of charter capital by means of a change in the nominal value of shares.

        The quorum requirement for our shareholders meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the over 50% quorum requirement is not met, another shareholders' meeting with the same agenda may (and, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

        The annual shareholders' meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

  •
  election of the members of the board of directors and review commission;

  •
  approval of the annual report and annual financial statements, including the balance sheet and profit and loss statement;

  •
  approval of distribution of profits, including approval of annual dividends and losses, if any; and

  •
  appointment of an independent auditor.

        A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders' meeting and may nominate candidates to the board of directors, general director, the review commission and counting commission. Any agenda proposals or nominations must be provided to the company no later than 30 days after the preceding financial year ends.

        Extraordinary shareholders' meetings may be called either by the board of directors on its own initiative, or at the request of the review commission, the independent auditor of the statutory accounts or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

        A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the shareholders' meeting through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A shareholders' meeting by absentee ballot contemplates the determination of shareholders' opinions on issues on the agenda by means of a written poll.

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

  Notice and participation

        All shareholders entitled to participate in a shareholders' meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders' meeting to elect the board of directors, shareholders must be notified at least 70 days prior to the date of the meeting. Under our charter, we can either provide notice by mail to the shareholders or publish a notice in Rossiyskaya Gazeta, an official newspaper founded by the Russian government. Only those items that were set out in the agenda may be voted upon at a shareholders' meeting.

        The list of shareholders entitled to participate in a shareholders' meeting is compiled on the basis of data in our shareholder register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a shareholders' meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders' meeting to elect the board of directors, not more than 85 days before the date of the meeting).

        The right to participate in a shareholders' meeting may be exercised by a shareholder as follows:

  •
  by personally participating in the discussion of agenda items and voting thereon;

  •
  by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

  •
  by absentee ballot; or

  •
  by delegating the right to fill out the absentee ballot to an authorized representative.

  Board of Directors

        The Joint-Stock Companies Law and our charter provide that our entire board of directors is up for election at each annual shareholders' meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of the voting shares at a shareholders' meeting.

        The Joint-Stock Companies Law requires at least a five-member board of directors for all joint-stock companies, at least a seven-member board of directors for a joint-stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint-stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. Members of the management board are not permitted to constitute more than 25% of the members of the board of directors. The actual number of directors is determined by the company's charter or decision of the shareholders' meeting. Our charter provides that our board of directors shall consist of nine members, and the majority of our directors shall be independent.

        The Joint-Stock Companies Law generally prohibits the board of directors from acting on issues that fall within the exclusive competence of the shareholders' meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

  •
  determination of our business priorities;

  •
  convening annual and extraordinary shareholders' meetings, except in certain circumstances specified in the Joint-Stock Companies Law;

  •
  approval of the agenda of the shareholders' meeting and determination of the record date for shareholders entitled to participate in a shareholders' meeting;

  •
  placement of our bonds and other securities, except in certain circumstances specified in the Joint-Stock Companies Law and our charter;

  •
  determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint-Stock Companies Law;

  •
  repurchase of our shares, bonds and other securities in certain cases provided for by the Joint-Stock Companies Law;

  •
  appointment of the general director and members of the management board, and early termination of their powers and the establishment of their compensation;

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

  •
  approval of internal documents, except for those documents whose approval falls within the competence of the company's shareholders or general director or the management board;

  •
  approval of major and interested party transactions in the cases provided for by the Joint-Stock Companies Law;

  •
  increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

  •
  approval of decisions on share issuances and of the prospectus relating to such share issuances, as well as of reports on the results of such share issuances;

  •
  approval of our share registrar; and

  •
  other issues, as provided for by the Joint-Stock Companies Law and our charter.

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

  Management Board

        In August 2007 at an extraordinary shareholders' meeting and a meeting of the board of directors, the shareholders agreed to approve the "Bylaw on the collegial executive body (Management Board)." The management board created by this bylaw engages in discussions regarding important corporate issues and makes recommendations to our board of directors. The management board is regulated under our charter and the relevant bylaws. The management board's size is defined by the board of directors, and it is comprised of senior management and members of the board of directors, with each member of the management board elected by the board of directors. The management board has quorum if at least half of all its elected members participate in the meeting.

        The management board decides on the following issues, among others:

  •
  developing and submitting to the board of directors plans and drafts regarding the development strategy of our businesses;

  •
  reporting to the board of directors on realization of investment projects in the amount of more than $30 million;

  •
  developing and introducing to the board of directors investment projects in the amount of more than $50 million;

  •
  submitting to the board of directors offers on shares placement and acquisitions;

  •
  approving annual investment programs;

  •
  approving transactions related to capital assets in the amount from 10% to 25% of the balance sheet assets of the company;

  •
  making decisions regarding the exercise of our rights as shareholder of other entities;

  •
  developing and establishing methods of compensation and monetary motivation for our employees; and

  •
  other issues related to our day-to-day business referred to the management board by its chairman, the board of directors or by a shareholder holding not less than 20% of our voting shares.

  General Director

        The general director (also referred to in this document as our Chief Executive Officer) is our sole executive body and manages our current operations and organizes the implementation of resolutions of our shareholders' meeting and the board of directors. The general director acts on our behalf without a power of attorney and has the following rights and responsibilities:

  •
  performing the routine management of our operations;

  •
  exercising the right of first signature on financial documents;

  •
  managing our property to provide for our current operations within the limits established by our charter and prevailing Russian legislation;

  •
  representing our interests both in Russia and abroad;

  •
  approving staff, executing labor contracts with our employees and rewarding and disciplining employees;

  •
  entering into transactions on our behalf;

  •
  issuing powers of attorney on our behalf;

  •
  opening and closing our bank accounts;

  •
  organizing our accounting and reporting process;

  •
  issuing orders and instructions binding on all our employees;

  •
  organizing the implementation of resolutions of our shareholders' meeting and our board of directors; and

  •
  performing other functions necessary to achieve our aims and to provide for our normal operations, in compliance with prevailing legislation and our charter, except for the functions laid upon our other management bodies by the Joint-Stock Companies Law and our charter.

        The general director is appointed by the board of directors for a period of one year. The term of office runs from the time of his election or re-election until such time as a new general director is elected or re-elected by the board of directors one year later. The general director may be re-elected an unlimited number of times. If, for any reason, a new general director is not elected (e.g., no candidate is nominated within the periods and in the manner provided by our charter, all candidates withdraw their candidacies, no candidate receives the required number of votes, elections are not held due to a lack of quorum of the board of directors or for other reasons), the authority of the current general director shall be extended until such time as a new individual executive body is elected or re-elected.

        The general director may on his own initiative renounce his powers at any time by written notice to the board of directors. The authority of the general director may be terminated before the expiration of his term of office by a resolution of the board of directors on the following grounds:

  •
  failure to comply with the requirements of our charter, resolutions of the shareholders' meeting or the board of directors or our internal documents;

  •
  in the cases stipulated by the employment agreement with the general director;

  •
  in other events provided by current legislation.

        Upon resolution of the shareholders' meeting, the authority of the sole executive body may be vested in a commercial organization (a "managing organization") or an individual entrepreneur (a "manager") on a contractual basis. Under the Civil Code, if the authority of a company's sole executive body has been vested in a managing organization or a manager, the company exercises its legal rights and assumes its legal obligations through such managing organization or manager. A resolution to transfer the authority of a company's sole executive body to a managing organization or a manager shall be passed by the general meeting of shareholders only upon recommendation of the board of directors of the company.

        Our general director is required under Russian law to disclose information on his holdings of our securities and on sales and/or purchases of our securities.

  Role of the Review Commission

        The review commission exercises control over our financial and business operations.

        The review commission is elected by the shareholders' meeting for a period of one year and consists of three persons. Shares owned by members of our board of directors or persons holding positions in our management bodies cannot participate in the voting, when members of the review commission are elected. The term of office of the review commission runs from the moment it is elected by the shareholders to the moment it is elected or re-elected by the next annual shareholders' meeting. The authority of individual members or the whole review commission may be terminated before the expiration of the term of office thereof by a resolution of the shareholders' meeting on the grounds and in compliance with the procedure stipulated by our internal documents. If the number of members of the review commission falls to less than half of the required membership thereof, the board of directors must convene an extraordinary shareholders' meeting to elect a new review commission. The remaining members of the review commission continue to perform their functions until a new review commission is elected.

        Both a shareholder and any person proposed by a shareholder may become a member of the review commission. Members of the review commission cannot simultaneously be members of the board of directors, be members of the liquidation commission, be the general director or be members of the management board.

        The review commission elects its chairman and secretary from within its members.

        Upon a request from the review commission, the general director and members of the board of directors, the management board and the liquidation commission must undertake to make available documents pertaining to our financial and business operations.

        The review commission is entitled to request that an extraordinary shareholders' meeting be convened in accordance with the procedure provided by our charter.

        On the basis of the results of its examination of our financial and business operations, the review commission prepares opinions, which contain the following:

  •
  confirmation of the reliability of the data contained in our reports and other financial documents;

  •
  information on any identified cases of violations of accounting and reporting procedures stipulated by Russian legislation and violations of Russian legislation identified in financial and business operations.

        Remuneration and compensation of expenses to the members of the review commission are determined by the shareholders' meeting.

  Interested Party Transactions

        Under the Joint-Stock Companies Law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the company. "Interested party transactions" include transactions involving a member of the board of directors or member of any executive body of the company, any person that owns, together with any affiliates, at least 20% of a company's issued voting stock or any person who is able to direct the actions of the company, if that person, and/or that person's spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

  •
  a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

  •
  the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

  •
  a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of any management body of a management organization of such a company.

        The Joint-Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An "independent director" is a person who is not, and within the year preceding the decision was not, the general director, a member of any executive body or an affiliate of the company and whose sole nexus to the company is in the capacity of a member of the board of directors. Additionally, such person's spouse, parents, children, adoptive parents or children, brothers or sisters may not occupy positions in the executive bodies of the company or be its general director. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

        Approval by a majority of shareholders who are not interested in the transaction is required if:

  •
  the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company's assets determined under Russian accounting standards;

  •
  the transaction or a number of interrelated transactions involves the issuance, by subscription, of common shares or securities convertible into common shares, or secondary market sale of such securities, in an amount exceeding 2% of the company's issued common shares and common shares into which issued convertible securities may be converted;

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

  •
  the transactions arise from the repurchase, whether mandatory or not, by the company of the issued shares; or

  •
  the company is merging with or into another company, when the latter owns more than three-fourths of the voting capital stock of the company; and

  •
  the company is required by federal legislation to enter into the transaction, and settlements under such transaction are made pursuant to fixed rate schedules and prices established by appropriate state authorities.

        For information on certain risks relating to interested party transactions see "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility."

  Major Transactions

        The Joint-Stock Companies Law defines a "major transaction" as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares by means of subscription (disposal). Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of the voting stock a shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of the voting stock held by shareholders present at the general shareholders' meeting.

        For information on our controlling shareholder's potential ability to approve major transactions see "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our controlling shareholder has the ability to take actions that may conflict with the interests of the holders of our Shares."

      Change in Control

      Anti-takeover protection

        Russian legislation requires the following:

  •
  A person intending to acquire more than 30% of an open joint-stock company's common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of shares of the same class.

  •
  A person that has acquired more than 30% of an open joint-stock company's common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers, provided, however, that such previous voluntary offer was made in compliance with certain requirements of the Joint-Stock Companies Law applicable to mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price which is not less than the price determined based on a weighted market price of the shares for the previous six months, or at a price not less than the market price, which must be determined by an independent appraiser if the shares have an insufficient or nonexistent trading history. From the moment of acquisition of more than 30% of the shares until the moment of sending of an offer to the security holders, the person making the offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company's outstanding common shares and voting preferred shares.

  •
  A person that as a result of such a voluntary or mandatory offer becomes (individually or with its affiliates) the owner of more than 95% of the company's common shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror. The offeror is entitled to require the holders of the remaining shares of the company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares of the company as a result of acceptance by other shareholders of the voluntary or mandatory tender offer as described above.

  •
  An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the FFMS; otherwise, notice must be filed with the FFMS no later than the date of the offer. The FFMS may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

  •
  Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company's shareholders' meeting will have the sole power to make decisions on charter capital increase, issuance of securities convertible into shares, approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business, and on certain other significant matters.

        The above rule may be supplemented through rulemaking by the FFMS, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

  Approval of the Russian Federal Antimonopoly Service

        Pursuant to the Competition Law, acquisitions of voting shares of a joint-stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under Russian accounting standards, or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of shareholders defined under Russian law) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, or obtaining rights to determine the conditions of business activity of an entity or to exercise the authorities of its executive body must be approved in advance by the FAS. Such transactions executed between members of a group of companies may require only a subsequent notification to the FAS if prior notification about the members of the group of companies has been filed with the FAS and the information contained in this notification is still accurate as of the date of the relevant transaction.

  Notification of foreign ownership

        Foreign individuals and foreign companies that acquire shares in a Russian joint-stock company, regardless of whether they are registered with the Russian tax authorities, may need to notify the Russian tax authorities within one month following such acquisition. However, the procedure for notifying the Russian tax authorities by foreign individuals or companies that are not registered with such tax authorities at the time of their share acquisitions remains unclear.

        Furthermore, under the newly adopted Strategic Industries Law, any foreign investor or group of companies is required to notify Russian authorities on its acquisition of 5% or more of the charter capital of a Strategic Company. Additionally, any foreign investor or group of companies which already holds 5% or more of the charter capital of a Strategic Company is required to submit a notification to the appropriate Russian authorities on such holding within 180 days after the Strategic Industries Law came into force, i.e., before November 5, 2008. The procedure for filing such notifications has not yet been determined and the Russian authorities that will accept such notifications have not yet been identified. See "Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation and Other Countries Where We Operate—Legal Risks and Uncertainties—Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments."

Material Contracts

        None.

Exchange Controls

        The Federal Law "On Currency Regulation and Currency Control," which came into effect as of June 18, 2004, sets forth certain restrictions on settlements between residents of Russia with respect to transactions involving foreign securities (including ADSs), including requirements for settlement in Russian rubles.

  Repatriation of Export Proceeds

        Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing) within the time frame provided under the respective agreement.

  Restrictions on Remittance to Non-residents

        The Federal Law "On Foreign Investments in the Russian Federation," dated July 9, 1999, as amended, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may affect investors' ability to do so. Ruble dividends on common shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes.

Taxation

        The following discussion describes the material U.S. federal and Russian income and withholding tax consequences to a beneficial owner of common shares or ADSs that is a "United States person," as defined in the U.S. Internal Revenue Code of 1986 (the "Code"). No opinion of counsel will be issued with respect to the following discussion and, therefore, such discussion is not based on an opinion of counsel.

        The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential U.S. federal or Russian income and withholding tax consequences of ownership of common shares or ADSs. We urge such holders to consult their tax adviser regarding the specific U.S. federal, state and local and Russian tax consequences of the ownership and disposition of the common shares or ADSs under their particular factual circumstances.

  Russian Income and Withholding Tax Considerations

        The following discussion is based on:

  •
  Russian legislation; and

  •
  the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations. See "Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation and Other Countries Where We Operate—Legal Risks and Uncertainties—Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity" and "Item 3. Key Information—Risk Factors—Risks Relating to the Russian Federation and Other Countries Where We Operate—Legal Risks and Uncertainties—Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of the Shares."

        The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties. The Ministry of Finance of Russian Federation in its letters has specified that U.S. holders are recognized as the beneficial owners of the underlying shares and actual recipients of income for the purposes of the United States-Russia income tax treaty based on the due confirmation of the tax residence of the ADS holder. However, Russian tax authorities did not provide the common official rule in respect of the question how U.S. holders can demonstrate their status of the beneficial owners. As Russian tax legislation does not provide for the obligatory form of documents confirming the corresponding status of the beneficiary owner in the foreign legislation (the permanent residence status in USA), per the opinion of the official authorities the documents confirming the permanent residence of the foreign company can be any documents in any format subject to legalization in due course or apostilled.

        If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. See "Item 3. Key Information—Risk Factors—Risks Relating to Our Shares and the Trading Market—ADS and GDS holders may not be able to benefit from the United States-Russia income tax treaty."

        Russian tax law and procedures are also not well developed, and the process, implementation and systematization of a comprehensive Russian tax regime are not yet finalized. Local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

        The first part of the Russian Tax Code came into effect as of January 1, 1999, and it defines the general principles of taxation in Russia, including the legal status of taxpayers and tax agencies, the general rules of tax filings and tax control, as well as procedures for challenging tax and appealing claims and assessments of the tax authorities and their actions (or failure to act).

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

  United States-Russia income tax treaty procedures

        A resident of the United States for purposes of the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the "United States—Russia income tax treaty") that is fully eligible for benefits under the United States-Russia income tax treaty is referred to herein (and solely for purposes of the "—Russian Income and Withholding Tax Considerations" section) as a "U.S. holder." Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, a person generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if such person is:

  •
  liable, under the laws of the United States, for U.S. federal income tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of ADS holders' domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

  •
  not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

        The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to United States persons who hold ADSs or common shares in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a United States person's permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a United States person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the United States person. This summary does not address the treatment of those holders.

        Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

        A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder's name, taxpayer identification number, the tax period for which certification is required, and other applicable information, to the U.S. Internal Revenue Service (the "IRS"). The procedures for obtaining certification are described in greater detail in the instructions to IRS Form 8802. As obtaining the required certification from the IRS may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

        If tax is withheld by a Russian resident on dividends or other amounts at a rate different from that provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the withholding date for individual U.S. holders. The package should include confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

        Neither the depositary nor we will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

  U.S. Federal Income Tax Considerations

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of common shares or ADSs by a "U.S. Holder." Solely for purposes of the "—U.S. Federal Income Tax Considerations" section, a U.S. Holder is a beneficial owner of ADSs or common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in place to be treated as a United States person.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding common shares or ADSs should consult its tax adviser regarding the associated tax consequences.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of common shares or ADSs. In particular, this summary does not address the tax treatment of special classes of U.S. Holders, such as:

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  financial institutions;

  •
  retirement plans;

  •
  persons subject to the alternative minimum tax;

  •
  persons who are broker-dealers in securities;

  •
  S corporations;

  •
  expatriates subject to Section 877 of the Code;

  •
  owners of, directly, indirectly or by attribution, 10% or more of our outstanding common shares; or

  •
  owners holding ADSs or common shares as part of a hedge, straddle, synthetic security or conversion transaction.

        In addition, this summary is generally limited to persons holding common shares or ADSs as "capital assets" within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any U.S. state or local tax law or non-U.S. tax law.

        U.S. Holders of ADSs should be treated for U.S. federal income tax purposes as owners of the underlying common shares represented by those ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs and common shares.

        This summary is based upon current U.S. federal income tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect), and the United States—Russia income tax treaty.

        Investors should consult their tax advisers as to the consequences under U.S. federal, estate, gift, state, local and applicable non-U.S. tax laws of the purchase, ownership and disposition of common shares and ADSs.

  Taxation of dividends on common shares or ADSs

        For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. For taxable years beginning before January 1, 2011, certain dividends received by non-corporate U.S. Holders should be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by "qualified foreign corporations" (which term excludes PFICs, as defined below) and only with respect to common shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or common shares. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder's tax basis in common shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares or ADSs. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to common shares or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

        If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by the U.S. Holder, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. U.S. Holders should be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

        Russian withholding tax under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for U.S.

foreign tax credit against the U.S. federal income tax liability of the U.S. Holder or, at the election of the U.S. Holder, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying common shares represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for U.S. foreign tax credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the applicable rate under the United States-Russia income tax treaty, U.S. foreign tax credit for the excess amount may not be allowed to be claimed, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

        For U.S. foreign tax credit purposes, a dividend distribution will be treated as foreign source income and will generally be classified as "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." The rules relating to the determination of the U.S. foreign tax credit, or deduction in lieu of the U.S. foreign tax credit, are complex and U.S. Holders should consult their tax advisers with respect to those rules.

  Taxation on sale or other disposition of common shares or ADSs

        The sale or other disposition of common shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted basis in such common shares or ADSs. Such gain or loss generally will be treated as long-term capital gain or loss if the common shares or ADSs have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

        Deposits and withdrawals of common shares by U.S Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

        Gain or loss realized on the sale or other disposition of common shares or ADSs will generally be treated as U.S. source income and therefore the use of U.S. foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. U.S. Holders are strongly urged to consult their tax advisers as to the availability of tax credits for any Russian taxes withheld on the sale or other disposition of common shares or ADSs.

        If a U.S. Holder receives any foreign currency on the sale or other disposition of common shares, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale or other disposition if (1) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the common shares are treated as being "traded on an established securities market" or (2) such settlement date is also the date of such sale or other disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax purposes. Each U.S. Holder should consult its tax adviser regarding the U.S. federal income tax consequences of receiving foreign currency from the sale or other disposition of common shares.

  Passive foreign investment company status

        A non-U.S. company is a passive foreign investment company ("PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2007, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, PFIC determinations are made annually and may involve facts that are not within our control. If we were a PFIC, materially adverse U.S. federal income tax consequences could result for investors who are "United States persons." Investors should consult their tax advisers as to the consequences of an investment in a PFIC.

  Information reporting and backup withholding

        Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, common shares or ADSs. Backup withholding may apply if a U.S. Holder (1) fails to furnish its taxpayer identification number ("TIN"), which, in the case of an individual, is his or her social security number; (2) fails to provide certification of exempt status; (3) is notified by the IRS that he has failed properly to report payments of interest and dividends; (4) under certain circumstances, fails to certify, under penalty of perjury, that he has furnished a correct TIN or the company has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (5) otherwise fails to comply with the applicable requirements of the backup withholding rules.

        U.S. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Documents on Display

        The documents that are exhibits to or incorporated by reference in this document can be read at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at +1-800-SEC-0330. These filings are also available at the website maintained by the SEC at http://www.sec.gov.

        Some of our reports and other information can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

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

        As the economies of Russia and Romania were considered highly inflationary through December 31, 2002 and September 30, 2004, respectively, transactions and balances of respective domestic operations not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, "Foreign Currency Translation." The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities are translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current non-monetary assets, liabilities and shareholders' equity, are stated at their actual U.S. dollar cost or are restated from their historic cost, by applying the historical exchange rate as of the date of the original transaction. Income and expenses are restated by applying the annual average exchange rates. Items in the statement of cash flows are translated at the annual average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in the consolidated income statement as "Foreign exchange gain (loss)."

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

        In the past we have entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising on euro-denominated accounts receivable of our trading subsidiaries. Such a derivative was not designated as a hedge for accounting purposes. As of December 31, 2007, we did not have outstanding any forward transactions and in 2007 we did not enter into forward contracts to hedge our exposure to movements in foreign currency exchange.

        We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency at December 31, 2007.

Balance as of December 31, 2007	U.S. Dollar	Ruble	Euro	Lei	Other	Total
Current Assets:
Cash and cash equivalents	54,747	171,779	6,716	2,610	927	236,779
Trade receivables, net	81,392	146,061	65,930	44,921	3,452	341,756
Due from related parties	4,186	802	—	—	—	4,988
Deferred income taxes	23	12,146	—	—	162	12,331
Prepayments and other current assets	6,310	599,792	25,536	971	1,384	633,993

Total current assets	146,658	930,580	98,182	48,502	5,925	1,229,847

Current Liabilities:
Short-term borrowings and current maturities of long-term debt	(581,390)	(420,671)	(132,326)	(717)	—	(1,135,104)
Accounts payable and accrued expenses:
Advances received	(53,877)	(90,801)	(2,654)	(407)	—	(147,739)
Accrued expenses and other current liabilities	(4,580)	(137,152)	(176)	(1,702)	(473)	(144,083)
Pension obligations, current portion	—	(61,465)	—	(2,241)	—	(63,706)
Taxes and social charges payable	(4,396)	(183,879)	(397)	(11,192)	(3,141)	(203,005)
Trade payables to vendors of goods and services	(21,770)	(160,895)	(15,566)	(22,872)	(1,650)	(222,753)
Due to related parties	—	(3,596)	—	—	—	(3,596)
Asset retirement obligation	—	(5,366)	—	—	—	(5,366)
Deferred income taxes	(2,249)	(30,807)	—	—	—	(33,056)
Finance lease liabilities	—	(11,341)	—	—	(367)	(11,708)
Deferred revenue	(20,915)	(34)	—	—	—	(20,949)

Total current liabilities	(689,177)	(1,106,007)	(151,119)	(39,131)	(5,631)	(1,991,065)
Long-term Liabilities:
Long-term debt, net of current portion	(1,898,197)	(325,034)	(98,601)	—	(90)	(2,321,922)
Pension obligations, net of current portion	—	(263,621)	—	(3,039)	—	(266,660)
Asset retirement obligation, net of current portion	—	(62,341)	—	(3,587)	—	(65,928)
Deferred income tax	(7,429)	(681,314)	—	(12,575)	—	(701,318)
Finance lease liabilities	—	(72,240)	—	—	(1,137)	(73,377)
Other long-term liabilities	—	(1,914)	—	(3)	—	(1,917)

Total long-term liabilities	(1,905,626)	(1,406,464)	(98,601)	(19,204)	(1,227)	(3,431,122)
Minority interest	—	(276,131)	—	(24,392)	—	(300,523)

Net monetary assets (liabilities)	(2,448,144)	(1,858,022)	(151,538)	(34,225)	(933)	(4,492,863)

        The table below summarizes our debt position by currency and rate method as of December 31, 2007.

	U.S. Dollar	Ruble	Euro	Lei	Total
	(in thousands of U.S. dollars)
Total debt including	(2,640,319)	(582,158)	(233,831)	(717)	(3,457,025)
Fixed-rate debt	(10,064)	(542,224)	(15)	—	(552,303)
Variable-rate debt	(2,630,255)	(39,934)	(233,816)	(717)	(2,904,722)

Interest Rate Risk

        Our interest rate exposure results mainly from debt obligations. At December 31, 2007, we had $552.3 million in fixed-rate borrowings and $2,940.7 million in variable-rate borrowings.

        We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements.

        The table below presents the principal cash flows and related range of interest rates, by expected maturity dates, of our fixed-rate debt obligations as of December 31, 2007.

								Annual Interest rate (Actual at December 31, 2007)
		Expected maturity date as of December 31,
	Currency	2008	2009	2010	2011	Thereafter	Total
	(in thousands of U.S. dollars)
Fixed-rate U.S. dollar debt:
HVB Luxembourg	U.S. dollar	10,000	—	—	—	—	10,000	6.54%
Astroga Trading	U.S. dollar	—	64	—	—	—	64	12.00%

Total		10,000	64	—	—	—	10,064

Fixed-rate euro debt:
STEIERMÄRKISCHE	Euro	15	—	—	—	—	15	6.00%

Total		15	—	—	—	—	15

Fixed-rate ruble debt:
Gazprombank	Ruble	278,720	—	—	—	—	278,720	6.70-10.00%
Alfa-Bank	Ruble	48,887	—	—	—	—	48,887	10.75%
Bonds	Ruble	—	5,055	—	—	—	5,055	5.50%
Bonds	Ruble	—	—	—	202,810	—	202,810	8.40%
Promissory notes	Ruble	2,630	124	—	—	108	2,862	7.78%
Other	Ruble	3,890	—	—	—	—	3,890	0.00-10.00%

Total		334,127	5,179	—	202,810	108	542,224

Total debt:		344,142	5,243	—	202,810	108	552,303

        The table below presents the principal cash flows and related range of interest rates, by expected maturity dates, of our variable-rate debt obligations as of December 31, 2007.

								Average annual Interest rate (Actual at December 31 2007
		Expected maturity date as of December 31,
	Currency	2008	2009	2010	2011	Thereafter	Total
	(in thousands of U.S. dollars)
Variable-rate U.S. dollar debt:
Vneshtorgbank	U.S. dollar	17,160	—	—	—	—	17,160	8.31%
Raiffeisenbank	U.S. dollar	—	—	119	—	—	119	8.85%
BNP Paribas	U.S. dollar	58,315	—	—	—	—	58,315	5.48-6.82%
Bridge Loan	U.S. dollar	375,000	—	—	—	—	375,000	5.65%
Syndicated Loan	U.S. dollar	60,000	545,000	545,000	425,000	425,000	2,000,000	6.20-6.95%
Hypo Vereinsbank	U.S. dollar	2,987	—	—	—	—	2,987	6.02%
Fortis Bank	U.S. dollar	17,531	—	—	—	—	17,531	7.75%
Commerzbank	U.S. dollar	—	—	4,939	—	—	4,939	7.46%
ING Bank	U.S. dollar	22,752	—	—	—	—	22,752	6.13-6.88%
BCV	U.S. dollar	29,190	—	—	—	—	29,190	6.20%
Credit Agricole	U.S. dollar	247	—	—	—	—	247	7.87%
BCP	U.S. dollar	9,844	—	—	—	—	9,844	6.85%
Unicredit	U.S. dollar	—	—	27,764	—	—	27,764	8.92%
ABN AMRO	U.S. dollar	40,000	—	—	—	—	40,000	7.12%
Natexis	U.S. dollar	24,407	—	—	—	—	24,407	5.79%

Total		657,433	545,000	577,822	425,000	425,000	2,630,255

Variable-rate euro debt:
Gazprombank	Euro	35,407	35,908	—	—	—	71,315	6.50%
Commerzbank	Euro	—	36,598	—	—	—	36,598	5.91%
Raiffeisenbank	Euro	7,013	977	977	977	977	10,921	4.95-6.93%
Hypo Vereinsbank	Euro	864	3,258	—	—	10,108	14,230	4.50-5.75%
Fortis Bank	Euro	2,900	3,214	—	—	—	6,114	4.47-7.75%
BNP Paribas	Euro	79,048	—	—	—	—	79,048	5.18-5.68%
ING Bank	Euro	3,000	—	—	—	—	3,000	6.73%
VTB Deutschland	Euro	4,578	4,578	3,434	—	—	12,590	7.16%

Total		132,810	84,533	4,411	977	11,085	233,816

Variable-rate ruble debt:
Commerzbank	Ruble	—	6,747	—	—	—	6,747	7.74%
IMB	Ruble	—	8,458	3,667	—	—	12,125	7.43-4.82%
Raiffeisenbank	Ruble	—	—	21,062	—	—	21,062	8.59%

Total		—	15,205	24,729	—	—	39,934

Variable-rate lei debt:
Raiffeisenbank	Lei	717	—	—	—	—	717	10.80%

Total		717	—	—	—	—	717
Total debt:		790,960	644,738	606,962	425,977	436,085	2,904,722

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

        Under certain of our steel products sales agreements we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices of the London Metals Exchange. Historically, these selling price adjustments occur within a one month period from the date the products are delivered to the reseller. We had 1,542 tonnes of our nickel products as of December 31, 2007 in the distribution channel for which we received prepayments in the amount of $20.9 million. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Revenue recognition."

Equity Price Risk

        As of December 31, 2007, we had certain marketable securities of various Russian public companies. These investments are exposed to market risk of fluctuations in equity prices. Our investments in equity of various Russian companies increased in September 2006 following our acquisition of Moscow Coke and Gas Plant, which had such investments. Most of the shares which were held by Moscow Coke and Gas Plant were sold in the first half of 2007 in accordance with management plans.

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

        As Yakutugol shares are not publicly traded, their market value is not readily available. Management evaluated the carrying amount of Yakutugol for potential impairment as of December 31, 2007 using valuation techniques and assumptions that a market participant would employ to value Yakutugol, and based on these techniques, concluded that no impairment was necessary.

        As a result of the auction conducted on October 5, 2007 by the Russian Federal Fund acting on behalf of the Sakha Republic and Russian Railways (collectively, the "Sellers"), we acquired 75% less one share of Yakutugol, 71.21% of Elgaugol (68.86% of the shares were acquired in the auction and 2.35% had been owned by Yakutugol), and the railway real estate complex for a total of $2.3 billion under the Sales and Purchase Agreement. The total purchase price of $2.3 billion was allocated based on the underlying Purchase and Sales Agreement fair values of the items purchased as follows: $1.6 billion for 75% less one share of Yakutugol and $736.8 million for 68.86% of Elgaugol and the railway real estate complex. Such allocation generally reflects the fair values of the components.

        Goodwill of $440.1 million arising from our acquisition of Yakutugol represents expected benefits from the synergies related to coal trading as we become a stronger competitor in Russia and abroad while building a reliable foundation for the long-term development of our coal mining business.

        Elgaugol is a Development Stage Entity, which does not meet the definition of a business for accounting purposes, as defined in EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business," due to the fact that acquired set of assets is not able, on a standalone basis, to perform normal operations and generate a revenue stream. Mechel has accounted for this transaction as an asset acquisition.

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

        As described below, four material weaknesses were identified in our internal control over financial reporting. The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a significant deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

  (b)   Management's Annual Report on Internal Control Over Financial Reporting

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

        Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 using the framework set forth in the report of the Treadway Commission's Committee of Sponsoring Organizations (COSO), "Internal Control—Integrated Framework." The scope of management's evaluation excluded (1) Southern Kuzbass Power Plant OAO acquired in April 2007, (2) Southern Kuzbass Power Sales Company OAO acquired in June 2007, (3) Bratsk Ferroalloy Plant OAO acquired in August 2007, and (4) Yakutugol OAO acquired in October 2007, as permitted in SEC Staff Guidance, Frequently Asked Question No. 3 (September 24, 2007) regarding Release No. 34-47986, "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" (June 5, 2003). Accordingly, management's assessment of our internal control over financial reporting does not include internal control over financial reporting of (1) Southern Kuzbass Power Plant OAO, (2) Southern Kuzbass Power Sales Company OAO, (3) Bratsk Ferroalloy Plant OAO and (4) Yakutugol OAO, which are included in our 2007 consolidated financial statements and cumulatively constituted 28% and 51% of total and net assets, respectively, as of December 31, 2007 and 10% and 2% of revenues and net income, respectively, for the year then ended.

        As a result of management's evaluation of our internal control over financial reporting, management identified four material weaknesses in our internal control. These material weaknesses are described below:

  •
  We do not have sufficient resources in the Moscow-based International Reporting Department (IRD), to properly address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations. The high volume of work required on routine tasks also results in untimely identification of accounting issues;

  •
  We did not have an adequate system of internal controls over period end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and group level, and that the U.S. GAAP transformation schedules and relatively complex and non-routine transactions are properly completed and reviewed;

  •
  We did not establish, document and test controls over accounting for the business acquisition process;

  •
  We did not establish appropriate controls related to the completeness of disclosures of our commitments and contingencies

        As a result of these material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2007.

        Additional information regarding these material weaknesses follows:

  (1)
  We do not have sufficient resources in the Moscow-based International Reporting Department (IRD), to properly address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations. The work on routine tasks also results in untimely identification of accounting issues.

    The lack of adequate accounting resources and expertise was exacerbated by the additional demands placed upon our accounting and finance personnel as they worked to establish and maintain compliance with the internal control over financial reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002, as well as the large number of significant acquisitions made in 2007, which required the existing personnel to devote sufficient time to cope with the accounting implications.

  (2)
  We did not have an adequate system of internal controls over period end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and Group level, and that the US GAAP transformation schedules, and analysis of relatively complex and non-routine transactions are properly completed and reviewed.

    The inadequate system of internal controls over period-end financial reporting was aggravated by the lack of a unified automated consolidation accounting and reporting system, and our lack of effective controls over completeness, accuracy, validity and restricted access over accounting software applications and spreadsheets supporting significant accounting balances. As a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The areas that resulted in material adjustments have been identified as separate material weaknesses in this report. The remaining adjustments and deficiencies would not individually have a material impact upon significant accounts, nevertheless, there is a reasonable possibility that due to the control deficiencies a material misstatement in our consolidated financial statements related to any of our significant accounts will not be prevented or detected on a timely basis.

  (3)
  We did not establish, document and test controls over accounting for our business acquisition process.

    Lack of relevant controls resulted in material adjustments to the consolidated financial statements related to the value of property, plant and equipment acquired, pension benefit obligations assumed and deferred taxes arising from business combinations.

  (4)
  We did not establish appropriate controls related to the completeness of our commitments and contingencies.

    The lack of relevant controls over the completeness of information related to our commitments and contingencies resulted in omission of disclosures which could have been material, related to purchase commitments and environmental contingencies in some of our subsidiaries.

        Ernst & Young LLC, an independent registered public accounting firm, which has audited our consolidated financial statements has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2007.

  (c)   Report of Independent Registered Public Accounting Firm

  Shareholders and the Board of Directors
  Mechel OAO

        We have audited Mechel OAO, an open joint-stock company, and subsidiaries' (hereinafter referred to as the "Group") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of the effectiveness of internal control over financial reporting did not include the internal controls of (a) Southern Kuzbass Power Plant OAO acquired in April 2007, (b) Kuzbass Power Sales Company OAO acquired in June 2007, (c) Bratsk Ferroalloy Plant OAO acquired in August 2007, and (d) Yakutugol OAO acquired in October 2007, which are included in the 2007 consolidated financial statements of the Group and cumulatively constituted 28% and 51% of total and net assets, respectively, as of December 31, 2007 and 10% and 2% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of these entities.

        A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment.

  1)
  The Group did not have sufficient personnel with technical accounting and financial reporting expertise within its accounting function to sufficiently address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of its operations, as well as meet periodic reporting requirements. This situation was exacerbated by the additional demands placed upon the Group's accounting and finance personnel as it worked to meet the internal control testing and reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002, as well as by the number of acquisitions the Group made in 2007, which required extensive involvement of the Group's accounting personnel.

  2)
  The Group does not have adequate controls over period end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and Group level, and that the US GAAP transformation schedules, and analysis of relatively complex and non-routine transactions are properly completed and reviewed. The situation was aggravated by the lack of a unified automated consolidation accounting and reporting system, and the Group's lack of effective controls over the completeness, accuracy, validity and restricted access over accounting software applications and spreadsheets prepared by the Group and used to support significant financial statement line items. As a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The areas that resulted, or could have resulted, in material errors to the financial statements have been identified as separate material weaknesses in this audit opinion. The remaining deficiencies and adjustments were not material, nevertheless, there is a reasonable possibility that due to these control deficiencies a material misstatement of the Group's consolidated financial statements related to any of its significant accounts will not be prevented or detected on a timely basis.

  3)
  The Group did not establish, document and test controls over accounting for the business acquisition process. Lack of relevant controls resulted in material adjustments to the consolidated financial statements related to the value of property, plant and equipment acquired, pension benefit obligations assumed and deferred taxes arising from business combinations.

  4)
  The Group did not establish appropriate controls related to the completeness of its commitments and contingencies. As a result, material adjustments were made to its financial statements related to the disclosure of omitted commitments and contingencies including environmental contingencies and purchase commitments.

        The material weaknesses above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated May 29, 2008, on those consolidated financial statements.

        In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

/s/ Ernst & Young LLC
May 29, 2008

  (d)   Remediation Activities and Changes in Internal Control over Financial Reporting

Remediation Activities

  (1)
  We do not have sufficient personnel with technical accounting and financial reporting expertise to sufficiently address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations, as well as to meet periodic reporting requirements.

        We have taken and continue to take steps to correct this material weakness. We plan to increase staffing in our International Reporting and Accounting Departments of our subsidiaries with qualified personnel to address more effectively our complex accounting and financial reporting requirements. We plan to hire a person with technical accounting and financial reporting expertise to sufficiently address complex methodological issues. In addition, in 2008, we are planning to resume the project of implementation of an automated system designed to transform our statutory financial statements into U.S. GAAP financial statements. An automated system will reduce time needed for routine tasks and will allow overloaded personnel to pay more attention to complex accounting issues.

  (2)
  We do not have an adequate system of internal controls over period-end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and corporate level, and that the U.S. GAAP transformation schedules and relatively complex and non-routine processes are properly completed and reviewed.

        As described above, we plan to resume implementation of an automated process to support the transformation of statutory financial statements into U.S. GAAP financial statements. In addition, we plan to improve the period-end financial reporting process by requiring all significant non-routine transactions to be reviewed by qualified accounting personnel. We are also taking steps to ensure that account reconciliations and analyses for significant financial statement accounts are reviewed for completeness and accuracy. We also expect to implement a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate, and to develop better monitoring controls at the subsidiary and corporate levels.

  (3)
  We did not establish, document and test controls over accounting for business acquisitions.

        In order to remedy this material weakness, we intend to:

    (a)
    formalize the due diligence process for major transactions, including the tax and legal due diligence process, and follow up our due diligence efforts with a formal accounting of the purchase price allocation;

    (b)
    develop an accounting checklist to ensure that we properly identify the effective date of a business combination, the purchase price consideration and the relevant assets acquired and liabilities assumed in a manner consistent with the requirement of SFAS 141, "Business Combinations." We also aim to develop effective and consistent valuation methods and techniques to account for such business combinations; and

    (c)
    establish a formal review of the purchase price allocation to be performed by a person not involved in its preparation.

  (4)
  We did not implement effective controls over completeness of information related to commitments and contingencies in various of our subsidiaries.

        In order to remedy this material weakness, we intend to formalize the process by which we gather information from our subsidiaries by explaining why the information is needed, requiring evaluation by local personnel with appropriate expertise on the subject matter, and verifying completeness of the information through review by either our local legal or operating officer (or equivalent positions).

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

Changes in Internal Control over Financial Reporting

        Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In order to remediate the majority of the material weaknesses in internal control over financial reporting we identified as of the end of 2006, we implemented the following changes that materially affected our internal control over financial reporting. The material weaknesses identified as of December 31, 2006 are stated below, followed by the changes in internal controls in 2007.

  •
  We did not maintain an effective monitoring function due to the lack of an effective internal audit function.

    We established an internal audit function, which by December 31, 2007 was fully staffed with personnel with the appropriate skills and/or experience. The Chief Audit Executive developed the audit plan, which was approved by the Audit Committee, and in accordance to this plan several projects were executed.

  •
  We did not maintain effective controls over the segregation of duties at most of our subsidiaries because we failed to complete the required analysis and documentation and at some of our foreign subsidiaries certain personnel had incompatible duties.

    We have completed a full analysis of and documented the segregation of duties at all our subsidiaries. We have developed segregation of duties matrices and thoroughly analyzed them by reviewing the division of responsibilities in each significant process. Where conflicts were noted, related personnel were re-assigned to eliminate such conflicts.

  •
  We did not maintain effective controls over the completeness and accuracy of the tax provision and deferred income tax balances in accordance with U.S. GAAP.

    We developed and implemented controls over the completeness and accuracy of the tax provision and deferred income tax balances, over the classification of differences between permanent/temporary and deductible/non-deductible items. We also implemented adequate levels of review of tax and accounting registers by the appropriate level of accounting personnel at subsidiaries and at the corporate level.

  •
  We did not properly establish, describe and test controls over the process of identification and evaluation based on applicable accounting literature of tax-related contingencies, including income taxes, mineral extraction tax and all relevant taxes levied by local and federal governmental authorities.

    We have established a process for identification and valuation of tax contingencies, whereby a questionnaire and related instructions were prepared and sent out to all our subsidiaries for gathering the necessary information. Subsequently the information received from the subsidiaries was reconciled by the corporate tax department to the supporting documentation received from the locations. Summary of the risks prepared was reviewed by the head of the corporate tax department and the legal department and subsequently compared to the summary of risks identified in the prior year.

  •
  We did not properly establish, document and test controls over the impairment of goodwill, other long-lived assets (e.g., property, plant and equipment and mineral reserves, among others) and equity investees.

    In 2007 we established controls over the process, segregating the duties of preparing and review of financial models. Standardized forms and instructions for the models have been developed for gathering data from our subsidiaries and model templates have been prepared. Impairment tests were performed timely and for all assets subject to such testing.

  •
  We did not properly establish, document and test controls over the calculation of asset retirement obligations.

    To correct this material weakness, we have implemented control procedures to ensure the completeness and accuracy of incoming data used for calculating asset retirement obligations and respective property, plant and equipment amounts. We also improved controls over the accuracy of calculations by reviewing the appraiser's report for completeness and accuracy by qualified personnel and experts, where appropriate, and developing better monitoring controls at the subsidiary and corporate levels. We performed overall analysis of our asset retirement obligation balances, and analyzed causes of changes, as appropriate.

        Based on our testing of the effectiveness of the controls implemented to remediate each of the six material weakness noted above, we concluded that these material weaknesses have been remediated as of December 31, 2007.

        Other than the matters described above and the fourth material weakness identified in "Item 15. Controls and Procedures—(b) Management's Annual Report on Internal Control Over Financial Reporting," there have not been any changes in internal control over financial reporting that occurred in the year ended December 31, 2007 that have materially affected or are reasonably likely to affect our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Roger Gale, chairman of our audit committee, is an "audit committee financial expert." Mr. Gale is independent in accordance with SEC Rule 10A-3. For a description of Mr. Gale's experience, see "Item 6. Directors, Senior Management and Employees—Directors and Executive Officers."

Item 16B.    Code of Ethics

        We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru.

Item 16C.    Principal Accountant Fees and Services

        Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2007, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2007 and 2006, respectively.

	Year ended December 31,
	2007	2006
	(in thousands of U.S. dollars)
Audit Fees	7,977.0	7,776.3
Audit-related fees	—	—
Tax Fees	—	—
All Other Fees	219.0	310.0

Total	8,196.0	8,086.3

Audit Fees

        The amount of audit fees includes fees necessary to perform an audit or interim review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, attest services, consents and assistance with, and review of, documents filed with the SEC. Audit fees also include fees charged to us related to internal control audits.

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

Other Fees

        Other fees include, among other things, fees for the allowable assistance with implementing Section 404 and performing ongoing quality assurance of the accounting and reporting system implementation project, IT audit services and internal staff training fees in connection with the first time adoption and application of FIN 48.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2007 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        We did not repurchase any shares, GDSs or ADSs in 2007.

PART III

Item 17.    Financial Statements

        See instead "Item 18. Financial Statements."

Item 18.    Financial Statements

        The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

Exhibit No.	Description
1.1	Charter of Mechel OAO (new version) registered on February 20, 2007
1.2	Amendment to Charter of Mechel OAO (new version) registered on August 27, 2007
1.3	Amendment to Charter of Mechel OAO (new version) registered on May 7, 2008
8.1	Subsidiaries of Mechel
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MECHEL OAO
	By:	/s/ IGOR V. ZYUZIN
	Name:	Igor V. Zyuzin
	Title:	Chief Executive Officer
Date: June 19, 2008

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the "Group") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As more fully described in Note 3 (g) to the consolidated financial statements, the value of property, plant, and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 (u) to the consolidated financial statements, effective January 1, 2007, the Group adopted the provisions of the FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2008 expressed an adverse opinion thereon.

May 29, 2008

MECHEL OAO (formerly Mechel Steel Group OAO)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share amounts)

	Notes	December 31, 2007	December 31, 2006
ASSETS
Cash and cash equivalents	4	$236,779	$172,614
Trading securities	8	—	270,964
Accounts receivable, net of allowance for doubtful accounts of $26,781 in 2007 and $19,592 in 2006	5	341,756	191,172
Due from related parties	10	4,988	545
Inventories	6	993,668	653,079
Deferred cost of inventory in transit	3(r)	13,190	14,125
Current assets of discontinued operations	2(l)	—	9
Deferred income taxes	21	12,331	7,922
Prepayments and other current assets	7	633,993	332,946

Total current assets		2,236,705	1,643,376
Long-term investments in related parties	9	92,571	429,206
Other long-term investments	9	58,595	44,392
Non-current assets of discontinued operations	2(l)	—	108
Intangible assets, net	11	7,408	4,746
Property, plant and equipment, net	12	3,701,762	2,012,828
Mineral licenses, net	13	2,131,483	269,851
Other non-current assets	14	67,918	—
Deferred income taxes	21	16,755	6,983
Goodwill	2(m)	914,446	45,914

Total assets		$9,227,643	$4,457,404

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current portion of long-term debt	15	$1,135,104	$166,517
Accounts payable and accrued expenses:
Advances received		147,739	96,623
Accrued expenses and other current liabilities		144,083	84,632
Taxes and social charges payable	16	123,794	143,037
Unrecognized income tax benefits	21	79,211	—
Trade payable to vendors of goods and services		222,753	183,485
Due to related parties	10	3,596	2,353
Current liabilities of discontinued operations	2(l)	—	508
Asset retirement obligation, current portion	17	5,366	3,444
Deferred income taxes	21	33,056	58,820
Deferred revenue	3(r)	20,949	7,183
Pension obligations, current portion	18	63,706	11,045
Finance lease liabilities, current portion	19	11,708	6,066

Total current liabilities		1,991,065	763,713
Long-term debt, net of current portion	15	2,321,922	322,604
Restructured taxes and social charges payable, net of current portion	16	—	7,782
Asset retirement obligations, net of current portion	17	65,928	88,914
Pension obligations, net of current portion	18	266,660	59,170
Deferred income taxes	21	701,318	136,154
Finance lease liabilities, net of current portion	19	73,377	51,068
Commitments and contingencies	26
Other long-term liabilities		1,917	—
Minority interests	2(n)	300,523	163,036
SHAREHOLDERS' EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2007 and 2006)	20	133,507	133,507
Additional paid-in capital		415,070	412,327
Accumulated other comprehensive income		305,467	188,218
Retained earnings		2,650,889	2,130,911

Total shareholders' equity		3,504,933	2,864,963

Total liabilities and shareholders' equity		$9,227,643	$4,457,404

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

CONSOLIDATED INCOME STATEMENTS

(in thousands of U.S. dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2007	2006	2005
Revenue, net (including related party amounts of $110,056, $66,998 and $65,431 during 2007, 2006 and 2005, respectively)		$6,683,842	$4,397,811	$3,804,995
Cost of goods sold (including related party amounts of $157,427, $142,959 and $73,829 during 2007, 2006 and 2005, respectively)		(4,166,864)	(2,860,224)	(2,469,134)

Gross profit		2,516,978	1,537,587	1,335,861
Selling, distribution and operating expenses:
Selling and distribution expenses		(621,811)	(418,901)	(450,238)
Taxes other than income tax	22	(83,994)	(82,140)	(90,683)
Accretion expense	17	(3,101)	(7,433)	(3,248)
Loss on write-off of property, plant and equipment	3(l)	—	(2,418)	(12,667)
Provision for doubtful accounts	5	(1,411)	(2,722)	(3,569)
General, administrative and other operating expenses	23	(409,068)	(298,275)	(259,728)

Total selling, distribution and operating expenses		(1,119,385)	(811,889)	(820,133)

Operating income		1,397,593	725,698	515,728
Other income and (expense):
Income (loss) from equity investments	9	8	(9,858)	12,426
Interest income		12,278	8,314	10,049
Interest expense		(98,976)	(38,183)	(40,829)
Gain on revaluation of trading securities		—	50,688	—
Other income, net	24	19,844	69,401	65,920
Foreign exchange gain (loss)		54,700	58,773	(37,435)

Total other income and (expense), net		(12,146)	139,135	10,131

Income before income tax, minority interest, discontinued operations and extraordinary gain		1,385,447	864,833	525,859
Income tax expense	21	(356,320)	(230,599)	(136,643)
Minority interest in income of subsidiaries	2(n)	(116,234)	(31,528)	(6,879)

Income from continuing operations		912,893	602,706	382,337
Income (loss) from discontinued operations, net of tax	2(l)	158	543	(1,157)

Net income		$913,051	$603,249	$381,180

Currency translation adjustment		136,673	148,920	(53,822)
Change in pension benefit obligation		(14,365)	—	—
Adjustment of available-for-sale securities		(5,059)	11,203	2,181
Additional minimum pension liability	18	—	(4,669)	—

Comprehensive income		$1,030,300	$758,703	$329,539

Basic and diluted earnings per share:	20
Earnings per share from continuing operations		$2.19	$1.48	0.95
Income (loss) per share effect of discontinued operations		0.00	0.00	0.00

Net income per share		$2.19	$1.48	0.95

Weighted average number of shares outstanding		416,270,745	408,979,356	403,118,680

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2007	2006	2005
Cash Flows from Operating Activities:
Net income		$913,051	$603,249	$381,180
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		250,333	177,303	147,117
Depletion and amortization		39,982	18,924	20,483
Foreign exchange (gain) loss		(54,700)	(58,773)	37,435
Deferred income taxes		(18,320)	22,299	(12,535)
Provision for (recovery of) doubtful accounts		1,411	2,722	3,569
Inventory write-down		1,227	525	5,938
Accretion expense		3,101	7,433	3,248
Loss on write-off of property, plant and equipment		—	2,418	12,667
Minority interest		116,234	31,528	6,879
Gain on revaluation of trading securities		—	(50,688)	—
Change in undistributed earnings of equity investments		(8)	17,426	(10,426)
Non-cash interest on long-term tax and pension liabilities		6,942	6,173	13,749
Loss on sale of property, plant and equipment		10,581	1,320	1,801
Loss (gain) on sale of investments		13,426	5,047	(2,743)
Gain on discharged asset retirement obligations		(14,430)	(2,112)	—
(Income) loss from discontinued operations		(158)	(543)	1,157
Gain on accounts payable with expired legal term	24	(12,158)	(843)	(23,347)
Gain on forgiveness of fines and penalties	24	(8,311)	(69,767)	(38,383)
Stock-based compensation expense		—	260	—
Amortization of capitalized costs on bonds issue		—	673	1,553
Pension service cost and amortization of prior year service cost		2,681	3,510	2,511
Provision for short-term investment		4,124	—	—

Net change before changes in working capital		1,255,008	718,084	551,853

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Trading securities		257,185	—	—
Accounts receivable		(118,101)	(9,004)	23,602
Inventories		(254,342)	(159,103)	14,614
Trade payable to vendors of goods and services		(19,909)	(47,940)	60,087
Advances received		(56,697)	43,474	(46,269)
Accrued taxes and other liabilities		(67,155)	24,715	14,868
Settlements with related parties		(3,237)	3,430	12,658
Current assets and liabilities of discontinued operations		(234)	(187)	57
Deferred revenue and cost of inventory in transit, net		14,700	(12,316)	4,624
Other current assets		(49,686)	(6,230)	(15,219)
Prepayments to non-state pension funds		(38,981)	—	—
Unrecognized income tax benefits		(13,582)	—	—

Net cash provided by operating activities		904,969	554,923	620,875

(continued on next page)

MECHEL OAO (formerly Mechel Steel Group OAO)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(in thousands of U.S. dollars)

(continued from previous page)

		Year ended December 31,
	Notes	2007	2006	2005
Cash Flows from Investing Activities:
Acquisition of Moscow Coke and Gas Plant, less cash acquired	2(e)	$—	$(156,474)	$—
Acquisition of/Investment in Yakutugol, less cash acquired	2(a)	(1,580,004)	—	(411,182)
Acquisition of Elgaugol, less cash acquired	2(a)	(345,861)	—	—
Acquisition of SKPP, less cash acquired	2(f)	(280,853)	—	—
Acquisition of BFP, less cash acquired	2(h)	(186,665)	—	—
Acquisition of KPSC, less cash acquired	2(g)	(78,304)	—	—
Acquisition of other subsidiaries, less cash acquired		(17,454)	(2,153)	(3,497)
Acquisition of minority interest in subsidiaries	2(n)	(2,378)	(4,016)	(73,936)
Investment in TPP Rousse	2(k)	(73,539)	—	—
Investments in other marketable securities		(3,289)	(2,016)	(7,554)
Proceeds from disposal of non-marketable equity securities		—	6,507	19,388
Other long-term investments		(27,743)	—	—
Repayments of short-term loans issued		18,709	—	—
Proceeds from disposals of property, plant and equipment		456	3,456	2,628
Purchases of mineral licenses		(3,517)	(6,382)	(93,033)
Purchases of property, plant and equipment		(830,024)	(391,460)	(427,521)

Net cash used in investing activities		(3,410,466)	(552,538)	(994,707)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings		4,047,426	883,307	1,577,984
Repayment of short-term borrowings		(3,156,412)	(1,116,762)	(1,686,578)
Dividends paid		(317,893)	(189,583)	(194,154)
Purchase of treasury stock		—	(36,449)	—
Proceeds from disposal of treasury stock		—	1,248	—
Proceeds from long-term debt		2,004,780	415,345	14,815
Repayment of long-term debt		(6,586)	(110,840)	(20,180)
Repayment of obligations under finance lease		(21,434)	(9,048)	(757)

Net cash provided by (used in) financing activities		2,549,881	(162,782)	(308,870)

Effect of exchange rate changes on cash and cash equivalents		19,781	21,236	(30,284)

Net increase (decrease) in cash and cash equivalents		64,165	(139,161)	(712,986)
Cash and cash equivalents at beginning of year		172,614	311,775	1,024,761

Cash and cash equivalents at end of year		$236,779	$172,614	$311,775

Supplementary cash flow information:
Interest paid, net of amount capitalized		$(85,819)	$(38,882)	$(43,354)
Income taxes paid		$(471,004)	$(196,913)	$(171,774)
Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by subsidiaries	20	$2,743	$9,641	$17,460
Acquisition of equipment under finance lease	19	$33,228	$46,855	$10,291
Conversion of debt into shares of subsidiaries		$—	$20,482	$25,595
Treasury shares issued to acquire subsidiary	20	$—	$119,950	$—

MECHEL OAO (formerly Mechel Steel Group OAO)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of U.S. dollars, except share amounts)

	Common shares		Treasury shares			Accumulated other comprehensive income
					Additional paid-in-capital		Retained earnings
	Shares	Amount	Shares	Amount				Total
Balances as of December 31, 2004	416,270,745	$133,507	(13,152,065)	$(4,187)	$304,404	$93,687	$1,530,218	$2,057,629

Net income	—	—	—	—	—	—	381,180	381,180
Dividends	—	—	—	—	—	—	(194,154)	(194,154)
Cumulative translation adjustment for 2005	—	—	—	—	—	(53,822)	—	(53,822)
Adjustment of available-for-sale securities	—	—	—	—	—	2,181	—	2,181
Additional capital arising on acquisition of minority interest (Note 20)	—	—	—	—	17,460	—	—	17,460

Balances as of December 31, 2005	416,270,745	$133,507	(13,152,065)	$(4,187)	$321,864	$42,046	$1,717,244	$2,210,474

Net income	—	—	—	—	—	—	603,249	603,249
Dividends	—	—	—	—	—	—	(189,582)	(189,582)
Cumulative translation adjustment for 2006	—	—	—	—	—	148,920	—	148,920
Additional minimum pension liability (Note 18)						(4,669)		(4,669)
Adjustment of available-for-sale securities	—	—	—	—	—	11,203	—	11,203
Effect of SFAS No. 158 adoption (Note 18)	—	—	—	—	—	(9,282)	—	(9,282)
Purchase of treasury stock from a related party (Note 20)	—	—	(5,648,850)	(36,449)	—	—	—	(36,449)
Stock-based compensation (Note 20)	—	—	155,857	51	1,457	—	—	1,508
Treasury shares used for acquisition of subsidiaries (Note 20)	—	—	18,645,058	40,585	79,365	—	—	119,950
Additional capital arising on acquisition of minority interest (Note 20)	—	—	—	—	9,641	—	—	9,641

Balances as of December 31, 2006	416,270,745	$133,507	—	$—	$412,327	$188,218	$2,130,911	$2,864,963

Net income	—	—	—	—	—	—	913,051	913,051
Dividends (Note 20)	—	—	—	—	—	—	(317,893)	(317,893)
Adjustment of available-for-sale securities	—	—	—	—	—	(5,059)	—	(5,059)
Change in pension benefit obligation (Note 18)	—	—	—	—	—	(14,365)	—	(14,365)
Cumulative translation adjustment	—	—	—	—	—	136,673	—	136,673
Additional capital arising on acquisition of minority interest (Note 20)	—	—	—	—	2,743	—	—	2,743
Effect of FIN 48 adoption (Note 21)	—	—	—	—	—	—	(75,180)	(75,180)

Balances as of December 31, 2007	416,270,745	$133,507	—	$—	$415,070	$305,467	$2,650,889	$3,504,933

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1. GENERAL

(a)   Formation

        Mechel OAO ("Mechel", formerly—Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the "Controlling Shareholders"). The Controlling Shareholders, directly or through their affiliates, either acquired existing companies or established new companies, at varying dates from 1995 through March 19, 2003, which were contributed to Mechel after its formation. Mechel and its subsidiaries are collectively referred to herein as the "Group". Set forth below is a summary of the Group's primary subsidiaries:

				Interest in voting stock held by the Group at December 31,
Name of subsidiary	Registered in		Date control acquired*
		Core business		2007	2006	2005
Mechel International Holdings AG (MIH)(1)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	100.0%	100.0%	100.0%
Mechel Trading House (MTH)	Russia	Holding and trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC), including its most significant subsidiaries:	Russia	Holding and trading	Jan 21, 1999	93.5%	93.5%	93.7%
Krasnogorsk Open Pit Mine (KOPM)**	Russia	Coal mining	Jan 21, 1999	—	—	88.9%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.4%	74.4%	74.4%
Olzherassk Open Pit Mine (OOPM)	Russia	Coal mining	Dec 28, 1999	—	82.9%	81.9%
Lenin Mine (LM)**	Russia	Coal mining	Dec 29, 2001	—	—	79.0%
Usinsk Mine (UM)***	Russia	Coal mining	Dec 29, 2001	—	—	80.2%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	93.8%	93.7%	93.7%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	79.9%	79.9%	79.9%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	90.4%	90.4%	90.3%
Mechel Targoviste SA	Romania	Steel products	Aug 28, 2002	86.6%	86.6%	83.7%
Mechel Zeljezara (MZ)	Croatia	Steel products	March 17, 2003	100%	100%	100.0%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	85.6%	85.6%	85.5%
Mechel Campia Turzii SA	Romania	Steel products	June 20, 2003	86.56%	86.56%	84.9%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Energo	Russia	Power trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	97.1%	96.93%	80.0%
Izhstal	Russia	Steel products	May 14, 2004	88.2%	87.9%	87.7%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	90.4%
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec 20, 2005	100.0%	100.0%	100.0%
Metals Recycling OOO	Russia	Scrap collecting	March 14, 2006	100.0%	100.0%	—
Mechel Hardware OOO	Russia	Trading	March 21, 2006	100.0%	100.0%	—
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	97.11%	98.94%	—
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.04%	—	—
Southern Kuzbass Power Sales Company (SKPS)	Russia	Power sales	June 30, 2007	72.03%	—	—
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%	—	—
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%	—	—

*
Date when a control interest was acquired by either the Group or Controlling Shareholders.
**
Merged with SKCC in October 2006
***
Merged with Lenin Mine in March 2006
(1)
Formerly—Mechel Trading AG (MT). Renamed on December 20, 2005

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1. GENERAL (Continued)

(b)   Controlling Shareholders and Reorganization

        From 1995 until December 2006, the Controlling Shareholders acted in concert pursuant to a written Ownership, Control and Voting Agreement, which requires them to vote all shares of Mechel's subsidiaries owned by them in the same manner. The establishment of the Group in March 2003 involved the contribution of certain of the above subsidiaries, acquired before March 19, 2003, by the Controlling Shareholders to Mechel in exchange for all the outstanding capital stock of Mechel, forming a new holding company via an exchange of shares.

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

        During 2006, one of the Controlling Shareholders sold all his Mechel's stock to the other Controlling Shareholder, and Ownership, Control and Voting Agreement was terminated on December 21, 2006.

(c)   Basis of Presentation

        The formation of Mechel and contribution of the subsidiaries' shares into Mechel's capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner akin to a pooling for the periods presented.

(d)   Business

        The Group operates in three business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and nickel) and power (comprising electricity and heat power), and conducts operations in Russia, Lithuania and Central and Eastern Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel, mining and power group. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group's results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvement programs. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS

        As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2005 and December 31, 2007.

(a)   Yakutugol and Elgaugol

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

        The purchase of 25% plus one share of Yakutugol was accounted for using the equity method. The following table summarizes the fair values of net assets of Yakutugol at the date of acquisition of 25% of charter capital plus one share:

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

        The Group's share in the Yakutugol's net income (loss) for the period from January 1 through October 19, 2007 and the years ended December 31, 2006 and 2005 of ($6,115), ($13,628) and $9,353 includes the effect of depletion of mineral licenses.

        As a result of the auction conducted on October 5, 2007 by the Russian Federal Fund acting on behalf of the Republic of Sakha, and Russian Railways ("RZD") (collectively, the "Sellers"), the Group acquired 75% less one share of Yakutugol, 71.21% of Elgaugol (68.86% of the shares was acquired in the auction and 2.35% had been owned by Yakutugol), and the railway real estate complex for a total of $2,337,089 under the Sales and Purchase Agreement. These acquisitions are in line with Mechel's strategy to further develop its mining segment.

        The total purchase price of $2,337,089 was allocated based on the underlying Purchase and Sales Agreement fair values of the items purchased as follows: $1,600,279 for 75% less one share of Yakutugol and $736,810 for 68.86% of Elgaugol and the railway real estate complex. Such allocation generally reflects the fair values of the components.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

        Pursuant to the Purchase and Sales Agreement, the winner was to acquire the ownership of the shares upon 100% payment of the tendered amount. The Group fulfilled its obligations through the payment made of a combination of own cash and borrowed funds, most of which were provided by VTB Bank. Upon completion of the transferring of the ownership and making a respective record in the securities register, Mechel became the legitimate owner of the controlling stakes in the two companies and the railway real estate complex.

        The acquisition of 75% less one share of Yakutugol was accounted for using the purchase method of accounting. The results of operations of Yakutugol are included in the consolidated financial statements from the date of acquisition of control. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

October 19, 2007
Cash and cash equivalents	20,275
Other current assets	174,967
Property, plant and equipment	704,838
Mineral licenses	1,348,861
Other non-current assets	25,007
Current liabilities	(140,287)
Long-term liabilities	(198,701)
Deferred income taxes	(388,032)

Fair value of net assets of Yakutugol	1,546,928
Share in net assets acquired	1,160,196
Goodwill	440,083

Total investment	1,600,279

        Goodwill of $440,083 arising from the Group's acquisition of Yakutugol represents expected benefits from the synergies related to coal trading as the Group becomes a stronger player in Russia and abroad while building a reliable foundation for the long-term development of the Group's coal mining.

        At date of the 75% less one share acquisition of Yakutugol shares, the initial equity investment amounted to $431,825, of which $53,970 represented goodwill embedded in the investment.

        Current mineral licenses of Yakutugol expire in 2014, but based on the provisions of the Russian Subsoil Law their extension through the end of the estimated proven and probable reserve depletion period is considered by management to be reasonably assured. Consequently, the value assigned to mineral licenses includes such reasonably assured license extensions. Yakutugol's mineral licenses are amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period (2029).

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

        Elgaugol holds the license for the development of the Elga coal deposit, located in the Far Eastern part of the Russian Federation, and currently this location is accessible only by helicopter. The objective of acquiring Elgaugol is to obtain access to deposits of high quality coking coal, which lays a solid foundation for long term development of the Mining segment. The acquired railway real estate complex includes the unfinished 60 km section of the railway spur track from Zeisk station of the Far Eastern Railway to the Elga coal deposit with related access roadway. The current license expires in 2019 and is subject to renewal conditioned upon complying with certain commitments and obligations undertaken by Mechel under the Purchase and Sales Agreement and the license requirements.

        As part of the auction conditions, Mechel has committed to complete the railway by September 2010. In addition to the construction of the railway, Mechel has to meet certain operating related milestones as follows: (a) complete legal permits for the minefield development by June 2009, (b) commence construction of the mining plant by November 2009, (c) complete construction of the mining plant, with the required water-supply system, and commence coal production by October 2010, (d) reach estimated annual coal production of 9 million tonnes by July 2013, and (e) reach estimated annual coal production of 18 million tonnes by July 2018. There are risks that Mechel will not be able to comply with all requirements, particularly with the timely construction of the railway, which will be built over more than one hundred bridges, in the isolated area of the Elgaugol minefield. In early 2008, Mechel contracted the construction of the railway for $1,361,784.

        Due to the remoteness of the location and weather conditions, as of May 29, 2008, Mechel has not completed the allocation of the purchase price between Elgaugol and the railway property, pending the railway property appraisal to be undertaken in 2008. Based on the Group's preliminary allocation, which was based on the contractual agreement between Mechel and the Sellers, the Group assigned $346,532 to Elgaugol and the remaining $390,278 to the railway property.

        Elgaugol OAO is a Development Stage Entity, which does not meet the definition of a business for accounting purposes, as defined in EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business", due to the fact that acquired set of assets is not able, on a stand alone basis, to perform normal operations and generate revenue stream. Mechel has accounted for this transaction as an asset acquisition. The following table summarizes the allocation

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

of acquisition costs of $355,408 (which includes $346,532 paid in cash for 68.86% of the shares acquired in the auction and $8,876 related to 2.35% in Elgaugol owned by Yakutugol) to net assets acquired:

October 24, 2007
Cash and cash equivalents	640
Other assets	420
Mineral licenses	474,620
Current liabilities	(5,974)
Non-current liabilities	(1,334)
Deferred income taxes	(112,964)

Total costs allocated	355,408

Total investment	355,408

        Yakutugol, Elgaugol and the railway real estate complex are included in the mining segment.

        At the same auction, and as part of the Purchase and Sales Agreement Mechel acquired additional railway assets for a total of $50,104, of which title over assets valued at $10,032 is disputed in courts between RZD and a third party. As stipulated in the Purchase and Sales Agreement, if the dispute is not resolved in the favor of RZD, or if it is not resolved within eighteen months from the date of the auction, any amounts Mechel paid to RZD will be refunded. Mechel had paid $31,230 for these assets by December 31, 2007.

(b)   Chelyabenergo

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

        In December 2005, the Group sold vast majority of shares of Chelyabenergo OAO E&E, Chelyabinsk Generating Holding Company, Chelyabinsk Energy Holding Company and Southern Urals Hydroelectric Station (4.9%, 5.15%, 4.75% and 4.75% of each company, respectively), for the total consideration of $12,512, realizing a gain of $2,500 on such disposal. As of December 31, 2005, the

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

Group's total investment in Chelyabenergo Group entities was $4,792, the Group possessed between 0.6% and 15.05% share in Chelyabenergo Group entities.

        In 2006, Chelyabenergo OAO E&E, Chelyabinsk Generating Holding Company, Chelyabinsk Energy Holding Company and Southern Urals Hydroelectric Station merged to form OGK-3. During February-April 2006, the Group both purchased and sold insignificant number of shares of Chelyabenergosbyt, Chelyabenergo OAO E&E, Chelyabinsk Power Circuit and OGK-3, realizing a total gain of $1,714 on those operations. As of December 31, 2006, the Group possessed between 0.1% and 15.73% share in Chelyabenergo Group entities, and total investment therein was $15,681.

        In 2007, the Group increased insignificantly its interest in OGK-3 by purchasing 0.039% for the total consideration of $3,212. The investment is included in the power segment.

(c)   Mechel Coal Resources

        Mechel Coal Resources consisted of the assets of Coal Washing Factory-38, a coal washing plant, and Gorbachev Mine, an underground coal mine primarily producing coking coal, which the Group acquired in December 2003 and May 2004, respectively. In August 2005, the Group made a decision to sell Mechel Coal Resources to Coal Trade Company, a Kazakh company not associated with the Group, for the total of $7,000. In addition, Coal Trade Company agreed to repay the $5,200 long-term loan issued by Mechel International Holdings AG to Mechel Coal Resources, which was included in the net assets of Mechel Coal Resources of $4,964 as of the date of sale. The total gain on disposal of Mechel Coal Resources amounted to $2,036. The investment was included in the mining segment.

(d)   Metals Recycling

        On March 14, 2006, the Group acquired Metals Recycling OOO ("Metals Recycling"), a full-scale metal collector and processor, for $4,824 in cash, $2,053 of which was payable by June 30, 2006. Metals Recycling includes 8 operating scrap collecting facilities located in Chelyabinsk Region, Russia, with the total capacity of 178 thousand tonnes of scrap. As of the date of acquisition, Metals Recycling owned 51% in each of its subsidiaries Ecomet+ OOO, VtorResurs-Yuzhny OOO, PKF Vtormet OOO, PromComplex OOO, which are all integrated into the Metals Recycling business process. These entities are included in the steel segment.

        The acquisition of Metals Recycling was accounted for using the purchase method of accounting. The results of operations of Metals Recycling are included in the consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

from the date of control, March 14, 2006. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

March 14, 2006
Cash and cash equivalents	618
Other current assets	1,690
Property, plant and equipment	3,443
Current liabilities	(3,533)
Deferred income taxes	(568)

Fair value of net assets acquired	1,650
Goodwill	3,174

Total investment	4,824

(e)   Moscow Coke and Gas Plant

        During July-September 2006, the Group acquired shares of Moscow Coke and Gas Plant ("Moskoks") and its subsidiaries. On September 25, 2006, the Group's share in Moskoks reached 98.94%, acquired partially for $178,958 in cash, and through exchange of 18,645,058 shares of Mechel OAO, which were valued at fair market price as of the date of exchange at $119,950. Total cost of investment in Moskoks was $298,908 as of the date of acquisition.

        Moskoks is a well-established coke and chemical producer located in the Moscow region. The plant's annual production capacity is about 1.5 million tonnes of coke. Products are sold domestically, mainly to Russia's central region manufacturers, as well as shipped abroad, in particular to the Ukraine and European Union countries.

        The acquisition of Moskoks was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $15,550 of the amounts that otherwise would have been assigned to property, plant and equipment, in accordance with SFAS No. 141, "Business Combinations". The results of operations of Moskoks are included in the consolidated financial statements from the date of control,

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

September 25, 2006. The following table summarizes the fair values of net assets acquired at the date of acquisition of control. Moskoks is included in the steel segment.

September 25, 2006
Cash and cash equivalents	22,484
Non current assets	69,247
Marketable securities	216,097
Other current assets	42,191
Current liabilities	(15,289)
Non current liabilities	(2,788)
Deferred income taxes	(29,705)

Fair value of net assets acquired	302,237
Minority's share in net assets	(3,329)

Total investment	298,908

        On September 11, 2007, Moskoks sold its two wholly-owned subsidiaries holding 19.39% and 19.59% interest in Moskoks, respectively, to another Group's subsidiary, Mechel-Coke, a wholly owned subsidiary of CMP. As a result of the transaction the Group's interest in Moskoks was diluted from 98.94% to 97.11% as the Group's interest in CMP amounted to 93.82%.

(f)    Southern Kuzbass Power Plant

        On April 19, 2007, the Group acquired 94.33% of the common shares of Southern Kuzbass Power Plant ("SKPP"), a power generating plant located in the town of Kaltan, Kemerovo Region, at a public auction for $270,809 in cash. The objective of acquiring SKPP is to increase Mechel's performance through producing high value-added electric power using the Group's own steam coal. The acquisition of the new power generating assets is also aimed at developing the Power segment of Mechel's business.

        The acquisition of SKPP was accounted for using the purchase method of accounting. The results of operations of SKPP are included in the consolidated financial statements from the date of

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

acquisition of control, April 19, 2007. The following table summarises the fair values of net assets acquired at the date of acquisition of control.

April 19, 2007
Cash and cash equivalents	791
Other current assets	10,008
Other non-current assets	325
Property, plant and equipment	160,833
Current liabilities	(4,106)
Non-current liabilities	(7,290)
Deferred income taxes	(24,744)

Fair value of net assets acquired	135,817
Minority's share in net assets	(7,704)
Goodwill	142,696

Total investment	270,809

        After the acquisition date and prior to December 31, 2007, the Group acquired additional 3.71% interest for $10,835. The following table summarizes the fair value of net assets at the date the major block of shares was acquired. SKPP is included in the power segment.

August 16, 2007
Fair value of net assets acquired	4,884
Goodwill	5,951

Total investment	10,835

        Goodwill of $148,647 arising from the Group's acquisition of SKPP represents expected benefits from the synergies related to reduction of production costs through generating the Group's own electric power, as well as synergies from using its own coal mined in the vicinity of SKPP. In addition, the acquisition of SKPP enables the Group to improve self-sufficiency of the mining and steel segments and produce higher value-added products, such as electricity and heat energy.

(g)   Kuzbass Power Sales Company

        On June 30, 2007, the Group acquired 49% of the common shares of Kuzbass Power Sales Company ("KPSC") at a public auction in addition to 1.2% of the shares acquired by the Group previously for the total $46,401. KPSC is a power distribution company in Siberia, located in the city of Kemerovo. The primary reason for the acquisition of KPSC was the Group's intention to expand the Power segment of Mechel's business by obtaining additional market and established client base for high value added products, such as electric and heat energy, produced by the KPSC power generating facilities.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

        The acquisition of KPSC was accounted for using the purchase method of accounting. The results of operations of KPSC are included in the consolidated financial statements from the date of acquisition of control, June 30, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

June 30, 2007
Cash and cash equivalents	8,988
Other current assets	12,714
Other non-current assets	230
Property, plant and equipment	25,631
Current liabilities	(28,470)
Non-current liabilities	(2,706)
Deferred income taxes	(2,955)

Fair value of net assets acquired	13,432
Minority's share in net assets	(6,682)
Goodwill	39,651

Total investment	46,401

        In October and November 2007, the Group acquired additional 21.83% interest for $40,891. The following table summarizes the fair value of net assets at the date the major block of shares was acquired. KPSC is included in the power segment.

October 26, 2007
Fair value of net assets acquired	3,725
Goodwill	37,166

Total investment	40,891

(h)   Bratsk Ferroalloy Plant

        On August 6, 2007, the Group acquired 100% of Bratsk Ferroalloy Plant ("BFP") for $186,862. BFP is a high grade ferrosilicon producer, located in the Irkutsk Region and has advantageous geographical position. The acquisition is in line with the Group strategy of developing its Steel segment, as Mechel's steel subsidiaries consume ferroalloys in its melting operations. An acquisition of ferroalloy plant, in which energy costs are dominant, will enable the Group to gain synergetic effect both due to the plant's consumption of Mechel's own coal and its supplies of ferroalloys for subsequent processing within the Group.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

        The acquisition of BFP was accounted for using the purchase method of accounting. The results of operations of BFP are included in the consolidated financial statements from the date of acquisition of control, August 6, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control. BFP is included in the steel segment.

August 6, 2007
Cash and cash equivalents	197
Other current assets	20,747
Property, plant and equipment	75,395
Current liabilities	(1,611)
Non-current liabilities	(9,102)
Deferred income taxes	(13,415)

Fair value of net assets acquired	72,211
Goodwill	114,651

Total investment	186,862

        Goodwill of $114,651 arising from the Group's acquisition of BFP represents expected benefits from the synergies related to reduction of production costs through using own ferroalloys in the Group's subsidiaries melting operations.

(i)    Transkol

        On May 29, 2007, the Group acquired a 100% interest in Transkol OOO, a company with local railway access to a railway junction located near Southern Kuzbass Coal Company ("SKCC"), for $7,173 in cash. The acquisition of Transkol is in line with the Group's intention to develop coal production at Erunakovskaya mine, owned by SKCC. The premium paid resulted in a goodwill, none of which will be deductible for income tax purposes. The company is included in the mining segment.

        The acquisition of Transkol was accounted for using the purchase method of accounting. The results of operations of Transkol are included in the consolidated financial statements from the date of

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

control, May 29, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

May 29, 2007
Cash and cash equivalents	8
Other current assets	277
Property, plant and equipment	1,711
Current liabilities	(217)
Deferred income taxes	(119)

Fair value of net assets acquired	1,660
Goodwill	5,513

Total investment	7,173

(j)    Temryuk-Sotra

        On July 2, 2007, the Group acquired a 100% interest in Temryuk-Sotra, including Souztranzit and Tehnoprodintorg, seaport for $6,254 in cash. The acquisition is in line with Mechel's further developing of its own transport infrastructure. Temryuk-Sotra seaport is located at the Taman shore of the Sea of Azov and is expected to be utilized for primarily coal transportation by small tonnage river-sea type vessels. The competitive advantage of the port of Temryuk is determined by its geographical location, proximity to sea communications, year-round navigation, and available railroad and highway access. The acquisition allows the Group to minimize dependence on transport market conditions and reduce transportation costs. The company is included in the mining segment.

        The acquisition of Temryuk-Sotra was accounted for using the purchase method of accounting. The results of operations of Temryuk-Sotra are included in the consolidated financial statements from the date of acquisition of control, July 2, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control.

July 2, 2007
Cash and cash equivalents	147
Other current assets	1,651
Property, plant and equipment	9,167
Current liabilities	(5,127)
Non-current liabilities	(916)
Deferred income taxes	(1,379)

Fair value of net assets acquired	3,543
Goodwill	2,711

Total investment	6,254

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

(k)   Toplofikatsia Rousse

        On December 17, 2007, the Group acquired a 49% interest in Toplofikatsia Rousse ("TPP Rousse"), a power plant located in Rousse, Republic of Bulgaria, for $73,539 in cash. Following the approval by the Post-Privatization Control Agency of Bulgaria and Antimonopoly Committee of Bulgaria, Mechel International Holdings, acquired 49% of the shares from the TPP Rousse's 100% owner, Holding Slovenske elektrarne d.o.o. ("HSE") of Slovenia.

        The power plant potential capacity is 400 MW and it has total heat capacity of 35 Gcal/h and a staff of more than 700 employees. As of the date of acquisition, only some of the plant's generators produced electric power, thus the plant's capacity was under-utilized.

        The acquisition is in line with the Group's strategy to develop power segment. Management has an intention, but not a commitment, to increase its interest to a controlling stake in the future.

        The purchase of TPP Rousse shares was accounted for using the equity method of accounting and is included within long-term investments in related parties as of December 31, 2007. Property, plant and equipment of TPP Rousse were valued by independent appraisers as of the date of acquisition of its shares. The Group's share in results of operations of TPP Rousse is included in the consolidated financial statements from the date of acquisition of shares, December 17, 2007. The individual assets and liabilities of TPP Rousse are not included in the accompanying consolidated financial statement of the Group as the Group accounts for TPP Rousse as its equity-method investment. The following table summarizes the fair values of net assets of TPP Rousse at the date of acquisition of shares:

December 17, 2007
Cash and cash equivalents	1,924
Other current assets	9,161
Non-current assets	277
Property, plant and equipment	73,056
Current liabilities	(31,908)
Non-current liabilities	(8,871)
Deferred income taxes	(2,561)

Fair value of net assets acquired	41,078
Share of controlling shareholders in net assets of TPP Rousse	(20,950)
Excess of investment over fair value of net assets acquired	53,411

Total investment	73,539

        The excess of investment over fair value of net assets of TPP Rousse acquired of $53,411 represents expected benefits from the synergies related to vertical integration of the Group's business and expansion into additional markets for steam coal used to fuel power plants in the European Union.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

(l)    Discontinued operations

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

        Consequently, as of December 31, 2006, the Group's investment in Mechel Zeljezara was presented in the consolidated balance sheet, as follows:

December 31, 2006
Condensed balance sheet select data
Cash and cash equivalents	9
Other current assets	—

Total current assets	9

Property, plant and equipment and other non-current assets	108

Total non-current assets	108

Accounts payable and accrued liabilities	(508)

Total current liabilities	(508)

        The bankruptcy proceedings terminated on October 18, 2007 and resulted in a net gain of $158 upon liquidation.

        For the three years ended December 31, 2007, the Group's operations pertaining to Mechel Zeljezara were presented on a net basis, as follows:

	2007	2006	2005
Revenues and operating gains	—	—	12
Operating income (loss)	—	235	(116)
Income (loss) before taxes	158	543	(1,157)
Income tax effects	—	—	—

Income (loss) from discontinued operations, net of tax	158	543	(1,157)

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

        Mechel Zeljezara belonged to the steel segment.

(m)  Goodwill

Balance at December 31, 2004	39,441
Translation difference	139

Balance at December 31, 2005	39,580

Acquisition of Metal Recycling (Note 2(d)), Steel segment	3,174
Translation difference	3,160

Balance at December 31, 2006	45,914

Acquisition of Yakutugol OAO (Note 2(a)), Mining segment	494,052
Acquisition of Southern Kuzbass Power Plant (Note 2(f)), Power segment	148,647
Acquisition of Bratsk Ferroalloy Plant (Note 2 (h)), Steel segment	114,651
Acquisition of Kuzbass Power Sales Company (Note 2(g)), Power segment	76,817
Acquisition of Transkol (Note 2 (j)), Mining segment	5,513
Acquisition of Temruk-Sotra (Note 2(o)), Mining segment	2,711
Acquisition of Prommet, Steel segment	1,857
Translation difference	24,284

Balance at December 31, 2007	914,446

        Goodwill arising on the above acquisitions is not deductible for tax purposes.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

(n)   Minority interest

        The following table summarizes changes in minority interest for the three years ended December 31, 2007:

Balance at December 31, 2004	214,824
New acquisitions	384
Purchase of the minority interest in existing subsidiaries by the Group	(82,241)
Reduction on disposal of discontinued operations	(321)
Minority's share in subsidiaries' income from continuing operations	6,879
Translation adjustment	(11,691)

Balance at December 31, 2005	127,834

New acquisitions	3,329
Purchase of the minority interest in existing subsidiaries by the Group	(6,186)
Minority's share in subsidiaries' income from continuing operations	31,528
Translation adjustment	6,531

Balance at December 31, 2006	163,036

New acquisitions	5,777
Purchase of the minority interest in existing subsidiaries by the Group	5,139
Minority's share in subsidiaries' income from continuing operations	116,234
Translation adjustment	10,337

Balance at December 31, 2007	300,523

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

        At various dates during 2007, 2006 and 2005, the Group purchased minority interest in the following subsidiaries:

Year ended December 31, 2005:

		Minority interest acquired
	Date of acquisition	%	amount	Cash paid
Chelyabinsk Metallurgical Plant (CMP)	Different dates throughout the year	6.81%	43,882	52,927
Izhstal	January-September	25.14%	30,784	15,999
Korshunov Mining Plant (KMP)	Different dates throughout the year	10.52%	—	3,424
Tomusinsk Auto Warehouse (TAW)	April-November	15.72%	2,882	543
Siberian Central Processing Plant (SCPP)	March 14, 2005	5.46%	85	461
Southern Urals Nickel Plant (SUNP)	April-November	0.62%	—	174
Tomusinsk Energo Management (TEM)	April-November	12.93%	1,462	163
Krasnogorsk Open Pit Mine (KOPM)	January-November	1.50%	444	101
Kuzbass Central Processing Plant (KCPP)	January-February	0.16%	1,071	53
Sibirginsk Open Pit Mine (SOPM)	January-March	0.68%	1,080	33
Beloretsk Metallurgical Plant (BMP)	June-December	0.11%	35	25
Olzherassk Open Pit Mine (OOPM)	January-November	1.16%	147	13
Lenin Mine (LM)	April-November	0.43%		10
Vzryvprom	April-November	1.93%	34	9
Other individually insignificant purchases	February-November		5	1
Mechel Targoviste SA	April-December	2.62%	52	—
Mechel Campia Turzii SA	June-December	3.90%	278	—

			82,241	73,936

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

Year ended December 31, 2006:

		Minority interest acquired
				Cash paid
	Date of acquisition	%	amount
Southern Kuzbass Coal Company (SKCC)	March-December	0.07%	1,788	2,364
Mechel Targoviste SA	September	2.94%	1,523	—
Port Posiet	February-November	16.90%	1,295	1,302
Mechel Campia Turzii SA	August-November	1.63%	927	—
Krasnogorsk Open Pit Mine (KOPM)	Different dates throughout the year	0.77%	338
Izhstal	August-December	0.23%	272	216
Korshunov Mining Plant (KMP)	Different dates throughout the year	0.10%	22	119
Tomusinsk Auto Warehouse (TAW)	October	0.05%	8	—
Chelyabinsk Metallurgical Plant (CMP)	March-July	0.00%	6	7
Beloretsk Metallurgical Plant (BMP)	March-July	0.02%	7	8

			6,186	4,016

Year ended December 31, 2007:

		Minority interest acquired
				Cash paid
	Date of acquisition	%	amount
Southern Kuzbass Coal Company (SKCC)	January-September	0.05%	147	1,269
Chelyabinsk Metallurgical Plant (CMP)	February-April	0.09%	629	635
Izhstal	January-June	0.27%	350	328
Tomusinsk Energo Management (TEM)	March-May	2.08%	327	107
Korshunov Mining Plant (KMP)	January-October	0.02%	11	32
Port Posiet	February-July	0.16%	20	7

			1,484	2,378

        On different dates throughout 2005, the Group acquired 6.81% of voting stock of CMP for consideration of $52,927 paid in cash. The purchase of a minority interest in CMP was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $11,900 of the amounts that otherwise would have been assigned to property, plant and equipment in accordance with SFAS No. 141. The purchase of minority share in CMP was recorded in the consolidated financial statements for the year ended December 31, 2005.

        On different dates throughout 2005, the Group acquired 25.14% of voting stock of Izhstal for consideration of $15,999 paid in cash. The purchase of a minority interest in Izhstal was accounted for

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

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

        In accordance with purchase agreement concluded on acquisition of Mechel Targoviste and Mechel Campia Turzii, on different date throughout 2006 and 2005 the Group converted long-term debt of these two companies into shares. As a result of these conversions, the Group's share was increased by 2.94% and 2.62% in Mechel Targoviste and by 1.63% and 3.9% in Mechel Campia Turzii, in 2006 and 2005, respectively.

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

        On September 11, 2007, Moskoks transferred the 100% interest in its two wholly-owned subsidiaries, holding 19.39% and 19.59% of shares in Moskoks, respectively, to Mechel-Coke, another Group's subsidiary (Note 2(e)). Due to the dilution of the Group's interest in Moskoks from 98.94% to 97.11%, the minority interest increased by $6,624.

        The Group has accounted for the purchases of minority interest under the purchase method of accounting.

(o)   Pro forma condensed consolidated income statement data (unaudited)

        The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2007, gives effect to the business combinations that occurred in 2007, as if they had occurred at the beginning of 2007 and (ii) 12 months ended December 31, 2006,

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

2. ACQUISITIONS, INVESTMENTS AND DISPOSALS (Continued)

gives effect to the business combinations that occurred in 2007 and 2006, as if they had occurred at the beginning of 2006:

	Year ended December 31,
	2007	2006
Revenue, net	7,449,979	5,231,540
Net income	949,337	710,330
Net income per share	2.28	1.74

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

(a)   Basis of accounting

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) foreign currency translation; (5) deferred income taxes; (6) accounting for tax penalties; (7) revenue recognition; (8) valuation allowances for unrecoverable assets; and (9) recording investments at fair value.

(b)   Basis of consolidation

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

(c)   Goodwill and negative goodwill

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

(d)   Minority interest

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   Reporting and functional currencies

        The Group has determined its reporting currency to be the U.S. dollar. The functional currencies for Russian and Romanian subsidiaries of the Group are the ruble and the Romanian lei, respectively. The U.S. dollar is the functional currency of the other international operations of the Group.

        The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income. Mechel's Russian and Romanian subsidiaries translate rubles and leis into U.S. dollars using the current rate method as prescribed by SFAS No. 52 for all periods presented.

(f)    Management estimates

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

(g)   Property, plant and equipment

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

(h)   Mining assets and processing plant and equipment

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (refer to Note 3(j)), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date.

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

(i)    Other property, plant and equipment

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated income statement.

        The following useful lives are used as a basis for calculating depreciation:

Category of asset	Useful economic lives estimates, years
Buildings	20-45
Land improvements	20-50
Operating machinery and equipment, including transfer devices	7-30
Transportation equipment and vehicles	4-15
Tools, furniture, fixtures and other	4-8

(j)    Mineral licenses

        The mineral licenses are recorded at their fair values at the date of acquisition, based on the appraised fair value. Fair value of the mineral licenses acquired prior to August 22, 2004 (the date of change in the Russian Subsoil Law that makes license extensions through the end of the estimated proven and probable reserve period reasonably assured), is based on independent mining engineer appraisals for proven and probable reserves during the license term. Such mineral licenses are amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period.

        Fair value of the mineral licenses acquired after August 22, 2004 is based on independent mining engineer appraisals of the estimated proven and probable reserve through the end of the depletion period. Such mineral licenses are amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period.

(k)   Intangible assets

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

(l)    Long-lived assets impairment, including definite-lived intangibles and goodwill

        The Group follows the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), with respect to impairment of goodwill. The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill,

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

licenses to use mineral reserves (inclusive of capitalized costs related to assets retirement obligations (ARO)), and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by SFAS No. 144 and SFAS No. 142. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other factors), production levels, capital and reclamation costs, all based on the engineering life of mine plans. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and Mechel Campia Turzii S.A. were closed and abandoned in early 2006 with property, plant and equipment being disposed of other than by sale. As of December 31, 2005, the carrying value of property, plant and equipment of these workshops was $5,825 for Mechel Targoviste S.A. and $6,842 for Mechel Campia Turzii S.A. and was written off in full amount. As of December 31, 2007 and 2006, the Group reviewed the remaining property, plant and equipment of these Romanian subsidiaries for impairment. As a result of such impairment analysis, the Group did not consider the assets impaired.

(m)  Finance lease

        The cost of equipment acquired under the capital (finance) lease contracts is measured at lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet in full amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review. Capital lease liabilities are divided into long-term and current portion based on the agreed payment schedule and discounted using the lessor's implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included into depreciation charge for the period.

(n)   Inventories

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

(o)   Accounts receivable

        Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. The Group reviews the valuation of accounts receivable on a regular basis. The amount of provision for doubtful debts is calculated based on the ageing of balances in accordance with contract terms. The Group applies specific rates to

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered nonrecoverable (those aged over 3 years or due from bankrupt entities) are written-off against provision or charged off to operating expenses (if no provision was created in previous periods).

(p)   Cash and cash equivalents

        Cash and cash equivalents comprise cash on hand and in transit, checks and deposits with banks, as well as other bank deposits with an original maturity of three months or less.

(q)   Retirement benefit obligations

        The Group's Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). The Group's contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

        Contribution to the Russian Pension Fund together with other social contributions are included within a unified social tax ("UST"), which is calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280 thousand rubles or approximately $12 translated at the exchange rate of the rubles to the U.S. dollar at December 31, 2007) to 2% (applied to the part of the annual gross salary above 600 thousand rubles or approximately $25 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2007) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2007, 2006 and 2005 were $71,329, $53,276 and $47,893, respectively.

        In addition, the Group has a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. The Group accounts for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan. The Group's obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds. The Group adoption of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" in 2006 resulted in the increase in recognized pension benefit obligations by $9,282 with a corresponding decrease in accumulated other comprehensive income.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)   Revenue recognition

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

        In the power segment (see Note 25), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis and issued a few days after each month end.

        Sales are recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

(s)   Advertising costs

        Advertising costs are expensed as incurred. During the years ended December 31, 2007, 2006 and 2005 advertising costs were insignificant.

(t)    Shipping and handling costs

        The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling, distribution and operating expenses. These costs totaled $330,290, $351,727 and $389,598 for the years ended December 31, 2007, 2006 and 2005, respectively.

(u)   Income taxes

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

        On January 1, 2007, the Group adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109". FIN 48 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group accounted for $75,180, including interest and penalties for $19,253, as a cumulative adjustment of the adoption of FIN 48 to the January 1, 2007 retained earnings. As of December 31, 2007, the Group included accruals for unrecognized income tax benefits totaling approximately $79,211, including interest and penalties for $28,911, as a component of accrued liabilities. Interest and penalties recognized in accordance with FIN No. 48 are classified in the financial statements as income taxes.

(v)   Comprehensive income

        SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2007, 2006 and 2005, in addition to the net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency, in accordance with SFAS No. 52, adjustments of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of SFAS No. 158.

        Accumulated other comprehensive income is comprised of the following components:

	December 31, 2007	December 31, 2006
Cumulative translation adjustment	327,808	191,135
Unrealized gains on available-for-sale securities	5,975	11,034
Pension adjustments (Note 18)	(28,316)	(13,951)

Total accumulated other comprehensive income	305,467	188,218

(w)  Stock-based compensation

        Effective January 1, 2006, the Group adopted the fair-value method of accounting for employee stock-compensation costs as outlined in SFAS No. 123(R), "Share-Based Payment". Prior to that date, the Group used the intrinsic-value method in accordance with requirements of APB Opinion No. 25.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group does not present pro forma disclosures of results of operations as if the fair value method had been applied as of January 1, 2004, since the result would be substantially the same when compared to the intrinsic method applied in accordance with APB Opinion No. 25.

(x)   Segment reporting

        According to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", segment reporting follows the internal organizational and reporting structure of the Group. Corresponding to the main products and services the Group's organization comprises three business segments:

  •
  Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware and coke products.

  •
  Mining segment, comprising production and sales of coal (coking and steam), iron ore and nickel, which supplies raw materials to the Steel and Power segments and also sells substantial amounts of raw materials to third parties.

  •
  Power segment, comprising generation and sales of electricity and heat power, which supplies electricity, gas and heat power to the Steel and Mining segments.

(y)   Financial instruments

        The carrying amount of the Group's financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable approximates their fair value at December 31, 2007 and 2006. For long-term borrowings, the difference between the fair value and carrying value was not material. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group's debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (also see Notes 8 and 9).

(z)   Derivative instruments and hedging activities

        The Group recognizes all its derivative instruments as either assets or liabilities at fair value in accordance with SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities", and

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

related interpretations. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2007, 2006 and 2005, the Group did not have any derivatives designated as hedging instruments. Therefore, the gain or loss on a derivative instruments held by the Group was recognized currently in income. The net gain (loss) of $nil, $207 and $(418) related to the change in the fair value of the derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated income statements for the years ended December 31, 2007, 2006 and 2005, respectively. There were no foreign currency forward and options contracts outstanding as of December 31, 2007 and 2006.

(aa) Investments

        The Group recognizes all its debt and equity investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". At the acquisition, the Group classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date the Group reassesses appropriateness of the classification.

Held-to-maturity securities

        Investments in debt securities that the Group has both the ability and the intent to hold to maturity are classified as held-to-maturity and measured at amortized cost in the consolidated financial statements.

Trading securities

        Investments (debt or equity), which the Group intends to sell in the near term, and which are usually acquired as part of the Group's established strategy to buy and sell, generating profits based on short-term price movements, are classified by the Group as trading securities. Changes in fair value of trading securities are recognized in earnings.

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management considers the assumptions that a hypothetical market place participant would use in his analysis of discounted cash flows models and estimates of sales proceeds. If an investment is considered to be impaired and the decline in value is other than temporary, the Group records an impairment loss.

(bb) Concentration of credit and other risks

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

        The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

		Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
Currency	At May 29, 2007
		2007	2006	2005	2007	2006	2005
Russian ruble	23.58	24.55	26.33	28.78	25.58	27.19	28.29
Swiss franc	1.05	1.12	1.22	1.31	1.20	1.25	1.24
EURO	0.65	0.68	0.76	0.84	0.73	0.80	0.80
Romanian lei	2.35	2.46	2.57	3.11	2.44	2.81	2.91
Croatian kuna	4.63	4.99	5.58	6.23	5.37	5.58	5.97
Lithuania lit	2.19	2.36	2.63	2.91	2.52	2.75	2.77
Kazakhstan tenge	120.54	120.3	127.00	133.66	122.55	126.09	132.67

*
Exchange rates shown in local currency units for one U.S. dollar

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

(cc) Reclassifications

        Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. Such reclassifications have no impact on net income or shareholders' equity.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(dd) Recently issued accounting pronouncements

How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)

        In March 2006, EITF reached consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"), which concludes that for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charge for the taxes from the taxing authority within cost of sales, or, alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to this EITF are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in EITF 06-3 is effective for the first interim reporting period beginning after December 15, 2006, with early application of this guidance permitted. The adoption of EITF 06-3 in 2007 did not have a material impact on the Group's financial position and results of operations.

Accounting for Servicing of Financial Assets

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 ("SFAS No. 156"), which changes the requirements of accounting for servicing of financial assets. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. In addition, all separately recognized servicing assets and servicing liabilities are to be initially measured at fair value. SFAS No. 156 is effective as of beginning of the first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 in 2007 did not have a material impact on the Group's financial position and results of operations.

Fair Value Measurements

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group does not expect the adoption of SFAS No. 157 to have a material impact on the Group's financial position and results of operation.

        In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13"

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Group beginning in the first quarter of fiscal 2008.

        The adoption of SFAS No. 157 for financial assets and financial liabilities will not have a significant impact on our consolidated financial statements. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance.

Fair Value option for Financial Assets and Financial Liabilities

        On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.

        Most provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities.

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

        SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 to have a material impact on the Group's financial position or results of operations.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51

        The FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). The most significant changes of SFAS No. 160 are the following:

  •
  A noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity.

  •
  Earnings and losses attributable to noncontrolling interests are no longer reported as part of consolidated earnings. Rather, they are disclosed on the face of the consolidated income statement.

  •
  After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction.

  •
  A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation is a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests.

        SFAS No. 160 is effective for fiscal years beginning after 15 December 2008. Adoption is prospective and early adoption is not permitted. The Group is currently evaluating the impact of this new standard on the accounting for its future acquisitions.

Business Combinations

        The FASB issued changes to SFAS No. 141(R), "Business Combinations". The most significant changes require the acquirer to:

  •
  Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed and non-controlling interests in acquisitions of less than 100% controlling interest when the acquisition constitutes a change in control of the acquired entity.

  •
  Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date.

  •
  Recognize contingent consideration arrangements at fair value at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.

  •
  With certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values.

  •
  Capitalize in-process research and development assets acquired.

  •
  Expense, as incurred, acquisition-related transaction costs.

  •
  Capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146 are met as of the acquisition date.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Recognize changes in income tax valuation allowances and tax uncertainty accruals established in purchase accounting as adjustments to income tax expense (including those related to acquisitions before the adoption of SFAS No. 141(R)).

  •
  Push back any adjustments made to the preliminary purchase price allocation during the measurement period to the date of the acquisition.

  •
  Determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

        SFAS No. 141(R) is required to be adopted concurrently with SFAS No. 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Group is currently evaluating the impact of this new standard on the accounting for its future acquisitions.

4. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of:

	December 31, 2007	December 31, 2006
Russian ruble bank deposits	170,355	111,191
USD bank deposits	44,751	37,881
EURO bank deposits	15,857	20,583
Other	5,816	2,959

Total cash and cash equivalents	236,779	172,614

        As of December 31, 2007, the amount of $1,400 included in USD bank deposits, was restricted for use in accordance with guarantee provided by BNP Paribas to a customer at the request of one of the Group's foreign subsidiaries.

        As of December 31, 2006, $1,528 and $319, included in USD and EURO bank deposits, respectively, were restricted for use in accordance with loan agreement with Raiffeisenbank and guarantee provided by BNP Paribas to a customer at the request of one of the Group's foreign subsidiaries.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

5. ACCOUNTS RECEIVABLE, NET

        Accounts receivable, net are comprised of:

	December 31, 2007	December 31, 2006
Domestic customers	210,191	138,320
Foreign customers	158,346	72,444

Total accounts receivable	368,537	210,764
Less allowance for doubtful accounts	(26,781)	(19,592)

Total accounts receivable, net	341,756	191,172

        The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2007	2006	2005
Balance at beginning of year	(19,592)	(17,509)	(20,850)
Provision for doubtful accounts receivable	(1,411)	(2,722)	(3,569)
Accounts receivable written off/(Recovery of accounts previously written off), net	3,547	669	6,983
Provision for doubtful accounts of acquired entities	(9,325)	(30)	(73)

Balance at end of year	(26,781)	(19,592)	(17,509)

6. INVENTORIES

        Inventories are comprised of:

	December 31, 2007	December 31, 2006
Finished goods	383,277	214,461
Raw materials and purchased parts	472,040	311,171
Work-in-process	138,351	127,447

Total inventories	993,668	653,079

7. PREPAYMENTS AND OTHER CURRENT ASSETS

        Prepayments and other current assets are comprised of:

	December 31, 2007	December 31, 2006
VAT and other taxes recoverable	264,970	226,709
Prepayments and advances for materials	111,403	57,514
Bank deposits with original maturities over 90 days	204,214	—
Other current assets	53,406	48,723

Total prepayments and other current assets	633,993	332,946

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

7. PREPAYMENTS AND OTHER CURRENT ASSETS (Continued)

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

        Bank deposits are represented by EURO deposits of SUNP at VTB Austria AG.

8. TRADING SECURITIES

        Investments in trading securities were comprised mainly of shares of Russian leading banks and oil and gas companies, which are traded at various Russian exchanges and were as follows as of December 31, 2006:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	220,276	270,964	50,688	—

Total trading securities	220,276	270,964	50,688	—

        Unrealized gains of $50,688 for trading securities in 2006 represent gains on revaluation of trading securities held by Moskoks between September 25 and December 31, 2006. These investments are comprised mainly of shares of Russian leading banks and oil and gas companies, which are traded at various Russian exchanges that were acquired with other assets of Moskoks.

        In April 2007, the trading securities were sold to unrelated entities for the total of $257,185, realizing a net loss of $13,779, which is included in Other income, net for the year ended December 31, 2007 (Note 23).

9. LONG-TERM INVESTMENTS

        Long-term investments are comprised of:

	December 31, 2007	December 31, 2006
Equity method investments	91,348	428,845
Other related parties	1,223	361

Total investments in related parties	92,571	429,206
Available-for-sale securities	20,330	19,461
Cost method investments	10,347	6,025
Other	27,918	18,906

Total other long-term investments	58,595	44,392

Total long-term investments	151,166	473,598

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

9. LONG-TERM INVESTMENTS (Continued)

(a)   Equity method investments

        Equity method investments are comprised of:

	Percent voting shares held at December 31,		Investment carrying value at December 31,
Investee	2007	2006	2007	2006
Yakutugol (Mining segment)	—	25%	—	416,839
TPP Rousse (Power segment)	49%	—	73,348	—
Mechel Energy AG (Conares Eagle) (Mining segment)	50%	50%	6,489	5,149
TPTU (Mining segment)	40%	40%	5,051	3,438
TRMZ (Mining segment)	25%	25%	2,066	1,864
RIKT (Mining segment)	36%	36%	2,145	1,555
Neryungri Bank (Mining segment)	36%	—	2,256	—
Infoservice (Mining segment)	20%	—	(7)	—

Total equity method investments			91,348	428,845

        25%+1 share of Yakutugol were acquired by the Group on January 24, 2005. The core business of Yakutugol is extraction and processing of coal. On October 19, 2007, the Group obtained full control over Yakutugol through acquisition of the remaining 75% minus 1 share of Yakutugol at a public auction. Since that date, Yakutugol is consolidated in accordance with the requirements of SFAS No. 141 (Note 2(a)).

        Mechel Energy AG is a joint venture with U.K. trading partners of the Group that facilitates the Group's sales in Europe.

        TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC and its subsidiaries. TRMZ provides repair services to the Group's subsidiaries.

        TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group's subsidiaries and third parties.

        RIKT (Russian-Italian Telephone Company) shares are owned by SKCC and its subsidiaries. The core business is provision of communication services both to the Group's subsidiaries and third parties.

        TPP Rousse (Toplofikatsia Rousse) shares are owned by MIH AG. The core business is generation of electricity and heat for sales in Europe (Note 2(l)).

        Nerungri Bank and Infoservice shares are owned by Yakutugol. Their core business is provision of bank services and consulting services, respectively, to both Yakutugol and third parties.

        As of December 31, 2007, there were no equity method investments other than those disclosed in the table above.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

9. LONG-TERM INVESTMENTS (Continued)

        Summarized unaudited financial information on equity method investees as of December 31, 2007 and 2006 and for the years then ended is as follows:

Income data	2007	2006
	(unaudited)	(unaudited)
Revenues and other income	748,386	744,914
Operating income (loss)	2,802	(8,539)
Net income (loss)	(13,118)	(47,483)

Balance sheet data	At December 31, 2007	At December 31, 2006
	(unaudited)	(unaudited)
Current assets	57,375	245,026
Non-current assets	89,240	1,980,735
Current liabilities	52,871	112,561
Non-current liabilities	25,424	632,094

Note: in the year ended December 31, 2007, the income data for Yakutugol was taken for the period from January 1 through October 19, 2007, while it was accounted under the equity method.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

9. LONG-TERM INVESTMENTS (Continued)

        The following table shows movements in the equity method investments:

	Capital investment	Share in net income/(loss) since acquisition	Total
December 31, 2004	1,349	6,004	7,353

Investments	412,182	—	412,182
Translation difference	(18,322)	—	(18,322)
Dividends	(5,262)	—	(5,262)
Share in net income		12,426	12,426

December 31, 2005	389,947	18,430	408,377

Effect of adoption of SFAS No. 158 by Yakutugol	(2,627)	—	(2,627)
Translation difference	37,053	—	37,053
Dividends	(4,100)	—	(4,100)
Share in net loss	—	(9,858)	(9,858)

December 31, 2006	420,273	8,572	428,845

Effect of full consolidation of Yakutugol	(428,835)	—	(428,835)
Investment in TPP Rousse	73,539	—	73,539
Other investments	2,161	—	2,161
Translation difference	20,248	—	20,248
Dividends	(4,618)	—	(4,618)
Share in net loss	—	8	8

December 31, 2007	82,768	8,580	91,348

        During the years ended December 31, 2007, 2006 and 2005, the Group received cash dividends of $4,618, $4,100 and $2,000, respectively.

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

9. LONG-TERM INVESTMENTS (Continued)

(c)   Available-for-sale securities

        Investments in available-for-sale securities were as follows as of December 31, 2007:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	15,271	20,330	5,059	—

Total available-for-sale securities	15,271	20,330	5,059	—

        As of December 31, 2007, included in available-for-sale securities were $4,753 of investments into equity securities of well-established Russian energy and oil and gas companies, acquired with other assets of Moskoks and $15,577 of investments into equity securities of well-established Russian energy companies held by Mechel-Energo.

        Investments in available-for-sale securities were as follows as of December 31, 2006:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	8,427	19,461	11,034	—

Total available-for-sale securities	8,427	19,461	11,034	—

        As of December 31, 2006, included in available-for-sale securities were $5,839 of investments into equity securities of well-established Russian energy and oil and gas companies, acquired with other assets of Moskoks.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

10. RELATED PARTIES

        During the three years ended December 31, 2007, the Group had the following transactions and current balances in settlement with related parties:

	2007			Balances at December 31, 2007
	Purchases	Sales	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Mechel Energy AG	301	102,619	—	2,881	—	2,881
GPU	4,752	3,206	—	601	(1,757)	(1,156)
RIKT	214	4	—	10	(30)	(20)
TPTU	4,570	169	—	21	(483)	(462)
TRMZ	6,072	917	—	172	(1,189)	(1,017)
Yakutugol	141,319	1,859	—	—	—	—
TPP Rousse	—	1,276	—	1,303	—	1,303
Other	—	6	—	—	(137)	(137)

Total	157,228	110,056	—	4,988	(3,596)	1,392

	2006			Balances at December 31, 2006
	Purchases	Sales	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Mechel Energy AG	—	53,765	—	—	(461)	(461)
TPTU	2,247	98	—	25	(177)	(152)
TRMZ	10,074	4,555	—	59	(753)	(694)
Yakutugol	129,968	8,042	—	309	(928)	(619)
Calridge	36,449	10	—	11	—	11
Other	670	528	—	141	(34)	107

Total	179,408	66,998	—	545	(2,353)	(1,808)

	2005			Balances at December 31, 2005
	Purchases	Sales	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Mechel Energy AG	—	59,257	—	990	—	990
TPTU	2,313	106	—	21	(135)	(114)
TRMZ	7,862	4,044	—	—	(463)	(463)
Yakutugol	61,271	1,293	—	3,437	(2,117)	1,320
Other	2,383	731	411	7	(220)	(213)

Total	73,829	65,431	411	4,455	(2,935)	1,520

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

10. RELATED PARTIES (Continued)

(a)   Mechel Energy AG

        Mechel Energy AG, in which the Group owns 50% of its ordinary shares, purchased coal from the Group during the years ended December 31, 2007, 2006 and 2005 in the amount of $102,619, $53,765 and $59,257, respectively. Sales to Mechel Energy AG were made on market terms with average margin attributable to coal sales.

(b)   Tomusinskiy Transportation Management Center (TPTU)

        The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2007, 2006 and 2005, the Group purchased transportation services in the amount of $4,570, $2,247 and $2,313, respectively.

(c)   Tomusinskiy Auto Repair Shop (TRMZ)

        The Group subsidiaries own 25% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2007, 2006 and 2005, the Group purchased repair services in the amount of $6,072, $10,074 and $7,862, respectively.

(d)   Yakutugol

        For the period from January 24, 2005 through October 19, 2007, the Group owned 25%+1 share of the ordinary shares of Yakutugol, which provides the Group with coal. Since October 19, 2007, the Group owns 100% in Yakutugol. During the period from January 1, 2007 through October 19, 2007, and financial years ended December 31, 2006 and 2005, the Group's purchases from Yakutugol amounted to $141,319, $129,968 and $61,271, respectively. The Group's sales of services and auxiliary materials to Yakutugol amounted to $1,859, $8,042 and $1,293. As of December 31, 2006 and 2005, the Group had accounts payable to Yakutugol for goods supplied of $928 and $2,117, trade receivables of $309 for the goods sold as of December 31, 2006 and dividends receivable of $3,437 as of December 31, 2005.

(e)   Calridge Ltd

        Calridge Ltd is a company wholly owned by the Controlling shareholder. In July 2006, the Group acquired 5,648,850 ordinary shares of Mechel OAO from Calridge Ltd for approximately $36,449. The acquired shares were used as a purchase consideration in the acquisition of controlling stake in Moskoks.

(f)    Toplofikatsia Rousse

        During the year ended December 31, 2007, the Group's sales to TPP Rousse amounted to $1,276 and were made on market terms with average margin attributable to coal sales.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

10. RELATED PARTIES (Continued)

(g)   Mining and Engineering Management Company

        Mining and Engineering Management Company ("GPU") is a company, the CEO of which is a close relative to the management of one of the Group's subsidiary. During the year ended December 31, 2007, the Group purchased services on mine construction for $4,752, and the Group's sales of construction materials to GPU amounted to $3,206.

11. INTANGIBLE ASSETS, NET

        Identifiable intangible assets, net are comprised of:

Intangible assets with determinable lives:	December 31, 2007	December 31, 2006
Energy license	1,684	1,770
Software	4,437	2,531
Other	1,287	445

Total intangible assets	7,408	4,746

12. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net are comprised of:

	December 31, 2007	December 31, 2006
Land improvements	30,635	23,032
Buildings	1,033,550	582,083
Transfer devices	106,842	62,110
Operating machinery and equipment	1,874,677	1,136,655
Transportation equipment and vehicles	322,433	181,361
Tools, furniture, fixtures and other	149,124	116,402

	3,517,261	2,101,643
Less accumulated depreciation	(884,003)	(595,359)

Operating property, plant and equipment, net	2,633,258	1,506,284
Mining, processing plant and equipment	305,653	117,244
Less accumulated depletion	(38,409)	(27,981)

Mining, processing plant and equipment, net	267,244	89,263
Construction-in-progress	801,260	417,281

Property, plant and equipment, net	3,701,762	2,012,828

        Included within construction-in-progress are advances to suppliers of equipment of $115,662 and $40,744 as of December 31, 2007 and 2006, respectively. During the years ended December 31, 2007, 2006 and 2005, the Group incurred interest expenses of $110,207, $54,049 and $58,192, respectively, of

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

12. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

which interest capitalized in the cost of property, plant and equipment was $11,231, $15,866 and $17,363, respectively. The depreciation charge amounted to $250,333, $177,303 and $147,117 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

13. MINERAL LICENSES, NET

        Mineral licenses, net, are comprised of the following:

	December 31, 2007	December 31, 2006
Coal deposits	2,128,782	232,468
Iron ore deposits	90,206	84,360
Nickel deposits	34,678	32,327
Limestone deposits	3,527	3,289

Mineral licenses before depletion	2,257,193	352,444
Accumulated depletion	(125,710)	(82,593)

Mineral licenses, net	2,131,483	269,851

        Most of existing mineral licenses were recorded upon acquisition of mining subsiriaries. Fair values of mineral licenses pertaining to the appraised proven and probable mineral reserves at the date of acquisition were determined based on independent appraisals performed by independent mining engineers, for each acquisition date. The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserves re-measurement and purchase accounting effects. No residual value is assumed in the mineral license valuation.

        In valuation of mineral licenses the Group used only quantities of proven and probable deposits. The Group's mining segment production activities are located primarily within Russia; therefore, all of the information provided in this note pertains to this region.

        The Group's mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire between 2008 and 2027, with the most significant licenses expiring between 2012 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

13. MINERAL LICENSES, NET (Continued)

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

        On March 10, 2006, SKCC acquired 100% of Shakhtouchastok Uregolsky OOO for the total consideration of $7,143. The entity owns a license for mineral reserves extraction in Southern Kuzbass, Western Siberia on the Uregolskaya Mine situated close to Sibirginsky Pit. The acquisition was accounted as an asset purchase because the mine does not comprise a business. $6,382 was allocated to the cost of the license of adjacent Sibirginsky Pit, which will benefit from this acquisition, and the remaining $761 was allocated to property, plant and equipment.

        In October 2007, the Group acquired 75% minus one share of Yakutugol for a total consideration of $1,600,279 paid in cash, increasing the Group's share therein to 100%. Yakutugol holds licenses for mineral reserves in Yakutia on Neryungrinsky, Kangalassky and Dzhebariki-Khaya mines. The total value allocated to the cost of Yakutugol's mineral licenses at the date of acquisition amounted to $1,397,831.

        In October 2007, the Group acquired 71.21% of Elgaugol OAO for $355,408. Elgaugol holds a license for undeveloped mineral deposits in Yakutia on Elginsky coal field. The acquisition was accounted as an asset purchase because the mine has not yet commenced its operations and does not constitute a business. $474,620 was allocated to the cost of Elgaugol's mineral license and related deferred tax was accrued in the amount of $112,964.

14. OTHER NON-CURRENT ASSETS

        Other long-term assets are comprised of the following:

	December 31, 2007	December 31, 2006
Advanced payments to non-state pension funds	38,983	—
Capitalized loan origination fees	28,935	—

Total other long-term assets	67,918	—

        As of December 31, 2007, advanced payments of $38,891 were made by Yakutugol in terms of agreed pension benefit program to Almaznaya Osen' non-state pension fund (refer to Note 18).

        As of December 31, 2007, the amount of $28,935 related to capitalized origination fees on syndicated loan that was recorded as non-current asset and is being amortized using the effective interest method over the loan term (refer to Note 15).

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

15. DEBT

	December 31, 2007		December 31, 2006
Short-term borrowings and current portion of long-term debt:
	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	327,609	6.7-10.8	61,006	6-7.8
Bonds issue	—	—	2,071	5.5
Corporate lenders	6,507	0-8	90	0-16

Total	334,116		63,167
U.S. dollar-denominated:
Banks and financial institutions	607,446	5.5-8.3	62,864	6-9.45

Total	607,446		62,864
EURO-denominated:
Banks and financial institutions	95,262	5.2-7.8	14,758	4-7.75

Total	95,262		14,758
Romanian lei-denominated:
Banks and financial institutions	717	10.8	17,653	9.7-10.8

Total	717		17,653
Total short-term borrowings	1,037,541		158,442
Current portion of long-term debt	97,563		8,075

Total short-term borrowings and current portion of long-term debt	1,135,104		166,517

        The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2007 and 2006 was 8.65% and 6.61% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2007 and 2006 was 5.71% and 7.26% p.a., respectively. The weighted average interest rate of the EURO-denominated short-term borrowings as of December 31, 2007 and 2006 was 5.42% and 5.84% p.a., respectively. The

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

15. DEBT (Continued)

weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2007 and 2006 was 10.50% and 10.11% p.a., respectively.

	December 31, 2007		December 31, 2006
Long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	39,934	7.4-8.6	10,726	6.8-8.0
Bonds issue	207,865	5.5-8.4	196,302	5.5-8.4
Corporate lenders	231	7.8	2,672	7.5

Total	248,030		209,700
U.S. dollar-denominated:
Syndicated loan	2,000,000	6.2-6.95	—	—
Banks and financial institutions	32,822	7.5-8.9	20,344	7.5-10.9
Corporate lenders	64	12	59	12

Total	2,032,886		20,403
EURO-denominated:
Banks and financial institutions	138,569	4.5-6.5	100,576	6.0-7.0

Total	138,569		100,576
Total long-term obligations	2,419,485		330,679
Less: current portion	(97,563)		(8,075)

Long-term portion	2,321,922		322,604

        The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2007 and 2006 was 7.97% and 8.26% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2007 and 2006 was 6.54% and 10.41% p.a., respectively. The weighted average interest rate of the EURO-denominated long-term borrowings as of December 31, 2007 and 2006 was 6.22% and 6.62% p.a., respectively.

        Aggregate scheduled maturities of the debt outstanding as of December 31, 2007, are as follows:

Payable in:
2008 (current portion)	1,135,104
2009	649,980
2010	606,962
2011	628,787
2012 and thereafter	436,192

Total	3,457,025

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

15. DEBT (Continued)

Syndicated loan

        On December 12, 2007, the Group executed a $2,000,000 syndicated loan arrangement for refinancing the acquisition of its new subsidiaries, Yakutugol OAO and Elgaugol OAO. The Acquisition Refinancing Package is comprised of a Classic Secured 5-year Pre-Export Finance Facility totaling $1,700,000 (85%) and 3-year Term Loan Facility totaling $300,000 (15%), jointly arranged by BNP Paribas, ABN AMRO, Calyon, Natixis, Sumitomo Mitsui Banking Corporation Europe Limited, Société Générale Corporate & Investment Banking and Commerzbank AG. Loan funds have been credited to the accounts of CMP, SKCC and SUNP for the amounts of $1,340,000, $500,000 and $160,000, respectively. The syndicated long-term loan amount includes a current portion of $60,000 which is due in 2008.

        The facility agreement contains numerous restrictive covenants relating to the maintenance of certain financial ratios and to the management and operations of the Group. The covenants include, among other restrictions, limitations on indebtedness of certain companies in the Group, new investments and acquisitions.

        In 2008, to address the needs of its pending transactions, the Group sought, and received, waivers from the facility agent for the potential violations of the covenants under the Facility Agreement related to acquisition of new subsidiaries and investments in 2008 and corporate restructuring involving transfer of assets within the Group, and provision of guarantees by the Group subsidiaries.

        Guarantees under the syndicated loan agreement are jointly issued by Mechel-Finance, OAO Mechel, Yakutugol, Trade House Mechel and Mechel Trading AG for the total amount of $2,001,041.

        According to the Facility Agreement the loan is secured by 2,020,992 pledged ordinary shares of Yakutugol which comprise 49.9999% of its common shares.

        The amount of capitalized fees and costs related to the facility agreement as of December 31, 2007 amounted to $28,935 and is amortized by the effective-interest method over the term of the loan.

Other loans

        Other significant debt provided by bank financing comprised credit line facilities from BNP Paribas, Gazprombank, Alfa-Bank, Commerzbank, ABN AMRO and Raiffeisen Bank. The unused portion under all credit facilities as of December 31, 2007 and 2006 was $211,400 and $198,422, respectively. As of December 31, 2007, the Group's credit facilities provided aggregated borrowing capacity of $3,668,425, of which $1,346,503 expires in 2008, $649,980 in 2009, and $1,671,942 in 2010 and thereafter.

        During 2007, Gazprombank provided short-term ruble-denominated loans to Mechel Trading House, bearing interest at 6.7-10.0% p.a. The outstanding balance as of December 31, 2007 was $167,032.

        During 2007, BNP Paribas provided short-term U.S. dollar-denominated bank loan bearing 5.5-5.7% p.a. to Zoneline Ltd. As of December 31, 2007, the outstanding balance was $375,000.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

15. DEBT (Continued)

        During 2007 and 2006, BNP Paribas provided to the Group EURO-denominated bank overdraft facilities bearing interest at 5.2-5.7% p.a. As of December 31, 2007 and 2006, the outstanding balances were $79,048 and $1,045, respectively.

        During 2007 and 2006, the Group utilized short-term Romanian lei-denominated loans provided by Raiffeisenbank to Mechel Targoviste SA bearing interest at 9.7-10.8% p.a. and secured by accounts receivable and inventory. As of December 31, 2007 and 2006, the outstanding balances were $717 and $17,653, respectively.

        During 2007, Raiffeisenbank provided to the Southern Kuzbass Coal Company long-term ruble-denominated credit-line bearing interest at 8.6% p.a. As of December 31, 2007, the outstanding balance was $21,062.

        During 2006, Gazprombank provided ruble-denominated loans to various Group subsidiaries bearing interest at 6.5-7.5% p.a., secured by inventory. The outstanding balance as of December 31, 2006 was $42,017.

        During 2006, Gazprombank also provided EURO-denominated long-term credit facilities to Southern Kuzbass Coal Company bearing interest at 6.5% p.a., secured by property, plant and equipment and inventory. The outstanding balance as of December 31, 2006 was $57,622.

        During 2006, Vneshtorgbank provided long-term U.S. dollar-denominated loans to Southern Kuzbass Coal Company bearing interest at 10.94%, and secured by property, plant and equipment. As of December 31, 2006, the balance outstanding was $17,160.

        During 2006, Commerzbank provided long-term ruble-denominated credit facilities to Southern Kuzbass Coal Company bearing interest at 6.8% p.a. The balance outstanding as of December 31, 2006 was $5,606.

        During 2006, Commerzbank provided long-term U.S. dollar-denominated credit facilities to SKCC bearing interest at 7.5% p.a. The balance outstanding as of December 31, 2006 was $3,184.

        During 2006, Commerzbank also provided long-term EURO-denominated credit facilities to CMP bearing interest at 5.96%. The balance outstanding as of December 31, 2006 was $32,943.

        During 2006, Raiffeisenbank provided long-term EURO-denominated credit facilities bearing interest at 6.88 - 6.93% p.a. As of December 31, 2006 the outstanding balance was $3,894.

Bonds

        On November 22, 2007, 54,534 ruble-denominated bonds issued by OAO Mechel in November of 2004 in an aggregate principal amount of 54,534 thousand rubles, were redeemed at par value. As of December 31, 2007 and 2006, the balances outstanding were $nil and $2,071, respectively.

        On June 15, 2007, 68,680 out of 192,750 bonds issued by Mechel Trading House on June 19, 2003, were redeemed at par value. The interest rate for the ninth coupon period was set by the Group at 5.5% p.a. The bondholders have an option to demand repayment of these bonds starting June 19, 2006,

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

15. DEBT (Continued)

with an obligatory redemption date on June 19, 2009. As of December 31, 2007 and 2006, the balances outstanding were $5,055 and $7,320, respectively.

        On June 21, 2006, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion rubles ($183,045). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the eighth coupon periods is set as equal to that of the first period. The interest rate for the ninth to the fourteenth coupon periods is set by the Group and made public 10 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 21, 2010. The obligatory redemption date is June 12, 2013. Bonds are secured by guarantee issued by Mechel Trading House. The aggregate amount of the guarantee issued is 2.6 billion rubles ($98,743). The costs related to the issuance of bonds in the amount of $739 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2007 was $202,810. The increase in the balance of bonds as of December 31, 2007, is due to appreciation of ruble against U.S. dollar from the date of issuance through December 31, 2007.

        As of December 31, 2007 and 2006, carrying value of property, plant and equipment pledged under loan agreements amounted to $16,898 and $125,818, respectively. Carrying value of inventories pledged under loan agreements amounted to $139,066 and $141,824 as of December 31, 2007 and 2006, respectively. Accounts receivable pledged as of December 31, 2007 and 2006 amounted to $102,928 and $30,254, respectively.

16. TAXES AND SOCIAL CHARGES PAYABLE

        The balances of taxes, social charges and contributions to the Russian Pension Fund and other obligatory payments owed, including fines and penalties related thereto, are comprised of:

	December 31, 2007	December 31, 2006
Current period taxes and social contributions	123,520	143,037
Restructured prior period taxes and social charges, principal amount	—	1,230
Restructured related fines and penalties	274	6,552

Total taxes and social charges payable	123,794	150,819

Presented on the balance sheets as:
Taxes and social charges payable	123,794	143,037
Restructured taxes and social charges payable, net of current portion	—	7,782

Total	123,794	150,819

        Taxes, social charges and contributions to the Russian Pension Fund, including restructured amounts with the related fines and penalties, at December 31, 2007, are current and to be paid in 2008.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

16. TAXES AND SOCIAL CHARGES PAYABLE (Continued)

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

        The majority of the restructured fines and penalties were forgiven during the years ending December 31, 2007 and 2006 due to fulfillment of all pertinent conditions by the Group's subsidiaries.

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

Romania

        Upon acquisition of Mechel Targoviste and Mechel Campia Turzii as part of the purchase agreement, Authority for State Assets Resolution (AVAS) agreed to restructure the liabilities of Mechel Targoviste and Mechel Campia Turzii related to taxes payable to the National Social Security Fund and Ministry of Labor and Social Security, along with related fines and penalties. Prior to the restructuring, a significant portion of these liabilities, including fines and penalties, were overdue and payable with short maturities. Restructured taxes, fines and penalties did not bear interest. Restructured long-term liabilities of Mechel Targoviste to state energy corporations and those of Mechel Campia Turzii, which were due to state budget, were included into long-term restructured taxes and payable.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

16. TAXES AND SOCIAL CHARGES PAYABLE (Continued)

        On December 5, 2006, AVAS formally confirmed fulfillment of all investment obligations in purchasing Mechel Targoviste. That allows closing the Privatization Contract for Mechel Tagroviste nine month earlier than the date originally stipulated. As result, restructured liabilities of Mechel Targoviste accrued to closing date amounting to $44,571 (Note 23) were forgiven and recorded as part of Other income in the year ended December 31, 2006.

        The amount of $1,230, representing fines and penalties related to Mechel Campia Turzii and outstanding as of December 31, 2006, was forgiven in 2007 upon the Mechel Campia Turzii's compliance with the current payments schedule for the preceding four years.

17. ASSET RETIREMENT OBLIGATIONS

        The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The majority of these obligations is not expected to be paid for many years, and will be funded from general Group resources at the time of removal. The Group's asset retirement obligations primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines.

        The following table presents the movements in asset retirement obligations for the years ended December 31, 2007 and 2006:

Asset retirement obligation	December 31, 2007	December 31, 2006
Balance at beginning of year	92,358	59,052
Liabilities incurred in the current period	10,908	2,160
Liabilities settled in the current period	(521)	(510)
Liabilities disposed in the current period	—	—
Accretion expense	3,101	7,433
Revision in estimated cash flow	(40,078)	17,876
Translation and other	5,526	6,347

Balance at end of year	71,294	92,358

        Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets. The effects of revisions in estimated cash flows during the years ended December 31, 2007 and 2006 relate to continuous refinement of future asset removal activities and restoration costs at CMP and KMP as assessed by the Group's independent environmental engineers. Liabilities incurred in the year are represented primarily by the obligations arising on the acquisition of Yakutugol in the amount of $8,400.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

18. PENSION AND POSTRETIREMENT BENEFITS

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

        The Group also provides several types of long-term employee benefits such as death-in-service benefit and invalidity pension of a defined benefit nature. The Group may also provide the former employees with reimbursement of coal and wood used for heating purposes. In addition, one-time lump sum benefits are paid to employees of a number of the Group's companies upon retirement depending on the employment service with the Group and the salary level of an individual employee. The Group also provides several types of long-term employee benefits such as death-in-service benefit and invalidity pension of a defined benefit nature. All pension plans are unfunded until the qualifying event occurs.

        Several entities contribute certain amounts to Non-State Pension Funds (Almaznaya Osen and Penfosib), which, together with amounts earned from investing the contributions are intended to provide pensions to members of pension plans. However, as to agreements between entities and Non State Pension Funds these assets are not effectively restricted from possible withdrawal by employer. Based on this fact these assets do not qualify as "plan assets" under US GAAP and pension schemes for the Group are considered as fully unfunded.

        Yakutugol acquired by the Group on October 19, 2007 provides the following benefits: (a) lump-sum upon retirement, (b) financial support for re-settlement upon retirement (after attainment of statutory retirement age) from Yakutia to Central Russia, (c) occupational pension program (subject to attainment of statutory retirement age and completion of 15 years of service for Yakutugol and only from January 1, 2008)—life semi annual pension via Almaznaya Osen, (d) death in service and in retirement benefit, and (e) occupational accident disability benefits. Prepayments made to Almaznaya Osen Fund, are accounted as other long-term assets (Note 14).

        As of December 31, 2007, there were approximately 77,179 active participants to the defined benefit pension plans and 22,707 pensioners receiving monthly pensions or other regular financial support from the employer. As of December 31, 2006, the related figures were 69,524 and 19,264, respectively.

        Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2008, with the measurement date of December 31, 2007. Members' census data as of that date was collected for all relevant business units of the Group.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

18. PENSION AND POSTRETIREMENT BENEFITS (Continued)

        Pension costs determined are supported by an independent qualified actuary, and are charged to the income statement ratably over employees' working service with the Group.

        The movements in the projected benefit obligation (PBO) were as follows during the years ended December 31:

	2007	2006
Benefit obligation at beginning of year	70,214	60,415
Service cost	4,535	3,321
Interest cost	6,998	5,962
Obligations arising from the acquisition of Yakutugol	216,154	—
Obligation incurred—other acquisitions	4,062	1,409
Settlement of obligation	(4,808)	(4,361)
Actuarial losses	15,144	490
Curtailment loss (gain)	(1,056)	(1,774)
Translation difference	19,123	4,752

Benefit obligation at end of year	330,366	70,214

        The majority of the increase due to business combinations, $216,154, relates to the Yakutugol pension benefit obligations, consolidated upon the acquisition of Yakutugol in October 2007.

        Amounts recognized in accumulated other comprehensive income as of December 31, 2007 consist of actuarial losses and prior service costs amounted to $24,120 and $4,196, respectively. The corresponding amounts as of December 31, 2006 are $8,976 and $4,975, respectively.

        The effect of implementation of SFAS No. 158 as of December 31, 2006 was as follows:

	Prior to adoption of SFAS 158	Effect of adoption of SFAS 158	After adoption of SFAS 158
Liability for pension benefits	(65,778)	(4,436)	(70,214)
Intangible assets	6,945	(2,219)	4,726
Accumulated other comprehensive income	(197,500)	9,282	(188,218)
Long-term investment in related parties	431,833	(2,627)	429,206

        Amounts recognized in our statement of financial position were as follows as of December 31:

	2007	2006
Pension obligation, current portion	(63,706)	(11,045)
Pension obligation, net of current portion	(266,660)	(59,170)

Net amount recognised	(330,366)	(70,214)

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

18. PENSION AND POSTRETIREMENT BENEFITS (Continued)

        The components of net periodic benefit cost were as follows for the year ended December 31:

	2007	2006
Service cost	4,535	3,321
Interest cost	6,998	5,962
Amortization of prior service cost	469	528
Recognised actuarial loss	586	491
Curtailment	(352)	(604)
Termination benefits	78	—

Net periodic benefit cost	12,316	9,698

        The key actuarial assumptions used were as follows as of December 31:

	2006	2006
Discount rate
Russian entities	6.50%	6.60%
Romanian entities	5.50%	6.50%
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	8.12%	7.10%
Romanian entities	6.10%	6.10%
Rate of pension entitlement increase (before benefit commencement)	7.10%	7.10%

Rate of monthly financial support increase	5.00%	5.00%
Rate used for calculation of purchased annuity value*	below 5.00%	below 5.00%

*
Regular retirement pensions in payment are insured by Penfosib.

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2008	2009	2010	2011	2012	2013-2017	Total
Pensions (including monthly financial support)	49,621	11,896	12,507	12,018	12,466	62,494	161,002
Other benefits	13,566	12,792	8,678	8,963	9,248	51,861	105,108

Total expected benefits to be paid	63,187	24,688	21,185	20,981	21,714	114,355	266,110

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

19. FINANCE LEASE

        In 2007 and 2006, Mechel-Trans OOO and Mechel Nemunas entered into agreements with third parties for the lease of transport and production equipment. The leases were classified as a finance (capital) lease in accordance with SFAS No.13, "Accounting for Leases", as they contain a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

        As of December 31, 2007 and 2006, the net book value of the leased assets was as follows:

	December 31, 2007	December 31, 2006
Transport equipment and vehicles	96,210	58,930
Machinery and equipment	2,140	1,778
Less: accumulated depreciation	(6,758)	(2,786)

Net value of property, plant and equipment, obtained under capital lease agreements	91,592	57,922

        The carrying amount and maturities of capital lease liabilities as of December 31, 2007 were as follows:

	Total payable	Interest	Net payable
Payable in 2008	25,036	(13,329)	11,708
Payable in 2009	24,919	(11,259)	13,660
Payable in 2010	23,483	(8,784)	14,699
Payable in 2011	23,108	(6,154)	16,954
Payable in 2012	20,300	(3,138)	17,162
Payable thereafter	11,897	(994)	10,902

Total capital lease liabilities	128,743	(43,658)	85,085

        The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies from 13.3% to 20.53% on different groups of equipment in U.S. dollar and 22.85% in EURO-denominated contracts. Interest expense charged to the accompanying Group's income statements in 2007 and 2006 amounts to $12,031 and $6,270, respectively.

20. SHAREHOLDERS' EQUITY

Capital stock

        The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.3), of which 416,270,745 and 416,270,745 common shares were outstanding as of December 31, 2007 and 2006, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

20. SHAREHOLDERS' EQUITY (Continued)

Treasury shares

        During the year ended December 31, 2006, the Group used 18,645,058 of its treasury shares to acquire 25.33% interest in Moskoks (see Note 2(e)). 12,996,208 shares used for the acquisition were treasury shares previously held by MIH (3.12% of voting stock) and 5,648,850 shares were acquired for this purpose from Calridge Ltd.

Stock-based compensation

        During the year ended December 31, 2006, the Group sold 155,857 of its ordinary shares held in treasury (0.04% of voting shares) to certain Group executives. The difference of $209 between the sales price of $1,248 (or $8 per share) and market price of $1,457 was recorded as an operating expense.

Dividends

        In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Group's subsidiaries. Dividends are subject to a 9% withholding tax in Russia for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Additional dividend tax could be imposed on the transfer of undistributed earnings of subsidiaries to Mechel (generally, tax rate is assumed as 9%). Approximately $6,820,237 and $4,032,317 were available for dividends as of December 31, 2007 and 2006, respectively. Approximately $326,683 of undistributed retained earnings of the Group's subsidiaries were restricted for distribution in accordance with a covenant provided in a loan agreement with BNP Paribas as of December 31, 2007.

        On June 29, 2007, Mechel declared a dividend of 8,201 million rubles ($317,893), which was paid in July-September 2007. On June 30, 2006, Mechel declared a dividend of 5,134 million rubles ($189,582) for 2005, which was paid in July-September 2006.

Earnings per share

        Net income per common share for all periods presented was determined in accordance with SFAS No. 128, "Earnings per Share", by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2007	2006	2005
Net income available to shareholders	913,051	603,249	381,180
Total weighted average number of shares outstanding during the period	416,270,745	408,979,356	403,118,680

Earnings per common share	2.19	1.48	0.95

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

20. SHAREHOLDERS' EQUITY (Continued)

        Total weighted-average number of common shares outstanding during the period is as follows:

Dates outstanding	Shares outstanding	Fraction of period (days)	Weighted-average number of shares
2005:
Common shares: January 1-December 31	416,270,745	365	416,270,745
Treasury shares: January 1-December 31	(13,152,065)	365	(13,152,065)

Total weighted average shares outstanding during the period	403,118,680		403,118,680

2006:
Common shares: January 1-December 31	416,270,745	365	416,270,745
Treasury shares: January 1-March 6	(13,152,065)	65	(2,342,149)
Treasury shares sold on March 6	155,857		—
Treasury shares: March 7-July 23	(12,996,208)	139	(4,949,240)
Treasury shares sold on July 23	12,996,208		—
Treasury shares: July 24-December 31	—	161	—

Total weighted average shares outstanding during the period	416,270,745		408,979,356

2007:
Common shares: January 1-December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

        There were no dilutive securities issued as of December 31, 2007, 2006 and 2005.

Stock issued to minority shareholders

        The Group's effort to consolidate SKCC subsidiaries in 2005 continued with the merger of Siberian CPP, Kuzbass CPP and Sibirginsk OPM with SKCC in October and December 2005. The merger involved different acquisitions of minority stakes of SCPP, KCPP and SOPM and their subsequent conversion into SKCC shares. On October 31, 2005, Siberian CPP and Kuzbass CPP ceased their existence as legal entities, and on December 30, 2005 the same happened to Sibirginsk OPM. The non-monetary exchange of SKCC shares for SCPP, KCPP and SOPM shares that were cancelled was accounted for using the purchase method of accounting and, accordingly, the fair value of the SKCC stock issued of $17,460, was credited to additional paid-in capital.

        On October 2-3, 2006, KOPM, Tomusinsk Transportation Centre and Lenin Mine merged with SKCC. The minority interests outstanding as of the merger dates were converted into SKCC shares. The non-monetary exchange was accounted for using the purchase method of accounting and

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

20. SHAREHOLDERS' EQUITY (Continued)

accordingly, the fair value of SKCC stock of $9,641 issued, to acquire the minority interests was credited to additional paid-in capital.

        On February 1, 2007, Olzherassk Mine merged with SKCC. The minority interests outstanding as of the merger date were converted into the SKCC shares. The non-monetary exchange was accounted for using the purchase method of accounting and, accordingly, the fair value of SKCC stock issued in excess of the value assigned to the minority interests therein of $2,743 was credited to additional paid-in capital.

21. INCOME TAXES

        Income (loss) before income tax, minority interests, discontinued operation and extraordinary gain attributable to different jurisdictions was as follows:

	Years ended December 31,
	2007	2006	2005
Russia	1,242,197	591,006	505,995
Switzerland	72,987	163,971	104,398
British Virgin Islands	76,920	74,322	(28,249)
Romania	(6,499)	35,217	(55,560)
Lithuania	(208)	287	(1,255)
Kazakhstan	—	—	486
Ukraine	50	30	44

Total	1,385,447	864,833	525,859

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

21. INCOME TAXES (Continued)

	Years ended December 31,
	2007	2006	2005
Current income tax expense
Russia	371,522	196,659	140,753
Switzerland	3,022	11,630	8,176
Romania	—	—	239
Lithuania	83	—	—
Ukraine	13	11	10

	374,640	208,300	149,178
Deferred income tax expense (benefit)
Russia	(14,837)	24,776	(10,136)
Switzerland	(2,553)	(1,476)	(1,555)
Romania	(900)	(1,003)	(580)
Lithuania	(30)	2	110
Kazakhstan	—	—	(374)

	(18,320)	22,299	(12,535)

Total income tax expense	356,320	230,599	136,643

        Taxes represent the Group's provision for profit tax. In 2005-2007, income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania and at 30% in Kazakhstan. The Group's subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

21. INCOME TAXES (Continued)

        The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates (24% for all three years ended December 31, 2007) to the income before taxes, minority interest and extraordinary items, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2007	2006	2005
Theoretical income tax expense computed on income before taxes at Russian statutory rate	332,507	207,560	126,206
Effects of other jurisdictions and permanent differences:
Property, plant and equipment basis difference	2,281	(2,349)	707
Non-deductible expenses and non-taxable income, net	48,859	47,546	8,591
Social expenditures	12,274	9,605	6,711
Change in valuation allowance	(1,504)	(17)	7,200
Other permanent differences	9,161	8,862	(520)
Different tax rates in foreign jurisdictions	(39,056)	(37,985)	(4,352)
Fines and penalties related to taxes	(5,202)	(2,563)	(7,900)
Change in tax rate and tax legislation	(7,000)	(60)	—

Income tax expense, as reported	356,320	230,599	136,643

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

21. INCOME TAXES (Continued)

        The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31, 2007	December 31, 2006
Deferred tax assets, current:
Inventory and product related reserves	4,641	3,846
Bad debt allowance	5,053	2,671
Timing difference in cost recognition	—	1,050
Accrued liabilities	4,068	6,089
Vacation provision	13,006	5,482
Other	5,037	772

Total deferred tax asset, current	31,805	19,910
Deferred tax assets, non-current:
Net operating loss carry-forward	8,244	7,499
Asset retirement obligation	9,973	12,747
Property, plant and equipment	37,758	41,104
Pension obligations	65,760	11,958
Other	—	2,301

Total deferred tax assets, non-current	121,735	75,609
Valuation allowance for deferred tax assets	(11,332)	(12,836)

Total deferred tax asset, net	142,208	82,683

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

21. INCOME TAXES (Continued)

	December 31, 2007	December 31, 2006
Deferred tax liabilities, current:
Timing difference in revenue recognition	16,355	17,345
Marketable securities	—	30,554
Timing difference in cost recognition	6,389	1,210
Inventories	25,172	12,683
Bad debt provision	931	1,157
Other	2,891	2,686

Total deferred tax liabilities, current	51,738	65,635
Deferred tax liabilities, non-current:
Property, plant and equipment	285,826	140,116
Mineral licenses	484,633	39,194
Investments	17,336	2,807
Unremitted earnings of foreign subsidiaries	—	10,500
Timing difference in cost recognition	864	—
Other	7,099	4,500

Total deferred tax liabilities, non-current	795,758	197,117

Total deferred tax liability	847,496	262,752

        A deferred tax liability of approximately $10,500 was recognized as of December 31, 2006, due to the Group management's decision to distribute $70,000 of MIH unremitted earnings as dividends. Owing to the change in taxation of dividends effective January 1, 2008, the Group paid $3,500 of taxes in Switzerland in 2007 and released the remaining $7,000 deferred tax liability as the dividends transfer would entail no further taxation for the recipient, Mechel OAO.

        A deferred tax liability of approximately $177,405 and $155,077 as of December 31, 2007 and 2006, respectively, has not been recognized for temporary differences related to the Group's investment in other foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group's intention, generally, to reinvest such earnings permanently, except for the case described in the previous paragraph.

        Similarly, a deferred tax liability of $507,378 and $269,862 as of December 31, 2007 and 2006, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to a tax-free reorganization or merger of major subsidiaries into Mechel. A deferred tax liability of $3,706 and $2,251 as of December 31, 2006 and 2005, respectively, was recognized for temporary difference related to unremitted earnings of Yakutugol, as in those years the Group owned 25% plus one share and could not effect on a dividend policy.

        Based on the new Russian tax law effective January 1, 2008, intercompany dividends are subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient company held a

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

21. INCOME TAXES (Continued)

controlling (over 50%) interest in the share capital of the dividend payer for a period over 1 year, if the cost of acquisition of shares of the company paying dividends exceeded 500 million rubles) or 9%, if being distributed by Russian companies to Russian companies, and 15%, if being distributed by foreign companies to Russian companies or by Russian companies to foreign companies. As discussed above, MIH dividends are subject to a withholding tax of 0% as it meets the above requirements.

        For financial reporting purposes, a valuation allowance is recognized to reflect management's estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. For Russian income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred in 2002-2007, which may be carried forward for use against their future income within 10 years. There are no restrictions for use of accumulated tax losses effective January 1, 2007. Tax loss carryforwards may be eroded by future devaluation of the ruble. As of December 31, 2007, for statutory income tax purposes, the subsidiaries of the Group had tax losses available to carryforward of $80,903 expiring as follows:

December 31, 2008	5,371
December 31, 2009	3,093
December 31, 2010	32,199
December 31, 2011	3,251
December 31, 2012	7,755
Thereafter	29,234

Total loss carryforward	80,903

        Increase of interest payments on borrowings, which were taken to finance 2007 acquisitions, resulted in the increase of available tax loss carryforward.

Unrecognized Tax Benefits

        The Group accounted for $75,180, including interest and penalties for $19,253, as a cumulative adjustment of the adoption of FIN 48 to the January 1, 2007 retained earnings. As of December 31, 2007, the Group included accruals for unrecognized income tax benefits totaling approximately $79,211, including interest and penalties for $28,911, as a component of accrued liabilities. Interest and penalties recognized in accordance with FIN No. 48 are classified in the financial statements as income taxes.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

21. INCOME TAXES (Continued)

        A reconciliation of the beginning and ending amount of unrecognized income tax benefit is as follows:

Unrecognized tax benefits as of January 1, 2007	75,180

Increases as a result of tax positions taken during a prior period (including additions related to the acquisition of Yakutugol of $7,240)	14,500
Decreases as a result of tax positions taken during a prior period	(1,195)
Increases as a result of tax positions taken during the current period (including additions related to the acquisition of Yakutugol of $3,976)	9,407
Decreases relating to settlements with tax authorities	(9,216)
Reductions as a result of a lapse of the applicable statute of limitations	(22,355)
Interest and penalties recognized in the income statement	9,555
Translation difference	3,335

Unrecognized tax benefits as of December 31, 2007	79,211

        Approximately $62,556 of unrecognized income tax benefits, if recognized, would affect the effective tax rate.

        As of December 31, 2007, the tax years ended December 31, 2005, 2006 and 2007 remained subject to examination by Russian tax authorities. As of December 31, 2007, the tax years ended December 31, 2003-2007 remained subject to examination by Swiss, Liechtenstein and Romanian tax authorities. In some companies certain periods were reviewed by the tax authorities and based on the history the Group believed that probability of the repetitive review is less than 10%.

22. TAXES OTHER THAN INCOME TAX

        Taxes other than income tax included in the consolidated income statements are comprised of the following:

	Years ended December 31,
	2007	2006	2005
Property and land tax	73,849	56,463	51,280
VAT	9,964	2,885	1,887
Fines and penalties related to taxes	12,575	(2,895)	14,047
Other taxes and penalties	(12,394)	25,687	23,469

Total taxes other than income tax	83,994	82,140	90,683

        Property and land tax includes payments for land tax, which amounted to $33,719, $29,356, and $30,700 for the years ended December 31, 2007, 2006 and 2005, respectively. This tax is levied on the land beneath the Group's production subsidiaries that is occupied based on the right of perpetual use. According to land legislation, the right of perpetual use has to be re-registered before January 1, 2010

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

22. TAXES OTHER THAN INCOME TAX (Continued)

through purchase of land or operating leases up to 49 years, which will be decided by the Group during 2008-2009.

        Included in Other taxes and penalties is the gain of $25,701 relating to resubmitted mineral extraction tax returns at KMP owing to the change in the tax arbitration practice.

23. GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

        General, administrative and other operating expenses are comprised of the following:

	Years ended December 31,
	2007	2006	2005
Personnel and social contributions	201,919	134,840	109,735
Social expenses	53,636	33,156	38,269
Disposals of property, plant and equipment	10,581	9,660	1,801
Audit and consulting services	25,030	20,426	20,234
Depreciation	14,307	12,856	9,434
Rent	5,535	4,238	5,341
Banking charges and services	10,703	6,468	3,907
Other	87,357	76,631	71,007

Total general, administrative and other operating expenses	409,068	298,275	259,728

        Rent represents office-related expenses and expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $7,745, $3,608 and $2,843 for the years ended December 31, 2007, 2006 and 2005, respectively. The amount of rental payments is determined by local authorities and cannot be reasonably estimated beyond a five-year horizon. The table below presents future land rental payments for the next five years and thereafter under non-cancelable operating lease agreements based on the current rental rates:

Year of payment	Operating lease payments
2008	8,248
2009	6,684
2010	7,225
2011	7,844
2012	8,528
Thereafter	186,112

Total land operating lease payments	224,641

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

24. OTHER INCOME, NET

        Other income, net, is comprised of the following:

	Years ended December 31,
	2007	2006	2005
(Loss) gain on sale of investments	(13,426)	(5,047)	2,743
Gain on forgiveness of fines and penalties	8,311	69,767	38,383
Gain on accounts payable with expired legal term	12,158	843	23,347
Gain (loss) on raw materials sales	10,729	3,409	(3)
Other taxes	4,345	—	—
Other	(2,273)	429	1,450

Total other income, net	19,844	69,401	65,920

        Gain on forgiveness of fines and penalties of $8,311 in 2007 and of $69,767 in 2006 includes forgiveness of specified portion of restructured fines and penalties of the Groups' Russian subsidiaries in accordance with the terms of restructuring agreements, upon the full and timely payment of current taxes, as well as of restructured principle amounts of taxes and charges, and $44,571 of fines and penalties forgiven due to closing the Privatization Contract for Mechel Targoviste nine months ahead of schedule (see also Note 16).

        Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

25. SEGMENTAL INFORMATION

        The Group has three reportable business segments: Steel, Mining and Power. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above three segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

        The Group's management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes, minority interest and extraordinary items.

        Effective January 1, 2007, the Group's management evaluates performance of its segments before the effect of elimination of unrealized profit in inventory balances of steel segment that was generated by the mining segment of the Group but not recognized as profit in the Group's consolidated financial statements until the sale of such inventories to third parties. Therefore, the Group presents its segment results for the year ended December 31, 2007 before such elimination, the effect of which is now presented separately. The comparative data for the years ended December 31, 2006 and 2005 were re-calculated accordingly.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

25. SEGMENTAL INFORMATION (Continued)

        Following the acquisition of SKPP and KPSC in April and June 2007, the Group's management decided to present its Power segment as a separate reportable segment. The comparative data for the years ended December 31, 2006 and 2005 were re-calculated accordingly.

MECHEL OAO (formerly Mechel Steel Group OAO)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007
(All amounts are in thousands of U.S. dollars, unless stated otherwise)

25. SEGMENTAL INFORMATION (Continued)

        Segmental information for 2007, 2006 and 2005 is as follows:

	2007					2006					2005
	Mining	Steel	Power	Eliminations**	Total	Mining	Steel	Power	Eliminations**	Total	Mining	Steel	Power	Eliminations**	Total
Revenues from external customers	1,844,758	4,335,768	503,316		6,683,842	1,305,555	3,042,793	49,463		4,397,811	1,090,181	2,710,211	4,603		3,804,995
Intersegment revenues	712,237	107,432	95,199		914,868	376,968	40,859	73,859		491,686	336,991	56,817	19,929		413,737
Gross margin	1,315,330	1,056,193	205,361	(59,906)	2,516,978	673,717	859,286	13,049	(8,465)	1,537,587	711,297	608,529	4,290	11,745	1,335,861
Gross margin*, %	51.4%	23.8%	34.3%		37.7%	40.0%	27.9%	10.6%		35.0%	49.8%	22.0%	17.5%		35.1%
Depreciation, depletion and amortization	146,673	127,329	16,314		290,316	93,550	102,098	579		196,227	70,563	95,715	1,322		167,600
Loss on write-off of property, plant and equipment	—	—	—		—	—	(2,418)	—		(2,418)	—	(12,667)	—		(12,667)
Operating income	886,698	558,174	12,627	(59,906)	1,397,593	319,048	406,466	8,649	(8,465)	725,698	395,584	106,281	2,118	11,745	515,728
(Loss)/Income from equity investees	153	—	—	(145)	8	(9,858)	—	—		(9,858)	12,426	—	—		12,426
Interest income	7,412	4,710	156		12,278	2,975	5,339	—		8,314	6,894	3,155	—		10,049
Intersegment interest income	7,572	29,657	—		37,229	378	—	—		378	231	—	—		231
Interest expense	28,552	70,192	232		98,976	12,390	25,723	70		38,183	5,616	35,158	55		40,829
Intersegment interest expense	12,393	4,736	20,100		37,229	—	—	378		378	—	—	231		231
Segment assets	5,234,179	3,495,720	497,744		9,227,643	1,775,564	2,643,415	38,425		4,457,404	1,645,097	1,933,065	21,921		3,600,083
Invesments in equity investees***	18,001	—	73,347		91,348	428,845	—	—		428,845	408,377	—	—		408,377
Capital expenditures	516,356	310,272	6,913		833,541	233,233	164,585	24		397,842	259,418	260,824	312		520,554
Income tax expense	(216,099)	(137,059)	(3,162)		(356,320)	(103,221)	(125,281)	(2,097)		(230,599)	(74,610)	(61,660)	(373)		(136,643)

*
Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.

**
Eliminations represent adjustments for the elimination of intersegment unrealized profit

***
Included in total segment assets

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

25. SEGMENTAL INFORMATION (Continued)

        The following table presents the Group's revenues segregated between domestic and export sales. Domestic represents sales by a production subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross-border sales by a subsidiary regardless of its location.

	2007	2006	2005
Domestic:
Russia	3,873,044	2,422,621	1,753,103
Other	430,041	335,759	328,229

Total	4,303,085	2,758,380	2,081,332
Export	2,380,757	1,639,431	1,723,663

Total revenue, net	6,683,842	4,397,811	3,804,995

        Allocation of total revenue by country is based on the location of the customer. The Group's total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2007	2006	2005
Russia	3,892,579	2,285,702	1,753,103
Europe	1,466,078	1,220,867	1,175,743
Asia	219,380	198,226	342,450
CIS	439,134	305,170	281,570
Middle East	609,592	116,877	148,395
USA	27,024	242,936	57,074
Other regions	30,055	28,033	46,660

Total	6,683,842	4,397,811	3,804,995

        The majority of the Group's long-lived assets are located in Russia. The carrying amount of net assets pertaining to the Group's major operations located outside Russia as of December 31, 2007 and 2006 was as follows:

	2007	2006
Switzerland/Liechtenstein	584	2,281
Lithuania	7,293	4,924
Romania	125,700	108,469

        Because of significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group's consolidated total revenue, except for the Group's sales to Glencore International AG (predominantly Steel segment products), which comprised 10.9%, 13.1% and 9.7% of the Group's total revenue for 2007, 2006 and 2005, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

25. SEGMENTAL INFORMATION (Continued)

        The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for the years ended December 31, 2007, 2006 and 2005 is $151,831, $nil and $nil, respectively.

26. COMMITMENTS AND CONTINGENCIES

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

        As of December 31, 2007, total Group's contract commitments amounted to $2,555,667, which consisted of the following: commitment to acquire property, plant and equipment $1,678,598, commitment to acquire raw materials $29,300 and commitment for delivery of goods and services $847,770.

        Included in the commitments related to acquisition of property, plant and equipment are amounts arising from the Purchase and Sale Agreement (refer to Note 2 (a)) in respect of railway construction for the Elgaugol project. The total amount of commitments under the construction contract concluded in early 2008 is equal to $1,361,784, which is subject to further refinement by the parties.

Contingencies

(a)   Guarantees

        As of December 31, 2007, the Group guaranteed the fulfillment of obligations to third parties under various debt agreements for the total amount of $2,939,976. The guarantees given for loans received by various entities and employees of the Group amounted to $2,938,715 and $769, respectively. Out of these, guarantees given by the Group to third parties for its own subsidiaries amounted to $2,938,715. In case the borrower fails to fulfill its obligations under the loan agreement the Group repays the outstanding amount under the debt agreement with all interests, fines and penalties due.

        Included into above guarantees are those arising under the syndicated loan agreement in the amount of $2,000,000 jointly arranged by BNP Paribas, ABN AMRO, Calyon, Natixis, Sumitomo Mitsui Banking Corporation Europe Limited, Société Générale Corporate & Investment Banking and Commerzbank AG (Nolex). This loan is jointly guaranteed by Mechel-Finance, OAO Mechel, Yakutugol, MTH and Mechel Trading AG by the total amount of the guaranties issued of $2,001,041.

        In 2007, CMP and MTH issued guarantees of $137,327 under the $64,519 loan agreement between Gazprombank and SKCC.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

26. COMMITMENTS AND CONTINGENCIES (Continued)

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

        Upon acquisition of Mechel Targoviste and Mechel Campia Turzii, as part of the purchase agreements, the Group committed to the Romanian government to invest $7,300 and $4,581, respectively through 2008, into environment development and restoration. The environment obligation taken by the Group in relation to Mechel Campia Turzii was discounted using 17% rate and included in the cost of investment in the amount of $2,673, together with cash consideration paid. Mechel Targoviste and Mechel Campia Turzii met all environmental obligations as of December 31, 2006.

        The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at $42,857 as of December 31, 2007. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

(c)   EU ascension commitments

        Integration of Romania into the European Union ("EU") required, in particular, adoption of a new national strategy aimed at restructuring of major metallurgical entities, including Mechel Targoviste and Mechel Campia Turzii. As an integral part of the restructuring process, individual viability plans agreed with EU consultants are to be incorporated into the business plans of all entities. Implementation of these plans and achievement of the targets should to be provided by investors in accordance with their contractual obligations under privatization contracts. Viability plans of Mechel Targoviste and Mechel Campia Turzii include additional investments into technology development and ecology improvement. After restructuring completion, key business performance indicators of both companies are to be in line with effectiveness requirements of the EU. Management is at present continuing to assess the impact thereof on the Group's Romanian subsidiaries.

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

26. COMMITMENTS AND CONTINGENCIES (Continued)

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

        Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management's best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with SFAS No. 5 the Group accrued $9,918 of other tax claims, including $5,869 of VAT. In addition, income tax accrual was made under FIN 48 and it is disclosed in Note 20. Management believes these tax contingencies are probable. Consequently, relevant accruals have been made in the financial statements as of December 31, 2007 for this contingency.

        As of December 31, 2007, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

        Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax law and regulations are not accrued in the consolidated financial statements could be up to approximately $37,000 as of December 31, 2007.

(e)   Litigation, claims and assessments

        In the third quarter of 2006, certain SKCC minority shareholders filed several legal claims against the Group. In particular, Austro (Cyprus) Limited, owning 4.1% and 0.5% of total share capital of Krasnogorsk Open Pit Mine and Lenin Mine, respectively, and Lankrennan Investments Limited, owning 7.3% of total share of Olzherassk Open Pit Mine, issued claims in respect of alleged minority shareholders' rights violation during the merger of these subsidiaries with SKCC in the fourth quarter of 2005. Claimants demanded to rescind share exchanges between SKCC and its subsidiaries and to compensate the above mentioned subsidiaries for allegedly deprived profits of $259,000. The claims were rejected by the court in 2007 and the decision is now effective.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

26. COMMITMENTS AND CONTINGENCIES (Continued)

        In 2008, local authorities of the Kemerovo region filed a court suit claiming alleged water pollution by the SKCC subsidiaries and seeking compensation of $15,200. Upon the decision of the arbitration court of Kemerovo region of May 19, 2008, the claim was dismissed in full. While further appeals are possible, management expects a favorable outcome of the case.

        In 1994, Sibirginsk Open Pit (currently a branch of SKCC) received a coal license to develop resources of the Uregolsky 1-2 mine site, and Mechel had mined some 1.1 million tonnes of coal since that date. Based on some technical grounds, the local authorities of the Kemerovo region filed a suit claiming that mining of the entire volume of coal at Uregolsky 1-2 was illegal by Mechel. Furthermore, on May 19, 2008, a criminal case was opened against the SKCC officials alleging the fact of violating security rules and usage of mineral resources of Uregolsky 1-2 mine site.

        In order to resolve existing contradictions between license and mining allotment at the initiative of SKCC and with the approval of the Federal Agency for Subsoil Usage, part of the mine site with resources of 37 million tonnes (Uregolsky New Mine site) was offered at an auction (which, to the Group, would mean additional costs to acquire resources that it already owns). The auction was originally scheduled for April 25, 2008. As of May 29, 2008, the auction has not been closed and winner of the auction has not been announced.

        Mechel and SKCC continue to believe that the coal mining at the Uregolsky New Mine site was in full conformity with current legislation. Having considered all existing authorization documents for the development of Uregolsky New Mine site, management expects a favorable outcome of the case.

27. SUBSEQUENT EVENTS

(a)   Ductil Steel

        On April 8, 2008, the Group acquired 100% interest in Ductil Steel of Romania for approximately $221,000 in cash, after it had received an approval from the Romanian Antimonopoly Committee on March 28, 2008. Ductil Steel has two production facilities, Ductil Steel Buzau plant (Buzau) and Otelu Rosu plant (Otelu Rosu), The company will be included in the steel segment, and the acquisition will be accounted for using the purchase method of accounting from the date of acquisition of control, April 8, 2008.

(b)   Oriel Resources Plc

        By May 28, 2008, the Group has acquired a 99.48% interest in Oriel Resources Plc ("Oriel"), a London-based chrome and nickel mining and processing company listed on the Alternative Investment Market of the London Stock Exchange (under the symbol ORI) and the Toronto Stock Exchange (under the symbol ORL), for approximately $1.5 billion in cash. Oriel's assets include the Tikhvin ferrochrome smelter, the Voskhod chrome deposit and the Shevchenko nickel deposit.

        This acquisition was carried out through a public offer to Oriel's shareholders under the UK Takeover Code. As of April 17, 2008, when the Offer was declared wholly unconditional, Mechel acquired control over 95.69% interest in Oriel. As Mechel has received acceptances in respect of above

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

27. SUBSEQUENT EVENTS (Continued)

90% of the shares in Oriel and the offer was declared wholly unconditional, the Group intends to activate the compulsory acquisition procedure under Chapter 3 of Part 28 of the UK Companies Act 2006. Cancellation of admission to trading of Oriel shares on the Alternative Investment Market ("AIM") of the London Stock Exchange is expected to take effect on or around the end of June 2008.

        To finance the acquisition of Oriel, on April 23, 2008, the Group obtained a $1.5 billion one-year bridge loan from a syndicate of banks. The bridge loans bears interest at the rate of LIBOR plus 2.6% during the first six months of the loan and LIBOR plus 2.9% in the subsequent six-month period and is guaranteed by the Group's four main subsidiaries (Yakutugol, MTH, MTSB and Mechel-Finance).

(c)   Preferred shares

        On April 30, 2008, Mechel's Extraordinary Shareholding Meeting ("EGM") adopted changes to its Charter, authorizing up to 138,756,915 preferred shares with a nominal value of 10 roubles each for future issuances (representing 25% of the Mechel's share capital). Under the Russian law, these stocks will have no voting rights, unless dividends are not paid in the year. The dividend yield is also fixed by the Charter and amounts to approximately 0.8% of Mechel's consolidated net income per 1% of preferred stocks issued.

        On May 14, 2008, Mechel's board of directors approved the increase in the charter capital to allow for the issuance of 55,000,000 preferred shares in line with the EGM decision.

(d)   Mechel Mining

        In April 2008, Mechel registered a new 100% subsidiary, Mechel Mining, with headquarters in Novosibirsk. The Group intends to gradually transfer all its mining assets under this sub-holding structure in line with the Group's strategy to give its key segments ability to create separate and more focused operational management teams and be more flexible in everyday business, while remaining under same strategic control of Mechel. The Group is considering different financing strategies to develop this sub-holding, including possible debt finance and equity finance.

        On April 11, 2008, Mechel's board of directors approved the charter capital of Mechel Mining at 122,178 million roubles ($5.2 billion at the exchange rate as of that date) to be contributed through the transfer the entirety of 33,623,566 shares of SKCC and 214,217 shares of KMP belonging to the Group along with the cash contribution of 500 million roubles ($21.3 million).

(e)   Changes in ADR to shares ratio

        On May 19, 2008, the Board of Directors approved the change in the American Depository Receipt (ADR)/American Depository Shares (ADS) to ordinary shares ratio from 1:3 to 1:1. Whereas the price of Mechel's ADRs has increased significantly since 2004, management has decided to lower the ADR/ADS price to allow its shareholders more liquidity on the ADRs and flexibility in managing their portfolios. Consequently, each shareholder of an old ADR has received additional 2 ADRs.