Form 20-F
period 2008-12-31
Mechel OAO
filed 2009-06-23
CIK 1302362

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-119497

MECHEL OAO
(Exact name of Registrant as specified in its charter)
RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

AMERICAN DEPOSITARY SHARES, EACH ADS	NEW YORK STOCK EXCHANGE
REPRESENTING ONE COMMON SHARE
COMMON SHARES, PAR VALUE	NEW YORK STOCK EXCHANGE(1)
10 RUSSIAN RUBLES PER SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
416,270,745 common shares (including 115,567,933 shares in the form of ADSs)
138,756,915 preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes     ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes     ☑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes     ☑ No

(1)	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Unless the context otherwise requires, references to “Mechel” refer to Mechel OAO, and references to “our group,” “we,” “us” or “our” refer to Mechel OAO together with its subsidiaries.

Our business consists of four segments: mining, steel, ferroalloys and power. References in this document to segment revenues are to revenues of the segment excluding intersegment sales, unless otherwise noted.

For purposes of calculating certain market share data, we have included businesses that are currently part of our group that may not have been part of our group during the period for which such market share data are presented.

References to “U.S. dollars,” “$” or “cents” are to the currency of the United States, references to “rubles” or “RUR” are to the currency of the Russian Federation and references to “euro” or “€” are to the currency of the member states of the European Union (the “E.U.”) that participate in the European Monetary Union.

The term “tonne” as used herein means a metric tonne. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds.

Certain amounts that appear in this document have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables or in the text may not be an arithmetic aggregation of the figures that precede them.

“CIS” means the Commonwealth of Independent States, its member states being Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•	strategies, outlook and growth prospects;

•	future plans and potential for future growth;

•	liquidity, capital resources and capital expenditures;

•	growth in demand for our products;

•	economic outlook and industry trends;

•	developments in our markets;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergies expected to result from our recent acquisitions, our ability to integrate successfully the ferroalloys segment of our business, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Russian economy, political stability in Russia, volatility in stock markets or in the price of our shares or American depositary shares (“ADSs”), financial risk management, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports to be filed by us with the Securities and Exchange Commission (the “SEC”).

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

Selected Financial Data

The financial data set forth below as of December 31, 2008, 2007, 2006, 2005 and 2004, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).(1)

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. See note 1(a) to our consolidated financial statements in “Item 18. Financial Statements.” The financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of U.S. dollars, except share and per share amounts)

Consolidated statements of income and comprehensive income data:
Revenue, net	9,950,705	6,683,842	4,397,811	3,804,995	3,635,955
Cost of goods sold	(5,260,108)	(4,166,864)	(2,860,224)	(2,469,134)	(2,225,088)

Gross profit	4,690,597	2,516,978	1,537,587	1,335,861	1,410,867
Selling, distribution and operating expenses	(2,134,328)	(1,119,385)	(811,889)	(820,133)	(660,060)

Operating income	2,556,269	1,397,593	725,698	515,728	750,807
Other (expense) income, net	(1,208,001)	(12,146)	139,135	10,131	794,288
Income before tax, minority interest, discounted operations, extraordinary gain	1,348,268	1,385,447	864,833	525,859	1,545,095
Income tax expense	(118,887)	(356,320)	(230,599)	(136,643)	(175,776)
Minority interest in income of subsidiaries	(88,837)	(116,234)	(31,528)	(6,879)	(11,673)

Income from continuing operations	1,140,544	912,893	602,706	382,337	1,357,646
Income (loss) from discontinued operations, net of tax	—	158	543	(1,157)	(15,211)
Extraordinary gain, net of tax	—	—	—	—	271

Net income	1,140,544	913,051	603,249	381,180	1,342,706

Currency translation adjustment	(227,618)	136,673	148,920	(53,822)	49,116
Change in pension benefit obligation	87,659	(14,365)	—	—	—
Adjustment of available-for-sale securities	(6,571)	(5,059)	11,203	2,181	(2,350)
Additional minimum pension liability	—	—	(4,669)	—	—

Comprehensive income	994,014	1,030,300	758,703	329,539	1,389,472

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of U.S. dollars, except share and per share amounts)

Earnings per share from continuing operations	2.74	2.19	1.48	0.95	3.63
Loss per share effect of discontinued operations	0.00	0.00	0.00	0.00	(0.04)
Earnings per share effect of extraordinary gain	0.00	0.00	0.00	0.00	0.00

Net income per share	2.74	2.19	1.48	0.95	3.59

Cash dividends per share	1.12	0.76	0.46	0.48	0.01

Weighted average number shares outstanding	416,270,745	416,270,745	408,979,356	403,118,680	373,971,312
Steel segment statements of income and comprehensive income data:
Revenue, net(2)	5,773,719	4,414,492	3,083,654	2,767,028	2,832,189
Cost of goods sold(2)	(4,219,344)	(3,374,420)	(2,240,001)	(2,158,499)	(2,065,480)

Gross profit	1,554,375	1,040,072	843,653	608,529	766,709
Selling, distribution and operating expenses	(783,936)	(502,811)	(457,100)	(502,248)	(399,955)

Operating income	770,439	537,261	386,553	106,281	366,754

Mining segment statements of income and comprehensive income data:
Revenue, net(2)	4,031,967	1,970,969	1,354,285	1,270,931	1,053,338
Cost of goods sold(2)	(1,229,631)	(1,008,485)	(830,632)	(565,126)	(409,385)

Gross profit	2,802,336	962,484	523,653	705,805	643,953
Selling, distribution and operating expenses	(1,001,796)	(391,015)	(332,612)	(295,512)	(235,876)

Operating income	1,800,540	571,469	191,041	410,293	408,077

Power segment statements of income and comprehensive income data:
Revenue, net(2)	1,028,110	598,515	123,322	24,532	15,907
Cost of goods sold(2)	(714,094)	(393,153)	(110,273)	(20,242)	(13,576)

Gross profit	314,016	205,362	13,049	4,290	2,331
Selling, distribution and operating expenses	(284,610)	(192,735)	(4,400)	(2,172)	(694)

Operating income	29,406	12,627	8,649	2,118	1,637

Ferroalloys segment statements of income and comprehensive income data:
Revenue, net(2)	584,631	636,656	339,748	156,241	145,367
Cost of goods sold(2)	(571,162)	(253,725)	(174,675)	(150,749)	(147,493)

Gross profit (loss)	13,469	382,931	165,073	5,492	(2,126)
Selling, distribution and operating expenses	(63,986)	(32,824)	(17,777)	(20,201)	(23,533)

Operating (loss) income	(50,517)	350,107	147,296	(14,709)	(25,659)

Consolidated balance sheet data (at period end):
Total assets	12,009,634	9,227,643	4,457,404	3,600,083	3,678,268
Shareholders’ equity	4,030,812	3,504,933	2,864,963	2,210,474	2,057,629
Long-term debt, net of current portion	219,816	2,321,922	322,604	45,615	216,113

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of U.S. dollars, except share and per share amounts)

Consolidated cash flows data:
Net cash provided by operating activities	2,229,941	904,969	554,923	620,875	296,137
Net cash (used in) provided by investing activities	(3,301,083)	(3,410,466)	(552,538)	(994,707)	455,716
Net cash provided by (used in) financing activities	1,298,969	2,549,881	(162,782)	(308,870)	252,269
Non-U.S. GAAP measures(3):
Consolidated EBITDA(4)	2,046,811	1,658,662	1,068,258	726,252	1,707,711
Steel segment EBITDA(4)	629,572	709,462	643,499	252,364	1,249,643
Mining segment EBITDA	1,897,012	713,624	277,647	455,528	473,042
Power segment EBITDA	51,769	26,212	9,190	3,211	2,131
Ferroalloys segment EBITDA	(420,074)	323,760	146,141	3,637	(17,105)

(1)	The value of property, plant and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by U.S. GAAP.

(2)	Segment revenues and cost of goods sold include intersegment sales.

(3)	EBITDA represents net income before interest expense, income taxes and depreciation, depletion and amortization. We present EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also present EBITDA by segment because our overall performance is best explained with reference to results of each segment.

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

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using EBITDA only supplementally. See our consolidated statements of income and comprehensive income and consolidated statements of cash flows included elsewhere in this document.

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

Reconciliation of EBITDA to net income is as follows for the periods indicated:

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of U.S. dollars)

Consolidated EBITDA reconciliation:
Net income	1,140,544	913,051	603,249	381,180	1,342,706
Add:
Depreciation, depletion and amortization	463,297	290,315	196,227	167,600	137,820
Interest expense	324,083	98,976	38,183	40,829	51,409
Income taxes	118,887	356,320	230,599	136,643	175,776

Consolidated EBITDA	2,046,811	1,658,662	1,068,258	726,252	1,707,711

Steel segment EBITDA reconciliation:
Net income	229,522	375,115	387,763	59,830	1,014,356
Add:
Depreciation, depletion and amortization	137,492	124,156	102,257	95,715	81,052
Interest expense	181,536	77,634	26,471	35,158	36,058
Income taxes	81,022	132,557	127,008	61,661	118,177

Steel segment EBITDA	629,572	709,462	643,499	252,364	1,249,643

Mining segment EBITDA reconciliation:
Net income	1,200,445	403,525	117,803	317,411	351,438
Add:
Depreciation, depletion and amortization	280,276	136,479	84,167	58,678	49,159
Interest expense	120,594	40,046	11,202	5,361	14,843
Income taxes	295,697	133,574	64,475	74,078	57,602

Mining segment EBITDA	1,897,012	713,624	277,647	455,528	473,042

Power segment EBITDA reconciliation:
Net income (loss)	3,037	(13,597)	6,066	1,230	1,139
Add:
Depreciation, depletion and amortization	22,791	16,314	579	1,322	517
Interest expense	31,585	20,332	448	286	—
Income taxes	(5,644)	3,163	2,097	373	475

Power segment EBITDA	51,769	26,212	9,190	3,211	2,131

Ferroalloys segment EBITDA reconciliation:
Net (loss) income	(283,235)	222,024	99,458	(9,034)	(24,227)
Add:
Depreciation, depletion and amortization	22,738	13,366	9,224	11,885	7,092
Interest expense	92,611	1,344	440	255	508
Income taxes	(252,188)	87,026	37,019	531	(478)

Ferroalloys segment EBITDA	(420,074)	323,760	146,141	3,637	(17,105)

(4)	The 2004 amount includes a gain of $800.0 million from the sale of our stake in Magnitogorsk Iron & Steel Works OAO (“MMK”).

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation (the “CBR”).

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. Dollar
Year Ended December 31,	High	Low	Average(1)	Period End

2008	29.38	23.13	24.86	29.38
2007	26.58	24.26	25.58	24.55
2006	28.78	26.18	27.19	26.33
2005	29.00	27.46	28.29	28.78
2004	29.45	27.75	28.81	27.75

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low

May 2009	32.97	30.98
April 2009	34.10	33.17
March 2009	36.23	33.27
February 2009	36.43	34.56
January 2009	35.41	29.39
December 2008	29.38	27.52

The exchange rate between the ruble and the U.S. dollar on June 22, 2009 was 31.15 rubles per one U.S. dollar.

No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all.

Recent Developments

Dividends

As established in March 2006, our dividend policy is to declare and pay an annual dividend on our common shares equal to at least 50% of our annual net income, as determined under U.S. GAAP, subject to any applicable Russian legal restrictions. See “Item 8. Financial Information — Dividend Distribution Policy” for more information. Though we consider our previously announced dividend policy to be still in effect, on June 2, 2009, our Board of Directors recommended to our annual general shareholders’ meeting an annual dividend of 5.53 rubles per one common share and 50.55 rubles per one preferred share based on Mechel’s operational results for 2008, with the dividend amount allocated to common shares representing approximately 6.6% of net income for 2008. This recommendation is subject to shareholders’ approval at our annual general shareholders’ meeting scheduled for June 30, 2009.

In ruble terms, the recommendation issued by our Board of Directors breaks down as follows: dividends on outstanding common shares in the amount of 2.3 billion rubles, dividends on outstanding preferred shares in the amount of 7.0 billion rubles and remaining undistributed net profit in the amount of 38.7 billion rubles.

Shareholders are not permitted under Russian law to issue a decision to pay dividends in amounts higher than those recommended by the Board of Directors. If the annual general shareholders’ meeting decides to pay dividends, such dividends must be paid in cash by wire transfer not later than December 31, 2009.

Preferred shares

On April 30, 2008, at an extraordinary shareholders’ meeting our shareholders adopted amendments to our charter, which were registered with the Russian state unified register of legal entities (as required for the amendments to become effective) on May 7, 2008. Pursuant to our amended charter we are authorized to issue 138,756,915 preferred shares with a nominal value of 10 rubles per share. The authorized preferred shares are not convertible into bonds or other securities, including common shares, of Mechel. Pursuant to a resolution dated May 14, 2008, our Board of Directors decided to increase our charter capital by authorizing Mechel’s issuance of 55,000,000 preferred shares with a nominal value of 10 rubles per share. On September 19, 2008, our Board of Directors amended its resolution by increasing the size of the authorized issuance to up to 138,756,915 preferred shares with a nominal value of 10 rubles each and we registered this change with the Russian Federal Financial Markets Service (the “FFMS”). See “Item 10. Additional Information — Description of Capital Stock” and note 20 to our consolidated financial statements in “Item 18. Financial Statements.”

On April 2, 2009, we placed all 138,756,915 of the preferred shares authorized for issuance at a placement price of 10 rubles per share. All the preferred shares were taken up by our wholly-owned subsidiary Skyblock Limited, (“Skyblock”) which was the sole offeree. A report on the placement of the preferred shares was registered with the FFMS on April 14, 2009. On May 7, 2009, we transferred 83,254,149 preferred shares, representing 15% of our share capital, to the sellers of 100% of the shares and interests of U.S. entities Bluestone Industries, Inc., Dynamic Energy, Inc., JCJ Coal Group, LLC, and certain of its West Virginia affiliates as a part of the consideration we provided for our acquisition of the BCG companies. See “— Acquisition of BCG companies.” The remaining preferred shares, representing 10% of our share capital, are held by Skyblock and are considered treasury shares under U.S. GAAP.

Acquisition of BCG companies

On May 7, 2009, our subsidiaries closed a transaction to acquire 100% of the shares and interests of U.S. entities Bluestone Industries, Inc., a West Virginia corporation, Dynamic Energy, Inc., a West Virginia corporation, JCJ Coal Group, LLC, a Delaware limited liability company, and certain of its West Virginia affiliates (together the “BCG companies”), which are privately-held West Virginia-based coal businesses engaged in the mining, processing and sale of premium quality hard coking coal. The aggregate consideration was $436.4 million paid in cash, approximately 83.3 million preferred shares, plus the assumption of approximately $132.0 million of net debt. Other business activities conducted by the owners of Bluestone Coal Corp., including steam coal operations in Kentucky and other non-coal operations, are not included in the transaction.

The transaction also includes a contingent share value right (“CVR”) that guarantees a target total shareholder return from the preferred shares after five years from May 7, 2009, the closing date. In addition, the transaction consideration includes the obligation to make a contingent cash payment based on additional coal reserves and resources identified within two years under a planned drilling program. Any potential CVR cash payment due to the actual total return from the preferred shares not meeting or exceeding the target return will be paid on the fifth anniversary of the closing date and will equal the amount by which the target value exceeds the sum of the aggregate market value of the preferred shares and all dividends received. The starting target value is $986.1 million, which could be increased up to $1.6 billion and/or decreased by amount of any damages (capped at $200.0 million for CVR purposes) and setoffs effected by Mechel. This increase is based on the additional tonnes of mineral reserves or mineral deposits discovered during the drilling program on certain territories leased or owned by BCG companies.

The contingent cash payment based on the drilling program is an amount based on certain mineral reserves and mineral resources discovered during the drilling program, multiplied by an agreed price of $3.04 per tonne, which will be paid on the fifth anniversary of the closing date.

The transaction documents contemplate that the parties will conduct a public offering of the preferred shares within four years of the closing date as soon as market conditions are favorable. Mechel Mining will guarantee certain obligations of our subsidiaries. These guarantee obligations are supported by a pledge of the shares of the BCG companies and the newly created Mechel entities that will hold those shares. For a more detailed description of the BCG companies acquisition transaction, see note 27 to our consolidated financial statements in “Item 18. Financial Statements.”

The BCG companies will be included in our mining reporting segment.

Risk Factors

An investment in our shares and ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this document, before you decide to buy our shares or ADSs. If any of the following risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, the value of our shares or ADSs could also decline and you could lose all or part of your investment.

Risks Relating to Our Financial Condition and Financial Reporting

There is substantial doubt about our ability to continue as a going concern.

As discussed in detail in note 2 to our consolidated financial statements in “Item 18. Financial Statements,” because we have significant debt that we do not have the ability to repay without refinancing or restructuring, and our ability to do so is dependent upon continued negotiation with our banks, there is substantial doubt about our ability to continue as a going concern. We also note that we have been in material noncompliance with certain covenants of our major loan agreements with our banks. Our plans concerning these matters, including steps being taken to refinance and/or restructure the terms and conditions of our existing debt to extend maturities beyond 2009, are discussed in note 2 to our consolidated financial statements in “Item 18. Financial Statements.” Our future is dependent on our ability to refinance or restructure our indebtedness successfully or otherwise address these matters. If we fail to do so for any reason, we would not be able to continue as a going concern and could potentially be forced to seek relief under applicable bankruptcy or insolvency procedures, in which case our shares and ADSs would lose all or a substantial amount of their value. However, given management’s plans as outlined in note 2 to our consolidated financial statements in “Item 18. Financial Statements,” our consolidated financial statements have been prepared on the basis that we will continue as a going concern entity, and no adjustments have been made in our consolidated financial statements to the carrying value of assets and/or liabilities relating to any potential impact of our not being able to refinance our debt obligations.

Servicing and refinancing of our indebtedness may materially adversely affect our cash flow.

We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with the refinancing of our acquisition of Yakutugol and our acquisition of Oriel Resources. As of December 31, 2008, our consolidated total debt, including capital lease obligations, was $5,438.3 million, with a short-term portion of $5,164.3 million (including $4,233.8 million with a loan covenant violation out of which $1,563.6 million of the long-term debt was reclassified as short-term debt due to loan covenant violations). Our interest expense for the year ended December 31, 2008 was $324.1 million, net of the amount capitalized.

Our leverage and the limits imposed by our debt obligations could have significant negative consequences, including limiting our ability to obtain additional financing, constricting our ability to invest in our business and placing us at a possible competitive disadvantage relative to less leveraged competitors which have greater access to capital resources.

We must generate sufficient cash flow in order to meet our debt service obligations and we cannot assure you that we will be able to meet such obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payment, we would be in default under our indebtedness, including under cross-default provisions in our loan agreements.

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, reducing or delaying our capital expenditures or seeking additional capital. We cannot assure that any refinancing or additional financing would be available on acceptable terms. Our inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms could materially adversely affect our business, financial condition, results of operations and prospects.

We will require a significant amount of cash to fund our capital improvements program.

Our ability to generate cash or obtain financing depends on many factors beyond our control, and we need cash and/or financing to carry out our capital improvements program, which is an important part of our business strategy. We spent $1.2 billion during 2008 and expect to spend approximately $840.0 million in 2009 on our capital improvements program. These capital expenditures include investments in Yakutugol OAO (“Yakutugol”), including those required to be made pursuant to the terms of the subsoil license for the undeveloped Elga coal deposit. We plan to spend about $2.9 billion on our capital improvements program for the four-year period of 2009-2012. See “Item 4. Information on the Company — Capital Improvements Program.” Our ability to fund planned capital expenditures will, in part, depend on our ability to generate cash in the future and possibility for obtaining banking financing. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Most of our current borrowings are from Russian and international banks and financial institutions. In the future, we may rely to a greater extent than currently on domestic sources of financing; however, we do not rule out the possibility of attracting financing from foreign capital markets and other foreign financing sources for our capital needs. It is possible that these international sources of financing, as well as Russian sources, may not be available in the future in the amounts we require or may be expensive. To meet our requirements, we will likely need to secure debt financing. However, we may not be able to access international capital markets or attract additional financing to enable us to fund our capital improvements program or fund our other liquidity needs.

International credit markets have experienced, and may continue to experience, high volatility and severe liquidity disruptions stemming from the effects of the current international financial and economic crisis. These and other related events have had a significant impact on the global capital markets, and the reduced liquidity in the global capital markets could limit our ability to diversify our funding sources. Increased funding costs or greater difficulty in diversifying our funding sources might have an adverse effect on our business, financial condition and results of operations. See “— Risks Relating to the Russian Federation and Other Countries Where We Operate — Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our shares and ADSs to suffer” and “— Risks Relating to the Russian Federation and Other Countries Where We Operate — Economic risks — The Russian banking system is still developing, and another banking crisis could place severe liquidity constraints on our business.”

Inflation could increase our costs and decrease operating margins.

In 2008, the inflation rate was 13.3%, according to the Russian Federal State Statistics Service (“Rosstat”), the highest rate in any of the last five years, including 2007’s rate of 11.9%. The prices for many of our products are denominated in U.S. dollars. As we tend to experience inflation-driven increases in certain of our ruble-denominated costs, including salaries, rents and fuel and energy costs, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise, assuming the ruble-to-dollar exchange rate remains constant. See “— Further volatility in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.” In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and have the effect of decreasing operating margins.

Wage inflation in Russia has increased our cost of doing business. According to Rosstat, the nominal average monthly wage from January through December 2008 was 25.2% higher than the corresponding period in 2007, and the inflation-adjusted average monthly wage grew by 9.7% from January through December of 2008, compared to a 17.2% increase during the same period in 2007. If wage inflation in Russia continues to increase, our labor costs will rise and our advantages with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid by us in Russia will be reduced or eliminated. See “— The steel, mining and ferroalloy industries are highly competitive, and we may not be able to compete successfully.”

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition and results of operations.

Among other things, increased levels of indebtedness, and particularly increases in the level of secured indebtedness, could potentially: (1) limit our ability to obtain additional financing; (2) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (3) place us at a competitive disadvantage relative to our competitors with superior financial resources; (4) lead to a loss of collateral pledged as security; (5) render us more vulnerable to general adverse economic and industry conditions; (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends. Our ability to make payments on our indebtedness depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which we cannot control.

In addition, Russian companies are limited in their ability to effect share placements and have shares in circulation outside of Russia, including in the form of our ADSs and unregistered global depositary shares representing common shares (“GDSs”), due to Russian securities regulations. We have received permission from the FFMS for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum volume allowed at that time by Russian law. Current regulations on the procedure for issuance of authorizations on placement and circulation of securities outside the Russian Federation provide that no more than 30% of a Russian company’s shares of a particular class or type may be placed and/or circulated abroad. Until recently, this limit was set by the FFMS at 35% and it is unclear whether the FFMS’s approval of an amount greater than 35% or 30% prior to the establishment of these lower limits will be respected, or whether the newly enacted 30% limit overrides prior FFMS permissions for higher amounts. Until this is clarified, we have instructed our depositary not to allow for the conversion of more than 35% of our common shares into ADSs and GDSs. Given that our ADSs and GDSs currently account for approximately 35% of our common shares, we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. We have received FFMS permission for a total of 41,627,074 preferred shares to be circulated in the form of global depositary receipts, representing 30% of the total number of preferred shares currently authorized for issuance. Furthermore, it is not clear whether Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel and convert some of our ADSs and GDSs into a corresponding number of common shares. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

Any of the foregoing factors may limit the amount of capital available to meet our operating requirements. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition and results of operations.

We have merged and intend to continue to merge certain subsidiaries for operational reasons from time to time. Under Russian law, such mergers are considered a reorganization and the merged subsidiaries are required to notify their creditors of this reorganization. Russian law also provides that, for a period of 30 days after such notice, these creditors have a right to file a claim seeking acceleration of the reorganized subsidiaries’ indebtedness and demand reimbursement for applicable losses. In the event that we undertake any such merger and all or part of certain of our subsidiaries’ indebtedness is accelerated, we and such subsidiaries may not have the ability to raise the funds necessary for repayment and our business and financial condition could be materially adversely affected.

Further volatility in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar. Our products are typically priced in rubles for Russian domestic sales (or in other local currencies for domestic sales outside of Russia, as the case may be) and in U.S. dollars (and, to a lesser extent, euros) for export sales, whereas the majority of our direct costs are incurred in rubles and, to a lesser extent, in other local currencies where our operations are based. Depreciation in real terms of the ruble against the U.S. dollar results in a decrease in our costs relative to our revenues, while at the same time appreciating our U.S. dollar-denominated liabilities. Appreciation in real terms of the ruble against the U.S. dollar has the opposite effect. In 2008, the ruble depreciated in real terms against the U.S. dollar by 2% as compared with 2007, according to Rosstat, and by 1.2% as compared with 2007, according to the Ministry for Economic Development of the Russian Federation.

In the event of an increase in real terms of our dollar-denominated liabilities or our inability to decrease the relative proportion of dollar-denominated liabilities on our balance sheet in favor of ruble-denominated liabilities, further real depreciation of the ruble against the U.S. dollar may materially adversely affect our financial condition. Conversely, appreciation in real terms of the ruble against the U.S. dollar, which was the prevailing trend from 2002-2007, may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase enough to compensate for the increase in real terms in our ruble-denominated expenditures. In order to mitigate such risks we maintain a correlation between our export revenues in foreign currencies and our liabilities in foreign currencies.

Limitations on the conversion of rubles to foreign currencies in Russia could increase our costs when making payments in foreign currencies to suppliers and creditors and could cause us to default on our obligations to them.

Many of our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euros. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. However, as the Russian authorities may impose limitations on the currency conversion market in the event of an economic or currency crisis, in such an event there may be a delay or other difficulty in converting rubles into foreign currency to make a payment or a delay in or restriction on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

We could be materially adversely affected if our lenders accelerate our debt due to our current and future failures to comply with our loan agreements.

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

In 2008 and early 2009, we have been in breach of certain covenants of certain of our loan agreements representing 78.9% of our indebtedness outstanding as of December 31, 2008. Certain of these breaches have been remedied and certain others, particularly relating to maintenance of financial ratios, are continuing. These agreements entitle our lenders to demand accelerated partial or full repayment of outstanding interest and principal. Certain of our loan agreements of which we are in breach contain cross-default provisions. In early 2009 we have received a request from WestLB AG (“WestLB”) addressed to Voskhod Chrome in March 2009 for an early repayment of the outstanding amount of $84.8 million due to the continuing breach of change of control provision, which has not been waived by the lenders, and a number of other financial covenants. We have agreed with WestLB to repay the full amount outstanding on June 30, 2009, which we intend to do on that date. This request for early repayment received from WestLB has not so far resulted in cross-defaults under our other loans. Maintaining the integrity of our debt portfolio materially depends on our ability to negotiate waivers and extensions from our creditors. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 5. Operating and Financial Review and Prospects—Description of Certain Indebtedness.”

Our ability to continue to service, repay and refinance our indebtedness and come back into compliance with our financial and other loan covenants will depend on our ability to generate cash in the future and lenders, credit decisions. This, in turn, is subject to general economic, financial, competitive, legislative and other factors that are beyond our control. We cannot assure you that our breach of financial and other covenants in our loan agreements will not result in new and renewed demands from our lenders for acceleration of our loan repayment obligations of related litigation, including as a result of cross-defaults. If we fail to come back into compliance with our financial and other loan covenants contained in any of our loan agreements, including compliance with financial ratios or failure to obtain prior consent of lenders for certain actions, or fail to obtain extensions or waivers in respect of our current and future breaches of our loan agreements or amend our loan agreements, such failure could be deemed by the lenders to be an event of default which could result in, among other things, acceleration of repayment of principal and interest under the relevant loan agreement and any other loan agreement under which a default on such instrument would trigger a cross-default, reduced opportunities for future borrowing, debt service obligations in excess of our ability to pay, liability for damages or inability to further develop our business and pursue our strategic objectives, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects and you could lose your entire investment in ADSs and shares if we are forced to seek relief under applicable bankruptcy or insolvency procedures.

We have had in the past and may still have material weaknesses in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.

Management identified six material weaknesses in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X that affected our financial statements for the year ended December 31, 2008. The material weaknesses in our internal control over financial reporting identified for the year ended December 31, 2008 are described in “Item 15. Controls and Procedures.” Because of the effect of these material weaknesses, our auditors have opined that we have not maintained effective internal control over financial reporting as of December 31, 2008 under Section 404 of the Sarbanes-Oxley Act of 2002.

Notwithstanding the steps we have taken and continue to take that are designed to remedy each material weakness identified in “Item 15. Controls and Procedures,” we may not be successful in remedying these material weaknesses in the near or long term and we make no assurances that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our shares and ADSs.

We depend on key accounting staff for the preparation of U.S. GAAP financial information. Given the competition for such personnel, we may be unable to retain our key accounting staff, which could disrupt our ability to timely and accurately report U.S. GAAP financial information.

Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with Russian accounting standards. For every reporting period, we translate, adjust and combine these Russian statutory financial statements to prepare consolidated financial statements prepared in accordance with U.S. GAAP. This is a time-consuming task requiring us to have accounting personnel experienced in internationally accepted accounting standards. We believe there is a shortage in Russia of experienced accounting personnel with knowledge of internationally accepted accounting standards. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of internationally accepted accounting standards. Such competition makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave us. Under these circumstances, we may have difficulty in remedying the material weaknesses in our internal financial controls identified by our management and in the timely and accurate reporting of our financial information in accordance with U.S. GAAP. See “— We have had in the past and may still have material weaknesses in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.”

Risks Relating to Our Business and Industry

We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our results of operations and financial condition.

Our mining business sells coal and iron ore. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future. Prolonged declines in world market prices for these products would have a material adverse effect on our revenues.

The steel industry is highly cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw material costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

Our ferroalloys business sells nickel, ferrosilicon and ferrochrome. These ferroalloy products are primarily used in the manufacture of steel. Thus, market demand for our ferroalloy products is very closely linked with the market for steel and generally follows the cycles of the steel industry.

Power demand depends on its consumption by the real economy. In Russia, the steel and mining industries are major consumers of power and the recent declines in production by steel and mining companies has impacted demand for power. Therefore, the market demand for the power produced by our power business is affected by many of the same factors and cycles that affect our mining and metals businesses. Due to government price regulation and the current shortage of power generation capacity in Russia, reduced demand for power has not impacted power prices. However, as Russian regulated power prices are set in rubles, if power prices are not increased steadily they may decline on a real dollar basis when ruble devaluation and inflation are taken into account.

Prices for our products, including coal, iron ore, metals and power, as well as the prices of coal, iron ore, ferroalloys, power and natural gas and other commodities and materials we purchase from third parties for the production of our products, fluctuate substantially over relatively short periods of time and expose us to commodity price risk. We do not use options, derivatives or swaps to manage commodity price risk. We use our vertically integrated business model and intersegment sales, as well as short-term and long-term purchase and sales contracts with third-party suppliers and customers, to manage such risk. In addition, the length and pricing terms of our sales contracts on certain types of products are affected and regulated by orders issued by Russian antimonopoly authorities. We cannot ensure that our strategies and contracting practices will be successful in managing our pricing risk or that they will not result in liabilities because of future volatility in these markets. If our strategies to manage commodity price risk and the impact of business cycles and fluctuations in demand are not successful, it could have a material adverse impact on our business, results of operations, financial condition and prospects.

The steel, mining and ferroalloy industries are highly competitive, and we may not be able to compete successfully.

We face competition from Russian and international steel and ferroalloys manufacturers and mining companies. Recent consolidation in the steel sector globally has also led to the creation of several large steel producers, some of which have greater financial resources and more modern facilities compared to us. We also face price-based competition from steel and ferroalloys producers in emerging market countries, including, in particular, Ukraine and Kazakhstan. Increased competition could result in more competitive pricing and reduce our profitability.

Our competitiveness is based in part on our operations in Russia and other former Eastern Bloc countries having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. See “— Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our results of operations and financial condition.

Successful implementation of our strategy to expand our specialty long product sales and coal sales depends on our ability to increase our export sales of these products.

While we expect continued growth of demand in the Russian market for specialty long products, our strategy to expand these sales substantially is dependent on our ability to increase our exports of these products to other countries, particularly the E.U. countries. We face a number of obstacles to this strategy, including trade barriers and sales and distribution challenges as well as restrictions imposed by antimonopoly legislation and regulatory orders. See “Item 8. Financial Information — Litigation — Antimonopoly.”

Likewise, our strategy to increase our sales of coal, particularly high-grade coking coal, is substantially dependent on our ability to increase our exports of these products from our coal assets in the Russian Far East to other countries, particularly Japan, China, South Korea and other Pacific Rim countries. In order to implement this strategy, we must complete the tasks of expanding the cargo-handling capacity of our Port Posiet OAO (“Port Posiet”) seaport on the Sea of Japan, building a specialized coal transshipment seaport at Vanino in Russia’s Far East (“Port Vanino”) and making the capital improvements necessary for the development of our Elga coal deposit. See “— We will require a significant amount of cash to fund our capital improvements program.” Our ability to increase coking coal export volumes is also limited by our ability to first satisfy domestic Russian coal demand, pursuant to a FAS directive issued to us in August 2008. See “— Regulation by the Federal Antimonopoly Service could lead to sanctions with respect to the subsidiaries we have acquired or established, our prices, our sales volumes or our business practices.” If we fail to manage successfully the obstacles and tasks involved in the implementation of our export sales expansion strategy, it could materially adversely affect our prospects.

If shares of our subsidiary holding companies are listed on a stock exchange, it could entail changes in such companies’ management and corporate governance that might affect our integrated business model.

While we intend to continue to operate as an integrated business, if and when a listing of shares takes place in respect of the subsidiary holding companies we are forming or intend to form to consolidate our mining and ferroalloy assets, changes to the management structure of such subsidiary holding companies and/or the assets consolidated within them may be made in preparation for such a listing. After a listing of a subsidiary holding company, the subsidiary’s directors and management would operate the business of such subsidiary, in accordance with applicable law, for the benefit of all shareholders, including minority shareholders. In addition, companies listed on stock exchanges comply with certain corporate governance requirements and are encouraged to implement certain corporate governance recommendations, including the appointment of independent directors. These and other changes, if implemented in connection with the consolidation and potential listing of subsidiaries holding our mining and/or ferroalloy assets, may result in decision-making by the directors and management of such subsidiaries that may not be consistent with our current integrated business model. As our integrated business model is key to our strategy, changes in decision-making by our subsidiaries’ directors and management in connection with a listing may materially adversely affect our business and prospects.

Our business strategy envisions additional acquisitions and continued integration, and we may fail to identify suitable targets, acquire them on acceptable terms, identify all potential liabilities associated with them or successfully integrate them into our group.

Our strategy relies on our status as an integrated mining, steel, ferroalloys and power group, which allows us to benefit from economies of scale, realize synergies, better satisfy the needs of our Russian and international customers, reduce our reliance on third party brokers by distributing and selling our products directly to end users, and compete effectively against other mining, steel, ferroalloys and power producers. We also intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, on an ongoing basis we need to identify suitable targets that would fit into our operations, acquire them on terms acceptable to us and successfully integrate them into our group. We often compete with Russian and international companies for acquisitions, including subsoil licenses.

The acquisition and integration of new companies pose significant risks to our existing operations, including:

•	additional demands placed on our senior management, who are also responsible for managing our existing operations;

•	increased overall operating complexity of our business, requiring greater personnel and other resources; and

•	incurrence of debt to finance acquisitions and higher debt service costs related thereto, including, if necessary, upgrade costs of such assets.

In addition, integrating new acquisitions may require significant initial cash investments. Furthermore, even if we are successful in integrating our existing and new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins.

We have acquired and established businesses in countries that represent new operating environments for us and which are located at a great distance from our headquarters in Russia. These businesses conduct operations in accordance with local customs and laws. For example, in connection with our recent acquisition of the BCG companies, a group of companies with coal-mining assets and operations in West Virginia, and our establishment of Mechel Bluestone Inc., a Delaware corporation that holds the BCG companies, we now have significant operations, assets and employees in the United States which are subject to U.S. federal and state laws and regulations. See “— Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be materially adversely affected by a worsening of labor relations in the future,” “— We have assumed liabilities with respect to postretirement benefits for our U.S. employees, which could be more burdensome if certain factors beyond our control are changed or corrected,” “— Other Countries Where We Operate — The BCG companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters, which impose significant costs on us. U.S. regulatory agencies have the authority to temporarily or permanently close the BCG companies’ mines or modify their operations, which could materially adversely affect our business. Our operations may impact the environment or cause or contribute to contamination or exposure to hazardous substances, which could result in material liabilities to us,” “— Other Countries Where We Operate — Changes in U.S. regulations and the passage of new legislation in the United States could materially adversely affect the BCG companies’ operations, increase our costs or limit our ability to produce and sell coal in the United States,” “— Other Countries Where We Operate — We must obtain and maintain numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain or renew necessary permits and approvals could negatively impact our business,” “— Other Countries Where We Operate — We may be subject to significant mine reclamation and closure obligations with respect to our U.S. coal mining operations,” “— Other Countries Where We Operate — Extensive environmental regulation in the United States, including the Clean Air Act and similar state and local laws, affect our U.S. customers and could reduce the demand for coal as a fuel source and cause our sales to decline” and “— Other Countries Where We Operate — Mining in the Northern and Central Appalachian region of the United States is more complex and involves more regulatory constraints than in other U.S. geographic areas.” Thus, it may take some time to implement our operating standards and it is possible that for a certain period of time we may face some uncertainties with respect to the operational and financial needs of these businesses, which may hinder our integration efforts.

In some instances we conduct limited due diligence investigations in connection with our acquisitions and the contractual documentation does not contain representations and warranties and indemnities to protect against unidentified liabilities and other losses. Moreover, these acquired businesses may not have financial reports prepared under internationally accepted accounting standards. Accordingly, these businesses may face risks that we have not yet identified and that are not described in this document and we may not realize the full benefit of our investment, which could have a material adverse effect on our business and prospects.

For example, in the case of the West Virginia-based BCG companies, which we acquired in May 2009, though we performed a pre-acquisition review of the companies’ assets, liabilities, operations, legal matters and financial condition, the transaction was completed very recently and our review of the new acquisition is ongoing. Though we believe we have identified in this document the current material risks associated with the BCG companies in the context of our group, we may not have yet fully identified the extent of the historical, current and future costs related to the BCG companies’ assets, liabilities, operations, legal matters and financial condition, including health, safety and environmental liability, problems with permits and regulatory compliance, labor issues and potential litigation. As noted above, implementing our operating standards at newly acquired companies takes time, and our assumptions regarding the liability and cost of operating U.S. assets and doing business in the United States are subject to change as we integrate the BCG companies into our group. If more liabilities and costs are associated with the BCG companies’ acquisition than we have assumed, including liabilities and costs that affect the calculation of coal reserves owned or controlled by the BCG companies, we may not realize the investment benefits, operational synergies and marketing advantages we expect from the BCG acquisition, which could materially adversely affect our business, results of operations, financial condition and prospects.

In the event the title to any privatized company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

Almost all of our Russian assets consist of privatized companies, and our business strategy will likely involve the acquisition of additional privatized companies. The Russian statute of limitations for challenging privatization transactions is three years. However, because Russian privatization legislation is vague, internally inconsistent and in conflict with other legislation, including conflicts between federal and local privatization legislation, and the statute of limitations for challenging certain actions related to privatization may be argued to begin to run only upon the discovery of a violation, many privatizations are vulnerable to challenge. In the event that any title to, or our ownership stakes in, any of the privatized companies acquired by us is subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially adversely affect our business and results of operations.

In addition, under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transaction rules and/or the terms of transaction approvals issued by government authorities, or failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge.

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

The Land Code of the Russian Federation, as amended, which was enacted on October 25, 2001 (the “Land Code”), requires privatized Russian companies to either purchase or lease the land on which they operate by January 1, 2010. In accordance with the current legislation the repurchase price of land plots held under special title of perpetual use is set in the amount of 2.5% of the cadastral value of such land plots. We estimate that the cost for us to purchase the land on which we operate is $35.0 million. This estimate excludes certain land plots on which Southern Kuzbass Coal Company OAO (“Southern Kuzbass Coal Company”) operates, which have not been included in the state cadastral valuation. A bill has been introduced in the State Duma, Russia’s Parliament, to extend the term of special title of perpetual use up until January 1, 2013. If this bill does not become law and if we are required to purchase the land plots on which we operate by January 1, 2010 as provided under the current Land Code it may have a material adverse effect on our financial condition.

Increasing prices of electricity and natural gas could materially adversely affect our business.

In 2008, our Russian operations purchased approximately 1.8 billion kilowatt-hours (“kWh”) of electricity, representing 55% of their needs. Domestic electricity prices are currently regulated by the Russian government, but the government is in the process of liberalizing the wholesale electricity market and moving from regulated pricing to a market-based system. This could lead to higher electricity prices. In addition, according to a 2008 long-term macroeconomic forecast made by the Ministry for Economic Development of the Russian Federation, electricity prices for industrial users are expected to reach 6.9 cents per kWh in 2009 and from 10 to 15 cents per kWh by 2020. In 2008, our average cost of electricity was 5.8 cents per kWh. Assuming a price of 6.9 cents per kWh in 2008, our Russian operations would have incurred approximately $19.8 million in additional costs. Further price increases for electricity may also occur in the future as the industry is controlled to a greater extent by the private sector. If we are required to pay higher prices for electricity in the future, our costs will rise and our business and prospects could be materially adversely affected.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom OAO (“Gazprom”). Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the Russian government. These prices have been rising over the last few years. The average price for industrial consumers was approximately $65.3 per thousand cubic meters ($1.9 per thousand cubic feet) in 2008, and increased by 25.0% compared with 2007. Further, Russian domestic natural gas prices are significantly below Western European levels, which presently helps to provide us with a cost advantage over our competitors, an advantage which is expected to diminish as Russian domestic gas prices approach Western European levels. The Ministry for Economic Development of the Russian Federation has forecasted natural gas prices in the range of $223 to $224 per thousand cubic meters ($6.3 to $6.4 per thousand cubic feet) in 2015. If we are required to pay higher prices for gas in the future, our costs will rise and our business, financial condition and prospects could be materially adversely affected.

Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers in Russia and abroad. The Russian rail system is controlled by Russian Railways, an open joint-stock company wholly owned by the Russian government. Russian Railways is a state-sanctioned monopoly responsible for the management of all Russian railroads. The Russian government sets domestic rail freight prices and the terms of transportation. These rail freight prices are subject to annual adjustment based on, among other factors, inflation and the funding requirements of Russian Railways’ capital investment program, which is in turn affected by the acute need to upgrade Russian Railways’ rolling stock, track infrastructure and passenger- and cargo-handling facilities.

Our cargoes are currently transported in the railcars of either Russian Railways or third party owners engaged for transportation, as well as in our own railcars. The most significant railcar owner is Pervaya Gruzovaya Kompaniya OAO (“First Freight Company”), a wholly-owned subsidiary of Russian Railways from which we lease railcars, mainly to transport coal products and iron ore concentrate. At present, only two companies, Russian Railways and First Freight Company, possess a sufficiently extensive railcar fleet to provide for the traffic volumes we plan.

In December 2007, our subsidiary Mecheltrans OOO concluded a contract to arrange transportation and forwarding of cargoes with the railcar fleet owned by First Freight Company. Our freight volume transported by First Freight Company’s railcars amounted to 11.0 million tonnes or RUR 7.1 billion in 2008.

In 2008, tariffs were indexed three times, which resulted in a 23% average tariff increase.

Since January 10, 2009, all tariffs have been increased by an additional 5%.

If rail freight prices continue to increase, or if there is a disruption in transportation of our materials and products due to a shortage of available working rolling stock, it could adversely affect our business, financial condition, results of operations and prospects.

In connection with the downturn in economic activity due to the global financial crisis, recently the shortage of rail freight rolling stock has eased somewhat. However, as the economic situation improves, the rolling stock deficit is expected to worsen, which may negatively affect our business.

On May 6, 2008, an interdepartmental Russian government commission on structural reform of the rail transportation sector, headed by the Russian Ministry of Transportation, approved draft amendments to the Federal

Law “On Rail Transportation” for further submission to the State Duma. On February 16, 2009, a committee of the Russian Union of Industrialists and Entrepreneurs considered certain provisions of the draft bill at the organization’s convention. The text of the full draft has not been made public. Changes to Russian legislation regulating the rail transportation sector could result in further increases in our freight shipment costs, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects.

We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.

We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The E.U. has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe and the Baltic states (Estonia, Lithuania and Latvia) that joined the E.U. in 2004 as well as to Romania and Bulgaria, which joined the E.U. in 2007. Our sales into the E.U. constituted approximately 24% of our steel segment revenues and approximately 37% of our steel segment export revenues in 2008. The export of our steel into the E.U. is an important part of our growth strategy. If E.U. quotas are not increased in line with our sales growth objectives, our ability to expand our sales in the E.U. and pursue our growth strategy could be limited. In 2008, approximately 12% of our steel segment’s export sales revenues were derived from sales of steel products that were subject to import restrictions. In addition, the E.U. has imposed antidumping duties on certain of our steel exports.

Our ferroalloys business is also subject to export restrictions. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. We did not supply any ferrosilicon to the E.U. in 2008.

See “Item 4. Information on the Company — Steel Business — Trade restrictions” and “Item 4. Information on the Company — Ferroalloys Business — Trade restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5-15% of value. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2008. In January 2009, the Russian government increased the import duties on certain types of steel products (corrosion-resistant steel and some other steel products) from 5% to 15%. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect our revenues and results of operations.

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

From March 20, 2007, Russia has imposed an antidumping duty on corrosion-resistant steel originating in the E.U. at the rate of €840 per tonne. The duty, which we believe will benefit us, will be in force for a total of three years.

According to available public information, Russia has taken part in negotiations to join the World Trade Organization (the “WTO”). Russia’s potential future accession to the WTO could negatively affect our business and prospects. In particular, Russia’s entry into the WTO may require gradual reduction or elimination of import tariffs and duties on steel products, causing increased competition in the Russian steel market from foreign producers and exporters. See also “— Increasing prices of electricity and natural gas could materially adversely affect our business.”

Estimates of our reserves are subject to uncertainties.

The estimates of our reserves contained in this document are subject to uncertainties. These estimates are based on interpretations of geological data obtained from sampling techniques and projected rates of production in the future. Actual production results may differ significantly from reserve estimates. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant commodity.

In addition, the calculation of reserves of the Elga coal deposit, which we acquired in October 2007 along with our acquisition of Yakutugol, is subject to certain risks due to the license obligations and capital costs involved in developing required infrastructure and commencing production and the nature of the undeveloped Elga coal deposit. See “Item 4. Information on the Company — Mining Business — Mineral reserves (coal, iron ore and limestone) — Coal.”

We are subject to mining risks.

Our business operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property.

In particular, hazards associated with our open pit mining operations include, but are not limited to:

•	flooding of the open pit;

•	collapses of the open pit wall;

•	accidents associated with the operation of large open pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large-scale open pit blasting operations;

•	deterioration of production quality due to weather; and

•	hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with our underground mining operations include but are not limited to:

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or ground falls;

•	discharges of gases and toxic chemicals;

•	flooding;

•	sinkhole formation and ground subsidence; and

•	other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine, including due to human error.

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us.

Furthermore, the risk of occurrence of these hazards is exacerbated by the significant level of wear of the equipment of our mining enterprises. We are conducting a program of phased replacement and refurbishment of obsolete equipment in order to meet safety requirements at our most dangerous facilities. See “Item 8. Financial Information — Litigation — Environmental and safety.”

On May 30, 2008, there was a shaft cave-in at the Lenin underground mine, an asset of our subsidiary Southern Kuzbass Coal Company in Kemerovo region, Russia. Five of our workers were killed and mining operations were suspended for 17 calendar days, resuming on June 16, 2008. The causes of the accident were investigated by the Kemerovo regional office of the Russian Federal Service for Environmental, Technological and Nuclear Supervision (“Rostekhnadzor”). Following its investigation, Rostekhnadzor issued a report. Rostekhnadzor found that the primary cause of the accident was workers’ gross breach of safety rules.

On July 29, 2008, a methane flash occurred at the Lenin mine. All 41 miners who were in the area of the explosion were evacuated to the surface; however, 17 persons were injured. Mining operations were suspended for 67 calendar days, resuming on October 4, 2008. The Kemerovo regional office of Rostekhnadzor conducted an investigation and issued a report, finding that the flash was caused by ignition of a hazardous concentration of methane in the atmosphere in a mined-out section of the mine that arose through extraction from methane-containing mine faces.

In 2008, we took steps to improve safety at the Lenin mine. We commissioned safety inspections, improved safety procedures and monitoring and provided our engineering and technical personnel with additional training and instruction on mining safety. After the July 2008 methane flash, we also revised our mining operations plan and production target for the remaining part of 2008. See “Item 8. Financial Information — Litigation — Environmental and safety.”

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

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the E.U. or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for noncompliance with environmental rules. In addition, we are currently assessing whether our Romanian and Bulgarian operations will face higher environmental compliance costs due to the integration of these countries into the E.U. See note 26(c) to our consolidated financial statements in “Item 18. Financial Statements.”

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2008, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $71.6 million for asset retirement obligations, consistent with U.S. GAAP requirements. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

Also, in the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to halt for a 90-day period. We have been cited in Russia for various violations of environmental regulations in the recent past, including during the 2008 financial year, and we have paid certain fines levied by regulatory authorities in connection with these infractions. Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business could suffer and our operating results could be negatively affected.

The assets and operations of our newly acquired BCG companies based in West Virginia are subject to U.S. environmental and other regulatory risks. See “— Other Countries Where We Operate — The BCG companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters, which impose significant costs on us. U.S. regulatory agencies have the authority to temporarily or permanently close the BCG companies’ mines or modify their operations, which could materially adversely affect our business. Our operations may impact the environment or cause or contribute to contamination or exposure to hazardous substances, which could result in material liabilities to us,” “— Other Countries Where We Operate — Changes in U.S. regulations and the passage of new legislation in the United States could materially adversely affect the BCG companies’ operations, increase our costs or limit our ability to produce and sell coal in the United States,” “— Other Countries Where We Operate — We must obtain and maintain numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain or renew necessary permits and approvals could negatively impact our business, “— Other Countries Where We Operate — We may be subject to significant mine reclamation and closure obligations with respect to our U.S. coal mining operations, “— Other Countries Where We Operate — Extensive environmental regulation in the United States, including the Clean Air Act and similar state and local laws, affect our U.S. customers and could reduce the demand for coal as a fuel source and cause our sales to decline” and “— Other Countries Where We Operate — Mining in the Northern and Central Appalachian region of the United States is more complex and involves more regulatory constraints than in other U.S. geographic areas.”

In addition, we are generally not indemnified against environmental liabilities or any required land reclamation expenses of our acquired businesses that arise from activities that occurred prior to our acquisition of such businesses. See “— Our business strategy envisions additional acquisitions and continued integration, and we may fail to identify suitable targets, acquire them on acceptable terms, identify all potential liabilities associated with them or successfully integrate them into our group.”

Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.

Our business depends on the continuing validity of our licenses and the issuance of new licenses and our compliance with the terms thereof, including subsoil licenses for our mining operations. Regulatory authorities exercise considerable discretion in the timing of license issuance, renewal of licenses and monitoring licensees’ compliance with license terms. In particular, subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — Subsoil licensing — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the terms of our licenses, it could lead to suspension or termination of our licenses, and to administrative, civil and criminal liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. See “Item 4. Information on the Company — Mining Business — Mineral reserves (coal, iron ore and limestone).” Accordingly, these factors may seriously affect our ability to operate our business and realize our reserves.

The assets and operations of our newly acquired BCG companies based in West Virginia are subject to risks relating to permits required under U.S. federal and state laws. See “— Other Countries Where We Operate — We must obtain and maintain numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain or renew necessary permits and approvals could negatively impact our business.”

Our controlling shareholder has the ability to take actions that may conflict with the interests of the holders of our shares and ADSs.

Our Chief Executive Officer, Igor Zyuzin, directly and indirectly owns approximately 66.76% of our common shares and may also acquire additional shares from time to time in compliance with current Company’s rules. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a shareholders’ meeting are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by a majority vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. In addition, our controlling shareholder is likely to be able to take actions which require a three-quarters supermajority vote of shares represented at such a shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions in case if other shareholders do not participate in the meeting. Thus, our controlling shareholder can take actions that may conflict with the interests of other holders of our shares and ADSs.

Our competitive position and future prospects depend on our senior managers and other key personnel.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team and other key personnel, particularly Mr. Zyuzin, our Chief Executive Officer and controlling shareholder. See “— Our controlling shareholder has the ability to take actions that may conflict with the interests of the holders of our shares and ADSs” and “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” Mr. Zyuzin has provided and continues to provide strategic direction and leadership to us.

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

Regulation by the Federal Antimonopoly Service could lead to sanctions with respect to the subsidiaries we have acquired or established, our prices, our sales volumes or our business practices.

Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the Russian Federal Antimonopoly Service (the “FAS”) or its predecessor agencies. Relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without such approval or notification. This legislation is vague in certain parts and subject to varying interpretations. If the FAS were to conclude that an acquisition of an existing company or the creation of a new company was done in contravention of applicable legislation and that competition has been limited as a result, it could seek redress, including invalidating the transactions that led to the limitation of competition, obliging the acquirer to perform activities to restore competition, and seeking the dissolution of the company created as a result of reorganization. Any of these actions could materially adversely affect our business and our results of operations.

As of April 22, 2009, nine of our companies were included by the FAS in its register of entities with a market share exceeding 35% in the relevant market or with a dominant position on a certain market, including:

•	Beloretsk Metallurgical Plant OAO — as controlling 100% of the market for local telephony services in the city of Beloretsk;

•	Chelyabinsk Metallurgical Plant OAO (“Chelyabinsk Metallurgical Plant”) — as controlling more than 65% of the market for forgings made of stainless steel ingots in the Russian market;

•	Southern Urals Nickel Plant OAO (“Southern Urals Nickel Plant”) — as controlling more than 65% of the market for nickel in sulfate and hydroxide in the Russian Federation;

•	Izhstal OAO (“Izhstal”) — as controlling more than 65% of the market for graded high-speed steel and its substitute and the market for small shaped graded high-speed steel in the Russian Federation;

•	Vyartsilya Metal Products Plant ZAO (“Vyartsilya Metal Products Plant”) — as controlling more than 65% of the market of railroad transportation of cargo for third parties and companies on the track section from Vyartsilya village to Vyartsilya station;

•	Kuzbass Power Sales Company OAO (“Kuzbass Power Sales Company”) — as controlling more than 50% of the electricity trading market in the Kemerovo region;

•	Mechel-Energo OOO (“Mechel-Energo”) — as controlling more than 50% of the market for the trading of electricity in the cities of Mezhdurechensk, Myski and Novokuznetsk;

•	Yakutugol OAO, including its subsidiaries Dzhebariki-Khaya Mine OAO and Kangalassk Open Pit Mine OAO — as controlling more than 65% of the coal market of the Sakha Republic (an administrative region of Russia in eastern Siberia, also known as Yakutia) and as holding a dominant market position as the sole supplier of Far East Generating Company OAO (“Far East Generating Company”), a power plant designed to consume only the type of coal produced by Yakutugol and its subsidiaries; and

•	Moscow Coke and Gas Plant OAO — as controlling 100% of the market for cargo transportation services on the company’s rail siding in the Lenin District of Moscow region from the Obmennaya station to the Zavodskaya station.

When our companies are included in the register of entities with a market share exceeding 35% in the relevant market or with a dominant position on a certain market, this does not by itself result in restriction of the activities of such entities. However, these entities may be subject to additional FAS oversight by reason of their having been deemed to have a dominant market position.

In 2008, in furtherance of the FAS’s mandate to exercise state control over economic concentration, the FAS considered applications made by our companies with the aim of obtaining permissions required under Russian law and issued a number of directives to a number of our companies placing certain restrictions on our business practices.

On April 14, 2008, the FAS issued a directive ordering Yakutugol, Southern Kuzbass Coal Company and Mechel-Invest OOO (“Mechel-Invest”), as a group of companies holding a dominant position on the Russian coking coal market, to fulfill the following requirements:

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

The above directive is not in effect currently as Mechel-Invest does not hold Yakutugol’s shares as of June 30, 2008, and was liquidated by a way of the merger to Mechel Trading House on December 31, 2008.

A new directive with substantially identical requirements was issued to Mechel, Southern Kuzbass Coal Company and Korshunov Mining Plant OAO (“Korshunov Mining Plant”) on May 13, 2008, as described below.

Additionally, on March 6, 2008, we received from the FAS two directives relating to the same subsidiaries as the May 13, 2008 directive, with one of them also being addressed to Elgaugol. These directives lost effect. However, on October 10, 2008, the FAS issued new directives to Mechel Mining Management ordering Mechel Mining Management, Yakutugol and Southern Kuzbass Coal Company to follow the FAS’s requirements in place of the original addressees. These directives contain requirements similar to the ones described in the previous paragraph, except for the requirement for prior notification of contemplated price increases. Under these two directives, the companies are required to provide a justification of increases in the price of coking coal concentrate if the change in price is 10% more than the weighted average price over the previous six months.

Furthermore, in connection with the establishment of Mechel Mining, the subsidiary into which certain mining assets are being consolidated, we received a directive from the FAS dated May 13, 2008, which contains requirements as to the activities of Mechel, Southern Kuzbass Coal Company and Korshunov Mining Plant, which have been deemed by FAS to be a group of companies holding a dominant position on the Russian coking coal market. The requirements repeat those described above pursuant to the directive issued to Yakutugol, Southern Kuzbass Coal Company and Mechel-Invest on April 14, 2008. Additionally, on June 23, 2008 the FAS issued two more directives, which were addressed to our subsidiary holding company Mechel Mining and relating to its subsidiaries Yakutugol and Southern Kuzbass Coal Company. The requirements under these two directives substantially repeat those described above.

In addition, in connection with our transfer of management of Beloretsk Metallurgical Plant, Izhstal, Chelyabinsk Metallurgical Plant and Urals Stampings Plant to Mechel Management, in 2008 FAS issued four directives addressed to Mechel Management. Furthermore, in connection with our transfer of managment of Southern Urals Nickel Plant and Bratsk Ferroalloy Plant to Mechel Ferroalloys Management and the consolidation of our ferroalloy assets under our subsidiary Oriel Resources, in October 2008 FAS issued two directives addressed to Mechel Ferroalloys Management and one directive addressed to Oriel Resources, and in November 2008 FAS issued one additional directive addressed to Mechel. The requirements under all eight of these directives are substantially similar to those described above, except that they relate to our production and sales of ferrosilicon, nickel products, stampings and certain other steel products.

In the event of breach of the terms of business conduct set forth by the FAS by our companies, the FAS may seek to impose liability for violation of antimonopoly legislation and of administrative legislation, which would materially adversely affect our business and results of operations. Such liability may take the form of an administrative fine of up to 15% of the proceeds of sale of all goods, works and services on the market where such violation,was committed, but not more than 2% of gross proceeds of sale of all goods, works and services. Russian legislation also provides for criminal liability for violations of antimonopoly legislation resulting in damage over one million rubles. Furthermore, for systematic violations a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. The imposition of any such liability on us or our subsidiaries could materially adversely affect our business, results of operations, financial condition or prospects.

Negative publicity associated with any antimonopoly, administrative, criminal or other investigation or prosecution carried out with respect to our business practices, regardless of the outcome, could damage our reputation and result in a significant drop in the price of our shares and ADSs and could materially adversely affect our business and prospects.

In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have previously had other shareholders. We and our subsidiaries in the past have carried out, and continue to carry out, transactions among our companies and affiliates, as well as transactions with other parties which may be considered to be “interested party transactions” under Russian law, requiring intra-group approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and the parties involved. See “Item 10. Additional Information — Interested Party Transactions.” The provisions of Russian law defining which transactions must be approved as interested party transactions are subject to different interpretations, and these transactions may not always have been properly approved, including by former shareholders. We cannot make any assurances that our and our subsidiaries’ applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders’ meeting to approve certain transactions and other matters, including, for example, charter amendments, reorganization, major transactions involving assets in excess of 50% of the assets of the company, acquisition by the company of outstanding shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to challenge successfully past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations or prospects could be materially adversely affected.

In the event certain minority shareholder lawsuits are resolved against us, our financial condition and results of operations could be materially adversely affected.

Russian law does not protect us against, and does not allow us to include in our charter, protections against unfriendly and other similar actions by minority shareholders. For example, minority shareholders holding as little as a single share in a company have standing under Russian law to bring claims against the company, challenge decisions of governing bodies. These features of Russian corporate law are often abused by minority shareholders, who can bring claims in local courts seeking injunctions and other relief for which, as a practical matter, we may not receive notice. Any such actions by minority shareholders, if resolved against us, could have a material adverse effect on our business, results of operations and financial condition.

Our existing arrangements with trade unions may not be renewable on terms favorable to us, and our operations could be materially adversely affected by a worsening of labor relations in the future.

As of December 31, 2008, approximately 75% of our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation have been recently affected by interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relations with our labor force and trade unions worsen in the future. Although currently at all our Russian businesses our collective bargaining agreements have been extended for a period of at least one year from the fourth quarter of 2008 to the first quarter of 2009, if employees are dissatisfied with their terms, our business and results of operations could be materially adversely affected.

Our risks relating to trade union relations may be increased by our May 2009 acquisition of the BCG companies. Approximately half of the BCG companies’ workforce is represented by the United Mine Workers of America (“UMWA”) labor union. Though we believe the BCG companies have a good relationship with the UMWA, there are no assurances that our acquisition of the BCG companies will not be detrimental to that relationship. Our U.S. employees have the right at any time under the U.S. National Labor Relations Act to form or affiliate with a union and the current presidential administration in the United States has indicated that it will support legislation that may make it easier for employees to unionize. Any further unionization of employees could adversely affect the stability of our production and reduce our profitability. Additionally, due to the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations.

We have assumed liabilities with respect to postretirement benefits for our U.S. employees, which could be more burdensome if certain factors beyond our control are changed or corrected.

With the acquisition of the BCG companies, we have assumed long-term liability with respect to pension obligations and postretirement welfare benefit plans. The BCG companies contribute to multiemployer defined benefit pension plans sponsored by the UMWA. In the event of our partial or complete withdrawal from any multiemployer plan which is underfunded, we would be liable for a proportionate share of such plan’s unfunded vested benefits. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan’s unfunded vested benefits. Assessment of withdrawal liability could adversely affect our cash flow and reduce our profitability, and could materially adversely affect our financial condition.

Our postretirement medical obligations have been estimated based on actuarial assumptions, including actuarial estimates, assumed discount rates, estimates of life expectancy, and changes in healthcare costs. If our assumptions relating to these benefits change in the future or are incorrect, we may be required to record additional expenses, which would reduce our profitability. In addition, future regulatory and accounting changes relating to these benefits could result in increased obligations or additional costs, which could also have a material adverse impact on our cash flows, results of operations or financial condition.

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

The insurance industry is still developing in Russia, and many forms of insurance protection common in more economically developed countries are not available in Russia on comparable terms, including coverage for business interruption. At present, most of our Russian production facilities are not insured, and we have no coverage for business interruption or for third-party liability, other than customary insurance coverage against the risks associated with our international trading operations and sales as well as the business in which we operate, other than insurance required under Russian law, collective agreements, loan agreements or other undertakings. Some of our international production facilities are not covered by comprehensive insurance typical for such operations in Western countries. Furthermore, we cannot confirm that the insurance we have in place is adequate for the potential losses and the liability we may suffer.

Since most of our production facilities lack insurance covering their property, if a significant event were to affect one of our facilities, we could experience substantial financial and property losses, as well as significant disruptions in our production activity, for which we would not be compensated by business interruption insurance.

Since we do not maintain separate funds or otherwise set aside reserves for these types of events, in case of any such loss or third-party claim for damages we may be unable to seek any recovery for lost or damaged property or compensate losses due to disruption of production activity. Any such uninsured loss or event may have a material adverse effect on our business, results of operations and financial condition.

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

Businesses of our group, or their predecessors-in-interest at different times, have taken a variety of actions relating to share issuances, share disposals and acquisitions, mandatory buy-out offers, valuation of property, interested party transactions, major transactions, decisions to transfer licenses, meetings of governing bodies, other corporate matters and antimonopoly issues that, if successfully challenged on the basis of noncompliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant members of our group or their predecessors-in-interest, could result in the invalidation of such actions, transactions and our corporate decisions, restrictions on voting rights or the imposition of other liabilities. Because applicable provisions of Russian law are subject to many different interpretations, we may not be able to defend successfully any challenge brought against such actions, decisions or transactions, and the invalidation of any of them or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Shares and the Trading Market

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Because a court interpreting Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that holders of ADSs could lose all their rights to those shares if the assets of the depositary in Russia are seized or arrested. In that case, holders of ADSs would lose their entire investment.

A court interpreting Russian law may treat the depositary as the beneficial owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial,” or real, owners. In U.S. courts, an action against the depositary would not result in the beneficial owners losing their shares. Russian law does not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest.

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreements for the ADSs and relevant requirements of Russian law.

ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the relevant deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Joint-Stock Companies Law and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors upon publication of the notice in the Russian official newspaper Rossiyskaya Gazeta. Our common shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has in turn undertaken, as soon as practicable thereafter, to mail to ADS holders notice of such meeting, copies of voting materials (if and as received by the depositary from us) and a statement as to the manner in which instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares. ADSs for which the respective depositary does not receive timely voting instructions will not be voted at any meeting.

In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs, as the case may be, in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. Holders of ADSs may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will (1) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (2) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (3) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

The price of our shares and ADSs may be highly volatile.

The trading prices of our shares and ADSs may be subject to wide fluctuations in response to many factors, including:

•	fluctuations in our operating results and those of other Russian and international mining, steel, ferroalloys and power companies, for the first quarter of 2009, as was seen after reporting of our operating results;

•	fluctuations in national and industry growth rates;

•	actual or anticipated announcements of technical innovations or new products or services by us or our competitors;

•	changes in governmental legislation or regulation;

•	general economic conditions within our business sector or in Russia or other countries where we have operations; or

•	extreme price and volume fluctuations on the Russian or other emerging market stock exchanges and stock exchanges in developed markets.

ADS holders may be unable to repatriate their earnings.

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

Russian tax rules applicable to the holders of the ADSs are characterized by significant uncertainties. The Ministry of Finance of the Russian Federation has expressed its opinion in private rulings that holders of depositary receipts should be treated as the beneficial owners of the dividends paid on underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax treaty residence of the holders of the depositary receipts is duly confirmed. However, the Russian tax authorities have not provided official, generally applicable guidance addressing how an ADS holder should demonstrate its beneficial ownership in underlying shares. As Russian tax legislation does not specify the form of the documents confirming the status of the beneficiary shareholder in the foreign jurisdiction (e.g., U.S. permanent resident status), the Russian tax authorities have stated that the documents confirming the permanent residence of a foreign company can be documents in any format provided they are officially consularized or apostilled.

Until the Russian tax authorities clarify whether it is permitted under Russian law to withhold Russian withholding tax in respect of dividends a company pays to the depositary at a lower rate than the domestic rate applicable to such payments (currently 15%), we intend to withhold Russian withholding tax at the domestic rate applicable to such dividends, regardless of whether the depositary (the legal owner of the shares) or an ADS holder would be entitled to reduced rates of Russian withholding tax under the relevant income tax treaty if it were the beneficial owner of the dividends for purposes of that treaty. Although non-resident ADS holders may apply for a refund of a portion of the amount so withheld by us under the relevant income tax treaty, no assurance can be made that the Russian tax authorities will grant any refunds. See “Item 10. Additional Information — Taxation — Russian Income and Withholding Tax Considerations” for additional information.

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

Holders of our ADSs may have limited recourse against us and our directors and executive officers because most of our operations are conducted outside the United States and most of our directors and all of our executive officers reside outside the United States.

Our presence outside the United States may limit our ADS holders’ legal recourse against us. Mechel is incorporated under the laws of the Russian Federation. Most of our directors and all of our executive officers reside outside the United States, principally in Russia. A substantial portion of our assets and the assets of most of our directors and executive officers are located outside the United States. As a result, holders of our ADSs may be limited in their ability to effect service of process within the United States upon us or our directors and executive officers or to enforce in a U.S. court a judgment obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for holders of ADSs to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to investments in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders.

Risks Relating to the Russian Federation and Other Countries Where We Operate

We have used certain information in this document that has been sourced from third parties.

We have sourced certain information contained in this document from independent third parties, including private companies, Russian government agencies and other publicly available sources. We believe these sources of information are reliable and that the information fairly and reasonably characterizes the industry in Russia. However, although we take responsibility for compiling and extracting the data, we have not independently verified this information. In addition, the official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries.

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our shares and ADSs to suffer.

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

Many financial indices in Russia and other emerging markets, as well as developed markets, have declined significantly since the summer of 2008, and continue to be depressed as of the date of this document. Continued volatility in the United States, Russian and other securities markets stemming from the global financial crisis or other factors may continue to adversely affect the price of our shares and ADSs.

Economic risks

Economic instability in Russia could adversely affect our business and the value of our shares and ADSs.

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

Although Russia has benefited from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the Russian economy has been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by a major banking crisis in the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced the negative influence of the global financial and economic crisis, which has led to a substantial decrease in the gross domestic product’s growth rate, ruble depreciation and domestic demand decline. The Russian government has accumulated a significant “stabilization fund” and the CBR has considerable hard currency reserves, which some observers believe will soften the impact of the economic crisis on the Russian economy. However, since the depth and duration of the global economic crisis, and the crisis’s impact on Russia, are not yet clear, it is possible that the Russian economy could be impacted more severely than expected. Further economic instability in Russia could have a material adverse effect on our business, financial condition and results of operations.

The Russian banking system is still developing, and another banking crisis could place severe liquidity constraints on our business.

The Russian banking sector has steadily developed, as demonstrated by the growing presence of prominent international banks in Russia, as well as the consolidation of the Russian banking system and the increased presence of state-owned banks. However, many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms.

The CBR has increased its supervision of banks and has suspended a number of bank licenses for violation of its banking regulations. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

Prior to the onset of the current world financial and economic crisis, there had been a rapid increase in lending by Russian banks, which many believed was accompanied by a deterioration in the credit quality of the borrowers. In addition, a previously robust domestic corporate debt market led to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, leading to further deterioration in the risk profile of Russian bank assets. In addition, since Russian banks generally have lower capital adequacy requirements, the banking sector could be more susceptible than the Western banking system to the current market downturn and economic slowdown, including due to Russian corporate defaults that may occur.

In 2008, events in the Russian banking industry unfolded in line with the developing world banking crisis, which was triggered by a mid-September 2008 liquidity crunch, and at times has included all the classic banking crisis traits of deposit runs, a credit crunch and ongoing currency pressure. The current financial crisis is affecting all Russian banking institutions. The initial liquidity concerns that emerged in mid-September have since evolved into a full-blown credit crunch, as the situation with banking sector capitalization — both in terms of deposits and wholesale funding — has deteriorated.

Ongoing sector pressure is likely to result in a dramatic slowdown in lending growth, deteriorating asset quality and significant changes to the current structure. In the near future, the stability of the banking sector in Russia will depend on steps taken towards recovery from the world financial crisis and the scale of the Russian government’s support.

There is currently a limited number of sufficiently creditworthy Russian banks. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including Russian subsidiaries of foreign banks. There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. The current financial crisis, or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds, could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

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

The Russian economy and the value of our shares and ADSs could be materially adversely affected by fluctuations in the global economy.

Global credit markets and the global capital markets have recently experienced liquidity disruptions. See “— Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital improvements program” and “— The Russian banking system is still developing, and another banking crisis could place severe liquidity constraints on our business.” Turmoil in the international credit markets, the recession in the economies and the collapse or near-collapse of several large financial institutions have resulted in increased volatility in the securities markets in many countries, including Russia. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or antidumping measures by any of its principal export markets. See “— Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our results of operations and financial condition.”

As many of the factors that affect the Russian and global economies affect our business and the business of many of our domestic and international customers, we could be materially adversely affected by a prolonged downturn affecting the Russian or global economy. In addition to reduced demand for our products, we may experience increases in accounts receivable and bad debt among our customers, some of whom may face liquidity problems and potential bankruptcy. Our suppliers may significantly raise their prices, eliminate or reduce trade financing or reduce their output. A decline in product demand, an decrease in collectability of accounts receivable or substantial changes in the terms of our suppliers’ pricing policies or financing terms, or the potential bankruptcy of our customers or contract counterparties may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value, which could have a material adverse effect on our financial condition and results of operation. See note 3(n) to our consolidated financial statements in “Item 18. Financial Statements.”

Political and social risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

Current and future changes in the government, conflicts between federal government and regional or local authorities, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, resulting in an adverse impact on Russia’s economy and investment climate, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Corruption and negative publicity could disrupt our ability to conduct our business.

The local press and international press have reported high levels of corruption in Russia, including the bribery of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, there are reports of the Russian media publishing disparaging articles in return for payment. If officials make unlawful demands to us or if we are accused of involvement in official corruption, it could result in negative publicity, disrupt our ability to conduct our business effectively and thus materially adversely affect our business, financial condition and results of operations and the value of our shares and ADSs.

Shortage of qualified personnel could materially adversely affect our business, financial condition, results of operations and prospects.

Currently the labor market does not suffer from an acute shortage of qualified labor. But in the future we might face such a challenge. It could be caused by the decline in the working age population due to a relatively low birth rate at the end of the 1980s through the early 1990s. In 2008, Rosstat estimated Russia’s population at 142 million, a decline of almost seven million from 1992. Although the birth rate recently reached its highest rate in 15 years, the population continues to decline due to a relatively low birth rate, an aging population and low life expectancy. According to different estimates Russia’s working age population will decline by 18-19 million people by 2025. If the present trend continues without a migration inflow to Russia, the decreasing working population will become a barrier to economic growth around 2015, according to the Economic Forecasting Institute of the Russian Academy of Sciences.

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

Most of the existing subsoil licenses in Russia date from the Soviet era. During the period between the dissolution of the Soviet Union in August 1991 and the enactment of the first post-Soviet subsoil licensing law in the summer of 1992, the status of subsoil licenses and Soviet-era mining operations was unclear, as was the status of the regulatory authority governing such operations. The Russian government enacted the Procedure for Subsoil Use Licensing on July 15, 1992, which came into effect on August 20, 1992 (the “Licensing Regulation”). As was common with legislation of this time, the Licensing Regulation was passed without adequate consideration of transition provisions and contained numerous gaps. In an effort to address the problems in the Licensing Regulation, the Ministry of Natural Resources (the “MNR”) issued ministerial acts and instructions that attempted to clarify and, in some cases, modify the Licensing Regulation. Many of these acts contradicted the law and were beyond the scope of the MNR’s authority, but subsoil licensees had no option but to deal with the MNR in relation to subsoil issues and comply with its ministerial acts and instructions. Thus, it is possible that licenses applied for and/or issued in reliance on the MNR’s acts and instructions could be challenged by the prosecutor general’s office as being invalid. In particular, deficiencies of this nature subject subsoil licensees to selective and arbitrary governmental claims.

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

An existing provision of law that a license may be suspended or terminated if the licensee does not comply with the “significant” or “material” terms of a license is an example of such a deficiency in the legislation. However, the MNR (including its successor agency since May 13, 2008, the Ministry of Natural Resources and Ecology) has not issued any interpretive guidance on the meaning of these terms. Similarly, under Russia’s civil law system, court decisions on the meaning of these terms do not have any precedential value for future cases and, in any event, court decisions in this regard have been inconsistent. These deficiencies result in the regulatory authorities, prosecutors and courts having significant discretion over enforcement and interpretation of the law, which may be used to challenge our subsoil rights selectively and arbitrarily.

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or noncompliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, negative net assets calculated on the basis of Russian accounting standards as of the end of the second or any subsequent year of a company’s operation can serve as a basis for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets. Currently, we have two subsidiaries with negative net assets: Kaslinsky Architectural Art Casting Plant OOO and Tikhvin Ferroalloy Plant.

If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition, results of operations and prospects.

Selective government action could have a material adverse effect on the investment climate in Russia and on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Governmental authorities in Russia have a high degree of discretion. Press reports have cited instances of Russian companies and their major shareholders being subjected to government pressure through prosecutions of violations of regulations and legislation which are either politically motivated or triggered by competing business groups.

In mid-2008, Mechel came under public criticism by the Russian government. Repeated statements were made accusing Mechel of using tax avoidance schemes and other improprieties. Ultimately the allegations regarding tax avoidance were not confirmed by the tax authorities, but the antimonopoly investigation resulted in imposition of a fine and a number of FAS directives regarding our business practices. See “— Risks Relating to Our Business and Industry — Regulation by the Federal Antimonopoly Service could lead to sanctions with respect to the subsidiaries we have acquired or established, our prices, our sales volumes or our business practices” and “Item 8. Financial Information — Litigation — Antimonopoly.”

Selective government action, if directed at us or our major shareholders, could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Due to still-developing law and practice related to minority shareholder protection in Russia, the ability of holders of our shares and ADSs to bring, or recover in, an action against us may be limited.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate action, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See “Item 10. Additional Information — Description of Capital Stock — Rights attaching to common shares.” Disclosure and reporting requirements have also been enacted in Russia. Concepts similar to the fiduciary duties of directors and officers to their companies and shareholders are also expected to be further developed in Russian legislation; for example, recent amendments to the Russian Code of Administrative Offenses impose administrative liability on members of a company’s board of directors or management board for violations committed in the maintenance of shareholder registers and the convening of general shareholders’ meetings. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, the enforcement of these and other protections has been poor.

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning less than 75% of the outstanding shares of a company may hold 75% or more of the voting power if enough minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders’ meeting, they are in a position to approve amendments to our charter, reorganization, significant sales of assets and other major transactions, which could be prejudicial to the interests of minority shareholders. See

“— Risks Relating to Our Business and Industry — Our controlling shareholder has the ability to take actions that may conflict with the interests of the holders of our shares and ADSs.”

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation, as amended (the “Civil Code”), and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of the joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an “effective parent.” The person whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Joint-Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

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

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares and ADSs.

Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Furthermore, the depositary, under the terms of the agreements governing the deposit and record of our ADSs, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See “Item 10. Additional Information — Description of Capital Stock — Registration and transfer of shares.”

Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Generally, Russian companies are subject to numerous taxes. These taxes include, among others:

•	profits tax;

•	value-added tax (“VAT”);

•	unified social tax;

•	mineral extraction tax; and

•	property and land taxes.

Laws related to these taxes have been in force for a short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, as amended (the “Russian Tax Code”), which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate profits tax, VAT and property tax with new chapters of the Russian Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose severe fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to reaudit taxpayers which were audited by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek back taxes and penalties beyond the three year term. In some instances, new tax regulations have been given retroactive effect.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 0% (if as of the date of deciding to pay dividends, the company receiving dividends for a period of not less than 365 days has continuously possessed not less than 50% of the charter capital of the company paying dividends (or depositary receipts of the company giving the right to obtain not less than 50% of its dividends), if the cost of acquisition of shares or depositary receipts of the company paying dividends exceeded RUR 500 million) or 9%, if being distributed by Russian companies to Russian companies and/or individual Russian residents, and 15%, if being distributed by foreign companies to Russian companies and natural persons (tax residents of the Russian Federation) or by Russian companies to foreign companies and natural persons who are not Russian tax residents. Dividends from foreign companies to Russian companies are subject to a tax of 9%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized by the tax agent if taxes were withheld by the tax agent under foreign tax law or international tax agreement.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance. See also “— Risks Relating to the Russian Federation and Other Countries Where We Operate — Legal risks and uncertainties — Selective government action could have a material adverse effect on the investment climate in Russia and on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.”

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially affect our results of operations.

Russian transfer pricing rules effective since 1999 give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations if the transaction price deviates by more than 20% from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, and are subject to interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and make adjustments which could affect our tax position. As of the end of 2007, as a result of various tax audits of our companies we received assessments from the tax authorities for transfer-pricing related taxes, interest and penalties totaling $20.2 million relating to the years 2004-2005. In 2008, various tax audits of our companies did not result in claims from the tax authorities for use of transfer pricing; however, under Russian law review of past tax periods relating to the years 2006-2008 by tax authorities is lawful and in this connection claims from the tax authorities are not excluded. We have so far successfully challenged these assessments in court; however, the court decisions that have been issued are subject to appeal by the tax authorities with the Supreme Arbitration Court of the Russian Federation. If similar such assessments are upheld in the future, our financial condition and results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties. See also “— Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs” and “Item 8. Financial Information — Litigation — Tax.”

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

On April 29, 2008, the Federal Law “On the Procedure for Foreign Investment in Companies With Strategic Impact on the National Defense and Security of the Russian Federation” (the “Strategic Industries Law”) was adopted. See “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — The Strategic Industries Law.”

Since our subsidiary Southern Urals Nickel Plant carries out exploration and production on land with nickel and cobalt ore deposits included in the official list of subsoil plots of federal importance published on March 5, 2009 in the Russian official gazette Rossiyskaya Gazeta (the “Strategic Subsoil List”), it qualifies as a company with strategic importance for the national defense and security of the Russian Federation (a “Strategic Company”) subject to special regulation. Our subsidiary Southern Urals Nickel Plant is also a Strategic Company, as the Buruktal (Orenburg region) and the Sakhara (Chelyabinsk region) nickel and cobalt ore deposits, for which Southern Urals Nickel Plant holds the subsoil licenses, are also included in the Strategic Subsoil List. Our subsidiaries Port Posiet, Port Kambarka OAO (“Port Kambarka”) and Port Mechel Temryuk (“Port Temryuk”) are included in the register of natural monopolies, and therefore are also Strategic Companies.

According to the Strategic Industries Law, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be strategic activity. Our subsidiary Ural Stampings Plant has been found by FAS to hold a dominant position on the market of carbonic, alloyed and heat-resistant alloyed stampings. Such products are of a type generally used in the production of weapons and military equipment. Therefore, Ural Stampings Plant may also qualify as Strategic Company. Furthermore, entities producing and distributing industrial explosives and entities that operate equipment containing radioactive materials are also deemed to be Strategic Companies. Thus, our subsidiaries Yakutugol and Vzryvprom also qualify as Strategic Companies, as they both hold licenses to produce industrial explosives and Yakutugol, in addition, holds a license to operate equipment containing radioactive materials.

Therefore, any sale to a foreign investor or group of entities of a stake in Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom and, possibly, Urals Stampings Plant, which sale, according to the Strategic Industries Law, is deemed to convey control, as described in “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — The Strategic Industries Law,” will be subject to prior approval from state authorities. Likewise, a sale to a foreign investor or group of entities of a stake in Mechel which according to the Strategic Industries Law provides control over Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom and, potentially, Urals Stampings Plant, will also be subject to prior approval from state authorities.

Additionally, in case a foreign investor or group of entities which is a holder of securities of Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom and, potentially, Urals Stampings Plant, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to a change in allocation of voting shares pursuant to the procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, holders of preferred shares becoming entitled to vote at a general shareholders meeting in the events provided under Russian law), such shareholders will have to apply for state approval of their control within three months after they received such control.

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

Other Countries Where We Operate

We face risks similar to those in Russia in other countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe.

We currently have four steel mills in Romania, a hardware plant in Lithuania, a blocking minority stake in a power plant in Bulgaria and two mining projects in Kazakhstan. We may acquire additional operations in countries of the former Soviet Union, former Soviet-bloc countries in Eastern and Central Europe or elsewhere. As with Russia, the other countries where we have operations are emerging markets subject to greater political, economic, social and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in “— Economic risks,” “— Political and social risks” and “— Legal risks and uncertainties.”

The BCG companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters, which impose significant costs on us. U.S. regulatory agencies have the authority to temporarily or permanently close the BCG companies’ mines or modify their operations, which could materially adversely affect our business. Our operations may impact the environment or cause or contribute to contamination or exposure to hazardous substances, which could result in material liabilities to us.

Like other mining businesses in the United States, our BCG companies are subject to a wide range of rules and regulations, including those governing water discharges, air emissions, the management, treatment, storage, disposal and transportation of hazardous materials and waste, protection of plants, wildlife and other natural resources, worker health and safety, reclamation and restoration of properties after mining activities cease, surface subsidence from underground mining, blasting operations, noise, the effects of mining on surface water and groundwater quality and availability, and reporting and recordkeeping. Violations of these requirements can result in fines, penalties, required facility upgrades or operational changes, suspension or revocation of permits and, in severe cases, temporary or permanent facility shut-down. We incur substantial costs to comply with U.S. governmental regulations that apply to our operations in the United States.

We could become subject to investigation or cleanup obligations, or related third-party personal injury or property damage claims, in connection with on-site or off-site contamination issues or other noncompliance with U.S. regulatory requirements. In particular, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, commonly known as Superfund) and analogous state laws, current and former property owners and operators, as well as hazardous waste generators, arrangers and transporters, can be held liable for investigation and cleanup costs at properties where there has been a “release” or “threatened release”

of hazardous substances. Such laws can also require so-called “potentially responsible parties” to fund the restoration of damaged natural resources or agree to restrictions on future uses of impacted properties.

Liability under such laws can be strict, joint, several and retroactive. Accordingly, we could theoretically incur liability (whether as a result of government enforcement or private personal injury or property damage claims) for known or unknown liabilities at (or caused by migrations from or hazardous waste shipped from) any of our current or former facilities or properties, including those owned or operated by our predecessors or third parties.

Changes in U.S. regulations and the passage of new legislation in the United States could materially adversely affect the BCG companies’ operations, increase our costs or limit our ability to produce and sell coal in the United States.

New legislation, regulations and rules adopted or implemented in the future (or changes in interpretations of existing laws and regulations) may materially adversely affect our operations. Some U.S. commentators expect that the current U.S. administration could implement policies or sponsor legislation that will make the production and/or consumption of coal in the United States more expensive and create additional regulatory burdens, and it remains unclear whether this will affect the business and prospects of the BCG companies. In particular, future regulation of greenhouse gases in the United States could occur pursuant to future treaty obligations, statutory or regulatory changes under the U.S. Clean Air Act, federal or state adoption of a greenhouse gas regulatory scheme, or otherwise. The U.S. Congress has recently considered, and there are pending, various proposals to reduce greenhouse gas emissions, and the U.S. Environmental Protection Agency (the “EPA”) recently issued several proposed determinations and rulemakings relating to greenhouse gas emissions from various sources. In the absence of federal legislation, many states and regions have undertaken greenhouse gas initiatives.

These and other potential U.S. federal, state and regional climate change rules will likely require additional controls on coal-fueled power plants, industrial boilers and manufacturing operations, and may even cause some users of coal to switch from coal to a lower carbon fuel. There can be no assurance at this time that a carbon dioxide cap-and-trade program, a carbon tax or other regulatory regime, if implemented, will not affect the future market for coal in the regions where we operate and reduce the demand for coal.

Furthermore, surface and underground mining are subject to increasing regulation, including pursuant to the federal MINER Act, blast survey and monitoring restrictions, and requirements by the U.S. Army Corps of Engineers and U.S. Department of Interior’s Office of Surface Mining, which may require us to incur additional costs.

We must obtain and maintain numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain or renew necessary permits and approvals could negatively impact our business.

Numerous governmental permits and approvals are required for our U.S. operations. Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than existing permits. In addition, violations of our permits may occur from time to time, permits we need may not be issued or, if issued, may not be issued in a timely fashion.

In recent years, the permitting required under the U.S. Clean Water Act to address filling streams and valleys in connection with mining operations has been the subject of extensive litigation, including in West Virginia, where our BCG companies’ operations are based. It is unclear at this time how these issues will ultimately be resolved, but for this as well as other issues that may arise involving necessary permits, such requirements could prove costly and time consuming, and could delay, interrupt or discontinue our operations.

We may be subject to significant mine reclamation and closure obligations with respect to our U.S. coal mining operations.

The U.S. Surface Mining Control and Reclamation Act (“SMCRA”) and counterpart state rules establish operational, reclamation and closure standards for all aspects of surface mining in the United States, as well as many aspects of underground mining. Our estimated reclamation and mine closure obligations could change significantly if actual amounts (which are dependent on a number of variables, including estimated future retirement costs, estimated proven reserves and assumptions involving profit margins, inflation rates and interest rates) differ significantly from our assumptions, which could have a material adverse affect on our results of operations and financial condition.

Extensive environmental regulation in the United States, including the Clean Air Act and similar state and local laws, affect our U.S. customers and could reduce the demand for coal as a fuel source and cause our sales to decline.

The U.S. Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds that are emitted into the air from power plants and other sources. Stricter regulations of such emissions could increase the cost of using coal in the United States, reducing demand and make it a less attractive fuel alternative for future planning.

For example, in order to meet the Clean Air Act limits on sulfur dioxide emissions from power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to other fuels. Some of the EPA’s initiatives to reduce sulfur dioxide, nitrous oxide and mercury emissions have been the subject of litigation in recent years, and the EPA continues to address issues raised in court opinions. In addition, several electric utilities have been sued by the government for alleged violations of the Clean Air Act, which could adversely impact the demand for coal.

To the extent compliance with these laws and regulations and any new or proposed requirements affect our customers in the United States, an important market for the BCG companies, this could adversely affect our operations and results.

Mining in the Northern and Central Appalachian region of the United States is more complex and involves more regulatory constraints than in other U.S. geographic areas.

The geological characteristics of Northern and Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As such mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in other areas such as in the western United States, permitting, licensing and other environmental and regulatory requirements are more costly and time consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, operators in Northern and Central Appalachia, including our BCG companies.

Item 4.	Information on the Company

Overview

We are a vertically integrated mining, steel, ferroalloys and power group with revenues of $10.0 billion in 2008.

Our mining business consists of coal and iron ore mines in Russia. Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky Basin, near the city of Mezhdurechensk in southwestern Siberia. We have four open pit mines — Krasnogorsk, Tomusinsk, Olzherassk and Sibirginsk — and three underground mines — Lenin, Sibirginsk and New-Olzherassk. In the Sakha Republic in eastern Siberia, our subsidiary Yakutugol operates the Nerungrinsk and Kangalassk open pit mines and the Dzhebariki-Khaya underground mine, and also holds the license rights to mine the undeveloped Elga coal deposit, which we plan to mine using the open pit method after the completion of the construction of a private rail branch line of approximately 315 kilometers in length, which will connect the Elga coal deposit to the Baikal-Amur Mainline.

We also provide coal washing services, both to our coal-mining subsidiaries and to third parties; according to the Central Dispatching Department, at the end of 2008 we controlled 20% of Russia’s overall coal-washing capacity.

Our subsidiary Korshunov Mining Plant operates three open pit iron ore mines — Korshunovsk, Rudnogorsk and Tatianinsk. These mines are located near Zheleznogorsk-Ilimsky, a town in Irkutsk region in central Siberia.

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

Our steel and steel-related production facilities in Russia include two integrated steel mills, a coke plant, a hardware plant, a forging and stamping mill and a scrap processing facility in the southern Ural Mountains, a hardware plant in northwestern Russia near the border with Finland and a coke and coal gas plant near Moscow. Outside of Russia, our steel facilities are in the E.U., including a hardware plant in Lithuania and four steel mills in Romania.

We started the formation of the ferroalloys business by acquiring Southern Urals Nickel Plant in 2001. We acquired Bratsk Ferroalloys Plant in 2007. In April 2008, we completed the acquisition of 99.3% of Oriel Resources plc (“Oriel Resources”) from its shareholders in a public offer conducted under the U.K. Takeover Code. The assets acquired with Oriel Resources included Tikhvin Ferroalloy Plant ZAO (“Tikhvin Ferroalloy Plant”), a ferrochrome smelter located near St. Petersburg, as well as the Voskhod chrome and Shevchenko nickel projects in Kazakhstan. With Oriel’s acquisition in 2008, we continued developing our ferroalloy division within the group. The activities at our new division are aimed at increasing the efficiency of our steel business, driven by the use of our own raw materials (ferroalloys) for specialty and stainless steel production, as well as our competitiveness in general.

In October 2008, we completed the consolidation of our ferroalloy assets based on Oriel Resources Ltd. (UK). Oriel Resources owns a 100% interest in Tikhvin Ferroalloy Plant (Leningrad region, Russia), a 100% interest in Bratsk Ferroalloys Plant (Irkutsk region, Russia), an 84.06% interest in Southern Urals Nickel Plant (Orenburg region, Russia), as well as the Voskhod chrome and the Shevchenko nickel deposits in Kazakhstan. Southern Urals Nickel Plant operates two open pit nickel mines — Sakhara and Buruktal — and a nickel production plant in the city of Orsk in Orenburg region, in the southern part of Russia’s Ural mountain range.

In April 2007, we acquired a controlling interest in Southern Kuzbass Power Plant, located in the city of Kaltan, in the Kemerovo region. In June 2007, we acquired a controlling interest in Kuzbass Power Sales Company, the largest power distribution company in the Kemerovo region. In December 2007, we purchased a 49% stake in Toplofikatsia Rousse JSC (“Toplofikatsia Rousse”), a power plant located in Rousse, Bulgaria. We envision that our power business will enable us to market another higher value-added product made from our steam coal, such as electricity and heat energy, and increase the electric power self-sufficiency of the mining and steel segments of our business.

Our group includes a number of logistical and marketing assets that help us to deliver and market our mining products, raw steel, manufactured steel goods and ferroalloy products. We have freight seaports in Russia on the Pacific Ocean and on the Black Sea and a freight river port on a tributary of the Volga River in central Russia. We have a freight railcar pool, and we have begun building a private rail branch line to access one of our coal deposits in eastern Siberia. We have a network of overseas branches and agents to market our products internationally, and we have a Russian domestic customer service subsidiary with more than 50 regional offices.

Mechel OAO is an open joint-stock company incorporated under the laws of the Russian Federation. From the date of our incorporation on March 19, 2003 until August 19, 2005, our corporate name was Mechel Steel Group OAO. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under state registration number 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street, 1, Moscow 125993, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed CT Corporation Systems, 111 Eighth Avenue, New York, New York 10011 as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares and ADSs or the ADS deposit agreement.

Barents Sea
Sweden
Finland
Norway
Vyartsilya Metal Products Plant
RUSSIAN FEDERATION
Ob
Tikhvin Smelting Plant
Estonia
Lithuania
Latvia
MECHEL
Moscow
Izhstal
Port Kambarka
Chelyabinsk Metallurgical Plant
Urals Stampings Plant
Beloretsk Metallurgical Plant
Shevchenko Nickel
Mechel Nemunas
Moscow Coke and Gas Plant
Belarus
Germany
Poland
Ukraine
Volga
Southern Urals Nickel Plant
Voskhod Chrome
Czech Rep
Romania
Mechel Campia Turzii
Buzau Plant
Port Temryuk
Otelu Rosu Plant
Mechel Targoviste
Kazakhstan
Aral Sea
Lake Balkhash
Italy
Toplofikatsia Rousse
Black Sea
Georgia
Uzbekistan
Kyrgyzstan
Caspian Sea
Turkmenistan
Tajikistan
Bulgaria
Turkey
Mediterranean Sea
Syria
Israel
Iraq
Jordan
Iran
Afghanistan
Pakistan
Libya
Egypt
Saudi Arabia
Niger
Chad
Sudan
India
Nepal
Bhutan
Bangladesh
Myanmar
China
Taiwan
Mongolia
Korshunov Mining Plant
Bratsk Ferroalloy Plant
Elga Coal Deposit
Yakutugol
Sea of Okhotsk
Southern Kuzbass Coal Company
Southern Kuzbass Power Plant
Lake Baikal
Amur
Port Posiet
N. Korea
S. Korea
Japan
UNITED STATES
Mechel Bluestone
West Virginia
Mining
Steel
Ferroalloys
Power
Port
Mechel head office

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

By volume we are the largest coking coal producer in Russia and one of the largest worldwide.

According to the Central Dispatching Department, in 2008, we were the largest producer of coking coal in Russia by volume (we have lost our volume based leading position in Russian coking coal production, according to the Central Dispatching Department’s report for the first quarter of 2009). Based on publicly available information, we believe we were one of the largest coking coal producer in the world based on 2008 production volume. According to the RosInformUgol, we also control 26% of Russia’s coking coal washing capacity by volume.

Our acquisition of the remaining 75% less one share of Yakutugol in 2007, which made us the owners of 100% of Yakutugol’s shares, has given us a 22% market share in the coking coal market in Russia by production volume in 2008 according to data from the Central Dispatching Department. According to RasMin OOO (“RasMin”), a private information and research company focusing on the coal-mining industry, in 2008 Yakutugol’s export sales of coking coal were the largest by volume of any Russian company. Yakutugol has major customers in Japan, South Korea and Taiwan.

Our acquisition of the BCG companies in May 2009 adds value by diversifying our coking coal portfolio and strengthening our position in the world market. The BCG companies’ hard coking coal of low, medium and high volatility is well known and highly regarded by customers in North America, Europe and Asia for its excellent quality.

Together with our existing coal varieties from Southern Kuzbass Coal Company and Yakutugol, now we can supply customers all over the world with a full range of coals to make high-quality coke.

By volume we are Russia’s second largest producer of specialty steel products and Russia’s second largest producer of long steel products.

According to a comparison by Metall-Expert, in 2008 by production volume we were Russia’s second largest producer of long steel products (excluding square billets) after Evraz Group, and first in the production of wire rod. Our long steel products business has particularly benefited from increased infrastructure and construction activity in Russia. Our share of Russia’s total production volume of reinforcement bars (rebar) in 2008 was approximately 22% according to Metall-Expert. According to Metall-Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s second largest producer of specialty steel by production volume, accounting for 25% of Russia’s total specialty steel output in 2008. Our product range in specialty steel is broader and more comprehensive than other Russian producers, giving us an added advantage in the domestic Russian market.

High degree of vertical integration

Our steel segment is able to source almost all its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coking coal, iron ore and ferroalloys provide us significant advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. We believe that the level of our self-sufficiency in raw materials sets our steel business apart in certain respects: based on publicly available information, we believe we are the world’s only steel manufacturer with its own nickel supply, and our acquisition of Oriel Resources in April 2008 has given us the capability to mine our own chrome, which we believe makes us the world’s only steel producer with its own chrome supply, based on publicly available information.

In 2008, we internally sourced 60% of the coking coal, 70% of the iron are concentrate, 80% of the nickel and 100% of the ferrosilicon requirements of our steel segment. We constantly adjust the level of inputs that we source from our group companies on the basis of external economic factors such as market prices and transportation costs, as well as internal changes in demand for certain grades or types of materials. We are capable of satisfying approximately 45% of our group’s electricity needs from our own generation facilities; in 2008, we satisfied approximately 45% of our electricity needs internally.

We view our ability to source our inputs internally not only as a hedge against potential supply interruptions, but as a hedge against market volatility. From an operational perspective, because our mining, ferroalloys and power assets produce the same type of inputs that our manufacturing facilities use, we are less dependent on third-party vendors and less susceptible to supply bottlenecks. From a financial perspective, this also means that if the market prices of our steel segment’s inputs rise, putting pressure on steel segment margins, the margins of our mining, ferroalloys and power segments will tend to increase. The inverse is also true: while decreases in commodities prices tend to reduce revenues in the mining and ferroalloys industry, they also create an opportunity for increased margins in our steel business.

Our logistics capability allows us to avoid infrastructure bottlenecks, to market our products to a broader range of customers and to reduce our reliance on trade intermediaries.

We are committed to maximum efficiency in delivering goods to consumers and have been actively developing our own logistics network. Using our own transportation capacity enables us to save costs. We are less exposed to market fluctuations in transportation prices and are able to establish flexible delivery schedules that are convenient for our clients. Our logistics capacities are currently comprised of one river and two sea ports as well as a transport operations company, Mecheltrans, which manages the rail transportation of our products and carries out the overall coordination of our sea and rail transportation logistics for our products.

Mecheltrans is designed to maximize our profitability. The rail operator not only transports Mechel’s products but also provides transportation services to third parties, thereby maximizing efficiencies across our transportation network.

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in Russia’s Far East, on the Sea of Japan, allows us easy access to Pacific Rim coal customers and provides a delivery terminal for the coal mined by our subsidiary Yakutugol in eastern Siberia. We are in the process of upgrading Port Posiet, which upon completion will enable us to expand the cargo-handling capacity of the port to 7.0 — 9.0 million tonnes per year and to accommodate Panamax ships, which will increase its attractiveness and utility as an export port for large volumes of coal. Port Kambarka, on the Kama River in the Udmurt Republic (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, and is connected by canal to the Don River and the Baltic Sea. In 2007, we increased our strength in cargo shipment logistics with the acquisition of Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, which is primarily used for coal transshipment and provides us access to the fast-growing economies of the Black Sea basin and beyond. We are focused on construction of a specialized coal transshipment seaport at Vanino in Russia’s Far East with a capacity of 25.0 million tonnes per year. As of December 31, 2008, our subsidiary Mecheltrans OOO (“Mecheltrans”) owned and leased more than 3,800 rail freight cars that we use to ship our products. On June 23, 2008, pursuant to the terms of our license to mine the Elga coal deposit we began construction on a private rail branch line, which we will own and control subject to applicable regulation. This rail branch line will connect the Elga coal deposit to Ulak Station on the Baikal-Amur Mainline, which in turn connects to the Transsiberian Railway, serving European Russia west of the Ural Mountains and eastward to the Pacific Ocean. We anticipate that the Elga branch line not only will provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the primary transportation corridor for coal mined in nearby license areas.

One of the lowest-cost coking coal producers worldwide

Our coking coal mining and transportation costs are among the lowest of our major Russian competitors.

We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining and metals operations. Approximately 86% of our coking coal production is mined from open pit mines, which we believe based on publicly available information is a greater percentage than any of our major domestic competitors. Open pit mining is generally considered safer, cheaper and faster than the underground method of coal mining. Most of our mines and processing facilities have long and established operating histories.

By acquiring Yakutugol in the fourth quarter of 2007, we have secured a high-quality, high-volume coking coal producer with an existing Pacific Rim customer base as well as an opportunity for synergies with our Port Posiet seaport on the Pacific Ocean, which allows us transshipment of various goods in bulk, including coal. Thanks to its convenient geographical position on the Sea of Japan, near the Chinese border south of Vladivostok, and its connection with the Trans-Siberian Railway and highways and other transportation lines connecting the borders of three countries, Port Posiet allows us to optimize the transportation of Mechel’s products to the Asia-Pacific region, allowing for year-round utilization of vessels with displacements up to 26,000 tonnes.

Our coking coal mining costs are lower than those of many of our international competitors.

Our base of operations in Russia and our high degree of vertical integration allow us to take advantage of a number of cost advantages vis-à-vis many of our international competitors. Having the ability to internally source our materials also gives us better market insight when we negotiate with our outside suppliers and improves our ability to manage our raw material costs. These advantages include lower labor costs, access to power and gas supplies that are inexpensive from an international perspective and our cost savings from producing approximately 86% of our coking coal in open pit rather than underground mines. We internally satisfy nearly a third of our electricity needs from our own co-generation facilities, and purchase the remainder at relatively low, regulated prices. We also purchase natural gas from Gazprom at relatively low, regulated prices for our power generation and other production needs. Based on publicly available information, we believe that Russia has lower labor costs, including fewer pension obligations, as compared to the United States, Western Europe, Japan and South Korea. We believe that our Russian base of operations provides us with cost advantages over many of our international competitors not only in terms of labor and energy costs, but tax and regulatory compliance as well.

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

We believe that the geographical locations of our assets, particularly the eastern Siberian coal mines of Yakutugol and its undeveloped Elga coal deposit, are strategically located to expand exports of our products to key Asian markets. With Port Posiet on the Sea of Japan and its annual cargo throughput capacity of 2.5 million tonnes, located within 2,500 kilometers of our eastern Siberian coal assets, we are positioned to expand our exports to key growth markets; this is particularly relevant in respect of coking coal, which we are well-positioned to deliver for steel mills in fast-growing economies in South Asia and East Asia. Our Port Vanino coal transshipment terminal, scheduled to open in 2012, will further reinforce our Far East logistical capabilities. We have a sales and distribution network with offices in four countries and agents in five additional countries. This network facilitated sales constituting 37% and 36% of our total sales in 2008 and 2007, respectively, reducing our reliance on the Russian market in the event that it were to experience a downturn, such as the current one. We view our international marketing capabilities and the proximity of our mining and logistical assets to key fast-growing economies as a key competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia.

Our West Virginia coal-mining operations carried out through the BCG companies are situated in West Virginia, just 400 miles from the deep-water port in Norfolk, Virginia, which accepts Capesize vessels. Together with other opportunities to ship from deep ports at Baltimore and New Orleans, we see promising export potential for the BCG companies.

Historically the BCG companies’ key markets have been in North America, but in the last two years, they have expanded their sales to Asia and Europe. We are planning to expand the geography of the BCG companies’ sales by using our distribution network.

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our most important market and we have significant domestic market shares in all our key specialty steel and rolled long product lines. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in Russia west of the Urals where Russia’s construction industry is most active. The construction industry has been a key source of our growth and we have captured a large portion of the market; according to Metall-Expert, our share of Russia’s total production volume of construction rebar in 2008 was approximately 22%.

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

Building upon our success in turning around the coal operations of Southern Kuzbass Coal Company in the late 1990s and following our acquisition and revitalization of Chelyabinsk Metallurgical Plant, in the last few years we have acquired other metal finishing and hardware manufacturing operations, as well as mining, power and ferroalloys operations. As we have acquired and integrated companies that are closer to the end-customers and produce higher-value-added products, the nature of our group has transformed steadily from primarily a raw materials processor to a vertically integrated, logistically coherent mining, steel, ferroalloys and power group that offers customers products from virtually every stage of the industrial process.

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

A recent example of our track record of identifying opportunities for efficiency and intra-group synergies relates to Mechel Campia Turzii, which requires steel billets as raw material for its plant. In order to achieve cost savings, we decided to use cast billets supplied by a plant owned by our new Romanian subsidiary Ductil Steel, acquired in April 2008, to replace the billets formerly delivered to Mechel Campia Turzii from our Chelyabinsk Metallurgical Plant, thereby avoiding transportation costs and import duties. In 2008 Mechel Campia Turzii generally operated at a profit. However, in the fourth quarter of 2008 and in the first quarter of 2009 Mechel

Campia Turzii operated at a loss due to the impact of financial crisis, resulting in sharp decline in demand what in its turn caused cutting in prices. The negative results were also triggered by a large amount of raw materials earlier bought at high (pre-crisis) prices.

Another example of our ability to integrate our subsidiaries while identifying and eliminating inefficiencies is our acquisition of Yakutugol. Yakutugol operated at a loss in the first three quarters of 2007, during which we owned a non-controlling 25% plus one share interest in the company. In October 2007, we acquired the remaining 75% less one share interest in Yakutugol, and in the fourth quarter of 2007, Yakutugol began operating with a profit primarily due to our implementation of effective management techniques. In 2008, Yakutugol also operated with a profit. However, in the first quarter of 2009 Yakutugol operated at a loss. The main reason is sharp decline in demand and prices at coking coal caused by financial crisis.

Our most recent deal is the acquisition of 100% of the shares and interests in the BCG companies, which is Mechel’s first experience acquiring and integrating a company outside Eurasia. The strategic reasons for this acquisition include establishing our coal business on a worldwide level, diversifying our customer base and sales geography and improving the quality of our coking coal products. We intend to integrate the BCG companies into our broad marketing network in the near future.

Track record of strong financial performance

We have experienced year-on-year EBITDA growth of 23% and 55% in the financial years ended December 31, 2008 and 2007, respectively. We have also experienced year-on-year revenue growth of 49%, 52% and 15% in the financial years ended December 31, 2008, 2007 and 2006, respectively. We have been able to finance most of our capital improvements program with cash flow from operations. We have enjoyed access to financing from leading international banks, including during a period of high volatility in the international credit markets. In late 2007, we secured a $2 billion loan to finance our purchase of Yakutugol and Elgaugol and related assets. In March 2008, we secured a $1.5 billion loan to finance the acquisition of Oriel Resources. See “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

We understand that even in the current difficult economic situation on world markets, it is important to maintain our capital improvements program in order to keep up the quality of existing assets and preserve our capacity to ramp up production in response to market conditions. See “— Capital Improvements Program.”

However, due to the world financial crisis developing in the fourth quarter of 2008, as of December 31, 2008, we were in breach of a number of financial and non-financial covenants (as discussed in detail in note 15 to our consolidated financial statements in “Item 18. Financial Statements”) and as a result, the lenders can request accelerated repayment of a substantial portion of our long-term debt. As of December 31, 2008, we had $5.1 billion of loans repayable during 2009 including $1.6 billion of long-term debt that was classified as short-term liabilities as of that date because of the covenant violations. We do not have the resources to enable us to repay the total of these loans if repayment were called.

We have commenced discussions with our bankers about additional facilities to be provided on a long-term basis. We are also seeking to refinance and/or restructure the terms and conditions of our existing debt to extend maturities beyond 2009 and provide greater working capital flexibility. We are currently in negotiations with our creditor banks, but it is likely that the terms and agreement on the conditions of these borrowing arrangements will not be completed until the second half of 2009.

We have concluded that the uncertainty about the refinancing and restructuring of our outstanding debt described above represent a material uncertainty that casts significant doubt upon our ability to continue as a going concern. Based on our plans as noted herein, we believe that we have, or will secure, adequate capital resources and liquidity to continue in operational existence for the foreseeable future and have presented our consolidated financial statements on a going concern basis of accounting.

Following the onset of the world financial crisis, our net income of $1,637.4 million achieved in the nine months ended September 30, 2008 was partially offset by the net loss of $496.9 million we incurred in the fourth quarter of 2008.

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses and has successfully transformed us from a small coal trading operation to a large, integrated coal, steel, ferroalloys and power producer. Mr. Zyuzin, our controlling shareholder, is our Chief Executive Officer. Mr. Zyuzin has over 22 years of experience in the coal mining industry and has a doctorate in coal mining technical sciences. Chief Executive Officer of Oriel Resources Ltd., Alexey Ivanushkin, has significant experience from his previous positions at Glencore International and as chief executive officer at Chelyabinsk Metallurgical Plant. Our Senior Vice President, Vladimir Polin, has almost 25 years of production-floor, marketing and management experience in the metals business. Many of our directors and officers began their careers in technical positions in mines and manufacturing facilities and moved up to senior management positions over the course of their careers.

Business Strategy

Our long-term goal is to expand our mining business, through organic growth as well as through acquisitions; to improve our steel segment margins through plant modernization, cost cutting and product portfolio optimization; to maintain our strong position as a producer of carbon and specialty long steel products in Russia; and to capitalize on the synergies deriving from our status as an integrated mining, steel, ferroalloys and power group. We also intend to leverage our core businesses, where appropriate, with acquisitions of value-added downstream businesses.

Due to the world economic crisis, it has become more difficult to increase our profits and expand business by way of new acquisitions. Nevertheless, we continue to work on the development of the Elga coal deposit, which we expect to allow us to significantly increase our coal production. We are focused on cost cutting and optimizing our product portfolio, increasing labor productivity and other anti-recessionary measures.

Our group is a leader by production volume of specialty steel in Russia. The manufacturing of specialty steel requires the use of various types of ferroalloys. The assets acquired with Oriel Resources in April 2008 gave us our own chrome and nickel deposits in Kazakhstan. The existence of these assets within our group provide operational synergies and increase our competitiveness.

Expansion of our power segment, comprising one sales and two generating assets, enables us to supply electricity within our group, as well as gain a profit from supplies of end products to third parties. Producing electricity and heat energy from the steam coal produced by our mining segment is part of our overall strategy to move our end products up the value chain and sell higher value-added products to customers.

Our acquisition of the BCG companies is expected to strengthen the position of our mining segment on the international coking coal market, making it one of the world’s leading producers with additional pricing leverage. We are assessing the possibility of increasing the BCG companies’ annual production up to 7 million tonnes of high-quality hard coking coal concentrate from 2.5 million tonnes. We intend to include the BCG companies in the general development strategy of our group.

The key elements of our strategy include the following:

Enhancing our position as a leading mining, metals and ferroalloys group

We plan to develop our existing reserves base.

We intend to build on our substantial mining experience by developing our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We plan to increase our coal production from 26 million tonnes in 2008 to 37 million tonnes in 2012, and maintain our iron ore concentrate production at the level of at least 5.0 million tonnes, with a possible increase in iron ore production by 10-15% by 2012 due to upgrades to the Korshunov Mining Plant. See “— Capital Improvements Program.” We intend to expand the production of Voskhod chrome ore deposit to 1.3 million tonnes and to start the exploration of nickel ores at the Shevchenko deposit in Kazakhstan, as well as to fully commission the Tikhvin Ferroalloy Plant in Russia, which produces carbon ferrochrome. We plan to further develop our ferroalloy production at Bratsk Ferroalloy Plant through the acquisition in 2008 of a license to mine quartzite, a raw material for ferrosilicon production, for the Uvatskoye deposit in the Irkutsk region.

We intend to develop our acquired coking and steam coal reserves owned by Yakutugol. Yakutugol, which has three producing mines as well as two licenses for the undeveloped Elga coal deposit and the Piatimetrovy and Promezhutochny Seam parcel, holds mining rights to reserves that we believe will solidify our position as a leading world producer of coking coal for years to come. We intend to seek additional mining licenses through acquisitions and/or participation in auctions and tenders in view of our strategic plans and market dynamics. In particular, we believe that obtaining additional mining rights near the Elga coal deposit would allow us to realize more fully the potential benefit of the private rail branch line we are constructing to deliver Elga’s future coal production to market.

We intend to increase our group’s output of high-value-added steel products and continue to optimize our product mix.

We plan to continue our approach of selectively investing in technology and capital improvements, including expanding the use of continuous casters (concasters) in our steel manufacturing facilities, optimizing our product catalog and cutting production costs. We have already built a solid presence in the construction steel business, including the second largest market share in rebar, according to Metall-Expert based on Russian production volumes in 2008. We are also a market leader in wire rod production and have a strong presence in the construction steel market. We are also one of Russia’s primary producers of specialty steel, having the second largest market share, according to Chermet and Metall-Expert based on Russian production volumes in 2008.

We intend to continue to seek out acquisition and expansion opportunities and realize the maximum potential from our completed acquisitions.

Our strategy involves finding acquisition and expansion opportunities that we believe will reinforce or complement our existing business lines. We actively monitor global mining and metals markets for new opportunities. In 2007, we completed a series of acquisitions that added a power segment to our group. In keeping with our long-term strategy of vertical integration, our strategy envisions realizing the maximum benefit from our own power generating facilities. We also intend to increase our presence and capability in ferroalloys, with the aim of positioning ourselves to be a leader in what we believe will be a high-margin business going forward. Our 2007 acquisition of Bratsk Ferroalloy Plant and our 2008 acquisition of Oriel Resources, which includes the Tikhvin Ferroalloy Plant in Russia and the Voskhod chrome ore and Shevchenko nickel deposits in Kazakhstan, have allowed us to form a ferroalloys segment within our group. With these acquisitions we became self-sufficient not only in nickel, but chrome as well, which we believe gives us a rare competitive advantage among world steel producers.

An example of expansion in steel, a business line where we are already a well-established leader by production volume in Romania as well as Russia, is our April 2008 purchase of Ductil Steel, a company with two steel plants in Romania. Before this acquisition, we had already owned two steel plants in Romania: Mechel Targoviste and Mechel Campia Turzii. Following our acquisition of Ductil Steel, in order to enhance the performance and efficiencies of our Romanian subsidiaries, we established the Mechel East Europe Metallurgical Division effective from October 22, 2008.

An example of expansion in coal is our May 2009 acquisition of 100% of the shares and interests of the BCG companies, which is a West Virginia-based coal business engaged in the mining, processing and sale of premium quality hard coking coal.

After stabilization on financial and commodities markets we hope to continue to seek out opportunities to expand our group through acquisitions, including by obtaining new subsoil licenses in Russia and abroad. In doing so, we seek to maintain and expand our presence in regions with low costs and high economic growth potential. We intend to continue to selectively acquire value-added downstream businesses such as hardware, stampings and forgings producers to help us reach our customer base, including in new markets. This downstream integration:

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

Our recent expansion of our ferroalloy mining, processing and manufacturing capacity, with the acquisition of Bratsk Ferroalloy Plant (which produces ferrosilicon used in all steel manufacturing) and the Oriel Resources assets (which we expect to more than double our capacity to mine and process ferroalloys used to make steel), is consistent with our strategy to maintain the potential to source our materials as our product focus shifts to higher-value-added steel products. We have expanded our power generation and distribution business into a separate financial reporting segment; we see expansion of our electric power capabilities not only as a diversification measure and a way to market another value-added product made from our coal, but also as a way to have more control over our energy efficiency and hedge against increases in the price of the electricity our facilities use. However, even as we expand and develop our internal sourcing capability we intend to adhere to our longstanding approach of purchasing inputs from third-party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group. The BCG companies’ acquisition enlarges our coking coal portfolio, adding high quality hard coking coal with low ash content to the grades of coal we produce. This allows us better flexibility not only to serve our coking coal consumers, but also to use these grades internally in our coke production, if needed because of market conditions.

We plan to expand our logistical capabilities.

We intend to selectively expand our logistics capabilities, currently centered on our railway freight and forwarding company, and enhanced by our acquisitions of Port Posiet, Port Kambarka and Port Temryuk and the construction of Port Vanino, strategic acquisitions designed to help us optimize our transportation expenses. We have engaged project engineers in preparation for the construction of a rail branch line to the Elga coal deposit in eastern Siberia and the design and construction of the Port Vanino Complex.

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

Continuing to enhance our low-cost position in coal and improve steel segment margins

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

Our ongoing plant modernization program is aimed at maintaining capacity at the present level, increasing efficiency and reducing the environmental impact of our operations. In line with this strategy, in 2007 and 2008 we completed a $17.0 million modernization of the concaster and a $13.2 million reconstruction of mill No. 380 at Mechel Targoviste. During that period we also commissioned a $12.3 million shaft furnace at Southern Urals Nickel

Plant, finished a $29.0 million overhaul of a rebar rolling mill at Chelyabinsk Metallurgical Plant, made a $33.7 million extension of a sintering unit at Chelyabinsk Metallurgical Plant and completed a $22.0 million air separation complex at Chelyabinsk Metallurgical Plant and constructed a $10.8 million ring rolling mill at Urals Stampings Plant. In continuation of this strategy in 2009 and beyond, we aim to realize projects to construct the universal rail and structural steel mill at Chelyabinsk Metallurgical Plant and modernize the electric arc furnace at Izhstal. See “— Capital Improvements Program.”

We intend to maintain our position as a low-cost producer of coal, despite an ongoing worldwide economic and financial crisis which has negatively impacted the economic development of Russia and other countries. We are analyzing our production costs, considering ways to achieve maximum synergies from the integration of the BCG companies in order to reduce mining production costs and costs of sales.

We plan to increase our efficiency and reduce production costs by:

•	optimizing production plans;

•	additional saving by increasing labor efficiency and loading mining equipment; and

•	retaining current advantages related to labor, raw materials and power costs.

We will strive to maintain strong export sales.

We intend to maintain strong relationships with our significant international customers. Although we are focused on growing our market position within our domestic markets (of which Russia is by far the largest), export sales, which constituted 38% of our total sales revenues in 2008, allow us to diversify our sales and reduce our reliance on the domestic market in the event that it were to experience a downturn. In our key export markets our steam coal customers include cement companies such as Sumitomo Osaka Cement Co., Ltd. and Taiheiyo Cement Corporation in Japan, Holcim Ltd. in Europe, and Oytash Ic Ve Dis Ticaret A.Ş., Akcansa Cimento Sanayi Ve Ticaret A.Ş. and Lafarge Aslan Cimento A.Ş. in Turkey; as well as power generating companies such as OVA Elektrik A.Ş. in Turkey, Korea South East Power Co., Ltd. in South Korea, and RWE AG, DONG Energy A/S and Varna Power Plant in Europe. Our coking coal customers include ArcelorMittal, Kazzinc and Kazchrome JSC in Kazakhstan, various metal manufacturing facilities in Ukraine, JFE Steel Corporation, Nisshin Steel Co. Ltd, Kobe Steel, Mitsui Mining and Sumitomo Metal Industries, Ltd. in Japan, the Pohang Iron and Steel Company (POSCO) in South Korea, Saurashtra Fuel Ltd. in India, and Capital Iron and Steel Plant in China. Another E.U. customer is the Solvay Sodi chemical plant in Bulgaria. In our key export markets our product pricing policy is generally based on the current market price, our price forecasts and actual supply-and-demand dynamics.

Continuing expansion in high-growth markets

We plan to increase coking coal sales to high-growth international markets.

We intend to continue to capitalize on our ability to serve fast-growing Asian and other international markets. In particular we view Japan, China, South Korea and India as countries to which our international growth strategy will be applied.

Developing our domestic and export steel sales capabilities

Our continued focus on the domestic Russian market is a key element of our strategy. We are particularly well-positioned to supply construction and infrastructure projects in Russia from our Chelyabinsk Metallurgical Plant located in the southern Urals. Not only do our products and prices tend to appeal to Russian customers, but the geographical reach of our production and logistics facilities and sales network give us a presence in the Russian heartland that facilitates sales to customers in Russia’s remote regions. For example, our domestic trading subsidiary Mechel-Service has over 50 offices in various cities in Russia.

Following the strategy of broadening our presence in regions of interest, Mechel-Service has established a branch in Kazakhstan and Romania, and acquired 100% stake in German steel trading and service company HBL Holding in September 2008. HBL Holding’s activities comprise trading of steel, stainless steel and aluminum products, and non-ferrous metals, warehousing and processing. HBL Holding has eight regional sites to serve the local clients. All sites are located in Germany in North Rhine-Westphalia, Bremen and Saxony-Anhalt.

Our extensive operations in Romania, consisting of four steel mills, serve as an attractive platform to expand our steel product sales to the important export markets of the E.U.

Implementation of these strategies is subject to a number of risks. See “Item 3. Key Information — Risk Factors” for a description of these risks.

Restructuring of mining and ferroalloy assets

In April 2008, we established Mechel Mining OAO (“Mechel Mining”), a wholly-owned subsidiary in which we consolidated the coal and iron ore assets of our mining segment (Southern Kuzbass Coal Company, Korshunov Mining Plant and Yakutugol).

In 2008, we consolidated our ferroalloy assets under our wholly-owned subsidiary Oriel Resources, on the basis of which we established a ferroalloys reporting segment that includes the nickel mining and production business of Southern Urals Nickel Plant, ferrosilicon producer Bratsk Ferroalloy Plant, along with the assets acquired with Oriel Resources — ferrochrome producer Tikhvin Ferroalloy Plant and the Voskhod chrome and Shevchenko nickel projects in Kazakhstan. In the course of the consolidation we formed Mechel Ferroalloys Management OOO (“Mechel Ferroalloys Management”), a management company that acts as the executive body of each of the companies in our ferroalloys segment.

In connection with this restructuring we have been implementing management, reporting and control systems for each such subsidiary holding company, allowing for the preparation of consolidated financial statements for each of them. We believe that such separation and consolidation will enable these businesses to obtain the financing necessary for their development and will enable us to optimize their value within our group, including through more focused operational management teams. Such financings may include the issuance and/or sale of both bonds and shares, including the sale of equity securities in connection with a listing on an international stock exchange.

We intend to retain a controlling voting interest in each of these subsidiary holding companies as we continue to build upon our business model of vertical integration among our assets. See “— Risk Factors — Risks Relating to Our Business and Industry — If shares of our subsidiary holding companies are listed on a stock exchange, it could entail changes in such companies’ management and corporate governance that might affect our integrated business model.”

Our History and Development

General

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — The Reorganization.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into a large, integrated mining, steel, ferroalloys and power group, comprising coal, iron ore, nickel, chrome ore and limestone assets and coke, steel and ferroalloy production, with operations and assets in Russia, Romania, Bulgaria, Lithuania, Kazakhstan and the United States. With each of our acquisitions, we implement improved operational and management practices, and we are generally able to realize significant increases in production efficiency and volume with only modest, targeted capital expenditures. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

Mining Business

Mining process

Coal.  Coal is mined using open pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our surface mines. Production at the underground mines is predominantly from longwall mining, a form of underground coal mining where a long wall of coal in a seam is mined in a single slice. After mining, depending upon the amount of impurities in the coal, the coal is processed in a wash plant, where it is crushed and impurities are removed by gravity methods. Coking coal concentrate is then transported to steel plants for conversion to coke for use in pig iron smelting. Steam coal is shipped to power utilities which use it in furnaces for steam generation to produce electricity. Our primary coal products are coking and steam coal concentrate and raw, size-sorted steam coal. Among the key advantages of our mining business is the high quality of our coking coal, the low level of volatile matter in our steam coal and our modern coal washing facilities, primarily built during the 1970s and 1980s, including facilities built as recently as 2001-2002.

Iron ore.  All three of our iron ore mines are conventional open pit operations. Following a drilling and blasting stage, ore is hauled by rail hopper cars to the concentrator plant. At the concentrator plant, the ore is crushed and ground to a fine particle size, then separated into an iron ore concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded to a concentrate that contains about 62.9% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the concentrating plant. The concentrate is sent to disk vacuum filters which remove the water from the concentrate to reduce the moisture level, enabling shipment to customers by rail during warmer months, but in colder periods the concentrate must be dried further to prevent freezing in the rail cars. Korshunov Mining Plant operates its own drying facility with a dry concentrate production capacity of up to 16,000 tonnes per day.

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

Description of key products

Coking coal and coking coal concentrates.  Coking coal is washed, low-phosphorous bituminous coal designated for further processing into coke in coking furnaces, which in turn is used in the blast furnace in the production of pig iron, a precursor of steel in integrated steel mills. Coking coals have high plasticity, meaning that they are amenable to being softened, liquefied and resolidified into hard and porous lumps when heated in the absence of air. From our Southern Kuzbass Coal Company and Yakutugol we offer coking coal of marks OS (meager and caking), KS (coking and caking), KS (blend), KO (coking and meager) and K9 (coking). We process coking coal into coking coal concentrate to reduce ash content and increase volatility and plasticity. We offer coking coal concentrate of marks OS (meager and caking), KO (coking and meager), KS (coking and caking) and K9 (coking). The BCG companies, our West Virginia operations, produce low, medium and high volatility metallurgical hard coking coal. Metallurgical coals can be mixed in different proportions to provide blends with the best characteristics for any specific customer. Blending takes place directly in port when loading to a vessel, without any additional washing at processing plants. This approach saves money and provides a competitive advantage over competitors with higher processing costs.

Steam coal and steam coal concentrates.  Steam coal has properties that make it suitable for use in thermal applications, including electric power generation. From our Southern Kuzbass Coal Company we offer steam coal and steam coal concentrate of marks T (lean) and A (anthracite) various grain-size class, GZhO (gas, fat and meager), TR (lean and run-of-mine). We also offer steam coal from Yakutugol of marks 3SS (weakly to non-caking), K6 (coking and oxidized), D (long-flame) and B2 (brown category 2). The BCG companies, our West Virginia operations, produce medium and high volatility bituminous steam coal.

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

Product	2008	2007	2006	2008	2007	2006
	(In thousands of tonnes(1))			(% of total sales, including intra-group)

Coking coal concentrate(2)	8,360	6,018	6,603	77%	62%	73%
Steam coal(2)	8,543	7,230	6,728	90%	96%	100%
Iron ore concentrate	2,713	2,358	2,885	58%	51%	56%

(1)	Includes resales of mining products purchased from third parties.

(2)	Includes only post-acquisition volumes of Yakutugol.

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated:

	2008		2007		2006
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In millions of U.S. dollars, except for percentages)

Coking coal concentrate	1,861.1	55.8%	622.9	45.4%	518.3	49.6%
Domestic Sales (%)	49.7%		83.7%		74.0%
Export (%)	50.3%		16.3%		26.0%
Steam Coal	925.0	27.8%	436.3	31.8%	311.1	29.7%
Domestic Sales (%)	11.4%		12.5%		21.0%
Export (%)	88.6%		87.5%		79.0%
Iron ore concentrate	339.4	10.2%	213.6	15.6%	168.2	16.1%
Domestic Sales (%)	23.5%		67.7%		98.0%
Export (%)	76.5%		32.3%		2.0%
Other(1)	207.9	6.2%	99.7	7.2%	48.1	4.6%

Total	3,333.4	100%	1,372.5	100%	1,045.7	100%

Domestic Sales (%)	39.4%		59.8%		63.1%
Export (%)	60.6%		40.2%		36.9%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

Our mining products are marketed domestically primarily through Mechel Trading House and Mechel-Service and internationally through Mechel Trading’s branch in Liechtenstein. The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated:

Region(1)	2008	2007	2006

Russia	39.5%	59.5%	63.1%
Other CIS	9.1%	13.3%	12.8%
Europe	14.2%	10.8%	14.0%
Asia	32.1%	12.9%	5.6%
Middle East	2.5%	3.5%	4.5%
Other regions	2.6%	—	—

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

In 2008, the five largest customers of our mining products were EvrazResurs Trading House OOO and West Siberian Metallurgical Plant OAO (“ZapSib”) (coking coal concentrate, iron ore concentrate), Magnitogorsk Metallurgical Plant OAO (coking coal concentrate), Novolipetsk Metallurgical Plant OAO (coking coal concentrate), Rutek Trading AG (coking coal concentrate, steam coal), Sumitomo Corporation (coking coal concentrate, steam coal), which together accounted for 36% of our mining segment sales.

	% of Total
	Mining		% of Total
	Segment		Products
Customer	Sales	Product	Sales

EvrazResurs Trading House OOO and West		Coking coal concentrate	13.3%
Siberian Metallurgical Plant OAO (“ZapSib”)	9.7%	Iron ore concentrate	22.4%
Magnitogorsk Metallurgical Plant OAO	9.7%	Coking coal concentrate	17.4%
Novolipetsk Metallurgical Plant OAO	6.4%	Coking coal concentrate	11.4%
Rutek Trading AG	5.7%	Coking coal concentrate	8.5%
		Steam coal	3.3%
Sumitomo Corporation	4.0%	Coking coal concentrate	1.0%
		Steam coal	12.5%

Domestic sales

We generally do not involve intermediaries in the domestic distribution of our mining products. Our domestic coking and steam coal and iron ore customers are generally located in large industrial areas and have had long-standing relationships with us.

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to our customers, including steel producers. Our largest domestic customer for our coking coal concentrate was MMK, accounting for 17% of our total coking coal concentrate sales and 10% of our total mining segment sales in 2008. On March 19, 2009, MMK sued a trading subsidiary of ours seeking to invalidate MMK’s long-term coking coal supply contract with us. On June 11, 2009, the court denied the claim, but this decision may be appealed. See “Item 8. Financial Information. Litigation — Commercial litigation.”

Far Eastern Generating Company OAO, is our largest domestic customer of steam coal, accounting for 2.0% of our total steam coal sales and 0.5% of our total mining segment sales in 2008. We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis. Some of our steam coal is consumed within the group; for example, sales of steam coal and middlings (lower-quality coal) from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were $20.7 million in 2008.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. Our largest domestic customer, ZapSib, accounted for 22% of our total iron ore concentrate sales and 2% of our total mining segment sales in 2008. We set our prices on a monthly basis. EvrazHolding’s ironworks, together with ZapSib, is also among our largest domestic coking coal customers. EvrazHolding purchases our coking coal through its subsidiary company EvrazResurs Trading House OOO. This company accounted for 13% of our coking coal concentrate sales and 7% of our total mining segment sales in 2008.

Since 2001, Mechel Trading House has operated its wholly owned subsidiary, Mecheltrans, a railway freight and forwarding company. Mecheltrans owns its own rail rolling stock, consisting of 216 open cars and 213 pellet cars, leases 1,377 open cars and has 2,280 open cars under equipment lease finance terms. The company transported domestically approximately 37.9 million tonnes of our cargo in 2008, approximately 55% of which was comprised of coal and iron ore.

Pursuant to a directive from the FAS dated August 14, 2008, we entered into long-term coking coal supply contracts with some of our major domestic customers. These new contracts provide for the supply of coking coal concentrate under a fixed price based on the price of premium hard coking coal under one-year contracts under FOB terms from Australian ports, excluding the costs of transshipment and rail transportation with the application of a coefficient representing the quality of the coal concentrate. Previously, the delivery terms for most of our major domestic customers provided for sale at spot market prices.

The long-term contracts were entered into with MMK, EvrazResurs, Severstal, KOKS, Metalltrade for terms of four and five years for a total annual volume of delivery from four to five million tonnes of coking coal. However, MMK, one of our major domestic customers with which we have entered into a five-year contract for delivery of a total of 12 million tonnes of coking coal, has filed a lawsuit in a Russian court seeking rescission of its contract. See “Item 8. Financial Information — Litigation — Commercial litigation.”

Export sales

We export coking coal, steam coal concentrate, low bituminous and anthracite steam coal, and iron ore concentrate.

In the year ended December 31, 2008, the largest foreign customer of our mining segment was Rutek Trading AG, accounting for 6% of our total mining segment sales. Rutek Trading’s purchases from Mechel consisted of coking coal concentrate (84%) and steam coal (16%).

We are Russia’s largest exporter of coking coal concentrate, according to RasMin. Our exports of coking coal concentrate primarily go to Japan, Ukraine, South Korea and India. In 2008, Rutek Trading AG was our largest foreign customer of coking coal concentrate, accounting for 9% of our total coking coal concentrate sales and 5% of our total mining segment sales by revenue. Shipments are made by rail.

Our exports of steam coal are primarily to Japan, Bulgaria, Belgium, Turkey and Spain, which together accounted for 55% of our total steam coal sales and 15% of our total mining segment sales by revenue in 2008. Our largest foreign customers of steam coal were Sumitomo Corporation and Toplofikatsia Rousse. Steam coal is shipped to customers from our warehouses by railway and, in some cases, further by ship from Russian and Ukrainian ports.

Our Port Posiet processed 2.8 million tonnes of cargo, mostly coal, in 2008. We ship primarily our steam coal and coking coal concentrate to Japan from Port Posiet. The port’s current capacity is approximately 3.0 million tonnes of annual cargo-handling throughput and 200,000-220,000 tonnes of warehousing capacity depending on coal type. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our Far East coal production to market.

In 2008, we increasingly used long-term contracts for export sales of coking and steam coal as compared to the 2007 financial year. Coal not shipped under long-term contracts was sold on a spot market.

We also sold iron ore concentrate to customers in China during 2008, which accounted for 77% of our total iron ore concentrate sales and 8% of our total mining segment sales in 2008. We ship iron ore concentrate to China by rail and by sea.

Market share and competition

Coal

As a result of upstream acquisitions primarily by steel producers, based on publicly available information, we estimate that the number of Russian coal producers has decreased from about 250 in the mid-1990s to less than 60 in 2008. Based on our industry contacts and publicly available information, we believe that over the last few years, Russian coal mining companies have generally enjoyed a relatively stable customer base.

According to data from the Central Dispatching Department, in 2008 we were the largest coking coal producer in Russia, with a 22% share of total production by volume, and we had a 8% market share with respect to overall Russian coal production by volume. We also controlled 26% of the coking coal washing facilities in Russia by capacity at the end of 2008, according to RosInformUgol. The following table lists the main Russian coking coal producers in 2008, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

		Coking	% of
		Coal	Coking
		Production	Coal
		(Thousands	Production
Group	Company	of Tonnes)	by Volume

Mechel OAO	Southern Kuzbass Coal Company OAO	7,094	10.3%
	Yakutugol Holding Company OAO	8,053	11.7%

	Mechel total	15,147	22.1%

Raspadskaya OAO	Raspadskaya ZAO	9,329	13.6%
Severstal OAO	Vorkutaugol OAO	6,167	9.0%
	Vorgashorskaya Mine OAO	549	0.8%
	Yunyaginskoye OOO	203	0.3%

	Severstal total	6,919	10.1%

Sibuglemet Holding	Polusukhinskaya Mine OAO	3,010	4.4%
	Mezhdurechye OAO(1)	3,250	4.7%
	Antonovskaya Mine ZAO	1,454	2.1%
	Bolshevik Mine OAO	932	1.4%

	Sibuglemet total	8,646	12.6%

Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	8,387	12.2%
Kuzbassrazrezugol Coal Company OAO	Kuzbassrazrezugol Coal Company OAO	4,619	6.7%
SUEK OAO	SUEK OAO (Kemerovo region)	2,740	4.0%
Other	Other	12,875	18.8%

Total		68,662	100%

Source: Central Dispatching Department.

(1)	We own 16.1% of Mezhdurechye OAO.

A sharp decrease in demand for coking coal from our domestic customers led to a decrease in our coking coal production in the first quarter of 2009. As a result, we have lost our volume based leading position in Russian coking coal production, according to the Central Dispatching Department’s report for the first quarter of 2009. We have produced 1.0 million tonnes of coking coal in the first quarter of 2009, which is 8.4% of total Russian coking coal production, according to the Central Dispatching Department.

According to data from the Central Dispatching Department, in 2008, we were the third largest steam coal producer in Russia in terms of volume, with a 5.7% share of total production. The following table lists the main Russian steam coal producers in 2008, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

		Steam Coal	% of
		Production	Steam Coal
		(Thousands	Production
Group	Company	of Tonnes)	by Volume

SUEK OAO	SUEK Kemerovo region	27,552	10.6%
	SUEK Krasnoyarsk region	36,990	14.2%
	SUEK Khakasian Republic	8,382	3.2%
	SUEK Irkutsk region	5,766	2.2%
	SUEK Zabaikalsky region	4,526	1.7%
	SUEK Primorsky region	4,457	1.7%
	Urgalugol OAO	2,278	0.7%

	SUEK total	87,673	33.7%

Kuzbassrazrezugol Coal Company OAO	Kuzbassrazrezugol Coal Company OAO	44,667	17.2%
Mechel OAO	Southern Kuzbass Coal Company OAO	11,403	4.4%
	Yakutugol Holding Company OAO	3,463	1.3%

	Mechel total	14,866	5.7%

SDS-Ugol Holding Company OAO	Barzasskoye Partnership OOO	159	0.1%
	Chernigovets ZAO	4,680	1.8%

	SDS-Ugol total	4,839	1.9%

Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	4,645	1.8%
LUTEK OAO	LUTEK OAO	5,322	2.0%
Zarechnaya Mine OAO	Zarechnaya Mine OAO	4,441	1.7%
Priargunskoye Industrial Mining and Chemical Amalgamation OAO	Priargunskoye Industrial Mining and Chemical Amalgamation OAO	4,011	1.5%
Other		89,723	34.5%

Total		260,186	100%

Source: Central Dispatching Department.

In the domestic coal market, we compete primarily on the basis of price, as well as on the basis of the quality of coal, which in turn depends upon the quality of our production assets and the quality of our mineral reserves. Competition in the steam coal market is also affected by the fact that most steam power stations were built near specific steam coal sources and had their equipment customized to utilize the particular type of coal produced at the relevant local source. Outside of Russia, competition in the steam coal market is largely driven by coal quality, including volatile matter and calorie content.

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Rudprom, the market is dominated by relatively few producers, with the top three mining groups representing over 72% of total production of iron ore concentrate.

The following table lists the main Russian iron ore concentrate producers in 2008, the groups to which they belong, their iron ore concentrate production volumes and their share of total Russian production volume.

		Iron Ore
		Concentrate
		Production
		(Thousands	% of Total
Group	Company	of Tonnes)	Production

Metalloinvest OOO	Lebedinsky GOK	19,732	21.0%
	Mikhailovsky GOK	15,718	16.7%

	Metalloinvest total	35,450	37.7%

Evraz Group S.A.	Kachkanarsky GOK	8,635	9.2%
	Vysokogorsky GOK	1,663	1.8%
	EvrazRuda	7,358	7.8%

	Evraz Group total	17,656	18.8%

Severstal-Resurs OAO	Kostomukshinsky GOK	9,855	10.5%
	Olenegorsky GOK	4,675	5.0%

	Severstal-Resurs total	14,530	15.5%

NLMK OAO	Stoylensky GOK	11,484	12.2%
Yevrokhim OAO	Kovdorsky GOK	5,423	5.8%
Mechel OAO	Korshunov Mining Plant	4,700	5.0%
Industrial Metallurgical Holding OOO	KMAruda	2,104	2.2%
Ural Mining-Metallurgical Company OAO	Bogoslovskoye RU	1,058	1.1%
Other		1,621	1.7%

Total		94,026	100%

Source: Metal-Expert.

In addition, Sokolovsko-Sarbayskoye Mining Amalgamation, which is located in Kazakhstan and produced 15.49 million tonnes of iron ore concentrate and 6.95 million tonnes of pellets in 2008 (according to Rudprom), has been a major supplier to MMK since April 2006.

Coal production

Our active coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in eastern Siberia. The earliest production at our Kuznetsky basin mines was in 1953, and 1979 in our Sakha Republic mines.

Our recent license acquisitions include:

•	in 2004 we acquired through auction a subsoil license for the Sibirginsk mine area of the Sibirginsk and Tomsk coal deposits, near our Sibirginsk Open Pit Mine;

•	in 2005 we acquired through auction two subsoil licenses for the Raspadsk open pit mine area of the Raspadsk coal deposit and the Berezovsk-2 area of the Berezovsk and Olzherassk coal deposits;

•	in 2005 we acquired through auction two subsoil licenses for the Erunakovsk-1 and Erunakovsk-3 coal mines near Kemerovo; and

•	in 2005 we acquired the right to explore for and develop coking coal under three subsoil licenses for the Sorokinsk, Razvedochny and Olzherassk coalfields in Kemerovo.

In October 2007, we acquired 75% less one share of Yakutugol, a coal producer located in eastern Siberia, in the Sakha Republic, increasing our stake to 100%. Yakutugol in turn owns the Kangalassk and Nerungrinsk open pit mines, the Dzhebariki-Khaya underground mine and a coal license for the Seam Piatimetrovy and Promezhutochny area. Yakutugol extracts predominantly coking coal, as well as steam coal. The Nerungrinsk mine produces high-quality coking and steam coal. The Kangalassk mine produces steam coal that is sold as fuel for power plants in the Sakha Republic. The Dzhebariki-Khaya mine produces steam coal, most of which is sold to the state housing and municipal services administration. Yakutugol’s output in 2008 was 11.6 million tonnes of coal consisting of 8.1 million tonnes of coking coal and 3.5 million tonnes of steam coal, and it sells most of its output to the Asian Pacific region, primarily Japan, South Korea and Taiwan, primarily pursuant to long-term contracts. We had previously acquired a blocking stake in Yakutugol of 25% plus one share in 2005.

Together with our acquisition of Yakutugol, we also acquired 68.86% of the shares of Elgaugol, which at the time of the acquisition held the license to the undeveloped Elga coal deposit in the Sakha Republic. As part of the auction conditions, we are required to meet certain operational milestones: (1) completing the legal permits for development of the Elga coal deposit by June 2009; (2) commencing construction of the mining plant by November 2009; (3) completing construction of the mining plant (including water supply) and commencing coal production by October 2010; (4) reaching an estimated annual coal production of 9.0 million tonnes by July 2013; and (5) reaching an estimated annual coal production of 18 million tonnes by July 2018. In addition, we undertook the obligation to build a rail branch line of approximately 315 kilometers in length, from the Ulak station on the Baikal-Amur Mainline up to the Elga coal deposit. See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commercial Commitments.” We will operate this rail branch line as a private railway. After our acquisition of Elgaugol, the Elga mining license was transferred to Yakutugol effective upon the end of the first quarter of 2008. The Elga license area is part of a larger coal-bearing geological feature which up to now has been isolated from transportation links. The viability of the Elga project is dependent upon the construction of the rail branch line, as there are presently no transportation links by which to bring coal to market from the Elga license area.

On March 25, 2008, our subsidiary Yakutugol entered into a turn-key contract with Transstroy ZAO Engineering Corporation (“Transstroy”). Under this contract Transstroy undertakes to perform engineering survey works, handle the permitting process and design and build a rail branch line to the Elga coal deposit from the Baikal-Amur Mainline. Yakutugol’s obligation is to ensure timely payment, including advances, and build a temporary access road.

The total approximate value of the contract amounts to 33.4 billion rubles. This amount breaks down as follows:

•	a fixed price of 2.5 billion rubles for research and design, technical drafting, testing, expert examination, title registration and permitting services;

•	a fixed price of 2.2 billion rubles for construction of a temporary access road along the planned rail branch line;

•	a fixed price of 1.6 billion rubles for completion of construction of the unfinished initial 60-kilometer section of railway spur track; and

•	an estimated price of 27.1 billion rubles, subject to adjustment, for construction of the rail branch line from the 60th to 315th kilometer.

According to the construction schedule, March 26, 2008 was defined as the date of commencement of works. Pursuant to the contract, phase I of the project will be complete by August 1, 2010 and the final phase II will be complete by December 30, 2011.

The table below sets forth certain information regarding the subsoil licenses used by our coal mines.

			License			Year
		License-Holding	Expiry		Area	Production
Mine(1)	License Area	Subsidiary	Date	Status(2)	(sq. km)	Commenced

Krasnogorsk Open Pit	Tomsk, Sibirginsk	Southern Kuzbass Coal	Dec 2013	In production	22.4	1954
		Company OAO
Krasnogorsk Open Pit	Sorokinsk, Tomsk,	Southern Kuzbass Coal	Nov 2025	In production	2.8	2007
	Sibirginsk	Company OAO
Lenin Underground	Olzherassk	Southern Kuzbass Coal	Nov 2013	In production	10.0	1953
		Company OAO
Lenin Underground (Usinsk Underground)	Olzherassk	Southern Kuzbass Coal	Dec 2014	In development(3)	3.6	1965
		Company OAO
Olzherassk Open Pit	Raspadsk, Berezovsk,	Southern Kuzbass Coal	Jan 2014	In production	9.3	1980
	Olzherassk	Company OAO
Olzherassk Open Pit	Raspadsk	Southern Kuzbass Coal	Dec 2024	In production	3.5	2007
		Company OAO
Olzherassk Open Pit(4)	Berezovsk-2, Berezovsk,	Southern Kuzbass Coal	Dec 2024	In production	4.8	2007
	Olzherassk	Company OAO
New-Olzherassk Underground (formerly Invest-Coal)	Raspadsk	Southern Kuzbass Coal	Dec 2021	In production	1.2	2006
		Company OAO
New-Olzherassk Underground(4)	Razvedochny, Raspadsk	Southern Kuzbass Coal	Nov 2025	In development	14.6	n/a
		Company OAO
Sibirginsk Underground	Sibirginsk, Tomsk	Southern Kuzbass Coal	Dec 2024	In production	5.9	2002
		Company OAO
Sibirginsk Open Pit	Sibirginsk, Kureinsk,	Southern Kuzbass Coal	Jan 2014	In production	15.3	1973
	Uregolsk	Company OAO
Tomusinsk Open Pit	Tomsk	Tomusinsk Open Pit	Dec 2012	In production	6.7	1959
		Mine OAO
Erunakovsk-1 Underground	Erunakovsk-1,	Southern Kuzbass Coal	Jun 2025	In development(3)	8.4	n/a
	Erunakovsk	Company OAO
Erunakovsk-3 Underground	Erunakovsk-3,	Southern Kuzbass Coal	Jun 2025	In development(3)	7.1	n/a
	Erunakovsk	Company OAO
Lenin Underground	Olzherassk	Southern Kuzbass Coal	Nov 2025	In development(3)	19.2	n/a
		Company OAO
Nerungrinsk Open Pit	Nerungrinsk	Yakutugol OAO	Dec 2014	In production	15.3	1979
Kangalassk Open Pit	Kangalassk	Kangalassk Open Pit	Dec 2014	In production	7.7	1962
		Mine OAO(5)
Dzhebariki-Khaya Underground	Dzhebariki-Khaya	Dzhebariki-Khaya	Dec 2013	In production	14.8	1972
		Mine OAO(5)
Nerungrinsky Open Pit	Piatimetrovy coal-bed,	Yakutugol OAO	Dec 2025	In development(3)	30.0	n/a
	Promezhutochny
Elga Open Pit	Elga	Yakutugol OAO	May 2020	In development	144.1	n/a

(1)	“Underground” denotes an underground mine; “open pit” denotes a surface mine.

(2)	“In production” refers to sites that are currently producing coal; “in development” refers to sites where preliminary work is being carried out in accordance with the terms of the relevant subsoil license, such as preparation and approval of the geological survey project (for the Olzherassk license area), geological surveys (for the Olzherassk, Razvedochny, Erunakovsk-3, Piatimetrovy coal seam and Promezhutochny license areas), preparation and approval of construction project documentation (for the Elga license area) and construction (for the Erunakovsk-1 and Elga license areas).

(3)	Not included in our mineral reserves.

(4)	Deposits of Olzherassk Open Pit are partially included in our reserves, as SEC standards for reserve estimates allow inclusion in reserves of only the mineral deposits that can be extracted with economic benefits during the license period.

(5)	In process of re-registration due to merger of the previous license holder into this company.

In 1994, Sibirginsk Open Pit Mine (currently a branch of Southern Kuzbass Coal Company) received a coal license to develop the mineral deposits of the Uregolsky 1-2 area. Approximately 1.1 million tonnes of coal have been mined by us since that date at the mine site in the license area.

Due to what we believe was a technical error made when the license was originally issued, there is an uncertainty as to whether the Uregolsk license area includes a part of the mine site with 37 million tonnes of coal deposits (the “New Uregolsk license area”). Applicable Russian regulations lack a procedure for correcting license boundaries in the event of an error, and as recently as 2006, 2007 and 2008, we carried out mining activities on the New Uregolsk license area in coordination with, and with the knowledge of, Rostekhnadzor. Furthermore, Southern Kuzbass Coal Company in coordination with the Kemerovo regional subsoil use agency participated in an auction aimed at resolving the ownership of the New Uregolsk license area. The auction was concluded on June 26, 2008. Southern Kuzbass Coal Company submitted its bids against competing bidders until it believed that the higher bidder’s price was not economically justified in light of the estimated reserves in the license area. The final price was significantly higher than Southern Kuzbass Coal Company’s last bid. Meanwhile, in May 2008, the Kemerovo region prosecutor’s office opened a criminal case on the basis of Southern Kuzbass Coal Company’s alleged unlawful usage of the mineral deposits on the New Uregolsk license area. However, upon the results of the investigation the prosecutor’s office issued a decision to dismiss the criminal complaint. For more information see “Item 8. Financial Information — Litigation — New Uregolsk license area.”

We and Southern Kuzbass Coal Company believe that the coal mining at the New Uregolsk license area was in compliance with applicable law. Our subsidiary Southern Kuzbass Coal Company could face civil claims; however, we consider it unlikely that such claims will be made. Our mineral reserves and mineral deposits as set forth in this document as of December 31, 2008 do not include minerals within the New Uregolsk license area.

The coking coal produced by our mines is predominately low-sulfur (0.3%) bituminous. Heating values for the coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for the steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our coal production by mine and type of coal for the periods indicated.

	2008		2007		2006
		% of		% of		% of
	Tonnes	Production	Tonnes	Production	Tonnes	Production
	(In thousands of tonnes)(1)

Coking Coal
Sibirginsk (Open Pit and Underground)(2)	2,522	16.6%	2,181	20.9%	1,759	18.1%
Tomusinsk Open Pit	1,952	12.9%	2,385	22.9%	2,477	25.6%
Olzherassk Open Pit	614	4.1%	880	8.4%	1,613	16.6%
Lenin Underground(4)	1,130	7.5%	2,077	20.0%	1,880	19.4%
Sibirginsk Underground	876	5.8%	1,188	11.4%	1,386	14.3%
Olzherassk Underground					582	6.0%
Yakutugol(3)
Nerungrinsk Open Pit	8,053	53.1%	1,708	16.4%	—	—

Total Coking Coal	15,147	100%	10,419	100%	9,697	100%

	2008		2007		2006
		% of		% of		% of
	Tonnes	Production	Tonnes	Production	Tonnes	Production
	(In thousands of tonnes)(1)

Steam Coal
Krasnogorsk Open Pit	5,525	49.1%	5,630	52.2%	5,587	76.4%
Sibirginsk (Open Pit and Underground)	797	7.1%	1,469	13.9%	1,703	23.3%
Olzherassk Open Pit	525	4.7%	868	8.1%	26	0.3%
Tomusinsk Open Pit	99	0.9%	36	0.3%	—	—
Olzherassk Underground	836	7.4%	1,783	16.5%	—	—
Yakutugol(3)
Nerungrinsky Open Pit	2,874	25.5%	827	7.7%	—	—
Kangalassk Open Pit	166	1.5%	35	0.3%	—	—
Dzhebariki-Khaya Underground	423	3.8%	127	1.2%	—	—

Total Steam Coal	11,245	100%	10,775	100%	7,316	100%

Total Coal	26,392		21,194		17,013

% Coking Coal		57.4%		49.2%		57.0%
% Steam Coal		42.6%		50.8%		43.0%

(1)	Volumes are reported on a wet basis.

(2)	“Underground” denotes an underground mine; “open pit” denotes a surface mine.

(3)	Includes only post-acquisition production volumes.

(4)	At the Lenin underground mine production was suspended because of accidents: on May 30, 2008 there was a cave-in (suspension of operations — 17 calendar days) and on July 29, 2008 there was a methane flash (suspension of operations — 67 calendar days), both with multiple casualties.

Coal washing plants

We operate five coal washing plants located near our coal mines in the Southern Kuzbass. Of the total coal feedstock enriched by our washing plants in 2008, approximately 98.4% (11.9 million tonnes) was supplied by our own mining operations, and 1.6% (0.2 million tonnes) from the nearby Raspadskaya underground mine (owned by Raspadskaya OAO) on a tolling basis. In 2008, the capacity of our washing plants in Russia accounted for 20.1% of the total domestic coking coal washing capacity in Russia by volume, according to the Central Dispatching Department.

Investments in coal companies

We own 16.1% of Mezhdurechye OAO, a Russian coal producer whose production volume accounted for 5% of Russian coking coal output and 2% of Russian total coal output in 2008, according to the Central Dispatching Department.

Acquisition of BCG companies

In May 2009, our subsidiaries closed a transaction to acquire the BCG companies, U.S. privately-owned companies based in West Virginia, from their owner — the Justice family. According to our reserves estimates, the BCG companies’ coal holdings in West Virginia as of October 24, 2008 include 91.9 million tonnes of proven reserves plus 74.1 million tonnes of probable reserves in accordance with SEC Industry Guide 7. The BCG companies have four mining complexes, together comprising six open pit and four underground mines. In 2008, the BCG companies produced 2.5 million tonnes of coal.

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

The table below sets forth the subsoil licenses used by our iron ore mines and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Korshunovsk	Korshunov Mining Plant	June 2014	In production	4.3	1965
Tatianinsk	Krasta ZAO(1)	June 2012	In production	1.3	1982
Rudnogorsk	Korshunov Mining Plant	June 2014	In production	5.1	1986
Krasnoyarovsk	Korshunov Mining Plant	July 2015	Feasibility study(2)	3.0	n/a

(1)	In February 2007, Korshunov Mining Plant transferred the Tatianinsk license to its wholly owned subsidiary Krasta ZAO.

(2)	Not included in our mineral reserves and deposits.

The table below summarizes our iron ore and iron ore concentrate production for the periods indicated.

	2008		2007		2006
		Grade		Grade		Grade
	Tonnes	(% Fe)	Tonnes	(% Fe)	Tonnes	(% Fe)
			(In thousands of tonnes)(1)

Korshunovsk ore production	5,702	26.3%	6,573	25.8%	6,193	26.2%
Rudnogorsk ore production	5,911	34.6%	5,754	35.6%	5,224	37.1%
Tatianinsk ore production	110	29.2%	468	29.9%	222	32.4%

Total ore production	11,724	30.5%	12,795	30.4%	11,639	31.2%

Iron ore concentrate production	4,700	62.2%	4,963	62.2%	4,976	62.6%

(1)	Volumes are reported on a wet basis.

Limestone production

The Pugachev limestone quarry is an open pit mine located approximately nine kilometers southwest of the city of Beloretsk in the Ural Mountains. The quarry was developed in 1952 to support Beloretsk Metallurgical Plant’s steel-making facilities, which are currently closed. The Pugachev limestone quarry is owned by our Beloretsk Metallurgical Plant, which we acquired in 2002. The current subsoil license is valid until January 2014.

The quarry produces both high-grade flux limestone for use in steel-making and nickel smelting and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determine their suitability for a particular use. In 2008, approximately 87.6% of the limestone produced at Pugachev was used internally, with 64.3% shipped to Chelyabinsk Metallurgical Plant, 19.7% shipped to Southern Urals Nickel Plant, 3.6% to Izhstal, 9.7% used as auxiliary and the remaining 2.7% sold to third parties. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2008	2007	2006
	(In thousands of tonnes)

Limestone production	1,692	1,832	2,014

The decrease of limestone production volumes during from 2006 through 2008 period relates to the improvement in quality of limestone fractions produced and a corresponding decrease in our requirements for 40-80 millimeter and 20-40 millimeter limestone fractions. Producing extra tonnage is not economically justifiable, as it results in increased unutilized inventory. In 2008 the limestone quarry worked on more deep reprocessing of 0-20 millimeter limestone fractions extracted in prior periods and converting them to the 0-5 millimeter fraction, which is needed for our iron smelting plants. Correspondingly, processed limestone production (including reprocessing of already-mined inventory) increased, but extraction of limestone was performed based on our internal needs.

Mineral reserves (coal, iron ore and limestone)

Our mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2008. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

Proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement is made to that effect. For our Russian properties our proven and probable reserves are presented as combined in this document because, though our deposits have been drilled to a high degree of assurance, due to the methodology used in Russia to estimate reserves the degree of assurance between the two categories cannot be readily defined. We report information on our mineralized material on an annual basis to the Russian State Committee on Reserves (“GKZ”) according to the approved Russian classifications of A, B and C1. In general, provided that Industry Guide 7’s economic criteria are met, A+B is equivalent to “proven” and C1 is equivalent to “probable.” However, when preparing year-by-year production schedules, due to our practice of preparing our Russian mineralization reports manually and the lack of computerized data and modeling, we do not break out future production by these categories when scheduling and we are not required to do so by the GKZ. These categories are defined for the mine plan as a whole. As these annual production schedules are the basis for estimating our reserves under Industry Guide 7, we are not able to segregate our Industry Guide 7 reserves into proven and probable categories. Although we are in the process of digitizing our data and implementing the use of computerized models and hope to be able to prepare production schedules by category in the future (and hence segregate our Industry Guide 7 reserves by proven and probable categories), currently it would not be commercially feasible for us to do so.

Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Additionally, to meet the legally viable requirement of the SEC, only material that is scheduled to be mined during the license period of existing subsoil licenses based on planned production was included in reserves.

Our subsoil licenses expire on dates falling in 2009 through 2033. Our most significant licenses expire between 2012 and 2024. These subsoil licenses, however, may be terminated prior to, or may not be extended at, the time of their expiration. However, we believe that they may be extended at our initiative without substantial cost. We intend to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry. Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation and Other Countries Where We Operate — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business and results of operations” and “— Regulatory Matters — Russian Regulation — Subsoil licensing.”

In addition to our mineral reserves, we have mineral deposits. Our mineral deposits are similar to our mineral reserves in all respects, except that the deposit is either (1) contained within the license boundary but is scheduled to be extracted beyond the license period or (2) is adjacent to but not contained within the license boundary. In both such cases, we intend to obtain the legal right to extract such deposit in the future. Mineral deposits may not ever be converted into mineral reserves if licenses are not renewed and/or extraction of such mineral deposits does not become economically viable in the future. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits” and “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation and Other Countries Where We Operate — Legal risks and uncertainties — Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.”

The table below summarizes our reserves (including the reserves associated with our ferroalloys segment) as of December 31, 2008.

	Coal(1)
Summary	Coking		Steam		Iron Ore	Nickel Ore(2)	Chrome Ore(2)	Limestone
	(Quantities in millions of tonnes)

Reserves	208.1		271.2		40.7	9.6	18.7	16.4
Grade (%)	43.4	%(3)	56.6	%(3)	32.6%	1.0%	42.2%	55.2%
Deposits	290.6		460.0		109.4	69.7	—	10.1
Grade (%)	38.7	%(3)	61.3	%(3)	30.1%	0.9%	—	55.2%

(1)	Does not include the BCG companies’ 91.9 million tonnes of proven reserves and 74.1 million tonnes of probable reserves estimated as of October 24, 2008.

(2)	See “— Ferroalloys Business — Mineral reserves (ferroalloys)” for detail on the mineral reserves and deposits of our ferroalloys segment.

(3)	Shows percentage of the type of coal.

All of the Southern Kuzbass Coal Company mines are located in the southeast portion of the Kuznetsky Basin in Kemerovo region, Russia. Southern Kuzbass Coal Company operations are located around the city of Mezdurechensk with the exception of Erunakovsk, which is located northeast of Novokuznetsk. Each of the Southern Kuzbass Coal Company mines, with the exception of Erunakovsk, have railway spurs connected to the Russian rail system, which is controlled by Russian Railways.

Coal

As of December 31, 2008, we had coal reserves (proven and probable) totaling 479.3 million tonnes, of which approximately 43.4% was coking coal. The table below summarizes coal reserves by mine.

			Heating
Coal Reserves(1)(2)	Coking Coal(3)	Steam Coal(3)	Value(4)(5)	% Sulfur(5)
	(Quantities in millions of tonnes)(6)(7)(8)

Krasnogorsk Open Pit	—	101.7	5,700	0.40%
Tomusinsk Open Pit	10.3	1.0	8,350	0.30%
Olzherassk Open Pit	3.2	31.7	8,171	0.25%
Olzherassk Underground	—	16.2	7,900	0.30%
Sibirginsk Open Pit	17.5	11.3	8,449	0.30%
Sibirginsk Underground	41.1	—	8,531	0.25%
Lenin Underground	12.2	—	8,467	0.29%
Nerungrinsk Open Pit	62.7	5.6	7,331	0.30%
Elga(9)	61.1	103.7	n/a	n/a

Total	208.1	271.2

% of Total	43.4%	56.6%

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	Does not include the BCG companies’ 91.9 million tonnes of proven reserves and 74.1 million tonnes of probable reserves estimated as of October 24, 2008.

(3)	We own 93.5% of Southern Kuzbass Coal Company mines, 74.4% of Tomusinsk Open Pit Mine, 100% of Yakutugol mine and 71.2% of Elga mine. Reserves and deposits are presented for the mines on an assumed 100% ownership basis.

(4)	Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(5)	The figures represent the average for the relevant licensed period.

(6)	Volumes are reported on a wet in-place basis.

(7)	The coal recovery factors for raw coal sent to Siberian Central Processing Plant, Kuzbass Central Processing Plant, Tomusinsk Processing Mills, Krasnogorsk Processing Plant and Nerungrinsk Processing Plant are projected to be 81.5%, 81%, 67%, 60-66% and 67%, respectively.

(8)	In estimating our reserves we use average market or contract prices and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

(9)	Tonnages are for clean coal product. All other mines are reported on a run-of-mine basis.

As of December 31, 2008, we had coal deposits totaling 750.6 million tonnes, of which approximately 38.7% was coking coal. The table below summarizes coal deposits by mine.

			Heating
Coal Deposits	Coking Coal	Steam Coal	Value(1)(2)	% Sulfur(2)
	(Quantities in millions of tonnes)(3)

Krasnogorsk Open Pit	—	103.9	5,771	0.40%
Tomusinsk Open Pit	7.0	1.9	8,350	0.30%
Olzherassk Open Pit	9.9	8.7	8,265	0.25%
Sibirginsk Open Pit	20.4	18.5	8,466	0.30%
Sibirginsk Underground	6.0	—	8,531	0.25%
Lenin Underground	14.7	—	8,476	0.31%
Nerungrinsk Open Pit	86.3	5.6	7,670	0.30%
Elga(4)	146.3	282.9	n/a	n/a
Erunakovsk		38.5	8,265	0.25%

Total	290.6	460.0

% of Total	38.7%	61.3%

(1)	Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)	The figures represent the average for the relevant unlicensed period.

(3)	Volumes are reported on a wet in-place basis.

(4)	Tonnages are for clean coal product. All other mines are reported on a run-of-mine basis.

n/a Not currently available.

All of the Southern Kuzbass Coal Company mines are located in the southeast portion of the Kuznetsky Basin in Kemerovo region, Russia. Southern Kuzbass Coal Company operations are located around the city of Mezdurechensk with the exception of Erunakovsk, which is located northeast of Novokuznetsk. Each of the Southern Kuzbass Coal Company mines, with the exception of Erunakovsk, have railway spurs connected to the Russian rail system, which is controlled by Russian Railways.

Nerungrinsk Open Pit is located in the southern part of the Sakha Republic in eastern Siberia, south of the capital of Yakutsk near the town of Nerungri. Nerungrinsk Open Pit has a railway spur connected to the Russian rail system, which is controlled by Russian Railways.

The Elga project is located in the Sakha Republic and lies in the South Yakutsk Basin of the Toko Coal-Bearing Region. This region was first discovered and explored in 1952 with the first geological surveys being conducted in

1954 through 1956 followed by prospecting surveys in 1961 through 1962. Trenching along the outcrops was conducted in 1980 through 1982 followed by exploration drilling that was completed in 1998.

Our Kangalassk Open Pit and Dzhebariki-Khaya Underground mining properties contain neither mineral reserves nor mineral deposits, as we have defined mineral deposits (see “— Mineral reserves (coal, iron ore and limestone)” above). Though these are operating mines and the geological sampling and density requirements have been met, they fail to meet the economic criteria. Our Southern Kuzbass Coal Company subsidiary also has a number of coal mining licenses with which no mineral reserves or deposits are associated.

Elga, a coalfield for which our subsidiary Yakutugol holds a subsoil license, is now an undeveloped property in a remote area of Siberia. Elga is capable of producing large quantities of export-quality coking and steam coal. The region was first discovered and explored in 1952, with the first geological surveys being conducted in 1954 through 1956, followed by prospecting surveys in 1961-1962. Exploration drilling was completed in 1998, and since then there have been several studies on Elga, including geology and resources, mine planning, railway construction and feasibility studies. We plan to mine Elga using open pit mining methods.

There are a number of significant risk factors associated with the Elga project. These risks have the potential to impact the calculation of the Elga reserves by affecting the project’s legal or economic viability. Key risks that have been identified include the following:

•	According to the terms of the subsoil license for the Elga coal deposit, we must construct a rail branch line from the Baikal-Amur Mainline to the coal deposits, approximately 315 kilometers in length, and this branch line must be operational by September 30, 2010. Previous detailed studies have estimated that it will take three to four years to construct such a branch line. The current construction schedule is very aggressive and may not be achievable. If this schedule is not met, the potential exists that our subsoil license for Elga will be suspended or terminated. Though to-date the pace of construction has mostly corresponded to the schedule agreed with the general contractor, there are no assurances that the construction schedule will be met. The deviations from schedule that have occurred to-date have been caused by the need to realize technical and engineering solutions on-site in order to achieve less expensive project completion and optimize construction costs.

•	The viability of the Elga project is dependent upon the construction of the rail branch line referred to above. Construction of the branch line has begun but a detailed engineering study needs to be conducted to determine construction volumes for earthworks and the total construction costs.

•	A detailed feasibility study was completed on the Elga project in 2005. A new engineering study needs to be completed on the project to determine project capital and operating costs due to the significant cost inflation that has occurred in the mining industry since 2005. Increases in capital and operating costs have the potential to make the Elga project uneconomical because of the project’s sensitivity to these costs.

•	The Elga project is very sensitive to market prices for coal because of the high initial capital costs and expected high ongoing operating costs. Coal prices will need to be near or above historically high price levels for several years in order for this project to have a positive net present value at a 12% discount rate, which was used for the reserves calculation.

Iron ore

As of December 31, 2008, we had iron ore reserves (proven and probable) totaling 40.7 million tonnes at an average iron grade of 32.6%. The table below summarizes iron ore reserves by mine.

		Grade
Iron Ore Reserves(1)(2)	Tonnes(3)(4)	(% Fe)(5)
	(In millions of tonnes)

Korshunovsk	4.0	26.2%
Rudnogorsk	33.1	34.2%
Tatianinsk	3.6	25.0%

Total	40.7	32.6%

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	In estimating our reserves we use average market or contract prices and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

(3)	Volumes are reported on a wet basis.

(4)	We own 85.6% of Korshunov Mining Plant mines. Reserves are presented for the mines on an assumed 100% ownership basis.

(5)	Metallurgical recovery is projected to be 70.2%.

As of December 31, 2008, we had iron ore deposits totaling 109.4 million tonnes at an average iron grade of 30.1%. The table below summarizes iron ore deposits by mine.

		Grade
Iron Ore Deposits(1)	Tonnes(2)	(% Fe)(3)
	(In millions of tonnes)

Korshunovsk	47.4	26.2%
Rudnogorsk	62.0	34.2%

Total	109.4	30.1%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.

(2)	Volumes are reported on a wet basis.

(3)	Metallurgical recovery is projected to be 70.2%.

All of the iron ore mines and licenses are located in the Irkutsk region. The Korshunovsk and Tatianinsk operations are located near the town of Zheleznogorsk-Ilimsky. The Rudnogorsk Mine is located approximately 85 kilometers to the northwest of Zheleznogorsk-Ilimsky. There is an airport in Bratsk, which has regular flights to Moscow. Transportation to Zheleznogorsk-Ilimsky and the surrounding mines from Bratsk is available by railway and highway.

Limestone

As of December 31, 2008, we had limestone reserves (proven and probable) totaling 16.4 million tonnes at 55.2% calcium oxide.

		Grade
Limestone Reserves(1)(2)	Tonnes	(% CaO)
	(In millions of tonnes)

Pugachev	16.4	55.2%

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	We own 90.4% of Beloretsk Metallurgical Plant mines. Reserves are presented for the mines on an assumed 100% ownership basis.

As of December 31, 2008, we had limestone deposits totaling 10.1 million tonnes at 55.2% calcium oxide.

		Grade
Limestone Deposits(1)	Tonnes	(% CaO)
	(In millions of tonnes)

Pugachev	10.1	55.2%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.

The Pugachev mine is located approximately nine kilometers southwest of the city of Beloretsk and three kilometers southwest of the village of Lomovka in the White River watershed. The Pugachev mine has a railway spur connected to the Russian rail system, which is controlled by Russian Railways.

Steel Business

Our steel business comprises production and sale of semi-finished steel products, carbon steel long products and specialty steel long products, carbon and stainless flat products, and value-added downstream metal products including hardware, stampings and forgings. Within these product groups, we are further able to tailor steel grades to meet specific end-user requirements. Our steel business is supported by our mining business, which includes coal (steam and coking coal), iron ore and limestone, and our ferralloys business, which includes nickel, ferrochrome and ferrosilicon.

Our steel business has production facilities in Russia, Lithuania and Romania. Our acquisition of Ductil Steel in early 2008 represents further expansion of our production and marketing capacity into the E.U. The acquisition of Ductil Steel is allowing us to optimize our existing production chain and maximize the efficiency of our intra-group sales structure, while at the same time reducing costs — including import duties and logistics expenses associated with bringing billets to our Romanian plants from our Russian steel mills — in our growing Romanian steel business.

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace, or BOF, and production in an electric arc furnace, or EAF.

In blast furnace steel manufacturing, the principal raw materials used to produce pig iron are iron ore products, and the metal is chemically smelted from the ore. Mined iron ore is crushed, concentrated and mixed with limestone and a small amount of coke. The mixture is sintered, crushed and then constantly fed, in alternating layers with more coke, into a blast furnace. At the same time natural gas and oxygen are injected into the furnace to reduce the iron, melt the mixture and obtain pig iron, an intermediate product with an iron content of 94-97%, a carbon content of 2-4% and 1-2% non-ferrous elements. Liquid pig iron is processed further in a BOF to produce molten steel with less than 2% carbon content. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, and titanium ferroalloys and other components to give it special properties. Approximately 60% of the world’s steel output is made in a BOF, most typically in large-scale plants that must produce 3-4 million tonnes per year to be economically efficient.

In EAF steel manufacturing, steel is generally produced from remelted scrap. Heat to melt the scrap is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap. This process is suitable for producing almost all steel alloys, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 35% of world steel output is made in EAFs.

Steel products are broadly subdivided into two categories — flat and long products. Flat products are hot-rolled or cold-rolled coils and/or coated sheets that are used primarily in manufacturing industries, such as the white goods and automotive industries. Long products are used for construction-type applications (beams, rebar) and the engineering industry. To create flat and long products, molten raw steel is cast in continuous-casting machines or casting forms (molds). The molten steel is processed and hardened into semi-finished products in the form of blooms, slabs or ingots. Ingots and blooms have a square cross-section and are used for further processing into long products. Slabs have a rectangular cross-section and are used to make flat products. All products are rolled at high temperatures, a process known as hot rolling. They are drawn and flattened through rollers to give the metal the desired dimensions and strength properties. Some flat steel products go through an additional step of rolling without heating, a process known as cold rolling. After cold rolling, annealing in furnaces with gradual cooling that softens and stress-relieves the metal is periodically required. Oil may be applied to the surfaces for protection from rust.

The properties of steel (strength, solidity, plasticity, magnetization, corrosion-resistance) may be modified to render it suitable for its intended future use by the addition by smelting of small amounts of other metals into the structure of the steel, varying the steel’s chemical composition. For example, the carbon content of steel can be varied in order to change its plasticity, or chrome and nickel can be added to produce stainless steel. Resistance to corrosion can be achieved through application of special coatings (including polymeric coatings), galvanization, copper coating or tinning, painting and other treatments.

Description of key products

Coke.  Coke is used in the blast furnace as a main source of heat, a reducing agent for iron and a raising agent for charging material in the smelting process. It is a product prepared by pyrolysis (heating in the absence of oxygen) of low-ash, low-phosphorus and low-sulfur coal charging material. We offer customers coke from our Moscow Coke and Gas Plant and Mechel-Coke.

Coking products.  Coking products are hydrocarbon products obtained as a byproduct of the production of coke. We produce coke in our subsidiaries Moscow Coke and Gas Plant and Mechel-Coke. We offer our customers coal tar, naphthalene and other compounds. Worldwide, coal tar is used in diverse applications, including boiler fuel, food additives and pavement sealants. Naphthalene, a product of the distillation of coal tar, is best known as the active ingredient in mothballs. It is used by the chemical industry to produce chemical compounds used in synthetic dyes, solvents, plasticizers and other products.

Pig iron.  Pig iron is a high-carbon form of iron produced from smelting iron ore feed (sinter, pellets and other ore materials) in the blast furnace. Cold pig iron is brittle. Liquid pig iron is used as an intermediate product in the manufacturing of steel. Cold pig iron can be used as charging material for steel manufacturing in electric arc furnaces and in manufacturing of cast iron in cupolas. We sell small volumes of pig iron from our Chelyabinsk Metallurgical Plant to third parties.

Semi-finished products.  Semi-finished products typically require further milling before they are useful to end consumers. We offer semi-finished billets, blooms and slabs. Billets and blooms are precursors to long products and have a square cross section. The difference between billets and blooms is that blooms have a larger cross-section. Slabs are precursors to flat products and have a rectangular cross section. Such types of products can be produced both by continuous casting of liquid steel and by casting of liquid steel in casting forms with subsequent blooming on a continuous rolling mill. We offer our customers billets and blooms produced by Mechel Targoviste, Izhstal, Chelyabinsk Metallurgical Plant and Ductil Steel, as well as slabs produced by Chelyabinsk Metallurgical Plant.

Long steel products.  Long steel products are rolled products used in many industrial sectors, particularly in the construction and engineering industries. They include various types of products, for example, rebar, calibrated long steel products and wire rod, which could be supplied both in bars and coils with wide range of sizes. Our long products are manufactured at Chelyabinsk Metallurgical Plant, Izhstal and Beloretsk Metallurgical Plant in Russia, and Mechel Campia Turzii, Mechel Targoviste and Ductil Steel in Romania.

We offer our customers a wide selection of long steel products produced from various kinds of steel, including rebar, calibrated long steel products, steel angles, round products, surface-conditioned steel products, wire rod and others.

Flat steel products.  Flat steel products are manufactured by multiple drafting slabs in forming rolls with subsequent coiling or cutting into sheets. Plates are shipped after hot rolling or heat treatment. Coiled stock can be subject to cutting lengthwise into slit coils or crosswise into sheets. Stainless steel is used to manufacture plates and cold rolled sheets in coils and flat sheets. Hot rolled plates and carbon and alloyed coiled rolled products are manufactured at Chelyabinsk Metallurgical Plant.

Stampings and forgings.  Stampings are custom parts stamped from flat products. Forgings are specialty products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our forgings and stampings are offered on a made-to-order basis according to minimum batches depending on the products’ sizes. Our product offerings include rollers and axles used in vehicle manufacturing; bearings, gears and wheels; bars and others. Our stampings and forgings are produced at Urals Stampings Plant, including its Chelyabinsk branch. Izhstal and Mechel Targoviste also produce stampings and forgings.

Hardware.  Hardware are products resulting from re-processing of wire rod and which are ready for use in manufacturing and consumer applications. Our hardware is produced at Izhstal, Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant in Russia, Mechel Campia Turzii in Romania and Mechel Nemunas Co. Ltd. (“Mechel Nemunas”) in Lithuania. Our wide-ranging hardware product line includes spring wire; barbed wire; electrodes; wire for ball bearing manufacturing; precision alloy wire; rebar wire; metal cord; zinc-coated wire; copper-coated wire; various types of nails; cables specially engineered for the shipping, aerospace, oil and gas and construction industries; aerials for electric trams and buses; cables for passenger and freight elevators; general-purpose iron and steel straps and clips; woven wire cloth; and others.

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2008	2007	2006
	(In thousands of tonnes)

Coke	3,326	3,886	2,570
Coking Products	129	129	49
Pig Iron	3,500	3,686	3,631
Semi-Finished Steel Products, including:	1,753	1,705	1,785
Carbon and Low-Alloyed Semi-Finished Products	1,710	1,647	1,716
Long Steel Products, including:	2,772	3,040	2,529
Stainless Long Products	15	17	15
Alloyed Long Products	36	82	79
Rebar	1,535	1,637	1,358
Wire Rod	580	591	367
Low-Alloyed Engineering Steel	606	711	712
Flat Steel Products, including:	357	393	400
Stainless Flat Products	37	37	39
Carbon and Low-Alloyed Flat Products	320	356	361
Forgings, including:	72	80	75
Stainless Forgings	1	2	3
Alloyed Forgings	29	51	24
Carbon and Low-Alloyed Forgings	41	26	48
Forged Alloys	0	1	1
Stampings	86	95	101
Hardware, including:	719	689	611
Wire	556	536	466
Ropes	52	57	55

With the exception of our non-Russian subsidiaries, we manufacture almost all of our steel products using internally sourced coke, pig iron, raw steel and semi-finished steel products.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in “—Steel Business” do not include intercompany sales.

	2008		2007		2006
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In millions of U.S. dollars, except for percentages)

Coke	377.5	7%	248.8	6%	38.7	1%
Coking Products	35.3	1%	36.0	1%	10.3	0%
Pig Iron	19.1	0%	4.1	0%	14.1	0%
Semi-Finished Products, including:	475.7	9%	555.1	13%	397.5	13%
Carbon and Low-Alloyed Semi-Finished Products(1)	425.1	8%	446.5	10%	299.3	10%
Long Steel Products, including:	2,682.4	49%	1,830.1	42%	1,436.3	47%
Stainless Long Products	53.0	1%	44.8	1%	35.2	1%
Alloyed Long Products	158.0	3%	151.9	4%	131.1	4%
Rebar	1,632.8	30%	1,017.1	24%	753.0	25%
Wire Rod	240.3	4%	190.1	4%	202.3	7%
Carbon and Low-Alloyed Engineering Steel	598.3	11%	426.3	10%	314.7	10%
Flat Steel Products, including:	475.6	9%	421.8	10%	304.2	10%
Stainless Flat Products	184.6	3%	193.5	4%	125.2	4%
Carbon and Low-Alloyed Flat Products	291.0	5%	228.3	5%	178.9	6%
Forgings, including:	180.9	3%	164.7	4%	81.2	3%
Stainless Forgings	24.5	0%	26.5	1%	9.8	0%
Alloyed Forgings	20.8	0%	20.8	0%	11.9	0%
Carbon and Low-Alloyed Forgings	107.2	2%	86.9	2%	49.1	2%
Forged Alloys	28.3	1%	30.5	1%	10.3	0%
Stampings	236.1	4%	201.4	5%	151.7	5%
Hardware, including:	891.5	16%	603.4	14%	458.0	15%
Wire	640.2	12%	414.5	10%	303.3	10%
Ropes	84.4	2%	73.2	2%	60.6	2%
Other	121.1	2%	241.4	6%	150.8	5%

Total	5,495.1	100%	4,306.9	100%	3,042.8	100%

(1)	Excludes revenues from slab sales.

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2008	2007	2006

Russia	59.0%	59.2%	58.9%
Other CIS	5.7%	5.9%	5.6%
Europe	24.7%	19.5%	26.6%
Asia	2.2%	1.0%	1.3%
Middle East	5.5%	13.1%	5.6%
United States	0.8%	0.6%	1.7%
Other	2.0%	0.6%	0.3%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2008, our steel segment sales outside of Russia were principally to Europe, CIS and the Middle East. Sales in Europe accounted for 25% of our total steel segment sales. CIS and Middle East sales in 2008 accounted for 6% of our total steel segment sales each.

In 2008, the five largest customers of our steel segment products were Severstal OAO (coke), Balli Klockner Public Limited Company (carbon and low-alloyed semi-finished products, carbon and low-alloyed flat steel, rebar and other steel products), Kosogorskiy Metallurgical Plant OAO (coke), Chelyabinsk Tube Rolling Plant OAO (carbon and low-alloyed forgings, low alloyed engineering long steel, carbon and low-alloyed flat steel and other steel products) and Benico Development S.A. (carbon and low-alloyed semi-finished products and other semi-finished products), which together accounted for 7% of our steel segment sales.

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

Based on such documentation, we are aware that certain of our products are sold to certain countries that are subject to international trade restrictions or economic embargoes that prohibit U.S. incorporated entities, U.S. citizens and residents from engaging in commercial, financial or trade transactions with such countries, including countries such as Iran and Syria (the “Sanctioned Countries”). We estimate that approximately 2.2% of our total sales in 2008 were sold in the Sanctioned Countries, mostly by independent distributors to other distributors or end-users. Such sales accounted for 6.7% of our total sales in 2007, since we regularly limit sales to the Sanctioned Countries.

In addition, we have a very limited amount of direct sales to customers in the Sanctioned Countries, amounting to approximately 0.4% of our total sales in 2008. We intend to cease these sales in the future

We are aware of governmental initiatives in the United States and elsewhere to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with the Sanctioned Countries. While we are not a U.S. person that would be subject to such regulations, we recognize that dealings with the Sanctioned Countries can have an adverse effect on our international reputation. Accordingly, we intend to work with independent distributors to include provisions in our future framework contracts that would allow us to consent to, or be consulted in advance in relation to, on-sales of our products to the Sanctioned Countries.

The following table sets forth information on our domestic and export sales of our primary steel product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 25 to our consolidated financial statements in “Item 18. Financial Statements.”

Products	2008	2007	2006
	(In millions of U.S. dollars, except for percentages)

Coke	377.5	248.8	38.7
Domestic (%)	77.6%	78.0%	95.0%
Export (%)	22.4%	22.0%	5.0%
Coking Products	35.3	36.0	10.3
Domestic (%)	52.6%	64.2%	99.0%
Export (%)	47.4%	35.8%	1.0%
Pig Iron	19.1	4.1	14.1
Domestic (%)	100.0%	93.3%	100.0%
Export (%)	0.0%	6.7%	0.0%
Semi-Finished Steel Products	477.5	555.1	397.5
Domestic (%)	18.7%	12.6%	11.0%
Export (%)	81.3%	87.4%	89.0%
Long Steel Products	2,682.4	1,830.1	1,436.3
Domestic (%)	81.8%	75.4%	76.0%
Export (%)	18.2%	24.6%	24.0%
Flat Steel Products	475.6	421.8	304.2
Domestic (%)	79.7%	79.0%	79.0%
Export (%)	20.3%	21.0%	21.0%
Forgings	180.9	164.7	81.2
Domestic (%)	53.8%	61.4%	48.0%
Export (%)	46.2%	38.6%	52.0%
Stampings	236.1	201.4	151.7
Domestic (%)	84.9%	79.5%	82.0%
Export (%)	15.1%	20.5%	18.0%
Hardware	891.5	603.4	458.0
Domestic (%)	79.4%	77.9%	76.0%
Export (%)	20.6%	22.1%	24.0%
Other	119.2	241.4	150.8
Domestic (%)	83.8%	88.3%	66.1%
Export (%)	16.2%	11.7%	33.9%

Total	5,495.1	4,306.9	3,042.8

Domestic (%)	74.6%	68.5%	67.5%
Export (%)	25.4%	31.5%	32.5%

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

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2008.

	Metal
	Works,				Railway
	Hardware	Pipe			Construction,	Power	Other
Use by Industry	Plants	Factories	Construction	Engineering	Repair	Generation	Industries(1)

Semi-Finished Steel Products	0.0%	82.5%	0.0%	1.8%	0.0%	0.0%	15.6%
Long Steel Products	2.5%	0.5%	68.1%	17.7%	0.0%	0.3%	10.9%
Flat Steel Products	0.3%	11.6%	11.7%	17.4%	0.0%	0.5%	58.4%
Forgings	5.7%	71.2%	0.0%	5.4%	0.8%	0.5%	16.3%
Stampings	3.0%	0.0%	0.0%	85.1%	0.0%	5.5%	6.3%
Hardware	12.0%	2.1%	55.4%	14.3%	4.4%	0.3%	11.6%

(1)	Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

On November 13, 2008, Mechel OAO and Russian Railways signed an agreement for supply of rails during the 2011-2030 period. The annual supply volume is fixed at a minimum volume of 400,000 tonnes of rails per year.

Marketing and distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Mechel Trading House, headquartered in Moscow, coordinates our Russian sales and had five branches that performed sales of metals products until December 2008. To segregate Mechel Trading House sales of coal and metals products, we took the decision to directly entrust our production facilities — Chelyabinsk Metallurgical Plant OAO, Izhstal OAO and Urals Stampings Plant — with responsibility for metals products sales and to subsequently transfer the employees of the Chelyabinsk, Urals, Izhevsk, Ulyanovsk and Togli atti branches of Mechel Trading House OOO to production facilities. Due to technical specifics of timelines for production and sales of metals products, the reallocation of sales functions was performed gradually, with all five branches of Mechel Trading House winding up their activities by December 2008. Currently each of our steel production facilities independently sells its metals products in to the market.

Mechel Trading AG, which in December 2008 moved its main offices from Zug to Baar, Switzerland, coordinates exports of our steel products through its branch in Schaan, Liechtenstein. In 2009, Mechel Trading AG will centralize exports of our steel products directly through its new headquarters in Baar.

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

Domestic sales

The Moscow headquarters of Mechel Trading House serves as the central domestic sales office for coal, coke chemical and iron ore products. The Moscow office provides additional customer services for, and collects feedback from, our largest and most important customers, and the information gathered is directly provided to senior management. The Moscow office, by virtue of its location, is also well suited to develop new customers by approaching large Russian manufacturers headquartered in Moscow or those companies that have centralized purchasing offices in Moscow. The Moscow office is also involved in responding to tenders or requests for proposals, which is the most common method by which Russian companies procure the supply of raw materials.

In January 2006, we established Mechel Hardware OOO (“Mechel Hardware”), which in 2006, 2007 and early 2008 sold and marketed products produced at Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant and Mechel Nemunas to Russian and other markets. In 2008, in order to optimize our product portfolio and save marketing and distribution costs, Mechel Hardware was reorganized in order to merge with Mechel Trading House. As a result of reorganization sales forwarding functions were transferred to production subsidiaries, employees of Mechel Hardware were also transferred to our respective subsidiaries.

Our Russian steel production facilities are located in large industrial areas and have long-standing relationships — some dating from the Soviet era — with local end-user customers. Mechel Trading House had five branches that handled sales of metals products until December 2008. (See “—Marketing and distribution” above for a description of Mechel Trading House’s restructuring and the closing of its branches.). Mechel-Service has over 50 offices throughout Russia to serve our customers. Our service branches help us to develop and service our long-standing customer relationships by virtue of their proximity to both production and customers and thereby allow our local sales forces to provide highly specialized and technical sales and service support to our Russian customers.

Mechel Trading House had approximately 102 employees as of December 31, 2008. Mechel-Service had approximately 802 employees as of December 31, 2008.

Export sales

Most of the export sales in our steel segment are made to independent distributors, which then sell our products to end users. Our subsidiary Mechel Trading has active sales offices in Liechtenstein, Belgium, Switzerland and Romania. In 2008, we closed our sales office in Vietnam. We are in the process of closing our Philippine and Austrian offices, which are inactive and were not used for sales in 2008.

For Mechel Trading’s steel business, we had eight agents in 2008. They covered six different countries. However, in September 2008, we terminated relationships with three of them, and thus currently we have five agents covering five countries. We have an internationally oriented sales force which facilitates communications between our production facilities and the end users of our products, taking into account local and international business customs, including language requirements. Our use of a centralized international sales organization offers comprehensive and coordinated logistical and financial services to our export customers.

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

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by relatively high concentration of production, with the six largest integrated steel producers, including us, accounting for 84% of overall domestic steel output in 2008.

Following is a brief description of Russia’s other five largest steel producers:

•	Magnitogorsk Iron & Steel Works OAO is Russia’s largest steel manufacturer by volume, accounting for 18% of the volume of Russian rolled steel production in 2008. MMK’s product mix is comprised mostly of flat products, representing 86% of its commercial steel products output (including production of slabs) in 2008. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 45% of its output in 2008. Its production facilities are located in Magnitogorsk in the southern Urals.

•	Evraz Group S.A., which includes the steel producers Nizhny Tagil Metallurgical Works OAO, ZapSib and Kuznetsky Metallurgical Works OAO, is the second Russia’s largest steel manufacturer by volume on a consolidated basis, accounting for 18% of Russia’s total rolled products output (including long products, flat products, semi-finished products) in 2008. Evraz Group focuses on the production of long products, including rebars, wire rods and profiled rolled products (such as rails, beams and channels). Evraz Group also controls iron ore producers Vanady Kachkanar GOK OAO and Vysokogorsky GOK OAO and coking coal producer Yuzhkuzbassugol Coal Company OAO, and has an equity investment in Raspadskaya OAO, which produces coking coal.

•	Severstal OAO had a 17% share by volume of Russian rolled steel production in 2008. The company specializes in flat products which constitute a significant part of its production. Severstal is the third-leading producer of flat products and controls 26% of Russia’s total flat product production output. Domestic sales accounted for 69% of Severstal’s output in 2008, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls coal producer VorkutaUgol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•	Novolipetsk Metallurgical Works OAO had a 15% share by volume of Russian rolled steel production in 2008. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 67% of its products in 2008. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoylensky GOK. The company’s steel facilities are located in Lipetsk, to the southeast of Moscow.

•	Metalloinvest Management Company OOO, which consists of Oskolsky Electric Metallurgical Works OAO (“OEMK”) and Ural Steel OAO, had a 9% share of Russian rolled steel production. OEMK produces only long products, and Ural Steel produces both long and flat products. Metalloinvest exported 65% of its rolled steel production in 2008. The company’s production facilities are located in the Central and Urals federal districts of Russia. Alisher Usmanov, one of Metalloinvest’s main owners, also controls Russia’s largest iron ore and pellets production facilities — Lebedinsky GOK OAO and Mikhailovsky GOK OAO.

Source: Company websites; Metall-Expert.

These six companies, including us, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, Evraz Group and Metalloinvest produce primarily long products. Mechel is one of the largest and most comprehensive producers of specialty steel and alloys in Russia, and accounted for 25% of total Russian specialty steel output by volume in 2008, according to Chermet and Metall-Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and specialty long steel products, according to Metall-Expert and Chermet.

In the Russian non-specialty long steel product category, our primary products and our market positions by production volume as of year-end 2008 were as follows, according to Metall-Expert:

•	Reinforcement bar (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2008, the largest domestic rebar producers were Evraz Group (28%), Mechel (22%) Nizhneserginsky MZ (19%) and Severstal (14%). At present, the Russian domestic market for rebar is protected from Ukrainian imports by an import quota. The quota has been imposed by agreement between Russia and Ukraine as the result of a review of the import tariff which was in force until July 14, 2007.

•	Wire rod — There were five major producers of wire rod in Russia in 2008: Mechel (33%), Evraz Group (20%), Severstal (20%), MMK (15%) and Nizhneserginsky MZ (12%). We produce some of the highest quality and widest ranges of wire rod (5-10 millimeters) among Russian producers.

OEMK, an electric arc furnace steel mill specializing in long carbon and specialty steel products and our nearest specialty steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metall-Expert and Chermet, we were one of the leading producers in Russia of specialty long steel products (bearing, tool, high-speed and stainless steel) in 2008, producing 17% of the total Russian output by volume, and we had significant shares of Russian 2008 production volumes of stainless long products (28%), tool steel (33%) and high-speed steel (33%). We were also Russia’s largest producer of stainless flat products, with a 67% share of domestic production by volume in 2008. According to the Prommetiz association of Russian hardware manufacturers (“Prommetiz”), we were the first largest producer of hardware in Russia in 2008 with a 31% share in domestic production by volume, followed by Severstal (30%) and MMK (18%). For products in which we specialize, however, our share was substantially higher. For example, we had a 64% share of Russia’s spring wire production and a 47% share of Russia’s high-tensile wire production by volume during 2008.

The following tables set forth additional information regarding our 2008 market shares in Russia for various categories of steel products.

All long products (excluding square billets)

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Evraz Group S.A.	6,355	30.1%
Mechel OAO	3,004	14.2%
Metalloinvest Management Company OOO	2,070	9.8%
Severstal OAO	1,804	8.5%
MMK OAO	1,585	7.5%
Other	6,306	29.9%

Total	21,124	100%

Source: Metall-Expert.

Long products — Wire rod(1)

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	885	32.5%
Evraz Group S.A.	548	19.9%
Severstal OAO	542	20.1%
MMK OAO	407	14.9%
Nizhneserginsky Metal and Hardware Plant ZAO	326	12.0%
Other	13	0.6%

Total	2,721	100%

Source: Metall-Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Evraz Group S.A.	1,619	27.7%
Mechel OAO	1,304	22.3%
Nizhneserginsky Metal and Hardware Plant ZAO	1,100	18.8%
Severstal OAO	790	13.5%
MMK OAO	462	7.9%
Other	565	9.8%

Total	5,840	100%

Source: Metall-Expert.

Flat stainless steel

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	36.8	67.2%
VMZ Red October	8.5	15.6%
Severstal OAO	6.7	12.2%
MMZ Hammer & Sickle	1.5	2.7%
Other	1.2	2.3%

Total	54.7	100%

Source: Metall-Expert.

Hardware

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	650	30.5%
Severstal-Metiz OAO	632	29.6%
MMK-Metiz OAO	376	17.7%
Evraz Group S.A.	236	11.1%
Maksi-Group OAO	143	6.7%
Other	94	4.4%

Total	2,131	100%

Source: Prommetiz, manufacturers’ data.

Hardware — Spring wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	53.4	64.4%
Severstal-Metiz OAO	24.9	30.0%
MMK-Metiz OAO	4.6	5.6%

Total	82.9	100%

Source: Manufacturers’ data.

Hardware — High-tensile wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	62.2	46.8%
Severstal-Metiz OAO	57.7	43.4%
MMK-Metiz OAO	13.1	9.8%

Total	133.0	100%

Source: Manufacturers’ data.

Raw materials

The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. We supplied 60% of our own group-wide coking coal needs in 2008, although our total coking coal production volume exceeded our group’s needs. We process coking coal concentrate into coke at Mechel-Coke, located in the Urals, and Moscow Coke and Gas Plant, which we acquired in 2006. Coke is used both in our steel-making operations at Chelyabinsk Metallurgical Plant, Izhstal and in our ferroalloys production. In 2008, we produced and internally used 2.2 million tonnes of coke in our production facilities and produced and sold another 1.1 million tonnes of coke to third parties. Our coal also fuels our power generation business: in 2008,

Southern Kuzbass Coal Company supplied to Southern Kuzbass Power Plant 790,055 tonnes of steam coal and middlings for power generation.

Our steel-making operations use iron ore in the form of pellets, sinter, concentrate and sinter ore. The ultimate form of the iron ore feed into the steel-making process, however, consists of pellets and sinter only. In 2008, our steel-making operations used 5.7 million tonnes of iron ore feed, approximately 22% in the form of pellets and 78% in the form of sinter, and we internally sourced 33% of our total iron ore feed requirements during this period. Our Korshunov Mining Plant supplied us with 2.0 million tonnes of iron ore concentrate in 2008. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. We purchase most of the remaining part of our iron ore feed, mainly in the form of pellets, from Russian domestic suppliers such as Kostomukshinsky GOK, Lebedinsky GOK and Mikhailovsky GOK under annual contracts on market terms.

In 2008, we used 3,826 tonnes of nickel in the production of stainless and other specialty steels. We sourced approximately 87% of our nickel requirements in 2008 from our nickel mining and smelting operations at Southern Urals Nickel Plant. We source other nickel grades from Norilsk Nickel, Ufaleynickel and other smaller nickel producers.

We produce 58% of steel in basic oxygen furnaces. Ferrous scrap represents approximately 46% of feedstock, and we are approximately 40% self-sufficient in this raw material, sourcing the balance from various scrap traders.

In March 2006, we acquired Metals Recycling, a Chelyabinsk-based metal scrap processing company, in line with our policy of ensuring the steel segment’s self sufficiency in raw materials Metals Recycling processes scrap steel that we melt in our steel manufacturing facilities’ electric arc furnaces and reprocess into steel products.

We internally source all of our limestone requirements from our Pugachev quarry. In 2008, we used approximately 1.2 million tonnes of limestone in the production of steel.

Steel-making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2008, our steel operations consumed approximately 3.1 billion kWh of electricity, of which 2.3 billion kWh was used at Chelyabinsk Metallurgical Plant, 563 million kWh was used at other Russian facilities and 165 million kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Mechel-Energo have power co-generation facilities, which produced 1.4 billion kWh of electricity for internal consumption in 2008, yielding 45% self-sufficiency overall for our group (including mining operations), which consumed 3.2 billion kWh of electricity in 2008. The balance was purchased from local utilities. Aside from Southern Kuzbass Power Plant and Toplofikatsia Rousse, which run on steam coal, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2008, we consumed 915.0 million cubic meters of blast furnace gas, 37.0 million cubic meters of coke gas and 2.0 billion cubic meters of natural gas.

Large amounts of water are also required in the production of steel. Water serves as a resolvent, accelerator and washing agent. Water is used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 9% of its water needs from a local river and the rest from recycled water. Vyartsilya Metal Products Plant sources 100% of its water needs from a local river. Southern Urals Nickel Plant sources 41% of its water needs through recycling, 56% from a local river. Mechel Targoviste sources 6% of its production water needs from a local river and the rest is recycled/recirculated water. To-date water consumption from local rivers has not resulted in any significant environmental issues, though we make no assurances that such issues will not arise in the future. The companies effect payments for the use of water resources and we believe their emissions and discharges are within the permissible limits.

Transportation costs are a significant component of our production costs and a factor in our price-competitiveness in export markets. Rail transportation is our principal means of transporting raw materials from our mines to processing facilities and products to domestic customers and to ports for shipment overseas. For a description of our railway freight and forwarding subsidiary, see “— Steel Business — Marketing and distribution — Distribution” above.

For a description of how seasonal factors impact our use and reserve levels of raw materials see “Item 5. Operating and Financial Review and Prospects — Trend Information.”

Steel production facilities

Most of our metallurgical plants have obtained a certificate of quality under ISO international standards. For example, the main manufacturing processes at Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Izhstal, Mechel Campia Turzii and Mechel Targoviste are ISO 9001:2000 certified through 2009. Wire-drawing workshop No. 3 of Mechel Campia Turzii is ISO 14001 certified through 2011.

Chelyabinsk Metallurgical Plant

Chelyabinsk Metallurgical Plant produces semi-finished products for further milling in Russia for our internal needs. Chelyabinsk Metallurgical Plant is an integrated coke and gas, sintering production, blast furnace, BOF/EAF steel mill and rolling production. It produces semi-finished steel products, flat and long carbon and stainless steel products. Its customer base is largely comprised of customers from the construction, engineering, hardware and ball-bearing industries. We acquired Chelyabinsk Metallurgical Plant in 2001.

The plant sources all of its coking coal needs from Southern Kuzbass Coal Company and from Yakutugol and most of its iron ore needs from our Korshunov Mining Plant and a majority of its nickel needs from our Southern Urals Nickel Plant. In 2006, coke production and specialty steel production were separated from Chelyabinsk Metallurgical Plant into separate entities which are wholly owned subsidiaries of Chelyabinsk Metallurgical Plant. In August 2007, ownership of Chelyabinsk Metallurgical Plant’s specialty steel operations was transferred to the Chelyabinsk branch of Urals Stampings Plant, though for presentation purposes Chelyabinsk Metallurgical Plant’s specialty steel operations are presented in this section.

Chelyabinsk Metallurgical Plant’s (including the Chelyabinsk branch of Urals Stampings Plant) principal steel and wire production lines include a BOF workshop equipped with three converters; three EAF workshops equipped with electric arc ovens, including two large ovens of 100 and 125 tonnes, respectively; small-capacity direct- and alternating-current furnaces, vacuum induction and plasmic furnaces; vacuum arc and electroslag remelting furnaces; five comprehensive steel treatment machines; two steel vacuum-degassed machines, an argon-oxygen refining machine; four continuous billet-casters; a blooming machine with continuous rolling mill for 200-320 millimeter and 80-180 millimeter billets; six long product mills for 8-190 millimeter diameter round bar and 75-156-millimeter square bar, 6.5-10 millimeter wire rod, rebar steel, bands and shaped beams; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeter cold-rolled stainless sheet; a forged piece hammer workshop; and a forging and pressing workshop equipped with five presses and forging machines of 1,250-2,000 tonnes. Also we have at our Chelyabinsk Metallurgical Plant, together with Mechel-Coke, eight coking batteries, seven sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
	(In thousands of tonnes, except for percentages)

Sintering	5,800	81.9%	700
Pig Iron	3,800	92.1%	—
Steel-making	5,100	92.3%	—
Rolling	4,730	86.8%	—
Forging and pressing	100	69.0%	—
Coking	3,100	71.0%	—

Chelyabinsk Metallurgical Plant produced, together with its wholly owned subsidiary Mechel-Coke, 4.7 million tonnes of raw steel, 4.1 million tonnes of rolled products and 2.2 million tonnes of coke in 2008.

In the second half of the year ended December 31, 2007, we began an upgrade of Chelyabinsk Metallurgical Plant’s arc-furnace melting shop No. 6 to increase continuous slab production capacity to 1.2 million tonnes per year. Danieli is the basic equipment provider for concasting machine and out-of-furnace processing complex. Currently, construction works are being carried out and equipment is being supplied to the site.

On June 30, 2008, our subsidiary Chelyabinsk Metallurgical Plant entered into an agreement with Danieli & C. Officine Meccaniche S.p.A., an Italian supplier of equipment and plants to the metals industry, to build and install a 1.0 million tonne-per-year rolling mill for production of steel rails, structural beams and sections. The total value of the contract is €250.0 million, including €239.4 million for rolling mill equipment, €4 million plus VAT for engineering works and €6.6 million plus VAT for other services. In accordance with the contract, Danieli is scheduled to complete the installation of the new rolling mill by December 2010.

On October 29, 2008, Chelyabinsk Metallurgical Plant signed a contract with the Chinese construction company Minmetals Engineering Co. Ltd. (“Minmetals”) for a turnkey project to rebuild a rolling mill and install a universal mill. The new universal mill is intended to produce high-quality, 100-meter rails under our supply contract with Russian Railways OAO (“Russian Railways”). The contract’s total value is approximately $355.1 million. The project completion date under the construction contract is November 3, 2010, which Minmetals has a right to extend. The contract is subject to the occurrence of certain conditions and has not yet come into force.

Izhstal

Izhstal is a specialty steel producer located in the western Urals city of Izhevsk, in the Udmurt Republic, a Russian administrative region also known as Udmurtia. Its customer base is largely comprised of companies from the aircraft, defense, automotive, agricultural, power, oil and gas and construction industries. We acquired Izhstal in 2004.

Izhstal’s principal production lines include five EAFs of 30 tonnes each; aggregate “ladle stove” and ladle vacuum machine with oxygen decarburization; three open hearth furnaces of 130-135 tonnes each; blooming machine for 100-220 millimeter square billets; three medium-sized long products rolling mills for 30-120 millimeter round bars, 30-90 millimeter square bars, bands and hexagonal bars; and one continuous small long products wire mill for 5.5-29 millimeter round, 12-28 millimeter square and 12-27 millimeter hexagonal light sections, reinforced steel and bands. It also has a hardware workshop, equipped with various drawing mills, a pickling line and a forging workshop, equipped with a number of sledgehammers and press-cutters. The following table sets forth the capacity and the capacity utilization rate for each of Izhstal’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
	(In thousands of tonnes, except for percentages)

Steel-making	700	73.1%	—
Rolling	1,000	32.2%	—
Hardware	98	38.4%	—
Forging and stamping	60	28.9%	—

Izhstal produced approximately 511.6 thousand tonnes of raw steel, 321.7 thousand tonnes of rolled products, 37.6 thousand tonnes of hardware and 17.3 thousand tonnes of stampings and forgings in 2008.

In 2008, Izhstal’s total output was reduced as part of our strategy to focus on high-quality products. Other reasons for Izhstal’s low capacity utilization rates were reduced customer orders and the inefficiency of running high-capacity industrial processes like blooming mills at a low utilization rate. To improve Izhstal’s efficiency, in the second half of 2007 we began the first stage of an upgrade at the Izhstal mill, including the installation of a new modern electric arc furnace with a total capacity of 40 tonnes and an out-of-furnace processing complex and new concasting machine, reconstruction of rolling mill No. 250 and the disposal of outdated open-hearth furnaces. Currently, construction works are being carried out and equipment is being supplied to the site. The upgrade process is expected to result in: (1) significant reductions in consumption of metal, natural gas and electric power in rolled product manufacturing, and (2) improvements in product quality to meet current international standards and expansion of product range, and (3) environmental improvement in the city.

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

Beloretsk Metallurgical Plant’s principal production lines include a steel-rolling workshop equipped with a wire mill for production of wire rod of 5.5-12 millimeters in diameter and a number of hardware workshops equipped with drawing, winding, unwinding, rewinding, polishing and rope machines and thermal treatment ovens. In 2007, we invested $3.1 million to improve product quality, increase output, reduce production costs, and increase profitability. Due in part to this investment, in February 2008 we succeeded in introducing an advanced technology to produce stabilized reinforcing wire for prestressed concrete structures used in the construction industry. In 2008, the new stranding machine was commissioned at Beloretsk Metallurgical Plant. We invested $2.5 million to improve product quality and production efficiency. We built a warehouse complex for finished products. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
	(In thousands of tonnes, except for percentages)

Rolling	560	96.6%	—
Hardware	417	97.7%	—

Beloretsk Metallurgical Plant produced a total of 614,811 tonnes of steel products made from semi-finished steel products in 2008, including 207,575 tonnes of wire rod and 407,236 tonnes of hardware.

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

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
(In thousands of tonnes, except for percentages)

Hardware	91	101%	—

Vyartsilya Metal Products Plant produced 91,953 tonnes of hardware in 2008.

Urals Stampings Plant

Urals Stampings Plant is Russia’s largest producer of stampings from specialty steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its specialty steel needs from Chelyabinsk Metallurgical Plant. We acquired Urals Stampings Plant in 2003.

Urals Stampings Plant’s principal production facilities include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

		Capacity	Planned
		Utilization	Increase
Production Areas	Capacity in 2008	Rate in 2008	(2009-2011)
(In thousands of tonnes, except for percentages)

Stampings and forgings	100	68.5%	—

Urals Stampings Plant produced 58,506 tonnes of specialty steel stampings in 2008.

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

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
	(In thousands of tonnes, except for percentages)

Steel-making	550	86.9%	—
Forging and pressing	37	7.2%	—
Rolling	780	57.5%	—
Hardware	18	3.6%	—

Mechel Targoviste produced 477,829 tonnes of raw steel and 448,744 tonnes of rolled products in 2008.

In 2008, Mechel Targoviste experienced low rolling capacity utilization rates due to efforts to reduce production costs and increase quality, as well as due to the inefficiency of running its blooming process, involving high-capacity machinery with high power requirements, at low capacity utilization levels.

Mechel Campia Turzii

Mechel Campia Turzii is a leading Romanian domestic hardware plant that produces different kinds of hardware (including various types of wire, ropes, nets, welding electrodes and nails) as well as long steel products. The plant’s customers are largely from the construction and engineering industries. We acquired Mechel Campia Turzii in 2003.

Mechel Campia Turzii’s principal production lines include several hardware workshops equipped with drawing, nail-making and zinc-plating machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Campia Turzii’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
	(In thousands of tonnes, except for percentages)

Rolling(1)	300	79.6%	—
Hardware	100	73.1%	—

(1)	Includes steel rolled for further processing in the hardware manufacturing process as well as rolling of products ready for sale.

Mechel Campia Turzii produced 162,482 tonnes of rolled products and 73,089 tonnes of hardware in 2008.

One arc-furnace melting workshop and two rolling mills were taken off-line in the course of our reorganization of the production line at Mechel Campia Turzii.

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

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
(In thousands of tonnes, except for percentages)

Hardware	70	92.5%	—

Mechel Nemunas produced 52,125 tonnes of hardware products in 2008.

Ductil Steel

In April 2008, we acquired a 100% stake in Ductil Steel S.A. (“Ductil Steel”) for a purchase price of $224.0 million. Ductil Steel is a Romanian company that owns the Ductil Steel Buzau plant, which produces carbon and low alloyed steel rolled and wire products, and the Otelu Rosu plant, which produces steel and billets for rolling. The Otelu Rosu plant’s products are supplied to the Buzau plant and to third parties both domestically within Romania and abroad for further processing. From the date of acquisition in April 2008 through December 2008, Ductil Steel produced 218,284 tonnes of raw steel, 118,303 tonnes of long products, 26,632 tonnes of wire mesh, 21,966 tonnes of wire, 4,882 tonnes of nails, and 1,225 tonnes of wire ropes, as well as 211,722 tonnes of continuous-cast billets. The results of operations of Ductil Steel are included in our consolidated financial statements from April 8, 2008, the date when we acquired control of it.

Before this acquisition, we had already owned two steel plants in Romania: Mechel Targoviste and Mechel Campia Turzii. Following our acquisition of Ductil Steel, in order to enhance the performance and efficiencies of our Romanian subsidiaries, we established Mechel East Europe Metallurgical Division, effective from October 22, 2008.

The main objective of the Mechel East Europe Metallurgical Division will be to coordinate the operations of Mechel’s steel subsidiaries in Eastern Europe, including investment, modernization, streamlining and production cost reduction efforts through the implementation of efficient logistics planning for raw material purchases and product marketing. Additionally, the Mechel East Europe Metallurgical Division will handle human resources policy and coordinate contacts with banks and other financial institutions. The division’s top priority will be the modernization of the Ductil Steel Buzau, Otelu Rosu and Mechel Campia Turzii steel plants.

Ductil Steel’s principal production facilities include a continuous billets caster, a continuous rolling mill and several hardware workshops equipped with drawing, nail-making and zinc-plating machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Ductil Steel’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
	(In thousands of tonnes, except for percentages)

Steel-making	388	71.8%	—
Rolling	300	66.2%	—
Hardware	105	74.0%	—

Ductil Steel produced 278.4 tonnes of raw steel and 198.5 tonnes of rolled products in 2008.

Trade restrictions

Trade restrictions in the form of tariffs, duties and quotas are widespread in the steel industry. However, we are less exposed than most other Russian steel producers to these trade restrictions as restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products, such as wire rods and rebar. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved exports of Russian steel. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.”

In 2008, approximately 12% of our steel segment export sale revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

European Union

Our steel sales to the E.U. in 2008 were approximately $1.3 billion, or 24% of our total steel segment revenues. The Russian government and the E.U. have an export quota system in place whereby Russian exports to the E.U. are limited to certain stipulated quantities for each product category. The quota by product category is distributed among Russian producers based on a procedure jointly developed by the Ministry of Economic Development and Trade of the Russian Federation and the Ministry of Industry and Energy of the Russian Federation. Effective May 13, 2008, these ministries have been reorganized into the Ministry of Economic Development and the Ministry of Industry and Trade, respectively, with the old Ministry of Industry and Energy’s energy functions being transferred to a new Ministry of Energy and the trade functions of the old Ministry of Economic Development and Trade being transferred to a new Ministry of Industry and Trade. The procedure provides that for each product category, a company’s export quota allocation is calculated on the basis of shipments by the company of the particular product over the previous years to the E.U. market (which is given a 70% weight), and on the company’s market share in domestic production of the particular product (which is given a 30% weight). After the quotas are calculated, the Russian Ministry of Industry and Trade confirms quota allocations and issues export licenses for these quotas. In 2008, the quota covered approximately 49% of our steel segment products exported to the E.U.

In 2008, the total E.U. quota for Russian steel was 3,183 thousand tonnes, and we received 346.1 thousand tonnes of the total quota. We have used 73% of our individual quotas both in long and flat steel products. The E.U.-Russia Steel Agreement for 2009 provides for the total Russian quota to be 3,107 thousand tonnes. Our quota is set at approximately 318.5 thousand tonnes, which includes 20.5 thousand tonnes for flat products and 298.0 thousand tonnes for long products. Our supply of wire rod to Mechel Nemunas, our hardware plant in Lithuania, and to our Romanian subsidiary Mechel Campia Turzii is also subject to the E.U. export quota system, and our quota for those supplies is 105.5 thousand tonnes for 2009. See “Item 3. Key Information — Risk

Factors — Risks Relating to Our Business and Industry — We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.”

In addition, an antidumping E.U. import duty in the amount of 50.7% was applicable to steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until October 2007. After a review procedure conducted by the E.U., in October 2007, this duty was reduced to 36.2% and imposed for a period of five years.

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

Ferroalloys Business

Mining and manufacturing processes

Nickel ore.  Both the Sakhara and Buruktal mining operations run by our Southern Urals Nickel Plant are typical of Russian open pit mines of their size. The weathered lateritic ores and overburden (the layers of soil covering the ore-bearing stratum) can be directly loaded by electric shovel and dragline into haul trucks without any drilling or blasting. The ore is stockpiled and then loaded into railcars for shipment to Southern Urals Nickel Plant. Overburden waste is hauled to dumping locations inside the mined-out pits whenever possible or placed in dumps adjacent to the pit.

Low-ferrous ferronickel.  Nickel ores from both mines are transported by rail to our nickel production plant in the city of Orsk, which lies east of the southern extremity of the Ural Mountains, close to the border with Kazakhstan. At this plant, ores are mixed in a 1:1 ratio and sintered in sintering machines. Sinter with the addition of coke, sulfur pyrite and limestone is smelted in shaft furnaces that produce matte. This matte is then divided into converter matte and waste slag in oxygen converters. Converter matte is processed into nickel monoxide and nickel monoxide is further processed into ferronickel. Ferronickel is shipped via rail from Orsk to our Chelyabinsk Metallurgical Plant and to St. Petersburg or Kaliningrad for further international delivery.

Ferrosilicon.  Ferrosilicon is produced in electric arc furnaces in a continuous ore smelting process. Silicon is reduced from quartzite with coke and coal carbon and alloyed with steel cutting iron. Ferrosilicon is discharged from the furnace periodically. After cooling, metal ingots are split and sorted into various commercial fractions.

Ferrochrome.  Carbon ferrochrome is produced in electric arc furnaces in a continuous ore smelting process. Chrome and iron are reduced from chrome ore concentrate with coke carbon, with up to 8% of the carbon being dissolved in this alloy. Carbon ferrochrome is discharged from the furnace periodically. After cooling, metal ingots are split and sorted into various commercial fractions.

Description of key products

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

Low-ferrous ferronickel.  Low-ferrous ferronickel is used in production of corrosion-resistant and heat resistant steel grades. Southern Urals Nickel Plant offers low-ferrous ferronickel to export customers, as well as to a number of companies within Russia and within our group.

Ferrochrome.  Carbon ferrochrome is used in the iron industry to alloy construction steel and heat-resistant and stainless steels. We produce carbon ferrochrome at our Tikhvin Ferroalloy Plant and we use it both internally within our group and for export, as well as for domestic sales within Russia.

Sales of ferroalloy products

The following table sets forth our revenues by primary ferroalloys segment product categories (including as a percentage of total ferroalloys segment revenues) for the periods indicated. Ferroalloys segment sales data presented in “— Ferroalloys Business” do not include intersegment sales.

	2008		2007		2006
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In millions of U.S. dollars, except for percentages)

Nickel(1)	281.3	64.8%	468.9	93.6%	258.7	99.5%
Ferrosilicon	79.3	18.2%	29.0	5.8%	0.0	0.0%
Ferrochrome	68.2	15.7%	0.0	0.0%	0.0	0.0%
Other	5.2	1.3%	3.2	0.6%	1.2	0.5%

Total	434.0	100%	501.1	100%	259.9	100%

(1)	Sales of nickel contained in ferronickel and converter matte.

The following table sets forth by percentage of sales the regions in which our ferroalloys segment products were sold for the periods indicated.

Region(1)	2008	2007	2006

Russia	23.0%	6.3%	0.5%
Other CIS	0.1%	0.0%	0.0%
Europe	74.4%	93.6%	99.5%
Asia	1.4%	0.1%	0.0%
Middle East	0.0%	0.0%	0.0%
United States	1.1%	0.0%	0.0%
Other	0.0%	0.0%	0.0%

	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2008, our ferroalloys segment sales outside of Russia were principally to Europe. Sales in Europe accounted for 74% of our total ferroalloys segment sales.

	% of Total
	Ferroalloys		% of Total
	Segment		Products
Customer	Sales	Product	Sales

Glencore International AG	43.2%	Nickel	50.0%
		Chrome	68.2%
Stratton Metals LTD	18.8%	Nickel	29.0%
Outokumpu Rossija Oy	9.4%	Nickel	14.4%
		Chrome	0.2%
Metalloinvest-steel OOO	5.5%	Ferrosilicon	30.0%
Kola Metals & Mining Company OAO	4.3%	Nickel	6.6%

In 2008, the five largest customers of our ferroalloys segment products were Glencore International AG, Stratton Metals Limited, Outokumpu Rossija Oy, Metalloinvest-steel OOO and Kola Metals & Mining Company OAO, which together accounted for 81% of our ferroalloys segment sales.

The following table sets forth information on our domestic and export sales of our primary ferroalloys categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 25 to our consolidated financial statements in “Item 18. Financial Statements.”

Products	2008	2007	2006
	(In millions of U.S. dollars, except for percentages)

Nickel(1)	281.3	468.9	258.7
Domestic (%)	6.6%	0.0%	0.0%
Export (%)	93.4%	100.0%	100.0%
Ferrosilicon	79.3	29.0	0.0
Domestic (%)	92.0%	97.3%	—
Export (%)	8.0%	2.7%	—
Ferrochrome	68.2	—	—
Domestic (%)	6.0%	—	—
Export (%)	94.0%	—	—
Other	5.2	3.3	1.2
Domestic (%)	94.3%	100.0%	100.0%
Export (%)	5.7%	0.0%	0.0%

Total	434.0	501.1	259.9

Domestic (%)	23.2%	6.3%	0.5%
Export (%)	76.8%	93.7%	99.5%

(1)	Sales of nickel contained in ferronickel and converter matte.

Marketing and distribution

Domestic sales

Nickel is supplied to the Russian domestic market, primarily within our group. Only 7% of total nickel revenues were received from domestic converter matte sales in 2008. Converter matte is an intermediate product in the regular ferronickel production chain containing nickel and cobalt. In 2008, converter matte was supplied from Southern Urals Nickel Plant to Kola MMC, one of Norilsk Nickel production facilities.

Ferrosilicon in 2008 was sold into the Russian domestic market to such consumers as Metalloinvest-Steel OOO, Evraz Group AG enterprises (Zapsib, NTMK, NKMK) and Severstal OAO, which together accounted for 82% of the total ferrosilicon sales by revenue and 15% of the total ferroalloys segment revenues.

Metalloinvest holding enterprises (OEMK and Urals Steel) were major domestic ferrochrome customers in 2008. Such sales accounted for 6% of the total ferrochrome sales and 1% of the total ferroalloys segment revenues.

Export sales

All of our nickel export sales in 2008 were delivered to three customers: Glencore International AG, Stratton Metals Ltd. and Outokumpu Rossija Oy. Those sales together accounted for 93% of our total nickel sales and 60% of our total ferroalloys segment revenues. Prices are settled on the basis of nickel prices quoted by the London Metal Exchange (LME), less a certain discount. The nickel is delivered by railway from Southern Urals Nickel Plant to either the port of St. Petersburg or to the Russian-Finnish border.

In the fourth quarter of 2008, we resumed deliveries of ferrosilicon for export after an 18 month hiatus. This hiatus was caused by high demand for ferrosilicon in the domestic market. Ferrosilicon was sold to Japan only in

2008. Deliveries to Japanese customers were effected on CFR delivery terms (including transportation by railway, handling in ports of Vanino and Nakhodka and chartering vessels to major Japanese ports).

Ferrochrome sales in 2008 were effected mainly through such trading companies as Glencore International AG and DCM DECOmetal GmbH to the European and U.S. markets. Those sales together accounted for 86% of our total ferrochrome sales and 13% of the total ferroalloys segment revenues. Ferrochrome was delivered by railway to the ports of St. Petersburg or Klaipeda.

Market share and competition

According to Metall-Expert, Mechel is the third largest Russian producer of ferrosilicon and ferrochrome by volume. In 2008, we had a 15% and 12% market share by volume of Russian ferrosilicon and ferrochrome production, respectively.

Following is a brief description of Russia’s other largest ferroalloys producers, according to Metall-Expert and the companies’ data:

•	Kuznetsk Ferroalloys OAO is the largest Russian ferrosilicon producer, with a 53% market share by production volume in 2008. It controls Yurginsk Ferroalloys Plant OAO. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 88% of its ferrosilicon production volume in 2008.

•	Chelyabinsk Electro-Metallurgical Plant OAO (ChEMK) is the largest Russian ferrochrome producer, with a 53% market share by production volume in 2008. It is also the second largest ferrosilicon producer with a 19% production share in 2008. It also produces silicomanganese and silicocalcium. ChEMK exports most of its production. In 2008, it exported 93% and 57% by volume of its ferrochrome and ferrosilicon production, respectively.

•	Serov Ferroalloys Plant OAO is the second largest Russian ferrochrome producer, with a 34% market share by production volume in 2008. It is also one of Russia’s largest ferrosilicon producers, with a 6% production share in 2008. The plant is controlled by the Kazakh industrial group ENRC, which is one of the largest chrome ore and ferrochrome producers in the world, according to CRU. Serov also produces ferrosilicochrome. Serov exported 75% of its ferrochrome production volume in 2008, and almost all of the ferrosilicon it produced in 2008 was supplied domestically.

Ferroalloys — Ferrosilicon

			Market Share
			by Production
Manufacturer	Region	Production	Volume, %
		(In thousands of tonnes,
		except for percentages)

Kuznetsk Ferroalloys OAO	Kemerov region	296.4	52.6%
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	109.4	19.4%
Bratsk Ferroalloy Plant OAO	Irkutsk region	84.3	15.0%
Serov Ferroalloys Plant OAO	Sverdlovsk region	31.5	5.6%
Novolipetsk Metallurgical Plant OAO	Lipetsk region	24.0	4.3%
Yurginsk Ferroalloys Plant OAO	Kemerov region	17.8	3.1%

Total		563.4	100%

Source: Metall-Expert.

Ferroalloys — Ferrochrome

			Market Share
			by Production
Manufacturer	Region	Production	Volume, %
		(In thousands of tonnes,
		except for percentages)

Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	242.7	53.2%
Serov Ferroalloys Plant OAO	Sverdlovsk region	155.6	34.1%
Tikhvin Ferroalloy Plant ZAO	Leningrad region	55.3	12.1%
Klyuchevsk Ferroalloys Plant OAO	Sverdlovsk region	2.2	0.6%

Total		455.8	100%

Source: Metall-Expert.

The Russian nickel market is heavily dominated by Norilsk Nickel OAO, which according to its company website produced 232,300 tonnes of nickel in 2008 at its Russian facilities and has more than a 90% share of Russian domestic nickel output by volume.

Nickel ore and nickel production

Southern Urals Nickel Plant operates two open-pit nickel ore mines, Sakhara and Buruktal, as well as a nickel production plant in Orsk. The Sakhara mine is located east of the Ural Mountains in Chelyabinsk region, about 370 kilometers north of Orsk. The Buruktal mine is located east of the southern tip of the Ural Mountains, in Orenburg region, close to the border with Kazakhstan. It is located 230 kilometers east of Orsk. We acquired Southern Urals Nickel Plant in 2001.

The table below sets forth the subsoil licenses used by our nickel mines and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Buruktal	Southern Urals Nickel Plant	December 2012	In production	11.9	1968
Sakhara	Southern Urals Nickel Plant	April 2013	In production	2.2	1994

The following table summarizes our nickel ore and nickel products production for the periods indicated:

	2008		2007		2006
		Grade		Grade		Grade
	Tonnes	(% Ni)	Tonnes	(% Ni)	Tonnes	(% Ni)
	(In thousands of tonnes)(1)

Sakhara ore production	1,025.7	1.07%	1,236.1	1.13%	1,118.3	1.10%
Buruktal ore production	1,436.4	1.05%	1,591.3	1.05%	1,240.3	1.05%
Total ore production	2,462.1	1.06%	2,827.4	1.09%	2,358.6	1.07%
Nickel production	16,158.0		17,111.0		14,436.0

(1)	Volumes are reported on a wet basis.

Chrome ore and silicate nickel ore production

Oriel Resources Ltd. holds two licenses in the Republic of Kazakhstan to mine chrome ore at the Voskhod deposit in Aktyubinsk region and silicate nickel ore at the Shevchenko deposit in Kustanay region, and owns a processing plant located near the Voskhod underground mine.

Voskhod is located in the Chrometau district of Aktyubinsk region 110 kilometers east of Aktobe and seven kilometers northeast of Chrometau. Chrome ore mining commenced at the Voskhod underground mine in December 2008.

The Shevchenko deposit of silicate nickel ore is located in Kazakhstan’s Kustanay region and we plan to produce nickel ore there using the open-pit mining method for further processing into marketable ferronickel.

The table below sets forth the subsoil licenses used by our chrome ore and silicate nickel ore properties and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Voskhod	Voskhod-Oriel	October 2029	In production	1.54	2008
Shevchenko	Kazakhstansky Nickel Mining Company	March 2017	Feasibility study	135	n/a

Quartzite production

Bratsk Ferroalloy Plant holds the license for exploration and mining of the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material for ferrosilicon production. The deposit is accessible by unpaved road and located 20 km southwest of Nizhneudinsk in Irkutsk region. After completion of additional exploration at the deposit in 2011 we plan to start mining quartzite to be supplied to our Bratsk Ferroalloy Plant.

The table below sets forth the subsoil license held in respect of our quartzite project and the expiration date thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Uvatskoye	Bratsk Ferroalloy Plant	July 2033	Exploration	18.21	n/a

Mineral reserves (ferroalloys)

Please see “— Mining Business — Mineral reserves (coal, iron ore and limestone)” for a description of our mineral reserves and mineral deposits generally and our reporting of proven and probable reserves.

Nickel ore

As of December 31, 2008, we had nickel ore reserves (proven and probable) totaling 9.6 million tonnes at an average nickel grade of 1.0%. The table below summarizes our nickel ore reserves by mine.

		Grade
Nickel Ore Reserves(1)(2)(3)	Tonnes(4)	(% Ni)(5)
	(In millions of tonnes)

Sakhara	4.0	1.2%
Buruktal	5.6	0.9%

Total	9.6	1.0%

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	We own 79.9% of Southern Urals Nickel Plant mines. Reserves are presented for the mines on an assumed 100% ownership basis.

(3)	In estimating our reserves we use average market or contract prices and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

(4)	Volumes are reported on a dry basis.

(5)	Metallurgical recovery is projected to be 73.8%.

As of December 31, 2008, we had nickel ore deposits totaling 69.7 million tonnes at an average nickel grade of 0.9%. The table below summarizes nickel ore deposits.

		Grade
Nickel Ore Deposits(1)	Tonnes(2)	(% Ni)(3)
	(In millions of tonnes)

Buruktal	69.7	0.9%

(1)	Includes adjustments for dilution and mine recovery, based on historical records.

(2)	Volumes are reported on a dry basis.

(3)	Metallurgical recovery is projected to be 73.8%.

The Buruktal mine is located approximately 230 kilometers east of the city of Orsk, in Orenburg region, northeast of the town of Svetly. The mine is situated just east of the southern tip of the Ural Mountains, the same geological region as the Sakhara mine.

The Sakhara mine is the most northern property and is 50 kilometers east of Magnitogorsk in the Chelyabinsk region and 370 kilometers north of Orsk, where Southern Urals Nickel Plant’s process smelter is located.

Both the Buruktal and Sakhara mines have railway spurs connected to the Russian rail system, which is controlled by Russian Railways.

Through our acquisition of Oriel Resources in April 2008, we acquired a 100% interest in the Voskhod chrome project (“Voskhod”) and a 90% interest in the Shevchenko nickel project (“Shevchenko”), both located in northwestern Kazakhstan. In January 2009, we acquired the remaining 10% interest in Shevchenko, giving us a current 100% interest in both Voskhod and Shevchenko.

The subsoil license relating to the silicate nickel ore deposit at Shevchenko was issued by the government of Kazakhstan in 1997 for a period of 20 years. Shevchenko is an exploration stage mineral asset without reportable reserves. Currently, relevant engineering studies are being undertaken.

Chrome ore

The subsoil license relating to the chrome deposit at Voskhod was issued by the government of Kazakhstan in 2004 for a period of 25 years. According to our internal estimates, Voskhod has total proven and probable reserves of 18.7 million tonnes at an average grade of 42.2% Cr2O3, comprising 0.9 million tonnes of proven and 17.8 million tonnes of probable reserves. Voskhod commenced producing commercial volumes of chrome ore in December 2008. Chrome ore concentrate from Voskhod is used in the Tikhvin Ferroalloy Plant (“Tikhvin”) in Russia, which is another asset acquired in 2008 as part of Oriel Resources.

The Voskhod chrome project is situated in the Chrometau district of Aktyubinsk region, northwestern Kazakhstan. The site is accessed by road seven kilometers north-northeast from the nearby town of Chrometau, which lies on the highway from the regional center of Aktobe.

Ferroalloy production facilities

Southern Urals Nickel Plant

Southern Urals Nickel Plant is located in the city of Orsk, in Orenburg region. We acquired Southern Urals Nickel Plant in 2001.

The plant includes a sinter plant equipped with five sintering machines; a melting workshop equipped with eight blast furnaces and 14 thirty-tonne converters; and a roasting workshop equipped with two electric arc furnaces with a capacity of 12 megawatts each.

The plant can produce up to 17,500 tonnes per year of low-ferrous ferronickel in pure nickel equivalent.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Southern Urals Nickel Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
(In thousands of tonnes, except for percentages)

Low-ferrous ferronickel production	16,158	92%	—

Southern Urals Nickel Plant produced 16,158 tonnes of nickel in 2008.

Bratsk Ferroalloy Plant

Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high grade ferrosilicon. Ferrosilicon is used in the steel-making industry for manufacturing carbon and stainless steel deoxidizers of most kinds of steel grades or alloying elements for production of insulating, acid-proof and heatproof steel grades, or pig iron modifier, as well as reducing agents for production of nonferrous metals and alloys. Ferrosilicon is a primary raw material for alloyed steels produced by Chelyabinsk Metallurgical Plant. We acquired Bratsk Ferroalloy Plant in 2007.

The main production facilities of the plant include four ore-thermal ovens with a capacity of 25 megavolt-amperes.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2008	Rate in 2008	(2009-2011)
(In thousands of tonnes, except for percentages)

Ferrosilicon production	91,110	100%	113

Bratsk Ferroalloy Plant produced 91,110 tonnes of ferrosilicon in 2008.

Tikhvin Ferroalloy Plant

Tikhvin Ferroalloy Plant is designed to smelt chrome ore into high carbon ferrochrome for use predominantly in the stainless steel industry. The other raw materials used in the ferrochrome smelting process are metallurgical coke as a reducing agent and a quartzite flux. The plant is situated in the small town of Tikhvin, 200 kilometers southeast of St. Petersburg, Russia. It comprises four semi-closed submerged arc AC furnaces with a full production capacity of 22.5 megavolt-amperes each (with a combined annual capacity of 140,000 tonnes of high carbon ferrochrome) and four gas cleaning plants. Tikhvin Ferroalloy Plant commenced production in April 2007 using imported ore. Since April 1, 2009, the plant has moved to ferrochrome production using only concentrate from the Voskhod chrome processing plant. Four furnaces are used in production. In the fourth quarter of 2008 and in the first quarter of 2009, the furnaces operated at low capacity (60%) because of the low profitability of ferrochrome production using imported ore and difficulties in marketing its output.

Trade restrictions

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years.

Power Business

Southern Kuzbass Power Plant

Southern Kuzbass Power Plant is located in the city of Kaltan in the Kemerovo region, which is south of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 1,500 Gcal/h as of December 31, 2008. The electricity output of the plant for the year ended December 31, 2008 was 2.1 million kWh. The heat power generated by the plant for the year ended December 31, 2008 was 737,356 Gcal. We acquired Southern Kuzbass Power Plant in 2007.

Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2008, it consumed 790,055 tonnes of steam coal from Southern Kuzbass Coal Company.

The generation facilities of Southern Kuzbass Power Plant are listed below.

		Month and Year of
		Commissioning at	Installed	Electricity
	Year of	Southern Kuzbass	Capacity	Production in
Generation Unit No.	Manufacture	Power Plant	(MW)	2008 (million kWh)

VK-50-2 LMZ	1950	April 1951	53	193,659
VK-50-2 LMZ	1950	November 1951	53	224,788
VK-50-2 LMZ	1950	August 1952	53	294,343
VK-50-2 LMZ	1952	February 1953	53	143,131
T-115-8,8 LMZ	1996	December 2003	113	390,104
T-88/106-90 LMZ	1953	July 1954	88	429,963
VK-50-2 LMZ	1954	December 1954	53	184,749
T-88/106-90 LMZ	1953	September 1956	88	265,305

Total Installed Capacity			554
Total Electricity Production				2,126,042

The plant sells electricity and capacity on the wholesale market only, as well as heat energy directly to consumers. In Russia it is common for thermal power plants to produce and sell heat energy, sometimes in the form of industrial steam and sometimes in the form of hot water, for business and residential heating and household use, which is distributed in towns and cities by a network of hot water distribution pipes. Southern Kuzbass Power Plant’s heat energy is distributed at regulated prices in the form of hot water in the city of Kaltan and in the city of Osinniki.

Kuzbass Power Sales Company

Kuzbass Power Sales Company is located in the Kemerovo region and is the largest power distributing company in Siberia. Its distributed power volume in 2008 amounted to 13.3 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

Kuzbass Power Sales Company sells electricity on the retail market. The company sells electricity to the public, to social infrastructure companies, housing and public utilities and large industrial companies. Due to its area of operation, its primary industrial customers are in the mining and processing industries. It supplies electricity to end-consumers directly and also through four regional agents.

The company is appointed as “guaranteeing supplier” in the Kemerovo region. For a discussion of guaranteeing suppliers, see “— Regulatory Matters — Russian Regulation — Regulation of electricity market — Sales of electricity — Retail electricity market.”

Toplofikatsia Rousse

Toplofikatsia Rousse is a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. We acquired 49% of Toplofikatsia Rousse in December 2007. Currently, the plant generates 290 MW, which is below its installed capacity of 400 MW. Pursuant to our capital improvements program, we are upgrading the equipment at Toplofikatsia Rousse to fully utilize its installed capacity. The plant has a total heat capacity of 35 Gcal/h and uses steam coal as fuel, most of which is supplied to it from our coal mines in Russia. The plant has approximately 700 employees.

Mechel-Energo OOO

Established in 2001, Mechel-Energo OOO is located in the city of Moscow. Mechel-Energo’s core activity is generation and sale of electricity, capacity, and heat energy in the form of hot water and steam. In addition, the priority line in its activities is supplying our production facilities with energy. The company has separate structural units in the cities of Beloretsk, Vidnoye, Izhevsk, Mezhdurechensk, Chebarkul and Chelyabinsk.

Mechel-Energo supplies heat energy (in the form of hot water and steam) at regulated prices to its consumers, including residential consumers and commercial customers, of the cities of Vidnoye, Chelyabinsk, Chebarkul, Beloretsk, Mezhdurechensk and Myski.

Mechel-Energo has cogeneration facilities and operates using, mainly, blast furnace gas and coke oven gas, which is a byproduct of steelmaking, and natural gas, which we purchase from Gazprom.

Mechel-Energo’s sales amounted to 4,162 billion kWh of electricity and 4,121 million Gcal of heat energy in 2008.

Capital Improvements Program

We plan to spend approximately $2.9 billion for our capital improvements program for the four-year period of 2009-2012. Our capital improvements program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment. The split is approximately $1.4 billion in mining, approximately $1.2 billion in steel, approximately $110.0 million in ferroalloys and approximately $36.0 million in the power segment. Our ability to realize our capital improvements program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness.

We continually review our capital improvements program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital improvements program. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Servicing and refinancing of our indebtedness may materially adversely affect our cash flow,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We could be materially adversely affected if we do not comply with our loan agreements” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital improvements program.”

In the mining segment we expect to direct approximately $1.6 billion to the development of the Elga coal deposit and construction of a rail branch line of approximately 315 kilometers in length in 2008-2011. Investments in Southern Kuzbass Coal Company will amount to $188.0 million. In the iron ore business, we will invest approximately $59.0 million in Korshunov Mining Plant. Projects aimed at the development of the Erunakovsk deposit and increasing coal production at the Olzherassk and Sibirginsk mines, as well as construction of a load-haul-dump system, have been suspended.

Steel segment projects are targeted at improving efficiency while maintaining existing output, and will be mainly focused on Chelyabinsk Metallurgical Plant and Izhstal. The main project, started in 2008, is the construction of a universal rail and structural steel mill aimed at increasing rolling capacity to 1.1 million tonnes and decreasing the proportion of lower-value semi-finished product sales by increasing the production of high quality rolled steel products and rails. Preliminary engineering works have been completed, an equipment delivery contract and construction contract have been signed and the project is planned to be completed in 2011.

The following table sets out by segment and facility the major items of our capital expenditures currently in progress or expected to be commenced in 2009-2010.

		Approximate	Year of	Estimated
	Planned Increase in Capacity	Total Planned	Project	Year of
	and/or Other Improvement	Expenditures(1)	Launch	Completion
		(In millions)

Mining Business
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	$293.2	2009	2012
Yakutugol
Construction of a rail branch to the Elga coal deposit and the development of the Elga coal deposit	Providing access to deposit and the development of the deposit	$1,644.8	2008	2011
Steel Business
Maintenance expenditures	Maintaining current output capacity	$182.5	2009	2012
Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	$700.4	2008	2011
Izhstal
Modernization of arc-furnace melting facilities; renovation of arc-furnace shop No. 23	Increase of arc-furnace steel melting capacity to 480,000 tonnes per annum and steel quality improvements; decommissioning older open-hearth furnace	$125.3	2007	2009
Reconstruction of mill No. 250	Increase in capacity to 300,000 tonnes per annum and increase of quality of rolled products	$62.6	2007	2009
Infrastructure of arc-furnace shop No. 23 and mill No. 250		$7.1	2007	2009
Ferroalloys business
Maintenance expenditures	Maintaining current output capacity	$59.1	2009	2012
Transport division
Maintenance expenditures	Maintaining current output capacity	$7.5	2009	2012
Technical modernization of Port Posiet	Increase of production capacity by 7.0 million tonnes per annum	$71.3	2004	2010
Power business
Maintenance expenditures	Maintaining current output capacity	$35.5	2009	2012

(1)	We estimate that approximately $709.0 million of the aforementioned planned expenditures for these projects have been made as of December 31, 2008. In 2008, we spent $1.2 billion in total for capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Division of Reconstruction and Development of Metallurgical Facilities at Mechel Management (12 employees), Division of Mining Production at Mechel Management (12 employees), Department of Hardware Production Development at Mechel Management

(two employees), and a Department of Production and Technical Policy at Mechel Ferroalloys Management (seven employees).

In the course of our research and development we also contract with third-party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Izhstal, Urals Stampings Plant, Mechel Targoviste and Yakutugol have specialized research divisions with a total of 465 researchers involved in the improvement of existing technologies and products.

Our research and development expenses in the years ending December 31, 2008, 2007 and 2006 were not significant.

Insurance

Most of our Russian production facilities have no comprehensive insurance coverage against the risks associated with the business in which we operate, other than insurance required under the Russian law, existing collective agreements, loan agreements or other undertakings. Our Russian facilities have various compulsory insurance policies: legal liability for pollution, compulsory motor vehicle insurance and other forms of insurance. Some of our facilities provide their workers with medical insurance and accident and health insurance in accordance with existing collective employment agreements. In addition, some of our Russian facilities have motor vehicle insurance, property insurance (real property and machinery insurance, goods), third party liability insurance and cargo.

Some of our international production facilities are not covered by comprehensive insurance typical for such operations in Western countries. However, they all have the compulsory insurance coverage required under the law of their respective jurisdictions: motor vehicle insurance, pollution legal liability insurance, employer liability and others. Furthermore, some of our international production facilities also carry insurance coverage for their property (real property and machinery insurance, goods), liability (third party liability, professional and product liability), cargo (including freight insurance), as well as medical insurance and accident and health insurance for their workers.

Regulatory Matters

Russian Regulation

We describe below certain regulatory matters that are applicable to our Russian operations.

Licensing of operations

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. The Federal Law “On Licensing of Certain Types of Activities,” dated August 8, 2001, as amended, as well as other laws and regulations, set forth the activities subject to licensing and establish procedures for issuing licenses. In particular, some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things:

•	the use of subsoil, which is described in more detail in “— Subsoil licensing” below;

•	the use of water resources;

•	the discharge of pollutants into the environment;

•	the handling of hazardous waste;

•	storage and use of explosive, flammable and/or dangerous materials;

•	operation of industrial facilities featuring fire and explosion hazard (including mining and surveying activities);

•	construction;

•	fire control and security;

•	medical operations; and

•	transportation activities.

These licenses and permits are usually issued for a period of five years and may be extended upon application by the licensee. Licenses for the use of natural resources may be issued for shorter or longer periods. Upon the expiration of a license, it may be extended upon application by the licensee, but usually subject to prior compliance with regulations.

Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. For example, individuals and public organizations may make claims or applications to the Federal Agency for Subsoil Use regarding subsoil abuse, damage to the subsoil and general environmental issues. The Federal Agency for Subsoil Use is required by law to review such claims and applications and to respond to those who file them. The agency can initiate further investigation in the course of reviewing claims and applications, and such investigations can lead to suspension of the subsoil license if the legal grounds for such suspension are identified in the course of the investigation. Additionally, citizens may make claims in court against state authorities for failing to enforce environmental requirements (for example, if a breach by the licensee of its license terms caused damage to an individual’s health, legal interests or rights), and pursuant to such a claim the court may order state authorities to suspend the subsoil license. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.

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

The primary law regulating subsoil licensing is the Federal Law “On Subsoil,” dated February 21, 1992, as amended (the “Subsoil Law”), which sets out the regime for granting licenses for the exploration and production of mineral resources. The Procedure for Subsoil Use Licensing, adopted by Resolution of the Supreme Soviet of the Russian Federation on July 15, 1992, as amended (the “Licensing Regulation”), also regulates the exploration and production of mineral resources. According to both the Subsoil Law and the Licensing Regulation, subsurface mineral resources are subject to the jurisdiction of the federal authorities.

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

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2008, we incurred minerals extraction taxes in the amount of $52.3 million, which is included in the statement of income and comprehensive income as production related overheads. See note 22 to our consolidated financial statements in “Item 18. Financial Statements.”

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

The factors that may, in practice, affect a company’s ability to obtain the approval of license amendments (including extensions) include (1) its compliance with the license terms and conditions; (2) its management’s experience and expertise relating to subsoil issues; and (3) the relationship of its management with federal and/or local governmental authorities, as well as local governments. For a description of additional factors that may affect Russian companies’ ability to extend their licenses, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits.” See also “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation and Other Countries Where We Operate — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business and results of operations” and “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation and Other Countries Where We Operate — Legal risks and uncertainties — Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.”

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

The fulfillment of a license’s conditions is a major factor in the good standing of the license. If the subsoil licensee fails to fulfill the license’s conditions, upon notice, the license may be terminated or the subsoil user’s rights may be restricted by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or production output as set forth in a license, it may apply to amend the relevant license conditions, though such amendments may be denied.

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

Under the Land Code, companies generally have one of the following rights with regard to land in the Russian Federation: (1) ownership; (2) right of perpetual use or (3) lease.

A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities which, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties.

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law “On Introduction of the Land Code,” dated October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use by January 1, 2010 either to purchase the land from, or to enter into a lease agreement relating to the land with, the relevant federal, regional or municipal authority acting as owner of the land. See “Item 3. Key Information — Risk Factors — Risks Relating to Our

Business and Industry — The potential implementation by the Russian government of a law requiring Russian companies to purchase or lease the land on which they operate may have a material adverse effect on our financial condition.”

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

Environmental legislation

We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the discharge of substances into the air and water, the formation, distribution and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law “On Environmental Protection,” dated January 10, 2002, as amended (the “Environmental Protection Law”), as well as by a number of other federal, regional and local legal acts.

At a Russian government press conference on June 3, 2008, it was announced that a new draft law aimed at improving environmental regulation is being prepared and would be submitted to the State Duma by October 1, 2008. The law is not effective by now. The Russian government intends to improve the state environmental monitoring system, to develop a better allocation of functions among state environmental agencies on the federal and regional levels, as well as to increase fines for companies’ noncompliance with environmental laws and regulations. In addition, a proposal was outlined to create a comprehensive system regulating the levels of permissible environmental impact and a differentiated system of water, air and soil quality standards, as well as to improve the technical regulation system to raise the energy efficiency of industry. No proposals or drafts have been made publicly available. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — More stringent environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations in the jurisdictions where we operate may have a significant negative effect on our operating results.”

Pay-to-pollute

The Environmental Protection Law and other Russian environmental protection legislation establish a “pay-to-pollute” regime administered by federal and local authorities. “Pay-to-pollute” (or payments for environmental pollution) is a form of mandatory reimbursement to the Russian government of damage caused to the environment.

The Russian government has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain temporary approval for exceeding these statutory limits from Rostekhnadzor, depending on the type and scale of environmental impact. As a primary condition to such approval, a plan for the reduction of the emissions or disposals to the standard legal maximum limits must be developed by the company and cleared with Rostekhnadzor. The emission reduction plan is generally required to be implemented within a specific period. If, by the end of that period, a company’s discharges of pollutants are still in excess of statutory limits, a new emission reduction plan must be submitted to Rostekhnadzor for approval.

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

Payments of above-limit fees for violation of environmental legislation do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2008, we incurred above-limit fees and penalties in the amount of about $3.9 million.

Ecological expert examination

According to the Federal Law “On Ecological Expert Examination,” dated November 23, 1995, as amended (the “Ecology Law”), ecological expert examination is a process of verifying compliance of business or operational documentation with ecological standards and technical regulations established pursuant to the Ecology Law for the purpose of preventing a negative environmental impact of such business or operations. The Ecology Law provides for the main principles for conducting ecological expert examination and for the type of documentation which is subject to such inspection.

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

Environmental enforcement authorities

Currently state environmental regulation is administered by several federal services and agencies and their regional subdivisions, in particular, the Federal Service for the Supervision of the Use of Natural Resources, Rostekhnadzor, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency for Subsoil Use, the Federal Agency for Forestry and the Federal Agency for Water Resources. Included in these agencies’ sphere of responsibility are environmental preservation and control, enforcement and observance of environmental legislation, drafting and approving regulations and filing court claims to recover environmental damages. The statute of limitations for such claims is 20 years.

The Russian federal government and the Ministry of Natural Resources and Ecology are responsible for coordinating the work of the federal services and agencies engaged in state environmental regulation.

The structure of environmental enforcement authorities described above was established in 2004. This structure was subjected to certain changes in 2008. In particular, the Ministry of Natural Resources was transformed into the Ministry of Natural Resources and Ecology and Rostekhnadzor is now under its supervision. For these reasons, the authorities are currently redistributed among federal bodies, on one hand, and among federal central and regional executive bodies, on the other hand.

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

Environmental protection programs

We have been developing and implementing environmental protection programs at all of our mining, steel, ferroalloys, power and logistics subsidiaries. Such programs include measures to enforce our adherence to the requirements and limits imposed on air and water pollution, as well as allocation of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Kyoto Protocol

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on February 16, 2005. As of November 2007, 175 states (including Russia) and regional economic integration organizations (such as the E.U.) had ratified the Kyoto Protocol. We do not currently anticipate that the implementation of the Kyoto Protocol will have a material impact on our business beyond our plants in Bulgaria and Romania. All E.U. countries, including Bulgaria and Romania, are accepting national plans for allocation of greenhouse gas emission quotas starting from 2008. Toplofikatsia Rousse, located in Bulgaria, and our three Romanian steel plants are also obtaining greenhouse gas emission quotas for 2008-2012 period. According to our production program, both surpluses within quota and quota overruns may occur. Quota overruns will result in a requirement to acquire emission reduction units under the European Union Greenhouse Gas Emission Trading Scheme.

Health and safety

Due to the nature of our business, much of our activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

The principal law regulating industrial safety is the Federal Law “On Industrial Safety of Dangerous Industrial Facilities,” dated July 21, 1997, as amended (the “Safety Law”). The Safety Law applies, in particular, to industrial facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced, where hazardous substances are stored and used (including allowed concentrations) and where certain types of mining is done.

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

Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia of December 30, 2001, effective February 1, 2002, as amended (the “Labor Code”). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programs, create systems to cope with and inform the Rostekhnadzor of accidents and maintain these systems in good working order.

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

Antimonopoly regulation

The Federal Law “On Protection of Competition,” dated July 26, 2006, as amended (the “Competition Law”), provides for a mandatory pre-approval by the Russian Federal Antimonopoly Service (the “FAS”) of the following actions:

•	an acquisition by a person (or its group) of more than 25% of the voting shares of a joint-stock company (or one-third of the interests in a limited liability company), except upon incorporation, and the subsequent increase of these stakes to more than 50% of the total number of shares and more than 75% of the voting shares (one-half and two-thirds of the interests in a limited liability company), or acquisition by a person (or its group) of ownership or rights of use with respect to the core production assets and/or intangible assets of an entity if the balance sheet value of such assets exceeds 20% of the total balance sheet value of the core production and intangible assets of such entity, or obtaining rights to determine the conditions of business activity of an entity or to exercise the powers of its executive body by a person (or its group), if, in any of the above cases, the aggregate asset value of an acquirer (or its group) together with a target (or its group) exceeds RUR 3 billion and at the same time the total asset value of the target (or its group) exceeds RUR 150 million, or the total annual revenues of such acquirer (or its group) and the target (or its group) for the preceding calendar year exceed RUR 6 billion and at the same time the total asset value of the target (or its group) exceeds RUR 150 million, or an acquirer, and/or a target, or any entity within the acquirer’s group or a target’s group are included in the Register of Entities Having a Market Share in Excess of 35% on a Particular Commodity Market (the “Monopoly Register”);

•	mergers and consolidations of entities, if their aggregate asset value (the aggregate asset value of the groups of persons to which they belong) exceeds RUR 3 billion, or total annual revenues of such entities (or groups of persons to which they belong) for the preceding calendar year exceed RUR 6 billion, or if one of these entities is included in the Monopoly Register; and

•	foundation of an business entity, if its charter capital is paid by the shares (or limited liability company interests) and/or the assets of another business entity and the newly founded business entity acquires rights in respect of such shares (or limited liability company interests) and/or assets as specified above, provided that the aggregate asset value of the founders (or group of persons to which they belong) and the business entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded business entity exceeds RUR 3 billion, or total annual revenues of the founders (or group of persons to which they belong) and the business entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded business entity for the preceding calendar year exceed RUR 6 billion, or if an business entity whose shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded business entity is included in the Monopoly Register.

The above requirements for a mandatory pre-approval by FAS will not apply if the transactions are performed by members of the same group, if the information about such a group of persons was disclosed to the antimonopoly authority and there were no changes within 30 days prior to the date of the transaction within a group of persons. In this case, FAS must be notified of the transactions subsequently in accordance with Russian anti-monopoly legislation.

The Competition Law provides for a mandatory post-transactional notification (within 45 days of the closing) to FAS in connection with actions specified above if the aggregate asset value or total annual revenues of an acquirer (or its group) and a target (or its group) for the preceding calendar year exceed RUR 200 million and at the same time: (1) the total asset value of the target (or its group) exceeds RUR 30 million; or (2) an acquirer and/or a target, or any entity within the acquirer’s group or a target’s group are included in the Monopoly Register and if the aggregate asset value or total annual revenues of the business entities being merged or consolidated for the preceding calendar year exceed RUR 200 million.

A transaction entered into in violation of the above requirements may be invalidated by a court decision pursuant to a claim brought by FAS in case if this transaction leads to the limitation of competition. The FAS may also issue binding orders to companies that have violated the applicable antimonopoly requirements and to bring court claims seeking liquidation, split-up or spin-off of business entities if a violation of antimonopoly laws was committed in the establishment of such business entities.

The Strategic Industries Law

On April 29, 2008, the Strategic Industries Law was adopted in Russia. It regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“Strategic Companies”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots with federal importance. Subsoil plots with federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of national defense and security land. The List of subsoil plots of federal importance was officially published in a printed publication determined by the Government — Rossiyskaya Gazeta — on March 5, 2009. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be strategic activity. The production and distribution of industrial explosives as well as the use of sources of radioactivity are also deemed to be activities of strategic importance for national defense and homeland security.

Investments resulting in a foreign investor or a group of entities receiving control over a Strategic Company require prior approval from state authorities. The procedure for issuing such consent will involve a special governmental commission on control of foreign investments (the “Governmental Commission”), which was established by a government resolution dated July 6, 2008 as the body responsible for granting such consents, and the FAS, which is authorized to process applications for consent from foreign investors. “Control” for these purposes means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders’ (or limited liability company interest-holders’) meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company or otherwise. Thus, generally, “control” will be deemed to exist if any foreign investor or a group of entities acquires more than 50% of the shares (or limited liability interests) of a Strategic Company, or if by virtue of a contract or ownership of securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company. However, there are special provisions for Strategic Companies involved in the exploration or production of natural resources on plots of federal importance (“Subsoil Strategic Companies”): a foreign investor or group of entities is considered to have control over a Subsoil Strategic Company when such foreign investor or group of entities holds directly or indirectly 10% or more of the voting shares of the Subsoil Strategic Company or holds the right to appoint its sole executive officer and/or 10% or more of its management board or has the unconditional right to elect 10% or more of its board of directors.

Furthermore, in case a foreign investor or group of entities which is a holder of securities of a Strategic Company, Subsoil Strategic Company or other entity which exercises control over these companies becomes a direct or indirect holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to a change in allocation of voting shares pursuant to the procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, holders of preferred shares becoming entitled to vote at a general shareholders meeting in the events provided under Russian law), such shareholders will have to apply for state approval of their control within three months after they received such control. If the Governmental Commission refuses to grant the approval the shareholders shall sell the relevant part of their respective shares or participatory interest, and if they do not comply with this requirement a Russian court can deprive such foreign investor or group of entities of its voting rights in such Strategic Company upon claim of the competent authority. In such case, its shares are not counted for the purposes of establishing quorum and voting at the general shareholders’ meeting of the Strategic Company.

If a foreign investor or group of entities obtains control over a Strategic Company in violation of the Strategic Industries Law, the relevant transaction is void, and in certain cases a Russian court can deprive such foreign investor or group of entities of its voting rights in such Strategic Company upon claim of the competent authority. In addition, resolutions of the general shareholders’ meetings or other management bodies of a Strategic Company adopted after a foreign investor or group of entities obtained control over the Strategic Company in violation of the Strategic Industries Law, as well as transactions entered into by the Strategic Company after obtaining such control, may be held invalid in court upon claim of the competent authority. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation and Other Countries Where We Operate — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments.”

Standardization

The Federal Law “On Technical Regulation,” dated December 27, 2002, as amended (the “Technical Regulation Law”), introduced new rules relating to the development, enactment, application and enforcement of obligatory technical requirements and the development of voluntary standards relating to manufacturing processes, operations, storage, transportation, selling and utilization, as well as provisions on certification, accreditation of certification agencies and test laboratories, state supervision over compliance with the requirements of technical regulations, penalties for violations of technical regulations, product withdrawals and other related issues. The Technical Regulation Law supersedes the Laws of the Russian Federation “On Certification of Goods and Services” dated June 10, 1993 and “On Standardization” dated June 10, 1993 and will be followed by the revision of existing legislation and technical rules falling within the scope of its regulation. The Technical Regulation Law provides for a seven year (from 2003 through 2009) transition period, during which Russia will carry out such revision of existing legislation and technical rules. During the development of this new system, Russia’s existing certification system will generally remain in effect. Currently, Rostekhnadzor is responsible for developing and enacting new technical rules relating to the industrial safety of mining and production operations that relate to our group’s operations.

Employment and labor

Labor matters in Russia are primarily governed by the Labor Code. In addition to this core legislation, relationships between employers and employees are regulated by federal laws, such as the Law “On Employment in the Russian Federation,” dated April 19, 1991, as amended, and the Federal Law “On Compulsory Social Insurance Against Industrial Accidents and Occupational Diseases,” dated July 24, 1998, as amended; legal acts of executive authorities; and local government acts related to labor issues.

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

Under Russian law, employment may be terminated by mutual agreement between employer and employee, at the end of the term of a fixed-term employment contract or on the grounds set out in the Labor Code as described below. An employee has the right to terminate his or her employment contract with a minimum of two weeks’ notice (or one month’s notice for a company’s chief executive officer), unless the employment contract is terminated before the notice period ends by mutual agreement between employer and employee.

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

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, employees who work in underground and open pit mines or do other work in potentially harmful conditions have the right to retire at an earlier age. The rules defining such early retirement ages are established by the Federal Law “On Labor Pensions in the Russian Federation,” dated December 17, 2001, as amended.

Salary

The minimum monthly salary in Russia, as established by federal law, was RUR 2,300 beginning September 1, 2007 and was increased to RUR 4,330 beginning January 1, 2009. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

The activities of trade unions are generally governed by the Federal Law “On Trade Unions, Their Rights and Guarantees of Their Activity,” dated January 12, 1996, as amended (the “Trade Union Law”). Other applicable legal acts include the Labor Code, which provides for more detailed regulations relating to activities of trade unions.

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

Regulation of electricity market

Industry background

The Russian utilities sector landscape has undergone dramatic change within the past several years, since the introduction of electricity industry reform under Government Resolution “On Restructuring of Electricity Industry of the Russian Federation” No. 526 dated July 11, 2001 (“Resolution No. 526”). Currently liquidated monopoly RAO Unified Energy System of Russia OAO (the “UES”), was a diversified utilities holding company, separated in accordance with the spheres of business: electricity and heat generation, transmission (high voltage trunk grid), distribution (medium- and low-voltage infrastructure) and supply (sale of electricity to customers).

The electricity generation sector is now principally comprised of six thermal wholesale generating companies (called “OGKs” based on the Russian acronym for Wholesale Generating Company), one HydroOGK, 14 territorial generating companies (“TGKs”), RAO Eastern Energy Systems OAO, various nuclear generation complexes (owned and/or operated by the Rosenergoatom Federal State Unitary Enterprise), as well as a number of independent diversified electricity producers (Irkutskenergo, Bashkirenergo, Tatenergo, Novosibirskenergo).

Sales of electricity

The Russian electricity market consists of wholesale and retail electricity and capacity markets. The wholesale market encompasses European territory of the Russian Federation and Siberia. The market provides a framework for large-scale, often interregional, energy trades. The retail electricity and capacity markets operate within specific Russian regional territories and provide a framework for mid-scale and end-consumer energy trades. These markets are regulated by the respective Regional Energy Committees (the “RECs”).

The wholesale electricity market

The wholesale market is a system of contractual relationships between all of its participants linked together by the process of production, transmission, distribution, purchase and sale and consumption of electricity within unified energy system. Unified energy system encompasses six regional unified energy systems, which are the following: North-West, Central, Urals, Mid-Volga, South and Siberia.

The wholesale market participants mainly include:

•	producers of electricity and capacity: generating companies (OGKs, TGKs, various other generators);

•	electricity supply companies (energy traders) which have purchased electricity and capacity for further resale on wholesale and retail markets; and

•	purchasers of electricity and capacity: major power consumers and generating companies which at certain points in time may elect to purchase electricity to fulfill their supply obligations instead of generating their own.

The infrastructure of the wholesale market is operated by the Non-commercial Partnership Market Council and the Trade System Administrator OAO (the “TSA”) which organize the trading and calculate supply payments; a system operator established in the form of an open joint-stock company (the “System Operator”) by the former UES; the Federal Grid Company (the “FGK”), which owns and runs the federal transmission network of the electric grids; OAO Holding MRSK, which owns and runs region transmission networks of the electric grids; and the Financial Settlement Center ZAO, which is a clearance and settlement organization for the wholesale electricity and capacity market.

According to publicly available information, the restructuring of UES was completed in June 2008.

A company that intends to participate in the sale or purchase of electricity on the wholesale market must register with the TSA as a participant of the wholesale market. For that reason the company must meet the following requirements:

•	a supplier of electricity must own facilities with a total capacity of at least 25 MW and of at least 5 MW at each group of supply spots, or have a right to sell electricity generated by such facilities;

•	a consumer of electricity must own power receiving facilities with a total capacity of at least 20 MVA and of at least 750 kVA at each group of supply spots;

•	any participant of the wholesale market must be able to collect, process and transfer to the TSA data about the electricity generated (consumed) at each supply spot, and must have entered into electricity transmission agreements and into dispatching services agreements.

The new wholesale electricity market

On August 31, 2006, the Russian government enacted new wholesale market rules as another step in fully liberalizing the former wholly regulated electricity and capacity markets. Currently electricity is traded on the basis of the following trading mechanisms:

Regulated bilateral contracts

Regulated contracts which replaced the former regulated market, are effectively take-or-pay obligations at regulated prices defined by the Federal Tariff Service (the “FTS”) for electricity and capacity volumes. The volumes of electricity to be traded by the generators under regulated contracts are set up by the FTS annually based on percentages of the volumes of electricity generated in the previous year. Under Government Resolution No. 205 dated April 7, 2007, starting from 2008 the volumes of electricity to be traded under regulated contracts are to gradually decline for the wholesale market to become fully liberalized by the year 2011. The volumes of electricity to be traded under regulated contracts in 2009 are set at 75% for the first half of 2009 (ending on June 30, 2009) and at 50% for the remainder of 2009.

A generator may provide the volumes of electricity it must sell under regulated contracts either through own generation or through the purchase of electricity on the spot market at market prices. Similarly, its customers receive electricity at regulated prices in the volumes agreed under the regulated contracts, regardless of their actual needs, and can freely trade the imbalance on the spot market at market prices (either by purchasing additional volumes, if needed, or, selling the excess electricity volumes). Each year, the supplier and consumer under a regulated contract have an option to terminate their contract upon mutual consent. If they exercise the option, the generator can sell and the customer will have to purchase the respective electricity/capacity volumes under non-regulated contracts or on other markets. For the rest of the year, neither party will have the option to revert to the terminated regulated contract; however, they can enter into a new regulated contract at the beginning of the next year.

The payments under regulated contracts go through the settlement body of the Financial Settlement Center.

Non-regulated bilateral contracts

Electricity supply volumes which are not agreed upon under regulated contracts, as well as all new generation capacity commissioned after January 1, 2007, can be traded by participants of the wholesale market under non-regulated contracts, on the “one-day-ahead” spot market or on the balancing market.

All terms of electricity supply under non-regulated contracts are subject to free negotiation between sellers and purchasers.

“One-day-ahead” spot market

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

Non-regulated bilateral sale and purchase capacity contracts

The volumes of capacity which are not agreed upon under regulated contracts as well as all new generation capacity commissioned after January 1, 2007 can be traded by participants of the wholesale market under non-regulated contracts on the capacity market.

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

The retail electricity market operates on the following main principles: (1) end consumers are free to choose between sales companies; (2) end consumers purchase at free prices set on the market, except for contracts with “guaranteeing suppliers”; and (3) “guaranteeing suppliers” cannot refuse to enter into a contract with an end consumer.

Starting from 2010, “guaranteeing suppliers” will be appointed pursuant to public tenders. Currently the sale companies which spun off from former regulated regional electricity companies are appointed as “guaranteeing suppliers.” Their areas of operation across the country are determined by regional authorities. Our Kuzbass Power Sales Company has been appointed as a guaranteeing supplier in Kemerovo region.

The new retail market rules also establish new system of pricing within the retail market. “Guaranteeing suppliers” sell electricity under prices set by the respective regional authorities subject to the minimum and maximum levels defined by the FTS. These levels are calculated under a formula based on the average weighted target (indicative) price of one unit of electric power (1 kWh) on the wholesale market (published annually by the TSA). The formula also takes account of the regulated prices for power transmission services, for services provided by the TSA and the higher prices paid by retail customers.

The new retail market rules provide for liberalization of the retail market alongside the wholesale market. All consumers, except for households and alike, have already started purchasing electricity at free prices.

Generation capacity market

Under the new wholesale market rules, capacity is traded separately from electricity. Capacity payments represent a “standby” compensation for a generator’s availability to produce electricity. Regulated capacity payments (under regulated contracts) are set individually for each generator on the basis of its fixed costs divided by planned and preliminarily dispatched capacity. To sell capacity, generators must maintain their generating facilities in proper condition in order to be always ready to produce electricity meeting the required volumes and the specifications set by the System Operator. Capacity payments depend on fulfillment of these obligations.

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

Our Southern Kuzbass Power Plant delivers heat energy (in the form of hot water) at regulated prices to residential and commercial customers in the city of Kaltan and in the city of Osinniki. Mechel-Energo delivers heat energy (in the form of hot water and steam) at regulated prices to residential and commercial customers in the cities of Vidnoe, Chelyabinsk, Chebarkul, Beloretsk, Mezhdurechensk and Myski.

U.S. Environmental, Health, Safety and Related Regulation

The BCG companies, like the rest of the coal mining industry in the United States, are subject to a variety of federal, state and local laws and regulations with respect to matters such as: the pollution, protection, investigation, reclamation and restoration of the environment, human and animal health and safety, and natural resources; the use, generation, handling, transport, treatment, storage, recycling, disposal, presence, release and threatened release of and exposure to hazardous substances or waste; noise, odor, mold, dust and nuisance; and cultural and historic resources, land use and other similar matters. We are required to incur significant costs to comply with these requirements.

Violators of the laws summarized below may generally be subject to fines, in most cases applicable on a per day, per violation basis. In some cases even seemingly minor violations may add up to significant penalties. In addition, most U.S. environmental, health and safety laws authorize citizen suits, permitting third parties to make claims for violations of law.

We endeavor to conduct our operations in compliance with all applicable regulatory requirements, but violations may occur from time to time. If we fail to comply with any present or future regulations, we could be subject to liabilities, required changes to or the suspension of operations, and fines and penalties. In addition, such regulations would restrict our ability to expand our facilities or could require us to acquire costly equipment or incur other significant expenses. Often, private suits for personal injury, property damage or diminution, or similar claims may be initiated in connection with alleged regulatory infractions.

Certain environmental laws impose liability for the costs of removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the presence of such substances. Soil and groundwater contamination may have occurred at, near or arising from some of our facilities, including instances in which contamination may have existed prior to our ownership or occupation of a site. As a result, we may incur cleanup costs in such potential removal, remediation or reclamation efforts.

From time to time new regulations are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted.

The following is a summary of various U.S. environmental, health and safety and similar regulations that we believe have a material impact on our U.S. coal business, based in West Virginia.

Surface Mining Control and Reclamation Act and corresponding West Virginia law

The federal Surface Mining Control and Reclamation Act, which is administered by the U.S. Department of Interior’s Office of Surface Mining Reclamation and Enforcement, establishes mining, environmental protection and reclamation requirements for all aspects of surface mining, as well as many aspects of underground mining. States that have adopted comprehensive mining regulatory programs may obtain federal approval and become the regulatory authority with primary control and enforcement of these standards. The West Virginia Surface Coal Mining and Reclamation Act (“SCMRA”) was enacted as an approved state program for administration of the federal Surface Mining Control and Reclamation Act.

SCMRA and the rules promulgated thereunder set forth detailed design, construction and performance standards for surface and underground mines that parallel the requirements of the federal regulations. SCMRA prohibits any person from engaging in surface mining operations without a permit from the state Department of Environmental Protection (“DEP”). Permit requirements generally track, but are not identical to, the federal regulations. The state regulations, for example, contain special procedures for ascertaining the ownership, control and compliance status of the applicant. In addition, provisions relating to bonding, prospecting and inactive status differ from the federal regulations.

Underground coal mining operations must also maintain permits for their above-ground effects. Permit requirements include submitting a subsidence control plan that describes the type of mining to be conducted and its probable surface impacts. The plan must generally include measures to minimize subsidence and related damages.

Administrative enforcement provisions include civil penalties, cessation orders and permit revocation. Appeals from DEP actions are heard by the Surface Mining Board and limited judicial review is available upon appeal to the circuit court of the county in which the mine is located. Suits by private citizens may also be brought to obtain injunctions or damages.

Prospecting activity must be preceded by a notice of intent to prospect. Where more than a specified amount of coal is to be removed, public notice and an opportunity for comments must be given before obtaining the required approval from DEP.

Under SCMRA, surface mining operations must also comply with monitoring requirements and effluent limitations set forth in the federal Clean Water Act. In addition, the state Water Pollution Control Act requires that a permit be obtained to construct, install, modify, reopen, operate or abandon any mine, quarry or preparation plant from which any discharges or pollution are expected. See below for further discussion of the Clean Water Act and other water related regulatory issues.

Like its federal counterpart, SCMRA also provides for the designation of certain areas as unsuitable for all or certain types of surface mining.

The West Virginia Abandoned Mine Lands and Reclamation Act, created pursuant to Title IV of SCMRA, establishes an abandoned mine reclamation fund for reclamation and restoration activities and preventive and remedial measures associated with past mining.

Surety bonds and mine closure costs

Federal and state laws require mining operations to obtain surety bonds or other forms of financial security to secure payment of certain long-term obligations, including mine closure and reclamation costs, federal and state workers’ compensation costs and other miscellaneous obligations. Many of these bonds are renewable on an annual basis. In recent years, surety bond premiums have increased and the market terms of surety bonds have generally become less favorable. The number of companies willing to issue surety bonds has also declined. We cannot predict with certainty our future ability to obtain, or the cost of, surety bonds that may be required for our operations.

Mine safety and health

The U.S. coal mining industry is subject to extensive and comprehensive regulation with respect to worker health and safety. In 1977 the Federal Mine Safety and Health Act consolidated all federal health and safety regulations of the mining industry (coal and non-coal) under a single statutory scheme. The Act strengthened and expanded the rights of miners, and enhanced the protection of miners from retaliation for exercising those rights. The Act also created the Mine Safety and Health Administration (“MSHA”), which administers the provisions of the Act and enforces compliance with mandatory safety and health standards. MSHA has authority over all mining and mineral processing operations in the United States, regardless of size, number of employees, commodity mined or method of extraction. The Federal Mine Safety and Health Review Commission independently reviews MSHA’s enforcement actions. West Virginia also maintains a program for mine safety and health regulation, inspection and enforcement.

In response to certain highly publicized mine incidents in recent years, legislative and regulatory bodies at the federal and state levels, including MSHA, have promulgated or proposed various new statutes, regulations and policies relating to mine safety and mine emergencies, including the federal MINER Act passed in 2006 and the recently proposed S-MINER Act. Some of the new obligations include, for example, improved technologies and safety practices, tracking and communication, emergency response plans and equipment. In addition, federal black lung benefits laws and coal industry health benefits laws, among others, may impact us. Regulatory efforts in this area are ongoing. At this time, it is not possible to predict with accuracy the full effect of new and future U.S. mine health and safety regulation on our business.

Clean Air Act (“CAA”)

The CAA and corresponding state rules regulate emissions of materials into the air and affect our U.S. coal operations both directly and indirectly. Certain “sources” of air pollution, for example, including coal mining and processing operations, must obtain and maintain operating permits, which are generally reviewed every five years and contain compliance requirements such as compliance certification, testing, monitoring, reporting and recordkeeping. Such operations are also subject to emission restrictions, including for particulate matter and fugitive dust. The CAA also indirectly affects coal mining operations by extensively regulating the emissions of coal-fueled power plants and industrial boilers. In general, there has been increased interest in recent years in legislation focused on power plant emissions. Construction of new sources of air pollution (including in some cases reconstruction and modification of existing sources) also triggers preconstruction review and approval by authorities, with typically more stringent control technology and permitting requirements.

Some of the CAA requirements that may materially directly or indirectly affect our operations are briefly described below. West Virginia has also promulgated regulations relating to acid rain, emissions limitations for specific pollutants, and permit standards for the construction, major modification or relocation of major stationary sources of air pollution. Standards governing air pollution from coal refuse disposal, coal preparation plants, coal handling operations and ambient air quality for particular pollutants, as well as procedures relating to air pollution emergencies, are also established under the state regulations.

•	Acid rain. One of the regulatory programs established under the CAA concerns the control of sulfur dioxide and nitrogen oxide (“NOx”), precursors of acid deposition. Through an emission allowance and trading program, Title IV of the CAA imposes a two-phase “cap” on total sulfur dioxide emissions from sources including electric utilities. All of the Phase I and Phase II allowances offered by the U.S. Environmental Protection Agency (the “EPA”) have been purchased each year since there is no minimum bid requirement. In general, affected power plants have also sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control equipment, and reducing electricity generation levels. The program also directs the EPA to impose NOx emissions rate limits on coal-fired electricity generating sources. At this time, we believe that these regulations have affected coal prices but we cannot predict with certainty the future effect of these CAA provisions on our business.

•	Emissions standards for particulate matter and ozone. A significant component of the CAA is the national ambient air quality standard (“NAAQS”) program, which addresses pervasive pollution that endangers public health and welfare. NAAQS have been established for a number of pollutants, including particulate matter and ozone. For each of these pollutants, NAAQS are set at certain levels and areas that do not meet one or more of the NAAQS are known as “nonattainment” areas and must comply with a number of special requirements. NAAQS are to be reviewed and revised as appropriate at least every five years. In recent years the EPA has made a number of decisions regarding the NAAQS program that have been the subject of controversy and litigation, and may have important implications for future regulation under the CAA. Regulation and enforcement of new standards for particulate matter and ozone will affect many power plants, especially in nonattainment areas, and significant emissions control expenditures may be required to meet these current and emerging standards.

•	Clean Air Interstate Rule. The Clean Air Interstate Rule (“CAIR”) is a program for approximately 28 eastern states, including West Virginia, that contribute to downwind states’ nonattainment of NAAQS. CAIR applies to sulfur dioxide and NOx. It interacts with, and in some cases supersedes, other existing programs under the CAA such as the Acid Rain program, the Regional Haze rule and the NOx SIP Call. The CAIR requires states to revise their State Implementation Plans (“SIPs”) to reduce emissions of sulfur dioxide and NOx. The CAIR has been the subject of litigation since its promulgation and it is currently unclear how the EPA will modify the CAIR in response. The existing CAIR, however, is generally expected to require many coal-fueled power plants to install additional pollution control equipment or to incur other costs, and further changes to the CAIR rules may increase these burdens. All of the foregoing could adversely affect the purchase of our coal by customers.

•	Clean Air Mercury Rule. In 2005, the Clean Air Mercury Rule (“CAMR”) became the first regulation to directly address mercury contamination. The rule would have applied to new and existing coal-fueled electric utility steam generating units nationwide and creates a cap-and-trade system. Each affected unit would be required to have a continuous emission monitoring system or an effective long-term system that can trap an uninterrupted sample of mercury, and maintain records and report periodically to demonstrate compliance with the mercury limits. The rule, however, was recently vacated during litigation, and EPA has announced plans for a new rulemaking. Separate state standards may also be passed. Regardless of whether these or other measures are implemented, rules imposing stricter limitations on mercury emissions from power plants may adversely affect the demand for coal.

•	Regional haze. The EPA has initiated a regional haze program to address visibility issues in and around national parks and wilderness areas. Among other things, the program requires state permitting authorities to consider the effects of new major facilities on federally protected lands, and may require existing facilities to undertake additional pollution control measures. These limitations could affect the future market for coal.

Climate change

A major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and generally a source of concern in connection with global warming and climate change. Regulation of greenhouse gases in the Untied States is currently subject to complicated domestic and international political, policy and economic dynamics. As climate change issues become more prevalent, the U.S. and other governments are seeking to respond to these concerns.

For example, in 2007 the United States Supreme Court confirmed that the EPA has authority to classify carbon dioxide and other greenhouse gases as pollutants and regulate them under the CAA. In April 2009, the EPA issued a proposed endangerment finding that carbon dioxide and five other greenhouse gases endanger the public health and welfare. Also in April 2009, the EPA published a proposed rule on greenhouse gas emissions reporting, which would cover a wide range of sources including electricity generation and coal mines. On the legislative side, the proposed federal Clean Energy and Security Act of 2009 was recently introduced in the U.S. Congress that would require national reductions in greenhouse gas emissions and would require utilities to generate a certain percentage of their electricity supply from renewable sources. A number of state and regional greenhouse gas initiatives are also being developed.

This increasing governmental focus on global warming could result in new environmental regulations that may negatively affect us and our customers. Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, regulatory changes under the CAA or other existing legislation, federal, state or regional adoption of greenhouse gas regulatory schemes, or any combination of the foregoing or otherwise. This could cause us to incur additional direct costs in complying with any new regulations, as well as increased indirect costs resulting from our customers incurring additional compliance costs and potentially reducing their consumption of coal. These costs may adversely impact our operations and financial condition.

Clean Water Act (“CWA”) and Safe Drinking Water Act (“SDWA”)

The CWA establishes a number of programs designed to restore and protect the quality of U.S. waters by eliminating the discharge of pollutants into surface waters. These programs include the National Pollutant Discharge Elimination System (“NPDES”) permit program, the dredge and fill permit program and municipal wastewater treatment programs. Coal extraction and related activities subject to the West Virginia SCMRA and Water Pollution Control Act are exempt from certain of these requirements.

•	The NPDES system implements CWA’s prohibition on unauthorized discharges by requiring a permit for every discharge of pollutants from a point source to navigable waters of the United States. NPDES permits give the permittee the right to discharge specified pollutants from specified outfalls, usually for a period of five years. The permit normally sets numerical limits on the discharges and imposes conditions on the permittee (including filing periodic discharge and monitoring reports); discharges that require a permit include industrial process wastewater, non-contact cooling water and collected or channeled storm water runoff. The CWA also requires many facilities to develop and maintain plans for preventing and responding to spills of hazardous substances, called Spill Prevention Control and Countermeasure (“SPCC”) Plans, and certain high-volume hazardous substance handling/storage facilities are required to prepare and maintain a more extensive plan called a Facility Response Plan.

•	EPA has delegated NPDES permitting authority to West Virginia. West Virginia water pollution law is generally broader than its federal counterparts. For example, among other things, state law regulates discharges into all waters of the state, including groundwater, and requires permits for the construction of disposal systems.

•	Coal companies are required to maintain a CWA Section 404 permit from the Army Corps of Engineers generally authorizing the disposal of dredged and fill material from coal mining activities into the waters of the United States, for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills and other mining activities. Permits issued under Section 404 are subject to court challenge, and in recent years both “nationwide” and “individual” permits have been litigated, including in West Virginia.

•	SDWA primarily targets public water systems, which generally includes any system for the provision of water to the public for human consumption through pipes or other constructed conveyances if such system has at least 15 service connections or regularly serves at least 25 individuals. This broad definition can include informal and transient water systems (e.g., businesses such as coal mining operations having their own wells or water supplies for on-site workers). West Virginia state law prohibits the installation or establishment of any system or method of drainage, water supply or sewage disposal without first obtaining a permit from the Bureau of Public Health. The Department of Health and Human Resources has promulgated rules which adopt the National Drinking Water Regulations under the SDWA. These rules, among other things, require chlorination of public water systems and set fluorination standards.

Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”)

CERCLA is designed to address comprehensively the problems associated with contaminated land, especially inactive and abandoned hazardous waste sites, listed on the “National Priorities List” (“NPL”). Many states maintain analogous programs.

•	CERCLA’s central provisions authorize the EPA to clean up these sites using money from the so-called “Superfund” (generated by tax revenues) and then to recover the cleanup costs from so-called “potentially responsible parties” (“PRPs”) who have contributed to the contamination. In addition, private parties may implement EPA-approved cleanups.

•	Under CERCLA a PRP’s liability is strict, joint, several and retroactive; in other words, liability may be imposed regardless of fault, may relate to historical activities or contamination, may require one party to bear the costs of the entire cleanup and has no requirement that the party’s activities or hazardous substances have actually caused the contamination. Categories of liable parties under CERCLA include current owners, lessees and operators, former owners, lessees and operators, waste generators or arrangers, and transporters. Accordingly, it is possible for us to become subject to investigation or cleanup obligations (or related third-party claims) in connection with onsite or offsite contamination issues, including those caused by predecessors.

•	CERCLA contains a “cost recovery” provision generally authorizing one PRP to initiate a private claim against another PRP for cleanup liabilities.

Other U.S. environmental, health and safety laws

We are or may be required to comply with a number of additional federal, state and local environmental, health, safety and similar requirements in addition to those discussed above, including, for example, the Resource Conservation and Recovery Act (“RCRA”), Toxic Substances Control Act (“TSCA”), the Emergency Planning and Community Right-to-Know Act (“EPCRA”), Occupational Safety and Health Act (“OSHA”), Endangered Species Act (“ESA”) and others.

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

In this Item, the term “domestic” describes sales by a production subsidiary within the country where its operations are located. This category is further divided between subsidiaries in Russia and subsidiaries in other countries. The term “export” describes cross-border sales by a subsidiary regardless of its location. See note 25 to our consolidated financial statements in “Item 18. Financial Statements.”

Going Concern

Russian business environment

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia. While the Russian government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for the group and its counterparties, which could affect our group’s financial position, results of operations and business prospects. These considerations similarly apply to other jurisdictions where our group operates.

Our group’s activities in all our operating segments have been adversely affected by the uncertainty and instability in international financial, currency and commodity markets resulting from the global financial crisis. The recession is affecting most economic regions, forcing us to reduce production, cut costs, manage increased risk factors and strengthen our competitiveness, including curtailing production, halting non-critical capital expenditures, accelerating new strategies for raw materials, initiating headcount reductions, suspending major investment programs, and making other liquidity enhancements.

We believe we are taking appropriate measures to support the sustainability of our business in the current circumstances. We believes our operational cash flow in 2009 will be sufficient to fund proprietary capital expenditure projects and permit us to operate the business in a profitable fashion during 2009. However, further market deterioration could negatively affect our consolidated results, financial position and cash flow in a manner not currently determinable.

Going concern

The current economic environment is challenging and we believe that the outlook for the next several years presents significant challenges in terms of sales volume and pricing as well as input costs. Specifically, the current economic conditions create uncertainty about (1) the level of demand for our products; (2) the pricing of major commodities mined or manufactured by us; (3) the exchange rate between the Russian ruble and U.S. dollar and its impact on the cost of our inventories; and (4) the availability of bank financing in the foreseeable future.

We believe we have taken measures to deal with the uncertainties in our operating environment and that our operating cash flows in 2009 will be sufficient to allow us continue to operate in the normal course of business including routine working capital and priority capital projects, assuming the successful restructuring of our debt as described below.

As of December 31, 2008, we breached a number of financial and non-financial covenants (as discussed in “— Liquidity and Capital Resources — Covenant breaches” below) and as a result, the lenders can request accelerated repayment of a substantial portion of our long-term debt. As of December 31, 2008, we had $5.149 million of loans repayable during 2009, including $1.564 million of long-term debt that was classified as short-term liabilities as of that date because of the covenant violations. We do not have the resources to enable us to repay the total of these loans if repayment were called.

Our group has commenced discussions with our bankers about additional facilities to be provided on a long-term basis. Our group is also seeking to refinance and/or restructure the terms and conditions of our existing debt to extend maturities beyond 2009 and provide greater working capital flexibility. Our group is currently in negotiations with the consortium of banks, but it is likely that the terms and agreement on the conditions of these borrowing arrangements will not be completed until the second half of 2009. Based on negotiations conducted to-date, we believe that we will successfully refinance or restructure the terms and conditions of (1) $1,000.0 million out of the $1,500.0 million “Oriel” credit facility and (2) its $1,781.0 million “Yakutugol” syndicated loan. To repay the remaining $500.0 million of the “Oriel” credit facility, we plan to use half of the credit line obtained from Gazprombank referred to below.

We have succeeded in obtaining additional financing by reaching the following credit line agreements:

•	Gazprombank — $1,000.0 million U.S. dollar-denominated credit facility repayable in quarterly installments in 2010-2012 for a partial repayment of its “Oriel” and “Yakutugol” credit facilities. As a security for these credit facilities the group pledged 35% of the shares in Yakutugol and Southern Kuzbass Coal Company;

•	VTB — 15 billion rubles ($510.1 million) credit facility expiring in November 2009 under the guarantees issued by Mechel and pledges of Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant production assets;

•	Sberbank — 3.3 billion rubles ($112.3 million) credit facility due in 2010.

We are also pursuing alternative sources of funding in the event the above mentioned negotiations do not result in adequate funding. Specifically, in February 2009, our group registered one-year ruble-denominated bonds in an aggregate principal amount of 30 billion rubles ($824.6 million) with the Moscow Interbank Currency Exchange (MICEX). Subsequently, in May 2009, the group registered another ruble-denominated bond issue of 45 billion rubles ($1,406.9 million) with the FFMS. Issuance of these bonds would be subject to market conditions at the time, and while we have not formally decided to proceed with the issuance of these bonds, if issued, these bonds would provide us with additional financing flexibility.

Furthermore, our group has been included in the Russian Government’s list of strategic businesses that are eligible for state financial support in the current economic environment. Subsequently, in January 2009 our group received an approval from the state-owned Vneshekonombank (“VEB”) for a one-year $1,500.0 million facility to refinance the “Oriel” credit facility, which to-date we have elected not to use. There is no assurance, however, as to how much further state financial support, if any, may be received by us.

We have concluded that the uncertainty about our refinancing and restructuring of our outstanding debt described above represents a material uncertainty that casts significant doubt upon our ability to continue as a going concern. However, based on our plans as noted herein, we believe that we have, or will secure, adequate capital resources and liquidity to continue in operational existence for the foreseeable future and have presented our consolidated financial statements on a going concern basis of accounting.

See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — There is substantial doubt about our ability to continue as a going concern” and “Item 3. Key Information — Risk Factors — Risks Relating to our Financial Condition and Financial Reporting — We could be maternally adversely affected if our lenders accelerate our debt due to our current and future failures to comply with our loan agreements.”

The Reorganization

Mechel OAO was incorporated on March 19, 2003, under the laws of the Russian Federation, in connection with a reorganization to serve as a holding company for various mining and steel companies owned by Mr. Zyuzin and Vladimir Iorich or parties affiliated with them. These individuals acted in concert from 1995 until December 2006 pursuant to an Ownership, Control and Voting Agreement which required them to vote the same way. The reorganization involved the contribution of these companies by these individuals to Mechel in exchange for all the outstanding capital stock of Mechel. Many of the contributed companies had shareholders other than Messrs. Zyuzin and Iorich, and these shareholders were not involved in the reorganization and continue to retain minority interests in certain of our subsidiaries.

During the period from March through December 2006, Mr. Iorich disposed of his entire interest in Mechel OAO to Mr. Zyuzin, and the Ownership, Control and Voting Agreement terminated on December 21, 2006.

Business Structure

Segments

We have organized our businesses into four segments:

•	the mining segment, comprising the production and sale of coal (coking and steam) and iron ore, which supplies raw materials to our steel business and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Black Sea and the Pacific Ocean and our railway transportation assets;

•	the steel segment, comprising the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products including hardware, forgings and stampings, as well as steel industry materials such as limestone, coke and coking products, and our river port in the Volga River watershed;

•	the ferroalloys segment, comprising the production and sale of nickel ore, low-ferrous ferronickel, ferrochrome and ferrosilicon, which supplies raw materials to our steel business and also sells substantial amounts of raw materials to third parties, the largest of which is Glencore International; and

•	the power segment, comprising power generating facilities, which supply power to our mining and steel segments and also sell a portion of the power generated to third parties, and a power distribution company.

The table below sets forth by segment our key mining, steel, ferroalloys and power subsidiaries, presented in chronological order by date of acquisition.

				Voting
Name	Location of Assets	Product/Business	Date Control Acquired	Interest(1)%

Mining Segment
Southern Kuzbass Coal Company(2)	Russia	Coking coal concentrate, steam coal, steam coal concentrate	January 1999	95.4%
Tomusinsk Open Pit Mine	Russia	Coking coal, steam coal	January 1999	74.5%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	85.6%
Port Posiet	Russia	Seaport: coal warehousing and loading	February 2004	97.1%
Transkol	Russia	Railway transportation	May 2007	100.0%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Elgaugol(3)	Russia	Coking coal, steam coal (in development)	October 2007	71.2%
Port Temryuk(4)	Russia	Seaport: coal transshipment	March 2008	100.0%
Port Vanino	Russia	Coal transshipment complex (under construction)	November 2008	100.0%
Mechel Bluestone Inc.	United States	Coking coal	May 2009	100.0%
Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and specialty long and flat steel products, forgings, coke and coking products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Hardware	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, hardware, limestone(5)	June 2002	91.4%
Mechel Targoviste	Romania	Carbon and specialty long steel products, forgings, hardware	August 2002	86.6%
Urals Stampings Plant	Russia	Stampings	April 2003	93.8%
Mechel Campia Turzii	Romania	Long steel products, hardware	June 2003	86.6%

				Voting
Name	Location of Assets	Product/Business	Date Control Acquired	Interest(1)%

Mechel Nemunas	Lithuania	Hardware	October 2003	100.0%
Izhstal	Russia	Specialty and carbon steel long products, hardware, stampings and forgings	May 2004	88.4%
Port Kambarka	Russia	River port	April 2005	90.4%
Metals Recycling	Russia	Metal scrap processing	March 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and gas works, organic chemicals	October 2006	99.5%
Ductil Steel	Romania	Carbon steel, low-alloyed steel rolled and wire products	April 2008	100.0%
HBL Holding GmbH	Germany	Steel trading and distribution, servicing, cutting and processing steel products, warehousing system	September 2008	100.0%
Ferroalloys Segment
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	84.1%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%
Oriel Resources	Russia, Kazakhstan	Chrome and nickel mining and processing	April 2008	100.0%
Tikhvin Ferroalloy Plant	Russia	Ferrochrome	April 2008	100.0%
Power Segment
Southern Kuzbass Power Plant	Russia	Electricity	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)	Except where the acquisition date occurred after December 31, 2008 (in which case the percentage is given as of the date of completion of the acquisition), the percentages provided in this table are as of December 31, 2008. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)	In 2005, we commenced the restructuring of Southern Kuzbass Coal Company, during the course of which we merged the company with certain of its subsidiaries. As a result of the merger of these subsidiaries into Southern Kuzbass Coal Company, our current ownership stake in Southern Kuzbass Coal Company is 95.4%.

(3)	With effect upon the end of the first quarter of 2008, the subsoil license to the Elga coal deposit was transferred from Elgaugol to Yakutugol.

(4)	Port Temyruk is a seaport located at the Taman shore of the Sea of Azov, an inlet of the Black Sea, and is primarily utilized for small tonnage river-sea type vessels in southern Russia. In order to organize coal transshipment we purchased the Temryuk-Sotra, Soyuztranzit and Tekhnoprodintorg companies. The assets of the acquired companies, as well as the acquired assets of a Russian Railways transshipment complex were transferred to the balance sheet of the newly created Port Temryuk company. Temryuk-Sotra, Soyuztranzit and Tekhnoprodintorg are in the process of liquidation, which is expected to be completed by the end of 2009. We plan to use Port Temryuk mainly for transshipment.

(5)	Our Pugachev limestone quarry is 100% owned by Beloretsk Metallurgical Plant and is within the steel segment.

Intersegment sales

We are an integrated mining, steel, ferroalloys and power group. As such, within our group the companies in our reporting segments supply materials to other companies in the same reporting segment or different reporting segments. In the year ended December 31, 2008, the mining segment supplied approximately 60% of the steel segment’s coking coal requirements, approximately 70% of the steel segment’s iron ore concentrate requirements, approximately 75% of the power segment’s coal requirements and 100% of the ferroalloys segment’s coal requirements. The ferroalloys segment supplied 100% of the steel segment’s requirements in ferrochrome, ferrosilicon and nickel. The steel segment also supplies wires, ropes, hardware and other metal products to the mining segment for use in its day-to-day operations, as well as 100% of coke for use in the production of nickel, ferrochrome and ferrosilicon by the ferroalloys segment. The power segment supplies approximately 57% of the group’s overall electricity requirements, with the remainder of the electricity sold to third parties. The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the years ended December 31, 2008, 2007, and 2006, mining segment sales to the steel segment amounted to $659.6 million, $575.1 million and $296.7 million, respectively. For the years ended December 31, 2008, 2007 and 2006, steel segment sales to the mining segment amounted to $7.0 million, $6.0 million and $3.3 million, respectively. For the years ended December 31, 2008, 2007 and 2006, mining segment sales to the power segment amounted to $27.7 million, $11.3 million and $0.4 million, respectively. For the years ended December 31, 2008, 2007 and 2006 steel segment sales to the power segment amounted to $174.8 million, $22.5 million and $17.2 million, respectively. For the years ended December 31, 2008, 2007 and 2006, power segment sales to the mining segment amounted to $53.1 million, $30.4 million and $24.3 million, respectively. For the years ended December 31, 2008, 2007 and 2006, power segment sales to the steel segment amounted to $257.4 million, $38.6 million and $41.1 million, respectively. For the years ended December 31, 2008, 2007 and 2006 ferroalloys segment sales to the steel segment amounted to $150.6 million, $135.5 million and $79.9 million, respectively. For the years ended December 31, 2008, 2007 and 2006 steel segment sales to the ferroalloys segment amounted to $96.8 million, $79.1 million and $20.4 million, respectively. For the years ended December 31, 2008, 2007 and 2006 mining segment sales to the ferroalloys segment amounted to $11.3 million, $12.1 million and $11.5 million, respectively. For the years ended December 31, 2008, 2007 and 2006 power segment sales to the ferroalloys segment amounted to $29.5 million, $26.2 million and $8.5 million, respectively.

Acquisitions

Our acquisitions enhance the vertical and geographical integration of our group and contribute to the growth of our business segments. We have sought to purchase strategy and under-performing assets which we believe offer significant upside potential, particularly as we make capital investments and implement improvements in working practices and operational methods. Immediately following the acquisition, there is a period of time during which we implement our strategies and do not realize their full benefits and, consequently, our margins are initially adversely affected after each acquisition.

Set out below are our key acquisitions during the periods under review in this section. For more detail see note 4 to our consolidated financial statements in “Item 18. Financial Statements.” Each of the acquisitions was accounted for using the purchase method of accounting, and the results of operations of each acquired business are included in our consolidated statements of income and comprehensive income from their respective dates of acquisition of control. In certain cases where we acquired our interest in a business over a period of time and control was not acquired until subsequent acquisitions of shares, such acquisitions were accounted for using the equity method of accounting or at cost, as appropriate, until such controlling stake was acquired. Our results of operations for the periods presented herein are thus not comparable from period to period due to these acquisitions and their accounting treatment.

Southern Kuzbass Power Plant.  Southern Kuzbass Power Plant OAO (“Southern Kuzbass Power Plant”) was separated in July 2006 from Kuzbassenergo as the result of Kuzbassenergo’s reorganization. The plant is located in the city of Kaltan in the Kemerovo region, in the southern part of Russia’s coal-rich Kuzbass region. As of December 31, 2008, the plant’s installed electric power capacity was 554 MW, and its heat power capacity was 1,500 Gcal/hour. In addition to electricity sales to the power grid, Southern Kuzbass Power Plant supplies hot water to the city of Kaltan and to the city of Osinniki. In 2008, Southern Kuzbass Power Plant consumed 709,055 tonnes of steam coal and middlings supplied by Southern Kuzbass Coal Company. In April 2007, we acquired at auction from UES, Kuzbassenergo OAO and SUEK OAO a 94.3% interest in Southern Kuzbass Power Plant for $270.8 million. We increased our stake in Southern Kuzbass Power Plant to 98.0% during the period from May to December 2007 by purchasing shares from third parties pursuant to mandatory offer. On different dates from January to March 2008 we further increased our stake in Shouthern Kuzbass Power Plant to 98.3% for consideration of $658 thousand paid in cash.

Kuzbass Power Sales Company .  Kuzbass Power Sales Company is a power distribution company in Siberia, located in the city of Kemerovo. We acquired 49% of Kuzbass Power Sales Company from UES in June 2007 at auction for a purchase price of $46.4 million, which increased our stake to 50.2%. In October and November 2007, we acquired a further 21.83% in the company from third parties for $40.9 million. During 2008, we acquired insignificant amount of shares from minority shareholders, increasing our total stake in the company to 72.1%.

Port Temryuk.  Port Temyruk is a seaport located at the Taman shore of the Sea of Azov, an inlet of the Black Sea, and primarily utilized for small tonnage river-sea type vessels in southern Russia. The port specializes mainly in coal transshipment. We purchased 100% of Port Temryuk-Sotra from third parties for $6.3 million in July 2007.

Bratsk Ferroalloy Plant.  Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high-grade ferrosilicon, according to Metall-Expert, a private Russian analytical agency focusing on the metals business (“Metall-Expert”). We acquired 100% of Bratsk Ferroalloy Plant from third parties in August 2007 for $186.9 million.

Yakutugol.  Yakutugol, located in the Sakha Republic in eastern Siberia, extracts predominantly coking coal, as well as steam coal, in open pit and underground mines. Yakutugol consists of the Nerungrinsk open pit mine and owns through subsidiaries the Kangalassk open pit mine and the Dzhebariki-Khaya underground mine. Most of Yakutugol’s high-grade coking coal output is exported to customers in Japan, South Korea and Taiwan. We acquired a blocking minority stake of 25% plus one share for $411.2 million in January 2005, and increased this stake by purchasing at auction from the government of the Sakha Republic in October 2007 the remaining 75% less one share of Yakutugol and 68.86% of the shares of Elgaugol for a total consideration of $2.3 billion. In 2008, Yakutugol produced 8.1 million tonnes of coking coal, which represented 53.2% of our total production of coking coal for all of 2008.

Elgaugol.  Elgaugol’s principal asset was its license to mine coal at the Elga coalfield, a deposit of high-grade coal that has been explored and studied in detail for the past several decades. As noted above, we acquired 68.86% of Elgaugol from a company owned by the government of the Sakha Republic in conjunction with our acquisition of the remaining outstanding shares of Yakutugol for a total consideration of $2.3 billion in October 2007. Prior to this acquisition, Yakutugol owned 2.35% of Elgaugol, which we then acquired through our acquisition of Yakutugol, giving us a current total stake in Elgaugol of 71.21%. The mining license to the Elga coal deposit was transferred to Yakutugol at the end of the first quarter of 2008.

Ductil Steel.  Ductil Steel S.A. (“Ductil Steel”), a Romanian steelmaker, owns a plant in Buzau which produces carbon steel and low-alloyed steel rolled and wire products, as well as the Otelu Rosu plant, which specializes in steel and billets for rolling. We purchased 100% of Ductil Steel from third parties in April 2008 for $224.0 million.

Oriel Resources plc.  Oriel Resources is comprised of the Voskhod chrome project and the Shevchenko nickel project in Kazakhstan, and the Tikhvin Ferroalloy Plant in Russia, near the city of St. Petersburg. Mining operations commenced at the Voskhod chrome deposit in December 2008. We acquired a 99.3% stake in Oriel Resources in April 2008 pursuant to a public tender offer and subsequently increased our stake to 100%, for a total cost of approximately $1.5 billion.

HBL Holding GmbH.  The assets of HBL Holding include twelve service and trading companies in Germany. We acquired a 100% stake in HBL Holding in September 2008 for approximately $55.9 million.

BCG companies.  In May 2009, we acquired 100% of the shares and interests of U.S. entities Bluestone Industries, Inc., a West Virginia corporation, Dynamic Energy, Inc., a West Virginia corporation, JCJ Coal Group, LLC, a Delaware limited liability company and some of its West Virginia affiliates (together the “BCG companies”), which are privately-held West Virginia-based coal businesses engaged in the mining, processing and sale of premium quality hard coking coal. The aggregate consideration was $436.4 million paid in cash, approximately 83.3 million of our preferred shares, plus the assumption of approximately $132.0 million of net debt. See note 27 to our consolidated financial statements in “Item 18. Financial Statements.”

Discontinued Operations

In August 2004, we terminated production at Mechel Zeljezara, a Croatian steel mill that produced pipes. Mechel Zeljezara’s assets were acquired out of bankruptcy proceedings in March 2003. We started accounting for Mechel Zeljezara as discontinued operations in September 2004. Voluntary bankruptcy proceedings in respect of Mechel Zeljezara were concluded in October 2007 and the company was removed from the Croatian trade register in February 2008. The results of operations of Mechel Zeljezara were previously included in our consolidated financial statements from its date of acquisition in March 2003. For the years ended December 31, 2008, 2007 and 2006 these results were reflected in our consolidated financial statements as discontinued operations.

Factors Affecting Our Results of Operations and Financial Condition

Cyclical nature of business and impact of macroeconomic factors

Our mining and ferroalloys business sells significant amounts of coal, iron ore and ferroalloys to third parties and our revenues depend significantly on these sales. Cyclical and other changes in world market prices of these products affect the results of our mining and ferroalloy operations. The changes in these prices result from factors, such as market supply and demand, which are beyond our control. The global coal, iron ore and ferroalloys supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, terrestrial transportation congestion, production disruptions and natural disasters. Prices of the products of our mining and ferroalloys business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. Also see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our results of operations and financial condition.”

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

Demand for steel, particularly long steel products in which we are the most competitive in the Russian market, is closely tied to the construction industry in the markets in which we sell our products. The construction business in Russia, the principal market for our products, has been severely impacted by the global financial crisis and the sharp economic slowdown in Russia. Because of the critical role of steel in infrastructural and overall economic development, the steel industry tends to track macroeconomic factors such as gross domestic product (“GDP”) and industrial output.

The global financial crisis and sharp economic slowdown which started in the second half of 2008 resulted in modest 2.3% growth in global real GDP, according to CRU. According to Rosstat, Russia recorded real GDP growth of 6.0% in 2008 and 9.5% contraction in GDP and 14.9% contraction in industrial production in January through April of 2009. This slow down in economic growth and severe constraints in capital spending, both globally and in Russia, led to poor demand for our products and a substantial decrease in the prices for our products in the fourth quarter of 2008. The first quarter of 2009 saw further deterioration in our markets. See “— Price trends for products.”

Following the onset of the global financial crisis, our net income of $1,637.4 million achieved in the nine months ended September 30, 2008 was partially offset by the net loss of $496.9 million we incurred in the fourth quarter of 2008. Our steel and ferroalloys segments realized a net loss for the fourth quarter of 2008 — $404.1 million and $270.1 million, respectively — mainly due to foreign currency exchange losses due to revaluation of U.S. dollar denominated liabilities and significant inventories of raw material and unfinished products purchased and produced at pre-crisis prices.

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

Because the production and consumption of steel are closely linked to economic development and industrial capacity in general, many countries enact measures to protect their domestic steel industries from international competition, particularly from countries with a lower average cost of production. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. See “Risk Factors — Risks Relating to Our Business and Industry — We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.”

The E.U. has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe in 2008. Our sales into the E.U. constituted approximately 24% of our steel segment revenues and 37% of our steel segment export revenues in 2008. Excluding steel segment revenues from our Romanian entities and HBL Holding’s sales, which are not subject to these import duties, our sales into the E.U. which were subject to such duties constituted approximately 3% of our steel segment revenues and 12% or our steel segment export revenues in 2008. In addition, the E.U. has imposed antidumping duties on certain of our exports. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years. As we are seeking to expand our exports into the E.U., it is likely that our share of exports into the E.U. that will be subject to these trade restrictions will increase in future periods; however, we expect that increasing sales by our operations in Romania, further enhanced by our acquisition of Ductil Steel in April 2008, will help to mitigate the effect of E.U. trade restrictions on our steel products in the future.

At the same time, we are protected from competition from steel imports in Russia due to import tariffs that Russia has in place with respect to certain imported steel products. These tariffs generally amount to 5-15% of value. Almost all of our sales of steel products in Russia in 2008 were protected by these import tariffs. In January 2009, the Russian Government increased import duties on certain types of steel products (corrosion-resistant steel and some other steel products) from 5% to 15%. See “Risk Factors — Risks Relating to Our Business and Industry — We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.”

Consolidation trends in the steel and mining industries

The steel industry has experienced a consolidation trend in recent years, which continued throughout 2006 to 2008. Key consolidations during this period included the acquisition by Mittal Steel Company N.V. (“Mittal Steel”) of Arcelor S.A. (“Arcelor”) in 2006 and the merger of Tata Steel Ltd (“Tata Steel”) and Corus Group plc (“Corus”) in 2007 (which was itself the result of a merger between British Steel Plc and Koninklijke Hoogovens N.V. in 2002).

The level of acquisition activity among steel companies fell in 2008 compared with the previous two years, but it was still a notable feature of the Chinese steel industry. Tangshan Iron and Steel Group merged with Handan Iron and Steel Group and formed the second largest Chinese steelmaker — Hebei Iron and Steel Group.

Spiralling raw materials prices in the first half of 2008 led to acquisitions of raw materials companies by steel producers. Nucor, the largest electric-arc furnace producer in the world, acquired five scrap recycling companies in 2008. Severstal acquired PBS Coal Company in 2008, which is expected to supply Severstal’s North American steelmaking facilities with coking coal.

Recent and future consolidation in the steel industry should enable steel producers to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

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

The mining industry has also experienced consolidation in recent years. Though BHP Billiton has abandoned its plans to acquire Rio Tinto, the world’s three leading iron ore suppliers (BHP Billiton, Rio Tinto and Vale) are still looking for acquisition opportunities. In the third quarter of 2008, Teck Cominco acquired Fording Canadian Coal Trust and all of its assets. Teck now owns 100% of Elk Valley Coal, which has been renamed Teck Coal. This acquisition has resulted in the formation of the world’s second largest metallurgical coal exporter. Consolidation among suppliers in the mining industry has led to a stronger bargaining position among mining companies vis-a-vis steel producers. As we are vertically integrated in both the “upstream” and “downstream” sides of the mining and steel businesses, we are not as affected by consolidation among suppliers.

Consolidation in the ferroalloys industry is primarily driven by the largest diversified mining companies, such as BHP Billiton, Rio Tinto, Vale and Xstrata, and large-scale international traders, such as Glencore. These companies are steadily looking to increase their resource base and find new growth opportunities.

Price trends for products

Coking coal and steam coal

The Japanese financial year (“JFY”) 2008/2009 contract prices for standard hard coking coal were settled at $289 per tonne (“Free On Board” (FOB) delivery terms from Australia) in April 2008, up from $89-107 per tonne in 2006-2007. Substantial steel demand and production growth in the first half of 2008 coupled with coal supply shortage pushed hard coking coal spot prices to unprecedented level of around $400 per tonne in the third quarter of 2008. The situation sharply changed by the end of third quarter 2008, when the financial crisis and uncertain economic outlook led to a decrease in coal demand, and spot hard coking coal prices fell to around $100 per tonne by the end of 2008. The JFY 2009/2010 contract price for standard hard coking coal was settled at $120 per tonne (FOB Australia), representing a 58% decrease from $289 per tonne (FOB Australia) for the prior year.

Prices for steam coal generally increased during the 2006-2008 period under review, reaching a high of $209 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in July 2008 from a low of $55 per tonne in January 2006. As the global financial crisis began in September 2008, demand for steam coal was suddenly reduced and spot prices fell to $80 per tonne by the end of 2008. Steam coal price decreased further in the first quarter of 2009, when the price fell to $60 per tonne (CIF Amsterdam/Rotterdam/Antwerp).

Iron ore

Iron ore prices increased by 82% during the 2006-2008 period under review, reaching a high price of $89 per tonne (63% elemental iron, Carajas fines, FOB Brazil) in JFY 2008/2009 from a price of $49 per tonne in JFY 2006/2007, according to industry publications. Prices increased generally due to buoyant demand and limited supply. Spot iron ore prices decreased substantially in the second half of 2008 due to the decline in global economic activity and reduced demand. The iron ore contract price for JFY 2009/2010 settled at $61 per tonne, representing a 31% decrease from $89 per tonne (63% elemental iron, Carajas fines, FOB Brazil).

Nickel

Nickel prices generally decreased during the 2006-2008 period under review. On the London Metal Exchange (“LME”) the cash nickel price decreased by 33% in December 2008 compared with January 2006. The cash price of nickel reached a high of $54,150 per tonne in May 2007 and a low of $9,050 per tonne in December 2008, according to the LME. The increase in 2006-2007 was due primarily to a nickel deficit in the world market caused by speculative trading on the LME and a decrease in world nickel inventories. The situation changed in the second half of 2007, when demand for nickel fell. Later on in 2008 the nickel price slipped further, driven by deterioration in the global economic environment. Nickel prices were volatile in the first quarter of 2009, varying in the range of $9,405 to $13,420 per tonne.

Ferrochrome

Ferrochrome prices increased by 230% during the 2006-2008 period under review, reaching a high price of $6,280 per tonne of chrome content (high carbon ferrochrome price in Europe, “Delivered Duty Paid” (DDP) delivery terms) in May 2008, according to MetalBulletin Research. Prices increased generally due to buoyant demand from stainless steel producers and limited supply. Ferrochrome prices decreased to $2,810 per tonne of chrome content in the second half of 2008 due to reduced demand. Prices decreased further in the first quarter of 2009, falling to $1,760 per tonne of chrome content.

Ferrosilicon

Ferrosilicon prices increased 2.1 times during the 2006-2008 period under review, reaching a high price of $2,620 per tonne (ferrosilicon with 75% silicon content in Europe, DDP) in August 2008, according to MetalBulletin Research. Prices increased generally due to buoyant demand for steel, since ferrosilicon is an essential ingredient in the manufacture of all types of steel. Ferrosilicon prices decreased to $1,615 per tonne by the end of 2008 due to reduced steel demand. Ferrosilicon prices decreased further to $1,290 per tonne in the first quarter of 2009.

Steel

During the 2006-2008 period under review, steel prices were generally increasing, with the regular seasonal volatility. The price of rebar increased by 300% from January 2006 through July 2008, reaching a high price of $1,305 per tonne (rebar, Russia domestic market, ex-warehouse), and then fell to a low price of $410 per tonne in December 2008, according to Metal-Courier. The price increase during this period was due to a strong global demand and raw materials costs increase, particularly in the first half of 2008. The domestic price for rebar improved to $425 per tonne in the first quarter of 2009, driven by a slight uptick in activity by traders replenishing inventories on an expectation of demand recovery during the summer construction season.

Freight costs

In recent years, ocean freight charges have been volitile and generally increased prior to the global financial crisis due to worldwide capacity issues and localized logistical bottlenecks. During 2008, freight rates peaked at $80 per tonne (Queensland to Rotterdam, Capesize vessels) in June 2008 and fell to a low of $12 per tonne in December 2008 and January 2009, according to industry publications.

Freight costs are a significant concern for Russian steel producers and mining companies, as distances in Russia are vast and major steel producing and mining areas tend to be located far from developed year-round port facilities. In addition to geographical challenges, domestic Russian rail freight shipments are carried out by Russian Railways, a government-controlled monopoly, such that there is no downward pressure on rail freight rates due to market competition, unlike in countries where there are multiple freight carriers that compete based on price.

Exchange rates

The escalation in the value of the U.S. dollar versus many other currencies, a trend which started in the fourth quarter of 2008, has resulted in decreased prices in U.S. dollar terms of coking and steam coal, iron ore, nickel and steel products that we price in other currencies. The U.S. dollar continued to grow against currencies of the jurisdictions in which we have operations, including the Russian ruble, the Romanian lei, the Lithuanian litas, the Bulgarian lev and the Kazakhstan tenge. In the first quarter of 2009, the U.S. dollar’s value has decreased but remained significantly higher than in 2007 and the first half of 2008.

Our products are typically priced in rubles for Russian and CIS sales and in U.S. dollars or euros for international sales. Our direct costs, including raw materials, labor and transportation costs, are largely incurred in rubles, while other costs, such as interest expense, are incurred in rubles, euros and U.S. dollars. The mix of our revenues and costs is such that depreciation in real terms of the ruble against the U.S. dollar tends to result in a decrease in our costs relative to our revenues, while appreciation of the ruble against the U.S. dollar in real terms tends to result in a increase in our costs relative to our revenues.

Results of Operations

The following table sets forth our consolidated statement of income data for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008		2007		2006
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
		(In thousands of U.S. dollars, except for percentages)

Revenue, net	9,950,705	100.0%	6,683,842	100.0%	4,397,811	100.0%
Cost of goods sold	(5,260,108)	(52.9)%	(4,166,864)	(62.3)%	(2,860,224)	(65.0)%

Gross profit	4,690,597	47.1%	2,516,978	37.7%	1,537,587	35.0%
Selling, distribution and operating expenses	(2,134,328)	(21.4)%	(1,119,385)	(16.7)%	(811,889)	(18.5)%

Operating income	2,556,269	25.7%	1,397,593	20.9%	725,698	16.5%
Other (expense) income, net	(1,208,001)	(12.1)%	(12,146)	(0.2)%	139,135	3.2%

Income before income tax, minority interest and discontinued operations	1,348,268	13.5%	1,385,447	20.7%	864,833	19.7%
Income tax expense	(118,887)	(1.2)%	(356,320)	(5.3)%	(230,599)	(5.2)%
Minority interest in income of subsidiaries	(88,837)	(0.9)%	(116,234)	(1.7)%	(31,528)	(0.7)%

Income from continuing operations	1,140,544	11.5%	912,893	13.7%	602,706	13.7%
Income from discontinued operations, net of tax	—	0.0%	158	0.0%	543	0.0%

Net income	1,140,544	11.5%	913,051	13.7%	603,249	13.7%

Year ended December 31, 2008 compared to year ended December 31, 2007

Net revenues

Consolidated net revenues increased by $3,266.9 million, or 48.9%, to $9,950.7 million in the year ended December 31, 2008, from $6,683.8 million in the year ended December 31, 2007.

Across our segments, our acquisitions in 2008 and 2007 led to higher consolidated net revenues due to higher production and sales volumes arising primarily from the consolidation of the results of operations of acquired companies. Approximately 48.4%, or $1,580.8 million, of the increase in our consolidated net revenues in the year ended December 31, 2008 compared to the year ended December 31, 2007 was due to the consolidation of companies acquired during the year, including $1,277.1 million in respect of Yakutugol, $68.2 million in respect of chrome sales of Tikhvin Ferroalloy Plant, $203.0 million in respect of steel products of Ductil Steel and $32.5 million in respect of steel products of the HBL Holding companies. The remainder of our increase in revenues was due to organic growth, which was driven largely by price increases and changes in the product mix towards higher value-added products.

The following table sets forth our net revenues by segment:

	Year Ended December 31,
	2008	2007
	(In thousands of U.S. dollars, except percentages)

Mining segment
To third parties	3,333,406	1,372,508
To ferroalloys segment	11,271	12,051
To power segment	27,695	11,272
To steel segment	659,595	575,138

Total	4,031,967	1,970,969

Steel segment
To third parties	5,495,139	4,306,875
To ferroalloys segment	96,752	79,135
To power segment	174,814	22,509
To mining segment	7,014	5,973

Total	5,773,719	4,414,492

Ferroalloys segment
To third parties	434,017	501,143
To steel segment	150,614	135,513

Total	584,631	636,656

Power segment
To third parties	688,143	503,316
To steel segment	257,368	38,587
To ferroalloys segment	29,468	26,225
To mining segment	53,131	30,387

Total	1,028,110	598,515

Eliminations	1,467,722	936,790

Consolidated revenues	9,950,705	6,683,842

% from mining segment	33.5%	20.5%
% from steel segment	55.2%	64.4%
% from ferroalloys segment	4.4%	7.5%
% from power segment	6.9%	7.5%

Mining segment

Our total mining segment sales increased by $2,061.0 million, or 104.6%, to $4,032.0 million in the year ended December 31, 2008 from $1,971.0 million in the year ended December 31, 2007.

Coking coal concentrate sales to third parties increased by $1,238.0 million, or 198.7%, to $1,860.9 million in the year ended December 31, 2008 from $622.9 million in the year ended December 31, 2007 as a result of a sales price increase of $995.6 million and a sales volume increase of $242.4 million. The sales price increase is explained by the sharp increase in international coking coal prices through the second quarter of 2008, when the premium hard coking coal price rose more than 300% to $300 per tonne. The volume of coking coal concentrate sold to third parties increased by 2,342 thousand tonnes, or 38.9%, to 8,360 thousand tonnes in the year ended December 31, 2008 from 6,018 thousand tonnes in the year ended December 31, 2007. The increase in sales volumes during the period was principally due to the fact that the results of operations of Yakutugol were reflected in our consolidated results of operations in the year ended December 31, 2008 for the full year, while in the year ended December 31, 2007 these results were included since October 2007 only. If Yakutugol’s results of operations are excluded, our coking coal volumes sold in the year ended December 31, 2008 would have decreased by 9.7% due to Southern Kuzbass Coal Company’s decrease in production volumes. Pursuant to a directive from the FAS dated August 14, 2008, we entered into long-term coking coal supply contracts with some of our major domestic customers. These new contracts provide for the supply of coking coal concentrate under a fixed price based on the price of premium hard coking coal under one-year contracts under FOB terms from Australian ports, excluding the costs of transshipment and rail transportation with the application of a coefficient representing the quality of the coal concentrate. See “Item 4. Information on the Company — Mining Business — Marketing and distribution — Domestic sales.” Previously, the delivery terms for most of our major domestic customers provided for sale at spot market prices.

Coking coal concentrate supplied to our steel segment increased by $87.9 million, or 21.6%, to $495.8 million in the year ended December 31, 2008 from $407.9 million in the year ended December 31, 2007. Of this increase, $219.7 million was due to an increase in sales prices that was partially offset by a decrease in sales volumes of $131.8 million. The decrease in sales volumes is explained by the shift of purchases of coking coal by Mechel-Coke and Moscow Coke and Gas Plant towards external suppliers (because we focused on exports of coking coal due favorable market conditions in the first three quarters of 2008, resulting in approximately 45.3% of our coking coal sales volume coming from exports) and a decrease in coke and pig iron production in the fourth quarter of 2008 due to reduced demand for steel products caused by the global financial crisis.

Steam coal and steam coal concentrate sales to third parties increased by $488.7 million, or 112.0%, to $925.0 million in the year ended December 31, 2008 from $436.3 million in the year ended December 31, 2007, where $409.4 million of the increase was due to an increase in sales prices and $79.3 million was due to an increase in sales volume. The increase in sales volumes during the period was principally due to the fact that the results of operations of Yakutugol were reflected in our consolidated results from the fourth quarter of 2007. If Yakutugol’s results of operations are excluded, our steam coal volumes sold in 2008 would have decreased by 17.5%, the net effect of an increase in the volume of steam coal supplied to the power segment and a decrease in export demand in the fourth quarter of 2008. Export prices for steam coal and steam coal concentrate rose sharply in the second quarter of 2008 as a result of increasing demand, especially in Asia, and limited supply growth from major exporting countries. Domestic prices increased due to growing production costs and global steam coal price increases.

Sales of steam coal supplied to the power and ferroalloys segments increased by $31.3 million, or 169.0%, to $49.9 million in the year ended December 31, 2008 from $18.5 million in the year ended December 31, 2007, as a result of sales price increases amounting to $9.3 million and sales volume increases amounting to $22.1 million. The increase in sales volumes is explained by the fact that Southern Kuzbass Power Plant was consolidated in our financial statements from April 2007, as well as by the increase in electricity sales by Mechel-Energo, to which co-generation units from Chelyabinsk Metallurgical Plant and Southern Kuzbass Coal Company were transferred in the first quarter of 2008.

Sales of iron ore to third parties increased by $125.8 million, or 58.9%, to $339.4 million in the year ended December 31, 2008 from $213.6 million in the year ended December 31, 2007 as a result of a sales price increase of $93.7 million and a sales volume increase of $32.2 million. The sales price increase is explained by stable iron ore demand growth and limited supply in the first half of 2008, especially in Asia. The sales volume increase is explained by our increased iron ore export deliveries to China.

Supplies of iron ore by our mining segment to our steel segment decreased by $4.2 million, or 2.7%, to $148.9 million in the year ended December 31, 2008 from $153.1 million in the year ended December 31, 2007 as a result of a sales volume decreases amounting to $22.8 million partially offset by sales price increases amounting to $18.6 million. The decrease in sales volumes is explained by the shift of purchases of iron ore by Chelyabinsk Metallurgical Plant towards external suppliers (because we focused on exports of iron ore due the favorable market conditions in the first three quarters of 2008) and the decrease in pig iron production in the fourth quarter of 2008 due to reduced demand for steel products caused by the global financial crisis.

Excluding intersegment sales, export sales were 60.6% of mining segment sales in the year ended December 31, 2008, compared to 40.2% in the year ended December 31, 2007. The increase in the proportion of our export sales was due to the higher export volumes of coking coal, steam coal and iron ore due to higher sales prices on export markets. Average steam coal sales export prices on Free Carrier (FCA) delivery terms in 2008 were

$102.7 per tonne in comparison with $43.9 per tonne for average domestic sales prices on FCA basis. Average coking coal sales export prices on FCA basis in 2008 were $221.2 per tonne in comparison with $179.4 per tonne for average domestic sales prices on FCA basis. Average iron ore sales export prices on FCA basis in 2008 were $108.6 per tonne in comparison with $86.6 per tonne for average domestic sales prices on FCA basis.

Steel segment

Our steel segment revenues increased by $1,359.2 million, or 30.8%, to $5,773.7 million in the year ended December 31, 2008 from $4,414.5 million in the year ended December 31, 2007. The increase in steel segment revenues was primarily due to the following increases:

Coke sales increased by $128.7 million, or 51.7%, to $377.5 million in the year ended December 31, 2008 from $248.8 million in the year ended December 31, 2007 as a result of sales price increases amounting to $172.6 million partially offset by sales volume decreases amounting to $43.9 million. The increase in sales prices was driven by the increase in coking coal prices which is the key raw material in the production of coke. The sales volume decrease is explained by the decrease in production volumes of Moscow Coke and Gas Plant and Mechel-Coke in response to weakened demand due to the global financial crisis.

Rebar sales increased by $615.7 million, or 60.5%, to $1,632.8 million in the year ended December 31, 2008 from $1,017.1 million in the year ended December 31, 2007 as a result of sales price increases amounting to $475.6 million and sales volume increases amounting to $140.1 million. The increase in sales prices was driven by a sharp increase in steelmaking raw materials prices and were supported by strong demand in first nine months of 2009. The increase in sales volumes is explained by the acquisition of Ductil Steel in April 2008.

Wire-rod sales increased by $50.2 million, or 26.4%, to $240.3 million in the year ended December 31, 2008 from $190.1 million in the year ended December 31, 2007 as a result of sales price increases amounting to $61.8 million offset by sales volume decreases amounting to $11.6 million. The increase in sales prices was driven by the increase in the prices of raw materials used in steelmaking. The decrease in sales volumes is explained by an increase in the share of high value-added products produced from wire-rod in our product portfolio.

Low alloyed engineering steel sales increased by $171.9 million, or 40.3%, to $598.3 million in the year ended December 31, 2008 from $426.3 million in the year ended December 31, 2007, as a result of sales price increases amounting to $167.5 and sales volume increases amounting to $4.4 million. The increase in sales prices was driven by a sharp increase in the prices of raw materials used in steelmaking. The increase in sales volumes is explained by demand growth in the first three quarters of 2008.

Carbon and low-alloyed forgings sales increased by $20.3 million, or 23.3%, to $107.2 million in the year ended December 31, 2008 from $86.9 million in the year ended December 31, 2007, as a result of sales price increases amounting to $13.7 million and sales volume increases amounting to $6.6 million. The increase in sales prices was driven by the substantial increase in the prices of raw materials used in steelmaking. The increase in sales volumes is explained by the increased demand in export markets in the first half of 2008.

Stampings sales increased by $34.6 million, or 17.2%, to $236.1 million in the year ended December 31, 2008 from $201.4 million in the year ended December 31, 2007 as a result of sales price increases amounting to $56.1 million partially offset by sales volume decreases amounting to $21.5 million. The increase in sales prices was driven by the increase in the prices of raw materials used in steelmaking. The decrease in sales volumes is explained by the demand slump in the fourth quarter of 2008.

Wire sales increased by $225.7 million, or 54.4%, to $640.2 million in the year ended December 31, 2008 from $414.5 million in the year ended December 31, 2007 as a result of sales price increases amounting to $190.7 million and sales volume increases amounting to $35.0 million. The increase in sales prices was driven by the increase in the prices of raw materials used in steelmaking. The increase in sales volumes is explained in part by our acquisition of Ductil Steel in April 2008, and in part by an increase in the share of high value-added products in our portfolio.

Excluding intersegment sales, export sales comprised 25.4% of steel segment sales in the year ended December 31, 2008, compared to 31.5% in the year ended December 31, 2007. The decrease in the proportion of our export sales was largely due to favorable domestic pricing and robust domestic steel consumption growth which exceeded the Russian steel industry’s increase in production volumes.

Ferroalloys segment

Nickel sales to third parties decreased by $187.6 million, or 40.0%, to $281.3 million in the year ended December 31, 2008 from $468.9 million in the year ended December 31, 2007, mainly as a result of sales price decreases amounting to $183.6 million. Average sales prices decreased by $14,126.9 from $35,775.2 per tonne in 2007 to $21,648.3 per tonne in 2008.

Nickel supplies to the steel segment decreased by $36.6 million, or 29.1%, to $89.2 million in the year ended December 31, 2008 from $125.8 million in the year ended December 31, 2007, mostly due to a decrease in sales prices. There were no significant changes in intersegment sales volumes.

Ferrosilicon sales to third parties increased by $50.3 million, or 173.4%, to $79.3 million in the year ended December 31, 2008 from $29.0 million in the year ended December 31, 2007, mainly as a result of sales price increases of $22.5 million as well as sales volume increases amounting to $27.7 million. The increase in sales volume is explained by the fact that Bratsk Ferroalloy Plant was consolidated in our financial statements only since August 2007. The increase in sales prices is explained by the sharp increase in international ferrosilicon prices in the first half of 2008.

Ferrosilicon supplies to our steel segment increased by $29.8 million, or 308.1%, to $39.5 million in the year ended December 31, 2008 from $9.7 million in the year ended December 31, 2007, as a result of sales price increases amounting to $11.1 million and sales volume increases amounting to $18.7 million. The increase in sales volumes is explained by the fact that Bratsk Ferroalloy Plant was consolidated in our financial statements only since August 2007.

Chrome sales to third parties were $68.2 million in the year ended December 31, 2008 compared to none in the year ended December 31, 2007, as a result of our acquisition of Tikhvin Ferroalloy Plant in April 2008.

Chrome supplies to the steel segment were $21.9 million in the year ended December 31, 2008 compared to none in the year ended December 31, 2007, as a result of our acquisition of Tikhvin Ferroalloy Plant in April 2008.

Excluding intersegment sales, export sales were 76.8% of ferroalloys segment sales in the year ended December 31, 2008, compared to 93.7% in the year ended December 31, 2007. The decrease in the proportion of our export sales was due to the inclusion of Bratsk Ferroalloy Plant in the reporting segment beginning with August 2007, because Bratsk Ferroalloy Plant’s export sales are a small proportion of its overall sales, with domestic sales representing 92.0% of its overall sales in the year ended December 31, 2008.

Power segment

Our power segment revenues increased by $429.6 million, or 71.8%, to $1,028.1 million in the year ended December 31, 2008 from $598.5 million in the year ended December 31, 2007. The increase in energy segment revenues is mostly explained by the fact that Southern Kuzbass Power Plant and Kuzbass Power Sales Company are included in our financial results since the second quarter of 2007.

Prior to our acquisition of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in the second quarter of 2007, our power segment consisted of intersegment and third-party sales of electricity produced by co-generation units burning blast furnace gas and coal gas produced as a byproduct of industrial processes at our Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant, Southern Kuzbass Coal Company and Mechel-Coke.

Southern Kuzbass Power Plant contributed $18.2 million to the power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2008.

Power supplies to the steel segment increased by $218.8 million, or 567.0%, to $257.4 million in the year ended December 31, 2008 from $38.6 million in the year ended December 31, 2007, as a result of an increase in electricity sales by Mechel-Energo, to which co-generation units from Chelyabinsk Metallurgical Plant were transferred in the first quarter of 2008.

Cost of goods sold and gross profit

Consolidated cost of goods sold was 52.9% of consolidated revenues in the year ended December 31, 2008, as compared to 62.3% of consolidated revenues in the year ended December 31, 2007, resulting in an increase in consolidated gross margin to 47.1% in the year ended December 31, 2008 from 37.7% for the year ended December 31, 2007. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2008 and 2007, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
		% of Segment		% of Segment
Cost of Goods Sold and Gross Margin by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Cost of goods sold	1,229,631	30.5%	1,008,485	51.2%
Gross margin	2,802,336	69.5%	962,484	48.8%
Steel segment
Cost of goods sold	4,219,344	73.1%	3,374,420	76.4%
Gross margin	1,554,375	26.9%	1,040,072	23.6%
Ferroalloys segment
Cost of goods sold	571,162	97.7%	253,725	39.9%
Gross margin	13,469	2.3%	382,931	60.1%
Power segment
Cost of goods sold	714,094	69.5%	393,153	65.7%
Gross margin	314,016	30.5%	205,362	34.3%

Mining segment

Mining segment cost of goods sold increased by $221.1 million, or 21.9%, to $1,229.6 million in the year ended December 31, 2008 from $1,008.5 million in the year ended December 31, 2007. Mining segment gross margin increased from 48.8% in the year ended December 31, 2007 to 69.5% in the year ended December 31, 2008.

The increase in the mining segment’s gross margin percentage is explained by increases in coking coal, steam coal and iron ore sales prices both on export and domestic markets. At the same time, coking coal concentrate production cash costs per tonne at Southern Kuzbass Coal Company increased by 42.5% due to an increase in the prices of spare parts and fuel, an increase in heat prices following the transfer of co-generation units from Southern Kuzbass Coal Company to Mechel-Energo and an increase in payroll expenses due to salary indexation, as well as increase in fixed costs per tonne due to a decrease in production volumes. Production cash costs of coking coal at Yakutugol decreased by 6.2% due to implementation of a cost cutting strategy following our acquisition of Yakutugol in October 2008. The production cash costs of steam coal at Southern Kuzbass Coal Company increased by 17.4% due to the same reasons as for the increase in production cash costs of coking coal and coking coal concentrate. The production cash costs of steam coal at Yakutugol decreased by 30.4% due to the same reasons as for coking coal and coking coal concentrate. Production cash costs of iron ore increased by 9.9% due to increases in electricity prices, production personnel wages and the prices of mining supplies used in iron ore production, such as spare parts, fuel and explosives.

Steel segment

Steel segment cost of goods sold increased by $844.9 million, or 25.0%, to $4,219.3 million in the year ended December 31, 2008 from $3,374.4 million in the year ended December 31, 2007. Steel segment cost of goods sold was 73.1% of the segment’s revenues in the year ended December 31, 2008, as compared to 76.4% in the year ended December 31, 2007, resulting in an increase in gross margin from 23.6% to 26.9%. Such increase is attributable to the increase in sales prices, as well as the decrease in the price of nickel, a major raw material in stainless steel production.

Ferroalloys segment

Ferroalloys segment cost of goods sold increased by $317.4 million, or 125.1%, to $571.2 million in the year ended December 31, 2008 from $253.7 million in the year ended December 31, 2007. Ferroalloys segment cost of goods sold was 97.7% of the segment’s revenues in the year ended December 31, 2008, as compared to 39.9% in the year ended December 31, 2007, resulting in a decrease in gross margin from 60.1% to 2.3%. Such decrease is attributable to the sharp decrease in nickel and chrome sales prices on the back of growing coke prices (coke is one of the major raw materials in nickel and chrome production) as well as the effect of write-down of inventory to the market value and provision for obsolete stock of $94.7 million.

Power segment

Power segment cost of goods sold increased by $320.9 million, or 81.6%, to $714.1 million in the year ended December 31, 2008 from $393.2 million in the year ended December 31, 2007. Power segment gross margin decreased from 34.3% in the year ended December 31, 2007 to 30.5% in the year ended December 31, 2008. Such decrease is explained by an increase in steam coal sales prices (steam coal is the major raw material in electricity production) that exceeded the growth of electricity sales prices.

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $1,014.9 million, or 90.7%, to $2,134.3 million in the year ended December 31, 2008 from $1,119.4 million in the year ended December 31, 2007 mainly due to an increase in transportation expenses in the steel and mining segments, general and administrative expenses in the mining segment and bad debt allowance expenses in the steel segment, as explained below. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 21.4% in the year ended December 31, 2008, as compared to 16.7% in the year ended December 31, 2007. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write-offs of property, plant and equipment, allowance for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2008 and 2007, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Selling and distribution expenses	678,070	16.8%	241,090	12.2%
Taxes other than income tax	60,450	1.5%	3,815	0.2%
Allowance for doubtful accounts	13,564	0.3%	(1,441)	(0.1)%
Accretion expense	2,530	0.1%	1,071	0.1%
Loss on write-off property, plant and equipment	796	0.0%	—	—
General, administrative and other operating expenses	246,386	6.1%	146,480	7.4%

Total	1,001,796	24.8%	391,015	19.8%

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Steel segment
Selling and distribution expenses	406,687	7.0%	194,855	4.4%
Taxes other than income tax	49,421	0.9%	71,243	1.6%
Loss on write off of property, plant and equipment	3,527	0.0%	—	0.0%
Accretion expense	2,792	0.0%	1,708	0.0%
Allowance for doubtful accounts	78,031	1.4%	3,602	0.1%
General, administrative and other operating expenses	243,478	4.2%	231,403	5.2%

Total	783,936	13.6%	502,811	11.4%

Ferroalloys segment
Selling and distribution expenses	10,185	1.7%	3,400	0.5%
Taxes other than income tax	3,437	0.6%	7,528	1.2%
Allowance for doubtful accounts	2,232	0.4%	2	0.0%
Accretion expense	591	0.1%	322	0.1%
General, administrative and other operating expenses	47,541	8.1%	21,572	3.4%

Total	63,986	10.9%	32,824	5.2%

Power segment
Selling and distribution expenses	254,047	24.7%	182,466	30.5%
Taxes other than income tax	3,282	0.3%	1,408	0.2%
Allowance for doubtful accounts	9,805	1.0%	(752)	(0.1)%
Accretion expense	165	0.0%	—	0.0%
General, administrative and other operating expenses	17,311	1.7%	9,613	1.6%

Total	284,610	27.7%	192,735	32.2%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $437.0 million in line with sales volume increases in 2008. As a percentage of mining segment revenues, selling and distribution expenses increased from 12.2% to 16.8% due to an increase in the share of sales on delivery terms where transportation expenses are included in the final sales prices and therefore are incurred by the seller.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax increased by $56.6 million, or 1,484.4%, to $60.4 million in the year ended December 31, 2008 from $3.8 million in the year ended December 31, 2007. The increase was mainly due to the recognition of $34.0 million in tax penalties and fines imposed by FAS under antimonopoly legislation on Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol. In addition, prior period taxes were lower due to the reversal of a $25.7 million tax liability related to Korshunov Mining Plant in 2007 in respect of mineral extraction taxes and social taxes for prior periods. On December 18, 2007, the Supreme Arbitration Court of the Russian Federation issued an order in our favor that clarified an aspect of tax law that was previously uncertain, resulting in a reduction in our mineral extraction tax liability for the years 2003-2007.

Allowance for doubtful accounts increased by $15.0 million, to a $13.6 million expense in the year ended December 31, 2008 from income of $1.4 million in the year ended December 31, 2007, due to the increased exposure to losses on our accounts receivable because of the global financial crisis. In accordance with our accounting policy we provision for bad debts by applying specific rates to overdue accounts receivable of our companies depending on the history of cash collections and future expectations of conditions that might impact the collectability of accounts of each our companies. As in the fourth quarter of 2008 the overdue balances increased, the allowance increased as well.

Loss on write-off of property, plant and equipment was $0.8 million compared to none in the year ended December 31, 2007. This is due to the write-off of the construction-in-progress objects that are not planned for further use in production process at Southern Kuzbass Coal Company.

General, administrative and other expenses which consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overhead and other expenses, increased by $99.9 million, or 68.2%, to $246.4 million in the year ended December 31, 2008 from $146.5 million in the year ended December 31, 2007. The overall increase in general, administrative and other expenses can be explained by the inclusion of Yakutugol in the mining segment since October 2007. Salaries and related social taxes increased by $56.8 million, or 74.0%, to $133.6 million in the year ended December 31, 2008 from $76.7 million in the year ended December 31, 2007, mainly due to indexation of salary rates to inflation at our production companies and due to the Yakutugol acquisition in the amount of $38.0 million. Legal and consulting fees and insurance services increased by $4.5 million, or 42.9%, to $15.0 million in the year ended December 31, 2008 from $10.5 million in the year ended December 31, 2007, due to increases in consulting fees. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $19.8 million, or 123.4%, to $35.9 million in the year ended December 31, 2008 from $16.1 million in the year ended December 31, 2007, and depreciation increased by $5.7 million, or 119.8%, to $10.5 million in the year ended December 31, 2008 from $4.8 million in the year ended December 31, 2007, mainly due to the Yakutugol acquisition effect. Social expenses decreased by $3.1 million, or 12.3%, to $22.3 million in the year ended December 31, 2008 from $25.4 million in the year ended December 31, 2007, mainly due to the effect of the ruble depreciation. Other administrative and operating expenses increased by $16.2 million due to the Yakutugol acquisition.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $211.8 million, or 108.7%, to $406.7 million in the year ended December 31, 2008 from $194.9 million in the year ended December 31, 2007 and increased as a percentage of steel segment revenues from 4.4% in the year ended December 31, 2007 to 7.0% in the year ended December 31, 2008. The increase is mainly explained by an increase of the share of sales on delivery terms where transport expenses are included in the final sales prices and therefore are incurred by the seller.

Taxes other than income tax decreased by $21.8 million, or 30.6%, to $49.4 million in the year ended December 31, 2008 from $71.2 million in the year ended December 31, 2007. As a percentage of segment revenues, these taxes decreased from 1.6% to 0.9%. Property and land taxes increased by $2.7 million, or 6.0%, to $47.5 million in the year ended December 31, 2008 from $44.8 million in the year ended December 31, 2007, due to an increase in the property tax base (as a result of putting new fixed assets into operation). At the same time, in the year ended December 31, 2007, we incurred $10.1 million in tax penalties and fines as a result of prior period tax audits at our Chelyabinsk Metallurgical Plant. The remaining part of the decrease of $14.5 million is attributed mainly to a decrease in non-reimbursable VAT expenses at Chelyabinsk Metallurgical Plant and tax expense accrued at Mechel Campia Turzii and Mechel Trading House.

Allowance for doubtful accounts increased by $74.4 million, or 2,066.2%, to $78.0 million in the year ended December 31, 2008 from $3.6 million in the year ended December 31, 2007, due to increased exposure to losses on our accounts receivable because of the global financial crisis. A substantial portion of such increase is attributable to several customers experiencing liquidity problems, the most significant of which were GAZ Group, Metalltrade OOO, Stupinsk Metallurgical Company OAO.

Loss on write-off of property, plant and equipment was $3.3 million compared to none in the year ended December 31, 2007. All of this amount relates to the write-off of the construction-in-progress objects that are not planned for further use in the production process at Chelyabinsk Metallurgical Plant.

General, administrative and other expenses, increased by $12.1 million, or 5.2%, to $243.5 million in the year ended December 31, 2008 from $231.4 million in the year ended December 31, 2007, and decreased as a percentage of segment revenues from 5.2% in the year ended December 31, 2007, to 4.2% in the year ended December 31, 2008. Payroll and related social taxes decreased by $2.2 million, or 2.0%, to $109.0 million in the year ended December 31, 2008 from $111.2 million in the year ended December 31, 2007 due to the reduction of the duration of the working day at our companies in the last quarter of 2008. Social expenses (including pension obligations) decreased by $1.0 million, or 4.5%, to $22.2 million in the year ended December 31, 2008 from $23.3 million in the year ended December 31, 2007, mainly due to ruble depreciation. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $0.9 million, or 2.6%, to $35.0 million in the year ended December 31, 2008 from $35.9 million in the year ended December 31, 2007, primarily due to the effect of cost cutting measures implemented at our companies. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services decreased by $1.3 million, or 6.9%, to $17.2 million in the year ended December 31, 2008 from $18.4 million in the year ended December 31, 2007, primarily due to an decrease in insurance expenses as a result of cost-cutting measures implemented at our companies. Other administrative and operating expenses increased by $17.5 million, or 41.1%, to $60.2 million in the year ended December 31, 2008 from $42.7 million in the year ended December 31, 2007, mainly due to acquisition, and an overall increase of segment activities in the first half of 2008.

Ferroalloys segment

Selling and distribution expenses, consisting almost entirely of transportation expenses related to our selling activities, increased by $6.8 million, or 199.6%, to $10.2 million in the year ended December 31, 2008 from $3.4 million in the year ended December 31, 2007, and increased as a percentage of segment revenues from 0.5% in the year ended December 31, 2007, to 1.7% in the year ended December 31, 2008.

Taxes other than income tax decreased by $4.1 million, or 54.3%, to $3.4 million in the year ended December 31, 2008 from $7.5 million in the year ended December 31, 2007, and decreased as a percentage of segment revenues from 1.2% in the year ended December 31, 2007 to 0.6% in the year ended December 31, 2008. The decrease in tax expenses is primarily due to the $2.1 million reduction in income tax accruals for 2005, 2006 and 2007 by Southern Urals Nickel Plant because gains from foregiveness of tax fines and penalties can be excluded from taxable profit. Property and land taxes amounted to $4.8 million in the year ended December 31, 2008, representing an increase of $1.8 million, or 63.3%, from $2.9 million in the year ended December 31, 2007, and were due to the Oriel Resources acquisition in April 2008 and the inclusion of Bratsk Ferroalloy Plant in August 2007.

Allowance for doubtful accounts increased to $2.2 million in the year ended December 31, 2008 from $1.9 thousand in the year ended December 31, 2007, due to the increased exposure to losses on our accounts receivable because of customers’ liquidity problems caused by the global financial crisis.

General, administrative and other expenses increased by $26.0 million, or 120.4%, to $47.5 million in the year ended December 31, 2008 from $21.6 million in the year ended December 31, 2007, and increased as a percentage of segment revenues from 3.4% in the year ended December 31, 2007, to 8.1% in the year ended December 31, 2008. The overall increase of general, administrative and other expenses in this segment was due to acquisitions.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for usage of the power grid, over which electricity is distributed to end consumers. These costs are incurred by all power distribution companies under agreements between such companies and the grid operator. These expenses increased by $71.6 million, or 39.2%, to $254.0 million in the year ended December 31, 2008 from $182.5 million in the year ended December 31, 2007 due to the inclusion of Kuzbass Power Sales Company in the power segment since June 2007. These costs decreased as a percentage of segment revenues because of an increase in electricity prices in 2008 in comparison with 2007 due to the ongoing liberalization of the Russian electricity market.

Taxes other than income tax increased by $1.9 million, or 133.0%, to $3.3 million in the year ended December 31, 2008 from $1.4 million in the year ended December 31, 2007. As a percentage of segment revenues, these taxes increased from 0.2% to 0.3%.

Allowance for doubtful accounts increased by $10.6 million, to a $9.8 million expense in the year ended December 31, 2008 from $0.8 million income in the year ended December 31, 2007, due to the increased exposure to losses on our accounts receivable because of the global financial crisis.

General, administrative and other expenses increased by $7.7 million, or 80.1%, to $17.3 million in the year ended December 31, 2008 from $9.6 million in the year ended December 31, 2007, and increased as a percentage of segment revenues from 1.6% in the year ended December 31, 2007 to 1.7% in the year ended December 31, 2008. The overall increase in general, administrative and other expenses in this segment was due to acquisitions.

Operating income

Operating income increased by $1,158.7 million, or 82.9%, to $2,556.3 million in the year ended December 31, 2008 from $1,397.6 million in the year ended December 31, 2007. Operating income as a percentage of consolidated revenues increased to 25.7% in the year ended December 31, 2008 from 20.9% in the year ended December 31, 2007, mainly due to the increase in gross margin on the back of sales prices increases in the steel and mining segments in the first half of 2008. However, this effect was partially offset by the losses incurred by our steel and ferroalloys segments in the fourth quarter of 2008 due to the financial crisis.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
		% of Segment		% of Segment
Operating Income by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment	1,800,540	44.7%	571,469	29.0%
Steel segment	770,439	13.3%	537,261	12.2%
Ferroalloys segment	(50,517)	(0.9)%	350,107	55.0%
Power segment	29,406	2.9%	12,627	2.1%
Elimination of intersegment unrealized profit	6,401		(73,871)

Consolidated operating income	2,556,269		1,397,593

Mining segment

Mining segment operating income increased by $1,229.1 million, or 215.1%, to $1,800.5 million in the year ended December 31, 2008 from $571.5 million in the year ended December 31, 2007. Operating margin percentage increased to 44.7% in the year ended December 31, 2008 from 29.0% in the year ended December 31, 2007, mainly due to the effect of inclusion of Yakutugol in the mining segment since October 2007 as well as an increase in coking coal, steam coal and iron ore sales prices in the first half of 2008.

Steel segment

Steel segment operating income increased by $233.2 million, or 43.4%, to $770.4 million in the year ended December 31, 2008 from $537.3 million in the year ended December 31, 2007. Operating margin percentage increased to 13.3% in the year ended December 31, 2008 from 12.2% in the year ended December 31, 2007 due to the increase in gross profit following on an increase in sales prices in the first half of 2008.

Ferroalloys segment

Ferroalloys segment operating income decreased by $400.6 million, or 114.4%, to a $50.5 million loss in the year ended December 31, 2008 from $350.1 million income in the year ended December 31, 2007. Operating margin percentage decreased to negative 0.9% from 55.0%, mainly due to a decrease in nickel sales prices with a simultaneous increase in the price of raw materials (primarily coke).

Power segment

Power segment operating income increased by $16.8 million, or 132.9%, to $29.4 million in the year ended December 31, 2008 from $12.6 million in the year ended December 31, 2007. Operating margin percentage increased to 2.9% from 2.1% due to the decrease in the share of selling and distribution expenses primarily consisting from electricity transmission costs incurred by Kuzbass Power Sales Company.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, gain on revaluation of trading securities, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2008 and 2007, including as a percentage of revenues.

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
		% of		% of
Other Income and Expense, Net	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Income (loss) from equity investees	717	0.0%	8	0.0%
Interest income	11,614	0.1%	12,278	0.2%
Interest expense	(324,083)	(3.3)%	(98,976)	(1.5)%
Other income, net	(18,821)	(0.2)%	19,844	0.3%
Foreign exchange gain (loss)	(877,428)	(8.8)%	54,700	0.8%

Total	(1,208,001)	(12.1)%	(12,146)	(0.2)%

Income from equity investees was $0.7 million compared to $8.5 thousand in the year ended December 31, 2007 and consists of our share of income of our equity investments such as Toplofikatsia Rousse and Southern Kuzbass Coal Company offset by losses at equity investments such as Mechel Energy AG.

Interest income decreased by $0.7 million, or 5.4%, to $11.6 million in the year ended December 31, 2008 from $12.3 million in the year ended December 31, 2007. The decrease was due to a reduction in income from deposits held by our Russian and foreign subsidiaries in various banks following a decrease in such deposits.

Interest expense increased by $225.1 million, or 227.4%, to $324.1 million in the year ended December 31, 2008 from $99.0 million in the year ended December 31, 2007. The increase was associated with the overall increase of average loan balances in 2008, especially by the interest incurred on the syndicated loan related to the Yakutugol acquisition and the loan for the Oriel Resources acquisition. See “— Liquidity and Capital Resources — Description of Certain Indebtedness.”

Other income decreased by $38.7 million, or 194.8%, from $19.8 million income in the year ended December 31, 2007 to a $18.8 million loss in the year ended December 31, 2008. The decrease is explained by equity contributions to pension fund Penfosib made by a number of our companies in 2008 which do not meet the definition of an asset, totaling $17.5 million. Also in the year ended December 31, 2007, we recorded other income from gain due to the release of an accounting provision in respect of a $10.7 million tax liability relating to our Korshunov Mining Plant, as well as income from release of prior-period tax provisions for Mechel International Holdings AG of $9.3 million.

Foreign exchange loss increased by $932.1 million, or 1,704.1%, to a $877.4 million loss in the year ended December 31, 2008 from a $54.7 million gain in the year ended December 31, 2007. This foreign exchange loss was primarily attributable to losses from revaluation of the U.S. dollar-denominated syndicated loan related to acquisition of Yakutugol and the loan for the acquisition of Oriel Resources.

Income tax expense

Income tax expense decreased by $237.4 million, or 66.6%, to $118.9 million in the year ended December 31, 2008 from $356.3 million in the year ended December 31, 2007, and our effective tax rate decreased to 8.8% from 25.7%. The decrease in income tax expenses is attributable to the decrease in taxable income and the decrease in the Russian statutory income tax rate from 24% to 20% effective January 1, 2009. In addition, in December 2008, the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009. The effect of both decreases was recorded as the decrease of deferred tax liabilities in both our Russian and Kazakh subsidiaries. As of December 31, 2008, the effect of these changes in the total amount of $341.1 million was recognized as a reduction in the income tax expense for the year then ended.

Minority interest

Minority interest in income of subsidiaries decreased by $27.4 million, or 23.6%, to $88.8 million in the year ended December 31, 2008 from $116.2 million in the year ended December 31, 2007. The minority interest in the income of our subsidiaries in 2008 consisted of the share of minority shareholders in the net income of Southern Kuzbass Coal Company of $25.1 million, of Korshunov Mining Plant of $26.6 million, of Tomusinsk Open Pit Mine of $12.9 million, of Chelyabinsk Metallurgical Plant of $7.3 million, of Beloretsk Metallurgical Plant of $3.0 million, of Mechel Targoviste of $3.7 million, of Ural Stampings Plant of $2.5 million, of ferroalloys segment companies of $2.3 million and of power segment companies of $2.2 million.

Income from continuing operations

Income from continuing operations increased by $227.7 million, or 24.9%, to $1,140.5 million in the year ended December 31, 2008 from $913.0 million in the year ended December 31, 2007, mainly as a result of an increase in operating income, mainly due to the increase in gross margin on the back of sales prices increases in the steel and mining segments in the first half of 2008. However, this effect was partially offset by the losses incurred by our steel and ferroalloys segments in the fourth quarter of 2008 due to the global financial crisis.

Loss from discontinued operations

Income from discontinued operations was none in the year ended December 31, 2008 compared to $0.2 million in the year ended December 31, 2007. The income in 2007 resulted from a write-off of Mechel Zeljezara’s accounts payables due to this company’s bankruptcy. In February 2008, Mechel Zeljezara was finally liquidated. Mechel Zeljezara engaged in business until August 2004, when we decided to terminate production.

Net income

For the reasons set forth above, our net income increased by $227.5 million, or 24.9%, to $1,140.5 million in the year ended December 31, 2008 from $913.0 million in the year ended December 31, 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net revenues

Consolidated net revenues increased by $2,286.0 million, or 52.0%, to $6,683.8 million in the year ended December 31, 2007, from $4,397.8 million in the year ended December 31, 2006.

Across our segments, our acquisitions in 2006 and 2007 led to higher consolidated net revenues due to higher production and sales volumes arising primarily from the consolidation of the results of operations of acquired companies. Approximately 27%, or $611.0 million, of the increase in our consolidated net revenues in the year ended December 31, 2007 compared to the year ended December 31, 2006 was due to the consolidation of companies acquired during the year. The remainder of our increase in revenues was due to organic growth, which was driven largely by price increases and changes in the product mix towards higher value-added products. In addition, the steady decrease in real terms in the value of the dollar, in which most of our products are priced, against the ruble, in which most of our production costs are incurred, put exchange rate-based pressure on profit margins.

This was more than offset by increases in the weighted average prices of products sold by our mining and steel segments.

The following table sets forth our net revenues by segment:

	Year Ended December 31,
	2007	2006
	(In thousands of U.S. dollars,
	except percentages)

Mining segment
To third parties	1,372,508	1,045,696
To power segment	11,272	399
To ferroalloys segment	12,051	11,512
To steel segment	575,138	296,678

Total	1,970,969	1,354,285

Steel segment
To third parties	4,306,875	3,042,795
To power segment	22,509	17,195
To ferroalloys segment	79,135	20,358
To mining segment	5,973	3,306

Total	4,414,492	3,083,654

Ferroalloys segment
To third parties	501,143	259,857
To steel segment	135,513	79,891

Total	636,656	339,748

Power segment
To third parties	503,316	49,463
To steel segment	38,587	41,087
To ferroalloys segment	26,225	8,487
To mining segment	30,387	24,285

Total	598,515	123,322

Eliminations	936,790	503,198

Consolidated revenues	6,683,842	4,397,811

% from mining segment	20.5%	23.8%
% from steel segment	64.4%	69.2%
% from ferroalloys segment	7.5%	5.9%
% from power segment	7.5%	1.1%

Mining segment

Our total mining segment sales increased by $616.7 million, or 45.5%, to $1,971.0 million in the year ended December 31, 2007 from $1,354.3 million in the year ended December 31, 2006.

Coking coal concentrate sales to third parties increased by $104.6 million, or 20.2%, to $622.9 million in the year ended December 31, 2007 from $518.3 million in the year ended December 31, 2006, where a decrease in sales volumes offset a $150.4 million sales price increase by $45.9 million. The price increases occurred on both export and domestic markets, resulting from increasing coking coal demand and tight supply both in domestic and export markets due to accidents in several Russian coal mines which caused mine closures, as well as cargo seaport capacity problems in Australia. The volume of coking coal concentrate sold to third parties decreased by 584 thousand tonnes, or 8.8%, to 6,018 thousand tonnes in the year ended December 31, 2007 from 6,603 thousand tonnes in the year ended December 31, 2006, primarily due to an increase in intersegment sales volumes as described below.

Coking coal concentrate supplied to the steel segment increased by $220.3 million, or 117.5%, to $407.9 million in the year ended December 31, 2007 from $187.6 million in the year ended December 31, 2006, where $123.7 million of the increase was due to an increase in sales prices and $96.6 million was due to an increase in sales volumes. The increase in volumes was principally due to shipments from Southern Kuzbass Coal Company to Moscow Coke and Gas Plant of 981 thousand tonnes that were insignificant in 2006 before our acquisition of Moscow Coke and Gas Plant, as we acquired Moscow Coke and Gas Plant in the fourth quarter of 2006, and shipments from Yakutugol to Mechel-Coke and Moscow Coke and Gas Plant in the fourth quarter of 2007 totaling 58 thousand tonnes.

Steam coal and steam coal concentrate sales to third parties increased by $125.2 million, or 40.2%, to $436.3 million in the year ended December 31, 2007 from $311.1 million in the year ended December 31, 2006, where $102.0 million of the increase was due to an increase in sales prices and $23.2 million was due to an increase in sales volume. The increase of sales volumes during the period was principally due to the fact that the results of operations of Yakutugol were reflected in our consolidated statement of income from the fourth quarter of 2007. If Yakutugol’s results of operations are excluded, our steam coal volumes sold in 2007 would have decreased by 3%, in part due to the increase in the volume of steam coal supplied to the power segment and in part due to a shortage, as compared to the prior period, of working, empty rail freight cars from Russian Railways in the Southern Kuzbass region where our other coal operations are based. Export prices for steam coal and steam coal concentrate rose during the period as a result of increasing demand, especially in Asia, and limited supply growth from major exporting countries. Domestic prices rose on the back of growing production costs and global steam coal price increases.

Sales of steam coal supplied to the power segment increased by $9.8 million, or 100%, to $9.8 million in the year ended December 31, 2007 from none in the year ended December 31, 2006, due to the acquisition of Southern Kuzbass Power Plant.

Sales of iron ore to third parties increased by $45.4 million, or 27.0%, to $213.6 million in the year ended December 31, 2007 from $168.2 million in the year ended December 31, 2006, where a decrease in sales volumes offset a $76.1 million sales price increase by $30.7 million. Price increases were driven principally by increasing iron ore demand in Russia and elsewhere, especially in China; limited iron ore production capacity increases which typically lag behind rising demand; and significant increases in freight costs. The decrease in sales volumes is primarily attributable to a temporary decrease in the second half of 2007 in orders from Zapadno-Sibirsky Metallurgical Works OAO (“ZapSib”), one of our primary customers, which sourced its iron ore from a different supplier during part of 2007.

Supplies to the steel segment increased by $57.6 million, or 60.3%, to $153.1 million in the year ended December 31, 2007 from $95.5 million in the year ended December 31, 2006, primarily due to a sales price increase, as there was no significant increase in volumes.

Excluding intersegment sales, export sales were 40.2% of mining segment sales in the year ended December 31, 2007, compared to 36.9% in the year ended December 31, 2006. The increase in the proportion of our export sales was due to the higher export volumes of steam coal and iron ore due to higher sales prices on export markets. The average steam coal export price on FCA basis in 2007 was $44.4 per tonne in comparison with $32.3 per tonne for the average domestic price on FCA basis in 2006; the average iron ore export sales price on FCA basis in 2007 was $84.9 per tonne in comparison with $73.5 per tonne for the average domestic price on FCA basis in 2006.

Steel segment

Our steel segment revenues increased by $1,330.8 million, or 43.2%, to $4,414.5 million in the year ended December 31, 2007 from $3,083.7 million in the year ended December 31, 2006. The increase in steel segment revenues was primarily due to the following increases:

•	Coke and coking products sales increased by $235.8 million, or 542.8%, to $284.8 million in the year ended December 31, 2007 from $49.0 million in the year ended December 31, 2006, where $61.2 million of the increase was due to an increase in sales prices and $174.6 million of the increase was due to an increase in sales volumes. The sales volume increase was a result of consolidating Moscow Coke and Gas Plant results for the full year 2007; in 2006, the results for the plant were consolidated for the fourth quarter only. The sales price increase was due to strong market demand for coke and coking products.

•	Semi-finished steel products sales increased by $157.6 million, or 39.6%, to $555.1 million in the year ended December 31, 2007 from $397.5 million in the year ended December 31, 2006, where $115.0 million of the increase was due to an increase in sales prices and $42.6 million of the increase was due to an increase in sales volumes. Increases in both sales prices and sales volumes were primarily driven by increased demand and a shortage of supply from China.

•	Alloyed long products sales increased by $20.8 million, or 15.8%, to $151.9 million in the year ended December 31, 2007 from $131.1 million in the year ended December 31, 2006, where a decrease in sales volumes of $20.1 million offset a $40.9 million sales price increase. The sales price increase was primarily driven by a significant increase in the price of alloy materials used in production. The sales volume decrease was caused by a decrease in market demand for alloyed long products following an increase in market prices for such products.

•	Rebar sales increased by $264.1 million, or 35.1%, to $1,017.1 million in the year ended December 31, 2007 from $753.0 in the year ended December 31, 2006, where $228.4 million of the increase was due to an increase in sales prices and $35.7 million of the increase was due to an increase in sales volumes. The increases in both sales prices and sales volumes are attributable to the high level of activity in the construction industry in Russia.

•	Low alloyed engineering steel sales increased by $111.6 million, or 35.5%, to $426.3 million in the year ended December 31, 2007 from $314.7 million in the year ended December 31, 2006, where $97.8 million of the increase was due to an increase in sales prices and $13.8 million of the increase was due to an increase in sales volumes. The increases in both sales prices and sales volumes were driven by strong demand on both export and domestic markets.

•	Flat steel products sales increased by $117.7 million, or 38.7%, to $421.8 million in the year ended December 31, 2007 from $304.2 million in the year ended December 31, 2006, where $112.8 million of the increase was due to an increase in sales prices and $4.8 million of the increase was due to an increase in sales volumes. The increase in sales prices was in both domestic and export markets, and was mainly due to a stainless flat steel price increase driven by an increase in nickel prices in 2007. The other reasons were a general increase in production costs and strong domestic demand.

•	Forgings and stampings sales increased by $133.1 million, or 57.2%, to $366.1 million in the year ended December 31, 2007 from $232.9 million in the year ended December 31, 2006, mainly due to a $126.1 million sales price increase. The increase in the sales price was primarily due to rapid increases in the market prices for nickel and other alloy materials and a shift in product mix to more value-added items.

•	Hardware sales increased by $145.4 million, or 31.7%, to $603.4 million in the year ended December 31, 2007 from $458.0 million in the year ended December 31, 2006, where $78.6 million of the increase was due to an increase in sales prices and $66.8 million of the increase was due to an increase in sales volumes. The volume increase was due to the installation of several new production lines at the Beloretsk Metallurgical Plant, including two spring wire drawing mills and a stabilized high-tensile wire production complex. The price increase was due to an increase in demand on the Russian domestic market and in the CIS from the construction industry, machine-building and other industries.

Excluding intersegment sales, export sales comprised 31.4% of steel segment sales in the year ended December 31, 2007, compared to 32.5% in the year ended December 31, 2006. The decrease in the proportion of our export sales was largely due to favorable domestic pricing and robust domestic steel consumption growth which exceeded the Russian steel industry’s increase in production volumes.

Ferroalloys segment

Our total ferroalloys segment sales increased by $296.9 million, or 87.4%, to $636.7 million in the year ended December 31, 2007 from $339.7 million in the year ended December 31, 2006.

Nickel sales to third parties increased by $210.2 million, or 81.3%, to $468.9 million in the year ended December 31, 2007 from $258.7 million in the year ended December 31, 2006, where $189.6 million of the increase was due to an increase in sales prices and $20.6 million of the increase was due to an increase in sales volumes. Average sales prices increased by $14,468 to $35,775 per tonne during 2007. LME prices increased to record levels in the first half of 2007. The highest daily spot price reached $54,200 per tonne on May 16, 2007. Sales volumes increased by 8% to 13 thousand tonnes in the year ended December 31, 2007 from 12 thousand tonnes in the year ended December 31, 2006 due to the overall increase of production volumes at Southern Urals Nickel Plant.

Nickel supplies to the steel segment increased by $46.5 million, or 58.6%, to $125.8 million in the year ended December 31, 2007 from $79.3 million in the year ended December 31, 2006, due to an increase in sales prices. There were no significant changes in intersegment sales volumes.

Ferrosilicon sales were $29.0 million in the year ended December 31, 2007 compared to none in the year ended December 31, 2006, due to the acquisition of Bratsk Ferroalloy Plant in August 2007.

Excluding intersegment sales, export sales were 93.7% of ferroalloys segment sales in the year ended December 31, 2007 compared to 99.5% in the year ended December 31, 2006. The decrease in the proportion of our export sales was due to the acqusition in August 2007 of Bratsk Ferroalloy Plant, whose domestic sales in the period from August 2007 to December 2007 constituted 89.6% of its total sales.

Power segment

Our power segment revenues increased almost four-fold by $475.2 million to $598.5 million in the year ended December 31, 2007 from $123.3 million in the year ended December 31, 2006. The increase in power segment revenues was principally due to the acquisition of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in the second quarter of 2007, which resulted in an almost four-fold increase in segment revenues from sales to third parties of $446.7 million.

Prior to our acquisition of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in the second quarter of 2007, our power segment consisted of intersegment and third-party sales of electricity produced by co-generation units burning blast furnace gas and coal gas produced as a byproduct of industrial processes at our Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant, Southern Kuzbass Coal Company and Mechel-Coke.

Southern Kuzbass Power Plant contributed $1.8 million to the power segment revenues through power generation capacity sales to third parties in the second half of 2007.

Cost of goods sold and gross profit

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

	Year Ended		Year Ended
	December 31, 2007		December 31, 2006
		% of Segment		% of Segment
Cost of Goods Sold and Gross Margin by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Cost of goods sold	1,008,485	51.2%	830,632	61.3%
Gross margin	962,484	48.8%	523,653	38.7%
Steel segment
Cost of goods sold	3,374,420	76.4%	2,240,001	72.6%
Gross margin	1,040,072	23.6%	843,653	27.4%
Ferroalloys segment
Cost of goods sold	253,725	39.9%	174,675	51.4%
Gross margin	382,931	60.1%	165,073	48.6%
Power segment
Cost of goods sold	393,153	65.7%	110,273	89.4%
Gross margin	205,362	34.3%	13,049	10.6%

Mining segment

Mining segment cost of goods sold increased by $177.9 million, or 21.4%, to $1,008.5 million in the year ended December 31, 2007 from $830.6 million in the year ended December 31, 2006. Mining segment gross margin increased from 38.7% in the year ended December 31, 2006 to 48.8% in the year ended December 31, 2007. The increase in the mining segment gross margin was principally due to the increase in coking coal and iron ore sales prices in both export and domestic markets, an increase in nickel and steam coal sales prices in export markets and a decrease in the production cash costs of coking coal concentrate at Southern Kuzbass Coal Company by 3.0% due to an increase in production volumes and a corresponding apportionment of fixed costs to larger production volumes. The production cash costs of steam coal and steam coal concentrate remained flat. Cash costs of production of iron ore increased by 38.9% due to an increase in electricity prices, production personnel wages and the prices of mining supplies used in coal and iron ore production, such as spare parts and equipment, fuel and explosives.

Steel segment

Steel segment cost of goods sold increased by $1,134.4 million, or 50.6%, to $3,374.4 million in the year ended December 31, 2007 from $2,240.0 million in the year ended December 31, 2006. Steel segment cost of goods sold was 76.4% of the segment’s revenues in the year ended December 31, 2007, as compared to 72.6% in the year ended December 31, 2006, resulting in a decrease in gross margin from 27.4% to 23.6%. Such decrease was primarily attributable to an increase in production costs during the period under review in this section, which was itself due to the growth in raw materials prices, particularly the prices of nickel and coking coal.

Ferroalloys segment

Ferroalloys segment cost of goods sold increased by $79.1 million, or 45.3%, to $253.7 million in the year ended December 31, 2007, from $174.7 million in the year ended December 31, 2006. Ferroalloys segment gross margin percentage increased from 48.6% in the year ended December 31, 2006 to 60.1% in the year ended

December 31, 2007. The increase in the ferroalloys segment gross margin was principally due to increase of nickel prices on export markets. Production cash costs of nickel increased by 38.9% due to the increases in the prices of raw materials used in nickel production such as coke, pyrites and limestone.

Power segment

Power segment cost of goods sold increased by $282.9 million, or 256.5%, to $393.2 million in the year ended December 31, 2007 from $110.3 million in the year ended December 31, 2006. Power segment gross margin increased from 10.6% in the year ended December 31, 2006, to 34.3% in the year ended December 31, 2007. The increase in the power segment gross margin principally reflected the acquisition of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in the second quarter of 2007, which generated higher profits than those of previously existing co-generation assets at our production facilities. The new assets also have incurred high electricity transmission costs that are included in the selling and distribution expenses for the power segment, as set forth below.

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $307.5 million, or 37.9%, to $1,119.4 million in the year ended December 31, 2007 from $811.9 million in the year ended December 31, 2006. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 16.7% in the year ended December 31, 2007, as compared to 18.5% in the year ended December 31, 2006. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write-offs of property, plant and equipment, allowance for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2007 and 2006, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2007		December 31, 2006
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Selling and distribution expenses	241,090	12.2%	213,511	15.8%
Taxes other than income tax	3,815	0.2%	32,913	2.4%
Accretion expense	1,071	0.1%	2,144	0.2%
Allowance for doubtful accounts	(1,441)	(0.1)%	(43)	(0.0)%
General, administrative and other operating expenses	146,480	7.4%	84,087	6.2%

Total	391,015	19.8%	332,612	24.6%

Steel segment
Selling and distribution expenses	194,855	4.4%	202,391	6.6%
Taxes other than income tax	71,243	1.6%	44,515	1.4%
Loss on write-off of property, plant and equipment	—	—	2,418	0.1%
Accretion expense	1,708	0.0%	5,089	0.2%
Allowance for doubtful accounts	3,602	0.1%	2,853	0.1%
General, administrative and other operating expenses	231,403	5.2%	199,834	6.5%

Total	502,811	11.4%	457,100	14.8%

	Year Ended		Year Ended
	December 31, 2007		December 31, 2006
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Ferroalloys segment
Selling and distribution expenses	3,400	0.5%	729	0.2%
Taxes other than income tax	7,528	1.2%	4,419	1.3%
Accretion expense	322	0.1%	200	0.1%
Allowance for doubtful accounts	2	0.0%	(72)	(0.0)%
General, administrative and other operating expenses	21,572	3.4%	12,501	3.7%

Total	32,824	5.2%	17,777	5.2%

Power segment
Selling and distribution expenses	182,466	30.5%	2,270	1.8%
Taxes other than income tax	1,408	0.2%	293	0.2%
Allowance for doubtful accounts	(752)	(0.1)%	(16)	(0.0)%
General, administrative and other operating expenses	9,613	1.6%	1,853	1.5%

Total	192,735	32.2%	4,400	3.6%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $27.6 million in line with sales volume increases in 2007. As a percentage of mining segment revenues, selling and distribution expenses decreased from 15.8% to 12.2% due to an increase in the share of sales on delivery where transportation expenses are paid by the customer.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax decreased by $29.1 million, or 88.4%, to $3.8 million in the year ended December 31, 2007 from $32.9 million in the year ended December 31, 2006. The decrease was mainly due to the reversal of a $25.7 million tax liability related to Korshunov Mining Plant in respect of mineral extraction taxes and social taxes for prior periods. On December 18, 2007, the Supreme Arbitration Court of the Russian Federation issued an order in our favor that clarified an aspect of tax law that was previously uncertain, resulting in a reduction in our mineral extraction tax liability for the years 2003-2007. In addition, on April 7, 2008, the Federal Arbitration Court in Moscow issued an order in our favor requiring the tax authorities to pay interest to us in respect of overpaid social taxes previously assessed for the period from August 2004 to February 2007.

Allowance for doubtful accounts decreased by $1.4 million, or 3,253.5%, to $1.4 million income in the year ended December 31, 2007 from income of $43.0 thousand in the year ended December 31, 2006, due to an improvement in our collection of trade receivables.

General, administrative and other expenses, consisting of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overhead and other expenses, increased by $62.4 million, or 74.2%, to $146.5 million in the year ended December 31, 2007 from $84.1 million in the year ended December 31, 2006, representing an increase as a percentage of segment revenues from 6.2% to 7.4%. Salaries and related social taxes increased by $32.0 million, or 71.5%, to $76.7 million in the year ended December 31, 2007 from $44.8 million in the year ended December 31, 2006, mainly due to indexation of salary rates to inflation at our production companies, increases in management bonuses and an increase in employee headcount in connection with the Yakutugol acquisition which accounted for additional salaries and related social taxes of $11.2 million. Legal and consulting fees and insurance services increased by $2.0 million, or 23.3%, to $10.5 million in the year ended December 31, 2007 from $8.5 million in the year ended December 31, 2006, due to increases in consulting fees. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $5.9 million, or 57.8%, to $16.1 million in the year ended December 31, 2007 from $10.2 million in the year ended December 31, 2006. Depreciation increased by $2.3 million, or 91.1%, to $4.8 million in the year ended December 31, 2007 from $2.5 million in the year ended December 31, 2006, due to the overall expansion of segment activities in 2007. Social expenses increased by $14.3 million, or 128.2%, to $25.4 million in the year ended December 31, 2007 from $11.1 million in the year ended December 31, 2006, mainly due to expansion of our socially-oriented activities in various regions of Russia as well as social programs for our employees. Other administrative and operating expenses increased by $6.0 million due to overall expansion of segment activities.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by $7.5 million, or 3.7%, to $194.9 million in the year ended December 31, 2007 from $202.4 million in the year ended December 31, 2006. The decrease is explained by an increase in the share of export sales on delivery terms where transportation expenses are paid by the customer.

Taxes other than income tax increased by $26.7 million, or 60.0%, to $71.2 million in the year ended December 31, 2007 from $44.5 million in the year ended December 31, 2006. As a percentage of segment revenues, these taxes increased from 1.4% to 1.6%. Property and land taxes increased by $9.3 million, or 26.2%, to $44.8 million in the year ended December 31, 2007 from $35.5 million in the year ended December 31, 2006, due to an increase in the property tax base (as a result of putting new fixed assets into operation). In the year ended December 31, 2007, we incurred $10.1 million in tax penalties and fines assessed in prior-period tax audits at our Chelyabinsk Metallurgical Plant. The remaining increase of $7.3 million was caused mainly by the increase of non-reimbursable VAT expenses at Chelyabinsk Metallurgical Plant. The majority of these expenses are related to non-reimbursable VAT on railway charges that increased in line with the increase in rail freight carriage prices.

Allowance for doubtful accounts increased by $0.7 million, or 26.3%, to $3.6 million in the year ended December 31, 2007 from $2.9 million in the year ended December 31, 2006, due to changes in our estimate of bad debts as of the respective period end dates based on the ageing of the balances.

General, administrative and other expenses increased by $31.6 million, or 15.8%, to $231.4 million in the year ended December 31, 2007 from $199.8 million in the year ended December 31, 2006, and decreased as a percentage of segment revenues from 6.5% in the year ended December 31, 2006, to 5.2% in the year ended December 31, 2007. Payroll and related social taxes increased by $28.7 million, or 34.8%, to $111.2 million in the year ended December 31, 2007 from $82.5 million in the year ended December 31, 2006, mainly due to indexation of salary rates to inflation at our production companies and also due to increases in management bonuses. Social expenses (including pension obligations) increased by $3.7 million, or 18.9%, to $23.3 million in the year ended December 31, 2007 from $19.6 million in the year ended December 31, 2006, due to expansion of our social activities in various regions of Russia as well as social programs for our employees. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $12.3 million, or 52.3%, to $35.9 million in the year ended December 31, 2007 from $23.6 million in the year ended December 31, 2006, primarily due to the overall expansion of segment activities in 2007. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services increased by $2.2 million, or 13.9%, to $18.4 million in the year ended December 31, 2007 from $16.2 million in the year ended December 31, 2006, due to increases in consulting fees. Other administrative expenses increased by $8.6 million, or 52.3%, to $21.5 million in the year ended December 31, 2007 from $12.9 million in the year ended December 31, 2006, mainly due to an increase in the number of administrative departments at our Chelyabinsk Metallurgical Plant. These increases in expenses were partially offset by recognition of income from reductions in asset retirement obligations at our Chelyabinsk Metallurgical Plant of $19.7 million based on expert consultants’ review of our capital improvements program for Chelyabinsk Metallurgical Plant and planned changes aimed at minimizing environmental impact.

Ferroalloys segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $2.7 million, or 366.4% to $3.4 million in the year ended December 31, 2007 from $0.7 million in the year ended December 31, 2006 due to our acquisition of Bratsk Ferroalloy Plant in August 2007.

Taxes other than income tax increased by $3.1 million, or 70.4% to $7.5 million in the year ended December 31, 2007 from $4.4 million in the year ended December 31, 2006 due to our write-off of VAT receivable at Yuzhpolimetall of $4.3 million in the course of liquidation of this subsidiary.

General, administrative and other expenses increased by $9.1 million, or 72.6%, to $21.6 million in the year ended December 31, 2007 from $12.5 million in the year ended December 31, 2006. Payroll and related social taxes increased by $4.4 million, or 68.5% to $10.9 million in the year ended December 31, 2007 from $6.5 million in the year ended December 31, 2006 due to expansion of social programs for employees at our Southern Urals Nickel Plant. Social expenses (including pension expenditures) increased by $1.3 million, or 53.6%, to $3.7 million in the year ended December 31, 2007 from $2.4 million in the year ended December 31, 2006 due to expansion of social programs for employees at Southern Urals Nickel Plant. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $1.6 million, or 85.5%, to $3.5 million in the year ended December 31, 2007 from $1.9 million in the year ended December 31, 2006, primarily due to the overall expansion of segment activities in 2007. Professional expenses, including auditing, accounting, legal and engineering fees, and insurance services increased by $1.2 million, or 119.0% to $2.2 million in the year ended December 31, 2007 from $1.0 million in the year ended December 31, 2006 due to the increase in consulting fees. Other administrative and operating expenses increased by $0.6 million due to overall expansion of segment activities.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for usage of the power grid, over which electricity is distributed to end consumers. These costs are incurred by all power distribution companies under agreements between such companies and the grid operator. These expenses increased by $180.2 million, to $182.5 million in the year ended December 31, 2007 from $2.3 million in the year ended December 31, 2006, due to the acquisition of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in the second quarter of 2007. The increase of all other expenses in this segment were due to the acquisition of new assets.

Operating income

As a result of the factors described above, consolidated operating income increased by $671.9 million, or 92.6%, to $1,397.6 million in the year ended December 31, 2007 from $725.7 million in the year ended December 31, 2006. Operating income as a percentage of consolidated revenues increased from 16.5% in the year ended December 31, 2006 to 21.0% in the year ended December 31, 2007, due primarily to an increase in gross margin as a result of more favorable market conditions for the steel and mining segments.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2007		December 31, 2006
		% of Segment		% of Segment
Operating Income by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment	571,469	29.0%	191,041	14.1%
Steel segment	537,261	12.2%	386,553	12.5%
Ferroalloys segment	350,107	55.0%	147,296	43.4%
Power segment	12,627	2.1%	8,649	7.0%
Elimination of intersegment unrealized profit	(73,871)		(7,841)

Consolidated operating income	1,397,593		725,698

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investments, interest income, interest expense, gain on revaluation of trading securities, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2007 and 2006, including as a percentage of revenues.

	Year Ended		Year Ended
	December 31, 2007		December 31, 2006
		% of Segment		% of Segment
Other Income and Expense, Net	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Income (loss) from equity investments	8	0.0%	(9,858)	(0.2)%
Interest income	12,278	0.2%	8,314	0.2%
Interest expense	(98,976)	(1.5)%	(38,183)	(0.9)%
Gain on revaluation of trading securities	—	—	50,688	1.2%
Other income, net	19,844	0.3%	69,401	1.6%
Foreign exchange gain	54,700	0.8%	58,773	1.3%

Total	(12,146)	(0.2)%	139,135	3.2%

Income from equity investments for the year ended December 31, 2007 included $6.1 million from our share in income of our equity investments (excluding Yakutugol) offset by our share in Yakutugol losses of $6.1 million for the period from January 1, 2007 to October 19, 2007, a net effect of $8 thousand. We started to consolidate the results of operations of Yakutugol fully from October 19, 2007 after our acquisition of control of Yakutugol. Income from equity investments increased by $9.9 million, or 100.1%, to $8 thousand in the year ended December 31, 2007 from a loss of $9.9 million in the year ended December 31, 2006 due mainly to the improvement in Yakutugol’s performance due to the more favorable situation on both Russian and international coal markets.

Interest income increased by $4.0 million, or 47.7%, to $12.3 million in the year ended December 31, 2007 from $8.3 million in the year ended December 31, 2006 due to higher average cash balances held in short-term deposits with financial institutions during 2007 by our Russian subsidiaries.

Interest expense increased by $60.8 million, or 159.2%, to $99.0 million in the year ended December 31, 2007 from $38.2 million in the year ended December 31, 2006. The increase was principally due to higher average loan balances of our companies in 2007, particularly in respect of working capital loans extended to our production and trading companies.

In the year ended December 31, 2007 we recorded other income of $19.8 million, primarily consisting of gain due to the release of an accounting provision in respect of a $10.7 million tax liability relating to our Korshunov Mining Plant due to our successful challenge of a tax assessment relating to mineral extraction tax, income from release of prior-period tax provisions for Mechel International Holdings AG of $9.3 million, income on other sales of $10.7 million and gain on forgiveness of taxes at Southern Kuzbass Coal Company and Mechel Campia Turzii S.A. (“Mechel Campia Turzii”) of $8.3 million, partially offset by the loss on sales of investments by Moscow Coke and Gas Plant of $13.4 million. In the year ended December 31, 2006, we recorded other income of $69.4 million, primarily consisting of gains related to the forgiveness of tax liabilities (including fines and penalties) in our Russian and Romanian subsidiaries of $69.8 million ($44.6 million in Mechel Targoviste S.A. (“Mechel Targoviste”), $9.0 million in Chelyabinsk Metallurgical Plant, $5.9 million in Beloretsk Metallurgical Plant and $5.8 million in Southern Urals Nickel Plant).

Gain (loss) on revaluation of trading securities arose from the revaluation of investments held by Moscow Coke and Gas Plant. These were investments in shares of leading Russian banks and oil and gas companies, which are traded on various Russian exchanges. The investments were sold in the second quarter of 2007 in accordance with our plans to divest non-core activities.

Foreign exchange gain decreased by $4.1 million, or 6.9%, to $54.7 million in the year ended December 31, 2007 from $58.8 million in the year ended December 31, 2006, due to gains from the downward revaluation of U.S. dollar-denominated liabilities of our Russian subsidiaries.

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

Income from continuing operations

Income from continuing operations increased by $310.2 million, or 51.5%, to $912.9 million in the year ended December 31, 2007 from $602.7 million in the year ended December 31, 2006, due to the factors explained above.

Net income

For the reasons set forth above, our consolidated net income increased by $309.8 million, or 51.4%, to $913.0 million in the year ended December 31, 2007 from $603.2 million in the year ended December 31, 2006.

Liquidity and Capital Resources

Capital requirements

Our principal ongoing financing requirements are to finance our mining, steel, ferroalloys and power operations and to fund the following major activities:

•	future growth through acquisitions;

•	capital expenditures, including the purchase of equipment and the modernization of our facilities; and

•	retirement of our short-term and current portions of our long-term debt.

We anticipate that our capital expenditures and repayments of a current portion of our long-term outstanding debt will represent the most significant uses of funds for the next several years. See “— Going Concern” above for a discussion of refinancing of our indebtedness.

We continue to consider acquisitions as one of our major growth strategies. Historically, funding of acquisitions has come from cash flows from existing operations, external financing sources and our shareholders in the form of contributions to our charter capital.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Having completed major reconstruction of key production facilities in 2006-2008, we expect to halve our capital expenditures during 2009, with the goal of maintaining capacity at 2008 levels. We are focusing our capital expenditure program on the implementation of the investment projects which our management views as key to carrying out our business strategy. We may undertake other projects assigned a lower priority under our current capital investment plans if sources of long-term financing can be secured on favorable terms. See “Item 4. Information on the Company — Capital Improvements Program” for the objectives of our capital improvements program and its details. Over the next four years, i.e., through 2012, we expect our capital expenditures on our metals production facilities to total approximately $892 million, approximately 77% of which will be in 2009-2010 and approximately 23% in 2011-2012. We intend to direct approximately $1.4 billion for the construction of a rail branch line to the Elga coal deposit and the development of the Elga coal deposit until 2011. We intend to finance our capital investments with cash flow from operations and external financing sources attracted for specific projects.

Our total outstanding debt as of December 31, 2008 was $5,369.2 million. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2008, we paid dividends for 2007 in an amount equal to $468 million, which accounted for approximately 51% of our annual net income in 2007, as determined under U.S. GAAP and in accordance with our dividend policy established in March 2006. See “Item 8. Financial Information — Dividend Distribution Policy.”

Capital resources

We plan to finance our capital requirements through a mix of cash flows generated by our business, as well as external debt and offerings of securities in the international capital markets, such as equity and equity-related securities. For financing of our investment program we have also relied on export credit agency financing. We do not use off-balance sheet financing arrangements. See “— Going Concern” above for a discussion of our future capital resources.

Net cash provided by operating activities was $2,229.9 million, $905.0 million and $554.9 million in the years ended December 31, 2008, 2007 and 2006, respectively. The operating cash inflows were derived from payments received from sales of our mining, steel, ferroalloys and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

We define net working capital as changes in accounts receivable, inventories, trade payables, advances received, accrued taxes and other liabilities, settlements with related parties, current assets and liabilities of discontinued operations, deferred revenue and cost of inventory in transit, prepayments to non-state pension funds, unrecognized income tax benefits and other current assets.

We had a working capital deficiency of $3,596.3 million as of December 31, 2008. The decrease in working capital was primarily due to an increase in current liabilities of $4,014.3 million attributable to short-term debt, including current portion of long-term debt of $2,158.9 million with loan covenant violations, used to finance our acquisitions. Our net working capital requirements increased by $19.4 million, or 5.5%, to $369.4 million in the year ended December 31, 2008 from a $350.0 million working capital requirements in the year ended December 31, 2007, reflecting:

•	an increase in accounts receivable of $140.5 million primarily due to an overall increase in sales revenues in 2008 and the expansion of our business across our segments. At the same time, a significant increase in allowance for doubtful accounts in 2008 is due to our increased exposure to losses on our accounts receivable because of the global financial crisis. A substantial portion of such increase is related to the fourth quarter and attributable to several customers experiencing liquidity problems. A significant decrease in coking coal sales prices led to a corresponding decrease in accounts receivable of our major subsidiaries in the mining segment;

•	an increase in inventories of $658.9 million due to a significant increase in stock of finished goods held at Mechel-Service, Mechel Carbon and Mechel Trading AG warehouses as of December 31, 2008. The main reasons for the change in the stock level are a decrease in customer demand and management’s decision to reduce sales volumes due to low prices;

•	a decrease in advances received of $6.2 million due to the overall decrease in sales through our domestic subsidiaries engaged in trading, which was partly offset by the increase in advances received of our export traders pursuant to our policy of promoting sales on a prepayment basis;

•	an increase in accounts payable of $594.6 million was due to our attempt to manage working capital requirements by offsetting increased accounts receivable balances from customers. Following this policy we extended our payment period in contracts with suppliers of goods and services;

•	a decrease in accrued taxes and other liabilities of $8.4 million due to a reduction in taxes payable to budget and non-budget funds. Cost of goods sold increased across all segments in the year ended December 31, 2008, resulting in a decrease in the income tax base;

•	an increase in other current assets of $79.2 million due to the increase in tax prepayments, primarily related to corporate income tax in Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company, Mechel Trading House, Mechel-Service and Yakutugol, which was partly offset by a decrease in Southern Urals Nickel Plant’s bank deposits held as of December 31, 2007; and

•	an increase in settlements with related parties of $9.3 million due to an increase in trading activity with Toplofikatsia Rousse, which consumes steam coal from Southern Kuzbass Coal Company.

Our net working capital requirements increased by $186.9 million, or 114.5%, to $350.0 million in the year ended December 31, 2007 from $163.2 million in the year ended December 31, 2006, reflecting:

•	an increase in accounts receivable of $118.1 million due to an overall increase in sales revenues and expansion of our business across our segments;

•	an increase in inventories of $254.3 million due to growth in planned production and increasing prices of metals, coal and nickel, which constitute finished goods and are reported in part as inventory;

•	a decrease in trade payables of $19.9 million due to steps taken by management to improve cost efficiency, in particular an increase in intersegment sales volumes aimed at making fuller use of vertical integration;

•	a decrease in advances received of $56.7 million due to the increase of share of sales on credit terms basis in accordance with our strategy to sell directly to customers, avoiding traders and various intermediaries;

•	a decrease in accrued taxes and other liabilities of $67.2 million due to positive changes in tax liabilities, primarily resulting from a release of tax liability related to the reporting period ended December 31, 2004, in Mechel International Holdings AG, a refund of mineral extraction taxes overpaid by Korshunov Mining Plant for the years from 2003 to 2007 and payments of corporate income tax by our companies, primarily Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant and Moscow Coke and Gas Plant; and

•	a decrease in trading securities of $257.2 million following a sale of investments in leading Russian banks and gas and oil companies carried out by Moscow Coke and Gas Plant in accordance with our plans to divest non-core activities.

Our net working capital requirement was $163.2 million in 2006, reflecting primarily:

•	an increase in inventories of $159.1 million due to an increase in raw materials balances in our steel segment companies due to an increase in production volumes and an increase in construction materials balances at Southern Kuzbass Coal Company related to the beginning of construction works at the New-Olzherassk mine;

•	a decrease in trade payables of $47.9 million due to steps taken by management to improve cost efficiency, in particular an increase in intersegment sales volumes aimed at making fuller use of vertical integration; and

•	an increase of advances received by $43.5 million due to an increase in the value of sales contracts entered into on a prepayment basis.

Net cash used in investing activities was $3,301.1 million in the year ended December 31, 2008 and $3,410.5 million in the year ended December 31, 2007. Substantially all of the cash used for investing activities in the years ended December 31, 2008 and 2007 related to the acquisition of businesses, mineral licenses and property, plant and equipment. Expenditures related to the acquisition of businesses, equity method investments and minority interests in our subsidiaries amounted to $2,141.8 million and $2,565.1 million in the years ended December 31, 2008 and 2007, respectively. Capital expenditures relating to purchases of property, plant and equipment and purchases of mineral licenses have steadily increased and amounted to $1,171.3 million and $833.5 million in the years ended December 31, 2008 and 2007, respectively.

Net cash provided by financing activities was $1,299.0 million in the year ended December 31, 2008 and $2,549.9 million in the year ended December 31, 2007. We received short-term debt proceeds of $5,593.5 million and repaid short-term debt of $3,856.1 million in the year ended December 31, 2008, and received short-term debt proceeds of $4,047.4 million and repaid short-term debt of $3,156.4 million in the year ended December 31, 2007.

During the year ended December 31, 2008, Mechel obtained a loan in the amount of $1,500.0 million to finance acquisition of 100% of Oriel Resources plc. Chelyabinsk Metallurgical Plant and Mechel Trading House obtained credit lines from Gazprombank in the amount of $1,939.5 million to finance operating activities and repaid existing facilities in the amount of $1,930.7 million. During the year ended December 31, 2008, Southern Kuzbass Coal Company obtained a credit line from VTB (Kemerovo) of $346.0 million, which has been fully utilized and remained outstanding as of December 31, 2008. The remaining amount of short-term debt proceeds for the period was from loan receipts obtained by our subsidiaries from various banks to finance operating activities.

Net cash provided by financing activities was $2,549.9 million in the year ended December 31, 2007. We received short-term debt proceeds of $4,047.4 million and repaid short-term debt of $3,156.4 million in the year ended December 31, 2007. In December 2007, we obtained long-term debt financing in the form of a U.S. dollar-denominated syndicated loan in the total principal amount of $2.0 billion for the purpose of refinancing our short-term loans incurred to finance the acquisition of Yakutugol and Elgaugol. In 2007, we also paid dividends in the amount of $317.9 million.

Net cash used in financing activities was $162.8 million in the year ended December 31, 2006. We received short-term debt proceeds of $883.3 million and repaid short-term debt of $1,116.8 million in the year ended December 31, 2006. In 2006, we issued a seven year ruble-denominated bond, the proceeds of which amounted to $189.9 million, and received additional long-term financing amounting to $415.3 million. These funds were used to finance modernization of our metallurgical and mining assets and new acquisitions. During 2006, our short-term debt decreased by $233.5 million and we paid dividends in the amount of $189.6 million.

Liquidity

Short-term debt (short-term borrowings and current portion of long-term debt) increased by $4,014.3 million, or 353.7%, to $5,149.4 million as of December 31, 2008 from $1,135.1 million as of December 31, 2007. This increase was attributable to the receipt of short-term ruble-denominated loans provided by Sberbank, Alfa-Bank and VTB bank to various subsidiaries, as well as receipt of a short-term U.S. dollar-denominated bridge loan provided to Mechel for the Oriel acquisition. In addition, long-term debt in amount of $1,563.6 million was classified as current portion due to our breach of covenants. We do not have the resources to enable us to repay the total of these loans if repayment were called. See “— Going Concern” above and “— Covenant breaches” below.

Long-term debt net of current portion decreased by $2,102.1 million, or 90.5%, to $219.8 million as of December 31, 2008 from $2,321.9 million as of December 31, 2007. This decrease was attributable to the increase in the short-term portion of the long-term debt repayable within one year from $97.6 million as of December 31, 2007 to $2,208.1 million as of December 31, 2008. The percentage of our outstanding debt with maturities within two to four years decreased to 3.5% as of December 31, 2008 from 54.5% as of December 31, 2007.

We had cash and cash equivalents of $254.8 million as of December 31, 2008 and $236.8 million as of December 31, 2007. Our cash and cash equivalents were held in rubles (28.5% and 71.9% as of December 31, 2008 and December 31, 2007, respectively) and U.S. dollars, euros and certain other currencies of the CIS and Eastern Europe.

As of December 31, 2008 and December 31, 2007, we had unused credit lines of approximately $684.9 million and $211.4 million, respectively, out of total available credit lines of $6,054.2 million and $3,668.4 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 7.4% and 6.2% as of December 31, 2008 and December 31, 2007, respectively. See “— Going Concern” above for a discussion of our future capital resources.

The following table summarizes our liquidity as of December 31, 2008, 2007 and 2006.

	December 31,	December 31,	December 31,
Estimated Liquidity	2008	2007	2006
	(In millions of U.S. dollars)

Cash and cash equivalents	254.8	236.8	172.6
Amounts available under credit facilities	684.9	211.4	198.4

Total estimated liquidity	939.7	448.2	371.0

Our working capital decreased by $3,841.9 million, or 1,564.0%, to working capital deficiency of $3,596.3 million as of December 31, 2008 from $245.6 million as of December 31, 2007. The decrease in working capital was primarily due to an increase in current liabilities of $4,014.3 million attributable to short-term debt, including current portion of long-term debt of $2,158.9 million with loan covenant violations, used to finance our acquisitions.

We have significant debt that we do not have the ability to repay without its refinancing or restructuring. As also disclosed, we have not complied with certain covenants of our major loan agreements with banks. We are dependent upon reaching agreements with our banks to refinance or restructure our debt obligations. Our opinion concerning liquidity and capital resources and our ability to avail ourselves in the future of the financing options mentioned in the forward looking statements contained in this document are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing, in addition to the global financial climate, include our performance (as measured by various factors including cash provided from operating activities), levels of inventories and accounts receivable, the state of international debt and equity markets, investor perceptions about Russia and other emerging markets and expectations of past and future performance, and, in particular, with respect to borrowings, the level of our outstanding debt and credit ratings by rating agencies.

Covenant breaches

Our loan agreements contain a number of covenants and restrictions, which include, but are not limited to financial ratios, maximum amount of debt, and cross-default provisions. The covenants also include, among other restrictions, limitations on (1) indebtedness of certain companies in the group, and (2) amounts that can be expended for new investments and acquisitions. Covenant breaches generally permit lenders to demand accelerated repayment of principal and interest.

As of December 31, 2008, we breached a number of financial and non-financial covenants in various loan agreements, including “Shareholder’s Equity to Net Borrowings,” “Financial Indebtedness to Tangible Net Worth,” cash turnover ratio, pledges and overdue payable limits, limits on tax claims, etc.

As of December 31, 2008, we had the following debt covenant violations related to the most significant long-term debt and short-term loan arrangements:

•	we are not in compliance with certain financial ratios (specifically, “Shareholder’s Equity to Net Borrowings” ratio set at a level of 1.0:1.15 while our actual ratio as of December 31, 2008 was 1:1.29) and other operational covenants defined in the “Yakutugol” syndicated loan agreement and “Oriel” credit facility agreement. To-date no acceleration notice has been received from the lenders in respect of amounts outstanding;

•	Southern Kuzbass Coal Company failed to meet the limit of $15.0 million on overdue payables to third parties under the long-term credit lines agreements signed with Raiffeisenbank. The outstanding amount of such debt as of December 31, 2008 is $31.5 million. Southern Kuzbass Coal Company also breached a covenant relating to the level of guarantor’s equity requirements for the long-term U.S. dollar-denominated loan provided by Unicreditbank. The outstanding amount of such debt as of December 31, 2008 was $40.0 million. To-date no acceleration notice has been received from the lenders in respect of amounts outstanding;

•	Izhstal was not in compliance with the financial ratios under the long-term loan agreements signed with Fortis bank and ABN-AMRO Bank, which had outstanding balances of $21.2 million and $9.1 million, respectively. The “Shareholder’s Equity to Net Borrowings” ratio was set at a level of 1.0:1.10, while our actual ratio as of December 31, 2008 was 1.0:1.29. To-date no acceleration notice has been received from the lenders in respect of amounts outstanding;

•	We and our subsidiary Oriel received a request from the lenders under the long-term U.S. dollar-denominated facility agreement with WestLB AG regarding early repayment of the outstanding amount of $84.8 million due to the breach of certain financial and other covenants. We have agreed with WestLB to repay the full amount outstanding on June 30, 2009, which we intend to do on that date. The amount of debt with loan covenant violations includes a current portion of $11.3 million and $73.5 million reclassified from a long-term portion due to such covenant violations;

•	Chelyabinsk Metallurgical Plant breached a number of financial covenants under the loans provided by Fortis, ABN-AMRO and ING Bank in the total amount of $10.7 million as of December 31, 2008. Fortis and ING banks set a “Shareholder’s Equity to Net Borrowings” ratio at a level of 1.0:1.0. Our ratio as of December 31, 2008 amounted to 1.0:1.29 and was not in compliance with the agreement terms. Chelyabinsk Metallurgical Plant failed to meet the limit of $10.0 million on overdue payables to the third parties and maintain agreed pledge level of $100.0 million under the long-term credit agreement signed with ABN-AMRO. To-date no acceleration notice has been received from the lenders in respect of amounts outstanding;

•	Chelyabinsk Metallurgical Plant breached a cash turnover covenant for short-term loans signed with Sberbank and Gazprombank. The outstanding balances under the mentioned agreements as of December 31, 2008 were $112.3 million and $75.3 million, respectively. The covenants under the short-term loan agreement with Alfa-bank were breached due to violation of limits for the pledges and tax claims. The corresponding amount of the balance as of December 31, 2008 amounted to $149.3 million. The loans with Alfa-bank were subsequently fully repaid in March 2009. To-date no acceleration notice has been received from the lenders in respect of amounts outstanding; and

•	Mechel Trading House and Mechel Service breached cash turnover covenants related to short-term loans provided by Gazprombank. The outstanding amounts of the loans as of December 31, 2008 were is $134.7 million and $102.1 million, respectively. To-date no acceleration notice has been received from the lenders in respect of amounts outstanding.

The total amount of long-term debt with breached covenants amounted to $1,563.6 million, which was classified as long-term debt with loan covenant violations within current liabilities as of December 31, 2008.

We sent waiver requests to our lenders relating to the violation of the various required financial ratios and other matters, and requested amendment of the various financial ratios and other covenants for future periods. However, to-date no such waivers have been received. We cannot assure you that our breach of financial and other covenants in our loan agreements will not result in new and renewed demands from our lenders for acceleration of our loan repayment obligations or related litigation, including as a result of cross defaults. See “Item 3. Key Information — Risk Factor — Risk Relating to Our Financial Condition and Financial Reporting — We could be materially adversely affected if our lenders accelerate our debt due to our current and future failures to comply with our loan agreements.”

Description of Certain Indebtedness

Oriel Resources Facility Agreement

General

On March 20, 2008, Mechel entered into a short-term loan facility agreement with ABN AMRO Bank N.V. and Merrill Lynch International as mandated lead arrangers, ABN AMRO Bank N.V. and Merrill Lynch International Bank Limited as original lenders and The Royal Bank of Scotland plc as an agent. The loan facility was extended to finance the consideration and costs associated with our acquisition of Oriel Resources. The loan facility was made available to us in an aggregate amount equivalent to $1,500.0 million and was due in one year. We fully utilized the loan facility on June 23, 2008. The lenders extended the due date of the facility to July 15, 2009.

Interest rate and interest period

Funds drawn down under the loan facility bear interest at a specified margin over the London Interbank Offered Rate (“LIBOR”) plus a percentage rate per year calculated by the facility agent that is designed to compensate the lender for certain compliance costs. Accrued interest is payable on the last day of each one, three or six month interest period, or such other period as we determine in our sole discretion.

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

Guarantee

Our obligations under the loan facility agreement are guaranteed by Mechel-Finance, Yakutugol, Mechel Trading House and Mechel Trading AG, and the facility agreement contains provisions for the accession of additional guarantors, including Oriel Resources. The facility is unsecured but we have granted, subject to certain exemptions, a negative pledge on our properties and assets.

Covenants and other matters

Under the facility agreement Mechel must provide for: the ratio of its consolidated net borrowings to EBITDA not to exceed 3 (the actual ratio as of December 31, 2008 was 2.53), the ratio of its EBITDA to consolidated interest payments not to fall below 4 (the actual ratio as of December 31, 2008 was 6.32) and the ratio of its consolidated net borrowings to shareholder’s equity not to exceed 1.15:1.0 at any time up to and including March 31, 2009 and 1:1 thereafter (the actual ratio as of December 31, 2008 was 1.29). The facility agreement also contains a negative pledge which prohibits, subject to certain exceptions, us or any of our subsidiaries from creating or allowing to exist any mortgage, pledge, lien, charge, assignment, hypothecation or any other arrangement having a similar effect in relation to our fixed assets, inventories and receivables.

The loan facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

We were in breach of certain of financial covenants under this loan agreement as of December 31, 2008. We have agreed with the lenders the basic principles for amending the loan facility agreement and expect that such amendments will be executed by July 15, 2009.

The facility agreement is governed by English law.

Credit Facility Agreements for Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Southern Urals Nickel Plant

General

On December 10, 2007, our subsidiaries Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Southern Urals Nickel Plant (the “Borrowers”) each entered into a separate credit facility agreement with ABN AMRO Bank N.V., BNP Paribas SA, Calyon, Sumitomo Mitsui Banking Corporation Europe Limited, NATIXIS, Société Générale SA, Banque Société Générale Vostok ZAO and Commerzbank AG as lenders. The three credit facility agreements were identical in all material respects except for the respective loan amounts thereunder. The loan facility was made available to Chelyabinsk Metallurgical Plant in the amount of $1,340.0 million, to Southern Kuzbass Coal Company in the amount of $500.0 million and to Southern Urals Nickel Plant in the amount of $160.0 million.

The facility agreements were extended to refinance our existing facilities with VTB Bank, which were used to finance our acquisition of Yakutugol and Elgaugol and for general corporate purposes. We fully utilized the facility on December 12, 2007.

The credit facility extended to Chelyabinsk Metallurgical Plant was divided into a “Facility A” in the amount of $1,139.0 million and a “Facility B” in the amount of $201.0 million. The credit facility extended to Southern Kuzbass Coal Company was divided into a “Facility A” in the amount of $425.0 million and a “Facility B” in the amount of $75.0 million. The credit facility extended to Southern Urals Nickel Plant was divided into a “Facility A” in the amount of $136.0 million and a “Facility B” in the amount of $24.0 million.

Interest rate and interest period

Interest is payable at LIBOR plus, for Facility A, a margin of 1.5% per year and, for Facility B, 2.25% per year. The lenders are also compensated at a percentage rate per year calculated by the facility agent for certain compliance costs. Accrued interest is payable on the last day of each three month interest period.

Repayment and prepayments

Each of the Facility A amounts are payable in 16 equal installments at three month intervals, commencing 15 months after the utilization date. Each of the Facility B amounts are payable in ten equal installments at three month intervals, commencing nine months after the utilization date.

The loan facility may be prepaid by the borrowers at any time without premium or penalty following five business days’ prior written notice to the facility agent provided that the prepayment reduces the amount of the outstanding loans by a minimum amount of $100.0 million or any multiple thereof.

Guarantee

Mechel and certain of our subsidiaries — Mechel-Finance OOO, Mechel Trading House OOO (“Mechel Trading House”), Yakutugol OAO and Mechel Trading AG (“Mechel Trading”) — guaranteed each of the borrowers’ obligations under the respective facility. The facility agreement also contains a negative pledge which prohibits, subject to certain exceptions, us or any of our subsidiaries from creating or allowing to exist any mortgage, pledge, lien, charge assignment, hypothecation or any other arrangement having a similar effect on our assets.

Covenants and other matters

Under the facility agreement Mechel, as guarantor, must provide for: the ratio of its consolidated net borrowings to EBITDA not to exceed 3 (the actual ratio as of December 31, 2008 was 2.53) the ratio of its EBITDA to consolidated interest payments not to fall below 4 (the actual ratio as of December 31, 2008 was 6.32) the ratio of its consolidated net borrowings to shareholder’s equity not to exceed 1.15:1.0 at any time up to and including March 31, 2009 and 1:1 thereafter (the actual ratio as of December 31, 2008 was 1.29). In addition, the aggregate financial indebtedness of Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Southern Urals Nickel Plant may not exceed $3,200.0 million.

Each credit facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

We were in breach of certain of our financial covenants under these credit facility agreements as of December 31, 2008. We have has agreed with the lenders the basic principles for amending the facility agreements and expect that such amendments will be executed by July 15, 2009.

Each of the credit facility agreements is governed by English law.

Credit Facility Agreements for Yakutugol, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant from VTB

General

In November 2008, our subsidiaries Yakutugol, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant each entered into separate one-year credit facility agreements with VTB Bank for the total amount of 15 billion rubles. The credit facilities can be used only to fund the operations of these subsidiaries. The credit facility was made available to Chelyabinsk Metallurgical Plant in the amount of 1.4 billion rubles, to Southern Kuzbass Coal Company in the amount of 8.6 billion rubles and to Yakutugol in the amount of 5.0 billion rubles. The credit facilities were fully drawn down in November 2008.

Interest rate and interest period

Interest is paid on a monthly basis at a rate of 12% per annum. VTB Bank may unilaterally, upon ten days’ prior notice, increase the interest rate in the event of an increase in the CBR refinancing rate or the seven-day direct repo rate.

Repayment and prepayments

The facilities are to be repaid on November 26, 2009 by Southern Kuzbass Coal Company and on November 27, 2009 by Chelyabinsk Metallurgical Plant and Yakutugol. Currently we are negotiating an extension of the repayment date.

Repayment is done by way of direct debit from the borrowers’ accounts held with the lending bank.

Chelyabinsk Metallurgical Plant and Southern Kuzbass Coal Company may prepay loans issued within the credit facility in full or partially following five business days’ prior written notice to the creditor if the loan amount is less than 1.0 million rubles. If the loan amount exceeds 1.0 million rubles such prepayment must be first approved by the creditor. Yakutugol may prepay loans only upon approval from the creditor. The irredeemable amount under each of the facilities equals 100,000 rubles.

The premium for prepayment equals 0.7% of the prepaid amount if more than 3/4 of the term of the credit facility has elapsed, 0.9% of the prepaid amount if more than 1/4 but less than 3/4 of the term of the credit facility has elapsed, and 1.25% of the prepaid amount if less than 1/4 of the term of the credit facility has elapsed. Prepayment premium is paid as a lump sum at the date of prepayment.

Guarantee

Mechel is guarantor under each of the three facility agreements.

Covenants and other matters

The facility agreements require the borrowers to comply with certain financial covenants. The borrowers together with the rest of our group must provide for an aggregate turnover on accounts with the creditor in amount of not less than 50% of the average outstanding debt for the previous quarter, but not more than 5.0 billion rubles per quarter.

The borrowers may not without prior written notice to the creditor dispose of owned assets equaling more than 10% of their balance sheet assets’ value as of the date of disposal.

Under the facility agreement with Yakutugol, Mechel, as guarantor, must provide for: the ratio of its consolidated net borrowings to EBITDA not to exceed 3 (the actual ratio as of December 31, 2008 was 2.53), the ratio of its EBITDA to consolidated interest payments not to fall below 4 (the actual ratio as of December 31, 2008 was 6.32), the ratio of its consolidated net borrowings to share capital not to exceed 1.5 thereafter (the actual ratio as of December 31, 2008 was 1.29).

The borrowers’ obligations are secured by pledge of their immovable property and equipment.

The creditor is entitled to unilaterally demand prepayment under the facility agreements in the event, among other things, it has information about the borrowers’ default under payment obligations with any third party in an amount exceeding 5%, and 10% in the case of Yakutugol, of their balance sheet assets’ value as of the latest reporting date.

Each of the facility agreements is governed by Russian law, with the venue for dispute resolution being the Moscow State Arbitrazh Court.

Security

Security over its assets and equipment has been granted by Chelyabinsk Metallurgical Plant and currently Yakutugol and Southern Kuzbass Coal Company are granting security to secure their obligations.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

On February 6, 2009 our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into separate credit facility agreements with Gazprombank for a total amount of $1,000.0 million. In accordance with their terms, the credit facilities can be used for finance and operating activities, including financing affiliates and credit repayments. We intend to use the provided facilities mainly for short-term debt repayment. The two credit facility agreements are identical in all material aspects except for the respective loan amounts thereunder: the credit facility was made available to Yakutugol in the amount of $550.0 million and to Southern Kuzbass Coal Company in the amount of $450.0 million. The loan was fully drawn in the first quarter of 2009.

Interest rate and interest period

Interest is paid on a monthly basis at a fixed rate. Gazprombank may unilaterally upon a 30-day prior notice increase the interest rate in case, inter alia, the CBR’s refinance rate increases.

Repayment and prepayments

Each of the facilities is to be repaid not later than February 6, 2012. Repayment is done on a quarterly basis by way of direct debit from the borrowers’ accounts with the creditor and in accordance with the following schedule: starting from the first quarter of 2010 and until the third quarter of 2011 inclusive, 12% of the total facility amount are repaid at the end of each quarter, further 8% are repaid at the end of the fourth quarter of 2011 and the first quarter of 2012.

The borrowers may prepay the loans issued within the credit facilities in full or partially following 12 months after they stared using the facility. Prepayment is free from premium or penalty and is subject to 30-day prior notice to the creditor.

Covenants and other matters

The facility agreements require the borrowers to comply with certain covenants. Starting from the second quarter of 2009 and for the entire terms of the facility agreements the borrowers must provide for 50% of their aggregate export currency receivables to be transferred to their accounts with the creditor.

The borrowers’ obligations are secured by pledge of 35% of shares of Yakutugol and Southern Kuzbass Coal Company.

The creditor is entitled to unilaterally demand prepayment under the facility agreements if, among other things, the financial situation of the borrowers deteriorates, including a situation when a borrower faces third party monetary claims exceeding $30.0 million.

Each of the facility agreements is governed by Russian law, with the venue for dispute resolution being the Moscow State Arbitrazh Court.

Credit Facility Agreements for Chelyabinsk Metallurgical Plant from Sberbank

General

On November 11, 2008 our subsidiary Chelyabinsk Metallurgical Plant entered into credit facility agreement with Sberbank for the total amount of 3.3 billion rubles. In accordance with its terms, the credit facility can be used for finance and operating activities. The loan was fully drawn in the fourth quarter of 2008.

Interest rate and interest period

Interest is paid on a monthly basis at a fixed rate 15%. Sberbank may unilaterally, upon not less than 30 days’ prior notice, increase the interest rate upon the occurrence of certain events, including if the CBR’s refinance rate increases.

Repayment and prepayments

The facility is to be repaid not later than August 21, 2009. The repayment schedule is defined by the borrower.

Covenants and other matters

The facility agreement requires the borrowers to comply with certain covenants. Starting from November 1, 2008 and for the entire term of the facility agreements the borrowers must monthly provide for 3.3 billion rubles to be transferred through their accounts held with the lending bank. During 2008 and 2009 Chelyabinsk Metallurgical Plant breached this undertaking and notified Sberbank about the breach. No debt was recalled by Sberbank under this agreement as of the filing date.

The borrower’s obligations are secured by a pledge of equipment and fixed assets.

The creditor is entitled to unilaterally demand prepayment under the facility agreements if, among other events, the financial situation of the borrowers deteriorates, including when a borrower faces third-party monetary claims which can interfere with performance of obligations under the agreement.

Each of the facility agreements is governed by Russian law.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2008.

			Payments due by Period
Contractual Obligations and			Less Than			More Than
Commercial Commitments	Total		1 Year	2-3 Years	4-5 Years	5 Years
	(In thousands of U.S. dollars)

Short-Term Borrowings and Current Portion of Long-Term Debt(1)	5,149,415		5,149,415	—	—	—
Long-Term Debt Obligations, Net of Current Portion(1)	219,816		—	183,783	12,361	23,672
Operating Lease Obligations	292,219		9,547	18,993	21,979	241,700
Purchase Obligations(2)	—		—	—	—	—
Restructured Taxes Payable	—		—	—	—	—
Asset Retirement Obligations(3)	71,604		6,387	11,127	9,655	44,435
Pension and Post Retirement Benefits(4)	187,030	(5)	28,960	—	—	158,070
Short-term Finance Lease Obligations	14,891		14,891	—	—	—
Long-term Finance Lease Obligations	54,161		—	30,119	22,100	1,942
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(6)	3,782,088		1,807,802	1,595,248	379,038	—
Estimated interest expense(7)	1,799,582		463,197	939,097	397,288	—
Estimated average interest rate(7)	—		8.7%	9.4%-10.3%	10.3%-10.4%	—
Total Contractual Obligations and Commercial Commitments	11,570,806		7,480,199	2,778,367	842,421	469,819

(1)	Does not include interest. Interest payable as of December 31, 2008 amounted to $15.0 million and $0.8 million for Short-Term Borrowings and Current Portion of Long-Term Debt and Long-Term Debt Obligations, Net of Current Portion respectively. Interest payable amounts are included in full in current period figures. In the year ended December 31, 2008, our interest expense was $324.1 million and we paid out $266.0 million for interest, net of amounts capitalized.

(2)	Accounts payable for capital expenditures.

(3)	See note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

(4)	See note 18 to our consolidated financial statements in “Item 18. Financial Statements.”

(5)	Includes $158.1 million pension and post-retirement benefits due in more than one year.

(6)	See note 26 to our consolidated financial statements in “Item 18. Financial Statements.”

(7)	Interest expense is estimated for a five-year period based on (1) estimated cashflows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

We have also guaranteed the fulfillment of obligations to third parties under various debt agreements. The maximum potential amount of future payments under these guarantees as of December 31, 2008 amounted to $4,787 million, of which $4,783 million related to guarantees given by us for our subsidiaries.

Commitments for capital expenditures were $2,295 million as of December 31, 2008. This amount includes our contractual commitment related to the construction of a rail branch line to the Elga coal deposit, which we have undertaken pursuant to the terms of our subsoil license for the Elga coal deposit. The total amount of commitments for capital expenditures under this contract are estimated to be $898 million, including VAT, and is subject to adjustment. Capital commitments under this contract are expected to be fulfilled by December 2011, including the completion of the rail branch construction in 2010. This estimate of $898 million was derived from the amount of contractual obligations incurred pursuant to Yakutugol’s agreement for construction of the rail branch to the Elga coal deposit; this estimate is subject to change and does not include other capital expenditures that will be necessary to commence production in the Elga license area. For more information regarding capital expenditures related to development of the Elga license area, see “Item 4. Information on the Company — Mining Business — Mineral reserves (coal, iron ore and limestone) — Coal.”

Inflation

Inflation in the Russian Federation was 13.3% in 2008, 11.9% in 2007 and 9.0% in 2006. Inflation has generally not had a material impact on our results of operations during the period under review in this section, primarily because we have been able to increase selling prices in line with increases in ruble-denominated costs due to robust demand for our products. However, inflation is accelerating and we cannot guarantee that inflation will not materially adversely impact our results of operations in the future. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

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

We believe that the following are the more significant policies, judgments and estimates used in the preparation of the financial statements.

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

The most difficult estimations of individual fair values are those involving property, plant and equipment, mineral licenses and identifiable intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets. We have, if necessary, up to one year after the acquisition closing date to finish these fair value determinations and finalize the purchase price allocation.

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

As of December 31, 2008, 2007 and 2006, we reported goodwill of $910.4 million, $914.4 million and $45.9 million, respectively. Based on the results of the impairment analysis of goodwill performed by us as of December 31, 2008, no impairment loss was recognized.

Mineral licenses

The mineral licenses are recorded at their fair values at the date of acquisition, based on the appraised fair value. Fair value of the mineral licenses acquired prior to August 22, 2004 (the date of change in the Russian Subsoil Law that makes license extensions through the end of the estimated proven and probable reserve period reasonably assured), is based in part on independent mining engineer appraisals for proven and probable reserves during the license term. Such mineral licenses are amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period.

Fair value of the mineral licenses acquired after August 22, 2004 is based in part on independent mining engineer appraisals of the estimated proven and probable reserve through the estimated end of the depletion period. Such mineral licenses are amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period.

In order to calculate proven and probable reserves, estimates and assumptions are used about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. There are numerous uncertainties inherent in estimating proven and probable reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

We did not engage independent mining engineers to prepare or review the estimates of our proven and probable reserves as of December 31, 2008. Our proven and probable reserve estimates as of that date were made by our internal mining engineers, who considered and relied in part on assumptions previously reviewed and verified by independent mining engineers. In 2008, we established a policy, according to which we intend to engage independent mining engineers to review our proven and probable reserves at least once every three years. This policy does not change our approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers.

Our management evaluates our estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2008, 2007 and 2006, the carrying amount of our mineral licenses amounted to $3,430.6 million, $2,131.5 million and $269.8 million, respectively.

Retirement benefit obligations

Our Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). Our contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

Contributions to the Russian Pension Fund, together with other social contributions, are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 26% (applied to the portion of the annual gross salary below 280,000 rubles to 2% (applied to the portion of annual gross salary exceeding 600,000 rubles) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2008, 2007 and 2006 were $102.8 million, $71.3 million and $53.3 million, respectively.

In addition, we have a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. We account for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of income and comprehensive income, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan. Our obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds. Our adoption in 2006 of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and other Post-Retirement Plans, an amendment of FASB statements Nos. 87, 88, 106 and 132(R),” resulted in an increase in recognized pension benefit obligations by $9.3 million with a corresponding decrease in accumulated other comprehensive income. Pension and Post Retirement Benefit obligations and the results of sensitivity analysis of Pension and Post Retirement Benefit obligations as of December 31, 2008 are disclosed in the note 18 to our consolidated financial statements for the year ended December 31, 2008.

Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria have not been met as the selling price is subject to adjustment based upon the market price when the customer receives the product. Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated statement of income and comprehensive income until the price becomes fixed and determinable, which typically occurs when the price is settled with the end-customer. In certain foreign jurisdictions (e.g., Switzerland), we generally retain title to the goods sold to the end-customers solely in order to ensure that the accounts receivable are protected. In such instances, all other sales recognition criteria are met, which allows us to recognize sales revenue in conformity with the underlying sales contracts. Sales are recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

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

The following useful lives are used as a basis for recording depreciation:

Useful Economic
Lives Estimates,
Category of Asset	Years

Buildings	20-45
Land improvements	20-50
Operating machinery and equipment	7-30
Transportation equipment and vehicles	4-15
Tools, furniture, fixtures and other	4-8

The remaining useful economic lives of our property, plant and equipment are being revised on an annual basis.

Mining assets and processing plant and equipment

The mineral licenses are recorded at their fair values at the date of acquisition, based on the appraised fair value. Fair value of the mineral licenses acquired prior to August 22, 2004 (the date of change in the Russian Subsoil Law that makes license extensions through the end of the estimated proven and probable reserve period reasonably assured), is based in part on independent mining engineer appraisals for proven and probable reserves during the license term. Such mineral licenses are amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period.

Fair value of the mineral licenses acquired after August 22, 2004 is based in part on independent mining engineer appraisals of the estimated proven and probable reserve through the estimated end of the depletion period. Such mineral licenses are amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period.

In order to calculate proven and probable reserves, estimates and assumptions are used about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. There are numerous uncertainties inherent in estimating proven and probable reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

We did not engage independent mining engineers to prepare or review the estimates of our proven and probable reserves as of December 31, 2008. Our proven and probable reserve estimates as of that date were made by our internal mining engineers, who considered and relied in part on assumptions previously reviewed and verified by independent mining engineers. In 2008, we established a policy, according to which we intend to engage independent mining engineers to review our proven and probable reserves at least once every three years. This policy does not change our approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers.

Impairment of long-lived assets

We follow the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), with respect to impairment of goodwill. We review the carrying value of our long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by SFAS No. 144 and SFAS No. 142. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our internal engineers. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on our assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the impairment testing.

SFAS No. 142 prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs that could potentially lead to the impairment, i.e., a significant decline in selling prices, production volumes or operating margins. Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. We determine fair value by utilizing discounted cash flows. The impairment test required by SFAS No. 142 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level, at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

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

When performing impairment tests, We use assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs as well as capital expenditures and working capital requirements during the forecasted period. We estimate discount rates using after-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on our growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. While impairment of long-lived assets does not affect reported cash flows, it does result in a non-cash charge in the consolidated statements of income and comprehensive income, which could have a material adverse effect on our results of operations or financial position.

We performed an impairment analysis of long-lived assets, including definite-lived intangibles and goodwill at all our major subsidiaries as of December 31, 2008. Cash flow forecasts used in the test were based on the assumptions actual as of December 31, 2008. The forecasted period for our non-mining subsidiaries was assumed to be nine years to reach stabilized cash flows, and the value beyond the forecasted period was based on a terminal growth rate of 2.5%. For our mining subsidiaries the forecasted period was based on the remaining life of the mines. Cash flow projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2009-2017, which were used in cash flow projections, were as follows:

Region	2009	2010	2011	2012	2013	2014	2015	2016	2017

Russia	13%	8%	6%	6%	6%	6%	6%	6%	6%
USA	3%	2%	3%	3%	3%	2%	2%	2%	2%
Europe	2%	3%	2%	2%	2%	2%	2%	2%	2%
Romania	5%	5%	4%	4%	4%	4%	4%	4%	4%
Bulgaria	5%	5%	4%	4%	4%	4%	4%	4%	4%
Kazakhstan	13%	8%	6%	6%	6%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flows projections we used similar discount rates for Russia, Eastern Europe, Kazakhstan assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2008 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2009	2010	2011	2012	2013	2014	2015	2016	2017

Discount rate	16.1%	16.1%	15.0%	13.9%	13.0%	12.1%	11.4%	10.7%	10.1%

Based on the results of the impairment analysis of long-lived assets, including our impairment analysis of definite-lived intangibles and goodwill performed for all major subsidiaries as of December 31, 2008, no impairment loss was recognized.

The results of the goodwill impairment test performed are sensitive to the assumptions used as follows:

•	a 10% decrease in future planned revenues results in a total impairment loss of $150,224;

•	a 2% increase in discount rates for each year of the forecasted period results in a total impairment loss of $9,308;

•	a 3% increase in discount rates for each year of the forecasted period results in a total impairment loss of $32,750;

•	a 3% decrease in cash flows growth rate after the forecasted period does not result in impairment loss.

We believe that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. We review the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, we apply specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written-off against provision or charged off to operating expenses (if no provision was created in previous periods).

As of December 31, 2008, given the significant slow-down in sales in the second half of 2008, we calculated a general, experienced based allowance primarily based upon its experience of cash collections related to sales made in 2008. Specific allowances were estimated for debtors that failed to pay in line with restructuring schedules under going bankruptcy procedures. We concluded that the effect of a change in the estimate from using the current-year versus three-year data was insignificant.

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

Market value is the estimated price, at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale. We determine market value of inventories for a group of items of inventories with similar characteristics. The term “market” means current replacement cost not to exceed net realizable value (selling price less reasonable estimable costs of completion and disposal) or be less than net realizable value adjusted for a normal profit margin. Market value for each group is compared with an acquisition/manufacturing cost, and the lower of these values is used to determining the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of income and comprehensive income.

In 2008, the amount of the write-down of inventories to net realizable value together with the provision for obsolete and slow-moving inventories that were recognized as expense in the consolidated statement of income and comprehensive income amounted to $278.2 million. The most significant write-downs related to the steel and ferroalloys segments in the amounts of $180.7 million and $94.7 million, respectively, caused by a substantial fall in prices for the main products in the market. In 2007 and 2006, these write-downs and provisions were not significant.

Income taxes

A provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force. We account for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes,” and related interpretations. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”). FIN 48 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We accounted for $75.2 million, including interest and penalties for $19.3 million, as a cumulative adjustment of the adoption of FIN No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109” (“FIN No. 48”), to the January 1, 2007 retained earnings. Unrecognized income tax benefits of $27.2 million, including interest and penalties of $8.7 million, as of December 31, 2008 and $79.2 million, including interest and penalties of $28.9 million, as of December 31, 2007 were recognized by us in the accompanying consolidated balance sheets.

In 2006-2008, income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania and at 30% in Kazakhstan. Our subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In November 2008, the tax legislation of Russia was amended to decrease Russian statutory income tax rate from 24% to 20% starting from January 1, 2009. In addition, in December 2008, the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009, 17.5% in 2010 and 15% in 2011 and thereafter. The changes in income tax rates are effective from January 1 of each of the respective years. As of December 31, 2008, the effect of these changes was recognized in our deferred tax assets and liabilities.

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

We record liabilities for potential tax deficiencies. These liabilities are based on management’s judgment of the risk of loss. In the event that we were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made. See “Item 8. Financial Information — Litigation” for a description of various contingencies.

Asset retirement obligations

Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which applies to legal obligations associated with the retirement and removal of long-lived assets. SFAS No. 143 requires entities to record the fair value of an asset retirement obligation as a liability in the period when it is incurred (typically when the asset is installed at the production location). When the liability is recorded, the entity capitalizes the cost by increasing the carrying amount of the related properties, plant and equipment. Over time, the liability is increased for the change in its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

We have numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general company resources at the time of removal. Our asset retirement obligations primarily relate to our mining and steel production facilities with related landfills and dump areas and our mines. The following table presents the asset retirement obligations for the year ending December 31, 2008.

Year Ended
December 31,
Asset Retirement Obligation	2008
(In thousands of
U.S. dollars)

Balance at beginning of year	71,294
Liabilities incurred in the current period	6,066
Liabilities settled in the current period	(5,300)
Liabilities disposed of in the current period	—
Accretion expense	6,078
Revision in estimated cash flow	7,155
Translation and other	(13,689)

Balance at end of year	71,604

Recently Issued Accounting Pronouncements

Fair Value Option for Financial Assets and Financial Liabilities

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.

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

SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We have, at present, chosen not to elect the fair value option for any item that is not already required to be measured at fair value on a recurring basis.

Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51

The FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”). The most significant changes of SFAS No. 160 are the following:

•	A noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity;

•	Earnings and losses attributable to noncontrolling interests are no longer reported as part of consolidated earnings. Rather, they are disclosed on the face of the consolidated statement of income and comprehensive income;

•	After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction;

•	A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation is a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests.

•	SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. We are currently evaluating the impact of this new standard on the accounting for our future acquisitions.

FASB Statement No. 141(R) Business Combinations

The FASB issued changes to SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). The most significant changes require the acquirer to:

•	Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed and non-controlling interests in acquisitions of less than 100% controlling interest when the acquisition constitutes a change in control of the acquired entity;

•	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

•	Recognize contingent consideration arrangements at fair value at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

•	With certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values;

•	Capitalize in-process research and development assets acquired;

•	Expense, as incurred, acquisition-related transaction costs;

•	Capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” are met as of the acquisition date;

•	Recognize changes in income tax valuation allowances and tax uncertainty accruals established in purchase accounting as adjustments to income tax expense (including those related to acquisitions before the adoption of SFAS No. 141(R));

•	Push back any adjustments made to the preliminary purchase price allocation during the measurement period to the date of the acquisition;

•	Determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

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

Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133

On March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 expands the existing disclosure requirements in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Therefore, we will be required to provide such disclosures beginning with the interim period ended March 31, 2009. As it is a disclosure standard, the adoption of SFAS No. 161 will not have a material effect on our financial position or results of operations.

Determination of the Useful Life of Intangible Assets — FASB Staff Position No. FAS 142-3

On April 25, 2008, the FASB issued FASB Staff Position No. FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP No. FAS 142-3”). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” to include an entity’s historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be “substantial cost or material modifications.” FSP No. FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The aforementioned guidance for determining the useful life of intangible assets will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. We do not believe that the adoption of FSP No. FAS 142-3 will have a material effect on our financial position and results of operations.

Employers’ Disclosures about Postretirement Benefit Plan Assets- FASB Staff Position No. 132(R)-1

On December 30, 2008, the FASB issued FASB Staff Position No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP No. 132(R)-1”). FSP No. 132(R)-1 amends FASB Statement

No. 132(R), “Employer’s Disclosures about Pensions and Other Postretirement Benefits”, to require additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plan.

The FSP is applicable to an employer that is subject to the disclosure requirements of SFAS No. 132(R) and is generally effective for fiscal years ending after December 15, 2009. We do not believe that the adoption of SFAS No. 161 will have a material effect on our financial position and results of operations.

Trend Information

In our view, it remains too early to determine the length and depth of the recession and the shape of the recovery and the demand for and prices of our products on international and Russian markets. We are encouraged by the action taken by world governments to stimulate their respective economies. We believe that these measures will make a positive impact on the global economy in the second half of 2009.

Demand

Mining.  The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. Consumption of steel and coking coal has dropped significantly due to the global recession and demand is not expected to return to pre-crisis levels in the short to medium term.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. Demand for steam coal has fell since September 2008.
Demand for iron ore has fallen significantly due to the global recession. However, major iron ore suppliers Companhia Vale do Rio Doce (Vale), Rio Tinto and BHP Billiton — which together control 75% of worldwide iron ore supplies — are adjusting their expansion plans, which in our view will prevent world iron ore market from oversupply.

Steel.  Russia is our single largest market for steel products. After years of strong steel demand growth, rolled steel consumption in Russia reached 40.6 million tonnes in 2007. The consumption growth continued in the first 9 month of 2008. In terms of end-uses, growth was driven by the construction, pipe manufacturing and machine-building industries. In the fourth quarter of 2008 worldwide and Russian steel consumption declined significantly. As a result 2008 Russian rolled steel consumption fell by 10% to 36.7 million tonnes.

We expect that construction and pipe manufacturing industries will be the first to come out of the current recession, when Russian economy will start to recover. We believe that our product mix will be able to meet the demand from these industries.

The volume of steel products exports from Russia experienced no significant changes during 2006-2008, and amounted to 28.9 million tonnes. We believe that our Russian steel products will retain competitiveness in the markets outside Russia in 2009, due to depreciation of the ruble in relation to world currencies, since our costs are mainly nominated in rubles and export prices are nominated in U.S. dollars or euro.

Imports of steel decreased 18% year on year in 2008 to 5.0 million tonnes, due to reduced consumption. Imported steel comprised only 14% of the Russian steel market. We expect imports will further decrease in 2009, due to the recession, and increased self-sufficiency of the Russian steel market.

Global consolidation in the steel sector should result in the increased bargaining power of steelmakers in their negotiations with both suppliers of iron ore and coking coal and consumers of steel, as well as more coordinated industry responses to market demands and price decreases through capacity reductions.

Ferroalloys.  We expect nickel demand will be depressed by stainless steel production cuts through 2009. Nickel producers are taking steps to bring their production in line with new demand reality by closing high-cost production facilities and suspending new projects.

The combination of poor demand and limited production cuts has led to substantial oversupply of ferrochrome in the market. We do not expect the market to improve until demand for stainless steel recovers. However the significant supply overhang will delay any recovery when stainless steel production does increase.

The outlook for ferrosilicon demand in 2009 is closely related to steel demand. We will see the recovery as soon as demand for steel improves.

Power.  The global recession has negatively affected industrial production in Russia, leading to a reduction in demand for electricity and heat energy. In 2008, the reduction in electricity consumption was 2.7%. Heat energy generated for sale fell by 15.7% in 2008.

In January 2009, the pace of economic decline accelerated, with production of electricity falling by 8.3%, and heat energy by 17%, compared to January 2008. The reduction in power production was due to a drop in demand from the real sector of the economy. The drop in industrial production in January 2009 from the January 2008 was 16%, a 15-year record.

The reduction in market demand for electricity and heat energy has resulted in the need to adjust undertakings and completion schedules with respect to power industry companies’ investment programs. Currently the Russian government is analyzing the progress made on these programs, with a view to clarifying the timeline for installation of the necessary production capacity, with due regard for the economic downturn. The decisions made on this basis will form a new long-term balance of power and capacity, which in turn will determine the profitability of the power and capacity markets.

Sales

Mining.  Overall, we expect both volumes and sales prices of the products sold by our mining segment to decrease in 2009, due to the global economic recession and reduced global consumption. We expect domestic sales of our mining products to decrease due to reduced demand. The export sales are also expected to decrease, but to a lesser extent, since we are strategically diversifying our sales geography. We believe that our policy of concluding long-term contracts for coal and iron ore concentrate sales softens the impact of decreased demand and strengthens our relationship with our customers.

Steel.  Steel segment sales volumes are expected to decrease in 2009, as the potential for an uptick in real demand does not yet appear likely. During 2008, Mechel-Service — our steel service and sales subsidiary — continued its program of expanding its sales network, enhancing and extending range of its services and enlarging its client base. Mechel-Service has locations in 36 cities in Russia and in 2008 opened service centers in Kazakhstan and Romania. In September 2008, Mechel-Service acquired HBL Holding, a German company comprising eight service and trading companies in Germany. We believe that our strategy of expanding our steel sales footprint will improve our market position and will provide us with greater stability in steel sales.

Ferroalloys.  We expect the volumes sold by our ferroalloys segment to increase in 2009. Domestic sales are expected to be depressed by reduced consumption, but we anticipate that this will be more than offset by an increase in exports of our ferroalloy products, specifically ferrosilicon and ferrochrome, widening our geography of sales and increasing sales volumes to traditional export markets.

Power.  In 2009, we expect a reduction in the sales of our power segment due to reduced end-user demand from industrial enterprises. At the same time, consumption by small and mid-sized businesses and the public, who are also customers of power and heat-supply companies, has not changed significantly. We plan to expand our distribution channels, building a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity by further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio, will allow us to avoid a sharp fall in power segment sales.

Inventory

Overall, our inventory increased by $358.2 million, or 35.6%, to $1,365.1 million as of December 31, 2008 from $1,006.9 million as of December 31, 2007. Approximately $123.6 million of this increase in inventory relates to inventory acquired along with our acquisitions of HBL Holding, Oriel Resources, Ductil Steel and other smaller companies. The remainder of this increase was due to an increase in steel segment inventory volumes as a result of a decrease in demand in the fourth quarter of 2008 due to the global recession.

Costs

Based on our experience, we expect 2009 increases in the average weighted cash cost per tonne of production across our segments to track Russian domestic inflation. According to Rosstat, the consumer price index (“CPI”), an important indicator of inflation, as of January 1, 2009 reflected a 13.3% increase over the CPI as of January 1, 2008.

Mining.  Within our mining segment, we expect our coal and iron ore cash costs per tonne to increase as a result of increasing prices of power, explosives, automotive tires and tubes for open-pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2009 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel.  Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable as a result of maintaining production volumes and achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital improvements program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The increasing use of continuous casters should provide both efficiency and production increases. We also expect these technological improvements to increase our energy efficiency on a per-tonne basis, partially reducing the impact of potential increases in regulated electricity and natural gas prices.

Ferroalloys.  We expect electricity and natural gas expenses to increase in 2009, which will lead to an increase in the power cost component of our ferroalloy production cost structure. At the same time, after switching to production of ferrochrome sourced completely from the high grade-concentrates of Voskhod, our chrome-mining subsidiary, the per-tonne cash cost will be reduced. In addition to the synergies we expect from internal sourcing, we expect to benefit from efficiencies due to reduction of processing costs and decrease in the cost of chrome contained in the ore due to lower prices, which is expected to lead to decreases in per-unit production costs. We believe that by implementing a number of measures to improve technical and economic performance and reduce expenses, the net effect will be a stabilization of our ferroalloy production costs.

Power.  We expect that in 2009, the cost of production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas and coal, as well as some ancillary materials. However, we intend to maintain strict control over costs, which should enable us to cut expenditures by reducing the fixed-expense component of our production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions. We devote special attention to high-priority financial and operating activities, including technical refurbishment, development of existing capacities and installation of new power generation capacity at our production facilities.

Reductions in sales volumes and prices caused by the global recession and consumption decreased as well as the potential increase in weighted average cash expenses per product unit across our segments caused by internal inflation in Russia are likely to adversely affect our financial results in 2009 in comparison with those in 2008.

Seasonality

Seasonal effects have a relatively limited impact on our results. Nonetheless, slowing of demand and, thus, a reduction in sales volumes (and a related increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We also maintain larger stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are also dependent on the Russian construction market, which also experiences slowdowns in the winter months. Both our ferroalloys and mining (in respect of coking coal and iron ore) segments’ revenues generally have the same seasonality as the steel segment since ferroalloys, coking coal and iron ore are primarily used in the manufacture of steel and are closely linked to steel consumption. By contrast, our power segment sales volumes experience a different seasonality generally higher in the first and the fourth quarters of the year, due to increased electricity and steam consumption in the winter period. Our sales of steam coal typically increase during the second and third quarters as a result of increased steam coal purchases by utilities, including Southern Kuzbass Power Plant, in preparation for increased consumption during the winter heating season.

Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

Name	Year of Birth	Position

Valentin V. Proskurnya(1)(2)(3)	1945	Chairman and Director
Igor V. Zyuzin(3)(5)	1960	Director and Chief Executive Officer, Chairman of Management Board
Alexey G. Ivanushkin(4)	1962	Director, Chief Executive Officer of Oriel Resources Ltd., Director of Oriel Resources Ltd., Director of Oriel Resources Ltd. Moscow Representative Office
Vladimir A. Polin(4)	1962	Director and Senior Vice President. First Deputy of the Chairman of Management Board
Roger I. Gale(1)(2)(3)	1952	Director
A. David Johnson(1)(2)(4)	1937	Director
Serafim V. Kolpakov(1)(3)(4)	1933	Director
Alexander E. Yevtushenko(1)(4)	1947	Director
Igor S. Kozhukhovsky(1)(2)(4)	1956	Director

(1)	Independent Director under applicable New York Stock Exchange regulations and Russian regulations.

(2)	Member of the Audit Committee of the Board of Directors.

(3)	Member of the Committee on Appointments and Remuneration.

(4)	Member of the Committee on Investments and Strategic Planning.

(5)	Withdrew from the Committee on Appointments and Remuneration on February 4, 2009.

Valentin V. Proskurnya has served as the Chairman of our Board of Directors since July 2007. He has been a member of our Board of Directors since March 2003. From May to December 2003, Mr. Proskurnya was the Director of Economics at Mechel Trading House. From 2001 to 2005, Mr. Proskurnya was a member of the Board of Directors of Chelyabinsk Metallurgical Plant. From 1999 to 2005, he was a member of Board of Directors at Southern Kuzbass Coal Company. Mr. Proskurnya has over 37 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economic from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the “Miner’s Glory” order by the Russian government. In addition, the Russian President awarded him the title of Honorable Economist of the Russian Federation.

Igor V. Zyuzin has been our Chief Executive Officer since December 2006 and Chairman of our Management Board since September 2007. He served as the Chairman of our Board of Directors from March 2003, when Mechel was organized, until December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin also serves as the Chairman of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since May 1999, and has served as a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and as a member of the Board of Directors of Yakutugol since October 2007. Mr. Zyuzin also serves as the Chairman of the Board of Directors of Mechel Mining from May 2008. Mr. Zyuzin has over 21 years of experience in the coal mining industry and holds a degree in coal mining from Tula Polytechnic Institute. Mr. Zyuzin also has a degree in coal mining engineering economics and a doctorate in coal mining technical sciences. Mr. Zyuzin beneficially owns 66.76% of our common shares and 1.56% of the common shares of Mechel Mining.

Alexey G. Ivanushkin has been Chief Executive Officer of Oriel Resources Ltd. since April 2009 and Director of Oriel Resources Ltd. since October 2008 and Director of Oriel Resources Ltd. Moscow Representative Office since February 2009, as well as a member of our Board of Directors since March 2003. He served as our Chief Operating Officer from January 2004 to February 2009. Mr. Ivanushkin served as Mechel’s Chief Executive Officer from March 2003 until January 2004. Mr. Ivanushkin also serves as the Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant, a position he has held since June 2002. From June 2004 to October 2004 he served as General Director of Southern Kuzbass Coal Company. From December 1999 to April 2002, Mr. Ivanushkin served as the General Director of our Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was the director of the ferrous metals and ferroalloy department of the Moscow office of Glencore International. From 1984 to 1992, Mr. Ivanushkin worked as an economist in the foreign trade department of the Ministry of Foreign Trade and the Ministry of Foreign Economic Relations of the Soviet Union. Mr. Ivanushkin graduated from the Moscow State University of Foreign Relations (MGIMO) with a degree in economics and international affairs. Mr. Ivanushkin beneficially owns 0.03% of our common shares.

Vladimir A. Polin has served as our Senior Vice President since December 2008 and as a member of our Board of Directors since June 2007. From June 2006 to December 2008 Mr. Polin served as Chief Executive Officer of Mechel Management. From July 2003 to June 2006, he was Mechel’s Senior Vice President for Production and Technical Policy. From February 2002 until June 2003, Mr. Polin served as the Executive Director — First Deputy General Director of our Beloretsk Metallurgical Plant. From September 2001 until July 2002, Mr. Polin served as Head of Sales of our Chelyabinsk Metallurgical Plant. Mr. Polin has almost 24 years of floor and management experience in the manufacture and marketing of steel products, and holds a degree in metallurgy from Chelyabinsk Polytechnic University. Mr. Polin beneficially owns 0.002% of our common shares.

Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale is currently Chief Executive Officer and Chairman of the Board of Directors of Sedia Biosciences Corporation, as well as Chief Executive Officer of Starnorth Enterprises. He was Chairman of the Board of Directors and Chief Executive Officer of Calypte Biomedical Corporation, a U.S. company headquartered in Portland, Oregon from mid-2006 to June 2008. From 2001 until mid-2006, Mr. Gale was the Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a communications service provider. From 1999 to 2001, he was Chairman of the Board of Directors and co-founder of End2End Wireless Limited, a wireless communications services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund sponsored by OPIC. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation (the “IFC”), including as the Chief of the IFC’s Resident Mission in Russia from 1991 to 1995. Mr. Gale has also worked nine years for the Asian Development Bank, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a diploma from the Royal Agricultural College and holds a masters degree in economics from the University of New England.

A. David Johnson has been a member of our Board of Directors since October 2004. Mr. Johnson is currently adviser to the Board of Directors of Future Metals India, a position he has held since April 2007, and also serves as Consultant to the Board of Directors of Joy Mining Machinery UK Ltd, where he was the Chairman of the Board of Directors from 2002 to 2008. From 1990 to 2002, Mr. Johnson was Managing Director of Joy Mining Machinery UK Ltd. From 1984 to 1990, Mr. Johnson was the Managing Director of Dosco Overseas Engineering, a UK-based mining equipment manufacturer. He also worked at the UK National Coal Board from 1953 to 1960. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the UK Mining Qualifications Board Certificate in 1959.

Serafim V. Kolpakov has been a member of our Board of Directors since June 2004. Since 1992, Mr. Kolpakov has served as President of the International Metallurgists Union, a steel industry-focused research organization. From 1991 to 1992, he was Vice President of the Advanced Materials Association in Moscow, a public consulting and research organization. From 1985 to 1991, Mr. Kolpakov was Minister of Metallurgy of the USSR and, from 1978 to 1985, First Deputy Minister and Deputy Minister of Metallurgy of the USSR. From 1970 to 1978, he was the General Director of Novolipetsk Iron and Steel Works. Mr. Kolpakov graduated from the Moscow Institute of Steel and Alloys with an engineering degree and is a Doctor of Technical Sciences. He is a member of the International

Engineering Academy, the Engineering Academy of Russia (holding the position of Vice President) and the Presidium of the Academy of Information Technologies and Processes. Mr. Kolpakov has invented more than 400 steel-making technology improvements, and authored over 500 scientific publications. He has received a number of government awards, including the State Prize of the USSR in 1981 and 1985, the Prize of the Council of Ministers of the USSR (twice) and the title of Honorable Metallurgist of the Russian Federation and Czechoslovakia.

Alexander E. Yevtushenko has been a member of our Board of Directors since June 2004. From 2001 to 2004, Mr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of the Inter-State Eurasian Association of Coal and Metals. From 1991 to 1999, Mr. Yevtushenko was First Deputy Fuels and Energy Minister of the Russian Federation. From 1973 to 1991, he worked in various positions, including as General Director of the Raspadskaya Mine in the Kuzbass region, the Soviet Union’s largest coal mine. Mr. Yevtushenko graduated from the Siberian Metallurgical Institute with a degree in mining engineering. He has a doctorate in engineering and is a member of the Academy of Mining Sciences of Russia. Mr. Yevtushenko is the author of more than 50 scientific publications, including Mineral Resources of the Coal Industry of Russia, a study for which he was awarded the 2002 Science and Technology Prize by the Russian government. He has received a number of governmental awards, including the title of Honorable Miner of the Russian Federation in 1997.

Igor S. Kozhukhovsky has been a member of our Board of Directors since June 2008. Mr. Kozhukhovsky is also a member of the board of directors of NIIEE OAO, APBE ZAO and the All-Russia Industrial Association of Employers in the Electricity Industry. Since 2005, he has served as the general director of APBE ZAO, a company engaged in the energy sector. From 2000 to 2008, Mr. Kozhukhovsky was head of a department of UES. Mr. Kozhukhovsky graduated in 1978 from the Siberian Metallurgical Institute with a degree in Metallurgical Industrial Engineering. He also received a degree in Mining Electrical Engineering from the Siberian Metallurgical Institute in 1985.

Executive Officers

Name	Year of Birth	Position

Igor V. Zyuzin	1960	Chief Executive Officer, Chairman of Management Board
Alexey G. Ivanushkin	1962	Chief Executive Officer of Oriel Resources Ltd., Director of Oriel Resources Ltd., Director of Oriel Resources Ltd. Moscow Representative Office
Vladimir A. Polin	1962	Senior Vice President, First Deputy Chairman of Management Board
Victor A. Trigubko	1956	Senior Vice President — Government Relations
Mukhamed M. Tsikanov	1955	Senior Vice President — Economics and Management, Member of Management Board
Yevgeny V. Mikhel	1974	First Deputy Chief Executive Officer, Deputy Chairman of Management Board
Stanislav A. Ploschenko	1976	Senior Vice President — Finance, Member of Management Board
Petr S. Syrkin	1943	Vice President for Capital Construction
Andrey D. Deineko	1953	Chief Executive Officer of Mechel Management, Member of Management Board
Boris G. Nikishichev	1946	Chief Executive Officer of Mechel Engineering OOO
Irina N. Ipeyeva	1963	Director of Legal Department, Member of Management Board
Oleg I. Rozenberg	1960	Sales Director of Mechel Trading
Elena V. Selivanova	1962	Vice President for Human Resources and Social Policy, Member of Management Board
Viktor S. Gvozdev	1963	Chief Executive Officer of Mechel-Energo, Member of Management Board
Oleg V. Korzhov	1970	Vice President for Business Planning and Analysis, Member of Management Board
Gennady A. Ovchinnikov	1951	Chief Executive Officer of Mechel Ferroalloys Management, Member of Management Board
Aleksandr S. Starodubov	1946	Managing Director of Mecheltrans, Member of Management Board
Igor V. Khafizov	1967	Chief Executive Officer of Mechel Mining Management, Member of Management Board

For the professional biographies of Messrs. Zyuzin, Ivanushkin and Polin, see “— Board of Directors.”

Victor A. Trigubko has been our Senior Vice President — Government Relations since August 2006. From 2005 to August 2006, he was our Vice President for Government Relations, and from 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii and Member of the Board of Directors of Mechel Targoviste. From 2002 to 2003, Mr. Trigubko was Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was the head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held executive positions with the metallurgical company Unibros Steel Co. LTD with his last position there being Deputy General Director. Mr. Trigubko has also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko graduated in 1982 from the Economics Faculty of Kalinin (now Tver) State University.

Mukhamed M. Tsikanov has been our Senior Vice President — Economics and Management since January 2008. Previously, he was Acting General Director of Yakutugol from October 2007 to January 2008. From September 2005 to October 2007, Mr. Tsikanov worked as the General Director of Elgaugol. From 2004 to 2005, he was Senior Vice President of Yukos-Moscow OOO. From 2000 to 2005, he was Deputy Minister of Economic Development and Trade of the Russian Federation. From 1997 to 2000, he was Deputy Minister of Economy of the Russian Federation. From January to August 1997, Mr. Tsikanov was the First Deputy Head of the Administrative Program for Economic Stabilization and Development of the Kabardino-Balkarian Republic. From March 1993 to 1997, he was Minister of Economy of the Kabardino-Balkarian Republic. Prior to that, Mr. Tsikanov worked in various scientific institutes of the Academy of Sciences of the USSR and Russia from 1977 to 1993. Mr. Tsikanov holds a doctorate in economics.

Yevgeny V. Mikhel has been our First Deputy Chief Executive Officer since April 2009. From September 2007 to April 2009, he was our Vice President — Legal Matters and Director of the Legal Department. From July 2006 to September 2007, he acted as Director of our Government Relations Department. From February to July 2006, Mr. Mikhel held the position of Chief Counsel and Director of the Department of Judicial Protection and Legal Regulation. From July 2002 to June 2003, Mr. Mikhel worked as Deputy General Director for Legal Matters. From May 2000 through July 2002, he was a legal adviser in the Bureau of Civil Law Disputes and Support of International Economic Activity, as well as head of the Department of Litigation and Enforcement of Court Orders. From November 1998 to May 2000, Mr. Mikhel worked in the Chelyabinsk branch of Sberbank as the head legal adviser. From September through November 1998, he worked as legal adviser in the Traktorzavodskoye Municipal Enterprise. In 1998, Mr. Mikhel graduated from the Urals State Law Academy.

Stanislav A. Ploschenko has been our Senior Vice President — Finance since April 2009. From January 2008 to April 2009, he was our Chief Financial Officer. Previously he held the position of Acting Chief Financial Officer from June 2007 to January 2008. He was our Deputy Chief Financial Officer and Deputy Treasurer for Corporate Lending from June 2006 to June 2007. From June 2001 to June 2006, he worked for Commerzbank AG and Commerzbank (Eurasia) ZAO. His last position at Commerzbank was head of the steel and mining industry group of the Corporate Clients Department of Commerzbank (Eurasia) ZAO. From 1995 to 1996, Mr. Ploschenko worked as an auditor for Bank’s Audit Service OOO. Mr. Ploschenko holds a masters degree in international securities investment and banking from the ISMA Centre at the University of Reading (U.K.), a bachelors degree in international finance and trade from the University of Portsmouth (U.K.) and a specialist diploma in international economics from the Finance Academy under the Government of the Russian Federation.

Andrey D. Deineko has been Chief Executive Officer of Mechel Management since December 2008. From January 2008 to December 2008 he acted as Steel Division Director of Mechel Management. Previously, he held the position of Director of the Department of Industry in the Russian Ministry of Industry and Energy from 2005 to 2007, having been Deputy Director of this Department from 2004 to 2005. He was Director of the Department of Industrial and Innovative Policy in Metallurgy in the Russian Ministry of Industry and Science from 2002 to 2004. From 1999 to 2002, he was Deputy General Director of Oskol Electrometallurgical Plant. He held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company from 1998 to 1999 and Head of Supply Division of Zapad-Elite from 1997 to 1998. From 1976 to 1997, he held various positions at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy, the last position being Deputy Director. He has been awarded the title of Honorable Metallurgist. Mr. Deineko graduated from the Moscow Institute of Steel and Alloys with a degree in engineering, and obtained his post-graduate degree in technical sciences from the same institute.

Boris G. Nikishichev has been Chief Executive Officer of Mechel Engineering OOO since January 2009. From February 2007 to January 2009 he held the position of Director of Mining of Mechel Management. Previously, he was our Senior Vice President — Mining from February 2005 to 2007. From 2004 to February 2005, he served as Deputy General Director of Raspadskaya Coal Company. From 1998 to 2004, he held the position of First Vice President in Sokolovskaya Holding Company. In addition, from 1999 to 2004, he was also First Vice President of the Mining Industrialists of Russia, a noncommercial partnership. From 1993 to 1999, Mr. Nikishichev was Deputy General Director for Long-Term Development and Capital Construction, Vice President/Director for Restructuring of Coal Production in Russian Coal Company. From 1991 to 1993, he served as First Deputy President of the Management Board of Russia’s Coal Corporation. From 1970 to 1990, Mr. Nikishichev held various executive positions at YuzhKuzbassUgol United Coal Mining Company. He graduated from the Siberian Metallurgical Institute with a degree in mining electrical engineering. Mr. Nikishichev also holds a doctorate in technical science from the Moscow State Mining University.

Irina N. Ipeyeva has been Director of our Legal Department since April 2009. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department and Director of the Department of Corporate Governance and Property. From 2003 to 2007, Ms. Ipeyeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel Management. From March to June 2003, Ms. Ipeyeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO, and from January 2001 to March 2003 she acted as Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company. From August 1988 to January 2001, Ms. Ipeyeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Concentration Factory, where she held positions ranging from legal adviser to head of the legal department. Ms. Ipeyeva graduated in 1988 from the Kuibyshev State University with a degree in law.

Oleg I. Rozenberg has been Sales Director of Mechel Trading since August 2008. From July 2007 to August 2008 he held the position of Deputy General Director for International Trade of Mechel Management. Mr. Rozenberg was a member of our Management Board from September 2007 to March 2009. Since July 2008, Mr. Rozenberg has been chairman of the board of directors of Mechel Trading. From January 1996 to May 2007, Mr. Rozenberg was head of Ugol-R ZAO, a coal trading company. Mr. Rozenberg received a degree in economics in 2006 from the Academy of National Economy under the Government of the Russian Federation. Mr. Rozenberg graduated from the M.V. Frunze Odessa Higher Artillery Officers’ Academy in 1978 and held several commanding posts in the Soviet Army.

Elena V. Selivanova has been our Vice President for Human Resources and Social Policy since April 2009. From January 2007 to April 2009, she was our Director of Human Resources. From April 2004 to November 2006, Ms. Selivanova held the position of Executive Director of the Human Resources Department of Volgotanker. From March 2002 to March 2004, Ms. Selivanova was Director of the Department for Organizational Development and Personnel Management of Firma Omega-97 OOO. From November 1999 to March 2002, Ms. Selivanova was Director of the Personnel Service and Deputy Director for Personnel Operations at Vimpel-Kommunikatsii OAO. From July to October 1999, she was Director of Personnel Operations at Personalny Telefon OOO. From March 1998 through February 1999 she was Personnel Manager at Bakster Export ZAO. Ms. Selivanova graduated from the Moscow State Cultural Institute in 1985.

Viktor S. Gvozdev has been Chief Executive Officer of Mechel-Energo since February 2009 and a member of our Management Board since March 2009. From 2005 to 2007 he held the position of Chief Executive Officer of Territorial Generating Company TGK-8 OAO. From 1996 to 2005 Mr. Gvozdev was head of the boiler repair shop and Chief Engineer of Nevinnomysskaya GRES OAO, and from 2003 held the position of Chief Executive Officer of that company. Mr. Gvozdev graduated from Novocherkassk Polytechnical University, receiving an honors diploma with the degree of electrical engineer specializing in electric power generation. Mr. Gvozdev obtained his post-graduate education at the Academy of National Economy under the Government of the Russian Federation in European management (1999) and management of company development (2003).

Oleg V. Korzhov has been our Vice President for Business Planning and Analysis since April 2009 and a member of our Management Board since March 2009. Previously he was Deputy Chief Executive Officer for Economy and Finance of Mechel Management from July 2008 to April 2009. From September 2005 to January 2006 he held the position of Economic Planning Director of Mechel OAO, and from February 2006 to July 2008 held the same position at Mechel Management. From 2003 to 2005, Mr. Korzhov was Director for Finance and Economy of Evrazholding OOO. From 1998 to 2003 he was Deputy Economic Director for Analysis and Pricing, then Chief Economist of Nizhnetagilsky Metallurgical Plant OAO. From 1993 to 1996 he worked at the

Nizhnetagilsky Metallurgical Plant as economist and head of the financial and economical bureau. Mr. Korzhov graduated from Ural Polytechnical Institute with a degree in economics and management in metallurgy; Mr. Korzhov obtained his post-graduate education at the Academy of National Economy under the Government of the Russian Federation in general management (2002); he has held the advanced academic degree of Candidate of Economic Sciences since 2006.

Gennady A. Ovchinnikov has been a member of our Management Board since March 2009 and Chief Executive Officer of Mechel Ferroalloys Management since December 2008. Also, since July 2006 Mr. Ovchinnikov has been Managing Director of Southern Urals Nickel Plant. From April 2004 to March 2005 he held the position of lead specialist in our technical department. From March 2001 to April 2004 Mr. Ovchinnikov worked as Head of the Enrichment and Agglomeration Bureau and Head of the Mining Engineering Department at ZapSib. From 1974 to 2001 he held various positions at Kuznetsky Metallurgical Plant OAO, including the position of Director at the Abagurskaya Enrichment and Agglomeration Factory. Mr. Ovchinnikov graduated from Magnitogorsk Metallurgical and Mining Institute with a degree in mineral enrichment. Since 1991 he has held the advanced academic degree of Candidate of Technical Sciences.

Aleksandr S. Starodubov has been a member of our Management Board since March 2009, Managing Director of Mecheltrans since April 2008 and Chairman of the Board of Directors of Mecheltrans since 2007. From 2002 to 2007 he held the position of Chief Executive Officer of Mecheltrans. From 1999 to 2002 he was Deputy Chief Executive Officer of Uglemet-Trading OOO. From 1987 to 1999 Mr. Starodubov was director of the representative office of the F.E. Dzerzhinsky Underground Mine. Mr. Starodubov graduated from Siberian Metallurgical Institute with a degree in technology and complex mechanization of underground mining of mineral resources and earned a diploma in mining engineering.

Igor V. Khafizov has been member of our Management Board since March 2009 and Chief Executive Officer of Mechel Mining Management since July 2008. From April 2008 to February 2009 he was Chief Executive Officer of Mechel Mining. From 2006 to 2008 Mr. Khafizov held the position of Managing Director of Southern Kuzbass Coal Company. From 2007 to 2008 held the position of Chief Executive Officer of Yakutugol. From 1992 to 2006 managed Korshunov Mining Plant in the position of Chief Executive Officer and then Managing Director. Mr. Khafizov graduated from the Ural Mining Institute with a degree in technology and complex mechanization of open-pit mining of mineral resources. From 2004 to 2007 he was a member of the legislative assembly of Irkutsk region. In recognition of his many years of experience in the mining industry, he was awarded the “Russian Miner” gold medal.

Petr S. Syrkin has been our Vice President for Capital Construction since April 2009. From October 2007 to April 2009 he was our Deputy Chief Executive Officer for Capital Construction and Director of the Capital Construction Department of Mechel Management. Since December 2007, he has been Chief Executive Officer of Metallurgshakhtspetsstroy ZAO. From December 2004 to October 2007 he was President and Chairman of the Board of Directors of Soyuzspetsstroy United Mine Construction Company ZAO. In the period from 1989 to 2004, Mr. Syrkin occupied various positions — he was Chief Executive Officer of Rostovshakhtstroy OAO, Chairman of the Mine Construction Department at Novocherkassk Polytechnical University and Chief Executive Officer of Donugol ZAO. Mr. Syrkin graduated from Kuzbass Polytechnical Institute as a mining engineer with qualification in construction of underground facilities and mines.

All of our current directors were elected on June 30, 2008, and their terms expire on the date of our next annual shareholders’ meeting, which will take place not later than June 30, 2009. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

Compensation

Our directors and executive officers were paid an aggregate of 105.6 million rubles for services in all capacities provided to us during 2008. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2008 was 3.2 million rubles. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at our annual shareholders’ meeting using a cumulative voting system. Directors are elected to serve until the next annual shareholders’ meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, six of whom are independent pursuant to the director independence criteria set forth both in the applicable FFMS regulations and the New York Stock Exchange (“NYSE”) regulations, as well as in the Bylaw on the Board of Directors of Mechel OAO. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information — General Meetings of Shareholders” for more information regarding the competence of our shareholders’ meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

Committees of the Board of Directors

Audit Committee

The Audit Committee of our Board of Directors consists of Roger Gale, Valentin V. Proskurnya, Igor Kozhukhovsky and David Johnson, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are Alexey Ivanushkin, Serafim Kolpakov, David Johnson, Igor Kozhukhovsky and Vladimir Polin and its chairman is Alexander Yevtushenko. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Roger Gale and Serafim Kolpakov and its chairman is Valentin Proskurnya. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards as well as to work out a competitive remuneration system within Mechel. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our chief executive officer or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees.

Management Board

In August 2007, we created a Management Board to provide for more oversight of our operations. For more information, see “Item 10. Additional Information — Management Board.” The members of the Management Board are set out above under “— Directors and Executive Officers.”

Mechel Management OOO

Mechel Management OOO (“Mechel Management”) was established in October 2005 as a wholly-owned subsidiary of Mechel OAO with the purpose of providing management services to our subsidiaries by performing the functions of their respective management bodies. In each case, Mechel Management is appointed as the management body under a service agreement executed with the relevant subsidiary. Currently, Mechel Management provides management services to most of the subsidiaries within our Steel Division.

Mechel Mining Management OOO

Mechel Mining Management OOO (“Mechel Mining Management”) was established in July 2008 as a wholly-owned subsidiary of Mechel Mining with the purpose of providing management services to the production subsidiaries of Mechel Mining by performing the functions of the respective executive management bodies of the companies within our Coal Division — Southern Kuzbass Coal Company, Korshunov Mining Plant and Yakutugol.

Mechel Ferroalloys Management OOO

Mechel Ferroalloys Management OOO (“Mechel Ferroalloys Management”) was established in May 2008 as a wholly-owned subsidiary of Mechel OAO with the purpose of providing management services to the production subsidiaries of Oriel Resources by performing the functions of the respective executive management bodies of the companies within our Ferroalloys Division — Southern Urals Nickel Plant, Bratsk Ferroalloy Plant and Tikhvin Ferroalloy Plant.

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Lyudmila E. Radishevskaya, who serves as Chairman, and Natalia G. Mikhaylova and Yaroslav A. Markov. The powers and duties of our Review Commission are governed by regulations approved by our shareholders’ meeting. Ms. Radishevskaya is the Chief Accountant of Mechel Trade House, Ms. Mikhaylova is the senior lawyer in our legal department and Mr. Markov is the Deputy Head of the Control and Revision Department of Mechel Management.

Internal Audit Department

The Internal Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Audit Department are governed by the Bylaw on the Internal Audit Department. It reports directly to our Chief Executive Officer, and also reports to the Audit Committee of the Board of Directors. Andrei S. Perchik is the head of the Internal Audit Department.

Corporate Governance Principles

Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the FFMS and supplemented by the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders’ rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continuing to adapt our corporate governance principles to developments in best-practices. Our corporate governance principles are reflected in our corporate documents, such as:

•	the Charter;

•	the Bylaw on the Board of Directors;

•	the Bylaw on the General Meeting of Shareholders;

•	the Bylaw on the General Director;

•	the Bylaw on the Collegial Executive Body (Management Board);

•	the Bylaw on the Review Commission;

•	the Bylaw on the Internal Audit Function;

•	the Code of Business Conduct and Ethics;

•	the Bylaw on the Prohibition and Prevention of Insider Trading;

•	the Bylaw on the Disclosure of Information That May Significantly Impact the Market Value of our Shares;

•	the Bylaw on Information Policy;

•	the Bylaw on the Appointment and Compensation Committee of the Board of Directors;

•	the Bylaw on the Audit Committee of the Board of Directors; and

•	the Code of Corporate Governance.

These documents are available at www.mechel.com and www.mechel.ru.

We also comply with the corporate governance requirements applicable to Russian public companies listed on Russian stock exchanges. Such requirements include: (1) the obligation to have at least three independent directors; (2) the establishment of an audit committee and a committee on human resources and compensation; (3) the establishment of a collegial executive management body; (4) the adoption of a bylaw on insider trading; (5) the adoption of a bylaw setting out the rules and policies on disclosure of information about the issuer; and (6) implementation of internal control procedures.

We also comply with applicable corporate governance requirements of the NYSE The NYSE permits listed companies that are foreign private issuers, such as Mechel, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. In addition, we have voluntarily complied with certain other requirements applicable to U.S. companies under NYSE listing standard 303A. A summary description of NYSE listing standard 303A showing our compliance therewith and/or the alternative corporate governance practices followed by us is available at www.mechel.com. See also “Item 16G. Corporate Governance.”

Employees

At December 31, 2008, we employed approximately 83,070 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	17,004	76.3%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsk Open Pit Mine, Tomusinsk Energo Management, Vzryvprom)	Russia	Coal	11,812	80.0%
Izhstal	Russia	Steel	8,106	96.5%
Beloretsk Metallurgical Plant	Russia	Steel	6,882	96.3%
Yakutugol, Dzhebariki-Khaya Mine, Kangalassk Open Pit Mine	Russia	Coal	6,516	98.0%
Southern Urals Nickel Plant	Russia	Nickel	4,195	42.7%
Korshunov Mining Plant	Russia	Iron Ore	4,064	88.5%
Urals Stampings Plant	Russia	Steel	3,783	73.2%
Mechel Targoviste	Romania	Steel	3,151	83.3%
Mechel Campia Turzii	Romania	Steel	2,597	87.3%
Mechel-Coke	Russia	Coke	1,650	66.5%
Mechel-Energo	Russia	Power	1,490	28.2%
Moscow Coke and Gas Plant	Russia	Coke	1,313	72.4%
Ductil Steel	Romania	Steel	1,186	82.9%
Spetsremzavod	Russia	Melting facility repair	1,011	0%
Mechel-Service	Russia	Sales and Distribution	802	0%
Southern Kuzbass Power Plant	Russia	Power	706	62.0%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	694	32.4%
Kuzbass Power Sales Company	Russia	Power	659	75.9%
Toplofikatsia Rousse	Bulgaria	Power	649	66.6%
Bratsk Ferroalloy Plant	Russia	Ferroalloys	555	50.5%
Zavod Ogneuporov	Russia	Refractory products	538	0%
Port Posiet	Russia	Shipping	379	11.9%
Vyartsilya Metal Products Plant	Russia	Steel	370	0%
SC Mechel Reparatii Targoviste SRL	Romania	Steel	362	58.0%
Metallurgshakhtspetsstroy	Russia	Capital construction	304	0%
Mechel-Materials	Russia	Processing	301	0%
Mechel Nemunas	Lithuania	Steel	299	43.5%
Port Temryuk	Russia	Shipping	251	0%
Mechel Management	Russia	Corporate	238	0%
Mecheltrans	Russia	Railway transportation	195	0%
Port Kambarka	Russia	Shipping	189	29.6%
Metals Recycling	Russia	Scrap metal	186	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	178	0%
Mechel	Russia	Corporate	134	0%
Mechel Trading House	Russia	Sales and Distribution	102	0%
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	219	0%

Total			83,070	74.7%

At December 31, 2007, we employed approximately 85,032 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	20,252	65.0%
Southern Kuzbass Coal Company	Russia	Coal	12,157	78.0%
Izhstal	Russia	Steel	8,596	92.0%
Yakutugol	Russia	Coal	8,532	99.0%
Beloretsk Metallurgical Plant	Russia	Steel	7,529	91.0%
Mechel Targoviste	Romania	Steel	4,036	88.0%
Southern Urals Nickel Plant	Russia	Nickel	4,538	39.0%
Korshunov Mining Plant	Russia	Iron Ore	4,180	90.0%
Urals Stampings Plant	Russia	Steel	3,982	73.0%
Mechel Campia Turzii	Romania	Steel	2,917	85.0%
Mechel-Coke	Russia	Coke	1,721	64.0%
Moscow Coke and Gas Plant	Russia	Coke	1,507	63.0%
Kuzbass Power Sales Company	Russia	Power	555	90.0%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	548	51.0%
Southern Kuzbass Power Plant	Russia	Power	548	80.0%
Mechel-Service	Russia	Sales and Distribution	501	0%
Vyartsilya Metal Products Plant	Russia	Steel	394	0%
Mechel Nemunas	Lithuania	Steel	330	39.0%
Port Posiet	Russia	Shipping	321	14.0%
Mechel Trading House	Russia	Sales and Distribution	219	0%
Mechel Management	Russia	Corporate	217	0%
Port Kambarka	Russia	Shipping	202	28.0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	200	0%
Metals Recycling	Russia	Scrap metal	189	0%
Port Temryuk	Russia	Shipping	167	0%
Mecheltrans	Russia	Railway transportation	157	0%
Mechel-Energo	Russia	Power	147	0%
Mechel	Russia	Corporate	113	0%
Mechel Hardware	Russia	Sales and Distribution	48	0%
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	229	0%

Total			85,032	75.0%

At December 31, 2006, we employed approximately 76,566 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	20,528	68.0%
Southern Kuzbass Coal Company	Russia	Coal	12,018	83.0%
Izhstal	Russia	Steel	9,242	89.0%
Beloretsk Metallurgical Plant	Russia	Steel	7,678	90.0%
Mechel Campia Turzii	Romania	Steel	3,817	87.0%
Mechel Targoviste	Romania	Steel	4,253	90.0%
Southern Urals Nickel Plant	Russia	Nickel	4,293	40.0%
Korshunov Mining Plant	Russia	Iron Ore	4,217	97.0%
Urals Stampings Plant	Russia	Steel	2,905	81.0%
Mechel-Coke	Russia	Coke	1,703	67.0%
Moscow Coke and Gas Plant	Russia	Coke	1,542	81.0%
Specialty Steel	Russia	Steel	1,313	91.0%
Vyartsilya Metal Products Plant	Russia	Steel	400	0%
Mechel Nemunas	Lithuania	Steel	354	0%
Port Posiet	Russia	Shipping	331	15.0%
Mechel Trading House	Russia	Sales and Distribution	283	0%
Mechel-Service	Russia	Sales and Distribution	274	0%
Port Kambarka	Russia	Shipping	218	0%
Mecheltrans	Russia	Railway transportation	193	0%
Metals Recycling	Russia	Scrap metal	155	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	139	0%
Mechel	Russia	Corporate	115	0%
Other	Russia, CIS, Switzerland and Liechtenstein	Coal, Steel, Sales and Distribution	595	0%

Total			76,566	69.0%

Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel-Coke, Izhstal and Bratsk Ferroalloy Plant are members of the Ore Mining and Smelting Trade Union of Russia, employees of Urals Stampings Plant are members of Russian Trade Union of Machinists, and employees of Southern Kuzbass Coal Company and Yakutugol are members of the Russian Independent Trade Union of Coal Industry Workers and of the Russian Independent Trade Union of Miners. Employees of Port Posiet are members of the Russian Independent Stevedores’ Trade Union. Employees of Southern Kuzbass Power Plant and Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union. Employees of Mechel Targoviste are members of Free Independent Trade Union of Mechel Targoviste and of the Metallurgists’ Trade Union of Mechel Targoviste. Employees of Mechel Campia Turzii are members of Free Trade Union of Mechel Campia Turzii and of Trade Union Sigma. Employees of Ductil Steel are members of the Independent Trade Union of Ductil Steel. Employees of Toplofikatsia Rousse are members of PROMYANA, the Trade Union of Power Engineers in Bulgaria.

We consider our relationship with our employees to be good.

Management Share Bonus and Share Option Plans

We are considering establishing a long-term share bonus plan and/or share option plan for officers and key employees.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of May 31, 2009, based on the information available to us:

		% of
	Number of	Common
Name of Beneficial Owner	Common Shares	Shares

Igor V. Zyuzin(1)	277,903,025	66.76%
Other(2)(3)(4)	138,367,720	33.24%

Total	416,270,745	100%

(1)	Mr. Zyuzin is our Chief Executive Officer and a member of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” His business address is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation. Further information regarding Mr. Zyuzin’s shareholdings is available in the Schedule 13D filed by Mr. Zyuzin with the SEC.

(2)	JPMorgan Chase & Co. reported on Schedule 13G that it owns 23,588,347 common shares in the form of ADSs, representing 5.7% of our total issued common shares.

(3)	According to Deutsche Bank Trust Company Americas, as of May 31, 2009, 115,567,933 ADSs and 30,118,305 GDSs were outstanding, representing 35.0% of our total issued common shares.

(4)	We believe our directors and executive officers as a group, other than Mr. Zyuzin, own less than 1% of our shares.

None of our common shareholders have voting rights different from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Related Party Transactions

See note 10 to our consolidated financial statements in “Item 18. Financial Statements.”

Item 8.	Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

New Uregolsk license area

In 1994, Sibirginsk Open Pit Mine (currently a branch of Southern Kuzbass Coal Company) received a subsoil license to develop all reserves of the Uregolsky 1-2 area, while Sibirginsk Open Pit Mine’s balance sheet accounts for the full amount of the Uregolsky 1-2 area reserves (including the New Uregolsk area reserves in accordance with the mining allotment); the validity of the latter was confirmed by the decrees of state authorities.

Due to what we believe was a technical error made when the license was originally issued, there is an uncertainty as to whether the Uregolsk license area includes a part of the mine site with 37 million tonnes of coal deposits. Applicable Russian regulations lack a procedure for correcting license boundaries in the event of an error. Thus, the adjusted boundaries of the mining lease turned out to be outside the area covered by the subsoil license.

On May 19, 2008, a criminal case was initiated under Article 255 of the Criminal Code of the Russian Federation against an unspecified group of persons for violating subsoil safety and use regulations on the New Uregolsk area of the Uregolsk coal deposit. On September 15, 2008, the district court ruled the order to open a criminal case to be illegal. The prosecutor appealed this decision, but the decision was upheld by the court of cassation. On February 10, 2009, the investigative officer issued a decision not to prosecute based on the results of the investigation. The statute of limitation on such criminal charges is two years.

On March 18, 2009, a criminal case was initiated against the management of Sibirginsk Open Pit Mine alleging deliberate illegal business practices involving violation of license regulations and rules governing subsoil use, and conducting mining operations outside the area of the New Uregolsk license without a proper permit. On April 28, 2009 the Kemerovo district court ruled the order to open a criminal case against the management of Sibirginsk Open Pit Mine to be illegal. On May 5, 2009, the prosecutor appealed this decision before the court of cassation.

Under Russian law, the state is the owner of subsoil resources. Generally, Russian law allows the state authorities to recover damages for illegally mined minerals. The Russian state authorities have not made any claims for damages for the 1.1 million tonnes of coal that Southern Kuzbass Coal Company mined on the New Uregolsk area for the period from January 1, 2006 to March 13, 2008, which we believe was extracted in full compliance with the prevailing legislation and with the prior consent and knowledge of the relevant authorities. However, there are no assurances that the state authorities will not claim for damages in connection with such past mining operations.

Tax

In October 2008, Chelyabinsk Metallurgical Plant filed a claim against the Russian tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2005-2006 period in a total amount exceeding 3.6 billion rubles. On March 27, 2009, the Moscow Arbitrazh Court invalidated the tax authorities’ assessment in part, but recognized a tax assessment in the remaining amount of 421.5 million rubles. The decision has not yet come into force. Both sides appealed the decision.

In March 2008, Mechel Trading House OOO filed a claim with the Moscow Arbitrazh Court against the tax authorities seeking the invalidation of a tax assessment in the amount of 454 million rubles relating to the 2005-2006 period. On June 19, 2008 the court of original jurisdiction adjudicated in our favor. The court of appeal and court of cassation supported the decision of the court of original jurisdiction. The ruling of the court entered into full force. The tax authorities may appeal to the Supreme Arbitrazh Court of the Russian Federation with a claim to reconsider the rulings in force; however we consider it unlikely that such an appeal will be successful.

In July, 2007, Beloretsk Metallurgical Plant filed a claim against the tax authorities seeking the invalidation of a tax assessment in the total amount of 156.4 million rubles. On November 7, 2007, the court made a decision in our favor to reduce the assessment by 147.7 million rubles, while our claim regarding the rest of the amount claimed was not satisfied. The tax authorities appealed. The court of appeal on January 10, 2008, and the court of cassation on April 21, 2008, supported the decision of the court of original jurisdiction. The court decision entered into force. Beloretsk Metallurgical Plant OAO paid arrears of 8.7 million rubles under this decision.

In May 2007, Izhstal filed a claim against the tax authorities seeking a reduction of 60.7 million rubles in a tax assessment, including fines and penalties, issued by the tax authorities for the period from January 1, 2003 to April 30, 2006. On November 16, 2007, the court made a decision in our favor and the tax authorities’ assessment was ruled to be invalid. On January 24, 2008 the court of appeal reduced the amount payable to 418,218 rubles. On May 4, 2008 the court of cassation uphold the lower court rulings. On September 4, 2008, the Supreme Arbitrazh Court of the Russian Federation made a decision to decline review of the court rulings. This decision is not subject to further appeal.

In April 2007, Southern Urals Nickel Plant filed a claim against the tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2004-2005 period in the total amount of 70.9 million rubles, including fines and penalties. As a result of a number of court proceedings the assessment of Southern Urals Nickel Plant’s tax arrears was reduced to 1.2 million rubles. The final court decision was issued on January 21, 2009 and has entered into force. This decision is not subject to further appeal, as the tax authorities did not meet the procedural deadline to appeal the decision before the Supreme Arbitrazh Court.

In April 2009, we filed a claim against the tax authorities seeking a refund of overpaid income tax in the amount of 20.2 million rubles.

In addition, we have identified possible tax liabilities arising out of differing interpretations of tax laws and regulations in the amount of up to approximately $26.0 million as of December 31, 2008, which are not accrued in our consolidated financial statements. See note 26(f) to our consolidated financial statements in “Item 18. Financial Statements.”

Antimonopoly

In the summer of 2008, in the course of a regulatory inquiry into business practices on the Russian coking coal market, the FAS initiated an antimonopoly investigation into the business of our subsidiaries Mechel Trading House, Southern Kuzbass Coal Company, Yakutugol and Mechel Trading on allegations of abuse of their dominant position on the Russian market of coking coal concentrate. As a result of the investigation, in August 2008 the FAS issued findings according to which these subsidiaries were held to have violated Russian antimonopoly law by abusing their dominant position on the Russian market for certain grades of coking coal concentrate. The FAS issued a directive requiring these subsidiaries to cease the violations and to change the terms of supply of coking coal concentrate to customers in Russia by: (1) refraining from establishing monopolistically high or low prices; (2) providing, to the extent possible, equal supply terms to all customers without discrimination; (3) submitting to the FAS during the next 5 years economic justifications of each coking coal concentrate price increase of more than 5% as compared to the prices of previous quarter; (4) reducing sale prices by 15% for the period from September 2008 until December 2008; and (5) executing long-term supply contracts of at least three years’ duration with effect from 2009. We fulfilled all terms set forth in the FAS directive and intend to further comply with them.

Furthermore, as a result of the antimonopoly investigation FAS initiated administrative proceedings against Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol which resulted in fines being imposed on these companies in the total amount of 797.7 million rubles, which equals nearly 5% of these subsidiaries’ total sales of coking coal concentrate for 2007. The companies were granted a deferral of the payment of the fines in accordance with the law. Currently all fines have been paid in full.

In December 2008, the FAS initiated an investigation against Yakutugol for alleged violations of the antimonopoly legislation committed by way of abusing its dominant position on the market of steam coal in the Russian Federation. During the course of the investigation no violations were found on the part of Yakutugol and the case was closed.

Environmental and safety

In February 2008, the Department of Natural Resources and Ecology of Kemerovo region filed a claim in the Kemerovo Region Arbitrazh Court against Southern Kuzbass Coal Company seeking the recovery of damages caused to water resources as a result of noncompliance with water legislation in the total amount of 372.1 million rubles. On May 19, 2008, the court of original jurisdiction rendered a decision to deny the claim and Southern Kuzbass Coal Company was not held liable for any damages. There was no appeal against the ruling and it entered into full force.

During the period from March 2 to April 13, 2009, following the results of comprehensive inspections of industrial safety conditions at subsidiaries of Southern Kuzbass Coal Company, Rostekhnadzor has identified a number of violations, including the lack of expert examination of industrial safety of certain facilities, failure to implement measures to address safety violations identified in previous inspections, carrying on operations deviating from the approved projects and plans, and untimely updating of equipment. Rostekhnadzor imposed temporary bans on operations of four of our facilities and submitted the materials on all of the alleged administrative infractions to the court. Following the results of consideration of the cases, the court suspended the operations of one facility for 17 days. Currently, the operations of the facility in question have resumed. Proceedings on the cases of administrative infractions identified at Olezherassk Open Pit Mine have been terminated due to the absence of the elements of an administrative infraction. Most of the identified violations have been eliminated, and the remaining prescribed measures are being implemented in compliance with the time limits established by Rostekhnadzor.

In March and April 2009, Rostekhnadzor also conducted inspections at Southern Kuzbass Power Plant OAO. In the course of the inspections, a number of violations were identified, mainly of a technical nature and connected with excessive wear of obsolete equipment and the company’s failure to comply with certain industrial safety requirements, which resulted in destruction of boiler cladding and excessive levels of gas and dust in the boiler department. Rostekhnadzor has pointed out in its prescriptions of March 31 and April 6, 2009, that the identified violations have to be eliminated by implementing a number of measures. We are currently working to eliminate the identified violations and implement the necessary prescribed measures and comply with the established time limits. In addition, the cladding and thermal insulation of the most problematic boilers have been repaired.

In relation to Southern Kuzbass Power Plant OAO, the claim of the Novokuznetsk Environmental Prosecutor’s Office was also sustained. The court has obliged us to restrict our discharge of pollutants into the atmosphere to the maximum allowable level. We have complied effective April 2009.

Commercial litigation

On November 27, 2008, Mechel Trading House filed a claim in the Chelyabinsk Region Arbitrazh Court to collect debt for supplies to MMK in the amount of 962 million rubles, plus interest in the amount of 39 million rubles. As MMK fully paid the debt, the proceedings with respect to this part of the debt were terminated. On February 27, 2009, the court ruled to collect only the outstanding interest in the amount of 36 million rubles. On March 24, 2009, MMK appealed the decision. On April 29, 2009 the court of appeal upheld the decision and dismissed the appeal. The enforcement order was submitted to the bailiff. On the same date, the decision of the court of appeal entered into force. MMK did not appeal the decision before the court of cassation. Mechel Trading House commenced enforcement proceedings and on June 19, 2009, MMK fully paid the outstanding interest.

On March 19, 2009, MMK filed a claim in court against Mechel Trading House seeking invalidation of its long-term coking coal concentrate supply contract with us on the grounds that the contract was not approved by MMK’s management board. On June 11, 2009, the court rendered a decision to deny the claim. MMK may appeal the court decision before it enters into force, within one month from the date it was issued by the court.

U.S. securities litigation

On April 8, 2009 a person who held our ADSs during the period October 2007-July 2008 sued us in the United States District Court for the Southern District of New York, alleging claims against us, our chief executive officer, our chief financial officer and the chief executive officer of our subsidiary Mechel Management (The case, Frederick v. Mechel OAO, No. 09 Civ.3617, states claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934.). The plaintiff’s claims arise from the FAS directive described above in “— Antimonopoly,” in which FAS claimed that the our pricing of coking coal within the Russian Federation violated Russian antimonopoly laws and that, in addition, we did not pay all taxes that the Russian government now considers to be owed. The plaintiff in the class action alleges that we and our officers should have anticipated or did anticipate these actions by the Russian authorities, and that the failure to disclose these risks constituted U.S. securities fraud. The plaintiff seeks certification of a class of all holders of our securities between October 2007 and July 2008 and an unspecified amount of damages. We have engaged counsel and we plan to contest this lawsuit vigorously. The case is in its earliest stages; as of this writing, a lead plaintiff has not yet been selected pursuant to the provisions of the U.S. Private Securities Litigation Reform Act. We express no opinion as to the likely outcome of the case.

Dividend Distribution Policy

As announced in March 2006, our dividend policy is to declare and pay an annual dividend on our common shares equal to at least 50% of our annual net income, as determined under U.S. GAAP, subject to any applicable Russian legal restrictions. See “Item 10. Additional Information — Description of Capital Stock — Dividends.”

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

For a further description, please refer to “Item 10. Additional Information — Description of Capital Stock — Dividends.”

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign subsidiaries of the group. Dividends are subject to a 9% withholding tax in Russia for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Additional dividend tax could be imposed on the transfer of undistributed earnings of subsidiaries to Mechel (generally, tax rate is assumed as 9%). Approximately $9.9 billion and $6.8 billion were available for dividends by Mechel subsidiaries as of December 31, 2008 and 2007, respectively. Approximately $346.4 million of undistributed retained earnings of the group’s subsidiaries were restricted for distribution in accordance with a covenant provided in a loan agreement with BNP Paribas as of December 31, 2008.

On June 30, 2008, Mechel declared a dividend of 10.98 billion rubles, which was paid in full as of December 31, 2008, with the exception of payments to shareholders who did not furnish their bank details. On June 29, 2007, Mechel declared a dividend of 8.2 billion rubles, which was paid in July-September 2007. On June 30, 2006, Mechel declared a dividend of 5.1 billion rubles for 2005, which was paid in July-September 2006.

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

The formula for determination of dividends payable on our preferred shares is fixed in our charter and is not covered by our dividend policy. See “Item 10. Additional Information — Description of Capital Stock — Dividends.”

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2008.

Item 9.	The Offer and Listing

Our ADSs have been listed on the New York Stock Exchange under the symbol “MTL” since October 2004. Our common shares have been listed on the Russian Trading System (the “RTS”), quotation list “B”, under the symbol “MTLR” since June 2004. In October 2008 our common shares were promoted to quotation list “A-2” on RTS. In December 2008, our common shares were admitted to trading on the Moscow Interbank Currency Exchange (“MICEX”) and included in quotation list “V”. In March 2009, MICEX made a decision to change our common shares’ listing category and our shares were consequently promoted to quotation list “A-1”, which significantly boosted their liquidity. Since the liquidity of our shares on MICEX is typically much higher than on RTS, in the table below starting from January 2009 we use MICEX data instead of RTS for previous periods (for Russian exchanges conversion from rubles into U.S. dollars is made using the Central Bank of Russia exchange rate at the date of lowest or highest price) to give a better comparison and outlook of our common shares’ market value.

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

	ADSs		Common Shares
	High	Low	High	Low

May 2009	$11.01	$6.21	$9.03	$6.25
April 2009	$6.68	$4.50	$6.52	$4.30
March 2009	$4.99	$3.21	$4.80	$3.45
February 2009	$5.73	$3.24	$5.23	$2.88
January 2009	$4.67	$2.57	$4.35	$2.29
December 2008	$5.80	$3.73	$4.90	$4.10
First Quarter 2009	$5.73	$2.57	$5.23	$2.29
Fourth Quarter 2008	$17.19	$3.66	$17.75	$4.10
Third Quarter 2008	$48.72	$16.92	$39.00	$15.75
Second Quarter 2008	$57.62	$40.34	$45.50	$33.00
First Quarter 2008	$46.82	$27.62	$43.00	$20.00
Fourth Quarter 2007	$34.63	$17.73	$25.71	$17.97
Third Quarter 2007	$17.31	$12.08	$17.59	$12.06
Second Quarter 2007	$12.99	$10.66	$12.98	$10.88
First Quarter 2007	$11.27	$7.91	$11.30	$8.30
2008	$57.62	$3.66	$45.00	$4.10
2007	$34.63	$7.91	$25.71	$8.30
2006	$10.32	$6.34	$10.20	$6.25
2005	$12.17	$7.02	$11.20	$7.75
2004	$7.48	$5.26	$17.00	$0.36

Item 10.	Additional Information

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

Description of Capital Stock

General

Pursuant to our charter, as amended, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 555,027,660 shares, including 416,270,745 common shares, each with a nominal value of 10 rubles, and 138,756,915 preferred shares, each with a nominal value of 10 rubles, all of which are fully paid, issued and outstanding. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. The Joint-Stock Companies Law requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors, provided that such disposals are not major or interested party transactions.

Currently, we have fewer than 1,000 holders of voting shares, which determines the applicability of certain provisions of the Joint-Stock Companies Law, as described below. Deutsche Bank Trust Company Americas is considered under Russian law to be the sole holder of all of the shares underlying our ADSs and GDSs.

On April 30, 2008, an extraordinary shareholders’ meeting adopted amendments to our charter, which were registered with the state unified register of legal entities, as required for the amendments to become effective, on May 7, 2008. Pursuant to our amended charter we are authorized to issue 138,756,915 preferred shares with a nominal value of RUR 10 each. The authorized preferred shares are not convertible into bonds or other securities, including common shares, of Mechel.

A resolution of our board of directors dated May 14, 2008 approved an increase in our charter capital through the issuance of 55,000,000 preferred shares with a nominal value of RUR 10 each. On September 19, 2008, our Board of Directors amended its resolution to increase the number of preferred shares authorized for issuance to 138,756,915 preferred shares with a nominal value of RUR 10 each. The decision of issuance of 138,756,915 preferred shares was registered with the FFMS on October 23, 2008. On April 2, 2009 we placed all 138,756,915 of the preferred shares authorized for issuance at the placement price of RUR 10 per share. All the preferred shares were taken up by our wholly-owned subsidiary Skyblock Limited, which was the sole offeree. A report on the placement of the preferred shares was registered with the FFMS on April 14, 2009. We transferred 83,254,149 preferred shares to the sellers of 100% of the shares and interest of U.S. entities Bluestone Industries, Inc., Dynamic Energy, Inc. and JCJ Coal Group, LLC and certain of its West Virginia affiliates as part of the consideration in our acquisition of the BCG companies.

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

Rights attaching to common shares

Holders of our common shares have the right to vote at all shareholder meetings. As required by the Joint-Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

•	freely transfer the shares without the consent of other shareholders;

•	receive dividends in accordance with our charter and current legislation;

•	participate in shareholders’ meetings and vote on all matters of shareholders’ competence;

•	transfer voting rights to its representative on the basis of a power of attorney;

•	elect and be elected to the governing and controlling bodies of the company;

•	if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals to the agenda of the annual shareholders’ meeting and nominate candidates to our board of directors, review commission and counting commission;

•	if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary shareholders’ meeting or an unscheduled audit by our review commission or an independent auditor;

•	demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•	our reorganization;

•	conclusion of a major transaction, as defined under Russian law; and

•	amendment of our charter or approval of a new version of our charter that restricts the holder’s rights;

•	upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•	have access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents; and

•	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meetings approved in accordance with its competence.

Rights attaching to preferred shares

Pursuant to our charter, as amended, all of our preferred shares have the same nominal value and grant to their holders identical rights. Each fully paid preferred share gives its holder the right to:

•	freely transfer preferred shares without the consent of other shareholders;

•	receive dividends in accordance with our charter and current legislation;

•	upon liquidation, receive a portion of our liquidation value, which is equal to a portion of our assets calculated pro rata to the portion represented by one preferred share in our charter capital;

•	have access to certain company documents and receive copies for a reasonable fee;

•	transfer all or part of the rights attached to the preferred shares to its representative on the basis of a power of attorney; and

•	participate in shareholders’ meetings and vote on the following matters:

•	our reorganization and liquidation;

•	any amendment of our charter or approval of a new version of our charter that restricts the preferred shareholders’ rights, including amendments to the formula for calculation of dividends and/or the amount of the liquidation value attached to the shares; and

•	participate in shareholders’ meetings and vote on all matters on which common shareholders are entitled to vote if for any reason the annual shareholders’ meeting did not adopt a resolution to pay the full amount of dividends to which preferred shareholders are entitled under our charter. The holders of preferred shares enjoy this right effective from the first shareholders’ meeting to be held after the relevant annual shareholders’ meeting and until the date when dividends on preferred shares are paid in full.

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

Dividends

The Joint-Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a financial quarter, half a year, nine months and/or year. Dividends are recommended to a shareholders’ meeting by the board of directors, and approved by the shareholders’ meeting by a majority vote. A decision on quarterly dividends must be taken within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual shareholders’ meeting. A decision on payment of dividends for common shares can be taken only after the decision on payment of dividends for preferred shares is taken. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “— General Meetings of Shareholders — Notice and participation.” Dividends are not paid on treasury shares.

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

The Civil Code gives creditors the following order of priority during liquidation:

•	individuals owed compensation for injuries or deaths;

•	payments related to disbursement of accrued vacation pay and wages of persons currently or formerly employed under an employment agreement and remuneration to owners of intellectual property rights;

•	federal and local governmental entities claiming taxes and similar payments to the budgets and non-budgetary funds; and

•	other creditors in accordance with Russian legislation.

Claims of creditors in connection with obligations secured by a pledge of the company’s property (“secured claims”) are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for the creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company’s property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

The Joint-Stock Companies Law and our charter provides for an order of priority for distribution of assets of a company remaining after settlement with creditors are completed among the company’s shareholders:

•	payments to repurchase shares from shareholders having the right to demand repurchase;

•	payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company’s charter, as amended; and

•	payments to holders of common and preferred shares with account of the previously paid liquidation value of the preferred shares.

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

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting more than 25% of the number of issued common shares, requires a three-quarters majority vote of a shareholders’ meeting. A decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders’ meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority vote of a shareholders’ meeting.

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

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint-stock company. These procedures require:

•	taking a decision on share placement and approving the resolution on share issuance;

•	prior registration of a share issuance with the FFMS;

•	following the placement of the shares, registration and public disclosure of the results of the placement of shares; and

•	public disclosure of information relating to the share issuance.

Capital decrease; share buy-backs

The Joint-Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is RUR 100,000 for an open joint-stock company. The Joint-Stock Companies Law and our charter require that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made at a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of publication or sending by us of a notice, repayment of all amounts due to them, as well as compensation for damages.

The Joint-Stock Companies Law allows our shareholders or our board of directors to authorize the repurchase of our shares for consideration valued at up to 10% of Mechel’s net assets. The repurchased shares must be resold at a value not less than a market value within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. Repurchased shares do not bear voting rights.

The Joint-Stock Companies Law allows us to repurchase our shares only if:

•	our charter capital is paid in full;

•	we are not and would not become, insolvent as a result of the repurchase;

•	the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares;

•	we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below; and

•	the charter capital has been decreased by acquiring a part of the shares with the view to reduce their total number, provided that following such decrease the charter capital has not become lower than the minimum amount of the charter capital set forth by the Joint-Stock Companies Law (which is equal to RUR 100,000).

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

Registration and transfer of shares

Russian legislation requires that a joint-stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders registered in a register may obtain an extract from our register certifying the number of shares that such shareholder holds. Since September 2, 2008, Registrar NIKoil OAO (“Registrar NIKoil”) has been maintaining our shareholder register, replacing Regional Independent Registrar Agency OAO.

The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held and recorded by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed except in certain instances provided for by Russian legislation, and may be challenged in court.

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

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings:

•	filing quarterly reports with the FFMS, MICEX and RTS containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the Board of Directors, management board and review commission, our branches and representative offices, our subsidiaries and affiliates, our shares, bank accounts and auditors, important developments during the reporting quarter, quarterly accounting reports prepared in accordance with Russian accounting standards, and other information about our financial and business activity;

•	disclosure of the aforementioned quarterly reports on our website at www.mechel.ru;

•	filing with the FFMS, MICEX and RTS and publishing any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder and management bodies resolutions;

•	disclosure of the aforementioned information concerning material facts in the newswire of authorized information agencies and on our website at www.mechel.ru;

•	disclosing information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities regulations by means of publishing it in the newswire of authorized information agencies and on our website at www.mechel.ru, as well as by filing it with RTS and MICEX;

•	disclosing our charter and internal corporate governance documents on our website and filing them with MICEX and RTS;

•	disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards on our website and filing them with MICEX and RTS;

•	filing with the FFMS, MICEX and RTS on a quarterly basis a list of our affiliated companies and individuals and disclosing such list and its amendments on our website at www.mechel.ru; and

•	other information as required by applicable Russian securities legislation and the rules of MICEX and RTS.

General Meetings of Shareholders

Procedure

The powers of a shareholders’ meeting are set forth in the Joint-Stock Companies Law and in our charter. A shareholders’ meeting may not decide issues that are not included in the list of its competence by the Joint-Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

•	charter amendments;

•	reorganization or liquidation;

•	election and early removal of the members of the board of directors;

•	determination of the number, nominal value and type of authorized shares and rights granted by such shares;

•	changes in the company’s charter capital;

•	appointment and early removal of the members of our review commission and counting commission;

•	approval of our external auditor;

•	approval of certain interested party transactions (the value of which is 2% or more of the balance sheet value of the company’s assets) and major transactions (the value of which is more than 50% of the balance sheet value of the company’s assets);

•	distribution of profits and losses, including approval of dividends;

•	decision on our participation in commercial or industrial groups or other associations of commercial entities;

•	redemption by the company of issued shares in cases provided for by the Joint-Stock Companies Law;

•	approval of certain internal documents regulating the activity of our governing bodies; and

•	other issues, as provided by the Joint-Stock Companies Law and our charter.

Voting at a shareholders’ meeting is generally carried out on the principle of one vote per voting share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting stock present at a shareholders’ meeting. However, Russian law requires a three-quarters majority vote of the voting stock present at a shareholders’ meeting to approve the following:

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

The annual shareholders’ meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

•	election of the members of the board of directors and review commission;

•	approval of the annual report and annual financial statements, including the balance sheet and profit and loss statement;

•	approval of distribution of profits, including approval of annual dividends and losses, if any; and

•	appointment of an independent auditor.

A shareholder or group of shareholders owning in the aggregate at least 2% of the outstanding voting shares may introduce proposals for the agenda of the annual shareholders’ meeting and may nominate candidates to the board of directors, general director, the review commission and counting commission. Any agenda proposals or nominations must be provided to the company no later than 30 days after the preceding financial year ends.

Extraordinary shareholders’ meetings may be called either by the board of directors on its own initiative, or at the request of the review commission, the independent auditor of the statutory accounts or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the shareholders’ meeting through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A shareholders’ meeting by absentee ballot contemplates the determination of shareholders’ opinions on issues on the agenda by means of a written poll.

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

Notice and participation

All shareholders entitled to participate in a shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting or if the company’s charter determines it by publishing a notice of the meeting in a printed publication. However, if it is an extraordinary shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of reorganized company, shareholders must be notified (printed publication) at least 70 days prior to the date of the meeting. Under our charter, we may either provide notice by mail to our shareholders or publish a notice in Rossiyskaya Gazeta, an official newspaper founded by the Russian government. Only those items that were set out in the agenda may be voted upon at a shareholders’ meeting.

The list of shareholders entitled to participate in a shareholders’ meeting is compiled on the basis of data in our shareholder register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the board of directors, not more than 85 days before the date of the meeting).

The right to participate in a shareholders’ meeting may be exercised by a shareholder as follows:

•	by personally participating in the discussion of agenda items and voting thereon;

•	by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

•	by absentee ballot; or

•	by delegating the right to fill out the absentee ballot to an authorized representative.

Board of Directors

The Joint-Stock Companies Law and our charter provide that our entire board of directors is up for election at each annual shareholders’ meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder has a number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates or give them to none of candidates. Before the expiration of their term, the members of the board of directors may be removed as a group at any time without cause by a majority vote of the voting shares at a shareholders’ meeting.

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

The Joint-Stock Companies Law generally prohibits the board of directors from acting on issues that fall within the exclusive competence of the shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

•	determination of our business priorities;

•	convening annual and extraordinary shareholders’ meetings, except in certain circumstances specified in the Joint-Stock Companies Law;

•	approval of the agenda of the shareholders’ meeting and determination of the record date for shareholders entitled to participate in a shareholders’ meeting;

•	placement of our bonds and other securities, except in certain circumstances specified in the Joint-Stock Companies Law and our charter;

•	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint-Stock Companies Law;

•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint-Stock Companies Law;

•	appointment of the general director and members of the management board, and early termination of their powers and the establishment of their compensation;

•	recommendation on the amount of a dividend and the payment procedure thereof;

•	recommendation on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•	the use of our reserve fund and other funds;

•	the creation and liquidation of branches and representative offices;

•	approval of internal documents, except for those documents whose approval falls within the competence of the company’s shareholders or general director or the management board;

•	approval of major and interested party transactions in the cases provided for by the Joint-Stock Companies Law;

•	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

•	approval of decisions on share issuances and of the prospectus relating to such share issuances, as well as of reports on the results of such share issuances;

•	approval of our share registrar; and

•	other issues, as provided for by the Joint-Stock Companies Law and our charter.

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

Management Board

In August 2007 at an extraordinary shareholders’ meeting and a meeting of the board of directors, the shareholders agreed to approve the “Bylaw on the collegial executive body (Management Board).” The management board created by this bylaw engages in discussions regarding important corporate issues and makes recommendations to our board of directors. The management board is regulated under our charter and the relevant bylaws. The management board’s size is defined by the board of directors, and it is comprised of senior management and members of the board of directors, with each member of the management board elected by the board of directors. The management board has quorum if at least half of all its elected members participate in the meeting.

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

General Director

The general director (also referred to in this document as our Chief Executive Officer) is our sole executive body and manages our current operations and organizes the implementation of resolutions of our shareholders’ meeting and the board of directors. The general director acts on our behalf without a power of attorney and has the following rights and responsibilities:

•	performing the routine management of our operations;

•	exercising the right of first signature on financial documents;

•	managing our property to provide for our current operations within the limits established by our charter and prevailing Russian legislation;

•	representing our interests both in Russia and abroad;

•	approving staff, executing labor contracts with our employees and rewarding and disciplining employees;

•	entering into transactions on our behalf;

•	issuing powers of attorney on our behalf;

•	opening and closing our bank accounts;

•	organizing our accounting and reporting process;

•	issuing orders and instructions binding on all our employees;

•	organizing the implementation of resolutions of our shareholders’ meeting and our board of directors; and

•	performing other functions necessary to achieve our aims and to provide for our normal operations, in compliance with prevailing legislation and our charter, except for the functions laid upon our other management bodies by the Joint-Stock Companies Law and our charter.

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

The general director may on his own initiative renounce his powers at any time by written notice to the board of directors. The authority of the general director may be terminated before the expiration of his term of office by a resolution of the board of directors on the following grounds:

•	failure to comply with the requirements of our charter, resolutions of the shareholders’ meeting or the board of directors or our internal documents;

•	in the cases stipulated by the employment agreement with the general director; and

•	in other events provided by current legislation.

Upon resolution of the shareholders’ meeting, the authority of the sole executive body may be vested in a commercial organization (a “managing organization”) or an individual entrepreneur (a “manager”) on a contractual basis. Under the Civil Code, if the authority of a company’s sole executive body has been vested in a managing organization or a manager, the company exercises its legal rights and assumes its legal obligations through such managing organization or manager. A resolution to transfer the authority of a company’s sole executive body to a managing organization or a manager shall be passed by the general meeting of shareholders only upon recommendation of the board of directors of the company.

Our general director is required under Russian law to disclose information on his holdings of our securities and on sales and/or purchases of our securities.

Role of the Review Commission

The review commission exercises control over our financial and business operations.

The review commission is elected by the shareholders’ meeting for a period of one year and consists of three persons. Shares owned by members of our board of directors or persons holding positions in our management bodies cannot participate in the voting, when members of the review commission are elected. The term of office of the review commission runs from the moment it is elected by the shareholders to the moment it is elected or re-elected by the next annual shareholders’ meeting. The authority of individual members or the whole review commission may be terminated before the expiration of the term of office thereof by a resolution of the shareholders’ meeting on the grounds and in compliance with the procedure stipulated by our internal documents. If the number of members of the review commission falls to less than half of the required membership thereof, the board of directors must convene an extraordinary shareholders’ meeting to elect a new review commission. The remaining members of the review commission continue to perform their functions until a new review commission is elected.

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

The review commission is entitled to request that an extraordinary shareholders’ meeting be convened in accordance with the procedure provided by our charter.

On the basis of the results of its examination of our financial and business operations, the review commission prepares opinions, which contain the following:

•	confirmation of the reliability of the data contained in our reports and other financial documents; and

•	information on any identified cases of violations of accounting and reporting procedures stipulated by Russian legislation and violations of Russian legislation identified in financial and business operations.

The board of directors determines remuneration and compensation of expenses to the members of the review commission.

Interested Party Transactions

Under the Joint-Stock Companies Law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors or member of any executive body of the company, any person that owns, together with any affiliates, at least 20% of a company’s issued voting stock or any person who is able to direct the actions of the company, if that person, and/or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

•	a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

•	the owner (the various or in the aggregate) of at least 20% of the issued voting shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

•	a member of the board of directors or a member of any management body of a company that is a party to,or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of any management body of a management organization of such a company.

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

Approval by a majority of shareholders who are not interested in the transaction is required if:

•	the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company’s assets determined under Russian accounting standards;

•	the transaction or a number of interrelated transactions involves the issuance, by subscription, of common shares or securities convertible into common shares, or secondary market sale of such securities, in an amount exceeding 2% of the company’s issued common shares and common shares into which issued convertible securities may be converted;

•	the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

•	all the members of the board of directors of the company are interested parties, or none of them is an independent director.

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

For information on certain risks relating to interested party transactions see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.”

Major Transactions

The Joint-Stock Companies Law defines a “major transaction” as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares by means of subscription (disposal). Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of the voting stock a shareholders’ meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of the voting stock held by shareholders present at the general shareholders’ meeting.

For information on our controlling shareholder’s potential ability to approve major transactions see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our controlling shareholder has the ability to take actions that may conflict with the interests of the holders of our Shares.”

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•	A person intending to acquire more than 30% of an open joint-stock company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of shares of the same class.

•	A person that has acquired more than 30% of an open joint-stock company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers, provided, however, that such previous voluntary offer was made in compliance with certain requirements of the Joint-Stock Companies Law applicable to mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price which is not less than the price determined based on a weighted market price of the shares for the previous six months, or at a price not less than the market price, which must be determined by an independent appraiser if the shares have an insufficient or nonexistent trading history. From the moment of acquisition of more than 30% of the shares until the moment of sending of an offer to the company, the person making the offer and its affiliates will be able to vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding common shares and voting preferred shares.

•	A person that as a result of such a voluntary or mandatory offer becomes (individually or with its affiliates) the owner of more than 95% of the company’s common shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror. The offeror is entitled to require the holders of the remaining shares of the company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares of the company as a result of acceptance by other shareholders of the voluntary or mandatory tender offer as described above.

•	An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If securities are listed on a stock exchange, prior notice of the offer must be filed with the FFMS; otherwise, notice must be filed with the FFMS no later than the date of the offer. The FFMS may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

•	Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders’ meeting will have the sole power to make decisions on charter capital increase, issuance of securities convertible into shares, including options of an open joint-stock company, approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business, and on certain other significant matters.

The above rule may be supplemented through rulemaking by the FFMS, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

Approval of the Russian Federal Antimonopoly Service

Pursuant to the Competition Law, acquisitions of voting shares of a joint-stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under Russian accounting standards, or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of shareholders defined under Russian law) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, or obtaining rights to determine the conditions of business activity of an entity or to exercise the authorities of its executive body must be approved in advance by the FAS. Such transactions executed between members of a group of companies may require only a subsequent notification to the FAS if prior notification about the members of the group of companies has been filed with the FAS and the information contained in this notification is still accurate as of the date of the relevant transaction and had not been changed within 30 days from the date of group’s disclosure and prior to the date of the transaction’s settlement.

Notification of foreign ownership

Foreign individuals and foreign companies that acquire shares in a Russian joint- stock company, regardless of whether they are registered with the Russian tax authorities, may need to notify the Russian tax authorities within one month following such acquisition. However, the procedure for notifying the Russian tax authorities by foreign individuals or companies that are not registered with such tax authorities at the time of their share acquisitions remains unclear.

Furthermore, under the recently adopted Strategic Industries Law, any foreign investor or group of companies is required to notify Russian authorities on its acquisition of 5% or more of the charter capital of a Strategic Company. Additionally, any foreign investor or group of companies which already holds 5% or more of the charter capital of a Strategic Company is required to submit a notification to the appropriate Russian authorities on such holding within 180 days after the Strategic Industries Law came into force, i.e., before November 5, 2008.

The Resolution of the Government of the Russian Federation No. 795 on October 27, 2008, approved the Regulations for provision by a foreign investor or a group of persons, including a foreign investor, of the information on transactions with shares (interests) in charter capitals of enterprises of strategic importance for national security and defense.

The Resolution of the Government of the Russian Federation No. 510 on July 06, 2008, authorizes that the Federal Antimonopoly Service is a federal executive authority for execution of control over making foreign investments in the Russian Federation. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation and Other Countries Where We Operate — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments” and “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — The Strategic Industries Law.”

Material Contracts

None.

Exchange Controls

The Federal Law “On Currency Regulation and Currency Control,” which came into effect as of June 18, 2004, sets forth certain restrictions on settlements between residents of Russia with respect to transactions involving foreign securities (including ADSs), including requirements for settlement in Russian rubles.

Repatriation of Export Proceeds

Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing) within the time frame provided under the respective agreement.

Restrictions on Remittance to Non-residents

The Federal Law “On Foreign Investments in the Russian Federation,” dated July 9, 1999, as amended, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may affect investors’ ability to do so. Ruble dividends on common shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. Also, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws as long as the buyer is not a Russian resident for currency control purposes.

Taxation

The following discussion is not intended as tax advice to any particular investor. No opinion of counsel will be issued with respect to the following discussion and, therefore, such discussion is not based on an opinion of counsel. It is also not a complete analysis or listing of all potential U.S. federal or Russian income and withholding tax consequences of ownership of common shares or ADSs. We urge such holders to consult their tax advisers regarding the specific U.S. federal, state and local and Russian tax consequences of the ownership and disposition of the common shares or ADSs under their particular factual circumstances.

Russian Income and Withholding Tax Considerations

The following discussion is based on:

•	Russian legislation; and

•	the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation and Other Countries Where We

Operate — Legal risks and uncertainties — Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate” and “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation and Other Countries Where We Operate — Legal risks and uncertainties — Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.”

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties. The Ministry of Finance of Russian Federation in its letters has specified that U.S. holders are recognized as the beneficial owners of the underlying shares and actual recipients of income for the purposes of the United States-Russia income tax treaty based on the due confirmation of the tax residence of the ADS holder. However, Russian tax authorities did not provide the common official rule in respect of the question how U.S. holders can demonstrate their status of the beneficial owners. As Russian tax legislation does not provide for the obligatory form of documents confirming the corresponding status of the beneficiary owner in the foreign legislation (e.g., U.S. permanent resident status), per the opinion of the official authorities the documents confirming the permanent residence of the foreign company can be any documents in any format subject to legalization in due course or apostilled.

If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — ADS and GDS holders may not be able to benefit from the United States-Russia income tax treaty.”

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

Taxation of dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate to 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 10% rate applies to dividends paid to U.S. holders owning less than 10% of the entity’s outstanding shares and 5% for U.S. holders, which is a legal entity, owning 10% or more of the entity’s outstanding shares. Under current regulations, authorization from the Russian tax authorities is not required to allow us to withhold at reduced rates under applicable double tax treaties provided that all of the numerous administrative requirements are met. See “— United States-Russia income tax treaty procedures.”

If U.S. holder does not provide to us appropriate evidence that he is a U.S. resident before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

Taxation of capital gains

U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common shares outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common shares to Russian residents, however, may be subject to Russian withholding taxes if such common shares and ADSs represent shares belonging to Russian residents, more than 50% of whose assets consist of real property located in the territory of the Russian Federation. For such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States-Russia income tax treaty on the disposition of common shares or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from those provided in the treaty, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

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

United States-Russia income tax treaty procedures

A resident of the United States for purposes of the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”) that is fully eligible for benefits under the United States-Russia income tax treaty is referred to herein (and solely for purposes of the “— Russian Income and Withholding Tax Considerations” section) as a “U.S. holder.” Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, a person generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if such person is:

•	liable, under the laws of the United States, for U.S. federal income tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of the holder’s domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•	not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to United States persons who hold common shares or ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a United States person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a United States person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the United States person. This summary does not address the treatment of those holders.

Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, taxpayer identification number, the tax period for which certification is required, and other applicable information, to the U.S. Internal Revenue Service (the “IRS”). The procedures for obtaining certification are described in greater detail in the instructions to IRS Form 8802. As obtaining the required certification from the IRS may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

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

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of common shares or ADSs by a “U.S. Holder.” Solely for purposes of the “— U.S. Federal Income Tax Considerations” section, a U.S. Holder is a beneficial owner of ADSs or common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in place to be treated as a United States person.

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

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of common shares or ADSs. In particular, this summary does not address the tax treatment of special classes of U.S. Holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	retirement plans;

•	persons subject to the alternative minimum tax;

•	persons who are broker-dealers in securities;

•	S corporations;

•	expatriates subject to Section 877 or Section 877A of the U.S. Internal Revenue Code of 1986 (the “Code”);

•	owners of, directly, indirectly or by attribution, 10% or more of our outstanding common shares; or

•	owners holding ADSs or common shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any U.S. state or local tax law or non-U.S. tax law.

U.S. Holders of ADSs should be treated for U.S. federal income tax purposes as owners of the underlying common shares represented by those ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below should apply equally to U.S. Holders of ADSs and common shares.

This summary is based upon current U.S. federal income tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect), and the United States-Russia income tax treaty.

Investors should consult their tax advisers as to the consequences under U.S. federal, estate, gift, state, local and applicable non-U.S. tax laws of the purchase, ownership and disposition of common shares and ADSs.

Taxation of dividends on common shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. For taxable years beginning before January 1, 2011, certain dividends received by non-corporate U.S. Holders should be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to common shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or common shares. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in common shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares or ADSs. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to common shares or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

For U.S. foreign tax credit purposes, a dividend distribution will be treated as foreign source income and will generally be classified as “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit, or deduction in lieu of the U.S. foreign tax credit, are complex and U.S. Holders should consult their tax advisers with respect to those rules.

Taxation on sale or other disposition of common shares or ADSs

The sale or other disposition of common shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted basis in such common shares or ADSs. Such gain or loss generally will be treated as long-term capital gain or loss if the common shares or ADSs have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Deposits and withdrawals of common shares by U.S Holders in exchange for ADSs should not result in the realization of gain or loss for U.S. federal income tax purposes.

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

If a U.S. Holder receives any foreign currency on the sale or other disposition of common shares, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale or other disposition if (1) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the common shares are treated as being “traded on an established securities market” or (2) such settlement date is also the date of such sale or other disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax purposes. Each U.S. Holder should consult its tax adviser regarding the U.S. federal income tax consequences of receiving foreign currency from the sale or other disposition of common shares.

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2008, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, the PFIC determination is made annually and may involve facts that are not within our control. If we were a PFIC, materially adverse U.S. federal income tax consequences could result for U.S. Holders. Investors should consult their tax advisers as to the consequences of an investment in a PFIC.

Information reporting and backup withholding

Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, common shares or ADSs. Backup withholding may apply if a U.S. Holder (1) fails to furnish its taxpayer identification number (“TIN”), which, in the case of an individual, is his or her social security number; (2) fails to provide certification of exempt status; (3) is notified by the IRS that he has failed properly to report payments of interest and dividends; (4) under certain circumstances, fails to certify, under penalties of perjury, that he has furnished a correct TIN or we have been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (5) otherwise fails to comply with the applicable requirements of the backup withholding rules.

U.S. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

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

In the normal course of business, our financial position is routinely subject to a variety of risks. We are exposed to market risks associated with foreign currency exchange rates, interest rates and commodity prices. We are also subject to the risks associated with the business environment in which we operate, including the collectability of accounts receivable.

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

As the economies of Russia and Romania were considered highly inflationary through December 31, 2002 and September 30, 2004, respectively, transactions and balances of respective domestic operations not already measured in U.S. dollars were remeasured as if the functional currency were the U.S. dollar, in accordance with the relevant provisions of SFAS No. 52, “Foreign Currency Translation” (“SFAS No. 52”). The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Under this method, monetary assets and liabilities are translated using the exchange rate as of the balance sheet dates. Non-monetary assets and liabilities, including non-current non-monetary assets, liabilities and shareholders’ equity, are stated at their actual U.S. dollar cost or are restated from their historic cost, by applying the historical exchange rate as of the date of the original transaction. Income and expenses are restated by applying the annual average exchange rates. Items in the statement of cash flows are translated at the annual average exchange rates and where applicable at the exchange rates on the dates of the transactions. Foreign currency differences arising from remeasurement of the local currencies to U.S. dollars are included in our annual consolidated statement of income and comprehensive income as “Foreign exchange gain (loss).”

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

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2008, we did not have any forward transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2008.

Balance as of December 31, 2008	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(In thousands of U.S. dollars)

Current Assets:
Cash and cash equivalents	71,581	127,055	47,776	6,005	2,422	254,839
Trade receivables, net	109,900	200,489	64,762	27,110	4,488	406,749
Due from related parties	22,025	146	—	—	—	22,171
Deferred income taxes	18	18,710	186	280	2,853	22,047
Prepayments and other current assets	11,659	601,645	18,027	11,241	31,689	674,261

Total current assets(1)	215,183	948,045	130,751	44,636	41,452	1,380,067

Current Liabilities:
Short-term borrowings and current portion of long-term debt	(3,800,222)	(1,117,213)	(218,364)	(13,616)	—	(5,149,415)
Accounts payable and accrued expenses:
Advances received	(73,767)	(47,881)	(51)	(526)	(2,817)	(125,042)
Accrued expenses and other current liabilities	(5,329)	(128,391)	(4,563)	(3,211)	(2,093)	(143,587)
Pension obligations, current portion	—	(25,372)	(885)	(2,596)	(107)	(28,960)
Taxes and social charges payable and unrecognized tax benefit	(2,238)	(134,943)	(3,249)	(5,915)	(12,072)	(158,417
Trade payables to vendors of goods and services	(22,288)	(525,009)	(86,663)	(31,104)	(23,638)	(688,702)
Due to related parties	—	(1,588)	—	—	—	(1,588)
Asset retirement obligation	—	(6,387)	—	—	—	(6,387)
Deferred income taxes	—	(17,785)	—	—	—	(17,785)
Finance lease liabilities	—	(11,650)	(756)	(2,112)	(373)	(14,891)
Deferred revenue	(85)	(1,691)	—	—	—	(1,776)

Dividends payable		(4,919)				(4,919)
Total current liabilities	(3,903,929)	(2,022,829)	(314,531)	(59,080)	(41,100)	(6,341,469)

Long-term Liabilities:
Long-term debt, net of current portion	(3)	(172,709)	(47,104)	—	—	(219,816)
Pension obligations, net of current portion	—	(151, 334)	(4,790)	(1,946)	—	(158,070)
Asset retirement obligation, net of current portion	—	(58,349)	—	(4,814)	(2,054)	(65,217)
Deferred income tax	(13,824)	(533,882)	(4,396)	(17,252)	(271,860)	(841,214)
Finance lease liabilities	—	(50,000)	(1,162)	(2,270)	(729)	(54,161)
Other long-term liabilities	—	(1,484)	—	(113)	(6,429)	(8,026)

Total long-term liabilities	(13,827)	(967,758)	(57,452)	(26,395)	(281,072)	(1,346,504)

Minority interest	—	(265,025)	—	(25,824)	—	(290,849)

Net monetary assets (liabilities)	(3,702,573)	(2,307,567)	(241,232)	(66,663)	(280,720)	(6,598,755)

(1)	Does not include inventories and deferred costs of inventory in transit.

The table below summarizes our debt position by currency and rate method as of December 31, 2008.

	U.S.
	Dollar	Ruble	Euro	Ron	Total
	(In thousands of U.S. dollars)

Total debt including	3,800,220	1,289,964	265,431	13,616	5,369,231
Fixed-rate debt	99,046	1,065,667	34,331	—	1,199,044
Variable-rate debt	3,701,174	224,297	231,100	13,616	4,170,187

Interest rate risk

Our interest rate exposure results mainly from debt obligations. As of December 31, 2008, we had $1,199.0 million in fixed-rate borrowings and $4,170.2 million in variable-rate borrowings.

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements in the future.

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our fixed-rate debt obligations as of December 31, 2008.

								Annual
								Interest Rate
								(Actual at
		Contractual Maturity Date as of December 31,						December 31,
	Currency	2009	2010	2011	2012	Thereafter	Total	2008)
		(In thousands of U.S. dollars)

Fixed-rate U.S. dollar debt:
Gazprombank	U.S. dollar	19,500	—	—	—	—	19,500	12.5%
HVB Luxembourg	U.S. dollar	24,846	—	—	—	—	24,846	6.5%
Anime Global limited	U.S. dollar	15,000	—	—	—	—	15,000	5.0%
Uralsib bank	U.S. dollar	25,000	—	—	—	—	25,000	17.5%
Royal Bank of Scotland	U.S. dollar	14,700	—	—	—	—	14,700	5.2%

Total		99,046	—	—	—	—	99,046

Fixed-rate euro debt:
Gazprombank	Euro	31,247	—	—	—	—	31,247	6.5%
Bayerische Hypo-und-Vereinsbank		—	—	—	—	3,084	—	5.1%
Total		31,247	—	—	—	3,084	34,331	—

Fixed-rate ruble debt:
Gazprombank	Ruble	234,317	—	169,511	—	—	403,828	8.0-10.0%
Vneshtorgbank	Ruble	462,894	—	—	—	—	462,894	12.0%
Sberbank	Ruble	112,320	—	—	—	—	112,320
Uralsib bank	Ruble	72,157	—	—	—	—	72,157	20.0%
Other	Ruble	14,293	—	—	—	175	14,468	0-12.0%

Total		895,981		169,511		175	1,065,667

Total debt:		1,026,274	—	169,511	—	3,259	1,199,044

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our variable-rate debt obligations as of December 31, 2008.

								Average
								Annual Interest
								Rate (Actual at
		Contractual Maturity Date as of December 31,						December 31,
	Currency	2009	2010	2011	2012	Thereafter	Total	2008)
	(In thousands of U.S. dollars)

Variable-rate U.S. dollar debt:
Gazprombank	U.S. dollar	38,300	—	—	—	—	38,300	12.5%
Raiffeisenbank	U.S. dollar	12,000	—	—	—	—	12,000	6.4%
BNP Paribas	U.S. dollar	44,378	—	—	—	—	44,378	0-5.4%
Bridge Loan	U.S. dollar	1,500,000	—	—	—	—	1,500,000	5.2%
Syndicated Loan	U.S. dollar	1,915,750	—	—	—	—	1,915,750	5.1-7.3%
HypoVereinsbank	U.S. dollar	23	—	—	—	—	23	5.4%
Fortis Bank	U.S. dollar	2,087	—	—	—	—	2,087	3.8%
Commerzbank	U.S. dollar	4,939	—	—	—	—	4,939	5.0%
ING Bank	U.S. dollar	7,281	—	—	—	—	7,281	2.1-2.4%
BCV	U.S. dollar	6,656	—	—	—	—	6,656	1.8%
EDB	U.S. dollar	55,990	—	—	—	—	55,990	6.1-9.1%
HVB	U.S. dollar	13,877	—	—	—	—	13,877	7.1%
West LB	U.S. dollar	14,883	—	—	—	—	14,883	7.1%
UniCredit	U.S. dollar	40,000	—	—	—	—	40,000	6.6%
Alfa bank	U.S. dollar	45,000	—	—	—	—	45,000	15.0%
Other	U.S. dollar	10	—	—	—	—	10	2.0%

Total		3,701,174	—	—	—	—	3,701,174

Variable-rate euro debt:
Gazprombank	Euro	3,273	—	—	—	—	3,273	6.5%
Commerzbank	Euro	35,263	—	—	—	—	35,263	6.1%
Raiffeisenbank	Euro	941	941	941	940	—	3,763	4.1%
HypoVereinsbank	Euro	11,447	—	—	—	—	11,447	5.3-5.5%
Fortis Bank	Euro	29,469	—	—	—	5,878	35,347	5.3-5.8%
BCV	Euro	2,327	—	—	—	—	2,327	4.1%
BNP Paribas	Euro	39,834	—	—	—	—	39,834	5.0%
ING Bank	Euro	7,067	—	—	—	11,354	18,421	3.5-6.3%
Bayerische Hypo-Und Vereinsbank	Euro	4,163	2,321	2,321	2,320	12,282	23,407	4.3-5.5%
Banca Comerciala Romania	Euro	19,388	—	—	—	—	19,388	6.9-14.3%
WGZ-Bank	Euro	18,777	—	—	—	—	18,777	6.8%
Other	Euro	15,169	4,684	—	—	—	19,853	5.2-7.2%

Total		187,118	7,946	3,262	3,260	29,514	231,100

Variable-rate ruble debt:
Commerzbank	Ruble	5,637	—	—	—	—	5,637	10.4%
Gazprombank	Ruble	37,021	—	—	—	—	37,021	12.5-16.0%
Alfa bank	Ruble	104,321	—	—	—	—	104,321	20.2%
UniCredit	Ruble	7,066	3,064	—	—	—	10,130	9.8%
Raiffeisenbank	Ruble	19,537	—	—	—	—	19,537	10.4%
VTB	Ruble	47,651	—	—	—	—	47,651	12.0%
Total		221,233	3,064	—	—	—	224,297

Variable-rate LEI debt:
Raiffeisenbank	Lei	13,616	—	—	—	—	13,616	16.9%

Total		13,616	—	—	—	—	13,616

Total debt:		4,123,141	11,010	3,262	3,260	29,514	4,170,187

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

We do not use commodity derivatives or long-term, fixed-price sales contracts to manage our commodity price risks.

Under certain of our steel products sales agreements, we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices using the LME. Historically, these selling price adjustments occur within a one month period from the date the products are delivered to the reseller. We had 443 tonnes of our nickel products as of December 31, 2008 in the distribution channel for which in early January 2009 we received prepayments in the amount of $3.7 million. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates — Revenue recognition.”

Equity price risk

We also have minor investments in shares of Russian companies that are not publicly traded and, accordingly, their market values are not available. We have determined that it is not practicable for us to estimate the fair values of these investments because we have not yet obtained or developed the valuation models necessary to make the estimates, and the cost of obtaining an independent valuation is believed by management to be excessive considering the significance of the investments. Accordingly, these investments are omitted from the quantitative risk information disclosure presented herein.

We do not use derivative instruments or any other arrangements to manage our equity price risks.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

On April 2, 2009, we placed all 138,756,915 of our preferred shares authorized for issuance, constituting 25% of our outstanding share capital. For a description of how the issuance of our preferred shares affects the rights of holders of our common shares and ADSs representing our common shares, see “Item 10. Additional Information — Description of Capital Stock.”

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

As described below, six material weaknesses were identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) define a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses, our chief executive officer and chief financial officer have concluded that, as of December 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.” The scope of management’s evaluation excluded (a) Ductil Steel S.A. acquired in April 2008, (b) Oriel Resources Plc. acquired in April 2008, and (c) HBL Holding GmbH acquired in September 2008, as permitted in SEC Staff Guidance, Frequently Asked Question No. 3 (September 24, 2007) regarding Release No. 34 47986, “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” (June 5, 2003). Accordingly, management’s assessment of our internal control over financial reporting does not include internal control over financial reporting of these acquired subsidiaries, which are included in our 2008 consolidated financial statements and cumulatively constituted 21% and 49% of total and net assets, respectively, as of December 31, 2008 and 3% and 11% of revenues and net income, respectively, for the year then ended.

As a result of management’s evaluation of our internal control over financial reporting, management identified six material weaknesses in our internal control. These material weaknesses are described below:

•	We do not have sufficient resources in our Moscow-based International Reporting Department (IRD), to properly address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations. The high volume of work required on routine tasks also results in untimely identification of accounting issues;

•	We did not have an adequate system of internal controls over period end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and group level, and that the U.S. GAAP transformation schedules and relatively complex and non-routine transactions are properly completed and reviewed;

•	We did not design and operate effective controls over accounting for the business acquisition process;

•	We did not design and operate effective controls related to the completeness of our recorded and disclosed commitments and contingencies. We did not establish effective controls over the completeness of the contracts management reviewed and used to prepare our commitments and contingencies disclosure;

•	We did not design and operate effective controls over the calculation of the “lower of cost or market” valuation adjustment for inventories;

•	We did not design and operate effective controls over the classification and timely accounting for transportation costs incurred by our subsidiaries.

As a result of these material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2008.

Additional information regarding these Material Weaknesses follows:

(1) We do not have sufficient resources in our Moscow-based International Reporting Department (IRD), to properly address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations. The work on routine tasks also results in untimely identification of accounting issues. These design and operating deficiencies in our accounting and financial reporting departments has the potential of impacting all of our significant accounts and financial statement disclosures.

The lack of adequate accounting resources and expertise was exacerbated by the large number of significant acquisitions made in 2008, which required extensive involvement of our accounting personnel.

(2) We did not have an adequate system of internal controls over period end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and group level, and that the US GAAP transformation schedules, and analysis of relatively complex and non-routine transactions are properly completed and reviewed.

The inadequate system of internal controls over period-end financial reporting was aggravated by the lack of a unified automated consolidation accounting and reporting system, and our lack of effective controls over the completeness, accuracy, validity and restricted access over accounting software applications and spreadsheets supporting significant accounting balances. As a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The areas that resulted, or could have resulted, in material errors to the financial statements have been identified as separate material weaknesses in this report. Any remaining adjustments were not material individually or in the aggregate, nevertheless, there is a reasonable possibility that due to these design and operating control deficiencies over the period end financial reporting and U.S. GAAP transformation processes, a material misstatement in our consolidated financial statements related to any of our significant accounts may not be prevented or detected on a timely basis.

(3) We did not design and operate effective controls over accounting for the business acquisition process.

Design and operating deficiencies in the acquisition process, including a lack or shortage of internal resources devoted to the accounting for the acquisitions and inadequate oversight of the work of external parties engaged in the appraisal of property, plant and equipment and mineral licenses resulted in material adjustments to the consolidated financial statements related to the carrying values of property, plant and equipment and mineral licenses acquired, deferred taxes and goodwill arising from business combinations. This material weakness affects all significant accounts.

(4) We did not design and operate effective controls over the completeness of our recorded and disclosed commitments and contingencies. We did not establish effective controls over the completeness of the contracts management reviewed and used to prepare our commitments and contingencies disclosure.

We failed to implement effective controls over completeness of the contracts management reviewed and used to prepare our commitments and contingencies disclosure at a number of subsidiaries. As a result, material adjustments were made to our financial statements related to the disclosure of commitments and contingencies, including sales and purchase commitments. This material weakness affects commitments and contingencies disclosure.

(5) We did not design and operate effective controls over the calculation of the “lower of cost or market” valuation adjustment for inventories.

We failed to implement the procedure to calculating a “lower of cost or market” valuation adjustment for inventories at our subsidiaries on a timely basis. The calculation was not performed timely and did not cover all inventory categories. As a result of these design and operating deficiencies, material adjustments were made to our financial statements related to the valuation of inventories. This material weakness affects inventories, cost of sales and related financial statement disclosures.

(6) We did not design and operate effective controls over the classification and timely accounting for transportation costs incurred by our subsidiaries.

We did not establish effective controls over the classification of and timely accounting for the transportation costs incurred by our subsidiaries. As a result, material adjustments were made to our financial statements related to the classification and recognition of transportation expenses. This material weakness affects selling and distribution expenses and related financial statement disclosures.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2008.

(c) Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
Mechel OAO

We have audited Mechel OAO, an open joint-stock company, and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of the effectiveness of internal control over financial reporting did not include the internal controls of (a) Ductil Steel S.A. acquired in April 2008, (b) Oriel Resources Plc. acquired in April 2008, and (c) HBL Holdings GmbH acquired in September 2008, which are included in the 2008 consolidated financial statements of the Group and cumulatively constituted 21% and 49% of total and net assets, respectively, as of December 31, 2008 and 3% and 11% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of these entities.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

1) The Group did not have sufficient personnel with technical accounting and financial reporting expertise within its accounting function to address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of its operations, as well as meet periodic reporting requirements. This situation was exacerbated by the number of acquisitions the Group made in 2008, which required extensive involvement of the Group’s accounting personnel. This deficiency in design and operation of the Group’s accounting and financial reporting departments has the potential of impacting all of the Group’s significant accounts and financial statement disclosures.

2) The Group does not have adequate controls over period end financial reporting to ensure that the reporting packages received from the subsidiaries are properly reviewed at the subsidiary and Group level, and that the US GAAP transformation schedules, and analysis of relatively complex and non-routine transactions are properly completed and reviewed. The situation was aggravated by the lack of a unified automated consolidation accounting and reporting system, and the Group’s lack of effective controls over the completeness, accuracy, validity and restricted access over accounting software applications and spreadsheets prepared by the Group and used to support significant financial statement line items. As a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The areas that resulted, or could have resulted, in material errors to the financial statements have been identified as separate material weaknesses in this opinion. Any remaining control deficiencies and adjustments were not material individually or in the aggregate, nevertheless, there is a reasonable possibility that due to these design and operating control deficiencies over period end financial reporting and US GAAP transformation processes, a material misstatement of the Group’s consolidated financial statements related to any of its significant accounts may not be prevented or detected on a timely basis.

3) Design and operating deficiencies in controls related to accounting and financial reporting for acquisitions, including a lack or shortage of internal resources devoted to the accounting for acquisitions, and inadequate oversight of the work of external parties engaged in the appraisal of property, plant and equipment and mineral licenses, resulted in material adjustments to the consolidated financial statements related to the carrying values of property, plant and equipment and mineral licenses acquired, and deferred taxes and goodwill arising from business combinations. This material weakness affects all significant accounts.

4) The Group did not properly design and operate effective controls over the completeness of its commitments and contingencies. The Group did not establish effective controls over the completeness of the contracts management reviewed and used to prepare the Group’s commitments and contingencies disclosure. As a result, material adjustments were made to its financial statements related to the disclosure of commitments and contingencies, including sales and purchase commitments. This material weakness affects the Group’s commitments and contingencies disclosure.

5) The Group did not design, document and operate effective controls over the calculation of the “lower of cost or market” valuation adjustment for inventories. As a result of these design and operating deficiencies, material adjustments were made to its financial statements related to the valuation of inventories. This material weakness affects inventories, cost of sales and related financial statement disclosures.

6) The Group did not design and operate effective controls over the classification and timely accounting for transportation costs incurred by Group subsidiaries. As a result, material adjustments were made to its financial statements related to the classification and recognition of transportation expenses. This material weakness affects selling and distribution expenses and related financial statement disclosures.

The material weaknesses above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated June 1, 2009, on those consolidated financial statements that included an explanatory paragraph regarding Mechel’s ability to continue as a going concern.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

/s/  Ernst & Young LLC
Moscow, Russia

June 1, 2009

(d) Remediation Activities and Changes in Internal Control over Financial Reporting

Remediation Activities

(1) We do not have sufficient personnel with technical accounting and financial reporting expertise to address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations, as well as meet periodic reporting requirements.

We have taken and continue to take steps to correct this material weakness. We plan to increase staffing in our International Reporting and Accounting Departments of our subsidiaries with qualified personnel to address more effectively our complex accounting and financial reporting requirements. We plan to hire a person with technical accounting and financial reporting expertise to sufficiently address complex accounting issues. In addition, in 2008, we have started the project of implementation of an automated system designed to transform our statutory financial statements into U.S. GAAP financial statements. In 2009 the implementation will be finished and the system will be moved to the production environment. An automated system will reduce time needed for routine tasks and will allow overloaded personnel to pay more attention to complex accounting issues.

(2) We do not have an adequate system of internal controls over period-end financial reporting to ensure that the reporting packages received from the subsidiaries are properly reviewed at the subsidiary and corporate level, and that the U.S. GAAP transformation schedules and, analysis of relatively complex and non-routine transactions are properly completed and reviewed.

As described above, we plan to finish the implementation of an automated process to support the transformation of statutory financial statements into U.S. GAAP financial statements. In addition, we plan to improve the period-end financial reporting process by requiring all significant non-routine transactions to be reviewed by qualified accounting personnel. We are also taking steps to ensure that account reconciliations and analyses for significant financial statement accounts are reviewed for completeness and accuracy. We also expect to implement a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate, and to develop better monitoring controls at the subsidiary and corporate levels.

(3) We did not design and operate effective controls over accounting for the business acquisition process.

In order to remedy this material weakness, we intend to:

(a) formalize the due diligence process for major transactions, including, without limitation, the tax and legal due diligence process, and follow up our due diligence efforts with a formal accounting of the purchase price allocation;

(b) develop an accounting checklist to ensure that we properly identify the effective date of a business combination, the purchase price consideration and the relevant assets acquired and liabilities assumed in a manner consistent with the requirement of SFAS 141, “Business Combinations.” We also aim to develop effective and consistent valuation methods and techniques to account for such business combinations; and

(c) establish a formal review of the purchase price allocation to be performed by a methodology expert.

(4) We did not design and operate effective controls over the completeness of our recorded and disclosed commitments and contingencies. We did not establish effective controls over the completeness of the contracts management reviewed and used to prepare our group’s commitments and contingencies disclosure.

In order to remedy this material weakness, we intend to research all types of contracts existing at subsidiaries and develop specific guidance that explains what should be reported in commitments and contingencies, including evaluation by the subsidiaries. Completeness of information should be verified by appropriate personnel, including lawyers and local operating officers.

In order improve our contract management process, we intend to:

(a) establish the procedure of recording of every contract in common register and storing all contract in common data base;

(b) implement procedure of timely updating above mentioned base and control procedures to ensure that the data base is complete.

(5) We did not design, document and operate effective controls over the calculation of the “lower of cost or market” valuation adjustment for inventories.

We plan to develop detailed guidance for our subsidiaries’ accounting personnel to calculate “lower of cost or market” valuation adjustment for inventories and to implement the procedure of inventory valuation on a regular basis.

(6) We did not design and operate effective controls over accounting of the transportation costs.

We plan to redesign our group reporting package with a specific emphasis on transportation expenses and railway tariff and to develop detailed guidance for transportation costs’ classification in the reporting package.

Notwithstanding the steps we have taken and continue to take that are designed to remedy each material weakness identified above, we may not be successful in remediating these material weaknesses in the near or long term and we may not be able to prevent other material weaknesses in the future. In addition, we performed additional analysis and other post-closing procedures to ensure that the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the financial statements included in this report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Except for the matters described above, there has not been any change in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Roger Gale, chairman of our audit committee, is an “audit committee financial expert.” Mr. Gale is independent in accordance with SEC Rule 10A-3. For a description of Mr. Gale’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Item 16B.	Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2008, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2008 and 2007, respectively.

	Year Ended December 31,
	2008	2007
	(In thousands of U.S. dollars, net of VAT)

Audit Fees	12,915.0	7,977.0
Audit-related fees	75.0	—
Tax Fees	—	—
All Other Fees	3.0	219.0

Total	12,993.0	8,196.0

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

Audit-related Fees

This category usually includes assurance and related services that are typically performed by the independent auditor. More specifically, these services could include, among others, employee benefit plan audits, IT-related audits, consultation concerning financial accounting and reporting standards.

Tax Fees

Tax services include, among others, tax consultation related to proposed and consummated transactions, restructuring, personal taxation and general tax consultation.

Other Fees

Other fees include, among other things, fees for the allowable assistance with implementing Section 404 and performing ongoing quality assurance of the accounting and reporting system implementation project, and internal staff training and subscription fees.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2008 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any shares, GDSs or ADSs in 2008.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The New York Stock Exchange permits us to follow certain home country corporate governance practices, which are different from those required for U.S. companies under the New York Stock Exchange’s Listed Company Manual. The following table sets forth the most important differences between the New York Stock Exchange corporate governance requirements for U.S. companies under NYSE Listed Company Manual Section 303A and our current practices.

NYSE Corporate Governance Rules for U.S. Companies	Our Corporate Governance Practices

A majority of directors must be independent, as determined by the board. (Section 303A.01 and 02).	We comply with this requirement.

Non-management directors must meet at regularly scheduled executive sessions without management. (Section 303A.03).	We comply with this requirement.

Listed companies must have a nominating/corporate governance and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities, as well as annual performance evaluation of the committee. (Section 303A.04 and 05).	Currently, these matters are being considered by our entire board of directors. We expect to have these committees in the future.

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. (Section 303A.06).	We comply with this requirement.

Audit committee must have a minimum of three members and have a written charter specifying the committee’s purpose, an annual performance evaluation and its duties and responsibilities. (Section 303A.07(a) and(c)).	We comply with this requirement.

NYSE Corporate Governance Rules for U.S. Companies	Our Corporate Governance Practices

Listed companies must have an internal audit function. (Section 303A.07(d)).	We comply with this requirement.

Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions, (Section 303A.08).	Our charter requires the shareholders meeting to approve annual remuneration of board members.

Listed companies must adopt and disclose corporate governance guidelines. (Section 303A.09).	We comply with this requirement.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (Section 303A.10).	We comply with this requirement.

The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. The CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of the NYSE Listing Standards. Listed companies must submit an executed Written Affirmation annually to the NYSE. In addition, listed companies must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to the NYSE Listing Standards. The annual and interim Written Affirmations must be in the form specified by the NYSE. (Section 303A.12).	We comply with this requirement.

Listed companies must have and maintain a publicly accessible website. (Section 303A.14).	We comply with this requirement.

PART III

Item 17.	Financial Statements

See instead “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit No.	Description

1.1	Charter of Mechel OAO registered on February 20, 2007
1.2	Amendment to Charter of Mechel OAO registered on August 27, 2007
1.3	Amendment to Charter of Mechel OAO registered on May 7, 2008
1.4	Amendment to Charter of Mechel OAO registered on May 29, 2008
1.5	Amendment to Charter of Mechel OAO registered on May 7, 2009
8.1	Subsidiaries of Mechel
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mechel OAO

By:	/s/ Igor V. Zyuzin
Name:     Igor V. Zyuzin

Title:	Chief Executive Officer

Date: June 23, 2009

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As more fully described in Note 3(e) to the consolidated financial statements, the value of property, plant, and equipment pertaining to non-controlling shareholders in the accounting for minority interests resulting from acquisitions of various subsidiaries has been recorded at appraised values rather than at historical cost as required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3(w) to the consolidated financial statements, effective January 1, 2007, the Group adopted the provisions of the FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in Note 2, as of December 31, 2008, the Group has significant debt that it does not have the ability to repay without its refinancing or restructuring. As also disclosed, the Group has not complied with certain covenants of its major loan agreements with banks. The Group is dependent upon reaching agreements with its banks to refinance or restructure its debt obligations. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2009 expressed an adverse opinion thereon.

/s/  Ernst & Young LLC
Moscow, Russia
June 1, 2009

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Balance Sheets

		December 31,	December 31,
	Notes	2008	2007
	(In thousands of U.S. dollars,
	except share amounts)

ASSETS
Cash and cash equivalents	5	$254,839	$236,779
Accounts receivable, net of allowance for doubtful accounts of $110,613 in 2008 and $26,781 in 2007	6	406,749	341,756
Due from related parties	10	22,171	4,988
Inventories	7	1,365,109	1,006,858
Deferred income taxes	21	22,047	12,331
Prepayments and other current assets	8	674,261	633,993

Total current assets		2,745,176	2,236,705
Long-term investments in related parties	9	80,408	92,571
Other long-term investments	9	472,772	58,595
Intangible assets, net	11	6,956	7,408
Property, plant and equipment, net	12	4,277,841	3,701,762
Mineral licenses, net	13	3,430,642	2,131,483
Other non-current assets	14	57,844	67,918
Deferred income taxes	21	27,551	16,755
Goodwill	4(o)	910,444	914,446

Total assets		$12,009,634	$9,227,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt (including debt of $4,233,751 with loan covenant violations in 2008)	15	$5,149,415	$1,135,104
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services		688,702	222,753
Advances received		125,042	147,739
Accrued expenses and other current liabilities		143,587	144,083
Taxes and social charges payable		131,241	123,794
Unrecognized income tax benefits	21	27,176	79,211
Due to related parties	10	1,588	3,596
Asset retirement obligation, current portion	17	6,387	5,366
Deferred income taxes	21	17,785	33,056
Deferred revenue		1,776	20,949
Pension obligations, current portion	18	28,960	63,706
Dividends payable		4,919	—
Finance lease liabilities, current portion	19	14,891	11,708

Total current liabilities		6,341,469	1,991,065
Long-term debt, net of current portion	15	219,816	2,321,922
Asset retirement obligations, net of current portion	17	65,217	65,928
Pension obligations, net of current portion	18	158,070	266,660
Deferred income taxes	21	841,214	701,318
Finance lease liabilities, net of current portion	19	54,161	73,377
Commitments and contingencies	26
Other long-term liabilities		8,026	1,917
Minority interests	4(p)	290,849	300,523
Shareholders’ Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2008 and 2007)	20	133,507	133,507
Additional paid-in capital		415,070	415,070
Accumulated other comprehensive income		158,937	305,467
Retained earnings		3,323,298	2,650,889

Total shareholders’ equity		4,030,812	3,504,933

Total liabilities and shareholders’ equity		$12,009,634	$9,227,643

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Statements of Income and Comprehensive Income

		Year Ended December 31,
	Notes	2008	2007	2006
		(In thousands of U.S. dollars,
		except share and per share amounts)

Revenue, net (including related party amounts of $68,328, $110,056 and $66,998 during 2008, 2007 and 2006, respectively)		$9,950,705	$6,683,842	$4,397,811
Cost of goods sold (including related party amounts of $12,213, $157,427 and $142,959 during 2008, 2007 and 2006, respectively)		(5,260,108)	(4,166,864)	(2,860,224)

Gross profit		4,690,597	2,516,978	1,537,587
Selling, distribution and operating expenses:
Selling and distribution expenses		(1,348,989)	(621,811)	(418,901)
Taxes other than income tax	22	(116,590)	(83,994)	(82,140)
Accretion expense	17	(6,078)	(3,101)	(7,433)
Loss on write-off of property, plant and equipment		(4,323)	—	(2,418)
Allowance for doubtful accounts	6	(103,632)	(1,411)	(2,722)
General, administrative and other operating expenses	23	(554,716)	(409,068)	(298,275)

Total selling, distribution and operating expenses		(2,134,328)	(1,119,385)	(811,889)

Operating income		2,556,269	1,397,593	725,698
Other income and (expense):
Income (loss) from equity investments	9	717	8	(9,858)
Interest income		11,614	12,278	8,314
Interest expense		(324,083)	(98,976)	(38,183)
Gain on revaluation of trading securities		—	—	50,688
Other (expenses) income, net	24	(18,821)	19,844	69,401
Foreign exchange (loss) gain		(877,428)	54,700	58,773

Total other income and (expense), net		(1,208,001)	(12,146)	139,135

Income before income tax, minority interest, discontinued operations and extraordinary gain	21	1,348,268	1,385,447	864,833
Income tax expense	21	(118,887)	(356,320)	(230,599)
Minority interest in income of subsidiaries	4(p)	(88,837)	(116,234)	(31,528)

Income from continuing operations		1,140,544	912,893	602,706
Income from discontinued operations, net of tax		—	158	543

Net income		$1,140,544	$913,051	$603,249

Currency translation adjustment		(227,618)	136,673	148,920
Change in pension benefit obligation		87,659	(14,365)	—
Adjustment of available-for-sale securities		(6,571)	(5,059)	11,203
Additional minimum pension liability	18	—	—	(4,669)

Comprehensive income		$994,014	$1,030,300	$758,703

Basic and diluted earnings per share:	20
Earnings per share from continuing operations		$2.74	$2.19	$1.48
Income per share effect of discontinued operations		0.00	0.00	0.00

Net income per share		$2.74	$2.19	$1.48

Weighted average number of shares outstanding		416,270,745	416,270,745	408,979,356

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Statements of Cash Flows

		Year Ended December 31,
	Notes	2008	2007	2006
		(In thousands of U.S. dollars)

Cash Flows from Operating Activities
Net income		$1,140,544	$913,051	$603,249
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		360,587	250,333	177,303
Depletion and amortization		102,710	39,982	18,924
Foreign exchange loss (gain)		877,428	(54,700)	(58,773)
Deferred income taxes	21	(403,816)	(18,320)	22,299
Allowance for doubtful accounts	6	103,632	1,411	2,722
Inventory write-down	7	278,176	1,227	525
Accretion expense	17	6,078	3,101	7,433
Loss on write-off of property, plant and equipment		4,323	—	2,418
Minority interest	4(p)	88,837	116,234	31,528
Gain on revaluation of trading securities		—	—	(50,688)
Change in undistributed earnings of equity investments	9	(717)	(8)	17,426
Non-cash interest on long-term tax and pension liabilities		18,426	6,942	6,173
Loss on sale of property, plant and equipment		15,641	10,581	1,320
(Gain) loss on sale of investments	24	(4,568)	13,426	5,047
Gain on discharged asset retirement obligations		—	(14,430)	(2,112)
Income from discontinued operations		—	(158)	(543)
Gain on accounts payable with expired legal term	24	(2,370)	(12,158)	(843)
Gain on forgiveness of fines and penalties	24	—	(8,311)	(69,767)
Stock-based compensation expense		—	—	260
Amortization of loan origination fee and costs on bonds issue		28,102	—	673
Pension service cost and amortization of prior year service cost		9,745	2,681	3,510
Pension benefit plan curtailment gain	18	(23,421)	—	—
Provision for short-term investment		—	4,124	—

Net change before changes in working capital		2,599,337	1,255,008	718,084

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Trading securities		—	257,185	—
Accounts receivable		(140,545)	(118,101)	(9,004)
Inventories		(658,930)	(254,342)	(159,103)
Trade payable to vendors of goods and services		594,639	(19,909)	(47,940)
Advances received		(6,230)	(56,697)	43,474
Accrued taxes and other liabilities		(8,353)	(67,155)	24,715
Settlements with related parties		(9,308)	(3,237)	3,430
Current assets and liabilities of discontinued operations		—	(234)	(187)
Deferred revenue and cost of inventory in transit, net		(16,591)	14,700	(12,316)
Other current assets		(79,196)	(49,686)	(6,230)
Prepayments to non-state pension funds		4,254	(38,981)	—
Unrecognized income tax benefits		(49,136)	(13,582)	—

Net cash provided by operating activities		2,229,941	904,969	554,923
Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired	4(b)	(1,439,600)	—	—
Acquisition of Ductil Steel S.A., less cash acquired	4(a)	(197,621)	—	—
Advances paid for BCG Companies	9	(438,623)	—	—
Acquisition of HBL, less cash acquired	4(c)	(14,593)	—	—

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Statements of Cash Flows — (Continued)

		Year Ended December 31,
	Notes	2008	2007	2006
		(In thousands of U.S. dollars)

Acquisition of Moskoks, less cash acquired	4(h)	—	—	(156,474)
Acquisition of in Yakutugol, less cash acquired	4(e)	—	(1,580,004)	—
Acquisition of Elgaugol, less cash acquired	4(e)	—	(345,861)	—
Acquisition of SKPP, less cash acquired	4(i)	—	(280,853)	—
Acquisition of BFP, less cash acquired	4(k)	—	(186,665)	—
Acquisition of KPSC, less cash acquired	4(j)	—	(78,304)	—
Acquisition of other subsidiaries, less cash acquired		—	(17,454)	(2,153)
Acquisition of minority interest in subsidiaries	4(p)	(51,346)	(2,378)	(4,016)
Investment in TPP Rousse	4(n)	—	(73,539)	—
Investments in other marketable securities		—	(3,289)	(2,016)
Proceeds from disposal of non-marketable equity securities		7,457	—	6,507
Other long-term investments		—	(27,743)	—
Repayments of short-term loans issued		930	18,709	—
Proceeds from disposals of property, plant and equipment		3,644	456	3,456
Purchases of mineral licenses		(4,344)	(3,517)	(6,382)
Purchases of property, plant and equipment		(1,166,987)	(830,024)	(391,460)

Net cash used in investing activities		(3,301,083)	(3,410,466)	(552,538)

Cash Flows from Financing Activities
Proceeds from short-term borrowings		5,593,547	4,047,426	883,307
Repayment of short-term borrowings		(3,856,110)	(3,156,412)	(1,116,762)
Dividends paid	20	(467,916)	(317,893)	(189,583)
Purchase of treasury stock		—	—	(36,449)
Proceeds from disposal of treasury stock		—	—	1,248
Proceeds from long-term debt		99,377	2,004,780	415,345
Repayment of long-term debt		(21,388)	(6,586)	(110,840)
Repayment of obligations under finance lease		(48,541)	(21,434)	(9,048)

Net cash provided by (used in) financing activities		1,298,969	2,549,881	(162,782)

Effect of exchange rate changes on cash and cash equivalents		(209,767)	19,781	21,236

Net increase (decrease) in cash and cash equivalents		18,060	64,165	(139,161)
Cash and cash equivalents at beginning of year	5	236,779	172,614	311,775

Cash and cash equivalents at end of year	5	$254,839	$236,779	$172,614

Supplementary cash flow information
Interest paid, net of amount capitalized		$(266,010)	$(85,819)	$(38,882)
Income taxes paid		$(750,863)	$(471,004)	$(196,913)
Non-cash Activities
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by subsidiaries	20	$—	$2,743	$9,641
Acquisition of equipment under finance lease	19	$10,637	$33,228	$46,855
Increase in goodwill as a result of derecognition of deferred tax assets related to acquisitions	21	$44,568	—	—
Conversion of debt into shares of subsidiaries		$—	$—	$20,482
Treasury shares issued to acquire subsidiary	20	$—	$—	$119,950

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Statement of Changes in Shareholders’ Equity

						Accumulated
					Additional	Other
	Common Shares		Treasury Shares		Paid-in-	Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Total
	(In thousands of U.S. dollars, except share amounts)

Balances as of December 31, 2005	416,270,745	$133,507	(13,152,065)	$(4,187)	$321,864	$42,046	$1,717,244	$2,210,474

Net income	—	—	—	—	—	—	603,249	603,249
Dividends	—	—	—	—	—	—	(189,582)	(189,582)
Cumulative translation adjustment for 2006	—	—	—	—	—	148,920	—	148,920
Additional minimum pension liability (Note 18)						(4,669)		(4,669)
Adjustment of available-for-sale securities	—	—	—	—	—	11,203	—	11,203
Effect of SFAS No. 158 adoption (Note 18)	—	—	—	—	—	(9,282)	—	(9,282)
Purchase of treasury stock from a related party (Note 20)	—	—	(5,648,850)	(36,449)	—	—	—	(36,449)
Stock-based compensation (Note 20)	—	—	155,857	51	1,457	—	—	1,508
Treasury shares used for acquisition of subsidiaries (Note 20)	—	—	18,645,058	40,585	79,365	—	—	119,950
Additional capital arising on acquisition of minority interest (Note 20)	—	—	—	—	9,641	—	—	9,641

Balances as of December 31, 2006	416,270,745	$133,507	—	$—	$412,327	$188,218	$2,130,911	$2,864,963

Net income	—	—	—	—	—	—	913,051	913,051
Dividends (Note 20)	—	—	—	—	—	—	(317,893)	(317,893)
Adjustment of available-for-sale securities	—	—	—	—	—	(5,059)	—	(5,059)
Change in pension benefit obligation (Note 18)	—	—	—	—	—	(14,365)	—	(14,365)
Cumulative translation adjustment	—	—	—	—	—	136,673	—	136,673
Additional capital arising on acquisition of minority interest (Note 20)	—	—	—	—	2,743	—	—	2,743
Effect of FIN No. 48 adoption (Note 21)	—	—	—	—	—	—	(75,180)	(75,180)

Balances as of December 31, 2007	416,270,745	$133,507	—	$—	$415,070	$305,467	$2,650,889	$3,504,933

Net income	—	—	—	—	—	—	1,140,544	1,140,544
Dividends (Note 20)	—	—	—	—	—	—	(468,135)	(468,135)
Adjustment of available-for-sale securities	—	—	—	—	—	(6,571)	—	(6,571)
Change in pension benefit obligation (Note 18)	—	—	—	—	—	87,659	—	87,659
Cumulative translation adjustment	—	—	—	—	—	(227,618)	—	(227,618)

Balances as of December 31, 2008	416,270,745	$133,507	—	$—	$415,070	$158,937	$3,323,298	$4,030,812

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and 2007, and for each of the three years in the period ended
December 31, 2008
(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1.	GENERAL

(a)	Formation

Mechel OAO (“Mechel”, formerly — Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the “Controlling Shareholders”). The Controlling Shareholders, directly or through their affiliates, either acquired existing companies or established new companies, at varying dates from 1995 through March 19, 2003, which were contributed to Mechel after its formation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

			Date Control	Interest in Voting Stock Held by
			Acquired/Date of	the Group at December 31,
Name of Subsidiary	Registered in	Core Business	Incorporation(*)	2008	2007	2006

Mechel International Holdings AG (MIH)(1)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	100.0%	100.0%	100.0%
Mechel Trading House (MTH)	Russia	Trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC), including its most significant subsidiaries:	Russia	Coal mining	Jan 21, 1999	95.4%	93.5%	93.5%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.5%	74.4%	74.4%
Olzherassk Open Pit Mine (OOPM)**	Russia	Coal mining	Dec 28, 1999	—	—	82.9%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	94.2%	93.8%	93.7%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	84.1%	79.9%	79.9%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	91.4%	90.4%	90.4%
Mechel Targoviste S.A.	Romania	Steel products	Aug 28, 2002	86.6%	86.6%	86.6%
Mechel Zeljezara (MZ)	Croatia	Steel products	March 17, 2003	—	100.0%	100.0%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	85.6%	85.6%	85.6%
Mechel Campia Turzii S.A.	Romania	Steel products	June 20, 2003	86.6%	86.6%	86.6%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Energo	Russia	Power trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	97.1%	97.1%	96.9%
Izhstal	Russia	Steel products	May 14, 2004	88.4%	88.2%	87.9%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	90.4%
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Mechel Service	Russia	Trading	May 5, 2005	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec 20, 2005	100.0%	100.0%	100.0%
Metals Recycling	Russia	Scrap collecting	March 14, 2006	100.0%	100.0%	100.0%
Mechel Hardware***	Russia	Trading	March 21, 2006	—	100.0%	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	99.5%	97.1%	98.9%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.3%	98.0%	—
Mechel Finance	Russia	Corporate finance	June 6, 2007	100.0%	100.0%	—
Kuzbass Power Sales Company (KPSC)	Russia	Power sales	June 30, 2007	72.1%	72.0%	—
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%	100.0%	—
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%	100.0%	—
Ductil Steel S.A.	Romania	Steel products	April 8, 2008	100.0%	—	—

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Date Control	Interest in Voting Stock Held by
			Acquired/Date of	the Group at December 31,
Name of Subsidiary	Registered in	Core Business	Incorporation(*)	2008	2007	2006

Oriel Resources Plc. (Oriel)	Great Britain	Chrome and nickel	Apr 17, 2008	100.0%	—	—
HBL Holding GmbH (HBL)	Germany	Trading	Sept 26, 2008	100.0%	—	—

*	Date when a control interest was acquired or a new company established by either the Group or Controlling Shareholders.

**	Merged with SKCC in February 2007.

***	Merged with MTH in July 2008.

(1)	Formerly — Mechel Trading AG (MT). Renamed on December 20, 2005.

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

Shareholders in each of Mechel’s subsidiaries before the restructuring who were not Controlling Shareholders did not contribute any shares in these subsidiaries to Mechel in exchange for its shares and were considered as outside the control group, and these shareholders retained a minority interest in the subsidiaries. Thus, to the extent minority interests existed in the entities under common control prior to March 19, 2003, such minority interests did not change as a result of the formation of Mechel and the reorganization of the Group.

During 2006, one of the Controlling Shareholders sold all his Mechel’s stock to the other Controlling Shareholder, and the Ownership, Control and Voting Agreement was terminated on December 21, 2006.

(c)	Basis of presentation

The formation of Mechel and contribution of the subsidiaries’ shares into Mechel’s capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner akin to a pooling for the periods presented.

(d)	Business

The Group operates in four business segments: steel (comprising steel and steel products), mining (comprising coal and iron ore), ferroalloy (comprising nickel, chrome and ferrosilicon) and power (comprising electricity and heat power), and conducts operations in Russia, Lithuania, Kazakhstan and Central and Eastern Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel, mining, ferroalloy and power group. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvement programs and business acquisitions. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	GOING CONCERN

(a)	Russian business environment

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for the Group and its counterparties, which could affect the Group’s financial position, results of operations and business prospects. These considerations similarly apply to other jurisdictions where the Group operates.

The Group’s activities in all its operating segments have been adversely affected by the uncertainty and instability in international financial, currency and commodity markets resulting from the global financial crisis. The recession is affecting most economic regions, forcing the Group to reduce production, cut costs, manage increased risk factors and strengthen its competitiveness, including curtailing production, halting non-critical capital expenditures, accelerating new strategies for raw materials, initiating headcount reductions, suspending major investment programs, and making other liquidity enhancements.

Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances. Management believes its operational cash flow in 2009 will be sufficient to fund proprietary capital expenditure projects and permit it to operate the business in a profitable fashion during 2009. However, further market deterioration could negatively affect the consolidated results, financial position and cash flow of the Group in a manner not currently determinable.

(b)	Going concern

The current economic environment is challenging and management believes that the outlook for the next several years presents significant challenges in terms of sales volume and pricing as well as input costs. Specifically, the current economic conditions create uncertainty about (a) the level of demand for the Group’s products; (b) the pricing of major commodities mined or manufactured by the Group; (c) the exchange rate between Russian ruble and U.S. dollar and its impact on the cost of the Group’s inventories; and (d) the availability of bank financing in the foreseeable future.

Management believes it has taken measures to deal with the uncertainties in its operating environment and that its operating cash flows in 2009 will be sufficient to allow it to continue to operate in the normal course of business including routine working capital and priority capital projects, assuming the successful restructuring of its debt as described below.

As of December 31, 2008, the Group breached a number of financial and non-financial covenants (as disclosed in Note 15) and as a result, the lenders can request accelerated repayment of a substantial portion of the Group’s long-term debt. As of December 31, 2008, the Group had $5,149,415 of loans repayable within next twelve months including $1,563,613 of long-term debt that was classified as short-term liabilities as of that date because of the covenant violations. The Group does not have the resources to enable it to repay the total of these loans if repayment were called.

The Group has commenced discussions with its bankers about additional facilities to be provided on a long-term basis. The Group is also seeking to refinance and/or restructure the terms and conditions of its existing debt to extend maturities beyond 2009 and provide greater working capital flexibility. The Group is currently in negotiations with the consortium of banks, but it is likely that the terms and agreement on the conditions of these borrowing arrangements will not be completed until the second half of 2009. Based on negotiations conducted to-date, management believes that it will successfully refinance or restructure the terms and conditions of (a) $1,000,000 out of $1,500,000 “Oriel” credit facility and (b) its $2,000,000 “Yakutugol” syndicated loan. To

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repay the remaining $500,000 of the “Oriel” credit facility, the Group plans to use half of the credit line obtained from Gazprombank referred to below.

As of June 1, 2009, management has succeeded in obtaining additional financing by reaching the following credit line agreements:

•	Gazprombank — $1,000,000 U.S. dollar-denominated credit facility repayable in quarterly installments in 2010-2012 for a partial repayment of its “Oriel” and “Yakutugol” credit facilities. As a security for these credit facilities the Group pledged 35% of the shares in Yakutugol and SKCC;

•	VTB — 15 billion rubles ($510,500) credit facility expiring in November 2009 under the guarantees issued by Mechel OAO and pledges of SKCC and CMP production assets;

•	Sberbank — 3.3 billion rubles ($112,300) credit facility due in 2010.

Management is also pursuing alternative sources of funding in the event the above mentioned negotiations do not result in adequate funding. Specifically, in February 2009, the Group registered one-year ruble-denominated bonds in an aggregate principal amount of 30 billion rubles ($824,633) with the Moscow Interbank Currency Exchange (MICEX). Subsequently, in May 2009, the Group registered another ruble-denominated bond issue of 45 billion rubles ($1,406,949) with the Federal Financial Markets Service (FFMS). Issuance of these bonds would be subject to market conditions at the time, and while management has not formally decided to proceed with the issuance of these bonds, if issued, these bonds would provide the Group with additional financing flexibility.

Furthermore, the Group has been included in the Russian Government’s list of strategic businesses that are eligible for state financial support in the current economic environment. Subsequently, in January 2009 the Group received an approval from the state-owned Vneshekonombank (VEB) for a one-year $1,500,000 facility to refinance the “Oriel” credit facility, which to-date the Group elected not to use. There is no assurance, however, as to how much further state financial support, if any, may be received by the Group.

Management has concluded that the uncertainty about the Group’s refinancing and restructuring of its outstanding debt described above represent a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. Based on management’s plans as noted herein, management believes that the Group has, or will secure, adequate capital resources and liquidity to continue in operational existence for the foreseeable future and has presented its consolidated financial statements on a going concern basis of accounting.

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) foreign currency translation; (5) deferred income taxes; (6) accounting for tax penalties; (7) revenue recognition, (8) valuation allowances for unrecoverable assets, and (9) recording investments at fair value.

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

(c)	Business combinations

The Group accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items.

(d)	Goodwill and negative goodwill

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

(e)	Minority interest

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

(f)	Reporting and functional currencies

The Group has determined its reporting currency to be the U.S. dollar. The functional currencies for Russian, Romanian, Kazakh and German subsidiaries of the Group are the ruble, the Romanian lei, the Kazakh tenge and Euro, respectively. The U.S. dollar is the functional currency of the other international operations of the Group.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income. Mechel’s Russian, Romanian, Kazakh and German subsidiaries translate rubles, leis, tenge and Euros into U.S. dollars using the current rate method as prescribed by SFAS No. 52, “Foreign Currency Translation” (“SFAS No. 52”), for all periods presented.

(g)	Management estimates

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

(h)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with the requirements of SFAS No. 141, “Business Combinations” (“SFAS No. 141”). For the purpose of determining the carrying amounts of the property, plant and equipment pertaining to interests of non-controlling shareholders in business combinations when less than a 100% interest is acquired, the Group uses appraised fair values as of the acquisition dates in the absence of reliable and accurate historical cost bases for property, plant and equipment, which represents a departure from U.S. GAAP. The portion of minority interest not related to property, plant and equipment is determined based on the historical cost of assets and liabilities.

(i)	Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves, for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves, for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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

Mining assets and processing plant and equipment are those assets, including construction in progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (refer to Note 3(k)), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date.

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

(j)	Other property, plant and equipment

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

Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statements of income and comprehensive income.

The following useful lives are used as a basis for calculating depreciation:

Useful Economic Lives
Category of Asset	Estimates, Years

Buildings	20-45
Land improvements	20-50
Operating machinery and equipment, including transfer devices	7-30
Transportation equipment and vehicles	4-15
Tools, furniture, fixtures and other	4-8

(k)	Mineral licenses

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

Fair value of the mineral licenses acquired after August 22, 2004 is based on independent mining engineer appraisals of the estimated proven and probable reserve through the estimated end of the depletion period. Such

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

mineral licenses are amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period.

In order to calculate proven and probable reserves, estimates and assumptions are used about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. There are numerous uncertainties inherent in estimating proven and probable reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The Group did not use the work of independent mining engineers to estimate the Group’s proven and probable reserves as of December 31, 2008. The Group’s proven and probable reserve estimates as of that date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers. In 2008, the Group established a policy, according to which the Group would engage independent mining engineers to review its proven and probable reserves at least every three years. This policy does not change the Group’s approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers.

(l)	Intangible assets

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

(m)	Asset retirement obligations

The Group has numerous asset retirement obligations associated with its core business activities. The Group is required to perform these obligations under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general resources at the time of removal. The Group’s asset retirement obligations primarily relate to mining and steel production facilities with related landfills and dump areas and mines. The Group’s estimates of these obligations are based on current regulatory or license requirements, as well as forecasted dismantling and other related costs. Asset retirement obligations are calculated in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”).

In order to calculate the amount of asset retirement obligations, the expected cash flows are discounted using the estimate of credit-adjusted risk-free rate as required by SFAS No. 143. The credit-adjusted risk-free rate is calculated as a weighted average of risk-free interest rates for Russian Federation bonds with maturity dates that coincide with the expected timing of when the asset retirement activities will be performed, adjusted for the effect of the Group’s credit standing.

(n)	Long-lived assets impairment, including definite-lived intangibles and goodwill

The Group follows the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), with respect to impairment of goodwill. The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations), and intangible assets for impairment whenever events or changes in circumstances

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

indicate that the carrying amount of such assets may not be fully recoverable as prescribed by SFAS No. 144 and SFAS No. 142. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on the Group’s assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the impairment testing.

SFAS No. 142 prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs that could potentially lead to the impairment, i.e. significant decline in selling prices, production volumes or operating margins. Under SFAS No. 142, goodwill is assessed for impairment by using the fair value based method. The Group determines fair value by utilizing discounted cash flows. The impairment test required by SFAS No. 142 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level, at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

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

When performing impairment tests, the Group uses assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs as well as capital expenditures and working capital requirements during the forecasted period. The Group estimates discount rates using after-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Group’s growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. While impairment of long-lived assets does not affect reported cash flows, it does result in a non-cash charge in the consolidated statements of income and comprehensive income, which could have a material adverse effect on the Group’s results of operations or financial position.

The Group performed an impairment analysis of long-lived assets, including definite-lived intangibles and goodwill at all major Group’s subsidiaries as of December 31, 2008. Cash flow forecasts used in the test were based on the assumptions actual as of December 31, 2008. The forecasted period for non-mining subsidiaries of the Group was assumed to be nine years to reach stabilized cash flows, and the value beyond the forecasted period was based on the terminal growth rate of 2.5%. For mining subsidiaries of the Group the forecasted period was based on the

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remaining life of the mines. Cash flows projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2009-2017, which were used in cash flow projections, were as follows:

Region	2009	2010	2011	2012	2013	2014	2015	2016	2017

Russia	13%	8%	6%	6%	6%	6%	6%	6%	6%
USA	3%	2%	3%	3%	3%	2%	2%	2%	2%
Europe	2%	3%	2%	2%	2%	2%	2%	2%	2%
Romania	5%	5%	4%	4%	4%	4%	4%	4%	4%
Bulgaria	5%	5%	4%	4%	4%	4%	4%	4%	4%
Kazakhstan	13%	8%	6%	6%	6%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flows projections the Group used similar discount rates for Russia, Eastern Europe, Kazakhstan assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2008 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2009	2010	2011	2012	2013	2014	2015	2016	2017

Discount rate	16.1%	16.1%	15.0%	13.9%	13.0%	12.1%	11.4%	10.7%	10.1%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group for all major subsidiaries as of December 31, 2008, no impairment loss was recognized.

The results of the goodwill impairment test performed are sensitive to the assumptions used as follows:

•	a 10% decrease in future planned revenues results in a total impairment loss of $150,224;

•	a 2% increase in discount rates for each year of the forecasted period results in a total impairment loss of $9,308;

•	a 3% increase in discount rates for each year of the forecasted period results in a total impairment loss of $32,750;

•	a 3% decrease in cash flows growth rate after the forecasted period does not result in impairment loss.

The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

(o)	Finance lease

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

(p)	Inventories

Inventories are stated at the lower of acquisition/manufacturing cost or market value. Cost is determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition. The elements of costs include direct material, labor and allocable material and manufacturing overhead.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Market value is the estimated price, at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale. The Group determines market value of inventories for a group of items of inventories with similar characteristics. The term “market” means current replacement cost not to exceed net realizable value (selling price less reasonable estimable costs of completion and disposal) or be less than net realizable value adjusted for a normal profit margin. Market value for each group is compared with an acquisition/manufacturing cost, and the lower of these values is used to determining the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of income and comprehensive income.

(q)	Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. The Group reviews the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, the Group applies specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written-off against provision or charged off to operating expenses (if no provision was created in previous periods).

As of December 31, 2008, given the significant slow-down in sales in the second half of 2008, the Group calculated a general, experience-based allowance primarily based upon its experience of cash collections related to sales made in 2008. Specific allowances were estimated for debtors that failed to pay in line with restructuring schedules under going bankruptcy procedures. The Group concluded that the effect of a change in the estimate from using the current-year versus three-year data was insignificant.

(r)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and in transit, checks and deposits with banks, as well as other bank deposits with an original maturity of three months or less.

(s)	Retirement benefit obligations

The Group’s Russian subsidiaries are legally obligated to make defined contributions to the Russian pension fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). The Group’s contributions to the Russian pension fund relating to defined contribution plans are charged to income in the year, to which they relate.

Contribution to the Russian pension fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280 thousand rubles or approximately $10 translated at the exchange rate of the rubles to

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the U.S. dollar at December 31, 2008) to 2% (applied to the part of the annual gross salary above 600 thousand rubles or approximately $20 translated at the exchange rate of the ruble to the U.S. dollar at December 31, 2008) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian pension fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian pension fund for the years ended December 31, 2008, 2007 and 2006 were $102,827, $71,329 and $53,276, respectively.

In addition, the Group has a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. The Group accounts for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan. The Group’s obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds. The Group adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”) in 2006 resulted in the increase in recognized pension benefit obligations by $9,282 with a corresponding decrease in accumulated other comprehensive income.

(t)	Revenue recognition

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

In the Power segment (refer to Note 25), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

Sales are recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

(u)	Advertising costs

Advertising costs are expensed as incurred. During the years ended December 31, 2008, 2007 and 2006, advertising costs were insignificant.

(v)	Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $842,475, $330,290 and $351,727 for the years ended December 31, 2008, 2007 and 2006, respectively.

(w)	Income taxes

Provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force in individual jurisdictions. The Group accounts for income taxes under the liability method in

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), and related interpretations. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

On January 1, 2007, the Group adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN No. 48”). FIN No. 48 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group accounted for $75,180, including interest and penalties for $19,253, as a cumulative adjustment of the adoption of FIN No. 48 to the January 1, 2007 retained earnings. As of December 31, 2008 and 2007, the Group included accruals for unrecognized income tax benefits totaling $27,176 and $79,211, including interest and penalties for $8,665 and $28,911 as a component of accrued liabilities, respectively. Interest and penalties recognized in accordance with FIN No. 48 are classified in the financial statements as income taxes.

(x)	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2008, 2007 and 2006, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with SFAS No. 52), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of SFAS No. 158. In accordance with SFAS No. 158, the Group recognizes actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2008 and 2007, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses.

Accumulated other comprehensive income is comprised of the following components:

	December 31,	December 31,
	2008	2007

Cumulative translation adjustment	100,190	327,808
Unrealized (losses) gains on available-for-sale securities	(596)	5,975
Pension adjustments (Note 18)	59,343	(28,316)

Total accumulated other comprehensive income	158,937	305,467

(y)	Stock-based compensation

Effective January 1, 2006, the Group adopted the fair-value method of accounting for employee stock-compensation costs as outlined in SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). Prior to that date, the Group used the intrinsic-value method in accordance with requirements of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”).

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group does not present pro forma disclosures of results of operations as if the fair value method had been applied as of January 1, 2004, since the result would be substantially the same when compared to the intrinsic method applied in accordance with APB Opinion No. 25.

(z)	Segment reporting

According to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), segment reporting follows the internal organizational and reporting structure of the Group. With effect during 2008, and corresponding to the main products and services within the Group, the Group’s operations are presented in four business segments. In prior years, the Group’s operations were presented in three business segments (Steel, Mining and Power). Prior years’ presentations were restated to reflect the Group’s current structure. The current operational segment structure is as follows:

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware and coke products;

•	Mining segment, comprising production and sales of coal (coking and steam) and iron ore, which supplies raw materials to the Steel, Ferroalloy and Power segments and also sells substantial amounts of raw materials to third parties;

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity, gas and heat power to the Steel, Ferroalloy and Mining segments;

•	Ferroalloy segment, comprising production and sales of nickel, chrome and ferrosilicon, which supplies raw materials to the Steel segment and also sells substantial amounts of raw materials to third parties.

(aa)	Financial instruments

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable approximates their fair value as of December 31, 2008 and 2007. For long-term and short-term borrowings, the difference between fair value and carrying value was not material. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (refer to Note 9).

(bb)	Guarantees

The fair value of a guarantee is determined and recorded as a liability at the time when the guarantee is issued. The initial guarantee amount is subsequently remeasured to reflect the changes in the underlying liability. The expense is included in the related line items of the consolidated statements of income and comprehensive income, based on the nature of the guarantee. When the likelihood of performing on a guarantee becomes probable, a liability is accrued, provided it is reasonably determinable on the basis of the facts and circumstances at that time.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(cc)	Accounting for contingencies

Certain conditions may exist as of the date of these consolidated financial statements, which may further result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group’s management makes an assessment of such contingent liabilities, which is based on assumptions and is a matter of opinion. In assessing loss contingencies relating to legal or tax proceedings that involve the Group or unasserted claims that may result in such proceedings, the Group, after consultation with legal or tax advisors, evaluates the perceived merits of any legal or tax proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a loss will be incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the Group may disclose contingent liabilities or other uncertainties of an unusual nature which, in the judgment of management after consultation with its legal or tax counsel, may be of interest to shareholders or others.

(dd)	Derivative instruments and hedging activities

The Group recognizes its derivative instruments as either assets or liabilities at fair value in accordance with SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities” (“SFAS No. 133”), as amended and interpreted. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2008, 2007 and 2006, the Group did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument held by the Group is recognized currently in income. There were no significant gains or losses related to the change in the fair value of derivative instruments included in the net foreign exchange gain (loss) in the accompanying consolidated statements of income and comprehensive income for each of the three years in the period ended December 31, 2008. There were no foreign currency forward and options contracts outstanding as of December 31, 2008 and 2007.

(ee)	Investments

The Group recognizes all its debt and equity investments in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). At acquisition, the Group classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date the Group reassesses appropriateness of the classification.

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(ff)	Concentration of credit and other risks

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

		Year End Rates*			Average Exchange Rates* for the
	At June 1,	at December 31,			Years Ended December 31,
Currency	2009	2008	2007	2006	2008	2007	2006

Russian ruble	30.98	29.38	24.55	26.33	24.86	25.58	27.19
Swiss franc	1.07	1.06	1.12	1.22	1.08	1.20	1.25
Euro	0.71	0.71	0.68	0.76	0.68	0.73	0.80
Romanian lei	2.97	2.83	2.46	2.57	2.52	2.44	2.81
Croatian kuna	5.20	5.16	4.99	5.58	4.93	5.37	5.58
Lithuania lit	2.47	2.45	2.36	2.63	2.36	2.52	2.75
Kazakh tenge	150.44	120.77	120.3	127.00	120.33	122.55	126.09

(*)	Exchange rates shown in local currency units for one U.S. dollar

The majority of the balances and operations not already denominated in the reporting currency were denominated in the Russian ruble, Romanian lei, Swiss franc, Kazakh tenge and Euro.

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia (“CBR”) and are generally considered to be a reasonable approximation of market rates.

(gg)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Such reclassifications have no impact on net income or shareholders’ equity.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(hh)	Recently issued accounting pronouncements

Fair Value Option for Financial Assets and Financial Liabilities

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.

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

SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Group has, at present, chosen not to elect the fair value option for any item that is not already required to be measured at fair value on a recurring basis.

Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51

The FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”). The most significant changes of SFAS No. 160 are the following:

•	A noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity;

•	Earnings and losses attributable to noncontrolling interests are no longer reported as part of consolidated earnings. Rather, they are disclosed on the face of the consolidated income statement;

•	After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction;

•	A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation is a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests.

SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. The Group is currently evaluating the impact of this new standard on the accounting for its future acquisitions.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FASB Statement No. 141(R) Business Combinations

The FASB issued changes to SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). The most significant changes require the acquirer to:

•	Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed and non-controlling interests in acquisitions of less than 100% controlling interest when the acquisition constitutes a change in control of the acquired entity;

•	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

•	Recognize contingent consideration arrangements at fair value at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

•	With certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values;

•	Capitalize in-process research and development assets acquired;

•	Expense, as incurred, acquisition-related transaction costs;

•	Capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met as of the acquisition date;

•	Recognize changes in income tax valuation allowances and tax uncertainty accruals established in purchase accounting as adjustments to income tax expense (including those related to acquisitions before the adoption of SFAS No. 141(R));

•	Push back any adjustments made to the preliminary purchase price allocation during the measurement period to the date of the acquisition;

•	Determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

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

Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133

On March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 expands the existing disclosure requirements in SFAS No. 133. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Therefore, the Group will be required to provide such disclosures beginning with the interim period ended March 31, 2009. The Group does not believe that the adoption of SFAS No. 161 will have a material effect on the Group’s financial position and results of operations.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Determination of the Useful Life of Intangible Assets — FASB Staff Position No. FAS 142-3

On April 25, 2008, the FASB issued FASB Staff Position No. FAS 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP No. FAS 142-3”). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 to include an entity’s historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be “substantial cost or material modifications.” FSP No. FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The aforementioned guidance for determining the useful life of intangible assets will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Group does not believe that the adoption of FSP No. FAS 142-3 will have a material effect on the Group’s financial position and results of operations.

Employers’ Disclosures about Postretirement Benefit Plan Assets — FASB Staff Position No. 132(R)-1

On December 30, 2008, the FASB issued FASB Staff Position No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP No. 132(R)-1”). FSP No. 132(R)-1 amends FASB Statement No. 132(R), “Employer’s Disclosures about Pensions and Other Postretirement Benefits”, to require additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plan.

The FSP is applicable to an employer that is subject to the disclosure requirements of SFAS No. 132(R) and is generally effective for fiscal years ending after December 15, 2009. The Group does not believe that the adoption of FSP No. 132(R)-1 will have a material effect on the Group’s financial position and results of operations.

4.	ACQUISITIONS, INVESTMENTS AND DISPOSALS

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2006 and December 31, 2008.

(a)	Ductil Steel S.A.

On April 8, 2008, the Group acquired 100% of the shares of Ductil Steel S.A. (“Ductil Steel”) located in Romania for $224,003 in cash, out of which $23,592 was prepaid in 2007. Ductil Steel is one of the top Romanian producers of wire and wire products. Its principal assets are two production sites: the Otelu Rosu plant producing billets that are used as raw material inputs for the Buzau plant, its second production site. Ductil Steel is included in the Steel segment.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This acquisition was accounted for using the purchase method of accounting. The results of operations of Ductil Steel are included in the consolidated financial statements from the date of acquisition of control, April 8, 2008. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

April 8,
2008

Cash and cash equivalents	2,790
Other current assets	86,396
Property, plant and equipment	113,491
Other non-current assets	5
Current liabilities	(92,615)
Long-term liabilities	(8,093)
Deferred income taxes	(10,661)

Fair value of net assets acquired	91,313
Goodwill	132,690

Total investment	224,003

Goodwill of $132,690 arising from the Group’s acquisition of Ductil Steel represents expected benefits from the synergies related to wire and wire products trading and strengthening the position in the European market.

(b)	Oriel Resources Plc.

On March 26, 2008, the Group entered into a public offer to acquire all of the issued shares of Oriel Resources Plc. (“Oriel”). The offer was extended to any Oriel shares issued or unconditionally allotted and fully paid while the offer remained open for acceptance, including Oriel shares issued pursuant to the exercise of options granted under the Oriel Share Option Scheme, the exercise of Oriel warrants or otherwise. The offer was made on the basis of $2.1986 in cash for each Oriel share. The offer valued the entire issued and to be issued share capital of Oriel at approximately $1.5 billion. The cash consideration payable by Mechel for Oriel was funded using a $1.5 billion loan facility arranged by Royal Bank of Scotland and Merrill Lynch for the purposes of the offer (“Oriel” credit facility).

During the period from April 17 through June 30, 2008, the Group acquired 99.74% of Oriel’s shares for $1,461,716 in cash, which includes $2,487 of agency fees and costs to cancel the warrants of $812. From July through October 2008, the Group acquired the remaining 0.26% of Oriel’s shares for $5,798 in cash and became an owner of 100% of Oriel’s shares for the total of $1,467,514.

Oriel Resources Plc. is a London-based chrome and nickel mining and processing company operating mainly in Kazakhstan and Russia. Oriel’s current mining projects include the Voskhod chrome and the Shevchenko nickel projects, both located in north western Kazakhstan. Interlinked with Voskhod is the vertically-integrated Tikhvin ferrochrome smelting plant in Russia, which commenced its production in April 2007.

Current mineral licenses of Oriel expire in 2029 for a chrome deposit and 2017 for a nickel deposit. Based on the current mining program, the Group expects chrome deposit to be depleted before the license expiration date. Consequently, the value assigned to chrome licenses is amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period. The value of nickel license is not amortized as long as the project is at the exploration stage.

This acquisition was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $30,587 of the amounts that otherwise would have been assigned to long-lived assets in accordance with SFAS No. 141. The results of operations of Oriel are included in the consolidated financial statements from the date of acquisition of control,

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 17, 2008. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

April 17,
2008

Cash and cash equivalents	27,914
Other current assets	139,664
Property, plant and equipment	359,769
Mineral licenses	1,724,730
Other non-current assets	2,378
Current liabilities	(158,057)
Long-term liabilities	(113,136)
Deferred income taxes	(521,083)

Fair value of net assets acquired	1,462,179
Minority’s share in net assets	(463)

Total investment	1,461,716

Oriel is included in the Ferroalloy segment.

(c)	HBL Holding GmbH

On September 26, 2008, the Group acquired 100% of the shares of HBL Holding GmbH (“HBL”) for a consideration of $55,855, of which $47,468 paid in cash in 2008 and $8,387 in 2009. HBL integrates twelve service and trading companies in Germany. The acquisition is consistent with Group’s program to expand its sales network, enhance and extend range of its services, and enlarge its client base. HBL is included in the Steel segment.

This acquisition was accounted for using the purchase method of accounting. The results of operations of HBL are included in the consolidated financial statements from the date of acquisition of control, September 26, 2008. The purchase price allocation is preliminary, pending the receipt of the final property, plant and equipment appraisal. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $14,308 of the amounts that otherwise would have been assigned to property, plant and equipment, in accordance with SFAS No. 141. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

September 26,
2008

Cash and cash equivalents	32,875
Other current assets	37,739
Property, plant and equipment	35,438
Other non-current assets	45
Current liabilities	(40,746)
Long-term liabilities	(7,384)
Deferred income taxes	(2,112)

Fair value of net assets acquired	55,855

Total investment	55,855

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Exchange of shares

On June 30, 2008, Mechel OAO signed a shares exchange agreement with Mr. Igor V. Zyuzin (the Group’s Controlling Shareholder). In accordance with this agreement, the Group exchanged 190,985,726 common shares of Mechel Mining OAO (1.56% of total shares) for 613,624 common shares of Southern Kuzbass Coal Company (“SKCC”) (1.70% of total shares). It was accounted for as a transaction between entities under common control and recorded at historical cost.

(e)	Yakutugol and Elgaugol

On January 24, 2005, the Group acquired 25% plus one share of Yakutugol, a leading coal producer in the northeast of Russia, for $411,182 in cash at the auction conducted by the Government of Republic Sakha (Yakutia). Yakutugol extracts predominantly coking coal, as well as steam coal in open and underground mines. The company sells most of the output to the Asian Pacific region, primarily Japan, South Korea, and Taiwan.

On October 5, 2007, the Group won the auction conducted by the Russian Federal Fund acting on behalf of the Republic of Sakha, and Russian Railways (“RZD”) (collectively, the “Sellers”), and acquired 75% less one share of Yakutugol, 71.21% of Elgaugol (68.86% of the shares was acquired in the auction and 2.35% had been owned by Yakutugol), and the railway real estate complex for a total of $2,337,089 under the Sales and Purchase Agreement. These acquisitions are in line with Mechel’s strategy to further develop its mining segment.

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

The acquisition of 75% less one share of Yakutugol was accounted for using the purchase method of accounting. The results of operations of Yakutugol are included in the consolidated financial statements from the

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date of acquisition of control, October 19, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

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

Goodwill of $440,083 arising from the Group’s acquisition of Yakutugol represents expected benefits from the synergies related to coal trading as the Group becomes a stronger player in Russia and abroad while building a reliable foundation for the long-term development of the Group’s coal mining.

At date of the 75% less one share acquisition of Yakutugol shares, the initial equity investment amounted to $431,825, of which $53,970 represented goodwill embedded in the investment (refer to Note 9).

As further disclosed in Note 21, in 2008, Yakutugol derecognized deferred tax assets of $44,568 arising on the pension liabilities incurred in the prior years through goodwill. The deferred tax assets related to payments made by Yakutugol to the non-state pension fund Almaznaya Osen’ and one-time payments made as post-retirement support to its employees, which the Group concluded in 2008 to be non-deductible for tax purposes.

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

As part of the auction conditions, Mechel has committed to complete the railway by September 2010. In addition to the construction of the railway, Mechel has to meet certain operating related milestones as follows: (a) complete legal permits for the minefield development by June 2009, (b) commence construction of the mining plant by November 2009, (c) complete construction of the mining plant, with the required water-supply system, and commence coal production by October 2010, (d) reach estimated annual coal production of 9 million tonnes by

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

July 2013, and (e) reach estimated annual coal production of 18 million tonnes by July 2018. There are risks that Mechel will not be able to comply with all requirements, particularly with the timely construction of the railway, which will be built over more than one hundred bridges, in the isolated area of the Elgaugol minefield. Failure to meet these requirements could result in the suspension or termination of the license for the development of the Elga coal deposit. In early 2008, Mechel contracted the construction of the railway for $1,361,784. Management believes that as of June 1, 2009 the Group is in compliance with the terms and commitments set by the license.

In June 2008, Mechel completed the allocation of the purchase price between Elgaugol and the railway property, which was based on the Group’s internal expert estimation of fair values of the underlying assets. As a result of the allocation, the Group assigned $346,532 to Elgaugol and the remaining $390,278 to the railway property.

Elgaugol OAO is a Development Stage Entity, which does not meet the definition of a business for accounting purposes, as defined in EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, due to the fact that acquired set of assets is not able, on a stand alone basis, to perform normal operations and generate revenue stream. Mechel has accounted for this transaction as an asset acquisition. The following table summarizes the allocation of acquisition costs of $355,408 (which includes $346,532 paid in cash for 68.86% of the shares acquired in the auction and $8,876 related to 2.35% in Elgaugol owned by Yakutugol) to net assets acquired:

October 24,
2007

Cash and cash equivalents	640
Other assets	420
Mineral licenses	474,620
Current liabilities	(5,974)
Non-current liabilities	(1,334)
Deferred income taxes	(112,964)

Total costs allocated	355,408

Total investment	355,408

Yakutugol, Elgaugol and the railway real estate complex are included in the Mining segment.

In 2008, the license for the development of the Elga coal deposit, which had been held by Elgaugol, and the railway real estate complex were transferred to Yakutugol.

At the same auction, and as part of the Purchase and Sales Agreement, Mechel acquired additional railway assets for a total of $50,104, of which title over assets valued at $10,032 was disputed in courts between RZD and a third party. As of December 31, 2008, the court proceedings were finalized resulting in the release of the disputable property and its subsequent transfer to the Group. In accordance with the amendment to the Purchase and Sales Agreement dated March 19, 2009, the total amount of additionally acquired assets was decreased to $29,769 based on the results of physical inspection undertaken by Mechel. The title transfer is expected to be completed in 2009.

(f)	Chelyabenergo

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2007, the Group increased insignificantly its interest in OGK-3 by purchasing 0.039% for the total consideration of $3,212. The investment is included in the Power segment.

(g)	Metals Recycling

On March 14, 2006, the Group acquired Metals Recycling OOO (“Metals Recycling”), a full-scale metal collector and processor, for $4,824 in cash. Metals Recycling includes 8 operating scrap collecting facilities located in Chelyabinsk Region, Russia, with the total capacity of 178 thousand tonnes of scrap. As of the date of acquisition, Metals Recycling owned 51% in each of its subsidiaries Ecomet+ OOO, VtorResurs-Yuzhny OOO, PKF Vtormet OOO, PromComplex OOO, which are all integrated into the Metals Recycling business process. These entities are included in the Steel segment.

The acquisition of Metals Recycling was accounted for using the purchase method of accounting. The results of operations of Metals Recycling are included in the consolidated financial statements from the date of acquisition of control, March 14, 2006. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

March 14,
2006

Cash and cash equivalents	618
Other current assets	1,690
Property, plant and equipment	3,443
Current liabilities	(3,533)
Deferred income taxes	(568)

Fair value of net assets acquired	1,650
Goodwill	3,174

Total investment	4,824

Goodwill of $3,174 arising from the Group’s acquisition of Metals Recycling represents expected benefits from the synergies related to the reduction in production costs from using scrap in the Group’s subsidiaries melting operations.

(h)	Moscow Coke and Gas Plant

From July through September 2006, the Group acquired shares of Moscow Coke and Gas Plant (“Moskoks”) and its subsidiaries. On September 25, 2006, the Group’s share in Moskoks reached 98.94%, acquired partially for $178,958 in cash, and through exchange of 18,645,058 shares of Mechel OAO, which were valued at fair market price as of the date of exchange at $119,950. Total cost of investment in Moskoks was $298,908 as of the date of acquisition.

Moskoks is a well-established coke and chemical producer located in the Moscow region. The plant’s annual production capacity is about 1.5 million tonnes of coke. Products are sold domestically, mainly to Russia’s central region manufacturers, as well as shipped abroad, in particular to the Ukraine and European Union countries. Moskoks is included in the Steel segment.

The acquisition of Moskoks was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $15,550 of the amounts that otherwise would have been assigned to property, plant and equipment, in accordance with SFAS No. 141. The results of operations of Moskoks are included in the consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the date of control, September 25, 2006. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

September 25,
2006

Cash and cash equivalents	22,484
Non current assets	69,247
Marketable securities	216,097
Other current assets	42,191
Current liabilities	(15,289)
Non current liabilities	(2,788)
Deferred income taxes	(29,705)

Fair value of net assets acquired	302,237
Minority’s share in net assets	(3,329)

Total investment	298,908

On September 11, 2007, Moskoks sold its two wholly-owned subsidiaries holding 19.39% and 19.59% interest in Moskoks, respectively, to another Group’s subsidiary, Mechel-Coke, a wholly owned subsidiary of CMP. As a result of the transaction the Group’s interest in Moskoks was diluted from 98.94% to 97.11% as the Group’s interest in CMP amounted to 93.82%.

(i)	Southern Kuzbass Power Plant

On April 19, 2007, the Group acquired 94.33% of the common shares of Southern Kuzbass Power Plant (“SKPP”), a power generating plant located in the town of Kaltan, Kemerovo Region, at a public auction for $270,809 in cash. The objective of acquiring SKPP is to increase Mechel’s performance through producing high value-added electric power using the Group’s own steam coal. The acquisition of the new power generating assets is also aimed at developing the power segment of Mechel’s business.

The acquisition of SKPP was accounted for using the purchase method of accounting. The results of operations of SKPP are included in the consolidated financial statements from the date of acquisition of control, April 19, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

April 19,
2007

Cash and cash equivalents	791
Other current assets	10,008
Other non-current assets	325
Property, plant and equipment	160,833
Current liabilities	(4,106)
Non-current liabilities	(7,290)
Deferred income taxes	(24,744)

Fair value of net assets acquired	135,817
Minority’s share in net assets	(7,704)
Goodwill	142,696

Total investment	270,809

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

After the acquisition date and prior to December 31, 2007, the Group acquired additional 3.71% interest for $10,835. The following table summarizes the fair value of net assets at the date the major block of shares was acquired. SKPP is included in the Power segment.

August 16,
2007

Fair value of net assets acquired	4,884
Goodwill	5,951

Total investment	10,835

Goodwill of $148,647 arising from the Group’s acquisition of SKPP represents expected benefits from the synergies related to the reduction in production costs through generating the Group’s own electric power, as well as synergies from using its own coal mined in the vicinity of SKPP. In addition, the acquisition of SKPP enables the Group to improve self-sufficiency of the mining and steel segments and produce higher value-added products, such as electricity and heat energy.

(j)	Kuzbass Power Sales Company

On June 30, 2007, the Group acquired 49% of the common shares of Kuzbass Power Sales Company (“KPSC”) at a public auction in addition to 1.2% of the shares acquired by the Group previously for the total $46,401. KPSC is a power distribution company in Siberia, located in the city of Kemerovo. The primary reason for the acquisition of KPSC was the Group’s intention to expand the Power segment of Mechel’s business by obtaining additional market and established client base for high value added products, such as electric and heat energy, produced by the KPSC power generating facilities.

The acquisition of KPSC was accounted for using the purchase method of accounting. The results of operations of KPSC are included in the consolidated financial statements from the date of acquisition of control, June 30, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

June 30,
2007

Cash and cash equivalents	8,988
Other current assets	12,714
Other non-current assets	230
Property, plant and equipment	25,631
Current liabilities	(28,470)
Non-current liabilities	(2,706)
Deferred income taxes	(2,955)

Fair value of net assets acquired	13,432
Minority’s share in net assets	(6,682)
Goodwill	39,651

Total investment	46,401

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October and November 2007, the Group acquired an additional 21.83% interest for $40,891. The following table summarizes the fair value of net assets at the date the major block of shares was acquired. KPSC is included in the Power segment.

October 26,
2007

Fair value of net assets acquired	3,725
Goodwill	37,166

Total investment	40,891

Goodwill of $37,166 arising from the Group’s acquisition of KPSC represents expected benefits from the synergies related to the reduction in production costs through generating the Group’s own electric power, as well as synergies from using its own coal mined in the vicinity of KPSC.

(k)	Bratsk Ferroalloy Plant

On August 6, 2007, the Group acquired 100% of Bratsk Ferroalloy Plant (“BFP”) for $186,862. BFP is a high grade ferrosilicon producer, located in the Irkutsk Region and has advantageous geographical position. The acquisition is in line with the Group strategy of developing its steel and ferroalloys segments, as Mechel’s steel subsidiaries consume ferroalloys in its melting operations. An acquisition of ferroalloy plant, in which energy costs are dominant, will enable the Group to gain synergetic effect both due to the plant’s consumption of Mechel’s own coal and its supplies of ferroalloys for subsequent processing within the Group. BFP is included in the Ferroalloy segment.

The acquisition of BFP was accounted for using the purchase method of accounting. The results of operations of BFP are included in the consolidated financial statements from the date of acquisition of control, August 6, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

August 6,
2007

Cash and cash equivalents	197
Other current assets	20,747
Property, plant and equipment	75,395
Current liabilities	(1,611)
Non-current liabilities	(9,102)
Deferred income taxes	(13,415)

Fair value of net assets acquired	72,211
Goodwill	114,651

Total investment	186,862

Goodwill of $114,651 arising from the Group’s acquisition of BFP represents expected benefits from the synergies related to the reduction in production costs through using own ferroalloys in the Group’s subsidiaries melting operations.

(l)	Transkol

On May 29, 2007, the Group acquired a 100% interest in Transkol OOO, a company with local railway access to a railway junction located near Southern Kuzbass Coal Company (“SKCC”), for $7,173 in cash. The acquisition of Transkol is in line with the Group’s intention to develop coal production at Erunakovskaya mine, owned by

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SKCC. The premium paid resulted in a goodwill, none of which will be deductible for income tax purposes. The company is included in the Mining segment.

The acquisition of Transkol was accounted for using the purchase method of accounting. The results of operations of Transkol are included in the consolidated financial statements from the date of control, May 29, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

May 29,
2007

Cash and cash equivalents	8
Other current assets	277
Property, plant and equipment	1,711
Current liabilities	(217)
Deferred income taxes	(119)

Fair value of net assets acquired	1,660
Goodwill	5,513

Total investment	7,173

Goodwill of $5,513 arising from the Group’s acquisition of Transkol represents expected benefits from the synergies related to the reduction in costs from the use of local railway access to a railway junction located near SKCC.

(m)	Temryuk-Sotra

On July 2, 2007, the Group acquired a 100% interest in Temryuk-Sotra, including Souztranzit and Tehnoprodintorg, seaport for $6,254 in cash. The acquisition is in line with Mechel’s further developing of its own transport infrastructure. Temryuk-Sotra seaport is located at the Taman shore of the Sea of Azov and is expected to be utilized for primarily coal transportation by small tonnage river-sea type vessels. The competitive advantage of the port of Temryuk is determined by its geographical location, proximity to sea communications, year-round navigation, and available railroad and highway access.

The acquisition of Temryuk-Sotra was accounted for using the purchase method of accounting. The results of operations of Temryuk-Sotra are included in the consolidated financial statements from the date of acquisition of acquisition of control, July 2, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

July 2,
2007

Cash and cash equivalents	147
Other current assets	1,651
Property, plant and equipment	9,167
Current liabilities	(5,127)
Non-current liabilities	(916)
Deferred income taxes	(1,379)

Fair value of net assets acquired	3,543
Goodwill	2,711

Total investment	6,254

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill of $2,711 arising from the Group’s acquisition of Temryuk-Sotra represents expected benefits from the synergies related to the reduction in transportation costs. Temryuk-Sotra is included in the Mining segment.

(n)	Toplofikatsia Rousse

On December 17, 2007, the Group acquired a 49% interest in Toplofikatsia Rousse (“TPP Rousse”), a power plant located in Rousse, Republic of Bulgaria, for $73,539 in cash. Following the approval by the Post-Privatization Control Agency of Bulgaria and Antimonopoly Committee of Bulgaria, Mechel International Holdings, acquired 49% of the shares from the TPP Rousse’s 100% owner, Holding Slovenske elektrarne d.o.o. (“HSE”) of Slovenia.

The power plant potential capacity is 400 MW and it has total heat capacity of 35 Gcal/h and a staff of more than 700 employees. As of the date of acquisition, only some of the plant’s generators produced electric power, thus the plant’s capacity was under-utilized.

The acquisition is in line with the Group’s strategy to develop power segment. Management has an intention, but not a commitment, to increase its interest to a controlling stake in the future.

The purchase of TPP Rousse shares was accounted for using the equity method of accounting and is included within long-term investments in related parties as of December 31, 2007. Property, plant and equipment of TPP Rousse were valued by independent appraisers as of the date of acquisition of its shares. The Group’s share in results of operations of TPP Rousse is included in the consolidated financial statements from the date of acquisition of shares, December 17, 2007. The individual assets and liabilities of TPP Rousse are not included in the accompanying consolidated financial statements of the Group as the Group accounts for TPP Rousse as its equity-method investment. The following table summarizes the fair values of net assets of TPP Rousse at the date of acquisition of shares:

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

The excess of investment over fair value of net assets of TPP Rousse acquired of $53,411 represents expected benefits from the synergies related to vertical integration of the Group’s business and expansion into additional markets for steam coal used to fuel power plants in the European Union.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)	Goodwill

Balance at December 31, 2005	39,580
Acquisition of Metals Recycling (Note 4(g)), Steel segment	3,174
Translation difference	3,160

Balance at December 31, 2006	45,914

Acquisition of Yakutugol (Note 4(e)), Mining segment	494,053
Acquisition of Southern Kuzbass Power Plant (Note 4(i)), Power segment	148,647
Acquisition of Bratsk Ferroalloy Plant (Note 4(k)), Steel segment	114,651
Acquisition of Kuzbass Power Sales Company (Note 4(j)), Power segment	76,817
Acquisition of Transkol (Note 4(l)), Mining segment	5,513
Acquisition of Temruk-Sotra (Note 4(m)), Mining segment	2,711
Acquisition of Prommet, Steel segment	1,857
Translation difference	24,283

Balance at December 31, 2007	914,446

Acquisition of Ductil Steel (Note 4(a)), Steel segment	132,690
Acquisition of minority interest in SUNP (Note 4(p)), Ferroalloy segment	4,532
Increase in goodwill as a result of derecognition of deferred tax assets related to acquisitions (Note 21)	44,568
Translation difference	(185,792)

Balance at December 31, 2008	910,444

Goodwill arising on the above acquisitions is not deductible for tax purposes.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(p)	Minority interest

The following table summarizes changes in minority interest for the three years ended December 31, 2008:

Balance at December 31, 2005	127,834
New acquisitions	3,329
Purchase of the minority interest in existing subsidiaries by the Group	(6,186)
Minority’s share in subsidiaries’ income from continuing operations	31,528
Translation adjustment	6,531

Balance at December 31, 2006	163,036

New acquisitions	5,777
Purchase of the minority interest in existing subsidiaries by the Group	(5,139)
Minority’s share in subsidiaries’ income from continuing operations	116,234
Translation adjustment	20,615

Balance at December 31, 2007	300,523

Purchase of the minority interest in existing subsidiaries by the Group	(36,496)
Minority’s share in subsidiaries’ income from continuing operations	88,837
Translation adjustment	(62,015)

Balance at December 31, 2008	290,849

At various dates during 2008, 2007 and 2006, the Group purchased minority interest in the following subsidiaries:

		Minority Interest
		Acquired
Year Ended December 31, 2006:	Date of Acquisition	%	Amount	Cash Paid

Southern Kuzbass Coal Company (SKCC)	March-December	0.07%	1,788	2,364
Mechel Targoviste SA	September	2.94%	1,523	—
Port Posiet	February-November	16.90%	1,295	1,302
Mechel Campia Turzii SA	August-November	1.63%	927	—
Krasnogorsk Open Pit Mine (KOPM)	Different dates throughout the year	0.77%	338	—
Izhstal	August-December	0.23%	272	216
Korshunov Mining Plant (KMP)	Different dates throughout the year	0.10%	22	119
Tomusinsk Auto Warehouse (TAW)	October	0.05%	8	—
Chelyabinsk Metallurgical Plant (CMP)	March-July	0.00%	6	7
Beloretsk Metallurgical Plant (BMP)	March-July	0.02%	7	8

			6,186	4,016

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Minority Interest
		Acquired
Year Ended December 31, 2007:	Date of Acquisition	%	Amount	Cash Paid

Southern Kuzbass Coal Company (SKCC)	January-September	0.05%	147	1,269
Chelyabinsk Metallurgical Plant (CMP)	February-April	0.09%	629	635
Izhstal	January-June	0.27%	350	328
Tomusinsk Energo Management (TEM)	March-May	2.08%	327	107
Korshunov Mining Plant (KMP)	January-October	0.02%	11	32
Port Posiet	February-July	0.16%	20	7

			1,484	2,378

		Minority Interest
		Acquired
Year Ended December 31, 2008:	Date of Acquisition	%	Amount	Cash Paid

Southern Urals Nickel Plant (SUNP)	May-July	4.15%	18,936	31,780
Southern Kuzbass Coal Company (SKCC)	March-October	1.96%	11,230	13,646
Chelyabinsk Metallurgical Plant (CMP)	April-August	0.39%	4,211	4,661
Beloretsk Metallurgical Plant (BMP)	January-April	0.01%	871	6
Tomusinsk Energo Management (TEM)	May	2.80%	527	400
Izhstal	May	0.20%	355	194
Southern Kuzbass Power Plant (SKPP)	January-March	0.22%	297	658
Tomusinsk Open Pit Mine (TOPM)	March-April	0.06%	45	1
Kuzbass Power Sales Company (KPSC)	January	0.11%	24	—

			36,496	51,346

In accordance with purchase agreement concluded on acquisition of Mechel Targoviste SA and Mechel Campia Turzii SA, on different date throughout 2006 the Group converted long-term debt of these two companies into shares. As a result of these conversions, the Group’s share was increased by 2.94% in Mechel Targoviste SA and by 1.63% in Mechel Campia Turzii SA, in 2006, respectively.

On different dates throughout 2006, SKCC acquired 1.21% of its own voting stock for $14,589 paid in cash. The purchase of minority interests was accounted for using the purchase method of accounting. In October 2006, SKCC acquired small additional interest in Krasnogorsk OPM, Tomusinsk Transportation Center and Lenin Mine, for a total of $1,116, and immediately after these acquisitions SKCC merged with these mines through the issuance of additional shares. As a result of these transactions, SKCC minority interest was reduced by $2,134.

On September 11, 2007, Moskoks transferred the 100% interest in its two wholly-owned subsidiaries, holding 19.39% and 19.59% of shares in Moskoks, respectively, to Mechel-Coke, another Group’s subsidiary (refer to Note 4(h)). Due to the dilution of the Group’s interest in Moskoks from 98.94% to 97.11%, the minority interest increased by $6,624.

In April and May 2008, the Group acquired 4.15% of common shares of SUNP for $31,780 paid in cash. The acquisition resulted in a goodwill of $4,532.

On different dates from March through October 2008, the Group acquired 1.96% of voting shares of SKCC for $13,646 paid in cash. The purchase of a minority interest in SKCC was accounted for using the purchase method of accounting and was recorded in the consolidated financial statements for the year ended December 31, 2008.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On different dates from April through August 2008, the Group acquired 0.39% of voting shares of CMP for $4,661 paid in cash. The purchase of a minority interest in CMP was accounted for using the purchase method of accounting and was recorded in the consolidated financial statements for the year ended December 31, 2008.

The Group has accounted for the purchases of minority interest under the purchase method of accounting.

(q)	Pro forma condensed consolidated income statement data (unaudited)

The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2008, gives effect to the business combinations that occurred in 2008, as if they had occurred at the beginning of 2008 and (ii) 12 months ended December 31, 2007, gives effect to the business combinations that occurred in 2008 and 2007, as if they had occurred at the beginning of 2007:

	Year Ended December 31,
	2008	2007

Revenue, net	10,237,572	7,977,688
Net income	1,175,444	851,553
Net income per share	2.82	2.05

The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2007, gives effect to the business combinations that occurred in 2007, as if they had occurred at the beginning of 2007 and (ii) 12 months ended December 31, 2006, gives effect to the business combinations that occurred in 2007 and 2006, as if they had occurred at the beginning of 2006:

	Year Ended December 31,
	2007	2006

Revenue, net	7,449,979	5,231,540
Net income	949,337	710,330
Net income per share	2.28	1.74

These unaudited pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the dates indicated, nor is it necessarily indicative of the results of operations, which may be achieved in the future.

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31,	December 31,
	2008	2007

Russian ruble bank accounts	72,648	170,355
USD bank accounts	71,581	44,751
Euro bank accounts	47,776	15,857
Bank accounts in other currencies	5,066	3,631
Other	57,768	2,185

Total cash and cash equivalents	254,839	236,779

As of December 31, 2008, $363 included in Russian ruble bank accounts and $76 included in bank accounts in other currencies were restricted for use in accordance with guarantees provided by VEB and EBRD. As of December 31, 2007, the amount of $1,400 included in USD bank accounts, was restricted for use in accordance with a guarantee provided by BNP Paribas to a customer at the request of one of the Group’s foreign subsidiaries.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, short-term ruble-denominated deposits of $25,376, and a promissory note of $27,230 with an original maturity of less than 90 days were included in other cash and cash equivalents, as well as $1,954 of letters of credit issued by the Group’s subsidiaries for the plant, property and equipment acquisition.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of:

	December 31,	December 31,
	2008	2007

Domestic customers	334,377	210,191
Foreign customers	182,985	158,346
Total accounts receivable	517,362	368,537

Less allowance for doubtful accounts	(110,613)	(26,781)

Total accounts receivable, net	406,749	341,756

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2008	2007	2006

Balance at beginning of year	(26,781)	(19,592)	(17,509)
Allowance for doubtful accounts	(103,632)	(1,411)	(2,722)
Accounts receivable written off, net	385	(1,180)	(173)
Allowance for doubtful accounts of acquired entities	(1,470)	(9,325)	(30)
Translation difference	20,885	4,727	842

Balance at end of year	(110,613)	(26,781)	(19,592)

Significant increase in allowance for doubtful accounts in 2008 is due to the increased exposure of the Group to losses on its accounts receivable because of the financial crisis. A substantial portion of such increase is earmarked to several customers experiencing liquidity problems.

7.	INVENTORIES

Inventories are comprised of:

	December 31,	December 31,
	2008	2007

Finished goods	778,219	396,467
Raw materials and purchased parts	411,865	472,040
Work-in-process	175,025	138,351

Total inventories	1,365,109	1,006,858

In 2008, the amount of the write-down of inventories to net realizable value together with the provision for obsolete and slow-moving inventories that were recognized as expense in the consolidated statement of income and comprehensive income amounted to $278,176. The most significant write-downs related to the Steel and Ferroalloy segments in the amounts of $180,661 and $94,714, respectively, caused by a substantial fall in prices for the main products in the market. In 2007 and 2006, these write-downs and provisions were not significant.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31,	December 31,
	2008	2007

VAT and other taxes recoverable	483,872	264,970
Prepayments and advances for materials	48,253	111,403
Bank deposits with original maturities over 90 days	13,727	204,214
Other receivables	28,796	23,050
Short-term loans issued	53,349	404
Promissory notes received	2,520	550
Other current assets	43,744	29,402

Total prepayments and other current assets	674,261	633,993

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

As of December 31, 2008, $21,715 included in other current assets relating to capitalized origination fees on the Group’s loans is being amortized using the effective interest method over the loan term.

As of December 31, 2008, short-term loans issued included $52,756 of funds transferred by TOPM to Uglemetbank OAO under the asset management agreement that guarantees return of 9% p.a. Uglemetbank OAO further used these funds to acquire a one-year promissory note issued by Calridge Ltd., a related party (refer to Note 10).

9.	LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31,	December 31,
	2008	2007

Equity method investments	79,387	91,348
Other related parties	1,021	1,223

Total investments in related parties	80,408	92,571
Available-for-sale securities	15,938	20,330
Cost method investments	10,174	10,347
Prepayment for BCG companies	438,623	—
Other	8,037	27,918

Total other long-term investments	472,772	58,595

Total long-term investments	553,180	151,166

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Equity method investments

Equity method investments are comprised of:

	Percent Voting Shares		Investment Carrying
	Held at December 31,		Value at December 31,
Investee	2008	2007	2008	2007

TPP Rousse (Power segment)	49%	49%	68,869	73,348
Mechel Energy AG (Conares Eagle) (Mining segment)	50%	50%	14	6,489
TPTU (Mining segment)	40%	40%	4,274	5,051
TRMZ (Mining segment)	25%	25%	1,855	2,066
RIKT (Mining segment)	36%	36%	2,055	2,145
Other (Mining segment)	20-39%	20-36%	2,320	2,249

Total equity method investments			79,387	91,348

Mechel Energy AG is a joint venture with U.K. trading partners of the Group that facilitates the Group’s sales in Europe. In 2008, Mechel Energy AG ceased to perform active trading operations, distributed all its net assets as dividends to its shareholders and is currently a dormant company.

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

TPP Rousse (Toplofikatsia Rousse) shares are owned by MIH AG. The core business is generation of electricity and heat for sales in Europe (refer to Note 4(n)).

Summarized unaudited financial information on equity method investees as of December 31, 2008 and 2007 and for the years then ended is as follows:

Income Data	2008	2007
	(Unaudited)	(Unaudited)

Revenues and other income	135,807	748,386
Operating income	6,967	2,802
Net income (loss)	3,793	(13,118)

	At December 31,	At December 31,
Balance Sheet Data	2008	2007
	(Unaudited)	(Unaudited)

Current assets	72,986	57,375
Non-current assets	84,969	89,240
Current liabilities	79,542	52,871
Non-current liabilities	12,134	25,424

Note: in the year ended December 31, 2007, the income data for Yakutugol was taken for the period from January 1 through October 19, 2007, while it was accounted under the equity method.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows movements in the equity method investments:

		Share in Net
	Capital	Income/(Loss) Since
	Investment	Acquisition	Total

December 31, 2005	389,947	18,430	408,377

Effect of adoption of SFAS No. 158 by Yakutugol	(2,627)	—	(2,627)
Translation difference	37,053	—	37,053
Dividends	(4,100)	—	(4,100)
Share in net loss	—	(9,858)	(9,858)

December 31, 2006	420,273	8,572	428,845

Effect of full consolidation of Yakutugol	(428,835)	—	(428,835)
Investment in TPP Rousse	73,539	—	73,539
Other investments	2,161	—	2,161
Translation difference	20,248	—	20,248
Dividends	(4,618)	—	(4,618)
Share in net income	—	8	8

December 31, 2007	82,768	8,580	91,348

Investments	207	—	207
Translation difference	(6,316)	—	(6,316)
Dividends	(6,569)	—	(6,569)
Share in net income	—	717	717

December 31, 2008	70,090	9,297	79,387

During the years ended December 31, 2008, 2007 and 2006, the Group received cash dividends of $6,569, $4,618 and $4,100, respectively.

(b)	Cost method investments

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

(c)	Available-for-sale securities

Investments in available-for-sale securities were as follows as of December 31, 2008:

			Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses

Equity securities	16,534	15,938	2,560	(3,156)

Total available-for-sale securities	16,534	15,938	2,560	(3,156)

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments in available-for-sale securities were as follows as of December 31, 2007:

			Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses

Equity securities	15,271	20,330	5,059	—

Total available-for-sale securities	15,271	20,330	5,059	—

As of December 31, 2008 and 2007, available-for-sale securities represented investments into equity securities of well-established Russian energy and oil and gas companies.

(d)	Prepayment for BCG Companies

As of December 31, 2008, the amount of $438,623 represented total advance payments made by the Group to acquire Bluestone Industries Inc., Dynamic Energy, Inc. and JCJ Coal Group LLC (“BCG Companies”) of which $279,058 was not refundable as of that date. The Group tested this asset for impairment as of December 31, 2008 and concluded that it was not impaired (refer to Note 27).

10.	RELATED PARTIES

During the three years ended December 31, 2008, the Group had the following transactions and current balances in settlement with related parties:

	2008			Balances at December 31, 2008
			Financing			Total
			Provided	Receivable	Payable	Outstanding,
	Purchases	Sales	(Received), Net	from	to	Net

Mechel Energy AG	—	2,988	—	—	—	—
GPU	8,342	2,925	—	—	—	—
RIKT	246	—	—	—	(14)	(14)
TPTU	4,346	18	—	18	(210)	(192)
TRMZ	8,490	852	—	16	(1,364)	(1,348)
TPP Rousse	—	64,783	—	19,755	—	19,755
Calridge	1,508	—	(114,236)	2,382	—	2,382
Other	10	125	—	—	—	—

Total	22,942	71,691	(114,236)	22,171	(1,588)	20,583

	2007			Balances at December 31, 2007
			Financing			Total
			Provided	Receivable	Payable	Outstanding,
	Purchases	Sales	(Received), Net	from	to	Net

Mechel Energy AG	301	102,619	—	2,881	—	2,881
GPU	4,752	3,206	—	601	(1,757)	(1,156)
RIKT	214	4	—	10	(30)	(20)
TPTU	4,570	169	—	21	(483)	(462)
TRMZ	6,072	917	—	172	(1,189)	(1,017)
Yakutugol	141,319	1,859	—	—	—	—
TPP Rousse	—	1,276	—	1,303	—	1,303
Other	—	6	—	—	(137)	(137)

Total	157,228	110,056	—	4,988	(3,596)	1,392

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006			Balances at December 31, 2006
			Financing			Total
			Provided	Receivable	Payable	Outstanding,
	Purchases	Sales	(Received), Net	from	to	Net

Mechel Energy AG	—	53,765	—	—	(461)	(461)
TPTU	2,247	98	—	25	(177)	(152)
TRMZ	10,074	4,555	—	59	(753)	(694)
Yakutugol	129,968	8,042	—	309	(928)	(619)
Calridge	36,449	10	—	11	—	11
Other	670	528	—	141	(34)	107

Total	179,408	66,998	—	545	(2,353)	(1,808)

(a)	Mechel Energy AG

Mechel Energy AG, in which the Group owns 50% of its ordinary shares, purchased coal from the Group during the years ended December 31, 2008, 2007 and 2006 in the amount of $2,988, $102,619 and $53,765, respectively. Sales to Mechel Energy AG were made on market terms with average margin attributable to coal sales.

(b)	Tomusinskiy Transportation Management Center (TPTU)

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2008, 2007 and 2006, the Group purchased transportation services in the amount of $4,346, $4,570 and $2,247, respectively.

(c)	Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2008, 2007 and 2006, the Group purchased repair services in the amount of $8,490, $6,072 and $10,074, respectively.

(d)	Yakutugol

For the period from January 24, 2005 through October 19, 2007, the Group owned 25% plus one share of the ordinary shares of Yakutugol, which provides the Group with coal. Since October 19, 2007, the Group has owned 100% in Yakutugol. During the period from January 1, 2007 through October 19, 2007, and financial year ended December 31, 2006, the Group’s purchases from Yakutugol amounted to $141,319 and $129,968, respectively. The Group’s sales of services and auxiliary materials to Yakutugol amounted to $1,859 and $8,042. As of December 31, 2006 the Group had accounts payable to Yakutugol for goods supplied of $928, trade receivables of $309 for the goods sold as of December 31, 2006.

(e)	Calridge Ltd.

Calridge Ltd. is a company wholly owned by the Controlling Shareholder. On June 30, 2008, the Justice family entered into the Option Agreement to sell 100% of capital stock or membership interests of Bluestone Industries Inc. at the price of $4,825,000 less net debt to Calridge Ltd. Under the Option Agreement, Calridge Ltd. paid $100,000 in cash as a prepayment on July 3, 2008. In accordance with the Assignment Agreement dated August 19, 2008, Calridge Ltd. assigned to MIH AG all the rights, title and interest in and to the Option Agreement for the consideration of $100,000 plus accrued interest of $1,459 that was repaid by MIH AG by October 2008.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2008, the Group drew down loans from Calridge Ltd in the amount of $16,600 and granted loans to Calridge in the amount of $2,364. The net financing provided by Calridge Ltd. to the Group amounted to $114,236.

In July 2006, the Group acquired 5,648,850 ordinary shares of Mechel OAO from Calridge Ltd for approximately $36,449. The acquired shares were used as a purchase consideration in the acquisition of controlling stake in Moskoks.

In 2008, the Group transferred cash in the amount $52,756 to Uglemetbank OAO under the asset management agreement. Uglemetbank OAO further used these funds to acquire a one-year promissory note issued by Calridge Ltd. bearing interest at the rate of 9% p.a.

(f)	Toplofikatsia Rousse

During the years ended December 31, 2008 and 2007, the Group’s sales to TPP Rousse amounted to $64,783 and $1,276, respectively, and were made on market terms with average margin attributable to coal sales. As of December 31, 2008 and 2007, the Group had accounts receivables from TPP Rousse in the amount of $19,755 and $1,303, respectively.

(g)	Mining and Engineering Management Company

The CEO of Mining and Engineering Management Company (“GPU”) is a close relative to the management of one of the Group’s subsidiaries. Effective June 2008, GPU has not been treated as a related party since the related person is no longer with the Group.

During the years ended December 31, 2008 and 2007, the Group purchased services on mine construction for $8,342 and $4,752, respectively, $5,418 and $490 of which were capitalized. The Group’s sales of construction materials to GPU amounted to $2,925 and $3,206, respectively.

(h)	Penfosib

As described in Note 18, several subsidiaries of the Group contribute certain amounts to Penfosib, which, together with amounts earned from investing the contributions, are intended to provide pensions to members of pension plans. The Group’s pension and postretirement benefits, including those funded through Penfosib, are disclosed in Note 18. In addition, in 2008, these subsidiaries made founder contributions to Penfosib in the total amount of $17,501 (refer to Note 24).

During 2008, Penfosib provided to the Group’s subsidiaries short-term ruble-denominated loans in the amount of $6,115 bearing interest at 8.8% p.a. The loans and related interest were fully repaid by December 31, 2008.

(i)	Transactions with the Controlling Shareholder

As described in Note 4(d), on June 30, 2008, Mechel OAO acquired 613,624 ordinary shares of SKCC (1.70%) from Mr. Igor V. Zyuzin in exchange for 190,985,726 ordinary shares, or 1.56%, of Mechel Mining OAO. The fair value of the exchanged share packages was estimated based on the available market quotes of the shares involved and considered to be equal. The exchange was accounted for as a transaction between entities under common control and recorded at historical cost.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	INTANGIBLE ASSETS, NET

Identifiable intangible assets, net are comprised of:

	December 31,	December 31,
	2008	2007

Intangible assets with determinable lives:
Energy license	1,894	1,684
Software	3,868	4,437
Other	1,194	1,287

Total intangible assets	6,956	7,408

12.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	December 31,	December 31,
	2008	2007

Land improvements	105,658	30,635
Buildings	1,152,271	1,033,550
Transfer devices	106,154	106,842
Operating machinery and equipment	1,894,359	1,874,677
Transportation equipment and vehicles	329,933	322,433
Tools, furniture, fixtures and other	152,926	149,124

	3,741,301	3,517,261
Less accumulated depreciation	(1,025,325)	(884,003)

Operating property, plant and equipment, net	2,715,976	2,633,258
Mining plant and equipment	385,799	305,653
Less accumulated depletion	(48,443)	(38,409)

Mining plant and equipment, net	337,356	267,244
Construction-in-progress	1,224,509	801,260

Property, plant and equipment, net	4,277,841	3,701,762

Included within construction-in-progress are advances to suppliers of equipment of $200,318 and $115,662 as of December 31, 2008 and 2007, respectively. During the years ended December 31, 2008, 2007 and 2006, the Group incurred interest expenses of $348,915, $110,207 and $54,049, respectively, of which interest capitalized in the cost of property, plant and equipment was $24,832, $11,231 and $15,866, respectively. The depreciation charge amounted to $360,586, $250,333 and $177,303 for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, mining plant and equipment, net included mining construction in progress in the amount of $162,011.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	MINERAL LICENSES, NET

Mineral licenses, net are comprised of the following:

	December 31,	December 31,
	2008	2007

Coal deposits	1,786,675	2,128,782
Chrome deposits	1,717,991	—
Iron ore deposits	75,311	90,206
Nickel deposits	39,390	34,678
Limestone deposits	2,947	3,527
Quartzite deposits	1,007	—

Mineral licenses before depletion	3,623,321	2,257,193
Accumulated depletion	(192,679)	(125,710)

Mineral licenses, net	3,430,642	2,131,483

Most of existing mineral licenses were recorded upon acquisition of mining subsidiaries. Fair values of mineral licenses pertaining to the appraised proven and probable mineral reserves at the date of acquisition were determined by the Group based on independent appraisals performed by independent mining engineers, for each acquisition date. The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserves re-measurement and purchase accounting effects. No residual value is assumed in the mineral license valuation.

As described in Note 4(b) above, during the year ended December 31, 2008, the Group acquired 100% of Oriel’s shares. Oriel holds mining licenses for a chrome deposit and a nickel deposit in Kazakhstan. The total value allocated to the cost of Oriel’s chrome and nickel mineral licenses at the date of acquisition amounted to $1,723,413 and $7,690, respectively.

In October 2007, the Group acquired 75% less one share of Yakutugol for a total consideration of $1,600,279 paid in cash, increasing the Group’s share therein to 100%. Yakutugol holds licenses for mineral reserves in Yakutia on Nerungrinsky, Kangalassky and Dzhebariki-Khaya mines. The total value allocated to the cost of Yakutugol’s mineral licenses at the date of acquisition amounted to $1,397,831.

In October 2007, the Group acquired 71.21% of Elgaugol OAO for $355,408. Elgaugol holds a license for undeveloped mineral deposits in Yakutia on Elginsky coal field. The acquisition was accounted as an asset purchase because the mine has not yet commenced its operations and does not constitute a business. The cost allocated to Elgaugol’s mineral license was $474,620 and related deferred tax was accrued in the amount of $112,964.

To determine the value of the mineral licenses’, the Group used quantities of proven and probable deposits. The Group’s mining segment production activities are located within Russia and Kazakhstan. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2027, with the most significant licenses expiring between 2012 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates. In Kazakhstan, the Group has mining licenses for the period ended in 2029 for a chrome deposit and license expiring in 2017 for a nickel deposit.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

	December 31,	December 31,
	2008	2007

Advanced payments to non-state pension funds	28,313	38,983
Capitalized loan origination fees	23,273	28,935
Other	6,258	—

Total other non-current assets	57,844	67,918

As of December 31, 2008 and 2007, advanced payments of $28,313 and $38,893 were made by Yakutugol in terms of agreed pension benefit program to Almaznaya Osen’ and Penfosib non-state pension funds (refer to Note 18).

As of December 31, 2008 and 2007, the amounts of $23,273 and $28,935, respectively, related to capitalized origination fees on bank loans that were recorded as a non-current asset and are being amortized using the effective interest method over the loan term (refer to Note 15).

15.	DEBT

Short-Term Borrowings and Current Portion of Long-Term Debt	December 31, 2008		December 31, 2007
Including Debt with Loan Covenant Violations:	Amount	Rate p.a.,%	Amount	Rate p.a.,%

Russian ruble-denominated:
Banks and financial institutions including debt of $471,438 with loan covenant violations in 2008	1,071,269	8.0-20.2	327,609	6.7-10.8
Bonds issue	4,016	5.5	—	—
Corporate lenders	9,689	0-12.0	6,507	0-8.0

Total	1,084,974		334,116
U.S. dollar-denominated:
Banks and financial institutions including debt of $1,602,800 with loan covenant violations in 2008	1,742,783	1.8-17.5	607,446	5.5-8.3

Total	1,742,783		607,446
Euro-denominated:
Banks and financial institutions including debt of $622 with loan covenant violations in 2008	99,895	3.5-14.3	95,262	5.2-7.8

Total	99,895		95,262
Romanian lei-denominated:
Banks and financial institutions	13,616	16.9	717	10.8

Total	13,616		717
Total short-term borrowings	2,941,268		1,037,541
Current portion of long-term debt including debt of $2,158,891 with loan covenant violations in 2008	2,208,147		97,563

Total short-term borrowings and current portion of long-term debt including debt with loan covenant violations	5,149,415		1,135,104

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2008 and 2007 was 8.56% and 8.65% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2008 and 2007 was 4.68% and 5.71% p.a., respectively. The weighted average interest rate of the Euro-denominated short-term borrowings as of December 31, 2008 and 2007 was 5.50% and 5.42% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2008 and 2007 was 16.85% and 10.50% p.a., respectively.

	December 31, 2008		December 31, 2007
Long-Term Debt, Net of Current Portion:	Amount	Rate p.a.,%	Amount	Rate p.a.,%

Russian ruble-denominated:
Banks and financial institutions	35,304	9.8-10.4	39,934	7.4-8.6
Bonds issue	169,512	8.4	207,865	5.5-8.4
Corporate lenders	132	5.6	231	7.8

Total	204,948		248,030
U.S. dollar-denominated:
Syndicated loan	1,915,750	5.1-7.3	2,000,000	6.2-6.9
Banks and financial institutions	141,689	5.0-9.1	32,822	7.5-8.9
Corporate lenders	3	12.0	64	12.0

Total	2,057,442		2,032,886
Euro-denominated:
Banks and financial institutions	165,573	3.5-7.2	138,569	4.5-6.5

Total	165,573		138,569
Total long-term obligations	2,427,963		2,419,485
Less: current portion including reclassification of $2,158,891 with loan covenant violations in 2008	(2,208,147)		(97,563)

Total long-term debt, net of current portion	219,816		2,321,922

The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2008 and 2007 was 10.21% and 7.97% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2008 and 2007 was 5.11% and 6.54% p.a., respectively. The weighted average interest rate of the Euro-denominated long-term borrowings as of December 31, 2008 and 2007 was 5.59% and 6.22% p.a., respectively.

Aggregate scheduled maturities of the debt outstanding as of December 31, 2008, are as follows:

Payable in:

2009 (current portion)	5,149,415
2010	11,010
2011	172,773
2012	3,260
2013	9,101
Thereafter	23,672

Total	5,369,231

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Syndicated loan

In December 2007, the Group executed a $2,000,000 syndicated loan arrangement for refinancing the acquisition of its new subsidiaries, Yakutugol and Elgaugol (“Yakutugol” credit facility). The Acquisition Refinancing Package is comprised of a Secured 5-year Pre-Export Finance Facility totaling $1,700,000 (85%) and 3-year Term Loan Facility totaling $300,000 (15%), jointly arranged by BNP Paribas, ABN AMRO, Calyon, Natixis, Sumitomo Mitsui Banking Corporation Europe Limited, Société Générale Corporate & Investment Banking and Commerzbank AG. Loan funds have been credited to the accounts of CMP, SKCC and SUNP for the amounts of $1,340,000, $500,000 and $160,000, respectively. The syndicated long-term loan amount of $1,915,750, as of December 31, 2008, includes a current portion of $538,188, which is due through December 31, 2009, and $1,377,562 payable in subsequent years but reclassified into a current portion of long-term debt due to covenants violations.

In accordance with the provisions of the syndicated loan agreement the borrowing was provided in the form of two facilities:

•	Facility A of $1,700,000 bearing interest at LIBOR plus 1.5% p.a.;

•	Facility B of $300,000 bearing interest at LIBOR plus 2.25% p.a.

Guarantees under the syndicated loan agreement are jointly issued by Mechel-Finance, Mechel OAO, Yakutugol, MTH and Mechel Trading AG for the total amount of $1,915,750. In addition, the loan is secured by 2,020,992 pledged common shares of Yakutugol, which constitutes 50% less one share of its common shares.

Facility agreement

In March 2008, OAO Mechel executed a $1,500,000 credit facility agreement with the Royal Bank of Scotland for financing the acquisition of Oriel. The loan bears a variable interest at the rate of LIBOR plus 2.6% p.a. (during the first six months after the date of agreement) and 2.9% p.a. (thereafter) and is due on July 15, 2009.

Guarantees under the facility agreement are jointly issued by Mechel-Finance, Yakutugol, MTH and Mechel Trading AG for the total amount of $1,500,000.

Other loans

Other significant debt provided by bank financing comprised credit line facilities from BNP Paribas, Gazprombank, EDB, Unicredit, Commerzbank, ING Bank, Raiffeisen Bank, ABN AMRO, Hypo Vereinsbank and Fortis bank. The unused portion under all credit facilities as of December 31, 2008 and 2007 was $684,940 and $211,400, respectively. As of December 31, 2008, the Group’s credit facilities provided aggregated borrowing capacity of $6,054,171, of which $5,759,224 expires within a year including debt of $4,233,751 with loan covenant violations.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The outstanding balances of short-term and long-term debt as of December 31, 2008 and 2007 were as follows:

	December 31,	December 31,
Short-Term and Long-Term Debt Including Debt	2008	2007
with Loan Covenant Violations:	Amount	Amount

Russian ruble-denominated:
VTB	510,544	—
Gazprombank	441,519	482,418
Sberbank	112,320	—
Alfa-bank	104,321	48,887
Uralsib	72,157	—
Raiffeisenbank	19,537	21,062
Other	29,524	29,779

Total	1,289,922	582,146
U.S. dollar-denominated:
“Yakutugol” credit facility	1,915,750	2,000,000
“Oriel” credit facility	1,500,000	—
EDB, HBV, WestLB AG	84,750	—
Gazprombank	57,800	—
Alfa-bank	45,000	—
BNP Paribas	44,351	433,315
Uralsib	25,000	—
Other	127,574	207,017

Total	3,800,225	2,640,332
Euro-denominated:
BNP Paribas	39,834	79,047
Gazprombank	34,520	71,316
Other	191,114	83,468

Total	265,468	233,831
Romanian LEI-denominated:
Other	13,616	717

Total short-term and long-term debt including debt with loan covenant violations	5,369,231	3,457,026

During 2008, VTB provided a short-term ruble-denominated loan to the Group subsidiaries bearing interest at 12.0% p.a. The outstanding balances as of December 31, 2008 and 2007 were $510,544 and $nil, respectively.

During 2008 and 2007, Gazprombank provided short-term ruble-denominated, U.S. dollar-denominated and long-term Euro-denominated loans to the Group bearing interest at 6.5 – 16.0% p.a. The outstanding balances as of December 31, 2008 and 2007 were $533,839 and $553,734, respectively.

In 2008, Sberbank provided a short-term ruble-denominated loan to CMP bearing interest at 15.0% p.a. The outstanding balances as of December 31, 2008 and 2007 were $112,320 and $nil, respectively.

During 2008 and 2007, Alfa-bank provided several short-term ruble-denominated loans to CMP bearing interest at 7.65-20.15% p.a. The outstanding balances as of December 31, 2008 and 2007 were $104,321 and $48,887, respectively. In addition, as of December 31, 2008, the Group had a payable to Alfa-bank of $45,000 under

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a short-term dollar-denominated loan bearing interest at a rate of 15% p.a. The loans were subsequently fully repaid in March 2009.

During 2008, Uralsib bank provided MTH and BMP with short-term U.S. dollar-denominated loans in the total amount of $89,190 bearing interest at 10.30-17.50% p.a. The outstanding balance as of December 31, 2008 was $25,000. In addition, as of December 31, 2008, Izhstal had a payable to Uralsib of $72,157 under a short-term ruble-denominated loan bearing interest at a rate of 20% p.a.

During 2007, Raiffeisenbank provided to the Group’s subsidiaries a long-term ruble-denominated loan bearing interest at 10.36% p.a. The outstanding balances as of December 31, 2008 and 2007 were $19,537 and $21,062, respectively.

As of the date of Oriel’s acquisition by the Group, Oriel had long-term U.S. dollar-denominated loans from EDB, HVB and WestLB AG in the total amount of $90,000 bearing interest at 7.14-9.12% p.a. The outstanding balance as of December 31, 2008 was $84,750, out of which $73,500 was classified as current portion of long-term debt due to covenants violation.

During 2008 and 2007, BNP Paribas provided to the Group multi-currency loans bearing interest 0-5.6%. The outstanding balance as of December 31, 2008 and 2007 were $84,185 and $512,362 respectively.

As of December 31, 2008 and 2007, carrying value of property, plant and equipment pledged under loan agreements amounted to $326,261 and $16,898, respectively. Carrying value of inventories pledged under loan agreements amounted to $109,080 and $139,066 as of December 31, 2008 and 2007, respectively. Accounts receivable pledged as of December 31, 2008 and 2007 amounted to $38,557 and $102,928, respectively.

Covenants

The Group’s loan agreements contain a number of covenants and restrictions, which include, but are not limited to financial ratios, maximum amount of debt, and cross-default provisions. The covenants also include, among other restrictions, limitations on (i) indebtedness of certain companies in the Group, and (ii) amounts that can be expended for new investments and acquisitions. Covenant breaches generally permit lenders to demand accelerated repayment of principal and interest.

As of December 31, 2008, the Group breached a number of financial and non-financial covenants in various loan agreements, including “Shareholder’s Equity to Net Borrowings”, “Financial Indebtedness to Tangible Net Worth”, cash turnover ratio, pledges and overdue payable limits, limits on tax claims, etc.

As of December 31, 2008, the Group had the following debt covenant violations related to the most significant long-term debt and short-term loan arrangements:

•	The Group is not in compliance with certain financial ratios (specifically, “Shareholder’s Equity to Net Borrowings” ratio set at a level of 1.0:1.15 while the actual Group’s ratio as of December 31, 2008 was 1:1.29) and other operational covenants defined in the “Yakutugol” syndicated loan agreement with BNP Paribas, ABN AMRO, Calyon, Natixis, Sumitomo Mitsui Banking Corporation Europe Limited, Société Générale Corporate & Investment Banking and Commerzbank AG and “Oriel” credit facility agreement with the Royal Bank of Scotland;

•	SKCC failed to meet the limit of $15,000 on overdue payables to third parties under the long-term credit lines agreements signed with Raiffeisenbank. The outstanding amount of such debt as of December 31, 2008 is $31,537. SKCC also breached a covenant relating to the level of guarantor’s equity requirements for the long-term U.S. dollar-denominated loan provided by Unicreditbank. The outstanding amount of such debt as of December 31, 2008 was $40,000;

•	Izhstal was not in compliance with the financial ratios under the long-term loan agreements signed with Fortis bank and ABN-AMRO Bank, that had outstanding balances of $21,210 and $9,088, respectively. The

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Shareholder’s Equity to Net Borrowings” ratio was set at a level of 1.0:1.10, while the actual Group’s ratio as of December 31, 2008 was 1.0:1.29;

•	The Group and its subsidiary Oriel received a request from the lenders under the long-term U.S. dollar-denominated facility agreement with WestLB AG regarding the immediate repayment of the outstanding amount of $84,750 due to the breach of certain financial covenants. The amount of debt with loan covenant violations includes a current portion of $11,250 and $73,500 reclassified from a long-term portion due to such covenant violations;

•	CMP breached a number of financial covenants under the loans provided by Fortis, ABN-AMRO and ING Bank in the total amount of $10,715 as of December 31, 2008. Fortis and ING banks set a “Shareholder’s Equity to Net Borrowings” ratio at a level of 1.0:1.0. The Group’s ratio as of December 31, 2008 amounted to 1.0:1.29 and was not in compliance with the agreement terms. CMP failed to meet the limit of $10,000 on overdue payables to the third parties and maintain agreed pledge level of $100,000 under the long-term credit agreement signed with ABN-AMRO;

•	CMP breached a cash turnover covenant for short-term loans signed with Sberbank and Gazprombank. The outstanding balances under the mentioned agreements as of December 31, 2008 were $112,320 and $75,321, respectively. The covenants under the short-term loan agreement with Alfa-bank were breached due to violation of limits for the pledges and tax claims. The corresponding amount of the balance as of December 31, 2008 amounted to $149,321. The loans with Alfa-bank were subsequently fully repaid in March 2009;

•	MTH and Mechel Service breached cash turnover covenants related to short-term loans provided by Gazprombank. The outstanding amounts of the loans as of December 31, 2008 were is $134,690 and $102,109, respectively.

The total amount of long-term debt with the breached covenants amounted to $1,563,613, which was classified as long-term debt with loan covenant violations within current liabilities as of December 31, 2008.

The Group sent waiver requests to its lenders relating to the violation of the various required financial ratios and other matters, and requested amendment of the various financial ratio and other covenants for the future periods. As of June 1, 2009, however, no such waivers have been received.

As described in Note 2, as of June 1, 2009, management has succeeded in obtaining additional financing by reaching the following credit line agreements:

•	Gazprombank — $1,000,000 U.S. dollar-denominated credit facility repayable in quarterly installments in 2010-2012 for a partial repayment of its “Oriel” and “Yakutugol” credit facilities. As a security for these credit facilities the Group pledged 35% of the shares in Yakutugol and SKCC;

•	VTB — 15 billion rubles ($510,500) ruble-denominated credit facility expiring in November 2009 under the guarantees issued by Mechel OAO and pledges of SKCC and CMP production assets;

•	Sberbank — 3.3 billion rubles ($112,300) credit facility due in 2010.

Management is also pursuing alternative sources of funding in the event the above mentioned negotiations do not result in adequate funding. Specifically, in February 2009, the Group registered one-year ruble-denominated bonds in an aggregate principal amount of 30 billion rubles ($824,633) with the Moscow Interbank Currency Exchange (MICEX). Subsequently, in May 2009, the Group registered another ruble-denominated bond issue of 45 billion rubles ($1,406,949) with the Federal Financial Markets Service (FFMS). Issuance of these bonds would be subject to market conditions at the time, and while management has not formally decided to proceed with the issuance of these bonds, if issued, these bonds would provide the Group with additional financing flexibility.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group is in process of negotiating with the lenders on the restructuring of the “Oriel” and “Yakutugol” loan facilities and believes that such amendments will be executed in the second half of 2009 (refer to Note 2).

Bonds

On June 21, 2006, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5.0 billion rubles ($183,045). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the eighth coupon periods is set as equal to that of the first period. The interest rate for the ninth to the fourteenth coupon periods is set by the Group and made public 10 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 21, 2010. The obligatory redemption date is June 12, 2013. Bonds are secured by a guarantee issued by MTH. The aggregate amount of the guarantee issued is 5.0 billion rubles ($170,181). The costs related to the issuance of bonds in the amount of $739 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2008 was $169,512. The decrease in the balance of bonds as of December 31, 2008, is due to depreciation of the ruble against the U.S. dollar from the date of issuance through December 31, 2008.

16.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Group adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group’s adoption of SFAS No. 157 did not have a material impact on the consolidated financial statements. The Group has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP No. FAS 157-1”) and FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. FAS 157-2”). FSP No. FAS 157-1 amends SFAS No. 157. FSP No. 157-2 delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FASB Staff Position FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP No. 157-3”), to clarify the application of SFAS 157 in inactive markets for financial assets. FSP No. 157-3 became effective upon issuance and SFAS No. 157 is effective for fiscal years beginning after

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

November 15, 2007 and will be adopted by the Group beginning in the first quarter of fiscal 2009. Although the Group will continue to evaluate the application of SFAS No. 157, management does not currently believe adoption will have a material impact on the Group’s financial condition or operating results.

Effective January 1, 2008, the Group adopted SFAS No. 159, which provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Group has, at present, chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

The following represents financial assets of the Group measured at fair value on a recurring basis in accordance with SFAS No. 157 as of December 31, 2008:

				Fair Value
Description	Level 1	Level 2	Level 3	Measurements

Assets:
Available for sale securities	15,938	—	—	15,938

Total assets	15,938	—	—	15,938

The Group did not have any financial liabilities measured at fair values with SFAS No. 157 as of December 31, 2008.

17.	ASSET RETIREMENT OBLIGATIONS

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

The following table presents the movements in asset retirement obligations for the years ended December 31, 2008, 2007 and 2006:

Asset Retirement Obligation	2008	2007	2006

Balance at beginning of year	71,294	92,358	59,052
Liabilities incurred in the current period	6,066	10,908	2,160
Liabilities settled in the current period	(5,300)	(521)	(510)
Accretion expense	6,078	3,101	7,433
Revision in estimated cash flow	7,155	(40,078)	17,876
Translation difference and other	(13,689)	5,526	6,347

Balance at end of year	71,604	71,294	92,358

Liabilities incurred during the year ended December 31, 2008 are represented by the obligations arising on the acquisitions of Oriel and Ductil Steel in the amounts of $3,264 and $2,802, respectively.

Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets. The effects of revisions in estimated cash flows during the years ended December 31, 2007 and 2006 relate to continuous refinement of future asset removal activities and restoration costs at CMP and KMP as assessed by the Group with the help of independent environmental engineers. Liabilities

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

incurred in 2007 were represented primarily by the obligations arising on the acquisition of Yakutugol in the amount of $8,400.

18.	PENSION AND POSTRETIREMENT BENEFITS

In addition to the state pension and social insurance required by the Russian legislation, the Group has a number of defined benefit occupational pension plans that cover the majority of production employees and some other postretirement benefit plans.

A number of the Group’s companies provide their former employees with old age retirement pensions. The old age retirement pension is conditional to the member qualifying for the state old age pension. Some employees are also eligible for an early retirement in accordance with the state pension regulations and specific coal industry rules (so-called “territorial treaties”), which also provide for certain post retirement benefits in addition to old age pensions. Additionally the Group voluntarily provides financial support, of a defined benefit nature, to its old age and disabled pensioners, who did not acquire any pension under the occupational pension program.

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

Several entities contribute certain amounts to non-state pension funds (Almaznaya Osen’ and Penfosib), which, together with amounts earned from investing the contributions, are intended to provide pensions to members of pension plans. However, pursuant to agreements between the Group and these non-state pension funds, under certain circumstances, these assets are not effectively restricted from possible withdrawal by the employer. Based on this fact, these assets do not qualify as “plan assets” under U.S. GAAP and these pension schemes are considered to be fully unfunded.

Yakutugol acquired by the Group on October 19, 2007 provides the following benefits: (a) lump-sum upon retirement, (b) financial support for re-settlement upon retirement (after attainment of statutory retirement age) from Yakutia to Central Russia, (c) occupational pension program (subject to attainment of statutory retirement age, completion of 15 years of service for Yakutugol and only from January 1, 2008) — life semi annual pension via Almaznaya Osen’, (d) death in service and in retirement benefit, and (e) occupational accident disability benefits. Prepayments made to Almaznaya Osen’ and Penfosib, are included in other non-current assets (refer to Note 14). The increase in projected benefit obligation of $216,154 as of December 31, 2007 was due to business combination related to Yakutugol pension benefit obligations, consolidated upon the acquisition of Yakutugol in October 2007.

As of December 31, 2008, there were approximately 73,375 active participants under defined benefit pension plans and 21,385 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2007, the related figures were 77,179 and 22,707, respectively.

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2009, with the measurement date of December 31, 2008. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined by the Group are supported by an independent qualified actuary, and are charged to the statements of income and comprehensive income ratably over employees’ working service with the Group.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movements in the projected benefit obligation (“PBO”) were as follows during the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Benefit obligation at beginning of year	330,366	70,214	51,699
Service cost	9,245	4,523	3,223
Amortization of prior year service cost	500	479	498
Interest cost	18,426	7,000	5,835
Obligations arising from the acquisition of Yakutugol	—	216,154	—
Obligation incurred — other acquisitions	6,901	4,062	1,409
Settlement of obligation	(20,265)	(4,808)	(4,361)
Actuarial losses	(89)	584	490
Curtailment (gain) loss	(23,421)	5,368	(597)
Changes in pension benefit obligations	(81,616)	11,884	6,993
Translation difference and other	(53,017)	14,906	5,025

Benefit obligation at end of year	187,030	330,366	70,214

Main reasons of reduction in PBO in 2008 related to curtailments, settlements and actuarial gains related to Yakutugol, and were specifically attributable to the following:

•	Revisions in the resettlement program due to changes in assumptions and significant reduction in number of employees at Yakutugol resulted in the decrease in PBO by $8,248;

•	Change in assumptions, significant reduction in number of employees, settlement of obligations towards withdrawn deferred pensioners, and changes in benefit formula resulted in the overall decrease in PBO by $37,215;

•	Actuarial gain of $39,923 related to changes in discount rates, staff turnover, retirement age and other assumptions.

Amounts recognized in accumulated other comprehensive income as of December 31, 2008 consist of an actuarial gain of $64,043 and prior service costs of $1,609. The corresponding amounts as of December 31, 2007 were $24,120 and $4,196, respectively.

Amounts recognized in the statement of financial position were as follows as of December 31, 2008 and 2007:

	December 31,	December 31,
	2008	2007

Pension obligation, current portion	28,960	63,706
Pension obligation, net of current portion	158,070	266,660

Total pension obligation	187,030	330,366

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net periodic benefit cost were as follows for the year ended December 31, 2008 2007 and 2006:

	2008	2007	2006

Service cost	9,245	4,535	3,321
Interest cost	18,426	6,998	5,962
Amortization of prior service cost	500	469	528
Recognised actuarial loss	(89)	586	491
Curtailment	(23,421)	(352)	(604)
Termination benefits	4,524	78	—

Net periodic benefit cost	9,185	12,314	9,698

The key actuarial assumptions used were as follows as of December 31, 2008 and 2007:

	2008	2007

Discount rate
Russian entities	9.00%	6.50%
Romanian entities	13.00%	5.50%
German entities	6.00%	N/A
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	8.61%	8.12%
Romanian entities	6.10%	6.10%
Rate of pension entitlement increase (before benefit commencement)	8.61%	7.10%
Rate of monthly financial support increase	7.00%	5.00%
Rate used for calculation of purchased annuity value*	5.00%	below 5.00%

*	Regular retirement pensions in payment are insured by Penfosib.

The results of sensitivity analysis of PBO as of December 31, 2008 are presented below:

Change in PBO
as of December 31, 2008
% from the “Base Case” PBO

Discount rate of 1% p.a. lower than “base case”	11%
Salary growth of 1% p.a. higher than “base case”	2%
Staff turnover rate increased by 5% p.a. for all ages	(7)%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2009	2010	2011	2012	2013	2014-2018	Total

Pensions (including monthly financial support)	17,406	7,503	7,764	8,498	8,631	45,186	94,988
Other benefits	11,554	11,651	7,863	8,331	8,535	51,200	99,134

Total expected benefits to be paid	28,960	19,154	15,627	16,829	17,166	96,386	194,122

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	FINANCE LEASE

Several of the Group’s subsidiaries have finance (capital) lease agreements with third parties for the lease of transport and production equipment. The leases were classified as capital leases in accordance with SFAS No. 13, “Accounting for Leases” (“SFAS No. 13”), as they contain bargain purchase options and the title to the leased equipment transfers to the lessee at the end of the lease term.

As of December 31, 2008 and 2007, the net book value of the leased assets was as follows:

	December 31,	December 31,
	2008	2007

Transport equipment and vehicles	85,985	96,210
Machinery and equipment	6,820	2,140
Less: accumulated depreciation	(10,340)	(6,758)

Net book value of property, plant and equipment, obtained under capital lease agreements	82,465	91,592

The carrying amount and maturities of capital lease liabilities as of December 31, 2008 were as follows:

	Total Payable	Interest	Net Payable

Payable in 2009	24,986	(10,095)	14,891
Payable in 2010	22,447	(7,811)	14,636
Payable in 2011	20,875	(5,392)	15,483
Payable in 2012	17,388	(2,408)	14,980
Payable in 2013	7,891	(771)	7,120
Payable thereafter	2,028	(86)	1,942

Total capital lease liabilities	95,615	(26,563)	69,052

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies from 13.3% to 20.53% on different groups of equipment in U.S. dollar-denominated contracts and from 7.98% to 22.85% in Euro-denominated contracts. Interest expense charged to the accompanying statement of income and comprehensive income in 2008 and 2007 amounted to $14,390 and $12,031, respectively.

20.	SHAREHOLDERS’ EQUITY

Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.3), of which 416,270,745 common shares were outstanding as of December 31, 2008 and 2007.

Treasury shares

During the year ended December 31, 2006, the Group used 18,645,058 of its treasury shares to acquire 25.33% interest in Moskoks (refer to Note 4(h)).

Preferred shares

On April 30, 2008, Mechel’s Extraordinary Shareholding Meeting adopted changes to its Charter, authorizing up to 138,756,915 preferred shares with a nominal value of 10 rubles each for future issuances (representing 25% of the Mechel OAO’s share capital). Under the Russian law, these stocks will have no voting rights, unless dividends

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are not paid in the year. The dividend yield is also fixed by the Charter and amounts to approximately 0.8% of Mechel’s consolidated net income per 1% of preferred stocks issued.

After considering applicable procedures and legal requirements, on May 7, 2009, the Group transferred 83,254,149 preferred shares to the sellers of Bluestone Industries Inc. as a part of purchase consideration (refer to Note 27).

Stock-based compensation

During the year ended December 31, 2006, the Group sold 155,857 of its ordinary shares held in treasury (0.04% of voting shares) to certain Group executives. The difference of $209 between the sales price of $1,248 (or $8 per share) and market price of $1,457 was recorded as an operating expense.

Dividends

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Group’s subsidiaries. Dividends from Russian companies are generally subject to a 9% withholding tax for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over one year, if the cost of acquisition of shares of the company paying dividends exceeded 500 million rubles). Additional dividend tax could be imposed on the transfer of undistributed earnings of subsidiaries to Mechel (generally, tax rate is assumed as 9%). Approximately $9,929,170 and $6,820,237 of statutory undistributed earnings were available for dividends as of December 31, 2008 and 2007, respectively. Approximately $346,406 of undistributed retained earnings of the Group’s subsidiaries were restricted for distribution in accordance with a covenant provided in a loan agreement with BNP Paribas as of December 31, 2008.

On June 29, 2008, Mechel declared a dividend of 10,981 million rubles ($468,135) for 2007, 10,974 million rubles ($467,916) of which were paid before December 31, 2008. On June 29, 2007, Mechel declared a dividend of 8,201 million rubles ($317,893) for 2006, which was paid in July-September 2007.

Earnings per share

Net income per common share for all periods presented was determined in accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”), by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2008	2007	2006

Net income available to shareholders	1,140,544	913,051	603,249
Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	408,979,356

Earnings per common share	2.74	2.19	1.48

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total weighted-average number of common shares outstanding during the period was as follows:

		Fraction of	Weighted-Average
Dates Outstanding	Shares Outstanding	Period (Days)	Number of Shares

2006:
Common shares: January 1-December 31	416,270,745	365	416,270,745
Treasury shares : January 1-March 6	(13,152,065)	65	(2,342,149)
Treasury shares sold on March 6	155,857		—
Treasury shares : March 7-July 23	(12,996,208)	139	(4,949,240)
Treasury shares sold on July 23	12,996,208		—
Treasury shares: July 24-December 31	—	161	—
Total weighted average shares outstanding during the period	416,270,745		408,979,356

2007:
Common shares: January 1-December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period 2008:	416,270,745		416,270,745
Common shares: January 1-December 31	416,270,745	366	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

There were no dilutive securities issued as of December 31, 2008, 2007 and 2006.

Stock issued to minority shareholders

On October 2-3, 2006, KOPM, Tomusinsk Transportation Centre and Lenin Mine merged with SKCC. The minority interests outstanding as of the merger dates were converted into SKCC shares. The non-monetary exchange was accounted for using the purchase method of accounting and accordingly, the fair value of SKCC stock of $9,641 issued to acquire the minority interests was credited to additional paid-in capital.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	INCOME TAXES

Income (loss) before income tax, minority interests, discontinued operation and extraordinary gain attributable to different jurisdictions was as follows:

	Years Ended December 31,
	2008	2007	2006

Russia	1,291,336	1,242,197	591,006
Switzerland	(4,988)	72,987	163,971
British Virgin Islands	(22,402)	76,920	74,322
Romania	70,122	(6,499)	35,217
Lithuania	(645)	(208)	287
Kazakhstan	15,437	—	—
Other	(592)	50	30

Total	1,348,268	1,385,447	864,833

	Years Ended December 31,
	2008	2007	2006

Current income tax expense
Russia	513,632	371,522	196,659
Switzerland	2,843	3,022	11,630
Romania	6,002	—	—
Lithuania	72	83	—
Other	154	13	11

	522,703	374,640	208,300
Deferred income tax expense (benefit)
Russia	(138,442)	(14,837)	24,776
Switzerland	(3,409)	(2,553)	(1,476)
Romania	(1,039)	(900)	(1,003)
Lithuania	(126)	(30)	2
Kazakhstan	(260,838)	—	—
Other	38	—	—

	(403,816)	(18,320)	22,299

Total income tax expense	118,887	356,320	230,599

Taxes represent the Group’s provision for profit tax. During 2006-2008, income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania and at 30% in Kazakhstan. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In November 2008, the tax legislation of Russia was amended to decrease Russian statutory income tax rate from 24% to 20% starting from January 1, 2009. In addition, in December 2008, the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009, 17.5% in 2010 and 15% in 2011 and thereafter. The changes in income tax rates are effective from January 1 in each of the respective years. As of December 31, 2008, the effect of these changes in the total amount of $341,056 was recognized as a reduction in the income tax expense for the year then ended in the Group’s statement of income and comprehensive income.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates to the income before taxes, minority interest and extraordinary items, to the income tax expense reported in the financial statements is as follows:

	Years Ended December 31,
	2008	2007	2006

Theoretical income tax expense computed on income before taxes at Russian statutory rate (24%)	323,584	332,507	207,560
Effects of other jurisdictions and permanent differences:
Non-deductible expenses and non-taxable income, net	35,427	48,859	47,546
Social expenditures	2,164	12,274	9,605
Change in valuation allowance	136,443	29,648	2,953
Change in unrecognized tax benefits under FIN No. 48	(35,376)	(13,582)	—
Other permanent differences	(14,428)	(2,128)	3,543
Different tax rates in foreign jurisdictions	8,803	(39,056)	(37,985)
Fines and penalties related to taxes	3,326	(5,202)	(2,563)
Change in tax rate and tax legislation	(341,056)	(7,000)	(60)

Income tax expense, as reported	118,887	356,320	230,599

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31,	December 31,
	2008	2007

Deferred tax assets, current:
Inventory and product related reserves	21,059	4,641
Bad debt allowance	13,647	5,053
Timing difference in cost recognition	880	—
Accrued liabilities	3,995	4,068
Vacation provision	10,422	13,006
Other	8,030	5,037

Total deferred tax asset, current	58,033	31,805
Deferred tax assets, non-current:
Net operating loss carry-forward	150,735	55,540
Asset retirement obligation	6,821	9,973
Property, plant and equipment	9,555	37,758
Pension obligations	499	65,760
Other	158	—

Total deferred tax assets, non-current	167,768	169,031
Valuation allowance for deferred tax assets	(155,457)	(58,628)

Total deferred tax asset, net	70,344	142,208

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,	December 31,
	2008	2007

Deferred tax liabilities, current:
Timing difference in revenue recognition	11,280	16,355
Timing difference in cost recognition	6,270	6,389
Inventories	8,171	25,172
Bad debt provision	5,966	931
Other	3,082	2,891

Total deferred tax liabilities, current	34,769	51,738
Deferred tax liabilities, non-current:
Property, plant and equipment	315,333	285,826
Mineral licenses	507,826	484,633
Investments	3,437	17,336
Timing difference in cost recognition	773	864
Other	17,607	7,099

Total deferred tax liabilities, non-current	844,976	795,758

Total deferred tax liability	879,745	847,496

A deferred tax liability of approximately $109,863 and $177,405 as of December 31, 2008 and 2007, respectively, has not been recognized for temporary differences related to the Group’s investment in other foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of $638,112 and $507,378 as of December 31, 2008 and 2007, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel.

In 2007, at the date of its acquisition of Yakutguol, the Group recorded deferred tax assets of $44,568 resulting from the recognition of pension liabilities. The amounts related to payments made to the non-state pension fund Almaznaya Osen’ and periodic and one-time payments made as post-retirement support to the employees. In previous years, such payments were treated as deductible expenses for tax purposes. In 2008, the Group changed its position with respect to the deduction of payments to the non-state pension fund Almaznaya Osen’ and started treating them as non-deductible for tax purposes. Additionally, the Group excluded expenses to the non-state pension fund from expenses periodically deducted for profit tax purposes and re-filed its profits tax returns for 2006-2007 based on the results of tax authorities’ audits. The effect of related adjustments was applied to increase the remaining balance of goodwill attributable to the Yakutugol’s acquisition (refer to Note 4(e)). In addition, the Group derecognized most of its other deferred tax assets related to pension benefit obligations as of December 31, 2007 as increase in income tax expense in 2008.

Based on the new Russian tax law effective January 1, 2008, intercompany dividends are subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over 1 year, if the cost of acquisition of shares of the company paying dividends exceeded 500 million rubles) or 9%, if being distributed by Russian companies to Russian companies, and 15%, if being distributed by foreign companies to Russian companies or by Russian companies to foreign companies.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. For Russian income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred primarily in 2008 and 2007, which may be carried forward for use against their future income within 10 years. There are no restrictions for use of accumulated tax losses effective January 1, 2007. Tax loss carryforwards may be eroded by future devaluation of the ruble.

As of December 31, 2008 and 2007, net operating loss carryforwards for statutory income tax purposes amounted to $150,735 and $55,540, respectively. As management concluded that the utilization of a substantial portion of such losses is not probable, the valuation allowances in the amount of $130,540 and $49,250 were recorded by the Group. The significant increase in tax losses subject to carryforward in 2008 was caused by interest payments on borrowings, which were taken to finance the 2008 acquisitions, and operating losses incurred by the several Group subsidiaries in the fourth quarter of 2008 due to a substantial fall in market prices for the main commodities manufactured or mined by the Group.

Unrecognized Tax Benefits

The Group accounted for $75,180, including interest and penalties for $19,253, as a cumulative adjustment of the adoption of FIN No. 48 to the January 1, 2007 retained earnings. Unrecognized income tax benefits of $27,176, including interest and penalties of $8,665, as of December 31, 2008 and $79,211, including interest and penalties of $28,911, as of December 31, 2007 were recognized by the Group in the accompanying consolidated balance sheets.

The reconciliation of the beginning and ending amount of unrecognized income tax benefits, net of interest and penalties, is as follows:

	2008	2007

Unrecognized income tax benefits at the beginning of year	50,300	55,927
Increases as a result of tax positions taken during a prior period (including additions related to the acquisition of Oriel of $1,398 in 2008 and the acquisition of Yakutugol of $7,240 in 2007)	1,398	14,500
Decreases as a result of tax positions taken during a prior period	(18,349)	(1,195)
Increases as a result of tax positions taken during the current period (including additions related to the acquisition of Yakutugol of $3,976 in 2007)	5,870	9,407
Decreases relating to settlements with tax authorities	—	(9,216)
Reductions as a result of a lapse of the applicable statute of limitations	(16,388)	(22,355)
Translation difference	(4,320)	3,232

Unrecognized income tax benefits at the end of year	18,511	50,300

Reduction in unrecognized income tax benefits in 2008 was largely a result of a lapse of the applicable statute of limitations or decreases in tax position taken previously based on the results of recent tax audits or changes in the related tax legislation or its interpretations. All unrecognized income tax benefits, if recognized, would affect the effective tax rate. Interest and penalties recognized in accordance with FIN No. 48 are classified in the financial statements as income taxes. As of December 31, 2008 and 2007, the Group recognized interest and penalties of $12,605 and $9,555, respectively.

As of December 31, 2008, the tax years ended December 31, 2006-2008 remained subject to examination by Russian tax authorities. As of December 31, 2008, the tax years ended December 31, 2004-2008 remained subject to examination by Swiss, Liechtenstein and Romanian tax authorities. In some companies certain periods were reviewed by the tax authorities and based on the history the Group believed that probability of the repetitive review is less than 10%.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Although the Company believes it is more likely than not that all recognized income tax benefits would be sustained upon examination, the Company has recognized some income tax benefits that have a reasonable possibility of successfully being challenged by the tax authorities.

22.	TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated income statements of income and comprehensive income are comprised of the following:

	Years Ended December 31,
	2008	2007	2006

Property and land tax	85,415	73,849	56,463
VAT	1,618	9,964	2,885
Fines and penalties related to taxes	35,280	12,575	(2,895)
Other taxes and penalties	(5,723)	(12,394)	25,687

Total taxes other than income tax	116,590	83,994	82,140

Property and land tax includes payments for land tax, which amounted to $34,300, $33,719 and $29,356 for the years ended December 31, 2008, 2007 and 2006, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of perpetual use. According to land legislation, the right of perpetual use has to be re-registered before January 1, 2010 through purchase of land or operating leases up to 49 years, which will be decided by the Group during 2009.

Property and land tax also includes expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $9,394, $7,745 and $3,608 for the years ended December 31, 2008, 2007 and 2006, respectively. The amount of rental payments is determined by local authorities and cannot be reasonably estimated beyond a five-year horizon. The table below presents future land rental payments for the next five years and thereafter under non-cancelable operating lease agreements based on the current rental rates:

Operating
Year of Payment	Lease Payments

2009	9,547
2010	9,135
2011	9,858
2012	10,749
2013	11,230
Thereafter	241,700

Total land operating lease payments	292,219

Included in fines and penalties related to taxes in 2008 are penalties to Federal Antimonopoly Service (“FAS”) in the amount of $34,008 (refer to Note 26(g)).

Included in other taxes and penalties in 2007 is the gain of $25,701 relating to resubmitted mineral extraction tax returns at KMP owing to the change in the tax arbitration practice.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years Ended December 31,
	2008	2007	2006

Personnel and social contributions	263,446	201,919	134,840
Social expenses	56,303	53,636	33,156
Office expenses	48,143	32,924	20,996
Audit and consulting services	31,262	25,030	20,426
Consumables	23,903	11,923	3,691
Depreciation	23,314	14,307	12,856
Disposals of property, plant and equipment	11,318	10,581	9,660
Banking charges and services	11,314	10,703	6,468
Business trips	11,094	7,417	4,358
Rent	6,681	5,535	4,238
Other	67,938	35,093	47,586

Total general, administrative and other operating expenses	554,716	409,068	298,275

Rent represents office-related expenses. Expenses for the operating lease of land, which ranges between 1 and 49 years are included into other taxes and disclosed in Note 22.

24.	OTHER INCOME (EXPENSES), NET

Other income, net is comprised of the following:

	Years Ended December 31,
	2008	2007	2006

Contributions to Penfosib	(17,501)	—	—
Gain (loss) on sale of investments	4,568	(13,426)	(5,047)
Gain on forgiveness of fines and penalties	—	8,311	69,767
Gain on accounts payable with expired legal term	2,370	12,158	843
Gain on raw materials sales	8,475	10,729	3,409
Loss on currency operations	(4,464)	(319)	(1,296)
Other taxes	(811)	4,345	—
Other income (expenses)	(11,458)	(1,954)	1,725

Total other income (expenses), net	(18,821)	19,844	69,401

Contributions to Penfosib included founder contributions to the pension fund Penfosib made by a number of Group’s subsidiaries in the total amount of $17,501 during the year ended December 31, 2008, which based on the management’s interpretation of the Russian legislation do not meet the definition of an asset.

Gain on forgiveness of fines and penalties of $8,311 in 2007 and $69,767 in 2006 includes forgiveness of specified portion of restructured fines and penalties of the Group’s Russian subsidiaries in accordance with the terms of restructuring agreements, upon the full and timely payment of current taxes, as well as of restructured principle amounts of taxes and charges, and $44,571 of fines and penalties forgiven due to closing the Privatization Contract for Mechel Targoviste S.A. nine months ahead of schedule.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

25.	SEGMENTAL INFORMATION

The Group has four reportable business segments: Steel, Mining, Ferroalloy and Power. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above four segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes, minority interest and extraordinary items.

Effective January 1, 2007, the Group’s management evaluates performance of its segments before the effect of elimination of unrealized profit in inventory balances of steel segment that was generated by the mining segment of the Group but not recognized as profit in the Group’s consolidated financial statements until the sale of such inventories to third parties. Therefore, the Group presents its segment before such elimination, the effect of which is now presented separately. The comparative data for the year ended December 31, 2006 was re-calculated accordingly.

Following the acquisition of SKPP and KPSC in April and June 2007, the Group’s management decided to present its Power segment as a separate reportable segment starting from its 2007 year-end reporting. Following the acquisition of Oriel in April 2008, the Group’s management decided to present its Ferroalloy segment as a separate reportable segment starting from its reporting for the six months ended June 30, 2008. The comparative data for the years ended December 31, 2007 and 2006 was re-calculated accordingly to account for two new reportable business segments.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segmental information for 2008, 2007 and 2006 is as follows:

	2008						2007						2006
	Mining	Steel	Ferroalloy	Power	Eliminations**	Total	Mining	Steel	Ferroalloy	Power	Eliminations**	Total	Mining	Steel	Ferroalloy	Power	Eliminations**	Total

Revenues from external customers	3,333,406	5,495,139	434,017	688,143		9,950,705	1,372,508	4,306,875	501,143	503,316		6,683,842	1,045,696	3,042,795	259,857	49,463		4,397,811

Intersegment revenues	698,561	278,580	150,614	339,967		1,467,722	598,461	107,617	135,513	95,199		936,790	308,589	40,859	79,891	73,859		503,198

Gross margin	2,802,336	1,554,375	13,469	314,016	6,401	4,690,597	962,484	1,040,072	382,931	205,362	(73,871)	2,516,978	523,653	843,653	165,073	13,049	(7,841)	1,537,587

Gross margin*, %	69.5%	26.9%	2.3%	30.5%		47.1%	48.8%	23.6%	60.1%	34.3%		37.7%	38.7%	27.4%	48.6%	10.6%		35.0%

Depreciation, depletion and amortization	280,276	137,492	22,738	22,791		463,297	136,479	124,156	13,366	16,314		290,315	84,167	102,257	9,224	579		196,227

Loss on write-off of property, plant and equipment	796	3,527	—	—		4,323	—	—	—	—		—	—	2,418	—	—		2,418

Operating income	1,800,540	770,439	(50,517)	29,406	6,401	2,556,269	571,469	537,261	350,107	12,627	(73,871)	1,397,593	191,041	386,553	147,296	8,649	(7,841)	725,698

Income / (Loss) from equity investees	572	—	—	145		717	152	—	—	—	(144)	8	(9,858)	—	—	—		(9,858)

Interest income	2,512	4,892	4,210	—		11,614	1,692	4,745	5,685	156		12,278	2,491	5,822	1	—		8,314

Intersegment interest income	16,707	75,342	10,194	—		102,243	6,264	29,953	4,163	—		40,380	378	—	—	—		378

Interest expense****	70,439	163,853	89,466	325		324,083	26,658	70,742	1,344	232		98,976	11,202	26,471	440	70		38,183

Intersegment interest expense	50,155	17,683	3,145	31,260		102,243	13,388	6,892	—	20,100		40,380	—	—	—	378		378

Segment assets*****	5,245,933	3,599,847	2,652,177	511,677		12,009,634	4,743,361	3,285,658	702,860	495,762		9,227,641	1,601,007	2,645,736	172,236	38,425		4,457,404

Invesments in equity investees***	10,518	—	—	68,869		79,387	18,001	—	—	73,347		91,348	428,845	—	—	—		428,845

Capital expenditures	712,400	336,520	101,287	21,124		1,171,331	542,695	261,349	22,882	6,615		833,541	227,309	164,585	5,924	24		397,842

Income tax (expense)/benefit	(295,697)	(81,022)	252,188	5,644		(118,887)	(133,574)	(132,557)	(87,026)	(3,163)		(356,320)	(64,475)	(127,008)	(37,019)	(2,097)		(230,599)

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.

**	Eliminations represent adjustments for the elimination of intersegment unrealized profit.

***	Included in total segment assets.

****	Interest expense incurred by the production subsidiaries is included in the corresponding segment. Directly attributed interest expense incurred by the servicing subsidiaries (trading houses and corporate) is included in the appropriate segment based on the nature and purpose of the debt, while the interest expense related to general financing of the Group is allocated to segments proportionate to respective segment revenues.

*****	Segment assets of the servicing subsidiaries (trading houses and corporate) except for inventories, deferred cost of inventory in transit and investments are allocated to segments proportionate to respective segment revenues. Inventories, deferred cost of inventory in transit and investments are included in the appropriate segment based on their nature.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the Group’s revenues segregated between domestic and export sales. Domestic represents sales by a subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross-border sales by a subsidiary regardless of its location.

	2008	2007	2006

Domestic:
Russia	5,337,695	3,873,044	2,422,621
Other	863,008	430,041	335,759

Total	6,200,703	4,303,085	2,758,380
Export	3,750,002	2,380,757	1,639,431

Total revenue, net	9,950,705	6,683,842	4,397,811

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2008	2007	2006

Russia	5,341,256	3,892,579	2,285,702
Europe	2,157,868	1,466,078	1,220,867
Asia	1,195,508	219,380	198,226
CIS	620,278	439,134	305,170
Middle East	391,377	609,592	116,877
USA	53,231	27,024	242,936
Other regions	191,187	30,055	28,033

Total	9,950,705	6,683,842	4,397,811

The majority of the Group’s long-lived assets are located in Russia. The carrying amounts of net assets pertaining to the Group’s major operations located outside Russia as of December 31, 2008 and 2007 were as follows:

	2008	2007

Switzerland/Liechtenstein	868	584
Lithuania	10,795	7,293
Romania	215,778	125,700
Germany	33,844	—
CIS	1,985,194	—

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue, except for the Group’s sales to Glencore International AG (predominantly Ferroalloy and Mining segments products), which comprised 3.4%, 10.9% and 13.1% of the Group’s total revenue for 2008, 2007 and 2006, respectively.

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for the years ended December 31, 2008, 2007 and 2006 is $223,253, $151,831 and $nil, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

As of December 31, 2008, total Group’s contract commitments amounted to $3,782,088, which consisted of the following: commitment to acquire property, plant and equipment of $2,294,975, commitment to acquire raw materials of $530,881, commitment for delivery of goods and services of $936,047 and other commitments of $20,185. These commitments extend for 4 years, with $1,807,802 to be fulfilled during 2009 (of which $786,838 related to property, plant and equipment, $67,567 related to raw materials, $936,047 related to goods and services and other commitments of $17,350) and $1,974,286 (of which $1,508,137 related to property, plant and equipment, $463,315 related to raw materials and other commitments of $2,834) to be fulfilled thereafter. The 2009 commitments have been considered by management in developing the Group’s cash flow forecasts for the year ended December 31, 2009 (refer to Note 2).

Included in the commitments related to acquisition of property, plant and equipment are amounts arising from the Purchase and Sale Agreement (refer to Note 4 (e)) in respect of railway construction for the Elgaugol project as of December 31, 2008. The total amount of remaining commitments under the construction contract concluded in early 2008 is equal to $897,650, which is subject to further refinement by the parties. These commitments extend throughout 2011.

Included in the commitments related to delivery of goods and services are amounts arising from long-term fixed-price sales contracts signed by the Group based on the demands of the FAS, which required the Group to sign long-term delivery contracts for coal supply. Currently the Group is in process of renegotiating the terms of the contracts with customers to take into account the effect of the global financial crisis on coal prices. Whereas contractual coal price is revised each year based on the market conditions, only the 2009 commitments under these agreements are included in the amounts of commitments for delivery of goods and services as of December 31, 2008.

Contingencies

(a)	Guarantees

As of December 31, 2008, the Group guaranteed the fulfillment of obligations to third parties under various debt agreements for the total amount of $4,787,247. The guarantees given for loans received by various entities and employees of the Group amounted to $4,783,146 and $4,101, respectively. Out of these, guarantees given by the Group to third parties for its own subsidiaries amounted to $4,783,146. In case the borrower fails to fulfill its obligations under the loan agreement, the Group repays the outstanding amount under the debt agreement with all interests, fines and penalties due.

Included into the above guarantees are those arising under:

•	the $2,000,000 “Yakutugol” syndicated loan (refer to Note 15), that is jointly guaranteed by Mechel-Finance, Mechel OAO, Yakutugol, MTH and Mechel Trading AG for a total of $1,915,750;

•	the “Oriel” credit facility agreement, that is issued by Yakutugol, MTH, Mechel Finance and Mechel Trading AG for a total of $1,500,000 (refer to Note 15);

•	the guarantee issued by CMP and MTH in the amount of $31,247 under the Gazprombank loan to SKCC;

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	the guarantees issued by MTH in the amount of $125,386 under the Gazprombank loan to CMP, $170,730 under the National Deposit Center loan to Mechel OAO; and $40,133 under the Unikreditbank loan to SKCC;

•	the guarantees issued by Mechel OAO under the Gazprombank and VTB credit facilities amounted to $102,109 and $511,921, respectively;

•	the remaining guarantees were issued by other Group’s subsidiaries under various loan agreements described in Note 15.

(b)	Pending acquisition

As of December 31, 2008, the Group also had definite commitments related to the acquisition of Bluestone Industries Inc. (refer to Note 27).

(c)	Environmental

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

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at $40,111 as of December 31, 2008. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

(d)	EU ascension commitments

Integration of Romania into the European Union (“EU”) required, in particular, adoption of a new national strategy aimed at restructuring of major metallurgical entities, including Mechel Targoviste S.A. and Mechel Campia Turzii S.A. As an integral part of the restructuring process, individual viability plans agreed with EU consultants are to be incorporated into the business plans of all entities. Implementation of these plans and achievement of the targets should to be provided by investors in accordance with their contractual obligations under privatization contracts. Viability plans of Mechel Targoviste S.A. and Mechel Campia Turzii S.A. include additional investments into technology development and ecology improvement. After restructuring completion, key business performance indicators of both companies are to be in line with effectiveness requirements of the EU.

(e)	Taxation

The Group is subject to taxation to the largest extent in Russia, and secondarily in other jurisdictions. Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group accrued $6,343 and $9,918 of other tax claims that management believes are probable, as of December 31, 2008 and 2007, respectively. In addition, income tax accrual was made under FIN No. 48 (refer to Note 21).

As of December 31, 2008, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

Possible liabilities, which were identified by management as those that can be subject to different interpretations of the tax law and regulations and largely related to VAT are not accrued in the consolidated financial statements could be up to approximately $26,000 as of December 31, 2008.

(f)	Litigation, claims and assessments

In August 2008, certain Tomusinsk Open Pit Mine minority shareholders filed several legal claims against the Group alleging improper conduct of business and use of transfer pricing to derive profit from TOPM. As the claims contain no substantial economic and legal arguments, Mechel expects a favorable outcome of the case.

In 2008, local authorities of the Kemerovo region filed a court suit claiming alleged water pollution by the SKCC subsidiaries and seeking compensation of $15,200. Upon the decision of the arbitration court of Kemerovo region of May 19, 2008, the claim was dismissed in full. On March 25, 2009, the suit was closed as the plaintiff refused from its claims.

In December 2008, a mineral license of Uregolsky mine, was revoked to the Subsoil Law as the Group failed to start extraction on time according to the license terms and did not provide government authorities with necessary geological information about mineral resources of this mine. The Group wrote off related mineral reserves in the amount of $5,882 in the year ended December 31, 2008.

In March 2009, Dean Frederick, a minority Group’s shareholder of Mechel, filed a court suit in the Southern district court of New York, USA, claiming that Mechel had not disclosed significant facts of the Group’s financial position, business activities among the Group’s subsidiaries and improper conduct of business through the use of transfer pricing on sales of coal and tax evasion. Claims were based on the Federal Antimonopoly Service (“FAS”) decision and press publications around it. The amount of claims and evidences of Mechel’s alleged wrong-doing were not stated in the suit. Mechel plans to submit a petition asking for a dismissal of the case. Management cannot predict the outcome of the suit but expects to be able to defend its position in court.

On March 17, 2009, Mechel Trading AG, Mechel International Holdings AG, Mechel Metal Supply Ltd, Monte Shipping Ltd and Littel Echo Invest Corp. appealed to the Geneva Court for preventive guarantee measures in respect to BNP Paribas actions to block the Group’s accounts with approximately the cash balance of $52,000. This was done by the bank in February 2009 to induce the Group to issue an additional guarantee for the loans issued to Mechel’s subsidiaries (MIH AG, Mechel Trading AG, Monte Shipping Limited), though this was not supported

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by the existing contract and its addenda. As of June 1, 2009, there is no court decision, but management expects a positive outcome of its appeal.

(g)	Government accusations and Federal Antimonopoly Service audits

After the Prime Minister Putin’s sharp criticism of the Group’s monopoly prices, the FAS started an on-site audit of Mechel mining entities to determine the reasonableness of prices set by the Group for the Russian coal market. Based on the FAS statement of August 19, 2008, Mechel had created discriminatory terms for certain buyers, unjustifiably declined to sign supply contracts, and set and maintained monopoly prices. According to the FAS decision, the fine imposed on Mechel constituted 5 per cent of the Group’s 2007 sales of certain types of coal and amounted to $34,008. The amount was paid in full.

Management believes that the risk of recurring claims from the FAS or other regulatory bodies is remote due to the fact that the Group has fully met all previous requirements and paid the penalties implied by the FAS.

27.	SUBSEQUENT EVENT

BCG Companies acquisition

On August 19, 2008, the Group entered into a stock purchase and sale agreement, last amended and finalized as of May 6, 2009 (“Agreement”) with the owners (“Seller”) of all the issued and outstanding stock of Bluestone Industries, Inc., Dynamic Energy, Inc. and JCJ Coal Group LLC (“BCG Companies”). BCG Companies are coal producers located in the United States, which possess and lease coking coal reserves, coal mines and processing plants. The acquisition is in line with the Group’s strategy aimed at further developing of its mining segment. By acquiring the BCG Companies the Group would gain control over the high quality coal assets, obtain access to the US coking coal consumers, and reinforce its international standing.

The closing of the Agreement took place on May 7, 2009. The purchase price (“Purchase Price”) that the Group either has already paid or should pay in a five year term to the Seller under the Agreement constituted $436,414 plus 83,254,149 preferred shares of Mechel OAO plus several contingent payments (“Contingent Payment”) less the amount of the BCG Companies’ net debt.

In accordance with the Agreement, by December 18, 2008, the Group remitted to the Seller a series of partial prepayments in the total amount of $436,414 (the “Prepayment”). The Prepayment amount is reflected as a component of long-term investments as of December 31, 2008 (refer to Note 9). On the date of closing the Group transferred 83,254,149 of its preferred shares to the Seller. The issuance of these preferred shares had no affect on the equity of the Group in 2008.

The Contingent Payment consists of two parts. The first part of the Contingent Payment is to be made within five years from the closing date and depends on the results of additional geological researches of the reserves of the BCG Companies, which will be conducted by independent experts. The amount of the first part of the Contingent Payment will be proportional to the quantity of additional coal reserves and resources of the BCG Companies identified within two years from the date of the commencement of the drilling program (“Drilling Date”), as compared to those reserves and resources existing at the date of acquisition. If the Group pays this part of the Contingent Payment in five years from the closing date, each tonne of the additional coal reserves and resources will be remitted to the Sellers at $3.04 per tonne. Mechel Mining OAO issued an unconditional and irrevocable guarantee to the Seller in respect of this payment. The guarantee is limited to $1,000,000.

The second part of the Contingent Payment includes a contingent Share Value Right (“CVR”). Any potential CVR cash payment due to the actual total return from the preferred shares not meeting or exceeding the target return of $986,083 will be paid on the fifth anniversary of the Closing date and will equal the amount by which the target return exceeds the sum of the aggregate market value of the preferred shares and all dividends received. The target return could be increased up to $1,585,000 or decreased by $200,000, which is the limit of identifiable damages.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This increase is based on the additional tonnes of proven and probable reserves or measured and indicated resources limited by 196.9 million tonnes discovered during the results of additional geological researches of the reserves of the BCG Companies. An unconditional and irrevocable guarantee was granted by Mechel Mining OAO to the Seller in respect of this payment.

On May 6, 2009, the Group entered into pledge agreements relating to all the outstanding stock and capital membership in Caroleng Consulting Ltd., Mechel Bluestone Inc. and the BCG Companies in favor of the Seller. Caroleng Consulting Ltd. and Mechel Bluestone Inc. are the holding companies registered specifically for the BCG Companies acquisition. These pledges were made to secure the Contingent Payment, and will be released by the Contingent Payment obligations have been fulfilled, terminated or have expired.

The Group shall be released from its obligations in respect of the Contingent Payment if the market value of the preferred shares plus the cumulative dividends paid to the Seller exceeds $1,783,125 or, after two years from the Drilling Date, 112.5% of the total of the first part of the Contingent Payment and $986,063, less any reductions as mentioned in the previous paragraph. The Group has a right to pay the Contingent Payment prior to its maturity. If the Group pays the Contingent Payment within two years from the Drilling Date, the first part of the Contingent Payment shall be determined as $598,937.

The Group will appropriately account for this acquisition in its consolidated financial statements for the year ending December 31, 2009. The Group will measure the Contingent Payment at its fair value as of the closing date. The Group has not yet determined the fair value of the preferred shares or fair value of the Contingent Payment, assets acquired and liabilities assumed as of the date of issuance of its consolidated financial statements for the year ended December 31, 2008. The Group is in the process of obtaining third-party valuations of assets and liabilities of the BCG Companies; consequently, the allocation of the purchase price has not yet been performed.