Form 20-F
period 2009-12-31
Mechel OAO
filed 2010-04-26
CIK 1302362

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-32328
MECHEL OAO
(Exact name of Registrant as specified in its charter)
RUSSIAN FEDERATION
(Jurisdiction of incorporation or organization)
Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation
(Address of principal executive offices)
Alexander Tolkach, tel.: +7-495-221-8888, e-mail: alexander.tolkach@mechel.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
416,270,745 common shares (including 115,568,183 shares in the form of ADSs)
138,756,915 preferred shares (including 55,502,766 shares held by a wholly-owned subsidiary of Mechel)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☑     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

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

For the purposes of calculating certain market share data, we have included businesses that are currently part of our group that may not have been part of our group during the period for which such market share data is presented.

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

“CIS” means the Commonwealth of Independent States, its member states being Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

The following table sets forth by segment the official names and location of some of our subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location

Mining Segment
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company OAO	Russia, Kemerovo region
Tomusinsk Open Pit Mine	Tomusinsk Open Pit Mine OAO	Russia, Kemerovo region
Korshunov Mining Plant	Korshunov Mining Plant OAO	Russia, Irkutsk region
Port Posiet	Port Posiet OAO	Russia, Primorsk territory
Yakutugol	Yakutugol OAO	Russia, Sakha Republic
Elgaugol	Elgaugol OAO	Russia, Sakha Republic
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar territory
Port Vanino	Port Mechel Vanino OOO	Russia, Khabarovsk territory
Bluestone or Bluestone companies	Bluestone Industries, Inc., Dynamic Energy, Inc., JCJ Coal Group, LLC, and other subsidiaries carrying out the Bluestone business	United States, West Virginia
Mechel Mining	Mechel Mining OAO	Russia, Novosibirsk region
Mechel Mining Management	Mechel Mining Management Company OOO	Russia, Kemerovo region
Mechel Engineering	Mechel Engineering OOO	Russia, Moscow
Steel Segment
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant OAO	Russia, Chelyabinsk region
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant ZAO	Russia, Karelian Republic
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant OAO	Russia, Bashkortostan Republic
Mechel Targoviste	Mechel Targoviste S.A.	Romania
Urals Stampings Plant	Urals Stampings Plant OAO	Russia, Chelyabinsk region
Mechel Campia Turzii	Mechel Campia Turzii S.A.	Romania
Mechel Nemunas	Mechel Nemunas Co. Ltd.	Lithuania
Izhstal	Izhstal OAO	Russia, Udmurt Republic
Port Kambarka	Port Kambarka OAO	Russia, Udmurt Republic
Moscow Coke and Gas Plant	Moscow Coke and Gas Plant OAO	Russia, Moscow region
Mechel-Coke	Mechel-Coke OOO	Russia, Chelyabinsk region
Ductil Steel	Ductil Steel S.A.	Romania
Mechel-Steel Management	Mechel-Steel Management OOO	Russia, Moscow
Laminorul Plant	Laminorul S.A.	Romania

Name as Used in This Document	Official Name	Location

Ferroalloys Segment
Southern Urals Nickel Plant	Southern Urals Nickel Plant OAO	Russia, Orenburg region
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Oriel Resources	Oriel Resources Limited	United Kingdom
Tikhvin Ferroalloy Plant	Tikhvin Ferroalloy Plant ZAO	Russia, Leningrad region
Mechel Ferroalloys Management	Mechel Ferroalloys Management OOO	Russia, Moscow
Power Segment
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant OAO	Russia, Kemerovo region
Kuzbass Power Sales Company	Kuzbass Power Sales Company OAO	Russia, Kemerovo region
Mechel-Energo	Mechel-Energo OOO	Russia, Moscow
Marketing and Distribution
Mechel Trading	Mechel Trading AG	Switzerland, Baar
Mechel Trading House	Mechel Trading House OOO	Russia, Moscow
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel-Service	Mechel-Service OOO	Russia, Moscow
HBL Holding	HBL Holding GmbH	Germany
Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow
Mechel Finance	Mechel Finance OOO	Russia, Moscow

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. See “Item 3. Key Information — Risk Factors” for a discussion of important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements.

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

Selected Financial Data

The financial data set forth below as of December 31, 2009, 2008, 2007, 2006 and 2005, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).(1)

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. See note 1(a) to our consolidated financial statements. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of U.S. dollars, except per share data)

Consolidated statements of income and comprehensive income data:
Revenue, net	5,754,146	9,950,705	6,683,842	4,397,811	3,804,995
Cost of goods sold	(3,960,693)	(5,260,108)	(4,166,864)	(2,860,224)	(2,469,134)

Gross profit	1,793,453	4,690,597	2,516,978	1,537,587	1,335,861
Selling, distribution and operating expenses	(1,547,809)	(2,134,328)	(1,119,385)	(811,889)	(820,133)

Operating income	245,644	2,556,269	1,397,593	725,698	515,728
Other (expense) income, net(2)	(150,420)	(1,208,001)	(12,146)	139,135	10,131
Income from continuing operations, before income tax	95,224	1,348,268	1,385,447	864,833	525,859
Income tax expense	(18,893)	(118,887)	(356,320)	(230,599)	(136,643)
Income from continuing operations, net of tax	76,331	1,229,381	1,029,127	634,234	389,216
Discontinued operations, net of tax	—	—	158	543	(1,157)
Net income	76,331	1,229,381	1,029,285	634,777	388,059
Less net income attributable to non-controlling interests	(2,590)	(88,837)	(116,234)	(31,528)	(6,879)

Net income attributable to shareholders of Mechel OAO	73,741	1,140,544	913,051	603,249	381,180

Dividends on preferred shares	(134,498)	—	—	—	—
Net (loss) income attributable to common shareholders of Mechel OAO	(60,757)	1,140,544	913,051	603,249	381,180

Net income	76,331	1,229,381	1,029,285	634,777	388,059
Currency translation adjustment	(325,353)	(289,633)	157,288	155,451	(65,513)
Change in pension benefit obligation	(10,155)	87,659	(14,365)	—	—
Adjustment of available-for-sale securities	(5,178)	(6,571)	(5,059)	11,203	2,181
Additional minimum pension liability	—	—	—	(4,669)	—

Comprehensive (loss) income	(264,355)	1,020,836	1,167,149	796,762	324,727

Comprehensive income (loss) attributable to non-controlling interests	6,759	(26,822)	(136,849)	(38,059)	4,812

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of U.S. dollars, except per share data)

Comprehensive (loss) income attributable to shareholders of Mechel OAO	(257,596)	994,014	1,030,300	758,703	329,539

(Loss) earnings per share from continuing operations	(0.15)	2.74	2.19	1.48	0.95
Income per share effect of discontinued operations	0.00	0.00	0.00	0.00	0.00
Net (loss) income per share	(0.15)	2.74	2.19	1.48	0.95

Cash dividends per common share	0.18	1.12	0.76	0.46	0.48

Cash dividends per preferred share	1.62	0.00	0.00	0.00	0.00

Weighted average number shares outstanding	416,270,745	416,270,745	416,270,745	408,979,356	403,118,680
Mining segment statements of income and comprehensive income data(3):
Revenue, net	1,826,180	4,031,967	1,970,969	1,354,285	1,270,931
Cost of goods sold	(989,446)	(1,229,631)	(1,008,485)	(830,632)	(565,126)

Gross profit	836,734	2,802,336	962,484	523,653	705,805
Selling, distribution and operating expenses	(610,417)	(1,001,796)	(391,015)	(332,611)	(295,512)

Operating income	226,317	1,800,540	571,469	191,042	410,293

Steel segment statements of income and comprehensive income data(3):
Revenue, net	3,504,050	5,773,719	4,414,492	3,083,654	2,767,028
Cost of goods sold	(2,876,211)	(4,219,344)	(3,374,420)	(2,240,001)	(2,158,499)

Gross profit	627,839	1,554,375	1,040,072	843,653	608,529
Selling, distribution and operating expenses	(681,859)	(783,936)	(502,811)	(457,100)	(502,248)

Operating (loss) income	(54,020)	770,439	537,261	386,553	106,281

Ferroalloys segment statements of income and comprehensive income data(3):
Revenue, net	430,809	584,631	636,656	339,748	156,241
Cost of goods sold	(392,428)	(571,162)	(253,725)	(174,675)	(150,749)

Gross profit (loss)	38,381	13,469	382,931	165,073	5,492
Selling, distribution and operating expenses	(65,967)	(63,986)	(32,824)	(17,777)	(20,201)

Operating (loss) income	(27,586)	(50,517)	350,107	147,296	(14,709)

Power segment statements of income and comprehensive income data(3):
Revenue, net	872,784	1,028,110	598,515	123,322	24,532
Cost of goods sold	(642,516)	(714,094)	(393,153)	(110,273)	(20,242)

Gross profit	230,268	314,016	205,362	13,049	4,290
Selling, distribution and operating expenses	(189,566)	(284,610)	(192,735)	(4,400)	(2,172)

Operating income	40,702	29,406	12,627	8,649	2,118

Consolidated balance sheet data (at period end):
Total assets	13,183,311	12,009,634	9,227,643	4,457,404	3,600,083
Equity attributable to shareholders of Mechel OAO	4,049,721	4,030,812	3,504,933	2,864,963	2,210,474
Equity attributable to non-controlling interests	280,968	290,849	300,523	163,036	127,834
Long-term debt, net of current portion	4,074,458	219,816	2,321,922	322,604	45,615

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of U.S. dollars, except per share data)

Consolidated cash flows data:
Net cash provided by operating activities	561,669	2,229,941	904,969	554,923	620,875
Net cash used in investing activities	(709,931)	(3,249,737)	(3,408,088)	(548,522)	(920,771)
Net cash provided by (used in) financing activities	375,434	1,247,623	2,547,503	(166,798)	(382,806)

Non-U.S. GAAP measures(4):
Consolidated EBITDA(2)	998,295	2,046,811	1,658,662	1,068,258	726,252
Consolidated Adjusted EBITDA(2)	1,172,631	2,924,239	1,603,962	1,009,485	763,687
Mining Segment EBITDA(2)	1,107,660	1,897,012	713,624	277,647	455,528
Mining Segment Adjusted EBITDA(2)	1,039,091	2,039,294	706,178	261,824	469,693
Steel Segment EBITDA	54,215	629,572	709,462	643,499	252,364
Steel Segment Adjusted EBITDA	134,458	966,115	654,762	584,726	289,799
Ferroalloys Segment EBITDA	(135,370)	(420,074)	323,760	146,141	3,637
Ferroalloys Segment Adjusted EBITDA	27,365	(21,306)	321,930	147,798	3,637
Power Segment EBITDA	51,249	51,769	26,212	9,190	3,211
Power Segment Adjusted EBITDA	51,176	51,604	26,440	9,457	2,948

(1)	The value of property, plant and equipment pertaining to noncontrolling shareholders in the accounting for non-controlling interests resulting from acquisitions of various subsidiaries before January 1, 2009 was recorded at appraised values rather than at historical cost as required by the then effective U.S. GAAP.

(2)	Includes a gain on revaluation of the CVR contingent liability in 2009 of $494.2 million related to the preferred shares used as consideration in the Bluestone acquisition. This gain is a non-cash item. Future fluctuations in the fair value of the preferred shares, the success of the drilling program at Bluestone, dividend payments on the preferred shares, passage of time and other factors, some of which are beyond our control, could impact the fair value of the CVR contingent payment and result in further revaluation gains and losses. See note 4 to our consolidated financial statements.

(3)	Segment revenues and cost of goods sold include intersegment sales.

(4)	EBITDA represents net income before interest expense, income taxes and depreciation, depletion and amortization. Adjusted EBITDA represents EBITDA before foreign exchange gains and losses. While foreign exchange gains and losses are a recurring item, they are not indicative of our ongoing operating performance. We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our operating performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also present EBITDA and Adjusted EBITDA by segment because our overall performance is best explained with reference to results of each segment.

Reconciliation of EBITDA and Adjusted EBITDA to net income is as follows for the periods indicated:

	Year Ended December 31,
	2009	2008	2007	2006	2005
		(In thousands of U.S. dollars)

Consolidated EBITDA and Adjusted EBITDA reconciliation:
Net income attributable to shareholders of Mechel OAO	73,741	1,140,544	913,051	603,249	381,180
Add:
Depreciation, depletion and amortization	406,675	463,297	290,315	196,227	167,600
Interest expense	498,986	324,083	98,976	38,183	40,829
Income taxes	18,893	118,887	356,320	230,599	136,643

Consolidated EBITDA	998,295	2,046,811	1,658,662	1,068,258	726,252

Add:
Foreign exchange (gain) loss	174,336	877,428	(54,700)	(58,773)	37,435

Consolidated Adjusted EBITDA	1,172,631	2,924,239	1,603,962	1,009,485	763,687

Mining Segment EBITDA and Adjusted EBITDA reconciliation:
Net income attributable to shareholders of Mechel OAO	622,207	1,200,445	403,525	117,803	317,411
Add:
Depreciation, depletion and amortization	225,078	280,276	136,479	84,167	58,678
Interest expense	254,161	120,594	40,046	11,202	5,361
Income taxes	6,214	295,697	133,574	64,475	74,078

Mining Segment EBITDA	1,107,660	1,897,012	713,624	277,647	455,528

Add:
Foreign exchange (gain) loss	(68,569)	142,282	(7,446)	(15,823)	14,165

Mining Segment Adjusted EBITDA	1,039,091	2,039,294	706,178	261,824	469,693

Steel Segment EBITDA and Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(300,560)	229,522	375,115	387,763	59,830
Add:
Depreciation, depletion and amortization	116,800	137,492	124,156	102,257	95,715
Interest expense	233,090	181,536	77,634	26,471	35,158
Income taxes	4,885	81,022	132,557	127,008	61,661

Steel Segment EBITDA	54,215	629,572	709,462	643,499	252,364

Add:
Foreign exchange (gain) loss	80,243	336,543	(54,700)	(58,773)	37,435

Steel Segment Adjusted EBITDA	134,458	966,115	654,762	584,726	289,799

	Year Ended December 31,
	2009	2008	2007	2006	2005
		(In thousands of U.S. dollars)

Ferroalloys Segment EBITDA and Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(309,922)	(283,235)	222,024	99,458	(9,034)
Add:
Depreciation, depletion and amortization	48,727	22,738	13,366	9,224	11,885
Interest expense	123,589	92,611	1,344	440	255
Income taxes	2,236	(252,188)	87,026	37,019	531

Ferroalloys Segment EBITDA	(135,370)	(420,074)	323,760	146,141	3,637

Add:
Foreign exchange (gain) loss	162,735	398,768	(1,830)	1,657	—

Ferroalloys Segment Adjusted EBITDA	27,365	(21,306)	321,930	147,798	3,637

Power Segment EBITDA and Adjusted EBITDA reconciliation:
Net income (loss) attributable to shareholders of Mechel OAO	1,793	3,037	(13,597)	6,066	1,230
Add:
Depreciation, depletion and amortization	16,070	22,791	16,314	579	1,322
Interest expense	27,828	31,585	20,332	448	286
Income taxes	5,558	(5,644)	3,163	2,097	373

Power Segment EBITDA	51,249	51,769	26,212	9,190	3,211

Add:
Foreign exchange (gain) loss	(73)	(165)	228	267	(263)

Power Segment Adjusted EBITDA	51,176	51,604	26,440	9,457	2,948

EBITDA and Adjusted EBITDA are measures of our operating performance that are not required by, or presented in accordance with, U.S. GAAP. EBITDA and Adjusted EBITDA are not measurements of our operating performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, EBITDA and Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

• EBITDA and Adjusted EBITDA do not reflect the impact of financing costs, which are significant and could further increase if we incur more debt, on our operating performance.

• EBITDA and Adjusted EBITDA do not reflect the impact of income taxes on our operating performance.

• EBITDA and Adjusted EBITDA do not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from EBITDA and Adjusted EBITDA, EBITDA and Adjusted EBITDA do not reflect our future cash requirements for such replacements.

• Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses, which may recur.

• Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently or may use them for different purposes than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using EBITDA and Adjusted EBITDA only supplementally. See our consolidated statements of income and comprehensive income and consolidated statements of cash flows included elsewhere in this document. EBITDA presented here may not be the same as EBITDA defined in our loan agreements.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation (the “CBR”).

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. Dollar
Year Ended December 31,	High	Low	Average(1)	Period End

2009	36.43	28.67	31.72	30.24
2008	29.38	23.13	24.86	29.38
2007	26.58	24.26	25.58	24.55
2006	28.78	26.18	27.19	26.33
2005	29.00	27.46	28.29	28.78

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low

March 2010	29.98	29.19
February 2010	30.52	29.88
January 2010	30.43	29.38
December 2009	30.76	29.06
November 2009	29.82	28.67
October 2009	30.12	28.94

The exchange rate between the ruble and the U.S. dollar on April 26, 2010 was 29.27 rubles per one U.S. dollar.

No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all.

Recent Developments

Acquisition of Laminorul S.A. Braila

On February 25, 2010, we acquired 100% of the shares of Donau Commodities SRL which holds 90.9% of the shares of Laminorul Plant S.A. Braila (“Laminorul Plant”), a steel plant located in Braila (Romania) and listed on the Bucharest Stock Exchange, for consideration of €9.4 million subject to a final price adjustment. On April 19, 2010, the Romanian Competition Council approved the transaction. The acquisition is consistent with our program of expanding production and sales of steel products, in particular related to construction and building industries in Romania.

Laminorul Plant is located in southeast Romania in close proximity to the Braila ports on the Danube River. The plant has two rolling mills for production of shapes (including beams, channels, equal and unequal angles for machinery and construction), which have a production capacity of over 380,000 tonnes of rolled products per year. Laminorul Plant is the only producer in Romania of flat bulb steel used in shipbuilding.

Placement of Russian Bonds

On March 16, 2010, we placed non-convertible interest-bearing exchange bonds, admitted to trading by MICEX, in the total principal amount of 5.0 billion rubles ($170.4 million as of the placement date). The bonds are due on March 12, 2013. Interest is to be paid on a semi-annual basis at a rate of 9.75%. We intend to use the proceeds of the bond to optimize our credit portfolio by repaying more expensive short-term secured bank loans.

On April 12, 2010, three additional issues of our non-convertible interest-bearing exchange bonds in the total principal amount of 13.0 billion rubles were admitted to trading by MICEX. We can place these bonds at any time subject to market conditions. On April 16, 2010, we started placing two of these bond issues for a total principal amount of 10.0 billion rubles. The bonds will be due on the 1092nd calendar day after the date of commencement of placement. The interest rate for all six coupons will be determined during book building on April 26, 2010. The end of placement is scheduled for April 28, 2010.

Extension of Facility Agreements with Gazprombank

On February 24, 2010, the maturity dates of the facility agreements executed by our subsidiaries Yakutugol and Southern Kuzbass with Gazprombank OAO (“Gazprombank”) on February 6, 2009 for a total amount of $1.0 billion were extended. The facilities are to be repaid in eight equal amounts on a quarterly basis starting from the first quarter of 2013. Interest is paid on a monthly basis at the rate of 9%.

Fire at Mechel-Coke

On March 11, 2010, a fire destroyed a pipeline for recycling coke gas and damaged parts of a tunnel at Coke Shop No. 2 of Mechel-Coke, a subsidiary of Chelyabinsk Metallurgical Plant, during scheduled steam-cleaning of the pipeline. The accident caused the death of one of our employees and injured another. Operations at the damaged coke oven battery were suspended.

These operations resumed on March 19, 2010. The suspension did not impact operations at the blast furnace production shop of Chelyabinsk Metallurgical Plant. On March 26, 2010 the Russian Federal Service for Ecological, Technological and Atom Supervision (“Rostekhnadzor”) concluded that the accident was caused by high pressure of gas during steam cleaning operations. While Mechel-Coke was not faulted for the accident, some managers of Mechel-Coke are under investigation of the Prosecutor office of Chelyabinsk Metallurgical District for violating safely regulations and could face administrative and criminal charges.

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

Risks Relating to Our Financial Condition and Financial Reporting

We have a working capital deficit and recently faced a liquidity shortage.

As a result of the economic downturn and a sharp decline in demand and prices for our products starting from August 2008 and continuing into the first half of 2009, as well as due to a substantial increase in our total indebtedness in 2007 and early 2008 which was incurred mostly for the acquisition of Yakutugol in 2007 and Oriel Resources in 2008, we experienced a liquidity shortage in late 2008 and early 2009. We also breached various financial and non-financial covenants in our loan agreements at that time.

As of 31 December 2008, our total indebtedness was $5,369.2 million, with a short-term portion of $5,149.4 million, which included $4,233.8 million in loans with covenant violations out of which $1,563.6 million was long-term debt which was reclassified as short-term debt due to loan covenant violations. We had a working capital deficit of $3,596.3 million. Since we had significant debt that we did not have the ability to repay without refinancing or restructuring, and our ability to do so was dependent upon continued negotiations with our banks, there was substantial doubt about our ability to continue as a going concern as of June 1, 2009, the date of the issuance of our consolidated financial statements for the year ended December 31, 2008.

In late 2008 and early 2009, to address our liquidity shortage we obtained major loans from Russian state-owned banks. In July 2009, we completed the restructuring and refinancing of our Oriel Resources and Yakutugol facilities with a syndicate of 27 international and Russian banks. Our principal objective in negotiating the debt restructuring was to prolong loan repayments scheduled in year 2009 to year 2010 or later and reset the covenants in order to give us more time and flexibility to meet our debt obligations in anticipation of a recovery in commodity and steel prices. Through the course of 2009, we also placed three series of ruble bonds in the total principal amount of 15.0 billion rubles ($503.9 million).

The weakness in the demand and prices for our products through the first half of 2009, however, continued to negatively impact all our segments. For the year ended December 31, 2009 we had operating income of $245.6 million, as compared to $2,556.3 million for the year ended December 31, 2008. Net cash provided by operating activities was $561.7 million for the year ended December 31, 2009, as compared to $2,229.9 million for the year ended December 31, 2008. As of 31 December 2009, our total indebtedness was $5,997.5 million, an increase of $628.3 million from December 31, 2008. Short-term portion of our total indebtedness was $1,923.0 million as of December 31, 2009, as compared to $5,149.4 million as of December 31, 2008. Working capital deficit improved to $537.1 million as of December 31, 2009, as compared to $3,596.3 million as of December 31, 2008. Cash and cash equivalents as of December 31, 2009 were $414.7 million, as compared to $254.8 million as of December 31, 2008. As of December 31, 2009, we had breached a number of financial and non-financial covenants in various loan agreements but we received appropriate consents and covenant amendments from the banks and as of the date of the issuance of the consolidated financial statements for the year ended December 31, 2009.

We have experienced increasing price levels for our products in the later part of 2009 and early 2010 compared to the first half of 2009. Although there is no certainty that such experience will continue in the future, our plans for 2010 are based on a continuation of these improved price levels accompanied by an increase in demand for our products. On this basis we expect operating cash flows to provide an increased source of funds in 2010 to be available for capital expenditures and debt servicing. We believe that cash generated from operations, current cash and short-term investments on hand, and borrowings under our credit facilities will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments in 2010. See “Operating and Financial Review and Prospects — Debt Financings in 2009 and Outlook for 2010.” See also notes 2 and 15 to our consolidated financial statements. Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodities and steel prices (whether due to the cyclical nature of the industry or otherwise) and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in us being unable to meet our obligations as they fall due. If such a situation were to occur, we may be required to further restructure our existing debt and/or to seek additional capital. There is no guarantee that we would be successful in restructuring our debt or in raising additional capital, or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such restructuring or new capital may be detrimental to holders of ADSs and shares. Any such deterioration, affect or failure could have a material adverse effect on our business, results of operations and financial condition and the trading price of the ADSs and shares.

We have a substantial amount of outstanding indebtedness.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our working capital needs and investment program in late 2008 and 2009. A substantial portion of our bank loans are from Russian banks, including state-owned banks such as Sberbank, VTB Bank and Gazprombank. As of December 31, 2009, our consolidated total debt, including capital lease obligations, was $6,092.2 million, with a short-term portion of $1,959.0 million. Our interest expense for the year ended December 31, 2009 was $499.0 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain key subsidiaries, including 85% of Yakutugol, 70% of Southern Kuzbass Coal Company, 35% of Chelyabinsk Metallurgical Plant and 50%-1 share of Oriel Resources. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to lenders.

Our ability to make payments on our indebtedness depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which we cannot control. If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, reducing or delaying our capital expenditures or seeking additional capital. We cannot provide any assurance that any refinancing or additional financing would be available on acceptable terms. Our inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance debt on commercially reasonable terms could materially adversely affect our business, financial condition, results of operations and prospects.

We will require a significant amount of cash to fund our capital investment program.

Our capital investment program is an important part of our business strategy. In addition, our business requires maintenance capital expenditures in order to maintain existing production levels. We spent $612.7 million during 2009 (including $72.4 million in maintenance capital expenditures) and our capital investment program includes capital spending of up to $1.4 billion in 2010 (including up to $244.9 million in maintenance capital expenditures). These planned capital expenditures include investments in Yakutugol, including those required to be made pursuant to the terms of the subsoil license for the undeveloped Elga coal deposit. Our capital investment program includes capital spending of up to $3.7 billion for the three-year period of 2010-2012 (including up to $564.7 million in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.” Our ability to undertake and fund planned capital expenditures will depend on our ability to generate cash in the future and access debt and equity financing. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Attracting debt financing for our capital expenditures on commercially reasonable terms may be particularly challenging given our current high levels of indebtedness relative to our free cash flows and pledges of shares and assets of our subsidiaries to our current lenders.

Most of our existing borrowings are from Russian and international banks and financial institutions, as well as through Russian ruble bonds. In the future we may also seek to access international capital markets. It is possible that these sources of financing may not be available in the future in the amounts we require or may be expensive. International credit markets have experienced, and may continue to experience, high volatility and severe liquidity disruptions stemming from the effects of the international financial and economic crisis starting in 2008 and the related global economic slowdown. These and other related events have had a significant impact on the global capital markets, and the reduced liquidity in the global capital markets could limit our ability to diversify our funding sources. Increased funding costs or greater difficulty in diversifying our funding sources might have a material adverse effect on our business, financial condition, results of operations and prospects. See “— Risks Relating to the Russian Federation — Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could cause the value of our shares and ADSs to fluctuate widely” and “— Risks Relating to the Russian Federation — Economic risks — The Russian banking system is still developing, and another banking crisis could place severe liquidity constraints on our business.”

Inflation could increase our costs and decrease operating margins.

In 2009, the inflation rate in Russia was 8.8% and averaged 11.3% over the 2005-2008 period, according to the Russian Federal State Statistics Service (“Rosstat”). As we tend to experience inflation-driven increases in certain of our ruble-denominated costs, including salaries, rents and fuel and energy costs, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise, assuming the ruble-to-dollar exchange rate remains constant. See ‘‘— Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.” In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products sufficiently to preserve operating margins. Accordingly, inflation in Russia could increase our costs and have the effect of decreasing operating margins.

Increased levels of indebtedness and restrictions on equity financings may limit our access to capital, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our American Depositary Shares (“ADSs”) and our unregistered global depositary shares representing our common shares (“GDSs”), due to Russian securities regulations. We have received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Over the last few years, this limit has been gradually reduced by the FFMS. Current regulations provide that no more than 25%, 15% or 5% of the total number of outstanding shares of a certain class may be placed or circulated outside the Russian Federation depending on the company’s listing status on a Russian stock exchange (“A”, “B” or “V” and “I”). Our common shares have a listing status “A” on RTS and MICEX. It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of these lower limits will be allowed to remain in place, or whether the newly enacted limits will override prior FFMS permissions for higher amounts. Our ADSs and GDSs together currently account for approximately 35% of our common shares, and accordingly we believe we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limits are enforced Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of ADSs and GDSs. We have also received FFMS permission for a total of 41,627,074 preferred shares to be circulated in the form of global depositary receipts, representing 30% of the total number of preferred shares currently authorized for issuance, which was the maximum amount allowed at that time. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

Any of the foregoing factors may limit our access to capital and harm our competitive position. If we cannot obtain adequate capital, we may not be able to fund our capital investment program and implement our business strategy.

Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.

A majority of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. Depreciation in real terms of the ruble against the U.S. dollar results in a decrease in our costs relative to our revenues. In 2009, the ruble depreciated in real terms against the U.S. dollar by 12.2% as compared with 2008, according to the Central Bank of the Russian Federation.

Conversely, appreciation in real terms of the ruble against the U.S. dollar, which was the prevailing trend in the 2002-2007 period, may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures.

Limitations on the conversion of rubles into foreign currencies in Russia could cause us to default on our obligations.

Much of our indebtedness and our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euros. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. However, if the Russian authorities impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies in the event of an economic crisis, there may be delays or other difficulties in converting rubles into foreign currency to make a payment or delays in or restrictions on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business could be materially adversely affected if our lenders accelerate our debt.

The terms of most of our loan agreements under which we or our subsidiaries are borrowers contain various representations, undertakings, covenants and events of default. Additionally, our loan agreements contain cross-default provisions whereby an event of default under one agreement may in and of itself result in a cross-default under other agreements. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.” Furthermore, according to the terms of such agreements, certain of our actions aimed at developing our business and pursuing our strategic objectives, such as acquisitions, dispositions of assets, restructuring, investments into certain of our subsidiaries and others, require prior consent from the respective lenders.

In 2008 and early 2009, we were in breach of certain covenants in certain of our loan agreements representing 78.9% of our total indebtedness as of December 31, 2008. In July 2009, we restructured all these loans. As of December 31, 2009, we were in breach of a number of financial and non-financial covenants in various loan agreements, but we received appropriate consents and covenant amendments from the banks, and currently, we do not have any violations of any covenants under our loan agreements which could lead to the demand for accelerated repayment of principal and interest. See note 15 to our consolidated financial statements. We cannot assure you that we will be able to obtain such consents and covenant amendments in the future.

Our ability to continue to service, repay and refinance our indebtedness and to comply with our financial and other loan covenants will depend on our ability to generate cash in the future and attract new financing and refinance the existing indebtedness, as well as on lenders’ credit decisions. This, in turn, is subject to general economic, financial, competitive, legislative and other factors that are beyond our control. We cannot assure you that our breach of financial and other covenants in our loan agreements, including defects in security, will not result in new and renewed demands from our lenders for acceleration of our loan repayment obligations or related litigation, including as a result of cross-defaults. If we fail to comply with our financial and other loan covenants contained in any of our loan agreements, including compliance with financial ratios or fail to obtain prior consent of lenders for certain actions, or fail to obtain extensions or waivers in respect of our breaches of our loan agreements or amend our loan agreements, such failure could be deemed by the lenders to be an event of default which could result in, among other things, acceleration of repayment of principal and interest under the relevant loan agreement and any other loan agreement under which a default on such instrument would trigger a cross-default, reduced opportunities for future borrowing, debt service obligations in excess of our ability to pay, liability for damages or inability to further develop our business and pursue our strategic objectives, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have merged and intend to continue to merge certain subsidiaries for operational reasons from time to time. Under Russian law, such mergers are considered to be a reorganization and the merged subsidiaries are required to publish the information regarding this reorganization twice with a monthly interval. Russian law also provides that, for a period of 30 days after date of latest publication, the creditors of merging subsidiaries have a right to file a claim seeking acceleration of the reorganized subsidiaries’ indebtedness and demand reimbursement for applicable losses, however, the court may not accept such a claim against subsidiaries existing in the form of an open joint stock company if it concludes that the creditor had adequate security. In the event that we undertake any such merger and all or part of our subsidiaries’ indebtedness is accelerated, we and such subsidiaries may not have the ability to raise the funds necessary for repayment, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have had in the past and still have material weaknesses in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.

Management identified five material weaknesses in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X that affected our financial statements for the year ended December 31, 2009. The material weaknesses in our internal control over financial reporting identified for the year ended December 31, 2009 are described in “Item 15. Controls and Procedures.” Due to the effect of these material weaknesses, our auditors have opined that we have not maintained effective internal control over financial reporting as of December 31, 2009 under Section 404 of the Sarbanes-Oxley Act of 2002. Our auditors have also opined that we did not maintain effective internal control over financial reporting as of each of December 31, 2006, 2007 and 2008, due to the effect of the material weaknesses identified as of those dates.

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

Given the competition for qualified accounting personnel in Russia, we may be unable to retain our key accounting staff, which could disrupt our ability to timely and accurately report U.S. GAAP financial information.

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

Risks Relating to Our Business and Industry

We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.

Our mining segment sells coal and iron ore. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future.

Our steel segment sells steel products, including semi-finished products, carbon and specialty long products, stainless flat products, wire products, forgings and stampings. The steel industry is highly cyclical in nature because the industries in which steel customers operate are subject to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw material costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

Our ferroalloys segment sells nickel, ferrosilicon and ferrochrome. These ferroalloy products are primarily used in the manufacture of steel. Thus, market demand for our ferroalloy products is very closely linked with the market for steel and generally follows the cycles of the steel industry.

Our power segment generates and supplies electricity. Power demand in Russia depends on its consumption by the industrial sector. In Russia, the steel and mining industries are major consumers of power and the recent declines in production by steel and mining companies has impacted demand for power. Therefore, the market demand for the power produced by our power segment is affected by many of the same factors and cycles that affect our mining and metals businesses. Due to government price regulation and the current shortage of power generation capacity in Russia, reduced demand for power has not impacted power prices. However, as Russian regulated power prices are set in rubles, if power prices are not increased steadily they may decline on a real dollar basis when ruble devaluation and inflation are taken into account.

Prices for our products, including coal, iron ore, metals and power, as well as the prices of coal, iron ore, ferroalloys, power and natural gas and other commodities and materials we purchase from third parties for the production of our products, fluctuate substantially over relatively short periods of time and expose us to commodity price risk. We do not use options, derivatives or swaps to manage commodity price risk. We use our vertically integrated business model and intersegment sales, as well as short-term and long-term purchase and sales contracts with third-party suppliers and customers, to manage such risk. In addition, the length and pricing terms of our sales contracts on certain types of products are affected and regulated by orders issued by Russian antimonopoly authorities. In particular, pursuant to a directive issued to us by the Russian Federal Antimonopoly Service (“FAS”) in August 2008, we entered into long-term contracts for supply of certain grades of our coking coal with a formula of price calculation and with fixed volumes for the entire period of the contract. See “—Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or on our prices, sales volumes or business practices.” Terms of sales of other types of our products may also be affected by regulations of the authorities, in particular, according to publicly available information, certain Russian steel consumers recently approached FAS with a request to investigate pricing of some steel products on the Russian market. We cannot assure you that our strategies and contracting practices will be successful in managing our pricing risk or that they will not result in liabilities. If our strategies to manage commodity price risk and the impact of business cycles and fluctuations in demand are not successful, it could have a material adverse impact on our business, financial condition, results of operations and prospects.

The steel, mining and ferroalloy industries are highly competitive, and we may not be able to compete successfully.

We face competition from Russian and international steel and ferroalloys manufacturers and mining companies. Recent consolidation in the steel and mining sectors globally has also led to the creation of several large producers, some of which have greater financial resources and more modern facilities than ourselves. We also face price-based competition from producers in emerging market countries, including, in particular, Ukraine and Kazakhstan. Increased competition could result in more competitive pricing and reduce our operating margins.

Our competitiveness is based in part on our operations in Russia and other former Eastern Bloc countries having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with rail tariff increases of 8.0% in 2007, 21.1% in 2008 and 11.0% in 2009. See “— Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products”, “— Increasing cost of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Terrorist attacks and threats, escalation of military activity and government regulation in response to such attacks or acts of war may negatively affect our business, financial condition, results of operations and prospects.

Terrorist attacks and threats, escalation of military activity and an increase in government regulation in response to such attacks or acts of war may negatively affect our business. There could be delays or losses in transportation and deliveries of our products to our customers, increased government regulation and decreased sales due to disruptions in the businesses of our customers. It is possible that any such occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

The financial performance of our mining segment depends on the availability of an adequate supply of coal reserves that can be mined at competitive costs.

The financial performance of our mining segment depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by our customers. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. Our ability to obtain other reserves through acquisitions in the future could be limited by restrictions under our existing or future debt agreements, competition from other mining companies for attractive properties, the lack of suitable acquisition candidates or the inability to acquire mining properties on commercially reasonable terms.

Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our planned development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserves. In addition, we have not yet applied for all of the permits required, or developed the mines necessary, to use all of our U.S. reserves. We may be unable to obtain such permits. Some of these permits are becoming increasingly more difficult and expensive to obtain and the review process continues to lengthen.

We face numerous uncertainties in estimating our economically recoverable reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased operating margins.

We base our reserve information on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and which is reviewed by independent mining engineers only periodically, once in three years. The reserve estimates as to both quantity and quality are periodically updated to reflect production from the reserves and new drilling, engineering or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations, projected rates of production in the future, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant commodity.

For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves. Any inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased operating margins.

In addition, the calculation of reserves of the Elga coal deposit, which we acquired in October 2007 along with our acquisition of Yakutugol, is subject to certain risks due to the license obligations and capital costs involved in developing the required infrastructure and commencing production and the nature of the undeveloped Elga coal deposit. In particular, due to the significant capital investment required to develop the Elga coal deposit, it is not expected to generate a return on capital until after the current license period. See “Item 4. Information on the Company — Mining Segment — Mineral reserves (coal, iron ore and limestone) — Coal.”

Successful implementation of our strategy to expand our specialty long product sales and coal sales depends on our ability to increase our export sales of these products.

While we expect continued growth of demand in the Russian market for specialty long products, our strategy to expand these sales substantially is dependent on our ability to increase our exports of these products to other countries, particularly the E.U. countries. We face a number of obstacles to this strategy, including trade barriers and sales and distribution challenges, insufficient capacity of Russian sea ports, as well as restrictions imposed by antimonopoly legislation and regulatory orders. See “Item 8. Financial Information — Litigation — Antimonopoly.”

Likewise, our strategy to increase our sales of coal, particularly high-grade coking coal, is substantially dependent on our ability to increase our exports of these products from our coal assets in the Russian Far East to other countries, particularly Japan, China, South Korea and other Pacific Rim countries. Insufficient capacity of Russian ports generally limits exports by Russian producers. Our ability to increase coking coal export volumes is also limited by requirements to first satisfy domestic Russian coal demand, pursuant to a FAS directive issued to us in August 2008. See “— Antimonopoly Regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” A failure to successfully manage the obstacles and tasks involved in the implementation of our export sales expansion strategy could have a material adverse effect on our business, financial condition, results of operations and prospects.

If shares of our subsidiary holding companies are listed on a stock exchange, it could entail changes in such companies’ management and corporate governance that might affect our integrated business model.

While we intend to continue to operate as an integrated business, if and when a listing of shares takes place in respect of the subsidiary holding companies we are forming or intend to form to consolidate our mining, steel and ferroalloy assets, changes to the management structure of such subsidiary holding companies and/or the assets consolidated within them may be made in preparation for such a listing. After a listing of a subsidiary holding company, the subsidiary’s directors and management would operate the business of such subsidiary, in accordance with applicable law, for the benefit of all shareholders, including minority shareholders. In addition, companies listed on stock exchanges comply with certain corporate governance requirements and are encouraged to implement certain corporate governance recommendations, including the appointment of independent directors. These and other changes, if implemented in connection with the consolidation and potential listing of subsidiaries holding our mining, steel and ferroalloy assets, may result in decision-making by the directors and management of such subsidiaries that may not be consistent with our current integrated business model. As our integrated business model is the key to our strategy, changes in decision-making by our subsidiaries’ directors and management in connection with a listing may materially adversely affect our business, financial condition, results of operations and prospects.

Our business strategy envisions additional acquisitions and continued integration, and we may fail to identify suitable targets, identify all potential liabilities associated with them or successfully integrate them into our group.

Our strategy relies on our status as an integrated mining, steel, ferroalloys and power group, which allows us to benefit from economies of scale, realize synergies, better satisfy the needs of our Russian and international customers, reduce our reliance on third party brokers by distributing and selling our products directly to end users, and compete effectively against other mining, steel, ferroalloys and power producers. We also intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, on an ongoing basis we need to identify suitable targets that would fit into our operations, acquire them on terms acceptable to us and successfully integrate them into our group. We often compete with Russian and international companies for acquisitions, including for subsoil licenses.

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

In addition, new acquisitions may require significant initial cash investments for integration or upgrades. Furthermore, even if we are successful in integrating our existing and new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected operating margins.

We have acquired and established businesses in countries that represent new operating environments for us and which are located at a great distance from our headquarters in Russia. These businesses conduct operations in accordance with local customs and laws. For example, through our acquisition of the Bluestone companies in May 2009, and our establishment of Mechel Bluestone Inc., a Delaware corporation that holds the Bluestone companies, we now have significant operations, assets and employees in the United States which are subject to U.S. federal and state laws and regulations. It may take some time to implement our operating standards and adjust them according to local laws, and it is possible that for a certain period of time we may face some uncertainties with respect to the operational and financial needs of these businesses, which may hinder our integration efforts.

In some instances we conduct limited due diligence investigations in connection with our acquisitions and the contractual documentation does not contain representations and warranties and indemnities to protect against unidentified liabilities and other losses. Moreover, these acquired businesses may not have financial reports prepared under internationally accepted accounting standards. Accordingly, these businesses may face risks that we have not yet identified and that are not described in this document and we may not realize the full benefit of our investment, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

For example, in the case of the Bluestone acquisition, though we performed a pre-acquisition review of the companies’ assets, liabilities, operations, legal matters and financial condition and though we believe we have identified in this document the current material risks associated with the Bluestone companies in the context of our group, we may not have yet fully identified the extent of the historical, current and future costs related to the Bluestone companies’ assets, liabilities, operations, legal matters and financial condition, including health, safety and environmental liability, problems with permits and regulatory compliance, labor issues and potential litigation. As noted above, implementing our operating standards at newly acquired companies takes time, and our assumptions regarding the liability and cost of operating U.S. assets and doing business in the United States are subject to change as we integrate the Bluestone companies into our group. If more than expected liabilities and costs associated with the Bluestone acquisition arise, including liabilities and costs that affect the calculation of coal reserves owned or controlled by the Bluestone companies, we may not realize the investment benefits, operational synergies and marketing advantages we expect from the Bluestone acquisition, which could materially adversely affect our business, financial condition, results of operations and prospects.

In the event the title to any company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

Almost all of our Russian assets consist of privatized companies, and our business strategy will likely involve the acquisition of additional privatized companies. The Russian statute of limitations for challenging privatization transactions is three years. However, because Russian privatization legislation is vague, internally inconsistent and in conflict with other legislation, including conflicts between federal and local privatization legislation, and the statute of limitations for challenging certain actions related to privatization may be argued to begin to run only upon the discovery of a violation, many privatizations are vulnerable to challenge. In the event that any title to, or our ownership stakes in, any of the privatized companies acquired by us is subject to challenge as having been improperly privatized and we are unable to defeat this claim, we risk losing our ownership interest in the company or its assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

In addition, under Russian and Kazakh law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transaction rules and/or the terms of transaction approvals issued by government authorities, or failure to register the share transfer in the securities register. As a result, defects in earlier transactions in shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge.

Certain of our Russian subsidiaries are required to either purchase or lease the land on which they operate.

Much of the land occupied by privatized Russian companies, including most of our subsidiaries, was not included in the privatizations of these companies and is still owned by federal, regional or municipal governments. The companies use the land pursuant to a special title of perpetual use whereby they have the right to use the land but do not have the right to alienate such land.

The Land Code of the Russian Federation, as amended, which was enacted on October 25, 2001 (the “Land Code”), requires privatized Russian companies to either purchase or lease the land on which they operate by January 1, 2012. In accordance with the current legislation the repurchase price of land plots held under special title of perpetual use is set in the amount of 2.5% of the cadastral value of such land plots. We estimate that the repurchase cost of such land plots is $62.5 million.

Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins.

In 2009, our Russian operations purchased approximately 4.2 billion kilowatt-hours (“kWh”) of electricity, representing 75% of their needs, at a total cost of $176.4 million, implying an average cost of 4.2 cents per kWh. The restructuring of the Russian power sector that began in 2001 is substantially complete and all government regulation of electricity prices in the wholesale power market is due to expire in 2011. This could lead to higher electricity prices. In addition, according to a long-term macroeconomic forecast made by the Ministry for Economic Development of the Russian Federation in 2008, electricity prices for industrial users are expected to reach 7.4-7.5 cents per kWh by 2015 and 8.5-9.6 cents per kWh by 2020. Further price increases for electricity may also occur in the future as the power generating companies created in the restructuring are financed by and controlled to a greater extent by the private sector.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom OAO (“Gazprom”). Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the Russian government. These prices have been consistently rising over the last few years until 2009. In 2009, we purchased 940,994.5 thousand cubic meters of gas at a total cost of $236.6 million, implying an average price of $251.4 per thousand cubic meters, which was 29% lower than in 2008 due to the global financial crisis. According to the forecast of the Ministry for Economic Development of the Russian Federation, price for gas is expected to reach the level of $343.4 per thousand cubic meters by 2012. Further, Russian domestic natural gas prices are significantly below Western European levels, which presently helps to provide us with a cost advantage over our competitors, an advantage which is expected to diminish as Russian domestic gas prices approach Western European levels. The Ministry for Economic Development of the Russian Federation has forecasted natural gas prices in the range of $280.0 to $298.2 per thousand cubic meters in 2010.

After the raw materials used in the production process and energy related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in Russia has been rising in recent years. According to the Russian Federal State Statistics Service, after adjusting for inflation, the average wage in the Russian Federation has risen at the average annual rate of 13.6% in ruble terms in the 2005-2008 period. Moreover, labor costs in Russia are indexed to and adjusted for inflation. We believe our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

Higher costs of electricity, natural gas and labor could negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our cargoes are currently transported in the railcars of either Russian Railways or third party owners engaged for transportation, as well as in our own railcars. The most significant railcar owner is Pervaya Gruzovaya Kompaniya OAO (“First Freight Company”), a wholly-owned subsidiary of Russian Railways, which provides us with its railcars, mainly to transport coal products and iron ore concentrate. At present, only two companies, Russian Railways and First Freight Company, possess a sufficiently extensive railcar fleet to service our present and future requirements.

Our subsidiary Mecheltrans works with First Freight Company to arrange for transportation and forwarding of cargoes with the railcar fleet owned by First Freight Company. Our freight volume transported by First Freight Company’s railcars amounted to 7.2 million tonnes in 2009, for which we paid $85.2 million.

In 2009, tariffs were indexed twice, which resulted in an 11% average tariff increase. With effect from January 10, 2010, all tariffs have been increased by an additional 9.4%. If rail freight prices continue to increase, or if there is a disruption in the transportation of our materials and products due to a shortage of available working rolling stock, it could materially adversely affect our business, financial condition, results of operations and prospects.

We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.

We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The European Union has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe and the Baltic states (Estonia, Lithuania and Latvia) that joined the European Union in 2004 as well as to Romania and Bulgaria, which joined the European Union in 2007. Our sales into the European Union constituted approximately 17.9% of our steel segment revenues and approximately 50.6% of our steel segment export revenues in 2009. The export of our steel into the European Union is an important part of our growth strategy. If E.U. quotas are not increased in line with our sales growth objectives, our ability to expand our sales in the European Union and pursue our growth strategy could be limited. In addition, the European Union has imposed antidumping duties on certain of our steel exports.

Our ferroalloys business is also subject to export restrictions. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. Our sales into the European Union constituted approximately 8.4% of our revenues from the ferrosilicon sales and approximately 1.5% of our total ferroalloys segment revenues in 2009.

See “Item 4. Information on the Company — Steel Segment — Trade restrictions” and “Item 4. Information on the Company — Ferroalloys Segment — Trade restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5-15% of value. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2009. In January 2009, the Russian government increased the import duties on certain types of steel products (corrosion-resistant steel and some other steel products) from 5% to 15%. These tariffs and duties may be reduced or eliminated in the future, which could materially adversely affect our business, financial condition, results of operations and prospects. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. Creation of this Customs Union, as well as other actions and decisions of Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

In August 2007, Russia and Ukraine signed an agreement imposing quotas on the export of Ukrainian steel bars to the Russian market. The total quota of steel bars from Ukraine to Russia is equal to 1,205,000 tonnes during the effective term of the trade agreement and is divided into annual volumes. We believe that we benefit from this agreement because it prevents subsidized Ukrainian exports from reducing the prices we otherwise could obtain for these products in the Russian market. However, the agreement expires on January 1, 2011.

From March 20, 2007 to March 20, 2010, Russia imposed an antidumping duty on corrosion-resistant steel originating in the European Union at the rate of €840 per tonne. This duty benefited us while in force. The elimination of this duty will have a negative effect on our sales on the Russian market.

According to available public information, Russia has taken part in negotiations to join the World Trade Organization (the “WTO”). Russia’s potential future accession to the WTO could negatively affect our business, financial condition, results of operations and prospects. In particular, Russia’s entry into the WTO may require gradual reduction or elimination of import tariffs and duties on steel products, causing increased competition in the Russian steel market from foreign producers and exporters.

Our exports to the European Union are subject to REACH regulations.

Chemical substances contained in some of our products, as well as by-products and waste, which we export to or produce in the European Union are subject to regulation (EC) No 1907/2006 on registration, evaluation, authorization and restrictions of use of chemicals (“REACH”) that entered into force on June 1, 2007. Under REACH, we must provide a registration dossier for such substances to the European Chemical Agency (“ECHA”). In accordance with REACH, we pre-registered substantially all the substances that we export to or produce in the E.U. prior to December 1, 2008. We are currently preparing the applications for the next stage of the registration process. Significant resources are required to complete this process and, if such resources are not available internally, we may need to engage third parties for additional costs. If we fail to register a substance by the relevant deadline, we will not be allowed to export the specific product into the E.U. or produce it in the E.U. which could have a material adverse effect on our business, financial condition, results of operations and prospects.

REACH provides for a special authorization regime for substances of high concern, including those that are identified from scientific evidence as causing probable serious effects to humans or the environment on a case-by-case basis. To obtain authorization, a manufacturer of substances of high concern is generally required to demonstrate that the risk from the use of the substance is adequately controlled. All substances under the authorization regime are subject to restrictions with respect to manufacture, placing on the market or use. The European Commission may amend or withdraw the authorization, even one given for adequate control, if suitable substitutes have become available. Currently, none of our products contain substances which are considered to be substances of high concern. There is no assurance that our products will not be subject to further restrictions or bans if any substance of high concern is detected in our products, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The European Commission has planned several revisions of the REACH Regulation taking place until 2019. Compliance with changes to the existing regulations may lead to increased costs, modifications in operating practices and/or further restrictions affecting our products. Any such changes and/or modifications could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to mining risks.

Our business operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property.

In particular, hazards associated with our open pit mining operations include, but are not limited to: (1) flooding of the open pit; (2) collapses of the open pit wall; (3) accidents associated with the operation of large open pit mining and rock transportation equipment; (4) accidents associated with the preparation and ignition of large-scale open pit blasting operations; (5) deterioration of production quality due to weather; and

(6) hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with our underground mining operations include but are not limited to: (1) underground fires and explosions, including those caused by flammable gas; (2) cave-ins or ground falls; (3) discharges of gases and toxic chemicals; (4) flooding; (5) sinkhole formation and ground subsidence; and (6) other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine, including due to human error.

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, on May 30, 2008, there was a cave-in at the Lenin underground mine (which led to suspension of operation for 17 calendar days) and on July 29, 2008 there was a methane flash (which led to suspension of operation for 67 calendar days). Both accidents involved multiple casualties.

Furthermore, the risk of occurrence of these hazards is exacerbated by the significant level of wear of the equipment of our mining enterprises. We are conducting a program of phased replacement and refurbishment of obsolete equipment in order to meet safety requirements at our most dangerous facilities. See “Item 8. Financial Information — Litigation — Environmental and safety.”

More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, clean-up costs and compensatory damages, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operation and prospects.

Our operations and properties are subject to environmental, worker protection and industrial safety and other laws and regulations in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants and waste, some of which are hazardous, such as benzapiren, sulfur oxide, sulfuric acid, nitrogen ammonium, sulfates, nitrites and phenicols. Some of our operations result in the creation of hazardous sludges, including sludges containing base elements such as chromium, copper, nickel, mercury and zinc. The creation, storage and disposal of such hazardous waste is subject to environmental regulations, including some requiring the clean-up of contamination and reclamation, such as requirements for cleaning up highly hazardous waste oil and iron slag. In addition, pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental and civil laws is clearly determinable. Furthermore, new and more stringent regulations have been introduced in a number of countries in response to the impacts of climate change. See “— Increased regulations associated with climate change and greenhouse gas emissions may give rise to increased costs and may adversely impact our business and markets.”

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the E.U. or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for non-compliance with environmental rules. In addition, we are currently assessing whether our Romanian and Bulgarian operations will face higher environmental compliance costs due to the integration of these countries into the E.U. See note 26(c) to our consolidated financial statements.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2009, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $59.7 million for asset retirement obligations. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

Also, in the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a 90-day period. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business, financial condition, results of operations and prospects could be materially adversely affected.

The assets and operations of Bluestone based in West Virginia are subject to U.S. environmental and other regulatory risks. See “— Risks Relating to Other Countries Where We Operate.”

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

Increased regulations associated with climate change and greenhouse gas emissions may give rise to increased costs and may adversely impact our business and markets.

Through our mining and power segments, we are a major producer of carbon-related products such as coal, coal concentrate and energy. Coal and coal-based energy are also significant inputs in many of the operations of our steel and ferroalloys segments. A major by-product of burning coal is carbon dioxide (CO2), which is considered to be a greenhouse gas and generally a source of concern in connection with global warming and climate change.

The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol, including the Russian Federation. In order to give the countries a certain degree of flexibility in meeting their emission reduction targets, the Kyoto Protocol developed mechanisms allowing participating countries to earn and trade emissions credits by way of implementing projects aimed at meeting the Kyoto Protocol targets. Since October 2009, Russia has established a legal procedure for implementing clean development and trading mechanisms provided under the Kyoto Protocol. The European Union has already established greenhouse gas regulations and many other countries, including the United States, are in the process of doing so. The European Union Emissions Trading System (“EU ETS”), which came into effect on 1 January 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the European Union. Our operations in Bulgaria, Lithuania and Romania are currently subject to the EU ETS, as are our EU based customers.

In the United States, various federal, regional and state initiatives to regulate greenhouse gas emissions have been implemented or are under consideration, and, it appears likely that additional national, regional and state regulation of actual greenhouse gas emissions will be enacted in the future. For example, legislation is under consideration in the U.S. Congress that would create a cap-and-trade system for greenhouse gas emissions. Furthermore, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy that may adversely affect the business of our Bluestone companies.

The Kyoto Protocol, the EU ETS and current and future regulation of greenhouse gas emissions in the United States could restrict our operations and/or impose significant costs or obligations on us, including requiring additional capital expenditures, modifications in operating practices, and additional reporting obligations. These regulatory programs may also have a negative effect on our production levels, income and cash flows and on our suppliers and customers, which could result in higher costs and lower sales. Inconsistency of regulations particularly between developed and developing countries may also change the competitive position of some of our assets. Finally, we note that even without further legislation or regulation of greenhouse gas emissions, increased awareness and any adverse publicity in the global marketplace about the greenhouse gasses emitted by companies in the steel manufacturing industry could harm our reputation and reduce customer demand for our products.

Our business could be adversely affected if we fail to obtain or renew necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits.

Our business depends on the continuing validity of our subsoil licenses and the issuance of new subsoil licenses and our compliance with the terms thereof, particularly subsoil licenses for our Russian and Kazakh mining operations. Regulatory authorities exercise considerable discretion in the timing of license issuance, renewal of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — Subsoil licensing — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the terms of our licenses, it could lead to suspension or termination of our subsoil licenses, and to administrative and civil liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. See “Item 4. Information on the Company — Mining Segment — Mineral reserves (coal, iron ore and limestone).” Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our Bluestone operations in the United States are subject to risks relating to mining and other permits required under U.S. federal and state laws. See “— Risks Relating to Other Countries Where We Operate — We must obtain, maintain and comply with numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain, renew or comply with necessary permits and approvals could negatively impact our business.”

Failure to comply with existing laws and regulations could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. Government authorities in countries where we operate exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations, and in monitoring licensees’ compliance with the terms thereof which may result in unexpected audits, criminal prosecutions, civil actions and expropriation of property. Authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year.

Our failure to comply with existing laws and regulations or to obtain and comply with all approvals, authorizations and permits required for our operations or findings of governmental inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, permits, approvals and authorizations or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Arbitrary government actions directed against other Russian companies (or the consequences of such actions) may generally impact on the Russian economy, including the securities market. Any such actions, decisions, requirements or sanctions could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects.

If we fail to meet certain deadlines under our subsoil license for Elga it may be suspended or terminated.

We hold the license to the undeveloped Elga coal deposit in the Sakha Republic, which contains large quantities of export-quality coking and steam coal. As part of the license conditions, we are required to meet certain operational milestones, including the construction of a rail branch line of approximately 315 kilometers in length by September 30, 2010 and the mining plant and the commencement of coal production by November 2010. The current construction schedule is very aggressive and, due to limited financing during the period from September 2008 to August 2009 because of the global financial crisis, it may not be achievable. In order to be in compliance with the license, we have filed an application with the Ministry of Natural Resources and Ecology to amend the terms of the license and extend the deadlines. If current construction schedule is not met and the terms of the license are not amended to extend current deadlines, our subsoil license for Elga deposit may be suspended or terminated.

The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters.

Our Chief Executive Officer, Igor Zyuzin, directly and indirectly owns approximately 66.76% of our common shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a shareholders’ meeting are adopted by a simple majority at a meeting at which shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by a majority vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. In addition, our controlling shareholder is likely to be able to take actions which require a three-quarters supermajority vote of shares represented at such a shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in the meeting. Thus, our controlling shareholder can take actions that you may not view as beneficial, and as a result, the value of the shares and ADSs could be materially adversely affected.

Our competitive position and future prospects depend on our senior management team.

Our ability to maintain our competitive position and to implement our business strategy is dependent on the services of our senior management team and other key personnel, particularly Mr. Zyuzin, our Chief Executive Officer and controlling shareholder. Mr. Zyuzin has provided, and continues to provide, strategic direction and leadership to us.

Moreover, competition in Russia, and in the other countries where we operate, for senior management personnel with relevant expertise is intense due to the small number of qualified individuals. The loss or decline in the services of members of our senior management team or an inability to attract, retain and motivate qualified senior management personnel could have a material adverse effect on our business, financial condition, results of operations and prospects.

Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.

Our business has grown substantially through the acquisition and founding of companies, many of which required the prior approval or subsequent notification of the FAS or its predecessor agencies. Relevant legislation restricts the acquisition or founding of companies by groups of companies or individuals acting in concert without such approval or notification. This legislation is vague in certain parts and subject to varying interpretations. If the FAS were to conclude that a company was acquired or created in contravention of applicable legislation and that competition has been or could be limited as a result, it could seek redress, including invalidating the transactions that led to or could lead to the limitation of competition, obliging the acquirer or founder to perform activities to restore competition, and seeking the dissolution of the new company created as a result of reorganization. Any of these actions could materially adversely affect our business, financial condition, results of operations and prospects.

As of March 29, 2010, nine of our companies were included by the FAS in its register of entities with a market share exceeding 35% in the relevant market or with a dominant position on a certain market, including:

•	Beloretsk Metallurgical Plant — as controlling 100% of the market for local telephony services in Beloretsk;

•	Chelyabinsk Metallurgical Plant — as controlling more than 65% of the market for forgings made of stainless steel ingots in the Russian market;

•	Southern Urals Nickel Plant — as controlling more than 65% of the market for nickel in sulfate and hydroxide in the Russian Federation;

•	Izhstal — as controlling more than 35% but less than 65% of the market for graded high-speed steel and its substitute and more than 65% of the market for small shaped graded high-speed steel;

•	Vyartsilya Metal Products Plant — as controlling more than 65% of the market of railroad transportation of cargo for third parties and companies on the track section from Vyartsilya village to Vyartsilya station;

•	Kuzbass Power Sales Company — as controlling more than 50% of the electricity trading market in the Kemerovo region;

•	Mechel-Energo — as controlling more than 50% of the market for the trading of electricity in the cities of Mezhdurechensk, Myski and Novokuznetsk;

•	Yakutugol, including its subsidiaries Dzhebariki-Khaya Mine OAO and Kangalassk Open Pit Mine OAO — as controlling more than 65% of the coal market of the Sakha Republic (an administrative region of Russia in eastern Siberia, also known as Yakutia) and as holding a dominant market position as the sole supplier of Far East Generating Company OAO (“Far East Generating Company”), a power plant designed to consume only the type of coal produced by Yakutugol and its subsidiaries; and

•	Moscow Coke and Gas Plant — as controlling 100% of the market for cargo transportation services on the company’s rail siding in the Lenin District of Moscow region from the Obmennaya station to the Zavodskaya station.

When our companies are included in the register of entities with a market share exceeding 35% in the relevant market or with a dominant position on a certain market, this does not by itself result in restrictions on the activities of such entities. However, these entities may be subject to additional FAS oversight by reason of their having been deemed to have a dominant market position.

In 2008, the FAS issued a number of directives to our companies placing certain restrictions on our business practices. On May 13, 2008, the FAS issued a directive ordering Mechel, Southern Kuzbass Coal Company and Korshunov Mining Plant, as a group of companies holding a dominant position on the Russian coking coal market, to fulfill the following requirements:

•	to support certain production volumes and product lines;

•	to provide, to the extent possible, equal supply terms to all customers without discrimination against companies not forming part of this group of companies;

•	not to restrict other companies from supplying coking coal to the same geographical area of operations; and

•	to notify the FAS prior to any increase in domestic prices of coking coal, steam coal and coking coal concentrate, if such increase amounts to more than 10% of the relevant price used 180 days before the date such increase is planned to take place, with submission to the FAS of the financial and economic reasoning for the planned increase of prices.

In connection with the establishment of Mechel Mining, the subsidiary into which we consolidated certain of our mining assets, we received a directive from the FAS dated June 23, 2008, which contains requirements as to the activities of Mechel Mining and its subsidiaries Yakutugol and Southern Kuzbass Coal Company, as a group of companies holding a dominant position on the Russian coking coal market. The requirements are the same as those described above.

On October 10, 2008, the FAS issued two new directives addressed to Mechel Mining Management with respect to Yakutugol and Southern Kuzbass Coal Company, as a group of companies holding a dominant position on the Russian coking coal market, ordering Mechel Mining Management to fulfill the following requirements:

•	not to reduce or terminate production of coking coal concentrate without prior approval of the FAS, unless there is no demand for such products;

•	to perform all contracts related to coking coal concentrate production or other products (works or services) in relation to which these companies are or may be included in the register of entities with a market share exceeding 35% in the relevant market; and

•	to provide equal supply terms to all customers without discriminating against companies outside of Mechel Mining Management group and to avoid terms of supply which would compensate Mechel Mining Management group for unjustified expenses or yield the Mechel Mining Management group any profit that is significantly higher than it could be in a competitive market.

In addition, in connection with our transfer of management of Beloretsk Metallurgical Plant to Mechel-Steel Management, in 2008 the FAS issued a directive addressed to these companies. In 2009, we received five directives from the FAS, addressed to Mechel-Steel Management, Beloretsk Metallurgical Plant, Izhstal, Chelyabinsk Metallurgical Plant, Vyartsilya Metal Products Plant and Urals Stampings Plant. Furthermore, in connection with our transfer of management of Southern Urals Nickel Plant and Bratsk Ferroalloy Plant to Mechel Ferroalloys Management and the consolidation of our ferroalloy assets under our subsidiary Oriel Resources, in October 2008 the FAS issued two directives addressed to Mechel Ferroalloys Management and one directive addressed to Oriel Resources, and in November 2008 the FAS issued one additional directive addressed to Mechel and Bratsk Ferroalloy Plant. The requirements under all ten of these directives are substantially similar to those described above in connection with the directives dated October 10, 2008, except: (1) that they relate to our production and sales of ferrosilicon, nickel products, stampings, wire products and certain other steel products; and that (2) the directive addressed to Mechel and Bratsk Ferroalloy Plant also requires them to satisfy ferrosilicon demand on the Russian market, where they hold a dominant position, subject to available production capacity, and to maintain production and equipment required for the ferrosilicon production and supply.

In August 2008, as a result of an antimonopoly investigation into the business of our subsidiaries Mechel Trading House, Southern Kuzbass Coal Company, Yakutugol and Mechel Trading, the FAS found them to have abused their dominant position on the Russian market of coking coal concentrate. The FAS issued a directive requiring these subsidiaries to: (1) refrain from establishing monopolistically high or low prices; (2) provide, to the extent possible, equal supply terms to all customers without discrimination; (3) submit economic justifications for each coking coal concentrate price increase of more than 5% as compared to the prices of the previous quarter to the FAS, during the next 5 years; (4) reduce sale prices by 15% for the period from September 2008 until December 2008; and (5) offer to conclude long-term supply contracts of at least three years’ duration with a formula of price calculation and with fixed volumes for the entire period of the contract with consumers of coking coal concentrate. Furthermore, the FAS initiated administrative proceedings against Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol which resulted in fines being imposed on these companies in the total amount of 797.7 million rubles, which equals nearly 5% of these subsidiaries’ total sales of coking coal concentrate for 2007.

In the event of breach of the terms of business conduct set forth by the FAS, the FAS may seek to impose fines for violations of antimonopoly and administrative legislation. Such fines may include an administrative fine of up to 15% of the proceeds of sale of all goods, works and services on the market where such violation was committed, but not more than 2% of gross proceeds of sale of all goods, works and services. Russian legislation also provides for criminal liability for violations of antimonopoly legislation in certain cases. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. The imposition of any such liability on us or our subsidiaries could materially adversely affect our business, financial condition, results of operations and prospects.

Negative publicity associated with any antimonopoly, administrative, criminal or other investigation or prosecution carried out with respect to our business practices, regardless of the outcome, could damage our reputation and result in a significant drop in the price of our shares and ADSs and could materially adversely affect our business, financial condition, results of operations and prospects.

In the event that the minority shareholders of our subsidiaries were to successfully challenge past interested party transactions or do not approve interested party transactions in the future, we could be limited in our operational flexibility.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have previously had other shareholders. We and our subsidiaries have carried out, and continue to carry out, transactions among our companies and affiliates, as well as transactions with other parties which may be considered to be “interested party transactions” under Russian law, requiring intra-group approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and the parties involved. The provisions of Russian law defining which transactions must be approved as interested party transactions are subject to different interpretations, and these transactions may not always have been properly approved, including by former shareholders. We cannot make any assurances that our and our subsidiaries’ applications of these rules will not be subject to challenge by shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders’ meeting to approve certain transactions and other matters, including, for example, charter amendments, reorganizations, major transactions involving assets in excess of 50% of the assets of the company, acquisition by the company of outstanding shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

In the event certain minority shareholder lawsuits are resolved against us, our financial condition and results of operations could be materially adversely affected.

Russian corporate law allows minority shareholders holding as little as a single share in a company to have standing to bring claims against the company challenging decisions of its governing bodies. These features of Russian corporate law are often abused by minority shareholders, who can bring claims in local courts seeking injunctions and other relief for which, as a practical matter, we may not receive notice. Any such actions by minority shareholders, if resolved against us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial majority of our employees are represented by trade unions, and our operations depend of good labor relations.

As of December 31, 2009, approximately 71% of our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation have been recently affected by interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. Although industry agreements with trade unions on coal and mining and metallurgical industry have been signed, we have not yet renewed all our corresponding collective bargaining agreements. If we are unable to update collective bargaining agreements on similar conditions at the expiry of their terms or our employees are dissatisfied with the terms of renewed collective bargaining agreements, any industrial action by our employees could have material adverse effects on our business, financial condition, results of operations and prospects.

Approximately half of the Bluestone companies’ workforce is represented by the United Mine Workers of America (“UMWA”) labor union and are covered by the Bituminous Coal Wage Agreement of 2007 which expires in 2011. Though we believe the Bluestone companies have a good relationship with the UMWA, there are no assurances that our acquisition of Bluestone will not be detrimental to that relationship. Our U.S. employees have the right at any time under the U.S. National Labor Relations Act to form or affiliate with a union and the current presidential administration in the United States has indicated that it will support legislation that may make it easier for employees to unionize. Any further unionization of employees could adversely affect the stability of our U.S. production and negatively impact the financial performance of our U.S. operations. Additionally, due to the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations.

Bluestone companies have liabilities with respect to post-retirement benefits for our U.S. employees, which could be more burdensome if certain factors beyond our control are changed or corrected.

The Bluestone companies we acquired have long-term liabilities with respect to pension obligations and post-retirement welfare benefit plans. The Bluestone companies contribute to multi-employer defined benefit pension plans sponsored by the UMWA. In the event of our partial or complete withdrawal from any multi-employer plan which is underfunded, we would be liable for a proportionate share of such plan’s unfunded vested benefits. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan’s unfunded vested benefits. As of July 1, 2009, the UMWA pension plan’s unfunded liability was $3.8 billion.

The Bluestone companies’ post-retirement medical obligations have been estimated based on actuarial assumptions, including actuarial estimates, assumed discount rates, estimates of life expectancy, and changes in healthcare costs. If our assumptions relating to these benefits change in the future or are incorrect, we may be required to record additional expenses. In addition, future regulatory and accounting changes relating to these benefits could result in increased obligations or additional costs, which could also have a material adverse effect on our business, financial condition, results of operations and prospects.

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant event could result in substantial property loss and inability to rebuild in a timely manner or at all.

The insurance industry is still developing in Russia, and many forms of insurance protection common in more economically developed countries are not available in Russia on comparable terms, including coverage for business interruption. At present, most of our Russian production facilities are not insured, and we have no coverage for business interruption or for third-party liability, other than insurance required under Russian law, collective agreements, loan agreements or other undertakings. Some of our international production facilities are not covered by comprehensive insurance typical for such operations in Western countries. We cannot assure you that the insurance we have in place is adequate for the potential losses and the liability we may suffer.

Since most of our production facilities lack insurance covering their property, if a significant event were to affect one of our facilities, we could experience substantial financial and property losses, as well as significant disruptions in our production activity, for which we would not be compensated by business interruption insurance.

Since we do not maintain separate funds or otherwise set aside reserves for these types of events, in case of any such loss or third-party claim for damages we may be unable to seek any recovery for lost or damaged property or compensate losses due to disruption of production activity. Any such uninsured loss or event may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Businesses of our group, or their predecessors-in-interest at different times, have taken a variety of actions relating to the incorporation of entities, share issuances, share disposals and acquisitions, mandatory buy-out offers, acquisition and valuation of property, including land plots, interested party transactions, major transactions, decisions to transfer licenses, meetings of governing bodies, other corporate matters and antimonopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant members of our group or their predecessors-in-interest, could result in the invalidation of such actions, transactions and corporate decisions, restrictions on voting rights or the imposition of other liabilities. As applicable laws of Russia, Kazakhstan and other emerging countries are subject to varying interpretations, we may not be able to defend successfully any challenge brought against such actions, decisions or transactions, and the invalidation of any such actions, transactions and corporate decisions or imposition of any restriction or liability could, have a material adverse effect on our business, financial condition, results of operations and prospects.

We have used certain information in this document that has been sourced from third parties.

We have sourced certain information contained in this document from independent third parties, including private companies, government agencies and other publicly available sources. We believe these sources of information are reliable and that the information fairly and reasonably characterizes the industry in countries where we operate. However, although we take responsibility for compiling and extracting the data, we have not independently verified this information. In addition, the official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries.

Risks Relating to Our Shares and the Trading Market

Our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries.

Because we are a holding company, our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries. Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 20 to our consolidated financial statements.

The depositary may be required to take certain actions due to Russian law requirements which could adversely impact the liquidity and value of the shares and ADSs.

If at any time the depositary believes that the shares deposited with it against issuance of ADSs represent (or, upon accepting any additional shares for deposit, would represent) a percentage of shares which exceeds any threshold or limit established by any applicable law, directive, regulation or permit, or satisfies any condition for making any filing, application, notification or registration or obtaining any approval, license or permit under any applicable law, directive or regulation, or taking any other action, the depositary may (1) close its books to deposits of additional shares in order to prevent such thresholds or limits being exceeded or conditions being satisfied or (2) take such steps as are, in its opinion, necessary or desirable to remedy the consequences of such thresholds or limits being exceeded or conditions being satisfied and to comply with any such law, directive or regulation, including, causing pro rata cancellation of ADSs and withdrawal of underlying shares from the depositary receipt program to the extent necessary or desirable to so comply.

In addition, given that the depositary is already the record owner of approximately 35% of our shares under our ADS program, then the following requirements may become applicable to the depositary:

•	Under Russian corporate law, a person that has acquired more than 30%, 50% or 75% of the common shares and voting preferred shares of an open stock company such as Mechel (including, for such purposes, the shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for all other shares of the same class and for securities convertible into such shares (mandatory offer). From the moment of the relevant acquisition until the date the offer is sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% (or 50% or 75%, as the case may be) of the company’s common shares and voting preferred shares (regardless of the size of their actual holdings). See “Item 10. Charter and Certain Requirements of Russian Legislation — Change in Control — Anti-takeover protection”. Under Russian law, the depositary may be considered the owner of the shares underlying the ADSs, and as such may be subject to the mandatory public tender offer rules. See “— As the depositary may be considered the owner of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.”

•	Under Russian antimonopoly legislation, certain transactions resulting in a shareholder (or a group of persons, as defined by Russian law) holding directly more than 25%, 50% or 75% of the voting capital stock of a company (such as Mechel) or the right to control the company indirectly must be approved in advance by FAS. See “Item 10. Charter and Certain Requirements of Russian Legislation — Change in Control — Approval of the Russian Federal Antimonopoly Service”. The depositary thus may need such prior approval in the future. The depositary has received general interpretive guidance from the FAS that it need not obtain the approval referred to above in connection with depositary receipt programs such as our ADS program. If, however, the FAS were to rescind or disregard its above mentioned interpretation, the ADS program would be subject to a de facto limit of 24.99% of Mechel’s outstanding voting shares, unless the depositary could obtain FAS approval for a higher percentage.

•	Under the Federal Law of the Russian Federation “On the Procedure for Foreign Investment in Companies With Strategic Impact on the National Defense and Security of the Russian Federation” (the “Strategic Industries Law”) dated April 29, 2008, the acquisition by a foreign investor, or a group of entities which includes a foreign investor, of (1) 50% or more of the voting capital stock of a company which is considered to be a strategic enterprise as defined by the Strategic Industries Law (a “Strategic Company”) or (2) 10% or more of the voting capital stock of a Strategic Company which is engaged in the geological study, exploration or production of natural resources on plots that are deemed by the Russian government to be subsoil plots of federal importance (a “Strategic Subsoil Company”), must be previously approved by the governmental commission. Some of our subsidiaries are considered Strategic Companies or Strategic Subsoil Companies. See “Item 3. Key Information — Risk Factors — Legal Risks and Uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments”. If the total number of our voting shares held by the depositary (together with any entities within its group) reaches the thresholds described above, the depositary may be required to obtain approval of the governmental commission. The depositary has received general interpretive guidance from FAS, which is competent to issue such guidance, that it does not need to obtain the approval referred to above in connection with depositary receipt programs such as our ADS program. If, however, FAS were to rescind or disregard its above mentioned interpretation, the ADS program would be subject to a de facto limit on the number of shares, unless the depositary could obtain FAS approval for a higher percentage. See “Item 4. Information on the Company — Regulatory Matters — The Strategic Industry Law”.

An inability to deposit shares into the ADS program in exchange for ADSs due to the aforementioned limits or other similar regulations or circumstances may affect the liquidity and the value of your investment in the shares and ADSs.

As the depositary may be considered the owner of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Because a court interpreting Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that holders of ADSs could lose all their rights to those shares if the assets of the depositary in Russia are seized or arrested. In that case, holders of ADSs would lose their entire investment.

A court interpreting Russian law may treat the depositary as the owner of the shares underlying the ADSs. This is different from the way other jurisdictions treat ADSs. In the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial,” or real, owners. In U.S. courts, an action against the depositary unrelated to its capacity as depositary under the ADS program would not result in the beneficial owners losing their rights with regard to the underlying shares. Russian law does not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the underlying shares are held, but not the rights of ADS holders to the underlying shares. Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest.

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for the ADSs and relevant requirements of Russian law.

ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They can only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps which are involved. For example, the Joint-Stock Companies Law and our charter require us to notify shareholders not less than 30 days prior to the date of any meeting of shareholders and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors via publication of a notice in the Russian official newspaper Rossiyskaya Gazeta. Our common shareholders will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

For ADS holders, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has in turn undertaken, as soon as practicable thereafter, to mail to ADS holders notice of such any meeting of shareholders, copies of voting materials (if and as received by the depositary from us) and a statement as to the manner in which instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then timely instruct the depositary how to vote their shares. As a result of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. Holders of ADSs may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will: (1) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary; (2) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions; or (3) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

ADS holders may be unable to repatriate their earnings.

Dividends that we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles. Such dividends will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the fees and charges of, and expenses incurred by, the depositary, together with taxes withheld and any other governmental charges. The ability to convert rubles into U.S. dollars is subject to the currency markets. Although there is an active market for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the functioning of this market in the future is not guaranteed.

ADS holders may not be able to benefit from the United States-Russia income tax treaty.

Under Russian law, dividends paid to a non-resident holder of the shares generally will be subject to Russian withholding tax at a rate of 15%. This tax may potentially be reduced to 5% or 10% for U.S. holders of the shares that are legal entities and organizations and to 10% for U.S. holders of the shares that are individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”), provided a number of conditions are satisfied. However, Russian tax rules on the application of double tax treaty benefits to individuals are unclear and there is no certainty that advance clearance would be possible. The Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In a number of clarifications, the Ministry of Finance of the Russian Federation expressed a view that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard non-treaty rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. See “Item 10. Additional Information — Taxation — Russian Income and Withholding Tax Considerations” for additional information.

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

Holders of ADSs may have limited recourse against us and our directors and executive officers because most of our operations are conducted outside the United States and most of our directors and all of our executive officers reside outside the United States.

Our presence outside the United States may limit ADS holders’ legal recourse against us. Mechel is incorporated under the laws of the Russian Federation. Most of our directors and all of our executive officers reside outside the United States, principally in Russia. A substantial portion of our assets and the assets of most of our directors and executive officers are located outside the United States. As a result, holders of our ADSs may be limited in their ability to effect service of process within the United States upon us or our directors and executive officers or to enforce in a U.S. court a judgment obtained against us or our directors and executive officers in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for holders of ADSs to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

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

Risks Relating to the Russian Federation

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could cause the value of our shares and ADSs to fluctuate widely.

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that the value of securities of Russian companies is subject to rapid and wide fluctuations due to various factors. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

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

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product, a relatively stable Russian ruble, strong domestic demand, rising real wages and a reduced rates of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the gross domestic product’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government has taken certain anti-crisis measures using the

“stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. However, Russian gross domestic product declined by 7.9% in 2009, according to Rosstat. Furthermore, the full impact of global economic crisis on Russia is not yet clear, and it is possible that the Russian economy could continue to be impacted in the near future. Further economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

The Russian banking system is still developing, and another banking crisis could place severe liquidity constraints on our business.

We and our Russian subsidiaries hold a substantial majority of ruble and foreign currency cash in Russian banks, including Russian banking subsidiaries of foreign banks, and a substantial portion of our loans are from Russian banks, including state-owned banks such as Sberbank, VTB Bank and Gazprombank. Moreover, we rely on the Russian banking system to complete various day-to-day fund transfers and other actions required to conduct our business with customers, suppliers, lenders and other counterparties.

While the impact of the global financial crisis on the Russian banking system has been contained by the actions by the CBR, the risk of further instability remains high. With few exceptions (notably the state owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Risk management, corporate governance and transparency and disclosure remain below international best practices. In the recent global financial crisis, Russian banks were faced with a number of problems simultaneously, such as withdrawal of deposits by customers, payment defaults by borrowers and deteriorating asset values and ruble depreciation. Russian banks faced and continue to face serious mismatches in their liabilities (consisting in large part of foreign debt) and assets (loans to Russian borrowers and investments in Russian assets and securities).

These weaknesses in the Russian banking sector make the sector more susceptible to market downturns or economic slowdowns including due to defaults by Russian borrowers that may occur during such market downturn or economic slowdown. The continuation or worsening of the banking crisis or the bankruptcy or insolvency of the banks in which we hold our funds could prevent us from accessing our funds or affect our ability to complete banking transactions in Russia, or may result in the loss of our deposits altogether, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The infrastructure in Russia needs significant improvement and investment, which could disrupt normal business activity.

The infrastructure in Russia largely dates back to the Soviet era and has not been adequately funded and maintained since the dissolution of the Soviet Union. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. The deterioration of the infrastructure in Russia harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

The Russian economy and the value of our shares and ADSs could be materially adversely affected by fluctuations in the global economy.

The recent turmoil in the international credit markets, the global economic slowdown and the collapse or near-collapse of several large financial institutions have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or antidumping measures by any of its principal export markets.

As many of the factors that affect the Russian and global economies affect our business and the business of many of our domestic and international customers, our business could be materially adversely affected by a prolonged downturn affecting the Russian or global economy. In addition to reduced demand for our products, we may experience increases in overdue accounts receivable from our customers, some of whom may face liquidity problems and potential bankruptcy. Our suppliers may raise their prices, eliminate or reduce trade financing or reduce their output. A decline in product demand, a decrease in collectability of accounts receivable or substantial changes in the terms of our suppliers’ pricing policies or financing terms, or the potential bankruptcy of our customers or contract counterparties may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 3(n) to our consolidated financial statements.

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

Corruption and negative publicity could negatively impact our business and the value of our shares and ADSs.

The local press and international press have reported high levels of corruption in Russia, including unlawful demands by government officials and the bribery of government officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, there are reports of the Russian media publishing disparaging articles in return for payment. If we are accused of involvement in government corruption, the resulting negative publicity could disrupt our ability to conduct our business and impair our relationships with customers, suppliers and other parties, which could have a material adverse affect on our business, financial condition and results of operations and the value of our shares and ADSs.

Shortage of skilled Russian labor could materially adversely affect our business, financial condition, results of operations and prospects.

Currently the Russian labor market does not suffer from an acute shortage of skilled workers, but such a shortage may occur in the future. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. In 2009, Rosstat estimated Russia’s population at 142 million, a decline of almost seven million from 1992. Although the birth rate recently reached its highest rate in 15 years, the population continues to decline due to a relatively low birth rate, an aging population and low life expectancy. Russia’s working age population is estimated to decline by 10-20 million by 2025. If the present trend continues without a migration inflow to Russia, the decreasing working population will become a barrier to economic growth around 2015, according to the National Human Development Report for the Russian Federation produced by the United Nations Development Program in 2008. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

Legal risks and uncertainties

Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

An existing provision of the law that a license may be suspended or terminated if the licensee does not comply with the “significant” or “material” terms of a license is an example of such a deficiency in the legislation. The MNR (including its successor agency since May 13, 2008, the Ministry of Natural Resources and Ecology) has not issued any interpretive guidance on the meaning of these terms. Similarly, under Russia’s civil law system, court decisions interpreting these terms do not have any precedential value for future cases and, in any event, court decisions in this regard have been inconsistent. These deficiencies result in the regulatory authorities, prosecutors and courts having significant discretion over enforcement and interpretation of the law, which may be used to challenge our subsoil rights selectively and arbitrarily.

Moreover, during the tumultuous period of the transformation of the Russian planned economy into a free market economy in the 1990s, documentation relating to subsoil licenses was not properly maintained in accordance with administrative requirements and, in many cases, was lost or destroyed. Thus, in many cases, although it may be clearly evident that a particular enterprise has mined a licensed subsoil area for decades, the historical documentation relating to their subsoil licenses may be incomplete. If, through governmental or other challenges, our licenses are suspended or terminated we would be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

All of these weaknesses could affect our ability to protect our rights under our licenses and under our contracts, or to defend ourselves against claims by others. We make no assurances that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntarily liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Many Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have following subsidiaries with negative net assets: Kaslinsky Architectural Art Casting Plant OOO, Tikhvin Ferroalloy Plant, Mechel-BusinessService, Mechel-Service, Port Kambarka, SocResource, PromComplex, VtorResource-Yuzhny, Mechel-Zakazchik, DVNPU, and Mechel-Ferroalloys Management Company.

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

In mid-2008, Mechel came under public criticism by the Russian government. Repeated statements were made accusing Mechel of using tax avoidance schemes and other improprieties. Ultimately the allegations regarding tax avoidance were not confirmed by the tax authorities, but the antimonopoly investigation resulted in imposition of a fine and a number of FAS directives regarding our business practices. See “— Risks Relating to Our Business and Industry — Antimonopoly Regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices” and “Item 8. Financial Information — Litigation — Antimonopoly.”

Selective government action, if directed at us or our controlling shareholder, could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Due to still-developing law and practice related to minority shareholder protection in Russia, the ability of holders of our shares and ADSs to bring, or recover in, an action against us may be limited.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. See “Item 10. Additional Information — Description of Capital Stock — Rights attaching to common shares.” Disclosure and reporting requirements have also been enacted in Russia. Concepts similar to the fiduciary duties of directors and officers to their companies and shareholders are also expected to be further developed in Russian legislation; for example, amendments to the Russian Code of Administrative Offenses imposing administrative liability on members of a company’s board of directors or management board for violations committed in the maintenance of shareholder registers and the convening of general shareholders’ meetings. While these protections are similar to the types of protections available to minority shareholders in U.S. corporations, in practice, the enforcement of these and other protections has not been effective.

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders’ meeting. Thus, controlling shareholders owning less than 75% of the outstanding shares of a company may hold 75% or more of the voting power if enough minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders’ meeting, they are in a position to approve amendments to a company’s charter, reorganizations, significant sales of assets and other major transactions, which could be prejudicial to the interests of minority shareholders. See “— Risks Relating to Our Business and Industry — The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters”

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation, as amended (the “Civil Code”), and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of the joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an “effective parent.” The entity whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Joint-Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such entities; and

•	the effective parent gives obligatory directions to the effective subsidiary based on the above-mentioned decision-making capability.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. Other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, financial condition, results of operations and prospects.

Shareholder rights provisions under Russian law could result in significant additional obligations on us.

Russian law provides that shareholders that vote against or do not participate in voting on certain matters have the right to request that the company redeem their shares at value determined in accordance with Russian law. The decisions of a general shareholders’ meeting that trigger this right include:

•	decisions with respect to a reorganization;

•	the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of the company’s assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated, except for transactions undertaken in the ordinary course of business; and

•	the amendment of the company’s charter in a manner that limits shareholder rights.

Our and our Russian subsidiaries’ obligation to purchase shares in these circumstances, which is limited to 10% of our or the subsidiary’s net assets, respectively, calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects due to the need to expend cash on such obligatory share purchases.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of our shares and ADSs.

Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders, by licensed registrars located throughout Russia. Regulations have been adopted regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Furthermore, the depositary, under the terms of the deposit agreement governing our ADSs, will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See “Item 10. Additional Information — Description of Capital Stock — Registration and transfer of shares.”

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

Laws related to these taxes have been in force for a short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, as amended (the “Russian Tax Code’’), which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate profits tax, VAT and property tax with new chapters of the Russian Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose severe fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to re-audit taxpayers which were audited by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. As a result of the fact that none of the relevant terms are defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek back taxes and penalties beyond the three year term. In some instances, new tax regulations have been given retroactive effect.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends paid by Russian companies are subject to a withholding tax of: (1) 0%, if distributed to company which has continuously held not less than a 50% share in the charter capital of the company paying dividends and the cost of acquisition of this share exceeded 500 million rubles; (2) 9%, if distributed to other Russian companies and/or individuals who are Russian tax residents; and (3) 15%, if distributed to foreign companies and individuals who are not Russian tax residents. Dividends from foreign companies to Russian companies are subject to a tax of 9%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the

Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized by the tax agent if taxes were withheld by the tax agent under foreign tax law or an international tax agreement.

In addition, application of current Russian thin capitalization rules could affect our ability to deduct interest on certain borrowings that we would otherwise be able to deduct. In particular, we may not be able to deduct interest on loans we extend to our subsidiaries or on borrowings which our subsidiaries receive from independent banks and which are guaranteed by us.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance. See also “— Risks Relating to the Russian Federation — Legal risks and uncertainties — Selective government action could have a material adverse effect on the investment climate in Russia and on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.”

Vaguely drafted Russian transfer pricing rules expose our business to the risk of significant additional liabilities.

Russian transfer pricing rules, effective since 1999, give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations if the transaction price deviates by more than 20% from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, and are subject to interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and make adjustments which could affect our tax position. As of the end of 2007, as a result of various tax audits of our companies we received assessments from the tax authorities for transfer-pricing related taxes, interest and penalties totaling 496 million rubles relating to the years 2004-2005. As a result of tax audits held in 2009, Korshunov Mining Plant was subject to an additional tax assessment of transfer pricing related taxes and incurred penalties in the amount of 73.3 million rubles for the year 2005. Korshunov Mining Plant filed a court claim against the tax authorities seeking the invalidation of this tax assessment. See “Item 8. Financial Information. Litigation — Tax.” We have so far successfully challenged these assessments in court. If similar assessments are upheld in the future, our business, financial condition, results of operations and prospects could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties. Under Russian law, tax authorities may review past tax periods relating to the years 2007-2009 and make claims in connection with such reviews. See also “— Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs” and “Item 8. Financial Information — Litigation — Tax.”

In addition, a number of draft amendments to the transfer pricing law have been introduced which, if implemented, would considerably tighten the existing law. The proposed changes, among other things, may shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices.

Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments.

On April 29, 2008, the Federal Law “On the Procedure for Foreign Investment in Companies With Strategic Impact on the National Defense and Security of the Russian Federation” was adopted. See “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — The Strategic Industries Law.”

As our subsidiary Southern Urals Nickel Plant carries out exploration and production on land plots with nickel and cobalt ore deposits which are included in the official list of subsoil plots of federal importance published on March 5, 2009 in the Russian official gazette Rossiyskaya Gazeta (the “Strategic Subsoil List”), it qualifies as a company with strategic importance for the national defense and security of the Russian Federation (a “Strategic Company”) and is subject to special regulation. Our subsidiaries Port Posiet, Port Kambarka and Port Temryuk are included in the register of natural monopolies, and therefore are also Strategic Companies.

According to the Strategic Industries Law, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be strategic activity. Our subsidiary Urals Stampings Plant has been found by the FAS to hold a dominant position on the market of carbonic, alloyed and heat-resistant alloyed stampings. Such products are of a type generally used in the production of weapons and military equipment. Therefore, Urals Stampings Plant may also qualify as a Strategic Company. Furthermore, entities producing and distributing industrial explosives and entities that operate equipment containing radioactive materials are also deemed to be Strategic Companies. Thus, our subsidiaries Yakutugol and Vzryvprom also qualify as Strategic Companies, as they both hold licenses to produce industrial explosives and Yakutugol, in addition, holds a license to operate equipment containing radioactive materials.

Therefore, any sale to a foreign investor or group of entities of a stake in Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom and, possibly, Urals Stampings Plant, which, according to the Strategic Industries Law, is deemed to transfer control, as described in “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — The Strategic Industries Law,” will be subject to prior approval from state authorities. Likewise, a sale to a foreign investor or its group of entities of a stake in Mechel which provides control (as defined in the Strategic Industries Law) over Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom and, potentially, Urals Stampings Plant, will also be subject to prior approval in accordance with the Strategic Industries Law.

Additionally, in case a foreign investor or its group of entities which is a holder of securities of Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom and, potentially, Urals Stampings Plant, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to the allocation of voting shares as a result of certain corporate procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, or holders of preferred shares becoming entitled to vote at a general shareholders meeting in cases provided under Russian law), such shareholders will have to apply for approval within three months after they acquired such control.

In this connection, there is a risk that the requirement to receive prior or subsequent approvals and the risk of not being granted such approvals might affect our ability to attract foreign investments, create joint ventures with foreign partners with respect to our companies that qualify as Strategic Companies or effect restructuring of our group which might, in turn, materially adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Other Countries Where We Operate

We face risks similar to those in Russia in other countries of the former Soviet Union and former Soviet-bloc countries in Eastern and Central Europe.

We currently have five steel mills in Romania, a wire products plant in Lithuania, a blocking minority stake in a power plant in Bulgaria and two mining projects in Kazakhstan. We may acquire additional operations in countries of the former Soviet Union, former Soviet-bloc countries in Eastern and Central Europe or elsewhere. As with Russia, those countries are emerging markets subject to greater political, economic, social, tax and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in “— Economic risks,” “— Political and social risks” and “— Legal risks and uncertainties.”

New regulatory requirements for obtaining certain permits under Section 404 of the Clean Water Act may result in delays, additional costs or the inability to proceed with certain U.S. mining operations.

For some of our proposed U.S. mining operations, we will need to obtain certain permits issued by the United States Army Corps of Engineers (“Corps”) under the Clean Water Act § 404 (“404 Permits”). Such permits are required in order to undertake construction of valley fills, coal refuse disposal areas, and other activities associated with those operations that would have the effect of filling (covering) ephemeral, intermittent or perennial streams. Since approximately 2003, the Corps’ issuance of 404 Permits for coal-related fill projects (especially large-scale surface mines) has been the subject of continual litigation and other challenges by environmental groups, resulting in several court opinions that had the effect of substantially restricting issuance of such permits and curtailing coal production.

On June 11, 2009, the U.S. Environmental Protection Agency (“EPA”), Corps, and other U.S. agencies with control over this permitting program issued a Memorandum of Understanding (“MOU”) that identified several steps that will be taken as to pending and future 404 permit applications, in order to implement an “Enhanced Coordinated Review Process” for the purpose of significantly reducing the harmful environmental consequences of Appalachian surface coal mining operations. Since release of the MOU, very few 404 permits have been issued, and each of those permits that were issued included modifications to the proposed mining plan and additional environmental monitoring provisions that require adaptive management and revisions to mine plans should certain indicia of harm to the aquatic system be observed. Companies with 404 permit applications that have been pending for a year or longer are currently required to engage in meetings with Corps and EPA staff before those applications are submitted for further processing, and the timeline for issuance of such permits is uncertain. It is also widely expected that some of those permit applications will be denied, or that EPA will exercise its Clean Water Act veto authority over some 404 permits that are issued by the Corps.

Although we have no immediate need for new 404 permits to continue our current U.S. mining operations in the short term, some of our future mine plans (including the continuation of existing mines) will require the issuance of such permits to proceed. Whether the regulatory environment will be such that 404 permits for those projects may be expected to be issued in a timely manner, in the form required for such plans to be implemented, is difficult to predict. Our inability to obtain such permits or any unexpected delay or additional costs incurred in connection with securing such permits could have a material adverse effect on the financial performance of our U.S. coal mining operations.

The cost and availability of reliable transportation could negatively impact our U.S. coal mining operations.

The availability and cost of reliable transportation for our U.S. coal is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources.

Our U.S. mines depend on a single rail road carrier, Norfolk Southern. Disruption of any transportation services due to weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers. For example, the snowfall in the winter of 2009-2010, which was the heaviest in the last decade, caused delays in our supplies of coal to customers. Furthermore, improvement works carried on at the Norfolk and Southern Hartland Corridor Tunnel caused delays in railcar deliveries to our mines for up to four days. In addition, after Norfolk Southern made certain cuts in equipment and personnel during the economic slowdown in 2009, it is currently facing difficulties in building up its transportation capacity to meet the increasing demand for railcars. Transportation providers may face increased regulation or other difficulties in the future that may impair our ability to supply coal to our customers at a competitive cost. If there are disruptions of the transportation services and we are unable to make alternative arrangements to ship our coal, the financial performance of our U.S. coal mining operations could be materially adversely affected.

Defects in title or loss of any leasehold interests in our U.S. properties could limit our ability to conduct mining operations or result in significant cost increases.

We conduct a significant part of our mining operations in the United States on properties that we lease. A title defect or the loss of any lease could adversely affect our ability to mine the associated reserves. In addition, from time to time the rights of third parties for competing uses of adjacent, overlying, or underlying lands such as for oil and gas activity, coalbed methane, production, pipelines, roads, easements and public facilities may affect our ability to operate as planned if our title is not superior or alternative arrangements cannot be negotiated. Title to much of our leased properties and fee mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist or competing interests cannot be resolved. In order to obtain leases or other rights to conduct our mining operations on property where these defects exist, we may incur unexpected costs or be compelled to leave un-mined the affected reserves, resulting in a material adverse effect on the financial performance of our U.S. coal mining operations.

A shortage of skilled labor in the mining industry could negatively impact the profitability of our U.S. coal mining operations.

Efficient coal mining using modern techniques and equipment requires skilled workers. Ideally, we seek to hire individuals with sufficient level of experience to ensure a minimum level of operational efficiency. In recent years, the U.S. coal mining industry has faced a shortage of skilled workers, thus increasing costs and decreasing productivity. In the event the shortage of experienced labor continues or worsens, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal.

The Bluestone companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters and face a highly litigious environment.

Like other mining businesses in the United States, our Bluestone companies are subject to a wide range of rules and regulations, including those governing water discharges, air emissions, the management, treatment, storage, disposal and transportation of hazardous materials and waste, protection of plants, wildlife and other natural resources, worker health and safety, reclamation and restoration of properties after mining activities cease, surface subsidence from underground mining, blasting operations, noise, the effects of mining on surface water and groundwater quality and availability, and reporting and recordkeeping. Violations of these requirements can result in fines, penalties, required facility upgrades or operational changes, suspension or revocation of permits and, in severe cases, temporary or permanent shut-down of our mines. We incur substantial costs in order to comply with U.S. governmental regulations that apply to our operations in the United States.

We could also become subject to investigation or cleanup obligations, or related third-party personal injury or property damage claims, in connection with on-site or off-site contamination issues or other non-compliance with U.S. regulatory requirements. In particular, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or commonly known as the “Superfund law”) and analogous state laws, current and former property owners and operators, as well as hazardous waste generators, arrangers and transporters, can be held liable for investigation and cleanup costs at properties where there has been a “release” or “threatened release” of hazardous substances. Such laws can also require so-called “potentially responsible parties” to fund the restoration of damaged natural resources or agree to restrictions on future uses of impacted properties.

Liability under such laws can be strict, joint, several and retroactive. Accordingly, we could theoretically incur material liability (whether as a result of government enforcement, private contribution claims or private personal injury or property damage claims) for known or unknown liabilities at (or caused by migrations from or hazardous waste shipped from) any of our current or former facilities or properties, including those owned or operated by our predecessors or third parties or at third party disposal sites. In addition, lawsuits by employees, customers, suppliers and other private parties may be costly to defend and could lead to judgments for damages.

Changes in U.S. regulations and the passage of new legislation in the United States could materially adversely affect the Bluestone companies’ operations, increase our costs or limit our ability to produce and sell coal in the United States.

New legislation, regulations and rules adopted or implemented in the future (or changes in interpretations of existing laws and regulations) may materially adversely affect our U.S. operations. Some U.S. commentators expect that the current U.S. administration could implement policies or sponsor legislation that will make the production and/or consumption of coal in the United States more expensive and create additional regulatory burdens, and it remains unclear whether this will affect the business and prospects of the Bluestone companies. In particular, future regulation of greenhouse gases in the United States could occur pursuant to future treaty obligations, statutory or regulatory changes under the U.S. Clean Air Act, federal or state adoption of a greenhouse gas regulatory scheme, or otherwise. The U.S. Congress has recently considered, and there are pending, various proposals to reduce greenhouse gas emissions, and EPA recently issued several proposed determinations and rulemakings relating to greenhouse gas emissions from various sources. In the absence of federal legislation, many states and regions have undertaken greenhouse gas initiatives.

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

Furthermore, surface and underground mining are subject to increasing regulation, including pursuant to the federal MINER Act, blast survey and monitoring restrictions, and requirements by the Corps and the U.S. Department of Interior’s Office of Surface Mining, which may require us to incur additional costs. Recent underground mining accidents in the United States, culminating in a mine explosion in West Virginia that killed 29 miners in April 2010, have resulted in calls by government officials for the U.S. Mine Safety and Health Administration to intensify its oversight and enforcement of mine safety, and to impose increasingly punitive measures against mining companies that violate mine safety laws, including, where necessary, closure of dangerous mines. Increased oversight, enforcement and regulation of mine safety could cause us to incur increased compliance costs, some of which could be material.

We must obtain, maintain and comply with numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain, renew or comply with necessary permits and approvals could negatively impact our business.

Numerous governmental permits and approvals are required for our U.S. coal mining operations. Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than existing permits. In addition, violations of our permits may occur from time to time, permits we need may not be issued or, if issued, may not be issued in a timely fashion.

We may be subject to significant mine reclamation and closure obligations with respect to our U.S. coal mining operations.

The U.S. Surface Mining Control and Reclamation Act (“SMCRA”) and counterpart state rules establish operational, reclamation and closure standards for all aspects of surface mining in the United States, as well as many aspects of underground mining. Our estimated reclamation and mine closure obligations could change significantly if actual amounts (which are dependent on a number of variables, including estimated future retirement costs, estimated proven reserves and assumptions involving profit margins, inflation rates and interest rates) differ significantly from our assumptions, which could have a material adverse affect on our business, financial condition, results of operations and prospects.

Extensive environmental regulation in the United States, including the Clean Air Act and similar state and local laws, affect our U.S. customers and could reduce the demand for coal as a fuel source and cause our sales to decline.

The U.S. Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds that are emitted into the air from power plants and other sources. Stricter regulation of such emissions could increase the cost of using coal in the United States, reducing demand and make it a less attractive fuel alternative for future planning.

For example, in order to meet the Clean Air Act limits on sulfur dioxide emissions from power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to other fuels. Some of EPA’s initiatives to reduce sulfur dioxide, nitrous oxide and mercury emissions have been the subject of litigation in recent years, and EPA continues to address issues raised in court opinions. In addition, several electric utilities have been sued by the government for alleged violations of the Clean Air Act and have faced suits by environmental groups during the initial permitting process for new coal-fired power plants, which has had a chilling effect on the construction of such plants. Both of these activities could adversely impact the demand for coal.

To the extent compliance with these laws and regulations and any new or proposed requirements affect our customers in the United States, an important market for the Bluestone companies, this could materially adversely affect our business, financial condition, results of operations and prospects.

Mining in the Northern and Central Appalachian region of the United States is more complex and involves more regulatory constraints than in other U.S. geographic areas.

The geological characteristics of Northern and Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As such mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in other areas such as in the western United States, permitting, licensing and other environmental and regulatory requirements are more costly and time consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, operators in Northern and Central Appalachia, including our Bluestone companies.

Item 4.	Information on the Company

Overview

We are a vertically integrated group with revenues of $5.8 billion in 2009, $10.0 billion in 2008 and $6.7 billion in 2007, with operations organized into four industrial segments: mining, steel, ferroalloys and power.

Our mining segment produces coking and steam coal, as well as iron ore and iron ore concentrate. The segment consists of coal and iron ore mines in Russia and the U.S. Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky basin, near Mezhdurechensk in southwestern Siberia. These mines include four open pit mines and three underground mines. Our subsidiary Yakutugol operates coal mines located in the Sakha Republic in eastern Siberia, consisting of two open pit mines and one underground mine. Yakutugol also holds the license to mine the undeveloped Elga coal deposit, which we plan to mine using the open pit method after the completion of the construction of a private rail branch line of approximately 315 kilometers in length, which will connect the Elga coal deposit to the Baikal-Amur Mainline. Our Bluestone subsidiaries operate four mining complexes in West Virginia, United States, consisting of open pit and underground mines.

We also provide coal washing services, both to our coal-mining subsidiaries and to third parties; according to Rosinformugol, a Russian coal industry information agency, at the end of 2009 we controlled 21.3% of Russia’s overall coal-washing capacity.

Our subsidiary Korshunov Mining Plant operates three open pit iron ore mines: Korshunovsk, Rudnogorsk and Tatianinsk. These mines are located near Zheleznogorsk-Ilimsky, a town in the Irkutsk region in central Siberia.

In April 2008, we established Mechel Mining, a wholly-owned subsidiary in which we consolidated the coal and iron ore assets of our mining segment (Southern Kuzbass Coal Company, Korshunov Mining Plant and Yakutugol; Bluestone will also be transferred under Mechel Mining). After this consolidation, Mechel Mining established Mechel Mining Management, a management company which acts as executive body of our subsidiaries in the mining segment.

Our steel segment produces and sells semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including wire products, stampings and forgings. We also produce significant amounts of coke, both for internal use and for sales to third parties. We have the flexibility to supply our own steel mills with our mining products or to sell such mining products to third parties, depending on price differentials between local suppliers and foreign and domestic customers.

Our steel and steel-related production facilities in Russia include two integrated steel mills, a coke plant, a wire products plant, a forging and stamping mill and a scrap processing facility in the southern Ural Mountains, a wire products plant in northwestern Russia near the border with Finland and a coke and coal gas plant near Moscow. Outside of Russia, our steel facilities are in the European Union, including a wire products plant in Lithuania and five steel mills in Romania.

Mechel-Steel Management acts as the executive body of our subsidiaries in the steel segment.

Our ferroalloys segment produces and sells low-ferrous ferronickel, ferrochrome and ferrosilicon. We have owned the Southern Urals Nickel Plant (a nickel mining and production operation) since 2001. We acquired Bratsk Ferroalloys Plant (a ferrosilicon producer) in 2007. In April 2008, we completed the acquisition of 99.3% of Oriel Resources from its shareholders in a public offer conducted under the U.K. Takeover Code. The assets acquired with Oriel Resources included Tikhvin Ferroalloy Plant, a ferrochrome producer located near St. Petersburg, as well as the Voskhod chrome and Shevchenko nickel projects in Kazakhstan. The acquisition of Oriel Resources was a key milestone in the development of our ferroalloy segment. The activities of this segment are aimed at increasing the efficiency of our steel segment by supplying raw materials (ferroalloys) to the steel segment for specialty and stainless steel production.

In October 2008, we completed the consolidation of our ferroalloy assets in Oriel Resources. Oriel Resources now owns a 100% interest in Tikhvin Ferroalloy Plant, a 100% interest in Bratsk Ferroalloys Plant, an 84.06% interest in Southern Urals Nickel Plant, and holds through its subsidiaries licenses for the Voskhod chrome and the Shevchenko nickel deposits in Kazakhstan. Southern Urals Nickel Plant operates two open pit nickel mines, Sakhara and Buruktal, and a nickel production plant in Orsk in the Orenburg region, in the southern part of Russia’s Ural Mountains. In the course of the consolidation we established Mechel Ferroalloys Management, a management company that acts as the executive body of each of the companies in our ferroalloys segment.

Our power segment produces and sells electricity to internal and external customers. The segment was formed in April 2007, when we acquired a controlling interest in Southern Kuzbass Power Plant, located in Kaltan, in the Kemerovo region. In June 2007, we acquired a controlling interest in Kuzbass Power Sales Company, the largest power distribution company in the Kemerovo region. In December 2007, we purchased a 49% stake in Toplofikatsia Rousse JSC (“Toplofikatsia Rousse”), a power plant located in Rousse, Bulgaria, which uses steam coal mined by our Southern Kuzbass Coal Company. Our power segment enables us to market higher value-added products made from our steam coal, such as electricity and heat energy, and increase the electric power self-sufficiency of our mining and steel segments.

Our group includes a number of logistical and marketing companies that help us to deliver and market our mining products, raw steel, manufactured steel goods and ferroalloy products. We have freight seaports in Russia on the Pacific Ocean and on the Black Sea and a freight river port on a tributary of the Volga River in central Russia. We have a freight railcar pool, and we have begun building a private rail branch line to access our Elga coal deposit in Yakutia. In 2009 we started to build up our own truck fleet. We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with 42 regional offices.

Mechel OAO is an open joint-stock company incorporated under the laws of the Russian Federation. From the date of our incorporation on March 19, 2003 until August 19, 2005, our corporate name was Mechel Steel Group OAO. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under main state registration number (OGRN) 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street, 1, Moscow 125993, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed CT Corporation Systems, 111 Eighth Avenue, New York, New York 10011 as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares and ADSs or the ADS deposit agreement.

Mechel Nemunas
Kaunas | Lithuania
Vyartsilya Metal Products Plant
Vyartsilya
Tikhvin Ferroalloy Plant
Tikhvin
Mechel Campia Turzii
Campia Turzii | Romania
Mechel Corporate Headquarters
Moscow Coke and Gas Plant
Vidnoe
Izhstal
Izhevsk
Port Kambarka
Kama
Oteiu Rosu
Otelu Rosu | Romania
Ductil Steel Buzau
Buzau | Romania
Laminorul
Braila | Romania
Mechel Targoviste
Targoviste | Romania
Toplofikatsia Rousse power plant
Rousse | Bulgaria
Chelyabinsk Metallurgical Plant
Chelyabinsk
Beloretsk Metallurgical Plant
Beloretsk
Urals Stampings Plant
Chebarkul
Port Mechel-Temryuk
Temryuk
Southern Urals Nickel Plant
Orsk
Shevchenko Nickel Deposit
Kazakhstan
Voskhod Chrome Deposit, Voskhod Mining Plant
Kazakhstan
RUSSIA
Elga Coal Deposit
Yakutugol
Neryungri
Port
Vanino
Korshunov Mining Plant
Zheleznogorsk-Ilimsky
Bratsk Ferroalloy Plant
Bratsk
Southern Kuzbass Coal Company
Mezhdurechensk
Southern Kuzbass Power Plant
Kaltan
Port Posiet
Posiet
MONGOLIA
CHINA
USA
Mechel Bluestone
West Virginia
Mining
Steel
Ferroalloy
Power
Port
Head Office

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are a leading coking coal producer and international coking coal exporter by volume in Russia.

In 2008, we were the largest coking coal producer in Russia, according to the Central Dispatching Department, a Russian information agency reporting on the fuel and energy industry. In 2009, we were the fourth largest producer of coking coal in Russia, based on the data from the Central Dispatching Department, as the result of a decrease in our coking coal production in the first half of 2009. However, in the second half of 2009 we improved our position and were the second largest coking coal producer for that six month period with a 16.5% market share in the coking coal market in Russia by production volume, according to the Central Dispatching Department. At the same time, we maintained our position as Russia’s largest hard-coking coal producer with a 43.8% market share in 2009, according to the Central Dispatching Department. In 2009, our export sales of coking coal were the third largest by volume among Russian companies, according to RasMin OOO (“RasMin”), a private information and research company focusing on the coal-mining industry. According to the Rosinformugol, we also control 25.2% of Russia’s coking coal washing capacity by volume. According to AME Mineral Economics (“AME”) we were one of the largest coking coal exporters in the world in 2009.

We have large coking coal reserves base in Russia and a full-range offering of high-quality coal for blast furnace steel producers.

Our total coking coal reserves in Russia amounted to 181.9 million tonnes as of December 31, 2009.

Our coal reserves allow us to supply steel producers globally with a full range of coals to make high-quality coke or to use in PCI-assisted steel manufacturing. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal concentrates and PCI grades of coal. Most of the coking coal grades of Southern Kuzbass Coal Company are sold in Russia, while PCI grades of coals are exported. Yakutugol produces hard coking coal concentrate grade used by customers both in Russia and in the Asia-Pacific region, while our newly acquired Bluestone coal assets produce hard and semi-hard coking coal concentrate grades used by customers in the United States, Europe, Asia-Pacific and South America. The ability to serve our customers throughout the world with a broad range of metallurgical coal grades gives us a competitive advantage in winning new sales markets and establishing long-term relationship with the customers.

By volume we are Russia’s largest producer of specialty steel products and Russia’s second largest producer of long steel products.

According to Metal Expert, a source for global and steel and raw materials market news, in 2009, we were Russia’s second largest producer of long steel products (excluding square billets) by production volume, and largest producer of reinforcement bars (rebar) and wire rod. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia over the last 10 years. Our share of Russia’s total production volume of rebar in 2009 was approximately 26.9%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s largest producer of specialty steel by production volume, accounting for 36.9% of Russia’s total specialty steel output in 2009. Our product range in specialty steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets.

High degree of vertical integration

Our steel segment is able to source almost all its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coking coal, iron ore and ferroalloys give us significant advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. We are capable of being fully self-sufficient with respect to coking coal and ferroalloys (FeSi, FeNi, FeCr), and 12% and 84% self-sufficient with respect to iron ore and steam coal, respectively. We believe that the level of our self-sufficiency in raw materials gives our steel business a significant competitive advantage.

In 2009, we internally sourced 61% of the coking coal, 12% of the iron ore concentrate, 57% of the nickel, 99% of the ferrosilicon and 71% of the ferrochrome requirements of our steel segment. We constantly adjust the level of inputs that we source from our group companies and external sources on the basis of external economic factors such as market prices and transportation costs, as well as internal changes in demand for certain grades or types of materials. We are capable of satisfying approximately one-fourth of our group’s electricity needs from our own generation facilities; in 2009, we satisfied approximately 22% of our electricity needs internally.

We view our ability to source our inputs internally not only as a hedge against potential supply interruptions, but as a hedge against market volatility. From an operational perspective, since our mining, ferroalloys and power assets produce the same type of inputs that our manufacturing facilities use, we are less dependent on third-party vendors and less susceptible to supply bottlenecks. From a financial perspective, this also means that if the market prices of our steel segment’s inputs rise, putting pressure on steel segment margins, the margins of our mining, ferroalloys and power segments will tend to increase. Similarly, while decreases in commodities prices tend to reduce revenues in the mining and ferroalloys industry, they also create an opportunity for increased margins in our steel business.

The high degree of vertical integration allows our Russian-based operations to have a number of cost advantages vis-à-vis many of our international competitors. These advantages include access to power and gas supplies that are inexpensive relative to many Western producers. Having the ability to internally source our materials also gives us better market insight when we negotiate with our outside suppliers and improves our ability to manage our raw material costs.

Our logistics capability allows us to better manage infrastructure bottlenecks, to market our products to a broader range of customers and to reduce our reliance on trade intermediaries.

We are committed to maximum efficiency in delivering goods to consumers and have been actively developing our own logistics network. Using our own transportation capacity enables us to save costs as we are less exposed to market fluctuations in transportation prices and are able to establish flexible delivery schedules that are convenient for our customers. Our logistics capacities are currently comprised of two sea ports and a river port, as well as a transport operations company, Mecheltrans, which manages the rail transportation of our products and carries out the overall coordination of our sea and rail transportation logistics for our products. Mecheltrans not only transports our products but also provides transportation services to third parties.

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in Russia’s Far East, on the Sea of Japan, allows us easy access to the Asia-Pacific seaborne markets and provides a delivery terminal for the coal mined by our subsidiary Yakutugol in Yakutia. We are in the process of upgrading Port Posiet, which upon completion will enable us to expand the cargo-handling capacity of the port up to 9.0 million tonnes per year in 2011 and to accommodate Panamax ships, which will increase its attractiveness and utility as an export port for large volumes of coal. Port Kambarka, on the Kama River in the Udmurt Republic (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, and is connected by canal to the Don River and the Baltic Sea. Port Temryuk on the Sea of

Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the fast-growing economies of the Black Sea basin and beyond. We are also preparing a feasibility study for construction of a specialized coal transshipment seaport at Vanino in Russia’s Far East with a capacity of up to 25.0 million tonnes per year.

As of December 31, 2009, our subsidiary Mecheltrans owned and leased more than 3,881 rail freight cars that we use to ship our products. On June 23, 2008, pursuant to the terms of our license to mine the Elga coal deposit we began construction on a private rail branch line, which we will own and control subject to applicable regulation. This rail branch line will connect the Elga coal deposit to Ulak Station on the Baikal-Amur Mainline, which in turn connects to the Transsiberian Railway, serving European Russia west of the Ural Mountains and eastward to the Pacific Ocean. We anticipate that the Elga rail branch line will not only provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the primary transportation corridor for coal, iron ore and other raw materials mined in nearby deposits. The rail branch line will be approximately 315 kilometers long. We will need to reconstruct about 60 kilometers of railways, build 250 kilometers of railway, and construct about 100 railway bridges, 33 of which we have already constructed. In 2010 we plan to construct 35 further bridges. Currently, we are reallocating our mining machinery for overburden mining on the Elga coal deposit. To date we have invested $351.9 million in the Elga project, representing 18.4% of the total estimated capital investment for the project planned for the period through 2012.

In 2009, Mechel-Service started to form its own truck fleet for metal products delivery to our clients in the Moscow region. In 2010, we plan to increase the number of trucks in Krasnodar, Ekaterinburg, St. Petersburg and Novosibirsk.

One of the lowest-cost coking coal concentrate producers worldwide

According to AME, our Russian coking coal operations are in the first quartile of the global cash cost curve. Approximately 67% of our coking coal production is mined from open pit mines, which we believe is a greater percentage than any of our major Russian competitors. Open pit mining is generally considered safer, cheaper and faster than the underground method of coal mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining and metals operations.

Strategically positioned to supply key growth markets

Our mining and logistical assets are well-positioned to expand sales to both Atlantic and Asia-Pacific seaborne markets.

Our eastern Siberian coal mines of Yakutugol and its undeveloped Elga coal deposit are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol is located within the shortest distance among Russian coking coal producers to Port Posiet in the Russian Far East. We view the proximity of our mining and logistical assets to key fast-growing economies as a key competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we are better positioned than many of our international competitors to secure future production growth.

Our West Virginia coal-mining operations, carried out through the Bluestone companies, are situated in West Virginia, just 400 miles from the deep-water port in Norfolk, Virginia and in relative proximity to Baltimore and New Orleans. Historically the Bluestone companies’ key markets have been in North America, and in the last two years, they have expanded their sales to Asia and Europe. In 2009, we further expanded the geography of the Bluestone companies’ sales by using our existing international distribution channels to Asia and South America and plan to increase production at Bluestone to 7.0 million tonnes over three years to expand sales to the growing South American markets such as Brazil.

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in all our key specialty steel and rolled long product lines. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in Russia west of the Urals where Russia’s construction industry is most active. The construction industry was a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of construction rebar in 2009 was approximately 26.9%.

Established distribution and sales platform

Our Mechel-Service distribution platform in Russia has 55 storage sites in 42 cities throughout Russia to serve a broad range of end customers. Fourteen of these facilities provide a number of value added services to our customers including bending and cutting of rebars, cutting and uncoiling of steel ropes, production of wire mesh, and cutting of sheet steel. In 2009, we organized retail sites for small shipments to private customers which allows us to obtain additional margins. In Europe, we actively develop sales of metal products through Mechel Service Global which has offices and facilities in eight European countries. Two of these facilities provide a number of value added services to our customers including mechanic, gas, plasma, laser and water cutting, and welding, bending, and the production of welded mesh and frames. Mechel Service Global includes the business of HBL Holding which we acquired in September 2008.

Our direct access to end customers through the provision of value-added services allow us to obtain real-time market intelligence, improve production planning at our steel facilities, sell more high-margin, value-added products by addressing specific customer needs and further diversify our customer base. Until recently we were Russia’s only integrated steel producer with its own developed distribution network.

We also have a non-retail sales and distribution network represented by our Swiss subsidiary Mechel Trading AG with offices in four countries and agents in five additional countries. This network facilitated sales constituting 32% of our total sales both in 2009 and 2008, reducing our reliance on the Russian market in the event that it experiences another downturn.

Track record of acquisitions

Building upon our success in turning around the coal operations of Southern Kuzbass Coal Company in the late 1990s and following our acquisition and revitalization of the Chelyabinsk Metallurgical Plant, in the last few years we have acquired other metal finishing and wire products manufacturing operations, as well as mining, power and ferroalloys operations. As we have acquired and integrated companies that are closer to the end-customers and produce higher-value-added products, the nature of our group has transformed steadily from primarily a raw materials processor to a vertically integrated, logistically coherent mining, steel, ferroalloys and power group. Since the acquisition of Chelyabinsk Metallurgical Plant we have executed over 20 acquisitions in the mining, steel, power, ferroalloy and logistic segments.

Our successful track record of identifying, acquiring and integrating target companies that complement our group is due in part to our clearly defined investment criteria, prudent approval procedures and our time-tested ability to identify synergies in target assets that can be quickly implemented while at the same time moving forward with our longer-term strategic goals. Our acquisition program evaluates potential targets to determine whether they conform to our long-term strategy to shift our product mix up the value chain, expand our mining asset base, expand into new markets and strengthen our position in existing markets and reduce costs through improved management and intra-group synergies. With each of our acquisitions, we aim to implement improved operational and management practices. We also analyze each acquisition to determine the minimum capital expenditures necessary to achieve our target increases in productivity and efficiency, both on a per-asset and group-wide basis. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, industrial production and sales and distribution. We have a track record of using existing workforces and maintaining strong relations with the local communities where we operate following our acquisitions.

The acquisition of Yakutugol is an example of our ability to integrate new acquisitions while identifying and eliminating inefficiencies. After bringing Yakutugol under our management in October 2007, we reduced the cash cost of coking concentrate production from approximately $50 per tonne in the fourth quarter 2007 to approximately $25 per tonne in the second quarter 2008.

Recently, we acquired the Bluestone companies in the United States, which is Mechel’s first experience of acquiring and integrating a company outside Eurasia. The strategic reasons for this acquisition include establishing our coal business on a worldwide level, diversifying our customer base and sales geography and improving the quality and breadth of our offering of coking coal products. With the acquisition of Bluestone, we are now able to supply our customers worldwide with a wider range of coking coal grades.

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses and has successfully transformed us from a small coal trading operation to a large, integrated coal, steel, ferroalloys and power producer. Mr. Zyuzin, one of the founders of our group and our controlling shareholder, is our Chief Executive Officer. Mr. Zyuzin has over 23 years of experience in the coal mining industry and has a doctorate in coal mining technical sciences. Our Senior Vice President, Vladimir Polin, has almost 26 years of production-floor, marketing and management experience in the metals business. Our divisional management also has long-tenured experience in the mining and metals industry. See “— Directors and Executive Officers.”

Business Strategy

Our goal is to become one of the largest mining and metals companies globally. The key elements of our strategy include the following:

Enhancing our position as a leading mining, metals and ferroalloys group

We plan to develop our existing reserves base.

We intend to build on our substantial mining experience by developing our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We currently plan to increase our annual coal production from 18.0 million tonnes in 2009 to 37.0 million tonnes in 2013, and maintain our iron ore concentrate production at the level of at least five million tonnes, with a potential increase in iron ore production by up to 10-12% by 2013 resulting from upgrades at the Korshunov Mining Plant. See “— Capital investment Program.” We intend to expand the production of the Voskhod chrome ore deposit to 1.3 million tonnes per year and to start the exploration of nickel ores at the Shevchenko deposit in Kazakhstan. We plan to further develop our ferroalloy production at Bratsk Ferroalloy Plant through mining quartzite, a raw material for ferrosilicon production, at the Uvatskoye deposit in the Irkutsk region.

We intend to develop the coking and steam coal reserves of Yakutugol. Yakutugol, which has three producing mines as well as two licenses for the undeveloped Elga coal deposit and the Piatimetrovy and Promezhutochny Seam areas, holds mining rights to reserves that we believe will solidify our position as a leading global producer of coking coal for the future. We intend to seek additional mining licenses through acquisitions and/or participation in auctions and tenders in view of our strategic plans and market dynamics. In particular, we believe that obtaining additional mining rights near the Elga coal deposit would allow us to realize more fully the potential benefit of the private rail branch line we are constructing to deliver Elga’s future coal production to the market.

We intend to increase our group’s output of high-value-added steel products and continue to optimize our product mix.

We plan to continue our strategy of selectively investing in technology and equipment modernization, including expanding the use of continuous casters (concasters) in our steel manufacturing facilities, optimizing our product catalog and cutting production costs. We have already built a solid presence in the construction steel business, including the largest market share in rebar, according to Metal Expert based on Russian production volumes in 2009. We are also a market leader in wire rod production and have a strong presence in the construction steel market. We are also one of Russia’s primary producers of specialty steel, having the largest market share, according to Chermet and Metal Expert based on Russian production volumes in 2009.

We intend to continue to seek out acquisition and expansion opportunities and realize the maximum potential from our completed acquisitions.

Our strategy involves finding acquisition and expansion opportunities that we believe will reinforce or complement our existing business lines. We actively monitor global mining, steel and ferroalloys markets for new opportunities.

After the financial and commodities markets stabilize we will continue to seek out opportunities to expand our group through acquisitions, including by obtaining new subsoil licenses in Russia and abroad. In doing so, we will seek to maintain and expand our presence in regions with low costs and high economic growth potential. We intend to continue to selectively acquire value-added downstream businesses such as wire products, stampings and forgings producers to help us reach our customer base, including in new markets. This downstream integration:

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

The recent expansion of our ferroalloy mining, processing and manufacturing capacity, with the acquisition of Bratsk Ferroalloy Plant (which produces ferrosilicon used in all steel manufacturing) and the Oriel Resources assets (which we expect to more than double our capacity to mine and process ferroalloys used to make steel), is consistent with our strategy of maintaining the potential to source our raw material requirements for manufacturing higher value-added steel products. We have expanded our power generation and distribution business, and we see expansion of our power capabilities not only as a diversification measure and a way to market another value-added product made from our coal, but also as a way to have more control over our energy efficiency and hedge against increases in the price of the electricity which is used by our facilities. However, even as we expand and develop our internal sourcing capability, we intend to adhere to our longstanding approach of purchasing inputs from third-party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group. The Bluestone acquisition enlarges our coking coal portfolio, adding high quality hard coking coal with low ash content. This allows us more flexibility to not only serve our coking coal customers, but also to use these grades internally in our coke production, if needed because of market conditions.

We plan to expand our logistical capabilities.

We intend to selectively expand our logistics capabilities. We have engaged project engineers to carry out works on the design and construction of the Elga rail branch line and of the Port Vanino complex. We plan to expand our own fleet of railcars, balancing transportation security and cost efficiencies. We plan to improve logistics in Europe through the establishment of the company Mecheltrans West, which will carry out transportation of Mechel’s cargos via motor and rail transport, as well as work out optimal logistic schemes of cargo delivery.

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

Continuing to improve steel segment margins

Our ongoing plant modernization program is aimed at maintaining capacity at the present level, increasing efficiency and reducing the environmental impact of our operations. In line with this strategy, in 2007 through 2009 we completed modernization of production facilities at Mechel Targoviste, Southern Urals Nickel Plant, Chelyabinsk Metallurgical Plant and Urals Stampings Plant. In continuation of this strategy in 2010 and beyond, we aim to realize projects to construct the universal rail and structural steel mill at Chelyabinsk Metallurgical Plant and modernize the electric arc furnace at Izhstal. See “— Capital Investment Program.”

Continuing expansion in high-growth markets

We plan to increase metallurgical coal sales to high-growth international markets.

We intend to continue to capitalize on our ability to serve fast-growing Asian and other international markets by leveraging our growth in production and favorable geographic location of our coal producing and logistics assets. In particular we view Japan, China, South Korea and India as countries to which our international growth strategy will be applied. We further plan to expand production at our Bluestone operations to export coking coal to fast-growing South American markets including Brazil.

Further develop our domestic and European distribution capabilities

Our continued focus on the domestic Russian market is a key element of our strategy. We are particularly well-positioned to supply construction and infrastructure projects in Russia from our Chelyabinsk Metallurgical Plant located in the southern Urals and our Beloretsk Metallurgical Plant in Bashkortostan. The geographical reach of our Mechel Service production and logistics facilities and sales network provides us with a strong platform to grow our sales. Before the financial crisis, Mechel-Service’s operations in Europe were limited to Germany, Romania and Belgium. In 2009 Mechel-Service expanded its distribution network to Netherlands, Serbia, Bulgaria and Italy. We plan to further expand our Mechel-Service network in Europe.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — History of incorporation.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into a large, integrated mining, steel, ferroalloys and power group, comprising coal, iron ore, nickel, chrome ore and limestone assets and coke, steel and ferroalloy production, with operations and assets in Russia, Romania, Bulgaria, Lithuania, Kazakhstan and the United States. With each of our acquisitions, we implement operational and management practices. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

After the recent restructuring of our assets into separate mining, steel, ferroalloy and power segments, we have been implementing management, reporting and control systems for each respective subsidiary holding company, allowing for the preparation of consolidated financial statements for each of them.

We intend to retain a controlling voting interest in each of our subsidiary holding companies as we continue to build upon our business model of vertical integration among our assets. See “— Risk Factors — Risks Relating to Our Business and Industry — If shares of our subsidiary holding companies are listed on a stock exchange, it could entail changes in such companies’ management and corporate governance that might affect our integrated business model.”

Mining Segment

Our mining segment produces coking coal and steam coal concentrates, as well as iron ore, iron ore concentrate and limestone. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Bluestone, which together produced 10.2 million tonnes of coking coal and 7.5 million tonnes of steam coal in 2009. Our iron ore operations consist of Korshunov Mining Plant which produced 11.3 million tonnes of iron ore and 4.2 million tonnes of iron ore concentrate in 2009. Our limestone operations consist of Pugachev limestone quarry which produced 1.9 million tonnes of limestone in 2009.

Description of key products

Coking coal and coking coal concentrates.  Coking coal is washed, low-phosphorous bituminous coal designated for further processing into coke in coking furnaces, which in turn is used in the blast furnace in the production of pig iron, a precursor of steel in integrated steel mills. Coking coals have high plasticity, meaning that they are amenable to being softened, liquefied and re-solidified into hard and porous lumps when heated in the absence of air. From our Southern Kuzbass Coal Company and Yakutugol we offer coking coal of marks OS (meager and caking), KS (coking and caking), KS (blend), KO (coking and meager) and K9 (coking). We process coking coal into coking coal concentrate to reduce ash content. We offer coking coal concentrate of marks OS (meager and caking), KO (coking and meager), KS (coking and caking) and K9 (coking). Our West Virginia-based Bluestone subsidiaries produce low, medium and high volatility hard coking coal. Coking coals can be mixed in different proportions to provide blends with the best characteristics for any specific customer. Blending takes place directly in port when loading to a vessel, without any additional washing at processing plants. This approach saves money and provides a competitive advantage over competitors with higher processing costs.

Steam coal and steam coal concentrates.  Steam coal has properties that make it suitable for use in thermal applications, including electric power generation. From our Southern Kuzbass Coal Company we offer steam coal and steam coal concentrate of marks T (lean) and A (anthracite) in various grain-size classes, GZhO (gas, fat and meager) and TR (lean and run-of-mine). We also offer steam coal from Yakutugol of marks 3SS (weakly to non-caking), K6 (coking and oxidized), D (long-flame) and B2 (brown category 2). Our Bluestone subsidiaries produce medium and high volatility bituminous steam coal.

Other coal products.  From our Southern Kuzbass Coal Company we also offer our customers middlings and anthracite concentrates of various grades.

Iron ore concentrate.  From our Korshunov Mining Plant we offer iron ore concentrate with a standard iron weight fraction of 62%.

Mining process

Coal.  At our Russian and U.S. mines, coal is mined using open pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our open pit mines. Production at the underground mines is predominantly from longwall mining, a form of underground coal mining where a long wall of coal in a seam is mined in a single slice. After mining, depending upon the amount of impurities in the coal, the coal is processed in a washing plant, where it is crushed and impurities are removed by gravity methods. Coking coal concentrate is then transported to steel plants for conversion to coke for use in pig iron smelting. Steam coal is shipped to power utilities which use it in furnaces for steam generation to produce electricity. Among the key advantages of our mining business is the high quality of our coking coal, the low level of volatile matter in our steam coal and our modern coal washing facilities in Russia, primarily built during the 1970s and 1980s, including facilities built as recently as 2001-2002. Coal extracted at each of the Bluestone mining complexes is processed at the on-site coal preparation plants. Coal mined in Central Appalachia typically contains impurities such as rock, shale and clay and occurs in a wide range of particle sizes. The coal preparation plants treat the coal to ensure a consistent quality and to enhance its suitability for particular end-users. In 2009, the Bluestone preparation plants processed all of the washable raw coal we produced in the Bluestone complexes. Steam coal is not processed and is sold as is, as well as some high quality coking coal which does not need washing.

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

Limestone.  Our limestone mining operation uses conventional open pit mining technology. Ore is drilled and blasted, then loaded with electric shovels into haul trucks. Relatively minor amounts of waste are hauled to external dumps. The ore is hauled to stockpiles located adjacent to the crushing and screening plant. Ore is crushed, screened and segregated by size fraction. The crushed limestone is separated into three product categories for sale: 0-20 millimeters, 20-40 millimeters and 40-80 millimeters.

Coal production

Our active Russian coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in eastern Siberia. The earliest production at our Kuznetsky basin mines was in 1953, and 1979 in our Sakha Republic mines. The table below summarizes our coal production by mine and type of coal for the periods indicated.

	2009		2008		2007
		% of		% of		% of
Mine(1)	Tonnes	Production	Tonnes	Production	Tonnes	Production
		(In thousands of tonnes)(2)

Coking Coal
Sibirginsk Open Pit	1,446	14.1%	2,522	16.6%	2,181	20.9%
Tomusinsk Open Pit	1,337	13.1%	1,952	12.9%	2,385	22.9%
Olzherassk Open Pit	505	4.9%	614	4.1%	880	8.4%
Lenin Underground(3)	1,253	12.2%	1,130	7.5%	2,077	20.0%
Sibirginsk Underground	408	4%	876	5.8%	1,188	11.4%
Nerungrinsk Open Pit(4)	3,020	29.5%	8,053	53.1%	1,708	16.4%
Keystone Mining Complexes(4)	1,066	10.4%	—	—	—	—
Justice Energy Mining Complex(4)	637	6.2%	—	—	—	—
Dynamic Energy Mining Complex(4)	571	5.6%	—	—	—	—

Total Coking Coal	10,243	100%	15,147	100%	10,419	100%

Steam Coal
Krasnogorsk Open Pit	2,867	38.0%	5,525	49.1%	5,630	52.2%
Sibirginsk Open Pit	714	9.5%	797	7.1%	1,469	13.7%
Olzherassk Open Pit	55	0.7%	525	4.7%	868	8.1%
Tomusinsk Open Pit	61	0.8%	99	0.9%	36	0.3%
Olzherassk Underground	917	12.2%	836	7.4%	1,783	16.5%
Nerungrinsky Open Pit(4)	2,205	29.3%	2,874	25.5%	827	7.7%
Kangalassk Open Pit(4)	199	2.6%	166	1.5%	35	0.3%
Dzhebariki-Khaya Underground(4)	377	5.0%	423	3.8%	127	1.2%
Keystone Mining Complexes(4)	6	0.1%	—	—	—	—
Justice Energy Mining Complex(4)	12	0.1%	—	—	—	—
Dynamic Energy Mining Complex(4)	126	1.7%	—	—	—	—

Total Steam Coal	7,539	100%	11,245	100%	10,775	100%

Total Coal	17,782		26,392		21,194

% Coking Coal		57.6%		57.4%		49.2%
% Steam Coal		42.4%		42.6%		50.8%

(1)	“Underground” denotes an underground mine: “Open Pit” denotes a surface mine.

(2)	Volumes are reported on a wet basis.

(3)	Production at the Lenin underground mine was negatively impacted in 2008 because of accidents: on May 30, 2008 there was a cave-in (suspension of operation for 17 calendar days) and on July 29, 2008 there was a methane flash (suspension of operation for 67 calendar days). Both accidents involved multiple casualties.

(4)	Includes only post-acquisition production volumes.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for the coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for the steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

Our coking coal concentrate production amounted to 7.4 million tonnes in 2009 and 11.0 million tonnes in 2008.

Russian Coal Mines

All of the Southern Kuzbass Coal Company mines are located in the southeast portion of the Kuznetsky Basin in the Kemerovo region, Russia. Southern Kuzbass Coal Company operations are located around Mezdurechensk with the exception of Erunakovsk, which is located northeast of Novokuznetsk. Each of the Southern Kuzbass Coal Company mines, with the exception of Erunakovsk, have railway spurs connected to the Russian rail system, which is controlled by Russian Railways.

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

The table below sets forth certain information regarding the subsoil licenses used by our Russian coal mines.

			License			Year
		License-Holding	Expiry		Area	Production
Mine(1)	License Area	Subsidiary	Date	Status(2)	(sq. km)	Commenced

Krasnogorsk Open Pit	Tomsk, Sibirginsk	Southern Kuzbass Coal	Dec 2013	In production	22.4	1954
		Company OAO
Krasnogorsk Open Pit	Sorokinsk, Tomsk, Sibirginsk	Southern Kuzbass Coal Company OAO	Nov 2025	In production	2.8	2007
Lenin Underground	Olzherassk	Southern Kuzbass Coal Company OAO	Nov 2013	In production	10.0	1953
Lenin Underground (Usinsk Underground)	Olzherassk	Southern Kuzbass Coal Company OAO	Dec 2014	In development(3)	3.6	1965
Olzherassk Open Pit	Raspadsk, Berezovsk, Olzherassk	Southern Kuzbass Coal Company OAO	Jan 2014	In production	9.3	1980
Olzherassk Open Pit	Raspadsk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	3.5	2007
Olzherassk Open Pit(4)	Berezovsk-2, Berezovsk, Olzherassk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	4.8	2007
New-Olzherassk Underground (formerly Invest-Coal)	Raspadsk	Southern Kuzbass Coal Company OAO	Dec 2021	In production	1.2	2006
New-Olzherassk Underground	Olzherassk-2, Raspadsk	Southern Kuzbass Coal Company OAO	Jan 2030	In development	0.03	2015
New-Olzherassk Underground(4)	Razvedochny, Raspadsk	Southern Kuzbass Coal Company OAO	Nov 2025	In development	14.6	n/a
Sibirginsk Underground	Sibirginsk, Tomsk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	5.9	2002
Sibirginsk Open Pit	Sibirginsk, Kureinsk, Uregolsk	Southern Kuzbass Coal Company OAO	Jan 2014	In production	17.7	1973
Tomusinsk Open Pit	Tomsk	Tomusinsk Open Pit Mine OAO	Dec 2012	In production	6.7	1959
Erunakovsk-1 Underground	Erunakovsk-1, Erunakovsk	Southern Kuzbass Coal Company OAO	Jun 2025	In development(3)	8.4	n/a
Erunakovsk-3 Underground	Erunakovsk-3, Erunakovsk	Southern Kuzbass Coal Company OAO	Jun 2025	In development(3)	7.1	n/a
Olzherassk Underground	Olzherassk	Southern Kuzbass Coal Company OAO	Nov 2025	In development(3)	19.2	n/a
Nerungrinsk Open Pit	Nerungrinsk	Yakutugol OAO	Dec 2014	In production	15.3	1979
Kangalassk Open Pit	Kangalassk	Kangalassk Open Pit Mine OAO(5)(6)	Dec 2014	In production(3)	7.7	1962
Dzhebariki-Khaya Underground	Dzhebariki-Khaya	Dzhebariki-Khaya Mine OAO(5)(6)	Dec 2013	In production(3)	14.8	1972
Nerungrinsky Open Pit	Piatimetrovy coal seam, Promezhutochny	Yakutugol OAO	Dec 2025	In development(3)	30.0	n/a
Elga Open Pit	Elga	Yakutugol OAO	May 2020	In development	144.1	n/a

(1)	“Underground” denotes an underground mine. “Open Pit” denotes a surface mine.

(2)	“In production” refers to sites that are currently producing coal. “In development” refers to sites where preliminary work is being carried out in accordance with the terms of the relevant subsoil license, such as preparation and approval of the geological survey project (for the Olzherassk license area), geological surveys (for the Olzherassk, Razvedochny, Erunakovsk-3, Piatimetrovy coal seam and Promezhutochny license areas), preparation and approval of construction project documentation (for the Elga license area) and construction (for the Erunakovsk-1 and Elga license areas).

(3)	Not included in our mineral reserves.

(4)	Deposits are partially included in our reserves, as SEC standards for reserve estimates allow inclusion in reserves of only the mineral deposits that can be extracted with economic benefits during the license period.

(5)	In process of re-registration due to merger of the previous license holder into this company.

(6)	Merged into Yakutugol as of March 31, 2010. Their licenses are expected to be re-issued to Yakutugol.

In October 2007, we acquired 75% less one share of Yakutugol, a coal producer located in eastern Siberia, in the Sakha Republic, increasing our stake to 100%. Yakutugol owns the Kangalassk and Nerungrinsk open pit mines, the Dzhebariki-Khaya underground mine and a coal license for the Piatimetrovy coal seam and the Promezhutochny license area. Yakutugol extracts predominantly coking coal, as well as steam coal. The Nerungrinsk mine produces high-quality coking and steam coal. The Kangalassk mine produces steam coal that is sold as fuel for power plants in the Sakha Republic. The Dzhebariki-Khaya mine produces steam coal, most of which is sold to the state housing and municipal services administration. Yakutugol sells most of its output to the Asian Pacific region, primarily to Japan, South Korea, Taiwan and China, mostly pursuant to annual contracts.

Together with our acquisition of Yakutugol, we also acquired 68.86% of the shares of Elgaugol, which at the time of the acquisition held the license to the undeveloped Elga coal deposit in the Sakha Republic. After our acquisition of Elgaugol, the Elga mining license was transferred to Yakutugol effective as of the end of the first quarter of 2008. According to the license conditions, we are required to meet certain operational milestones: (1) completing the legal permits for development of the Elga coal deposit by June 2009 (which is currently pending the final approval by the state authorities); (2) commencing construction of the mining plant in November 2009 (which has been approved for extension by state authorities); (3) completing construction of the mining plant (including water supply) by October 30, 2010 and commencing coal production by November 30, 2010; (4) reaching an estimated annual coal production of 9.0 million tonnes in July 2013; and (5) reaching targeted annual coal production of 18 million tonnes by July 2018. In addition, we undertook the obligation to build a rail branch line of approximately 315 kilometers in length, from the Ulak station on the Baikal-Amur Mainline up to the Elga coal deposit by September 30, 2010. See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commercial Commitments.” We will operate this rail branch line as a private railway. However, according to Russian law, once we complete the railroad, we will have to share excess capacity with third parties. We do not expect to have excess capacity at the rail road.

On March 25, 2008, our subsidiary Yakutugol entered into a turn-key contract with Transstroy ZAO Engineering Corporation (“Transstroy”). Under this contract Transstroy undertakes to perform engineering survey works, handle the permitting process and design and build a rail branch line to the Elga coal deposit from the Baikal-Amur Mainline. Yakutugol’s obligation is to ensure timely payment, including advances, and build a temporary access road. In September 2009, due to failure to meet certain construction deadlines, we appointed our subsidiary Metallurgshakhtspetsstroy as the general contractor for the rail road construction instead of Transstroy and formed Mechel-Customer United Directorate OOO to supervise the construction process and obtain required permits. These measures allowed us to advance the construction process and reduce costs of construction works. Pursuant to the agreements currently in effect, in November 2010 we plan to commence temporary transportation on the rail branch line until the 124th kilometer and to complete construction of an access road to the Elga deposit. We plan to complete the construction of the rail road to the Elga coal deposit and to open cargo transportation by December 30, 2011.

In 1994 Sibirginsk Open Pit Mine (currently a branch of Southern Kuzbass Coal Company) received a coal license to develop the mineral deposits of the Uregolsky 1-2 area. Approximately 1.1 million tonnes of coal have been mined by us since that date at the mine site in the license area. Due to what we believe was a technical error made when the license was originally issued, there is an uncertainty as to whether the Uregolsk license area includes a part of the mine site with 37 million tonnes of coal deposits (the “New Uregolsk license area”). Applicable Russian regulations lack a procedure for correcting license boundaries in the event of an error, and as recently as 2006, 2007 and 2008, we carried out mining activities on the New Uregolsk license area in coordination with, and with the knowledge of, Rostekhnadzor. Furthermore, Southern Kuzbass Coal Company participated in an auction aimed at resolving the title to the New Uregolsk license area. The auction was concluded on June 26, 2008. Southern Kuzbass Coal Company submitted its bids against competing bidders until it believed that the higher bidder’s price was not economically justified in light of the estimated reserves in the license area. The final price was significantly higher than Southern Kuzbass Coal Company’s last bid. Meanwhile, in May 2008, the Kemerovo region prosecutor’s office opened a criminal case on the basis of Southern Kuzbass Coal Company’s alleged unlawful usage of the mineral deposits on the New Uregolsk license area. However, the decision of the Zavodskoy district court in Kemerovo, the Kemerovo region, dated September 15, 2008, invalidated the order on institution of criminal proceedings and this decision was not appealed. For more information see “Item 8. Financial Information — Litigation — New Uregolsk license area.” Currently, no mining activity is conducted in the New Uregolsk license area. We believe that the coal mining at the New Uregolsk license area was in compliance with all applicable laws. Our subsidiary Southern Kuzbass Coal Company could face civil claims; however, we consider it unlikely that such claims will be made. Our mineral reserves and mineral deposits as set forth in this document as of December 31, 2009 do not include minerals within the New Uregolsk license area.

U.S. coal mines

Our U.S. coal mines are primarily located within the central portion of the Appalachian Plateau physiographic province, which is a broad upland that extends from Alabama through Pennsylvania. The properties are located in McDowell and Wyoming counties, West Virginia, and are underlain by carboniferous sediments of the Appalachian Basin. This region is operated by the Norfolk Southern railroad and is in close proximity to a large river route by which the coal is transported to the ports in Virginia and the Mexican Gulf ports. The Bluestone properties have four mining complexes, Keystone No. 1 and No. 2 (“Keystone Mining Complexes”), Justice Energy and Dynamic Energy, together comprising five open pit and five underground mines.

The Keystone Mining Complexes consists of 28,328 hectares, of which 4,975 hectares are owned, 7,910 hectares are leased on the basis of long term leases expiring from 2031 to 2032 and 15,443 hectares are leased in perpetuity. The mines produce premium quality low volatile coking coal. During the past several years, the Keystone No. 1 Complex has consisted of three open pit, two underground and one highwall mine, a preparation plant and a rail loadout facility served by the Norfolk Southern Railroad. We plan to construct a loadout facility at the Keystone Mining Complex No. 2 and to start production from the two new underground mines and an open pit mine in 2011.

The Justice Energy complex consists of 7,485 hectares, of which 602 hectares are owned, 1,334 hectares are leased on the basis of long term leases expiring from 2018 to 2019 and 5,549 hectares are leased in perpetuity. Production from the Justice Energy Complex was sold predominantly as medium-volatile coking coal. The complex includes a surface mine and an underground mine, a preparation plant and a rail loadout facility served by the Norfolk Southern Railroad. Additional development plans provide for three underground mines within the Justice Energy surface mine permit. These mines are also expected to produce premium medium volatile coking coal.

The Dynamic Energy Mining Complex utilizes approximately 2,980 hectares, which are leased in perpetuity. The complex includes a surface mine and an underground mine, a coal preparation plant and a rail loadout facility which is served by the Norfolk Southern Railroad. More underground mining operations are planned at the Coal Mountain property which is part of the Dynamic Energy Mining Complex. It is anticipated that these future mining operations will consist of no fewer than three continuous miner sections or two miner units with a single longwall unit. Production from these mines is expected to be premium high volatile coking coal.

In 2009 Bluestone produced 1.4 million tonnes of clean coal (i.e., coal ready to be sold).

The table below sets forth certain information regarding the mining permits used by our U.S. coal mines.

				Year
	Mines and	Mining Permit		Production
Mining Complex	Mining Method(1)	Expiry Date	Status(2)	Commenced

Keystone Mining Complexes	3 — Open Pit	2010 to 2014	In production	2001
	3 — Underground	2013	2 — In production	1998
			1 — Idle
Justice Energy Mining Complex	1 — Open Pit	2012	In production	1982
	1 — Underground	2014	Idle	2004
Dynamic Energy Mining Complex	1 — Open Pit	2012	In production	1997
	1 — Underground	2012	Idle	2007

(1)	“Underground” denotes an underground mine; “open pit” denotes a surface mine.

(2)	“In production” refers to sites that are currently producing coal. “In development” refers to sites where preliminary work is being carried out.

Coal washing plants

We operate five coal washing plants located near our coal mines in Southern Kuzbass and one coal washing plant located near Yakutugol. All of the coal feedstock enriched by our washing plants in 2009 (13.8 million tonnes) was supplied by our own mining operations. In 2009, the capacity of our washing plants in Russia accounted for 25.2% of the total domestic coking coal washing capacity in Russia by volume, according to Rosinformugol. Bluestone currently uses three washing plants: the washing plant at the Keystone Mining Complex (Keystone No. 1) which is owned by Bluestone; the washing plant at the Justice Energy Mining Complex (Red Fox Property) which is held by Bluestone pursuant to a long-term lease, and the washing plant at the Dynamic Energy Mining Complex (Coal Mountain Property) which is also held by Bluestone pursuant to a long-term lease. One more coal washing plant is under construction at the Keystone Mining Complex No. 2.

Investments in coal companies

We own 16.1% of Mezhdurechye OAO, a Russian coal producer whose production volume accounted for 5.5% of Russian coking coal output and 2.0% of Russian total coal output in 2009, according to the Central Dispatching Department.

Iron ore and concentrate production

Korshunov Mining Plant operates three iron ore mines, Korshunovsk, Rudnogorsk and Tatianinsk, as well as a concentrating plant located outside of the town of Zheleznogorsk-Ilimsky, 120 kilometers east of Bratsk in eastern Siberia. The Korshunovsk mine is located near the concentrating plant. The Rudnogorsk mine is located about 85 kilometers to the northwest of the concentrating plant. The Tatianinsk mine is located about 10 kilometers to the north of the concentrating plant. All three mines produce a magnetite ore (Fe3O4). All product is shipped by rail to domestic customers or to seaports for export sales. We acquired Korshunov Mining Plant in 2003.

The table below sets forth the subsoil licenses used by our iron ore mines and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Korshunovsk	Korshunov Mining Plant	June 2014	In production	4.3	1965
Tatianinsk	Korshunov Mining Plant	June 2012	In production	1.3	1982
Rudnogorsk	Korshunov Mining Plant	June 2014	In production	5.1	1986
Krasnoyarovsk	Korshunov Mining Plant	July 2015	Feasibility study(1)	3.0	n/a

(1)	Not included in our mineral reserves and deposits.

The table below summarizes our iron ore and iron ore concentrate production for the periods indicated.

	2009		2008		2007
		Grade		Grade		Grade
	Tonnes	(% Fe)	Tonnes	(% Fe)	Tonnes	(% Fe)
			(In thousands of tonnes)(1)

Korshunovsk ore production	5,683	25.4%	5,702	26.3%	6,573	25.8%
Rudnogorsk ore production	5,605	31.5%	5,911	34.6%	5,754	35.6%
Tatianinsk ore production	1	28.7%	110	29.2%	468	29.9%

Total ore production	11,289	28.5%	11,724	30.5%	12,795	30.4%

Iron ore concentrate production	4,208	62.4%	4,700	62.2%	4,963	62.2%

(1)	Volumes are reported on a wet basis.

Limestone production

The Pugachev limestone quarry is an open pit mine located approximately nine kilometers southwest of Beloretsk in the Ural Mountains. The mine has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. The quarry was developed in 1952 to support Beloretsk Metallurgical Plant’s steel-making facilities, which are currently closed. The Pugachev limestone quarry is owned by our Beloretsk Metallurgical Plant, which we acquired in 2002. The current subsoil license is valid until January 2014.

The quarry produces both high-grade flux limestone for use in steel-making and ferronickel production and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determine their suitability for a particular use. In 2009, approximately 95.8% of the limestone produced at Pugachev was used internally as auxiliary, with 68.5% shipped to Chelyabinsk Metallurgical Plant, 23.2% shipped to Southern Urals Nickel Plant, 0.7% to Beloretsk Metallurgical Plant, 3.4% to Izhstal, and approximately 4.2% sold to third parties. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2009	2008	2007
	(In thousands of tonnes)

Limestone production	1,865	1,692	1,832

The decrease of limestone production volumes in 2009 relates to a decrease in limestone requirements from third-party customers.

Sales of mining products

The following table sets forth third-party sales of mining products (by volume) and as a percentage of total sales (including intra-group sales) for the periods indicated.

Product	2009	2008	2007	2009	2008	2007
	(In thousands of tonnes(1))			(% of total sales,
				including intra-group)

Coking coal concentrate(2)	4,848	8,360	6,018	67%	77%	62%
Steam coal(2)	8,867	8,543	7,230	91%	90%	96%
Iron ore concentrate	3,787	2,713	2,358	93%	58%	51%

(1)	Includes resale of mining products purchased from third parties.

(2)	Includes only post-acquisition volumes of Yakutugol and Bluestone.

The significant decrease in coking coal concentrate sales in 2009 against 2008 was due to poor demand in both the export and domestic markets, especially in the first half of 2009.

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 25 to our annual consolidated financial statements included herein.

	2009		2008		2007
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
		(In millions of U.S. dollars, except for percentages)

Coking coal concentrate	538.3	34.8%	1,860.9	55.8%	622.9	45.4%
Domestic Sales	35.5%		49.7%		83.7%
Export	64.5%		50.3%		16.3%
Steam Coal	662.5	42.8%	925.0	27.8%	436.3	31.8%
Domestic Sales	15.3%		11.4%		12.5%
Export	84.7%		88.6%		87.5%
Iron ore concentrate	233.0	15.0%	339.4	10.2%	213.6	15.6%
Domestic Sales	33.0%		23.5%		67.7%
Export	67.0%		76.5%		32.3%
Other(1)	115.1	7.4%	208.1	6.2%	99.7	7.2%

Total	1,548.9	100%	3,333.4	100%	1,372.5	100%

Domestic Sales	30.7%		39.4%		59.8%
Export	69.3%		60.6%		40.2%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

In 2009, our mining products were marketed domestically in Russia primarily through Mechel Trading House and internationally through Mechel Trading in Switzerland. The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated:

Region(1)	2009	2008	2007

Russia	28.9%	39.5%	59.5%
Other CIS	1.0%	9.1%	13.3%
Europe	18.4%	14.2%	10.8%
Asia	40.6%	32.1%	12.9%
Middle East	5.0%	2.5%	3.5%
Other regions	6.1%	2.6%	—

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our distributor customers resell and, in some cases, further export our products.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for 29.5% of our mining segment sales.

	% of Total
	Mining		% of Total
	Segment		Products
Customer	Sales	Product	Sales

EvrazHolding	9.6%	Iron ore concentrate	31.8%
		Coking coal concentrate	13.9%
		Steam coal	0.0%
ArcelorMittal	6.8%	Coking coal concentrate	7.7%
		Steam coal	9.6%
Suifenhe Herun Economic and Trade Co., LTD	5.0%	Iron ore concentrate	33.4%
		Coking coal concentrate	0.1%
Far Eastern Generating Company OAO	4.2%	Steam coal	4.7%
		Other	41.6%
JFE Steel Corporation	4.1%	Coking coal concentrate	11.0%
		Steam coal	0.6%

Sales by Russian subsidiaries

Domestic sales

We generally do not involve intermediaries in the domestic distribution of our mining products. Our domestic coking and steam coal and iron ore customers are generally located in large industrial areas and have had long-standing relationships with us.

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to our customers, including steel producers. Our largest domestic customer for our coking coal concentrate was EvrazHolding, accounting for 13.9% of our total coking coal concentrate sales and 9.6% of our total mining segment sales in 2009.

Pursuant to a directive from the FAS dated August 14, 2008, we entered into long-term coking coal supply contracts with some of our major domestic customers. These contracts provide for the supply of coking coal concentrate under a fixed price based on the price of premium hard coking coal under one-year contracts under FOB terms from Australian ports, excluding the costs of transshipment and rail transportation, with the application of a coefficient representing the quality of the coal concentrate. Previously, the delivery terms for most of our major domestic customers provided for sale at spot market prices. The long-term contracts were entered into with MMK, EvrazResurs, Severstal, KOKS and Metalltrade for terms of four and five years for a total annual delivery volumes of four to five million tonnes of coking coal. However, MMK, one of our major domestic customers with which we have entered into a five-year contract for delivery of a total of 12 million tonnes of coking coal, has filed a lawsuit in a Russian court seeking rescission of its contract. Metalltrade also has filed a lawsuit seeking termination of its five-year contract. See “Item 8. Financial Information — Litigation — Commercial litigation.”

In April 2010, following an initiative from the Russian government, the Saint-Petersburg International Mercantile Exchange held the first Russian coking coal concentrate exchange trading. Mechel Trading House participated in this trading. Steel mills and coking plants are expected to become the main coking coal concentrate consumers trading at the exchange.

We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis. Some of our steam coal is consumed within the group; for example, sales of steam coal and middlings (lower-quality coal) from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were $15.7 million in 2009. In total, 1.4 million tonnes of steam coal was consumed within the group. Far Eastern Generating Company OAO is our largest domestic customer of steam coal, accounting for 4.7% of our total steam coal sales and 4.2% of our total mining segment sales in 2009.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. Our largest domestic customer, EvrazHolding, accounted for 31.8% of our total iron ore concentrate sales and 9.6% of our total mining segment sales in 2009. We set our prices on a monthly basis.

Our subsidiary Mecheltrans is a railway freight and forwarding company, which owns its own rail rolling stock, consisting of 409 open cars and 213 pellet cars, leases 279 open cars and has 2,980 open cars under equipment finance leases. Mecheltrans transported domestically approximately 38.0 million tonnes of our cargo in 2009, approximately 70.5% of which was comprised of coal and iron ore.

Export sales

We export coking coal, steam coal concentrate, low bituminous and anthracite steam coal, and iron ore concentrate.

In the year ended December 31, 2009, the largest foreign customer of our mining segment was ArcelorMittal, accounting for 6.8% of our total mining segment sales. ArcelorMittal purchases consisted of coking coal concentrate and steam coal.

We were Russia’s third largest exporter of coking coal concentrate in 2009, according to RasMin. Our exports of coking coal concentrate primarily go to China, Japan, South Korea and South Africa. In 2009, JFE Steel Corporation was our largest foreign customer of coking coal concentrate, accounting for 11.0% of our total coking coal concentrate sales and 4.1% of our total mining segment sales. Shipments are made by rail to sea ports and further by sea.

Our exports of steam coal are primarily to China, Japan, Bulgaria, Turkey, Belgium and Israel, which together accounted for 57.9% of our total steam coal sales and 24.7% of our total mining segment sales in 2009. Our largest foreign customers of steam coal were Rizhao Port (Group) Logistics Co., Ltd. in China, National Coal Supply Corp., Ltd. in Israel and Toplofikatsia Rousse in Bulgaria. Steam coal is shipped to customers from our warehouses by railway and, in some cases, further by ship from Russian and Ukrainian ports.

Our Port Posiet processed 3.35 million tonnes of coal in 2009. From Port Posiet we ship primarily our steam coal and coking coal concentrate to Japan, Korea and China. The port’s current capacity is approximately 3.0 million tonnes of annual cargo-handling throughput and 200,000-220,000 tonnes of warehousing capacity depending on coal type. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our Yakutugol coal production to market.

In 2009, we used annual contracts for export sales of coking and steam coal. Coal not shipped under annual contracts was sold on the spot market.

We also sold iron ore concentrate to customers in China during 2009, which accounted for 67.0% of our total iron ore concentrate sales and 10.1% of our total mining segment sales in 2009. We ship iron ore concentrate to China by rail and by sea.

Sales by U.S. subsidiaries

Since its acquisition, the Bluestone mining business sold 1.2 million tonnes of coking and steam coal in 2009, 69% of which was sold to the export market. Most of the Bluestone export sales, or 30% of the total sales, were shipped to South East Asia. Substantially all of the coal was sold on the spot market. Coal is transported from the mining complexes to customers by means of railroads, trucks, barge lines and ocean-going ships from terminal facilities. All production is shipped via the Norfolk Southern Railroad, so our Bluestone operations are dependent on the capacity of and our relationship with Norfolk Southern Railroad. These shipments either go directly to coking plants in North America or to port facilities for transloading into ocean going ships. In 2009, all Bluestone exports went through the port of Norfolk, Virginia.

Market share and competition

Coal

According to Rosinformugol, in 2009 the Russian coal mining industry was represented by 213 companies, which operated 94 underground mines and 119 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on Rosinformugol’s and the Central Dispatching Department’s data, the ten largest coal mining companies in Russia produced 78.5% of the overall coal production volume in 2009.

According to data from the Central Dispatching Department, in 2009, we were the fourth largest coking coal producer in Russia, with a 13.0% share of total production by volume, and we had a 5.1% market share with respect to overall Russian coal production by volume. This is a lower rank than we held in previous years, and is the result of a sharp decrease in our coking coal production in the first half of 2009. However, in the second half of 2009, we improved our position and became the second largest coking coal producer for that six month period, after Raspadskaya OAO. We also controlled 25.2% of the coking coal washing facilities in Russia by capacity at the end of 2009, according to Rosinformugol. The following table lists the main Russian coking coal producers in 2009, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

		Coking	% of
		Coal	Coking
		Production	Coal
		(Thousands	Production
Group	Company	of Tonnes)	by Volume

Raspadskaya OAO	Raspadskaya ZAO	10,548.0	17.3%
Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	10,005.1	16.4%
Sibuglemet Holding	Polusukhinskaya Mine OAO	2,770.5	4.5%
	Mezhdurechye OAO(1)	3,333.1	5.5%
	Antonovskaya Mine ZAO	1,024.1	1.7%
	Bolshevik Mine OAO	988.3	1.6%

	Sibuglemet Total	8,116.0	13.3%

Mechel OAO	Southern Kuzbass Coal Company OAO	4,949.1	8.1%
	Yakutugol Holding Company OAO	3,019.6	4.9%

	Mechel Total	7,968.7	13.0%

Severstal OAO	Vorkutaugol OAO	6,033.3	9.9%
Belon Group	PO Sibir-Ugol OAO	3,371.0	5.5%
SUEK OAO	SUEK OAO (Kemerovo region)	3,015.7	4.9%
Kuzbassrazrezugol Coal Company OAO	Kuzbassrazrezugol Coal Company OAO	2,688.9	4.4%
Other		9,334.8	15.3%

Total		61,081.5	100%

Source: Central Dispatching Department.

(1)	We own 16.1% of Mezhdurechye OAO.

According to data from the Central Dispatching Department, in 2009, we were the fourth largest steam coal producer in Russia in terms of volume, with a 3.1% share of total production. The following table lists the main Russian steam coal producers in 2009, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

		Steam Coal	% of
		Production	Steam Coal
		(Thousands	Production
Group	Company	of Tonnes)	by Volume

SUEK OAO	SUEK OAO (Kemerovo oblast)	28,989.8	12.1%
	SUEK OAO (Krasnoyarsk krai)	28,066.5	11.7%
	Vostsibugol OOO (Irkutskaya oblast)	10,579.1	4.4%
	SUEK OAO (Republic of Khakasia)	8,520.3	3.6%
	SUEK OAO (Tugnuiskii razrez)	5,856.8	2.4%
	SUEK OAO (Zabaikalsky krai)	5,444.1	2.3%
	Primorskugol OAO	5,214.9	2.2%
	Urgalugol OAO	2,712.3	1.1%

	SUEK Total	95,383.8	39.8%

Kuzbassrazrezugol Coal Company OAO	Kuzbassrazrezugol Coal Company OAO	43,408.1	18.1%
SDS-Ugol Holding Company OAO	Chernigovets ZAO	4,446.8	1.9%
	Salek ZAO	3,315.5	1.4%
	Yuzhnaya Shaft Mine OAO	2,102.5	0.9%
	Kiselevsky Open-Pit Mine OAO	2,002.8	0.8%
	Kiselevskaya Shaft Mine OOO	749.6	0.3%
	UK Prokopyevskugol OOO	241.0	0.1%
	Itatugol OOO	100.5	0.0%

	SDS-Ugol Total	12,958.7	5.4%

Mechel OAO	Southern Kuzbass Coal Company OAO	4,613.0	1.9%
	Yakutugol Holding Company OAO	2,781.9	1.2%

	Mechel Total	7,394.9	3.1%

EvrazGroup	Yuzhkuzbassugol Coal Company ZAO	4,074.0	1.7%
LUTEK OAO	LUTEK OAO	4,566.9	1.9%
Zarechnaya Shaft Mine OAO	Zarechnaya Shaft Mine OAO	5,190.1	2.2%
Kuzbasskaya TK OAO	Kuzbasskaya TK OAO	6,150.0	2.6%
Primorskugol OAO	Primorskugol OAO	5,214.9	2.2%
Other		55,219.4	23.0%

Total		239,560.8	100%

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

According to AME, we were among the world 15 largest coking coal exporters in 2009. The following table lists the major world metallurgical coal (i.e. coking coal and coal for pulverized, or finely crushed, coal injection (PCI)) exporters and their shares of the total metallurgical coal international trade in 2009.

	Metallurgical Coal	% of Total
	Export	Internationally
	(Thousands of	Traded
Company	Tonnes)	Metallurgical Coal

BHP Billiton Limited	28.0	13.0%
Mitsubishi Corporation	22.7	10.6%
Teck Resources Limited	17.0	7.9%
Anglo American plc	13.4	6.2%
Rio Tinto Group	10.4	4.8%
Xstrata plc	8.8	4.1%
Wesfarmers Limited	6.6	3.1%
Peabody Energy Corporation	6.2	2.9%
Mitsui & Co Ltd.	5.3	2.5%
Walter Energy Inc.	5.1	2.4%
Macarthur Coal Limited	4.1	1.9%
Mechel OAO	3.8	1.8%
Marubeni Corporation	3.5	1.6%
Other	79.8	37.2%

Total Metallurgical Coal Exports	214.7	100.0%

Source: AME

According to the U.S. Department of Energy/Energy Information Administration, the total production of coal in the United States in 2009 was 973.2 million tonnes. Bluestone’s share of total production was 0.14%.

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Rudprom, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, the Evraz Group and Severstal-Resurs, representing over 70.4% of total production of iron ore concentrate. We were sixth in production volume in 2009 with 4.2 million tonnes of iron ore concentrate, representing 4.7% of total production of iron ore concentrate in Russia.

Mineral reserves (coal, iron ore and limestone)

Our mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2009. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

Our Russian subsoil licenses expire on dates falling in 2012 through 2033. Our most significant licenses expire between 2012 and 2024. These subsoil licenses, however, may be terminated prior to, or may not be extended at, the time of their expiration. However, we believe that they may be extended at our initiative without substantial cost. We intend to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry. Our business could be adversely affected if we fail to obtain or renew necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “— Regulatory Matters — Russian Regulation — Subsoil licensing.” The Bluestone companies’ mining permits expire in 2010 through 2014.

In addition to our mineral reserves, we have mineral deposits in Russia. Our mineral deposits are similar to our mineral reserves in all respects, except that the deposit is either: (1) contained within the license boundary but is scheduled to be extracted beyond the license period; or (2) is adjacent to but not contained within the license boundary. In both such cases, we intend to obtain the legal right to extract such deposit in the future. Mineral deposits may never be converted into mineral reserves if licenses are not renewed and/or extraction of such mineral deposits does not become economically viable in the future.

The table below summarizes our reserves (including the reserves associated with our ferroalloys segment) as of December 31, 2009.

	Coal
Summary	Coking	Steam	Iron Ore	Nickel Ore(1)	Chrome Ore(1)	Limestone
			(In millions of tonnes)

Reserves	341.2	181.5	64.1	7.7	18.3	8.2
Grade (%)	—	—	27%	1%	42%	55%
Deposits	702.9	297.8	109.6	51.0	—	6.2
Grade (%)	—	—	28%	1%	—	55%

(1)	See “— Ferroalloys Segment — Mineral reserves (ferroalloys)” for detail on the mineral reserves and deposits of our ferroalloys segment.

Coal

As of December 31, 2009, we had coal reserves (proven and probable) totaling 522.7 million tonnes, of which approximately 65% was coking coal. The table below summarizes coal reserves by mine.

			Heating
Coal Reserves(1)	Coking Coal(2)	Steam Coal(2)	Value(3)(4)	% Sulfur(4)
	(In millions of tonnes)(5)(6)(7)

Krasnogorsk Open Pit	—	103.8	5,700	0.40
Tomusinsk Open Pit	4.6	1.4	8,350	0.30
Olzherassk Open Pit	12.0	15.8	8,171	0.25
New-Olzherassk Underground	—	23.4	7,900	0.30
Sibirginsk Open Pit	9.0	4.3	8,449	0.30
Sibirginsk Underground	35.7	—	8,531	0.25
Lenin Underground	6.8	—	8,467	0.29
Nerungrinsk Open Pit	47.0	5.7	5,300	0.30
Elga	66.8	23.9	—	—
Keystone Mining Complex(8)	130.0	1.4	—	—
Dynamic Energy Mining Complex(9)	19.9	1.2	—	—
Justice Energy Mining Complex(10)	9.4	0.6	—	—

Total	341.2	181.5

% of Total	65.3%	34.7%

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	We own 95.8% of Southern Kuzbass Coal Company mines, 74.5% of Tomusinsk Open Pit Mine, 100% of Yakutugol mine, 100% of Elga mine and 100% of Bluestone mines. Reserves and deposits are presented for the mines on an assumed 100% ownership basis.

(3)	Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(4)	The figures represent the average for the relevant licensed period.

(5)	Volumes are reported on a wet in-place basis.

(6)	The average coal recovery factors for raw coal sent to Siberian Central Processing Plant, Kuzbass Central Processing Plant, Tomusinsk Processing Mills, Krasnogorsk Processing Plant and Nerungrinsk Processing Plant are projected to be 81.5%, 81%, 67%, 60-66% and 67%, respectively. The average coal recovery factor for raw coal mined at Elga mine is projected to be 70%.

(7)	In estimating our reserves located in Russia we use coal prices which are in line with 3-year average prices and currency conversions are carried out at average official exchange rates of the Central Bank of Russia. Average prices used were:

• Southern Kuzbass Coal Company: run-of-mine coking coal — $38-45 per tonne; run-of-mine steam coal — $18-37 per tonne.

• Nerungrinsk Open Pit: run-of-mine coking coal — $78 per tonne.

• Elga: coking coal concentrate — $180; steam coal concentrate — $60 per tonne.

In estimating our Bluestone reserves we use prices in the range of $126-132 for coking coal and $61 for steam coal which are in line with 3-year average prices.

(8)	Coal reserves of 131.4 million tonnes in total consist of 70.0 million tonnes of proven and 61.4 million tonnes of probable reserves.

(9)	Coal reserves of 21.1 million tonnes in total consist of 11.5 million tonnes of proven and 9.6 million tonnes of probable reserves.

(10)	Coal reserves of 10.0 million tonnes in total consist of 6.9 million tonnes of proven and 3.1 million tonnes of probable reserves.

As of December 31, 2009, we had coal deposits totaling 1,001 million tonnes, of which approximately 70% was coking coal. The table below summarizes coal deposits by mine.

			Heating
Coal Deposits	Coking Coal	Steam Coal	Value(1)(2)	% Sulfur(2)
	(In millions of tonnes)(3)(4)

Krasnogorsk Open Pit	—	101.5	5,771	0.40
Tomusinsk Open Pit	9.4	5.1	8,350	0.30
Olzherassk Open Pit	11.1	9.0	8,265	0.25
Sibirginsk Open Pit	19.0	10.1	8,466	0.30
Sibirginsk Underground	16.8	—	8,531	0.25
Lenin Underground	11.4	—	8,467	0.29
Nerungrinsk Open Pit	91.3	3.5	5,300	0.30
Elga	543.9	168.6	5,285	0.25

Total	702.9	297.8

% of Total	70.2%	29.8%

(1)	Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(2)	The figures represent the average for the relevant unlicensed period.

(3)	Estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(4)	Tonnages are reported on a wet in-place basis.

Our Kangalassk Open Pit and Dzhebariki-Khaya Underground mining properties contain neither mineral reserves nor mineral deposits, as we have defined mineral deposits (see “— Mineral reserves (coal, iron ore and limestone)” above). Although these are operating mines and the geological sampling and density requirements have been met, they fail to meet the economic criteria. Our Southern Kuzbass Coal Company subsidiary also has a number of coal mining licenses with which no mineral reserves or deposits are associated.

Elga, a coalfield for which our subsidiary Yakutugol holds a subsoil license, is now an undeveloped property in a remote area of Siberia. Elga contains large quantities of export-quality coking and steam coal. Since 1998 there have been several studies on Elga, including geology and resources, mine planning, railway construction and feasibility studies. We plan to mine Elga using open pit mining methods. In 2009, Mechel Engineering worked out the general scheme of the Elga coal complex development, which includes a basic technical layout of the main facilities (housing complex, railway station, concentrating plant) and sets the order of priority of construction and operation of the Elga open-pit coal mine. In 2009, the design institute NTC Geotechnology OOO developed a plan of initial mine block development for the three-year period from 2010 until 2012 that will allow us to commence coal mining in 2010. The plan was approved by the Central Commission for Development of the Federal Agency for Subsoil Use. In 2010, we will produce the plan for the first construction phase of Elga complex with annual production capacity of 9.0 million tonnes of coal.

There are a number of significant risk factors associated with the Elga project. These risks have the potential to impact the calculation of the Elga reserves by affecting the project’s legal or economic viability. Key risks that have been identified include the following:

•	According to the terms of the subsoil license for the Elga coal deposit, we must construct a rail branch line from the Baikal-Amur Mainline to the coal deposits, approximately 315 kilometers in length, and this branch line must be operational by September 30, 2010. Previous detailed studies have estimated that it will take three to four years to construct such a branch line. The current construction schedule is very aggressive and it may not be achievable due to limited financing during the period from September 2008 to August 2009 because of the global financial crisis. If this schedule is not met, our subsoil license for Elga may be suspended or terminated. In order to be in compliance with the license deadlines, we have filed an application with the Ministry of Natural Resources and Ecology to amend the terms of the license and extend the deadlines as follows: (1) construction of the rail branch line to be completed by December 30, 2012, and (2) construction of the mining plant with annual coal production capacity of 9.0 million tonnes to be completed by December 30, 2014.

•	The viability of the Elga project is dependent upon the construction of the rail branch line referred to above. Construction is currently in process.

•	A detailed feasibility study was completed on the Elga project in 2005. Currently, a new engineering study is being prepared for the first construction phase of Elga complex which will, among other, specify project capital and operating costs which may change due to further evaluation of the project. Increases in capital and operating costs have the potential to make the Elga project uneconomical because of the project’s sensitivity to these costs.

•	The Elga project is very sensitive to market prices for coal because of the high initial capital costs.

•	Insufficient capacity of ports in the Eastern part of Russia where Elga deposit is located may limit the distribution of coal mined at Elga deposit.

Iron ore

As of December 31, 2009, we had iron ore reserves (proven and probable) totaling 64.1 million tonnes at an average iron grade of 27.0%. The table below summarizes iron ore reserves by mine.

		Grade
Iron Ore Reserves(1)(2)	Tonnes(3)(4)	(% Fe)(5)
	(In millions of tonnes)

Korshunovsk	32.0	24.6
Rudnogorsk	30.1	29.6
Tatianinsk	2.0	26.1

Total	64.1	27.0

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	In estimating our reserves we use an average price of $59 per tonne of iron ore concentrate and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

(3)	Volumes are reported on a wet basis.

(4)	We own 85.6% of Korshunov Mining Plant mines. Reserves are presented for the mines on an assumed 100% ownership basis.

(5)	Metallurgical recovery is projected to be 70.2%.

As of December 31, 2009, we had iron ore deposits totaling 109.6 million tonnes at an average iron grade of 27.8%. The table below summarizes iron ore deposits by mine.

		Grade
Iron Ore Deposits(1)	Tonnes(2)	(% Fe)(3)
	(In millions of tonnes)

Korshunovsk	38.0	24.6
Rudnogorsk	68.0	29.6
Tatianinsk	3.7	26.1

Total	109.6	27.8

(1)	Includes adjustments for dilution and mine recovery, based on historical records.

(2)	Volumes are reported on a wet basis.

(3)	Metallurgical recovery is projected to be 70.2%.

Limestone

As of December 31, 2009, we had limestone reserves (proven and probable) totaling 8.2 million tonnes at 55.2% calcium oxide.

		Grade
Limestone Reserves(1)(2)(3)	Tonnes	(% CaO)
	(In millions of tonnes)

Pugachev	8.2	55.2

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	We own 91.4% of Beloretsk Metallurgical Plant which owns 100% of Pugachev Open Pit, the holder of the subsoil license for the Pugachev limestone quarry. Reserves are presented for the mine on an assumed 100% ownership basis.

(3)	In estimating our reserves we use an average price of $5.1 per tonne of commodity limestone which is in line with 3-year average price and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

As of December 31, 2009, we had limestone deposits totaling 6.2 million tonnes at 55.2% calcium oxide.

		Grade
Limestone Deposits(1)	Tonnes	(% CaO)
	(In millions of tonnes)

Pugachev	6.2	55.2

(1)	Includes adjustments for dilution and mine recovery, based on historical records.

Steel Segment

Our steel segment comprises production and sale of semi-finished steel products, carbon steel long products and specialty steel long products, carbon and stainless flat products, and value-added downstream metal products including wire products, stampings and forgings. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. Our steel segment is supported by our mining segment, which includes coal (steam and coking coal), iron ore and limestone, and our ferroalloys segment, which includes ferronickel, ferrochrome and ferrosilicon.

Our steel segment has production facilities in Russia, Lithuania and Romania. Our acquisition of Laminorul Plant represents further expansion of our production and marketing capacity into the European Union. The acquisition of Laminorul Plant allows us to optimize our existing production chain and maximize the efficiency of our intra-group sales structure, while at the same time reducing costs in our growing Romanian steel business. See “— Recent Developments”. Our total crude steel output was 6.1 million tonnes in 2007, 5.9 million tonnes in 2008 and 5.5 million tonnes in 2009.

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

Semi-finished products.  Semi-finished products typically require further milling before they are useful to end consumers. We offer semi-finished billets, blooms and slabs. Billets and blooms are precursors to long products and have a square cross section. The difference between billets and blooms is that blooms have a larger cross-section which is more than eight inches and is broken down in the mill to produce rails, I-beams, H-beams and sheet piling. Blooms are also part of the high-quality bar manufacturing process. Slabs are precursors to flat products and have a rectangular cross section. Such types of products can be produced both by continuous casting of liquid steel and by casting of liquid steel in casting forms with subsequent drafting on blooming mills and on a continuous semifinishing mill. We offer our customers billets and blooms produced by Mechel Targoviste, Izhstal, Chelyabinsk Metallurgical Plant and Ductil Steel, as well as slabs produced by Chelyabinsk Metallurgical Plant.

Long steel products.  Long steel products are rolled products used in many industrial sectors, particularly in the construction and engineering industries. They include various types of products, for example, rebar, calibrated long steel products and wire rod, which could be supplied both in bars and coils in a wide range of sizes. Our long products are manufactured at Chelyabinsk Metallurgical Plant, Izhstal and Beloretsk Metallurgical Plant in Russia, and Mechel Campia Turzii, Mechel Targoviste and Ductil Steel in Romania.

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

Stampings and forgings.  Stampings are custom parts stamped from flat products. Forgings are specialty products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our forgings and stampings are offered on a made-to-order basis according to minimum batches depending on the products’ sizes. Our product offerings include rollers and axles used in vehicle manufacturing; bearings, gears and wheels; bars; and others. Our stampings and forgings are produced at Urals Stampings Plant, including its Chelyabinsk branch. Izhstal and Mechel Targoviste also produce stampings and forgings.

Wire products and seized rolling.  Wire products are the result of processing of wire rod and rolled band which are ready for use in manufacturing and consumer applications. Our wire products are manufactured at Izhstal, Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant in Russia, Mechel Campia Turzii in Romania and Mechel Nemunas Co. Ltd. (“Mechel Nemunas”) in Lithuania. Our wide-ranging wire products line includes spring wire; barbed wire; welding electrodes; wire for bearing manufacturing; precision alloy wire; high and low carbon concrete reinforcing wire; galvanized wire; copper-coated and bright welding wire; various types of nails; steel wire ropes specially engineered for the shipping, aerospace, oil and gas and construction industries; aerials for electric trams and buses; steel wire ropes for passenger and freight elevators; general-purpose wire; steel straps and clips; chain link fences; welded (reinforcing) meshes; and others.

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2009	2008	2007
	(In thousands of tonnes)

Coke (6% moisture)	3,233	3,326	3,886
Coking Products	130	129	129
Pig Iron	3,805	3,500	3,686
Semi-Finished Steel Products, including:	1,913	1,687	1,705
Carbon and Low-Alloyed Semi-Finished Products	1,806	1,710	1,647
Long Steel Products, including:	3,099	3,348	3,040
Stainless Long Products	22	15	17
Alloyed Long Products	63	36	82
Rebar	1,536	1,535	1,637
Wire Rod	631	580	591
Low-Alloyed Engineering Steel	430	606	711
Flat Steel Products, including:	345	357	393
Stainless Flat Products	31	37	37
Carbon and Low-Alloyed Flat Products	313	320	356
Forgings, including:	49	72	80
Stainless Forgings	2	1	2
Alloyed Forgings	30	29	51
Carbon and Low-Alloyed Forgings	16	41	26
Forged Alloys	—	—	1
Stampings	61	86	95
Wire Products, including:	627	719	689
Wire	487	556	536
Ropes	41	52	57

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace, or BOF, and production in an electric arc furnace, or EAF.

In BOF steel manufacturing, the principal raw material used to produce steel is iron ore and the metal is chemically smelted from the ore. Mined iron ore is crushed, concentrated and mixed with limestone and a small amount of coke. The mixture is sintered, crushed and then constantly fed, in alternating layers with more coke, into a blast furnace. At the same time natural gas and oxygen are injected into the furnace to reduce the iron, melt the mixture and obtain pig iron, an intermediate product with an iron content of 94-97%, a carbon content of 2-4% and 1-2% non-ferrous elements. Liquid pig iron is processed further in a BOF to produce molten steel with less than 2% carbon content. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, and titanium ferroalloys and other components to give it special properties. Approximately 67% of the world’s steel output is made in a BOF, most typically in large-scale plants that must produce 3-4 million tonnes per year to be economically efficient.

In EAF steel manufacturing, steel is generally produced from remelted scrap. Heat to melt the scrap is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 31% of world steel output is made in EAFs.

Steel products are broadly subdivided into two categories — flat and long products. Flat products are hot-rolled or cold-rolled coils and/or coated sheets that are used primarily in manufacturing industries, such as the white goods and automotive industries. Long products are used for construction-type applications (beams, rebar) and the engineering industry. To create flat and long products, molten raw steel is cast in continuous-casting machines or casting forms (molds). The molten steel crystallizes and turns into semi-finished products in the form of blooms, slabs or ingots. Ingots and blooms have a square cross-section and are used for further processing into long products. Slabs have a rectangular cross-section and are used to make flat products. All products are rolled at high temperatures, a process known as hot rolling. They are drawn and flattened through rollers to give the metal the desired dimensions and strength properties. Some flat steel products go through an additional step of rolling without heating, a process known as cold rolling and is used to create a permanent increase in the hardness and strength of the steel. After cold rolling, annealing in furnaces with gradual cooling that softens and stress-relieves the metal is periodically required. Oil may be applied to the surfaces for protection from rust.

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

Steel production facilities

Most of our metallurgical plants have obtained a certificate of quality under ISO international standards. For example, the main manufacturing processes at Beloretsk Metallurgical Plant are ISO 9001:2000 certified. Mechel Campia Turzii, Chelyabinsk Metallurgical Plant, Mechel Targoviste, Urals Stampings Plant and Izhstal are ISO 9001:2008 certified. Wire-drawing workshop No. 3 of Mechel Campia Turzii is ISO 14001 certified.

Chelyabinsk Metallurgical Plant

Chelyabinsk Metallurgical Plant produces semi-finished products for further milling in Russia or our internal needs. Chelyabinsk Metallurgical Plant is an integrated coke and coke gas, sintering production, blast furnace, BOF/EAF steel mill with rolling production. It produces semi-finished steel products, and flat and long carbon and stainless steel products. Its customer base is largely comprised of customers from the construction, engineering, hardware and ball-bearing industries. We acquired Chelyabinsk Metallurgical Plant in 2001.

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

Chelyabinsk Metallurgical Plant’s (including the Chelyabinsk branch of Urals Stampings Plant) principal production lines include a BOF workshop equipped with three converters; three EAF workshops equipped with electric arc ovens, including two large ovens of 100 and 125 tonnes, respectively; small-capacity direct- and alternating-current furnaces, vacuum induction and plasmic furnaces; vacuum arc and electroslag remelting furnaces; five comprehensive steel treatment machines; two steel vacuum-degassed machines, an argon-oxygen refining machine; four continuous billet-casters; a blooming mill with continuous rolling mill for 200-320 millimeter and 80-180 millimeter billets; six long product mills for 6.5-190 millimeter diameter round bar and 75-156 millimeter square bar, 6.5-10 millimeter wire rod, rebar steel, bands and long products; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeter cold-rolled stainless sheet; a forged piece hammer workshop; and a forging and pressing workshop equipped with five presses and forging machines of 1,250-2,000 tonnes. In addition, we have at our Chelyabinsk Metallurgical Plant, together with Mechel-Coke, eight coking batteries, seven sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
	(In thousands of tonnes, except for percentages)

Sintering	5,200	86.4%	700
Pig Iron	4,300	88.5%	—
Steel-making	5,177	90.7%	—
Rolling	4,751	87.0%	—
Forging and pressing	91	53.2%	—
Coking	3,100	74.1%	—

Chelyabinsk Metallurgical Plant produced, together with its wholly owned subsidiary Mechel-Coke, 4.7 million tonnes of raw steel, 4.1 million tonnes of rolled products and 2.3 million tonnes of coke in 2009.

In the second half of 2007, we began an upgrade of Chelyabinsk Metallurgical Plant’s arc-furnace melting shop No. 6 to increase continuous slab production capacity to 1.2 million tonnes per year. Danieli & C. Officine Meccaniche S.p.A., an Italian supplier of equipment and plants to the metals industry (“Danieli”), is the basic equipment provider for the concasting machine and the out-of-furnace processing complex. Currently, all basic manufacturing equipment has been supplied and construction-and-assembling operations are being completed. Commissioning of the concasting machine is scheduled for the second half of 2010.

In 2008, we started construction of a universal rail and structural steel mill at the Chelyabinsk Metallurgical Plant. The project is aimed at increasing rolling capacity to 1.1 million tonnes and decreasing the proportion of lower-value semi-finished product sales by increasing the production of high quality rolled steel products and rails, including high speed and low-temperature rails, H-beams, shapes and grooves for port construction.

The project will require US$665.0 million in capital investments. The launch of the new rolling mill is scheduled for the end of 2011. On June 30, 2008, Chelyabinsk Metallurgical Plant entered into an agreement with Danieli to supply the universal rolling mill. The total amount of the contract is €220.0 million. In order to perform design, construction-and-assembling and pre-commissioning works on the rolling mill, on October 29, 2008, Chelyabinsk Metallurgical Plant signed a contract with the Chinese construction company Minmetals Engineering Co. Ltd. (“Minmetals”). The contract is concluded on a turnkey basis with a total value of $261.0 million.

We expect that the main target customers for the universal mill products will be Russian Railways and construction companies. On November 13, 2008, Chelyabinsk Metallurgical Plant and Russian Railways signed an agreement for supply of rails during the 2011-2030 period. The annual minimum supply volume is fixed at 400,000 tonnes of rail.

Izhstal

Izhstal is a specialty steel producer located in the western Urals city of Izhevsk, in the Udmurt Republic, a Russian administrative region also known as Udmurtia. Its customer base is largely comprised of companies from the aircraft, defense, automotive, agricultural, power, oil and gas and construction industries. We acquired Izhstal in 2004.

Izhstal’s principal production lines include one EAF of 30 tonnes; aggregate “ladle furnace” and ladle vacuum oxygen decarburizer; blooming mill for 100-220 millimeter square billets; three medium-sized long products rolling mills for 30-120 millimeter round bars, 30-90 millimeter square bars, bands and hexagonal bars; and one continuous small sort wire mill for 5.5-29 millimeter round, 12-28 millimeter square and 12-27 millimeter hexagonal light sections, reinforced steel and bands. It also has a drawing and seizing workshops, equipped with, among other things, various drawing machines, a pickling line, bell furnaces and patenting lines. In May 2009, the electrical open hearth workshop, equipped with three open hearth furnaces of 130-135 tonnes each and three electric furnaces of 30 tonnes each, was stopped because its operations were not profitable. In August 2009 one of the 30 tonne electric furnaces at another arc-furnace workshop ceased operating as part of the plant’s modernization. The following table sets forth the capacity and the capacity utilization rate for each of Izhstal’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
	(In thousands of tonnes, except for percentages)

Steel-making	190	98.6%	170
Rolling	390	72.2%	120
Wire products and seized rolling	57.1	51.4%	—
Forging and stamping	21.6	55.6%	—

Izhstal produced approximately 189 thousand tonnes of raw steel, 281.7 thousand tonnes of rolled products, 29.3 thousand tonnes of wire products and seized rolling and 12.0 thousand tonnes of stampings and forgings in 2009.

In 2009, Izhstal’s total output was reduced as part of our strategy to focus on high-quality products. Other reasons for Izhstal’s low capacity utilization rates were reduced customer orders and the inefficiency of running high-capacity industrial processes like blooming mills at a low utilization rate. To improve Izhstal’s efficiency, in the second half of 2007 we began the first stage of an upgrade at the Izhstal mill, including the installation of a new modern electric arc furnace with a total capacity of 40 tonnes, an out-of-furnace processing complex and a new concasting machine, in addition to reconstruction of rolling mill No. 250 and the disposal of outdated open-hearth furnaces. Currently, the concasting machine equipment has been supplied and construction-and-assembling operations are being finalized; pre-commissioning of the concasting machine is scheduled for May 2010. The main parts of the EAF and the out-of-furnace processing complex equipment have been supplied and construction-and-assembling operations are being carried out; the commissioning is expected to be completed by mid-2010. With regard to the reconstruction of rolling mill No. 250, Siemens VAI Metals Technologies S.R.L has delivered 47% of the equipment and 90% of the basic engineering. The upgrade process is expected to result in: (1) significant reductions in consumption of metal, natural gas and electric power in rolled product manufacturing, (2) improvements in product quality to meet current international standards and expansion of product range, and (3) environmental improvements.

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a wire products plant in Beloretsk, in the southern Ural mountain range, that produces wire rod and a broad range of wire products from semi-finished steel products supplied by Chelyabinsk Metallurgical Plant. Its customers are largely from the construction and engineering industries. We acquired Beloretsk Metallurgical Plant in 2002.

Beloretsk Metallurgical Plant’s principal production lines include a steel-rolling workshop equipped with a wire mill for production of wire rod of 5.5-12 millimeters in diameter and a number of wire products workshops equipped with drawing, rewinding, wire stranding, cabling and closing machines and heat treatment furnaces, wire annealing and galvanizing, patenting and galvanizing lines. In 2009, we invested $1.85 million to improve product quality, increase output, reduce production costs and increase profitability. Due to this investment, in September 2009 we commissioned a complete cold rolling line with a total cost of $1.6 million and began production of cold rolled reinforcing wire which is a new kind of wire product for Beloretsk Metallurgical Plant. The wire is actively used in the construction industry for welding meshes and production of stir-ups. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
	(In thousands of tonnes, except for percentages)

Rolling	601	90.3%	—
Wire products	480	68.5%	—

Beloretsk Metallurgical Plant produced a total of 599,775 tonnes of steel products made from semi-finished steel products in 2009, including 270,818 tonnes of wire rod and 328,957 tonnes of wire products.

Vyartsilya Metal Products Plant

Vyartsilya Metal Products Plant is a wire products plant in the Karelian Republic, an administrative region in northwestern Russia near the Finnish border, that produces low carbon welding, general-purpose and structural wire, nails and steel bright and polymeric-coated chain link fences. The plant uses wire rod supplied by Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. The plant’s customers are largely from the construction, automotive and furniture industries. We acquired Vyartsilya Metal Products Plant in 2002.

Vyartsilya Metal Products Plant’s principal production facilities include drawing and chain linking machines and nail presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
(In thousands of tonnes, except for percentages)

Wire products	96	100.1%	—

Vyartsilya Metal Products Plant produced 96,211 tonnes of wire products in 2009.

Urals Stampings Plant

Urals Stampings Plant is one of Russia’s largest producers of stampings from specialty steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its specialty steel needs from Chelyabinsk Metallurgical Plant. We acquired Urals Stampings Plant in 2003.

Urals Stampings Plant’s principal production facilities include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

		Capacity	Planned
		Utilization	Increase
Production Areas	Capacity in 2009	Rate in 2009	(2010-2012)
(In thousands of tonnes, except for percentages)

Stampings and forgings	100	48.5%	—

Urals Stampings Plant produced 48,925 tonnes of specialty steel stampings in 2009.

Mechel Targoviste

Mechel Targoviste is a major Romanian EAF steel mill that produces specialty and carbon long products, forgings and seized rolling. Mechel Targoviste is the largest producer of long products in Romania and the second largest producer of raw steel in Romania, according to UniRomSider, a Romanian association of steel manufacturers. The plant’s customers are largely from the engineering, automotive, tool, ball-bearing, tube, seized rolling and construction industries. We acquired Mechel Targoviste in 2002.

Mechel Targoviste’s principal production lines include an EAF workshop equipped with one modernized electric arc furnace with a 75-tonne capacity; steel vacuum processing and two stove-basket aggregates; a continuous billets caster; a blooming mill for 80-400 millimeter square and 90-145 millimeter round billets; and two continuous long products rolling mills for 20-80 millimeter round bars, 24-57 millimeter hexagonal bars, 60-70 millimeter square bars, bands of 6-12 millimeter thickness and 60-120 millimeter width, 12-26 millimeter bundle rod and reinforcing steel; and a press-forging workshop. The following table sets forth the capacity utilization rate and the planned increase in capacity for each of Mechel Targoviste’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
	(In thousands of tonnes, except for percentages)

Steel-making	550	58.4%	—
Forging and pressing	37	0.6%	—
Rolling	780	40.6%	—
Seized rolling	18	12.8%	—

Mechel Targoviste produced 321,210 tonnes of raw steel, 316,317 tonnes of rolled products, 2,312 tonnes of seized rolling and 213 tonnes of forgings in 2009.

In 2009, Mechel Targoviste experienced low rolling capacity utilization rates due to efforts to reduce production costs and increase quality, as well as due to the inefficiency of running its blooming process, involving high-capacity machinery with high power requirements, at low capacity utilization levels. The low forging and pressing capacity utilization rates were due to a decrease in demand due to the global economic slowdown.

Mechel Campia Turzii

Mechel Campia Turzii is a leading Romanian domestic wire products plant that produces different kinds of wire products (including various types of wire, ropes, meshes, welding electrodes and nails) as well as long steel products. The plant’s customers are largely from the construction and engineering industries. We acquired Mechel Campia Turzii in 2003.

Mechel Campia Turzii’s principal production lines include several wire drawing workshops equipped with drawing machines, nail-making presses and wire annealing and galvanizing lines, wire patenting lines, as well as combined patenting and galvanizing lines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Campia Turzii’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
	(In thousands of tonnes, except for percentages)

Rolling(1)	300	45.9%	—
Wire products	100	48.5%	—

(1)	Includes steel rolled for further processing in the wire products manufacturing process as well as rolling of products ready for sale.

Mechel Campia Turzii produced 118,365 tonnes of rolled products and 48,499 tonnes of wire products in 2009.

One arc-furnace melting workshop and two rolling mills were taken off-line in the course of our reorganization of the production line at Mechel Campia Turzii.

Mechel Nemunas

Mechel Nemunas is a Lithuanian wire products plant that produces drawn, annealed and seized wire, nails, steel wire fiber and chain link fences. Its customers are primarily from the construction, engineering and furniture industries. We acquired Mechel Nemunas in 2003.

Mechel Nemunas’s principal production facilities include drawing machines and nail presses with shank threading, chain linking machines and butt-welding machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
(In thousands of tonnes, except for percentages)

Wire products	70	81.2%	—

Mechel Nemunas produced 56,808 tonnes of wire products in 2009.

Ductil Steel

Ductil Steel is a Romanian company that owns the Buzau plant, which produces carbon and low alloyed steel rolled and wire products, and the Otelu Rosu plant, which produces steel and billets for rolling. The Otelu Rosu plant’s products are supplied to the Buzau plant, Mechel Campia Turzii and to third parties domestically within Romania.

Prior to this acquisition, we already owned two steel plants in Romania: Mechel Targoviste and Mechel Campia Turzii. Following our acquisition of Ductil Steel, in order to enhance the performance and efficiencies of our Romanian subsidiaries, we established Mechel East Europe Metallurgical Division, effective from October 22, 2008.

The main objective of the Mechel East Europe Metallurgical Division will be to coordinate the operations of Mechel’s steel subsidiaries in Eastern Europe, including investment, modernization, streamlining and production cost reduction efforts through the implementation of efficient logistics planning for raw material purchases and product marketing. Additionally, the Mechel East Europe Metallurgical Division will handle human resources policy and coordinate contacts with banks and other financial institutions. The division’s top priority will be the modernization of the Ductil Steel Buzau, Otelu Rosu, Mechel Targoviste and Mechel Campia Turzii steel plants.

Ductil Steel’s principal production facilities include a continuous billets caster, a continuous rolling mill and several wire processing workshops equipped with drawing machines, nail-making presses and wire annealing, annealing and galvanizing lines, cold rolling lines for reinforcing wire and mesh-welders for its processing into reinforcing meshes. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Ductil Steel’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
	(In thousands of tonnes, except for percentages)

Steel-making	388	67.2%	212
Rolling	300	76.7%	—
Wire products	105	61.6%	—

Ductil Steel produced 260,663 tonnes of raw steel, 230,230 tonnes of rolled products and 64,671 tonnes of wire products in 2009.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in “— Steel Segment” do not include intercompany sales.

	2009		2008		2007
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In millions of U.S. dollars, except for percentages)

Coke	138.7	4%	377.5	7%	248.8	6%
Coking Products	22.6	1%	35.3	1%	36.0	1%
Pig Iron	45.4	1%	19.1	0%	4.1	0%
Semi-Finished Products, including:	496.8	15%	475.7	9%	555.1	13%
Carbon and Low-Alloyed Semi-Finished Products(1)	481.3	15%	425.1	8%	446.5	10%
Long Steel Products, including:	1,463.6	44%	2,682.4	49%	1,830.1	42%
Stainless Long Products	43.4	1%	53.0	1%	44.8	1%
Alloyed Long Products	68.6	2%	158.0	3%	151.9	4%
Rebar	877.5	26%	1,632.8	30%	1,017.1	24%
Wire Rod	203.5	6%	240.3	4%	190.1	4%
Carbon and Low-Alloyed Engineering Steel	270.5	8%	598.3	11%	426.3	10%
Flat Steel Products, including:	262.0	8%	475.6	9%	421.8	10%
Stainless Flat Products	103.2	3%	184.6	3%	193.5	4%
Carbon and Low-Alloyed Flat Products	158.8	5%	291.0	5%	228.3	5%
Forgings, including:	76.4	2%	180.9	3%	164.7	4%
Stainless Forgings	12.2	0%	24.5	0%	26.5	1%
Alloyed Forgings	2.7	0%	20.8	0%	20.8	0%
Carbon and Low-Alloyed Forgings	58.8	2%	107.2	2%	86.9	2%
Forged Alloys	2.1	0%	28.3	1%	30.5	1%
Stampings	136.8	4%	236.1	4%	201.4	5%
Wire Products, including:	473.2	14%	891.5	16%	603.4	14%
Wire	319.5	10%	640.2	12%	414.5	10%
Ropes	45.8	1%	84.4	2%	73.2	2%
Other	192.1	6%	121.0	2%	241.5	6%

Total	3,307.6	100%	5,495.1	100%	4,306.9	100%

(1)	Excludes revenues from slab sales.

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2009	2008	2007

Russia	51.5%	59.0%	59.2%
Other CIS	7.7%	5.7%	5.9%
Europe	18.3%	24.7%	19.5%
Asia	5.8%	2.2%	1.0%
Middle East	15.3%	5.5%	13.1%
United States	0.3%	0.8%	0.6%
Other	1.1%	2.0%	0.6%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2009, the five largest customers of our steel segment products were Severstal OAO (coke and other steel products), Sun Wise General Trading LLC (carbon and low-alloys semi-finished products, wire rod and other steel products), MIT FZA (carbon and low-alloyed semi-finished products, wire rod, carbon and low-alloyed flat steel and other steel products), Metallservis OAO (carbon and low-alloyed semi-finished products, carbon and low-alloyed long steel and other steel products), and Balli Steel Public Limited Company (carbon and low-alloyed semi-finished products, rebar and other steel products), which together accounted for 8.8% of our steel segment sales.

On November 13, 2008, Chelyabinsk Metallurgical Plant and Russian Railways signed an agreement for supply of rails during the 2011-2030 period. The minimum annual supply volume is fixed at 400,000 tonnes of rails.

The majority of our steel segment export sales are made to independent distributors pursuant to framework contracts. These framework contracts generally specify certain ports to which we must deliver our products. The distributors take delivery of our products at these locations, and further on-sell the products to other distributors or end users. When these distributors take delivery of our products, we are provided in certain instances with documentation showing the further destination of our products. We do not have control over the final destination of our products, contractually or otherwise.

Based on such documentation, we are aware that certain of our products are sold to countries that are subject to international trade restrictions or economic embargoes that prohibit U.S. incorporated entities and U.S. citizens and residents from engaging in commercial, financial or trade transactions with such countries, including countries such as Iran and Syria (the “Sanctioned Countries”). We estimate that approximately 7.1% of our total sales in 2009 were sold in the Sanctioned Countries, mostly by independent distributors to other distributors or end-users. Such sales accounted for 2.2% of our total sales in 2008.

In addition, we have a very limited number of direct sales to customers in the Sanctioned Countries, amounting to approximately 0.5% of our total sales in 2009. The increase of our indirect sales to Iran and to Syria in 2009 was the result of a steady demand and pricing for construction steel in Iran and in Syria, whereas in the rest of our markets, especially in Russia and in Europe, demand was weak due to the economic situation during 2009. We believe that if demand for steel increases elsewhere, our indirect sales to Iran and Syria will decrease.

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

The following table sets forth information on our domestic and export sales of our primary steel product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 25 to our consolidated financial statements.

Products	2009	2008	2007
	(In millions of U.S. dollars, except for percentages)

Coke	138.7	377.5	248.8
Domestic	94.5%	77.6%	78.0%
Export	5.5%	22.4%	22.0%
Coking Products	22.6	35.3	36.0
Domestic	63.2%	52.6%	64.2%
Export	36.8%	47.4%	35.8%
Pig Iron	45.4	19.1	4.1
Domestic	39.8%	100.0%	93.3%
Export	60.2%	0.0%	6.7%
Semi-Finished Steel Products	496.8	475.7	555.1
Domestic	7.8%	18.7%	12.6%
Export	92.2%	81.3%	87.4%
Long Steel Products	1,463.6	2,682.4	1,830.1
Domestic	69.2%	81.8%	75.4%
Export	30.8%	18.2%	24.6%
Flat Steel Products	262.0	475.6	421.8
Domestic	86.7%	79.7%	79.0%
Export	13.3%	20.3%	21.0%
Forgings	76.4	180.9	164.7
Domestic	60.1%	53.8%	61.4%
Export	39.9%	46.2%	38.6%
Stampings	136.8	236.1	201.4
Domestic	85.5%	84.9%	79.5%
Export	14.5%	15.1%	20.5%
Wire Products	473.2	891.5	603.4
Domestic	76.5%	79.4%	77.9%
Export	23.5%	20.6%	22.1%
Other	192.1	121.0	241.5
Domestic	88.3%	83.8%	88.3%
Export	11.7%	16.2%	11.7%

Total	3,307.6	5,495.1	4,306.9

Domestic	64.6%	74.6%	68.5%
Export	35.4%	25.4%	31.5%

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

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2009.

	Metal
	Works,				Railway
	Wire Products	Pipe			Construction,	Power	Other
Use by Industry	Plants	Factories	Construction	Engineering	Repair	Generation	Industries(1)

Semi-Finished Steel Products	98.4%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%
Long Steel Products	0.9%	3.8%	44.8%	6.6%	0.1%	0.0%	43.8%
Flat Steel Products	0.9%	3.8%	14.6%	11.7%	0.0%	0.2%	68.8%
Forgings	0.0%	53.6%	0.0%	46.4%	0.0%	0.0%	0.0%
Stampings	0.0%	0.0%	0.0%	88.2%	0.2%	0.0%	11.6%
Wire Products	18.2%	0.0%	36.7%	7.8%	1.8%	0.3%	35.2%

(1)	Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

Marketing and distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Our overall sales strategy is to develop long-term, close partnerships with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end-user customers, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers with the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong brand identity for Mechel throughout Russia and other countries of the CIS, Central and Eastern Europe, Southeast Asia and the Middle East.

Mechel Service Global, through its subsidiaries, provides local end-user customers in Europe with our steel products. Mechel-Service serves our end-user customers in Russia. Mechel Service Global and Mechel Service help us to develop and service our long-standing customer relationships by providing highly specialized and technical sales and service to our customers.

In 2009, most of our production facilities handled their domestic wholesales independently, and our export wholesales were marketed by Mechel Trading.

We also market and sell steel products sourced from Estar Group Companies and the Donetsk Electrometallurgical Plant (“DEMP”), which are considered related parties in our consolidated financial statement. See notes 10 and 27 to our consolidated financial statements.

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel-Service has 55 storage sites in 42 cities throughout Russia to serve our end-user customers, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. Mechel-Service had 926 employees as of December 31, 2009.

Our Romanian domestic sales are carried out by our Romanian subsidiaries Mechel Campia Turzii, Mechel Targoviste, Ductil Steel and Mechel Service Romania.

Export sales

Most of the exports in our steel segment are made to independent distributors, which then sell our products to end users. Our subsidiary Mechel Trading has active wholesales offices in Liechtenstein, Belgium, Switzerland and Singapore.

We actively develop sales of high-quality rolled products to local end-user customers in Europe through Mechel Service Global’s subsidiaries. In 2009, Mechel Service Global opened new offices in Belgium, France, Italy, Serbia and Bulgaria. In Germany, HBL Holding, a subsidiary of Mechel Service Global, opened a new office and a covered warehouse with modern equipment for cutting high-quality steel in the city of Rheine. Our production facilities supply high-quality steel to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality rolled products to wholesalers on a walk-in basis.

Our Romanian export sales are carried out directly by our Romanian production facilities Mechel Campia Turzii, Mechel Targoviste and Ductil Steel as well as by Mechel Service Global and Mechel Trading.

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

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 86.6% of overall domestic crude steel output in 2009, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•	Evraz Group S.A., whose Russian operations include the steel producers Nizhny Tagil Metallurgical Works OAO, ZapSib and Kuznetsky Metallurgical Works OAO, is Russia’s largest steel manufacturer by volume on a consolidated basis, accounting for 19.3% of Russia’s total commodity steel products output (including long products, flat products, and semi-finished products) in 2009. Evraz Group focuses on the production of long products, including rebars, wire rods and profiled rolled products (such as rails, beams and channels). Evraz Group also controls iron ore producers Vanady Kachkanar GOK OAO and Vysokogorsky GOK OAO and coking coal producer Yuzhkuzbassugol Coal Company OAO, and has an equity investment in Raspadskaya OAO, which produces coking coal.

•	Novolipetsk Metallurgical Works OAO (“NLMK”) had 14.5% of the volume of Russian commodity steel production in 2009. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 76.5% of its products in 2009. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoylensky GOK. The company’s steel facilities are located in Lipetsk, to the southeast of Moscow. NLMK also controls Maxi-Group OAO in Russia, which operates two steel production sites in the Sverdlovsk region: square billet and long steel producer Nizhneserginsky Hardware & Metallurgical Works and long steel and wire products producer

Berezovsky Electro-Steel Works. These facilities are managed by the NLMK-Long steel OOO which had a 3.0% share in domestic commodity steel products output in 2009.

•	Magnitogorsk Iron & Steel Works OAO (“MMK”) is Russia’s third-leading steel manufacturer by volume, accounting for 16.0% of the volume of Russian commodity steel products output in 2009. MMK’s product mix is comprised mostly of flat products, representing 88.6% of its commercial steel products output (including production of slabs) in 2009. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 50.5% of its output in 2009. Its production facilities are located in Magnitogorsk in the southern Urals.

•	Severstal OAO had a 15.7% share by volume of Russian commodity steel products output in 2009. The company specializes in flat products which constitute a significant part of its production. Severstal is the third-leading producer of flat products and controls 25.6% of Russia’s total flat product production output. Domestic sales accounted for 47.9% of Severstal’s output in 2009, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls coal producer VorkutaUgol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•	Metalloinvest Management Company OOO (“Metalloinvest”), whose Russian assets consist of Oskolsky Electric Metallurgical Works OAO (“OEMK”) and Ural Steel OAO, had a 10.1% share of Russian commodity steel products output. OEMK produces only long products, and Ural Steel produces both long and flat products. Metalloinvest exported 73.3% of its commodity steel production in 2009. The company’s production facilities are located in the Central and Urals federal districts of Russia. Alisher Usmanov, one of Metalloinvest’s main owners, also controls Russia’s largest iron ore and pellets production facilities: Lebedinsky GOK OAO and Mikhailovsky GOK OAO.

Source: Company websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, Evraz Group and Metalloinvest produce primarily long products. Mechel is the largest and most comprehensive producer of specialty steel and alloys in Russia, and accounted for 36.9% of total Russian specialty steel output by volume in 2009, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and specialty long steel products, according to Metal Expert and Chermet.

In the Russian non-specialty long steel product category, our primary products and our market positions by production volume in 2009 were as follows, according to Metal Expert:

•	Reinforcement bar (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2009, the largest domestic rebar producers were Mechel (26.9%), Evraz Group (26.3%), NLMK-Long steel (21.7%) and Severstal (6.4%). At present, the Russian domestic market for rebar is protected from Ukrainian imports by an import quota. The quota has been imposed by agreement between Russia and Ukraine as the result of a review of the import tariff which was in force until July 14, 2007. The agreement expires on January 1, 2011.

•	Wire rod — There were five major producers of wire rod in Russia in 2009: Mechel (39.6%), Evraz Group (23.9%), Severstal (15.7%), NLMK-Long steel (11.5%) and MMK (8.9%). We produce some of the highest quality and widest ranges of wire rod (5-10 millimeters) among Russian producers.

OEMK, an electric arc furnace steel mill specializing in long carbon and specialty steel products and our nearest specialty steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of specialty long steel products (bearing, tool, high-speed and stainless steel) in 2009, producing 23.9% of the total Russian output by volume, and we had significant shares of Russian 2009 production volumes of stainless long products (50.4%), tool steel (31.5%) and high-speed steel (47.3%).

The following tables set forth additional information regarding our 2009 market shares in Russia for various categories of steel products.

All long products (excluding square billets)

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Evraz Group S.A.	5,413.0	32.5%
Mechel OAO	2,939.6	17.6%
NLMK-Long steel OOO	1,373.8	8.2%
Metalloinvest Management Company OOO	1,334.0	8.0%
Severstal OAO	999.4	6.0%
MMK OAO	999.2	6.0%
Other	3,617.6	21.7%

Total	16,676.6	100%

Source: Metal Expert.

Long products — Wire rod(1)

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	927.8	39.6%
Evraz Group S.A.	560.1	23.9%
Severstal OAO	367.3	15.7%
NLMK-Long steel OOO	269.8	11.5%
MMK OAO	207.5	8.8%
Amurmetall OAO	11.5	0.5%

Total	2,344.0	100%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	1,372.6	26.9%
Evraz Group S.A.	1,339.4	26.3%
NLMK-Long steel OOO	1,104.0	21.7%
Severstal OAO	576.0	11.3%
MMK OAO	327.0	6.4%
Metalloinvest Management Company OOO	206.5	4.1%
Other	168.0	3.3%

Total	5,093.5	100%

Source: Metal Expert.

Flat stainless steel

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	31.0	70.6%
Severstal OAO	6.3	14.3%
VMZ Red October	4.4	10.0%
MMZ Hammer & Sickle	1.3	3.0%
Other	0.9	2.1%

Total	43.9	100%

Source: Metal Expert.

Wire products

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	414.5	32.1%
Severstal-Metiz OAO	354.3	27.4%
NLMK-Long steel OOO	189.5	14.7%
MMK-Metiz OAO	179.2	13.9%
Evraz Group S.A.	124.6	9.7%
Other	28.5	2.2%

Total	1,290.6	100%

Source: Prommetiz, manufacturers’ data.

Wire products — Spring wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	34.2	58.9%
Severstal-Metiz OAO	19.7	33.9%
MMK-Metiz OAO	4.2	7.2%

Total	58.1	100%

Source: Manufacturers’ data.

Wire products — High-tensile wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	52.5	47.6%
Severstal-Metiz OAO	50.5	45.8%
MMK-Metiz OAO	7.3	6.6%

Total	110.3	100%

Source: Prommetiz.

The following tables set forth additional information on our market shares in Romania for various categories of steel products in 2009.

Long products — Rebar

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Targoviste, Mechel Campia Turzii, Ductil Steel)	439.0	94.0%
Otelinox Targoviste	22.3	4.8%
Laminate Bucuresti	5.7	1.2%

Total	467.0	100%

Wire rod

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Campia Turzii, Ductil Steel)	135.7	100%

Total	135.7	100%

Sections

			Market Share
			by Production
Manufacturer	Production		Volume
	(In thousands of tonnes, except for percentages)

Laminorul Braila	52.4	(1)	92.9%
ArcelorMittal Hunedoara	4.0		7.1%

Total	56.4		100%

(1)	Of this volume, 47.20 thousand tonnes were produced under a tolling contract with Mechel Targoviste.

Bars

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel company (Mechel Targoviste)	20.2	25.6%
TMK-CSRresita	28.6	36.2%
ArcelorMittal Hunedoara	30.2	38.2%

Total	79.0	100%

Cold-drawn wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Campia Turzii, Ductil Steel)	91.5	53.2%
Metalicplas Dej	44.1	25.6%
Dan Steel Beclean	13.5	7.8%
Sarme si Cabluri Harsova	13.6	7.9%
Ductil Buzau	9.5	5.5%

Total	172.2	100%

Galvanized wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Campia Turzii, Ductil Steel)	36.9	59.2%
Metalicplas Dej	2.6	4.3%
Dan Steel Beclean	16.3	26.1%
Sarme si Cabluri Harsova	6.5	10.4%

Total	62.3	100%

Welded mesh

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel company (Ductil Steel)	31.0	29.6%
Metalicplas Dej	35.1	33.5%
Dan Steel Beclean	38.5	36.9%

Total	104.6	100%

Raw materials

The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. We supplied 61.0% of our own group-wide coking coal needs in 2009, although our total coking coal concentrate production volume exceeded our group’s needs. We process coking coal concentrate into coke at Mechel-Coke, located in the Urals, and Moscow Coke and Gas Plant, which we acquired in 2006. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in our ferroalloys production. In 2009, we produced and internally used approximately 2.1 million tonnes of coke in our production facilities and produced and sold another approximately 1.0 million tonnes of coke to third parties. In 2009, our production facilities used 4.0 million tonnes of coking coal (including 2.9 million tonnes used by Mechel-Coke and 1.1 million tonnes used by Moscow Coke and Gas Plant), and 61.0% of total usage was sourced internally.

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and limestone. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. In 2009, our steel-making operations used 5.9 million tonnes of iron ore feed, approximately 31.0% in the form of pellets and 69.0% in the form of sinter, and we internally sourced 11.7% of our total iron ore feed requirements during this period. Korshunov Mining Plant supplied our steel segment with 394 thousand tonnes of iron ore concentrate in 2009. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. We purchase most of the remaining part of our iron ore feed from Russian domestic suppliers such as Karelsky Okatysh and Vysokogorsky GOK under annual contracts with monthly adjustments of prices and volumes, and Lebedinsky GOK and Mikhailovsky GOK under monthly and quarterly contracts on market terms.

We produce 63.7% of our steel production in basic oxygen furnaces. In steel making, ferrous scrap represents approximately 46% of feedstock, and we are approximately 32.7% self-sufficient in this raw material, which amounts to 777,000 tonnes of scrap, sourcing the balance from various scrap traders. We generate our own scrap supply through Metals Recycling, a Chelyabinsk-based metal scrap processing company which we acquired in March 2006. In addition, Mechel Trading House has a branch in Chelyabinsk through which it purchases scrap metal from third-party suppliers and sells it to the companies within our group.

In 2009, we used nickel sourced from Norilsk Nickel and Ufaleynickel in the production of stainless and other specialty steels. In 2009 our production facilities used 4,178 tonnes of nickel (including 1,569 tonnes at Chelyabinsk Metallurgical Plant, 1,693 tonnes at the Chelyabinsk branch of Urals Stampings Plant and 916 tonnes at Izhstal) of which 57.4% was supplied by ferronickel produced at Southern Urals Nickel Plant and 42.6% was purchased from third parties.

In 2009, our production facilities used 23,746 tonnes of ferrosilicon (including 21,166 tonnes at Chelyabinsk Metallurgical Plant, 409 tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2,171 tonnes at Izhstal), almost all of which was supplied by Bratsk Ferroalloy Plant.

In 2009, our production facilities used 16,291 tonnes of ferrochrome (including 10,353 tonnes at Chelyabinsk Metallurgical Plant, 1,725 tonnes at the Chelyabinsk branch of Urals Stampings Plant and

4,212 tonnes at Izhstal) of which 70.6% was supplied by Tikhvin Ferroalloy Plant and 29.4% was purchased from third parties.

We internally source all of our limestone requirements from our Pugachev quarry. In 2009, we used approximately 1.1 million tonnes of limestone in the production of steel.

Steel-making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2009, our steel and ferroalloy operations consumed approximately 5.2 billion kWh of electricity, of which 2.0 billion kWh was used at Chelyabinsk Metallurgical Plant, 2.5 billion kWh was used at other Russian facilities and 609.2 million kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Mechel-Energo have power co-generation facilities, which produced 1.7 billion kWh of electricity for internal consumption in 2009, yielding 22% self-sufficiency overall for our group (including mining operations), which consumed 6.3 billion kWh of electricity in 2009. The balance was purchased from local utilities. Aside from Southern Kuzbass Power Plant and Toplofikatsia Rousse, which run on steam coal, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2009, we consumed 2,392.3 million cubic meters of blast furnace gas, 457.7 million cubic meters of coke gas and 941.0 million cubic meters of natural gas. In 2009 Southern Kuzbass Power Plant and Toplofikatsia Rousse consumed 1.4 million tonnes of steam coal sourced both from our own coal mining assets and from third parties.

Large amounts of water are also required in the production of steel. Water serves as a resolvent, accelerator and washing agent. Water is used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 8.2% of its water needs from a local river and the rest from recycled water. Vyartsilya Metal Products Plant sources 100% of its water needs from a local river. Southern Urals Nickel Plant sources 31.9% of its water needs through recycling, 60.8% from a local river. Mechel Targoviste sources 1.6% of its production water needs from a local river and the rest is recycled/recirculated water. To date, water consumption from local rivers has not resulted in any significant environmental issues, although we make no assurances that such issues will not arise in the future. The companies effect payments for the use of water resources and we believe their emissions and discharges are within the permissible limits.

Transportation costs are a significant component of our production costs and a factor in our price-competitiveness in export markets. Rail transportation is our principal means of transporting raw materials from our mines to processing facilities and products to domestic customers and to ports for shipment overseas. For a description of our railway freight and forwarding subsidiary, see “— Mining Segment — Marketing and distribution” above.

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

In 2009, approximately 2.9% of our steel segment export sale revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

European Union

Our steel sales to the European Union in 2009 were approximately $0.6 billion, or 17.9% of our total steel segment revenues. The Russian government and the European Union have an export quota system in place whereby Russian exports to the European Union are limited to certain stipulated quantities for each product category. The quota by product category is distributed among Russian producers based on a procedure jointly developed by the Ministry of Economic Development and Trade of the Russian Federation and the Ministry of Industry and Energy of the Russian Federation. Effective as of May 13, 2008, these ministries have been reorganized into the Ministry of Economic Development and the Ministry of Industry and Trade, respectively, with the old Ministry of Industry and Energy’s energy functions being transferred to a new Ministry of Energy and the trade functions of the old Ministry of Economic Development and Trade being transferred to a new Ministry of Industry and Trade. The procedure provides that for each product category, a company’s export quota allocation is calculated on the basis of shipments by the company of the particular product over the previous years to the E.U. market (which is given a 70% weight), and on the company’s market share in domestic production of the particular product (which is given a 30% weight). After the quotas are calculated, the Russian Ministry of Industry and Trade confirms quota allocations and issues export licenses for these quotas. In 2009, the quota covered approximately 37.2% of our steel segment products exported to the European Union.

In 2009, the total E.U. quota for Russian steel was 3,107 thousand tonnes, and we received 318.5 thousand tonnes of the total quota. We have used 44% of our individual quotas both in long and flat steel products. The European Union-Russia Steel Agreement for 2010 provides for the total Russian quota to be 3,119 thousand tonnes. Our quota is set at approximately 335.4 thousand tonnes, which includes 19.7 thousand tonnes for flat products and 315.7 thousand tonnes for long products. Our supply of wire rod to Mechel Nemunas, our wire products plant in Lithuania, and to our Romanian subsidiary Mechel Campia Turzii is also subject to the E.U. export quota system, and our quota for those supplies is 110.8 thousand tonnes for 2010.

In addition, an antidumping E.U. import duty in the amount of 50.7% was applicable to steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until October 2007. After a review procedure conducted by the European Union in October 2007, this duty was reduced to 36.2% and imposed for a period of five years.

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

Ferroalloys Segment

Our ferroalloys segment produces and sells low-ferrous ferronickel, ferrochrome and ferrosilicon produced at Southern Urals Nickel Plant, Bratsk Ferroalloy Plant and Tikhvin Ferroalloy Plant, respectively. The following table sets our production volumes for each of our ferroalloy segment products.

	2009	2008	2007
	(In thousands of tonnes)

Ferrosilicon	86.0	91.9	37.8
Ferrochrome	82.6	57.8	—
Nickel	15.6	16.2	17.1

Description of key products

Ferrosilicon.  Ferrosilicon is used in ferrous metallurgy as a deoxidizer or as an alloying element for production of electrotechnic, spring wire, corrosion-resistant and heat resistant steel grades, or as a pig iron modifier. In nonferrous metallurgy, ferrosilicon is used as a reducing agent for production of nonferrous metals and alloys. We produce two types of ferrosilicon: with 65% and 75% silicon content in the alloy. The ferrosilicon we produce is a high-C ferrosilicon, which contains 0.1% carbon. We offer our customers ferrosilicon from our Bratsk Ferroalloy Plant.

Low-ferrous ferronickel.  Low-ferrous ferronickel is an alloy of iron and nickel used in production of corrosion-resistant and heat resistant steel grades. Southern Urals Nickel Plant offers low-ferrous ferronickel to export customers, as well as to a number of companies within Russia and within our group.

Ferrochrome.  Carbon ferrochrome is used in the iron industry to alloy construction steel and heat-resistant and stainless steels. We produce carbon ferrochrome at our Tikhvin Ferroalloy Plant and we use it internally within our group and export and sell within Russia.

Mining and manufacturing processes

Nickel ore.  Both the Sakhara and Buruktal mining operations run by our Southern Urals Nickel Plant are typical of Russian open pit mines of their size. The weathered lateritic ore and overburden (the layers of soil covering the ore-bearing stratum) are loaded by electric and diesel shovels and dragline into haul trucks without any drilling or blasting. The ore is stockpiled, reclaimed and then loaded into railcars for shipment to Southern Urals Nickel Plant. Overburden waste is hauled to dumping locations inside the mined-out pits whenever possible or placed in dumps adjacent to the pit.

Low-ferrous ferronickel.  Nickel ores from both mines are transported by rail to our nickel production plant in Orsk, which lies east of the southern extremity of the Ural Mountains, close to the border with Kazakhstan. At this plant, ores are mixed in a ratio of 70% of Buruktal ore and 30% of Sakhara ore and sintered in sintering machines. Sinter with the addition of coke, sulfur pyrite and limestone is smelted in shaft furnaces that produce matte. This matte is then divided into converter matte and waste slag in horizontal converters. Converter matte is processed into nickel monoxide and nickel monoxide is further processed into ferronickel. Ferronickel is shipped by rail transportation from Orsk station, as well as by motor transport, to our Chelyabinsk Metallurgical Plant, to other Russian customers and for international delivery.

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

Nickel ore and nickel production

Southern Urals Nickel Plant operates two open-pit nickel ore mines, Sakhara and Buruktal, as well as a nickel production plant in Orsk. The Sakhara mine is located east of the Ural Mountains in the Chelyabinsk region, about 370 kilometers north of Orsk. The Buruktal mine is located east of the southern tip of the Ural Mountains, in the Orenburg region, close to the border with Kazakhstan. It is located 230 kilometers east of Orsk. Both the Buruktal and Sakhara mines have railway spurs connected to the Russian rail system, which is controlled by Russian Railways. We acquired Southern Urals Nickel Plant in 2001.

The table below sets forth the subsoil licenses used by our nickel mines and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Buruktal	Southern Urals Nickel Plant	December 2012	In production	11.9	1968
Sakhara	Southern Urals Nickel Plant	April 2013	In production	2.2	1994

The following table summarizes our nickel ore and nickel products production for the periods indicated:

	2009		2008		2007
		Grade		Grade		Grade
	Tonnes	(% Ni)	Tonnes	(% Ni)	Tonnes	(% Ni)
	(In thousands of tonnes)(1)

Sakhara ore production	964.5	1.00%	1,025.7	1.07%	1,236.1	1.13%
Buruktal ore production	1,679.3	1.07%	1,436.4	1.05%	1,591.3	1.05%

Total ore production	2,643.8	1.04%	2,462.1	1.06%	2,827.4	1.09%

Nickel production	15,565.0		16,158.0		17,111.0

(1)	Volumes are reported on a wet basis.

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

Oriel Resources holds two licenses to mine chrome ore at the Voskhod deposit in the Aktyubinsk region and silicate nickel ore at the Shevchenko deposit in the Kustanay region, and owns a processing plant located near the Voskhod underground mine.

Voskhod is located in the Chrometau district of the Aktyubinsk region 110 kilometers east of Aktobe and seven kilometers northeast of Chrometau. The site is accessed by road from Chrometau, which lies on the highway from the regional center of Aktobe. Associated chrome ore mining commenced at the Voskhod underground mine in December 2008 and ore production in commercial volumes commenced in July 2009. The mining plant is designed to reach output of 1.2 million tonnes of chrome ore and 0.9 million tonnes of chromite ore concentrate per annum. Chrome ore concentrate from Voskhod is used in the Tikhvin Ferroalloy Plant in Russia, which is another asset acquired in 2008 as part of Oriel Resources. The subsoil license relating to the chrome deposit at Voskhod was issued by the Government of Kazakhstan in 2004 for a period of 25 years.

The Shevchenko deposit of silicate nickel ore is located in Kazakhstan’s Kustanay region and we plan to produce nickel ore there using the in-situ leaching method for further processing into nickel-containing marketable products. The subsoil license relating to the silicate nickel ore deposit at Shevchenko was issued by the Government of Kazakhstan in 1997 for a period of 20 years. Shevchenko is a development stage mineral asset without reportable reserves. Currently, relevant engineering studies are being undertaken.

The table below sets forth the subsoil licenses used by our chrome ore and silicate nickel ore properties and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Voskhod	Voskhod-Oriel	October 2029	In production	1.54	2008
Shevchenko	Kazakhstansky Nickel Mining Company	March 2017	Feasibility study	135	n/a

Quartzite production

Bratsk Ferroalloy Plant holds the license for the exploration and mining of the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material for ferrosilicon production. The deposit is accessible by unpaved road and located 20 km southwest of Nizhneudinsk in the Irkutsk region. After completion of additional exploration at the deposit in 2011, we plan to start mining quartzite to be supplied to our Bratsk Ferroalloy Plant.

The table below sets forth the subsoil license held in respect of our quartzite project and the expiration date thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Uvatskoye	Bratsk Ferroalloy Plant	July 2033	Exploration	18.21	n/a

Ferroalloy production facilities

Southern Urals Nickel Plant

Southern Urals Nickel Plant includes a sinter plant equipped with five sintering machines; a melting workshop equipped with eight shaft furnaces and 14 thirty-tonne converters; and a roasting workshop equipped with two electric arc furnaces with a capacity of 12 megawatts each. The plant can produce up to 17,500 tonnes per year of low-ferrous ferronickel in pure nickel equivalent.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Southern Urals Nickel Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
(In thousands of tonnes, except for percentages)

Low-ferrous ferronickel production	18	89%	1

Southern Urals Nickel Plant produced 15,565 tonnes of nickel in 2009.

Bratsk Ferroalloy Plant

Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high grade ferrosilicon. Ferrosilicon is used in the steel-making industry for manufacturing carbon and stainless steel deoxidizers of most kinds of steel grades or alloying elements for production of insulating, acid-proof and heatproof steel grades, or pig iron modifier, as well as reducing agents for production of nonferrous metals and alloys. Approximately 5-6 kg of ferrosilicon is used in every tonne of steel produced. Ferrosilicon is a primary raw material for alloyed steels produced by Chelyabinsk Metallurgical Plant. We acquired Bratsk Ferroalloy Plant in 2007.

The main production facilities of the plant include four ore-thermal ovens with a capacity of 25 megavolt-amperes.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2009	Rate in 2009	(2010-2012)
(In thousands of tonnes, except for percentages)

Ferrosilicon production	91	95%	4

Bratsk Ferroalloy Plant produced 86,010 tonnes of ferrosilicon in 2009.

Tikhvin Ferroalloy Plant

Tikhvin Ferroalloy Plant is a modern metallurgical enterprise, which specializes in the production of high carbon ferrochrome from chrome ore for use predominantly in the production of stainless steel. Recovery of chrome from chrome ore occurs by the agency of metallurgical coke in the presence of a quartzite flux. The plant is situated in the small town of Tikhvin, 200 kilometers southeast of St. Petersburg, Russia. It comprises four ore-smelting open electric AC furnaces with gasproof enclosure and a total capacity of 22.5 megavolt-amperes each. For effective cleaning of a steam-and-gas mixture, four dry gas cleaning plants with pulsed regeneration are used at the plant. The Tikhvin Ferroalloy Plant’s annual capacity is 140,000 basic tonnes of high carbon ferrochrome and starting from 2010 we intend to increase its production capacity to 180,000 tonnes of high carbon ferrochrome per annum. The plant commenced production in April 2007 using imported chrome ore. Since April 1, 2009, the plant has moved to high carbon ferrochrome production using only concentrate from the Voskhod chrome processing plant. In the first half of 2009, the plant operated at a low level of capacity (60%) because of difficulties in marketing its output. By the end of 2009, the plant reached its current capacity. The plant consumes 330,000 tonnes of chromite ore concentrate per annum, and consumption is expected to reach 400,000 tonnes per annum after the planned production capacity increase is implemented in 2011.

Sales of ferroalloy products

The following table sets forth our revenues by primary ferroalloys segment product categories (including as a percentage of total ferroalloys segment revenues) for the periods indicated. Ferroalloys segment sales data presented in “— Ferroalloys Segment” do not include intersegment sales.

	2009		2008		2007
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In millions of U.S. dollars, except for percentages)

Nickel(1)	190.6	52.4%	281.3	64.8%	468.9	93.6%
Ferrosilicon	66.6	18.4%	79.3	18.2%	29.0	5.8%
Ferrochrome	92.8	25.5%	68.2	15.7%	0.0	0.0%
Other	13.7	3.7%	5.2	1.3%	3.2	0.6%

Total	363.7	100%	434.0	100%	501.1	100%

(1)	Sales of nickel contained in ferronickel and converter matte.

The following table sets forth by percentage of sales the regions in which our ferroalloys segment products were sold for the periods indicated.

Region(1)	2009	2008	2007

Russia	14.6%	23.0%	6.3%
Other CIS	1.7%	0.1%	0.0%
Europe	69.6%	74.4%	93.6%
Asia	12.3%	1.4%	0.1%
Middle East	0.0%	0.0%	0.0%
United States	1.5%	1.1%	0.0%
Other	0.3%	0.0%	0.0%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2009, our ferroalloys segment sales outside of Russia were principally to Europe. Sales in Europe accounted for 69.6% of our total ferroalloys segment sales. The following table sets forth information about the five largest customers of our ferroalloys segment products, which together accounted for 64.2% of our ferroalloys segment sales in 2009.

	% of Total
	Ferroalloys		% of Total
	Segment		Products
Customer	Sales	Product	Sales

Outokumpu Rossija Oy	19.0%	Nickel	36.2%
		Chrome	0.1%
Stratton Metals, LTD.	18.6%	Nickel	35.5%
Glencore	11.1%	Nickel	17.3%
		Chrome	8.2%
Scanalloys, LTD.	9.1%	Ferrosilicon	9.7%
		Chrome	28.7%
A&M Trading	6.4%	Nickel	8.4%
		Ferrosilicon	1.8%
		Chrome	6.4%

The following table sets forth information on our domestic and export sales of our primary ferroalloys categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 25 to our consolidated financial statements.

Products	2009	2008	2007
	(In millions of U.S. dollars, except for percentages)

Nickel(1)	190.6	281.3	468.9
Domestic	2.6%	6.6%	0.0%
Export	97.4%	93.4%	100.0%
Ferrosilicon	66.6	79.3	29.0
Domestic	47.3%	92.0%	97.3%
Export	52.7%	8.0%	2.7%
Ferrochrome	92.8	68.2	—
Domestic	4.9%	6.0%	—
Export	95.1%	94.0%	—
Other	13.7	5.2	3.3
Domestic	50.6%	94.3%	100.0%
Export	49.4%	5.7%	0.0%

Total	363.7	434.0	501.1

Domestic	13.2%	23.2%	6.3%
Export	86.8%	76.8%	93.7%

(1)	Sales of nickel contained in ferronickel and converter matte.

Marketing and distribution

Domestic sales

Nickel is supplied to the Russian domestic market, primarily within our group. Only 2.6% of total nickel revenues were received from domestic sales in 2009.

In 2009, ferrosilicon was sold to Russian domestic consumers such as Metalloinvest-Steel OOO, EvrazHolding (Zapsib, NTMK, NKMK) and Severstal OAO, which together accounted for 35.0% of the total ferrosilicon sales by revenue and 6.4% of the total ferroalloys segment revenues.

Volgograd Metallurgical Works Red October was our major domestic ferrochrome customer in 2009, which accounted for 2.2% of the total ferrochrome sales and 0.6% of the total ferroalloys segment revenues.

In 2009, Mechel Trading House began sales of ferroalloy products produced by Bratsk Ferroalloy Plant, Southern Urals Nickel Plant and Tikhvin Ferroalloy Plant to third-party customers. Previously, all domestic sales were managed directly by the production plants.

We supply ferroalloys products to the Russian market under annual contracts with monthly adjustment of prices and volumes. Price adjustments are based on the domestic spot market prices.

Export sales

Export sales together accounted for 97.4% of our total ferronickel sales and 51.1% of our total ferroalloys segment revenues. All of our ferronickel export sales in 2009 were delivered to four customers: Outokumpu Rossija Oy, Stratton Metals Ltd., Glencore International AG and A&M Trading. Prices are settled on the basis of nickel prices quoted by the London Metal Exchange (LME), less a certain discount. The ferronickel is delivered by railway from Southern Urals Nickel Plant to either the port of St. Petersburg or to the Russian-Finnish border.

In 2009, ferrosilicon export sales were delivered to such customers as Posco, Scanalloys Ltd. and ACTS Trading Corporation, which together accounted for 35.3% of our total ferrosilicon sales by revenue and 6.5% of our total ferroalloys segment revenues. Deliveries to Japanese and South Korean customers were effected on CFR delivery terms (including transportation by railway, handling in ports of Vanino and Nakhodka and chartering vessels to major Japanese ports). We mostly sell ferrosilicon at spot prices.

Ferrochrome was supplied to Europe mainly through such trading companies as Scanalloys Ltd., Glencore and DCM DECOmetal GmbH in 2009. Those sales together accounted for 62.6% of our total ferrochrome sales and 11.5% of the total ferroalloys segment revenues. Ferrochrome was delivered mainly by railway to the port of St. Petersburg, and small amounts were delivered to Eastern Europe by railcars. We mostly sell ferrochrome at spot prices.

Market share and competition

According to Metal Expert, Mechel is the third largest Russian producer of ferrosilicon and the second largest producer of ferrochrome by volume. In 2009, we had a 18.8% and 23.8% market share by volume of Russian ferrosilicon and ferrochrome production, respectively.

Following is a brief description of Russia’s other largest ferroalloys producers, according to Metal Expert and the companies’ data:

•	Kuznetsk Ferroalloys OAO is the largest Russian ferrosilicon producer, with a 55.9% market share by production volume in 2009. It controls Yurginsk Ferroalloys Plant OAO. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 87.0% of its ferrosilicon production volume in 2009.

•	Chelyabinsk Electro-Metallurgical Plant OAO (“ChEMK”) is the largest Russian ferrochrome producer, with a 51.8% market share by production volume in 2009. It is also the second largest ferrosilicon producer with a 17.5% production share in 2009. In addition it produces silicomanganese and silicocalcium. ChEMK exports most of its production. In 2009, it exported 97.3% and 96.1% by volume of its ferrochrome and ferrosilicon production, respectively.

•	Serov Ferroalloys Plant OAO (“Serov”) is the third largest Russian ferrochrome producer, with a 23.1% market share by production volume in 2009. It also produces ferrosilicon, having a 2.1% production share in 2009. The plant is controlled by the Kazakh industrial group ENRC, which is one of the largest chrome ore and ferrochrome producers in the world, according to CRU. Serov also produces ferrosilicochrome. Serov exported 89.2% of its ferrochrome production volume in 2009, and almost all of the ferrosilicon it produced in 2009 was supplied domestically.

The following tables set forth additional information regarding our 2009 market shares in Russia for certain ferroalloy products.

Ferroalloys — Ferrosilicon

			Market Share
			by Production
Manufacturer	Region	Production	Volume, %
		(In thousands of tonnes, except for percentages)

Kuznetsk Ferroalloys OAO	Kemerovo	275.4	55.9%
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	86.4	17.5%
Bratsk Ferroalloy Plant OAO	Irkutsk	92.9	18.8%
Yurginsk Ferroalloys Plant OAO	Kemerovo	20.9	4.2%
Serov Ferroalloys Plant OAO	Sverdlovsk	10.4	2.1%
Novolipetsk Metallurgical Plant OAO	Lipetsk	7.1	1.5%

Total		493.1	100%

Source: Metal Expert.

Ferroalloys — Ferrochrome

			Market Share
			by Production
Manufacturer	Region	Production	Volume, %
		(In thousands of tonnes, except for percentages)

Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	207.7	51.8%
Tikhvin Ferroalloy Plant ZAO	Leningrad	95.2	23.8%
Serov Ferroalloys Plant OAO	Sverdlovsk	92.7	23.1%
Klyuchevsk Ferroalloys Plant OAO	Sverdlovsk	5.1	1.3%

Total		400.7	100%

Source: Metal Expert.

The Russian nickel market is heavily dominated by Norilsk Nickel OAO, which according to its company website produced 232,800 tonnes of nickel in 2009 at its Russian facilities and has more than a 90.0% share of Russian domestic nickel output by volume.

Our share of the total world nickel production was approximately 1.2% in 2009. The following table sets forth the major nickel producing countries and their and Mechel’s shares of the total world nickel production in 2009.

	Nickel Production	% of Total World
Country	(Thousands of Tonnes)	Production

Russia	255.5	19.4%
Mechel	16.1	1.2%
China	242.9	18.4%
Japan	142.2	10.8%
Australia	129.8	9.9%
Canada	116.9	8.9%
Cuba	31.8	2.4%
Ukraine	12.8	1.0%
Other	385.5	29.2%

Total World Production	1,317.4	100.0%

Source: CRU, Company data.

Our share of the total world high-carbon ferrochrome production was approximately 1.4% in 2009. The following table sets forth the major high-carbon ferrochrome producing countries and their and Mechel’s shares of the total world high-carbon ferrochrome production in 2009.

	High-Carbon
	Ferrochrome Production	% of Total World
Country	(Thousands of Tonnes)	Production

South Africa	2,316.8	40.2%
China	1,306.2	22.7%
Kazakhstan	889.5	15.4%
Russia	400.8	7.0%
Mechel	82.6	1.4%
Other	850.2	14.7%

Total World Production	5,763.5	100.0%

Source: CRU, Metal Expert, Company data.

Our share of the total world ferrosilicon production was approximately 1.5% in 2009. The following table sets forth the major ferrosilicon producing countries and their and Mechel’s shares of the total world ferrosilicon production in 2009.

	Ferrosilicon Production	% of Total World
Country	(Thousands of Tonnes)	Production

China	4,139.5	71.6%
Russia	438.0	7.6%
Mechel	86.0	1.5%
Brazil	203.0	3.5%
Norway	189.0	3.3%
USA	118.5	2.0%
Iceland	100.0	1.7%
South Africa	86.0	1.5%
Other	506.8	8.8%

Total World Production	5 780.8	100.0%

Source: CRU, Company data.

Mineral reserves (ferroalloys)

Please see “— Mining Segment — Mineral reserves (coal, iron ore and limestone)” for a description of our mineral reserves and mineral deposits generally and our reporting of proven and probable reserves.

Nickel ore

As of December 31, 2009, we had nickel ore reserves (proven and probable) totaling 7.7 million tonnes at an average nickel grade of 1.0%. The table below summarizes our nickel ore reserves by mine.

		Grade
Nickel Ore Reserves(1)(2)(3)	Tonnes(4)	(% Ni)(5)
	(In millions of tonnes)

Sakhara	3.2	1.0
Buruktal	4.5	1.0

Total	7.7	1.0

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	We own 84.1% of Southern Urals Nickel Plant mines. Reserves are presented for the mines on an assumed 100% ownership basis.

(3)	In estimating our reserves we use an average price of $18,325 per tonne of nickel and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

(4)	Volumes are reported on a dry basis.

(5)	Metallurgical recovery is projected to be 73.8%.

As of December 31, 2009, we had nickel ore deposits totaling 51.0 million tonnes at an average nickel grade of 1.0%. The table below summarizes nickel ore deposits.

		Grade
Nickel Ore Deposits(1)	Tonnes(2)	(% Ni)(3)
	(In millions of tonnes)

Buruktal	51.0	1.0

(1)	Includes adjustments for dilution and mine recovery, based on historical records.

(2)	Volumes are reported on a dry basis.

(3)	Metallurgical recovery is projected to be 73.8%.

Chrome ore

At December 31, 2009 Voskhod has total proven and probable reserves of 18.3 million tonnes including 0.9 million tonnes of proven and 17.4 million tonnes of probable reserves at an average grade of 42.2% Cr2O3 with projected recovery of rate of 72%. In estimating our reserves we use an average contract price of $202 per tonne of chrome ore concentrate and currency conversions are carried out at average official exchange rates of the Central Bank of Kazakhstan.

Trade restrictions

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years.

Power Segment

Our power segment generates and sells electricity to our group companies and to external customers. It enables us to market higher value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of the mining and steel segments of our business. Our power segment consists of a power generating plant, Southern Kuzbass Power Plant, power generation facilities at Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant with installed capacity of 220 MW, 30 MW and 3.5 MW, respectively, and a power sales company, Kuzbass Power Sales Company. Our subsidiary Mechel-Energo manages our power business. We also hold a 49% stake interest in Toplofikatsia Rousse, a power plant in Bulgaria. Below is a brief description of each of these facilities.

The following table sets out total volumes of electricity production by our power segment.

	2009	2008	2007
	(In million kWh)
Electricity	3,487.7	4,088.8	3,473.5

Southern Kuzbass Power Plant

The Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is south of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h as of December 31, 2009. The electricity output of the plant for the year ended December 31, 2009 was 1,758.2 million kWh. The heat power generated by the plant for the year ended December 31, 2009 was 767.1 thousand Gcal. We acquired Southern Kuzbass Power Plant in 2007.

The Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2009, it consumed 1.0 million tonnes of steam coal sourced from Southern Kuzbass Coal Company.

The generation facilities of the Southern Kuzbass Power Plant are listed below.

		Month and Year of
		Commissioning at	Installed	Electricity
	Year of	Southern Kuzbass	Capacity	Production in
Generation Unit No.	Manufacture	Power Plant	(MW)	2009 (million kWh)

VK-50-2 LMZ	1950	April 1951	53	101.9
VK-50-2 LMZ	1950	November 1951	53	96.9
VK-50-2 LMZ	1950	August 1952	53	313.8
VK-50-2 LMZ	1952	February 1953	53	186.4
T-115-8,8 LMZ	1996	December 2003	113	250.1
T-88/106-90 LMZ	1953	July 1954	88	370.6
VK-50-2 LMZ	1954	December 1954	53	74.2
T-88/106-90 LMZ	1953	September 1956	88	364.3

Total			554	1,758.2

The plant sells electricity and capacity on the wholesale market only, as well as heat energy directly to consumers. In Russia it is common for thermal power plants to produce and sell heat energy, sometimes in the form of industrial steam and sometimes in the form of hot water, for business and residential heating and household use, which is distributed in towns and cities by a network of hot water distribution pipes. Southern Kuzbass Power Plant’s heat energy is distributed at regulated prices in the form of hot water in Kaltan and Osinniki.

Kuzbass Power Sales Company

Kuzbass Power Sales Company is located in the Kemerovo region and is the largest power distributing company in Siberia. Its distributed power volume in 2009 amounted to 12.4 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

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

The company is included in the Register of Guaranteeing Suppliers of the Kemerovo region. For a discussion of guaranteeing suppliers, see “— Regulatory Matters — Russian Regulation — Regulation of electricity market — Sales of electricity — Retail electricity market.”

Toplofikatsia Rousse

Toplofikatsia Rousse is a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. We acquired a 49% stake in Toplofikatsia Rousse in December 2007. Currently, the plant generates 290 MW, which is below its installed capacity of 400 MW. Pursuant to our capital investment program, we are upgrading the equipment at Toplofikatsia Rousse to fully utilize its installed capacity. The plant has a total heat capacity of 554 Gcal/h and uses steam coal as fuel, most of which is supplied from our coal mines in Russia. The plant had 552 employees as of December 31, 2009.

Mechel-Energo

Mechel-Energo’s core activity is the generation and sale of electricity, capacity, and heat energy in the form of hot water and steam. In addition, it coordinates the supply of energy to our production facilities. The company has separate structural units in the cities of Beloretsk, Vidnoye, Izhevsk, Mezhdurechensk, Chebarkul and Chelyabinsk.

Mechel-Energo supplies heat energy (in the form of hot water and steam) at regulated prices to its consumers, including residential consumers and commercial customers, of the cities of Vidnoye, Chelyabinsk, Chebarkul, Beloretsk, Mezhdurechensk and Myski.

Mechel-Energo has cogeneration facilities and operates using mainly blast furnace gas and coke oven gas, which is a byproduct of steelmaking, and natural gas, which we purchase from Gazprom.

Mechel-Energo’s sales amounted to 4.8 billion kWh of electricity and 4.1 million Gcal of heat energy in 2009.

Capital Investment Program

Our capital investment program includes capital spending of up to $3.7 billion for the three-year period of 2010-2012. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment. The split is approximately $2.1 billion in mining, approximately $1,135.9 million in steel, approximately $192.4 million in ferroalloys and approximately $77.8 million in the power segment. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. Attracting debt financing for our capital expenditures on commercially reasonably terms may be particularly challenging given our current high levels of indebtedness relative to our free cash flows and pledges of shares and assets of our subsidiaries to our current lenders. We may be limited to obtaining financing on a project finance basis which may impose more restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital investment program.”

In the mining segment we expect to direct approximately $1,560.9 million to the development of the Elga coal deposit and construction of a rail branch line in 2010-2012. Investments in Southern Kuzbass Coal Company will amount to $300.5 million. We will invest approximately $126.9 million in 2010-2012 for increasing coal production at the Sibirginsk mine of Southern Kuzbass Coal Company. In the iron ore business, we will invest approximately $47.9 million in Korshunov Mining Plant.

The steel segment projects are targeted at expanding the share of value added products which we produce, while maintaining existing output, and will be mainly focused on Chelyabinsk Metallurgical Plant and Izhstal. The main project, started in 2008, is the construction of a universal rail and structural steel mill aimed at increasing rolling capacity to 1.1 million tonnes and decreasing the proportion of lower-value semi-finished product sales by increasing the production of high quality rolled steel products and rails. Preliminary engineering works have been completed, and an equipment delivery contract and a construction contract have been signed and the project is planned to be completed in 2011. Due to the global financial crisis, the level of capital investments in 2009 was reduced as compared to capital investments in 2008, and completion timelines for a number of projects were extended. Any interruption in the currently improving global economic situation may similarly require us to delay the implementation of our capital investment program.

The following table sets out by segment and facility the major items of our capital expenditures currently in progress or expected to be commenced in 2010-2011.

		Approximate	Year of	Estimated
	Planned Increase in Capacity	Total Planned	Project	Year of
	and/or Other Improvement	Expenditures(1)	Launch	Completion
		(In millions of U.S. dollars)

Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	350.1	2010	2012

Yakutugol
Construction of a rail branch to the Elga coal deposit and the development of the Elga coal deposit	Providing access to and the development of the coal deposit	1,912.8	2008	2012

Southern Kuzbass Coal Company
Increase of coal production of Sibirginsk mine	Increase in project capacity to 2.4 million tonnes per annum	247.6	2007	2014

Steel Segment
Maintenance expenditures	Maintaining current output capacity	137.1	2010	2012

Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	664.9	2008	2011
Construction of blooming concaster No. 5 near oxygen-converter shop with vacuum degasser and ladle furnace	Design capacity 1.0 million tonnes of billets per annum	195.5	2008	2011
Modernization of slab concaster with ladle furnace at arc-furnace shop No. 6	Design capacity 1.2 million tonnes of slabs per annum	106.3	2007	2010

		Approximate	Year of	Estimated
	Planned Increase in Capacity	Total Planned	Project	Year of
	and/or Other Improvement	Expenditures(1)	Launch	Completion
		(In millions of U.S. dollars)

Izhstal
Modernization of arc-furnace melting facilities; renovation of arc-furnace shop No. 23	Increase of arc-furnace steel melting capacity to 480,000 tonnes per annum and steel quality improvements; decommissioning older open-hearth furnace	128.6	2007	2010
Reconstruction of mill No. 250	Increase in capacity to 300,000	67.0	2007	2011
	tonnes per annum and increase in quality of rolled products

Mechel-Coke
Reconstruction of coking battery No. 6	Design capacity 470,000 tonnes of coke per annum	51.1	2008	2011

Ductil Steel
Reconstruction of steel-making shop of Otelu Rosu	Increase of billet production by 600,000 tonnes per annum	48.7	2008	2010

Ferroalloys segment
Maintenance expenditures	Maintaining current output capacity	41.6	2010	2012

Transport division
Maintenance expenditures	Maintaining current output capacity	7.2	2010	2012
Technical modernization of Port Posiet	Increase of production capacity by 9.0 million tonnes per annum	102.6	2004	2011

Power segment
Maintenance expenditures	Maintaining current output capacity	26.7	2010	2012

Other
Mechel Materialy
Construction of grinding-mixing complex on manufacture of Portland cement and Portland blast-furnace cement	Design capacity 1.6 million tonnes of Portland cement per annum	98.4	2008	2011

(1)	We estimate that approximately $312.5 million of the aforementioned planned expenditures for these projects have been made as of December 31, 2009. In 2009, we spent $612.7 million in total for capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Metallurgical Production Technology Development at Mechel-Steel Management (seven employees), a Production and Technical Division at Mechel Mining Management (eleven employees), a Department of Wire Products Technology Development at Mechel-Steel Management (two employees), and a Department of Technical Development at Mechel Ferroalloys Management (two employees). In December 2008, we established Mechel Engineering with a headcount of 89 employees to carry out design and engineering works to increase the efficiency of our mining business. In January 2009, our design unit DVNPU with a headcount of 109 employees was transferred under the management of Mechel Engineering.

In the course of our research and development we also contract with third-party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Izhstal, Urals Stampings Plant, Mechel Targoviste and Yakutugol have specialized research divisions with a total of 482 researchers involved in the improvement of existing technologies and products.

Our research and development expenses in the years ending December 31, 2009, 2008 and 2007 were not significant.

Insurance

Most of our Russian production facilities have no comprehensive insurance coverage against the risks associated with the business in which we operate, other than insurance required under the Russian law, existing collective agreements, loan agreements or other undertakings. Our Russian facilities have various compulsory insurance policies: legal liability for pollution, third-party liability motor vehicle insurance, and other forms of insurance. Some of our facilities provide their workers with medical insurance and accident and health insurance in accordance with existing collective employment agreements. In addition, some of our Russian facilities have motor vehicle insurance, property insurance (real property and machinery insurance, goods), third party liability insurance and cargo.

Some of our international production facilities are not covered by comprehensive insurance typical for such operations in Western countries. However, they all have the compulsory insurance coverage required under the law of their respective jurisdictions: motor vehicle insurance, pollution legal liability insurance, employer liability etc. Furthermore, some of our international production facilities also carry insurance coverage for their property (real property and machinery insurance, goods), liability (third party liability, professional and product liability), cargo (including freight insurance), as well as medical insurance and accident and health insurance for their workers.

Regulatory Matters

Licensing of Operations in Russia

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

Subsoil Licensing in Russia

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

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law; and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2009, we incurred minerals extraction taxes in the amount of $27.6 million, which is included in the statement of income and comprehensive income as production related overheads. See note 22 to our consolidated financial statements.

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

Issuance of licenses

Subsoil licenses are issued by the Federal Agency for Subsoil Use. Most of the currently existing production licenses owned by companies derive from: (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Russian Civil Code, the Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law allows production licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase.

Extension of licenses

The Subsoil Law permits a subsoil licensee to request an extension of a production license in order to complete the production from the subsoil plot covered by the license or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user complies with the terms and conditions of the license and the relevant regulations.

In order to extend the period of a subsoil license, a company must file an application with the federal authorities to amend the license.

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

The factors that may, in practice, affect a company’s ability to obtain the approval of license amendments (including extensions) include: (1) its compliance with the license terms and conditions; (2) its management’s experience and expertise relating to subsoil issues; and (3) the relationship of its management with federal and/or local governmental authorities, as well as local governments. For a description of additional factors that may affect Russian companies’ ability to extend their licenses, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or renew necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits.” See also “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “Item 3. Key

Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.”

Maintenance and termination of licenses

A license granted under the Subsoil Law is accompanied by a licensing agreement. The law provides that there will be two parties to any subsoil licensing agreement: the relevant state authorities and the licensee. The licensing agreement sets out the terms and conditions for the use of the subsoil.

Under a licensing agreement, the licensee makes certain environmental, safety and production commitments. For example, the licensee makes a production commitment to bring the field into production by a certain date and to extract an agreed-upon volume of natural resources each year. The license agreement may also contain commitments with respect to the social and economic development of the region. When the license expires, the licensee must return the land to a condition which is adequate for future use. Although most of the conditions set out in a license are based on mandatory rules contained in Russian law, certain provisions in a licensing agreement are left to the discretion of the licensing authorities and are often negotiated between the parties. However, commitments relating to safety and the environment are generally not negotiated.

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

The Subsoil Law and other Russian legislation contain extensive provisions for license termination. A licensee can be fined or the license can be suspended or terminated for repeated breaches of the law, upon the occurrence of a direct threat to the lives or health of people working or residing in the local area, or upon the occurrence of certain emergency situations. A license may also be terminated for violations of “material” license terms. Although the Subsoil Law does not specify which terms are material, failure to pay subsoil taxes and failure to commence operations in a timely manner have been common grounds for limitation or termination of licenses. Consistent underproduction and failure to meet obligations to finance a project would also be likely to constitute violations of material license terms. In addition, certain licenses provide that the violation by a subsoil licensee of any of its obligations may constitute grounds for terminating the license.

If the licensee does not agree with a decision of the licensing authorities, including a decision relating to the termination of a license or the refusal to re-issue an existing license, the licensee may appeal the decision through administrative or judicial proceedings. In certain cases prior to termination, the licensee has the right to attempt to cure the violation within three months of its receipt of notice of the violation. If the issue has been resolved within such a three month period, no termination or other action may be taken.

Land Use Rights in Russia

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

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law “On Introduction of the Land Code,” dated October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use by January 1, 2012 either to purchase the land from, or to enter into a lease agreement relating to the land with, the relevant federal, regional or municipal authority acting as owner of the land. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Certain of our Russian subsidiaries are required to either purchase or lease the land on which they operate.”

Our mining subsidiaries generally have a right of perpetual use of their plots or have entered into long-term lease agreements. Under Russian law, a lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any land lease agreement for a term of one year or more must be registered with the relevant state authorities.

Environmental Legislation in Russia

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

In 2008-2010, Ministry of Natural Resources and Ecology prepared significant amendments to the Environmental Protection Law and other regulations. These draft amendments are actively being discussed by industry representatives and other interested parties such as the Russian Union of Industrialists and Entrepreneurs and it is not clear when and whether the amendments will be promulgated into law. According to the amendments, the functions among state environmental agencies at both the federal and regional levels, as well as to strengthen liability for companies’ non-compliance with environmental laws and regulations. Among other things, the draft amendments contemplate that charges for environmental impact exceeding regulatory thresholds (norms) may be increased by twenty five times the current amounts commencing on January 1, 2012, and may be increased by one hundred times the current amounts commencing on January 1, 2016. Furthermore, fines for environmental violations may be increased by up to 20 times the current amounts. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, clean-up costs and compensatory damages, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operation and prospects.”

Pay-to-pollute

The Environmental Protection Law and other Russian environmental protection legislation establish a “pay-to-pollute” regime administered by federal and local authorities. “Pay-to-pollute” (or payments for environmental pollution) is a form of mandatory reimbursement to the Russian government of damage caused to the environment.

The Russian government has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain temporary approval for exceeding these statutory limits from Rostekhnadzor, depending on the type and scale of any environmental impact. Such approval is conditional upon the development by the company of a plan for the reduction of the emissions or disposals to the standard limits which must be cleared with Rostekhnadzor. The emission reduction plan is generally required to be implemented within a specific period. If, by the end of that period, a company’s discharges of pollutants are still in excess of statutory limits, a new emission reduction plan must be submitted to Rostekhnadzor for approval.

Fees for the discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are assessed on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved temporary limits, and the highest fees are imposed for pollution exceeding such limits (above-limit fees). Payments of above-limit fees for violation of environmental legislation do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2009, in Russia, we incurred above-norms/above-limit fees and penalties in the amount of approximately $3.4 million.

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

In relation to our operating companies, all documentation underlying the issuance of some of our licenses, in particular licenses issued by federal authorities to conduct activities related to collection, usage, decontamination, transportation and disposal of dangerous wastes, are subject to ecological expert examination.

Examination of documentation related to capital construction is regulated under the Urban Development Code. The Urban Development Code provides for governmental inspection to verify the compliance of project documentation with relevant technical regulations, including sanitary-epidemiological and environmental regulations, requirements for the protection of objects of cultural heritage, as well as fire, industrial, nuclear, radiation and other kinds of safety requirements, and compliance with the results of engineering surveys with relevant technical regulations.

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

The structure of environmental enforcement authorities described above was established in 2004. This structure was subjected to certain changes in 2008. In particular, the Ministry of Natural Resources was transformed into the Ministry of Natural Resources and Ecology and Rostekhnadzor is now under its supervision. For these reasons, the environmental enforcement authorities have now been redistributed among federal bodies and federal central and regional executive bodies.

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

Environmental programs

We have been developing and implementing environmental programs at all of our mining, steel, ferroalloys and power subsidiaries. Such programs include measures to enforce our adherence to the requirements and limits imposed on air and water pollution, as well as allocation of industrial waste, introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Kyoto Protocol

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on February 16, 2005. As of November 2007, 175 states (including Russia) and regional economic integration organizations (such as the European Union) had ratified the Kyoto Protocol. We do not currently anticipate that the implementation of the Kyoto Protocol will have a material impact on our business beyond our plants in Bulgaria and Romania. All E.U. countries, including Bulgaria and Romania, are accepting national plans for allocation of greenhouse gas emission quotas starting from 2008. Toplofikatsia Rousse, located in Bulgaria, and our three Romanian companies are also obtaining greenhouse gas emission quotas for the 2008-2012 period. According to our production program, both surpluses within quota and quota overruns may occur. Quota overruns will result in a requirement to acquire emission reduction units under the E.U. Greenhouse Gas Emission Trading Scheme.

Health and Safety Regulations in Russia

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

There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises and the foundry industry.

Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction or liquidation of industrial sites is prohibited unless reviewed by a licensed expert organization and approved by Rostekhnadzor.

Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia of December 30, 2001, effective February 1, 2002, as amended (the “Labor Code”). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or create their own wrecking services in certain cases, conduct personnel training programs, create systems to cope with and inform Rostekhnadzor of accidents and maintain these systems in good working order.

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

Russian Antimonopoly Regulation

The Federal Law “On Protection of Competition,” dated July 26, 2006, as amended (the “Competition Law”), provides for a mandatory pre-approval by the FAS of the following actions:

•	other than in respect to financial organizations, such as banks, an acquisition by a person (or its group) of more than 25% of the voting shares of a joint-stock company (or one-third of the interests in a limited liability company), except upon incorporation, and the subsequent increase of these stakes to more than 50% of the total number of the voting shares and more than 75% of the voting shares (one-half and two-thirds of the interests in a limited liability company), or acquisition by a person (or its group) of ownership or rights of use with respect to the core production assets and/or intangible assets of an entity if the balance sheet value of such assets exceeds 20% of the total balance sheet value of the core production and intangible assets of such entity, or obtaining rights to determine the conditions of business activity of an entity or to exercise the powers of its executive body by a person (or its group), if, in any of the above cases, the aggregate asset value of an acquirer and its group together with a target and its group exceeds 7 billion rubles and at the same time the total asset value of the target and its group exceeds 250 million rubles, or the total annual revenues of such acquirer and its group, and the target and its group for the preceding calendar year exceed 10 billion rubles and at the same time the total asset value of the target and its group exceeds 250 million rubles, or an acquirer, and/or a target, or any entity within the acquirer’s group or a target’s group are included in the Register of Entities Having a Market Share in Excess of 35% on a Particular Commodity Market (the “Monopoly Register”);

•	mergers and consolidations of entities, other than financial organizations, if their aggregate asset value (the aggregate asset value of the groups of persons to which they belong) exceeds 3 billion rubles, or total annual revenues of such entities (or groups of persons to which they belong) for the preceding calendar year exceed 6 billion rubles, or if one of these entities is included in the Monopoly Register; and

•	founding of an business entity, if its charter capital is paid by the shares (or limited liability company interests) and/or the assets (other than cash) of another business entity (other than financial organization) or the newly founded business entity acquires shares (or limited liability company interests) and/or the assets (other than cash) of another business entity based on a transfer act or a separation balance sheet and rights in respect of such shares (or limited liability company interests) and/or assets (excluding monetary funds) as specified above, at the same time provided that the aggregate asset value of the founders (or group of persons to which they belong) and the business entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets (other than cash) are contributed to the charter capital of the newly founded business entity exceeds 7 billion rubles, or total annual revenues of the founders (or group of persons to which they belong) and the business entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded business entity for the preceding calendar year exceed 10 billion rubles, or if a business entity whose shares (or limited liability company interests) and/or assets (other than cash) are contributed to the charter capital of the newly founded business entity is included in the Monopoly Register.

The above requirements for a mandatory pre-approval by the FAS will not apply if the transactions are performed by members of the same group, if the information about such a group of persons was disclosed to the antimonopoly authority and there were no changes within one month prior to the date of the transaction within that group of persons. In such cases, the FAS must be notified of the transactions subsequently in accordance with Russian anti-monopoly legislation. Furthermore, the requirement for a mandatory approval of transactions described in the first bulletpoint above will not apply if the transactions are performed by members of the same group where a company and individual or an entity, if such an individual or an entity holds (either due to its participation in this company or based on the authorities received from other persons) more than 50% of the total amount of votes in the equity (share) capital of this company.

The Competition Law provides for a mandatory post-transactional notification (within 45 days of the closing) to the FAS in connection with actions specified above if the aggregate asset value or total annual revenues of an acquirer and its group, and a target and its group for the preceding calendar year exceed 400 million rubles and at the same time the total asset value of the target and its group exceeds 60 million rubles.

A transaction entered into in violation of the above requirements may be invalidated by a court decision pursuant to a claim brought by the FAS if the FAS proves to the court that the transaction leads or could lead to the limitation of competition in the relevant Russian market. The FAS may also issue binding orders to companies that have violated the applicable antimonopoly requirements and bring court claims seeking liquidation, split-up or spin-off of business entities if a violation of antimonopoly laws was committed by such business entities.

The Strategic Industries Law

On April 29, 2008, the Strategic Industries Law was adopted in Russia. It regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“Strategic Companies”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots of federal importance. Subsoil plots of federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil

Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of National Defense and Security land. The List of subsoil plots of federal importance was officially published in Rossiyskaya Gazeta on March 5, 2009. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be a strategic activity. The production and distribution of industrial explosives as well as the use of sources of radioactivity are also deemed to be activities of strategic importance for national defense and homeland security.

Investments resulting in a foreign investor or a group of entities obtaining control over a Strategic Company require prior approval from state authorities. The procedure for issuing such consent will involve a special governmental commission on the control of foreign investments (the “Governmental Commission”), which was established by a government resolution dated July 6, 2008 as the body responsible for granting such consents, and the FAS, which is authorized to process applications for consent from foreign investors and to issue such consents based on the decisions of the Governmental Commission. “Control” for these purposes means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders’ (or limited liability company interest-holders’) meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company or otherwise. Thus, generally, “control” will be deemed to exist if any foreign investor or a group of entities acquires more than 50% of the shares (or limited liability interests) of a Strategic Company, or if by virtue of a contract or ownership of securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company. However, there are special provisions for Strategic Companies involved in the exploration or production of natural resources on plots of federal importance (“Subsoil Strategic Companies”): a foreign investor or group of entities is considered to have control over a Subsoil Strategic Company when such foreign investor or group of entities holds directly or indirectly 10% or more of the voting shares of the Subsoil Strategic Company or holds the right to appoint its sole executive officer and/or 10% or more of its management board or has the unconditional right to elect 10% or more of its board of directors.

Furthermore, in case a foreign investor or its group of entities which is a holder of securities of a Strategic Company, Subsoil Strategic Company or other entity which exercises control over these companies becomes a direct or indirect holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to a change in the allocation of votes resulting from the procedures provided by Russian law (e.g. as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares or holders of preferred shares becoming entitled to vote at a general shareholders meeting in cases provided by Russian law), such shareholders will have to apply for state approval of their control within three months of receiving such control. If the Governmental Commission refuses to grant the approval the shareholders shall sell the relevant part of their respective shares or participatory interest, and if they do not comply with this requirement, a Russian court can deprive such foreign investor or its group of entities of the voting rights in such Strategic Company upon a claim of the competent authority. In such cases, the shares of the foreign investor are not counted for the purposes of establishing a quorum and reaching the required voting threshold at the general shareholders’ meeting of the Strategic Company.

If a foreign investor or its group of entities obtains control over a Strategic Company in violation of the Strategic Industries Law, the relevant transaction is void, and in certain cases a Russian court can deprive such foreign investor or group of entities of the voting rights in such Strategic Company upon a claim by the competent authority. In addition, resolutions of the general shareholders’ meetings or other management bodies of a Strategic Company adopted after a foreign investor or group of entities obtained control over the Strategic Company in violation of the Strategic Industries Law, as well as transactions entered into by the Strategic Company after obtaining such control, may be held invalid by a court upon a claim by the competent authority. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments.”

Employment and Labor Regulations in Russia

Labor matters in Russia are governed primarily by the Labor Code. In addition to this core legislation, relationships between employers and employees are regulated by federal laws, such as the Law “On Employment in the Russian Federation,” dated April 19, 1991, as amended, and the Law “On Compulsory Social Insurance Against Industrial Accidents and Occupational Diseases,” dated July 24, 1998, as amended; legal acts of executive authorities; and local government acts related to labor issues.

Employment contracts

As a general rule, employment contracts for an indefinite term are entered into with all employees. Russian labor legislation generally disfavors fixed-term employment contracts. However, an employment contract may be entered into for a fixed term of up to five years in certain cases where labor relations may not be established for an indefinite term due to the nature of the duties or the conditions of the performance of such duties, as well as in other cases expressly identified by the Labor Code or other federal law. In some cases it is also possible to enter into an employment contract for the employee to perform specified tasks. All terms and conditions of employment contracts are regulated by the Labor Code.

Under Russian law, employment may be terminated by mutual agreement between the employer and the employee at the end of the term of a fixed-term employment contract or on the grounds set out in the Labor Code as described below. An employee has the right to terminate his or her employment contract with a minimum of two weeks’ notice (or one month’s notice for a company’s chief executive officer), unless the employment contract is terminated before the notice period ends by mutual agreement between employer and employee.

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including but not limited to:

•	liquidation of the enterprise or downsizing of staff;

•	failure of the employee to comply with the position’s requirements due to incompetence, as confirmed by the results of an attestation;

•	repeated failure of the employee to fulfill his or her work duties without valid reason, provided that the employee has been disciplined previously;

•	entering the workplace under the influence of alcohol, narcotics or other intoxicating substances;

•	a single gross breach by an employee of his or her work duties, including truancy;

•	disclosure of state secrets or other confidential information, which an employee has come to know during fulfillment of his professional duties;

•	embezzlement, willful damage or destruction of assets, and misappropriation as confirmed by a court decision or a decision by another competent government authority;

•	failure to comply with safety requirements in the workplace if such failure to comply caused injuries, casualties or catastrophe; and

•	provision by the employee of false documents upon entry into the employment contract.

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

For employees working in hazardous or harmful conditions, the regular working week is decreased by four hours in accordance with government regulations. Some of our production employees qualify for this reduced working week.

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

Salary

The minimum monthly salary in Russia, as established by federal law, is 4,330 rubles. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

Russian laws require that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their officers enjoy certain guarantees as well, such as:

•	legal restrictions as to rendering redundant employees elected or appointed to the management of trade unions;

•	protection from disciplinary punishment or dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;

•	retention of job positions for those employees who stop working due to their election to the management of trade unions;

•	protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term, except where a company is liquidated or the employer is otherwise entitled to dismiss the employee; and

•	provision of necessary equipment, premises and vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

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

To initiate a collective labor dispute, trade unions present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labor disputes are generally referred to mediation or labor arbitration. Although the Trade Union Law provides that those who violate the rights and guarantees provided to trade unions and their officers may be subject to disciplinary, administrative and criminal liability, no specific consequences for such violations are set out in Russian legislation.

Regulation of Russian Electricity Market

Industry background

The Russian utilities sector landscape has undergone dramatic changes within the past several years, since the introduction of electricity industry reform under Government Resolution “On Restructuring of Electricity

Industry of the Russian Federation” No. 526 dated July 11, 2001 (“Resolution No. 526”). The monopoly RAO Unified Energy System of Russia OAO (the “UES”) was liquidated and separated in to separate businesses: electricity and heat generation, transmission (high voltage trunk grid), distribution (medium- and low-voltage infrastructure) and supply (sale of electricity to customers).

The electricity generation sector is now principally comprised of six thermal wholesale generating companies (called “OGKs” based on the Russian acronym for Wholesale Generating Company), one hydro wholesale generating company (named RusHydro), 14 territorial generating companies (“TGKs”), RAO Eastern Energy Systems OAO, various nuclear generation complexes (owned and/or operated by the Rosenergoatom Concern OJSC), as well as a number of independent regional diversified electricity producers and suppliers (Irkutskenergo OAO, Bashkirenergo OAO, Tatenergo OAO, Novosibirskenergo OAO).

Sales of electricity

The Russian electricity market consists of wholesale and retail electricity and capacity markets. The wholesale electricity and capacity market encompasses European territory of the Russian Federation, Urals and Siberia. This market provides a framework for large-scale, often interregional, energy trades. The retail electricity market operates within all Russian regional territories and provides a framework for mid-scale and end-consumer energy trades. This market is regulated by the respective Regional Energy Committees (the “RECs”).

Wholesale electricity market

The wholesale market is a system of contractual relationships between all of its participants linked together by the process of production, transmission, distribution, purchase and sale and consumption of electricity. This unified energy system encompasses six regional unified energy systems, which are the following: North-West, Central, Urals, Mid-Volga, South and Siberia.

The wholesale market participants mainly include:

•	producers of electricity and capacity: generating companies (OGKs, TGKs and various other generators);

•	electricity supply companies (energy traders) which have purchased electricity and capacity for further resale on wholesale and retail markets; and

•	purchasers of electricity and capacity: major power consumers and generating companies which at certain points in time may elect to purchase electricity to fulfill their supply obligations instead of generating their own.

The infrastructure of the wholesale market is operated by the Non-commercial Partnership Market Council and the Trade System Administrator OAO (the “TSA”) which organize the trading; a system operator established in the form of an open joint-stock company (the “System Operator”) by the former UES; the Federal Grid Company (the “FGK”), which owns and runs the federal transmission network of the electric grids; OAO Holding MRSK, which owns and runs region transmission networks of the electric grids; and the Financial Settlement Center ZAO, which is a clearance and settlement organization for the wholesale electricity and capacity market.

Currently electricity is traded on the basis of the following trading mechanisms:

Regulated bilateral contracts

Regulated contracts are effectively take-or-pay obligations at regulated prices defined by the Federal Tariff Service (the “FTS”) for electricity and capacity volumes. The volumes of electricity to be traded by the generators under regulated contracts are set up by the FTS annually based on percentages of the volumes of electricity generated in the previous year. Under Government Resolution No. 205 dated April 7, 2007, the volumes of electricity to be traded under regulated contracts are to gradually decline for the wholesale market to become fully liberalized by the year 2011. The volumes of electricity to be traded under regulated contracts in 2010 are set at 35% to 40% for the first half of 2010 and at 15% to 20% for the remainder of 2010. Starting from January 1, 2011, electricity is to be traded at non-regulated prices.

A generator may provide the volumes of electricity it must sell under regulated contracts either through own generation or through the purchase of electricity on the spot market at market prices. Similarly, its customers receive electricity at regulated prices in the volumes agreed under the regulated contracts, regardless of their actual needs, and can freely trade the imbalance on the spot market at market prices (either by purchasing additional volumes, if needed, or selling the excess electricity volumes).

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

Retail electricity market

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

“Guaranteeing suppliers” sell electricity under prices set by the respective regional authorities subject to the minimum and maximum levels defined by the FTS. These levels are calculated under a formula based on the average weighted target price of one unit of electric power (1 kWh) on the wholesale market (published annually by the TSA). The formula also takes account of the regulated prices for power transmission services, for services provided by the TSA and the higher prices paid by retail customers.

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

Our Southern Kuzbass Power Plant delivers heat energy (in the form of hot water) at regulated prices to residential and commercial customers in Kaltan and Osinniki. Mechel-Energo delivers heat energy (in the form of hot water and steam) at regulated prices to residential and commercial customers in the cities of Vidnoe, Chelyabinsk, Chebarkul, Beloretsk, Mezhdurechensk and Myski.

U.S. Environmental, Health, Safety and Related Regulation

The Bluestone companies, like the rest of the coal mining industry in the United States, are subject to a variety of federal, state and local laws and regulations with respect to matters such as: the pollution, protection, investigation, reclamation and restoration of the environment, human and animal health and safety, and natural resources; the use, generation, handling, transport, treatment, storage, recycling, disposal, presence, release and threatened release of and exposure to hazardous substances or waste; noise, odor, mold, dust and nuisance; and cultural and historic resources, land use and other similar matters. We are required to incur significant costs to comply with these requirements.

Violators of the laws summarized below may generally be subject to fines, in most cases applicable on a per day, per violation basis. In some cases even seemingly minor violations may add up to significant penalties. In addition, most U.S. environmental, health and safety laws authorize citizen suits, permitting third parties to make claims for violations of law.

We endeavor to conduct our operations in compliance with all applicable regulatory requirements, but violations may occur from time to time. If we fail to comply with any present or future regulations, we could be subject to liabilities, required changes to or the suspension or curtailment of operations, and fines and penalties. In addition, such regulations would restrict our ability to expand our facilities or could require us to acquire costly equipment or incur other significant expenses. Often, private suits for personal injury, property damage or diminution, or similar claims may be initiated in connection with alleged regulatory infractions.

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

From time to time new legislation or regulations are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted.

The following is a summary of various U.S. environmental, health and safety and similar regulations that we believe have a material impact on our U.S. coal business in West Virginia.

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

SCMRA and the rules promulgated thereunder set forth detailed design, construction, reclamation and performance standards for surface and underground mines that parallel the requirements of the federal regulations. SCMRA prohibits any person from engaging in surface mining operations without a permit from the state Department of Environmental Protection (“DEP”). Permit requirements generally track, but are not identical to, the federal regulations. The state regulations, for example, contain special procedures for ascertaining the ownership, control and compliance status of the applicant. In addition, provisions relating to bonding, prospecting and inactive status differ from the federal regulations.

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

Surety bonds and mine closure costs

Federal and state laws require mining operations to obtain surety bonds or other forms of financial security to secure payment of certain long-term obligations, including mine closure and reclamation costs, state workers’ compensation costs and other miscellaneous obligations. Many of these bonds are renewable on an annual basis. In recent years, surety bond premiums have increased and the market terms of surety bonds have generally become less favorable. The number of companies willing to issue surety bonds has also declined. In addition, the DEP has increasingly required that reclamation bonds be posted in the form of certificates of deposit or other cash-backed securities. We cannot predict with certainty our future ability to obtain, or the cost of, bonds that may be required for our U.S. coal operations.

Mine safety and health

The U.S. coal mining industry is subject to extensive and comprehensive regulation with respect to worker health and safety. In 1977 the Federal Mine Safety and Health Act (the “Act”) consolidated all federal health and safety regulations of the mining industry (coal and non-coal) under a single statutory scheme. The Act strengthened and expanded the rights of miners, and enhanced the protection of miners from retaliation for exercising those rights. The Act also created the Mine Safety and Health Administration (“MSHA”), which administers the provisions of the Act and enforces compliance with mandatory safety and health standards. MSHA has authority over all mining and mineral processing operations in the United States, regardless of size, number of employees, commodity mined or method of extraction. The Federal Mine Safety and Health Review Commission independently reviews MSHA’s enforcement actions. West Virginia also maintains a program for mine safety and health regulation, inspection and enforcement.

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

Clean Air Act (“CAA”)

The CAA and corresponding state rules regulate emissions of materials into the air and affect our U.S. coal operations both directly and indirectly. Certain “sources” of air pollution, for example, including coal preparation and processing operations, must obtain and maintain operating permits, which are generally reviewed every five years and contain compliance requirements such as compliance certification, testing, monitoring, reporting and record-keeping. Such operations are also subject to emission restrictions, including for particulate matter and fugitive dust. The CAA also indirectly affects coal mining operations by extensively regulating the emissions of coal-fueled power plants and industrial boilers. In general, there has been increased interest in recent years in legislation focused on power plant emissions. Construction of new sources of air pollution (including in some cases reconstruction and modification of existing sources) also triggers preconstruction review and approval by authorities, with typically more stringent control technology and permitting requirements.

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

•	Acid rain. One of the regulatory programs established under the CAA concerns the control of sulfur dioxide and nitrogen oxide (“NOx”), precursors of acid deposition. Through an emission allowance and trading program, Title IV of the CAA imposes a two-phase “cap” on total sulfur dioxide emissions from sources including electric utilities. All of the Phase I and Phase II allowances offered by EPA have been purchased each year since there is no minimum bid requirement. In general, affected power plants have also sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control equipment, and reducing electricity generation levels. The program also directs EPA to impose NOx emissions rate limits on coal-fired electricity generating sources. At this time, we believe that these regulations have affected coal prices but we cannot predict with certainty the future effect of these CAA provisions on our business.

•	Emissions standards for particulate matter and ozone. A significant component of the CAA is the national ambient air quality standard (“NAAQS”) program, which addresses pervasive pollution that endangers public health and welfare. NAAQS have been established for a number of pollutants, including particulate matter and ozone. For each of these pollutants, NAAQS are set at certain levels and areas that do not meet one or more of the NAAQS are known as “non-attainment” areas and must comply with a number of special requirements. NAAQS are to be reviewed and revised as appropriate at least every five years. In recent years EPA has made a number of decisions regarding the NAAQS program that have been the subject of controversy and litigation, and may have important implications for future regulation under the CAA. Regulation and enforcement of new standards for particulate matter and ozone will affect many power plants, especially in non-attainment areas, and significant emissions control expenditures may be required to meet these current and emerging standards.

•	Clean Air Interstate Rule. The Clean Air Interstate Rule (“CAIR”) is a program for approximately 28 eastern states, including West Virginia, that contribute to downwind states’ nonattainment of NAAQS. CAIR applies to sulfur dioxide and NOx. It interacts with, and in some cases supersedes, other existing programs under the CAA such as the Acid Rain program, the Regional Haze rule and the NOx SIP Call. The CAIR requires states to revise their State Implementation Plans (“SIPs”) to reduce emissions of sulfur dioxide and NOx. The CAIR has been the subject of litigation since its promulgation, which resulted ultimately in it being vacated by a federal appeal court. It is currently unclear how EPA will modify the CAIR in response. The existing CAIR, however, is generally expected to require many coal-fueled power plants to install additional pollution control equipment or to incur other costs, and further changes to the CAIR rules may increase these burdens. All of the foregoing could adversely affect the purchase of our coal by customers.

•	Clean Air Mercury Rule. In 2005, the Clean Air Mercury Rule (“CAMR”) became the first regulation to directly address mercury contamination. The rule would have applied to new and existing coal-fueled electric utility steam generating units nationwide and creates a cap-and-trade system. Each affected unit would be required to have a continuous emission monitoring system or an effective long-term system that can trap an uninterrupted sample of mercury, and maintain records and report periodically to demonstrate compliance with the mercury limits. The rule, however, was recently vacated during litigation, and EPA has announced plans for a new rule. Separate state standards may also be passed. Regardless of whether these or other measures are implemented, rules imposing stricter limitations on mercury emissions from power plants may adversely affect the demand for coal.

•	Regional haze. EPA has initiated a regional haze program to address visibility issues in and around national parks and wilderness areas. Among other things, the program requires state permitting authorities to consider the effects of new major facilities on federally protected lands, and may require existing facilities to undertake additional pollution control measures. These limitations could affect the future market for coal.

Climate change

A major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and generally a source of concern in connection with global warming and climate change. Regulation of greenhouse gases in the United States is currently subject to complicated domestic and international political, policy and economic pressures. As climate change issues become more prevalent, the U.S. and other governments are seeking to respond to these concerns.

For example, in 2007 the United States Supreme Court confirmed that EPA has authority to classify carbon dioxide and other greenhouse gases as pollutants and regulate them under the CAA. On December 15, 2009, EPA issued an “endangerment” finding that carbon dioxide and five other greenhouse gases endanger the public health and welfare. Together with other proposed rules, this could establish a basis for direct regulation of greenhouse gas emissions from many sources, including coal-fueled power plants. In addition, on October 30, 2009, EPA published a final rule on greenhouse gas emissions reporting, which would cover a wide range of sources including electricity generation. Although coal mines were excluded from this mandatory reporting obligation in the final rule, EPA had originally proposed to include such “upstream” sources in the regulation and has indicated that it will be revisiting that proposal in 2010. On the legislative side, the proposed federal Clean Energy and Security Act of 2009 was recently introduced in the U.S. Congress that would require national reductions in greenhouse gas emissions and would require utilities to generate a certain percentage of their electricity supply from renewable sources. A number of state and regional greenhouse gas initiatives are also being developed.

This increasing governmental focus on global warming could result in new environmental regulations that may negatively affect us and our customers. Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, regulatory changes under the CAA or other existing legislation, federal, state or regional adoption of greenhouse gas regulatory schemes, or any combination of the foregoing or otherwise. This could cause us to incur additional direct costs in complying with any new regulations, as well as increased indirect costs resulting from our customers incurring additional compliance costs and potentially reducing their consumption of coal. These costs may materially adversely impact our U.S. coal operations.

Clean Water Act (“CWA”) and Safe Drinking Water Act (“SDWA”)

The CWA establishes a number of programs designed to restore and protect the quality of U.S. waters by eliminating the discharge of pollutants into surface waters. These programs include the National Pollutant Discharge Elimination System permit program (“NPDES”), the dredge and fill permit program and municipal wastewater treatment programs. Coal extraction and related activities subject to the West Virginia SCMRA and Water Pollution Control Act are exempt from certain of these requirements.

•	The NPDES system implements CWA’s prohibition on unauthorized discharges by requiring a permit for every discharge of pollutants from a point source to navigable waters of the United States. NPDES permits give the permittee the right to discharge specified pollutants from specified outfalls, usually for a period of five years. The permit normally sets numerical limits on the discharges and imposes conditions on the permittee (including filing periodic discharge and monitoring reports); discharges that require a permit include industrial process wastewater, non-contact cooling water and collected or channeled storm water runoff. The CWA also requires many facilities to develop and maintain plans for preventing and responding to spills of hazardous substances, called Spill Prevention Control and Countermeasure (“SPCC”) Plans, and certain high-volume hazardous substance handling/storage facilities are required to prepare and maintain a more extensive plan called a Facility Response Plan.

•	EPA has delegated NPDES permitting authority to West Virginia. West Virginia water pollution law is generally broader than that of its federal counterparts. For example, among other things, state law regulates discharges into all waters of the state, including groundwater, and requires permits for the construction of disposal systems.

•	Coal companies are required to obtain CWA 404 Permits from the Corps generally authorizing the disposal of fill material from coal mining activities into the waters of the United States, for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills for excess spoil disposal, and other mining activities. 404 Permits have been the subject of repeated court challenges, and in recent years both “nationwide” and “individual” permits have been invalidated, including in West Virginia. Although it is still possible to receive such permits, since implementation of a new federal oversight initiative in June 2009, very few 404 Permits have been issued. It is widely expected that some pending 404 Permit applications will be denied, or that EPA will exercise its Clean Water Act veto authority over some 404 Permits that are issued by the Corps. Although the Company has no immediate need for new 404 Permits to continue its current mining operations in the short term, some of its future mine plans (including the continuation of existing mines) would require the issuance of such permits to proceed. It is difficult to predict whether, in light of the regulatory environment, such 404 Permits will be issued to us in the future. If we cannot obtain them, our coal production operations in the coming years could be subject to substantial disruption.

•	SDWA primarily targets public water systems, which generally includes any system for the provision of water to the public for human consumption through pipes or other constructed conveyances if such system has at least 15 service connections or regularly serves at least 25 individuals. This broad definition can include informal and transient water systems (e.g., businesses such as coal mining operations having their own wells or water supplies for on-site workers). West Virginia state law prohibits the installation or establishment of any system or method of drainage, water supply or sewage disposal without first obtaining a permit from the Bureau of Public Health. The Department of Health and Human Resources has promulgated rules which adopt the National Drinking Water Regulations under the SDWA. These rules, among other things, require chlorination of public water systems and set fluorination standards.

Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”)

CERCLA is designed to address comprehensively the problems associated with contaminated land, especially inactive and abandoned hazardous waste sites, listed on the “National Priorities List” (“NPL”). Many states maintain analogous programs.

•	CERCLA’s central provisions authorize EPA to clean up these sites using money from the so-called “Superfund” (generated by tax revenues) and then to recover the cleanup costs from so-called “potentially responsible parties” (“PRPs”) who have contributed to the contamination. In addition, private parties may implement EPA-approved cleanups.

•	Under CERCLA a PRP’s liability is strict, joint, several and retroactive; in other words, liability may be imposed regardless of fault, may relate to historical activities or contamination, may require one party to bear the costs of the entire cleanup and has no requirement that the party’s activities or hazardous substances have actually caused the contamination. Categories of liable parties under CERCLA include current owners, lessees and operators, former owners, lessees and operators, waste generators or arrangers, and transporters. Accordingly, it is possible for us to become subject to investigation or cleanup obligations (or related third-party claims) in connection with onsite or offsite contamination issues, including those caused by predecessors.

•	CERCLA contains a “cost recovery” provision generally authorizing one PRP to initiate a private claim against another PRP for cleanup liabilities.

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

EU REACH

On 1 June 2007, the European Union enacted regulations on the registration, evaluation, authorization and restrictions on the use of chemicals, known as REACH. The purpose of REACH is to ensure a high level of protection of human health and the environment, including the promotion of alternative methods of assessment of hazards of chemical substances.

REACH requires foreign manufacturers importing their chemical substances into the European Union, as well as E.U. manufacturers producing such substances in quantities of one tonne or more per year, to register these substances with the European Chemicals Agency (“ECHA”). To comply with REACH requirements, we have created dedicated internal working groups, procured external consultants’ advice and budgeted for REACH procedures expenses. We pre-registered with the ECHA substantially all of the substances that we export to or produce in the European Union prior to December 1, 2008. Currently we are preparing for the next stage of the registration process. We intend to complete the registration process within the relevant deadlines.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other information in this document. This Item 5 contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including the risks described in Item 3. Key Information — Risk Factors and under the caption “Cautionary Note Regarding Forward-Looking Statements.”

In this Item 5, the term “domestic” describes sales by a subsidiary within the country where its operations are located. The term “export” describes cross-border sales by a subsidiary regardless of its location. See note 25 to our consolidated financial statements.

History of Incorporation

Mechel OAO was incorporated on March 19, 2003, as a holding company for various mining and steel companies owned by Mr. Zyuzin, Mr. Iorich and companies controlled by them. These individuals acted in concert from 1995 until December 2006 pursuant to an Ownership, Control and Voting Agreement which required them to vote in the same way. During the period from March through December 2006, Mr. Iorich disposed of his entire interest in Mechel OAO to Mr. Zyuzin, and the Ownership, Control and Voting Agreement terminated on December 21, 2006.

Business Structure

Segments

We have organized our businesses into four segments:

•	the mining segment, comprising the production and sale of coal (coking and steam) and iron ore, which supplies raw materials to our steel segment and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Black Sea and the Pacific Ocean and our railway transportation assets;

•	the steel segment, comprising the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products including wire products, forgings and stampings, as well as steel industry materials such as limestone, coke and coking products, and our river port in the Volga River watershed;

•	the ferroalloys segment, comprising the production and sale of nickel ore, low-ferrous ferronickel, ferrochrome and ferrosilicon, which supplies raw materials to our steel segment and also sells substantial amounts of raw materials to third parties; and

•	the power segment, comprising power generating facilities, which supply power to our mining, steel and ferroalloys segments and also sells a portion of the power generated to third parties, and a power distribution company.

The table below sets forth by segment our key mining, steel, ferroalloys and power subsidiaries, presented in chronological order by date of acquisition.

			Date Control	Voting
Name	Location of Assets	Product/Business	Acquired	Interest(1)%

Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal concentrate, steam coal, steam coal concentrate	January 1999	95.8%
Tomusinsk Open Pit Mine	Russia	Coking coal, steam coal	January 1999	74.5%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	85.6%
Port Posiet	Russia	Seaport: coal warehousing and loading	February 2004	97.1%
Transkol	Russia	Railway transportation	May 2007	100.0%
Yakutugol(2)	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Port Vanino	Russia	Coal transshipment complex (under construction)	November 2008	100.0%
Mechel Bluestone Inc.	United States	Coking coal	May 2009	100.0%
Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and specialty long and flat steel products, forgings, coke and coking products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products, limestone	June 2002	91.4%
Mechel Targoviste	Romania	Carbon and specialty long steel products, forgings, seized rolled products	August 2002	86.6%
Urals Stampings Plant	Russia	Stampings	April 2003	93.8%
Mechel Campia Turzii	Romania	Long steel products, wire products	June 2003	86.6%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Specialty and carbon steel long products, seized rolling and wire products, stampings and forgings	May 2004	88.4%
Port Kambarka	Russia	River port	April 2005	90.4%
Metals Recycling	Russia	Metal scrap processing	March 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and gas works, organic chemicals	October 2006	99.5%
Ductil Steel	Romania	Carbon steel, low-alloyed steel rolled and wire products	April 2008	100.0%
HBL Holding GmbH	Germany	Steel trading and distribution, servicing, cutting and processing steel products, warehousing system	September 2008	100.0%
Laminorul Plant	Romania	Long steel products	February 2010	100%
Ferroalloys Segment
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	84.1%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%
Oriel Resources	Russia, Kazakhstan	Chrome and nickel mining and processing	April 2008	100.0%
Tikhvin Ferroalloy Plant	Russia	Ferrochrome	April 2008	100.0%
Power Segment
Southern Kuzbass Power Plant	Russia	Electricity	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)	Except where the acquisition date occurred after December 31, 2009 (in which case the percentage is given as of the date of completion of the acquisition), the percentages provided in this table are as of December 31, 2009. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)	With effect from the end of the first quarter of 2008, the subsoil license to the Elga coal deposit was transferred from Elgaugol to Yakutugol. Elgaugol was liquidated in September 2009.

Intersegment sales

We are an integrated mining, steel, ferroalloys and power group. As such, within our group the companies in our reporting segments supply materials to other companies in the same reporting segment or different reporting segments. In the year ended December 31, 2009, the mining segment supplied approximately 61% of the steel segment’s coking coal requirements, approximately 12% of the steel segment’s iron ore concentrate requirements, approximately 84% of the power segment’s coal requirements and approximately 74% of the ferroalloys segment’s coal requirements. The ferroalloys segment supplied approximately 85% of the steel segment’s requirements in ferrochrome, ferrosilicon and ferronickel. The steel segment also supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations, as well as 100% of coke for use in the production of ferronickel, ferrochrome and ferrosilicon by the ferroalloys segment. The power segment supplies approximately one fourth of the group’s overall electricity requirements, with the remainder of the electricity being sold to third parties. The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the purposes of the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of goods sold.

Acquisitions

Our acquisitions enhance the vertical and geographical integration of our group and contribute to the growth of our business segments. We have sought to purchase strategic and under-performing assets which we believe offer significant upside potential, particularly as we make capital investments and implement improvements in working practices and operational methods. Immediately following an acquisition, there is a period of time during which we implement our strategies and may not realize their full benefits and, consequently, our margins may be initially adversely affected after an acquisition.

Set out below are our key acquisitions during the periods under review in this section. For more detail see note 4 to our consolidated financial statements. Each of the acquisitions was accounted for using the purchase method of accounting, and the results of operations of each acquired business are included in our consolidated statements of income and comprehensive income from their respective dates of acquisition of control. In certain cases where we acquired our interest in a business over a period of time and control was not acquired until subsequent acquisitions of shares, such acquisitions were accounted for using the equity method of accounting or at cost, as appropriate, until such controlling stake was acquired. The financial information for the periods presented herein may not be directly comparable from period to period due to these acquisitions and their accounting treatment.

Southern Kuzbass Power Plant.  Southern Kuzbass Power Plant was spun-off from Kuzbassenergo as the result of Kuzbassenergo’s reorganization in July 2006. The plant is located in Kaltan in the Kemerovo region, in the southern part of Russia’s coal-rich Kuzbass region. In April 2007, we acquired at auction a 94.3% interest in Southern Kuzbass Power Plant for $270.8 million. We increased our stake in Southern Kuzbass Power Plant to 98.0% during the period from May to December 2007 by purchasing shares from third parties pursuant to a mandatory offer. From January to March 2008 we further increased our stake in Southern Kuzbass Power Plant to 98.3% for a total consideration of $0.7 million.

Kuzbass Power Sales Company.  Kuzbass Power Sales Company is a power distribution company located in Kemerovo. We acquired 49% of Kuzbass Power Sales Company in June 2007 at auction for a purchase price of $46.4 million, which increased our stake to 50.2%. In October and November 2007, we acquired a further 21.83% stake from third parties for $40.9 million. During 2008, we acquired shares from minority shareholders, increasing our total stake to 72.1%.

Port Temryuk.  Port Temryuk is a seaport located at the Taman shore of the Sea of Azov, an inlet of the Black Sea, and primarily utilized for small tonnage river-sea type vessels in southern Russia. The port specializes mainly in coal and metal transshipment. We purchased 100% of Port Temryuk-Sotra from third parties for $6.3 million in July 2007. In order to organize coal transshipment, we purchased the Temryuk-Sotra, Soyuztranzit and Tekhnoprodintorg companies. The assets of the acquired companies, as well as the acquired assets of a Russian Railways transshipment complex were transferred to the balance sheet of the newly created Port Temryuk company. Currently, Soyuztranzit and Tekhnoprodintorg have been liquidated and Temryuk-Sotra is in the process of liquidation, which is expected to be completed in 2010.

Bratsk Ferroalloy Plant.  Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high-grade ferrosilicon, according to Metal Expert. We acquired 100% of Bratsk Ferroalloy Plant from third parties in August 2007 for $186.9 million.

Yakutugol.  Yakutugol, located in the Sakha Republic in eastern Siberia, extracts predominantly coking coal, as well as steam coal, in open pit and underground mines. Yakutugol consists of the Nerungrinsk open pit mine, the Kangalassk open pit mine and the Dzhebariki-Khaya underground mine. Most of Yakutugol’s high-grade coking coal output is exported to customers in Japan, South Korea, Taiwan and China. We acquired a blocking minority stake of 25% plus one share for $411.2 million in January 2005, and increased this stake by purchasing at auction from the government of the Sakha Republic in October 2007 the remaining 75% less one share of Yakutugol and 68.86% of the shares of Elgaugol for a total consideration of $2.3 billion. In 2009, Yakutugol produced 3.0 million tonnes of coking coal, which represented 37.9% of our total production of coking coal in 2009.

Elgaugol.  Elgaugol’s principal asset was its license to mine coal at the Elga coalfield, a deposit of high-grade coal that has been explored in the past several decades. As noted above, we acquired 68.86% of Elgaugol from a company owned by the government of the Sakha Republic in conjunction with our acquisition of the remaining outstanding shares of Yakutugol for a total consideration of $2.3 billion in October 2007. Combined with Yakutugol’s stake of 2.35% in Elgaugol, the acquisition gave us a total stake in Elgaugol of 71.21%. The mining license to the Elga coal deposit was transferred to Yakutugol at the end of the first quarter of 2008. Elgaugol was liquidated in September 2009.

Ductil Steel.  Ductil Steel owns two Romanian steel plants: a plant in Buzau which produces carbon steel and low-alloyed steel rolled and wire products, and the Otelu Rosu plant, which specializes in steel and billets for rolling. We purchased 100% of Ductil Steel from third parties in April 2008 for $224.0 million.

Oriel Resources.  Oriel Resources is comprised of the Voskhod chrome project and the Shevchenko nickel project in Kazakhstan, and the Tikhvin Ferroalloy Plant in Russia, near St. Petersburg. Mining operations commenced at the Voskhod chrome deposit in December 2008. We acquired a 99.3% stake in Oriel Resources in April 2008 pursuant to a public tender offer and subsequently increased our stake to 100%, for a total cost of approximately $1.5 billion.

HBL Holding.  The assets of HBL Holding include twelve service and trading companies in Germany. We acquired 100% of HBL Holding in September 2008 for approximately $55.9 million.

Bluestone.  On May 7, 2009, we acquired 100% of the shares and interests in the Bluestone companies, which were privately-held West Virginia-based coal businesses engaged in the mining, processing and sale of premium quality hard coking coal. The aggregate consideration was $436.4 million paid in cash, approximately 83.3 million of our preferred shares, plus two contingent payments less the amount exceeding the Bluestone target debt of $132.0 million. The first contingent payment is a contingent share value right (“CVR”) that guarantees a target total shareholder return from the preferred shares after five years from the closing date. Any potential CVR cash payment due to the actual total return from the preferred shares being less than or equal to the target return will be paid on the fifth anniversary of the closing date and will equal the amount by which the target value exceeds the sum of the aggregate market value of the preferred shares and all dividends received. The starting target value was set at $986.1 million, which could be increased up to $1,585.0 million and/or decreased by amount of any damages (capped at $200.0 million for CVR purposes) and set-offs effected by Mechel. This increase is based on the additional tonnes of mineral reserves or mineral deposits discovered during the drilling program on certain territories leased or owned by Bluestone. The second contingent payment is a contingent cash payment based on additional coal reserves and resources identified within two years under a planned drilling program. The amount of this contingent cash payment is based on certain mineral reserves and mineral resources discovered during the drilling program, multiplied by an agreed price of $3.04 per tonne, which will be paid on the fifth anniversary of the closing date. The transaction documents contemplate that the parties will conduct a public offering of the preferred shares within four years of the closing date, and the sellers of the Bluestone companies have certain rights to sell the preferred shares in such an offering. Mr. Zyuzin agreed to vote all common shares beneficially owned by him in favor of dividends on preferred shares at any meeting of shareholders and to use his reasonable best efforts to effect an offering of preferred shares. Mechel Mining guaranteed certain obligations of our subsidiaries which were party to the transaction agreements. These guarantee obligations were supported by a pledge of the shares of the Bluestone companies and the newly created Mechel entities that hold these shares.

We determined the target value of the CVR based on an appraisal performed by independent mining engineers. The present value of the CVR target value as of the closing date amounted to $991.4 million. The contingent liability recognized as of the closing date amounted to $495.2 million, and was calculated as the difference between the estimated target value and the preferred shares fair value as of May 7, 2009. Our preferred shares are currently not marketable, and they were appraised by an independent third party using the probability-weighted expected return method. The weighted average preferred share value was determined as $5.96 (196 rubles) as of the closing date. We determined the value of the drilling program contingent payment based on an appraisal performed by independent mining engineers. The estimation was made in conjunction with the estimation of the CVR contingent payment. The present value of the drilling program contingent payment as of the closing date amounted to $19.4 million. The total fair value of the purchase consideration at the closing date amounted to $1,447.2 million.

In accordance with ASC 805, we adjust the contingent liability arising from contingent consideration arrangements at the end of each reporting period, with a corresponding gain or loss reflected in the statement of income, based on changes in the fair value of the obligation. The change in the fair value of our preferred shares during the post-acquisition period through December 31, 2009, based on an independent appraisal, resulted in a $494.2 million decrease in the CVR contingent payment, which was recorded as a non-taxable gain in other income and expense, net in the consolidated financial statements. This gain is a result of the changes resulting from the events after the acquisitions date, primarily because of the increase in the value of preferred shares following a similar increase in the price of our common shares, and does not constitute a measurement period adjustment that would require adjustment of the purchase consideration.

The fair value of the CVR contingent payment is closely linked to the fair value of our preferred shares that are currently not marketable, success of the seller’s drilling efforts, dividend payments, passage of time and other factors, some of which are beyond our control. The changes in these factors or underlying assumptions could significantly impact the fair value of the CVR contingent payment in the future through the date of its ultimate settlement or extinguishment. The CVR contingent payment obligation will automatically extinguish if the market value of the preferred shares plus cumulative dividends thereon declared to the sellers exceeds certain thresholds. For a more detailed description of the Bluestone acquisition transaction, see note 4(a) to our consolidated financial statements.

Factors Affecting Our Results of Operations and Financial Condition

Cyclical nature of business and impact of macroeconomic factors

Our mining and ferroalloys business sells significant amounts of coal, iron ore and ferroalloys to third parties and our revenues depend significantly on these sales. Cyclical and other changes in the world market prices of these products affect the results of our mining and ferroalloy operations. The changes in these prices result from factors, such as market supply and demand, which are beyond our control. The global coal, iron ore and ferroalloys supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, transportation bottlenecks, production disruptions and natural disasters. Prices of the products of our mining and ferroalloys business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. Also see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.”

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

Demand for steel, particularly long steel products in which we are the most competitive in the Russian market, is closely tied to the construction industry in the markets in which we sell our products. The construction business in Russia, the principal market for our products, has been severely impacted by the global financial crisis and the sharp economic slowdown in Russia. As a result of the critical role of steel in infrastructural and overall economic development, the steel industry tends to track macroeconomic factors such as gross domestic product (“GDP”) and industrial output.

The global financial crisis and sharp economic slowdown which started in 2008 resulted in modest 1.8% growth in global real GDP and 2.2% GDP contraction in 2009, according to CRU. According to Rosstat, Russia recorded real GDP growth of 5.6% in 2008, and 7.9% contraction in GDP and 10.8% contraction in industrial production in 2009. This slow down in economic growth and severe constraints in capital spending, both globally and in Russia, led to poor demand for our products and a substantial decrease in the prices for our products. According to the Russian Ministry of Economic Development’s forecast, GDP in Russia will increase by 3.1% in 2010. We have observed certain signs of improvement in our core markets in the first quarter of 2010. See “— Price trends for products.”

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

As the production and consumption of steel are closely linked to economic development and industrial capacity in general, many countries have enacted measures to protect their domestic steel industries from international competition, particularly from countries with a lower average cost of production. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. See “Risk Factors — Risks Relating to Our Business and Industry — We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.”

The European Union has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe in 2009. Our sales into the European Union constituted approximately 17.9% of our steel segment revenues and 50.6% of our steel segment export revenues in 2009. Excluding steel segment revenues from our Romanian subsidiaries and HBL Holding’s sales, which are not subject to these import duties, our sales into the European Union which were subject to such duties constituted approximately 1.0% of our steel segment revenues and 2.9% or our steel segment export revenues in 2009. In addition, the European Union has imposed antidumping duties on certain of our exports. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years. In addition, an antidumping E.U. import duty in the amount of 50.7% was applicable to steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until October 2007. After a review procedure conducted by the European Union, in October 2007, this duty was reduced to 36.2% and imposed for a period of five years. As we are seeking to expand our exports into the European Union, it is likely that our share of exports into the European Union that will be subject to these trade restrictions will increase in future periods; however, we expect that increasing sales by our operations in Romania, further enhanced by our acquisition of Ductil Steel in April 2008, will help to mitigate the effect of E.U. trade restrictions on our steel products in the future.

At the same time, we are protected from competition from steel imports in Russia due to import tariffs that Russia has in place with respect to certain imported steel products. These tariffs generally amount to 5-15% of the value of the imports. The majority of our sales of steel products in Russia in 2009 were protected by these import tariffs. In January 2009, the Russian government increased import duties on certain types of steel products (corrosion-resistant steel and some other steel products) from 5% to 15%. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. See “Risk Factors — Risks Relating to Our Business and Industry — We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.”

Consolidation trends in the steel and mining industries

The steel industry has experienced a consolidation trend in recent years. Recent consolidations included the acquisition by Mittal Steel Company N.V. (“Mittal Steel”) of Arcelor S.A. (“Arcelor”) in 2006 and the merger of Tata Steel Ltd (“Tata Steel”) and Corus Group plc (“Corus”) in 2007. Corus was itself the result of a merger between British Steel Plc and Koninklijke Hoogovens N.V. in 2002.

The global financial crisis has sharply slowed the pace of consolidation. The uncertainty over future demand, together with continuing constraints on capital, were two of the greatest challenges that steel companies faced in 2009. China is an exception where internal consolidation activity in the steel industry is, in part, being driven by the central government’s plan to consolidate its capacity.

Recent and future consolidation in the steel industry should enable steel producers to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

We, along with other Russian steel producers, tend to focus on vertical integration rather than consolidation, which ensures access to a stable supply of raw materials, particularly coking coal and iron ore. Our vertical integration helps us to better manage the effects of raw material supply constraints and also provides us with an opportunity to capture higher margins in sales by our mining segment to third parties.

The mining industry has also experienced consolidation in recent years. Although the activity in this sector substantially decreased in 2009, there were several large-scale transactions. Foundation Coal Holdings, Inc, a U.S. coal company, signed a definitive agreement to be acquired by another U.S. coal company Alpha Natural Resources. Ukrainian iron and steel producer Metinvest Holding Limited acquired United Coal Company, a U.S. based mining company. Arch Coal Inc, a listed U.S. based coal producer, agreed to acquire the Jacobs Ranch coal mine from Rio Tinto plc. In addition, we acquired Bluestone.

Chinese companies have intensified cross-border acquisition activity during 2009, looking for feedstocks for their growing steel production. A major example of this activity was an attempt by Chinalco to acquire a stake in Rio Tinto plc, one of the world’s leading iron ore producers. BHP Billiton and Rio Tinto expect to form a joint venture which may become the world’s leading iron ore supplier. Consolidation among suppliers in the mining industry has led to a stronger bargaining position among mining companies vis-à-vis steel producers. As we are vertically integrated in both the “upstream” and “downstream” sides of the mining and steel segments, we are not as affected by consolidation among suppliers as some of our competitors.

Consolidation in the ferroalloys industry is primarily driven by the largest diversified mining companies, such as BHP Billiton, Rio Tinto, Vale and Xstrata, and large-scale international traders, such as Glencore. These companies are steadily looking to increase their resource base and find new growth opportunities. There were no large deals in ferroalloys segment in 2009.

Price trends for products

Coking coal and steam coal

Due to the global financial crisis, for the Japanese financial year (“JFY”) 2009/2010 contract prices for premium hard coking coal were settled at $129 per tonne (FOB Australia) in April 2009, down from $300 per tonne in JFY 2008/2009. The price for JFY 2007/2008 was $96 per tonne. Decreasing steel demand and production in the first half of 2009 led to a reduction in hard coking coal spot prices to a level of around $120 per tonne (FOB Australia) in May 2009 from $400 per tonne (FOB Australia) in the middle of 2008. The situation gradually changed from the middle of 2009. Growing global demand for steel led to an increase in demand for imported coking coal in Japan, South Korea and European countries. Unprecedented growth of coking coal imports to China (393% in 2009 against 2008), coupled with imported coal supply shortage, contributed to the hard coking coal spot price reaching $170 per tonne (FOB Australia) by the end of 2009, and even $230 per tonne (FOB Australia) in the first quarter of 2010.

Prices for steam coal generally increased during the period from 2007 to the middle of 2008, reaching a high of $209 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in July 2008 from a low of $69 per tonne in January 2007. As the global financial crisis began in September 2008, demand for steam coal was suddenly reduced and the spot prices fell to $62 per tonne by March 2009. Subsequently, prices began to rise as a result of the global economy recovering. Prices reached $80 per tonne by the end of 2009. At the beginning of 2010, prices reached $86 per tonne and then declined to $70 per tonne by the end of the first quarter of 2010.

Iron ore

Due to the global financial crisis, for JFY 2009/2010 the contract price for iron ore was settled at $57 per tonne, representing a 28% decrease from $79 per tonne in JFY 2008/2009 (63% elemental iron, Carajas fines, FOB Brazil). The price for JFY 2007/2008 for iron ore was $46 per tonne on the same basis. Decreasing steel demand and production in the first half of 2009 led to a reduction in iron ore spot prices to a level of around $63 per tonne (CFR China) in April 2009 from $203 per tonne in March 2008. The situation gradually changed from the middle of 2009, when growing global production of steel coupled with strong demand for imported iron ore from China (Chinese iron ore import volume increased by 42% in 2009 against 2008) pushed prices to the level of $110 per tonne (CFR China) by the end of 2009 and even $130 per tonne (CFR China) by the end of the first quarter of 2010.

Nickel

Nickel prices generally decreased during the 2007-2009 period under review. On the London Metal Exchange (“LME”) the cash nickel price decreased by 44.9% in December 2009 compared with January 2007. The cash price of nickel reached a high of $54,200 per tonne in May 2007 and a low of $8,810 per tonne in October 2008, according to Metal Bulletin. The price increase during the 2006-2007 period was primarily due to a nickel deficit in the global market caused by speculative trading on the LME and a decrease in global nickel inventories. The situation changed in the second half of 2007, when demand for nickel fell. In 2008, the nickel price slipped further, driven by deterioration in the global economic environment. Nickel prices started to increase in April 2009 and increased by 93.4% by December 2009 as compared to the beginning of the year. This increase was primarily driven by strong demand from China and other Asian countries. Nickel price have increased by a further 15.3% since the beginning of 2010 and reached $21,300 per tonne on March 15, 2010.

Ferrochrome

Ferrochrome prices increased by 35.3% during the 2007-2009 period under review. The price reached a high of $6,283 per tonne of chrome content (high-carbon ferrochrome price; “Delivered Duty Paid” (DDP) Europe) in May 2008 and a low of $1,433 per tonne of chrome content in April-May 2009, according to Metal Bulletin. The price started to increase in May 2009 and reached $1,984 per tonne of chrome content by the end of 2009. Prices increased generally due to strong demand from Asian stainless steel producers and limited supply. Prices increased further in the first quarter of 2010 and reached $2,811 per tonne of chrome content by mid-March 2010.

Ferrosilicon

Ferrosilicon prices increased by 51.1% during the 2007-2009 period under review, reaching a high of $2,235 per tonne (ferrosilicon with 75% silicon content; Chinese export FOB) in June 2008 from a low price of $785 per tonne in March 2007, according to Metal Bulletin. The price gradually increased during 2009 and through the first quarter of 2010, driven by increases in production costs and improved demand, and reached $1,265 per tonne in March 2010.

Steel

During the 2007-2009 period under review, steel prices were extremely volatile due to the changing market conditions. The price of rebar increased to a high of $1,326 per tonne (Russian domestic market, ex-warehouse) in August 2008, and fell to a low of $371 per tonne in January 2009. The export price of square billet in the period under review reached a high of $1,185 per tonne (Russian export, FOB Black/Baltic sea) in June 2008, and fell to a low of $298 per tonne in March 2009, according to Metal-Courier. The prices for steel products increased gradually during 2009 and through the first quarter of 2010, driven by stable demand and increases in production costs, reaching $543 per tonne for rebar in the Russian domestic market and $520 per tonne for square billet (Russian export) in March 2010, according to Metal-Courier.

Freight costs

Ocean freight charges and rates on the basic world routes grew steadily from 2007 until autumn 2008. In autumn 2008, these rates fell sharply, simultaneously with a decrease in prices for the basic groups of mass cargoes, in particular, coal, metal, scrap metal and ore raw materials. For example, an average time-charter rate on Panamax type vessels (deadweight about 77,000 tonnes) fell more than 90% from $90,000 in May 2008 to $6,000-$8,000 in November 2008. In April 2009, the rate increased due to an increase in trading demand for certain groups of cargoes. Currently, time-charter rates are 30% of the pre-crisis rates. Due to the risk of the U.S. dollar falling against world currencies and the probable increase in commodities prices, we expect an increase in demand for commodities transportation. An increase in such demand, in conjunction with a possible increase in oil prices, may result in an increase in freight rates. However, such increases in freight rates could be constrained by a number of factors in the sea transportation industry.

Freight costs are a significant concern for Russian steel producers and mining companies, as distances in Russia are vast and major steel producing and mining areas tend to be located far from developed year-round port facilities. In addition to geographical challenges, domestic Russian rail freight shipments are carried out by Russian Railways, a government-controlled monopoly, so there is no downward pressure on rail freight rates due to market competition, unlike in countries where there are multiple freight carriers that compete based on price.

Exchange rates

The escalation in the value of the U.S. dollar versus many other currencies, a trend which started in the fourth quarter of 2008, has resulted in decreased prices, in U.S. dollar terms, of coking and steam coal, iron ore, nickel and steel products that we price in other currencies. The U.S. dollar continued to grow against currencies of the jurisdictions in which we have operations, including the Russian ruble, the Romanian lei, the Lithuanian litas, the Bulgarian lev and the Kazakhstan tenge. During 2009, the U.S. dollar’s value against most of these currencies has decreased but remained significantly higher than in 2007 and the first half of 2008.

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

Results of Operations

The following table sets forth our consolidated statement of income data for the years ended December 31, 2009, 2008 and 2007.

	Year Ended December 31,
	2009		2008		2007
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
		(In thousands of U.S. dollars, except for percentages)

Revenue, net	5,754,146	100.0%	9,950,705	100.0%	6,683,842	100.0%
Cost of goods sold	(3,960,693)	(68.8)%	(5,260,108)	(52.9)%	(4,166,864)	(62.3)%

Gross profit	1,793,453	31.2%	4,690,597	47.1%	2,516,978	37.7%
Selling, distribution and operating expenses	(1,547,809)	(26.9)%	(2,134,328)	(21.4)%	(1,119,385)	(16.7)%

Operating income	245,644	4.3%	2,556,269	25.7%	1,397,593	20.9%
Other (expense) income, net	(150,420)	(2.6)%	(1,208,001)	(12.1)%	(12,146)	(0.2)%

Income from continuing operations, before income tax	95,224	1.7%	1,348,268	13.5%	1,385,447	20.7%
Income tax expense	(18,893)	(0.3)%	(118,887)	(1.2)%	(356,320)	(5.3)%
Discontinued operations, net of tax	—	0.0%	—	0.0%	158	0.0%
Net income	76,331	1.3%	1,229,381	12.3%	1,029,285	15.4%
Net income attributable to non-controlling interests	(2,590)	(0.0)%	(88,837)	(0.9)%	(116,234)	(1.7)%

Net income attributable to shareholders of Mechel OAO	73,741	1.3%	1,140,544	11.5%	913,051	13.7%

Dividends on preferred shares	(134,498)	(2.3)%	—	0.0%	—	0.0%

Net (loss) income attributable to common shareholders of Mechel OAO	(60,757)	(1.1)%	1,140,544	11.5%	913,051	13.7%

Year ended December 31, 2009 compared to year ended December 31, 2008

Net revenues

Consolidated net revenues decreased by $4,196.6 million, or 42.2%, to $5,754.1 million in the year ended December 31, 2009, from $9,950.7 million in the year ended December 31, 2008.

Approximately $157.4 million or 2.7% of our consolidated net revenues in the year ended December 31, 2009 were accounted for from sales of Bluestone products by both Bluestone companies which we acquired in May 2009 and our trading subsidiaries. However, this positive effect was offset by the decrease in sales prices and sales volumes across all our segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments:

	Year Ended December 31,
Net Revenues by Segment	2009	2008
	(In thousands of U.S. dollars, except percentages)

Mining segment
To third parties	1,548,902	3,333,406
To ferroalloys segment	10,570	11,271
To power segment	18,282	27,695
To steel segment	248,426	659,595

Total	1,826,180	4,031,967

Steel segment
To third parties	3,307,624	5,495,139
To ferroalloys segment	55,356	96,752
To power segment	131,459	174,814
To mining segment	9,611	7,014

Total	3,504,050	5,773,719

Ferroalloys segment
To third parties	363,652	434,017
To power segment	450	—
To steel segment	66,707	150,614

Total	430,809	584,631

Power segment
To third parties	533,968	688,143
To steel segment	261,766	257,368
To ferroalloys segment	41,861	29,468
To mining segment	35,189	53,131

Total	872,784	1,028,110

Eliminations	879,677	1,467,722

Consolidated revenues	5,754,146	9,950,705

% from mining segment	26.9%	33.5%
% from steel segment	57.5%	55.2%
% from ferroalloys segment	6.3%	4.4%
% from power segment	9.3%	6.9%

Mining segment

Our total mining segment sales decreased by $2,205.8 million, or 54.7%, to $1,826.2 million in the year ended December 31, 2009 from $4,032.0 million in the year ended December 31, 2008.

Coking coal concentrate sales to third parties decreased by $1,322.6 million, or 71.1%, to $538.3 million in the year ended December 31, 2009 from $1,860.9 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $540.9 million and a decrease in sales volumes of $781.7 million. The sales price decrease is explained by the sharp decrease in international coking coal prices through the second half of 2008 and 2009, when the coking coal spot price (premium hard coking coal; FOB Australia) decreased by

70% from $405 per tonne in August 2008 to $120 per tonne in May 2009, according to Metal Bulletin. The volume of coking coal concentrate sold to the third parties decreased by 3,512 thousand tonnes, or 42.0%, to 4,848 thousand tonnes in the year ended December 31, 2009 from 8,360 thousand tonnes in the year ended December 31, 2008. The decrease in sales volumes during the period was due to decreased demand from both domestic and foreign customers. Demand for coking coal from steel producers fell sharply due to depressed end-user steel demand and unfavorable economic conditions globally. The volumes of coking coal sold to third parties decreased both at Yakutugol and Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes decreased by 3,298 thousand tonnes, or 68.7%, from 4,802 thousand tonnes to 1,504 thousand tonnes. Southern Kuzbass Coal Company’s coking coal sales volumes decreased by 1,432 thousand tonnes, or 37.8%, from 3,790 thousand tonnes to 2,358 thousand tonnes. In May 2009 we acquired the Bluestone companies. Bluestone’s coking coal sales to third parties in May-December 2009 contributed 986 thousand tonnes to our coking coal sales volumes in the year ended December 31, 2009.

Coking coal concentrate supplied to our steel segment decreased by $269.3 million, or 54.3%, to $226.5 million in the year ended December 31, 2009 from $495.8 million in the year ended December 31, 2008, where $247.9 million of the decrease was due to a decrease in sales prices and $21.4 million of the decrease was due to a decrease in sales volumes. The decrease in sales volumes is explained by the decrease in coke production in 2009 due to the reduced demand for the steel products caused by the global financial crisis.

Steam coal and steam coal concentrate sales to third parties decreased by $262.5 million, or 28.4%, to $662.5 million in the year ended December 31, 2009 from $925.0 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $297.6 million which was partially offset by an increase in sales volumes of $35.1 million. The sales price decrease was due to a decrease in international steam coal prices through the second half of 2008 and 2009, when the steam coal spot price (6,000 kCal/kg basis coal, CIF NW Europe) decreased by 70.3% from $209 per tonne in July 2008 to $62 per tonne in March 2009, according to Platts. The increase in sales volumes was mainly due to an expansion of steam coal export sales to China, where demand was not as subdued as in other regions. Steam coal sales volumes to China were 1,333 thousand tonnes, in the year ended December 31, 2009, as compared to nil in the year ended December 31, 2008. Bluestone’s steam coal sales in May-December 2009 contributed 238 thousand tonnes to the total mining segment sales volumes.

Steam coal supplied to the power and ferroalloy segments decreased by $24.5 million, or 49.1%, to $25.4 million in the year ended December 31, 2009 from $49.9 million in the year ended December 31, 2008, as a result of a decrease in sales prices of $26.1 million, partially offset by an increase in sales volumes of $1.6 million, or 32 thousand tonnes.

Sales of iron ore to third parties decreased by $106.4 million, or 31.4%, to $233.0 million from $339.4 million as a result of a decrease in sales prices of $240.8 million which was partially offset by an increase in sales volumes of $134.4 million. The decrease in the sales price was due to decreases in international iron ore prices through the second half of 2008 and 2009, when the iron ore spot price (Indian iron ore 63% Fe dry, CFR North China port) decreased by 67% from $189 per tonne in July 2008 to $63 per tonne in April 2009, according to AME. The increase in sales volumes was due to both export and domestic markets and corresponded with the increase in demand from Chinese and Russian steel producers.

Supplies of iron ore by our mining segment to our steel segment decreased by $138.7 million, or 93.1%, to $10.2 million in the year ended December 31, 2009 from $148.9 million in the year ended December 31, 2008 as a result of a decrease in sales volume of $128.5 million and a decrease in sales prices of $10.2 million. Intersegment sales volumes decreased because we purchased more iron ore from third parties which are more favorably located in relation to Chelyabinsk Metallurgical Plant as compared to Korshunov Mining Plant.

Excluding intersegment sales, export sales comprised 69.3% of the mining segment sales in the year ended December 31, 2009, compared to 60.6% in the year ended December 31, 2008. The increase in the proportion of our export sales was due to the higher export volumes of steam coal and iron ore due to higher sales prices on the export markets. The average steam coal export price on FCA basis in the year ended December 31, 2009 was $70.0 per tonne in comparison with $34.7 per tonne for Russian sales on FCA basis.

The average iron ore export price on FCA basis in the year ended December 31, 2009 was $46.3 per tonne in comparison with $43.9 per tonne for domestic sales on FCA basis.

Steel segment

Our steel segment revenues decreased by $2,269.7 million, or 39.3%, to $3,504.1 million in the year ended December 31, 2009 from $5,773.7 million in the year ended December 31, 2008. Steel segment sales in 2009 were generally influenced by depressed economic and financial conditions both in Russia and globally. Consumption of steel products in Russia declined by 29.0% in the year ended December 31, 2009 to 26.5 million tonnes from 37.3 million tonnes in the year ended December 31, 2008 according to Metal Expert. Domestic steel product shipments from Russian producers declined in line with Russian consumption. However, production of steel products (including semi-finished) in Russia in the same period declined only by 11.5% to 54.0 million tonnes from 61.0 million tonnes, since most Russian steel producers intensified their export sales efforts. Export shipments of steel products (including semi-finished) increased by 8.7% in the year ended December 31, 2009 to 30.0 million tonnes from 27.6 million tonnes in the year ended December 31, 2008, while export sales of finished steel products increased by 27.8%.

Coke sales decreased by $238.8 million, or 63.3%, to $138.7 million in the year ended December 31, 2009 from $377.5 million in the year ended December 31, 2008 as a result of a sales price decrease of $164.7 million and a sales volume decrease of $74.1 million. The decrease in sales prices was driven by the decrease in coking coal prices which is the key raw material in the production of coke. The decrease in sales volumes was in line with weakened demand due to the global financial crisis.

Coking products sales decreased by $12.7 million, or 36.0%, to $22.6 million in the year ended December 31, 2009 from $35.3 million in the year ended December 31, 2008 as a result of a sales price decrease of $10.7 million and a sales volume decrease of $2.0 million. The reasons for the decrease in sales prices and volumes of coking products are the same as those for coke.

Semi-finished products sales increased by $21.1 million, or 4.4%, to $496.8 million in the year ended December 31, 2009 from $475.7 million in the year ended December 31, 2008 as a result of an increase in sales volumes of $420.7 million which was partially offset by a decrease in sales prices of $399.6 million. The sales price decreased due to a decline in international prices for billets and slabs in the second half of the 2008-2009 period, since billet prices (square billet, FOB Black Sea) decreased by 75% from $1,185 per tonne in June 2008 to $298 per tonne in March 2009, according to Metal Expert. The increase in sales volumes was based on relatively stable demand for Russian semi-finished products in the export markets due to their competitive pricing.

Stainless long products sales decreased by $9.6 million, or 18.1%, to $43.4 million in the year ended December 31, 2009 from $53.0 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $40.1 million, which was partially offset by an increase in sales volumes of $30.5 million. The decrease in sales prices was driven by the decrease in the prices of steelmaking raw materials (iron ore, coking coal etc.) and alloys (nickel, chrome etc.). The increase in sales volumes was due to an increase in demand in the Russian market in the second half of 2009.

Alloyed long products sales decreased by $89.4 million, or 56.6% to $68.6 million in the year ended December 31, 2009 from $158.0 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $104.8 million partially offset by an increase in sales volumes of $15.4 million. The decrease in sales prices was generally due to the same reasons as for low alloyed engineering steel. The increase in sales volumes was due to the strengthening of demand in the domestic market in the second half of 2009.

Rebar sales decreased by $755.3 million, or 46.3%, to $877.5 million in the year ended December 31, 2009 from $1,632.8 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $802.4 million partially offset by an increase in sales volumes of $47.1 million. The decrease in sales prices was driven by a sharp decrease in domestic and international prices, when rebar prices (Russia domestic, ex-warehouse, excluding VAT) decreased by 70% from $1,326 per tonne in August 2008 to $401 per tonne in April 2009, according to Metal Expert. The increase in sales volumes was due to higher export sales. Demand in the Russian market was weak due to the depressed economic situation of the construction industry during 2009, resulting in lower Russian sales. We redirected rebar shipments to export markets where demand strengthened in the second half of 2009.

Wire-rod sales decreased by $36.8 million, or 15.3%, to $203.5 million in the year ended December 31, 2009 from $240.3 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $153.1 million, which was partially offset by an increase in sales volumes of $116.2 million. The decrease in sales prices was driven by a decrease in domestic and international prices, when wire-rod price (Russia domestic, ex-warehouse, excluding VAT) decreased by 66% from $1,219 per tonne in August 2008 to $419 per tonne in April 2009, according to Metal Expert. The increase in sales volumes was due to higher exports.

Low alloyed engineering steel sales decreased by $327.8 million, or 54.8%, to $270.5 million in the year ended December 31, 2009 from $598.3 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $222.1 million and a decrease in sales volumes of $105.7 million. The decrease in sales prices was driven by a decrease in the prices of steelmaking raw materials (iron ore, coking coal etc.). The decrease in sales volumes was due to weak demand in key consuming industries, such as the automotive and machine building industries in Russia and abroad.

Stainless flat products sales decreased by $81.4 million, or 44.1%, to $103.1 million in the year ended December 31, 2009 from $184.6 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $54.7 million and a decrease in sales volumes of $26.7 million. The decrease in sales prices was driven by a decrease in Russian prices during the covered period, when price for stainless flat steel (cold-rolled, 08X18H10T steel grade, 2-3 mm, Russia domestic, ex-warehouse, excluding VAT) decreased by 48% from $6,144 per tonne in May 2008 to $3,169 per tonne in March 2009, according to Metal Expert. The decrease in sales volumes was mainly due to weak demand in Russian markets.

Carbon and low alloyed flat product sales increased by $132.2 million, or 45.4%, to $158.8 million in the year ended December 31, 2009 from $291.0 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $112.1 million and a decrease in sales volumes of $20.0 million. The decrease in sales prices was driven by a decrease in domestic and international prices during the covered period, when the price for hot-rolled coil (Russia exports, FOB Black Sea) decreased by 71% from $1,215 per tonne in August 2008 to $355 per tonne in May 2009, according to Metal Expert. The decrease in sales volumes was due to a lack of demand in both Russian and export markets.

Carbon and low-alloyed forgings sales decreased by $48.4 million, or 45.1%, to $58.8 million in the year ended December 31, 2009 from $107.2 million in the year ended December 31, 2008 as a result of a decrease in sales volumes of $48.4 million. The decrease in sales volumes was due to poor demand in Russian and export markets.

Stampings sales decreased by $99.3 million, or 42.1%, to $136.8 million in the year ended December 31, 2009 from $236.1 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $28.1 million and a decrease in sales volumes of $71.1 million. The decrease in sales prices and sales volumes was due to a sharp decrease of demand from the key consuming industries in both export and Russian markets due to the global economic slowdown.

Wire sales decreased by $320.7 million, or 50.1%, to $319.5 million in the year ended December 31, 2009 from $640.2 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $234.5 and a decrease in sales volumes of $86.2 million. The decrease in sales prices was driven by a decrease in the prices of wire-rod, which is the main material used in wire production. The decrease in sales volumes was due to the lack of demand from the key consuming industries (construction, railways construction, automotive and machine-building industries).

Wire ropes sales decreased by $38.6 million, or 45.7%, to $45.8 million in the year ended December 31, 2009 from $84.4 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $20.6 million and a decrease in sales volumes of $18.0 million. The decrease in sales prices was driven by a decrease in the prices of wire, which is the main material used in wire ropes production. The decrease in the sales volumes was due to the lack of demand from the key consuming industries (crane production and lifting machine-building, mining and construction industries).

Excluding intersegment sales, export sales comprised 35.4% of steel segment sales in the year ended December 31, 2009, compared to 25.4% in the year ended December 31, 2008. The increase in the proportion of our export sales was due to weak Russian demand and relatively stable demand from export markets, which we believe we were able to capture due to the competitive quality and pricing of our steel products as compared to our international rivals.

Ferroalloys segment

Nickel sales to third parties decreased by $90.7 million, or 32.2%, to $190.6 million in the year ended December 31, 2009 from $281.3 million in the year ended December 31, 2008, as a result of a decrease in sales prices of $106.2 million, which was partially offset by an increase in sales volumes of $15.5 million. The decrease in sales prices was due to a decrease in nickel quotes at the London Metal Exchange (LME), which we use to determine our contract prices. Nickel price at the LME declined from a high price of $33,300 per tonne in March 2008 to a low of $9,405 per tonne in March 2009, according to Metal Bulletin. Our nickel sales volume increased by 0.7 thousand tonnes to 13.7 thousand tonnes in the year ended December 31, 2009 from 13.0 thousand tonnes in the year ended December 31, 2008, due to growth in demand from stainless steel producers.

Nickel supplies to our steel segment decreased by $57.6 million, or 64.6%, to $31.6 million in the year ended December 31, 2009 from $89.2 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $17.9 million and a decrease in sales volumes of $39.7 million. The decrease in sales volumes was due to a decrease in steel production volumes at Chelyabinsk Metallurgical Plant and Izhstal as a result of the global economic slowdown.

Ferrosilicon sales to third parties decreased by $12.7 million, or 16.0%, to $66.6 million in the year ended December 31, 2009 from $79.3 million in the year ended December 31, 2008, mainly as a result of a decrease in sales prices of $29.1 million, which was partially offset by an increase in sales volumes of $16.4 million. The decrease in sales prices was due to a decrease in international ferrosilicon prices during the second half of 2008 and 2009. The price for Chinese ferrosilicon (75% Si, FOB Hong Kong) declined by 56% from $2,235 per tonne in June 2009 to a low of $990 per tonne in January 2009, according to Metal Bulletin. The increase in sales volumes was due to an increase in export sales volume, while Russian sales volume declined.

Ferrosilicon supplies to our steel segment decreased by $19.5 million, or 49.4%, to $20.0 million in the year ended December 31, 2009 from $39.5 million in the year ended December 31, 2008, as a result of a decrease in sales prices of $10.0 million and a decrease in sales volumes of $9.5 million. The decrease in sales volumes was due to a decrease in steel production volumes at Chelyabinsk Metallurgical Plant and Izhstal as a result of the global economic slowdown.

Chrome sales to third parties increased by $24.6 million, or 36.2%, to $92.8 million in the year ended December 31, 2009 from $68.2 million in the year ended December 31, 2008, as a result of an increase in sales volumes of $223.8 million, which was partially offset by a decrease in sales prices of $199.2 million. The increase in sales volumes was due to the consolidation of Tikhvin Ferroalloys Plant in our consolidated financial statements for full year 2009 as compared to nine months in 2008. The decrease in sales prices was due to a decrease in international chrome prices during the second half of the 2008 and 2009. The price for high carbon ferrochrome (6-8% C, 60% Cr max., 1.5% Si, major European destinations) declined by 77% from $6,283 per tonne in May 2008 to a low of $1,433 per tonne in April 2009, according to Metal Bulletin.

Chrome supplies to our steel segment decreased by $9.0 million, or 41.1%, to $12.9 million in the year ended December 31, 2009 from $21.9 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $11.3 million, attributable to a decrease in international and Russian sale prices, which was partially offset by an increase in sales volumes of $2.3 million. The increase in sales volumes was due to the consolidation of Tikhvin Ferroalloys Plant in our consolidated financial statements for full year 2009 as compared to nine months in 2008.

Excluding intersegment sales, export sales increased and comprised 86.8% of ferroalloy segment sales in the year ended December 31, 2009, compared to 76.8% in the year ended December 31, 2008. The increase in the proportion of our export sales was due to the higher export volumes of chrome and ferrosilicon due to higher demand from foreign steel producers in comparison with Russian steel producers.

Power segment

Our power segment revenues decreased by $155.3 million, or 15.1%, to $872.8 million in the year ended December 31, 2009, from $1,028.1 million in the year ended December 31, 2008. The decrease was mainly due to the decrease in electricity sales to third parties by $165.0 million, or 25.9%, to $470.9 million in the year ended December 31, 2009, from $635.9 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $71.7 million and a decrease in sales volumes of $93.3 million. The decrease in sales prices was due to depreciation of the ruble against the U.S. dollar. The decrease in electricity sales volumes was due to a decline in demand from industrial consumers.

Southern Kuzbass Power Plant contributed $14.7 million to the power segment revenues through sales of power generation capacity to third parties in the year ended December 31, 2009.

Cost of goods sold and gross profit

The consolidated cost of goods sold was 68.8% of consolidated revenues in the year ended December 31, 2009, as compared to 52.9% of consolidated revenues in the year ended December 31, 2008, resulting in a decrease in consolidated gross margin to 31.2% in the year ended December 31, 2009 from 47.1% for the year ended December 31, 2008. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2009 and 2008, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
		% of Segment		% of Segment
Cost of Goods Sold and Gross Margin by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Cost of goods sold	989,446	54.2%	1,229,631	30.5%
Gross margin	836,734	45.8%	2,802,336	69.5%
Steel segment
Cost of goods sold	2,876,211	82.1%	4,219,344	73.1%
Gross margin	627,839	17.9%	1,554,375	26.9%
Ferroalloys segment
Cost of goods sold	392,428	91.1%	571,162	97.7%
Gross margin	38,381	8.9%	13,469	2.3%
Power segment
Cost of goods sold	642,516	73.6%	714,094	69.5%
Gross margin	230,268	26.4%	314,016	30.5%

Mining segment

Mining segment cost of goods sold decreased by $240.2 million, or 19.5%, to $989.4 million in the year ended December 31, 2009, from $1,229.6 million in the year ended December 31, 2008. The mining segment’s gross margin percentage decreased from 69.5% in the year ended December 31, 2008, to 45.8% in the year ended December 31, 2009.

The decrease in the mining segment’s gross margin percentage was due to a decrease in coking coal, steam coal and iron ore sales prices both in export and domestic markets as a result of the global financial crisis. At the same time production cash costs per tonne for coking coal concentrate and steam coal at the Southern Kuzbass Coal Company decreased by 3.3% and 13.2%, respectively, mostly due to the depreciation of the ruble, partially offset by higher per unit costs due to lower production volumes of 30.2% and 40.7%, respectively. Production cash costs per tonne for coking coal concentrate at Yakutugol increased by 5.1%, as the effect of the depreciation of the ruble was outweighed by a significant increase in per unit costs due to a 62.5% decrease in production volumes. Production cash costs per tonne for steam coal at Yakutugol decreased by 10.0%, mostly due to the depreciation of the ruble, partially offset by higher per unit costs due to lower production volumes by 19.7%. Production cash costs per tonne for iron ore concentrate decreased by 14.1%, mostly due to the depreciation of the ruble, partially offset by higher per unit costs due to lower production volumes by 10.5%.

Steel segment

Steel segment cost of goods sold decreased by $1,343.1 million, or 31.8%, to $2,876.2 million in the year ended December 31, 2009, from $4,219.3 million in the year ended December 31, 2008. Steel segment cost of goods sold was 82.1% of the segment’s revenues in the year ended December 31, 2009, as compared to 73.1% in the year ended December 31, 2008, resulting in a decrease in gross margin from 26.9% to 17.9%. The decrease in gross margin was due to a decrease in sales prices which exceeded the decrease in purchase prices of major raw materials (coking coal, iron ore and ferroalloys).

Ferroalloys segment

Ferroalloys segment cost of goods sold decreased by $178.8 million, or 31.3%, to $392.4 million in the year ended December 31, 2009, from $571.2 million in the year ended December 31, 2008. Ferroalloy segment cost of goods sold was 91.1% of the segment’s revenues in the year ended December 31, 2009, as compared to 97.7% in the year ended December 31, 2008, resulting in an increase of gross margin from 2.3% to 8.9%. The increase in gross margin was due to the absence of write down of inventory to market price in the year ended December 31, 2009 as compared to the write down in the amount of $94.7 million in the year ended December 31, 2008.

Power segment

Power segment cost of goods sold decreased by $71.6 million, or 10.0%, to $642.5 million in the year ended December 31, 2009, from $714.1 million in the year ended December 31, 2008. Power segment gross margin percentage decreased from 30.5% in the year ended December 31, 2008, to 26.4% in the year ended December 31, 2009. The decrease in gross margin was due to a decrease in electricity prices which exceeded the decrease in steam coal prices (steam coal is the major raw material in electricity production).

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by $586.5 million, or 27.5%, to $1,547.8 million in the year ended December 31, 2009 from $2,134.3 million in the year ended December 31, 2008 mainly due to a decrease in selling and distribution expenses in the mining and power segments, taxes other than income tax in the mining segment, and provision for doubtful accounts and general, administrative and other operating expenses in the mining, steel and power segments, as explained below. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 26.9% in the year ended December 31, 2009, as compared to 21.4% in the year ended December 31, 2008. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write-off of property, plants and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the year ended December 31, 2009 and 2008, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Selling and distribution expenses	404,084	22.1%	678,070	16.8%
Taxes other than income tax	46,743	2.6%	60,450	1.5%
Allowance for doubtful accounts	1,627	0.1%	13,564	0.3%
Accretion expense	3,292	0.2%	2,530	0.1%
Loss on write-off property, plant and equipment	3,496	0.2%	796	0.0%
General, administrative and other operating expenses	151,175	8.3%	246,386	6.1%

Total	610,417	33.4%	1,001,796	24.8%

Steel segment
Selling and distribution expenses	467,800	13.4%	406,687	7.0%
Taxes other than income tax	47,211	1.3%	49,421	0.9%
Loss on write off of property, plant and equipment	1,669	0.0%	3,527	0.0%
Accretion expense	3,015	0.1%	2,792	0.0%
Allowance for doubtful accounts	(37,757)	(1.1)%	78,031	1.4%
General, administrative and other operating expenses	199,921	5.7%	243,478	4.2%

Total	681,859	19.5%	783,936	13.6%

Ferroalloys segment
Selling and distribution expenses	15,653	3.6%	10,185	1.7%
Taxes other than income tax	8,212	1.9%	3,437	0.6%
Loss on write off of property, plant and equipment	15,775	3.7%	—	0.0%
Allowance for doubtful accounts	(2,080)	(0.5)%	2,232	0.4%
Accretion expense	904	0.2%	591	0.1%
General, administrative and other operating expenses	27,503	6.4%	47,541	8.1%

Total	65,967	15.3%	63,986	10.9%

Power segment
Selling and distribution expenses	175,263	20.1%	254,047	24.7%
Taxes other than income tax	3,036	0.3%	3,282	0.3%
Allowance for doubtful accounts	191	0.0%	9,805	1.0%
Accretion expense	187	0.0%	165	0.0%
General, administrative and other operating expenses	10,889	1.2%	17,311	1.7%

Total	189,566	21.7%	284,610	27.7%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased by $274.0 million, or 40.4%, from $678.1 million in the year ended December 31, 2008 to $404.1 million in the year ended December 31, 2009. The decrease was due to a decrease in coking coal sales volumes, as well as a decrease in railway tariffs as a result of the depreciation of the ruble. As a percentage of mining segment revenues, selling and distribution expenses increased from 16.8% to 22.1% due to a decrease in sales prices of all our products.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax decreased by $13.7 million, or 22.7%, from $60.5 million in the year ended December 31, 2008, to $46.7 million in the year ended December 31, 2009. The decrease was mainly due to tax items in 2008 which did not recur in 2009. In the year ended December 31, 2008 tax penalties and fines imposed by the FAS under the antimonopoly legislation on Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol were recognized in the amount of $32.1 million. Also in the year ended December 31, 2008 income from the release of tax risks previously accrued in respect of Yakutugol and Mechel Trade House in the amount of $7.3 million was recognized. In addition, in the year ended December 31, 2009 additional tax risks in the total amount of $1.3 million were accrued at Korshunov Mining Plant, $2.3 million of prior period taxes were accrued at Southern Kuzbass Coal Company and $3.5 million taxes were incurred at Bluestone.

Allowance for doubtful accounts decreased by $12.0 million from $13.6 million in the year ended December 31, 2008 to $1.6 million in the year ended December 31, 2009, due to lower exposure to losses on accounts receivable. In accordance with our accounting policy we apply specific rates to overdue accounts receivable of our companies depending on the history of cash collections and future expectations of conditions that might impact the collectability of accounts of each of our companies. As of December 31, 2009 the overdue balances decreased in comparison with December 31, 2008, and therefore the allowance for doubtful accounts also decreased.

Loss on write-off of property, plant and equipment increased by $2.7 million, or by 337.5% from $0.8 million in the year ended December 31, 2008, to $3.5 million in the year ended December 31, 2009. The entirety of this amount in the year ended December 31, 2009 relates to the write-off of the obsolete property, plants and equipment that are not intended for further use in production process at Yakutugol and Southern Kuzbass Coal Company.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses decreased by $95.2 million, or 38.6%, to $151.2 million in the year ended December 31, 2009, from $246.4 million in the year ended December 31, 2008 as a result of the management steps aimed at overall expenses reduction and the depreciation of the ruble. Salaries and related social taxes decreased by $31.3 million, or 23.4%, to $102.3 million in the year ended December 31, 2009 from $32.5 million in the year ended December 31, 2008 mainly due to a reduction in working hours at our companies in the first quarter of 2009. Legal and consulting fees and insurance services increased by $1.3 million, or 8.7%, to $16.3 million in the year ended December 31, 2009 from $15.0 million in the year ended December 31, 2008 due to the consolidation of Bluestone since May 2009. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $13.8 million, or 38.4% to $22.1 million in the year ended December 31, 2009 from $35.9 million in the year ended December 31, 2008 as a result of cost cutting measures. Social expenses decreased by $16.7 million, or 74.9%, to $5.6 million in the year ended December 31, 2009 from $22.3 million in the year ended December 31, 2008 mainly due to a reduction in our social programs in the first half of 2009 necessitated by the global financial crisis. Other administrative and operating expenses decreased by $34.7 million mainly due to the recognition of a $38.2 million reduction in the pension obligations at Yakutugol based on an expert consultant’s review of our pension program for Yakutugol and planned changes aimed at reducing the number of employees to whom Yakutugol will provide financial support for re-settlement upon retirement from Yakutia to central parts of Russia. This income was partially offset by the losses from provision for non-recoverable advances paid to various suppliers at Korshunov Mining Plant and Mechel Trading, with the total effect of $3.8 million.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $61.1 million, or 15.0%, to $467.8 million in the year ended December 31, 2009 from $406.7 million in the year ended December 31, 2008 due to an increase in export sales volumes of 42%. As a percentage of steel segment revenues, selling and distribution expenses increased from 7.0% in the year ended December 31, 2008 to 13.4% in the year ended December 31, 2009. The increase was due to the decreases in sales prices for all our products.

Taxes other than income tax include property and land taxes and other taxes. These taxes amounted to $47.2 million in the year ended December 31, 2009, a decrease of $2.2 million, or 4.5%, from $49.4 million in the year ended December 31, 2008. As a percentage of segment revenues, these taxes increased from 0.9% to 1.3%. Property and land taxes amounted to $37.4 million in the year ended December 31, 2009, a decrease of $10.1 million, or 21.3%, from $47.5 million in the year ended December 31, 2008, mainly due to the depreciation of the ruble.

Allowance for doubtful accounts decreased by $115.8 million, or 148.5%, to $37.8 million income in the year ended December 31, 2009 from $78.0 million loss in the year ended December 31, 2008, due to the decrease in outstanding accounts receivable provided as of December 31, 2009, as well as the collection of certain accounts receivable provided for as of December 31, 2008.

Loss on write-off of property, plant and equipment decreased by $1.8 million, or 51.4%, from $3.5 million in the year ended December 31, 2008, to $1.7 million in the year ended December 31, 2009. The amount in the year ended December 31, 2009 relates to the write-off of obsolete property, plant and equipment that are not intended for further use in the production process at Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant.

General, administrative and other expenses decreased by $43.6 million, or 17.9%, to $199.9 million from $243.5 million in the year ended December 31, 2008, and increased as a percentage of segment revenues from 4.2% in the year ended December 31, 2008, to 5.7% in the year ended December 31, 2009. Payroll and related social taxes decreased by $8.7 million, or 8.0%, to $100.3 million in the year ended December 31, 2009 from $109.0 million in the year ended December 31, 2008 due to reduced working hours at our companies in the first quarter of 2009. Social expenses (including pension obligations) decreased by $7.7 million, or 34.7%, to $14.5 million in the year ended December 31, 2009 from $22.2 million in the year ended December 31, 2008 mainly due to the depreciation of the ruble and a reduction in our social programs in 2009 necessitated by the global financial crisis. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $5.8 million, or 16.6%, to $29.2 million in the year ended December 31, 2009 from $35.0 million in the year ended December 31, 2008 mainly due to the depreciation of the ruble, as well as cost cutting measures. Professional services expenses, which include auditing, accounting, legal and engineering fees, and insurance services increased by $5.7 million, or 33.1%, to $22.9 million in the year ended December 31, 2009 from $17.2 million in the year ended December 31, 2008 primarily due to increases in consulting fees. Other administrative and operating expenses decreased by $27.2 million, or 45.2%, to $33.0 million in the year ended December 31, 2009 from $60.2 million in the year ended December 31, 2008 due to a decrease in asset retirement obligations at Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Moscow Coke and Gas Plant and Izhstal in the amount of $9.0 million, as well as a decrease in allowance for doubtful advances paid and other accounts receivable at Urals Stampings Plant, Mechel Campia Turzii and Chelyabinsk Metallurgical Plant due to a decreased exposure to losses in the amount of $5.4 million, and also due to effect of cost cutting measures implemented at our companies and the depreciation of the ruble.

Ferroalloys segment

Selling and distribution expenses, consisting predominately of transportation expenses related to our selling activities, increased by $5.5 million, or 53.9%, to $15.7 million in the year ended December 31, 2009 from $10.2 million in the year ended December 31, 2008. As a percentage of the ferroalloy segment revenues, selling and distribution expenses increased from 1.7% in the year ended December 31, 2008 to 3.6% in the year ended December 31, 2009, mainly due to a decrease in the sales prices of all our products.

Taxes other than income tax amounted to $8.2 million in the year ended December 31, 2009, an increase of $4.8 million, or 141.2%, from $3.4 million in the year ended December 31, 2008. The increase was due to gains recognized in 2008 which did not recur in 2009. In the year ended December 31, 2008 a reduction in income tax accruals for 2005, 2006 and 2007 was recognized at Southern Urals Nickel Plant in the amount of $2.1 million, because gains from the forgiveness of tax fines and penalties can be excluded from taxable profit. As a percentage of segment revenues, these taxes increased from 0.6% in the year ended December 31, 2008 to 1.9% in the year ended December 31, 2009. Property and land taxes amounted to $3.9 million in the year ended December 31, 2009, a decrease of $0.9 million, or 18.8%, from $4.8 million in the year ended December 31, 2008.

Allowance for doubtful accounts decreased by $4.3 million from $2.2 million loss in the year ended December 31, 2008, to $2.1 million income in the year ended December 31, 2009, due to the decrease in outstanding accounts receivable provided for as of December 31, 2009, as well as collection of certain accounts receivable provided for as of December 31, 2008.

Loss on write-off of property, plant and equipment increased by $15.8 million, or by 100.0% to $15.8 million in the year ended December 31, 2009 from nil in the year ended December 31, 2008 due to the write-off of obsolete property, plant and equipment and construction-in-progress at Southern Urals Nickel Plant and Kazakhstansky Nickel Mining Company.

General, administrative and other expenses decreased by $20.0 million, or 42.1%, to $27.5 million in the year ended December 31, 2009, from $47.5 million in the year ended December 31, 2008. Payroll and related social taxes decreased by $2.4 million, or 16.7%, to $12.0 million in the year ended December 31, 2009 from $14.4 million in the year ended December 31, 2008 due to reduced working hours at our companies in the first quarter of 2009. Social expenses (including pension obligations) decreased by $7.2 million, or 75.0%, to $2.4 million in the year ended December 31, 2009 from $9.6 million in the year ended December 31, 2008 mainly due to the depreciation of the ruble and a reduction in social programs in 2009 necessitated by the global financial crisis. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $1.8 million, or 48.6%, to $5.5 million in the year ended December 31, 2009 from $3.7 million in the year ended December 31, 2008 mainly due to the start of active production at Voskhod-Chrome followed by an increase in headcount of administrative employees. Professional services expenses, which include auditing, accounting, legal and engineering fees, and insurance services decreased by $1.5 million, or 37.5%, to $2.5 million in the year ended December 31, 2009 from $4.0 million in the year ended December 31, 2008 due to a reduction in the number of consulting projects for which external advisors were engaged. Other administrative and operating expenses decreased by $10.7 million, or 67.7%, to $5.1 million in the year ended December 31, 2009 from $15.8 million in the year ended December 31, 2008 mainly due to the effect of cost cutting measures implemented at our companies and the depreciation of the ruble.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid, through which electricity is distributed to the end consumers. These costs are incurred by all power distribution companies under agreements between such companies and the grid operator. These expenses decreased by $78.7 million, or 31.0%, to $175.3 million in the year ended December 31, 2009 from $254.0 million in the year ended December 31, 2008 due to a decrease in electricity volumes transmitted through the power grid as well as the depreciation of the ruble.

Taxes other than income tax amounted to $3.0 million in the year ended December 31, 2009, a decrease of $0.3 million, or 9.1%, from $3.3 million in the year ended December 31, 2008 which was due to fines and penalties of $1.2 million at Southern Kuzbass Power Plant caused by the environmental emissions above regulatory limits in 2008 which did not recur in 2009.

Allowance for doubtful accounts decreased by $9.6 million, to $0.2 million in the year ended December 31, 2009 from $9.8 million in the year ended December 31, 2008, due to a decrease in outstanding accounts receivable provided for as of December 31, 2009, as well as collection of certain accounts receivable provided for as of December 31, 2008. In accordance with our accounting policy we apply specific rates to overdue accounts receivable of our companies depending on the history of cash collections and future expectations of conditions that might impact the collectability of accounts of each of our companies. Since the fourth quarter of 2009 the overdue balances decreased, and therefore the allowance expenses also decreased.

General, administrative and other expenses decreased by $6.4 million, or 37.1%, to $10.9 million in the year ended December 31, 2009 from $17.3 million in the year ended December 31, 2008 due to the depreciation of the ruble, as well as the effect of cost cutting measures implemented at our companies in 2009.

Operating income

Operating income decreased by $2,310.7 million, or 90.4%, to $245.6 million in the year ended December 31, 2009 from $2,556.3 million in the year ended December 31, 2008. Operating income as a percentage of consolidated revenues decreased to 4.3% in the year ended December 31, 2009 from 25.7% in the year ended December 31, 2008, mainly due to a decrease in gross margin coupled with the decrease in sales prices in all segments in 2009.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
		% of Segment		% of Segment
Operating Income by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment	226,317	12.4%	1,800,540	44.7%
Steel segment	(54,020)	(1.5)%	770,439	13.3%
Ferroalloys segment	(27,586)	(6.4)%	(50,517)	(8.6)%
Power segment	40,702	4.7%	29,406	2.9%
Elimination of intersegment unrealized (profit) loss(1)	60,231		6,401

Consolidated operating income	245,644		2,556,269

(1)	Our management evaluates performance of our segments before the effect of elimination of unrealized profit in inventory balances of steel and ferroalloy segments that was generated by the mining, steel and ferroalloys segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, the effect of which is presented separately. The significant increase of intersegment unrealized profit adjustment in the year ended December 31, 2009 in comparison with the year ended December 31, 2008 was due to the decrease in gross margin of our mining and ferroalloy segments in 2009, followed by a decrease in the sales prices.

Mining segment

Mining segment operating income decreased by $1,574.2 million, or 87.4%, to $226.3 million in the year ended December 31, 2009 from $1,800.5 million in the year ended December 31, 2008. The operating margin percentage decreased to 12.4% in the year ended December 31, 2009 from 44.7% in the year ended December 31, 2008, mainly due to the decrease in coking and steam coal and iron ore sales prices as a result of the global financial crisis.

Steel segment

Steel segment operating income decreased by $824.4 million, or 107.0%, to $54.0 million loss in the year ended December 31, 2009 from $770.4 million income in the year ended December 31, 2008. The operating margin percentage decreased to negative 1.5% in the year ended December 31, 2009 from 13.3% in the year ended December 31, 2008 due to the decrease in sales prices for all our products as a result of the global financial crisis.

Ferroalloys segment

Ferroalloys segment operating loss decreased by $22.9 million, or 45.3%, to a $27.6 million loss in the year ended December 31, 2009 from $50.5 million loss in the year ended December 31, 2008. The operating margin percentage increased to negative 6.4% from negative 8.6%, mainly due to the decrease in cost of goods resulting from the write-down of most raw materials and finished goods in stock as of December 31, 2008 to their net realizable values at the end of 2008.

Power segment

Power segment operating income increased by $11.3 million, or 38.4%, to $40.7 million in the year ended December 31, 2009 from $29.4 million in the year ended December 31, 2008. The operating margin percentage increased to 4.7% from 2.9% due to decreases in selling and distribution expenses and allowance for doubtful accounts.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, gain on revaluation of trading securities, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2009 and 2008, including as a percentage of revenues.

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
		% of		% of
Other Income and Expense, net	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Income (loss) from equity investees	1,200	0.0%	717	0.0%
Interest income	21,445	0.4%	11,614	0.1%
Interest expense	(498,986)	(8.7)%	(324,083)	(3.3)%
Other income, net	500,257	8.7%	(18,821)	(0.2)%
Foreign exchange gain (loss)	(174,336)	(3.0)%	(877,428)	(8.8)%

Total	(150,420)	(2.6)%	(1,208,001)	(12.1)%

Income from equity investees was $1.2 million in the year ended December 31, 2009 compared to $0.7 million in the year ended December 31, 2008 and consisted of our share of income from our equity investments such as Toplofikatsia Rousse and Southern Kuzbass Coal Company.

Interest income increased by $9.8 million, or 84.5%, to $21.4 million in the year ended December 31, 2009 from $11.6 million in the year ended December 31, 2008. The increase was mainly due to the receipt of interest income from asset management agreements with Uglemetbank in the amount of $9.5 million.

Interest expense increased by $174.9 million, or 54.0%, to $499.0 million in the year ended December 31, 2009 from $324.1 million in the year ended December 31, 2008. The increase was associated with the overall increase in average loan balances in the year ended December 31, 2009.

Other income increased by $519.1 million, or 2,762.0%, from $18.8 million loss in the year ended December 31, 2008 to a $500.3 million gain in the year ended December 31, 2009. The increase was mainly due to the effect of the remeasurement of the contingent liability payments related to the Bluestone acquisition. The change in the fair value of our preferred shares during the post-acquisition period through December 31, 2009 resulted in a decrease of $494.2 million in the CVR contingent payment. For a more detailed description of the Bluestone acquisition see note 4(a) to our consolidated financial statements. Also in the year ended December 31, 2009, we recorded other income from gain on accounts payable with expired legal term and gain on forgiveness of fines and penalties of $3.8 million at Beloretsk Metallurgical Plant and Mechel Trading, as well as income from other sales in the amount of $15.0 million.

Foreign exchange loss decreased by $703.1 million, or 80.1%, to $174.3 million in the year ended December 31, 2009 from $877.4 million in the year ended December 31, 2008. This foreign exchange loss was primarily attributable to losses from revaluation of the U.S. dollar denominated syndicated loan arrangement for refinancing of the Yakutugol acquisition and the Oriel acquisition. The decrease in foreign exchange losses was due to the strengthening of the ruble exchange rate as of December 31, 2009 in comparison with December 31, 2008.

Income tax expense

Income tax expense decreased by $100.0 million, or 84.1%, to $18.9 million in the year ended December 31, 2009 from $118.9 million in the year ended December 31, 2008, due to a decrease in operating income. Our effective tax rate increased to 19.8% from 8.8%. The increase in effective tax rate was mainly due to the fact that in the year ended December 31, 2008, income from a decrease in statutory tax rates in Russia and Kazakhstan in the amount of $341.1 million was recognized. The gain resulting from the remeasurement of the contingent liability payment related to the Bluestone acquisition in the amount of $494.2 million was recorded as a non-taxable gain and, therefore, it had no effect on the amount of income tax expenses.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests decreased by $86.2 million, or 97.1%, to $2.6 million in the year ended December 31, 2009 from $88.8 million in the year ended December 31, 2008. The net income attributable to non-controlling interests in 2009 consisted of the share of non-controlling shareholders in the net income of Kuzbass Power Sales Company of $2.6 million, of Southern Urals Nickel Plant of $0.4 million, of Korshunov Mining Plant of $2.8 million, of Urals Stampings Plant of $2.2 million and of Mechel-Mining of $8.3 million. These items were partially offset by income from share in losses of Mechel Targoviste of $5.2 million, Mechel Campia Turzii of $5.5 million, of Izhstal of $1.6 million and of Southern Kuzbass Coal Company of $1.7 million.

Net income attributable to shareholders of Mechel

For the reasons set forth above, net income attributable to our shareholders decreased by $1,066.8 million, or 93.5%, to $73.7 million in the year ended December 31, 2009 from $1,140.5 million in the year ended December 31, 2008.

Net (loss) income attributable to common shareholders of Mechel

Net income attributable to our common shareholders decreased by $1,079.7 million, or 94.7%, to $60.8 million loss in the year ended December 31, 2009 from $1,140.5 million income in the year ended December 31, 2008 due to the payment of dividends on preferred shares of $134.5 million in the year ended December 31, 2009.

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

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments:

	Year Ended December 31,
Net Revenues by Segment	2008	2007
	(In thousands of U.S. dollars, except percentages)

Mining segment
To third parties	3,333,406	1,372,508
To ferroalloys segment	11,271	12,051
To power segment	27,695	11,272
To steel segment	659,595	575,138

Total	4,031,967	1,970,969

Steel segment
To third parties	5,495,139	4,306,875
To ferroalloys segment	96,752	79,135
To power segment	174,814	22,509
To mining segment	7,014	5,973

Total	5,773,719	4,414,492

Ferroalloys segment
To third parties	434,017	501,143
To steel segment	150,614	135,513

Total	584,631	636,656

Power segment
To third parties	688,143	503,316
To steel segment	257,368	38,587
To ferroalloys segment	29,468	26,225
To mining segment	53,131	30,387

Total	1,028,110	598,515

Eliminations	1,467,722	936,790

Consolidated revenues	9,950,705	6,683,842

% from mining segment	33.5%	20.5%
% from steel segment	55.2%	64.4%
% from ferroalloys segment	4.4%	7.5%
% from power segment	6.9%	7.6%

Mining segment

Our total mining segment sales increased by $2,061.0 million, or 104.6%, to $4,032.0 million in the year ended December 31, 2008 from $1,971.0 million in the year ended December 31, 2007.

Coking coal concentrate sales to third parties increased by $1,238.0 million, or 198.7%, to $1,860.9 million in the year ended December 31, 2008 from $622.9 million in the year ended December 31, 2007 as a result of an increase in sales prices of $995.6 million and an increase in sales volumes of $242.4 million. The sales price increase was due to the sharp increase in international coking coal prices through the second quarter of 2008, when the premium hard coking coal price rose more than 300% to $300 per tonne. The volume of coking coal concentrate sold to third parties increased by 2,342 thousand tonnes, or 38.9%, to 8,360 thousand tonnes in the year ended December 31, 2008 from 6,018 thousand tonnes in the year ended

December 31, 2007. The increase in sales volumes during the period was principally due to the consolidation of Yakutugol in our consolidated financial statements for full year 2008 as compared to three months in 2007. If Yakutugol’s results of operations are excluded, our coking coal volumes sold in the year ended December 31, 2008 would have decreased by 9.7% due to Southern Kuzbass Coal Company’s decrease in production volumes. Pursuant to a directive from the FAS dated August 14, 2008, we entered into long-term coking coal supply contracts with some of our major domestic customers. These new contracts provide for the supply of coking coal concentrate under a fixed price based on the price of premium hard coking coal under one-year contracts under FOB terms from Australian ports, excluding the costs of transshipment and rail transportation with the application of a coefficient representing the quality of the coal concentrate. See “Item 4. Information on the Company — Mining Segment — Marketing and distribution — Domestic sales.” Previously, the delivery terms for most of our major domestic customers provided for sale at spot market prices.

Coking coal concentrate supplied to our steel segment increased by $87.9 million, or 21.6%, to $495.8 million in the year ended December 31, 2008 from $407.9 million in the year ended December 31, 2007. Of this increase, $219.7 million was due to an increase in sales prices that was partially offset by a decrease in sales volumes of $131.8 million. The decrease in sales volumes was due to the shift in purchases of coking coal by Mechel-Coke and Moscow Coke and Gas Plant from external suppliers, as we focused on exports of coking coal due favorable market conditions in the first three quarters of 2008, which resulted in approximately 45.3% of our coking coal sales volume coming from exports in 2008. The decrease in sales volumes was also due to a decrease in coke and pig iron production in the fourth quarter of 2008 due to reduced demand for steel products caused by the global financial crisis.

Steam coal and steam coal concentrate sales to third parties increased by $488.7 million, or 112.0%, to $925.0 million in the year ended December 31, 2008 from $436.3 million in the year ended December 31, 2007, where $409.4 million of the increase was due to an increase in sales prices and $79.3 million was due to an increase in sales volumes. The increase in sales volumes during the period was principally due to the consolidation of Yakutugol in our consolidated financial statements for full year 2008 as compared to three months in 2007. If Yakutugol’s results of operations are excluded, our steam coal volumes sold in 2008 would have decreased by 17.5%, the net effect of an increase in the volume of steam coal supplied to the power segment and a decrease in export demand in the fourth quarter of 2008. Export prices for steam coal and steam coal concentrate rose sharply in the second quarter of 2008 as a result of increasing demand, especially in Asia, and limited supply growth from major exporting countries. Russian prices increased due to growing production costs and global steam coal price increases.

Sales of steam coal supplied to the power and ferroalloys segments increased by $31.4 million, or 169.7%, to $49.9 million in the year ended December 31, 2008 from $18.5 million in the year ended December 31, 2007, as a result of an increase in sales prices of $9.3 million and an increase in sales volumes of $22.1 million. The increase in sales volumes was due to the consolidation of Southern Kuzbass Power Plant in our consolidated financial statements for full year 2008 as compared to nine month in 2007, as well as by an increase in electricity sales by Mechel-Energo, to which co-generation units from Chelyabinsk Metallurgical Plant and Southern Kuzbass Coal Company were transferred in the first quarter of 2008.

Sales of iron ore to third parties increased by $125.8 million, or 58.9%, to $339.4 million in the year ended December 31, 2008 from $213.6 million in the year ended December 31, 2007 as a result of an increase in sales prices of $93.7 million and an increase in sales volumes of $32.1 million. The sales price increase was due to stable iron ore demand growth and limited supply in the first half of 2008, especially in Asia. The sales volume increase was due to our increased iron ore export deliveries to China.

Supplies of iron ore by our mining segment to our steel segment decreased by $4.2 million, or 2.7%, to $148.9 million in the year ended December 31, 2008 from $153.1 million in the year ended December 31, 2007 as a result of a decrease in sales volumes of $22.8 million partially offset by an increase in sales prices of $18.6 million. The decrease in sales volumes was due to the shift in purchases of iron ore by Chelyabinsk Metallurgical Plant from external suppliers, as we focused on exports of iron ore due the favorable market conditions in the first three quarters of 2008. The decrease in sales volumes was also due to the decrease in pig iron production in the fourth quarter of 2008 due to reduced demand for steel products caused by the global financial crisis.

Excluding intersegment sales, export sales were 60.6% of mining segment sales in the year ended December 31, 2008, compared to 40.2% in the year ended December 31, 2007. The increase in the proportion of our export sales was due to the higher export volumes of coking coal, steam coal and iron ore due to higher sales prices on export markets. The average steam coal sales export price on FCA basis in 2008 was $102.7 per tonne in comparison with $43.9 per tonne for Russian sales on FCA basis. The average coking coal export price on FCA basis in 2008 was $221.2 per tonne in comparison with $179.4 per tonne for Russian sales on FCA basis. The average iron ore export price on FCA basis in 2008 was $108.6 per tonne in comparison with $86.6 per tonne for Russian sales on FCA basis.

Steel segment

Our steel segment revenues increased by $1,359.2 million, or 30.8%, to $5,773.7 million in the year ended December 31, 2008 from $4,414.5 million in the year ended December 31, 2007.

Coke sales increased by $128.7 million, or 51.7%, to $377.5 million in the year ended December 31, 2008 from $248.8 million in the year ended December 31, 2007 as a result of an increase in sales prices of $172.6 million partially offset by a decrease in sales volumes of $43.9 million. The increase in sales prices was due to an increase in the price of coking coal which is the key raw material in the production of coke. The decrease in sales volumes was in line with weakened demand in the second half of 2008 due to the global financial crisis.

Rebar sales increased by $615.7 million, or 60.5%, to $1,632.8 million in the year ended December 31, 2008 from $1,017.1 million in the year ended December 31, 2007 as a result of an increase in sales prices of $475.6 million and an increase in sales volumes of $140.1 million. The increase in sales prices was due to an increase in prices of raw materials used in steelmaking and were supported by strong demand in first nine months of 2009. The increase in sales volumes was due to the acquisition of Ductil Steel in April 2008.

Wire-rod sales increased by $50.2 million, or 26.4%, to $240.3 million in the year ended December 31, 2008 from $190.1 million in the year ended December 31, 2007 as a result of an increase in sales prices of $61.8 million offset by a decrease in sales volumes of $11.6 million. The increase in sales prices was due to an increase in the prices of raw materials used in steelmaking. The decrease in sales volumes was due to a shift in our product mix towards high value-added products produced from wire-rod.

Low alloyed engineering steel sales increased by $172.0 million, or 40.3%, to $598.3 million in the year ended December 31, 2008 from $426.3 million in the year ended December 31, 2007, as a result of an increase in sales prices of $167.5 and an increase in sales volumes of $4.5 million. The increase in sales prices was due to an increase in the prices of raw materials used in steelmaking. The increase in sales volumes was due to demand growth in the first three quarters of 2008.

Carbon and low-alloyed forgings sales increased by $20.3 million, or 23.4%, to $107.2 million in the year ended December 31, 2008 from $86.9 million in the year ended December 31, 2007, as a result of an increase in sales prices of $13.7 million and an increase in sales volumes of $6.6 million. The increase in sales prices was due to an increase in the prices of raw materials used in steelmaking. The increase in sales volumes was due to strong demand in export markets in the first half of 2008.

Stampings sales increased by $34.7 million, or 17.2%, to $236.1 million in the year ended December 31, 2008 from $201.4 million in the year ended December 31, 2007 as a result of an increase in sales prices of $56.1 million partially offset by an increase in sales volumes of $21.5 million. The increase in sales prices due to an increase in the prices of raw materials used in steelmaking. The decrease in sales volumes was due to the demand slump in the fourth quarter of 2008.

Wire sales increased by $225.7 million, or 54.5%, to $640.2 million in the year ended December 31, 2008 from $414.5 million in the year ended December 31, 2007 as a result of an increase in sales prices of $190.7 million and an increase in sales volumes of $35.0 million. The increase in sales prices was due to an increase in the prices of raw materials used in steelmaking. The increase in sales volumes was due to the acquisition of Ductil Steel in April 2008 and a shift in our product mix towards high value-added products such as wire.

Excluding intersegment sales, export sales comprised 25.4% of steel segment sales in the year ended December 31, 2008, compared to 31.5% in the year ended December 31, 2007. The decrease in the proportion of our export sales was mostly due to favorable Russian pricing and robust Russian steel consumption growth which exceeded the Russian steel industry’s production volume increases.

Ferroalloys segment

Nickel sales to third parties decreased by $187.6 million, or 40.0%, to $281.3 million in the year ended December 31, 2008 from $468.9 million in the year ended December 31, 2007, mainly as a result of a decrease in sales prices of $183.6 million. Average sales prices decreased by $14,126.9 from $35,775.2 per tonne in 2007 to $21,648.3 per tonne in 2008.

Nickel supplies to the steel segment decreased by $36.6 million, or 29.1%, to $89.2 million in the year ended December 31, 2008 from $125.8 million in the year ended December 31, 2007, mostly due to a decrease in sales prices.

Ferrosilicon sales to third parties increased by $50.3 million, or 173.4%, to $79.3 million in the year ended December 31, 2008 from $29.0 million in the year ended December 31, 2007, mainly as a result of an increase in sales prices of $22.6 million and an increase in sales volumes of $27.7 million. The increase in sales volumes was due to the consolidation of Bratsk Ferroalloy Plant in our consolidated financial statements for full year 2008 as compared to five months in 2007. The increase in sales prices was due to an increase in international ferrosilicon prices in the first half of 2008.

Ferrosilicoan supplies to our steel segment increased by $29.8 million, or 307.2%, to $39.5 million in the year ended December 31, 2008 from $9.7 million in the year ended December 31, 2007, as a result of an increase in sales prices of $11.1 million and an increase in sales volumes of $18.7 million. The increase in sales volumes was due to the consolidation of Bratsk Ferroalloy Plant in our consolidated financial statements for full year 2008 as compared to five months in 2007.

Chrome sales to third parties were $68.2 million in the year ended December 31, 2008 compared to nil in the year ended December 31, 2007, as a result of our acquisition of Tikhvin Ferroalloy Plant in April 2008.

Chrome supplies to the steel segment were $21.9 million in the year ended December 31, 2008 compared to nil in the year ended December 31, 2007, as a result of our acquisition of Tikhvin Ferroalloy Plant in April 2008.

Excluding intersegment sales, export sales were 76.8% of ferroalloys segment sales in the year ended December 31, 2008, compared to 93.7% in the year ended December 31, 2007. The decrease in the proportion of our export sales was due to the consolidation of Bratsk Ferroalloy Plant in our consolidated financial statements commencing in August 2007, because Bratsk Ferroalloy Plant’s export sales are a small proportion of its overall sales, with Russian sales representing 92.0% of its overall sales in the year ended December 31, 2008.

Power segment

Our power segment revenues increased by $429.6 million, or 71.8%, to $1,028.1 million in the year ended December 31, 2008 from $598.5 million in the year ended December 31, 2007. The increase in energy segment revenues is mostly due to the consolidation of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in our consolidated financial statements for full year 2008 as compared to nine and seven months of 2007, respectively.

Prior to our acquisition of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in April and June 2007, respectively, our power segment consisted of intersegment and third-party sales of electricity produced by co-generation units burning blast furnace gas and coal gas produced as a byproduct of industrial processes at our Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant, Southern Kuzbass Coal Company and Mechel-Coke.

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

The increase in the mining segment’s gross margin percentage was due to increases in coking coal, steam coal and iron ore sales prices both on export and Russian markets. At the same time, coking coal concentrate production cash costs per tonne at Southern Kuzbass Coal Company increased by 42.5% due to an increase in the prices of spare parts and fuel, an increase in heat prices following the transfer of co-generation units from Southern Kuzbass Coal Company to Mechel-Energo and an increase in payroll expenses due to salary indexation, as well as an increase in fixed costs per tonne due to a decrease in production volumes. Production cash costs of coking coal at Yakutugol decreased by 6.2% due to the implementation of a cost cutting strategy following our acquisition of Yakutugol in October 2008. The production cash costs of steam coal at Southern Kuzbass Coal Company increased by 17.4% for the same reasons as for the increase in production cash costs of coking coal and coking coal concentrate. The production cash costs of steam coal at Yakutugol decreased by 30.4% for the same reasons as for coking coal and coking coal concentrate. Production cash costs of iron ore increased by 9.9% due to increases in electricity prices, production personnel wages and the prices of mining supplies used in iron ore production, such as spare parts, fuel and explosives.

Steel segment

Steel segment cost of goods sold increased by $844.9 million, or 25.0%, to $4,219.3 million in the year ended December 31, 2008 from $3,374.4 million in the year ended December 31, 2007. Steel segment cost of goods sold was 73.1% of the segment’s revenues in the year ended December 31, 2008, as compared to 76.4% in the year ended December 31, 2007, resulting in an increase in gross margin from 23.6% to 26.9%. The increase in the gross margin was due to an increase in sales prices, as well as a decrease in the price of nickel, a major raw material in stainless steel production.

Ferroalloys segment

Ferroalloys segment cost of goods sold increased by $317.5 million, or 125.1%, to $571.2 million in the year ended December 31, 2008 from $253.7 million in the year ended December 31, 2007. Ferroalloys segment cost of goods sold was 97.7% of the segment’s revenues in the year ended December 31, 2008, as compared to 39.9% in the year ended December 31, 2007, resulting in a decrease in gross margin from 60.1% to 2.3%. The decrease in gross margin was due to a decrease in nickel and chrome sales prices caused by growing coke prices, as coke is one of the major raw materials in nickel and chrome production, as well as due to a write-down of inventory to the market value and a provision for obsolete stock of $94.7 million.

Power segment

Power segment cost of goods sold increased by $320.9 million, or 81.6%, to $714.1 million in the year ended December 31, 2008 from $393.2 million in the year ended December 31, 2007. Power segment gross margin decreased from 34.3% in the year ended December 31, 2007 to 30.5% in the year ended December 31, 2008. The decrease in gross margin was due to an increase in steam coal sales prices, as steam coal is the major raw material in electricity production, which exceeded the growth in electricity sales prices.

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

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Selling and distribution expenses	678,070	16.8%	241,090	12.2%
Taxes other than income tax	60,450	1.5%	3,815	0.2%
Allowance for doubtful accounts	13,564	0.3%	(1,441)	(0.1)%
Accretion expense	2,530	0.1%	1,071	0.1%
Loss on write-off property, plant and equipment	796	0.0%	—	0.0%
General, administrative and other operating expenses	246,386	6.1%	146,480	7.4%

Total	1,001,796	24.8%	391,015	19.8%

Steel segment
Selling and distribution expenses	406,687	7.0%	194,855	4.4%
Taxes other than income tax	49,421	0.9%	71,243	1.6%
Loss on write off of property, plant and equipment	3,527	0.0%	—	0.0%
Accretion expense	2,792	0.0%	1,708	0.0%
Allowance for doubtful accounts	78,031	1.4%	3,602	0.1%
General, administrative and other operating expenses	243,478	4.2%	231,403	5.2%

Total	783,936	13.6%	502,811	11.4%

Ferroalloys segment
Selling and distribution expenses	10,185	1.7%	3,400	0.5%
Taxes other than income tax	3,437	0.6%	7,528	1.2%
Allowance for doubtful accounts	2,232	0.4%	2	0.0%
Accretion expense	591	0.1%	322	0.1%
General, administrative and other operating expenses	47,541	8.1%	21,572	3.4%

Total	63,986	10.9%	32,824	5.2%

Power segment
Selling and distribution expenses	254,047	24.7%	182,466	30.5%
Taxes other than income tax	3,282	0.3%	1,408	0.2%
Allowance for doubtful accounts	9,805	1.0%	(752)	(0.1)%
Accretion expense	165	0.0%	—	0.0%
General, administrative and other operating expenses	17,311	1.7%	9,613	1.6%

Total	284,610	27.7%	192,735	32.2%

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

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax increased by $56.6 million, or 1,484.4%, to $60.5 million in the year ended December 31, 2008 from $3.8 million in the year ended December 31, 2007. The increase was mainly due to the recognition of

$32.1 million in tax penalties and fines imposed by the FAS under antimonopoly legislation on Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol. In addition, prior period taxes were lower due to the reversal of a $25.7 million tax liability related to Korshunov Mining Plant in 2007 in respect of mineral extraction taxes and social taxes for prior periods. On December 18, 2007, the Supreme Arbitration Court of the Russian Federation issued an order in our favor that clarified an aspect of tax law that was previously uncertain, resulting in a reduction in our mineral extraction tax liability for the years 2003-2007.

Allowance for doubtful accounts increased by $15.0 million, to a $13.6 million expense in the year ended December 31, 2008 from income of $1.4 million in the year ended December 31, 2007, due to the increased exposure to losses on our accounts receivable because of the global financial crisis. In accordance with our accounting policy we provide for bad debts by applying specific rates to overdue accounts receivable of our companies depending on the history of cash collections and future expectations of conditions that might impact the collectability of accounts of each our companies. As in the fourth quarter of 2008 the overdue balances increased, the allowance also increased.

Loss on write-off of property, plant and equipment was $0.8 million compared to nil in the year ended December 31, 2007. This is due to the write-off of the construction-in-progress objects that are not planned for further use in production process at Southern Kuzbass Coal Company.

General, administrative and other expenses which consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overhead and other expenses, increased by $99.9 million, or 68.2%, to $246.4 million in the year ended December 31, 2008 from $146.5 million in the year ended December 31, 2007. The overall increase in general, administrative and other expenses was due to the consolidation of Yakutugol in the mining segment since October 2007. Salaries and related social taxes increased by $56.8 million, or 74.0%, to $133.6 million in the year ended December 31, 2008 from $76.7 million in the year ended December 31, 2007, mainly due to indexation of salary rates to inflation at our production companies and due to the consolidation of Yakutugol. Legal and consulting fees and insurance services increased by $4.5 million, or 42.9%, to $15.0 million in the year ended December 31, 2008 from $10.5 million in the year ended December 31, 2007, due to increases in consulting fees. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $19.8 million, or 123.4%, to $35.9 million in the year ended December 31, 2008 from $16.1 million in the year ended December 31, 2007, and depreciation increased by $5.7 million, or 119.8%, to $10.5 million in the year ended December 31, 2008 from $4.8 million in the year ended December 31, 2007, mainly due to the consolidation of Yakutugol. Social expenses decreased by $3.1 million, or 12.3%, to $22.3 million in the year ended December 31, 2008 from $25.4 million in the year ended December 31, 2007, mainly due to the depreciation of the ruble against the U.S. dollar. Other administrative and operating expenses increased by $16.2 million due to the consolidation of Yakutugol.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $211.8 million, or 108.7%, to $406.7 million in the year ended December 31, 2008 from $194.9 million in the year ended December 31, 2007 and increased as a percentage of steel segment revenues from 4.4% in the year ended December 31, 2007 to 7.0% in the year ended December 31, 2008. The increase was mainly due to an increase in the share of sales on delivery terms where transportation expenses are included in the final sales prices and therefore are incurred by the seller.

Taxes other than income tax decreased by $21.8 million, or 30.6%, to $49.4 million in the year ended December 31, 2008 from $71.2 million in the year ended December 31, 2007. As a percentage of segment revenues, these taxes decreased from 1.6% to 0.9%. Property and land taxes increased by $2.7 million, or 6.0%, to $47.5 million in the year ended December 31, 2008 from $44.8 million in the year ended December 31, 2007, due to an increase in the property tax base resulting from putting new fixed assets into operation. At the same time, in the year ended December 31, 2007, we incurred $10.1 million in tax penalties and fines as a result of prior period tax audits at our Chelyabinsk Metallurgical Plant. The remaining part of the decrease of $14.5 million was mainly due to a decrease in non-reimbursable VAT expenses at Chelyabinsk Metallurgical Plant and a tax expense accrued at Mechel Campia Turzii and Mechel Trading House.

Allowance for doubtful accounts increased by $74.4 million, or 2,066.7%, to $78.0 million in the year ended December 31, 2008 from $3.6 million in the year ended December 31, 2007, due to increased exposure to losses on our accounts receivable because of the global financial crisis. A substantial portion of such increase was attributable to several customers experiencing liquidity problems, the most significant of which were GAZ Group, Metalltrade OOO and, Stupinsk Metallurgical Company OAO.

Loss on write-off of property, plant and equipment was $3.5 million compared to nil in the year ended December 31, 2007. This amount relates to the write-off of the construction-in-progress objects that are not planned for further use in the production process at Chelyabinsk Metallurgical Plant.

General, administrative and other expenses increased by $12.1 million, or 5.2%, to $243.5 million in the year ended December 31, 2008 from $231.4 million in the year ended December 31, 2007, and decreased as a percentage of segment revenues from 5.2% in the year ended December 31, 2007, to 4.2% in the year ended December 31, 2008. Payroll and related social taxes decreased by $2.2 million, or 2.0%, to $109.0 million in the year ended December 31, 2008 from $111.2 million in the year ended December 31, 2007 due to reduced working hours at our companies in the last quarter of 2008. Social expenses (including pension obligations) decreased by $1.1 million, or 4.7%, to $22.2 million in the year ended December 31, 2008 from $23.3 million in the year ended December 31, 2007, mainly due to the depreciation of the ruble. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $0.9 million, or 2.6%, to $35.0 million in the year ended December 31, 2008 from $35.9 million in the year ended December 31, 2007, primarily due to the effect of cost cutting measures implemented at our companies. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services decreased by $1.2 million, or 6.5%, to $17.2 million in the year ended December 31, 2008 from $18.4 million in the year ended December 31, 2007, primarily due to an decrease in insurance expenses as a result of cost-cutting measures implemented at our companies. Other administrative and operating expenses increased by $17.5 million, or 41.1%, to $60.2 million in the year ended December 31, 2008 from $42.7 million in the year ended December 31, 2007, mainly due to acquisitions, and an overall increase of segment activities in the first half of 2008.

Ferroalloys segment

Selling and distribution expenses for our ferroalloys segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $6.8 million, or 200.0%, to $10.2 million in the year ended December 31, 2008 from $3.4 million in the year ended December 31, 2007, and increased as a percentage of segment revenues from 0.5% in the year ended December 31, 2007, to 1.7% in the year ended December 31, 2008.

Taxes other than income tax decreased by $4.1 million, or 54.7%, to $3.4 million in the year ended December 31, 2008 from $7.5 million in the year ended December 31, 2007, and decreased as a percentage of segment revenues from 1.2% in the year ended December 31, 2007 to 0.6% in the year ended December 31, 2008. The decrease in tax expenses is primarily due to the $2.1 million reduction in income tax accruals for 2005, 2006 and 2007 by Southern Urals Nickel Plant as a result of excluding gains from the forgiveness of tax fines and penalties from taxable profit. Property and land taxes increased by $1.9 million, or 65.5%; to $4.8 million in the year ended December 31, 2008 from $2.9 million in the year ended December 31, 2007, mostly due to the acquisitions of Oriel Resources and Bratsk Ferroalloy Plant.

Allowance for doubtful accounts increased to $2.2 million in the year ended December 31, 2008 from $2.0 thousand in the year ended December 31, 2007, due to the increased exposure to losses on our accounts receivable because of the global financial crisis.

General, administrative and other expenses increased by $25.9 million, or 120.0%, to $47.5 million in the year ended December 31, 2008 from $21.6 million in the year ended December 31, 2007, and increased as a percentage of segment revenues from 3.4% in the year ended December 31, 2007, to 8.1% in the year ended

December 31, 2008. The overall increase of general, administrative and other expenses in this segment was due to acquisitions.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by Kuzbass Power Sales Company for usage of the power grid, over which electricity is distributed to end consumers. These costs are incurred by all power distribution companies under agreements between such companies and the grid operator. These expenses increased by $71.5 million, or 39.2%, to $254.0 million in the year ended December 31, 2008 from $182.5 million in the year ended December 31, 2007 due to the consolidation of Kuzbass Power Sales Company in the power segment since June 2007. These costs decreased as a percentage of segment revenues because of an increase in electricity prices in 2008 in comparison with 2007 due to the ongoing liberalization of the Russian electricity market.

Taxes other than income tax increased by $1.9 million, or 135.7%, to $3.3 million in the year ended December 31, 2008 from $1.4 million in the year ended December 31, 2007. As a percentage of segment revenues, these taxes increased from 0.2% to 0.3%.

Allowance for doubtful accounts increased by $10.6 million, to a $9.8 million expense in the year ended December 31, 2008 from $0.8 million income in the year ended December 31, 2007, due to the increased exposure to losses on our accounts receivable because of the global financial crisis.

General, administrative and other expenses increased by $7.7 million, or 80.2%, to $17.3 million in the year ended December 31, 2008 from $9.6 million in the year ended December 31, 2007, and increased as a percentage of segment revenues from 1.6% in the year ended December 31, 2007 to 1.7% in the year ended December 31, 2008. The overall increase in general, administrative and other expenses in this segment was due to acquisitions.

Operating income

Operating income increased by $1,158.7 million, or 82.9%, to $2,556.3 million in the year ended December 31, 2008 from $1,397.6 million in the year ended December 31, 2007. Operating income as a percentage of consolidated revenues increased to 25.7% in the year ended December 31, 2008 from 20.9% in the year ended December 31, 2007, mainly due to the increase in gross margin resulting from sales prices increases in the steel and mining segments in the first half of 2008. However, this effect was partially offset by the losses incurred by our steel and ferroalloys segments in the fourth quarter of 2008 due to the global financial crisis.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2008		December 31, 2007
		% of Segment		% of Segment
Operating Income by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment	1,800,540	44.7%	571,469	29.0%
Steel segment	770,439	13.3%	537,261	12.2%
Ferroalloys segment	(50,517)	(0.9)%	350,107	55.0%
Power segment	29,406	2.9%	12,627	2.1%
Elimination of intersegment unrealized (profit) loss(1)	6,401		(73,871)

Consolidated operating income	2,556,269		1,397,593

(1)	Our management evaluates performance of our segments before the effect of elimination of unrealized profit in inventory balances of steel and ferroalloy segments that was generated by the mining, steel and ferroalloys segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, the effect of which is presented separately. The significant decrease of intersegment unrealized profit adjustment in the year ended December 31, 2008 in comparison with the year ended December 31, 2007 is explained by the sharp decrease of gross margin of our mining and ferroalloys segments in the 4th quarter 2008 following the global financial crisis.

Mining segment

Mining segment operating income increased by $1,229.0 million, or 215.1%, to $1,800.5 million in the year ended December 31, 2008 from $571.5 million in the year ended December 31, 2007. Operating margin percentage increased to 44.7% in the year ended December 31, 2008 from 29.0% in the year ended December 31, 2007, mainly due to the consolidation of Yakutugol in the mining segment since October 2007 as well as an increase in coking coal, steam coal and iron ore sales prices in the first half of 2008.

Steel segment

Steel segment operating income increased by $233.1 million, or 43.4%, to $770.4 million in the year ended December 31, 2008 from $537.3 million in the year ended December 31, 2007. Operating margin percentage increased to 13.3% in the year ended December 31, 2008 from 12.2% in the year ended December 31, 2007 due to the increase in gross profit following an increase in sales prices in the first half of 2008.

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

Power segment

Power segment operating income increased by $16.8 million, or 133.3%, to $29.4 million in the year ended December 31, 2008 from $12.6 million in the year ended December 31, 2007. Operating margin percentage increased to 2.9% from 2.1% due to the decrease in the share of selling and distribution expenses primarily consisting of electricity transmission costs incurred by Kuzbass Power Sales Company.

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

Income from equity investees was $0.7 million compared to $8.0 thousand in the year ended December 31, 2007 and consists of our share of the income of our equity investments such as Toplofikatsia Rousse and Southern Kuzbass Coal Company offset by losses on equity investments such as Mechel Energy AG.

Interest income decreased by $0.7 million, or 5.7%, to $11.6 million in the year ended December 31, 2008 from $12.3 million in the year ended December 31, 2007. The decrease was due to a reduction in income from deposits held by our Russian and foreign subsidiaries in various banks following a decrease in such deposits.

Interest expense increased by $225.1 million, or 227.4%, to $324.1 million in the year ended December 31, 2008 from $99.0 million in the year ended December 31, 2007. The increase was associated with the overall increase of average loan balances in 2008, especially the syndicated loan related to the Yakutugol acquisition and the loan for the Oriel Resources acquisition. See “— Liquidity and Capital Resources — Description of Certain Indebtedness.”

Other income decreased by $38.6 million, or 195.0%, from $19.8 million income in the year ended December 31, 2007 to a $18.8 million loss in the year ended December 31, 2008. The decrease was due to equity contributions to pension fund Penfosib made by a number of our companies in 2008 which do not meet the definition of an asset, totaling $17.5 million. In addition, in the year ended December 31, 2007, we recorded other income gain due to the release of an accounting provision in respect of a $10.7 million tax liability relating to our Korshunov Mining Plant, as well as income from the release of prior-period tax provisions for Mechel International Holdings AG in the amount of $9.3 million.

Foreign exchange loss increased by $932.1 million, or 1,704.0%, to a $877.4 million loss in the year ended December 31, 2008 from a $54.7 million gain in the year ended December 31, 2007. This foreign exchange loss was primarily attributable to losses from the revaluation of the U.S. dollar-denominated syndicated loan related to acquisition of Yakutugol and the loan for the acquisition of Oriel Resources.

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

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests of subsidiaries decreased by $27.4 million, or 23.6%, to $88.8 million in the year ended December 31, 2008 from $116.2 million in the year ended December 31, 2007. The net income attributable to non-controlling interests of our subsidiaries in 2008 consisted of the share of non-controlling shareholders in the net income of Southern Kuzbass Coal Company of $25.1 million, of Korshunov Mining Plant of $26.6 million, of Tomusinsk Open Pit Mine of $12.9 million, of Chelyabinsk Metallurgical Plant of $7.3 million, of Beloretsk Metallurgical Plant of $3.0 million, of Mechel Targoviste of $3.7 million, of Urals Stampings Plant of $2.5 million, of ferroalloys segment companies of $2.3 million and of power segment companies of $2.2 million.

Net income attributable to shareholders of Mechel

For the reasons set forth above, net income attributable to our shareholders increased by $227.5 million, or 24.9%, to $1,140.5 million in the year ended December 31, 2008 from $913.0 million in the year ended December 31, 2007.

Liquidity and Capital Resources

Capital requirements

We expect that our principal capital requirements in the near future will be financing the working capital needs of our business and for funding the following: capital expenditures, repayment of maturing debt, acquisitions and payment of dividends on preferred shares.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects which we view as key to carrying out our business strategy. We may undertake other projects assigned a lower priority under our current capital investment plans if sources of long-term financing can be secured on favorable terms. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2010-2012, we expect our capital expenditures on our metals production facilities to total approximately $1,135.9 million, approximately 95.65% of which will be in 2010-2011 and approximately 4.35% in 2012. We intend to direct approximately $1,560.9 million for the construction of a rail branch line to the Elga coal deposit and the development of the Elga coal deposit during the period from 2010 to 2012. We intend to finance our capital investments with cash flow from operations and external financing sources attracted for specific projects.

We continue to consider acquisitions as one of our major growth strategies. Historically, funding of acquisitions has come from cash flows from existing operations and external financing sources.

Our total outstanding debt as of December 31, 2009 was $5,997.5 million. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2009, we paid dividends for 2008 in an amount equal to $208.1 million, out of which $134.5 million was paid on preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

Capital resources

Historically, our major sources of cash have been cash generated from operations and bank loans and ruble bonds, and we expect these sources will continue to be our principal sources of cash in the future. We may also raise cash through equity and debt financings in international capital markets. For financing of our capital investment program we have also relied on financings secured by foreign export credit agency guarantees. We do not use off-balance sheet financing arrangements.

The table below summarises our cash flows for the periods indicated.

	Year ended December 31
	2009	2008	2007
	(In thousands of U.S. dollars)
Net cash provided by operations	561,669	2,229,941	904,969
Net cash used in investing activities	(709,931)	(3,249,737)	(3,408,088)
Net cash provided by financing activities	375,434	1,247,623	2,547,503

Net cash provided by operating activities was $561.7 million, $2,229.9 million and $905.0 million in the years ended December 31, 2009, 2008 and 2007, respectively. The operating cash inflows were derived from payments received from sales of our mining, steel, ferroalloys and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

We define net working capital as changes in accounts receivable, inventories, trade payables, advances received, accrued taxes and other liabilities, settlements with related parties, current assets and liabilities of discontinued operations, deferred revenue and cost of inventory in transit, prepayments to non-state pension funds, unrecognized income tax benefits and other current assets.

Our working capital increased by $3,059.1 million, or 85%, to a working capital deficit of $537.1 million as of December 31, 2009 from a $3,596.3 million working capital deficit as of December 31, 2008. The increase in working capital was primarily due to a decrease in current liabilities of $3,321.0 million attributable to short term debt. Our net working capital deficit was $610.3 million in 2009, reflecting primarily:

•	a decrease in accounts receivable of $97.3 million primarily explained by an improved cash collection in our steel segment due to a decrease in the number of customers experiencing liquidity problems in 2009 as compared to 2008.

•	a decrease in inventories of $481.3 million due to a significant decrease of finished goods and raw materials held in stock at the warehouses of Southern Kuzbass Coal Company, Chelyabinsk Metallurgical Plant, Mechel Carbon AG, Mechel Campia Turzii and Mechel Trading as of December 31, 2009. The main reason for the change in the stock level was the decrease in customer demand across all our segments;

•	an increase in advances received of $30.5 million due to an increase in the number of customers working on a prepayment basis both in export and domestic markets;

•	a decrease in accounts payable of $100.1 million due to an overall decrease in purchase volumes and purchase prices across all our segments in the year ended December 31, 2009 because of the global financial crisis;

•	an increase in accrued taxes and other liabilities of $38.5 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2009;

•	a decrease in other current assets of $131.3 million primary due to a decrease of VAT and income tax receivable at Chelyabinsk Metallurgical Plant, Mechel Trading House, Mechel Service, Voskhod-Oriel and Voskhod-Chrome caused by the losses incurred by these companies in the year ended December 31, 2009, which resulted in overpayment of taxes payable in advance in accordance with applicable tax requirements;

•	an increase in balances with related parties of $77.4 million primary due to activity with companies of Estar Group Companies; and

•	a decrease in deferred revenue and cost of inventory in transit, net of $10.5 million due to a decrease in nickel sales volumes and sales prices in the year ended December 31, 2009.

•	a decrease in advance payments to non-state pension funds of $7.5 million due to payments made by these funds on the individual pension accounts of the participants of pension programs.

We had a working capital deficit of $3,596.3 million as of December 31, 2008. The decrease in working capital from December 31, 2007 was primarily due to an increase in current liabilities of $4,014.3 million attributable to short-term debt, including current portion of long-term debt of $2,158.9 million with loan covenant violations, used to finance our acquisitions. Our net working capital requirements increased by $19.4 million, or 5.5%, to $369.4 million in the year ended December 31, 2008 from a $350.0 million net working capital requirements in the year ended December 31, 2007, reflecting:

•	an increase in accounts receivable of $140.5 million primarily due to an overall increase in sales revenues in 2008 and the expansion of our business across our segments. At the same time, a significant increase in allowance for doubtful accounts in 2008 was due to our increased exposure to losses on our accounts receivable because of the global financial crisis. A substantial portion of such increase was related to the fourth quarter and attributable to several customers experiencing liquidity problems. A significant decrease in coking coal sales prices led to a corresponding decrease in accounts receivable of our major subsidiaries in the mining segment;

•	an increase in inventories of $658.9 million due to a significant increase in the stock of finished goods held at Mechel-Service, Mechel Carbon and Mechel Trading warehouses as of December 31, 2008 due to a decrease in customer demand and our decision to reduce sales volumes due to unusually low prices;

•	a decrease in advances received of $6.2 million due to an overall decrease in sales through our domestic subsidiaries engaged in trading, which was partly offset by an increase in advances received from our export traders pursuant to our policy of promoting sales on a prepayment basis;

•	an increase in accounts payable of $594.6 million due to our management of working capital requirements by offsetting increased accounts receivable balances from customers. Following this policy we extended our payment period in contracts with suppliers of goods and services;

•	a decrease in accrued taxes and other liabilities of $8.4 million due to a reduction in taxes payable to budget and non-budget funds. Cost of goods sold increased across all segments in the year ended December 31, 2008, resulting in a decrease in the income tax base;

•	an increase in other current assets of $79.2 million due to an increase in tax prepayments, primarily related to corporate income taxes at Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company, Mechel Trading House, Mechel-Service and Yakutugol, which were partially offset by a decrease in Southern Urals Nickel Plant’s bank deposits as of December 31, 2007; and

•	an increase in settlements with related parties of $9.3 million due to an increase in trading activity with Toplofikatsia Rousse, which consumes steam coal from Southern Kuzbass Coal Company.

•	a decrease in advance payments to non-state pension funds of $4.3 million due to payments made by these funds on the individual pension accounts of the participants of pension programs.

Net cash used in investing activities was $709.9 million in the year ended December 31, 2009 and $3,249.7 million in the year ended December 31, 2008. Substantially all of the cash used for investing activities in the years ended December 31, 2009 and 2008 related to the acquisition of businesses, mineral licenses and property, plant and equipment. Expenditures related to the acquisition of businesses, equity method investments and non-controlling interests in our subsidiaries amounted to $11.5 million and $2,090.4 million in the years ended December 31, 2009 and 2008, respectively. Capital expenditures relating to purchases of property, plant and equipment and purchases of mineral licenses amounted to $612.7 million and $1,171.3 million in the years ended December 31, 2009 and 2008, respectively.

Net cash provided by financing activities was $375.4 million in the year ended December 31, 2009 and $1,247.6 million in the year ended December 31, 2008. We received short-term debt proceeds of $1,412.0 million and repaid short-term debt of $3,704.1 million in the year ended December 31, 2009, and received short-term debt proceeds of $5,593.5 million and repaid short-term debt of $3,856.1 million in the year ended December 31, 2008. In February 2009 we obtained a loan in the amount $1,000 million from Gazprombank. The loan is secured by 35% of the shares of Yakutugol and 35% of the shares of Southern Kuzbass Coal Company. In July 2009, we signed an agreement with the syndicate of banks to refinance the Oriel facility in the amount of $1,000 million. The facilities were used to repay the bridge facility obtained in April 2008 for the Oriel acquisition in the amount $1,500 million. The remaining amount of short-term debt proceeds for the period was from loan receipts obtained by our subsidiaries from various banks to finance operating activities. In 2009, we also paid dividends of $208.1 million, including dividends of $134.5 million on our preferred shares.

Net cash provided by financing activities was $1,247.6 million in the year ended December 31, 2008. We received short-term debt proceeds of $5,593.5 million and repaid short-term debt of $3,856.1 million in the year ended December 31, 2008. In April 2008, Mechel obtained a loan in the amount of $1,500.0 million to finance the acquisition of Oriel Resources. Chelyabinsk Metallurgical Plant and Mechel Trading House obtained credit lines from Gazprombank in the amount of $1,939.5 million to finance operating activities and repaid existing facilities in the amount of $1,930.7 million. During the year ended December 31, 2008, Southern Kuzbass Coal Company obtained a credit line from VTB (Kemerovo) of $346.0 million. The remaining amount of short-term debt proceeds for the period was from loan receipts obtained by our subsidiaries from various banks to finance operating activities. In 2008, we also paid dividends in the amount of $467.9 million.

Liquidity

We had cash and cash equivalents of $414.7 million as of December 31, 2009 and $254.8 million as of December 31, 2008. Our cash and cash equivalents were held in rubles (9.4% and 28.5% as of December 31, 2009 and December 31, 2008, respectively) and U.S. dollars (41.7% and 28.1% as of December 31, 2009 and December 31, 2008, respectively), euros (4.5% and 18.7% as of December 31, 2009 and December 31, 2008, respectively) and certain other currencies of the CIS and Eastern Europe.

As of December 31, 2009 and December 31, 2008, we had unused credit lines of approximately $491.4 million and $684.9 million, respectively, out of total available credit lines of $6,488.9 million and $6,054.2 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 14.7% and 7.4% as of December 31, 2009 and December 31, 2008, respectively.

The following table summarizes our liquidity as of December 31, 2009, 2008 and 2007.

	December 31,	December 31,	December 31,
Estimated Liquidity	2009	2008	2007
	(In millions of U.S. dollars)

Cash and cash equivalents	414.7	254.8	236.8
Amounts available under credit facilities	491.4	684.9	211.4

Total estimated liquidity	906.1	939.7	448.2

Short-term debt (short-term borrowings and current portion of long-term debt) decreased by $3,226.4 million, or 62.7%, to $1,923.0 million as of December 31, 2009 from $5,149.4 million as of December 31, 2008. This decrease was attributable to the restructuring of the VTB Bank facility in the amount of $510.5 million, as well as to the repayment and extension of short-term ruble-denominated, U.S. dollar-denominated and euro-denominated loans provided by Royal Bank of Scotland, VTB Bank, Gazprombank, BNP Paribas, Sberbank, Alfa Bank, Commerzbank and other banks to various subsidiaries. In addition, as of December 31, 2008 long-term debt in the amount of $1,563.6 million was classified as current portion due to our breach of covenants. These loans were re-classified according to their respective agreed repayment dates as of December 31, 2009.

Long-term debt net of current portion increased by $3,854.7 million, or 1753.6%, to $4,074.5 million as of December 31, 2009 from $219.8 million as of December 31, 2008. This increase was attributable to new financing received from a syndicate of banks under the new Oriel Resources and Yakutugol facility agreements, Gazprombank and various other banks as well as bond issuances. Long-term debt increased by $977.5 million because part of our loans which were re-classified to the short term portion in the year ended December 31, 2008 due to the breach of covenants, were shown in the long-term debt in accordance with their maturity dates as of December 31, 2009. The percentage of our outstanding debt with maturities within two to four years increased to 59.3% as of December 31, 2009 from 3.7% as of December 31, 2008.

Debt Financings in 2009 and Outlook for 2010

Background of the debt restructuring

As a result of the economic downturn and a sharp decline in demand and prices for our products starting from August 2008 and continuing into the first half of 2009, as well as due to a substantial increase in our total indebtedness in 2007 and early 2008 which was incurred mostly for the acquisition of Yakutugol in 2007 and Oriel Resources in 2008, we experienced a liquidity shortage in late 2008 and early 2009. We also breached various financial and non-financial covenants in our loan agreements at that time.

As of December 31, 2008, we had the following financial covenant violations related to the most significant loan agreements:

•	Yakutugol Facility Agreements. The Shareholder’s Equity to Net Borrowings ratio was 1:1.29 whereas the maximum permitted under the facility agreements was 1:1.15. The facilities were obtained from a syndicate of international banks in December 2007 in the total amount of $2.0 billion to refinance the acquisition of Yakutugol.

•	Oriel Resources Facility Agreement. The Shareholder’s Equity to Net Borrowings ratio was 1:1.29 whereas the maximum permitted under the facility agreement was 1:1.15. The facility was obtained from a syndicate of international banks in March 2008 in the amount of $1.5 billion to finance the acquisition of Oriel Resources.

At 31 December 2008, our total indebtedness was $5,369.2 million, with a short-term portion of $5,149.4 million, which included $4,233.8 million in loans with covenant violations out of which $1,563.6 million was long-term debt which was reclassified as short-term debt due to loan covenant violations. We had a working capital deficit of $3,596.3 million. Since we had significant debt that we did not have the ability to repay without refinancing or restructuring, and our ability to do so was dependent upon continued negotiations with our banks, there was substantial doubt about our ability to continue as a going concern as of June 1, 2009, the date of the issuance of our consolidated financial statements for the year ended December 31, 2008. We had cash and cash equivalents of $254.8 million at December 31, 2008.

Additional debt financings and debt restructuring in 2009

Starting in late 2008 and throughout 2009, we worked with Russian and international lenders to obtain additional debt financing and to restructure major loans in order to finance our operations, continue to make the minimum levels of capital investments in our business and meet scheduled debt payments. All our operating segments continued to be negatively impacted by the global economic slowdown through the first half of 2009, especially in Russia, which experienced an overall 7.9% decline in gross domestic product in 2009.

In late 2008 and early 2009, to address our liquidity shortage we obtained the following major loans from Russian state-owned banks:

•	Loan from VTB Bank. In November 2008, we obtained three one-year credit facilities in the total amount of 15 billion rubles ($510.5 million) from VTB Bank. The credit facilities were initially due to mature in November 2009 but, in December 2009, were extended until 2012. We fully drew on this facility to fund the operations of Yakutugol, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant.

•	Loan from Sberbank. In November 2008, we obtained a credit facility in the amount of 3.3 billion rubles ($112.3 million). The facility was initially due to mature in August 2009 but, in August 2009, was extended to August 2010. We fully drew on this facility to fund the operations of Chelyabinsk Metallurgical Plant.

•	Loan from Gazprombank. In February 2009, we obtained two credit facilities in the total amount of $1.0 billion from Gazprombank. The facility was initially repayable in quarterly installments starting in the first quarter of 2010 through the first quarter of 2012 but, in February 2010, the maturity of the facilities were extended to 2013-2015. We fully drew on this facility to partially repay the Yakutugol and Oriel Facility Agreements.

See “Description of Certain Indebtedness” for a summary description of the terms of these facilities.

In July 2009, we completed the restructuring and refinancing of our Oriel Resources and Yakutugol facilities with a syndicate of 27 international and Russian banks. Our principal objective in negotiating the debt restructuring was to prolong loan repayments scheduled in year 2009 to year 2010 or later and reset the covenants in order to give us more time and flexibility to meet our debt obligations in anticipation of a recovery in commodity and steel prices. The loan agreements were modified as follows:

•	Yakutugol Facility Agreement. This facility agreement was refinanced in an amount equal to $1.6 billion at an interest rate of LIBOR+6%. The maturity of the loan was restructured to provide for equal monthly installments from September 2009 to December 2012.

•	Oriel Resources Facility Agreement. The facility agreement was refinanced in an amount equal to $1.0 billion at an interest rate of LIBOR+7%. The maturity of the loan was restructured to provide for equal monthly installments from July 2010 to December 2012.

See “Description of Certain Indebtedness” for a summary description of the terms of these facilities. In connection with the restructuring and refinancing of these facilities, various other modifications were made to the financial and non-financial covenants and the security package.

In September 2009, we obtained two credit facilities in the total amount of 9.0 billion rubles ($297.6 million) from Gazprombank. The facilities matures in March 2011. We fully drew on these facility to refinance the short-term debt of Chelyabinsk Metallurgical Plant and Mechel Trade House. See “Description of Certain Indebtedness” for a summary description of the terms of these facilities.

Through the course of 2009, we also placed three series of ruble bonds in the total principal amount of 15.0 billion rubles ($503.9 million). Two of these series in the total amount of 10.0 billion rubles had terms of 7-9 years and were placed specifically for the purpose of funding the construction of the Elga mining complex. The bonds of the first series were subscribed by Russian state-owned banks, whereas the second series was placed in the open market. The third series had a term of three years and its proceeds were used to repay more expensive debt. See “Russian bonds” for a summary description of the terms of these bonds.

Results of operations and financial condition at end of 2009

The continuing weakness in the demand and prices for our products through the first half of 2009 negatively impacted all our segments. For the year ended December 31, 2009 we had operating income of $245.6 million, as compared to $2,556.3 million for the year ended December 31, 2008. Net cash provided by operating activities was $561.7 million for the year ended December 31, 2009, as compared to $2,229.9 million for the year ended December 31, 2008. Capital expenditures for the year ended December 31, 2009 were $612.7 million. Dividends paid in the year ended December 31, 2009 were $208.1 million.

At 31 December 2009, our total indebtedness was $5,997.5 million, an increase of $628.3 million from December 31, 2008. Short-term portion of our total indebtedness was $1,923.0 million as of December 31, 2009, as compared to $5,149.4 million as of December 31, 2008. Working capital deficit improved to $537.1 million at December 31, 2009, as compared to $3,596.3 million as of December 31, 2008. Cash and cash equivalents at December 31, 2009 were $414.7 million, as compared to $254.8 million at December 31, 2008.

Covenant defaults

Our loan agreements contain a number of covenants and restrictions, which include, but are not limited to financial ratios, maximum amount of debt, minimum value of shareholder’s equity and cross-default provisions. The covenants also include, among other restrictions, limitations on (1) indebtedness of certain companies in the group, and (2) amounts that can be expended for new investments and acquisitions. Covenant breaches generally permit lenders to demand accelerated repayment of principal and interest.

As of December 31, 2009, we had breached a number of financial and non-financial covenants in various loan agreements but we received appropriate consents and covenant amendments from the banks and as of the date of the issuance of the consolidated financial statements for the year ended December 31, 2009 and the date of this document, we did not have any violations of the covenants which might lead to the demand for accelerated repayment of principal and interest under our various facility agreements. Specifically, we received consents and covenant amendments relating to breaches under the most significant long-term and short-term loan arrangements totaling $4,096.2 million as of December 31, 2009. See note 15 to our consolidated financial statements.

The most significant of these breaches were as follows:

•	“Net Borrowings,” as used in various debt agreements totaling $3,006.6 million, were limited to $5,500.0 million, while our actual Net Borrowings amounted to $5,677.5 million as of December 31, 2009. The covenant was amended to $5,750.0 million.

•	Yakutugol and Southern Kuzbass Coal Company did not reach the minimum level of export sales turnover to be routed through the lender’s bank account. This default related to the two credit facilities from Gazprombank in the total outstanding amount of $1,000.0 million as of December 31, 2009.

Outlook for 2010

Our objective is to ensure that the group meets its liquidity requirements, continues capital expenditures, repays borrowings as they fall due and continues as a going concern. To accomplish that we have continued to secure additional borrowing facilities and renew or refinance existing facilities as described above. In addition, we have experienced increasing price levels for our products in the later part of 2009 and early 2010 compared to the first half of 2009. Although there is no certainty that such experience will continue in the future, our plans for 2010 are based on a continuation of these improved price levels accompanied by an increase in demand for our products. On this basis we expect operating cash flows to provide an increased source of funds in 2010 to be available for capital expenditures and debt servicing.

To refinance debt falling due in 2010, we have initiated discussions with various banks and other lenders to obtain new long-term borrowing facilities as well as renewing or refinancing existing arrangements. We had unutilized committed credit facilities from financial institutions expiring after 2010 in the total amount of $328.5 million as of December 31, 2009. In addition, as disclosed in note 27 to our consolidated financial statements, during the period from January 1, 2010 through the date of authorization of issue of the consolidated financial statements, we received additional financing in the total amount of $437.4 million. As of date of this document, we have registered, but not yet issued, ruble bonds in an aggregate principal amount of 40 billion rubles ($1,372.8 million) with the Moscow Interbank Currency Exchange (MICEX). Under this program, in April 2010, we are placing a bond issue in the amount of 10 billion rubles ($343.2 million) of such registered bonds which should provide us with additional financing flexibility during 2010. We expect to continue to issue additional ruble bonds during 2010 and obtain bank borrowings to provide specific financing for capital projects.

We believe that cash generated from operations, current cash and short-term investments on hand, and borrowings under our credit facilities will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments in 2010. Furthermore we believe that we have sufficient flexibility in deferring our non-critical capital expenditures in case specific project financing is not obtained and in managing our working capital to provide further financial flexibility as needed. See note 2 to our consolidated financial statements.

Description of Certain Indebtedness

New Oriel Resources Facility Agreements

General

On July 10, 2009, we agreed with ABN AMRO Bank N.V, Bayerische Hypo-und Vereinsbank AG, BNP Paribas SA, Calyon, Commerzbank AG, Credit Europe Bank N.V. Malta Branch, Demir-Halk Bank (Nederland) N.V., Eurasian Financial Securities p.l.c., Fortis Bank (Nederland) N.V., Garantibank International N.V., Hillside Apex Fund Limited, ICICI Bank UK PLC, ING Bank N.V., JSC “Orgresbank”, NATIXIS London Branch and Raiffeisen Zentralbank Osterreich AG as original lenders and Commerzbank AG as facility agent, to refinance the $1.5 billion Oriel Resources Facility Agreement dated March 20, 2008 and to extend to our subsidiaries Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Southern Urals Nickel

Plant facilities in the aggregate amount of $1.0 billion. The three loan facility agreements executed by our subsidiaries are identical in all material aspects except for the respective loan amounts thereunder. The loan facility was made available to Chelyabinsk Metallurgical Plant in the amount of $300.0 million, to Southern Kuzbass Coal Company in the amount of $600.0 million and to Southern Urals Nickel Plant in the amount of $100.0 million.

The due date of each of the facilities is December 12, 2012.

Interest rate and interest period

Interest is payable at LIBOR or a fixed rate which may be agreed with the lenders, plus a margin of 7% per year. Margin is subject to adjustment with reference to certain of our consolidated financial ratios. Accrued interest is payable on the last day of each one month interest period. Additional accumulated interest in the amount of 1% per annum is also contributed to the lenders at the final maturity date. The lenders are also compensated for certain compliance costs.

Repayment and prepayments

The facilities are repayable in 30 equal monthly installments starting on July 12, 2010.

The borrowers may prepay the loan facilities at any time without any premium or penalty following five business days’ prior written notice to the facility agent, provided certain conditions are met.

An obligation to prepay a facility arises, inter alia, when: (1) a member of our group receives proceeds from the disposal of preferred shares held by such member to a person other than a member of our group, (2) dividends on preferred shares paid in any calendar year to the former owners of our Bluestone business exceed Bluestone cashflow for the same period, or (3) a member of our group receives proceeds from an IPO.

Guarantee

The borrowers’ obligations under the loan facility agreements are guaranteed by Mechel, Mechel-Mining, Mechel Finance, Yakutugol, Mechel Trading House, Mechel Trading, Mechel-Coke, and Oriel Resources.

Security

The borrowers’ obligation under the loan facility agreements are secured by a pledge of 13.6% of the common shares of Chelyabinsk Metallurgical Plant, a pledge of 13.6% of the common shares of Southern Kuzbass Coal Company and a pledge of 50%-1 of the common shares of Oriel Resources. The borrowers have also granted security over certain of their assets and equipment to secure their obligations.

Covenants and other matters

Under the facility agreements acquisitions by members of our group are permitted if such acquisitions in aggregate do not exceed $15.0 million for the period from utilization of the facility until December 31, 2009 and $25.0 million for 2010. The facility agreements permit: (1) capital expenditures incurred in respect of certain projects permitted under the facility agreements if such expenditures are financed from the proceeds of a facility aimed for financing capital expenditures and permitted under the facility agreements, or if they are incurred with the prior consent of the facility agent, (2) any other capital expenditures incurred or agreed to be incurred after July 12, 2010 if they are financed from the proceeds of a facility aimed for financing capital expenditures and permitted under the facility agreements and the then ratio of our consolidated net borrowings to EBITDA is no more than 3.0:1.0, or if such expenditures are financed by excess cashflow which is not required to be repaid under the facility agreement, and (3) maintenance or mandatory capital expenditures if their aggregate amount does not exceed $150.0 million in 2010, $160.0 million in 2011 and $140.0 million in 2012. Facilities (incurred in any form of financial instrument) aimed for financing capital expenditures are permitted under the facility agreements if such facilities are aimed at: (1) financing projects permitted under the facility agreements and (i) have a term not less than five years, (ii) have certain security thereunder and (iii) their material terms are notified to the facility agent, or (2) financing other projects incurred after July 12, 2010 and (i) provide for no payments thereunder while any amounts are outstanding under either the new Oriel Resources facility agreements or the new Yakutugol facility agreements, or (ii) have a term less than two years and the aggregate amount of all such facilities is equal or less than $50.0 million. The facility agreements permit dividends if: (1) declared before June 1, 2010 or paid before July 12, 2010 and in aggregate not exceeding $75.0 million (excluding dividends on preferred shares, but including dividends on common shares payable for 2008), and (2) declared after June 1, 2010, if the ratio of our consolidated net borrowings to EBITDA is no more than 3.0:1.0 or if such dividends are funded from excess cashflow not subject to prepayment under the facility agreements, and (3) paid on preferred shares.

Any disposal of or security over preferred shares held by a member of our group is subject to prior consent of the facility agent. Proceeds from the disposal of preferred shares held by Skyblock or other member of our group are to be transferred to Mechel or another obligor under the facility agreements.

Under the facility agreements Mechel must ensure that: the ratio of its consolidated net borrowings to EBITDA does not exceed 5.0:1.0 in 2010 and 3.0:1.0 in 2011 and thereafter, and the ratio of its EBITDA to consolidated interest expenses does not fall below 2:1 in 2010 and below 4:1 in 2011 and thereafter and that the aggregate net borrowings of our group does not exceed $5.75 billion up to and including December 31, 2009. The borrowers shall ensure that their aggregate financial indebtedness does not exceed $4.1 billion at all times. The facility agreements also contain negative pledge provisions which prohibits, subject to certain exceptions, us or any of our subsidiaries from creating or allowing to exist any mortgage, pledge, lien, charge, assignment, hypothecation or any other arrangement having a similar effect in relation to our secured assets.

The loan facility agreements also contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The facility agreements are governed by English law.

New Yakutugol Facility Agreements

General

On July 10, 2009, we agreed with ABN AMRO Bank N.V, Bayerische Landesbank, BNP Paribas SA, Calyon, Commerzbank AG, Fortis Bank (Nederland) N.V., ING Bank N.V., JSC “Orgresbank”, NATIXIS, DZBank AG, Erste Groupe Bank AG, HSBC Bank PLC, HSH Nordbank AG, Intesa Sanpaolo Bank Ireland, JSC “Bank Societe Generale Vostok”, Caterpillar Financial Services, Sumitomo Matsui, Societe Generale SA, KBC Bank, Landesbank, NATIXI Bank (ZAO), RABOBANK, and Raiffeisenlandesbank Oberosterreich as original lenders and Commerzbank AG as facility agent, to amend and restate our $2.0 billion Yakutugol Facility Agreement dated December 10, 2007. The total new commitments of our subsidiaries Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Southern Urals Nickel Plant amount to approximately $1.6 billion. The three loan facility agreements executed by our subsidiaries are identical in all material aspects except for the respective loan amounts thereunder. The loan facility was made available on July 10, 2009 to Chelyabinsk Metallurgical Plant in the amount of $1.1 billion, to Southern Kuzbass Coal Company in the amount of $393.0 million and to Southern Urals Nickel Plant in the amount of $126.0 million.

The due date of each of the facilities is December 12, 2012.

Interest rate and interest period

Interest is payable at LIBOR or a fixed rate which may be agreed with the lenders, plus a margin of 6% per year. The margin is subject to adjustment with reference to certain of our consolidated financial ratios. Accrued interest is payable on the last day of each one month interest period. Additional accumulated interest in the amount 1% per annum is also contributed to the lenders at the final maturity date. The lenders are also compensated for certain compliance costs.

Repayment and prepayments

The facility is repayable in 40 monthly installments starting on September 14, 2009, all of them in equal amounts, except the first one which equalled one fourteenth of the principal amount.

The borrowers may prepay the loan facilities at any time without any premium or penalty following five business days’ prior written notice being given to the facility agent provided certain conditions are met.

The obligation to prepay the facility arises, inter alia, when: (1) a member of our group receives proceeds from the disposal of preferred shares held by such member to a person other than a member of our group, (2) dividends on preferred shares paid in any calendar year to the former owners of our Bluestone business exceed Bluestone cashflow for the same period, or (3) a member of our group receives proceeds from an IPO.

Guarantee

The borrowers’ obligations under the loan facility agreements are guaranteed by Mechel, Mechel-Mining, Mechel Finance, Yakutugol, Mechel Trading House, Mechel Trading, Mechel-Coke, and Oriel Resources.

Security

The borrowers’ obligation under the loan facility agreements are secured by a pledge of 21.4% of the common shares of Chelyabinsk Metallurgical Plant, a pledge of 21.4% of the common shares of Southern Kuzbass Coal Company, a pledge of 50%-1 of the common shares in Yakutugol and a secondary pledge of 50%-1 of the common shares of Oriel Resources. The borrowers have also granted security over certain of their assets and equipment to secure their obligations.

Covenants and other matters

The main covenants of this facility agreement are identical to the covenants of the new Oriel Resources facility agreements described above.

The facility agreements are governed by Russian law.

Amended Credit Facility Agreements for Yakutugol, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant from VTB Bank

In November 2009, our subsidiaries Yakutugol, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant each entered into agreements amending the one-year credit facility agreements executed with VTB Bank in November 2008 for the total amount of 15 billion rubles. Set out below are the amended terms and covenants of the facility agreements.

Interest rate and interest period

The interest rate was increased to 14% per annum for Chelyabinsk Metallurgical Plant and to 14.6% for Yakutugol and Southern Kuzbass Coal Company. VTB Bank is no longer required to give ten days’ prior notice before it unilaterally increases the interest rate in accordance with the terms of the agreements. Any new interest rate becomes effective from the month following the month when VTB Bank has informed the borrowers of the new rate.

Pursuant to the amendments, if we fail to meet certain ratios specified in the agreement, the interest rate will increase to 14.86% for Chelyabinsk Metallurgical Plant and to 16.24% for Yakutugol and Southern Kuzbass Coal Company until we achieve the required ratios.

Repayment and prepayment

The terms of the facilities were extended until November 25, 2012 for Southern Kuzbass Coal Company and until November 26, 2012 for Chelyabinsk Metallurgical Plant and Yakutugol. Each of the facilities is to be repaid in six equal monthly tranches starting on June 27, 2012.

The new premium for prepayment equals 0.8% of the prepayment amount if more than 3/4 of the term of the credit facility has elapsed, 1.0% of the prepayment amount if more than 1/4 but less than 3/4 of the term of the credit facility has elapsed, and 1.45% of the prepayment amount if less than 1/4 of the term of the credit facility has elapsed.

Covenants and other matters

Certain of the financial covenants provided under the facility agreements were amended. Pursuant to the amendments each borrower must provide for an aggregate turnover of accounts with the creditor in an amount proportionate to the share of the borrowings from the lender in its total credit portfolio (with the exception of the new Oriel Resources and Yakutugol facilities).

The borrowers must obtain preliminary written approval from the lender to: (1) acquire stocks in amounts exceeding 10% of the borrower’s balance sheet assets value, (2) borrow from or provide guarantees to parties outside our group (if aggregate net borrowings of our group exceed $5.5 billion, otherwise notification to the creditor will suffice), (3) lend moneys, except to affiliates, (4) dispose of assets in amounts equal to or exceeding 5% of the borrower’s balance sheet assets value, (5) perform any other transactions if they amount to or exceed 40% of the borrower’s balance sheet assets value (except for export revenue pledges under the new Oriel Resources and Yakutugol facilities), (6) perform a reorganization or merger outside our group, (7) pay dividends, (8) cause dilution of the pledged stocks, and (9) change its core business.

Under the amended agreements, borrowers must ensure that the ratio of our consolidated net borrowings to EBITDA does not exceed 5:1 in 2010 and 3:1 in 2011 and the ratio of our EBITDA to consolidated interest expenses does not fall below 2:1 in 2010 and 4:1 in 2011.

On equal offer terms, the lender is entitled to perform as lead manager or financial consultant for any public offer of common shares or securities convertible into common shares of the borrower or any offer of debt instruments conducted by the borrowers, as well as at any disposal of assets or stocks of the borrowers’ subsidiaries. In addition, the lender is entitled to service, at market terms, the export/import transactions of the borrowers.

Security

The obligations of Yakutugol and Southern Kuzbass Coal Company are secured by 25% +1 shares in Southern Urals Nickel Plant and 20% shares in Moscow Coke and Gas Plant, as well as by guarantees from Mechel Finance and Oriel Resources. The aggregate value of the pledged assets and equipment of Yakutugol and Southern Kuzbass Coal Company must be not less than 3 billion rubles.

The facility agreements are governed by English law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

On February 6, 2009, our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into separate credit facility agreements with Gazprombank for a total amount of $1.0 billion. In accordance with their terms, the credit facilities can be used for finance and operating activities, including financing affiliates and credit repayments. We used the advances under the facilities mainly for partial repayment of the original Oriel Resources and Yakutugol facilities prior to their refinancing. The two credit facility agreements are identical in all material aspects except for the respective loan amounts thereunder: the credit facility was made available to Yakutugol in the amount of $550.0 million and to Southern Kuzbass Coal Company in the amount of $450.0 million. The loans were fully drawn in the first quarter of 2009. On February 24, 2010, the terms of the facility agreements were extended.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 14% to 9% per annum. Gazprombank may unilaterally, having provided 30 days prior notice, increase the interest rate if, inter alia, the CBR’s refinance rate increases.

Repayment and prepayments

Each of the facilities is to be repaid not later than February 6, 2015. Repayment is to be made in equal amounts on a quarterly basis by way of direct debit from the borrowers’ accounts with the lender starting from the first quarter of 2013.

The borrowers may prepay the loans issued within the credit facilities in full or in part after February 24, 2011. Prepayment is free from any premium or penalty, subject to the borrowers providing 30 days prior notice to the lender.

Covenants and other matters

Under the amended agreements, the borrowers must ensure that the ratio of our consolidated net borrowings to EBITDA does not exceed 5:1 in 2010 and 3:1 in 2011 and the ratio of our EBITDA to consolidated interest expenses does not fall below 2:1 in 2010 and 4:1 in 2011.

The facility agreements require the borrowers to comply with certain covenants. Starting from the second quarter of 2009 and for the entire term of the facility agreements, the borrowers must provide for 50% of their aggregate export currency receivables to be transferred to their accounts with the lender.

Initially the facility was secured by a pledge of 35% of the common shares of Yakutugol and Southern Kuzbass Coal Company, but in February 2010, terms of the facility were amended and the borrowers’ obligations are currently secured by a pledge of 25%+1 of the common shares of Yakutugol and Southern Kuzbass Coal Company. The number of pledged shares can be increased to 35% if we fail to comply with financial covenants.

The lender is entitled to unilaterally demand prepayment under the facility agreements if, inter alia, the financial situation of the borrowers deteriorates, including a situation where a borrower faces third party monetary claims exceeding $30.0 million.

The facility agreements are governed by Russian law.

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from Gazprombank

General

On September 29, 2009 Chelyabinsk Metallurgical Plant entered into a credit facility agreement with Gazprombank for a total amount of 6.0 billion rubles. In accordance with its terms, the credit facility cannot be used to: (1) repay any other borrowings from Gazprombank, (2) acquire or repay promissory notes issued by a party other than Gazprombank, (3) lend funds to third parties or pay for their debts, or (4) acquire or dispose of stocks. Subject to prior written consent from Gazprombank, the credit facility can be used to finance the borrower’s affiliates and to repay lenders other than Gazprombank. The loan has been fully drawn.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 15.5% to 10.6% per annum. Gazprombank may unilaterally and at its sole discretion, subject to the provision of five days prior notice, increase the interest rate, if, inter alia, the CBR’s base rate increases.

Repayment and prepayments

Each advance is extended for a period of up to 450 days. The facility is to be repaid not later than March 23, 2011.

The borrower may prepay the loans issued within the credit facilities in full or in part free from any premium or penalty, subject to the provision of two days prior notice to the lender.

Covenants and other matters

The lender is entitled to unilaterally demand prepayment under the facility agreement if, inter alia, in the Tender’s opinion, the financial situation of the borrower deteriorates to a state jeopardizing its performance under the facility agreement, including a situation where debtors of the borrower default on their obligations in an aggregate amount exceeding 9% of the borrower’s balance sheet assets.

The facility agreement is governed by Russian law.

Credit Facility Agreement for Mechel Trading House from Gazprombank

General

On September 30, 2009, our subsidiary Mechel Trading House entered into a credit facility agreement with Gazprombank for a total amount of 3.0 billion rubles. In accordance with its terms, the credit facility cannot be used to: (1) repay any other borrowings from Gazprombank, (2) acquire or repay promissory notes issued by a party other than Gazprombank, (3) lend funds to third parties or pay for their debts, or (4) acquire or dispose of stocks. Subject to the receipt of prior written consent from Gazprombank, the credit facility can be used to finance the borrower’s affiliates and repay lenders other than Gazprombank. The loan has been fully drawn.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 14.5% to 9.8% per annum. Gazprombank may unilaterally at its sole discretion, subject to the provision of five days prior notice to the borrowers, increase the interest rate, if, inter alia, the CBR’s base rate increases.

Repayment and prepayments

Each advance is extended for a period of up to 180 days. The facility is to be repaid not later than March 24, 2011.

The borrower may prepay the loans issued within the credit facility in full, or in part free from any premium or penalty, subject to the provision of two days prior notice to the lender.

Covenants and other matters

The facility agreement requires the borrower to comply with certain covenants. Starting from November 2009 and for the entire term of the facility agreement the borrower must provide for 80% of its aggregate sales proceeds to be transferred to its accounts with the lender.

The borrower’s obligations are secured by a guarantee from Mechel.

The creditor is entitled to unilaterally demand prepayment under the facility agreement if, inter alia, in the creditor’s opinion, the financial situation of the borrower deteriorates to a state jeopardizing its performance under the facility agreement, including a situation where debtors of the borrower default on their obligations in an aggregate amount exceeding 10% of the borrower’s balance sheet assets.

The facility agreement is governed by Russian law.

Credit Facility Agreements for Chelyabinsk Metallurgical Plant from Sberbank

Facility Agreement for 3.3 billion rubles

General

On August 19, 2009, Chelyabinsk Metallurgical Plant entered into a credit facility agreement with Sberbank for the total amount of 3.3 billion rubles as an extension of a previous credit facility agreement executed on November 11, 2008, which became due on August 21, 2009. In accordance with its terms, the credit facility can be used for finance and operating activities. The loan has been fully drawn.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 15.25%-15.75% to 10.5%-11.5% per annum. Starting from April 19, 2010, the rate will depend on the amount of receivables credited at accounts of Chelyabinsk Metallurgical Plant with Sberbank: the rate will amount to 11.5% if such receivables are up to 1.95 billion rubles or 10.5% if the receivables exceed 1.95 billion rubles. Sberbank may unilaterally, upon not less than 30 days’ prior notice, increase the interest rate upon the occurrence of certain events, if, inter alia, the CBR’s refinance rate increases.

Repayment and prepayments

The facility is to be repaid not later than August 18, 2010.

Covenants and other matters

The facility agreement requires that the ratio of our consolidated net borrowings to EBITDA does not exceed 5:1 as at January 1, 2010.

The borrower’s obligations are secured by a pledge of its equipment and fixed assets and by a guarantee provided by Mechel.

The creditor is entitled to unilaterally demand prepayment under the facility agreement and/or refuse further disbursements within the outstanding amount of the facility if, inter alia, the financial situation of the borrower deteriorates, including where a borrower faces third-party monetary claims which could interfere with the performance of its obligations under the facility agreement.

The facility agreement is governed by Russian law.

Facility Agreement for 3.5 billion rubles

General

On February 17, 2010, Chelyabinsk Metallurgical Plant entered into a credit facility agreement with Sberbank for the total amount of 3.5 billion rubles. In accordance with its terms, the credit facility can be used for finance and operating activities. The loan has been fully drawn.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 11.75%-12.25% to 10.5%-11.5% per annum. Starting from April 19, 2010, the rate will depend on the amount of receivables credited at accounts of Chelyabinsk Metallurgical Plant with Sberbank: the rate will amount to 11.5% if such receivables are up to 1.95 billion rubles or 10.5% if the receivables exceed 1.95 billion rubles. Sberbank may unilaterally, upon not less than 30 days’ prior notice, increase the interest rate upon the occurrence of certain events, if, inter alia, the CBR’s refinance rate increases.

Repayment and prepayments

The facility is to be repaid not later than February 15, 2011.

Covenants and other matters

The facility agreement requires the borrower to comply with certain covenants. Starting from March 1, 2010 and for the entire term of the facility agreement the monthly turnover of funds through the borrower’s accounts with Sberbank must be not less than 3.3 billion rubles. The ratio of our consolidated net borrowings to EBITDA must not exceed 5:1 in 2010 and 3:1 as at April 1, 2011 and until the end of the term of the agreement, the ratio of our EBITDA to consolidated interest expenses must not fall below 2:1 in 2010 and 4:1 from the first quarter of 2011, and the aggregate net assets of our group must not be less than $3 billion during the term of the facility agreement.

The borrower’s obligations are secured by a pledge of its equipment and fixed assets and by a guarantee provided by Mechel.

The creditor is entitled to unilaterally demand prepayment under the facility agreement and/or refuse further disbursements within the outstanding amount of the facility if, among other events, the financial situation of the borrower deteriorates, including where a borrower faces third-party monetary claims which could interfere with the performance of its obligations under the facility agreement.

The facility agreement is governed by Russian law.

Credit Facility Agreement for Mechel Trading from Alfa Bank OAO

General

On March 11, 2010, our subsidiary Mechel Trading entered into a framework credit facility agreement with Alfa Bank pursuant to which Alfa Bank agreed to provide U.S. dollar denominated loans to Mechel Trading until February 29, 2012 and on terms agreed between the parties in separate addenda to this agreement.

On March 11, 2010, the parties executed an addendum for a $100.0 million loan to be extended to Mechel Trading to finance its operating activity. The loan has been fully drawn.

Interest rate and interest period

Interest is paid on a monthly basis at a fixed rate of 8% per annum. Alfa Bank is not entitled to change the interest rate agreed under the addendum.

Repayment and prepayments

The loan is to be repaid on September 11, 2010. The borrower may prepay the loan not earlier than five days before the repayment date.

Covenants and other matters

The borrower’s obligations are secured by a guarantee provided by Mechel.

The creditor is entitled to unilaterally demand prepayment under the facility agreement and/or refuse further disbursements within the outstanding amount of the facility if, among other events, the creditor reasonably believes that the borrower faces a circumstance preventing it from servicing the loan.

The facility agreement is governed by Russian law.

Russian bonds

On June 21, 2006, we placed 5,000,000 series 02 non-convertible interest-bearing bonds with a nominal value of 1,000.0 rubles each. The bonds are registered with FSFM and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Mechel Trading House. The bonds are due on June 12, 2013. The bondholders have an option to demand repayment of the bonds at par value starting June 21, 2010. The bonds bear a coupon to be paid quarterly. The interest rate for the first eight coupons was set at 8.4% per annum. We set the interest rate for the following six at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds before each such coupon period starts. Bondholders are also entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay any coupon on any of our Russian bonds for more than 7 days or fail to repay the principal on any of our Russian bonds for more than 30 days, or when we default on or are required to redeem any of our Russian bonds. We are also entitled to redeem the bonds in three years.

On July 30, 2009, we placed 5,000,000 series 04 non-convertible interest-bearing bonds registered by FFMS admitted to trading and listed at MICEX. The bonds have a nominal value of 1,000.0 rubles each and are secured by a guarantee from Yakutugol. The bonds are due on July 21, 2016. The bondholders have an option to demand repayment of the bonds at par value commencing on July 30, 2012. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 19% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds before each such coupon period starts. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand repurchase of the bonds. Bondholders are also entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our Russian bonds for more than 7 days or fail to repay the principal on any of our Russian bonds for more than 30 days, or when we default on or are required to redeem any of our Russian bonds. We are also entitled to redeem the bonds in three years. The proceeds of the bond were used to fund the construction of the Elga mining complex.

On October 20, 2009, we placed 5,000,000 series 05 non-convertible interest-bearing bonds with a nominal value of 1,000.0 rubles each. The bonds are registered with FSFM and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The bonds are due on October 9, 2018. The bondholders have an option to demand repayment of the bonds at par value commencing on October 18, 2012. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 12.5% per annum, we will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we buy back the bonds before each such coupon period starts. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand repurchase of the bonds. Bondholders are also entitled to demand early redemption of the bonds in same cases as described above with respect to series 04 bonds. We are also entitled to redeem the bonds in three years. The proceeds of the bond were used to fund the construction of the Elga mining complex.

On November 13, 2009, we placed 5,000,000 non-convertible interest-bearing exchange bonds, with a nominal value 1,000.0 rubles each, admitted to trading at MICEX. The exchange bonds are due on November 9, 2012. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first four coupons was set at 12.5%, and we will be entitled to determine the interest rate for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we buy back the bonds. The bondholders have an option to demand repayment of the bonds at par value commencing on November 11, 2011. Bondholders are also entitled to demand early prepayment of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We can also redeem the bonds at our discretion. We are using the proceeds of the bond to optimize our credit portfolio by repaying in part the more expensive credit facilities we incurred earlier.

On March 16, 2010, we placed 5,000,000 non-convertible interest-bearing exchange bonds, with a nominal value 1,000.0 rubles each, admitted to trading at MICEX. The exchange bonds are due on March 12, 2013. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for all six coupons was set at 9.75%. Bondholders are entitled to demand early prepayment of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We can also redeem the bonds at our discretion. We intend to use the proceeds of the bond to optimize our credit portfolio by repaying more expensive short-term secured bank loans.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2009.

		Payments due by Period
Contractual Obligations and		Less Than			More Than
Commercial Commitments	Total	1 Year	2-3 Years	4-5 Years	5 Years
	(In thousands of U.S. dollars)

Short-Term Borrowings and Current Portion of Long-Term Debt(1)	1,923,049	1,923,049	—	—	—
Long-Term Debt Obligations, Net of Current Portion(1)	4,074,458	—	2,595,143	960,736	518,579
Operating Lease Obligations	201,349	9,554	14,726	13,762	163,307
Purchase Obligations(2)	84,833	84,833
Restructured Taxes Payable	—	—	—	—	—
Asset Retirement Obligations(3)	59,695	5,772	9,120	9,897	34,906
Pension and Post Retirement Benefits(4)(5)	183,989	31,717	27,519	31,732	93,021
Short-term Finance Lease Obligations	35,965	35,965	—	—	—
Long-term Finance Lease Obligations	58,694	—	48,081	10,221	392
Contingent payment for Bluestone acquisition	20,369	—	—	20,369	—
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(6)	4,417,494	3,508,876	877,775	16,923	13,920
Estimated interest expense(7)	2,072,920	506,627	1,008,626	557,667	—
Estimated average interest rate(7)	—	8.3%	8.4%	8.2%	—

Total Contractual Obligations and Commercial Commitments	13,132,815	6,106,393	4,580,990	1,621,307	824,125

(1)	Does not include interest. Interest payable as of December 31, 2009 amounted to $21.0 million and $25.6 million for Short-Term Borrowings and Current Portion of Long-Term Debt and Long-Term Debt Obligations, Net of Current Portion respectively. Interest payable is included in amount of $35.1 million in current period figures, and in amount of $11.5 million in non-current period figures. In the year ended December 31, 2009, our interest expense was $499.0 million and we paid out $383.4 million for interest, net of amounts capitalized.

(2)	Accounts payable for capital expenditures.

(3)	See note 17 to our consolidated financial statements.

(4)	See note 18 to our consolidated financial statements.

(5)	Includes $152.3 million pension and post-retirement benefits due in more than one year.

(6)	See note 26 to our consolidated financial statements.

(7)	Interest expense is estimated for a five-year period based on (1) estimated cashflows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

We have also guaranteed the fulfillment of obligations to third parties under various debt and lease agreements. The maximum potential amount of future payments under these guarantees as of December 31, 2009 amounted to $5,009.4 million, of which $5,005.7 million related to guarantees given by us for our subsidiaries.

Commitments for capital expenditures were $2,591 million as of December 31, 2009. This amount includes our contractual commitment related to the construction of a rail branch line to the Elga coal deposit, which we have undertaken pursuant to the terms of our subsoil license for the Elga coal deposit. The total amount of commitments for capital expenditures under this contract are estimated to be $1,215 million, including VAT, and are subject to adjustment. Capital commitments under this contract are expected to be fulfilled by December 2011, including the completion of the rail branch construction in 2010. This estimate of $1,215 million was derived from the amount of contractual obligations incurred pursuant to Yakutugol’s agreement for construction of the rail branch to the Elga coal deposit; this estimate is subject to change and does not include other capital expenditures that will be necessary to commence production in the Elga license area. For more information regarding capital expenditures related to development of the Elga license area, see “Item 4. Information on the Company — Mining Segment — Mineral reserves (coal, iron ore and limestone) — Coal.”

Inflation

Inflation in the Russian Federation was 8.8% in 2009, 13.3% in 2008 and 11.9% in 2007. Inflation has generally not had a material impact on our results of operations during the period under review in this section, primarily because in 2009 the effect of inflation was offset by the depreciation of the ruble and in 2008-2007 we were able to increase selling prices in line with increases in ruble-denominated costs due to robust demand for our products. However, we cannot guarantee that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

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

The accounting for business combinations under the purchase method is complicated and involves the use of significant judgment. Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock, the assumption of liabilities, or the contingent consideration. The assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date are measured at their fair values. Determining the fair values of the assets and liabilities acquired involves the use of judgment, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

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

Goodwill

Goodwill represents the excess of the consideration transferred plus the fair value of any non-controlling interests in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. For the acquisitions with the effective date before January 1, 2009, the excess of the fair value of net assets acquired over cost, called negative goodwill, was allocated to the acquired non-current assets, except for deferred taxes, if any, until they were reduced to zero. Since January 1, 2009, the excess of the fair value of net assets acquired over the fair value of consideration transferred, plus the fair value of any non-controlling interest should be recognized as a gain in consolidated statements of income and comprehensive income on the acquisition date. ASC 350 prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment.

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

As of December 31, 2009 and 2008, we reported goodwill of $894.4 million and $910.4 million, respectively. Based on the results of the impairment analysis of goodwill performed by us as of December 31, 2009, no impairment loss was recognized.

Non-controlling interest

Non-controlling interests in the net assets and net results of consolidated subsidiaries are shown under the “Non-controlling interests” and “Net income attributable to non-controlling interests” lines in the accompanying consolidated balance sheets and statements of income and comprehensive (loss) income, respectively. Losses attributable to our group and the non-controlling interests in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable our group and the non-controlling interests, are to be attributed to those interests. That is, the non-controlling interests continue to be attributed to its share of losses even if that attribution results in a deficit non-controlling interest balance.

Prior to our adoption of ASC 810 on January 1, 2009, we recognized 100% of losses for majority-owned subsidiaries that incur losses, after first reducing the related non-controlling interests’ balances to zero, unless minority shareholders were committed to fund the losses. Further, when a majority-owned subsidiary becomes profitable, we recognize 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, we recognize profits in accordance with the underlying ownership percentage.

Reporting and functional currencies

We have determined our reporting currency to be the U.S. dollar. The functional currencies for our Russian, Romanian, Kazakh and German subsidiaries are the Russian ruble, the Romanian lei, the Kazakh tenge and Euro, respectively. The U.S. dollar is the functional currency of our other international operations.

The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income. Our Russian, Romanian, Kazakh and German subsidiaries translate Russian rubles, leis, tenge and Euros into U.S. dollars using the current rate method as prescribed by FASB ASC 830, “Foreign Currency Matters”, (“ASC 830”) for all periods presented.

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

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with the requirements of ASC 805. In the reporting periods ending before January 1, 2009, for the purpose of determining the carrying amounts of the property, plant and equipment pertaining to interests of non-controlling shareholders in business combinations when less than a 100% interest is acquired, we used appraised fair values as of the acquisition dates in the absence of reliable and accurate historical cost bases for property, plant and equipment, which represented a departure from the U.S. GAAP effective before January 1, 2009. The portion of non-controlling interest not related to property, plant and equipment was determined based on the historical cost of those assets and liabilities.

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

We did not engage independent mining engineers to prepare or review the estimates of our proven and probable reserves as of December 31, 2009. Our proven and probable reserve estimates as of that date were made by our internal mining engineers, who considered and relied in part on assumptions previously reviewed and verified by independent mining engineers. In 2008, we established a policy, according to which we intend to engage independent mining engineers to review our proven and probable reserves at least once every three years unless circumstance or additional factors warrant an additional analysis. This policy does not change our approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers.

Our management evaluates our estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2009 and 2008, the carrying amount of our mineral licenses amounted to $5,133.1 million and $3,430.6 million, respectively.

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

Contributions to the Russian Pension Fund, together with other social contributions, are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 26% (applied to the portion of the annual gross salary below 280,000 rubles) to 2% (applied to the portion of annual gross salary exceeding 600,000 rubles) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian Pension Fund for the years ended December 31, 2009, 2008 and 2007 were $75.2 million, $102.8 million and $71.3 million, respectively.

In 2010, some changes were introduced to the Russian tax legislation. The UST will be replaced by direct insurance contributions to the following national extra-budgetary funds: contributions to the Russian Pension Fund will amount to 20% of the annual gross salary of each employee, contributions to the Fund of obligatory medical insurance will amount to 3.1%, and contributions to the Social Insurance Fund will amount to 2.9%. It is also expected that in 2011 the contribution to the Russian Pension Fund will be further increased to 26%.

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

Our U.S. subsidiaries adopted the FASB ASC 715, “Compensation-Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated post-retirement benefit obligation (“APBO”) was recognized at the acquisition of the U.S. subsidiaries on May 7, 2009. The APBO represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement disclosed in note 18 of our consolidated financial statements.

Pension and Post Retirement Benefit obligations and the results of sensitivity analysis of Pension and Post Retirement Benefit obligations as of December 31, 2009 are disclosed in the note 18 to our consolidated financial statements.

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

In the power segment, revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually carried out on a monthly basis, several days after each month end.

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

Other than for mineral licenses and other long-lived mining assets and processing plant and equipment, we record depreciation primarily using the straight-line method on a pro rata basis.

The following useful lives are used as a basis for recording depreciation:

Useful Economic
Lives Estimates,
Category of Asset	Years

Buildings	20-45
Land improvements	20-50
Operating machinery and equipment	7-30
Transportation equipment and vehicles	4-15
Tools, furniture, fixtures and other	4-8

The remaining useful economic lives of our property, plant and equipment are revised on an annual basis.

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

Development costs are capitalized beginning after proven and probable reserves are established. Costs of developing new underground mines are capitalized. Underground development costs, which are costs incurred to make the mineral physically accessible, include costs to prepare property for shafts, driving main entries for ventilation, haulage, personnel, construction of airshafts, roof protection and other facilities. At our surface mines, these costs include costs to further delineate the mineral deposits and initially expose the mineral deposits and construction costs for entry roads, and drilling. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for improvements are capitalized, while costs related to maintenance (turnarounds) are expensed as incurred. In addition, costs incurred to maintain current production capacity at a mine and exploration expenditures are charged to expenses as incurred. Stripping costs incurred during the production phase of a mine are expensed as incurred.

Mining assets and processing plant and equipment are those assets, including construction-in-progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (refer to note 3(k) of our consolidated financial statements), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date.

A decision to abandon, reduce or expand activity on a specific mine is based upon many factors, including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral licenses, and the likelihood that we will continue exploration of the mine. Based on the results at the conclusion of each phase of an exploration program, properties that are not economically feasible for production are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the companies owning such mineral rights.

Long-lived assets impairment, including definite-lived intangibles and goodwill

We follow the requirements of ASC 360 “Property, Plant and Equipment”, which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and ASC 350, “Intangibles-Goodwill and Other”, with respect to impairment of goodwill and intangibles. We review the carrying value of our long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by ASC 360 and ASC 350. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our internal engineers. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on our assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the impairment testing.

ASC 350 prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs that could potentially lead to the impairment, i.e., a significant decline in selling prices, production volumes or operating margins. Under ASC 350, goodwill is assessed for impairment by using the fair value based method. We determine fair value by utilizing discounted cash flows. The impairment test required by ASC 350 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level, at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

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

We performed an impairment analysis of long-lived assets, including definite-lived intangibles and goodwill at all our major subsidiaries as of December 31, 2009. Cash flow forecasts used in the test were based on the assumptions as of December 31, 2009. The forecasted period for our non-mining subsidiaries was assumed to be eight years to reach stabilized cash flows, and the value beyond the forecasted period was based on a terminal growth rate of 2.5%. For our mining subsidiaries the forecasted period was based on the remaining life of the mines. Cash flow projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2010-2017, which were used in cash flow projections, were as follows:

Region	2010	2011	2012	2013	2014	2015	2016	2017

Russia	10%	9%	8%	7%	6%	6%	6%	6%
United States	2%	3%	3%	3%	2%	2%	2%	2%
Europe	3%	2%	2%	2%	2%	2%	2%	2%
Romania	5%	4%	4%	4%	4%	4%	4%	4%
Bulgaria	5%	4%	4%	4%	4%	4%	4%	4%
Kazakhstan	10%	9%	8%	7%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flow projections we used similar discount rates for Russia, Eastern Europe, Kazakhstan assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2009 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2010	2011	2012	2013	2014	2015	2016	2017

Discount rate	14.92%	14.58%	13.76%	12.98%	12.24%	11.53%	10.86%	10.25%

Based on the results of the impairment analysis of long-lived assets, including our impairment analysis of definite-lived intangibles and goodwill performed for all major subsidiaries as of December 31, 2009, no impairment loss was recognized.

Based on the sensitivity analysis carried out as of December 31, 2009, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that we would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	a 2% point decrease in future planned revenues;

•	a 1% point increase in discount rates for each year within the forecasted period;

•	a 1% point decrease in cash flows growth rate after the forecasted period.

We believe that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

Finance lease

The cost of equipment acquired under the capital (finance) lease contracts is measured at the lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet at the measured amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review as described in note 3(n) to our consolidated financial statements. Capital lease liabilities are divided into long-term and current portions based on the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included into depreciation charge for the period.

Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. We review the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, we apply specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectability of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written-off against provision or charged off to operating expenses (if no provision was created in previous periods).

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

Costs of production in processed and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and allocation of fixed and variable production overheads. Raw materials are valued at a purchase cost inclusive of freight and other shipping costs.

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

As of December 31, 2009 and 2008, the write-down of inventories to their net realizable value was $70.7 million and $275.7 million, respectively. The most significant decrease in the write-down of inventories is attributable to the steel and ferroalloy segments in the amounts of $117.8 million and $74.4 million, respectively, caused by improved inventory management and lower volumes.

Income taxes

A provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force. We account for income taxes under the liability method in accordance with ASC 740, “Income Taxes” (formerly SFAS No. 109, “Accounting for Income Taxes”) and related interpretations. Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109” (“FIN No. 48”), later formally codified in ASC 740, “Income Taxes”. ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We accounted for $75.2 million, including interest and penalties for $19.3 million, as a cumulative adjustment of the adoption of ASC 740, to the January 1, 2007 retained earnings. Unrecognized income tax benefits of $17.2 million, including interest and penalties of $7.9 million, as of December 31, 2009 and $27.2 million, including interest and penalties of $8.7 million, as of December 31, 2008 were recognized by us in the accompanying consolidated balance sheets.

Taxes represent our provision for profit tax. During 2007-2008, income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 30% and 35% in Kazakhstan in 2008 and 2007, respectively, and at 40.5% in the United States. Our subsidiaries incorporated in Liechtenstein and the British Virgin Islands are exempt from profit tax. In November 2008, the tax legislation of Russia was amended to decrease Russian statutory income tax rate from 24% to 20% starting from January 1, 2009. Therefore, during 2009, income tax was calculated at 20% of taxable profit in Russia. In addition, in December 2008 and November 2009, the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009 to 2012, 17.5% in 2013 and 15% in 2014 and thereafter. The changes in income tax rates are effective from January 1 in each of the respective years.

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

Asset retirement obligations

We have numerous asset retirement obligations associated with our core business activities. We are required to perform these obligations under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general resources at the time of removal. Our asset retirement obligations primarily relate to mining and steel production facilities with related landfills and dump areas and mines. Our estimates of these obligations are based on current regulatory or license requirements, as well as forecasted dismantling and other related costs. Asset retirement obligations are calculated in accordance with the provisions of the ASC 410, “Asset Retirement and Environmental Obligations” (“ASC410”).

In order to calculate the amount of asset retirement obligations, the expected cash flows are discounted using an estimate of the credit-adjusted risk-free rate as required by ASC 410. The credit-adjusted risk-free rate is calculated as a weighted average of risk-free interest rates for Russian Federation bonds with maturity dates that coincide with the expected timing of when the asset retirement activities will be performed, adjusted for the effect of our credit standing. For our U.S. subsidiaries, the credit-adjusted risk-free rate is calculated as a weighted average of risk-free interest rates for U.S. treasury bonds with maturity dates that coincide with the expected timing of when the asset retirement activities will be performed, adjusted for the effect of our credit standing.

Shipping and handling costs

We classify all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $689.8 million, $842.5 million and $330.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2009, 2008 and 2007, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of the ASC 715. In accordance with ASC 715, we recognize actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2009 and 2008, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses. Accumulated other comprehensive (loss) income is comprised of the following components:

	December 31,	December 31,
	2009	2008
	(In millions of U.S. dollars)

Cumulative currency translation adjustment	(215.8)	100.2
Unrealized losses on available-for-sale securities	(5.8)	(0.6)
Pension adjustments	49.2	59.3

Total accumulated other comprehensive (loss) income	(172.4)	158.9

Stock-based compensation

We apply the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2009, 2008 and 2007, we did not enter in any employee stock-compensation arrangements.

Segment reporting

According to FASB ASC 280, “Segment Reporting” (“ASC 280”), segment reporting follows our internal organizational and reporting structure. Our operations are presented in four business segments as follows:

•	Mining segment, comprising production and sales of coal (coking and steam) and iron ore, which supplies raw materials to the steel, ferroalloy and power segments and also sells substantial amounts of raw materials to third parties;

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, hardware and coke products;

•	Ferroalloy segment, comprising production and sales of nickel, chrome and ferrosilicon, which supplies raw materials to the steel segment and also sells substantial amounts of raw materials to third parties.

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity, gas and heat power to the mining, steel and ferroalloy segments;

Financial instruments

The carrying amount of our financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2009 and 2008. For long-term borrowings, the difference between fair value and carrying value is shown in note 16 to our consolidated financial accounts. We have determined, using available market information and appropriate valuation methodologies, such as discounted cash flows, the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of our debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for us to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of our instruments. Therefore, such investments are recorded at cost.

Guarantees

In accordance with FASB ASC 460, “Guarantees” (“ASC 460”), the fair value of a guarantee is determined and recorded as a liability at the time when the guarantee is issued. The initial guarantee amount is subsequently re-measured to reflect the changes in the underlying liability. The expense or re-measurement adjustments are is included in the related line items of the consolidated statements of income and comprehensive (loss) income, based on the nature of the guarantee. When the likelihood of performing on a guarantee becomes probable, a liability is accrued, provided it is reasonably determinable on the basis of the facts and circumstances at that time.

Accounting for contingencies

Certain conditions may exist as of the date of these consolidated financial statements, which may further result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management makes an assessment of such contingent liabilities, which is based on assumptions and is a matter of opinion. In assessing loss contingencies relating to legal or tax proceedings that involve our or unasserted claims that may result in such proceedings, we, after consultation with legal or tax advisors, evaluate the perceived merits of any legal or tax proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a loss will be incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, we may disclose contingent liabilities or other uncertainties of an unusual nature which, in the judgment of management after consultation with its legal or tax counsel, may be of interest to shareholders or others.

Derivative instruments and hedging activities

We recognize our derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2009, 2008 and 2007, we did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument we hold is recognized currently in income. There were no significant gains or losses related to the change in the fair value of derivative instruments included in the net foreign exchange gain (loss) in the accompanying consolidated statements of income and comprehensive (loss) income for each of the three years in the period ended December 31, 2009. There were no foreign currency forward and options contracts outstanding as of December 31, 2009 and 2008.

Investments

We recognize all its debt and equity investments in accordance with FASB ASC 320, “Investments — Debt and Equity Securities” (“ASC 320”). At acquisition, we classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date we reassess appropriateness of the classification.

Held-to-maturity securities

Investments in debt securities that we have both the ability and the intent to hold to maturity are classified as held-to-maturity and measured at amortized cost in the consolidated financial statements.

Trading securities

Investments (debt or equity), which we intend to sell in the near term, and which are usually acquired as part of our established strategy to buy and sell, generating profits based on short-term price movements, are classified by us as trading securities. Changes in fair value of trading securities are recognized in earnings.

Available-for-sale securities

Investments (debt or equity), which are not classified as held-to-maturity or trading are classified as available-for-sale. Change in their fair value is reflected in other comprehensive income.

Recoverability of equity method and other investments

Our management periodically assesses the recoverability of its equity method and other investments. For investments in publicly traded entities, readily available quoted market prices are an indication of the fair value of the investments. For investments in non-publicly traded entities, if an identified event or change in circumstances requires an evaluation, management assesses their fair value based on valuation techniques including discounted cash flow estimates or sales proceeds, external appraisals and market prices of similar investments as appropriate.

Our management considers the assumptions that a hypothetical market place participant would use in his analysis of discounted cash flows models and estimates of sales proceeds. If an investment is considered to be impaired and the decline in value is other than temporary, we record an impairment loss.

Recently Issued Accounting Pronouncements

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) 2009-01 (“ASU 2009-01”). ASU 2009-01 was also issued as FASB Statement of Financial Accounting Standards (“SFAS”) 168. “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, is effective for financial statements issued after September 15, 2009. ASU 2009-01 requires that the FASB’s Accounting Standards Codification (“ASC”) become the single source of authoritative U.S. GAAP principles recognized by the FASB. We adopted ASU 2009-01 effective from July 1, 2009 and changed references to U.S. GAAP in our consolidated financial statements issued for the year 2009. The adoption of ASU 2009-01 did not have an impact on our consolidated financial position or results of operations.

Non-controlling Interests in Consolidated Financial Statements

On December 4, 2007, the FASB issued authoritative guidance that establishes accounting and reporting standards for non-controlling interests in partially-owned consolidated subsidiaries and the loss of control of subsidiaries. The most significant changes adopted by this of this guidance are the following:

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

This guidance is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. We adopted this guidance on January 1, 2009 and have made necessary changes to the presentation of non-controlling interests in our consolidated financial statements as of December 31, 2009 and for the year then ended. Comparative disclosures and accounts for the prior periods presented herein were also reclassified accordingly. As a result of the implementation of this guidance, $290.8 million and $300.5 million relating to non-controlling interests as of December 31, 2008 and 2007, respectively, have been reclassified from Non-controlling interests as a separate component of liabilities to Non-controlling interests within Equity. Acquisition of non-controlling interests in subsidiaries in the amount of $51.3 million and $2.4 million have been reclassified from Investing activities to Financing activities in our consolidated statement of cash flows for the years ended December 31, 2008 and 2007, respectively.

The aforementioned guidance is included in ASC 810.

Business Combinations

On December 4, 2007, the FASB issued authoritative guidance regarding business combinations which were subsequently amended in April 2009. The most significant changes require the acquirer to:

•	recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed and non-controlling interests in acquisitions of less than 100% controlling interests when the acquisition constitutes a change in control of the acquired entity;

•	measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

•	recognize contingent consideration arrangements at fair value at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

•	with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values;

•	capitalize in-process research and development assets acquired;

•	expense, as incurred, acquisition-related transaction costs;

•	capitalize acquisition-related restructuring costs only if the criteria in ASC 420 “Exit or Disposal Cost Obligations”, are met as of the acquisition date;

•	recognize changes in income tax valuation allowances and tax uncertainty accruals established in purchase accounting as adjustments to income tax expense (including those related to acquisitions before the adoption of this guidance);

•	push back any adjustments made to the preliminary purchase price allocation during the measurement period to the date of the acquisition;

•	determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

The guidance regarding business combinations is required to be adopted concurrently with the guidance related to non-controlling interests in consolidated financial statements and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We adopted the guidance regarding business combinations on January 1, 2009 and applied it to the acquisitions consummated during the year ended December 31, 2009.

The aforementioned guidance is included in ASC 805.

Fair Value Measurement

Effective January 1, 2008, we adopted authoritative guidance regarding fair value measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We elected one-year deferral of the effective date of the aforementioned guidance permitted for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). Following the one-year deferral, we adopted this guidance for non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis, such as assets and liabilities measured at fair value in a business combination; impaired property, plant and equipment; intangible assets and goodwill; and initial recognition of asset retirement obligations. In the year ended December 31, 2009, we did not have any impairment of goodwill or intangible assets. We applied the fair value measurement concept of the aforementioned guidance to the estimate of the Bluestone purchase price allocation to the acquired non-financial assets and liabilities and estimation of contingent consideration.

In October 2008, the FASB issued authoritative guidance regarding determining the fair value of a financial asset when the market for that asset is not active, to clarify the application of previously issued guidance in inactive markets for financial assets. This guidance became effective upon issuance. The adoption did not have a material effect on our financial position and results of operations.

The aforementioned guidance is included in ASC 820.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued authoritative guidance regarding recognition and presentation of other-than-temporary impairments. This guidance amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Among other things this guidance replaced the previous requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary, with a requirement that an entity conclude it does not intend to sell an impaired security and it is not more likely than not it will be required to sell the security before the recovery of its amortized cost basis. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on our financial position and results of operations.

The aforementioned guidance is included in ASC 320.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued authoritative guidance regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This is additional guidance for estimating fair value in accordance with the FASB ASC 820, “Fair Value Measurements and Disclosures” (“ACS 820”), when the volume and level of activity for the asset or liability have significantly decreased. This guidance also includes guidance on identifying circumstances that indicate a transaction is not orderly. It reaffirms the objective of fair value measurement to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual reporting periods ending after

June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on our financial position and results of operations.

The aforementioned guidance is included in ASC 820.

Subsequent Events

In May 2009, the FASB issued authoritative guidance regarding subsequent events, which establishes general standards of accounting for, and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance is effective for financial statements issued for the fiscal years and interim periods ending after June 15, 2009. We adopted the aforementioned guidance starting from the consolidated financial statements for the year ended December 31, 2009 and evaluated subsequent events through the date the consolidated financial statements were issued.

The aforementioned guidance is included in ASC 855, “Subsequent Events” (“ASC 855”).

Variable Interest Entities

In June 2009, the FASB issued authoritative guidance, which amends the consolidation guidance that applies to variable interest entities (“VIEs”). An enterprise will need to reconsider its previous conclusions, including: (1) whether an entity is a VIE, (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. The aforementioned guidance is effective as of January 1, 2010. Early adoption is prohibited. We are currently assessing whether the adoption of this guidance will have a material effect on our financial position and results of operations.

The aforementioned guidance is included in ASC 810.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures” (“ASU 2009-05”). ASU 2009-05 provided amendments to ASC Topic 820-10 “Fair Value Measurements and Disclosures-Overall”, for the fair value measurement of liabilities. The purpose of ASU 2009-05 is to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses either the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of ASC 820. This guidance is effective for the first reporting period beginning after its issuance. We are currently assessing whether the adoption of ASU 2009-05 will have a material effect on our consolidated financial position, results of operations or cash flows.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities

The FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”), which formally codifies FASB SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” that was issued in June 2009, into the FASB’s ASC. The objective of ASU 2009-17 is to improve financial reporting by companies involved with variable interest entities. ASU 2009-17 will require companies to perform an analysis to determine whether the company’s variable interest or interests give it a controlling financial interest in a variable interest entity. ASU 2009-17 is effective for financial statements issued for years beginning after November 15, 2009, and for interim periods within those years. We are currently assessing whether the adoption of ASU 2009-17 will have a material effect on our consolidated financial position, results of operations or cash flows.

Improving Disclosures about Fair Value Measurements

In February 2010, the FASB issued ASU 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), included in ASC 820. ASU 2010-6 changes the disclosure requirements for fair value measurements. Companies are now required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, whereas existing rules only require the disclosure of transfers in and out of Level 3. Additionally, in the rollforward of Level 3 activity, companies should present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis as is currently allowed. The update also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial position. Companies should also provide information about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring instruments classified as either Level 2 or Level 3. ASU 2010-06 has been effective since the first quarter of 2010 with prospective application, except for the new requirement related to the Level 3 rollforward. Gross presentation in the Level 3 rollforward is effective from the first quarter of 2011 with prospective application. We are currently assessing whether the adoption of ASU 2010-06 will have a material effect on our consolidated financial position, results of operations or cash flows.

Trend Information

Since the beginning of global financial crisis in the third quarter of 2008, world steel producers and miners effectively adjusted their production to the new level of demand. This prevented the market from huge oversupply, and reduced the depth and the length of the fall in market prices and buying activity. Another positive factor for the industry is a steady growth of Chinese demand, which partially mitigated the fall in demand in other regions. China continues to increase its steel production and consumption at a high rate, absorbing excessive steelmaking raw materials from global markets.

We observed the signs of demand recovery in the second half of 2009 and continuing into the beginning of 2010, since many miners and steelmakers worldwide have restarted their idled capacities. We expect 2010 to experience improvement in steel demand on mature markets, like the United States and Europe, which were severely affected by the crisis and showed no signs of improvement during 2009. Nevertheless, we expect the recovery to be gradual, rather than sharp, and it will take a few years for levels of demand to return to pre-crisis levels in most regions of the world.

Demand

Mining.  The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. The demand for internationally traded coking coal fell in 2009 due to the global recession. Demand is expected to return to pre-crisis levels in the medium term particularly due to unprecedented import growth from China.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. Global internationally traded steam coal demand varied insignificantly in 2009 compared to 2008, decreasing by 0.4%, according to AME.

Demand for internationally traded iron ore has risen in 2009 against 2008 due to the surge in imports from China by 5.6%, according to AME.

Steel.  Russia is our single largest market for steel products. After years of strong steel demand growth, rolled steel consumption in Russia reached 40.2 million tonnes in 2007, according to Metal Expert. The consumption growth continued in the first 9 month of 2008. In terms of end-uses, growth was driven by the construction, pipe manufacturing and machine-building industries. In the fourth quarter of 2008 worldwide and Russian steel consumption declined significantly. As a result, in 2008 Russian rolled steel consumption fell by 7% to 37.3 million tonnes, according to Metal Expert. In 2009, rolled steel consumption in Russia reached 26.5 million tonnes, 29% less then in 2008, according to Metal Expert.

We expect that construction and pipe manufacturing industries will be the first to recover. We believe that our product mix will be able to meet the demand from these industries.

The volume of steel products exports from Russia experienced a 9% rise in 2009 and amounted to 30 million tonnes, according to Metal Expert. We believe that our Russian steel products will retain competitiveness in the markets outside Russia in 2010, due to a better position on the cost curve.

Imports of steel decreased 33% year on year in 2009 to 3.3 million tonnes, due to reduced consumption, according to Metal Expert. Imported steel comprised only 13% of the Russian steel market, according to Metal Expert. We expect imports will further decrease in 2010, due to the global economic slowdown, and the increased self-sufficiency of the Russian steel market.

Ferroalloys.  Demand for nickel and ferrochrome fell substantially in most regions except Asia during 2009 following the decrease in world stainless steel production which contracted by 4.4% in 2009, according to CRU. Nickel volumes supplied to the market in excess were stocked and the volume of nickel stocks at the London Metal Exchange (LME) doubled during 2009. In contrast, ferrochrome supplies to the market in 2009 were limited, and market stocks which seemed excessive in 2008, decreased substantially. Asia, especially China, was the only region where nickel and ferrochrome demand was strong during 2009. We expect that stainless steel production in other regions, along with Asia, will gradually improve in 2010, which will lead to an increase in demand for nickel and ferrochrome.

Ferrosilicon demand fell significantly in 2009, in line with the general decrease in steel production. Global steel production contracted by 8% in 2009, according to the World Steel Association. Production fell in most regions, except for Asia and the Middle East, according to the World Steel Association. We expect that the ferrosilicon market will see increased demand in 2010, since we expect a strong growth in steel production in the most regions of the world.

Power.  The global economic slowdown has negatively affected industrial production in Russia, leading to a reduction in demand for electricity and heat energy. In 2009, the reduction in electricity output of our Russian generating enterprises was 15%. Heat energy generated for sale fell by 9%.

In January 2009, the pace of economic decline accelerated, with production of electricity by our generating enterprises falling by 29%, and heat energy by 8%, compared to January 2008. The reduction in power production was due to a drop in demand from the retail sector of the economy. The drop in industrial production in Russia in January 2009 was 16%, a 15-year record, according to Newchemistry, a chemical industry research database.

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

Sales

Mining.  Overall, we expect sales volumes of our mining segment to grow in 2010, due to an increase in demand in the Asian markets. We expect domestic sales of our mining products to increase due to increased demand. Export sales are also expected to increase, since we are strategically diversifying our sales geography. We believe that our policy of concluding long-term contracts for coal and iron ore concentrate sales strengthens our relationship with our customers and gives us long-term presence in both the domestic and export markets.

Steel.  Our steel segment sales volumes are expected to increase in 2010 due to an increase in demand for steel. During 2009, Mechel-Service, our steel service and sales subsidiary, continued its program of expanding its sales network, enhancing its product portfolio and extending the range of its services and enlarging its client base. Mechel-Service has locations in 42 cities in Russia. In 2009, Mechel-Service launched the production of welded mesh in the Moscow region and put into operation the equipment for straightening and cutting reinforcing bar. Cold rolled reinforcing wire and pipe rolled products expanded our product range and our sales of profiled rolled products and wire products increased significantly. Mechel-Service has started to form its own truck fleet to improve the quality of service for end users. We believe that our strategy of expanding our own distribution network of steel sales, expanding our product portfolio and developing customer services will improve our market position and will provide us with greater stability in steel sales.

Ferroalloys.  We expect sales volumes of our ferroalloys segment to increase in 2010. Domestic sales are expected to increase due to growth of consumption. In addition, we expect an increase in exports of our ferroalloy products, specifically ferrosilicon and ferrochrome, widening our geographic market coverage and increasing sales volumes to traditional export markets.

Power.  In 2010, we expect a reduction in the sales of our power segment due to reduced end-user demand from industrial enterprises. At the same time, consumption by small and mid-sized businesses and the public, who are also customers of power and heat-supply companies, has not changed significantly. We plan to expand our distribution channels, building a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio, will allow us to avoid a sharp fall in power segment sales.

Inventory

Overall, our inventory decreased by $329.3 million, or 24%, to $1,035.8 million as of December 31, 2009 from $1,365.1 million as of December 31, 2008. The decrease was mainly due to falling production volumes in 2009 as a result of the global downturn and the corresponding decrease in demand and efficient usage of available inventories of stock during 2009 along with a reduction of purchase prices and the depreciation of the ruble.

Costs

Mining.  Within our mining segment, we expect our iron ore cash costs per tonne to increase as a result of increasing prices of power, explosives, automotive tyres and tubes for open-pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2010 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel.  Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable as a result of maintaining production volumes and achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The increasing use of continuous casters should provide both efficiency and production increases. We also expect these technological improvements to increase our energy efficiency on a per-tonne basis, partially reducing the impact of potential increases in regulated electricity and natural gas prices.

Ferroalloys.  We expect electricity and natural gas expenses to increase in 2010, which will lead to an increase in the power cost component of our ferroalloy production cost structure. At the same time, after switching to production of ferrochrome sourced completely from the high grade-concentrates of Voskhod, our chrome-mining subsidiary, the per-tonne cash cost will be reduced. In addition to the synergies we expect from internal sourcing, we expect to benefit from efficiencies due to the reduction of processing costs and decreases in the cost of chrome contained in the ore due to lower prices, which is expected to lead to decreases in per-unit production costs. We believe that by implementing a number of measures to improve technical and economic performance and reduce expenses, the net effect will be a stabilization of our ferroalloy production costs.

Power.  We expect that in 2010, the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas and coal, as well as some ancillary materials. However, we intend to maintain strict control over costs, which should enable us to cut expenditure by reducing the fixed-expense component of our production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions. We have given special attention to high-priority financial and operating activities, including technical refurbishment, development of existing capacities and installation of new power generation capacity at our production facilities.

The increase in sales volumes and stabilization of the prices caused by certain improvement in the market and consumption growth, despite the potential increase in weighted average cash expenses per product unit across our segments, may positively affect our financial results in 2010 in comparison with those in 2009.

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

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

Name	Year of Birth	Position

Alexander E. Yevtushenko(1)(3)(4)	1947	Chairman and Director
Igor V. Zyuzin	1960	Director and Chief Executive Officer, Chairman of Management Board
Vladimir A. Polin(4)	1962	Director and Senior Vice President, First Deputy Chairman of Management Board
Valentin V. Proskurnya(1)(2)(3)	1945	Director
Roger I. Gale(1)(2)(3)	1952	Director
A. David Johnson(1)(2)(4)	1937	Director
Serafim V. Kolpakov(1)(3)(4)	1933	Director
Igor S. Kozhukhovsky(1)(4)	1956	Director
Vladimir V. Gusev(1)(2)	1945	Director

(1)	Independent Director under applicable New York Stock Exchange regulations and Russian regulations.

(2)	Member of the Audit Committee of the Board of Directors.

(3)	Member of the Committee on Appointments and Remuneration.

(4)	Member of the Committee on Investments and Strategic Planning.

Alexander E. Yevtushenko has served as the Chairman of our Board of Directors since July 2009. He has been a member of our Board of Directors since June 2004. From 2001 to 2004, Mr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of the Inter-State Eurasian Association of Coal and Metals. From 1991 to 1999, Mr. Yevtushenko was First Deputy Fuels and

Energy Minister of the Russian Federation. From 1973 to 1991, he worked in various positions, including as General Director of the Raspadskaya Mine in the Kuzbass region, the Soviet Union’s largest coal mine. Mr. Yevtushenko graduated from the Siberian Metallurgical Institute with a degree in mining engineering. He has a doctorate in engineering and is a member of the Academy of Mining Sciences of Russia. Mr. Yevtushenko is the author of more than 50 scientific publications, including Mineral Resources of the Coal Industry of Russia, a study for which he was awarded the Science and Technology Prize by the Russian government in 2002. He has received a number of governmental awards, including the title of Honorable Miner of the Russian Federation in 1997.

Igor V. Zyuzin has been our Chief Executive Officer since December 2006 and Chairman of our Management Board since September 2007. He served as the Chairman of our Board of Directors from March 2003, when Mechel was founded, until December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin also serves as the Chairman of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since May 1999, and has served as a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and as a member of the Board of Directors of Yakutugol since October 2007. Mr. Zyuzin has also served as the Chairman of the Board of Directors of Mechel Mining a position he has held since May 2008. Mr. Zyuzin has over 23 years of experience in the coal mining industry and holds a degree in coal mining from Tula Polytechnic Institute. Mr. Zyuzin also has a degree in coal mining engineering economics and a doctorate in coal mining technical sciences. Mr. Zyuzin beneficially owns 66.76% of our common shares and 1.56% of the common shares of Mechel Mining.

Vladimir A. Polin has served as our Senior Vice President and First Deputy Chairman of our Management Board since December 2008 and as a member of our Board of Directors since June 2007. From June 2006 to December 2008 Mr. Polin served as Chief Executive Officer of Mechel-Steel Management. From July 2003 to June 2006, he was our Senior Vice President for Production and Technical Policy. From February 2002 until June 2003, Mr. Polin served as the First Deputy General Director of our Beloretsk Metallurgical Plant. From September 2001 until July 2002, Mr. Polin served as Head of Sales of our Chelyabinsk Metallurgical Plant. Mr. Polin has almost 26 years of operational and management experience in the manufacturing and marketing of steel products, and holds a degree in metallurgy from Chelyabinsk Polytechnic University. Mr. Polin beneficially owns 0.002% of our common shares.

Valentin V. Proskurnya has been a member of our Board of Directors since March 2003. From July 2007 to July 2009 he served as the Chairman of our Board of Directors. From May to December 2003, Mr. Proskurnya was the Director of Economics at Mechel Trading House. From 2001 to 2005, Mr. Proskurnya was a member of the Board of Directors of Chelyabinsk Metallurgical Plant. From 1999 to 2005, he was a member of Board of Directors at Southern Kuzbass Coal Company. Mr. Proskurnya has over 37 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economics from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the “Miner’s Glory” order by the Russian government. In addition, the Russian President awarded him the title of Honorable Economist of the Russian Federation.

Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale is currently Chief Executive Officer and Chairman of the Board of Directors of Sedia Biosciences Corporation, based in the U.S. He was Chairman of the Board of Directors and Chief Executive Officer of Calypte Biomedical Corporation, a U.S. company headquartered in Portland, Oregon from mid-2006 to June 2008. From 2001 until mid-2006, Mr. Gale was the Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a telecommunications service provider. From 1999 to 2001, he was Chairman of the Board of Directors and co-founder of End2End Wireless Limited, a wireless communications services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund sponsored by OPIC. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation of the World Bank (the “IFC”), including as the Chief of the IFC’s Resident Mission in Russia from 1992 to 1995. Mr. Gale also worked for nine years for the Asian Development Bank, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a diploma from the Royal Agricultural College and holds a masters degree in economics from the University of New England.

A. David Johnson has been a member of our Board of Directors since October 2004. Mr. Johnson is currently an adviser to the board of directors of Neuerth Coal Holdings, a position he has held since April 2007, and also serves as a consultant to the board of directors of Joy Mining Machinery UK Ltd. From 1990 to 2002, Mr. Johnson was Managing Director of Joy Mining Machinery UK Ltd. From 1984 to 1990, Mr. Johnson was the Managing Director of Dosco Overseas Engineering, a UK-based mining equipment manufacturer. He also worked at the UK National Coal Board from 1953 to 1960. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the UK Mining Qualifications Board Certificate in 1959.

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

Igor S. Kozhukhovsky has been a member of our Board of Directors since June 2008. Mr. Kozhukhovsky is currently a member of the Board of Directors of, and the General Director of, APBE ZAO, a company engaged in the energy sector. From 2000 to 2008, Mr. Kozhukhovsky was head of a department of UES. From 1997 to 1999, he was Deputy Minister of Fuel and Energy of the Russian Federation. Mr. Kozhukhovsky has degrees in Metallurgical Industrial Engineering and Mining Electrical Engineering from the Siberian Metallurgical Institute. He also has a doctorate in economics.

Vladimir V. Gusev has been a member of our Board of Directors since July 2009. In 2008 Mr. Gusev held the position of Vice President for Finance of the State Corporation “Olympstroy”. From 2005 to 2008, he was Deputy Head of the Federal Tax Service of the Russian Federation. From 1999-2005, he was First Deputy Minister of Taxes and Levies of the Russian Federation. Mr. Gusev has a law degree from St. Petersburg State University and holds a doctorate in economics. He was awarded with several national awards and, under the Decree of the President of the Russian Federation in 2000, with the title of Honored Economist of the Russian Federation. Mr. Gusev has authored more than 30 scientific papers and publications.

All of our current directors were elected on June 30, 2009, and their terms expire on the date of our next annual shareholders’ meeting, which will take place not later than June 30, 2010. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

Executive Officers

Name	Year of Birth	Position

Igor V. Zyuzin	1960	Chief Executive Officer, Chairman of Management Board
Alexey G. Ivanushkin	1962	Chief Executive Officer of Oriel Resources Ltd., Director of Oriel Resources Ltd.,
Vladimir A. Polin	1962	Senior Vice President, First Deputy Chairman of Management Board
Victor A. Trigubko	1956	Senior Vice President-Government Relations
Mukhamed M. Tsikanov	1955	Senior Vice President-Economics and Management, Member of Management Board
Yevgeny V. Mikhel	1974	First Deputy Chief Executive Officer, Deputy Chairman of Management Board
Stanislav A. Ploschenko	1976	Senior Vice President-Finance, Member of Management Board
Petr S. Syrkin	1943	Vice President for Capital Construction
Andrey D. Deineko	1953	Chief Executive Officer of Mechel-Steel Management, Member of Management Board
Boris G. Nikishichev	1946	Vice President for Mining, Chief Executive Officer of Mechel Mining Management, Member of Management Board
Irina N. Ipeyeva	1963	Director of Legal Department, Member of Management Board
Elena V. Selivanova	1962	Vice President for Human Resources and Social Policy, Member of Management Board
Viktor S. Gvozdev	1963	Chief Executive Officer of Mechel-Energo, Member of Management Board
Oleg V. Korzhov	1970	Vice President for Business Planning and Analysis, Member of Management Board
Gennady A. Ovchinnikov	1951	Chief Executive Officer of Mechel Ferroalloys Management, Member of Management Board
Aleksandr S. Starodubov	1946	Chief Executive Officer of Mecheltrans Management, Member of Management Board
Alexander V. Shmokhin	1942	Chief Executive Officer of Mechel Mining

For the professional biographies of Messrs. Zyuzin and Polin, see “— Board of Directors.”

Alexey G. Ivanushkin has been Chief Executive Officer of Oriel Resources Ltd. since April 2009, a Director of Oriel Resources Ltd. since October 2008. He was a member of our Board of Directors from March 2003 until July 2009 and served as our Chief Operating Officer from January 2004 to February 2009. Mr. Ivanushkin served as Mechel’s Chief Executive Officer from March 2003 until January 2004. Mr. Ivanushkin also served as the Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2002 to 2009. From June 2004 to October 2004 he served as General Director of Southern Kuzbass Coal Company. From December 1999 to April 2002, Mr. Ivanushkin served as the General Director of Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was the director of the ferrous metals and ferroalloy department of the Moscow office of Glencore International. From 1984 to 1992, Mr. Ivanushkin worked as an economist in the foreign trade department of the Ministry of Foreign Trade and the Ministry of Foreign Economic Relations of the Soviet Union. Mr. Ivanushkin graduated from the Moscow State University of Foreign Relations (MGIMO) with a degree in economics and international affairs. Mr. Ivanushkin beneficially owns 0.03% of our common shares.

Victor A. Trigubko has been our Senior Vice President—Government Relations since August 2006. From 2005 to August 2006, he was our Vice President for Government Relations, and from 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii and a member of the Board of Directors of Mechel Targoviste. From 2002 to 2003, Mr. Trigubko was Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was the head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held executive positions with the metallurgical company Unibros Steel Co. LTD with his last position there being Deputy General Director. Mr. Trigubko has also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko graduated from Kalinin (now Tver) State University with a degree in economics.

Mukhamed M. Tsikanov has been our Senior Vice President—Economics and Management since January 2008. Previously, he was Acting General Director of Yakutugol from October 2007 to January 2008. He has served as the Chairman of the Board of Directors of Mecheltrans since April 2009. From September 2005 to October 2007, Mr. Tsikanov worked as the General Director of Elgaugol. From 2004 to 2005, he was Senior Vice President of Yukos-Moscow OOO. From 2000 to 2005, he was Deputy Minister of Economic Development and Trade of the Russian Federation. From 1997 to 2000, he was Deputy Minister of Economy of the Russian Federation. From January to August 1997, Mr. Tsikanov was the First Deputy Head of the Administrative Program for Economic Stabilization and Development of the Kabardino-Balkarian Republic. From March 1993 to 1997, he was Minister of Economy of the Kabardino-Balkarian Republic. Prior to that, Mr. Tsikanov worked in various scientific institutes of the Academy of Sciences of the USSR and Russia from 1977 to 1993. Mr. Tsikanov holds a doctorate in economics.

Yevgeny V. Mikhel has been our First Deputy Chief Executive Officer since April 2009. From September 2007 to April 2009, he was our Vice President—Legal Matters and Director of the Legal Department. From July 2006 to September 2007, he was Director of our Government Relations Department. From February to July 2006, Mr. Mikhel held the position of Chief Counsel and Director of the Department of Judicial Protection and Legal Regulation. From July 2002 to June 2003, Mr. Mikhel worked as Deputy General Director for Legal Matters. From May 2000 through July 2002, he was a legal adviser in the Bureau of Civil Law Disputes and Support of International Economic Activity, as well as head of the Department of Litigation and Enforcement of Court Orders of Chelyabinsk Metallurgical Plant. From November 1998 to May 2000, Mr. Mikhel worked in the Chelyabinsk branch of Sberbank as the head legal adviser. From September through November 1998, he worked as legal adviser in the Traktorzavodskoye Municipal Enterprise. Mr. Mikhel has a law degree from the Urals State Law Academy.

Stanislav A. Ploschenko has been our Senior Vice President—Finance since April 2009. From January 2008 to April 2009, he was our Chief Financial Officer. Previously he held the position of Acting Chief Financial Officer from June 2007 to January 2008. He was our Deputy Chief Financial Officer and Deputy Treasurer for Corporate Lending from June 2006 to June 2007. From June 2001 to June 2006, he worked for Commerzbank AG and Commerzbank (Eurasia) ZAO. His last position at Commerzbank was head of the steel and mining industry group of the Corporate Clients Department of Commerzbank (Eurasia) ZAO. From 1995 to 1996, Mr. Ploschenko worked as an auditor for Bank’s Audit Service OOO. Mr. Ploschenko holds a masters degree in international securities investment and banking from the ISMA Centre at the University of Reading (U.K.), a bachelors degree in international finance and trade from the University of Portsmouth (U.K.) and a specialist diploma in international economics from the Finance Academy under the Government of the Russian Federation.

Petr S. Syrkin has been our Vice President for Capital Construction since April 2009. From October 2007 to April 2009 he was Deputy Chief Executive Officer for Capital Construction and Director of the Capital Construction Department of Mechel-Steel Management. From March 2009 to March 2010 he was Chief Executive Officer of Mechel-Customer United Directorate OOO. From December 2007 to June 2009 he was Chief Executive Officer of Metallurgshakhtspetsstroy. From December 2004 to October 2007 he was President and Chairman of the board of directors of Soyuzspetsstroy United Mine Construction Company ZAO. From 1989 to 2004, Mr. Syrkin occupied various positions: he was Chief Executive Officer of Rostovshakhtstroy OAO, Chairman of the Mine Construction Department at Novocherkassk Polytechnical University and Chief

Executive Officer of Donugol ZAO. Mr. Syrkin graduated from Kuzbass Polytechnical Institute as a mining engineer with a qualification in the construction of underground facilities and mines.

Andrey D. Deineko has been Chief Executive Officer of Mechel-Steel Management since December 2008. From January 2008 to December 2008 he was Steel Division Director of Mechel-Steel Management. Previously, he held the position of Director of the Department of Industry in the Russian Ministry of Industry and Energy from 2005 to 2007, having been Deputy Director of this Department from 2004 to 2005. He was Director of the Department of Industrial and Innovative Policy in Metallurgy in the Russian Ministry of Industry and Science from 2002 to 2004. From 1999 to 2002, he was Deputy General Director of Oskol Electrometallurgical Plant. He held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company from 1998 to 1999 and Head of Supply Division of Zapad-Elite from 1997 to 1998. From 1976 to 1997, he held various positions at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy, the last position being Deputy Director. He has been awarded the title of Honorable Metallurgist. Mr. Deineko graduated from the Moscow Institute of Steel and Alloys with a degree in engineering, and obtained his post-graduate degree in technical sciences from the same institute.

Boris G. Nikishichev has been a member of our Management Board since September 2009 and our Vice President for mining since July 2009. He has served as Chief Executive Officer of Mechel Mining Management since August 11, 2009. He has also served as a member of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since June 2006, as a member of the Board of Directors of Korshunov Mining Plant, a position he has held since June 2007, as a member of the Board of Directors of Port Posiet, a position he has held since May 2007, as a member of the Board of Directors of Mecheltrans, a position he has held since July 2007 and as a member of the Board of Directors of Mechel Mining, a position he has held since April 2008. From January 2009 to April 2010 Mr. Nikishichev was Chief Executive Officer of Mechel Engineering. From February 2007 to January 2009 he held the position of Director of Mining of Mechel-Steel Management. Previously, he was our Senior Vice President—Mining from February 2005 to 2007. From 2004 to February 2005, he served as Deputy General Director of Raspadskaya Coal Company. From 1998 to 2004, he held the position of First Vice President in Sokolovskaya Holding Company. In addition, from 1999 to 2004, he was also First Vice President of the Mining Industrialists of Russia, a non-commercial partnership. From 1993 to 1999, Mr. Nikishichev was Deputy General Director for Long-Term Development and Capital Construction and Vice President/Director for Restructuring of Coal Production in Russian Coal Company. From 1991 to 1993, he served as First Deputy President of the Management Board of the Russian Coal Company. From 1970 to 1990, Mr. Nikishichev held various executive positions at YuzhKuzbassUgol United Coal Mining Company. He graduated from the Siberian Metallurgical Institute with a degree in mining electrical engineering. Mr. Nikishichev also holds a doctorate in technical science from the Moscow State Mining University.

Irina N. Ipeyeva has been Director of our Legal Department since April 2009. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department and Director of the Department of Corporate Governance and Property. From 2003 to 2007, Ms. Ipeyeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Ms. Ipeyeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO, and from January 2001 to March 2003 she acted as Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company. From August 1988 to January 2001, Ms. Ipeyeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Concentration Factory, where she held positions ranging from legal adviser to head of the legal department. Ms. Ipeyeva graduated from the Kuibyshev State University with a degree in law.

Elena V. Selivanova has been our Vice President for Human Resources and Social Policy since April 2009. From January 2007 to April 2009, she was Director of Human Resources. From April 2004 to November 2006, Ms. Selivanova held the position of Executive Director of the Human Resources Department of Volgotanker. From March 2002 to March 2004, Ms. Selivanova was Director of the Department for Organizational Development and Personnel Management of Firma Omega-97 OOO. From November 1999 to

March 2002, Ms. Selivanova was Director of the Personnel Service and Deputy Director for Personnel at Vimpel-Kommunikatsii OAO. From July to October 1999, she was Director of Personnel at Personalny Telefon OOO. From March 1998 through February 1999 she was Personnel Manager at Bakster Export ZAO. Ms. Selivanova graduated from the Moscow State Cultural Institute.

Viktor S. Gvozdev has been Chief Executive Officer of Mechel-Energo since February 2009 and a member of our Management Board since March 2009. From 2005 to 2007 he held the position of Chief Executive Officer of UGK TGK-8 OAO. From 1996 to 2003, Mr. Gvozdev was head of the boiler repair shop and chief engineer of Novocherkasskaya GRES OAO, and from 2003 held the position of Chief Executive Officer of Nevinnomysskaya GRES OAO. Mr. Gvozdev graduated from Novocherkassk Polytechnical University with the degree of electrical engineer specializing in electric power generation. Mr. Gvozdev obtained his post-graduate education at the Academy of National Economy in European management and Management of company development. He also holds the advanced academic degree of Candidate of Technical Sciences. Mr. Gvozdev also has an MBA from Chicago Graduate School of Business.

Oleg V. Korzhov has been our Vice President for Business Planning and Analysis since April 2009 and a member of our Management Board since March 2009. Previously he was Deputy Chief Executive Officer for Economy and Finance of Mechel-Steel Management from July 2008 to April 2009. From September 2005 to January 2006 he held the position of Economic Planning Director of Mechel OAO, and from February 2006 to July 2008 held the same position at Mechel-Steel Management. From 2003 to 2005, Mr. Korzhov was Director for Finance and Economy of Evrazholding OOO. From 1998 to 2003 he was Deputy Economic Director for Analysis and Pricing, and later Chief Economist of Nizhnetagilsky Metallurgical Plant OAO. From 1993 to 1996 he worked at the Nizhnetagilsky Metallurgical Plant. Mr. Korzhov graduated from Ural Polytechnical Institute with a degree in economics and management in metallurgy. Mr. Korzhov obtained his post-graduate education at the Academy of National Economy in general management. He also holds the advanced academic degree of Candidate of Economic Sciences.

Gennady A. Ovchinnikov has been a member of our Management Board since March 2009 and Chief Executive Officer of Mechel Ferroalloys Management since December 2008. From July 2006 to September 2009 Mr. Ovchinnikov served as Managing Director of Southern Urals Nickel Plant. From April 2004 to March 2005 he held the position of lead specialist in our technical department. From March 2001 to April 2004 Mr. Ovchinnikov worked as Head of the Enrichment and Agglomeration Bureau and Head of the Mining Engineering Department at ZapSib. From 1974 to 2001 he held various positions at Kuznetsky Metallurgical Plant OAO, including the position of Director at the Abagurskaya Enrichment and Agglomeration Factory. Mr. Ovchinnikov graduated from Magnitogorsk Metallurgical and Mining Institute with a degree in mineral enrichment. He also holds the advanced academic degree of Candidate of Technical Sciences.

Aleksandr S. Starodubov has been a member of our Management Board since March 2009 and Chief Executive Officer of Mecheltrans Management since March, 2010. From May 2009 to March 2010 he held the position of Chief Executive Officer of Mecheltrans. From 2007 to April 2009 he served as the Chairman of the Board of Directors of Mecheltrans. From April 2008 to May 2009 he held the position of Managing Director of Mecheltrans and from 2002 to 2007 he served as Chief Executive Officer of Mecheltrans. From 1999 to 2002 he was Deputy Chief Executive Officer of Uglemet-Trading OOO. From 1987 to 1999 Mr. Starodubov was director of the representative office of the F.E. Dzerzhinsky Underground Mine. Mr. Starodubov graduated from Siberian Metallurgical Institute with a degree in technology and complex mechanization of underground mining of mineral resources and earned a diploma in mining engineering.

Alexander V. Shmokhin has served as Chief Executive Officer of Mechel Mining since February 2009. From 2004 to 2009, he served as Executive Vice President for Kuzbass. From 2001 to 2004 he was Director of Kemerovo Office— Deputy Chief Executive Officer of Southern Kuzbass Coal Company OAO. From 1997 to 2001 he held the position of Director of Mezhdurechensk Coal Company OAO. From 1991 to 1997 he was Chief Expert of the Coal Industry Department of the Committee for Interindustry Coordination and Industrial Cooperation, and Head of the Directorate for Industry, Transport and Communications of the Kemerovo Region Executive Committee. Mr. Shmokhin graduated from Kemerovo Mining Institute with a degree in mining engineering.

Compensation

Our directors and executive officers were paid an aggregate of $6.1 million for services in all capacities provided to us during 2009. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2009 was not material. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at our annual shareholders’ meeting using a cumulative voting system. Directors are elected to serve until the next annual shareholders’ meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, seven of whom are independent pursuant to the director independence criteria set forth both in the applicable FFMS regulations and the New York Stock Exchange (“NYSE”) regulations, as well as in the Bylaw on the Board of Directors of Mechel OAO. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information — General Meetings of Shareholders” for more information regarding the competence of our shareholders’ meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

Committees of the Board of Directors

Audit Committee

The Audit Committee of our Board of Directors consists of Roger Gale, Valentin V. Proskurnya, Vladimir V. Gusev and David Johnson, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are Serafim Kolpakov, David Johnson, Igor Kozhukhovsky, Vladimir Polin and Alexander Yevtushenko. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency.

The following sub-committees were set up under the Committee on Investments and Strategic Planning:

•	Sub-committee on metallurgical production strategy, with members Serafim Kolpakov and Vladimir Polin;

•	Sub-committee on mining production strategy, with members Alexander Yevtushenko and David Johnson; and

•	Sub-committee on power production strategy, with members Igor Kozhukhovsky and Vladimir Polin.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Roger Gale, Serafim Kolpakov, Valentin Proskurnya and Alexander Yevtushenko. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our chief executive officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

Management Board

In August 2007, we created a Management Board to provide for greater oversight of our operations. For more information, see “Item 10. Additional Information — Management Board.” The members of the Management Board are set out above under “— Directors and Executive Officers.”

Management Companies

We have three management companies within the group which provide management services to companies within the mining, steel and ferroalloy segments.

Mechel-Steel Management

In October 2005, Mechel Management OOO was established as a wholly-owned subsidiary of Mechel OAO with the purpose of providing management services to our subsidiaries by performing the functions of their respective management bodies. Currently, Mechel Management OOO provides management services to most of the subsidiaries within our steel segment and since September 14, 2009, Mechel Management OOO has been renamed Mechel-Steel Management. The name has been changed in line with the reorganization of our group management structure. In each case, Mechel-Steel Management acts as a management body under a service agreement executed with the relevant subsidiary.

Mechel Mining Management

Mechel Mining Management was established in July 2008 as a wholly-owned subsidiary of Mechel Mining with the purpose of providing management services to the production subsidiaries of Mechel Mining by performing the functions of the respective executive management bodies of the companies within our mining segment. Southern Kuzbass Coal Company, Korshunov Mining Plant and Yakutugol.

Mechel Ferroalloys Management

Mechel Ferroalloys Management was established in May 2008 as a wholly-owned subsidiary of Mechel OAO with the purpose of providing management services to the production subsidiaries of Oriel Resources by performing the functions of the respective executive management bodies of the companies within our ferroalloys segment. Southern Urals Nickel Plant, Bratsk Ferroalloy Plant and Tikhvin Ferroalloy Plant.

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Lyudmila E. Radishevskaya, who serves as Chairman, and Natalia G. Mikhaylova and Yaroslav A. Markov. The powers and duties of our Review Commission are governed by regulations approved by our shareholders’ meeting. Ms. Radishevskaya is the Chief Accountant of Mechel Trade House, Ms. Mikhaylova is a senior litigation lawyer of Mechel-Steel Management and Mr. Markov is a senior lawyer of Mechel Finance.

Internal Audit Department

The Internal Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Audit Department are governed by the Bylaw on the Internal Audit Function. Andrei S. Perchik is the head of the Internal Audit Department. The Department is functionally subordinated to the Audit Committee of the Board of Directors, and administrated by our Chief Executive Officer.

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

Employees

At December 31, 2009, we employed approximately 79,972 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	16,038	69%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsk Open Pit Mine, Vzryvprom)	Russia	Coal	10,370	75%
Izhstal	Russia	Steel	6,281	97%
Beloretsk Metallurgical Plant	Russia	Steel	6,107	96%
Yakutugol, Dzhebariki-Khaya Mine, Kangalassk Open Pit Mine	Russia	Coal	5,520	95%
Southern Urals Nickel Plant	Russia	Nickel	4,341	45%
Korshunov Mining Plant	Russia	Iron ore	4,073	89%
Urals Stampings Plant (with Chelyabinsk branch)	Russia	Steel	3,293	75%
Mechel Targoviste	Romania	Steel	2,824	89%
Mechel Campia Turzii	Romania	Steel	2,311	93%
Mechel-Coke	Russia	Coke	1,661	62%
Mechel-Energo	Russia	Power	1,617	53%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	1,432	0%
Moscow Coke and Gas Plant	Russia	Coke	1,354	75%
Ductil Steel	Romania	Steel	1,238	94%
Spetsremzavod	Russia	Melting facility repair	1,040	62%
Mechel-Materials	Russia	Steel	942	45%
Southern Kuzbass Power Plant	Russia	Power	770	56%
Kuzbass Power Sales Company	Russia	Power	734	70%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	721	0%
Bluestone	United States	Coal	648	51%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	612	50%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	566	52%
Toplofikatsia Rousse	Bulgaria	Power	552	67%
Port Posiet	Russia	Shipping	412	9%
Vyartsilya Metal Products Plant	Russia	Steel	383	0%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	373	17%
Metallurgshakhtspetsstroy	Russia	Capital construction	353	0%
SC Mechel Reparatii Targoviste SRL	Romania	Steel	319	88%
Tomusinsk Energo Management,	Russia	Power	309	59%
Electronetwork	Russia	Power	301	35%
Mechel Nemunas	Lithuania	Steel	293	35%
Port Temryuk	Russia	Shipping	216	0%

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Port Kambarka	Russia	Shipping	215	30%
Mecheltrans	Russia	Railway transportation	184	0%
Pugachev open pit	Russia	Steel	177	50%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	141	0%
Metals Recycling	Russia	Scrap metal	113	0%
DVNPU	Russia	Scientific research	109	0%
Mechel Trading House	Russia	Sales and distribution	94	0%
Mechel Engineering	Russia	Scientific research	80	0%
Mechel Trading	Switzerland, Belgium and Liechtenstein	Sales and distribution	71	0%
Other (including all managing companies)	Various	Various	785	0%

Total			79,972	71%

At December 31, 2008, we employed approximately 83,070 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	17,004	76.3%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsk Open Pit Mine, Tomusinsk Energo Management, Vzryvprom)	Russia	Coal	11,812	80.0%
Izhstal	Russia	Steel	8,106	96.5%
Beloretsk Metallurgical Plant	Russia	Steel	6,882	96.3%
Yakutugol, Dzhebariki-Khaya Mine, Kangalassk Open Pit Mine	Russia	Coal	6,516	98.0%
Southern Urals Nickel Plant	Russia	Nickel	4,195	42.7%
Korshunov Mining Plant	Russia	Iron ore	4,064	88.5%
Urals Stampings Plant	Russia	Steel	3,783	73.2%
Mechel Targoviste	Romania	Steel	3,151	83.3%
Mechel Campia Turzii	Romania	Steel	2,597	87.3%
Mechel-Coke	Russia	Coke	1,650	66.5%
Mechel-Energo	Russia	Power	1,490	28.2%
Moscow Coke and Gas Plant	Russia	Coke	1,313	72.4%
Ductil Steel	Romania	Steel	1,186	82.9%
Spetsremzavod	Russia	Melting facility repair	1,011	0%
Mechel-Service	Russia	Sales and distribution	802	0%
Southern Kuzbass Power Plant	Russia	Power	706	62.0%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	694	32.4%
Kuzbass Power Sales Company	Russia	Power	659	75.9%
Toplofikatsia Rousse	Bulgaria	Power	649	66.6%
Bratsk Ferroalloy Plant	Russia	Ferroalloys	555	50.5%
Zavod Ogneuporov	Russia	Refractory products	538	0%
Port Posiet	Russia	Shipping	379	11.9%

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Vyartsilya Metal Products Plant	Russia	Steel	370	0%
SC Mechel Reparatii Targoviste SRL	Romania	Steel	362	58.0%
Metallurgshakhtspetsstroy	Russia	Capital construction	304	0%
Mechel-Materials	Russia	Processing	301	0%
Mechel Nemunas	Lithuania	Steel	299	43.5%
Port Temryuk	Russia	Shipping	251	0%
Mechel-Steel Management	Russia	Corporate	238	0%
Mecheltrans	Russia	Railway transportation	195	0%
Port Kambarka	Russia	Shipping	189	29.6%
Metals Recycling	Russia	Scrap metal	186	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	178	0%
Mechel	Russia	Corporate	134	0%
Mechel Trading House	Russia	Sales and distribution	102	0%
Other	Various	Various	219	0%

Total			83,070	74.7%

At December 31, 2007, we employed approximately 85,032 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	20,252	65.0%
Southern Kuzbass Coal Company	Russia	Coal	12,157	78.0%
Izhstal	Russia	Steel	8,596	92.0%
Yakutugol	Russia	Coal	8,532	99.0%
Beloretsk Metallurgical Plant	Russia	Steel	7,529	91.0%
Mechel Targoviste	Romania	Steel	4,036	88.0%
Southern Urals Nickel Plant	Russia	Nickel	4,538	39.0%
Korshunov Mining Plant	Russia	Iron ore	4,180	90.0%
Urals Stampings Plant	Russia	Steel	3,982	73.0%
Mechel Campia Turzii	Romania	Steel	2,917	85.0%
Mechel-Coke	Russia	Coke	1,721	64.0%
Moscow Coke and Gas Plant	Russia	Coke	1,507	63.0%
Kuzbass Power Sales Company	Russia	Power	555	90.0%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	548	51.0%
Southern Kuzbass Power Plant	Russia	Power	548	80.0%
Mechel-Service	Russia	Sales and distribution	501	0%
Vyartsilya Metal Products Plant	Russia	Steel	394	0%
Mechel Nemunas	Lithuania	Steel	330	39.0%
Port Posiet	Russia	Shipping	321	14.0%
Mechel Trading House	Russia	Sales and distribution	219	0%
Mechel-Steel Management	Russia	Corporate	217	0%
Port Kambarka	Russia	Shipping	202	28.0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	200	0%
Metals Recycling	Russia	Scrap metal	189	0%
Port Temryuk	Russia	Shipping	167	0%

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Mecheltrans	Russia	Railway transportation	157	0%
Mechel-Energo	Russia	Power	147	0%
Mechel	Russia	Corporate	113	0%
Mechel Hardware	Russia	Sales and distribution	48	0%
Other	Various	Various	229	0%

Total			85,032	75.0%

Set out below is information about membership of our employees in trade unions:

•	Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel-Coke, Izhstal and Bratsk Ferroalloy Plant are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Urals Stampings Plant are members of Russian Trade Union of Machinists.

•	Employees of Southern Kuzbass Coal Company are members of the Russian Independent Trade Union of Coal Industry Workers and of the Independent Trade Union of Miners.

•	Employees of Yakutugol are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Port Posiet are members of the Russian Independent Stevedores’ Trade Union.

•	Employees of Port Kambarka are members of the Trade Union Organization of Port Kambarka.

•	Employees of Southern Kuzbass Power Plant and Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Targoviste are members of Free Independent Trade Union of Mechel Targoviste and of the Metallurgists’ Trade Union of Mechel Targoviste.

•	Employees of Mechel Campia Turzii are members of Free Trade Union of Mechel Campia Turzii and of Trade Union Sigma.

•	Employees of Ductil Steel are members of the Independent Trade Union of Ductil Steel.

•	Employees of Toplofikatsia Rousse are members of FE PODKREPA, the federation of power engineers, and NFE-KNSB, the independent federation of power engineers and the confederation of the independent trade unions of Bulgaria, and SJYUZ NA ENERGETITSITE V BJLGARIYA, the union of power engineers of Bulgaria.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas, the confederation of the trade unions of Lithuania and the trade union of metalworkers of Lithuania.

•	Employees of Bluestone companies are members of the United Mine Workers of America and are covered by the Bituminous Coal Wage Agreement of 2007 which expires in 2011.

We consider our relationship with our employees to be good.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2010, based on the information available to us:

		% of
	Number of	Common
Name of Beneficial Owner	Common Shares	Shares

Igor V. Zyuzin(1)	277,903,025	66.76%
Other(2)(3)(4)	138,367,720	33.24%

Total	416,270,745	100%

(1)	Mr. Zyuzin is our Chief Executive Officer and a member of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” His business address is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation. Further information regarding Mr. Zyuzin’s shareholdings is available in the Schedule 13D filed by Mr. Zyuzin with the SEC.

(2)	JPMorgan Chase & Co. reported on a Schedule 13G that as of December 31, 2008 it owned 19,769,141 common shares in the form of ADSs, representing 4.7% of our total issued common shares.

(3)	According to Deutsche Bank Trust Company Americas, as of March 31, 2010, 115,568,183 ADSs and 30,118,305 GDSs were outstanding, representing 35.0% of our total issued common shares.

(4)	We believe our directors and executive officers as a group, other than Mr. Zyuzin, own fewer than 1% of our shares.

As of March 31, 2010, there were 115,568,183 ADSs outstanding, all of which were held by one registered holder with an addresses in the United States. When preparing for our annual general shareholders’ meeting in June, we typically commission a report on our shareholding structure from IPERO. According to the last such report prepared by IPREO in July 2009, approximately 18.3% of the outstanding ADSs were held by U.S. investors.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Mechel has 138,756,915 preferred shares of which 60% are held by the James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (together the “Justice persons”). The Justice persons acquired these preferred shares in connection with our acquisition of Bluestone. The Justice persons are residents of the United States. The remaining preferred shares are held by Skyblock Limited, a wholly-owned subsidiary of Mechel.

Related Party Transactions

See notes 10 and 27 to our consolidated financial statements.

Item 8.	Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

New Uregolsk license area

In 1994, Sibirginsk Open Pit Mine (currently a branch of Southern Kuzbass Coal Company) received a subsoil license to develop all reserves of the Uregolsky 1-2 area. However, due to what we believe was a technical error made when the license was originally issued, there is an uncertainty as to whether the Uregolsk license area includes a part of the mine site with 37 million tonnes of coal deposits (the New Uregolsk license area). See “Item 4. Information on the Company — Mining Segment — Coal Production.”

On May 19, 2008, a criminal case was initiated under Article 255 of the Criminal Code of the Russian Federation against an unspecified group of persons for violating subsoil safety and use regulations on the New Uregolsk license area of the Uregolsk coal deposit. On September 15, 2008, the district court ruled the order to open a criminal case to be illegal. The prosecutor appealed this decision, but the decision was upheld by the court of cassation. On February 10, 2009, the investigative officer issued a decision not to prosecute based on the results of the investigation. The statute of limitation on such criminal charges is two years.

On March 18, 2009, another criminal case under Article 171 of the Criminal Code of the Russian Federation was initiated against the management of Sibirginsk Open Pit Mine alleging deliberate illegal business practices involving violation of license regulations and rules governing subsoil use, and conducting mining operations outside the area of the Uregolsk license without a proper permit. The investigation is still pending. However, as far as we are aware, no criminal conduct has been identified.

Under Russian law, the state is the owner of subsoil resources. Generally, Russian law allows the state authorities to recover damages for illegally mined minerals. The Russian state authorities have not made any claims for damages for the 1.1 million tonnes of coal that Southern Kuzbass Coal Company mined on the New Uregolsk license area for the period from January 1, 2006 to March 13, 2008, which we believe was extracted in full compliance with the prevailing legislation and with the prior consent and knowledge of the relevant authorities. However, there are no assurances that the state authorities will not claim for damages in connection with such past mining operations. Currently, no mining activity is conducted on the New Uregolsk license area.

Tax

On January 23, 2010, our subsidiary Chelyabinsk Metallurgical Plant received assessment from the tax authority for VAT, income tax, interest and incurred penalties for the total amount of 1.3 billion rubles relating to the year 2007. We have contested this assessment with higher-level tax authorities. If tax authorities dismiss our claim we intend to seek the invalidation of this tax assessment in court.

On February 17, 2010, Korshunov Mining Plant filed a claim against the Russian tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2005-2007 period in a total amount exceeding 130.8 million rubles, including 73.3 million rubles assessed in connection with transfer pricing. The court hearing is scheduled for May 13, 2010.

In October 2008, Chelyabinsk Metallurgical Plant filed a claim against the Russian tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2005-2006 period in a total amount exceeding 3.6 billion rubles. On March 27, 2009, the Moscow Arbitrazh Court invalidated the tax authorities’ assessment in part, but recognized a tax assessment in the remaining amount of 421.5 million rubles. On August 3, 2009, the Ninth Arbitrazh Court of Appeal upheld the decision. On November 19, 2009, the Federal Arbitrazh Court of Moscow district reversed the decisions of the Moscow Arbitrazh Court and the Ninth Arbitrazh Court of Appeal and the case was remanded for a new trial. On April 2, 2010, the Moscow Arbitrazh Court rendered a decision to deny claims of Chelyabinsk Metallurgical Plant. We intend to appeal this decision.

In March 2008, Mechel Trading House OOO filed a claim with the Moscow Arbitrazh Court against the tax authorities seeking the invalidation of a tax assessment in the amount of 454.0 million rubles relating to the 2005-2006 period. On June 19, 2008 the court of original jurisdiction ruled in our favor. The court of appeal and court of cassation supported the decision of the court of original jurisdiction. The ruling of the court entered into full force.

In April 2007, Southern Urals Nickel Plant filed a claim against the tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2004-2005 period in the total amount of 70.9 million rubles, including fines and penalties. As a result of a number of court proceedings, the assessment was reduced to 1.2 million rubles. The final court decision was issued on January 21, 2009 and has entered into force.

In addition, we have identified possible tax liabilities arising out of differing interpretations of tax laws and regulations, largely related to mineral extraction tax, which are not accrued in our consolidated financial statements as the amount of such liabilities was not significant as of December 31, 2009. See 26(d) to our consolidated financial statements.

Antimonopoly

In the summer of 2008, in the course of a regulatory inquiry into business practices on the Russian market of coking grades of coal concentrates, the FAS initiated an antimonopoly investigation into the business of our subsidiaries Mechel Trading House, Southern Kuzbass Coal Company, Yakutugol and Mechel Trading on allegations of abuse of their dominant position on the Russian market of coking coal concentrate. As a result of the investigation, in August 2008 the FAS issued findings according to which these subsidiaries were held to have violated Russian antimonopoly law by abusing their dominant position on the Russian market for certain grades of coking coal concentrate. The FAS issued a directive requiring these subsidiaries to cease the violations and to change the terms of supply of coking coal concentrate to customers in Russia by: (1) refraining from establishing monopolistically high or low prices; (2) providing, to the extent possible, equal supply terms to all customers without discrimination; (3) submitting to the FAS during the next 5 years economic justifications of each coking coal concentrate price increase of more than 5% as compared to the prices of previous quarter; (4) reducing sale prices by 15% for the period from September 2008 until December 2008; and (5) executing long-term supply contracts of at least three years’ duration with effect from 2009. We fulfilled all terms set forth in the FAS directive and intend to continue to comply with them in the future.

Furthermore, as a result of the antimonopoly investigation, the FAS initiated administrative proceedings against Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol which resulted in fines being imposed on these companies in the total amount of 797.7 million rubles, which is equal to approximately 5% of these subsidiaries’ total sales of coking coal concentrate for 2007. The companies were granted a deferral of the payment of the fines in accordance with the law. All fines have been paid in full.

In December 2008, the FAS initiated an investigation against Yakutugol for alleged violations of the antimonopoly legislation committed by way of abusing its dominant position in the market of steam coal in the Russian Federation. During the course of the investigation no violations were found on the part of Yakutugol and the case was closed.

Environmental and safety

In February 2008, the Department of Natural Resources and Ecology of Kemerovo region filed a claim in the Kemerovo Region Arbitrazh Court against Southern Kuzbass Coal Company seeking the recovery of damages caused to water resources as a result of non-compliance with water legislation in the total amount of 372.1 million rubles. On May 19, 2008, the court of original jurisdiction rendered a decision to deny the claim and Southern Kuzbass Coal Company was not held liable for any damages. There was no appeal against the ruling and it entered into full force.

During the period from March 2 to April 13, 2009, following the results of comprehensive inspections of industrial safety conditions at subsidiaries of Southern Kuzbass Coal Company, Rostekhnadzor has identified a number of violations, including the lack of expert examination of industrial safety of certain facilities, failure to implement measures to address safety violations identified in previous inspections, carrying on operations deviating from the approved projects and plans, and untimely updating of equipment. Rostekhnadzor imposed temporary bans on operations of four of our facilities and submitted the materials on all of the alleged administrative infractions to the court. Following the results of consideration of the cases, the court suspended the operations of one facility for 17 days. Currently, the operations of the facility in question have resumed. Most of the identified violations were eliminated, and the remaining prescribed measures are being implemented within the time limits established by Rostekhnadzor.

In April 2009, Rostekhnadzor also conducted inspections at Southern Kuzbass Power Plant. In the course of the inspections, a number of violations were identified, mainly of a technical nature and connected with excessive wear of obsolete equipment and the company’s failure to comply with certain industrial safety requirements, which resulted in destruction of boiler cladding and excessive levels of gas and dust in the boiler department. Rostekhnadzor has stated its order of April 6, 2009, that the identified violations must be eliminated by implementing a number of measures. Most of the identified violations were eliminated and certain prescribed measures were implemented within the time limits established by Rostekhnadzor. The remaining measures are being implemented in accordance with an agreed schedule. In addition, the cladding and thermal insulation of the most problematic boilers have been repaired.

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the discharge of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must restrict our discharge of pollutants into the atmosphere to the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. We have submitted an application and the court has allowed us to stay execution of this mandate for two years, until July 1, 2010. Before this date, we intend to apply for a further stay of execution.

In March 2009, Bashkiria Environmental Prosecutor’s Office filed a claim in the Beloretsk City Court to compel Beloretsk Metallurgical Plant to install an effluent treatment system by December 31, 2009. The court of first instance initially dismissed the claim. On Prosecutor’s appeal, the court of cassation reversed the judgment and on March 25, 2010 the court ruled that we must install the required effluent treatment system by December 31, 2016. We did not appeal the decision and it entered into full force.

In 2008, Pinnacle Mining Company (“Pinnacle”) filed a suit against the Bluestone companies and a third party engineering firm in the U.S. District Court for the Southern District of Beckley, West Virginia. Pinnacle asserts claims against the defendants for negligence, strict liability, violation of the Federal Surface Mining Control and Reclamation Act, and injunctive relief. The case arises from mining activity conducted by Bluestone companies in the “safety zone” of a coal slurry impoundment maintained by Pinnacle. The parties filed a joint motion to stay, and the court granted the stay, which has allowed additional time for the regulatory agencies involved to determine what steps are necessary for remediation. A plan has been submitted by the defendants and was approved by the West Virginia Department of Environmental Protection (“WVDEP”). We are vigorously defending the matter and have asserted issues of comparative fault by the plaintiff and our engineering company at the time of the incident in November 2007. Currently, an evaluation of the likelihood of success on this case is not possible. The regulatory agency will ultimately determine the resolution of this matter. Although some initial indications from WVDEP suggested that grouting of the mine may be the required remediation, recent developments indicate that the remediation could be less extensive. If grouting would be determined to be necessary, the estimated cost could be $50.0 million. We have full indemnity on this claim from the previous owner of Bluestone in accordance with the terms of the acquisition agreement.

Commercial litigation

In May 2009, Suncoke served Bluestone with a claim for failure to perform its obligations under contracts to supply coal to Suncoke in 2008. Suncoke has not taken any further legal actions against us since that time. We are defending this claim on the grounds that Suncoke was able to cover the subject coal at no additional cost and that Suncoke was also in violation of its contractual obligations in 2008 for not accepting delivery of the tonnage as agreed under the supply contract. The maximum amount of this claim is $67.0 million. We have full indemnity on this claim from the previous owner of Bluestone in accordance with the terms of the acquisition agreement.

On November 27, 2008, Mechel Trading House filed a claim in the Chelyabinsk Region Arbitrazh Court to collect debt for supplies to MMK in the amount of 962.0 million rubles, plus interest in the amount of 39.0 million rubles. As MMK fully paid the debt, the proceedings with respect to this part of the debt were terminated. On February 27, 2009, the court ruled to collect only the outstanding interest in the amount of 36.0 million rubles. On March 24, 2009, MMK appealed the decision. On April 29, 2009 the court of appeal upheld the decision and dismissed the appeal. The enforcement order was submitted to the bailiff. On the same date, the decision of the court of appeal entered into force. MMK did not appeal the decision before the court of cassation. Mechel Trading House commenced enforcement proceedings and on June 19, 2009, MMK fully paid the outstanding interest.

On March 19, 2009, MMK filed a claim in court against Mechel Trading House seeking invalidation of its five-year coking coal concentrate supply contract on the grounds that the contract was not approved by MMK’s management board. On June 11, 2009, the court of first instance rendered a decision to deny the claim. MMK appealed this decision both in the court of appeal and in the court of cassation, however, MMK’s appeal was dismissed.

On May 20, 2009, Metalltrade filed a court claim against Mechel Trading House seeking to terminate its five-year coking coal concentrate supply contract. On January 13, 2010, the court denied the claim. Metalltrade did not appeal.

Bluestone is a defendant in a case brought in September 2008 in the Circuit Court of Ohio County by Mountain State Carbon, LLC. The lawsuit alleges breaches of contract, implied duty of good faith and fair dealing against Bluestone. Mountain State is claiming damages of $4.5 million. We have full indemnity on this claim from the previous owner of Bluestone in accordance with the terms of the acquisition agreement.

BNP Paribas litigation

On December 7, 2004, Mechel International Holdings and Mechel Metal Supply Limited entered into a credit facility agreement with BNP Paribas for the total amount of approximately $250.0 million to support supply operations of our subsidiaries Mechel International Holdings, Mechel Trading and its Baar Schaan Branch, Mechel Metal Supply Limited and Monte Shipping Limited. The facility was guaranteed by Mechel OAO. In late 2008-early 2009, BNP Paribas requested additional security under the facility agreement which we could not provide due to existing negative pledge obligations under our other facility agreements. In February 2009, BNP Paribas blocked approximately $52.0 million on the accounts of our subsidiaries Mechel International Holdings, Mechel Trading, Mechel Trading Baar Schaan Branch, Mechel Metal Supply Limited and Monte Shipping Limited to create additional security under the facility agreement which, we believed, was not permitted by the terms of credit facility agreement. On June 30, 2009, we filed a claim with the Geneva tribunal against BNP Paribas. On February 23, 2010, the dispute was settled by way of an amicable agreement; BNP Paribas released the blocked accounts and we withdrew our claim from the Geneva tribunal.

Currently, BNP Paribas has the right to retain on any of our accounts the amount totaling $3.4 million which is equivalent to BNP Paribas’s exposure under two bank guarantees it has issued in favor of our subsidiaries. Mechel International Holdings has undertaken to pay an amount of $75.1 million to a cash collateral account with BNP Paribas in seven equal monthly installments starting from June 1, 2010.

U.S. securities litigation

On April 8, 2009 a person who had been a holder of our ADSs during the period October 2007-July 2008 filed an action against us in the United States District Court for the Southern District of New York, alleging claims against us, our chief executive officer, our senior vice president and our senior vice president for finance as defendants. The case, Frederick v. Mechel OAO, No. 09 CV 3617, states claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934. The plaintiff’s claims arise from the FAS directive described above in “— Antimonopoly,” in which the FAS claimed that our pricing of coal concentrate of coking grades within the Russian Federation violated Russian antimonopoly laws and that, in addition, we used pricing mechanisms which could give rise to tax claims and the imposition of considerable sanctions on the part of the Russian government. The plaintiff in the class action alleges that we and our officers should have foreseen or did foresee these actions by the Russian authorities, and that the failure to disclose these risks constituted securities fraud under U.S. law. Lead plaintiffs have been appointed in the case, and the lead plaintiffs’ amended complaint, filed on February 10, 2010, seeks certification of a class comprising all those who purchased Mechel’s securities on the New York Stock Exchange between October 3, 2007 and July 25, 2008, and seeks imposition of unspecified damages. We have engaged counsel and we are contesting this lawsuit vigorously. Certain filings have been exchanged between the parties to the proceedings and on April 2, 2010, we moved the court to dismiss all the claims. The court will consider the case after it has been fully briefed. We express no opinion as to the likely outcome of the motion or of the case in general.

Dividend Distribution Policy

We will determine the amount of dividends payable on our common shares based on cash needs of our business, which will be influenced by the market situation, the level and availability of debt and the requirements of our capital investment program. In addition, our New Oriel Resources Facility Agreements and New Yakutugol Facility Agreements impose certain restrictions on the payment of dividends on common shares. See “Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

We calculate the amount of dividends payable on our preferred shares based on a formula which is fixed in our charter. See “Item 10. Additional Information — Description of Capital Stock — Dividends.”

The decision to pay dividends and the amount thereof must be recommended by our Board of Directors taking into account the Charter’s provisions and approved by our shareholders. The amount of dividends, if any, approved by the shareholders may not be higher than the amount proposed by the Board of Directors. In particular, dividends may be declared and paid only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

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

For a further description, please refer to “Item 10. Additional Information — Description of Capital Stock — Dividends.” See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries.”

On June 30, 2009, Mechel declared a dividend of 2.3 billion rubles for common shares and 4.21 billion rubles for preferred shares, which was paid in full as of December 31, 2009. On June 29, 2008, Mechel declared a dividend of 10.98 billion rubles for common shares, which was paid in full as of December 31, 2008. On June 29, 2007, Mechel declared a dividend of 8.2 billion rubles for common shares, which was paid in full as of December 31, 2007. In each case we could not pay dividends to those shareholders who did not provide us with their bank account details.

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

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2009.

Item 9.	The Offer and Listing

Our ADSs have been listed on the New York Stock Exchange under the symbol “MTL” since October 2004. Our common shares have been listed on the Russian Trading System (the “RTS”) under the symbol “MTLR” since June 2004, and in October 2008 were promoted to quotation list “A-2”. In December 2008, our common shares were admitted to trading on the Moscow Interbank Currency Exchange (“MICEX”) promoted to quotation list “A-1” in March 2009. Since the liquidity of our shares on MICEX is typically much higher than on RTS, in the table below starting from January 2009 we use MICEX data (conversion from rubles into U.S. dollars is made using the Central Bank of Russia exchange rate).

The following table sets forth the high and low closing prices per ADS and common share for: (1) the most recent six months; (2) the most recent nine quarters; and (3) all years following our initial public offering in 2004.

As of May 19, 2008, we changed the ratio of our common shares to ADSs from 3:1 to 1:1 by issuing two new ADSs for each ADS of record as of May 16, 2008. The ADS prices below have been recalculated to reflect the new ADS-to-common share ratio.

	ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)

March 2010	28.75	23.70	28.31	22.60
February 2010	24.62	19.72	22.91	18.73
January 2010	26.43	19.79	21.16	17.64
December 2009	20.23	17.57	16.49	16.10
November 2009	21.82	17.66	17.41	14.97
October 2009	21.70	16.23	17.81	14.99
First Quarter 2010	28.75	19.72	28.31	17.64
Fourth Quarter 2009	21.82	16.23	17.81	14.99
Third Quarter 2009	18.12	7.17	16.39	6.59
Second Quarter 2009	12.55	4.50	10.29	4.30
First Quarter 2009	5.73	2.57	5.23	2.29
Fourth Quarter 2008	17.19	3.66	17.75	4.10
Third Quarter 2008	48.72	16.92	39.00	15.75
Second Quarter 2008	57.62	40.34	45.50	33.00
First Quarter 2008	46.82	27.62	43.00	20.00
2009	21.82	2.57	17.81	2.29
2008	57.62	3.66	45.00	4.10
2007	34.63	7.91	25.71	8.30
2006	10.32	6.34	10.20	6.25
2005	12.17	7.02	11.20	7.75
2004	7.48	5.26	17.00	0.36

Item 10.	Additional Information

Charter and Certain Requirements of Russian Legislation

We describe below our registered common shares, the material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to this document, to review its complete terms.

Our Purpose

Article 4.1 of our charter provides that our primary purpose is to earn profit, as well as to provide the highest-quality products and services for our customers.

Description of Capital Stock

General

Pursuant to our charter, as amended, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 555,027,660 shares, including 416,270,745 common shares, each with a nominal value of 10 rubles, and 138,756,915 preferred shares, each with a nominal value of 10 rubles, all of which are fully paid, issued and outstanding under Russian law. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors, provided that such disposals are not major or interested party transactions. Currently, our wholly-owned subsidiary Skyblock Limited holds 55,502,766 preferred shares. The shares are considered to be treasury shares for the purposes of our U.S. GAAP consolidated financial statements.

Currently, we have more than 1,000 holders of voting shares, which determines the applicability of certain provisions of the Joint-Stock Companies Law, as described below. Deutsche Bank Trust Company Americas is considered under Russian law to be the sole holder of all of the shares underlying our ADSs and GDSs.

A resolution of our board of directors dated May 14, 2008 approved an increase in our charter capital through the issuance of 55,000,000 preferred shares with a nominal value of 10 rubles. On September 19, 2008, our Board of Directors amended its resolution to increase the number of preferred shares being issued to 138,756,915 preferred shares which is the maximum number of preferred shares authorized by our charter. The decision to issue 138,756,915 preferred shares was registered with the FFMS on October 23, 2008. On April 2, 2009, we placed all 138,756,915 of the preferred shares authorized for issuance at the placement price of 10 rubles per share. All the preferred shares were taken up by our wholly-owned subsidiary Skyblock Limited, which was the sole offeree. A report on the placement of the preferred shares was registered with the FFMS on April 14, 2009. We transferred 83,254,149 preferred shares to the sellers of 100% of the shares and interest of Bluestone Industries, Inc., Dynamic Energy, Inc. and JCJ Coal Group, LLC and certain other companies as part of the consideration in our acquisition of the Bluestone. Our preferred shares are not convertible into common shares, bonds or other securities of Mechel.

Rights attaching to common shares

Holders of our common shares have the right to vote at all shareholder meetings. As required by the Joint-Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

•	freely transfer the shares without the consent of other shareholders or the company;

•	receive dividends in accordance with our charter and current legislation;

•	participate in shareholders’ meetings and vote on all matters of shareholders’ competence;

•	transfer voting rights to its representative on the basis of a power of attorney;

•	elect and be elected to the governing and controlling bodies of the company;

•	if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals to the agenda of the annual shareholders’ meeting and nominate candidates to our board of directors, review commission and counting commission;

•	if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary shareholders’ meeting or an unscheduled audit by our review commission or an independent auditor;

•	demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•	our reorganization;

•	conclusion of a major transaction, as defined under Russian law; and

•	amendment of our charter or approval of a new version of our charter that restricts the holder’s rights;

•	upon liquidation, receive a proportionate amount of our property after our obligations to our creditors are fulfilled;

•	have access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have free access to accounting documents; and

•	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meetings approved in accordance with its competence.

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

Pre-emptive rights

The Joint-Stock Companies Law and our charter provide existing shareholders with a pre-emptive right to purchase shares or securities convertible into shares in an amount proportionate to their existing holding of shares of the same category as the newly issued shares. In addition, the Joint-Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to placement of shares or securities convertible into shares through a closed subscription among existing shareholders only, provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must provide shareholders with written notice of the proposed placement of shares at least 45 days prior to the offering, during which time shareholders may exercise their pre-emptive rights.

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

The Joint-Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•	the charter capital of the company has been paid in full;

•	the value of the company’s net assets is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company;

•	the company has repurchased all shares from shareholders who demanded repurchase; and

•	the company is not, and would not become, insolvent as the result of the proposed dividend payment.

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

For the purpose of calculating the amount of dividends for preferred shares, we convert our net profit under the applicable international accounting standards into rubles using the official exchange rate of the CBR as of the date the board of directors decides to recommend the amount of dividends for the preferred shares.

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

Liability of shareholders

The Civil Code and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of a joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is called an “effective parent.” The entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such entities; and

•	the effective parent gives binding instructions to the effective subsidiary based on the above-mentioned decision-making capability.

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

The Joint-Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value, except in limited circumstances where: (1) existing shareholders exercise a pre-emptive right to purchase shares at not less than 90% of the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an independent appraiser.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint-stock company. These procedures require:

•	taking a decision on share placement and approving the resolution on share issuance;

•	registration of a share issuance with the FFMS;

•	following the placement of the shares, registration and public disclosure of the results of the placement of shares; and

•	public disclosure of information relating to the share issuance.

Capital decrease; share buy-backs

The Joint-Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint-stock company. The Joint-Stock Companies Law and our charter require that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made at a shareholders’ meeting. Additionally, within three business days after taking the decision to reduce our charter capital, we must notify this decision to the authority which carries out state registration of legal entities and publish this decision twice with a monthly interval. Within 30 days of the latest of such publications, our creditors, whose claim rights had occurred prior to the publication, would then have the right to accelerate our indebtedness and to demand reimbursement of applicable damages.

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

The Joint-Stock Companies Law allows us to repurchase our shares only if:

•	our charter capital is paid in full;

•	we are not and would not become, insolvent as a result of the repurchase;

•	the value of our net assets is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares;

•	we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below; and

•	the charter capital has been decreased by acquiring a part of the shares with the view to reduce their total number, provided that following such decrease the charter capital has not become lower than the minimum amount of the charter capital set forth by the Joint-Stock Companies Law (which is equal to 100,000 rubles).

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

Registration and transfer of shares

Russian legislation requires that a joint-stock company maintain a register of its shareholders. Ownership of our registered common shares is evidenced solely by entries made in such register. Any of our shareholders registered in a register may obtain an extract from our register certifying the number of shares that such shareholder holds. Since September 2, 2008, Registrar NIKoil OAO (“Registrar NIKoil”) has maintained our shareholder register, replacing Regional Independent Registrar Agency OAO.

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

General Meetings of Shareholders

Procedure

The powers of a shareholders’ meeting are set forth in the Joint-Stock Companies Law and in our charter. A shareholders’ meeting may not decide issues that are not included in the list of its competence by the Joint-Stock Companies Law and our charter. Among the issues which the shareholders have the exclusive power to decide are:

•	charter amendments;

•	reorganizations or liquidations;

•	election and early removal of the members of the board of directors;

•	determination of the number, nominal value and type of authorized shares and rights granted by such shares;

•	changes in the company’s charter capital;

•	appointment and early removal of the members of our review commission and counting commission;

•	approval of our external auditor;

•	approval of certain interested party transactions (the value of which is 2% or more of the balance sheet value of the company’s assets) and major transactions (the value of which is more than 50% of the balance sheet value of the company’s assets);

•	distribution of profits and losses, including approval of dividends;

•	decisions on our participation in commercial or industrial groups or other associations of commercial entities;

•	redemption by the company of issued shares in cases provided for by the Joint-Stock Companies Law;

•	approval of certain internal documents regulating the activity of our governing bodies; and

•	other issues, as provided by the Joint-Stock Companies Law and our charter.

Voting at a shareholders’ meeting is generally carried out on the principle of one vote per voting share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting stock present at a shareholders’ meeting. However, Russian law requires a three-quarters majority vote of the voting stock present at a shareholders’ meeting to approve the following:

•	charter amendments;

•	reorganizations or liquidations;

•	major transactions involving assets in excess of 50% of the balance sheet value of the company’s assets;

•	determination of the number, nominal value and category (type) of authorized shares and the rights granted by such shares;

•	repurchase by the company of its issued shares;

•	any issuance of shares or securities convertible into common shares by closed subscription;

•	issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares; and

•	a decrease of charter capital by means of a change in the nominal value of shares.

The quorum requirement for our shareholders meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the quorum requirement is not met, another shareholders’ meeting with the same agenda may (and, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

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

A general meeting of shareholders may be held in a form of a meeting or by an absentee ballot. The form of a meeting contemplates the adoption of resolutions by the shareholders’ meeting through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A shareholders’ meeting by absentee ballot contemplates the determination of shareholders’ opinions on issues on the agenda by means of a written poll.

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

Notice and participation

All shareholders entitled to participate in a shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting or, if the company’s charter determines it, by publishing a notice of the meeting in a printed publication. However, if it is an extraordinary shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of a reorganized company, shareholders must be notified (by printed publication) at least 70 days prior to the date of the meeting. Under our charter, we may either provide notice by mail to our shareholders or publish a notice in Rossiyskaya Gazeta, an official newspaper founded by the Russian government. Only those items that were set out in the agenda may be voted upon at a shareholders’ meeting.

The list of shareholders entitled to participate in a shareholders’ meeting is compiled on the basis of the data in our shareholder register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the board of directors, not more than 85 days before the date of the meeting).

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

The Joint-Stock Companies Law generally prohibits the board of directors from acting on issues that fall within the exclusive competence of the shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

•	determination of our business priorities and approving our annual and quarterly budget;

•	convening annual and extraordinary shareholders’ meetings, except in certain circumstances specified in the Joint-Stock Companies Law;

•	approval of the agenda of the shareholders’ meeting and determination of the record date for shareholders entitled to participate in a shareholders’ meeting;

•	placement of our bonds and other securities, except in certain circumstances specified in the Joint-Stock Companies Law and our charter;

•	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint-Stock Companies Law;

•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint-Stock Companies Law;

•	appointment of the general director and members of the management board, and early termination of their powers and the establishment of their compensation;

•	recommendation to the general shareholders’ meeting on the amount of a dividend and the payment procedure thereof;

•	recommendation on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•	the use of our reserve fund and other funds;

•	the creation and liquidation of branches and representative offices;

•	approval of internal documents, except for those documents whose approval falls within the competence of the company’s shareholders or general director or the management board;

•	approval of major and interested party transactions in the cases provided for by the Joint-Stock Companies Law;

•	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

•	approval of decisions on securities issuances and of the prospectus relating to such securities issuances, as well as of reports on the results of such securities issuances;

•	approval of our share registrar; and

•	other issues, as provided for by the Joint-Stock Companies Law and our charter.

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

Management Board

In August 2007, an extraordinary shareholders’ meeting approved the “Bylaw on the collegial executive body (Management Board).” The management board created by this bylaw engages in discussions regarding important corporate issues and makes recommendations to our board of directors. The management board is regulated under our charter and the relevant bylaws. The management board’s size is defined by the board of directors, and it is comprised of senior management of Mechel and our subsidiaries, with each member of the management board elected by the board of directors. A meeting of the management board is quorate if at least half of its members participate in the meeting.

The management board decides on the following issues, among others:

•	developing and submitting to the board of directors plans and drafts regarding the development strategy of our businesses;

•	reporting to the board of directors on the realization of investment projects in the amount of more than $30 million;

•	developing and introducing to the board of directors investment projects in the amount of more than $50 million;

•	submitting to the board of directors proposals on bonds placement and acquisitions;

•	approving annual and long-term investment programs;

•	approving transactions related to disposals by the company of capital assets with a value of between 10% to 25% of the balance sheet assets of the company;

•	making decisions regarding the exercise of our rights as a shareholder or a participant of other entities;

•	making recommendations on certain matters relating to the management of our subsidiaries;

•	developing and establishing methods of compensation and monetary motivation for our employees; and

•	other issues related to our day-to-day business referred to the management board by its chairman, the board of directors or by a shareholder holding not less than 20% of our voting shares.

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

The general director is appointed by the board of directors for a period of one year. The term of office runs from the time of his appointment until such time as a general director is appointed by the board of directors one year later. The general director may be re-appointed an unlimited number of times. If, for any reason, a new general director is not elected (e.g., no candidate is nominated within the periods and in the manner provided by our charter, all candidates withdraw their candidacies, no candidate receives the required number of votes, elections are not held due to a lack of quorum of the board of directors or for other reasons), the authority of the current general director shall be extended until such time as a new individual executive body is elected or re-elected.

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

Interested Party Transactions

Under the Joint-Stock Companies Law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors or member of any executive body of the company, any person that owns, together with its affiliates, at least 20% of a company’s issued voting stock or any person who is able to direct the actions of the company, if that person, and/or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

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

The approval of interested party transactions is not required in the following instances:

•	the company has only one shareholder that simultaneously performs the functions of the executive body of the company;

•	all shareholders of the company are deemed interested in such transactions;

•	the transactions arise from the shareholders executing their pre-emptive rights to purchase newly issued shares of the company;

•	the transactions arise from the repurchase, whether mandatory or not, by the company of the issued shares;

•	the company is merging with or into another company; or

•	the company is required by federal legislation to enter into the transaction, and settlements under such transaction are made pursuant to fixed rate schedules and prices established by appropriate state authorities.

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

Major Transactions

The Joint-Stock Companies Law defines a “major transaction” as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares by means of subscription (disposal). Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of the voting stock at a shareholders’ meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of the voting stock held by shareholders present at the general shareholders’ meeting.

For information on our controlling shareholder’s potential ability to approve major transactions see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters.”

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•	A person intending to acquire more than 30% of an open joint-stock company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of shares of the same class.

•	A person that has acquired more than 30% of an open joint-stock company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers, provided, however, that such previous voluntary offer was made in compliance with certain requirements of the Joint Stock Companies Law applicable to mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price which is not less than the price determined based on a weighted market price of the shares for the previous six months, or at a price not less than the market price, which must be determined by an independent appraiser if the shares have an insufficient or non-existent trading history. From the moment of acquisition of more than 30% of the shares until the moment the of sending of an offer to the company, the person making the offer and its affiliates will be able to vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding common shares and voting preferred shares.

•	A person that, as a result of such a voluntary or mandatory offer, becomes (individually or with its affiliates) the owner of more than 95% of the company’s common shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price not less than the prices of the preceding acquisition by the offeror. The offeror is entitled to require the holders of the remaining shares of the company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares of the company as a result of acceptance by other shareholders of the voluntary or mandatory tender offer as described above.

•	An offer of the kind described in any of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If securities are listed on a stock exchange, prior notice of the offer must be filed with the FFMS; otherwise, notice must be filed with the FFMS no later than the date of the offer. The FFMS may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

•	Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares, issuance of securities convertible into shares, including options of an open joint-stock company, approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a company as determined under Russian

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

Approval of the Russian Federal Antimonopoly Service

Pursuant to the Competition Law, acquisitions of voting shares of a joint-stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under Russian accounting standards, or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of shareholders defined under Russian law) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, or obtaining rights to determine the conditions of business activity of an entity or to exercise the authorities of its executive body must be approved in advance by the FAS. Such transactions executed between members of a group of companies may require only a subsequent notification to the FAS if prior notification about the members of the group of companies has been filed with the FAS and the information contained in this notification is still accurate as of the date of the relevant transaction and had not been changed within 30 days from the date of group’s disclosure and prior to the date of the transaction’s settlement. See “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — Antimonopoly regulation.”

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

Under the Strategic Industries Law, any foreign investor or group of companies is required to notify Russian authorities on its acquisition of 5% or more of the charter capital of a Strategic Company.

The FAS is the federal executive authority for execution of control over making foreign investments in the Russian Federation. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments” and “Item 4. Information on the Company — Regulatory Matters — Russian Regulation — The Strategic Industries Law.”

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

Restrictions on Remittance to Non-residents

The Federal Law “On Foreign Investments in the Russian Federation,” dated July 9, 1999, as amended, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may affect investors’ ability to do so. Ruble dividends on common shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. In addition, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws so long as the buyer is not a Russian resident for currency control purposes.

Taxation

The following discussion is not intended as tax advice to any particular investor. No opinion of counsel will be issued with respect to the following discussion and, therefore, such discussion is not based on an opinion of counsel. It is also not a complete analysis or listing of all potential U.S. federal or Russian income and withholding tax consequences of ownership of common shares or ADSs. We urge such holders to consult their tax advisers regarding the specific U.S. federal, state and local and Russian tax consequences of the ownership and disposition of the common shares or ADSs, including their eligibility for the benefits of a double tax treaty between the Russian Federation and their country of residence, in light of their particular facts and circumstances, as well as the applicability and effect of state, regional and local tax laws and foreign tax law.

Russian Income and Withholding Tax Considerations

The following is a summary of certain Russian tax considerations relevant to payments to Russian resident and non-resident holders of the common shares and the ADSs and to the purchase, ownership and disposition of the common shares and the ADSs by Russian resident and non-resident holders. This summary is based on the laws of Russia in effect as of the date of this document. The discussion with respect to Russian legislation is based on our understanding of current Russian law and tax rules, which are subject to frequent change and varying interpretations.

This summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there might be practical difficulties involved in claiming relief under an applicable double tax treaty. You should consult your own professional advisors regarding the tax consequences of investing in the common shares and ADSs. No representations with respect to the Russian tax consequences to any particular holder are made hereby.

The Russian tax rules applicable to ADSs are characterized by uncertainties and by an absence of special provisions with respect to transactions involving ADSs. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets and a more developed taxation system. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectors.

For the purposes of this summary, a “Russian resident holder” means: (1) an individual holder of the common shares and ADSs, actually present in the Russian Federation for 183 days or more in 12 consecutive months; or (2) an organization, organized under Russian law; or (3) an organization, organized under a foreign law, that holds and disposes of the common shares and ADSs through its permanent establishment in Russia. Individual presence in Russia is not considered interrupted if an individual departs for short periods (less than six months) for the purpose of medical treatment or education.

For the purposes of this summary, a “non-resident holder” is a holder of the common shares or ADSs which is not qualified to be a Russian resident holder as defined in the previous paragraph.

Taxation of acquisition of the common shares and ADSs

No Russian tax implications should arise for holders of the common shares and ADSs upon purchase of the common shares and ADSs. However, under the certain conditions a taxable material gain may arise for individuals if the common shares and ADSs are purchased at a price below the deemed market value.

Taxation of dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and remit the amount of tax due to the Russian Federation state budget. However, the applicable withholding tax rate will depend on the status of the dividend’s recipient.

Russian resident holders

Common shares

Dividends paid to a Russian resident holder of the common shares that is a Russian organization or an individual will be generally subject to Russian withholding tax at the rate of 9%. Dividends received by Russian organizations are subject to withholding tax at the rate of 0% providing the following conditions have been met: (i) the recipient organization constantly owns for a period of 365 calendar days or more at least 50% of participation shares in the share capital of the paying organization or share depositary receipts qualifying for dividends equal to at least 50% of the total amount of dividends paid by the organization, and (ii) the acquisition cost of participation or depositary receipts is not less than 500 million rubles. However it is difficult to predict how the Russian tax authorities may interpret the conditions listed above. Therefore, there can be no assurance that the 0% withholding tax rate will apply.

The effective rate of this tax may be lower than 9% owing to the fact that generally this tax should be calculated by multiplying the basic tax rate (9%) by the difference between (i) the dividends to be distributed by us to our shareholders (other than to non-resident companies and non-resident individuals), and (ii) dividends collected by us in the current and preceding tax periods from other Russian persons (except for dividends which are taxable at the rate of 0% under the current Russian tax law).

According to clarifications issued by the Russian tax authorities, it may be possible to claim that the reduced withholding tax rate should apply to dividends paid to a Russian permanent establishment of a foreign organization, based on non-discrimination provisions of a double tax treaty between Russia and the country of tax residency of the respective foreign organization. However, as the Russian Tax Code does not specifically provide for the application of the reduced tax rate in such situations and the application of treaty-based non-discrimination cases is still rare in Russian tax practice, no assurance can be given that any claims for application of the reduced tax rate would not be challenged by the Russian tax authorities, hence it is likely that 15% withholding tax rate would be applied by us.

ADSs

There are uncertainties in relation to withholding tax on dividends payable to Russian resident holders of ADSs primarily because the taxation of dividends payable under ADSs is not specifically addressed under Russian tax law. In the absence of any official interpretative guidance and, as the depositary (and not the holders of the ADSs) is the legal holder of common shares under Russian law, we will be likely to withhold tax at a domestic rate of 15% applicable to dividends payable to non-resident holders (as described below). Upon receiving dividends, Russian holders which are organizations may be required to pay additional Russian profits tax at the rate of 9% (the rate applied to dividends received from non-residents) or 20% (if the income received will not be recognized as dividends) while Russian holders who are individuals may be required to pay Russian personal income tax at the rate of 9% or 13% (the higher rate applies if the income received will not be recognized as a dividend for Russian tax purposes). There is also no established procedure providing for the refund of tax withheld from dividends payable through the Depositary to Russian resident holders of ADSs. Accordingly, Russian residents are urged to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of the ADSs.

Non-resident holders

Common shares

Dividends paid to a non-resident holder of common shares will generally be subject to Russian withholding tax, which we will withhold. Under Russian domestic law dividends paid to a non-resident holder, which is an organization or individual will be subject to Russian withholding tax at a rate of 15%. Withholding tax on dividends may be generally reduced under the terms of a double tax treaty between the Russian Federation and the country of tax treaty residence of a non-resident holder of the common shares.

ADSs

Comments provided in the previous section (see “ — Taxation of dividends — non-resident holders — Common shares”) are also applicable to ADSs. Notwithstanding the foregoing, treaty relief for dividends received may not be available to non-resident holders of ADSs. The Ministry of Finance of the Russian Federation repeatedly expressed an opinion in their private responses that depositary receipt holders (rather than the Depositary) should be treated as the beneficial owners of dividends for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the depositary receipt holders are duly confirmed. However, in the absence of any specific provisions in Russian tax legislation with respect to taxation of dividends attributable to GDR holders, it is unclear how the Russian tax authorities and courts would ultimately treat the GDR holders in this regard. Moreover, from a practical perspective, it may not be possible for the Depositary to collect residence confirmations from all GDR holders and to submit such information to us and, in addition, we may be unaware of the exact amount of income payable to each particular holder.

Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “ — Tax treaty procedures” below.

The following should be noted with respect to individuals who are non-resident holders of ADSs. We will not be able to act as a tax agent for these individuals and will not be able to withhold personal income tax with respect to such dividend payments. We may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the Depositary. In practice, it may be impossible to apply a beneficial withholding tax rate in advance with respect to payments made in favor of individuals, as documentation is to be first provided to the tax authorities to obtain their approval for the double tax treaty relief. Individuals who are non-resident holders of ADSs will then be obliged to submit a personal tax return to the Russian tax authorities. When submitting the tax return, individuals may claim an application of the reduced rates of withholding tax established by the respective international double tax treaties, provided that the procedures described in “ — Tax treaty procedures” are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome. In practice, the tax authorities may not take into account the 15% tax withheld from payment of dividends to the Depositary, as the tax authorities are unlikely to treat the 15% withholding tax as a tax liability of individual holders. Therefore, it is possible that non-resident holders may be subject to up to a 45% effective tax on dividends accrued on shares held on deposit, i.e. 15% income tax withheld by us plus 30% Russian personal income tax payable on the self-assessment basis.

The dividends taxation rate may be reduced to 5% or 10% under the United States-Russia income tax treaty for U.S. Non-Resident holders; a 10% rate applies to dividends paid to U.S. holders owning less than 10% of the entity’s outstanding shares and 5% for U.S. holders, which are legal entities, owning 10% or more of the entity’s outstanding shares. Under current regulations, authorization from the Russian tax authorities is not required to allow us to withhold at reduced rates under applicable double tax treaties provided that all other requirements are met. See “— Tax treaty procedures.”

If a U.S. Non-Resident holder does not provide to us appropriate evidence of U.S. residency before the dividend payment date, we are required to withhold tax at the full rate. In this case, U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty may claim a refund from the Russian tax authorities within three years. There is significant uncertainty regarding the availability and timing of such refunds.

Taxation of capital gains

The following sections summarize the taxation of capital gains in respect of the disposition of the common shares and ADSs.

Russian resident holders

As the Russian legislation related to taxation of capital gains derived by Russian resident holders (including organizations and individuals) in connection with ADSs is not entirely clear, we urge Russian residents to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of ADSs.

Organizations

Capital gains arising from the sale of the common shares and ADSs by a Russian resident holder that is an organization will be taxable at the regular Russian corporate income tax rate of 20%. Russian tax legislation contains a requirement that a profit arising from activities connected with securities quoted on a stock exchange must be calculated and accounted for separately from a profit from activities connected with securities that are not quoted on a stock exchange and from other profits. Therefore, Russian resident holders may be able to apply losses arising in respect of the listed common shares and the ADSs to offset capital gains, or as a carry-forward amount to offset future capital gains, from the sale, exchange or other disposition of securities quoted on a stock exchange and, in respect of the non-listed ADSs, from the sale, exchange or other disposition of securities not quoted on a stock exchange. Special tax rules apply to Russian organizations that hold a broker and/or dealer license.

The Russian Tax Code also establishes special rules for the calculation of the tax base for the purposes of transactions with securities.

Individuals

Capital gains arising from the sale, exchange or other disposition of the common shares and ADSs by individuals who are Russian resident holders must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13%.

The income in respect of sale of the common shares or the ADSs by an individual is calculated as sale proceeds less documented expenses related to the purchase of these securities (including cost of securities and expenses associated with purchase, safe-keeping and sale of these securities).

Under Russian law, the acquisition value can be deducted at the source of the payment, if the sale was made by a holder through a professional trustee, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. This professional trustee, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the individual and tax withheld upon the sale of the common shares and ADSs not later than April 1 of the year following the reporting year.

Non-resident holders

Organizations

Capital gains arising from the sale, exchange or other disposition of the common shares and ADSs by organizations that are non-resident holders should not be subject to tax in Russia if immovable property located in Russia constitutes 50% or less of our assets. If more than 50% of our assets were to consist of immovable property located in Russia, organizations that are non-resident holders of the common shares and ADSs should be subject (except as described below) to a 20% withholding tax on the gross proceeds from sale, exchange or other disposition of the common shares and ADSs or 20% withholding tax on the difference between the sales, exchange or other disposition price and the acquisition costs of the common shares and ADSs.

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis, and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the Company’s assets as at the date of the sale of common shares and ADSs by non-residents. Certain international double tax treaties may provide for protection from the Russian taxation in such instances.

Where the common shares and ADSs are sold by organizations to persons other than a Russian company or a foreign company with a registered permanent establishment in Russia, even if the resulting capital gain is considered taxable in Russia, there is currently no mechanism under which the purchaser will be able to withhold the tax and remit it to the Russian budget.

Individuals

The taxation of the income of non-resident individuals depends on whether the income is received from Russian or non-Russian sources. Russian tax law considers the place of sale as an indicator of source. Accordingly, the sale of the common shares and ADSs outside of Russia by individuals who are non-resident holders should not be considered Russian source income and, therefore, should not be taxable in Russia. However the Russian tax law gives no clear indication as to how the place of sale of the common shares and ADSs should be defined in this respect. Therefore, the Russian tax authorities may have a certain amount of flexibility in concluding whether a transaction is within Russia or outside of Russia.

The sale, exchange or other disposal of the common shares and the ADSs by non-resident holders in Russia will be considered Russian source income and will be subject to tax at the rate of 30% on the difference between the sales price and the acquisition value of such common shares and ADSs as well as other documented expenses, such as depositary expenses and broker fees, among others. Under Russian law, the acquisition value can only be deducted at the source of the payment if the sale was made by a non-resident holder through a professional trust manager, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. Such professional trust manager, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the non-resident individual and tax withheld upon the sale of the common shares and ADSs not later than on April 1 of the year following the reporting year.

Otherwise, if the sale is made to other organizations and individuals, generally no withholding needs to be made and the non-resident holder will have an obligation to file a tax return, report his realized income and apply for a deduction of acquisition expenses (which includes filing of support documentation).

Although Russian tax law imposes this responsibility only on professional trust manager, brokers or dealers, in practice, the tax authorities may require Russian organizations or foreign companies with a permanent establishment in Russia that are not professional trust manager, dealers or brokers to act as tax agents and withhold the applicable tax when purchasing securities from non-resident individuals.

Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

In some circumstances, a non-resident holder may be exempt from Russian personal income tax on the sale, exchange or other disposition of the common shares and ADSs under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. Under the United States-Russia income tax treaty, capital gains from the sale of the common shares and/or ADSs by U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (as the term “fixed assets” is used in the Russian version of the United States-Russia Tax Treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States-Russia Tax Treaty in relation to capital gains resulting from the sale, exchange or other disposition of the common shares and/or ADSs. Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

In order to apply the provisions of relevant double tax treaties, the individual holders should receive clearance from the Russian tax authorities as described below. See “ — Tax treaty procedures” below.

Tax treaty procedures

The Russian Tax Code does not contain a requirement that a non-resident holder that is an organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident organization seeking to obtain relief from Russian withholding tax under a tax treaty must provide to a tax agent (i.e. the entity paying income to a non-resident) a confirmation of its tax treaty residence that complies with the applicable requirements in advance of receiving the relevant income.

In accordance with the Russian Tax Code, a non-resident holder who is an individual must present to the tax authorities a document confirming his residency in his home country and also other supporting documentation including a statement confirming the income received and the tax paid offshore, confirmed by the foreign tax authorities. Technically, such a requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence. Therefore advance relief from withholding taxes for individuals will generally be impossible as it is very unlikely that the supporting documentation for the treaty relief can be provided to the tax authorities and approval from the latter obtained before the year end. A non-resident holder who is an individual may apply for treaty-based benefits within one year following the end of the tax period in which the relevant income was received.

If a non-resident holder that is an organization does not obtain double tax treaty relief at the time that income or gains are realized and tax is withheld by a Russian tax agent, the non-resident holder may apply for a refund within three years from the end of the tax period (a calendar year) in which the tax was withheld. To process a claim for a refund, the Russian tax authorities require: (1) a confirmation of the tax treaty residence of the non-resident at the time the income was paid, (2) an application for the refund of the tax withheld in a format provided by the Russian tax authorities, and (3) copies of the relevant contracts under which the foreign entity received income as well as payment documents confirming the payment of the tax withheld to the Russian budget (Form 1012DT for dividends and interest and Form 1011DT for other income are designed by the Russian tax authorities to combine requirements (i) and (ii) specified above and recommended for application). The Russian tax authorities may require a Russian translation of the above documents if they are prepared in a foreign language. The refund of the tax withheld should be granted within one month of the filing of the above set of documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

The procedures referred to above may be more complicated with respect to ADSs, because Russian tax law does not specifically address taxation and tax treaty procedures for dividends payable under ADSs. Thus, no assurance can be given that we will be able to apply the respective double tax treaties when paying dividends to non-resident holders.

A resident of the United States who is fully eligible for benefits under the United States-Russia income tax treaty is referred to in this “Taxation in the Russian Federation” section as a “U.S. holder.” Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, a person generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if such person is:

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

Neither the depositary nor we will have any obligation to assist a U.S. holder of common shares or ADSs with the completion and filing of any tax forms.

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of common shares or ADSs by a “U.S. Holder.” Solely for purposes of the “— U.S. Federal Income Tax Considerations” section, a U.S. Holder is a beneficial owner of ADSs or common shares that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in place to be treated as a United States person.

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

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers in stocks, securities, or currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold common shares or ADSs through pass-through entities; (viii) holders that are not U.S. Holders; (ix) holders that own (directly, indirectly or constructively) 10% or more of the voting stock of the Issuer; (x) investors that hold common shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xi) investors that have a functional currency other than the U.S. dollar and (xii) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address tax consequences applicable to holders of equity interests in a holder of the common shares or ADSs, U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary only addresses investors that will acquire common shares or ADSs in the offering, and it assumes that investors will hold their common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).

U.S. Holders of ADSs should be treated for U.S. federal income tax purposes as owners of the underlying common shares represented by those ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below should apply equally to U.S. Holders of ADSs and common shares.

This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the “Code”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretation or change (possibly with retroactive effect), and the United States-Russia income tax treaty.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

Investors should consult their tax advisers as to the consequences under U.S. federal, estate, gift, state, local and applicable non-U.S. tax laws of the purchase, ownership and disposition of common shares and ADSs.

Taxation of dividends on common shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. For taxable years beginning before January 1, 2011, certain dividends received by non-corporate U.S. Holders should be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to common shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). We will be a qualified foreign corporation if we are eligible for the benefits of the United States-Russia income tax treaty. Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or common shares. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in common shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares or ADSs. We do not intend to calculate our earnings and profits for

U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to common shares or ADSs generally will be reported to them as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

Russian withholding tax under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for a U.S. foreign tax credit against the U.S. federal income tax liability of the U.S. Holder or, at the election of the U.S. Holder, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying common shares represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for a U.S. foreign tax credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the applicable rate under the United States-Russia income tax treaty, a U.S. foreign tax credit for the excess amount may not be allowed to be claimed, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

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

Deposits and withdrawals of common shares by U.S. Holders in exchange for ADSs should not result in the realization of gain or loss for U.S. federal income tax purposes.

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

If a U.S. Holder receives any foreign currency on the sale or other disposition of common shares or ADSs, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale or other disposition if (1) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the common shares or ADSs are treated as being “traded on an established securities market” or (2) such settlement date is also the date of such sale or other disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its tax adviser regarding the U.S. federal income tax consequences of receiving foreign currency from the sale or other disposition of common shares or ADSs.

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets (based on an average of the quarterly values of the assets) that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2009, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, the PFIC determination is made annually and may involve facts that are not within our control. If we were a PFIC, materially adverse U.S. federal income tax consequences could result for U.S. Holders. Investors should consult their tax advisers as to the consequences of an investment in a PFIC.

Information reporting and backup withholding

Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, common shares or ADSs. Backup withholding may apply if a U.S. Holder: (1) fails to furnish its taxpayer identification number (“TIN”), which, in the case of an individual, is his or her social security number; (2) fails to provide certification of exempt status; (3) is notified by the IRS that he has failed properly to report payments of interest and dividends; (4) under certain circumstances, fails to certify, under penalties of perjury, that he has furnished a correct TIN or we have been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (5) otherwise fails to comply with the applicable requirements of the backup withholding rules. U.S. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing all required information.

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

Glossary

Blast furnace:  A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt iron from ore. Its name comes from the “blast” of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

Carbon steel:  A type of steel generally having no specified minimum quantity of any alloying element and containing only an incidental amount of any element other than carbon, silicon, manganese, copper, sulfur and phosphorus.

CIF:  Cost, Insurance and Freight, a commercial term pursuant to which the seller must pay the costs and freight necessary to bring the goods to the named port of destination but the risk of loss or damage to the goods, as well as any additional costs due to events occurring after the time of delivery, are transferred from the seller to the buyer.

Coils:  Steel sheet that has been wound. A slab, once rolled in a hot-strip mill, can be more than one mile long; coils are the most efficient way to store and transport sheet steel.

Continuous casting:  A method of pouring steel directly from a ladle through a tundish into a mold, shaped to form billets or slabs. Continuous casting avoids the need for blooming mills for rolling billets into slabs. Continuous cast metal solidifies in a few minutes, versus several hours for an ingot. As a result of this, the chemical composition and mechanical properties are more uniform.

FCA:  Free Carrier, a commercial term pursuant to which the seller must deliver the goods, cleared for export, to the carrier nominated by the buyer at the named place. Costs for transportation and risk of loss transfer to the buyer after delivery to the carrier.

Flat-rolled steel/Flat products:  Category of steel that includes sheet, strip and tin plate, among others.

FOB:  Free on Board, a commercial term pursuant to which the buyer bears all costs and risks of loss of or damage to the goods from the point the goods pass the ship’s rail at the named point of shipment.

Galvanized steel:  Steel coated with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, fencing wire, etc. Sheet steel normally must be cold-rolled prior to galvanizing. Galvanized steel is subdivided into hot-dipped galvanized and electrogalvanized steel.

Hot rolled:  Product that is sold in its “as-produced” state off the hot mill with no additional treatment, aside from being pickled and oiled (if specified).

Magnetic separator:  A device used in a process when magnetically susceptible mineral is separated from gangue minerals by applying a strong magnetic field.

Non-reserve mineral deposits:  A mineral deposit that is a coal-, iron-, nickel-, chrome- or limestone-bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points. However, this coal, iron, nickel, chrome or limestone deposit does not qualify as a commercially viable coal, iron, nickel, chrome or limestone reserve as prescribed by SEC standards until a final comprehensive evaluation based upon unit cost per tonne, recoverability and other material factors concludes legal and economic feasibility. In particular, our non-reserve mineral deposits meet the SEC’s economic feasibility standard but do not qualify as mineral reserves because the deposits are either contained within the license boundary but are scheduled to be extracted beyond the license period or are adjacent but not contained within the license boundary. In both such cases, we intend to obtain the legal right to extract such deposits in the future. See “Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or renew necessary licenses and permits or fail to comply with the terms of our licenses and permits” and “Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.”

Pipes:  A tube used to transport fluids or gases. Pipe and tube are often used interchangeably, with a given label applied primarily as a matter of historical use.

Probable reserves:  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves:  Reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Raw Steel:  Steel in primary form of hot molten metal.

Rebar or Reinforcement bar:  A commodity-grade steel used to strengthen concrete in highway and building construction.

Reserve:  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rolled steel (products):  Steel produced to a desired thickness by being passed through a set of rollers.

Scrap (Ferrous):  Ferrous (iron-containing) material that generally is remelted and recast into new steel in electric arc furnaces. Integrated steel mills also use scrap for up to 25% of their basic oxygen furnace charge. Scrap includes waste steel generated from within the steel mill, through edge trimming and rejects, as well as excess steel trimmed by auto and appliance stampers, which is auctioned to scrap buyers as factory bundles.

Sections:  Blooms or billets that are hot-rolled in a rolling mill to form, among other shapes, “L”, “U”, “T” or “I” shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, machinery and transport industries.

Semi-finished steel:  Steel shapes (for example, blooms, billets or slabs) that later are rolled into finished products such as beams, bars or sheet.

Sheet steel:  Thin, flat-rolled steel created in a hot-strip mill by rolling a cast slab flat while maintaining the side dimensions. The malleable steel lengthens to several thousand feet as it is squeezed by the rolling mill. The most common differences among steel bars, strip, plate and sheet are merely their physical dimensions of width and gauge (thickness).

Sintering:  A process that combines iron-bearing particles into small chunks. Previously, these materials were too fine to withstand the air currents of the smelting process and were thrown away. The iron is now conserved because the chunks can be charged into the blast furnace.

Slab:  The most common type of semi-finished steel. Traditional slabs measure 18-25 centimeters thick, 75-225 centimeters wide and are usually about 6-12 meters long, while the output of the recently developed “thin slab” casters is approximately five centimeters thick. After casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

Specialty steel:  Soft-alloy steel produced by the addition of various metals (e.g., manganese) in small quantities during the steel-making process to improve mechanical properties such as strength and resistance to stress. Specialty steels are intermediary products between standard steel grades and stainless steel alloys (with a high content of nickel and chrome). Specialty steel products are typically used as long products (e.g., specialty bar quality, bearing steel, tool steel and speed steel).

Tailings:  Material rejected from a mine after the valuable minerals have been recovered.

Welded mesh:  Rolled plates welded into tubes of various shapes, gauges and diameters from different types of material.

Wire rod:  Round, thin, semi-finished steel length that is rolled from a billet and coiled for further processing. Wire rod is commonly drawn into wire products or used to make bolts and nails. Wire rod trains (rolling facilities) can run as fast as 6,000 meters per minute.

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

We do not enter into hedging transactions to manage the risks specified above.

We do not hold or issue derivative financial instruments for trading purposes.

Currency Risk

The functional currencies for our Russian and Romanian subsidiaries are the ruble and lei, respectively. The U.S. dollar is the functional currency of our other international operations. Our reporting currency is the U.S. dollar.

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2009, we did not have any forward transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2009.

Balance as of December 31, 2009	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(In thousands of U.S. dollars)

Current Assets:
Cash and cash equivalents	168,175	222,106	19,644	2,597	2,174	414,696
Accounts receivables, net	98,859	185,294	46,840	12,680	4,650	348,323
Due from related parties	47,373	50,879	—	6,824	—	105,076
Deferred income taxes	3,643	14,980	1,431	647	1,111	21,812
Short-term investments in related parties	—	5,855	—	—	—	5,855
Prepayments and other current assets	137,384	348,043	19,881	10,224	36,203	551,735

Total current assets(1)	455,434	827,157	87,796	32,972	44,138	1,447,497

Current Liabilities:
Short-term borrowings and current portion of long-term debt	(1,170,304)	(605,901)	(116,361)	(29,785)	(698)	(1,923,049)
Accounts payable and accrued expenses:
Advances received	(78,816)	(72,985)	(304)	(971)	(3,050)	(156,126)
Accrued expenses and other current liabilities	(18,418)	(143,808)	(3,810)	(2,635)	(946)	(169,617)
Taxes and social charges payable	(11,344)	(132,275)	(2,214)	(14,758)	(9,104)	(169,695)
Unrecognized income tax benefit	(8,190)	(7,935)	—	—	(1,047)	(17,172)
Trade payables to vendors of goods and services	(66,520)	(304,483)	(49,336)	(43,079)	(10,485)	(473,903)
Pension obligations, current portion	(1,107)	(30,006)	(243)	(361)	—	(31,717)
Due to related parties	(13)	(13,487)	—	—	—	(13,500)
Asset retirement obligation, current portion	—	(2,363)	—	(3,409)	—	(5,772)
Deferred income taxes	(3,256)	(15,273)	(21)	—	—	(18,550)
Finance lease liabilities, current portion	(15,014)	(17,070)	(938)	(2,518)	(425)	(35,965)
Deferred revenue	(379)	(60)	—	—	—	(439)
Dividends payable	—	(4,919)	—	—	—	(4,919)

Total current liabilities	(1,373,361)	(1,350,565)	(173,227)	(97,516)	(25,755)	(3,020,424)

Long-term Liabilities:
Long-term debt, net of current portion	(2,760,817)	(1,149,157)	(162,738)	—	(1,746)	(4,074,458)
Pension obligations, net of current portion	(26,003)	(116,898)	(5,672)	(3,699)	—	(152,272)
Asset retirement obligation, net of current portion	(3,483)	(47,369)	—	(1,341)	(1,730)	(53,923)
Deferred income taxes	(704,267)	(513,253)	(4,012)	(13,219)	(218,729)	(1,453,480)
Finance lease liabilities, net of current portion	(2,615)	(50,448)	(2,931)	(2,345)	(355)	(58,694)
Other long-term liabilities	(20,369)	(18,938)	—	(48)	(16)	(39,371)

Total long-term liabilities	(3,517,554)	(1,896,063)	(175,353)	(20,652)	(222,576)	(5,832,198)

Net monetary assets (liabilities)	(4,435,481)	(2,419,471)	(260,784)	(85,196)	(204,193)	(7,405,125)

(1)	Does not include inventories and deferred costs of inventory in transit.

The table below summarizes our debt position by currency and rate method as of December 31, 2009.

	U.S.
	Dollar	Ruble	Euro	Ron	Total
	(In thousands of U.S. dollars)

Fixed-rate debt	1,211,898	1,320,746	99,118	—	2,631,762
Variable-rate debt	2,519,769	604,586	211,516	29,874	3,365,745

Total debt	3,731,667	1,925,332	310,634	29,874	5,997,507

Interest Rate risk

Our interest rate exposure results mainly from debt obligations. As of December 31, 2009, we had $2,631.8 million in fixed-rate borrowings and $3,365,7 million in variable-rate borrowings.

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements in the future.

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our fixed-rate debt obligations as of December 31, 2009.

								Annual
								Interest Rate
								(Actual at
		Contractual Maturity Date as of December 31,						December 31,
	Currency	2010	2011	2012	2013	Thereafter	Total	2009)
	(In thousands of U.S. dollars)

Fixed-rate U.S. dollar debt:

Gazprombank	U.S. dollar	35,000	—	—	375,000	625,000	1,035,000	8.5-14.0

Uralsib	U.S. dollar	73,000	—	—	—	—	73,000	9.5

ING	U.S. dollar	1,818	—	—	—	—	1,818	0

Nomos-Bank	U.S. dollar	2,083	—	—	—	—	2,083	11.75

Other	U.S. dollar	39,524	6,029	7,700	133	46,611	99,997	2.0-12.0

Total		151,425	6,029	7,700	375,133	671,611	1,211,898

Fixed-rate euro debt:

Uralsib	Euro	71,730	—	—	—	—	71,730	7.5

UniCredit (formerly

Bayerische Hypo-und-

Vereinsbank)	Euro	—	2,063	2,063	2,063	1,032	7,221	4.32

ABN AMRO	Euro	1,374	1,374	1,374	1,374	5,498	10,994	5.21

Fortis	Euro	494	988	988	988	4,941	8,399	5.34

Other	Euro	416	358	—	—	—	774	6.35

Total		74,014	4,783	4,425	4,425	11,471	99,118

Fixed-rate ruble debt:

Bonds	Ruble	165,321	—	156,623	—	330,642	652,586	8.4-19.0

								14.48-

VTB	Ruble	—	—	495,963	—	—	495,963	14.60

Gazprombank	Ruble	99,193	62,822	—	—	—	162,015	11.9-13.0

UniCredit (formerly

Bayerische Hypo-und-

Vereinsbank)	Ruble	6,864	—	—	—	—	6,864	9.0

Other	Ruble	2,642	479	—	—	197	3,318	0-13.0

Total		274,020	63,301	652,586	—	330,839	1,320,746

Total debt:		499,459	74,113	664,711	379,558	1,013,921	2,631,762

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our variable-rate debt obligations as of December 31, 2009.

								Average
								Annual Interest
								Rate (Actual at
		Contractual Maturity Date as of December 31,						December 31,
	Currency	2010	2011	2012	2013	Thereafter	Total	2009)
	(In thousands of U.S. dollars)

Variable-rate U.S. dollar debt:
Syndicated Loan	U.S. dollar	649,666	849,665	849,665	—	—	2,348,996	7.23-8.24
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	U.S. dollar	68,453	—	—	—	—	68,453	2.5-4.11
ING	U.S. dollar	34,651	16,163	—	—	—	50,814	2.13-4.21
BCV	U.S. dollar	27,696	—	—	—	—	27,696	1.56
Raiffeisenbank	U.S. dollar	12,000	—	—	—	—	12,000	4.36
Other	U.S. dollar	11,810	—	—	—	—	11,810	3.25-8.88

Total		804,276	865,828	849,665	—	—	2,519,769

Variable-rate euro debt:
Fortis	Euro	9,949	8,634	8,634	7,542	24,103	58,862	1.68-2.33
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	Euro	9,825	7,677	6,633	4,064	9,370	37,569	2.23-5.08
VTB	Euro	12,041	17,215	—	—	—	29,256	7.24-8.36
ING	Euro	8,667	2,350	2,350	2,350	10,574	26,291	1.25-4.21
Commerzbank	Euro	21,518	310	310	310	2,167	24,615	2.39-6.49
Banca Comerciala Roma	Euro	12,689	—	—	—	—	12,689	6.2
ABN AMRO	Euro	1,314	1,314	1,314	1,314	5,915	11,171	5.21
Raiffeisenbank	Euro	956	1,477	1,998	1,041	2,603	8,075	1.35-2.89
Other	Euro	976	1,148	864	—	—	2,988	1.73-5.66

Total		77,935	40,125	22,103	16,621	54,732	211,516

Variable-rate ruble debt:
Sberbank	Ruble	241,568	7,014	22,814	7,024	3,326	281,746	12.5-18.22
Gazprombank	Ruble	198,385	—	—	—	—	198,385	13.0-14.5
Bank of Moscow	Ruble	49,596	—	2,480	4,133	—	56,209	10.55-12.0
Moscow Credit Bank	Ruble	—	46,290	—	—	—	46,290	12.0
Raiffeisenbank	Ruble	18,979	—	—	—	—	18,979	14.54
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	Ruble	2,977			—		2,977	14.64

Total		511,505	53,304	25,294	11,157	3,326	604,586

Variable-rate LEI debt:
Raiffeisenbank	Lei	20,943	—	—	—	—	20,943	5.45-12.79
Other	Lei	8,931	—	—	—	—	8,931	12.43-15.23

Total		29,874	—	—		—	29,874

Total debt:		1,423,590	959,257	897,062	27,778	58,058	3,365,745

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

Under certain of our ferroalloy products sales agreements, we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices using the LME. Historically, these selling price adjustments occur within a one month period from the date the products are delivered to the reseller. As of December 31, 2009 we had no stocks in the distribution channels. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates — Revenue recognition.”

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

Depositary Fees and Charges

Our American Depositary Shares, or ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “MTL.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Deutsche Bank Trust Company Americas, as depositary (“DBTCA”) under the Deposit Agreement, dated as of July 27, 2004, among Mechel OAO, Deutsche Bank Trust Company Americas, and holders and beneficial owners of ADSs, as amended on May 21, 2007 and May 19, 2008. ADS holders are required to pay the following service fees to DBTCA:

Service	Fees (in U.S. dollars)

Issuance of ADSs	Up to $0.05 per ADS
Cancellation of ADSs	Up to $0.05 per ADS
Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS
Distribution of ADSs pursuant to (1) stock dividends, free stock distributions or (2) exercises of rights to purchase additional ADSs or distribution of proceeds thereof	Up to $0.05 per ADS
Distribution of securities other than ADSs or rights to purchase additional ADSs or the distribution of proceeds thereof	Up to $0.05 per ADS
ADR transfer, combination or split-up fee	$1.50 per transfer
Share register inspection annual fee	$0.01 per ADS
Operation and maintenance annual fee	$0.02 per ADS*

*	This fee, when combined with the fees for cash distributions, shall not exceed $0.02 per ADS per year.

In addition, ADS holders may also be charged for the following expenses: (1) taxes and governmental charges; (2) cable, telex and facsimile transmission and delivery charges; (3) transfer or registration fees of the Russian share registrar; (4) fees or charges of DBTCA for conversion of foreign currency into U.S. dollars; and (5) expenses of DBTCA in connection with the issuance of definitive certificates.

ADS holders are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying the ADSs. DBTCA may refuse to transfer the ADSs or to allow holders to withdraw the deposited securities underlying their ADSs until such payment is made, or it may deduct the amount of taxes owed from any payments to ADS holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. ADS holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If DBTCA sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Depositary Payments for 2009

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADR program and of ADR-program related investor relations activities. For the year ended December 31, 2008, DBTCA paid us $2.1 million in this regard. We have not yet determined the total reimbursement for the year ended December 31, 2009, but we do not expect it to differ significantly from the total amount for 2008.

In addition, for the year ended December 31, 2009, DBTCA made the following payments on our behalf in relation to our ADR program:

Category	Payment (in U.S. dollars)

New York Stock Exchange listing fees	132,029
Proxy solicitation expenses	20,300
ADS holder identification expenses	10,000

Total	162,329

In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2009. DBTCA had valued these services at $237,500 per annum when DBTCA was re-appointed in 2008. Under certain circumstances, including termination of the appointment of DBTCA prior to 2013, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

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

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and other procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

As described below, five material weaknesses were identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) define a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. As a result of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.” The scope of management’s evaluation excluded Bluestone Coal Group Companies acquired in May 2009, as permitted in SEC Staff

Guidance, Frequently Asked Question No. 3 (September 24, 2007) regarding Release No. 34 47986, “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” (June 5, 2003).

Accordingly, management’s assessment of our internal control over financial reporting does not include the internal controls of those companies, acquired in May 2009, included in the 2009 consolidated financial statements of the group that constituted $2,358 million and $916 million of total and net assets of $13,183 million and $4,050 million, respectively, as of December 31, 2009 and contributed $140 million to consolidated revenues of $5,754 million and a loss of $45 million to the consolidated net income of $74 million for the year then ended.

As a result of management’s evaluation of our internal control over financial reporting, management identified five material weaknesses in our internal control. These material weaknesses are described below:

•	We did not have an adequate system of internal controls over period end financial reporting to ensure that the reporting packages received by the subsidiaries are properly reviewed at the subsidiary and group level, and that the U.S. GAAP transformation schedules and relatively complex and non-routine transactions are properly completed and reviewed;

•	We did not design and operate effective controls over the accounting and reporting for business combinations;

•	We did not properly design and operate effective controls over the completeness of our commitments and contingencies disclosures;

•	We did not design and operate effective controls over the classification and reporting for transportation costs incurred by our subsidiaries; and

•	We did not design and operate effective controls over the identification and determination of related parties.

As a result of these material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2009.

Additional information regarding these material weaknesses follows:

(1) We did not have an adequate system of internal controls over period end financial reporting to ensure that the reporting packages received by the subsidiaries were properly reviewed at the subsidiary and group level, and that the U.S. GAAP transformation schedules, and analysis of relatively complex and non-routine transactions are properly completed and reviewed.

The inadequate system of internal controls over period-end financial reporting was aggravated by the lack of a unified automated consolidation accounting and reporting system. In addition, the group does not have sufficient expertise and experience in researching complex accounting issues under U.S. GAAP. As a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The areas that resulted, or could have resulted, in material errors to the financial statements have been identified as separate material weaknesses in this report. Any remaining adjustments were not material individually or in the aggregate, nevertheless, there is a reasonable possibility that due to these design and operating control deficiencies over the period end financial reporting and U.S. GAAP transformation processes, a material misstatement in our consolidated financial statements related to any of our significant accounts may not be prevented or detected on a timely basis.

(2) We did not design and operate effective controls over the accounting and reporting for business combinations.

Design and operating deficiencies of controls related to accounting for acquisitions, including a lack of a comprehensive procedure to address potential complicated issues and failure to adequately document assumptions and techniques used in the valuation of the components of the acquisitions, resulted in material adjustments to the consolidated financial statements related to the carrying values of mineral licenses, contingent liabilities and resulting goodwill arising from business combinations.

(3) We did not properly design and operate effective controls over the completeness of our commitments and contingencies disclosures.

We failed to implement effective controls over the completeness and correctness of the information management reviewed and used to prepare our commitments and contingencies disclosure at a number of subsidiaries. As a result, material adjustments were made to our financial statement disclosures related to commitments and contingencies, including sales and purchase commitments and guarantees. This material weakness affects our commitments and contingencies disclosures.

(4) We did not design and operate effective controls over the classification and reporting for transportation costs incurred by our subsidiaries.

We did not establish effective controls over the classification and reporting of transportation costs incurred by our subsidiaries. As a result, material adjustments were made to our financial statements related to the classification of transportation expenses. This material weakness affects cost of sales, selling and distribution expenses and related financial statement disclosures.

(5) We did not design and operate effective controls over the identification and determination of related parties.

We did not design and operate effective controls over the identification and determination of related parties. As a result, material adjustments were made to the footnote disclosures related to operations with related parties. This material weakness affects related parties footnote disclosure.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2009, which contains an adverse opinion on the effectiveness of internal controls over financial reporting.

(c)	Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of Mechel OAO

We have audited Mechel OAO, an open joint-stock company, and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of the effectiveness of internal control over financial reporting did not include the internal controls of the Bluestone Group of Companies, acquired in May 2009, which is included in the 2009 consolidated financial statements of the Group and constituted $2,358 million and $916 million of total and net assets, respectively, as of December 31, 2009 and contributed $140 million to consolidated revenues and $45 million of net loss to the Group’s consolidated net income for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of this entity.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses has been identified and included in management’s assessment.

1) The Group does not have adequate controls over period end financial reporting to ensure that the reporting packages received from the subsidiaries are properly reviewed at the subsidiary and Group level, and that the US GAAP transformation schedules, and analysis of relatively complex and non-routine transactions are properly completed and reviewed. The situation was aggravated by the lack of a unified automated consolidation accounting and reporting system, and the Group’s lack of effective controls over the completeness, accuracy, validity and restricted access over accounting software applications and spreadsheets prepared by the Group and used to support significant financial statement line items. In addition, the Group does not have sufficient expertise and experience in researching complex accounting issues under US GAAP. As a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The areas that resulted, or could have resulted, in material errors to the financial statements have been identified as separate material weaknesses in this opinion. Recorded adjustments were not material individually or in the aggregate, nevertheless, there is a reasonable possibility that, due to the design and operating control deficiencies identified over the period end financial reporting and the US GAAP transformation processes, a material misstatement of the Group’s consolidated financial statements related to any of its significant accounts may not be prevented or detected on a timely basis. These designs and operating deficiencies impact all significant accounts and disclosures.

2) Design and operating deficiencies in controls related to accounting and financial reporting for acquisitions, including a lack of a comprehensive plan to address potential issues and failure to adequately document assumptions and techniques used in the valuation of the components of the acquisitions, resulted in material adjustments to the consolidated financial statements related to the carrying values of mineral licenses, contingent liabilities and resulting goodwill arising from business combinations. This material weakness affects all significant accounts.

3) The Group did not properly design and operate effective controls over the completeness of its commitments and contingencies disclosures. The Group did not establish effective controls over the completeness of the contract information used to prepare the Group’s commitments and contingencies disclosure. As a result, material adjustments were made to its financial statements related to the disclosure of commitments and contingencies, including sales and purchase commitments, and guarantees. This material weakness affects the Group’s commitments and contingencies disclosure.

4) The Group did not design and operate effective controls over the classification of transportation costs incurred by Group subsidiaries. As a result, material adjustments were made to its financial statements related to the classification of transportation expenses. This material weakness affects cost of sales, selling and distribution expenses and related financial statement disclosures.

5) The Group did not design and operate effective controls over the identification and determination of related parties. As a result, material adjustments were made to the footnote disclosures related to operations with related parties. This material weakness affects related parties footnote disclosure.

The material weaknesses above were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated April 21, 2010 on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

/s/  Ernst & Young LLC
Moscow, Russia

April 21, 2010

(d)	Remediation Activities and Changes in Internal Control over Financial Reporting

Remediation Activities

(1) We did not have an adequate system of internal controls over period-end financial reporting to ensure that the reporting packages received from the subsidiaries were properly reviewed at the subsidiary and group level, and that the U.S. GAAP transformation schedules and relatively complex and non-routine transactions were properly completed and reviewed.

We plan to formalize the U.S. GAAP transformation process in order to address the areas where adjustments were proposed in the prior year and develop a detailed checklist to facilitate the review of controls over various aspects of financial statements closing process. We are also taking steps to formalize account reconciliations and analyses for significant financial statement accounts in order to enhance controls designed to prevent or detect in a timely manner financial reporting errors. We also expect to implement a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate. We plan to prepare our U.S. GAAP consolidated financial statements for the first quarter of 2010 using an automated consolidation accounting and reporting system.

(2) We did not design and operate effective controls over the accounting and reporting for business combinations.

In order to remedy this material weakness, we intend to:

(a) design and establish a comprehensive procedure to address potential complicated issues and to adequately document assumptions and techniques used in the valuation of the components of the acquisitions; and

(b) develop an accounting checklist to ensure that we properly identify the effective date of a business combination, the purchase price consideration and the relevant assets acquired and liabilities assumed in a manner consistent with the requirement of ASC 805, “Business Combinations.”

(3) We did not properly design and operate effective controls over the completeness of our commitments and contingencies disclosures.

In order to remedy this material weakness, we intend to redesign the process of collection of the information concerning commitments and contingencies. We plan to analyze the process and to change the professionals responsible for the collection of information. We also intend to implement verification procedures for the amount of commitments for contracts.

(4) We did not design and operate effective controls over classification and reporting for transportation costs incurred by our subsidiaries.

In order to remedy this material weakness, we plan to:

(a) analyze our group transportation streams and clarify internal policies regarding the nature of transportation costs that should be reported in a specific line item;

(b) enhance communication of the nature of transportation related costs in subsidiary reporting packages; and

(c) provide oversight designed to enhance the consistency of application of the group’s transportation cost policies among all of the group subsidiaries.

(5) We did not design and operate effective controls over the identification and determination of related parties.

We intend to design and establish comprehensive procedures to support the timely identification of related parties through review of existing and new relationships, significant agreements, and participation of our executives in Board of Directors and management of other entities. We also plan to develop a method of systematic documentation concerning the identification and determination of related parties.

Changes in Internal Control over Financial Reporting

Owing to the remediation activities we performed in 2009 we undertook the following efforts to address the material weaknesses, identified by us in 2008:

(1) We did not design and operate effective controls over the calculation of the “lower of cost or market” valuation adjustment for inventories.

We have developed detailed guidance for our subsidiaries’ accounting personnel to calculate “lower of cost or market” valuation adjustment for inventories and to implement the procedure of inventory valuation on a regular basis. We have also designed and implemented necessary control procedures to ensure that the calculation is correct.

(2) We did not have sufficient personnel with technical accounting and financial reporting expertise to address relatively complex transactions and/or accounting and financial reporting issues that arise from time to time in the course of our operations, as well as meet periodic reporting requirements.

We have increased staffing in our International Reporting Department with qualified personnel to address more effectively our complex accounting and financial reporting requirements:

(a) we have appointed a deputy chief of International Reporting Department to perform controller’s duties;

(b) we have appointed a person to deal with complex accounting issues; and

(c) we have hired 4 additional persons who are involved in the transformation of local books to U.S. GAAP.

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

Except for the matters described above, there have not been any changes in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Roger Gale, chairman of our audit committee, is an “audit committee financial expert.” Mr. Gale is independent in accordance with SEC Rule 10A-3. For a description of Mr. Gale’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Item 16B.	Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to ir@mechel.com. indicating postal address to which the hard copies should be sent and a contact person.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2009, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2009 and 2008, respectively.

	Year Ended December 31,
	2009	2008
	(In thousands of U.S. dollars, net of VAT)

Audit Fees	10,817.7	12,915.0
Audit-related fees	—	75.0
Tax Fees	—	—
All Other Fees	3.0	3.0

Total	10,820.7	12,993.0

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

Other fees include subscription fees.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2009 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our common shares, GDSs or ADSs in 2009.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The New York Stock Exchange permits us to follow certain home country corporate governance practices, which differ from those required for U.S. companies under the New York Stock Exchange’s Listed Company Manual. The following table sets forth the most important differences between the New York Stock Exchange corporate governance requirements for U.S. companies under NYSE Listed Company Manual Section 303A and our current practices.

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
We have a single Committee on Appointments and Remuneration composed entirely of independent directors.
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. (Section 303A.06).	We comply with this requirement.
Audit committee must have a minimum of three members and have a written charter specifying the committee’s purpose, an annual performance evaluation and its duties and responsibilities. (Section 303A.07(a) and (b)).
We comply with this requirement.
Listed companies must have an internal audit function. (Section 303A.07(c)).	We comply with this requirement.
Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto. (Section 303A.08).	Our charter requires the shareholders meeting to approve remuneration of board members.
Listed companies must adopt and disclose corporate governance guidelines. (Section 303A.09).	We comply with this requirement.
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
We comply with this requirement.

PART III

Item 17.	Financial Statements

See instead “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit
No.	Description

1.1	Charter of Mechel OAO registered on February 20, 2007
1.2	Amendment to Charter of Mechel OAO registered on August 27, 2007
1.3	Amendment to Charter of Mechel OAO registered on May 7, 2008
1.4	Amendment to Charter of Mechel OAO registered on May 29, 2008
1.5	Amendment to Charter of Mechel OAO registered on May 7, 2009
1.6	Amendment to Charter of Mechel OAO registered on July 17, 2009
1.7	Amendment to Charter of Mechel OAO registered on August 24, 2009
1.8	Amendment to Charter of Mechel OAO registered on January 27, 2010
8.1	Subsidiaries of Mechel
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We hereby agree to furnish to the Securities and Exchange Commission, upon its request, copies of any instruments defining the rights of holders of long-term debt issued by us or any of our consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mechel OAO

By:	/s/ Igor V. Zyuzin
Name:     Igor V. Zyuzin

Title:	Chief Executive Officer

Date: April 26, 2010

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As more fully described in Note 3(h) to the consolidated financial statements, the value of property, plant, and equipment pertaining to non-controlling shareholders in the accounting for acquisitions of various subsidiaries before January 1, 2009 has been recorded at appraised values rather than at historical cost as then required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3(gg) to the consolidated financial statements, effective January 1, 2009, the Group adopted both the Financial Accounting Standards Board’s Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation — Overall) relating to the presentation and accounting for noncontrolling interests and the Financial Accounting Standards Board’s Statement No. 141(R), Business Combinations (primarily codified in ASC 805-10, Business Combinations — Overall) relating to the presentation and accounting for business combinations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2010 expressed an adverse opinion thereon.

/s/  Ernst & Young LLC
Moscow, Russia

April 21, 2010

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Balance Sheets

		December 31,	December 31,
	Notes	2009	2008
		(In thousands of U.S. dollars, except share amounts)

Assets
Cash and cash equivalents	5	$414,696	$254,839
Accounts receivable, net of allowance for doubtful accounts of $66,764 in 2009 and $110,613 in 2008	6	348,323	406,749
Due from related parties	10	105,076	22,171
Inventories	7	1,035,786	1,365,109
Deferred income taxes	21	21,812	22,047
Short-term investments in related parties	10	5,855	67,907
Prepayments and other current assets	8	551,735	606,354

Total current assets		2,483,283	2,745,176
Long-term investments in related parties	9	86,144	80,408
Other long-term investments	9	23,563	472,772
Intangible assets, net	11	10,870	6,956
Property, plant and equipment, net	12	4,460,505	4,277,841
Mineral licenses, net	13	5,133,105	3,430,642
Other non-current assets	14	67,294	57,844
Deferred income taxes	21	24,173	27,551
Goodwill	4(m)	894,374	910,444

Total assets		$13,183,311	$12,009,634

Liabilities and Equity
Short-term borrowings and current portion of long-term debt (including debt $4,233,751 with loan covenant violations as of December 31, 2008)	15	$1,923,049	$5,149,415
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services		473,903	688,702
Advances received		156,126	125,042
Accrued expenses and other current liabilities		169,617	143,587
Taxes and social charges payable		169,695	131,241
Unrecognized income tax benefits	21	17,172	27,176
Due to related parties	10	13,500	1,588
Asset retirement obligation, current portion	17	5,772	6,387
Deferred income taxes	21	18,550	17,785
Deferred revenue		439	1,776
Pension obligations, current portion	18	31,717	28,960
Dividends payable		4,919	4,919
Finance lease liabilities, current portion	19	35,965	14,891

Total current liabilities		3,020,424	6,341,469
Long-term debt, net of current portion	15	4,074,458	219,816
Asset retirement obligations, net of current portion	17	53,923	65,217
Pension obligations, net of current portion	18	152,272	158,070
Deferred income taxes	21	1,453,480	841,214
Finance lease liabilities, net of current portion	19	58,694	54,161
Commitments and contingencies	26
Other long-term liabilities		39,371	8,026
Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2009 and 2008)	20	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2009)	20	25,314	—
Additional paid-in capital		874,327	415,070
Accumulated other comprehensive (loss) income		(172,400)	158,937
Retained earnings		3,188,973	3,323,298

Equity attributable to shareholders of Mechel OAO		4,049,721	4,030,812

Non-controlling interests	4(n)	280,968	290,849

Total equity		4,330,689	4,321,661

Total liabilities and equity		$13,183,311	$12,009,634

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Statements of Income and Comprehensive (Loss) Income

		Year Ended December 31,
	Notes	2009	2008	2007
		(In thousands of U.S. dollars, except share and per share amounts)

Revenue, net (including related party amounts of $107,104, $68,328 and $110,056 during 2009, 2008 and 2007, respectively)		$5,754,146	$9,950,705	$6,683,842
Cost of goods sold (including related party amounts of $123,443, $12,213 and $157,427 during 2009, 2008 and 2007, respectively)		(3,960,693)	(5,260,108)	(4,166,864)

Gross profit		1,793,453	4,690,597	2,516,978
Selling, distribution and operating expenses:
Selling and distribution expenses		(1,062,810)	(1,348,989)	(621,811)
Taxes other than income tax	22	(105,203)	(116,590)	(83,994)
Accretion expense	17	(7,398)	(6,078)	(3,101)
Loss on write-off of property, plant and equipment	12	(20,940)	(4,323)	—
Recovery of allowance (allowance) for doubtful accounts	6	38,019	(103,632)	(1,411)
General, administrative and other operating expenses	23	(389,477)	(554,716)	(409,068)

Total selling, distribution and operating expenses		(1,547,809)	(2,134,328)	(1,119,385)

Operating income		245,644	2,556,269	1,397,593
Other income and (expense):
Income from equity investments	9	1,200	717	8
Interest income		21,445	11,614	12,278
Interest expense		(498,986)	(324,083)	(98,976)
Other income (expenses), net	24	500,257	(18,821)	19,844
Foreign exchange (loss) gain		(174,336)	(877,428)	54,700

Total other income and (expense), net		(150,420)	(1,208,001)	(12,146)

Income from continuing operations, before income tax	21	95,224	1,348,268	1,385,447
Income tax expense	21	(18,893)	(118,887)	(356,320)

Income from continuing operation, net of tax		76,331	1,229,381	1,029,127
Discontinued operations, net of tax		—	—	158

Net income		76,331	1,229,381	1,029,285
Less: Net income attributable to non-controlling interests	4(n)	(2,590)	(88,837)	(116,234)

Net income attributable to shareholders of Mechel OAO		73,741	1,140,544	913,051

Less: Dividends on preferred shares		(134,498)	—	—

Net (loss) income attributable to common shareholders of Mechel OAO		$(60,757)	$1,140,544	$913,051

Net income		$76,331	$1,229,381	$1,029,285
Currency translation adjustment		(325,353)	(289,633)	157,288
Change in pension benefit obligation		(10,155)	87,659	(14,365)
Adjustment of available-for-sale securities		(5,178)	(6,571)	(5,059)

Comprehensive (loss) income		(264,355)	1,020,836	1,167,149

Comprehensive income (loss) attributable to non-controlling interests		6,759	(26,822)	(136,849)

Comprehensive (loss) income attributable to shareholders of Mechel OAO		$(257,596)	$994,014	$1,030,300

Basic and diluted (loss) earnings per share:	20
(Loss) earnings per share from continuing operations		$(0.15)	$2.74	$2.19
Income per share effect of discontinued operations		0.00	0.00	0.00

Net (loss) income per share		$(0.15)	$2.74	$2.19

Weighted average number of shares outstanding		416,270,745	416,270,745	416,270,745

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Statements of Cash Flows

		Year Ended December 31,
	Notes	2009	2008	2007
		(In thousands of U.S. dollars)

Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO		$73,741	$1,140,544	$913,051
Net income attributable to non-controlling interests		2,590	88,837	116,234

Net income		76,331	1,229,381	1,029,285
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12	321,117	360,587	250,333
Depletion and amortization		85,558	102,710	39,982
Foreign exchange loss (gain)		174,336	877,428	(54,700)
Deferred income taxes	21	(31,665)	(403,816)	(18,320)
(Recovery of allowance) allowance for doubtful accounts	6	(38,019)	103,632	1,411
Change in inventory reserves		(186,263)	278,176	1,227
Accretion expense	17	7,398	6,078	3,101
Loss on write-off of property, plant and equipment	12	20,940	4,323	—
Change in undistributed earnings of equity investments	9	(1,200)	(717)	(8)
Non-cash interest on long-term tax and pension liabilities	18	15,954	18,426	6,942
Loss on sale of property, plant and equipment		2,789	15,641	10,581
Gain (loss) on sale of investments	24	(155)	(4,568)	13,426
Gain on discharged asset retirement obligations		(9,595)	—	(14,430)
Income from discontinued operations		—	—	(158)
Gain on accounts payable with expired legal term	24	(2,571)	(2,370)	(12,158)
Gain on forgiveness of fines and penalties	24	(1,241)	—	(8,311)
Amortization of loan origination fee		42,561	28,102	—
Gain resulting from remeasurement of contingent obligation	4(a)	(494,238)	—	—
Pension benefit plan curtailment gain	18	(37,717)	(23,421)	—
Provision for short-term investment		—	—	4,124
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses		7,032	9,745	2,681

Net change before changes in working capital		(48,648)	2,599,337	1,255,008

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Trading securities		—	—	257,185
Accounts receivable		97,272	(140,545)	(118,101)
Inventories		481,307	(658,930)	(254,342)
Trade payable to vendors of goods and services		(100,069)	594,639	(19,909)
Advances received		30,516	(6,230)	(56,697)
Accrued taxes and other liabilities		38,450	(8,353)	(67,155)
Settlements with related parties		(77,380)	(9,308)	(3,237)
Current assets and liabilities of discontinued operations		—	—	(234)
Deferred revenue and cost of inventory in transit, net		10,548	(16,591)	14,700
Other current assets		131,273	(79,196)	(49,686)
Advanced payments to non-state pension funds		7,545	4,254	(38,981)
Unrecognized income tax benefits		(9,145)	(49,136)	(13,582)

Net cash provided by operating activities		561,669	2,229,941	904,969
Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired	4(c)	—	(1,439,600)	—
Acquisition of Ductil Steel S.A., less cash acquired	4(d)	—	(197,621)	—
Acquisition of HBL, less cash acquired	4(b)	(8,387)	(14,593)	—
Advances paid for the BCG Companies	9	—	(438,623)	—
Acquisition of the BCG Companies, less cash acquired	4(a)	4,908	—	—
Acquisition of Yakutugol, less cash acquired	4(k)	—	—	(1,580,004)
Acquisition of Elgaugol, less cash acquired	4(k)	—	—	(345,861)
Acquisition of SKPP, less cash acquired	4(j)	—	—	(280,853)
Acquisition of BFP, less cash acquired	4(h)	—	—	(186,665)
Acquisition of KPSC, less cash acquired	4(i)	—	—	(78,304)
Acquisition of other subsidiaries, less cash acquired		(8,022)	—	(17,454)
Investment in TPP Rousse	4(e)	—	—	(73,539)
Investments in other marketable securities		—	—	(3,289)
Investments in asset trust management		(45,592)	—	—
Proceeds from asset trust management		38,720
Proceeds from disposal of investments in affiliates		2,343	—	—

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Statements of Cash Flows — (Continued)

		Year Ended December 31,
	Notes	2009	2008	2007
		(In thousands of U.S. dollars)

Proceeds from disposal of non-marketable securities		6,913	7,457	—
Short-term loans issued and other investments		(137,276)	—	(27,743)
Proceeds from short-term loans issued		46,803	930	18,709
Proceeds from disposals of property, plant and equipment		2,403	3,644	456
Purchases of mineral licenses		(2,299)	(4,344)	(3,517)
Purchases of property, plant and equipment		(610,445)	(1,166,987)	(830,024)

Net cash used in investing activities		(709,931)	(3,249,737)	(3,408,088)

Cash Flows from Financing Activities
Proceeds from short-term borrowings		1,412,000	5,593,547	4,047,426
Repayment of short-term borrowings		(3,704,128)	(3,856,110)	(3,156,412)
Dividends paid	20	(208,066)	(467,916)	(317,893)
Proceeds from long-term debt		3,022,998	99,377	2,004,780
Repayment of long-term debt		(99,225)	(21,388)	(6,586)
Acquisition of non-controlling interest in subsidiaries	4(n)	(14,631)	(51,346)	(2,378)
Repayment of obligations under finance lease		(33,514)	(48,541)	(21,434)

Net cash provided by financing activities		375,434	1,247,623	2,547,503

Effect of exchange rate changes on cash and cash equivalents		(67,315)	(209,767)	19,781

Net increase in cash and cash equivalents		159,857	18,060	64,165
Cash and cash equivalents at beginning of period	5	254,839	236,779	172,614

Cash and cash equivalents at end of period	5	$414,696	$254,839	$236,779

Supplementary Cash Flow Information
Interest paid, net of amount capitalized		$(383,385)	$(266,010)	$(85,819)
Income taxes paid, net		$27,233	$(750,863)	$(471,004)
Non-cash Activities
Acquisition of equipment under finance lease		$19,741	$10,637	$33,228
Issuance of preferred shares for the acquisition of the BCG Companies	4(a)	$496,159	$—	$—
Contingent consideration recognized upon the acquisition of the BCG Companies	4(a)	$514,607	$—	$—

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

Consolidated Statement of Changes in Equity

								Equity
		Accumulated						Attributable
		Other	Additional					to Non-
	Retained	Comprehensive	Paid-In-	Common Shares		Preferred Shares		Controlling
	Earnings	(Loss) Income	Capital	Shares	Amount	Shares	Amount	Interests	Total
	(In thousands of U.S. dollars, except share amounts)

Balance as of December 31, 2006	$2,130,911	$188,218	$412,327	416,270,745	$133,507	—	$—	$163,036	$3,027,999

Net income	913,051	—	—	—	—	—	—	116,234	1,029,285
Dividends	(317,893)	—	—	—	—	—	—	—	(317,893)
Cumulative translation adjustment	—	136,673	—	—	—	—	—	20,615	157,288
Adjustment of available-for-sale securities	—	(5,059)	—	—	—	—	—	—	(5,059)
Change in pension benefit obligation	—	(14,365)	—	—	—	—	—	—	(14,365)
Additional capital due to restructuring at subsidiaries	—	—	2,743	—	—	—	—	—	2,743
Acquisitions of non-controlling interests	—	—	—	—	—	—	—	638	638
Effect of change in accounting principle (ASC 740, previously codified as FIN 48)	(75,180)	—	—	—	—	—	—	—	(75,180)

Balance as of December 31, 2007	$2,650,889	$305,467	$415,070	416,270,745	$133,507	—	—	$300,523	$3,805,456

Net income	1,140,544	—	—	—	—	—	—	88,837	1,229,381
Dividends	(468,135)	—	—	—	—	—	—	—	(468,135)
Cumulative translation adjustment	—	(227,618)	—	—	—	—	—	(62,015)	(289,633)
Adjustment of available-for-sale securities	—	(6,571)	—	—	—	—	—	—	(6,571)
Change in pension benefit obligation	—	87,659	—	—	—	—	—	—	87,659
Acquisitions of non-controlling interests	—	—	—	—	—	—	—	(36,496)	(36,496)

Balance as of December 31, 2008	$3,323,298	$158,937	$415,070	416,270,745	$133,507	—	—	$290,849	$4,321,661

Net income	73,741	—	—	—	—	—	—	2,590	76,331
Dividends	(208,066)	—	—	—	—	—	—	—	(208,066)
Cumulative translation adjustment	—	(316,004)	—	—	—	—	—	(9,349)	(325,353)
Adjustment of available-for-sale securities	—	(5,178)	—	—	—	—	—	—	(5,178)
Change in pension benefit obligation	—	(10,155)	—	—	—	—	—	—	(10,155)
Acquisitions of non-controlling interests	—	—	(11,588)	—	—	—	—	(3,122)	(14,710)
Issuance of preferred shares	—	—	470,845	—	—	83,254,149	25,314	—	496,159

Balance as of December 31, 2009	$3,188,973	$(172,400)	$874,327	416,270,745	$133,507	83,254,149	$25,314	$280,968	$4,330,689

See accompanying notes to consolidated financial statements

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009 and 2008, and for each of the three years in the period ended
December 31, 2009
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

			Date Control	Interest in Voting Stock Held by
			Acquired/ Date of	the Group at December 31,
Name of Subsidiary	Registered in	Core Business	Incorporation (*)	2009	2008	2007

Mechel International Holdings GmBH (MIH)(1)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	100.0%	100.0%	100.0%
Mechel Trading House (MTH)	Russia	Trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC), including its most significant subsidiaries:	Russia	Coal mining	Jan 21, 1999	95.8%	95.4%	93.5%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.5%	74.5%	74.4%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	94.2%	94.2%	93.8%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	84.1%	84.1%	79.9%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	91.4%	91.4%	90.4%
Mechel Targoviste S.A.	Romania	Steel products	Aug 28, 2002	86.6%	86.6%	86.6%
Mechel Zeljezara (MZ)**	Croatia	Steel products	March 17, 2003	—	—	100.0%
Urals Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	85.6%	85.6%	85.6%
Mechel Campia Turzii S.A.	Romania	Steel products	June 20, 2003	86.6%	86.6%	86.6%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Energo	Russia	Power trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	97.1%	97.1%	97.1%
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Izhstal	Russia	Steel products	May 14, 2004	88.4%	88.4%	88.2%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	90.4%
Mechel Service***	Russia	Trading	May 5, 2005	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec 20, 2005	100.0%	100.0%	100.0%
Metals Recycling	Russia	Scrap collecting	March 14, 2006	100.0%	100.0%	100.0%
Mechel Hardware ****	Russia	Trading	March 21, 2006	—	—	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	99.5%	99.5%	97.1%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.3%	98.3%	98.0%
Mechel Finance	Russia	Corporate finance	June 6, 2007	100.0%	100.0%	100.0%
Kuzbass Power Sales Company (KPSC)	Russia	Power sales	June 30, 2007	72.1%	72.1%	72.0%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%	100.0%	100.0%
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%	100.0%	100.0%
Ductil Steel S.A. (Ductil Steel)	Romania	Steel products	April 8, 2008	100.0%	100.0%	—
Oriel Resources Plc. (Oriel)	Great Britain	Chrome and nickel	Apr 17, 2008	100.0%	100.0%	—
HBL Holding GmbH (HBL)	Germany	Trading	Sept 26, 2008	100.0%	100.0%	—
The BCG Companies	USA	Coal mining	May 7, 2009	100.0%	—	—

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

*	Date, when a control interest was acquired or a new company established by either the Group or Controlling Shareholders.

**	Mechel Zeljezara (MZ) was liquidated on February 21, 2008.

***	On March 10, 2009, a new subsidiary of Mechel OAO, Mechel Service Global B.V., was incorporated.

****	Merged with MTH in July 2008.

(1)	Formerly — Mechel Trading AG (MT). Renamed on December 20, 2005.

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

Shareholders in each of Mechel’s subsidiaries before the restructuring who were not Controlling Shareholders did not contribute any shares in these subsidiaries to Mechel in exchange for its shares and were considered as outside the control group, and these shareholders retained a non-controlling interest in the subsidiaries. Thus, to the extent non-controlling interests existed in the entities under common control prior to March 19, 2003, such non-controlling interests did not change as a result of the formation of Mechel and the reorganization of the Group.

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

The Group operates in four business segments: steel (comprising steel and steel products), mining (comprising coal and iron ore), ferroalloy (comprising nickel, chrome and ferrosilicon) and power (comprising electricity and heat power), and conducts operations in Russia, Lithuania, Kazakhstan, USA and Central and Eastern Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel, mining, ferroalloy and power group. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvement programs and business acquisitions. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Group will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. The Group’s activities in all of its operating segments have been adversely affected by uncertainty and instability in international financial, currency and commodity markets resulting from the global financial crisis. As of December 31, 2009, the Group had a working capital deficiency of $537,141 and 2009 operating income significantly decreased from the prior year. In addition, as of that date the Group breached a number of financial and non-financial covenants in various borrowing arrangements (see Note 15) for all of which it has received waivers and/or amended covenants through 2010. Based on the Group’s forecasts management believes the Group will be able to meet all such covenants through 2010.

Management’s objective is to ensure that the Group meets its liquidity requirements, continues capital expenditures, repays borrowings as they fall due and continues as a going concern. To accomplish that the Group has continued to secure additional borrowing facilities and renew or refinance existing facilities as described below. In addition, the Group has experienced increasing price levels for its products in the later part of 2009 and early 2010 compared to the first half of 2009. Although there is no certainty that such experience will continue in the future, management’s plans for 2010 are based on a continuation of these improved price levels accompanied by an increase in demand for its products. On this basis management expects operating cash flows to provide an increased source of funds in 2010 to be available for capital expenditures and debt servicing.

To refinance debt falling due in 2010, the Group has initiated actions with various banks and other lenders to obtain new long-term borrowing facilities as well as renewing or refinancing existing arrangements, the most significant of which are presented in the analysis below.

•	As of December 31, 2009, the Group had unutilized committed credit facilities from financial institutions expiring after 2010 in the total amount of $328,508.

•	As disclosed in Note 27, during the period from January 1, 2010 through the date of authorization of issue of these consolidated financial statements, the Group received additional financing as follows:

•	5 billion Russian rubles from the placement of its secured non-convertible interest-bearing bonds maturing in 2013 ($170,443 as of the placement date);

•	$266,979 in the form of loans from Urals Reconstruction and Development Bank, Sberbank, UniCredit Bank, SKB Bank and Uralsib Bank repayable in 2011-2015.

•	As of April 21, 2010, the Group had registered, but not yet issued, ruble-denominated bonds in an aggregate principal amount of 40 billion Russian rubles ($1,372,773) with the Moscow Interbank Currency Exchange (MICEX). Under this program, in April 2010, the Group is placing a bond issue in the amount of 10 billion rubles ($343,193) of such registered bonds providing the Group with additional financing flexibility during 2010.

Management expects to continue to issue additional ruble bonds during 2010 and bank borrowings to provide specific financing for capital projects.

Management has concluded that cash generated from operations, current cash and short-term investments on hand, and borrowings under the credit facilities described above will be sufficient to meet the Group’s working capital requirements, anticipated capital expenditures and scheduled debt payments in 2010. Furthermore management believes that the Group has sufficient flexibility in deferring its non-critical capital expenditures in case specific project financing is not obtained and in managing its working capital to provide further financial flexibility as needed.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

Russian affiliates and subsidiaries of the Group maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian Accounting Regulations (“RAR”). Foreign subsidiaries and affiliates maintain their books and records in different foreign functional currencies and prepare accounting reports in accordance with generally accepted accounting principles (“GAAP”) in various jurisdictions. The financial statements and accounting reports for the Group and its subsidiaries and affiliates for the purposes of preparation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been translated and adjusted on the basis of the respective standalone Russian statutory or other GAAP financial statements.

The accompanying consolidated financial statements differ from the financial statements issued for Russian statutory and other GAAP purposes in that they reflect certain adjustments, not recorded in the statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to: (1) purchase accounting; (2) recognition of interest expense and certain operating expenses; (3) valuation and depreciation of property, plant and equipment and mineral licenses; (4) pension benefit obligations; (5) foreign currency translation; (6) deferred income taxes; (7) accounting for tax penalties; (8) revenue recognition; (9) valuation allowances for unrecoverable assets, and (10) recording investments at fair value.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) 2009-01 (“ASU 2009-01”). ASU 2009-01, also issued as FASB statement of Financial Accounting Standards (“SFAS”) 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, is effective for financial statements issued after September 15, 2009. ASU 2009-01 requires that the FASB’s Accounting Standards Codification (“ASC”) become the single source of authoritative U.S. GAAP principles recognized by the FASB. The Group adopted ASU 2009-01 and changed references to U.S. GAAP in its consolidated financial statements issued for the year 2009. The adoption of ASU 2009-01 did not have an impact on the Group’s consolidated financial position or results of operations.

(b)	Basis of consolidation

The consolidated financial statements of the Group include the accounts of all majority owned subsidiaries where no non-controlling interests or group of non-controlling interests exercises substantive participating rights. Investments in companies that the Group does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for under the equity method. Accordingly, the Group’s share of net earnings and losses from these companies is included in the consolidated income statements as income from equity investments. All other investments in equity securities are recorded at cost and adjusted for impairment, if any. Intercompany profits, transactions and balances have been eliminated in consolidation.

(c)	Business combinations

From January 1, 2009, the Group accounts for its business acquisitions according to FASB ASC 805, “Business Combinations” (“ASC 805”), and FASB ASC 810, “Consolidation” (“ASC 810”). The Group applies the acquisition method of accounting and recognizes the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, based on their respective estimated fair values measured as of that date. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items.

(d)	Goodwill

Goodwill represents the excess of the consideration transferred plus the fair value of any non-controlling interests in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. For the acquisitions with the effective date before January 1, 2009, the excess of the fair value of net assets acquired over cost, known as negative goodwill, was allocated to the acquired non-current assets, except for the deferred taxes, if any, until they were reduced to zero. Since January 1, 2009, the excess of the fair value of net assets acquired over the fair value of the consideration transferred plus the fair value of any non-controlling interests is recognized as a gain in the consolidated statements of income and comprehensive (loss) income on the acquisition date.

For investees accounted for under the equity method, the excess of cost to acquire a share in those companies over the Group’s share of fair value of their net assets as of the acquisition date is treated as goodwill embedded in the investment account. Goodwill arising from equity method investments is not amortized, but tested for impairment on annual basis.

(e)	Non-controlling interest

Non-controlling interests in the net assets and net results of consolidated subsidiaries are shown under the “Non-controlling interests” and “Net income attributable to non-controlling interests” lines in the accompanying consolidated balance sheets and statements of income and comprehensive (loss) income, respectively. Losses attributable to the Group and the non-controlling interests in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable the Group and the non-controlling interests, are to be attributed to those interests. That is, the non-controlling interests continue to be attributed to its share of losses even if that attribution results in a deficit non-controlling interest balance.

Prior to the Group’ s adoption of ASC 810 on January 1, 2009, the Group recognized 100% of losses for majority-owned subsidiaries that incur losses, after first reducing the related non-controlling interests’ balances to zero, unless minority shareholders were committed to fund the losses. Further, when a majority-owned subsidiary becomes profitable, the Group recognizes 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Group recognizes profits in accordance with the underlying ownership percentage.

(f)	Reporting and functional currencies

The Group has determined its reporting currency to be the U.S. dollar. The functional currencies for Russian, Romanian, Kazakh and German subsidiaries of the Group are the Russian ruble, the Romanian lei, the Kazakh tenge and Euro, respectively. The U.S. dollar is the functional currency of the other international operations of the Group.

The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income. Mechel’s Russian, Romanian, Kazakh and German subsidiaries translate Russian rubles, leis, tenge and Euros into U.S. dollars using the current rate method as prescribed by FASB ASC 830, “Foreign Currency Matters”, (“ASC 830”) for all periods presented.

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

Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with the requirements of ASC 805. In the reporting periods ending before January 1, 2009, for the purpose of determining the carrying amounts of the property, plant and equipment pertaining to interests of non-controlling shareholders in business combinations when less than a 100% interest is acquired, the Group used appraised fair values as of the acquisition dates in the absence of reliable and accurate historical cost bases for property, plant and equipment, which represented a departure from the U.S. GAAP effective before January 1, 2009. The portion of non-controlling interest not related to property, plant and equipment was determined based on the historical cost of those assets and liabilities.

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

Development costs are capitalized beginning after proven and probable reserves are established. Costs of developing new underground mines are capitalized. Underground development costs, which are costs incurred to make the mineral physically accessible, include costs to prepare property for shafts, driving main entries for ventilation, haulage, personnel, construction of airshafts, roof protection and other facilities. At the Group’s surface mines, these costs include costs to further delineate the mineral deposits and initially expose the mineral deposits and construction costs for entry roads, and drilling. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for improvements are capitalized, while costs related to maintenance (turnarounds) are expensed as incurred. In addition, cost incurred to maintain current production capacity at a mine and exploration expenditures are charged to expenses as incurred. Stripping costs incurred during the production phase of a mine are expensed as incurred.

Mining assets and processing plant and equipment are those assets, including construction in progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (refer to Note 3(k)), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date.

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

Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statements of income and comprehensive (loss) income.

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

The Group did not use the work of independent mining engineers to estimate the Group’s proven and probable reserves as of December 31, 2009 and 2008, except for those related to newly acquired subsidiaries. The Group’s proven and probable reserve estimates as of that date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers. In 2008, the Group established a policy, according to which the Group would engage independent mining engineers to review its proven and probable reserves at least every three years unless circumstances or additional factors warrant an additional analysis. This policy does not change the Group’s approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers.

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

The Group has numerous asset retirement obligations associated with its core business activities. The Group is required to perform these obligations under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general resources at the time of removal. The Group’s asset retirement obligations primarily relate to mining and steel production facilities with related landfills and dump areas and mines. The Group’s estimates of these obligations are based on current regulatory or license requirements, as well as forecasted dismantling and other related costs. Asset retirement obligations are calculated in accordance with the provisions of FASB ASC 410, “Asset Retirement and Environmental Obligations” (“ASC 410”).

In order to calculate the amount of asset retirement obligations, the expected cash flows are discounted using the estimate of credit-adjusted risk-free rate as required by ASC 410. The credit-adjusted risk-free rate is calculated as a weighted average of risk-free interest rates for Russian Federation bonds with maturity dates that coincide with the expected timing of when the asset retirement activities will be performed, adjusted for the effect of the Group’s credit standing. For the U.S. subsidiaries, the credit-adjusted risk-free rate is calculated as a weighted average of risk-free interest rates for the U.S. treasury bonds with maturity dates that coincide with the expected timing of when the asset retirement activities will be performed, adjusted for the effect of the Group’s credit standing.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Long-lived assets impairment, including definite-lived intangibles and goodwill

The Group follows the requirements of FASB ASC 360, “Property, Plant and Equipment” (“ASC 360”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and FASB ASC 350, “Intangibles — Goodwill and Other” (“ASC 350”), with respect to impairment of goodwill and intangibles. The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by ASC 350 and ASC 360. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on the Group’s assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the impairment testing.

ASC 350 prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs that could potentially lead to the impairment, i.e. significant decline in selling prices, production volumes or operating margins. Under ASC 350, goodwill is assessed for impairment by using the fair value based method. The Group determines fair value by utilizing discounted cash flows. The impairment test required by ASC 350 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level, at which goodwill impairment is measured and it is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

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

When performing impairment tests, the Group uses assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs as well as capital expenditures and working capital requirements during the forecasted period. The Group estimates discount rates using after-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Group’s growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. While impairment of long-lived assets does not affect reported cash flows, it does result in a non-cash

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

charge in the consolidated statements of income and comprehensive (loss) income, which could have a material adverse effect on the Group’s results of operations or financial position.

The Group performed an impairment analysis of long-lived assets, including definite-lived intangibles and goodwill at all major Group’s subsidiaries as of December 31, 2009. Cash flow forecasts used in the test were based on the assumptions as of December 31, 2009. The forecasted period for non-mining subsidiaries of the Group was assumed to be eight years to reach stabilized cash flows, and the value beyond the forecasted period was based on the terminal growth rate of 2.5%. For mining subsidiaries of the Group the forecasted period was based on the remaining life of the mines. Cash flows projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2010-2017, which were used in cash flow projections, were as follows:

Region	2010	2011	2012	2013	2014	2015	2016	2017

Russia	10%	9%	8%	7%	6%	6%	6%	6%
USA	2%	3%	3%	3%	2%	2%	2%	2%
Europe	3%	2%	2%	2%	2%	2%	2%	2%
Romania	5%	4%	4%	4%	4%	4%	4%	4%
Bulgaria	5%	4%	4%	4%	4%	4%	4%	4%
Kazakhstan	10%	9%	8%	7%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flows projections, the Group used similar discount rates for Russia, Eastern Europe, Kazakhstan, and the USA, assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2009 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2010	2011	2012	2013	2014	2015	2016	2017

Discount rate	14.92%	14.58%	13.76%	12.98%	12.24%	11.53%	10.86%	10.25%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group for all major subsidiaries as of December 31, 2009, no impairment loss was recognized.

Based on the sensitivity analysis carried out as of December 31, 2009, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that the Group would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	2% decrease in future planned revenues;

•	1% point increase in discount rates for each year within the forecasted period;

•	1% point decrease in cash flows growth rate after the forecasted period.

The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

(o)	Finance lease

The cost of equipment acquired under the capital (finance) lease contracts is measured at the lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet at the measured amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review as described in 3(n). Capital lease liabilities are divided into long-term and current portions based on

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included into depreciation charge for the period.

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

Coal, nickel and iron ore inventory costs include direct labor, supplies, depreciation of equipment, depletion of mining assets and amortization of licenses to use mineral reserves, mine operating overheads and other related costs. Operating overheads are charged to expenses in the periods when the production is temporarily paused or abnormally low.

Market value is the estimated price, at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale. The Group determines market value of inventories for a group of items of inventories with similar characteristics. The term “market” means current replacement cost not to exceed net realizable value (selling price less reasonable estimable costs of completion and disposal) or be less than net realizable value adjusted for a normal profit margin. Market value for each group is compared with an acquisition/manufacturing cost, and the lower of these values is used to determining the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of income and comprehensive (loss) income.

(q)	Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. The Group reviews the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, the Group applies specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written-off against allowance or charged off to operating expenses (if no allowance was created in previous periods).

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

Contribution to the Russian pension fund together with other social contributions are included within a unified social tax (“UST”), which is calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280 thousand Russian rubles or approximately $9 translated at the exchange rate of the Russian rubles to the U.S. dollar at December 31, 2009) to 2% (applied to the part of the annual gross salary above 600 thousand Russian rubles or approximately $20 translated at the exchange rate of the Russian ruble to the U.S. dollar at December 31, 2009) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian pension fund), where the rate of contributions to the Russian Pension Fund varies from 14% to 5.5%, respectively, depending on the annual gross salary of each employee. Contributions to the Russian pension fund for the years ended December 31, 2009, 2008 and 2007 were $75,164, 102,827 and $71,329, respectively.

The BCG Companies contribute to multiemployer defined benefit pension plans sponsored by the United Mine Workers of America (“UMWA”) labor union. The amount of contributions to the UMWA based on the number of employees, a specified rate and the total number of employee hours worked for the period from the acquisition date through December 31, 2009 was approximately $2,000.

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

The Group’s U.S. subsidiaries adopted the FASB ASC 715, “Compensation — Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated postretirement benefit obligation (“APBO”) was recognized at the acquisition of the U.S. subsidiaries on May 7, 2009 (refer to Note 4(a)). The APBO represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement (refer to Note 18).

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

Advertising costs are expensed as incurred. During the years ended December 31, 2009, 2008 and 2007, advertising costs were insignificant.

(v)	Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $689,777, $842,475 and $330,290 for the years ended December 31, 2009, 2008 and 2007, respectively.

(w)	Income taxes

Provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force in individual jurisdictions. The Group accounts for income taxes under the liability method in accordance with FASB ASC 740, “Income Taxes” (“ASC 740”). Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

On January 1, 2007, the Group adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN No. 48”), later formally codified in ASC 740. This authoritative guidance prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group accounted for $75,180, including interest and penalties for $19,253, as a cumulative adjustment of the adoption of the aforementioned authoritative guidance to the January 1, 2007 retained earnings. As of December 31, 2009 and 2008, the Group included accruals for unrecognized income tax benefits totaling $17,172 and $27,176, including interest and penalties for $7,928 and $8,665 as a component of accrued liabilities, respectively. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes.

(x)	Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2009, 2008 and 2007, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of the ASC 715. In accordance with ASC 715, the Group recognizes actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2009 and 2008, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses.

Accumulated other comprehensive (loss) income is comprised of the following components:

	December 31,	December 31,
	2009	2008

Cumulative currency translation adjustment	(215,814)	100,190
Unrealized losses on available-for-sale securities	(5,774)	(596)
Pension adjustments	49,188	59,343

Total accumulated other comprehensive (loss) income	(172,400)	158,937

(y)	Stock-based compensation

The Group applies the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2009, 2008 and 2007, the Group did not enter in any employee stock-compensation arrangements.

(z)	Segment reporting

According to FASB ASC 280, “Segment Reporting” (“ASC 280”), segment reporting follows the internal organizational and reporting structure of the Group. The Group’s operations are presented in four business segments as follows:

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

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2009 and 2008. For long-term borrowings, the difference between fair value and carrying value is shown in Note 16. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (refer to Note 9).

(bb)	Guarantees

In accordance with FASB ASC 460, “Guarantees” (“ASC 460”), the fair value of a guarantee is determined and recorded as a liability at the time when the guarantee is issued. The initial guarantee amount is subsequently remeasured to reflect the changes in the underlying liability. The expense or re-measurement adjustments are is included in the related line items of the consolidated statements of income and comprehensive (loss) income, based on the nature of the guarantee. When the likelihood of performing on a guarantee becomes probable, a liability is accrued, provided it is reasonably determinable on the basis of the facts and circumstances at that time.

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

(dd)	Derivative instruments and hedging activities

The Group recognizes its derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2009, 2008 and 2007, the Group did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument held by the Group is recognized currently in income. There were no significant gains or losses related to the change in the fair value of derivative instruments included in the net foreign exchange gain (loss) in the accompanying consolidated statements of income and comprehensive (loss) income for each of the three years in the period ended December 31, 2009. There were no foreign currency forward and options contracts outstanding as of December 31, 2009 and 2008.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ee)	Investments

The Group recognizes all its debt and equity investments in accordance with FASB ASC 320, “Investments — Debt and Equity Securities” (“ASC 320”). At acquisition, the Group classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date the Group reassesses appropriateness of the classification.

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

  Available-for-sale securities

Investments (debt or equity), which are not classified as held-to-maturity or trading are classified as available-for-sale. Change in their fair value is reflected in other comprehensive (loss) income.

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

		Year End Rates*			Average Exchange Rates* for the
	At April 21,	at December 31,			Years Ended December 31,
Currency	2010	2009	2008	2007	2009	2008	2007

Russian ruble	29.14	30.24	29.38	24.55	31.72	24.86	25.58
Swiss franc	0.93	0.97	1.06	1.12	0.92	1.08	1.20
Euro	0.74	0.70	0.71	0.68	0.72	0.68	0.73
Romanian lei	3.08	2.94	2.83	2.46	3.04	2.52	2.44
Lithuania lit	2.56	2.41	2.45	2.36	2.48	2.36	2.52
Kazakh tenge	146.68	148.36	120.77	120.3	147.51	120.33	122.55

(*)	Exchange rates shown in local currency units for one U.S. dollar

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

(gg)	Recently issued accounting pronouncements

  Non-controlling Interests in Consolidated Financial Statements

On December 4, 2007, the FASB issued authoritative guidance that establishes accounting and reporting standards for non-controlling interests in partially-owned consolidated subsidiaries and the loss of control of subsidiaries. The most significant changes adopted by this of this guidance are the following:

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

This guidance is effective for the fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. The Group adopted this guidance on January 1, 2009 and made necessary changes to the presentation of non-controlling interests in its consolidated financial statements as of December 31, 2009 and for the year then ended. Comparative disclosures and accounts for the prior periods presented herein were also reclassified accordingly. As a result of the implementation of this guidance, $290,849 relating to non-controlling interests as of December 31, 2008 have been reclassified from Non-controlling interest as a separate component of liabilities to Non-controlling interests within Equity. In addition, the amounts related to the acquisition of non-controlling interest in subsidiaries of $51,346 and $2,378 have been reclassified from Investing activities to Financing activities in the consolidated statement of cash flows for the years ended December 31, 2008 and 2007, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aforementioned guidance is included in ASC 810.

Business Combinations

On December 4, 2007, the FASB issued authoritative guidance regarding business combinations, which was subsequently amended in April 2009. The most significant changes require the acquirer to:

•	Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed and non-controlling interests in acquisitions of less than 100% controlling interest when the acquisition constitutes a change in control of the acquired entity;

•	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

•	Recognize contingent consideration arrangements at fair value at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

•	With certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values;

•	Capitalize in-process research and development assets acquired;

•	Expense, as incurred, acquisition-related transaction costs;

•	Capitalize acquisition-related restructuring costs only if the criteria in FASB ASC 420, “Exit or Disposal Cost Obligations” (“ASC 420”), are met as of the acquisition date;

•	Recognize changes in income tax valuation allowances and tax uncertainty accruals established in purchase accounting as adjustments to income tax expense (including those related to acquisitions before the adoption of this guidance);

•	Push back any adjustments made to the preliminary purchase price allocation during the measurement period to the date of the acquisition;

•	Determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

The guidance regarding business combinations is required to be adopted concurrently with the guidance related to non-controlling interests in consolidated financial statements and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Group adopted the guidance regarding business combinations on January 1, 2009 and applied it to the acquisitions consummated during the year ended December 31, 2009.

The aforementioned guidance is included in ASC 805.

Fair Value Measurement

Effective January 1, 2008, the Group adopted authoritative guidance regarding fair value measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Group elected a one-year deferral of the effective date of the aforementioned guidance permitted for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). Following the one-year deferral, the Group adopted this guidance for non-financial assets and non-financial liabilities measured at fair value on a nonrecurring basis, such as assets and liabilities measured at fair value in a business combination; impaired property, plant and equipment; intangible assets and goodwill; initial recognition of asset retirement

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligations. In 2009, the Group did not have impairment of goodwill or intangible assets. The Group applied the fair value measurement concept of this guidance to its estimates of fair value for goodwill, indefinite lived intangibles, and the acquired non-financial assets and liabilities of the BCG Companies and estimation of contingent consideration included in the purchase price.

In October 2008, the FASB issued authoritative guidance regarding determining the fair value of a financial asset when the market for that asset is not active, to clarify the application of previously issued guidance in inactive markets for financial assets. This guidance became effective upon issuance and included in ASC 820. The adoption of ASC 820 did not have a material effect on Group’s financial position and results of operations.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued authoritative guidance regarding recognition and presentation of other-than-temporary impairments. This guidance amends the other-than-temporary impairment guidance for debt securities and presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Among other things this guidance replaced the current requirement that a holder have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity conclude it does not intend to sell an impaired security and it is not more likely than not it will be required to sell the security before the recovery of its amortized cost basis. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on the Group’s financial position and results of operations.

The aforementioned guidance is included in ASC 320.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued authoritative guidance regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This is additional guidance for estimating fair value in accordance with FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), when the volume and level of activity for the asset or liability have significantly decreased. This guidance also includes guidance on identifying circumstances that indicate a transaction is not orderly. It reaffirms the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on the Group’s financial position and results of operations.

The aforementioned guidance is included in ASC 820.

Subsequent Events

In May 2009, the FASB issued authoritative guidance regarding subsequent events, which establishes general standards of accounting for, and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance is effective for financial statements issued for the fiscal years and interim periods ending after June 15, 2009. The Group adopted the aforementioned guidance starting from the consolidated financial statements for the year ended December 31, 2009 and evaluated subsequent events through the date these financial statements were issued, April 21, 2009.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aforementioned guidance is included in FASB ASC 855, “Subsequent Events” (“ASC 855”).

Variable Interest Entities

In June 2009, the FASB issued authoritative guidance, which amends the consolidation guidance that applies to variable interest entities (“VIEs”). An enterprise will need to reconsider its previous conclusions, including (1) whether an entity is a VIE, (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. The aforementioned guidance is effective as of the beginning of January 1, 2010 for the Group. Early adoption is prohibited. The Group is currently assessing whether the adoption of this guidance will have a material effect on the Group’s financial position and results of operations.

The aforementioned guidance is included in ASC 810.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures” (“ASU 2009-05”). ASU 2009-05 provided amendments to ASC Topic 820-10 “Fair Value Measurements and Disclosures — Overall”, for the fair value measurement of liabilities. The purpose of ASU 2009-05 is to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses either the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of ASC 820. This guidance is effective for the first reporting period beginning January 1, 2010 for the Group. The Group is currently assessing whether the adoption of ASU 2009-05 will have a material effect on the Group’s consolidated financial position, results of operations or cash flows.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities

The FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”), which formally codifies FASB SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” that was issued in June 2009, into the FASB’s ASC. The objective of ASU 2009-17 is to improve financial reporting by companies involved with variable interest entities. ASU 2009-17 will require companies to perform an analysis to determine whether the companies’ variable interest or interests give it a controlling financial interest in a variable interest entity. ASU 2009-17 is effective for financial statements issued for years beginning after November 15, 2009, and for interim periods within those years. The Group is currently assessing whether the adoption of ASU 2009-17 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Improving Disclosures about Fair Value Measurements

In February 2010, the FASB issued ASU 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), included to ASC 820. ASU 2010-6 changes the disclosure requirements for fair value measurements. Companies are now required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, whereas existing rules only require the disclosure of transfers in and out of Level 3. Additionally, in the rollforward of Level 3 activity, companies should present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis as is currently allowed. The update also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial position. Companies should also provide information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring instruments classified as either Level 2 or Level 3. ASU 2010-06 is effective since the first quarter of 2010 with prospective application, except for the new requirement related to the Level 3

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rollforward. Gross presentation in the Level 3 rollforward is effective since the first quarter of 2011 with prospective application. The Group is currently assessing whether the adoption of ASU 2010-06 will have a material effect on the Group’s consolidated financial position, results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the current year presentation. Such reclassifications affect the presentation of balances under transactions with related parties and have no impact on net income or shareholders’ equity.

As described above, the Group prospectively adopted authoritative guidance related to non-controlling interest included in ASC 810 with the exception of the presentation and disclosure requirements, which were adopted retrospectively. ASC 810 requires the non-controlling interests to be classified as a separate component of equity, net income and cash flows.

4.	ACQUISITIONS, INVESTMENTS AND DISPOSALS

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2007 and December 31, 2009.

(a)	The BCG Companies

On August 19, 2008, the Group entered into a stock purchase and sale agreement, last amended and finalized as of May 6, 2009 (“Agreement”) with the owners (“Seller”) of all the issued and outstanding stock of Bluestone Industries, Inc., Dynamic Energy, Inc. and JCJ Coal Group LLC (“the BCG Companies”). The BCG Companies are coal producers located in the United States, which possess and lease coking coal reserves, coal mines and processing plants. The acquisition is in line with the Group’s strategy aimed at further developing of its mining segment. By acquiring the BCG Companies the Group would gain control over the high quality coal assets, obtain access to the U.S. coking coal consumers, and reinforce its international standing.

The closing of the Agreement took place on May 7, 2009 (“Closing Date”). The purchase price (“Purchase Price”) that the Group either has already paid or should pay in a five year term to the Seller under the Agreement constituted $436,414 plus 83,254,149 preferred shares of Mechel OAO plus two contingent payments (“Contingent Payment”) less the amount exceeding the BCG Companies’ target debt of $132,000. In accordance with the Agreement, by December 18, 2008, the Group remitted to the Seller a series of partial prepayments in the total amount of $436,414. As of Closing Date, the Group transferred 83,254,149 of its preferred shares to the Seller.

The Contingent Payment consists of two parts. The first part of the Contingent Payment includes a Contingent Share Value Right (“CVR”). Any potential CVR cash payment due to the actual total return from the preferred shares being less or equal to the target value of $986,063 will be paid on the fifth anniversary of the Closing Date and will equal the amount by which the target return exceeds the sum of the aggregate market value of the preferred shares and all dividends received. The target return could be increased up to $1,585,000 based on the additional tonnes of proven and probable reserves or measured and indicated resources in excess of 261.6 million tonnes of in-place measured and indicated resources and proven and probable reserves identified until the Closing Date, limited by 196.9 million tonnes discovered during the results of additional geological researches of the reserves of the BCG Companies.

The Group shall be released from its obligations in respect of the Contingent Payment if the market value of the preferred shares plus the cumulative dividends declared to the Seller exceeds $1,783,125 or, on July 7, 2011, 112.5% of the total of the first part of the Contingent Payment and $986,063. The Group has a right to pay the discounted amount of Contingent Payment prior to its maturity. If the Group pays the Contingent

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Payment at any time within five years from the Closing Date, the first part of the Contingent Payment shall be determined as $598,937. An unconditional and irrevocable guarantee was granted by Mechel Mining OAO to the Seller in respect of this CVR cash payment. The CVR part of the Contingent Payment can be decreased by a maximum of $200,000, which is the limit of identifiable damages caused to the BCG companies by Seller’s actions occurred during the pre-closing period, including claims and litigation.

The second part of the Contingent Payment is to be made within five years from the Closing Date and depends on the results of additional geological researches of the reserves of the BCG Companies (“Drilling Program”). Organization and completion of Drilling Program by independent experts is Sellers’ responsibility, and it must be fulfilled until July 7, 2011. The amount of the first part of the Contingent Payment will be proportional to the quantity of additional coal reserves and resources of the BCG Companies identified until that date, as compared to those reserves and resources existing at the date of acquisition. Each tonne of the additional coal reserves and resources will be remitted to the Sellers at $3.04 per tonne if the payment occurs on May 7, 2014, and will be discounted in case of earlier repayment. Mechel Mining OAO issued an unconditional and irrevocable guarantee to the Seller in respect of this payment. The guarantee is limited to $1,000,000.

On May 6, 2009, the Group entered into pledge agreements relating to all the outstanding stock and capital membership in the BCG Companies in favor of the Seller. These pledges were made to secure the Contingent Payment, and will be released when the Contingent Payment obligations will have been fulfilled, terminated or expired.

The Group accounted for the acquisition of the BCG Companies under the purchase method of accounting in accordance with ASC 805. The following table summarizes the fair values of the purchase consideration at the Closing Date:

May 7, 2009

Cash payment	436,414
Mechel OAO preferred shares	496,159
CVR contingent payment	495,234
Drilling Program contingent payment	19,373

Total investment	1,447,180

The CVR contingent payment is a residual of estimated target value of the CVR and fair value of Mechel OAO preferred shares transferred. The target value of the CVR was determined by the Group based on an appraisal performed by independent mining engineers as of the acquisition date. The estimation implied the review of all existing evidence for the Seller’s opportunity to convert an additional inferred tonnage to proven and probable, or measured and indicated categories to be discovered during the results of Drilling Program and limited by 196.9 million tonnes. The probability for the Seller to convert the additional inferred tonnage to proven and probable, or measured and indicated categories after the completion of Drilling Program was estimated by the independent appraisal at 78.63%. The CVR contingent payment was classified as a long-term liability in accordance with ASC 480 and ASC 815. The present value of the CVR target value as of May 7, 2009 was calculated using the discount rate of 8% per annum and amounted to $991,393. The contingent liability recognized as of the acquisition date amounted to $495,234, and was calculated as the difference between the estimated target value and the preferred shares fair value as of May 7, 2009.

Mechel OAO preferred shares are not marketable (refer to Note 20), and they were appraised by an independent third party using the probability-weighted expected return method. Under this method, the value of the Company’s capital is estimated based on an analysis of current and future values for the entire enterprise based on different scenarios. Each scenario determines a common and preferred equity value based on measured cash distributions as of the scenario event date, after considering the rights of both preferred and

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common equity and any other claims by other capital stakeholders. An appropriate probability was applied to each of the scenarios. The weighted average preferred share value was determined as $5.96 (196 rubles) as of May 7, 2009.

The drilling program contingent payment was determined by the Group based on an appraisal performed by independent mining engineers at acquisition date. The estimation was made in conjunction with the estimation of the CVR contingent payment. As a result of the analysis, that incorporated the independent mining engineers’ assumptions about the Seller’s successful effort to identify additional mineral reserves and resources as a result of the Drilling Program, additional contingent mineral reserves were estimated at $72,918 and included in the fair value of the BCG Companies’ mineral licenses. The Drilling Program contingent payment was appraised applying the same assumptions about the conversion of the inferred tonnage and the agreed rate of $3.04 per tonne as indicated above. It matures on May 7, 2014, and was classified as long-term liability in accordance with ASC 480 and ASC 805 and was discounted using the discount rate of 8%, stated in the Merger agreement for actual settlement of contingent obligation, which represents the estimate of the amount that would have been paid if the Group had settled the liability at the balance sheet date. The present value of the Drilling Program contingent payment as of May 7, 2009 amounted to $19,373.

The Group determined the fair values of the BCG Companies’ assets acquired and liabilities assumed for property, plant and equipment, intangible assets, mineral rights, asset retirement obligations, non-pension employees benefits, deferred income taxes and tax contingencies based on independent appraisal. The Group internally determined the fair values for current assets and current and long-term liabilities of the BCG Companies as of May 7, 2009. The results of operations of the BCG Companies are included in the consolidated financial statements from the date of acquisition of control, May 7, 2009. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

May 7, 2009

Cash and cash equivalents	4,908
Other current assets	43,437
Property, plant and equipment	138,396
Mineral licenses	2,171,633
Other non-current assets	3,453
Current liabilities	(111,286)
Long-term liabilities	(93,164)
Deferred income taxes	(710,197)

Fair value of net assets acquired	1,447,180

Total investment	1,447,180

The income approach was used in valuing the coal mineral licenses of the BCG Companies. In using the Income approach, the opinion of value was developed using the Multi-Period Excess Earnings Method (“MPEEM”). The MPEEM is a specific application of the discounted cash flow method. The principle behind the MPEEM is that the value of a mineral license is equal to the present value of the incremental after-tax cash flows attributable only to the subject mineral license after deducting contributory asset charges. The principle behind a contributory asset charge is that a mineral license “rents” or “leases” from a hypothetical third party all the assets it requires to produce the cash flows resulting from its development, that each project rents only those assets it needs (including elements of goodwill) and not the ones that it does not need, and that each project pays the owner of the assets a fair return on (and of, when appropriate) the fair value of the rented assets. Thus, any net cash flows remaining after such charges are attributable to the subject asset being valued. The incremental after-tax cash flows attributable to the subject asset are then discounted to their present value.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Both the cost and market approaches were utilized in appraising plant and equipment and intangible assets. For the cost approach, the reproduction/replacement cost was determined recognizing the concept that a prudent investor would pay no more for an asset than the cost to reproduce or replace the asset with an identical or similar unit of equal utility. The market approach focuses on the actions of actual buyers and sellers in the market for similar assets. It was applied when the Group had sufficient detailed information to find comparable sales data in the marketplace.

In accordance with ASC 805, the Group adjusts the contingent liability arising from the contingent consideration arrangements each reporting period, with a corresponding gain or loss reflected in the statement of operations, based on changes in the fair value of the obligation. The Group determined the fair value of Mechel OAO preferred shares as of December 31, 2009 based on an independent appraisal using the same method as of the acquisition date. The weighted average preferred share value was determined as $12.97 (392 Russian rubles) as of December 31, 2009. The estimations of the CVR target value and Drilling Program contingent payment remained unchanged, except for the effects of accretion from the date of the acquisition through December 31, 2009.

The contingent payment as of December 31, 2009 and May 7, 2009 in the amount of $20,369 and $514,607, respectively, is recorded within other long-term liabilities. The change in the fair value of Mechel OAO preferred shares during the post-acquisition period through December 31, 2009 resulted in a $494,238 decrease in the CVR contingent payment, which was recorded as a non-taxable gain in Other income and expense, net in the consolidated financial statements. This gain is a result of the changes resulting from the events after the acquisitions date, primarily because of the significant increase in the value of preferred shares following similar increase in the Mechel OAO common stock quotes, and does not constitute a measurement period adjustment that would require adjustment of the purchase consideration.

The fair value of the CVR contingent payment is closely linked to the fair value of the Mechel OAO preferred shares that are not marketable, success of the Seller’s drilling efforts, dividend payments, passage of time and other factors, of which some are beyond the Group’s control. The changes in these factors or underlying assumptions could significantly impact the fair value of the CVR contingent payment in the future through the date of its ultimate settlement or extinguishment.

The BCG Companies are included in the Mining segment.

(b)	HBL Holding GmbH

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

This acquisition was accounted for using the purchase method of accounting. The results of operations of HBL are included in the consolidated financial statements from the date of acquisition of control, September 26, 2008. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $14,308 of the amounts that otherwise would have been assigned to

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

property, plant and equipment, in accordance with ASC 805. The following table summarizes the final fair values of net assets acquired at the date of acquisition of control:

September 26,
2008

Cash and cash equivalents	32,875
Other current assets	37,739
Property, plant and equipment	35,438
Other non-current assets	45
Current liabilities	(40,746)
Long-term liabilities	(7,384)
Deferred income taxes	(2,112)

Fair value of net assets acquired	55,855

Total investment	55,855

(c)	Oriel Resources Plc.

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

This acquisition was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $30,587 of the amounts that otherwise would have been assigned to long-lived assets in accordance with the ASC 805. The results of operations of Oriel are included in the consolidated financial statements from the date of acquisition

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of control, April 17, 2008. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

April 17,
2008

Cash and cash equivalents	27,914
Other current assets	139,664
Property, plant and equipment	359,769
Mineral licenses	1,724,730
Other non-current assets	2,378
Current liabilities	(158,057)
Long-term liabilities	(113,136)
Deferred income taxes	(521,083)

Fair value of net assets acquired	1,462,179
Non-controlling interest share in net assets	(463)

Total investment	1,461,716

Oriel is included in the Ferroalloy segment.

(d)	Ductil Steel S.A.

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Toplofikatsia Rousse

On December 17, 2007, the Group acquired a 49% interest in Toplofikatsia Rousse (“TPP Rousse”), a power plant located in Rousse, Republic of Bulgaria, for $73,539 in cash. Following the approval by the Post-Privatization Control Agency of Bulgaria and Antimonopoly Committee of Bulgaria, Mechel International Holdings GmbH, acquired 49% of the shares from the TPP Rousse’s 100% owner, Holding Slovenske elektrarne d.o.o. (“HSE”) of Slovenia.

The power plant potential capacity is 400 MW and it has total heat capacity of 554 Gcal/h and a staff of more than 700 employees. As of the date of acquisition, only some of the plant’s generators produced electric power, thus the plant’s capacity was under-utilized.

The investment is in line with the Group’s strategy to develop power segment. Management has an intention, but not a commitment, to increase its interest to a controlling stake in the future.

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

(f)	Temryuk-Sotra

On July 2, 2007, the Group acquired a 100% interest in Temryuk-Sotra, including Souztranzit and Tekhnoprodintorg, seaport for $6,254 in cash. The acquisition is in line with Mechel’s further developing of its own transport infrastructure. Temryuk-Sotra seaport is located at the Taman shore of the Sea of Azov and is expected to be utilized for primarily coal transportation by small tonnage river-sea type vessels. The competitive advantage of the port of Temryuk is determined by its geographical location, proximity to sea communications, year-round navigation, and available railroad and highway access.

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

(g)	Transkol

On May 29, 2007, the Group acquired a 100% interest in Transkol OOO, a company with local railway access to a railway junction located near Southern Kuzbass Coal Company (“SKCC”), for $7,173 in cash. The acquisition of Transkol is in line with the Group’s intention to develop coal production at Erunakovskaya mine, owned by SKCC. The premium paid resulted in a goodwill, none of which will be deductible for income tax purposes. The company is included in the Mining segment.

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

(i)	Kuzbass Power Sales Company

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

June 30,
2007

Cash and cash equivalents	8,988
Other current assets	12,714
Other non-current assets	230
Property, plant and equipment	25,631
Current liabilities	(28,470)
Non-current liabilities	(2,706)
Deferred income taxes	(2,955)

Fair value of net assets acquired	13,432
Non-controlling interest share in net assets	(6,682)
Goodwill	39,651

Total investment	46,401

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

(j)	Southern Kuzbass Power Plant

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

April 19,
2007

Cash and cash equivalents	791
Other current assets	10,008
Other non-current assets	325
Property, plant and equipment	160,833
Current liabilities	(4,106)
Non-current liabilities	(7,290)
Deferred income taxes	(24,744)

Fair value of net assets acquired	135,817
Non-controlling interest share in net assets	(7,704)
Goodwill	142,696

Total investment	270,809

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

(k)	Yakutugol and Elgaugol

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

The acquisition of 75% less one share of Yakutugol was accounted for using the purchase method of accounting. The results of operations of Yakutugol are included in the consolidated financial statements from the date of acquisition of control, October 19, 2007. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Elgaugol holds the license for the development of the Elga coal deposit, located in the Far Eastern part of the Russian Federation. The objective of acquiring Elgaugol is to obtain access to deposits of high quality coking coal, which lays a solid foundation for long term development of the Mining segment. The acquired railway real estate complex includes the unfinished 60 km section of the railway spur track from Zeisk station of the Far Eastern Railway to the Elga coal deposit with related access roadway. The current license expires in 2020 and is subject to renewal conditioned upon complying with certain commitments and obligations undertaken by Mechel under the Purchase and Sales Agreement and the license requirements.

As part of the auction conditions, Mechel has committed to complete the railway by September 2010. In addition to the construction of the railway, Mechel has to meet certain operating related milestones as follows: (a) complete legal permits for the minefield development by June 2009 (currently pending the final approval by the state authorities); (b) commence construction of the mining plant by November 2009, (approved for extension by the state authorities); (c) complete construction of the mining plant, with the required water-supply system, and commence coal production by October 2010, (d) reach estimated annual coal production of 9 million tonnes by July 2013, and (e) reach estimated annual coal production of 18 million tonnes by July 2018. There are risks that Mechel will not be able to comply with all requirements, particularly with the timely construction of the railway, which will be built over more than one hundred bridges, in the isolated area of the Elgaugol minefield. Failure to meet these requirements could result in the suspension or termination of the license for the development of the Elga coal deposit. In order to avoid incompliance with the license deadlines, the Group has filed an application with the Ministry of Natural Resources and Ecology for amending the terms of the license and extending the deadlines. The Group has significant commitments for the construction of the railway (refer to Note 26). Management believes that as of April 21, 2010, the Group is in compliance with the requirements and commitments set by the license.

In June 2008, Mechel completed the allocation of the purchase price between Elgaugol and the railway property, which was based on the Group’s internal expert estimation of fair values of the underlying assets. As a result of the allocation, the Group assigned $346,532 to Elgaugol and the remaining $390,278 to the railway property.

Elgaugol OAO is a Development Stage Entity, which does not meet the definition of a business for accounting purposes, as defined in ASC 805, due to the fact that acquired set of assets is not able, on a standalone basis, to perform normal operations and generate revenue stream. Mechel has accounted for this transaction as an asset acquisition. The following table summarizes the allocation of acquisition costs of $355,408 (which includes $346,532 paid in cash for 68.86% of the shares acquired in the auction and $8,876 related to 2.35% in Elgaugol owned by Yakutugol) to net assets acquired:

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

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2008, the license for the development of the Elga coal deposit, which had been held by Elgaugol, and the railway real estate complex were transferred to Yakutugol, followed by a subsequent liquidation of Elgaugol.

At the same auction, and as part of the Purchase and Sales Agreement, Mechel acquired additional railway assets for a total of $50,104, of which title over assets valued at $10,032 was disputed in courts between RZD and a third party. As of December 31, 2008, the court proceedings were finalized resulting in the release of the disputable property and its subsequent transfer to the Group. In accordance with the amendment to the Purchase and Sales Agreement dated March 19, 2009, the total amount of additionally acquired assets was decreased to $29,769 based on the results of physical inspection undertaken by Mechel. The title was transferred in 2009.

(l)	Exchange of shares

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

(m)	Goodwill

Balance at December 31, 2006	45,914

Acquisition of Yakutugol (Note 4(k)), Mining segment	494,053
Acquisition of Southern Kuzbass Power Plant (Note 4(j)), Power segment	148,647
Acquisition of Bratsk Ferroalloy Plant (Note 4(h)), Ferroalloy segment	114,651
Acquisition of Kuzbass Power Sales Company (Note 4(i)), Power segment	76,817
Acquisition of Transkol (Note 4(g)), Mining segment	5,513
Acquisition of Temryuk-Sotra (Note 4(f)), Mining segment	2,711
Acquisition of Prommet, Steel segment	1,857
Translation difference	24,283

Balance at December 31, 2007	914,446

Acquisition of Ductil Steel (Note 4(d)), Steel segment	132,690
Acquisition of non-controlling interest in SUNP, Ferroalloy segment	4,532
Increase in goodwill as a result of derecognition of deferred tax assets related to acquisitions (Note 21)	44,568
Translation difference	(185,792)

Balance at December 31, 2008	910,444

Acquisition of EkosPlus, Mining segment	4,533
Translation difference	(20,603)

Balance at December 31, 2009	894,374

Goodwill arising on the above acquisitions is not deductible for tax purposes.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Non-controlling interests

The following table summarizes changes in non-controlling interests for the three years ended December 31, 2009:

Balance at December 31, 2006	163,036

New acquisitions	5,777
Purchase of the non-controlling interest in existing subsidiaries by the Group	(5,139)
Non-controlling share in subsidiaries’ income from continuing operations	116,234
Translation difference	20,615

Balance at December 31, 2007	300,523

Purchase of the non-controlling interest in existing subsidiaries by the Group	(36,496)
Non-controlling share in subsidiaries’ income from continuing operations	88,837
Translation difference	(62,015)

Balance at December 31, 2008	290,849

Purchase of the non-controlling interest in existing subsidiaries by the Group	(3,368)
New acquisitions	246
Non-controlling share in subsidiaries’ income from continuing operations	2,590
Translation difference	(9,349)

Balance at December 31, 2009	280,968

At various dates during 2009, 2008 and 2007, the Group purchased non-controlling interest in the following subsidiaries:

		Non-Controlling Interest
		Acquired
Year Ended December 31, 2007:	Date of Acquisition	%	Amount	Cash Paid

Southern Kuzbass Coal Company (SKCC)	January-September	0.05%	147	1,269
Chelyabinsk Metallurgical Plant (CMP)	February-April	0.09%	629	635
Izhstal	January-June	0.27%	350	328
Tomusinsk Energo Management (TEM)	March-May	2.08%	327	107
Korshunov Mining Plant (KMP)	January-October	0.02%	11	32
Port Posiet	February-July	0.16%	20	7

			1,484	2,378

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Non-Controlling Interest
		Acquired
Year Ended December 31, 2008:	Date of Acquisition	%	Amount	Cash Paid

Southern Urals Nickel Plant (SUNP)	May-July	4.15%	18,936	31,780
Southern Kuzbass Coal Company (SKCC)	March-October	1.96%	11,230	13,646
Chelyabinsk Metallurgical Plant (CMP)	April-August	0.39%	4,211	4,661
Beloretsk Metallurgical Plant (BMP)	January-April	0.01%	871	6
Tomusinsk Energo Management (TEM)	May	2.80%	527	400
Izhstal	May	0.20%	355	194
Southern Kuzbass Power Plant (SKPP)	January-March	0.22%	297	658
Tomusinsk Open Pit Mine (TOPM)	March-April	0.06%	45	1
Kuzbass Power Sales Company (KPSC)	January	0.11%	24	—

			36,496	51,346

		Non-Controlling Interest
		Acquired
Year Ended December 31, 2009:	Date of Acquisition	%	Amount	Cash Paid

Southern Kuzbass Coal Company (SKCC)	September-October	0.44%	3,043	11,131
Chelyabinsk Metallurgical Plant (CMP)	April	0.01%	65	—
Mechel Carbon AG	July-September	9.21%	260	—
Delizia Finance Ltd.	January	10.00%	—	3,000
Luckstone Corporation	January	10.00%	—	500
Nerungri bank	January	4.89%	—	—
Morcenter TECK	March	0.83%	—	—

			3,368	14,631

On September 11, 2007, Moskoks transferred the 100% interest in its two wholly-owned subsidiaries, holding 19.39% and 19.59% of shares in Moskoks, respectively, to Mechel-Coke, another Group’s subsidiary. Due to the dilution of the Group’s interest in Moskoks from 98.94% to 97.11%, the non-controlling interest increased by $6,624.

In April and May 2008, the Group acquired 4.15% of common shares of SUNP for $31,780 paid in cash. The acquisition resulted in a goodwill of $4,532.

On different dates from March through October 2008, the Group acquired 1.96% of voting shares of SKCC for $13,646 paid in cash. The purchase of a non-controlling interest in SKCC was accounted for using the purchase method of accounting and was recorded in the consolidated financial statements for the year ended December 31, 2008.

On different dates from April through August 2008, the Group acquired 0.39% of voting shares of CMP for $4,661 paid in cash. The purchase of a non-controlling interest in CMP was accounted for using the purchase method of accounting and was recorded in the consolidated financial statements for the year ended December 31, 2008.

On different dates from September to October 2009, the Group acquired 0.44% of voting shares of SKCC for $11,131 paid in cash. The purchase of a non-controlling interest in SKCC was accounted for using the

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchase method of accounting and was recorded in the consolidated financial statements for the year ended December 31, 2009.

In January 2009, the Group’s subsidiary Oriel Resources Plc. acquired the remaining 10.00% of Delizia Finance Ltd. and Luckstone Corporation for $3,000 and $500 paid in cash, respectively, completing the process of consolidation of its Kazakhstan assets. The purchase of interests in Delizia Finance Ltd. and Luckstone Corporation was accounted for using the purchase method of accounting and recorded in the consolidated financial statements for the year ended December 31, 2009.

(o)	Pro forma condensed consolidated income statement data (unaudited)

The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2009, gives effect to the business combinations that occurred in 2009, as if they had occurred at the beginning of 2009 and (ii) 12 months ended December 31, 2008, gives effect to the business combinations that occurred in 2009 and 2008, as if they had occurred at the beginning of 2008:

	Year Ended December 31,
	2009	2008

Revenue, net	5,828,311	10,564,369
Net income	263,843	464,728
Net income per share	0.31	0.85

The business combinations that occurred in 2009 contributed $140,235 to consolidated revenues and $45,335 of net loss to the Group’s consolidated net income for the year ended December 31, 2009 from the dates of such acquisitions.

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

The business combinations that occurred in 2008 contributed $297,255 to consolidated revenues and $119,758 of net income to the Group’s consolidated net income for the year ended December 31, 2008 from the dates of such acquisitions.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31,	December 31,
	2009	2008

Russian ruble bank accounts	38,847	72,648
USD bank accounts	172,782	71,581
Euro bank accounts	18,509	47,776
Bank accounts in other currencies	3,923	5,066
Other	180,635	57,768

Total cash and cash equivalents	414,696	254,839

As of December 31, 2009, $55,984 included in USD bank accounts were restricted for use in accordance with various guarantees provided by BNP Paribas to the Group’s subsidiaries (refer to Note 26), and $359 was restricted for use in accordance with the guarantees provided by the Group’s subsidiaries and VTB bank. As of December 31, 2008, $363 included in Russian ruble bank accounts and $76 included in Bank accounts in other currencies were restricted for use in accordance with guarantees provided by VEB and EBRD.

As of December 31, 2009 and 2008, Other cash and cash equivalents included $3,029 and $1,954, respectively, letters of credit entered into by the Group’s subsidiaries for the plant, property and equipment acquisition.

As of December 31, 2009 and 2008, short-term ruble-denominated deposits of $174,275 and $25,376, respectively, with an original maturity of less than 90 days were included in Other cash and cash equivalents.

As of December 31, 2008, a promissory note of $27,230 with an original maturity of less than 90 days was included in Other cash and cash equivalents. There was no promissory note as of December 31, 2009.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of:

	December 31,	December 31,
	2009	2008

Domestic customers	273,537	334,377
Foreign customers	141,550	182,985

Total accounts receivable	415,087	517,362
Less allowance for doubtful accounts	(66,764)	(110,613)

Total accounts receivable, net	348,323	406,749

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2009	2008	2007

Balance at beginning of year	(110,613)	(26,781)	(19,592)
Recovery of allowance (allowance) for doubtful accounts	38,019	(103,632)	(1,411)
Accounts receivable written off, net	(954)	385	(1,180)
Allowance for doubtful accounts of acquired entities	(61)	(1,470)	(9,325)
Translation difference	6,845	20,885	4,727

Balance at end of year	(66,764)	(110,613)	(26,781)

The significant decrease in allowance for doubtful accounts in 2009 is due to an improvement of the collectibility of accounts receivable and increase in sales made on prepayment basis.

The significant increase in allowance for doubtful accounts in 2008 was due to the increased exposure of the Group to losses on its accounts receivable because of the financial crisis. A substantial portion of such increase was earmarked to several customers experiencing liquidity problems. In 2009, most of such customers repaid their debts.

7.	INVENTORIES

Inventories are comprised of:

	December 31,	December 31,
	2009	2008

Finished goods	575,462	778,219
Raw materials and purchased parts	327,214	411,865
Work-in-process	133,110	175,025

Total inventories	1,035,786	1,365,109

As of December 31, 2009 and 2008, the write-down of inventories to their net realizable value was $70,714 and $275,736, respectively. The most significant decrease in the write-down of inventories is attributable to the Steel and Ferroalloy segments in the amounts of $117,847 and $74,417, respectively, caused by improved inventory management and lower volumes.

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31,	December 31,
	2009	2008

VAT and other taxes recoverable	247,795	483,872
Prepayments and advances for materials	55,849	48,238
Bank deposits with original maturities over 90 days	89,805	241
Other receivables	28,472	28,796
Short-term loans issued	55,223	593
Promissory notes received	4,204	870
Other current assets	70,387	43,744

Total prepayments and other current assets	551,735	606,354

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Generally in Russia, VAT related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred on purchases may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT related to purchase transactions, which is not yet reclaimable against VAT related to sales as of the balance sheet dates, is recognized in the balance sheets on a gross basis, i.e. as other current assets and taxes and social charges payable.

The capitalized origination fees on the Group’s loans in the amount of $30,165 and $21,715 were included in Other current assets as of December 31, 2009 and 2008, respectively, and are being amortized using the effective interest method over the loan term. The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt.

As of December 31, 2009, short-term loans issued included $51,249 of funds transferred by TOPM to Uglemetbank under the asset management agreement that guarantees a rate of return of 10.5% p.a. Uglemetbank used these funds to acquire one-year promissory notes issued by Calridge Ltd., a related party (refer to Note 10). Interest receivable related to this loan in the amount of $4,720 is included in Other current assets.

As of December 31, 2009, Other current assets included $9,451 of prepaid royalties by the BCG Companies, which are recoupable in 2010.

9.	LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31,	December 31,
	2009	2008

Equity method investments	82,950	79,387
Other related parties	3,194	1,021

Total investments in related parties	86,144	80,408
Available-for-sale securities	9,118	15,938
Cost method investments	8,972	10,174
Prepayment for the BCG Companies	—	438,623
Other	5,473	8,037

Total other long-term investments	23,563	472,772

Total long-term investments	109,707	553,180

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  (a)  Equity method investments

Equity method investments are comprised of:

	Percent Voting Shares Held at		Investment Carrying Value at
	December 31,	December 31,	December 31,	December 31,
Investee	2009	2008	2009	2008

TPP Rousse (Power segment)	49%	49%	71,364	68,869
Mechel Energy AG (Conares Eagle) (Mining segment)	50%	50%	14	14
TPTU (Mining segment)	40%	40%	4,541	4,274
TRMZ (Mining segment)	25%	25%	2,187	1,855
RIKT (Mining segment)	36%	36%	2,197	2,055
Other (Mining segment)	20-44%	20-39%	2,647	2,320

Total equity method investments			82,950	79,387

TPP Rousse (Toplofikatsia Rousse) shares are owned by MIH. The core business is generation of electricity and heat for sales in Europe (refer to Note 4(e)).

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

Summarized unaudited financial information on equity method investees as of December 31, 2009 and 2008 and for the years then ended is as follows:

Income data	2009	2008
	(Unaudited)	(Unaudited)

Revenues and other income	98,547	135,807
Operating income	7,824	6,967
Net income	3,572	3,793

	At	At
	December 31,	December 31,
Balance sheet data	2009	2008
	(Unaudited)	(Unaudited)

Current assets	72,831	72,986
Non-current assets	84,579	84,969
Current liabilities	81,199	79,542
Non-current liabilities	6,303	12,134

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows movements in the equity method investments:

		Share in Net
	Capital	Income/(Loss) Since
	Investment	Acquisition	Total

December 31, 2006	420,273	8,572	428,845

Effect of full consolidation of Yakutugol	(428,835)	—	(428,835)
Investment in TPP Rousse	73,539	—	73,539
Other investments	2,161	—	2,161
Translation difference	20,248	—	20,248
Dividends	(4,618)	—	(4,618)
Share in net income	—	8	8

December 31, 2007	82,768	8,580	91,348

Investments	207	—	207
Translation difference	(6,316)	—	(6,316)
Dividends	(6,569)	—	(6,569)
Share in net income	—	717	717
December 31, 2008	70,090	9,297	79,387

Translation difference	2,374	—	2,374
Dividends	(11)	—	(11)
Share in net income	—	1,200	1,200

December 31, 2009	72,453	10,497	82,950

During the years ended December 31, 2009, 2008 and 2007, the Group received cash dividends of $11, $6,569 and $4,618, respectively.

(b)	Cost method investments

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

(c)	Available-for-sale securities

Investments in available-for-sale securities were as follows as of December 31, 2009:

			Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses

Equity securities	14,892	9,118	—	(5,774)

Total available-for-sale securities	14,892	9,118	—	(5,774)

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments in available-for-sale securities were as follows as of December 31, 2008:

			Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses

Equity securities	16,534	15,938	2,560	(3,156)

Total available-for-sale securities	16,534	15,938	2,560	(3,156)

As of December 31, 2009 and 2008, available-for-sale securities represented investments into equity securities of well-established Russian energy companies.

(d)	Prepayment for the BCG Companies

As of December 31, 2008, the amount of $438,623 represented total advance payments made by the Group to acquire the BCG Companies of which $279,058 was not refundable as of that date. In 2009, the amount of $436,414 was included in the total amount of consideration paid as disclosed in Note 4(a) and transaction costs of $2,209 were expensed.

10.	RELATED PARTIES

During the three years ended December 31, 2009, the Group had the following transactions and current balances in settlement with related parties:

	2009				Balances at December 31, 2009
				Financing
				Provided			Total
			Other	(Received),	Receivable	Payable	Outstanding,
	Purchases	Sales	Gain/Loss	Net	From	to	Net

Calridge	—	—	822	16,449	5,043	—	5,043
Estar Group	126,645	66,209	—	—	92,178	(11,749)	80,429
Laminorul	1,442	5,356	—	—	6,824	—	6,824
Mechel Fund	—	14	53	—	—	—	—
RIKT	173	—	—	—	1	(17)	(16)
TPTU	1,977	14	—	—	—	(67)	(67)
TRMZ	6,114	668	—	—	341	(1,664)	(1,323)
TPP Rousse	—	43,782	—	—	5,542	—	5,542
Uglemetbank	766	214	9,506	113,694	—	—	—
Other	256	5	94	—	1,002	(3)	999

Total	137,373	116,262	10,475	130,143	110,931	(13,500)	97,431

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008				Balances at December 31, 2008
				Financing
				Provided			Total
			Other	(Received),	Receivable	Payable	Outstanding,
	Purchases	Sales	Gain/Loss	Net	From	to	Net

Calridge	1,508	—	—	(114,236)	2,382	—	2,382
GPU	8,342	2,925	—	—	—	—	—
Mechel Energy AG	—	2,988	—	—	—	—	—
Mechel Fund	—	—	—	11,386	—	—	—
RIKT	246	—	—	—	—	(14)	(14)
TPP Rousse	—	64,783	—	—	19,755	—	19,755
TPTU	4,346	18	—	—	18	(210)	(192)
TRMZ	8,490	852	—	—	16	(1,364)	(1,348)
Uglemetbank	—	—	—	72,130	67,907	—	67,907
Other	10	125	—	—	—	—	—

Total	22,942	71,691	—	(30,720)	90,078	(1,588)	88,490

	2007				Balances at December 31, 2007
				Financing
				Provided			Total
			Other	(Received),	Receivable	Payable	Outstanding,
	Purchases	Sales	Gain/Loss	Net	From	to	Net

GPU	4,752	3,206	—	—	601	(1,757)	(1,156)
Mechel Energy AG	301	102,619	—	—	2,881	—	2,881
RIKT	214	4	—	—	10	(30)	(20)
TPP Rousse	—	1,276	—	—	1,303	—	1,303
TPTU	4,570	169	—	—	21	(483)	(462)
TRMZ	6,072	917	—	—	172	(1,189)	(1,017)
Yakutugol	141,319	1,859	—	—	—	—	—
Other	—	6	—	—	—	(137)	(137)

Total	157,228	110,056	—	—	4,988	(3,596)	1,392

(a)	Mechel Energy AG

Mechel Energy AG, in which the Group owns 50% of its ordinary shares, purchased coal from the Group during the years ended December 31, 2008 and 2007 in the amount of $2,988 and $102,619, respectively. Sales to Mechel Energy AG were made on market terms with average margin attributable to coal sales. In 2008, Mechel Energy AG ceased to perform active trading operations, distributed all its net assets as dividends to its shareholders and is currently a dormant company, refer to the Note 9(a).

(b)	Tomusinskiy Transportation Management Center (TPTU)

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2009, 2008 and 2007, the Group purchased transportation services in the amount of $1,977, $4,346 and $4,570, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2009, 2008 and 2007, the Group purchased repair services in the amount of $6,114, $8,490 and $6,072, respectively.

(d)	Yakutugol

For the period from January 24, 2005 through October 19, 2007, the Group owned 25% plus one share of the ordinary shares of Yakutugol, which provides the Group with coal. Since October 19, 2007, the Group has owned 100% in Yakutugol. During the period from January 1, 2007 through October 19, 2007 purchases from Yakutugol amounted to $141,319. The Group’s sales of services and auxiliary materials to Yakutugol amounted to $1,859.

  (e)  Calridge Ltd.

Calridge Ltd. is a company wholly owned by the Controlling Shareholder. On June 30, 2008, the Justice family entered into the Option Agreement to sell 100% of capital stock or membership interests of Bluestone Industries Inc. Under the Option Agreement, Calridge Ltd. paid $100,000 in cash as a prepayment on July 3, 2008. In accordance with the Assignment Agreement dated August 19, 2008, Calridge Ltd. assigned to MIH all the rights, title and interest in and to the Option Agreement for the consideration of $100,000 plus accrued interest of $1,459 that was repaid by MIH by October 2008.

During the year ended December 31, 2008, the Group drew down loans from Calridge Ltd. in the amount of $16,600, which were fully repaid as of December 31, 2008, and issued loans to Calridge Ltd. in the amount of $2,364. The net financing provided by Calridge Ltd. to the Group amounted to $114,236.

During the year ended December 31, 2009, the Group issued loans to Calridge Ltd. in the amount of $16,449, which was fully repaid as of December 31, 2009. Interest income received from these loans issued comprised $822 in 2009.

During 2009 and 2008, the Group transferred cash under the asset management agreement in the amount $54,807 and $52,756, respectively, to Uglemetbank. Uglemetbank further used these funds to acquire promissory notes issued by Calridge Ltd. bearing interest at 8.6-14.5% p.a., held by the Group or under the asset management agreement with Uglemetbank.

The outstanding amounts of Calridge Ltd. promissory notes as of December 31, 2009 and 2008 were $59,030 and $52,756, respectively. Whereas, as discussed in Note 10(i), Uglemetbank was considered as related party to the Group as of December 31, 2008 but not as of December 31, 2009, $51,875 of such promissory notes held by the Group in the Uglemetbank trust accounts was included in the short-term loans issued to related parties as of December 31, 2009, $4,863 and $2,292 of other balances with Calridge Ltd. within receivables from related parties and long-term investments in related parties, respectively (refer to Note 8 and Note 9). As of December 31, 2008, the promissory notes were included in the short-term investments in related parties in the whole amount.

In January and February 2010, Calridge Ltd. has settled the whole amount of its outstanding promissory notes as of December 31, 2009 to Uglemetbank, and Uglemetbank has paid the total amount of $59,030 to the Group.

(f)	Toplofikatsia Rousse

During the years ended December 31, 2009 and 2008 and 2007, the Group’s sales to TPP Rousse amounted to $43,782, $64,783 and $1,276, respectively, and were made on market terms with average margin

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

attributable to coal sales. As of December 31, 2009, 2008 and 2007, the Group had accounts receivables from TPP Rousse in the amount of $5,542, $19,755 and $1,303, respectively.

(g)	Mining and Engineering Management Company

Prior to June 2008, the CEO of Mining and Engineering Management Company (“GPU”) was a close relative to the management of one of the Group’s subsidiaries. Effective June 2008, GPU has not been treated as a related party since the related person is no longer with the Group.

During the years ended December 31, 2008 and 2007, the Group purchased services on mine construction for $8,342 and $4,752, respectively, $5,418 and $490 of which were capitalized. The Group’s sales of construction materials to GPU amounted to $2,925 and $3,206, respectively.

(i)	Uglemetbank

In the period from June 30, 2008 through November 28, 2009, the Group participated in the board of directors of Uglemetbank. In addition, together with its related party (see Note 10(j) below), the Group held a significant ownership interest therein from November 19, 2008 through September 18, 2009. The Group’s ownership interest in Uglemetbank was 0% and 18.98% as of December 31, 2009 and 2008, respectively. Uglemetbank is a middle size regional bank, which provides mostly cash settlement services for the Group.

Cash held in Uglemetbank was $130,435 as of December 31, 2008. During the period from June 30, 2008 through December 31, 2008, the Group acquired promissory notes from Uglemetbank in the amount of $5,888, placed cash on deposit at Uglemetbank in the amount of $13,486 and transferred $52,756 under the asset management agreement.

During the period from January 1, 2009 through November 28, 2009, the Group acquired promissory notes from Uglemetbank in the amount of $58,887 bearing interest at 9-9.2% p.a. In addition, the Group provided funds under the asset management agreement to Uglemetbank in the amount of $54,807 (refer to Note 10(e)). The total amount of income received under the asset management agreement was $9,506 in 2009.

(j)	Mechel Fund

Mechel Fund (earlier “Penfosib”) is a non-governmental pension fund which provides pension insurance to the Group’s employees, who are members of pension plans. The Group’s pension and postretirement benefits, including those funded through Mechel Fund, are disclosed in Note 18. In 2008, the Group’s subsidiaries made founder contributions to Mechel Fund in the total amount of $17,501 (refer to Note 24).

During 2008, Mechel Fund provided to the Group’s subsidiaries short-term ruble-denominated loans in the amount of $6,115 bearing interest at 8.8% p.a. The loans and related interest were fully repaid by December 31, 2008.

In June 2009, the Group sold its interest of 18.98% in Uglemetbank to Mechel Fund for $2,343 paid in cash, and Mechel Fund increased its share in Uglemetbank up to 97.87%.

In September 2009, the Group recalled its representatives from the Mechel Fund Council, formally severed all links to Mechel Fund as a founding party and refrained from participation in the operating management of Mechel Fund. Consequently, effective from September 18, 2009, the Group does not consider Mechel Fund as its related party.

(k)	Transactions with the Controlling Shareholder

As described in Note 4(l), on June 30, 2008, Mechel OAO acquired 613,624 ordinary shares of SKCC (1.70%) from Mr. Igor V. Zyuzin in exchange for 190,985,726 ordinary shares, or 1.56%, of Mechel Mining

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

OAO. The fair value of the exchanged share packages was estimated based on the available market quotes of the shares involved and considered to be equal. The exchange was accounted for as a transaction between entities under common control and recorded at historical cost.

(l)	Transactions with Estar Group Companies

In the second half of 2009, the Group received an opportunity granted by Estar Group management to influence sales and operating policies through the representation in the board of directors, management and other arrangements. The companies involved into the transactions with the Group included: Volga Fest, Rostov Electrometallurgical Plant (REP), Vostochnaya Mine, Experimental TES (ETES), Zlatoust Metallurgical Plant (ZMP), Guryevsk Metallurgical Plant (GMP), Volgograd Small Diameter Pipe Plant (VSDPP), and Engels Pipe Plant (EPP).

All these companies were under the bankruptcy proceedings since the second half of 2009, which were ceased through the amicable agreements among the parties concerned either at the end of 2009 (Vostochnaya Mine, VSDPP) or in the first quarter of 2010 (Volga Fest, REP, ETES, GMP). ZMP and EPP have not terminated their bankruptcy proceedings as of April 21, 2010.

During the second half of 2009, Estar Group sales and purchases to the Group amounted to $66,209 and $126,645, respectively, and were made on the market terms with the average margin attributable to the respective products sales. As of December 31, 2009, the Group had advances paid to Estar Group in the amount of $42,997, accounts receivable from Estar Group in the amount of $49,181, accounts payable to Estar Group in the amount of $11,749. Inventories purchased from Estar Group amounted to $66,078 as of December 31, 2009.

(m)	Laminorul S.A.

In October 2009, the Group obtained an opportunity to influence sales and operating policies of Laminorul S.A., a steel company located in Romania, by appointment of its representatives to the Administrative Council. The Group entered into agreement for materials processing with Laminorul S.A. in June 2009. During the period from October 2009 through December 31, 2009, the Group’s sales to Laminorul S.A. amounted to $5,356, the Group’s purchases of materials processing services from Laminorul S.A. amounted to $1,442, and were made on the market terms with the average margin attributable to the processing services sales. As of December 31, 2009, the balances of accounts receivable from Laminorul S.A. equaled to $6,824. The Group acquired a 90.9% ownership interest in Laminorul S.A. in February 2010 (refer to Note 27).

11.	INTANGIBLE ASSETS, NET

Identifiable intangible assets, net are comprised of:

	December 31,	December 31,
	2009	2008

Intangible assets with determinable lives:
Energy license	1,925	1,894
Software	6,761	3,868
Other	2,184	1,194

Total intangible assets	10,870	6,956

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	December 31,	December 31,
	2009	2008

Land improvements	112,240	105,658
Buildings	1,221,736	1,152,271
Transfer devices	131,871	106,154
Operating machinery and equipment	1,957,548	1,894,359
Transportation equipment and vehicles	333,013	329,933
Tools, furniture, fixtures and other	189,227	152,926

	3,945,635	3,741,301
Less accumulated depreciation	(1,274,734)	(1,025,325)

Operating property, plant and equipment, net	2,670,901	2,715,976
Mining plant and equipment	502,156	385,799
Less accumulated depletion	(59,615)	(48,443)

Mining plant and equipment, net	442,541	337,356
Construction-in-progress	1,347,063	1,224,509

Property, plant and equipment, net	4,460,505	4,277,841

Included within construction-in-progress are advances to suppliers of equipment of $174,511 and $200,318 as of December 31, 2009 and 2008, respectively. During the years ended December 31, 2009 and 2008, the Group incurred interest expenses of $582,346 and $348,915, respectively, of which interest capitalized in the cost of property, plant and equipment was $87,252 and $34,745, respectively. The depreciation charge amounted to $321,117 and $360,586 for the years ended December 31, 2009 and 2008, respectively.

Mining plant and equipment, net included mining construction in progress in the amount of $79,342 and $162,011 as of December 31, 2009 and 2008, respectively.

In 2009, the Group decided to abandon and dispose of certain production equipment as a result of changes in its production strategy. As of December 31, 2009, the carrying value of such equipment amounted to $20,940 and was written off in full, out of which $3,496, $1,669 and $15,775 related to the Mining, Steel and Ferroalloy segments, respectively.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	MINERAL LICENSES, NET

Mineral licenses, net are comprised of the following:

	December 31,	December 31,
	2009	2008

Coal deposits	3,909,010	1,786,675
Chrome deposits	1,389,233	1,717,991
Iron ore deposits	72,836	75,311
Nickel deposits	37,137	39,390
Limestone deposits	2,863	2,947
Quartzite deposits	1,779	1,007

Mineral licenses before depletion	5,412,858	3,623,321
Accumulated depletion	(279,753)	(192,679)

Mineral licenses, net	5,133,105	3,430,642

Most of existing mineral licenses were recorded upon acquisition of mining and ferroalloy subsidiaries. Fair values of mineral licenses pertaining to the appraised underlying mineral assets at the date of acquisition were determined by the Group based on appraisals performed by independent mining engineers for each acquisition date. The carrying values of the mineral licenses were reduced proportionate to the depletion of the respective mineral reserves at each deposit related to mining and production of reserves adjusted for the reserves re-measurement and purchase accounting effects. No residual value is assumed in the mineral license valuation.

As described in Note 4(a) above, on May 7, 2009, the Group acquired control over the BCG Companies. The BCG Companies are coal producers located in the United States, which possess and lease coking coal reserves, coal mines and processing plants. The total value allocated to the cost of the BCG Companies’ coal mineral licenses as of the date of acquisition amounted to $2,171,633.

As described in Note 4(c) above, during the year ended December 31, 2008, the Group acquired 100% of Oriel’s shares. Oriel holds mining licenses for a chrome deposit and a nickel deposit in Kazakhstan. The total value allocated to the cost of Oriel’s chrome and nickel mineral licenses at the date of acquisition amounted to $1,717,040 and $7,690, respectively.

To determine the value of the mineral licenses as of December 31, 2009, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

The Group’s mining segment production activities are located within Russia, Kazakhstan and the United States. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2027, with the most significant licenses expiring between 2012 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates. In Kazakhstan, the Group has mining licenses for the period ended in 2029 for a chrome deposit and license expiring in 2017 for a nickel deposit. In the United States, the Group controls coal reserves and resources through a combination of lease and ownership. The leases contain percentage royalties, which vary from 3% to 8.5% and depend on coal selling prices and most of these leases contain minimums recoupable from the future production. The leases expire over the period from 2010 to 2018, and they generally contain extension clauses.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The mineral licenses validity is subject to meeting different license requirements, which are currently fulfilled by the Group, except for the requirements related to two mineral licenses owned by SKCC. The Group failed to commence coal production at Raspadsk license area (New-Olzherassk underground mine) and Sorokinsk license area (Krasnogorsk open pit) in 2009 due to unfavorable economic conditions, but expects to commence such production in 2011. During 2009, the Group applied to the local authorities for the changes in the coal production commencement terms stated in these licenses. The Group believes that the probability to revoke these licenses is remote.

14.	OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

	December 31,	December 31,
	2009	2008

Advanced payments to non-state pension funds	19,259	28,313
Capitalized loan origination fees	40,844	23,273
Other	7,191	6,258

Total other non-current assets	67,294	57,844

As of December 31, 2009 and 2008, advanced payments of $19,259 and $28,313 were made by Yakutugol in terms of agreed pension benefit program to Almaznaya Osen’ and Mechel Fund non-state pension funds (refer to Note 18).

As of December 31, 2009 and 2008, the amounts of $40,844 and $23,273, respectively, related to capitalized origination fees on bank loans that were recorded as a non-current asset, and are being amortized using the effective interest method over the loan term (refer to Note 15). The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt.

15.	DEBT

Short-Term Borrowings and Current Portion of Long-Term Debt	December 31, 2009		December 31, 2008
Including Debt with Loan Covenant Violations:	Amount	Rate p.a., %	Amount	Rate p.a., %

Russian ruble-denominated:
Banks and financial institutions	493,271	9.0-16.5	1,071,269	8.0-20.2
Bonds issue	165,321	8.40	4,016	5.5
Corporate lenders	2,279	0	9,689	0-12.0

Total	660,871		1,084,974
U.S. dollar-denominated:
Banks and financial institutions	211,277	0.0-9.5	1,742,783	1.8-17.5
Corporate lenders	450	6.0	—

Total	211,727		1,742,783
Euro-denominated:
Banks and financial institutions	85,584	1.73-8.4	99,895	3.5-14.3

Total	85,584		99,895

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-Term Borrowings and Current Portion of Long-Term Debt	December 31, 2009		December 31, 2008
Including Debt with Loan Covenant Violations:	Amount	Rate p.a., %	Amount	Rate p.a., %

Romanian lei-denominated:
Banks and financial institutions	5,750	5.5-12.4	13,616	16.9

Total	5,750		13,616
Total short-term borrowings	963,932		2,941,268
Current portion of long-term debt including debt of $2,158,891 with loan covenant violations in 2008	959,117		2,208,147

Total short-term borrowings and current portion of long-term debt including debt with loan covenant violations	1,923,049		5,149,415

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2009 and 2008 was 14.11% and 8.56% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2009 and 2008 was 4.04% and 4.68% p.a., respectively. The weighted average interest rate of the Euro-denominated short-term borrowings as of December 31, 2009 and 2008 was 5.18% and 5.50% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2009 and 2008 was 8.11% and 16.85% p.a., respectively.

	December 31, 2009		December 31, 2008
Long-Term Debt, Net of Current Portion:	Amount	Rate p.a., %	Amount	Rate p.a., %

Russian ruble-denominated:
Banks and financial institutions	776,885	10.6-18.2	35,304	9.8-10.4
Bonds issue	487,265	12.5-19.0	169,512	8.4
Corporate lenders	310	0.0	132	5.6

Total	1,264,460		204,948

U.S. dollar-denominated:
Syndicated loan	2,348,996	7.23-8.24	1,915,750	5.1-7.3
Banks and financial institutions	1,170,945	3.25-14.0	141,689	5.0-9.1
Corporate lenders			3	12.0

Total	3,519,941		2,057,442

Euro-denominated:
Banks and financial institutions	224,692	1.25-8.2	165,573	3.5-7.2
Corporate lenders	358	0.0	—

Total	225,050		165,573

Romanian lei-denominated:
Banks and financial institutions	24,124	12.8-15.2	—	—

Total	24,124		—
Total long-term obligations	5,033,575		2,427,963
Less: current portion	(959,117)		(2,208,147)

Total long-term debt, net of current portion	4,074,458		219,816

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2009 and 2008 was 13.91% and 10.21% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2009 and 2008 was 8.03% and 5.11% p.a., respectively. The weighted average interest rate of the Euro-denominated long-term borrowings as of December 31, 2009 and 2008 was 4.94% and 5.59% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated long-term borrowings as of December 31, 2009 was 13.54%.

Aggregate scheduled maturities of the debt outstanding as of December 31, 2009, are as follows:

Payable by:

2010 (current portion)	1,923,049
2011	1,033,370
2012	1,561,773
2013	407,336
Thereafter	1,071,979

Total	5,997,507

“Yakutugol” credit facility

In December 2007, the Group executed a $2,000,000 syndicated loan arrangement for refinancing the acquisition of its subsidiaries, Yakutugol and Elgaugol (“Yakutugol” credit facility). The Acquisition Refinancing Package was comprised of Secured 5-year Pre-Export Finance Facility totaling $1,700,000 (85%) and 3-year Term Loan Facility totaling $300,000 (15%), jointly arranged by BNP Paribas, ABN AMRO, Calyon, Natixis, Sumitomo Mitsui Banking Corporation Europe Limited, Société Générale Corporate & Investment Banking and Commerzbank AG. Loan funds were credited to the accounts of CMP, SKCC and SUNP for the amounts of $1,340,000, $500,000 and $160,000, respectively.

In accordance with the provisions of the syndicated loan agreement the borrowing was provided in the form of two facilities:

•	Facility A of $1,700,000 bearing interest at LIBOR plus 1.5% p.a.;

•	Facility B of $300,000 bearing interest at LIBOR plus 2.25% p.a.

In July 2009, the Group signed an agreement with the syndicate of banks to refinance its “Yakutugol” credit facility in the amount of $1,600,000 at LIBOR plus 6% p.a., which provides for equal monthly installments from September 2009 through December 2012. Under the agreement the syndicate of banks changed the Facility Agreement Agent from BNP Paribas to Commerzbank.

The syndicated long-term “Yakutugol” credit facility in the amount of $1,348,996 as of December 31, 2009, includes a current portion of $449,665, which is due before December 31, 2010, and $899,331 payable in subsequent years.

Guarantees under the “Yakutugol” credit facility are jointly issued by Mechel Finance, Mechel OAO, Yakutugol, MTH and Mechel Trading Ltd., Mechel Mining OAO, Mechel-Coke and Oriel for the total amount of $1,348,996. In addition, the loan is secured by 2,020,992 pledged common shares of Yakutugol (50% less one share of common shares); 7,727,942 pledged common shares of SKCC (21.4% of common shares); 676,711 pledged common shares of CMP (21.4% of common shares).

“Oriel” facility agreement

In March 2008, OAO Mechel executed a $1,500,000 credit facility agreement with the Royal Bank of Scotland for financing the acquisition of Oriel (“Oriel” credit facility). The loan bore a variable interest at the

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rate of LIBOR plus 2.6% p.a. (during the first six months after the date of agreement) and 2.9% p.a. (thereafter) and was due on July 15, 2009.

Guarantees under the facility agreement were jointly issued by Mechel Finance, Yakutugol, MTH and Mechel Trading Ltd. for the total amount of $1,500,000.

In July 2009, the Group signed an agreement with the syndicate of banks with Commerzbank as facility Agreement Agent to refinance its short-term “Oriel” credit facility in the amount of $1,000,000 at LIBOR plus 7% p.a., which provides for equal monthly installments from July 2010 through December 2012. The remainder of “Oriel” credit facility of $500,000 was repaid through the funds raised through the Gazprombank three-year loan facility described below.

“Oriel” credit facility in the amount of $1,000,000, includes a current portion of $200,000, which is due before December 31, 2010, and $800,000 payable in subsequent years.

Guarantees under the “Oriel” credit facility are jointly issued by Mechel Finance, Mechel OAO, Yakutugol, MTH and Mechel Trading Ltd., Mechel Mining OAO, Mechel-Coke and Oriel for the total amount of $1,000,000. 4,910,283 pledged common shares of SKCC (13.6% of common shares); 429,977 pledged common shares of CMP (13.6% of common shares); 483,785,849 pledged common shares of Oriel (50% less one share of common shares).

Gazprombank facility agreement

In February 2009, the Group signed a $1,000,000 U.S. dollar-denominated credit facility agreement with Gazprombank bearing interest at 14% p.a. The loan is repayable in quarterly installments in 2010-2012. The indebtedness under the credit facility is secured by the pledge of 1,414,696 common shares of Yakutugol (35% of total common shares) and 12,638,226 common shares of SKCC (35% of total common shares).

In February 2010, the Group signed a prolongation agreement with Gazprombank. According to this prolongation agreement, the credit facility including the short-term portion of $480,000 falling due in 2010, was rescheduled to be repaid in 2013-2015 and the interest rate is reduced from 14% to 9% p.a. Consequently, the whole amount of the Gazprombank debt outstanding as of December 31, 2009 was classified as long-term.

Bonds

On June 21, 2006, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($184,877). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the eighth coupon periods is set as equal to that of the first period. The interest rate for the ninth to the fourteenth coupon periods is set by the Group and made public 10 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 21, 2010. The obligatory redemption date is June 12, 2013. Bonds are secured by a guarantee issued by MTH. The aggregate amount of the guarantee issued is 5 billion Russian rubles ($165,321). The costs related to the issuance of bonds in the amount of $739 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2009 was $165,321 and is classified as current debt.

On July 30, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($159,154). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 19% p.a. The interest rate for the second to the twelve coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the twenty-eighth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bondholders have an option to demand repayment of the bonds at par value starting July 30, 2012. The obligatory redemption date is July 21, 2016. Bonds are secured by a guarantee issued by Yakutugol. The aggregate amount of the guarantee issued is 5 billion Russian rubles ($165,321). The costs related to the issuance of bonds in the amount of $1,844 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2009 was $165,321 and is classified as long-term debt.

On October 20, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,327). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the thirty-sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting October 18, 2012. The obligatory redemption date is October 9, 2018. Bonds are secured by a guarantee issued by Yakutugol. The aggregate amount of the guarantee issued is 5 billion Russian rubles ($165,321). The costs related to the issuance of bonds in the amount of $703 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2009 was $165,321 and is classified as long-term debt.

On November 13, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($174,398). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the fourth coupon periods is set as equal to that of the first period. The interest rate for the fifth and sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting November 11, 2011. The obligatory redemption date is November 09, 2012. The costs related to the issuance of bonds in the amount of $643 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2009 was $156,623 and is classified as long-term debt. The decrease in the balance of bonds as of December 31, 2009 is due to acquisition of bonds in the total amount of $8,698 by Group’s subsidiaries.

Other loans

Other significant debt provided by bank financing included credit line facilities from BNP Paribas, Gazprombank, VTB, UniCredit Bank, Commerzbank, ING Bank, Raiffeisen Bank, ABN AMRO, Fortis Bank, Sberbank, Promsvyazbank, Uralsib and other institutions. The unused portion under all credit facilities as of December 31, 2009 and 2008 was $491,369 and $684,940, respectively. As of December 31, 2009, the Group’s credit facilities provided aggregated borrowing capacity of $6,488,876, of which $1,983,247 expires within a year.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The outstanding balances of short-term and long-term debt by denominated currencies as of December 31, 2009 and 2008 were as follows:

	December 31, 2009	December 31, 2008
Short-Term and Long-Term Debt:	Amount	Amount

Russian ruble-denominated:
Bonds	652,586	169,512
VTB	495,963	510,544
Gazprombank	360,400	272,007
Sberbank	281,746	112,320
Bank of Moscow	56,209	—
Moscow Credit Bank	46,290	—
Raiffeisenbank	18,979	19,537
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	9,841	10,130
Uralsib	—	72,157
Alfa-bank	—	104,321
Other	3,318	19,394

Total	1,925,332	1,289,922

U.S. dollar-denominated:
“Yakutugol” credit facility	1,348,996	1,915,750
“Oriel” credit facility	1,000,000	1,500,000
Gazprombank	1,035,000	57,800
Uralsib	73,000	25,000
ING	52,632	7,281
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	68,453	40,000
Raiffeisenbank	12,000	—
EDB, HBV, WestLB AG	—	84,750
Alfa-bank	—	45,000
BNP Paribas	—	44,351
Other	141,586	80,293

Total	3,731,667	3,800,225

Euro-denominated:
Uralsib	71,730	—
Fortis Bank	67,262	35,347
VTB	29,256	7,719
ING	26,291	18,421
Commerzbank	24,615	35,263
ABN AMRO	22,167	—
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	44,790	23,408
Raiffeisenbank	8,075	—
Gazprombank	—	34,520
BNP Paribas	378	39,834
Other	16,070	70,956

Total	310,634	265,468

Romanian lei-denominated:
Raiffeisenbank	20,943	—
Other	8,931	13,616

Total	29,874	13,616

Total short-term and long-term debt	5,997,507	5,369,231

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2009 and 2008, Gazprombank provided long-term and short-term ruble and U.S. dollar-denominated loans to CMP, MTH, Mechel Service bearing interest at 8.5-19.0% p.a. The outstanding balances as of December 31, 2009 and 2008 were $395,400 and $364,327, respectively.

During 2008, VTB provided a short-term ruble-denominated loan to the Group subsidiaries (CMP, SKCC and Yakutugol) bearing interest at 12.0%, which was increased by the bank in November 2009 up to 14.6% p.a. for SKCC and Yakutugol and up to 14% for CMP. According to additional agreement the loan should be repaid in November 2012. In 2009, VTB provided Euro-denominated long- term and short-term loans to HBL bearing interest 8.22-8.36%. The outstanding balances as of December 31, 2009 and 2008 were $525,219 and $518,263, respectively.

In 2009 and 2008, Sberbank provided long-term and short-term ruble and U.S. dollar-denominated loans to CMP, Moskoks and Izhstal bearing interest at 12.5-18.22% p.a. The outstanding balances as of December 31, 2009 and 2008 were $281,746 and $112,320, respectively.

During 2009, Bank of Moscow provided long-term and short-term ruble-denominated loans to Yakutugol bearing interest at 10.6-12.0% p.a. The outstanding balance as of December 31, 2009 was $56,209.

During 2009, Moscow Credit Bank provided long-term ruble-denominated loans to Yakutugol and SUNP bearing interest at 12.0% p.a. The outstanding balance as of December 31, 2009 was $46,290.

During 2009 and 2008, Raiffeisenbank provided to the Group’s subsidiaries long-term multi-currency-denominated loans bearing interest at 1.35-14.54% p.a. The outstanding balances as of December 31, 2009 and 2008 were $59,997 and $19,537, respectively.

During 2009 and 2008, UniCredit Bank provided to the Group’s subsidiaries short-term and long-term multi-currency-denominated loans bearing interest at 1.10-14.64% p.a. The outstanding balances as of December 31, 2009 and 2008 were $123,084 and $73,538, respectively.

During 2009 and 2008, Uralsib Bank provided BMP, KMP and Izhstal with short-term U.S. dollar-denominated loans bearing interest at 7.5-20.0% p.a. The outstanding balances as of December 31, 2009 and 2008 were $144,730 and $97,157, respectively.

In 2008, Alfa-bank provided several short-term ruble-denominated loans to CMP bearing interest at 16.85-20.15% p.a. The loans were fully repaid in March 2009.

During 2009 and 2008, Fortis Bank provided the Group’s subsidiaries with short-term and long-term U.S. dollar-denominated and Euro-denominated loans bearing interest at 1.68-5.34% p.a. The outstanding balances as of December 31, 2009 and 2008 were $67,262 and $37,434, respectively.

During 2008 and 2009, ING Bank provided Group subsidiaries with short-term and long-term U.S. dollar-denominated and Euro-denominated loans bearing interest at 1.25-4.21% p.a. The outstanding balances as of December 31, 2009 and 2008 were $78,923 and $25,702, respectively.

During 2008, upon the acquisition of Oriel, the Group included in its debt portfolio long-term U.S. dollar-denominated loans from EDB, HVB and WestLB AG in the total amount of $90,000 bearing interest at 7.14-9.12% p.a. The loans were fully repaid by December 31, 2009.

During 2009, upon the acquisition of the BCG Companies, the Group included in its debt portfolio long-term U.S. dollar-denominated loans from Carter Bank and Trust, First United National Bank, Caterpillar Finance, People’s Capital & Leasing and other banks in the total amount of $100,719 bearing interest at 3.25-11.00% p.a.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pledges

As of December 31, 2009 and 2008, the carrying value of property, plant and equipment pledged under loan agreements amounted to $693,051 and $326,261, respectively. Carrying value of inventories pledged under loan agreements amounted to $116,234 and $109,080 as of December 31, 2009 and 2008, respectively. Accounts receivable pledged as of December 31, 2009 and 2008 amounted to $143,433 and $38,557, respectively. Cash pledged under loan agreements amounted to $25,913 and $nil as of December 31, 2009 and December 31, 2008, respectively.

Covenants

The Group’s loan agreements contain a number of covenants and restrictions, which include, but are not limited to financial ratios, maximum amount of debt, minimum value of shareholder’s equity and cross-default provisions. The covenants also include, among other restrictions, limitations on (i) indebtedness of certain companies in the Group, and (ii) amounts that can be expended for new investments and acquisitions. Covenant breaches generally permit lenders to demand accelerated repayment of principal and interest.

As of December 31, 2008, the Group breached a number of financial and non-financial covenants in various loan agreements, including “Shareholder’s Equity to Net Borrowings”, “Financial Indebtedness to Tangible Net Worth”, cash turnover ratio, pledges and overdue payable limits, limits on tax claims, etc. and failed to obtain waivers from the banks before the issuance of the financial statements. As of December 31, 2009, the Group also breached a number of financial and non-financial covenants in various loan agreements but received appropriate consents and covenant amendments from the banks and as of the date of the issuance of the financial statements, the Group did not have any violations of the covenants, which might lead to the demand for accelerated repayment of principal and interest under various facility agreements. In contrast with December 31, 2008, no reclassifications of long-term debt to short-term liabilities due to covenant violations were made as of December 31, 2009.

Specifically, the Group received consents and covenant amendments relating to the following breaches under the most significant long-term and short-term loan arrangements totaling $4,096,217 as of December 31, 2009:

•	The Group was not in compliance with certain financial ratios, specifically, “Net Borrowings” as defined by the applicable debt agreements, do not exceed $5,500,000, while the actual Group’s Net Borrowings amount as of December 31, 2009 was $5,677,471. The amount of the covenant was amended to $5,750,000:

•	The Group breached the “Net Borrowings” level under the “Yakutugol” and “Oriel” credit facilities. The outstanding amount of debt under the arrangements as of December 31, 2009 was $2,348,996;

•	SKCC breached the “Net Borrowings” level under the long-term ruble-denominated loan provided by VTB. The outstanding amount of debt under this loan agreements as of December 31, 2009 was $284,352;

•	Yakutugol breached the “Net Borrowings” level under the long-term ruble-denominated loan provided by VTB. The outstanding amount of debt under this loan agreement as of December 31, 2009 was $165,321;

•	Izhstal was not in compliance with the level of “Net Borrowings” under the long-term Euro-denominated loan agreements with Fortis Bank, ABN-AMRO Bank and UniCredit Bank (former Bayerische Hypo-und-Vereinsbank), that had outstanding balances of $37,614, $11,172 and $13,501 as of December 31, 2009, respectively;

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	MIH was not in compliance with the level of “Net Borrowings” under the long-term Euro-denominated loan agreement signed with Fortis Bank. The outstanding amount under the loan agreement was $16,650 as of December 31, 2009;

•	CMP was not in compliance with the level of “Net Borrowings” under the long-term Euro-and ruble-denominated loan agreements with ABN Amro, ING, Fortis, UniCredit (former Bayerische Hypo-und-Vereinsbank), VTB, Commerzbank and Raiffeisenbank. The outstanding amount under these loans was $121,667 as of December 31, 2009;

•	Mechel-Materialy breached the “Net Borrowings” level under the long-term ruble-denominated loan provided by UniCredit Bank. The outstanding amount of debt under the loan agreement as of December 31, 2009 was $7,369.

•	HBL breached the financial ratios “Financial Indebtedness to EBITDA” and “EBITDA to Net Interest Expense” set at level of at lowest 3:1 and at highest 3:1, respectively, under the long-term Euro-denominated loan agreement signed with VTB Deutchland while the actual ratios as of December 31, 2009 were 10.8:1 and 0.7:1, respectively. The outstanding balance under this loan agreement was $23,648 as of December 31, 2009;

•	Ductil Steel breached “Debt to EBITDA” ratio set at less than 3:1 under the long-term U.S. dollar denominated loan agreement with ING Bank. Ductil Steel also was not in compliance with the following covenant: “the Borrower shall route through the Bank a percentage of its turnover equal to that of the Total Facility granted by the Bank in Borrower’s total bank debts”. The outstanding amount under this loan agreement was $22,481 as of December 31, 2009;

•	MTH, being a guarantor under the facility agreement between SKCC and UniCredit Bank, breached the “Equity” ratio set at a level of the highest $200,000. The outstanding amount under this guarantee agreement was $40,000 as of December 31, 2009;

•	Yakutugol and SKCC did not reach the minimum level of export sales turnover to be routed through the bank account that was set at 50% under the long-term U.S. dollar-denominated loan agreement with Gazprombank. The outstanding amount under these loans was $1,000,000 as of December 31, 2009.

In June 2009, the BCG Companies received a request from the lenders under the long-term U.S. dollar-denominated facility agreement with People’s Capital and Leasing Corporation regarding an immediate repayment of the outstanding amount of $3,446 as of December 31, 2009, due to the change in ownership. As of the date of the issuance of the financial statements, a new repayment schedule was under discussion between counterparties.

16.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Group adopted ASC 820, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Assets Measured at Fair Value on a Recurring Basis

The Group has segregated all financial assets that are measured at fair value on a recurring basis as of December 31, 2009 and 2008 into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below:

				Fair Value
December 31, 2009	Level 1	Level 2	Level 3	Measurements

Assets:
Available-for-sale securities	9,118	—	—	9,118

Total assets	9,118	—	—	9,118

Liabilities:
Contingent liability	—	—	(20,369)	(20,369)

Total liabilities	—	—	(20,369)	(20,369)

				Fair Value
December 31, 2008	Level 1	Level 2	Level 3	Measurements

Assets:
Available-for-sale securities	15,938	—	—	15,398

Total assets	15,938	—	—	15,938

To determine the fair value of available-for-sale securities quoted market prices in active markets for identical assets were used by the Group and they were considered as Level 1 inputs.

The contingent liability measured at fair value is presented by the Drilling Program contingent liability (refer to Note 4(a)), which was calculated using the estimated tonnage of coal in-place determined by the independent appraisal. The maturity date of the contingent liability is May 7, 2014. The present value of contingent liability was determined using an 8% discount rate, stated in the Merger agreement for actual settlement of contingent obligation, which represents the estimate of the amount that would have been paid if the Group had settled the liability at the balance sheet date.

The Group’s model inputs used involve significant management judgment. Such assets and liabilities are typically classified within Level 3 of the fair value hierarchy. The table below sets forth a summary of changes in the fair value of Group’s Level 3 financial liability at December 31, 2009:

Contingent
Liability

Beginning balance as of the acquisition date	(514,607)
Gain resulting from remeasurement of contingent liability (Note 24)	494,238
Transfers in and out of Level 3	—

Balance at end of year	(20,369)

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, the fair value of variable and fixed rate long-term loans (based on future cash flows discounted at current long-term market rates available for corporations) was as follows:

	Carrying Value as of	Fair Value as of
	December 31, 2009	December 31, 2009

Russian ruble-denominated debt	1,139,795	1,094,052
U.S. dollar-denominated debt	2,759,826	2,825,463
Euro-denominated debt	174,837	170,343

Total long-term debt	4,074,458	4,089,858

The fair value of short-term borrowings, bank financing, equipment financing contracts and other financial instruments not included in the table above approximates carrying value.

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

The following table presents the movements in asset retirement obligations for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Asset retirement obligation at beginning of year	71,604	71,294	92,358
Liabilities incurred in the current year	3,359	6,066	10,908
Liabilities settled in the current year	(6,706)	(5,300)	(521)
Accretion expense	7,398	6,078	3,101
Revision in estimated cash flow	(13,262)	7,155	(40,078)
Translation difference	(2,698)	(13,689)	5,526

Asset retirement obligation at end of year	59,695	71,604	71,294

Liabilities incurred during the year ended December 31, 2009 are represented by the obligations arising on the acquisition of the BCG Companies in the amount of $3,359. Liabilities incurred during the year ended December 31, 2008 are represented by the obligations arising on the acquisitions of Oriel and Ductil Steel in the amounts of $3,264 and $2,802, respectively. Liabilities incurred in 2007 are represented primarily by the obligations arising on the acquisition of Yakutugol in the amount of $8,400.

Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets. The effects of revisions in estimated cash flows relate mainly to continuous refinement of future asset removal activities and restoration costs at Izhstal during the year ended December 31, 2009 and at CMP and KMP during the year ended December 31, 2007 as assessed by the Group with the help of independent environmental engineers.

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

Several entities contribute certain amounts to non-state pension funds (Almaznaya Osen’ and Mechel Fund), which, together with amounts earned from investing the contributions, are intended to provide pensions to members of pension plans. However, pursuant to agreements between the Group and these non-state pension funds, under certain circumstances, these assets are not effectively restricted from possible withdrawal by the employer. Based on this fact, these assets do not qualify as “plan assets” under U.S. GAAP and these pension schemes are considered to be fully unfunded.

Yakutugol acquired by the Group on October 19, 2007 provides the following benefits: (a) lump-sum upon retirement, (b) financial support for resettlement upon retirement (after attainment of statutory retirement age) from Yakutia to Central Russia, (c) occupational pension program (subject to attainment of statutory retirement age, completion of 15 years of service for Yakutugol and only from January 1, 2008) — life semi annual pension via Almaznaya Osen’, (d) death in service and in retirement benefit, and (e) occupational accident disability benefits. Prepayments made to Almaznaya Osen’ and Mechel Fund, are included in other non-current assets (refer to Note 14). The increase in projected benefit obligation of $216,154 as of December 31, 2007 was due to the business combination and related to the Yakutugol pension benefit obligations, consolidated upon the acquisition of Yakutugol in October 2007.

As of December 31, 2009, there were approximately 70,056 active participants under the defined benefit pension plans and 27,228 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2008, the related figures were 73,375 and 21,385, respectively. The majority of employees at the Group’s major subsidiaries belong to trade unions.

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2010, with the measurement date of December 31, 2009. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined by the Group are supported by an independent qualified actuary, and are charged to the statements of income and comprehensive (loss) income ratably over employees’ working service with the Group.

As of December 31, 2009 projected benefit obligation and other postretirement benefit obligations amounted to $183,989.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Projected benefit obligation

The movements in the projected benefit obligation (“PBO”) were as follows during the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Projected benefit obligation at beginning of year	187,030	330,366	70,214
Service cost	7,680	9,245	4,523
Interest cost	14,917	18,426	7,000
Obligations arising from acquisitions and other	1,665	6,901	220,216
Benefits paid	(15,000)	(11,895)	(4,808)
Actuarial loss (gain)	3,650	(74,889)	13,046
Plan amendments	1,856	(1,750)	—
Curtailment (gain) loss	(38,573)	(52,156)	5,368
Translation difference	(6,345)	(37,218)	14,807

Projected benefit obligation at end of year	156,880	187,030	330,366

The main reason for the reduction in the PBO in 2009 related to curtailments, settlements and actuarial gains related to Yakutugol, and were specifically attributable to the revisions in the resettlement program due to changes in the program, eligibility, assumptions and significant reduction in number of employees at Yakutugol, which resulted in the decrease in the PBO by $35,782.

Main reasons for the reduction in the PBO in 2008 related to the following:

•	Revisions in the resettlement program due to changes in assumptions and significant reduction in number of employees at Yakutugol resulted in the decrease in PBO by $8,248;

•	Change in assumptions, significant reduction in number of employees, settlement of obligations towards withdrawn deferred pensioners, and changes in benefit formula resulted in the overall decrease in the PBO by $37,215;

•	Actuarial gain of $39,923 related to changes in discount rates, staff turnover, retirement age and other assumptions.

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2009 and 2008:

	December 31,	December 31,
	2009	2008

Pension obligation, current portion	30,610	28,960
Pension obligation, net of current portion	126,270	158,070

Total pension obligation	156,880	187,030

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net periodic benefit cost were as follows for the year ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Service cost	7,680	9,245	4,535
Amortization of prior service cost	313	500	469
Interest cost	14,917	18,426	6,998
Amortization of actuarial (gain) loss	(3,187)	(89)	586
Curtailment gain	(37,717)	(23,421)	(352)
Termination benefits	—	4,524	78
Other benefits	1,665	—	—

Net periodic benefit cost	(16,329)	9,185	12,314

A summary of the PBO, the accumulated benefit obligation, fair value of plan assets and funded status were as follows as of December 31, 2009 and 2008:

	December 31,	December 31,
	2009	2008

Projected benefit obligation	156,880	187,030
Accumulated benefit obligation	115,843	137,143
Fair value of plan assets	—	—
Funded status	(156,880)	(187,030)

Amounts recognized in accumulated other comprehensive income (“AOCI”) were as follows for the years ended December 31, 2009 and 2008:

	2009	2008

Net (gain) loss	(57,079)	(60,952)
Prior service cost	3,015	1,609

Total amount recognised in AOCI	(54,064)	(59,343)

The change in the PBO recognized in Other Comprehensive Income was as follows for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Additional loss (gain) arising during the year	3,650	(74,889)	13,046
Less re-classified (gain) loss amortization	(2,490)	20,276	584
Additional prior service cost (credit) from plan amendment	1,856	(1,750)	—
Less re-classified prior service cost amortization	472	500	479
Translation difference	245	821	—

Net amount recognised in other comprehensive income for the year	7,769	(96,594)	11,983

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The key actuarial assumptions used were as follows as of December 31, 2009 and 2008:

	2009	2008

Discount rate
Russian entities	8.70%	9.00%
Romanian entities	10.00%	13.00%
German entities	6.00%	6.00%
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	7.80%	8.60%
Romanian entities	5.37%	6.10%
German entities	N/A	N/A
Rate of pension entitlement increase (before benefit commencement)	7.80%	8.60%
Rate of monthly financial support increase	6.20%	7.00%
Rate used for calculation of purchased annuity value	5.00%	5.00%

The results of sensitivity analysis of PBO as of December 31, 2009 are presented below:

Change in PBO
as of December 31, 2009
% from the “Base Case” PBO

Discount rate of 1% p.a. lower than “base case”	14%
Salary growth of 1% p.a. higher than “base case”	4%
Staff turnover rate increased by 5% p.a. for all ages	(11)%

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2010:

2010

Transition obligation (asset)	—
Net gain	(2,589)
Prior service cost	833

Total amounts expected to be recognized during 2010	(1,756)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2010	2011	2012	2013	2014	2015-2019	Total

Pensions (including monthly financial support)	16,178	7,664	7,480	8,243	9,702	51,626	100,893
Other benefits	14,432	5,053	4,830	5,175	5,862	34,104	69,456

Total expected benefits to be paid	30,610	12,717	12,310	13,418	15,564	85,730	170,349

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other postretirement benefit obligations

Upon the acquisition by the Group of the BCG Companies on May 7, 2009 (refer to Note 4 (a)), the Group recognized the healthcare postretirement benefit obligations, which consisted of the following:

2009

Accumulated postretirement benefit obligation at May 7, 2009	21,420
Service cost	515
Interest cost	1,037
Actuarial loss	4,875
Benefits paid	(738)

Accumulated postretirement benefit obligation at end of the period	27,109

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2009:

December 31,
2009

Postretirement obligation, current portion	1,107
Postretirement obligation, net of current portion	26,002

Total postretirement obligation	27,109

The components of net periodic benefit cost were as follows for the year ended December 31, 2009:

2009

Service cost	515
Interest cost	1,037

Net periodic benefit cost	1,552

Amounts recognized in AOCI were as follows for the year ended December 31, 2009:

2009

Net actuarial loss	4,876

The key actuarial assumptions used were as follows as of December 31, 2009:

2009

Weighted average discount rate at the end of the year	6.28%
Weighted average discount rate for the period May 7, 2009 to December 31, 2009	7.40%
Healthcare cost trend assumed for 2010	10.00%

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of sensitivity analysis of postretirement benefit obligations as of December 31, 2009 are presented below:

Change in Postretirement
Benefit Obligations
as of December 31, 2009

Annual effect of 1% point increase in healthcare cost trend on:
Service and interest cost components	725
Accumulated postretirement benefit obligation	4,543
Annual effect of 1% point decrease in healthcare cost trend on:
Service and interest cost components	(539)
Accumulated postretirement benefit obligation	(3,622)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2010:

2010

Transition obligation (asset)	—
Net loss	120
Prior service cost (credit)	—

Total amounts expected to be recognized during 2010	120

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2010	2011	2012	2013	2014	2015-2019	Total

Estimated future benefit payments reflecting expected future service	1,107	1,202	1,290	1,365	1,385	7,335	13,684

19.	FINANCE LEASE

In 2009 and 2008, several Group’s subsidiaries entered into agreements with third parties for the lease of transport and production equipment. The leases were classified as finance (capital) lease in accordance with the FASB ASC 840, “Leases”, as they contain a bargain purchase option and the title to the leased equipment generally transfers to the lessee at the end of the lease term.

As of December 31, 2009 and 2008, the net book value of the leased assets was as follows:

	December 31,	December 31,
	2009	2008

Transportation equipment and vehicles	105,981	85,985
Operating machinery and equipment	39,455	6,820
Less: accumulated depreciation	(19,495)	(10,340)

Net value of property, plant and equipment, obtained under capital lease agreements	125,941	82,465

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying amount and maturities of capital lease liabilities as of December 31, 2009 were as follows:

	Total Payable	Interest	Net Payable

Payable in 2010	49,725	(13,760)	35,965
Payable in 2011	35,449	(8,913)	26,536
Payable in 2012	24,916	(3,371)	21,545
Payable in 2013	8,603	(876)	7,727
Payable in 2014	2,647	(153)	2,494
Payable thereafter	420	(28)	392

Total capital lease liabilities	121,760	(27,101)	94,659

As of December 31, 2009, transportation equipment and vehicles under the finance lease agreement between Mechel Trans and Brunswick Rail Leasing Limited in the amount of $19,641 were pledged under the operating assignment agreement with Banque Societe Generale Vostok.

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies from 2.73% to 20.53% on different groups of equipment in U.S. dollar and from 7.88% to 22.85% in Euro-denominated contracts. Interest expense charged to the accompanying Group’s income statements in 2009 and 2008 amounts to $12,916 and $14,390, respectively.

20.	EQUITY

Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.3), of which 416,270,745 common shares were outstanding as of December 31, 2009 and 2008.

Preferred shares

On April 30, 2008, Mechel’s Extraordinary Shareholders’ Meeting adopted changes to its Charter, authorizing up to 138,756,915 preferred shares with a nominal value of 10 Russian rubles each for future issuances (representing 25% of the Mechel OAO’s share capital). Under the Russian law and the Mechel OAO’s Charter, these stocks are non-cumulative and have no voting rights, unless dividends are not paid in the year. The dividend yield is also fixed by the Charter and amounts to 0.2% of Mechel’s consolidated net income per 1% of preferred stocks issued.

On May 7, 2009, the Group transferred 83,254,149 preferred shares to the sellers of the BCG Companies as a part of purchase consideration. As of the acquisition date, the estimated value of the preferred shares amounted to $496,159 (refer to Note 4(a)). An excess of the appraised value of the preferred shares over their par value was accounted for as an additional paid-in capital.

Dividends

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Group’s subsidiaries. Dividends from Russian companies are generally subject to a 9% withholding tax for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over one year, if the cost

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of acquisition of shares of the company paying dividends exceeded 500 million Russian rubles). Additional dividend tax could be imposed on the transfer of undistributed earnings of subsidiaries to Mechel (generally, tax rate is assumed as 9%). Approximately $9,372,302 and $9,929,170 of statutory undistributed earnings were available for dividends as of December 31, 2009 and 2008, respectively. Approximately $265,512 of undistributed retained earnings of the Group’s subsidiaries was restricted for distribution in accordance with a covenant provided in a loan agreement with BNP Paribas as of December 31, 2009.

On June 30, 2009, Mechel declared a dividend of 6,510 million Russian rubles ($208,066) to its shareholders for 2008, out of which $134,498 was distributed to the holders of preferred shares. During July-December 2009, the dividends declared for 2008 were paid in full.

Earnings per share

Net income per common share for all periods presented was determined in accordance with FASB ASC 260, “Earnings Per Share” (“ASC 260”), by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2009	2008	2007

Net (loss) income available to common shareholders	(60,757)	1,140,544	913,051
Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

(Loss) earnings per common share	(0.15)	2.74	2.19

Net loss attributable to common shareholders of Mechel OAO for the year ended December 31, 2009, has been computed by deducting the dividends on preferred shares for the year ended December 31, 2008, declared on June 30, 2009, in the amount of $134,498, from Net income attributable to shareholders of Mechel OAO.

Total weighted-average number of common shares outstanding during the period was as follows:

	Shares	Fraction of	Weighted-Average
Dates Outstanding	Outstanding	Period (Days)	Number of Shares

2007:
Common shares: January 1-December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

2008:
Common shares: January 1-December 31	416,270,745	366	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

2009:
Common shares: January 1-December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

There were no dilutive securities issued as of December 31, 2009, 2008 and 2007.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock issued to minority shareholders

On February 1, 2007, Olzherassk Mine merged with SKCC. The non-controlling interests outstanding as of the merger date were converted into the SKCC shares. The non-monetary exchange was accounted for using the purchase method of accounting and, accordingly, the fair value of SKCC stock issued in excess of the value assigned to the non-controlling interests therein of $2,743 was credited to additional paid-in capital.

In January 2009, the Group purchased the remaining 10% of certain Oriel subsidiaries for $3,500 paid in cash. The transaction was accounted for as equity transaction, and the difference between the consideration paid and the amount by which the non-controlling interest was adjusted, of $3,500, was attributed to additional paid-in capital.

In September-October 2009, the Group purchased 0.44% of SKCC from non-controlling shareholders for $11,131 paid in cash. The transaction was accounted for as equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $8,088, was attributed to additional paid-in capital.

21.	INCOME TAXES

Income before income tax, non-controlling interests, discontinued operation and extraordinary gain attributable to different jurisdictions was as follows:

	Years Ended December 31,
	2009	2008	2007

Russia	(390,020)	1,291,336	1,242,197
Switzerland	(45,254)	(4,988)	72,987
British Virgin Islands	39,631	(22,402)	76,920
Romania	(99,069)	70,122	(6,499)
Lithuania	(3,477)	(645)	(208)
Kazakhstan	34,009	15,437	—
USA	428,703	—	—
Other	130,701	(592)	50

Total	95,224	1,348,268	1,385,447

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,
	2009	2008	2007

Current income tax expense
Russia	41,940	513,632	371,522
Switzerland	3,911	2,843	3,022
Romania	57	6,002	—
Lithuania	(1)	72	83
USA	—	—	—
Other	4,651	154	13

	50,558	522,703	374,640
Deferred income tax expense (benefit)
Russia	(10,829)	(138,442)	(14,837)
Switzerland	3,073	(3,409)	(2,553)
Romania	(2,680)	(1,039)	(900)
Lithuania	230	(126)	(30)
Kazakhstan	(3,251)	(260,838)	—
USA	(20,200)	—	—
Other	1,992	38	—

	(31,665)	(403,816)	(18,320)

Total income tax expense	18,893	118,887	356,320

Taxes represent the Group’s provision for profit tax. During 2007-2008, income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 30% and 35% in Kazakhstan in 2008 and 2007, respectively, and at 40.5% in the USA. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In November 2008, the tax legislation of Russia was amended to decrease Russian statutory income tax rate from 24% to 20% starting from January 1, 2009. Therefore, during 2009, income tax was calculated at 20% of taxable profit in Russia. In addition, in December 2008 and November 2009, the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009-2012, 17.5% — 2013, 15% — 2014 and thereafter. The changes in income tax rates are effective from January 1 in each of the respective years. As of December 31, 2008, the effect of these changes in the total amount of $341,056 was recognized as a reduction in the income tax expense for the year then ended in the Group’s statement of income and comprehensive (loss) income.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates to the income before tax and non-controlling interest, to the income tax (benefit) expense reported in the financial statements is as follows:

	Years Ended December 31,
	2009	2008	2007

Theoretical income tax expense computed on income before taxes at Russian statutory rate (20% in 2009 and 24% in 2008 and 2007)	19,045	323,584	332,507
Effects of other jurisdictions and permanent differences:
Remeasurement of contingent liability, non-taxable	(95,771)	—	—
Non-deductible expenses and non-taxable income, net	7,244	35,427	48,859
Social expenditures	3,975	2,164	12,274
Change in valuation allowance	106,019	136,443	29,648
Change in unrecognized tax benefits under ASC 740-10	(7,345)	(35,376)	(13,582)
Different tax rates in foreign jurisdictions	(9,657)	8,803	(39,056)
Fines and penalties related to taxes	(1,296)	3,326	(5,202)
Change in tax rate and tax legislation	(3,010)	(341,056)	(7,000)
Other permanent differences	(311)	(14,428)	(2,128)

Income tax expense, as reported	18,893	118,887	356,320

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31,	December 31,
	2009	2008

Deferred tax assets, current:
Inventory	8,758	21,059
Net operating loss carry-forward	13,614	—
Bad debt allowance	5,633	13,647
Timing difference in cost recognition	4,669	880
Accrued liabilities	10,231	3,995
Vacation provision	3,814	10,422
Other	1,498	8,030

Total deferred tax asset, current	48,217	58,033
Valuation allowance for deferred tax assets, current	(10,956)	(22,206)

Total deferred tax asset net of valuation allowance, current	37,261	35,827

Deferred tax assets, non-current:
Net operating loss carry-forward	329,570	150,735
Asset retirement obligation	6,729	6,821
Property, plant and equipment	10,757	9,555
Pension obligations	10,095	499
Other	1,607	158

Total deferred tax assets, non-current	358,758	167,768
Valuation allowance for deferred tax assets, non-current	(258,047)	(133,251)

Total deferred tax asset net of valuation allowance, non-current	100,711	34,517

Total deferred tax asset, net	137,972	70,344

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,	December 31,
	2009	2008

Deferred tax liabilities, current:
Timing difference in revenue recognition	11,002	11,280
Timing difference in cost recognition	4,582	6,270
Inventories	11,320	8,171
Bad debt allowance	3,720	5,966
Other	4,794	3,082

Total deferred tax liabilities, current	35,418	34,769
Deferred tax liabilities, non-current:
Property, plant and equipment	351,822	315,333
Mineral licenses	1,157,423	507,826
Investments	2,072	3,437
Timing difference in cost recognition	1,864	773
Other	15,418	17,607

Total deferred tax liabilities, non-current	1,528,599	844,976

Total deferred tax liability	1,564,017	879,745

A deferred tax liability of approximately $298,956 and $109,863 as of December 31, 2009 and 2008, respectively, has not been recognized for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of $328,188 and $638,112 as of December 31, 2009 and 2008, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel.

In 2007, at the date of its acquisition of Yakutugol, the Group recorded deferred tax assets of $44,568 resulting from the recognition of pension liabilities. The amounts related to payments made to the non-state pension fund Almaznaya Osen’ and periodic and one-time payments made as post-retirement support to the employees. In previous years, such payments were treated as deductible expenses for tax purposes. In 2008, the Group changed its position with respect to the deduction of payments to the non-state pension fund Almaznaya Osen’ and started treating them as non-deductible for tax purposes. Additionally, the Group excluded expenses to the non-state pension fund from expenses periodically deducted for profit tax purposes and re-filed its profits tax returns for 2006-2007 based on the results of tax authorities’ audits. The effect of related adjustments was applied to increase the remaining balance of goodwill attributable to the Yakutugol’s acquisition (refer to Note 4(k)). In addition, the Group derecognized most of its other deferred tax assets related to pension benefit obligations as of December 31, 2007 as increase in income tax expense in 2008.

Based on the new Russian tax law effective January 1, 2008, intercompany dividends are subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over 1 year, if the cost of acquisition of shares of the company paying dividends exceeded 500 million Russian rubles) or 9%, if being distributed by Russian companies to Russian companies, and 15%, if being distributed by foreign companies to Russian companies or by Russian companies to foreign companies.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. Deferred tax assets on net operating loss carryforwards which are considered to be realized in the future, are related to the Russian, Kazakhstan and U.S. jurisdictions. For the Russian, Kazakhstan and U.S. income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred primarily in 2007-2009, which may be carried forward for use against their future income within 10 years in the full amounts.

As of December 31, 2009 and 2008, deferred tax assets on net operating loss carryforwards for statutory income tax purposes amounted to $343,184 and $150,735, respectively. As management concluded that the utilization of a substantial portion of such losses is not probable, the valuation allowances in the amount of $256,919 and $130,540 were recorded against net operating loss carryforwards by the Group. The significant increase in tax losses subject to carryforward in 2009 was caused by interest payments on borrowings, which were taken to finance the 2008 and 2009 acquisitions, and operating losses incurred by the several Group subsidiaries due to a substantial fall in market prices for the main commodities manufactured or mined by the Group.

Unrecognized Tax Benefits

Unrecognized income tax benefits of $17,172, including interest and penalties of $7,928, as of December 31, 2009 and $27,176, including interest and penalties of $8,665, as of December 31, 2008 were recorded by the Group in the accompanying consolidated balance sheets.

The reconciliation of the beginning and ending amount of unrecognized income tax benefits, net of interest and penalties, is as follows:

	2009	2008

Unrecognized income tax benefits at the beginning of year	18,511	50,300
Increases as a result of tax positions taken during a prior period (including additions related to the acquisition of Oriel of $1,398 in 2008)	—	1,398
Decreases as a result of tax positions taken during a prior period	(8,745)	(18,349)
Increases as a result of tax positions taken during the current period	1,586	5,870
Decreases relating to settlements with tax authorities	(1,248)	—
Reductions as a result of a lapse of the applicable statute of limitations	—	(16,388)
Translation difference	(860)	(4,320)

Unrecognized income tax benefits at the end of year	9,244	18,511

Reduction in unrecognized income tax benefits in 2009 was largely a result of decreases in tax position taken previously based on the results of recent tax audits or changes in the related tax legislation or its interpretations. All unrecognized income tax benefits, if recognized, would affect the effective tax rate. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes. The Group recognized interest and penalties of $1,270 and $12,605 in 2009 and 2008, respectively.

As of December 31, 2009, the tax years ended December 31, 2007-2009 remained subject to examination by Russian tax authorities. As of December 31, 2009, the tax years ended December 31, 2005-2009 remained subject to examination by Swiss, Liechtenstein, Romanian and the U.S. tax authorities. In some companies certain periods were reviewed by the tax authorities and based on the history the Group believed that probability of the repetitive review is less than 10%. Based on the underlying purchase agreement, any tax

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

risks, which may be identified by the U.S. tax authorities for the period before the date of acquisition of the BCG Companies will be imposed to the Seller.

Although the Group believes it is more likely than not that all recognized income tax benefits would be sustained upon examination, the Group has recognized some income tax benefits that have a reasonable possibility of successfully being challenged by the tax authorities.

22.	TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated income statements are comprised of the following:

	Years Ended December 31,
	2009	2008	2007

Property and land tax	79,253	85,415	73,849
VAT	8,600	1,618	9,964
Fines and penalties related to taxes	379	35,280	12,575
Other taxes and penalties	16,971	(5,723)	(12,394)

Total taxes other than income tax	105,203	116,590	83,994

Property and land tax includes payments for land tax, which amounted to $31,931, $34,300 and $33,719 for the years ended December 31, 2009, 2008 and 2007, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of perpetual use. According to land legislation, the right of perpetual use has to be re-registered before January 1, 2012 through purchase of land or operating leases up to 49 years, which will be decided by the Group during 2010.

Property and land tax also includes expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $10,323, $9,394 and $7,745 for the years ended December 31, 2009, 2008 and 2007, respectively. The amount of rental payments is determined by local authorities and cannot be reasonably estimated beyond a five-year horizon. The table below presents future land rental payments for the next five years and thereafter under non-cancelable operating lease agreements based on the current rental rates:

Operating
Year of Payment	Lease Payments

2010	9,554
2011	7,504
2012	7,222
2013	7,139
2014	6,623
Thereafter	163,307

Total land operating lease payments	201,349

Included in Fines and penalties related to taxes in 2008 are penalties to the Federal Antimonopoly Service (“FAS”) amounted to $32,111.

Included in Other taxes and penalties in 2009 are $5,091 relating to fees for environmental restoration and air contaminant emission and $6,259 relating to social taxes, wealth taxes, mining taxes and penalties that belong to previous financial years.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in Other taxes and penalties in 2007 is the gain of $25,701 relating to resubmitted mineral extraction tax returns at KMP owing to the change in the tax arbitration practice.

23.	GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years Ended December 31,
	2009	2008	2007

Personnel and social contributions	221,976	263,446	201,919
Social expenses	22,743	56,303	53,636
Office expenses	37,400	48,143	32,924
Audit and consulting services	35,990	31,262	25,030
Consumables	12,397	23,903	11,923
Depreciation	22,789	23,314	14,307
Disposals of property, plant and equipment	2,865	11,318	10,581
Banking charges and services	10,843	11,314	10,703
Business trips	5,518	11,094	7,417
Rent	5,169	6,681	5,535
Other	11,787	67,938	35,093

Total general, administrative and other operating expenses	389,477	554,716	409,068

Rent represents office-related expenses. Expenses for the operating lease of land, which ranges between 1 and 49 years are included into other taxes and disclosed in Note 22.

24.	OTHER INCOME (EXPENSES), NET

Other income, net is comprised of the following:

	Years Ended December 31,
	2009	2008	2007

Gain resulting from remeasurement of contingent liability (refer to Note 4(a))	494,238	—	—
Contributions to Mechel Fund	—	(17,501)	—
Gain (loss) on sale of investments	155	4,568	(13,426)
Gain on forgiveness of fines and penalties	1,241	—	8,311
Gain on accounts payable with expired legal term	2,571	2,370	12,158
Gain on raw materials sales	14,978	8,475	10,729
Loss on currency operations	(3,653)	(4,464)	(319)
Other taxes	—	(811)	4,345
Other expenses	(9,273)	(11,458)	(1,954)

Total other income (expenses), net	500,257	(18,821)	19,844

Contributions to Mechel Fund included founder contributions to the pension fund Mechel Fund made by a number of Group’s subsidiaries in the total amount of $17,501 during the year ended December 31, 2008, which based on the management’s interpretation of the Russian legislation do not meet the definition of an asset.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gain on forgiveness of fines and penalties of $8,311 in 2007 includes forgiveness of specified portion of restructured fines and penalties of the Group’s Russian subsidiaries in accordance with the terms of restructuring agreements, upon the full and timely payment of current taxes.

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

The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes and non-controlling interest.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segmental information for 2009, 2008 and 2007 is as follows:

	2009						2008						2007
	Mining	Steel	Ferroalloy	Power	Eliminations**	Total	Mining	Steel	Ferroalloy	Power	Eliminations**	Total	Mining	Steel	Ferroalloy	Power	Eliminations**	Total

Revenues from external customers	1,548,902	3,307,624	363,652	533,968		5,754,146	3,333,406	5,495,139	434,017	688,143		9,950,705	1,372,508	4,306,875	501,143	503,316		6,683,842

Intersegment revenues	277,278	196,426	67,157	338,816		879,677	698,561	278,580	150,614	339,967		1,467,722	598,461	107,617	135,513	95,199		936,790

Gross margin	836,734	627,839	38,381	230,268	60,231	1,793,453	2,802,336	1,554,375	13,469	314,016	6,401	4,690,597	962,484	1,040,072	382,931	205,362	(73,871)	2,516,978

Gross margin*, %	45.8%	17.9%	8.9%	26.4%		31.2%	69.5%	26.9%	2.3%	30.5%		47.1%	48.8%	23.6%	60.1%	34.3%		37.7%

Depreciation, depletion and amortization	225,078	116,800	48,727	16,070		406,675	280,276	137,492	22,738	22,791		463,297	136,479	124,156	13,366	16,314		290,315

Loss on write-off of property, plant and equipment	3,496	1,669	15,775	—		20,940	796	3,527	—	—		4,323	—	—	—	—		—

Operating income (loss)	226,317	(54,020)	(27,586)	40,702	60,231	245,644	1,800,540	770,439	(50,517)	29,406	6,401	2,556,269	571,469	537,261	350,107	12,627	(73,871)	1,397,593

Income/(loss) from equity investees	1,518	—	—	(318)		1,200	572	—	—	145		717	152	—	—	—	(144)	8

Interest income	9,606	10,973	809	57		21,445	2,512	4,892	4,210	—		11,614	1,692	4,745	5,685	156		12,278

Intersegment interest income	92,112	38,337	9,233	—		139,682	16,707	75,342	10,194	—		102,243	6,264	29,953	4,163	—		40,380

Interest expense****	243,796	204,045	50,495	650		498,986	70,439	163,853	89,466	325		324,083	26,658	70,742	1,344	232		98,976

Intersegment interest expense	10,365	29,045	73,094	27,178		139,682	50,155	17,683	3,145	31,260		102,243	13,388	6,892	—	20,100		40,380

Segment assets*****	7,126,686	3,395,838	2,196,254	464,533		13,183,311	5,245,933	3,599,847	2,652,177	511,677		12,009,634	4,743,361	3,285,658	702,860	495,762		9,227,641

Investments in equity investees***	11,586	—	—	71,364		82,950	10,518	—	—	68,869		79,387	18,001	—	—	73,347		91,348

Capital expenditures	366,933	208,671	32,774	4,366		612,744	712,400	336,520	101,287	21,124		1,171,331	542,695	261,349	22,882	6,615		833,541

Income tax (expense)/benefit	(6,214)	(4,885)	(2,236)	(5,558)		(18,893)	(295,697)	(81,022)	252,188	5,644		(118,887)	(133,574)	(132,557)	(87,026)	(3,163)		(356,320)

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.

**	Eliminations represent adjustments for the elimination of intersegment unrealized profit (loss).

***	Included in total segment assets.

****	Interest expense incurred by the production subsidiaries is included in the corresponding segment. Directly attributed interest expense incurred by the servicing subsidiaries (trading houses and corporate) is included in the appropriate segment based on the nature and purpose of the debt, while the interest expense related to general financing of the Group is allocated to segments proportionate to respective segment revenues.

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for 2009, 2008 and 2007 is $154,980, $223,253 and $151,831, respectively.

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

	2009	2008	2007

Domestic:
Russia	2,714,246	5,337,695	3,873,044
Other	478,553	863,008	430,041

Total	3,192,799	6,200,703	4,303,085
Export	2,561,347	3,750,002	2,380,757

Total revenue, net	5,754,146	9,950,705	6,683,842

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2009	2008	2007

Russia	2,739,417	5,341,256	3,892,579
Europe	1,139,608	2,157,868	1,466,078
Asia	869,156	1,195,508	219,380
CIS	277,781	620,278	439,134
Middle East	585,446	391,377	609,592
USA	48,076	53,231	27,024
Other regions	94,662	191,187	30,055

Total	5,754,146	9,950,705	6,683,842

The majority of the Group’s long-lived assets are located in Russia. The carrying amounts of long-lived assets pertaining to the Group’s major operations located outside Russia as of December 31, 2009 and 2008 were as follows:

	2009	2008

USA	2,285,155	—
CIS	1,645,828	1,985,194
Romania	212,926	215,778
Germany	34,866	33,844
Lithuania	10,039	10,795
Switzerland/Liechtenstein	749	868
Other	813	—

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

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

As of December 31, 2009, total Group’s contract commitments amounted to $4,417,494, which consisted of the following: commitment to acquire property, plant and equipment of $2,590,879, commitment to acquire raw materials of $632,460, commitment for delivery of goods and services of $1,087,423 and other commitments of $106,732. These commitments extend for 9 years, with $3,508,876 to be fulfilled before December 31, 2010 (of which $2,060,826 related to property, plant and equipment, $313,609 related to raw materials, $1,087,423 related to goods and services and other commitments of $47,018) and $908,618 (of which $530,053 related to property, plant and equipment, $318,852 related to raw materials, other commitments of $59,713) to be fulfilled thereafter.

Included in the commitments related to acquisition of property, plant and equipment are amounts arising from the Purchase and Sale Agreement in respect of railway construction for the Elgaugol project. The total amount of remaining commitments under the construction contract as of December 31, 2009 is equal to $1,214,788. In February 2010, this agreement was cancelled by the parties and replaced by short-term contracts linked to separate construction stages completion and concluded with different contractors.

The BCG Companies utilize coal preparation and loading facilities on its property that are owned and operated by third parties. The agreements covering the BCG Companies use of these facilities expire in 2016 and require minimum payment amounts should the BCG Companies fail to achieve defined throughput levels. These minimum amounts total $4,060 annually for the period from December 31, 2009 to December 31, 2014 and $6,600 in the aggregate for the period thereafter.

Contingencies

(a)	Guarantees

As of December 31, 2009, the Group guaranteed the fulfillment of obligations to third parties under various debt and lease agreements for the total amount of $5,009,367. The guarantees given under the various agreements of the Group to third parties for its own subsidiaries amounted to $5,005,714 and $3,653 for individuals, respectively. In case the borrower fails to fulfill its obligations under the loan agreement, the Group repays the outstanding amount under the debt agreement with all interests, fines and penalties due.

Included into the above guarantees are the following:

•	the guarantee arising under the $2,600,000 “Yakutugol” and “Oriel” credit facilities (refer to Note 15), that is jointly guaranteed by Mechel Mining OAO, Mechel OAO, Yakutugol, MTH and Mechel Trading Ltd. for a total of $2,348,996;

•	the limited guarantee issued by Mechel Mining OAO in the amount of $1,000,000 in favor of James C. Justice Companies Inc. under the Mechel Mining OAO Drilling Program Agreement (refer to Note 4(a));

•	the guarantees issued by Mechel OAO under the Gazprombank, VTB and Sberbank credit facilities amounted to $198,583, $501,097 and $129,132, respectively;

•	the guarantees issued by MTH in the amount of $165,892 under the National Deposit Center loan to Mechel OAO; and $49,955 under the UniCredit Bank loan to SKCC;

•	the guarantee issued by Mechel OAO in the amount of $32,939 under Brunswick Rail Leasing Limited lease agreement to Mechel Trans;

•	the remaining guarantees were issued by other Group’s subsidiaries under various loan agreements described in Note 15.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Environmental

In the course of the Group’s operations, the Group may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. The BCG Companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters, which could impose additional costs to the Group. The U.S. regulatory agencies have the authority to temporarily or permanently close the BCG Companies’ mines or modify their operations because the operations of the BCG Companies may impact the environment or cause or contribute to contamination or exposure to hazardous substances, which could result in environmental liabilities and limit the Group’s ability to produce and sell coal in the United States. Management does not believe that any pending environmental claims or proceedings will have a material adverse effect on its financial position and results of operations.

In 2008, Pinnacle Mining Company (“Pinnacle”) filed a suit against the Group’s US subsidiary and a third party engineering firm in the U.S. District Court for the Southern District of Beckley, West Virginia. Pinnacle asserts claims against defendants for negligence, strict liability, violation of the Federal Surface Mining Control and Reclamation Act, and injunctive relief. The case arises from mining activity by the Group’s subsidiary in the “safety zone” of a coal slurry impoundment maintained by Pinnacle. The parties filed a joint motion to stay, and the court granted the stay, which has allowed additional time for the regulatory agencies involved to determine what steps are necessary for remediation. A plan has been submitted by the defendants and was approved by the West Virginia Department of Environmental Protection (“WVDEP”). The Group is vigorously defending the matter and has asserted issues of comparative fault by the plaintiff and the Group’s engineering company at the time of the incident (November 2007). Currently, an evaluation of the likelihood of success on this case is not possible. The regulatory agency will ultimately determine the resolution of this matter. Although some initial indications from WVDEP suggested that grouting of the mine may be the required remediation, recent developments indicate that the remediation could be less extensive. If grouting would be determined to be necessary, the estimated cost could be $50,000. The Group has full indemnity from the BCG Companies’ previous owner in accordance with terms of acquisition agreement.

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at $39,724 as of December 31, 2009. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

Possible liabilities, which were identified by management as those that can be subject to potential claims from environmental authorities are not accrued in the consolidated financial statements. The amount of such liabilities was not significant.

(c)	EU ascension commitments

Integration of Romania into the European Union (“EU”) required, in particular, adoption of a new national strategy aimed at restructuring of major metallurgical entities, including Mechel Targoviste S.A., Mechel Campia Turzii S.A. and Ductil Steel S.A. As an integral part of the restructuring process, individual viability plans agreed with EU consultants are to be incorporated into the business plans of all entities. Implementation of these plans and achievement of the targets should to be provided by investors in accordance with their contractual obligations under privatization contracts. Viability plans of Mechel Targoviste S.A., Mechel Campia Turzii S.A. and Ductil Steel S.A. include additional investments into technology development and ecology improvement. After restructuring completion, key business performance indicators of both companies are to be in line with effectiveness requirements of the EU.

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

In Russia, generally tax declarations remain open and subject to inspection for a period of three years. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review during the three-year period.

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

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), the Group accrued $11,856 and $6,343 of other tax claims that management believes are probable, as of December 31, 2009 and 2008, respectively. In addition, income tax accrual was made under ASC 740 (refer to Note 21).

As of December 31, 2009, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

Possible liabilities, which were identified by management as those that can be subject to different interpretations of the tax law and regulations and largely related to mineral extraction tax are not accrued in the consolidated financial statements. The amount of such liabilities was not significant.

(e)	Litigation, claims and assessments

The Group is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations including environmental remediation, employment and contract disputes and other claims and actions arising out of the normal course of business. In the cases related to the U.S. subsidiaries, insurance or other indemnification protection available to the Group from the previous owners, which should offset the financial impact on the Group, if any. Therefore, management’s current estimates related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of the Group. If the Group is unable to recover the losses from the previous owners, it is reasonably possible that the ultimate liabilities with respect to these lawsuits and claims may be material to the financial position, results of operations or cash flows of the Group.

In March 2009, Dean Frederick, a minority Group’s shareholder, filed a court suit in the Southern district court of New York, USA, claiming that the Group had not disclosed significant facts of the Group’s financial position, business activities among the Group’s subsidiaries and improper conduct of business through the use

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of transfer pricing on sales of coal and tax evasion. Claims were based on the Federal Antimonopoly Service (“FAS”) decision and press publications around it. The amount of claims and evidences of the Group’s alleged wrong-doing were not stated in the suit. The Group plans to submit a petition asking for a dismissal of the case. Management cannot predict the outcome of the suit but expects to be able to defend its position in court.

In May 2009, Suncoke served the Group’s US subsidiary with the claim for failure of performance of its obligations under contracts to supply coal to Suncoke in 2008. Suncoke has not made any further legal actions against the Group since that time. The Group is defending on the grounds that Suncoke was able to cover the subject coal at no additional cost to Suncoke and Suncoke was also in violation of its contractual obligations in 2008 for not accepting delivery of the tonnage as provided in the contract agreement. The maximum amount of this claim is $67,046. The Group has full indemnity from the BCG Companies’ previous owner in accordance with terms of acquisition agreement, which shall offset negative influence of the outcome of this claim on its financial position, if any.

The Group’s US subsidiary is a defendant in a case brought in September 2008 in the Circuit Court of Ohio County by Mountain State Carbon, LLC. The lawsuit alleges breach of contract, implied duty of good faith and fair dealing against the Group’s US subsidiary. Mountain State claims damages of $4,500. The Group has full indemnity from the BCG Companies’ previous owner in accordance with terms of the acquisition agreement, which shall offset negative influence of this claim outcome on its financial position, if any.

In April 2009, Chelyabenergosbyt OAO filed a court suit against CMP, claiming payments for services provided on energy transmission. The total claim amount equals to $6,890 as of April 21, 2010. While the initial court decisions were unfavorable to CMP, in March 2010, the execution of these decisions was temporary suspended. The risk that CMP will be forced to pay the claimed amount is estimated as possible.

As of December 31, 2009, $55,984 included in Cash (refer to Note 5) was restricted for use in accordance with various guarantees provided by BNP Paribas to the Group’s subsidiaries. In February 2010, the Group signed a settlement agreement with BNP Paribas in accordance with which BNP Paribas irrevocably agreed to release the above stated funds and the Group agreed to withdraw the proceedings against BNP Paribas before the Geneva District Court. Further BNP Paribas is entitled to retain on any of the Group accounts the amount equivalent to the BNP Paribas’s exposure in principal and interests under two bank guarantees issued by BNP Paribas in favor of the Group’s subsidiaries totaling to $3,388. MIH shall pay an amount of $75,124 to the cash collateral account in BNP Paribas in seven equal monthly installments starting from June 1, 2010.

(f)	Russian business environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in a decline in the gross domestic product, capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity to Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for the Group and its counterparties, which could affect the Group’s financial position, results of operations and business prospects. These considerations similarly apply to other jurisdictions where the Group operates.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

While management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

27.	SUBSEQUENT EVENTS

New acquisitions

Laminorul SA

On February 25, 2010, the Group acquired 100% of the shares of Donau Commodities SRL, which holds 90.9% of interest in ownership of Laminorul SA, a steel plant located in Braila, Romania, for a consideration of 9,409 Euros subject to a final price adjustment. The final price adjustment is expected to be agreed by the end of April 2010. The acquisition is consistent with the Group’s program to expand its production and sales of steel products, in particular related to construction and building industries of Romania. The acquisition will be accounted for using the purchase method of accounting from the date of acquisition of control.

Ramateks

On March 24, 2010, the Group signed a selling and purchase agreement with the Ramateks shareholders for the acquisition of Ramateks Group of companies for $3,000 paid in cash. Ramateks Group includes two trading entities selling primarily steel products in Turkey. The control over the company will be obtained at the losing date, which is pending upon certain closing conditions from both the seller and the Group, and the Group expects that the closing date will be June 1, 2010. The acquisition is consistent with the Group’s program to expand its sales network and enlarge its client base. The acquisition will be accounted for using the purchase method of accounting from the date of acquisition of control.

Related parties

DEMP

In the first quarter of 2010, the Group received an opportunity granted by owners and management of Donetsk Electrometallurgical Plant (“DEMP”) to influence sales and operating policies through the representation in the board of directors, management and other arrangements. In March 2010, the Group entered into steel products purchase contract with DEMP on market terms applicable for relevant steel products. The Group intends to disclose DEMP as a related party since March 2010.

Placement of bonds

On March 16, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,443 as of the placement date). The bonds were issued at 100% of their par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.75% p.a. The interest rate for the second to the six coupon periods is set as equal to that of the first period. The obligatory redemption date is March 12, 2013.

On April 12, 2010, the Group obtained an admission to place a bond issue in the amount of 13 billion rubles ($443,335), of which 10 billion rubles ($343,193) will be placed in April 2010.

New borrowings

In January 2010, the Group’s subsidiaries obtained loans in the amount of 1 billion Russian rubles ($33,615 as of the date of the agreement) from Urals Reconstruction and Development Bank repayable in 2011 bearing interest rate at 9% p.a.

MECHEL OAO (formerly Mechel Steel Group OAO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2010, the Group’s subsidiaries obtained loans in the amount of 273 million Russian rubles ($9,178 as of the date of the agreement) from Sberbank repayable in 2011 bearing interest rate at 12 — 13% p.a. secured by the pledge of equipment and assets.

In February 2010, the Group’s subsidiaries obtained loans in the amount of 3.5 billion Russian rubles ($116,211 as of the date of the agreement) from Sberbank repayable in 2011 bearing interest rate at 11.75 — 12.25% p.a. and secured by the pledge of equipment and assets.

In March 2010, the Group’s subsidiaries obtained loans in the amount of $29,000 from UniCredit Bank repayable in 2015 bearing interest rate at LIBOR plus 5.6% p.a. secured by the pledge of inventory and equipment.

In March 2010, the Group’s subsidiaries obtained loans in the amount of $100,000 from Alfa-bank repayable in September 2010 bearing interest rate at 8% p.a.

In April 2010, the Group’s subsidiaries obtained loans in the amount of 25 million Euros ($34,003 as of the date of the agreement) from Uralsib Bank repayable in 2011 bearing interest rate at 6.5 — 7.5% p.a.

In April 2010, the Group’s subsidiaries obtained loans in the amount of 1.3 billion Russian rubles ($44,972 as of the date of the agreement) from SKB Bank repayable in 2015 bearing interest rate at 15% p.a. and secured by the pledge of equipment.

Changes in tax legislation

In 2010, some changes were introduced to the Russian tax legislation. The UST will be replaced by direct insurance contributions to the following national extra-budgetary funds: contributions to the Russian Pension Fund will amount to 20% of the annual gross salary of each employee, contributions to the Fund of obligatory medical insurance will amount to 3.1%, and contributions to the Social Insurance Fund will amount to 2.9%. It is also expected that in 2011 the contribution to the Russian Pension Fund will be further increased to 26%.