Form 20-F
period 2010-12-31
Mechel OAO
filed 2011-04-12
CIK 1302362

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Vladislav Zlenko, tel.: +7-495-221-8888, e-mail: vladislav.zlenko@mechel.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

COMMON AMERICAN DEPOSITARY SHARES, EACH COMMON ADS REPRESENTING ONE COMMON SHARE	NEW YORK STOCK EXCHANGE
COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)
PREFERRED AMERICAN DEPOSITARY SHARES, EACH PREFERRED ADS REPRESENTING ONE-HALF OF A PREFERRED SHARE	NEW YORK STOCK EXCHANGE
PREFERRED SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(2)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
416,270,745 common shares, of which 115,425,447 shares are in the form of common ADSs as of March 31, 2011
138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 25,209,577 shares are in the form of preferred ADSs as of March 31, 2011
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

     (1) Listed, not for trading or quotation purposes, but only in connection with the registration of common ADSs pursuant to the requirements of the Securities and Exchange Commission.

     (2) Listed, not for trading or quotation purposes, but only in connection with the registration of preferred ADSs pursuant to the requirements of the Securities and Exchange Commission.

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

The following table sets forth by segment the official names and location of some of our subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location

Mining Segment
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company OAO	Russia, Kemerovo region
Tomusinsk Open Pit Mine	Tomusinsk Open Pit Mine OAO	Russia, Kemerovo region
Korshunov Mining Plant	Korshunov Mining Plant OAO	Russia, Irkutsk region
Port Posiet	Port Posiet OAO	Russia, Primorsk territory
Yakutugol	Yakutugol Holding Company OAO	Russia, Sakha Republic
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar territory
Port Vanino	Port Mechel Vanino OOO	Russia, Khabarovsk territory
Bluestone or Bluestone companies	Bluestone Industries, Inc., Dynamic Energy, Inc., JCJ Coal Group, LLC, and other subsidiaries carrying out the Bluestone business	United States, West Virginia
Mechel Mining	Mechel Mining OAO	Russia, Novosibirsk region
Mechel Mining Management	Mechel Mining Management Company OOO	Russia, Kemerovo region
Mechel Engineering	Mechel Engineering OOO	Russia, Moscow
Moscow Coke and Gas Plant(1)	Moscow Coke and Gas Plant OAO	Russia, Moscow region
Mechel-Coke(1)	Mechel-Coke OOO	Russia, Chelyabinsk region
Steel Segment
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant OAO	Russia, Chelyabinsk region
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant ZAO	Russia, Karelian Republic
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant OAO	Russia, Bashkortostan Republic
Mechel Targoviste	Mechel Targoviste S.A.	Romania
Urals Stampings Plant	Urals Stampings Plant OAO	Russia, Chelyabinsk region
Mechel Campia Turzii	Mechel Campia Turzii S.A.	Romania
Mechel Nemunas	Mechel Nemunas Co. Ltd.	Lithuania
Izhstal	Izhstal OAO	Russia, Udmurt Republic
Port Kambarka	Port Kambarka OAO	Russia, Udmurt Republic
Ductil Steel	Ductil Steel S.A.	Romania
Mechel-Steel Management	Mechel-Steel Management OOO	Russia, Moscow
Laminorul Plant	Laminorul S.A.	Romania
Ferroalloys Segment
Southern Urals Nickel Plant	Southern Urals Nickel Plant OAO	Russia, Orenburg region
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Oriel Resources	Oriel Resources Limited	United Kingdom
Tikhvin Ferroalloy Plant	Tikhvin Ferroalloy Plant ZAO	Russia, Leningrad region
Mechel Ferroalloys Management	Mechel Ferroalloys Management OOO	Russia, Moscow
Power Segment
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant OAO	Russia, Kemerovo region
Kuzbass Power Sales Company	Kuzbass Power Sales Company OAO	Russia, Kemerovo region
Mechel-Energo	Mechel-Energo OOO	Russia, Moscow
Toplofikatsia Rousse	Toplofikatsia Rousse EAD	Bulgaria
Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Trading	Mechel Trading AG	Switzerland, Baar
Mechel Trading House	Mechel Trading House OOO	Russia, Moscow
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel-Service	Mechel-Service OOO	Russia, Moscow
HBL Holding	HBL Holding GmbH	Germany
Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow
Mecheltrans Management	Mecheltrans Management OOO	Russia, Moscow

(1)	Moscow Coke and Gas Plant and Mechel-Coke were transferred to the mining segment in the second quarter of 2010. In prior periods, they were included in our steel segment. The data for prior periods included herein was restated accordingly to account for these facilities in the mining segment.

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

Selected Financial Data

The financial data set forth below as of December 31, 2010, 2009, 2008, 2007 and 2006, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).(1)

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. See note 1(a) to our consolidated financial statements. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars, except per share data)

Consolidated statements of income and comprehensive income data:
Revenue, net	9,746,036	5,754,146	9,950,705	6,683,842	4,397,811
Cost of goods sold	(6,149,310)	(3,960,693)	(5,260,108)	(4,166,864)	(2,860,224)

Gross profit	3,596,726	1,793,453	4,690,597	2,516,978	1,537,587
Selling, distribution and operating expenses	(2,064,519)	(1,547,809)	(2,134,328)	(1,119,385)	(811,889)

Operating income	1,532,207	245,644	2,556,269	1,397,593	725,698
Other (expense) income, net	(563,577)	(150,420)	(1,208,001)	(12,146)	139,135
Income from continuing operations, before income tax	968,630	95,224	1,348,268	1,385,447	864,833
Income tax expense	(276,656)	(18,893)	(118,887)	(356,320)	(230,599)
Income from continuing operations, net of tax	691,974	76,331	1,229,381	1,029,127	634,234
Discontinued operations, net of tax	—	—	—	158	543
Net income	691,974	76,331	1,229,381	1,029,285	634,777
Less net income attributable to non-controlling interests	(34,761)	(2,590)	(88,837)	(116,234)	(31,528)

Net income attributable to shareholders of Mechel OAO	657,213	73,741	1,140,544	913,051	603,249

Dividends on preferred shares	(8,780)	(134,498)	—	—	—
Net (loss) income attributable to common shareholders of Mechel OAO	648,433	(60,757)	1,140,544	913,051	603,249

Net income	691,974	76,331	1,229,381	1,029,285	634,777
Currency translation adjustment	(26,218)	(325,353)	(289,633)	157,288	155,451
Change in pension benefit obligation	(9,466)	(10,155)	87,659	(14,365)	—
Adjustment of available-for-sale securities	4,838	(5,178)	(6,571)	(5,059)	11,203
Additional minimum pension liability	—	—	—	—	(4,669)

Comprehensive (loss) income	661,128	(264,355)	1,020,836	1,167,149	796,762

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars, except per share data)

Comprehensive income (loss) attributable to non-controlling interests	(32,498)	6,759	(26,822)	(136,849)	(38,059)

Comprehensive (loss) income attributable to shareholders of Mechel OAO	628,630	(257,596)	994,014	1,030,300	758,703

(Loss) earnings per share from continuing operations	1.56	(0.15)	2.74	2.19	1.48
Income per share effect of discontinued operations	0.00	0.00	0.00	0.00	0.00
Net (loss) income per share	1.56	(0.15)	2.74	2.19	1.48

Cash dividends per common share	0.03	0.18	1.12	0.76	0.46

Cash dividends per preferred share	0.11	1.62	0.00	0.00	0.00

Weighted average number shares outstanding	416,270,745	416,270,745	416,270,745	416,270,745	408,979,356
Mining segment statements of income and comprehensive income data(2):
Revenue, net	3,856,165	2,111,990	4,566,354	2,294,746	1,429,404
Cost of goods sold	(1,739,350)	(1,271,055)	(1,698,828)	(1,256,208)	(894,341)

Gross profit	2,116,815	840,935	2,867,526	1,038,538	535,063
Selling, distribution and operating expenses	(930,923)	(635,766)	(1,040,352)	(410,751)	(337,267)

Operating income	1,185,892	205,169	1,827,174	627,787	197,796

Steel segment statements of income and comprehensive income data(2):
Revenue, net	5,833,677	3,302,302	5,360,252	4,101,762	3,079,211
Cost of goods sold	(4,727,243)	(2,664,292)	(3,868,358)	(3,137,744)	(2,246,968)

Gross profit	1,106,434	638,010	1,491,894	964,018	832,243
Selling, distribution and operating expenses	(808,877)	(656,507)	(745,380)	(483,075)	(452,445)

Operating (loss) income	297,557	(18,497)	746,514	480,943	379,798

Ferroalloys segment statements of income and comprehensive income data(2):
Revenue, net	629,052	430,809	584,631	636,656	339,748
Cost of goods sold	(533,928)	(392,428)	(571,221)	(253,725)	(174,675)

Gross profit (loss)	95,124	38,381	13,410	382,931	165,073
Selling, distribution and operating expenses	(72,166)	(65,967)	(63,986)	(32,824)	(17,777)

Operating (loss) income	22,958	(27,586)	(50,576)	350,107	147,296

Power segment statements of income and comprehensive income data(2):
Revenue, net	1,062,678	872,783	1,028,110	598,515	123,322
Cost of goods sold	(763,401)	(642,512)	(714,094)	(393,153)	(110,273)

Gross profit	299,277	230,271	314,016	205,362	13,049
Selling, distribution and operating expenses	(252,553)	(189,569)	(284,610)	(192,735)	(4,400)

Operating income	46,724	40,702	29,406	12,627	8,649

Consolidated balance sheet data (at period end):
Total assets	15,776,028	13,183,311	12,009,634	9,227,643	4,457,404
Equity attributable to shareholders of Mechel OAO	4,642,825	4,049,721	4,030,812	3,504,933	2,864,963
Equity attributable to non-controlling interests	308,186	280,968	290,849	300,523	163,036
Long-term debt, net of current portion	5,240,620	4,074,458	219,816	2,321,922	322,604

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars, except per share data)

Consolidated cash flows data:
Net cash provided by operating activities	(147,371)	561,669	2,229,941	904,969	554,923
Net cash used in investing activities	(1,119,203)	(709,931)	(3,249,737)	(3,408,088)	(548,522)
Net cash provided by (used in) financing activities	1,210,125	375,434	1,247,623	2,547,503	(166,798)
Non-U.S. GAAP measures(3):
Consolidated Adjusted EBITDA	2,015,446	686,641	3,017,103	1,718,499	1,044,777
Mining Segment Adjusted EBITDA	1,467,936	451,952	2,129,313	768,220	309,829
Steel Segment Adjusted EBITDA	413,577	100,170	877,428	630,497	572,249
Ferroalloys Segment Adjusted EBITDA	94,431	34,940	(33,287)	365,008	160,242
Power Segment Adjusted EBITDA	60,426	53,721	55,854	28,709	10,299

(1)	The value of property, plant and equipment pertaining to noncontrolling shareholders in the accounting for non-controlling interests resulting from acquisitions of various subsidiaries before January 1, 2009 was recorded at appraised values rather than at historical cost as required by the then effective U.S. GAAP.

(2)	Segment revenues and cost of goods sold include intersegment sales.

(3)	Adjusted EBITDA represents net income before depreciation, depletion and amortization, foreign exchange gain/(loss), gain/(loss) from remeasurement of contingent liabilities at fair value, interest expense, interest income, net result on the disposal of non-current assets, amount attributable to non-controlling interests and income taxes.

Reconciliation of Adjusted EBITDA to net income is as follows for the periods indicated:

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars)

Consolidated Adjusted EBITDA reconciliation:
Net income attributable to shareholders of Mechel OAO	657,213	73,741	1,140,544	913,051	603,249
Add:
Depreciation, depletion and amortization	474,580	406,675	463,297	290,315	196,227
Foreign exchange gain/(loss)	14,544	174,336	877,428	(54,700)	(58,774)
Gain/(loss) from remeasurement of contingent liabilities at fair value	1,630	(494,238)	—	—	—
Interest expense	558,397	498,986	324,083	98,976	38,183
Interest income	(17,167)	(21,445)	(11,614)	(12,278)	(8,314)
Net result on the disposal of non-current assets	14,832	27,103	15,641	10,581	12,079
Amount attributable to non-controlling interests	34,761	2,590	88,837	116,234	31,528
Income taxes	276,656	18,893	118,887	356,320	230,599

Consolidated Adjusted EBITDA	2,015,446	686,641	3,017,103	1,718,499	1,044,777

Mining Segment Adjusted EBITDA reconciliation:
Net income attributable to shareholders of Mechel OAO	756,687	598,156	1,186,087	423,969	150,956
Add:
Depreciation, depletion and amortization	281,392	231,585	286,626	140,934	84,596
Foreign exchange gain/(loss)	(9,354)	(65,954)	148,652	(7,326)	(15,756)
Gain/(loss) from remeasurement of contingent liabilities at fair value	1,630	(494,238)
Interest expense	333,684	265,865	127,433	40,343	11,224
Interest income	(133,276)	(106,813)	(26,138)	(13,363)	(3,073)
Net result on the disposal of non-current assets	8,236	7,126	10,448	1,978	(1,006)
Amount attributable to non-controlling interests	43,130	13,538	65,833	41,454	12,340
Income taxes	185,807	2,687	330,372	140,231	70,548

Mining Segment Adjusted EBITDA	1,467,936	451,952	2,129,313	768,220	309,829

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars)

Steel Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	90,847	(262,145)	246,588	354,672	354,610
Add:
Depreciation, depletion and amortization	110,910	110,292	131,142	119,702	101,829
Foreign exchange gain/(loss)	7,141	77,629	330,173	(45,772)	(44,942)
Gain/(loss) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	228,142	221,033	174,175	77,337	26,449
Interest income	(34,736)	(43,863)	(72,792)	(29,291)	(5,618)
Net result on the disposal of non-current assets	2,803	3,018	3,814	8,614	12,836
Amount attributable to non-controlling interests	(12,483)	(14,206)	17,980	19,335	6,150
Income taxes	20,953	8,412	46,348	125,900	120,935

Steel Segment Adjusted EBITDA	413,577	100,170	877,428	630,497	572,249

Ferroalloys Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(186,256)	(309,922)	(283,294)	222,024	99,458
Add:
Depreciation, depletion and amortization	67,303	48,727	22,738	13,366	9,224
Foreign exchange gain/(loss)	16,784	162,735	398,768	(1,830)	1,657
Gain/(loss) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	133,241	123,589	92,610	1,344	440
Interest income	(5,350)	(10,042)	(14,404)	(9,848)	(1)
Net result on the disposal of non-current assets	4,723	17,165	142	568	242
Amount attributable to non-controlling interests	(630)	452	2,341	52,358	12,203
Income taxes	64,616	2,236	(252,188)	87,026	37,019

Ferroalloys Segment Adjusted EBITDA	94,431	34,940	(33,287)	365,008	160,242

Power Segment Adjusted EBITDA reconciliation:
Net income (loss) attributable to shareholders of Mechel OAO	16,859	1,793	3,037	(13,597)	6,066
Add:
Depreciation, depletion and amortization	14,975	16,071	22,791	16,314	579
Foreign exchange gain/(loss)	(28)	(73)	165	228	267
Gain/(loss) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	19,663	27,828	31,585	20,332	448
Interest income	(138)	(57)	—	(156)	—
Net result on the disposal of non-current assets	(930)	(206)	1,237	79	7
Amount attributable to non-controlling interests	4,745	2,807	2,683	2,346	835
Income taxes	5,280	5,558	(5,644)	3,163	2,097

Power Segment Adjusted EBITDA	60,426	53,721	55,854	28,709	10,299

Adjusted EBITDA is a measure of our operating performance that is not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA is not a measure of our operating performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating activities or as a measure of our liquidity. In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

•	Adjusted EBITDA does not reflect the impact of financing income and costs, which are significant and could further increase if we incur more debt, on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income taxes on our operating performance.

•	Adjusted EBITDA does not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from Adjusted EBITDA, Adjusted EBITDA does not reflect our future cash requirements for such replacements.

•	Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses and gains and losses from remeasurement of contingent liabilities at fair value, which may recur.

•	Adjusted EBITDA does not reflect the impact of gain / (loss) from remeasurement of contingent liabilities at fair value on our operating performance.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of non-current assets on our operating performance.

•	Adjusted EBITDA does not reflect the impact of amounts attributable to non-controlling interests on our operating performance.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using Adjusted EBITDA only supplementally. See our consolidated statements of income and comprehensive income and consolidated statements of cash flows included elsewhere in this document.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the official exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation (the “CBR”).

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. Dollar
Year Ended December 31,	High	Low	Average(1)	Period End

2010	31.78	28.93	30.38	30.48
2009	36.43	28.67	31.72	30.24
2008	29.38	23.13	24.86	29.38
2007	26.58	24.26	25.58	24.55
2006	28.78	26.18	27.19	26.33

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low

March 2011	28.90	28.16
February 2011	29.80	28.94
January 2011	30.63	29.67
December 2010	31.46	30.27
November 2010	31.35	30.51
October 2010	30.80	29.63

The exchange rate between the ruble and the U.S. dollar on April 12, 2011 was 27.98 rubles per one U.S. dollar.

No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all.

Recent Developments

On December 26, 2010 three out of thirty thickeners at the coking coal washing shop of Nerungrinsk Washing Plant, a branch of Yakutugol, collapsed. There were no injuries but the collapse led to suspension of works at the washing shop. Yakutugol took measures to clean up and restore the thickeners. Thickeners are used to clean and recycle the water in the coal washing process. Yakutugol also revised the overburden and extraction plans at the Nerungrinsk open pit to align production with the reduced capacity of the washing plant. Extraction, processing and shipment of steam coal were done in accordance with the existing contracts obligations. On February 10, 2011, coking coal concentrate production in the second and third sections of the washing plant was re-launched. Reconstruction works in the first section are still in progress.

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

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our working capital needs and investment program in recent years. A substantial portion of our bank loans are from Russian banks, including state-controlled banks such as Gazprombank, Sberbank and VTB Bank. As of December 31, 2010, our consolidated total debt, including capital lease obligations, was $7,498.5 million, with a short-term portion of $2,127.5 million. Our interest expense for the year ended December 31, 2010 was $558.4 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain key subsidiaries, including 55% of Yakutugol, 55% of Southern Kuzbass Coal Company, 35% of Chelyabinsk Metallurgical Plant, 25% of Southern Urals Nickel Plant and 25%+1 share of Beloretsk Metallurgical Plant. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to lenders.

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

Our capital investment program is an important part of our business strategy. Our business requires maintenance capital expenditures in order to maintain existing production levels. We spent $1.0 billion during 2010

(including $227.5 million in maintenance capital expenditures) and our capital investment program includes capital spending of up to $2.4 billion in 2011 (including up to $244.5 million in maintenance capital expenditures). These planned capital expenditures include investments in Yakutugol, including those required to be made pursuant to the terms of the subsoil license for the undeveloped Elga coal deposit. Our capital investment program includes capital spending of up to $4.7 billion for the three-year period of 2011-2013 (including up to $695 million in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.” Our ability to undertake and fund planned capital expenditures will depend on our ability to generate cash in the future and access debt and equity financing. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Attracting debt financing for our capital expenditures on commercially reasonable terms may be particularly challenging given our current high levels of indebtedness relative to our free cash flows and pledges of shares and assets of our subsidiaries to our current lenders.

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

We faced a liquidity shortage during the global financial crisis and the resulting global economic slowdown.

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

In late 2008 and early 2009, to address our liquidity shortage we obtained major loans from Russian state-owned banks. In July 2009, we completed the restructuring and refinancing of our Oriel Resources and Yakutugol facilities with a syndicate of 27 international and Russian banks. We were able to prolong scheduled loan repayments and reset the covenants in order to give us more time and flexibility to meet our debt obligations. Through the course of 2009, we also placed three series of ruble bonds in the total principal amount of 15.0 billion rubles ($503.9 million).

The weakness in the demand and prices for our products through the first half of 2009, however, continued to negatively impact all our segments. As of December 31, 2009, our total indebtedness was $5,997.5 million, an increase of $628.3 million from December 31, 2008. Short-term portion of our total indebtedness was $1,923.0 million as of December 31, 2009, as compared to $5,149.4 million as of December 31, 2008. Working capital deficit improved to $537.1 million as of December 31, 2009, as compared to $3,596.3 million as of December 31, 2008. As of December 31, 2009, we had breached a number of financial and non-financial covenants in various loan agreements but we received appropriate consents and covenant amendments from the banks and as of the date of the issuance of the consolidated financial statements for the year ended December 31, 2009.

During the second half of 2009 and 2010 with a market recovery we have improved our liquidity position and working capital sufficiency as well as remedied our covenants breach. During 2010 and 2011, we further restructured and refinanced our Oriel and Yakutugol acquisition facilities and obtained loans from Russian state-controlled banks and issued Russian bonds. As of December 31, 2010, our total indebtedness was $7,318.4 million, an increase of $1,320.9 million from December 31, 2009. Short-term portion of our total indebtedness was $2,077.8 million as of December 31, 2010 as compared to $1,923.0 as of December 31, 2009. Working capital improved to $491.4 million as of December 31, 2010 as compared to $537.1 million deficit as of December 31, 2009. We expect operating cash flows to provide an increased source of funds in 2011 to be available for capital expenditures and debt servicing. We believe that cash generated from operations, current cash and short-term investments on hand, and borrowings under our credit facilities will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments in 2011. Our ability to incur additional debt, however, is limited by our restrictive covenants. See “Item 5. Operating and Financial Review and Prospectus — Restrictive Covenants.” Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodities and steel prices (whether due to the cyclical nature of the industry or otherwise) and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in us being unable to meet our obligations as they fall due. If such a situation were to occur, we may be required to further restructure our existing debt and/or to seek additional capital. There is no guarantee that we would be successful in restructuring our debt or in raising additional capital, or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such restructuring or new capital may be detrimental to holders of ADSs and shares. Any such deterioration, affect or failure could have a material adverse effect on our business, results of operations and financial condition and the trading price of the ADSs and shares.

Inflation could increase our costs and decrease operating margins.

In 2010, the inflation rate in Russia was 8.8% and averaged 10.7% over the 2006-2010 period, according to the Russian Federal State Statistics Service (“Rosstat”). As we tend to experience inflation-driven increases in certain of our ruble-denominated costs, including salaries, rents and fuel and energy costs, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise, assuming the ruble-to-dollar exchange rate remains constant. See “— Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.” In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products sufficiently to preserve operating margins. Accordingly, inflation in Russia could increase our costs and have the effect of decreasing operating margins.

Any material change in our commercial dealings with or loss of accounts receivable from or prepayments to certain related parties could have a material adverse effect on our business, results of operations and financial condition.

From late 2009 to present, we have been working closely with a number of Russian and foreign metallurgical plants and trading companies, which are considered related parties under our U.S. GAAP financial statements. See “Item 7. Major Shareholders and Related Party Transaction — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust”. We work on a commercial basis with these companies, supplying raw materials to them and purchasing their products pursuant to short-term supply and purchase contracts. Revenues from sales to these companies amounted to $640.0 million and $57.2 million in the years ended December 31, 2010 and 2009, respectively. Purchases from these companies amounted to $1,228.5 million and $117.8 million in the years ended December 31, 2010 and 2009, respectively. Revenues from re-sales of products purchased from these companies to third parties amounted to $1,051.1 million and $123.7 million in the years ended December 31, 2010 and 2009, respectively. Substantially all of the revenues from sales to and revenues from re-sales of products purchased from these companies were in the steel segment. In the years ended December 31, 2010 and 2009, these revenues represented 30.3% and 5.8%, respectively, of the group’s total steel segment revenues. As of December 31, 2010, accounts receivable from these companies totalled $310.9 million, with credit terms varying from 30 to 180 days. In addition, as of December 31, 2010, prepayments to these companies totalled $328.9 million.

As we have a large exposure to these related parties, amounting to $639.8 million as of December 31, 2010, we closely monitor our balances with these companies, including our trade accounts payable to them. No allowance for doubtful accounts has been credited against the accounts receivable from these companies because the group consider the full amount of accounts receivable to be collectible. Nevertheless, given the recent past liquidity issues faced by these companies and the dependency of their businesses on the general condition of the steel sector, we are exposed to the risk of uncollectibility of accounts receivable from and loss of prepayments to these companies, and any material change in our commercial dealings with or loss of accounts receivable from or prepayments to these companies could have a material adverse effect on our business, results of operations and financial condition.

Increased levels of indebtedness and restrictions on equity financings may limit our access to capital, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Among other things, increased levels of indebtedness, and particularly increases in the level of secured indebtedness, could potentially: (1) limit our ability to obtain additional financing; (2) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (3) disadvantage our group relative to our competitors with superior financial resources; (4) lead to a loss of collateral pledged as security; (5) render us more vulnerable to general adverse economic and industry conditions; (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends.

In addition, Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our common American Depositary Shares (“common ADSs”) and our global depositary shares representing our common shares (“GDSs”), as well as our preferred American Depositary Shares representing our preferred shares (“preferred ADSs”, the common ADSs and the preferred ADSs together referred to as “ADSs” ) due to Russian securities regulations. We have received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Later we also received FFMS permission for a total of 41,627,074 preferred shares to be circulated through depositary receipt programs, representing 30% of the total number of issued preferred shares, which was the maximum amount allowed at that time. Over the last few years, this limit has been gradually reduced by the FFMS. Current regulations provide that no more than 25%, 15% or 5% of the total number of outstanding shares of a certain class may be placed or circulated outside the Russian Federation depending on the company’s listing status on a Russian stock exchange (“A”, “B” or “V” and “I”). Our common shares have a listing status “A” on RTS and MICEX. It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of these lower limits will be allowed to remain in place, or whether the enacted limits will override prior FFMS permissions for higher amounts. Our common ADSs and GDSs together currently account for approximately 35% of our common shares, and accordingly we believe we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limits are enforced Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

Any of the foregoing factors may limit our access to capital and harm our competitive position. If we cannot obtain adequate capital, we may not be able to fund our capital investment program and implement our business strategy.

Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.

A majority of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. Depreciation in real terms of the ruble against the U.S. dollar results in a decrease in our costs relative to our revenues. Conversely, appreciation in real terms of the ruble against the U.S. dollar, which was the prevailing trend in the 2002-2007 period, may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2010, the ruble appreciated in real terms against the U.S. dollar by 9.7% as compared with 2009, according to the Central Bank of the Russian Federation.

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

In recent years since the onset of the financial crisis we were in breach of covenants in various loan agreements, but we received appropriate consents and covenant amendments from the banks. As of December 31, 2010, and currently, we do not have any violations of any covenants under our loan agreements which could lead to a demand for accelerated repayment of principal and interest.

Our ability to continue to service, repay and refinance our indebtedness and to comply with our financial and other loan covenants will depend on our ability to generate cash in the future and attract new financing and refinance the existing indebtedness, as well as on lenders’ credit decisions. This, in turn, is subject to general economic, financial, competitive, legislative and other factors that are beyond our control. We cannot assure you that any potential breach of financial and other covenants in our loan agreements, including defects in security, will not result in new and renewed demands from our lenders for acceleration of our loan repayment obligations or related litigation, including as a result of cross-defaults. If we fail to comply with our financial and other loan covenants contained in any of our loan agreements, including compliance with financial ratios or fail to obtain prior consent of lenders for certain actions, or fail to obtain extensions or waivers in respect of our breaches of our loan agreements or amend our loan agreements, such failure could be deemed by the lenders to be an event of default which could result in, among other things, acceleration of repayment of principal and interest under the relevant loan agreement and any other loan agreement under which a default on such instrument would trigger a cross-default, reduced opportunities for future borrowing, debt service obligations in excess of our ability to pay, liability for damages or inability to further develop our business and pursue our strategic objectives, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We had in the past and still have material weaknesses in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.

Management identified four material weaknesses in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X that affected our financial statements for the year ended December 31, 2010. The material weaknesses in our internal control over financial reporting identified for the year ended December 31, 2010 are described in “Item 15. Controls and Procedures.” Due to the effect of these material weaknesses, our auditors have opined that we have not maintained effective internal control over financial reporting as of December 31, 2010 under Section 404 of the Sarbanes-Oxley Act of 2002. Our auditors have also opined that we did not maintain effective internal control over financial reporting as of each of December 31, 2006, 2007, 2008 and 2009, due to the effect of the material weaknesses identified as of those dates.

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

Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with Russian accounting standards. For every reporting period, we translate, adjust and combine these Russian statutory financial statements to prepare consolidated financial statements prepared in accordance with U.S. GAAP. This is a time-consuming task requiring us to have accounting personnel experienced in internationally accepted accounting standards. We believe there is a shortage in Russia of experienced accounting personnel with knowledge of internationally accepted accounting standards. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of internationally accepted accounting standards. Such competition makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave us. Under these circumstances, we may have difficulty in remedying the material weaknesses in our internal financial controls identified by our management and in the timely and accurate reporting of our financial information in accordance with U.S. GAAP. See “— We had in the past and still have material weaknesses in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.”

Risks Relating to Our Business and Industry

We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.

Our mining segment sells coal (metallurgical and steam), iron ore and coke. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and could vary significantly in the future.

Our steel segment sells steel products, including semi-finished products, carbon and specialty long products, stainless flat products, wire products, forgings and stampings and others. The steel industry is highly cyclical in nature because the industries in which steel customers operate are subject to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw material costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

Our ferroalloys segment sells ferronickel, ferrosilicon and ferrochrome. These ferroalloy products are primarily used in the manufacture of steel. Thus, market demand for our ferroalloy products is very closely linked with the market for steel and generally follows the cycles of the steel industry.

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

Prices for our products, including coal, iron ore, metals and power, as well as the prices of coal, iron ore, ferroalloys, power and natural gas and other commodities and materials we purchase from third parties for the production of our products, fluctuate substantially over relatively short periods of time and expose us to commodity price risk. We do not use options, derivatives or swaps to manage commodity price risk. We use our vertically integrated business model and intersegment sales, as well as short-term and long-term purchase and sales contracts with third-party suppliers and customers, to manage such risk. In addition, the length and pricing terms of our sales contracts on certain types of products are affected and regulated by orders issued by Russian antimonopoly authorities. In particular, pursuant to a directive issued to us by the Russian Federal Antimonopoly Service (“FAS”) in August 2008, we entered into long-term contracts for supply of certain grades of our coking coal with a formula of price calculation and with fixed volumes for the entire period of the contract. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes or business practices.” Terms of sales of other types of our products may also be affected by regulations of the authorities. We cannot assure you that our strategies and contracting practices will be successful in managing our pricing risk or that they will not result in liabilities. If our strategies to manage commodity price risk and the impact of business cycles and fluctuations in demand are not successful, it could have a material adverse impact on our business, financial condition, results of operations and prospects.

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

Our competitiveness is based in part on our operations in Russia and other former Eastern Bloc countries having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with rail tariff increases of 21.1% in 2008, 11.0% in 2009 and 9.4% in 2010. See “— Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products”, “— Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Terrorist attacks and threats, escalation of military activity, as well as massive cyber attacks, and government regulation in response to such attacks or acts of war may negatively affect our business, financial condition, results of operations and prospects.

Terrorist attacks and threats, escalation of military activity, as well as massive cyber attacks, and an increase in government regulation in response to such attacks or acts of war may negatively affect our business. There could be delays or losses in transportation and deliveries of our products to our customers, increased government regulation and decreased sales due to disruptions in the businesses of our customers. It is possible that any such occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations due to increases in wages, power and fuel prices and other factors. Our planned development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserves. In addition, we have not yet applied for all of the permits required, or constructed the mines necessary, to use all of our U.S. reserves. We may be unable to obtain such permits. Some of these permits are becoming increasingly difficult and expensive to obtain and the authorization process continues to lengthen.

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

While we intend to continue to operate as an integrated business, if and when a listing of shares takes place in respect of the subsidiary holding companies we are forming or intend to form to consolidate our mining, steel and ferroalloy assets, changes to the management structure of such subsidiary holding companies and/or the assets consolidated within them may be made in preparation for such a listing. After a listing of a subsidiary holding company, the subsidiary’s directors and management would operate the business of such subsidiary, in accordance with applicable law, for the benefit of all shareholders, including minority shareholders. In addition, companies listed on stock exchanges comply with certain corporate governance requirements and are encouraged to implement certain corporate governance recommendations, including the appointment of independent directors. These and other changes, if implemented in connection with the consolidation and potential listing of subsidiaries holding our mining, steel and ferroalloy assets, may result in decision-making by the directors and management of such subsidiaries, including with respect to payment of dividends, that may not be consistent with our current integrated business model. As our integrated business model is the key to our strategy, changes in decision-making by our subsidiaries’ directors and management in connection with a listing may materially adversely affect our business, financial condition, results of operations and prospects.

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

In addition, under Russian and Kazakh law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transaction rules and/or the terms of transaction approvals issued by government authorities, or failure to register the share transfer in the securities register. As a result, defects in earlier transactions with shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge.

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

The Land Code of the Russian Federation, as amended, which was enacted on October 25, 2001 (the “Land Code”), requires privatized Russian companies to either purchase or lease the land on which they operate by January 1, 2012. In accordance with the current legislation the repurchase price of land plots held under special title of perpetual use is set in the amount of 2.5% of the cadastral value of such land plots. We estimate that the repurchase cost of such land plots is $50.6 million.

Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins.

In 2010, our Russian operations purchased approximately 6.0 billion kilowatt-hours (“kWh”) of electricity, representing 88% of their needs, at a total cost of $312.8 million, implying an average cost of 5.2 cents per kWh. The restructuring of the Russian power sector that began in 2001 is substantially complete and all government regulation of electricity prices in the wholesale power market is due to expire in 2011. This could lead to higher electricity prices. According to information published by the Ministry for Economic Development of the Russian Federation the average increase in market prices and tariffs on the retail electricity market was 12.5-14.0% in 2010, and is expected to be in the range of 13.5-16.0% in 2011 and in the range of 12.5-14.0% in 2012. Further price increases for electricity may also occur in the future as the power generating companies created in the restructuring are financed by and controlled to a greater extent by the private sector.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom OAO (“Gazprom”). Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the Russian government. These prices have been consistently rising over the last few years until 2009. In 2010, we purchased 1,770.6 million cubic meters of gas at a total cost of $164.7 million. Russian domestic natural gas prices are significantly below Western European levels, which presently helps to provide us with a cost advantage over our competitors, an advantage which is expected to diminish as Russian domestic gas prices approach Western European levels. In 2011, the Russian

Federal Tariff Service set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of $56.3 to $142.4 per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.

After the raw materials used in the production process and energy related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in Russia has been rising in recent years. According to the Russian Federal State Statistics Service, after adjusting for inflation, the average wage in the Russian Federation has risen at the average annual rate of 8.1% in ruble terms in the 2006-2009 period. Moreover, labor costs in Russia are indexed to and adjusted for inflation. We believe our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

Higher costs of electricity, natural gas and labor could negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers in Russia and abroad. The Russian rail system is controlled by Russian Railways, an open joint-stock company wholly owned by the Russian government. Russian Railways is a state-sanctioned monopoly responsible for the management of all Russian railroads. The Russian government sets domestic rail freight prices and the terms of transportation, such as, including, terms related to the type of rolling stock to be used for transportation of certain types of cargo; estimated minimum tonnage for the purposes of determining the applicable tariff and others. These rail freight prices are subject to annual adjustment based on, among other factors, inflation and the funding requirements of Russian Railways’ capital investment program, which is in turn affected by the acute need to upgrade track infrastructure and passenger- and cargo-handling facilities. In addition, the establishment of the Russian Railways’ subsidiaries Pervaya Gruzovaya Kompaniya OAO (“First Freight Company”) and Vtoraya Gruzovaya Kompaniya OAO (“Second Freight Company”) and the transfer of 90% of the rolling stock to them, as part of the reform of the Russian rail transportation sector, have led to a significant increase of the costs of use of freight cars.

Our cargoes are currently transported in the railcars of either Russian Railways or third party owners engaged for transportation, as well as in our own railcars. The most significant railcar owners are First Freight Company and Second Freight Company, subsidiaries of Russian Railways, which provide us with their railcars, mainly to transport coal products and iron ore concentrate. At present, only three companies, Russian Railways, First Freight Company and Second Freight Company, possess a sufficiently extensive railcar fleet to service our present and future requirements.

Our subsidiary Mecheltrans works with First Freight Company to arrange for transportation and forwarding of cargoes with the railcar fleet owned by First Freight Company. Our freight volume transported by First Freight Company’s railcars amounted to 10.3 million tonnes in 2010, for which we paid $122.4 million. Mecheltrans has commenced working with Second Freight Company since February 2011.

In 2010, tariffs were indexed once, which resulted in an 9.4% tariff increase. With effect from January 1, 2011, all tariffs have been increased by an additional 8%. If rail freight prices continue to increase, or if there is a disruption in the transportation of our materials and products due to a shortage of available working rolling stock, it could materially adversely affect our business, financial condition, results of operations and prospects.

We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.

We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The European Union has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe and the Baltic states (Estonia, Lithuania and Latvia) that joined the European Union in 2004 as well as to Romania and Bulgaria, which joined the European Union in 2007. Our sales to third parties in the European Union from our Russian steel facilities constituted approximately 1.6% of our steel segment revenues and approximately 4.9% of our steel segment export revenues in 2010. The export of our steel into the European Union is an important part of our growth strategy. If E.U. quotas are not increased in line with our sales growth objectives, our ability to expand our sales in the European Union and pursue our growth strategy could be limited. In addition, the European Union has imposed antidumping duties on certain of our steel exports.

Our ferroalloys business is also subject to export restrictions. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. Our sales into the European Union constituted approximately 1.6% of our revenues from the ferrosilicon sales and approximately 0.3% of our total ferroalloys segment revenues in 2010.

See “Item 4. Information on the Company — Steel Segment — Trade restrictions” and “Item 4. Information on the Company — Ferroalloys Segment — Trade restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5-15% of value. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2010. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. Creation of this Customs Union, as well as other actions and decisions of Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

In August 2007, Russia and Ukraine signed an agreement imposing quotas on the export of Ukrainian steel bars to the Russian market. The total quota of steel bars from Ukraine to Russia was equal to 1,205,000 tonnes during the effective term of the trade agreement and was divided into annual volumes. We believe that we benefited from this agreement because it prevented subsidized Ukrainian exports from reducing the prices we otherwise could obtain for these products in the Russian market. However, the agreement expired on January 1, 2011.

From March 20, 2007 to March 20, 2010, Russia imposed an antidumping duty on corrosion-resistant steel originating in the European Union at the rate of €840 per tonne. This duty benefited us while it was in force. The elimination of this duty had a negative effect on our sales on the Russian market.

On December 26, 2010, Russia imposed an antidumping duty on corrosion-resistant steel originating in China (including Taiwan), South Korea, Brazil and South Africa at the rate ranging from 4.8% to 62.8% per tonne. This duty is imposed until December 26, 2013 and will benefit our sales on the Russian market while it was in force.

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

Chemical substances contained in some of our products, as well as by-products and waste, which we export to or produce in the European Union are subject to regulation (EC) No 1907/2006 on registration, evaluation, authorization and restrictions of use of chemicals (“REACH”) that entered into force on June 1, 2007. Under REACH, we must provide a registration dossier for such substances to the European Chemical Agency (“ECHA”). In accordance with REACH, we pre-registered substantially all the substances that we export to or produce in the E.U. prior to December 1, 2008. In accordance with REACH implementation schedule, prior to December 1, 2010 we registered with ECHA all substances that we export to or produce in the European Union in amount over 1000 metric tonnes per year, and which are subject to REACH registration. We are in compliance with current REACH requirements and we will have to maintain certain resources to ensure compliance with further developing REACH requirements.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, on May 30, 2008, there was a cave-in at the Lenin Underground Mine (which led to suspension of operation for 17 calendar days) and on July 29, 2008 there was a methane flash (which led to suspension of operation for 67 calendar days). Both accidents involved multiple casualties. Also, in September 2010 we suspended operations at New-Olzherassk Underground Mine due to a spontaneous ignition of coal. We plan to resume coal mining operations at New-Olzherassk Underground Mine at the end of the second quarter of 2011.

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

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the E.U. or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for non-compliance with environmental rules. In addition, we are currently assessing whether our Romanian and Bulgarian operations will face higher environmental compliance costs due to the integration of these countries into the E.U. See note 24(b) to our consolidated financial statements.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2010, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $56.2 million for asset retirement obligations. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

Also, in the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a 90-day period. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. More recently, in March 2011, Rosprirodnadzor, the Russian environmental supervisory authority, claimed 287 million rubles from Chelyabinsk Metallurgical Plant as compensation for damage caused discharging waste water into the river Miass. We are in process of reviewing the claim. Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business, financial condition, results of operations and prospects could be materially adversely affected.

The assets and operations of Bluestone based in West Virginia are subject to U.S. environmental and other regulatory risks. See “— Risks Relating to Other Countries Where We Operate.” In particular, in early 2011, our Bluestone operations suspended work on the construction of a coal washing facility because certain limitations contained in the environmental permissions issued with respect to mining activities restricted increases of mining volumes which led to the underutilization of existing washing facilities.

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

Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits.

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof, particularly subsoil licenses for our Russian and Kazakh mining operations. In particular, our reserves categorized as “Outside Subsoil License Term Reserves” assume that the relevant license will be extended for the term of the expected operational life of the subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves (coal, iron ore and limestone)”. However, license extension is subject to the license holder being in compliance with the terms of the license. Publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts and that there will be no changes to this approach in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection in license extension or suspension or termination of our subsoil licenses, and to administrative and civil liability. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2012 through 2033. Our most significant subsoil licenses expire between 2012 and 2024. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our Bluestone operations in the United States are subject to risks relating to mining and other permits required under U.S. federal and state laws. See “— Risks Relating to Other Countries Where We Operate — We must obtain, maintain and comply with numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain, renew or comply with necessary permits and approvals could negatively impact our business.” The federal agencies responsible for issuing the necessary permits required to conduct mining operations in the United States have increased their scrutiny of permit applications. This is discussed in greater detail below. This has resulted in the permitting process taking longer and becoming more costly in recent years. In addition, citations for violations of those permits have become more frequent and remediation costs associated with correcting such violations have increased substantially.

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

We hold the license to the undeveloped Elga coal deposit in the Sakha Republic, which contains large quantities of export-quality coking and steam coal. As part of the license conditions, as amended in May 2010, we are required to meet certain operational milestones, including the construction of a rail branch line of approximately 315 kilometers in length by December 31, 2011 and completion of construction of the first phase of Elga complex by December 31, 2013. The current construction schedule is very aggressive and, due to limited financing during the period from September 2008 to August 2009 because of the global financial crisis, it may not be achievable. If current construction schedule is not met, our subsoil license for Elga deposit may be suspended or terminated.

The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters.

Our Chairman, Igor Zyuzin, directly and indirectly owns approximately 66.76% of our common shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a shareholders’ meeting are adopted by a simple majority at a meeting at which shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by a majority vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. In addition, our controlling shareholder is likely to be able to take actions which require a three-quarters supermajority vote of shares represented at such a shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in the meeting. We have also engaged and will likely continue to engage in transactions with related parties, including our controlling shareholder, that may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions or transactions that may expose us to risks outside the ordinary course of business. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” Thus, our controlling shareholder can take actions that you may not view as beneficial, and as a result, the value of the shares and ADSs could be materially adversely affected.

Our competitive position and future prospects depend on our senior management team.

Our ability to maintain our competitive position and to implement our business strategy is dependent on the services of our senior management team and, in particular, Mr. Zyuzin, our Chairman and controlling shareholder. Mr. Zyuzin has provided, and continues to provide, strategic direction to us.

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

As of March 31, 2011, nine of our companies were included by the FAS in its register of entities with a market share exceeding 35% in the relevant market or with a dominant position on a certain market, including:

•	Beloretsk Metallurgical Plant — as controlling 100% of the market for local telephony services in Beloretsk;

•	Chelyabinsk Metallurgical Plant — as controlling more than 65% of the market for forgings made of stainless steel ingots in the Russian market;

•	Southern Urals Nickel Plant — as controlling more than 65% of the market for nickel in sulfate and hydroxide in the Russian Federation;

•	Izhstal — as controlling more than 35% but less than 65% of the market for graded high-speed steel and its substitute and more than 65% of the market for small shaped graded high-speed steel;

•	Vyartsilya Metal Products Plant — as controlling more than 65% of the market of railroad transportation of cargo for third parties and companies on the track section from Vyartsilya village to Vyartsilya station;

•	Kuzbass Power Sales Company — as controlling more than 50% of the electricity trading market in the Kemerovo region;

•	Mechel-Energo — as controlling more than 50% of the market for the trading of electricity in the cities of Mezhdurechensk, Myski and Novokuznetsk;

•	Yakutugol, including its subsidiaries Dzhebariki-Khaya Mine OAO and Kangalassk Open Pit Mine OAO — as controlling more than 65% of the coal market of the Sakha Republic (an administrative region of Russia in eastern Siberia, also known as Yakutia) and as holding a dominant market position as the sole supplier of Far East Generating Company OAO (“Far East Generating Company”), a power plant designed to consume only the type of coal produced by Yakutugol and its subsidiaries. In 2010, Dzhebariki-Khaya Mine OAO and Kangalassk Open Pit Mine OAO were merged into Yakutugol and ceased to exist as separate legal entities. However, respective changes to replace Dzhebariki-Khaya Mine OAO and Kangalassk Open Pit Mine OAO with Yakutugol have not been yet made in the FAS register; and

•	Moscow Coke and Gas Plant — as controlling 100% of the market for cargo transportation services on the company’s rail siding in the Lenin District of Moscow region from the Obmennaya station to the Zavodskaya station.

When our companies are included in the register of entities with a market share exceeding 35% in the relevant market or with a dominant position on a certain market, this does not by itself result in restrictions on the activities of such entities. However, these entities may be subject to additional FAS oversight by reason of their having been deemed to have a dominant market position.

In 2008, the FAS issued a number of directives to our companies placing certain restrictions on our business practices. On May 13, 2008, the FAS issued a directive ordering Mechel and Southern Kuzbass Coal Company, as a group of companies holding a dominant position on the Russian coking coal market, to fulfill the following requirements:

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

In 2009, we received five directives from the FAS, addressed to Mechel-Steel Management, Beloretsk Metallurgical Plant, Izhstal, Chelyabinsk Metallurgical Plant, Vyartsilya Metal Products Plant and Urals Stampings Plant. Furthermore, in connection with our transfer of management of Southern Urals Nickel Plant to Mechel Ferroalloys Management and the consolidation of our ferroalloy assets under our subsidiary Oriel Resources, in October 2008 the FAS issued one directive addressed to Mechel Ferroalloys Management and one directive addressed to Oriel Resources, and in November 2008 the FAS issued one additional directive addressed to Mechel and Bratsk Ferroalloy Plant. The requirements under all eight of these directives are substantially similar to those described above in connection with the directives dated October 10, 2008, except: (1) that they relate to our production and sales of ferrosilicon, nickel products, stampings, wire products and certain other steel products; and that (2) the directive addressed to Mechel and Bratsk Ferroalloy Plant also requires them to satisfy ferrosilicon demand on the Russian market, where they hold a dominant position, subject to available production capacity, and to maintain production and equipment required for the ferrosilicon production and supply.

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

As of December 31, 2010, approximately 65% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation have been recently affected by interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. Although industry agreements with trade unions on coal and mining and metallurgical industry have been signed, we have not yet renewed all our corresponding collective bargaining agreements. If we are unable to update collective bargaining agreements on similar conditions at the expiry of their terms or our employees are dissatisfied with the terms of renewed collective bargaining agreements, any industrial action by our employees could have material adverse effects on our business, financial condition, results of operations and prospects.

Approximately half of the Bluestone companies’ workforce is represented by the United Mine Workers of America (“UMWA”) labor union and are covered by the Bituminous Coal Wage Agreement of 2007 which expires at the end of 2011. We are currently in negotiations with the UMWA with respect to two more of our operations in West Virginia, the employees of which elected in April 2010 to be also represented by the UMWA. Though we believe the Bluestone companies have a good relationship with the UMWA, there are no assurances that these relations will not deteriorate in the future. Our U.S. employees have the right at any time under the U.S. National Labor Relations Act to form or affiliate with a union and the current presidential administration in the United States has indicated that it will support legislation that may make it easier for employees to unionize. Any further unionization of employees could adversely affect the stability of our U.S. production and negatively impact the financial performance of our U.S. operations. Additionally, due to the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations.

Bluestone companies have liabilities with respect to post-retirement benefits for our U.S. employees, which could be more burdensome if certain factors beyond our control are changed or corrected.

The Bluestone companies we acquired have long-term liabilities with respect to pension obligations and post-retirement welfare benefit plans. The Bluestone companies contribute to multi-employer defined benefit pension plans sponsored by the UMWA. In the event of our partial or complete withdrawal from any multi-employer plan which is underfunded, we would be liable for a proportionate share of such plan’s unfunded vested benefits. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan’s unfunded vested benefits. As of June 30, 2010, the UMWA pension plan’s unfunded liability was $4.1 billion. Furthermore, in September 2010, the UMWA Funds reported to the United States Department of the Treasury, as required under the Pension Protection Act of 2006, that the UMWA pension plan is in “Seriously Endangered Status” for the plan year beginning July 1, 2010 due to funded percentage below 80%. When a pension plan is certified to be in seriously endangered status, federal law requires the plan to adopt a funding improvement plan aimed at restoring the financial health of the plan. The funding improvement plan may include increased contributions to the plan and/or modifications to certain future benefit accruals. Now, it is up to the Bituminous Coal Operators Association (BCOA) and the UMWA to negotiate such an improvement plan. As the signatory companies will be bound to whatever the BCOA and the UMWA negotiate as to an improvement plan, Bluestone’s signatory companies may see a required higher level of contributions in the future.

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

Businesses of our group, or their predecessors-in-interest at different times, have taken a variety of actions relating to the incorporation of entities, share issuances, share disposals and acquisitions, mandatory buy-out offers, acquisition and valuation of property, including land plots, interested party transactions, major transactions, decisions to transfer licenses, meetings of governing bodies, other corporate matters and antimonopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant members of our group or their predecessors-in-interest, could result in the invalidation of such actions, transactions and corporate decisions, restrictions on voting rights or the imposition of other liabilities. As applicable laws of Russia, Kazakhstan and other emerging countries are subject to varying interpretations, we may not be able to defend successfully any challenge brought against such actions, decisions or transactions, and the invalidation of any such actions, transactions and corporate decisions or imposition of any restriction or liability could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Because we are a holding company, our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries. Under Russian law, dividends may be declared and paid only out of net profits calculated under Russian accounting standards and as long as certain conditions have been met, including if the value of the net assets, calculated under Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of the charter capital, the reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares. See “Item 10. Charter and Certain Requirements of Russian Legislation — Description of Capital Stock — Dividends”. Currently some of our subsidiaries do not meet this criteria and can not approve payment of, or pay dividends. See “— Risks Relating to the Russian Federation — One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects”.

Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 18 to our consolidated financial statements.

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

In addition, given that the depositary is already the record owner of approximately 35% of our common shares under our common ADS and GDS programs and of approximately 18.17% of our preferred shares under our preferred ADS program, and if the preferred shares become entitled to the same voting rights as the common shares, then the following requirements may become applicable to the depositary:

•	Under Russian corporate law, a person that has acquired more than 30%, 50% or 75% of the common shares and voting preferred shares of an open stock company such as Mechel (including, for such purposes, the shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for all other shares of the same class and for securities convertible into such shares (mandatory offer). From the moment of the relevant acquisition until the date the offer is sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% (or 50% or 75%, as the case may be) of the company’s common shares and voting preferred shares (regardless of the size of their actual holdings). See “Item 10. Charter and Certain Requirements of Russian Legislation — Change in Control — Anti-takeover protection”. Under Russian law, the depositary may be considered the owner of the shares underlying the ADSs, and as such may be subject to the mandatory public tender offer rules. See “— As the depositary may be considered the owner of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.”

•	Under Russian antimonopoly legislation, certain transactions resulting in a shareholder (or a group of persons, as defined by Russian law) holding directly more than 25%, 50% or 75% of the voting capital stock of a company (such as Mechel) or the right to control the company indirectly must be approved in advance by FAS. See “Item 10. Charter and Certain Requirements of Russian Legislation — Change in Control — Approval of the Russian Federal Antimonopoly Service”. The depositary thus may need such prior approval in the future. The depositary has received general interpretive guidance from the FAS that it need not obtain the approval referred to above in connection with depositary receipt programs such as our ADS programs. If, however, the FAS were to rescind or disregard its above mentioned interpretation, the ADS programs would be subject to a de facto limit of 24.99% of Mechel’s outstanding voting shares, unless the depositary could obtain FAS approval for a higher percentage.

•	Under the Federal Law of the Russian Federation “On the Procedure for Foreign Investment in Companies With Strategic Impact on the National Defense and Security of the Russian Federation” (the “Strategic Industries Law”) dated April 29, 2008, the acquisition by a foreign investor, or a group of entities which includes a foreign investor, of (1) 50% or more of the voting capital stock of a company which is considered to be a strategic enterprise as defined by the Strategic Industries Law (a “Strategic Company”) or (2) 10% or more of the voting capital stock of a Strategic Company which is engaged in the geological study, exploration or production of natural resources on plots that are deemed by the Russian government to be subsoil plots of federal importance (a “Strategic Subsoil Company”), must be previously approved by the governmental commission. Some of our subsidiaries are considered Strategic Companies or Strategic Subsoil Companies. See “Item 3. Key Information — Risk Factors — Legal Risks and Uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments”. If the total number of our voting shares held by the depositary (together with any entities within its group) reaches the thresholds described above, the depositary may be required to obtain approval of the governmental commission. The depositary has received general interpretive guidance from FAS, which is competent to issue such guidance, that it does not need to obtain the approval referred to above in connection with depositary receipt programs such as our ADS programs. If, however, FAS were to rescind or disregard its above mentioned interpretation, the ADS programs would be subject to a de facto limit on the number of shares, unless the depositary could obtain FAS approval for a higher percentage. See “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law”.

An inability to deposit shares into the ADS programs in exchange for ADSs due to the aforementioned limits or other similar regulations or circumstances may affect the liquidity and the value of your investment in the shares and ADSs.

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

Voting rights with respect to the shares represented by our ADSs are limited by the terms of the relevant deposit agreement for the ADSs and relevant requirements of Russian law.

ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They can only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the deposit agreements relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps which are involved. For example, the Joint-Stock Companies Law and our charter require us to notify shareholders not less than 30 days prior to the date of any meeting of shareholders and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors via publication of a notice in the Russian official newspaper Rossiyskaya Gazeta. Our common shareholders, as well as our preferred shareholders in cases when they have voting rights, will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

For ADS holders, in accordance with the deposit agreements, we will provide the notice to the depositary. The depositary has in turn undertaken, as soon as practicable thereafter, to mail to ADS holders notice of such any meeting of shareholders, copies of voting materials (if and as received by the depositary from us) and a statement as to the manner in which instructions may be given by ADS holders. To exercise their voting rights, ADS holders must then timely instruct the depositary how to vote their shares. As a result of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

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

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to investments in the ADSs. The deposit agreements provide for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders.

We and the Justice persons may offer additional preferred shares and preferred ADSs in the future, and these and other sales may adversely affect the market price of the preferred shares and preferred ADSs.

As of the date of this document, of the 138,756,915 issued preferred shares, 58,044,572 preferred shares are held by James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (collectively, the “Justice persons”) and the remaining 55,502,766 preferred shares are held by our wholly-owned subsidiary Skyblock Limited. The Justice Persons acquired their preferred shares in connection with the sale of their Bluestone coking coal business located in Beckley, West Virginia to us in May 2009. During 2010 the Justice Persons disposed some of the preferred shares they held. The Justice persons may dispose of all or part of the remaining preferred shares they hold through one or more offerings or broker trades in the future. It is also possible that we may decide to offer additional preferred shares and preferred ADSs in the future, including the 55,502,766 preferred shares held by our wholly-owned subsidiary Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us or the Justice Persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

The price of our shares and ADSs could be volatile and could drop unexpectedly, making it difficult for investors to resell our shares or ADSs at or above the price paid.

The price at which our shares and ADSs trade is influenced by a large number of factors, some of which are specific to us and our operations and some of which are related to the mining, steel and ferroalloy industries and equity markets in general. As a result of these factors, investors may not be able to resell their shares or ADSs at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of our shares and ADSs:

•	Investor perception of us as a company;

•	Actual or anticipated fluctuations in our revenues or operating results;

•	Announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	Changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	Sales of blocks of our common shares, common ADSs, preferred shares or preferred ADSs by significant shareholders, including the Justice persons;

•	Price and timing of any refinancing of our indebtedness;

•	Potential litigation involving us;

•	Changes in financial estimates and recommendations by securities research analysts;

•	Fluctuations in Russian and international capital markets, including those due to events in other emerging markets;

•	The performance of other companies operating in similar industries;

•	Regulatory developments in the markets where we operate, especially Russia, Kazakhstan and the United States;

•	International political and economic conditions, including the effects of fluctuations in foreign exchange rates, interest rates and oil prices and other events such as terrorist attacks, military operations and natural disasters and the uncertainty related to these developments;

•	News or analyst reports related to markets or industries in which we operate; and

•	General investor perception of investing in Russia.

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

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product, a relatively stable Russian ruble, strong domestic demand, rising real wages and a reduced rates of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the gross domestic product’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government has taken certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. As a result, following a decline by 7.9% in 2009, the Russian gross domestic product grew by 14.7% in 2010, according to Rosstat. However, the full impact of global economic crisis on Russia is not yet clear, and it is possible that the Russian economy could continue to be impacted in the near future. Further economic instability in

Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

The recent turmoil in the international credit markets and the global economic slowdown have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or antidumping measures by any of its principal export markets.

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

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 2(n) to our consolidated financial statements.

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

The local press and international press have reported high levels of corruption in Russia, including unlawful demands by government officials and the bribery of government officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, there are reports of the Russian media publishing disparaging articles in return for payment. If we are accused of involvement in government corruption, the resulting negative publicity could disrupt our ability to conduct our business and impair our relationships with customers, suppliers and other parties, which could have a material adverse effect on our business, financial condition and results of operations and the value of our shares and ADSs.

Shortage of skilled Russian labor could materially adversely affect our business, financial condition, results of operations and prospects.

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. In 2010, Rosstat estimated Russia’s population at 142 million, a decline of almost seven million from 1992. Although the birth rate recently reached its highest rate in 15 years, the population continues to decline due to a relatively low birth rate, an aging population and low life expectancy. Russia’s working age population is estimated to decline by 10-20 million by 2025. If the present trend continues without a migration inflow to Russia, the decreasing working population will become a barrier to economic growth around 2015, according to the National Human Development Report for the Russian Federation produced by the United Nations Development Program in 2008. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Moreover, during the tumultuous period of the transformation of the Russian planned economy into a free market economy in the 1990s, documentation relating to subsoil licenses was not properly maintained in accordance with administrative requirements and, in many cases, was lost or destroyed. Thus, in many cases, although it may be clearly evident that a particular enterprise has mined a licensed subsoil area for decades, the historical documentation relating to its subsoil licenses may be incomplete. If, through governmental or other challenges, our licenses are suspended or terminated we would be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects.

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntarily liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Many Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have following subsidiaries with negative net assets: Coke-Invest, Kaslinsky Architectural Art Casting Plant OOO, Port Kambarka, Metals Recycling, Tikhvin Ferroalloy Plant, Mechel Mining Management, Sky-Extra, Mechel-Remservice, Mechel-Zakazchik, SocResource, Mechel-Region, Mecheltrans Management. Also, the net assets of Mechel Mining are below its current share capital. To cure this, the shareholders have approved the decrease of the share capital and relevant changes to the charter are now being registered.

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

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt due to the fault of an effective parent resulting from its action or inaction. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. Other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders, by licensed registrars located throughout Russia. Regulations have been adopted regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Furthermore, the depositary, under the terms of the deposit agreements governing record keeping and custody of our ADSs, is not liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See “Item 10. Additional Information — Description of Capital Stock — Registration and transfer of shares.”

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

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends paid by Russian companies are subject to a withholding tax of: (1) 0%, if distributed to company which has continuously held not less than a 50% share in the charter capital of the company paying dividends and the cost of acquisition of this share exceeded 500 million rubles (the latter condition expired on January 1, 2011, and does not apply to dividends accrued for 2010 and subsequent periods); (2) 9%, if distributed to other Russian companies and/or individuals who are Russian tax residents; and (3) 15%, if distributed to foreign companies and individuals who are not Russian tax residents. Dividends from foreign companies to Russian companies are subject to a tax of 9%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized by the tax agent if taxes were withheld by the tax agent under foreign tax law or an international tax agreement.

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

Russian transfer pricing rules, effective since 1999, give Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations if the transaction price deviates by more than 20% from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, and are subject to interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and make adjustments which could affect our tax position. As of the end of 2007, as a result of various tax audits of our companies we received assessments from the tax authorities for transfer-pricing related taxes, interest and penalties totaling 496 million rubles relating to the years 2004-2005. As a result of tax audits held in 2009, Korshunov Mining Plant was subject to an additional tax assessment of transfer pricing related taxes and incurred penalties in the amount of 73.3 million rubles for the year 2005. Korshunov Mining Plant filed a court claim against the tax authorities seeking the invalidation of this tax assessment. Courts of three instances rejected the claim. Korshunov Mining Plant filed an appeal to the Supreme Arbitrazh Court but the court rejected the claim. See “Item 8. Financial Information — Litigation — Tax.” If similar assessments are upheld in the future, our business, financial condition, results of operations and prospects could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of underpaid prior tax and related interest and penalties. Under Russian law, tax authorities may review past tax periods relating to the years 2008-2010 and make claims in connection with such reviews. See also “— Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs” and “Item 8. Financial Information — Litigation — Tax.”

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

On April 29, 2008, the Federal Law “On the Procedure for Foreign Investment in Companies With Strategic Impact on the National Defense and Security of the Russian Federation” was adopted. See “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law.”

As our subsidiary Southern Urals Nickel Plant carries out exploration and production on land plots with nickel and cobalt ore deposits which are included in the official list of subsoil plots of federal importance first published on March 5, 2009 in the Russian official gazette Rossiyskaya Gazeta and as amended on August 13, 2010 (the “Strategic Subsoil List”), it qualifies as a Strategic Company and is subject to special regulation. Our subsidiaries Port Posiet, Port Kambarka and Port Temryuk are included in the register of natural monopolies, and therefore are also Strategic Companies.

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

Therefore, any transfer, directly or indirectly, to a foreign investor or its group of entities of a stake, or certain rights, in Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom and, possibly, Urals Stampings Plant, which, according to the Strategic Industries Law, is deemed to transfer control, as described in “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law,” will be subject to prior approval from the state authorities. Likewise, a sale to a foreign investor or its group of entities of a stake in Mechel which provides control (as defined in the Strategic Industries Law) over Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom and, potentially, Urals Stampings Plant, will also be subject to prior approval in accordance with the Strategic Industries Law.

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

We currently have five steel mills in Romania, a wire products plant in Lithuania, a power plant in Bulgaria and two mining projects in Kazakhstan. We may acquire additional operations in countries of the former Soviet Union, former Soviet-bloc countries in Eastern and Central Europe or elsewhere. As with Russia, those countries are emerging markets subject to greater political, economic, social, tax and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in “— Economic risks,” “— Political and social risks” and “— Legal risks and uncertainties.”

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

Efficient coal mining using modern techniques and equipment requires skilled workers. Ideally, we seek to hire individuals with sufficient level of experience to ensure a minimum level of operational efficiency. In recent years, the U.S. coal mining industry has faced a shortage of skilled workers, thus increasing costs and decreasing productivity. In particular, we are facing difficulties in recruiting skilled workers at our underground operations. Furthermore, the competition from neighboring mining companies for attracting skilled workers is significant. In the event the shortage of experienced labor continues or worsens, it could have an adverse impact on our labor productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal.

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

Currently, eleven of the 50 U.S. National Pollutant Discharge Elimination System (NPDES) permits for our Bluestone operations are pending renewal with the U.S. Environmental Protection Agency. These permits have been administratively extended for a period of six months and currently Bluestone is not prevented from mining coal. However, should these permits remain unrenewed after the six-month period expires in 2011, there is a significant risk that such permits will be withdrawn and production at some of the Bluestone operations may be suspended for an indefinite period of time.

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

In addition, partly in response to regulatory turmoil created by EPA’s involvement in the U.S. Clean Water Act 404 and NPDES permitting programs, in August 2010, the West Virginia Department of Environmental Protection (“WVDEP”) issued its “Permitting Guidance for Surface Coal Mining Operations to Protect West Virginia’s Narrative Water Quality Standards” (“WVDEP Narrative WQS Implementation Guidance”). The basic narrative water quality standard that this Guidance seeks to implement requires that no significant adverse impact to the chemical, physical, hydrologic, or biological components of aquatic ecosystems shall be allowed. The WVDEP Narrative WQS Implementation Guidance sets forth detailed, lengthy procedures for determining whether a proposed NPDES discharge has a “reasonable potential” to cause a violation of this narrative standard, and if so, the permit conditions that should be imposed to assure that no such violations occur.

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

Overview

We are a vertically integrated group with revenues of $9.7 billion in 2010, $5.8 billion in 2009 and $10.0 billion in 2008, with operations organized into four industrial segments: mining, steel, ferroalloys and power, each of which has a managing company set up to perfrom the functions of respective executive management bodies of the companies within the segment, as described below.

Our mining segment produces metallurgical and steam coal, as well as iron ore and iron ore concentrate, limestone and coke. The segment consists of coal and iron ore mines in Russia and the U.S. Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky basin, near Mezhdurechensk in southwestern Siberia. These mines include four open pit mines and three underground mines. Our subsidiary Yakutugol operates coal mines located in the Sakha Republic in eastern Siberia, consisting of two open pit mines and one underground mine. Yakutugol also holds the license to mine the undeveloped Elga coal deposit, which we plan to mine using the open pit method after the completion of the construction of a private rail branch line of approximately 315 kilometers in length, which will connect the Elga coal deposit to the Baikal-Amur Mainline. Our Bluestone subsidiaries operate four mining complexes in West Virginia, United States, consisting of open pit and underground mines.

We also provide coal washing services, both to our coal-mining subsidiaries and to third parties; according to Rosinformugol, a Russian coal industry information agency, at the end of 2010 we controlled 19.2% of Russia’s coking coal washing capacity.

Our subsidiary Korshunov Mining Plant operates three open pit iron ore mines: Korshunovsk, Rudnogorsk and Tatianinsk. These mines are located near Zheleznogorsk-Ilimsky, a town in the Irkutsk region in central Siberia.

We also produce significant amounts of coke, both for internal use and for sales to third parties. We have the flexibility to supply our own steel mills with our mining products or to sell such mining products to third parties, depending on price differentials between local suppliers and foreign and domestic customers. In the second quarter of 2010, with the aim of further optimizing the structure of our group, we transferred our coke producing subsidiaries Moscow Coke and Gas Plant and Mechel-Coke from our steel segment to the mining segment.

In April 2008, we established Mechel Mining, a wholly-owned subsidiary in which we consolidated the coal and iron ore assets of our mining segment (Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Bluestone and other companies).

Mechel Mining Management as a wholly-owned subsidiary of Mechel Mining acts as the executive body of the majority of our subsidiaries in the mining segment.

Our steel segment produces and sells semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including wire products, stampings and forgings.

Our steel production facilities in Russia include two integrated steel mills, a wire products plant, and forging and stamping mills in the southern Ural Mountains, a wire products plant in northwestern Russia near the border with Finland. Outside of Russia, our steel facilities are in the European Union, including a wire products plant in Lithuania and five steel mills in Romania.

Mechel-Steel Management as a wholly-owned subsidiary of Mechel OAO acts as the executive body of our main subsidiaries in the steel segment.

Our steel segment also includes our distribution network in Russia and abroad, which consists of Mechel Service Global, and its subsidiaries in Russia, Europe, Kazakhstan and Turkey.

Our ferroalloys segment produces and sells low-ferrous ferronickel, ferrochrome and ferrosilicon. We have owned the Southern Urals Nickel Plant (a nickel mining and production operation) since 2001. We acquired Bratsk Ferroalloys Plant (a ferrosilicon producer) in 2007. In April 2008, we completed the acquisition of 99.3% of Oriel Resources from its shareholders in a public offer conducted under the U.K. Takeover Code. The assets acquired with Oriel Resources included Tikhvin Ferroalloy Plant, a ferrochrome producer located near St. Petersburg, as well as the Voskhod chrome and Shevchenko nickel projects in Kazakhstan. The acquisition of Oriel Resources was a key milestone in the development of our ferroalloys segment. The activities of this segment are aimed at increasing the efficiency of our steel segment by supplying raw materials (ferroalloys) to the steel segment for specialty and stainless steel production.

In October 2008, we completed the consolidation of our ferroalloy assets in Oriel Resources. Oriel Resources now owns a 100% interest in Bratsk Ferroalloys Plant, an 84.06% interest in Southern Urals Nickel Plant, and holds through its subsidiaries a 100% interest in Tikhvin Ferroalloy Plant and licenses for the Voskhod chrome and the Shevchenko nickel deposits in Kazakhstan. Southern Urals Nickel Plant produces nickel in Orsk in the Orenburg region, in the southern part of Russia’s Ural Mountains, and operates two open pit nickel ore mines, Sakhara and Buruktal. Mechel Ferroalloys Management acts as the executive body of the companies in our ferroalloys segment.

The power segment was formed in April 2007, when we acquired a controlling interest in Southern Kuzbass Power Plant, located in Kaltan, in the Kemerovo region, and it sells electricity and capacity to the wholesale market, as well as supplies electricity within our group. In June 2007, we acquired a controlling interest in Kuzbass Power Sales Company, the largest power distribution company in the Kemerovo region. In December 2007, we purchased a 49% stake in Toplofikatsia Rousse, a power plant located in Rousse, Bulgaria, which uses steam coal mined by our Southern Kuzbass Coal Company and we increased our stake in Toplofikatsia Rousse to 100% in December 2010. Our power segment enables us to market higher value-added products made from our steam coal, such as electricity and heat energy, and increase the electric power self-sufficiency of our mining and steel segments. Mechel-Energo acts as the executive body of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in our power segment.

Our group includes a number of logistical and marketing companies that help us to deliver and market our mining products, raw steel, manufactured steel goods and ferroalloy products. We have freight seaports in Russia on the Sea of Japan (Port Posiet) and on the Sea of Azov (Port Temryuk) and a freight river port on the Kama River, a tributary of the Volga River in central Russia (Port Kambarka). We have a freight railcar pool, and we have begun building a private rail branch line to access our Elga coal deposit in Yakutia. In 2009 we started to build up our own truck fleet.

We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with 47 regional offices.

Mechel OAO is an open joint-stock company incorporated under the laws of the Russian Federation. From the date of our incorporation on March 19, 2003 until August 19, 2005, our corporate name was Mechel Steel Group OAO. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under main state registration number (OGRN) 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street, 1, Moscow 125993, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares and ADSs or the ADS deposit agreements.

Mechel Production Facilities

Mechel Bluestone
Russia
Mongolia
China
Vyartsilya Metal Products Plant
Tikhvin Ferroalloy Plant
Mechel Corporate Headquarters
Mechel Nemunas
Moscow Coke and Gas Plant
Izhstal
Port Kambarka
Mechel Coke
Chelyabinsk Metallurgical Plant
Urals Stampings Plant
Beloretsk Metallurgical Plant
Southern Urals Nickel Plant
Southern Kuzbass Coal Company
Bratsk Ferroalloy Plant
Korshunov Mining Plant
Southern Kuzbass Power Plant
Yakutugol
Elga Coal Deposit
Port Mechel - Vanino
(Project)
Port Posiet
Mechel Campia Turzii
Ductil Steel
Otelu Rosu
Laminorul Plant
Mechel Targoviste
Toplofikatsia Rousse Power Plant
Port Mechel - Temryuk
Shevchenko Nickel Deposit
Voskhod Chrome Deposit, Voskhod Mining Plant
Mining
Ferroalloys
Port
Steel
Power
Head office

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are a leading coking coal producer and international coking coal exporter by volume in Russia.

According to AME Mineral Economics (Hong Kong) Limited (“AME”) we were the sixth largest metallurgical coal producer and the eighth largest metallurgical coal exporter in the world in 2010.

In 2010, we were the largest coking coal producer in Russia with a 22.2% market share in the coking coal market in Russia by production volume, according to the Central Dispatching Department, a Russian information agency reporting on the fuel and energy industry. We were also Russia’s largest hard-coking coal producer with a 69.0% market share in 2010, according to the Central Dispatching Department. In 2010, our export sales of coking coal were the largest by volume among Russian companies, according to RasMin OOO (“RasMin”), a private information and research company focusing on the coal-mining industry. According to Rosinformugol, we also control 19.2% of Russia’s coking coal washing capacity by volume.

We have large coking coal reserves base in Russia and a full-range offering of high-quality coal for blast furnace steel producers.

Our total coking coal reserves, accounted as per the SEC Industry Guide 7, in Russia amounted to 688.3 million tonnes as of December 31, 2010.

Our coal reserves allow us to supply steel producers and coke makers globally with a full range of coal grades to make quality metallurgical coke or to use in PCI-assisted and sintering-assisted steel manufacturing. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal concentrates and PCI and anthracite (fine and sized) grades of coal. Most of the coking coal grades of Southern Kuzbass Coal Company are sold in Russia, while PCI and anthracite grades of coal are exported. Yakutugol produces low volatile hard coking coal concentrate grade used by customers both in Ukraine and in the Asia-Pacific region, while our Bluestone coal assets produce low, medium and high volatile hard coking coal concentrate grades used predominantly by customers in the United States, Europe, Asia-Pacific region and South America. The ability to serve our customers throughout the world with a broad range of metallurgical coal grades gives us a competitive advantage in winning new sales markets and establishing long-term relationship with the customers.

By volume we are Russia’s second largest producer of specialty steel and long steel products and Russia’s largest producer of wire products.

According to Metal Expert, a source for global and steel and raw materials market news, in 2010, we were Russia’s second largest producer of long steel products (excluding square billets) by production volume, second largest producer of reinforcement bars (rebar), largest producer of wire rod and the largest producer of wire products. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia over the last 10 years. Our share of Russia’s total production volume of rebar in 2010 was approximately 27.8%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s second largest producer of specialty steel by production volume, accounting for 26.9% of Russia’s total specialty steel output in 2010. Our product range in specialty steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Prommetiz, we are Russia’s largest producer of wire products by production volume, accounting for 36.5% of Russia’s total wire products output in 2010. Our product range in wire products is broader than other Russian producers and allows to cover all needs of customers, giving us an added advantage in our markets.

High degree of vertical integration

Our steel segment is able to source almost all its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coking coal, iron ore and ferroalloys give us significant advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. We are capable of being fully self-sufficient with respect to coke, 81% self-sufficient with respect to ferroalloys (FeSi, FeNi, FeCr), and 8.6% self-sufficient with respect to iron ore concentrate. Steam coal is not used in steel production. We believe that the level of our self-sufficiency in raw materials gives our steel business a significant competitive advantage.

In 2010, we internally sourced 62% of the nickel, 99% of the ferrosilicon and 67% of the ferrochrome requirements of our steel segment. In 2010, we satisfied approximately 27% of our electricity needs internally.

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

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in Russia’s Far East, on the Sea of Japan, allows us easy access to the Asia-Pacific seaborne markets and provides a delivery terminal for the coal mined by our subsidiary Yakutugol in Yakutia. We are in the process of upgrading Port Posiet, which upon completion in the second half of 2012 will enable us to expand the cargo-handling capacity of the port up to 7.0-9.0 million tonnes per year and to accommodate Panamax ships, which will increase its attractiveness and utility as an export port for large volumes of coal. Port Kambarka, on the Kama River in the Udmurt Republic (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, and is connected by canal to the Don River and the Baltic Sea. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the fast-growing economies of the Black Sea basin and beyond. We are also preparing a feasibility study for construction of a specialized coal transshipment seaport at Vanino in Russia’s Far East with a capacity of up to 25.0 million tonnes per year.

As of December 31, 2010, our subsidiary Mecheltrans owned and leased more than 4,642 rail freight cars that we use to ship our products. On June 23, 2008, pursuant to the terms of our license to mine the Elga coal deposit we began construction on a private rail branch line, which we will own and control subject to applicable regulation. This rail branch line will connect the Elga coal deposit to Ulak Station on the

Baikal-Amur Mainline, which in turn connects to the Transsiberian Railway, serving European Russia west of the Ural Mountains and eastward to the Pacific Ocean. We anticipate that the Elga rail branch line will not only provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the primary transportation corridor for coal, iron ore and other raw materials mined in nearby deposits. The rail branch line will be approximately 315 kilometers long. We need to complete construction of 60 kilometers of railway embedded in 2000-2003 by the Russian Railways, to construct 250 kilometers of new railway and construct 77 railway bridges. As of January 1, 2011, we have built the railway until the 124th kilometer point, constructed 33 railway bridges and commenced construction of another 18 railway bridges, as well as completed construction of an access road to the Elga deposit. In August 2010, we reallocated our mining machinery and commenced overburden mining and construction of capital mining facilities and buildings at the Elga coal deposit.

In 2009, Mechel-Service, a Russian subsidiary of Mechel Service Global, started to form its own truck fleet for metal products delivery to our clients. In 2010, we acquired new trucks for our offices in Ufa, Krasnodar, Tyumen, Kazan, Nizhny Novgorod and Samara. We also continue to renew our truck fleet in Germany. In 2010, we have launched a project on acquisition of truck vehicles in Romania.

One of the lowest-cost metallurgical coal producers worldwide

According to AME, our Russian metallurgical coal operations are in the first and second quartiles of the global cash cost curve. Approximately 78.7% of our coking coal production is mined from open pit mines, which we believe is a greater percentage than any of our major Russian competitors. Open pit mining is generally considered safer, cheaper and faster than the underground method of coal mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining operations.

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

Our West Virginia coal-mining operations, carried out through the Bluestone companies, are situated in West Virginia, just 400 miles from the deep-water port in Norfolk, Virginia and in relative proximity to Baltimore and New Orleans. Historically the Bluestone companies’ key markets have been in North America, and in the last two years, they have expanded their sales to Asia and Europe. In 2010, we further expanded the geography of the Bluestone companies’ sales by using our existing international distribution channels to Asia. Due to certain restrictions under the Clean Water Act regulation, we plan to maintain current production volumes and to focus on cost control. For more information on the Clean Water Act see “— U.S. Environmental, Health, Safety and Related Regulation.”

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in all our key specialty steel and rolled long product lines. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in Russia west of the Urals where Russia’s construction industry is most active. The construction industry was a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of construction rebar in 2010 was approximately 27.8%.

Established distribution and sales platform

Our Mechel Service Global distribution platform in Russia has 71 storage sites in 46 cities throughout Russia to serve a broad range of end customers. Fourteen of these facilities provide a number of value added services to our customers including bending and cutting of rebars, cutting and uncoiling of steel ropes, production of wire mesh, and cutting of sheet steel. Retail sites with a set of service equipment for simple processing of rolled metal products have been organized in 10 offices, which allows us to improve service quality for small companies and individuals, as well as to obtain additional margins. At our production facilities in the Samara region a project for production of welded corrugated beams and constructions for easy set buildings was launched. In 2011, we are planning to continue developing these areas. In Europe, we actively develop sales of metal products through Mechel Service Global’s subsidiaries in eleven European countries. Two of these subsidiaries provide services for deep processing of rolled metal products including mechanic, gas, plasma, laser and water cutting, and welding, bending, and the production of welded mesh and frames. In 2010, we have launched new service centers for processing of high-quality rolled steel products. Currently, we have in total 126 storage sites and service centers in CIS and Europe, servicing more than 20,000 customers.

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

Mechel Service Global sales accounted for 36.1% of our steel segment sales and 20.7% of our total sales in 2010. More than 95% of Mechel Service Global sales was sold domestically. Sales to companies within the group accounted for 3.1% of the total sales of Mechel Service Global in 2010.

We also have a non-retail sales and distribution network represented by our Swiss subsidiaries Mechel Trading AG and Mechel Carbon AG with offices in four countries and agents in five additional countries. This network facilitated sales constituting 33.9% of our total sales in 2010, reducing our reliance on the Russian market in the event that it experiences another downturn.

Track record of acquisitions

Building upon our success in turning around the coal operations of Southern Kuzbass Coal Company in the late 1990s and following our acquisition and revitalization of the Chelyabinsk Metallurgical Plant, in the last few years we have acquired other metal finishing and wire products manufacturing operations, as well as mining, power and ferroalloys operations. As we have acquired and integrated companies that are closer to the end-customers and produce higher-value-added products, the nature of our group has transformed steadily from primarily a raw materials processor to a vertically integrated, logistically coherent mining, steel, ferroalloys and power group. Since the acquisition of Chelyabinsk Metallurgical Plant we have executed over 25 acquisitions in the mining, steel, power, ferroalloys, distribution and logistic segments.

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

The acquisition of Bluestone companies in the United States in May 2009 was Mechel’s first experience of acquiring and integrating companies outside Eurasia. The strategic reasons for this acquisition include establishing our coal business on a worldwide level, diversifying our customer base and sales geography and improving the quality and breadth of our offering of coking coal products. With the acquisition of Bluestone, we are now able to supply our customers worldwide with a wider range of coking coal grades.

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses. Mr. Zyuzin, one of the founders of our group and our controlling shareholder, is our Chairman. Mr. Zuyzin has led our successful transformation from a small coal trading operation to a large integrated metals and mining group. Mr. Zyuzin has over 24 years of experience in the coal mining industry and has a doctorate in coal mining technical sciences. Our divisional management also has long-tenured experience in the mining and metals industry. See “— Directors and Executive Officers.”

Business Strategy

Our goal is to become one of the largest mining and metals companies globally. The key elements of our strategy include the following:

Enhancing our position as a leading mining, metals and ferroalloys group

We plan to develop our existing reserves base.

We intend to build on our substantial mining experience by developing our existing coal and iron ore reserves, particularly in order to sell more high-quality coking coal and iron ore concentrate to third parties. We currently plan to increase our annual coal production from 28.0 million tonnes in 2010 to 39.8 million tonnes in 2013, and maintain our iron ore concentrate production at the level of at least five million tonnes, with a potential increase in iron ore production of up to 10-12% by 2013 resulting from upgrades at the Korshunov Mining Plant. See “— Capital Investment Program.” We intend to expand the production of the Voskhod chrome ore deposit to 1.3 million tonnes per year and to start the exploration of nickel ores at the Shevchenko deposit in Kazakhstan. We plan to further develop our ferroalloy production at Bratsk Ferroalloy Plant through mining quartzite, a raw material for ferrosilicon production, at the Uvatskoye deposit in the Irkutsk region.

We intend to develop the coking and steam coal reserves of Yakutugol. Yakutugol, which has three producing mines as well as two licenses for the undeveloped Elga coal deposit and the Piatimetrovy and Promezhutochny II coal seams, holds mining rights to reserves that we believe will solidify our position as a leading global producer of coking coal for the future. We intend to seek additional mining licenses through acquisitions and/or participation in auctions and tenders in view of our strategic plans and market dynamics. In particular, we believe that obtaining additional mining rights near the Elga coal deposit would allow us to realize more fully the benefits of the private rail branch line we are constructing to deliver Elga’s future coal production to the market.

We intend to increase our group’s output of high-value-added steel products and continue to optimize our product mix with a view to increase steel margins.

We plan to continue our strategy of selectively investing in technology and equipment modernization, including expanding the use of continuous casters (concasters) in our steel manufacturing facilities, optimizing our product catalog and cutting production costs with a view to increase steel margins.

Our ongoing plant modernization program is aimed at maintaining capacity at the present level, increasing efficiency and reducing the environmental impact of our operations. In line with this strategy, in 2008 through 2010 we completed modernization of production facilities at Chelyabinsk Metallurgical Plant,

Izhstal and Urals Stampings Plant. In continuation of this strategy in 2011 and beyond, we aim to complete projects to construct the universal rail and structural rolling mill and reconstruct the oxygen-converter shop at Chelyabinsk Metallurgical Plant, modernize rolling mill No. 250 at Izhstal and commission additional facilities at Urals Stampings Plant. See “— Capital Investment Program.”

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

After the financial and commodities markets stabilize we will continue to seek out opportunities to expand our group through acquisitions, including by obtaining new subsoil licenses in Russia and abroad. In doing so, we will seek to maintain and expand our presence in regions with low costs and high economic growth potential. We intend to continue to selectively acquire value-added downstream businesses such as wire products, stampings and forgings producers to help us reach our customer base, including in new markets. This downstream integration:

•	is a logical extension of our specialty and low-carbon long product lines, representing a higher-margin, next value-added step for products that we already manufacture;

•	provides access to a market less cyclical than the upstream market, reducing our exposure to market downturns and commodity price fluctuations; and

•	moves us closer to our final customers, enabling us to better understand customer needs, influence buyer behavior and respond quickly to change.

Maintaining a high degree of vertical integration

We intend to maintain the flexibility to source our inputs internally as circumstances require.

The expansion of our ferroalloy mining, processing and manufacturing capacity, with the acquisition of Bratsk Ferroalloy Plant (which produces ferrosilicon used in all steel manufacturing) and the Oriel Resources assets (which mines and processes ferroalloys used to make steel), is consistent with our strategy of maintaining the potential to source our raw material requirements for manufacturing higher value-added steel products. We have expanded our power generation and distribution business, and we see expansion of our power capabilities not only as a diversification measure and a way to market another value-added product made from our coal, but also as a way to have more control over our energy efficiency and hedge against increases in the price of the electricity which is used by our facilities. However, even as we expand and develop our internal sourcing capability, we intend to adhere to our longstanding approach of purchasing inputs from third-party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group. The Bluestone acquisition enlarges our coking coal portfolio, adding high quality hard coking coal with low ash content. This allows us more flexibility to not only serve our coking coal customers, but also to use these grades internally in our coke production, if needed because of market conditions.

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

Further develop our domestic and European distribution capabilities

Our continued focus on the domestic Russian market is a key element of our strategy. We are particularly well-positioned to supply construction and infrastructure projects in Russia from our Chelyabinsk Metallurgical Plant located in the southern Urals and our Beloretsk Metallurgical Plant in Bashkortostan. The geographical reach of our Mechel Service Global production and logistics facilities and sales network provides us with a strong platform to grow our sales. Before the financial crisis, Mechel Service Global’s operations in Europe were limited to Germany, Romania and Belgium. In 2009 Mechel Service Global expanded its distribution network to the Netherlands, Serbia, Bulgaria and Italy. In 2010 we established subsidiaries in the UK, France and Hungary and acquired companies in the Netherlands, the Czech Republic and Turkey. We plan to further expand our Mechel Service Global network.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — History of Incorporation.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into a large, integrated mining, steel, ferroalloys and power group, comprising coal, iron ore, coke, steel, nickel, ferrochrome, ferrosilicon and limestone production, with operations and assets in Russia, Romania, Bulgaria, Lithuania, Kazakhstan and the United States. With each of our acquisitions, we implement operational and management practices. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

After the recent restructuring of our assets into separate mining, steel, ferroalloys and power segments, we have been implementing management, reporting and control systems for each respective subsidiary holding company, allowing for the preparation of consolidated financial statements for each of them.

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

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and coal for pulverized, or finely crushed, coal injection (PCI)), steam coal, coking coal and steam coal concentrates, as well as iron ore, iron ore concentrate, limestone and coke. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Bluestone, which together produced 18.5 million tonnes of coking coal and 9.5 million tonnes of steam coal in 2010. Our coke operations consist of Moscow Coke and Gas Plant and

Mechel-Coke, which together produced 3.9 million tonnes of coke in 2010. Our iron ore operations consist of Korshunov Mining Plant which produced 11.1 million tonnes of iron ore and 4.2 million tonnes of iron ore concentrate in 2010. Our limestone operations consist of Pugachev limestone quarry which produced 1.9 million tonnes of limestone in 2010.

Description of key products

Coking coal and metallurgical coal.  Southern Kuzbass Coal Company produces high rank bituminous coal, which is washed to reduce the ash content. The premier product is a good quality, low phosphorous, low sulphur semi-soft to semi-hard coking coal used to produce coke for the iron and steel industry. Other products produced by Southern Kuzbass Coal Company include PCI coal and anthracite. Yakutugol produces hard coking coal of low volatile content. Our West Virginia-based Bluestone operations produce a range of metallurgical coals including low, medium and high volatile hard coking coal. The Bluestone mines blend low, medium and high volatility hard coking coal in different proportions to meet the requirements of their customers. The final products are blended at the port, as they are loaded on to the customer’s vessels.

Steam coal.  We produce both raw and washed steam coal products for use in the power generation industry. Southern Kuzbass Coal Company, Yakutugol and our Bluestone operations produce higher energy steam coal as part of their product mix.

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

Iron ore concentrate.  From our Korshunov Mining Plant we offer iron ore concentrate with a standard iron fraction of 62%.

Mining process

Coal.  At our Russian and U.S. mines, coal is mined using open pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our open pit mines. Production at the underground mines is predominantly from longwall mining, a form of underground coal mining where a long wall of coal in a seam is mined in a single slice. After mining, depending upon the amount of impurities in the coal, the coal is processed in a washing plant, where it is crushed and impurities are removed by gravity methods. Coking coal concentrate is then transported to coking plants for conversion to coke for use in pig iron smelting at steel plants. Steam coal is shipped to power utilities which use it in furnaces for steam generation to produce electricity. Among the key advantages of our mining business is the high quality of our coking coal, the low level of volatile matter in our steam coal and our modern coal washing facilities in Russia, primarily built during the 1970s and 1980s, including facilities built as recently as 2000-2002. Coal extracted at each of the Bluestone mining complexes is processed at the on-site coal preparation plants. Coal mined in Central Appalachia typically contains impurities such as rock, shale and clay and occurs in a wide range of particle sizes. The coal preparation plants treat the coal to ensure a consistent quality and to enhance its suitability for particular end-users. Steam coal is not processed and is sold as is, as well as some high quality coking coal which does not need washing.

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

	2010		2009		2008
		% of		% of		% of
Mine(1)	Tonnes	Production	Tonnes	Production	Tonnes	Production
	(In thousands of tonnes)(2)

Coking Coal
Sibirginsk Open Pit	2,100	11.3%	1,446	14.1%	2,522	16.6%
Tomusinsk Open Pit	1,961	10.6%	1,337	13.1%	1,952	12.9%
Olzherassk Open Pit	596	3.2%	505	4.9%	614	4.1%
Lenin Underground(3)	1,328	7.1%	1,253	12.2%	1,130	7.5%
Sibirginsk Underground	1,086	5.9%	408	4%	876	5.8%
Nerungrinsk Open Pit(4)	7,409	40.0%	3,020	29.5%	8,053	53.1%
Keystone Mining Complexes(4)	1,985	10.7%	1,066	10.4%	—	—
Justice Energy Mining Complex(4)	1,042	5.6%	637	6.2%	—	—
Dynamic Energy Mining Complex(4)	1,035	5.6%	571	5.6%	—	—

Total Coking Coal	18,542	100%	10,243	100%	15,147	100%

Steam Coal
Krasnogorsk Open Pit	5,236	55.2%	2,867	38.0%	5,525	49.1%
Sibirginsk Open Pit	759	8.0%	714	9.5%	797	7.1%
Olzherassk Open Pit	492	5.2%	55	0.7%	525	4.7%
Tomusinsk Open Pit	53	0.6%	61	0.8%	99	0.9%
New-Olzherassk Underground	376	4.0%	917	12.2%	836	7.4%
Nerungrinsky Open Pit(4)	1,227	12.9%	2,205	29.3%	2,874	25.5%
Kangalassk Open Pit(4)	144	1.5%	199	2.6%	166	1.5%
Dzhebariki-Khaya Underground(4)	541	5.7%	377	5.0%	423	3.8%
Keystone Mining Complexes(4)	220	2.3%	6	0.1%	—	—
Justice Energy Mining Complex(4)	107	1.1%	12	0.1%	—	—
Dynamic Energy Mining Complex(4)	331	3.5%	126	1.7%	—	—

Total Steam Coal	9,486	100%	7,539	100%	11,245	100%

Total Coal	28,028		17,782		26,392

% Coking Coal		66.2%		57.6%		57.4%
% Steam Coal		33.8%		42.4%		42.6%

(1)	“Underground” denotes an underground mine; “Open Pit” denotes a surface mine.

(2)	Volumes are reported on a wet basis.

(3)	Production at the Lenin Underground Mine was negatively impacted in 2008 because of accidents: on May 30, 2008 there was a cave-in (suspension of operation for 17 calendar days) and on July 29, 2008 there was a methane flash (suspension of operation for 67 calendar days). Both accidents involved multiple casualties.

(4)	Includes only post-acquisition production volumes.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for the coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for the steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

Our coking coal concentrate production amounted to 11.5 million tonnes in 2010 and 7.4 million tonnes in 2009.

We also produce other types of metallurgical coal such as anthracite concentrate and PCI coal. The table below summarizes our production of anthracite concentrate and PCI coal for the periods indicated.

	2010	2009	2008
	(In thousands of tonnes)

Anthracite concentrate	1,087.3	687.0	702.1
PCI coal	905.0	11.5	—

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

The table below sets forth certain information regarding the subsoil licenses used by our Russian coal mines.

			License			Year
		License-Holding	Expiry		Area	Production
Mine(1)	License Area	Subsidiary	Date	Status(2)	(sq. km)	Commenced

Krasnogorsk Open Pit	Tomsk, Sibirginsk	Southern Kuzbass Coal Company OAO	Dec 2013	In production	22.4	1954
Krasnogorsk Open Pit	Sorokinsk, Tomsk, Sibirginsk	Southern Kuzbass Coal Company OAO	Nov 2025	In production	2.8	2007
Lenin Underground	Olzherassk	Southern Kuzbass Coal Company OAO	Nov 2013	In production	10.0	1953
Lenin Underground (Usinsk Underground)	Olzherassk	Southern Kuzbass Coal Company OAO	Dec 2014	In development(3)	3.6	1965
Olzherassk Open Pit	Raspadsk, Berezovsk, Sosnovsk	Southern Kuzbass Coal Company OAO	Jan 2014	In production	9.3	1980
Olzherassk Open Pit	Raspadsk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	3.5	2007

			License			Year
		License-Holding	Expiry		Area	Production
Mine(1)	License Area	Subsidiary	Date	Status(2)	(sq. km)	Commenced

Olzherassk Open Pit	Berezovsk-2, Berezovsk, Olzherassk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	4.8	2007
New-Olzherassk Underground (formerly Invest-Coal)	Raspadsk	Southern Kuzbass Coal Company OAO	Dec 2021	In production	1.2	2008
New-Olzherassk Underground	Olzherassk-2, Raspadsk	Southern Kuzbass Coal Company OAO	Jan 2030	In production	0.03	2010
New-Olzherassk Underground	Razvedochny, Raspadsk	Southern Kuzbass Coal Company OAO	Nov 2025	In development	14.6	n/a
Sibirginsk Underground	Sibirginsk, Tomsk	Southern Kuzbass Coal Company OAO	Dec 2024	In production	5.9	2002
Sibirginsk Open Pit	Sibirginsk, Kureinsk, Uregolsk	Southern Kuzbass Coal Company OAO	Jan 2014	In production	17.7	1970
Tomusinsk Open Pit	Tomsk	Tomusinsk Open Pit Mine OAO	Dec 2012	In production	6.7	1959
Erunakovsk-1 Underground	Erunakovsk-1, Erunakovsk	Southern Kuzbass Coal Company OAO	Jun 2025	In development(3)	8.4	n/a
Erunakovsk-3 Underground	Erunakovsk-3, Erunakovsk	Southern Kuzbass Coal Company OAO	Jun 2025	In development(3)	7.1	n/a
Olzherassk Underground	Olzherassk	Southern Kuzbass Coal Company OAO	Nov 2025	In development(3)	19.2	n/a
Nerungrinsk Open Pit	Nerungrinsk	Yakutugol OAO	Dec 2014	In production	15.3	1979
Kangalassk Open Pit	Kangalassk	Yakutugol OAO	Dec 2014	In production	7.7	1962
Dzhebariki-Khaya Underground	Dzhebariki-Khaya	Yakutugol OAO	Dec 2013	In production(3)	14.8	1972
Nerungrinsky Open Pit	Piatimetrovy and Promezhutochny II coal seams	Yakutugol OAO	Dec 2025	In development(3)	30.0	n/a
Elga Open Pit	Elga	Yakutugol OAO	May 2020	In development	144.1	n/a

(1)	“Underground” denotes an underground mine. “Open Pit” denotes a surface mine.

(2)	“In production” refers to sites that are currently producing coal. “In development” refers to sites where preliminary work is being carried out in accordance with the terms of the relevant subsoil license, such as preparation and approval of the geological survey project (for the Olzherassk license area), geological surveys (for the Olzherassk, Razvedochny, Erunakovsk-3, Piatimetrovy and Promezhutochny II coal seams license areas), preparation and approval of construction project documentation (for the Elga license area) and construction (for the Erunakovsk-1 and Elga license areas).

(3)	Not included in our mineral reserves.

In October 2007, we acquired 75% less one share of Yakutugol, a coal producer located in eastern Siberia, in the Sakha Republic, increasing our stake to 100%. Yakutugol consists of the Kangalassk Open Pit, the Nerungrinsk Open Pit and the Dzhebariki-Khaya Underground Mine and also owns a coal license for the Piatimetrovy and Promezhutochny II coal seams. Yakutugol extracts predominantly coking coal, as well as steam coal. The Nerungrinsk mine produces high-quality coking and steam coal. The Kangalassk mine produces steam coal that is sold as fuel for power plants in the Sakha Republic. The Dzhebariki-Khaya mine produces steam coal, most of which is sold to the state housing and municipal services administration. Yakutugol sells most of its output to the Asian Pacific region, primarily to Japan, South Korea and China, mostly pursuant to annual contracts.

Together with our acquisition of Yakutugol, we also acquired 68.86% of the shares of Elgaugol, which at the time of the acquisition held the license to the undeveloped Elga coal deposit in the Sakha Republic. After our acquisition of Elgaugol, the Elga mining license was transferred to Yakutugol effective as of the end of the first quarter of 2008. According to the license conditions, as amended in May 2010, we are required to meet certain operational milestones: (1) completing the legal permits for development of the Elga coal deposit by June 30, 2010 (a plan of initial mine block development was approved by the state authorities on June 30, 2010); (2) commencing construction of the mining plant in November 2009 (we commenced construction of the initial mine block of Elga open pit mine in November 2009); (3) completing construction of the first phase of Elga complex by December 31, 2013 and commencing coal production by November 30, 2010 (we commenced overburden mining at the initial mine block of Elga open pit mine in November 2010); (4) reaching an estimated annual coal production capacity of 9.0 million tonnes in July 2013; and (5) reaching targeted annual coal production of 18 million tonnes by July 2018. In addition, we undertook the obligation to build a rail branch line of approximately 315 kilometers in length, from the Ulak station on the Baikal-Amur Mainline up to the Elga coal deposit by December 31, 2011. See “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commercial Commitments.” We will operate this rail branch line as a private railway. However, according to Russian law, once we complete the railroad, we will have to share excess capacity with third parties.

On March 25, 2008, our subsidiary Yakutugol entered into a turn-key contract with Transstroy ZAO Engineering Corporation (“Transstroy”). Under this contract Transstroy undertakes to perform engineering survey works, handle the permitting process and design and build a rail branch line to the Elga coal deposit from the Baikal-Amur Mainline. Yakutugol’s obligation is to ensure timely payment, including advances, and build a temporary access road. In September 2009, due to failure to meet certain construction deadlines, we appointed our subsidiary Metallurgshakhtspetsstroy as the general contractor for the rail road construction instead of Transstroy and formed Mechel-Customer United Directorate OOO. Since October 2010, Yakutugol has performed the functions of technical customer in order to ensure closer supervision over the construction process and to obtain required permits. These measures allowed us to advance the construction process and reduce costs of construction works. Pursuant to the agreements currently in effect, in November 2010 we completed construction of an access road to the Elga deposit and in August 2011 we plan to commence temporary transportation of coal products on the rail road from the 209th kilometer point. We plan to complete the construction of the rail road to the Elga coal deposit and to open cargo transportation by December 31, 2011.

In August 2010, Mechel OAO entered into a cooperation agreement with OJSC FGC UES and JSC RusHydro where we agreed on the general principles and forms of cooperation in relation to Elga coal deposit and Nizhne-Bureyskaya water power plant projects. According to the cooperation agreement, Mechel is to complete the electricity-receiving infrastructure at the Elga coal deposit, RusHydro is to construct the Nizhne-Bureyskaya water power plant which is to provide electricity for Elga, and FGC UES is to develop and implement the network to distribute electricity from Nizhne-Bureyskaya water power plant to Elga.

In 1994 Sibirginsk Open Pit Mine (currently a branch of Southern Kuzbass Coal Company) received a coal license to develop the mineral deposits of the Uregolsky 1-2 area. Approximately 1.1 million tonnes of coal have been mined by us since that date at the mine site in the license area. Due to what we believe was a technical error made when the license was originally issued, there is an uncertainty as to whether the Uregolsk license area includes a part of the mine site with 37 million tonnes of coal deposits (the “New Uregolsk license area”). Applicable Russian regulations lack a procedure for correcting license boundaries in the event of an error, and as recently as 2006, 2007 and 2008, we carried out mining activities on the New Uregolsk license area in coordination with, and with the knowledge of, Rostekhnadzor. Furthermore, Southern Kuzbass Coal Company participated in an auction aimed at resolving the title to the New Uregolsk license area. The auction was concluded on June 26, 2008. Southern Kuzbass Coal Company submitted its bids against competing bidders until it believed that the higher bidder’s price was not economically justified in light of the estimated reserves in the license area. The final price was significantly higher than Southern Kuzbass Coal Company’s last bid. However, the winner of the auction failed to pay and the results of the auction were cancelled by the state authorities. In March 2011, a new tender was held for the right to use the New Uregolsk license area and Southern Kuzbass Coal Company participated in the tender and was granted the right to use the New Uregolsk license area. We expect to receive the license for New Uregolsk in July 2011. Meanwhile, we were involved in certain proceedings related to the usage of the mineral deposits on the New Uregolsk license area. For more information see “Item 8. Financial Information — Litigation — New Uregolsk license area.” Currently, no mining activity is conducted in the New Uregolsk license area. We believe that the coal mining at the New Uregolsk license area was in compliance with all applicable laws. Our subsidiary Southern Kuzbass Coal Company could face civil claims; however, we consider it unlikely that such claims will be made. Our mineral reserves as set forth in this document as of December 31, 2010 do not include minerals within the New Uregolsk license area.

U.S. coal mines

Our U.S. coal mines are primarily located within the central portion of the Appalachian Plateau physiographic province, which is a broad upland that extends from Alabama through Pennsylvania. The properties are located in McDowell and Wyoming counties, West Virginia, and are underlain by carboniferous sediments of the Appalachian Basin. This region is operated by the Norfolk Southern railroad and is in close proximity to a large river route by which the coal is transported to the ports in Virginia and the Mexican Gulf ports. The Bluestone properties have four mining complexes, Keystone No. 1 and No. 2 (“Keystone Mining Complexes”), Justice Energy and Dynamic Energy, together comprising five open pit and twelve underground mines.

The Keystone Mining Complexes consists of 28,328 hectares, of which 4,975 hectares are owned, 7,910 hectares are leased on the basis of long term leases expiring from 2031 to 2032 and 15,443 hectares are leased in perpetuity. The mines produce premium quality low volatile coking coal. During the past several years, the Keystone No. 1 Complex has consisted of three open pit, two underground and one highwall mine, a preparation plant and a rail loadout facility served by the Norfolk Southern Railroad. We constructed a new preparation plant at the Keystone Mining Complex No. 2 in 2010 and we plan to construct a loadout facility at the Keystone Mining Complex No. 2 and to start production from the two new underground mines and an open pit mine in 2011.

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

In 2010 Bluestone produced 3.1 million tonnes of clean equivalent coal.

The table below sets forth certain information regarding the mining permits used by our U.S. coal mines.

				Year
	Mines and	Mining Permit		Production
Mining Complex	Mining Method(1)	Expiry Date	Status(2)	Commenced

Keystone Mining Complexes	3 — Open Pit	2011 to 2014	In production	2001
	6 — Underground	2013 to 2015	2 — In production	1998
			4 — Idle
Justice Energy Mining Complex	1 — Open Pit	2012	In production	1982
	5 — Underground	2011 to 2014	Idle	2004
Dynamic Energy Mining Complex	1 — Open Pit	2012	In production	1997
	1 — Underground	2012	Idle	2007

(1)	“Underground” denotes an underground mine; “Open Pit” denotes a surface mine.

(2)	“In production” refers to sites that are currently producing coal. “Idle” denotes a mine which is planned to be productive in the future but temporarily neither active nor being developed.

Mine Safety Disclosure

The following information on certain mine safety results is presented for each underground coal mine, surface coal mine, and coal preparation and loading facility owned and operated by Mechel or its subsidiaries in the United States, for the annual period ended December 31, 2010 as reflected in the mine data retrieval system maintained by MSHA:

MSHA Mine						Proposed
Identification			104(d)(1)/	104(d)(2)/		Penalties In		Pending Legal
Number	104(a) S&S	104(b)	(No. of S&S)	(No. of S&S)(2)	107(a)	U.S. dollars(1)	Fatalities	Actions(3)

4608884	53	0	0	6 / (8)	0	62,314	0	8
4609020	59	0	0	14 / (8)	0	161,533	0	9
4609227	1	0	0	0	0	1,171	0	4
4608769	0	1	0	0	0	276	0	2
4608779	0	0	0	0	0	n/a	0	0
4609024	1	0	8 / (8)	0	0	46,414	0	1
4609031	0	0	0	0	0	100	0	1
4609123	1	0	2 / (2)	0	0	5,000	0	1
4608990	3	0	0	0	0	3,880	0	4
4608684	2	0	0	0	0	4,207	0	4
4609062	14	0	0	2 / (2)	0	20,908	0	3
4606578	42	1	1 / (1)	0	0	38,652	0	7
4603404	0	0	0	0	0	200	0	2
4609315	2	0	0	0	0	2,666	0	3
4609131	10	0	3 / (3)	0	0	1,715	0	3
4609316	0	0	0	0	0	n/a	0	0
4603444	71	0	52 / (50)	3 / (3)	0	134,552	0	9
4602446	0	0	0	0	0	300	0	2

Source: United States Mine Safety and Health Administration’s Data Retrieval System.

(1)	Amounts included are the total U.S. dollar value of proposed or outstanding assessments received from MSHA regardless of whether the assessment has been challenged or appealed, for citations and orders occurring during the 12-month period ended December 31, 2010.

(2)	Pattern or Potential Pattern of Violations. For the 12-month period ended December 31, 2010, none of our operations received written notice from MSHA of (i) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Act; or (ii) the potential to have such a pattern.

(3)	Includes all legal actions pending before the Federal Mine Safety and Health Review Commission, together with the Administrative Law Judges thereof, for each of our operations. These actions may have been initiated in prior quarters. All of the legal actions were initiated by us to contest citations, orders, or proposed assessments issued by MSHA, and if we are successful, may result in the reduction or dismissal of those citations, orders, or assessments.

•	Section 104(a) S&S Violations. The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Mine Act for which the operator received a citation from MSHA;

•	Section 104(b) Orders. The total number of orders issued under section 104(b) of the Mine Act, which represents a failure to abate a violation under section 104 within the period of time prescribed by MSHA;

•	Section 104(d) Citations and Orders. The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act;

•	Section 110(b)(2) Flagrant Violations. The total number of flagrant violations under section 110(b)(2) of the Mine Act.

•	Section 107(a) Imminent Danger Orders. The total number of imminent danger orders issued under section 107(a) of the Mine Act;

•	Proposed MSHA Assessments. The total U.S. dollar value of proposed assessments from MSHA under the Mine Act; and

•	Fatalities. The total number of mining-related fatalities.

Coal washing plants

We operate five coal washing plants located near our coal mines in Southern Kuzbass and one coal washing plant located near Yakutugol. All of the coal feedstock enriched by our washing plants in 2010 (23.3 million tonnes) was supplied by our own mining operations. In 2010, the capacity of our washing plants in Russia accounted for 19.2% of the total domestic coking coal washing capacity in Russia by volume, according to Rosinformugol. Bluestone currently uses four washing plants: two washing plants at the Keystone Mining Complex (Keystone No. 1 and Keystone No. 2) which are owned by Bluestone; the washing plant at the Justice Energy Mining Complex (Red Fox Property) which is contracted by Bluestone pursuant to a long-term agreement, and the washing plant at the Dynamic Energy Mining Complex (Coal Mountain Property) which is also contracted by Bluestone pursuant to a long-term agreement. Keystone No. 2 was commissioned in December 2010 and Keystone No. 1 has been temporarily idle due to temporary excess of washing capacity as compared to mining capacity at the Keystone mines.

Investments in coal companies

We own 16.13% of Mezhdurechye OAO, a Russian coal producer whose production volume accounted for 4.8% of Russian coking coal output and 2.0% of Russian total coal output in 2010, according to the Central Dispatching Department.

Coke and coking products production

We produce coke and coking products from coking coal concentrate at our subsidiaries Moscow Coke and Gas Plant, situated in the Moscow region, and Mechel-Coke, a subsidiary of Mechel Mining, located in the Urals.

The table below summarizes our production of coke and coking coal for the periods indicated.

	2010	2009	2008
	(In thousands of tonnes)

Coke (6% moisture)	3,884	3,233	3,326
Coking products	145	130	129

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

The table below sets forth the subsoil licenses used by our iron ore mines and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Korshunovsk	Korshunov Mining Plant	June 2014	In production	4.3	1965

Tatianinsk	Korshunov Mining Plant	June 2012	In production	1.3	1986
Rudnogorsk	Korshunov Mining Plant	June 2014	In production	5.1	1984

Krasnoyarovsk	Korshunov Mining Plant	July 2015	Feasibility study(1)	3.0	n/a

(1)	Not included in our mineral reserves.

The table below summarizes our iron ore and iron ore concentrate production for the periods indicated.

	2010		2009		2008
		Grade		Grade		Grade
	Tonnes	(% Fe)	Tonnes	(% Fe)	Tonnes	(% Fe)
	(In thousands of tonnes)(1)

Korshunovsk ore production	5,024	26.9%	5,683	25.4%	5,702	26.3%
Rudnogorsk ore production	6,013	32.5%	5,605	31.5%	5,911	34.6%
Tatianinsk ore production	67	27.8%	1	28.7%	110	29.2%

Total ore production	11,104	29%	11,289	28.5%	11,724	30.5%

Iron ore concentrate production	4,210	62.2%	4,208	62.4%	4,700	62.2%

(1)	Volumes are reported on a wet basis.

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

The quarry produces both high-grade flux limestone for use in steel-making and ferronickel production and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determine their suitability for a particular use. In 2010, approximately 88.5% of the limestone produced at Pugachev was used internally as auxiliary, with 66.9% shipped to Chelyabinsk Metallurgical Plant, 19.2% shipped to Southern Urals Nickel Plant, 1.8% to Izhstal, 0.6% to Beloretsk Metallurgical Plant, approximately 1.5% sold to third parties, and approximately 10.0% remained in the warehouse and was used for internal needs of the quarry. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2010	2009	2008
	(In thousands of tonnes)

Limestone production	1,895	1,865	1,692

Sales of mining products

The following table sets forth third-party sales of mining products (by volume) and as a percentage of total sales (including intra-group sales) for the periods indicated.

Product	2010	2009	2008	2010	2009	2008
	(In thousands of tonnes(1))			(% of total sales,
				including intra-group)

Coking coal concentrate(2)	8,292.1	4,848.4	8,360.3	73.9%	67.1%	77.1%
Steam coal(2)	4,249.8	8,224.0	7,629.4	78.6%	93.3%	91.8%
Anthracite and PCI coal	1,853.3	391.0	913.9	86.5%	56.1%	77.1%
Iron ore concentrate	3,283.1	3,786.7	2,713.1	83.9%	93.2%	58.1%
Coke	1,150.5	845.2	1,051.9	31.0%	27.1%	32.5%
Coking Products	171.6	116.6	123.5	100.0%	100.0%	100.0%

(1)	Includes resale of mining products purchased from third parties.

(2)	Includes only post-acquisition volumes of Bluestone.

The significant increase in coking coal concentrate sales in 2010 against 2009 was due to improved demand in both export and domestic markets. Our steam coal sales declined since a certain part of steam coal was processed and sold as PCI coal.

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 23 to our annual consolidated financial statements included herein.

	2010		2009		2008
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In millions of U.S. dollars, except for percentages)

Coking coal concentrate	1,457.5	47.8%	538.3	31.4%	1,860.9	50.8%
Domestic Sales	21.8%		35.5%		49.7%
Export	78.2%		64.5%		50.3%
Steam Coal	360.6	11.8%	614.8	35.9%	746.5	20.4%
Domestic Sales	26.4%		15.2%		12.1%
Export	73.6%		84.8%		87.9%
Anthracite and PCI coal	294.0	9.6%	28.5	1.7%	178.5	4.9%
Domestic Sales	17.0%		19.1%		8.5%
Export	83.0%		80.9%		91.5%
Coke	359.8	11.8%	138.7	8.1%	377.5	10.3%
Domestic Sales	72.8%		94.5%		77.6%
Export	27.2%		5.5%		22.4%
Coking Products	48.7	1.6%	22.6	1.3%	35.3	1.0%
Domestic Sales	68.5%		63.2%		52.6%
Export	31.5%		36.8%		47.4%
Iron ore concentrate	338.8	11.1%	233.0	13.6%	339.4	9.2%
Domestic Sales	40.0%		33.0%		23.5%
Export	60.0%		67.0%		76.5%
Other(1)	191.6	6.3%	137.3	8.0%	126.4	3.4%

Total	3,050.9	100%	1,713.2	100%	3,664.5	100%

Domestic Sales	34.4%		36.4%		42.1%
Export	65.6%		63.6%		57.9%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

In 2010, our mining products were marketed domestically in Russia primarily through Mechel Trading House and internationally through Mechel Trading and Mechel Carbon in Switzerland. The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated:

Region(1)	2010	2009	2008

Russia	32.3%	34.3%	42.0%
Other CIS	8.1%	1.2%	8.8%
Europe	18.2%	17.1%	15.1%
Asia	34.8%	37.1%	29.2%
Middle East	2.9%	4.8%	2.3%
Other regions	3.7%	5.5%	2.6%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for 33.1% of our mining segment sales in 2010.

	% of Total
	Mining		% of Total
	Segment		Products
Customer	Sales	Product	Sales

ArcelorMittal	10.6%	Coking coal concentrate	10.3%
		Steam coal	47.8%
Severstal	8.4%	Coking coal concentrate	8.8%
		Coke	35.7%
EvrazHolding	7.6%	Iron ore concentrate	38.5%
		Coking coal concentrate	6.9%
Ducalion Trading Ltd.	3.6%	Coking coal concentrate	7.1%
		Steam coal	1.8%
Sinosteel	2.9%	Coking coal concentrate	24.8%

Sales by Russian subsidiaries

Domestic sales

We generally do not involve intermediaries in the domestic distribution of our mining products. Our domestic coking and steam coal and iron ore customers are generally located in large industrial areas and have had long-standing relationships with us.

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to our customers, including steel producers. Our largest domestic customer for our coking coal concentrate was Severstal, accounting for 8.8% of our total coking coal concentrate sales and 4.2% of our total mining segment sales in 2010.

Pursuant to a directive from the FAS dated August 14, 2008, we entered into long-term coking coal supply contracts with some of our major domestic customers. These contracts provide for the supply of coking coal concentrate under a fixed price based on the price of premium hard coking coal under one-year contracts under FOB terms from Australian ports, excluding the costs of transshipment and rail transportation, with the application of a coefficient representing the quality of the coal concentrate. Previously, the delivery terms for most of our major domestic customers provided for sale at spot market prices. The long-term contracts were entered into with MMK, EvrazResurs, Severstal, KOKS and Metalltrade for terms of four and five years for a total annual delivery volumes of four to five million tonnes of coking coal. However, MMK, one of our major domestic customers with which we have entered into a five-year contract for delivery of a total of 12 million tonnes of coking coal, has filed a lawsuit in a Russian court seeking rescission of its contract. Metalltrade also has filed a lawsuit seeking termination of its five-year contract. Both of the petitions were dismissed by the court. See “Item 8. Financial Information — Litigation — Commercial litigation.” In general, the long-term contracts executed in accordance with the FAS directive do not guarantee sale of the volumes fixed under the contracts. In practice, customers may refuse to purchase products under these contracts and we have no means to influence them to take the contracted volumes in full.

We have long-term coking coal supply contracts with our major domestic customers Severstal, TC EvrazHolding and Ural Steel with quarterly adjustment of prices.

We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis. Some of our steam coal is consumed within the group; for example, sales of steam coal and middlings (lower-quality coal) from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were $21.8 million in 2010. In total, 1.2 million tonnes of steam coal was consumed within the group. SUE Housing Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 20.9% of our total steam coal sales and 0.7% of our total mining segment sales in 2010.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. Our largest domestic customer, EvrazHolding, accounted for 38.5% of our total iron ore concentrate sales and 4.3% of our total mining segment sales in 2010. We set our prices on a monthly or quarterly basis as agreed with the customers.

Our subsidiary Mecheltrans is a railway freight and forwarding company, which owns its own rail rolling stock, consisting of 409 open cars and 213 pellet cars, leases 640 open cars and has 3,380 open cars under equipment finance leases. Mecheltrans transported domestically approximately 43.0 million tonnes of our cargo in 2010, approximately 64% of which was comprised of coal and iron ore.

Export sales

We export coking coal, low ash washed bituminous coal of various grades, various types of steam coal, anthracite, coke and iron ore concentrate.

In 2010, the largest foreign customer of our mining segment was ArcelorMittal, accounting for 10.0% of our total mining segment sales. ArcelorMittal purchases consisted of coking coal concentrate and steam coal.

We were Russia’s largest exporter of coking coal concentrate in 2010, according to RasMin. Our exports of coking coal concentrate primarily go to China, Japan, Ukraine and South Korea. In 2010, ArcelorMittal, Ducalion Trading Ltd., Sinosteel Raw Materials Company Ltd., JFE Steel Company and Shanxi Coking Coal Group were our largest foreign customers of coking coal concentrate, accounting for 29.8% of our total coking coal concentrate sales and 14.2% of our total mining segment sales. Shipments are made by rail to sea ports and further by sea, except for shipments to Ducalion Trading Ltd. that are made only by rail.

Our exports of steam coal, anthracite and PCI coal are primarily to Luxembourg, France and Japan, which together accounted for 31.2% of our total steam coal sales and 6.7% of our total mining segment sales in 2010. In 2010, our largest foreign customers of steam coal (including anthracite and PCI coal) were ArcelorMittal in Europe, Sumitomo Corporation in Japan and Toplofikatsia Rousse in Bulgaria. Steam coal is shipped to customers from our warehouses by railway and further by ship from Russian ports.

Our Port Posiet processed 3.6 million tonnes of coal in 2010. From Port Posiet we ship primarily our steam coal and coking coal concentrate to Japan, Korea and China. The port’s current capacity is approximately 3.5 million tonnes of annual cargo-handling throughput and 230,000 tonnes of warehousing capacity depending on coal type. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our Yakutugol coal production to market.

In 2010, we used annual contracts for export sales of coking and steam coal. Coal not shipped under annual contracts was sold on the spot market.

We also sold iron ore concentrate to customers in China during 2010, which accounted for 60.2% of our total iron ore concentrate sales and 6.7% of our total mining segment sales in 2010. We ship iron ore concentrate to China by rail and by sea.

Sales by U.S. subsidiaries

Bluestone mining business sold 2.6 million tonnes of coking and steam coal in 2010, 74% of which was sold to the export market. Substantially all of the coal was sold on the spot market. Coal is transported from the mining complexes to customers by means of railroads, trucks, barge lines and ocean-going ships from terminal facilities. All production is shipped via the Norfolk Southern Railroad, so our Bluestone operations are dependent on the capacity of and our relationship with Norfolk Southern Railroad. These shipments either go directly to coking plants in North America or to port facilities for transloading into ocean going ships. In 2010, all Bluestone exports went through the port of Norfolk, Virginia.

Market share and competition

Coal

According to AME, we were among the 10 largest metallurgical coal producers in the world in 2010. The following table lists the major world metallurgical coal (i.e. coking coal and PCI coal) producers in 2010.

Metallurgical Coal
Production
(Millions of
Company	Tonnes)

BHP Mitsubishi Alliance	59
Teck Resources Limited	23
Alpha Natural Resources(1)	17
Anglo American PLC	15
Xstrata PLC	14
Mechel	13
Rio Tinto Group	12
Peabody Energy Corp.	10
Walter Energy(2)	9
Patriot Coal Corporation	7

Source: AME; company reports; trade statistics

(1)	Pro-forma acquisition of Massey Energy by Alpha Natural Resources. This assumes the consolidation of Massey Energy and Alpha Natural Resources estimated export figures.

(2)	Pro-forma acquisition of Western Coal by Walter Energy. This assumes the consolidation of Western Coal and Walter Energy estimated export figures.

According to AME, we were among the 10 largest metallurgical coal exporters in the world in 2010. The following table lists the major world metallurgical coal exporters and their shares of the total metallurgical coal international trade in 2010.

	Metallurgical Coal	% of Total
	Export	Internationally
	(Millions of	Traded
Company	Tonnes)	Metallurgical Coal

BHP Mitsubishi Alliance	58	22%
Teck Resources Limited	22	8%
Anglo American PLC	15	6%
Xstrata PLC	14	5%
Alpha Natural Resources(1)	13	5%
Rio Tinto Group	12	4%
Peabody Energy Corp.	9	2%
Mechel	8	3%
Walter Energy(2)	6	3%
Patriot Coal	5	2%
Other	107	40%

Total Metallurgical coal exports	269	100%

Source: AME; company reports; trade statistics

(1)	Pro-forma acquisition of Massey Energy by Alpha Natural Resources. This assumes the consolidation of Massey Energy and Alpha Natural Resources estimated export figures.

(2)	Pro-forma acquisition of Western Coal by Walter Energy. This assumes the consolidation of Western Coal and Walter Energy estimated export figures.

According to Rosinformugol, in 2010 the Russian coal mining industry was represented by 201 companies, which operated 85 underground mines and 116 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data, the ten largest coal mining companies in Russia produced 78.9% of the overall coal production volume in 2010.

According to data from the Central Dispatching Department, in 2010, we were the largest coking coal producer in Russia, with a 22.2% share of total production by volume, and we had a 7.2% market share with respect to overall Russian coal production by volume. We also controlled 19.2% of the coking coal washing facilities in Russia by capacity at the end of 2010, according to Rosinformugol. The following table lists the main Russian coking coal producers in 2010, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

		Coking	% of
		Coal	Coking
		Production	Coal
		(Thousands	Production
Group	Company	of Tonnes)	by Volume

Mechel OAO	Southern Kuzbass Coal Company OAO	7,072	10.9%
	Yakutugol Holding Company OAO	7,409	11.4%
	Mechel Total	14,481	22.2%
Sibuglemet Holding	Polosukhinskaya Mine OAO	2,903	4.5%
	Mezhdurechye OAO(1)	3,113	4.8%
	Antonovskaya Mine ZAO	776	1.2%
	Bolshevik Mine OAO	1,303	2.0%
	Sibuglemet Total	8,095	12.4%
Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	7,509	11.5%
Severstal OAO	Vorkutaugol OAO	7,197	11.1%
Raspadskaya OAO	Raspadskaya ZAO	7,160	11.0%
Kuzbassrazrezugol Coal Company OAO	Kuzbassrazrezugol Coal Company OAO	4,686	7.2%
Belon Group	PO Sibir-Ugol OAO	4,133	6.3%
SUEK OAO	SUEK OAO (Kemerovo region)	2,743	4.2%
Other		9,108	14.0%

Total		65,111	100%

Source: Central Dispatching Department.

(1)	We own 16.13% of Mezhdurechye OAO.

According to data from the Central Dispatching Department, in 2010, we were the fourth largest steam coal producer in Russia in terms of volume, with a 3.4% share of total production. The following table lists the main Russian steam coal producers in 2010, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

		Steam Coal	% of
		Production	Steam Coal
		(Thousands	Production
Group	Company	of Tonnes)	by Volume

SUEK OAO	SUEK OAO (Kemerovo region)	24,312.8	9.4%
	SUEK OAO (Krasnoyarsk territory)	29,546.3	11.5%
	Vostsibugol OOO (Irkutskregion)	12,625.7	4.9%
	SUEK OAO (Republic of Khakasia)	9,907.7	3.8%
	SUEK OAO (Tugnuiskii open pit)	6,856.2	2.7%
	SUEK OAO (Zabaikalsk territory)	5,646.0	2.2%
	Primorskugol OAO	5,171.2	2.0%
	Urgalugol OAO	2,613.9	1.0%
	SUEK Total	96,679.8	37.5%
Kuzbassrazrezugol Coal Company OAO	Kuzbassrazrezugol Coal Company OAO	45,021.6	17.5%
SDS-Ugol Holding Company OAO	Chernigovets ZAO	5,306.2	2.1%
	Salek ZAO	2,783.9	1.1%
	Yuzhnaya Shaft Mine OAO	2,368.0	0.9%
	Kiselevsky Open Pit Mine OAO	2,048.2	0.8%
	Kiselevskaya Shaft Mine OOO	373.9	0.1%
	UK Prokopyevskugol OOO	118.3	0.0%
	Itatugol OOO	82.4	0.0%
	SDS-Ugol Total	13,080.9	5.1%
Mechel OAO	Southern Kuzbass Coal Company OAO	6,912.7	2.7%
	Yakutugol Holding Company OAO	1,776.5	0.7%
	Mechel Total	8,689.2	3.4%
EvrazGroup	Yuzhkuzbassugol Coal Company ZAO	3,830.3	1.5%
Kuzbasskaya TK OAO	Kuzbasskaya TK OAO	6,718.5	2.6%
Primorskugol OAO	Primorskugol OAO	5,171.2	2.0%
Zarechnaya Shaft Mine OAO	Zarechnaya Shaft Mine OAO	5,002.0	1.9%
LUTEK OAO	LUTEK OAO	4,300.9	1.7%
Other		69,395.1	26.9%

Total		257,889.5	100.0%

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

According to the U.S. Department of Energy/Energy Information Administration, the total production of coal in the United States in 2010 was 1,086 million tonnes. Bluestone’s share of total production was 0.29%.

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal-Courier, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, the Evraz Group and

Severstal-Resurs, representing over 69.0% of total production of iron ore concentrate. We were sixth in production volume in 2010 with 4.2 million tonnes of iron ore concentrate, representing 4.3% of total production of iron ore concentrate in Russia.

Mineral reserves (coal, iron ore and limestone)

Our mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our mineral reserves (coal, iron ore, limestone, nickel and chrome) has been prepared by our internal mining engineers as of December 31, 2010. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections. We retained Marston & Marston, Inc., to conduct an independent review of our Russian mineral resources and reserves (coal, iron ore and limestone), and Weir International, Inc., to conduct an independent review of our U.S. mineral resources and reserves (coal). Each of Marston & Marston and Weir International is a U.S. based mining engineering firm qualified to conduct reviews and prepare technical reports on mineral resources and reserves.

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

Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2012 through 2033. Our most significant licenses expire between 2012 and 2024. Based on the Russian Subsoil Law, as amended, and as currently applied in practice, as evidenced by publicly available information and by a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit. License extensions are being granted subject to the licensee not being in violation of the terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil licensing in Russia — License extensions.” We have already received extension of two of our licenses and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a large extent subject to the discretion of regulatory authorities. Therefore, we present our reserves in two categories. Material contained in the production schedule and cash flow that is expected to be mined prior to the license expiration date is referred to as “Within Subsoil License Term Reserves” and material contained in the production schedule and cash flow that is expected to be mined after the license expiration date is referred to as “Outside Subsoil License Term Reserves.” See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “— Regulatory Matters — Subsoil licensing in Russia.”

The Bluestone companies’ mining permits expire in 2011 through 2015. Currently, eleven of our 50 permits issued by the U.S. National Pollutant Discharge Elimination System (NPDES) are pending renewal with the state of West Virginia following orders from the U.S. Environmental Protection Agency (EPA). See “Item 3. Key Information — Risk Factors — Risks Relating to Other Countries Where We Operate— The Bluestone companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters and face a highly litigious environment.”

Coal

As of December 31, 2010, we had coal reserves (proven and probable) totaling 1,316.0 million tonnes, of which approximately 63.0% was coking coal. The table below summarizes coal reserves by mine.

	Within Subsoil	Outside Subsoil	Total	Heating
Coal Reserves(1)(2)	License Term	License Term	Coal Reserves	Value(3)(4)	% Sulfur(4)
	(In millions of tonnes)(5)(6)(7)

Krasnogorsk Open Pit	100.7	106.0	206.7	5,800	0.40
Coking Coal	—	—	—
Steam Coal	100.7	106.0	206.7
Tomusinsk Open Pit	4.0	13.2	17.2	8,350	0.30
Coking Coal	3.0	8.2	11.2
Steam Coal	1.0	5.0	6.0
Olzherassk Open Pit	25.7	13.6	39.3	8,170	0.25
Coking Coal	8.3	5.5	13.8
Steam Coal	17.4	8.1	25.5
New-Olzherassk Underground	21.6	19.8	41.4	7,900	0.30
Coking Coal	—	—	—
Steam Coal	21.6	19.8	41.4
Sibirginsk Open Pit	10.9	89.9	100.8	8,483	0.30
Coking Coal	7.4	42.2	49.6
Steam Coal	3.5	47.7	51.2
Sibirginsk Underground	32.0	14.5	46.5	8,441	0.29
Coking Coal	32.0	14.5	46.5
Steam Coal	—	—	—
Lenin Underground	5.9	24.0	29.9	8,468	0.33
Coking Coal	5.9	24.0	29.9
Steam Coal	—	—	—
Nerungrinsk Open Pit	38.9	108.8	147.7	8,600	0.30
Coking Coal	35.3	104.3	139.6
Steam Coal	3.6	4.5	8.1
Kangalassk Open Pit	0.6	11.6	12.2	6,700	0.40
Coking Coal	—	—	—
Steam Coal	0.6	11.6	12.2
Elga Open Pit	101.3	414.2	515.5	7,500-8,600	0.30
Coking Coal	64.1	333.6	397.7
Steam Coal	37.2	80.6	117.8

	Within Subsoil	Outside Subsoil	Total	Heating
Coal Reserves(1)(2)	License Term	License Term	Coal Reserves	Value(3)(4)	% Sulfur(4)
	(In millions of tonnes)(5)(6)(7)
Keystone Mining Complex(8)	130.0	—	130.0
Coking Coal	114.4		114.4	8,704	0.86
Steam Coal	15.6		15.6	8,042	0.82
Dynamic Energy Mining Complex(9)	19.7	—	19.7
Coking Coal	18.4		18.4	8,320	0.92
Steam Coal	1.3		1.3	8,575	1.02
Justice Energy Mining Complex(10)	9.1	—	9.1
Coking Coal	8.5		8.5	8,661	1.10
Steam Coal	0.6		0.6	8,541	1.20

Total	500.4	815.6	1,316.0

Coking Coal	297.3	532.3	829.6
Steam Coal	203.1	283.3	486.4
% of Total
Coking Coal	59.4%	65.3%	63.0%
Steam Coal	40.6%	34.7%	37.0%

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	We own 96.6% of Southern Kuzbass Coal Company mines, 74.5% of Tomusinsk Open Pit Mine, 100% of Yakutugol mine, 100% of Elga mine and 100% of Bluestone mines. Reserves are presented for the mines on an assumed 100% ownership basis.

(3)	Heating values (in kcal/kg) are reported on a moisture- and ash-free basis.

(4)	The figures represent the average for the relevant licensed period.

(5)	Volumes are reported on a wet in-place basis.

(6)	The average coal recovery factors for raw coal sent to Siberian Central Processing Plant, Kuzbass Central Processing Plant, Tomusinsk Processing Mills, Krasnogorsk Processing Plant and Nerungrinsk Processing Plant are projected to be 78%, 73%, 82%, 55% and 64%, respectively. The average coal recovery factor for raw coal mined at Elga mine is projected to be 70%.

(7)	In estimating our reserves located in Russia we use coal prices which are in line with 3-year average prices and currency conversions are carried out at average official exchange rates of the Central Bank of Russia. Average prices used were:

•	Southern Kuzbass Coal Company: run-of-mine coking coal — $65.02 per tonne; run-of-mine steam coal — $30.44 per tonne.

•	Nerungrinsk Open Pit: run-of-mine coking coal — $85.74 per tonne.

•	Elga: run-of-mine coking coal — $81.91 per tonne; run-of-mine steam coal — $39.32 per tonne.

In estimating our Bluestone reserves we use prices in the range of $135-140 for coking coal and $30-35 for steam coal which are in line with 3-year average prices.

(8)	Coal reserves of 130.0 million tonnes in total consist of 69.0 million tonnes of proven and 61.0 million tonnes of probable reserves.

(9)	Coal reserves of 19.7 million tonnes in total consist of 10.4 million tonnes of proven and 9.3 million tonnes of probable reserves.

(10)	Coal reserves of 9.1 million tonnes in total consist of 5.9 million tonnes of proven and 3.2 million tonnes of probable reserves.

Our Dzhebariki-Khaya Underground Mine does not contain mineral reserves. Although it is an operating mine and the geological sampling and density requirements have been met, it fails to meet the economic criteria. Our Southern Kuzbass Coal Company subsidiary also has a number of coal mining licenses with which no mineral reserves are associated.

Elga, a coalfield for which our subsidiary Yakutugol holds a subsoil license, is now an undeveloped property in a remote area of Siberia. Elga contains large quantities of export-quality coking and steam coal. Since 1998 there have been several studies on Elga, including geology and resources, mine planning, railway construction and feasibility studies. We plan to mine Elga using open pit mining methods. In 2009, Mechel Engineering worked out the general scheme of the Elga coal complex development, which includes a basic technical layout of the main facilities (housing complex, railway station, concentrating plant) and sets the order of priority of construction and operation of the Elga open pit coal mine. In 2009, the design institute NTC Geotechnology OOO developed a plan of initial mine block development for the three-year period from 2010 until 2012 that allowed us to commence overburden mining at the initial mine block of Elga open pit mine in November 2010. The plan was approved by the Central Commission for Development of the Federal Agency for Subsoil Use.

There are a number of significant risk factors associated with the Elga project. These risks have the potential to impact the calculation of the Elga reserves by affecting the project’s legal or economic viability. Key risks that have been identified include the following:

•	According to the terms of the subsoil license for the Elga coal deposit, we must construct a rail branch line from the Baikal-Amur Mainline to the coal deposit, which would be approximately 315 kilometers in length. The construction of the rail line branch had already started some time before we acquired the Elga coal deposit. Following the acquisition in October 2007, we continued the construction but it was delayed during the period from September 2008 to August 2009 because of limited availability of financing during the global financial crisis. In view of our commitments under the subsoil license, we have proactively applied for and obtained amendments to certain terms of the subsoil license, and in particular, on May 14, 2010, the Ministry of Natural Resources and Ecology extended certain construction deadlines as follows: (1) completion of the construction of the rail branch line was postponed from September 30, 2010 to December 31, 2011, and (2) completion of the construction of the first phase of Elga complex was postponed from October 30, 2010 to December 31, 2013. If the current deadlines are not met, our subsoil license for Elga may be suspended or terminated or we may be required to extend the license under less favorable terms. We believe that given the substantial progress we have made with development of this project and the considerable amount of money we have invested in the project, combined with the importance of this project to the region, we will be able to obtain further extensions of the construction deadlines should they be necessary, but we cannot guarantee that such extensions will be granted.

•	The viability of the Elga project is dependent upon the construction of the rail branch line referred to above. Construction is currently in process.

•	A detailed feasibility study was completed on the Elga project in 2005. Currently, a new engineering study is being prepared for the first construction phase of Elga complex which will, among other, specify project capital and operating costs which may change due to further evaluation of the project. In April 2011, we expect to produce the plan for the first construction phase of Elga complex with annual production capacity of 9.0 million tonnes of coal. Increases in capital and operating costs have the potential to make the Elga project uneconomical because of the project’s sensitivity to these costs.

•	The Elga project is very sensitive to market prices for coal because of the high initial capital costs.

•	Insufficient capacity of ports in the Eastern part of Russia where Elga deposit is located may limit the distribution of coal mined at Elga deposit.

Iron ore

As of December 31, 2010, we had iron ore reserves (proven and probable) totaling 126.2 million tonnes at an average iron grade of 27.9%. The table below summarizes iron ore reserves by mine.

	Within Subsoil	Outside Subsoil		Grade
Iron Ore Reserves(1)(2)(3)(4)	License Term	License Term	Total	(% Fe)(5)
	(In millions of tonnes)

Korshunovsk	21.0	19.2	40.2	24.4
Rudnogorsk	20.5	62.0	82.5	29.6
Tatianinsk	0.8	2.8	3.5	26.1

Total	42.3	84.0	126.2	27.9

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	In estimating our reserves we use an average price of $82 per tonne of iron ore concentrate and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

(3)	Volumes are reported on a wet basis.

(4)	We own 85.6% of Korshunov Mining Plant mines. Reserves are presented for the mines on an assumed 100% ownership basis.

(5)	Metallurgical recovery is projected to be 79%.

Limestone

As of December 31, 2010, we had limestone reserves (proven and probable) totaling 20.5 million tonnes at 55.2% calcium oxide.

	Within Subsoil	Outside Subsoil		Grade
Limestone Reserves(1)(2)(3)	License Term	License Term	Total	(% CaO)
	(In millions of tonnes)

Pugachev	6.0	14.5	20.5	55.2

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	We own 91.4% of Beloretsk Metallurgical Plant which owns 100% of Pugachev Open Pit, the holder of the subsoil license for the Pugachev limestone quarry. Reserves are presented for the mine on an assumed 100% ownership basis.

(3)	In estimating our reserves we use an average price of $5.71 per tonne of commodity limestone which is in line with 3-year average price and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

Steel Segment

Our steel segment comprises production and sale of semi-finished steel products, carbon steel long products and specialty steel long products, carbon and stainless flat products, and value-added downstream metal products including wire products, stampings and forgings. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. Our steel segment is supported by our mining segment, which includes iron ore concentrate and coke, and our ferroalloys segment, which includes ferronickel, ferrochrome and ferrosilicon.

Our steel segment has production facilities in Russia, Lithuania and Romania. Our total steel output was 5.9 million tonnes in 2008, 5.5 million tonnes in 2009 and 6.1 million tonnes in 2010.

Description of key products

Pig iron.  Pig iron is an iron alloy with usual carbon content of above 2% which is produced from smelting iron ore feed (sinter, pellets and other ore materials) in the blast furnace. Cold pig iron is brittle. Liquid pig iron is used as an intermediate product in the manufacturing of steel. Cold pig iron can be used as charging material for steel manufacturing in electric arc furnaces and in manufacturing of cast iron in cupolas. We sell small volumes of pig iron from our Chelyabinsk Metallurgical Plant to third parties.

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

Stampings and forgings.  Stampings are custom parts stamped from flat products. Forgings are specialty products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our forgings and stampings are offered on a made-to-order basis according to minimum batches depending on the products’ sizes. Our product offerings include rollers and axles used in vehicle manufacturing; bearings, gears and wheels; bars; and others. Our stampings and forgings are produced at Urals Stampings Plant, including its branches. Izhstal and Mechel Targoviste also produce stampings and forgings.

Wire products and seized rolling.  Wire products are the result of processing of wire rod and rolled band which are ready for use in manufacturing and consumer applications. Our wire products are manufactured at Izhstal, Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant in Russia, Mechel Campia Turzii and Ductil Steel in Romania and Mechel Nemunas in Lithuania. Our wide-ranging wire products line includes spring wire; welding electrodes; wire for bearing manufacturing; precision alloy wire; high and low carbon concrete reinforcing wire; galvanized wire; copper-coated and bright welding wire; various types of nails; steel wire ropes specially engineered for the shipping, aerospace, oil and gas and construction industries; aerials for electric trams and buses; steel wire ropes for passenger and freight elevators; general-purpose wire; steel straps and clips; chain link fences; welded (reinforcing) meshes; wire fiber for concrete reinforcing; and others.

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2010	2009	2008
	(In thousands of tonnes)

Pig Iron	4,149	3,805	3,500
Semi-Finished Steel Products, including:	2,212	1,913	1,687
Carbon and Low-Alloyed Semi-Finished Products	1,783	1,806	1,710
Long Steel Products, including:	3,515	3,099	3,348
Stainless Long Products	12	22	15
Alloyed Long Products	383	63	36
Rebar	1,901	1,536	1,535
Wire Rod	713	631	580
Low-Alloyed Engineering Steel	341	430	606
Flat Steel Products, including:	443	345	357
Stainless Flat Products	46	31	37
Carbon and Low-Alloyed Flat Products	397	313	320
Forgings, including:	76	49	72
Stainless Forgings	3	2	1
Alloyed Forgings	45	30	29
Carbon and Low-Alloyed Forgings	28	16	41
Stampings	97	61	86
Wire Products, including:	869	627	719
Wire	672	487	556
Ropes	58	41	52

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace, or BOF, and production in an electric arc furnace, or EAF.

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. Approximately 71% of the world’s steel output is made in a BOF, most typically in large-scale plants that must produce 3-4 million tonnes per year to be economically efficient.

In EAF steel manufacturing, steel is generally produced from remelted scrap. Heat to melt the scrap is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 28% of world steel output is made in EAFs.

Steel products are broadly subdivided into two categories — flat and long products. Flat products are hot-rolled or cold-rolled coils and sheets that are used primarily in manufacturing industries, such as the white goods and automotive industries. Long products are used for construction-type applications (beams, rebar) and the engineering industry. To create flat and long products, molten raw steel is cast in continuous-casting machines or casting forms (molds). The molten steel crystallizes and turns into semi-finished products in the form of blooms, slabs or ingots. Ingots and blooms have a square cross-section and are used for further processing into long products. Slabs have a rectangular cross-section and are used to make flat products. All products are rolled at high temperatures, a process known as hot rolling. They are drawn and flattened through rollers to give the metal the desired dimensions and strength properties. Some flat steel products go through an additional step of rolling without heating, a process known as cold rolling and is used to create a permanent increase in the hardness and strength of the steel. After cold rolling, annealing in furnaces with gradual cooling that softens and stress-relieves the metal is periodically required. Oil may be applied to the surfaces for protection from rust.

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

Steel production facilities

Most of our metallurgical plants have obtained a certificate of quality under ISO international standards. For example, the main manufacturing processes at Beloretsk Metallurgical Plant, Mechel Campia Turzii, Chelyabinsk Metallurgical Plant, Mechel Targoviste, Laminorul Plant, Ductil Steel, Urals Stampings Plant and Izhstal are ISO 9001:2008 certified. Ductil Steel and wire-drawing workshops No. 1 (TS1) and No. 3 (TOT3) of Mechel Campia Turzii are ISO 14001 certified.

Chelyabinsk Metallurgical Plant

Chelyabinsk Metallurgical Plant produces rolled products and semi-finished products for further milling in Russia or our internal needs. Chelyabinsk Metallurgical Plant is sintering production for blast furnaces, BOF/EAF steel mill with rolling production. It produces semi-finished steel products, and flat and long carbon and stainless steel products. Its customer base is largely comprised of customers from the construction, engineering, hardware and ball-bearing industries. We acquired Chelyabinsk Metallurgical Plant in 2001.

The plant sources all of its coking coal needs from Southern Kuzbass Coal Company and from Yakutugol and most of its iron ore needs from our Korshunov Mining Plant and a majority of its nickel needs from our Southern Urals Nickel Plant. In 2006, coke production and specialty steel production were separated from Chelyabinsk Metallurgical Plant into separate entities, including Mechel-Coke, which were wholly-owned subsidiaries of Chelyabinsk Metallurgical Plant. In August 2007, ownership of Chelyabinsk Metallurgical Plant’s specialty steel operations was transferred to the Chelyabinsk branch of Urals Stampings Plant. In July 2010, 100% interest in Mechel-Coke was transferred to Mechel Mining.

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; three EAF workshops equipped with electric arc ovens, including two large ovens of 100 and 125 tonnes, respectively; small-capacity direct- and alternating-current furnaces: four continuous billet-casters; a blooming mill with continuous rolling mill for 200-320 millimeter and 80-180 millimeter billets; six long product mills for 6.5-190 millimeter diameter round bar and 75-156 millimeter square bar, 6.5-10 millimeter wire rod, rebar steel, bands and long products; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeter cold-rolled stainless sheet. In addition, we have at our Chelyabinsk Metallurgical Plant four sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
	(In thousands of tonnes, except for percentages)

Sintering	4,760	99.9%	360
Pig Iron	4,300	96.5%	—
Steel-making	5,177	99.6%	—
Rolling	4,751	94.8%	—

Chelyabinsk Metallurgical Plant produced 5.2 million tonnes of raw steel and 4.5 million tonnes of rolled products in 2010.

In the second half of 2007, we began an upgrade of Chelyabinsk Metallurgical Plant’s arc-furnace melting shop No. 6 to increase continuous slab production capacity to 1.2 million tonnes per year. Danieli & C. Officine Meccaniche S.p.A. (“Danieli”), an Italian supplier of equipment and plants to the metals industry, is the basic equipment provider for the concasting machine and the out-of-furnace processing complex. In July 2010 we comissioned new production complex in arc-furnace melting shop No. 6 which consists of ladle furnace, vacuum degasser and a slab concaster. Currently, contractual equipment tests are being completed.

In 2008, we initiated construction of a universal rail and structural rolling mill at the Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum.

The project will require $664.9 million in capital investments. The launch of the new rolling mill is scheduled for the end of 2011. On June 30, 2008, Chelyabinsk Metallurgical Plant entered into an agreement with Danieli to supply the universal rolling mill. The total amount of the contract is €220.0 million. In order to perform design, construction-and-assembling and pre-commissioning works on the rolling mill, on October 29, 2008, Chelyabinsk Metallurgical Plant signed a contract with the Chinese construction company Minmetals Engineering Co. Ltd. (“Minmetals”). The contract is concluded on a turnkey basis with a total value of $261.0 million.

We expect that the main target customers for the universal mill products will be Russian Railways and construction companies. On November 13, 2008, Chelyabinsk Metallurgical Plant and Russian Railways signed an agreement for supply of rails for the period until 2030. The annual minimum supply volume is fixed at 400,000 tonnes of rail. Performance under the agreement is subject to the commissioning of the universal rail and structural steel mill at the Chelyabinsk Metallurgical Plant.

In December 2010 Mechel Materials started the assembling of the main manufacturing equipment of the grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 million tonnes capacity per annum on the premises of Chelyabinsk Metallurgical Plant. The main raw material will be blast furnace slag produced by Chelyabinsk Metallurgical Plant, which will result in non-waste production of pig iron at the facility. This complex will be the first Russian facility producing high quality Portland blast-furnace slag cement of certain grade (CEMIII/A). Portland blast-furnace slag cement is widely used for production of reinforced concrete goods which are widely used in construction industry. The general contractor is Austrian FMW GmbH. The amount to be invested is estimated at €110.0 million. The commissioning of the grinding-mixing complex is planned for the second quarter of 2012.

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

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
	(In thousands of tonnes, except for percentages)

Steel-making	85	92.1%	266
Rolling	390	86.5%	30
Wire products and seized rolling	57.1	81.9%	—
Forging and stamping	21.6	79.1%	—

Izhstal produced approximately 78.3 thousand tonnes of raw steel, 337.3 thousand tonnes of rolled products, 46.7 thousand tonnes of wire products and seized rolling and 17.1 thousand tonnes of stampings and forgings in 2010.

In order to improve Izhstal’s efficiency, in the second half of 2007 we began the first stage of an upgrade at the Izhstal mill, including the installation of a new modern electric arc furnace with a total capacity of 40 tonnes, an out-of-furnace processing complex and a new concasting machine, in addition to reconstruction of rolling mill No. 250 and the disposal of outdated open-hearth furnaces. The new electric steelmaking complex was comissioned in September 2010 and currently equipment tests are being carried out. Reconstruction of rolling mill No. 250 which had been suspended due to the global financial and economic crisis of 2008-2009 was resumed in October 2010. The upgrade process will result in: (1) significant reductions in consumption of metal, natural gas and electric power in rolled product manufacturing, (2) improvements in product quality to meet current international standards and expansion of product range, and (3) environmental improvements.

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

Beloretsk Metallurgical Plant’s principal production lines include a steel-rolling workshop equipped with a wire mill for production of wire rod of 5.5-13.5 millimeters in diameter; a number of wire products workshops equipped with drawing, rewinding, wire stranding, cabling and closing machines and heat treatment furnaces, wire annealing and galvanizing, patenting and galvanizing lines; and a cold rolling line. In 2010, we invested $3.5 million to improve product quality, increase output, reduce production costs and increase profitability. Due to this investment, in December 2010 we started-up a MIG/MAG welding wire line with a total cost of $2.9 million. The wire is actively used in machinery and construction industries for welding of building structures and machine parts. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
	(In thousands of tonnes, except for percentages)

Rolling	630	99.5%	—
Wire products	490	98.6%	47

Beloretsk Metallurgical Plant produced a total of 714.8 thousand tonnes of steel products made from semi-finished products in 2010, including Chelyabinsk Metallurgical Plant’s semi-finished products (wire rod) which were used in wire products production in the amount of 98.3 thousand tonnes. Wire products production amounted to 483.0 thousand tonnes. Rolled products production amounted to a total of 626.8 thousand tonnes, out of which 395.0 thousand tonnes were further processed into wire products and 231.8 thousand tonnes constituted the output volume of wire rod for third party customers.

Vyartsilya Metal Products Plant

Vyartsilya Metal Products Plant is a wire products plant in the Karelian Republic, an administrative region in northwestern Russia near the Finnish border that produces low carbon welding, general-purpose and structural wire, nails and steel bright and polymeric-coated chain link fences. The plant uses wire rod supplied by Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. The plant’s customers are largely from the construction, automotive and furniture industries. We acquired Vyartsilya Metal Products Plant in 2002.

Vyartsilya Metal Products Plant’s principal production facilities include drawing and chain linking machines and nail presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
(In thousands of tonnes, except for percentages)

Wire products	120	98.7%	10

Vyartsilya Metal Products Plant produced 118.4 thousand tonnes of wire products in 2010.

Urals Stampings Plant

Urals Stampings Plant produces stampings from specialty steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its specialty steel needs from Chelyabinsk Metallurgical Plant. We acquired Urals Stampings Plant in 2003.

Urals Stampings Plant’s principal production facilities include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
(In thousands of tonnes, except for percentages)

Stampings and forgings	100	79.7%	—

Urals Stampings Plant produced 79.7 thousand tonnes of specialty steel stampings in 2010.

Mechel Targoviste

Mechel Targoviste is a major Romanian EAF steel mill that produces specialty and carbon long products, forgings and seized rolling. Mechel Targoviste is the largest producer of rebar in Romania and the second largest producer of raw steel in Romania, according to Metal Invest Consulting, a member of UniRomSider, a Romanian association of steel manufacturers. The plant’s customers are largely from the engineering, automotive, tool, ball-bearing, tube, seized rolling and construction industries. We acquired Mechel Targoviste in 2002.

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

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
	(In thousands of tonnes, except for percentages)

Steel-making	550	81.1%	—
Forging and stamping	37	4.5%	—
Rolling	780	56.0%	—
Seized rolling	18	10.8%	—

Mechel Targoviste produced 445.9 thousand tonnes of raw steel, 436.5 thousand tonnes of rolled products, 1.9 thousand tonnes of seized rolling and 1.7 thousand tonnes of forgings in 2010.

In 2010, Mechel Targoviste experienced low rolling capacity utilization rates due to efforts to reduce production costs and increase quality, as well as due to the inefficiency of running its blooming process, involving high-capacity machinery with high power requirements, at low capacity utilization levels. With the aim to increase efficiency, in 2010 we introduced a new technology of steel casting at Mechel Targoviste. The low forging and stamping capacity utilization rates were due to a decrease in demand both in domestic and export markets.

Mechel Campia Turzii

Mechel Campia Turzii is a Romanian wire products plant that produces different kinds of wire products (including various types of wire, ropes, meshes, welding electrodes and nails) as well as long steel products. The plant’s customers are largely from the construction and engineering industries. We acquired Mechel Campia Turzii in 2003.

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

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
	(In thousands of tonnes, except for percentages)

Rolling(1)	300	68.4%	—
Wire products	100	61.7%	—

(1)	Includes steel rolled for further processing in the wire products manufacturing process as well as rolling of products ready for sale.

Mechel Campia Turzii produced 140.5 thousand tonnes of rolled products and 61.7 thousand tonnes of wire products in 2010.

Mechel Nemunas

Mechel Nemunas is a Lithuanian wire products plant that produces drawn, annealed and seized wire, nails, steel wire fiber and chain link fences. Its customers are primarily from the construction, engineering and furniture industries. We acquired Mechel Nemunas in 2003.

Mechel Nemunas’s principal production facilities include drawing machines and nail presses with shank threading, chain linking machines and bell furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
(In thousands of tonnes, except for percentages)

Wire products	70	86.7%	—

Mechel Nemunas produced 60.7 thousand tonnes of wire products in 2010.

Ductil Steel

Ductil Steel is a Romanian company that owns the Buzau plant, which produces reinforcing rolled products, wire rod and wire products, and the Otelu Rosu plant, which produces steel and billets. The Otelu Rosu plant’s products are supplied to the Buzau plant, Mechel Campia Turzii and Laminorul Plant. We acquired Ductil Steel in 2008.

Prior to this acquisition, we already owned two steel plants in Romania: Mechel Targoviste and Mechel Campia Turzii. Following our acquisition of Ductil Steel, in order to enhance the performance and efficiencies of our Romanian subsidiaries, we established Mechel East Europe Metallurgical Division, effective from October 22, 2008.

The main objective of the Mechel East Europe Metallurgical Division is to coordinate the operations of Mechel’s steel subsidiaries in Eastern Europe, including investment, modernization, streamlining and production cost reduction efforts through the implementation of efficient logistics planning for raw material purchases and product marketing, as well as to provide our Romanian plants with billets produced by some of these subsidiaries. Additionally, the Mechel East Europe Metallurgical Division handles human resources policy and coordinates contacts with banks and other financial institutions. The division’s top priority is the modernization of the Ductil Steel Buzau, Otelu Rosu, Mechel Targoviste, Mechel Campia Turzii and Laminorul steel plants.

Ductil Steel’s principal production facilities include one EAF with capacity of 110 tonnes, ladle furnace with capacity of 105 tonnes, a continuous billets caster, a continuous rolling mill and several wire processing workshops equipped with drawing machines, nail-making presses and wire annealing, annealing and galvanizing lines, cold rolling lines for reinforcing wire and mesh-welders for its processing into reinforcing meshes. In 2010, second EAF with capacity of 110 tonnes equipped with COSS system for scrap heating by waste gases was erected. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Ductil Steel’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
	(In thousands of tonnes, except for percentages)

Steel-making	388	93.1%	162
Rolling	300	59.3%	140
Wire products	105	82.4%	—

Ductil Steel produced 361.0 thousand tonnes of raw steel, 178.0 thousand tonnes of rolled products and 86.5 thousand tonnes of wire products in 2010.

Laminorul Plant

Laminorul Plant is a steel plant located in southeast Romania in close proximity to the Braila ports on the Danube River. The plant has two rolling mills for production of structural shapes (including beams, channels, equal and unequal angles for machinery and construction), which have a production capacity of over 380,000 tonnes of rolled products per year. Laminorul Plant is the only producer in Romania of flat bulb steel used in shipbuilding. We acquired Laminorul Plant in 2010. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Laminorul Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
(In thousands of tonnes, except for percentages)

Rolling	380	41.6%	—

Laminorul Plant produced 158.0 thousand tonnes of rolled products in 2010.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in “— Steel Segment” do not include intercompany sales.

	2010		2009		2008
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In millions of U.S. dollars, except for percentages)

Pig Iron	63.5	1.1%	45.4	1.4%	19.1	0.4%
Semi-Finished Products, including:	1,235.4	22.1%	496.8	15.8%	475.7	9.2%
Carbon and Low-Alloyed Semi-Finished Products(1)	1,091.9	19.5%	481.3	15.3%	425.1	8.2%
Long Steel Products, including:	2,194.3	39.3%	1,463.6	46.6%	2,682.4	51.9%
Stainless Long Products	52.5	0.9%	43.4	1.4%	53.0	1.0%
Alloyed Long Products	226.5	4.1%	68.6	2.2%	158.0	3.1%
Rebar	1,150.3	20.6%	877.5	27.9%	1,632.8	31.6%
Wire Rod	287.5	5.1%	203.5	6.5%	240.3	4.7%
Carbon and Low-Alloyed Engineering Steel	477.5	8.5%	270.5	8.6%	598.3	11.6%
Flat Steel Products, including:	463.1	8.3%	262	8.3%	475.6	9.2%
Stainless Flat Products	203.9	3.6%	103.2	3.3%	184.6	3.6%
Carbon and Low-Alloyed Flat Products	253.6	4.5%	158.8	5.1%	291.0	5.6%
Forgings, including:	121.0	2.2%	76.4	2.4%	180.9	3.5%
Stainless Forgings	22.8	0.4%	12.2	0.4%	24.5	0.5%
Alloyed Forgings	6.5	0.1%	2.7	0.1%	20.8	0.4%
Carbon and Low-Alloyed Forgings	67.4	1.2%	58.8	1.9%	107.2	2.1%
Forged Alloys	24.2	0.4%	2.1	0.1%	28.3	0.5%
Stampings	188.9	3.4%	136.8	4.4%	236.1	4.6%
Wire Products, including:	722.4	12.9%	473.2	15.1%	891.5	17.3%
Wire	491.6	8.8%	319.5	10.2%	640.2	12.4%
Ropes	75.2	1.3%	45.8	1.5%	84.4	1.6%
Other	597.6	10.7%	189.1	6.0%	202.8	3.9%

Total	5,586.2	100%	3,143.3	100%	5,164.1	100%

(1)	Excludes revenues from slab sales.

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2010	2009	2008

Russia	55.2%	49.7%	58.5%
Other CIS	6.7%	8.0%	5.8%
Europe	17.7%	18.9%	24.8%
Asia	2.8%	6.0%	2.3%
Middle East	14.7%	16.0%	5.8%
United States	0.3%	0.3%	0.7%
Other	2.6%	1.1%	2.1%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2010, the five largest customers of our steel segment products were SteelLoyd General Trading LLC (semi-finished steel and long products), Amesco FZE (semi-finished products and long products), Stemcor UK Limited (carbon and low-alloyed semi-finished products, rebar, long products and other steel products), Al-Tuwarqi Holding Company (carbon and low-alloyed semi-finished products) and Nova P.M. Steel Company Limited (carbon and low-alloyed semi-finished products), which together accounted for 8.0% of our steel segment sales. In 2010, we increased our business with a number of Russian and foreign metallurgical plants and trading companies, which are considered related parties in our consolidated financial statement (the “related metallurgical plants”). In 2010, we also started selling pig iron and semi-finished products to Metallurg-Trust OOO (“Metallurg-Trust”), a trading company mostly involved in supplying raw materials and semi-finished products to the Russian related metallurgical plants and reselling products produced by these plants. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” This led to increase of sales of our semi-finished products, flat products, long products, forgings, pig iron and other products, as well as of semi-finished products we purchased on the market. Revenues from sales to related metallurgical plants and Metallurg-Trust amounted to 9.2% of our steel segment sales in 2010.

The majority of our steel segment export sales are made to independent distributors. Contracts with distributors generally specify certain ports to which we must deliver our products. The distributors take delivery of our products at these locations, and further on-sell the products to other distributors or end users. When these distributors take delivery of our products, we are provided in certain instances with documentation showing the further destination of our products. We do not have control over the final destination of our products, contractually or otherwise.

Based on such documentation, we are aware that certain of our products are sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran and Syria (the “Sanctioned Countries”). We estimate that approximately 7.3% of our total sales in 2010 were sold in the Sanctioned Countries, mostly by independent distributors to other distributors or end-users. Such sales accounted for 7.1% of our total sales in 2009.

In addition, we have a very limited number of direct sales to customers in the Sanctioned Countries, amounting to approximately 0.9% of our total sales in 2010.

We are aware of governmental initiatives in the United States and elsewhere to adopt laws, regulations or policies prohibiting or materially restricting transactions with or investment in, or requiring divestment from, entities doing business with the Sanctioned Countries. We recognize that acts prohibiting or restricting the foregoing can sometimes be applied to our company and we admit that dealings with the Sanctioned Countries can have an adverse effect on our business reputation.

The following table sets forth information on our domestic and export sales of our primary steel product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 23 to our consolidated financial statements.

Products	2010	2009	2008
	(In millions of U.S. dollars, except for percentages)

Pig Iron	63.5	45.4	19.1
Domestic Sales	62.7%	39.8%	100.0%
Export	37.3%	60.2%	0.0%
Semi-Finished Steel Products	1,235.4	496.8	475.7
Domestic Sales	18.2%	7.8%	18.7%
Export	81.8%	92.2%	81.3%
Long Steel Products	2,194.3	1,463.6	2,682.4
Domestic Sales	74.7%	69.2%	81.8%
Export	25.3%	30.8%	18.2%
Flat Steel Products	463.1	262	475.6
Domestic Sales	96.8%	86.7%	79.7%
Export	3.2%	13.3%	20.3%
Forgings	121.0	76.4	180.9
Domestic Sales	74.5%	60.1%	53.8%
Export	25.5%	39.9%	46.2%
Stampings	188.9	136.8	236.1
Domestic Sales	92.6%	85.5%	84.9%
Export	7.4%	14.5%	15.1%
Wire Products	722.4	473.2	891.5
Domestic Sales	79.1%	76.5%	79.4%
Export	20.9%	23.5%	20.6%
Other	597.6	189.1	202.8
Domestic Sales	94.7%	88.1%	89.6%
Export	5.3%	11.9%	10.4%

Total	5,586.2	3,143.3	5,164.1

Domestic Sales	67.2%	63.2%	74.9%
Export	32.8%	36.8%	25.1%

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

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2010.

	Metal
	Works,				Railway
	Wire Products	Pipe			Construction,	Power	Other
Use by Industry	Plants	Factories	Construction	Engineering	Repair	Generation	Industries(1)

Semi-Finished Steel Products	92.2%	3.9%	0.7%	1.4%	0.0%	0.0%	1.8%
Long Steel Products	2.6%	1.3%	40.5%	10.0%	0.7%	0.1%	44.7%
Flat Steel Products	5.5%	26.1%	18.8%	10.3%	1.6%	0.2%	37.6%
Forgings	2.2%	67.0%	0.0%	16.9%	0.0%	0.0%	13.9%
Stampings	0.2%	0.0%	0.0%	94.5%	0.3%	0.1%	4.9%
Wire Products	11.5%	0.6%	19.8%	7.8%	5.4%	0.3%	54.7%

(1)	Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

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

Mechel Service Global, through its subsidiaries, provides local end-user customers in Europe, Russia, Kazakhstan and Turkey with our steel products. Mechel Service Global’s subsidiaries help us to develop and service our long-standing customer relationships by providing highly specialized and technical sales and service to our customers.

In 2010, most of our production facilities handled their domestic wholesales independently, and our export wholesales were marketed by Mechel Trading.

We also market and sell steel products sourced from, and supply our products as well as products we purchase on the market to, related metallurgical plants. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel-Service, a Russian subsidiary of Mechel Service Global, has 71 storage sites in 46 cities throughout Russia to serve our end-user customers, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. Mechel-Service had 1,397 employees as of December 31, 2010.

Our Romanian domestic sales are carried out by our Romanian subsidiaries Mechel Campia Turzii, Mechel Targoviste, Ductil Steel, Laminorul Plant and Mechel Service Romania.

Export sales

Most of the exports in our steel segment are made to independent distributors, which then sell our products to end users. Our subsidiary Mechel Trading has active wholesales offices in Liechtenstein, Belgium, Switzerland and Singapore.

We actively develop sales of high-quality rolled steel products to local end-user customers in Europe through Mechel Service Global’s subsidiaries. In 2010, Mechel Service Global established new subsidiaries in the UK, France and Hungary, as well as WNL Staal B.V. (Netherlands), Femax a.s. (Czech Republic) and Ramateks Metal Sanayi ve Ticaret a.s. (Turkey) entered into Mechel Service Global that year. In Germany, HBL Holding, a subsidiary of Mechel Service Global, opened three new offices. Our production facilities supply high-quality rolled steel products to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality rolled steel products to manufacturing and service companies on a walk-in basis.

Our Romanian export sales are carried out directly by our Romanian production facilities Mechel Campia Turzii, Mechel Targoviste, Laminorul Plant and Ductil Steel as well as by Mechel Service Global and Mechel Trading.

Distribution

Rail transportation is used for most of shipments from our production facilities and warehouses to our end customers, wholesale warehouses or sea ports.

Market share and competition

In our core export markets, we primarily compete with Russian and Ukrainian producers. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 84.8% of overall domestic crude steel output in 2010, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•	Evraz Group S.A., whose Russian operations include the steel producers Nizhny Tagil Metallurgical Works OAO, ZapSib and Kuznetsky Metallurgical Works OAO, is Russia’s largest steel manufacturer by volume on a consolidated basis, accounting for 17.3% of Russia’s total commodity steel products output (including long products, flat products, and semi-finished products) in 2010. Evraz Group focuses on the production of long products, including rebars, wire rods and profiled rolled products (such as rails, beams and channels). Evraz Group also controls iron ore producers Kachkanar GOK OAO and Vysokogorsky GOK OAO and coking coal producer Yuzhkuzbassugol Coal Company OAO, and has an equity investment in Raspadskaya OAO, which produces coking coal.

•	Novolipetsk Metallurgical Works OAO (“NLMK”) had 14.7% of the volume of Russian commodity steel production in 2010. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 70.1% of its products in 2010. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoylensky GOK. The company’s steel facilities are located in Lipetsk, to the southeast of Moscow. NLMK also controls Maxi-Group OAO in Russia, which operates two steel production sites in the Sverdlovsk region: square billet and long steel producer Nizhneserginsky Hardware & Metallurgical Works and long steel and wire products producer Berezovsky Electro-Steel Works. These facilities are managed by the NLMK-Long steel OOO which had a 2.8% share in domestic commodity steel products output in 2010.

•	Magnitogorsk Iron & Steel Works OAO (“MMK”) is Russia’s third-leading steel manufacturer by volume, accounting for 17.2% of the volume of Russian commodity steel products output in 2010. MMK’s product mix is comprised mostly of flat products, representing 87.6% of its commercial steel products output (including semis) in 2010. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 37.8% of its output in 2010. Its production facilities are located in Magnitogorsk in the southern Urals.

•	Severstal OAO had a 17.0% share by volume of Russian commodity steel products output in 2010. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products and controls 30.3% of Russia’s total flat products output. Domestic sales accounted for 55.1% of Severstal’s output in 2010, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls coal producer VorkutaUgol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•	Metalloinvest Management Company OOO (“Metalloinvest”), whose Russian assets consist of Oskolsky Electric Metallurgical Works OAO (“OEMK”) and Ural Steel OAO, had a 8.4% share of Russian commodity steel products output. OEMK produces only long products, and Ural Steel produces both long and flat products. Metalloinvest exported 64.7% of its commodity steel production in 2010. The company’s production facilities are located in the Central and Urals federal districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities: Lebedinsky GOK OAO and Mikhailovsky GOK OAO.

Source: Company websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, Evraz Group and Metalloinvest produce primarily long products. Mechel is the second largest and most comprehensive producer of specialty steel and alloys in Russia, and accounted for 26.9% of total Russian specialty steel output by volume in 2010, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and specialty long steel products, according to Metal Expert and Chermet.

In the Russian non-specialty long steel product category, our primary products and our market positions by production volume in 2010 were as follows, according to Metal Expert:

•	Reinforcement bar (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2010, the largest domestic rebar producers were Evraz Group (29.3%), Mechel (27.8%), NLMK-Long steel (20.3%) and Severstal (6.2%). From August 14, 2007 to December 31, 2010, the Russian domestic market for rebar was protected from Ukrainian imports by an import quota. The quota had been imposed by agreement between Russia and Ukraine as the result of a review of the countervailing import tariff which was in force until July 14, 2007. The agreement expired on January 1, 2011.

•	Wire rod — There were five major producers of wire rod in Russia in 2010: Mechel (39.8%), Evraz Group (19.2%), NLMK-Long steel (14.7%), Severstal (13.8%) and MMK (12.4%).

OEMK, an electric arc furnace steel mill specializing in long carbon and specialty steel products and our nearest specialty steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of specialty long steel products (bearing, tool, high-speed and stainless steel) in 2010, producing 14.8% of the total Russian output by volume, and we had significant shares of Russian 2010 production volumes of stainless long products (41.7%), tool steel (32.0%) and high-speed steel (58.7%).

The following tables set forth additional information regarding our 2010 market shares in Russia for various categories of steel products.

All long products (excluding square billets)

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Evraz Group S.A.	5,040.3	33.1%
Mechel OAO	3,228.3	21.2%
NLMK-Long steel OOO	1,423.5	9.3%
MMK OAO	1,065.1	7.0%
Severstal OAO	982.2	6.4%
Metalloinvest Management Company OOO	912.1	6.0%
Other	2,584.4	17.0%

Total	15,235.9	100%

Source: Metal Expert.

Long products — Wire rod(1)

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	1,028.6	39.8%
Evraz Group S.A.	496.2	19.2%
NLMK-Long steel OOO	379.2	14.7%
Severstal OAO	356.4	13.8%
MMK OAO	321.4	12.5%

Total	2,581.8	100%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Evraz Group S.A.	1,510.2	29.3%
Mechel OAO	1,431.8	27.8%
NLMK-Long steel OOO	1,044.3	20.3%
Severstal OAO	321.8	6.2%
MMK OAO	160.5	3.1%
Metalloinvest Management Company OOO	3.9	0.1%
Other	683.0	13.2%

Total	5,155.5	100%

Source: Metal Expert.

Flat stainless steel

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	45.6	75.9%
VMZ Red October	8.9	14.8%
Severstal OAO	4.0	6.6%
MMZ Hammer & Sickle	0.4	0.6%
Other	1.2	2.1%

Total	60.1	100%

Source: Metal Expert.

Wire products

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	587.3	36.5%
Severstal-Metiz OAO	391.5	24.3%
MMK-Metiz OAO	234.4	14.6%
NLMK-Long steel OOO	218.5	13.6%
Evraz Group S.A.	138.3	8.6%
Other	37.9	2.4%

Total	1,608.0	100%

Source: Prommetiz, manufacturers’ data.

Wire products — Spring wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	43.0	57.0%
Severstal-Metiz OAO	25.3	33.5%
MMK-Metiz OAO	7.1	9.5%

Total	75.4	100%

Source: Manufacturers’ data.

Wire products — High-tensile wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel OAO	59.1	49.5%
Severstal-Metiz OAO	52.1	43.6%
MMK-Metiz OAO	8.3	6.9%

Total	119.5	100%

Source: Manufacturers’ data.

The following tables set forth additional information on our market shares in Romania for various categories of steel products in 2010.

Long products — Rebar

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Targoviste, Mechel Campia Turzii, Ductil Steel)	467.8	94.4%
Otelinox Targoviste	27.8	5.6%

Total	495.6	100%

Wire rod

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Campia Turzii, Ductil Steel)	139.7	100%

Total	139.7	100%

Sections, bars (profiles)

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Targoviste, Laminorul Plant)	218.0	66.4%
ArcelorMittal Hunedoara	46.0	14.0%
TMK-SCRresita	64.3	19.6%

Total	328.3	100%

Cold-drawn wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Campia Turzii, Ductil Steel)	44.2	69.9%
Metalicplas Dej	2.5	4.0%
Dan Steel Beclean	14.7	23.3%
Sarme si Cabluri Harsova	0.8	1.3%
Cord Buzau	1.0	1.5%

Total	63.2	100%

Galvanized wire

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Mechel Campia Turzii, Ductil Steel)	50.4	58.6%
Metalicplas Dej	2.7	3.1%
Dan Steel Beclean	25.1	29.2%
Sarme si Cabluri Harsova	7.8	9.1%

Total	86.0	100%

Welded mesh

		Market Share
		by Production
Manufacturer	Production	Volume
	(In thousands of tonnes, except for percentages)

Mechel companies (Ductil Steel, Mechel Campia Turzii)	49.3	24.3%
Metalicplas Dej	21.3	10.5%
Dan Steel Beclean	37.3	18.4%
Other	94.7	46.8%

Total	202.6	100%

Raw materials

The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. We process coking coal concentrate into coke at Mechel-Coke, located in the Urals, and at Moscow Coke and Gas Plant, which we acquired in 2006. In 2010, our production facilities used 4.8 million tonnes of coking coal concentrate (including 3.3 million tonnes used by Mechel-Coke and 1.5 million tonnes used by Moscow Coke and Gas Plant), and 65% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in our ferroalloys production. In 2010, we produced and internally used approximately 2.6 million tonnes of coke in our production facilities and produced and sold another approximately 1.3 million tonnes of coke to third parties.

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and limestone. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. In 2010, our steel-making operations used 6.3 million tonnes of iron ore feed, approximately 34% in the form of pellets and 66% in the form of sinter, and we internally sourced 8.6% of our total iron ore concentrate requirements during this period. Korshunov Mining Plant supplied our steel segment with 539 thousand tonnes of iron ore concentrate in 2010. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. We purchase most of the remaining part of our iron ore feed from Russian domestic suppliers such as Karelsky Okatysh and Vysokogorsky GOK under annual contracts with monthly adjustments of prices and volumes, and Mikhailovsky GOK under monthly and quarterly contracts on market terms.

We produce 62% of steel in basic oxygen furnaces. In steel making, ferrous scrap is used in the composition of feedstock, and we are approximately 20% self-sufficient in this raw material, which amounts to 431,010 tonnes of scrap, sourcing the balance from various scrap traders. We generate our own scrap supply through Metals Recycling, a Chelyabinsk-based metal scrap processing company, which we acquired in March 2006. In addition, Mechel Trading House has a separate business unit in Chelyabinsk through which it purchases scrap metal from third-party suppliers and sells it to the companies within our group.

In 2010, we used nickel sourced from Norilsk Nickel and Ufaleynickel in the production of stainless and other specialty steels. In 2010 our production facilities used 6,702 tonnes of nickel (including 3,885 tonnes at Chelyabinsk Metallurgical Plant, 1,609 tonnes at the Chelyabinsk branch of Urals Stampings Plant and 1,208 tonnes at Izhstal) of which 62% was supplied by ferronickel produced at Southern Urals Nickel Plant and 38% was purchased from third parties.

In 2010, our production facilities used 27,319 tonnes of ferrosilicon (including 25,949 tonnes at Chelyabinsk Metallurgical Plant, 385 tonnes at the Chelyabinsk branch of Urals Stampings Plant and 985 tonnes at Izhstal), almost all of which was supplied by Bratsk Ferroalloy Plant.

In 2010, our production facilities used 28,530 tonnes of ferrochrome (including 21,290 tonnes at Chelyabinsk Metallurgical Plant, 1,562 tonnes at the Chelyabinsk branch of Urals Stampings Plant and 5,677 tonnes at Izhstal) of which 67% was supplied by Tikhvin Ferroalloy Plant and 33% was purchased from third parties.

We internally source all of our limestone requirements from our Pugachev quarry. In 2010, we used approximately 1.3 million tonnes of limestone in the production of steel.

Steel-making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2010, our steel and ferroalloy operations consumed approximately 4.4 billion kWh of electricity, of which 2.1 billion kWh was used at Chelyabinsk Metallurgical Plant, 2.3 billion kWh was used at other Russian facilities and 0.8 billion kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Mechel-Energo have power co-generation facilities, which produced 1.9 billion kWh of electricity for internal consumption in 2010, yielding 27% self-sufficiency overall for our group (including mining operations), which consumed 6.8 billion kWh of electricity in 2010. The balance was purchased from local utilities. Aside from Southern Kuzbass Power Plant and Toplofikatsia Rousse, which run on steam coal, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2010, we consumed 2,480.6 million cubic meters of blast furnace gas, 550.7 million cubic meters of coke gas and 1,050.4 million cubic meters of natural gas. In 2010 Southern Kuzbass Power Plant and Toplofikatsia Rousse consumed 1.8 million tonnes of steam coal sourced both from our own coal mining assets and from third parties.

Large amounts of water are also required in the production of steel. Water serves as a resolvent, accelerator and washing agent. Water is used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 8.2% of its water needs from a local river and the rest from recycled water. Vyartsilya Metal Products Plant sources 100% of its water needs from a local river. Southern Urals Nickel Plant sources 34.8% of its water needs through recycling, 65.2% from a local river. Mechel Targoviste sources 2% of its production water needs from a local river and the rest is recycled/recirculated water. To date, water consumption from local rivers has not resulted in any significant environmental issues, although we make no assurances that such issues will not arise in the future. The companies effect payments for the use of water resources and we believe their emissions and discharges are within the permissible limits.

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

Trade restrictions

Trade restrictions in the form of tariffs, duties and quotas are widespread in the steel industry. However, we are less exposed than most other Russian steel producers to these trade restrictions as restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products, such as wire rods and rebar. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved exports of Russian steel. In the future the Russian government may restore export duties on steel products and may also impose export duties on some raw materials, such as coal and iron ore concentrate. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.”

In 2010, approximately 2.1% of our steel segment export sale revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

European Union

Our steel sales to the European Union in 2010 were approximately $940.5 million, or 16.8% of our total steel segment revenues. The Russian government and the European Union have an export quota system in place whereby Russian exports to the European Union are limited to certain stipulated quantities for each product category. The quota by product category is distributed among Russian producers based on a procedure jointly developed by the Ministry of Economic Development and Trade of the Russian Federation and the Ministry of Industry and Energy of the Russian Federation. Effective as of May 13, 2008, these ministries have been reorganized into the Ministry of Economic Development and the Ministry of Industry and Trade, respectively, with the old Ministry of Industry and Energy’s energy functions being transferred to a new Ministry of Energy and the trade functions of the old Ministry of Economic Development and Trade being transferred to a new Ministry of Industry and Trade. The procedure provides that for each product category, a company’s export quota allocation is calculated on the basis of shipments by the company of the particular product over the previous years to the E.U. market (which is given a 70% weight), and on the company’s market share in domestic production of the particular product (which is given a 30% weight). After the quotas are calculated, the Russian Ministry of Industry and Trade confirms quota allocations and issues export licenses for these quotas. In 2010, the quota covered approximately 8.9% of our steel segment products exported to the European Union.

In 2010, the total E.U. quota for Russian steel was 3,370 thousand tonnes. Initially, we received 335.4 thousand tonnes of the total quota and after the quota was redistributed, in accordance with the export quota system, our part in the quota was increased to 372.6 thousand tonnes. We have used 36% of our individual quotas both in long and flat steel products. The European Union-Russia Steel Agreement for 2011 provides for the total Russian quota to be 3,264 thousand tonnes. Our quota is set at approximately 347.2 thousand tonnes, which includes 21.5 thousand tonnes for flat products and 325.7 thousand tonnes for long products. Our supply of wire rod to Mechel Nemunas, our wire products plant in Lithuania, and to our Romanian subsidiary Mechel Campia Turzii is also subject to the E.U. export quota system, and our quota for those supplies is 113.6 thousand tonnes for 2011.

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

Ferroalloys Segment

Our ferroalloys segment produces and sells low-ferrous ferronickel, ferrochrome and ferrosilicon produced at Southern Urals Nickel Plant, Tikhvin Ferroalloy Plant and Bratsk Ferroalloy Plant, respectively. The following table sets our production volumes for each of our ferroalloy segment products.

	2010	2009	2008
	(In thousands of tonnes)

Ferrosilicon	89.9	86.0	91.3
Ferrochrome	81.4	82.6	58.5
Nickel	16.8	15.6	16.2

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

Ferrochrome.  High-carbon ferrochrome is used in the iron industry to alloy construction steel and heat-resistant and stainless steels. We produce high-carbon ferrochrome at our Tikhvin Ferroalloy Plant and we use it internally within our group and export and sell within Russia.

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

Ferrochrome.  High-carbon ferrochrome is produced in electric arc furnaces in a continuous ore smelting process. Chrome and iron are reduced from chrome ore concentrate with coke carbon, with over 7% of the carbon being dissolved in this alloy. High-carbon ferrochrome is discharged from the furnace periodically. After cooling, metal ingots are split and sorted into various commercial fractions.

Nickel ore and nickel production

Southern Urals Nickel Plant produces nickel in Orsk in the Orenburg region, in the southern part of Russia’s Ural Mountains, and operates two open pit nickel ore mines, Sakhara and Buruktal. The Sakhara mine is located east of the Ural Mountains in the Chelyabinsk region, about 370 kilometers north of Orsk. The Buruktal mine is located east of the southern tip of the Ural Mountains, in the Orenburg region, close to the border with Kazakhstan. It is located 230 kilometers east of Orsk. Both the Buruktal and Sakhara mines have railway spurs connected to the Russian rail system, which is controlled by Russian Railways. We acquired Southern Urals Nickel Plant in 2001.

The table below sets forth the subsoil licenses used by our nickel mines and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Buruktal	Southern Urals Nickel Plant	December 2012	In production	11.9	1969
Sakhara	Southern Urals Nickel Plant	April 2013	In production	2.2	1994

The following table summarizes our nickel ore and nickel products production for the periods indicated:

	2010		2009		2008
		Grade		Grade		Grade
	Tonnes	(% Ni)	Tonnes	(% Ni)	Tonnes	(% Ni)
	(In thousands of tonnes)(1)

Sakhara ore production	845.3	1.00%	964.5	1.00%	1,025.7	1.07%
Buruktal ore production	2,014.3	1.06%	1,679.3	1.07%	1,436.4	1.05%

Total ore production	2,859.6	1.04%	2,643.8	1.04%	2,462.1	1.06%

Nickel production	16,798.6		15,565.0		16,158.0

(1)	Volumes are reported on a wet basis.

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

Voskhod is located in the Chrometau district of the Aktyubinsk region 110 kilometers east of Aktobe and seven kilometers northeast of Chrometau. The site is accessed by road from Chrometau, which lies on the highway from the regional center of Aktobe. Associated chrome ore mining commenced at the Voskhod underground mine in December 2008 and ore production in commercial volumes commenced in July 2009. The mining plant is designed to reach output of 1.3 million tonnes of chrome ore and 0.6 — 0.7 million tonnes of chromite ore concentrate per annum. Chrome ore concentrate from Voskhod is used in the Tikhvin Ferroalloy Plant in Russia, which is another asset acquired in 2008 as part of Oriel Resources. The subsoil license relating to the chrome deposit at Voskhod was issued by the Government of Kazakhstan in 2004 for a period of 25 years.

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

The table below sets forth the subsoil licenses used by our chrome ore and silicate nickel ore properties and the expiration dates thereof.

					Year
		License		Area	Production
License Area	License Holder	Expiry Date	Status	(sq. km)	Commenced

Voskhod	Voskhod-Oriel	October 2029	In production	1.54	2008
Shevchenko	Kazakhstansky Nickel Mining Company	March 2017	Feasibility study	103.8	n/a

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

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
(In thousands of tonnes, except for percentages)

Low-ferrous ferronickel production	17.4	96.3%	1

Southern Urals Nickel Plant produced 16,799 tonnes of nickel in 2010.

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

The main production facilities of the plant include four ore-thermal ovens with a capacity of 25 megavolt-amperes. In October 2010 we signed contracts with Siberian Plant of Electrothermal Equipment (Sibelectrotherm JSC, Novosibirsk) for the supply of four ore-thermal ovens with the capacity of 33 MVA each to replace the existing ovens. After the project’s completion Bratsk Ferroalloy Plant’s production capacity will increase by 30% and its power consumption will be reduced by 10-13%. The contracts’ total value exceeds 1.9 billion rubles. The reconstruction will take place during 2011-2012.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

		Capacity	Planned
	Capacity	Utilization	Increase
Production Areas	in 2010	Rate in 2010	(2011-2013)
(In thousands of tonnes,
except for percentages)

Ferrosilicon production	87.2	102.7%	34.8

Bratsk Ferroalloy Plant produced 89,920 tonnes of ferrosilicon in 2010.

Tikhvin Ferroalloy Plant

Tikhvin Ferroalloy Plant is a modern metallurgical enterprise, which specializes in the production of high-carbon ferrochrome from chrome ore for use predominantly in the production of stainless steel. Recovery of chrome from chrome ore occurs by the agency of metallurgical coke in the presence of a quartzite flux. The plant is situated in the small town of Tikhvin, 200 kilometers southeast of St. Petersburg, Russia. It comprises four ore-smelting open electric AC furnaces with gasproof enclosure and a total capacity of 22.5 megavolt-amperes each. For effective cleaning of a steam-and-gas mixture, four dry gas cleaning plants with pulsed regeneration are used at the plant. The Tikhvin Ferroalloy Plant’s annual capacity is 140,000 basic tonnes of high-carbon ferrochrome. The plant commenced production in April 2007 using imported chrome ore. Since April 1, 2009, the plant has moved to high-carbon ferrochrome production using only concentrate from the Voskhod chrome processing plant. The plant consumes 330,000 tonnes of chromite ore concentrate per annum.

Sales of ferroalloy products

The following table sets forth our revenues by primary ferroalloys segment product categories (including as a percentage of total ferroalloys segment revenues) for the periods indicated. Ferroalloys segment sales data presented in “— Ferroalloys Segment” do not include intersegment sales.

	2010		2009		2008
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In millions of U.S. dollars, except for percentages)

Nickel(1)	251.6	55.3%	190.6	52.4%	281.3	64.8%
Ferrosilicon	91.8	20.2%	66.6	18.4%	79.3	18.2%
Ferrochrome	93.6	20.6%	92.8	25.5%	68.2	15.7%
Other	18.2	4.0%	13.7	3.7%	5.2	1.3%

Total	455.2	100%	363.7	100%	434	100%

(1)	Sales of nickel contained in ferronickel and converter matte.

The following table sets forth by percentage of sales the regions in which our ferroalloys segment products were sold for the periods indicated.

Region(1)	2010	2009	2008

Russia	24.2%	14.6%	23.0%
Other CIS	1.3%	1.7%	0.1%
Europe	61.5%	69.6%	74.4%
Asia	8.8%	12.3%	1.4%
Middle East	0.1%	0.0%	0.0%
United States	4.0%	1.5%	1.1%
Other	0.2%	0.3%	0.0%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2010, our ferroalloys segment sales outside of Russia were principally to Europe. Sales in Europe accounted for 61.5% of our total ferroalloys segment sales. The following table sets forth information about the five largest customers of our ferroalloys segment products, which together accounted for 60.5% of our ferroalloys segment sales in 2010.

	% of Total
	Ferroalloys		% of Total
	Segment		Products
Customer	Sales	Product	Sales

Outokumpu Rossija Oy	32.6%	Nickel	58.9%
Glencore	14.2%	Nickel	25.7%
Scanalloys, Ltd.	7.3%	Chrome	34.0%
		Ferrosilicon	1.7%
Stratton Metals, Ltd.	3.2%	Nickel	5.8%
Severstal	3.2%	Ferrosilicon	16.0%

The following table sets forth information on our domestic and export sales of our primary ferroalloys categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 23 to our consolidated financial statements.

Products	2010	2009	2008
	(In millions of U.S. dollars, except for percentages)

Nickel(1)	251.6	190.6	281.3
Domestic Sales	7.4%	2.6%	6.6%
Export	92.6%	97.4%	93.4%
Ferrosilicon	91.8	66.6	79.3
Domestic Sales	73.8%	47.3%	92.0%
Export	26.2%	52.7%	8.0%
Ferrochrome	93.6	92.8	68.2
Domestic Sales	7.8%	4.9%	6.0%
Export	92.2%	95.1%	94.0%
Other	18.2	13.7	5.2
Domestic Sales	38.8%	50.6%	94.3%
Export	61.2%	49.4%	5.7%

Total	455.2	363.7	434

Domestic Sales	22.1%	13.2%	23.2%
Export	77.9%	86.8%	76.8%

(1)	Sales of nickel contained in ferronickel and converter matte.

Marketing and distribution

Domestic sales

Nickel is supplied to the Russian domestic market, primarily within our group. Only 7.4% of total nickel revenues were received from domestic sales in 2010.

In 2010, ferrosilicon was sold to Russian domestic consumers such as Severstal OAO, OEMK OAO and TMZ TD, which together accounted for 43.2% of the total ferrosilicon sales by revenue and 8.7% of the total ferroalloys segment revenues.

Volgograd Metallurgical Works Red October was our major domestic ferrochrome customer in 2010, which accounted for 2.5% of the total ferrochrome sales and 0.5% of the total ferroalloys segment revenues.

Mechel Trading House sells ferroalloy products produced by Bratsk Ferroalloy Plant, Southern Urals Nickel Plant and Tikhvin Ferroalloy Plant to third-party customers.

We supply ferroalloys products to the Russian market under annual contracts with monthly adjustment of prices and volumes. Price adjustments are based on the domestic spot market prices.

Export sales

Export sales together accounted for 92.7% of our total ferronickel sales and 51.2% of our total ferroalloys segment revenues. All of our ferronickel export sales in 2010 were delivered to six customers: Outokumpu Rossija Oy, Glencore International AG, Stratton Metals Ltd., A&M Trading, Outokumpu Stainless Ltd. and DEMZ AO. Prices are settled on the basis of nickel prices quoted by the London Metal Exchange (LME), less a certain discount. The ferronickel is delivered by railway from Southern Urals Nickel Plant to either the port of St. Petersburg or to the Russian-Finnish border.

In 2010, ferrosilicon export sales were delivered to such customers as ACTS Trading Corporation, Mitsui, Hyundai Steel and Scanalloys Ltd., which together accounted for 22.6% of our total ferrosilicon sales by revenue and 4.6% of our total ferroalloys segment revenues. Deliveries to Japanese and South Korean customers were effected on CIF delivery terms (including transportation by railway, handling in ports of Vanino and Vostochny and chartering vessels to major Japanese and Korean ports and insurance). We mostly sell ferrosilicon on spot basis.

In 2010, ferrochrome was supplied to Europe, Asia and the United States mainly through such trading and production companies as Scanalloys Ltd., Marubeni, DCM DECOmetal GmbH and Hascor. Those sales together accounted for 60.9% of our total ferrochrome sales and 12.5% of the total ferroalloys segment revenues. Ferrochrome was delivered mainly by railway to the port of St. Petersburg, and small tonnages were delivered to Eastern Europe by trucks. We mostly sell ferrochrome on spot basis.

Market share and competition

According to Metal Expert, Mechel is the second largest Russian producer of ferrosilicon and the third largest producer of ferrochrome by volume. In 2010, we had a 15.8% market share by volume of both Russian ferrosilicon and ferrochrome production.

Following is a brief description of Russia’s other largest ferroalloys producers, according to Metal Expert and the companies’ data:

•	Kuznetsk Ferroalloys OAO is the largest Russian ferrosilicon producer, with a 53.5% market share by production volume in 2010. It controls Yurginsk Ferroalloys Plant OAO. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 96.7% of its ferrosilicon production volume in 2010.

•	Chelyabinsk Electro-Metallurgical Plant OAO (“ChEMK”) is the largest Russian ferrochrome producer, with a 46.4% market share by production volume in 2010. It is also the third largest ferrosilicon producer with a 14.8% production share in 2010. In addition it produces silicomanganese and silicocalcium. ChEMK exports most of its production. In 2010, it exported 92.6% and 42.3% by volume of its ferrochrome and ferrosilicon production, respectively.

•	Serov Ferroalloys Plant OAO (“Serov”) is the second largest Russian ferrochrome producer, with a 36.7% market share by production volume in 2010. It also produces ferrosilicon, having a 7.0% production share in 2010. The plant is controlled by the industrial group ENRC, which is one of the largest ferrochrome producers in the world, according to CRU. Serov also produces ferrosilicochrome. Serov exported 83.2% of its ferrochrome production volume in 2010, and almost all of the ferrosilicon it produced in 2010 was supplied domestically.

The following tables set forth additional information regarding our 2010 market shares in Russia for certain ferroalloy products.

Ferroalloys — Ferrosilicon

			Market Share
			by Production
Manufacturer	Region	Production	Volume, %
	(In thousands of tonnes, except for percentages)

Kuznetsk Ferroalloys OAO	Kemerovo	303.5	53.5%
Bratsk Ferroalloy Plant OAO	Irkutsk	89.9	15.8%
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	84.3	14.8%
Serov Ferroalloys Plant OAO	Sverdlovsk	39.6	7.0%
Yurginsk Ferroalloys Plant OAO	Kemerovo	33.0	5.8%
Novolipetsk Metallurgical Plant OAO	Lipetsk	17.5	3.1%

Total		567.8	100%

Source: Metal Expert.

Ferroalloys — Ferrochrome

			Market Share
			by Production
Manufacturer	Region	Production	Volume, %
	(In thousands of tonnes, except for percentages)

Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	211.6	46.4%
Serov Ferroalloys Plant OAO	Sverdlovsk	167.5	36.7%
Tikhvin Ferroalloy Plant ZAO	Leningrad	72.1	15.8%
Klyuchevsk Ferroalloys Plant OAO	Sverdlovsk	4.6	1.0%

Total		455.8	100%

Source: Metal Expert.

Our share of the total world nickel production was approximately 1.2% in 2010. The following table sets forth the major nickel producing companies and their and our shares of the total world nickel production in 2010.

	Nickel Production	% of Total World
Company	(Thousands of Tonnes)	Production

Norilsk Nickel	285.1	19.8%
Vale	149.4	10.4%
Jinchuan	129.5	9.0%
BHP Billiton	97.9	6.8%
Xstrata Nickel	91.7	6.4%
Sumitomo	58.3	4.1%
Eramet/SLN	52.2	3.6%
Southern Urals Nickel Plant	16.8	1.2%
Other	557.1	38.7%

Total World Production	1,438	100.0%

Source: CRU, Company data.

Our share of the total world high-carbon ferrochrome production was approximately 1.0% in 2010. The following table sets forth the major high-carbon ferrochrome producing companies and their and our shares of the total world high-carbon ferrochrome production in 2010.

	High-Carbon
	Ferrochrome Production	% of Total World
Company	(Thousands of Tonnes)	Production

Xstrata	1,481.5	17.9%
ENRC	1,136.5	13.7%
Samancor	815.6	9.8%
Hernic Ferrochrome	354.9	4.3%
ASA Metals	280.0	3.4%
Outokumpu	257.0	3.1%
Assmang Chrome	234.0	2.8%
Tikhvin Ferroalloy Plant	81.4	1.0%
Other	3,656.0	44.1%

Total World Production	8,296.9	100.0%

Source: CRU, Company data.

Our share of the total world ferrosilicon production was approximately 1.2% in 2010. The following table sets forth our and other shares of the total world ferrosilicon production in 2010.

	Ferrosilicon Production	% of Total World
Company	(Thousands of Tonnes)	Production

Bratsk Ferroalloy Plant	89.9	1.2%
Other	7,716.2	98.8%

Total World Production	7,806.1	100.0%

Source: CRU, Company data.

Mineral reserves (ferroalloys)

Please see “— Mining Segment — Mineral reserves (coal, iron ore and limestone)” for a general description of our reporting of proven and probable reserves. We retained Marston & Marston, Inc. to conduct an independent review of our mineral resources and reserves (nickel). Marston & Marston is a U.S. based mining engineering firm qualified to conduct reviews and prepare technical reports on mineral resources and reserves.

Nickel ore

As of December 31, 2010, we had nickel ore reserves (proven and probable) totaling 76.3 million tonnes at an average nickel grade of 1.03%. The table below summarizes our nickel ore reserves by mine.

	Within Subsoil	Outside Subsoil		Grade
Nickel Ore Reserves(1)(2)(3)	License Term	License Term	Total	(% Ni)(5)
	(In millions of tonnes)(4)

Sakhara	1.9	—	1.9	1.00
Buruktal	3.0	71.4	74.4	1.04

Total	4.9	71.4	76.3	1.03

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.

(2)	We own 84.1% of Southern Urals Nickel Plant mines. Reserves are presented for the mines on an assumed 100% ownership basis.

(3)	In estimating our reserves we use an average price of $20,858 per tonne of nickel and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

(4)	Volumes are reported on a dry basis.

(5)	Metallurgical recovery is projected to be 89.5%.

Chrome ore

At December 31, 2010 Voskhod has total proven and probable reserves of 17.4 million tonnes including 0.4 million tonnes of proven and 17.0 million tonnes of probable reserves at an average grade of 42.1% Cr2O3 with projected recovery of rate of 73%. In estimating our reserves we use an average contract price of $338 per tonne of chrome ore concentrate and currency conversions are carried out at average official exchange rates of the Central Bank of Kazakhstan.

Trade restrictions

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years.

Power Segment

Our power segment generates and sells electricity to our group companies and to external customers. It enables us to market higher value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of the mining and steel segments of our business. Our power segment consists of a power generating plant, Southern Kuzbass Power Plant with installed capacity of 554 MW, power generation facilities at Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant with installed capacity of 229 MW, 30 MW and 3.5 MW, respectively, and a power sales company, Kuzbass Power Sales Company. Our subsidiary Mechel-Energo manages our power business. We also hold a 100% stake interest in Toplofikatsia Rousse, a power plant in Bulgaria. Below is a brief description of each of these facilities.

The following table sets out total volumes of electricity production by our power segment.

	2010	2009	2008
	(In million kWh)

Electricity	4,019.6	3,487.7	4,088.8

Southern Kuzbass Power Plant

The Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is south of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h as of December 31, 2010. The electricity output of the plant for the year ended December 31, 2010 was 2,157.6 million kWh. The heat power generated by the plant for the year ended December 31, 2010 was 814.2 thousand Gcal. We acquired Southern Kuzbass Power Plant in 2007.

The Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2010, it consumed 1.5 million tonnes of steam coal sourced from Southern Kuzbass Coal Company.

The generation facilities of the Southern Kuzbass Power Plant are listed below.

		Month and Year of
		Commissioning at	Installed	Electricity
	Year of	Southern Kuzbass	Capacity	Production in
Generation Unit No.	Manufacture	Power Plant	(MW)	2010 (million kWh)

VK-50-2 LMZ	1950	April 1951	53	93.7
VK-50-2 LMZ	1950	November 1951	53	153.9
VK-50-2 LMZ	1950	August 1952	53	208.4
VK-50-2 LMZ	1952	February 1953	53	260.1
T-115-8,8 LMZ	1996	December 2003	113	372.3
T-88/106-90 LMZ	1953	July 1954	88	429.5
VK-50-2 LMZ	1954	December 1954	53	181.6
T-88/106-90 LMZ	1953	September 1956	88	458.1

Total			554	2,157.6

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is located in the Kemerovo region and is the largest power distributing company in the Kemerovo region. Its marketed power volume in 2010 amounted to 10.6 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with

Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

Kuzbass Power Sales Company sells electricity on the retail market. The company sells electricity to households, to social infrastructure companies, housing and public utilities and large industrial companies. Due to its area of operation, its primary industrial customers are in the mining and processing industries. It supplies electricity to end-consumers directly and also through three regional agents.

The company is included in the Register of Guaranteeing Suppliers of the Kemerovo region. For a discussion of guaranteeing suppliers, see “— Regulatory Matters — Regulation of Russian Electricity Market — Sales of electricity — Retail electricity market.”

Toplofikatsia Rousse

Toplofikatsia Rousse is a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. We acquired a 49% stake in Toplofikatsia Rousse in December 2007. We increased our stake in Toplofikatsia Rousse to 100% in December 2010. Toplofikatsia Rousse comprises thermal power plant Toplofikatsia Rousse Izstok and thermal networks in Rousse. Currently, one of the plant’s power generating units with capacity of 110 MW is under reconstruction and the plant’s utilized capacity amounts to 290 MW, which is below its installed capacity of 400 MW. Pursuant to our capital investment program, we are upgrading the equipment at Toplofikatsia Rousse to fully utilize its installed capacity and to meet European environmental standards. The plant has a total heat capacity of 554 Gcal/h and uses steam coal as fuel, most of which is supplied from our coal mines in Russia. The plant had 353 employees as of December 31, 2010.

Mechel-Energo

Mechel-Energo’s core activity is the generation and sale of electricity, capacity, and heat energy in the form of hot water and steam. In addition, it coordinates the supply of energy to our production facilities. The company has separate business units in the cities of Izhevsk and Chebarkul, as well as branches in the cities of Mezhdurechensk, Chelyabinsk, Beloretsk and Vidnoye. Mechel-Energo also performs the functions of the respective executive management bodies of its subsidiaries: Southern Kuzbass Power Plant and Kuzbass Power Sales Company.

Mechel-Energo supplies heat energy (in the form of hot water and steam) at regulated prices to its consumers, including residential consumers and commercial customers, of the cities of Vidnoye, Chelyabinsk, Chebarkul, Beloretsk, Guryevsk, Mezhdurechensk, Myski and Izhevsk.

Mechel-Energo has cogeneration facilities and operates using mainly blast furnace gas and coke oven gas, which is a byproduct of steelmaking, and natural gas, which we purchase from Gazprom.

Mechel-Energo’s sales amounted to 5.3 billion kWh of electricity and 4.5 million Gcal of heat energy in 2010.

Capital Investment Program

Our capital investment program includes capital spending of up to $4.7 billion for the three-year period of 2011-2013. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment. The split is approximately $3.3 billion in mining, approximately $1.1 billion in steel, approximately $141 million in ferroalloys and approximately $145.7 million in the power segment. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. Attracting debt financing for our capital expenditures on commercially reasonably terms may be particularly challenging given our current levels of indebtedness. We may be limited to obtaining financing on a project finance basis which may impose more restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

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

In the mining segment we expect to direct approximately $2.1 billion to the development of the Elga coal deposit and construction of a rail branch line in 2011-2013. Investments in Southern Kuzbass Coal Company will amount to $680.9 million. We will invest approximately $184 million in 2011-2013 for increasing coal production at Sibirginsk Underground Mine of Southern Kuzbass Coal Company and approximately $255 million for construction of Erunakovsk-1 Underground Mine. In the iron ore business, we will invest approximately $42.3 million in Korshunov Mining Plant.

The steel segment projects are targeted at expanding the share of value added products which we produce, while maintaining existing output, and will be mainly focused on Chelyabinsk Metallurgical Plant and Izhstal. The main project, initiated in 2008, is the construction of a universal rail and structural rolling mill aimed at increasing rolling capacity to 1.1 million tonnes and decreasing the proportion of lower-value semi-finished product sales by increasing the production of high quality rolled steel products and rails. Preliminary engineering works have been completed, and an equipment delivery contract and a construction contract have been signed and the project is planned to be completed in 2011.

The following table sets out by segment and facility the major items of our capital expenditures for the three-year period of 2011-2013.

		Approximate	Year of	Estimated
	Planned Increase in Capacity	Total Planned	Project	Year of
	and/or Other Improvement	Expenditures(1)	Launch	Completion
	(In millions of U.S. dollars)

Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	418	2011	2013
Yakutugol
Construction of a rail branch to the Elga coal deposit and the development of the Elga coal deposit	Providing access to and the development of the coal deposit	2,847	2009	2013
Southern Kuzbass Coal Company
Increase of coal production at Sibirginsk Underground	Increase production output to 2.4 million tonnes per annum	240.9	2009	2014
Construction of Erunakovsk-1 Underground	Increase of coal production by 4 million tonnes	300	2009	2014
Mechel-Coke
Reconstruction of coking battery No. 5	Design capacity of 470,000 tonnes of coke per annum	62.6	2011	2012
Steel Segment
Maintenance expenditures	Maintaining current output capacity	168.6	2011	2013
Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	664.9	2009	2011
Construction of blooming concaster No. 5 near oxygen-converter shop with vacuum degasser and ladle furnace	Design capacity 1.0 million tonnes of billets per annum	189	2009	2011
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	173.8	2009	2013
Izhstal
Reconstruction of mill No. 250	Increase of capacity to 300,000 tonnes per annum and increase in quality of rolled products	62.9	2009	2011

		Approximate	Year of	Estimated
	Planned Increase in Capacity	Total Planned	Project	Year of
	and/or Other Improvement	Expenditures(1)	Launch	Completion
	(In millions of U.S. dollars)

Mechel Materials
Construction of grinding-mixing complex for Portland cement and Portland blast-furnace slag cement production	Design capacity of 1.6 million tonnes of Portland cement per annum	126.7	2009	2012
Ferroalloys segment
Maintenance expenditures	Maintaining current output capacity	36	2011	2013
Bratsk Ferroalloy Plant
Reconstruction of ore-thermal ovens	Increase of capacity to 33 MVA	92.4	2010	2012
Power segment
Maintenance expenditures	Maintaining current output capacity	47.9	2011	2013
Transport division
Maintenance expenditures	Maintaining current output capacity	22	2011	2013
Technical modernization of Port Posiet	Increase of production capacity to 9.0 million tonnes per annum	73	2009	2012

(1)	We estimate that approximately $604 million of the aforementioned planned expenditures for these projects were made within 2010. In 2010, we spent $1.0 billion in total for capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Metallurgical Production Technology Development at Mechel-Steel Management (six employees), a Production and Technical Department at Mechel Mining Management (fourteen employees), a Department of Wire Products Technology Development at Mechel-Steel Management (two employees), and a Department of Technical Development at Mechel Ferroalloys Management (four employees). In December 2008, we established Mechel Engineering with a headcount of 122 employees to carry out design and engineering works to increase the efficiency of our mining business. In January 2009, our design unit DVNPU with a headcount of 104 employees was transferred under the management of Mechel Engineering. Since January 1, 2011, DVNPU became a branch of Mechel Engineering.

In the course of our research and development we also contract with third-party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Izhstal, Urals Stampings Plant, Moscow Coke and Gas Plant, Bratsk Ferroalloy Plant and Yakutugol have specialized research divisions with a total of 371 researchers involved in the improvement of existing technologies and products.

Our research and development expenses in the years ending December 31, 2010, 2009 and 2008 were not significant.

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

Regulatory Matters

Licensing of Operations in Russia

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. The Federal Law “On Licensing of Certain Types of Activities,” dated August 8, 2001, as amended, as well as other laws and regulations, set forth the activities subject to licensing and establish procedures for issuing licenses. In particular, some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things:

•	the use of subsoil, which is described in more detail in “— Subsoil licensing in Russia” below;

•	the use of water resources;

•	the discharge of pollutants into the environment;

•	the handling of hazardous waste;

•	storage and use of explosive, flammable and/or dangerous materials;

•	operation of industrial facilities featuring fire and explosion hazard (including mining and surveying activities);

•	construction;

•	fire control and security;

•	medical operations;

•	transportation activities; and

•	collection, processing and sale of ferrous scrap.

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

The primary law regulating subsoil licensing is the Federal Law “On Subsoil,” dated February 21, 1992, as amended (the “Subsoil Law”), which sets out the regime for granting licenses for the exploration and production of mineral resources. The Procedure for Subsoil Use Licensing, adopted by Resolution of the Supreme Soviet of the Russian Federation on July 15, 1992, as amended (the “Licensing Regulation”), also regulates the licensing of exploration and production of mineral resources. According to both the Subsoil Law and the Licensing Regulation, subsurface mineral resources are subject to the jurisdiction of the federal authorities.

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

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law; and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. The minerals extraction tax is calculated as a percentage of the value of minerals extracted. Currently the tax rates are 4% for coal, 4.8% for iron ore and 8% for nickel. In 2010, we incurred minerals extraction taxes in the amount of $41.7 million, which is included in the statement of income and comprehensive income as production related overheads. See note 21 to our consolidated financial statements.

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

Extension of licenses

The Subsoil Law, as amended in August 2004, permits a subsoil licensee to request an extension of a production license for the term of the expected operational life of the subsoil plot in order to complete the production from the subsoil plot covered by the license or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user is not in violation of the terms and conditions of the license and the relevant regulations.

In order to extend the period of a subsoil license, a company must file an application with a territorial authority of the Federal Agency for Subsoil Use to amend the license. In addition, as we have seen in our practice, a subsoil licensee may be required to prepare and provide to the authority amended technical documentation and development plan of the deposit under the license justifying the requested extension. The costs associated with license extension are generally not substantial and mainly relate to preparing amendments to the technical documentation and development plan of the subsoil plot.

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

To the best of our knowledge, derived from publicly available information, the current practice of the regulatory authorities is generally consistent with the process as set out above. In particular, we are aware of a number of mining companies which have been granted extension of their Russian mining licenses for the past few years. In addition, two of our subsidiaries — Korshunov Mining Plant and Olzherassk Open Pit Mine — successfully extended their licenses for the entire term of the expected operational life of the subsoil plot. The terms of the two licenses were extended in accordance with the amendments we made to the development plans of the subsoil plots. Furthermore, as evidenced by a number of court cases during the past several years, license extensions are being rejected predominantly on the grounds of subsoil users being in violation of the material terms of the licenses. Though current regulation does not specify what license terms are material, current practice suggest that regulatory authorities tend to treat as material terms of license the terms related to license payments, production levels and operational milestones.

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

Under a licensing agreement, the licensee makes certain environmental, safety and production commitments. For example, the licensee makes a production commitment to bring the field into production by a certain date and to extract an agreed-upon volume of natural resources each year. The licensing agreement may also contain commitments with respect to the social and economic development of the region. When the license expires, the licensee must return the land to a condition which is adequate for future use. Although most of the conditions set out in a license are based on mandatory rules contained in Russian law, certain provisions in a licensing agreement are left to the discretion of the licensing authorities and are often negotiated between the parties. However, commitments relating to safety and the environment are generally not negotiated.

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

If the licensee does not agree with a decision of the licensing authorities, including a decision relating to the termination of a license or the refusal to change an existing license, the licensee may appeal the decision through administrative or judicial proceedings. In certain cases prior to termination, the licensee has the right to attempt to cure the violation within three months of its receipt of notice of the violation. If the issue has been resolved within such a three month period, no termination or other action may be taken.

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

In 2008-2010, Ministry of Natural Resources and Ecology prepared significant amendments to the Environmental Protection Law and other regulations. These draft amendments are actively being discussed by industry representatives and other interested parties such as the Russian Union of Industrialists and Entrepreneurs and the amendments have not been submitted to the State Duma. According to the amendments, the functions among state environmental agencies at both the federal and regional levels, as well as to strengthen liability for companies’ non-compliance with environmental laws and regulations. Among other things, the draft amendments contemplate that charges for environmental impact exceeding regulatory thresholds (norms) may be increased by twenty five times the current amounts commencing on January 1, 2012, and may be increased by one hundred times the current amounts commencing on January 1, 2016. Furthermore, fines for environmental violations may be increased by up to 20 times the current amounts. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, clean-up costs and compensatory damages, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operation and prospects.”

Pay-to-pollute

The Environmental Protection Law and other Russian environmental protection legislation establish a “pay-to-pollute” regime administered by federal and local authorities. “Pay-to-pollute” (or payments for environmental pollution) is a form of mandatory reimbursement to the Russian government for damage caused to the environment.

The Russian government has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain temporary approval for exceeding these statutory limits from Rosprirodnadzor, the Russian environmental supervisory authority, depending on the type and scale of any environmental impact. Such approval is conditional upon the development by the company of a plan for the reduction of the emissions or disposals to the standard limits which must be cleared with Rosprirodnadzor. The emission reduction plan is generally required to be implemented within a specific period. If, by the end of that period, a company’s discharges of pollutants are still in excess of the statutory limits, a new emission reduction plan must be submitted to Rosprirodnadzor for approval.

Fees for the discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are assessed based on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved temporary limits, and the highest fees are imposed for pollution exceeding such limits (above-limit fees). Payments of above-limit fees for violation of environmental legislation do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2010, in Russia, we incurred above-norms/above-limit fees and penalties in the amount of approximately $4.1 million.

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

Environmental enforcement authorities

Currently state environmental regulation is administered by several federal services and agencies and their regional subdivisions, in particular, the Federal Service for the Supervision of the Use of Natural Resources, Rosprirodnadzor, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency for Subsoil Use, the Federal Agency for Forestry, the Federal Agency for Water Resources and some others. Included in these agencies’ sphere of responsibility are environmental preservation and control, enforcement and observance of environmental legislation, drafting and approving regulations and filing court claims to recover environmental damages. The statute of limitations for such claims is 20 years.

The Russian federal government and the Ministry of Natural Resources and Ecology are responsible for coordinating the work of the federal services and agencies engaged in state environmental regulation.

The structure of environmental enforcement authorities described above was established in 2004. This structure was subjected to certain changes in 2008. In particular, the Ministry of Natural Resources was transformed into the Ministry of Natural Resources and Ecology and Rostekhnadzor was put under its supervision. In late 2010, this structure was further changed and all powers previously held by Rostekhnadzor in terms of environmental control, permits and fees administration were transferred to Rosprirodnadzor.

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

Rostekhnadzor has broad authority in the field of control and management of industrial safety. In case of an accident, a special commission led by a representative of Rostekhnadzor conducts a technical investigation of the cause. The company operating the hazardous industrial facility where the accident took place bears all costs of an investigation. Rostekhnadzor officials have the right to access industrial sites and may inspect documents to ensure a company’s compliance with safety rules. Rostekhnadzor may suspend for up to 90 days or initiate a court decision to terminate operations of companies and/or impose administrative liability on officers of such companies.

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

The Strategic Industries Law

On April 29, 2008, the Strategic Industries Law was adopted in Russia. It regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“Strategic Companies”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots of federal importance. Subsoil plots of federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of National Defense and Security land. The List of subsoil plots of federal importance was first officially published in Rossiyskaya Gazeta on March 5, 2009 and amended twice since then, on March 18, 2010 and on August 13, 2010. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be a strategic activity. The production and distribution of industrial explosives as well as the use of sources of radioactivity are also deemed to be activities of strategic importance for national defense and homeland security.

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

The electricity generation sector is now principally comprised of six thermal wholesale generating companies (called “OGKs” based on the Russian acronym for Wholesale Generating Company), one hydro wholesale generating company (named RusHydro), 14 territorial generating companies (“TGKs”), RAO Eastern Energy Systems OAO, Inter RAO OAO, various nuclear generation complexes (owned and/or operated by the Rosenergoatom Concern OJSC), as well as a number of independent regional diversified electricity producers and suppliers (Irkutskenergo OAO, Bashkirenergo OAO, Tatenergo OAO, Novosibirskenergo OAO).

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

Currently electricity is traded on the basis of the following trading mechanisms:

Regulated bilateral contracts

Regulated contracts are effectively take-or-pay obligations at regulated prices defined by the Federal Tariff Service (the “FTS”) for electricity and capacity volumes. The volumes of electricity to be traded by the generators under regulated contracts are set up by the FTS annually based on percentages of the volumes of electricity generated in the previous year. Under Government Resolution No. 205 dated April 7, 2007, the volumes of electricity to be traded under regulated contracts are to gradually decline for the wholesale market to become fully liberalized by the year 2011. The volumes of electricity to be traded under regulated contracts in 2010 are set at 35% to 40% for the first half of 2010 and at 15% to 20% for the remainder of 2010. Starting from January 1, 2011, electricity is traded at non-regulated prices, except for electricity intended for supply to households.

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

“Guaranteeing suppliers” sell electricity under prices that take account of: (1) the prices on the wholesale electricity market; (2) the sales premium of the particular guaranteeing supplier set by respective regional authorities; and (3) the prices for electricity transmission through regional networks.

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

Our Southern Kuzbass Power Plant delivers heat energy (in the form of hot water) at regulated prices to residential and commercial customers in Kaltan and Osinniki. Mechel-Energo delivers heat energy (in the form of hot water and steam) at regulated prices to residential and commercial customers in the cities of Vidnoe, Chelyabinsk, Chebarkul, Beloretsk, Guryevsk, Mezhdurechensk, Myski and Izhevsk.

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

For example, in 2007 the United States Supreme Court confirmed that EPA has authority to classify carbon dioxide and other greenhouse gases as pollutants and regulate them under the CAA. On December 15, 2009, EPA issued an “endangerment” finding that carbon dioxide and five other greenhouse gases endanger the public health and welfare. Together with other proposed rules, this could establish a basis for direct regulation of greenhouse gas emissions from many sources, including coal-fueled power plants. In addition, on October 30, 2009, EPA published a final rule on greenhouse gas emissions reporting, which would cover a wide range of sources including electricity generation. Although coal mines were excluded from this mandatory reporting obligation in the final rule, EPA had originally proposed to include such “upstream” sources in the regulation and has indicated that it will be revisiting that proposal in 2010. On the legislative side, the proposed federal Clean Energy and Security Act of 2009 was recently introduced in the U.S. Congress that would require national reductions in greenhouse gas emissions and would require utilities to generate a certain percentage of their electricity supply from renewable sources. A number of state and regional greenhouse gas initiatives are also being developed. Thus, on May 13, 2010, EPA issued a final rule that establishes thresholds for greenhouse gas (GHZ) emissions. This rule defines when permits under the New Source Review, Prevention of Significant Deterioration (PAD) and Title V Operating Permit programs are required for new and existing industrial facilities. This final rule ‘tailors’ the requirements of these CAVA permitting programs to limit which facilities will be required to obtain PAD and Title V permits, generally to those with a “potential to emit” 25,000 tons per year or more. This includes coal-fueled power plants and other coal-fueled industrial production facilities. This means that although we may not be directly affected by this new permitting initiative in the near term, our customers could be.

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

•	The NPDES system implements CWA’s prohibition on unauthorized discharges by requiring a permit for every discharge of pollutants from a point source to navigable waters of the United States. NPDES permits give the permittee the right to discharge specified pollutants from specified outfalls, usually for a period of five years. The permit normally sets numerical limits on the discharges and imposes conditions on the permittee (including filing periodic discharge and monitoring reports); discharges that require a permit include industrial process wastewater, non-contact cooling water and collected or channeled storm water runoff. The CWA also requires many facilities to develop and maintain plans for preventing and responding to spills of hazardous substances, called Spill Prevention Control and Countermeasure (“SPCC”) Plans, and certain high-volume hazardous substance handling/storage facilities are required to prepare and maintain a more extensive plan called a Facility Response Plan.

•	EPA has delegated NPDES permitting authority to West Virginia. West Virginia water pollution law is generally broader than that of its federal counterparts. For example, among other things, state law regulates discharges into all waters of the state, including groundwater, and requires permits for the construction of disposal systems.

•	Coal companies are required to obtain CWA 404 Permits from the Corps generally authorizing the disposal of fill material from coal mining activities into the waters of the United States, for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills for excess spoil disposal, and other mining activities. 404 Permits have been the subject of repeated court challenges, and in recent years both “nationwide” and “individual” permits have been invalidated, including in West Virginia. Although it is still possible to receive such permits, since implementation of a new federal oversight initiative in June 2009, very few 404 Permits have been issued. It is widely expected that some pending 404 Permit applications will be denied, or that EPA will exercise its Clean Water Act veto authority over some 404 Permits that are issued by the Corps. Although the Company has no immediate need for new 404 Permits to continue its current mining operations in the short term, some of its future mine plans (including the continuation of existing mines) would require the issuance of such permits to proceed. It is difficult to predict whether, in light of the regulatory environment, such 404 Permits will be issued to us in the future. If we cannot obtain them, our coal production operations in the coming years could be subject to substantial disruption.

•	On April 1, 2010, EPA issued a Memorandum entitled ‘Detailed Guidance: Improving EPA Review of Appalachian Surface Coal Mining Operations Under the Clean Water Act, National Environmental Policy Act, and the Environmental Justice Executive Order’ (‘Detailed Guidance’). The Detailed Guidance was directed to (among others) the Regional Administrator of EPA Region 3 (the federal office with oversight authority over West Virginia’s NPDES program). It applies only to coal mining operations. The Detailed Guidance suggests that the EPA Regional Administrator should exercise his authority to object to any NPDES permit application for a coal mining operation that does not ensure that discharges will be kept below 500 muS/cm conductivity — a standard that, according to several knowledgeable sources, cannot be met for the great majority of mining operations. In addition, EPA Region 3 is now exercising its authority to review all proposed NPDES permits and permit re-issuances for mining operations in West Virginia. Because of this, and due to a new West Virginia DEP policy on implementation of the State’s narrative water quality standards, the issuance of new and renewed NPDES permits in West Virginia has been substantially curtailed and/or delayed. It is, as a consequence, not possible to predict with any certainty the ability of mining companies to obtain required NPDES permits for new or expanded mining operations, or renewed permits, or the timing of same.

•	SDWA primarily targets public water systems, which generally includes any system for the provision of water to the public for human consumption through pipes or other constructed conveyances if such system has at least 15 service connections or regularly serves at least 25 individuals. This broad

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

REACH requires foreign manufacturers importing their chemical substances into the European Union, as well as E.U. manufacturers producing such substances in quantities of one tonne or more per year, to register these substances with the European Chemicals Agency (“ECHA”). To comply with REACH requirements, we have created dedicated internal working groups, procured external consultants’ advice and budgeted for REACH procedures expenses. We pre-registered with the ECHA substantially all of the substances that we export to or produce in the European Union prior to December 1, 2008. As a next step, we successfully registered with the ECHA the substances that we export to or produce in the European Union in amount over 1000 metric tonnes per year, and which are subject to REACH registration, namely: ferroalloys, coke-chemicals and pig iron exported to the European Union, and mill scale produced at Romanian steel mills. This registration was completed prior to December 1, 2010 in compliance with REACH implementation schedule.

Currently we are preparing for the next stage of the registration process. We intend to complete the registration process within the relevant deadlines.

Item 4A.	Unresolved Staff Comments

None.

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

In this Item 5, the term “domestic” describes sales by a subsidiary within the country where its operations are located. The term “export” describes cross-border sales by a subsidiary regardless of its location. See note 23 to our consolidated financial statements.

History of Incorporation

Mechel OAO was incorporated on March 19, 2003, as a joint-stock company holding shares and interests in the charter capitals of various mining and steel companies owned by Igor Zyuzin, Vladimir Iorich and companies controlled by them. These individuals acted in concert from 1995 until December 2006 pursuant to an Ownership, Control and Voting Agreement which required them to vote in the same way. During the period from March through December 2006, Mr. Iorich disposed of his entire interest in Mechel OAO to Mr. Zyuzin, and the Ownership, Control and Voting Agreement terminated on December 21, 2006.

Business Structure

Segments

We have organized our businesses into four segments:

•	the mining segment, comprising the production and sale of coal (metallurgical and steam), coke and coking products, iron ore and limestone, which supplies raw materials to our steel segment and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Sea of Japan and on the Sea of Azov and our railway transportation assets;

•	the steel segment, comprising the production and sale of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products including wire products, forgings and stampings, and our river port on the Kama River, a tributary of the Volga River;

•	the ferroalloys segment, comprising the production and sale of nickel ore, low-ferrous ferronickel, ferrochrome and ferrosilicon, which supplies raw materials to our steel segment and also sells substantial amounts of raw materials to third parties; and

•	the power segment, comprising power generating facilities, which supply power to our mining, steel and ferroalloys segments and also sells a portion of the power generated to third parties, and a power distribution company.

The table below sets forth by segment our key mining, steel, ferroalloys and power subsidiaries, presented in chronological order by date of acquisition.

			Date Control	Voting
Name	Location of Assets	Product/Business	Acquired	Interest(1)%

Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal concentrate, steam coal, steam coal concentrate, anthracite concentrate, PCI coal	January 1999	96.6%
Tomusinsk Open Pit Mine	Russia	Coking coal, steam coal	January 1999	74.5%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	85.6%
Port Posiet	Russia	Seaport: coal warehousing and loading	February 2004	97.1%
Mechel-Coke	Russia	Coke	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and gas works, organic chemicals	October 2006	99.5%
Transkol	Russia	Railway transportation	May 2007	100.0%
Yakutugol(2)	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Port Vanino	Russia	Coal transshipment complex (under construction)	November 2008	100.0%
Mechel Bluestone Inc.	United States	Coking coal, steam coal	May 2009	100.0%
Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and specialty long and flat steel products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products, limestone	June 2002	91.4%
Mechel Targoviste	Romania	Carbon and specialty long steel products, forgings, seized rolled products	August 2002	86.6%
Urals Stampings Plant	Russia	Stampings	April 2003	93.8%
Mechel Campia Turzii	Romania	Long steel products, wire products	June 2003	86.6%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Specialty and carbon steel long products, seized rolling and wire products, stampings and forgings	May 2004	88.4%
Port Kambarka	Russia	River port	April 2005	90.4%
Ductil Steel	Romania	Carbon steel, low-alloyed steel rolled and wire products	April 2008	100.0%
HBL Holding	Germany	Steel trading and distribution, servicing, cutting and processing steel products, warehousing system	September 2008	100.0%
Laminorul Plant	Romania	Long steel products	February 2010	90.9%
Ferroalloys Segment
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	84.1%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%
Oriel Resources	Russia, Kazakhstan	Chrome and nickel mining and processing	April 2008	100.0%
Tikhvin Ferroalloy Plant	Russia	Ferrochrome	April 2008	100.0%
Power Segment
Southern Kuzbass Power Plant	Russia	Electricity generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%
Toplofikatsia Rousse	Bulgaria	Electricity generation and distribution	December 2010	100.0%

(1)	Except where the acquisition date occurred after December 31, 2010 (in which case the percentage is given as of the date of completion of the acquisition), the percentages provided in this table are as of December 31, 2010. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)	Effective as of the end of the first quarter of 2008, the subsoil license to the Elga coal deposit was transferred from Elgaugol to Yakutugol. Elgaugol was liquidated in September 2009.

Intersegment sales

We are an integrated mining, steel, ferroalloys and power group. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2010:

•	The mining segment supplied approximately 8.6% of the steel segment’s iron ore concentrate requirements, approximately 98% of the steel segment’s coke requirements, approximately 100% of the power segment’s coal requirements and approximately 76% of the ferroalloys segment’s coal requirements;

•	The ferroalloys segment supplied approximately 81% of the steel segment’s requirements in ferrochrome, ferrosilicon and ferronickel;

•	The mining segment supplied approximately 76% of coke for use in the production of ferronickel, ferrochrome and ferrosilicon by the ferroalloys segment;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	The power segment supplied approximately 27% of the group’s overall electricity requirements.

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

Set out below are our key acquisitions during the periods under review in this section. For more detail see note 3 to our consolidated financial statements. Each of the acquisitions was accounted for using the purchase method of accounting, and the results of operations of each acquired business are included in our consolidated statements of income and comprehensive income from their respective dates of acquisition of control. In certain cases where we acquired our interest in a business over a period of time and control was not acquired until subsequent acquisitions of shares, such acquisitions were accounted for using the equity method of accounting or at cost, as appropriate, until such controlling stake was acquired. The financial information for the periods presented herein may not be directly comparable from period to period due to these acquisitions and their accounting treatment.

Ductil Steel.  Ductil Steel is comprised of two Romanian steel plants: a plant in Buzau which produces reinforcing rolled products, wire rod and wire products, and the Otelu Rosu plant, which specializes in steel and billets production. We purchased 100% of Ductil Steel from third parties in April 2008 for $224.0 million.

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

HBL Holding.  The assets of HBL Holding include fifteen service and trading companies in Germany. We acquired 100% of HBL Holding in September 2008 for approximately $55.9 million.

Bluestone.  On May 7, 2009, we acquired 100% of the shares and interests in the Bluestone companies, which were privately-held West Virginia-based coal businesses engaged in the mining, processing and sale of premium quality hard coking coal. The aggregate consideration was $436.4 million paid in cash, approximately 83.3 million of our preferred shares, plus two contingent payments less the amount exceeding the Bluestone target debt of $132.0 million. The first contingent payment is a contingent share value right (“CVR”) that guarantees a target total shareholder return from the preferred shares after five years from the closing date. Any potential CVR cash payment due to the actual total return from the preferred shares being less than or equal to the target return will be paid on the fifth anniversary of the closing date and will equal the amount by which the target value exceeds the sum of the aggregate market value of the preferred shares and all dividends received. The starting target value was set at $989.6 million, which could be increased up to $1,588.5 million and/or decreased by the amount of any damages (capped at $200.0 million for CVR purposes) and set-offs effected by Mechel. The target value of the CVR and the target value additional amount increased by $3.5 million in June 2010 as a result of an agreement between the parties to settle a third party litigation. The increase was to be calculated based on the additional tonnes of mineral reserves or mineral deposits discovered during the drilling program on certain territories leased or owned by Bluestone. The second contingent payment is a contingent cash payment based on additional coal reserves and resources identified within two years under a planned drilling program. The amount of this contingent cash payment is based on certain mineral reserves and mineral resources discovered during the drilling program, multiplied by an agreed price of $3.04 per tonne, which will be paid on the fifth anniversary of the closing date. Mr. Zyuzin agreed to vote all common shares beneficially owned by him in favor of dividends on preferred shares at any meeting of shareholders. Mechel Mining guaranteed certain obligations of our subsidiaries which were party to the transaction agreements. These guarantee obligations were supported by a pledge of the shares of the Bluestone companies and the newly created Mechel entities that hold these shares.

We determined the target value of the CVR based on an appraisal performed by independent mining engineers. The present value of the CVR target value as of the closing date amounted to $991.4 million. The contingent liability recognized as of the closing date amounted to $495.2 million, and was calculated as the difference between the estimated target value and the preferred shares fair value as of May 7, 2009. Our preferred shares were not marketable at the time of the closing date, and they were appraised by an independent third party using the probability-weighted expected return method. The weighted average preferred share value was determined as $5.96 (196 rubles) as of the closing date. We determined the value of the drilling program contingent payment based on an appraisal performed by independent mining engineers. The estimation was made in conjunction with the estimation of the CVR contingent payment. The present value of the drilling program contingent payment as of the closing date amounted to $19.4 million. The total fair value of the purchase consideration at the closing date amounted to $1,447.2 million.

In accordance with ASC 805, we adjust the contingent liability arising from contingent consideration arrangements at the end of each reporting period, with a corresponding gain or loss reflected in the statement of income, based on changes in the fair value of the obligation. The change in the fair value of our preferred shares during the post-acquisition period through December 31, 2009, based on an independent appraisal, resulted in a $494.2 million decrease in the CVR contingent payment, which was recorded as a non-taxable gain in other income and expenses, net in the consolidated financial statements. This gain was a result of the changes resulting from the events after the acquisitions date, primarily because of the increase in the value of preferred shares following a similar increase in the price of our common shares, and does not constitute a measurement period adjustment that would require adjustment of the purchase consideration.

We completed the listing of the preferred shares on the New York Stock Exchange in May 2010. In March 2011, the market value of the preferred shares distributed as part of the consideration to the former owners of Bluestone plus the cumulative dividends due to them exceeded $1,787.1 million, as calculated per the terms of the merger agreement, which resulted in the automatic extinguishment of the CVR. Following the automatic extinguishment of the CVR, we executed an amendment to the merger agreement which confirmed that our obligations in relation to the CVR contingent payment, pledge agreements relating to all the outstanding stock and capital membership in the Bluestone companies in favor of the Seller, and the CVR guarantee issued by Mechel Mining have been released. In addition, Mr. Zyuzin has been released from obligation to vote his common shares in favor of the dividends on preferred shares.

For a more detailed description of the Bluestone acquisition transaction, see note 3(e) to our consolidated financial statements.

Laminorul Plant.  Laminorul Plant is a steel plant located in Braila (Romania) and listed on the Bucharest Stock Exchange. On February 25, 2010, we acquired 100% of the shares of Donau Commodities SRL which holds 90.9% of the shares of Laminorul Plant for consideration of $11.9 million. The acquisition is consistent with our program of expanding production and sales of steel products, particularly those related to construction and building industries in Romania.

Ramateks.  Ramateks is a Turkish steel trading group engaged in the distribution of construction and stainless steel long products as well as other types of steel products. We acquired 100% of Ramateks in June 2010 for $3.0 million.

Femax.  Femax is a trading company operating in the Czech and Slovak markets, selling steel and steel products and providing a number of services. We acquired 95.0% of Femax in July 2010 for $1.9 million.

Toplofikatsia Rousse.  Toplofikatsia Rousse is a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. We acquired a 49% stake in Toplofikatsia Rousse in December 2007 for $73.5 million. We increased our stake in Toplofikatsia Rousse to 100% by purchasing the remaining stake of 51% in December 2010 for approximately $71.9 million.

Factors Affecting Our Results of Operations and Financial Condition

Cyclical nature of business and impact of macroeconomic factors

Our mining and ferroalloys business sells significant amounts of coal, iron ore and ferroalloys to third parties and our revenues depend significantly on these sales. Cyclical and other changes in the world market prices of these products affect the results of our mining and ferroalloy operations. The changes in these prices result from factors which are beyond our control, such as market supply and demand. The global coal, iron ore and ferroalloys supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, transportation bottlenecks, production disruptions and natural disasters. Prices of the products of our mining and ferroalloys business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.”

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

Demand for steel, particularly long steel products in which we believe we are the most competitive in the Russian market, is closely tied to the construction industry in the markets in which we sell our products. The construction business in Russia, the principal market for our products, was severely impacted by the global financial crisis and the sharp economic slowdown in Russia. As a result of the critical role of steel in infrastructural and overall economic development, the steel industry tends to track macroeconomic factors such as gross domestic product (“GDP”) and industrial output.

The global financial crisis and sharp economic slowdown which started in 2008 seriously impacted global GDP growth in 2008 and 2009 and the recovery has been slow in 2010. Global GDP grew at 1.5% in 2008, contracted by 2.2% in 2009 and grew at 3.9% in 2010, according to CRU. According to Rosstat, Russia recorded GDP growth of 5.2% in 2008, contraction of 7.8% in 2009 and growth of 4.0% in 2010. This slowdown in economic growth and severe constraints in capital spending, both globally and in Russia, led to poor demand for our products and a substantial decrease in the prices for our products in 2009. We generally observed signs of improvement in our core markets in the 2010, which are continuing into 2011. See “— Price trends for products.”

Trade and competition

Mining products and many types of steel products are considered commodities and treated as fungible in the world markets. As such, we compete with steel producers and mining companies with operations in different countries. The main competitive advantages that steel producers can secure are based on quality and production cost. Generally, steel producers in economically developed regions compete primarily based on quality of steel, while we and other steel producers in developing countries compete in the international market based primarily on price. With respect to our mining products, such as iron ore, nickel and coal, quality, production costs and transportation capabilities are key areas where companies seek a competitive advantage.

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

The European Union has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe in the periods under review. Our sales in the European Union constituted approximately 16.8% of our steel segment revenues and 51.3% of our steel segment export revenues in 2010, 17.9% of our steel segment revenues and 50.6% of our steel segment export revenues in 2009, and 24.0% of our steel segment revenues and 37.0% of our steel segment export revenues in 2008. The effect of the quota system is significantly mitigated, however, because a substantial majority of our sales in the European Union are made by our European subsidiaries, particularly Ductil Steel in Romania and HBL Holding in Germany.

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

At the same time, we are protected from competition from steel imports in Russia due to import tariffs that Russia has in place with respect to certain imported steel products. These tariffs generally amount to 5-15% of the value of the imports. The majority of our sales of steel products in Russia in the periods under review were protected by these import tariffs. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. In the future the Russian government may restore export duties on steel products and may also impose export duties on some raw materials, such as coal and iron ore concentrate. See “Risk Factors — Risks Relating to Our Business and Industry — We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future.”

Consolidation trends in the steel and mining industries

The global financial crisis sharply slowed the pace of consolidation in the steel industry. The uncertainty over future demand, together with continuing constraints on capital, were two of the greatest challenges that steel companies faced in 2009. China is an exception where internal consolidation activity in the steel industry is, in part, driven by the central government’s plan to consolidate its capacity. A main trend of 2010 is the increasing dominance of strategic investors in the coal sector. Strategic investors show preference for large coal deposits. Future consolidation in the steel industry should enable steel producers to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

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

The mining industry has also experienced consolidation in recent years. Although the activity in this sector substantially decreased in 2009, there were several large-scale transactions. Foundation Coal Holdings, Inc, a U.S. coal company, signed a definitive agreement to be acquired by another U.S. coal company Alpha Natural Resources. Ukrainian iron and steel producer Metinvest Holding Limited acquired United Coal Company, a U.S. based mining company. Arch Coal Inc, a listed U.S. based coal producer, agreed to acquire the Jacobs Ranch coal mine from Rio Tinto plc. Additionally, we acquired Bluestone. In 2010, Walter Enegry, a U.S. coal company, signed a merger agreement with Western Coal, another U.S. coal company. INR Energy, a privately held coal company, entered into an agreement to sell its West Virginia coal mining operations to Cliffs Natural Resources, an international mining company. Cumberland Resources, a U.S. privately held coal producer, was acquired by Massey Enegry, a U.S. company and one of the largest producers of Central Appalachian coal.

Consolidation among suppliers in the mining industry has led to a stronger bargaining position among mining companies vis-à-vis steel producers. As we are vertically integrated in both the “upstream” and “downstream” sides of the mining and steel segments, we are not as affected by consolidation among suppliers as some of our competitors.

Price trends for products

Coking coal and steam coal

Average contract prices for premium hard coking coal in calendar year 2010 were at $191 per tonne (FOB Australia), up from $129 per tonne (FOB Australia) in JFY 2009/2010, according to CRU. The average price for JFY 2008/2009 was $300 per tonne on the same basis, according to CRU. Decreasing steel demand and production in the first half of 2009 led to a reduction in hard coking coal spot prices to a level of around $115 per tonne (FOB Australia) in May 2009 from $400 per tonne (FOB Australia) in the middle of 2008, according to CRU. The situation gradually changed from the middle of 2009. Growing global demand for steel led to an increase in demand for imported coking coal in Japan, South Korea and European countries. Unprecedented growth of coking coal imports to China, coupled with imported coal supply shortage, contributed to the hard coking coal spot price reaching $170 per tonne (FOB Australia) by the end of 2009, and $220 per tonne (FOB Australia) in the first quarter of 2010, according to CRU. The hard coking coal spot price increased during the beginning of 2010 and reached $250 per tonne (FOB Australia) in April. Till the end of the year prices have declined to $225 per tonne (FOB Australia), according to CRU. There was no significant volatility in spot prices in 2010 due to the stable development of global steel industry. Minor price fluctuation occurred due to seasonal factors and traders stocking activity.

Prices for steam coal reached a high of $209 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in July 2008 from a low of $69 per tonne in January 2007, according to Platts. As the global financial crisis began in September 2008, demand for steam coal was suddenly reduced and the spot prices fell to $62 per tonne (CIF Amsterdam/Rotterdam/Antwerp) by March 2009, according to Platts. Subsequently, prices began to rise as a result of the global economy recovering. Prices reached $80 per tonne (CIF Amsterdam/Rotterdam/Antwerp) by the end of 2009, according to Platts. At the beginning of 2010, prices reached $86 per tonne (CIF Amsterdam/Rotterdam/Antwerp) and then declined to $73 per tonne (CIF Amsterdam/Rotterdam/Antwerp) by the end of the first quarter of 2010, according to Platts. Prices increased further during 2010 and reached $122 per tonne (CIF Amsterdam/Rotterdam/Antwerp) at end of 2010, according to Platts. The main reason of price growth was stable growth of the global economy.

Iron ore

For JFY 2010/2009 the contract price for iron ore settled at $113 per tonne, up from $57 per tonne in JFY 2009/2008 (63% elemental iron, Carajas fines, FOB Brazil), according to AME. The price for JFY 2008/2007 for iron ore was $79 per tonne on the same basis, according to AME. Decreasing steel demand and production in the first half of 2009 led to a reduction in iron ore spot prices to a level of around $64 per tonne (CFR China) in April 2009 from $207 per tonne in March 2008, according to CRU. The situation gradually changed from the middle of 2009, when growing global production of steel coupled with strong demand for imported iron ore from China pushed prices to the level of $105 per tonne (CFR China) by the end of 2009 and $142 per tonne (CFR China) by the end of the first quarter of 2010, according to CRU. Prices increased further during 2010 and reached $186 per tonne (CFR China) in April, then after a decline in the middle of the year prices begin to rise again and reached $173 per tonne (CFR China) at end of 2010, according to CRU. The main reasons of price growth in 2010 were stable demand for ore imports from China and measures of the Indian government restricting iron ore exports.

Nickel

On the London Metal Exchange (“LME”) the cash nickel price reached a high of $31,225 per tonne in March 2008 and a low of $9,696 per tonne in December 2008, according to CRU. Nickel prices started to increase in April 2009 and increased to 17,066 per tonne at the end of 2009, according to CRU. This increase was primarily driven by strong demand from China and other Asian countries. Nickel price increased further during 2010 and reached $24,111 per tonne at the end of 2010, according to CRU, since the demand for nickel in Asia and in the rest of the world was steadily improving.

Ferrochrome

Ferrochrome prices reached a high of $6,173 per tonne of chrome content (spot high-carbon ferrochrome price; Delivered consumers’ works (delivered) Europe) in May 2008 and a low of $1,411 per tonne of chrome content in April 2009, according to CRU. The price started to increase in May 2009 and reached $1,940 per tonne of chrome content (spot delivered Europe) by the end of 2009, according to CRU. Prices increased generally due to strong demand from Asian stainless steel producers and limited supply. Prices increased further during 2010 and reached $2,668 per tonne of chrome content (spot delivered Europe) by the end of 2010, according to CRU, since the demand in all the regions has substantially improved.

Ferrosilicon

Ferrosilicon prices reached a high of $2,300 per tonne (ferrosilicon with 75% silicon content; CIF Japan) in June 2008 and a low price of $1,085 per tonne in December 2008, according to CRU. The price gradually increased during 2009, driven by increases in production costs and improved demand, and reached $1,280 per tonne (CIF Japan) at the end of 2009, according to CRU. Prices increased further during 2010 and reached $1,625 per tonne (Chinese export FOB) by the end of 2010, according to CRU. The surge in ferrosilicon prices in the last months of 2010 was driven by curtailments in power supplies of Chinese ferrosilicon producers, due to the Chinese governments’ five-year energy-saving plan.

Steel

The price of rebar increased to a high of $1,305 per tonne (Russian domestic market, ex-warehouse) in July 2008, and fell to a low of $405 per tonne in April 2009, according to Metal-Courier. The export price of square billets reached a high of $1,180 per tonne (Russian export, FOB Black/Baltic sea) in June 2008, and fell to a low of $311 per tonne in March 2009, according to Metal-Courier. The prices for steel products increased gradually during 2009, driven by stable demand and increases in production costs, reaching $494 per tonne for rebar in the Russian domestic market and $419 per tonne for square billets (Russian export) at the end of 2009, according to Metal-Courier. Prices increased further during 2010 and reached $639 per tonne for rebar in the Russian domestic market and $600 per tonne for square billets (Russian export) at the end of

2010, according to Metal-Courier. The price increase was driven by increasing raw materials costs and steadily improving demand. Russian domestic rebar consumption grew by 23.6% in 2010, according to Metal-Courier.

Freight costs

Ocean freight charges and rates on the basic world routes grew steadily from 2007 until autumn 2008. In autumn 2008, these rates fell sharply, simultaneously with a decrease in prices for the basic groups of mass cargoes, in particular, coal, metal, scrap metal and ore raw materials. For example, an average time-charter rate on Panamax type vessels (deadweight about 77,000 tonnes) fell more than 90% from $90,000 in May 2008 to $6,000-$8,000 in November 2008. In April 2009, the rate increased due to an increase in trading demand for certain groups of cargoes. During 2010, time-charter rates fluctuated within the range from $20,000 to $30,000 per day and by the end of the year fell to $12,000-$15,000 per day due to an excess supply of new vessels entering the market. Due to the risk of the U.S. dollar falling against world currencies and the probable increase in commodities prices, we expect an increase in demand for commodities transportation. An increase in such demand, in conjunction with a possible increase in oil prices, may result in an increase in freight rates which will affect our freight costs.

Freight costs are a significant concern for Russian steel producers and mining companies, as distances in Russia are vast and major steel producing and mining areas tend to be located far from developed year-round port facilities. In addition to geographical challenges, domestic Russian rail freight shipments are carried out by Russian Railways, a government-controlled monopoly, so there is no downward pressure on rail freight rates due to market competition, unlike in countries where multiple freight carriers compete based on price.

Exchange rates

Our products are typically priced in rubles for Russian and CIS sales and in U.S. dollars or euros for international sales. Our direct costs, including raw materials, labor and transportation costs are largely incurred in rubles and other local currencies, while other costs, such as interest expense, are incurred in rubles, euros and U.S. dollars. The mix of our revenues and costs is such that depreciation in real terms of the ruble against the U.S. dollar tends to result in a decrease in our costs relative to our revenues, while appreciation of the ruble against the U.S. dollar in real terms tends to result in an increase in our costs relative to our revenues.

Results of Operations

The following table sets forth our consolidated statement of income data for the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
	2010		2009		2008
		% of		% of		% of
Revenues	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Revenue, net	9,746,036	100.0%	5,754,146	100.0%	9,950,705	100.0%
Cost of goods sold	(6,149,310)	(63.1)%	(3,960,693)	(68.8)%	(5,260,108)	(52.9)%

Gross profit	3,596,726	36.9%	1,793,453	31.2%	4,690,597	47.1%
Selling, distribution and operating expenses	(2,064,520)	(21.2)%	(1,547,809)	(26.9)%	(2,134,328)	(21.4)%

Operating income	1,532,207	15.7%	245,644	4.3%	2,556,269	25.7%
Other (expense) income, net	(563,576)	(5.8)%	(150,420)	(2.6)%	(1,208,001)	(12.1)%

Income from continuing operations, before income tax	968,630	9.9%	95,224	1.7%	1,348,268	13.5%
Income tax expense	(276,656)	(2.8)%	(18,893)	(0.3)%	(118,887)	(1.2)%

Net income	691,974	7.0%	76,331	1.3%	1,229,381	12.3%
Net income attributable to non-controlling interests	(34,761)	(0.4)%	(2,590)	(0.0)%	(88,837)	(0.9)%

Net income attributable to shareholders of Mechel OAO	657,213	6.7%	73,741	1.3%	1,140,544	11.5%

Dividends on preferred shares	(8,780)	(0.1)%	(134,498)	(2.3)%	—	0.0%

Net (loss) income attributable to common shareholders of Mechel OAO	648,433	6.7%	(60,757)	(1.1)%	1,140,544	11.5%

Year ended December 31, 2010 compared to year ended December 31, 2009

Net revenues

Consolidated revenues increased by $3,991.9 million or 69.4% to $9,746.0 million in the year ended December 31, 2010, from $5,754.1 million in the year ended December 31, 2009.

Across our segments, our acquisitions in the year ended December 31, 2010 did not have significant impact on our consolidated revenues. Approximately, $37.0 million, or less than 0.1%, of our consolidated revenues in the year ended December 31, 2010 was due to the consolidation of companies acquired during the year ended December 31, 2010. This includes sale of steel products produced by Laminorul Plant for $32.7 million and sale of electricity and heat from Toplofikatsia Rousse for $4.4 million. The rest of the sales increase was due to the increase of sales prices and volumes across all our segments, including due to increase of sales volumes of products which we purchased on the market and re-sold to related metallurgical plants, as well as volumes of finished goods produced by these companies and other third party suppliers and sold by us to third parties, which were added to our consolidated revenue for the year ended December 31, 2010. The total effect of such transactions on consolidated revenues in the year ended December 31, 2010 was $1,493.1 million, or 26.7% of steel segment revenues, including $201.2 million in revenues for goods we purchased from third parties and sold to related metallurgical plants and $1,051.2 million in revenues for goods we purchased from related metallurgical plants and further sold to third party customers.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments:

	Year Ended December 31,
Net Revenues by Segment	2010	2009
	(In thousands of U.S. dollars, except percentages)

Mining segment
To third parties	3,050,950	1,713,245
To ferroalloys segment	140,024	63,197
To power segment	42,485	27,510
To steel segment	622,706	308,039

Total	3,856,165	2,111,990

Steel segment
To third parties	5,586,224	3,143,282
To ferroalloys segment	4,961	2,729
To power segment	128,304	122,231
To mining segment	114,188	34,060

Total	5,833,677	3,302,302

Ferroalloys segment
To third parties	455,199	363,652
To power segment	516	450
To steel segment	173,337	66,707

Total	629,052	430,809

Power segment
To third parties	653,663	533,968
To steel segment	269,342	233,327
To ferroalloys segment	65,873	41,861
To mining segment	73,800	63,628

Total	1,062,678	872,784

Eliminations	1,635,536	963,738

Consolidated revenues	9,746,036	5,754,146

% from mining segment	31.3%	29.8%
% from steel segment	57.3%	54.6%
% from ferroalloys segment	4.7%	6.3%
% from power segment	6.7%	9.3%

Mining segment

Our total mining segment sales increased by $1,744.2 million, or 82.6%, to $3,856.2 million in the year ended December 31, 2010 from $2,112.0 million in the year ended December 31, 2009.

Coking coal concentrate sales to third parties increased by $919.2 million, or 170.8%, to $1,457.5 million in the year ended December 31, 2010 from $538.3 million in the year ended December 31, 2009 as a result of sales prices increase of $536.9 million and sales volumes increase of $382.3 million. The sales prices increase is explained by the sharp increase in international coking coal prices from July 2009 to the end of 2010, when the spot coking coal price (price for premium hard coking coal, FOB Australian ports) increased by 96% from $115 per tonne in June 2009 to $225 per tonne in December 2010, according to CRU.

The volume of coking coal concentrate sold to third parties increased by 3,444 thousand tonnes, or 71.0%, to 8,292 thousand tonnes in the year ended December 31, 2010 from 4,848 thousand tonnes in the year ended December 31, 2009. The increase in sales volumes during the period was due to increased demand from both domestic and foreign customers. In the market there is a shortage of coking coal, which worsens annually during periods of flooding in Australia.

The volumes of coking coal sold to third parties increased both at Yakutugol’s and Bluestone, while they decreased at Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes increased by 2,367 thousand tonnes or 157.4% from 1,504 thousand tonnes to 3,871 thousand tonnes. Southern Kuzbass Coal Company’s coking coal sales volumes decreased by 18 thousand tonnes, or 0.77%, from 2,358 thousand tonnes to 2,340 thousand tonnes. Bluestone coking coal sales volumes to third parties increased from 986 thousand tonnes in the year ended December 31, 2009 to 2,075 thousand tonnes in the year ended December 31, 2010. Bluestone was acquired in May 2009.

Coke sales to the third parties increased by $221.1 million, or 159.5%, to 359.8 million in the year ended December 31, 2010 from $138.7 million in the year ended December 31, 2009, as a result of sales prices increase of $171.0 million, and sales volumes increase of $50.1 million. The increase in sales prices was driven by the increase in coking coal prices which is the key raw material in the production of coke. The sales volume increase is explained by the increase in production volumes of Moscow Coke and Gas Plant and Mechel-Coke in response to improved demand in connection with the global economic recovery after the global economic slowdown.

Coke supplied to the steel segment increased by $245.8 million, or 86.2%, to $531.0 million in the year ended December 31, 2010 from $285.2 million in the year ended December 31, 2009, where $223.1 million of the increase was due to an increase of sales prices and the rest was due to the increase of sales volumes of $22.8 million. The increase of sales volumes was due to the increase of raw steel production in our steel segment companies in 2010 due to the revival of demand for the steel products after the global economic slowdown.

Coking products sales to third parties increased by $26.1 million, or 115.1%, to $48.7 million in the year ended December 31, 2010 from $22.6 million in the year ended December 31, 2009 as a result of sales prices increase of $15.4 million and sales volume increase of $10.7 million. The reasons of the increase in sales prices and volumes are the same as for coke.

Anthracite and PCI coal sales to third parties increased by $265.6 million, or 932.2%, to $294.0 million in the year ended December 31, 2010 from $28.5 million in the year ended December 31, 2009 as a result of sales prices increase of $159.0 million and sales volumes increase of $106.5 million. The sales prices and volumes increased due to the restoration after the recovery of global economy and increased steel production that uses anthracite and PCI coal.

Steam coal sales to third parties decreased by $254.2 million, or 41.3%, to $360.6 million in the year ended December 31, 2010 from $614.8 million in the year ended December 31, 2009 as a result of sales volumes decrease of $297.1 million that was partially offset by the sales price increase of $42.9 million. The sales price increase was due to an increase in international steam coal prices from July 2009 to the end of 2010, when the spot steam coal price (price for 6,000 kCal/kg basis coal, CIF NW Europe) increased by 77% from $66 per tonne in June 2009 to $122 per tonne in December 2010, according to Platts. The decrease in sales volumes was mainly due to the decrease of steam coal export sales to the Chinese market, where demand was significantly lower in 2010 in comparison to 2009. Steam coal sales volume to China decreased from 1,333 thousand tonnes in the year ended December 31, 2009 to 258 thousand tonnes in the year ended December 31, 2010.

Steam coal supplied to the power and ferroalloy segments increased by $9.1 million, or 35.7%, to $34.5 million in the year ended December 31, 2010 from $25.4 million in the year ended December 31, 2009 mainly as a result of sales volume increases. The consolidation of Toplofikatsia Rousse in December 2010 resulted in an increase of sales volumes of $4.4 million. The rest of the increase is explained by the increase of steam coal consumption at the Southern Kuzbass Power Plant due to the increase of electricity production in the year ended December 31, 2010 in comparison to the year ended December 31, 2009.

Sales of iron ore to third parties increased by $105.8 million, or 45.4%, to $338.8 million in the year ended December 31, 2010 from $233.0 million in the year ended December 31, 2009 as a result of sales prices increase of $136.8 million that was partially offset by the sales volumes decrease of $31.0 million. The sales prices increase was due to increase in international iron ore prices from July 2009 to the end of 2010, when the spot iron ore price (price for Indian iron ore 63% Fe dry, CFR North China port) increased by 90% from $91 per tonne in July 2009 to $173 per tonne in December 2010, according to AME. The decrease in sales volumes was due to the decrease of demand from Chinese and Russian steel producers.

Supplies of iron ore to the steel segment increased by $34.2 million, or 334.3%, to $44.5 million, in the year ended December 31, 2010 from $10.2 million in the year ended December 31, 2009 as a result of sales volumes increase of $13.2 million and increase of sales prices of $21.1 million. The increase of sales volumes is explained by the increase of raw steel production in our steel segment companies in 2010 due to the revival of demand for the steel products after the global financial crisis.

Excluding intersegment sales, export sales were 65.6% of mining segment sales in the year ended December 31, 2010, compared to 63.6% in the year ended December 31, 2009. The increase in the proportion of our export sales was due to the higher export volumes of coking coal concentrate due to higher sales prices on export markets. Average coking coal concentrate export prices on Free Carrier (FCA) basis in the year ended December 31, 2010 comprised $154.7 per tonne in comparison with $137.1 per tonne for average domestic sales prices on FCA basis.

Steel segment

Our steel segment revenues increased by $2,531.4 million, or 76.7%, to $5,833.7 million in the year ended December 31, 2010, from $3,302.3 million in the year ended December 31, 2009. Steel segment sales in 2010 were generally influenced by the global recovery after depressed economic and financial conditions in Russia and worldwide in 2009. Consumption of steel products in Russia increased by 37.7% in the year ended December 31, 2010 to 37.6 million tonnes from 27.3 million tonnes in the year ended December 31, 2009, according to Metal Expert. However, production of steel products (including semi-finished) in Russia in the same period increased only by 10.6% to 59.7 million tonnes from 54.0 million tonnes. Export shipments of steel products (including semi-finished) from Russia decreased by 10.9% in the year ended December 31, 2010 to 27.3 million tonnes from 30.0 million tonnes in the year ended December 31, 2009, while export sales of finished steel products from Russia decreased by 16.6%.

Our steel segment revenues increased significantly due to the increase of sales volumes of goods which we purchased on the market and re-sold to related metallurgical plants, as well as volumes of goods produced by these companies and third parties which were sold by our trading subsidiaries to third parties. These sales amounted to $1,493.1 million in the year ended December 31, 2010 in comparison to the $128.3 million in the year ended December 31, 2009, including the sales of goods to related metallurgical plants and the sales of goods purchased from related metallurgical plants of $1,252.4 million in the year ended December 31, 2010 and $120.8 million in the year ended December 31, 2009.

Semi-finished products sales increased by $738.6 million, or 148.7%, to $1,235.4 million in the year ended December 31, 2010 from $496.8 million in the year ended December 31, 2009 as a result of sales volumes increase of $436.7 million as well as sales prices increase of $301.9 million. The sales prices increased due to growth in international prices for billets and slabs; since billet price (square billet, FOB Black Sea) increased by 55% from $388 per tonne in June 2009 to $600 per tonne in December 2010, according to Metal Expert. The increase of sales volumes was due to the increase of volumes of semi-finished products which we purchased on the market and re-sold to related metallurgical plants of $783.0 million.

Alloyed long products sales increased by $157.9 million, or 230.1%, to $226.5 million in the year ended December 31, 2010 from $68.6 million in the year ended December 31, 2009 as a result of sales prices increase of $28.0 million and sales volumes increase of $129.9 million. The increase in sales prices was mainly driven by the increase in the prices of steelmaking raw materials (iron ore, coking coal etc.). The increase in sales volumes is explained by the strengthening of demand in the domestic market in 2010.

Rebar sales increased by $272.8 million, or 31.1%, to $1,150.3 million in the year ended December 31, 2010 from $877.5 million in the year ended December 31, 2009 as a result of sales prices increase. The increase in sales prices was driven by a sharp increase in domestic and international prices during the covered period, when rebar price (Russia domestic, ex-warehouse, central region, excl. VAT) increased by 46% from $472 per tonne in August 2009 to $688 per tonne in August 2010, according to Metal Expert.

Wire-rod sales increased by $84.0 million, or 41.3%, to $287.5 million in the year ended December 31, 2010 from $203.5 million in the year ended December 31, 2009 as a result of sales prices increase of $65.0 million and sales volumes increase of $19.0 million. The increase in sales prices was driven by the increase in domestic and international prices during the covered period, when wire-rod price (Russia domestic, ex-warehouse, central region, incl. VAT) increased by 43% from $458 per tonne in August 2009 to $657 per tonne in August 2010, according to Metal Expert. The increase in sales volumes is explained by increased domestic shipments and competitive pricing in domestic markets.

Low alloyed engineering steel sales increased by $207.0 million, or 76.5%, to $477.5 million in the year ended December 31, 2010 from $270.5 million in the year ended December 31, 2009 as a result of sales prices increase of $145.2 million and sales volumes increase of $61.8 million. The increase in sales prices was driven by the increase in the prices of steelmaking raw materials (iron ore, coking coal etc.). The increase in sales volumes is explained by high demand in key consuming industries, such as automotive and machine building industries in Russia and abroad.

Stainless flat products sales increased by $100.7 million, or 97.6%, to $203.9 million in the year ended December 31, 2010 from $103.2 million in the year ended December 31, 2009 as a result of sales prices increase of $37.3 million and sales volumes increase of $63.4 million. The increase in sales prices was driven by the increase in domestic prices during the covered period, when price for stainless flat steel (cold-rolled, 08X18H10T steel grade, 2-3 mm, Russia domestic, ex-warehouse, excl. VAT) increased by 36% from $3,132 per tonne in May 2009 to $4,254 per tonne in May 2010, according to Metal Expert. The increase in sales volumes was mainly derived from domestic market sales due to high demand.

Carbon and low alloyed flat product sales increased by $94.8 million, or 59.7%, to $253.6 million in the year ended December 31, 2010 from $158.8 million in the year ended December 31, 2009 as a result of sales prices increase of $58.6 million and sales volumes increase of $36.2 million. The increase in sales prices was driven by an increase in domestic and international prices during the covered period, when price for hot-rolled coil (Russia exports, FOB Black Sea) increased by 67% from $372 per tonne in May 2009 to $623 per tonne in September 2010, according to Metal Expert. The increase in sales volumes was derived from both domestic and export sales due to growth in demand.

Forged alloys sales increased by $22.2 million, or 1070.3%, to $24.2 million in the year ended December 31, 2010 from $2.1 million in the year ended December 31, 2009 as a result of sales volumes increase of $3.3 million and sales prices increase of $18.8 million. The increase in sales volumes was derived from both domestic and export sales due to the recovery of normal demand after the global economic slowdown. The increase of sales prices is explained by an increase in domestic and export prices for all forgings.

Stampings sales increased by $52.1 million, or 38.0%, to $188.9 million in the year ended December 31, 2010 from $136.8 million in the year ended December 31, 2009 as a result of sales volumes increase of $83.3 million partially offset by sales prices decrease of $31.2 million. The decrease of sales prices is due to changes in the product mix, with increased sales volumes of cheaper forms of stampings. The increase in sales volumes is explained by the growth in demand in major consuming industries due to the recovery after the global economic slowdown.

Wire sales increased by $172.1 million, or 53.9%, to $491.6 million in the year ended December 31, 2010 from $319.5 million in the year ended December 31, 2009 as a result of sales prices increase of $92.9 million and sales volume increase of $79.2 million. The increase in sales prices was driven by the increase in the prices of wire-rod, which is the main input for wire production. The increase in sales volumes is explained by good demand from key consuming industries: construction, railways construction, automotive and machine-building industries and others.

Wire ropes sales increased by $29.4 million, or 64.3%, to $75.2 million in the year ended December 31, 2010 from $45.8 million in the year ended December 31, 2009 as a result of sales prices increase of $5.9 million and sales volume increase of $23.5 million. The increase in sales prices was driven by the increase in the prices of wire, which is the main input for wire ropes production. The increase in sales volumes is explained by steady demand from key consuming industries: cranes production and lifting machine-building, mining, construction and others.

Sales of other products increased by $408.7 million, or 216.3%, to $597.6 million in the year ended December 31, 2010 from $189.0 million in the year ended December 31, 2009 due to the recovery in all industries consuming such products after the global economic slowdown as well as due to the increase of sales volumes of finished products which we purchased from related metallurgical plants, as well as from third parties, and re-sold to third parties. The effect of these transactions on the sales of other products was $181.4 million in the year ended December 31, 2010.

Excluding intersegment sales, export sales were 32.9% of steel segment sales in the year ended December 31, 2010, compared to 36.8% in the year ended December 31, 2009. The decrease in the proportion of our export sales was explained by growth of our production and very good growth demand on domestic market, due to competitive quality and pricing of our steel products, comparing to domestic rivals.

Ferroalloys segment

Nickel sales to third parties increased by $61.0 million, or 32.0%, to $251.6 million in the year ended December 31, 2010 from $190.6 million in the year ended December 31, 2009, as a result of sales prices increase of $86.2 million partially offset by sales volumes decrease of $25.2 million. The sales prices increase was due to the increase in nickel quotes at the London Metal Exchange (LME), which we use to determine our contract prices. Nickel price increased from $9,696 per tonne in March 2009 to as high as $22,461 per tonne in March 2010, according to LME. Our nickel sales volumes decreased by 1.8 thousand tonnes or 13.2% to 11.9 thousand tonnes in the year ended December 31, 2010 from 13.7 thousand tonnes in the year ended December 31, 2009 following to the weakening of demand from external stainless steel producers.

Nickel supplies to the steel segment increased by $67.0 million, or 212.1%, to $98.6 million in the year ended December 31, 2010 from $31.6 million in the year ended December 31, 2009 as a result of sales prices increase of $28.6 million and sales volumes increase of $38.5 million. The increase of sales volumes is explained by the increase of stainless steel production in our steel segment companies in 2010 due to the revival of demand for steel products after the global economic slowdown.

Ferrosilicon sales to third parties increased by $25.2 million, or 37.8%, to $91.8 million in the year ended December 31, 2010 from $66.6 million in the year ended December 31, 2009, mainly as a result of sales prices increase of $30.0 million partially offset by sales volumes decrease of $4.9 million. The increase in sales prices is explained by the increase in international ferrosilicon prices after the global economic slowdown. The price for Chinese ferrosilicon (75% Si FOB China) increased by 28% from $1,100 per tonne in June 2009 to $1,404 per tonne in June 2010, according to Metal Expert. The decrease in sales volumes was due to weak demand from export markets, while domestic sales volumes increased.

Ferrosilicon supplies to the steel segment increased by $18.3 million, or 91.5%, to $38.2 million in the year ended December 31, 2010 from $20.0 million in the year ended December 31, 2009, as a result of sales prices increase of $14.6 million and sales volumes increase of $3.7 million. The increase of sales volumes is explained by the increase of stainless steel production in our steel segment companies in 2010 due to the revival of demand for steel products after the global economic slowdown.

Chrome sales to third parties increased by $0.7 million, or 0.8%, to $93.6 million in the year ended December 31, 2010 from $92.8 million in the year ended December 31, 2009, as a result of sales prices increase of $35.3 million offset by the sales volumes decrease of $34.6 million. The increase in sales prices is explained by the increase in international chrome prices during the covered period. The price for high carbon ferrochrome (6-8% C basis 60-65% Cr max. 1.5% Si major European destinations) increased by 204% from $1,381 per tonne in May 2009 to $2,815 per tonne in May 2010, according to Ryan’s Notes. The decrease in sales volumes is explained by the decrease in production due to shortages in raw materials (chrome ore) caused by higher level of breakup of the ore we mined which led to supplies to the Tikhvin Ferroalloy Plant of chrome ore of a lesser quality than required. Since October 2010 we began mining an ore body which contains bigger share of lump material. The decrease is sales volumes is also explained by the increase in intersegment supplies.

Chrome supplies to the steel segment increased by $22.9 million, or 178.1%, to $35.8 million in the year ended December 31, 2010 from $12.9 million in the year ended December 31, 2009 as a result of sales prices increase of $11.9 million and sales volumes increase of $11.0 million. The increase of sales volumes is explained by the increase of stainless steel production in our steel segment companies in 2010 due to the revival of demand for steel products after the global economic slowdown.

Excluding intersegment sales, export sales were 77.9% of ferroalloy segment sales in the year ended December 31, 2010, compared to 86.8% in the year ended December 31, 2009. The decrease in the proportion of our export sales was mostly due to the strong demand on the domestic market for ferrosilicon and more favorable prices of all ferroalloys products on the domestic market.

Power segment

Our power segment revenues increased by $189.9 million, or 21.8%, to 1,062.7 million in the year ended December 31, 2010, from $872.8 million in the year ended December 31, 2009. The increase is mainly explained by the increase of electricity sales to third parties by $151.0 million, or 32.1%, to $621.9 million in the year ended December 31, 2010, from $470.9 million in the year ended December 31, 2009 as a result of sales prices increase of $20.9 million and sales volumes increase of $130.1 million. The increase of sales prices is explained by further liberalization of the Russian electricity market. The increase in electricity sales volumes is explained by the increased demand from industrial consumers following the recovery from the global economic slowdown.

Southern Kuzbass Power Plant contributed $33.4 million to the power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2010 compared to $14.7 million in the year ended December 31, 2009.

Cost of goods sold and gross profit

The consolidated cost of goods sold was 63.1% of consolidated revenues in the year ended December 31, 2010, as compared to 68.8% of consolidated revenues in the year ended December 31, 2009, resulting in an increase in consolidated gross margin to 36.9% in the year ended December 31, 2010 from 31.2% for the year ended December 31, 2009. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2010 and 2009, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
		% of Segment		% of Segment
Cost of Goods Sold and Gross Margin by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Cost of goods sold	1,739,348	45.1%	1,271,053	60.2%
Gross margin	2,116,815	54.9%	840,935	39.8%
Steel segment
Cost of goods sold	4,727,243	81.0%	2,664,291	80.7%
Gross margin	1,106,434	19.0%	638,010	19.3%
Ferroalloys segment
Cost of goods sold	533,928	84.9%	392,428	91.1%
Gross margin	95,124	15.1%	38,381	8.9%
Power segment
Cost of goods sold	763,403	71.8%	642,516	73.6%
Gross margin	299,277	28.2%	230,271	26.4%

Mining segment

Mining segment cost of goods sold increased by $468.3 million, or 36.8%, to $1,739.3 million in the year ended December 31, 2010, from $1,271.1 million in the year ended December 31, 2009. The mining segment’s gross margin percentage increased to 54.9% in the year ended December 31, 2010 from 39.8% in the year ended December 31, 2009.

The increase in the mining segment’s gross margin percentage is explained by the increase of coking coal, coke and coking products, steam coal, anthracites and PCI and iron ore sales prices both on export and domestic markets following to recovery after the global economic slowdown.

At the same time coal production cash costs per tonne at Southern Kuzbass Coal Company increased by $3.3 per tonne, or by 12.7%, from $26.3 in the year ended December 31, 2009 to $29.6 in the year ended December 31, 2010 mainly due to increase in repair expenses in connection with the planned repairs on production and transport equipment, as well as ruble appreciation. Coal production cash costs per tonne at Yakutugol increased by 3.3% due to the increase in fuel prices, electricity tariffs and cost of mining works. Coke production cash costs per tonne at Moscow Coke and Gas Plant increased by 56.1% and at Mechel-Coke by 63.2% due to a significant increase in coking coal concentrate purchase prices. Coal production cash costs per tonne at Bluestone decreased by 5.8% due to the decrease in costs of mining works and auxiliary materials expenditure rates. Production cash costs per tonne of iron ore increased by 39.1% due to the increases in costs of fuel, spare parts for transport equipment, railway tariff and electricity tariff.

Steel segment

Steel segment cost of goods sold increased by $2,063.0 million, or 77.4%, to $4,727.2 million in the year ended December 31, 2010, from $2,664.3 million in the year ended December 31, 2009. Steel segment cost of goods sold was 81.0% of the segment’s revenues in the year ended December 31, 2010, as compared to 80.7% in the year ended December 31, 2009, resulting in decrease of gross margin from 19.3% to 19.0%. The decrease in gross margin is explained by the increase in the share of products re-sold by our trading companies for the related metallurgical plants and other third party suppliers in the year ended December 31, 2010. Such transactions accounted for about 26.7% of the steel segment sales to third parties in the year ended December 31, 2010 and were effected with lower profit margins. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants.”

Ferroalloys segment

Ferroalloys segment cost of goods sold increased by $141.5 million, or 36.1%, to $533.9 million in the year ended December 31, 2010, from $392.4 million in the year ended December 31, 2009. Ferroalloy segment cost of goods sold was 84.9% of the segment’s revenues in the year ended December 31, 2010, as compared to 91.1% in the year ended December 31, 2009, resulting in an increase of gross margin from 8.9% to 15.1%. The increase is attributable to the increase in sales prices that have risen more than the purchase prices of inputs such as coke and electricity tariffs.

Power segment

Power segment cost of goods sold increased by $120.9 million, or 18.8%, to $763.4 million in the year ended December 31, 2010, from $642.5 million in the year ended December 31, 2009. Power segment gross margin percentage increased to 28.2% in the year ended December 31, 2010 from 26.4% in the year ended December 31, 2009. The increase is explained by the increase in electricity prices which exceeded the increase of steam coal prices (steam coal is the major raw material in electricity production).

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $516.7 million, or 33.4%, to $2,064.5 million in the year ended December 31, 2010 from $1,547.8 million in the year ended December 31, 2009 mainly due to an increase in selling and distribution expenses in mining, steel and power segments, taxes other than on income in mining segment, provision for doubtful accounts and general, administrative and other operating expenses of mining, steel and ferroalloy segments following an increase of sales revenue across all our segments and corresponding necessity of expansion of our activities to support this increase, as explained below. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 21.2% in the year ended December 31, 2010, as compared to 26.9% in the year ended December 31, 2009, mainly due to the increase in the consolidated revenue in the year ended December 31, 2010 in comparison with the year ended December 31, 2009, including due to the effect of the sales of products of $1,493.1 million produced by third parties and related parties as described above. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write-off of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the year ended December 31, 2010 and 2009, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Selling and distribution expenses	657,716	17.1%	419,735	19.9%
Taxes other than income tax	55,166	1.4%	49,818	2.4%
Recovery of the allowance for doubtful accounts	(7,365)	(0.2)%	(560)	0.0%
Accretion expense	3,531	0.1%	3,492	0.2%
Loss on write-off property, plant and equipment	2,993	0.1%	3,496	0.2%
General, administrative and other operating expenses	218,884	5.7%	159,775	7.6%

Total	930,924	24.1%	635,756	30.1%

Steel segment
Selling and distribution expenses	524,857	9.0%	452,159	13.7%
Taxes other than income tax	42,855	0.0%	44,136	1.3%
Loss on write off of property, plant and equipment	3,039	0.1%	1,669	0.1%
Accretion expense	1,871	0.0%	2,816	0.1%
Recovery of the allowance for doubtful accounts	(7,773)	(0.1)%	(35,570)	(1.1)%
General, administrative and other operating expenses	244,029	4.2%	191,309	5.8%

Total	808,877	13.9%	656,519	19.9%

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Ferroalloys segment
Selling and distribution expenses	19,197	3,1%	15,653	3.6%
Taxes other than income tax	9,581	1.5%	8,212	1.9%
Loss on write off of property, plant and equipment	4,744	0.8%	15,775	3.7%
Recovery of the allowance for doubtful accounts	(308)	0.0%	(2,080)	(0.5)%
Accretion expense	1,018	0.2%	904	0.2%
General, administrative and other operating expenses	37,934	6.0%	27,503	6.4%

Total	72,166	11.5%	65,966	15.3%

Power segment
Selling and distribution expenses	233,514	22.0%	175,263	20.1%
Taxes other than income tax	3,157	0.3%	3,036	0.3%
Allowance for doubtful accounts	3,514	0.3%	191	0.0%
Accretion expense	126	0.0%	187	0.0%
General, administrative and other operating expenses	12,242	1.2%	10,889	1.2%

Total	252,553	23.8%	189,566	21.7%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $238.0 million, or 56.7%, to $657.7 million in the year ended December 31, 2010 from $419.7 million in the year ended December 31, 2009 due to the increase in coking coal, anthracites and PCI and coke sales volumes, as well as increase in railway tariffs as a result of annual increases of railway tariffs in Russia. As a percentage of mining segment revenues selling and distribution expenses decreased from 19.9% to 17.1% due to the increase in sales prices for all our products.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax increased by $5.3 million, or 10.7%, to $55.2 million in the year ended December 31, 2010 from $49.8 million in the year ended December 31, 2009. The increase is explained by the increase in property and land tax at Southern Kuzbass Coal Company by $7.6 million, or 32.3%, to $31.2 million in the year ended December 31, 2010 from $23.6 million in the year ended December 31, 2009 due to the increase in tax rates following changes in the local legislation, as well as the increase in Southern Kuzbass Coal Company property, plant and equipment balances.

Recovery of allowance for doubtful accounts increased by $6.8 million to $7.4 million income in the year ended December 31, 2010 from $0.6 million income in the year ended December 31, 2009, due to the collection of accounts receivable provided for in prior periods. In accordance with our accounting policy we apply specific rates to overdue accounts receivable of our companies depending on the history of cash collections and future expectations of conditions that might impact the collectability. As at the December 31, 2010 the overdue balances decreased in comparison with December 31, 2009, and the allowance expenses decreased as well.

Loss on write off of property, plant and equipment decreased by $0.5 million, or 14.4%, from $3.5 million in the year ended December 31, 2009, to $3.0 million in the year ended December 31, 2010 due to the decrease in the number of unused property, plant and equipment at our production facilities.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by

$59.1 million, or 37.0%, to $218.9 million in the year ended December 31, 2010, from $159.8 million in the year ended December 31, 2009 as a result of the overall expansion of the group’s activities, annual increases in salaries and ruble appreciation. Salaries and related social taxes increased by $41.4 million, or 37.8%, to $150.8 million in the year ended December 31, 2010 from $109.4 million in the year ended December 31, 2009 mainly due to the increase in average duration of the working day at our enterprises in 2010 after the recovery from the global economic slowdown as well as an annual increase in salaries in our production subsidiaries. Legal and consulting fees and insurance services decreased by $3.6 million, or 19.4%, to $14.9 million in the year ended December 31, 2010 from $18.5 million in the year ended December 31, 2009 due to the decrease in use of consulting services in 2010. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $7.0 million mainly due to the overall expansion of the group’s activities and ruble appreciation. Social expenses decreased by $3.2 million, or 53.5%, to $2.8 million in the year ended December 31, 2010 from $6.1 million in the year ended December 31, 2009 mainly due to cost cutting procedures implemented by our management. Other administrative and operating expenses decreased by $10.4 million mainly due to the reduction of pension liabilities at Yakutugol following the transfer of part of the employees to our steel segment companies. For more details, please see the analysis in the steel segment discussion below.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $72.7 million, or 16.1%, to $524.9 million in the year ended December 31, 2010 from $452.2 million in the year ended December 31, 2009 due to increase of export sales volumes by 25%. As a percentage of steel segment revenues, selling and distribution expenses decreased to 9.0% in the year ended December 31, 2010 from 13.7% in the year ended December 31, 2009. The decrease was due to the increase in sales prices for all our products.

Taxes other than income tax include property and land taxes and other taxes. These taxes amounted to $42.9 million in the year ended December 31, 2010, a decrease of $1.3 million, or 2.9%, from $44.1 million for the year ended December 31, 2009. As a percentage of segment revenues, these taxes decreased from 1.3% to 0.7%. Property and land taxes amounted to $36.0 million in the year ended December 31, 2010, an increase of $1.2 million, or 3.3%, from $34.8 million in the year ended December 31, 2009, mainly due to ruble appreciation. This increase was offset by the decrease in non-reimbursable VAT expenses at our Romanian subsidiaries due to the decrease in their share of export sales in the year ended December 31, 2010 in comparison with the year ended December 31, 2009.

Recovery of allowance for doubtful accounts decreased by $27.8 million, or 78.1%, to $7.8 million income in the year ended December 31, 2010 from $35.6 million income in the year ended December 31, 2009, due to the increase in allowance rates in the year ended December 31, 2010.

Loss on write off of property, plant and equipment increased by $1.4 million, or 82.1%, from $1.7 million in the year ended December 31, 2009, to $3.0 million in the year ended December 31, 2010 due to the increase in the number of unused property, plant and equipment at our steel production subsidiaries.

General, administrative and other expenses increased by $52.7 million, or 27.6%, to $244.0 million in the year ended December 31, 2010 from $191.3 million in the year ended December 31, 2009, and decreased as a percentage of segment revenues to 4.2% in the year ended December 31, 2010 from 5.8% in the year ended December 31, 2009. Payroll and related social taxes decreased by $31.8 million, or 34.1%, to $125.0 million in the year ended December 31, 2010 from $93.2 million in the year ended December 31, 2009 due to the increase in average duration of the working day at our enterprises in 2010 after the recovery from the global economic slowdown as well as an annual increase in salaries in our production subsidiaries. Social expenses (including pension) increased by $3.9 million, or 27.6%, to $18.0 million in the year ended December 31, 2010 from $14.1 million in the year ended December 31, 2009 mainly due to ruble appreciation and the expansion of our social programs in 2010 following the recovery from the global economic slowdown. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $11.8 million, or 44.3%, to $38.6 million in the year ended December 31, 2010 from $26.8 million in the year ended December 31, 2009 mainly due to the overall expansion of the group’s activities and ruble appreciation. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services decreased by

$4.1 million, or 20.0%, to $16.6 million in the year ended December 31, 2010 from $20.7 million in the year ended December 31, 2009 primarily due to the decrease in use of consulting services in 2010. Other administrative and operating expenses increased by $9.3 million, or 25.4%, to $45.9 million in the year ended December 31, 2010 from $36.6 million in the year ended December 31, 2009 mainly due to the increase in pension liabilities following the transfer of a certain number of employees from our mining segment production subsidiaries to our steel segment production subsidiaries.

Ferroalloys segment

Selling and distribution expenses, consisting predominately of transportation expenses related to our selling activities, increased by $3.5 million, or 22.6%, to $19.2 million in the year ended December 31, 2010 from $15.7 million in the year ended December 31, 2009. As a percentage of the ferroalloys segment revenues, selling and distribution expenses decreased to 3.1% in the year ended December 31, 2010 from 3.6% in the year ended December 31, 2009, mainly due to an increase in the sales prices of all our products.

Taxes other than income tax amounted to $9.6 million in the year ended December 31, 2010, an increase of $1.4 million, or 16.7%, from $8.2 million in the year ended December 31, 2009 due to the $1.3 million accrual for tax risks at Voskhod relating to VAT which may not be reimbursed by the tax authorities. As a percentage of segment revenues, these taxes decreased from 1.9% in the year ended December 31, 2009 to 1.5% in the year ended December 31, 2010. Property and land taxes remained stable and amounted to $4.4 million in the year ended December 31, 2010, an increase of $0.5 million, or 11.7%, from $3.9 million in the year ended December 31, 2009.

Recovery of allowance for doubtful accounts decreased by $1.8 million to $0.3 million income in the year ended December 31, 2010 from $2.1 million income in the year ended December 31, 2009, due to increase in outstanding accounts receivable as of December 31, 2010, as well as the increase in allowance rates in year ended December 31, 2010.

Loss on write off of property, plant and equipment decreased by $11.0 million to $4.7 million in the year ended December 31, 2010 from $15.8 million in the year ended December 31, 2009 due to the decrease in number of unused property, plant and equipment at our production subsidiaries.

General, administrative and other expenses increased by $10.4 million, or 37.9%, to $37.9 million in the year ended December 31, 2010 from $27.5 million in the year ended December 31, 2009. Payroll and related social taxes increased by $6.0 million or 49.8% to $18.0 million in the year ended December 31, 2010 from $12.0 million in the year ended December 31, 2009 due to the annual increase in salaries in our production subsidiaries. Social expenses (including pension) increased by $0.8 million, or 31.9%, to $3.1 million in the year ended December 31, 2010 from $2.4 million in the year ended December 31, 2009 mainly due to ruble appreciation. Rent and maintenance, business travel expenses, bank charges and office expenses decreased insignificantly by $0.1 million, or 1.2%, to $5.4 million in the year ended December 31, 2010 from $5.5 million in the year ended December 31, 2009 mainly due to the effect of overall cost-cutting measures implemented by the our management. Professional expenses, which include auditing, accounting, legal and engineering fees, and insurance services decreased by $0.8 million, or 33.2%, to $1.7 million in the year ended December 31, 2010 from $2.5 million in the year ended December 31, 2009 primarily due to the decrease in use of consulting services in 2010. Other administrative and operating expenses increased by $2.9 million, or 57.5%, to $9.7 million in the year ended December 31, 2010 from $5.1 million in the year ended December 31, 2008 mainly due to recognition of expenses related to the development of the Uvatskoye deposit.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid, through which electricity is distributed to the end consumers. These costs are incurred by all power distribution companies under agreements between such companies and the grid operator. These expenses increased by $58.3 million, or 33.2%, to $233.5 million in the year ended December 31, 2010 from $175.3 million in the year ended December 31, 2009 due to increases in electricity transmission costs as well as the increase in electricity volumes transmitted through the power grid.

Taxes other than income tax amounted to $3.2 million in the year ended December 31, 2010, an increase of $0.1 million, or 4.0%, from $3.0 million in the year ended December 31, 2009, which was due to the increase in property and land tax charges related to the increase in property, plant and equipment balances.

Allowance for doubtful accounts increased by $3.3 million to $3.5 million in the year ended December 31, 2010 from $0.2 million in the year ended December 31, 2009, mainly due to the increase in allowance rates in the year ended December 31, 2010.

General, administrative and other expenses increased by $1.4 million, or 12.4%, to $12.2 million in the year ended December 31, 2010 from $10.9 million in the year ended December 31, 2009 due to ruble appreciation, as well as the effect of the consolidation of Toplofikatsia Rousse in December 2010.

Operating income

Operating income increased by $1,286.6 million, or 523.7%, to $1,532.2 million in the year ended December 31, 2010 from $245.6 million in the year ended December 31, 2009. Operating income as a percentage of consolidated revenues increased to 15.7% in the year ended December 31, 2010 from 4.3% in the year ended December 31, 2009, mainly due to the increase in gross margin as explained above.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
		% of Segment		% of Segment
Operating Income by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment	1,185,892	30.8%	205,169	9.7%
Steel segment	297,557	5.1%	(18,497)	(0.6)%
Ferroalloys segment	22,958	3.6%	(27,586)	(6.4)%
Power segment	46,724	4.4%	40,702	4.7%
Elimination of intersegment unrealized (profit) loss(1)	(20,924)		45,856

Consolidated operating income	1,532,207		245,644

(1)	Our management evaluates performance of our segments before the effect of elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, the effect of which is presented separately. The significant decrease in intersegment unrealized profit adjustment in the year ended December 31, 2010 in comparison with the year ended December 31, 2009 was due to the increase in gross margin of our mining and ferroalloy segments in 2010, followed by an increase in the sales prices.

Mining segment

Mining segment operating income increased by $980.7 million, or 478.0%, to $1,185.9 million in the year ended December 31, 2010 from $205.2 million in the year ended December 31, 2009. The operating margin percentage increased to 30.8% in the year ended December 31, 2010 from 9.7% in the year ended December 31, 2009, mainly due to the increase in all our products sales prices following the recovery from the global economic slowdown.

Steel segment

Steel segment operating income increased by $316.1 million, or 1,708.7%, to $297.6 million in the year ended December 31, 2010 from $18.5 million loss in the year ended December 31, 2009. The operating margin percentage increased to 5.1% in the year ended December 31, 2010 from negative 0.6% in the year ended December 31, 2009 due to the increase in all our products sales prices following the recovery from the global economic slowdown.

Ferroalloys segment

Ferroalloys segment operating income increased by $50.5 million, or 183.2%, to $23.0 million in the year ended December 31, 2010 from $27.6 million loss in the year ended December 31, 2009. The operating margin percentage increased to 3.6% in the year ended December 31, 2010 from negative 6.4% in the year ended December 31, 2009, mainly due to the increase in all our products sales prices following the recovery from the global economic slowdown.

Power segment

Power segment operating income increased by $6.0 million, or 14.8%, to $46.7 million in the year ended December 31, 2010 from $40.7 million in the year ended December 31, 2009. The operating margin percentage decreased to 4.4% in the year ended December 31, 2010 from 4.7% in the year ended December 31, 2009, due to the increase in selling and distribution expenses and allowance for doubtful accounts.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2010 and 2009, including as a percentage of revenues.

	Year Ended		Year Ended
	December 31, 2010		December 31, 2009
		% of		% of
Other Income and Expense, Net	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Income (loss) from equity investees	1,184	0.0%	1,200	0.0%
Interest income	17,167	0.2%	21,445	0.4%
Interest expense	(558,397)	(5.7)%	(498,986)	(8.7)%
Other income, net	(8,987)	(0.1)%	500,257	8.7%
Foreign exchange gain (loss)	(14,544)	(0.1)%	(174,336)	(3.0)%

Total	(563,577)	(5.8)%	(150,420)	(2.6)%

Income from equity investees was stable in 2010 in comparison with the year 2009. It consists of our share of income of our equity investments such as Toplofikatsia Rousse (till December 2010) and various investments of Southern Kuzbass Coal Company.

Interest income decreased by $4.3 million, or 19.9%, to $17.2 million in the year ended December 31, 2010 from $21.4 million in the year ended December 31, 2009. The decrease was mainly due to the fact that in 2009 interest income included interest income received from asset management agreements with Uglemetbank of $9.5 million which was not repeated in 2010. The decrease was partially offset by the increase of interest income on bank deposits of our trading subsidiaries.

Interest expense increased by $59.4 million, or 11.9%, to $558.4 million in the year ended December 31, 2010 from $499.0 million in the year ended December 31, 2009. The increase was associated with the overall increase of average loans balances in 2010, including interest for refinancing of loans related to the Yakutugol and Oriel acquisitions.

Other income decreased by $509.2 million, or 101.8%, to $9.0 million loss in the year ended December 31, 2010 from $500.3 million income in the year ended December 31, 2009. The decrease is mainly explained by the effect from change of the fair value of contingent payment related to the Bluestone acquisition of $494.2 million recognized in 2009. No such effect occurred in the year ended December 31, 2010 due to the fact that as of December 31, 2010 the fair value of the contingent payment related to the CVR was equal to $nil and did not change since December 31, 2009.

Foreign exchange loss decreased by $159.8 million, or 91.7%, to $14.5 million in the year ended December 31, 2010 from $174.3 million in the year ended December 31, 2009. The foreign exchange loss in 2010 was primarily attributable to losses from revaluation of the U.S. dollar denominated syndicated loan arrangement for refinancing the debt incurred in connection with the acquisitions of Yakutugol and Oriel.

Income tax expense

Income tax expense increased by $257.8 million, or 1,364.3%, to $276.7 million in the year ended December 31, 2010 from $18.9 million in the year ended December 31, 2009, due to an overall increase of operating income. Our effective tax rate increased from 19.8% to 28.6%. The increase in the effective tax rate was mainly due to the fact that in the year ended December 31, 2009, the gain resulting from the remeasurement of the contingent liability payment related to the Bluestone acquisition in the amount of $494.2 million was recorded as a non-taxable gain and, therefore, it had no effect on the amount of income tax expenses in 2009. The increase in our effective tax rate was also due to the effect of the increase of the statutory tax rate in Kazakhstan which resulted in the recognition of additional deferred tax liability of $59.6 million in the year ended December 31, 2010 in our Kazakh subsidiaries, thus our effective tax rate was higher than the Russian statutory income tax rate of 20%.

Net income attributable to non-controlling interests

Net income (loss) attributable to non-controlling interests increased by $32.2 million, or 1,241.9%, to $34.8 million in the year ended December 31, 2010 from $2.6 million loss in the year ended December 31, 2009. The non-controlling interest in the income of our subsidiaries in 2010 consisted of the share of non-controlling shareholders in the net income of Kuzbass Power Sales Company of $4.2 million, of Southern Kuzbass Coal Company and its subsidiaries of $25.1 million, of Korshunov Mining Plant of $17.5 million. These expenses were partially offset by the income from share in losses of Romanian subsidiaries of $12.1 million.

Net income attributable to shareholders of Mechel

For the reasons set forth above, net income attributable to our shareholders increased by $583.5 million, or 791.2%, to $657.2 million in the year ended December 31, 2010 from $73.7 million in the year ended December 31, 2009.

Net (loss) income attributable to common shareholders of Mechel

Net income attributable to our common shareholders increased by $709.2 million, or 1,167.3%, to $648.4 million in the year ended December 31, 2010 from $60.8 million loss in the year ended December 31, 2009 due to the decrease in the payment of dividends on preferred shares by $125.7 million, as well as due to the increase in net income attributable to the shareholders of Mechel.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net revenues

Consolidated net revenues decreased by $4,196.6 million, or 42.2%, to $5,754.1 million in the year ended December 31, 2009, from $9,950.7 million in the year ended December 31, 2008.

Approximately $157.4 million, or 2.7%, of our consolidated net revenues in the year ended December 31, 2009 were accounted for from sales of Bluestone products by both Bluestone companies which we acquired in May 2009 and our trading subsidiaries. However, this positive effect was offset by the decrease in sales prices and sales volumes across all our segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments:

	Year Ended December 31,
Net Revenues by Segment	2009	2008
	(In thousands of
	U.S. dollars, except percentages)

Mining segment
To third parties	1,713,245	3,664,468
To ferroalloys segment	63,197	102,992
To power segment	27,510	41,079
To steel segment	308,039	757,816

Total	2,111,990	4,566,354

Steel segment
To third parties	3,143,282	5,164,077
To ferroalloys segment	2,729	5,031
To power segment	122,231	161,430
To mining segment	34,060	29,713

Total	3,302,302	5,360,251

Ferroalloys segment
To third parties	363,652	434,017
To power segment	450	—
To steel segment	66,707	150,614

Total	430,809	584,631

Power segment
To third parties	533,968	688,143
To steel segment	233,327	223,075
To ferroalloys segment	41,861	29,468
To mining segment	63,628	87,424

Total	872,784	1,028,110

Eliminations	963,738	1,588,641

Consolidated revenues	5,754,146	9,950,705

% from mining segment	29.8%	36.8%
% from steel segment	54.6%	51.9%
% from ferroalloys segment	6.3%	4.4%
% from power segment	9.3%	6.9%

Mining segment

Our total mining segment sales decreased by $2,454.4 million, or 53.7%, to $2,112.0 million in the year ended December 31, 2009 from $4,566.4 million in the year ended December 31, 2008.

Coking coal concentrate sales to third parties decreased by $1,322.6 million, or 71.1%, to $538.3 million in the year ended December 31, 2009 from $1,860.9 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $540.9 million and a decrease in sales volumes of $781.7 million. The sales prices decrease is explained by the sharp decrease in international coking coal prices through the second half of 2008 and 2009, when the coking coal spot price (premium hard coking coal; FOB Australia) decreased by 70% from $405 per tonne in August 2008 to $120 per tonne in May 2009, according to Metal Bulletin. The volumes of coking coal concentrate sold to the third parties decreased by 3,512 thousand tonnes, or 42.0%, to 4,848 thousand tonnes in the year ended December 31, 2009 from 8,360 thousand tonnes in the year ended December 31, 2008. The decrease in sales volumes during the period was due to decreased demand from both domestic and foreign customers. Demand for coking coal from steel producers fell sharply due to depressed end-user steel demand and unfavorable economic conditions globally. The volumes of coking coal sold to third parties decreased both at Yakutugol and Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes decreased by 3,298 thousand tonnes, or 68.7%, from 4,802 thousand tonnes to 1,504 thousand tonnes. Southern Kuzbass Coal Company’s coking coal sales volumes decreased by 1,432 thousand tonnes, or 37.8%, from 3,790 thousand tonnes to 2,358 thousand tonnes. In May 2009 we acquired the Bluestone companies. Bluestone’s coking coal sales to third parties in May-December 2009 contributed 986 thousand tonnes to our coking coal sales volumes in the year ended December 31, 2009.

Coke sales decreased by $238.8 million, or 63.3%, to $138.7 million in the year ended December 31, 2009 from $377.5 million in the year ended December 31, 2008 as a result of a sales prices decrease of $164.7 million and a sales volume decrease of $74.1 million. The decrease in sales prices was driven by the decrease in coking coal prices, which is the key raw material in the production of coke. The decrease in sales volumes was in line with weakened demand due to the global financial crisis.

Coking products sales decreased by $12.7 million, or 36.0%, to $22.6 million in the year ended December 31, 2009 from $35.3 million in the year ended December 31, 2008 as a result of a sales prices decrease of $10.7 million and a sales volums decrease of $2.0 million. The reasons for the decrease in sales prices and volumes of coking products are the same as those for coke.

Coke supplied to the steel segment decreased by $311.1 million, or 52.2%, to $285.2 million in the year ended December 31, 2009 from $596.3 million in the year ended December 31, 2008, where $320.7 million of the decrease was due to a decrease of sales prices which was offset by the increase of sales volumes of $9.6 million. The sales volumes were stable in 2009 in comparison with 2008.

Steam coal and steam coal concentrate sales to third parties decreased by $262.5 million, or 28.4%, to $662.5 million in the year ended December 31, 2009 from $925.0 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $297.6 million which was partially offset by an increase in sales volumes of $35.1 million. The sales prices decrease was due to a decrease in international steam coal prices through the second half of 2008 and 2009, when the steam coal spot price (6,000 kCal/kg basis coal, CIF NW Europe) decreased by 70.3% from $209 per tonne in July 2008 to $62 per tonne in March 2009, according to Platts. The increase in sales volumes was mainly due to an expansion of steam coal export sales to China, where demand was not as subdued as in other regions. Steam coal sales volumes to China were 1,333 thousand tonnes, in the year ended December 31, 2009, as compared to nil in the year ended December 31, 2008. Bluestone’s steam coal sales in May-December 2009 contributed 238 thousand tonnes to the total mining segment sales volumes.

Steam coal supplied to the power and ferroalloy segments decreased by $24.5 million, or 49.1%, to $25.4 million in the year ended December 31, 2009 from $49.9 million in the year ended December 31, 2008, as a result of a decrease in sales prices of $26.1 million, partially offset by an increase in sales volumes of $1.6 million, or 32 thousand tonnes.

Sales of iron ore to third parties decreased by $106.4 million, or 31.4%, to $233.0 million from $339.4 million as a result of a decrease in sales prices of $240.8 million which was partially offset by an increase in sales volumes of $134.4 million. The decrease in the sales prices was due to decreases in international iron ore prices through the second half of 2008 and 2009, when the iron ore spot price (Indian iron ore 63% Fe dry, CFR North China port) decreased by 67% from $189 per tonne in July 2008 to $63 per tonne in April 2009, according to AME. The increase in sales volumes was due to both export and domestic markets and corresponded with the increase in demand from Chinese and Russian steel producers.

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

Excluding intersegment sales, export sales comprised 63.6% of the mining segment sales in the year ended December 31, 2009, compared to 57.9% in the year ended December 31, 2008. The increase in the proportion of our export sales was due to the higher export volumes of steam coal and iron ore due to higher sales prices on the export markets. The average steam coal export price on FCA basis in the year ended December 31, 2009 was $70.0 per tonne in comparison with $34.7 per tonne for Russian sales on FCA basis. The average iron ore export price on FCA basis in the year ended December 31, 2009 was $46.3 per tonne in comparison with $43.9 per tonne for domestic sales on FCA basis.

Steel segment

Our steel segment revenues decreased by $2,057.9 million, or 38.4%, to $3,302.3 million in the year ended December 31, 2009 from $5,360.3 million in the year ended December 31, 2008. Steel segment sales in 2009 were generally influenced by depressed economic and financial conditions both in Russia and globally. Consumption of steel products in Russia declined by 29.0% in the year ended December 31, 2009 to 26.5 million tonnes from 37.3 million tonnes in the year ended December 31, 2008 according to Metal Expert. Domestic steel product shipments from Russian producers declined in line with Russian consumption. However, production of steel products (including semi-finished) in Russia in the same period declined by 11.5% to 54.0 million tonnes from 61.0 million tonnes, since most Russian steel producers intensified their export sales efforts. Export shipments of steel products (including semi-finished) increased by 8.7% in the year ended December 31, 2009 to 30.0 million tonnes from 27.6 million tonnes in the year ended December 31, 2008, while export sales of finished steel products increased by 27.8%.

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

Alloyed long products sales decreased by $89.4 million, or 56.6%, to $68.6 million in the year ended December 31, 2009 from $158.0 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $104.8 million partially offset by an increase in sales volumes of $15.4 million. The decrease in sales prices was generally due to the same reasons as for low alloyed engineering steel. The increase in sales volumes was due to the strengthening of demand in the domestic market in the second half of 2009.

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

Stainless flat products sales decreased by $81.4 million, or 44.1%, to $103.1 million in the year ended December 31, 2009 from $184.6 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $54.7 million and a decrease in sales volumes of $26.7 million. The decrease in sales prices was driven by a decrease in Russian prices during the covered period, when prices for stainless flat steel (cold-rolled, 08X18H10T steel grade, 2-3 mm, Russia domestic, ex-warehouse, excluding VAT) decreased by 48% from $6,144 per tonne in May 2008 to $3,169 per tonne in March 2009, according to Metal Expert. The decrease in sales volumes was mainly due to weak demand in Russian markets.

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

Wire sales decreased by $320.7 million, or 50.1%, to $319.5 million in the year ended December 31, 2009 from $640.2 million in the year ended December 31, 2008 as a result of a decrease in sales prices of $234.5 million and a decrease in sales volumes of $86.2 million. The decrease in sales prices was driven by a decrease in the prices of wire-rod, which is the main material used in wire production. The decrease in sales volumes was due to the lack of demand from the key consuming industries (construction, railways construction, automotive and machine-building industries).

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

Excluding intersegment sales, export sales comprised 36.8% of steel segment sales in the year ended December 31, 2009, compared to 22.4% in the year ended December 31, 2008. The increase in the proportion of our export sales was due to weak Russian demand and relatively stable demand from export markets, which we believe we were able to capture due to the competitive quality and pricing of our steel products as compared to our international rivals.

Ferroalloys segment

Nickel sales to third parties decreased by $90.7 million, or 32.2%, to $190.6 million in the year ended December 31, 2009 from $281.3 million in the year ended December 31, 2008, as a result of a decrease in sales prices of $106.2 million, which was partially offset by an increase in sales volumes of $15.5 million. The decrease in sales prices was due to a decrease in nickel quotes at the London Metal Exchange (LME), which we use to determine our contract prices. Nickel price at the LME declined from a high price of $33,300 per tonne in March 2008 to a low of $9,405 per tonne in March 2009, according to Metal Bulletin. Our nickel sales volumes increased by 0.7 thousand tonnes to 13.7 thousand tonnes in the year ended December 31, 2009 from 13.0 thousand tonnes in the year ended December 31, 2008, due to growth in demand from stainless steel producers.

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

Ferrosilicon sales to third parties decreased by $12.7 million, or 16.0%, to $66.6 million in the year ended December 31, 2009 from $79.3 million in the year ended December 31, 2008, mainly as a result of a decrease in sales prices of $29.1 million, which was partially offset by an increase in sales volumes of $16.4 million. The decrease in sales prices was due to a decrease in international ferrosilicon prices during the second half of 2008 and 2009. The price for Chinese ferrosilicon (75% Si, FOB Hong Kong) declined by 56% from $2,235 per tonne in June 2009 to a low of $990 per tonne in January 2009, according to Metal Bulletin. The increase in sales volumes was due to an increase in export sales volumes, while Russian sales volumes declined.

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

Chrome sales to third parties increased by $24.6 million, or 36.2%, to $92.8 million in the year ended December 31, 2009 from $68.2 million in the year ended December 31, 2008, as a result of an increase in sales volumes of $223.8 million, which was partially offset by a decrease in sales prices of $199.2 million. The increase in sales volumes was due to the consolidation of Tikhvin Ferroalloys Plant in our consolidated financial statements for full year 2009 as compared to nine months in 2008. The decrease in sales prices was due to a decrease in international chrome prices during the second half of the 2008 and 2009. The price for high-carbon ferrochrome (6-8% C, 60% Cr max., 1.5% Si, major European destinations) declined by 77% from $6,283 per tonne in May 2008 to a low of $1,433 per tonne in April 2009, according to Metal Bulletin.

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

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
		% of Segment		% of Segment
Cost of Goods Sold and Gross Margin by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Cost of goods sold	1,271,055	60.2%	1,698,828	30.5%
Gross margin	840,935	39.8%	2,867,526	69.5%
Steel segment
Cost of goods sold	2,664,292	80.7%	3,868,358	73.1%
Gross margin	638,010	19.3%	1,491,894	26.9%
Ferroalloys segment
Cost of goods sold	392,428	91.1%	571,221	97.7%
Gross margin	38,381	8.9%	13,410	2.3%
Power segment
Cost of goods sold	642,512	73.6%	714,094	69.5%
Gross margin	230,271	26.4%	314,016	30.5%

Mining segment

Mining segment cost of goods sold decreased by $427.8 million, or 25.2%, to $1,271.1 million in the year ended December 31, 2009, from $1,698.8 million in the year ended December 31, 2008. The mining segment’s gross margin percentage decreased from 62.8% in the year ended December 31, 2008, to 39.8% in the year ended December 31, 2009.

The decrease in the mining segment’s gross margin percentage was due to a decrease in coking coal, steam coal and iron ore sales prices both in export and domestic markets as a result of the global financial crisis. At the same time coal production cash costs per tonne at Southern Kuzbass Coal Company decreased by 11.4% due to ruble depreciation. Coal production cash costs per tonne at Yakutugol increased by 6.1% due to decrease of production volumes following the decrease of intersegment and external demand due to the financial crisis which eliminated the benefit of economies of scale in the year ended December 31, 2008. Coal cash cost per tonne at Bluestone for the period from May 2009 to December 31, 2009 was $93.7 per tonne. The production cash costs per tonne for coke at Moscow Coke and Gas Plant and Mechel-Coke decreased by 46.6% and 90.8%, respectively, following the decrease of coking coal concentrate prices. Production cash costs per tonne for iron ore concentrate decreased by 14.1%, mostly due to the depreciation of the ruble, partially offset by higher per unit costs due to lower production volumes by 10.5%.

Steel segment

Steel segment cost of goods sold decreased by $1,204.1 million, or 31.1%, to $2,664.3 million in the year ended December 31, 2009, from $3,868.4 million in the year ended December 31, 2008. Steel segment cost of goods sold was 80.7% of the segment’s revenues in the year ended December 31, 2009, as compared to 72.2% in the year ended December 31, 2008, resulting in a decrease in gross margin from 27.8% to 19.3%. The decrease in gross margin was due to a decrease in sales prices which exceeded the decrease in purchase prices of major raw materials (coking coal, iron ore and ferroalloys).

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

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by $586.5 million, or 27.5%, to $1,547.8 million in the year ended December 31, 2009 from $2,134.3 million in the year ended December 31, 2008 mainly due to a decrease in selling and distribution expenses in the mining and power segments, taxes other than income tax in the mining segment, and provision for doubtful accounts and general, administrative and other operating expenses in the mining, steel and power segments, as explained below. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 26.9% in the year ended December 31, 2009, as compared to 21.4% in the year ended December 31, 2008. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write-off of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the year ended December 31, 2009 and 2008, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
		% of Segment		% of Segment
Selling, Distribution and Operating Expenses by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment
Selling and distribution expenses	419,735	19.9%	691,551	15.1%
Taxes other than income tax	49,818	2.4%	62,978	1.4%
Allowance for doubtful accounts	(560)	0.0%	15,640	0.3%
Accretion expense	3,492	0.2%	2,715	0.1%
Loss on write-off property, plant and equipment	3,496	0.2%	796	0.0%
General, administrative and other operating expenses	159,775	7.6%	266,672	5.8%

Total	635,756	30.1%	1,040,352	22.8%

Steel segment
Selling and distribution expenses	452,159	13.7%	393,207	7.3%
Taxes other than income tax	44,136	1.3%	46,892	0.9%
Loss on write off of property, plant and equipment	1,669	0.1%	3,527	0.1%
Accretion expense	2,816	0.1%	2,608	0.0%
Allowance for doubtful accounts	(35,570)	(1.1)%	75,956	1.4%
General, administrative and other operating expenses	191,309	5.8%	223,191	4.2%

Total	656,519	19.9%	745,381	13.9%

Ferroalloys segment
Selling and distribution expenses	15,653	3.6%	10,185	1.7%
Taxes other than income tax	8,212	1.9%	3,437	0.6%
Loss on write off of property, plant and equipment	15,775	3.7%	—	0.0%
Allowance for doubtful accounts	(2,080)	(0.5)%	2,232	0.4%
Accretion expense	904	0.2%	591	0.1%
General, administrative and other operating expenses	27,503	6.4%	47,541	8.1%

Total	65,967	15.3%	63,986	10.9%

Power segment
Selling and distribution expenses	175,263	20.1%	254,047	24.7%
Taxes other than income tax	3,036	0.3%	3,282	0.3%
Allowance for doubtful accounts	191	0.0%	9,805	1.0%
Accretion expense	187	0.0%	165	0.0%
General, administrative and other operating expenses	10,889	1.2%	17,311	1.7%

Total	189,566	21.7%	284,610	27.7%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and decreased by $271.8 million, or 39.3%, from $691.6 million in the year ended December 31, 2008 to $419.7 million in the year ended December 31, 2009. The decrease was due to a decrease in coking coal sales volumes, as well as a decrease in railway tariffs as a result of the depreciation of the ruble. As a percentage of mining segment revenues, selling and distribution expenses increased from 15.1% to 19.9% due to a decrease in sales prices of all our products.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax decreased by $13.2 million, or 20.9%, from $63.0 million in the year ended December 31, 2008, to $49.8 million in the year ended December 31, 2009. The decrease was mainly due to tax items in 2008 which did not recur in 2009. In the year ended December 31, 2008 tax penalties and fines imposed by the FAS under the antimonopoly legislation on Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol were recognized in the amount of $32.1 million. Also in the year ended December 31, 2008 income from the release of tax risks previously accrued with respect to Yakutugol and Mechel Trade House in the amount of $7.3 million was recognized. In addition, in the year ended December 31, 2009 additional tax risks in the total amount of $1.3 million were accrued at Korshunov Mining Plant, $2.3 million of prior period taxes were accrued at Southern Kuzbass Coal Company and $3.5 million taxes were incurred at Bluestone.

Allowance for doubtful accounts decreased by $16.2 million from $15.6 million loss in the year ended December 31, 2008 to $0.6 million income in the year ended December 31, 2009, due to lower exposure to losses on accounts receivable. In accordance with our accounting policy we apply specific rates to overdue accounts receivable of our companies depending on the history of cash collections and future expectations of conditions that might impact the collectability of accounts of each of our companies. As of December 31, 2009 the overdue balances decreased in comparison to December 31, 2008, and therefore the allowance for doubtful accounts also decreased.

Loss on write-off of property, plant and equipment increased by $2.7 million, or 337.5%, from $0.8 million in the year ended December 31, 2008, to $3.5 million in the year ended December 31, 2009. The entirety of this amount in the year ended December 31, 2009 relates to the write-off of obsolete property, plant and equipment that is not intended for further use in production process at Yakutugol and Southern Kuzbass Coal Company.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses decreased by $106.9 million, or 40.1%, to $159.8 million in the year ended December 31, 2009, from $266.7 million in the year ended December 31, 2008 as a result of the management steps aimed at overall expenses reduction and the depreciation of the ruble. Salaries and related social taxes decreased by $33.0 million, or 23.1%, to $109.4 million in the year ended December 31, 2009 from $142.4 million in the year ended December 31, 2008 mainly due to a reduction in working hours at our companies in the first quarter of 2009. Legal and consulting fees and insurance services increased by $1.0 million, or 5.5%, to $18.5 million in the year ended December 31, 2009 from $17.5 million in the year ended December 31, 2008 due to the consolidation of Bluestone since May 2009. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $17.3 million, or 41.4%, to $24.5 million in the year ended December 31, 2009 from $41.9 million in the year ended December 31, 2008 as a result of cost cutting measures. Social expenses decreased by $17.7 million, or 74.5%, to $6.1 million in the year ended December 31, 2009 from $23.8 million in the year ended December 31, 2008 mainly due to a reduction in our social programs in the first half of 2009 necessitated by the global financial crisis. Other administrative and operating expenses decreased by $39.2 million mainly due to the recognition of a $38.2 million reduction in the pension obligations at Yakutugol based on an expert consultant’s review of our pension program for Yakutugol and planned changes aimed at reducing the number of employees to whom Yakutugol will provide financial support for re-settlement upon retirement from Yakutia to central parts of Russia. This income was partially offset by the losses from provision for non-recoverable advances paid to various suppliers at Korshunov Mining Plant and Mechel Trading, with the total effect of $3.8 million.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $59.0 million, or 15.0%, to $452.2 million in the year ended December 31, 2009 from $393.2 million in the year ended December 31, 2008 due to an increase in export sales volumes of 42%. As a percentage of steel segment revenues, selling and distribution expenses increased from 7.3% in the year ended December 31, 2008 to 13.7% in the year ended December 31, 2009. The increase was due to the decreases in sales prices for all our products.

Taxes other than income tax include property and land taxes and other taxes. These taxes amounted to $44.1 million in the year ended December 31, 2009, a decrease of $2.8 million, or 5.9%, from $46.9 million in the year ended December 31, 2008. As a percentage of segment revenues, these taxes increased from 0.9% to 1.3%. Property and land taxes amounted to $34.8 million in the year ended December 31, 2009, a decrease of $10.4 million, or 22.9%, from $45.2 million in the year ended December 31, 2008, mainly due to the depreciation of the ruble.

Allowance for doubtful accounts decreased by $111.5 million, or 146.8%, to $35.6 million income in the year ended December 31, 2009 from $76.0 million loss in the year ended December 31, 2008, due to the decrease in outstanding accounts receivable provided as of December 31, 2009, as well as the collection of certain accounts receivable provided for as of December 31, 2008.

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

General, administrative and other expenses decreased by $31.9 million, or 14.3%, to $191.3 million from $223.2 million in the year ended December 31, 2008, and increased as a percentage of segment revenues from 4.2% in the year ended December 31, 2008, to 5.8% in the year ended December 31, 2009. Payroll and related social taxes decreased by $7.0 million, or 7.0%, to $93.2 million in the year ended December 31, 2009 from $100.1 million in the year ended December 31, 2008 due to reduced working hours at our companies in the first quarter of 2009. Social expenses (including pension obligations) decreased by $6.6 million, or 31.9%, to $14.1 million in the year ended December 31, 2009 from $20.7 million in the year ended December 31, 2008, mainly due to the depreciation of the ruble and a reduction in our social programs in 2009 necessitated by the global financial crisis. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $2.2 million, or 7.7%, to $26.8 million in the year ended December 31, 2009 from $29.0 million in the year ended December 31, 2008, mainly due to the depreciation of the ruble, as well as cost cutting measures. Professional services expenses, which include auditing, accounting, legal and engineering fees, and insurance services increased by $6.1 million, or 41.4%, to $20.7 million in the year ended December 31, 2009 from $14.6 million in the year ended December 31, 2008 primarily due to increases in consulting fees. Other administrative and operating expenses decreased by $22.1 million, or 37.7%, to $36.6 million in the year ended December 31, 2009 from $58.7 million in the year ended December 31, 2008 due to a decrease in asset retirement obligations at Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Moscow Coke and Gas Plant and Izhstal in the amount of $9.0 million, as well as a decrease in allowance for doubtful advances paid and other accounts receivable at Urals Stampings Plant, Mechel Campia Turzii and Chelyabinsk Metallurgical Plant due to a decreased exposure to losses in the amount of $5.4 million, and also due to effect of cost cutting measures implemented at our companies and the depreciation of the ruble.

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

Loss on write-off of property, plant and equipment increased by $15.8 million, or 100.0%, to $15.8 million in the year ended December 31, 2009 from nil in the year ended December 31, 2008 due to the write-off of obsolete property, plant and equipment and construction-in-progress at Southern Urals Nickel Plant and Kazakhstansky Nickel Mining Company.

General, administrative and other expenses decreased by $20.0 million, or 42.1%, to $27.5 million in the year ended December 31, 2009, from $47.5 million in the year ended December 31, 2008. Payroll and related social taxes decreased by $2.4 million, or 16.7%, to $12.0 million in the year ended December 31, 2009 from $14.4 million in the year ended December 31, 2008 due to reduced working hours at our companies in the first quarter of 2009. Social expenses (including pension obligations) decreased by $7.2 million, or 75.0%, to $2.4 million in the year ended December 31, 2009 from $9.6 million in the year ended December 31, 2008 mainly due to the depreciation of the ruble and a reduction in social programs in 2009 necessitated by the global financial crisis. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $1.8 million, or 48.6%, to $5.5 million in the year ended December 31, 2009 from $3.7 million in the year ended December 31, 2008, mainly due to the start of active production at Voskhod-Chrome followed by an increase in headcount of administrative employees. Professional services expenses, which include auditing, accounting, legal and engineering fees, and insurance services decreased by $1.5 million, or 37.5%, to $2.5 million in the year ended December 31, 2009 from $4.0 million in the year ended December 31, 2008 due to a reduction in the number of consulting projects for which external advisors were engaged. Other administrative and operating expenses decreased by $10.7 million, or 67.7%, to $5.1 million in the year ended December 31, 2009 from $15.8 million in the year ended December 31, 2008, mainly due to the effect of cost cutting measures implemented at our companies and the depreciation of the ruble.

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

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
		% of Segment		% of Segment
Operating Income by Segment	Amount	Revenues	Amount	Revenues
	(In thousands of U.S. dollars, except for percentages)

Mining segment	205,180	9.7%	1,827,174	40.0%
Steel segment	(18,497)	(0.6)%	746,514	13.9%
Ferroalloys segment	(27,586)	(6.4)%	(50,517)	(8.7)%
Power segment	40,702	4.7%	29,406	2.9%
Elimination of intersegment unrealized (profit) loss(1)	45,856		3,751

Consolidated operating income	245,644		2,556,269

(1)	Our management evaluates performance of our segments before the effect of elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, the effect of which is presented separately. The significant increase of intersegment unrealized profit adjustment in the year ended December 31, 2009 in comparison with the year ended December 31, 2008 was due to the decrease in gross margin of our mining and ferroalloy segments in 2009, followed by a decrease in the sales prices.

Mining segment

Mining segment operating income decreased by $1,622.0 million, or 88.8%, to $205.2 million in the year ended December 31, 2009 from $1,827.2 million in the year ended December 31, 2008. The operating margin percentage decreased to 9.7% in the year ended December 31, 2009 from 40.0% in the year ended December 31, 2008, mainly due to the decrease in coking and steam coal and iron ore sales prices as a result of the global financial crisis.

Steel segment

Steel segment operating income decreased by $765.0 million, or 102.5%, to $18.5 million loss in the year ended December 31, 2009 from $746.5 million income in the year ended December 31, 2008. The operating margin percentage decreased to negative 0.6% in the year ended December 31, 2009 from 13.9% in the year ended December 31, 2008 due to the decrease in sales prices for all our products as a result of the global financial crisis.

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

Income from equity investees was $1.2 million in the year ended December 31, 2009 compared to $0.7 million in the year ended December 31, 2008 and consisted of our share of income from our equity investments, such as Toplofikatsia Rousse and Southern Kuzbass Coal Company.

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

Other income increased by $519.1 million, or 2,762.0%, from $18.8 million loss in the year ended December 31, 2008 to a $500.3 million gain in the year ended December 31, 2009. The increase was mainly due to the effect of the remeasurement of the contingent liability payments related to the Bluestone acquisition. The change in the fair value of our preferred shares during the post-acquisition period through December 31, 2009 resulted in a decrease of $494.2 million in the CVR contingent payment. For a more detailed description of the Bluestone acquisition see note 3(e) to our consolidated financial statements. Also in the year ended December 31, 2009, we recorded other income from gain on accounts payable with expired legal term and gain on forgiveness of fines and penalties of $3.8 million at Beloretsk Metallurgical Plant and Mechel Trading, as well as income from other sales in the amount of $15.0 million.

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

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests decreased by $86.2 million, or 97.1%, to $2.6 million in the year ended December 31, 2009 from $88.8 million in the year ended December 31, 2008. The net income attributable to non-controlling interests in 2009 consisted of the share of non-controlling shareholders in the net income of Kuzbass Power Sales Company of $2.6 million, of Southern Urals Nickel Plant of $0.4 million, of Korshunov Mining Plant of $2.8 million, of Urals Stampings Plant of $2.2 million and of Mechel Mining of $8.3 million. These items were partially offset by income from share in losses of Mechel Targoviste of $5.2 million, Mechel Campia Turzii of $5.5 million, of Izhstal of $1.6 million and of Southern Kuzbass Coal Company of $1.7 million.

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

Liquidity and Capital Resources

Capital requirements

We expect that our principal capital requirements in the near future will be for financing the working capital needs of our business and for funding the following: capital expenditures, repayment of maturing debt, acquisitions and payment of dividends on preferred shares.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects, which we view as key to carrying out our business strategy. We may undertake other projects assigned a lower priority under our current capital investment plans if sources of long-term financing can be secured on favorable terms. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2011-2013, we expect our capital expenditures on our metals production facilities to total approximately $1.1 billion, approximately 91% of which will be in 2011-2012, and approximately 9% in 2013. We intend to direct approximately $2.1 billion for the construction of a rail branch line to the Elga coal deposit and the development of the Elga coal deposit during the period from 2011 to 2013. We intend to finance our capital investments with cash flow from operations and external financing sources.

We continue to consider acquisitions as one of our major growth strategies. Historically, funding of acquisitions has come from cash flows from existing operations and external financing sources.

Our total outstanding debt as of December 31, 2010 and 2009 was $7,318.4 million and $5,997.5 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2010 and 2009, we paid dividends of $23.3 million and $208.1 million, respectively, out of which $8.8 million and $134.5 million, respectively, was paid on preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

Capital resources

Historically, our major sources of cash have been cash generated from operations, bank loans and ruble bonds, and we expect these sources will continue to be our principal sources of cash in the future. We may also raise cash through equity and debt financings in international capital markets. For financing of our capital investment program we have also relied on financings secured by foreign export credit agency guarantees. We do not use off-balance sheet financing arrangements.

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31
	2010	2009	2008
	(In thousands of U.S. dollars)

Net cash used in/provided by operations	(147,371)	561,669	2,229,941
Net cash used in investing activities	(1,119,203)	(709,931)	(3,249,737)
Net cash provided by financing activities	1,210,125	375,434	1,247,623

Net cash used in operating activities was $147.4 million in the year ended December 31, 2010, and net cash provided by operating activities was $561.7 million and $2,229.9 million in the years ended December 31, 2009 and 2008, respectively. The operating cash inflows were derived from payments received from sales of our mining, steel, ferroalloys and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash provided by operating activities before changes in working capital items was $1,274.5 million in the year ended December 31, 2010. Below we analyze major changes in working capital items which in the aggregate accounted for $1,421.9 million in cash provided by operating activities, resulting in net cash used in operating activities of $147.4 million.

Working capital items accretive to operating cash flows:

•	an increase in advances received of $86.0 million due to an increase in the number of customers working on a prepayment basis both in export and domestic markets;

•	an increase in accrued taxes and other liabilities of $142.8 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2010;

•	an increase in accounts payable of $43.9 million due to an overall increase in purchase volumes and purchase prices across all our segments in the year ended December 31, 2010; and

•	a decrease in advance payments to non-state pension funds of $4.9 million due to changes in pension programs.

Working capital items reducing operating cash flows:

•	an increase in accounts receivable of $148.2 million primarily explained by increase in sales of mining products by Mechel Carbon and increase in sales by new foreign subsidiaries of Mechel-Service;

•	an increase in inventories of $761.7 million due to a significant increase of finished goods and raw materials held in stock at the warehouses of Yakutugol, Bluestone, Southern Kuzbass Coal Company,

Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Izhstal, and Mechel-Service as of December 31, 2010. The main reason for the change in the stock level was the increase in production volume across all our segments, higher pricing for new materials purchased and also consolidation of inventory balances of Laminorul Plant and Mechel Remservise which were acquired during the year ended December, 31, 2010;

•	an increase in balances with related parties of $506.7 million primary due to transactions with related metallurgical plants, Metallurg-Trust and Usipar; and

•	an increase in other current assets of $260.5 million primary due to an increase of VAT and income tax receivable, advances paid, and capitalized bank origination fees in the year ended December 31, 2010.

Net cash provided by operating activities before changes in working capital items was negative $48.6 million in the year ended December 31, 2009 as compared to positive $2,599.3 million in the year ended December 31, 2008. Below we analyze major changes in working capital items, which in the aggregate accounted for $610.3 million in cash provided by operating activities, resulting in net cash provided by operating activities of $561.7 million.

Working capital items accretive to operating cash flows:

•	a decrease in accounts receivable of $97.3 million primarily explained by an improved cash collection in our steel segment due to a decrease in the number of customers experiencing liquidity problems in 2009 as compared to 2008;

•	a decrease in inventories of $481.3 million due to a significant decrease of finished goods and raw materials held in stock at the warehouses of Southern Kuzbass Coal Company, Chelyabinsk Metallurgical Plant, Mechel Carbon AG, Mechel Campia Turzii and Mechel Trading as of December 31, 2009. The main reason for the change in the stock level was the decrease in customer demand across all our segments;

•	an increase in advances received of $30.5 million due to an increase in the number of customers working on a prepayment basis both in export and domestic markets;

•	an increase in accrued taxes and other liabilities of $38.5 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2009;

•	a decrease in deferred revenue and cost of inventory in transit, net of $10.5 million due to a decrease in nickel sales volumes and sales prices in the year ended December 31, 2009;

•	a decrease in other current assets of $131.3 million primary due to a decrease of VAT and income tax receivable at Chelyabinsk Metallurgical Plant, Mechel Trading House, Mechel Service, Voskhod-Oriel and Voskhod-Chrome caused by the losses incurred by these companies in the year ended December 31, 2009, which resulted in overpayment of taxes payable in advance in accordance with applicable tax requirements; and

•	a decrease in advance payments to non-state pension funds of $7.5 million due to payments made by these funds on the individual pension accounts of the participants of pension programs.

Working capital items reducing operating cash flows:

•	a decrease in accounts payable of $100.1 million due to an overall decrease in purchase volumes and purchase prices across all our segments in the year ended December 31, 2009 because of the global financial crisis; and

•	an increase in balances with related parties of $77.4 million primary due to transactions with related metallurgical plants.

Net cash used in investing activities was $1,119.2 million in the year ended December 31, 2010 and $709.9 million in the year ended December 31, 2009. Substantially all of the cash used for investing activities in the years ended December 31, 2010 and 2009 related to the acquisition of businesses, mineral licenses and property, plant and equipment. Expenditures related to the acquisition of businesses and equity method investments in our subsidiaries amounted to $89.5 million and $11.5 million in the years ended December 31, 2010 and 2009, respectively. Capital expenditures relating to purchases of property, plant and equipment and purchases of mineral licenses amounted to $990.1 million and $612.7 million in the years ended December 31, 2010 and 2009, respectively.

Net cash provided by financing activities was $1,210.1 million in the year ended December 31, 2010 and $375.4 million in the year ended December 31, 2009. We received short-term debt proceeds of $4,529.5 million and repaid short-term debt of $5,682.8 million in the year ended December 31, 2010, and received short-term debt proceeds of $1,412.0 million and repaid short-term debt of $3,704.1 million in the year ended December 31, 2009.

We received long-term debt proceeds of $3,651.9 million and repaid long-term debt of $1,191.9 million in the year ended December 31, 2010, and received long-term debt proceeds of $3,022.0 million and repaid long-term debt of $99.2 million in the year ended December 31, 2009.

In 2010, we issued four ruble-denominated bonds in an aggregate principal amount of 20.0 billion rubles which equals $669.5 million as of the respective time of issuance. The bonds were issued at 100% of par value. The interest rate was determined upon the issuance based on the bids of buyers and amounted to 9.75-10.0% per year. The balance outstanding as of December 31, 2010 was $656.2 million and is classified as long-term debt. In 2010 and 2009, Sberbank provided long-term and short-term ruble and euro-denominated loans to our subsidiaries bearing interest at 6.5-16.5% per year. The outstanding balances as of December 31, 2010 and December 31, 2009 were $913.0 million and $281.7 million, respectively.

During 2010, VTB group provided ruble and Euro-denominated long-term and short-term loans to our group, bearing interest at 6.1-8.6% in the total amount of $399.0 million. The aggregate outstanding balance as of December 31, 2010 was $168.0 million.

Liquidity

We had cash and cash equivalents of $340.8 million as of December 31, 2010 and $414.7 million as of December 31, 2009. Our cash and cash equivalents were held in rubles (44.9% and 50.5% as of December 31, 2010 and December 31, 2009, respectively), U.S. dollars (26.3% and 41.7% as of December 31, 2010 and December 31, 2009, respectively), euros (17.8% and 5.0% as of December 31, 2010 and December 31, 2009, respectively) and certain other currencies of the CIS and Eastern Europe.

As of December 31, 2010 and December 31, 2009, we had unused credit lines of approximately $943.6 million and $491.4 million, respectively, out of total available credit lines of $8,262.1 million and $6,488.9 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 9.9% and 14.7% as of December 31, 2010 and December 31, 2009, respectively.

The following table summarizes our liquidity as of December 31, 2010, 2009 and 2008.

	December 31,	December 31,	December 31,
Estimated Liquidity	2010	2009	2008
	(In millions of U.S. dollars)

Cash and cash equivalents	340.8	414.7	254.8
Amounts available under credit facilities	943.6	491.4	684.9

Total estimated liquidity	1,284.4	906.1	939.7

Short-term debt (short-term borrowings and current portion of long-term debt) increased by $154.8 million, or 8.1%, to $2,077.8 million as of December 31, 2010 from $1,923.0 million as of December 31, 2009.

Long-term debt net of current portion increased by $1,166.2 million, or 28.6%, to $5,240.6 million as of December 31, 2010 from $4,074.5 million as of December 31, 2009. This increase was attributable to bond issuances and new financing received from Sberbank, VTB Bank, Bank of Moscow and various other banks.

Our working capital increased by $1,028.6 million, or 191%, to a working capital surplus of $491.4 million as of December 31, 2010 from a $537.1 million working capital deficit as of December 31, 2009. The increase in working capital was due to increase in investments into current assets such as inventory and accounts receivable based on favorable situation on our key markets.

At December 31, 2008, our total indebtedness was $5,369.2 million, with a short-term portion of $5,149.4 million, which included $4,233.8 million in loans with covenant violations out of which $1,563.6 million was long-term debt that was reclassified as short-term debt due to loan covenant violations. We had a working capital deficit of $3,596.3 million. Since we had significant debt that we did not have the ability to repay without refinancing or restructuring, and our ability to do so was dependent upon continued negotiations with our banks, there was substantial doubt about our ability to continue as a going concern as of June 1, 2009, the date of the issuance of our consolidated financial statements for the year ended December 31, 2008.

Outlook for 2011

Our objective is to ensure that the group meets its liquidity requirements, continues capital expenditures, repays borrowings as they fall due, and continues as a going concern. To accomplish that, we have continued to secure additional borrowing facilities and renew or refinance existing facilities as described below. In addition, we have experienced increasing price levels for our products in 2010 compared to 2009. Since there is no certainty that such experience will continue in the future, our plans for 2011 are based on conservative price levels accompanied by a stable demand for our products. On this basis we expect operating cash flows to provide an increased source of funds in 2011 to be available for capital expenditures and debt servicing.

To refinance debt falling due in 2011, we intend to use our operating cash flow, obtain new long-term borrowing facilities, renew or refinance existing arrangements and extend the put options under our ruble bonds. In 2011, we expect to continue to issue additional ruble bonds and obtain bank borrowings to provide specific financing for our operations and capital projects. Our ability to incur additional debt, however, is limited by our restrictive covenants. See “Item 5. Operating and Financial Review and Prospectus — Restrictive Covenants.”

We believe that cash generated from operations, current cash and short-term investments on hand, and short-term and long-term commited borrowings under our credit facilities will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments in 2011. Furthermore we believe that we have sufficient flexibility in deferring our non-critical capital expenditures in case specific project financing is not obtained and in managing our working capital to provide further financial flexibility as needed.

Debt Financings in 2011

On February 22, 2011, we placed series 15 and series 16 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FSFM and admitted to trading and listed at MICEX. The bonds are due on February 9, 2021. The bonds bear a coupon to be paid every half-year. The interest rate for the first 6 coupons was set at 8.25% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we buy back the bonds before each such coupon period starts. The bondholders have an option to demand repurchase of the bonds at par value which is due on February 13, 2014. If such option is exercised, we will be obliged to repurchase such bonds on February 21, 2014. Bondholders are also entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. We are also entitled to redeem the bonds on February 18, 2014. The proceeds of the bonds will be used to fund the working capital of the group, refinancing of the existing loan agreements as well as the construction of the Elga mining complex and other investment projects of the group.

On February 7, 2011, our subsidiary Southern Kuzbass Coal Company obtained a line of credit in the amount of 6.2 billion rubles to finance the construction of the second area at Sibirginsk Underground Mine.

The loan facility has been provided by TransCreditBank OAO for a period of 5 years with an amortised monthly repayment starting on February 2014 until December 2015 and is to be repaid in full by February 6, 2016. Interest rate under the loan agreement is set at 9.65% per year. The borrower may prepay the loan at any time with a 14-day prior notice. The borrower’s obligations under the loan agreement are guaranteed by Mechel OAO. The borrower’s obligations under the loan agreement are secured by a pledge of its assets and equipment to be purchased with the proceeds received under the loan agreement at a total amount of $30.0 million. Under the agreement Mechel must ensure that: the ratio of its consolidated net borrowings to EBITDA does not exceed 3.5:1.0 until June 30, 2011 and 3.0:1.0 thereafter; and the ratio of its EBITDA to consolidated interest expenses does not fall below 2:1 until June 30, 2011 and below 4:1 thereafter; and its shareholder’s equity equals to or exceeds $4.0 billion at all times. The facility agreement is governed by Russian law.

In February 2011, our subsidiary Chelyabinsk Metallurgical Plant obtained a working capital credit line totaling 4.3 billion rubles from Sberbank.

Debt Financings in 2010

During the course of 2010, we obtained the following major debt financings. See “Description of Certain Indebtedness” and “Russian bonds” for a summary description of the terms of these facilities.

In December 2010, we obtained a line of credit totaling 10 billion rubles from VTB Bank. As of December 31, 2010, we had drawn 5.0 billion rubles of this credit facility which was used to refinance our existing indebtedness and to finance our working capital.

In October 2010, our subsidiary Chelyabinsk Metallurgical Plant obtained a line of credit totaling 15.0 billion rubles from Sberbank. As of December 31, 2010, we had fully drawn this credit facility, which was used to refinance some of our short-term debt.

In September 2010, we signed a loan agreement in the amount of $219.4 million and €192 million to finance a universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The loan facility has been provided by BNP Paribas, Gazprombank and UniCredit. As of December 31, 2010, we had drawn $5 million under this credit facility.

In September 2010, we refinanced our New Oriel Resources and New Yakutugol facilities, which were executed in 2009, with a Pre-Export Facility in the amount of $2.0 billion.

In September 2010, we completed two placements of our non-convertible interest-bearing bonds of the 13th and 14th series in the aggregate amount of 10.0 billion rubles. The proceeds were used to fund the working capital of the group and to refinance existing loan agreements, as well as to finance the construction of the Elga mining complex and other investment projects of the group.

In April 2010, we completed placement of our non-convertible interest-bearing bonds of BO-03 series in the aggregate amount of 5.0 billion rubles. The proceeds were used to fund the working capital of the group and to refinance existing loan agreements, as well as to finance the construction of the Elga mining complex and other investment projects of the group.

In March 2010, we completed placement of our non-convertible interest-bearing bonds of BO-02 series in the aggregate amount of 5.0 billion rubles. The proceeds were used to fund the working capital of the group and to refinance existing loan agreements, as well as to finance the construction of the Elga mining complex and other investment projects of the group.

Debt Financings in 2009

As a result of the economic downturn and a sharp decline in demand and prices for our products starting from August 2008 and continuing into the first half of 2009, as well as due to a substantial increase in our total indebtedness in 2007 and early 2008 that was incurred mostly for the acquisition of Yakutugol in 2007 and Oriel Resources in 2008, we experienced a liquidity shortage in late 2008 and early 2009. We also breached various financial and non-financial covenants in our loan agreements at that time.

Starting in late 2008 and throughout 2009, we worked with Russian and international lenders to obtain additional debt financing and to restructure major loans in order to finance our operations, continue to make the minimum levels of capital investments in our business and meet scheduled debt payments. In late 2008 and early 2009, to address our liquidity shortage we obtained several major loans from Russian state-owned banks, including:

•	Loan from VTB Bank. In November 2008, we obtained three one-year credit facilities in the total amount of 15 billion rubles ($510.5 million) from VTB Bank. The credit facilities were initially due to mature in November 2009 but, in December 2009, were extended until 2012. We fully drew on this facility to fund the operations of Yakutugol, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant.

•	Loan from Sberbank. In November 2008, we obtained a credit facility in the amount of 3.3 billion rubles ($112.3 million). The facility was initially due to mature in August 2009, but, in August 2009, was extended to August 2010. We fully repaid the facility in August 2010.

•	Loans from Gazprombank. In February 2009, we obtained two credit facilities in the total amount of $1.0 billion from Gazprombank. The facilities were initially repayable in quarterly installments starting with the first quarter of 2010 through the first quarter of 2012 but, in February 2010, the maturity of the facilities was extended to 2013-2015. We fully drew on these facilities to partially repay the Yakutugol and Oriel Facility Agreements.

In July 2009, we completed the restructuring and refinancing of our Oriel Resources and Yakutugol facilities with a syndicate of 27 international and Russian banks. Our principal objective in negotiating the debt restructuring was to prolong loan repayments scheduled in year 2009 to year 2010 or later and reset the covenants in order to give us more time and flexibility to meet our debt obligations in anticipation of a recovery in commodity and steel prices. The loan agreements were modified as follows:

•	New Yakutugol Facility Agreement. This facility was amended for an amount equal to $1.6 billion. The repayment of the loan provided for equal monthly installments from September 2009 to December 2012.

•	New Oriel Resources Facility Agreement. The facility was refinanced for an amount equal to $1.0 billion. The maturity of the loan was extended from July 2009 to December 2012 and provided for equal monthly installments from July 2010 to December 2012.

Through the course of 2009, we also placed three series of ruble bonds in the total principal amount of 15.0 billion rubles ($503.9 million). See “Russian bonds” for a summary description of the terms of these bonds.

Restrictive Covenants

Our loan agreements contain a number of covenants and restrictions, which include, but are not limited to, financial ratios, maximum amount of debt, minimum value of shareholder’s equity and certain cross-default provisions. The covenants also include, among other restrictions, limitations on (1) indebtedness of certain companies in the group, and (2) amounts that can be spent for new investments and acquisitions. Covenant breaches generally permit lenders to demand accelerated repayment of principal and interest.

The table below sets out the requirements of our most significant restrictive debt covenants and the actual ratios/amounts as of December 31, 2010.

		Actual as of
		December 31,
Restrictive Covenant	Requirements	2010

Mechel’s Shareholder Equity	greater than or equal to $4.0 billion	$4,642,825
Ratio of Mechel’s Net Borrowings to EBITDA	shall not exceed 3.5:1	3.45
Ratio of Mechel’s EBITDA to Net Interest Expense	shall not be less than 2:1	3.72

While we are currently in compliance with these restrictive covenants, we face the risk of future non-compliance. For a discussion of the impact of such non-compliance, see “Risk Factor — Risks Relating to Our Financial Condition and Financial Reporting — Our business could be materially adversely affected if our lenders accelerate our debt.” The ratio of net borrowings to EBITDA is reduced to 3:1 in 2011 and the ratio of EBITDA to net interest expense is increased to 4:1 in 2011, per our most restrictive credit facilities.

Description of Certain Indebtedness

Credit Facility Agreement for Mechel OAO from VTB Bank

General

On December 27, 2010, VTB Bank opened a credit line for Mechel for the total amount of 10.0 billion rubles to finance our general activity.

Interest rate and interest period

We can borrow under the facility in tranches at the minimum amount of 150.0 million rubles and maximum tenor of 180 days each. The interest rate shall be agreed between the parties at the date of each drawing. As of December 31, 2010, we had drawn 5.0 billion rubles of this credit facility which was used to refinance our existing indebtedness and to finance our working capital.

Guarantee

The borrower’s obligations under the loan facility agreement are guaranteed by Mechel Trading House and Mechel Trading.

Repayment and prepayments

Each tranche shall be repaid at its maturity. The final repayment of all tranches is to be made after two years from the date of the loan agreement. Repaid tranches can be redrawn.

The borrower may prepay the loan with a prior notice to VTB Bank. Prepayment within the first half of the life of each tranche is subject to a prepayment fee at 0.05%.

Covenants and other matters

We must ensure that the ratio of our consolidated net borrowings to EBITDA does not exceed 3.5:1 in 2010 and 3:1 afterwards, and that the ratio of our EBITDA to consolidated net interest expense does not fall below 2:1 in 2010 and 4:1 afterwards. The facility agreement permits dividend payments in amount of less than 60% of the net profit without prior written consent from VTB Bank if the ratio of our consolidated net borrowings to EBITDA does not exceed 3:1.

The loan facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The facility agreement is governed by Russian law.

New Credit Facility Agreement for Chelyabinsk Metallurgical Plant from Sberbank

General

On October 13, 2010, Sberbank opened a credit line for Chelyabinsk Metallurgical Plant for the total amount of 15.0 billion rubles to refinance short-term debt.

Interest rate and interest period

Interest for the period from the drawdown date until January 12, 2011 is payable at a rate 8.24% per year. Interest for the period from January 13, 2011 until maturity is payable at a rate of 3M Mosprime plus a margin of 4.5% per year (if the turnover at our companies’ accounts with Sberbank during each calendar quarter exceeds 25% of outstanding liabilities under the loan) and 3M Mosprime plus a margin of 5.0% per year (if the turnover at our companies’ accounts with Sberbank during each calendar quarter is less then 25% of outstanding liabilities under the loan). Accrued interest is payable on the 28th day of the last month of each three-month interest period. An additional fee of 1.35% per year is payable for the interest rate hedge for the Mosprime rate which is caped at 6.5% per year during the lifetime of the facility. Sberbank has the right to revise the interest rate with a 30 days prior notice.

Guarantee

The borrower’s obligations under the loan facility agreement are guaranteed by Mechel.

Security

The borrower’s obligations under the loan facility agreement are secured by a pledge of 25% plus 1 share of Beloretsk Metallurgical Plant and a pledge of equipment and machinery and real estate owned by the borrower at the total agreed value of no less than 4.5 billion rubles.

Repayment and prepayments

The facility is repayable in 8 equal quarterly installments starting on March 28, 2014. The final repayment date is October 12, 2015.

The borrower may prepay the loan with a prior notice to Sberbank. Prepayment is also subject to prepayment fee at 0.8% per year in case of earlier prepayment before October 12, 2012, or 0.25% per year in case of prepayment on or after October 13, 2012, but before October 13, 2013.

Covenants and other matters

The borrower must ensure that the ratio of our consolidated net borrowings to EBITDA does not exceed 5:1 in 2010 and 3:1 in 2011, the ratio of our EBITDA to consolidated net interest expense does not fall below 2:1 in 2010 and 4:1 in 2011, and our consolidated shareholder equity during the lifetime of the facility equals to or exceeds $3.0 billion. The facility agreement permits dividend payments without prior written consent from Sberbank if the ratio of our consolidated net borrowings to EBITDA does not exceed 3:1.

The loan facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The facility agreement is governed by Russian law.

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — Universal Mill Facility Agreement

General

On September 15, 2010, we signed a loan agreement to finance the universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The new $471.2 million facility consists of three tranches underwritten by BNP Paribas S.A., Gazprombank and UniCredit. Gazprombank’s tranche is $219.4 million, BNP Paribas’s tranche is €102.8 million and UniCredit’s tranche is €89.2 million. The credit facility benefits from insurance coverage of the Italian, German and Chinese export credit agencies: SACE, Euler Hermes and Sinosure, respectively.

The purpose of the facility is to finance payments under two contracts: the equipment and technology supply contract executed with Danieli & C. Officine Meccaniche S.p.A. and the general construction contract executed with Minmetals Engineering Co. Ltd.

Interest rate and interest period

Interest on the facility tranche underwritten by Gazprombank (Facility A) is payable at LIBOR plus a margin of 6.75% per year during the period until the construction completion date and at LIBOR plus a margin of 6.25% per year after that date. Interest on the facility tranche underwritten by UniCredit (Facility B) is payable at EURIBOR plus a margin of 1.50% per year. Interest on the facility tranche underwritten by BNP Paribas (Facility C) is payable at EURIBOR plus a margin of 1.60% per year.

Accrued interest is payable twice a year on payment dates January 21 and July 21.

Repayment and prepayments

The borrower must repay the facilities in 13 equal semi-annual installments in respect of Facility A; 16 equal semi-annual installments in respect of Facility B; and 16 equal semi-annual installments in respect of Facility C.

Repayment starts on the first repayment date, which means in respect of each of the facilities, the first payment date (January 21 or July 21) falling after the earlier of (a) the end of the availability period and (b) the construction completion date. The availability period under all three facilities is 30 months from the signing date. Facility A must be repaid in full after six years following the first repayment date, Facilities B and C must be repaid in full after seven and a half years following the first repayment date.

The borrower may make a pro rata prepayment of the loan with the prior written consent of the lender. A prepayment of part of the loan must be of a minimum amount of $10.0 million in respect of Facility A, and €10.0 million in respect of Facility B and Facility C.

Guarantee

The borrower’s obligations under the loan facility agreement are guaranteed by Mechel OAO.

Security

The borrower’s obligations under the loan facility agreement are secured by a pledge of 20% of the common shares of Chelyabinsk Metallurgical Plant. The borrower has also granted security over certain of its assets, including real estate and equipment to secure its obligations.

Covenants and other matters

Under the facility agreement acquisitions by members of our group are permitted if such acquisitions in aggregate do not exceed $25.0 million for 2010 and any subsequent year or the total amount of such acquisition is fully financed by available excess cashflow.

The borrower may not, without prior consent from the lender, enter into any amalgamation, demerger, merger or reorganization except an intra-group reorganization on a solvent basis.

The facility agreement permits dividends if declared after June 1, 2010, or paid after July 17, 2010, provided that the ratio of our consolidated net borrowings to EBITDA does not exceed 3:1, or if such dividends are funded from excess cash flows and provided that no default occurs or would occur as a result of that payment.

Under the facility agreement Mechel must ensure that the ratio of the consolidated net borrowings to EBITDA does not exceed 5:1 in 2010 and 3:1 in 2011 and thereafter, and the ratio of EBITDA to consolidated interest expense does not fall below 2:1 in 2010 and below 4:1 in 2011 and thereafter and all the time Mechel’s shareholder equity exceeds or equals $3.0 billion. The facility agreement also contains negative pledge provisions prohibiting mortgage, pledge, or security on indebtedness in aggregate amount exceeding 40% of the total assets of the group.

The loan facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The facility agreement is governed by English law.

Pre-Export Facility Agreements

On September 6, 2010, ING Bank N.V. and The Royal Bank of Scotland N.V. as Co-ordinators, and BNP Paribas SA, Closed Joint Stock Company UniCredit Bank, Commerzbank Aktiengesellschaft, HSBC Bank plc, Natixis, OJSC “Nordea Bank”, Raiffeisen Zentralbank Oesterreich AG, Société Générale, UniCredit Bank AG (formerly known as Bayerische Hypo- und Vereinsbank AG), VTB Bank (Austria) AG, VTB Bank (Deutschland) AG and VTB Bank (France) SA as Mandated Lead Arrangers, and Morgan Stanley and Credit Suisse as lenders, agreed to extend to our subsidiaries Yakutugol, Southern Kuzbass Coal Company, Chelyabinsk Metallurgical Plant and Southern Urals Nickel Plant pre-export facilities in the total amount of $2.0 billion. The loan facility agreements executed by our subsidiaries are identical in all material aspects except for the respective loan amounts thereunder and the security provided under each facility. The loan facility was made available to Yakutugol and Southern Kuzbass Coal Company in the amount of $857.1 million each, to Chelyabinsk Metallurgical Plant in the amount of $95.3 million, and to Southern Urals Nickel Plant in the amount of $190.5 million.

The purpose of the pre-export facility was to refinance our New Oriel Resources Facility and New Yakutugol Facility.

The facility was drawn in two tranches, a 3-year and a 5-year.

Interest rate and interest period

Interest under the facilities is payable at LIBOR plus a margin, or at fixed rate that may be agreed with the lenders. The initial margin levels are set at 5% per year and 6% per year for the 3-year and the 5-year tranches, respectively. Initial margin levels are subject to downward adjustments based on the ratio of our net borrowings to EBITDA, with the first such adjustment to take place based on 2010 results.

Repayment and prepayments

The facilities are repayable in equal monthly installments after nine months’ grace period on the first tranche and 15 months’ grace period on the second tranche. Borrowers are entitled to prepayment subject to a 10 business day prior notice to the respective lender and on certain conditions specified in the facility agreements.

Guarantee

Yakutugol’s obligations under the facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon and Mechel Trading, as well as by Southern Kuzbass Coal Company and Korshunov Mining Plant (in the amount of up to 2% of the value of its total assets). Southern Kuzbass Coal Company’s obligations under the pre-export facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon, Mechel Trading and Yakutugol, as well as by Korshunov Mining Plant (for the latter in the amount of up to 2% of the value of its total assets). Chelyabinsk Metallurgical Plant’s obligations under the pre-export facility agreement are guaranteed in full by Mechel, Mechel Trading and Mechel Service Global, as well as by Beloretsk Metallurgical Plant (in the amount of up to 2% of the value of its total assets). Southern Urals Nickel Plant’s obligations under the pre-export facility agreement are guaranteed in full by Mechel, Mechel Trading and Oriel Resources.

Security

Yakutugol’s obligations under the loan facility agreement are secured by a pledge of equipment and machinery of the borrower at a total balance sheet value of $5.1 million and a pledge of 14.99% of shares of Yakutugol and of 14.99% of shares of Southern Kuzbass Coal Company. Southern Kuzbass Coal Company’s obligations under the loan facility agreement are secured by a pledge of equipment and machinery of the borrower at a total balance sheet value of $5.0 million and a pledge of 14.99% of shares of Southern Kuzbass Coal Company and of 14.99% of shares of Yakutugol. Chelyabinsk Metallurgical Plant’s obligations under the loan facility agreement are secured by a pledge of equipment and machinery of the borrower at a total balance sheet value of $5.0 million and a pledge of 15% of shares of Chelyabinsk Metallurgical Plant. Southern Urals Nickel Plant’s obligations under the loan facility agreement are secured by a pledge of equipment and machinery of Southern Urals Nickel Plant at a total balance sheet value of $5.1 million and a pledge of 25% plus 1 share in Southern Urals Nickel Plant. Also, the obligations of each of the borrowers are secured respectively by assignment of rights under their export and offtake contracts and charge over their collection accounts.

The pledge of 29.99% of shares of each of Yakutugol and Southern Kuzbass Coal Company will be released when the ratios of Mechel’s and Mechel Mining’s net borrowings to EBITDA are less than or equal to 2.5:1 for two consecutive semi-annual periods, the outstanding debt under the facility does not exceed 50% of the total outstanding debt of the borrower, and there is no event of default continuing under the facility.

The pledge of 25% plus 1 share of Southern Urals Nickel Plant will be reduced to a pledge of 20% when the ratio of Mechel’s net borrowings to EBITDA is less than or equal to 2.5:1 for two consecutive semi-annual periods, the outstanding debt under the facility extended to Southern Urals Nickel Plant has been reduced by 50%, and there is no event of default continuing under the facility.

Covenants and other matters

Under the facility agreements, Mechel may pay dividends if (i) its ratio of net borrowings to EBITDA is less than or equal to 3:1, (ii) the amount of dividends does not exceed 60% of Mechel’s net profit for the respective year, and (iii) the amount of dividends on our preferred shares does not exceed 20% of our net profit for the respective year. Mechel Mining may pay dividends if its ratio of net borrowings to EBITDA is less than or equal to 3:1.

Acquisitions by our group in any given year are permitted if the aggregate value of such acquisitions do not exceed (i) $50.0 million when the ratio of our net borrowings to EBITDA exceeds 3:1, (ii) $250.0 million when the ratio of our net borrowings to EBITDA is within the range of 2.5:1 - 3:1, (iii) $375.0 million when the ratio of our net borrowings to EBITDA is within the range of 2:1 - 2.5:1, or (iv) $500.0 million when the ratio of our net borrowings to EBITDA is equal to or less than 2:1.

Under the facility agreements Mechel must ensure that: (i) the ratio of consolidated net borrowings to EBITDA does not exceed 3.5:1 for the year 2010 and 3:1 starting from June 30, 2011 and thereafter; (ii) the ratio of EBITDA to consolidated net interest expense does not fall below 2:1 for the year 2010 and 4:1 starting with period ending June 30, 2011 and thereafter; (iii) its shareholder equity does not fall below $4.0 billion at any time; (iv) the total debt of Yakutugol and Southern Kuzbass Coal Company, excluding intragroup loans, does not exceed in aggregate $4.3 billion in the aggregate; (v) the total debt of Chelyabinsk Metallurgical Plant and Southern Urals Nickel Plant, excluding intragroup loans, does not exceed $1.4 billion and $350 million respectively; and (vi) the equity of the borrowers does not fall below 6.5 billion rubles for Southern Kuzbass Coal Company, 4.5 billion rubles for Yakutugol, 5.5 billion rubles for Chelyabinsk Metallurgical Plant and 2.0 billion rubles for Southern Urals Nickel Plant.

The loan facility agreements also contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt with certain limitations.

The facility agreements are governed by English law.

Amended Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from VTB Bank

In September 2010, our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into agreements further amending the one-year credit facility agreements executed with VTB Bank in November 2008 and further amended in November 2009, for the total amount of 15.0 billion rubles.

Set out below are the amended terms and covenants of the facility agreements.

Interest rate and interest period

In September 2010, the interest rate was decreased to 9.75% per annum. VTB Bank may unilaterally increase the interest rate in accordance with the terms of the agreements. Any new interest rate becomes effective the month following the month when VTB Bank has informed the borrowers of the new rate.

Repayment and prepayment

The maturity of the facilities is November 25, 2012 for Southern Kuzbass Coal Company and November 26, 2012 for Yakutugol. Each of the facilities is to be repaid in six equal monthly tranches starting on June 27, 2012.

The premium for prepayment equals 0.8% of the prepayment amount if more than 3/4 of the term of the credit facility has elapsed, 1.0% of the prepayment amount if more than 1/4 but less than 3/4 of the term of the credit facility has elapsed, and 1.45% of the prepayment amount if less than 1/4 of the term of the credit facility has elapsed.

Covenants and other matters

Certain of the financial covenants provided under the facility agreements were amended. Pursuant to the amendments each borrower must provide for an aggregate turnover of accounts with the creditor in an amount proportionate to the share of the borrowings from the lender in its total credit portfolio.

The borrowers must obtain preliminary written approval from the lender to: (1) acquire stocks in amounts exceeding 10% of the value of the borrower’s balance sheet assets;, (2) borrow from or provide guarantees to parties outside our group (if aggregate net borrowings of our group exceed $5.5 billion, otherwise notification to the creditor will suffice); (3) lend money, except to affiliates; (4) dispose of assets in amounts equal to or exceeding 5% of the value of the borrower’s balance sheet assets, (5) perform any other transactions if they amount to or exceed 40% of the value of the borrower’s balance sheet assets (except for export revenue pledges under the new Oriel Resources and Yakutugol facilities); (6) perform a reorganization or merger outside our group; (7) pay dividends; (8) cause dilution of the pledged stocks; or (9) change its core business.

Under the amended agreements, borrowers must ensure that the ratio of our consolidated net borrowings to EBITDA does not exceed 5:1 in 2010 and 3:1 in 2011 and the ratio of our EBITDA to consolidated interest expenses does not fall below 2:1 in 2010 and 4:1 in 2011.

On equal offer terms, the lender is entitled to perform as lead manager or financial consultant for any public offer of common shares or securities convertible into common shares of the borrowers or any offer of debt instruments conducted by the borrowers, as well as at any disposal of assets or stocks of the borrowers’ subsidiaries. In addition, the lender is entitled to service, at market terms, the import/export transactions of the borrowers.

The loan facility agreements also contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt

Security

Since September 2010, Yakutugol and Southern Kuzbass Coal Company are no longer obliged to provide security for their obligations under the loan agreements.

The facility agreements are governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

On February 6, 2009, our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into separate credit facility agreements with Gazprombank for a total amount of $1.0 billion. In accordance with their terms, the credit facilities can be used for finance and operating activities, including financing affiliates and credit repayments. We used the advances under the facilities mainly for partial repayment of the original Oriel Resources and Yakutugol facilities prior to their refinancing in July 2009. The two credit facility agreements are identical in all material aspects except for the respective loan amounts thereunder: the credit facility was made available to Yakutugol in the amount of $550.0 million and to Southern Kuzbass Coal Company in the amount of $450.0 million. The loans were fully drawn in the first quarter of 2009. On February 24, 2010, the terms of the facility agreements were extended until February 2015.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 14% to 7.5% per annum. Gazprombank may unilaterally, having provided 30 days prior notice, increase the interest rate if, inter alia, the CBR’s refinance rate increases.

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

The loan facility agreements also contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control provisions and cross-defaults relating to other debt.

The facility agreements are governed by Russian law.

Russian bonds

On June 21, 2006, we placed series 02 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FSFM and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Mechel Trading House. The bonds are due on June 12, 2013. The bonds bear a coupon to be paid on a semiannual basis. The interest rate for the first eight coupons was set at 8.4% per annum. The interest rate for the ninth and tenth coupons was set at 8.5% per annum. We set the interest rate for the following four coupons at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds before each such coupon period starts. Hence, the bondholders have an option to demand repurchase of the bonds at par value which is due on June 10, 2011. We will be obliged to repurchase such bonds on June 20, 2011. Bondholders are also entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay any coupon on any of our Russian bonds for more than 7 days or fail to repay the principal on any of our Russian bonds for more than 30 days, or when we default on or are required to redeem any of our Russian bonds.

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered by the FSFM and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The bonds are due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 19% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds before each such coupon period starts. Hence, the bondholders have an option to demand repurchase of the bonds at par value commencing on July 21, 2012. We will be obliged to repurchase such bonds on July 31, 2012. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand repurchase of the bonds. Bondholders are also entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our Russian bonds for more than 7 days or fail to repay the principal on any of our Russian bonds for more than 30 days, or when we default on or are required to redeem any of our Russian bonds. We are also entitled to redeem the bonds on July 26, 2012. The proceeds of the bond were used to fund the construction of the Elga mining complex.

On October 20, 2009, we placed series 05 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FSFM and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The bonds are due on October 9, 2018. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 12.5% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds before each such coupon period starts. Hence, the bondholders have an option to demand repurchase of the bonds at par value commencing on October 11, 2012. We will be obliged to repurchase such bonds on October 19, 2012. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand repurchase of the bonds. Bondholders are also entitled to demand early redemption of the bonds in same cases as described above with respect to series 04 bonds. We are also entitled to redeem the bonds on October 16, 2012. The proceeds of the bond were used to fund the construction of the Elga mining complex.

On November 13, 2009, we placed non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on November 9, 2012. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first four coupons was set at 12.5%, and we will be entitled to determine the interest rate for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds. The bondholders have an option to demand repurchase of the bonds at par value commencing on November 3, 2011. We will be obliged to repurchase such bonds on November 16, 2011. Bondholders are also entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds of the bond to optimize our credit portfolio by repaying in part the more expensive credit facilities we incurred earlier.

On March 16, 2010, we placed non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on March 12, 2013. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for all six coupons was set at 9.75%. Bondholders are entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds of the bond to optimize our credit portfolio by repaying more expensive short-term secured bank loans.

On April 28, 2010, we placed 5,000,000 non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on April 24, 2013. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for all six coupons was set at 9.75%. Bondholders are entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds of the bond to optimize our credit portfolio by repaying more expensive short-term secured bank loans.

On September 7, 2010, we placed series 13 and series 14 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FSFM and admitted to trading and listed at MICEX. The bonds are due on August 25, 2020. The bonds bear a coupon to be paid semi-annually. The interest rate for the first 10 coupons was set at 10.0% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we repurchase the bonds before each such coupon period starts. The bondholders have an option to demand repurchase of the bonds at par value commencing on August 27, 2015. We will be obliged to repurchase such bonds on September 4, 2015. Bondholders are entitled to demand early redemption of the bonds in the same cases as described above with respect to series 04 and series 05 bonds. We are also entitled to redeem the bonds on September 1, 2015. The proceeds of the bond were used to fund the construction of the Elga mining complex and other investment projects of the Group.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2010.

		Payments Due by Period
		Less Than			More Than
Contractual Obligations and Commercial Commitments	Total	1 Year	2-3 Years	4-5 Years	5 Years
	(In thousands of U.S. dollars)

Short-Term Borrowings and Current Portion of Long-Term Debt(1)	2,077,809	2,077,809	—	—	—
Long-Term Debt Obligations, Net of Current Portion(1)	5,240,620	—	3,142,075	2,032,556	65,990
Operating Lease Obligations	310,611	14,121	20,317	20,069	256,104
Purchase Obligations(2)	201,352	201,352	—	—	—
Restructured Taxes Payable	—	—	—	—	—
Asset Retirement Obligations(3)	56,220	7,004	10,231	5,271	33,715
Pension and Post Retirement Benefits(4)(5)	188,068	34,596	27,057	31,648	94,767
Short-term Finance Lease Obligations	49,665	49,665	—	—	—
Long-term Finance Lease Obligations	130,367	—	75,645	43,002	11,720
Contingent payment for Bluestone acquisition	21,999	—	21,999	—	—
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(6)	5,539,389	4,605,976	774,223	84,507	74,683
Estimated interest expense(7)	2,097,749	585,009	1,023,358	489,382	—
Estimated average interest rate(7)	—	7.3%	6.7%	5.8%	—

Total Contractual Obligations and Commercial Commitments	15,913,849	7,575,532	5,094,905	2,706,435	536,979

(1)	Does not include interest. Interest payable as of December 31, 2010 amounted to $5.5 million and $43 million for Short-Term Borrowings and Current Portion of Long-Term Debt and Long-Term Debt Obligations, Net of Current Portion, respectively. Interest payable is included in amount of $48.5 million in current period figure. In the year ended December 31, 2010, our interest expense was $558.4 million and we paid out $565.2 million in interest, net of amounts capitalized.

(2)	Accounts payable for capital expenditures.

(3)	See note 15 to our consolidated financial statements.

(4)	See note 16 to our consolidated financial statements.

(5)	Includes $153.5 million pension and post-retirement benefits due in more than one year.

(6)	See note 24 to our consolidated financial statements.

(7)	Interest expense is estimated for a five-year period based on (1) estimated cash flows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

We have also guaranteed the fulfillment of obligations to third parties under various debt and lease agreements. The maximum potential amount of future payments under these guarantees as of December 31, 2010 amounted to $7,226 million, of which $7,223 million related to guarantees given by us for our subsidiaries.

Commitments for capital expenditures were $2,877 million as of December 31, 2010. This amount includes our contractual commitment related to the construction of a rail branch line to the Elga coal deposit, which we have undertaken pursuant to the terms of our subsoil license for the Elga coal deposit. The total amount of commitments for capital expenditures under this contract is estimated to be $447 million, including

VAT, and is subject to adjustment. Capital commitments under this contract are expected to be fulfilled by December 2011, including the completion of the rail branch construction in 2011. This estimate of $447 million was derived from the amount of contractual obligations incurred pursuant to Yakutugol’s agreement for construction of the rail branch to the Elga coal deposit; this estimate is subject to change and does not include other capital expenditures that will be necessary to commence production in the Elga license area. For more information regarding capital expenditures related to development of the Elga license area, see “Item 4. Information on the Company — Mining Segment — Mineral reserves (coal, iron ore and limestone) — Coal.”

Inflation

Inflation in the Russian Federation was 8.8% in 2010, 8.8% in 2009 and 13.3% in 2008. Inflation has generally not had a material impact on our results of operations during the period under review in this section, as we were able to increase selling prices in line with increases in ruble-denominated costs. However, we cannot guarantee that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

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

Goodwill

Goodwill represents the excess of the consideration transferred plus the fair value of any non-controlling interests in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. For the acquisitions with the effective date before January 1, 2009, the excess of the fair value of net assets acquired over cost, called negative goodwill, was allocated to the acquired non-current assets (except for deferred taxes, if any) until they were reduced to zero. Since January 1, 2009, the excess of the fair value of net assets acquired over the fair value of consideration transferred, plus the fair value of any non-controlling interest should be recognized as a gain in consolidated statements of income and comprehensive income on the acquisition date. ASC 350 prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more likely than not result in impairment.

For the investees accounted for under the equity method, the excess of cost of the stock of those companies over our share of fair value of their net assets as of the acquisition date is treated as goodwill embedded in the investment account. Goodwill arising from equity method investments is not amortized, but tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more likely than not result in impairment.

As of December 31, 2010 and 2009, we reported goodwill of $988.8 million and $894.4 million, respectively. Based on the results of the impairment analysis of goodwill performed by us as of December 31, 2010, no impairment loss was recognized.

Non-controlling interest

Non-controlling interests in the net assets and net results of consolidated subsidiaries are shown under the “Non-controlling interests” and “Net income attributable to non-controlling interests” lines in the accompanying consolidated balance sheets and statements of income and comprehensive (loss) income, respectively. Losses attributable to our group and the non-controlling interests in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable to our group and the non-controlling interests, are to be attributed to those interests. That is, the non-controlling interests continue to be attributed to their share of losses even if that attribution results in a deficit non-controlling interest balance.

Prior to our adoption of FASB ASC 810, “Consolidation” (“ASC 810”) on January 1, 2009, we recognized 100% of losses for majority-owned subsidiaries that incurred losses, after first reducing the related non-controlling interests’ balances to zero, unless minority shareholders were committed to fund the losses. Further, when a majority-owned subsidiary becomes profitable, we recognize 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, we recognize profits in accordance with the underlying ownership percentage.

Principles of variable interest entity consolidation

Effective January 1, 2010, the group adopted required changes to consolidation guidance for variable interest entities that require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. These changes to the consolidation guidance defined the primary beneficiary of a variable interest entity as the enterprise that has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity, or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. In addition, the required changes provide guidance on shared power and joint venture relationships, remove the scope exemption for qualified special purpose entities, revise the definition of a variable interest entity, and require additional disclosures.

The adoption of the above mentioned changes to consolidation guidance did not have impact on the consolidated financial statements of the group. The group does not have significant consolidated variable interest entities.

Reporting and functional currencies

We have determined our reporting currency to be the U.S. dollar. The functional currencies for our Russian, Romanian, Kazakh, German, Lithuanian, Bulgarian, Ukrainian, Czech, Serbian, Turkish and Hungarian subsidiaries are the Russian ruble, the Romanian lei, the Kazakh tenge, Euro, the Lithuanian lit, the Bulgarian lev, the Ukrainian hryvnia, the Czech koruna, the Serbian dinar, the Turkish lira and the Hungarian forint, respectively. The U.S. dollar is the functional currency of our other international operations.

The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income. Our foreign subsidiaries translate their functional currencies into U.S. dollars using the current rate method as prescribed by FASB ASC 830, “Foreign Currency Matters”, (“ASC 830”) for all periods presented.

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

In 2008, the group established a policy, according to which the group would engage independent mining engineers to review its proven and probable reserves at least every three years unless circumstances or additional factors warrant an additional analysis. This policy does not change the group’s approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers. The group engaged independent mining engineers to estimate the group’s proven and probable reserves as of December 31, 2010, but not as of December 31, 2009, except for those related to newly acquired subsidiaries. The group’s proven and probable reserve estimates as of that date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

Our management evaluates our estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2010 and 2009, the carrying amount of our mineral licenses amounted to $4,971.7 million and $5,133.1 million, respectively.

Intangible assets

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to sixteen years. Indefinite-lived intangibles are evaluated annually for impairment or when indicators exist indicating such assets may be impaired. Such evaluation assumes determination of fair value of intangible assets based on a valuation model that incorporates expected future cash flows and profitability projections.

Retirement benefit obligations

Our Russian subsidiaries are legally obligated to make defined contributions to the Russian Pension Fund, managed by the Russian Federation Social Security (a defined contribution plan financed on a pay-as-you-go basis). Our contributions to the Russian Pension Fund relating to defined contribution plans are charged to income in the year to which they relate.

In 2009 contributions to the Russian Pension Fund, together with other social contributions, were included within a unified social tax (“UST”), which was calculated by the application of a regressive rate from 26% (applied to the portion of the annual gross salary below 280,000 rubles) to 104,800 rubles “plus” 2% (applied to the portion of annual gross salary exceeding 600,000 rubles) to the annual gross remuneration of each employee. UST was allocated to three social funds (including the Russian Pension Fund), where the rate of contributions to the Russian Pension Fund varies from 14% (applied to the portion of the annual gross salary below 280,000 rubles) to 56,800 rubles (applied to the portion of annual gross salary exceeding 600,000 rubles). Contributions to the Russian Pension Fund for the years ended December 31, 2010, 2009 and 2008 were $134.6 million, $75.2 million and $102.8 million, respectively.

In 2010, some changes were introduced to the Russian tax legislation. The UST was replaced by direct insurance contributions to the national extra-budgetary funds. In 2010 the total rates of social contributions were 26%: contributions to the Russian Pension Fund amount to 20% of the annual gross salary of each employee, contributions to the Fund of obligatory medical insurance amount to 3.1% and contributions to the Social Insurance Fund amount to 2.9%. These rates apply to the part of the annual gross salary below 415,000 rubles for each employee. Annual gross salaries exceeding that amount are non-taxable.

In 2011, the contribution to the Russian Pension Fund and Fund of obligatory medical insurance will be further increased to 26% and 5.1%, respectively. These tariffs will apply to the part of annual gross salary below 463,000 rubles. Annual gross salaries exceeding that amount are non-taxable.

In addition, we have a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. We account for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of income and comprehensive income, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan. Our obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at year end on highly rated long-term bonds.

Our U.S. subsidiaries adopted FASB ASC 715, “Compensation-Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from the date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated post-retirement benefit obligation (“APBO”) was recognized at the acquisition of the U.S. subsidiaries on May 7, 2009. The APBO represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement disclosed in note 16 of our consolidated financial statements.

Pension and Post-Retirement Benefit obligations and the results of sensitivity analysis of Pension and Post-Retirement Benefit obligations as of December 31, 2010 are disclosed in the note 16 to our consolidated financial statements.

Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria are not met as the selling price is subject to adjustment based upon the market prices. Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated income statement until the price becomes fixed and determinable, which typically occurs when the price is settled with the end-customer. In certain foreign jurisdictions (e.g. Switzerland), the group generally retains title to goods sold to end-customers solely to ensure the collectability of its accounts receivable. In such instances, all other sales recognition criteria are met, which allows the group to recognize sales revenue in conformity with underlying sales contracts.

Revenue is recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

Revenues are inflows from sales of goods that constitute ongoing major operations of the group and are reported as such in the consolidated statement of comprehensive income. Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of comprehensive income.

The group is involved in re-selling goods and services produced or rendered by other entities. Revenues are reported based on the gross amount billed to the customer when the group has earned revenue as a principal from the sale of goods or services, or the net amount retained (that is, the amount billed to the customer reduced by the amount billed by the supplier) when the group has earned a commission or fee as an agent. The group evaluates the relevant facts and circumstances and takes into consideration the following factors in determining whether to recognizes revenue on a gross basis: (1) the group is the primary obligor in the arrangement; (2) the group has general inventory risk including customer returns; (3) the group has latitude in establishing price; (4) the group changes the product or performs part of the service; (5) the group has discretion in supplier selection; (6) the group is involved in the determination of product or service specifications; (7) the group has physical loss inventory risk; (8) the group has credit risk. Otherwise, revenues are reported net when the group performs as an agent or a broker without assuming the risks and rewards of ownership of goods. The evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. This accounting policy of reporting revenue gross as a principal versus net as an agent has no effect on gross profit, income from continuing operations, before taxes, or net income.

In the situation when the group act as a supplier and as a buyer with the same counterparty, the group analyzes the respective purchase and sales agreements to identify whether these transactions were concluded in contemplation with each other and, therefore, should be combined for accounting purposes deferring the revenue recognition to the point when the earnings process has culminated.

In the power segment (see note 23), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

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

Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves, for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes (grade and/or quality are computed from the results of detailed sampling) and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves, for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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

Mining assets and processing plant and equipment are those assets, including construction-in-progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (refer to note 2(k) of our consolidated financial statements), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date.

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

Long-lived assets impairment, including definite-lived intangibles and goodwill

We follow the requirements of ASC 360 “Property, Plant and Equipment”, which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and ASC 350, “Intangibles-Goodwill and Other”, with respect to impairment of goodwill and intangibles. We review the carrying value of our long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by ASC 360 and ASC 350. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our internal engineers. Recoverable minerals refer to the estimated amount that will be obtained from proven and probable reserves. Estimated future cash flows are based on our assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the impairment testing.

ASC 350 prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs that could potentially lead to the impairment, i.e., a significant decline in selling prices, production volumes or operating margins. Under ASC 350, goodwill is assessed for impairment by using the fair value based method. We determine fair value by utilizing discounted cash flows. The impairment test required by ASC 350 for goodwill includes a two-step approach. Under the first step, companies must compare the fair value of a “reporting unit” to its carrying value. A reporting unit is the level, at which goodwill impairment is measured and is defined as an operating segment or one level below it if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired.

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

When performing impairment tests, we use assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs, as well as capital expenditures and working capital requirements during the forecasted period. We estimate discount rates using after-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on our growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. While impairment of long-lived assets does not affect reported cash flows, it does result in a non-cash charge in the consolidated statements of income and comprehensive income, which could have a material adverse effect on our results of operations or financial position.

We performed an impairment analysis of long-lived assets, including definite-lived intangibles and goodwill at all our major subsidiaries as of December 31, 2010. Cash flow forecasts used in the test were based on the assumptions as of December 31, 2010. The forecasted period for our non-mining subsidiaries was assumed to be seven years to reach stabilized cash flows, and the value beyond the forecasted period was based on a terminal growth rate of 2.5%. For our mining subsidiaries the forecasted period was based on the remaining life of the mines. Cash flow projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2010-2017, which were used in cash flow projections, were as follows:

Region	2011	2012	2013	2014	2015	2016	2017

Russia	9%	8%	7%	6%	6%	6%	6%
United States	3%	3%	3%	2%	2%	2%	2%
Europe	2%	2%	2%	2%	2%	2%	2%
Romania	4%	4%	4%	4%	4%	4%	4%
Bulgaria	4%	4%	4%	4%	4%	4%	4%
Kazakhstan	9%	8%	7%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flow projections we used similar discount rates for Russia, Eastern Europe and Kazakhstan, assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2010 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2011	2012	2013	2014	2015	2016	2017

Discount rate	12.68%	12.27%	11.79%	11.38%	10.97%	10.55%	10.14%

Based on the results of the impairment analysis of long-lived assets, including our impairment analysis of definite-lived intangibles and goodwill performed for all major subsidiaries as of December 31, 2010, no impairment loss was recognized.

Based on the sensitivity analysis carried out as of December 31, 2010, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that we would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	a 1.6% point decrease in future planned revenues;

•	a 0.6% point increase in discount rates for each year within the forecasted period;

•	a 1% point decrease in cash flows growth rate after the forecasted period.

We believe that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

Finance lease

The cost of equipment acquired under the capital (finance) lease contracts is measured at the lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet at the measured amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review as described in note 2(n) to our consolidated financial statements. Capital lease liabilities are divided into long-term and current portions based on the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included into depreciation charge for the period.

Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. We review the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, we apply specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectability of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written off against provision or charged off to operating expenses (if no provision was created in previous periods). Our standard credit terms are 30 days in Russia and Western Europe, and vary from 30 to 60 days in the U.S. We establish extended credit terms for related parties customers which may vary from 30 to 180 days. The group monitors collectability of accounts receivable including those from its related parties on an ongoing basis primarily through review of the accounts receivable aging to determine whether accounts receivable are a concern.

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

Market value is the estimated price, at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale. We determine market value of inventories for a group of items of inventories with similar characteristics. The term “market” means current replacement cost not to exceed net realizable value (selling price less reasonable estimable costs of completion and disposal) or be less than net realizable value adjusted for a normal profit margin. Market value for each group is compared with an acquisition/manufacturing cost, and the lower of these values is used to determine the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of income and comprehensive income. When inventories are written down below cost at the close of a fiscal year, such reduced amount is considered the cost basis for subsequent purposes.

As of December 31, 2010 and 2009, the write-down of inventories to their net realizable value was $52.8 million and $70.7 million, respectively. The most significant decrease in the write-down of inventories is attributable to the steel segment in the amount of $16.0 million. It is caused by the fact that during the year ended December 31, 2010 we mostly sold inventories that had been previously written down to the net realizable value.

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

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Unrecognized income tax benefits of $4.3 million, including interest and penalties of $0.7 million, as of December 31, 2010, and $17.2 million, including interest and penalties of $7.9 million, as of December 31, 2009, were recognized by us in the accompanying consolidated balance sheets.

Taxes represent our provision for profit tax. During 2008, income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 30% in Kazakhstan, and at 40.5% in the United States. Our subsidiaries incorporated in Liechtenstein and the British Virgin Islands are exempt from profit tax. In November 2008, the tax legislation of Russia was amended to decrease Russian statutory income tax rate from 24% to 20% starting from January 1, 2009. Therefore, during 2009-2010, income tax was calculated at 20% of taxable profit in Russia. In addition, in December 2008 and November 2009, the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009-2012, 17.5% in 2013, 15% in 2014 and thereafter. However, in 2010, new amendments in the tax legislation of Kazakhstan resulted in an increase in the statutory tax rate back to 20% for 2013 and thereafter. The changes in income tax rates are effective from January 1 in each of the respective years.

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

We record liabilities for potential tax deficiencies. These liabilities are based on management’s judgment of the risk of loss. In the event that we were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority), an adjustment to the liability would be recorded through income in the period such determination was made. See “Item 8. Financial Information — Litigation” for a description of various contingencies.

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

Shipping and handling costs

We classify all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $918.2 million, $689.8 million and $842.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2010, 2009 and 2008, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of the ASC 715. In accordance with ASC 715, we recognize actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2010, and 2009, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses. Accumulated other comprehensive (loss) income is comprised of the following components:

	December 31,	December 31,
	2010	2009
	(In millions of U.S. dollars)

Cumulative currency translation adjustment	(239.8)	(215.8)
Unrealized losses on available-for-sale securities	(0.9)	(5.8)
Pension adjustments	39.7	49.2

Total accumulated other comprehensive (loss) income	(201.0)	(172.4)

Stock-based compensation

We apply the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2010, 2009 and 2008, we did not enter in any employee stock-compensation arrangements.

Segment reporting

According to FASB ASC 280, “Segment Reporting” (“ASC 280”), segment reporting follows our internal organizational and reporting structure. Our operations are presented in four business segments as follows:

•	Mining segment, comprising production and sales of coal (metallurgical and steam), iron ore and coke, which supplies raw materials to the steel, ferroalloys and power segments and also sells substantial amounts of raw materials to third parties;

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings and wire products;

•	Ferroalloy segment, comprising production and sales of ferronickel, ferrochrome and ferrosilicon, which supplies raw materials to the steel segment and also sells substantial amounts of raw materials to third parties; and

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity, gas and heat power to the mining, steel and ferroalloys segments.

Financial instruments

The carrying amount of our financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2010 and 2009. For long-term borrowings, the difference between fair value and carrying value is shown in note 14 to our consolidated financial accounts. We have determined, using available market information and appropriate valuation methodologies, such as discounted cash flows, the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of our debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for us to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of our instruments. Therefore, such investments are recorded at cost.

Guarantees

In accordance with FASB ASC 460, “Guarantees” (“ASC 460”), the fair value of a guarantee is determined and recorded as a liability at the time when the guarantee is issued. The initial guarantee amount is subsequently re-measured to reflect the changes in the underlying liability. The expense or re-measurement adjustments are included in the related line items of the consolidated statements of income and comprehensive (loss) income, based on the nature of the guarantee. When the likelihood of performing on a guarantee becomes probable, a liability is accrued, provided it is reasonably determinable on the basis of the facts and circumstances at that time.

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

Derivative instruments and hedging activities

We recognize our derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2010, 2009 and 2008, we did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument we hold is recognized currently in income. There were no significant gains or losses related to the change in the fair value of derivative instruments included in the net foreign exchange gain (loss) in the accompanying consolidated statements of income and comprehensive (loss) income for each of the three years in the period ended December 31, 2010. There were no foreign currency forward and options contracts outstanding as of December 31, 2010 and 2009.

Investments

We recognize all our debt and equity investments in accordance with FASB ASC 320, “Investments — Debt and Equity Securities” (“ASC 320”). At acquisition, we classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date we reassess appropriateness of the classification.

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

Available-for-sale securities

Investments (debt or equity), which are not classified as held-to-maturity or trading, are classified as available-for-sale. Change in their fair value is reflected in other comprehensive income.

Recoverability of equity method and other investments

Our management periodically assesses the recoverability of the group’s equity method and other investments. For investments in publicly traded entities, readily available quoted market prices are an indication of the fair value of the investments. For investments in non-publicly traded entities, if an identified event or change in circumstances requires an evaluation, management assesses their fair value based on valuation techniques including discounted cash flow estimates or sales proceeds, external appraisals and market prices of similar investments as appropriate.

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

Recently Issued Accounting Pronouncements

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Following the Codification, FASB no longer issues new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it issues Accounting Standards Updates, or ASUs, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) that amends the FASB’s Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASU 2010-06 requires separate disclosure of significant transfers between Level 1 and Level 2 fair value measurement inputs and a description of the reasons for the transfers. Additionally, the entity is required to present separately information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation for fair value measurements using Level 3 inputs. ASU 2010-06 also clarifies that the fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial position. The entity also is required to provide information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring instruments classified as either Level 2 or Level 3. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value measurements that are effective for interim and annual periods beginning after December 15, 2010. We adopted ASU 2010-06 as of January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements that will be adopted as of January 1, 2011. The adoption of ASU 2010-06 did not have a material effect on our financial position, results of operations or cash flows.

Subsequent Events

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”). ASU 2010-09 amends ASC 855,

“Subsequent Events” (“ASC 855”), removing the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated both in issued and revised financial statements. ASU 2010-09 is effective upon issuance. The adoption of ASU 2010-09 did not have a material impact on our financial position, results of operations or cash flows.

Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”). The disclosures will provide financial statement users with additional information about the nature of credit risks inherent in entities’ financing receivables, how credit risk is analyzed and assessed when determining the allowance for credit losses and the reasons for the change in the allowance for credit losses. ASU 2010-20 also introduces a new terminology; in particular, the term “financial receivables”. In January, 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20”, where the effective date of the amendments related to the disclosures as of the end of a reporting period about troubled debt restructurings for public entities, issued in ASU 2010-20, was deferred and anticipates to be effective for interim and annual periods ending after June 15, 2011. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. We will adopt ASU 2010-20 in 2011 and do not expect that it will have a material impact on our financial position and results of operations.

Intangibles — Goodwill and Other

In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. We will initially adopt ASU 2010-28 in 2011 and does not expect ASU 2010-20 to have a material impact on the Group’s financial position and results of operations.

Pro Forma Information for Business Combinations

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combining business as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period only. The amendments in ASU 2010-29 also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. We will initially adopt ASU 2010-29 for the 2011 annual reporting and do not expect it to have a material impact on our financial position and results of operations.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on our financial position, results of operations or cash flows.

Trend Information

Since the beginning of global financial crisis in the third quarter of 2008, world steel producers and miners effectively adjusted their production to the new level of demand. This prevented the market from experiencing a huge oversupply, and reduced the depth and the length of the fall in market prices and buying activity. Another positive factor for the industry is a steady growth of Chinese demand, which partially mitigated the fall in demand in other regions. China continues to increase its steel production and consumption at a high rate, absorbing excessive steelmaking raw materials from global markets.

We observed the signs of demand recovery in the second half of 2009 and continuing in 2010, since many miners and steelmakers worldwide have restarted their idled capacities. In 2010 we experienced improvement in steel demand on mature markets, like the United States and Europe, which were severely affected by the crisis and showed no signs of improvement during 2009. Steel demand and production recovery in 2010 was rather sharp with global figures exceeding pre-crises levels.

Demand

Mining.  The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. The demand for internationally traded coking coal fell in 2009 due to the global recession. In 2010 demand returned to pre-crisis levels due to stable import growth from China and recovery of developed economies after the crises. Global metallurgical coal import increased by 20.6% in 2010, according to AME.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. Global internationally traded steam coal demand varied insignificantly in 2009 compared to 2008, decreasing by 0.4%, according to AME. In 2010 global steam coal import increased by 4.6%, according to AME.

Demand for internationally traded iron ore rose in 2009 against 2008 due to the surge in imports from China by 5.6%, according to AME. Global import demand for iron ore in 2010 has risen 10.6% due to demand increase from developed countries, according to AME.

Steel.  Russia is our single largest market for steel products. In 2008 Russian rolled steel consumption totaled to 38.4 million tonnes, according to Metal Expert. In 2009, rolled steel consumption in Russia fell by 28.9% to 17.3 million tonnes, according to Metal Expert. In 2010 Russian rolled steel consumption almost returned to pre-crisis level. It grew by 37.7% and reached 37.6 million tonnes, according to Metal Expert.

We expect that Russia’s domestic steel consumption will continue to grow in 2011.

The volume of steel products exports from Russia experienced a 9.2% decline in 2010 and amounted to 27.3 million tonnes, according to Metal Expert. We believe that our Russian steel products will retain competitiveness in the markets outside Russia in 2011, due to a better position on the cost curve.

Imports of steel increased 54.6% year on year in 2010 to 5.1 million tonnes, due to increased consumption, according to Metal Expert. Imported steel comprised only 13.7% of the Russian steel market, according to Metal Expert. We expect imports will slightly increase in 2011, due to growing Russia’s steel consumption. But the share of imported steel in the Russian steel market will stay relatively stable.

Ferroalloys.  Demand for nickel and ferrochrome grew substantially in 2010 not only in China and other Asian countries, but also in developed regions, driven by the increase in stainless steel production. Global stainless steel production grew by 24.2% in 2010, according to CRU. Nickel supply was tight most of 2010, especially in the first half of the year. This led to the decrease in London Metal Exchange (LME) nickel stocks by 13.6% by the end of 2010, according to CRU. Ferrochrome supplies to the market in 2010 were also limited; production was insufficient in the first half of the year. In the second half of 2010 ferrochrome producers increased supplies to the market at a faster pace than consumption growth, which resulted in increased ferrochrome market stocks by the end of 2010. We expect that stainless steel production in all regions will continue to improve in 2011, which will lead to an increase in demand for nickel and ferrochrome.

Global ferrosilicon demand grew by 7.8% in 2010, on the back of the general increase in steel production. Global steel production increased by 16.7% in 2010, according to the World Steel Association. Production grew in most regions; the largest increase in crude steel production volumes took place in Asia, the European Union and North America, according to the World Steel Association. We expect that the ferrosilicon market will see further increase in demand in 2011, since we expect continued growth in steel production in the most regions of the world.

Power.  In 2010, the increase in electricity output of our Russian generating enterprises was 15%. Heat energy generated for sale increased by 13%.

In January 2010, the production of electricity by our generating enterprises increased by 4%, and heat energy by 8%, compared to January 2009.

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

Sales

Mining.  Overall, we expect sales volumes of our mining segment to grow in 2011, due to an increase in demand in the Asian markets. We expect domestic sales of our mining products to increase due to increased demand. Export sales are also expected to increase, since we are strategically diversifying our sales geography. We believe that our policy of concluding long-term contracts for coal and iron ore concentrate sales strengthens our relationship with our customers and gives us long-term presence in both the domestic and export markets.

Steel.  Our steel segment sales volumes are expected to increase in 2011 due to an increase in demand for steel. During 2010, Mechel-Service, a steel sales subsidiary of Mechel Service Global in Russia, continued its program of expanding its sales network, enhancing its product portfolio and extending the range of its services and enlarging its client base. Mechel-Service has offices in 46 cities in Russia. In 2010, a line of welded reinforcing mesh production started operating at designed capacity in the Moscow region. We are planning to acquire additional units in order to increase production volumes. In total sales volumes shares of such products as cold rolled reinforcing wire, pipe rolled products, structural shapes, stainless rolled products, high-quality rolled steel products and wire products are steadily increasing. In 2010, Mechel-Service continued expansion of its own truck fleet to improve the quality of service for end users. We believe that our strategy of expanding our own distribution network of steel sales, expanding our product portfolio and developing customer services will improve our market position and will provide us with greater stability in steel sales.

Ferroalloys.  We expect sales volumes of our ferroalloys segment, specifically ferrochrome and ferronickel, to increase in 2011. Domestic sales are expected to increase due to growth of consumption. In addition, we expect an increase in exports of our ferroalloy products, widening our geographic market coverage and increasing sales volumes to traditional export markets.

Power.  In 2011, we expect an increase in the sales of our power segment due to increased end-user demand from industrial enterprises. At the same time, consumption by small and mid-sized businesses and households, who are also customers of power and heat-supply companies, will not change significantly. We plan to expand our distribution channels, building a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio, will allow us to avoid a sharp fall in power segment sales.

Inventory

Overall, our inventory increased by $830.8 million, or 80%, to $1,866.6 million as of December 31, 2010, from $1,035.8 million as of December 31, 2009. The increase was mainly due to growing production volumes in 2010 compared to 2009, the year of the global downturn, and the corresponding decrease in demand and efficient usage of available inventories of stock during 2009 along with a reduction of purchase prices and the depreciation of the ruble.

Costs

Mining.  Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2011 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2011 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel.  Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2011 as a result of maintaining production volumes and achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The increasing use of continuous casters should provide both efficiency and production increases.

Ferroalloys.  We expect electricity and natural gas expenses to increase in 2011, which will lead to an increase in the power cost component of our ferroalloys production cost structure. At the same time, we are planning to conduct a number of activities related to the reconstruction of smelting furnaces. We believe that implementation of these activities aimed at improving technical and economic performance and reducing expenses will enable to achieve a stabilization of our ferroalloys production costs.

Power.  We expect that in 2011 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas and coal, as well as some ancillary materials. However, we intend to maintain strict control over costs, which should enable us to cut expenditure by reducing the fixed-expense component of our production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions. We have given special attention to high-priority financial and operating activities, including technical refurbishment, development of existing capacities and installation of new power generation capacity at our production facilities.

The increase in sales volumes despite the potential increase in weighted average cash expenses per product unit across our segments may positively affect our financial results in 2011 in comparison with those in 2010.

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

Item 6.	Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

Name	Year of Birth	Position

Igor V. Zyuzin(4)	1960	Chairman and Director
Alexander E. Yevtushenko(1)(3)	1947	Director
Vladimir A. Polin	1962	Director
Valentin V. Proskurnya(4)	1945	Director
Roger I. Gale(1)(2)(3)	1952	Director
A. David Johnson(1)(2)(4)	1937	Director
Serafim V. Kolpakov(1)(3)(4)	1933	Director
Igor S. Kozhukhovsky(1)(4)	1956	Director
Vladimir V. Gusev(1)(2)(3)	1945	Director

(1)	Independent Director under applicable New York Stock Exchange regulations and Russian regulations.

(2)	Member of the Audit Committee of the Board of Directors.

(3)	Member of the Committee on Appointments and Remuneration.

(4)	Member of the Committee on Investments and Strategic Planning.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 and until July 2010 and Chairman of our Management Board from September 2007 and until July 2010. He served as the Chairman of our Board of Directors from March 2003, when Mechel was founded, until December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin also serves as the Chairman of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since May 1999, and has served as a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and as a member of the Board of Directors of Yakutugol since October 2007. Mr. Zyuzin has also served as the Chairman of the Board of Directors of Mechel Mining a position he has held since May 2008. Mr. Zyuzin has over 24 years of experience in the coal mining industry and holds a degree in coal mining from Tula Polytechnic Institute. Mr. Zyuzin also has a degree in coal mining engineering economics and a doctorate in coal mining technical sciences. Mr. Zyuzin beneficially owns 66.76% of our common shares and 1.31% of the common shares of Mechel Mining.

Alexander E. Yevtushenko has been a member of our Board of Directors since June 2004. He served as the Chairman of our Board of Directors from July 2009 until July 2010. From 2001 to 2004, Mr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of the Inter-State Eurasian Association of Coal and Metals. From 1991 to 1999, Mr. Yevtushenko was First Deputy Fuels and Energy Minister of the Russian Federation. From 1973 to 1991, he worked in various positions, including as General Director of the Raspadskaya Mine in the Kuzbass region, the Soviet Union’s largest coal mine. Mr. Yevtushenko graduated from the Siberian Metallurgical Institute with a degree in mining engineering. He has a doctorate in engineering and is a member of the Academy of Mining Sciences of Russia. Mr. Yevtushenko is the author of more than 50 scientific publications, including Mineral Resources of the Coal Industry of Russia, a study for which he was awarded the Science and Technology Prize by the Russian government in 2002. He has received a number of governmental awards, including the title of Honorable Miner of the Russian Federation in 1997.

Vladimir A. Polin has been a member of our Board of Directors since June 2007. He is the Director of Aluminium Division East of Rusal Global Management B.V. ZAO, a position he has held since July 2010. From December 2008 to June 2010 he served as Senior Vice President of Mechel OAO. From June 2006 to December 2008 Mr. Polin served as Chief Executive Officer of Mechel-Steel Management. From July 2003 to June 2006, he was our Senior Vice President for Production and Technical Policy. From February 2002 until

June 2003, Mr. Polin served as the First Deputy General Director of our Beloretsk Metallurgical Plant. From September 2001 until July 2002, Mr. Polin served as Head of Sales of our Chelyabinsk Metallurgical Plant. Mr. Polin has almost 27 years of operational and management experience in the manufacturing and marketing of steel products, and holds a degree in metallurgy from Chelyabinsk Polytechnic University. Mr. Polin beneficially owns 0.002% of our common shares.

Valentin V. Proskurnya has been a member of our Board of Directors since March 2003. From July 2007 to July 2009 he served as the Chairman of our Board of Directors. From May to December 2003, Mr. Proskurnya was the Director of Economics at Mechel Trading House. From 2001 to 2005, Mr. Proskurnya was a member of the Board of Directors of Chelyabinsk Metallurgical Plant. From 1999 to 2005, he was a member of Board of Directors at Southern Kuzbass Coal Company. Mr. Proskurnya has over 38 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economics from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the “Miner’s Glory” order by the Russian government. In addition, the Russian President awarded him the title of Honorable Economist of the Russian Federation.

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

Igor S. Kozhukhovsky has been a member of our Board of Directors since June 2008. Mr. Kozhukhovsky is currently a member of the Board of Directors of, and the General Director of, APBE ZAO and Management ZAO APBE ZAO, companies engaged in the energy sector. From 2000 to 2008, Mr. Kozhukhovsky was head of a department of UES. From 1997 to 1999, he was Deputy Minister of Fuel and Energy of the Russian Federation. Mr. Kozhukhovsky has degrees in Metallurgical Industrial Engineering and Mining Electrical Engineering from the Siberian Metallurgical Institute. He also has a doctorate in economics.

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

All of our current directors were elected on June 30, 2010, and their terms expire on the date of our next annual shareholders’ meeting, which will take place not later than June 30, 2011. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

Executive Officers

Name	Year of Birth	Position

Evgeny V. Mikhel	1974	Chief Executive Officer, Chairman of Management Board
Alexey G. Ivanushkin	1962	Chief Executive Officer of Oriel Resources Ltd., Director of Oriel Resources Ltd. Moscow Representative Office
Victor A. Trigubko	1956	Senior Vice President-Government Relations
Mukhamed M. Tsikanov	1955	Senior Vice President-Economics and Management, Member of Management Board
Stanislav A. Ploshchenko	1976	Senior Vice President-Finance, Member of Management Board
Andrey D. Deineko	1953	Chief Executive Officer of Mechel-Steel Management, Member of Management Board
Boris G. Nikishichev	1946	Chief Executive Officer of Mechel Mining Management, Member of Management Board
Irina N. Ipeyeva	1963	Director of Legal Department, Member of Management Board
Elena V. Selivanova	1962	Vice President for Human Resources and Social Policy, Member of Management Board
Sergey V. Zorin	1970	Chief Executive Officer of Mechel-Energo
Oleg V. Korzhov	1970	Vice President for Business Planning and Analysis, Member of Management Board
Gennady A. Ovchinnikov	1951	Chief Executive Officer of Mechel Ferroalloys Management, Member of Management Board
Alexander S. Starodubov	1946	Chief Executive Officer of Mecheltrans Management, Member of Management Board
Alexander V. Shmokhin	1942	Chief Executive Officer of Mechel Mining
Alexander S. Proskurin	1962	Chief Executive Officer of Mechel Trading House, Member of Management Board
Sergey N. Shuvalov	1974	Director of Treasury Operations Department, Member of Management Board
Mikhail L. Urvantsev	1969	Vice President for Commercial Activities

Evgeny V. Mikhel has been our Chief Executive Officer and Chairman of our Management Board since July 2010. Before that he was our First Deputy Chief Executive Officer from April 2009. From September 2007 to April 2009, he was our Vice President — Legal Matters and Director of the Legal Department. From July 2006 to September 2007, he was Director of our Government Relations Department. From February to July 2006, Mr. Mikhel held the position of Chief Counsel and Director of the Department of Judicial Protection and Legal Regulation. From July 2002 to June 2003, Mr. Mikhel worked as Deputy General Director for Legal Matters. From May 2000 through July 2002, he was a legal adviser in the Bureau of Civil Law Disputes and Support of International Economic Activity, as well as head of the Department of Litigation and Enforcement of Court Orders of Chelyabinsk Metallurgical Plant. From November 1998 to May 2000, Mr. Mikhel worked in the Chelyabinsk branch of Sberbank as the head legal adviser. From September through November 1998, he worked as legal adviser in the Traktorzavodskoye Municipal Enterprise. Mr. Mikhel has a law degree from the Urals State Law Academy.

Alexey G. Ivanushkin has been Chief Executive Officer of Oriel Resources Ltd. since April 2009 and Director of Oriel Resources Ltd. Moscow Representative Office since February 2009. He has served as a member of the Board of Directors of Oriel Resources Ltd. since October 2008. He was a member of our Board of Directors from March 2003 until July 2009 and served as our Chief Operating Officer from January 2004 to February 2009. Mr. Ivanushkin served as Mechel’s Chief Executive Officer from March 2003 until January 2004. Mr. Ivanushkin also served as the Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2002 to 2009. From June 2004 to October 2004 he served as General Director of Southern Kuzbass Coal Company. From December 1999 to April 2002, Mr. Ivanushkin served as the General Director of Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was the director of the ferrous metals and ferroalloy department of the Moscow office of Glencore International. From 1984 to 1992, Mr. Ivanushkin worked as an economist in the foreign trade department of the Ministry of Foreign Trade and the Ministry of Foreign Economic Relations of the Soviet Union. Mr. Ivanushkin graduated from the Moscow State University of Foreign Relations (MGIMO) with a degree in economics and international affairs. Mr. Ivanushkin beneficially owns 0.03% of our common shares.

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

Mukhamed M. Tsikanov has been our Senior Vice President — Economics and Management since January 2008 and a member of our Management Board since March 2009. Previously, he was Acting General Director of Yakutugol from October 2007 to January 2008. He has served as the Chairman of the Board of Directors of Mecheltrans since April 2009. From September 2005 to October 2007, Mr. Tsikanov worked as the General Director of Elgaugol. From 2004 to 2005, he was Senior Vice President of Yukos-Moscow OOO.  From 2000 to 2005, he was Deputy Minister of Economic Development and Trade of the Russian Federation. From 1997 to 2000, he was Deputy Minister of Economy of the Russian Federation. From January to August 1997, Mr. Tsikanov was the First Deputy Head of the Administrative Program for Economic Stabilization and Development of the Kabardino-Balkarian Republic. From March 1993 to 1997, he was Minister of Economy of the Kabardino-Balkarian Republic. Prior to that, Mr. Tsikanov worked in various scientific institutes of the Academy of Sciences of the USSR and Russia from 1977 to 1993. Mr. Tsikanov holds a doctorate in economics.

Stanislav A. Ploshchenko has been our Senior Vice President — Finance since April 2009 and a member of our Management Board since September 2007. From July 2007 to April 2009, he served as our Chief Financial Officer. He was our Deputy Chief Financial Officer from April 2007 to July 2007 and Deputy

Treasurer from June 2006 to April 2007. From June 2001 to June 2006, he worked for Commerzbank AG and Commerzbank (Eurasia) ZAO. His last position at Commerzbank was head of the steel and mining industry group of the Corporate Clients Department of Commerzbank (Eurasia) ZAO. From 1995 to 1996, Mr. Ploshchenko worked as an auditor for Bank’s Audit Service OOO. Mr. Ploshchenko holds a masters degree in international securities investment and banking from the ISMA Centre at the University of Reading (U.K.), a bachelors degree in international finance and trade from the University of Portsmouth (U.K.) and a specialist diploma in international economics from the Finance Academy under the Government of the Russian Federation.

Andrey D. Deineko has been Chief Executive Officer of Mechel-Steel Management since December 2008 and a member of our Management Board since March 2009. From January 2008 to December 2008 he was Steel Division Director of Mechel-Steel Management. Previously, he held the position of Director of the Department of Industry in the Russian Ministry of Industry and Energy from 2005 to 2007, having been Deputy Director of this Department from 2004 to 2005. He was Director of the Department of Industrial and Innovative Policy in Metallurgy in the Russian Ministry of Industry and Science from 2002 to 2004. From 1999 to 2002, he was Deputy General Director of Oskol Electrometallurgical Plant. He held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company from 1998 to 1999 and Head of Supply Division of Zapad-Elite from 1997 to 1998. From 1976 to 1997, he held various positions at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy, the last position being Deputy Director. He has been awarded the title of Honorable Metallurgist. Mr. Deineko graduated from the Moscow Institute of Steel and Alloys with a degree in engineering, and obtained his post-graduate degree in technical sciences from the same institute.

Boris G. Nikishichev has been Chief Executive Officer of Mechel Mining Management since August 2009 and a member of our Management Board since September 2009. He was our Vice President for Mining from July 2009 to June 2010. He has also served as a member of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since June 2006, as a member of the Board of Directors of Korshunov Mining Plant, a position he has held since June 2007, as a member of the Board of Directors of Port Posiet, a position he has held since May 2007, as a member of the Board of Directors of Mecheltrans, a position he has held since July 2007, as a member of the Board of Directors of Mechel Mining, a position he has held since April 2008, and as a member of the Board of Directors of Yakutugol, a position he has held since June 2010. From January 2009 to April 2010 Mr. Nikishichev was Chief Executive Officer of Mechel Engineering. From February 2007 to January 2009 he held the position of Director of Mining of Mechel-Steel Management. Previously, he was our Senior Vice President — Mining from February 2005 to 2007. From 2004 to February 2005, he served as Deputy General Director of Raspadskaya Coal Company. From 1998 to 2004, he held the position of First Vice President in Sokolovskaya Holding Company. In addition, from 1999 to 2004, he was also First Vice President of the Mining Industrialists of Russia, a non-commercial partnership. From 1993 to 1999, Mr. Nikishichev was Deputy General Director for Long-Term Development and Capital Construction and Vice President/Director for Restructuring of Coal Production in Russian Coal Company. From 1991 to 1993, he served as First Deputy President of the Management Board of the Russian Coal Company. From 1970 to 1990, Mr. Nikishichev held various executive positions at YuzhKuzbassUgol United Coal Mining Company. He graduated from the Siberian Metallurgical Institute with a degree in mining electrical engineering. Mr. Nikishichev also holds a doctorate in technical science from the Moscow State Mining University.

Irina N. Ipeyeva has been Director of our Legal Department since April 2009 and a member of our Management Board since September 2007. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department and Director of the Department of Corporate Governance and Property. From 2003 to 2007, Ms. Ipeyeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Ms. Ipeyeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO, and from January 2001 to March 2003 she acted as Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company. From August 1988 to January 2001, Ms. Ipeyeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Concentration Factory, where she held positions ranging from legal adviser to head of the legal department. Ms. Ipeyeva graduated from the Kuibyshev State University with a degree in law.

Elena V. Selivanova has been our Vice President for Human Resources and Social Policy since April 2009 and a member of our Management Board since September 2007. From January 2007 to April 2009, she was Director of Human Resources. From April 2004 to November 2006, Ms. Selivanova held the position of Executive Director of the Human Resources Department of Volgotanker. From March 2002 to March 2004, Ms. Selivanova was Director of the Department for Organizational Development and Personnel Management of Firma Omega-97 OOO. From November 1999 to March 2002, Ms. Selivanova was Director of the Personnel Service and Deputy Director for Personnel at Vimpel-Kommunikatsii OAO. From July to October 1999, she was Director of Personnel at Personalny Telefon OOO. From March 1998 through February 1999 she was Personnel Manager at Bakster Export ZAO. Ms. Selivanova graduated from the Moscow State Cultural Institute.

Sergey V. Zorin has been Chief Executive Officer of Mechel-Energo since January 2011. From February 2010 to January 2011, he served as First Deputy Chief Executive Officer of Mechel-Energo. From 2007 to 2010, Mr. Zorin served as Deputy General Director — Director of the branch of IDGC of Centre JSC. From August 2006 to December 2006, he served as General Director of Orelenergo OAO. From February 2005 to August 2006, Mr. Zorin was Deputy General Director for Finance and Economics of Tverenergo OAO. From 2003 to 2005, he served as General Director of Arkhangelskie kommunalnye sistemy OAO. From 2002 to 2003, Mr. Zorin served as Deputy General Director of a representative office of RAO UES of Russia Sevzapenergo. Mr. Zorin graduated from Chelyabinsk State University with a degree in economic and social planning.

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

Gennady A. Ovchinnikov has been Chief Executive Officer of Mechel Ferroalloys Management since December 2008 and a member of our Management Board since March 2009. From July 2006 to September 2009 Mr. Ovchinnikov served as Managing Director of Southern Urals Nickel Plant. From March 2005 to July 2006 he was Chief Executive Officer of Southern Urals Nickel Plant. From April 2004 to March 2005 he held the position of lead specialist in our technical department. From March 2001 to April 2004 Mr. Ovchinnikov worked as Head of the Enrichment and Agglomeration Bureau and Head of the Mining Engineering Department at ZapSib. From 1974 to 2001 he held various positions at Kuznetsky Metallurgical Plant OAO, including the position of Director at the Abagurskaya Enrichment and Agglomeration Factory. Mr. Ovchinnikov graduated from Magnitogorsk Metallurgical and Mining Institute with a degree in mineral enrichment. He also holds the advanced academic degree of Candidate of Technical Sciences.

Alexander S. Starodubov has been Chief Executive Officer of Mecheltrans Management since March 2010 and a member of our Management Board since March 2009. From May 2009 to March 2010 he held the position of Chief Executive Officer of Mecheltrans. From 2007 to April 2009 he served as the Chairman of the Board of Directors of Mecheltrans. From April 2008 to May 2009 he held the position of Managing Director of Mecheltrans and from 2002 to 2007 he served as Chief Executive Officer of Mecheltrans. From 1999 to 2002 he was Deputy Chief Executive Officer of Uglemet-Trading OOO. From 1987 to 1999 Mr. Starodubov was director of the representative office of the F.E. Dzerzhinsky Underground Mine.

Mr. Starodubov graduated from Siberian Metallurgical Institute with a degree in technology and complex mechanization of underground mining of mineral deposits and earned a diploma in mining engineering.

Alexander V. Shmokhin has served as Chief Executive Officer of Mechel Mining since February 2009. From 2004 to 2009, he served as Executive Vice President for Kuzbass. From 2001 to 2004 he was Director of Kemerovo Office— Deputy Chief Executive Officer of Southern Kuzbass Coal Company OAO. From 1997 to 2001 he held the position of director of the representative office of Mezhdurechensk Coal Company OAO. From 1991 to 1997 he was Chief Expert of the Coal Industry Department of the Committee for Interindustry Coordination and Industrial Cooperation, and Head of the Directorate for Industry, Transport and Communications of the Kemerovo Region Executive Committee. Mr. Shmokhin graduated from Kemerovo Mining Institute with a degree in mining engineering.

Alexander S. Proskurin has been Chief Executive Officer of Mechel Trading House since April 2005 and a member of our Management Board since August 2010. From April 2009 to March 2011 Mr. Proskurin also served as Director of Commercial Activities Department of Mechel OAO. From 2004 to 2005, he served as Director of Iron Ore Feed and Coal Products Distribution Department of Mechel Steel Group OAO. From 2003 to 2004, he was a leading specialist in foreign economic activity of a representative office of Conares Trading AG. From 2002 to 2003, he was Deputy General Director of Uglemet-Trading OOO. From 1997 to 2002, Mr. Proskurin served as Commercial Director of Southern Kuzbass Coal Company. Mr. Proskurin graduated from Kuzbass Polytechnic Institute with a degree in technology and complex mechanization of open pit mining of mineral deposits. He also holds the advanced academic degree of Candidate of Technical Sciences.

Sergey N. Shuvalov has been Director of Treasury Operations Department of Mechel OAO since January 2011 and a member of our Management Board since August 2010. From May 2009 to December 2010, he served as Treasurer of Mechel OAO and from October 2006 to May 2009 he held a similar position in Mechel-Steel Management. From July 2008 to March 2009, he also served as Chief Financial Officer of Mechel Mining. From February 2006 to October 2006, Mr. Shuvalov was Deputy Treasurer of Mechel-Steel Management OOO and from July 2003 to February 2006 he held a similar position in Mechel OAO. From 2000 to 2003, Mr. Shuvalov held various positions at Mining and Metallurgical Company Norilsk Nickel OAO. In the period from 1995 to 2000, he held various positions at Import-Export Bank Impexbank OOO and Rossiyskiy Kredit Bank OAO. Mr. Shuvalov graduated from the Moscow State Aviation Institute with a degree in rocket engines and from the Finance Academy under the Government of the Russian Federation with a degree in finance and credit.

Mikhail L. Urvantsev has been our Vice President for Commercial Activities since April 2011. From November 2009 to March 2011 he was Chief Executive Officer of UMZ OOO. From 2006 to 2009, he served as Chief Executive Officer of UMZ Trading House OOO. From 2005 to 2006, Mr. Urvantsev held the position of Commercial Director of Industrial Metallurgical Holding Management Company OOO. From 2004 to 2005, he served as Chief Executive Officer of Mechel Trading House. In 2004, he was Director of Supply Department of Mechel Steel Group OAO. From 2002 to 2004, he held the position of Deputy General Director of Mechel Trading House. From 2001 to 2002, he was Commercial Director of Beloretsk Metallurgical Plant. Mr. Urvantsev graduated from Moscow Commercial University with a degree in economics and management in trade and catering.

Compensation

Our directors and executive officers were paid an aggregate of $13.3 million for services in all capacities provided to us during 2010. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2010 was not material. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

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

Committees of the Board of Directors

Audit Committee

The Audit Committee of our Board of Directors consists of Roger Gale, Vladimir Gusev and David Johnson, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are Serafim Kolpakov, David Johnson, Igor Kozhukhovsky, Igor Zyuzin and Valentin Proskurnya. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency. Our Committee on Investments and Strategic Planning operates pursuant to a bylaw, which is available at www.mechel.com.

The following sub-committees were set up under the Committee on Investments and Strategic Planning:

•	Sub-committee on metallurgical production strategy, with members Serafim Kolpakov and Vladimir Polin;

•	Sub-committee on mining production strategy, with members Alexander Yevtushenko and David Johnson; and

•	Sub-committee on power production strategy, with members Igor Kozhukhovsky and Valentin Proskurnya.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Roger Gale, Serafim Kolpakov, Vladimir Gusev and Alexander Yevtushenko. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our chief executive officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

Management Board

In August 2007, we created a Management Board to provide for greater oversight of our operations. For more information, see “Item 10. Additional Information — Management Board.” The members of the Management Board are set out above under “— Directors and Executive Officers.”

Management Companies

We have five management companies within the group which provide management services to the companies within the mining, steel, ferroalloys and power segments and to our companies within our transport division.

Mechel-Steel Management

In October 2005, Mechel Management OOO was established as a wholly-owned subsidiary of Mechel OAO with the purpose of providing management services to our subsidiaries by performing the functions of their respective management bodies. Currently, Mechel Management OOO provides management services to most of the subsidiaries within our steel segment and since September 14, 2009, Mechel Management OOO has been renamed Mechel-Steel Management. The name has been changed in line with the reorganization of our group management structure. In each case, Mechel-Steel Management acts as a management body under a service agreement executed with the following subsidiaries: Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Vyartsilya Metal Products Plant, Izhstal and Kaslinsky Architectural Art Casting Plant.

Mechel Mining Management

Mechel Mining Management was established in July 2008 as a wholly-owned subsidiary of Mechel Mining with the purpose of providing management services to the production subsidiaries of Mechel Mining by performing the functions of the respective executive management bodies of the companies within our mining segment: Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Moscow Coke and Gas Plant and Mechel-Coke.

Mechel Ferroalloys Management

Mechel Ferroalloys Management was established in May 2008 as a wholly-owned subsidiary of Mechel OAO with the purpose of providing management services to the production subsidiaries of Oriel Resources by performing the functions of the respective executive management bodies of the companies within our ferroalloys segment: Southern Urals Nickel Plant, Bratsk Ferroalloy Plant and Tikhvin Ferroalloy Plant.

Mechel-Energo

Mechel-Energo was established in May 2001 under the name of Regional Energy Company ENERGOSBYT OOO. In April 2004, we acquired the company with a view to make the strategic and operational management of our power assets more efficient. The name of the company was changed to its current name in April 2004. Mechel-Energo also performs the functions of the respective executive management bodies of its subsidiaries: Southern Kuzbass Power Plant and Kuzbass Power Sales Company.

Mecheltrans Management

Mecheltrans Management was established in March 2010 as a wholly-owned subsidiary of Mechel OAO and since April 1, 2010 provides management services to the companies within our transport division by performing the functions of the respective executive management bodies of Mecheltrans, Port Posiet, Port Kambarka and Port Temryuk.

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Lyudmila E. Radishevskaya, who serves as Chairman, and Natalia G. Mikhaylova and Alexey V. Zagrebin. The powers and duties of our Review Commission are governed by regulations approved by our shareholders’ meeting. Ms. Radishevskaya is the Chief Accountant of Mechel Trade House, Ms. Mikhaylova is a senior litigation lawyer of Mechel-Steel Management and Mr. Zagrebin is a head of internal audit department of Mechel-Service.

Internal Control and Audit Department

The Internal Control and Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Control and Audit Department are governed by the Bylaw on the Internal Control and Audit Department. Elena V. Pavlovskaya-Mokhnatkinà is the head of the Internal Control and Audit Department. The Department is functionally subordinated to the Audit Committee of the Board of Directors, and administrated by our Chief Executive Officer.

Corporate Governance Principles

Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the FFMS and supplemented by the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders’ rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continuing to adapt our corporate governance principles to developments in best-practices. Our corporate governance principles are reflected in our corporate documents, such as:

•	the Charter;

•	the Bylaw on the Board of Directors;

•	the Bylaw on the General Meeting of Shareholders;

•	the Bylaw on the General Director;

•	the Bylaw on the Collegial Executive Body (Management Board);

•	the Bylaw on the Review Commission;

•	the Bylaw on the Internal Control and Audit Department;

•	the Code of Business Conduct and Ethics;

•	the Bylaw on the Prohibition and Prevention of Insider Trading;

•	the Bylaw on the Disclosure of Information That May Significantly Impact the Market Value of our Shares;

•	the Bylaw on Information Policy;

•	the Bylaw on the Appointment and Compensation Committee of the Board of Directors;

•	the Bylaw on the Investments and Strategic Planning Committee of the Board of Directors;

•	the Bylaw on the Audit Committee of the Board of Directors; and

•	the Code of Corporate Governance.

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

Employees

At December 31, 2010, we employed approximately 88,146 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	15,554	69%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsk Open Pit Mine, Vzryvprom)	Russia	Coal	9,308	78%
Izhstal	Russia	Steel	6,428	87%
Beloretsk Metallurgical Plant	Russia	Steel	6,269	91%
Yakutugol, Dzhebariki-Khaya Mine, Kangalassk Open Pit Mine	Russia	Coal	4,779	82%
Southern Urals Nickel Plant	Russia	Nickel	4,378	49%
Urals Stampings Plant (with branches)	Russia	Steel	4,118	68%
Korshunov Mining Plant	Russia	Iron ore	3,557	80%
Mechel-Remservice	Russia	Ore mining equipment repair	2,966	76%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	2,538	0%
Mechel Targoviste	Romania	Steel	2,309	90%
Spetsremzavod	Russia	Melting facility repair	2,202	67%
Mechel Campia Turzii	Romania	Steel	1,950	93%
Mechel-Energo	Russia	Power	1,940	44%
Mechel-Coke	Russia	Coke	1,695	60%
Ductil Steel	Romania	Steel	1,590	90%
Moscow Coke and Gas Plant	Russia	Coke	1,304	69%
Mechel-Materials	Russia	Steel	1,233	42%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,059	0%
Kuzbass Power Sales Company	Russia	Power	791	71%

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	749	78%
Bluestone	United States	Coal	740	57%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	723	42%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	723	0%
Laminorul Plant	Romania	Steel	674	92%
Southern Kuzbass Power Plant	Russia	Power	669	45%
Electronetwork	Russia	Power	594	26%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	578	44%
Port Posiet	Russia	Shipping	433	9%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	416	67%
Vyartsilya Metal Products Plant	Russia	Steel	409	0%
Toplofikatsia Rousse	Bulgaria	Power	353	59%
Tomusinsk Energo Management	Russia	Power	317	59%
Mechel Nemunas	Lithuania	Steel	302	31%
Port Temryuk	Russia	Shipping	239	0%
Port Kambarka	Russia	Shipping	199	0%
Pugachev open pit	Russia	Limestone	180	62%
Metals Recycling	Russia	Scrap metal	178	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	156	0%
Mecheltrans	Russia	Railway transportation	156	0%
Mechel Engineering	Russia	Scientific research	122	0%
Mechel Trading House	Russia	Sales and distribution	104	0%
Mechel Trading	Switzerland, Belgium and Liechtenstein	Sales and distribution	44	0%
Mechel Carbon	Switzerland, Belgium	Sales and distribution	22	0%
Other (including all managing companies)	Various	Various	3,098	0%

Total			88,146	65%

At December 31, 2009, we employed approximately 79,972 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	16,038	69%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsk Open Pit Mine, Vzryvprom)	Russia	Coal	10,370	75%
Izhstal	Russia	Steel	6,281	97%
Beloretsk Metallurgical Plant	Russia	Steel	6,107	96%
Yakutugol, Dzhebariki-Khaya Mine, Kangalassk Open Pit Mine	Russia	Coal	5,520	95%
Southern Urals Nickel Plant	Russia	Nickel	4,341	45%
Korshunov Mining Plant	Russia	Iron ore	4,073	89%
Urals Stampings Plant (with Chelyabinsk branch)	Russia	Steel	3,293	75%
Mechel Targoviste	Romania	Steel	2,824	89%
Mechel Campia Turzii	Romania	Steel	2,311	93%
Mechel-Coke	Russia	Coke	1,661	62%
Mechel-Energo	Russia	Power	1,617	53%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	1,432	0%
Moscow Coke and Gas Plant	Russia	Coke	1,354	75%
Ductil Steel	Romania	Steel	1,238	94%
Spetsremzavod	Russia	Melting facility repair	1,040	62%
Mechel-Materials	Russia	Steel	942	45%
Southern Kuzbass Power Plant	Russia	Power	770	56%
Kuzbass Power Sales Company	Russia	Power	734	70%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	721	0%
Bluestone	United States	Coal	648	51%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	612	50%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	566	52%
Toplofikatsia Rousse	Bulgaria	Power	552	67%
Port Posiet	Russia	Shipping	412	9%
Vyartsilya Metal Products Plant	Russia	Steel	383	0%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	373	17%
Metallurgshakhtspetsstroy	Russia	Capital construction	353	0%
SC Mechel Reparatii Targoviste SRL	Romania	Steel	319	88%
Tomusinsk Energo Management	Russia	Power	309	59%
Electronetwork	Russia	Power	301	35%
Mechel Nemunas	Lithuania	Steel	293	35%
Port Temryuk	Russia	Shipping	216	0%
Port Kambarka	Russia	Shipping	215	30%

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Mecheltrans	Russia	Railway transportation	184	0%
Pugachev open pit	Russia	Limestone	177	50%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	141	0%
Metals Recycling	Russia	Scrap metal	113	0%
DVNPU	Russia	Scientific research	109	0%
Mechel Trading House	Russia	Sales and distribution	94	0%
Mechel Engineering	Russia	Scientific research	80	0%
Mechel Trading	Switzerland, Belgium and Liechtenstein	Sales and distribution	71	0%
Other (including all managing companies)	Various	Various	785	0%

Total			79,972	71%

At December 31, 2008, we employed approximately 83,070 people as follows:

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Chelyabinsk Metallurgical Plant	Russia	Steel	17,004	76.3%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsk Open Pit Mine, Tomusinsk Energo Management, Vzryvprom)	Russia	Coal	11,812	80.0%
Izhstal	Russia	Steel	8,106	96.5%
Beloretsk Metallurgical Plant	Russia	Steel	6,882	96.3%
Yakutugol, Dzhebariki-Khaya Mine, Kangalassk Open Pit Mine	Russia	Coal	6,516	98.0%
Southern Urals Nickel Plant	Russia	Nickel	4,195	42.7%
Korshunov Mining Plant	Russia	Iron ore	4,064	88.5%
Urals Stampings Plant	Russia	Steel	3,783	73.2%
Mechel Targoviste	Romania	Steel	3,151	83.3%
Mechel Campia Turzii	Romania	Steel	2,597	87.3%
Mechel-Coke	Russia	Coke	1,650	66.5%
Mechel-Energo	Russia	Power	1,490	28.2%
Moscow Coke and Gas Plant	Russia	Coke	1,313	72.4%
Ductil Steel	Romania	Steel	1,186	82.9%
Spetsremzavod	Russia	Melting facility repair	1,011	0%
Mechel-Service	Russia	Sales and distribution	802	0%
Southern Kuzbass Power Plant	Russia	Power	706	62.0%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	694	32.4%
Kuzbass Power Sales Company	Russia	Power	659	75.9%
Toplofikatsia Rousse	Bulgaria	Power	649	66.6%

			Total
Company	Primary Location	Primary Function	Employees	% Unionized

Bratsk Ferroalloy Plant	Russia	Ferroalloys	555	50.5%
Zavod Ogneuporov	Russia	Refractory products	538	0%
Port Posiet	Russia	Shipping	379	11.9%
Vyartsilya Metal Products Plant	Russia	Steel	370	0%
SC Mechel Reparatii Targoviste SRL	Romania	Steel	362	58.0%
Metallurgshakhtspetsstroy	Russia	Capital construction	304	0%
Mechel-Materials	Russia	Processing	301	0%
Mechel Nemunas	Lithuania	Steel	299	43.5%
Port Temryuk	Russia	Shipping	251	0%
Mechel-Steel Management	Russia	Corporate	238	0%
Mecheltrans	Russia	Railway transportation	195	0%
Port Kambarka	Russia	Shipping	189	29.6%
Metals Recycling	Russia	Scrap metal	186	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	178	0%
Mechel	Russia	Corporate	134	0%
Mechel Trading House	Russia	Sales and distribution	102	0%
Other	Various	Various	219	0%

Total			83,070	74.7%

Set out below is information about membership of our employees in trade unions:

•	Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel-Coke, Izhstal, Bratsk Ferroalloy Plant, Spetsremzavod, Management Metallurgical Equipment Repair, Mechel-Materials and Pugachev open pit are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Urals Stampings Plant are members of Trade Union of Machinists of the Russian Federation, employees of Chelyabinsk and Izhevsk branches of Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Southern Kuzbass Coal Company are members of the Russian Independent Trade Union of Coal Industry Workers and of the Independent Trade Union of Miners.

•	Employees of Yakutugol and Mechel-Remservice are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Voskhod-Chrome and Voskhod-Oriel are members of Public Association Trade Union Organization Voskhod.

•	Employees of Port Posiet are members of the Russian Independent Stevedores’ Trade Union.

•	Employees of Southern Kuzbass Power Plant and Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Targoviste are members of Free Independent Trade Union of Specialty Steels’ Plant Mechel Targoviste and of the Metallurgists’ Trade Union of Mechel Targoviste.

•	Employees of Mechel Campia Turzii are members of Trade Union Industria Sarmei Campia Turzii.

•	Employees of Ductil Steel are members of Trade Union Ductil Buzau.

•	Employees of Laminorul Plant are members of Trade Union Metal 94 and of Free Independent Trade Union of Laminorul Braila.

•	Employees of Toplofikatsia Rousse are members of the National Federation of Energy Workers of Bulgaria, the Confederation of Labor Podkrepa and the Union of Energy Workers of Bulgaria.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

•	Employees of Bluestone companies are members of the United Mine Workers of America.

As of October 30, 2010, 37 employees of Port Kambarka were members of the Trade Union Organization of Port Kambarka. Since November 1, 2010 Trade Union Organization of Port Kambarka ceased to exist based on the court’s decision.

We consider our relationship with our employees to be good.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2011, based on the information available to us:

		% of
	Number of	Common
Name of Beneficial Owner	Common Shares	Shares

Igor V. Zyuzin(1)	277,903,025	66.76%
Other(2)(3)	138,367,720	33.24%

Total	416,270,745	100%

(1)	Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” His business address is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation. Further information regarding Mr. Zyuzin’s shareholdings is available in the Schedule 13D filed by Mr. Zyuzin with the SEC.

(2)	According to Deutsche Bank Trust Company Americas, as of March 31, 2011, 115,425,447 common ADSs and 29,761,608 GDSs were outstanding, representing 35.0% of our total issued common shares.

(3)	We believe our directors and executive officers as a group, other than Mr. Zyuzin, own fewer than 1% of our shares.

As of March 31, 2011, there were 115,425,447 common ADSs outstanding, all of which were held by one registered holder with an address in the United States. In November 2010 we commissioned a report on our shareholding structure from IPREO, according to which approximately 10.11% of our total issued common shares in the form of ADSs were held by U.S. investors.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Mechel has 138,756,915 preferred shares of which 41.83% are held by the Justice persons, 18.17% are in public float and the remaining preferred shares are held by Skyblock Limited, a wholly-owned subsidiary of Mechel. The Justice persons acquired 60% of our preferred shares in connection with our acquisition of Bluestone. The Justice persons are residents of the United States. During 2010, the Justice persons sold 18.17% of the preferred shares they owned creating the current public float.

Related Party Transactions

In addition to the below, see note 9 to the consolidated financial statements.

Transactions with related metallurgical plants

In the second half of 2009 due to the global financial crisis, a number of small and mid-sized Russian metallurgical plants did not have sufficient working capital to continue their operations and were subjected to bankruptcy procedures and other demands from their creditors. Utilizing the opportunity to win the share these plants occupied in our core markets, we agreed to work on a commercial basis with these plants, supplying raw materials to these plants and purchasing their products pursuant to short-term supply and purchase contracts. In certain cases, we also obtained representation on their board of directors and management. In 2009, these plants included:

In 2009	Segment	Products	Location

Volga Fest	Steel	Semi-finished steel products	Russia
Rostov Electrometallurgical Plant	Steel	Semi-finished cast steel products	Russia
Vostochnaya Mine	Mining	Coal	Russia
Experimental TES	Power	Electric power	Russia
Zlatoust Metallurgical Plant	Steel	Semi-finished steel products	Russia
Guryevsk Metallurgical Plant	Steel	Semi-finished and long steel products, grinding steel balls	Russia
Volgograd Small Diameter Pipe Plant	Steel	Pipes	Russia
Engels Pipe Plant	Steel	Pipes	Russia

In 2010 we entered into similar arrangements with the following Russian and foreign plants and a Swiss trading company (which trades in the products of the Russian metallurgical plants described above):

In 2010	Segment	Products	Location

Donetsk Electrometallurgical Plant	Steel	Semi-finished steel products	Ukraine
Invicta Merchant Bar	Steel	Semi-finished steel products	United Kingdom
Metrus Trading GmbH	Steel	Semi-finished and long steel products, pipes	Switzerland
MIR Steel	Steel	Semi-finished rolled steel products	United Kingdom
Nytva	Steel	Bimetallic alloys, cutlery	Russia
Estar Egypt for Industries	Steel	Semi-finished rolled steel products	Egypt

All the metallurgical plants and trading companies set out above are considered related parties in our consolidated financial statements and are herein referred to as the “related metallurgical plants”.

In particular, we conduct the following transactions with the related metallurgical plants:

•	Purchase of raw materials and semi-finished products from third parties and their resale to the related metallurgical plants;

•	Sales of raw materials and semi-finished products produced by our group and certain services to the related metallurgical plants;

•	Purchase of semi-finished products from the related metallurgical plants for further processing by our group; and

•	Purchase of semi-finished and finished products from the related metallurgical plants for sale to third parties by our trading companies.

These transactions are carried out in joint interest of both parties and on market terms, except that we provide extended credit terms, varying from 30 to 180 days, which assists the related metallurgical plans with their working capital management. Our management carefully monitors receivables from and prepayments to the related metallurgical plants and we have not incurred any losses for unpaid amounts. Accounts receivable from and prepayments to the related metallurgical plants amounted to $512.0 million as of December 31, 2010. No allowance was credited against this amount as of December 31, 2010.

The products of these plants are supplementary to and help to expand our product line in the steel market and particularly benefit our Mechel Service business in Russia. In some cases, the products of the related metallurgical plants are high-quality and specialized products for which there is a stable demand in the domestic and export markets. The related metallurgical plants obtain the benefit of our strong supply and sales network. In general, our group is either the largest supplier or customer of the related metallurgical plants, which also allows us to more closely work with these plants to improve the efficiency of their operations. While trading activities do not typically generate as high margins as sales of products produced by us, our transactions with the related metallurgical plants nevertheless allow us to earn additional margin which contributes to our net income.

During the years ended December 31, 2010 and 2009, the group’s transactions with the related metallurgical plants for the four categories of transactions set out above amounted to:

	Nature		December 31,	December 31,
Category of transaction	of Item		2010	2009
			(In thousands of U.S. dollars)

Purchase of raw materials and semi-finished products from third parties and their resale to the related metallurgical plants	Costs		211,193	8,817
	Sales	(1)	227,512	9,002
Sales of goods produced by our group and certain services to the related metallurgical plants	Sales		218,603	57,206
Purchase of semi-finished products from the related metallurgical plants for further processing by our group	Costs		174,821	4,683
Purchase of semi-finished and finished products from the related metallurgical plants for sale to third parties by our trading companies	Costs		974,206	113,145
	Sales		1,051,184	123,653

(1)	Recognized as revenues in the amount of $201.2 million and $nil in the years ended December 31, 2010 and 2009. See note 9 to the consolidated financial statements.

As of December 31, 2010 and 2009, the group had the following balances with the related metallurgical plants:

	December 31,	December 31,
Assets	2010	2009
	(In thousands of U.S. dollars)

Trade accounts receivable	183,106	41,079
Prepayments and other current assets	328,912	51,099

	512,018	92,178

Liabilities
Trade accounts payable	91,122	11,396
Advanced received and other payables	721	353

	91,843	11,749

Inventories in stock purchased from these entities amounted to $166.3 million and $66.1 million as of December 31, 2010 and 2009, respectively.

As the market situation improved in 2010, most of the related metallurgical plants exited formal bankruptcy procedures and agreed with their creditors to restructure and extend the repayment of their debts. With their improved finances and due to the continued strength in the steel sector, we expect that our commercial dealings with the related metallurgical plants will continue to benefit our group and we intend to continue such dealings. From December 31, 2010 to the date of this document, our commercial dealings with the related metallurgical plants have continued substantially in the same manner as described above.

For substantially all of the sales in the first and fourth categories of transactions (i.e., resales of products supplied to and resales of products purchased from the related metallurgical plants), the group recorded the costs and sales separately on a gross basis in the statement of income and comprehensive income (loss). See note 9 to the consolidated financial statements.

Transactions with Metallurg-Trust

In 2010, the group started transactions with Metallurg-Trust OOO (“Metallurg-Trust”), a trading company which can be significantly influenced by the group through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by Russian related metallurgical plants described above on the Russian market and supplying raw materials and semi-finished goods to the Russian related metallurgical plants. In 2010, the group sold to Metallurg-Trust $220.2 million of pig iron and semi-finished goods produced by Chelyabinsk Metallurgical Plant for further supply to the Russian related metallurgical plants. The transactions used market pricing, although extended credit terms of 90-180 days were provided. Accounts receivable from Metallurg-Trust amounted to $127.8 million as of December 31, 2010. No allowance was created against this amount as of December 31, 2010.

See also “Item 3. Key Information” — Risk Factors — Risks Relating to our Financial Condition and Financial Reporting — Any material change in our commercial dealings with or loss of accounts receivable from or prepayments to certain related parties could have a material adverse effect on our business, results of operations and financial condition.

Transactions with the Controlling Shareholder

As of the date of this document, the Controlling Shareholder owns 100% of the shares of Calridge Ltd. (“Calridge”), and in addition, holds his shareholdings in Mechel through Calridge and its subsidiaries.

For the period since January 1, 2008 to the date of this document (the “covered period”), Calridge and the group extended financing to each other through loans and purchase of promissory notes of Calridge at market rates of interest. As of the date of this document, the group did not have any loans outstanding to Calridge. As of December 31, 2010, 2009 and 2008, the total amount of loans outstanding were $nil, $nil and $2.4 million, respectively. The largest total amount of loans outstanding during the covered period was $135.7 million in June 2010. As of the date of this document, the group did not hold any promissory notes of Calridge. As of December 31, 2010, 2009 and 2008, the total amount of promissory notes of Calridge outstanding held by the group (including those under the asset management agreement with Coalmetbank, which was a related party of the group until September 2009) were $nil, $59.0 million and $52.8 million, respectively. The largest total amount of promissory notes of Calridge held by the group (including those under the asset management agreement with Coalmetbank) during the covered period was $59.0 million. As of December 31, 2010, 2009 and 2008, there were no outstanding loans payable to Calridge. The largest total amount of loans outstanding during the covered period was $47.5 million in July 2010. See also note 9 to the consolidated financial statements.

On June 30, 2008, the Justice persons entered into an option agreement with Calridge to sell 100% of capital stock and membership interests in the Bluestone companies. Under the option agreement, Calridge paid $100.0 million in cash as a prepayment on July 3, 2008. On August 19, 2008, Calridge assigned all the rights under the option agreement to a subsidiary of Mechel for the consideration of $100.0 million plus accrued interest of $1.5 million. Mechel completed the acquisition of the Bluestone companies in May 2009.

On June 30, 2008, Mechel acquired 613,624 ordinary shares, or 1.72%, of Southern Kuzbass Coal Company from the Controlling Shareholder in exchange for 190,985,726 ordinary shares, or 1.56%, of Mechel-Mining. The fair value of the exchanged share packages was estimated based on the available market quotes of the shares involved and considered to be equal. The exchange was accounted for as a transaction between entities under common control and recorded at historical cost. See note 3(h) to the consolidated financial statements.

In September 2010, the Controlling Shareholder acquired Usina Siderurgica do Para Ltda (“Usipar”), a steel company located in Brazil. During the period from September through December 31, 2010, the group’s purchases of pig iron ore amounted $7.5 million, and the group’s sales of coke and other raw materials to Usipar amounted $13.4 million. As of December 31, 2010, trade accounts receivable from and prepayments to Usipar amounted to $42.2 million. No allowance was credited against this amount as of December 31, 2010.

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

On March 18, 2009, another criminal case under Article 171 of the Criminal Code of the Russian Federation was initiated against the management of Sibirginsk Open Pit Mine alleging deliberate illegal business practices involving violation of license regulations and rules governing subsoil use, and conducting mining operations outside the area of the Uregolsk license without a proper permit. On July 16, 2010, the criminal case was closed on grounds that no elements of crime were found.

Under Russian law, the state is the owner of subsoil resources. Generally, Russian law allows the state authorities to recover damages for illegally mined minerals. The Russian state authorities have not made any claims for damages for the 1.1 million tonnes of coal that Southern Kuzbass Coal Company mined on the New Uregolsk license area for the period from January 1, 2006 to March 13, 2008, which we believe was extracted in full compliance with the prevailing legislation and with the prior consent and knowledge of the relevant authorities. In March 2011, Southern Kuzbass Coal Company participated in a tender held for the right to use the New Uregolsk license area and on March 21, 2011 it was granted the right to use the New Uregolsk license area. Currently, no mining activity is conducted on the New Uregolsk license area.

Tax

On April 15, 2010, our subsidiary Chelyabinsk Metallurgical Plant received assessment from the tax authority for VAT, income tax, interest and incurred penalties for the total amount of 1.3 billion rubles relating to the year 2007. We have contested this assessment with higher-level tax authorities. The higher-level tax authority invalidated the tax authority’s assessment in the amount of 1.14 billion rubles. Chelyabinsk Metallurgical Plant filed a claim with the Moscow Arbitrazh Court for the remaining amount of 172.8 million rubles. On March 28, 2011, the Moscow Arbitrazh Court rendered a decision in our favor. The tax authority may appeal the decision within one month.

On February 17, 2010, Korshunov Mining Plant filed a claim against the Russian tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2005-2007 period in a total amount exceeding 127.4 million rubles, including 73.3 million rubles assessed in connection with transfer pricing. On June 25, 2010, the Moscow Arbitrazh Court ruled in our favor to reduce the assessment by 8.0 million rubles. Korshunov Mining Plant appealed. The decision of the Moscow Arbitrazh Court was upheld by the court of appeal and the court of cassation and entered into force. On February 11, 2011, we also appealed the decision to the Supreme Arbitrazh Court to seek invalidation of the profit tax assessment in the amount of 73.3 million rubles connected with transfer pricing. On February 25, 2011, we appealed this decision to the Supreme

Arbitrazh Court to seek invalidation of the profit tax assessment in the amount of 34.2 million rubles. On March 4, 2011, the Supreme Arbitrazh Court rejected the claim. The tax assessment was paid under a collection order in January 2011.

In October 2008, Chelyabinsk Metallurgical Plant filed a claim against the Russian tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2005-2006 period in a total amount exceeding 3.6 billion rubles. On March 27, 2009, the Moscow Arbitrazh Court invalidated the tax authorities’ assessment in part, but recognized a tax assessment in the remaining amount of 505.8 million rubles, including fines. On August 3, 2009, the Ninth Arbitrazh Court of Appeal upheld the decision. On November 19, 2009, the Federal Arbitrazh Court of Moscow District reversed the decisions of the Moscow Arbitrazh Court and the Ninth Arbitrazh Court of Appeal and the case was remanded for a new trial. On April 2, 2010, the Moscow Arbitrazh Court rendered a decision to deny claims of Chelyabinsk Metallurgical Plant. On June 25, 2010, the Ninth Arbitrazh Court of Appeal reversed the decision of the Moscow Arbitrazh Court and invalidated the tax authorities’ assessment in the amount of 505.8 million rubles. The tax authorities did not appeal and the decision of the court of appeal entered into force.

On February 11, 2009, Korshunov Mining Plant filed a claim against the Russian tax authorities seeking the refund of overpaid mineral extraction tax for the year 2005 in the amount exceeding 223.3 million rubles, including fines. On January 15, 2010, the Moscow Arbitrazh Court dismissed our claim. The decision of the Moscow Arbitrazh Court was upheld by the Ninth Arbitrazh Court of Appeal on April 07, 2010, by the Federal Arbitrazh Court of Moscow district on August 10, 2010, and by the Supreme Arbitrazh Court on October 21, 2010. On January 18, 19 and 21, 2011, we filed twelve petitions with the Arbitrazh Court of the Irkutsk region and with the Federal Arbitrazh Court of East Siberian District to reopen the case based on new facts discovered. Petitions were filed with mentioned above courts with respect to different periods in respect of which we claim overpaid tax. The Arbitrazh Court of the Irkutsk Region rejected nine of our claims, one claim will be considered on April 21, 2011, and two of our claims will be considered by the Federal Arbitrazh Court of East Siberian District on April 12, 2011.

On November 17, 2009, Chelyabinsk Metallurgical Plant filed a claim against the Russian tax authorities seeking the invalidation of VAT and profit tax overpayments offset executed by tax authorities in the amount of 414.0 million rubles. On September 23, 2010, the Moscow Arbitrazh Court rendered a decision in our favor. The amount of wrongly offset taxes was paid back to us. The tax authorities appealed the decision of the Moscow Arbitrazh Court and the court rejected the claim.

On December 24, 2010, Southern Kuzbass Coal Company filed a claim against the tax authorities seeking the invalidation of a tax assessment in the amount of 138.9 million rubles relating to 2007-2008 period. The court hearing is scheduled for April 21, 2011.

In addition, we have identified possible tax liabilities arising out of differing interpretations of tax laws and regulations, largely related to mineral extraction tax, which are not accrued in our consolidated financial statements as the amount of such liabilities was not significant as of December 31, 2010. See 26(d) to our consolidated financial statements.

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

In December 2008, the FAS initiated an investigation against Yakutugol for alleged violations of the antimonopoly legislation committed by way of abusing its dominant position in the market of steam coal. During the course of the investigation no violations were found on the part of Yakutugol and the case was closed.

Environmental and safety

During the period from March 2 to April 13, 2009, following the results of comprehensive inspections of industrial safety conditions at subsidiaries of Southern Kuzbass Coal Company, Rostekhnadzor has identified a number of violations, including the lack of expert examination of industrial safety of certain facilities, failure to implement measures to address safety violations identified in previous inspections, carrying on operations deviating from the approved projects and plans, and untimely updating of equipment. Rostekhnadzor imposed temporary bans on operations of four of our facilities and submitted the materials on all of the alleged administrative infractions to the court. Following the results of consideration of the cases, the court suspended the operations of one facility for 17 days. Currently, the operations of the facility in question have resumed. We implemented all immediate requirements prescribed in Rostekhnadzor’s directive. The requirements with respect to revision of existing projects or development of new projects have been addressed in our mining development plan for 2011 and their implementation is being monitored by Rostekhnadzor.

In April 2009, Rostekhnadzor also conducted inspections at Southern Kuzbass Power Plant. In the course of the inspections, a number of violations were identified, mainly of a technical nature and connected with excessive wear of obsolete equipment and the company’s failure to comply with certain industrial safety requirements, which resulted in destruction of boiler cladding and excessive levels of gas and dust in the boiler department. Rostekhnadzor stated in its order of April 6, 2009 that the identified violations must be rectified by implementing a number of measures. Most of the identified violations (197 out of 208) were rectified and certain prescribed measures were implemented within the time limits established by Rostekhnadzor. One of the measures was revoked by Rostekhnadzor. The remaining ten violations are being rectified by implementing the prescribed measures in accordance with a schedule agreed with Rostekhnadzor. In addition, the cladding and thermal insulation of the most problematic boilers have been repaired.

On July 2, 2010, following an inspection of compliance with industrial safety regulations, Rostekhnadzor issued an order to Southern Kuzbass Power Plant requiring it to undertake certain measures to rectify identified inconsistancies with the industrial safety regulations. The court of first instance rendered a decision in support to the Rostekhnadzor ’s order. Part of the measures prescribed by Rostekhnadzor, namely 165 out of 219 measures have already been implemented, nine measures have been revoked from execution. We are currently in process of implementing the remaining 45 measures. We have filed a request to the court to extend the deadline for the implementation of these measures. On March 2, 2011, the court allowed us to stay execution until April 15, 2011. On April 5, 2011, we filed a request to the court for a new extension of the deadline.

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the discharge of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must limit the discharge of pollutants into the atmosphere to comply with the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. We applied for stay of execution and the court allowed us to stay execution of this mandate, originally until July 1, 2010 and more recently until August 1, 2011.

On August 16, 2010, a spontaneous ignition of coal started in a mined-out section of a longwall working area at New-Olzherassk Underground Mine, a branch of Southern Kuzbass Coal Company. Rostekhnadzor imposed a temporary ban on operations at the branch. On August 23, 2010, the fire was sealed off. On August 26, 2010, the court rendered a decision to suspend operations at the New-Olzherassk Underground Mine for 90 days. On October 1, 2010, the court ruled to cancel the suspension of operations. Overburden and restoration works are now being implemented at the longwall working area and mining operations are expected to resume at the end of the second quarter of 2011.

In 2008, Pinnacle Mining Company (“Pinnacle”) filed a suit against the Bluestone companies and a third party engineering firm in the U.S. District Court for the Southern District of Beckley, West Virginia. Pinnacle asserts claims against the defendants for negligence, strict liability, violation of the Federal Surface Mining Control and Reclamation Act, and injunctive relief. The case arises from mining activity conducted by Bluestone companies in the “safety zone” of a coal slurry impoundment maintained by Pinnacle. The parties filed a joint motion to stay, and the court granted the stay, which has allowed additional time for the regulatory agencies involved to determine what steps are necessary for remediation. A plan has been submitted by the defendants and was approved by the West Virginia Department of Environmental Protection (“WVDEP”). We are vigorously defending the matter and have asserted issues of comparative fault by the plaintiff and our engineering company at the time of the incident in November 2007. Currently, an evaluation of the likelihood of success on this case is not possible. The regulatory agency will ultimately determine the resolution of this matter. Although some initial indications from WVDEP suggested that grouting of the mine may be the required remediation, recent developments indicate that the remediation could be less extensive. If grouting would be determined to be necessary, the estimated cost could be $50.0 million. At this time more cost effective methods of repair and remediation have been tentatively agreed to by the parties and the regulatory agencies. Once the necessary remediation mandated by the relevant agencies is finalized, it should be possible to give a more accurate estimate of the potential range of loss. We have full indemnity on this claim from the previous owner of Bluestone in accordance with the terms of the acquisition agreement, however, there is no assurance that the previous owner of Bluestone will not contest our requests for indemnification.

Commercial litigation

In May 2009, Suncoke served Bluestone with a claim for failure to perform its obligations under contracts to supply coal to Suncoke in 2008. Our position is that Suncoke was able to cover the subject coal at no additional cost and that Suncoke was also in violation of its contractual obligations in 2008 for not accepting delivery of the tonnage as agreed under the supply contract. Suncoke demands approximately $67.0 million plus attorney fees. In March 2010 Suncoke filed a lawsuit with the Superior Court of the State of Delaware in and for the New Castle County against Bluestone claiming damages for failure to supply coal in 2008 and 2009. We have full indemnity on this claim from the previous owner of Bluestone in accordance with the terms of the acquisition agreement, however, there is no assurance that the previous owner of Bluestone will not contest our requests for indemnification.

On March 19, 2009, MMK filed a claim in court against Mechel Trading House seeking invalidation of its five-year coking coal concentrate supply contract on the grounds that the contract was not approved by MMK’s management board. On June 11, 2009, the court of first instance rendered a decision to deny the claim. MMK appealed this decision both in the court of appeal and in the court of cassation, however, MMK’s appeal was dismissed. The court decision entered into full force.

On May 20, 2009, Metalltrade filed a court claim against Mechel Trading House seeking to terminate its five-year coking coal concentrate supply contract. On January 13, 2010, the court denied the claim. Metalltrade did not appeal. The court decision entered into full force.

U.S. securities litigation

On April 8, 2009 a person who had been a holder of our common ADSs during the period October 2007-July 2008 filed an action against us in the United States District Court for the Southern District of New York, alleging claims against us and also naming as defendants the persons who were then our chief executive officer, our senior vice president and our vice president for finance. The case, Frederick v. Mechel OAO, No. 09 CV 3617 alleges claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934. These claims arise from the FAS directive described above in “— Antimonopoly,” in which the FAS claimed that our pricing of coal concentrate of coking grades within the Russian Federation violated Russian antimonopoly laws and that, in addition, we used pricing mechanisms which could give rise to tax claims and the imposition of considerable sanctions on the part of the Russian government. The plaintiff in the class action alleges that we and our officers should have foreseen or did foresee these actions by the Russian authorities, and that the failure to disclose these risks constituted securities fraud under U.S. law. Lead plaintiffs have been appointed in the case, and the lead plaintiffs’ Second Amended Complaint, filed on February 19, 2010, seeks certification of a class comprising all those who purchased Mechel’s securities on the New York Stock Exchange between October 3, 2007 and July 25, 2008, and seeks imposition of unspecified damages. We have engaged counsel and we are contesting this lawsuit vigorously. On April 2, 2010, we moved the court to dismiss all the claims against us. That motion has been fully briefed since June 21, 2010, and is awaiting decision. We express no opinion as to the likely outcome of the motion or of the case in general.

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

On June 30, 2010, Mechel declared a dividend of 453.7 million rubles for common shares and 456.5 million rubles for preferred shares (of which 182.6 million rubles for the preferred shares held by Skyblock Limited), which was paid in July and December 2010. On June 30, 2009, Mechel declared a dividend of 2.3 billion rubles for common shares and 7.0 billion rubles for preferred shares (of which

2.8 billion rubles for the preferred shares held by Skyblock Limited), which was paid in October, November and December 2009. On June 29, 2008, Mechel declared a dividend of 10.98 billion rubles for common shares, which was paid in July and December 2008. In each case we could not pay dividends to those shareholders who did not provide us with their bank account details.

On April 8, 2011 our board of directors convened the annual general shareholders’ meeting on June 6, 2011. The board determined April 20, 2011 to be the record date for shareholders entitled to participate in the annual general shareholders’ meeting.

We anticipate that any dividends we may pay in the future on shares represented by ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar.

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2010.

Item 9.	The Offer and Listing

Our common ADSs have been listed on the New York Stock Exchange under the symbol “MTL” since October 2004. Our common shares have been listed on the Russian Trading System (the “RTS”) under the symbol “MTLR” since June 2004, and in October 2008 were promoted to quotation list “A-2”. In December 2008, our common shares were admitted to trading on the Moscow Interbank Currency Exchange (“MICEX”) and included in quotation list “V”, and were promoted to quotation list “A-1” in March 2009. Since the liquidity of our shares on MICEX is typically much higher than on RTS, in the table below starting from January 2009 we use MICEX data (conversion from rubles into U.S. dollars is made using the Central Bank of Russia exchange rate).

The following table sets forth the high and low closing prices per common ADS and common share for: (1) the most recent six months; (2) the most recent nine quarters; and (3) all years following our initial public offering in 2004. As of May 19, 2008, we changed the ratio of our common shares to common ADSs from 3:1 to 1:1 by issuing two new common ADSs for each common ADS of record as of May 16, 2008. The common ADS prices below have been recalculated to reflect the new common ADS-to-common share ratio.

	Common ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)

March 2011	31.30	28.40	31.58	28.86
February 2011	34.59	28.65	32.74	29.64
January 2011	34.10	30.38	31.67	30.57
December 2010	29.58	24.47	29.04	24.32
November 2010	25.99	23.33	25.26	23.48
October 2010	25.34	22.35	25.24	22.90
First Quarter 2011	34.59	28.40	32.74	28.86
Fourth Quarter 2010	29.58	22.35	29.04	22.90
Third Quarter 2010	25.24	17.45	25.09	17.85
Second Quarter 2010	30.80	18.14	30.11	19.23
First Quarter 2010	28.75	19.72	28.31	17.64
Fourth Quarter 2009	21.82	16.23	17.81	14.99
Third Quarter 2009	18.12	7.17	16.39	6.59
Second Quarter 2009	12.55	4.50	10.29	4.30
First Quarter 2009	5.73	2.57	5.23	2.29
2010	30.80	17.45	30.11	17.64
2009	21.82	2.57	17.81	2.29
2008	57.62	3.66	45.00	4.10
2007	34.63	7.91	25.71	8.30
2006	10.32	6.34	10.20	6.25
2005	12.17	7.02	11.20	7.75
2004	7.48	5.26	17.00	0.36

Our preferred ADSs have been listed on the New York Stock Exchange under the symbol “MTL PR” since May 2010. Each preferred ADS represents one-half of a preferred share.

The following table sets forth the high and low closing prices per preferred ADS for: (1) the most recent six months; (2) the most recent four quarters; and (3) all years following the public offering in 2010.

	Preferred ADSs
	High	Low
	(In U.S. dollars)

March 2011	10.91	9.98
February 2011	10.70	9.30
January 2011	11.00	9.69
December 2010	9.66	7.90
November 2010	8.24	7.73
October 2010	8.38	7.75
First Quarter 2011	11.00	9.30
Fourth Quarter 2010	9.66	7.73
Third Quarter 2010	8.29	6.66
Second Quarter 2010	7.90	6.60
2010	9.66	6.60

Item 10.	Additional Information

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

Description of Capital Stock

General

Pursuant to our charter, as amended, we have the right to issue registered common shares, preferred shares and other securities provided for by the legislation of the Russian Federation with respect to securities. Our capital stock currently consists of 555,027,660 shares, including 416,270,745 common shares, each with a nominal value of 10 rubles, and 138,756,915 preferred shares, each with a nominal value of 10 rubles, all of which are fully paid, issued and outstanding under Russian law. Under Russian legislation, charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are authorized to issue an additional 81,698,341 common shares with a nominal value of 10 rubles each. None of our capital stock is under option or agreed conditionally or unconditionally to be put under option. Any of our shares that are owned by our subsidiaries are not considered treasury shares under Russian law (i.e., they are considered outstanding shares), and we are able to vote such shares and dispose of such shares without any further corporate actions by our shareholders or board of directors, provided that such disposals are not major or interested party transactions. Currently, our wholly-owned subsidiary Skyblock Limited holds 55,502,766 preferred shares. The shares are considered issued and outstanding shares under Russian law and have all the rights attaching to other preferred shares. The preferred shares owned by Skyblock Limited are not considered outstanding for purposes of our U.S. GAAP financial statements.

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

Dividends

The Joint-Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a financial quarter, half a year, nine months and/or year. Dividends are recommended to a shareholders’ meeting by the board of directors, and approved by the shareholders’ meeting by a majority vote. A decision on quarterly dividends must be taken within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual shareholders’ meeting. A decision on payment of dividends for common shares can be taken only after the decision on payment of dividends for preferred shares is taken. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “— General Meetings of Shareholders — Notice and participation.” Dividends are not paid on treasury shares. In accordance with the amendments to the Joint-Stock Companies Law, which entered into force on December 31, 2010, a company is required to pay dividends within the time period, which is indicated in the charter or the shareholders’ resolution approving the dividends, which may not be more than 60 days from the date of such resolution. A shareholder who is entitled to the declared dividends but has not received them has a right to make a claim to the company for the unpaid dividends within three years upon expiry of the dividend payment period. Upon expiry of this three year period, claims for declared and unpaid dividends will lapse in favour of the company.

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

Registration and transfer of shares

Russian legislation requires that a joint-stock company maintain a register of its shareholders. Ownership of our shares is evidenced solely by entries made in such register. Any of our shareholders registered in a register may obtain an extract from our register certifying the number of shares that such shareholder holds. Since September 2, 2008, Registrar NIKoil Company (JSC) has maintained our shareholder register, replacing Regional Independent Registrar Agency OAO.

The purchase, sale or other transfer of shares is accomplished through the registration of such transfer in the shareholder register, or the registration of such transfer with a depositary if shares are held and recorded by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register or with a depositary. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed except in certain instances provided for by Russian legislation, and may be challenged in court.

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

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings:

•	filing quarterly reports with the FFMS, MICEX and RTS containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the Board of Directors, management board and review commission, our branches and representative offices, our subsidiaries and affiliates, our shares, bank accounts and auditors, important developments during the reporting quarter, quarterly accounting reports prepared in accordance with Russian accounting standards, and other information about our financial and business activity;

•	disclosure of the aforementioned quarterly reports on our website at www.mechel.ru;

•	filing with the FFMS, MICEX and RTS and publishing any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder and management bodies resolutions;

•	disclosure of the aforementioned information concerning material facts in the newswire of authorized information agencies and on our website at www.mechel.ru;

•	disclosing information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities regulations by means of publishing it in the newswire of authorized information agencies and on our website at www.mechel.ru, as well as by filing it with the FFMS, RTS and MICEX;

•	disclosing our charter and internal corporate governance documents on our website and filing them with MICEX and RTS;

•	disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards on our website and filing them with MICEX and RTS;

•	filing with MICEX and RTS on a quarterly basis a list of our affiliated companies and individuals and disclosing such list and its amendments on our website at www.mechel.ru; and

•	other information as required by applicable Russian securities legislation and the rules of MICEX and RTS.

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

The annual shareholders’ meeting must be convened by the board of directors and be held between March 1 and June 30 of each year, and the agenda must include the following items:

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

The Joint-Stock Companies Law prohibits the board of directors from acting on issues that fall within the exclusive competence of the shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

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

Management Board

In August 2007, an extraordinary shareholders’ meeting approved the “Bylaw on the collegial executive body (Management Board).” Pursuant to the Bylaw, the management board engages in discussions regarding important corporate issues and makes recommendations to our board of directors. The management board operates on the basis of our charter and applicable internal regulations. The management board’s size is defined by the board of directors, and it is comprised of senior management of Mechel and our subsidiaries, with each member of the management board elected by the board of directors. A meeting of the management board is quorate if at least half of its members participate in the meeting.

The management board decides on the following issues, among others:

•	developing and submitting to the board of directors plans and drafts regarding the development strategy of our businesses;

•	reporting to the board of directors on the realization of investment projects in the amount of more than $30 million;

•	developing and introducing to the board of directors investment projects in the amount of more than $50 million;

•	submitting to the board of directors proposals on bonds placement and acquisitions;

•	submitting to the board of directors proposals on participation (obtaining or increasing participation) or giving up (reducing) our participation in other entities;

•	approving annual and long-term investment programs;

•	approving transactions related to disposals by the company of capital assets with a value of between 10% to 25% of the balance sheet assets of the company;

•	making decisions regarding the exercise of our rights as a shareholder or a participant of other entities;

•	making recommendations on certain matters relating to the management of our subsidiaries;

•	developing and establishing methods of compensation and monetary motivation for our employees; and

•	other issues related to our day-to-day business referred to the management board by its chairman, the board of directors or by a shareholder holding not less than 20% of our voting shares.

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

Major Transactions

The Joint-Stock Companies Law defines a “major transaction” as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares by means of subscription (disposal). Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a majority vote of the voting stock at a shareholders’ meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of the voting stock held by shareholders present at the general shareholders’ meeting.

For information on our controlling shareholder’s potential ability to approve major transactions see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters.”

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•	A person intending to acquire more than 30% of an open joint-stock company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares pursuant to the requirements of the Joint Stock Companies Law.

•	A person that has acquired more than 30% of an open joint-stock company’s common shares and voting preferred shares (including shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers in compliance with the requirements of the Joint Stock Companies Law) will be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price which is not less than the price determined based on a weighted market price of the shares during trading sessions on a stock exchange for the six months preceding the date when a public tender offer was sent, or at a price not less than the market price, which must be determined by an independent appraiser if the shares have an insufficient or non-existent trading history. From the moment of acquisition of more than 30% of the shares until the moment the of sending of an offer to the company, the person making the offer and its affiliates will be able to vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding common shares and voting preferred shares.

•	A person that, as a result of such a voluntary or mandatory offer, becomes (individually or counting the shares held by its affiliates) the owner of more than 95% of the company’s common shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price not less than the prices of the preceding acquisition by the offeror. The offeror is entitled to require the holders of the remaining shares of the company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares of the company as a result of acceptance by other shareholders of the voluntary or mandatory tender offer as described above.

•	An offer of the kind described in any of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If securities are listed on a stock exchange, prior notice of the offer must be filed with the FFMS; otherwise, notice must be filed with the FFMS no later than the date of the offer. The FFMS may order amendments to the terms of the offer (including price) in order to bring them into compliance with the requirements of the current legislation.

•	Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares, issuance of securities convertible into shares, including options of an open joint-stock company, approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business, and on certain other significant matters.

The above rule may be supplemented through rulemaking by the FFMS, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

Approval of the Russian Federal Antimonopoly Service

Pursuant to the Competition Law, acquisitions of voting shares of a joint-stock company, involving companies with a combined value of assets or annual revenues, exceeding a certain threshold under Russian accounting standards, or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of shareholders defined under Russian law) holding more than 25%, 50% or 75% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, or obtaining rights to determine the conditions of business activity of an entity or to exercise the authorities of its executive body must be approved in advance by the FAS. Such transactions executed between members of a group of companies may require only a subsequent notification to the FAS if prior notification about the members of the group of companies has been filed with the FAS and the information contained in this notification is still accurate as of the date of the relevant transaction and had not been changed within 30 days from the date of group’s disclosure and prior to the date of the transaction’s settlement. See “Item 4. Information on the Company — Regulatory Matters — Russian Antimonopoly Regulation.”

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

The FAS is the federal executive authority for execution of control over making foreign investments in the Russian Federation. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments” and “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law.”

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

Restrictions on Remittance to Non-residents

The Federal Law “On Foreign Investments in the Russian Federation,” dated July 9, 1999, as amended, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may affect investors’ ability to do so. Ruble dividends on shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. In addition, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws so long as the buyer is not a Russian resident for currency control purposes.

Taxation

The following discussion is not intended as tax advice to any particular investor. No opinion of counsel will be issued with respect to the following discussion and, therefore, such discussion is not based on an opinion of counsel. It is also not a complete analysis or listing of all potential U.S. federal or Russian income and withholding tax consequences of ownership of shares or ADSs. We urge such holders to consult their tax advisers regarding the specific U.S. federal, state and local and Russian tax consequences of the ownership and disposition of the shares or ADSs, including their eligibility for the benefits of a double tax treaty between the Russian Federation and their country of residence, in light of their particular facts and circumstances, as well as the applicability and effect of state, regional and local tax laws and foreign tax law.

Russian Income and Withholding Tax Considerations

The following is a summary of certain Russian tax considerations relevant to payments to Russian resident and non-resident holders of the shares and the ADSs and to the purchase, ownership and disposition of the shares and the ADSs by Russian resident and non-resident holders. This summary is based on the laws of Russia in effect as of the date of this document. The discussion with respect to Russian legislation is based on our understanding of current Russian law and tax rules, which are subject to frequent change and varying interpretations.

This summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there might be practical difficulties involved in claiming relief under an applicable double tax treaty. You should consult your own professional advisors regarding the tax consequences of investing in the shares and ADSs. No representations with respect to the Russian tax consequences to any particular holder are made hereby.

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

For the purposes of this summary, a “Russian resident holder” means: (1) an individual holder of the shares and ADSs, actually present in the Russian Federation for 183 days or more in 12 consecutive months; or (2) an organization, organized under Russian law; or (3) an organization, organized under a foreign law, that holds and disposes of the shares and ADSs through its permanent establishment in Russia. Individual presence in Russia is not considered interrupted if an individual departs for short periods (less than six months) for the purpose of medical treatment or education.

For the purposes of this summary, a “non-resident holder” is a holder of the shares or ADSs which is not qualified to be a Russian resident holder as defined in the previous paragraph.

Taxation of acquisition of the shares and ADSs

No Russian tax implications should arise for holders of the shares and ADSs upon purchase of the shares and ADSs. However, under the certain conditions a taxable material gain may arise for individuals if the shares and ADSs are purchased at a price below the deemed market value.

Taxation of dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and remit the amount of tax due to the Russian Federation state budget. However, the applicable withholding tax rate will depend on the status of the dividend’s recipient.

Russian resident holders

Shares

Dividends paid to a Russian resident holder of the shares that is a Russian organization or an individual will be generally subject to Russian withholding tax at the rate of 9%. Dividends received by Russian organizations are subject to withholding tax at the rate of 0% provided that the recipient organization constantly owns for a period of 365 calendar days or more at least 50% of participation shares in the share capital of the paying organization or share depositary receipts qualifying for dividends equal to at least 50% of the total amount of dividends paid by the organization, as well as the acquisition cost of these shares exceeds 500 million rubles (the latter condition expired on January 1, 2011 and does not apply to dividends accrued for 2010 and subsequent periods). However it is difficult to predict how the Russian tax authorities may interpret the conditions listed above. Therefore, there can be no assurance that the 0% withholding tax rate will apply.

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

ADSs

There are uncertainties in relation to withholding tax on dividends payable to Russian resident holders of ADSs primarily because the taxation of dividends payable under ADSs is not specifically addressed under Russian tax law. In the absence of any official interpretative guidance and, as the depositary (and not the holders of the ADSs) is the legal holder of shares under Russian law, we will be likely to withhold tax at a domestic rate of 15% applicable to dividends payable to non-resident holders (as described below). Upon receiving dividends, Russian holders which are organizations may be required to pay additional Russian profits tax at the rate of 9% (the rate applied to dividends received from non-residents) or 20% (if the income received will not be recognized as dividends) while Russian holders who are individuals may be required to pay Russian personal income tax at the rate of 9% or 13% (the higher rate applies if the income received will not be recognized as a dividend for Russian tax purposes). There is also no established procedure providing for the refund of tax withheld from dividends payable through the depositary to Russian resident holders of ADSs. Accordingly, Russian residents are urged to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of the ADSs.

Non-resident holders

Shares

Dividends paid to a non-resident holder of shares will generally be subject to Russian withholding tax, which we will withhold. Under Russian domestic law dividends paid to a non-resident holder, which is an organization or individual will be subject to Russian withholding tax at a rate of 15%. Withholding tax on dividends may be generally reduced under the terms of a double tax treaty between the Russian Federation and the country of tax treaty residence of a non-resident holder of the shares.

ADSs

Comments provided in the previous section (see “— Taxation of dividends — Non-resident holders — Shares”) are also applicable to ADSs. Notwithstanding the foregoing, treaty relief for dividends received may not be available to non-resident holders of ADSs. The Ministry of Finance of the Russian Federation repeatedly expressed an opinion in their private responses that depositary receipt holders (rather than the depositary) should be treated as the beneficial owners of dividends for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that the tax residencies of the depositary receipt holders are duly confirmed. However, in the absence of any specific provisions in Russian tax legislation with respect to taxation of dividends attributable to ADS holders, it is unclear how the Russian tax authorities and courts would ultimately treat the ADS holders in this regard. Moreover, from a practical perspective, it may not be possible for the depositary to collect residence confirmations from all ADS holders and to submit such information to us and, in addition, we may be unaware of the exact amount of income payable to each particular holder.

Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “— Tax treaty procedures” below.

The following should be noted with respect to individuals who are non-resident holders of ADSs. We will not be able to act as a tax agent for these individuals and will not be able to withhold personal income tax with respect to such dividend payments. We may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. In practice, it may be impossible to apply a beneficial withholding tax rate in advance with respect to payments made in favor of individuals, as documentation is to be first provided to the tax authorities to obtain their approval for the double tax treaty relief. Individuals who are non-resident holders of ADSs will then be obliged to submit a personal tax return to the Russian tax authorities. When submitting the tax return, individuals may claim an application of the reduced rates of withholding tax established by the respective international double tax treaties, provided that the procedures described in “— Tax treaty procedures” are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome. In practice, the tax authorities may not take into account the 15% tax withheld from payment of dividends to the depositary, as the tax authorities are unlikely to treat the 15% withholding tax as a tax liability of individual holders. Therefore, it is possible that non-resident holders may be subject to up to a 45% effective tax on dividends accrued on shares held on deposit, i.e. 15% income tax withheld by us plus 30% Russian personal income tax payable on the self-assessment basis.

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

Taxation of capital gains

The following sections summarize the taxation of capital gains in respect of the disposition of the shares and ADSs.

Russian resident holders

As the Russian legislation related to taxation of capital gains derived by Russian resident holders (including organizations and individuals) in connection with ADSs is not entirely clear, we urge Russian residents to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of ADSs.

Organizations

Capital gains arising from the sale of the shares and ADSs by a Russian resident holder that is an organization will be taxable at the regular Russian corporate income tax rate of 20%. Russian tax legislation contains a requirement that a profit arising from activities connected with securities quoted on a stock exchange must be calculated and accounted for separately from a profit from activities connected with securities that are not quoted on a stock exchange and from other profits. Therefore, Russian resident holders may be able to apply losses arising in respect of the listed shares and the ADSs to offset capital gains, or as a carry-forward amount to offset future capital gains, from the sale, exchange or other disposition of securities quoted on a stock exchange and, in respect of the non-listed ADSs, from the sale, exchange or other disposition of securities not quoted on a stock exchange. Special tax rules apply to Russian organizations that hold a broker and/or dealer license.

The Russian Tax Code also establishes special rules for the calculation of the tax base for the purposes of transactions with securities.

Individuals

Capital gains arising from the sale, exchange or other disposition of the shares and ADSs by individuals who are Russian resident holders must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13%.

The income in respect of sale of the shares or the ADSs by an individual is calculated as sale proceeds less documented expenses related to the purchase of these securities (including cost of securities and expenses associated with purchase, safe-keeping and sale of these securities).

Under Russian law, the acquisition value can be deducted at the source of the payment, if the sale was made by a holder through a professional trustee, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. This professional trustee, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the individual and tax withheld upon the sale of the shares and ADSs not later than April 1 of the year following the reporting year.

Non-resident holders

Organizations

Capital gains arising from the sale, exchange or other disposition of the shares and ADSs by organizations that are non-resident holders should not be subject to tax in Russia if immovable property located in Russia constitutes 50% or less of our assets. If more than 50% of our assets were to consist of immovable property located in Russia, organizations that are non-resident holders of the shares and ADSs should be subject (except as described below) to a 20% withholding tax on the gross proceeds from sale, exchange or other disposition of the shares and ADSs or 20% withholding tax on the difference between the sales, exchange or other disposition price and the acquisition costs of the shares and ADSs.

However, it should be noted that the determination of whether more than 50% of our assets consist of immovable property located in Russia is inherently factual and is made on an on-going basis, and the relevant Russian legislation and regulations in this respect are not entirely clear. Hence, there can be no assurance that immovable property owned by us and located in Russia will not constitute more than 50% of the company’s assets as at the date of the sale of shares and ADSs by non-residents. Certain international double tax treaties may provide for protection from the Russian taxation in such instances.

Where the shares and ADSs are sold by organizations to persons other than a Russian company or a foreign company with a registered permanent establishment in Russia, even if the resulting capital gain is considered taxable in Russia, there is currently no mechanism under which the purchaser will be able to withhold the tax and remit it to the Russian budget.

Individuals

The taxation of the income of non-resident individuals depends on whether the income is received from Russian or non-Russian sources. Russian tax law considers the place of sale as an indicator of source. Accordingly, the sale of the shares and ADSs outside of Russia by individuals who are non-resident holders should not be considered Russian source income and, therefore, should not be taxable in Russia. However the Russian tax law gives no clear indication as to how the place of sale of the shares and ADSs should be defined in this respect. Therefore, the Russian tax authorities may have a certain amount of flexibility in concluding whether a transaction is within Russia or outside of Russia.

The sale, exchange or other disposal of the shares and the ADSs by non-resident holders in Russia will be considered Russian source income and will be subject to tax at the rate of 30% on the difference between the sales price and the acquisition value of such shares and ADSs as well as other documented expenses, such as depositary expenses and broker fees, among others. Under Russian law, the acquisition value can only be deducted at the source of the payment if the sale was made by a non-resident holder through a professional trust manager, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. Such professional trust manager, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the non-resident individual and tax withheld upon the sale of the shares and ADSs not later than on April 1 of the year following the reporting year.

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

In some circumstances, a non-resident holder may be exempt from Russian personal income tax on the sale, exchange or other disposition of the shares and ADSs under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. Under the United States-Russia income tax treaty, capital gains from the sale of the shares and/or ADSs by U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (as the term “fixed assets” is used in the Russian version of the United States-Russia Tax Treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States-Russia Tax Treaty in relation to capital gains resulting from the sale, exchange or other disposition of the shares and/or ADSs. Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs if immovable property constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

In order to apply the provisions of relevant double tax treaties, the individual holders should receive clearance from the Russian tax authorities as described below. See “— Tax treaty procedures” below.

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

A resident of the United States who is fully eligible for benefits under the United States-Russia income tax treaty is referred to in this “Russian Income and Withholding Tax Considerations” section as a “U.S. holder.” Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, a person generally will be a resident of the United States for treaty purposes and entitled to treaty benefits if such person is:

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

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to United States persons who hold shares or ADSs in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a United States person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a United States person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the United States person. This summary does not address the treatment of those holders.

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

Neither the depositary nor we will have any obligation to assist a U.S. holder of shares or ADSs with the completion and filing of any tax forms.

U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADSs by a “U.S. Holder.” Solely for purposes of the “— U.S. Federal Income Tax Considerations” section, a U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in place to be treated as a United States person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADSs should consult its tax adviser regarding the associated tax consequences.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers in stocks, securities, or currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold shares or ADSs through pass-through entities; (viii) holders that are not U.S. Holders; (ix) holders that own (directly, indirectly or constructively) 10% or more of our voting stock; (x) investors that hold shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xi) investors that have a functional currency other than the U.S. dollar and (xii) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address tax consequences applicable to holders of equity interests in a holder of the shares or ADSs, U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary only addresses investors that will acquire shares or ADSs in the offering, and it assumes that investors will hold their shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).

U.S. Holders of ADSs should be treated for U.S. federal income tax purposes as owners of the underlying shares represented by those ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below should apply equally to U.S. Holders of ADSs and shares.

This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the “Code”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretation or change (possibly with retroactive effect), and the United States-Russia income tax treaty.

The discussion below assumes that the representations contained in the deposit agreements are true and that the obligations in the deposit agreements and any related agreements have been and will be complied with in accordance with the terms.

Investors should consult their tax advisers as to the consequences under U.S. federal, estate, gift, state, local and applicable non-U.S. tax laws of the purchase, ownership and disposition of shares or ADSs.

Taxation of dividends on shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. For taxable years beginning before January 1, 2013, certain dividends received by non-corporate U.S. Holders should be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). A company will be a qualified foreign corporation if it is eligible for the benefits of an applicable United States income tax treaty. Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to shares or ADSs. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to shares or ADSs generally will be reported to them as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

Russian withholding tax under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for a U.S. foreign tax credit against the U.S. federal income tax liability of the U.S. Holder or, at the election of the U.S. Holder, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying shares represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for a U.S. foreign tax credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the applicable rate under the United States-Russia income tax treaty, a U.S. foreign tax credit for the excess amount may not be allowed to be claimed, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

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

Taxation on sale or other disposition of shares or ADSs

The sale or other disposition of shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted basis in such shares or ADSs. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or ADSs have been held for more than one year. Capital gains of individuals derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Deposits and withdrawals of shares by U.S. Holders in exchange for ADSs should not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain or loss realized on the sale or other disposition of shares or ADSs will generally be treated as U.S. source income and therefore the use of U.S. foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. U.S. Holders are strongly urged to consult their tax advisers as to the availability of tax credits for any Russian taxes withheld on the sale or other disposition of shares or ADSs.

If a U.S. Holder receives any foreign currency on the sale or other disposition of shares or ADSs, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale or other disposition if (1) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the shares or ADSs are treated as being “traded on an established securities market” or (2) such settlement date is also the date of such sale or other disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult its tax adviser regarding the U.S. federal income tax consequences of receiving foreign currency from the sale or other disposition of shares or ADSs.

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2010, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, the PFIC determination is made annually and may involve facts that are not within our control. If we were a PFIC, materially adverse U.S. federal income tax consequences could result for U.S. Holders. Investors should consult their tax advisers as to the consequences of an investment in a PFIC.

Information reporting and backup withholding

U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, shares or ADSs. Backup withholding may apply if a U.S. Holder: (1) fails to furnish its taxpayer identification number (“TIN”), which, in the case of an individual, is his or her social security number; (2) fails to provide certification of exempt status; (3) is notified by the IRS that he has failed properly to report payments of interest and dividends; (4) under certain circumstances, fails to certify, under penalties of perjury, that he has furnished a correct TIN or we have been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (5) otherwise fails to comply with the applicable requirements of the backup withholding rules. U.S. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing all required information.

Recently enacted legislation may require individual U.S. Holders to report to the IRS certain information with respect to their beneficial ownership of certain foreign financial assets, such as the shares or ADSs, if the aggregate value of such assets exceeds $50,000. U.S. Holders who fail to report required information could be subject to substantial penalties. Prospective investors should consult their tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

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

CIF:  Cost, Insurance and Freight, a commercial term pursuant to which the seller must pay the costs, insurance and freight necessary to bring the goods to the named port of destination but the risk of loss or damage to the goods, as well as any additional costs due to events occurring after the time of delivery, are transferred from the seller to the buyer.

Coils:  Steel sheet that has been wound. A slab, once rolled in a hot-strip mill, can be more than one mile long; coils are the most efficient way to store and transport sheet steel.

Continuous casting:  A method of pouring steel directly from a ladle through a tundish, shaped to form billets or slabs. Continuous casting avoids the need for blooming mills for rolling billets into slabs. Continuous cast metal solidifies in a few minutes, versus several hours for an ingot. As a result of this, the chemical composition and mechanical properties are more uniform.

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

Galvanized steel:  Steel coated with a layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, fencing wire, etc. Sheet steel normally must be cold-rolled prior to galvanizing. Galvanized steel is subdivided into hot-dipped galvanized and electrogalvanized steel.

Hot rolled:  Product that is sold in its “as-produced” state off the hot mill with no additional treatment, aside from being pickled and oiled (if specified).

Magnetic separator:  A device used in a process when magnetically susceptible mineral is separated from gangue minerals by applying a strong magnetic field.

Non-reserve mineral deposits:  A mineral deposit that is a coal-, iron-, nickel-, chrome- or limestone-bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points. However, this coal, iron, nickel, chrome or limestone deposit does not qualify as a commercially viable coal, iron, nickel, chrome or limestone reserve as prescribed by SEC standards until a final comprehensive evaluation based upon unit cost per tonne, recoverability and other material factors concludes legal and economic feasibility. In particular, our non-reserve mineral deposits meet the SEC’s economic feasibility standard but do not qualify as mineral reserves because the deposits are either contained within the license boundary but are scheduled to be extracted beyond the license period or are adjacent but not contained within the license boundary. In both such cases, we intend to obtain the legal right to extract such deposits in the future. See “Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or renew necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits” and “Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Weaknesses relating to the Russian legal system and legislation create an uncertain investment climate.”

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

Specialty steel:  Alloyed steel produced by the addition of various metals (e.g., manganese) in small quantities during the steel-making process to improve mechanical properties such as strength and resistance to stress. Specialty steels are intermediary products between standard steel grades and stainless steel alloys (with a high content of nickel and chrome). Specialty steel products are typically used as long products (e.g., specialty bar quality, bearing steel, tool steel and high-speed steel).

Tailings:  Material rejected from a mine after the valuable minerals have been recovered.

Welded mesh:  Cold rolled or drawn wire cuts of certain length welded together at specified distances in longitudinal and traverse directions into sheets of rectangular shapes.

Wire rod:  Round, semi-finished steel that is rolled from a billet and coiled for further processing. Wire rod is commonly drawn into wire products or used to tie bundles. Wire rod rolling mills (rolling facilities) can run as fast as 6,000 meters per minute.

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

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2010, we did not have any forward transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2010.

Balance as of December 31, 2010	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(In thousands of U.S. dollars)

Current Assets:
Cash and cash equivalents	89,755	153,356	62,653	20,842	14,194	340,800
Accounts receivable, net	176,002	265,531	32,982	10,828	43,764	529,107
Due from related parties	501,823	169,236	440	10,843	—	682,342
Deferred income taxes	3,630	22,017	4,813	502	3,518	34,480
Short-term investments in related parties	—	(0)	—	—	—	(0)
Prepayments and other current assets	302,609	172,118	171,253	38,649	53,022	737,651

Total current assets(1)	1,073,818	782,258	272,141	81,664	114,498	2,324,380

Current Liabilities:
Short-term borrowings and current portion of long-term debt	(199,339)	(1,570,000)	(112,677)	(21,099)	(174,695)	(2,077,809)
Accounts payable and accrued expenses:
Advances received	(98,767)	(125,935)	(1,733)	(2,709)	(13,925)	(243,069)
Accrued expenses and other current liabilities	(24,569)	(221,559)	(8,959)	(4,683)	(4,977)	(264,746)
Taxes and social charges payable	(19,995)	(174,172)	(7,030)	(30,006)	(13,579)	(244,782)
Unrecognized income tax benefit	(4,266)	—		—		(4,266)
Trade payables to vendors of goods and services	(46,418)	(465,010)	(43,337)	(75,821)	(16,447)	(647,033)
Pension obligations, current portion	(1,259)	(32,090)	(343)	(734)	(170)	(34,596)
Due to related parties	(9,717)	(35,281)	(7,899)	—	(43,797)	(96,694)
Asset retirement obligation, current portion	—	(6,324)	—	(339)	(341)	(7,004)
Deferred income taxes	(3,331)	(24,762)	—	—	(183)	(28,276)
Finance lease liabilities, current portion	(10,153)	(35,526)	(3,607)	—	(379)	(49,665)
Deferred revenue	—	—	—	—	—	—
Dividends payable	—	(1,639)	—	—	—	(1,639)

Total current liabilities	(417,814)	(2,692,299)	(185,583)	(135,391)	(268,491)	(3,699,579)

Long-term Liabilities:
Long-term debt, net of current portion	(2,836,143)	(2,187,361)	(199,468)	—	(17,648)	(5,240,620)
Pension obligations, net of current portion	(39,275)	(103,346)	(5,262)	(4,960)	(629)	(153,472)
Asset retirement obligation, net of current portion	(3,661)	(39,137)	—	(3,631)	(2,788)	(49,216)
Deferred income taxes	(680,297)	(539,546)	(6,509)	(17,004)	(273,066)	(1,516,422)
Finance lease liabilities, net of current portion	(21,739)	(104,171)	(4,443)	—	(14)	(130,367)
Other long-term liabilities	(27,865)	(320)	—	(582)	(6,573)	(35,341)

Total long-term liabilities	(3,608,980)	(2,973,880)	(215,683)	(26,177)	(300,718)	(7,125,438)

Net monetary assets (liabilities)	(2,963,756)	(5,179,389)	(129,125)	(81,797)	(454,756)	(8,808,823)

(1)	Does not include inventories and deferred costs of inventory in transit.

The table below summarizes our debt position by currency and rate method as of December 31, 2010.

	U.S. Dollar	Ruble	Euro	Ron	Total
	(In thousands of U.S. dollars)

Fixed-rate debt	1,238,508	982,468	102,623	—	2,323,599
Variable-rate debt	2,115,925	2,558,984	304,318	15,603	4,994,830

Total debt	3,354,433	3,541,452	406,941	15,603	7,318,429

Interest Rate risk

Our interest rate exposure results mainly from debt obligations. As of December 31, 2010, we had $2,323.6 million in fixed-rate borrowings and $4,994.8 million in variable-rate borrowings.

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements in the future.

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our fixed-rate debt obligations as of December 31, 2010.

								Annual
								Interest Rate
								(Actual at
		Contractual Maturity Date as of December 31,						December 31,
	Currency	2011	2012	2013	2014	Thereafter	Total	2010)
	(In thousands of U.S. dollars)

Fixed-rate U.S. dollar debt:
Gazprombank	USD	—	—	420,833	500,000	79,167	1,000,000	8.0
Alfa-Bank	USD	100,000	—	—	—	—	100,000	6.5
Uralsib	USD	95,000	—	—	—	—	95,000	3.8-4.0
Other	USD	25,222	644	5,308	1,067	11,267	43,508	0.0-12.0

Total		220,222	644	426,141	501,067	90,434	1,238,508

Fixed-rate euro debt:
Uralsib	EUR	59,740	—	—	—	—	59,740	4.0-5.0
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	EUR	2,244	2,244	2,244	1,122	—	7,854	4.8
ABN AMRO	EUR	1,376	1,376	1,376	1,376	4,127	9,631	5.2
Other	EUR	22,440	680	347	347	1,584	25,398	0.0-9.0

Total		85,800	4,300	3,967	2,845	5,711	102,623

Fixed-rate ruble debt:
VTB	RUR	164,059	446,240	—	—	—	610,299	6.9-14.6
Gazprombank	RUR	196,870	—	—	—	—	196,870	7.0
MBRR	RUR	49,218	—	—	—	—	49,218	6.5
MDM	RUR	32,812	—	—	—	—	32,812	5.4-6.6
Promsvyazbank	RUR	12,521	—	—	—	—	12,521	7.5
Sberbank	RUR	4,030	4,032	21,017	4,032	904	34,015	9.5-16.0
Other	RUR	3,460	15,093	12,026	12,698	3,456	46,733	0.0-15.0

Total		462,970	465,365	33,043	16,730	4,360	982,468

Total debt:		768,992	470,309	463,151	520,642	100,505	2,323,599

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our variable-rate debt obligations as of December 31, 2010.

								Average
								Annual Interest
								Rate (Actual at
		Contractual Maturity Date as of December 31,						December 31,
	Currency	2011	2012	2013	2014	Thereafter	Total	2010)
	(In thousands of U.S. dollars)

Variable-rate U.S. dollar debt:
Syndicated Loan Tranche A	USD	207,407	355,556	237,037	—	—	800,000	5.3
Syndicated Loan Tranche B	USD	26,667	320,000	320,000	320,000	213,333	1,200,000	6.3
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	USD	15,292	7,250	7,250	7,250	1,812	38,854	2.5-5.9
ING	USD	23,225	—	—	—	—	23,225	1.0
Other	USD	48,945	—	377	754	3,770	53,846	1.6-7.2

Total		321,536	682,806	564,664	328,004	218,915	2,115,925

Variable-rate euro debt:
Fortis	EUR	9,219	9,507	8,493	8,166	21,379	56,764	2.3-5.6
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	EUR	6,734	8,208	7,313	4,332	16,213	42,800	1.6-4.8
VTB	EUR	31,313	1,093	2,915	—	—	35,321	6.1-8.5
ING	EUR	13,179	6,343	6,699	4,611	9,722	40,554	2.5-4.6
Commerzbank	EUR	3,029	3,029	3,029	3,029	18,172	30,288	1.8
ABN AMRO	EUR	1,212	2,397	2,397	2,397	8,389	16,792	5.7
Raiffeisenbank	EUR	2,456	4,029	3,147	3,147	4,720	17,499	1.6-3.2
Other	EUR	54,527	1,003	7,495	1,022	253	64,300	1.3-7.7

Total		121,669	35,609	41,488	26,704	78,848	304,318

Variable-rate ruble debt:
Bonds	RUR	328,117	328,117	328,117	—	328,117	1,312,468	8.5-19.0
Sberbank	RUR	325,023	28,231	22,404	248,086	248,720	872,464	6.5-12.3
Gazprombank	RUR	196,870	—	—	—	—	196,870	7.0
Bank of Moscow	RUR	—	173,082	4,100	—	—	177,182	7.9-9.6

Total		850,010	529,430	354,621	248,086	576,837	2,558,984

Variable-rate LEI debt:
Raiffeisenbank	LEI	15,603	—	—	—	—	15,603	7.6

Total		15,603	—	—	—	—	15,603

Total debt:		1,308,818	1,247,845	960,773	602,794	874,600	4,994,830

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

Under certain of our ferroalloy products sales agreements, we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices using the LME. Historically, these selling price adjustments occur within a one month period from the date the products are delivered to the reseller. As of December 31, 2010 we had no stocks in the distribution channels. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates — Revenue recognition.”

Equity Price Risk

We also have minor investments in shares of Russian companies that are not publicly traded and, accordingly, their market values are not available. We consider that it is not practicable for us to estimate the fair values of these investments because we have not yet obtained or developed the valuation models necessary to make the estimates, and the cost of obtaining an independent valuation is believed by management to be excessive considering the significance of the investments. Accordingly, these investments are omitted from the risk information disclosure presented herein.

We do not use derivative instruments or any other arrangements to manage our equity price risks.

Item 12.	Description of Securities Other than Equity Securities

Depositary Fees and Charges

Our common American Depositary Shares, or common ADSs, each representing one common share, are traded on the New York Stock Exchange under the symbol “MTL.” The common ADSs are evidenced by common American Depositary Receipts, or common ADRs, issued by Deutsche Bank Trust Company Americas, as depositary (“DBTCA”) under the Deposit Agreement, dated as of July 27, 2004, among Mechel OAO, Deutsche Bank Trust Company Americas, and holders and beneficial owners of common ADSs, as amended on May 21, 2007 and May 19, 2008. Common ADS holders are required to pay the following service fees to DBTCA:

Service	Fees (in U.S. dollars)

Issuance of common ADSs	Up to $0.05 per common ADS
Cancellation of common ADSs	Up to $0.05 per common ADS
Distribution of cash dividends or other cash distributions	Up to $0.02 per common ADS
Distribution of common ADSs pursuant to(1) stock dividends, free stock distributions or (2) exercises of rights to purchase additional common ADSs or distribution of proceeds thereof	Up to $0.05 per common ADS
Distribution of securities other than common ADSs or rights to purchase additional common ADSs or the distribution of proceeds thereof	Up to $0.05 per common ADS
Common ADR transfer, combination or split-up fee	$1.50 per transfer
Share register inspection annual fee	$0.01 per common ADS
Operation and maintenance annual fee	$0.02 per common ADS	*

*	This fee, when combined with the fees for cash distributions, shall not exceed $0.02 per common ADS per year.

Our preferred American Depositary Shares, or preferred ADSs, each representing one-half of a preferred share, are traded on the New York Stock Exchange under the symbol “MTL PR.” The preferred ADSs are evidenced by preferred American Depositary Receipts, or preferred ADRs, issued by DBTCA under the Deposit Agreement, dated as of May 12, 2010, among Mechel OAO, Deutsche Bank Trust Company

Americas, and holders and beneficial owners of preferred ADSs. Preferred ADS holders are required to pay the following service fees to DBTCA.

Service	Fees (in U.S. dollars)

Issuance of preferred ADSs	Up to $0.05 per preferred ADS
Cancellation of preferred ADSs	Up to $0.05 per preferred ADS
Distribution of cash dividends or other cash distributions	Up to $0.02 per preferred ADS
Distribution of preferred ADSs pursuant to (1) stock dividends, free stock distributions or (2) exercises of rights to purchase additional preferred ADSs or distribution of proceeds thereof	Up to $0.05 per preferred ADS
Distribution of securities other than preferred ADSs or rights to purchase additional preferred ADSs or the distribution of proceeds thereof	Up to $0.05 per preferred ADS
Preferred ADR transfer, combination or split-up fee	$1.50 per transfer
Share register inspection annual fee	$0.01 per preferred ADS
Operation and maintenance annual fee	$0.02 per preferred ADS	*

*	This fee, when combined with the fees for cash distributions, shall not exceed $0.02 per preferred ADS per year.

In addition, holders of ADSs may also be charged for the following expenses: (1) taxes and governmental charges; (2) cable, telex and facsimile transmission and delivery charges; (3) transfer or registration fees of the Russian share registrar; (4) fees or charges of DBTCA for conversion of foreign currency into U.S. dollars; and (5) expenses of DBTCA in connection with the issuance of definitive certificates.

Holders of ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying the ADSs. DBTCA may refuse to transfer the ADSs or to allow holders to withdraw the deposited securities underlying their ADSs until such payment is made, or it may deduct the amount of taxes owed from any payments to ADS holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. ADS holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If DBTCA sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Depositary Payments for 2009 and 2010

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADR programs and of ADR-programs related investor relations activities. For the years ended December 31, 2009 and 2010, DBTCA has agreed to reimburse us $1.242 million in regard to our common ADR program, and we expect this amount to be paid to us in 2011. DBTCA has also agreed to reimburse us $2.494 million in regard to our preferred ADS program for the year ended December 31, 2010.

In addition, for the years ended December 31, 2009 and 2010, DBTCA made the following payments on our behalf in relation to our ADR programs:

	Payment
	(in U.S. dollars)
	For the Year Ended
	December 31,
Category	2009	2010

New York Stock Exchange listing fees	132,029	132,029
Proxy solicitation expenses	20,300	20,000
ADS holder identification expenses	10,000	15,000
Full Targeting Project	—	13,000
BD Corporate	—	5,000

Total	162,329	185,029

In addition, DBTCA waived the cost of various ADR programs-related support services that it provided to us in 2010. DBTCA had valued these services at $237,500 per annum for common ADSs when DBTCA was re-appointed in 2008 and $190,000 per annum for preferred ADSs when DBTCA was appointed in 2010. Under certain circumstances, including termination of the appointment of DBTCA prior to 2013, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

As described below, four material weaknesses were identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) define a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”

As a result of management’s evaluation of our internal control over financial reporting, management identified four material weaknesses in our internal control. These material weaknesses are described below:

•	We did not have an adequate system of internal controls over the preparation and review of the group’s U.S. GAAP consolidated financial statements, U.S. GAAP transformation process, and group reporting packages received from subsidiaries;

•	We did not design and operate effective controls over the completeness of our commitments and contingencies disclosures;

•	We did not operate effective controls over the classification and reporting for transportation costs incurred by our subsidiaries;

•	We did not design and operate effective controls over the aggregation and analysis of transactions with certain related parties, including the analysis of revenue recognition criteria and the application of the variable interest model to certain of our related parties.

As a result of these material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2010.

Additional information regarding these Material Weaknesses follows:

(1) We did not have an adequate system of internal controls over the preparation and review of the group’s U.S. GAAP consolidated financial statements, U.S. GAAP transformation process, and group reporting packages received from subsidiaries.

We failed to implement adequate system of internal controls over period-end financial reporting, as a result, numerous audit adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. The identified deficiencies that individually or when aggregated resulted, or could have resulted, in material errors to the financial statements have been identified as separate material weaknesses in this report. Any remaining adjustments or deficiencies were not material individually or in the aggregate, nevertheless, there is a reasonable possibility that due to these design and operating control deficiencies over the period end financial reporting and U.S. GAAP transformation processes, a material misstatement in our consolidated financial statements related to any of our significant accounts may not be prevented or detected on a timely basis. This material weakness affects all significant accounts related to our non-routine and estimation processes.

(2) We did not design and operate effective controls over the completeness of our commitments and contingencies disclosures.

We did not design and operate effective controls over completeness and correctness of the information management used to prepare our commitments and contingencies disclosure at a number of subsidiaries. As a result, material adjustments were made to our financial statement disclosures related to commitments and contingencies, including sales and purchase commitments and guarantees. Specifically, personnel executing the review of the data input by management of our subsidiaries are not performing sufficient detailed review of underlying data and not validating the source documentation. These deficiencies and resulting errors are not detected by our U.S. GAAP transformation review controls due to a material weakness in this process described above. This material weakness affects our commitments and contingencies disclosures.

(3) We did not operate effective controls over the classification and reporting for transportation costs incurred by our subsidiaries.

We did not operate effective controls over the classification and reporting of transportation costs incurred by our subsidiaries. As a result, material adjustments were made to our financial statements related to the classification of transportation expenses. Specifically, errors in transportation expense input data were not detected by review of the consolidation adjustments. Further lack of consistent application of the group’s policy for reporting transportation expenses and ineffective performance of required reviews, including those required in the consolidation process, resulted in errors in cost of goods and selling and distribution expenses, prior to the recording of audit adjustments. This material weakness affects cost of sales, selling and distribution expenses and related financial statement disclosures.

(4) We did not design and operate effective controls over aggregation and analysis of transactions with certain related parties, including the analysis of revenue recognition criteria and the application of the variable interest model to certain of our related parties.

We did not design and operate effective controls over the aggregation and analysis of transactions with related parties, including the application of the variable interest model to certain of our related parties. As a result, material adjustments were made to the footnote disclosures related to operations with related parties. Specifically, we failed to develop and effectively operate controls designed to capture, validate and analyze all related party arrangements and the impact of those relationships upon our U.S. GAAP financial reporting and disclosure. This material weakness affects related parties footnote disclosure.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2010, which contains an adverse opinion on the effectiveness of internal controls over financial reporting.

(c)	Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of Mechel OAO

We have audited Mechel OAO, an open joint-stock company, and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and described in Item 15 (b) Management’s Annual Report on Internal Control Over Financial Reporting:

•	The Group’s management did not have an adequate system of internal controls over the preparation and review of the Group’s U.S. GAAP consolidated financial statements, U.S. GAAP transformation process, and Group reporting packages received from subsidiaries;

•	The Group’s management did not design and operate effective controls over the completeness of commitments and contingencies disclosures;

•	The Group’s management did not operate effective controls over the classification and reporting for transportation costs incurred by the Group’s subsidiaries;

•	The Group’s management did not design and operate effective controls over aggregation and analysis of transactions with certain related parties, including the analysis of revenue recognition criteria and the application of the variable interest model to certain of the Group’s related parties.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2010. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 financial statements and this report does not affect our report dated April 12, 2011 which contains a qualification because the value of property, plant, and equipment pertaining to non-controlling shareholders in the accounting for acquisitions of various subsidiaries before January 1, 2009 has been recorded at appraised values rather than at historical cost as then required by accounting principles generally accepted in the United States.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

/s/ Ernst & Young LLC
Moscow, Russia

April 12, 2011

(d)	Remediation Activities and Changes in Internal Control over Financial Reporting

(i) Remediation Activities Being Undertaken

(1) We did not have an adequate system of internal controls over the preparation and review of the group’s U.S. GAAP consolidated financial statements, U.S. GAAP transformation process, and group reporting packages received from subsidiaries.

During the year we implemented a new accounting and consolidation system and that software is based on an SAP platform. We have implemented certain controls relating to data correctness validation. We have implemented a detailed review checklist to be used by the owners of controls related to the review of U.S. GAAP financial statement transformation. We also conducted a training program for the International Reporting Departments specialists involved in U.S. GAAP transformation preparation.

We plan to continue formalization of the U.S. GAAP transformation process in order to address the areas where adjustments were proposed in the prior year and to develop detailed checklists to facilitate the review controls over various aspects of financial statement closing process. We are also taking steps to formalize account reconciliations and analyses for significant financial statement accounts in order to enhance controls designed to prevent or timely detect financial reporting errors. We also expect to implement a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate. In addition, we plan to increase the number of specialists who are involved in the U.S. GAAP financial statement closing process.

(2) We did not design and operate effective controls over the completeness of our commitments and contingencies disclosures.

In order to remedy this material weakness, we intend to re-design and implement additional controls to facilitate the overall accuracy of the initial capture of data from contract databases at our subsidiaries.. Further we plan to implement additional review procedures designed to include timely review and validation of data captured in our commitment and contingency disclosure schedules at the subsidiaries by comparing input, on a test basis, with the underlying source documents. In addition we plan to continue to work to remediate deficiencies in our U.S. GAAP transformation process and enhance the effectiveness of review of subsidiary commitment and contingency disclosure input at a consolidation level designed specifically to identify errors in the data or lack of consistency in the application of our policies. Finally we plan to further review our process for capturing, evaluating and disclosing routine sales and purchase commitments. We also intend to redesign verification procedures of the amount of commitments under our contracts with third parties.

(3) We did not operate effective controls over the classification and reporting for transportation costs incurred by our subsidiaries.

During 2010 we redesigned the data collection forms pertaining to transportation expenses to allow us to gain complete information thereon. We also redesigned and implemented controls over completeness and correctness of the information in the data collection forms. In addition, we developed and implemented controls allowing us to detect complete chains of reissuance of transportation costs by our subsidiaries.

In order to remedy this material weakness, we plan to implement additional review focused on timely validation of the accuracy of and consistent adherence to the group’s existing policies for capturing, summarizing and reporting by our subsidiaries of information pertaining to transportation expense reimbursement. We also intend to develop a review checklist to ensure that existing required review and validation procedures are performed consistently by those involved in the consolidation adjustment process. We plan to implement additional reviews to ensure consistency in adherence to existing policies and our procedures for the elimination of intercompany transactions in our automated consolidation accounting and reporting system and to reallocate the responsibilities in the financial statement intercompany elimination process.

(4) We did not design and operate effective controls over aggregation and analysis of transactions with certain related parties, including the analysis of revenue recognition criteria and the application of the variable interest model to certain of our related parties.

In 2010 we developed detailed instructions on the methodology to identify related parties, including variable interest entities analysis. This instruction also provides guidance on gathering information and the preparation of respective footnote disclosure. Also a questionnaire for group senior management and senior management of group subsidiaries, as well as the members of the Board of Directors, was prepared and implemented in order to assist in related parties’ determination.

We intend to design and establish procedure for gathering data, which would allow us to conduct periodic comprehensive analysis of and assessment of proper U.S. GAAP reporting and disclosure for transactions with related parties. Such procedures will also include review of contracts pertaining to such transactions and analysis of revenue recognition criteria thereof, as well as analysis necessary for the application of the variable interest model to certain of our related parties.

Changes in Internal Control over Financial Reporting

Owing to the remediation activities we performed in 2010 we undertook the following efforts to address this material weakness, identified by us in 2009 that we have determined to be a material change in our Internal Control over Financial Reporting:

We did not design and operate effective controls over the accounting and reporting for business combinations

In order to remediate this material weakness we have performed the following actions:

(a) we prepared and implemented policies, procedures and controls over the accounting and financial reporting for Mergers and Acquisitions;

(b) we developed and implemented the use of a checklist for newly acquired companies, designed to ensure that all necessary information about the acquired entity important for proper purchase accounting is collected and validated;

(c) we implemented the procedures for accounting for new acquisitions that encompasses the use of the new checklist, including additional internal controls;

(d) we communicated and introduced our new policy, procedures and controls related to acquisitions in the training seminar program held for the International Reporting Department employees.

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

Except for the remediation efforts undertaken as described in Changes in Internal Control over Financial Reporting section, there have been no material changes in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2010, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2010 and 2009, respectively.

	Year Ended December 31,
	2010	2009
	(In thousands of U.S. dollars, net of VAT)

Audit Fees	11,364.0	10,817.7
Audit-related fees	65.0	—
Tax Fees	145.0	—
All Other Fees	9.0	3.0

Total	11,583.0	10,820.7

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

Other Fees

Other fees include subscription and training fees.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2010 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our shares, GDSs or ADSs in 2010.

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
Audit committee must have a minimum of three members and have a written charter specifying the committee’s purpose, an annual performance evaluation and its duties and responsibilities. (Section 303A.07(a) and(b)).
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
We comply with this requirement.

PART III

Item 17.	Financial Statements

See instead “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit
No.	Description

1.1	Charter of Mechel OAO (new version) registered on November 18, 2010
1.2	Amendment to Charter of Mechel OAO registered on January 12, 2011
8.1	Subsidiaries of Mechel
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of independent registered public accounting firm
23.2	Consent of Marston & Marston, Inc.
23.3	Consent of Weir International, Inc.

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

Mechel OAO

By:	/s/ EVGENY V. MIKHEL
Name:     Evgeny V. Mikhel

Title:	Chief Executive Officer

Date: April 12, 2011

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As more fully described in Note 2(h) to the consolidated financial statements, the value of property, plant, and equipment pertaining to non-controlling shareholders in the accounting for acquisitions of various subsidiaries before January 1, 2009 has been recorded at appraised values rather than at historical cost as then required by accounting principles generally accepted in the United States.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2(gg) to the consolidated financial statements, effective January 1, 2009, the Group adopted both the Financial Accounting Standards Board’s Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation — Overall) relating to the presentation and accounting for noncontrolling interests and the Financial Accounting Standards Board’s Statement No. 141(R), Business Combinations (primarily codified in ASC 805-10, Business Combinations — Overall) relating to the presentation and accounting for business combinations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2011 expressed an adverse opinion thereon.

/s/ Ernst & Young LLC
Moscow, Russia

April 12, 2011

MECHEL OAO
Consolidated Balance Sheets

	Notes		December 31, 2010	December 31, 2009
			(In thousands of U.S. dollars,
			except share amounts)

ASSETS
Cash and cash equivalents	4		$340,800	$414,696
Accounts receivable, net of allowance for doubtful accounts of $52,785 in 2010 and $66,764 in 2009	5		529,107	348,323
Due from related parties	9		682,342	105,076
Inventories	6		1,866,626	1,035,786
Deferred income taxes	19		34,480	21,812
Short-term investments in related parties	9		—	5,855
Prepayments and other current assets	7		737,651	551,735

Total current assets			4,191,006	2,483,283
Long-term investments in related parties	8		8,764	86,144
Other long-term investments	9		14,624	23,563
Property, plant and equipment, net	10		5,413,086	4,471,375
Mineral licenses, net	11		4,971,728	5,133,105
Other non-current assets	12		178,471	67,294
Deferred income taxes	19		9,564	24,173
Goodwill	3	(i)	988,785	894,374

Total assets			$15,776,028	$13,183,311

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	13		$2,077,809	$1,923,049
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services			647,033	473,903
Advances received			243,069	156,126
Accrued expenses and other current liabilities			264,746	170,056
Taxes and social charges payable			244,782	169,695
Unrecognized income tax benefits	19		4,266	17,172
Due to related parties	9		96,694	13,500
Asset retirement obligation, current portion	15		7,004	5,772
Deferred income taxes	19		28,276	18,550
Pension obligations, current portion	16		34,596	31,717
Dividends payable			1,639	4,919
Finance lease liabilities, current portion	17		49,665	35,965

Total current liabilities			3,699,579	3,020,424
Long-term debt, net of current portion	13		5,240,620	4,074,458
Asset retirement obligations, net of current portion	15		49,216	53,923
Pension obligations, net of current portion	16		153,472	152,272
Deferred income taxes	19		1,516,422	1,453,480
Finance lease liabilities, net of current portion	17		130,367	58,694
Commitments and contingencies	24
Other long-term liabilities			35,341	39,371
Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2010 and 2009)	18		133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2010 and 2009)	18		25,314	25,314
Additional paid-in capital			862,126	874,327
Accumulated other comprehensive loss			(200,983)	(172,400)
Retained earnings			3,822,861	3,188,973

Equity attributable to shareholders of Mechel OAO			4,642,825	4,049,721

Non-controlling interests	3	(j)	308,186	280,968

Total equity			4,951,011	4,330,689

Total liabilities and equity			$15,776,028	$13,183,311

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Income and Comprehensive Income (Loss)

			Year Ended December 31,
	Notes		2010	2009	2008
			(In thousands of U.S. dollars,
			except share and per share amounts)

Revenue, net (including related party amounts of $686,172, $107,104 and $68,328 during 2010, 2009 and 2008, respectively)			$9,746,036	$5,754,146	$9,950,705
Cost of goods sold (including related party amounts of $1,225,802, $123,443 and $12,213 during 2010, 2009 and 2008, respectively)			(6,149,310)	(3,960,693)	(5,260,108)

Gross profit			3,596,726	1,793,453	4,690,597
Selling, distribution and operating expenses:
Selling and distribution expenses			(1,435,283)	(1,062,810)	(1,348,989)
Taxes other than income tax	20		(110,759)	(105,203)	(116,590)
Accretion expense	15		(6,545)	(7,398)	(6,078)
Loss on write-off of property, plant and equipment	10		(10,776)	(20,940)	(4,323)
Recovery of allowance (allowance) for doubtful accounts	7		11,933	38,019	(103,632)
General, administrative and other operating expenses	21		(513,089)	(389,477)	(554,716)

Total selling, distribution and operating expenses			(2,064,519)	(1,547,809)	(2,134,328)

Operating income			1,532,207	245,644	2,556,269
Other income and (expense):
Income from equity investments	8		1,184	1,200	717
Interest income			17,167	21,445	11,614
Interest expense			(558,397)	(498,986)	(324,083)
Foreign exchange loss			(14,544)	(174,336)	(877,428)
Other (expenses) income, net	22		(8,987)	500,257	(18,821)

Total other income and (expense), net			(563,577)	(150,420)	(1,208,001)

Income from continuing operations, before income tax	19		968,630	95,224	1,348,268
Income tax expense	19		(276,656)	(18,893)	(118,887)

Net income			691,974	76,331	1,229,381
Less: Net income attributable to non-controlling interests	3	(j)	(34,761)	(2,590)	(88,837)

Net income attributable to shareholders of Mechel OAO			657,213	73,741	1,140,544

Less: Dividends on preferred shares	18		(8,780)	(134,498)	—

Net income (loss) attributable to common shareholders of Mechel OAO			$648,433	$(60,757)	$1,140,544

Net income			$691,974	$76,331	$1,229,381
Currency translation adjustment			(26,218)	(325,353)	(289,633)
Change in pension benefit obligation			(9,466)	(10,155)	87,659
Adjustment of available-for-sale securities			4,838	(5,178)	(6,571)

Comprehensive income (loss)			661,128	(264,355)	1,020,836

Comprehensive (income) loss attributable to non-controlling interests			(32,498)	6,759	(26,822)

Comprehensive income (loss) attributable to shareholders of Mechel OAO			$628,630	$(257,596)	$994,014

Basic and diluted earnings (loss) per share:	18
Earnings (loss) per share from continuing operations			$1.56	$(0.15)	$2.74

Net income (loss) per share			$1.56	$(0.15)	$2.74

Weighted average number of shares outstanding			416,270,745	416,270,745	416,270,745

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Cash Flows

			Year Ended December 31,
	Notes		2010	2009	2008
			(In thousands of U.S. dollars)

Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO			$657,213	$73,741	$1,140,544
Net income attributable to non-controlling interests			34,761	2,590	88,837

Net income			691,974	76,331	1,229,381
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10		329,959	321,117	360,587
Depletion and amortization			144,621	85,558	102,710
Foreign exchange loss			14,544	174,336	877,428
Deferred income taxes	19		75,395	(31,665)	(403,816)
(Recovery of allowance) allowance for doubtful accounts	5, 7		(10,567)	(38,019)	103,632
Change in inventory reserves	6		(20,225)	(186,263)	278,176
Accretion expense	15		6,545	7,398	6,078
Loss on write-off of property, plant and equipment	10		10,776	20,940	4,323
Change in undistributed earnings of equity investments	8		(1,184)	(1,200)	(717)
Non-cash interest on long-term tax and pension liabilities	16		14,409	15,954	18,426
Loss on sale of property, plant and equipment			1,016	2,789	15,641
Loss (gain) on sale of investments	22		2,589	(155)	(4,568)
Gain on discharged asset retirement obligations			(10,967)	(9,595)	—
Gain on accounts payable with expired legal term	22		(5,523)	(2,571)	(2,370)
Gain on forgiveness of fines and penalties	22		—	(1,241)	—
Amortization of loan origination fee			41,970	42,561	28,102
Loss (gain) resulting from remeasurement of contingent obligation	3	(e)	1,630	(494,238)	—
Pension benefit plan curtailment gain	16		(13,910)	(37,717)	(23,421)
Gain from bargain purchase			(7,515)	—	—
Remeasurement of equity interest			2,044	—	—
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	16		6,946	7,032	9,745

Net change before changes in working capital			1,274,527	(48,648)	2,599,337

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable			(148,199)	97,272	(140,545)
Inventories			(761,717)	481,307	(658,930)
Trade payable to vendors of goods and services			43,869	(100,069)	594,639
Advances received			86,047	30,516	(6,230)
Accrued taxes and other liabilities			142,757	38,450	(8,353)
Settlements with related parties			(506,676)	(77,380)	(9,308)
Deferred revenue and cost of inventory in transit, net			437	10,548	(16,591)
Other current assets			(260,529)	131,273	(79,196)
Advanced payments to non-state pension funds			(4,922)	7,545	4,254
Unrecognized income tax benefits			(12,965)	(9,145)	(49,136)

Net cash (used in) provided by operating activities			(147,371)	561,669	2,229,941

MECHEL OAO

Consolidated Statements of Cash Flows — (Continued)

			Year Ended December 31,
	Notes		2010	2009	2008
			(In thousands of U.S. dollars)

Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired	3	(g)	—	—	(1,439,600)
Acquisition of Ductil Steel S.A., less cash acquired	3	(f)	—	—	(197,621)
Acquisition of HBL, less cash acquired	3	(d)	—	(8,387)	(14,593)
Advances paid for the BCG Companies	8		—	—	(438,623)
Acquisition of the BCG Companies, less cash acquired	3	(e)	—	4,908	—
Acquisition of TPP Rousse, less cash acquired	3	(a)	(70,197)	—	—
Acquisition of SC Donau Commodities SRL, less cash acquired	3	(c)	(11,040)	—	—
Acquisition of Ramateks, less cash acquired	3	(b)	(2,640)	—	—
Acquisition of other subsidiaries, less cash acquired			(5,621)	(8,022)	—
Investments in asset trust management			—	(45,592)	—
Proceeds from asset trust management			7,126	38,720	—
Proceeds from disposal of investments in affiliates			2,834	2,343	—
Proceeds from disposal of securities			9,346	6,913	7,457
Short-term loans issued and other investments			(275,811)	(137,276)	—
Proceeds from short-term loans issued			207,132	46,803	930
Proceeds from disposals of property, plant and equipment	8		9,768	2,403	3,644
Purchases of mineral licenses			—	(2,299)	(4,344)
Purchases of property, plant and equipment			(990,100)	(610,445)	(1,166,987)

Net cash used in investing activities			(1,119,203)	(709,931)	(3,249,737)

Cash Flows from Financing Activities
Proceeds from short-term borrowings			4,529,461	1,412,000	5,593,547
Repayment of short-term borrowings			(5,682,814)	(3,704,128)	(3,856,110)
Dividends paid	18		(23,325)	(208,066)	(467,916)
Proceeds from long-term debt			3,651,911	3,022,998	99,377
Repayment of long-term debt			(1,191,909)	(99,225)	(21,388)
Acquisition of non-controlling interest in subsidiaries	3	(j)	(17,481)	(14,631)	(51,346)
Repayment of obligations under finance lease			(55,718)	(33,514)	(48,541)

Net cash provided by financing activities			1,210,125	375,434	1,247,623

Effect of exchange rate changes on cash and cash equivalents			(17,447)	(67,315)	(209,767)

Net (decrease) increase in cash and cash equivalents			(73,896)	159,857	18,060
Cash and cash equivalents at beginning of period	4		414,696	254,839	236,779

Cash and cash equivalents at end of period	4		$340,800	$414,696	$254,839

Supplementary Cash Flow Information
Interest paid, net of amount capitalized			$(565,235)	$(383,385)	$(266,010)
Income taxes (paid) received, net			$(209,991)	$27,233	$(750,863)
Non-cash Activities
Acquisition of equipment under finance lease	17		$141,541	$19,741	$10,637
Issuance of preferred shares for the acquisition of the BCG Companies	3	(e)	$—	$496,159	$—
Contingent consideration recognized upon the acquisition of the BCG Companies	3	(e)	$—	$514,607	$—

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statement of Changes in Equity

									Equity
							Accumulated		Attributable
							Other		to Share-
						Additional	Comprehensive		holders of	Non-
		Common Shares		Preferred Shares		Paid-In	(Loss)	Retained	Mechel	Controlling	Total
	Notes	Shares	Amount	Shares	Amount	Capital	Income	Earnings	OAO	Interests	Equity
		(In thousands of US dollars, except share numbers)

Balance at December 31, 2007		416,270,745	$133,507	—	$—	$415,070	$305,467	$2,650,889	$3,504,933	$300,523	$3,805,456

Net income		—	—	—	—	—	—	1,140,544	1,140,544	88,837	1,229,381
Dividends	18	—	—	—	—	—	—	(468,135)	(468,135)	—	(468,135)
Cumulative translation adjustment		—	—	—	—	—	(227,618)	—	(227,618)	(62,015)	(289,633)
Adjustment of available-for-sale securities		—	—	—	—	—	(6,571)	—	(6,571)	—	(6,571)
Change in pension benefit obligation		—	—	—	—	—	87,659	—	87,659	—	87,659
Acquisitions of non-controlling interests		—	—	—	—	—	—	—	—	(36,496)	(36,496)

Balance at December 31, 2008		416,270,745	$133,507	—	$—	$415,070	$158,937	$3,323,298	$4,030,812	$290,849	$4,321,661

Net income		—	—	—	—	—	—	73,741	73,741	2,590	76,331
Dividends	18	—	—	—	—	—	—	(208,066)	(208,066)	—	(208,066)
Cumulative translation adjustment		—	—	—	—	—	(316,004)	—	(316,004)	(9,349)	(325,353)
Adjustment of available-for-sale securities		—	—	—	—	—	(5,178)	—	(5,178)	—	(5,178)
Change in pension benefit obligation		—	—	—	—	—	(10,155)	—	(10,155)	—	(10,155)
Acquisitions of non-controlling interests		—	—	—	—	(11,588)	—	—	(11,588)	(3,122)	(14,710)
Issuance of preferred shares		—	—	83,254,149	25,314	470,845	—	—	496,159	—	496,159

Balance at December 31, 2009		416,270,745	$133,507	83,254,149	$25,314	$874,327	$(172,400)	$3,188,973	$4,049,721	$280,968	$4,330,689

Net income		—	—	—	—	—	—	657,213	657,213	34,761	691,974
Dividends	18	—	—	—	—	—	—	(23,325)	(23,325)	—	(23,325)
Cumulative translation adjustment		—	—	—	—	—	(23,955)	—	(23,955)	(2,263)	(26,218)
Adjustment of available-for-sale securities		—	—	—	—	—	4,838	—	4,838	—	4,838
Change in pension benefit obligation		—	—	—	—	—	(9,466)	—	(9,466)	—	(9,466)
Acquisitions of non-controlling interests		—	—	—	—	(12,201)	—	—	(12,201)	(5,280)	(17,481)

Balance at December 31, 2010		416,270,745	$133,507	83,254,149	$25,314	$862,126	$(200,983)	$3,822,861	$4,642,825	$308,186	$4,951,011

See accompanying notes to consolidated financial statements

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009, and for each of the three years in the period ended
December 31, 2010
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

				Interest in Voting
			Date Control	Stock Held by
		Core	Acquired/ Date of	the Group at December 31,
Name of Subsidiary	Registered in	Business	Incorporation (*)	2010	2009	2008

Mechel International Holdings GmBH (MIH)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	100.0%	100.0%	100.0%
Mechel Trading House (MTH)	Russia	Trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	Jan 21, 1999	96.6%	95.9%	95.4%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.5%	74.5%	74.5%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	94.2%	94.2%	94.2%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	84.1%	84.1%	84.1%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	91.4%	91.4%	91.4%
Mechel Targoviste S.A.	Romania	Steel products	Aug 28, 2002	86.6%	86.6%	86.6%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	85.6%	85.6%	85.6%
Mechel Campia Turzii S.A.	Romania	Steel products	June 20, 2003	86.6%	86.6%	86.6%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Energo	Russia	Power trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	97.1%	97.1%	97.1%
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Izhstal	Russia	Steel products	May 14, 2004	88.4%	88.4%	88.4%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	90.4%
Mechel Service**	Russia	Trading	May 5, 2005	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec 20, 2005	100.0%	100.0%	100.0%
Metals Recycling	Russia	Scrap collecting	March 14, 2006	100.0%	100.0%	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	99.5%	99.5%	99.5%

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Interest in Voting
			Date Control	Stock Held by
		Core	Acquired/ Date of	the Group at December 31,
Name of Subsidiary	Registered in	Business	Incorporation (*)	2010	2009	2008

Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.3%	98.3%	98.3%
Mechel Finance	Russia	Corporate finance	June 6, 2007	100.0%	100.0%	100.0%
Kuzbass Power Sales Company (KPSC)	Russia	Power sales	June 30, 2007	72.1%	72.1%	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%	100.0%	100.0%
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%	100.0%	100.0%
Mechel-Carbon	Switzerland	Trading	April 2, 2008	100.0%	99.2%	90.0%
Ductil Steel S.A. (Ductil Steel)	Romania	Steel products	April 8, 2008	100.0%	100.0%	100.0%
Oriel Resources Plc. (Oriel)	Great Britain	Chrome and nickel	Apr 17, 2008	100.0%	100.0%	100.0%
Mechel-Mining OAO	Russia	Holding	April 18, 2008	98.69%	98.44%	—
HBL Holding GmbH (HBL)	Germany	Trading	Sept 26, 2008	100.0%	100.0%	100.0%
The BCG Companies	USA	Coal mining	May 7, 2009	100.0%	100.0%	—
Laminorul S.A.	Romania	Steel products	Feb 25, 2010	90.9%	—	—
Ramateks	Turkey	Trading	June 18, 2010	100.0%	—	—
Toplofikatsia Rousse (TPP Rousse)	Bulgaria	Power generation	Dec 9, 2010	100.0%	49.0%	49.0%

*	Date, when a control interest was acquired or a new company established by either the Group or Controlling Shareholders.

**	On March 10, 2009, a new subsidiary of Mechel OAO, Mechel Service Global B.V., was incorporated.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Basis of presentation

The formation of Mechel and contribution of the subsidiaries’ shares into Mechel’s capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner akin to a pooling for the periods presented.

(d)	Business

The Group operates in four business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and coke), ferroalloy (comprising nickel, chrome and ferrosilicon) and power (comprising electricity and heat power), and conducts operations in Russia, Turkey, Kazakhstan, the USA and Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel, mining, ferroalloy and power group. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvement programs and business acquisitions. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

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

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) 2009-01 (“ASU 2009-01”). ASU 2009-01, also issued as FASB statement of Financial Accounting Standards (“SFAS”) 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, is effective for financial statements issued after September 15, 2009. ASU 2009-01 requires that the FASB’s Accounting Standards Codification (“ASC”) become the single source of authoritative U.S. GAAP principles recognized by the FASB. The Group adopted ASU 2009-01 and changed references to U.S. GAAP in its consolidated financial statements issued for the year ended December 31, 2009. The adoption of ASU 2009-01 did not have an impact on the Group’s consolidated financial position or results of operations.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Effective January 1, 2010, the Group adopted required changes to consolidation guidance for variable interest entities that require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. These changes to the consolidation guidance defined the primary beneficiary of a variable interest entity as the enterprise that has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity, or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. In addition, the required changes provide guidance on shared power and joint venture relationships, remove the scope exemption for qualified special purpose entities, revise the definition of a variable interest entity, and require additional disclosures.

The adoption of the above mentioned changes to consolidation guidance did not have impact on the consolidated financial statements of the Group. The Group does not have significant consolidated variable interest entities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Non-controlling interest

Non-controlling interests in the net assets and net results of consolidated subsidiaries are shown under the “Non-controlling interests” and “Net income attributable to non-controlling interests” lines in the accompanying consolidated balance sheets and statements of income and comprehensive income (loss), respectively. Losses attributable to the Group and the non-controlling interests in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable the Group and the non-controlling interests, are to be attributed to those interests. That is, the non-controlling interests continue to be attributed to its share of losses even if that attribution results in a deficit non-controlling interest balance.

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

The Group has determined its reporting currency to be the U.S. dollar. The functional currencies for Russian, Romanian, Kazakh, German, Bulgarian and Turkish subsidiaries of the Group are the Russian ruble, the Romanian lei, the Kazakh tenge, euro, the Bulgarian lev and the Turkish lira, respectively. The U.S. dollar is the functional currency of the other international operations of the Group.

The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income. Mechel’s Russian, Romanian, Kazakh, German, Bulgarian and Turkish subsidiaries translate local currencies into U.S. dollars using the current rate method as prescribed by FASB ASC 830, “Foreign Currency Matters” (“ASC 830”), for all periods presented.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Mining assets and processing plant and equipment are those assets, including construction in progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (refer to Note 2(k)), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statements of income and comprehensive income (loss).

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

In 2008, the Group established a policy, according to which the Group would engage independent mining engineers to review its proven and probable reserves at least every three years unless circumstances or additional factors warrant an additional analysis. This policy does not change the Group’s approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that continue to involve independent mining engineers. The Group engaged independent mining engineers to estimate the Group’s proven and probable reserves as of December 31, 2010, but not as of December 31, 2009, except for those related to newly acquired subsidiaries. The Group’s proven and probable reserve estimates as of that date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

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

The Group has numerous asset retirement obligations associated with its core business activities. The Group is required to perform these obligations under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general resources at the time of removal. The Group’s asset retirement obligations primarily relate to mining and steel production facilities with related landfills, dump areas and mines. The Group’s estimates of these obligations are based on current regulatory or license requirements, as well as forecasted dismantling and other related costs. Asset retirement obligations are calculated in accordance with the provisions of FASB ASC 410, “Asset Retirement and Environmental Obligations” (“ASC 410”).

In order to calculate the amount of asset retirement obligations, the expected cash flows are discounted using the estimate of credit-adjusted risk-free rate as required by ASC 410. The credit-adjusted risk-free rate is calculated as a weighted average of risk-free interest rates for Russian Federation bonds or the U.S. treasury bonds depending on the location of the assets with maturity dates that are similar with the expected timing of when the asset retirement activities will be performed, adjusted for the effect of the Group’s credit standing.

(n)	Long-lived assets impairment, including definite-lived intangibles and goodwill

The Group follows the requirements of FASB ASC 360, “Property, Plant and Equipment” (“ASC 360”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and FASB ASC 350, “Intangibles — Goodwill and Other” (“ASC 350”), with respect to impairment of goodwill and intangibles. The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by ASC 350 and ASC 360. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and impairment charge is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

When performing impairment tests, the Group uses assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs as well as capital expenditures and working capital requirements during the forecasted period. The Group estimates discount rates using after-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Group’s growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. While impairment of long-lived assets does not affect reported cash flows, it does result in a non-cash charge in the consolidated statements of income and comprehensive income (loss), which could have a material adverse effect on the Group’s results of operations or financial position.

The Group performed an impairment analysis of long-lived assets, including definite-lived intangibles and goodwill at all major Group’s subsidiaries as of December 31, 2010. Cash flow forecasts used in the test were based on the assumptions as of December 31, 2010. The forecasted period for non-mining subsidiaries of the Group was assumed to be seven years to reach stabilized cash flows, and the value beyond the forecasted period was based on the terminal growth rate of 2.5%. For mining subsidiaries of the Group the forecasted period was based on the remaining life of the mines. Cash flows projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2011-2017 that were used in cash flow projections were as follows:

Region	2011	2012	2013	2014	2015	2016	2017

Russia	9%	8%	7%	6%	6%	6%	6%
USA	3%	3%	3%	2%	2%	2%	2%
Bulgaria	4%	4%	4%	4%	4%	4%	4%
Romania	4%	4%	4%	4%	4%	4%	4%
Other European countries	2%	2%	2%	2%	2%	2%	2%
Kazakhstan	9%	8%	7%	6%	6%	6%	6%

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flows projections, the Group used similar discount rates for Russia, Eastern Europe, Kazakhstan, and the USA, assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2010 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2011	2012	2013	2014	2015	2016	2017

Discount rate	12.68%	12.27%	11.79%	11.38%	10.97%	10.55%	10.14%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group for all major subsidiaries as of December 31, 2010, no impairment loss was recognized.

Based on the sensitivity analysis carried out as of December 31, 2010, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that the Group would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	1.6% decrease in future planned revenues;

•	0.6% point increase in discount rates for each year within the forecasted period;

•	1.0% point decrease in cash flows growth rate after the forecasted period.

The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

(o)	Finance lease

The cost of equipment acquired under the capital (finance) lease contracts is measured at the lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet at the measured amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review as described in 2(n). Capital lease liabilities are divided into long-term and current portions based on the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included into depreciation charge for the period.

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

Market value is the estimated price, at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale. The Group determines market value of inventories for a group of items of inventories with similar characteristics. The term “market” means current replacement cost not to exceed net realizable value (selling price less reasonable estimable costs of completion and disposal) or

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be less than net realizable value adjusted for a normal profit margin. Market value for each group is compared with an acquisition/manufacturing cost, and the lower of these values is used to determining the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of income and comprehensive income (loss). When inventories are written down below cost at the close of a fiscal year, such reduced amount is considered the cost basis for subsequent accounting purposes.

(q)	Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when cash received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. The Group reviews the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, the Group applies specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities), are written-off against allowance or charged off to operating expenses (if no allowance was created in previous periods). The Group’s standard credit terms vary from 30 to 60 days. The Group also extends the credit terms to its related party customers from 30 up to 180 days. The Group monitors collectibility of accounts receivable, including those from its related parties, on an ongoing basis primarily through review of the accounts receivable aging to determine whether accounts receivable are a concern.

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

In 2009, contribution to the Russian pension fund together with other social contributions were included within a unified social tax (“UST”), which was calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280 thousand Russian rubles (or approximately $9) to 104.8 thousand Russian rubles plus 2% (applied to the part of the annual gross salary above 600 thousand Russian rubles) to the annual gross remuneration of each employee. UST is allocated to three social funds (including the Russian pension fund), where the rate of contributions to the Russian pension fund varies from 14% (applied to the part of the annual gross salary below 280 thousand Russian rubles) to 56.8 thousand Russian rubles (applied to the part of the annual gross salary exceeding 600 thousand Russian rubles). Contributions to the Russian pension fund for the years ended December 31, 2010, 2009 and 2008 were $134,579, $75,164 and $102,827, respectively.

In 2010, some changes were introduced to the Russian tax legislation. The UST was replaced by the direct insurance contributions to the national extra-budgetary funds. In 2010, the total rate of social contributions was 26%: contributions to the Russian pension fund in the amount of 20% of the annual gross salary of each employee, contributions to the fund of obligatory medical insurance in the amount of 3.1%, and

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contributions to the social insurance fund in the amount of 2.9%. These rates are applied to part of the annual gross salary below 415 thousand Russian rubles (approximately $13.6) for each employee and 0% thereafter.

In 2011, the contributions to the Russian pension fund and the fund of obligatory medical insurance will be further increased to 26% and 5.1%, respectively. These rates will be applied to part of annual gross salary below 463 thousand Russian rubles (approximately $15.2). Annual gross salaries exceeding that amounts will be non-taxable.

The BCG Companies contribute to multiemployer defined benefit pension plans sponsored by the United Mine Workers of America (“UMWA”) labor union. The amount of contributions to the UMWA based on the number of employees, a specified rate and the total number of employee hours worked for the year ended December 31, 2010 was $4,238, and for the period from the acquisition date through December 31, 2009 was approximately $2,000.

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

The Group’s U.S. subsidiaries adopted the FASB ASC 715, “Compensation — Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated postretirement benefit obligation (“APBO”) was recognized at the acquisition of the U.S. subsidiaries on May 7, 2009 (refer to Note 3(e)). The APBO represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement (refer to Note 16).

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

Revenue is recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

Revenues are inflows from sales of goods that constitute ongoing major operations of the Group and are reported as such in the consolidated statement of income and comprehensive income (loss). Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of income and comprehensive income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group is involved in re-selling goods and services produced or rendered by other entities. Revenues are reported based on the gross amount billed to the customer when the Group has earned revenue as a principal from the sale of goods or services, or the net amount retained (that is, the amount billed to the customer reduced by the amount billed by the supplier) when the Group has earned a commission or fee as an agent. The Group evaluates the relevant facts and circumstances and takes into consideration the following factors in determining whether to recognizes revenue on a gross basis: (1) the Group is the primary obligor in the arrangement; (2) the Group has general inventory risk including customer returns; (3) the Group has latitude in establishing price; (4) the Group changes the product or performs part of the service; (5) the Group has discretion in supplier selection; (6) the Group is involved in the determination of product or service specifications; (7) the Group has physical loss inventory risk; (8) the Group has credit risk. Otherwise, revenues are reported net when the Group performs as an agent or a broker without assuming the risks and rewards of ownership of goods. The evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. This accounting policy of reporting revenue gross as a principal versus net as an agent has no effect on gross profit, income from continuing operations before taxes, or net income.

In the situation when the Group act as a supplier and as a buyer with the same counterparty, the Group analyzes the respective purchase and sales agreements to identify whether these transactions were concluded in contemplation with each other and, therefore, should be combined for accounting purposes deferring the revenue recognition to the point when the earnings process has culminated.

In the Power segment (refer to Note 23), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

(u)	Advertising costs

Advertising costs are expensed as incurred. During the years ended December 31, 2010, 2009 and 2008, the amounts of advertising costs were insignificant.

(v)	Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $918,231, $689,777 and $842,475 for the years ended December 31, 2010, 2009 and 2008, respectively.

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

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

penalties, accounting in interim periods, disclosure and transition. As of December 31, 2010 and 2009, the Group included accruals for unrecognized income tax benefits totaling $4,266 and $17,172, including interest and penalties of $717 and $7,928, as a component of accrued liabilities, respectively. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes.

(x)	Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2010, 2009 and 2008, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of the ASC 715. In accordance with ASC 715, the Group recognizes actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2010 and 2009, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses.

Accumulated other comprehensive loss is comprised of the following components:

	December 31, 2010	December 31, 2009

Cumulative currency translation adjustment	(239,769)	(215,814)
Unrealized losses on available-for-sale securities	(936)	(5,774)
Pension adjustments, net of related income taxes of $6,792 in 2010	39,722	49,188

Total accumulated other comprehensive loss	(200,983)	(172,400)

(y)	Stock-based compensation

The Group applies the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2010, 2009 and 2008, the Group did not enter in any employee stock-compensation arrangements.

(z)	Segment reporting

According to FASB ASC 280, “Segment Reporting” (“ASC 280”), segment reporting follows the internal organizational and reporting structure of the Group. The Group’s operations are presented in four business segments as follows:

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, and hardware;

•	Mining segment, comprising production and sales of coal (coking and steam), coke products and iron ore, which supplies raw materials to the Steel, Ferroalloy and Power segments and also sells substantial amounts of raw materials to third parties;

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity, gas and heat power to the Steel, Ferroalloy and Mining segments;

•	Ferroalloy segment, comprising production and sales of nickel, chrome and ferrosilicon, which supplies raw materials to the Steel segment and also sells substantial amounts of raw materials to third parties.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(aa)	Financial instruments

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2010 and 2009. For long-term borrowings, the difference between fair value and carrying value is shown in Note 14. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (refer to Note 8).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dd)	Derivative instruments and hedging activities

The Group recognizes its derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2010, 2009 and 2008, the Group did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument held by the Group is recognized currently in income. There were no significant gains or losses related to the change in the fair value of derivative instruments included in the net foreign exchange gain (loss) in the accompanying consolidated statements of income and comprehensive income (loss) for each of the three years in the period ended December 31, 2010. There were no foreign currency forward and options contracts outstanding as of December 31, 2010 and 2009.

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

Available-for-sale securities

Investments (debt or equity), which are not classified as held-to-maturity or trading are classified as available-for-sale. Change in their fair value is reflected in other comprehensive income (loss).

Recoverability of equity method and other investments

Management periodically assesses the recoverability of the Group’s equity method and other investments. For investments in publicly traded entities, readily available quoted market prices are an indication of the fair value of the investments. For investments in non-publicly traded entities, if an identified event or change in circumstances requires an evaluation, management assesses their fair value based on valuation techniques including discounted cash flow estimates or sales proceeds, external appraisals and market prices of similar investments as appropriate.

Management considers the assumptions that a hypothetical market place participant would use in his analysis of discounted cash flows models and estimates of sales proceeds. If an investment is considered to be impaired and the decline in value is other than temporary, the Group records an impairment loss.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

		Year End Rates*			Average Exchange Rates* for the
	At April 12,	at December 31,			Years Ended December 31,
Currency	2011	2010	2009	2008	2010	2009	2008

Russian ruble	27.98	30.48	30.24	29.38	30.37	31.72	24.86
Euro	0.69	0.76	0.70	0.71	0.75	0.72	0.68
Romanian lei	2.84	3.20	2.94	2.83	3.18	3.04	2.52
Kazakh tenge	145.40	147.40	148.36	120.77	147.34	147.51	120.33
Bulgarian lev	1.36	1.46	1.36	1.40	1.48	1.41	1.33
Turkish lira	1.51	1.54	1.49	1.53	1.51	1.56	1.55

(*)	Exchange rates shown in local currency units for one U.S. dollar

The majority of the balances and operations not already denominated in the reporting currency were denominated in the Russian ruble, euro, Romanian lei, Kazakh tenge, Bulgarian lev and Turkish lira.

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia (“CBR”) and are generally considered to be a reasonable approximation of market rates.

(gg)	Recently issued accounting pronouncements

Following the Codification, FASB no longer issues new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it issues Accounting Standards Updates, or ASUs, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) 2010-06 (“ASU 2010-06”), “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) that amends the FASB’s Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASU 2010-06 requires separate disclosure of significant transfers between Level 1 and Level 2 fair value measurement inputs and a description of the reasons for the transfers. Additionally, the entity is required to present separately information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation for fair value measurements using Level 3 inputs. ASU 2010-06 also clarifies that the fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial position. The entity also is required to provide information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring instruments classified as either Level 2 or Level 3. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value measurements that are effective for interim and annual periods beginning after December 15, 2010. The Group adopted ASU 2010-06

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

starting from January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements that will be adopted starting from January 1, 2011. The adoption of ASU 2010-06 did not have a material effect on the Group’s financial position, results of operations or cash flows.

Subsequent Events

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”). ASU 2010-09 amends ASC 855, “Subsequent Events” (“ASC 855”), removing the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated both in issued and revised financial statements. ASU 2010-09 is effective upon issuance. The adoption of ASU 2010-09 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”). The disclosures will provide financial statement users with additional information about the nature of credit risks inherent in entities’ financing receivables, how credit risk is analyzed and assessed when determining the allowance for credit losses and the reasons for the change in the allowance for credit losses. ASU 2010-20 also introduces a new terminology, in particular, the term financial receivables. In January, 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20”, where the effective date of the amendments related to the disclosures as of the end of a reporting period about troubled debt restructurings for public entities, issued in ASU 2010-20, was deferred and anticipates to be effective for interim and annual periods ending after June 15, 2011. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The Group will adopt ASU 2010-20 in 2011 and does not expect that it will have a material impact on the Group’s financial position and results of operations.

Intangibles — Goodwill and Other

In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The Group will initially adopt ASU 2010-28 in 2011 and does not expect that it will have a material impact on the Group’s financial position and results of operations.

Pro Forma Information for Business Combinations

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combining business as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period only. The amendments in ASU 2010-29 also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The Group will initially adopt ASU 2010-29 for the 2011 annual reporting and does not expect that it will have a material impact on the Group’s financial position and results of operations.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the financial position, results of operations or cash flows of the Group.

Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated balance sheet and the consolidated statement of income and comprehensive income (loss) under transactions with related parties and have no impact on net income or equity.

As described above, the Group prospectively adopted authoritative guidance related to non-controlling interest included in ASC 810 with the exception of the presentation and disclosure requirements, which were adopted retrospectively. ASC 810 requires the non-controlling interests to be classified as a separate component of equity, net income and cash flows.

3.	ACQUISITIONS, INVESTMENTS AND DISPOSALS

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2008 and December 31, 2010.

(a)	Toplofikatsia Rousse

On December 17, 2007, the Group acquired a 49% interest in Toplofikatsia Rousse (“TPP Rousse”), a power plant located in Rousse, Republic of Bulgaria, for $73,539 paid in cash. The purchase of 49% shares was accounted for using the equity method of accounting and was included within long-term investments in related parties until December 9, 2010 (refer to Note 9 (e)).

On December 9, 2010, the Group acquired remaining 51% of the common shares of TPP Rousse for $71,932 paid in cash. As a result the Group increased its share in the share capital of TPP Rousse up to 100% from the previously owned 49%.

The acquisition of the remaining stake in TPP Rousse is in line with the Group’s strategy to further develop its power segment. It provides new opportunities for distribution and sale of electric power in European market and will strengthen Group’s position in power industry.

The acquisition of 51% was accounted for using the purchase method of accounting. The results of operations of TPP Rousse are included in the consolidated financial statements from the date of acquisition of control, December 9, 2010. The purchase price allocation is preliminary, pending the receipt of the final

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

property, plant and equipment and other identifiable assets appraisal. The following table summarizes the historical values of assets and liabilities acquired at the date of acquisition of control:

December 9, 2010

Cash and cash equivalents	1,735
Other current assets	10,934
Property, plant and equipment	58,313
Other non-current assets	154
Current liabilities	(29,414)
Non-current liabilities	(3,575)
Deferred income taxes	(1,691)

Fair value of net assets acquired	36,456
Goodwill	104,586

Total investment	141,042

As of the date of acquisition of control, the previously held equity interest was remeasured at the fair value in accordance with ASC 805. The remeasurement of equity interest resulted in a loss of $2,044, which was recognized in the consolidated statement of income and comprehensive income for the year ended December 31, 2010.

Goodwill of $104,586 (subject to the purchase price allocation finalization) arising from the Group’s acquisition of TPP Rousse represents expected benefits from the synergies related to the vertical integration of the Group’s business and expansion into additional markets for steam coal, which is used to fuel power plants in the European Union. TPP Rousse is included in the Power segment.

(b)	Ramateks

On June 18, 2010, the Group acquired 100% of the shares of Ramateks group of companies (“Ramateks”) for a consideration of $3,000 paid in cash. Ramateks includes two trading entities selling primarily steel products in Turkey. The acquisition is consistent with the Group’s program to expand its sales network and enlarge its client base.

This acquisition was accounted for using the purchase method of accounting. The results of operations of Ramateks are included in the consolidated financial statements from the date of acquisition of control, June 18, 2010. The purchase price allocation is preliminary, pending the receipt of the final net assets appraisal. The following table summarizes the historical values of net assets acquired at the date of acquisition of control:

June 18, 2010

Cash and cash equivalents	360
Other current assets	15,419
Property, plant and equipment	7,276
Deferred income taxes	740
Current liabilities	(21,025)
Long-term liabilities	(2,190)

Fair value of net assets acquired	580
Goodwill	2,420

Total investment	3,000

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill of $2,420 (subject to the purchase price allocation finalization) arising from the Group’s acquisition of Ramateks represents expected benefits from the synergies related to the expansion of the trading activities and strengthening the position in the European market. Ramateks is included in the Steel segment.

(c)	Donau Commodities SRL and Laminorul S.A.

On February 25, 2010, the Group acquired 100% of the shares of Donau Commodities SRL, which held 90.9% of ownership interest in Laminorul S.A., a steel plant located in Braila, Romania, for a consideration of 8.7 million euros paid in cash. The acquisition is consistent with the Group’s program to expand its production and sales of steel products, in particular related to construction and building industries in Romania.

This acquisition was accounted for using the purchase method of accounting. The difference between the consideration paid and the fair value of net assets acquired was recorded as a bargain purchase. The results of operations of Donau Commodities SRL and Laminorul S.A. are included in the consolidated financial statements from the date of acquisition of control, February 25, 2010. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

February 25, 2010

Cash and cash equivalents	812
Other current assets	22,108
Property, plant and equipment	36,380
Other non-current assets	365
Current liabilities	(30,332)
Deferred income tax	(5,197)
Long-term liabilities	(4,779)

Fair value of net assets acquired	19,357
Non-controlling interest	(1,760)

Gain from bargain purchase	(5,746)

Total investment	11,851

A gain from bargain purchase of $5,746 arising from the acquisition of Donau Commodities SRL and Laminorul S.A. is a result of the decision of the former owners to sell these companies and turn their attention to other businesses due to the operational difficulties experienced by these entities and lack of sufficient working capital to finance business operations. This gain from bargain purchase was recognized in consolidated statement of income and comprehensive income as a component of other income (expense).

Donau Commodities SRL and Laminorul S.A. are included in the Steel segment.

(d)	HBL Holding GmbH

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and equipment, in accordance with ASC 805. The following table summarizes the final fair values of net assets acquired at the date of acquisition of control:

September 26, 2008

Cash and cash equivalents	32,875
Other current assets	37,739
Property, plant and equipment	35,438
Other non-current assets	45
Current liabilities	(40,746)
Long-term liabilities	(7,384)
Deferred income taxes	(2,112)

Fair value of net assets acquired	55,855

Total investment	55,855

(e)	The BCG Companies

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

The Group shall be released from its obligations in respect of the Contingent Payment if the market value of the preferred shares plus the cumulative dividends declared to the Seller exceeds $1,783,125 or, on July 7, 2011, 112.5% of the total of the first part of the Contingent Payment and $986,063. The Group has a right to pay the discounted amount of Contingent Payment prior to its maturity. If the Group pays the Contingent Payment at any time within five years from the Closing Date, the first part of the Contingent Payment shall be determined as $598,937. An unconditional and irrevocable guarantee was granted by Mechel-Mining OAO to the Seller in respect of this CVR cash payment. The CVR part of the Contingent Payment can be decreased

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by a maximum of $200,000, which is the limit of identifiable damages caused to the BCG companies by Seller’s actions occurred during the pre-closing period, including claims and litigation.

The second part of the Contingent Payment is to be made within five years from the Closing Date and depends on the results of additional geological researches of the reserves of the BCG Companies (“Drilling Program”). Organization and completion of Drilling Program by independent experts is Sellers’ responsibility, and it must be fulfilled until July 7, 2011. The amount of the first part of the Contingent Payment will be proportional to the quantity of additional coal reserves and resources of the BCG Companies identified until that date, as compared to those reserves and resources existing at the date of acquisition. Each tonne of the additional coal reserves and resources will be remitted to the Sellers at $3.04 per tonne if the payment occurs on May 7, 2014, and will be discounted in case of earlier repayment. Mechel-Mining OAO issued an unconditional and irrevocable guarantee to the Seller in respect of this payment. The guarantee is limited to $1,000,000.

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

The CVR contingent payment is a residual of estimated target value of the CVR and fair value of Mechel OAO preferred shares transferred. The target value of the CVR was determined by the Group based on an appraisal performed by independent mining engineers as of the acquisition date. The estimation implied the review of all existing evidence for the Seller’s opportunity to convert an additional inferred tonnage to proven and probable, or measured and indicated categories to be discovered during the results of Drilling Program and limited by 196.9 million tonnes. The probability for the Seller to convert the additional inferred tonnage to proven and probable, or measured and indicated categories after the completion of Drilling Program was estimated by the independent appraisal at 78.63%. The CVR contingent payment was classified as a long-term liability in accordance with FASB ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), and ASC 815. The present value of the CVR target value as of May 7, 2009 was calculated using the discount rate of 8% per annum and amounted to $991,393. The contingent liability recognized as of the acquisition date amounted to $495,234, and was calculated as the difference between the estimated target value and the preferred shares fair value as of May 7, 2009.

Mechel OAO preferred shares were not marketable until May 6, 2010, and they were appraised by an independent third party using the probability-weighted expected return method. Under this method, the value of the Company’s capital is estimated based on an analysis of current and future values for the entire enterprise based on different scenarios. Each scenario determines a common and preferred equity value based on measured cash distributions as of the scenario event date, after considering the rights of both preferred and common equity and any other claims by other capital stakeholders. An appropriate probability was applied to each of the scenarios. The weighted average preferred share value was determined as $5.96 (196 rubles) as of May 7, 2009.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

May 7, 2009

Cash and cash equivalents	4,908
Other current assets	43,126
Property, plant and equipment	138,678
Mineral licenses	2,172,382
Other non-current assets	976
Current liabilities	(111,286)
Long-term liabilities	(93,164)
Deferred income taxes	(708,440)

Fair value of net assets acquired	1,447,180

Total investment	1,447,180

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The contingent payment as of December 31, 2009 and May 7, 2009 in the amount of $20,369 and $514,607, respectively, is recorded within other long-term liabilities. The change in the fair value of Mechel OAO preferred shares during the post-acquisition period through December 31, 2009 resulted in a $494,238 decrease in the CVR contingent payment, which was recorded as a non-taxable gain in Other income and expense, net in the consolidated financial statements. This gain is a result of the changes resulting from the events after the acquisitions date, primarily because of the significant increase in the value of preferred shares following similar increase in the Mechel OAO common stock quotes, and does not constitute a measurement period adjustment that would require adjustment of the purchase consideration. The fair value of the contingent payment as of December 31, 2010 amounted to $21,999 the whole amount related to the Drilling Program contingent payment. The CVR contingent payment amount was equal to $0 and did not change since December 31, 2009.

On June 11, 2010, the Group and the Seller signed an amendment to the Agreement that was a result of the Seller’s commitment to settle a third party litigation. With this amendment, the target value of CVR, the target value amount in the event of the CVR prepayment and the amount which triggers the automatic extinguishment of CVR were increased by $3,500 and amounted to $989,563, $1,588,500 and $1,787,063, respectively. The Group accounted for the amendments of the Agreement as the change in the fair value of the CVR contingent payment, and the resulting effect to the CVR value as of December 31, 2010 was $0.

On May 6, 2010, Mechel OAO preferred shares were listed on the NYSE. Based on the preferred shares market quotes and the calculations set by the Agreement, in March 2011, the market value of the preferred shares plus the cumulative dividends declared to the Seller exceeded $1,787,063, which resulted in the automatic extinguishment of the CVR. Following the automatic extinguishment of the CVR, on March 18, 2011, the Group was released of the CVR contingent payment, pledge agreements relating to the outstanding stock and capital membership in the BCG Companies in favor of the Seller, and the CVR guarantee issued by Mechel-Mining OAO.

The BCG Companies are included in the Mining segment.

(f)	Ductil Steel S.A.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(g)	Oriel Resources Plc.

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

This acquisition was accounted for using the purchase method of accounting. The excess of the fair value of the net assets acquired over the purchase price has been allocated as a pro rata reduction of $30,587 of the amounts that otherwise would have been assigned to long-lived assets in accordance with the ASC 805. The

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results of operations of Oriel are included in the consolidated financial statements from the date of acquisition of control, April 17, 2008. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

April 17, 2008

Cash and cash equivalents	27,914
Other current assets	139,664
Property, plant and equipment	359,769
Mineral licenses	1,724,730
Other non-current assets	2,378
Current liabilities	(158,057)
Long-term liabilities	(113,136)
Deferred income taxes	(521,083)

Fair value of net assets acquired	1,462,179
Non-controlling interest share in net assets	(463)

Total investment	1,461,716

Oriel is included in the Ferroalloy segment.

(h)	Exchange of shares

On June 30, 2008, Mechel OAO signed a shares exchange agreement with Mr. Igor V. Zyuzin (the Group’s Controlling Shareholder). In accordance with this agreement, the Group exchanged 190,985,726 common shares of Mechel -Mining OAO (1.56% of total shares) for 613,624 common shares of Southern Kuzbass Coal Company (“SKCC”) (1.72% of total shares). It was accounted for as a transaction between entities under common control and recorded at historical cost.

(i)	Goodwill

Balance at December 31, 2007	914,446

Acquisition of Ductil Steel (Note 3(f)), Steel segment	132,690
Acquisition of non-controlling interest in SUNP, Ferroalloy segment	4,532
Increase in goodwill as a result of derecognition of deferred tax assets related to acquisitions (Note 19)	44,568
Translation difference	(185,792)

Balance at December 31, 2008	910,444

Acquisition of EkosPlus, Mining segment	4,533
Translation difference	(20,603)

Balance at December 31, 2009	894,374

Acquisition of TPP Rousse (Note 3(a)), Energy segment	104,586
Acquisition of Ramateks (Note 3(b)), Steel segment	2,420
Acquisition of other subsidiaries, Steel segment	2,371
Translation difference	(14,966)

Balance at December 31, 2010	988,785

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill arising on the above acquisitions is not deductible for tax purposes.

(j)	Non-controlling interests

The following table summarizes changes in non-controlling interests for the three years ended December 31, 2010:

Balance at December 31, 2007	300,523

Purchase of the non-controlling interest in existing subsidiaries by the Group	(36,496)
Non-conrolling share in subsidiaries’ income from continuing operations	88,837
Translation difference	(62,015)

Balance at December 31, 2008	290,849

Purchase of the non-controlling interest in existing subsidiaries by the Group	(3,368)
New acquisitions	246
Non-controlling share in subsidiaries’ income from continuing operations	2,590
Translation difference	(9,349)

Balance at December 31, 2009	280,968

Purchase of the non-controlling interest in existing subsidiaries by the Group	(7,040)
New acquisitions	1,760
Non-controlling share in subsidiaries’ income from continuing operations	34,761
Translation difference	(2,263)

Balance at December 31, 2010	308,186

At various dates during 2010, 2009 and 2008, the Group purchased non-controlling interest in the following subsidiaries:

		Non-Controlling
		Interest Acquired
	Date of Acquisition	%	Amount	Cash Paid

Year ended December 31, 2008:
Southern Urals Nickel Plant (SUNP)	May-July	4.15%	18,936	31,780
Southern Kuzbass Coal Company (SKCC)	March-October	0.24%	11,230	13,646
Chelyabinsk Metallurgical Plant (CMP)	April-August	0.39%	4,211	4,661
Beloretsk Metallurgical Plant (BMP)	January-April	0.01%	871	6
Tomusinsk Energo Management (TEM)	May	2.80%	527	400
Izhstal	May	0.20%	355	194
Southern Kuzbass Power Plant (SKPP)	January-March	0.22%	297	658
Tomusinsk Open Pit Mine (TOPM)	March-April	0.06%	45	1
Kuzbass Power Sales Company (KPSC)	January	0.11%	24	—

			36,496	51,346

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Non-Controlling
		Interest Acquired
	Date of Acquisition	%	Amount	Cash Paid

Year ended December 31, 2009:
Southern Kuzbass Coal Company (SKCC)	September-October	0.44%	3,043	11,131
Chelyabinsk Metallurgical Plant (CMP)	April	0.01%	65	—
Mechel Carbon AG	July-September	9.21%	260	—
Delizea Finance Ltd.	January	10.00%	—	3,000
Luckstone Corporation	January	10.00%	—	500
Nerungribank	January	4.89%	—	—
Morcenter TECK	March	0.83%	—	—

			3,368	14,631

		Non-controlling
		Interest Acquired
	Date of Acquisition	%	Amount	Cash Paid

Year ended December 31, 2010:
Southern Kuzbass Coal Company (SKCC)	February-December	0.71%	4,947	16,505
Chelyabinsk Metallurgical Plant (CMP)	January-February	0.00%	25	10
Mechel Carbon	June	0.79%	5	308
Other	January-August		303	658

			5,280	17,481

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

On different dates from March through October 2008, the Group acquired 0.24% of voting shares of SKCC for $13,646 paid in cash. The purchase of a non-controlling interest in SKCC was accounted for using the purchase method of accounting and was recorded in the consolidated financial statements for the year ended December 31, 2008.

In January 2009, the Group’s subsidiary Oriel Resources Plc. acquired the remaining 10% of Delizea Finance Ltd. and Luckstone Corporation for $3,000 and $500 paid in cash, respectively, completing the process of consolidation of its Kazakhstan assets. The purchase of interests in Delizea Finance Ltd. and Luckstone Corporation was accounted for as an equity transaction and recorded in the consolidated financial statements for the year ended December 31, 2009.

On different dates from September to October 2009, the Group acquired 0.44% of voting shares of SKCC for $11,131 paid in cash. The purchase of a non-controlling interest in SKCC was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2009.

On different dates from February through December 2010, the Group acquired 0.71% of voting shares of SKCC for $16,505 paid in cash. The purchase of a non-controlling interest in SKCC was accounted for as an

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2010.

During 2010, Mechel OAO exchanged the 100% of interest in the BCG Companies for the common shares of Mechel-Mining OAO and made additional capital contributions increasing the Group’s interest in Mechel-Mining OAO up to 98.69%. These transactions resulted in a dilution of the non-controlling interest in Mechel-Mining OAO. The exchange of shares was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2010 as an increase in the additional paid-in capital in the amount of $528.

(k)	Pro forma condensed consolidated income statement data (unaudited)

The following unaudited pro forma consolidated income statement information for (i) 12 months ended December 31, 2010, gives effect to the business combinations that occurred in 2010, as if they had occurred at the beginning of 2010 and (ii) 12 months ended December 31, 2009, gives effect to the business combinations that occurred in 2010 and 2009, as if they had occurred at the beginning of 2009:

	Year Ended December 31,
	2010	2009

Revenue, net	9,793,988	5,951,436
Net income	655,968	243,420
Net income per share	1.55	0.26

The business combinations that occurred in 2010 contributed $75,740 to consolidated revenues and $16,235 of net loss to the Group’s consolidated net income for the year ended December 31, 2010 from the dates of such acquisitions.

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

The business conbinations that occurred in 2009 contributed $140,235 to consolidated revenues and $45,335 of net loss to the Group’s consolidated net income for the year ended December 31, 2009 from the dates of such acquisitions.

These unaudited pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the dates indicated, nor is it necessarily indicative of the results of operations, which may be achieved in the future.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31,	December 31,
	2010	2009

Russian ruble bank accounts	152,957	209,211
USD bank accounts	89,725	172,782
Euro bank accounts	60,665	20,638
Bank accounts in other currencies	30,842	5,705
Other	6,611	6,360

Total cash and cash equivalents	340,800	414,696

As of December 31, 2010, $332 included in bank accounts in other currencies was restricted for use in accordance with guarantees provided by Banka Comerciala Romana S.A. (BCR bank). As of December 31, 2009, $55,984 included in USD bank accounts was restricted for use in accordance with various guarantees provided by BNP Paribas to the Group’s subsidiaries (refer to Note 24), and $359 was restricted for use in accordance with the guarantees with VTB bank and BCR bank.

As of December 31, 2010, short-term deposits of $808 and $185 with an original maturity of less than 90 days were included in euro bank accounts and bank accounts in other currencies, respectively. As of December 31, 2009, short-term deposits with an original maturity of less than 90 days in the amounts of $170,364, $2,129 and $1,782 were included in Russian ruble bank accounts, euro bank accounts, and bank accounts in other currencies, respectively.

As of December 31, 2009, other cash and cash equivalents included $3,029 of deposits for letters of credit entered into by the Group’s subsidiaries for the plant, property and equipment acquisition.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of:

	December 31,	December 31,
	2010	2009

Domestic customers	392,219	273,537
Foreign customers	189,673	141,550

Total accounts receivable	581,892	415,087
Less allowance for doubtful accounts	(52,785)	(66,764)

Total accounts receivable, net	529,107	348,323

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2010	2009	2008

Balance at beginning of year	(66,764)	(110,613)	(26,781)
Recovery of allowance (allowance) for doubtful accounts	21,221	38,019	(103,632)
Accounts receivable written off, net	(432)	(954)	385
Allowance for doubtful accounts of acquired entities	(8,856)	(61)	(1,470)
Translation difference	2,046	6,845	20,885

Balance at end of year	(52,785)	(66,764)	(110,613)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The significant decrease in allowance for doubtful accounts in 2010 and 2009 is due to an improvement of the collectibility of accounts receivable and increase in sales made on a prepayment basis.

The significant increase in allowance for doubtful accounts in 2008 was due to the increased exposure of the Group to potential losses on its accounts receivable because of the financial crisis. A substantial portion of such increase was earmarked to several customers experiencing liquidity problems. In 2010 and 2009, most of such customers repaid their debts.

6.	INVENTORIES

Inventories are comprised of:

	December 31,	December 31,
	2010	2009

Finished goods	1,049,795	575,462
Raw materials and purchased parts	573,375	327,214
Work-in-process	243,456	133,110

Total inventories	1,866,626	1,035,786

As of December 31, 2010 and 2009, the write-down of inventories to their net realizable value was $52,820 and $70,714, respectively. The most significant decrease in the write-down of inventories in 2010 and 2009 is attributable to the Steel segment in the amount of $15,970 and $117,847, respectively. In the period of the global economic downturn, significant amounts of inventories were written down to their net realizable value following the related market price decreases, and such reduced amount is considered the cost basis for subsequent accounting purposes. During the years ended December 31, 2010 and 2009, the Group mostly sold inventories that had been previously written down to the net realizable value. The decrease in inventories write-down is reflected as part of goods sold in the consolidated statement of income and comprehensive income (loss).

The (decrease) increase in the write-downs of inventories by segment for the years ended December 31 is presented below:

	2010	2009	2008

Steel segment	(15,970)	(117,847)	180,661
Mining segment	(6,614)	5,516	2,831
Ferroalloy segment	2,186	(74,417)	94,714
Energy segment	173	484	(30)

Total change in the write-down of inventories	(20,225)	(186,264)	278,176

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31,	December 31,
	2010	2009

VAT and other taxes recoverable	308,427	247,795
Bank deposits with original maturities over 90 days	200,060	89,805
Prepayments and advances for materials	128,184	55,849
Capitalized loan origination fees	30,071	30,165
Other receivables	15,613	28,472
Short-term loans issued	13,280	55,223
Certificates of deposit	12,531	6,867
Promissory notes received	8,058	4,204
Other current assets	21,427	33,355

Total prepayments and other current assets	737,651	551,735

The following summarizes the changes in the allowance for doubtful accounts included in prepayments, other current assets and advances for materials for the years ended December 31:

	2010	2009	2008

Balance at beginning of year	(15,734)	(19,892)	(7,972)
(Allowance for) recovery of allowance for doubtful accounts	(1,324)	3,457	(12,055)
Allowance for doubtful accounts of acquired entities	(42)	(92)	(2,039)
Translation difference	926	793	2,174

Balance at end of year	(16,174)	(15,734)	(19,892)

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

The capitalized origination fees on the Group’s loans in the amount of $30,071 and $30,165 are being amortized using the effective interest method over the loan term. The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt.

As of December 31, 2009, short-term loans issued included $51,249 of funds transferred by TOPM to Coalmetbank under the asset management agreement that guaranteed a rate of return of 10.5% p.a. Coalmetbank used these funds to acquire one-year promissory notes issued by Calridge Ltd., a related party (refer to Note 9). Interest receivable related to this loan in the amount $4,720 was included in other current assets as of December 31, 2009. In 2010, these loans were fully repaid.

The BCG Companies have total bonding requirements of $19,900, of which $12,531 and $6,687 is collateralized by cash deposits and investments that are included in certificates of deposit and short-term investments restricted as of December 31, 2010 and 2009, respectively. As of that dates, the primary bonding program included over $19,494 and $8,700 in bonding capacity under this insured program that contained $7,021 and $5,900 in cash and investment collateral. The insurer requires monthly payments of additional cash collateral amounting to $70 until acceptable collateral levels are achieved, projected by the insurer to occur after the first quarter of 2011.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31,	December 31,
	2010	2009

Equity method investments	8,764	82,950
Other related parties	—	3,194

Total investments in related parties	8,764	86,144
Available-for-sale securities	5,512	9,118
Cost method investments	6,641	8,972
Other	2,471	5,473

Total other long-term investments	14,624	23,563

Total long-term investments	23,388	109,707

The proceeds from sale of available-for-sale securities and the gross realized gains that have been included in earnings as a result of this sale in 2010 comprised $9,346 and $1,411, respectively ($nil during 2009).

(a)	Equity method investments

Equity method investments are comprised of:

	Percent Voting Shares Held at		Investment Carrying Value at
	December 31,	December 31,	December 31,	December 31,
Investee	2010	2009	2010	2009

TPP Rousse (Power segment)	—	49%	—	71,364
Mechel Energy AG (Conares Eagle) (Mining segment)	—	50%	—	14
TPTU (Mining segment)	40%	40%	4,297	4,541
TRMZ (Mining segment)	25%	25%	2,435	2,187
RIKT (Mining segment)	36%	36%	2,032	2,197
Other (Mining segment)	—	20-44%	—	2,647

Total equity method investments			8,764	82,950

The core business of TPP Rousse is generation of electricity and heat for sales in Europe. The Group’s subsidiaries owned 49% of the common shares of TPP Rousse until December 9, 2010, when the Group purchased remaining 51% of the common shares of TPP Rousse and has been consolidating it since that date (refer to Note 3(a)).

Mechel Energy AG is a joint venture with U.K. trading partners of the Group that facilitates the Group’s sales in Europe. In 2008, Mechel Energy AG ceased to perform active trading operations, distributed all its net assets as dividends to its shareholders and was a dormant company until its liquidation in July 2010.

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group’s subsidiaries and third parties.

TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC and its subsidiaries. TRMZ provides repair services to the Group’s subsidiaries.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RIKT (Russian-Italian Telephone Company) shares are owned by SKCC and its subsidiaries. The core business is provision of communication services both to the Group’s subsidiaries and third parties.

Summarized unaudited financial information on equity method investees as of December 31, 2010 and 2009 and for the years then ended is as follows:

Income Data	2010	2009
	(Unaudited)	(Unaudited)

Revenues and other income	33,767	98,547
Operating income	2,906	7,824
Net income	1,894	3,572

	At December 31,	At December 31,
Balance Sheet Data	2010	2009
	(Unaudited)	(Unaudited)

Current assets	14,268	72,831
Non-current assets	15,861	84,579
Current liabilities	3,836	81,199
Non-current liabilities	549	6,303

The following table shows movements in the equity method investments:

December 31, 2007	91,348

Investments	207
Translation difference	(6,316)
Dividends	(6,569)
Share in net income	717

December 31, 2008	79,387

Translation difference	2,374
Dividends	(11)
Share in net income	1,200

December 31, 2009	82,950

Investment in Nerungribank	1,924
Disposal of Nerungribank	(4,913)
Effect of consolidation of TPP Rousse	(74,748)
Translation difference	2,367
Share in net income	1,184

December 31, 2010	8,764

During the years ended December 31, 2010, 2009 and 2008, the Group received cash dividends of $nil, $11 and $6,569, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Cost method investments

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

(c)	Available-for-sale securities

Investments in available-for-sale securities were as follows as of December 31, 2010:

			Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses

Equity securities	6,448	5,512	—	(936)

Total available-for-sale securities	6,448	5,512	—	(936)

Investments in available-for-sale securities were as follows as of December 31, 2009:

			Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses

Equity securities	14,893	9,118	—	(5,775)

Total available-for-sale securities	14,893	9,118	—	(5,775)

As of December 31, 2010 and 2009, available-for-sale securities represented investments into equity securities of well-established Russian energy companies.

9.	RELATED PARTIES

During the years ended December 31, 2010, 2009 and 2008, the Group had the following transactions and current balances in settlement with related parties:

	2010				Balances at December 31, 2010
				Financing			Total
			Other	Provided	Receivable	Payable	Outstanding,
	Purchases	Sales	Gain/(Loss)	(Received), Net	From	to	Net

Calridge	—	—	161	87,836	—	—	—
Related metallurgical plants	1,228,542	419,786	1,390	—	512,018	(91,843)	420,175
Metallurg-Trust	36	220,168			127,760	(4,232)	123,528
Laminorul	1,140	12,231	—	—	—	—	—
TPTU	2,857	12	—	—	189	(71)	118
TRMZ	4,043	1,378	1,278	—	161	(545)	(384)
TPP Rousse	—	19,196	—	—	—	—	—
Nerungribank	60	—	49	—	—	—	—
Usipar	7,456	13,372	—	—	42,214	—	42,214
Other	172	29	211	—	—	(3)	(3)

Total	1,244,306	686,172	3,089	87,836	682,342	(96,694)	585,648

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2009				Balances at December 31, 2009
				Financing			Total
			Other	Provided	Receivable	Payable	Outstanding,
	Purchases	Sales	Gain/(Loss)	(Received), Net	From	to	Net

Calridge	—	—	(822)	16,449	5,043	—	5,043
Related metallurgical plants	117,828	57,206	186	—	92,178	(11,749)	80,429
Laminorul	1,442	5,356	—	—	6,824	—	6,824
Mechel Fund	—	14	(53)	—	—	—	—
RIKT	173	—	—	—	1	(17)	(16)
TPTU	1,977	14	—	—	—	(67)	(67)
TRMZ	6,114	513	154	—	341	(1,664)	(1,323)
TPP Rousse	—	43,782	—	—	5,542	—	5,542
Coalmetbank	766	214	(9,506)	113,694	—	—	—
Other	256	5	(94)	—	1,002	(3)	999

Total	128,556	107,104	(10,135)	130,143	110,931	(13,500)	97,431

	2008				Balances at December 31, 2008
				Financing			Total
			Other	Provided	Receivable	Payable	Outstanding,
	Purchases	Sales	Gain/(Loss)	(Received), Net	From	to	Net

Calridge	1,508	—	—	(114,236)	2,382	—	2,382
GPU	8,342	—	2,925	—	—	—	—
Mechel Energy AG	—	2,988	—	—	—	—	—
Mechel Fund	—	—	—	11,386	—	—	—
RIKT	246	—	—	—	—	(14)	(14)
TPP Rousse	—	64,783	—	—	19,755	—	19,755
TPTU	4,346	18	—	—	18	(210)	(192)
TRMZ	8,490	536	316	—	16	(1,364)	(1,348)
Coalmetbank	—	—	—	72,130	67,907	—	67,907
Other	10	3	121	—	—	—	—

Total	22,942	68,328	3,362	(30,720)	90,078	(1,588)	88,490

(a)	Mechel Energy AG

Mechel Energy AG, in which the Group owned 50% of its ordinary shares, purchased coal from the Group during the year ended December 31, 2008 in the amount of $2,988.

(b)	Tomusinskiy Transportation Management Center (TPTU)

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2010, 2009 and 2008, the Group purchased transportation services in the amount of $2,857, $1,977 and $4,346, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2010, 2009 and 2008, the Group purchased repair services in the amount of $4,043, $6,114 and $8,490, respectively.

(d)	Calridge Ltd.

Calridge Ltd. is a company wholly owned by the Controlling Shareholder. On June 30, 2008, the Justice family entered into the Option Agreement to sell 100% of capital stock or membership interests of the BCG Companies. Under the Option Agreement, Calridge Ltd. paid $100,000 in cash as a prepayment on July 3, 2008. In accordance with the Assignment Agreement dated August 19, 2008, Calridge Ltd. assigned to MIH all the rights, title and interest in and to the Option Agreement for the consideration of $100,000 plus accrued interest of $1,459 that was repaid by MIH by October 2008.

During the year ended December 31, 2008, the Group drew down loans from Calridge Ltd. in the amount of $16,600, which were fully repaid as of December 31, 2008, and issued loans to Calridge Ltd. in the amount of $2,364. The net financing provided by Calridge Ltd. to the Group amounted to $114,236.

In 2008, the Group transferred cash under the asset management agreement in the amount of $52,756 to Coalmetbank (formerly Uglemetbank). The bank further used these funds to acquire promissory notes issued by Calridge Ltd. bearing interest at 8.6-14.5% p.a.

During the year ended December 31, 2009, the Group issued loans to Calridge Ltd. in the amount of $16,449, which were fully repaid as of December 31, 2009. Interest income received from these loans issued comprised $822 in 2009.

In 2009, the Group also transferred cash under the asset management agreement in the amount of $54,807 to Coalmetbank. The bank further used these funds to acquire promissory notes issued by Calridge Ltd. bearing interest at 8.6-14.5% p.a.

The outstanding amounts of Calridge Ltd. promissory notes as of December 31, 2009 and 2008 were $59,030 and $52,756, respectively. Whereas, as discussed in Note 9(i), Coalmetbank was considered as related party to the Group as of December 31, 2008 but not as of December 31, 2009, $51,875 of such promissory notes held by the Group in the Coalmetbank trust accounts was included in the short-term loans issued to third parties as of December 31, 2009, $4,863 and $2,292 of other balances with Calridge Ltd. within receivables from related parties and long-term investments in related parties, respectively (refer to Notes 7 and 8). As of December 31, 2008, the promissory notes were included in the short-term investments in related parties in the whole amount.

During the year ended December 31, 2010, the Group issued U.S. dollar-denominated loans to Calridge Ltd. in the total amount of $135,336 bearing interest at 4%-8.5% p.a., which were fully repaid as of December 31, 2010. Interest income from these loans issued amounted to $358 in 2010. During the year ended December 31, 2010, the Group also obtained loans from Calridge Ltd. in the amount of $47,500 bearing interest at 3.5%-11.5%, which were fully repaid as of December 31, 2010. Interest expense comprised $322 in 2010.

In January and February 2010, Calridge Ltd. settled the whole amount of its outstanding promissory notes to Coalmetbank, and Coalmetbank repaid the total amount of $59,030 to the Group. Interest income received from these loans issued comprised $125 in 2010.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	TPP Rousse

The Group’s subsidiaries owned 49% of the common shares in TPP Rousse until December 9, 2010, when the Group purchased the remaining 51% of the common shares of TPP Rousse and has been consolidating it from that date (refer to Note 3 (a)).

During the period from January 1, 2010 through December 8, 2010, and the years ended December 31, 2009 and 2008, the Group’s sales to TPP Rousse amounted to $19,196, $43,782 and $64,783, respectively. As of December 31, 2009 and 2008, the Group had accounts receivable from TPP Rousse in the amounts of $5,542 and $19,755, respectively.

(g)	Mining and Engineering Management Company (GPU)

Prior to June 2008, the CEO of Mining and Engineering Management Company (“GPU”) was a close relative to the management of one of the Group’s subsidiaries. Effective June 2008, GPU has not been treated as a related party since the related person is no longer with the Group.

During the year ended December 31, 2008, the Group purchased services on mine construction for $8,342, $5,418 of which were capitalized. The Group’s sales of construction materials to GPU amounted to $2,925 and disclosed as other income.

(i)	Coalmetbank

Coalmetbank (formerly referred to as Uglemetbank) is a middle size regional bank, which provides mostly cash settlement services for the Group. In the period from June 30, 2008 through November 28, 2009, the Group participated in the board of directors of Coalmetbank. In addition, together with its related party (see Note 9(j) below), the Group held a significant ownership interest therein from November 19, 2008 through September 18, 2009. The Group’s ownership interest in Coalmetbank was 0% and 18.98% as of December 31, 2009 and 2008, respectively.

Cash held in Coalmetbank was $130,435 as of December 31, 2008. During the period from June 30, 2008 through December 31, 2008, the Group acquired promissory notes from Coalmetbank in the amount of $5,888, placed cash on deposit at Coalmetbank in the amount of $13,486 and transferred $52,756 under the asset management agreement.

During the period from January 1, 2009 through November 28, 2009, the Group acquired promissory notes from Coalmetbank in the amount of $58,887 bearing interest at 9-9.2% p.a. In addition, the Group provided funds under the asset management agreement to Coalmetbank in the amount of $54,807 (refer to Note 9(e)). The total amount of income received under the asset management agreement was $9,506 in 2009.

(j)	Mechel Fund

Mechel Fund (Penfosib) is a non-governmental pension fund which provides pension insurance to the Group’s employees, who are members of pension plans. The Group’s pension and postretirement benefits, including those funded through Mechel Fund, are disclosed in Note 16. In 2008, the Group’s subsidiaries made founder contributions to Mechel Fund in the total amount of $17,501 (refer to Note 22).

During 2008, Mechel Fund provided to the Group’s subsidiaries short-term ruble-denominated loans in the amount of $6,115 bearing interest at 8.8% p.a. The loans and related interest were fully repaid by December 31, 2008.

In June 2009, the Group sold its interest of 18.98% in Coalmetbank to Mechel Fund for $2,343 paid in cash, and Mechel Fund increased its share in Coalmetbank up to 97.87%.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2009, the Group recalled its representatives from the Mechel Fund Council, formally severed all links to Mechel Fund as a founding party and refrained from participation in the operating management of Mechel Fund. Consequently, effective from September 18, 2009, the Group does not consider Mechel Fund as its related party.

(k)	Transactions with the Controlling Shareholder

As described in Note 3(h), on June 30, 2008, Mechel OAO acquired 613,624 ordinary shares of SKCC (1.72%) from Mr. Igor V. Zyuzin in exchange for 190,985,726 ordinary shares, or 1.56%, of Mechel Mining OAO. The fair value of the exchanged share packages was estimated based on the available market quotes of the shares involved and considered to be equal. The exchange was accounted for as a transaction between entities under common control and recorded at historical cost.

(l)	Transactions with the related metallurgical plants

In the second half of 2009, certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (“the related metallurgical plants”) became related parties to the Group through the representation in the board of directors, management and other arrangements. In 2009, the companies that had business transactions with the Group were as follows: Volga Fest, Rostov Electrometallurgical Plant, Vostochnaya Mine, Experimental TES, Zlatoust Metallurgical Plant, Guryevsk Metallurgical Plant, Volgograd Small Diameter Pipe Plant, and Engels Pipe Plant. In addition, in 2010, the Group started transactions with Donetsk Electrometallurgical Plant, Invicta Merchant Bar, Metrus Trading GmbH, MIR Steel, Nytva, Estar Egypt for Industries. These transactions were carried at in joint interest of both parties in expanding the Group’s operations and products range on the steel market and allowing these entities access to the Group’s strong supply and sales network.

During the years ended December 31, 2010 and 2009, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

•	Re-selling of goods purchased by the Group from third parties to the related metallurgical plants. Proceeds related to these sales amounted to $227,512 and $9,002 in the years ended December 31, 2010 and 2009, respectively. For a part of such transactions, the Group determined that it functioned as a principal, and the amounts of $201,186 and $nil were included in revenue from sale of goods in the consolidated statements of income and comprehensive income (loss) for the years ended December 31, 2010 and 2009, respectively. In 2010, these sales included $65,774 of goods produced by the related metallurgical plants resold further to other entities of the former Estar group.

For the other part of such transactions, the Group determined that their results should be recognized as operating gains. Therefore they are reported, net of related costs, within other income (expenses), net in the consolidated statements of income and comprehensive income (loss) in the amount of $1,194 and $186 for the years ended December 31, 2010 and 2009, respectively.

•	Revenues from sales of products manufactured by the Group and services rendered to the related metallurgical plants amounted to $218,603 and $57,206 for the years ended December 31, 2010 and 2009, respectively.

•	Cost of the related metallurgical plants’ products used in the Group’s production amounted to $174,821 and $4,683 for the years ended December 31, 2010 and 2009, respectively.

•	Cost of goods produced by the related metallurgical plants and further sold by the Group to third party customers amounted to $974,206 and $113,145, including transportation costs, for the years ended December 31, 2010 and 2009, respectively. For such transactions, the Group determined that it functioned as a principal, and the amounts of $1,051,184 and $123,653 were included in revenue from the sale of goods in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2010 and 2009, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The related metallurgical plants used raw materials and semi-finished goods purchased from the Group in their production. The Group concluded that its sales to the related metallurgical plants and the Group’s purchases from these entities were not in contemplation with each other and are reported separately in the statement of income and comprehensive income.

During the years ended December 31, 2010 and 2009, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

	2010	2009

Revenues
Steel sales	360,270	41,873
Ferronickel and other ferroalloys sales	19,002	—
Coal sales	9,150	6,899
Other revenues	31,364	8,434

	419,786	57,206

Costs and expenses
Cost of goods for resale, production and operating expenses	1,213,426	115,448
Transportation expenses	14,993	2,371
Other expenses	123	9

	1,228,542	117,828

	December 31,	December 31,
	2010	2009

Assets
Trade accounts receivable	183,106	41,079
Prepayments and other current assets	328,912	51,099
	512,018	92,178

Liabilities
Trade accounts payable	91,122	11,396
Advanced received and other payables	721	353

	91,843	11,749

Inventories in stock purchased from these entities amounted to $166,268 and $66,078 as of December 31, 2010 and 2009, respectively.

(m)	Metallurg-Trust

In 2010, the Group started transactions with a trading company Metallurg-Trust, a party which can be significantly influenced by the Group through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by Russian metallurgical plants described in Note 9(l) on the domestic market and supplying raw materials and semi-finished goods. In 2010, the Group sold to Metallurg-Trust $220,168 of pig iron and semi-finished goods produced by CMP for further supply to the Russian metallurgical plants mentioned above. Receivables from Metallurg-Trust amounted to $127,760 as of December 31, 2010. The Group provided to Metallurg-Trust extended credit terms varying from 90 to 180 days. No allowance was created against this amount as the Group considers it to be fully collectible.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)  Laminorul S.A.

In October 2009, the Group became a related party to Laminorul S.A., a steel company located in Romania, through representation in the Administrative Council. The Group entered into agreement for materials processing with Laminorul S.A. in June 2009. During the period from October 2009 through December 31, 2009, the Group’s sales to Laminorul S.A. amounted to $5,356, the Group’s purchases of materials processing services from Laminorul S.A. amounted to $1,442. As of December 31, 2009, accounts receivable from Laminorul S.A. equaled to $6,824.

On February 25, 2010, the Group acquired 100% of the shares of Donau Commodities SRL, which held 90.9% of interest in ownership of Laminorul S.A. During the period from January 2010 through February 25, 2010, the Group’s sales to Laminorul S.A. amounted to $12,231 and the Group’s purchases of materials processing services from Laminorul S.A. amounted to $1,140.

(o)	Nerungribank

Nerungribank OOO is a commercial bank located in Nerungri, the Republic Sakha, which provides a range of banking services to local clients. The Group subsidiaries owned 43.6% of the ordinary shares in Nerungribank during the period from January 2010 through April 2010. On April 2, 2010, in addition to the existing interest, the Group acquired 40.58% and during the period from June through December 2010, the Group acquired 9.69% of the common shares of Nerungribank. During the period when Nerungribank was a related party to the Group, the amount of interest income received was $49. The Group’s purchases of banking service amounted $60. On December 28, 2010, the Group sold 93.06% of the ordinary shares in Nerungribank to a third party, and since that date Nerungribank is no longer considered a related party to the Group.

(p)	Usina Siderurgica do Para Ltda (Usipar)

Usipar is a steel company located in Brazil, owned by the Controlling Shareholder, and it became a related party of the Group since September 2010. During the period from September through December 31, 2010, the Group’s purchases of pig iron amounted $7,456, and the Group’s sales of coke and other raw materials to Usipar amounted $13,372. As of December 31, 2010, the Group had trade accounts receivable from Usipar and prepayments in the amount of $13,372 and $28,841, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	December 31,	December 31,
	2010	2009

Land improvements	119,069	112,240
Buildings	1,267,715	1,221,736
Transfer devices	137,562	131,871
Operating machinery and equipment	2,390,703	2,093,950
Transportation equipment and vehicles	555,112	438,994
Tools, furniture, fixtures and other	65,599	54,661

	4,535,760	4,053,452
Less accumulated depreciation	(1,583,807)	(1,278,834)

Operating property, plant and equipment, net	2,951,953	2,774,618
Mining plant and equipment	503,588	405,209
Less accumulated depletion	(71,310)	(55,515)

Mining plant and equipment, net	432,278	349,694
Construction-in-progress	2,028,855	1,347,063

Property, plant and equipment, net	5,413,086	4,471,375

Included within construction-in-progress are advances to suppliers of equipment of $248,499 and $174,511 as of December 31, 2010 and 2009, respectively. During the years ended December 31, 2010 and 2009, the Group incurred interest expenses of $671,100 and $582,346, respectively, of which interest capitalized in the cost of property, plant and equipment was $112,703 and $87,252, respectively. The depreciation charge amounted to $329,959 and $321,117 for the years ended December 31, 2010 and 2009, respectively.

Mining plant and equipment, net included mining construction in progress in the amount of $95,668 and $79,342 as of December 31, 2010 and 2009, respectively.

During 2009 and 2010, the Group decided to abandon and dispose of certain production equipment as a result of changes in its production strategy. As of December 31, 2010 and 2009, the carrying value of such equipment amounted to $10,776 and $20,940, respectively, and was written off in full, out of which $2,993, $3,039 and $4,744 (in 2010) and $3,496, $1,669 and $15,775 (in 2009) related to the Mining, Steel and Ferroalloy segments.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	MINERAL LICENSES, NET

Mineral licenses, net are comprised of the following:

	December 31,	December 31,
	2010	2009

Coal deposits	3,897,684	3,909,010
Chrome deposits	1,398,340	1,389,233
Iron ore deposits	71,996	72,836
Nickel deposits	36,963	37,137
Limestone deposits	2,841	2,863
Quartzite deposits	338	1,779

Mineral licenses before depletion	5,408,162	5,412,858
Accumulated depletion	(436,434)	(279,753)

Mineral licenses, net	4,971,728	5,133,105

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

As described in Note 3(e) above, on May 7, 2009, the Group acquired control over the BCG Companies. The BCG Companies are coal producers located in the United States, which possess and lease coking coal reserves, coal mines and processing plants. The total value allocated to the cost of the BCG Companies’ coal mineral licenses as of the date of acquisition amounted to $2,172,382.

As described in Note 3(g) above, during the year ended December 31, 2008, the Group acquired 100% of Oriel’s shares. Oriel holds mining licenses for a chrome deposit and a nickel deposit in Kazakhstan. The total value allocated to the cost of Oriel’s chrome and nickel mineral licenses at the date of acquisition amounted to $1,717,040 and $7,690, respectively.

To determine the value of the mineral licenses as of December 31, 2010, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

The Group’s mining segment production activities are located within Russia, Kazakhstan and the United States. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2027, with the most significant licenses expiring between 2012 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates. In Kazakhstan, the Group has mining licenses for the period ended in 2029 for a chrome deposit and license expiring in 2017 for a nickel deposit. In the United States, the Group controls coal reserves and resources through a combination of lease and ownership. The leases contain percentage royalties, which vary from 3% to 8.5% and depend on coal selling prices and most of these leases contain minimums recoupable from the future production. The leases expire over the period from 2011 to 2018, and they generally contain extension clauses.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group holds the license for the development of the Elga coal deposit, located in the Far Eastern part of the Russian Federation. The current license expires in 2020 and is subject to renewal conditioned upon complying with certain commitments and obligations undertaken by Mechel under the Purchase and Sales Agreement and the license requirements. According to the license, as amended in May 2010, the Group is required to meet certain operational milestones as follows: (a) complete the legal permits for development of the Elga coal deposit by June 30, 2010 (a plan of initial mine block development was approved by the state authorities on June 30, 2010); (b) commence construction of the mining plant in November 2009 (the Group commenced construction of the initial mine block of Elga open pit mine in November 2009); (c) complete construction of the first phase of Elga complex by December 31, 2013 and commence coal production by November 30, 2010 (the Group commenced overburden mining at the initial mine block of Elga open pit mine in November 2010); (d) reach an estimated annual coal production capacity of 9.0 million tonnes in July 2013; and (e) reach targeted annual coal production of 18 million tonnes by July 2018. All amendments of the terms of the license were approved by the Ministry of Natural Resources and Ecology. As part of the license conditions, as amended in May 2010, the Group is also required to construct a rail branch line of approximately 315 kilometers in length by December 31, 2011. There is a risk that the Group will not be able to comply with the timely construction of the railway in the isolated area of the Elgaugol mine deposit. Failure to meet this requirement could result in the suspension or termination of the license for the development of the Elga coal deposit. The Group has significant commitments for the construction of the railway (refer to Note 24). Management believes that as of April 12, 2011, the Group is in compliance with the requirements and commitments set by the license.

The mineral licenses validity is subject to meeting different license requirements, which are currently fulfilled by the Group, except for the requirements related to two mineral licenses owned by SKCC. The Group failed to commence coal production at Raspadsk license area (New-Olzherassk underground mine) and Sorokinsk license area (Krasnogorsk open pit) in 2009 due to unfavorable economic conditions, but expects to commence such production in 2011. The carrying value of these licenses as of December 31, 2010 amounted to $19,161. During 2009-2010, the Group applied to the local authorities for the changes in the coal production commencement terms stated in these licenses. The Group believes that the probability that the local authorities would revoke these licenses is remote.

12.	OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

	December 31,	December 31,
	2010	2009

Capitalized loan origination fees	112,269	40,844
Prepaid royalty	19,326	—
Advance payments to non-state pension funds	14,208	19,259
Prepaid bonds	8,010	—
Other	24,658	7,191

Total other non-current assets	178,471	67,294

As of December 31, 2010 and 2009, advance payments of $14,208 and $19,259 were made by Yakutugol under a pension benefit program to Almaznaya Osen’ and Mechel Fund non-state pension funds (refer to Note 16).

As of December 31, 2010 and 2009, the amounts of $112,269 and $40,844, respectively, related to capitalized origination fees on bank loans that were recorded as a non-current asset, and are being amortized using the effective interest method over the loan term (refer to Note 13). The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt. The Export

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Agency (ECA) fees capitalized within loan origination fees amounted to $16,283 and $6,548 as of December 31, 2010 and 2009, respectively. The ECA fees are the export credit insurance issued by the respective Export Credit Agency acting as an intermediary between national governments and exporters receiving financing.

13.	DEBT

	December 31, 2010		December 31, 2009
Short-Term Borrowings and Current Portion of Long-Term Debt:	Amount	Rate p.a., %	Amount	Rate p.a., %

Russian ruble-denominated:
Banks and financial institutions	744,223	5.4-8.5	493,271	9.0-16.5
Bonds issue	328,117	8.5-12.5	165,321	8.4
Corporate lenders	3,448	0.0-7.0	2,279	0.0

Total	1,075,788		660,871
U.S. dollar-denominated:
Banks and financial institutions	241,882	0.0-6.5	211,277	0.0-9.5
Corporate lenders	—		450	6.0

Total	241,882		211,727
Euro-denominated:
Banks and financial institutions	103,692	2.0-6.5	85,584	1.7-8.4

Total	103,692		85,584
Romanian lei-denominated:
Banks and financial institutions	15,603	7.6	5,750	5.5-12.4

Total	15,603		5,750
Total short-term borrowings	1,436,965		963,932
Current portion of long-term debt	640,844		959,117

Total short-term borrowings and current portion of long-term debt	2,077,809		1,923,049

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2010 and 2009 was 6.8% and 14.1% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2010 and 2009 was 4.7% and 4.0% p.a., respectively. The weighted average interest rate of the euro-denominated short-term borrowings as of December 31, 2010 and 2009 was 5.2% and 5.2% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2010 and 2009 was 7.6% and 8.1% p.a., respectively.

	December 31, 2010		December 31, 2009
Long-Term Debt, Net of Current Portion:	Amount	Rate p.a., %	Amount	Rate p.a., %

Russian ruble-denominated:
Banks and financial institutions	1,481,019	7.0-16.0	776,885	10.6-18.2
Bonds issue	984,352	9.8-19.0	487,265	12.5-19.0
Corporate lenders	289	0.0	310	0.0

Total	2,465,660		1,264,460
U.S. dollar-denominated:
Syndicated loan	2,000,000	5.3-6.3	2,348,996	7.2-8.2
Banks and financial institutions	1,080,229	0.0-8.0	1,170,945	3.3-14.0
Corporate lenders	32,323	0.0-12.0	—

Total	3,112,552		3,519,941
Euro-denominated:
Banks and financial institutions	302,722	1.3-9.0	224,692	1.3-8.2
Corporate lenders	530	0.0	358	0.0

Total	303,252		225,050
Romanian lei-denominated:
Banks and financial institutions	—		24,124	12.8-15.2

Total	—		24,124
Total long-term obligations	5,881,464		5,033,575
Less: current portion	(640,844)		(959,117)

Total long-term debt, net of current portion	5,240,620		4,074,458

The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2010 and 2009 was 10.4% and 13.9% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2010 and 2009 was 6.5% and 8.0% p.a., respectively. The weighted average interest rate of the euro-denominated long-term borrowings as of December 31, 2010 and 2009 was 4.2% and 4.9% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated long-term borrowings as of December 31, 2009 was 13.5% p.a.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aggregate scheduled maturities of the debt outstanding as of December 31, 2010, are as follows:

Payable By:

2011 (current portion)	2,077,809
2012	1,718,476
2013	1,423,599
2014	1,123,436
2015	909,119
Thereafter	65,990

Total	7,318,429

“Yakutugol” and “Oriel” credit facility

In July 2009, the Group executed a $1,600,000 loan arrangement (“Yakutugol” credit facility) for refinancing its syndicated loan facilities which had been obtained in 2007 for acquisition of its subsidiaries, Yakutugol and Elgaugol. “Yakutugol” credit facility was provided by a syndicate of banks with Commerzbank as facility Agreement Agent bearing interest at LIBOR plus 6.0% p.a., and provided for equal monthly installments from September 2009 through December 2012.

In July 2009, the Group executed a $1,000,000 loan arrangement (“Oriel” credit facility) for refinancing its syndicated loan facilities which had been obtained in 2008 for acquisition of its subsidiary, Oriel. The “Oriel” credit facility was provided by a syndicate of banks with Commerzbank as facility Agreement Agent bearing interest at LIBOR plus 7.0% p.a., and provided for equal monthly installments from July 2010 through December 2012.

New syndicated loan

In September 2010, the Group executed a $2,000,000 syndicated credit facility agreement and refinanced its remaining debt obligations under “Yakutugol” and “Oriel” credit facilities. The new facility is split between CMP, SKCC, SUNP and Yakutugol in the amounts of $95,238, $857,143, $190,476 and $857,143, respectively. The facility is drawn in two tranches, a 3-year and a 5-year tranche in amount of $800,000 and $1,200,000, respectively. The repayment is scheduled in monthly installments after the 9 and 15 month grace periods, respectively. The credit facility bears interest at a rate of LIBOR plus 5.0-6.0% p.a.

The Group appointed ING Bank N.V. and the Royal Bank of Scotland N.V. as Coordinators. In addition, BNP Paribas SA, CJSC UniCredit Bank, Commerzbank Aktiengesellschaft, HSBC Bank plc, Natixis, OJSC “Nordea Bank”, Raiffeisen Zentralbank Oesterreich AG, Société Générale, UniCredit Bank AG, VTB Bank (Austria) AG, VTB Bank (Deutschland) AG and VTB Bank (France) SA acted as Mandated Lead Arrangers and Morgan Stanley and Credit Suisse as Lenders for the facility.

Guarantees under the new syndicated loan are jointly issued by BMP, KMP, Mechel OAO, Mechel Carbon AG, Mechel-Mining OAO, Mechel Service Global B.V., Mechel Trading AG, Oriel, SKCC and Yakutugol for the total amount of $2,000,000. In addition, the loan is secured by 1,212,594 common shares of Yakutugol (29.99% of total common shares); 10,832,764 common shares of SKCC (29.99%); 474,294 common shares of CMP (14.99%) and 149,935 common shares of SUNP (25%).

The Group treated this refinancing as debt modification under FASB ASC 470, “Debt” (“ASC 470”). The fees associated with the modified debt, along with existing capitalized origination fees, were capitalized and amortized as an adjustment of interest expense over the remaining term of the syndicated loan using the interest method.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gazprombank facility agreement

In February 2009, the Group signed a $1,000,000 U.S. dollar-denominated credit facility agreement with Gazprombank bearing interest at 14.0% p.a. The loan is repayable in quarterly installments in 2010-2012. The indebtedness under the credit facility is secured by the pledge of 1,010,498 common shares of Yakutugol (25% of total common shares) and 9,027,306 common shares of SKCC (25%).

In February 2010, the Group signed a prolongation agreement with Gazprombank. According to this agreement, the credit facility including the short-term portion of $480,000 falling due in 2010 was rescheduled to be repaid in 2013-2015 and the interest rate was gradually reduced from 14.0% to 9.0%, 8.0% and 7.5% p.a. Consequently, the whole amount of the Gazprombank debt outstanding as of December 31, 2010 is classified as long-term. The Group treated this modification as debt extinguishment under ASC 470-50, but at the date of such prolongation the Gazprombank interest rates for the Group were consistent with the current market rates for similar borrowers. As a result there was no income statement effect as a result of such debt extinguishment.

Bonds

On June 21, 2006, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($184,877). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the eighth coupon periods was set as equal to that of the first period. The bondholders had an option to demand repayment of the bonds at par value starting June 21, 2010. The interest rate for the ninth and tenth coupon was set at 8.5% p.a. The interest rate for the eleventh to the fourteenth coupon periods is set by the Group and made public 10 days before the respective coupon period starts. The next demand repayment option is set on June 10, 2011. The obligatory redemption date is June 12, 2013. Bonds are secured by a guarantee issued by MTH. The aggregate amount of the guarantee issued is 5 billion Russian rubles ($164,059). The costs related to the issuance of bonds in the amount of $739 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2010 was $164,059 and is classified as current debt.

On July 30, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($159,154). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 19% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the twenty-eighth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting July 21, 2012. The obligatory redemption date is July 21, 2016. Bonds are secured by a guarantee issued by Yakutugol. The aggregate amount of the guarantee issued is 5.2 billion Russian rubles ($169,610). The costs related to the issuance of bonds in the amount of $1,844 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2010 was $164,059 and is classified as long-term debt.

On October 20, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,327). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the thirty-sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting October 11, 2012. The obligatory redemption date is October 9, 2018. Bonds are secured by a guarantee issued by Yakutugol. The

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

aggregate amount of the guarantee issued is 5.1 billion Russian rubles ($168,216). The costs related to the issuance of bonds in the amount of $703 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2010 was $164,059 and is classified as long-term debt.

On November 13, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($174,398). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the fourth coupon periods is set as equal to that of the first period. The interest rate for the fifth and sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting November 3, 2011. The obligatory redemption date is November 9, 2012. The costs related to the issuance of bonds in the amount of $643 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2010 was $164,059 and is classified as current debt.

On March 16, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,443). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.75% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The obligatory redemption date is March 12, 2013. The costs related to the issuance of bonds in the amount of $1,620 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2010 was $164,059 and is classified as long-term debt.

On April 28, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($172,044). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.75% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The obligatory redemption date is April 24, 2013. The costs related to the issuance of bonds in the amount of $360 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2010 was $164,059 and is classified as long-term debt.

On September 7, 2010, Mechel OAO issued two 5,000,000 ruble-denominated bonds in an aggregate principal amount of 10 billion Russian rubles ($327,042). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 10.0% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting August 27, 2015. The obligatory redemption date is August 25, 2020. The costs related to the issuance of bonds in the amount of $864 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2010 was $328,118 and is classified as long-term debt.

Other loans

Other significant debt provided by bank financing included credit line facilities from Sberbank, VTB, Bank of Moscow, Uralsib Bank, Alfa-Bank, UniCredit Bank, BNP Paribas and other institutions. The unused portion under all credit facilities as of December 31, 2010 and 2009 was $943,646 and $491,369, respectively. As of December 31, 2010, the Group’s credit facilities provided aggregated borrowing capacity of $8,262,075, of which $3,021,459 expires within a year.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The outstanding balances of short-term and long-term debt by denominated currencies as of December 31, 2010 and 2009 were as follows:

	December 31, 2010	December 31, 2009
Short-Term and Long-Term Debt:	Amount	Amount

Russian ruble-denominated:
Bonds	1,312,469	652,586
Sberbank	906,479	281,746
VTB	610,298	495,963
Gazprombank	393,741	360,400
Bank of Moscow	177,183	56,209
MBRR	49,218	—
MDM	32,812	—
Promsvyazbank	12,521	—
Moscow Credit Bank	—	46,290
Raiffeisenbank	—	18,979
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	—	9,841
Other	46,727	3,317

Total	3,541,448	1,925,331
U.S. dollar-denominated:
Syndicated credit facility (previously referred to as “Yakutugol” and “Oriel” facilities)	2,000,000	2,348,996
Gazprombank	1,000,000	1,035,000
Alfa-bank	100,000	—
Uralsib	95,000	73,000
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	38,855	68,453
ING Bank	23,225	52,632
Raiffeisenbank	—	12,000
Other	97,354	141,587

Total	3,354,434	3,731,668
Euro-denominated:
Uralsib	59,740	71,730
Fortis Bank	56,785	67,262
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	50,653	44,790
ING Bank	40,553	26,291
VTB	35,320	29,256
Commerzbank	30,287	24,615
ABN AMRO	26,423	22,167
Raiffeisenbank	17,499	8,075
Sberbank	6,492	—
Other	83,192	16,448

Total	406,944	310,634
Romanian lei-denominated:
Raiffeisenbank	15,603	20,943
Other	—	8,931

Total	15,603	29,874

Total short-term and long-term debt	7,318,429	5,997,507

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2010 and 2009, Gazprombank provided long-term and short-term ruble and U.S. dollar-denominated loans to CMP, Mechel Service and MTH bearing interest at 7.0-9.8% p.a. The outstanding balance as of December 31, 2010 and 2009 was $393,741 and $395,400, respectively.

In 2010 and 2009, Sberbank provided long-term and short-term ruble and euro-denominated loans to the Group’s subsidiaries bearing interest at 6.5-16.5% p.a. The outstanding balances as of December 31, 2010 and 2009 were $912,971 and $281,746, respectively. The indebtedness under the long-term credit facility with CMP totaling to $492,176 as of December 31, 2010 is secured by the pledge of 1,866,711 common shares of BMP (25% plus 1 share of total common shares).

During 2008, VTB provided a short-term ruble-denominated loan to the Group’s subsidiaries (CMP, SKCC and Yakutugol) bearing interest at 12.0%, which was increased by the bank in November 2009 up to 14.6% p.a. for Yakutugol and SKCC and up to 14.0% p.a. for CMP. In September 2010, the interest rate was decreased to 9.75% p.a. for SKCC. In accordance with an amendment to the agreement, the loan should be repaid in November 2012. The outstanding balances as of December 31, 2010 and 2009 were $446,240 and $495,963, respectively.

In 2009, VTB provided euro-denominated long-term and short-term loans to HBL bearing interest 8.3-8.5% p.a. The outstanding balances as of December 31, 2010 and 2009 were $31,312 and $23,648, respectively.

During 2010, VTB provided ruble and euro-denominated long-term and short-term loans to CMP and Mechel OAO, bearing interest at 6.1-8.6% in the total amount of $398,952. The outstanding balances as of December 31, 2010 and 2009 were $168,066 and $nil, respectively.

In 2010 and 2009, Bank of Moscow provided long-term and short-term ruble-denominated loans to MTH and Yakutugol bearing interest at 7.9-12.0% p.a. The outstanding balances as of December 31, 2010 and 2009 were $177,183 and $56,209, respectively.

In 2010 and 2009, Uralsib Bank provided BMP, KMP and Izhstal with short-term U.S. dollar and euro-denominated loans bearing interest at 3.8-9.5% p.a. The outstanding balances as of December 31, 2010 and 2009 were $154,740 and $144,730, respectively.

During 2010, Alfa-bank provided Mechel Trading Ltd. with two short-term U.S. dollar-denominated loans bearing interest at 6.5%-8.0% p.a. in the total amount of $200,000. The outstanding balance as of December 31, 2010 was $100,000.

In 2010 and 2009, UniCredit Bank provided short-term and long-term U.S. dollar, ruble and euro-denominated loans to the Group’s subsidiaries bearing interest at 1.6-9.0% p.a. The outstanding balances as of December 31, 2010 and 2009 were $89,508 and $123,084, respectively.

During 2008-2010, ING Bank provided the Group’s subsidiaries with short-term and long-term U.S. dollar, Romanian lei and euro-denominated loans bearing interest at 1.0-6.0% p.a. The outstanding balances as of December 31, 2010 and 2009 were $63,778 and $78,923, respectively.

During 2009 and 2008, Fortis Bank provided the Group’s subsidiaries with U.S. dollar and euro-denominated loans bearing interest at 0.5-5.6% p.a. The outstanding balances as of December 31, 2010 and 2009 were $56,785 and $67,262, respectively.

During 2010, MBRR provided Mechel-Energo with a short-term ruble-denominated loan bearing interest at 6.5% p.a. in the amount of $49,392. The outstanding balance as of December 31, 2010 was $49,218.

During 2009 and 2008, Raiffeisenbank provided to the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 1.6-7.6% p.a. The outstanding balances as of December 31, 2010 and 2009 were $33,102 and $59,997, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2009, upon the acquisition of the BCG Companies, the Group included in its debt portfolio long-term U.S. dollar-denominated loans from Carter Bank and Trust, First United National Bank, Caterpillar Finance, People’s Capital and Leasing Corporation and other banks in the total amount of $115,527 bearing interest at 0.0-11.3% p.a. The outstanding balances as of December 31, 2010 and 2009 were $32,849 and $100,719, respectively.

Pledges

As of December 31, 2010 and 2009, the carrying value of property, plant and equipment pledged under the loan agreements amounted to $721,800 and $693,051, respectively. Carrying value of inventories pledged under the loan agreements amounted to $148,521 and $116,234 as of December 31, 2010 and 2009, respectively. Accounts receivable pledged as of December 31, 2010 and 2009 amounted to $96,551 and $143,433, respectively. Cash pledged under the loan agreements amounted to $72,864 and $25,913 as of December 31, 2010 and 2009, respectively. In addition to the subsidiaries’ share pledges disclosed elsewhere in this Note, 632,393 common shares of CMP (20% of total common shares) were pledged under the long-term credit facility with BNP Paribas as of December 31, 2010.

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

As of December 31, 2009, the Group breached a number of financial and non-financial covenants in various loan agreements but received appropriate consents and covenant amendments from the banks and as of the date of the issuance of the financial statements, the Group did not have any violations of the covenants, which might lead to the demand for accelerated repayment of principal and interest under various facility agreements.

As of December 31, 2009, the Group received consents and covenant amendments relating to the following breaches under the most significant long-term and short-term loan arrangements totaling $4,096,217:

•	The Group was not in compliance with certain financial ratios, specifically, “Net Borrowings” as defined by the applicable debt agreements, do not exceed $5,500,000, while the actual Group’s Net Borrowings amount as of December 31, 2009 was $5,677,471. The amount of the covenant was amended to $5,750,000;

•	HBL breached the financial ratios “Financial Indebtedness to EBITDA” and “EBITDA to Net Interest Expense” set at level of at lowest 3:1 and at highest 3:1, respectively, under the long-term euro-denominated loan agreement signed with VTB (Deutchland) while the actual ratios as of December 31, 2009 were 10.8:1 and 0.7:1, respectively. The outstanding balance under this loan agreement was $23,648 as of December 31, 2009;

•	Ductil Steel breached “Debt to EBITDA” ratio set at less than 3:1 under the long-term U.S. dollar denominated loan agreement with ING Bank. Ductil Steel also was not in compliance with the following covenant: “the Borrower shall route through the Bank a percentage of its turnover equal to that of the Total Facility granted by the Bank in Borrower’s total bank debts”. The outstanding amount under this loan agreement was $22,481 as of December 31, 2009;

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	MTH, being a guarantor under the facility agreement between SKCC and UniCredit Bank, breached the “Equity” ratio set at a level of the highest $200,000. The outstanding amount under this guarantee agreement was $40,000 as of December 31, 2009;

•	Yakutugol and SKCC did not reach the minimum level of export sales turnover to be routed through the bank account that was set at 50% under the long-term U.S. dollar-denominated loan agreement with Gazprombank. The outstanding amount under these loans was $1,000,000 as of December 31, 2009.

In June 2009, the BCG Companies received a request from the lenders under the long-term U.S. dollar-denominated facility agreement with People’s Capital and Leasing Corporation regarding an immediate repayment of the outstanding amount of $3,446 as of December 31, 2009, due to the change in ownership. As of the date of the issuance of these financial statements, a new repayment schedule is under discussion between counterparties.

As of December 31, 2010, the Group had no breaches of financial and non-financial covenants. Accordingly, no reclassifications of long-term debt to short-term liabilities due to covenant violations were made as of December 31, 2010 and 2009.

Specifically, as of December 31, 2010 the Group had to comply with the following ratios under the most significant loan agreements:

•	The Group’s Shareholder Equity shall be at all times greater than or equal to $4 billion, while the actual amount as of December 31, 2010 was $4,642,825;

•	Consolidated Net Borrowings to EBITDA shall be not more than 3.5, while the actual ratio is 3.45;

•	Consolidated EBITDA to net interest expenses shall be equal to or more than 2, while the actual ratio was 3.72.

14.	FAIR VALUE MEASUREMENTS

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets Measured at Fair Value on a Recurring Basis

The Group has segregated all financial assets that are measured at fair value on a recurring basis as of December 31, 2009 and 2008 into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below:

				Fair Value
December 31, 2010	Level 1	Level 2	Level 3	Measurements

Assets:
Available-for-sale securities	5,512	—	—	5,512

Total assets	5,512	—	—	5,512

Liabilities:
Contingent liability	—	—	(21,999)	(21,999)

Total liabilities	—	—	(21,999)	(21,999)

				Fair Value
December 31, 2009	Level 1	Level 2	Level 3	Measurements

Assets:
Available-for-sale securities	9,118	—	—	9,118

Total assets	9,118	—	—	9,118

Liabilities:
Contingent liability	—	—	(20,369)	(20,369)

Total liabilities	—	—	(20,369)	(20,369)

To determine the fair value of available-for-sale securities quoted market prices in active markets for identical assets were used by the Group and they were considered as Level 1 inputs.

The contingent liability measured at fair value is represented by the Drilling Program contingent liability (refer to Note 3(e)), which was calculated using the estimated tonnage of coal in-place determined by the independent appraisal. The maturity date of the contingent liability is May 7, 2014. The present value of contingent liability was determined using an 8% discount rate, stated in the Merger agreement for actual settlement of contingent obligation, which represents the estimate of the amount that would have been paid if the Group had settled the liability at the balance sheet date.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s model inputs used involve significant management judgment. Such assets and liabilities are typically classified within Level 3 of the fair value hierarchy. The table below sets forth a summary of changes in the fair value of Group’s Level 3 financial liability at December 31, 2010:

Contingent
Liability

Balance at the acquisition date	(514,607)
Gain resulting from remeasurement of contingent liability (Note 22)	494,238
Transfers in and out of Level 3	—

Balance at at beginning of year	(20,369)

Loss resulting from remeasurement of contingent liability (Note 22)	(1,630)
Transfers in and out of Level 3	—

Balance at end of year	(21,999)

As of December 31, 2010, the fair value of variable and fixed rate long-term loans (based on future cash flows discounted at current long-term market rates available for corporations) was as follows:

	Carrying Value incl.
	Interest Accrued as of	Fair Value as of
	December 31, 2010	December 31, 2010

Russian ruble-denominated debt	2,264,631	2,100,583
U.S. dollar-denominated debt	2,822,258	2,808,031
Euro-denominated debt	199,467	197,037

Total long-term debt	5,286,356	5,105,651

The fair value of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, short-term borrowings, bank financing, equipment financing contracts and other financial instruments not included in the tables above approximates carrying value.

The Group assessed the maximum amount of loss due to credit risk that would be incurred if the parties that make up a concentration of credit risk failed to perform according to the terms of contracts and consider the probable amount of such loss immaterial for the periods presented in these financial statements.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the movements in asset retirement obligations for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008

Asset retirement obligation at beginning of year	59,695	71,604	71,294
Liabilities incurred in the current year	1,770	3,359	6,066
Liabilities settled in the current year	(2,821)	(6,706)	(5,300)
Accretion expense	6,545	7,398	6,078
Revision in estimated cash flow	(8,228)	(13,262)	7,155
Translation difference	(741)	(2,698)	(13,689)

Asset retirement obligation at end of year	56,220	59,695	71,604

Liabilities incurred during the year ended December 31, 2010 are mainly represented by the obligations arising on the acquisitions of TPP Rousse in the amount of $1,688. Liabilities incurred during the year ended December 31, 2009 are represented by the obligations arising on the acquisition of the BCG Companies in the amount of $3,359. Liabilities incurred during the year ended December 31, 2008 are represented by the obligations arising on the acquisitions of Oriel and Ductil Steel in the amounts of $3,264 and $2,802, respectively.

Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets. The effects of revisions in estimated cash flows relate mainly to continuous refinement of future asset removal activities and restoration costs at CMP and SKCC during the year ended December 31, 2010, at Izhstal during the year ended December 31, 2009 and at CMP and SKCC during the year ended December 31, 2008 as assessed by the Group with the help of independent environmental engineers.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

funds, under certain circumstances, these assets are not effectively restricted from possible withdrawal by the employer. Based on this fact, these assets do not qualify as “plan assets” under U.S. GAAP and these pension schemes are considered to be fully unfunded.

During 2010, the Group introduced a new corporate plan for the majority of the Russian entities except for Yakutugol. As a result the Group ceased to bear any liabilities to provide either pension or lump sum upon retirement benefits, or both, to the employees who do not participate in the corporate pension plan. In addition, the Group terminated the provision of the guarantees concerning the amount of the pension provided via a non-state pension fund to those employees who were born after a certain year.

As of December 31, 2010, there were approximately 71,618 active participants under the defined benefit pension plans and 29,620 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2009, the related figures were 70,594 and 27,234, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

The total number of the BCG Companies’ employees and their dependents eligible for benefits as of December 31, 2010 was 669 and the total number of retirees and their dependents was 142. As of December 31, 2009, the related figures were 220 and 142, respectively. The majority of employees belong to the United Mine Workers of America (UMWA).

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2011, with the measurement date of December 31, 2010. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined by the Group are supported by an independent qualified actuary, and are charged to the statements of income and comprehensive income (loss) ratably over employees’ working service with the Group.

As of December 31, 2010 and 2009, projected benefit obligation and other postretirement benefit obligations amounted to $188,068 and $183,989, respectively.

Projected benefit obligation

The movements in the projected benefit obligation (“PBO”) were as follows during the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008

Projected benefit obligation at beginning of year	156,880	187,030	330,366
Service cost	6,990	7,680	9,245
Interest cost	12,572	14,917	18,426
Obligations arising from acquisitions and other	1,564	1,665	6,901
Benefits paid	(15,091)	(15,000)	(11,895)
Actuarial (gain) loss	(4,505)	3,650	(74,889)
Plan amendments	8,852	1,856	(1,750)
Curtailment gain	(18,237)	(38,573)	(52,156)
Translation difference	(1,491)	(6,345)	(37,218)

Projected benefit obligation at end of year	147,534	156,880	187,030

The curtailment gain was recognized in 2010 due to an introduction of a new corporate plan for the majority of the Russian entities resulting in a termination of the defined benefit pension and lump sum upon retirement for certain employees and overall decrease in number of employees.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The plan amendments in 2010 related to the adoption of changes to the collective bargaining agreements of Yakutugol introducing partial compensation of heating expenses to current employees and pensioners and change in valuation of lump sum upon retirement provided by Yakutugol.

The main reason for the reduction in the PBO in 2009 related to curtailments, settlements and actuarial gains related to Yakutugol, and were specifically attributable to the revisions in the resettlement program due to changes in the program, eligibility, assumptions and significant reduction in number of employees at Yakutugol, which resulted in the decrease in the PBO by $35,782.

The main reasons for the reduction in the PBO in 2008 related to the following:

•	Revisions in the resettlement program due to changes in assumptions and significant reduction in number of employees at Yakutugol resulted in the decrease in PBO by $8,248;

•	Change in assumptions, significant reduction in number of employees, settlement of obligations towards withdrawn deferred pensioners, and changes in benefit formula resulted in the overall decrease in the PBO by $37,215;

•	Actuarial gain of $39,923 related to changes in discount rates, staff turnover, retirement age and other assumptions.

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009

Pension obligation, current portion	33,337	30,610
Pension obligation, net of current portion	114,197	126,270

Total pension obligation	147,534	156,880

The components of net periodic benefit cost were as follows for the year ended December 31, 2010, 2009 and 2008:

	2010	2009	2008

Service cost	6,990	7,680	9,245
Amortization of prior service cost	670	313	500
Interest cost	12,572	14,917	18,426
Amortization of actuarial gain	(2,581)	(3,187)	(89)
Curtailment gain	(13,910)	(37,717)	(23,421)
Termination benefits	—	—	4,524
Other benefits	545	1,665	—

Net periodic benefit cost	4,286	(16,329)	9,185

The PBO, accumulated benefit obligation, fair value of plan assets and funded status were as follows as of December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009

Projected benefit obligation	147,534	156,880
Accumulated benefit obligation	116,549	115,843
Fair value of plan assets	—	—
Funded status	(147,534)	(156,880)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts recognized in accumulated other comprehensive income (“AOCI”) were as follows for the years ended December 31, 2010 and 2009:

	2010	2009

Net gain	(59,233)	(57,079)
Prior service cost	8,801	3,015
Translation difference	759	—

Total amount recognised in AOCI	(49,673)	(54,064)

The change in the PBO recognized in OCI was as follows for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008

Additional (gain) loss arising during the year	(4,505)	3,650	(74,889)
Less re-classified (gain) loss amortization	(606)	(2,490)	20,276
Additional prior service cost (credit) from plan amendment	8,852	1,856	(1,750)
Less re-classified prior service cost amortization	3,023	472	500
Translation difference	2,461	(2,245)	9,756

Net amount recognised in other comprehensive income for the year	4,391	5,279	(87,659)

The key actuarial assumptions used to determine benefit obligations were as follows as of December 31, 2010 and 2009:

	2010	2009

Discount rate
Russian entities	8.00%	8.70%
Romanian entities	7.00%	10.00%
German entities	5.15%	5.25%
Bulgarian entities	5.20%	N/A
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	7.29%	7.79%
Romanian entities	5.37%	5.37%
German entities	4.00%	4.00%
Bulgarian entities	5.79%	N/A

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2010 and 2009:

	2010	2009

Discount rate
Russian entities	8.70%	9.00%
Romanian entities	10.00%	13.00%
German entities	5.25%	5.25%
Bulgarian entities	5.50%	N/A
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	7.79%	8.61%
Romanian entities	5.37%	6.10%
German entities	4.00%	4.00%
Bulgarian entities	5.49%	N/A

The results of sensitivity analysis of PBO as of December 31, 2010 are presented below:

Change in PBO
as of December 31, 2010
% from the “Base Case” PBO

Discount rate of 1% p.a. lower than “base case”	8%
Salary growth of 1% p.a. higher than “base case”	3.5%
Staff turnover rate plus 3% p.p. for all ages	(4.6)%

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2011:

2011

Transition obligation (asset)	—
Net gain	(4,323)
Prior service cost	1,582

Total amounts expected to be recognized during 2011	(2,741)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2011	2012	2013	2014	2015	2016-2020	Total

Pensions (including monthly financial support)	16,489	6,706	7,340	8,055	8,994	39,676	87,260
Other benefits	16,848	5,326	4,895	5,394	6,044	31,918	70,425

Total expected benefits to be paid	33,337	12,032	12,235	13,449	15,038	71,594	157,685

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other postretirement benefit obligations

Upon the acquisition by the Group of the BCG Companies on May 7, 2009 (refer to Note 3(e)), the Group recognized the healthcare postretirement benefit obligations. The movements in accumulated postretirement benefit obligation were as follows during the year ended December 31, 2010 and 2009:

	2010	2009

Accumulated postretirement benefit obligation at beginning of year	27,109	—
Service cost	1,178	515
Interest cost	1,837	1,037
Obligations arising from acquisitions	—	21,420
Actuarial loss	12,001	4,875
Benefits paid	(1,591)	(738)

Accumulated postretirement benefit obligation at end of year	40,534	27,109

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009

Postretirement obligation, current portion	1,259	1,107
Postretirement obligation, net of current portion	39,275	26,002

Total postretirement obligation	40,534	27,109

The components of net periodic benefit cost were as follows for the year ended December 31, 2010 and 2009:

	2010	2009

Service cost	1,178	515
Amortization of prior service cost	144	—
Interest cost	1,837	1,037

Net periodic benefit cost	3,159	1,552

A summary of accumulated postretirement benefit obligation, employer contributions, benefits paid and funded status were as follows as of December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009

Accumulated postretirement benefit obligation at end of year	40,534	27,109
Employer contributions	1,591	738
Benefits paid	(1,591)	(738)

Funded status at end of year	(40,534)	(27,109)

Amounts recognized in AOCI were as follows for the year ended December 31, 2010 and 2009:

	2010	2009

Net actuarial loss	16,733	4,876

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other changes in assets and benefit obligations recognized in other comprehensive income were as follows as of December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009

Net actuarial loss	12,001	4,876
Amortization of net gain	(144)	—

Total recognized in other comprehensive income	11,857	4,876

Other information used in actuarial valuation as of December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009

Market-related value of assets as of beginning of fiscal period	—	—
Amount of future annual benefits of plan participants covered by insurance contracts issued by the employer or related parties	—	—
Alternative amortization methods used
Prior service cost	N/A	N/A
Unrecognized net (gain)/loss	None	None
Employer commitments to make future plan amendments (that serve as the basis for the employer’s accounting for the plan)	None	None

The key actuarial assumptions used to determine benefit obligations at December 31, 2010 and 2009:

	2010	2009

Discount rate	5.64%	6.28%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	N/A	N/A
Healthcare cost trend rate	10.00%	10.00%
Ultimate rate	5.00%	5.00%
Number of years to reach ultimate rate	10	5

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2010 and 2009:

	2010	2009

Discount rate	6.28%	7.40%
Expected return on plan assets	N/A	N/A
Healthcare cost trend assumed for the subsequent year	10.00%	10.00%
Ultimate rate	5.00%	5.00%
Number of years to reach ultimate rate	5	5

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of sensitivity analysis of postretirement benefit obligations as of December 31, 2010 are presented below:

Change in Postretirement
Benefit Obligations
as of December 31, 2010

Annual effect of 1% point increase in healthcare cost trend on:
Service and interest cost components	1,429
Accumulated postretirement benefit obligation	7,921
Annual effect of 1% point decrease in healthcare cost trend on:
Service and interest cost components	(1,034)
Accumulated postretirement benefit obligation	(6,176)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2011:

2011

Transition obligation (asset)	—
Net loss	645
Prior service cost (credit)	—

Total amounts expected to be recognized during 2011	645

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2011	2012	2013	2014	2015	2016-2020	Total

Estimated future benefit payments reflecting expected future service	1,259	1,353	1,437	1,531	1,630	9,044	16,254

17.	FINANCE LEASE

In 2010 and 2009, several Group’s subsidiaries entered into agreements with third parties for the lease of transport and production equipment. The leases were classified as finance (capital) lease in accordance with ASC 840, “Leases”, as they contain a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

As of December 31, 2010 and 2009, the net book value of the leased assets was as follows:

	December 31,	December 31,
	2010	2009

Transport equipment and vehicles	195,054	105,981
Machinery and equipment	93,639	39,455
Construction in progress	1,731	—
Less: accumulated depreciation	(34,263)	(19,495)

Net value of property, plant and equipment, obtained under capital lease agreements	256,161	125,941

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying amount and maturities of capital lease liabilities as of December 31, 2010 were as follows:

	Total Payable	Interest	Net Payable

Payable in 2011	71,111	(21,447)	49,664
Payable in 2012	58,130	(13,856)	44,274
Payable in 2013	39,893	(8,521)	31,372
Payable in 2014	31,017	(5,262)	25,755
Payable in 2015	19,926	(2,679)	17,247
Payable thereafter	13,505	(1,785)	11,720

Total capital lease liabilities	233,582	(53,550)	180,032

As of December 31, 2010 and 2009, part of leased property, plant and equipment was pledged under the operating assignment agreements.

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies on different groups of equipment from 2.7% to 13.2% (U.S. dollar-denominated contracts), from 6.8% to 26.4% (euro-denominated contracts) and from 5.1% to 23.4% (ruble-denominated contracts). Interest expense charged to the accompanying Group’s statements of income and comprehensive income (loss) in 2010 and 2009 amounted to $18,664 and $12,916, respectively.

18.	EQUITY

Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.3), of which 416,270,745 common shares were outstanding as of December 31, 2010 and 2009.

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

On May 7, 2009, the Group transferred 83,254,149 preferred shares to the sellers of the BCG Companies as a part of purchase consideration. As of the acquisition date, the estimated value of the preferred shares amounted to $496,159 (refer to Note 3(e)). An excess of the appraised value of the preferred shares over their par value was accounted for as additional paid-in capital.

Dividends

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Group’s subsidiaries. Dividends from Russian companies are generally subject to a 9% withholding tax for residents and 15% for non-residents, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties. Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over one year, if the cost

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of acquisition of shares of the company paying dividends exceeded 500 million Russian rubles). Additional dividend tax could be imposed on the transfer of undistributed earnings of subsidiaries to Mechel (generally, tax rate is assumed as 9%). Approximately $9,365,246 and $7,961,352 of statutory undistributed earnings were available for dividends as of December 31, 2010 and 2009, respectively.

On June 30, 2009, Mechel declared a dividend of 6,510 million Russian rubles ($208,066) to its shareholders for 2008, out of which $134,498 was distributed to the holders of preferred shares. During July-December 2009, the dividends declared for 2008 were paid in full amount.

On June 30, 2010, Mechel declared a dividend of 727.6 million Russian rubles ($23,325) to its shareholders for 2009, out of which $8,780 was subject to the distribution to the holders of preferred shares. During July-December 2010, the dividends declared for 2009 were paid in full amount.

Earnings per share

Net income per common share for all periods presented was determined in accordance with FASB ASC 260, “Earnings Per Share” (“ASC 260”), by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2010	2009	2008

Net income (loss) available to common shareholders	648,433	(60,757)	1,140,544
Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

Earnings (loss) per common share	1.56	(0.15)	2.74

Net income attributable to common shareholders of Mechel OAO for the years ended December 31, 2010 and 2009 has been computed by deducting the dividends on preferred shares for the years then ended, declared on June 30, 2010 and 2009, in the amount of $8,780 and $134,498, respectively, from net income attributable to shareholders of Mechel OAO.

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
2010:
Common shares: January 1-December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

There were no dilutive securities issued as of December 31, 2010, 2009 and 2008.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisitions of non-controlling interests

In January 2009, the Group purchased the remaining 10% of certain Oriel subsidiaries for $3,500 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the consideration paid and the amount by which the non-controlling interest was adjusted, of $3,500, was attributed to additional paid-in capital.

In September-October 2009, the Group purchased 0.44% of SKCC from non-controlling shareholders for $11,131 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $8,088, was attributed to additional paid-in capital.

In February-December 2010, the Group purchased 0.71% of SKCC from non-controlling shareholders for $16,505 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $11,558, was attributed to additional paid-in capital.

19.	INCOME TAXES

Income before income tax and non-controlling interests attributable to different jurisdictions was as follows:

	Years Ended December 31,
	2010	2009	2008

Russia	1,179,656	(390,020)	1,291,336
Switzerland	61,583	(45,254)	(4,988)
British Virgin Islands	144,032	518,437	(22,402)
Romania	(114,597)	(99,069)	70,122
Lithuania	(3,514)	(3,477)	(645)
Kazakhstan	(48,751)	34,009	15,437
USA	(34,223)	(50,103)	—
Other	(215,556)	130,701	(592)

Total	968,630	95,224	1,348,268

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,
	2010	2009	2008

Current income tax expense
Russia	195,514	41,940	513,632
Switzerland	921	3,911	2,843
Romania	80	57	6,002
Lithuania	—	(1)	72
Kazakhstan	531	—	—
USA	—	—	—
Other	4,215	4,651	154

	201,261	50,558	522,703

Deferred income tax expense (benefit)
Russia	34,147	(10,829)	(138,442)
Switzerland	(2,822)	3,073	(3,409)
Romania	(794)	(2,680)	(1,039)
Lithuania	48	230	(126)
Kazakhstan	55,964	(3,251)	(260,838)
USA	(8,007)	(20,200)	—
Other	(3,141)	1,992	38

	75,395	(31,665)	(403,816)

Total income tax expense	276,656	18,893	118,887

Taxes represent the Group’s provision for profit tax. During 2008, income tax was calculated at 24% of taxable profit in Russia, at 10.5% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 30% in Kazakhstan and at 40.5% in the USA. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In November 2008, the tax legislation of Russia was amended to decrease Russian statutory income tax rate from 24% to 20% starting from January 1, 2009. Therefore, during 2009-2010, income tax was calculated at 20% of taxable profit in Russia. In addition, in December 2008 and November 2009, the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009-2012, 17.5%-2013, 15%-2014 and thereafter. However, in 2010, new amendments in the tax legislation of Kazakhstan resulted in an increase in the statutory tax rate back to 20% for 2013 and thereafter. The changes in income tax rates are effective from January 1 in each of the respective years. As of December 31, 2010, 2009 and 2008, the effect of these changes in the total amount of $59,635, $3,010 and $341,056, respectively, was recognized as an increase (in 2010) and a decrease (in 2008-2009) in the income tax expense for the year then ended in the Group’s statement of income and comprehensive income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates to the income before tax and non-controlling interest, to the income tax expense reported in the financial statements is as follows:

	Years Ended December 31,
	2010	2009	2008

Theoretical income tax expense computed on income before taxes at Russian statutory rate (20% in 2009 and 2010 and 24% in 2008)	193,726	19,045	323,584
Effects of other jurisdictions and permanent differences:
Remeasurement of contingent liability, non-taxable	—	(95,771)	—
Non-deductible expenses and non-taxable income, net	11,720	7,244	35,427
Social expenditures	1,102	3,975	2,164
Change in valuation allowance	55,179	106,019	136,443
Change in unrecognized tax benefits under ASC 740-10	(12,964)	(7,345)	(35,376)
Different tax rates in foreign jurisdictions	(34,828)	(9,657)	8,803
Fines and penalties related to taxes	(20)	(1,296)	3,326
Change in tax rate and tax legislation	59,635	(3,010)	(341,056)
Other permanent differences	3,106	(311)	(14,428)

Income tax expense, as reported	276,656	18,893	118,887

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31,	December 31,
	2010	2009

Deferred tax assets, current:
Inventory	10,207	8,758
Net operating loss carry-forward	58,730	13,614
Bad debt allowance	4,384	5,633
Timing difference in cost recognition	648	4,669
Accrued liabilities	6,932	10,231
Vacation provision	1,579	3,814
Other	4,622	1,498

Total deferred tax asset, current	87,102	48,217
Valuation allowance for deferred tax assets, current	(3,883)	(10,956)

Total deferred tax asset net of valuation allowance, current	83,219	37,261

Deferred tax assets, non-current:
Net operating loss carry-forward	332,356	329,570
Asset retirement obligation	7,485	6,729
Property, plant and equipment	11,269	10,757
Pension obligations	16,166	10,095
Other	5,820	1,607

Total deferred tax assets, non-current	373,096	358,758
Valuation allowance for deferred tax assets, non-current	(306,592)	(258,047)

Total deferred tax asset net of valuation allowance, non-current	66,504	100,711

Total deferred tax asset, net	149,723	137,972

	December 31,	December 31,
	2010	2009

Deferred tax liabilities, current:
Timing difference in revenue recognition	4,529	11,002
Timing difference in cost recognition	7,124	4,582
Inventories	24,936	11,320
Bad debt allowance	8,413	3,720
Other	2,142	4,794

Total deferred tax liabilities, current	47,144	35,418
Deferred tax liabilities, non-current:
Property, plant and equipment	384,525	351,822
Mineral licenses	1,196,181	1,157,423
Investments	35	2,072
Timing difference in cost recognition	18,038	1,864
Other	4,454	15,418

Total deferred tax liabilities, non-current	1,603,233	1,528,599

Total deferred tax liability	1,650,377	1,564,017

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A deferred tax liability of approximately $93,830 and $171,971 as of December 31, 2010 and 2009, respectively, has not been recognized for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of $429,125 and $328,188 as of December 31, 2010 and 2009, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel.

In 2007, at the date of its acquisition of Yakutugol, the Group recorded deferred tax assets of $44,568 resulting from the recognition of pension liabilities. The amounts related to payments made to the non-state pension fund Almaznaya Osen’ and periodic and one-time payments made as post-retirement support to the employees. In previous years, such payments were treated as deductible expenses for tax purposes. In 2008, the Group changed its position with respect to the deduction of payments to the non-state pension fund Almaznaya Osen’ and started treating them as non-deductible for tax purposes. Additionally, the Group excluded expenses to the non-state pension fund from expenses periodically deducted for profit tax purposes and re-filed its profits tax returns for 2006-2007 based on the results of tax authorities’ audits. The effect of related adjustments was applied to increase the remaining balance of goodwill attributable to the Yakutugol’s acquisition. In addition, the Group derecognized most of its other deferred tax assets related to pension benefit obligations as of December 31, 2007 as increase in income tax expense in 2008.

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

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. Deferred tax assets on net operating loss carryforwards which are considered to be realized in the future, are related to the Russian, Kazakhstan and U.S. jurisdictions. For the Russian, Kazakhstan and U.S. income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred primarily in 2008-2010, which may be carried forward for use against their future income within 10 years in the full amounts.

As of December 31, 2010 and 2009, deferred tax assets on net operating loss carryforwards for statutory income tax purposes amounted to $391,086 and $343,184, respectively. As management concluded that the utilization of a substantial portion of such losses is not probable, the valuation allowances in the amount of $307,875 and $256,919 were recorded against net operating loss carryforwards by the Group as of December 31, 2010 and 2009, respectively. The significant increase in tax losses subject to carryforward in 2010 was caused by interest payments on borrowings, which were taken to finance the 2010 and 2009 acquisitions, and operating losses incurred by the several Group subsidiaries due to a substantial fall in market prices for the main commodities manufactured or mined by the Group.

Unrecognized Tax Benefits

Unrecognized income tax benefits of $4,266, including interest and penalties of $717, as of December 31, 2010 and $17,172, including interest and penalties of $7,928, as of December 31, 2009 were recorded by the Group in the accompanying consolidated balance sheets.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of the beginning and ending amount of unrecognized income tax benefits, net of interest and penalties, is as follows:

	2010	2009

Unrecognized income tax benefits at the beginning of year	9,244	18,511
Increases as a result of tax positions taken during prior periods	1,963	—
Decreases as a result of tax positions taken during prior periods	(7,213)	(8,745)
Increases as a result of tax positions taken during the current period	—	1,586
Decreases relating to settlements with tax authorities	(503)	(1,248)
Translation difference	58	(860)

Unrecognized income tax benefits at the end of year	3,549	9,244

Reduction in unrecognized income tax benefits in 2010 was largely a result of a lapse of the applicable statute of limitations. All unrecognized income tax benefits, if recognized, would affect the effective tax rate. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes. The Group recognized interest and penalties of $606 and $1,270 in 2010 and 2009, respectively.

As of December 31, 2010, the tax years ended December 31, 2008-2010 remained subject to examination by Russian tax authorities. As of December 31, 2010, the tax years ended December 31, 2006-2010 remained subject to examination by Swiss, Liechtenstein, Romanian and the U.S. tax authorities. In some companies certain periods were reviewed by the tax authorities and based on the history the Group believes that probability of the repetitive review is less than 10%. Based on the underlying purchase agreement, any tax risks, which may be identified by the U.S. tax authorities for the period before the date of acquisition of the BCG Companies will be imposed to the Seller.

Although the Group believes it is more likely than not that all recognized income tax benefits would be sustained upon examination, the Group has recognized some income tax benefits that have a reasonable possibility of successfully being challenged by the tax authorities.

20.	TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated income statements are comprised of the following:

	Years Ended December 31,
	2010	2009	2008

Property and land tax	91,235	79,253	85,415
VAT	2,887	8,600	1,618
Fines and penalties related to taxes	1,881	379	35,280
Other taxes and penalties	14,756	16,971	(5,723)

Total taxes other than income tax	110,759	105,203	116,590

Property and land tax includes accruals for land tax, which amounted to $37,775, $31,931 and $34,300 for the years ended December 31, 2010, 2009 and 2008, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of perpetual use. According to land legislation, the right of perpetual use has to be re-registered before January 1, 2012 through purchase of land or operating leases up to 49 years.

Property and land tax also includes expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $14,583, $10,323 and $9,394 for the years ended

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2010, 2009 and 2008, respectively. The amount of rental payments is determined by local authorities and cannot be reasonably estimated beyond a five-year horizon. The table below presents future land rental payments for the next five years and thereafter under non-cancelable operating lease agreements based on the current rental rates:

Operating
Year of Payment	Lease Payments

2011	14,121
2012	10,133
2013	10,184
2014	10,065
2015	10,004
Thereafter	256,104

Total land operating lease payments	310,611

Included in other taxes and penalties related to taxes in 2010 are $5,636 relating to fees for the environmental restoration and air contaminant emission. Included in other taxes and penalties in 2009 are $5,091 relating to fees for the environmental restoration and air contaminant emission and $6,259 relating to social taxes, wealth taxes, mining taxes and penalties that belong to previous financial years.

Included in other taxes and penalties in 2008 are penalties to the Federal Antimonopoly Service (“FAS”) amounted to $32,111.

21.	GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years Ended December 31,
	2010	2009	2008

Personnel and social contributions	303,911	221,976	263,446
Office expenses	47,197	40,272	48,143
Audit and consulting services	26,430	35,990	31,262
Depreciation	24,262	22,789	23,314
Social expenses	24,190	22,743	56,303
Consumables	14,410	12,397	23,903
Banking charges and services	13,891	10,843	11,314
Business trips	9,320	5,518	11,094
Rent	7,776	5,169	6,681
Disposals of property, plant and equipment	783	2,865	11,318
Other	40,919	8,915	67,938

Total general, administrative and other operating expenses	513,089	389,477	554,716

Rent represents office-related expenses. Expenses for the operating lease of land, which ranges between 1 and 49 years are included into other taxes and disclosed in Note 20.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	OTHER INCOME (EXPENSES), NET

Other income (expenses), net is comprised of the following:

	Years Ended December 31,
	2010	2009	2008

(Loss) gain resulting from remeasurement of contingent liability (refer to Note 3(e))	(1,630)	494,238	—
Contributions to Mechel Fund	—	—	(17,501)
(Loss) gain on sale of investments	(2,589)	155	4,568
Gain on forgiveness of fines and penalties	—	1,241	—
Gain on accounts payable with expired legal term	5,523	2,571	2,370
Gain from bargain purchase	7,515	—	—
Loss on remeasurement of equity interest (refer to Note 3(a))	(2,044)	—	—
Loss on currency operations	(6,408)	(3,653)	(4,464)
Other taxes	(5,743)	—	(811)
Other expenses	(3,611)	5,705	(2,983)

Total other income (expenses), net	(8,987)	500,257	(18,821)

Contributions to Mechel Fund included founder contributions to the pension fund Mechel Fund made by a number of the Group’s subsidiaries in the total amount of $17,501 during the year ended December 31, 2008, which based on the management’s interpretation of the Russian legislation do not meet the definition of an asset.

Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

Gain on bargain purchase of $7,515 arose from the Group’s acquisition of Donau Commodities SRL and Laminorul S.A. (refer to Note 3(c)), and other subsidiaries.

23.	SEGMENTAL INFORMATION

The Group has four reportable business segments: Steel, Mining, Ferroalloy and Power. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above four segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for the years ended December 31, 2009 and 2008 was restated accordingly to account for the coke producing facilities in the Mining segment.

The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes and non-controlling interest.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segmental information for 2010, 2009 and 2008 is as follows:

	2010						2009						2008
					Eliminations						Eliminations						Eliminations
	Mining	Steel	Ferroalloy	Power	*****	Total	Mining	Steel	Ferroalloy	Power	*****	Total	Mining	Steel	Ferroalloy	Power	*****	Total

Revenues from external customers	3,050,950	5,586,224	455,199	653,663		9,746,036	1,713,245	3,143,282	363,652	533,967		5,754,146	3,664,468	5,164,077	434,017	688,143		9,950,705

Intersegment revenues	805,215	247,453	173,853	409,015		1,635,536	398,745	159,020	67,157	338,816		963,738	901,886	196,175	150,614	339,967		1,588,642

Gross margin	2,116,815	1,106,434	95,124	299,277	(20,924)	3,596,726	840,935	638,010	38,381	230,271	45,856	1,793,453	2,867,526	1,491,894	13,410	314,016	3,751	4,690,597

Gross margin*, %	54.9%	19.0%	15.1%	28.2%		36.9%	39.8%	19.3%	8.9%	26.4%		31.2%	62.8%	27.8%	2.3%	30.5%		47.1%

Depreciation, depletion and amortization	281,392	110,910	67,303	14,975		474,580	231,585	110,292	48,727	16,071		406,675	286,626	131,142	22,738	22,791		463,297

Loss on write-off of property, plant and equipment	2,993	3,039	4,744	—		10,776	3,496	1,669	15,775	—		20,940	796	3,527	—	—		4,323

Operating income (loss)	1,185,892	297,557	22,958	46,724	(20,924)	1,532,207	205,169	(18,497)	(27,586)	40,702	45,856	245,644	1,827,174	746,514	(50,576)	29,406	3,751	2,556,269

Income/(loss) from equity investees	(10)	8	—	1,186		1,184	1,518	—	—	(318)		1,200	573	—	—	144		717

Interest income	11,275	5,570	184	138		17,167	10,600	9,980	809	56		21,445	2,882	4,522	4,210	—		11,614

Intersegment interest income	122,001	29,166	5,166	—		156,333	96,213	33,884	9,232	—		139,329	23,256	68,270	10,194	—		101,720

Interest expense**	333,633	201,085	22,112	1,567		558,397	255,698	192,143	50,495	650		498,986	77,800	156,492	89,466	325		324,083

Intersegment interest expense	51	27,057	111,129	18,096		156,333	10,167	28,890	73,094	27,178		139,329	49,633	17,683	3,144	31,260		101,720

Segment assets***	8,159,792	4,863,128	2,186,668	566,440		15,776,028	7,356,647	3,165,877	2,196,254	464,533		13,183,311	5,441,394	3,404,386	2,652,177	511,677		12,009,634

Invesments in equity investees****	8,764	—	—	—		8,764	11,586	—	—	71,364		82,950	10,518	—	—	68,869		79,387

Capital expenditures	621,928	315,246	41,712	11,214		990,100	374,737	200,867	32,774	4,366		612,744	737,827	311,093	101,287	21,124		1,171,331

Income tax (expense)/benefit	(185,807)	(20,953)	(64,616)	(5,280)		(276,656)	(2,687)	(8,412)	(2,236)	(5,558)		(18,893)	(330,372)	(46,348)	252,188	5,645		(118,887)

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.

**	Interest expense incurred by the production subsidiaries is included in the corresponding segment. Directly attributed interest expense incurred by the servicing subsidiaries (trading houses and corporate) is included in the appropriate segment based on the nature and purpose of the debt, while the interest expense related to general financing of the Group is allocated to segments proportionate to respective segment revenues.

***	Net of effects of intersegment eliminations

****	Included in total segment assets.

*****	Eliminations represent adjustments for the elimination of intersegment unrealized profit (loss).

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for 2010, 2009 and 2008 is $208,912, $154,980 and $223,253, respectively.

MECHEL OAO

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

	2010	2009	2008

Domestic:
Russia	4,803,083	2,714,246	5,337,695
Other	754,780	478,553	863,008

Total	5,557,863	3,192,799	6,200,703
Export	4,188,173	2,561,347	3,750,002

Total revenue, net	9,746,036	5,754,146	9,950,705

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2010	2009	2008

Russia	4,819,233	2,739,417	5,341,256
Europe	1,841,829	1,139,608	2,157,868
Asia	1,257,586	869,156	1,195,508
CIS	628,427	277,781	620,278
Middle East	908,480	585,446	391,377
USA	97,216	48,076	53,231
Other regions	193,265	94,662	191,187

Total	9,746,036	5,754,146	9,950,705

The majority of the Group’s long-lived assets are located in Russia. The carrying amounts of long-lived assets pertaining to the Group’s major operations located outside Russia as of December 31, 2010 and 2009 were as follows:

	2010	2009

USA	2,294,066	2,285,155
CIS	1,587,515	1,645,828
Romania	228,636	212,926
Bulgaria	59,470	71
Germany	45,919	34,866
Lithuania	8,863	10,039
Turkey	6,609	—
Switzerland/Liechtenstein	472	749
Other	4,325	742

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

As of December 31, 2010, total Group’s contract commitments amounted to $5,539,389, which consisted of the following: commitment to acquire property, plant and equipment of $2,876,589, commitment to acquire raw materials of $1,032,334, commitment for delivery of goods and services of $1,479,443 and other commitments of $151,023. These commitments extend for 9 years, with $4,605,976 to be fulfilled before December 31, 2011 (of which $2,262,902 related to property, plant and equipment, $766,933 related to raw materials, $1,472,437 related to goods and services and other commitments of $103,704) and $933,413 (of which $613,687 related to property, plant and equipment, $265,401 related to raw materials, $7,006 related to goods and services and other commitments of $47,319) to be fulfilled thereafter.

Included in the commitments related to acquisition of property, plant and equipment are amounts arising from various purchase agreements in respect of railway construction for the Elgaugol project. The total amount of remaining commitments under the construction contracts as of December 31, 2010 is equal to $446,516.

Included in the commitments related to acquisition of property, plant and equipment are amounts arising from various finance lease agreements concluded in 2010 under which leased property is expected to be received in 2011. The total amount of lease contracts’ commitments as of December 31, 2010 is equal to $240,150.

The BCG Companies utilize coal preparation and loading facilities on its property that are owned and operated by third parties. The agreements covering the BCG Companies use of these facilities expire in 2016 and require minimum payment amounts should the BCG Companies fail to achieve defined throughput levels. These minimum amounts total $3,960 annually for the period from December 31, 2010 to December 31, 2015 and $2,640 in the aggregate for the period thereafter.

Contingencies

(a)	Guarantees

As of December 31, 2010, the Group guaranteed the fulfillment of obligations to third parties under various debt and lease agreements for the total amount of $7,226,477. The guarantees given under the various agreements of the Group to third parties for its own subsidiaries amounted to $7,223,169 and $3,308 for individuals, respectively. In case the borrower fails to fulfill its obligations under the loan agreement, the Group repays the outstanding amount under the debt agreement with all interests, fines and penalties due.

Included into the above guarantees are the following:

•	the guarantee arising under the $2,000,000 syndicated credit facility agreement which refinanced remaining debt obligations under the “Yakutugol” and “Oriel” credit facility (refer to Note 13), that is jointly guaranteed by BMP, KMP, Mechel OAO, Mechel Carbon AG, Mechel-Mining OAO, Mechel Service Global B.V., Mechel Trading AG, Oriel, SKCC and Yakutugol for a total of $2,000,000;

•	the limited guarantee issued by Mechel-Mining OAO in the amount of $1,000,000 in favor of James C. Justice Companies Inc. under the Mechel-Mining OAO Drilling Program Agreement (refer to Note 3(e));

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	the guarantees issued by Mechel OAO under the Gazprombank, Sberbank, VTB, Bank of Moscow, Uralsib Bank and Alfa-Bank credit facilities amounted to $2,782,635;

•	the guarantees issued by MTH under the National Deposit Center and VTB loans to Mechel OAO in the amount of $164,182 and $164,670, respectively;

•	the guarantee arising under the Mechel OAO ruble-denominated bonds issued in an aggregate principal amount of 10.3 billion Russian rubles to finance the Group’s investment projects, in particular the construction of Elga coal mining complex, that is guaranteed by Yakutugol in the amount of 10 billion Russian rubles ($337,826);

•	the guarantee issued by Mechel OAO in the amount of $17,190 under Brunswick Rail Leasing Limited lease agreement to Mechel Trans; $14,810 under Caterpilar Financial lease agreement to Yakutugol and Mechel-Materials; and $4,843 under Sberbank Leasing lease agreements to Mechel-Materials;

•	the guarantee issued by Mechel Trans under VTB Leasing and Gazprombank Leasing lease agreements in the amount of $8,730 and $3,466, respectively;

•	the remaining guarantees were issued by other Group’s subsidiaries under various loan agreements described in Note 13.

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

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at $40,100 as of December 31, 2010. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

Possible liabilities, which were identified by management as those that can be subject to potential claims from environmental authorities are not accrued in the consolidated financial statements. The amount of such liabilities was not significant.

(b)	EU ascension commitments

Integration of Romania into the European Union (“EU”) required, in particular, adoption of a new national strategy aimed at restructuring of major metallurgical entities, including Mechel Targoviste S.A. and Mechel Campia Turzii S.A. As an integral part of the restructuring process, individual viability plans agreed with EU consultants are to be incorporated into the business plans of entities. Implementation of these plans and achievement of the targets should be provided by investors in accordance with their contractual obligations under privatization contracts. Viability plans of Mechel Targoviste S.A. and Mechel Campia Turzii S.A. include additional investments into technology development and ecology improvement. After the completion

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the restructuring, key business performance indicators of both companies are to be in line with effectiveness requirements of the EU.

In September 2010, the European Commission confirmed the compliance of Mechel Targoviste S.A. and Mechel Campia Turzii S.A. with all the key benchmark indicators required.

(c)	Taxation

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

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), the Group accrued $8,898 and $11,856 of other tax claims that management believes are probable, as of December 31, 2010 and 2009, respectively. In addition, income tax accrual was made under ASC 740 (refer to Note 19).

As of December 31, 2010, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

Possible liabilities, which were identified by management as those that can be subject to different interpretations of the tax law and regulations and largely related to mineral extraction tax are not accrued in the consolidated financial statements. The amount of such liabilities was insignificant.

(d)	Litigation, claims and assessments

The Group is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations including environmental remediation, employment and contract disputes and other claims and actions arising out of the normal course of business. In the cases related to the U.S. subsidiaries, insurance or other indemnification protection is generally available to the Group from the previous owners, which should offset the financial impact on the Group, if any. Therefore, management’s current estimates related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of the Group. If the Group is unable to recover the losses from the previous owners, it is reasonably possible

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that the ultimate liabilities with respect to these lawsuits and claims may be material to the financial position, results of operations or cash flows of the Group.

In 2008, Pinnacle Mining Company (“Pinnacle”) filed a suit against the Group’s US subsidiary and a third party engineering firm in the U.S. District Court for the Southern District of Beckley, West Virginia. Pinnacle asserts claims against defendants for negligence, strict liability, violation of the Federal Surface Mining Control and Reclamation Act, and injunctive relief. The case arises from mining activity by the Group’s subsidiary in the “safety zone” of a coal slurry impoundment maintained by Pinnacle. The parties filed a joint motion to stay, and the court granted the stay, which has allowed additional time for the regulatory agencies involved to determine what steps are necessary for remediation. A plan has been submitted by the defendants and was approved by the West Virginia Department of Environmental Protection (“WVDEP”). Currently WVDEP is still working with Pinnacle and the Group’s US subsidiary to achieve an agreed-upon remediation for the undermining and at this point of the case the estimation of the probable expenses with regard to the remediation for the undermining is not possible.

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

On May 10, 2010, a claim was filed with the American Arbitration Association in the amount of $76,700 by law firm Bachmann, Hess, alleging breach of attorney contingent fee agreement by the Group’s US subsidiary and its former majority shareholder.

The Group does not expect to suffer any losses resulting from these lawsuits that related to event prior to the Group’s acquisition of the BCG Companies as it has full indemnity from the BCG Companies’ previous owners in accordance with the terms of the acquisition agreement.

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

As of December 31, 2009, $55,984 included in Cash (refer to Note 4) was restricted for use in accordance with various guarantees provided by BNP Paribas to the Group’s subsidiaries. In February 2010, the Group signed a settlement agreement with BNP Paribas in accordance with which BNP Paribas irrevocably agreed to release the above stated funds and the Group agreed to withdraw the proceedings against BNP Paribas before the Geneva District Court.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Russian business environment

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

25.	SUBSEQUENT EVENTS

Placement of bonds

On February 22, 2011, Mechel OAO issued 10,000,000 ruble-denominated bonds in an aggregate principal amount of 10 billion Russian rubles ($342,996 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.25% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The interest rate for the seventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting February 21, 2014. The obligatory redemption date is February 9, 2021.

New borrowings

Subsequent to December 31, 2010, most significant new borrowings entered by the Group were as follows:

In January 2011, SKCC obtained a loan in the amount of $40,000 from UniCredit Bank repayable in 2012 bearing interest rate at LIBOR plus 3.4% p.a. The borrower’s obligations under the loan agreement are guaranteed by Mechel OAO;

In February 2011, SKCC obtained a credit line in the amount of 6.2 billion Russian rubles ($210,787 as of the date of the agreement) from Transcreditbank repayable in 2016 bearing interest rate at 9.7% p.a. secured by the pledge of equipment and assets. The borrower’s obligations under the loan agreement are guaranteed by Mechel OAO;

In February 2011, CMP obtained a working capital credit line in the amount of 4.3 billion Russian rubles ($146,191 as of the date of agreement) from Sberbank repayable in August 2011 bearing interest rate at 6.4-6.9% p.a. The borrower’s obligations under the loan agreement are guaranteed by Mechel OAO.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in tax legislation

Before 2011, dividends received by the Russian entities were subject to profits tax at 0% only when all the relevant criteria described in Note 19 are satisfied; otherwise the tax rate was 9%. One criterion is that the cost of the acquisition or receipt of ownership of the holding in the charter capital of the organization paying the dividends or depositary receipts conferring the right to receive dividends exceeds 500 million roubles. This criterion has been abolished by the Federal Law starting from January 1, 2011 in relation to the dividends accrued on the basis of results of the activities of organizations for 2010 and subsequent periods.

New Uregolsk license area

In March 2011, SKCC purchased the right to use the New Uregolsk license area for approximately $3,800 paid in cash. Currently, no mining activity is conducted in the New Uregolsk license area.

Environmental claim

In March 2011, the Chelyabinsk Department of Rosprirodnadzor (the Federal Service for Natural Resources Oversight) claimed against CMP demanding the payment of $10,221 due to the damage caused to the Miass river. Currently, CMP is reviewing the allegations of the environmental violations stated in the claim. The Group cannot predict the outcome of this claim but expects to reach an agreement with the environmental authorities.