Form 20-F/A
period 2010-12-31
Mechel OAO
filed 2011-05-12
CIK 1302362

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
(Amendment No. 1)

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
Vladislav Zlenko, tel.: +7-495-221-8888, e-mail: vladislav.zlenko@mechel.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

COMMON AMERICAN DEPOSITARY SHARES, EACH COMMON ADS REPRESENTING ONE COMMON SHARE	NEW YORK STOCK EXCHANGE
COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(1)
PREFERRED AMERICAN DEPOSITARY SHARES, EACH PREFERRED ADS	NEW YORK STOCK EXCHANGE
REPRESENTING ONE-HALF OF A PREFERRED SHARE
PREFERRED SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE	NEW YORK STOCK EXCHANGE(2)
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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 originally filed with the Securities and Exchange Commission on April 12, 2011 (“2010 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed.

Exhibits

101	The following financial information from the Annual Report of Mechel OAO on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 12, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2010 and 2009 (ii) Consolidated Statements of Income and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008, and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

Mechel OAO

By:	/s/ EVGENY V. MIKHEL
Name:     Evgeny V. Mikhel

Title:	Chief Executive Officer

Date: May 12, 2011

4