Form 20-F
period 2011-12-31
Mechel OAO
filed 2012-05-10
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

416,270,745 common shares, of which 98,761,004 shares are in the form of common ADSs as of March 31, 2012

138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 25,209,577 shares are in the form of preferred ADSs as of March 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

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

Our business consists of four segments: mining, steel, ferroalloys and power. References in this document to segment revenues are to revenues of the segment excluding intersegment sales, unless otherwise noted. References in this document to our sales or our total sales are to third-party sales and do not include intra-group sales, unless otherwise noted.

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

The term “tonne” as used herein means a metric tonne. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds. The term “short ton” is also used in this document. A short ton is equal to 907 kilograms or 2,000 pounds.

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

The following table sets forth by segment the official names and location of some of our subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location
Mining Segment
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company OAO	Russia, Kemerovo region
Tomusinsky Open Pit	Tomusinsky Open Pit Mine OAO	Russia, Kemerovo region
Korshunov Mining Plant	Korshunov Mining Plant OAO	Russia, Irkutsk region
Port Posiet	Port Posiet OAO	Russia, Primorsk Krai
Yakutugol	Yakutugol Holding Company OAO	Russia, Sakha Republic
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar Krai
Port Vanino	Port Mechel Vanino OOO	Russia, Khabarovsk Krai
Bluestone or Bluestone companies	Bluestone Industries, Inc., Dynamic Energy, Inc., JCJ Coal Group, LLC, and other subsidiaries carrying out the Bluestone business	United States, West Virginia
Mechel Mining	Mechel Mining OAO	Russia, Moscow
Mechel Mining Management	Mechel Mining Management Company OOO	Russia, Kemerovo region
Mechel Engineering	Mechel Engineering OOO	Russia, Moscow
Moscow Coke and Gas Plant(1)	Moscow Coke and Gas Plant OAO	Russia, Moscow region
Mechel Coke(1)	Mechel Coke OOO	Russia, Chelyabinsk region
Steel Segment
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant OAO	Russia, Chelyabinsk region
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant ZAO	Russia, Karelian Republic
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant OAO	Russia, Bashkortostan Republic
Mechel Targoviste	Mechel Targoviste S.A.	Romania
Donetsk Electrometallurgical Plant	Donetsk Electrometallurgical Plant PJSC	Ukraine, Donetsk region
Urals Stampings Plant	Urals Stampings Plant OAO	Russia, Chelyabinsk region
Mechel Campia Turzii	Mechel Campia Turzii S.A.	Romania
Mechel Nemunas	Mechel Nemunas Co. Ltd.	Lithuania
Izhstal	Izhstal OAO	Russia, Udmurt Republic
Port Kambarka	Port Kambarka OAO	Russia, Udmurt Republic
Ductil Steel	Ductil Steel S.A.	Romania
Mechel-Steel Management	Mechel-Steel Management OOO	Russia, Moscow
Laminorul Plant	Laminorul S.A.	Romania

Name as Used in This Document	Official Name	Location
Ferroalloys Segment
Southern Urals Nickel Plant	Southern Urals Nickel Plant OAO	Russia, Orenburg region
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Oriel Resources	Oriel Resources Limited	United Kingdom
Tikhvin Ferroalloy Plant	Tikhvin Ferroalloy Plant OOO	Russia, Leningrad region
Mechel Ferroalloys Management	Mechel Ferroalloys Management OOO	Russia, Moscow
Power Segment
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant OAO	Russia, Kemerovo region
Kuzbass Power Sales Company	Kuzbass Power Sales Company OAO	Russia, Kemerovo region
Mechel Energo	Mechel Energo OOO	Russia, Moscow
Toplofikatsia Rousse	Toplofikatsia Rousse EAD	Bulgaria
Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Trading	Mechel Trading AG	Switzerland, Baar
Mechel Trading House	Mechel Trading House OOO	Russia, Moscow
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel Service	Mechel Service OOO	Russia, Moscow
HBL Holding	HBL Holding GmbH	Germany
Mechel Mining Trading House	Mechel Mining Trading House OOO	Russia, Moscow
Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow
Mecheltrans Management	Mecheltrans Management OOO	Russia, Moscow

(1)

Moscow Coke and Gas Plant and Mechel Coke were transferred to our mining segment in the second quarter of 2010. In prior periods, they were included in our steel segment. The data for prior periods included herein was restated accordingly to account for these facilities in the mining segment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•	strategies, outlook and growth prospects;

•	the ability to maintain sufficient cash and other liquid resources to meet our operating and debt service requirements and our ability to comply with the covenants in our financing agreements;

•	the impact of competition;

•	costs of our acquisitions and ability to realize expected synergies and other benefits;

•	capital expenditures;

•	growth in demand for our products;

•	economic outlook and industry trends;

•	transactions with related parties;

•	regulatory compliance;

•	developments in our markets;

•	future plans and potential for future growth;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2011, 2010, 2009, 2008 and 2007, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).(1)

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. See note 1(a) to our consolidated financial statements. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of U.S. dollars, except per share data)
Consolidated statements of income and comprehensive income data:
Revenue, net	12,546,285	9,746,036	5,754,146	9,950,705	6,683,842
Cost of goods sold	(8,221,251)	(6,149,310)	(3,960,693)	(5,260,108)	(4,166,864)

Gross profit	4,325,034	3,596,726	1,793,453	4,690,597	2,516,978
Selling, distribution and operating expenses	(2,493,371)	(2,064,519)	(1,547,809)	(2,134,328)	(1,119,385)

Operating income	1,831,663	1,532,207	245,644	2,556,269	1,397,593
Other (expense) income, net	(668,336)	(563,577)	(150,420)	(1,208,001)	(12,146)
Income from continuing operations, before income tax	1,163,327	968,630	95,224	1,348,268	1,385,447
Income tax expense	(359,880)	(276,656)	(18,893)	(118,887)	(356,320)
Income from continuing operations, net of tax	803,447	691,974	76,331	1,229,381	1,029,127
Discontinued operations, net of tax	—	—	—	—	158
Net income	803,447	691,974	76,331	1,229,381	1,029,285
Less net income attributable to non-controlling interests	(75,562)	(34,761)	(2,590)	(88,837)	(116,234)

Net income attributable to shareholders of Mechel OAO	727,885	657,213	73,741	1,140,544	913,051

Dividends on preferred shares	(78,281)	(8,780)	(134,498)	—	—
Net income (loss) attributable to common shareholders of Mechel OAO	649,604	648,433	(60,757)	1,140,544	913,051

Net income	803,447	691,974	76,331	1,229,381	1,029,285
Currency translation adjustment	(170,794)	(26,218)	(325,353)	(289,633)	157,288
Change in pension benefit obligation	(7,160)	(9,466)	(10,155)	87,659	(14,365)
Adjustment of available-for-sale securities	(2,245)	4,838	(5,178)	(6,571)	(5,059)
Additional minimum pension liability	—	—	—	—	—

Comprehensive income (loss)	623,248	661,128	(264,355)	1,020,836	1,167,149

Less comprehensive income (loss) attributable to non-controlling interests	(50,527)	(32,498)	6,759	(26,822)	(136,849)

Comprehensive income (loss) attributable to shareholders of Mechel OAO	572,721	628,630	(257,596)	994,014	1,030,300

Earnings (loss) per share from continuing operations	1.56	1.56	(0.15)	2.74	2.19
Net income (loss) per share	1.56	1.56	(0.15)	2.74	2.19

Cash dividends per common share	0.31	0.03	0.18	1.12	0.76

Cash dividends per preferred share	0.94	0.11	1.62	0.00	0.00

Weighted average number shares outstanding	416,270,745	416,270,745	416,270,745	416,270,745	416,270,745

Mining segment statements of income and comprehensive income data(2):
Revenue, net	5,192,028	3,856,165	2,111,990	4,566,354	2,294,746
Cost of goods sold	(2,304,892)	(1,739,350)	(1,271,055)	(1,698,828)	(1,256,208)

Gross profit	2,887,136	2,116,815	840,935	2,867,526	1,038,538
Selling, distribution and operating expenses	(1,195,750)	(930,923)	(635,766)	(1,040,352)	(410,751)

Operating income	1,691,385	1,185,892	205,169	1,827,174	627,787

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of U.S. dollars, except per share data)
Steel segment statements of income and comprehensive income data(2):
Revenue, net	7,464,833	5,833,677	3,302,302	5,360,252	4,101,762
Cost of goods sold	(6,337,704)	(4,727,243)	(2,664,292)	(3,868,358)	(3,137,744)

Gross profit	1,127,129	1,106,434	638,010	1,491,894	964,018
Selling, distribution and operating expenses	(935,381)	(808,877)	(656,507)	(745,380)	(483,075)

Operating income (loss)	191,748	297,557	(18,497)	746,514	480,943

Ferroalloys segment statements of income and comprehensive income data(2):
Revenue, net	674,445	629,052	430,809	584,631	636,656
Cost of goods sold	(641,696)	(533,928)	(392,428)	(571,221)	(253,725)

Gross profit	32,749	95,124	38,381	13,410	382,931
Selling, distribution and operating expenses	(77,661)	(72,166)	(65,967)	(63,986)	(32,824)

Operating (loss) income	(44,912)	22,958	(27,586)	(50,576)	350,107

Power segment statements of income and comprehensive income data(2):
Revenue, net	1,283,473	1,062,678	872,783	1,028,110	598,515
Cost of goods sold	(975,136)	(763,401)	(642,512)	(714,094)	(393,153)

Gross profit	308,337	299,277	230,271	314,016	205,362
Selling, distribution and operating expenses	(284,579)	(252,553)	(189,569)	(284,610)	(192,735)

Operating income	23,759	46,724	40,702	29,406	12,627

Consolidated balance sheet data (at period end):
Total assets	19,306,237	15,778,164	13,183,311	12,009,634	9,227,643
Equity attributable to shareholders of Mechel OAO	4,990,764	4,627,836	4,034,732	4,015,823	3,504,933
Equity attributable to non-controlling interests	374,562	323,175	295,957	305,838	300,523
Long-term debt, net of current portion	6,745,524	5,240,620	4,074,458	219,816	2,321,922
Consolidated cash flows data:
Net cash provided by (used in) operating activities	888,202	(147,371)	561,669	2,229,941	904,969
Net cash used in investing activities	(2,620,781)	(1,119,203)	(709,931)	(3,249,737)	(3,408,088)
Net cash provided by financing activities	2,079,055	1,210,125	375,434	1,247,623	2,547,503
Non-U.S. GAAP measures(3):
Consolidated Adjusted EBITDA	2,393,104	2,015,446	686,641	3,017,103	1,718,499
Mining Segment Adjusted EBITDA	2,023,827	1,467,936	451,952	2,129,313	768,220
Steel Segment Adjusted EBITDA	318,875	413,577	100,170	877,427	630,497
Ferroalloys Segment Adjusted EBITDA	45,879	94,431	34,940	(33,287)	365,008
Power Segment Adjusted EBITDA	36,537	60,426	53,721	55,854	28,709

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

Reconciliation of Adjusted EBITDA to net income is as follows for the periods indicated:

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of U.S. dollars)
Consolidated Adjusted EBITDA reconciliation:
Net income attributable to shareholders of Mechel OAO	727,885	657,213	73,741	1,140,544	913,051
Add:
Depreciation, depletion and amortization	561,111	474,580	406,675	463,297	290,315
Foreign exchange loss (gain)	117,076	14,544	174,336	877,428	(54,700)
Loss (gain) from remeasurement of contingent liabilities at fair value	1,760	1,630	(494,238)	—	—
Interest expense	561,490	558,397	498,986	324,083	98,976
Interest income	(16,786)	(17,167)	(21,445)	(11,614)	(12,278)
Net result on the disposal of non-current assets	5,126	14,832	27,103	15,641	10,581
Amount attributable to non-controlling interests	75,562	34,761	2,590	88,837	116,234
Income taxes	359,880	276,656	18,893	118,887	356,320

Consolidated Adjusted EBITDA	2,393,104	2,015,446	686,641	3,017,103	1,718,499

Mining Segment Adjusted EBITDA reconciliation:
Net income attributable to shareholders of Mechel OAO	1,069,892	756,687	598,156	1,186,087	423,969
Add:
Depreciation, depletion and amortization	328,521	281,392	231,585	286,626	140,934
Foreign exchange loss (gain)	60,718	(9,353)	(65,954)	148,652	(7,326)
Loss (gain) from remeasurement of contingent liabilities at fair value	1,760	1,630	(494,238)
Interest expense	310,318	333,684	265,865	127,433	40,343
Interest income	(138,960)	(133,276)	(106,813)	(26,138)	(13,363)
Net result on the disposal of non-current assets	8,609	8,235	7,126	10,448	1,978
Amount attributable to non-controlling interests	80,050	43,130	13,538	65,833	41,454
Income taxes	302,919	185,807	2,687	330,372	140,231

Mining Segment Adjusted EBITDA	2,023,827	1,467,936	451,952	2,129,313	768,220

Steel Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(232,606)	90,847	(262,145)	246,588	354,672
Add:
Depreciation, depletion and amortization	125,987	110,910	110,292	131,142	119,701
Foreign exchange loss (gain)	80,739	7,141	77,629	330,173	(45,772)
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	318,956	228,142	221,033	174,175	77,337
Interest income	(13,377)	(34,736)	(43,864)	(72,792)	(29,291)
Net result on the disposal of non-current assets	271	2,803	3,018	3,814	8,614
Amount attributable to non-controlling interests	(9,708)	(12,483)	(14,205)	17,980	19,336
Income taxes	48,613	20,953	8,412	46,347	125,900

Steel Segment Adjusted EBITDA	318,875	413,577	100,170	877,427	630,497

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of U.S. dollars)
Ferroalloys Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(71,578)	(186,256)	(309,922)	(283,294)	222,024
Add:
Depreciation, depletion and amortization	89,986	67,303	48,727	22,738	13,366
Foreign exchange (gain) loss	(24,211)	16,784	162,735	398,768	(1,830)
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	51,568	133,241	123,589	92,610	1,344
Interest income	(2,117)	(5,350)	(10,041)	(14,404)	(9,848)
Net result on the disposal of non-current assets	1,174	4,723	17,165	142	568
Amount attributable to non-controlling interests	(690)	(630)	451	2,341	52,358
Income taxes	1,747	64,616	2,236	(252,188)	87,026

Ferroalloys Segment Adjusted EBITDA	45,879	94,431	34,940	(33,287)	365,008

Power Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(5,808)	16,859	1,793	3,037	(13,597)
Add:
Depreciation, depletion and amortization	16,617	14,975	16,071	22,791	16,314
Foreign exchange (gain) loss	(170)	(28)	(74)	165	228
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	18,522	19,663	27,828	31,585	20,332
Interest income	(206)	(138)	(56)	—	(156)
Net result on the disposal of non-current assets	(4,929)	(929)	(205)	1,237	79
Amount attributable to non-controlling interests	5,910	4,744	2,806	2,683	2,346
Income taxes	6,601	5,280	5,558	(5,644)	3,163

Power Segment Adjusted EBITDA	36,537	60,426	53,721	55,854	28,709

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

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. Dollar
Year Ended December 31,	High	Low	Average(1)	Period End
2011	32.68	27.26	29.38	32.20
2010	31.78	28.93	30.38	30.48
2009	36.43	28.67	31.72	30.24
2008	29.38	23.13	24.86	29.38
2007	26.58	24.26	25.58	24.55

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low
April 2012	29.80	29.18
March 2012	29.67	28.95
February 2012	30.41	28.95
January 2012	32.20	30.36
December 2011	32.20	30.81
November 2011	31.58	30.10
October 2011	32.68	29.90

The exchange rate between the ruble and the U.S. dollar on May 10, 2012 was 29.81 rubles per one U.S. dollar.

No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all.

Recent Developments

Dividends

On May 10, 2012, our board of directors recommended that, at the annual general shareholders’ meeting, our shareholders approve payment of a dividend in the amount of approximately 3.3 billion rubles for common shares and approximately 4.3 billion rubles for preferred shares, of which approximately 1.7 billion rubles will be paid to Skyblock Limited, a wholly-owned subsidiary of Mechel, holding our preferred shares.

Non-compliance with restrictive covenants and related waivers and amendment agreements with our lenders

Primarily as a result of the decline in market prices for our products in the second half of 2011, as of December 31, 2011, we were not in compliance with certain covenants in most of our credit facilities and loans entered into with several different lenders, including certain financial ratios, such as the net borrowings to EBITDA ratio. In April 2012, we obtained waivers from our lenders for such non-compliance. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

As required by some of our facilities, our lenders also approved the restructuring of debt owed to us by a number of Russian and foreign metallurgical plants and trading companies, which are disclosed as related parties in our U.S. GAAP financial statements (the “related metallurgical plants”). The debt which mostly consists of accounts receivable and amounts to $944.5 million, was restructured pursuant to an agreement entered into between Mechel Carbon and Mechel Trading (together, the “Mechel Entities”) and the owners of the related metallurgical plants (the “Estar Group”) in November 2011 (the “Estar Loan Agreement”). See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust” and note 9 to our consolidated financial statements. The restructured obligations of the related metallurgical plants are secured by a pledge of shares in the major related metallurgical plants and/or their parent companies, as well as by suretyships from the related metallurgical plants and/or their parent companies. According to the terms of the Estar Loan Agreement, the Mechel Entities facilitated the extension by a bank of a loan to the Estar Group (the “Estar Loan”) for the total amount of approximately $944.5 million secured by cash collateral in the same amount deposited by the Mechel Entities at the bank. The proceeds from the Estar Loan were used by the Estar Group to repay most of the accounts receivable owed to us. If the Estar Loan is not repaid at maturity on September 30, 2012, the bank may foreclose on the cash collateral, and the Mechel Entities will be entitled to enforce the pledge of shares in major related metallurgical plants and/or their parent companies and suretyships from the related metallurgical plants and/or their parent companies provided in favor of Mechel. Enforcing the pledge may cause us to take control over the related metallurgical plants and is subject to approval from the Russian Federal Antimonopoly Service (“FAS”). See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Any material change in our commercial dealings with, non-repayment of a loan by, or loss of accounts receivable from or prepayments to, certain related parties could have a material adverse effect on our business, results of operations and financial condition.”

Amendments to and refinancing of certain credit facilities

Between January 1 and April 27, 2012, we conducted negotiations regarding amendments to and refinancing of certain credit facilities through, among others, extending our existing credit facilities with VTB Bank in the total principal amount of approximately $460.0 million and loans from Gazprombank in the total principal amount of approximately $750.0 million for a period of 3 to 5 years with repayment grace periods of up to 3 years. In February and April 2012, we placed non-convertible interest-bearing bonds in an aggregate principal amount of 20.0 billion rubles (approximately $673.4 million) due in 2015, bondholders of series BO-04 bonds in an aggregate principal amount of 5.0 billion rubles have an option to demand repurchase of the bonds at par value in 2014. In April 2012, we entered into a new 5-year credit facility agreement with Gazprombank in the amount of $500.0 million for the purposes of refinancing some of our short-term debt.

We also amended certain financial covenants for the period from June 2012 to June 2015 in some of our credit facilities and loans. At the same time, in conjunction with the covenant amendment process, additional restrictions were imposed on our ability to pay dividends, incur additional indebtedness and make capital expenditures, as well as expand through further acquisitions and use proceeds from certain disposals. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have not been in compliance with the financial covenants in certain of our credit facilities” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

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

Risks Relating to Our Financial Condition and Financial Reporting

We have not been in compliance with the financial covenants in certain of our credit facilities.

Most of the loan agreements under which we or our subsidiaries are borrowers contain various representations, undertakings, covenants and events of default. Furthermore, according to the terms of such agreements, certain of our actions aimed at developing our business and pursuing our strategic objectives, such as acquisitions, dispositions of assets, corporate restructurings, investments into certain of our subsidiaries and others, require prior notice to or consent from the respective lenders.

In recent years we have from time to time been in breach of covenants in various loan agreements, but we have received waivers, consents and covenant amendments from the relevant lenders for such breaches. As of December 31, 2011, we were not in compliance with certain covenants in most of our credit facilities and loans entered into with several different lenders, including certain financial ratios, such as the net borrowings to EBITDA ratio. We obtained waivers from our lenders for such non-compliance. In addition, our lenders agreed, among others, to amend certain of the financial covenants for the period from June 2012 to June 2015. At the same time, additional restrictions were imposed on our ability to pay dividends, incur additional indebtedness and make capital expenditures, as well as expand through further acquisitions and use proceeds from certain disposals. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants.”

Some of our credit facilities contain cross-default provisions that may be triggered by a default under one of our other loan and credit facilities. A cross-default provision contemplates that a default on one loan with the principal amount above certain threshold would result in a default on other loans. Although we believe that we have sought and received waivers for the breaches from our lenders under the relevant credit facilities, due to the presence of cross-default provisions in almost all of our credit facilities, the refusal of any one lender to grant or extend a waiver in the future could result in substantially all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective credit facilities. If our indebtedness is accelerated in full or in part, it could be very difficult in the current financing environment for us to refinance our debt or obtain additional financing, and we could lose our assets, including fixed assets and shares in our subsidiaries, if our lenders foreclose on their liens, which would adversely affect our ability to conduct our business and result in a significant decline in the value of our shares.

Our ability to continue to comply with our financial and other loan covenants in the future and to continue to service and refinance our indebtedness will depend on our results of operations and our ability to generate cash in the future and attract new financing and refinance the existing indebtedness, which will depend on lenders’ credit decisions. This, in turn, is subject to general economic, financial, competitive, legislative and other factors that are beyond our control. We cannot assure you that any potential breach of financial and other covenants in our loan agreements, including defects in security, will not result in new demands from our lenders for acceleration of our loan repayment obligations or related litigation, including as a result of cross-defaults. If we fail to comply with our financial and other covenants contained in any of our loan agreements, including compliance with financial ratios and other covenants, or fail to obtain prior consent of lenders for certain actions, or fail to obtain extensions or waivers in respect of any breaches of our loan agreements or amend our loan agreements, such failure would constitute an event of default under the relevant loan agreement. Any event of default under our loan agreement could result in acceleration of repayment of principal and interest under the relevant loan agreement and any other loan agreement under which a default on such instrument would trigger a cross-default, reduced opportunities for future borrowing, debt service obligations in excess of our ability to pay, liability for damages or inability to further develop our business and pursue our strategic objectives, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a substantial amount of outstanding indebtedness.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our working capital needs and investment program in recent years. A substantial portion of our bank loans are from Russian banks, including state-controlled banks such as Gazprombank, Sberbank and VTB Bank. As of December 31, 2011, our consolidated total debt, including capital lease obligations, was $9,869.0 million, with a short-term portion of $2,748.3 million. Our interest expense for the year ended December 31, 2011 was $561.5 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain key subsidiaries, including 55%+1 share of Yakutugol, 55%+1 share of Southern Kuzbass Coal Company, 35% of Chelyabinsk Metallurgical Plant, 25%+1 share of Southern Urals Nickel Plant, 25%+1 share of Beloretsk Metallurgical Plant and 25%+1 share of Korshunov Mining Plant. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to lenders. As of December 31, 2011, the carrying value of property, plant and equipment, inventory, cash and accounts receivable pledged under our loan agreements amounted to $1,269.5 million, representing 6.6% of our total assets.

Our ability to make payments on our indebtedness depends upon our operating performance, which is subject to general economic and market conditions, commodity prices, and financial, business and other factors, many of which we cannot control. If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, reducing or delaying our capital expenditures or seeking additional capital.

Between January 1 and April 27, 2012, we conducted negotiations regarding the amendments to and refinancing of some of credit facilities through amending certain financial covenants for the period from June 2012 to June 2015, extending certain of our existing credit facilities for the period of up to 5 years, with repayment grace periods of up to 3 years and raising new funds to be further applied against refinancing of the short-term debt. As of the date of this report, we have extended our existing loans from VTB Bank in the total principal amount of approximately $460.0 million for a period of up to 3 years, as well as our existing loans from Gazprombank in the total principal amount of approximately $750.0 million for a period of 3 to 5 years. In February and April 2012, we placed non-convertible interest-bearing bonds in an aggregate principal amount of 20.0 billion rubles (approximately $673.4 million) due in 2015, bondholders of series BO-04 bonds in an aggregate principal amount of 5.0 billion rubles have an option to demand repurchase of the bonds at par value in 2014. We intend to use the proceeds from the placement to repay the short-term debt which is due in 2012. On April 27, 2012, we obtained a $500.0 million loan from Gazprombank for a term of 5 years with a repayment grace period of 3 years, which we intend to use to reduce short-term debt maturing in 2012 and 2013. See “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.” Subject to market conditions and improvement of our corporate ratings, we are also contemplating accessing the international debt capital markets with the intention to diversify funding sources, further extend the maturity profile of our debt portfolio and reduce the refinancing risk with the peak repayments in 2013. We cannot provide assurance that any refinancing or additional financing would be available on acceptable terms. This is reinforced by the existing uncertainty in the Russian and global economies, including concerns about sovereign debt in Europe and the United States. Any inability to satisfy our debt service obligations or to refinance debt on commercially reasonable terms could materially adversely affect our business, financial condition, results of operations and prospects.

We will require a significant amount of cash to fund our capital investment program.

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent $1.6 billion during 2011 on our capital expenditures (including $198.8 million in maintenance capital expenditures). In view of our conservative outlook with respect to the financial and commodity markets’ development for 2012, we have reduced our planned capital expenditures for 2012 by approximately 28% as compared to 2011. In reducing our capital expenditures, we have focused only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to $1.2 billion in 2012 (including up to $199.5 million in maintenance capital expenditures). These planned capital expenditures cover investments in Yakutugol, including those required to be made pursuant to the terms of the subsoil license for the Elga coal deposit. We plan to spend up to $3.3 billion for the three-year period of 2012-2014 on capital investments (including up to $674.6 million in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.” There is also a recent initiative of Russian governmental authorities which would oblige Russian metallurgical companies to increase investment in modernization of obsolete and worn-out equipment. This initiative, if adopted, could require us to increase capital expenditures in our steel segment.

Our ability to undertake and fund planned capital expenditures will depend on our ability to generate cash in the future and access debt and equity financing. This, to a certain extent, is subject to general economic and market conditions, financial, competitive, legislative, regulatory and other factors that are beyond our control. Attracting debt financing for our capital expenditures on commercially reasonable terms may be particularly challenging given our current high levels of indebtedness, restrictive covenants and pledges of shares and assets of our subsidiaries to our current lenders. Any deterioration in our operating performance, including due to any worsening of economic conditions, fall in commodities and/or steel prices and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow which may leave us unable to conduct our capital expenditure plans as necessary or required, which could adversely affect our operating facilities and ability to comply with applicable regulations.

Most of our existing borrowings are from Russian and international banks and financial institutions, as well as through Russian ruble bonds. In the future we may also seek to access international capital markets. It is possible that these sources of financing may not be available in the future in the amounts we may require or may be expensive and/or contain overly onerous terms. International credit markets have experienced, and may continue to experience, high volatility and severe liquidity disruptions stemming from the effects of the international financial and economic crisis starting in 2008 and the related global economic slowdown, including the European sovereign debt crisis. These and other related events have had a significant impact on the global financial and capital markets, and we may not be able to diversify our funding sources. Increased funding costs or greater difficulty in diversifying our funding sources may negatively impact our ability to sufficiently finance our capital investment program, which might have a material adverse effect on our business, financial condition, results of operations and prospects. See “— Risks Relating to the Russian Federation — Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets could cause the value of our shares and ADSs to fluctuate widely” and “— Risks Relating to the Russian Federation — Economic risks — The Russian banking system is still developing, and another banking crisis could place severe liquidity constraints on our business.”

We faced a liquidity shortage during the global financial crisis and the resulting global economic slowdown.

As a result of the economic downturn and a sharp decline in demand and prices for our products starting from August 2008 and continuing into the first half of 2009, as well as due to a substantial increase in our total indebtedness in 2007 and early 2008 which was incurred mostly for the acquisition of Yakutugol in 2007 and Oriel Resources in 2008, we experienced a liquidity shortage in late 2008 and early 2009. Since we had significant debt that we did not have the ability to repay without refinancing or restructuring, and our ability to do so was dependent upon cooperation from our lenders, there was substantial doubt as to our ability to continue as a going concern as of June 1, 2009. From late 2008 through 2009, we obtained significant loans from Russian state-owned banks, restructured and refinanced our credit facilities used to finance the acquisitions of Oriel Resources and Yakutugol and issued Russian ruble bonds. During 2010 and 2011, we further refinanced our credit facilities with syndicated pre-export credit facilities, obtained loans from Russian state-controlled banks and issued Russian ruble bonds. Our indebtedness increased during 2010 and 2011 due to financing of the substantial investment program of our subsidiaries (including the construction of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant, the construction of the Elga rail line and development of the Elga coal deposit at Yakutugol) and financing of the increased level of inventories, primarily, due to expansion of Mechel Service Global’s business. As of December 31, 2011, our total indebtedness was $9,396.9 million, an increase of $2,078.5 million from December 31, 2010. Short-term portion of our total indebtedness was $2,651.4 million as of December 31, 2011 as compared to $2,077.8 million as of December 31, 2010. Working capital increased to $1,333.4 million as of December 31, 2011, as compared to $491.4 million as of December 31, 2010. We expect operating cash flows and additional borrowings to provide source of funds in 2012 for debt servicing and refinancing and capital expenditures. Our ability to incur additional debt, however, is limited by our restrictive covenants. We have also engaged in the refinancing of our debt portfolio with longer term debt and reducing the capital expenditure program. See “— We have a substantial amount of outstanding indebtedness” and “— We will require a significant amount of cash to fund our capital investment program”. These measures, if successful, should reduce the risk of facing a liquidity shortage in the medium term as well as allow us to reduce our indebtedness increasingly over time.

In December 2011, Moody’s Investors Service changed the rating outlook for Mechel to negative from stable in response to our disclosure that we were close to violating financial covenants in a number of our loan agreements. The change of outlook may reduce our opportunities to raise necessary debt financing as well as negatively impact the terms of such financing.

Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodities and steel prices (whether due to the cyclical nature of the industry or otherwise) and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in us being unable to meet our obligations as they fall due. If such a situation were to occur, we may be required to further restructure our existing debt and/or to seek additional capital. There is no guarantee that we would be successful in restructuring our debt or in raising additional capital, or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such restructuring or new capital may be detrimental to holders of ADSs and shares. If significant economic slowdown were to continue, we could face a liquidity shortage and breach our restrictive covenants, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease operating margins.

In 2011, the inflation rate in Russia was 6.1% and averaged 9.9% over the 2007-2011 period, according to the Russian Federal State Statistics Service (“Rosstat”). As we tend to experience inflation-driven increases in certain of our ruble-denominated costs, including salaries, rents and fuel and energy costs, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise, assuming the ruble-to-dollar exchange rate remains constant. See “— Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.” In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products sufficiently to preserve operating margins. Accordingly, inflation in Russia could increase our costs and have the effect of decreasing operating margins.

Any material change in our commercial dealings with, non-repayment of a loan by, or loss of accounts receivable from or prepayments to, certain related parties could have a material adverse effect on our business, results of operations and financial condition.

From late 2009 to present, we have been working closely with the related metallurgical plants. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust”. We work on a commercial basis with these companies, supplying raw materials to them and purchasing their products pursuant to short-term supply and purchase contracts. Revenues from sales to these companies amounted to $842.0 million and $640.0 million in the years ended December 31, 2011 and 2010, respectively. Purchases from these companies amounted to $1,557.2 million and $1,228.5 million in the years ended December 31, 2011 and 2010, respectively. Revenues from re-sales of products purchased from these companies to third parties amounted to $1,293.5 million and $1,051.1 million in the years ended December 31, 2011 and 2010, respectively. Substantially all of the revenues from sales to, and revenues from re-sales of products purchased from, these companies were in the steel segment. In the years ended December 31, 2011 and 2010, these revenues represented 29.8% and 30.3%, respectively, of the group’s total steel segment revenues. As of December 31, 2011, trade accounts receivable and other accounts receivable from these companies totaled $269.4 million, with credit terms varying from 30 to 180 days. In addition, as of December 31, 2011, prepayments to these companies totaled $20.6 million.

In November 2011, the Mechel Entities and the Estar Group entered into the Estar Loan Agreement pursuant to which $944.5 million of debt, mostly consisting of accounts receivable owed to us by the Estar Group, was restructured. This restructuring was approved by our lenders as part of the waivers received in April 2012. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust” and note 9 to the consolidated financial statements. The restructured obligations of the related metallurgical plants are secured by a pledge of shares in the major related metallurgical plants and/or their parent companies, as well as by suretyships from the related metallurgical plants and/or their parent companies. If the related metallurgical plants do not comply with their obligations under the new arrangements, the bank may foreclose on the cash collateral provided by Mechel Entities and we will be entitled to enforce the pledge and thereby take control of the pledged assets, subject to approval from the FAS. See “Item 3. Key Information — Recent Developments — Non-compliance with restrictive covenants and related waivers and amendment agreements with our lenders.” However, the value of these assets may be substantially lower than the value of the cash collateral. Therefore, we could face a loss of a significant portion of the value of the cash collateral provided to the bank.

We also have a large additional trading exposure to related metallurgical plants and Metallurg-Trust OOO (“Metallurg-Trust”), a trading company mostly involved in supplying raw materials and semi-finished products to the Russian related metallurgical plants and reselling products produced by these plants. This additional trading exposure amounted to $290.0 million as of December 31, 2011. We closely monitor our balances with these companies, including our trade accounts payable to them. We are considering taking control over the related metallurgical plants, including through aquisition, as well as aquisition of Metallurg-Trust, for which the lenders’ consents have been obtained. No provisions were created against the accounts receivable from these companies because we consider the full amount of accounts receivable to be collectible. Nevertheless, given the recent liquidity issues faced by these companies and the dependency of their businesses on the general condition of the steel sector, we may fail to collect accounts receivable from and suffer loss of prepayments to these companies, and any material change in our commercial dealings with these companies could have a material adverse effect on our business, results of operations and financial condition.

Increased levels of indebtedness and restrictions on equity financings may limit our access to capital, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We expect bank loans will continue to be a major source of financing in the near future. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital resources.” Among other things, increased levels of indebtedness, particularly the restrictive financial covenants in our credit facilities, could potentially: (1) limit our ability to raise capital through debt financing; (2) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (3) disadvantage our group relative to our competitors with superior financial resources; (4) lead to a loss of collateral pledged as security; (5) render us more vulnerable to general adverse economic and industry conditions; (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants.” We will also follow the market situation with the view to raise funding in international debt and equity markets.

In addition, Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our common American Depositary Shares (“common ADSs”) and our global depositary shares representing our common shares (“GDSs”), as well as our preferred American Depositary Shares representing our preferred shares (“preferred ADSs”, the common ADSs and the preferred ADSs together referred to as “ADSs”) due to Russian securities regulations. We have received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Later we also received FFMS permission for a total of 41,627,074 preferred shares to be circulated through depositary receipt programs, representing 30% of the total number of issued preferred shares, which was the maximum amount allowed at that time. Over the last few years, this limit has been gradually reduced by the FFMS. Current regulations provide that no more than 25%, 15% or 5% of the total number of outstanding shares of a certain class may be placed or circulated outside the Russian Federation depending on the company’s listing status on a Russian stock exchange (“A”, “B” or “V” and “I”). Our common shares have a listing status “A-1” on Closed Joint Stock Company MICEX Stock Exchange (“MICEX”). It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of these lower limits will be allowed to remain in place, or whether the enacted limits will override prior FFMS permissions for higher amounts. Our common ADSs and GDSs together currently account for approximately 35% of our common shares, and accordingly we believe we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limits are enforced Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

Any of the foregoing factors may limit our access to capital and harm our competitive position. If we cannot obtain adequate capital, we may not be able to fund our capital investment program and implement our business strategy.

Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.

A majority of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. Depreciation in real terms of the ruble against the U.S. dollar would result in a decrease in our costs relative to our revenues. Conversely, appreciation in real terms of the ruble against the U.S. dollar, which was the prevailing trend in the 2002-2007 period, may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2011, the ruble appreciated in real terms against the U.S. dollar by 8.8% as compared with 2010, according to the Central Bank of the Russian Federation.

Limitations on the conversion of rubles into foreign currencies in Russia could cause us to default on our obligations.

Much of our indebtedness and our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. However, if the Russian authorities impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies in the event of an economic crisis or otherwise, there may be delays or other difficulties in converting rubles into foreign currency to make a payment or delays in or restrictions on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business could be materially adversely affected if creditors of certain of our subsidiaries accelerate their debt.

We have merged and intend to continue to merge certain subsidiaries for operational reasons from time to time. Under Russian law, such mergers are considered to be a reorganization and the merged subsidiaries are required to publish the information regarding this reorganization twice with a monthly interval. Russian law also provides that, for a period of 30 days after date of latest publication, the creditors of merging subsidiaries have a right to file a claim seeking acceleration of the reorganized subsidiaries’ indebtedness and demand reimbursement for applicable losses, however, the court may not accept such a claim against subsidiaries existing in the form of an open joint-stock company if it concludes that the creditor had adequate security. In the event that we undertake any such merger and all or part of our subsidiaries’ indebtedness is accelerated, we and such subsidiaries may not have the ability to raise the funds necessary for repayment, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We had in the past and still have a material weakness in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.

Management identified a material weakness in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X that affected our financial statements for the year ended December 31, 2011. The material weakness in our internal control over financial reporting identified for the year ended December 31, 2011 is described in “Item 15. Controls and Procedures.” Due to the effect of this material weakness, our auditors have opined that we have not maintained effective internal control over financial reporting as of December 31, 2011 under Section 404 of the Sarbanes-Oxley Act of 2002. Our auditors have also opined that we did not maintain effective internal control over financial reporting as of each of December 31, 2007, 2008, 2009 and 2010 due to the effect of the material weaknesses identified as of those dates.

Notwithstanding the steps we have taken and continue to take that are designed to remedy the material weakness identified in “Item 15. Controls and Procedures,” we may not be successful in remedying this material weakness in the near or long term and we make no assurances that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our shares and ADSs.

Given the competition for qualified accounting personnel in Russia, we may be unable to retain our key accounting staff, which could disrupt our ability to timely and accurately report U.S. GAAP financial information.

Our subsidiaries maintain their books and records in local currencies and prepare accounting reports in accordance with local accounting principles and practices. In particular, each of our Russian subsidiaries maintains its books in rubles and prepares separate unconsolidated financial statements in accordance with Russian accounting standards. For every reporting period, we translate, adjust and combine these Russian statutory financial statements to prepare consolidated financial statements prepared in accordance with U.S. GAAP. This is a time-consuming task requiring us to have accounting personnel experienced in internationally accepted accounting standards. We believe there is a shortage in Russia of experienced accounting personnel with knowledge of internationally accepted accounting standards. Moreover, there is an increasing demand for such personnel as more Russian companies are beginning to prepare financial statements on the basis of internationally accepted accounting standards. Such competition makes it difficult for us to hire and retain such personnel, and our key accounting staff may leave us. Under these circumstances, we may have difficulty in remedying the material weaknesses in our internal financial controls identified by our management and in the timely and accurate reporting of our financial information in accordance with U.S. GAAP. See “— We had in the past and still have a material weakness in our internal control over financial reporting, and we make no assurances that additional material weaknesses will not be identified in the future.”

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

Our ferroalloys segment sells ferronickel, ferrosilicon and ferrochrome. These ferroalloys products are primarily used in the manufacture of steel. Thus, market demand for our ferroalloys products is very closely linked with the market for steel and generally follows the cycles of the steel industry.

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

As a result of the 2008 global economic downturn the demand and prices for our products sharply declined. The recent wordwide slowdown has had, and the European sovereign debt crisis and the continuing uncertainty as to economic recovery may have, adverse consequences for our customers and our business.

Prices for our products, including coal, iron ore, metals and power, as well as the prices of coal, iron ore, ferroalloys, power and natural gas and other commodities and materials we purchase from third parties for the production of our products, fluctuate substantially over relatively short periods of time and expose us to commodity price risk. We do not use options, derivatives or swaps to manage commodity price risk. We use our vertically integrated business model and intersegment sales, as well as short-term and long-term purchase and sales contracts with third-party suppliers and customers, to manage such risk. In addition, the length and pricing terms of our sales contracts on certain types of products are affected and regulated by orders issued by Russian antimonopoly authorities. In particular, pursuant to a directive issued to us by the FAS in August 2008, we entered into long-term contracts for supply of certain grades of our coking coal with a formula of price calculation and with fixed volumes for the entire period of the contract. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” Terms of sales of other types of our products may also be affected by regulations of the authorities. We cannot assure you that our strategies and contracting practices will be successful in managing our pricing risk or that they will not result in liabilities. If our strategies to manage commodity price risk and the impact of business cycles and fluctuations in demand are not successful, it could have a material adverse impact on our business, financial condition, results of operations and prospects.

The steel, mining and ferroalloys industries are highly competitive, and we may not be able to compete successfully.

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

Our competitiveness is based in part on our operations in Russia and other former Eastern Bloc countries having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with rail tariff increases of 11.0% in 2009, 9.4% in 2010 and 8.0% in 2011. See “— Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products”, “— Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Terrorist attacks and threats, escalation of military activity, as well as massive cyber attacks or incidents, and government regulation in response to such attacks or acts of war may negatively affect our business, financial condition, results of operations and prospects.

Terrorist attacks and threats, escalation of military activity, as well as massive cyber attacks or incidents, and an increase in government regulation in response to such attacks or acts of war may negatively affect our business. There could be delays or losses in transportation and deliveries of our products to our customers, increased government regulation and decreased sales due to disruptions in the businesses of our customers. It is possible that any such occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in our estimates of reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins.

We base our reserve information on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and which is reviewed by independent mining engineers only periodically, approximately once in three years. The reserve estimates as to both quantity and quality are periodically updated to reflect production from the reserves and new drilling, engineering or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or which may differ from our experience in current operations, projected rates of production in the future, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results. In addition, it may take many years from the initial phase of drilling before production is possible. During that time, the economic feasibility of exploiting a discovery may change as a result of changes in the market price of the relevant commodity. Mine development plans may have to be revised due to geological and mining conditions and other factors described above, as well as due to shortages in capital funding. Our planned development projects also may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserves. In addition, we have not yet applied for all of the permits required, or constructed the mines necessary, to use all of our U.S. reserves. We may be unable to obtain such permits. Some of these permits are becoming increasingly difficult and expensive to obtain and the authorization process continues to lengthen.

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

Therefore, changes in our estimates of reserves or failure to implement mine development plans could result in lower than expected revenues, higher than expected costs or decreased operating margins.

The calculation of reserves and the development of the Elga coal deposit are subject to certain risks due to the license obligations and capital costs involved in developing the required infrastructure.

There are a number of significant risks associated with the greenfield development of the Elga coal deposit. These risks have the potential to impact the project’s legal or economic viability, including the calculation of reserves. Key risks that have been identified include the following: (1) the subsoil license for the Elga coal deposit could be suspended or terminated if construction deadlines and operational milestones are not met or we could be required to extend the license under less favorable terms; (2) the economic viability of the project is dependent upon the full use of the rail line; (3) the project requires significant capital expenditures to develop the required infrastructure and increases in planned capital and operating costs could make the project uneconomical because of the project’s sensitivity to these costs; (4) the project is very sensitive to market prices for coal because of the high initial capital costs; and (5) the insufficient capacity of ports in the Russian Far East where the Elga deposit is located may limit the distribution of coal mined at the Elga deposit. See “Item 4. Information on the Company — Mining Segment — Coal production — Yakutugol mines.” In addition, capital expenditures for the rail line were not considered in the calculation of reserves estimates as we do not plan to use the rail line solely for delivery of coal from the Elga deposit. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Likewise, our strategy to increase our sales of coal, particularly high-grade coking coal, is substantially dependent on our ability to increase our exports of these products through ports in the Russian Far East to other countries, particularly Japan, China, South Korea and other Pacific Rim countries.

Currently, key ports in the Russian Far East have limited cargo handling capacity, lack adequate port facilities and have old and worn-out equipment. In particular, the limited capacity of the railways connecting to these ports is a critical impediment to the further development of port infrastructure and the entire transportation system in the Russian Far East. Existing railway sections must be reconstructed, the logistics structure improved and the actions of the cargo owners, the ports’ management and Russian Railways, an open joint-stock company wholly owned by the Russian government, must be better coordinated. Increasing the capacity of the ports in the Russian Far East is one of the key issues identified in the Transportation Strategy of the Russian Federation. In addition, major track repairs by Russian Railways in the summer months result in restriction on cargo volumes and delays.

In particular, the current annual capacity of the Baikal-Amur Mainline to which our Elga deposit is connected by our private rail line, is 16.5 million tonnes, which will need to expand substantially to meet our needs when Elga Open Pit reaches its planned annual saleable production of 18.6 million tonnes by 2021. According to Russian law, we will have to share excess capacity on our private rail line, if any, with third parties. Russian Railways plans to double the capacity of the Baikal-Amur Mainline by 2020 as well as increase capacity of the Komsomolsk-on-Amur — Sovetskaya Gavan segment, which connects the Baikal-Amur Mainline to Port Vanino, to 35.9 million tonnes per annum. We are developing a terminal at Port Vanino, the key port we will use to export our Elga coal to Asia. However, we cannot guarantee these development projects by us and Russian Railways will proceed according to current plans. There is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavoured to acquire ports or separate terminals to ensure the export of their products.

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

Changes in our subsidiaries’ management and corporate governance might affect our integrated business model.

While we intend to continue to operate as an integrated business, if and when listing of shares takes place in respect of the subsidiary holding companies we have formed or intend to form to consolidate our mining, steel and ferroalloys assets, changes to the management structure of such subsidiary holding companies and/or the assets consolidated within them may be made in preparation for listing. In such cases, the subsidiary’s directors and management would operate the business of such subsidiary, in accordance with applicable law, for the benefit of all shareholders, including minority shareholders, if any. In the past, we have considered to list some of our subsidiary holding companies and may do so in the future.

Companies listed on stock exchanges have to comply with certain corporate governance requirements. We generally consider applying higher corporate governance standards and improving our management practices, including appointment of independent directors, at some of our subsidiaries. In particular, a number of directors on the board of directors of Mechel Mining which are independent under applicable Russian regulations has increased, and now they constitute the majority of the board. These and other changes in the future may result in decision-making by the directors and management of such subsidiaries, including with respect to payment of dividends, that may not be consistent with our current integrated business model. As our integrated business model is important to our strategy, changes in decision-making by our subsidiaries’ directors and management may materially adversely affect our business, financial condition, results of operations and prospects.

In the event the title to any company we acquired is successfully challenged, we risk losing our ownership interest in that company or its assets.

Almost all of our Russian assets consist of companies formed during the course of Russian privatizations in the 1990s and early 2000s, and our business strategy will likely involve the acquisition of additional privatized companies. In particular, Southern Kuzbass Coal Company and the other mining companies which were subsequently merged into Southern Kuzbass Coal Company, as well as Korshunov Mining Plant and Moscow Coke and Gas Plant, were privatized in the early 1990s. Chelyabinsk Metallurgical Plant was also privatized in the early 1990s. Elgaugol was privatized in 1998 and Yakutugol was privatized in 2002. In general, we acquired shares in these companies from third parties after their respective privatizations, except for a 25%+1 share stake in Yakutugol, which was acquired pursuant to a state auction in 2005. We acquired the remaining stake in Yakutugol and a 68.86% stake in Elgaugol in 2007 from two state-owned companies in a tender process. After the acquisition, the Elga subsoil license was transferred from Elgaugol to Yakutugol in March 2008 and Elgaugol was liquidated in September 2009.

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

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof, particularly subsoil licenses for our Russian and Kazakh mining operations. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves (coal, iron ore and limestone).” However, license extension is subject to the license holder being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts and that there will be no changes to this approach in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection in license extension or suspension or termination of our subsoil licenses, and to administrative and civil liability. The termination or suspension of certain of our subsoil licenses constitutes an event of default under certain of our credit facilities and loans, and is likely to result in a cross-default in other of our credit facilities and loans. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2012 through 2033. Our most significant subsoil licenses expire between 2012 and 2024. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are currently in compliance with the material terms of our Russian subsoil licenses, except for the following. We failed to commence coal production at the Raspadsk license area (part of Olzherassky Open Pit) and the Sorokinsk license area (part of Krasnogorsky Open Pit) in 2009 due to unfavorable economic conditions, but expect to commence such production at the Raspadsk license area in the second quarter of 2013. In February 2012, we commenced production at the Sorokinsk license area. In addition, we commenced the development of the coal deposits at the Yerunakovsk-1, Yerunakovsk-2 and Yerunakovsk-3 license areas, but failed to commence commercial production at these license areas in 2011. Moreover, we cannot fully develop the deposit at the Yerunakovsk-3 license area due to the presence of a third-party sludge pond in this area. The Yerunakovsk-2 and Yerunakovsk-3 license areas are not counted for the purposes of our coal reserves.

In the course of inspections conducted in November 2011, Rospripodnadzor discovered certain violations of the terms of subsoil licenses held by Southern Kuzbass Coal Company. The Federal Agency for Subsoil Use requested that we rectify these violations, and in May 2012, we presented our report on measures we had implemented. Our report was accepted by the Commission for Termination of Subsoil Licenses of the Federal Agency for Subsoil Use (“Commission for Termination of Subsoil Licenses”) and the Commission for Termination of Subsoil Licenses is not currently considering the termination of subsoil licenses held by Southern Kuzbass Coal Company. During inspections conducted through March and April 2012, Rosprirodnadzor identified violations of the terms of subsoil licenses held by Yakutugol, and the Federal Agency for Subsoil Use requested that we rectify these violations. We expect to receive the detailed notification regarding required measures and deadlines in the near future and will use all possible efforts to comply with these requirements. See “Item. 4 Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” Failure to comply with the notification of the Federal Agency for Subsoil Use may lead to early termination of Yakutugol’s licenses for the Moshchny as well as the Piatimetrovy and Promezhutochny II seams license areas of Neryungrinsky Open Pit. See “Item. 8 Financial Information — Litigation.”

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

The Land Code of the Russian Federation, as amended, which was enacted on October 25, 2001 (the “Land Code”), requires privatized Russian companies to either purchase or lease the land on which they operate by July 1, 2012. In accordance with the current legislation the repurchase price of land plots held under special title of perpetual use is set in the amount of 2.5% of the cadastral value of such land plots. We estimate that the repurchase cost of such land plots is $45.6 million.

Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins.

In 2011, our Russian operations purchased approximately 6.1 billion kilowatt-hours (“kWh”) of electricity, representing 100% of their needs, at a total cost of $449.3 million, implying an average cost of 7.4 cents per kWh. The restructuring of the Russian power sector that began in 2001 is substantially complete and all government regulation of electricity prices in the wholesale power market, except for the sales to household consumers and similar type of consumers, expired in 2011. This could lead to higher electricity prices. According to information published by the Russian Federal Tariff Service (the “FTS”), the average increase in market prices and tariffs on the retail electricity market was 13-14% in 2011, and is expected to be in the range of 6.5-7.5% in 2012 and in the range of 9-11% in 2013. Further price increases for electricity may also occur in the future as the power generating companies created in the restructuring are financed by and controlled to a greater extent by the private sector.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Gazprom OAO (“Gazprom”). Gazprom is a government-controlled company and the dominant producer and monopoly transporter of natural gas within Russia. Domestic natural gas prices are regulated by the Russian government. These prices have been consistently rising over the last few years until 2009. In 2011, we purchased 2,131.0 million cubic meters of gas at a total cost of $235.3 million. Russian domestic natural gas prices are significantly below Western European levels, which presently helps to provide us with a cost advantage over our competitors, an advantage which is expected to diminish as Russian domestic gas prices approach Western European levels. In 2011, the FTS set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of $56.3 to $142.4 per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased. In the past, disputes have occurred between Gazprom and Naftogaz of Ukraine NAK over the prices and payment methods for gas delivered by Gazprom to Ukraine. Such disputes may occur in future and may lead to interruptions in the supply of natural gas to our Ukrainian facilities and increase of cost of such supply.

After the raw materials used in the production process and energy related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in Russia has been rising in recent years. According to Rosstat, after adjusting for inflation, the average wage in the Russian Federation has risen at the average annual rate of 8.2% in ruble terms in the 2007-2010 period. Moreover, labor costs in Russia are indexed to and adjusted for inflation. We believe our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

Higher costs of electricity, natural gas and labor could negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers in Russia and abroad. The Russian rail system is controlled by Russian Railways. Russian Railways is a state-sanctioned monopoly responsible for the management of all Russian railroads. The Russian government sets domestic rail freight prices and the terms of transportation, such as, including, terms related to the type of rolling stock to be used for transportation of certain types of cargo; estimated minimum tonnage for the purposes of determining the applicable tariff and others. These rail freight prices are subject to annual adjustment based on, among other factors, inflation and the funding requirements of Russian Railways’ capital investment program, which is in turn affected by the acute need to upgrade track infrastructure and passenger- and cargo-handling facilities. In addition, the establishment of the Russian Railways’ subsidiaries Pervaya Gruzovaya Kompaniya OAO (“First Freight Company”) and Vtoraya Gruzovaya Kompaniya OAO (“Second Freight Company”) and the transfer of 90% of the rolling stock to them, as part of the reform of the Russian rail transportation sector, have led to a significant increase of the costs of use of freight cars. In October 2011, Russian Railways sold 75% minus two of the shares of First Freight Company through a public auction to a private operator.

Our cargoes are currently transported in the railcars of either Russian Railways or third-party owners engaged for transportation, as well as in our own railcars. The most significant railcar owners are First Freight Company and Second Freight Company, which provide us with their railcars, mainly to transport coal products and iron ore concentrate. At present, only three companies, Russian Railways, First Freight Company and Second Freight Company, possess a sufficiently extensive railcar fleet to service our present and future requirements.

Our subsidiary Mecheltrans works with First Freight Company to arrange for transportation and forwarding of cargoes with the railcar fleet owned by First Freight Company. Our freight volume transported by First Freight Company’s railcars amounted to 6.5 million tonnes in 2011, for which we paid $85.7 million. Mecheltrans has commenced working with Second Freight Company since February 2011. Our freight volume transported by Second Freight Company’s railcars in 2011 amounted to 1.7 million tonnes, for which we paid $24.8 million.

In 2011, tariffs were indexed once, which resulted in an 8.0% tariff increase. With effect from January 1, 2012, all tariffs have been increased by an additional 6.0%. If rail freight prices continue to increase, or if there is a disruption in the transportation of our materials and products due to a shortage of available working rolling stock, it could materially adversely affect our business, financial condition, results of operations and prospects.

We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.

We face numerous protective tariffs, duties and quotas which reduce our competitiveness in, and limit our access to, particular markets. Several key steel importing countries currently have import restrictions in place on steel products or intend to introduce them in the future. The E.U. has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe and the Baltic states (Estonia, Lithuania and Latvia) that joined the E.U. in 2004 as well as to Romania and Bulgaria, which joined the E.U. in 2007. Our sales to third parties in the E.U. from our Russian steel facilities constituted 1.8% of our total steel segment revenues and 6.6% of our steel segment export revenues in 2011. The export of our steel into the E.U. is an important part of our growth strategy.

In addition, the E.U. has imposed antidumping duties on certain of our steel exports. In particular, an antidumping E.U. import duty in the amount of 50.7% was applicable to steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until October 2007. After a review procedure conducted by the E.U. in October 2007, this duty was reduced to 36.2% and imposed for a period of five years.

According to publicly available information, in November 2011, following Russia’s long-term negotiations to join the World Trade Organization (the “WTO”), Russia and the WTO signed the protocol of accession of Russia to the WTO. The accession will be completed following the ratification of the accession by the State Duma of the Russian Federation, which should be passed, if at all, by mid-2012. Upon accession of Russia to the WTO, which is expected to occur by August 2012, the agreement between Russia and the E.U. providing for the application of import restrictions to Russian steel products (the “E.U.-Russia Steel Agreement”) should terminate, and Russian steel products supplies to the E.U. market should enjoy the free trade regime.

Our ferroalloys business is also subject to export restrictions. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. We did not supply ferrosilicon to third parties in the E.U. in 2011. We supplied ferrosilicon to our Romanian steel plants, and this accounted for 2.2% of our total ferrosilicon sales (including intra-group sales) in 2011.

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

On December 26, 2010, Russia imposed an antidumping duty on corrosion-resistant steel originating in China (including Taiwan), South Korea, Brazil and South Africa at the rate ranging from 4.8% to 62.8% per tonne. This duty is imposed until December 26, 2013 and will benefit our sales on the Russian market while it is in force; elimination of this duty may have negative effect on our sales. Since June 22, 2011, this antidumping duty is valid throughout the Customs Union.

Russia’s expected membership in the WTO may result in reduction or elimination of Russia’s import tariffs and duties, which could negatively affect our business, financial condition, results of operations and prospects. In particular, under the terms of Russia’s accession to the WTO, import duties on most types of steel products upon accession should be reduced to 5%, causing increased competition in the Russian steel market from foreign producers and exporters.

Our exports to the European Union are subject to REACH regulations.

Chemical substances contained in some of our products, as well as by-products and waste, which we export to or produce in the E.U. are subject to regulation (EC) No 1907/2006 on registration, evaluation, authorization and restrictions of use of chemicals (“REACH”) that entered into force on June 1, 2007. Under REACH, we must provide a registration dossier for such substances to the European Chemical Agency (“ECHA”). In addition, we must provide the information about the registered substances usage and utilization to the competent authorities of the E.U. Member States and downstream users upon request. In accordance with REACH, prior to December 1, 2008, we pre-registered substantially all of the substances that we intended to export to or produce in the E.U. As a next step in accordance with the REACH implementation schedule, prior to December 1, 2010, we registered with the ECHA all of the substances that we export to or produce in the E.U. in an amount over 1,000 tonnes per year, and which are subject to REACH registration. Under REACH, the next registration for substances in the 100 to 1,000 tonnes per year tonnage band is to be completed prior to June 1, 2013. We are in compliance with current REACH requirements and we will have to maintain certain resources to ensure compliance with further developing REACH requirements.

REACH provides for a special authorization regime for substances of high concern, including those that are identified from scientific evidence as causing probable serious effects to humans or the environment on a case-by-case basis. To obtain authorization, a manufacturer of substances of high concern is generally required to demonstrate that the risk from the use of the substance is adequately controlled. All substances under the authorization regime are subject to restrictions with respect to manufacture, placing on the market or use. The European Commission may amend or withdraw the authorization, even one given for adequate control, if suitable substitutes have become available. Currently, none of our products contain substances which may be subject to the authorization regime. There is no assurance that our products will not be subject to further restrictions or bans if any substance of high concern is detected in our products in excess of statutory thresholds, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are subject to mining risks.

Our operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, on May 30, 2008, there was a cave-in at the V.I. Lenina Underground (which led to suspension of operation for 17 calendar days) and on July 29, 2008 there was a methane flash (which led to suspension of operation for 67 calendar days). Both accidents involved multiple casualties, and the first accident resulted in five fatalities. In August 2010, we suspended operations at the Olzherasskaya-Novaya Underground for more than one year due to a spontaneous ignition of coal. There were no casualties involved. We resumed mining operations at the Olzherasskaya-Novaya Underground after extinguishing the fire and completing recovery works. Also, during 2011 and 2012, there were a number of occasions of self-heating and spontaneous ignition of coal as well as an increase of coal dust levels each of which resulted in the temporary suspension of mining operations at the longwalls of the Sibirginskaya Underground, V.I. Lenina Underground and Olzherasskaya-Novaya Underground. There were no casualties involved in any of these occasions. We have been and are still implementing measures to cure the reasons of these occasions and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

The risk of occurrence of these hazards is also exacerbated by the significant level of wear of the equipment of our mining enterprises. We are conducting a program of phased replacement and refurbishment of obsolete equipment in order to meet safety requirements at our most hazardous facilities. See “Item 8. Financial Information — Litigation — Environmental and safety.”

Abnormal weather conditions and natural hazards could negatively impact our business.

Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. For example, in February 2012, production at our steel facilities in Romania was suspended for a period of 10 days in total due to raw materials supply problems caused by severe snowfalls and abnormally low temperatures. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the crane equipment and mining-and-transport equipment. Negative impact of such abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.

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

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the E.U. or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for non-compliance with environmental rules, and environmental concerns are increasingly being voiced at the local level. In addition, we are currently assessing whether our Romanian and Bulgarian operations will face higher environmental compliance costs due to the integration of these countries into the E.U. See note 24(b) to our consolidated financial statements.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2011, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $43.9 million for asset retirement obligations. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided.

Also, in the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. In March 2011, Rosprirodnadzor claimed 287 million rubles from Chelyabinsk Metallurgical Plant as compensation for damage caused by discharging waste water into the river Miass. This claim was settled by way of amicable agreement approved by the arbitrazh court, pursuant to which Chelyabinsk Metallurgical Plant has paid the compensation in the amount of 130.2 million rubles. Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

In addition, we are generally not indemnified against environmental liabilities or any required land reclamation expenses of our acquired businesses that arise from activities that occurred prior to our acquisition of such businesses. See “— We may fail to identify suitable targets, acquire them on acceptable terms, identify all potential liabilities associated with them or successfully integrate them into our group.”

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

The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol, including the Russian Federation. In order to give the countries a certain degree of flexibility in meeting their emission reduction targets, the Kyoto Protocol developed mechanisms allowing participating countries to earn and trade emissions credits by way of implementing projects aimed at meeting the Kyoto Protocol targets. Since October 2009, Russia has established a legal procedure for implementing trading mechanisms provided under the Kyoto Protocol. The E.U. has already established greenhouse gas regulations and many other countries, including the United States, are in the process of doing so. The European Union Emissions Trading System (“EU ETS”), which came into effect on January 1, 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the E.U. Our operations in Bulgaria, Lithuania and Romania are currently subject to the EU ETS, as are our E.U. based customers.

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

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. See “Item 4. Information on the Company — Regulatory Matters — Licensing of Operations in Russia”. Government authorities in countries where we operate exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations, and in monitoring licensees’ compliance with the terms thereof which may result in unexpected audits, criminal prosecutions, civil actions and expropriation of property. Authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year.

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

Our strategy relies on our status as an integrated mining, steel, ferroalloys and power group, which allows us to benefit from economies of scale, realize synergies, better satisfy the needs of our Russian and international customers, reduce our reliance on third-party brokers by distributing and selling our products directly to end users, and compete effectively against other mining, steel, ferroalloys and power producers. We also intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, on an ongoing basis we need to identify suitable targets that would fit into our operations, acquire them on terms acceptable to us and successfully integrate them into our group. We often compete with Russian and international companies for acquisitions, including for subsoil licenses.

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

Our Chairman, Igor Zyuzin, directly and indirectly owns approximately 67.42% of our common shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. In addition, our controlling shareholder is likely to be able to take actions which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in the meeting. We have also engaged and will likely continue to engage in transactions with related parties, including our controlling shareholder, that may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions or transactions that may expose us to risks outside the ordinary course of business. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” Thus, our controlling shareholder can take actions that you may not view as beneficial, and as a result, the value of the shares and ADSs could be materially adversely affected.

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

As of March 31, 2012, seven of our companies were included by the FAS in its register of entities with a market share exceeding 35% in the relevant market or with a dominant position in a certain market, including:

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

•	Kuzbass Power Sales Company — as controlling more than 50% of the electricity trading market in the Kemerovo region;

•	Mechel Energo — as controlling more than 50% of the market for the trading of electricity in the cities of Mezhdurechensk, Myski and Novokuznetsk;

•	Yakutugol — as controlling more than 65% of the coal market of the Sakha Republic (an administrative region of Russia in Eastern Siberia, also known as Yakutia); and

•

Moscow Coke and Gas Plant — as controlling 100% of the market for cargo transportation services on the company’s rail siding in the Lenin district of Moscow region from the Obmennaya station to the Zavodskaya station.

When our companies are included in the register of entities with a market share exceeding 35% in the relevant market or with a dominant position in a certain market, this does not by itself result in restrictions on the activities of such entities. However, these entities may be subject to additional FAS oversight by reason of their having been deemed to have a dominant market position.

In 2008, the FAS issued a number of directives to our companies placing certain restrictions on our business practices. On May 13, 2008, the FAS issued a directive ordering Mechel and Southern Kuzbass Coal Company, as a group of companies holding a dominant position in the Russian coking coal market, to fulfill the following requirements:

•	to avoid unjustified reduction of production volumes and product range at Southern Kuzbass Coal Company;

•	to provide, to the extent possible, equal supply terms to all customers without discrimination against companies not forming part of this group of companies;

•	not to restrict other companies from supplying coking coal to the same geographical area of operations; and

•

to notify the FAS prior to any increase in domestic prices of coking coal, steam coal and coking coal concentrate, if such increase amounts to more than 10% of the relevant price used 180 days before the date such increase is planned to take place, with submission to the FAS of the financial and economic reasoning for the planned increase of prices.

In connection with the establishment of Mechel Mining, the subsidiary into which we consolidated certain of our mining assets, we received a directive from the FAS dated June 23, 2008, which contains requirements as to the activities of Mechel Mining and its subsidiaries Yakutugol and Southern Kuzbass Coal Company, as a group of companies holding a dominant position in the Russian coking coal market. The requirements are the same as those described above.

On October 10, 2008, the FAS issued two new directives addressed to Mechel Mining Management with respect to Yakutugol and Southern Kuzbass Coal Company, as a group of companies holding a dominant position in the Russian coking coal market, ordering Mechel Mining Management to fulfill the following requirements:

•	not to reduce or terminate production of coking coal concentrate without prior approval of the FAS, unless there is no demand for such products;

•

to perform all contracts related to coking coal concentrate production or other products (works or services) in relation to which these companies are or may be included in the register of entities with a market share exceeding 35% in the relevant market; and

•

to provide equal supply terms to all customers without discriminating against companies outside of Mechel Mining Management group and to avoid terms of supply which would compensate Mechel Mining Management group for unjustified expenses or yield Mechel Mining Management group any profit that is significantly higher than it could be in a competitive market.

In 2009, we received five directives from the FAS, addressed to Mechel-Steel Management, Beloretsk Metallurgical Plant, Izhstal, Chelyabinsk Metallurgical Plant, Vyartsilya Metal Products Plant and Urals Stampings Plant. Furthermore, in connection with the consolidation of our ferroalloys assets under our subsidiary Oriel Resources, in October 2008 the FAS issued a directive addressed to Oriel Resources, and in November 2008 the FAS issued an additional directive addressed to Mechel and Bratsk Ferroalloy Plant. The requirements under all seven of these directives are substantially similar to those described above in connection with the directives dated October 10, 2008, except: (1) that they relate to our production and sales of ferrosilicon, stampings, wire products and certain other steel products; and that (2) the directive addressed to Mechel and Bratsk Ferroalloy Plant also requires them to satisfy ferrosilicon demand on the Russian market, where they hold a dominant position, subject to available production capacity, and to maintain production and equipment required for the ferrosilicon production and supply.

In August 2008, as a result of an antimonopoly investigation into the business of our subsidiaries Mechel Trading House, Southern Kuzbass Coal Company, Yakutugol and Mechel Trading, the FAS found them to have abused their dominant position in the Russian market for certain grades of coking coal concentrate. The FAS issued a directive requiring these subsidiaries and their successors to: (1) refrain from taking any action in the Russian market for certain grades of coking coal concentrate which would or may preclude, limit or eliminate competition and/or violate third parties’ interests, including fixing and maintaining a monopolistically high or low price, refusing or avoiding to enter into an agreement with certain buyers without good economic or technological reasons where the production or supply of the relevant grades of coking coal concentrate is possible and creating discriminatory conditions for buyers; (2) submit to the FAS during the next 5 years economic justifications of each coking coal concentrate price increase of more than 5% as compared to the prices of previous quarter; (3) reduce sale prices by 15% for the period from September 2008 until December 2008; and (4) execute long-term supply contracts of at least three years’ duration with effect from 2009. Furthermore, the FAS initiated administrative proceedings against Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol which resulted in fines being imposed on these companies in the total amount of 797.7 million rubles, which equals nearly 5% of these subsidiaries’ total sales of coking coal concentrate (including intra-group sales) for 2007. See “Item 8. Financial Information — Litigation — Antimonopoly.”

In the event of a breach of the terms of business conduct set forth by the FAS, the FAS may seek to impose fines for violations of antimonopoly and administrative legislation. Such fines may include an administrative fine of an amount from 300 thousand to one million rubles or, if such violation has led or may lead to the prevention, limitation or elimination of competition, an administrative fine of up to 15% of the proceeds of sale of all goods, works and services on the market where such violation was committed, but not more than 2% of gross proceeds of sale of all goods, works and services. Russian legislation also provides for criminal liability for violations of antimonopoly legislation in certain cases. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. The imposition of any such liability on us or our subsidiaries could materially adversely affect our business, financial condition, results of operations and prospects.

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

We may be forced to dispose of our electricity assets as a result of change in Russian law.

Under Russian law, companies and individuals, as well as affiliated entities operating within one wholesale market pricing zone, are prohibited from combining activities relating to electricity distribution and/or dispatching with electricity generation and/or sale, in particular, through simultaneously owning assets which are directly used for electricity distribution and/or dispatching and assets which are directly used for electricity generation and/or sale. Amendments to the law adopted in December 2011 introduced a new enforcement mechanism with respect to affiliated companies which do not comply with the law. The amendments allow the relevant governmental authorities to force the sale of first, electricity generation and/or sale assets and second, electricity distribution assets of such affiliated entities. See “Item.4 Information on the Company — Regulatory Matters — Regulation of Russian Electricity Market.”

Some entities in our group, including Southern Kuzbass Power Plant, Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant, Kuzbass Power Sales Company, Mechel Energo, Korshunov Mining Plant, Southern Urals Nickel Plant, Bratsk Ferroalloy Plant, Beloretsk Metallurgical Plant, Izhstal and Urals Stampings Plant, own assets both for electricity generation and/or sale and for electricity distribution.

We believe that the prohibition described above only applies if assets are both owned and directly used by an entity or affiliated entities.

During 2008 and 2009, we leased our electricity distribution assets to an unaffiliated third party, Electronetwork ZAO, which currently uses them to distribute electricity to us and other customers. Our entities are not involved in electricity distribution activity. We believe that by leasing our electricity distribution assets to an unaffiliated third party and not using them for electricity distribution, we are not in violation of the law.

Given that the regulation is new, there is no official guidance or court practice clarifying this matter and our interpretation of the law may not be upheld by Russian courts. We will closely follow further development of administrative and court practice in this area. We will vigorously defend our position, if it is challenged by the authorities, however there is a risk that the court may come to a view that we are in breach of the law and may order us to dispose of our electricity assets. Disposal of these assets may have a material adverse effect on our business and operations.

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

In addition, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve certain transactions and other matters, including, for example, charter amendments, reorganizations, major transactions involving assets in excess of 50% of the assets of the company, acquisition by the company of outstanding shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

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

As of December 31, 2011, approximately 62% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation have been recently affected by interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. Although industry agreements with trade unions for coal and ore mining and smelting industries have been signed in recent years, and we have renegotiated most of our collective bargaining agreements, if in the future we are unable to prolong collective bargaining agreements on similar conditions or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

Approximately half of the Bluestone companies’ workforce is represented by the United Mine Workers of America (“UMWA”) labor union and is covered by the Bituminous Coal Wage Agreement of 2011 which expires at the end of 2016. We are currently in negotiations with the UMWA with respect to one of our operations in West Virginia, the employees of which elected in November 2011 to be also represented by the UMWA. Though we believe the Bluestone companies have a good relationship with the UMWA, there are no assurances that these relations will not deteriorate in the future. Our U.S. employees have the right at any time under the U.S. National Labor Relations Act to form or affiliate with a union and the current presidential administration in the United States has indicated that it will support legislation that may make it easier for employees to unionize. Any further unionization of employees could adversely affect the stability of our U.S. production and negatively impact the financial performance of our U.S. operations. Additionally, due to the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations.

Bluestone companies have liabilities with respect to post-retirement benefits for our U.S. employees, which could be more burdensome if certain factors beyond our control are changed or corrected.

The Bluestone companies we acquired have long-term liabilities with respect to pension obligations and post-retirement welfare benefit plans. The Bluestone companies contribute to multi-employer defined benefit pension plans sponsored by the UMWA. In the event of our partial or complete withdrawal from any multi-employer plan which is underfunded, we would be liable for a proportionate share of such plan’s unfunded vested benefits. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan’s unfunded vested benefits. As of 30 June 2011, the UMWA pension plan’s unfunded liability was $4.3 billion. Furthermore, in September 2011, the UMWA Funds reported to the United States Department of the Treasury, as required under the Pension Protection Act of 2006, that the UMWA pension plan is in “Seriously Endangered Status” for the plan year beginning July 1, 2011 due to funded percentage below 80%. When a pension plan is certified to be in seriously endangered status, federal law requires the plan to adopt a funding improvement plan aimed at restoring the financial health of the plan. The funding improvement plan may include increased contributions to the plan and/or modifications to certain future benefit accruals. Now, it is up to the Bituminous Coal Operators Association (BCOA) and the UMWA to negotiate such an improvement plan. As the signatory companies will be bound to whatever the BCOA and the UMWA negotiate as to an improvement plan, Bluestone’s signatory companies may see a required higher level of contributions in the future.

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

We do not carry the types of insurance coverage customary in more economically developed countries for a business of our size and nature, and a significant adverse event could result in substantial property loss and inability to rebuild in a timely manner or at all.

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

Businesses of our group, or their predecessors-in-interest at different times, have taken a variety of actions relating to the incorporation of entities, share issuances, share disposals and acquisitions, mandatory buy-out offers, acquisition and valuation of property, including land plots, interested party transactions, major transactions, decisions to transfer licenses, meetings of governing bodies, other corporate matters and antimonopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant members of our group or their predecessors-in-interest, could result in the invalidation of such actions, transactions and corporate decisions, restrictions on voting rights or the imposition of other liabilities. As applicable laws of Russia, Ukraine, Kazakhstan and other emerging countries are subject to varying interpretations, we may not be able to defend successfully any challenge brought against such actions, decisions or transactions, and the invalidation of any such actions, transactions and corporate decisions or imposition of any restriction or liability could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Because we are a holding company, our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries. Under Russian law, dividends may be declared and paid only out of net profits calculated under Russian accounting standards and as long as certain conditions have been met, including if the value of the net assets, calculated under Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of the charter capital, the reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares. See “Item 10. Additional Information — Charter and Certain Requirements of Russian Legislation — Description of Capital Stock — Dividends.” Currently, some of our subsidiaries do not meet this criteria and can not approve payment of, or pay dividends. See “— Risks Relating to the Russian Federation — One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.”

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

In addition, given that the depositary is already the record owner of approximately 35% of our common shares under our common ADS and GDS programs and of approximately 18.17% of our preferred shares under our preferred ADS program, and if the preferred shares become entitled to the same voting rights as the common shares, then the following requirements may become applicable to the depositary:

•

Under Russian corporate law, a person that has acquired more than 30%, 50% or 75% of the common shares and voting preferred shares of an open stock company such as Mechel (including, for such purposes, the shares already owned by such person and its affiliates) will, except in certain limited circumstances, be required to make, within 35 days of acquiring such shares, a public tender offer for all other shares of the same class and for securities convertible into such shares (mandatory offer). From the moment of the relevant acquisition until the date the offer is sent to the company, the person making the offer and its affiliates will be able to register for quorum purposes and vote only 30% (or 50% or 75%, as the case may be) of the company’s common shares and voting preferred shares (regardless of the size of their actual holdings). See “Item 10. Additional Information — Charter and Certain Requirements of Russian Legislation — Change in Control — Anti-takeover protection.” Under Russian law, the depositary may be considered the owner of the shares underlying the ADSs, and as such may be subject to the mandatory public tender offer rules. See “— As the depositary may be considered the owner of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.”

•

Under Russian antimonopoly legislation, certain transactions resulting in a shareholder (or a group of persons, as defined by Russian law) holding directly more than 25%, 50% or 75% of the voting capital stock of a company (such as Mechel) or the right to control the company indirectly must be approved in advance by the FAS. See “Item 10. Additional Information — Charter and Certain Requirements of Russian Legislation — Change in Control — Approval of the Russian Federal Antimonopoly Service.” The depositary thus may need such prior approval in the future. The depositary has received general interpretive guidance from the FAS that it need not obtain the approval referred to above in connection with depositary receipt programs such as our ADS programs. If, however, the FAS were to rescind or disregard its above mentioned interpretation, the ADS programs would be subject to a de facto limit of 24.99% of Mechel’s outstanding voting shares, unless the depositary could obtain FAS approval for a higher percentage.

•	Under the Federal Law of the Russian Federation “On the Procedure for Foreign Investment in Companies With Strategic Impact on the National Defense and Security of the Russian Federation”

(the “Strategic Industries Law”) dated April 29, 2008, as amended, the acquisition by a foreign investor, or a group of entities which includes a foreign investor, of (1) 50% or more of the voting capital stock of a company which is considered to be a strategic enterprise as defined by the Strategic Industries Law (a “Strategic Company”) or (2) 25% or more of the voting capital stock of a Strategic Company which is engaged in the geological study, exploration or production of natural resources on plots that are deemed by the Russian government to be subsoil plots of federal importance (a “Strategic Subsoil Company”), must be previously approved by the governmental commission. Some of our subsidiaries are considered Strategic Companies or Strategic Subsoil Companies. See “Item 3. Key Information — Risk Factors — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments.” If the total number of our voting shares held by the depositary (together with any entities within its group) reaches the thresholds described above, the depositary may be required to obtain approval of the governmental commission. The depositary has received general interpretive guidance from the FAS, which is competent to issue such guidance, that it does not need to obtain the approval referred to above in connection with depositary receipt programs such as our ADS programs. If, however, the FAS were to rescind or disregard its above mentioned interpretation, the ADS programs would be subject to a de facto limit on the number of shares, unless the depositary could obtain FAS approval for a higher percentage. See “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law.”

An inability to deposit shares into the ADS programs in exchange for ADSs due to the aforementioned limits or other similar regulations or circumstances may affect the liquidity and the value of your investment in the shares and ADSs.

The Federal law “On the Central Depositary” and the related Federal law introducing amendments to various Russian laws (including securities market laws) (the “Central Depositary Law”), which were signed into law in December 2011, introduce important changes to the existing Russian securities regulation. In particular, shares of Russian companies which are circulating outside of Russia in the form of depositary receipts will have to be held by the depositary at a special, newly introduced, “depo account for depositary programmes” opened by the depositary with a Russian custodian which has a nominee account at the central depositary. The depositary will be obligated to provide certain information regarding persons exercising rights in respect of shares underlying the depositary receipts to the issuer of the relevant shares. Failure to provide the required information can prevent the depositary from voting and receiving dividends in respect of such shares. The new regime with respect to depositary receipts should come into force as of January 1, 2013. At the moment it is not clear how the relevant provisions of the new regime will be implemented and how it will apply to depositary receipts already issued. However, it may impact the rights of ADS holders and, among others, may prevent the exercise of their rights under ADS.

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

ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They can only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the deposit agreements relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps which are involved. For example, the Joint-Stock Companies Law and our charter require us to notify shareholders not less than 30 days prior to the date of any meeting of shareholders and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors via publication of a notice in the Russian official newspaper Rossiyskaya Gazeta. Our common shareholders, as well as our preferred shareholders in cases when they have voting rights, are able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

Furthermore, the new Central Depositary Law and future implementing legislation may further restrict voting rights of ADS holders in certain circumstances. See “— Risks Relating to Our Shares and the Trading Market — The depositary may be required to take certain actions due to Russian law requirements which could adversely impact the liquidity and value of the shares and ADSs.”

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

Under Russian tax legislation, dividends paid to a non-resident holder of shares of a Russian company generally will be subject to a 15% withholding tax. This tax may potentially be reduced to 5% or 10% for U.S. holders of the shares that are legal entities and organizations and to 10% for U.S. holders of the shares that are individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”), provided a number of conditions are satisfied. However, Russian tax rules on the application of double tax treaty benefits to individuals are unclear and there is no certainty that such benefits can be obtained. The Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In a number of clarifications, the Ministry of Finance of the Russian Federation expressed a view that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of double tax treaty provisions applicable to the taxation of dividend income from the underlying shares, provided that the tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard non-treaty rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. ADS holders may apply for a refund of a portion of the tax withheld under an applicable tax treaty, however, this process may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “Item 10. Additional Information — Taxation — Russian Income and Withholding Tax Considerations” for additional information.

Capital gains from the sale of ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains realized by foreign organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, with the exception of shares that are traded on an organized securities market, may be subject to Russian profits tax or withholding income tax if immovable property constitutes more than 50% of our assets. Gains arising from the sale on foreign exchanges (foreign market operators) of securities or derivatives circulated on such exchanges are not considered Russian source income.

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

As of the date of this document, of the 138,756,915 issued preferred shares, 55,502,766 preferred shares are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares are held by James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (collectively, the “Justice persons”) and the public. The Justice persons acquired their preferred shares in connection with the sale of their Bluestone coking coal business located in Beckley, West Virginia to us in May 2009. During 2010 and 2011 the Justice persons disposed some of the preferred shares they held. As of April 20, 2011, immediately after the offering of preferred shares by Justice persons in 2011, they owned 26,044,572 preferred shares. Justice persons may dispose of all or part of the remaining preferred shares they hold through one or more offerings or broker trades in the future. It is also possible that we may decide to offer additional preferred shares and preferred ADSs in the future, including the 55,502,766 preferred shares held by our wholly-owned subsidiary Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us or the Justice persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

The price of our shares and ADSs could be volatile and could drop unexpectedly, making it difficult for investors to resell our shares or ADSs at or above the price paid.

The price at which our shares and ADSs trade is influenced by a large number of factors, some of which are specific to us and our operations and some of which are related to the mining, steel and ferroalloys industries and equity markets in general. As a result of these factors, investors may not be able to resell their shares or ADSs at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of our shares and ADSs:

•	investor perception of us as a company;

•	actual or anticipated fluctuations in our revenues or operating results;

•	announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	sales of blocks of our common shares, common ADSs, preferred shares or preferred ADSs by significant shareholders, including the Justice persons;

•	price and timing of any refinancing of our indebtedness;

•	potential litigation involving us;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in Russian and international capital markets, including those due to events in other emerging markets;

•	the performance of other companies operating in similar industries;

•	regulatory developments in the markets where we operate, especially Russia, Ukraine, Kazakhstan, Bulgaria, Romania and other E.U. countries and the United States;

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

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product, a relatively stable Russian ruble, strong domestic demand, rising real wages and a reduced rates of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the gross domestic product’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government has taken certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. As a result, following a decline by 7.8% in 2009, the Russian gross domestic product grew by 4.3% in 2010 and by 4.3% in 2011, according to Rosstat. However, the full impact of global economic crisis on

Russia is not yet clear, and it is possible that the Russian economy could continue to be impacted in the near future. Further economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

The global economic crisis, social and political instability in some Middle East countries, European sovereign debt crisis and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or antidumping measures by any of its principal export markets.

As many of the factors that affect the Russian and global economies affect our business and the business of many of our domestic and international customers, our business could be materially adversely affected by a prolonged downturn affecting the Russian or global economy. In addition to reduced demand for our products, we may experience increases in overdue accounts receivable from our customers, some of whom may face liquidity problems and potential bankruptcy. Our suppliers may raise their prices, eliminate or reduce trade financing or reduce their output. A decline in product demand, a decrease in collectibility of accounts receivable or substantial changes in the terms of our suppliers’ pricing policies or financing terms, or the potential bankruptcy of our customers or contract counterparties may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the net assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 2(d) to our consolidated financial statements.

Political and social risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, recent protests against falsification of results of 2011 and 2012 parliamentary and presidential elections and the government in general, as well as to demands for autonomy from particular regional and ethnic groups.

Massive popular protests, failure by the government to continue and effectively implement political and economic reforms, changes in the government, conflicts between federal government and regional or local authorities, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to social, political or governmental instability or the occurrence of conflicts among powerful economic groups, resulting in an adverse impact on Russia’s economy and investment climate, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Corruption and negative publicity could negatively impact our business and the value of our shares and ADSs.

The local press and international press have reported high levels of corruption in Russia, including unlawful demands by government officials and the bribery of government officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, there are reports of the Russian media publishing disparaging articles in return for payment. If we, our managers or counterparties are accused of involvement in government corruption, the resulting negative publicity could disrupt our ability to conduct our business and impair our relationships with customers, suppliers and other parties, which could have a material adverse effect on our business, financial condition and results of operations and the value of our shares and ADSs.

Shortage of skilled Russian labor could materially adversely affect our business, financial condition, results of operations and prospects.

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. In 2011, Rosstat estimated Russia’s population at 143 million, a decline of 5.5 million from 1992. An increase in migration and a reduction in the natural decline of the population recently resulted in a slowdown in the population decrease followed even by some temporary population growth. However, the birth rate remains relatively low, which together with the aging and high mortality of the population are the main problems of Russia’s demographic development. Russia’s working age population is estimated to decline by 10-20 million by 2025. If the present trend continues without a migration inflow to Russia, the decreasing working population will become a barrier to economic growth around 2015, according to the National Human Development Report for the Russian Federation produced by the United Nations Development Program in 2008. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Russia is still developing the legal framework required to support a market economy. The following weaknesses relating to the Russian legal system create an uncertain investment climate and result in risks with respect to our legal and business decisions:

•	inconsistencies between and among the Constitution, federal law, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	conflicting local, regional and federal rules and regulations;

•	rapid enactment of many laws and regulations resulting in their ambiguities and inconsistencies;

•	the lack of fully developed corporate and securities laws;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•	the relative inexperience of judges in interpreting legislation and contradictory judicial interpretations of the law;

•	the lack of full independence of the judicial system from commercial, political and nationalistic influences;

•	difficulty in enforcing court orders;

•	a high degree of discretion or arbitrariness on the part of governmental authorities; and

•	still-developing bankruptcy procedures that are subject to abuse.

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntarily liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Many Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have following subsidiaries with negative net assets: Mechel-Garant, IzhevskSotsSfera, UralSotsSfera, CenterSotsSfera, Mechel Steel, Port Kambarka, VtorResource-Yuzhny, Thermal Grid Company of Southern Kuzbass, Tikhvin Ferroalloy Plant, Management Metallurgical Equipment Repair, Mechel Mining Management, Shakhtspetsstroy, Sky-Extra, Mechel-Remservice, SotsResource, Nytva-Energo and Trans-Auto.

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

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a general shareholders’ meeting. Thus, controlling shareholders owning less than 75% of the outstanding shares of a company may hold 75% or more of the voting power if enough minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a general shareholders’ meeting, they are in a position to approve amendments to a company’s charter, reorganizations, significant sales of assets and other major transactions, which could be prejudicial to the interests of minority shareholders. See “— Risks Relating to Our Business and Industry — The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters.”

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

•	the amendment of the company’s charter or approval of a new version of the company’s charter that limits shareholder rights.

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

Ownership of Russian joint-stock company shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no single central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders, by licensed registrars located throughout Russia. Regulations have been adopted regarding the licensing conditions for such registrars, as well as the procedures to be followed by both companies maintaining their own registers and licensed registrars when performing the functions of registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company’s shares could be improperly or inaccurately recorded, and share registration could be lost through fraud, negligence or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Furthermore, the depositary, under the terms of the deposit agreements governing record keeping and custody of our ADSs, is not liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See “Item 10. Additional Information — Description of Capital Stock — Registration and transfer of shares.”

Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Generally, Russian companies are subject to numerous taxes. These taxes include, among others:

•	a profits tax;

•	a value-added tax (“VAT”);

•	a minerals extraction tax; and

•	property and land taxes.

Laws related to these taxes have been in force for a short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, as amended (the “Russian Tax Code”), which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as the corporate profits tax, VAT and property tax with new chapters of the Russian Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Contradictory interpretations of tax regulations exist within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations and documentation such as customs declarations, are subject to review and investigation by relevant authorities, which may impose severe fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to re-audit taxpayers which were audited by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. As a result of the fact that none of the relevant terms are defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” a tax audit and ultimately seek back taxes and penalties beyond the three year term. In some instances, new tax regulations have been given retroactive effect.

In May 2009, the Russian President proposed legislative changes in his Budget Message regarding the Budget Policy for 2010-2012 to reform the anti-avoidance mechanism of double tax treaties. A law envisaging the introduction of the concept of an “actual recipient of income” to the Tax Code was drafted in late 2009. Although the draft law neither uses the term “beneficial owner” nor defines the term “actual recipient of income” (which is used in Russian official versions of all double taxation treaties), it is likely that the intent of the proposed amendments is to introduce a concept of beneficial ownership in the domestic tax legislation, and to combat the abuse of double taxation treaties where the beneficiaries of income reside in jurisdictions that do not have double taxation treaties with Russia. Furthermore, in May 2010, the Russian government also proposed in its “Main Directions of Russian Tax Policy for 2011-2013” legislative changes to the anti-avoidance mechanism with respect to double tax treaties, as well as creating tax incentives to move organizations from offshore to Russia. The above-mentioned draft law, if enacted in its current form, would add to the existing uncertainty and instability in the application of double tax treaties in Russia. It is currently uncertain if and when the draft law may be introduced. In fact, there has been no progress with this legislation since late 2009. It is also unclear how, if adopted, it will be interpreted and applied by the tax authorities and/or courts in practice and what effect it may have on taxpayers, including us.

Moreover, on November 16, 2011, the Russian President signed the Law on Amendment of Part One and Part Two of the Tax Code of the Russian Federation in Connection with the Formation of a Combined Taxpayer Group. The main provisions of the law came into force on January 1, 2012. The law provides for formation of a combined taxpayer group for the purposes of profit tax calculation and payment on the basis of the combined business performance of the members of such group. However, the law sets forth a number of requirements for the formation of a combined taxpayer group. Currently, we do not plan on forming a combined taxpayer group for our companies in 2012. Therefore, as in the past, each of our Russian subsidiaries pays its own Russian taxes and does not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 0% or 9% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules) if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties) if being distributed to foreign companies. Dividends from foreign companies to Russian companies are subject to a tax of 9%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized by the tax agent if taxes were withheld by the tax agent under foreign tax law or an international tax agreement.

In addition, application of current Russian thin capitalization rules and the developing negative court practice on such disputes, including at the level of the Presidium of the Supreme Arbitration Court of the Russian Federation, may affect our ability to pay interest on loans in full. In particular, taking into account the requirements of Russian law and negative court practice on thin capitalization, it is practicable to withhold as a dividend tax a part of the interest on borrowings of our subsidiaries which are either received from Mechel or received from independent banks and guaranteed by Mechel. In addition, part of interest on these borrowings may not be treated as expenses for tax purposes under certain conditions provided by thin capitalization rules.

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

Russian transfer pricing rules, effective since 1999, gave Russian tax authorities the right to control prices for transactions between affiliated entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations if the transaction price deviates by more than 20% from the market price. Special transfer pricing rules apply to operations with securities and derivative instruments. The Russian transfer pricing rules are vaguely drafted, and are subject to different interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities have challenged in the past and may continue to challenge our prices and make adjustments which could result in significant additional liabilities. For example, as a result of a tax audit in 2009 for the period from 2005 to 2007, Korshunov Mining Plant was subject to an additional tax assessment related to transfer pricing and related fines and penalties in the total amount of 73.3 million rubles for the year 2005. Korshunov Mining Plant contested these claims up to the Supreme Arbitrazh Court but the court rejected our appeals. In June 2011, the tax authorities completed their audit for the period from 2008 to 2009. They found similar violations and issued an additional tax assessment and related fines and penalties in the total amount of 120.5 million rubles. Korshunov Mining Plant is currently contesting these tax assessments. See “Item 8. Financial Information — Litigation — Tax.” Under Russian law, tax authorities may audit a company for violations of transfer pricing rules over the last three calendar years preceding the year of the audit. See also “— Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.”

In July 2011, Russian transfer pricing legislation was substantially amended. The new rules entered into force on January 1, 2012. The new rules require taxpayers to notify the tax authorities on controlled transactions that are performed in a given calendar year, beginning January 1, 2012. Controlled transactions mean any transactions between related parties both domestic and cross-border as well as certain transactions between unrelated parties. The tax legislation eliminated the existing 20% safe harbor for price deviations. The rules also introduce specific documentation requirements for proving market prices. We cannot predict now what effect the new transfer pricing rules will have on our business. If the tax authorities impose significant additional tax assessments as a result of transfer pricing adjustments and we are unable to successfully challenge them in court, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

As our subsidiary Southern Urals Nickel Plant carries out exploration and production on land plots with nickel and cobalt ore deposits which are included in the official list of subsoil plots of federal importance first published on March 5, 2009 in the Russian official newspaper Rossiyskaya Gazeta and as amended on August 13, 2010 (the “Strategic Subsoil List”), it qualifies as a Strategic Company and is subject to special regulation. Our subsidiaries Port Posiet, Port Kambarka and Port Temryuk are included in the register of natural monopolies, and therefore are also Strategic Companies.

According to the Strategic Industries Law, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be strategic activity. Our subsidiary Urals Stampings Plant has been found by the FAS to hold a dominant position in the market of carbonic, alloyed and heat-resistant alloyed stampings. Such products are of a type generally used in the production of weapons and military equipment. Therefore, Urals Stampings Plant may also qualify as a Strategic Company. Furthermore, entities producing and distributing industrial explosives are also deemed to be Strategic Companies. Thus, our subsidiaries Yakutugol, Vzryvprom and Korshunov Mining Plant also qualify as Strategic Companies, as they both hold licenses to produce industrial explosives and licenses to distribute industrial explosives.

Therefore, any transfer, directly or indirectly, to a foreign investor or its group of entities (except for the transfer to a foreign investor controlled by the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have dual nationality) of a stake, or certain rights, in Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant and, possibly, Urals Stampings Plant, which, according to the Strategic Industries Law, is deemed to transfer control, as described in “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law,” will be subject to prior approval from the state authorities. Likewise, a sale to a foreign investor or its group of entities of a stake in Mechel which provides control (as defined in the Strategic Industries Law) over Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant and, potentially, Urals Stampings Plant, will also be subject to prior approval in accordance with the Strategic Industries Law.

Additionally, in case a foreign investor or its group of entities which is a holder of securities of Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant and, potentially, Urals Stampings Plant, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to the allocation of voting shares as a result of certain corporate procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, or holders of preferred shares becoming entitled to vote at a general shareholders meeting in cases provided under Russian law), such shareholders will have to apply for approval within three months after they acquired such control.

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

We currently have five steel mills in Romania, a wire products plant in Lithuania, a power plant in Bulgaria, a steel mill in Ukraine and two mining projects in Kazakhstan. We may acquire additional operations in countries of the former Soviet Union, former Soviet-bloc countries in Eastern and Central Europe or elsewhere. As with Russia, those countries are emerging markets subject to greater political, economic, social, tax and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in “— Economic risks,” “— Political and social risks” and “— Legal risks and uncertainties.”

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

On June 11, 2009, the EPA, Corps, and other U.S. agencies with control over this permitting program issued a Memorandum of Understanding (“MOU”) that identified several steps that will be taken as to pending and future 404 permit applications, in order to implement an “Enhanced Coordinated Review Process” for the purpose of significantly reducing the harmful environmental consequences of Appalachian surface coal mining operations. The EPA followed up on the MOU by releasing its Financial Guidance on Improving EPA Review of Appalachian Surface Coal Mining Operations under the Clean Water Act, National Environmental Policy Act, and the Environmental Executive Justice Order on July 21, 2011. EPA’s final guidance replaced interim guidance released on April 1, 2010. Since release of the MOU and the other guidance documents, few 404 Permits have been issued, and each of those permits that were issued included modifications to the proposed mining plan and additional environmental monitoring provisions that require adaptive management and revisions to mine plans should certain indicia of harm to the aquatic system be observed. Companies with 404 Permit applications that have been pending for a year or longer are currently required to engage in meetings with Corps and EPA staff before those applications are submitted for further processing, and the timeline for issuance of such permits is uncertain. It is also widely expected that some of those permit applications will be denied, or that EPA will exercise its Clean Water Act veto authority over some 404 Permits that are issued by the Corps. For example, in January 2011, the EPA for the first time exercised its veto power by rescinding a federal Clean Water Act permit held by another coal mining company for a surface mine in Appalachia.

In addition, partly in response to regulatory turmoil created by EPA’s involvement in the U.S. Clean Water Act 404 and NPDES permitting programs, in August 2010, the West Virginia Department of Environmental Protection (“WVDEP”) issued its “Permitting Guidance for Surface Coal Mining Operations to Protect West Virginia’s Narrative Water Quality Standards” (“WVDEP Narrative WQS Implementation Guidance”). The basic narrative water quality standard that this Guidance seeks to implement requires that no significant adverse impact to the chemical, physical, hydrologic, or biological components of aquatic ecosystems shall be allowed. The WVDEP Narrative WQS Implementation Guidance sets forth detailed, lengthy procedures for determining whether a proposed NPDES discharge has a “reasonable potential” to cause a violation of this narrative standard, and if so, the permit conditions that should be imposed to assure that no such violations occur. The interpretation and application of this guidance in the future may, in turn, be affected by the EPA’s activities mentioned above.

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

Our U.S. mines depend on a single railroad carrier, Norfolk Southern. We also have the ability to export coal through the port of New Orleans on the Gulf of Mexico by trucking coal to a river terminal followed by barging via the Mississippi River.

Disruptions to railway transport caused by weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers. For example, the snowfall in the winter of 2009-2010, which was the heaviest in the last decade, caused delays in our supplies of coal to customers. Furthermore, improvement works carried on at the Norfolk and Southern Hartland Corridor Tunnel caused delays in railcar deliveries to our mines for up to four days. In addition, after Norfolk Southern made certain cuts in equipment and personnel during the economic slowdown in 2009, it is currently facing difficulties in building up its transportation capacity to meet the increasing demand for railcars.

Similar risks exist in the logistical chain to New Orleans. The 2011 record-breaking flooding of the Mississippi River and its tributaries caused weeks of delay resulting in force majeure conditions. Although we did not miss any shipments, our customers have had to reschedule vessels affecting delivery timelines and inventory levels. In addition, we face labor and fuel cost issues which can adversely affect the truck-haul element of this logistical chain. Transportation providers may face increased regulation or other difficulties in the future that may impair our ability to supply coal to our customers at a competitive cost. If there are disruptions of the transportation services and we are unable to make alternative arrangements to ship our coal, the financial performance of our U.S. coal mining operations could be materially adversely affected.

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

Like other mining businesses in the United States, our Bluestone companies are subject to a wide range of rules and regulations, including those governing water discharges, air emissions, the management, treatment, storage, disposal and transportation of hazardous materials and waste, protection of plants, wildlife and other natural resources, worker health and safety, reclamation and restoration of properties after mining activities cease, surface subsidence from underground mining, blasting operations, noise, the effects of mining on surface water and groundwater quality and availability, and reporting and recordkeeping. Violations of these requirements can result in fines, penalties, required facility upgrades or operational changes, suspension or revocation of permits and, in severe cases, temporary or permanent shut-down of our mines. We incur substantial costs in order to comply with governmental regulations that apply to our operations in the United States.

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

Liability under such laws can be strict, joint, several and retroactive. Accordingly, we could theoretically incur material liability (whether as a result of government enforcement, private contribution claims or private personal injury or property damage claims) for known or unknown liabilities at (or caused by migrations from or hazardous waste shipped from) any of our current or former facilities or properties, including those owned or operated by our predecessors or third parties or at third-party disposal sites. In addition, lawsuits by employees, customers, suppliers and other private parties may be costly to defend and could lead to judgments for damages.

Currently, six of the 45 U.S. National Pollutant Discharge Elimination System (NPDES) permits for our Bluestone operations are pending renewal with the U.S. Environmental Protection Agency. These permits have been administratively extended for a period of six months and currently Bluestone is not prevented from mining coal. However, should these permits remain unrenewed after the six-month period expires in 2011, there is a significant risk that such permits will be withdrawn and production at some of the Bluestone operations may be suspended for an indefinite period of time.

Changes in U.S. regulations and the passage of new legislation in the United States could materially adversely affect the Bluestone companies’ operations, increase our costs or limit our ability to produce and sell coal in the United States.

New legislation, regulations and rules adopted or implemented in the future (or changes in interpretations of existing laws and regulations) may materially adversely affect our U.S. operations. Some U.S. commentators expect that the current U.S. administration could implement policies or sponsor legislation that will make the production and/or consumption of coal in the United States more expensive and create additional regulatory burdens, and it remains unclear whether this will affect the business and prospects of the Bluestone companies. In particular, future regulation of greenhouse gases in the United States could occur pursuant to future treaty obligations, statutory or regulatory changes under the U.S. Clean Air Act, federal or state adoption of a greenhouse gas regulatory scheme, or otherwise. In May 2010, the EPA finalized its Greenhouse Gas Tailoring Rule establishing criteria that define when permits under the New Source Review Prevention of Significant Deterioration and Title V operating permit programs are required for new and existing industrial facilities. This final rule “tailors” the requirements of the Clean Air Act permitting programs to phase in various greenhouse gas related requirements over time. The EPA has also announced plans to establish greenhouse gas standards under the Clean Air Act for fossil fuel fired power plants. In addition, we are required to report to the EPA our annual greenhouse gas emissions from certain of our operations. Many states and regions have undertaken greenhouse gas initiatives, including cap-and-trade programs.

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

Furthermore, surface and underground mining are subject to increasing regulation, including pursuant to the federal MINER Act, blast survey and monitoring restrictions, and requirements by the Corps and the U.S. Department of Interior’s Office of Surface Mining, which may require us to incur additional costs. Recent underground mining accidents in the United States, culminating in a mine explosion in West Virginia that killed 29 miners in April 2010, have resulted in calls by government officials for the U.S. Mine Safety and Health Administration to intensify its oversight and enforcement of mine safety, and to impose increasingly punitive measures against mining companies that violate mine safety laws, including, where necessary, closure of hazardous mines. For example, federal and West Virginia authorities have generally been conducting enhanced inspections of coal mines for various safety concerns. Increased oversight, enforcement and regulation of mine safety could cause us to incur increased compliance costs, some of which could be material.

We must obtain, maintain and comply with numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain, renew or comply with necessary permits and approvals could negatively impact our business.

Numerous governmental permits and approvals are required for our U.S. coal mining operations and obtaining these permits can take a substantial amount of time. For example, it typically takes up to 18 months to obtain all required permits for new underground operations and up to four years for new surface mine operations. Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than existing permits. In addition, violations of our permits may occur from time to time, permits we need may not be issued or, if issued, may not be issued in a timely fashion.

We may be subject to significant mine reclamation and closure obligations with respect to our U.S. coal mining operations.

The U.S. Surface Mining Control and Reclamation Act (“SMCRA”) and counterpart state rules establish operational, reclamation and closure standards for all aspects of surface mining in the United States, as well as many aspects of underground mining. Our estimated reclamation and mine closure obligations could change significantly if actual amounts (which are dependent on a number of variables, including estimated future retirement costs, estimated proven reserves and assumptions involving profit margins, inflation rates and interest rates) differ significantly from our assumptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

For example, in order to meet the Clean Air Act limits on sulfur dioxide emissions from power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to other fuels. Furthermore, some of EPA’s initiatives to reduce sulfur dioxide, nitrous oxide and mercury emissions have been the subject of litigation in recent years, and there is continued uncertainty over lawsuits by environmental groups and other public resistance during the initial permitting process for new coal-fired power plants, which has had a chilling effect on the construction of such plants. This increasing focus on power plant emissions could adversely impact the demand for coal.

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

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of $12.5 billion in 2011, of $9.7 billion in 2010 and $5.8 billion in 2009, with operations organized into four industrial segments: mining, steel, ferroalloys and power, each of which has a managing company set up to perform the functions of respective executive management bodies of the companies within the segment, as described below.

Our group includes a number of logistical and marketing companies that help us to deliver and market our mining products, manufactured steel goods and ferroalloys products. We have freight seaports in Russia on the Sea of Japan (Port Posiet) and on the Sea of Azov (Port Temryuk) and a freight river port on the Kama River, a tributary of the Volga River in central Russia (Port Kambarka). We have a freight railcar and locomotives pool, and, in December 2011, we finished laying track for the rail line to our Elga coal deposit in the Sakha Republic, providing it with rail access. Since 2009, we started to build up our own truck fleet in Russia, Romania, Turkey and Germany.

We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with 70 regional offices as of December 31, 2011.

Mechel OAO is an open joint-stock company incorporated under the laws of the Russian Federation. From the date of our incorporation on March 19, 2003 until July 19, 2005, our corporate name was Mechel Steel Group OAO. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under main state registration number (OGRN) 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street, 1, Moscow 125993, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed C T Corporation System, located at 111 Eighth Avenue, New York, New York 10011, as our agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, ADSs or the ADS deposit agreements.

Mining Segment

Our mining segment produces metallurgical and steam coal, as well as iron ore, coke and limestone.

The segment primarily consists of our coal, iron ore and coke production facilities in Russia and the U.S. It also includes limestone operations and certain transportation and logistics facilities and engineering operations.

Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky basin, near Mezhdurechensk in Western Siberia. These mines include four open pit mines and three underground mines. Another our subsidiary, Yakutugol, operates coal mines located in the Sakha Republic in Eastern Siberia, consisting of three open pit mines and one underground mine. Yakutugol also holds the licenses for the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit. Our Bluestone subsidiaries operate three mining complexes in West Virginia, United States, consisting of open pit and underground mines. Our mining segment also provides coal washing services, both internally and to third parties.

Korshunov Mining Plant operates three open pit iron ore mines and a concentrating plant located near Zheleznogorsk-Ilimsky, a town in the Irkutsk region in Eastern Siberia.

The mining segment also produces significant amounts of coke, both for use of our other subsidiaries in the steel segment and for sales to third parties. We have the flexibility to supply our own steel mills with our mining products or to sell such mining products to third parties, depending on price differentials between local suppliers and foreign and domestic customers.

In April 2008, we established Mechel Mining, a wholly-owned subsidiary, in which we consolidated coal, iron ore and coke assets of our mining segment (Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Bluestone, Moscow Coke and Gas Plant and Mechel Coke and certain other companies).

Mechel Mining Management, a wholly-owned subsidiary of Mechel Mining, acts as the sole executive body of our coal and iron ore mining companies and coke producers.

Steel Segment

Our steel segment produces and sells semi-finished steel products, carbon and specialty long products, carbon and stainless flat products and value-added downstream metal products including wire products, stampings and forgings.

Our steel production facilities in Russia include one integrated steel mill, one steel-making mill, a wire products plant and forging and stamping mills in the southern Ural Mountains, a wire products plant in northwestern Russia near the border with Finland. Outside of Russia, our steel facilities are in the E.U., including a wire products plant in Lithuania and five steel mills in Romania. In August 2011, we acquired 100% of Invicta Merchant Bar Ltd., a steel plant located in Queenborough, the United Kingdom. In December 2011, we acquired 100% of the shares in Donetsk Electrometallurgical Plant, a steel plant located in Donetsk, Ukraine.

Mechel-Steel Management as a wholly-owned subsidiary of Mechel acts as the sole executive body of our main subsidiaries in the steel segment.

Our steel segment also includes our distribution network in Russia and abroad, which consists of Mechel Service Global, and its subsidiaries in Russia, Europe, Kazakhstan and Turkey.

Ferroalloys Segment

Our ferroalloys segment produces and sells low-ferrous ferronickel, ferrochrome and ferrosilicon. We have owned the Southern Urals Nickel Plant (a nickel mining and production operation) since 2001. We acquired

Bratsk Ferroalloy Plant (a ferrosilicon producer) in 2007. In April 2008, we acquired a 99.3% stake in Oriel Resources and subsequently increased our stake to 100%. The assets acquired with Oriel Resources included Tikhvin Ferroalloy Plant, a ferrochrome producer located near St. Petersburg, as well as the Voskhod chrome and Shevchenko nickel projects in Kazakhstan. The acquisition of Oriel Resources was a key milestone in the development of our ferroalloys segment. The activities of this segment are aimed at increasing the efficiency of our steel segment by supplying raw materials (ferroalloys) to the steel segment for specialty and stainless steel production.

In October 2008, we completed the consolidation of our ferroalloys assets in Oriel Resources. Oriel Resources now owns a 100% interest in Bratsk Ferroalloy Plant, an 84.06% interest in Southern Urals Nickel Plant, and holds through its subsidiary a 100% interest in Tikhvin Ferroalloy Plant and licenses for the Voskhod chrome and the Shevchenko nickel deposits in Kazakhstan. Southern Urals Nickel Plant produces nickel in Orsk in the Orenburg region, in the southern part of Russia’s Ural Mountains, and operates two open pit nickel ore mines, Sakhara and Buruktal. Mechel Ferroalloys Management acts as the sole executive body of the companies in our ferroalloys segment.

Power Segment

The power segment was formed in April 2007, when we acquired a controlling interest in Southern Kuzbass Power Plant, located in Kaltan, in the Kemerovo region, and it sells electricity and capacity to the wholesale market, as well as supplies electricity within our group. In June 2007, we acquired a controlling interest in Kuzbass Power Sales Company, the largest power distribution company in the Kemerovo region. In December 2007, we purchased a 49% stake in Toplofikatsia Rousse, a power plant located in Rousse, Bulgaria, which uses steam coal mined by our Southern Kuzbass Coal Company and we increased our stake in Toplofikatsia Rousse to 100% in December 2010. Our power segment enables us to market higher value-added products made from our steam coal, such as electricity and heat energy, and increase the electric power self-sufficiency of our mining and steel segments. Mechel Energo acts as the sole executive body of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in our power segment.

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are a leading coking coal producer and international coking coal exporter by volume in Russia.

According to AME Mineral Economics (Hong Kong) Ltd. (“AME”), we were the ninth largest metallurgical coal exporter in the world in 2011.

In 2011, we were the largest coking coal producer in Russia with a 20.2% market share in the coking coal market in Russia by production volume, according to the Central Dispatching Department of Fuel and Energy Complex (“Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. We were also Russia’s largest hard-coking coal producer with a 52.1% market share in 2011, according to the Central Dispatching Department. In 2011, our export sales of coking coal were the largest by volume among Russian companies, according to RasMin OOO (“RasMin”), a private information and research company focusing on the coal-mining industry.

We have a large coking coal reserves base in Russia and a full-range offering of high-quality coal for blast furnace steel producers.

Our total coal reserves, accounted as per the SEC Industry Guide 7, amounted to 3,252.9 million tonnes as of December 31, 2011.

Our coal reserves allow us to supply steel producers and coke makers globally with a full range of coal grades to make quality metallurgical coke or to use in PCI-assisted and sintering-assisted steel manufacturing. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal concentrates, as well as PCI and anthracite (fine and sized) grades of coal. Most of the coking coal grades of Southern Kuzbass Coal Company are sold in Russia, while PCI and anthracite grades of coal are exported. Yakutugol produces low volatile hard coking coal concentrate grade used by customers both in Ukraine and in the Asia-Pacific region, while our Bluestone coal assets produce low, medium and high-volatile hard coking coal concentrate grades used predominantly by customers in the United States, Europe, Asia-Pacific region and South America. The ability to serve our customers throughout the world with a broad range of metallurgical coal grades gives us a competitive advantage in winning new sales markets and establishing long-term relationship with the customers.

By volume we are Russia’s second largest producer of specialty steel and long steel products and Russia’s largest producer of wire products.

According to Metal Expert, a source for global and steel and raw materials market news and analytics, in 2011, we were Russia’s second largest producer of long steel products (excluding square billets) by production volume, second largest producer of reinforcement bars (rebar), largest producer of wire rod and largest producer of wire products. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia over the last 10 years. Our share of Russia’s total production volume of rebar in 2011 was approximately 24.2%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s second largest producer of specialty steel by production volume, accounting for 27.8% of Russia’s total specialty steel output in 2011. Our product range in specialty steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Prommetiz, we are Russia’s largest producer of wire products by production volume, accounting for 38.9% of Russia’s total wire products output in 2011. Our product range in wire products is broader than other Russian producers and allows to cover all needs of customers, giving us an added advantage in our markets.

High degree of vertical integration

Our steel segment is able to source almost all its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coking coal, iron ore and ferroalloys give us significant advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. We are capable of being fully self-sufficient with respect to coke, 93% self-sufficient with respect to ferroalloys (FeSi, FeNi, FeCr) and 30% self-sufficient with respect to iron ore concentrate. Steam coal is not used in steel production. We believe that the level of our self-sufficiency in raw materials gives our steel business a significant competitive advantage.

In 2011, we internally sourced 89% of the nickel, 100% of the ferrosilicon and 85% of the ferrochrome requirements of our steel segment. In 2011, we satisfied approximately 21% of our electricity needs internally.

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

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, allows us easy access to the Asia-Pacific seaborne markets and provides a delivery terminal for the coal mined by our subsidiary Yakutugol in Yakutia. We are in the process of upgrading Port Posiet, which upon completion in 2013 will enable us to expand the cargo-handling capacity of the port up to 9.0 million tonnes per year and to accommodate Panamax ships, which will increase its attractiveness and utility as an export port for large volumes of coal. Port Kambarka, on the Kama River in the Udmurt Republic (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, and is connected by canal to the Don River and the Baltic Sea. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the fast-growing economies of the Black Sea basin and beyond. We are also developing a specialized coal transshipment terminal at Port Vanino in the Russian Far East, which is expected to reach an annual capacity of up to 25.0 million tonnes by 2020.

As of December 31, 2011, our subsidiary Mecheltrans owned and leased 8,556 rail freight cars that we use to ship our products. On June 23, 2008, pursuant to the terms of our license to mine the Elga coal deposit we began construction of a private rail line, which we will own and control subject to applicable regulation. In December 2011, we finished laying track for the rail line in accordance with the terms of the license. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal currently produced at the Elga deposit. The rail line connects the Elga coal deposit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with our subsoil license requirements and coal production plans. We anticipate that the Elga rail line will not only provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the transport route for coal, iron ore and other raw materials mined in adjacent deposits.

In 2009, Mechel Service, a Russian subsidiary of Mechel Service Global, started to form its own truck fleet for metal products delivery to our clients. As a result of acquisition of 16 new trucks in 2011, the number of its own trucks in Russia increased to 26 units by the end of 2011. In 2011, we also acquired new trucks for our offices in Romania and Turkey and continued to renew our truck fleet in Germany. As of December 31, 2011, the truck fleet of Mechel Service Global and its subsidiaries amounted to 107 units.

One of the lowest-cost metallurgical coal producers

According to AME, our Russian metallurgical coal operations are in the first and second quartiles of the global cash cost curve. Approximately 76.1% of our coking coal production is mined from open pit mines, which we believe is one of the highest rates among our major Russian competitors. Open pit mining is generally considered safer, cheaper and faster than the underground method of coal mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining operations.

Strategically positioned to supply key growth markets

Our mining and logistical assets are well-positioned to expand sales to both Atlantic and Asia-Pacific seaborne markets.

Eastern Siberian coal mines of Yakutugol and its Elga coal deposit, which are part of our mining segment, are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol is located within the shortest distance among Russian coking coal producers to Port Posiet in the Russian Far East. We view the proximity of these mining and logistical assets to key fast-growing economies as a key competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we are better positioned than many of our international competitors to secure future production growth.

Our coal-mining operations carried out through the Bluestone companies are situated in West Virginia, just 400 miles from the deep-water port in Norfolk, Virginia and in relative proximity to Baltimore and New Orleans. Historically the Bluestone companies’ key markets have been in North America, and in the last two years, they have expanded their sales to Asia and Europe. In 2010, we further expanded the geography of the Bluestone companies’ sales by using our existing international distribution channels to Asia. Due to certain restrictions under the Clean Water Act regulation, we plan to maintain current production volumes and to focus on cost control. For more information on the Clean Water Act see “— U.S. Environmental, Health, Safety and Related Regulation.”

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in all our key specialty steel and rolled long product lines. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in Russia west of the Urals where Russia’s construction industry is most active. The construction industry was a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of construction rebar in 2011 was approximately 24.2%.

Established distribution and sales platform

Our Mechel Service Global distribution platform in Russia has 96 storage sites in 70 cities throughout Russia to serve a broad range of end customers. More than twenty of these facilities provide a number of value added services to our customers including bending and cutting of rebars, cutting and uncoiling of steel ropes, production of wire mesh, and cutting of sheet steel. Retail sites with a set of service equipment for simple processing of rolled metal products have been organized in 19 offices, which allows us to improve service quality for small companies and individuals, as well as to obtain additional margins. In 2012, we plan to continue developing these directions. In Europe, we actively develop sales of metal products through Mechel Service Global’s subsidiaries in eleven European countries. Two of these subsidiaries provide services for deep processing of rolled metal products including mechanic, gas, plasma, laser and water cutting, and welding, bending, and the production of welded mesh and frames. In 2011, we have launched new centers for processing of high-quality rolled steel products in France, Italy and Belgium. Currently, we have in total 174 storage sites and service centers in Russia, Europe, Kazakhstan and Turkey servicing more than 25,000 customers.

Our direct access to end customers through the provision of value-added services allow us to obtain real-time market intelligence, improve production planning at our steel facilities, sell more high-margin, value-added products by addressing specific customer needs and further diversify our customer base.

Mechel Service Global sales accounted for 46.1% of our steel segment sales and 26.3% of our total sales in 2011. More than 92% of Mechel Service Global sales was sold domestically. Sales to companies within our group accounted for 4.3% of the total sales of Mechel Service Global (including intra-group sales) in 2011.

We also have a non-retail sales and distribution network represented by our Swiss subsidiaries Mechel Trading and Mechel Carbon with offices in five countries and agents in four additional countries. In September 2011, Mechel Carbon and Somani Group set up a joint venture in India. This network facilitated sales constituting 34.3% of our total sales in 2011, reducing our reliance on the Russian market in the event that it experiences another downturn.

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

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses. Mr. Zyuzin, one of the founders of our group and our controlling shareholder, is our Chairman. Mr. Zuyzin has led our successful transformation from a small coal trading operation to a large integrated metals and mining group. Mr. Zyuzin has over 25 years of experience in the coal mining industry and has a doctorate in coal mining technical sciences. Our divisional management also has long-tenured experience in the mining and metals industry. See “— Directors and Executive Officers.”

Business Strategy

Our goal is to become one of the largest mining and metals companies globally. The key elements of our strategy include the following:

Continue to grow the value of our business on the basis of a vertically integrated holding with our mining and steel divisions forming the backbone of our business model

We intend to maintain the flexibility to source our inputs internally as circumstances require.

Our coking coal and iron ore production form a solid platform for our steel business and provide a significant portion of the raw materials supply for our pig iron production. The Bluestone acquisition enlarged our coking coal portfolio, adding high-quality hard coking coal with low ash content. This allows us more flexibility to not only serve our coking coal customers, but also to use these grades internally in our coke production. In addition, our ferroalloys segment has the capacity to fully cover our steel productions’ ferrosilicon, ferrochrome and ferronickel needs, in particular in manufacturing of stainless and specialty steel products, where we have a competitive advantage in our key sales markets. Steam coal produced in our mining operations can be used to feed our power generating business, which we operate not only as a diversification measure and a way to market another value-added product made from our coal, but also as a way to have more control over our energy efficiency and hedge against increases in the price of the electricity. However, even as we expand and develop our internal sourcing capability, we intend to adhere to our longstanding approach of purchasing inputs from third-party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group.

We plan to expand our logistics capabilities.

We intend to selectively expand our logistics capabilities. We plan to expand our own fleet of railcars, balancing transportation security and cost efficiencies. We plan to improve logistics in Europe through the establishment of the company Mecheltrans Global, which will carry out transportation of Mechel’s cargos via motor and rail transport, as well as work out optimal logistic schemes of cargo delivery. Development of our two sea ports, Port Posiet and Port Temryuk, will be a key for uninterrupted shipments of our coal and steel products to our main markets, predominantly sales of coal products to our customers in South-East Asia. In order to cater for growing production of export-oriented coal in our mining segment, we contemplate construction of a specialized coal transshipment terminal at Port Vanino in the Russian Far East.

We will leverage synergies among our core businesses.

In addition to synergies derived from our status as an integrated group, we believe that additional cost savings and opportunities will arise as we benefit from economies of scale and continue to integrate recent acquisitions, in particular by implementing improvements in working practices and operational methods. We regularly evaluate the manner in which our subsidiaries source their raw materials needs and transfer products within our group in order to operate in the most efficient way, and we expect to identify and take advantage of further synergies among our core businesses.

We intend to concentrate on realizing the maximum potential from our completed acquisitions while also considering new acquisitions and expansion opportunities on a selective basis.

Our strategy has shifted from growing our business through acquisition and expansion opportunities to extracting the maximum value from our existing assets, including recent acquisitions. We now intend to concentrate on efficiency improvements and modernization of the business lines, which we expect will increase the business’ overall profitability. We may also consider selective disposal of assets which do not fit our main strategy directions in order to minimize opportunity costs and decrease our financial leverage.

We will, however, continue to monitor global mining, steel and ferroalloys markets for new opportunities, including new subsoil licenses in Russia and abroad, focusing on maintaining and expanding our presence in regions with low costs and high economic growth potential. Subject to the intended reduction of our indebtedness, we will seek to selectively acquire value-added downstream businesses in steel processing to help us to improve our product range and reach our customer base, including in new markets.

Develop our substantial reserve base in order to become one of the leaders in key raw materials supplies for the global steel industry

We plan to develop our reserves in order to become one of the top three producers of metallurgical coal globally.

We intend to build on our substantial mining experience and significant resource base by developing our existing coal reserves, particularly to sell more high-quality metallurgical coal and coal products to third parties. We currently plan to increase our annual saleable coal production from 24.6 million tonnes in 2011 to 33.6 million tonnes in 2014. We intend to develop the coking coal reserves of Yakutugol. Yakutugol, which has four producing mines, holds mining rights to reserves that we believe will solidify our position as a leading global producer of coking coal for the future. We intend to selectively seek additional mining licenses through acquisitions and/or participation in auctions and tenders in view of our strategic plans and market dynamics. In particular, we believe that obtaining additional mining rights near the Elga coal deposit would allow us to realize more fully the benefits of our private rail line.

We plan to increase metallurgical coal sales to high-growth international markets.

We intend to continue to capitalize on our ability to serve fast-growing Asian and other international markets by leveraging our growth in production and favorable geographic location of our coal producing and logistics assets. In particular we view Japan, China, South Korea and India as countries to which our international growth strategy will be applied. Following this strategy, in September 2011, we formed Mechel Somani Carbon Private Limited, a joint venture in India with Somani Group, an Indian group engaged, among other activities, in coal trading. The joint venture will engage in distribution of metallurgical coals on the Indian market. We further plan to expand production at our Bluestone operations to export coking coal to fast-growing South American markets including Brazil.

We plan to increase production of iron ore in the future to complement the sales of metallurgical coal to our customers.

While our existing iron ore operations will maintain our annual iron ore concentrate production at the level of approximately five million tonnes, we plan to increase it in the future following the development of the recently acquired Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit. Growth of production from these operations will increase our sales of iron ore products to third parties, including exports. Our ability to offer iron ore feed together with metallurgical coal products to our customers will further enhance our competitive strength in our key markets.

Strengthening our position as a major player on our key steel products markets

We plan to increase our focus on our steel products offering to the Russian and CIS construction industries.

As a leader in long steel production in Russia and the CIS we will continue to invest in our exposure to the construction sector. While we expect to benefit from growing demand for our products fuelled by new infrastructure projects in these markets, we will continue to selectively invest in technology and equipment modernization, optimizing our product catalog and cutting production costs with a view to increase steel margins. In continuation of this strategy in 2012 and beyond, we aim to complete the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant, which will widen our offer book to higher value added products such as structural shapes and rails. That will significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to the Russian Railways. See “— Capital Investment Program.”

We intend to increase our group’s output and improve quality of high-value-added steel products.

Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant form the core of our group’s specialty and stainless steel platform. In some of these products we hold a unique market niche, which serves as the basis for further improvement in our market share and growth of our customer base. Beloretsk Metallurgical Plant is our main wire products production facility. Investments made in Beloretsk Metallurgical Plant in the last few years have elevated our group as Russia’s largest wire products producer. The recent modernization of Izhstal, finished in 2011, will further improve the quality of our high-value-added products and will help us to capitalize on our position as a supplier not only in Russia but in other markets, such as Europe, where our extensive distribution platform will enhance our competitive advantage through direct access to our core customers and established business relationships.

Capitalize on our domestic and European distribution capabilities.

Our continued focus on the domestic Russian market is a key element of our strategy. We are particularly well-positioned to supply construction and infrastructure projects in Russia from our Chelyabinsk Metallurgical Plant located in the southern Urals and our Beloretsk Metallurgical Plant in Bashkortostan. The geographical reach of our Mechel Service Global production and logistics facilities and sales network provides us with a strong platform to grow our sales. Before 2009, Mechel Service Global’s operations in Europe were limited to Germany, Romania and Belgium. In 2009 and 2010, Mechel Service Global expanded its distribution network to the Netherlands, Serbia, Bulgaria, Italy, the United Kingdom, France, Hungary, the Czech Republic and Turkey. In 2011, Mechel Service Global’s distribution network generally developed through opening additional branches and sales offices of existing companies, which increased sales volumes by approximately 57% compared to 2010. Previously opened companies reached the planned sales volumes of steel products and strengthened their presence in regional markets. In 2012, we will limit the further expansion of our distribution network and will focus on improving the quality of services to our customers and inventory and receivables management, which should help us to maintain stable sales of our products and improve our cash flow in the current economic slowdown.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — History of Incorporation.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into a large, integrated mining, steel, ferroalloys and power group, comprising coal, iron ore, coke, steel, nickel, ferrochrome, ferrosilicon and limestone production, with operations and assets in Russia, Romania, Bulgaria, Lithuania, Ukraine, Kazakhstan, the United Kingdom and the United States. With each of our acquisitions, we implement operational and management practices. We also devote the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

After the restructuring of our assets into separate mining, steel, ferroalloys and power segments, we have been implementing management, reporting and control systems for each respective subsidiary holding company, allowing for the preparation of consolidated financial statements for each of them. We pursued the operational independence of our segments further, and during 2008 – 2011 we consolidated our major mining assets under Mechel Mining, which has now independent management and corporate governance.

We intend to retain a controlling voting interest in each of our subsidiary holding companies as we continue to build upon our business model of vertical integration among our assets. See “— Risk Factors — Risks Relating to Our Business and Industry — Changes in our subsidiaries’ management and corporate governance might affect our integrated business model.”

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and coal for pulverized, or finely crushed, coal injection (PCI)), steam coal, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore, iron ore concentrate and limestone. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Bluestone, which together produced 18.0 million tonnes of raw coking coal, 7.3 million tonnes of raw steam coal, 2.3 million tonnes of raw anthracite and 2.1 million tonnes of PCI in 2011. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 3.7 million tonnes of coke in 2011. Metallurgical coal constituted over 76% of our total run-of-mine, or ROM, coal production in 2011 placing us at the top of our peer group as the leading coking coal producer and exporter in Russia. Our iron ore operations consist of Korshunov Mining Plant which produced 12.8 million tonnes of iron ore and 4.5 million tonnes of iron ore concentrate in 2011. Our limestone operations consist of Pugachevsky Open Pit which produced 2.1 million tonnes of limestone in 2011.

Description of key products

Coking coal and metallurgical coal. Southern Kuzbass Coal Company produces high-quality bituminous coal, which is washed to reduce the ash content. The premier product is a high-quality, low phosphorous, low sulfur semi-soft to semi-hard coking coal used to produce coke for the iron and steel industry. Other products produced by Southern Kuzbass Coal Company include PCI and anthracite. Yakutugol produces hard coking coal of low volatile content. Our West Virginia-based Bluestone operations produce a range of metallurgical coals including low, medium and high-volatile hard coking coal. The Bluestone mines blend low, medium and high volatility hard coking coal in different proportions to meet the requirements of their customers. The final products are blended at the port, as they are loaded on to the customer’s vessels.

Steam coal. We produce both raw and washed steam coal products for use in the power generation industry. Southern Kuzbass Coal Company, Yakutugol and our Bluestone operations produce high-energy steam coal as part of their product mix.

Coke. Coke is used in the blast furnace as a main source of heat, a reducing agent for iron and a raising agent for charging material in the smelting process. It is a product prepared by pyrolysis (heating in the absence of oxygen) of low-ash, low-phosphorus and low-sulfur coal charging material. We offer customers coke from our Moscow Coke and Gas Plant and Mechel Coke.

Chemical products. Chemical products are hydrocarbon products obtained as a by-product of the production of coke. We produce chemical products in our subsidiaries Moscow Coke and Gas Plant and Mechel Coke. We offer our customers coal tar, naphthalene and other compounds. Worldwide, coal tar is used in diverse applications, including in the production of electrode pitch, pitch coke, coal-tar oils, naphthalene, as well as boiler fuel. Naphthalene, a product of the distillation of coal tar, is used by the chemical industry to produce chemical compounds used in synthetic dyes, solvents, plasticizers and other products.

Iron ore concentrate. From our Korshunov Mining Plant we offer iron ore concentrate with a standard iron fraction of 62%. In August 2011, Yakutugol obtained the subsoil license for the Pionerskoye iron ore deposit in Yakutia. The deposit has iron ore with high iron content and dolomite, which can be used to produce refractories. In March 2012, Yakutugol obtained two subsoil licenses for the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. Our Yakutugol deposits contain high-quality iron ore, which allows obtaining iron ore concentrate with 65% iron content.

Limestone. The crushed limestone produced at our Pugachevsky Open Pit is separated into three product categories for sale: 0- 20 millimeters, 20-40 millimeters and 40-80 millimeters.

Mining process

Coal. At our Russian and U.S. mines, coal is mined using open pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our open pit mines. Production at the underground mines is predominantly from longwall mining, a form of underground coal mining where a long wall of coal in a seam is mined in a single slice. After mining, depending upon the amount of impurities in the coal, the coal is processed in a washing plant, where it is crushed and impurities are removed by gravity methods. Coking coal concentrate is then transported to coking plants for conversion to coke for use in pig iron smelting at steel plants. Steam coal is shipped to power utilities which use it in furnaces for steam generation to produce electricity. Among the key advantages of our mining business is the high quality of our coking coal, the low level of volatile matter in our steam coal and our modern coal washing facilities in Russia, primarily built during the 1970s and 1980s, including facilities built as recently as 2000-2002. Coal extracted at each of the Bluestone mining complexes is processed at the on-site coal preparation plants. Coal mined in Central Appalachia typically contains impurities such as rock, shale and clay and occurs in a wide range of particle sizes. The coal preparation plants treat the coal to ensure a consistent quality and to enhance its suitability for particular end-users. Steam coal is not processed and is sold as is, as well as some high-quality coking coal which does not need washing.

Iron ore. All three of our Korshunov Mining Plant mines currently producing iron ore are conventional open pit operations. Following a drilling and blasting stage, ore is hauled by rail hopper cars to the concentrator plant. At the concentrator plant, the ore is crushed and ground to a fine particle size, then separated into an iron ore concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded to a concentrate that contains about 62.9% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the concentrating plant. The concentrate is sent to disk vacuum filters which remove the water from the concentrate to reduce the moisture level, enabling shipment to customers by rail during warmer months, but in colder periods the concentrate must be dried further to prevent freezing in the rail cars. Korshunov Mining Plant operates its own drying facility with a dry concentrate production capacity of up to 16,000 tonnes per day. In August 2011, Yakutugol obtained the subsoil license for the Pionerskoye iron ore deposit in Yakutia. The deposit has iron ore with high iron content, which we anticipate will allow us to produce iron ore concentrate at the early stages of development of the mine without the need to use complex beneficiation technologies. In March 2012, Yakutugol obtained subsoil licenses for the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. We plan to develop all new iron ore deposits with the open pit mining method, using excavators and trucks.

Limestone. Our limestone mining operation uses conventional open pit mining technology. Ore is drilled and blasted, then loaded with electric shovels into haul trucks. Relatively minor amounts of waste are hauled to external dumps. The ore is hauled to stockpiles located adjacent to the crushing and screening plant. Ore is crushed, screened and segregated by size fraction.

Coal production

Our coal production consists of the following mines in Russia and the United States:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit	Dzhebariki-Khaya Underground
Kangalassky Open Pit
Elga Open Pit

Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit	V.I. Lenina Underground
	Tomusinsky Open Pit	Sibirginskaya Underground
	Olzherassky Open Pit	Olzherasskaya-Novaya Underground
Krasnogorsky Open Pit

Bluestone (West Virginia, United States)	Job 32	Mine 58
	Job 39	Mine 65
	Job 38	Spider Ridge
	Job 30	Ben’s Creek 1 (Frontier)

Our active Russian coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our ROM coal production by type of coal and location of mines for the periods indicated.

	2011		2010		2009
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(in millions of tonnes)(1)
Coking Coal
Yakutugol	6.3		7.4		3.0
Southern Kuzbass Coal Company	6.8		7.1		5.0
Bluestone(2)	4.9		4.1		2.3

Total Coking Coal	18.0	65.2%	18.6	66.2%	10.3	57.6%
Steam Coal
Yakutugol	1.7		1.9		2.8
Southern Kuzbass Coal Company	5.1		5.0		3.6
Bluestone(2)	0.5		0.7		0.1

Total Steam Coal	7.3	26.5%	7.5	26.9%	6.5	36.5%
Anthracite
Yakutugol	—		—		—
Southern Kuzbass Coal Company	2.3		1.9		1.1
Bluestone(2)	—		—		—

Total Anthracite	2.3	8.3%	1.9	6.9%	1.1	5.9%

Total Coal	27.6	100%	28.0	100%	17.9	100%

(1)	Volumes are reported on a wet basis.
(2)	Includes only post-acquisition production volumes of our Bluestone mines, which were acquired in May 2009.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for the coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for the steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2011		2010		2009
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(in millions of tonnes)
Coking Coal
Yakutugol	4.7	19%	4.0	19%	2.0	13%
Southern Kuzbass Coal Company	5.1	21%	5.1	24%	4.2	26%
Bluestone(1)	2.8	11%	2.4	11%	1.3	8%

Total Coking Coal	12.6	51%	11.5	54%	7.5	47%
PCI
Yakutugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	2.1	9%	0.9	4%	—	—
Bluestone(1)	—	—	—	—	—	—

Total PCI	2.1	9%	0.9	4%	—	—
Anthracite
Yakutugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.1	5%	1.1	5%	0.7	4%
Bluestone(1)	—	—	—	—	—	—

Total Anthracite	1.1	5%	1.1	5%	0.7	4%
Steam Coal
Yakutugol	3.8	15%	3.1	14%	3.1	19%
Southern Kuzbass Coal Company	4.5	18%	4.3	20%	4.7	29%
Bluestone(1)	0.5	2%	0.7	3%	0.1	1%

Total Steam Coal	8.8	35%	8.1	37%	7.9	49%

Total Coal	24.6	100%	21.6	100%	16.1	100%

(1)	Includes only post-acquisition production volumes of our Bluestone mines, which were acquired in May 2009.

Yakutugol mines

The Sakha Republic is located in Eastern Siberia and covers an area of 3.1 million square kilometers. It has a population of fewer than one million inhabitants. Its capital, Yakutsk, is located on the Lena River in southcentral Yakutia.

Our Yakutugol mines include three open pit mines and one underground mine: Neryungrinsky Open Pit, Elga Open Pit, Kangalassky Open Pit and Dzhebariki-Khaya Underground. Neryungrinsky Open Pit and Elga Open Pit are located in the South-Yakutsky Basin, which covers an area of 25,000 square kilometers and lies near the southern border of Yakutia. Neryungrinsky Open Pit is located near the town of Neryungri, one of the main industrial centers of Yakutia and its second largest city. Kangalassky Open Pit and Dzhebariki-Khaya Underground are located in the Lensky Basin, which covers an area of 750,000 square kilometers and lies near Yakutsk.

The table below sets forth certain information regarding the subsoil licenses for our coal mines in the Sakha Republic, all of which are held by our subsidiary Yakutugol.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2029	Dec 2014	In production	1979	Ownership

	13413 (Piatimetrovy and Promezhutochny II seams)	30.0			Dec 2025	Exploration	n/a	Ownership

Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2450	Dec 2014	In production	1962	Ownership

Dzhebariki-Khaya Underground	15061 (Dzhebariki-Khaya)	14.8	Underground	2105	Dec 2013	In production	1972	Ownership

Elga Open Pit	14425 (Elga)	144.1	Open pit	2102	May 2020	In production	2011	Lease

(1)	“In production” refers to sites that are currently producing coal. “Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out.

The earliest production at our Yakutugol mines was in 1979, although we acquired these mines and license areas in October 2007. Neryungrinsky Open Pit produces low-volatile coking coal grades and steam coal which is sold in the Asian Pacific region, primarily to Japan, South Korea and China. Neryungrinsky Open Pit has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. Kangalassky Open Pit produces steam coal that is sold as fuel for power plants in Yakutia. It is accessible through an all-weather road from Kangalassy and through a highway from Yakutsk. The Dzhebariki-Khaya Underground produces steam coal, most of which is sold to the state housing and municipal services administration. The Dzhebariki-Khaya Underground is accessible only through the Aldan River. We also have a subsoil license to develop the Piatimetrovy and Promezhutochny II seams.

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2011		2010		2009
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(in millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	6.3		7.4		3.0

Total Coking Coal	6.3	78.8%	7.4	79.5%	3.0	52.1%

Steam Coal
Neryungrinsky Open Pit	1.1		1.2		2.2
Dzhebariki-Khaya Underground	0.4		0.5		0.4
Elga Open Pit	0.1		—		—
Kangalassky Open Pit	0.1		0.1		0.2

Total Steam Coal	1.7	21.2%	1.9	20.5%	2.8	47.9%

Total Coal	8.0	100%	9.3	100%	5.8	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal type	Region	2011	2010
		(in thousands of tonnes)
Coking coal	Asia	3,315.2	3,416.1
	CIS	1,230.0	428.1
	Europe	4.0	0.0
	Russia	0.0	26.9

Total		4,549.2	3,871.1
Steam coal	Russia	1,875.9	1,471.6
	Asia	131.9	230.1
	Europe	0.0	15.1

Total		2,007.8	1,716.8
Middlings	Russia	1,848.0	1,866.0
	Asia	72.4	0.0

Total		1,920.4	1,866.0

Total		8,477.4	7,453.9

The Elga coal deposit is located in the Neryungrinsk municipal district in the southeast of Yakutia near Amur region (which borders China) and Khabarovsk Krai (which has a long coastline on the Sea of Okhotsk, an arm of the Pacific Ocean). The closest inhabited localities are Verkhnezeysk village, located 320 kilometers south of the deposit, and the town of Neryungri, located 415 kilometers to the west. The Elga coal deposit lies in the South Yakutsk Basin of the Toko Coal-Bearing region. This region was first discovered and explored in 1952 with the first geological surveys being conducted in 1954 through 1956 followed by prospecting surveys in 1961 through 1962. Trenching along the outcrops was conducted in 1980 through 1982 followed by exploration drilling that was completed in 1998. Since 1998, there have been several studies on the Elga coal deposit, including geology and resources, mine planning, rail line construction and feasibility studies.

In 2009, our subsidiary Mechel Engineering worked out the general scheme of the Elga coal complex development, which includes a basic technical layout of the main facilities (housing complex, railway station, concentrating plant) and sets the order of priority of construction and operation of the open pit mine. In 2009, the design institute NTC Geotechnology OOO developed a plan of initial mine block development for the three-year period from 2010 through 2012. The plan was approved by the Central Commission for Development of Deposits of the Federal Agency for Subsoil Use and the Russian Main Department of State Expertise. In 2011, Mechel Engineering prepared the project documentation for the first stage of the development of the Elga coal complex with an annual production capacity of nine million tonnes of raw coal by 2015. The project documentation was approved by the Russian Main Department of State Expertise. In August 2011, we concluded a contract for engineering and procurement of a seasonal washing plant with a seasonal production capacity of 2.0 million tonnes. In November 2011, we concluded a contract for engineering, procurement and construction of a housing complex for 3,000 miners and workers who will operate the Elga coal complex.

In December 2011, we finished laying track for the rail line to the Elga deposit in accordance with the terms of the subsoil license. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal currently produced at the Elga deposit. The rail line connects the Elga deposit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with our subsoil license requirements and coal production plans.

Overburden removal at the Elga deposit commenced in November 2010. Coal mining at the Elga Open Pit commenced in August 2011. The coal is transported on our private rail line to the Ulak railway station at the Baikal-Amur Mainline and then over the Baikal-Amur Mainline to end customers.

The Elga Open Pit will produce two types of coal: high-quality hard coking coal (high-volatile) and steam coal. It will also produce middlings as a by-product of the coking coal washing process.

Currently, Elga has an electricity substation with six diesel power generators with a total installed capacity of 2.8 megawatts, or MW. Federal Grid Company, the state-owned operator of the unified electricity grid, is installing high-voltage transmission lines to deliver electricity from the Zeysky hydro power plant located 270 kilometers from the site, and we are constructing electricity-receiving infrastructure capable of receiving 134 MW. We expect to start receiving electricity from this power plant during the first half of 2013.

According to the conditions of subsoil license for the Elga coal deposit, as amended in May 2010, we are required to meet the following construction deadlines and operational milestones: (1) build a rail line from the Ulak station on the Baikal-Amur Mainline up to the coal deposit by December 31, 2011; (2) complete construction of the first phase of the Elga coal complex by December 31, 2013; (3) reach annual coal production capacity of 9.0 million tonnes by July 1, 2013; (4) reach annual coal production capacity of 18.0 million tonnes by July 1, 2018; and (5) commission a coal washing plant with an annual capacity of 9.0 million tonnes by December 31, 2015.

In view of our commitments under the subsoil license, we have proactively applied for and obtained amendments to certain terms of the subsoil license in order to stay in compliance with the terms of the license. In particular, on May 14, 2010, the Ministry of Natural Resources and Ecology extended certain construction deadlines as follows: (1) completion of the construction of the rail line was postponed from September 30, 2010 to December 31, 2011, and (2) completion of the construction of the first phase of the Elga coal complex was postponed from October 30, 2010 to December 31, 2013. The construction of the rail line had already started some time before we acquired the Elga coal deposit in October 2007. Following the acquisition, we continued the construction, but it was delayed during the period from September 2008 to August 2009 because of limited availability of financing during the global financial crisis. In December 2011, we finished laying track for the rail line and are now able to transport coal along it in accordance with the license requirements. We will own and operate the rail line as a private railway. Under Russian law, however, we will have to share excess capacity, if any, with third parties.

If the current construction deadlines and operational milestones are not met, our subsoil license for the Elga coal deposit may be suspended or terminated or we may be required to extend the license under less favorable terms. We believe that given our substantial progress in developing the project and our considerable monetary investment, along with the importance of the project to the region, we will be able to obtain further extensions of the construction deadlines should they be necessary, although we cannot guarantee that such extensions will be granted.

Southern Kuzbass mines

The Kuznetsky Basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to CDU TEK, a Russian information agency reporting on the fuel and energy industry, Kuzbass (Kemerovo region) now accounts for more than 57% of Russia’s total coal production.

All of our Southern Kuzbass mines are located in southeast Kuzbass around the town of Mezhdurechensk in the Kemerovo region, with the exception of the Yerunakovskaya mine area, which is located about 100 kilometers northwest of Mezhdurechensk.

The earliest production at our Southern Kuzbass mines was in 1953, although we acquired these mines and license areas starting in the 1990s. The Southern Kuzbass mines include four open pit mines, three underground mines and one underground mine under development: Sibirginsky Open Pit, Tomusinsky Open Pit, Olzherassky Open Pit, Krasnogorsky Open Pit, V.I. Lenina Underground, Sibirginskaya Underground, Olzherasskaya-Novaya Underground and Yerunakovskaya-1 Underground (project).

Our Southern Kuzbass mines and the related washing plants produce semi-soft and semi-hard coking coal, anthracite, PCI and steam coal. Our Kuzbass operations are connected by rail to the Trans-Siberian Mainline and substantially all products are shipped by rail. Products are shipped by rail to Russian and Ukrainian customers, to Baltic ports for European customers, to Port Posiet and other ports in the Russian Far East for export to Asia and to Port Temryuk for customers in southern Europe.

The table below sets forth certain information regarding the subsoil licenses for our coal mines in Kuzbass, all of which are held by our subsidiary Southern Kuzbass Coal Company unless otherwise noted.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2043	Dec 2013	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)(2)	2.8			Nov 2025	In production	2012	Lease

Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	9.3	Open pit	2044	Jan 2014	In production	1980	Perpetual use
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease

Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2022	Dec 2020	In production	1959	Perpetual use

Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	17.7	Open pit	2047	Jan 2014	In production	1970	Perpetual use
	01557 (New-Uregolsk)(4)	2.4			Apr 2031	In production	2011	Lease

Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2048	Dec 2024	In production	2002	Lease

V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2033	Nov 2013	In production	1953	Perpetual use

Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2079	Dec 2021	In production	2008	Perpetual use, lease
	01471 (Olzherassk-2, Raspadsk)	0.03			Jan 2030	In production	2010	Perpetual use, lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	Exploration	n/a	Perpetual use, lease

Yerunakovskaya-1 Underground (project)	13237 (Yerunakovsk-1, Yerunakovsk)(5)	8.4	Underground	2033	Jun 2025	Development	n/a	Lease

Yerunakovskaya-3 Underground (prospect)	13238 (Yerunakovsk-3, Yerunakovsk)(5)	7.1	Underground	2115	Jun 2025	Exploration and development	n/a	—

Yerunakovskaya-2 Underground (prospect)	13271 (Yerunakovsk-2, Yerunakovsk)(5)(6)	7.3	Underground	2051	Jul 2025	Exploration and development	n/a	—

Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)	19.2	Underground	2211	Nov 2025	Exploration	n/a	—

Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2014	No activity	n/a	—

(1)

“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out. “Exploration and development” refers to sites where preliminary work and drilling for calculation of mineral reserves are being carried out.

(2)

We failed to commence production in 2009 as required by the subsoil license, due to unfavorable economic conditions. We expect to commence production at the Raspadsk license area in the second quarter of 2013. In February 2012, we commenced production at the Sorokinsk license area.

(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)

We obtained the New-Uregolsk license through an auction by the state in April 2011. Previously, there was uncertainty whether this license area was included in our Uregolsk existing license, issued in 1994. From 2006 to 2008, Southern Kuzbass Coal Company carried out mining activities on the New-Uregolsk license area and extracted approximately 1.1 million tonnes of coal, which we believe was with the prior consent and knowledge of the relevant authorities. The Russian state authorities have not made any claims for damages for the 1.1 million tonnes of coal previously extracted from the New-Uregolsk license area or the minerals extraction tax thereon, and we do not believe that such claim would be legally supportable.

(5)	We failed to commence commercial production in 2011 as required by the subsoil license due to unfavorable market conditions in 2009.
(6)	License held by Resurs-Ugol OOO, a subsidiary of Southern Kuzbass Coal Company.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2011		2010		2009
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(in millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	2.5		2.1		1.4
Tomusinsky Open Pit	1.8		2.0		1.3
V.I. Lenina Underground	1.4		1.3		1.3
Sibirginskaya Underground	0.5		1.1		0.4
Olzherassky Open Pit	0.6		0.6		0.5

Total Coking Coal	6.8	47.9%	7.7	50.6%	5.0	51.7%

Steam Coal
Krasnogorsky Open Pit	3.2		3.3		1.8
Sibirginsky Open Pit	0.9		0.8		0.7
Olzherassky Open Pit	0.5		0.5		0.0
Olzherasskaya Novaya Underground	0.2		0.4		1.0
Tomusinsky Open Pit	0.3		0.0		0.0

Total Steam Coal	5.1	35.9%	5.0	35.6%	3.6	37.3%

Anthracite
Krasnogorsky Open Pit	2.3		2.0		1.1
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—

Total Anthracite	2.3	16.2%	2.0	13.8%	1.1	11.0%

Total Coal	14.2	100%	14.0	100%	9.6	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal type	Region	2011	2010
		(in thousands of tonnes)
Coking coal	Russia	1,615.2	1,968.6
	Asia	428.5	185.8
	CIS	378.9	164.0
	Europe	0.0	22.1

Total		2,422.6	2,340.5
Anthracite	Europe	1,266.5	573.0
	Asia	311.9	20.2
	CIS	78.8	91.1
	Russia	38.7	63.2
	Other	28.1	38.5
	Middle East(1)	25.4	44.0

Total		1,749.4	830.0
PCI	Asia	1,042.7	301.3
	Europe	663.0	142.5
	Middle East(1)	220.2	11.6
	Other	33.0	0.0
	CIS	9.8	0.0

Total		1,968.7	455.4
Steam coal	Russia	265.9	279.3
	Middle East(1)	131.6	344.0
	CIS	96.5	332.5
	Europe	66.6	689.7
	Asia	0.0	318.9
	Other	0.0	15.4

Total		560.6	1,979.8
Middlings	Russia	33.0	0.0
	Europe	9.5	0.0

Total		42.5	0.0

Total		6,743.8	5,605.7

(1)	Includes Turkey only.

Bluestone mines

Coal was first discovered in West Virginia in the mid-1700s, and it is part of a coal-rich area known as Central Appalachia, which comprises West Virginia, the eastern part of Kentucky and the southwestern part of Virginia. Presently, West Virginia is the largest coal producing state in the United States east of the Mississippi River and accounts for 10% of the nation’s production.

Our Bluestone mines are located in McDowell and Wyoming counties in southern West Virginia, near the city of Beckley. West Virginia coal areas are located within the central portion of the Appalachian Plateau physiographic province, which is a broad upland that extends from Alabama through Pennsylvania. The mines are organized around three mining complexes: Keystone No. 1 and No. 2 (collectively called the “Keystone”), Justice Energy and Dynamic Energy, all of which are located in close proximity to each other. Together, the mining complexes comprise four active surface mines and four active underground mines.

The table below summarizes ROM coal production of our Bluestone mines by mine and type of coal for the periods indicated (including only post-acquisition volumes).

	2011		2010		2009
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(in millions of tonnes)(1)
Coking Coal
Keystone	2.3		2.0		1.1
Justice Energy	1.0		1.0		0.6
Dynamic Energy	1.6		1.0		0.6

Total Coking Coal	4.9	90.7%	4.1	86.1%	2.3	94.0%

Steam Coal
Dynamic Energy	0.2		0.3		0.1
Keystone	0.1		0.2		0.0
Justice Energy	0.2		0.1		0.0

Total Steam Coal	0.5	9.3%	0.7	13.9%	0.1	6.0%

Total Coal	5.4	100%	4.7	100%	2.4	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth the Bluestone mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal type	Region	2011	2010
		(in thousands of tonnes)
Coking coal	Europe	1,224.1	1,142.0
	United States	426.0	324.1
	Asia	402.7	186.7
	CIS	263.2	225.3
	Other	248.5	112.5
	Middle East(1)	75.2	84.8

Total		2,639.7	2,075.4
Steam coal	United States	565.7	358.1

Total		565.7	358.1

Total		3,205.4	2,433.5

(1)	Includes Turkey only.

The mines in the Keystone complex produce premium low-volatile coking coal. Presently, the complex includes two active surface mines and three active underground mines, as set out in the table below. Seam thickness ranges from a few centimeters to 1.8 meters. Coal from the mines is hauled by dump truck directly to the complex’s preparation plant for washing and is then dispatched to its rail loadout facility, which is served by the Norfolk Southern Railway. The complex is comprised of 28,328 hectares, of which 4,975 hectares are owned, 7,910 hectares are leased under long term leases expiring from 2031 to 2032 and 15,443 hectares are leased in perpetuity.

The mines in the Justice Energy complex produce mid-volatile coking coal. Presently, the complex includes one active surface mine, as set out in the table below. Seam thickness ranges from a few centimeters to 1.52 meters. Coal from the mine is hauled by dump truck directly to the complex’s preparation plant (which is leased from Natural Resource Partners) for washing and is then dispatched to its rail loadout facility, which is served by the Norfolk Southern Railway. The complex is comprised of 7,485 hectares, of which 602 hectares are owned, 1,334 hectares are leased under long term leases expiring from 2018 to 2019 and 5,549 hectares are leased in perpetuity.

The mines in the Dynamic Energy complex produce high-volatile coking coal. Presently, the complex includes an active surface mine and an active underground mine, as set out in the table below. Seam thickness ranges from a few centimeters to 2.1 meters, with the majority of seams being more than one meter thick. Coal from the mines is hauled by dump truck directly to the complex’s preparation plant (which is leased from Natural Resource Partners) for washing and is then dispatched to its rail loadout facility, which is served by the Norfolk Southern Railway. The complex is comprised of approximately 2,980 hectares, which are leased in perpetuity.

The table below sets forth certain information regarding each of our active Bluestone mines:

Complex	Mines	Mining Method(1)	Life of Mine	Mining Permit Expiration Dates(2)	Status(3)	Year Production Commenced
Keystone	Job 32	Mountain top removal and contour	2012	June 2016, January 2015	In production	2001
	Job 39	Mountain top removal, contour and highwall	2030	December 2011(4), March 2013	In production	2001
	Mine 58	Room and pillar	2016	October 2013, September 2013	In production	1998
	Mine 65	Room and pillar	2014	October 2013, January 2013	In production	1998
	Spider Ridge	Room and pillar	2013	October 2014, January 2015	In production	2011
Justice Energy	Job 38	Mountain top removal	2012	August 2012, August 2013	In production	1982
Dynamic Energy	Job 30	Mountain top removal	2015	May 2012, April 2012	In production	1997
	Ben’s Creek 1 (Frontier)	Room and pillar	2014	December 2012, June 2015	In production(5)	2007

(1)

Mountain top removal and contour mining are surface mining methods. Room and pillar is an underground mining method. Highwall mining is a specific method of mining which we consider to be an underground mining method.

(2)

Expiration dates listed for the following permits issued by the West Virginia Department of Environmental Protection: (1) Article 3 Surface Mining Permit and (2) National Pollution Discharge Elimination System (NPDES) Article 11 402 Permit.

(3)	“In production” refers to sites that are currently producing coal.
(4)

The permit expired in December 2011. We applied for the renewal of the permit to WVDEP within the timeframe required by the law. Due to the lack of resources at the WVDEP, a decision on its application was delayed. It is not a violation of law to continue operations during the pendency of the renewal application. We expect the permit to be renewed.

(5)	Ben’s Creek 1 was an existing mine that we restarted in 2011.

Coal is transported from our West Virginia mining complexes to customers by means of railways, trucks, barge lines and ocean-going ships from terminal facilities. Most of the Bluestone production is shipped via Norfolk Southern Railway, so our West Virginia operations are dependent on the capacity of, and its relationship with, Norfolk Southern Railway. These shipments either go directly to coking plants in North America or to port facilities for transloading into ocean going ships. In 2010, all exports of our West Virginia coal were transported through the port of Norfolk, Virginia. In April 2011, we began exporting coal through the port of New Orleans by trucking coal to a local river terminal and transporting it via barge down the Mississippi River to the port.

Most of the coal produced at the Bluestone mines is washed. Some coal extracted from the surface mines is sufficiently clean to bypass the coal washing process. This coal is either blended with washed coal or other clean mined material from different seams to produce a metallurgical quality product. Coal is hauled from the mines to the coal washing facilities by truck.

Coal washing plants

We operate five coal washing plants and one processing unit in Russia: four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass and one coal washing plant located near Yakutugol.

Our four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass have an aggregate annual capacity of approximately 18.0 million tonnes of ROM coal. These are Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. These washing plants have aggregate storage capacity for saleable products of 131,000 tonnes, of which 45% is covered storage.

Neryungrinskaya Washing Plant located near the Neryungrinsky Open Pit has an annual capacity of 9.0 million tonnes or a monthly capacity of 750,000 tonnes. The plant produces washed coking coal and unwashed steam coal for export and for domestic sale. In December 2010, three out of thirty thickeners at Neryungrinskaya Washing Plant collapsed. There were no injuries but the collapse led to the suspension of works at the washing plant. We took measures to restore the thickeners. Two of three sections of the washing plant were re-launched in February 2011 and the remaining section in the middle of July 2011.

All of the coal feedstock enriched by our washing plants in 2011 (26.0 million tonnes) was supplied by our own mining operations.

We are also constructing one modular seasonal washing plant for the Elga coal deposit, which will operate in the warmer months of April to October only, with a seasonal capacity of 2.0 million tonnes of coal.

For our Bluestone mining operations we have four coal washing plants as follows:

Complex	Coal Washing Plant	Capacity (short tons per year)		Status	Year Commissioned
Keystone	KS1	2,000,000	(1)	Temporarily idled in February 2011 due to excess capacity but under care and maintenance	1920s, 1977
	KS2	3,250,000		In use	2010

Justice Energy	Red Fox(2)	1,900,000		In use	2006

Dynamic Energy	Coal Mountain(2)	1,900,000		In use, but underutilized; awaiting commencement of production at new mines	2007

(1)	The plant also has a thermal dryer.
(2)	Contracted pursuant to a long-term agreement with Natural Resources Partners and Taggart. The plant is operated by Taggart with its own personnel.

Investments in coal companies

We own 16.13% of Mezhdurechye OAO, a Russian coal producer whose production volume accounted for 5.5% of Russian coking coal output and 1.7% of Russian total coal output in 2011, according to the Central Dispatching Department.

Coke and chemical products production

The following table lists the various types and grades of coke and chemical products we produce and sell. We also produce and sell coke gas.

Plant	Products
Moscow Coke and Gas Plant	Coke +40 mm, Coke 25-40 mm, Coke nut 10-25 mm, Coke breeze 0-10 mm, Coal benzene, Coal tar, Coke gas

Mechel Coke	Coke +40 mm, Coke +25 mm, Coke 25-40 mm, Coke nut 10-25 mm, Coke breeze 0-10 mm, Coal benzene, Coal tar, Ammonium sulfate, Coke gas

We have two coke plants, one of which is located in the city of Chelyabinsk and the other in Moscow region. Coke is prepared by pyrolysis (heating in the absence of oxygen) of low-ash, low-phosphorus and low-sulfur coal. Coke is used in the blast furnace as a main source of heat, a reducing agent for iron and a raising agent for charging material in the smelting process.

In addition, we produce coke nut, which is smaller in size than metallurgical coke and is principally used as a reducing agent in ferroalloys production and for other purposes, and coke breeze, which is even smaller in size and is principally used for sintering iron ore concentrate prior to its use in blast furnaces or as fuel. Coke production and sales volumes figures presented herein include, among others, coke nut and coke breeze. Additional chemical products, such as coal benzene, coal tar and ammonium sulfate, are obtained as by-products in the coke production process.

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2011	2010	2009
	(coke and chemical products in thousands of tonnes) (coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,552	2,614	2,296
Chemical products	142	133	120
Coke gas	833	870	729

Moscow Coke and Gas Plant
Coke (6% moisture)	1,149	1,270	937
Chemical products	53	50	40
Coke gas	463	492	403
Total
Coke (6% moisture)	3,701	3,884	3,233

Chemical products	195	183	160

Coke gas	1,296	1,362	1,132

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2011	2010	2009
	(in thousands of tonnes)
Coke	1,042	1,151	845
Chemical products	191	171	117

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Moscow Coke and Gas Plant’s principal production lines.

Production Line	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(coke and chemical products in thousands of tonnes) (coke gas in millions of cubic meters)
Coke (6% moisture)	1,228	93.6%	—
Chemical products	56	93.6%	—
Coke gas	495	93.6%	—

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production lines.

Production Line	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(in thousands of tonnes)
Coke (6% moisture)	3,175	80.4%	515

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2011, 2010 and 2009, purchases of our coke by our own production facilities amounted to 2.3 million tonnes, 2.5 million tonnes and 2.2 million tonnes, respectively, which represented 69%, 68% and 72% of our total coke sales volumes (including intra-group sales) for those periods.

We purchase some coking coal from other producers in order to produce coke. The need to purchase coking coal from third parties for coke production varies from period to period depending on customers’ demand for particular products and the availability of suitable coal grades from our own mines.

Iron ore and concentrate production

Our iron ore business includes three operational iron ore mines: Korshunovsky Open Pit, Rudnogorsky Open Pit and Tatyaninsky Open Pit, as well as a project mine, Krasnoyarovsky Open Pit. We also operate Korshunovsky concentrating plant located outside of the town of Zheleznogorsk-Ilimsky, 120 kilometers east of Bratsk in the Irkutsk region. Korshunovsky Open Pit is located near the concentrating plant, Rudnogorsky Open Pit is located about 85 kilometers to the northwest of the concentrating plant, and Tatyaninsky Open Pit is located about 30 kilometers to the north of the concentrating plant. We have operated these iron ore mines and the concentrating plant since 2003 when we acquired Korshunov Mining Plant. All three mines produce a magnetite ore (Fe3O4). The concentrating plant produces iron ore concentrate with a standard iron fraction of 62%. All product is shipped by rail to domestic customers or to seaports for export sales. All of the sites are served by regional public highways and a nearby federal motorway. The area is served by the Baikal-Amur Mainline, which connects the Trans-Siberian main railway with China and Yakutia.

The table below sets forth the subsoil licenses used by our iron ore mines, all of which are held by our subsidiary Korshunov Mining Plant, and the expiration dates thereof.

Mine	License (plot)	Area (sq. km)	Mining Method	License Expiration Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	14051 (Korshunovsk)	4.2	Open pit	June 2014	In production	1965	Lease
Tatyaninsky Open Pit	02625 (Tatyaninsk)	1.3	Open pit	June 2012	In production	1986	Lease
Rudnogorsky Open Pit	14052 (Rudnogorsk)	5.1	Open pit	June 2014	In production	1984	Ownership
Krasnoyarovsky Open Pit (project)	13838 (Krasnoyarovsk)	3.0	Open pit	July 2015	Development	n/a	—

(1)	“In production” refers to sites that are currently producing iron ore. “Development” refers to sites where preliminary work is being carried out.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2011		2010		2009
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(in millions of tonnes)(1)
Korshunovsky Open Pit	6.5	25.6%	5.0	26.9%	5.7	25.4%
Rudnogorsky Open Pit	6.1	31.3%	6.0	32.5%	5.6	31.5%
Tatyaninsky Open Pit	0.2	27.4%	0.1	27.8%	0.0	28.7%

Total ore production	12.8	28.2%	11.1	29.0%	11.3	28.5%

Iron ore concentrate production	4.5	62.5%	4.2	62.2%	4.2	62.4%

(1)	Volumes are reported on a wet basis.

In August 2011, we obtained the subsoil license for the Pionerskoye iron ore deposit in Yakutia in an auction held by the Federal Agency for Subsoil Use at a cost of 330 million rubles.

In March 2012, we obtained subsoil licenses for the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia in tenders held by the Federal Agency for Subsoil Use at a cost of approximately 91 million rubles and 140 million rubles, respectively.

The table below sets forth the subsoil licenses used by our iron ore deposits, all of which are held by our subsidiary Yakutugol, and the expiration dates thereof.

Deposit	License (plot)	Area (sq. km)	Mining Method	License Expiration Date	Status	Year Production Commenced	Surface Land Use Rights
Pionerskoye	03034 (Pionersk)	9.95	Open pit	August 2031	No activity	n/a	—
Sivaglinskoye	03153 (Sivaglinsk)	2.2	Open pit	March 2022	No activity	n/a	—
Sutamskaya area	03158 (Sutamskaya area)	731.3	Open pit	March 2037	No activity	n/a	—

Limestone production

The Pugachevsky limestone quarry is an open pit mine located approximately nine kilometers southwest of Beloretsk in the Ural Mountains. The mine has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. The quarry was developed in 1951 to support Beloretsk Metallurgical Plant’s steel-making facilities, which are currently closed. The Pugachevsky Open Pit, which we acquired in 2002, was owned by our Beloretsk Metallurgical Plant until the second half of 2011. In the second half of 2011, a 100% interest in Pugachevsky Open Pit was transferred to our subsidiary Mechel Materials. The current subsoil license is valid until January 2014.

The quarry produces both high-grade flux limestone for use in steel-making and ferronickel production and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determine their suitability for a particular use. In 2011, approximately 66.2% of the limestone produced at the Pugachevsky Open Pit was used internally as auxiliary, with 48.2% shipped to Chelyabinsk Metallurgical Plant, 16.1% shipped to Southern Urals Nickel Plant, 1.4% to Izhstal, 0.5% to Beloretsk Metallurgical Plant, approximately 11.8% sold to third parties, and approximately 22.0% remained in the warehouse and was used for internal needs of the quarry. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2011	2010	2009
	(In thousands of tonnes)
Limestone production	2,105	1,895	1,865

Sales of mining products

The following table sets forth sales of mining products (by volume) and as a percentage of total sales (including intra-group sales) for the periods indicated.

Product	2011	2010	2009	2011	2010	2009
	(In thousands of tonnes(1))			(% of total sales, including intra-group)
Coking coal concentrate(2)	9,643.0	8,292.1	4,848.4	77.0%	73.9%	67.1%
Steam coal(2)	3,156.0	4,223.7	8,476.5	80.1%	78.5%	93.5%
Anthracite and PCI	3,990.4	1,879.3	391.0	92.5%	86.7%	56.1%
Iron ore concentrate	2,711.1	3,283.1	3,786.7	61.6%	83.9%	93.2%
Coke	1,041.7	1,150.8	845.2	31.3%	31.0%	27.1%
Chemical products	191.5	171.3	116.6	98.2%	100.0%	100.0%

(1)	Includes resale of mining products purchased from third parties.
(2)	Includes only post-acquisition volumes of Bluestone.

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

	2011		2010		2009
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Coking coal concentrate	2,223.4	53.7%	1,457.5	47.8%	538.3	31.4%
Domestic Sales	17.2%		21.8%		35.5%
Export	82.8%		78.2%		64.5%
Steam coal	189.6	4.6%	357.8	11.7%	634.0	37.0%
Domestic Sales	68.4%		25.8%		15.1%
Export	31.6%		74.2%		84.9%
Anthracite and PCI	718.2	17.3%	296.9	9.7%	28.5	1.7%
Domestic Sales	1.1%		6.4%		19.1%
Export	98.9%		93.6%		80.9%
Middlings	91.1	2.2%	71.1	2.3%	35.3	2.1%
Domestic Sales	89.4%		100.0%		100.0%
Export	10.6%		0.0%		0.0%
Coke	374.7	9.1%	360.0	11.8%	138.7	8.1%
Domestic Sales	54.7%		72.8%		94.5%
Export	45.3%		27.2%		5.5%
Chemical products	76.5	1.8%	48.5	1.6%	22.6	1.3%
Domestic Sales	70.8%		68.3%		63.2%
Export	29.2%		31.7%		36.8%
Iron ore concentrate	370.1	8.9%	338.8	11.1%	233.0	13.6%
Domestic Sales	46.7%		40.0%		33.0%
Export	53.3%		60.0%		67.0%
Other(1)	96.4	2.3%	120.4	3.9%	82.9	4.8%

Total	4,139.9	100.0%	3,050.9	100.0%	1,713.2	100.0%

Domestic Sales	27.0%		34.4%		36.4%
Export	73.0%		65.6%		63.6%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

Our sales and distribution activities in relation to Russian sales are conducted by Mechel Mining Trading House, based in Moscow, Russia. Prior to incorporation of Mechel Mining Trading House in May 2011 our mining products were marketed domestically primarily through Mechel Trading House. Our sales and distribution activities in relation to export sales are conducted by Mechel Carbon, based in Baar, Switzerland. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with the end users of our mining products. In some cases, although we deal directly with the end user, the sales are made to the end user’s authorized agent, such as Ducalion (for Metinvest) and Sumitomo Corporation and/or Sojitz (for example for Nippon Steel and Taiheiyo Cement).

The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2011	2010	2009
Russia	24.8%	32.4%	34.3%
Other CIS	13.5%	8.1%	1.2%
Europe	17.2%	18.1%	17.1%
Asia	35.4%	35.2%	37.1%
Middle East(2)	3.4%	2.9%	4.8%
United States	2.1%	2.1%	2.0%

Other	3.6%	1.2%	3.5%

Total	100%	100%	100%

(1)

The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

(2)	Includes Turkey only.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for 34.1% of our mining segment sales in 2011.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
EvrazHolding	9.4%	Coking coal concentrate	9.9%
		Iron ore concentrate	45.6%
Ducalion Trading	9.2%	Coking coal concentrate	17.0%
		Anthracite and PCI	0.4%
ArcelorMittal	8.8%	Coking coal concentrate	8.7%
		Anthracite and PCI	24.0%
		Coke	0.3%
ThyssenKrupp	3.4%	Coking coal concentrate	4.2%
		Anthracite and PCI	4.8%
		Coke	3.7%
JFE Steel	3.3%	Coking coal concentrate	4.0%
		Anthracite and PCI	6.5%

Sales by Russian subsidiaries

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines and pits, by railway directly to our customers, including steel producers. Our largest domestic customer for our coking coal concentrate was Evraz, accounting for 9.9% of our total coking coal concentrate sales and 5.3% of our total mining segment sales in 2011.

Pursuant to a directive from the FAS dated August 14, 2008, we entered into long-term coking coal supply contracts with some of our major domestic customers. These contracts provide for the supply of coking coal concentrate under a fixed price based on the price of premium hard coking coal under one-year contracts under FOB terms from Australian ports, excluding the costs of transshipment and rail transportation, with the application of a coefficient representing the quality of the coal concentrate. Previously, the delivery terms for most of our major domestic customers provided for sale at spot market prices. The long-term contracts were entered into with MMK, EvrazResurs, Severstal, KOKS and Metalltrade for terms of four and five years for a total annual delivery volumes of four to five million tonnes of coking coal. However, MMK, one of our major domestic customers with which we have entered into a five-year contract for delivery of a total of 12 million tonnes of coking coal, has filed a lawsuit in a Russian court seeking invalidation of its five-year contract. Metalltrade also has filed a lawsuit seeking termination of its five-year contract. Both of the petitions were dismissed by the court. See “Item 8. Financial Information — Litigation — Commercial litigation.” In general, the long-term contracts executed in accordance with the FAS directive do not guarantee sale of the volumes fixed under the contracts. In practice, customers may refuse to purchase products under these contracts and we have no means to influence them to take the contracted volumes in full.

We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.

We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings (lower-quality coal) from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were $23.8 million in 2011. In total, 969 million tonnes of steam coal was sold within our group, including coal purchased from third parties. Far Eastern Generating Company OAO is our largest domestic customer of steam coal, accounting for 14.3% of our total steam coal sales and 0.7% of our total mining segment sales in 2011.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. Our largest domestic customer, EvrazHolding, accounted for 45.6% of our total iron ore concentrate sales and 4.1% of our total mining segment sales in 2011. We set our prices on a monthly or quarterly basis as agreed with the customers.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant, Bratsk Ferroalloy Plant and Tikhvin Ferroalloy Plant, which accounted for 71% of our total coke sales (including intra-group sales) by volume in 2011, including coke purchased from third parties. Major third-party customers include cast iron and steel plants in the Central Region of Russia. Sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight and forwarding company, which owns its own rail rolling stock, consisting of 409 open cars and 213 pellet cars, leases 126 open cars and has 7,808 open cars under equipment finance leases. Mecheltrans transported domestically approximately 44.5 million tonnes of our cargo in 2011, approximately 66% of which was comprised of coal and iron ore.

Export sales

We export coking coal concentrate, various types of steam coal, anthracite and PCI, coke and iron ore concentrate.

In 2011, the largest foreign customer of our mining segment was Ducalion Trading, accounting for 9.2% of our total mining segment sales. Ducalion Trading purchases consisted of coking coal concentrate and anthracite and PCI.

We were Russia’s largest exporter of coking coal concentrate in 2011, according to RasMin. Our exports of coking coal concentrate primarily go to Ukraine, China, Japan, South Korea and India. In 2011, Ducalion Trading Ltd., ArcelorMittal, ThyssenKrupp, POSCO and JFE Steel Co. were our largest foreign customers of coking coal concentrate, accounting for 36.5% of our total coking coal concentrate sales and 19.6% of our total mining segment sales. Shipments are made by rail to sea ports and further by sea, except for shipments to Ukraine, Slovakia and Poland that are made only by rail.

Our exports of steam coal are primarily to Turkey, Japan, Kazakhstan and Europe, which together accounted for 31.4% of our total steam coal sales and 1.4% of our total mining segment sales in 2011. In 2011, our largest foreign customers of steam coal were Enercom Company Ltd. in Turkey, Sumitomo and Sojitz Corporation in Japan, Deven J.S. Co. in Europe and Aluminium of Kazakhstan.

Our exports of anthracite and PCI are primarily to Europe, China, Japan, India and Turkey, which together accounted for 87.3% of our total anthracite and PCI sales and 15.1% of our total mining segment sales in 2011. In 2011, our largest foreign customers of anthracite and PCI were ArcelorMittal in Europe, JFE Steel Co. in Japan, Rizhao Xiangyu Trade Co. in China, ThyssenKrupp in Germany and Eregli Demir ve Celik Fabrikalari T.A.S. in Turkey.

Steam coal, anthracite and PCI are shipped to customers from our warehouses by railway and further by sea from Russian ports.

We export coke primarily to Turkey, Brazil, Europe and Kazakhstan, which together accounted for 43.1% of our total coke sales and 3.9% of our total mining segment sales in 2011. We also sell coke breeze to metallurgical plants in Western Europe.

Our Port Posiet processed 4.0 million tonnes of coal in 2011. From Port Posiet we ship primarily our steam coal and coking coal concentrate to Japan, Korea and China. While the port is undergoing upgrade and modernization, its current capacity is approximately 4.0 million tonnes of annual cargo-handling throughput and its warehousing capacity is limited to 100 thousand tonnes per month for one-time storage of no more than two grades of coal. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our Yakutugol coal production to market.

In 2011, we used annual contracts for export sales of coking and steam coal, except for sales to Chinese customers. Coal not shipped under annual contracts was sold on the spot market.

We also sold iron ore concentrate to customers in China during 2011, which accounted for 53.3% of our total iron ore concentrate sales and 4.8% of our total mining segment sales in 2011. We ship iron ore concentrate to China by rail.

Sales by U.S. subsidiaries

Bluestone mining business sold 3.4 million tonnes of coking and steam coal in 2011, 71% of which was sold to the export market. Substantially all of the coal was sold on the spot market. Coal is transported from the mining complexes to customers by means of railroads, trucks, barge lines and ocean-going ships from terminal facilities. A major portion of production is shipped via the Norfolk Southern Railroad, so our Bluestone operations are dependent on the capacity of and our relationship with Norfolk Southern Railroad. These shipments either go directly to coking plants in North America or to port facilities for transloading into ocean going ships. In 2011, Bluestone exports went through the port of Norfolk, Virginia and the port of New Orleans, Louisiana.

Market share and competition

Coal

According to AME, we were among the 10 largest metallurgical coal exporters in the world in 2011. The following table lists the major world metallurgical coal exporters and their shares of the total metallurgical coal international trade in 2011.

Company	Metallurgical Coal Export (Millions of Tonnes)	% of Total Internationally Traded Metallurgical Coal
BHP Billiton Limited	28	11%
Mitsubishi Corporation	21	8%
Teck Resources Limited	20	8%
Anglo American plc	15	6%
Xstrata plc	14	5%
Rio Tinto Group	12	5%
Walter Energy Inc.	11	4%
Peabody Energy Corporation	8	3%
Mechel OAO	7	3%
New World Resources	6	2%
Other	120	46%

Total Metallurgical Coal Exports	262	100%

Source: AME.

According to Central Dispatching Department, in 2011 the Russian coal mining industry was represented by 205 companies, which operated 84 underground mines and 121 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data, the ten largest coal mining companies in Russia produced 74% of the overall coal production volume in 2011.

According to data from the Central Dispatching Department, in 2011, we were the largest coking coal producer in Russia, with a 20.2% share of total production by volume, and we had a 6.6% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2011, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
Mechel OAO	Southern Kuzbass Coal Company OAO	6,326	10.2%
	Yakutugol Holding Company OAO	6,249	10.1%
	Mechel Total	12,575	20.2%
Sibuglemet Holding	Polosukhinskaya Mine OAO	3,062	4.9%
	Mezhdurechye OAO(1)	3,433	5.5%
	Antonovskaya Mine ZAO	726	1.2%
	Bolshevik Mine OAO	422	0.7%
	Sibuglemet Total	7,641	12.3%
Severstal OAO	Vorkutaugol OAO	7,156	11.5%
Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	6,303	10.1%
Raspadskaya OAO	Raspadskaya OAO	6,251	10.1%
UMMC	Kuzbassrazrezugol Coal Company OAO	5,038	8.1%
MMK OAO	Belon OAO	4,036	6.5%
Stroyservis ZAO	Berezovsky Mine OOO	1,485	2.4%
	Barzasskoye Partnership OOO	1,218	2.0%
	Shestaky Mine OAO	835	1.3%
	Mine No. 12 OOO	462	0.7%
	Stroyservis Total	2,515	4.0%
Other		10,604	17.1%

Total		62,118	100.0%

Source: Central Dispatching Department.

(1)	We own 16.13% of Mezhdurechye OAO.

According to data from the Central Dispatching Department, in 2011, we were the fourth largest steam coal producer in Russia in terms of volume, with a 3.5% share of total production. The following table lists the main Russian steam coal producers in 2011, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

Group	Company	Steam Coal Production (Thousands of Tonnes)	% of Steam Coal Production by Volume
SUEK OAO	SUEK OAO (Kemerovo region)	26,359	9.6%
	SUEK OAO (Krasnoyarsk Krai)	28,289	10.3%
	Vostsibugol OOO (Irkutsk region)	13,567	4.9%
	SUEK OAO (Republic of Khakasia)	10,489	3.8%
	SUEK OAO (Tugnuysky open pit)	10,361	3.8%
	Primorskugol OAO	5,692	2.1%
	SUEK OAO (Zabaikalsk Krai)	5,500	2.0%
	Urgalugol OAO	3,229	1.2%
	Vostsibugol OOO (Irbeysky open pit)	2,233	0.8%
	SUEK Total	105,718	38.5%
UMMC	Kuzbassrazrezugol Coal Company OAO	41,948	15.3%
SDS-Ugol Holding Company OAO	Chernigovets ZAO	5,905	2.2%
	Listvyazhnaya Shaft Mine OOO	3,653	1.3%
	Salek ZAO	3,000	1.1%
	Yuzhnaya Shaft Mine OAO	2,316	0.8%
	UK Prokopyevskugol OOO	163	0.1%
	Kiselevsky Open Pit Mine OAO	2,092	0.8%
	Kiselevskaya Shaft Mine OOO	215	0.1%
	SDS-Ugol Total	17,343	6.3%
Mechel OAO	Southern Kuzbass Coal Company OAO	7,832	2.9%
	Yakutugol Holding Company OAO	1,796	0.7%
	Mechel Total	9,628	3.5%
Russian Coal Co	UK Stepnoy Open Pit Mine OOO	3,405	1.2%
	Amursky Coal OOO	3,164	1.2%
	Zadubrovsky Open Pit Mine OOO	1,132	0.4%
	Russian Coal Co Total	7,701	2.8%
Severstal OAO	Vorgashorskaya-2 Shaft Mine ZAO	3,726	1.4%
Sibuglemet Holding	Mezhdurechye OAO	2,232	0.8%
	UK Yuzhnaya OAO	915	0.3%
	Sibuglemet Total	3,147	1.1%
Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	2,965	1.1%
Stroyservis ZAO	Berezovsky Mine OOO	406	0.1%
	Permyakovsky Open Pit Mine OOO	1,330	0.5%
	Barzasskoye Partnership OOO	5	0.0%
	Mine No. 12 OOO	927	0.3%
	Shestaky Mine OAO	71	0.0%
	Stroyservis Total	2,737	1.0%
Other		79,627	29.0%

Total		274,541	100.0%

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

According to the U.S. Department of Energy/Energy Information Administration, the total production of coal in the United States in 2011 was 1,089.2 million short tons. Bluestone’s share of total production was 0.5%.

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, the Evraz Group and Severstal-Resurs, representing 69.4% of total production of iron ore concentrate. We were sixth in production volume in 2011 with 4.5 million tonnes of iron ore concentrate, representing 4.3% of total production of iron ore concentrate in Russia.

Mineral reserves (coal, iron ore and limestone)

Coal and iron ore

Our coal and iron ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves consist of proved and probable reserves.

IMC Group Consulting Ltd (“IMC”), an independent international consulting firm, has independently assessed our coal and iron ore assets by reviewing pertinent data, including resources, reserves, manpower requirements, environmental issues and the life-of-mine plans relating to productivity, production, operating costs, capital expenditures and revenues. In IMC’s view, all coal and iron ore reserves estimates have been substantiated by evidence obtained by it in site visits and observation and are supported by details of drilling results, analyses and other evidence and takes account of all relevant information supplied by us to IMC.

IMC confirms that our coal and iron ore reserves estimates are presented in accordance with the criteria for internationally recognized reserve and resource categories of the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (as amended) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”), and meet the standards set by the SEC in its Industry Guide 7. Coal and iron ore reserve estimates thus represented are referred to as JORC Ore Reserves.

Despite IMC’s review, the coal and iron ore reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on geological assumptions and statistical inferences which may ultimately prove to have been unreliable. Consequently, reserve estimates should be regularly revised based on actual production experience or new information and should therefore be expected to change. Notably, should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of metallurgical coal, steam coal or iron ore declines, or stabilizes at a price lower than recent levels, or if production costs increase or recovery rates decrease, it may become uneconomical to recover reserves containing relatively lower grades of mineralization and consequently our reserves may decrease. Conversely, should the price of metallurgical coal, steam coal or iron ore stabilize at a materially higher price than currently assumed, or if production costs decrease or recovery rates increase, it may become economical to recover material at lower grades than that assumed here and consequently our reserves may increase.

In previous years, we reported our reserves under the standards of United States Geological Survey Circular 831 (“USGS”). As of December 31, 2011, we began reporting our coal and iron ore reserves and resources under the JORC Code. Both USGS and JORC Code comply with the requirements set out in the SEC Industry Guide 7. Given the global nature of the markets in which we operate and the broad international acceptance of JORC reporting standards, we believe that reporting our reserves and resources under the JORC Code provides users of our disclosures with more readily-understandable and transparent information.

Concurrent with adopting JORC reporting standards for our reserves and resources reporting, we are reporting a significant increase in overall reserves of coal. Specifically, coal reserves increased from 1,316.0 million tonnes as at December 31, 2010 to 3,252.9 million tonnes as at December 31, 2011. Out of the total increase in reported reserves of 1,936.9 million tonnes, 1,672.9 million tonnes related to an increase in reported reserves at the Elga coal deposit from 515.5 million tonnes to 2,188.4 million tonnes. During the course of 2011, we completed the life of mine plans for the Elga deposit and as such were able to substantiate additional reserves arising from this mine.

The calculation of our reserves in Russia is based on the expected operational life of each deposit based on life-of-mine plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2012 through 2033. Our most significant licenses expire between 2012 and 2024. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have already received extension of two of our licenses and intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “— Regulatory Matters — Subsoil Licensing in Russia.”

The Bluestone companies’ mining permits expire in 2012 through 2016. Currently, six of our 45 permits issued by the U.S. National Pollutant Discharge Elimination System (NPDES) are pending renewal with the state of West Virginia following orders from the EPA. See “Item 3. Key Information — Risk Factors — Risks Relating to Other Countries Where We Operate — The Bluestone companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters and face a highly litigious environment.”

As of December 31, 2011, we had coal reserves totaling 3,252.9 million tonnes, of which approximately 83% was coking coal. The table below summarizes coal reserves.

Mines	Proved reserves(1)	Probable reserves(1)	Total	% in Open Pit
	(in thousands of tonnes)
Yakutugol	1,941,554	491,818	2,433,372	99.5%
Southern Kuzbass Coal Company	564,076	109,447	673,523	65.1%
Bluestone	73,783	72,179	145,962	59.1%

Total	2,579,413	673,444	3,252,857	90.6%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type.

Mines	Category	Coking	Steam	Anthracite	Lignite	Total(1)
	(in thousands of tonnes)
	Proved	1,842,772	15,175	0	83,607	1,941,554
	Probable	491,278	540	0	0	491,818

Yakutugol	Total	2,334,050	15,715	0	83,607	2,433,372
	Proved	195,487	296,526	72,063	0	564,076
	Probable	37,993	57,449	14,005	0	109,447

Southern Kuzbass Coal Company	Total	233,480	353,975	86,068	0	673,523
	Proved	73,783	0	0	0	73,783
	Probable	72,179	0	0	0	72,179

Bluestone	Total	145,962	0	0	0	145,962
	Proved	2,112,042	311,701	72,063	83,607	2,579,413
	Probable	601,450	57,989	14,005	0	673,444

Total		2,713,492	369,690	86,068	83,607	3,252,857

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth our reserves attributable to our Yakutugol mines as of December 31, 2011.

Mine	Proved reserves	Probable reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(in thousands of tonnes)			(in kcal/kg)
Neryungrinsky Open Pit(4)	148,541	1,298	149,839	8,200	0.30
Kangalassky Open Pit(5)	83,836	0	83,836	3,837-4,107	0.15-0.85
Dzhebariki-Khaya Underground(5)	11,337	0	11,337	4,490	0.30
Elga Open Pit(6)	1,697,840	490,520	2,188,360	7,500-8,600	0.30

Total	1,941,554	491,818	2,433,372

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $164-$170 per tonne (FCA basis) for coking coal and $44-$57 per tonne (FCA basis) for steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at the Neryungrinskaya Washing Plant. The average coal recovery factor is estimated to be 64%.
(5)	Coal is sold as ROM without processing.
(6)	The average coal recovery factor for ROM coal to be mined at Elga Open Pit will not be known until the seam mix and the design of the coal washing plant have been determined.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2011.

Mine	Proved reserves	Probable reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(in thousands of tonnes)			(in kcal/kg)
Krasnogorsky Open Pit	158,934	55,642	214,576	5,800	0.40
Olzherassky Open Pit	39,452	27,751	67,203	8,170	0.25
Tomusinsky Open Pit	15,716	3,232	18,948	8,350	0.30
Sibirginsky Open Pit	135,716	2,166	137,882	8,483	0.30
Sibirginskaya Underground	74,619	6,940	81,559	8,441	0.29
V.I. Lenina Underground	29,117	13,716	42,833	8,468	0.33
Olzherasskaya-Novaya Underground	66,292	0	66,292	7,900	0.30
Yerunakovskaya-1 Underground (project)	44,230	0	44,230	—	—
Yerunakovskaya-3 Underground (prospect)(6)	0	0	0	—	—
Yerunakovskaya-2 Underground (prospect)(6)	0	0	0	—	—
Olzherasskaya-Glubokaya Underground (prospect)(6)	0	0	0	—	—
Usinskaya Underground (prospect)(6)	0	0	0	—	—

Total	564,076	109,447	673,523

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $166-$168 per tonne (FCA basis) for coking coal and $53-$64 per tonne (FCA basis) for steam coal.
(3)	All mines except Tomusinsky Open Pit are 96.6% owned by us. Tomusinsky Open Pit is 74.5% owned by us. Reserves are presented on an assumed 100% basis.
(4)

Mined coal is processed at Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. The average coal recovery factor at these plants is estimated to be 58.3%, 80.7%, 74.7%, 76.7% and 88.7%, respectively.

(5)	Heat value is reported on a moisture- and ash-free basis.
(6)	Not considered by IMC in their review because these prospects presently do not have mine plans.

The table below sets forth our reserves attributable to our Bluestone mines as of December 31, 2011.

Complex	Proved reserves	Probable reserves	Total(1)(2)(3)	Heat Value(4)	% Sulfur
	(in thousands of tonnes)			(in Btu/lb)
Keystone Surface	33,025	30,586	63,611	14,724	0.75
Keystone Underground	10,432	9,131	19,563	14,724	0.75
Justice Energy Surface	3,955	2,321	6,276	14,626	0.97
Justice Energy Underground	3,787	8,619	12,406	14,626	0.97
Dynamic Energy Surface	8,460	7,978	16,438	14,611	1.01
Dynamic Energy Underground	14,124	13,544	27,668	14,611	1.01

Total	73,783	72,179	145,962

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $150 per tonne (FCA basis) for coking coal and $32 per tonne (FCA basis) for steam coal.
(3)

Mined coal is processed at our local washing plants at the Keystone, Justice Energy and Dynamic Energy operations. The average coal recovery factor is estimated to be 44.3%, 53.9% and 51.1%, respectively.

(4)	Heat value is reported on a moisture- and ash-free basis.

As of December 31, 2011, we had iron ore reserves (proved and probable) totaling 258.0 million tonnes at an average iron grade of 28.7%. The table below summarizes iron ore reserves by mine.

Mine	Proved reserves	Probable reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(in thousands of tonnes)
Korshunovsky Open Pit	63,511	45,697	109,208	25.6
Rudnogorsky Open Pit	53,017	37,053	90,070	33.2
Tatyaninsky Open Pit	1,100	873	1,973	24.2
Krasnoyarovsky Open Pit (project)	34,950	21,759	56,709	27.5

Total	152,578	105,382	257,960	28.7

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $77 per tonne (FCA basis).
(3)	All mines are 85.6% owned by us. Reserves are presented on an assumed 100% basis.
(4)	The average iron ore recovery factor is estimated to be 81.2%.

Limestone

Our limestone mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our limestone mineral reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our limestone mineral reserves has been prepared by our internal mining engineers as of December 31, 2011. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

Proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement is made to that effect. Our limestone proven and probable reserves are presented as combined in this document because, though our deposits have been drilled to a high degree of assurance, due to the methodology used in Russia to estimate reserves the degree of assurance between the two categories cannot be readily defined.

The subsoil license for our limestone mineral reserves is issued for defined boundaries and expires in January 2014. Our declared limestone reserves are contained within the current license boundary. Based on Russian law and practice, as evidenced by publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted a license extension through to the end of the expected operational life of the deposit. License extensions are being granted subject to the licensee not being in violation of the terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have already received extension of two of our mineral reserves licenses and we intend to extend our license for limestone deposit expected to remain productive subsequent to its license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities.

Therefore, we present our limestone mineral reserves in two categories. Material contained in the production schedule and cash flow that is expected to be mined prior to the license expiration date is referred to as “Within Subsoil License Term Reserves” and material contained in the production schedule and cash flow that is expected to be mined after the license expiration date is referred to as “Outside Subsoil License Term Reserves.”

As of December 31, 2011, we had limestone reserves (proven and probable) totaling 18.4 million tonnes at 55.2% calcium oxide.

Limestone Reserves(1)(2)(3)	Within Subsoil License Term	Outside Subsoil License Term	Total	Grade (% CaO)
	(In millions of tonnes)
Pugachevsky Open Pit	3.9	14.5	18.4	55.2

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.
(2)

We own 100% of Mechel Materials, which owns 100% of Pugachevsky Open Pit, the holder of the subsoil license for the Pugachevsky limestone quarry. Reserves are presented for the mine on an assumed 100% ownership basis.

(3)	In estimating our reserves we use an average price of $5.42 per tonne of commodity limestone and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.

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

Our steel segment has production facilities in Russia, Lithuania, Romania, the United Kingdom and Ukraine. Our total steel output was 5.5 million tonnes in 2009, 6.1 million tonnes in 2010 and 6.1 million tonnes in 2011.

Description of key products

Pig iron. Pig iron is an iron alloy with usual carbon content of above 2% which is produced from smelting iron ore feed (sinter, pellets and other ore materials) in the blast furnace. Liquid pig iron is used as an intermediate product in the manufacturing of steel. Cold pig iron can be used as charging material for steel manufacturing in electric arc furnaces and in manufacturing of cast iron in cupolas. Cold pig iron is brittle. We sell small volumes of pig iron from our Chelyabinsk Metallurgical Plant to third parties.

Semi-finished products. Semi-finished products typically require further milling before they are useful to end consumers. We offer semi-finished billets, blooms and slabs. Billets and blooms are precursors to long products and have a square cross section. The difference between billets and blooms is that blooms have a larger cross-section which is more than eight inches and is broken down in the mill to produce rails, I-beams, H-beams and sheet piling. Slabs are precursors to flat products and have a rectangular cross section. Such types of products can be produced both by continuous casting of liquid steel and by casting of liquid steel in casting forms with subsequent drafting on blooming mills. We offer our customers billets and blooms produced by Mechel Targoviste, Izhstal, Chelyabinsk Metallurgical Plant, Donetsk Electrometallurgical Plant and Ductil Steel, as well as slabs produced by Chelyabinsk Metallurgical Plant.

Long steel products. Long steel products are rolled products used in many industrial sectors, particularly in the construction and engineering industries. They include various types of products, for example, rebar, calibrated long steel products and wire rod, which could be supplied both in bars and coils in a wide range of sizes. Our long products are manufactured at Chelyabinsk Metallurgical Plant, Izhstal and Beloretsk Metallurgical Plant in Russia, Mechel Campia Turzii, Mechel Targoviste and Ductil Steel in Romania, and Invicta Merchant Bar in the United Kingdom.

We offer our customers a wide selection of long steel products produced from various kinds of steel, including rebar, calibrated long steel products, steel angles, round products, surface-conditioned steel products, wire rod and others.

Flat steel products. Flat steel products are manufactured by multiple drafting slabs in forming rolls with subsequent coiling or cutting into sheets. Plates are shipped after hot rolling or heat treatment. Coiled stock can be subject to cutting lengthwise into slit coils or crosswise into sheets. Stainless steel is used to manufacture plates and cold-rolled sheets in coils and flat sheets. Hot-rolled plates and carbon and alloyed coiled rolled products are manufactured at Chelyabinsk Metallurgical Plant.

Stampings and forgings. Stampings are special parts stamped from metal billets. Forgings are specialty products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our forgings and stampings are offered on a made-to-order basis according to minimum batches depending on the products’ sizes. Our product offerings include rollers and axles used in vehicle manufacturing; gears and wheels; bars; and others. Our stampings and forgings are produced at Urals Stampings Plant, including its branches in Izhevsk and Chelyabinsk.

Wire products and seized rolling. Wire products are the result of processing of wire rod and rolled band which are ready for use in manufacturing and consumer applications. Our wire products are manufactured at Izhstal, Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant in Russia, Mechel Campia Turzii and Ductil Steel in Romania and Mechel Nemunas in Lithuania. Our wide-ranging wire products line includes spring wire; welding electrodes; bearing wire; precision alloy wire; high and low carbon concrete reinforcing wire; galvanized wire; copper-coated and bright welding wire; various types of nails; steel wire ropes specially engineered for the shipping, aerospace, oil and gas and construction industries; aerials for electric trams and buses; steel wire ropes for passenger and freight elevators; general-purpose wire; steel straps and clips; chain link fences; welded (reinforcing) meshes; wire fiber for concrete reinforcing; and others.

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2011	2010	2009
	(In thousands of tonnes)
Pig Iron	3,728	4,149	3,805
Semi-Finished Steel Products, including:	2,046	2,212	1,913
Carbon and Low-Alloyed Semi-Finished Products	1,513	1,783	1,806
Long Steel Products, including:	3,590	3,515	3,099
Stainless Long Products	12	12	22
Alloyed Long Products	329	383	63
Rebar	2,091	1,901	1,536
Wire Rod	597	713	631
Low-Alloyed Engineering Steel	396	341	430
Flat Steel Products, including:	539	443	345
Stainless Flat Products	48	46	31
Carbon and Low-Alloyed Flat Products	491	397	313
Forgings, including:	85	76	49
Stainless Forgings	4	3	2
Alloyed Forgings	53	45	30
Carbon and Low-Alloyed Forgings	24	28	16
Stampings	117	97	61
Wire Products, including:	997	869	627
Wire	774	672	487
Ropes	62	58	41

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace, or BOF, and production in an electric arc furnace, or EAF.

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. Approximately 70% of the world’s steel output is made in a BOF, most typically in large-scale plants that must produce 3-4 million tonnes per year to be economically efficient.

In EAF steel manufacturing, steel is generally produced from remelted scrap. Heat to melt the scrap is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 29% of world steel output is made in EAFs.

Steel products are broadly subdivided into two categories — flat and long products. Flat products are hot-rolled or cold-rolled coils and sheets that are used primarily in manufacturing industries, such as the white goods and automotive industries. Long products are used for construction-type applications (beams, rebar) and the engineering industry. To create flat and long products, molten steel is cast in continuous-casting machines or casting forms (molds). The molten steel crystallizes and turns into semi-finished products in the form of blooms, slabs or ingots. Ingots and blooms have a square cross-section and are used for further processing into long products. Slabs have a rectangular cross-section and are used to make flat products. All products are rolled at high temperatures, a process known as hot rolling. They are drawn and flattened through rollers to give the metal the desired dimensions and strength properties. Some flat steel products go through an additional step of rolling without heating, a process known as cold rolling and is used to create a permanent increase in the hardness and strength of the steel. After cold rolling, annealing in furnaces with gradual cooling that softens and stress-relieves the metal is periodically required. Oil may be applied to the surfaces for protection from rust.

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

Steel production facilities

Most of our metallurgical plants have obtained a certificate of quality under ISO international standards. For example, the main manufacturing processes at Beloretsk Metallurgical Plant, Mechel Campia Turzii, Chelyabinsk Metallurgical Plant, Mechel Targoviste, Laminorul Plant, Ductil Steel, Urals Stampings Plant, Donetsk Electrometallurgical Plant, Ramateks and Izhstal are ISO 9001:2008 certified. Donetsk Electrometallurgical Plant, Ductil Steel and wire-drawing workshops No. 1 (TS1) and No. 3 (TOT3) of Mechel Campia Turzii are also certified under environmental protection standard ISO 14001.

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

The plant sources all of its coking coal needs from Southern Kuzbass Coal Company and from Yakutugol and most of its iron ore needs from our Korshunov Mining Plant and a majority of its nickel needs from our Southern Urals Nickel Plant. In 2006, coke production and specialty steel production were separated from Chelyabinsk Metallurgical Plant into separate entities, including Mechel Coke, which were wholly-owned subsidiaries of Chelyabinsk Metallurgical Plant. In August 2007, ownership of Chelyabinsk Metallurgical Plant’s specialty steel operations was transferred to the Chelyabinsk branch of Urals Stampings Plant. In June 2010, a 100% interest in Mechel Coke was transferred to Mechel Mining.

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; two EAF workshops equipped with electric arc ovens of 100 and 125 tonnes, respectively; five concasting machines; a blooming mill for 200-320 millimeter billets; five long products rolling mills for 6.5-190 millimeter round bars and 75-156 millimeter square bars, wire rod, rebar steel, bands and long products; a hot-rolled flat product workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeter cold-rolled stainless sheet. In addition, we have at our Chelyabinsk Metallurgical Plant four sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Sintering	5,120	89.4%	—
Pig Iron	4,300	86.7%	—
Steel-making	4,964	98.5%	213
Rolling	4,751	91.0%	—

Chelyabinsk Metallurgical Plant produced 4.9 million tonnes of raw steel and 4.3 million tonnes of rolled products in 2011.

In the second half of 2007, we began an upgrade of Chelyabinsk Metallurgical Plant’s arc-furnace melting shop No. 6 to increase the slab concaster production capacity to 1.2 million tonnes per year. Danieli & C. Officine Meccaniche S.p.A. (“Danieli”), an Italian supplier of equipment and plants to the metals industry, is the basic equipment provider for the concasting machine and the out-of-furnace processing complex. In July 2010, we comissioned new production complex in arc-furnace melting shop No. 6 which consists of ladle furnace, vacuum degasser and a slab concaster. Currently, the slab concaster is in commercial operation.

In 2008, we initiated construction of a universal rail and structural rolling mill at the Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum.

The project will require $665.3 million in capital investments. On June 30, 2008, Chelyabinsk Metallurgical Plant entered into an agreement with Danieli to supply the universal rolling mill. The total amount of the contract is €220.0 million. In order to perform design, construction-and-assembling and pre-commissioning works on the rolling mill, on October 29, 2008, Chelyabinsk Metallurgical Plant signed a contract with the Chinese construction company Minmetals Engineering Co. Ltd. (“Minmetals”). The contract is concluded on a turnkey basis with a total value of $261.0 million.

At present, the construction of an annex to the building of the rolling shop No. 3 is being completed; approximately 85% of the basic technological equipment has been supplied, and assemblage of the equipment has begun. The launch of the universal rolling mill is scheduled for 2012. In December 2011, the blooming concaster No. 5 of the oxygen-converter shop was launched, which should supply the rolling mill with continuous cast billets of a large cross-section, as well as reduce the portion steel poured into ingots.

We expect that the main target customers for the universal mill products will be Russian Railways and construction companies. On November 13, 2008, Chelyabinsk Metallurgical Plant and Russian Railways signed an agreement for supply of rails for the period until 2030. The annual minimum supply volume is fixed at 400 thousand tonnes of rail. Performance under the agreement is subject to the commissioning of the universal rail and structural steel mill at the Chelyabinsk Metallurgical Plant.

In December 2010, Mechel Materials started the assembling of the main manufacturing equipment of the grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 million tonnes capacity per annum on the premises of Chelyabinsk Metallurgical Plant. The main raw material will be blast furnace slag produced by Chelyabinsk Metallurgical Plant, which will result in non-waste production of pig iron at the facility. This complex will be the first Russian facility producing high-quality Portland blast-furnace slag cement of certain grade (CEMIII/A). Portland blast-furnace slag cement is widely used for production of reinforced concrete goods which are widely used in construction industry. The general contractor is Austrian FMW GmbH. The amount to be invested is estimated at $174.7 million. The commissioning of the grinding-mixing complex is planned for the second quarter of 2012.

Izhstal

Izhstal is a specialty steel producer located in the western Urals city of Izhevsk, in the Udmurt Republic, a Russian administrative region also known as Udmurtia. Its customer base is largely comprised of companies from the aircraft, defense, automotive, agricultural, power, oil and gas and construction industries. We acquired Izhstal in 2004.

Izhstal’s principal production facilities include two EAFs of 30 and 40 tonnes; two ladle furnaces and a ladle vacuum oxygen decarburizer; a blooming mill for 100-220 millimeter square billets; three medium-sized long products rolling mills for 30-120 millimeter round bars, 30-90 millimeter square bars, bands and hexagonal bars; and one continuous small sort wire mill for 5.5-29 millimeter round, 12-28 millimeter square and 12-27 millimeter hexagonal light sections, reinforced steel and bands. In January 2011, stampings production was separated and transferred to the branch of Urals Stampings Plant. In June 2011, wire products production, which includes various drawing machines, a pickling line, bell furnaces and patenting lines, was spun-off into a branch of Beloretsk Metallurgical Plant. The following table sets forth the capacity and the capacity utilization rate for each of Izhstal’s principal production areas.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Steel-making	351	80.3%	—
Rolling	420	86.6%	—
Wire products and seized rolling	31	99.9%	—

Izhstal produced approximately 281.8 thousand tonnes of raw steel, 363.7 thousand tonnes of rolled products and approximately 31.0 thousand tonnes of wire products and seized rolling in 2011.

In order to improve Izhstal’s efficiency, in the second half of 2007 we began the first stage of an upgrade at the Izhstal mill, including the installation of a new modern electric arc furnace with a total capacity of 40 tonnes, an out-of-furnace processing complex and a new concasting machine, in addition to reconstruction of rolling mill No. 250 and the disposal of outdated open-hearth furnaces. The new electric steel-making complex was comissioned in September 2010 and currently the equipment is in commercial operation. Reconstruction of rolling mill No. 250 which had been suspended due to the global financial and economic crisis of 2008-2009 was resumed in October 2010. In September 2011, the rolling mill was commissioned and currently guarantee tests are being carried out. The upgrade process will result in: (1) significant reductions in consumption of metal, natural gas and electric power in rolled product manufacturing, (2) improvements in product quality to meet current international standards and expansion of product range, and (3) environmental improvements.

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

Beloretsk Metallurgical Plant’s principal production lines include a steel-rolling workshop equipped with a wire mill for production of 5.5-13.5 millimeter wire rod; a number of wire products workshops equipped with drawing, rewinding, wire stranding, cabling and closing machines and heat treatment furnaces, wire annealing and galvanizing, patenting and galvanizing lines; low relaxation prestressed concrete wire and strand lines and a cold rolling line. In 2011, we invested $1.4 million to improve product quality, increase output, reduce production costs and increase profitability. In June 2011, wire products production facilities were transferred to Beloretsk Metallurgical Plant from Izhstal. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Beloretsk Metallurgical Plant’s principal production areas.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Rolling	630	97.4%	—
Wire products	590	96.9%	—

Beloretsk Metallurgical Plant together with its branch produced a total of 693.4 thousand tonnes of steel products made from semi-finished products in 2011, including Chelyabinsk Metallurgical Plant’s semi-finished products (wire rod) which were used in wire products production in the amount of 81.8 thousand tonnes. Wire products production amounted to 572.0 thousand tonnes. Rolled products production amounted to a total of 613.5 thousand tonnes, out of which 492.1 thousand tonnes were further processed into wire products and 121.4 thousand tonnes constituted the output volume of wire rod for third-party customers.

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

Vyartsilya Metal Products Plant’s principal production facilities include drawing and chain linking machines and nail-making presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Wire products	130	94.3%	—

Vyartsilya Metal Products Plant produced 122.6 thousand tonnes of wire products in 2011.

Urals Stampings Plant

Urals Stampings Plant produces stampings from specialty steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its specialty steel needs from Chelyabinsk Metallurgical Plant. We acquired Urals Stampings Plant in 2003.

Principal production facilities of the Urals Stampings Plant and its branches in Izhevsk and Chelyabinsk include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	213	94.7%	—

Urals Stampings Plant produced 201.3 thousand tonnes of specialty steel stampings in 2011.

Mechel Targoviste

Mechel Targoviste is a major Romanian EAF steel mill that produces specialty and carbon long steel products and seized rolling. Mechel Targoviste is the largest producer of rebar in Romania and the second largest producer of raw steel in Romania, according to Metal Invest Consulting, a member of UniRomSider, a Romanian association of steel manufacturers. The plant’s customers are largely from the engineering, seized rolling and construction industries. We acquired Mechel Targoviste in 2002.

Mechel Targoviste’s principal production lines include an EAF workshop equipped with one modernized electric arc furnace of 75 tonnes; a steel vacuum processing machine and two ladle furnaces; a concasting machine; and two continuous long products rolling mills for 20-80 millimeter round bars, 60-70 millimeter square bars, 24-57 millimeter hexagonal bars, bands 6-12 millimeters thick and 60-120 millimeters wide, 12-26 millimeter bundle bars and 10-40 millimeter bar reinforcing rolled products. The following table sets forth the capacity utilization rate and the planned increase in capacity for each of Mechel Targoviste’s principal production areas.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Steel-making	550	92.4%	—
Rolling	550	98.1%	—
Seized rolling	18	35.6%	—

Mechel Targoviste produced 508.2 thousand tonnes of raw steel, 539.3 thousand tonnes of rolled products and 6.4 thousand tonnes of seized rolling in 2011.

In 2011, Mechel Targoviste experienced high rolling capacity utilization rates due to efforts to reduce semi-fixed costs as well as variable costs with respect to power resources through an increase of equipment utilization rate. The low seized rolling capacity utilization rates in 2011 resulted from a decrease in demand for seized rolling both in domestic and export markets.

Mechel Campia Turzii

Mechel Campia Turzii is a Romanian wire products plant that produces different kinds of wire products (including various types of wire, ropes, meshes, welding electrodes and nails) as well as long steel products. The plant’s customers are largely from the construction and engineering industries. We acquired Mechel Campia Turzii in 2003.

Mechel Campia Turzii’s principal production lines include several wire-drawing workshops equipped with drawing machines, nail-making presses and wire annealing and galvanizing lines, wire patenting lines, as well as combined wire patenting and galvanizing lines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Mechel Campia Turzii’s principal production areas.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Rolling(1)	300	88.6%	—
Wire products	100	80.3%	—

(1)	Includes steel rolled for further processing in the wire products manufacturing process as well as rolling of products ready for sale.

Mechel Campia Turzii produced 189.3 thousand tonnes of rolled products and 80.3 thousand tonnes of wire products in 2011.

Mechel Nemunas

Mechel Nemunas is a Lithuanian wire products plant that produces drawn, annealed and seized wire, nails, steel wire fiber and chain link fences. Its customers are primarily from the construction, engineering and furniture industries. We acquired Mechel Nemunas in 2003.

Mechel Nemunas’s principal production facilities include drawing machines and nail-making presses with shank threading, chain linking machines and bell furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas’s principal production area.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Wire products	90	80.6%	—

Mechel Nemunas produced 72.5 thousand tonnes of wire products in 2011.

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

The main objective of the Mechel East Europe Metallurgical Division is to coordinate the operations of Mechel’s steel subsidiaries in Eastern Europe, including investment, modernization, streamlining and production cost reduction efforts through the implementation of efficient logistics planning for raw material purchases and product marketing, as well as to provide our Romanian plants with our own billets. Additionally, the Mechel East Europe Metallurgical Division handles human resources policy and coordinates contacts with banks and other financial institutions. The division’s top priority is the modernization of the Ductil Steel Buzau, Otelu Rosu, Mechel Targoviste, Mechel Campia Turzii and Laminorul steel plants.

Ductil Steel’s principal production facilities include one EAF of 110 tonnes; a ladle furnace of 105 tonnes; a concasting machine; a continuous rolling mill; and several wire-processing workshops equipped with drawing machines, nail-making presses and wire annealing, annealing and galvanizing lines, cold rolling lines for reinforcing wire and mesh-welders for its processing into reinforcing meshes. In June 2011, second EAF of 110 tonnes equipped with COSS system for scrap heating by waste gases was commissioned at the Otelu Rosu plant. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Ductil Steel’s principal production area.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Steel-making	600	67.0%	—
Rolling	300	62.6%	—
Wire products	120	93.6%	—

Ductil Steel produced 402.1 thousand tonnes of raw steel, 187.9 thousand tonnes of rolled products and 112.3 thousand tonnes of wire products in 2011.

Laminorul Plant

Laminorul Plant is a steel plant located in southeast Romania in close proximity to the Braila ports on the Danube River. The plant has two rolling mills for production of structural shapes (including beams, channels, equal and unequal angles for engineering and construction industries), which have a production capacity of over 380,000 tonnes of rolled products per year. Laminorul Plant is the only producer in Romania of flat bulb steel used in shipbuilding. We acquired Laminorul Plant in 2010. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Laminorul Plant’s principal production area.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Rolling	380	62.5%	—

Laminorul Plant produced 237.7 thousand tonnes of rolled products in 2011.

Donetsk Electrometallurgical Plant

Donetsk Electrometallurgical Plant is a Ukrainian plant located in Donetsk, which specializes in the production of continuous cast billets and rolled round billets from high-quality grades of steel with thermal treatment. The plant’s customers are largely from the automotive and shipbuilding industries. We acquired Donetsk Electrometallurgical Plant in December 2011.

Donetsk Electrometallurgical Plant’s principal production facilities include an EAF of 130 tonnes; a ladle furnace; a vacuum degasser; a concasting machine; and a blooming workshop equipped with heat treatment machines.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in “— Steel Segment” do not include intercompany sales.

	2011		2010		2009
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Pig Iron	122.6	1.7%	63.5	1.1%	45.4	1.4%
Semi-Finished Products, including:	1,300.1	18.2%	1,235.6	22.1%	496.8	15.8%
Carbon and Low-Alloyed Semi-Finished Products(1)	1,072.6	15.0%	1,091.9	19.5%	481.3	15.3%
Long Steel Products, including:	3,076.5	43.0%	2,266.8	40.6%	1,469.9	46.6%
Stainless Long Products	33.5	0.5%	51.8	0.9%	43.4	1.4%
Alloyed Long Products	310.9	4.3%	226.5	4.1%	69.4	2.2%
Rebar	1,645.5	23.0%	1,150.3	20.6%	881.6	28.0%
Wire Rod	214.3	3.0%	287.5	5.1%	203.5	6.5%
Carbon and Low-Alloyed Engineering Steel	872.3	12.2%	550.7	9.9%	272.0	8.7%
Flat Steel Products, including:	739.5	10.3%	487.3	8.7%	257.2	8.3%
Stainless Flat Products	224.2	3.1%	204.6	3.7%	103.2	3.3%
Carbon and Low-Alloyed Flat Products	515.3	7.2%	253.6	4.5%	154.0	4.9%
Forgings, including:	167.0	2.3%	121.0	2.2%	76.4	2.4%
Stainless Forgings	43.1	0.6%	22.8	0.4%	12.2	0.4%
Alloyed Forgings	11.6	0.2%	6.5	0.1%	2.7	0.1%
Carbon and Low-Alloyed Forgings	74.7	1.0%	67.4	1.2%	58.8	1.9%
Forged Alloys	37.7	0.5%	24.2	0.4%	2.1	0.1%
Stampings	302.3	4.2%	191.4	3.4%	136.8	4.4%
Wire Products, including:	944.3	13.2%	723.0	12.9%	471.9	15.0%
Wire	641.9	9.0%	491.5	8.8%	319.5	10.2%
Ropes	92.6	1.3%	75.2	1.3%	45.8	1.5%
Other	502.2	7.0%	497.7	8.9%	188.8	6.0%

Total	7,154.4	100%	5,586.2	100%	3,143.3	100%

(1)	Excludes revenues from slab sales.

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2011	2010	2009
Russia	53.5%	54.7%	49.7%
Other CIS	6.4%	7.0%	8.0%
Europe	23.3%	17.9%	18.9%
Asia	0.8%	2.8%	6.0%
Middle East(2)	10.8%	14.7%	16.0%
United States	1.8%	0.3%	0.3%
Other	3.4%	2.6%	1.1%

Total	100%	100%	100%

(1)

The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

(2)	Our steel segment sales to Middle East primarily go to Iran, Turkey, Saudi Arabia and Syria, which together accounted for 97% of the total steel segment sales to Middle East in 2011.

In 2011, the five largest customers of our steel segment products were Al-Ittefaq Steel Products Co. (semi-finished steel), Stemcor (semi-finished steel, long steel products and steel wire), Cognor (long and flat steel products, forgings and wire products), The David J. Joseph Company (pig iron) and VA Intertrading Aktiengesellschaft (semi-finished steel, pig iron and wire rod), which together accounted for 5.2% of our steel segment sales.

In 2011, we continued operations with the related metallurgical plants. We also continued selling pig iron and semi-finished products to Metallurg-Trust. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” These transactions furthered all parties’ interests in expanding our group’s operations and products range in the steel market and allowing the related metallurgical plants access to our group’s strong supply and sales networks. Revenues from sales to related metallurgical plants and Metallurg-Trust amounted to 11.8% of our steel segment sales in 2011.

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

Based on such documentation, we are aware that certain of our products are sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran and Syria (the “Sanctioned Countries”). We estimate that approximately 4.0% of our total sales in 2011 were sold in the Sanctioned Countries, mostly by independent distributors to other distributors or end-users. Such sales accounted for 7.3% of our total sales in 2010.

In addition, we have a very limited number of direct sales to customers in the Sanctioned Countries, amounting to approximately 0.6% of our total sales in 2011.

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

Products	2011	2010	2009
	(In millions of U.S. dollars, except for percentages)
Pig Iron	122.6	63.5	45.4
Domestic Sales	17.7%	62.7%	39.8%
Export	82.3%	37.3%	60.2%
Semi-Finished Steel Products	1,300.1	1,235.6	496.8
Domestic Sales	26.9%	18.2%	7.8%
Export	73.1%	81.8%	92.2%
Long Steel Products	3,076.5	2,266.8	1,469.9
Domestic Sales	81.9%	76.1%	69.3%
Export	18.1%	23.9%	30.7%
Flat Steel Products	739.5	487.3	257.2
Domestic Sales	86.1%	92.2%	86.5%
Export	13.9%	7.8%	13.5%
Forgings	167.0	121.0	76.4
Domestic Sales	78.4%	74.5%	60.1%
Export	21.6%	25.5%	39.9%
Stampings	302.3	191.4	136.8
Domestic Sales	91.9%	92.7%	85.5%
Export	8.1%	7.3%	14.5%
Wire Products	944.3	723.0	471.9
Domestic Sales	78.2%	79.1%	76.4%
Export	21.8%	20.9%	23.6%
Other	502.2	497.7	188.8
Domestic Sales	97.9%	95.3%	88.1%
Export	2.1%	4.7%	11.9%

Total	7,154.4	5,586.2	3,143.3

Domestic Sales	72.2%	67.2%	63.2%
Export	27.8%	32.8%	36.8%

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

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2011.

Use by Industry	Metal Works, Wire Products Plants	Pipe Factories	Construction	Engineering	Railway Construction, Repair	Power Generation	Other Industries(1)
Semi-Finished Steel Products	99.7%	0.0%	0.0%	0.1%	0.0%	0.0%	0.1%
Long Steel Products	4.2%	2.2%	48.1%	9.6%	0.4%	0.1%	35.5%
Flat Steel Products	14.8%	3.9%	20.3%	13.3%	0.2%	0.5%	47.0%
Forgings	5.7%	39.1%	0.0%	15.1%	0.0%	0.0%	40.2%
Stampings	0.1%	0.0%	0.0%	91.4%	0.6%	0.0%	7.9%
Wire Products	13.7%	0.5%	19.7%	8.8%	4.3%	0.2%	52.8%

(1)	Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

Marketing and distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Our overall sales strategy is to develop long-term, close partnerships with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end-user customers, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers with the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong brand identity for Mechel throughout Russia and other countries of the CIS, Central and Eastern Europe, Southeast Asia and the Middle East (in particular, Iran, Turkey, Saudi Arabia and Syria).

Mechel Service Global, through its subsidiaries, provides local end-user customers in Europe, Russia, Kazakhstan and Turkey with our steel products. Mechel Service Global’s subsidiaries help us to develop and service our long-standing customer relationships by providing highly specialized and technical sales and service to our customers.

In 2011, most of our production facilities handled their domestic wholesales independently, and our export wholesales were marketed by Mechel Trading.

We also market and sell steel products sourced from, and supply our products as well as products we purchase on the market to, related metallurgical plants. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, a Russian subsidiary of Mechel Service Global, has 96 storage sites in 70 cities throughout Russia to serve our end-user customers, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. Mechel Service had 2,246 employees as of December 31, 2011.

Our Romanian domestic sales are carried out by our Romanian subsidiaries Mechel Campia Turzii, Mechel Targoviste, Ductil Steel, Laminorul Plant and Mechel Service Romania.

Export sales

Most of the exports in our steel segment are made to independent distributors, which then sell our products to end users. Our subsidiary Mechel Trading has a branch office in Belgium and a representative office in Turkey.

We actively develop sales of high-quality rolled steel products to local end-user customers in Europe through Mechel Service Global’s subsidiaries. In 2010, Mechel Service Global established new subsidiaries in the UK, France and Hungary, as well as WNL Staal B.V. (Netherlands), Femax a.s. (Czech Republic) and Ramateks Metal Sanayi ve Ticaret a.s. (Turkey) entered into Mechel Service Global that year. In Germany, HBL Holding, a subsidiary of Mechel Service Global, opened three new offices. In 2011, we developed our sales in Europe primarily through the establishment and launching of new centers for processing of high-quality rolled steel products to meet the requirements of end customers. Our production facilities supply high-quality rolled steel products to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality rolled steel products to manufacturing and service companies on a walk-in basis.

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

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 83.7% of overall domestic crude steel output in 2011, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•

Magnitogorsk Iron & Steel Works OAO (“MMK”) is Russia’s largest steel manufacturer by volume, accounting for 17.6% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2011. MMK’s product mix is comprised mostly of flat products, representing 84.6% of its commercial steel products output (including semis) in 2011. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 38.9% of its output in 2011. Its production facilities are located in Magnitogorsk in the southern Urals.

•

Evraz Group S.A., whose Russian operations include the steel producers Nizhny Tagil Metallurgical Works OAO, ZapSib and Kuznetsky Metallurgical Works OAO, is Russia’s second largest steel manufacturer by volume on a consolidated basis, accounting for 17.3% of Russia’s total commodity steel products output in 2011. Evraz Group focuses on the production of long products, including rebars, wire rods and profiled rolled products (such as rails, beams and channels). Evraz Group also controls iron ore producers Kachkanar GOK OAO and Vysokogorsky GOK OAO and coking coal producer Yuzhkuzbassugol Coal Company OAO, and has an equity investment in Raspadskaya OAO, which produces coking coal.

•

Novolipetsk Metallurgical Works OAO (“NLMK”) had 15.3% of the volume of Russian commodity steel production in 2011. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 68.9% of its products in 2011. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoylensky GOK. The company’s steel facilities are located in Lipetsk, to the southeast of Moscow. NLMK also controls Maxi-Group OAO in Russia, which operates two steel production sites in the Sverdlovsk region: square billet and long steel producer Nizhneserginsky Hardware & Metallurgical Works and long steel and wire products producer Berezovsky Electro-Steel Works. These facilities are managed by the NLMK-Long steel OOO which had a 3.1% share in domestic commodity steel products output in 2011.

•

Severstal OAO had a 17.1% share by volume of Russian commodity steel products output in 2011. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products and controls 31.4% of Russia’s total flat products output. Domestic sales accounted for 60.4% of Severstal’s output in 2011, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls coal producer VorkutaUgol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•

Metalloinvest Management Company OOO (“Metalloinvest”), whose Russian assets consist of Oskolsky Electric Metallurgical Works OAO (“OEMK”) and Ural Steel OAO, had a 7.6% share of Russian commodity steel products output. OEMK produces only long products, and Ural Steel produces both long and flat products. Metalloinvest exported 63.0% of its commodity steel production in 2011. The company’s production facilities are located in the Central and Urals federal districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities: Lebedinsky GOK OAO and Mikhailovsky GOK OAO.

Source: Company websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, Evraz Group and Metalloinvest produce primarily long products. Mechel is the second largest and most comprehensive producer of specialty steel and alloys in Russia, and accounted for 27.8% of total Russian specialty steel output by volume in 2011, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and specialty long steel products, according to Metal Expert and Chermet.

In the Russian non-specialty long steel products category, our primary products and our market position by production volume in 2011 were as follows, according to Metal Expert:

•

Reinforcement bar (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2011, the largest domestic rebar producers were Evraz Group (26.0%), Mechel (24.2%), NLMK-Long steel (19.0%) and Abinsk Electric Steel Works (7.4%).

•	Wire rod — There were five major producers of wire rod in Russia in 2011: Mechel (35.0%), Evraz Group (18.8%), NLMK-Long steel (13.7%), Severstal (12.2%) and MMK (17.6%).

OEMK, an electric arc furnace steel mill specializing in long carbon and specialty steel products and our nearest specialty steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of specialty long steel products (bearing, tool, high-speed and stainless steel) in 2011, producing 14.6% of the total Russian output by volume, and we had significant shares of Russian 2011 production volumes of stainless long products (16.5%), tool steel (26.8%) and high-speed steel (50.6%).

The following tables set forth additional information regarding our 2011 market shares in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Evraz Group S.A.	5,508	32.8%
Mechel OAO	3,062	18.2%
NLMK-Long steel OOO	1,552	9.3%
MMK OAO	1,501	8.9%
Severstal OAO	1,035	6.2%
Metalloinvest Management Company OOO	873	5.2%
Other	3,259	19.4%

Total	16,790	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	927	35.0%
Evraz Group S.A.	498	18.8%
MMK OAO	465	17.6%
NLMK-Long steel OOO	362	13.7%
Severstal OAO	324	12.2%
Other	71	2.7%

Total	2,647	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Evraz Group S.A.	1,632	26.0%
Mechel OAO	1,519	24.2%
NLMK-Long steel OOO	1,190	19.0%
Abinsk Electric Steel Works OOO	466	7.4%
Revyakino Metal-Rolling Plant OAO	369	5.9%
Other	1,098	17.5%

Total	6,274	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	47.6	80.1%
VMZ Red October	10.0	16.7%
MMZ Hammer & Sickle	0.2	0.3%
Other	1.7	2.9%

Total	59.5	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	677.8	38.9%
Severstal-Metiz OAO	394.7	22.7%
MMK-Metiz OAO	250.2	14.4%
NLMK-Long steel OOO	237.5	13.6%
Evraz Group S.A.	158.9	9.1%
Other	23.5	1.3%

Total	1,742.6	100.0%

Source: Prommetiz, manufacturers’ data.

Wire products — Spring wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	44.4	57.5%
Severstal-Metiz OAO	24.8	32.2%
MMK-Metiz OAO	7.9	10.3%

Total	77.1	100.0%

Source: Manufacturers’ data.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz OAO	58.1	54.7%
Mechel OAO	41.0	38.6%
MMK-Metiz OAO	7.1	6.7%

Total	106.2	100.0%

Source: Manufacturers’ data.

The following tables set forth additional information on our market shares in Romania for various categories of steel products in 2011.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel companies (Mechel Targoviste, Mechel Campia Turzii, Ductil Steel)	522.7	100.0%

Total	522.7	100.0%

Wire rod

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel companies (Mechel Campia Turzii, Ductil Steel)	324.3	100.0%

Total	324.3	100.0%

Sections, bars (profiles)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel companies (Mechel Targoviste, Laminorul Plant)	230.0	84.4%
TMK-SCRresita	26.5	9.7%
ArcelorMittal Hunedoara	16.0	5.9%

Total	272.5	100.0%

Cold-drawn wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel companies (Mechel Campia Turzii, Ductil Steel)	63.2	49.1%
Metalicplas Dej	23.5	18.3%
Sarme si Cabluri Harsova	16.4	12.7%
Dan Steel Beclean	14.8	11.5%
Ductil Buzau	9.6	7.5%
Cord Buzau	1.1	0.9%

Total	128.6	100.0%

Galvanized wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel companies (Mechel Campia Turzii, Ductil Steel)	56.2	57.6%
Dan Steel Beclean	27.6	28.3%
Sarme si Cabluri Harsova	10.5	10.8%
Metalicplas Dej	3.2	3.3%

Total	97.5	100.0%

Welded mesh

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel companies (Ductil Steel, Mechel Campia Turzii)	69.9	35.0%
Dan Steel Beclean	32.0	16.0%
Metalicplas Dej	13.1	6.5%
Other	85.0	42.5%

Total	200.0	100.0%

Raw materials

The principal raw materials we use in the making of steel are coke (produced from coking coal), iron ore, nickel, ferrous scrap and limestone. We process coking coal concentrate into coke at Mechel Coke, located in the Urals, and at Moscow Coke and Gas Plant, which we acquired in 2006. In 2011, our production facilities used 4.6 million tonnes of coking coal concentrate (including 3.2 million tonnes used by Mechel Coke and 1.4 million tonnes used by Moscow Coke and Gas Plant), and 68% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in our ferroalloys production. In 2011, we produced and internally used approximately 2.3 million tonnes of coke in our production facilities and produced and sold another approximately 1.0 million tonnes of coke to third parties.

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and limestone. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. In 2011, our steel-making operations used 5.8 million tonnes of iron ore feed, approximately 26% in the form of pellets and 74% in the form of sinter, and we internally sourced 30% of our total iron ore concentrate requirements during this period. Korshunov Mining Plant supplied our steel segment with 1.7 million tonnes of iron ore concentrate in 2011. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2011, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Karelsky Okatysh, Vysokogorsky GOK, Mikhailovsky GOK and Sokolov-Sarbai Mining Production Association (Kazakhstan) under monthly, quarterly and annual contracts on market terms.

We produce 57% of steel in basic oxygen furnaces. In steel-making, ferrous scrap is used in the composition of feedstock, and we are approximately 19% self-sufficient in this raw material, which amounts to 436 thousand tonnes of scrap, sourcing the balance from various scrap traders. We generate our own scrap supply through Metals Recycling, a Chelyabinsk-based metal scrap processing company, which we acquired in March 2006. In addition, Mechel Trading House has a separate business unit in Chelyabinsk through which it purchases scrap metal from third-party suppliers and sells it to the companies within our group.

In 2011, we used nickel sourced from Norilsk Nickel and Ufaleynickel in the production of stainless and other specialty steels. In 2011 our production facilities used 7,935 tonnes of nickel (including 4,510 tonnes at Chelyabinsk Metallurgical Plant, 2,779 tonnes at the Chelyabinsk branch of Urals Stampings Plant and 646 tonnes at Izhstal) of which 89% was supplied by ferronickel produced at Southern Urals Nickel Plant and 11% was purchased from third parties.

In 2011, our production facilities used 28,818 tonnes of ferrosilicon (including 26,196 tonnes at Chelyabinsk Metallurgical Plant, 477 tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2,145 tonnes at Izhstal), almost all of which was supplied by Bratsk Ferroalloy Plant.

In 2011, our production facilities used 26,711 tonnes of ferrochrome (including 21,179 tonnes at Chelyabinsk Metallurgical Plant, 2,329 tonnes at the Chelyabinsk branch of Urals Stampings Plant and 3,203 tonnes at Izhstal) of which 85% was supplied by Tikhvin Ferroalloy Plant and 15% was purchased from third parties.

We internally source all of our limestone requirements from our Pugachevsky Open Pit. In 2011, we used approximately 1.0 million tonnes of limestone in the production of steel.

Steel-making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2011, our steel and ferroalloys operations consumed approximately 4.6 billion kWh of electricity, of which 2.1 billion kWh was used at Chelyabinsk Metallurgical Plant, 2.5 billion kWh was used at other Russian facilities and 0.9 billion kWh was used at our Eastern European plants. Chelyabinsk Metallurgical Plant and Moscow Coke and Gas Plant have power co-generation facilities, which are operated by Mechel Energo. In 2011, these facilities produced 1.9 billion kWh of electricity, of which approximately 1.4 billion kWh was supplied for internal consumption (including mining operations), yielding 21% self-sufficiency overall for our group, which consumed 7.0 billion kWh of electricity in 2011. The balance was purchased in the wholesale and retail electricity markets. Aside from Southern Kuzbass Power Plant and Toplofikatsia Rousse, which run on steam coal, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Gazprom. In 2011, we consumed 2,261.7 million cubic meters of blast furnace gas, 509.6 million cubic meters of coke gas and 2,131.0 million cubic meters of natural gas. In 2011 Southern Kuzbass Power Plant and Toplofikatsia Rousse consumed 1.3 million tonnes of steam coal sourced both from our own coal mining assets and from third parties.

Large amounts of water are also required in the production of steel. Water serves as a resolvent, accelerator and washing agent. Water is used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 90% of its water needs from recycled water and the rest from a local river. Vyartsilya Metal Products Plant sources 100% of its water needs from a local river. Southern Urals Nickel Plant sources 33.4% of its water needs through recycling and 66.6% from a local river. Mechel Targoviste sources 96% of its production water needs through recycling and the rest from a local river. To date, water consumption from local rivers has not resulted in any significant environmental issues, although we make no assurances that such issues will not arise in the future. The companies effect payments for the use of water resources and we believe their emissions and discharges are within the permissible limits.

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

In 2011, approximately 0.7% of our steel segment export sale revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

European Union

Our sales to third parties in the E.U. from our Russian steel facilities were approximately $131.4 million, or 1.8% of our total steel segment revenues in 2011. The Russian government and the E.U. have an export quota system in place whereby Russian exports to the E.U. are limited to certain stipulated quantities for each product category. The quota by product category is distributed among Russian producers based on a procedure jointly developed by the Ministry of Economic Development and Trade of the Russian Federation and the Ministry of Industry and Energy of the Russian Federation. Effective as of May 13, 2008, these ministries have been reorganized into the Ministry of Economic Development and the Ministry of Industry and Trade, respectively, with the old Ministry of Industry and Energy’s energy functions being transferred to a new Ministry of Energy and the trade functions of the old Ministry of Economic Development and Trade being transferred to a new Ministry of Industry and Trade. The procedure provides that for each product category, a company’s export quota allocation is calculated on the basis of shipments by the company of the particular product over the previous years to the E.U. market (which is given a 70% weight), and on the company’s market share in domestic production of the particular product (which is given a 30% weight). After the quotas are calculated, the Russian Ministry of Industry and Trade confirms quota allocations and issues export licenses for these quotas. In 2011, the quota covered approximately 40% of our steel segment products exported from Russia to the E.U.

In 2011, the total E.U. quota for Russian steel was 3,264 thousand tonnes. Initially, we received 347.3 thousand tonnes of the total quota and after the quota was redistributed, in accordance with the export quota system, our part in the quota was increased to 369.4 thousand tonnes. We have used 32.9% of our individual quotas both in long and flat steel products. The E.U.-Russia Steel Agreement for 2012 provides for the total Russian quota to be 3,346 thousand tonnes. Our quota is set at approximately 358.6 thousand tonnes, which includes 26.1 thousand tonnes for flat products and 332.5 thousand tonnes for long products. Our supply of wire rod to Mechel Nemunas, our wire products plant in Lithuania, and to our Romanian subsidiary Mechel Campia Turzii is also subject to the E.U. export quota system, and our quota for those supplies is 116.7 thousand tonnes for 2012. Upon Russia’s accession to the WTO following the completion of the ratification by the State Duma of the Russian Federation, the E.U.-Russia Steel Agreement should terminate, and the export of Russian steel products to the E.U. should not be subject to any quantitative restrictions.

In addition, an antidumping E.U. import duty in the amount of 50.7% was applicable to steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until October 2007. After a review procedure conducted by the E.U. in October 2007, this duty was reduced to 36.2% and imposed for a period of five years.

United States

The United States has a quota system in place with respect to imports of hot-rolled flat-rolled carbon quality steel and thick steel plate. Intergovernmental quota agreements provide for quotas and reference prices on Russian exports of these products to the United States. A distribution of quotas between specific Russian producers and the execution of export licenses is carried out in accordance with the same procedure that applies to exports to the E.U. market. Currently, the U.S. Department of Commerce is conducting a review of an agreement on carbon steel. There are no trade restrictions applicable to the export of our Romanian or Lithuanian products to the United States.

Ferroalloys Segment

Our ferroalloys segment produces and sells low-ferrous ferronickel, ferrochrome and ferrosilicon produced at Southern Urals Nickel Plant, Tikhvin Ferroalloy Plant and Bratsk Ferroalloy Plant, respectively. The following table sets our production volumes for each of our ferroalloys segment products.

	2011	2010	2009
	(In thousands of tonnes)
Ferrosilicon	82.7	89.9	86.0
Ferrochrome	97.7	81.4	82.6
Nickel	16.9	16.8	15.6

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

The table below sets forth the subsoil licenses used by our nickel mines and the expiration dates thereof.

License Area	License Holder	License Expiry Date	Status	Area (sq. km)	Year Production Commenced	Surface Land Use Rights
Buruktal	Southern Urals Nickel Plant	December 2012	In production	11.9	1969	Lease, ownership
Sakhara	Southern Urals Nickel Plant	April 2013	In production	2.2	1994	Lease, perpetual use

The following table summarizes our nickel ore and nickel production for the periods indicated:

	2011		2010		2009
Mine	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)
	(In thousands of tonnes)(1)
Buruktal	2,063.4	1.04%	2,014.3	1.06%	1,679.3	1.07%
Sakhara	926.3	1.02%	845.3	1.00%	964.5	1.00%

Total ore production	2,989.7	1.03%	2,859.6	1.04%	2,643.8	1.04%

Nickel production	16.9		16.8		15.6

(1)	Volumes are reported on a wet basis.

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

The table below sets forth the subsoil licenses used by our chrome ore and silicate nickel ore properties and the expiration dates thereof.

License Area	License Holder	License Expiry Date	Status	Area (sq. km)	Year Production Commenced	Surface Land Use Rights
Voskhod	Voskhod-Oriel	October 2029	In production	1.54	2008	Lease
Shevchenko	Kazakhstansky Nickel Mining Company	March 2017	Feasibility study	103.8	n/a	Lease

In 2011, we produced 691.5 thousand tonnes of chrome ore and 295.1 thousand tonnes of chromite ore concentrate.

Quartzite production

Bratsk Ferroalloy Plant holds the license for the exploration and mining of the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material for ferrosilicon production. The deposit is accessible by unpaved road and located 20 km southwest of Nizhneudinsk in the Irkutsk region. In 2011, we conducted successful technological tests of an experimental batch of quartzite for smelting of ferrosilicon. We completed the exploration of the southern area of the Uvatskoye deposit and registered the quartzite reserves with governmental authorities. In 2012, we plan to commence quartzite mining on this area to supply our Bratsk Ferroalloy Plant. In addition, we continue the exploration of the other two areas at the Uvatskoye deposit, which is scheduled for completion in 2014.

The table below sets forth the subsoil license held in respect of our quartzite project and the expiration date thereof.

License Area	License Holder	License Expiry Date	Status	Area (sq. km)	Year Production Commenced	Surface Land Use Rights
Uvatskoye	Bratsk Ferroalloy Plant	July 2033	Exploration	18.21	n/a	Lease

Ferroalloys production facilities

Southern Urals Nickel Plant

Southern Urals Nickel Plant includes a sinter plant equipped with five sintering machines; a melting workshop equipped with eight shaft furnaces and 14 thirty-tonne converters; and a roasting workshop equipped with two electric arc furnaces with a capacity of 12 MW each. The plant can produce up to 17,500 tonnes per year of low-ferrous ferronickel in pure nickel equivalent. In October 2011, as part of the program for upgrading its production facilities (including reconstruction of smelting facilities) aimed at, in particular, increasing its production efficiency and improving its ecological parameters, Southern Urals Nickel Plant launched an experimental industrial complex to produce ferronickel. The complex will use a new technology for producing ferronickel by smelting in electric furnaces.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Southern Urals Nickel Plant’s principal production area.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Low-ferrous ferronickel	16.8	100.7%	—

Southern Urals Nickel Plant produced 16,901 tonnes of nickel in 2011.

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

The main production facilities of the plant include four ore-thermal ovens with a capacity of 25 megavolt-amperes, or MVA. In October 2010 we signed contracts with Siberian Plant of Electrothermal Equipment (Sibelectrotherm JSC, Novosibirsk) for the supply of four ore-thermal ovens with the capacity of 33 MVA each to replace the existing ovens. After the project’s completion Bratsk Ferroalloy Plant’s production capacity will increase by 30% and its power consumption will be reduced by 10-13%. In March 2012, the first of the four new ore-thermal ovens was launched.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Ferrosilicon	79.0	104.6%	—

Bratsk Ferroalloy Plant produced 82,657 tonnes of ferrosilicon in 2011.

Tikhvin Ferroalloy Plant

Tikhvin Ferroalloy Plant is a modern metallurgical enterprise, which specializes in the production of high-carbon ferrochrome from chrome ore for use predominantly in the production of stainless steel. Recovery of chrome from chrome ore occurs by the agency of metallurgical coke in the presence of a quartzite flux. The plant is situated in the small town of Tikhvin, 200 kilometers southeast of St. Petersburg, Russia. It comprises four ore-smelting open electric AC furnaces with gasproof enclosure and a total capacity of 22.5 MVA each. For effective cleaning of a steam-and-gas mixture, four dry gas cleaning plants with pulsed regeneration are used at the plant. The Tikhvin Ferroalloy Plant’s annual capacity is 140,000 basic tonnes of high-carbon ferrochrome. The plant commenced production in April 2007 using imported chrome ore. Since April 1, 2009, the plant has moved to high-carbon ferrochrome production using only concentrate from the Voskhod chrome processing plant. The plant consumes 330,000 tonnes of chromite ore concentrate per annum. In February 2012, the workshop for production of briquettes out of small-fraction chrome ore concentrate was launched at Tikhvin Ferroalloy Plant. The design capacity of the workshop is 5.5 thousand tonnes of chrome briquettes per month. Tikhvin Ferroalloy Plant is certified under environmental protection standard ISO 14001.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Tikhvin Ferroalloy Plant’s principal production area.

Production Areas	Capacity in 2011	Capacity Utilization Rate in 2011	Planned Increase (2012-2014)
	(In thousands of tonnes, except for percentages)
Ferrochrome (60% basic chrome content in the alloy)	140.0	80.8%	—

Tikhvin Ferroalloy Plant produced 97.7 thousand tonnes of ferrochrome with 69.5% chrome content in the alloy in 2011.

Sales of ferroalloys products

The following table sets forth our revenues by primary ferroalloys segment product categories (including as a percentage of total ferroalloys segment revenues) for the periods indicated. Ferroalloys segment sales data presented in “— Ferroalloys Segment” do not include intersegment sales.

	2011		2010		2009
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Nickel(1)	255.2	53.7%	251.6	55.3%	190.6	52.4%
Ferrosilicon	84.7	17.8%	91.7	20.1%	66.6	18.3%
Ferrochrome	105.7	22.3%	93.6	20.6%	92.8	25.5%
Other	29.6	6.2%	18.3	4.0%	13.5	3.7%

Total	475.3	100%	455.2	100%	363.7	100%

(1)	Sales of nickel contained in ferronickel and converter matte.

The following table sets forth by percentage of sales the regions in which our ferroalloys segment products were sold for the periods indicated.

Region(1)	2011	2010	2009
Russia	27.8%	24.2%	14.6%
Other CIS	3.0%	1.3%	1.7%
Europe	56.2%	61.4%	69.6%
Asia	7.6%	8.8%	12.3%
Middle East	0.0%	0.1%	0.0%
United States	5.1%	4.0%	1.5%
Other	0.3%	0.2%	0.3%

Total	100%	100%	100%

(1)

The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2011, our ferroalloys segment sales outside of Russia were principally to Europe. Sales in Europe accounted for 56.2% of our total ferroalloys segment sales. The following table sets forth information about the five largest customers of our ferroalloys segment products, which together accounted for 53.5% of our ferroalloys segment sales in 2011.

Customer	% of Total Ferroalloys Segment Sales	Product	% of Total Products Sales
Outokumpu Rossija Oy	29.2%	Nickel	54.4%
Glencore	12.2%	Nickel	22.5%
		Chrome	0.4%
China Perfect Industry Corp.	4.5%	Chrome	20.3%
Kluchevsky Ferroalloys Plant	3.9%	Chrome ore	92.9%
		Ferrosilicon	0.2%
Scanalloys Ltd.	3.7%	Chrome	16.8%

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

Products	2011	2010	2009
	(In millions of U.S. dollars, except for percentages)
Nickel(1)	255.2	251.6	190.6
Domestic Sales	7.7%	7.4%	2.6%
Export	92.3%	92.6%	97.4%
Ferrosilicon	84.7	91.7	66.6
Domestic Sales	87.3%	73.8%	47.3%
Export	12.7%	26.2%	52.7%
Ferrochrome	105.7	93.6	92.8
Domestic Sales	8.7%	7.8%	4.9%
Export	91.3%	92.2%	95.1%
Other	29.6	18.3	13.5
Domestic Sales	34.5%	39.3%	50.6%
Export	65.5%	60.7%	49.4%

Total	475.3	455.2	363.7

Domestic Sales	23.8%	22.1%	13.2%
Export	76.2%	77.9%	86.8%

(1)	Sales of nickel contained in ferronickel and converter matte.

Marketing and distribution

Domestic sales

Nickel is supplied to the Russian domestic market, primarily within our group. Only 7.7% of total nickel revenues were received from domestic sales in 2011.

In 2011, ferrosilicon was sold to Russian domestic consumers such as Severstal OAO, EvrazHolding, TMZ TD, OEMK OAO and SMR, which together accounted for 66.3% of the total ferrosilicon sales by revenue and 11.8% of the total ferroalloys segment revenues.

Zlatoust Metallurgical Works, Metallurgicheskiy zavod Petrostal, OEMK and Volgograd Metallurgical Works Red October were our major domestic ferrochrome customers in 2011, which together accounted for 8.0% of the total ferrochrome sales and 1.8% of the total ferroalloys segment revenues.

Mechel Trading House sells ferroalloys products produced by Bratsk Ferroalloy Plant, Southern Urals Nickel Plant and Tikhvin Ferroalloy Plant to third-party customers.

We supply ferroalloys products to the Russian market under annual contracts with monthly adjustment of prices and volumes. Price adjustments are based on the domestic spot market prices.

Export sales

In 2011, ferronickel export sales were primarily delivered to the following customers: Outokumpu Rossija Oy, Glencore International AG, A&M Trading, Stratton Metals Ltd. and Donetsk Electrometallurgical Plant, which together accounted for 90.2% of our total ferronickel sales and 48.4% of our total ferroalloys segment revenues. Prices are settled on the basis of nickel prices quoted by the London Metal Exchange (LME), less a certain discount. The ferronickel is delivered by railway from Southern Urals Nickel Plant to either the port of St. Petersburg or to the Russian-Finnish border.

In 2011, all of our ferrosilicon export sales were delivered to the following customers: Donetsk Electrometallurgical Plant, ACTS Trading Corporation, Mitsui & Co., Hyundai Steel and Raw and Refined Commodities AG, which together accounted for 100% of our total ferrosilicon export sales and 2.3% of our total ferroalloys segment revenues. Deliveries to Japanese and South Korean customers were effected on CIF delivery terms (including transportation by railway, handling in ports of Vanino and Vostochny and chartering vessels to major Japanese and Korean ports and insurance). We mostly sell ferrosilicon on spot basis.

In 2011, our five largest export ferrochrome customers were China Perfect Industry Corp., Scanalloys Ltd., DJJ Company, Marubeni and F.W. Hempel Intermétaux S.A., which together accounted for 51.7% of our total ferrochrome sales and 11.5% of our total ferroalloys segment revenues. Ferrochrome was delivered mainly by railway to the port of St. Petersburg, and small tonnages were delivered to Eastern Europe by trucks. We mostly sell ferrochrome on spot basis.

Market share and competition

According to Metal Expert, Mechel is the third largest Russian producer of ferrosilicon and the third largest producer of ferrochrome by volume. In 2011, we had a 13.3% market share by volume of Russian ferrosilicon production and a 21.1% market share by volume of Russian ferrochrome production.

Following is a brief description of Russia’s other largest ferroalloys producers, according to Metal Expert and the companies’ data:

•

Kuznetsk Ferroalloys OAO is the largest Russian ferrosilicon producer, with a 47.5% market share by production volume in 2011. It controls Yurginsk Ferroalloys Plant OAO. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 96.3% of its ferrosilicon production volume in 2011.

•

Chelyabinsk Electro-Metallurgical Plant OAO (“ChEMK”) is the second largest Russian ferrochrome producer, with a 37.1% market share by production volume in 2011. It is also the second largest ferrosilicon producer with a 18.6% production share in 2011. In addition it produces silicomanganese and silicocalcium. ChEMK exports most of its production. In 2011, it exported 95.0% and 64.4% by volume of its ferrochrome and ferrosilicon production, respectively.

•

Serov Ferroalloys Plant OAO (“Serov”) is the largest Russian ferrochrome producer, with a 41.2% market share by production volume in 2011. It also produces ferrosilicon, having a 6.4% production share in 2011. The plant is controlled by the industrial group ENRC, which is one of the largest ferrochrome producers in the world, according to CRU. Serov also produces ferrosilicochrome. Serov exported 84.2% of its ferrochrome production volume in 2011, and almost all of the ferrosilicon it produced in 2011 was supplied domestically.

The following tables set forth additional information regarding our 2011 market shares in Russia for certain ferroalloys products.

Ferroalloys — Ferrosilicon

Manufacturer	Region	Production	Market Share by Production Volume, %
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys OAO	Kemerovo	304.2	47.5%
Bratsk Ferroalloy Plant OOO	Irkutsk	85.0	13.3%
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	119.2	18.6%
Serov Ferroalloys Plant OAO	Sverdlovsk	40.7	6.4%
Yurginsk Ferroalloys Plant OAO	Kemerovo	71.6	11.2%
Novolipetsk Metallurgical Plant OAO	Lipetsk	19.1	3.0%

Total		639.8	100.0%

Source: Metal Expert.

Ferroalloys — Ferrochrome

Manufacturer	Region	Production	Market Share by Production Volume, %
	(In thousands of tonnes, except for percentages)
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	166.1	37.1%
Serov Ferroalloys Plant OAO	Sverdlovsk	184.5	41.2%
Tikhvin Ferroalloy Plant OOO	Leningrad	94.5	21.1%
Klyuchevsk Ferroalloys Plant OAO	Sverdlovsk	3.2	0.7%

Total		448.3	100.0%

Source: Metal Expert.

Our share of the total world nickel production was approximately 1.0% in 2011. The following table sets forth the major nickel producing companies and their and our shares of the total world nickel production in 2011.

Company	Nickel Production (Thousands of Tonnes)	% of Total World Production
Norilsk Nickel	280.2	17.4%
Vale	204.5	12.7%
Jinchuan	104.5	6.5%
BHP Billiton	88.3	5.5%
Xstrata Nickel	65.0	4.0%
Sumitomo	52.6	3.3%
Eramet/SLN	129.9	8.1%
Southern Urals Nickel Plant	16.3	1.0%
Other	666.8	41.5%

Total World Production	1,608.0	100.0%

Source: CRU, Company data.

Our share of the total world high-carbon ferrochrome production was approximately 1.1% in 2011. The following table sets forth the major high-carbon ferrochrome producing companies and their and our shares of the total world high-carbon ferrochrome production in 2011.

Company	High-Carbon Ferrochrome Production (Thousands of Tonnes)	% of Total World Production
Xstrata	1,292.5	14.9%
ENRC	1,041.6	12.0%
Samancor	960.2	11.1%
Hernic Ferrochrome	294.0	3.4%
ASA Metals	270.0	3.1%
Outokumpu	231.0	2.7%
IMFA	196.3	2.3%
Tikhvin Ferroalloy Plant	97.7	1.1%
Other	4,277.1	49.4%

Total World Production	8,660.3	100.0%

Source: CRU, Company data.

Our share of the total world ferrosilicon production was approximately 1.0% in 2011. The following table sets forth our and other shares of the total world ferrosilicon production in 2011.

Company	Ferrosilicon Production (Thousands of Tonnes)	% of Total World Production
Bratsk Ferroalloy Plant	82.7	1.0%
Other	8,484.1	99.0%

Total World Production	8,566.7	100.0%

Source: CRU, Company data.

Mineral reserves (ferroalloys)

Our nickel and chrome mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our nickel and chrome mineral reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our nickel and chrome mineral reserves has been prepared by our internal mining engineers as of December 31, 2011. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

Proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement is made to that effect. Our nickel proven and probable reserves are presented as combined in this document because, though our deposits have been drilled to a high degree of assurance, due to the methodology used in Russia to estimate reserves the degree of assurance between the two categories cannot be readily defined.

The subsoil licenses for our nickel mineral reserves are issued for defined boundaries and expire in December, 2012 and April, 2013 for Buruktal and Sakhara, respectively. Our declared nickel reserves are contained within the current license boundary. Based on Russian law and practice, as evidenced by publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted a license extension through to the end of the expected operational life of the deposit. License extensions are being granted subject to the licensee not being in violation of the terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have already received extension of two of our mineral reserves licenses and we intend to extend our license for nickel deposit expected to remain productive subsequent to its license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities.

Therefore, we present our nickel mineral reserves in two categories. Material contained in the production schedule and cash flow that is expected to be mined prior to the license expiration date is referred to as “Within Subsoil License Term Reserves” and material contained in the production schedule and cash flow that is expected to be mined after the license expiration date is referred to as “Outside Subsoil License Term Reserves.”

Nickel ore

As of December 31, 2011, we had nickel ore reserves (proven and probable) totaling 74.5 million tonnes at an average nickel grade of 0.86%. The table below summarizes our nickel ore reserves by mine.

Nickel Ore Reserves(1)(2)(3)	Within Subsoil License Term	Outside Subsoil License Term	Total	Grade (% Ni)(5)
	(In millions of tonnes)(4)
Sakhara	1.0	—	1.0	1.15
Buruktal	2.1	71.4	73.5	0.86

Total	3.1	71.4	74.5	0.86

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.
(2)	We own 84.1% of Southern Urals Nickel Plant mines. Reserves are presented for the mines on an assumed 100% ownership basis.
(3)	In estimating our reserves we use an average price of $21,605 per tonne of nickel and currency conversions are carried out at average official exchange rates of the Central Bank of Russia.
(4)	Volumes are reported on a dry basis.
(5)	Metallurgical recovery is projected to be 89.5%.

Chrome ore

As of December 31, 2011, Voskhod had total proven and probable reserves of 16.8 million tonnes, including 14.5 million tonnes of proven and 2.3 million tonnes of probable reserves at an average grade of 42.2% Cr2O3 with projected recovery of rate of 73%. In estimating our reserves we use an average contract price of $272 per tonne of chrome ore concentrate and currency conversions are carried out at average official exchange rates of the Central Bank of Kazakhstan.

Trade restrictions

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years.

Power Segment

Our power segment generates and sells electricity to our group companies and to external customers. It enables us to market higher value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of the mining and steel segments of our business. Our power segment consists of a power generating plant, Southern Kuzbass Power Plant with installed capacity of 554 MW, power generation facilities at Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant, Urals Stampings Plant and Zlatoust Metallurgical Plant with installed capacity of 229 MW, 30 MW, 3.5 MW and 6 MW, respectively, and a power sales company, Kuzbass Power Sales Company. Our subsidiary Mechel Energo manages our power business. We also hold a 100% stake interest in Toplofikatsia Rousse, a power plant in Bulgaria. Below is a brief description of each of these facilities.

The following table sets out total volumes of electricity production by our power segment.

	2011	2010	2009
	(In million kWh)
Electricity	3,920.9	4,019.6	3,487.7

Southern Kuzbass Power Plant

The Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is south of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h as of December 31, 2011. The electricity output of the plant for the year ended December 31, 2011 was 1,687.7 million kWh. The heat power generated by the plant for the year ended December 31, 2011 was 747.5 thousand Gcal. We acquired Southern Kuzbass Power Plant in 2007.

The Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2011, it consumed 1.2 million tonnes of steam coal sourced from Southern Kuzbass Coal Company.

The generation facilities of the Southern Kuzbass Power Plant are listed below.

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2011 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	112.6
VK-50-2 LMZ	1950	November 1951	53	183.9
VK-50-2 LMZ	1950	August 1952	53	86.5
VK-50-2 LMZ	1952	February 1953	53	103.4
T-115-8,8 LMZ	1996	December 2003	113	348.1
T-88/106-90 LMZ	1953	July 1954	88	318.7
VK-50-2 LMZ	1954	December 1954	53	90.7
T-88/106-90 LMZ	1953	September 1956	88	443.8

Total			554	1,687.7

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is located in the Kemerovo region and is the largest power distributing company in the Kemerovo region. Its marketed power volume in 2011 amounted to 10.8 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

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

Toplofikatsia Rousse

Toplofikatsia Rousse is a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. We acquired a 49% stake in Toplofikatsia Rousse in December 2007. We increased our stake in Toplofikatsia Rousse to 100% in December 2010. Toplofikatsia Rousse comprises thermal power plant Toplofikatsia Rousse Izstok and thermal networks in Rousse. Currently, one of the plant’s power generating units with capacity of 110 MW is under reconstruction and the plant’s utilized capacity amounts to 290 MW, which is below its installed capacity of 400 MW. The plant has a total heat capacity of 554 Gcal/h and uses steam coal as fuel, most of which is supplied from our coal mines in Russia. We are upgrading the equipment at Toplofikatsia Rousse to fully utilize its installed capacity and to meet European environmental standards. The plant had 344 employees as of December 31, 2011.

Mechel Energo

Mechel Energo’s core activity is the generation and sale of electricity, capacity, and heat energy in the form of hot water and steam. In addition, it coordinates the supply of energy to our production facilities. The company has separate business units in the cities of Izhevsk and Chebarkul, as well as branches in the cities of Mezhdurechensk, Chelyabinsk, Beloretsk and Vidnoye. Mechel Energo also performs the functions of the sole executive body of its subsidiaries: Southern Kuzbass Power Plant and Kuzbass Power Sales Company.

Mechel Energo supplies heat energy (in the form of hot water and steam) at regulated prices to its consumers, including residential consumers and commercial customers, of the cities of Vidnoye, Chelyabinsk, Chebarkul, Beloretsk, Guryevsk, Mezhdurechensk, Myski, Zlatoust and Izhevsk.

Mechel Energo has cogeneration facilities and operates using mainly blast furnace gas and coke oven gas, which is a by-product of steel-making, and natural gas, which we purchase from Gazprom.

Mechel Energo’s sales amounted to 6.5 billion kWh of electricity and 4.9 million Gcal of heat energy in 2011.

Capital Investment Program

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. In particular, in view of our conservative outlook with respect to the financial and commodity markets’ development for 2012, we have reduced our planned capital expenditures for 2012 by approximately 28% as compared to 2011. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital investment program.”

Our capital investment program includes capital spending of up to $3.3 billion for the three-year period of 2012-2014. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment and includes, among others, investments of approximately approximately $2.4 billion in mining, approximately $567.5 million in steel, approximately $44.7 million in ferroalloys and $45.9 million in the power segment. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. Attracting debt financing for our capital expenditures on commercially reasonably terms may be particularly challenging given our current levels of indebtedness. We may be limited to obtaining financing on a project finance basis which may impose more restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment we expect to direct approximately $1.4 billion to the development of the Elga coal deposit in 2012-2014. Investments in Southern Kuzbass Coal Company will amount to $645.7 million. We will invest approximately $173.5 million in 2012-2014 for increasing coal production at the Sibirginskaya Underground. In the iron ore business, we will invest approximately $78.1 million in Korshunov Mining Plant.

The steel segment projects are targeted at expanding the share of value added products which we produce, while maintaining existing output, and will be mainly focused on Chelyabinsk Metallurgical Plant. The main project, initiated in 2008, is the construction of a universal rail and structural rolling mill aimed at increasing rolling capacity to 1.1 million tonnes and decreasing the proportion of lower-value semi-finished product sales by increasing the production of high-quality rolled steel products and rails. The project is planned to be completed in 2012.

The following table sets out by segment and facility the major items of our capital expenditures for the three-year period of 2012-2014 (including cumulatively the expenditures made since the launch of the relevant project).

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of U.S. dollars)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	447	2012	2014

Yakutugol
Construction of a rail line to the Elga coal deposit and the development of the Elga coal deposit	Providing access to and the development of the coal deposit with increase of production capacity	2,861	2009	2014

Southern Kuzbass Coal Company
Increase of coal production at the	Increase production output to 2.4	264	2009	2015
Sibirginskaya Underground	million tonnes per annum

Steel Segment
Maintenance expenditures	Maintaining current output capacity	124	2012	2014

Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	665	2009	2012
Construction of blooming concaster No. 5 near oxygen-converter shop with vacuum degasser and ladle furnace	Design capacity 1.0 million tonnes of billets per annum	188	2009	2012
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	91	2009	2013

Ferroalloys segment
Maintenance expenditures	Maintaining current output capacity	33	2012	2014

Power segment
Maintenance expenditures	Maintaining current output capacity	37	2012	2014

Transport division
Maintenance expenditures	Maintaining current output capacity	18	2012	2014

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	151	2009	2013

Other
Mechel Materials
Construction of grinding-mixing complex for Portland cement and Portland blast-furnace slag cement production	Design capacity of 1.6 million tonnes of Portland cement per annum	175	2009	2012

(1)	We estimate that approximately $1.1 billion of the aforementioned planned expenditures for these projects were made within 2011. In 2011, we spent $1.6 billion in total for capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Metallurgical Production Technology Development and a Department of Wire Production Technology Development at Mechel-Steel Management (ten employees in total), a Production and Technical Department at Mechel Mining Management (fifteen employees) and a Department of Technical Development at Mechel Ferroalloys Management (four employees). In December 2008, we established Mechel Engineering with a headcount of 366 employees to carry out design and engineering works to increase the efficiency of our mining business. Mechel Engineering has a head office in Moscow and four offices in Russia’s regions. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling (methane drainage borehole); and (6) computer simulation of coal and ore deposits.

In the course of our research and development we also contract with third-party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Izhstal and Urals Stampings Plant have specialized research divisions with a total of 253 researchers involved in the improvement of existing technologies and products.

Our research and development expenses in the years ended December 31, 2011, 2010 and 2009 were not significant.

Insurance

Most of our Russian production facilities have no comprehensive insurance coverage against the risks associated with the business in which we operate, other than insurance required under the Russian law, existing collective agreements, loan agreements or other undertakings. Our Russian facilities have various compulsory insurance policies: liability of the owner of a hazardous facility for injury in an accident at a hazardous facility, legal liability for pollution, third-party liability motor vehicle insurance and other forms of insurance. Some of our facilities provide their workers with medical insurance and accident and health insurance in accordance with existing collective employment agreements. In addition, almost all of our Russian facilities have motor vehicle insurance, property insurance (real property and machinery insurance, goods), third-party liability insurance and cargo.

Some of our international production facilities are not covered by comprehensive insurance typical for such operations in Western countries. However, they all have the compulsory insurance coverage required under the law of their respective jurisdictions: motor vehicle insurance, pollution legal liability insurance, employer liability etc. Furthermore, some of our international production facilities also carry insurance coverage for their property (real property and machinery insurance, goods), liability (third-party liability, professional and product liability), cargo (including freight insurance), as well as medical insurance and accident and health insurance for their workers.

Environmental Protection

Similar to other companies operating in the industries in which we operate, our activities may have an adverse impact on the environment due to discharge of coal and coke dust and other pollutants and hazardous materials into atmosphere, discharge of polluted waste water into the environment and generation of waste and hazardous materials that need to be disposed of or reused without serious damage to the environment.

Our environmental policy has the following key components:

•	implement formal environmental management systems that are aligned with applicable international standards;

•	identify, assess, monitor, control and manage significant environmental risks;

•	establish clear and meaningful environmental objectives and targets aimed at continuous improvement;

•	implement, maintain and regularly test emergency response plans;

•	identify potential environmental emergencies; and

•	comply with all applicable laws and regulations and when practicable, strive to exceed those requirements.

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

Regulatory Matters

Licensing of Operations in Russia

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. Some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things:

•	the use of subsoil, which is described in more detail in “— Subsoil Licensing in Russia” below;

•	the use of water resources;

•	the discharge of pollutants into the environment;

•	the handling of hazardous waste;

•	storage and use of explosive, flammable and/or hazardous materials;

•	operation of industrial facilities featuring fire and explosion hazard (including mining and surveying activities);

•	construction;

•	fire control and security;

•	medical operations;

•	operations affecting safety of capital construction units;

•	mine surveying;

•	transportation activities; and

•	storage, processing and sale of ferrous scrap.

The Federal Law “On Licensing of Certain Types of Activities,” dated May 4, 2011 (the “Licensing Law”), which, in large part, has entered into force in November 2011, as well as other laws and regulations, set forth the activities subject to licensing and establish procedures for issuing licenses.

Under Licensing Law, generally, licenses may be issued for indefinite term. Licenses for the use of natural resources may be issued for various periods. Upon the expiration of a license, it may be extended upon application by the licensee, but usually subject to prior compliance with regulations.

Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or extraction operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. For example, individuals and public organizations may make claims or applications to the Federal Agency for Subsoil Use regarding subsoil abuse, damage to the subsoil and general environmental issues. The Federal Agency for Subsoil Use is required by law to review such claims and applications and to respond to those who file them. The agency can initiate further investigation in the course of reviewing claims and applications, and such investigations can lead to suspension of the subsoil license if the legal grounds for such suspension are identified in the course of the investigation. Additionally, citizens may make claims in court against state authorities for failing to enforce environmental requirements (for example, if a breach by the licensee of its license terms caused damage to an individual’s health, legal interests or rights), and pursuant to such a claim the court may order state authorities to suspend the subsoil license. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.

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

Subsoil Licensing in Russia

In Russia, mining minerals requires a subsoil license from the Federal Agency for Subsoil Use with respect to an identified mineral deposit. In addition to subsoil license, a subsoil user needs to obtain rights (through ownership, lease or other right) to use a land plot covering the surface of the area where such licensed mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

The primary law regulating subsoil licensing is the Federal Law “On Subsoil,” dated February 21, 1992, as amended (the “Subsoil Law”), which sets out the regime for granting licenses for the exploration and extraction of mineral resources. The Procedure for Subsoil Use Licensing, adopted by Resolution of the Supreme Soviet of the Russian Federation on July 15, 1992, as amended (the “Licensing Regulation”), also regulates the licensing of exploration and extraction of mineral resources. According to both the Subsoil Law and the Licensing Regulation, subsurface mineral resources are subject to the jurisdiction of the federal authorities.

Among different licenses required for mining minerals in Russia, the two major types of licenses are: (1) an exploration license, which is a non-exclusive license granting the right of geological exploration and assessment within the license area, and (2) an extraction license, which grants the licensee an exclusive right to produce minerals from the license area. In practice, many of the licenses are issued as combined licenses, which grant the right to explore, assess and produce minerals from the license area. A subsoil license defines the license area in terms of latitude, longitude and depth. The subsoil user has the right to develop and use, including sell, mineral resources extracted from the license area for a specified period. The Russian Federation, however, retains ultimate state ownership of all subsoil mineral resources.

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law; and (2) the minerals extraction tax under the Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the minerals extraction tax ranges from 11 to 57 rubles per tonne depending on the type of coal. For iron ore and for nickel, the minerals extraction tax is 4.8% and 8%, respectively. In 2011, we incurred minerals extraction taxes in the amount of $80.8 million, which is included in the statement of income and comprehensive income as extraction related overheads.

Currently, extraction licenses and combined licenses are awarded by tender or auction conducted by special auction commissions of the Federal Agency for Subsoil Use. While such auction or tender may involve a representative of the relevant region, the separate consent of regional authorities is generally not required in order to issue subsoil licenses. The winning bidder in a tender is selected on the basis of the submission of the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. At an auction, the success of a bid is determined by the attractiveness of the financial proposal. In limited circumstances, extraction licenses may also be issued without holding an auction or tender, for instance to holders of exploration licenses who discover mineral resource deposits through exploration work conducted at their own expense. Regional authorities may issue extraction licenses for “common” mineral resources, such as clay, sand or limestone.

Pursuant to the Subsoil Law, a subsoil plot is provided to a subsoil user as a “mining allotment,” i.e. a geometric block of subsoil. Preliminary mining allotment boundaries are determined at the time the license is issued. Exact mining allotment boundaries are established upon the approval of a development plan by state mining supervision authorities and an environmental examination committee. These exact boundaries are certified in a mining allotment plan issued to the license holder. The exact mining allotment boundaries are incorporated into the license as an integral part. Pursuant to Resolution No. 118 of the Government of the Russian Federation dated March 3, 2010, a special commission comprised of representatives from the Ministry of Natural Resources and Ecology, the Federal Agency for Subsoil Use, the Rosprirodnadzor, the Rostekhnadzor and relevant local authorities approve development plans and other project documentation relating to the use of subsoil plots.

The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, extraction licenses a maximum term of 20 years, and combined exploration, assessment and extraction licenses a maximum term of 25 years. After amendments to the Subsoil Law in January 2000 and in August 2004, exploration licenses still have a maximum term of five years; in the event that a prior license with respect to a particular field is terminated early (for example, when a license is withdrawn due to non-usage of the licensed subsoil), an extraction license may have a one year term until a new licensee is determined, but is generally granted to another user for the term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and extraction licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered with the Russian Federal Agency for Subsoil Use.

Issuance of licenses

Subsoil licenses are issued by the Federal Agency for Subsoil Use. Most of the currently existing extraction licenses owned by companies derive from: (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Russian Civil Code, the Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law allows extraction licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase.

Extension of licenses

The Subsoil Law permits a subsoil licensee to request an extension of an extraction license for the term of the expected operational life of the subsoil plot in order to complete the extraction from the subsoil plot covered by the license or the procedures necessary to vacate the land once the use of the subsoil is complete, provided the user is not in violation of the terms and conditions of the license and the relevant regulations.

In order to extend the period of a subsoil license, a company must file an application with territorial authorities of the Federal Agency for Subsoil Use to extend the license. In addition, as we have seen in practice, a subsoil licensee may be required to prepare and provide to the authority amended technical documentation and development plan of the deposit under the license justifying the requested extension. The costs associated with the license extension are generally not substantial and mainly relate to preparing amendments to the technical documentation and development plan of the subsoil plot. Application to extend the period of subsoil license is typically made six months before its expiration.

To the best of our knowledge, derived from publicly available information, the relevant governmental authorities when determining whether to approve an amendment (including an extension) of a license consider the following: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the license; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended license. In particular, we are aware of a number of mining companies which have been granted extension of their Russian mining licenses for the past few years. In addition, two of our subsidiaries — Korshunov Mining Plant and Tomusinsky Open Pit — successfully extended their licenses for the entire term of the expected operational life of the subsoil plot. The terms of two licenses were extended in accordance with the amendments we made to the development plans of the subsoil plots. Furthermore, as evidenced by a number of court cases during the past several years, license extensions are being rejected predominantly on the grounds of subsoil users being in violation of the material terms of the licenses. Though current regulation does not specify what license terms are material, current practice suggest that regulatory authorities tend to treat as material terms of license the terms related to license payments, extraction levels and operational milestones.

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

Transfer of licenses

Licenses may be transferred only under certain limited circumstances that are set forth in the Subsoil Law, including the reorganization or merger of the licensee or in the event that an initial licensee transfers its license to a newly established legal entity in which it has at least a 50% ownership interest, provided that the transferee possesses the equipment and authorizations necessary to conduct the exploration or extraction activity covered by the transferred license.

Maintenance and termination of licenses

A license granted under the Subsoil Law is accompanied by a licensing agreement. The law provides that there will be two parties to any subsoil licensing agreement: the relevant state authorities and the licensee. The licensing agreement sets out the terms and conditions for the use of the subsoil.

Under a licensing agreement, the licensee makes certain environmental, safety and extraction commitments. For example, the licensee makes an extraction commitment to bring the field into extraction by a certain date and to extract an agreed-upon volume of natural resources each year. The licensing agreement may also contain commitments with respect to the social and economic development of the region. When the license expires, the licensee must return the land to a condition which is adequate for future use. Although most of the conditions set out in a license are based on mandatory rules contained in Russian law, certain provisions in a licensing agreement are left to the discretion of the licensing authorities and are often negotiated between the parties. However, commitments relating to safety and the environment are generally not negotiated.

The fulfillment of a license’s conditions is a major factor in the good standing of the license. If the subsoil licensee fails to fulfill the license’s conditions, upon notice, the license may be terminated or the subsoil user’s rights may be restricted by the licensing authorities. However, if a subsoil licensee cannot meet certain deadlines or achieve certain volumes of exploration work or extraction output as set forth in a license, it may apply to amend the relevant license conditions, though such amendments may be denied.

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

Rosprirodnadzor routinely conducts scheduled and unscheduled inspections for compliance by subsoil users with the terms of their licenses and reports violations to the Federal Agency for Subsoil Use. The Federal Agency for Subsoil Use examines Rosprirodnadzor’s reports and, if it finds that these violations constitute sufficient grounds for terminating the license, the Commission for Termination of Subsoil Licenses considers the nature of these violations and recommends that the Federal Agency for Subsoil Use either (i) revoke the license; (ii) notify the subsoil user about the identified violations and potential termination of the license if the subsoil user fails to rectify the identified violations within a prescribed period of time; or (iii) consider that the actions described in (i) and (ii) above are unreasonable and accept the information provided by the subsoil user.

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

Land Use Rights in Russia

Russian legislation prohibits the carrying out of any commercial activity, including mineral extraction, on a land plot without appropriate surface land use rights. Land use rights are needed and obtained for only the portions of the license area actually being used, including the plot being mined, access areas and areas where other mining-related activity is occurring.

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

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law “On Introduction of the Land Code,” dated October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use by July 1, 2012 either to purchase the land from, or to enter into a lease agreement relating to the land with, the relevant federal, regional or municipal authority acting as owner of the land. And in the latter case the companies will still be able to purchase such land following July 1, 2012 provided that they have registered the lease relating to the land. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Certain of our Russian subsidiaries are required to either purchase or lease the land on which they operate.”

Our mining subsidiaries generally have a right of perpetual use of their surface land within the specified license mining area or have entered into long-term lease agreements. Under Russian law, a lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any land lease agreement for a term of one year or more must be registered with the relevant state authorities.

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

Since 2008, the Ministry of Natural Resources and Ecology has been working on significant amendments to the Environmental Protection Law and other regulations. These draft amendments are actively being discussed by industry representatives and other interested parties such as the Russian Union of Industrialists and Entrepreneurs. These amendments have not yet been submitted to the Russian legislative bodies, however, several draft documents are already being considered by the Russian government. The amendments intend to improve the distribution of functions among state environmental agencies at both the federal and regional levels, as well as to strengthen liability for companies’ non-compliance with environmental laws and regulations. Among other things, the draft amendments contemplate that charges for environmental impact exceeding regulatory thresholds (norms) may be increased by twenty five times the current amounts commencing on January 1 of the year next to the year when the adopted draft amendments are published and may be increased by one hundred times the current amounts after three years from the date when the draft amendments enter into force. Furthermore, fines for environmental violations may be increased by up to 20 times the current amounts. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, clean-up costs and compensatory damages, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operation and prospects.”

Pay-to-pollute

The Environmental Protection Law and other Russian environmental protection legislation establish a “pay-to-pollute” regime administered by federal and local authorities. “Pay-to-pollute” (or payments for environmental pollution) is a form of mandatory reimbursement to the Russian government for damage caused to the environment.

The Russian government has established standards relating to the permissible impact on the environment and, in particular, limits for emissions and disposal of substances, waste disposal and resource extraction. A company may obtain temporary approval for exceeding these statutory limits from Rosprirodnadzor, depending on the type and scale of any environmental impact. Such approval is conditional upon the development by the company of a plan for reducing of the emissions or disposals to the standard limits which must be cleared with Rosprirodnadzor. The emission reduction plan is generally required to be implemented within a specific period. If, by the end of that period, a company’s discharges of pollutants are still in excess of the statutory limits, a new emission reduction plan must be submitted to Rosprirodnadzor for approval.

Fees for the discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are based on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved temporary limits, and the highest fees are imposed for pollution exceeding such limits (above-limit fees). Payments of above-limit fees for violation of environmental legislation do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2011, in Russia, we incurred above-norms/above-limit fees and penalties in the amount of approximately $8.8 million, including $4.3 million paid by Chelyabinsk Metallurgical Plant as compensation for damage caused by discharging waste water into the river Miass.

Environmental expert review

According to the Federal Law “On Environmental Expert Review” dated November 23, 1995, as amended (the “EER Law”), environmental expert review is a process of verifying compliance of business or operational documentation with environmental standards and technical regulations established pursuant to the EER Law for the purpose of preventing a negative environmental impact of such business or operations. The EER Law provides for the main principles for conducting environmental expert review and for the type of documentation which is subject to such review.

In relation to our operating companies, all documentation underlying the issuance of some of our licenses, in particular licenses issued by federal authorities to conduct activities related to collection, usage, decontamination, transportation and disposal of hazardous wastes, are subject to environmental expert review.

Review of documentation related to capital construction is regulated under the Urban Development Code. The Urban Development Code provides for governmental inspection to verify the compliance of project documentation with relevant technical regulations, including sanitary-epidemiological and environmental regulations, requirements for the protection of objects of cultural heritage, as well as fire, industrial, nuclear and other kinds of safety requirements, and compliance with the results of engineering surveys with relevant technical regulations.

Environmental enforcement authorities

Currently state environmental regulation is administered by several federal services and agencies and their regional subdivisions, in particular, Rosprirodnadzor, the Federal Service for Hydrometrology and Environmental Monitoring, the Federal Agency for Subsoil Use, the Federal Agency for Forestry, the Federal Agency for Water Resources and some others. Included in these agencies’ sphere of responsibility are environmental preservation and control, enforcement and observance of environmental legislation, drafting and approving regulations and filing court claims to recover environmental damages. The statute of limitations for such claims is 20 years.

The Russian federal government and the Ministry of Natural Resources and Ecology are responsible for coordinating the work of the federal services and agencies engaged in state environmental regulation.

The structure of environmental enforcement authorities described above was established in 2004. This structure was subjected to certain changes in 2008 and 2010. In particular, the Ministry of Natural Resources was transformed into the Ministry of Natural Resources and Ecology and Rostekhnadzor was put under its supervision. In late 2010, this structure was further changed and all powers previously held by Rostekhnadzor in terms of environmental control, permits and fees administration were transferred to Rosprirodnadzor.

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

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the first stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. In 2011, we incurred reclamation costs in Russia and the United States of approximately $6.3 million and $0.5 million, respectively.

Kyoto Protocol

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on February 16, 2005. Currently, 192 states (including Russia) and one regional economic integration have ratified the Kyoto Protocol. We do not currently anticipate that the implementation of the Kyoto Protocol will have a material impact on our business beyond our plants in Bulgaria and Romania. All E.U. countries, including Bulgaria and Romania, have been adopting national plans for allocation of greenhouse gas emission quotas starting from 2008. Toplofikatsia Rousse, located in Bulgaria, and our three Romanian companies are also obtaining greenhouse gas emission quotas for the 2008-2012 period. According to our production program, both surpluses within quota and quota overruns may occur. Quota overruns will result in a requirement to acquire emission reduction units under the E.U. Greenhouse Gas Emission Trading Scheme.

Technical Regulations

We are subject to various technical regulations and standards which apply to industrial manufacturing businesses. The Federal Law No. 184-FZ “On Technical Regulation” dated December 27, 2002, as amended (the “Technical Regulation Law”) has introduced a new regime for the development, enactment, application and enforcement of mandatory rules applicable to production, manufacturing, storage, transportation, sales and certain other operations and processes, as well as new regulations relating to the quality of products and processes, including technical regulations, standards and certification. It was expected that these rules or technical regulations would replace the previously adopted state standards (the so-called GOSTs). However, most technical regulations have not been implemented yet, and, in the absence of such technical regulations, the existing federal laws and regulations, including GOSTs, that prescribe rules for different products and processes remain in force to the extent that they protect health, property, the environment and/or consumers. In addition, the federal standardization authority has declared GOSTs and interstate standards adopted before July 1, 2003 to be the applicable national standards.

In certain circumstances, companies are required to obtain certification of compliance with applicable technical regulations, standards and terms of contracts. A number of our products must be certified. Where certification is not mandatory, a company may elect voluntary certification by applying for a compliance certificate from the relevant authorities. Following the issuance of such certificate, the applicant has the right to use the relevant compliance mark on its products.

Health and Safety Regulations in Russia

Due to the nature of our business, much of our activity is conducted at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

The principal law regulating industrial safety is the Federal Law “On Industrial Safety of Hazardous Production Facilities,” dated July 21, 1997, as amended (the “Safety Law”). The Safety Law applies, in particular, to production facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and non-ferrous metals are produced, where hazardous substances are stored and used (including allowed concentrations) and where certain types of mining is done.

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

Companies that operate such production facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia of December 30, 2001, effective February 1, 2002, as amended (the “Labor Code”). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. Russian regulations require these companies to enter into contracts with professional emergency response units or create their own emergency response services in certain cases, conduct personnel trainings and drills, create systems to cope with and notify the authorities of accidents and maintain these systems in good working order.

In certain cases, companies operating production sites must also prepare declarations of industrial safety which summarize the risks associated with operating a particular production site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declarations must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration, as well as a state industrial safety review, are required for the issuance of a license permitting the operation of a hazardous production facility.

Rostekhnadzor has broad authority in the field of control and management of industrial safety. In case of an accident, a special commission led by a representative of Rostekhnadzor conducts a technical investigation of the cause. The company operating the hazardous production facility where the accident took place bears all costs of an investigation. Rostekhnadzor officials have the right to access production sites and may inspect documents to ensure a company’s compliance with safety rules. Rostekhnadzor may suspend for up to 90 days or initiate a court decision to terminate operations of companies and/or impose administrative liability on officers of such companies.

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

Russian Antimonopoly Regulation

The Federal Law “On Protection of Competition,” dated July 26, 2006, as amended (the “Competition Law”), provides for a mandatory pre-approval by the FAS of the following actions:

•

other than in respect to financial organizations, such as banks, an acquisition by a person (or its group) of more than 25% of the voting shares of a Russian joint-stock company (or one-third of the interests in a Russian limited liability company), except upon incorporation, and the subsequent increase of these stakes to more than 50% of the total number of the voting shares and more than 75% of the voting shares (one-half and two-thirds of the interests in a Russian limited liability company), or acquisition by a person (or its group) of ownership or rights of use with respect to the core production assets and/or intangible assets of an entity which are located in Russia if the balance sheet value of such assets exceeds 20% of the total balance sheet value of the core production and intangible assets of such entity, or obtaining rights to determine the conditions of business activity of a Russian entity or to exercise the powers of its executive body by a person (or its group), or an acquisition by a person (or its group) of more than 50% of the voting shares (interests) of a foreign entity, which has supplied goods, works and/or services to Russia in an amount exceeding 1 billion rubles in the preceding year, or other rights to determine the conditions of business activity of such entity or to exercise the powers of its executive body, if, in any of the above cases, the aggregate asset value of an acquirer and its group together with a target and its group (excluding the asset value of the seller and its group, if as a result of the acquisition the seller and its group cease to determine the conditions of business activity of the target) exceeds 7 billion rubles and at the same time the total asset value of the target and its group exceeds 250 million rubles, or the total annual revenues of such acquirer and its group, and the target and its group for the preceding calendar year exceed 10 billion rubles and at the same time the total asset value of the target and its group exceeds 250 million rubles, or an acquirer, and/or a target, or any entity within the acquirer’s group or a target’s group are included in the Register of Entities Having a Market Share in Excess of 35% on a Particular Commodity Market (the “Monopoly Register”);

•

mergers and consolidations of entities, other than financial organizations, if their aggregate asset value (the aggregate asset value of the groups of persons to which they belong) exceeds 7 billion rubles, or total annual revenues of such entities (or groups of persons to which they belong) for the preceding calendar year exceed 10 billion rubles, or if one of these entities is included in the Monopoly Register; and

•

founding of a business entity, if its charter capital is paid by the shares (or limited liability company interests) and/or the assets (other than cash) of another business entity (other than financial organization) or the newly founded business entity acquires shares (or limited liability company interests) and/or the assets (other than cash) of another business entity based on a transfer act or a separation balance sheet and rights in respect of such shares (or limited liability company interests) and/or assets (excluding monetary funds) as specified above, at the same time provided that the aggregate asset value of the founders (or group of persons to which they belong) and the business entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets (other than cash) are contributed to the charter capital of the newly founded business entity exceeds 7 billion rubles, or total annual revenues of the founders (or group of persons to which they belong) and the business entities (or groups of persons to which they belong) which shares (or limited liability company interests) and/or assets are contributed to the charter capital of the newly founded business entity for the preceding calendar year exceed 10 billion rubles, or if a business entity whose shares (or limited liability company interests) and/or assets (other than cash) are contributed to the charter capital of the newly founded business entity is included in the Monopoly Register.

The above requirements for a mandatory pre-approval by the FAS will not apply if the transactions are performed by members of the same group, if the information about such a group of persons was disclosed to the antimonopoly authority and there were no changes within one month prior to the date of the transaction within that group of persons. In such cases, the FAS must be notified of the transactions subsequently in accordance with Russian anti-monopoly legislation. Furthermore, the requirement for a mandatory approval of transactions described in the first bullet point above will not apply if the transactions are performed by members of the same group where a company and individual or an entity, if such an individual or an entity holds (either due to its participation in this company or based on the authorities received from other persons) more than 50% of the total amount of votes in the equity (share) capital of this company. In such cases, the FAS must be notified of the transaction as described in the next paragraph.

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

A transaction entered into in violation of the above requirements may be invalidated by a court decision pursuant to a claim brought by the FAS if the FAS proves to the court that the transaction leads or could lead to the limitation of competition in the relevant Russian market. The FAS may also issue binding orders to companies that have violated the applicable antimonopoly requirements and bring court claims seeking liquidation, split-up or spin-off of business entities if a violation of antimonopoly laws was committed by such business entities. In addition, a company may be subject to the administrative fine of an amount from 150 to 250 thousand rubles for the failure to file a FAS post-transactional notification and from 300 to 500 thousand rubles for the failure to file an application for FAS pre-approval of the transaction.

Under the Competition Law, a company with a dominant position in the relevant market is prohibited from misusing its dominant position. Specifically, such company is prohibited from:

•	establishing and maintaining monopolistically high or monopolistically low prices of goods;

•	withdrawing goods from circulation, if the result of such withdrawal is an increase in the price of goods;

•

imposing contractual terms upon a counterparty which are unprofitable for the counterparty or not related to with the subject matter of agreement (i.e., terms that are economically or technologically unjustified);

•

reducing or terminating, without economical or technological justification, production of goods if there is a demand for the goods or orders for their delivery have been placed and it is possible to produce them profitably;

•	refusing or evading, without economical or technological justification, to enter into a contract with customers in cases when the production or delivery of the relevant goods is possible;

•	establishing without economical, technological or other justification different prices for the same goods;

•	establishing unjustifiably high or unjustifiably low price of a financial service by a financial organization;

•	creating discriminatory conditions;

•	creating barriers to entry into the market for the relevant goods or forcing other companies to leave the market;

•	violating pricing procedures established by law; and

•	manipulating prices in the wholesale and/or retail electricity (capacity) markets.

When a company is included in the register of entities with a market share exceeding 35% in the relevant market or with a dominant position in the relevant market, it may be subject to additional FAS oversight. In addition, in the event of breach of any terms of business conduct required by the FAS, the FAS may initiate proceedings to investigate a breach of antimonopoly laws. If a breach of the antimonopoly laws is identified, the FAS may initiate administrative proceedings which may result in the imposition of a fine calculated on the basis of the annual revenues received by the company in the market where such breach was committed. Such fines may include an administrative fine of an amount from 300 thousand to one million rubles or, if such violation has led or may lead to the prevention, limitation or elimination of competition, an administrative fine of up to 15% of the proceeds of sales of all goods, works and services in the market where such violation was committed, but not more than 2% of gross proceeds of sale of all goods, works and services for the year preceding the year of the violation. Russian legislation also provides for criminal liability of company managers for violations of certain provisions of antimonopoly legislation. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization.

The FAS has determined certain of our companies to have a dominant position in certain markets and these companies are subject to directive issued by the FAS which impose certain restrictions on their commercial activities. See “Risk Factors — Risks Relating to Our Business and Industry — Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.”

The Strategic Industries Law

The Strategic Industries Law adopted on April 29, 2008 and subsequently amended in 2010 and 2011 regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“Strategic Companies”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots of federal importance. Subsoil plots of federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of National Defense and Security land. The List of subsoil plots of federal importance was first officially published in Rossiyskaya Gazeta on March 5, 2009 and amended twice since then, on March 18, 2010 and on August 13, 2010. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be a strategic activity. The production and distribution of industrial explosives is also deemed to be activity of strategic importance for national defense and homeland security.

Investments resulting in a foreign investor or a group of entities obtaining control over a Strategic Company require prior approval from state authorities. The procedure for issuing such consent will involve a special governmental commission on the control of foreign investments (the “Governmental Commission”), which was established by a government resolution dated July 6, 2008 as the body responsible for granting such consents, and the FAS, which is authorized to process applications for consent from foreign investors and to issue such consents based on the decisions of the Governmental Commission. “Control” for these purposes means an ability to determine, directly or indirectly, decisions taken by a Strategic Company, whether through voting at the general shareholders’ (or limited liability company interest-holders’) meeting of the Strategic Company, participating in the board of directors or management bodies of the Strategic Company, or acting as the external management organization of the Strategic Company or otherwise. Thus, generally, “control” will be deemed to exist if any foreign investor or a group of entities acquires more than 50% of the shares (or limited liability interests) of a Strategic Company, or if by virtue of a contract or ownership of securities with voting rights it is able to appoint more than 50% of the members of the board of directors or of the management board of a Strategic Company. However, there are special provisions for Strategic Companies involved in the exploration or extraction of natural resources on plots of federal importance (“Subsoil Strategic Companies”): a foreign investor or group of entities is considered to have control over a Subsoil Strategic Company when such foreign investor or group of entities holds directly or indirectly 25% or more of the voting shares of the Subsoil Strategic Company or holds the right to appoint its sole executive officer and/or 25% or more of its management board or has the unconditional right to elect 25% or more of its board of directors.

Furthermore, in case a foreign investor or its group of entities which is a holder of securities of a Strategic Company, Subsoil Strategic Company or other entity which exercises control over these companies becomes a direct or indirect holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to a change in the allocation of votes resulting from the procedures provided by Russian law (e.g. as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares or holders of preferred shares becoming entitled to vote at a general shareholders’ meeting in cases provided by Russian law), such shareholders will have to apply for state approval of their control within three months of receiving such control. If the Governmental Commission refuses to grant the approval the shareholders shall sell the relevant part of their respective shares or participatory interest, and if they do not comply with this requirement, a Russian court can deprive such foreign investor or its group of entities of the voting rights in such Strategic Company upon a claim of the competent authority. In such cases, the shares of the foreign investor are not counted for the purposes of establishing a quorum and reaching the required voting threshold at the general shareholders’ meeting of the Strategic Company.

Any transfers of a stake, or certain rights, in a Strategic Company or in a Subsoil Strategic Company between foreign investors that are (i) companies controlled by the Russian Federation or (ii) companies controlled by Russian nationals, provided that such Russian nationals are Russian tax residents and do not have dual nationality, will not require prior approval from the state authorities.

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

Salary

The minimum monthly salary in Russia, as established by federal law, is 4,611 rubles. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

Pursuant to the Federal Law “On Specific Features of the Functioning of the Electricity Industry during the Transitional Period and on Introduction of Amendments into Certain Laws of the Russian Federation and Abolishing Certain Laws of the Russian Federation in connection with the Adoption of the Federal Law “On the Electricity Industry” No. 36-FZ dated March 26, 2003 (the “Transitional Period Law”), companies and individuals, as well as affiliated entities operating within one wholesale market pricing zone, are prohibited from combining activities relating to electricity distribution and/or dispatching with electricity generation and/or sale, through simultaneously owning, or using on any other legal basis, assets which are directly used for electricity distribution and/or dispatching and assets which are directly used for electricity generation and/or sale.

Amendments to the Transitional Period Law adopted in December 2011 introduced an enforcement mechanism with respect to affiliated companies which do not comply with the law. Pursuant to the amendments to the Transitional Period Law, if these requirements are not met, the FAS is entitled to file an application seeking a court order for forced reorganization to separate the assets in case they are combined within one company, or, in case of they are combined among affiliated companies, for a forced sale at a public auction first, of assets owned and directly used in electricity generation and/or sale and second, if the sale of electricity generation and/or sale assets is not possible, of assets owned and directly used in electricity distribution.

Sales of electricity

The Russian electricity market consists of wholesale and retail electricity and capacity markets. The wholesale electricity and capacity market encompasses European territory of the Russian Federation, the Urals and Siberia and is divided into two pricing zones. The first pricing zone includes European territory of the Russian Federation and the Urals and the second pricing zone includes Siberia. This market provides a framework for large-scale, often interregional, energy trades. The retail electricity market operates within all Russian regional territories and provides a framework for mid-scale and end-consumer energy trades. This market is regulated by the respective Regional Energy Committees, or RECs.

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

•

purchasers of electricity and capacity: major power consumers and generating companies which at certain points in time may elect to purchase electricity to fulfill their supply obligations instead of generating their own; and

•	grid companies (to cover electricity losses sustained in transmission and distribution of electricity).

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

Currently electricity is traded on the basis of the following trading mechanisms:

Regulated bilateral contracts

Regulated contracts are effectively take-or-pay obligations at regulated prices defined by the FTS for electricity and capacity volumes. The volumes of electricity to be traded by the generators under regulated contracts are set up by the FTS annually based on percentages of the volumes of electricity generated in the previous year. The volumes of electricity traded under regulated contracts have gradually declined for the wholesale market when it became fully liberalized in 2011. Starting from January 1, 2011, electricity is traded at non-regulated prices, except for electricity intended for supply to households.

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

“Guaranteeing suppliers” sell electricity under prices that take account of: (1) the prices on the wholesale electricity market; (2) the sales premium of the particular guaranteeing supplier set by respective regional authorities; and (3) the prices for electricity transmission and distribution through electricity networks.

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

Our Southern Kuzbass Power Plant delivers heat energy (in the form of hot water) at regulated prices to residential and commercial customers in Kaltan and Osinniki. Mechel Energo delivers heat energy (in the form of hot water and steam) at regulated prices to residential and commercial customers in the cities of Vidnoe, Chelyabinsk, Chebarkul, Beloretsk, Guryevsk, Mezhdurechensk, Myski, Zlatoust and Izhevsk.

U.S. Environmental, Health, Safety and Related Regulation

The Bluestone companies, like the rest of the coal mining industry in the United States, are subject to a variety of federal, state and local laws and regulations with respect to matters such as: the pollution, protection, investigation, reclamation and restoration of the environment, human and animal health and safety, and natural resources; the use, generation, handling, transport, treatment, storage, recycling, disposal, presence, release and threatened release of and exposure to hazardous substances or waste; noise, odor, mould, dust and nuisance; and cultural and historic resources, land use and other similar matters. We are required to incur significant costs to comply with these requirements.

Violators of the laws summarized below may generally be subject to fines, in most cases applicable on a per day, per violation basis. In some cases even seemingly minor violations may add up to significant penalties. In addition, most U.S. environmental, health and safety laws authorize citizen suits, permitting third parties to make claims for violations of law.

We endeavour to conduct our operations in compliance with all applicable regulatory requirements, but violations may occur from time to time. If we fail to comply with any present or future regulations, we could be subject to liabilities, required changes to or the suspension or curtailment of operations, and fines and penalties. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment or incur other significant expenses. Often, private suits for personal injury, property damage or diminution, or similar claims may be initiated in connection with alleged regulatory infractions.

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

The U.S. Department of Interior is considering new standards governing new permit applications under the federal program. These new standards would pertain to the restoration of mountaintops affected by surface mining and would develop a federal definition of “material damage” that would apply to existing watershed area protections. It would also remove the rights of states to revise or grant exemptions to federal restoration standards and could require surface mining companies to obtain additional information on the environmental conditions near their operations, monitor such conditions before and after mining and change or close operations if unpermitted damage to the area occurs.

Applications for new permits or renewal of existing permit in the U.S. are subject to public notice and comments. As part of or as a result of this process, third parties, including non-governmental organizations or individuals, can require amendments or object to such permits in administrative proceedings, and in some cases can initiate litigation in a court of law to challenge an agency decision. These actions can delay the permit application or renewal process significantly and, if successful, can prevent the continuation or commencement of our operations. We typically make applications to renew these permits 120 days prior to the expiration of the permit.

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

In recent years, surety bond premiums have been fluctuating increased and the market terms of surety bonds have generally become less favorable. The number of companies willing to issue surety bonds has also declined during some periods. We cannot predict with certainty our future ability to obtain, or the cost of, bonds that may be required for our U.S. coal operations.

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

In response to certain highly publicized mine incidents over the years, legislative and regulatory bodies at the federal and state levels, including MSHA, have promulgated or proposed various new statutes, regulations and policies relating to mine safety and mine emergencies, including the federal MINER Act passed in 2006. Some of the new obligations include, for example, improved technologies and safety practices, tracking and communication, emergency response plans and equipment. Various states, including West Virginia, have also enacted new laws to address similar subjects. In addition, federal black lung benefits laws and coal industry health benefits laws, among others, may impact us. Regulatory efforts in this area are ongoing. At this time, it is not possible to predict with accuracy the full effect of new and future U.S. mine health and safety regulation on our business.

Clean Air Act (“CAA”)

The CAA and corresponding state rules regulate emissions of materials into the air and affect our U.S. coal operations both directly and indirectly. Certain “sources” of air pollution, for example, including coal preparation and processing operations, must obtain and maintain operating permits, which are generally reviewed every five years and contain compliance requirements such as compliance certification, testing, monitoring, reporting and record-keeping. Such operations are also subject to emission restrictions, including for particulate matter and fugitive dust. The CAA also indirectly affects coal mining operations by extensively regulating the emissions of coal-fuelled power plants and industrial boilers. In general, there has been increased interest in recent years in legislation focused on power plant emissions. Construction of new sources of air pollution (including in some cases reconstruction and modification of existing sources) also triggers preconstruction review and approval by authorities, with typically more stringent control technology and permitting requirements.

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

•

Clean Air Interstate Rule. The Clean Air Interstate Rule (“CAIR”) is a program for approximately 28 eastern states, including West Virginia, that contributes to downwind states’ nonattainment of NAAQS. CAIR applies to sulfur dioxide and NOx. It interacts with, and in some cases supersedes, other existing programs under the CAA such as the Acid Rain program, the Regional Haze rule and the NOx SIP Call. The CAIR requires states to revise their State Implementation Plans (“SIPs”) to reduce emissions of sulfur dioxide and NOx. The CAIR has been the subject of litigation since its promulgation; a December 2008 appeals court decision left the CAIR in place until the EPA issues a new rule to replace CAIR in accordance with the court’s previous decision. In July 2011, the EPA finalized the Cross-State Air Pollution Rule (requiring significant reductions in sulfur dioxide and NOx emissions from power plants in the eastern U.S.) to replace CAIR, but it is currently stayed pending judicial review. All of the foregoing could adversely affect the purchase of our coal by customers.

•

Clean Air Mercury Rule. In 2005, the Clean Air Mercury Rule (“CAMR”) became the first regulation to directly address mercury contamination. The rule would have applied to new and existing coal-fuelled electric utility steam generating units nationwide and creates a cap-and-trade system. Each affected unit would be required to have a continuous emission monitoring system or an effective long-term system that can trap an uninterrupted sample of mercury, and maintain records and report periodically to demonstrate compliance with the mercury limits. The rule, however, was vacated during litigation, and EPA has announced plans for a new rule to replace the vacated CAMR. Separate state standards may also be passed. Regardless of whether these or other measures are implemented, rules imposing stricter limitations on mercury emissions from power plants may adversely affect the demand for coal.

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

Climate change

Burning coal results in significant emissions of carbon dioxide, which is a greenhouse gas (“GHG”) and considered by many to be one of the key contributors to global warming and climate change. Regulation of GHG in the United States is currently subject to complicated domestic and international political, policy and economic considerations. As the issue of climate change becomes more politically charged, U.S. federal and state regulators are seeking to respond to a variety of public concerns.

This regulatory response may impact our operations directly if we become regulated for our emissions of GHGs or for the GHG contents of the coal that we sell to our customers. The regulatory response may also impact our operations indirectly if new regulations apply to our customers that negatively impact the demand for our products.

Between 2007 and 2009, a number of proposals that would have established a federal comprehensive GHG trading program failed to obtain sufficient congressional support to be adopted. As a result, since 2009 the current U.S. administration has pursued an approach involving the adoption of new regulations under existing environmental laws, such as the Clean Air Act, rather than seeking new legislative authority. The U.S. Supreme Court, in its 2007 decision in Massachusetts v. EPA, confirmed that EPA has statutory authority to classify carbon dioxide and other GHGs as pollutants and regulate them under the Clean Air Act. This was confirmed in the Court’s 2011 decision in American Electric Power v. Connecticut.

In its first major action on GHGs, in 2009 the EPA issued a final rule mandating the annual reporting of GHG emissions from a wide variety of emission sources in the United States, including coal-fired power plants, beginning with the calendar year 2010. Although coal mines had been excluded from the reporting obligation imposed by the 2009 rule, on July 12, 2010, the EPA published a final rule for mandatory reporting of GHGs from underground coal mines and several other industrial sources beginning with the calendar year 2011.

In addition, on December 15, 2009, EPA issued an “endangerment” finding stating that carbon dioxide and five other greenhouse gases endanger public health and welfare. This finding set the stage for a series of further rules and regulations and established the legal basis for potential direct regulation of GHG emissions from many sources, including coal mines and coal-fired power plants. On May 13, 2010, the EPA issued a final rule that established thresholds for the regulation of GHG emissions from major sources. This rule defines when permits under the New Source Review (the “NSR”), Prevention of Significant Deterioration (the “PSD”) and Title V Operating Permit programs are required for new and existing industrial facilities. This final rule ‘tailors’ the requirements of existing CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits, generally to those with a “potential to emit” 25,000 tonnes per year or more of GHGs. This category clearly includes coal-fired power plants and other coal-fired industrial production facilities. This means that although we may not be directly affected by this new permitting initiative in the near term, many of our customers will be.

In the absence of a comprehensive federal program applicable to GHG emissions, a number of state and regional GHG initiatives have also been developed. These include state laws and regulations such as California’s Global Warming Solutions Act of 2006 and the rules implemented by the California Air Resources Board pursuant to that statute’s mandate, as well as the Regional Greenhouse Gas Initiative, which is an agreement between 10 East Coast states to cap and reduce GHG emissions from the power sector. Furthermore, over the past several years environmental non-governmental organizations in the U.S. have made use of both federal and state laws to block permitting for the construction of new coal-fired power plants, as a result of which few such facilities have broken ground. For example, in 2009 and 2010 construction did not begin on a single new coal-fired facility.

Current and future regulations applicable to GHG emissions, including carbon dioxide, may increase the costs of using coal as a fuel for power generation. Accordingly, as new requirements take effect there is a risk that coal may not be used as a fuel for new generating facilities or that existing coal-fired power plants may seek to reduce their emissions by switching to other fuels such as natural gas or, in some cases, cease their operations entirely. Reduced demand for coal may thus adversely impact our U.S. coal operations.

Clean Water Act (“CWA”) and Safe Drinking Water Act (“SDWA”)

The CWA establishes a number of programs designed to restore and protect the quality of U.S. waters by limiting the discharge of pollutants into such waters. These programs include the National Pollutant Discharge

Elimination System permit program (“NPDES”), the dredge and fill permit program and municipal wastewater treatment programs. Coal extraction and related activities subject to the West Virginia SCMRA and Water Pollution Control Act are exempt from certain of these requirements.

•

The NPDES system implements the CWA’s prohibition on unauthorized discharges by requiring a permit for every discharge of pollutants from a point source to navigable waters of the United States. NPDES permits give the permittee the right to discharge specified pollutants from specified outfalls, usually for a period of five years. The permit normally sets numerical limits on the discharges and imposes conditions on the permittee (including filing periodic discharge and monitoring reports); discharges that require a permit include industrial process wastewater, non-contact cooling water and collected or channeled storm water runoff. The CWA also requires many facilities to develop and maintain plans for preventing and responding to spills of hazardous substances, called Spill Prevention Control and Countermeasure (“SPCC”) Plans, and certain high-volume hazardous substance handling/storage facilities are required to prepare and maintain a more extensive plan called a Facility Response Plan.

•

EPA has generally delegated NPDES permitting authority to West Virginia. West Virginia water pollution law is generally broader than that of its federal counterparts. For example, among other things, state law regulates discharges into all waters of the state, including groundwater, and requires permits for the construction of disposal systems. Recently, however, the EPA has been taking a more active role in NPDES permit issuance, and pursuant to EPA guidance and a new DEP policy on implementation of the state’s narrative water quality standards, the issuance of new and renewed NPDES permits in West Virginia has been curtailed and/or delayed. Furthermore, the DEP has pending litigation against the EPA to challenge the water quality standards in the EPA’s guidance documents. It is, as a consequence, not possible to predict with certainty the ability of mining companies to obtain required NPDES permits for new or expanded mining operations, or renewed permits, or the timing of either.

•

Coal companies are required to obtain 404 Permits from the Corps generally authorizing the disposal of fill material from coal mining activities into the waters of the United States, for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills for excess spoil disposal, and other mining activities. 404 Permits have been the subject of repeated court challenges and heightened regulatory oversight, which has resulted in delays in obtaining these permits and has increased permitting costs. Additionally, in recent years both “nationwide” and “individual” permits have been invalidated, including in West Virginia. Although it is still possible to receive such permits, since implementation of a new federal oversight initiative in June 2009, few 404 Permits have been issued. For example, in January 2011, for the first time EPA cancelled a federal water permit after it was issued when it rescinded a CWA permit held by another coal mining company for a surface mine in Appalachia, and in June 2011 the Corps announced it would suspend the use of the “nationwide” permit for the construction of valley fills and refuse impoundments under CWA Section 404, by surface coal operations in West Virginia and other Appalachian states. It is also widely expected that some pending 404 Permit applications will be denied. Although we have no immediate need for new 404 Permits to continue its current mining operations in the short term, some of our future mine plans (including the continuation of existing mines) would require the issuance of such permits to proceed. It is difficult to predict whether, in light of the regulatory environment, such 404 Permits will be issued to us in the future. If we cannot obtain them, our coal production operations in the coming years could be subject to substantial disruption.

•

The SDWA primarily targets public water systems, which generally includes any system for the provision of water to the public for human consumption through pipes or other constructed conveyances if such system has at least 15 service connections or regularly serves at least 25 individuals. This broad definition can include informal and transient water systems (e.g., businesses such as coal mining operations having their own wells or water supplies for on-site workers). West Virginia state law prohibits the installation or establishment of any system or method of drainage, water supply or sewage disposal without first obtaining a permit from the Bureau of Public Health. The Department of Health and Human Resources has promulgated rules which adopt the National Drinking Water Regulations under the SDWA. These rules, among other things, require chlorination of public water systems and set fluorination standards.

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

•

Under CERCLA a PRP’s liability is strict, joint, several and retroactive; in other words, liability may be imposed regardless of fault, may relate to historical activities or contamination, may require one party to bear the costs of the entire cleanup and has no requirement that the party’s activities or hazardous substances be proven to have actually caused the contamination. Categories of liable parties under CERCLA include current owners, lessees and operators, former owners, lessees and operators, waste generators or arrangers, and transporters. Accordingly, it is possible for us to become subject to investigation or cleanup obligations (or related third-party claims) in connection with onsite or offsite contamination issues, including those caused by predecessors.

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

E.U. REACH

On 1 June 2007, the E.U. enacted regulations on the registration, evaluation, authorization and restrictions on the use of chemicals, known as REACH. The purpose of REACH is to ensure a high level of protection of human health and the environment, including the promotion of alternative methods of assessment of hazards of chemical substances.

REACH requires foreign manufacturers importing their chemical substances into the E.U., as well as E.U. manufacturers producing such substances in quantities of one tonne or more per year, to register these substances with the European Chemicals Agency (“ECHA”) and provide the information about the registered substances usage and utilization to the competent authorities of the E.U. Member States and downstream users upon request. To comply with REACH requirements, we have created dedicated internal working groups, procured external consultants’ advice and budgeted for REACH procedures expenses. Prior to December 1, 2008, we pre-registered with the ECHA substantially all of the substances that we intended to export to or produce in the E.U. As a next step, we successfully registered with the ECHA the substances that we export to or produce in the E.U. in an amount over 1,000 tonnes per year, and which are subject to REACH registration, namely: ferroalloys, coke-chemicals and pig iron exported to the E.U., and mill scale produced at Romanian steel mills. This registration was completed prior to December 1, 2010 in compliance with the REACH implementation schedule. Currently we are preparing for the next stage of the registration process. The next registration under REACH for substances in the 100-1,000 tonnes per year tonnage band is to be completed prior to June 1, 2013. We intend to complete the registration process within the relevant deadlines.

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

History of Incorporation

Mechel OAO was incorporated on March 19, 2003, as a joint-stock company holding shares and interests in the charter capitals of various mining and steel companies owned by Igor Zyuzin, Vladimir Iorich and companies controlled by them. These individuals acted in concert from 1995 until December 2006 pursuant to an agreement which required them to vote in the same way. During the period from March through December 2006, Mr. Iorich disposed of his entire interest in Mechel OAO to Mr. Zyuzin, and the agreement terminated on December 21, 2006.

Business Structure

Segments

We have organized our businesses into four segments:

•

the mining segment, comprising the production and sale of coal (metallurgical and steam), coke and chemical products, iron ore and limestone, which supplies raw materials to our steel segment and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Sea of Japan and on the Sea of Azov and our railway transportation assets;

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

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	96.6%
Tomusinsky Open Pit	Russia	Coking coal, steam coal	January 1999	74.5%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	85.6%
Port Posiet	Russia	Seaport: coal warehousing and loading	February 2004	97.1%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol(2)	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Port Vanino	Russia	Coal transshipment terminal (under construction)	November 2008	100.0%
Mechel Bluestone Inc.	United States	Coking coal, steam coal	May 2009	100.0%
Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and stainless long and flat steel products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	91.4%
Mechel Targoviste	Romania	Carbon and specialty long steel products, seized rolling	August 2002	86.6%
Urals Stampings Plant	Russia	Stampings from specialty steels	April 2003	93.8%
Mechel Campia Turzii	Romania	Long steel products, wire products	June 2003	86.6%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Carbon and specialty long steel products, seized rolling and wire products	May 2004	88.4%
Port Kambarka	Russia	River port	April 2005	90.4%
Ductil Steel	Romania	Rolled products, billets and wire products	April 2008	100.0%
HBL Holding	Germany	Steel trading and distribution, servicing, cutting and processing steel products, warehousing system	September 2008	100.0%
Laminorul Plant	Romania	Long steel products	February 2010	90.9%
Donetsk Electrometallurgical Plant	Ukraine	Semi-finished steel products and long steel products	December 2011	100.0%

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Ferroalloys Segment
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	84.1%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%
Oriel Resources	Russia, Kazakhstan	Chrome and nickel mining and processing	April 2008	100.0%
Tikhvin Ferroalloy Plant	Russia	Ferrochrome	April 2008	100.0%
Power Segment
Southern Kuzbass Power Plant	Russia	Electricity generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%
Toplofikatsia Rousse	Bulgaria	Electricity generation and distribution	December 2010	100.0%

(1)

The percentages provided in this table are as of December 31, 2011. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)	Effective as of the end of the first quarter of 2008, the subsoil license to the Elga coal deposit was transferred from Elgaugol to Yakutugol. Elgaugol was liquidated in September 2009.

Intersegment sales

We are an integrated mining, steel, ferroalloys and power group. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2011:

•

The mining segment supplied approximately 30% of the steel segment’s iron ore concentrate requirements, 100% of the steel segment’s coke requirements, 100% of the power segment’s coal requirements and approximately 77% of the ferroalloys segment’s coal requirements;

•	The ferroalloys segment supplied approximately 93% of the steel segment’s requirements in ferrochrome, ferrosilicon and ferronickel;

•	The mining segment supplied approximately 84% of coke for use in the production of ferronickel, ferrochrome and ferrosilicon by the ferroalloys segment;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	The power segment supplied approximately 21% of our group’s overall electricity requirements.

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

Set out below are our key acquisitions during the periods under review in this section. For more detail see note 3 to our consolidated financial statements. Each of the acquisitions was accounted for using the acquisition method of accounting, and the results of operations of each acquired business are included in our consolidated statements of income and comprehensive income from their respective dates of acquisition of control. In certain cases where we acquired our interest in a business over a period of time and control was not acquired until subsequent acquisitions of shares, such acquisitions were accounted for using the equity method of accounting or at cost, as appropriate, until such controlling stake was acquired. The financial information for the periods presented herein may not be directly comparable from period to period due to these acquisitions and their accounting treatment.

Bluestone. In May 2009, we acquired, through Mechel Bluestone Inc., a newly formed Delaware corporation, 100% of the shares and interests in the companies conducting the coking coal business of Bluestone Coal Corp. in West Virginia. The aggregate consideration was $436.4 million paid in cash, approximately 83.3 million of our preferred shares and two contingent payments (as described below), less the amount exceeding the target debt of $132.0 million of the acquired business. The first contingent payment was agreed to be a contingent share value right (“CVR”) that would guarantee a target total shareholder return from the preferred shares after five years from the closing date of the acquisition. Any potential CVR cash payment due to the actual total return from the preferred shares being less than or equal to the target return was to be paid on the fifth anniversary of the closing date and was to equal the amount by which the target value exceeded the sum of the aggregate market value of the preferred shares and all dividends received. The starting target value was set at $986.1 million, which could be increased up to $1,585.0 million to reflect additional tonnes of reserves and resources in excess of certain levels, which were to be identified through additional drilling within two years of the closing date and verified by an independent engineer, and decreased by the amount of any damages (capped at $200.0 million for CVR purposes) and set-offs effected by Mechel. The starting target value of the CVR was increased by the parties by $3.5 million in June 2010 as a result of an agreement to settle a third-party litigation. Mechel Mining guaranteed the obligations of our subsidiaries who undertook to make the CVR payment. The CVR payment obligation was further supported by a pledge of the shares of Mechel Bluestone Inc. and its subsidiaries. The second contingent payment is a contingent cash payment to be made within five years from the closing date based on additional coal reserves and resources identified within two years under a planned drilling program and verified by an independent engineer. The additional tonnes are to be paid for at the price of $3.04 per tonne if the payment occurs on the fifth anniversary of the closing date, and the price is discounted in the case of earlier payment. The drilling program was conducted through July 2011 and in September 2011 we received a letter prepared by Weir International, Inc., an independent engineer. The letter appears to state that approximately 54.8 million tonnes of additional coal resources were identified pursuant to the drilling program. Based on our review of the letter, we believe that the contents of the letter do not support its conclusions, and for that and a number of other reasons the letter is deficient and fails to satisfy the contractual requirements for establishing the second contingent payment. The sellers have expressed disagreement with our view of the Weir letter and we have requested more supporting data and information in order to further evaluate the results of the drilling program. Mechel Mining guaranteed the obligations of our subsidiaries who undertook to make the second contingent cash payment in the amount of $1.0 billion. The total fair value of the purchase consideration at the closing date amounted to $1,447.2 million. For more detail see note 3(e) to our consolidated financial statements.

In accordance with FASB ASC 805, “Business Combinations” (“ASC 805”), we adjust the contingent liability arising from contingent consideration arrangements at the end of each reporting period, with a corresponding gain or loss reflected in the statement of income, based on changes in the fair value of the obligation. The change in the fair value of our preferred shares during the post-acquisition period through December 31, 2009, based on an independent appraisal, resulted in a $494.2 million decrease in the CVR contingent payment, which was recorded as a non-taxable gain in other income and expenses, net in the consolidated financial statements. This gain was a result of the changes resulting from the events after the acquisitions date, primarily because of the increase in the value of preferred shares following a similar increase in the price of our common shares, and does not constitute a measurement period adjustment that would require adjustment of the purchase consideration.

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

Laminorul Plant. Laminorul Plant is a steel plant located in Braila (Romania) and listed on the Bucharest Stock Exchange, RASDAQ market. On February 25, 2010, we acquired 100% of the shares of Donau Commodities SRL which holds 90.9% of the shares of Laminorul Plant for consideration of $11.9 million. The acquisition is consistent with our program of expanding production and sales of steel products, particularly those related to construction and building industries in Romania.

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

Donetsk Electrometallurgical Plant. Donetsk Electrometallurgical Plant is a steel plant located in Donetsk, Ukraine. We completed the acquisition of 100% of the shares in Donetsk Electrometallurgical Plant in December 2011 for $537 million to be paid in monthly installments during the period from December 2011 to December 2018. Donetsk Electrometallurgical Plant specializes in the production of continuous cast billets and rolled round billets from high-quality grades of steel with thermal treatment.

Factors Affecting Our Results of Operations and Financial Condition

Cyclical nature of business and impact of macroeconomic factors

Our mining and ferroalloys businesses sell significant amounts of coal, iron ore and ferroalloys to third parties and our revenues depend significantly on these sales. Cyclical and other changes in the world market prices of these products affect the results of our mining and ferroalloys operations. The changes in these prices result from factors which are beyond our control, such as market supply and demand. The global coal, iron ore and ferroalloys supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, transportation bottlenecks, production disruptions and natural disasters. Prices of the products of our mining and ferroalloys business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.”

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

The global financial crisis and sharp economic slowdown which started in 2008 seriously impacted global GDP growth in 2008 and 2009 and the recovery was slow in 2010. Global GDP contracted by 2.4% in 2009, grew at 4.1% in 2010 and at 2.7% in 2011, according to CRU. According to Rosstat, Russia recorded GDP contraction of 7.8% in 2009 and growth of 4.3% in 2010 and of 4.3% in 2011. This slowdown in economic growth and severe constraints in capital spending, both globally and in Russia, led to poor demand for our products and a substantial decrease in the prices for our products in 2009. We generally observed signs of improvement in our core markets in 2010. Growth continued during the first nine months of 2011, until another wave of slowdown of the global economy led to a decline in demand and prices for our products. See “— Price trends for products.”

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

The E.U. has a quota system in place with respect to Russian steel imports, which affected our exports to ten countries in Central and Eastern Europe in the periods under review. Our sales in the E.U. constituted approximately 22.2%, 17.0% and 18.9% of our steel segment revenues in 2011, 2010 and 2009, respectively. The effect of the quota system is significantly mitigated, however, because a substantial majority of our sales in the E.U. are made by our European subsidiaries, which are not subject to the E.U. quota system, in particular Ductil Steel in Romania and HBL Holding in Germany.

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

We are protected from competition from steel imports in Russia due to import tariffs that Russia has in place for certain steel products. These tariffs generally amount to 5-15% of the value of the imports. The majority of our sales of steel products in Russia in the periods under review were protected by these import tariffs. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. Upon Russia’s accession to the WTO following the completion of the ratification by the State Duma of the Russian Federation, import duties on stainless rolled products should be reduced to 5%. In the future, the Russian government may restore export duties on steel products and may also impose export duties on some raw materials, such as coal and iron ore concentrate. See “Risk Factors — Risks Relating to Our Business and Industry — We benefit from Russia’s tariffs and duties on imported steel, which may be eliminated in the future” and “Risk Factors — Risks Relating to Our Business and Industry — We face numerous protective trade restrictions in the export of our steel products and ferroalloys, and we may face export duties in the future.”

Consolidation trends in the steel and mining industries

The global financial crisis sharply slowed the pace of consolidation in the steel industry. The uncertainty over future demand, together with continuing constraints on capital, were two of the greatest challenges that steel companies faced in 2009. China is an exception where internal consolidation activity in the steel industry is, in part, driven by the central government’s plan to consolidate its capacity. Despite demand growth witnessed during 2010 and 2011, growth in steel-making capacity still exceeds steel demand. There is now significant over-capacity in the global steel sector which is putting pressure on operators’ profitability. Future consolidation in the steel industry should enable steel producers to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

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

The mining industry has also experienced consolidation in recent years. Although the activity in this sector substantially decreased in 2009, there were several large-scale transactions. Alpha Natural Resources and Foundation Coal Holdings, Inc, both U.S. public coal companies, merged to form the third largest U.S. coal producer under the name Alpha Natural Resources. Ukrainian iron and steel producer Metinvest Holding Limited acquired United Coal Company, a U.S. based mining company. Arch Coal Inc, a listed U.S. based coal producer, acquired the Jacobs Ranch coal mine from Rio Tinto plc. Additionally, we acquired Bluestone. In 2010, INR Energy, a privately held coal company, sold its West Virginia coal mining operations to Cliffs Natural Resources, an international mining company. Cumberland Resources, a U.S. privately held coal producer, was acquired by Massey Enegry, a U.S. company and one of the largest producers of Central Appalachian coal. In 2011, there was another series of large-scale transactions. Walter Energy, Inc., a producer of coking coal in southern Appalachia, acquired Canada’s Western Coal Corp. to become one of the world’s largest producers of coking coal. Alpha Natural Resources acquired Massey Energy Co., creating the world’s third largest coking coal producer behind BHP Billiton-Mitsubishi Alliance and Teck Resources Ltd. Arch Coal Inc. acquired International Coal Group, a U.S. coal producer in the Appalachia region, making Arch Coal the second largest U.S. producer of coking coal. Peabody Energy, Inc. acquired a controlling interest in Macarthur Coal Ltd., the world’s largest producer of seaborne low volatile PCI. China’s Winsway Coking Coal Holdings Ltd. and Japan’s Marubeni Corp. acquired Canadian metallurgical coal producer Grande Cache Coal Corp. Whitehaven Coal has agreed to buy another Australian coal company, Aston Resources, to create one of Australia’s largest coal producers. Yanzhou Coal Mining Co., China’s fourth biggest coal producer, bought Gloucester Coal Ltd. to gain more mines and port access in Australia.

Consolidation among suppliers in the mining industry has led to a stronger bargaining position among mining companies vis-à-vis steel producers. As we are vertically integrated in both the “upstream” and “downstream” sides of the mining and steel segments, we are not as affected by consolidation among suppliers as some of our competitors.

Price trends for products

Coking coal and steam coal

Average contract prices for premium hard coking coal in calendar year 2011 were $289 per tonne (FOB Australia), up from $191 per tonne (FOB Australia) in calendar year 2010, according to CRU. Previously, the contract price for premium hard coking coal was $129 and $300 per tonne, on the same basis, in JFY 2009/2010 and 2008/2009, respectively, according to CRU. Decreasing steel demand and production in the first half of 2009 led to a reduction in hard coking coal spot prices to a level around $115 per tonne (FOB Australia) in May 2009 from $400 per tonne (FOB Australia) in the middle of 2008, according to CRU. The situation gradually changed from the middle of 2009. Growing global demand for steel led to an increase in demand for imported coking coal in Japan, South Korea and European countries. Unprecedented growth of coking coal imports to China, coupled with imported coal supply shortage, contributed to the hard coking coal spot price reaching $170 per tonne (FOB Australia) by the end of 2009, and $220 per tonne (FOB Australia) in the first quarter of 2010, according to CRU. The hard coking coal spot price increased during the beginning of 2010 and reached $250 per tonne (FOB Australia) in April 2010. By the end of 2010, however, prices had declined to $225 per tonne (FOB Australia), according to CRU. There was no significant volatility in spot prices in 2010 due to the stable development of global steel industry. Minor price fluctuation occurred due to seasonal factors and traders stocking activity. At the beginning of 2011, hard coking coal spot prices increased sharply to $350 per tonne (FOB Australia) due to supply disruptions caused by heavy floods in Queensland, Australia, according to CRU. Since then, coal supply has normalized and spot prices decreased to $305 per tonne in June 2011, according to CRU. In the final quarter of 2011, the price declined sharply to $235 per tonne in November, according to CRU. The contract price for the first quarter of 2012 was set at $235 per tonne, while the spot price declined to $219 per tonne in January 2012, according to CRU.

Prices for steam coal reached a high of $209 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in July 2008 from a low of $69 per tonne in January 2007, according to Platts. As the global financial crisis began in September 2008, demand for steam coal was suddenly reduced and the spot prices fell to $62 per tonne (CIF Amsterdam/Rotterdam/Antwerp) by March 2009, according to Platts. Subsequently, prices began to rise as a result of the global economy recovering. Prices reached $80 per tonne (CIF Amsterdam/Rotterdam/Antwerp) by the end of 2009, according to Platts. At the beginning of 2010, prices reached $86 per tonne (CIF Amsterdam/Rotterdam/Antwerp) and then declined to $73 per tonne (CIF Amsterdam/Rotterdam/Antwerp) by the end of the first quarter of 2010, according to Platts. Prices increased further during 2010 and reached $122 per tonne (CIF Amsterdam/Rotterdam/Antwerp) at end of 2010, according to Platts. The main reason for this price growth was the stable growth of the global economy. In the first six months of 2011, prices for steam coal fluctuated around 2010 year-end levels, according to Platts. The price for steam coal was $123 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in June 2011, according to Platts. In the final quarter of 2011, steam coal prices decreased to $111 per tonne in December, according to Platts. At the beginning of February 2012, the price for steam coal decreased further to $99 per tonne, according to Platts.

Iron ore

Average contract prices for iron ore in calendar year 2011 were $163, up from $106 per tonne in 2010 and $63 per tonne in 2009 (Southern System fines, 65% elemental iron, 6% moister, FOB Brazil), according to CRU.

The price in JFY 2009/2008 for iron ore was $78 per tonne on the same basis, according to CRU. Decreasing steel demand and production in the first half of 2009 led to a reduction in iron ore spot prices to a level of around $64 per tonne (CFR China) in April 2009 from $207 per tonne in March 2008, according to CRU. The situation gradually changed from the middle of 2009, when growing global production of steel coupled with strong demand for imported iron ore from China pushed prices to the level of $105 per tonne (CFR China) by the end of 2009 and $142 per tonne (CFR China) by the end of the first quarter of 2010, according to CRU. Prices increased further during 2010 and reached $186 per tonne (CFR China) in April, and after a decline in the middle of the year prices begin to rise again and reached $173 per tonne (CFR China) at end of 2010, according to CRU. The main reasons for price growth in 2010 were stable demand for ore imports from China and Indian government measures restricting iron ore exports. In the first six months of 2011, iron ore prices continued their surge as a result of strong Chinese demand. The iron ore contract price for Brazilian ore was $175, $172 and $169 per tonne (Southern System fines, 65% elemental iron, 6% moister, FOB Brazil) for the second, third and fourth quarter of 2011 respectively, according to CRU. The spot price for iron ore was $139 per tonne (fines 62% Fe, CFR China) in December 2011, according to CRU. The iron ore contract price for Brazilian ore was set at $132 per tonne in the first quarter of 2012. The spot price increased to $147 per tonne in January 2012.

Coke

Coke prices reached a historic peak in the third quarter of 2008, driven by strong demand and high coking coal prices. The Russian domestic price for coke reached 14,500 rubles per tonne (including VAT, FCA basis) in September 2008, according to Metal-Courier, and the export price for Chinese coke reached $720 per tonne (12.5% ash, FOB basis) in July 2008, according to CRU. The global economic slowdown led to a sharp decrease in coke prices in the fourth quarter of 2008, and prices fell to their lowest levels during 2009. The Russian domestic price for coke fell to as low as 4,840 rubles per tonne (including VAT, FCA basis) in July 2009, according to Metal-Courier, and the export price for Chinese coke fell to $200 per tonne (12.5% ash, FOB basis) in March 2009, according to CRU. Coke prices gradually recovered through the rest of 2009 and 2010, as a result of growing demand from the steel industry and increasing coking coal prices. By the end of 2010, the Russian domestic price for coke reached 11,720 rubles per tonne (including VAT, FCA basis), according to Metal-Courier, and the export price for Chinese coke grew to $450 per tonne (12.5% ash, FOB basis), according to CRU. In the first six months of 2011, prices for coke increased rapidly and then adjusted downwards, following the trend in the coking coal price. The export price for Chinese coke was $380 per tonne (12.5% ash, FOB basis) in December 2011, according to CRU, while the Russian domestic price for coke was 10,442 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. During the beginning of 2012, coke prices have been relatively stable.

Nickel

On the London Metal Exchange (“LME”) nickel prices reached $17,066 per tonne at the end of 2009, according to CRU. This increase was primarily driven by strong demand from China and other Asian countries. Nickel prices increased further during 2010 and reached $24,111 per tonne at the end of 2010, according to CRU, since the demand for nickel in Asia and in the rest of the world was steadily improving. Nickel prices reached a high of $28,252 per tonne in February 2011, and then declined through the end of the year due to increased supply and slow demand growth. Nickel prices declined to $18,154 per tonne in December 2011, according to CRU. During the beginning of 2012, nickel prices have been stable.

Ferrochrome

Ferrochrome prices reached a low of $1,411 per tonne of chrome content (spot high-carbon ferrochrome price; Delivered consumers’ works (delivered) Europe) in April 2009, according to CRU. The price started to increase in May 2009 and reached $1,940 per tonne of chrome content (spot delivered Europe) by the end of 2009, according to CRU. Prices increased generally due to strong demand from Asian stainless steel producers and limited supply. Prices increased further during 2010 and reached $2,668 per tonne of chrome content (spot delivered Europe) by the end of 2010, according to CRU, since the demand in all the regions has substantially improved. Ferrochrome prices declined during 2011 due to excessive material supply to the market and slow demand growth. Ferrochrome prices declined to $2,315 per tonne of chrome content in December 2011, according to CRU. At the beginning of 2012, ferrochrome prices slightly increased.

Ferrosilicon

Ferrosilicon prices gradually increased during 2009, driven by increases in production costs and improved demand, and reached $1,280 per tonne (75% Si, CIF Japan) at the end of 2009, according to CRU. Prices increased further during 2010 and reached $1,625 per tonne (75% Si, CIF Japan) by the end of 2010, according to CRU. The surge in ferrosilicon prices in the last months of 2010 was driven by curtailments in power supplies of Chinese ferrosilicon producers, due to the Chinese governments’ five-year energy-saving plan. Ferrosilicon prices were relatively stable during the first nine months of 2011, according to CRU. Prices decreased in the final quarter of 2011 due to decreased demand in China and in international markets. Ferrosilicon prices declined to $1,425 per tonne (75% Si, CIF Japan) at the end of 2011, according to CRU. At the beginning of 2012, the ferrosilicon price slightly decreased.

Steel

The price for rebar fell to a low of $405 per tonne (Russian domestic market, ex-warehouse, ex-VAT) in April 2009, according to Metal-Courier. The export price for square billets fell to a low of $311 per tonne (Russian export, FOB Black/Baltic sea) in March 2009, according to Metal-Courier. The prices for steel products increased gradually during 2009, driven by stable demand and increases in production costs, reaching $494 per tonne for rebar in the Russian domestic market and $419 per tonne for square billets (Russian export) at the end of 2009, according to Metal-Courier. Prices increased further during 2010 and reached $639 per tonne for rebar in the Russian domestic market and $600 per tonne for square billets (Russian export) at the end of 2010, according to Metal-Courier. The price increase was driven by increasing raw materials costs and steadily improving demand. Russian domestic rebar consumption grew by 23.6% in 2010, according to Metal-Courier. In 2011, steel prices were generally higher as compared to 2010. During 2011, steel prices generally increased until August. In August 2011, the price for rebar reached $859 per tonne in the Russian domestic market and the export price for square billets increased to $681 per tonne, according to Metal-Courier. In the final quarter of 2011, steel prices declined on the back of deteriorating demand. The Russian domestic price for rebar declined to $694 per tonne and the export price for square billets declined to $591 per tonne in December 2011, according to Metal-Courier.

Freight costs

Starting in 2009, ocean freight rates on the basic world routes increased due to an increase in demand for shipment of bulk cargoes, including coal and ore. During 2010, time-charter rates on Panamax type vessels fluctuated within the range from $20,000 to $30,000 per day and by the end of the year decreased to $12,000-$15,000 per day due to an excess supply of new vessels entering the market. In 2011, an average time-charter rate on Panamax type vessels also amounted to $12,000-$15,000 per day. We expect ocean freight rates in 2012 to remain at the level of 2011. An increase in ocean freight rates may be caused by the U.S. dollar falling against world currencies, an increase in world oil prices, as well as seasonal factors. Such an increase in ocean freight rates will affect our freight costs.

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

Exchange rates

Our products are typically priced in rubles for Russian and CIS sales and in U.S. dollars or euros for international sales. Our direct costs, including raw materials, labor and transportation costs are largely incurred in rubles and other local currencies, while other costs, such as interest expenses, are incurred in rubles, euros and U.S. dollars. The mix of our revenues and costs is such that a depreciation in real terms of the ruble against the U.S. dollar tends to result in a decrease in our costs relative to our revenues, while an appreciation of the ruble against the U.S. dollar in real terms tends to result in an increase in our costs relative to our revenues.

Results of Operations

The following table sets forth our consolidated statement of income data for the years ended December 31, 2011, 2010 and 2009.

		Year Ended December 31,
	2011		2010		2009
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Revenue, net	12,546,285	100.0%	9,746,036	100.0%	5,754,146	100.0%
Cost of goods sold	(8,221,251)	(65.5)%	(6,149,310)	(63.1)%	(3,960,693)	(68.8)%

Gross profit	4,325,034	34.5%	3,596,726	36.9%	1,793,453	31.2%
Selling, distribution and operating expenses	(2,493,371)	(19.9)%	(2,064,519)	(21.2)%	(1,547,809)	(26.9)%

Operating income	1,831,663	14.6%	1,532,207	15.7%	245,644	4.3%
Other (expense) income, net	(668,336)	(5.3)%	(563,577)	(5.8)%	(150,420)	(2.6)%

Income from continuing operations, before income tax	1,163,327	9.3%	968,630	9.9%	95,224	1.7%
Income tax expense	(359,880)	(2.9)%	(276,656)	(2.8)%	(18,893)	(0.3)%

Net income	803,447	6.4%	691,974	7.1%	76,331	1.3%
Net income attributable to non-controlling interests	(75,562)	(0.6)%	(34,761)	(0.4)%	(2,590)	(0.0)%

Net income attributable to shareholders of Mechel OAO	727,885	5.8%	657,213	6.7%	73,741	1.3%

Dividends on preferred shares	(78,281)	(0.6)%	(8,780)	(0.1)%	(134,498)	(2.3)%

Net income (loss) attributable to common shareholders of Mechel OAO	649,604	5.2%	648,433	6.7%	(60,757)	(1.1)%

Year ended December 31, 2011 compared to year ended December 31, 2010

Net revenues

Consolidated revenues increased by $2,800.2 million or 28.7% to $12,546.3 million in the year ended December 31, 2011, from $9,746.0 million in the year ended December 31, 2010.

Across our segments, our acquisitions in the year ended December 31, 2011 did not have significant impact on our consolidated revenues. The sales increase was due to both increase in sales volumes and sales prices across all our major products.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments:

	Year Ended December 31,
Net Revenues by Segment	2011	2010
	(In thousands of U.S. dollars, except percentages)
Mining segment
To third parties	4,139,948	3,050,950
To ferroalloys segment	175,829	140,024
To power segment	79,073	42,485
To steel segment	797,178	622,706

Total	5,192,028	3,856,165

Steel segment
To third parties	7,154,417	5,586,224
To ferroalloys segment	7,062	4,961
To power segment	146,875	128,304
To mining segment	156,479	114,188

Total	7,464,833	5,833,677

Ferroalloys segment
To third parties	475,254	455,199
To power and mining segments	1,047	516
To steel segment	198,144	173,337

Total	674,445	629,052

Power segment
To third parties	776,666	653,663
To steel segment	321,021	269,342
To ferroalloys segment	104,768	65,873
To mining segment	81,018	73,800

Total	1,283,473	1,062,678

Eliminations	2,068,494	1,635,536

Consolidated revenues	12,546,285	9,746,036

% from mining segment	33.0%	31.3%
% from steel segment	57.0%	57.3%
% from ferroalloys segment	3.8%	4.7%
% from power segment	6.2%	6.7%

Mining segment

Our total mining segment sales increased by $1,335.9 million, or 34.6%, to $5,192.0 million in the year ended December 31, 2011 from $3,856.2 million in the year ended December 31, 2010.

Coking coal concentrate sales to third parties increased by $766.0 million, or 52.6%, to $2,223.4 million in the year ended December 31, 2011 from $1,457.5 million in the year ended December 31, 2010 as a result of sales prices increase of $530.0 million and sales volumes increase of $236.0 million. The sales prices increase is explained by the sharp increase in international coking coal prices. At the beginning of 2011, hard coking coal spot prices increased sharply to $350 per tonne (FOB Australia) due to supply disruptions caused by heavy floods in Queensland, Australia, according to CRU. Since then, coal supply has normalized and spot prices decreased to $305 per tonne in June 2011, according to CRU. In the final quarter of 2011, the price declined to $235 per tonne in November, according to CRU.

The volume of coking coal concentrate sold to third parties increased by 1,343 thousand tonnes, or 16.2%, to 9,635 thousand tonnes in the year ended December 31, 2011 from 8,292 thousand tonnes in the year ended December 31, 2010. The increase in sales volumes during the period was due to increased demand from foreign customers due to Australian coal supply disruptions, as described above.

The volume of coking coal sold to third parties increased at Yakutugol’s and Bluestone, and increased slightly at Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes increased by 670 thousand tonnes or 17% from 3,871 thousand tonnes to 4,541 thousand tonnes. Bluestone’s coking coal sales volumes to third parties increased by 565 thousand tonnes, or 27.2%, to 2,640 thousand tonnes in the year ended December 31, 2011 from 2,075 thousand tonnes in the year ended December 31, 2010. Southern Kuzbass Coal Company’s coking coal sales volumes slightly increased by 82 thousand tonnes, or 4%, from 2,340 thousand tonnes to 2,423 thousand tonnes.

Coke sales to the third parties increased by $14.7 million, or 4.1%, to $374.7 million in the year ended December 31, 2011 from $360.0 million in the year ended December 31, 2010, as a result of an increase of $48.9 million in sales prices, which was partially offset by a decrease of $34.1 million in sales volumes. The increase in sales prices was driven by the increase in the price of coking coal, the key raw material in the production of coke. The sales volume decrease is explained by the decrease in Moscow Coke and Gas Plant’s coke sales to domestic customers.

Coke supplied to the steel segment increased by $64.3 million, or 12.1%, to $595.3 million in the year ended December 31, 2011 from $531.0 million in the year ended December 31, 2010. $97.7 million of the increase was due to an increase of sales prices, which was partially offset by a $33.4 million decrease in sales volumes. The decrease in sales volumes is explained by a 10% decrease in pig iron production volumes at Chelyabinsk Metallurgical Plant following planned repairs of the blast furnace in the second quarter of 2011.

Chemical products sales to third parties increased by $28.0 million, or 57.7%, to $76.5 million in the year ended December 31, 2011 from $48.5 million in the year ended December 31, 2010 as a result of an increase of $22.3 million in sales prices and a slight increase of $5.7 million in sales volumes. Sales prices increased due to the increase in the price of coking coal, the key raw material in the production of chemical products.

Anthracite and PCI sales to third parties increased by $421.3 million, or 141.9%, to $718.2 million in the year ended December 31, 2011 from $296.9 million in the year ended December 31, 2010, as a result of an increase of $87.8 million in sales prices and an increase of $333.5 million in sales volumes. Sales prices increased due to the increase in the price of coking coal, the key raw material in the production of anthracite and PCI. Sales volume increased due to our increasing production volumes of PCI instead of steam coal.

Steam coal sales to third parties decreased by $168.2 million, or 47.0%, to $189.6 million in the year ended December 31, 2011 from $357.8 million in the year ended December 31, 2010 as a result of a decrease of $77.7 million in sales prices and $90.4 million in sales volumes. Although our share of domestic market sales increased from 26.0% in the year ended December 31, 2010 to 68.0% in the year ended December 31, 2011, sales prices in the domestic market are lower than export prices. The sales price in the domestic market was $47 per tonne on FCA basis but $92 per tonne on FCA basis in the export market for the year ended December 31, 2011. As a result, we experienced a decrease in sales prices on steam coal sales to third parties. The decrease in sales volumes was mainly due to the realization of our strategy of increasing PCI production and sales instead of steam coal.

Steam coal supplied to the power and ferroalloys segments increased by $31.9 million, or 92.6%, to $66.4 million in the year ended December 31, 2011 from $34.5 million in the year ended December 31, 2010, mainly as a result of an increase in sales prices due to an increase in the price of steam coal in the Russian market: our average sales prices for steam coal to the third parties on FCA basis increased by 8%.

Sales of iron ore to third parties increased by $31.3 million, or 9.2%, to $370.1 million in the year ended December 31, 2011 from $338.8 million in the year ended December 31, 2010, as a result of an increase of $90.3 million in sales prices that was partially offset by a decrease of $59.0 million in sales volumes. The increase in sales prices was due to an increase in international iron ore prices. The year average spot iron ore price (63.5% Fe dry, CIF) increased by 15% from $153 per tonne in 2010 to $176 per tonne in 2011, according to CRU. The decrease in third-party sales volumes was due to the increase in intra-group supplies.

Supplies of iron ore to the steel segment increased by $116.4 million, or 261.9%, to $160.9 million, in the year ended December 31, 2011 from $44.5 million in the year ended December 31, 2010, as a result of an increase of $39.5 million in sales prices and an increase of $77.0 million in sales volumes. Sales volumes increased because the share of iron ore consumed at Chelyabinsk Metallurgical Plant produced by Korshunov Mining Plant increased from 7.5% in the year ended December 31, 2010 to 23.1% in the year ended December 31, 2011 following decreased demand for iron ore in the international markets. Sales prices increased due to an increase in the price of iron ore in the Russian market: our average sales prices for iron ore to the third parties on FCA basis increased by 38%.

Excluding intersegment sales, export sales were 73.0% of mining segment sales in the year ended December 31, 2011, compared to 65.6% in the year ended December 31, 2010. The increase in the proportion of our export sales was due to the higher export volumes of coking coal concentrate to take advantage of higher sales prices in foreign markets. Average coking coal concentrate prices on a Free Carrier (FCA) basis in the year ended December 31, 2011 were $191.1 per tonne in foreign markets, compared to $188.8 per tonne in the domestic market.

Steel segment

Our steel segment revenues increased by $1,631.2 million, or 28.0%, to $7,464.8 million in the year ended December 31, 2011, from $5,833.7 million in the year ended December 31, 2010. Steel segment sales in 2011 in domestic and export markets had different trends: demand in our export market was subdued due to unstable economic and political conditions, while demand in our domestic market was quite strong. Consumption of steel products in Russia increased by 12.5% in the year ended December 31, 2011 to 41.7 million tonnes from 37.1 million tonnes in the year ended December 31, 2010, according to Metal Expert.

Semi-finished products sales increased by $64.7 million, or 5.2%, to $1,300.1 million in the year ended December 31, 2011 from $1,235.4 million in the year ended December 31, 2010, as a result of an increase of $207.9 million in sales prices offset by a decrease of $143.3 million in sales volumes. Sales prices increased due to an increase in the international prices for billets: the billet year average price (square billet, FOB Black Sea) increased by 21% to $635 per tonne in 2011 from $526 per tonne in 2010, according to Metal Expert. The decrease of third-party sales volumes was due to the increase in intra-group supplies.

Alloyed long products sales increased by $84.4 million, or 37.3%, to $310.9 million in the year ended December 31, 2011 from $226.5 million in the year ended December 31, 2010, as a result of an increase of $41.1 million in sales prices and an increase of $43.3 million in sales volumes. The increase in sales prices was mainly driven by the increase in the prices of steel-making raw materials (iron ore, coking coal etc.). Sales volumes increased because of the strengthening of demand in the domestic market in 2011.

Rebar sales increased by $495.2 million, or 43.1%, to $1,645.5 million in the year ended December 31, 2011 from $1,150.3 million in the year ended December 31, 2010, as a result of an increase of $293.0 million in sales prices and an increase of $202.2 million in sales volumes. The increase in sales prices was driven by an increase in domestic and international prices during 2011: the year average rebar price (Russia domestic, ex-warehouse, central region, excl. VAT) increased by 21% to $760 per tonne in 2011 from $626 per tonne in 2010, according to Metal Expert. Sales volumes increased because of strong domestic demand: Russian rebar consumption increased by 28% to 6.5 million tonnes in 2011 from 5.1 million tonnes in 2010, according to Metal Expert.

Pig iron sales increased by $59.1 million, or 93.1%, to $122.6 million in the year ended December 31, 2011 from $63.5 million in the year ended December 31, 2010, as a result of an increase of $22.4 million in sales prices and an increase of $36.7 million in sales volumes. The increase in sales prices was driven by the increase in the price of the main raw materials for pig iron production, iron ore and coke. Sales volumes increased because sales of pig iron produced by our related metallurgical plant Usipar increased.

Low alloyed engineering steel sales increased by $321.6 million, or 58.4%, to $872.3 million in the year ended December 31, 2011 from $550.7 million in the year ended December 31, 2010, as a result of an increase of $144.8 million in sales prices and an increase of $176.8 million in sales volumes. The increase in sales prices was driven by the increase in the prices of steel-making raw materials, including iron ore and coking coal. Sales volumes increased as a result of high demand in key consuming industries, such as automotive and machine-building industries, in Russia and abroad.

Stainless flat products sales increased by $19.6 million, or 9.6%, to $224.2 million in the year ended December 31, 2011 from $204.6 million in the year ended December 31, 2010, as a result of an increase of $34.4 million in sales prices, which was partially offset by a decrease of $14.7 million in sales volumes. The increase in sales prices was driven by the increase in domestic prices during 2011: the year average price for stainless flat steel (cold-rolled, 08X18H10T steel grade, 2-3 mm, Russia domestic, ex-warehouse, excl. VAT) increased by 12% to $5,182 per tonne in 2011 from $4,609 per tonne in 2010, according to Metal Expert. Sales volumes decreased due to weakening of the demand in the European market.

Carbon and low alloyed flat product sales increased by $261.6 million, or 103.2%, to $515.3 million in the year ended December 31, 2011 from $253.6 million in the year ended December 31, 2010, as a result of an increase of $93.9 million in sales prices and an increase of $167.8 million in sales volumes. The increase in sales prices was driven by an increase in domestic and international prices during 2011: the year average price for hot-rolled coil (Russia exports, FOB Black Sea) increased by 13% to $695 per tonne in 2011 from $615 per tonne in 2010, according to Metal Expert. The increase in sales volumes was due to the increase in sales of flat rolled steel produced by our related metallurgical plant Mir Steel.

Forged alloys sales increased by $13.5 million, or 55.5%, to $37.7 million in the year ended December 31, 2011 from $24.2 million in the year ended December 31, 2010, mainly as a result of an increase of $13.4 million in sales volumes. Sales volumes increased due to the recovery of demand in both the export and domestic markets after the global economic slowdown.

Stampings sales increased by $110.9 million, or 58.0%, to $302.3 million in the year ended December 31, 2011 from $191.4 million in the year ended December 31, 2010, as a result of an increase of $70.7 million in sales prices and an increase of $40.2 million in sales volumes. Sales prices increased due to the increase in steel products prices. Sales volumes increased due to a growth in demand in major consuming industries due to the recovery after the global economic slowdown.

Wire sales increased by $150.4 million, or 30.6%, to $641.9 million in the year ended December 31, 2011 from $491.6 million in the year ended December 31, 2010, as a result of an increase of $73.9 million in sales prices and an increase of $76.5 million in sales volumes. The increase in sales prices was driven by the increase in the prices of wire rod, which is the main input for wire production. Sales volumes increased because of increased demand from key consuming industries, such as the construction, automotive and machine-building industries.

Wire ropes sales increased by $17.4 million, or 23.2%, to $92.6 million in the year ended December 31, 2011 from $75.2 million in the year ended December 31, 2010, as a result of an increase of $13.9 million in sales prices and an increase of $3.6 million in sales volumes. The increase in sales prices was driven by the increase in the prices of wire, which is the main input for wire ropes production. The minor increase in sales volumes was due to steady demand from key consuming industries, such as cranes production, lifting machine-building, mining and construction.

Excluding intersegment sales, export sales were 27.8% of steel segment sales in the year ended December 31, 2011, compared to 32.9% in the year ended December 31, 2010. The proportion of our export sales decreased due to strong domestic demand growth that outpaced demand growth from export markets and the expansion of Mechel Service Global’s distribution network in new local markets.

Ferroalloys segment

Nickel sales to third parties increased by $3.5 million, or 1.4%, to $255.2 million in the year ended December 31, 2011 from $251.6 million in the year ended December 31, 2010, as a result of an increase of $13.8 million in sales prices, which was partially offset by a decrease of $10.3 million in sales volumes. Sales prices increased due to the increase in nickel quotes at the London Metal Exchange (LME), which we use to determine our contract prices. The year average nickel price increased to a high as $22,895 per tonne in 2011 from $21,809 per tonne in 2010, according to CRU. Our nickel sales volumes decreased by 0.5 thousand tonnes or 4.1% to 11.4 thousand tonnes in the year ended December 31, 2011 from 11.9 thousand tonnes in the year ended December 31, 2010 due to the increase in intra-group supplies.

Nickel supplies to the steel segment increased by $15.6 million, or 15.8%, to $114.2 million in the year ended December 31, 2011 from $98.6 million in the year ended December 31, 2010, as a result of an increase of $11.9 million in sales prices and an increase of $3.6 million in sales volumes. Sales volumes increased due to the 4.9% increase in stainless steel production volumes in our steel segment companies in the year ended December 31, 2011. Sales prices increased due to an increase in the price of nickel in the Russian market: our average sales prices for nickel to the third parties on FCA basis increased by 14%.

Ferrosilicon sales to third parties decreased by $6.9 million, or 7.6%, to $84.7 million in the year ended December 31, 2011 from $91.8 million in the year ended December 31, 2010, mainly as a result of a decrease of $12.5 million in sales volumes which was only partially offset by an increase of $5.6 million in sales prices. Sales prices increased due to the increase of sales into the domestic, rather than export, market, where prices are generally higher. The decrease in sales volumes was due to the increase in intra-group supplies.

Ferrosilicon supplies to the steel segment increased by $7.3 million, or 19.0%, to $45.5 million in the year ended December 31, 2011 from $38.2 million in the year ended December 31, 2010 mainly due to the increase in sales volumes. Sales volumes increased due to a 4.9% increase in stainless steel production volumes in our steel segment companies in the year ended December 31, 2011.

Chrome sales to third parties increased by $12.2 million, or 13.0%, to $105.7 million in the year ended December 31, 2011 from $93.6 million in the year ended December 31, 2010, mainly as a result of an increase of $13.6 million in sales volumes. Sales volumes increased because of the increase of export sales volumes following to the strengthening of international markets.

Chrome supplies to the steel segment were stable, and increased by $0.1 million, or 0.4%, to $35.9 million in the year ended December 31, 2011 from $35.8 million in the year ended December 31, 2010.

Excluding intersegment sales, export sales were 76.2% of ferroalloys segment sales in the year ended December 31, 2011, compared to 77.9% in the year ended December 31, 2010. The decrease in the proportion of our export sales was mostly due to the strong demand for ferrosilicon and more favorable prices for all ferroalloys products in our domestic market.

Power segment

Our power segment revenues increased by $220.8 million, or 20.8%, to $1,283.5 million in the year ended December 31, 2011, from $1,062.7 million in the year ended December 31, 2010.

Electricity sales to third parties increased by $48.4 million, or 8.6%, to $609.6 million in the year ended December 31, 2011, from $561.2 million in the year ended December 31, 2010, as a result of an increase of $84.3 million in sales prices, which was partially offset by a decrease of $35.9 million in sales volumes. Sales prices increased as a result of further liberalization of government constrains on sales prices in the Russian electricity market. The decrease in electricity sales volumes is explained by the increase of intersegment sales volumes by 35.5%.

Intersegment sales increased by $97.8 million, or 23.9%, to $506.8 million in the year ended December 31, 2011 from $409.0 million in the year ended December 31, 2010, as a result of increase of electricity sales volumes to the steel, mining and ferroalloys segments following to the increase of production volumes across all our segments.

Southern Kuzbass Power Plant and Mechel Energo contributed $14.2 million to the power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2011 compared to $26.4 million in the year ended December 31, 2010.

Cost of goods sold and gross profit

The consolidated cost of goods sold was 65.5% of consolidated revenues in the year ended December 31, 2011, as compared to 63.1% of consolidated revenues in the year ended December 31, 2010, resulting in a decrease in consolidated gross margin to 34.5% in the year ended December 31, 2011 from 36.9% for the year ended December 31, 2010. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2011 and 2010, including as a percentage of segment revenues.

	Year Ended December 31, 2011		Year Ended December 31, 2010
Cost of Goods Sold and Gross Margin by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	2,304,892	44.4%	1,739,350	45.1%
Gross margin	2,887,136	55.6%	2,116,815	54.9%
Steel segment
Cost of goods sold	6,337,704	84.9%	4,727,243	81.0%
Gross margin	1,127,129	15.1%	1,106,434	19.0%
Ferroalloys segment
Cost of goods sold	641,696	95.1%	533,928	84.9%
Gross margin	32,749	4.9%	95,124	15.1%
Power segment
Cost of goods sold	975,136	76.0%	763,401	71.8%
Gross margin	308,337	24.0%	299,277	28.2%

Mining segment

Mining segment cost of goods sold increased by $565.5 million, or 32.5%, to $2,304.9 million in the year ended December 31, 2011, from $1,739.4 million in the year ended December 31, 2010. The mining segment’s gross margin percentage increased to 55.6% in the year ended December 31, 2011 from 54.9% in the year ended December 31, 2010.

The increase in the mining segment’s gross margin percentage is explained by the increase of coking coal and iron ore FCA sales prices in the export and domestic markets by 27.8% and 29.1%, respectively.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by $6.1 per tonne or by 20.2% from $30.2 in the year ended December 31, 2010 to $36.2 in the year ended December 31, 2011 mainly due to an:

a)	increase in repairs expenses by $1.9 per tonne due to the planned repairs of various production and transport equipment;

b)	increase in personnel expenses by $1.0 per tonne due to the indexation of salary rates of production personnel; and

c)	increase in raw materials expenses by $2.2 per tonne due to the increase in fuel prices.

Production cash costs of coal at Yakutugol increased by 25.7% due to the increase in fuel prices by 27.6%, electricity costs by 19.8%, personnel expenses by 52.0% and costs of mining works by 38.1%. The increases are all largely attributable to the collapse at Neryungrinskaya Washing Plant during the first quarter of 2011.

Coke production cash costs at Moscow Coke and Gas Plant increased by 39.8% and at Mechel Coke by 37.0% following to the increase of coking coal concentrate purchase prices.

Average production cash costs for coal produced by the Bluestone companies increased by 11.5%, mainly due to a 41.2% increase in royalties expenses caused by the increase of coal sales prices (royalties are calculated in the proportion to the coal sales revenues).

Production cash costs of iron ore increased by 15.5% due to the increase of costs of fuel and personnel expenses by 26.2% and 9.9% respectively.

Steel segment

Steel segment cost of goods sold increased by $1,610.5 million, or 34.1%, to $6,337.7 million in the year ended December 31, 2011, from $4,727.2 million in the year ended December 31, 2010. Steel segment cost of goods sold was 84.9% of the segment’s revenues in the year ended December 31, 2011, as compared to 81.0% in the year ended December 31, 2010, resulting in a decrease of gross margin from 19.0% to 15.1%.

The decrease of gross profit margin in comparison with the increase of the sales prices for major products is mainly explained by a decrease in Chelyabinsk Metallurgical Plant’s gross profit margin by 2.3% due to a 10% decrease of pig iron production volumes following the planned repairs of the blast furnace in the second quarter of 2011 and a corresponding increase in fixed production costs per tonne. The aggregate share of Chelyabinsk Metallurgical Plant’s gross profit margin in the total gross profit margin of steel segment is more than 60% and the decrease in Chelyabinsk Metallurgical Plant’s gross profit margin lowered the steel segment’s gross profit margin by more than 1.4%.

Ferroalloys segment

Ferroalloys segment cost of goods sold increased by $107.8 million, or 20.2%, to $641.7 million in the year ended December 31, 2011, from $533.9 million in the year ended December 31, 2010. Ferroalloys segment cost of goods sold was 95.1% of the segment’s revenues in the year ended December 31, 2011, as compared to 84.9% in the year ended December 31, 2010, resulting in a decrease of gross margin from 15.1% to 4.9%. This increase is attributable to increases of electricity prices and coke purchase prices that outpaced increases in the sales prices of ferroalloys products. For example, electricity tariffs increased 12.0% at Southern Urals Nickel Plant and 30.5% at Bratsk Ferroalloy Plant, while coke purchase prices increased 12.8% at Southern Urals Nickel Plant and 22.4% at Bratsk Ferroalloy Plant.

Power segment

Power segment cost of goods sold increased by $211.7 million, or 27.7%, to $975.1 million in the year ended December 31, 2011, from $763.4 million in the year ended December 31, 2010. Power segment gross margin percentage decreased to 24.0% in the year ended December 31, 2011 from 28.2% in the year ended December 31, 2010. The decrease was caused by the completion of the consolidation of Toplofikatsia Rousse on December 9, 2010; in 2011 Toplofikatsia Rousse’s results were included for the full year, while in 2010 results were included only for one month. The average gross margin of Toplofikatsia Rousse is lower than the segment’s average of 25.1%, and was negative 10.5% in the year ended December 31, 2011, because the purchase price for steam coal, the major raw material in electricity production, was higher than the sales prices for electricity in the Bulgarian market.

“Cash Costs per Tonne” Measure

In this document, we present cash costs per tonne for coal, coke and iron ore production for each significant production facility of our mining segment. Cash costs per tonne is a performance indicator that is not defined according to U.S. GAAP. Cash costs per tonne includes various production costs, such as raw materials, auxiliary materials, wages and social taxes of production personnel, electricity, gas and fuel costs, repairs and maintenance of production equipment, costs of mining works, minerals extraction tax and royalty payments, but excludes non-cash items such as depreciation, depletion and write-down of inventories to their net realizable value. We use this indicator to evaluate the performance of individual production subsidiaries and their ability to generate cash. Cash costs per tonne is a widely used performance indicator in the mining industry to evaluate the cost-effectiveness of mining operations. We believe that investors use this indicator in addition to the financial information prepared in accordance with U.S. GAAP to evaluate the performance of our companies. Consequently, this information must be considered supplementary and should not be regarded as a substitute for the performance indicators prepared in accordance with U.S. GAAP.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2011 is presented below:

	In thousands of tonnes	Cash cost, U.S. dollars per tonne	In thousands of U.S. dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	6,647	36	240,876
Coal — Southern Kuzbass Coal Company — intersegment sales	1,313	36	47,584

Coal — Yakutugol — sales to third parties	8,469	34	285,053
Coal — Yakutugol — intersegment sales	0	34	0

Coal — Bluestone — sales to third parties	3,206	99	315,840
Coal — Bluestone — intersegment sales	0	99	0

Iron ore — Korshunov Mining Plant — sales to third parties	2,711	40	109,693
Iron ore — Korshunov Mining Plant — intersegment sales	1,669	40	67,537

Coke — Moscow Coke and Gas Plant — sales to third parties	862	273	235,278
Coke — Moscow Coke and Gas Plant — intersegment sales	87	273	23,623

Coke — Mechel Coke — sales to third parties	154	212	32,516
Coke — Mechel Coke — intersegment sales	2,275	212	481,893

Depreciation			185,280
Depletion			128,558
Write-down of inventory to their net realizable value			16,605
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			70,205
Costs of other products and services (coking products, middlings, washing services) and costs of other subsidiaries			64,180

Total mining segment cost of sales			2,304,892

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2010 is presented below:

	In thousands of tonnes	Cash cost, U.S. dollars per tonne	In thousands of U.S. dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	6,374	30	188,829
Coal — Southern Kuzbass Coal Company — intersegment sales	1,582	30	46,868

Coal — Yakutugol — sales to third parties	5,588	27	149,638
Coal — Yakutugol — intersegment sales	0	27	0

Coal — Bluestone — sales to third parties	2,434	88	214,763
Coal — Bluestone — intersegment sales	0	88	0

Iron ore — Korshunov Mining Plant — sales to third parties	3,283	35	115,033
Iron ore — Korshunov Mining Plant — intersegment sales	611	35	21,417

Coke — Moscow Coke and Gas Plant — sales to third parties	994	182	181,400
Coke — Moscow Coke and Gas Plant — intersegment sales	187	182	34,054

Coke — Mechel Coke — sales to third parties	103	167	17,125
Coke — Mechel Coke — intersegment sales	2,370	167	395,934

Depreciation			155,879
Depletion			108,862
Write-down of inventory to their net realizable value			(6,614)
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			44,194
Costs of other products and services (coking products, middlings, washing services) and costs of other subsidiaries			71,968

Total mining segment cost of sales			1,739,350

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $428.9 million, or 20.8%, to $2,493.4 million in the year ended December 31, 2011 from $2,064.5 million in the year ended December 31, 2010, mainly due to an increase of selling and distribution expenses and general, administrative and other operating expenses across all our segments. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 19.9% in the year ended December 31, 2011, as compared to 21.2% in the year ended December 31, 2010, mainly due to the increase in the consolidated revenue in the year ended December 31, 2011 in comparison with the year ended December 31, 2010. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on the write off of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2011 and 2010, including as a percentage of segment revenues.

	Year Ended December 31, 2011		Year Ended December 31, 2010
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	830,822	16.0%	657,716	17.1%
Taxes other than income tax	42,628	0.8%	55,166	1.4%
Recovery of allowance for doubtful accounts	(3,967)	(0.1)%	(7,365)	(0.2)%
Accretion expense	4,340	0.1%	3,531	0.1%
Loss on write off of property, plant and equipment	8,225	0.2%	2,993	0.1%
General, administrative and other operating expenses	313,703	6.0%	218,884	5.7%

Total	1,195,751	23.0%	930,924	24.1%

Steel segment
Selling and distribution expenses	614,094	8.2%	524,857	9.0%
Taxes other than income tax	46,545	0.6%	42,855	0.7%
Loss on write off of property, plant and equipment	1,965	0.0%	3,039	0.1%
Accretion expense	1,402	0.0%	1,871	0.0%
Allowance (recovery of allowance) for doubtful accounts	3,275	0.0%	(7,773)	(0.1)%
General, administrative and other operating expenses	268,100	3.6%	244,029	4.2%

Total	935,381	12.5%	808,877	13.9%

Ferroalloys segment
Selling and distribution expenses	22,135	3.3%	19,197	3.1%
Taxes other than income tax	11,699	1.7%	9,581	1.5%
Loss on write off of property, plant and equipment	816	0.1%	4,744	0.8%
Recovery of allowance for doubtful accounts	(722)	(0.1)%	(308)	(0.0)%
Accretion expense	822	0.1%	1,018	0.2%
General, administrative and other operating expenses	42,911	6.4%	37,934	6.0%

Total	77,661	11.5%	72,166	11.5%

Power segment
Selling and distribution expenses	257,489	20.1%	233,514	22.0%
Taxes other than income tax	2,026	0.2%	3,157	0.3%
Allowance for doubtful accounts	1,078	0.0%	3,514	0.3%
Accretion expense	258	0.1%	126	0.0%
General, administrative and other operating expenses	23,728	1.8%	12,242	1.2%

Total	284,579	22.2%	252,553	23.8%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $173.1 million, or 26.3%, to $830.8 million in the year ended December 31, 2011 from $657.7 million in the year ended December 31, 2010, mainly due to the increase of coking coal and anthracite and PCI sales volumes on 34.0%. As a percentage of mining segment revenues, selling and distribution expenses decreased from 17.1% to 16.0% due to an increase of 35.7% in sales revenue from sales to third parties and an increase of only 26.3% in selling and distribution expenses.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax decreased by $12.5 million, or 22.7%, to $42.6 million in the year ended December 31, 2011 from $55.2 million in the year ended December 31, 2010. Yakutugol recognized $15.7 million and Southern Kuzbass Coal Company recognized $5.8 million in income from recalculation of minerals extraction tax for the years 2008-2010.

Recovery of allowance for doubtful accounts changed by $3.4 million to $4.0 million income in the year ended December 31, 2011 from $7.4 million income in the year ended December 31, 2010, due to the change in exposure to losses on its accounts receivable. In accordance with our accounting policy, we apply specific rates to overdue accounts receivable depending on the history of cash collections and future expectations of conditions that might impact the collectibility.

Loss on write off of property, plant and equipment increased by $5.2 million, or 174.8%, from $3.0 million in the year ended December 31, 2010, to $8.2 million in the year ended December 31, 2011, as obsolete PPE objects will not be used further in production processes at Yakutugol and Moscow Coke and Gas Plant.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by $94.8 million, or 43.3%, to $313.7 million in the year ended December 31, 2011, from $218.9 million in the year ended December 31, 2010 as a result of the overall expansion of our group’s activities, annual increases in salaries. Salaries and related social taxes increased by $36.3 million, or 24.1%, to $187.1 million in the year ended December 31, 2011 from $150.8 million in the year ended December 31, 2010, mainly because of the annual increase in salaries at our production subsidiaries and the increase in effective UST rates at our Russian subsidiaries to 34.0% from 26.0%. Legal and consulting fees and insurance services increased by $3.1 million, or 20.8%, to $18.0 million in the year ended December 31, 2011 from $14.9 million in the year ended December 31, 2010, due to increased use of consulting services in 2011. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $4.0 million, mainly due to the overall expansion of our group’s activities. Social expenses increased by $17.4 million, or 618.4%, to $20.3 million in the year ended December 31, 2011 from $2.8 million in the year ended December 31, 2010, mainly due to a contribution of $8.9 million to the non-statutory pension fund made by our mining subsidiaries. Other administrative and operating expenses increased by $34.0 million, mainly because in 2010, we recognized a $12.6 million reduction in pension liabilities at Yakutugol following the transfer of employees to our steel segment companies. No such gains were recognized in the year 2011. In addition, in 2011, losses of $7.1 million from the collapse at Neryungrinskaya Washing Plant were recognized.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $89.2 million, or 17.0%, to $614.1 million in the year ended December 31, 2011 from $524.9 million in the year ended December 31, 2010 mainly due to an increase in sales volumes by 7.8%. As a percentage of steel segment revenues, selling and distribution expenses decreased to 8.2% in the year ended December 31, 2011 from 9.0 % in the year ended December 31, 2010. This percentage decreased because sales prices for all our steel products increased by 18.8% (on average), while railway tariffs, which represent the main distribution expense, increased by only 6.1% on average.

Taxes other than income tax include property and land taxes and other taxes. These taxes increased by $3.7 million, or 8.6%, to $46.5 million in the year ended December 31, 2011 from $42.9 million in the year ended December 31, 2010. As a percentage of segment revenues, these taxes decreased from 0.7% to 0.6%. Property and land taxes increased $2.1 million, or 5.8%, to $38.1 million in the year ended December 31, 2011 from $36.0 million in the year ended December 31, 2010, mainly due to ruble appreciation of 3.2%.

Allowance for doubtful accounts changed by $11.0 million, or 142.1%, to $3.3 million expenses in the year ended December 31, 2011 from $7.8 million income in the year ended December 31, 2010, due to the increase of allowance rates in the year ended December 31, 2011 following to the deterioration in the collectibility of accounts receivable.

Loss on write off of property, plant and equipment decreased by $1.0 million, or 35.3%, from $3.0 million in the year ended December 31, 2010, to $2.0 million in the year ended December 31, 2011, due to a decrease in the amount of unused property, plant and equipment written off by our steel production subsidiaries.

General, administrative and other expenses increased by $24.1 million, or 9.9%, to $268.1 million in the year ended December 31, 2011 from $244.0 million in the year ended December 31, 2010, and decreased as a percentage of segment revenues to 3.6% in the year ended December 31, 2011 from 4.2% in the year ended December 31, 2010. Payroll and related social taxes increased by $18.2 million, or 14.6%, to $143.2 million in the year ended December 31, 2011 from $125.0 million in the year ended December 31, 2010, due to the annual salary increase at our production subsidiaries, as well as the increase of effective UST rates at our Russian subsidiaries from 26.0% to 34.0%. Social expenses (including pension expenses) increased by $5.5 million, or 30.6%, to $23.5 million in the year ended December 31, 2011 from $18.0 million in the year ended December 31, 2010, mainly due to the expansion of our social programs in 2011. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $14.2 million, or 36.7%, to $52.8 million in the year ended December 31, 2011 from $38.6 million in the year ended December 31, 2010, mainly due to the overall expansion of our group’s activities. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services increased by $0.5 million, or 3.0%, to $17.1 million in the year ended December 31, 2011 from $16.6 million in the year ended December 31, 2010, primarily due to the appreciation of the ruble by 3.2%. Other administrative and operating expenses decreased by $14.3 million, or 31.1%, to $31.6 million in the year ended December 31, 2011 from $45.9 million in the year ended December 31, 2010, mainly due to recognition of gain from the reduction by $9.6 million in pension liabilities at Mechel-Remservice.

Ferroalloys segment

Selling and distribution expenses, consisting predominately of transportation expenses related to our selling activities, increased by $2.9 million, or 15.3%, to $22.1 million in the year ended December 31, 2011 from $19.2 million in the year ended December 31, 2010. As a percentage of the ferroalloys segment revenues, selling and distribution expenses increased to 3.3% in the year ended December 31, 2011 from 3.1% in the year ended December 31, 2010, mainly due to an increase in the share of chrome export sales in chrome sales revenue to third parties to 35.8% from 34.1%.

Taxes other than income tax increased by $2.1 million, or 22.1%, to $11.7 million in the year ended December 31, 2011 from $9.6 million in the year ended December 31, 2010, due to the derecognition of the withholding tax of $2.7 million related to Oriel Resources. As a percentage of segment revenues, these taxes increased to 1.7% in the year ended December 31, 2011 from 1.5% in the year ended December 31, 2010. Property and land taxes remained stable decreased $0.1 million, or 2.7%, to $4.3 million in the year ended December 31, 2011 from $4.4 million in the year ended December 31, 2010.

Recovery of allowance for doubtful accounts changed by $0.4 million to $0.7 million income in the year ended December 31, 2011 from $0.3 million income in the year ended December 31, 2010, due to decrease of outstanding accounts receivable provided as of December 31, 2011, as well as the decrease of allowance rates in the year ended December 31, 2011 following to the improvement of the collectibility of accounts receivable.

Loss on write off of property, plant and equipment decreased by $3.9 million to $0.8 million in the year ended December 31, 2011 from $4.7 million in the year ended December 31, 2010, due to a decrease in the amount of property, plant and equipment written off by our production subsidiaries.

General, administrative and other expenses increased by $5.0 million, or 13.1%, to $42.9 million in the year ended December 31, 2011 from $37.9 million in the year ended December 31, 2010. Payroll and related social taxes increased by $4.7 million, or 25.9%, to $22.7 million in the year ended December 31, 2011 from $18.0 million in the year ended December 31, 2010, due to the annual increase in salaries in our production subsidiaries. Social expenses (including pension expenses) increased by $1.4 million, or 45.1%, to $4.5 million in the year ended December 31, 2011 from $3.1 million in the year ended December 31, 2010, mainly due to an increase in a number of social projects in which our production subsidiaries participate. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $0.6 million, or 10.3%, to $4.9 million in the year ended December 31, 2011 from $5.4 million in the year ended December 31, 2010, mainly due to the effect of overall cost-cutting measures implemented by our management. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services, increased by $0.1 million, or 9.6%, to $1.8 million in the year ended December 31, 2011 from $1.7 million in the year ended December 31, 2010, primarily due to the appreciation of the ruble by 3.2%. Other administrative and operating expenses decreased by $0.7 million, or 7.4%, to $9.0 million in the year ended December 31, 2011 from $9.7 million in the year ended December 31, 2010, mainly due to the recognition in 2010 of $2.2 million in expenses related to the development of the Uvatskoye deposit. No such expenses were recognized in 2011.

Power segment

In 2011, selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These costs are incurred by all power distribution companies pursuant to agreements between the distribution company and the grid operator. These expenses increased by $24.0 million, or 10.3%, to $257.5 million in the year ended December 31, 2011 from $233.5 million in the year ended December 31, 2010, due to increases in electricity transmission costs following to the increase of transmission tariffs and an increase in the volume of electricity transmitted through the power grid.

Taxes other than income tax decreased by $1.1 million, or 35.8%, to $2.0 million in the year ended December 31, 2011 from $3.2 million in the year ended December 31, 2010, due to the appreciation of the ruble.

Allowance for doubtful accounts changed by $2.4 million to $1.1 million expenses in the year ended December 31, 2011 from $3.5 million expenses in the year ended December 31, 2010, mainly due to the decrease of allowance rates in the year ended December 31, 2011 following to the improvement in the collectibility of accounts receivable.

General, administrative and other expenses increased by $11.5 million, or 93.8%, to $23.7 million in the year ended December 31, 2011 from $12.2 million in the year ended December 31, 2010, due to the effect of the consolidation of Toplofikatsia Rousse in December 2010, including $2.1 million loss from the sale and exchange of CO2 emission certificates.

Operating income

Operating income increased by $299.5 million, or 19.5%, to $1,831.7 million in the year ended December 31, 2011 from $1,532.2 million in the year ended December 31, 2010. Operating income as a percentage of consolidated revenues decreased to 14.6% in the year ended December 31, 2011 from 15.7% in the year ended December 31, 2010, mainly due to the decrease in gross margin of steel, ferroalloys and power segments as explained above.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2011		Year Ended December 31, 2010
Operating Income by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment	1,691,385	32.6%	1,185,892	30.8%
Steel segment	191,748	2.6%	297,557	5.1%
Ferroalloys segment	(44,912)	-6.7%	22,958	3.6%
Power segment	23,759	1.9%	46,724	4.4%
Elimination of intersegment unrealized (profit) loss(1)	(30,317)		(20,924)

Consolidated operating income	1,831,663		1,532,207

(1)

Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The increase in intersegment unrealized profit adjustment in the year ended December 31, 2011 as compared to the year ended December 31, 2010 was due to the increase in gross margin of our mining segment in 2011, that resulted from an increase in the sales prices.

Mining segment

Mining segment operating income increased by $505.5 million, or 42.6%, to $1,691.4 million in the year ended December 31, 2011 from $1,185.9 million in the year ended December 31, 2010. The operating margin percentage increased to 32.6% in the year ended December 31, 2011 from 30.8% in the year ended December 31, 2010, mainly due to the increase of coking coal and iron ore sales prices.

Steel segment

Steel segment operating income decreased by $105.8 million, or 35.6%, to $191.7 million in the year ended December 31, 2011 from $297.6 million in the year ended December 31, 2010. The operating margin percentage decreased to 2.6% in the year ended December 31, 2011 from 5.1% in the year ended December 31, 2010, due to the decrease of gross profit margin following to the increase of production costs at Chelyabinsk Metallurgical Plant and Romanian subsidiaries.

Ferroalloys segment

Ferroalloys segment operating income decreased by $67.9 million, or 295.7%, to a $44.9 million loss in the year ended December 31, 2011 from a $23.0 million income in the year ended December 31, 2010. The operating margin percentage decreased to negative 6.7% in the year ended December 31, 2011 from positive 3.6% in the year ended December 31, 2010, mainly due to the decrease of gross profit margin following to the increase of production costs at Southern Urals Nickel Plant and Tikhvin Ferroalloy Plant.

Power segment

Power segment operating income decreased by $23.0 million, or 49.2%, to $23.8 million in the year ended December 31, 2011 from $46.7 million in the year ended December 31, 2010. The operating margin percentage decreased to 1.9% in the year ended December 31, 2011 from 4.4% in the year ended December 31, 2010, due to the consolidation of Toplofikatsia Rousse, which had a negative gross margin of 16.1% in 2011.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2011 and 2010, including as a percentage of revenues.

	Year Ended December 31, 2011		Year Ended December 31, 2010
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Income from equity investees	304	0.0%	1,184	0.0%
Interest income	16,786	0.1%	17,167	0.2%
Interest expense	(561,490)	(4.5)%	(558,397)	(5.7)%
Other loss, net	(6,860)	(0.1)%	(8,987)	(0.1)%
Foreign exchange loss	(117,076)	(0.9)%	(14,544)	(0.1)%

Total	668,336	(5.3)%	(563,577)	(5.8)%

Income from equity investees decreased in 2011 in comparison with the year 2010 by 74.4% or by $0.9 million due to the consolidation of Toplofikatsia Rousse on December 9, 2010. From January 1 to December 9, 2010, Toplofikatsia Rousse had a net income and was accounted for as an equity investee. Income from equity investees consists of our share of income from our equity investments, such as various investments of Southern Kuzbass Coal Company.

Interest income decreased by $0.4 million, or 2.2%, to $16.8 million in the year ended December 31, 2011 from $17.2 million in the year ended December 31, 2010.

Interest expense increased by $3.1 million, or 0.6%, to $561.5 million in the year ended December 31, 2011 from $558.4 million in the year ended December 31, 2010.

Other loss decreased by $2.1 million, or 23.7%, to $6.9 million loss in the year ended December 31, 2011 from a $9.0 million loss in the year ended December 31, 2010.

Foreign exchange loss increased by $102.5 million, or 705.0%, to $117.1 million in the year ended December 31, 2011 from $14.5 million in the year ended December 31, 2010. This foreign exchange loss was primarily attributable to losses from the revaluation of our USD denominated syndicated loan arrangement used in refinancing the acquisition of Yakutugol and Oriel Resources.

Income tax expense

Income tax expense increased by $83.2 million, or 30.1%, to $359.9 million in the year ended December 31, 2011 from $276.7 million in the year ended December 31, 2010, due to an overall increase of operating income. Our effective tax rate increased to 30.9% from 28.6%, mainly due to an increase in the share of income before income tax of our non-Russian subsidiaries operating in jurisdictions with higher rates in our consolidated income before income tax for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests increased by $40.8 million, or 117.4%, to $75.6 million in the year ended December 31, 2011 from $34.8 million in the year ended December 31, 2010. The minority interest in the income of our subsidiaries in the year 2011 was $27.8 million for Korshunov Mining Plant and $46.9 million for Southern Kuzbass Coal Company and its subsidiaries.

Net income attributable to shareholders of Mechel

Due to the increase of operating income in our mining segment net income attributable to our shareholders increased by $70.7 million, or 10.8%, to $727.9 million in the year ended December 31, 2011 from $657.2 million in the year ended December 31, 2010.

Net (loss) income attributable to common shareholders of Mechel

Net income attributable to our common shareholders increased by $1.2 million, or 0.2%, to $649.6 million in the year ended December 31, 2011 from $648.4 million in the year ended December 31, 2010. This increase was lower than the increase in net income attributable to all our shareholders due to the $69.5 million increase in the payment of dividends on preferred shares.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net revenues

Consolidated revenues increased by $3,991.9 million, or 69.4%, to $9,746.0 million in the year ended December 31, 2010, from $5,754.1 million in the year ended December 31, 2009.

Across our segments, our acquisitions in the year ended December 31, 2010 did not have significant impact on our consolidated revenues. Approximately, $37.0 million, or less than 0.1%, of our consolidated revenues in the year ended December 31, 2010 was due to the consolidation of companies acquired during the year ended December 31, 2010. This includes the sale of steel products produced by Laminorul Plant for $32.7 million and the sale of electricity and heat from Toplofikatsia Rousse for $4.4 million. The rest of the sales increase was due to the increase of sales prices and volumes across all our segments, including due to increase of sales volumes of products which we purchased on the market and re-sold to related metallurgical plants, as well as volumes of finished goods produced by these companies and other third-party suppliers and sold by us to third parties, which were added to our consolidated revenue for the year ended December 31, 2010. The total effect of such transactions on our consolidated revenues in the year ended December 31, 2010 was $1,493.1 million, or 26.7%, of steel segment revenues, including $201.2 million in revenues for goods we purchased from third parties and sold to related metallurgical plants and $1,051.2 million in revenues for goods we purchased from related metallurgical plants and further sold to third-party customers.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments:

	Year Ended December 31,
Net Revenues by Segment	2010	2009
	(In thousands of U.S. dollars, except percentages)
Mining segment
To third parties	3,050,950	1,713,245
To ferroalloys segment	140,024	63,197
To power segment	42,485	27,510
To steel segment	622,706	308,039

Total	3,856,165	2,111,990

Steel segment
To third parties	5,586,224	3,143,282
To ferroalloys segment	4,961	2,729
To power segment	128,304	122,231
To mining segment	114,188	34,060

Total	5,833,677	3,302,302

Ferroalloys segment
To third parties	455,199	363,652
To power segment	516	450
To steel segment	173,337	66,707

Total	629,052	430,809

Power segment
To third parties	653,663	533,967
To steel segment	269,342	233,327
To ferroalloys segment	65,873	41,861
To mining segment	73,800	63,628

Total	1,062,678	872,783

Eliminations	1,635,536	963,738

Consolidated revenues	9,746,036	5,754,146

% from mining segment	31.3%	29.8%
% from steel segment	57.3%	54.6%
% from ferroalloys segment	4.7%	6.3%
% from power segment	6.7%	9.3%

Mining segment

Our total mining segment sales increased by $1,744.2 million, or 82.6%, to $3,856.2 million in the year ended December 31, 2010 from $2,112.0 million in the year ended December 31, 2009.

Coking coal concentrate sales to third parties increased by $919.2 million, or 170.8%, to $1,457.5 million in the year ended December 31, 2010 from $538.3 million in the year ended December 31, 2009, as a result of an increase of $536.9 million in sales prices and an increase of $382.3 million in sales volumes. Sales prices increased because of the sharp increase in international coking coal prices from July 2009 to the end of 2010. During this period, the spot coking coal price (price for premium hard coking coal, FOB Australian ports) increased by 96%, to $225 per tonne in December 2010 from $115 per tonne in June 2009, according to CRU.

The volume of coking coal concentrate sold to third parties increased by 3,444 thousand tonnes, or 71.0%, to 8,292 thousand tonnes in the year ended December 31, 2010 from 4,848 thousand tonnes in the year ended December 31, 2009. The increase in sales volumes during this period was due to increased demand from both domestic and foreign customers. In addition, there was a shortage of coking coal, which worsens annually during periods of flooding in Australia.

The volumes of coking coal sold to third parties increased both at Yakutugol’s and Bluestone, but decreased at Southern Kuzbass Coal Company. Yakutugol’s coking coal sales volumes increased by 2,367 thousand tonnes, or 157.4%, to 3,871 thousand tonnes from 1,504 thousand tonnes. Southern Kuzbass Coal Company’s coking coal sales volumes decreased by 18 thousand tonnes, or 0.77%, to 2,340 thousand tonnes from 2,358 thousand tonnes. Bluestone coking coal sales volumes to third parties increased to 2,075 thousand tonnes in the year ended December 31, 2010 from 986 thousand tonnes in the year ended December 31, 2009. We acquired Bluestone in May 2009.

Coke sales to third parties increased by $221.3 million, or 159.6%, to 360.0 million in the year ended December 31, 2010 from $138.7 million in the year ended December 31, 2009, as a result of an increase of $171.2 million in sales prices and an increase of $50.1 million in sales volumes. The increase in sales prices was driven by the increase in the price of coking coal, the key raw material in the production of coke. Sales volumes increased because of an increase in production volumes of Moscow Coke and Gas Plant and Mechel Coke in response to improved demand in connection with the global economic recovery after the global economic slowdown.

Coke supplied to the steel segment increased by $245.8 million, or 86.2%, to $531.0 million in the year ended December 31, 2010 from $285.2 million in the year ended December 31, 2009, due to an increase of $223.1 million in sales prices and an increase of $22.8 million in sales volumes. Sales volumes increased because of an increase in raw steel production in our steel segment companies in 2010 due to the revival of demand for the steel products after the global economic slowdown.

Chemical products sales to third parties increased by $25.9 million, or 114.2%, to $48.5 million in the year ended December 31, 2010 from $22.6 million in the year ended December 31, 2009, as a result of an increase of $15.2 million in sales prices and an increase of $10.6 million in sales volumes. The reasons of the increase in sales prices and volumes are the same as for coke.

Anthracite and PCI sales to third parties increased by $268.4 million, or 942.3%, to $296.9 million in the year ended December 31, 2010 from $28.5 million in the year ended December 31, 2009, as a result of an increase of $160.0 million in sales prices and an increase of $108.4 million in sales volumes. Sales prices and volumes increased due to the increased use of anthracite and PCI by steel producers during the recovery of the global economy.

Steam coal sales to third parties decreased by $276.2 million, or 43.6%, to $357.8 million in the year ended December 31, 2010 from $634.0 million in the year ended December 31, 2009, as a result of a decrease of $318.1 million in sales volumes that was only partially offset an increase of $41.9 million in sales prices. Sales prices increased because international steam coal prices increased from July 2009 to the end of 2010. The spot steam coal price (price for 6,000 kCal/kg basis coal, CIF NW Europe) increased by 84.8% from $66 per tonne in June 2009 to $122 per tonne in December 2010, according to Platts. The decrease in sales volumes was mainly due to the decrease of steam coal export sales to the Chinese market, as a result of significantly lower demand in 2010 as compared to 2009. Steam coal sales volume to China decreased from 1,333 thousand tonnes in the year ended December 31, 2009 to 258 thousand tonnes in the year ended December 31, 2010.

Steam coal supplied to the power and ferroalloys segments increased by $9.1 million, or 35.7%, to $34.5 million in the year ended December 31, 2010 from $25.4 million in the year ended December 31, 2009, mainly as a result of increases in sales volumes. The consolidation of Toplofikatsia Rousse in December 2010 resulted in an increase of $4.4 million in sales volumes. In addition, consumption of steam coal increased at Southern Kuzbass Power Plant due to the increase of electricity production in the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Sales of iron ore to third parties increased by $105.8 million, or 45.4%, to $338.8 million in the year ended December 31, 2010 from $233.0 million in the year ended December 31, 2009, as a result of an increase of $136.8 million in sales prices that was partially offset by a decrease of $31.0 million in sales volumes. Sales prices increased due to increase in international iron ore prices from July 2009 to the end of 2010. The spot iron ore price (price for Indian iron ore 63% Fe dry, CFR North China port) increased by 90% to $173 per tonne in December 2010 from $91 per tonne in July 2009, according to AME. The decrease in sales volumes was due to the decrease of demand from Chinese and Russian steel producers.

Supplies of iron ore to the steel segment increased by $34.2 million, or 334.3%, to $44.5 million, in the year ended December 31, 2010 from $10.2 million in the year ended December 31, 2009, as a result of an increase of $21.1 million in sales prices and an increase of $13.2 million in sales volumes. The increase of sales volumes is explained by the increase of raw steel production in our steel segment companies in 2010 due to the revival of demand for the steel products after the global financial crisis.

Excluding intersegment sales, export sales were 65.6% of mining segment sales in the year ended December 31, 2010, compared to 63.6% in the year ended December 31, 2009. The proportion of our export sales increased due to the higher sales prices in the export market and a corresponding increase in export volumes of coking coal concentrate. Average coking coal concentrate export prices on a Free Carrier (FCA) basis in the year ended December 31, 2010 comprised $154.7 per tonne, in comparison with $137.1 per tonne for average domestic sales prices on FCA basis.

Steel segment

Our steel segment revenues increased by $2,531.4 million, or 76.7%, to $5,833.7 million in the year ended December 31, 2010, from $3,302.3 million in the year ended December 31, 2009. Steel segment sales in 2010 were generally influenced by the global recovery after depressed economic and financial conditions in Russia and worldwide in 2009. Consumption of steel products in Russia increased by 37.7% in the year ended December 31, 2010 to 37.6 million tonnes from 27.3 million tonnes in the year ended December 31, 2009, according to Metal Expert. However, production of steel products (including semi-finished) in Russia in the same period increased by only 10.6% to 59.7 million tonnes from 54.0 million tonnes. Export shipments of steel products (including semi-finished) from Russia decreased 10.9% in the year ended December 31, 2010 to 27.3 million tonnes from 30.0 million tonnes in the year ended December 31, 2009, while export sales of finished steel products from Russia decreased by 16.6%.

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

Semi-finished products sales increased by $738.6 million, or 148.7%, to $1,235.4 million in the year ended December 31, 2010 from $496.8 million in the year ended December 31, 2009, as a result of an increase of $436.7 million in sales volumes and an increase of $301.9 million in sales prices. Sales prices increased due to growth in the international prices for billets and slabs. Billet prices (square billet, FOB Black Sea) increased 55% to $600 per tonne in December 2010 from $388 per tonne in June 2009, according to Metal Expert. Sales volumes increased due to an increase of $783.0 million in the volume of semi-finished products we purchased on the market and re-sold to related metallurgical plants.

Alloyed long products sales increased by $157.1 million, or 226.5%, to $226.5 million in the year ended December 31, 2010 from $69.4 million in the year ended December 31, 2009, as a result of an increase of $25.7 million in sales prices and an increase of $131.4 million in sales volumes. The increase in sales prices was mainly driven by the increase in the prices of steel-making raw materials (iron ore, coking coal etc.). Sales volumes increased as a result of strengthening of demand in the domestic market in 2010.

Rebar sales increased by $268.7 million, or 30.5%, to $1,150.3 million in the year ended December 31, 2010 from $881.6 million in the year ended December 31, 2009, as a result of an increase in sales prices, driven by a sharp increase in domestic and international prices. Rebar prices (Russia domestic, ex-warehouse, central region, excl. VAT) increased by 46% to $688 per tonne in August 2010 from $472 per tonne in August 2009, according to Metal Expert.

Wire rod sales increased by $84.0 million, or 41.3%, to $287.5 million in the year ended December 31, 2010 from $203.5 million in the year ended December 31, 2009, as a result of an increase of $65.0 million in sales prices and an increase of $19.0 million in sales volumes. The increase in sales prices was driven by the increase in domestic and international prices. Wire rod prices (Russia domestic, ex-warehouse, central region, incl. VAT) increased by 43% to $657 per tonne in August 2010 from $458 per tonne in August 2009, according to Metal Expert. The increase in sales volumes is explained by increased domestic shipments and competitive pricing in domestic markets.

Low alloyed engineering steel sales increased by $278.7 million, or 102.5%, to $550.7 million in the year ended December 31, 2010 from $272.0 million in the year ended December 31, 2009, as a result of an increase of $161.7 million in sales prices and an increase of $117.0 million in sales volumes. Sales prices increased because of an increase in the prices of steel-making raw materials (iron ore, coking coal etc.). Sales volumes increased due to high demand in key industries, such as the automotive and machine-building industries, in Russia and abroad.

Stainless flat products sales increased by $101.4 million, or 98.3%, to $204.6 million in the year ended December 31, 2010 from $103.2 million in the year ended December 31, 2009, as a result of an increase of $37.5 million in sales prices and an increase of $63.9 million in sales volumes. Sales prices increased due to an increase in domestic prices. The price for stainless flat steel (cold-rolled, 08X18H10T steel grade, 2-3 mm, Russia domestic, ex-warehouse, excl. VAT) increased by 36% to $4,254 per tonne in May 2010 from $3,132 per tonne in May 2009, according to Metal Expert. Sales volumes increased due to an increase in domestic market sales driven by high demand.

Carbon and low alloyed flat product sales increased by $99.6 million, or 64.7%, to $253.6 million in the year ended December 31, 2010 from $154.0 million in the year ended December 31, 2009, as a result of an increase of $64.5 million in sales prices and an increase of $35.1 million in sales volumes. Sales prices increased due to an increase in domestic and international prices. The price for hot-rolled coil (Russia exports, FOB Black Sea) increased by 67% to $623 per tonne in September 2010 from $372 per tonne in May 2009, according to Metal Expert. Sales volumes increased due to an increase in both domestic and export sales driven by a demand growth.

Forged alloys sales increased by $22.2 million, or 1070.3%, to $24.2 million in the year ended December 31, 2010 from $2.1 million in the year ended December 31, 2009, as a result of an increase of $18.8 million in sales prices and an increase of $3.3 million in sales volumes. Sales volumes increased because both domestic and export sales increased, driven by the recovery of demand after the global economic slowdown. Sales prices increased because domestic and export prices for all forgings increased.

Stampings sales increased by $54.5 million, or 39.8%, to $191.4 million in the year ended December 31, 2010 from $136.8 million in the year ended December 31, 2009, as a result of an increase of $84.0 million in sales volumes, which was only partially offset a decrease of $29.4 million in sales prices. Sales prices decreased due to changes in the product mix. Sales volumes increased as a result of an increase in sales volumes for cheaper forms of stampings fueled by demand growth in major consuming industries during the recovery after the global economic slowdown.

Wire sales increased by $171.9 million, or 53.8%, to $491.6 million in the year ended December 31, 2010 from $319.5 million in the year ended December 31, 2009, as a result of an increase of $92.9 million in sales prices and an increase of $79.2 million in sales volumes. Sales prices increased due to an increase in the prices of wire rod, which is the main input for wire production. Sales volumes increased because of strong demand from key consuming industries, such as construction, railway construction, automotive and machine-building.

Wire ropes sales increased by $29.4 million, or 64.3%, to $75.2 million in the year ended December 31, 2010 from $45.8 million in the year ended December 31, 2009, as a result of an increase of $5.9 million in sales prices and an increase of $23.5 million in sales volumes. Sales prices increased due to an increase in the prices of wire, which is the main input for wire ropes production. Sales volumes increased because of the increased demand from key consuming industries, such as cranes production, lifting machine-building, mining and construction.

Sales of other products increased by $308.9 million, or 163.6%, to $497.7 million in the year ended December 31, 2010 from $188.8 million in the year ended December 31, 2009, due to the recovery of industries consuming such products after the global economic slowdown and the increase of sales volumes of finished products which we purchased from related metallurgical plants and, third parties and re-sold to third parties. These transactions increased sales of other products was $181.4 million in the year ended December 31, 2010.

Excluding intersegment sales, export sales were 32.8% of steel segment sales in the year ended December 31, 2010, compared to 36.8% in the year ended December 31, 2009. The proportion of our export sales decreased because production and demand in the domestic market grew, due to the competitive quality and pricing of our steel products as compared to domestic rivals.

Ferroalloys segment

Nickel sales to third parties increased by $61.0 million, or 32.0%, to $251.6 million in the year ended December 31, 2010 from $190.6 million in the year ended December 31, 2009, as a result of an increase of $86.2 million in sales prices, which was partially offset by a decrease of $25.2 million in sales volumes. Sales prices increased due to the increase in nickel quotes at the London Metal Exchange (LME), which we use to determine our contract prices. Nickel prices increased to as high as $22,461 per tonne in March 2010 from $9,696 per tonne in March 2009, according to LME. Our nickel sales volumes decreased by 1.8 thousand tonnes, or 13.2%, to 11.9 thousand tonnes in the year ended December 31, 2010 from 13.7 thousand tonnes in the year ended December 31, 2009, following the weakening of demand from external stainless steel producers.

Nickel supplies to the steel segment increased by $67.0 million, or 212.1%, to $98.6 million in the year ended December 31, 2010 from $31.6 million in the year ended December 31, 2009, as a result of an increase of $28.6 million in sales prices and an increase of $38.5 million in sales volumes. Sales volumes increased because of an increase of stainless steel production in our steel segment companies in 2010 following the revival of demand for steel products after the global economic slowdown.

Ferrosilicon sales to third parties increased by $25.0 million, or 37.5%, to $91.7 million in the year ended December 31, 2010 from $66.6 million in the year ended December 31, 2009, mainly as a result of an increase of $30.4 million in sales prices, which was partially offset by decrease of $5.4 million in sales volumes. Sales prices increased due to an increase in international ferrosilicon prices after the global economic slowdown. The price for Chinese ferrosilicon (75% Si FOB China) increased by 28% to $1,404 per tonne in June 2010 from $1,100 per tonne in June 2009, according to Metal Expert. Sales volumes decreased due to weak demand in export markets which outbalanced an increase in while domestic sales volumes.

Ferrosilicon supplies to the steel segment increased by $18.3 million, or 91.5%, to $38.2 million in the year ended December 31, 2010 from $20.0 million in the year ended December 31, 2009, as a result of an increase of $14.6 million in sales prices and an increase of $3.7 million in sales volumes. Sales volumes increased due to an increase of stainless steel production in our steel segment companies in 2010 fueled by the revival of demand for steel products after the global economic slowdown.

Chrome sales to third parties increased by $0.7 million, or 0.8%, to $93.6 million in the year ended December 31, 2010 from $92.8 million in the year ended December 31, 2009, as a result of an increase of $35.5 million in sales prices, which was offset by a decrease of $34.8 million in sales volumes. Sales prices increased due to an increase in international chrome prices. The price for high carbon ferrochrome (6-8% C basis 60-65% Cr max. 1.5% Si major European destinations) increased by 204% to $2,815 per tonne in May 2010 from $1,381 per tonne in May 2009, according to Ryan’s Notes. Sales volumes decreased as a result of decreased production due to shortages in chrome ore. These shortages were caused by a higher level of breakup of the ore we mined, and the chrome ore delivered to Tikhvin Ferroalloy Plant did not meet our required quality standards. In October 2010, we began mining an ore body which contains a bigger share of lump material to ensure that the chrome ore would meet our required quality standards. Sales volumes also decreased because of the increase in intersegment supplies.

Chrome supplies to the steel segment increased by $22.9 million, or 178.1%, to $35.8 million in the year ended December 31, 2010 from $12.9 million in the year ended December 31, 2009, as a result of an increase in sales prices of $11.9 million and an increase of $11.0 million in sales volumes. Sales volumes increased due to an increased stainless steel production in our steel segment companies in 2010 fueled by the revival of demand for steel products after the global economic slowdown.

Excluding intersegment sales, export sales were 77.9% of ferroalloys segment sales in the year ended December 31, 2010, compared to 86.8% in the year ended December 31, 2009. The decrease in the proportion of our export sales was mostly due to the strong demand and more favorable prices for ferrosilicon in the domestic market.

Power segment

Our power segment revenues increased by $189.9 million, or 21.8%, to 1,062.7 million in the year ended December 31, 2010, from $872.8 million in the year ended December 31, 2009. The increase is mainly explained by the increase of electricity sales to third parties by $77.1 million, or 15.9%, to $561.2 million in the year ended December 31, 2010, from $484.1 million in the year ended December 31, 2009, as a result of an increase of $70.2 million in sales prices and an increase of $6.9 million in sales volumes. Sales prices increased because of further liberalization of the Russian electricity market. Electricity sales volumes increased because of increased demand from industrial consumers following the recovery from the global economic slowdown.

Southern Kuzbass Power Plant and Mechel Energo contributed $26.4 million to the power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2010 compared to $14.7 million in the year ended December 31, 2009.

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

	Year Ended December 31, 2010		Year Ended December 31, 2009
Cost of Goods Sold and Gross Margin by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	1,739,350	45.1%	1,271,055	60.2%
Gross margin	2,116,815	54.9%	840,935	39.8%
Steel segment
Cost of goods sold	4,727,243	81.0%	2,664,292	80.7%
Gross margin	1,106,434	19.0%	638,010	19.3%
Ferroalloys segment
Cost of goods sold	533,928	84.9%	392,428	91.1%
Gross margin	95,124	15.1%	38,381	8.9%
Power segment
Cost of goods sold	763,401	71.8%	642,512	73.6%
Gross margin	299,277	28.2%	230,271	26.4%

Mining segment

Mining segment cost of goods sold increased by $468.3 million, or 36.8%, to $1,739.4 million in the year ended December 31, 2010, from $1,271.1 million in the year ended December 31, 2009. The mining segment’s gross margin percentage increased to 54.9% in the year ended December 31, 2010 from 39.8% in the year ended December 31, 2009.

The increase in the mining segment’s gross margin percentage is explained by the increase of coking coal, coke and chemical products, steam coal, anthracite and PCI and iron ore sales prices both on export and domestic markets following to recovery after the global economic slowdown.

Coal production cash costs per tonne at Southern Kuzbass Coal Company increased by $3.3 per tonne, or by 12.7%, to $30.2 in the year ended December 31, 2010 from $26.3 in the year ended December 31, 2009, mainly due to increase in repair expenses in connection with the planned repairs on production and transport equipment, as well as the appreciation of the ruble. Coal production cash costs per tonne at Yakutugol increased by 3.3% due to the increase in fuel prices, electricity tariffs and cost of mining works. Coke production cash costs per tonne at Moscow Coke and Gas Plant increased by 56.1% and at Mechel Coke by 63.2% due to a significant increase in coking coal concentrate purchase prices. Coal production cash costs per tonne at Bluestone decreased by 5.8% due to the decrease in the cost of mining works and auxiliary materials expenditure rates. Production cash costs per tonne of iron ore increased by 39.1% due to an increase in the cost of fuel, spare parts for transport equipment, and railway and electricity tariffs.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2010 is presented below:

	In thousands of tonnes	Cash cost, U.S. dollars per tonne	In thousands of U.S. dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	6,374	30	188,829
Coal — Southern Kuzbass Coal Company — intersegment sales	1,582	30	46,868

Coal — Yakutugol — sales to third parties	5,588	27	149,638
Coal — Yakutugol — intersegment sales	0	27	0

Coal — Bluestone — sales to third parties	2,434	88	214,763
Coal — Bluestone — intersegment sales	0	88	0

Iron ore — Korshunov Mining Plant — sales to third parties	3,283	35	115,033
Iron ore — Korshunov Mining Plant — intersegment sales	611	35	21,417

Coke — Moscow Coke and Gas Plant — sales to third parties	994	182	181,400
Coke — Moscow Coke and Gas Plant — intersegment sales	187	182	34,054

Coke — Mechel Coke — sales to third parties	103	167	17,125
Coke — Mechel Coke — intersegment sales	2,370	167	395,934

Depreciation			155,879
Depletion			108,862
Write-down of inventory to their net realizable value			(6,614)
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			44,194
Costs of other products and services (coking products, middlings, washing services) and costs of other subsidiaries			71,966

Total mining segment cost of sales			1,739,350

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2009 is presented below:

	In thousands of tonnes	Cash cost, U.S. dollars per tonne	In thousands of U.S. dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,821	26	205,582
Coal — Southern Kuzbass Coal Company — intersegment sales	1,085	26	28,508

Coal — Yakutugol — sales to third parties	4,352	26	112,881
Coal — Yakutugol — intersegment sales	0	26	0

Coal — Bluestone — sales to third parties	1,225	94	114,727
Coal — Bluestone — intersegment sales	0	94	0

Iron ore — Korshunov Mining Plant — sales to third parties	3,787	25	95,399
Iron ore — Korshunov Mining Plant — intersegment sales	267	25	6,736

Coke — Moscow Coke and Gas Plant — sales to third parties	791	138	109,410
Coke — Moscow Coke and Gas Plant — intersegment sales	188	138	26,063

Coke — Mechel Coke — sales to third parties	42	106	4,464
Coke — Mechel Coke — intersegment sales	2,065	106	218,024

Depreciation			157,988
Depletion			60,756
Write-down of inventory to their net realizable value			1,113
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			69,490
Costs of other products and services (coking products, middlings, washing services) and costs of other subsidiaries			59,912

Total mining segment cost of sales			1,271,053

Steel segment

Steel segment cost of goods sold increased by $2,063.0 million, or 77.4%, to $4,727.2 million in the year ended December 31, 2010, from $2,664.3 million in the year ended December 31, 2009. Steel segment cost of goods sold was 81.0% of the segment’s revenues in the year ended December 31, 2010, as compared to 80.7% in the year ended December 31, 2009, resulting in a decrease of gross margin from 19.3% to 19.0%. Gross margin decreased due to an increase in the share of products re-sold by our trading companies for the related metallurgical plants and other third-party suppliers in the year ended December 31, 2010. Such transactions accounted for about 26.7% of the steel segment sales to third parties in the year ended December 31, 2010 and were effected with lower profit margins. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants.”

Ferroalloys segment

Ferroalloys segment cost of goods sold increased by $141.5 million, or 36.1%, to $533.9 million in the year ended December 31, 2010, from $392.4 million in the year ended December 31, 2009. Ferroalloys segment cost of goods sold was 84.9% of the segment’s revenues in the year ended December 31, 2010, as compared to 91.1% in the year ended December 31, 2009, resulting in an increase of gross margin from 8.9% to 15.1%. Gross margin increased because sales prices increased more than the purchase prices of inputs such as coke and electricity tariffs.

Power segment

Power segment cost of goods sold increased by $120.9 million, or 18.8%, to $763.4 million in the year ended December 31, 2010, from $642.5 million in the year ended December 31, 2009. Power segment gross margin percentage increased to 28.2% in the year ended December 31, 2010 from 26.4% in the year ended December 31, 2009. Gross margin increased because the increase in the price of electricity outpaced the increase in the price of steam coal, the major raw material in electricity production.

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $516.7 million, or 33.4%, to $2,064.5 million in the year ended December 31, 2010 from $1,547.8 million in the year ended December 31, 2009, mainly due to an increase in selling and distribution expenses in the mining, steel and power segments, taxes other than on income in mining segment, provision for doubtful accounts and general, administrative and other operating expenses for the mining, steel and ferroalloys segments following an increase of sales revenue across all our segments and the corresponding necessary expansion of our activities to support increased sales, as explained below. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 21.2% in the year ended December 31, 2010, as compared to 26.9% in the year ended December 31, 2009, mainly due to the increase in the consolidated revenue in the year ended December 31, 2010 as compared to the year ended December 31, 2009, including the sales of products of $1,493.1 million produced by third parties and related parties described above. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on write off of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the year ended December 31, 2010 and 2009, including as a percentage of segment revenues.

	Year Ended December 31, 2010		Year Ended December 31, 2009
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	657,716	17.1%	419,735	19.9%
Taxes other than income tax	55,166	1.4%	49,818	2.4%
Recovery of the allowance for doubtful accounts	(7,365)	(0.2)%	(560)	0.0%
Accretion expense	3,531	0.1%	3,492	0.2%
Loss on write off of property, plant and equipment	2,993	0.1%	3,496	0.2%
General, administrative and other operating expenses	218,884	5.7%	159,785	7.6%

Total	930,925	24.1%	635,766	30.1%

Steel segment
Selling and distribution expenses	524,857	9.0%	452,159	13.7%
Taxes other than income tax	42,855	0.7%	44,136	1.3%
Loss on write off of property, plant and equipment	3,039	0.1%	1,669	0.1%
Accretion expense	1,871	0.0%	2,816	0.1%
Recovery of the allowance for doubtful accounts	(7,773)	(0.1)%	(35,570)	(1.1)%
General, administrative and other operating expenses	244,029	4.2%	191,297	5.8%

Total	808,877	13.9%	656,507	19.9%

Ferroalloys segment
Selling and distribution expenses	19,197	3,1%	15,653	3.6%
Taxes other than income tax	9,581	1.5%	8,212	1.9%
Loss on write off of property, plant and equipment	4,744	0.8%	15,775	3.7%
Recovery of the allowance for doubtful accounts	(308)	0.0%	(2,080)	(0.5)%
Accretion expense	1,018	0.2%	904	0.2%
General, administrative and other operating expenses	37,934	6.0%	27,504	6.4%

Total	72,166	11.5%	65,967	15.3%

Power segment
Selling and distribution expenses	233,514	22.0%	175,263	20.1%
Taxes other than income tax	3,157	0.3%	3,036	0.3%
Allowance for doubtful accounts	3,514	0.3%	191	0.0%
Accretion expense	126	0.0%	187	0.0%
General, administrative and other operating expenses	12,242	1.2%	10,892	1.2%

Total	252,553	23.8%	189,569	21.7%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $238.0 million, or 56.7%, to $657.7 million in the year ended December 31, 2010 from $419.7 million in the year ended December 31, 2009, due to the increase in coking coal, anthracite and PCI and coke sales volumes, as well as increase in railway tariffs as a result of annual increases of railway tariffs in Russia. As a percentage of mining segment revenues, selling and distribution expenses decreased from 19.9% to 17.1% due to the increase in sales prices for all our products.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax increased by $5.3 million, or 10.7%, to $55.2 million in the year ended December 31, 2010 from $49.8 million in the year ended December 31, 2009. This increase was caused by an increase in the property and land tax at Southern Kuzbass Coal Company by $7.6 million, or 32.3%, to $31.2 million in the year ended

December 31, 2010 from $23.6 million in the year ended December 31, 2009, due to an increase in tax rates following changes in local legislation, and an increase in Southern Kuzbass Coal Company’s property, plant and equipment balances.

Recovery of allowance for doubtful accounts increased by $6.8 million to $7.4 million income in the year ended December 31, 2010 from $0.6 million income in the year ended December 31, 2009, due to the collection of accounts receivable provided for in prior periods. In accordance with our accounting policy, we apply specific rates to overdue accounts receivable of our companies depending on the history of cash collections and future expectations of conditions that might impact the collectibility. As of December 31, 2010 the overdue balances and allowance expenses decreased as compared to December 31, 2009.

Loss on write off of property, plant and equipment decreased by $0.5 million, or 14.4%, from $3.5 million in the year ended December 31, 2009, to $3.0 million in the year ended December 31, 2010 due to a decrease in the amount of property, plant and equipment written off by our production facilities.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by $59.1 million, or 37.0%, to $218.9 million in the year ended December 31, 2010, from $159.8 million in the year ended December 31, 2009, as a result of the overall expansion of our group’s activities, annual increases in salaries and appreciation of the ruble. Salaries and related social taxes increased by $41.4 million, or 37.8%, to $150.8 million in the year ended December 31, 2010 from $109.4 million in the year ended December 31, 2009, mainly due to the increase in the average duration of the working day at our enterprises in 2010 after the recovery from the global economic slowdown, as well as an annual increase in salaries in our production subsidiaries. Legal and consulting fees and insurance services decreased by $3.6 million, or 19.4%, to $14.9 million in the year ended December 31, 2010 from $18.5 million in the year ended December 31, 2009, due to decreased use of consulting services in 2010. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $7.0 million, mainly due to the overall expansion of our group’s activities and appreciation of the ruble. Social expenses decreased by $3.2 million, or 53.5%, to $2.8 million in the year ended December 31, 2010 from $6.1 million in the year ended December 31, 2009, mainly due to cost cutting procedures implemented by our management. Other administrative and operating expenses decreased by $10.4 million, mainly due to the reduction of pension liabilities at Yakutugol following the transfer of part of the employees to our steel segment companies. For more details, please see the analysis in the steel segment discussion below.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $72.7 million, or 16.1%, to $524.9 million in the year ended December 31, 2010 from $452.2 million in the year ended December 31, 2009, due to a 25% increase in export sales volumes. As a percentage of steel segment revenues, selling and distribution expenses decreased to 9.0% in the year ended December 31, 2010 from 13.7% in the year ended December 31, 2009. The decrease was due to the increase in sales prices for all our products.

Taxes other than income tax include property and land taxes and other taxes. These taxes amounted to $42.9 million in the year ended December 31, 2010, a decrease of $1.3 million, or 2.9%, from $44.1 million for the year ended December 31, 2009. As a percentage of segment revenues, these taxes decreased from 1.3% to 0.7%. Property and land taxes amounted to $36.0 million in the year ended December 31, 2010, an increase of $1.2 million, or 3.3%, from $34.8 million in the year ended December 31, 2009, mainly due to ruble appreciation. This increase was offset by the decrease in non-reimbursable VAT expenses at our Romanian subsidiaries due to the decrease in their share of export sales in the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Recovery of allowance for doubtful accounts decreased by $27.8 million, or 78.1%, to $7.8 million income in the year ended December 31, 2010 from $35.6 million income in the year ended December 31, 2009, due to the increase in allowance rates in the year ended December 31, 2010.

Loss on write off of property, plant and equipment increased by $1.4 million, or 82.1%, from $1.7 million in the year ended December 31, 2009, to $3.0 million in the year ended December 31, 2010 due to an increase in the amount of unused property, plant and equipment written off by our steel production subsidiaries.

General, administrative and other expenses increased by $52.7 million, or 27.6%, to $244.0 million in the year ended December 31, 2010 from $191.3 million in the year ended December 31, 2009, and decreased as a percentage of segment revenues to 4.2% in the year ended December 31, 2010 from 5.8% in the year ended December 31, 2009. Payroll and related social taxes decreased by $31.8 million, or 34.1%, to $125.0 million in the year ended December 31, 2010 from $93.2 million in the year ended December 31, 2009 due to the increase in the average duration of the working day at our enterprises in 2010 after the recovery from the global economic slowdown as well as an annual increase in salaries in our production subsidiaries. Social expenses (including pension) increased by $3.9 million, or 27.6%, to $18.0 million in the year ended December 31, 2010 from $14.1 million in the year ended December 31, 2009, mainly due to appreciation of the ruble and the expansion of our social programs in 2010 following the recovery from the global economic slowdown. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $11.8 million, or 44.3%, to $38.6 million in the year ended December 31, 2010 from $26.8 million in the year ended December 31, 2009, mainly due to the overall expansion of our group’s activities and appreciation of the ruble. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by $4.1 million, or 20.0%, to $16.6 million in the year ended December 31, 2010 from $20.7 million in the year ended December 31, 2009, primarily due to the decrease in use of consulting services in 2010. Other administrative and operating expenses increased by $9.3 million, or 25.4%, to $45.9 million in the year ended December 31, 2010 from $36.6 million in the year ended December 31, 2009, mainly due to the increase in pension liabilities following the transfer of a certain number of employees from our mining segment production subsidiaries to our steel segment production subsidiaries.

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

Taxes other than income tax amounted to $9.6 million in the year ended December 31, 2010, an increase of $1.4 million, or 16.7%, from $8.2 million in the year ended December 31, 2009, due to the $1.3 million accrual for tax risks at Voskhod relating to VAT, which may not be reimbursed by the tax authorities. As a percentage of segment revenues, these taxes decreased to 1.5% in the year ended December 31, 2010 from 1.9% in the year ended December 31, 2009. Property and land taxes remained stable and amounted to $4.4 million in the year ended December 31, 2010, an increase of $0.5 million, or 11.7%, from $3.9 million in the year ended December 31, 2009.

Recovery of allowance for doubtful accounts decreased by $1.8 million to $0.3 million income in the year ended December 31, 2010 from $2.1 million income in the year ended December 31, 2009, due to an increase in outstanding accounts receivable as of December 31, 2010 and in allowance rates during the year ended December 31, 2010.

Loss on write off of property, plant and equipment decreased by $11.0 million to $4.7 million in the year ended December 31, 2010 from $15.8 million during the year ended December 31, 2009 due to the decrease in number of unused property, plant and equipment at our production subsidiaries.

General, administrative and other expenses increased by $10.4 million, or 37.9%, to $37.9 million in the year ended December 31, 2010 from $27.5 million in the year ended December 31, 2009. Payroll and related social taxes increased by $6.0 million or 49.8% to $18.0 million in the year ended December 31, 2010 from $12.0 million in the year ended December 31, 2009 due to the annual increase in salaries in our production subsidiaries. Social expenses (including pension expenses) increased by $0.8 million, or 31.9%, to $3.1 million in the year ended December 31, 2010 from $2.4 million in the year ended December 31, 2009 mainly due to appreciation of the ruble. Rent and maintenance, business travel expenses, bank charges and office expenses decreased insignificantly by $0.1 million, or 1.2%, to $5.4 million in the year ended December 31, 2010 from $5.5 million in the year ended December 31, 2009 mainly due to the effect of overall cost-cutting measures implemented by our management. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by $0.8 million, or 33.2%, to $1.7 million in the year ended December 31, 2010 from $2.5 million in the year ended December 31, 2009, primarily due to decreased use of consulting services in 2010. Other administrative and operating expenses increased by $4.6 million, or 90.2%, to $9.7 million in the year ended December 31, 2010 from $5.1 million in the year ended December 31, 2009 mainly due to recognition of expenses related to the development of the Uvatskoye deposit.

Power segment

Selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These costs are incurred by all power distribution companies pursuant to agreements between the distribution company and the grid operator. These expenses increased by $58.3 million, or 33.2%, to $233.5 million in the year ended December 31, 2010 from $175.3 million in the year ended December 31, 2009, due to increases in electricity transmission costs and an increase in the volume of electricity volume transmitted through the power grid.

Taxes other than income tax amounted to increased $0.1 million, or 4.0%, to $3.2 million in the year ended December 31, 2010 from $3.0 million in the year ended December 31, 2009, which was due to the increase in property and land tax charges related to the increase in property, plant and equipment balances.

Allowance for doubtful accounts increased by $3.3 million to $3.5 million in the year ended December 31, 2010 from $0.2 million in the year ended December 31, 2009, mainly due to the increase in allowance rates during the year ended December 31, 2010.

General, administrative and other expenses increased by $1.4 million, or 12.4%, to $12.2 million in the year ended December 31, 2010 from $10.9 million in the year ended December 31, 2009, due to appreciation of the ruble and the consolidation of Toplofikatsia Rousse in December 2010.

Operating income

Operating income increased by $1,286.6 million, or 523.7%, to $1,532.2 million in the year ended December 31, 2010 from $245.6 million in the year ended December 31, 2009. Operating income as a percentage of consolidated revenues increased to 15.7% in the year ended December 31, 2010 from 4.3% in the year ended December 31, 2009, mainly due to the overall increase in gross margin described above.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2010		Year Ended December 31, 2009
Operating Income by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment	1,185,892	30.8%	205,169	9.7%
Steel segment	297,557	5.1%	(18,497)	(0.6)%
Ferroalloys segment	22,958	3.6%	(27,586)	(6.4)%
Power segment	46,724	4.4%	40,702	4.7%
Elimination of intersegment unrealized (profit) loss(1)	(20,924)		45,856

Consolidated operating income	1,532,207		245,644

(1)

Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The significant decrease in intersegment unrealized profit adjustment in the year ended December 31, 2010 as compared to the year ended December 31, 2009 was due to the increase in gross margin of our mining and ferroalloys segments in 2010, that resulted from an increase in the sales prices.

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

Steel segment

Steel segment operating income increased by $316.1 million, or 1,708.7%, to $297.6 million in the year ended December 31, 2010 from $18.5 million loss in the year ended December 31, 2009. The operating margin percentage increased to 5.1% in the year ended December 31, 2010 from negative 0.6% in the year ended December 31, 2009, due to the increase in the sales prices of all our products following the recovery from the global economic slowdown.

Ferroalloys segment

Ferroalloys segment operating income increased by $50.5 million, or 183.2%, to $23.0 million in the year ended December 31, 2010 from $27.6 million loss in the year ended December 31, 2009. The operating margin percentage increased to 3.6% in the year ended December 31, 2010 from negative 6.4% in the year ended December 31, 2009, mainly due to the increase in the sales prices of all our products following the recovery from the global economic slowdown.

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

	Year Ended December 31, 2010		Year Ended December 31, 2009
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Income (loss) from equity investees	1,184	0.0%	1,200	0.0%
Interest income	17,167	0.2%	21,445	0.4%
Interest expense	(558,397)	(5.7)%	(498,986)	(8.7)%
Other income (loss), net	(8,987)	(0.1)%	500,257	8.7%
Foreign exchange gain (loss)	(14,544)	(0.1)%	(174,336)	(3.0)%

Total	(563,577)	(5.8)%	(150,420)	(2.6)%

Income from equity investees was stable in 2010 as compared to the year 2009. Income from equity investees consists of our share from income of our equity investments such as Toplofikatsia Rousse (until December 2010) and various investments of Southern Kuzbass Coal Company.

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

Other income decreased by $509.2 million, or 101.8%, to a $9.0 million loss in the year ended December 31, 2010 from a $500.3 million gain in the year ended December 31, 2009. The decrease is mainly the result of a $494.2 million in change in the fair value of the contingent payment related to the Bluestone acquisition recognized in 2009. No such effect occurred in the year ended December 31, 2010 because the fair value of the contingent payment related to the CVR did not change from December 31, 2009.

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

Income tax expense

Income tax expense increased by $257.8 million, or 1,364.3%, to $276.7 million in the year ended December 31, 2010 from $18.9 million in the year ended December 31, 2009, due to an overall increase of operating income. Our effective tax rate increased from 19.8% to 28.6%. The increase in the effective tax rate was mainly due to the fact that in the year ended December 31, 2009, the gain resulting from the remeasurement of the $494.2 million contingent liability payment related to the Bluestone acquisition was recorded as a non-taxable gain and, therefore, had no effect on the amount of income tax expenses in 2009. The increase in our effective tax rate was also due to the effect of the increase of the statutory tax rate in Kazakhstan which resulted in the recognition of additional deferred tax liability of $59.6 million in the year ended December 31, 2010 in our Kazakh subsidiaries, increasing our effective tax rate beyond the Russian statutory income tax rate of 20%.

Net income attributable to non-controlling interests

Net income (loss) attributable to non-controlling interests increased by $32.2 million, or 1,241.9%, to $34.8 million in the year ended December 31, 2010 from a $2.6 million loss in the year ended December 31, 2009. The non-controlling interest in the income of our subsidiaries in 2010 consisted of the share of non-controlling shareholders in the net income of $4.2 million in Kuzbass Power Sales Company, $25.1 million in Southern Kuzbass Coal Company and its subsidiaries and $17.5 million in Korshunov Mining Plant. These expenses were partially offset by the income from share in losses of Romanian subsidiaries of $12.1 million.

Net income attributable to shareholders of Mechel

For the reasons set forth above, net income attributable to our shareholders increased by $583.5 million, or 791.2%, to $657.2 million in the year ended December 31, 2010 from $73.7 million in the year ended December 31, 2009.

Net (loss) income attributable to common shareholders of Mechel

Net income attributable to our common shareholders increased by $709.2 million, or 1,167.3%, to $648.4 million in the year ended December 31, 2010 from $60.8 million loss in the year ended December 31, 2009, due to a $125.7 million decrease in the payment of dividends on preferred shares and an increase in net income attributable to the shareholders of Mechel.

Liquidity and Capital Resources

Capital requirements

We expect that our principal capital requirements in the near future will be for financing the working capital needs of our business and for funding the following: repayment of maturing debt, high priority and regular maintenance capital expenditures and payment of dividends.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2012-2014, we expect our capital expenditures on our metals production facilities to total approximately $0.6 billion, approximately 90% of which will be in 2012-2013, and approximately 10% in 2014. We intend to direct approximately $1.4 billion for the development of the Elga coal deposit during the period from 2012 to 2014. We intend to finance our capital investments with cash flow from operations and external financing sources and/or equity.

During the previous years we considered acquisitions as one of our major growth strategies. Currently our group is more focused on the investments in the existing operations and assets, however, we do not exclude the possibility of further growth through acquisitions in a medium or long-term perspective. Historically, funding of acquisitions has come from cash flows from existing operations and external financing sources.

Our total outstanding debt as of December 31, 2011 and 2010 was $9,396.9 million and $7,318.4 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2011 and 2010, we paid dividends of $210.2 million and $23.3 million, respectively, out of which $78.3 million and $8.8 million, respectively, was paid on preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

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

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(In thousands of U.S. dollars)
Net cash used in/provided by operations	888,202	(147,371)	561,669
Net cash used in investing activities	(2,620,781)	(1,119,203)	(709,931)
Net cash provided by financing activities	2,079,055	1,210,125	375,434

Net cash provided by operating activities was $888.2 million in the year ended December 31, 2011, as compared to net cash used in operating activities was $147.4 million in the year ended December 31, 2010, and net cash provided by operating activities was $561.7 million in the year ended December 31, 2009. The operating cash inflows were derived from payments received from sales of our mining, steel, ferroalloys and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash provided by operating activities before changes in working capital items was $1,542.5 million in the year ended December 31, 2011. Below we analyze major changes in working capital items which in the aggregate accounted for $654.3 million in cash provided by operating activities, resulting in net cash provided by operating activities of $888.2 million.

Working capital items accretive to operating cash flows:

•	an increase in accounts payable of $254.4 million due to an overall increase in purchase volumes and purchase prices across all our segments in the year ended December 31, 2011;

•	net change in balances with related parties of $390.9 million primarily due to transactions with related metallurgical plants, Metrus Trading and Usipar;

•	an increase in accrued taxes and other liabilities of $13.2 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2011.

Working capital items reducing operating cash flows:

•

an increase in accounts receivable of $320 million primarily explained by increase in sales of mining products by Mechel Carbon and increase in sales by new foreign subsidiaries of Mechel Service Global;

•

an increase in inventories of $765.5 million due to a significant increase of finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Mechel Carbon, Chelyabinsk Metallurgical Plant and HBL Holding as of December 31, 2011 as compared to December 31, 2010. The main reason for the change in the stock level was the increase in production volumes across all our segments and higher pricing for new materials;

•	a decrease in advances received of $145.6 million of Chelyabinsk Metallurgical Plant, Mechel Trading, Mechel Materials and Mechel Carbon;

•

an increase in other current assets of $79.6 million primarily due to an increase of VAT and income tax receivable, advances paid and capitalized bank origination fees in the year ended December 31, 2011.

Net cash provided by operating activities before changes in working capital items was $1,274.5 million in the year ended December 31, 2010, as compared to negative $48.6 million in the year ended December 31, 2009. Below we analyze major changes in working capital items which in the aggregate accounted for $1,421.9 million in cash provided by operating activities, resulting in net cash used in operating activities of $147.4 million.

Working capital items accretive to operating cash flows:

•	an increase in advances received of $86.0 million due to an increase in the number of customers working on a prepayment basis both in export and domestic markets;

•	an increase in accrued taxes and other liabilities of $143.2 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2010; and

•	an increase in accounts payable of $43.9 million due to an overall increase in purchase volumes and purchase prices across all our segments in the year ended December 31, 2010.

Working capital items reducing operating cash flows:

•

an increase in accounts receivable of $148.2 million primarily explained by increase in sales of mining products by Mechel Carbon and increase in sales by new foreign subsidiaries of Mechel Service Global;

•

an increase in inventories of $761.7 million due to a significant increase of finished goods and raw materials held in stock at the warehouses of Yakutugol, Bluestone, Southern Kuzbass Coal Company, Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Izhstal, and Mechel Service Global as of December 31, 2010. The main reasons for the change in the stock level were the increase in production volume across all our segments, higher prices for new materials, the effect of consolidation of Laminorul Plant (acquired in 2010) and the operations of Mechel-Remservice (incorporated in 2009);

•	an increase in balances with related parties of $506.7 million primarily due to transactions with related metallurgical plants, Metallurg-Trust and Usipar;

•

an increase in other current assets of $260.5 million primarily due to an increase of VAT and income tax receivable, advances paid, and capitalized bank origination fees in the year ended December 31, 2010; and

•	an increase in advance payments to non-state pension funds of $4.9 million due to changes in pension programs.

Net cash used in investing activities was $2,620.8 million in the year ended December 31, 2011 and $1,119.2 million in the year ended December 31, 2010. Substantially all of the cash used for investing activities in the years ended December 31, 2011 and 2010 related to the acquisition of businesses, mineral licenses and property, plant and equipment, short-term investments. Expenditures related to the acquisition of businesses and equity method investments in our subsidiaries amounted to $75.7 million and $89.5 million in the years ended December 31, 2011 and 2010, respectively. Capital expenditures relating to purchases of property, plant and equipment and purchases of mineral licenses amounted to $1,829.5 million and $990.1 million in the years ended December 31, 2011 and 2010, respectively.

Net cash provided by financing activities was $2,079.1 million in the year ended December 31, 2011 and $1,210.1 million in the year ended December 31, 2010. We received debt proceeds of $5,957.3 million and repaid debt of $3,603.4 million in the year ended December 31, 2011, and received debt proceeds of $8,181.4 million and repaid debt of $6,874.7 million in the year ended December 31, 2010.

In 2011, we placed five series of non-convertible interest-bearing bonds in an aggregate principal amount of 25.0 billion rubles, or $884.1 million as of the time of issuance. The bonds were placed at 100% of par value and are due in 2021. The interest rate was determined upon the issuance based on the bids of buyers and amounted to 8.25-8.40% per year. The balance outstanding as of December 31, 2011 was $776.5 million and is classified as long-term debt. In 2012, we placed six series of non-convertible interest-bearing bonds in an aggregate principal amount of 20.0 billion rubles, or $673.4 million as of the time of issuance. The bonds were placed at 100% of par value and are due in 2015, bondholders of series BO-04 bonds in an aggregate principal amount of 5.0 billion rubles have an option to demand repurchase of the bonds at par value in 2014. The interest rate was determined upon the issuance based on the bids of buyers and amounted to 10.25-11.25% per year. The outstanding amount of bonds is classified as long-term debt.

Liquidity

We had cash and cash equivalents of $643.4 million as of December 31, 2011 and $340.8 million as of December 31, 2010. Our cash and cash equivalents were held in rubles (18.2% and 44.9% as of December 31, 2011 and December 31, 2010, respectively), U.S. dollars (67.2% and 26.3% as of December 31, 2011 and December 31, 2010, respectively), euros (8.2% and 17.8% as of December 31, 2011 and December 31, 2010, respectively) and certain other currencies of the CIS and Eastern Europe.

As of December 31, 2011 and December 31, 2010, we had unused credit lines of approximately $904.1 million and $943.6 million, respectively, out of total available credit lines of $10,300.9 million and $8,262.1 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 8.1% and 9.9% as of December 31, 2011 and December 31, 2010, respectively.

The following table summarizes our liquidity as of December 31, 2011, 2010 and 2009.

Estimated Liquidity	December 31, 2011	December 31, 2010	December 31, 2009
	(In millions of U.S. dollars)
Cash and cash equivalents	643.4	340.8	414.7
Amounts available under credit facilities	904.1	943.6	491.4

Total estimated liquidity	1,547.5	1,284.4	906.1

Short-term debt (short-term borrowings and current portion of long-term debt) increased by $573.5 million, or 27.6%, to $2,651.4 million as of December 31, 2011 from $2,077.8 million as of December 31, 2010.

Long-term debt net of current portion increased by $1,504.9 million, or 28.7%, to $6,745.5 million as of December 31, 2011 from $5,240.6 million as of December 31, 2010. This increase was attributable to bond issuances and new financing received from Sberbank, VTB Bank, Gazprombank and various other banks.

Our working capital increased by $842.0 million, or 171%, to a working capital surplus of $1,333.4 million as of December 31, 2011 from $491.4 million surpluses of December 31, 2010. The increase in working capital was due to increase in investments into current assets such as inventory and accounts receivable based on favorable situation on our key markets.

Outlook for 2012

Our objective is to ensure that our group meets its liquidity requirements, continues capital expenditures, repays borrowings as they fall due, and continues as a going concern. To accomplish that, we will continue to seek to obtain additional financing and renew or refinance existing facilities as described below as well as decrease the level of inventories, primarily through reducing our purchasing, production and delivery expenses. On this basis we expect operating cash flows to provide an increased source of funds in 2012 to be available for debt servicing and capital expenditures.

To refinance debt falling due in 2012, we intend to use our operating cash flow, obtain new long-term borrowing facilities, renew or refinance existing arrangements and extend the put options under our ruble bonds. In 2012, we intend to continue to issue additional ruble bonds and obtain bank borrowings to extend the maturity profile of our debt portfolio and reduce the pressure on our cash flows to enable us to continue to finance our operations and major capital projects without increasing our total debt. Our ability to incur additional debt, however, is limited by our restrictive covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants.”

We believe that cash generated from operations, current cash and short-term investments on hand, and short-term and long-term committed borrowings under our credit facilities will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments in 2012. Furthermore we believe that we have sufficient flexibility in deferring our non-critical capital expenditures in case specific project financing is not obtained and in managing our working capital to provide further financial flexibility as needed.

Debt Financings in 2012

During the course of 2012, we amended and refinanced certain credit facilities, through extending some of our existing credit facilities, amending financial covenants in certain credit facility agreements and obtaining new financings to refinance our existing short-term debt. See “Description of Certain Indebtedness” and “Russian bonds” for a summary description of the terms of these facilities.

In April 2012, we extended our existing loans from VTB Bank in the total amount of approximately $460.0 million for a period of up to 3 years. We also extended our existing loans from Gazprombank in the total amount of approximately $750.0 million for a period of 3 to 5 years.

In April 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into non-revolving credit facility agreements with Gazprombank for a total amount of $500 million for a period of up to 5 years for the purpose of funding operational activities and re-financing our short-term debt.

In April 2012, we completed placement of our non-convertible interest-bearing BO-05, BO-06, BO-07, BO-11 and BO-12 series exchange bonds in an aggregate principal amount of 15.0 billion rubles (approximately $506.1 million). The proceeds were used to refinance some of our short term-debt.

In February 2012, we completed placement of our non-convertible interest-bearing BO-04 series exchange bonds in an aggregate principal amount of 5.0 billion rubles (approximately $167.3 million). The proceeds were used to refinance some of our short term-debt.

In January 2012, Mechel Trading refinanced its existing loans with Alfa-Bank through a new revolving loan in the amount of $150.0 million repayable in October 2016. The proceeds were used for working capital and trade financing.

Debt Financings in 2011

During the course of 2011, we obtained the following major debt financings. See “Description of Certain Indebtedness” and “Russian bonds” for a summary description of the terms of these facilities.

In October 2011, we entered into a long-term framework agreement with Sberbank for providing Mechel Trading with a revolving credit line in the amount of $130.0 million for the period of 3 years for the purposes of working capital, intra-group and pre-export financing. As of December 31, 2011, we had drawn down $130.0 million under this credit facility.

In October 2011, our subsidiary Mechel Energo obtained a credit line for 2 years from Gazprombank in the amount of 3.0 billion rubles (approximately $102.1 million). The credit line was provided for the purpose of financing our day-to-day operations. In April 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 5.0 billion rubles.

In October 2011, our subsidiary Mechel Trading obtained a credit facility in the amount of $180.0 million to refinance a portion of our short-term loans. The loan facility has been provided by syndicate of banks, ING Bank N.V., Unicredit Bank AG, Barclays Capital Inc. and ZAO Unicredit Bank, for the period of 3 years with 18-month grace period. As of December 31, 2011, we had drawn down $180.0 million under this credit facility.

In June 2011, Yakutugol obtained a non-revolving credit line for 5 years from Eurasian Development Bank in amount of 2.8 billion rubles (approximately $95.3 million) with 24-month grace period for the sole purpose of financing the development of the Elga coal deposit. As of December 31, 2011, we had drawn down 2.8 billion rubles (approximately $87.0 million) under the credit line.

In June 2011, we completed placement of our non-convertible interest-bearing bonds of the 17th, 18th and 19th series in the aggregate amount of 15.0 billion rubles. The proceeds were used to refinance our short-term debt.

In March 2011, our subsidiary Chelyabinsk Metallurgical Plant obtained a revolving credit line for a period of 1.5 years from Gazprombank in the amount of 6.0 billion rubles (approximately $204.2 million) for the purpose of financing our day-to-day operations. In September 2011, the available limit was increased up to 11.0 billion rubles (approximately $374.3 million) and the period was extended up to 5 years. In April 2012, we extended the credit line for up to 5 years and the amount of the credit line was decreased back to 6.0 billion rubles.

In March 2011, our subsidiary Mechel Service obtained a revolving line of credit with Gazprombank totaling 3 billion rubles (approximately $102.1 million) for a period of 1.5 years. The purpose of the credit line is working capital financing. In October 2011, we agreed with the lender to increase the amount of the credit line up to 4.0 billion rubles (approximately $136.1 million) and extend its period up to 2 years. In April 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 11.0 billion rubles.

In February 2011, our subsidiary Mechel Trading House obtained a revolving credit line from Gazprombank totaling 3 billion rubles (approximately $102.1 million) for a period of 1.5 years. The purpose of the loan is to finance the working capital of the company. In October 2011, the amount of the credit line was increased up to 4.0 billion rubles (approximately $136.1 million) and the term was extended for a period of up to 2 years. In April 2012, the parties agreed to terminate the facility.

In February 2011, we completed two placements of our non-convertible interest-bearing bonds of the 15th and 16th series in the aggregate amount of 10.0 billion rubles. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group.

On February 7, 2011, our subsidiary Southern Kuzbass Coal Company obtained a line of credit in the amount of 6.2 billion rubles (approximately $211.0 million) to finance the construction of the second area at Sibirginskaya Underground. The loan facility has been provided by TransCreditBank OAO for a period of 5 years with an amortized monthly repayment starting on February 2014 until December 2015 and is to be repaid in full by February 6, 2016. Interest rate under the loan agreement is set at 9.65% per year. The borrower’s obligations under the loan agreement are guaranteed by Mechel OAO. The borrower’s obligations under the loan agreement are secured by a pledge of its assets and equipment to be purchased with the proceeds received under the loan agreement at a total amount of $30.0 million.

Debt Financings in 2010

During the course of 2010, we obtained the following major debt financings. See “Description of Certain Indebtedness” and “Russian bonds” for a summary description of the terms of these facilities.

In December 2010, we obtained a line of credit totaling 10 billion rubles (approximately $329.3 million) from VTB Bank. In November 2011, the credit line was increased up to 13 billion rubles (approximately $442.2 million). As of December 31, 2010, we had drawn 5.0 billion rubles (approximately $164.0 million) of this credit facility which was used to refinance our existing indebtedness and to finance our working capital.

In October 2010, our subsidiary Chelyabinsk Metallurgical Plant obtained a line of credit totaling 15.0 billion rubles (approximately $493.9 million) from Sberbank. As of December 31, 2010, we had fully drawn this credit facility, which was used to refinance some of our short-term debt.

In September 2010, we signed a loan agreement in the amount of $219.4 million and €192 million to finance a universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The loan facility has been provided by BNP Paribas, Gazprombank and UniCredit. As of December 31, 2011, we had drawn $135.1 million under this credit facility.

In September 2010, we refinanced our New Oriel Resources and New Yakutugol facilities, which were executed in 2009, with a Pre-Export Facility in the amount of $2.0 billion.

In September 2010, we completed two placements of our non-convertible interest-bearing bonds of the 13th and 14th series in the aggregate amount of 10.0 billion rubles. The proceeds were used to fund the working capital of our group and to refinance existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group.

In April 2010, we completed placement of our non-convertible interest-bearing bonds of BO-03 series in the aggregate amount of 5.0 billion rubles. The proceeds were used to fund the working capital of our group and to refinance existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group.

In March 2010, we completed placement of our non-convertible interest-bearing bonds of BO-02 series in the aggregate amount of 5.0 billion rubles. The proceeds were used to fund the working capital of our group and to refinance existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group.

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

Starting in late 2008 and throughout 2009, we worked with our Russian and international lenders to obtain additional debt financing and to restructure major loans in order to finance our operations, continue to make the minimum levels of capital investments in our business and meet scheduled debt payments. In late 2008 and early 2009, to address our liquidity shortage we obtained several major loans from Russian state-owned banks, including:

•

Loan from VTB Bank. In November 2008, we obtained three one-year credit facilities in the total amount of 15 billion rubles ($560 million) from VTB Bank. The credit facilities were initially due to mature in November 2009 but, in December 2009, were extended until 2012. We fully drew on this facility to fund the operations of Yakutugol, Southern Kuzbass Coal Company and Chelyabinsk Metallurgical Plant. In April 2012, we amended the credit facilities for Yakutugol and Southern Kuzbass Coal Company in the amount of 13.6 billion rubles (approximately $458.9 million) to, among others, extend them until 2015.

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

Restrictive Covenants

Our loan agreements contain a number of covenants and restrictions, which include, but are not limited to, financial ratios, maximum amount of debt, minimum value of shareholder’s equity and certain cross-default provisions. The covenants also include, among other restrictions, limitations on: (1) indebtedness of certain companies in our group; (2) amount of dividends on our common and preferred shares; and (3) amounts that can be spent for capital expenditures, new investments and acquisitions. Covenant breaches if not waived generally permit lenders to demand accelerated repayment of principal and interest.

The table below sets out the requirements of our most significant restrictive debt covenants and the actual ratios/amounts as of December 31, 2011.

Restrictive Covenant	Requirements	Actual as of December 31, 2011
Mechel’s Shareholder Equity	greater than or equal to $4.0 billion	$4,990,764
Ratio of Mechel’s Net Borrowings to EBITDA	shall not exceed 3.5:1	3.86:1
Ratio of Mechel’s EBITDA to Net Interest Expense	shall not be less than 4:1	4.39:1

As of December 31, 2011, we were not in compliance with a number of financial and non-financial covenants in various loan agreements, but received appropriate waivers from the lenders and agreed with them to amend certain covenants under the credit facilities, including our major debt financings. See “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

In April 2012, we received consents and covenant amendments relating to the following breaches under various long-term and short-term loans totaling $6,143,295, some of them constituting cross-defaults under other loans. Several of these loans required us to have a net borrowings to EBITDA ratio not exceeding 3.5:1; as of December 31, 2011, our actual net borrowings to EBITDA amount was 3.86:1. These terms have been amended: as of June 30, 2012 and December 31, 2012, the ratio of our net borrowings to EBITDA shall not exceed 5.5:1, and as of June 30, 2015, this ratio shall not exceed 3.25:1.

In addition, HBL Holding would not have been in compliance with the net equity and shareholders’ equity financial covenants under the long-term euro-denominated agreement signed with VTB (Deutschland), which required it to maintain a minimum of 20.0 million euro in net equity and a minimum of 20% of its total balance sheet in shareholders’ equity. As of December 31, 2011, these amounts were 14.1 billion euro and 13.2%, respectively. The outstanding balance under this loan agreement was $59,441 as of December 31, 2011. We received a waiver from the lender and agreed to amend the minimum levels in net equity and shareholders’ equity of HBL Holding retroactively until the end of 2012 to 10.0 million euro and 10% of its total balance sheet, respectively.

We have also obtained waivers from the relevant lenders for non-compliance with certain operational covenants (loans and guarantees as well as negative pledges) in certain credit facilities.

Under certain credit facilities, as amended, Mechel may pay dividends if: (i) its ratio of net borrowings to EBITDA is less than or equal to 3:1; (ii) the amount of dividends does not exceed 60% of our net profit for the respective year; and (iii) the amount of dividends on our preferred shares does not exceed 20% of our net profit for the respective year.

In addition, for the year ended December 31, 2011, Mechel may pay dividends on our common shares in an aggregate amount not exceeding 20% of Mechel’s net profit for such financial year, provided that the maximum aggregate amount of dividends paid by our group on our common and preferred shares for 2011 does not exceed $200.0 million and provided that no default occurs or would occur as a result of such dividend payment. Such dividend payment is subject to relevant corporate approvals and available distributable funds.

In addition, we obtained an amendment in relation to the minimum required level for EBITDA to net interest expenses ratio (2.65:1 as of June 30, 2012 and December 31, 2012, increasing to 4.0:1 as of June 30, 2014 and thereafter) and the maximum required level for the net borrowings in the amount of $11.0 billion.

In accordance with our projections, we intend and have the ability to meet the covenants during and for the year ending December 31, 2012. As a result, no long-term debt was reclassified as short-term liabilities as of December 31, 2011 due to covenant violations.

Description of Certain Indebtedness

Club Facility for Mechel Trading

General

On October 18, 2011, our subsidiary Mechel Trading signed a credit facility agreement in the amount of $180 million to refinance a portion of our short-term loans. The loan facility has been provided by syndicate of banks, ING Bank N.V., Unicredit Bank AG, Barclays Capital Inc. and ZAO Unicredit Bank. As of December 31, 2011, we were not in compliance with certain covenants under the credit facility agreement, including certain financial covenants, negative pledge and limitation of lending. On April 23, 2012, we obtained the waiver from the lenders to cure such non-compliance and agreed with the lenders to amend certain covenants as described below.

Interest rate and interest period

Interest under the facility is payable at LIBOR plus a margin of 2.75% per year, or at a fixed rate as may be agreed with the lenders in writing. The interest is to be paid every 3 months.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel and Chelyabinsk Metallurgical Plant.

Repayment and prepayments

The credit facility is repayable in 7 equal installments starting on April 15, 2013 and each date falling on a consecutive 3 month-intervals thereafter. The borrowers may prepay the loan with 10 business days prior notice to the respective lender. The minimum prepayment amount is $10.0 million.

Covenants and other matters

Under the credit facility agreement, acquisitions by our group in any given year are permitted if the aggregate value of such acquisitions does not exceed: (i) $5.0 million, when the ratio of our net borrowings to EBITDA exceeds 3.5:1; or (ii) $300.0 million, when the ratio of our net borrowings to EBITDA is 3.5:1 or less.

Under the credit facility agreement, Mechel may pay dividends: (i) on our common and preferred shares, if its ratio of net borrowings to EBITDA is less than or equal to 3:1 and the aggregate amount of all dividends does not exceed 60% of Mechel’s net profit for the respective financial year; and (ii) on our preferred shares, if such dividends do not exceed 20% of Mechel’s net profit, provided that no default occurs or would occur as result of such payment; and (iii) for the year ended December 31, 2011, on our common shares, if the amount of such dividends does not exceed 20% of Mechel’s net profit for such financial year, provided that the maximum aggregate amount of all dividends paid by our group on our common and preferred shares for 2011 does not exceed $200.0 million and provided that no default occurs or would occur as a result of such dividend payment.

Under the credit facility agreement, Mechel must ensure that: (i) the ratio of its net borrowings to EBITDA does not exceed 5.5:1 in 2012, 4.75:1 in the first half of 2013, 4.4:1 in the second half of 2013 and 3.75:1 in the first half of 2014, provided that, if during any period the ratio of the net borrowings to EBITDA is 3:1 or less, Mechel shall procure that at any time thereafter the ratio of 3:1 shall continue to apply; (ii) its shareholder equity does not fall below $4.0 billion at any time; (iii) the borrower’s equity does not fall below $40.0 million at any time; and (iv) the ratio of EBITDA to net interest expense does not exceed 2.65:1 in 2012, 3.25:1 in the first half of 2013, 3.5:1 in the second half of 2013 and 4.0:1 in 2014 and thereafter. Our shareholder equity and, for the periods ending June 30, 2012 and December 31, 2012, our EBITDA, for the purpose of the covenant compliance test, shall be adjusted by adding back any write-off or allowances of amounts owing under loans from our group to any member of the Estar Group and any receivables due from any member of the Estar Group to our group and any other amount attributable to impairment of the assets acquired in relation to the possible acquisition of Estar Group companies and any write-off of goodwill pursuant to the possible acquisition of Estar Group companies.

The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, including negative pledge provisions and limitation on lending to third parties.

The credit facility agreement is governed by English law.

Credit Facility from Eurasian Development Bank

General

On June 22, 2011, Yakutugol signed a credit facility agreement in the amount of 2.8 billion rubles (approximately $95.3 million) for the sole purpose of financing the development of the Elga coal deposit. The loan has been provided by the Eurasian Development Bank. On April 27, 2012, the lender’s credit committee approval was received to amend certain financial covenants as described below.

Interest rate and interest period

The interest rate under the facility is set at 8.16% per year for the first three years. After three years, the parties may agree upon a new interest rate, but the lender has the right to increase the interest rate unilaterally with 35 days prior notice if, for example, an event having a material adverse effect on the economic, financial and political situation in Russia occurs.

Interest is paid on a quarterly basis.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel.

Repayment and prepayments

The facility has a term of 5 years with the principal amount to be repaid in equal quarterly installments starting in June 2012. The borrower may prepay the loan in full or in part with 10 business days prior notice on the first payment date after the first anniversary of the credit facility. The minimum amount of each prepayment may not be less than 100.0 million rubles (approximately $3.1 million).

Covenants and other matters

Under the credit facility, we must ensure that: (i) the ratio of Mechel’s net borrowings to EBITDA does not exceed 5.5:1 in 2012, 4.75:1 in the first half of 2013, 4.4:1 in the second half of 2013, 3.75:1 in the first half of 2014, 3.5:1 in the second half of 2014, 3.25:1 in the first half of 2015 and 3:1 thereafter (provided that if during any period the ratio of the net borrowings to EBITDA is 3:1 or less, Mechel shall procure that the ratio of 3:1 shall continue to apply thereafter); (ii) the ratio of Mechel’s EBITDA to interest expenses does not fall below 2.65:1 in 2012, 3.25:1 in the first half of 2013, 3.5:1 in the second half of 2013 and 4:1 for 2014 and thereafter; and (iii) Mechel’s shareholders’ equity is equal or exceed $3.0 billion. Our shareholder equity and, for the periods ending June 30, 2012 and December 31, 2012, our EBITDA, for the purpose of the covenant compliance test, shall be adjusted by adding back any write-off or allowances of amounts owing under loans from our group to any member of the Estar Group and any receivables due from any member of the Estar Group to our group and any other amount attributable to impairment of the assets acquired after the possible acquisition of Estar Group companies and any write-off of goodwill pursuant to the possible acquisition of Estar Group companies.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Mechel Trading from Sberbank

General

On October 31, 2011, Sberbank opened a revolving 3-year credit line with up to 1-year tranches for Mechel Trading in the amount of $130.0 million, for the purposes of working capital, intra-group and pre-export financing. On April 25, 2012, we received the waiver and amendment letter to amend certain financial covenants as described below.

Interest rate and interest period

The credit line was provided on October 31, 2011 and on December 19, 2011 in two tranches in the amount of $30 million and $130.0 million, respectively. The first tranche is payable at LIBOR3M plus a margin of 2.6% quarterly on the 28th of the last month of every quarter. Interest rate for the first tranche is subject to a quarterly review. The second tranche is payable at LIBOR6M plus a margin of 3.2% quarterly on the 28th of last month of every quarter. Interest rate for the second tranche is subject to review every half year.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel and Chelyabinsk Metallurgical Plant.

Repayment and prepayments

The first tranche is to be fully repaid in one payment on October 30, 2012, after which it can be withdrawn again. The borrower may prepay the first tranche with the prior written consent received from the lender not later than 5 business days before the advance of extra prepayment fees are to be paid under the facility agreement.

The second tranche is to be fully repaid in one payment on December 17, 2012, after which it can be withdrawn again. The borrower may prepay the second tranche with the prior written consent received from the lender not later than 5 business days before the advance of extra prepayment fees are to be paid under the facility agreement.

Covenants and other matters

Mechel must ensure that: (i) the ratio of Mechel’s net borrowings to EBITDA does not exceed 4.0:1 in the second half of 2011, 4.8:1 in the first half of 2012, 5.0:1 in the second half of 2012, 4.3:1 in the first half of 2013, 4.1:1 in the second half of 2013, 3.75:1 in the first half of 2014, 3.5:1 in the second half of 2014 and 3.25:1 in the first half of 2015 and further; (ii) the ratio of Mechel’s EBITDA to interest expenses does not fall below 3.0:1 in the second half of 2011, 2.65:1 in 2012, 3.25:1 in the first half of 2013, 3.5:1 in the second half of 2013 and 4.0:1 for 2014 and further; and (iii) Mechel’s ratio of its total net borrowings does not exceed $10.5 billion starting from 2012 until 2014 and $10.0 billion starting from 2015 and further. Finance lease liabilities are not included in net borrowings for the purpose of the calculation of the ratios mentioned above.

Under the credit facility agreement, Mechel may pay dividends: (i) on our common and preferred shares, if its ratio of net borrowings to EBITDA is less than or equal to 3:1 and the amount of all dividends does not exceed 60% of Mechel’s net profit for the respective financial year; and (ii) on our preferred shares, if such dividends do not exceed 20% of Mechel’s net profit, provided that no default occurs or would occur as a result of that payment; and (iii) for the year ended December 31, 2011, on our common shares, if the amount of such dividends does not exceed 20% of Mechel’s net profit for such financial year, provided that the maximum aggregate amount of all dividends paid by our group on our common and preferred shares for 2011 does not exceed $200.0 million and provided that no default occurs or would occur as a result of such dividend payment.

By the amendment letter received in April 2012, the bank, among others, granted its consent for the payment of dividends on preferred and common shares of Mechel for the 2011 financial year in the amount not exceeding $200 million.

The credit facility also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Mechel from VTB Bank

General

On December 27, 2010, VTB Bank opened a credit line for Mechel for the total amount of 10.0 billion rubles (approximately $329.3 million) to finance our general activity. In November 2011, the amount of credit line was increased up to 13.0 billion rubles (approximately $442.2 million). On April 27, 2012, we received a waiver letter from the lender pursuant to which the lender agreed to release the company from its obligation to comply with certain financial covenants for the year ended December 31, 2011, including ratios of net borrowings to EBITDA and EBITDA to net interest expense. The new financial covenants are yet to be agreed with the lender that we expect to happen later in May 2012. Currently, this facility is undrawn and will remain undrawn at least until the agreement on the covenants is reached.

Interest rate and interest period

We can borrow under the facility in tranches at the minimum amount of 150.0 million rubles and maximum tenor of 365 days each. The interest rate shall be agreed between the parties at the date of each drawing. As of December 31, 2011, we had drawn 10.2 billion rubles (approximately $316.8 million) of this credit facility which was used to refinance our existing indebtedness and to finance our working capital.

Guarantee

Our obligations under the loan facility agreement are guaranteed by Mechel Trading House and Mechel Service.

Repayment and prepayments

Each tranche shall be repaid at its maturity. The final repayment of all tranches is to be made after two years from the date of the loan agreement.

We may prepay the loan with a prior notice to VTB Bank. Prepayment within the first half of the life of each tranche is subject to a prepayment fee at 0.05%.

Covenants and other matters

The credit facility agreement permits dividend payments in amount of less than 60% of the net profit without prior written consent from VTB Bank. The credit facility agreement does not permit acquisitions of shares, securities or assets not related to our main business in the amount of more than 10% of balance sheet value of our assets calculated on the basis of the U.S. GAAP consolidated audited annual accounts and more than 5.5% of balance sheet value of our assets as of the last reporting date calculated on the basis of our consolidated financial statements prepared under U.S. GAAP on the latest reporting date.

The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility Agreement for Chelyabinsk Metallurgical Plant from Sberbank

General

On October 13, 2010, Sberbank opened a credit line for Chelyabinsk Metallurgical Plant for the total amount of 15.0 billion rubles (approximately $493.9 million) to refinance short-term debt. On April 24, 2012, the lender’s credit committee approval was received to amend certain financial covenants as described below.

Interest rate and interest period

From November 18, 2011 until January 31, 2012 interest was fixed at a rate of 10.5% per year. Interest for the period from January 31, 2012 until maturity is payable at a rate of 3M Mosprime plus a margin of 4.5% per year (if the turnover at our companies’ accounts with Sberbank during each calendar quarter exceeds 25% of outstanding liabilities under the loan) and 3M Mosprime plus a margin of 5% per year (if the turnover at our companies’ accounts with Sberbank during each calendar quarter is less than 25% of outstanding liabilities under the loan).

Accrued interest is payable on the 28th day of the last month of each three-month interest period. An additional fee of 1.35% per year is payable for the interest rate hedge for the Mosprime rate which is capped at 6.5% per year during the lifetime of the facility. Sberbank has the right to revise the interest rate with a 30 days prior notice.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel.

Security

The borrower’s obligations under the credit facility agreement are secured by a pledge of 25% plus 1 share of Beloretsk Metallurgical Plant and a pledge of equipment and machinery and real estate owned by the borrower at the total agreed value of no less than 4.5 billion rubles (approximately $139.8 million).

Repayment and prepayments

The credit facility is repayable in 8 equal quarterly installments starting on March 28, 2014. The final repayment date is October 12, 2015.

The borrower may prepay the loan with a prior notice to Sberbank. Prepayment is also subject to prepayment fee at 0.8% per year in case of earlier prepayment before October 12, 2012, or 0.25% per year in case of prepayment on or after October 13, 2012, but before October 13, 2013.

Covenants and other matters

We must procure that: (i) the ratio of Mechel’s net borrowings to EBITDA does not exceed 4.0:1 in the second half of 2011, 4.8:1 in the first half of 2012, 5.0:1 in the second half of 2012, 4.3:1 in the first half of 2013, 4.1:1 in the second half of 2013, 3.75:1 in the first half of 2014, 3.5:1 in the second half of 2014 and 3.25:1 in the first half of 2015 and further; (ii) the ratio of Mechel’s EBITDA to interest expenses does not fall below 3.0:1 in the second half of 2011, 2.65:1 in 2012, 3.25:1 in the first half of 2013, 3.5:1 in the second half of 2013 and 4.0:1 for 2014 and further; and (iii) Mechel’s ratio of its total net borrowings does not exceed $10.5 billion starting from 2012 until 2014 and $10.0 billion in 2015 and further. Finance lease liabilities are not included in net borrowings for the purpose of the calculation of the ratios mentioned above.

Mechel may pay dividends: (i) on our common and preferred shares, provided that the ratio of Mechel’s net borrowings to EBITDA is 3.0:1 or less; or (ii) if the ratio of Mechel’s net borrowings to EBITDA exceeds 3.0:1, on our preferred shares in the amount not exceeding 20% of the net profit of Mechel and on our common shares in the amount not exceeding 20% of the net profit of Mechel, provided the aggregate amount of all dividends paid by our group on our common and preferred shares does not exceed $200 million.

By the amendment letter received in April 2012, the lender, among others, granted its consent for the payment of dividends on preferred and common shares of Mechel for the 2011 financial year in an amount not exceeding $200 million.

The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — Universal Mill Facility Agreement

General

On September 15, 2010, we signed a credit facility agreement to finance the universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The $471.2 million credit facility consists of three tranches underwritten by BNP Paribas S.A., Gazprombank and UniCredit. Gazprombank’s tranche is $219.4 million, BNP Paribas’s tranche is €102.8 million and UniCredit’s tranche is €89.2 million. The credit facility benefits from insurance coverage of the Italian, German and Chinese export credit agencies: SACE, Euler Hermes and Sinosure, respectively. As of December 31, 2011, we were not in compliance with certain covenants under the credit facility agreement. On April 27, 2012, we obtained the waiver from the lenders to cure such non-compliance and agreed with lenders to amend certain covenants as described below.

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

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel.

Security

The borrower’s obligations under the credit facility agreement are secured by a pledge of 20% of the common shares of Chelyabinsk Metallurgical Plant. The borrower has also granted security over certain of its assets, including real estate and equipment to secure its obligations.

Covenants and other matters

Under the credit facility agreement, acquisitions by members of our group are permitted if (1) such acquisitions in aggregate do not exceed (i) $5.0 million when the ratio of our net borrowings to EBITDA exceeds 3.5:1, (ii) $50.0 million when the ratio of our net borrowings to EBITDA is within the range of 3.0:1 – 3.5:1, (iii) $250.0 million when the ratio of our net borrowings to EBITDA is within the range of 2.5:1 – 3:1, (iv) $375.0 million when the ratio of our net borrowings to EBITDA is within the range of 2.0:1 – 2.5:1, or (v) $500.0 million when the ratio of our net borrowings to EBITDA is 2.0:1 or less; or (2) the total amount of such acquisition is fully financed by available excess cash flow.

The borrower may not, without prior consent from the lender, enter into any amalgamation, demerger, merger or reorganization except an intra-group reorganization on a solvent basis.

Under the credit facility agreement, Mechel may pay dividends: (i) on our common and preferred shares, if declared after June 1, 2010, or paid after July 17, 2010, provided that the ratio of Mechel’s net borrowings to EBITDA does not exceed 3.0:1, and if such dividends are funded from available excess cash flow, provided that no default occurs or would occur as a result of that payment; (ii) if dividends on our preferred shares do not exceed 20% of Mechel’s net profit; and (iii) for the year ended December 31, 2011, on our common shares, if the amount of such dividends does not exceed 20% of Mechel’s net profit for such financial year, provided that the maximum aggregate amount of all dividends paid by our group on our common and preferred shares for 2011 does not exceed $200.0 million and provided that no default occurs or would occur as a result of such dividend payment.

Under the deed of guarantee, executed by Mechel for the purpose of securing the borrower’s obligations under the credit facility agreement, Mechel must ensure that: (i) the ratio of the net borrowings to EBITDA does not exceed 5:1 in 2010, 5.5:1 in 2012, 4.75:1 in the first half of 2013, 4.4:1 in the second half of 2013, 3.75:1 in the first half of 2014, 3.5:1 in the second half of 2014, 3.25:1 in the first half of 2015 and 3:1 thereafter (provided that if during any period the ratio of the net borrowings to EBITDA is 3:1 or less, Mechel shall procure that the ratio of 3:1 shall continue to apply thereafter); (ii) the ratio of EBITDA to interest expense does not fall below 2:1 in 2010, 2.65:1 in 2012, 3.25:1 in the first half of 2013, 3.5:1 in the second half of 2013 and 4:1 for 2014 and below 4:1 in 2011 and thereafter; (iii) all the time Mechel’s shareholder equity exceeds or equals $3.0 billion; and (iv) the ratio of EBITDA to Mechel’s debt service shall be not less than 1.15:1 in 2012 and 2013 and 1.3:1 in 2014 and thereafter. Our shareholder equity and, for the periods ending June 30, 2012 and December 31, 2012, our EBITDA, for the purpose of the covenant compliance test, shall be adjusted by adding back any write-off or allowances of amounts owing under loans from our group to any member of the Estar Group and any receivables due from any member of the Estar Group to our group and any other amount attributable to impairment of the assets acquired in relation to the possible acquisition of Estar Group companies and any write-off of goodwill pursuant to the possible acquisition of Estar Group companies.

The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by English law.

Pre-Export Facility Agreements

On September 6, 2010, ING Bank N.V. and The Royal Bank of Scotland N.V. as Co-ordinators, and BNP Paribas SA, Closed Joint Stock Company UniCredit Bank, Commerzbank Aktiengesellschaft, HSBC Bank plc, Natixis, OJSC “Nordea Bank”, Raiffeisen Zentralbank Oesterreich AG, Société Générale, UniCredit Bank AG (formerly known as Bayerische Hypo- und Vereinsbank AG), VTB Bank (Austria) AG, VTB Bank (Deutschland) AG and VTB Bank (France) SA as Mandated Lead Arrangers, and Morgan Stanley and Credit Suisse as lenders, agreed to extend to our subsidiaries Yakutugol, Southern Kuzbass Coal Company, Chelyabinsk Metallurgical Plant and Southern Urals Nickel Plant pre-export facilities in the total amount of $2.0 billion. The credit facility agreements executed by our subsidiaries are identical in all material aspects except for the respective loan amounts thereunder and the security provided under each facility. The credit facility was made available to Yakutugol and Southern Kuzbass Coal Company in the amount of $857.1 million each, to Chelyabinsk Metallurgical Plant in the amount of $95.3 million, and to Southern Urals Nickel Plant in the amount of $190.5 million. As of December 31, 2011, we were not in compliance with certain covenants under the credit facility agreements, including financial covenants, negative pledges and limitation on lending to third parties. On April 24, 2012, we obtained the waiver from the lenders to cure such non-compliance and agreed with lenders to amend certain covenants as described below.

The purpose of the pre-export facilities was to refinance our New Oriel Resources Facility and New Yakutugol Facility.

The facilities were drawn in two tranches, a 3-year and a 5-year.

Interest rate and interest period

Interest under the facilities is payable at LIBOR plus a margin, or at fixed rate that may be agreed with the lenders. The initial margin levels were set at 5% per year and 6% per year for the 3-year and the 5-year tranches, respectively. Initial margin levels are subject to downward adjustments based on the ratio of our net borrowings to EBITDA. New margin levels calculated on the basis of June 2011 results are stated at 5% per year and 5.75% per year for the 3-year and the 5-year tranches under the Yakutugol, Southern Kuzbass Coal Company and Southern Urals Nickel Plant facilities and 4% and 4.75% per year for the 3-year and the 5-year tranches respectively under the Chelyabinsk Metallurgical Plant facility. Based on our net borrowing to EBITDA ratio of 3.86:1 for the year ended on December 31, 2011, the margin under these loans will remain unchanged.

Repayment and prepayments

The facilities are repayable in equal monthly installments after nine months’ grace period on the first tranche and 15 months’ grace period on the second tranche. Borrowers are entitled to prepay the loan subject to 10 business days prior notice to the respective lender and certain other conditions specified in the credit facility agreements. Repayment under all facilities has started in June 2011 under the 3-years tranches and in December 2011 under the 5-years tranches.

Guarantee

Yakutugol’s obligations under the credit facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon as well as by Southern Kuzbass Coal Company and Korshunov Mining Plant (for Southern Kuzbass Coal Company and Korshunov Mining Plant in the amount of up to 2% of the value of their total assets). Southern Kuzbass Coal Company’s obligations under the pre-export facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon, and Yakutugol, as well as by Korshunov Mining Plant (for the latter in the amount of up to 2% of the value of its total assets). Chelyabinsk Metallurgical Plant’s obligations under the pre-export facility agreement are guaranteed in full by Mechel, Mechel Trading and Mechel Service Global, as well as by Beloretsk Metallurgical Plant (for Beloretsk Metallurgical Plant in the amount of up to 2% of the value of its total assets). Southern Urals Nickel Plant’s obligations under the pre-export facility agreement are guaranteed in full by Mechel, Mechel Trading and Oriel Resources.

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of equipment and machinery of the borrower at a total balance sheet value of $5.0 million and a pledge of 15% of shares of Yakutugol and of 15% of shares of Southern Kuzbass Coal Company. Southern Kuzbass Coal Company’s obligations under the credit facility agreement are secured by a pledge of equipment and machinery of the borrower at a total balance sheet value of $5.0 million and a pledge of 15% of shares of Southern Kuzbass Coal Company and of 15% of shares of Yakutugol. Chelyabinsk Metallurgical Plant’s obligations under the credit facility agreement are secured by a pledge of equipment and machinery of the borrower at a total balance sheet value of $5.0 million and a pledge of 15% of shares of Chelyabinsk Metallurgical Plant. Southern Urals Nickel Plant’s obligations under the loan facility agreement are secured by a pledge of equipment and machinery of Southern Urals Nickel Plant at a total balance sheet value of $5.0 million and a pledge of 25% plus 1 share in Southern Urals Nickel Plant. The obligations of each of the borrowers are also secured by assignment of rights under their export and offtake contracts and charge over their collection accounts.

The pledge of 30% of shares of each of Yakutugol and Southern Kuzbass Coal Company will be released when the ratios of Mechel’s and Mechel Mining’s net borrowings to EBITDA are less than or equal to 2.5:1 for two consecutive semi-annual periods, the outstanding debt under the facility does not exceed 50% of the total outstanding debt of the borrower, and there is no event of default continuing under the facility.

The pledge of 25% plus 1 share of Southern Urals Nickel Plant will be reduced to a pledge of 20% when the ratio of Mechel’s net borrowings to EBITDA is less than or equal to 2.5:1 for two consecutive semi-annual periods, the outstanding debt under the facility extended to Southern Urals Nickel Plant has been reduced by 50%, and there is no event of default continuing under the facility.

Covenants and other matters

Under the credit facility agreement, Mechel may pay dividends: (i) on our common and preferred shares, if its ratio of net borrowings to EBITDA is less than or equal to 3:1 and the aggregate amount of all dividends does not exceed 60% of Mechel’s net profit for the respective financial year; (ii) on our preferred dividends, if such dividends do not exceed 20% of Mechel’s net profit, provided that no default occurs or would occur as result of such payment; and (iii) for the year ended December 31, 2011, on our common shares, if the amount of such dividends does not exceed 20% of Mechel’s net profit for such financial year provided that the aggregate amount of all dividends paid by our group on our common and preferred shares for 2011 does not exceed $200.0 million and provided that no default occurs or would occur as a result of such dividend payment.

Mechel Mining may pay dividends if its own ratio of net borrowings to EBITDA is less than or equal to 3:1.

Acquisitions by our group in any given year are permitted, if such acquisitions in aggregate do not exceed: (i) $5.0 million, when the ratio of our net borrowings to EBITDA exceeds 3.5:1; (ii) $50.0 million, when the ratio of our net borrowings to EBITDA is within the range of 3.0:1 – 3.5:1; (iii) $250.0 million, when the ratio of our net borrowings to EBITDA is within the range of 2.5:1 – 3.0:1; (iv) $375.0 million, when the ratio of our net borrowings to EBITDA is within the range of 2.0:1 – 2.5:1; or (v) $500.0 million, when the ratio of our net borrowings to EBITDA is 2.0:1 or less.

Under the credit facility agreements, Mechel must ensure that: (i) the ratio of net borrowings to EBITDA does not exceed 5.5:1 for 2012, 4.75:1 in the first half of 2013, 4.4:1 in the second half of 2013, 3.75:1 in the first half of 2014, 3.5:1 in the second half of 2014, 3.25:1 in the first half of 2015 and 3:1 thereafter (provided that if during any period the ratio of the net borrowings to EBITDA is 3:1 or less, Mechel shall procure that the ratio of 3:1 shall continue to apply thereafter); (ii) its shareholder equity does not fall below $4.0 billion at any time; (iii) the total debt of Yakutugol and Southern Kuzbass Coal Company, excluding intra-group loans, does not exceed in aggregate $4.3 billion in the aggregate; (iv) the total debt of Chelyabinsk Metallurgical Plant and Southern Urals Nickel Plant, excluding intra-group loans, does not exceed $1.4 billion and $350 million respectively; (v) the equity of the borrowers does not fall below 6.5 billion rubles (approximately $202 million) for Southern Kuzbass Coal Company, 4.5 billion rubles for Yakutugol (approximately $140 million), 5.5 billion rubles (approximately $171 million) for Chelyabinsk Metallurgical Plant and 2.0 billion rubles (approximately $62 million) for Southern Urals Nickel Plant; and (vi) Mechel’s net borrowings shall not exceed $11.0 billion at any time. Our shareholder equity and, for the periods ending June 30, 2012 and December 31, 2012, our EBITDA, for the purpose of the covenant compliance test, shall be adjusted by adding back any write-off or allowances of amounts owing under loans from our group to any member of the Estar Group and any receivables due from any member of the Estar Group to our group and any other amount attributable to impairment of the assets acquired in relation to the possible acquisition of Estar Group companies and any write-off of goodwill pursuant to the possible acquisition of Estar Group companies.

The credit facility agreements also contain certain customary representations and warranties, affirmative covenants, including negative pledges and limitation on lending to third parties, as well as notice provisions and events of default, including change of control and cross-defaults relating to other debt with certain limitations.

The credit facility agreements are governed by English law.

Amended Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from VTB Bank

In September 2010, our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into agreements further amending the one-year credit facility agreements executed with VTB Bank in November 2008 and further amended in November 2009, for the total amount of 13.6 billion rubles (approximately $422.4 million). As of December 31, 2011, we were not in compliance with certain financial covenants under the credit facility agreements. On April 23, 2012, we obtained the waiver from the lenders to cure such non-compliance. We also amended the credit facility agreements in early April 2012 to extend them until 2015 and amend certain financial covenants as described below.

Set out below are the amended terms and covenants of the facility agreements.

Interest rate and interest period

In September 2010, the interest rate was decreased to 9.75% per year. In April 2012, the interest was changed to the variable rate of 3M Mosprime plus 4.5% per year. The lender has an option to convert the ruble loan into U.S. dollars one year after the date of the amendment agreement, following which the loan will bear the rate of LIBOR3M plus 5.5%. VTB Bank may unilaterally increase the interest rate in accordance with the terms of the agreements. Any new interest rate becomes effective the month following the month when VTB Bank has informed the borrowers of the new rate.

Repayment and prepayment

The maturity of the facilities for both Southern Kuzbass Coal Company and Yakutugol is April 13, 2015. Each of the facilities is to be repaid in six equal monthly tranches starting on July 13, 2014.

Voluntary prepayment is not allowed for the first 12 months. No prepayment premium is required if prepayment is made on an interest payment date, otherwise the premium for prepayment is calculated as a difference between 3M Mosprime and Mosprime rate identified on the date preceding the voluntary prepayment.

Covenants and other matters

The borrowers must obtain preliminary written approval from the lender to: (1) acquire stocks in an amount exceeding 10% of the value of the Mechel Mining balance sheet assets under full year financial statements prepared under U.S. GAAP or IFRS; (2) borrow in amounts exceeding 10% of the value of the Mechel Mining balance sheet assets under full year financial statements prepared under U.S. GAAP or IFRS; (3) lend money or provide guarantees to third parties in amounts exceeding 2% of the value of the Mechel Mining balance sheet assets under full year financial statements prepared under U.S. GAAP or IFRS (excluding the indebtedness owed by our group to Mechel Mining and/or its subsidiaries which may occur as a result of the possible acquisition of Estar Group companies by our group and the restructuring of Estar Group debt owed to Mechel Mining and/or its subsidiaries; (4) dispose of (except for, among others, the regular economic activities and/or agreed with the lender) or pledge of assets in amounts equal to or exceeding 7.5% of the value of Mechel Mining’s balance sheet assets; (5) perform any non-core business transactions that are equal to or exceed 10% of the Mechel Mining balance sheet assets under full year financial statements prepared under U.S. GAAP or IFRS; (6) perform a reorganization or merger outside our group; (7) payment of dividends in the amount exceeding $330 million; (8) sale or cause dilution of the pledged stocks; (9) change its core business; and (10) charter capital decrease.

Mechel Mining must ensure that the amount of dividends paid by Mechel Mining to our group does not exceed: (i) 100% of net profit of Mechel Mining under U.S. GAAP or IFRS, if the ratio of Mechel Mining’s net borrowings to EBITDA for the respective financial year exceeds 2.50; (ii) 75% of the net profit of Mechel Mining under U.S. GAAP or IFRS, if the ratio of Mechel Mining’s net borrowings to EBITDA for the respective financial year exceeds 3.0; (iii) 50% of the net profit of Mechel Mining under U.S. GAAP or IFRS, if the ratio of Mechel Mining’s net borrowings to EBITDA for the respective financial year exceeds 3.25; and (iv) any percentage, if the ratio of Mechel Mining’s net borrowings to EBITDA for the respective financial year exceeds 3.5. The prior written consent from the lender is not required for the payment of dividends, if the aggregate amount of dividends does not exceed $330 million and all dividends payable to Mechel will be used for the repayment of indebtedness owed by our group to Mechel Mining and/or its subsidiaries within 2 calendar days from the date of the dividend payments.

Under the agreements, the borrowers must ensure that, on the basis of Mechel Mining’s annual and semi-annual consolidated financial statements prepared under U.S. GAAP or IFRS: (i) the ratio of Mechel Mining’s net borrowings to EBITDA does not exceed 3.5:1; and (ii) the ratio of Mechel Mining’s EBITDA to interest expenses does not fall below 3.50:1.

Under the agreements, the borrowers must ensure that: (i) the aggregate EBITDA of each of the borrowers is not less than 70% of EBITDA of Mechel Mining; and (b) the aggregate main assets of each of the borrowers are not less than 60% of the consolidated assets of the Mechel Mining and its subsidiaries.

The loan facility agreements also contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt.

Security

The credit facilities are secured by the guarantee provided by each of Yakutugol (in respect of the Southern Kuzbass Coal Company credit facility), Southern Kuzbass Coal Company (in respect of the Yakutugol credit facility), Mechel Mining, Mechel Mining Trading House, Mechel Carbon and Mechel Carbon (Singapore) Pte. Ltd.

The facility agreements are governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

On February 6, 2009, our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into separate credit facility agreements with Gazprombank for a total amount of $1.0 billion. In accordance with their terms, the credit facilities can be used for finance and operating activities, including financing affiliates and credit repayments. We used the advances under the facilities mainly for partial repayment of the original Oriel

Resources and Yakutugol facilities prior to their refinancing in July 2009. The two credit facility agreements are identical in all material aspects except for the respective loan amounts thereunder: the credit facility was made available to Yakutugol in the amount of $550.0 million and to Southern Kuzbass Coal Company in the amount of $450.0 million. The loans were fully drawn in the first quarter of 2009. On February 24, 2010, the terms of the facility agreements were extended until February 2015. As of December 31, 2011, we were not in compliance with certain financial covenants under the credit facility agreements. On April 24, 2012, we received a letter from the lender pursuant to which it agreed to amend certain financial covenants as described below.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 14% to variable 5.8% per annum comprising of LIBOR3M plus 5.25% margin. Gazprombank may unilaterally, having provided 30 days prior notice, increase the interest rate if, among others, the CBR’s refinance rate increases.

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

Covenants and other matters

Under the amended agreements, the borrowers must ensure that: (i) the ratio of our net borrowings to EBITDA does not exceed 5.5:1 in 2012, 4.75:1 in the first half of 2013, 4.4:1 in the second half of 2013, 3.75:1 in the first half of 2014 and 3.5:1 in the second half of 2014; (ii) the ratio of our EBITDA to interest expenses does not fall below 1:2.65 in 2012, 1:3.25 in the first half of 2013, 1:3.5 in the second half of 2013, 1:4.0 from the first half of 2014 (provided that if during any period the ratio of net borrowings to EBITDA is 3:1 or less, the ratio of 3:1 shall continue to apply thereafter); (iii) our shareholder equity during the term of the credit facility equals to or exceeds $3.0 billion; (iv) our net debt during the lifetime of the facility shall not exceed $11.0 billion; and (v) our capital expenditures after the announcement of our results for the year ended December 31, 2012 shall not exceed $1,215.0 million, after the announcement of our results for the year ended December 31, 2013 shall not exceed $1,286.0 million, after the announcement of our results for the year ended December 31, 2014 shall not exceed $1,020.0 million, after the announcement of our results for the year ended December 31, 2015 shall not exceed $984.0 million. Our shareholder equity and, for the periods ending June 30, 2012 and December 31, 2012, our EBITDA, for the purpose of the covenant compliance test, shall be adjusted by adding back any write-off or allowances of amounts owing under loans from our group to any member of the Estar Group and any receivables due from any member of the Estar Group to our group and any other amount attributable to impairment of the assets acquired as a result of the possible acquisition of Estar Group companies and any write-off of goodwill pursuant to the possible acquisition of Estar Group companies.

In addition, the lender has a right to request early repayment of the facilities in the event of: (i) cross-default for an amount in excess of $50.0 million; or (ii) revocation, suspension or termination of a subsoil license for the mines producing more than 10% of coal for the respective financial year and such license has neither been extended nor obtained within 90 calendar days after the date of its revocation, suspension of termination.

Initially the facility was secured by a pledge of 35% of the common shares of Yakutugol and Southern Kuzbass Coal Company, but in February 2010, terms of the facility were amended and the borrowers’ obligations are currently secured by a pledge of 25%+1 of the common shares of Yakutugol and Southern Kuzbass Coal Company. The number of pledged shares can be increased up to 35% if we fail to comply with financial covenants.

The lender is entitled to unilaterally demand prepayment under the facility agreements if, among others, the financial situation of the borrowers deteriorates, including a situation where a borrower faces third-party monetary claims exceeding $30.0 million.

The loan facility agreements also contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control provisions and cross-defaults relating to other debt.

The credit facility agreements are governed by Russian law.

Credit Facility Agreement for Mechel Trading from Alfa-Bank

General

In January 2012, Mechel Trading refinanced its existing revolving credit facility in the amount of $150.0 million from Alfa-Bank by obtaining a new revolving credit facility, which will be used for working capital and trade financing.

Interest rate and interest period

Each tranche bears various interest rates between 4.75 and 4.96% per year, depending on the term of the tranche. The interest rate cannot exceed 7% per year. The interest is to be repaid on a monthly basis before the 25th day of each month.

Repayment and prepayments

All amounts payable under the credit facility must be repaid by October 25, 2016. The loan can be drawn in several tranches, each tranche has the maturity of no longer than 12 months. The term of each tranche cannot exceed 12 months. Each tranche is to be repaid by one payment upon maturity. The borrower may prepay each tranche with 3 business days prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel.

Covenants and other matters

Under the credit facility the borrower is prohibited from disposing of more than 20% of Mechel Trading’s total assets without the lender’s approval.

The credit facility agreement is governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

In April 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into non-revolving credit facility agreements with Gazprombank for a total amount of $500.0 million for a period of up to 5 years with a 3 year grace period obtained for the purpose of funding operational activities and re-financing short-term debt.

Interest rate and interest period

The credit facilities each bear an interest rate of 7.5% per year. Interest is paid on a monthly basis.

Repayment and prepayments

Each of the facilities is to be repaid not later than April 26, 2017. Repayment is to be made in equal amounts on a quarterly basis by way of direct debit from the borrowers’ accounts opened with the lender starting from the second quarter of 2015.

The borrowers may prepay the loans issued under credit facilities in full or in part after April 27, 2013. Prepayment is free from any premium or penalty, subject to the borrowers providing 30 days prior notice to the lender.

Guarantee

The borrowers’ obligations under the credit facility agreements are guaranteed in full by Mechel Mining.

Security

The borrowers’ obligations under the credit facility agreements are secured by a pledge of 25%+1 share of Korshunov Mining Plant.

Covenants and other matters

Under the credit facility agreements, the borrowers must procure that: (i) our ratio of the net borrowings to EBITDA does not exceed 5.5:1 in 2012, 4.75:1 in the first half of 2013, 4.4:1 in the second half of 2013, 3.75:1 in the first half of 2014, 3.5:1 in the second half of 2014, 3.25:1 in the first half of 2015 and further; and (ii) our ratio of EBITDA to interest expenses does not fall below 1:2.65 in 2012, 1:3.25 in the first half of 2013, 1:3.5 in the second half of 2013, 1:4.0 in the first half of 2014 and further. Our net debt may not exceed $11.0 billion. The capital expenditures may not exceed $1,215.0 million for 2012, $1,286.0 million for 2013, $1,020.0 million for 2014 and $984.0 million for 2015.

The credit facility agreements are governed by Russian law.

Russian bonds

On June 21, 2006, we placed series 02 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Mechel Trading House. The bonds are due on June 12, 2013. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 8 coupons was set at 8.4% per annum. The interest rate for the ninth and tenth coupons was set at 8.5% per annum. The interest rate for the last four coupons was set at 7.40% per annum. Bondholders are entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay any coupon on any of our Russian bonds for more than 7 days or fail to repay the principal on any of our Russian bonds for more than 30 days, or when we default on or are required to redeem any of our Russian bonds.

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered by the FFMS and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The bonds are due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 19% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds before each such coupon period starts. Hence, the bondholders have an option to demand repurchase of the bonds at par value commencing on July 21, 2012. We will be obliged to repurchase such bonds on July 31, 2012. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand repurchase of the bonds. Bondholders are also entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our Russian bonds for more than 7 days or fail to repay the principal on any of our Russian bonds for more than 30 days, or when we default on or are required to redeem any of our Russian bonds. We are also entitled to redeem the bonds on July 26, 2012. The proceeds of the bond were used to fund the construction of the Elga coal complex.

On October 20, 2009, we placed series 05 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The bonds are due on October 9, 2018. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 12.5% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds before each such coupon period starts. Hence, the bondholders have an option to demand repurchase of the bonds at par value commencing on October 11, 2012. We will be obliged to repurchase such bonds on October 19, 2012. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand repurchase of the bonds. Bondholders are also entitled to demand early redemption of the bonds in same cases as described above with respect to series 04 bonds. We are also entitled to redeem the bonds on October 16, 2012. The proceeds of the bond were used to fund the construction of the Elga coal complex.

On November 13, 2009, we placed series BO-01 non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on November 9, 2012. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 4 coupons was set at 12.5% per annum. The interest rate for the last 2 coupons was set at 8.10% per annum. Bondholders are also entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds of the bond to optimize our credit portfolio by repaying in part the more expensive credit facilities we incurred earlier.

On March 16, 2010, we placed series BO-02 non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on March 12, 2013. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for all 6 coupons was set at 9.75% per annum. Bondholders are entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds of the bond to optimize our credit portfolio by repaying more expensive short-term secured bank loans.

On April 28, 2010, we placed series BO-03 non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on April 24, 2013. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for all 6 coupons was set at 9.75% per annum. Bondholders are entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds of the bond to optimize our credit portfolio by repaying more expensive short-term secured bank loans.

On September 7, 2010, we placed series 13 and series 14 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are due on August 25, 2020. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 10.0% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we repurchase the bonds before each such coupon period starts. The bondholders have an option to demand repurchase of the bonds at par value commencing on August 27, 2015. We will be obliged to repurchase such bonds on September 4, 2015. Bondholders are entitled to demand early redemption of the bonds in the same cases as described above with respect to series 04 and series 05 bonds. We are also entitled to redeem the bonds on September 1, 2015. The proceeds of the bond were used to fund the construction of the Elga coal complex and other investment projects of our group.

On February 22, 2011, we placed series 15 and series 16 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are due on February 9, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 6 coupons was set at 8.25% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we buy back the bonds at par value before each such coupon period starts. The bondholders have an option to demand repurchase of the bonds at par value starting February 14, 2014. If such option is exercised, we will be obliged to repurchase such bonds on February 21, 2014. Bondholders are entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. We are also entitled to redeem the bonds on February 18, 2014. The proceeds of the bonds will be used to fund the working capital of our group, refinancing of the existing loan agreements as well as the construction of the Elga coal complex and other investment projects of our group.

On June 9, 2011, we placed series 17 and series 18 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are due on May 27, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we buy back the bonds at par value before each such coupon period starts. The bondholders have an option to demand repurchase of the bonds at par value starting on May 29, 2016. If such option is exercised, we will be obliged to repurchase such bonds on June 7, 2016. Bondholders are entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. We are entitled to redeem the bonds on June 2, 2016. The proceeds were used to refinance our short-term debt.

On June 14, 2011, we placed series 19 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are due on June 1, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we buy back the bonds at par value before each such coupon period starts. The bondholders have an option to demand repurchase of the bonds at par value starting on June 3, 2016. If such option is exercised, we will be obliged to repurchase such bonds on June 10, 2016. Bondholders are entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. We are entitled to redeem the bonds on June 7, 2016. The proceeds were used to refinance our short-term debt.

On February 14, 2012, we placed series BO-04 non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on February 10, 2015. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 4 coupons was set at 10.25% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we buy back the bonds at par value before each such coupon period starts. The bondholders will have an option to demand repurchase of the bonds at par value starting on February 7, 2014. If such option is exercised, we will be obliged to repurchase such bond on February 14, 2014. Bondholders are entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds to refinance our short-term debt.

On April 10, 2012, we placed non-convertible interest-bearing exchange bonds series BO-05, BO-06, BO-07, BO-11 and BO-12 in an aggregate principal amount of 15.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on April 7, 2015. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for all 6 coupons was set at 11.25% per annum. Bondholders are entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds to refinance our short-term debt.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2011.

Contractual Obligations and Commercial Commitments	Total	Payments Due by Period
		Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In thousands of U.S. dollars)
Short-Term Borrowings and Current Portion of Long-Term Debt	2,651,357	2,651,357	—	—	—
Long-Term Debt Obligations, Net of Current Portion	6,745,524	—	4,661,877	1,937,763	145,884
Interest payable(1)	63,170	63,170	—	—	—
Operating Lease Obligations	387,393	21,860	34,646	31,875	299,012
Purchase Obligations(2)	292,149	292,149	—	—	—
Restructured Taxes Payable	—	—	—	—	—
Asset Retirement Obligations(3)	43,917	3,703	7,882	4,105	28,227
Pension and Post Retirement Benefits(4)(5)	166,354	22,172	20,257	21,790	102,135
Short-term Finance Lease Obligations	96,907	96,907	—	—	—
Long-term Finance Lease Obligations	375,249	—	174,867	130,877	69,505
Contingent payment for Bluestone acquisition	23,759	—	23,759	—	—
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(6)	4,156,222	3,904,511	155,860	52,220	43,631
Estimated interest expense(7)	2,816,771	630,819	1,170,902	1,015,050	—
Estimated average interest rate(7)	—	6.9%	6.3%	5.8%	—

Total Contractual Obligations and Commercial Commitments	17,818,772	7,686,648	6,250,050	3,193,680	688,394

(1)

Interest payable as of December 31, 2011 amounted to $4.7 million and $58.5 million for Short-Term Borrowings and Current Portion of Long-Term Debt and Long-Term Debt Obligations, Net of Current Portion, respectively. Interest payable is included in amount of $63.2 million in current period figure. In the year ended December 31, 2011, our interest expense was $561.5 million and we paid out $478.2 million in interest, net of amounts capitalized.

(2)	Accounts payable for capital expenditures.
(3)	See note 15 to our consolidated financial statements.
(4)	See note 16 to our consolidated financial statements.
(5)	Includes $144.2 million pension and post-retirement benefits due in more than one year.

(6)	See note 24 to our consolidated financial statements.
(7)

Interest expense is estimated for a five-year period based on (1) estimated cash flows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

We have also guaranteed the fulfillment of obligations to third parties under various debt and lease agreements. The maximum potential amount of future payments under these guarantees as of December 31, 2011 amounted to $8,449.6 million, of which $8,447.1 million related to guarantees given by us for our subsidiaries.

Commitments for capital expenditures were $2,179.5 million as of December 31, 2011. This amount includes our contractual commitment related to the construction of a rail line to the Elga coal deposit, which we have undertaken pursuant to the terms of our subsoil license for the Elga coal deposit. In accordance with the subsoil license terms, our group finished laying track for the rail line from the Ulak station to the Elga coal deposit by December 31, 2011, and started coal mining at the Elga Open Pit in August 2011. Our group has commitments for the construction of the railway in the amount of $1,258 million.

Inflation

Inflation in the Russian Federation was 6.1% in 2011, 8.8% in 2010 and 11.7% in 2009. Inflation has generally not had a material impact on our results of operations during the period under review in this section, as we were able to increase selling prices in line with increases in ruble-denominated costs. However, we cannot guarantee that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

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

Accounting for business combinations

During the past years, we have completed several significant business combination transactions. In the future, we may continue to grow our business through business combinations. We accounted for all combinations using the acquisition method of accounting.

The accounting for business combinations under the acquisition method is complicated and involves the use of significant judgment. Under the acquisition method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock, the assumption of liabilities, or the contingent consideration. The assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date are measured at their fair values. Determining the fair values of the assets and liabilities acquired involves the use of judgment, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

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

Goodwill

Goodwill represents the excess of the consideration transferred plus the fair value of any non-controlling interests in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. For the acquisitions with the effective date before January 1, 2009, the excess of the fair value of net assets acquired over cost, called negative goodwill, was allocated to the acquired non-current assets (except for deferred taxes, if any) until they were reduced to zero. Since January 1, 2009, the excess of the fair value of net assets acquired over the fair value of consideration transferred, plus the fair value of any non-controlling interest should be recognized as a gain in consolidated statements of income and comprehensive income on the acquisition date. FASB ASC 350, “Intangibles — Goodwill and Other” (“ASC 350”), prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more likely than not result in impairment.

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

As of December 31, 2011 and 2010, we reported goodwill of $1,151.2 and $969.6 million, respectively. Based on the results of the impairment analysis of goodwill performed by us as of December 31, 2011, no impairment loss was recognized.

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

Prior to our adoption of FASB ASC 810, “Consolidation” (“ASC 810”), on January 1, 2009, we recognized 100% of losses for majority-owned subsidiaries that incurred losses, after first reducing the related non-controlling interests’ balances to zero, unless minority shareholders were committed to fund the losses. Further, when a majority-owned subsidiary becomes profitable, we recognize 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, we recognize profits in accordance with the underlying ownership percentage.

Principles of variable interest entity consolidation

Effective January 1, 2010, our group adopted required changes to consolidation guidance for variable interest entities that require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. These changes to the consolidation guidance defined the primary beneficiary of a variable interest entity as the enterprise that has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity, or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. In addition, the required changes provide guidance on shared power and joint venture relationships, remove the scope exemption for qualified special purpose entities, revise the definition of a variable interest entity, and require additional disclosures.

The adoption of the above mentioned changes to consolidation guidance did not have impact on the consolidated financial statements of our group. Our group does not have significant consolidated variable interest entities.

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

Mineral licenses

The mineral licenses are recorded at their fair values at the date of acquisition, based on the appraised fair value. Fair value of mineral licenses acquired prior to August 22, 2004 (the date of change in the Russian Subsoil Law that makes license extensions through the end of the estimated proven and probable reserve period reasonably assured), is based in part on independent mining engineer appraisals for proven and probable reserves during the license term. Before 2011, mineral licenses were amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period. Effective January 1, 2011, our group changed its estimate of the useful lives of the mineral licenses acquired before August 22, 2004 to be based on proven and probable reserves of the mine. The change was applied prospectively and had no significant impact on the consolidated results of our group’s operations. The effect of this change was to reduce depletion expense for the year ended December 31, 2011 by $17.3 million and increase income from continuing operations, net of taxes, by $13.8 million or $0.03 per common share.

Fair value of mineral licenses acquired after August 22, 2004 is based in part on independent mining engineer appraisals of the estimated proven and probable reserve through the estimated end of the depletion period. Such mineral licenses are amortized using the units-of-production method through the end of the estimated proven and probable reserve depletion period.

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

We established a policy of engaging independent mining engineers to review our proven and probable reserves approximately every three years unless circumstances or additional factors warrant an additional analysis. This policy does not change our approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers. Our proven and probable reserve estimates as of that date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

Our management evaluates our estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2011 and 2010, the carrying amount of our mineral licenses amounted to $4,733.7 million and $4,971.7 million, respectively.

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

Intangible assets include quotas for CO2 emissions, initially recognized at the date of business combination at their respective fair value in accordance with the requirements of ASC 805. Net gains and losses on sale and exchange of excess emission rights, representing the difference between the sales proceeds and the cost of emission rights, are recorded in operating income (expenses). Emission rights have indefinite useful life and are subject to impairment testing.

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

In 2010, some changes were introduced to the Russian tax legislation. The UST was replaced by direct insurance contributions to the national extra-budgetary funds. In 2010 the total rates of social contributions were 26%: contributions to the Russian Pension Fund amounted to 20% of the annual gross salary of each employee, contributions to the Fund of obligatory medical insurance amounted to 3.1% and contributions to the Social Insurance Fund amounted to 2.9%. These rates were applied to the part of the annual gross salary below 415,000 rubles for each employee and 0% thereafter. Annual gross salaries exceeding that amount were non-taxable.

In 2011, the contribution to the Russian Pension Fund and the Fund of obligatory medical insurance were further increased to 26% and 5.1%, respectively. These tariffs were applied to the part of annual gross salary below 463,000 rubles and 0% thereafter. Annual gross salaries exceeding that amount were non-taxable.

Contributions to the Russian Pension Fund for the years ended December 31, 2011, 2010 and 2009 were $211.7 million, $134.6 million and $75.2 million, respectively.

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

Pension and Post-Retirement Benefit obligations and the results of sensitivity analysis of Pension and Post-Retirement Benefit obligations as of December 31, 2011 are disclosed in the note 16 to our consolidated financial statements.

Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria are not met as the selling price is subject to adjustment based upon the market prices. Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated income statement until the price becomes fixed and determinable, which typically occurs when the price is settled with the end-customer. In certain foreign jurisdictions (e.g. Switzerland), our group generally retains title to goods sold to end-customers solely to ensure the collectibility of its accounts receivable. In such instances, all other sales recognition criteria are met, which allows our group to recognize sales revenue in conformity with underlying sales contracts.

Revenue is recognized net of applicable provisions for discounts and allowances and associated sales taxes (VAT) and export duties.

Revenues are inflows from sales of goods that constitute ongoing major operations of our group and are reported as such in the consolidated statement of comprehensive income. Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of comprehensive income.

Our group is involved in re-selling goods and services produced or rendered by other entities. Revenues are reported based on the gross amount billed to the customer when our group has earned revenue as a principal from the sale of goods or services, or the net amount retained (that is, the amount billed to the customer reduced by the amount billed by the supplier) when our group has earned a commission or fee as an agent. Our group evaluates the relevant facts and circumstances and takes into consideration the following factors in determining whether to recognizes revenue on a gross basis: (1) our group is the primary obligor in the arrangement; (2) our group has general inventory risk including customer returns; (3) our group has latitude in establishing price; (4) our group changes the product or performs part of the service; (5) our group has discretion in supplier selection; (6) our group is involved in the determination of product or service specifications; (7) our group has physical loss inventory risk; and (8) our group has credit risk. Otherwise, revenues are reported net when our group performs as an agent or a broker without assuming the risks and rewards of ownership of goods. The evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. This accounting policy of reporting revenue gross as a principal versus net as an agent has no effect on gross profit, income from continuing operations, before taxes, or net income.

In the situation when our group acts as a supplier and as a buyer with the same counterparty, our group analyzes the respective purchase and sales agreements to identify whether these transactions were concluded in contemplation with each other and, therefore, should be combined for accounting purposes deferring the revenue recognition to the point when the earnings process has culminated.

In the power segment (see note 23), revenue is recognized based on the unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

We categorize revenues as follows:

•	domestic;

•	Russia: sales of Russian production within Russia;

•	other domestic: sales of non-Russian production within the country of production; and

•	export: sales of production outside of country of production.

Property, plant and equipment

Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs. Manufacturing overhead costs are capitalized only if and to the extent they can be reliably measured and directly allocated to definite object of construction-in-progress.

These costs include the costs of electricity used to operate the equipment, depreciation on the equipment, costs of personnel (other than direct labor) and other costs. When construction activities are performed over an extended period, interest costs incurred during construction are capitalized. Construction-in-progress and equipment held for installation are not depreciated until the constructed or installed asset is substantially ready for its intended use.

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to prolonging the useful life or expanding the future use of an asset are capitalized. Maintenance and repair costs are expensed as incurred. We expensed $111.9 million and $69.0 million of repair and maintenance costs during the period ended December 31, 2011 and 2010, respectively. These amounts represent the cost of third parties repair and maintenance services. Repair and maintenance costs carried out internally are accounted for as expense according to the nature of cost elements, including cost of labor and related social taxes, spare parts, auxiliary materials, energy and other expenses.

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

Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. These costs also include the costs of identifying and upgrading mineral resources to reserve status. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves, for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes (grade and/or quality are computed from the results of detailed sampling) and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves, for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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

Mining assets and processing plant and equipment are those assets, including construction-in-progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or field, these assets cannot be used further for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (please see note 2(k) to our consolidated financial statements), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date. As fully described in note 2(k) to our consolidated financial statements, effective January 1, 2011, our group changed its estimate of the useful lives of the mineral licenses acquired before August 22, 2004 to be based on proven and probable reserves of the mine. The unit-of-production method is used for the underground mine development structure costs, as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

Long-lived assets impairment, including definite-lived intangibles and goodwill

We follow the requirements of FASB ASC 360, “Property, Plant and Equipment” (“ASC 360”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and ASC 350, with respect to impairment of goodwill and intangibles. We review the carrying value of our long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations and value beyond proven and probable reserves), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by ASC 350 and ASC 360. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets.

In performing the impairment analysis, we consider whether the results and cash flows of an asset or asset group can be clearly distinguished from results and cash flows of our other assets. Generally long-lived assets are grouped by reporting units with discrete financial information regularly reviewed by operating management (i.e. the lowest level of identifiable cash flows that are independent of the cash flows of other assets is at a single entity level). At Southern Kuzbass Coal Company, a group of assets is determined by the aggregated mines owned and operated by Southern Kuzbass Coal Company, because they are dependent on operations of each other and represent the single production process.

If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and impairment charge is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value.

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves and estimated value beyond proven and probable mineral reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers. Our reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. As of December 31, 2011, we had the following number of reporting units by segments: Steel — 9, Mining — 5, Power — 3 and Ferroalloy — 2. Estimated future cash flows are based on our assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the goodwill impairment testing.

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

As of December 31, 2011, we performed an impairment analysis of goodwill at all our reporting units. In addition, we tested long-lived assets for recoverability at those reporting units, where events or changes in circumstances indicate that their carrying amounts may not be recoverable. Cash flow forecasts used in this test were based on the assumptions as of December 31, 2011. The forecasted period for our non-mining subsidiaries was assumed to be six years to reach stabilized cash flows, and the value beyond the forecasted period was based on a terminal growth rate of 2.5%. For our mining subsidiaries the forecasted period was based on the remaining life of the mines. Cash flow projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2012-2017, which were used in cash flow projections, were as follows:

Region	2012	2013	2014	2015	2016	2017
Russia	8%	7%	6%	6%	6%	6%
United States	3%	3%	2%	2%	2%	2%
Europe	2%	2%	2%	2%	2%	2%
Romania	4%	4%	4%	4%	4%	4%
Bulgaria	4%	4%	4%	4%	4%	4%
Kazakhstan	8%	7%	6%	6%	6%	6%
Ukraine	8%	7%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flow projections we used similar discount rates for Russia, Eastern Europe, Kazakhstan and the United States, assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2011 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2012	2013	2014	2015	2016	2017
Discount rate	11.12%	10.75%	10.40%	10.05%	9.70%	9.37%

Based on the results of the impairment analysis of long-lived assets, including our impairment analysis of definite-lived intangibles and goodwill performed for all major subsidiaries as of December 31, 2011, no impairment loss was recognized.

According to the results of the impairment analysis of goodwill as of December 31, 2011, the following reporting units have the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact our group’s results:

Reporting unit	Segment	The excess of fair value over carrying value	Goodwill allocated to the reporting unit
Toplofikatsia Rousse	Power	11%	83,513
Southern Kuzbass Power Plant	Power	14%	118,851

The material assumptions that drive the estimated fair values of the Toplofikatsia Rousse and Southern Kuzbass Power Plant are similar and represented by projected electricity prices, sales volumes, steam coal prices, discount rates. Some of these assumptions are materially deviate from our group’s historical results primarily due to the market downturns and economic slowdowns in the recent years elsewhere in the world, including Bulgaria and Russia, where Toplofikatsia Rousse and Southern Kuzbass Power Plant, respectively, are located. All these material assumptions are based on our group’s projections and are subject to risk and uncertainty.

Based on the sensitivity analysis carried out as of December 31, 2011, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that we would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	0.6% decrease in future planned revenues;

•	0.7% increase in discount rates for each year within the forecasted period;

•	1.1% decrease in cash flows growth rate after the forecasted period.

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

Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. We review the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, we apply specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written off against provision or charged off to operating expenses (if no provision was created in previous periods). Our standard credit terms are 30 days in Russia and Western Europe, and vary from 30 to 60 days in the U.S. We establish extended credit terms for related parties customers which may vary from 30 to 180 days. Our group monitors collectibility of accounts receivable including those from its related parties on an ongoing basis primarily through review of the accounts receivable aging to determine whether accounts receivable are a concern.

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

As of December 31, 2011 and 2010, the write-down of inventories to their net realizable value was $70.4 million and $52.8 million, respectively. The most significant increase in the write-down of inventories is attributable to the mining segment in the amount of $16.6 million. During the year significant amounts of inventories were written down to their net realizable value following the related market price decreases.

Income taxes

Provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force in individual jurisdictions. We account for income taxes under the liability method in accordance with FASB ASC 740, “Income Taxes” (“ASC 740”). Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Unrecognized income tax benefits of $2.2 million, including interest and penalties of $0.4 million, as of December 31, 2011, and $4.3 million, including interest and penalties of $0.7 million, as of December 31, 2010, were recognized by us in the accompanying consolidated balance sheets.

Taxes represent our group’s provision for profit tax. During 2009-2011, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan, at 23% in Ukraine. Our group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In addition, in November 2009 the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009-2012, 17.5% - 2013, 15% - 2014 and thereafter. However, in 2010, new amendments in the tax legislation of Kazakhstan resulted in an increase in the statutory tax rate back to 20% for 2013 and thereafter. In June 2011, new amendments in the tax legislation of the United States resulted in the decrease in tax rate to 40.0% in 2012 from 40.5% in 2009-2011.

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

Asset retirement obligations

We have numerous asset retirement obligations associated with our core business activities. We are required to perform these obligations under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until many years into the future and will be funded from general resources at the time of removal. Our asset retirement obligations primarily relate to mining and steel production facilities with related landfills and dump areas and mines. Our estimates of these obligations are based on current regulatory or license requirements, as well as forecasted dismantling and other related costs. Asset retirement obligations are calculated in accordance with the provisions of FASB ASC 410, “Asset Retirement and Environmental Obligations” (“ASC410”).

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

Shipping and handling costs

We classify all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $1,117.1 million, $918.2 million and $689.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2011, 2010 and 2009, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of ASC 715. In accordance with ASC 715, we recognize actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2011, and 2010, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses. Accumulated other comprehensive (loss) income is comprised of the following components:

	December 31, 2011	December 31, 2010
	(In millions of U.S. dollars)
Cumulative currency translation adjustment	(385.5)	(239.8)
Unrealized losses on available-for-sale securities	(3.2)	(0.9)
Pension adjustments net of related income taxes of $7,276 in 2011 and $6,782 in 2010	32.6	39.7

Total accumulated other comprehensive (loss) income	(356.1)	(201.0)

Stock-based compensation

We apply the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2011, 2010 and 2009, we did not enter in any employee stock-compensation arrangements.

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

•

Ferroalloys segment, comprising production and sales of ferronickel, ferrochrome and ferrosilicon, which supplies raw materials to the steel segment and also sells substantial amounts of raw materials to third parties; and

•

Power segment, comprising generation and sales of electricity and heat power, which supplies electricity, gas and heat power to the mining, steel and ferroalloys segments, and sells substantial amount of electricity, gas and heat power to third parties.

In accordance with adopted accounting policies, our group also prepares disclosure of revenue information by product line within each reportable segment. The reported product lines sales comprise not less than 75% of total segment revenue from third parties and represent the key products in each reportable segment.

Financial instruments

The carrying amount of our financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2011 and 2010. For long-term borrowings, the difference between fair value and carrying value is shown in note 14 to our consolidated financial accounts. We have determined, using available market information and appropriate valuation methodologies, such as discounted cash flows, the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of our debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for us to estimate the fair value of these investments, for which a quoted market price is not available because we have not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of our instruments. Therefore, such investments are recorded at cost.

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

Accounting for contingencies

Certain conditions may exist as of the date of these consolidated financial statements, which may result in a further loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management makes an assessment of such contingent liabilities, which is based on assumptions and is a matter of opinion. In assessing loss contingencies relating to legal or tax proceedings that involve our or unasserted claims that may result in such proceedings, we, after consultation with legal or tax advisors, evaluate the perceived merits of any legal or tax proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

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

Derivative instruments and hedging activities

We recognize our derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the year ended December 31, 2011, a $20,784 loss related to the change in the fair value of derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of income and comprehensive income (loss). There were no such gains or losses related to the change in the fair value of derivative instruments during each of the years in the period ended December 31, 2010 and 2009. There were no foreign currency forward and options contracts outstanding as of December 31, 2011 and 2010.

Investments

We recognize all our debt and equity investments in accordance with FASB ASC 320, “Investments — Debt and Equity Securities” (“ASC 320”). At acquisition, we classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date we reassess the appropriateness of the classification.

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

Available-for-sale securities

Investments (debt or equity) which are not classified as held-to-maturity or trading are classified as available-for-sale. Change in their fair value is reflected in other comprehensive income.

Recoverability of equity method and other investments

Our management periodically assesses the recoverability of our group’s equity method and other investments. For investments in publicly traded entities, readily available quoted market prices are an indication of the fair value of the investments. For investments in non-publicly traded entities, if an identified event or change in circumstances requires an evaluation, management assesses their fair value based on valuation techniques including discounted cash flow estimates or sales proceeds, external appraisals and market prices of similar investments as appropriate.

Our management considers the assumptions that a hypothetical market-place participant would use in his analysis of discounted cash flows models and estimates of sales proceeds. If an investment is considered to be impaired and the decline in value is other than temporary, we record an impairment loss.

Recently Issued Accounting Pronouncements

Presentation of Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present the total other comprehensive income, the components of other comprehensive income and total of comprehensive income.

Regardless of the chosen approach, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and other comprehensive income are presented.

ASU 2011-05 eliminates the option of other comprehensive income components presentation as part of the statement of changes in shareholders’ equity.

The amendments in this update do not change the items to be reported in other comprehensive income or when an item of other comprehensive income must be reclassed to net income.

ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011. Our group will adopt ASU 2011-05 starting from January 1, 2012. The adoption of ASU 2011-05 will not have a material effect on our group’s financial position, results of operations or cash flows.

Testing Goodwill and Other Intangible Assets for Impairment

In September 2011, FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (Topic 350), under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test as described in paragraph 350-20-35-4 and 350-20-35-9 of ASC 350.

The amendments in this update include examples of events and circumstances that an entity should consider in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The examples of events and circumstances are not intended to be all-inclusive, and an entity may identify other relevant events or circumstances to consider in determining whether to perform the first step of the two-step impairment test. None of the individual examples of events and circumstances are intended to represent standalone events or circumstances that necessarily would require an entity to perform the first step of the goodwill impairment test.

The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Our group will adopt ASU 2011-08 starting from January 1, 2012. The adoption of ASU 2011-08 will not have a material effect on our group’s financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, “Intangible — Goodwill and Other” (“ASU 2011-08”) that amends Topic 350, “Testing Goodwill for Impairment,” of the FASB Codification. ASU 2011-08 simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed; otherwise, goodwill is deemed to be not impaired and no further testing is required until the next annual test date (or sooner if conditions or events before that date raise concerns of potential impairment in the business). The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. Our group is subject to ASU 2011-08 from January 1, 2012, and does not expect ASU 2011-08 to have a material impact on our group’s financial position and results of operations.

Retirement Benefit Obligations

In September 2011, the FASB issued ASU 2011-09, “Compensation — Retirement Benefits —Multiemployer Plans” (“ASU 2011-09”) that amends subtopic 715-80, “Disclosures about an Employer’s Participation in a Multiemployer Plan,” of the FASB Codification. ASU 2011-09 requires additional disclosures about an employer’s participation in a multiemployer pension plan. ASU 2011-09 is effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. Our group is subject to ASU 2011-09 from January 1, 2012, and as the amendments impact presentation requirements only, the adoption of ASU 2011-09 is not expected to have a material impact on our group’s consolidated financial statements.

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (topic 210), Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments and will be applied retrospectively for all comparative periods presented. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Our group is currently evaluating the impact that the adoption will have on the consolidated financial statements.

Other Comprehensive Income

In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. The amendments in ASU 2011-12 are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. It is not expected to have a material impact on our group’s financial position or results of operations, or even disclosures, since it is deferring a previously required disclosure item until further deliberations are complete.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the financial position, results of operations or cash flows of our group.

Trend Information

Since the beginning of global financial crisis in the third quarter of 2008, world steel producers and miners effectively adjusted their production to the new level of demand. This prevented the market from experiencing a huge oversupply, and reduced the depth and the length of the fall in market prices and buying activity. Another positive factor for the industry was a steady growth of Chinese demand, which partially mitigated the fall in demand in other regions. China continued to increase its steel production and consumption, absorbing excessive steel-making raw materials from global markets.

We observed the signs of demand recovery in the second half of 2009 and continuing in 2010, as many miners and steelmakers worldwide have restarted their idled capacities. In 2010, we experienced improvement in steel demand from mature markets, such as the United States and Europe, which were severely affected by the crisis and showed no signs of improvement during 2009. Globally, steel demand and production recovery in 2010 exceeded pre-crisis levels.

During 2011, global steel production continued to grow, though at the decreasing rate. In the fourth quarter of 2011, aggravation of European countries’ sovereign debt problems and a further global economic slowdown led to the slowdown in global steel demand and production. The Chinese economy also started to show signs of deceleration, although it still remains by far the largest driver of the global steel and mining industries’ growth.

In 2012, global steel production and consumption of rolled steel products will continue to increase, according to CRU. This rise will be supported by industrial and construction growth in developing countries, due to changes in macroeconomic policies and strengthening foreign demand. The Euro zone is still projected to go into a mild recession in 2012 as a result of the sovereign debt crisis, according to International Monetary Fund. This economic decline may reduce consumption of rolled steel products in most E.U. countries.

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. The demand for internationally traded coking coal fell in 2009 due to the global recession. In 2010, demand returned to pre-crisis levels due to stable import growth from China and recovery of developed economies after the crisis. Global metallurgical coal import increased by 19.6% in 2010, according to AME. In 2011, demand was affected by market uncertainties in the European and North American regions. Japan’s earthquake and tsunami also reduced coking coal demand in 2011. As a result, global metallurgical coal import stagnated with a slight decrease of 0.1% in 2011, according to AME.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. Global internationally traded steam coal demand varied insignificantly in 2009 compared to 2008, decreasing by 0.7%, according to AME. In 2010, global steam coal import increased by 7.1%, according to AME. In 2011, demand for steam coal was mainly driven by developing economies, such as China and India. As part of Japan’s recovery efforts, coal-fired power stations have increased their capacity utilization rates, which led to increased steam coal demand. As a result, global steam coal import increased by 2.1% in 2011, according to AME.

Global demand for iron ore declined in 2009 against 2008 due to the decline in crude steel production by 2.7%, according to AME. Global demand for iron ore in 2010 has risen by 12.3% due to a sharp increase in steel production, according to AME. In 2011, global iron ore demand increased further by 5.7%, according to AME.

Steel. Russia is our single largest market for steel products. In 2008 Russian rolled steel consumption totaled to 38.4 million tonnes, according to Metal Expert. In 2009, rolled steel consumption in Russia fell by 30.0% to 26.9 million tonnes, according to Metal Expert. In 2010, Russian rolled steel consumption almost returned to its pre-crisis level, growing by 38.0% to 38.0 million tonnes, according to Metal Expert. In 2011, Russian rolled steel consumption grew by an additional 12.5% and reached a record level of 41.7 million tonnes, according to Metal Expert.

We expect that Russia’s domestic steel consumption will continue to grow in 2012 due to the increase of construction volumes and in demand for rebar in particular.

The volume of steel products exports from Russia experienced a 7.8% decline in 2011 and amounted to 25.0 million tonnes, according to Metal Expert. We believe that our Russian steel products will retain competitiveness in the markets outside Russia in 2012, due to a better position on the global cost curve.

Imports of steel increased by 30.5% in 2011 to 6.7 million tonnes, due to increased consumption, according to Metal Expert. Imported steel comprised 16.1% of the Russian steel market, according to Metal Expert. We expect imports will slightly increase in 2012, due to growing Russia’s steel consumption, although we expect the share of imported steel in the Russian steel market will stay relatively stable.

Ferroalloys. Demand for nickel and ferrochrome grew in 2011 mainly in China, India and other developing countries, driven by an increase in stainless steel production. Global stainless steel production grew by 3.1% in 2011, according to CRU. There was surplus nickel supply during 2011, especially in the second half of the year. London Metal Exchange (LME) nickel stocks decreased by 33.9% by the end of 2011, according to CRU. The ferrochrome market was generally balanced in 2011. We expect that stainless steel production will continue to improve in 2012, which will lead to an increase in demand for nickel and ferrochrome.

Global ferrosilicon demand grew by 12.1% in 2011, on the back of the general increase in steel production, according to CRU. We expect that the ferrosilicon market will see further increase in demand in 2012, since we expect continued growth in steel production.

Power. In 2011, the electricity output of our generating enterprises remained at the level of 2010. Heat energy generated for sale increased by 3%.

The reduction in market demand for electricity and heat energy has resulted in the need to adjust undertakings and completion schedules with respect to power industry companies’ investment programs. Currently the Russian government is analyzing the progress made on these programs to clarify the timeline for installation of the necessary production capacities in the light of the economic downturn. It is expected that these decisions can form a new long-term agreement with the Russian government regarding the regulatory scheme of the regulated capacity market which will determine the profitability of this market.

Sales

Mining. Overall, we expect sales volumes of our mining segment to grow in 2012, due to an increase in demand in the Asian markets. We expect domestic sales of our mining products to increase due to increased demand. Export sales are also expected to increase, since we are strategically diversifying our sales geography. We believe that our policy of concluding long-term contracts for coal and iron ore concentrate sales strengthens our relationship with our customers and gives us long-term presence in both the domestic and export markets.

Steel. Our steel segment sales volumes are expected to increase in 2012 due to an increase in demand for steel. During 2011, Mechel Service, a steel sales subsidiary of Mechel Service Global in Russia, continued its program of expanding its sales network, enhancing its product portfolio, extending the range of its services and enlarging its client base. Mechel Service has offices in 70 cities in Russia. Total sales volumes of cold-rolled reinforcing wire, pipe rolled products, structural shapes, stainless rolled products, high-quality rolled steel products and wire products are steadily increasing. In 2011, Mechel Service continued the expansion of its own truck fleet to improve the quality of services for end users by increasing the total number of its own trucks in Russia to 26 units. We believe that our strategy of expanding our own distribution network of steel sales, expanding our product portfolio and developing customer services will improve our market position and will provide us with greater stability in steel sales.

Ferroalloys. We expect sales volumes of our ferroalloys segment, specifically ferrochrome and ferronickel, to increase in 2012. Domestic sales are expected to increase due to growth in consumption. In addition, we expect an increase in exports of our ferroalloys products, widening our geographic market coverage and increasing sales volumes to traditional export markets.

Power. In 2012, we expect sales volumes of our power segment to remain at the level of 2011. We do not expect that consumption by small and mid-sized businesses and households, who are also customers of power and heat-supply companies, will change significantly. We plan to expand our distribution channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from electricity supply companies.

Inventory

Overall, our inventory increased by $732.5 million, or 39%, to $2,599.1 million as of December 31, 2011, from $1,866.6 million as of December 31, 2010, due to an increase in purchase (volume and purchase price) caused by an increase in output by all Mechel group companies.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2012 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2012 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2012 as a result of maintaining production volumes and achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The increasing use of continuous casters should provide both efficiency and production increases.

Ferroalloys. We expect electricity and natural gas expenses to increase in 2012, which will lead to an increase in the power cost component of our ferroalloys production cost structure. At the same time, we are planning to conduct a number of activities related to the reconstruction of smelting furnaces. We believe that implementation of these activities aimed at improving technical and economic performance and reducing expenses will enable to achieve a stabilization of our ferroalloys production costs.

Power. We expect that in 2012 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditure by reducing the fixed-expense component of our production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions. We have given special attention to high-priority financial and operating activities, including technical refurbishment, development of existing capacities and installation of new power generation capacity at our production facilities.

The increase in sales volumes despite the potential increase in weighted average cash expenses per product unit across our segments may positively affect our financial results in 2012 in comparison with those in 2011.

Seasonality

Seasonal effects have a relatively limited impact on our results. Slowing of demand and, thus, a reduction in sales volumes (and a related increase in inventories) is typically evident in the first and fourth quarters of the financial year as a result of the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. We maintain larger stockpiles of scrap during the winter months in order to avoid potential supply disruptions due to inclement weather. We are dependent on the Russian construction market, which also experiences slowdowns in the winter months. Both our ferroalloys and mining (in respect of coking coal and iron ore) segments’ revenues generally have the same seasonality as the steel segment since ferroalloys, coking coal and iron ore are primarily used in the manufacture of steel and are closely linked to steel consumption. By contrast, our power segment sales volumes are generally higher in the first and the fourth quarters of the year, due to increased electricity and steam consumption in the winter period. Our sales of steam coal typically increase during the second and third quarters as a result of increased steam coal purchases by utilities, including Southern Kuzbass Power Plant, in preparation for increased consumption during the winter heating season.

Consumption of combustive, lubricative and energy supplies during the winter months is generally higher than during the rest of the year. In addition, railroad carriers demand that iron ore concentrate be fully dried and coal concentrate be partially dried for transportation during the winter months, resulting in higher costs during that time.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman, Director
Evgeny V. Mikhel	1974	Director, Chief Executive Officer, Chairman of Management Board
Alexander E. Yevtushenko(1)(3)(4)	1947	Director
Valentin V. Proskurnya(4)	1945	Director
Roger I. Gale(1)(2)(3)	1952	Director
A. David Johnson(1)(2)(4)	1937	Director
Igor S. Kozhukhovsky(1)(3)(4)	1956	Director
Vladimir V. Gusev(1)(2)(3)	1945	Director

(1)	Independent Director under applicable New York Stock Exchange regulations and Russian regulations.
(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to the end of June 2010 and Chairman of our Management Board from September 2007 to the end of June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has also served as Chairman of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since May 1999, and has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and a member of the Board of Directors of Yakutugol since October 2007. Mr. Zyuzin has also served as a member of the Board of Directors of Mechel Mining since April 2008 and as Chairman of Management Board and Chief Executive Officer of Mechel Mining since July 2011. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 25 years of experience in the coal mining industry. Mr. Zyuzin holds a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences relating to coal mining. Mr. Zyuzin beneficially owns 67.42% of our common shares and 1.31% of the common shares of Mechel Mining.

Evgeny V. Mikhel has been a member of our Board of Directors since June 2011 and our Chief Executive Officer and Chairman of our Management Board since July 2010. Previously, he was our First Deputy Chief Executive Officer from April 2009 to June 2010. From September 2007 to April 2009, he held the position of our Vice President — Legal Matters and Director of the Legal Department. From July 2006 to September 2007, he was Director of our Government Relations Department. Mr. Mikhel was our General Counsel and Director of the Department of Judicial Protection and Legal Regulation from March 2005 to January 2006, our Director of the Department of Judicial Protection and Legal Regulation from October 2003 to February 2005, and Head of our Legal Department from July to September 2003. Mr. Mikhel has been a member of the Board of Directors of Mecheltrans since April 2011 and a member of the Board of Directors of Chelyabinsk Metallurgical Plant since May 2003. From 2007 to 2010, he was a member of the Board of Directors of Moscow Coke and Gas Plant. From February to July 2006, Mr. Mikhel was General Counsel and Director of the Department of Judicial Protection and Legal Regulation at Mechel Management OOO. From July 2002 to June 2003, Mr. Mikhel served as Deputy General Director for Legal Matters of Uglemet-Trading OOO. From May 2000 to July 2002, he was a legal adviser in the Bureau of Civil Disputes and Support of International Economic Activity and Head of the Department of Litigation and Enforcement of Court Orders of Chelyabinsk Metallurgical Plant. From November 1998 to May 2000, Mr. Mikhel worked in the Chelyabinsk branch of Sberbank as a leading legal adviser. Mr. Mikhel has a law degree from the Urals State Law Academy.

Alexander E. Yevtushenko has been a member of our Board of Directors since June 2004. He served as Chairman of our Board of Directors from July 2009 to July 2010. From 2001 to 2004, Mr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of the Inter-State Eurasian Association of Coal and Metals. From 1991 to 1999, Mr. Yevtushenko was First Deputy Minister of Fuel and Energy of the Russian Federation. From 1973 to 1991, he held various positions, including General Director of the Raspadskaya Mine in the Kuzbass region, the Soviet Union’s largest coal mine. Mr. Yevtushenko graduated from the Siberian Metallurgical Institute with a degree in mining engineering. He is a D.Sc. in engineering and a member of the Academy of Mining Sciences of Russia. Mr. Yevtushenko is the author of more than 50 scientific publications, including Mineral Resources Base of the Coal Industry of Russia, a study for which he was awarded the Science and Technology Prize by the Russian government in 2002. He has received a number of governmental awards, including the title of Honored Miner of the Russian Federation in 1997.

Valentin V. Proskurnya has been a member of our Board of Directors since March 2003. From July 2007 to July 2009, he served as Chairman of our Board of Directors. From May to December 2003, Mr. Proskurnya was Director for Economics at Mechel Trading House. From 2001 to 2005, Mr. Proskurnya was a member of the Board of Directors of Chelyabinsk Metallurgical Plant. From 1999 to 2005, he was a member of the Board of Directors of Southern Kuzbass Coal Company. Mr. Proskurnya has over 39 years of engineering, financial and management experience in the coal mining industry and holds a degree in labor economics from the Higher

School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the “Miner’s Glory” order by the Russian government. In addition, the Russian President awarded him the title of Honored Economist of the Russian Federation in 1996.

Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale is currently Chief Executive Officer and Chairman of the Board of Directors of Sedia Biosciences Corporation and Director of Starnorth Enterprises. He was Chairman of the Board of Directors and Chief Executive Officer of Calypte Biomedical Corporation, a U.S. company headquartered in Portland, Oregon from mid-2006 to June 2008. From 2001 to mid-2006, Mr. Gale was Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a telecommunications services provider. From 1999 to 2001, he was Chairman of the Board of Directors and co-founder of End2End Wireless Limited, a wireless communications services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund sponsored by OPIC. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation of the World Bank (the “IFC”), including as Chief of the IFC’s Resident Mission in Russia from 1992 to 1995. Mr. Gale also worked for nine years for the Asian Development Bank, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a diploma from the Royal Agricultural College and a master’s degree in economics from the University of New England.

A. David Johnson has been a member of our Board of Directors since October 2004. Mr. Johnson is currently Chairman of the Board of Directors of Neuerth Coal Mining PVT Ltd, a position he has held since 2008, and has been a member of the Board of Directors of Coal Energy S.A. since June 2011. Mr. Johnson served as Chairman of the Board of Directors of Joy Mining Machinery UK Ltd from 2003 to 2008, and Managing Director of Joy Mining Machinery UK Ltd from 1990 to 2002. From 1984 to 1990, Mr. Johnson was Managing Director of Dosco Overseas Engineering, a U.K.-based mining equipment manufacturer. He also worked at the U.K. National Coal Board from 1953 to 1960. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the U.K. Mining Qualifications Board Certificate in 1959.

Igor S. Kozhukhovsky has been a member of our Board of Directors since June 2008. Mr. Kozhukhovsky is currently a member of the Board of Directors of, and General Director of, APBE ZAO and Management ZAO APBE ZAO, companies engaged in the energy sector. From 2000 to 2008, Mr. Kozhukhovsky was Head of the Economic Policy Department of UES. From 1997 to 1999, he was Deputy Minister of Fuel and Energy of the Russian Federation. Mr. Kozhukhovsky has degrees in automation of metallurgical production engineering and mining electrical engineering from the Siberian Metallurgical Institute. He also holds a Ph.D. in economics.

Vladimir V. Gusev has been a member of our Board of Directors since July 2009. In 2008, Mr. Gusev held the position of Vice President for Finance of the State Corporation “Olympstroy”. From 2005 to 2008, he was Deputy Head of the Federal Tax Service of the Russian Federation. From 1999 to 2005, he was First Deputy Minister of Taxes and Levies of the Russian Federation. Mr. Gusev has a law degree from the Leningrad (now St. Petersburg) State University. He also holds a Ph.D. in economics and is an associate professor. He was awarded several national awards, including in 2000, by the Decree of the President of the Russian Federation, the title of Honored Economist of the Russian Federation. Mr. Gusev has authored more than 30 scientific papers and publications.

All of our current directors were elected on June 6, 2011, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2012. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

Executive Officers

Name	Year of Birth	Position
Evgeny V. Mikhel	1974	Chief Executive Officer, Chairman of Management Board
Alexey G. Ivanushkin	1962	Chief Executive Officer of Oriel Resources Ltd., Director of Oriel Resources Ltd. Moscow representative office
Victor A. Trigubko	1956	Senior Vice President — Government Relations
Stanislav A. Ploshchenko	1976	Senior Vice President — Finance, Member of Management Board
Andrey D. Deineko	1953	Chief Executive Officer of Mechel-Steel Management, Member of Management Board
Boris G. Nikishichev	1946	Chief Executive Officer of Mechel Mining Management, Member of Management Board
Irina N. Ipeeva	1963	Director of Legal Department, Member of Management Board
Elena V. Selivanova	1962	Vice President for Human Resources and Social Policy, Member of Management Board
Yuriy P. Yampolskiy	1955	Chief Executive Officer of Mechel Energo
Oleg V. Korzhov	1970	Senior Vice President for Economics and Management, Member of Management Board
Gennady A. Ovchinnikov	1951	Chief Executive Officer of Mechel Ferroalloys Management, Member of Management Board
Oleg Y. Vasechko	1971	Chief Executive Officer of Mecheltrans Management
Alexander S. Starodubov	1946	Chairman of the Board of Directors of Mecheltrans, Member of Management Board
Sergey N. Shuvalov	1974	Director of Treasury Operations Department, Member of Management Board
Mikhail L. Urvantsev	1969	Vice President for Commercial Activities, Member of Management Board

For brief biography of Mr. Mikhel, see “— Board of Directors.”

Alexey G. Ivanushkin has been Chief Executive Officer of Oriel Resources Ltd. since April 2009 and Director of Oriel Resources Ltd. Moscow representative office since February 2009. He has been a member of the Board of Directors of Oriel Resources Ltd. since October 2008. He was a member of our Board of Directors from March 2003 to July 2009, and served as our Chief Operating Officer from January 2004 to February 2009. Mr. Ivanushkin held the position of our Chief Executive Officer from March 2003 to January 2004. Mr. Ivanushkin served as Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2002 to 2009. From June 2004 to October 2004, he was Chief Executive Officer of Southern Kuzbass Coal Company. From December 1999 to April 2002, Mr. Ivanushkin served as Chief Executive Officer of Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was Director of the Department of Ferrous Metals and Ferroalloys in the Moscow office of Glencore International. Mr. Ivanushkin graduated from the Moscow State University of International Relations (MGIMO) with a degree in economics and international relations.

Victor A. Trigubko has been our Senior Vice President — Government Relations since August 2006. Previously, he was our Vice President — Government Relations from 2005 to August 2006. From 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii and a member of the Board of Directors of Mechel Targoviste. From 2002 to 2003, Mr. Trigubko was Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was Head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held executive positions in the metallurgical company Unibros Steel Co. LTD, with his last position being Deputy General Director. Mr. Trigubko also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko graduated from the Kalinin (now Tver) State University with a degree in economics.

Stanislav A. Ploshchenko has been our Senior Vice President — Finance since April 2009 and a member of our Management Board since September 2007. Mr. Ploshchenko served as our Vice President — Finance from January 2008 to April 2009 and performed functions of our Vice President — Finance from July 2007 to January 2008. Since June 2011, Mr. Ploshchenko has been a member of the Board of Directors of Mechel Mining. Mr. Ploshchenko has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2008 and its Chairman since August 2010. From 2008 to 2011, he was a member of the Board of Directors of Beloretsk Metallurgical Plant. He was our Deputy Chief Financial Officer from April 2007 to July 2007 and Deputy Treasurer from June 2006 to April 2007. From June 2001 to June 2006, Mr. Ploshchenko worked for Commerzbank AG and Commerzbank (Eurasia) ZAO and his last position was Head of Metal and Mining Industry Group of the Corporate Clients Department of Commerzbank (Eurasia) ZAO. From 1995 to 1996, Mr. Ploshchenko worked as an auditor for Bank’s Audit Service OOO. Mr. Ploshchenko holds a master’s degree in international securities investment and banking from the ISMA Centre at the University of Reading (U.K.), a bachelor’s degree in international finance and trade from the University of Portsmouth (U.K.) and a specialist diploma in international economics from the Finance Academy under the Government of the Russian Federation.

Andrey D. Deineko has been Chief Executive Officer of Mechel-Steel Management since December 2008 and a member of our Management Board since March 2009. From January 2008 to December 2008, he was Steel Division Director of Mechel-Steel Management. Previously, he held the position of Director of the Department of Industry in the Russian Ministry of Industry and Energy from 2005 to 2007, being Deputy Director of this Department from 2004 to 2005. He was Head of the Department of Industrial and Innovative Policy in Metallurgy in the Russian Ministry of Industry and Science from 2002 to 2004. From 1999 to 2002, he served as Deputy General Director of Oskol Electrometallurgical Plant OAO. Mr. Deineko held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company from 1998 to 1999 and Head of the Supply Department of Zapad-Elite from 1997 to 1998. From 1976 to 1997, Mr. Deineko held various positions at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy and his last position was Head of the Marketing and Organization of Scientific and Technical Cooperation Department. He has been awarded the title of Honored Metallurgist. Mr. Deineko graduated from the Moscow Institute of Steel and Alloys with a degree in engineering. He also holds a Ph.D. in technical sciences from the same institute.

Boris G. Nikishichev has been Chief Executive Officer of Mechel Mining Management since August 2009 and a member of our Management Board since September 2009. He was our Vice President — Mining from July 2009 to June 2010. Mr. Nikishichev has served as a member of the Management Board of Mechel Mining since July 2011. He has been a member of the Board of Directors of Southern Kuzbass Coal Company since June 2006, a member of the Board of Directors of Korshunov Mining Plant since June 2007 and a member of the Board of Directors of Yakutugol since June 2010. From January 2009 to April 2010, he served as Chief Executive Officer of Mechel Engineering. From April 2008 to June 2011, Mr. Nikishichev was a member of the Board of Directors of Mechel Mining. He also was a member of the Board of Directors of Port Posiet from May 2007 to June 2010, and a member of the Board of Directors of Mecheltrans from July 2007 to April 2010. From July 2006 to January 2009, he held the position of Director for Mining of Mechel-Steel Management. Previously, he was our Senior Vice President — Mining from February 2005 to January 2006 and Senior Vice President — Mining at Mechel-Steel Management from February 2006 to June 2006. From 2004 to February 2005, he served as Deputy General Director of Raspadskaya Coal Company ZAO. From 1998 to 2004, he held the position of First Vice President in Sokolovskaya Holding Company. In addition, from 1999 to 2004, he was First Vice President of the Non-profit Partnership Russian Mining Operators. He graduated from the Siberian Metallurgical Institute with a degree in mining electrical engineering. Mr. Nikishichev also holds a D.Sc. in technical sciences from the Moscow State Mining University.

Irina N. Ipeeva has been Director of our Legal Department since April 2009 and a member of our Management Board since September 2007. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department and Director of the Department of Corporate Governance and Property. From 2003 to 2007, Ms. Ipeeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Ms. Ipeeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO. From December 2001 to March 2003, she was Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company and, from January 2001 to November 2001, she was Head of the Share Capital Department. From August 1988 to January 2001, Ms. Ipeeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Washing Plant, where she held positions ranging from a legal adviser to head of the legal department. Ms. Ipeeva graduated from the Kuibyshev State University with a degree in law.

Elena V. Selivanova has been our Vice President for Human Resources and Social Policy since April 2009 and a member of our Management Board since September 2007. From January 2007 to April 2009, she was our Director of the Human Resources Department. From April 2004 to November 2006, Ms. Selivanova held the position of Executive Director for Human Resources of Volgotanker. From March 2002 to March 2004, she was Director of the Department for Organizational Development and Personnel Management of Firma Omega-97 OOO. From November 1999 to March 2002, Ms. Selivanova was Director of the Personnel Service and Deputy Director for Personnel at Vimpel-Kommunikatsii OAO. From July to October 1999, she was Director for Personnel at Personalny Telefon OOO. From March 1998 to February 1999, she was Personnel Manager at Bakster Export ZAO. Ms. Selivanova graduated from the Moscow State Cultural Institute.

Yuriy P. Yampolskiy has been Chief Executive Officer of Mechel Energo since March 2012. From October 2011 to February 2012, he served as Deputy General Director for Economics and Finance of Joint-Stock Company Research Engineering Centre of IDGC (“JSC REC IDGC”). From January 2011 to October 2011, Mr. Yampolskiy was First Deputy General Director of JSC REC IDGC and, from November 2010 to January 2011, he held the position of Deputy General Director of JSC REC IDGC. From October 2008 to October 2010, he was Director of Arkhenergo, a branch of MRSK of North-West OAO. From October 2007 to December 2007, Mr. Yampolskiy was General Director of Eurasia-EnergoService ZAO and, from June 2007 to October 2007, he served as Executive Director of Eurasia-EnergoService OOO. From November 2005 to December 2006, he was Deputy General Director in the branch of FGK. From June 2003 to November 2005, Mr. Yampolskiy served as General Director of Taimyrenergo OAO. From November 2002 to June 2003, he was First Deputy General Director of Marienergo AO and, from March 2001 to November 2002, he was Deputy General Director for Finance of Marienergo AO. From April 1997 to March 2001, he held various positions at Volgaenergoproject-Samara OAO and his last position was Deputy General Director for Marketing. Mr. Yampolskiy graduated from the Moscow Institute of Civil Aviation Engineers with a degree in automated control systems and the Academy of National Economy under the Government of the Russian Federation with a degree in management in energy. Mr. Yampolskiy holds a D.Sc. in economics.

Oleg V. Korzhov has been our Senior Vice President for Economics and Management since February 2012 and a member of our Management Board since March 2009. Mr. Korzhov was our Senior Vice President for Business Planning and Analysis from November 2011 to February 2012, and our Vice President for Business Planning and Analysis from April 2009 to October 2011. Since June 2011, he has served as a member of the Board of Directors of Mechel Mining. Mr. Korzhov has been a member of the Board of Directors of Port Posiet, Beloretsk Metallurgical Plant and Mecheltrans since 2008, Southern Kuzbass Power Plant since 2009 and Kuzbass Power Sales Company since 2010. Mr. Korzhov was a member of the Board of Directors of Chelyabinsk Metallurgical Plant from 2008 to May 2011 and a member of the Board of Directors of Vyartsilya Metal Products Plant from 2008 to May 2010. Previously, he was Deputy Chief Executive Officer for Economics and Finance of Mechel-Steel Management from July 2008 to April 2009. From September 2005 to January 2006, he held the position of Economic Planning Director of Mechel and, from February 2006 to July 2008, he held the same position at Mechel-Steel Management. From 2003 to 2005, Mr. Korzhov was Director for Finance and Economics of Evrazholding OOO. From 1998 to 2003, he was Deputy Director for Economic Analysis and Pricing, and later Chief Economist of Nizhnetagilsky Metallurgical Plant OAO. Mr. Korzhov graduated from the Urals Polytechnic Institute with a degree in economics and management in metallurgy. Mr. Korzhov obtained his post-graduate education at the Academy of National Economy under the Government of the Russian Federation with a degree in general management. He also holds a Ph.D. in economics.

Gennady A. Ovchinnikov has been Chief Executive Officer of Mechel Ferroalloys Management since December 2008 and a member of our Management Board since March 2009. From July 2006 to September 2009, Mr. Ovchinnikov served as Managing Director of Southern Urals Nickel Plant. From March 2005 to July 2006, he was Chief Executive Officer of Southern Urals Nickel Plant. From April 2004 to March 2005, he held the position of a leading specialist in our Technical Department. From March 2001 to April 2004, Mr. Ovchinnikov worked as Head of the Enrichment and Agglomeration Bureau and Head of the Mining Engineering Department at ZapSib. From 1974 to 2001, he held various positions at Kuznetsky Metallurgical Plant OAO, including the position of Director at the Abagurskaya Enrichment and Agglomeration Factory. Mr. Ovchinnikov graduated from the Magnitogorsk Metallurgical and Mining Institute with a degree in minerals enrichment. He also holds a Ph.D. in technical sciences.

Oleg Y. Vasechko has been Chief Executive Officer of Mecheltrans Management since December 2011. From July 2011 to December 2011, he held the position of Deputy Chief Executive Officer of Mecheltrans Management. From July 2010 to June 2011, he served as Managing Director of Mecheltrans. From April 2010 to July 2010, Mr. Vasechko served as Chief Executive Officer of Mecheltrans and in March 2010 as First Deputy Chief Executive Officer of Mecheltrans. From September 1995 to March 2010, he held various positions at Chelyabinsk Metallurgical Plant and his last position was Head of the Railway Transport Department. Mr. Vasechko holds a degree in transport management (rail) from the Urals State University of Railway Transport.

Alexander S. Starodubov has been Chairman of the Board of Directors of Mecheltrans since December 2011 and a member of our Management Board since March 2009. From March 2010 to December 2011, Mr. Starodubov held the position of Chief Executive Officer of Mecheltrans Management. From May 2009 to March 2010, he was Chief Executive Officer of Mecheltrans. From 2007 to April 2009, he served as Chairman of the Board of Directors of Mecheltrans. From April 2008 to May 2009, he held the position of Managing Director of Mecheltrans and, from 2002 to 2007, he served as Chief Executive Officer of Mecheltrans. From 1999 to 2002, he was Deputy Chief Executive Officer of Uglemet-Trading OOO. From 1987 to 1999, he was Director of the F.E. Dzerzhinsky Underground Mine’s representative office. Mr. Starodubov holds a degree in technology and complex mechanization of underground mining from the Siberian Metallurgical Institute.

Sergey N. Shuvalov has been our Director of the Treasury Operations Department since January 2011 and a member of our Management Board since August 2010. From May 2009 to December 2010, he served as our Treasurer and, from October 2006 to May 2009, he held the same position at Mechel-Steel Management. From July 2008 to March 2009, he also served as Chief Financial Officer of Mechel Mining. From February 2006 to October 2006, Mr. Shuvalov was Deputy Treasurer of Mechel-Steel Management and, from July 2003 to February 2006, he held the same position at Mechel. From 2000 to 2003, Mr. Shuvalov held various positions at Mining and Metallurgical Company Norilsk Nickel OAO. In the period from 1995 to 2000, he held various positions at Import-Export Bank Impexbank OOO and Rossiyskiy Kredit Bank OAO. Mr. Shuvalov holds a degree in rocket engines from the Moscow State Aviation Institute and a degree in finance and credit from the Finance Academy under the Government of the Russian Federation.

Mikhail L. Urvantsev has been our Vice President for Commercial Activities since April 2011 and a member of our Management Board since May 2011. From November 2009 to March 2011, he was Chief Executive Officer of UMZ OOO. From 2006 to 2009, he served as Chief Executive Officer of UMZ Trading House OOO. From 2005 to 2006, Mr. Urvantsev held the position of Commercial Director of Industrial Metallurgical Holding Management Company OOO. From 2004 to 2005, he served as Chief Executive Officer of Mechel Trading House. In 2004, he was Director of the Supply Department of Mechel Steel Group OAO (now Mechel). From 2002 to 2004, he held the position of Deputy Chief Executive Officer of Mechel Trading House. From 2001 to 2002, he was Commercial Director of Beloretsk Metallurgical Plant. Mr. Urvantsev graduated from the Moscow Commercial University with a degree in economics and management in trade and catering.

Compensation

Our directors and executive officers were paid an aggregate of $13.9 million for services in all capacities provided to us during 2011. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2011 was not material. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board of Directors

Members of our Board of Directors are elected by a majority of the voting stock present at our annual general shareholders’ meeting using a cumulative voting system. Directors are elected to serve until the next annual general shareholders’ meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of eight members, five of whom are independent pursuant to the director independence criteria set forth both in the applicable FFMS regulations and the New York Stock Exchange (“NYSE”) regulations, as well as in the Charter and the Bylaw on the Board of Directors of Mechel OAO. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information — General Meetings of Shareholders” for more information regarding the competence of our general shareholders’ meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

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

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are David Johnson, Igor Kozhukhovsky, Alexander Yevtushenko and Valentin Proskurnya. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency. Our Committee on Investments and Strategic Planning operates pursuant to a bylaw, which is available at www.mechel.com.

The following sub-committees were set up under the Committee on Investments and Strategic Planning:

•	Sub-committee on metallurgical production strategy, with members Valentin Proskurnya and Evgeny Mikhel;

•	Sub-committee on mining production strategy, with members Alexander Yevtushenko and David Johnson; and

•	Sub-committee on power production strategy, with members Igor Kozhukhovsky and Valentin Proskurnya.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Roger Gale, Vladimir Gusev, Igor Kozhukhovsky and Alexander Yevtushenko. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our chief executive officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

Management Board

In September 2007, we created a Management Board to provide for greater oversight of our operations. For more information, see “Item 10. Additional Information — Management Board.” The members of the Management Board are set out above under “— Directors and Executive Officers.”

Management Companies

We have five management companies within our group which provide management services to the companies within the mining, steel, ferroalloys and power segments and to our companies within our transport division.

Mechel Mining Management

Mechel Mining Management was established in July 2008 as a wholly-owned subsidiary of Mechel Mining with the purpose of providing management services to certain production subsidiaries of Mechel Mining by performing the functions of the sole executive body of the following companies within our mining segment: Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Moscow Coke and Gas Plant and Mechel Coke.

Mechel-Steel Management

In October 2005, Mechel Management OOO was established as a wholly-owned subsidiary of Mechel with the purpose of providing management services to our subsidiaries by performing the functions of their respective management bodies. Currently, Mechel Management OOO provides management services to most of the subsidiaries within our steel segment and since September 14, 2009, Mechel Management OOO has been named Mechel-Steel Management. The name was changed in line with the reorganization of our group’s management structure. Mechel-Steel Management performs the functions of the sole executive body of the following companies within our steel segment: Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Vyartsilya Metal Products Plant, Izhstal and Kaslinsky Architectural Art Casting Plant.

Mechel Ferroalloys Management

Mechel Ferroalloys Management was established in May 2008 as a wholly-owned subsidiary of Mechel with the purpose of providing management services to the production subsidiaries of Oriel Resources by performing the functions of the sole executive body of the following companies within our ferroalloys segment: Southern Urals Nickel Plant, Bratsk Ferroalloy Plant and Tikhvin Ferroalloy Plant.

Mechel Energo

Mechel Energo was established in May 2001 under the name of Regional Energy Company ENERGOSBYT OOO. In April 2004, we acquired the company with a view to make the strategic and operational management of our power assets more efficient. The name of the company was changed to its current name in April 2004. Mechel Energo performs the functions of the sole executive body of the following companies within our power segment: Southern Kuzbass Power Plant and Kuzbass Power Sales Company.

Mecheltrans Management

Mecheltrans Management was established in March 2010 as a wholly-owned subsidiary of Mechel and since April 1, 2010 provides management services to the companies within our transport division by performing the functions of the sole executive body of Mecheltrans, Port Posiet, Port Kambarka and Port Temryuk.

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual general shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Lyudmila E. Radishevskaya, who serves as Chairman, Natalia G. Mikhaylova and Elena V. Pavlovskaya-Mokhnatkina. The powers and duties of our Review Commission are governed by regulations approved by our general shareholders’ meeting.

Internal Control and Audit Department

The Internal Control and Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Control and Audit Department are governed by the Bylaw on the Internal Control and Audit Department. Elena V. Pavlovskaya-Mokhnatkina is the head of the Internal Control and Audit Department. The Department is functionally subordinated to the Audit Committee of the Board of Directors, and administrated by our Chief Executive Officer.

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

We also comply with the corporate governance requirements applicable to Russian public companies listed on Russian stock exchanges. Such requirements include: (1) the obligation to have at least three independent directors; (2) the establishment of an audit committee and a committee on human resources and compensation consisting of independent directors, or, if not practicable, of independent directors and the members of the board of directors who are not a sole executive body and/or members of the collegial executive body; (3) the establishment of a collegial executive management body; (4) the adoption of a bylaw on insider trading; (5) the adoption of a bylaw setting out the rules and policies on disclosure of information about the issuer; (6) the implementation of internal control procedures; (7) the obligation to notify shareholders about the annual general shareholders’ meeting not less than 30 days before the date of the meeting provided a longer period is not prescribed by the Russian legislation; and (8) the adoption of a provision of a bylaw prescribing the members of the board of directors, members of the collegial executive body, a person that performs the functions of a sole executive body to disclose information about holdings in any securities of the company and any sale and/or purchase of such securities.

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

Employees

At December 31, 2011, we employed approximately 96,868 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	15,612	68%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	9,534	74%
Beloretsk Metallurgical Plant	Russia	Steel	6,885	81%
Izhstal	Russia	Steel	5,810	92%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit, Neryungry Car Fleet	Russia	Coal	5,131	90%
Southern Urals Nickel Plant	Russia	Nickel	4,369	52%
Urals Stampings Plant (with branches)	Russia	Steel	4,259	68%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	3,962	0%
Korshunov Mining Plant	Russia	Iron ore	3,526	82%
Donetsk Electrometallurgical Plant	Ukraine	Steel	3,183	68%
Mechel-Remservice	Russia	Ore mining equipment repair	2,944	77%
Spetsremzavod	Russia	Melting facility repair	2,384	68%
Mechel Targoviste	Romania	Steel	2,282	90%
Mechel Energo	Russia	Power	2,213	36%
Mechel Campia Turzii	Romania	Steel	1,906	93%
Mechel Coke	Russia	Coke	1,768	60%
Ductil Steel	Romania	Steel	1,490	90%
Mechel Materials	Russia	Steel	1,363	36%
Moscow Coke and Gas Plant	Russia	Coke	1,272	71%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,180	0%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	1,004	40%
Kuzbass Power Sales Company	Russia	Power	822	67%
Southern Kuzbass Power Plant	Russia	Power	792	39%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	771	0%
Bluestone	United States	Coal	742	43%
Mecheltrans (including subsidiaries)	Russia	Railway transportation	666	0%
Laminorul Plant	Romania	Steel	640	87%
Thermal Grid Company of Southern Kuzbass	Russia	Power	608	0%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	586	48%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	511	80%
Shakhtspetsstroy	Russia	Capital construction	458	33%
Port Posiet	Russia	Shipping	436	7%
SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	409	80%
Vyartsilya Metal Products Plant	Russia	Steel	391	0%
Mechel Engineering	Russia	Scientific research	366	0%
Toplofikatsia Rousse	Bulgaria	Power	344	58%
Mechel Nemunas	Lithuania	Steel	322	32%
Port Kambarka	Russia	Shipping	241	0%
Port Temryuk	Russia	Shipping	236	0%
VtorMet	Russia	Scrap metal	227	0%
Pugachevsky Open Pit	Russia	Limestone	181	64%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	173	0%
Invicta Merchant Bar	United Kingdom	Steel	79	22%
Mechel Trading House	Russia	Sales and distribution	49	0%
Mechel Trading	Switzerland, Belgium and Liechtenstein	Sales and distribution	46	0%
Mechel Mining Trading House	Russia	Sales and distribution	30	0%
Mechel Carbon	Switzerland, Belgium	Sales and distribution	29	0%
Other (including all managing companies)	Various	Various	4,636	2%

Total			96,868	61.5%

At December 31, 2010, we employed approximately 88,146 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	15,554	69%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	9,308	78%
Izhstal	Russia	Steel	6,428	87%
Beloretsk Metallurgical Plant	Russia	Steel	6,269	91%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit	Russia	Coal	4,779	82%
Southern Urals Nickel Plant	Russia	Nickel	4,378	49%
Urals Stampings Plant (with branches)	Russia	Steel	4,118	68%
Korshunov Mining Plant	Russia	Iron ore	3,557	80%
Mechel-Remservice	Russia	Ore mining equipment repair	2,966	76%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	2,538	0%
Mechel Targoviste	Romania	Steel	2,309	90%
Spetsremzavod	Russia	Melting facility repair	2,202	67%
Mechel Campia Turzii	Romania	Steel	1,950	93%
Mechel Energo	Russia	Power	1,940	44%
Mechel Coke	Russia	Coke	1,695	60%
Ductil Steel	Romania	Steel	1,590	90%
Moscow Coke and Gas Plant	Russia	Coke	1,304	69%
Mechel Materials	Russia	Steel	1,233	42%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,059	0%
Kuzbass Power Sales Company	Russia	Power	791	71%
SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	749	78%
Bluestone	United States	Coal	740	57%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	723	42%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	723	0%
Laminorul Plant	Romania	Steel	674	92%
Southern Kuzbass Power Plant	Russia	Power	669	45%
Electronetwork	Russia	Power	594	26%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	578	44%
Port Posiet	Russia	Shipping	433	9%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	416	67%
Vyartsilya Metal Products Plant	Russia	Steel	409	0%
Toplofikatsia Rousse	Bulgaria	Power	353	59%
Tomusinsk Energo Management	Russia	Power	317	59%
Mechel Nemunas	Lithuania	Steel	302	31%
Port Temryuk	Russia	Shipping	239	0%
Port Kambarka	Russia	Shipping	199	0%
Pugachevsky Open Pit	Russia	Limestone	180	62%
Metals Recycling	Russia	Scrap metal	178	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	156	0%
Mecheltrans	Russia	Railway transportation	156	0%
Mechel Engineering	Russia	Scientific research	122	0%
Mechel Trading House	Russia	Sales and distribution	104	0%
Mechel Trading	Switzerland, Belgium and Liechtenstein	Sales and distribution	44	0%
Mechel Carbon	Switzerland, Belgium	Sales and distribution	22	0%
Other (including all managing companies)	Various	Various	3,098	0%

Total			88,146	65%

At December 31, 2009, we employed approximately 79,972 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	16,038	69%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	10,370	75%
Izhstal	Russia	Steel	6,281	97%
Beloretsk Metallurgical Plant	Russia	Steel	6,107	96%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit	Russia	Coal	5,520	95%
Southern Urals Nickel Plant	Russia	Nickel	4,341	45%
Korshunov Mining Plant	Russia	Iron ore	4,073	89%
Urals Stampings Plant (with Chelyabinsk branch)	Russia	Steel	3,293	75%
Mechel Targoviste	Romania	Steel	2,824	89%
Mechel Campia Turzii	Romania	Steel	2,311	93%
Mechel Coke	Russia	Coke	1,661	62%
Mechel Energo	Russia	Power	1,617	53%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	1,432	0%
Moscow Coke and Gas Plant	Russia	Coke	1,354	75%
Ductil Steel	Romania	Steel	1,238	94%
Spetsremzavod	Russia	Melting facility repair	1,040	62%
Mechel Materials	Russia	Steel	942	45%
Southern Kuzbass Power Plant	Russia	Power	770	56%
Kuzbass Power Sales Company	Russia	Power	734	70%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	721	0%
Bluestone	United States	Coal	648	51%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	612	50%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	566	52%
Toplofikatsia Rousse	Bulgaria	Power	552	67%
Port Posiet	Russia	Shipping	412	9%
Vyartsilya Metal Products Plant	Russia	Steel	383	0%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	373	17%
Metallurgshakhtspetsstroy	Russia	Capital construction	353	0%
SC Mechel Reparatii Targoviste SRL	Romania	Steel	319	88%
Tomusinsk Energo Management	Russia	Power	309	59%
Electronetwork	Russia	Power	301	35%
Mechel Nemunas	Lithuania	Steel	293	35%
Port Temryuk	Russia	Shipping	216	0%
Port Kambarka	Russia	Shipping	215	30%
Mecheltrans	Russia	Railway transportation	184	0%
Pugachevsky Open Pit	Russia	Limestone	177	50%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	141	0%
Metals Recycling	Russia	Scrap metal	113	0%
DVNPU	Russia	Scientific research	109	0%
Mechel Trading House	Russia	Sales and distribution	94	0%
Mechel Engineering	Russia	Scientific research	80	0%
Mechel Trading	Switzerland, Belgium and Liechtenstein	Sales and distribution	71	0%
Other (including all managing companies)	Various	Various	785	0%

Total			79,972	71%

Set out below is information about membership of our employees in trade unions:

•

Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Izhstal, Bratsk Ferroalloy Plant, Spetsremzavod, Management Metallurgical Equipment Repair, Mechel Materials and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Mechel Coke are members of the Ore Mining and Smelting Trade Union of Russia and of the Association of Trade Unions of Russia SOTSPROF.

•

Employees of Urals Stampings Plant are members of the Trade Union of Machinists of the Russian Federation, employees of Chelyabinsk and Izhevsk branches of Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia.

•

Employees of Southern Kuzbass Coal Company and its subsidiaries Tomusinsky Open Pit, Vzryvprom and Shakhtspetsstroy are members of the Russian Independent Trade Union of Coal Industry Workers and of the Independent Trade Union of Miners.

•	Employees of Yakutugol, its subsidiary Neryungry Car Fleet and Mechel-Remservice are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Mechel Energo are members of the Ore Mining and Smelting Trade Union of Russia and of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Voskhod-Chrome and Voskhod-Oriel are members of the Public Association Trade Union Organization Voskhod.

•	Employees of Port Posiet are members of the Russian Stevedores’ Trade Union.

•	Employees of Southern Kuzbass Power Plant and Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Targoviste are members of the Free Independent Trade Union of Specialty Steels’ Plant Mechel Targoviste and of the Metallurgists’ Trade Union of Mechel Targoviste.

•	Employees of Mechel Campia Turzii are members of the Trade Union Industria Sarmei Campia Turzii.

•

Employees of SC Mechel Reparatii Targoviste SRL are members of the Free Independent Trade Union of Specialty Steels’ Plant Mechel Targoviste, of the Metallurgists’ Trade Union of Mechel Targoviste and of the Trade Union Industria Sarmei Campia Turzii.

•	Employees of Ductil Steel are members of the Trade Union Ductil Buzau.

•	Employees of Laminorul Plant are members of the Trade Union Metal 94 and of the Free Independent Trade Union of Laminorul Braila.

•	Employees of Toplofikatsia Rousse are members of the National Federation of Energy Workers of Bulgaria, of the Confederation of Labor Podkrepa and of the Union of Energy Workers of Bulgaria.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

•	Employees of Bluestone companies are members of the United Mine Workers of America.

•	Employees of Invicta Merchant Bar are members of the GMB Trade Union.

•	Employees of Donetsk Electrometallurgical Plant are members of the Trade Union of Workers of Metallurgical and Mining Industry of Ukraine.

In 2012, to improve the efficiency of our Romanian operations, we decided to reduce the number of our employees at Mechel Campia Turzii, Laminorul Plant and Mechel Targoviste by approximately 1,200 persons in total. The termination of all employees will be made in accordance with Romanian laws, including negotiations with the trade unions and the payment of severance packages.

We consider our relationship with our employees to be good.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2012, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	280,669,025	67.42%
Other(2)(3)	135,601,720	32.58%

Total	416,270,745	100%

(1)

Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” His business address is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation. Further information regarding Mr. Zyuzin’s shareholdings is available in the Schedule 13D filed by Mr. Zyuzin with the SEC.

(2)	According to Deutsche Bank Trust Company Americas, as of March 31, 2012, 98,761,004 common ADSs and 39,759,217 GDSs were outstanding, representing 33.28% of our total issued common shares.
(3)	We believe our directors and executive officers as a group, other than Mr. Zyuzin, own fewer than 1% of our shares.

As of March 31, 2012, there were 98,761,004 common ADSs outstanding, all of which were held by one registered holder with an address in the United States. In March 2012, we commissioned a report on our shareholding structure from IPREO, according to which approximately 27.4% of our total issued common ADSs were held by U.S. investors.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Mechel has 138,756,915 preferred shares of which 40% are held by Skyblock Limited, a wholly-owned subsidiary of Mechel, and the remaining 60% are held by the Justice persons and the public. The Justice persons acquired 60% of our preferred shares in connection with our acquisition of Bluestone. The Justice persons are residents of the United States. During 2010 and 2011, the Justice persons sold, respectively, 18.17% and 23.06% of the preferred shares they owned. As of April 20, 2011, immediately after the offering of preferred shares by Justice persons in 2011, they owned 18.77% of the preferred shares.

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

In 2010, we entered into similar arrangements with the following Russian and foreign plants and a Swiss trading company (which trades in the products of the Russian metallurgical plants described above):

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

In 2011, we continued to work with all Russian and foreign plants and a Swiss trading company, described above, under similar arrangements and no significant changes in trading policies under these arrangements were implemented.

In 2011, two of the metallurgical plants which are listed below became a part of our steel segment. We acquired Invicta Merchant Bar and Donetsk Electrometallurgical Plant on August 22 and December 22, 2011, respectively.

In 2011	Segment	Products	Location
Donetsk Electrometallurgical Plant	Steel	Semi-finished steel products	Ukraine

Invicta Merchant Bar	Steel	Semi-finished steel products	United Kingdom

The transactions with these two metallurgical plants from January 2011 to the dates of their acquisition by us are included in consolidated statement of income and comprehensive income (loss) of our group.

All the metallurgical plants and trading companies set out above are disclosed as related parties in our consolidated financial statements and are herein referred to as the “related metallurgical plants”.

In particular, we conduct the following transactions with the related metallurgical plants:

•	Purchase of raw materials and semi-finished products from third parties and their resale to the related metallurgical plants;

•	Sales of raw materials and semi-finished products produced by our subsidiaries and certain services to the related metallurgical plants;

•	Purchase of semi-finished products from the related metallurgical plants for further processing by our subsidiaries; and

•	Purchase of semi-finished and finished products from the related metallurgical plants for sale to third parties by our trading companies.

These transactions are carried out in joint interest of both parties and on market terms, except that we provide extended credit terms, varying from 30 to 180 days, which assists the related metallurgical plans with their working capital management. Our management carefully monitors receivables from and prepayments to the related metallurgical plants and we have not incurred any losses for unpaid amounts. Accounts receivable from and prepayments to the related metallurgical plants amounted to $113.9 and $512.0 million as of December 31, 2011 and 2010, respectively. No allowance was credited against this amount as of December 31, 2011 and 2010.

The products of these plants are supplementary to and help to expand our product line in the steel market and particularly benefit our Mechel Service business in Russia. In some cases, the products of the related metallurgical plants are high-quality and specialized products for which there is a stable demand in the domestic and export markets. The related metallurgical plants obtain the benefit of our strong supply and sales network. In general, our subsidiaries are either the largest supplier or customer of the related metallurgical plants, which also allows us to more closely work with these plants to improve the efficiency of their operations. While trading activities do not typically generate as high margins as sales of products produced by us, our transactions with the related metallurgical plants nevertheless allow us to earn additional margin which contributes to our net income.

During the years ended December 31, 2011 and 2010, our transactions with the related metallurgical plants for the four categories of transactions set out above amounted to:

Category of transaction	Nature of Item		December 31, 2011	December 31, 2010
	(In thousands of U.S. dollars)
Purchase of raw materials and semi-finished products from third parties and their resale to the related metallurgical plants	Costs		180,443	211,193
	Sales	(1)	203,134	227,512
Sales of goods produced by our group and certain services to the related metallurgical plants	Sales		231,217	218,603
Purchase of semi-finished products from the related metallurgical plants for further processing by our group	Costs		283,804	174,821
Purchase of semi-finished and finished products from the related metallurgical plants for sale to third parties by our trading companies	Costs		1,221,419	974,206
	Sales		1,293,487	1,051,184

(1)	Recognized as revenues in the amount of $187.8 and $201.2 million in the years ended December 31, 2011 and 2010. See note 9 to the consolidated financial statements.

As of December 31, 2011 and 2010, our group had the following balances with the related metallurgical plants:

	December 31, 2011	December 31, 2010
	(In thousands of U.S. dollars)
Assets
Trade accounts receivable	83,910	183,106
Prepayments and other current assets	29,985	328,912

Loans issued	944,530

	1,058,425	512,018

Liabilities
Trade accounts payable	129,629	91,122
Advanced received and other payables	48,115	721

	177,744	91,843

Inventories in stock purchased from these entities amounted to $185.0 and $161.8 million as of December 31, 2011 and 2010, respectively.

As the market situation improved in 2010, most of the related metallurgical plants exited formal bankruptcy procedures and agreed with their creditors to restructure and extend the repayment of their debts. From December 31, 2010 to the date of this document, our commercial dealings with the related metallurgical plants have continued substantially in the same manner as described above.

In November 2011, the Mechel Entities and the Estar Group entered into the Estar Loan Agreement pursuant to which $944.5 million of debt, mostly consisting of accounts receivable owed to us by the Estar Group, was restructured. This restructuring was approved by our lenders as part of the waivers received in April 2012. Pursuant to the terms of the Estar Loan Agreement, the Mechel Entities facilitated the Estar Loan for the total amount of approximately $944.5 million secured by cash collateral in the same amount deposited by the Mechel Entities at the bank. The proceeds from the Estar Loan were used by the Estar Group to repay most of the accounts receivable owed to us. The Estar Loan bears interest at the rate of 1-8.5% per annum, depending on the size and timing of each tranche, and matures on September 30, 2012. If the Estar Loan is not repaid at maturity on September 30, 2012, the bank may foreclose on the cash collateral, and the Mechel Entities will be entitled to enforce the pledge of shares in major related metallurgical plants and/or their parent companies and suretyships from the related metallurgical plants and/or their parent companies provided in favor of Mechel. Enforcing the pledge may cause us to take control over the related metallurgical plants and is subject to approval from the FAS.

For substantially all of the sales in the first and fourth categories of transactions (i.e., resales of products supplied to and resales of products purchased from the related metallurgical plants), our group recorded the costs and sales separately on a gross basis in the statement of income and comprehensive income (loss). See note 9 to the consolidated financial statements.

Transactions with Metallurg-Trust

In 2010, we started transactions with Metallurg-Trust, a trading company which can be significantly influenced by us through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by the related metallurgical plants supplied to the Russian market and supplying raw materials and semi-finished goods to the related metallurgical plants. In 2011 and 2010, we sold to Metallurg-Trust $423.0 million and $220.2 million of pig iron and semi-finished goods produced by Chelyabinsk Metallurgical Plant for further supply to the related metallurgical plants. The transactions used market pricing, although extended credit terms of 90 to 180 days were provided. Accounts receivable from Metallurg-Trust amounted to $176.1 and $127.8 million as of December 31, 2011 and 2010, respectively. No allowance was created against this amount as of December 31, 2011 and 2010.

As of December 31, 2011, the related metallurgical plants and Metallurg-Trust have approximately 31 billion rubles (approximately $1,054 million) of debt outstanding to the various lenders which matures during the next 8 years and is secured by certain assets of the related metallurgical plants such as shares, property and equipment. If we receive control over the related metallurgical plants by enforcing the pledges under the Estar Loan Agreement as described above we may also consider the acquisition of Metallurg-Trust to maintain the debt structure of the Estar Group for which the lenders consent has also been obtained.

See also “Item 3. Key Information — Risk Factors — Risks Relating to our Financial Condition and Financial Reporting — Any material change in our commercial dealings with, non-repayment of a loan by, or loss of accounts receivable from or prepayments to, certain related parties could have a material adverse effect on our business, results of operations and financial condition.”

Transactions with the Controlling Shareholder

As of the date of this document, the Controlling Shareholder owns 100% of the shares of Calridge Ltd. (“Calridge”), and in addition, holds his shareholdings in Mechel through Calridge and its subsidiaries.

For the period since January 1, 2009 to the date of this document (the “covered period”), Calridge and our subsidiaries extended financing of their day-to-day operations to each other through loans and purchase of promissory notes of Calridge at market rates of interest. As of the date of this document, we did not have any loans outstanding to Calridge. As of December 31, 2011, 2010 and 2009, the total amount of loans outstanding were $nil, $nil and $nil, respectively. The largest total amount of loans outstanding during the covered period was $135.7 million in June 2010. As of the date of this document, we did not hold any promissory notes of Calridge. As of December 31, 2011, 2010 and 2009, the total amount of promissory notes of Calridge outstanding held by our companies (including those under the asset management agreement with Coalmetbank, which was our related party until September 2009) were $nil, $nil and $59.0 million, respectively. The largest total amount of promissory notes of Calridge held by our companies (including those under the asset management agreement with Coalmetbank) during the covered period was $59.0 million. As of December 31, 2011, 2010 and 2009, there were no outstanding loans payable to Calridge. The largest total amount of loans outstanding during the covered period was $47.5 million in July 2010. See also note 9 to the consolidated financial statements.

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

In September 2010, the Controlling Shareholder acquired Usina Siderurgica do Para Ltda (“Usipar”), a steel company located in Brazil. During 2011 and the period from September through December 31, 2010, our purchases of pig iron amounted $72.1 and $7.5 million, respectively, and our sales of coke and other raw materials to Usipar amounted $61.2 and $13.4 million, respectively. As of December 31, 2011 and 2010, trade accounts receivable from and prepayments to Usipar amounted to $80.5 and $42.2 million. No allowance was credited against this amount as of December 31, 2011 and 2010.

Item 8. Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

Tax

On April 15, 2010, our subsidiary Chelyabinsk Metallurgical Plant received assessment from the tax authority for VAT, income tax, interest and incurred penalties for the total amount of 1.3 billion rubles relating to the year 2007. We contested this assessment with higher-level tax authorities. The higher-level tax authority invalidated the tax authority’s assessment in the amount of 1.14 billion rubles. Chelyabinsk Metallurgical Plant filed a claim with the Moscow Arbitrazh Court for the remaining amount of 172.8 million rubles. On March 28, 2011, the Moscow Arbitrazh Court rendered a decision in our favor. The decision of the Moscow Arbitrazh Court was upheld by the Ninth Arbitrazh Court of Appeal on June 30, 2011 and the Federal Arbitrazh Court of Moscow district on October 11, 2011.

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

In October 2008, Chelyabinsk Metallurgical Plant filed a claim against the Russian tax authorities seeking the invalidation of a tax assessment issued by the tax authorities for the 2005-2006 period in a total amount exceeding 3.6 billion rubles. On March 27, 2009, the Moscow Arbitrazh Court invalidated the tax authorities’ assessment in part, but recognized the tax assessment in the remaining amount of 505.8 million rubles, including fines. On August 3, 2009, the Ninth Arbitrazh Court of Appeal upheld the decision. On November 19, 2009, the Federal Arbitrazh Court of Moscow district reversed the decisions of the Moscow Arbitrazh Court and the Ninth Arbitrazh Court of Appeal and the case was remanded for a new trial. On April 2, 2010, the Moscow Arbitrazh Court rendered a decision to deny claims of Chelyabinsk Metallurgical Plant. On June 25, 2010, the Ninth Arbitrazh Court of Appeal reversed the decision of the Moscow Arbitrazh Court and invalidated the tax authorities’ assessment in the amount of 505.8 million rubles. The tax authorities did not appeal and the decision of the court of appeal entered into force.

On September 12, 2011, Korshunov Mining Plant received assessment from the tax authorities for the 2008-2009 period in a total amount of 160.9 million rubles, including 120.5 million rubles assessed in connection with transfer pricing. On September 20, 2011, we contested this assessment in the amount of 154.5 million rubles with higher-level tax authority. On March 2, 2012, the higher-level tax authority upheld the assessment of the tax authorities and on March 22, 2012, Korshunov Mining Plant filed a claim to invalidate the assessment in the amount of 154.5 million rubles with the Moscow Arbitrazh Court. The court hearing is scheduled for June 19, 2012.

In addition, we have identified possible tax liabilities arising out of differing interpretations of tax laws and regulations, largely related to minerals extraction tax, which are not accrued in our consolidated financial statements as the amount of such liabilities was not significant as of December 31, 2011. See note 24 to our consolidated financial statements.

Antimonopoly

In the summer of 2008, in the course of a regulatory inquiry into business practices in the Russian market for certain grades of coking coal concentrate, the FAS initiated an antimonopoly investigation into the business of our subsidiaries Mechel Trading House, Southern Kuzbass Coal Company, Yakutugol and Mechel Trading on allegations of abuse of their dominant position in the Russian market for certain grades of coking coal concentrate. As a result of the investigation, in August 2008 the FAS issued findings according to which these subsidiaries were held to have violated Russian antimonopoly law by abusing their dominant position in the Russian market for certain grades of coking coal concentrate. Upon completion of investigation, the FAS issued a directive prohibiting these entities from abusing their dominant position and ordering certain action to restore competition. In particular, the FAS ordered these entities and their successors to refrain from taking any action in the Russian market for certain grades of coking coal concentrate which would or may preclude, limit or eliminate competition and/or violate third parties’ interests, including fixing and maintaining a monopolistically high or low price, refusing or avoiding to enter into an agreement with certain buyers without good economic or technological reasons where the production or supply of the relevant grades of coking coal concentrate is possible and creating discriminatory conditions for buyers. Under Russian law, a “discriminatory condition” means a condition of entering the market or a condition of production, exchange, consumption, acquisition, sale or other transfer of goods under which a person or group of persons find themselves in a disadvantageous position as compared to another person or group of persons. The FAS considered our exports of certain grades of coking coal concentrate, in a situation where the Russian buyers’ requirements were not being satisfied and the terms and conditions of the export sales contracts differed from domestic sales contracts, to be a discriminatory condition for Russian buyers. Thus, the FAS’s directive not to create discriminatory conditions for buyers means that we must satisfy the requirements of Russian buyers on a priority basis. In addition, the directive requires these entities to submit to the FAS during the next 5 years economic justifications of each coking coal concentrate price increase of more than 5% as compared to the prices of previous quarter, reduce sale prices by 15% for the period from September 2008 until December 2008 and execute long-term supply contracts of at least three years’ duration with effect from 2009. We fulfilled all terms set forth in the FAS directive and intend to continue to comply with them in the future.

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

Environmental and safety

As a result of Rosprirodnadzor’s inspections conduced in November 2011 at some of our subsoil license areas operated by Southern Kuzbass Coal Company, such as the Olzherassk, Razvedochny and Yerunakovsk-3 license areas, the Federal Agency for Subsoil Use requested that we rectify certain violations of the terms of subsoil licenses, such as the failure to meet the deadline for commencement and completion of exploration works. On May 3, 2012, we presented our report regarding measures that we implemented to rectify the identified violations, and the Commission for Termination of Subsoil Licenses accepted our report.

Rosprirodnadzor conducted inspections through March and April 2012 at certain subsoil license areas operated by Yakutugol, such as the Moshchny as well as the Piatimetrovy and Promezhutochny II seams license areas of Neryungrinsky Open Pit and the Dzhebariki-Khaya license area of Dzhebariki-Khaya Underground. On May 3, 2012, the Federal Agency for Subsoil Use requested that we rectify certain violations of the terms of subsoil licenses for Neryungrinsky Open Pit. We expect to receive the detailed notification regarding the required measures and deadlines in the near future and will use all possible efforts to comply with these requirements. Rosprirodnadzor will conduct an inspection regarding our implementation of these requirements and the results will be considered by the Commission for Termination of Subsoil Licenses in making a final decision regarding the termination of Yakutugol’s licenses. The Commission for Termination of Subsoil Licenses accepted our report about measures that are being implemented to rectify the violations at Dzhebariki-Khaya Underground. Failure to comply with the notification of the Federal Agency for Subsoil Use may lead to early termination of Yakutugol’s licenses for the Moshchny as well as the Piatimetrovy and Promezhutochny II seams license areas.

During the period from March 2 to April 13, 2009, following the results of comprehensive inspections of industrial safety conditions at subsidiaries of Southern Kuzbass Coal Company, Rostekhnadzor has identified a number of violations, including the lack of expert examination of industrial safety of certain facilities, failure to implement measures to address safety violations identified in previous inspections, carrying on operations deviating from the approved projects and plans, and untimely updating of equipment. Rostekhnadzor imposed temporary bans on operations of four of our facilities at Southern Kuzbass Coal Company and submitted the materials on all of the alleged administrative infractions to the court. Following the results of consideration of the cases, the court suspended the operations of one facility for 17 days. After we complied with all of the requirements set forth in the Rostekhnadzor’s order, the operations at the facility were resumed. The requirements with respect to revision of existing projects or development of new projects have been addressed in our mining development plan for 2011 and their implementation is being monitored by Rostekhnadzor. We completed the implementation of all of the requirements addressed in our mining development plan for 2011 in the fourth quarter of 2011.

In April 2009, Rostekhnadzor conducted inspections at Southern Kuzbass Power Plant. In the course of the inspections, a number of violations were identified, mainly of a technical nature and connected with excessive wear of obsolete equipment and the company’s failure to comply with certain industrial safety requirements, which resulted in destruction of boiler cladding and excessive levels of gas and dust in the boiler department. Rostekhnadzor stated in its order of April 6, 2009 that the identified violations must be rectified by implementing a number of measures. Most of the identified violations (197 out of 208) were rectified and certain prescribed measures were implemented within the time limits established by Rostekhnadzor. One of the measures was revoked by Rostekhnadzor. The remaining ten violations were rectified by implementing the prescribed measures in accordance with a schedule agreed with Rostekhnadzor. In addition, the cladding and thermal insulation of the most problematic boilers have been repaired.

On July 2, 2010, following an inspection of compliance with the industrial safety regulations, Rostekhnadzor issued an order to Southern Kuzbass Power Plant requiring it to undertake 219 measures to rectify identified inconsistencies with the industrial safety regulations. The court of first instance rendered a decision in support of the Rostekhnadzor’s order. Most of the measures prescribed by Rostekhnadzor were implemented. We filed several requests to the court to extend the deadline for implementation of 58 measures. On July 25, 2011, the court allowed us to stay execution of most of them until October 15, 2011. Currently, we have implemented 208 out of 219 measures prescribed by Rostekhnadzor and nine measures were revoked from execution. We expect to implement the remaining two measures during 2012. On March 29, 2012, we applied to the court for stay of execution of these two measures and the court hearing is scheduled for May 10, 2012.

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the discharge of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must limit the discharge of pollutants into the atmosphere to comply with the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. We applied several times for stay of execution and the court allowed us to stay execution of this mandate until August 1, 2011. We are in the process of reconstruction and replacement of the dust and gas scrubber equipment. In April 2012, we applied for another stay of execution. The court hearing is scheduled for May 18, 2012.

On August 16, 2010, a spontaneous ignition of coal started in a mined-out section of a longwall working area at the Olzherasskaya-Novaya Underground, a branch of Southern Kuzbass Coal Company. Shortly thereafter, Rostekhnadzor imposed a temporary ban on operations at the mine. On August 23, 2010, the fire area was sealed. On August 26, 2010, upon Rostekhnadzor’s application, the court rendered a decision to suspend operations at the Olzherasskaya-Novaya Underground for 90 days. On October 1, 2010, the court ruled to cancel the suspension of operations. From September 2010 to October 2011, we drilled surface and drainage-level wells into the affected area and filled it with silt material, thereby extinguishing the fire. Mining operations recommenced on November 4, 2011.

On November 29, 2011, following an unscheduled inspection, Rostekhnadzor imposed a temporary ban on operations at the Olzherasskaya-Novaya Underground’s longwall. The operations were banned due to the failure to implement coal dust control measures as required under safety rules for coal mines. On December 2, 2011, upon Rostekhnadzor’s application, the court rendered a decision to suspend operations at the mine’s longwall for 90 days. The identified violations were eliminated and on December 9, 2011 the court ruled to cancel the suspension of operations.

On February 7, 2012, following another unscheduled inspection, Rostekhnadzor imposed a temporary ban on mining operations at the Olzherasskaya-Novaya Underground’s longwall until the court hearing. The operations were banned due to lack of Rostekhnadzor’s permit for use of aerogas control automated system required under safety rules for coal mines. On February 16, 2012, the operations at the Olzherasskaya-Novaya Underground’s longwall were resumed pursuant to a court order.

On February 27, 2012, Rostekhnadzor imposed a temporary ban on operations at the Olzherasskaya-Novaya Underground’s longwall due to a spontaneous ignition of coal in a mined-out section of a longwall working area at the mine. On March 1, 2012, the fire area was sealed. On March 5, 2012, upon Rostekhnadzor’s application, the court rendered a decision to suspend operations at the mine’s longwall for 30 days. At present, operations at the fire area have not been resumed yet. We are implementing a set of measures to extinguish the fire. We expect mining operations to be resumed in the first quarter of 2013.

During the period from June 2 to June 5, 2011, a spontaneous ignition of coal started in a mined-out section of a longwall working area at the Sibirginskaya Underground. Shortly thereafter, Rostekhnadzor imposed a temporary ban on operations at the mine’s longwall. On June 11, 2011, the fire area was sealed. Rostekhnadzor considered the violation as material and on June 15, 2011, issued an order to suspend operations at the Sibirginskaya Underground’s longwall for 90 days. We commenced works for implementation of measures to extinguish the fire on June 22, 2011. We drilled wells from other working mines into the affected area and pumped nitrogen into wells. We also drilled surface wells to monitor levels of gas. Excavation operations were commenced to develop a new mine face. On July 22, 2011, Rostekhnadzor cancelled the suspension of operations. We started mining operations at the new longwall on May 4, 2012.

On November 29, 2011, following an unscheduled inspection Rostekhnadzor imposed a temporary ban on operations at the V.I. Lenina Underground’s longwall due to the presence of gas and dust in excess of permitted levels. On November 30, 2011, upon Rostekhnadzor’s application, the court rendered a decision to suspend operations at the mine’s longwall for 90 days. The identified violations were eliminated. On December 9, 2011, the court ruled to cancel the suspension of operations and we resumed mining operations at the V.I. Lenina Underground’s longwall.

In 2008, Pinnacle Mining Company (“Pinnacle”) filed a suit against the Bluestone companies and a third-party engineering firm in the U.S. District Court for the Southern District of Beckley, West Virginia. Pinnacle asserts claims against the defendants for negligence, strict liability, violation of the Federal Surface Mining Control and Reclamation Act, and injunctive relief. The case arises from mining activity conducted by Bluestone companies in the “safety zone” of a coal slurry impoundment maintained by Pinnacle. The parties filed a joint motion to stay, and the court granted the stay, which has allowed additional time for the regulatory agencies involved to determine what steps are necessary for remediation. A plan has been submitted by the defendants and was approved by the West Virginia Department of Environmental Protection (“WVDEP”). We have completed the installation of pumps to dewater the mine in accordance with the plan and provided Pinnacle with access to online data about mine water levels available in real time regime 24/7. At present, we have unresolved issue regarding Pinnacle’s access to the underground part of the mine. Our position is that, unlike the surface area of the mine, the underground part of the mine should not be available for anytime inspection by Pinnacle since the area was sealed due to safety reasons. We are currently trying to resolve this issue with WVDEP. We are defending the matter and have asserted issues of comparative fault by the plaintiff and our engineering company at the time of the incident in November 2007. We have full indemnity on this claim from the previous owner of Bluestone in accordance with the terms of the acquisition agreement, however, there is no assurance that the previous owner of Bluestone will not contest our requests for indemnification.

Commercial litigation

In May 2009, Suncoke served Bluestone with a claim for failure to perform its obligations under contracts to supply coal to Suncoke in 2008. Suncoke has demanded approximately $67.0 million in damages plus attorney fees. Suncoke unilaterally terminated the contract in May 2009, and we believe that the part of the claim demanding compensation for the period after termination of the contract, which we estimate amounts to approximately $20 million, will not be awarded by the court. Our position regarding the rest of the claim in the amount of $47 million is that Suncoke was able to cover the subject coal at no additional cost and that Suncoke was also in violation of its contractual obligations in 2008 for not accepting delivery of the tonnage as agreed under the supply contract. In March 2010 Suncoke filed a lawsuit with the Superior Court of the State of Delaware in and for the New Castle County against Bluestone claiming damages for failure to supply coal in 2008 and 2009. On motion of the parties, the proceedings were stayed in connection with the settlement discussions. The parties exchanged information and documents stating the positions of the parties. As a result of review of the documents, each party provided additional questions and document requests. In July 2011, parties had a meeting with a mediator, however, they could not reach an agreement regarding the terms of settlement. In October 2011, the parties had another meeting with a view to reaching a settlement of their dispute out of court; however that meeting did not result in settlement either. On November 22, 2011, we filed a statement of defense and a counterclaim. We have full indemnity on this claim from the previous owner of Bluestone in accordance with the terms of the acquisition agreement, however, there is no assurance that the previous owner of Bluestone will not contest our requests for indemnification.

On August 2, 2011, Engineering Corporation “Transstroy” ZAO (“ECT”), filed a claim against Yakutugol in the Arbitrazh Court of the Sakha Republic (Yakutia) seeking 772.7 million rubles, which ECT alleges it is owed for design, survey and construction services provided by it during construction of the rail line and an access road from Zeysk Station (Far Eastern Railway) to the Elga coal deposit. In response to the claim, we asked the court to appoint an expert to value ECT’s services. In our view, the amount claimed is not justified since a substantial part of the work performed by ECT did not satisfy the relevant quality requirements and was not performed within the agreed timetable. In particular, the construction plan of the rail approach line developed by ECT was not approved by the state expert review and we had to hire another contractor to adjust the plan. We also filed a counterclaim against ECT seeking to reduce the cost of its services to the total amount of 148 million rubles. On December 1, 2011, the court ruled in favor of ECT and dismissed our counterclaim and also disallowed our request to appoint an expert. Both Yakutugol and ECT appealed the decision. At the court hearing held on March 21, 2012 ECT withdrew its appeal. On March 27, 2012, the parties agreed to settle their claims out-of-court. Under the amicable settlement agreement, which the parties signed and the court approved on

March 28, 2012, ECT agreed to reduce the amount of claim down to 525 million rubles and Yakutugol agreed to pay the agreed amount by April 30, 2012. We discharged our obligations under the agreement in full.

On March 19, 2009, MMK filed a lawsuit against Mechel Trading House seeking invalidation of its five-year coking coal concentrate supply contract on the grounds that the contract was not approved by MMK’s management board. On June 11, 2009, the court of first instance rendered a decision to deny the claim. MMK appealed this decision both in the court of appeal and in the court of cassation, however, MMK’s appeal was dismissed. The court decision entered into full force.

On May 20, 2009, Metalltrade filed a lawsuit against Mechel Trading House seeking to terminate its five-year coking coal concentrate supply contract. On January 13, 2010, the court denied the claim. Metalltrade did not appeal. The court decision entered into full force.

Russian securities litigation

In March 2012, the Swiss company Bank Julius Baer and Co. Ltd. (“Bank Julius Baer”) filed a claim against Tomusinsky Open Pit in the Arbitrazh Court of Kemerovo region seeking invalidation of the decision of the extraordinary shareholders’ meeting to approve the increase of the charter capital of more than 25% by issuing additional common shares in the amount of 13.3 thousand with nominal value one ruble per each share. Bank Julius Baer owns common and preferred shares of Tomusinsky Open Pit, which in total amount to 22.95% of its charter capital. The plaintiff argues that the increase in the charter capital of Tomusinsky Open Pit is unreasonable given that Tomusinsky Open Pit has available funds and the additional share issue would lead to dilution of its minority share in Tomusinsky Open Pit. In addition, Bank Julius Baer challenges the placement price per each common share set by the board of directors of Tomusinsky Open Pit on the basis that it was set below the market price. On March 14, 2012, the court adopted the interim measures and prohibited further issue and placement of additional common shares of Tomusinsky Open Pit, until the dispute is finally resolved. The court hearing is scheduled for May 16, 2012.

U.S. securities litigation

On April 8, 2009, a person who held our common ADSs between October 2007 and July 2008 filed a lawsuit in the U.S. District Court for the Southern District of New York, against Mechel, Mr. Igor V. Zyuzin, then Chief Executive Officer of Mechel, Mr. Stanislav A. Ploshchenko, our Senior Vice President — Finance, and Mr. Vladimir A. Polin, then member of Mechel’s Board of Directors. The plaintiff alleged claims under the United States Securities Exchange Act of 1934, specifically Section 10(b) (and Rule 10b-5) and Section 20(a). The Court subsequently appointed other holders of our ADSs as Lead Plaintiffs in the case, and on February 19, 2010, those Lead Plaintiffs filed a Second Amended Complaint (“SAC”). The SAC cited certain claims by Russian governmental authorities that Mechel violated provisions of Russian antimonopoly and tax laws and contended that Mechel’s financial statements and other public disclosures from October 2007 to July 2008 were materially misleading because those statements included revenues the plaintiffs claim were artificially inflated by the allegedly illegal activities. The SAC sought certification of a class of investors who purchased our ADSs between October 3, 2007 and July 25, 2008. We successfully moved to dismiss the SAC, and on August 9, 2011, the Court dismissed all of the Lead Plaintiffs’ claims without leave to amend. The Court agreed with us that the plaintiffs had not pleaded and could not plead any cognizable motive on the part of the individual defendants — or anyone else at Mechel — to have misled investors, and that the plaintiffs had not pleaded and could not plead any basis for their contention that Mechel anticipated or should have anticipated the actions taken against us by our regulators. On September 9, 2011, one of the Lead Plaintiffs (but not the others) exercised its right to appeal the District Court’s decision to the U.S. Court of Appeals for the Second Circuit, and the appellate court, as is customary in cases of this type, put the case on an expedited docket. In light of the District Court’s decision we have contested the Lead Plaintiff’s appeal vigorously. The Court of Appeals heard oral argument on March 12, 2012 and affirmed the decision of District Court on April 11, 2012. If the Lead Plaintiff elects to pursue further appeals, we will contest these appeals vigorously.

Dividend Distribution Policy

We will determine the amount of dividends payable on our common shares based on cash needs of our business, which will be influenced by the market situation, results of our operations, the level and availability of debt and the requirements of our capital investment program.

We calculate the amount of dividends payable on our preferred shares based on a formula which is fixed in our charter. See “Item 10. Additional Information — Description of Capital Stock — Dividends.”

In addition, some of our credit facility agreements impose certain restrictions on the payment of dividends on our shares. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

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

On May 10, 2012, our board of directors recommended that, at the annual general shareholders’ meeting, our shareholders approve payment of a dividend in the amount of approximately 3.3 billion rubles for common shares and approximately 4.3 billion rubles for preferred shares (of which approximately 1.7 billion rubles will be paid to Skyblock Limited a wholly-owned subsidiary of Mechel, holding our preferred shares). On June 6, 2011, Mechel declared a dividend of 3.6 billion rubles for common shares and 3.6 billion rubles for preferred shares (of which 1.5 billion rubles was paid to Skyblock Limited), which was paid in August 2011. On June 30, 2010, Mechel declared a dividend of 453.7 million rubles for common shares and 456.5 million rubles for preferred shares (of which 182.6 million rubles was paid to Skyblock Limited), which was paid in July and December 2010. On June 30, 2009, Mechel declared a dividend of 2.3 billion rubles for common shares and 7.0 billion rubles for preferred shares (of which 2.8 billion rubles was paid to Skyblock Limited), which was paid in October, November and December 2009. In each case we could not pay dividends to those shareholders who did not provide us with their bank account details.

We anticipate that any dividends we may pay in the future on shares represented by ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. For information on risks associated with non-payment of dividends to holders of ADSs, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries.”

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2011.

Item 9. The Offer and Listing

Our common ADSs have been listed on the New York Stock Exchange under the symbol “MTL” since October 2004. Our common shares were listed on Open Joint Stock Company “Russian Trading System” Stock Exchange (“RTS”) under the symbol “MTLR” in June 2004, and in October 2008 were promoted to the quotation list “A-2”. In December 2011, RTS ceased to exist as a result of its reorganization through accession to Closed Joint Stock Company Moscow Interbank Currency Exchange (“CJSC MICEX”), now Open Joint Stock Company “MICEX-RTS” (“MICEX-RTS”), and our common shares were excluded from the quotation list “A-2” on RTS. In December 2008, our common shares were admitted to trading on MICEX and included in the quotation list “V”, and were promoted to the quotation list “A-1” in March 2009. Following the formation of MICEX-RTS in December 2011, our common shares have been traded in the quotation list “A-1” on MICEX only. Since the liquidity of our shares on MICEX was typically much higher than on RTS, in the table below starting from January 2009 until December 2011 we use MICEX data (conversion from rubles into U.S. dollars is made using the Central Bank of Russia exchange rate).

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

	Common ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)
April 2012	9.51	8.45	9.44	8.43
March 2012	11.32	8.98	11.20	8.97
February 2012	12.37	10.48	11.89	10.62
January 2012	11.47	9.05	11.56	8.76
December 2011	11.74	7.90	11.53	8.05
November 2011	13.64	8.97	13.39	9.40
October 2011	14.40	9.22	13.74	8.86
First Quarter 2012	12.37	8.98	11.89	8.76
Fourth Quarter 2011	14.40	7.90	13.74	8.05
Third Quarter 2011	25.66	10.19	25.33	10.63
Second Quarter 2011	31.94	23.89	31.97	24.82
First Quarter 2011	34.59	28.40	32.74	28.86
Fourth Quarter 2010	29.58	22.35	29.04	22.90
Third Quarter 2010	25.24	17.45	25.09	17.85
Second Quarter 2010	30.80	18.14	30.11	19.23
First Quarter 2010	28.75	19.72	28.31	17.64
2011	34.59	7.90	32.74	8.05
2010	30.80	17.45	30.11	17.64
2009	21.82	2.57	17.81	2.29
2008	57.62	3.66	45.00	4.10
2007	34.63	7.91	25.71	8.30
2006	10.32	6.34	10.20	6.25
2005	12.17	7.02	11.20	7.75
2004	7.48	5.26	17.00	0.36

Our preferred ADSs have been listed on the New York Stock Exchange under the symbol “MTL PR” since May 2010. In April 2011, our preferred shares were admitted to trading without listing on RTS and MICEX. Our preferred shares were included in the quotation list “A-1” on MICEX in July 2011. In December 2011, RTS ceased to exist as a result of accession to CJSC MICEX, now MICEX-RTS, and our preferred shares were excluded from the list of securities admitted to trading without listing on RTS. Following the formation of MICEX-RTS in December 2011, our preferred shares have been traded in the quotation list “A-1” on MICEX only. Each preferred ADS represents one-half of a preferred share.

The following table sets forth the high and low closing prices per preferred ADS and preferred shares for: (1) the most recent six months; (2) the most recent four quarters; and (3) all years following the public offering in 2010.

	Preferred ADSs		Preferred Shares
	High	Low	High	Low
	(In U.S. dollars)
April 2012	3.70	3.26	7.10	6.67
March 2012	4.53	3.57	8.15	7.04
February 2012	4.91	4.30	8.14	8.05
January 2012	4.65	3.59	7.73	6.21
December 2011	4.76	3.24	8.21	6.15
November 2011	5.13	3.66	8.88	7.28
October 2011	5.42	3.81	8.99	6.72
First Quarter 2012	4.91	3.57	8.15	6.21
Fourth Quarter 2011	5.42	3.24	8.99	6.15
Third Quarter 2011	8.75	4.00	15.97	7.87
Second Quarter 2011	11.27	8.52	17.36	14.69
2011	11.27	3.24	8.99	6.15
2010	9.66	6.60	n/a	n/a

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

Currently, we have more than 1,000 holders of voting shares, which determines the applicability of certain provisions of the Joint-Stock Companies Law, as described below. The depositary is currently considered under Russian law to be the sole holder of all of the shares underlying our ADSs and GDSs. Under the Central Depositary Law and related amendments to the Russian securities laws, our shares which are circulating outside of Russia in the form of ADSs will have to be held with a special, newly introduced, “depo account for depositary programmes” opened by the depositary with a Russian custodian which has a nominee account at the central depositary. Unlike under current regime, the Central Depositary Law provides that the depositary will not be considered the legal owner of the shares, although its status under the Central Depositary Law is not entirely clear. The new regime should come into force on January 1, 2013. At the moment it is not clear how the relevant provisions of the new regime will be implemented and how it will affect our depositary or ADSs already issued.

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

Rights attaching to common shares

Holders of our common shares have the right to vote at general shareholders’ meetings. As required by the Joint-Stock Companies Law and our charter, all of our common shares have the same nominal value and grant to their holders identical rights. Each fully paid common share, except for treasury shares, gives its holder the right to:

•	freely transfer the shares without the consent of other shareholders or the company;

•	receive dividends in accordance with our charter and current legislation;

•	participate in general shareholders’ meetings and vote on all matters of shareholders’ competence;

•	transfer voting rights to its representative on the basis of a power of attorney;

•	elect and be elected to the governing and controlling bodies of the company;

•

if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals to the agenda of the annual general shareholders’ meeting and nominate candidates to our board of directors, review commission and counting commission;

•

if holding, alone or with other holders, 10% or more of the voting stock, demand that the board of directors call an extraordinary general shareholders’ meeting or an unscheduled audit by our review commission or an independent auditor;

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

•	exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of general shareholders’ meetings approved in accordance with its competence.

Rights attaching to preferred shares

Pursuant to our charter, as amended, all of our preferred shares have the same nominal value and grant to their holders identical rights. Each fully paid preferred share gives its holder the right to:

•	freely transfer preferred shares without the consent of other shareholders;

•	receive dividends in accordance with our charter and current legislation;

•	upon liquidation, receive a portion of our liquidation value, which is equal to a portion of our assets calculated pro rata to the portion represented by one preferred share in our charter capital;

•	have access to certain company documents and receive copies for a reasonable fee;

•	transfer all or part of the rights attached to the preferred shares to its representative on the basis of a power of attorney; and

•	participate in shareholders’ meetings and vote on the following matters:

•	our reorganization, liquidation and release from the obligation to comply with applicable Russian disclosure rules;

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

Pre-emptive rights

The Joint-Stock Companies Law and our charter provide existing shareholders with a pre-emptive right to purchase additional shares or securities convertible into shares issued by way of open subscription in an amount proportionate to their existing holding of shares of the same category as the newly issued shares. In addition, the Joint-Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to placement of shares or securities convertible into shares through a closed subscription among existing shareholders only, provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must provide shareholders with written notice of the proposed placement of shares at least 45 days prior to the offering, during which time shareholders may exercise their pre-emptive rights.

Dividends

The Joint-Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a financial quarter, half a year, nine months and/or year. Dividends are recommended to a general shareholders’ meeting by the board of directors, and approved by the general shareholders’ meeting by a majority vote. A decision on quarterly dividends may be taken at a general shareholder’ meeting within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders’ meeting. A decision on payment of dividends for common shares can be taken only after the decision on payment of dividends for preferred shares is taken. The dividend approved at the general shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “— General Meetings of Shareholders — Notice and participation.” Dividends are not paid on treasury shares. A company is required to pay dividends within the time period, which is indicated in the charter or the shareholders’ resolution approving the dividends, which may not be more than 60 days from the date of such resolution. A shareholder who is entitled to the declared dividends but has not received them has a right to make a claim to the company for the unpaid dividends within three years upon the expiration of the dividend payment period. Upon the expiration of this three year period, claims for declared and unpaid dividends will lapse in favor of the company.

The Joint-Stock Companies Law allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•	the charter capital of the company has been paid in full;

•

the value of the company’s net assets on the date of adoption of the decision to pay dividends is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares of the company;

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

Distributions to shareholders on liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint-Stock Companies Law and our charter allows us to be liquidated:

•	voluntarily, by a three-quarters majority of the voting stock present at a general shareholders’ meeting; or

•	unvolantarily, by a court order.

Following a decision to liquidate the company, the right to manage our affairs would pass to a liquidation commission which, in the case of voluntary liquidation, is appointed by a general shareholders’ meeting and, in an involuntary liquidation, is appointed by the court. Creditors may file claims within a period to be determined by the liquidation commission, but which may not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

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

Claims of creditors in connection with obligations secured by a pledge of the company’s property (“secured claims”) are satisfied out of the proceeds of the sale of the pledged property prior to claims of any other creditors except for the creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company’s property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

The Joint-Stock Companies Law and our charter provide for the following order of priority for distribution of remaining assets after settlement with creditors:

•	payments to repurchase shares from shareholders having the right to demand repurchase;

•	payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company’s charter, as amended; and

•	payments to holders of common and preferred shares with account of the previously paid liquidation value of the preferred shares.

Liability of shareholders

The Civil Code and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of a joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is called an “effective parent.” The entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in course of carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such entities; and

•	the effective parent gives binding instructions to the effective subsidiary based on the above-mentioned decision-making capability.

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, a shareholder will not be personally liable for our debts or those of our effective subsidiaries unless such shareholder controls our business and the conditions set forth above are met. See “Risk Factors — Legal risks and uncertainties — Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.”

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the fault of an effective parent only when the effective parent has used the right to give binding instructions, knowing that the consequence of carrying out this action would be insolvency or bankruptcy of this effective subsidiary. This is the case regardless of how the effective parent’s capability to determine decisions of the effective subsidiary arises, for example, whether through ownership of voting securities or by contract. If the effective subsidiary is a joint-stock company, the effective parent has secondary liability only if the effective parent has caused the effective subsidiary to take any action or fail to take any action, knowing that such action or failure to take action would result in insolvency or bankruptcy of the effective subsidiary. If the effective subsidiary is a limited liability company, the effective parent may be held secondarily liable if the effective subsidiary’s insolvency is caused by the willful misconduct or negligence of such effective parent and if the effective subsidiary’s assets are insufficient to cover its obligations. To be relieved from the liability, the effective parent would need to prove before the court that it acted in good faith and in the interests of the effective subsidiary.

Shareholders of an effective subsidiary that is a joint-stock company may also claim compensation for the effective subsidiary’s losses from the effective parent if: (1) the effective parent caused the effective subsidiary to take any action or fail to take any action that resulted in a loss and (2) the effective parent knew that such action or failure to take such action would result in an effective subsidiary’s loss. Members of an effective subsidiary that is a limited liability company may claim compensation for the effective subsidiary’s losses from the effective parent if the effective parent through its willful misconduct or negligence caused the effective subsidiary to take any action that resulted in a loss.

Russian law also provides for other cases in which shareholders may be held liable to us.

Charter capital increase

We may increase our charter capital by:

•	issuing additional shares, or

•	increasing the nominal value of already issued shares.

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting more than 25% of the number of issued common shares, requires a three-quarters majority of the voting stock present at a general shareholders’ meeting. A decision to increase the charter capital by increasing the nominal value of issued shares requires a majority of the voting stock present at a general shareholders’ meeting. In addition, the issuance of shares above the number of authorized and non-issued shares provided in our charter necessitates a charter amendment, which requires a three-quarters majority of the voting stock present at a general shareholders’ meeting.

The Joint-Stock Companies Law requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value, except in limited circumstances where: (1) existing shareholders exercise a pre-emptive right to purchase shares at the price which is not more than 10% lower than the price paid by third parties, or (2) fees of up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for new shares, based on the appraisal report of an independent appraiser.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint-stock company. These procedures require:

•	taking a decision on share placement and approving the resolution on share issuance;

•	registration of a share issuance with the FFMS;

•	following the placement of the shares, registration or filing with the FFMS of a report on results of share issuance and its public disclosure; and

•	public disclosure of information relating to the share issuance.

Charter capital decrease

The Joint-Stock Companies Law does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint-stock company. The Joint-Stock Companies Law and our charter require that any decision to reduce our charter capital, whether through a repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made at a general shareholders’ meeting.

The Joint-Stock Companies Law allows a company to reduce its share capital only if, at the time of such reduction:

•	its share capital is paid up in full;

•	the company is not, and would not become, as a result of the payment to, or the modification of the securities of, the shareholders, as described above, insolvent;

•

the value of its net assets is not less (and would not become less, as a result of the payment or the modification of the securities to the shareholders) than the sum of its share capital, the reserve fund and the difference between the liquidation value and the par value of its issued and outstanding preferred shares;

•	the company has repurchased all shares from shareholders that have the right to demand repurchase of their shares under legislation protecting the rights of minority shareholders, as described below;

•	the company has fully paid all declared dividends; and

•	the company complies with other requirements of Russian legislation.

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

Share buy-backs

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

The Joint-Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares if the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•	reorganization;

•	conclusion of a major transaction, as defined under Russian law; or

•	amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders’ rights.

A shareholder demanding repurchase must send to us a written request within 45 days following the date when the relevant decision of the general shareholders’ meeting is taken. We must purchase the shares of the demanding shareholder within 30 days following the expiration of the above 45-day period. We may spend up to 10% of our net assets calculated under Russian accounting standards on the date of the adoption of the decision which gives rise for a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis.

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

Starting from July 1, 2012, the Central Depositary Law and related amendments adopted in December 2011 introduce certain changes to the way the rights to shares in Russian companies may be recorded and transferred. Under newly introduced regime, only the central depositary will be entitled to open nominee holder accounts in shareholders’ register of Russian public companies, which is expected to cause most transactions with shares of Russian public companies to be settled through the central depositary.

The amendments have also recognized that foreign institutions are not the owners of shares which they hold on behalf of third parties. A foreign institution that is an international centralized system for the recording of rights to securities or the settling of transactions with securities, or a foreign central depositary and/or settlement depositary, will be able to open ‘foreign nominee depo account’ with the central depositary, provided that such foreign institution is included in the list of ‘eligible’ institutions approved by the FFMS. The list of ‘eligible’ institutions has not been adopted by the FFMS yet. A foreign institution holding shares on behalf of third parties will also be able to open a ‘foreign authorized holder depo account’ with a Russian depositary, provided that it is incorporated in an ‘eligible’ country and is not the owner of the shares but is entitled, pursuant to its governing law, to perform any legal or physical actions in relation to such shares or exercise rights over such shares in its own name and on behalf of the third party. Neither a ‘foreign nominee depo account’ nor a ‘foreign authorized holder depo account’ will be considered an ‘owner’s account’. It is not yet clear, whether entries in the books of such foreign companies are a satisfactory mechanism for registering the transfer of shares under Russian law. These and some other uncertainties of the new rules will need to be resolved in implementing regulation or further amendments to the laws and it currently remains unclear how the new laws will be applied in practice.

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

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings:

•

filing quarterly reports with the FFMS and MICEX containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the Board of Directors, management board and review commission, our branches and representative offices, our subsidiaries and affiliates, our shares, bank accounts and auditors, important developments during the reporting quarter, quarterly accounting reports prepared in accordance with Russian accounting standards, and other information about our financial and business activity;

•	disclosure of the aforementioned quarterly reports on our websites at www.mechel.ru and www.mechel.com;

•

disclosure of any information concerning material facts and other official disclosures, including, among other things, our reorganization; certain changes in the amount of our assets; decisions on share issuances; certain changes in ownership and shareholding; information about controlled organizations which are material to us or organizations controlling us, reorganization, liquidation or bankruptcy of such organizations; conclusion of agreement with our controlled or controlling organization, where we are required to buy securities issued by such controlled or controlling organization; as well as shareholder and management bodies resolutions through publishing such information in the newswire of authorized information agencies and on our websites at www.mechel.ru and www.mechel.com;

•	notifying MICEX about aforementioned information concerning material facts and other official disclosures;

•	disclosure of the documents that we have received in connection with any of the following:

•	a voluntary offer (including any competing offer) to acquire us;

•	a mandatory offer (including any competing offer) to acquire us;

•	a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of our common shares; and

•	a request that minority shareholders sell their shares to the person that has acquired more than 95% of our common shares;

•

disclosing information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities regulations by means of publishing it in the newswire of authorized information agencies and on our websites at www.mechel.ru and www.mechel.com, as well as by filing it with the FFMS and MICEX;

•	disclosing our charter and internal corporate governance documents on our websites at www.mechel.ru and www.mechel.com and filing them with MICEX;

•

disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards and our annual and interim U.S. GAAP financial statements on our websites at www.mechel.ru and www.mechel.com and filing them with the FFMS and MICEX;

•	filing with MICEX on a quarterly basis a list of our affiliated companies and individuals and disclosing such list and its amendments on our websites at www.mechel.ru and www.mechel.com;

•	disclosure on our websites at www.mechel.ru and www.mechel.com of a list of information which is considered an insider information and approved by the company (“insider information”);

•	disclosure of insider information by means of publishing it in the newswire of authorized information agencies and on our websites at www.mechel.ru and www.mechel.com;

•	filing a list of insiders with MICEX; and

•	disclosure of other information as required by applicable Russian securities legislation and the rules of MICEX.

General Meetings of Shareholders

Procedure

A general shareholders’ meeting may exercise only the powers that are set forth in the Joint-Stock Companies Law and in our charter. Among the issues which our shareholders have the exclusive power to decide are:

•	approval of charter amendments or of a new version of the charter;

•	reorganizations or liquidations;

•	election and early removal of the members of the board of directors;

•	determination of the number, nominal value and type of authorized shares and rights granted by such shares;

•	changes in the company’s charter capital;

•	appointment and early removal of the members of our review commission and counting commission;

•	approval of our independent auditor;

•

approval of certain interested party transactions (the value of which is 2% or more of the balance sheet value of the company’s assets) and major transactions (the value of which is more than 50% of the balance sheet value of the company’s assets);

•	distribution of profits and losses, including approval of dividends payment;

•	decisions on our participation in commercial or industrial groups or other associations of commercial entities;

•	redemption by the company of issued shares in cases provided for by the Joint-Stock Companies Law;

•	approval of certain internal documents regulating the activity of our governing bodies; and

•	other issues, as provided by the Joint-Stock Companies Law and our charter.

Voting at a general shareholders’ meeting is generally carried out on the principle of one vote per voting share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority of the voting stock present at a general shareholders’ meeting. However, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve the following:

•	approval of charter amendments or of a new version of the charter;

•	reorganizations or liquidations;

•	major transactions involving assets in excess of 50% of the balance sheet value of the company’s assets;

•	determination of the number, nominal value and category (type) of authorized shares and the rights granted by such shares;

•	repurchase by the company of its issued shares;

•	any issuance of shares or securities convertible into common shares by closed subscription;

•	issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares; and

•	a decrease of charter capital by means of a change in the nominal value of shares.

The quorum requirement for our general shareholders’ meeting is met if shareholders (or their representatives) accounting for more than 50% of the issued voting shares are present. If the quorum requirement is not met, another general shareholders’ meeting with the same agenda may (and, in the case of an annual meeting, must) be scheduled and the quorum requirement is satisfied if shareholders (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual general shareholders’ meeting must be convened by the board of directors and be held between March 1 and June 30 of each year, and the agenda must include the following items:

•	election of the members of the board of directors and review commission;

•	approval of the annual report and annual financial statements, including the balance sheet and profit and loss statement;

•	approval of distribution of profits, including approval of annual dividends and losses, if any; and

•	appointment of an independent auditor.

A shareholder or group of shareholders owning in the aggregate at least 2% of the outstanding voting shares may introduce proposals for the agenda of the annual general shareholders’ meeting and may nominate candidates to the board of directors, general director, the review commission and counting commission. Any agenda proposals or nominations must be provided to the company no later than 30 days after the preceding financial year ends.

Extraordinary general shareholders’ meetings may be called either by the board of directors on its own initiative, or at the request of the review commission, the independent auditor of the statutory accounts or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request.

A general shareholders’ meeting may be held in a form of a meeting or by an absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general shareholders’ meeting through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general shareholders’ meeting by absentee ballot contemplates the determination of shareholders’ opinions on issues on the agenda by means of a written poll.

The following issues cannot be decided by a general shareholders’ meeting by absentee ballot:

•	election of directors;

•	election of the review commission;

•	approval of a company’s independent auditor for statutory accounts; and

•

approval of the annual report and annual financial statements, including balance sheet, profit and loss statement and any distribution of profits and losses, including approval of annual dividends, if any.

If the number of shareholders exceeds 1,000 persons, the voting ballots, which must be used when conducting a general shareholders’ meeting in form of a meeting in a joint-stock company with more than 100 shareholders, must be sent to the shareholders entitled to participate in the general shareholders’ meeting at least 20 days in advance of the general shareholders’ meeting.

Notice and participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting or, if the company’s charter determines it, by publishing a notice of the meeting in a printed publication. However, if it is an extraordinary general shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of a reorganized company, shareholders must be notified (by printed publication) at least 70 days prior to the date of the meeting. Under our charter, we may either provide notice by mail or deliver notice with the acknowledgement of receipt to each of our shareholders or publish a notice in Rossiyskaya Gazeta, an official newspaper founded by the Russian government. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting.

The list of shareholders entitled to participate in a general shareholders’ meeting is compiled on the basis of the data in our shareholder register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary general shareholders’ meeting to elect the board of directors, not more than 85 days before the date of the meeting).

The right to participate in a general shareholders’ meeting may be exercised by a shareholder as follows:

•	by personally participating in the discussion of agenda items and voting thereon;

•	by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

•	by absentee ballot; or

•	by delegating the right to fill out the absentee ballot to an authorized representative.

Board of Directors

The Joint-Stock Companies Law and our charter provide that our entire board of directors is up for election at each annual general shareholders’ meeting and that our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder has a number of votes equal to the number of voting shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the members of the board of directors may be removed as a group at any time without cause by a majority of the voting stock present at a general shareholders’ meeting.

The Joint-Stock Companies Law requires at least a five-member board of directors for all joint-stock companies, at least a seven-member board of directors for a joint-stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint-stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. Members of the management board are not permitted to constitute more than 25% of the members of the board of directors. The actual number of directors is determined by the company’s charter or decision of the general shareholders’ meeting. Our charter provides that our board of directors shall consist of nine members, and the majority of our directors shall be independent.

The Joint-Stock Companies Law prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

•	determination of our business priorities and approving our annual and quarterly budget;

•	convening of annual and extraordinary general shareholders’ meetings, except in certain circumstances specified in the Joint-Stock Companies Law;

•	approval of the agenda of the general shareholders’ meeting and determination of the record date for shareholders entitled to participate in a general shareholders’ meeting;

•	placement of our bonds and other securities, except in certain circumstances specified in the Joint-Stock Companies Law and our charter;

•	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint-Stock Companies Law;

•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint-Stock Companies Law;

•	appointment of the general director and members of the management board, and early termination of their powers and the establishment of their compensation;

•	recommendation to the general shareholders’ meeting on the amount of a dividend and the payment procedure thereof;

•	recommendation on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•	the use of our reserve fund and other funds;

•	the creation and liquidation of branches and representative offices;

•	approval of internal documents, except for those documents whose approval falls within the competence of the company’s shareholders or general director or the management board;

•	approval of major and interested party transactions in the cases provided for by the Joint-Stock Companies Law;

•	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

•	approval of decisions on securities issuances and of the prospectus relating to such securities issuances, as well as of reports on the results of such securities issuances;

•	approval of our share registrar; and

•	other issues, as provided for by the Joint-Stock Companies Law and our charter.

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

Management Board

In June 2011, an annual general shareholders’ meeting approved a new version of the “Bylaw on the collegial executive body (Management Board).” Pursuant to the Bylaw, the management board engages in discussions regarding important corporate issues within its powers and makes recommendations to our board of directors. The management board operates on the basis of our charter and applicable internal regulations. The management board’s size is defined by the board of directors, and it is comprised of senior management of Mechel and our subsidiaries, with each member of the management board elected by the board of directors. A meeting of the management board is quorate if at least half of its members participate in the meeting.

The management board decides on the following issues, among others:

•	developing and submitting to the board of directors long-term plans for the implementation of the company’s priorities and proposals regarding its development strategy;

•	reporting to the board of directors on the realization of investment projects in the amount of more than $30 million;

•	developing and submitting to the board of directors investment projects in the amount of more than $50 million;

•	submitting to the board of directors proposals on bonds placement and acquisitions;

•	submitting to the board of directors proposals on participation (obtaining or increasing participation) or giving up (reducing) our participation in other entities;

•	approving annual and long-term investment programs;

•	approving transactions related to disposals by the company of capital assets with a value of between 10% to 25% of the balance sheet assets of the company;

•	making certain decisions regarding the exercise of our rights as a shareholder or a participant of other entities;

•	making recommendations on certain matters relating to the management of our affiliates included in the list approved by our Management Board;

•	developing and establishing methods of compensation and monetary motivation for our employees; and

•	other issues related to our day-to-day business referred to the management board by its chairman, the board of directors or by a shareholder holding not less than 20% of our voting shares.

General Director

The general director (also referred to in this document as our Chief Executive Officer) is our sole executive body and manages our current operations within its powers and organizes the implementation of resolutions of our general shareholders’ meeting and the board of directors. The general director acts on our behalf without a power of attorney and has the following rights and responsibilities:

•	performing the routine management of our operations;

•	exercising the right of first signature on financial documents;

•	managing our property to provide for our current operations within the limits established by our charter and prevailing Russian legislation within its powers;

•	representing our interests both in Russia and abroad;

•	approving staff, executing labor contracts with our employees and rewarding and disciplining employees;

•	entering into transactions on our behalf within its powers;

•	issuing powers of attorney on our behalf;

•	opening and closing our bank accounts;

•	organizing our accounting and reporting process;

•	issuing orders and instructions binding on all our employees;

•	organizing the implementation of resolutions of our general shareholders’ meeting and our board of directors; and

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

The general director may on his own initiative renounce his powers at any time by written notice to the board of directors. The authority of the general director may be terminated before the expiration of his term of office by a resolution of the board of directors on the following grounds:

•	failure to comply with the requirements of our charter, resolutions of the general shareholders’ meeting or the board of directors or our internal documents;

•	in the cases stipulated by the employment agreement with the general director; and

•	in other events provided by current legislation.

Upon resolution of the general shareholders’ meeting, the authority of the sole executive body may be vested in a commercial organization (a “managing organization”) or an individual entrepreneur (a “manager”) on a contractual basis. Under the Civil Code, if the authority of a company’s sole executive body has been vested in a managing organization or a manager, the company exercises its legal rights and assumes its legal obligations through such managing organization or manager. A resolution to transfer the authority of a company’s sole executive body to a managing organization or a manager shall be passed by the general meeting of shareholders only upon recommendation of the board of directors of the company.

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

Upon a request from the review commission, the general director and members of the board of directors, the management board and the liquidation commission must undertake to make available documents pertaining to our financial and business operations. The review commission is entitled to request that an extraordinary general shareholders’ meeting be convened in accordance with the procedure provided by our charter.

The review commission is elected by our general shareholders’ meeting for a period of one year and consists of three persons. Shares owned by members of our board of directors or persons holding positions in our management bodies cannot participate in the voting, when members of the review commission are elected. The term of office of the review commission runs from the moment it is elected by the shareholders to the moment it is elected or re-elected by the next annual general shareholders’ meeting. The authority of individual members or the whole review commission may be terminated before the expiration of the term of office thereof by a resolution of the general shareholders’ meeting on the grounds and in compliance with the procedure stipulated by our internal documents. If the number of members of the review commission falls to less than half of the required membership thereof, the board of directors must convene an extraordinary general shareholders’ meeting to elect a new review commission. The remaining members of the review commission continue to perform their functions until a new review commission is elected.

A shareholder or any person proposed by a shareholder may become a member of the review commission. A member of the review commission cannot simultaneously be a member of the board of directors, a member of the liquidation commission, the general director or a member of the management board. The review commission elects its chairman and secretary from within its members.

The board of directors determines remuneration and compensation of expenses to the members of the review commission.

Interested Party Transactions

Under the Joint-Stock Companies Law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors, a member of a collegial executive body of the company, a person or entity that performs the functions of a sole executive body, any person that owns, together with its affiliates, at least 20% of a company’s issued voting stock or any person who is able to direct the actions of the company, if that person, and/or that person’s spouse, parents, children, adoptive parents or children, blood or non-blood brothers and sisters or affiliates, is/are:

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

The Joint-Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An “independent director” is a person who is not, and within the year preceding the decision was not, a general director, a member of any executive body of the company or its management company, a manager, or an affiliate of the company and whose sole nexus to the company is in the capacity of a member of the board of directors. Additionally, such person’s spouse, parents, children, adoptive parents or children, blood and non-blood brothers and sisters may not be a general director, a member of any executive body of the company or its management company, or a manager. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

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

Major Transactions

The Joint-Stock Companies Law defines a “major transaction” as a transaction, or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 25% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business or transactions involving the placement of common shares or securities convertible into common shares by means of subscription (disposal) or transactions to be executed by the company pursuant to the federal laws and/or other regulations of the Russian Federation and priced in accordance with the regulations of the Russian government or other federal bodies authorized by the Russian government. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a majority of the voting stock present at a general shareholders’ meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority of the voting stock held by shareholders present at the general shareholders’ meeting.

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

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•

A person intending to acquire more than 30% of an open joint-stock company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares pursuant to the requirements of the Joint-Stock Companies Law.

•

A person that has acquired more than 30% of an open joint-stock company’s common shares and voting preferred shares (including shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers in compliance with the requirements of the Joint-Stock Companies Law) will be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price which is not less than the price determined based on a weighted market price of the shares during trading sessions on a stock exchange for the six months preceding the date when a public tender offer was sent, or at a price not less than the market price, which must be determined by an independent appraiser if the shares have an insufficient or non-existent trading history. From the moment of acquisition of more than 30% of the shares until the moment of sending of an offer to the company, the person making the offer and its affiliates will be able to vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding common shares and voting preferred shares.

•

A person that, as a result of such a voluntary or mandatory offer, becomes (individually or counting the shares held by its affiliates) the owner of more than 95% of the company’s common shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities convertible into such shares, at a price not less than the prices of the preceding acquisition by the offeror. The offeror is entitled to require the holders of the remaining shares of the company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares of the company as a result of acceptance by other shareholders of the voluntary or mandatory tender offer as described above.

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

•

Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiration (which period may in certain cases exceed 100 days) the company’s general shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares, issuance of securities convertible into shares, including options of an open joint-stock company, approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business, and on certain other significant matters.

The above rule may be supplemented through rulemaking by the FFMS, which may result in a broader, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

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

Foreign ownership

Under the Strategic Industries Law any acquisition, whether direct or indirect, by a foreign investor or its group of entities (except for the acquisition by a foreign investor controlled by the Russian Federation and/or Russian nationals provided such Russian nationals are Russian tax residents and do not have dual nationality) of a stake, or certain rights, in a Strategic Company or a Strategic Subsoil Company must be previously approved by the Governmental Commission. Under the Strategic Industries Law, acquisition of 5% or more of the charter capital of a Strategic Company by a foreign investor or its group of entities require notification of Russian authorities. The FAS is the federal executive authority for execution of control over making foreign investments in the Russian Federation. See “Item 3. Key Information — Risk Factors — Legal risks and uncertainties — Expansion of limitations on foreign investment in strategic sectors could affect our ability to attract and/or retain foreign investments” and “Item 4. Information on the Company — Regulatory Matters — The Strategic Industries Law.”

Federal Law No. 160-FZ “On Foreign Investments in the Russian Federation” dated 9 July 1999, as amended (“Foreign Investments Law”) provides that any acquisition (whether direct or indirect) by a foreign state or international organization or entities controlled by them of (1) more than 25% of voting shares of a Russian company; or (2) any powers to block decisions of the management bodies of a Russian company, requires a prior approval of the Governmental Commission in accordance with the procedures set forth in the Strategic Industries Law.

Foreign persons registered as individual entrepreneurs in Russia and foreign companies, regardless of whether they are registered with the Russian tax authorities, who acquire shares in a Russian joint-stock company, may need to notify the Russian tax authorities within one month following such acquisition. The procedure for notifying the Russian tax authorities by foreign companies that are not registered with the Russian tax authorities at the time of their share acquisitions is unclear.

Disclosure of Ownership

Under Russian law, a holder of common shares of a joint-stock company, which has FFMS registered prospectus, must notify the company and the FFMS of an acquisition of 5% or more of the company’s common shares or of an acquisition of the right to cast votes attached to 5% or more of the common shares by virtue of an agreement or otherwise, and of any subsequent change in the number of the common shares above or below a 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% threshold. Such notifications must be given not later than 10 days after the common shares have been transferred to such shareholder’s securities account or after the acquisition of the right to cast votes attached to such common shares, whether by virtue of an agreement or otherwise.

Negative Net Assets

If the net assets of a Russian joint-stock company calculated on the basis of the Russian accounting standards as of the end of its second financial year are lower than its share capital, the joint-stock company’s board of directors must disclose it in the annual report. Furthermore, if the net assets of a Russian joint-stock company calculated on the basis of the Russian accounting standards as of the end of the financial year that follows its second or any subsequent financial year, at the end of which the net assets of such company were lower than its share capital, remain lower than its share capital, the company must decrease its share capital to the amount of its net assets or liquidate. In addition, if a Russian joint-stock company’s net assets calculated on the basis of the Russian accounting standards as of the end of its second or any subsequent financial year are lower than the minimum amount of the share capital required by law, the company must liquidate.

Moreover, if a Russian joint-stock company fails to comply with any of the requirements stated above within six months from the end of the relevant financial year, governmental or local authorities will be able to seek involuntary liquidation of such company in court. In addition, if a Russian joint-stock company fails to comply with any of the requirements stated above within six months from the end of the relevant financial year or decreases its share capital, the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations owed to them and demand compensation of damages.

In addition, if a Russian joint-stock company’s net assets calculated on the basis of the Russian accounting standards are lower than its share capital by more than 25% as of the end of three, six, nine or twelve months of the financial year that follows its second or any subsequent financial year, at the end of which the net assets of such company were lower than its share capital, a joint-stock company is obliged to make a public disclosure of this fact and certain of the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations owed to them and demand compensation of damages.

However, if a Russian joint-stock company is able to demonstrate that the creditors’ rights were not violated as a result of a decrease of its share capital or a decrease of the amount of its net assets, as the case may be, and that the security provided for due performance of the company’s obligations is sufficient, a court may dismiss the creditors’ claims that are brought in the following cases: (1) in the event of a decrease of the share capital of the company, including when the share capital of the company must be decreased to the amount of its net assets in compliance with the requirements of Russian law; and (2) in the event the company’s net assets calculated on the basis of the Russian accounting standards are lower than its share capital by more than 25% at the end of three, six, nine or twelve months of the financial year that followed its second or any subsequent financial year, at the end of which the net assets of such company became lower than its share capital. Moreover, the existence of negative assets, generally, may not accurately reflect the actual ability to pay debts as they come due. Some Russian courts, in deciding whether or not to order the liquidation of a company for having negative net assets, have looked beyond the fact that the company failed to comply fully with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company and its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. Nonetheless, creditors have the right to accelerate claims, including damages claims, and governmental or local authorities may seek the liquidation of a company with negative net assets. Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum share capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum share capital required by law at the time of liquidation. See, “Item 3. Key information – Risk Factors – Legal risks and uncertainties — One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.”

Material Contracts

None.

Exchange Controls

The Federal Law “On Currency Regulation and Currency Control”, which came into effect as of June 18, 2004, as amended, sets forth certain restrictions on settlements between residents of Russia with respect to transactions involving foreign securities (including ADSs), including requirements for settlement in Russian rubles.

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

Taxation of acquisition of the shares and ADSs

No Russian tax implications should arise for holders of the shares and ADSs upon purchase of the shares and ADSs. However, under certain conditions a taxable material gain may arise for individuals if the shares and ADSs are purchased at a price below the deemed market value. Also, in certain circumstances, a Russian resident holder that is an organization acquiring the shares or ADSs is generally obliged to act as a tax agent to withhold profit tax on proceeds from the sale of the shares or ADSs to be transferred to a non-resident holder disposing such shares or ADSs. We urge such holders to consult their tax advisers regarding specific tax consequences of acquisition of the shares or ADSs.

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

A holder that is a foreign organization holding the common shares through a permanent establishment in Russia is entitled to pay this tax to the Russian budget on its own behalf (i.e., without a Russian entity that distributes the dividends to such holder acting as a tax agent for withholding tax) if such holder provides the Russian entity that acts as the Russian tax agent with specific documentary evidence confirming dividend income is attributable to a permanent establishment of the holder in Russia. Such evidence includes a notarized copy of the form confirming registration of the holder with the Russian tax authorities. A notification must also be issued by the local tax authorities at the holder’s place of tax registration confirming dividend income is attributable to the permanent establishment of the holder in Russia.

According to clarifications issued by the Russian tax authorities, it may be possible to claim that the reduced withholding tax rate should apply to dividends paid to a Russian permanent establishment of a foreign organization, based on non-discrimination provisions of a double tax treaty between Russia and the country of tax residency of the respective foreign organization. However, as the Russian Tax Code does not specifically provide for the application of the reduced tax rate in such situations and the application of treaty-based non-discrimination cases is still rare in Russian tax practice, no assurance can be given that any claims for application of the reduced tax rate would not be challenged by the Russian tax authorities, hence 15% withholding tax rate would be applied by us.

ADSs

There are uncertainties in relation to withholding tax on dividends payable to Russian resident holders of ADSs primarily because the taxation of dividends payable under ADSs is not specifically addressed under Russian tax law. In the absence of any official interpretative guidance and, as the depositary (and not the holders of the ADSs) is the legal holder of shares under Russian law, we will be likely to withhold tax at a domestic rate of 15% applicable to dividends payable to non-resident holders (as described below). Upon receiving dividends, Russian holders which are organizations may be required to pay additional Russian profits tax at the rate of 9% (the rate applied to dividends received from non-residents) or 20% (if the income received will not be recognized as dividends) while Russian holders who are individuals may be required to pay Russian income tax at the rate of 9% or 13% (the higher rate applies if the income received will not be recognized as a dividend for Russian tax purposes). There is also no established procedure providing for the refund of tax withheld from dividends payable through the depositary to Russian resident holders of ADSs. Accordingly, Russian residents are urged to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of the ADSs.

A holder of the ADSs that is a foreign organization conducting its business through a permanent establishment in Russia is entitled to pay this tax to the Russian budget on its own behalf (i.e., without a Russian entity that distributes the dividends to such holder acting as acting as a tax agent for withholding tax) if such holder provides the Russian entity that acts as the Russian tax agent with specific documentary evidence confirming dividend income is attributable to a permanent establishment of the holder in Russia. Such evidence includes a notarized copy of the form confirming registration of the holder with the Russian tax authorities. A notification must also be issued by the local tax authorities at the holder’s place of tax registration confirming dividend income is attributable to the permanent establishment of the holder in Russia.

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

The following should be noted with respect to individuals who are non-resident holders of ADSs. We will not be able to act as a tax agent for these individuals and will not be able to withhold income tax with respect to such dividend payments. We may also be obligated to withhold income tax at the rate of 15% from dividend payments made to the depositary. In practice, it may be impossible to apply a beneficial withholding tax rate in advance with respect to payments made in favor of individuals, as documentation is to be first provided to the tax authorities to obtain their approval for the double tax treaty relief. Individuals who are non-resident holders of ADSs will then be obliged to submit a personal tax return to the Russian tax authorities. When submitting the tax return, individuals may claim an application of the reduced rates of withholding tax established by the respective international double tax treaties, provided that the procedures described in “— Tax treaty procedures” are complied with. Obtaining the respective approvals from the tax authorities may be time-consuming and burdensome. In practice, the tax authorities may not take into account the 15% tax withheld from payment of dividends to the depositary, as the tax authorities are unlikely to treat the 15% withholding tax as a tax liability of individual holders. Therefore, it is possible that non-resident holders may be subject to up to a 45% effective tax on dividends accrued on shares held on deposit, i.e. 15% income tax withheld by us as a tax agent from dividends payable to the depositary plus 30% Russian personal income tax payable on the self-assessment basis.

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

This rule does not apply to gains realized by foreign organizations from the disposition of shares of Russian organizations, as well as financial instruments derived from such shares that are treated as being traded on an organized securities market. Gains arising from the sale on foreign exchanges (foreign market operators) of securities or derivatives circulated on such exchanges are not considered Russian source income.

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

Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs payable from income received in 2011 and afterwards if ADSs are sold via foreign exchanges where they are legally circulated.

In some circumstances, a non-resident holder may be exempt from Russian personal income tax on the sale, exchange or other disposition of the shares and ADSs under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. Under the United States-Russia income tax treaty, capital gains from the sale of the shares and/or ADSs by U.S. holders should be relieved from taxation in Russia, unless 50% or more of our assets (as the term “fixed assets” is used in the Russian version of the United States-Russia Tax Treaty) were to consist of immovable property located in Russia. If this 50% threshold is not met, individuals who are U.S. holders may seek to obtain the benefit of the United States-Russia Tax Treaty in relation to capital gains resulting from the sale, exchange or other disposition of the shares and/or ADSs. Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs payable from income received in 2011 and afterwards if ADSs are sold via foreign exchanges where they are legally circulated.

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

If a non-resident holder that is an organization does not obtain double tax treaty relief at the time that income is received and tax is withheld by a Russian tax agent, the non-resident holder may apply for a refund within three years from the end of the tax period (a calendar year) in which the tax was withheld. To process a claim for a refund, the Russian tax authorities require: (1) a confirmation of the tax treaty residence of the non-resident at the time the income was paid, (2) an application for the refund of the tax withheld in a format provided by the Russian tax authorities, and (3) copies of the relevant contracts under which the foreign entity received income as well as payment documents confirming the payment of the tax withheld to the Russian budget (Form 1012DT for dividends and interest and Form 1011DT for other income are designed by the Russian tax authorities to combine requirements (i) and (ii) specified above and recommended for application). The Russian tax authorities will require a Russian translation of the above documents if they are prepared in a foreign language. The refund of the tax withheld should be granted within one month of the filing of the above set of documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

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

Stamp duties

No Russian stamp duty will be payable by the holders upon any of the transactions with the common shares or the ADSs discussed in this section (e.g., on a purchase or sale of the common shares), except for transactions involving the receipt of common shares or the ADSs by way of inheritance.

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

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers in stocks, securities, or currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold shares or ADSs through pass-through entities; (viii) holders that are not U.S. Holders; (ix) holders that own (directly, indirectly or constructively) 10% or more of our voting stock; (x) investors that hold shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xi) investors that have a functional currency other than the U.S. dollar and (xii) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address tax consequences applicable to holders of equity interests in a holder of the shares or ADSs, U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary only addresses investors that will acquire shares or ADSs in an original offering, and it assumes that investors will hold their shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment).

U.S. Holders of ADSs should be treated for U.S. federal income tax purposes as owners of the underlying shares represented by those ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below should apply equally to U.S. Holders of ADSs and shares. A U.S. Holder’s tax basis in the ADSs generally will be equal to the U.S. Holder’s cost of acquiring the ADSs. No gain or loss will be recognized upon an exchange of ADS for the common share represented by that ADS. A U.S. Holder’s tax basis in such common shares will be the same as the U.S. Holder’s tax basis in such ADSs, and the holding period in such common shares will include the holding period in such ADSs.

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

Taxation of dividends on shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. For taxable years beginning before January 1, 2013, certain dividends received by non-corporate U.S. Holders should be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). A company will be a qualified foreign corporation if: (a) it is eligible for the benefits of an applicable United States income tax treaty; or (b) the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to shares or ADSs. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to shares or ADSs generally will be reported to them as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2011, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, the PFIC determination is made annually and may involve facts that are not within our control. If we were a PFIC, materially adverse U.S. federal income tax consequences could result for U.S. Holders. Investors should consult their tax advisers as to the consequences of an investment in a PFIC.

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

A U.S. person that transfers property (including cash) to us in exchange for the shares or ADSs may be required to file a Form 926 or a similar form with the IRS. In the event a U.S. person fails to file such form, such U.S. person could be subject to a penalty of up to 10% of the fair market value of the property transferred, subject to a $100,000 limit so long as the failure was not due to intentional disregard.

Recently enacted legislation may require individual U.S. Holders to report to the IRS certain information with respect to their beneficial ownership of specified foreign financial assets, such as the shares or ADSs, if the aggregate value of such assets exceeds $50,000. A “specified foreign financial asset” includes, among other things, any depositary or custodial accounts at foreign financial institutions, and to the extent not held in an account at a financial institution, (1) stocks or securities issued by non U.S. persons, and (2) any interest in a non-U.S. entity. Penalties may be imposed for the failure to disclose such information regarding specified foreign financial assets. Prospective investors should consult their tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

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

Hot-rolled: Section that is sold in its “as-produced” state off the hot mill with no additional treatment, aside from being pickled and oiled (if specified).

Magnetic separator: A device used in a process when magnetically susceptible mineral is separated from gangue minerals by applying a strong magnetic field.

Pipes: Tubes used to transport fluids or gases. Pipe and tube are often used interchangeably, with a given label applied primarily as a matter of historical use.

Probable reserves (with respect to coal and iron ore reserves): In accordance with the JORC Code, those reserves which are the economically mineable part of the indicated mineral resources. Indicated reserves include all minerals conforming to the thickness and depth limits defined in the resource base, and for which known data points are not more than 2,000 metres apart.

Probable reserves (with respect to reserves other than coal and iron ore reserves): In accordance with the USGS, reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proved reserves (with respect to coal and iron ore reserves): In accordance with the JORC Code, those reserves which are the economically mineable part of the measured mineral resources. Measured mineral resources means the tonnages of in-situ minerals contained in seams or sections of seams for which sufficient information is available to enable detailed or conceptual mine planning.

Proven reserves (with respect to reserves other than coal and iron ore reserves): In accordance with the USGS, reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Raw Steel: Steel in primary form of hot molten metal.

Rebar or Reinforcement bar: Round rolled products of plain or die-rolled sections of various types and classes used to strengthen concrete in highway and building construction.

Reserve (with respect to coal and iron ore reserves): In accordance with the JORC Code, virgin and/or accessed parts of a mineral resource base, which could be economically extracted or produced at the time of determination, considering environmental, legal and technological constraints.

Reserve (with respect to reserves other than coal and iron ore reserves): In accordance with the USGS, that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rolled steel (products): Steel with certain forms and geometric dimensions manufactured by drafting metal between rotary rolls of rolling mills.

Run-of-mine, or ROM coal: Coal that has not undergone the processes of classification and washing.

Saleable coal: Coal that has undergone the processes of classification and washing.

Scrap (Ferrous): Ferrous (iron-containing) material that generally is remelted and recast into new steel in electric arc furnaces. Integrated steel mills also use scrap for up to 25% of their basic oxygen furnace charge. Scrap includes waste steel generated from within metal-processing plants and the steel mill, through edge trimming and rejects.

Sections: Blooms or billets that are hot-rolled in a rolling mill to manufacture rounds, squares, bands, among other structural shapes, “L”, “U”, “T” or “I” shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, machinery and transport industries.

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

Slab: The most common type of semi-finished steel. Traditional slabs measure 13-35 centimeters thick, 75-300 centimeters wide and are usually about 6-12 meters long, while the output of the recently developed “thin slab” casters is approximately five centimeters thick. After casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

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

Welded mesh: Cold-rolled or drawn wire cuts of certain length welded together at specified distances in longitudinal and traverse directions into sheets of rectangular shapes.

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

Currency Risk

The functional currencies for our Russian, Ukrainian, Kazakh, Turkish, Romanian, Bulgarian and other European subsidiaries are the Russian ruble, the Ukrainian hryvnia, the Kazakh tenge, the Turkish lira, the Romanian lei, the Bulgarian lev and euro, respectively. The U.S. dollar is the functional currency of our other international operations. Our reporting currency is the U.S. dollar.

In July 2011, our wholly-owned subsidiary Skyblock Limited entered into a non-deliverable cross currency 5 billion rubles swap with VTB Bank (Austria) AG. The termination date of the swap is August 28,

2015. The instrument in respect of which the swap is contracted is a 5 billion rubles bonds (approximately $327.0 million) issued by our group on September 7, 2010. The bonds are due on August 25, 2020. The bonds bear a coupon with 10% interest rate per annum. The bondholders have an option to demand a repayment of our bonds at par value commencing on August 27, 2015. VTB Bank (Austria) AG agrees to pay to Skyblock Limited 10% interest on 5 billion rubles notional amount. Skyblock Limited agrees to pay to VTB Bank (Austria) AG 5.69% interests on $176.4 million notional amount. Interest is paid on a semi-annual basis with the first payment on March 2, 2012. On the termination date VTB Bank (Austria) AG agrees to pay to Skyblock Limited the notional amount of 5 billion rubles, and Skyblock Limited agrees to pay to VTB Bank (Austria) AG the notional amount of $176.4 million. The business objective of this instrument is the decrease in the effective interest rate on 5 billion rubles bonds for the year ending December 31, 2012 via positive net cash inflow from interest payments under the swap instrument according to our expectations about U.S. dollar and ruble exchange rate fluctuations. The swap instrument was not designated as hedge for accounting purposes.

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2011, we did not have any forward transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2011.

Balance as of December 31, 2011	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(In thousands of U.S. dollars)
Current Assets:
Cash and cash equivalents	432,626	117,577	57,318	10,404	25,454	643,379
Accounts receivable, net	265,397	281,252	138,918	23,858	115,135	824,560
Due from related parties	1,003,348	228,136	—	—	6,438	1,237,922
Deferred income taxes	4,193	26,025	1,072	2	4,764	36,056
Short-term investments in related parties	—	—	—	—	—	—
Prepayments and other current assets	18,614	374,635	3,309	52,727	103,350	552,635

Total current assets(1)	1,724,178	1,027,625	200,617	86,991	255,141	3,294,552

Current Liabilities:
Short-term borrowings and current portion of long-term debt	(1,102,548)	(1,039,033)	(453,898)	(16,922)	(38,956)	(2,651,357)
Accounts payable and accrued expenses:
Advances received	(72,057)	(82,683)	(9,155)	(1,176)	(41,085)	(206,156)
Accrued expenses and other current liabilities	(71,762)	(187,253)	(11,088)	(3,922)	(7,737)	(281,762)
Taxes and social charges payable	(27,108)	(163,650)	(13,339)	(59,091)	(14,096)	(277,284)
Unrecognized income tax benefit	(2,012)	—		—	(178)	(2,190)
Trade payables to vendors of goods and services	(92,499)	(659,263)	(73,282)	(90,252)	(60,891)	(976,187)
Pension obligations, current portion	(1,470)	(18,961)	(330)	(507)	(904)	(22,172)
Due to related parties	(704)	(121,689)	(5,168)	(1)	(52,110)	(179,672)
Asset retirement obligation, current portion	—	(3,488)	—	—	(215)	(3,703)
Deferred income taxes	(404)	(41,391)	(27)	—	0	(41,822)
Finance lease liabilities, current portion	(10,383)	(83,907)	(2,581)	—	(36)	(96,907)
Deferred revenue	—	—	—	—	—	—
Dividends payable	—	(4)	—	—	—	(4)

Total current liabilities	(1,380,947)	(2,401,322)	(568,868)	(171,871)	(216,208)	(4,739,216)

Long-term Liabilities:
Long-term debt, net of current portion	(2,588,740)	(3,791,493)	(365,291)	—	—	(6,745,524)
Pension obligations, net of current portion	(43,302)	(81,043)	(5,115)	(4,739)	(9,983)	(144,182)
Asset retirement obligation, net of current portion	(7,020)	(31,053)	—	(646)	(1,495)	(40,214)
Deferred income taxes	(687,349)	(513,803)	(4,010)	(15,185)	(293,667)	(1,514,014)
Finance lease liabilities, net of current portion	(16,920)	(353,661)	(4,631)	—	(37)	(375,249)
Other long-term liabilities	(349,447)	(20,965)	(61)	(63)	(11,976)	(382,512)

Total long-term liabilities	(3,692,778)	(4,792,018)	(379,108)	(20,633)	(317,158)	(9,201,694)

Net monetary assets (liabilities)	(3,360,754)	(6,537,279)	(747,358)	(96,397)	(279,132)	(11,020,920)

(1)	Does not include inventories and deferred costs of inventory in transit, and advances issued to third parties and related parties.

The table below summarizes our debt position by currency and rate method as of December 31, 2011.

	U.S. Dollar	Ruble	Euro	Ron	Tenge	Turkish Lira	Total
	(In thousands of U.S. dollars)
Fixed-rate debt	324,548	3,244,122	88,439	—	28,538	—	3,685,647
Variable-rate debt	3,366,740	1,586,404	730,750	16,922	—	10,418	5,711,234

Total debt	3,691,288	4,830,526	819,189	16,922	28,538	10,418	9,396,881

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. As of December 31, 2011, we had $3,685.7 million in fixed-rate borrowings and $5,711.2 million in variable-rate borrowings.

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements in the future.

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our fixed-rate debt obligations as of December 31, 2011.

		Contractual Maturity Date as of December 31,						Annual Interest Rate (Actual at December 31, 2011)
	Currency	2012	2013	2014	2015	Thereafter	Total
		(In thousands of U.S. dollars)
Fixed-rate U.S. dollar debt:
Alfa-Bank	USD	150,000	—	—	—	—	150,000	3.0-4.6
Uralsib	USD	145,000	—	—	—	—	145,000	4.3-8.0
Other	USD	12,585	6,648	6,477	3,838	—	29,548	0.0-12.0

Total		307,585	6,648	6,477	3,838	—	324,548

Fixed-rate euro debt:
Uralsib	EUR	64,715	—	—	—	—	64,715	4.0-4.5
Alfa-Bank	EUR	—	7,811	—	—	—	7,811	7.2
ING Bank	EUR	—	—	—	—	13,495	13,495	3.2
Other	EUR	189	340	340	319	1,230	2,418	0.0-3.1

Total		64,904	8,151	340	319	14,725	88,439

Fixed-rate ruble debt:
Bonds	RUR	380,348	465,045	310,597	310,597	465,895	1,932,482	7.4-19.0
VTB	RUR	318,188	—	211,206	211,206	—	740,600	6.0-10.3
Sberbank	RUR	96,997	3,816	3,816	855	—	105,484	6.5-14.0
MBRR	RUR	31,060	—	—	—	—	31,060	6.7
Alfa-Bank	RUR	31,060	—	—	—	—	31,060	8.0
Gazprombank	RUR	4,518	126,286	12,626	8,540	—	151,970	9.0-10.3
EBR	RUR	—	14,501	29,001	36,252	7,250	87,004	8.2
Other	RUR	105,538	—	58,696	11	217	164,462	0.0-9.7

Total		967,709	609,648	625,942	567,461	473,362	3,244,122

Fixed-rate tenge debt:
Sberbank	KZT	28,538	—	—	—	—	28,538	9.5

Total		28,538	—	—	—	—	28,538

Total debt:		1,368,736	624,447	632,759	571,618	488,087	3,685,647

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our variable-rate debt obligations as of December 31, 2011.

		Contractual Maturity Date as of December 31,						Average Annual Interest Rate (Actual at December 31, 2011)
	Currency	2012	2013	2014	2015	Thereafter	Total
		(In thousands of U.S. dollars)
Variable-rate U.S. dollar debt:
Syndicated Loan Tranche A	USD	355,556	237,037	—	—	—	592,593	4.3-5.3
Syndicated Loan Tranche B	USD	320,000	320,000	320,000	213,333	—	1,173,333	5.0-6.0
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	USD	47,250	84,392	110,107	1,813	—	243,562	3.1-6.1
Sberbank	USD	15,667	23,500	137,833	—	—	177,000	3.0-6.4
Fortis	USD	11,972	5,673	11,346	11,346	45,385	85,722	1.3-7.3
Raiffeisenbank	USD	—	20,000	30,000	—	—	50,000	4.1-4.4
Gazprombank	USD	—	413,195	469,444	117,361	—	1,000,000	5.8
Other	USD	44,530	—	—	—	—	44,530	1.8-8.1

Total		794,975	1,103,797	1,078,730	343,853	45,385	3,366,740

Variable-rate euro debt:
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	EUR	78,778	15,401	11,388	8,937	33,427	147,931	2.1-4.8
ING	EUR	66,171	6,564	6,564	4,544	7,323	91,166	2.9-5.0
VTB	EUR	60,976	4,374	—	—	—	65,350	4.9-6.5
Raiffeisenbank	EUR	43,572	3,439	3,439	3,439	1,933	55,822	2.1-9.4
Fortis	EUR	34,630	16,615	20,160	18,914	68,662	158,981	2.2-5.7
Gazprombank	EUR	—	—	34,947	—	—	34,947	7.7
Sberbank	EUR	—	7,011	—	—	—	7,011	5.4
Other	EUR	104,867	11,393	11,056	10,329	31,897	169,542	1.8-8.1
Total		388,994	64,797	87,554	46,163	143,242	730,750

Variable-rate ruble debt:
Sberbank	RUR	59,717	43,847	890,676	246,519	6,210	1,246,969	6.0-10.8
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	RUR	11,595	19,877	9,939	—	—	41,411	8.0
Gazprombank	RUR	—	105,454	—	—	192,570	298,024	7.3-9.8
Total		71,312	169,178	900,615	246,519	198,780	1,586,404

Variable-rate LEI debt:
Raiffeisenbank	RON	16,922	—	—	—	—	16,922	8.4-9.4
Total		16,922	—	—	—	—	16,922

Variable-rate TL debt:
Other	TL	10,418	—	—	—	—	10,418	13.8-17.8
Total		10,418	—	—	—	—	10,418

Total debt:		1,282,621	1,337,772	2,066,899	636,535	387,407	5,711,234

The carrying amounts of short-term loans approximate their fair values due to their short maturity. As of December 31, 2011, the fair value of variable and fixed rate long-term loans (based on future cash flows discounted at current long-term market rates available for corporations) was as follows:

	Carrying value including interest accrued as of December 31, 2011 (unaudited)	Fair value as of December 31, 2011 (unaudited)
Russian ruble-denominated debt	3,836,787	3,521,179
U.S. dollar-denominated debt	2,599,265	2,591,060
Euro-denominated debt	368,200	364,583

Total long-term debt	6,804,252	6,476,822

Commodity Price Risk

In the normal course of our business, we are primarily exposed to market risk of price fluctuations related to the purchase, production and sale of steel products, and to a lesser extent, to the purchase, production and sale of coal, coke and other products.

We do not use commodity derivatives or long-term, fixed-price sales contracts to manage our commodity price risks.

Under certain of our ferroalloys products sales agreements, we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices using the LME. Historically, these selling price adjustments occur within a one month period from the date the products are delivered to the reseller. As of December 31, 2011 we had no stocks in the distribution channels. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates — Revenue recognition.”

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

Service	Fees (In U.S. dollars)
Issuance of common ADSs	Up to $0.05 per common ADS
Cancellation of common ADSs	Up to $0.05 per common ADS
Distribution of cash dividends or other cash distributions	Up to $0.02 per common ADS
Distribution of common ADSs pursuant to (1) stock dividends, free stock distributions or (2) exercises of rights to purchase additional common ADSs or distribution of proceeds thereof	Up to $0.05 per common ADS
Distribution of securities other than common ADSs or rights to purchase additional common ADSs or the distribution of proceeds thereof	Up to $0.05 per common ADS
Common ADR transfer, combination or split-up fee	$1.50 per transfer
Share register inspection annual fee	$0.01 per common ADS
Operation and maintenance annual fee	$0.02 per common ADS*

*	This fee, when combined with the fees for cash distributions, shall not exceed $0.02 per common ADS per year.

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

Service	Fees (In U.S. dollars)
Issuance of preferred ADSs	Up to $0.05 per preferred ADS
Cancellation of preferred ADSs	Up to $0.05 per preferred ADS
Distribution of cash dividends or other cash distributions	Up to $0.02 per preferred ADS
Distribution of preferred ADSs pursuant to (1) stock dividends, free stock distributions or (2) exercises of rights to purchase additional preferred ADSs or distribution of proceeds thereof	Up to $0.05 per preferred ADS
Distribution of securities other than preferred ADSs or rights to purchase additional preferred ADSs or the distribution of proceeds thereof	Up to $0.05 per preferred ADS
Preferred ADR transfer, combination or split-up fee	$1.50 per transfer
Share register inspection annual fee	$0.01 per preferred ADS
Operation and maintenance annual fee	$0.02 per preferred ADS*

*	This fee, when combined with the fees for cash distributions, shall not exceed $0.02 per preferred ADS per year.

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

Depositary Payments for 2009, 2010 and 2011

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. DBTCA reimbursed us $1.242 million in regard to our common ADS-program for the years ended December 31, 2009 and 2010. DBTCA also reimbursed us $2.494 million in regard to our preferred ADS-program for the year ended December 31, 2010. For the year ended December 31, 2011, DBTCA reimbursed us $4.667 million in regard to our common ADS-program.

In addition, for the years ended December 31, 2009, 2010 and 2011, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Payment (In U.S. dollars) For the Year Ended December 31,
Category	2009	2010	2011
New York Stock Exchange listing fees	132,029	132,029	100,459
Proxy solicitation expenses	20,300	20,000	20,000
ADS holder identification expenses	10,000	15,000	15,000
Full targeting project	—	13,000	20,000
Perception study	—	—	25,000
BD corporate	—	5,000	5,000

Total	162,329	185,029	185,459

In addition, DBTCA waived the cost of various ADR programs-related support services that it provided to us in 2011. DBTCA had valued these services at $237,500 per annum for common ADSs when DBTCA was re-appointed in 2008 and $190,000 per annum for preferred ADSs when DBTCA was appointed in 2010. Under certain circumstances, including termination of the appointment of DBTCA prior to 2013, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

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

As described below, a material weakness was identified in our internal control over financial reporting. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) define a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weakness, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.”

Management’s assessment of the effectiveness of internal control over financial reporting did not include the internal control of Donetsk Electrometallurgical Plant, acquired in 2011, which is included in the 2011 consolidated financial statements of our group and constituted $444.6 million and $196.5 million of total and net assets, respectively, as of December 31, 2011 and contributed $0.5 million to the consolidated revenues and $1.7 million of net loss to our group’s consolidated net income for the year then ended.

As a result of management’s evaluation of our internal control over financial reporting, management identified a material weakness in our internal control. Specifically, we did not have an adequate system of internal controls over the preparation and review of our group’s U.S. GAAP consolidated financial statements, U.S. GAAP transformation process, and group reporting packages received from subsidiaries.

In particular, we failed to implement an adequate system of internal controls over period-end financial reporting, and as a result, several material adjustments to the consolidated financial statements were identified resulting from errors in the underlying data or misapplication of accounting principles. Any remaining adjustments or deficiencies were not material individually or in the aggregate; nevertheless, there is a reasonable possibility that due to these operating control deficiencies over the period end financial reporting and U.S. GAAP transformation processes, a material misstatement in our consolidated financial statements related to any of our significant accounts may not be prevented or detected on a timely basis. This material weakness affects all significant accounts related to our non-routine and estimation processes.

As a result of this material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2011.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2011, which contains an adverse opinion on the effectiveness of internal controls over financial reporting.

(c)	Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of Mechel OAO

We have audited Mechel OAO, an open joint-stock company, and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of the effectiveness of internal control over financial reporting did not include the internal controls of Donetsk Metallurgical Plant, acquired in 2011, which is included in the 2011 consolidated financial statements of the Group and constituted $445 million and $197 million of total and net assets, respectively, as of December 31, 2011 and contributed $1 million to the consolidated revenues and $2 million of net loss to the Group’s consolidated net income for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of this entity.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and described in Item 15 (b) Management’s Annual Report on Internal Control over Financial Reporting:

•

The Group’s management did not have an adequate system of internal controls over the preparation and review of the Group’s U.S. GAAP consolidated financial statements, U.S. GAAP transformation process, and Group reporting packages received from subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2011. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2011 financial statements and this report does not affect our report dated May 10, 2012 which contains a qualification because the value of property, plant, and equipment pertaining to non-controlling shareholders in the accounting for acquisitions of various subsidiaries before January 1, 2009 has been recorded at appraised values rather than at historical cost as then required by accounting principles generally accepted in the United States.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

/s/ Ernst & Young LLC

Moscow, Russia

May 10, 2012

(d)	Remediation Activities and Changes in Internal Control over Financial Reporting

Remediation Activities Being Undertaken

In order to remedy this material weakness, we plan to continue formalization of the process the Company uses to transform statutory financial accounting records into U.S. GAAP accounting records in order to address the areas where adjustments were identified and to develop detailed checklists to facilitate the review controls over various aspects of financial statement closing process. We are also taking steps to further formalize the process of review of the group reporting packages received from subsidiaries and U.S. GAAP transformations review process in order to enhance operating effectiveness of review procedures over the areas in which errors were detected. We also expect to implement a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate.

The Group appointed an experienced methodology expert responsible for researching complex accounting issues under U.S. GAAP to enhance accounting techniques and practices relating to preparation U.S. GAAP consolidated financial statements.

Changes in Internal Control over Financial Reporting

We undertook the following efforts in 2011 to address the material weaknesses, identified by us in 2010, that we have determined to be a material change in our Internal Control over Financial Reporting:

We did not design and operate effective controls over the completeness of our commitments and contingencies disclosures.

In order to remediate this material weakness we have performed the following actions:

a)

we reviewed our process for capturing, evaluating and disclosing routine sales and purchase commitments and introduced certain changes in relation to the information subject to the disclosure of commitments and guarantees therefore removing the uncertainty at the subsidiaries level as to whether certain commitments and guarantees were subject to inclusion into the group reporting forms;

b)	we re-designed and implemented additional controls to facilitate the overall accuracy of the initial capture of data from contract databases at our subsidiaries;

c)

we implemented additional procedures and controls for timely review and validation of data capture in our commitments and contingency disclosure schedules at our subsidiaries by comparing input, on a test basis, with the underlying source documents.

We did not operate effective controls over the classification and reporting for transportation costs incurred by our subsidiaries.

In order to remediate this material weakness we have performed the following actions:

a)

we implemented additional review procedures focused on timely validation of the accuracy of and consistent adherence to the Group’s existing policies for capturing, summarizing and reporting by our subsidiaries of information pertaining to transportation expense reimbursement;

b)

we reallocated the responsibilities in the financial statement intercompany elimination process to facilitate the scrutiny of review of accuracy and completeness of classification transportation costs by experienced employees in the International Reporting Department.

We did not design and operate effective controls over aggregation and analysis of transactions with certain related parties, including the analysis of revenue recognition criteria and the application of the variable interest model to certain of our related parties.

In order to remediate this material weakness we have performed the following actions:

a)

we designed and established procedures for gathering data, which allow us to conduct periodic comprehensive analysis of and assessment of proper U.S. GAAP reporting and disclosure for transactions with related parties. Such procedures also include review of contracts pertaining to such transactions and analysis of revenue recognition criteria thereof, as well as analysis necessary for the application of the variable interest model to certain of our related parties;

b)	we implemented procedures and controls for management oversight and approval of results of aggregation and analysis of transactions with related parties.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2011, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2011 and 2010, respectively.

	Year Ended December 31,
	2011	2010
	(In thousands of U.S. dollars, net of VAT)
Audit Fees	12,837.6	11,364.0
Audit-related fees	—	65.0
Tax Fees	35.0	145.0
All Other Fees	2.8	9.0

Total	12,875.4	11,583.0

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2011 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our shares, GDSs or ADSs in 2011.

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

Item 16H. Mine Safety Disclosure

The information concerning mine safety violations or other regulatory matters required by Secion 1503(a) if the Dodd-Frank Wall Street Reform and Consumer Protection Act or this Item 16H is included in Exhibit 16.

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description
1.1	Charter of Mechel OAO (new version) registered on June 30, 2011

1.2	Amendment to Charter of Mechel OAO registered on October 11, 2011

1.3	Amendment to Charter of Mechel OAO registered on December 12, 2011

1.4	Amendment to Charter of Mechel OAO registered on March 13, 2012

8.1	Subsidiaries of Mechel

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16	Mine Safety Disclosure

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
Name: Evgeny V. Mikhel
Title: Chief Executive Officer

Date: May 10, 2012

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors

Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 10, 2012 expressed an adverse opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

May 10, 2012

MECHEL OAO

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

	Notes	December 31, 2011	December 31, 2010
ASSETS
Cash and cash equivalents	4	$643,379	$340,800
Accounts receivable, net of allowance for doubtful accounts of $50,966 in 2011 and $52,785 in 2010	5	824,560	529,107
Due from related parties	9	1,315,288	682,342
Inventories	6	2,599,097	1,866,626
Deferred income taxes		36,056	34,480
Prepayments and other current assets	7	654,285	737,651

Total current assets		6,072,665	4,191,006
Long-term investments in related parties	8	8,150	8,764
Other long-term investments	8	13,997	14,624
Property, plant and equipment, net	10	7,076,303	5,392,326
Mineral licenses, net	11	4,733,676	4,971,728
Other non-current assets	12	222,442	220,592
Deferred income taxes		27,817	9,564
Goodwill	3(f)	1,151,187	969,560

Total assets		$19,306,237	$15,778,164

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	13	$2,651,357	$2,077,809
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services		976,187	647,033
Advances received		206,156	243,069
Accrued expenses and other current liabilities		281,762	264,746
Taxes and social charges payable		277,284	244,782
Unrecognized income tax benefits	19	2,190	4,266
Due to related parties	9	179,672	96,694
Asset retirement obligation, current portion	15	3,703	7,004
Deferred income taxes		41,822	28,276
Pension obligations, current portion	16	22,172	34,596
Dividends payable		4	1,639
Finance lease liabilities, current portion	17	96,907	49,665

Total current liabilities		4,739,216	3,699,579

Long-term debt, net of current portion	13	6,745,524	5,240,620
Asset retirement obligations, net of current portion	15	40,214	49,216
Pension obligations, net of current portion	16	144,182	153,472
Deferred income taxes		1,514,014	1,518,558
Finance lease liabilities, net of current portion	17	375,249	130,367
Commitments and contingencies	24
Other long-term liabilities		382,512	35,341

EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2011 and 2010)	18	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2011 and 2010)	18	25,314	25,314
Additional paid-in capital		845,994	847,137
Accumulated other comprehensive loss		(356,147)	(200,983)
Retained earnings		4,342,096	3,822,861

Equity attributable to shareholders of Mechel OAO		4,990,764	4,627,836

Non-controlling interests	3(g)	374,562	323,175

Total equity		5,365,326	4,951,011

Total liabilities and equity		$19,306,237	$15,778,164

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Income and Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2011	2010	2009
Revenue, net (including related party amounts of $904,876, $686,172 and $107,104 during 2011, 2010 and 2009, respectively)	23	$12,546,285	$9,746,036	$5,754,146
Cost of goods sold (including related party amounts of $1,612,001, $1,225,802 and $123,443 during 2011, 2010 and 2009, respectively)		(8,221,251)	(6,149,310)	(3,960,693)

Gross profit	23	4,325,034	3,596,726	1,793,453

Selling, distribution and operating expenses:
Selling and distribution expenses		(1,724,539)	(1,435,283)	(1,062,810)
Taxes other than income tax	20	(102,899)	(110,759)	(105,203)
Accretion expense	15	(6,822)	(6,545)	(7,398)
Loss on write-off of property, plant and equipment	10	(11,006)	(10,776)	(20,940)
Recovery of allowance for doubtful accounts		337	11,933	38,019
General, administrative and other operating expenses, net	21	(648,442)	(513,089)	(389,477)

Total selling, distribution and operating expenses, net		(2,493,371)	(2,064,519)	(1,547,809)

Operating income		1,831,663	1,532,207	245,644

Other income and (expense):
Income from equity investments	8	304	1,184	1,200
Interest income		16,786	17,167	21,445
Interest expense		(561,490)	(558,397)	(498,986)
Foreign exchange loss		(117,076)	(14,544)	(174,336)
Other (expenses) income, net	22	(6,860)	(8,987)	500,257

Total other income and (expense), net		(668,336)	(563,577)	(150,420)

Income from continuing operations, before income tax	19	1,163,327	968,630	95,224

Income tax expense	19	(359,880)	(276,656)	(18,893)

Net income		803,447	691,974	76,331
Less: Net income attributable to non-controlling interests	3(g)	(75,562)	(34,761)	(2,590)

Net income attributable to shareholders of Mechel OAO		727,885	657,213	73,741

Less: Dividends on preferred shares	18	(78,281)	(8,780)	(134,498)

Net income (loss) attributable to common shareholders of Mechel OAO		$649,604	$648,433	$(60,757)

Net income		$803,447	$691,974	$76,331
Currency translation adjustment		(170,794)	(26,218)	(325,353)
Change in pension benefit obligation		(7,160)	(9,466)	(10,155)
Adjustment of available-for-sale securities		(2,245)	4,838	(5,178)

Comprehensive income (loss)		623,248	661,128	(264,355)

Comprehensive (income) loss attributable to non-controlling interests		(50,527)	(32,498)	6,759

Comprehensive income (loss) attributable to shareholders of Mechel OAO		$572,721	$628,630	$(257,596)

Basic and diluted earnings (loss) per share:
Earnings (loss) per share from continuing operations	18	$1.56	$1.56	$(0.15)

Net income (loss) per share	18	$1.56	$1.56	$(0.15)

Weighted average number of shares outstanding	18	416,270,745	416,270,745	416,270,745

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2011	2010	2009
Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO		$727,885	$657,213	$73,741
Net income attributable to non-controlling interests		75,562	34,761	2,590

Net income		803,447	691,974	76,331
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10	377,312	329,959	321,117
Depletion and amortization		183,799	144,621	85,558
Foreign exchange loss		117,076	14,544	174,336
Deferred income taxes	19	6,676	75,395	(31,665)
Recovery of allowance for doubtful accounts		(337)	(10,567)	(38,019)
Change in inventory reserves	6	18,276	(20,225)	(186,263)
Accretion expense	15	6,822	6,545	7,398
Loss on write-off of property, plant and equipment	10	11,006	10,776	20,940
Income from equity investments	8	(304)	(1,184)	(1,200)
Non-cash interest on pension liabilities	16	13,625	14,409	15,954
(Gain) loss on sale of property, plant and equipment		(5,350)	1,016	2,789
Loss (gain) on sale of investments	22	6	2,589	(155)
Change in asset retirement obligations		(6,809)	(10,967)	(9,595)
Gain on accounts payable with expired legal term	22	(5,390)	(5,523)	(2,571)
Gain on forgiveness of fines and penalties	22	(47)	—	(1,241)
Amortization of loan origination fee		54,458	41,970	42,561
Loss (gain) resulting from accretion and remeasurement of contingent obligation	14	1,760	1,630	(494,238)
Pension benefit plan curtailment gain	16	(38,711)	(13,910)	(37,717)
Gain from bargain purchase		—	(7,515)	—
Remeasurement of equity interest		—	2,044	—
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	16	5,226	6,946	7,032
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable		(319,987)	(148,199)	97,272
Inventories		(765,456)	(761,717)	481,307
Trade payable to vendors of goods and services		254,395	43,869	(100,069)
Advances received		(145,554)	86,047	30,516
Accrued taxes and other liabilities		13,215	143,194	48,998
Settlements with related parties		390,940	(506,676)	(77,380)
Other current assets		(79,607)	(260,529)	131,273
Advanced payments to non-state pension funds		—	(4,922)	7,545
Unrecognized income tax benefits		(2,285)	(12,965)	(9,145)

Net cash provided by (used in) operating activities		888,202	(147,371)	561,669

continued on next page

MECHEL OAO

Consolidated Statements of Cash Flows (continued)

(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2011	2010	2009
continued from previous page
Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	3(a)	(70,044)
Acquisition of HBL, less cash acquired		—	—	(8,387)
Acquisition of the BCG Companies, less cash acquired	3(e)	—	—	4,908
Acquisition of TPP Rousse, less cash acquired	3(b)	—	(70,197)	—
Acquisition of SC Donau Commodities SRL, less cash acquired	3(d)	—	(11,040)	—
Acquisition of Ramateks, less cash acquired	3(c)	—	(2,640)	—
Acquisition of other subsidiaries, less cash acquired		(5,643)	(5,621)	(8,022)
Capital contribution in affiliates		(571)	—	—
Investments in asset trust management		—	—	(45,592)
Proceeds from asset trust management		—	7,126	38,720
Proceeds from disposal of investments in affiliates		6	2,834	2,343
Proceeds from disposal of securities		—	9,346	6,913
Short-term loans issued and other investments (including related party amounts of $944,530 in 2011)		(1,089,850)	(275,811)	(137,276)
Proceeds from short-term loans issued		353,624	207,132	46,803
Proceeds from disposals of property, plant and equipment		29,111	9,768	2,403
Prepayment for the participation in auction		(7,869)	—	—
Purchases of mineral licenses		(23,088)	—	(2,299)
Purchases of property, plant and equipment		(1,806,457)	(990,100)	(610,445)

Net cash used in investing activities		(2,620,781)	(1,119,203)	(709,931)

Cash Flows from Financing Activities
Proceeds from borrowings		5,957,260	8,181,372	4,434,998
Repayment of borrowings		(3,603,366)	(6,874,723)	(3,803,353)
Dividends paid	18	(210,233)	(23,325)	(208,066)
Acquisition of non-controlling interest in subsidiaries	3(g)	(283)	(17,481)	(14,631)
Repayment of obligations under finance lease		(99,372)	(55,718)	(33,514)
Sale leaseback proceeds		35,049	—	—

Net cash provided by financing activities		2,079,055	1,210,125	375,434

Effect of exchange rate changes on cash and cash equivalents		(43,897)	(17,447)	(67,315)

Net increase (decrease) in cash and cash equivalents		302,579	(73,896)	159,857

Cash and cash equivalents at beginning of period	4	340,800	414,696	254,839

Cash and cash equivalents at end of period	4	$643,379	$340,800	$414,696

Supplementary Cash Flow Information
Interest paid, net of amount capitalized		$478,158	$565,235	$383,385
Income taxes paid (received), net		$529,844	$209,991	$(27,233)

Non-cash Activities
Acquisition of equipment under finance lease	17	$427,000	$141,541	$19,741
Issuance of preferred shares for the acquisition of the BCG Companies	3(e)	$—	$—	$496,159
Contingent consideration recognized upon the acquisition of the BCG Companies	3(e)	$—	$—	$514,607

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statement of Changes in Equity

(in thousands of US dollars, except share numbers)		Common shares		Preferred shares		Additional paid-in capital	Accumula- ted other comprehen- sive (loss) income	Retained earnings	Equity attributable to share- holders of Mechel OAO	Non-controlling interests	Total equity
	Notes	Shares	Amount	Shares	Amount
Balance at December 31, 2008		416,270,745	$133,507	—	$—	$400,081	$158,937	$3,323,298	$4,015,823	$305,838	$4,321,661

Net income		—	—	—	—	—	—	73,741	73,741	2,590	76,331
Dividends	18	—	—	—	—	—	—	(208,066)	(208,066)	—	(208,066)
Cumulative translation adjustment		—	—	—	—	—	(316,004)	—	(316,004)	(9,349)	(325,353)
Adjustment of available-for-sale securities		—	—	—	—	—	(5,178)	—	(5,178)	—	(5,178)
Change in pension benefit obligation		—	—	—	—	—	(10,155)	—	(10,155)	—	(10,155)
Acquisitions of non-controlling interests	3(g)	—	—	—	—	(11,588)	—	—	(11,588)	(3,122)	(14,710)
Issuance of preferred shares	18	—	—	83,254,149	25,314	470,845	—	—	496,159	—	496,159

Balance at December 31, 2009		416,270,745	$133,507	83,254,149	$25,314	$859,338	$(172,400)	$3,188,973	$4,034,732	$295,957	$4,330,689

Net income		—	—	—	—	—	—	657,213	657,213	34,761	691,974
Dividends	18	—	—	—	—	—	—	(23,325)	(23,325)	—	(23,325)
Cumulative translation adjustment		—	—	—	—	—	(23,955)	—	(23,955)	(2,263)	(26,218)
Adjustment of available-for-sale securities		—	—	—	—	—	4,838	—	4,838	—	4,838
Change in pension benefit obligation		—	—	—	—	—	(9,466)	—	(9,466)	—	(9,466)
Acquisitions of non-controlling interests	3(g)	—	—	—	—	(12,201)	—	—	(12,201)	(5,280)	(17,481)

Balance at December 31, 2010		416,270,745	$133,507	83,254,149	$25,314	$847,137	$(200,983)	$3,822,861	$4,627,836	$323,175	$4,951,011

Net income		—	—	—	—	—	—	727,885	727,885	75,562	803,447
Dividends	18	—	—	—	—	—	—	(208,650)	(208,650)	—	(208,650)
Cumulative translation adjustment		—	—	—	—	—	(145,759)	—	(145,759)	(25,035)	(170,794)
Adjustment of available-for-sale securities		—	—	—	—	—	(2,245)	—	(2,245)	—	(2,245)
Change in pension benefit obligation		—	—	—	—	—	(7,160)	—	(7,160)	—	(7,160)
Acquisitions of non-controlling interests and effect of changes in ownership of subsidiaries within the Group	3(g)	—	—	—	—	(1,143)	—	—	(1,143)	860	(283)

Balance at December 31, 2011		416,270,745	$133,507	83,254,149	$25,314	$845,994	$(356,147)	$4,342,096	$4,990,764	$374,562	$5,365,326

See accompanying notes to consolidated financial statements

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

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

Name of subsidiary	Registered in	Core business	Date control acquired/ date of incorporation (*)	Interest in voting stock held by the Group at December 31,
				2011	2010	2009
Mechel International Holdings GmBH (MIH)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)	Liechtenstein	Trading	Oct 30, 2000	100.0%	100.0%	100.0%
Mechel Trading House (MTH)	Russia	Trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	Jan 21, 1999	96.6%	96.6%	95.9%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.5%	74.5%	74.5%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	94.2%	94.2%	94.2%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	84.1%	84.1%	84.1%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	91.4%	91.4%	91.4%
Mechel Targoviste S.A.	Romania	Steel products	Aug 28, 2002	86.6%	86.6%	86.6%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	85.6%	85.6%	85.6%
Mechel Campia Turzii S.A.	Romania	Steel products	June 20, 2003	86.6%	86.6%	86.6%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Energo	Russia	Power trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	97.1%	97.1%	97.1%

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Name of subsidiary	Registered in	Core business	Date control acquired/ date of incorporation (*)	Interest in voting stock held by the Group at December 31,
				2011	2010	2009
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Izhstal	Russia	Steel products	May 14, 2004	88.4%	88.4%	88.4%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	90.4%
Mechel Service	Russia	Trading	May 5, 2005	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec 20, 2005	100.0%	100.0%	100.0%
Metals Recycling	Russia	Scrap collecting	March 14, 2006	100.0%	100.0%	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	99.5%	99.5%	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.3%	98.3%	98.3%
Mechel Finance**	Russia	Corporate finance	June 6, 2007	—	100.0%	100.0%
Kuzbass Power Sales Company (KPSC)	Russia	Power sales	June 30, 2007	72.1%	72.1%	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%	100.0%	100.0%
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%	100.0%	100.0%
Mechel-Carbon	Switzerland	Trading	April 2, 2008	100.0%	100.0%	99.2%
Ductil Steel S.A. (Ductil Steel)	Romania	Steel products	April 8, 2008	100.0%	100.0%	100.0%
Oriel Resources Plc. (Oriel)	Great Britain	Chrome and nickel	Apr 17, 2008	100.0%	100.0%	100.0%
Mechel-Mining OAO	Russia	Holding	April 18, 2008	98.69%	98.69%	98.44%
HBL Holding GmbH (HBL)	Germany	Trading	Sept 26, 2008	100.0%	100.0%	100.0%
Mechel Remservice	Russia	Repairs	Feb 9, 2009	100.0%	100.0%	100.0%
The BCG Companies	USA	Coal mining	May 7, 2009	100.0%	100.0%	100.0%
Laminorul S.A	Romania	Steel products	Feb 25, 2010	90.9%	90.9%	—
Ramateks	Turkey	Trading	June 18, 2010	100.0%	100.0%	—
Toplofikatsia Rousse (TPP Rousse)	Bulgaria	Power generation	Dec 9, 2010	100.0%	100.0%	49.0%
Mechel Mining Trading House	Russia	Trading	May 19, 2011	100.0%	—	—
Invicta Merchant Bar	Great Britain	Steel products	Aug 22, 2011	100.0%	—	—
Donetsk Electrometallurgical Plant (DEMP)	Ukraine	Steel products	Dec 22, 2011	100.0%	—	—

*	Date, when a control interest was acquired or a new company established by either the Group or Controlling Shareholders.
**	Mechel Finance was liquidated on February 24, 2011.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

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

The Group operates in four business segments: steel (comprising steel and steel products), mining (comprising coal, iron ore and coke), ferroalloy (comprising nickel, chrome and ferrosilicon) and power (comprising electricity and heat power), and conducts operations in Russia, Ukraine, Turkey, Kazakhstan, the USA and Europe. The Group sells its products within Russia and foreign markets. Through acquisitions, the Group has added various businesses to explore new opportunities and build an integrated steel, mining, ferroalloy and power group. The Group operates in a highly competitive and cyclical industry; any local or global downturn in the industries may have an adverse effect on the Group’s results of operations and financial condition. The Group will require a significant amount of cash to fund capital improvement programs and business acquisitions. While the Group will utilize funds from operations, it expects to continue to rely on capital markets and other financing sources for its capital needs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

Russian affiliates and subsidiaries of the Group maintain their books and records in Russian rubles and prepare accounting reports in accordance with the accounting principles and practices mandated by Russian

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The adoption of the above mentioned changes to consolidation guidance did not have any impact on the consolidated financial statements of the Group. The Group does not have significant consolidated variable interest entities.

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

Goodwill represents the excess of the consideration transferred plus the fair value of any non-controlling interests in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. For the acquisitions with the effective date before January 1, 2009, the excess of the fair value of net assets acquired over cost, known as negative goodwill, was allocated to the acquired non-current assets, except for the deferred taxes, if any, until they were reduced to zero. Since January 1, 2009, the excess of the fair value of net assets acquired over the fair value of the consideration transferred plus the fair value of any non-controlling interests is recognized as a gain in the consolidated statements of income and comprehensive income (loss) on the acquisition date.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(f)	Reporting and functional currencies

The Group has determined its reporting currency to be the U.S. dollar. The functional currencies for Russian, European, Romanian, Ukrainian, Kazakh, Bulgarian and Turkish subsidiaries of the Group are the Russian ruble, euro, the Romanian lei, the Ukrainian hryvnia, the Kazakh tenge, the Bulgarian lev and the Turkish lira, respectively. The U.S. dollar is the functional currency of the other international operations of the Group.

The translation adjustments resulting from the process of translating financial statements from the functional currency into the reporting currency are included in determining other comprehensive income. Mechel’s Russian, European, Romanian, Ukrainian, Kazakh, Bulgarian and Turkish subsidiaries translate local currencies into U.S. dollars using the current rate method as prescribed by FASB ASC 830, “Foreign Currency Matters” (“ASC 830”), for all periods presented.

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

(i)	Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property and costs of identifying and upgrading additional mineral resources to reserve status are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by mining engineers. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves, for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves, for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

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

Mining assets and processing plant and equipment are those assets, including construction in progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (refer to Note 2(k)), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date. As fully described in Note 2(k), effective January 1, 2011, the Group changed its estimate of the useful lives of the mineral licenses acquired before August 22, 2004 to be based on proven and probable reserves of the mine. The unit-of-production method is used for the underground mine development structure costs as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

Capitalized production costs for internally developed assets include material, direct labor costs, and allocable material and manufacturing overhead costs. Manufacturing overhead costs are capitalized only if and to the extent they can be reliably measured and directly allocated to definite object of construction-in-progress. These costs include the costs of electricity used to operate the equipment, depreciation on the equipment, costs of personnel (other than direct labour) and other. When construction activities are performed over an extended period, interest costs incurred during construction are capitalized. Construction-in-progress and equipment held for installation are not depreciated until the constructed or installed asset is substantially ready for its intended use.

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to the prolongation of useful life or

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred. We expensed $111,886, $68,950 and $61,149 of repair and maintenance costs during the period ended December 31, 2011, 2010 and 2009, respectively. These amounts represent the cost of third parties repair and maintenance services. Repair and maintenance costs carried out internally are accounted for as expense according to the nature of cost elements, including cost of labour and related social taxes, spare parts, auxiliary materials, energy and other expense.

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

The mineral licenses are recorded at their fair values at the date of acquisition, based on the appraised fair value. Fair value of the mineral licenses acquired prior to August 22, 2004 (the date of change in the Russian Subsoil Law that makes license extensions through the end of the estimated proven and probable reserve period reasonably assured), is based on independent mining engineer appraisals for proven and probable reserves during the license term. Before 2011, such mineral licenses were amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period. Effective January 1, 2011, the Group changed its estimate of the useful lives of the mineral licenses acquired before August 22, 2004 to be based on proven and probable reserves of the mine. The change was applied prospectively and had no significant impact on the consolidated results of the Group’s operations. The effect of this change in estimate was to reduce depletion expense for the year ended December 31, 2011 by $17,323 and increase income from continuing operations, net of taxes, by $13,858 or $0.00003 per common share.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group established a policy, according to which the Group would engage independent mining engineers to review its proven and probable reserves every three years unless circumstances or additional factors warrant an additional analysis. This policy does not change the Group’s approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers. The Group’s proven and probable reserve estimates as of that date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

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

Intangible assets include quotas for CO2 emissions, initially recognized at the date of business combination at their respective fair value in accordance with the requirements of ASC 805. Net gains and losses on sale and exchange of excess emission rights, representing the difference between the sales proceeds and the cost of emission rights, are recorded in operating income (expenses). Emission rights have indefinite useful life and are subject to impairment testing.

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

(n)	Long-lived assets impairment, including definite-lived intangibles and goodwill

The Group follows the requirements of FASB ASC 360, “Property, Plant and Equipment” (“ASC 360”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and FASB ASC 350, “Intangibles — Goodwill and Other” (“ASC 350”), with respect to impairment of goodwill and intangibles. The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations and value beyond proven and probable reserves), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by ASC 350 and ASC 360. Recoverability of long-lived assets, excluding goodwill, is

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets.

In performing the impairment analysis, the Group considers whether the results and cash flows of an asset or asset group can be clearly distinguished from results and cash flows of other assets of the Group. Generally long-lived assets are grouped by reporting units with discrete financial information regularly reviewed by operating management (i.e. the lowest level of identifiable cash flows that are independent of the cash flows of other assets is at a single entity level). At SKCC, a group of assets is determined by the aggregated mines owned and operated by SKCC, because they are dependent on operations of each other and represent the single production process.

If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and impairment charge is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value.

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves and estimated value beyond proven and probable mineral reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers. The Group’s reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. As of December 31, 2011, the Group had the following number of reporting units by segments: Steel – 9, Mining – 5, Power – 3 and Ferroalloy – 2. Estimated future cash flows are based on the Group’s assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the goodwill impairment testing.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

As of December 31, 2011, the Group performed an impairment analysis of goodwill at all reporting units. In addition, the Group’s long-lived assets were tested for recoverability at those reporting units, where events or changes in circumstances indicate that their carrying amounts may not be recoverable. Cash flow forecasts used in the test were based on the assumptions as of December 31, 2011.

The forecasted period for non-mining subsidiaries of the Group was assumed to be six years to reach stabilized cash flows, and the value beyond the forecasted period was based on the terminal growth rate of 2.5%. For mining subsidiaries of the Group the forecasted period was based on the remaining life of the mines. Cash flows projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2012-2017 that were used in cash flow projections were as follows:

Region	2012	2013	2014	2015	2016	2017
Russia	8%	7%	6%	6%	6%	6%
USA	3%	3%	2%	2%	2%	2%
Bulgaria	4%	4%	4%	4%	4%	4%
Romania	4%	4%	4%	4%	4%	4%
Other European countries	2%	2%	2%	2%	2%	2%
Kazakhstan	8%	7%	6%	6%	6%	6%
Ukraine	8%	7%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flows projections, the Group used similar discount rates for Russia, Eastern Europe, Kazakhstan, and the USA, assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2011 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2012	2013	2014	2015	2016	2017
Discount rate	11.12%	10.75%	10.40%	10.05%	9.70%	9.37%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group as of December 31, 2011, no impairment loss was recognized.

According to the results of the impairment analysis of goodwill as of December 31, 2011, the following reporting units have the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact the Group’s results:

Reporting unit	Segment	The excess of fair value over carrying value	Goodwill allocated to the reporting unit
Toplofikatsia Rousse (TPP Rousse)	Power	11%	83,513
Southern Kuzbass Power Plant (SKPP)	Power	14%	118,851

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The material assumptions that drive the estimated fair values of the TPP Rousse and SKPP are similar and represented by projected electricity prices, sales volumes, steam coal prices, discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years elsewhere in the world, including Bulgaria and Russia, where TPP Rousse and SKPP, respectively, are located. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty.

Based on the sensitivity analysis carried out as of December 31, 2011, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that the Group would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	0.6% decrease in future planned revenues;

•	0.7% point increase in discount rates for each year within the forecasted period;

•	1.1% point decrease in cash flows growth rate after the forecasted period.

The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

(o)	Finance leases

The cost of equipment acquired under capital (finance) lease contracts is measured at the lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet at the measured amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review as described in Note 2(n). Capital lease liabilities are divided into long-term and current portions based on the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included in the depreciation charge for the period.

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

Market value is the estimated price, at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale. The Group determines market value of inventories for a group of items of inventories with similar characteristics. The term “market” means current replacement cost not to exceed net realizable value (selling price less reasonable estimable costs of completion and disposal) or be less than net realizable value adjusted for a normal profit margin. Market value for each group is compared with an

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

acquisition/manufacturing cost, and the lower of these values is used to determining the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of income and comprehensive income (loss). When inventories are written down below cost at the close of a fiscal year, such reduced amount is considered as the cost basis for subsequent accounting purposes.

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

In 2009, contribution to the Russian pension fund together with other social contributions were included within a unified social tax (“UST”), which was calculated by the application of a regressive rate from 26% (applied to the part of the annual gross salary below 280 thousand Russian rubles (or approximately $9) to 104.8 thousand Russian rubles plus 2% (applied to the part of the annual gross salary above 600 thousand Russian rubles) to the annual gross remuneration of each employee. UST was allocated to three social funds (including the Russian pension fund), where the rate of contributions to the Russian pension fund varied from 14% (applied to the part of the annual gross salary below 280 thousand Russian rubles) to 56.8 thousand Russian rubles (applied to the part of the annual gross salary exceeding 600 thousand Russian rubles).

In 2010, changes were introduced to the Russian tax legislation. The UST was replaced by the direct insurance contributions to the national extra-budgetary funds. In 2010, the total rate of social contributions was 26%: contributions to the Russian pension fund in the amount of 20% of the annual gross salary of each employee, contributions to the fund of obligatory medical insurance in the amount of 3.1%, and contributions to

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

the social insurance fund in the amount of 2.9%. These rates were applied to part of the annual gross salary below 415 thousand Russian rubles (approximately $13.6) for each employee and 0% thereafter.

In 2011, the contributions to the Russian pension fund and the fund of obligatory medical insurance were further increased to 26% and 5.1%, respectively. These rates were applied to part of annual gross salary below 463 thousand Russian rubles (approximately $15.8) for each employee and 0% thereafter. Annual gross salaries exceeding that amount were non-taxable.

Contributions to the Russian pension fund for the years ended December 31, 2011, 2010 and 2009 were $211,732, $134,579 and $75,164, respectively.

The BCG Companies contribute to multiemployer defined benefit pension plans sponsored by the United Mine Workers of America (“UMWA”) labor union. The amount of contributions to the UMWA, which is based on the number of employees, a specified rate and the total number of employee hours worked for the year ended December 31, 2011 and 2010 was $3,900 and $4,238, respectively, and for the period from the acquisition date through December 31, 2009 was approximately $2,000.

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

The Group’s U.S. subsidiaries adopted FASB ASC 715, “Compensation — Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated postretirement benefit obligation (“APBO”) was recognized at the acquisition of the U.S. subsidiaries on May 7, 2009 (refer to Note 3(e)). The APBO represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement (refer to Note 16).

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

Revenues are inflows from sales of goods that constitute ongoing major operations of the Group and are reported as such in the consolidated statement of income and comprehensive income (loss). Inflows from

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of income and comprehensive income (loss).

The Group is involved in re-selling goods and services produced or rendered by other entities. Revenues are reported based on the gross amount billed to the customer when the Group has earned revenue as a principal from the sale of goods or services, or the net amount retained (that is, the amount billed to the customer reduced by the amount billed by the supplier) when the Group has earned a commission or fee as an agent. The Group evaluates the relevant facts and circumstances and takes into consideration the following factors in determining whether to recognizes revenue on a gross basis: (1) the Group is the primary obligor in the arrangement; (2) the Group has general inventory risk including customer returns; (3) the Group has latitude in establishing price; (4) the Group changes the product or performs part of the service; (5) the Group has discretion in supplier selection; (6) the Group is involved in the determination of product or service specifications; (7) the Group has physical loss inventory risk; and (8) the Group has credit risk. Otherwise, revenues are reported net when the Group performs as an agent or a broker without assuming the risks and rewards of ownership of goods. The evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. This accounting policy of reporting revenue gross as a principal versus net as an agent has no effect on gross profit, income from continuing operations before taxes, or net income.

In the situation when the Group acts as a supplier and as a buyer with the same counterparty, the Group analyzes the respective purchase and sales agreements to identify whether these transactions were concluded in contemplation with each other and, therefore, should be combined for accounting purposes deferring the revenue recognition to the point when the earnings process has culminated.

In the Power segment (refer to Note 23), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

(u)	Advertising costs

Advertising costs are expensed as incurred. During the years ended December 31, 2011, 2010 and 2009, the amounts of advertising costs were insignificant.

(v)	Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $1,117,065, $918,231 and $689,777 for the years ended December 31, 2011, 2010 and 2009, respectively.

(w)	Income taxes

Provision is made in the financial statements for taxation of profits in accordance with applicable legislation currently in force in individual jurisdictions. The Group accounts for income taxes under the liability method in accordance with FASB ASC 740, “Income Taxes” (“ASC 740”). Under the liability method, deferred income taxes reflect the future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income or expense in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on the expectations of future taxable income and reversals of the various taxable temporary differences.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2011 and 2010, the Group included accruals for unrecognized income tax benefits totaling $2,190 and $4,266, including interest and penalties of $438 and $717, as a component of accrued liabilities, respectively. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes.

(x)	Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2011, 2010 and 2009, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of the ASC 715. In accordance with ASC 715, the Group recognizes actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2011 and 2010, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses.

Accumulated other comprehensive loss is comprised of the following components:

	December 31, 2011	December 31, 2010	December 31, 2009
Cumulative currency translation adjustment	(385,528)	(239,769)	(215,814)
Unrealized losses on available-for-sale securities	(3,181)	(936)	(5,774)
Pension adjustments, net of related income taxes of $7,276 in 2011, $6,782 in 2010	32,562	39,722	49,188

Total accumulated other comprehensive loss	(356,147)	(200,983)	(172,400)

(y)	Stock-based compensation

The Group applies the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2011, 2010 and 2009, the Group did not enter in any employee stock-compensation arrangements.

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

•

Mining segment, comprising production and sales of coal (coking and steam) and middlings, coke and chemical products, and iron ore, which supplies raw materials to the Steel, Ferroalloy and Power segments and also sells substantial amounts of raw materials to third parties;

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2011 and 2010. For long-term borrowings, the difference between fair value and carrying value is shown in Note 14. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (refer to Note 8).

(bb)	Guarantees

In accordance with FASB ASC 460, “Guarantees” (“ASC 460”), the fair value of a guarantee is determined and recorded as a liability at the time when the guarantee is issued. The initial guarantee amount is subsequently remeasured to reflect the changes in the underlying liability. The expense or re-measurement adjustments is included in the related line items of the consolidated statements of income and comprehensive (loss) income, based on the nature of the guarantee. When the likelihood of performing on a guarantee becomes probable, a liability is accrued, provided it is reasonably determinable on the basis of the facts and circumstances at that time.

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

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

otherwise required, the Group may disclose contingent liabilities or other uncertainties of an unusual nature which, in the judgment of management after consultation with its legal or tax counsel, may be of interest to shareholders or others.

(dd)	Derivative instruments and hedging activities

The Group recognizes its derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2011, 2010 and 2009, the Group did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument held by the Group is recognized currently in income.

The cross currency swap agreement involves the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. For the year ended December 31, 2011, a $20,784 loss related to the change in the fair value of derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of income and comprehensive income (loss). There were no such gains or losses related to the change in the fair value of derivative instruments during the years ended December 31, 2010 and 2009. There were no foreign currency forward and options contracts outstanding as of December 31, 2011 and 2010.

(ee)	Investments

The Group recognizes all its debt and equity investments in accordance with FASB ASC 320, “Investments — Debt and Equity Securities” (“ASC 320”). At acquisition, the Group classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date the Group reassesses the appropriateness of the classification.

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

Recoverability of equity method and other investments

Management periodically assesses the recoverability of the Group’s equity method and other investments. For investments in publicly traded entities, readily available quoted market prices are an indication of the fair

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

value of the investments. For investments in non-publicly traded entities, if an identified event or change in circumstances requires an evaluation, management assesses their fair value based on valuation techniques including discounted cash flow estimates or sales proceeds, external appraisals and market prices of similar investments as appropriate.

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

	At May 10,	Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
Currency	2012	2011	2010	2009	2011	2010	2009
Russian ruble	29.81	32.20	30.48	30.24	29.39	30.37	31.72
Euro	0.76	0.77	0.76	0.70	0.72	0.75	0.72
Romanian lei	3.37	3.34	3.20	2.94	3.05	3.18	3.04
Kazakh tenge	147.94	148.40	147.40	148.36	146.62	147.34	147.51
Bulgarian lev	1.49	1.51	1.46	1.36	1.41	1.48	1.41
Turkish lira	1.78	1.91	1.54	1.49	1.67	1.51	1.56
Ukrainian hryvnia	7.99	7.99	7.96	7.99	7.97	7.94	7.79

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

(gg)	Recently issued accounting pronouncements

Fair value measurement

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement” (“ASU 2011-04”). The amendments in ASU 2011-04 result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include those that clarify the FASB’s intent about the application of existing fair

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

value measurement and disclosure requirements, and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Group will initially adopt ASU 2011-04 for the 2012 annual reporting and does not expect that it will have a material impact on the Group’s financial position and results of operations.

Comprehensive income

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income” (“ASU 2011-05”) that amends Topic 220, “Comprehensive Income”, of the FASB Codification. ASU 2011-05 clarifies the options of separate or combined presentation of profits and losses and other comprehensive income, describes items grouping, profit tax presentation and other matters. ASU 2011-05 is effective for the first interim or annual period beginning on or after December 15, 2011. The Group is subject to ASU 2011-05 from January 1, 2012, and as the amendments impact presentation requirements only, the adoption of ASU 2011-05 is not expected to have a material impact on the Group’s consolidated financial statements.

Intangibles — goodwill and other

In September 2011, the FASB issued ASU 2011-08, “Intangible — Goodwill and Other” (“ASU 2011-08”) that amends Topic 350, “Testing Goodwill for Impairment”, of the FASB Codification. ASU 2011-08 simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed; otherwise, goodwill is deemed to be not impaired and no further testing is required until the next annual test date (or sooner if conditions or events before that date raise concerns of potential impairment in the business). The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Group is subject to ASU 2011-08 from January 1, 2012, and does not expect ASU 2011-08 to have a material impact on the Group’s financial position and results of operations.

Retirement benefit obligations

In September 2011, the FASB issued ASU 2011-09, “Compensation — Retirement Benefits — Multiemployer Plans” (“ASU 2011-09”) that amends subtopic 715-80, “Disclosures about an Employer’s Participation in a Multiemployer Plan”, of the FASB Codification. ASU 2011-09 requires additional disclosures about an employer’s participation in a multiemployer pension plan. ASU 2011-09 is effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The Group is subject to ASU 2011-09 from January 1, 2012, and as the amendments impact presentation requirements only, the adoption of ASU 2011-09 does not expect to have a material impact on the Group’s consolidated financial statements.

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (topic 210), Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires entities to disclose information about

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

offsetting and related arrangements of financial instruments and derivative instruments and will be applied retrospectively for all comparative periods presented. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Group is currently evaluating the impact that the adoption will have on the consolidated financial statements.

Other comprehensive income

In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. The amendments in ASU 2011-12 are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. It is not expected to have a material impact on the Group’s financial position or results of operations, or even disclosures, since it is deferring a previously required disclosure item until further deliberations are complete.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the financial position, results of operations or cash flows of the Group.

Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated balance sheet and the consolidated statement of income and comprehensive income (loss), and have no impact on net income or equity.

3.	ACQUISITIONS, INVESTMENTS AND DISPOSALS

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2009 and December 31, 2011.

(a)	Donetsk Electrometallurgical Plant

On December 22, 2011, the Group acquired 100% of the shares of Daveze Ltd, which held 100% of ownership interest in Donetsk Electrometallurgical Plant (“DEMP”), a steel plant located in Donetsk, Ukraine, for a consideration of $537,000 to be paid in monthly installments during the period from December 2011 until December 2018. The acquisition is consistent with the Group’s program to expand its production and sales of steel products, in particular continuously-cast billets and rolls of specialty steel that are exported to the United States and Europe. DEMP is included in the Steel segment.

This business combination was accounted for using the acquisition method of accounting. The results of operations of DEMP are included in the consolidated financial statements from the date of acquisition of control,

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

December 22, 2011. The fair value of purchase consideration at the date of acquisition of control was determined by the Group based on the amount of discounted cash payments that should be made by the Group until December 2018. The discount rate used is 8.37% per annum. The present value of purchase consideration as of December 22, 2011 amounted to $421,929. The amount of consideration outstanding as of December 31, 2011 was $351,404, out of which $319,822 was recorded in Other long-term liabilities and $31,582 was recorded in Other current liability in accordance with the payment schedule. As of December 31, 2011, these liabilities were secured with the pledge of 100% of the shares of Daveze Ltd, 100% of the shares of DEMP and property, plant and equipment totaling $85,163.

The purchase price allocation is preliminary, pending the receipt of the final property, plant and equipment and other identifiable assets appraisal. The following table summarizes the preliminary fair values of net assets acquired at the date of acquisition of control:

December 22, 2011
Cash and cash equivalents	480
Other current assets	230,402
Property, plant and equipment	233,101
Other non-current assets	1,457
Current liabilities	(210,699)
Non-current liabilities	(24,801)
Deferred income taxes	(31,692)

Fair value of net assets acquired	198,248
Goodwill	223,681

Total investment	421,929

Goodwill of $223,681 arising from the Group’s acquisition of DEMP represents expected benefits from the synergies related to continuously-cast billets and rolls of specialty steel products trading and strengthening the position in the European and United States markets.

(b)	Toplofikatsia Rousse

On December 17, 2007, the Group acquired a 49% interest in Toplofikatsia Rousse (“TPP Rousse”), a power plant located in Rousse, Republic of Bulgaria, for $73,539 paid in cash. The purchase of 49% shares was accounted for using the equity method of accounting and was included within Long-term investments in related parties until December 9, 2010 (refer to Note 9 (g)).

On December 9, 2010, the Group acquired the remaining 51% of the common shares of TPP Rousse for $71,932 paid in cash. As a result the Group increased its share in the share capital of TPP Rousse up to 100% from the previously owned 49%.

The acquisition of the remaining stake in TPP Rousse is in line with the Group’s strategy to further develop its power segment. It provides new opportunities for distribution and sale of electric power in the European market and will strengthen Group’s position in power industry.

The business combination was accounted for using the acquisition method of accounting. The results of operations of TPP Rousse were included in the consolidated financial statements from the date of acquisition of

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

control, December 9, 2010. The purchase price allocation was preliminary, pending the receipt of the final property, plant and equipment and other identifiable asset appraisal. During 2011, the Group completed the valuation and finalized the purchase price allocation for TPP Rousse.

The following table summarizes the provisional values and adjustments to them to arrive to the final fair values of assets acquired and liabilities assumed at the date of acquisition of control:

	Provisional basis	Adjustments	Final basis
Cash and cash equivalents	1,735	—	1,735
Other current assets	10,934	—	10,934
Property, plant and equipment	58,313	(7,822)	50,491
Intangible assets	—	28,921	28,921
Other non-current assets	154	—	154
Current liabilities	(29,414)	—	(29,414)
Non-current liabilities	(3,575)	—	(3,575)
Deferred income taxes	(1,691)	(1,745)	(3,436)

Fair value of net assets acquired	36,456	19,354	55,810
Goodwill	104,586	(19,354)	85,232

Total investment	141,042	—	141,042

As of the date of acquisition of control, the previously held equity interest was remeasured at the fair value in accordance with ASC 805. The remeasurement of equity interest resulted in a loss of $2,044, which was recognized in the consolidated statement of income and comprehensive income for the year ended December 31, 2010.

In 2011, the Group completed the valuation of net assets and finalized the purchase price allocation for TPP Rousse. Goodwill of $85,232 arising from the Group’s acquisition of TPP Rousse represents expected benefits from the synergies related to the vertical integration of the Group’s business and expansion into additional markets for steam coal, which is used to fuel power plants in the European Union. TPP Rousse is included in the Power segment.

(c)	Ramateks

On June 18, 2010, the Group acquired 100% of the shares of Ramateks group of companies (“Ramateks”) for a consideration of $3,000 paid in cash. Ramateks includes two trading entities selling primarily steel products in Turkey. The acquisition is consistent with the Group’s program to expand its sales network and enlarge its client base.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

This business combination was accounted for using the acquisition method of accounting. The results of operations of Ramateks are included in the consolidated financial statements from the date of acquisition of control, June 18, 2010. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

June 18, 2010
Cash and cash equivalents	360
Other current assets	15,419
Property, plant and equipment	7,276
Deferred income taxes	740
Current liabilities	(21,025)
Long-term liabilities	(2,190)

Fair value of net assets acquired	580
Goodwill	2,420

Total investment	3,000

In 2011, the Group completed the valuation of net assets and finalized the purchase price allocation for Ramateks. Goodwill of $2,420 arising from the Group’s acquisition of Ramateks represents expected benefits from the synergies related to the expansion of the trading activities and strengthening the position in the European market. Ramateks is included in the Steel segment.

(d)	Donau Commodities SRL and Laminorul S.A.

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

This transaction was accounted for using the acquisition method of accounting. The difference between the consideration paid and the fair value of net assets acquired was recorded as a bargain purchase. The results of operations of Donau Commodities SRL and Laminorul S.A. are included in the consolidated financial statements from the date of acquisition of control, February 25, 2010. The following table summarizes the fair values of net assets acquired at the date of acquisition of control:

February 25, 2010
Cash and cash equivalents	812
Other current assets	22,108
Property, plant and equipment	36,380
Other non-current assets	365
Current liabilities	(30,332)
Deferred income tax	(5,197)
Long-term liabilities	(4,779)

Fair value of net assets acquired	19,357
Non-controlling interest	(1,760)

Gain from bargain purchase	(5,746)

Total investment	11,851

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

On August 19, 2008, the Group entered into a stock purchase and sale agreement, last amended and finalized as of May 6, 2009 (“Agreement”) with the owners (“Seller”) of all the issued and outstanding shares of Bluestone Industries, Inc., Dynamic Energy, Inc. and JCJ Coal Group LLC (“the BCG Companies”). The BCG Companies are coal producers located in the United States, which possess and lease coking coal reserves, coal mines and processing plants. The acquisition is in line with the Group’s strategy aimed at further developing of its mining segment. By acquiring the BCG Companies the Group gained control over the high quality coal assets, obtained access to the U.S. coking coal consumers, and reinforced its international standing.

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

The Group shall be released from its obligations in respect of the first part of the Contingent Payment if the market value of the preferred shares plus the cumulative dividends declared to the Seller exceeds $1,783,125 or, on July 7, 2011, 112.5% of the total of the first part of the Contingent Payment and $986,063. The Group has a right to pay the discounted amount of Contingent Payment prior to its maturity. If the Group pays the Contingent Payment at any time within five years from the Closing Date, the first part of the Contingent Payment shall be determined as $598,937. An unconditional and irrevocable guarantee was granted by Mechel- Mining OAO to the Seller in respect of this CVR cash payment. The CVR part of the Contingent Payment can be decreased by a maximum of $200,000, which is the limit of identifiable damages caused to the BCG companies by Seller’s actions occurred during the pre-closing period, including claims and litigation.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The second part of the Contingent Payment is to be made within five years from the Closing Date and depends on the results of additional geological researches of the reserves of the BCG Companies (“Drilling Program”). Organization and completion of Drilling Program by independent experts is Sellers’ responsibility, and was supposed to be fulfilled until July 7, 2011. The amount of the first part of the Contingent Payment will be proportional to the quantity of additional coal reserves and resources of the BCG Companies identified until that date, as compared to those reserves and resources existing at the date of acquisition. Each tonne of the additional coal reserves and resources will be remitted to the Sellers at $3.04 per tonne if the payment occurs on May 7, 2014, and will be discounted in case of earlier repayment.

Mechel-Mining OAO issued an unconditional and irrevocable guarantee to the Seller in respect of the Contingent Payment. The guarantee is limited to $1,000,000.

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

Mechel OAO preferred shares were not marketable until May 6, 2010, and they were appraised by an independent third party using the probability-weighted expected return method. Under this method, the value of the Company’s capital is estimated based on an analysis of current and future values for the entire enterprise based on different scenarios. Each scenario determines a common and preferred equity value based on measured

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

cash distributions as of the scenario event date, after considering the rights of both preferred and common equity and any other claims by other capital stakeholders. An appropriate probability was applied to each of the scenarios. The weighted average preferred share value was determined as $5.96 (196 rubles) as of May 7, 2009.

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

In September 2011, the Group received a report from the Seller of the BCG Companies on the results of the Drilling Program. The letter appears to state that approximately 54.8 million tonnes of additional coal resources were identified pursuant to the Drilling Program. The Group believes that the content of the report does not support the findings in the report and the report is deficient. The Group has requested additional supporting data and information to evaluate the results of the Drilling Program.

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

The income approach was used in valuing the coal mineral licenses of the BCG Companies. In using the Income approach, the opinion of value was developed using the Multi-Period Excess Earnings Method

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

In accordance with ASC 805, the Group adjusts the contingent liability arising from the contingent consideration arrangements each reporting period, with a corresponding gain or loss reflected in the statement of income and comprehensive income (loss), based on changes in the fair value of the obligation. The Group determined the fair value of Mechel OAO preferred shares as of December 31, 2009 based on an independent appraisal using the same method as of the acquisition date. The weighted average preferred share value was determined as $12.97 (392 Russian rubles) as of December 31, 2009. The estimations of the CVR target value and Drilling Program contingent payment remained unchanged, except for the effects of accretion from the date of the acquisition through December 31, 2009.

The Contingent Payment as of December 31, 2009 and May 7, 2009 in the amount of $20,369 and $514,607, respectively, is recorded within other long-term liabilities. The change in the fair value of Mechel OAO preferred shares during the post-acquisition period through December 31, 2009 resulted in a $494,238 decrease in the CVR contingent payment, which was recorded as a non-taxable gain in other income and expense, net in the consolidated financial statements. This gain is a result of the changes resulting from the events after the acquisitions date, primarily because of the significant increase in the value of preferred shares following similar increase in the Mechel OAO common stock quotes, and does not constitute a measurement period adjustment that would require adjustment of the purchase consideration. The fair value of the contingent payment as of December 31, 2011 amounted to $23,759, the whole amount related to the Drilling Program contingent payment. The CVR contingent payment amount was equal to $nil and did not change since December 31, 2009.

On June 11, 2010, the Group and the Seller signed an amendment to the Agreement that was a result of the Seller’s commitment to settle third party litigation. With this amendment, the target value of CVR, the target value amount in the event of the CVR prepayment and the amount which triggers the automatic extinguishment of CVR were increased by $3,500 and amounted to $989,563, $1,588,500 and $1,787,063, respectively. The Group accounted for the amendments of the Agreement as the change in the fair value of the CVR contingent payment, and the resulting effect to the CVR value as of December 31, 2010 was $nil.

On May 6, 2010, Mechel OAO preferred shares were listed on the NYSE. Based on the preferred shares market quotes and the calculations set by the Agreement, in March 2011, the market value of the preferred shares

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

plus the cumulative dividends declared to the Seller exceeded $1,787,063, which resulted in the automatic extinguishment of the CVR. Following the automatic extinguishment of the CVR, on March 18, 2011, the Group was released of the CVR contingent payment, pledge agreements relating to the outstanding stock and capital membership in the BCG Companies in favor of the Seller, and the CVR guarantee issued by Mechel-Mining OAO.

The BCG Companies are included in the Mining segment.

(f)	Goodwill

Balance at December 31, 2008	910,444

Acquisition of EkosPlus, Mining segment	4,533
Translation difference	(20,603)

Balance at December 31, 2009	894,374

Acquisition of TPP Rousse (Note 3(b)), Energy segment	85,232
Acquisition of Ramateks (Note 3(c)), Steel segment	2,420
Acquisition of other subsidiaries, Steel segment	2,371
Translation difference	(14,837)

Balance at December 31, 2010	969,560

Acquisition of DEMP (Note 3(a)), Steel segment	223,681
Acquisition of other subsidiaries	5,679
Translation difference	(47,733)

Balance at December 31, 2011	1,151,187

Goodwill arising on the above acquisitions is not deductible for tax purposes.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(g)	Non-controlling interests

The following table summarizes changes in non-controlling interests for the three years ended December 31, 2011, 2010 and 2009:

Balance at December 31, 2008	305,838

Purchase of non-controlling interest in subsidiaries by the Group	(3,368)
New acquisitions	246
Non-controlling interests share in subsidiaries’ income from continuing operations	2,590
Translation difference	(9,349)

Balance at December 31, 2009	295,957

Purchase of non-controlling interest in subsidiaries by the Group	(7,040)
New acquisitions	1,760
Non-controlling interests share in subsidiaries’ income from continuing operations	34,761
Translation difference	(2,263)

Balance at December 31, 2010	323,175

Purchase of non-controlling interest in subsidiaries by the Group	(20)
Effect of changes in ownership of subsidiaries within the Group	880
Non-controlling interests share in subsidiaries’ income from continuing operations	75,562
Translation difference	(25,035)

Balance at December 31, 2011	374,562

At various dates during 2011, 2010 and 2009, the Group purchased non-controlling interest in the following subsidiaries:

Year ended December 31, 2009:	Date of acquisition	Non-controlling interest acquired		Cash paid
		%	amount
Southern Kuzbass Coal Company (SKCC)	September-October	0.44%	3,043	11,131
Chelyabinsk Metallurgical Plant (CMP)	April	0.01%	65	—
Mechel Carbon AG	July-September	9.21%	260	—
Delizia Finance Ltd	January	10.00%	—	3,000
Luckstone Corporation	January	10.00%	—	500
Nerungribank	January	4.89%	—	—
Morcenter TECK	March	0.83%	—	—

			3,368	14,631

Year ended December 31, 2010:	Date of acquisition	Non-controlling interest acquired		Cash paid
		%	Amount
Southern Kuzbass Coal Company (SKCC)	February-December	0.71%	4,947	16,505
Chelyabinsk Metallurgical Plant (CMP)	January-February	0.00%	25	10
Mechel Carbon	June	0.79%	5	308
Other	January-August		303	658

			5,280	17,481

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Year ended December 31, 2011:	Date of acquisition	Non-controlling interest acquired		Cash paid
		%	Amount
Southern Kuzbass Coal Company (SKCC)	January-December	0.02%	20	283
Effect of changes in ownership of subsidiaries within the Group	January-December		(880)	—

			(860)	283

In January 2009, the Group’s subsidiary Oriel Resources Plc. acquired the remaining 10% of Delizia Finance Ltd. and Luckstone Corporation for $3,000 and $500 paid in cash, respectively, completing the process of consolidation of its Kazakhstan assets. The purchase of interests in Delizia Finance Ltd. and Luckstone Corporation was accounted for as an equity transaction and recorded in the consolidated financial statements for the year ended December 31, 2009.

On different dates from September to October 2009, the Group acquired 0.44% of voting shares of SKCC for $11,131 paid in cash. The purchase of non-controlling interest in SKCC was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2009.

On different dates from February through December 2010, the Group acquired 0.71% of voting shares of SKCC for $16,505 paid in cash. The purchase of non-controlling interest in SKCC was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2010.

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

On different dates from January through December 2011, the Group acquired 0.02% of voting shares of Southern Kuzbass Coal Company (“SKCC”) from third parties for $283 paid in cash. The purchase of non-controlling interest in SKCC was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2011.

(h)	Pro forma condensed consolidated income statement data (unaudited)

The following unaudited pro forma consolidated income statement information for (i) 12 months ended December 31, 2011, gives effect to the business combinations that occurred in 2011, as if they had occurred at the beginning of 2011 and (ii) 12 months ended December 31, 2010, gives effect to the business combinations that occurred in 2011 and 2010, as if they had occurred at the beginning of 2010:

	Year ended December 31,
	2011	2010
Revenue, net	12,548,035	9,830,228
Net income	688,495	637,046
Net income per share	1.47	1.51

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The business combinations that occurred in 2011 contributed $1,792 to consolidated revenues and $1,581 of net loss to the Group’s consolidated net income for the year ended December 31, 2011 from the dates of such acquisitions.

There were no significant one-off adjustments directly attributable to the business combinations that occurred in 2011 and were recorded in the Group’s net revenue and net income for the year ended December 31, 2011.

The following unaudited pro forma condensed consolidated income statement information for (i) 12 months ended December 31, 2010, gives effect to the business combinations that occurred in 2010, as if they had occurred at the beginning of 2010 and (ii) 12 months ended December 31, 2009, gives effect to the business combinations that occurred in 2010 and 2009, as if they had occurred at the beginning of 2009:

	Year ended December 31,
	2010	2009
Revenue, net	9,793,988	5,951,436
Net income	655,968	243,420
Net income per share	1.55	0.26

The business combinations that occurred in 2010 contributed $75,740 to consolidated revenues and $16,235 of net loss to the Group’s consolidated net income for the year ended December 31, 2010 from the dates of such acquisitions.

There were no significant one-off adjustments directly attributable to the business combinations that occurred in 2010 and were recorded in the Group’s net revenue and net income for the year ended December 31, 2010.

These unaudited pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Group had the transactions assumed therein occurred on or as of the dates indicated, nor is it necessarily indicative of the results of operations, which may be achieved in the future.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31, 2011	December 31, 2010
USD bank accounts	432,624	89,725
Russian ruble bank accounts	116,949	152,957
Euro bank accounts	52,524	60,665
Bank accounts in other currencies	23,892	30,842
Other	17,390	6,611

Total cash and cash equivalents	643,379	340,800

As of December 31, 2011, short-term deposits with an original maturity of less than 90 days in the amounts of $249,986, $95,176 and $251 were included in USD bank accounts, Russian ruble bank accounts and Bank accounts in other currencies, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2010, short-term deposits of $808 and $185 with an original maturity of less than 90 days were included in Euro bank accounts and Bank accounts in other currencies, respectively.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of:

	December 31, 2011	December 31, 2010
Domestic customers	516,584	392,219
Foreign customers	358,942	189,673

Total accounts receivable	875,526	581,892
Less allowance for doubtful accounts	(50,966)	(52,785)

Total accounts receivable, net	824,560	529,107

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2011	2010	2009
Balance at beginning of year	(52,785)	(66,764)	(110,613)
(Allowance) Recovery of allowance for doubtful accounts	(3,224)	11,933	38,019
Accounts receivable written off, net	2,306	—	(1,015)
Translation difference	2,737	2,046	6,845

Balance at end of year	(50,966)	(52,785)	(66,764)

The significant decrease in the allowance for doubtful accounts in 2010 and 2009 is due to an improvement of the collectibility of accounts receivable and increase in sales made on a prepayment basis.

6.	INVENTORIES

Inventories are comprised of:

	December 31, 2011	December 31, 2010
Finished goods	1,586,876	1,049,795
Raw materials and purchased parts	707,128	573,375
Work-in-process	305,093	243,456

Total inventories	2,599,097	1,866,626

As of December 31, 2011 and 2010, the write-down of inventories to their net realizable value following the related market price decreases was $70,415 and $52,820, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The change in the write-downs of inventories by segment for the years ended December 31 is presented below:

	2011	2010	2009
Steel segment	3,873	(15,970)	(117,847)
Mining segment.	16,605	(6,614)	5,516
Ferroalloy segment	276	2,186	(74,417)
Energy segment	(2,478)	173	484

Total change in the write-down of inventories	18,276	(20,225)	(186,264)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31, 2011	December 31, 2010
VAT and other taxes recoverable	453,264	308,427
Prepayments and advances for materials	101,650	128,184
Capitalized loan origination fees	35,604	30,071
Other receivables	24,865	15,613
Bank deposits with original maturities over 90 days	7,283	200,060
Short-term loans issued	2,561	13,280
Certificates of deposit	—	3,615
Promissory notes received	325	8,058
Other current assets	28,733	30,343

Total prepayments and other current assets	654,285	737,651

The following summarizes the changes in the allowance for doubtful accounts included in prepayments, other current assets and advances for materials for the years ended December 31:

	2011	2010	2009
Balance at beginning of year	(16,174)	(15,734)	(19,892)
Recovery of allowance (allowance for) for doubtful accounts	3,561	(1,366)	3,365
Translation difference	(645)	926	793

Balance at end of year	(13,258)	(16,174)	(15,734)

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

The capitalized origination fees on the Group’s loans in the amount of $35,604 and $30,071 as of December 31, 2011 and 2010, respectively, are being amortized using the effective interest method over the loan term. The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

8.	LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31, 2011	December 31, 2010
Equity method investments in related parties	8,150	8,764

Available-for-sale securities	2,923	5,512
Cost method investments	8,500	6,641
Other	2,574	2,471

Total other long-term investments	13,997	14,624

Total long-term investments	22,147	23,388

The proceeds from sale of available-for-sale securities and the gross realized gains that have been included in earnings as a result of this sale in 2011 comprised $nil ($9,346 and $1,411, respectively, during 2010).

(a)	Equity method investments

Equity method investments are comprised of:

	Percent voting shares held at		Investment carrying value at
Investee	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Mechel Somani Carbon (Mining segment)	51%	—	528	—
TPTU (Mining segment)	40%	40%	4,323	4,297
TRMZ (Mining segment)	25%	25%	2,324	2,435
RIKT (Mining segment)	36%	36%	975	2,032

Total equity method investments			8,150	8,764

Mechel Somani Carbon Private Limited shares are owned by Mechel Carbon AG. The core business is distribution of metallurgical coals on the Indian market. The non-controlling interest holders of 49% of the shares have substantive participating rights.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Summarized unaudited financial information on equity method investees as of December 31, 2011, 2010 and 2009 and for the years then ended is as follows:

Income data	2011 (unaudited)	2010 (unaudited)	2009 (unaudited)
Revenues and other income	43,255	33,767	98,547
Operating income	5,074	2,906	7,824
Net income	3,146	1,894	3,572

Balance sheet data	At December 31, 2011 (unaudited)	At December 31, 2010 (unaudited)
Current assets	20,065	14,268
Non-current assets	14,750	15,861
Current liabilities	8,106	3,836
Non-current liabilities	651	549

The following table shows movements in the equity method investments:

December 31, 2008	79,387

Translation difference	2,374
Dividends	(11)
Share in net income	1,200

December 31, 2009	82,950

Investment in Nerungribank	1,924
Disposal of Nerungribank	(4,913)
Effect of consolidation of TPP Rousse	(74,748)
Translation difference	2,367
Share in net income	1,184

December 31, 2010	8,764

Capital contribution in affiliates	571
Translation difference	(555)
Dividends	(934)
Share in net income	304

December 31, 2011	8,150

During the years ended December 31, 2011, 2010 and 2009, the Group received cash dividends of $934, $nil and $11, respectively.

(b)	Cost method investments

Cost method investments represent investments in equity securities of various Russian companies, where the Group has less than a 20% equity interest and no significant influence. As shares of those Russian companies are not publicly traded, their market value is not available and the investment is recorded at cost.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The investments were not evaluated for impairment because the Group did not identify any events or changes in circumstances that may have a significant effect on the fair value of these investments.

(c)	Available-for-sale securities

Investments in available-for-sale securities were as follows as of December 31, 2011:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	6,104	2,923	—	(3,181)

Total available-for-sale securities	6,104	2,923	—	(3,181)

Investments in available-for-sale securities were as follows as of December 31, 2010:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	6,448	5,512	—	(936)

Total available-for-sale securities	6,448	5,512	—	(936)

As of December 31, 2011 and 2010, available-for-sale securities represented investments into equity securities of well-established Russian energy companies.

9.	RELATED PARTIES

During the years ended December 31, 2011, 2010 and 2009, the Group had the following transactions and current balances in settlement with related parties:

	2011				Balances at December 31, 2011
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Related metallurgical plants	1,555,754	419,048	2,364	944,530	1,058,425	(177,745)	880,680
Metallurg-Trust	1,403	422,989	—	—	176,105	(56)	176,049
Usipar	72,114	61,189	—	—	80,544	—	80,544
TPTU	5,664	11	—	—	5	(633)	(628)
TRMZ	4,446	1,629	—	—	191	(1,221)	(1,030)
Other	202	10	—	—	18	(17)	1

Total	1,639,583	904,876	2,364	944,530	1,315,288	(179,672)	1,135,616

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	2010				Balances at December 31, 2010
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Calridge	—	—	161	87,836	—	—	—
Related metallugrical plants	1,228,542	419,786	1,390	—	512,018	(91,843)	420,175
Metallurg-Trust	36	220,168			127,760	(4,232)	123,528
Laminorul	1,140	12,231	—	—	—	—	—
TPTU	2,857	12	—	—	189	(71)	118
TRMZ	4,043	1,378	1,278	—	161	(545)	(384)
TPP Rousse	—	19,196	—	—	—	—	—
Nerungribank	60	—	49	—	—	—	—
Usipar	7,456	13,372	—	—	42,214	—	42,214
Other	172	29	211	—	—	(3)	(3)

Total	1,244,306	686,172	3,089	87,836	682,342	(96,694)	585,648

	2009
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net
Calridge	—	—	(822)	16,449
Related metallugrical plants	117,828	57,206	186	—
Laminorul	1,442	5,356	—	—
Mechel Fund	—	14	(53)	—
RIKT	173	—	—	—
TPTU	1,977	14	—	—
TRMZ	6,114	513	154	—
TPP Rousse	—	43,782	—	—
Coalmetbank	766	214	(9,506)	113,694
Other	256	5	(94)	—

Total	128,556	107,104	(10,135)	130,143

(a)	Transactions with the related metallurgical plants

In the second half of 2009, certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (“the related metallurgical plants”) became related parties to the Group through Mechel’s representation on the board of directors, management and other arrangements. In 2009, the companies that had business transactions with the Group were as follows: Volga Fest, Rostov Electrometallurgical Plant, Vostochnaya Mine, Experimental TES, Zlatoust Metallurgical Plant, Guryevsk Metallurgical Plant, Volgograd Small Diameter Pipe Plant (“VSDPP”), and Engels Pipe Plant (“EPP”). In addition, in 2010, the Group started transactions with Donetsk Electrometallurgical Plant, Invicta Merchant Bar, Metrus Trading GmbH, MIR Steel, Nytva, Estar Egypt for Industries. These transactions were carried in the joint interest of both parties in expanding the Group’s operations and products range on the steel market and allowing the related metallurgical plants access to the Group’s strong supply and sales network.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In August 2011, the Group acquired 100% of Invicta Merchant Bar Ltd., a steel plant located in Queenborough, the United Kingdom. In December 2011, the Group acquired Donetsk Electrometallurgical Plant (refer to Note 3(a)).

During the years ended December 31, 2011, 2010 and 2009, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

•

Re-selling of goods purchased by the Group either from third parties or entities of the former Estar group to the related metallurgical plants. Proceeds related to these sales amounted to $203,134, $227,512 and $9,002 in the years ended December 31, 2011, 2010 and 2009, respectively.

For part of such transactions, the Group determined that it functioned as a principal, and the amounts of $187,831, $201,186 and $nil were included in revenue from sale of goods in the consolidated statements of income and comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009, respectively. In 2011, 2010 and 2009, these sales included $54,167, $65,774 and $nil, respectively, of goods produced by the related metallurgical plants and resold further to other entities of the former Estar group.

For the other part of such transactions, the Group determined that their results should be recognized as operating gains. Therefore, they are reported, net of related costs, within other operating income (expenses), net in the consolidated statements of income and comprehensive income in the amount of $2,308, $1,194 and $186 for the years ended December 31, 2011, 2010 and 2009, respectively.

•

Revenues from sales of products manufactured by the Group and services rendered to the related metallurgical plants amounted to $231,217, $218,603 and $57,206 for the years ended December 31, 2011, 2010 and 2009, respectively.

•	Cost of the related metallurgical plants’ products used in the Group’s production amounted to $283,804, $174,821 and $4,683 for the years ended December 31, 2011, 2010 and 2009, respectively.

•

Cost of goods produced by the related metallurgical plants and further sold by the Group to third party customers amounted to $1,221,419, $974,206 and $113,145, including transportation costs, for the years ended December 31, 2011, 2010 and 2009, respectively. For such transactions, the Group determined that it functioned as a principal, and the amounts of $1,293,487, $1,051,184 and $123,653 were included in revenue from the sale of goods in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009, respectively.

The related metallurgical plants used raw materials and semi-finished goods purchased from the Group in their production. The Group concluded that its sales to the related metallurgical plants and the Group’s purchases from these entities were not in contemplation with each other and are reported separately in the statement of income and comprehensive income (loss).

In 2011, the Group’s operations with certain related metallurgical plants (namely VSDPP, EPP and MIR Steel) started to be carried out on tolling terms. Revenues from sales of products (steel pipe, basis steel coils and sheets) manufactured by the related metallurgical plants for the Group under the tolling agreements amounted to $274,466 for the year ended December 31, 2011. The related cost of goods sold for these transactions amounted to $262,511 for the year ended December 31, 2011. This cost includes cost of tolling services provided by the related metallurgical plants of $35,614.

In November 2011, the owners of the related metallurgical plants and the Group entered into a loan agreement pursuant to which a loan of $944,530 was granted by the Group. The loan consists of several tranches

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

which bear interest at the range of 1-8.5% p.a. To secure the loan, shares in the major related metallurgical plants (or shares in parent companies of such metallurgical plants) were pledged. The proceeds from this loan were used by the related metallurgical plants to repay most of the accounts receivable owed to the Group. The loan was approved by the lenders as part of the waivers received in April 2012. According the loan agreement, in the event that the loan is not repaid at maturity (September 30, 2012), the Group is entitled to enforce the pledge over the pledged related metallurgical plants assets and thereby take control of these assets subject to approval from the Russian Federal Antimonopoly Service.

Based on the combined design of the above mentioned loan and trading agreements, the Group has determined that the related metallurgical plants are Variable Interest Entities (“VIEs”), and that the Group is not the primary beneficiary of the related metallurgical plants. The Group is limited in its exposure to risks by the net amounts receivable from the related metallurgical plants.

During the years ended December 31, 2011, 2010 and 2009, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

	2011	2010	2009
Revenues
Steel segment products sales	314,297	387,215	41,873
Ferroalloy segment products sales	36,141	19,002	—
Mining segment products sales	4,315	9,150	6,899
Other revenues*	64,295	4,419	8,434

	419,048	419,786	57,206

Costs and expenses
Cost of goods for resale, production and operating expenses	1,528,053	1,213,426	115,448
Transportation expenses	27,573	14,993	2,371
Other expenses	128	123	9

	1,555,754	1,228,542	117,828

	December 31, 2011	December 31, 2010
Assets
Trade accounts receivable	83,910	183,106
Prepayments and other current assets	29,985	328,912
Loans issued	944,530	—

	1,058,425	512,018

Liabilities
Trade accounts payable	129,630	91,122
Advanced received and other payables	48,115	721

	177,745	91,843

*	including power segment sales and services provided to related metallurgical plants by all segment companies

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Inventories in stock purchased from these entities amounted to $184,992 and $161,789 as of December 31, 2011 and 2010, respectively.

(b)	Metallurg-Trust

In 2010, the Group started transactions with a trading company Metallurg-Trust, a party which can be significantly influenced by the Group through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by Russian metallurgical plants described in Note 9(a) above on the domestic market and supplying raw materials and semi-finished goods. During the years ended December 31, 2011 and 2010, the Group sold to Metallurg-Trust $422,989 and $220,168, respectively, of pig iron and semi-finished goods produced by CMP for further supply to the Russian metallurgical plants mentioned above. Receivables from Metallurg-Trust amounted to $176,105 and $127,760 as of December 31, 2011 and 2010, respectively. The Group provided to Metallurg-Trust extended credit terms varying from 90 to 180 days. No allowance was created against this amount as the Group considers it to be fully collectible.

(c)	Usina Siderurgica do Para Ltda (Usipar)

Usipar is a steel company located in Brazil, owned by the Controlling Shareholder, and it became a related party of the Group in September 2010. As of December 31, 2011, the Group had trade accounts receivable from Usipar and prepayments made to Usipar in the amount of $23,841 and $56,703, respectively. As of December 31, 2010, the Group had trade accounts receivable from Usipar and prepayments made to Usipar in the amount of $13,372 and $28,841, respectively. The Group provided to Usipar the extended credit terms varying from 180 to 360 days. No allowance was created against this amount as the Group considers it to be fully collectible. During the year ended December 31, 2011, the Group’s purchases of pig iron amounted to $72,114, and the Group’s sales of coke and other raw materials to Usipar amounted to $61,189. The Group further sold such pig iron to third party customers. For such transactions, the Group determined that it functioned as a principal, and the amount of $75,683 was included in revenue from the sale of goods in the consolidated statement of income and comprehensive income for the year ended December 31, 2011. During the period from September 2010 through December 31, 2010, the Group’s purchases of pig iron amounted $7,456, and the Group’s sales of coke and other raw materials to Usipar amounted to $13,372.

(d)	Laminorul S.A.

In October 2009, the Group became a related party to Laminorul S.A., a steel company located in Romania, through representation in the Administrative Council. The Group entered into agreement for materials processing with Laminorul S.A. in June 2009. During the period from October 2009 through December 31, 2009, the Group’s sales to Laminorul S.A. amounted to $5,356, the Group’s purchases of materials processing services from Laminorul S.A. amounted to $1,442. As of December 31, 2009, accounts receivable from Laminorul S.A. were $6,824.

On February 25, 2010, the Group acquired 100% of the shares of Donau Commodities SRL, which held a 90.9% ownership interest in Laminorul S.A. During the period from January 2010 through February 25, 2010, the Group’s sales to Laminorul S.A. amounted to $12,231 and the Group’s purchases of materials processing services from Laminorul S.A. amounted to $1,140.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(e)	Tomusinskiy Transportation Management Center (TPTU)

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2011, 2010 and 2009, the Group purchased transportation services in the amounts of $5,664, $2,857 and $1,977, respectively.

(f)	Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2011, 2010 and 2009, the Group purchased repair services in the amounts of $4,797, $4,043 and $6,114, respectively.

(g)	TPP Rousse

The Group’s subsidiaries owned 49% of the common shares in TPP Rousse until December 9, 2010, when the Group purchased the remaining 51% of the common shares of TPP Rousse and has been consolidating it from that date.

During the period from January 1, 2010 through December 8, 2010, and the year ended December 31, 2009, the Group’s sales to TPP Rousse amounted to $19,196 and $43,782, respectively. As of December 31, 2009, the Group had accounts receivable from TPP Rousse in the amounts of $5,542.

(h)	Calridge Ltd.

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

The outstanding amounts of Calridge Ltd. promissory notes as of December 31, 2009 were $59,030, $51,875 of such promissory notes held by the Group in the Coalmetbank trust accounts was included in the short-term loans issued to third parties as of December 31, 2009, $4,863 and $2,292 of other balances with Calridge Ltd. within receivables from related parties and long-term investments in related parties, respectively.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(i)	Coalmetbank

Coalmetbank (formerly referred to as Uglemetbank) is a middle size regional bank, which provides mostly cash settlement services for the Group. In the period from June 30, 2008 through November 28, 2009, the Group participated in the board of directors of Coalmetbank. In addition, the Group held a significant ownership interest therein from November 19, 2008 through September 18, 2009. The Group’s ownership interest in Coalmetbank was 18.98% as of December 31, 2009.

During the period from January 1, 2009 through November 28, 2009, the Group acquired promissory notes from Coalmetbank in the amount of $58,887 bearing interest at 9-9.2% p.a. In addition, the Group provided funds under the asset management agreement to Coalmetbank in the amount of $54,807. The total amount of income received under the asset management agreement was $9,506 in 2009.

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

(k)	Nerungribank

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	At December, 2011	At December, 2010
Land	132,995	122,019
Buildings and land improvements	1,396,757	1,269,917
Transfer devices	142,801	145,448
Operating machinery and equipment	2,742,409	2,353,948
Transportation equipment and vehicles	796,053	555,102
Tools, furniture, fixtures and other	36,529	52,070

	5,247,544	4,498,504
Less: accumulated depreciation	(1,773,063)	(1,567,214)

Operating property, plant and equipment, net	3,474,481	2,931,290

Mining plant and equipment	563,176	503,588
Less: accumulated depletion	(81,646)	(71,310)

Mining plant and equipment, net	481,530	432,278

Construction-in-progress	3,120,292	2,028,758

Property, plant and equipment, net	7,076,303	5,392,326

Included within construction-in-progress are advances to suppliers of equipment of $133,554 and $248,499 as of December 31, 2011 and 2010, respectively. During the years ended December 31, 2011 and 2010, the Group incurred interest expenses of $739,951 and $671,100, respectively, of which interest capitalized in the cost of property, plant and equipment was $178,460 and $112,703, respectively. The depreciation charge amounted to $377,312 and $329,959 for the years ended December 31, 2011 and 2010, respectively.

Mining plant and equipment, net included mining construction in progress in the amount of $131,861 and $95,668 as of December 31, 2011 and 2010, respectively.

Construction-in-progress includes costs of acquisition of property, plant and equipment and may include the capitalized costs necessary to deliver the asset to its intended location and prepare it for its productive use. The internally developed assets at construction-in-progress stage may also include material, direct labor costs, and allocable material and manufacturing overhead costs clearly related to the construction. The amounts of capitalized costs related to the Elga project (construction of coal deposit complex, railroad, bridges, roads, etc.) were $1,824,559 and $1,123,470 as of December 31, 2011 and 2010, respectively.

The Group decided to abandon and dispose of certain production equipment as a result of changes in its production strategy. For the year ended December 31, 2011, the loss resulting from write-off of equipment amounted to $11,006, out of which $8,225, $1,965 and $816 related to the Mining, Steel and Ferroalloy segments, respectively. For the year ended December 31, 2010, the loss resulting from the write-off of equipment amounted to $10,776, out of which $2,993, $3,039 and $4,744 related to the Mining, Steel and Ferroalloy segments, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

11.	MINERAL LICENSES, NET

Mineral licenses, net are comprised of the following:

	December 31, 2011	December 31, 2010
Coal deposits	3,814,771	3,897,684
Chrome deposits	1,388,856	1,398,340
Iron ore deposits	78,059	71,996
Nickel deposits	34,516	36,963
Limestone deposits	2,689	2,841
Quartzite deposits	306	338

Mineral licenses before depletion	5,319,197	5,408,162
Accumulated depletion	(585,521)	(436,434)

Mineral licenses, net	4,733,676	4,971,728

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

To determine the value of the mineral licenses as of December 31, 2011, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

The Group’s mining and ferroalloy segments production activities are located within Russia, Kazakhstan and the United States. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2033, with the most significant licenses expiring between 2012 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates. In Kazakhstan, the Group has mining licenses for the period ended in 2029 for a chrome deposit and license expiring in 2017 for a nickel deposit. In the United States, the Group controls coal reserves and resources through a combination of lease and ownership. The leases contain percentage royalties, which vary from 3% to 8.5% and depend on coal selling prices and most of these leases contain minimums recoupable from the future production. The leases expire over the period from 2012 to 2018, and they generally contain extension clauses.

The Group holds the license for the development of the Elga coal deposit, located in the Far Eastern part of the Russian Federation. The current license expires in 2020 and is subject to renewal conditioned upon complying with certain commitments and obligations undertaken by Mechel under the Purchase and Sales Agreement and the license requirements. According to the license, as amended in May 2010, the Group is required to meet the following construction deadlines and operational milestones: (a) build a rail line from the

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Ulak station on the Baikal-Amur Mainline up to the coal deposit by December 31, 2011; (b) complete construction of the first phase of the Elga coal complex by December 31, 2013; (c) reach annual coal production capacity of 9.0 million tonnes by July 1, 2013; (d) reach annual coal production capacity of 18.0 million tonnes by July 1, 2018; and (e) commission a coal washing plant with an annual capacity of 9.0 million tonnes by December 31, 2015. All amendments of the terms of the license were approved by the Ministry of Natural Resources and Ecology. As part of the license conditions, as amended in May 2010, the Group is also required to construct a rail branch line of approximately 315 kilometers in length by December 31, 2011. The Group completed laying 321 kilometers of tracks along the entire route link from Ulak station to the Elga coal deposit by December 31, 2011, and started coal mining at the Elga open pit in August 2011. The Group has significant commitments for the construction of the railway (refer to Note 24). Management believes that as of May 10, 2012, the Group is in compliance with the requirements and commitments set by the license.

12.	OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

	December 31, 2011	December 31, 2010
Capitalized loan origination fees	86,409	112,269
Intangible assets, net	35,242	42,121
Prepaid royalty	25,203	19,326
VAT receivable	18,206	—
Deferred assets from sale and lease back	13,630	—
Advance payments to non-state pension funds	13,539	14,208
Prepaid bonds	10,074	8,010
Single payment for participation in auction	7,180	—
Other	12,959	24,658

Total other non-current assets	222,442	220,592

As of December 31, 2011 and December 31, 2010, advanced payments of $13,539 and $14,208 were made by Yakutugol in terms of agreed pension benefit program to Almaznaya Osen’ and Mechel Fund non-state pension funds (refer to Note 16).

As of December 31, 2011 and December 31, 2010, the amounts of $71,673 and $95,986, respectively, related to capitalized origination fees on bank loans that were recorded as a non-current asset, and are being amortized using the effective interest method over the loan term (refer to Note 13). The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt. The Export Credit Agency (“ECA”) fees capitalized within loan origination fees amounted to $14,736 and $16,283 as of December 31, 2011 and December 31, 2010, respectively. The ECA fees are the export credit insurance cover issued by the respective Export Credit Agency acting as an intermediary between national governments and exporters to issue export financing.

As of December 31, 2011, the amount of VAT receivable of $18,206 is comprised of a long-term portion of VAT related to Kazakh subsidiaries. According to the Group’s expectations, the reimbursement of this VAT amount will have a period of more than one year after the balance sheet date.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The BCG Companies have total bonding requirements of $19,638, of which $10,074 and $8,010 is collateralized by cash deposits and investments that are included in Bank deposits with original maturities over 90 days and Prepaid bonds as of December 31, 2011 and 2010, respectively. As of those dates, the primary bonding program included $19,304 and $19,494 in bonding capacity under an insured program that contained $9,733 and $7,021 in cash and investment collateral. The insurer required monthly payments of additional collateral amounting to $70 through December 31, 2011 after which additional payments are not required.

In January-February 2012, Yakutugol won an auction conducted by Rosnedra (the Russian Federal Subsoil Use Agency) to acquire the subsoil licenses for Sutamsky and Sivaglinsky iron ore deposit areas for 91 million Russian rubles ($2,826) and 140 million Russian rubles ($4,354), respectively. The deposits are located in the Republic of Sakha (Yakutia). The single payment for participation in auction was recorded within Other non-current assets as of December 31, 2011 in the amount of $7,180. The subsoil licenses were legally received by the Group on February 29, 2012 for Sivaglinsky iron ore area and on March 5, 2012 for Sutamsky iron ore area.

As of December 31, 2011 and 2010, intangible assets in the amount of $18,365 and $29,081, respectively, represent quotas for CO2 emission rights certificates recognized by the Group upon the acquisition of TPP Rousse in December 2010 (refer to Note 3(b)). As of the date of acquisition of TPP Rousse, the Group recognized both assets, representing quotas for CO2 emission rights certificates and liabilities for the future emissions, and presented them on a net basis. The gross amount of assets and liabilities was $32,153 and $13,788, respectively, as of December 31, 2011, and $56,290 and $27,209, respectively, as of December 31, 2010.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

13.	DEBT

	December 31, 2011		December 31, 2010
Short-term borrowings and current portion of long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	217,168	6.4-9.2	744,223	5.4-8.5
Bonds issue	380,349	8.1-19.0	328,117	8.5-12.5
Corporate lenders	5,782	0.0	3,448	0.0-7.0

Total	603,299		1,075,788

U.S. dollar-denominated:
Banks and financial institutions	291,503	1.3-8.0	241,882	0.0-6.5
Corporate lenders	260	6.5	—

Total	291,763		241,882

Euro-denominated:
Banks and financial institutions	341,928	1.8-9.4	103,692	2.0-6.5

Total	341,928		103,692

Romanian lei-denominated:
Banks and financial institutions	16,922	8.4-9.4	15,603	7.6

Total	16,922		15,603

Kazakh tenge-denominated:
Banks and financial institutions	28,538	9.5	—

Total	28,538		—

Turkish lira-denominated:
Banks and financial institutions	10,418	13.8-17.8	—

Total	10,418		—

Total short-term borrowings	1,292,868		1,436,965
Current portion of long-term debt	1,358,489		640,844

Total short-term borrowings and current portion of long-term debt	2,651,357		2,077,809

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2011 and December 31, 2010 was 7.2% and 6.8% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2011 and December 31, 2010 was 4.0% and 4.7% p.a., respectively. The weighted average interest rate of the euro-denominated short-term borrowings as of December 31, 2011 and December 31, 2010 was 4.9% and 5.2% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2011 and December 31, 2010 was 9.3% and 7.6% p.a., respectively. The weighted average interest rate of the Kazakh tenge-denominated short-term borrowings as of December 31, 2011 was 9.5%. The weighted average interest rate of the Turkish lira-denominated short-term borrowings as of December 31, 2011 was 16.4%.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	December 31, 2011		December 31, 2010
Long-term debt, net of current portion:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	2,674,866	6.0-14.0	1,481,019	7.0-16.0
Bonds issue	1,552,133	7.4-10.0	984,352	9.8-19.0
Corporate lenders	228	0.0	289	0.0

Total	4,227,227		2,465,660

U.S. dollar-denominated:
Syndicated loan	1,765,926	4.3-6.0	2,000,000	5.3-6.3
Banks and financial institutions	1,604,383	0.0-8.1	1,080,229	0.0-8.0
Corporate lenders	29,216	0.0-12.0	32,323	0.0-12.0

Total	3,399,525		3,112,552

Euro-denominated:
Banks and financial institutions	477,217	2.0-8.1	302,722	1.3-9.0
Corporate lenders	44	0.0	530	0.0

Total	477,261		303,252

Total long-term obligations	8,104,013		5,881,464
Less: current portion	(1,358,489)		(640,844)

Total long-term debt, net of current portion	6,745,524		5,240,620

The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2011 and December 31, 2010 was 9.1% and 10.4% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2011 and December 31, 2010 was 5.6% and 6.5% p.a., respectively. The weighted average interest rate of the euro-denominated long-term borrowings as of December 31, 2011 and December 31, 2010 was 4.2% and 4.2% p.a., respectively.

Aggregate scheduled maturities of the debt outstanding as of December 31, 2011, are as follows:

Payable by:
2012 (current portion)	2,651,357
2013	1,962,219
2014	2,699,658
2015	1,208,153
2016	729,610
Thereafter	145,884

Total	9,396,881

The unused portion under all credit facilities as of December 31, 2011 and December 31, 2010 was $904,059 and $943,646, respectively. As of December 31, 2011, the Group’s credit facilities provided aggregated borrowing capacity of $10,300,940, of which $2,816,888 expires within a year.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The outstanding balances of short-term and long-term debt by denominated currencies and major banks as of December 31, 2011 and December 31, 2010 were as follows:

	December 31, 2011	December 31, 2010
Short-term and long-term debt:	Amount	Amount
Russian ruble-denominated:
Bonds	1,932,482	1,312,469
Sberbank	1,352,453	906,479
VTB	740,599	610,298
Gazprombank	449,994	393,741
Eurasian Development Bank	87,004	—
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	41,410	—
Alfa-bank	31,060	—
MBRR	31,060	49,218
Bank of Moscow	—	177,183
Other	164,464	92,060

Total	4,830,526	3,541,448

U.S. dollar-denominated:
Syndicated credit facility	1,765,926	2,000,000
Gazprombank	1,000,000	1,000,000
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	243,563	38,855
Sberbank	177,000	—
Alfa-bank	150,000	100,000
Uralsib	145,000	95,000
Fortis Bank	85,722	4,900
Raiffeisen Bank	50,000	—
ING Bank	—	23,225
Other	74,077	92,454

Total	3,691,288	3,354,434

Euro-denominated:
Fortis Bank	158,981	56,785
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	147,931	50,653
ING Bank	104,661	40,553
VTB	65,351	35,320
Uralsib	64,715	59,740
Raiffeisen Bank	55,822	17,499
Gazprombank	34,947	—
Alfa-bank	7,811	—
Sberbank	7,011	6,492
Other	171,959	139,902

Total	819,189	406,944

Romanian lei-denominated:
Raiffeisen Bank	16,922	15,603

Total	16,922	15,603

Kazakh tenge-denominated:
Sberbank	28,538	—

Total	28,538	—

Turkish lira-denominated:
Other	10,418	—

Total	10,418	—

Total short-term and long-term debt	9,396,881	7,318,429

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(a)	Revolving credit lines

In 2010-2011, the Group negotiated revolving credit agreements providing for unrestricted borrowings up to $2,025,913 with several banks. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 3.0-10.3% p.a., and are continuously renewable for 60-365 day periods at the Group’s option for 1-6 years provided there is compliance with the terms of the agreement.

As of December 31, 2011, the Group intends to renew obligations in the amount of $1,119,410 incurred under those agreements for a period extending beyond one year from the balance sheet date. Accordingly, the long-term debt maturing in one year or earlier was excluded from current liabilities because the Group consummated a financing agreement meeting the conditions set forth in FASB ASC 470-10, “Debt” (“ASC 470”), prior to the issuance of the balance sheet.

(b)	Syndicated loan

In September 2010, the Group executed a $2,000,000 syndicated credit facility agreement and refinanced its remaining debt obligations under previously obtained credit facilities. The new facility is split between CMP, SKCC, SUNP and Yakutugol in the amounts of $95,238, $857,143, $190,476 and $857,143, respectively. The facility is drawn in two tranches, a 3-year and a 5-year tranche in amount of $800,000 and $1,200,000, respectively. The repayment is scheduled in monthly installments after the 9 and 15 month grace periods, respectively. The credit facility bears interest at a rate of LIBOR plus 4.0-5.8% p.a.

The Group appointed ING Bank N.V. and the Royal Bank of Scotland N.V. as Co-ordinators. In addition, BNP Paribas SA, CJSC UniCredit Bank, Commerzbank Aktiengesellschaft, HSBC Bank plc, Natixis, OJSC “Nordea Bank”, Raiffeisen Zentralbank Oesterreich AG, Société Générale, UniCredit Bank AG, VTB Bank (Austria) AG, VTB Bank (Deutschland) AG and VTB Bank (France) SA acted as Mandated Lead Arrangers and Morgan Stanley and Credit Suisse as Lenders for the facility.

The Group treated this refinancing as debt modification under ASC 470. The fees associated with the modified debt, along with existing capitalized origination fees, were capitalized and amortized as an adjustment of interest expense over the remaining term of the syndicated loan using the effective interest method.

(c)	Gazprombank facility

In February 2010, the Group signed a prolongation agreement for a $1,000,000 U.S. dollar-denominated credit facility with Gazprombank. According to this agreement, the credit facility including the short-term portion of $480,000 falling due in 2010 was rescheduled to be repaid in 2013-2015. Starting from October 25, 2011 through February 6, 2015, the credit facility bears interest at LIBOR plus 5.3% p.a.

(d)	Bonds

On June 21, 2006, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($184,877). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the eighth coupon periods was set as equal to that of the first period. The bondholders had an option to demand repayment of the bonds at par

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

value starting June 21, 2010 and November 16, 2011. The interest rate for the ninth and tenth coupon was set at 8.5% p.a. The interest rate for the eleventh to the fourteenth coupon periods is set by the Group and made public 10 days before the respective coupon period starts. The obligatory redemption date is June 12, 2013. The costs related to the issuance of bonds in the amount of $739 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2011 was $154,449 and is classified as long-term debt.

On July 30, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($159,154). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 19% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the twenty-eighth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting July 21, 2012. The obligatory redemption date is July 21, 2016. Bonds are secured by a guarantee issued by Yakutugol. The costs related to the issuance of bonds in the amount of $1,844 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2011 was $155,298 and is classified as current debt.

On October 20, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,327). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the thirty-sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting October 11, 2012. The obligatory redemption date is October 9, 2018. Bonds are secured by a guarantee issued by Yakutugol. The costs related to the issuance of bonds in the amount of $703 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2011 was $155,298 and is classified as current debt.

On November 13, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($174,398). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the fourth coupon periods is set as equal to that of the first period. The interest rate for the fifth and sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting November 3, 2011. The obligatory redemption date is November 9, 2012. The costs related to the issuance of bonds in the amount of $643 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2011 was $69,752 and is classified as current debt.

On March 16, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,443). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.8% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The obligatory redemption date is March 12, 2013. The costs related to the issuance of bonds in the amount of $1,620 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2011 was $155,298 and is classified as long-term debt.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On April 28, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($172,044). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.8% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The obligatory redemption date is April 24, 2013. The costs related to the issuance of bonds in the amount of $360 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2011 was $155,298 and is classified as long-term debt.

On September 7, 2010, Mechel OAO issued two 5,000,000 ruble-denominated bonds in an aggregate principal amount of 10 billion Russian rubles ($327,042). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 10.0% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting August 27, 2015. The obligatory redemption date is August 25, 2020. The costs related to the issuance of bonds in the amount of $864 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2011 was $310,597 and is classified as long-term debt.

On February 22, 2011, Mechel OAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of 10 billion Russian rubles ($342,996 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.3% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The interest rate for the seventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting February 14, 2014. The obligatory redemption date is February 9, 2021. The costs related to the issuance of bonds in the amount of $2,355 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2011 in the amount of $310,597 is classified as long-term debt.

On June 9, 2011, Mechel OAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of 10 billion Russian rubles ($361,210 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting May 29, 2016. The obligatory redemption date is May 27, 2021. The costs related to the issuance of bonds in the amount of $1,293 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2011 in amount of $310,597 is classified as long-term debt.

On June 14, 2011, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($179,916 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 3, 2016. The obligatory redemption date is June 1, 2021. The costs related to the issuance of bonds in the amount of $574 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2011 in amount of $155,298 and is classified as long-term debt.

(e)	Other loans

In addition to a $1 billion U.S. dollar-denominated credit facility, in 2011, Gazprombank provided long-term and short-term ruble and euro-denominated loans to the Group’s subsidiaries bearing interest at 5.4-10.3% p.a. The outstanding balances as of December 31, 2011 and December 31, 2010 were $484,941 and $393,741, respectively.

In 2010 and 2009, Sberbank provided long-term and short-term ruble and euro-denominated loans to the Group’s subsidiaries bearing interest at 7.7-14.0% p.a. The outstanding balances as of December 31, 2011 and December 31, 2010 were $604,714 and $912,971, respectively.

In 2011, Sberbank provided long-term and short-term ruble, U.S. dollar and Kazakh tenge-denominated loans to the Group’s subsidiaries bearing interest at 3.0-9.7% p.a. in the total amount of $1,032,769. The outstanding balance as of December 31, 2011 is $960,288.

During 2008, VTB provided a short-term ruble-denominated loan to the Group’s subsidiaries (CMP, SKCC and Yakutugol) bearing interest at 12.0% p.a., which was increased by the bank in November 2009 up to 14.6% p.a. for Yakutugol and SKCC and up to 14.0% p.a. for CMP. In September 2010, the interest rate was decreased to 9.75% p.a. for SKCC. In April 2011, the interest rate was decreased to 8.4% p.a. for SKCC and Yakutugol. In accordance with an amendment to the agreement, the loan should be repaid in November 2012. In April 2012, VTB signed an amendment resulting in a repayment of the facility in four equal payments starting from July 2014 through April 2015. Accordingly, the Group classified the outstanding balance under this facility agreement as long-term debt as of December 31, 2011. In 2012, the interest rate was agreed to be MosPrime plus 4.5% p.a. The outstanding balances as of December 31, 2011 and December 31, 2010 were $422,411 and $446,240, respectively.

During 2010-2011, VTB provided ruble and euro-denominated long-term and short-term loans to CMP, HBL Holding GmbH (“HBL”) and Mechel OAO, bearing interest at 4.9-10.3% p.a. The outstanding balances as of December 31, 2011 and December 31, 2010 were $383,539 and $199,378, respectively.

In 2011, Uralsib Bank provided Beloretsk Metallurgical Plant (“BMP”), CMP, Korshunov Mining Plant (“KMP”), Izhstal and Mechel Trading AG (“MTAG”) with short-term and long-term U.S. dollar and euro-denominated loans bearing interest at 4.0-8.0% p.a. The outstanding balance as of December 31, 2011 was $209,715.

During 2006-2010, UniCredit Bank provided short-term and long-term U.S. dollar and euro-denominated loans to the Group’s subsidiaries bearing interest at 2.1-6.1% p.a. The outstanding balances as of December 31, 2011 and December 31, 2010 were $106,814 and $89,508, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In 2011, UniCredit Bank provided the Group’s subsidiaries with short-term and long-term ruble, U.S. dollar and euro-denominated loans bearing interest at 3.1-8.0% p.a. in the total amount of $295,393. The outstanding balance as of December 31, 2011 was $326,090.

During 2007-2010, Fortis Bank provided the Group’s subsidiaries with U.S. dollar and euro-denominated loans bearing interest at 2.9-7.3% p.a. The outstanding balances as of December 31, 2011 and December 31, 2010 were $213,840 and $56,785, respectively.

In 2011, Fortis Bank provided the Group with short-term dollar and euro-denominated loans bearing interest at 1.3-2.6% p.a. in the total amount of $118,852. The outstanding balance as of December 31, 2011 was $30,863.

During 2011, Alfa-bank provided Mechel-Trans, DEMP and MTAG with short-term ruble, U.S. dollar and euro-denominated loans bearing interest at 3.0-8.0% p.a. in the total amount of $192,096. The outstanding balance as of December 31, 2011 was $188,870.

In 2011, Eurasian Development Bank provided Yakutugol with a long-term ruble-denominated loan bearing interest at 8.2% in the total amount of $95,319. The outstanding balance as of December 31, 2011 was $87,004.

In 2008-2011, ING bank provided the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 2.9-8.4% p.a. The outstanding balances as of December 31, 2011 and December 31, 2010 were $105,341 and $63,778, respectively.

In 2007-2011, Raiffeisenbank provided the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 2.1-9.4% p.a. The outstanding balances as of December 31, 2011 and December 31, 2010 were $122,064 and $33,102, respectively.

(f)	Pledges

The syndicated loan is secured by 1,212,594 common shares of Yakutugol (30% of total common shares); 10,832,764 common shares of SKCC (30% of total common shares); 474,294 common shares of CMP (15% of total common shares) and 149,935 common shares of SUNP (25% plus 1 of total common shares). The indebtedness under the credit facility with Gazprombank is secured by the pledge of 1,010,498 common shares of Yakutugol (25% plus 1 of total common shares) and 9,027,306 common shares of SKCC (25% plus 1 of total common shares).

The indebtedness under the long-term credit facility provided by Sberbank to CMP totaling $465,895 and $492,176 as of December 31, 2011 and December 31, 2010, respectively, is secured by the pledge of 1,866,711 common shares of BMP (25% plus 1 share of total common shares).

The indebtedness under the long-term credit facility provided by Fortis to CMP totaling $135,103 and $4,900 as of December 31, 2011 and December 31, 2010, respectively, is secured by the pledge of 632,393 common shares of CMP (20% of total common shares).

As of December 31, 2011 and December 31, 2010, the carrying value of property, plant and equipment pledged under the loan agreements amounted to $789,929 and $721,800, respectively. Carrying value of inventories pledged under the loan agreements amounted to $282,399 and $148,521 as of December 31, 2011 and December 31, 2010, respectively. Accounts receivable pledged as of December 31, 2011 and December 31, 2010 amounted to $79,667 and $96,551, respectively. Cash pledged under the loan agreements amounted to $117,461 and $72,864 as of December 31, 2011 and December 31, 2010, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(g)	Covenants

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

Prior to receiving the waivers described below, the Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 2011:

•	The Group’s Shareholder Equity shall be at all times greater than or equal to $4,000,000, while the actual amount as of December 31, 2011 was $4,990,764;

•	Net Borrowings to EBITDA shall be not more than 3.5, while the actual ratio was 3.86;

•	EBITDA to Net Interest Expenses shall be equal to or more than 4, while the actual ratio was 4.39.

The Group is also required to ensure that: (i) the aggregate Financial Indebtedness of CMP, Yakutugol, SKCC and Southern Urals Nickel Plant (“SUNP”) excluding intragroup loans does not exceed $6.0 billion in the aggregate while the actual amount as of December 31, 2011 was $5.3 billion; (ii) the Equity of the borrowers should be greater than or equal to 6.5 billion Russian rubles for SKCC, 4.5 billion Russian rubles for Yakutugol, 5.5 billion Russian rubles for CMP and 2.0 billion Russian rubles for SUNP while the actual amounts as of December 31, 2011 were 46.2 billion Russian rubles, 13.2 billion Russian rubles, 16.7 billion Russian rubles and 10.2 billion Russian rubles, respectively, and (iii) during the period starting from January 1, 2010 until the first date when the Group can certify that its ratio of Net Borrowings to EBITDA achieves the level of 3.0, capital expenditures should not exceed $4,214,143. The actual amount of capital expenditures as defined by the loan agreements was $2,618,325 for the twenty four months ended December 31, 2011.

In addition, the loan agreements set restrictions on the distribution of the Group’s earnings for the dividend payments on ordinary shares if the ratio of Net Borrowings to EBITDA exceeds 3.0:1.0.

As of December 31, 2011, the Group was not in compliance with a number of financial and non-financial covenants in various loan agreements but received appropriate waivers and covenant amendments from the banks. Specifically, the Group received, after December 31, 2011, consents and covenant amendments relating to the following breaches under the most significant long-term and short-term loan arrangements totaling $6,143,295:

•

The Group would not have been in compliance with “Net Borrowings to EBITDA” ratio as defined by numerous debt agreements at a level not exceeding 3.5:1.0 while the actual Group’s Net Borrowings to EBITDA amount as of December 31, 2011 was 3.86:1.0. As of June 30, 2012 and December 31, 2012, the ratio of the Group’s Net Borrowings to EBITDA shall not exceed 5.5:1.0 reducing to 3.25:1.0 as of June 30, 2015.

•

HBL would not have been in compliance with its financial covenants “Net Equity” and “Shareholders’ Equity” set at a level of 20,000,000 euro minimum and 20% of total balance sheet minimum, respectively, under the long-term euro-denominated agreement signed with VTB (Deutschland) while the actual amounts as of December 31, 2011 were 14,095,489 euro and 13.2%, respectively. The outstanding balance under this loan agreement was $59,441 as of December 31, 2011.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group would not have been in compliance with certain operational covenants (loans and guarantees and negative pledges) as defined in certain credit facilities. This non-compliance has been waived by the relevant lenders. Pursuant to the waivers and covenant amendments received from the banks, the Group has been granted consent for the payment of dividends on its preferred and ordinary shares for 2011 in the amount not exceeding $200,000, provided that no default occurs or would occur as a result of such dividend payment. Such dividend payment is subject to relevant corporate approvals and available distributable funds.

In addition, the Group obtained an amendment in relation to minimum level of “EBITDA to Net Interest Expenses” ratio (2.65:1.0 as of June 30, 2012 and December 31, 2012 increasing to 4.0:1.0 as of June 30, 2014 and thereafter) and maximum level of Net Borrowings ($11,000,000 as of June 30, 2012 and December 31, 2012 and decreasing to $10,000,000 as of June 30, 2015 and thereafter).

In accordance with the Group’s projections, the Group had both intent and ability to meet the covenants during and for the year ending December 31, 2012. As a result, no reclassifications of long-term debt to short-term liabilities due to covenant violations were made as of December 31, 2011.

14.	FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

(a)	Assets measured at fair value on a recurring basis

The Group has segregated all financial assets that are measured at fair value on a recurring basis as of December 31, 2011 and 2010 into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below:

December 31, 2011	Level 1	Level 2	Level 3	Fair Value Measurements
Assets:
Available-for-sale securities	2,923	—	—	2,923

Total assets	2,923	—	—	2,923

Liabilities:
Contingent liability	—	—	(23,759)	(23,759)
Swap transaction	—	(20,784)	—	(20,784)

Total liabilities	—	(20,784)	(23,759)	(44,543)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

December 31, 2010	Level 1	Level 2	Level 3	Fair Value Measurements
Assets:
Available-for-sale securities	5,512	—	—	5,512

Total assets	5,512	—	—	5,512

Liabilities:
Contingent liability	—	—	(21,999)	(21,999)

Total liabilities	—	—	(21,999)	(21,999)

To determine the fair value of available-for-sale securities quoted market prices in active markets for identical assets were used by the Group and they were considered as Level 1 inputs.

On July 12, 2011, the Group entered into a non-deliverable cross currency 5 billion rubles swap agreement with VTB Bank (Austria). The termination date of the swap is August 28, 2015. The underlying instrument for the swap transaction is a 5 billion rubles bond bearing interest at 10% and maturing on August 25, 2020 (put option date — September 1, 2015) issued by Mechel OAO on September 7, 2010. Under the terms of the agreement, VTB Bank pays interest of 10% p.a. at 5 billion rubles notional amount, the Group pays interest of 5.69% p.a. on $176,367 notional amount.

Interest is paid on a semi-annual basis with the first payment on March 2, 2012. On the termination date, VTB Bank pays to the Group the notional amount of 5 billion rubles, and the Group pays to VTB Bank the notional amount of $176,367. The business objective of this instrument is to decrease the effective interest rate for a 5 billion rubles bond during the year ending December 31, 2012 via a positive net cash inflow from interest payments under the swap instrument according to the Group’s expectations about U.S dollar and ruble exchange rate fluctuations.

The Group accounts for the above mentioned swap instrument at fair value as a derivative instrument not designated or qualifying as a hedging instrument under ASC 815. For the year ended December 31, 2011, a $20,784 loss related to the change in the fair value of this swap instrument was included in the net foreign exchange gain (loss) in the accompanying consolidated statement of income and comprehensive income (loss) and consolidated statements of cash flows. As of December 31, 2011, the fair value of this swap instrument was recorded in Other long-term liabilities in the amount of $20,784.

The fair value of the Group’s swap contract is valued based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes have been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group’s model inputs used involve significant management judgment. Such assets and liabilities are typically classified within Level 3 of the fair value hierarchy. The table below sets forth a summary of changes in the fair value of Group’s Level 3 financial liability for the years ended December 31, 2011, 2010 and 2009:

Contingent liability
Balance at the acquisition date	(514,607)
Gain resulting from remeasurement of contingent liability (Note 22)	494,238
Transfers in and out of Level 3	—

Balance at beginning of 2010	(20,369)

Loss resulting from remeasurement of contingent liability (Note 22)	(1,630)
Transfers in and out of Level 3	—

Balance at beginning of 2011	(21,999)
Loss resulting from remeasurement of contingent liability (Note 22)	(1,760)
Transfers in and out of Level 3	—

Balance at end of year	(23,759)

As of December 31, 2011, the fair value of variable and fixed rate long-term loans (based on future cash flows discounted at current long-term market rates available for corporations) was as follows:

	Carrying value incl. interest accrued as of December 31, 2011	Fair value as of December 31, 2011
Russian ruble-denominated debt	3,836,787	3,521,179
U.S. dollar-denominated debt	2,599,265	2,591,060
Euro-denominated debt	368,200	364,583

Total long-term debt	6,804,252	6,476,822

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

The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The main part of these obligations is not expected to be paid for many years, and will be funded from general Group resources at the time of removal. The Group’s asset retirement obligations primarily relate to its steel and mining production facilities with related landfills and dump areas and its mines.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table presents the movements in asset retirement obligations for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Asset retirement obligation at beginning of year	56,220	59,695	71,604
Liabilities incurred in the current year	—	1,770	3,359
Liabilities settled in the current year	(5,106)	(2,821)	(6,706)
Accretion expense	6,822	6,545	7,398
Revision in estimated cash flow	(12,710)	(8,228)	(13,262)
Translation difference	(1,309)	(741)	(2,698)

Asset retirement obligation at end of year	43,917	56,220	59,695

Liabilities incurred during the year ended December 31, 2010 are mainly represented by the obligations arising on the acquisitions of TPP Rousse in the amount of $1,770. Liabilities incurred during the year ended December 31, 2009 are represented by the obligations arising on the acquisition of the BCG Companies in the amount of $3,359.

Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets. The effects of revisions in estimated cash flows relate mainly to continuous refinement of future asset removal activities and restoration costs at Izhstal and Yakutugol during the year ended December 31, 2011, at CMP and SKCC during the year ended December 31, 2010, at Izhstal during the year ended December 31, 2009 as assessed by the Group with the help of independent environmental engineers.

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

Several entities contribute certain amounts to non-state pension funds (Almaznaya Osen’ and Mechel Fund), which, together with amounts earned from investing the contributions, are intended to provide pensions to

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

members of pension plans. However, pursuant to agreements between the Group and these non-state pension funds, under certain circumstances, these assets are not effectively restricted from possible withdrawal by the employer. Based on this fact, these assets do not qualify as “plan assets” under U.S. GAAP and these pension schemes are considered to be fully unfunded.

During 2010, the Group introduced a new corporate plan for the majority of the Russian entities except for Yakutugol. During 2011, the Group also introduced a new corporate plan for Yakutugol. As a result the Group ceased to bear any liabilities to provide either pension or lump sum upon retirement benefits, or both, to the employees who do not participate in the corporate pension plan. In addition, the Group terminated the provision of the guarantees concerning the amount of the pension provided via a non-state pension fund to those employees who were born after a certain year.

As of December 31, 2011, there were 73,069 active participants under the defined benefit pension plans and 39,417 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2010, the related figures were 71,618 and 29,620, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

The total number of the BCG Companies’ employees and their dependents eligible for benefits as of December 31, 2011 was 569 and the total number of retirees and their dependents was 153. As of December 31, 2010, the related figures were 669 and 142, respectively. The majority of employees belong to the United Mine Workers of America (UMWA).

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2012, with the measurement date of December 31, 2011. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined by the Group are supported by an independent qualified actuary, and are charged to the statements of income and comprehensive income (loss) ratably over employees’ working service with the Group.

As of December 31, 2011 and 2010, projected benefit obligation and other postretirement benefit obligations amounted to $166,354 and $188,068, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(a)	Projected benefit obligation

The movements in the projected benefit obligation (“PBO”) were as follows during the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Projected benefit obligation at beginning of year	147,534	156,880	187,030
Service cost	5,718	6,990	7,680
Interest cost	11,493	12,572	14,917
Obligations arising from acquisitions and other	10,211	1,564	1,665
Benefits paid	(12,650)	(15,091)	(15,000)
Actuarial loss (gain)	2,525	(4,505)	3,650
Plan amendments	274	8,852	1,856
Curtailment gain	(38,431)	(18,237)	(38,573)
Translation difference	(5,092)	(1,491)	(6,345)

Projected benefit obligation at end of year	121,582	147,534	156,880

The reasons for the reduction in the PBO in 2011 are the change of pension program at Yakutugol and clarification of terms and conditions of benefits provided under the corporate pension plan at Mechel-Remservice. Overall, the impact on the PBO is gain in the amount of $28,342 for Yakutugol and $8,804 for Mechel-Remservice.

In addition, business activities of one of the subsidiaries of SKCC were significantly terminated and the majority of employees were made redundant in 2011. The impact on PBO is $533.

Upon the acquisition of DEMP on December 22, 2011 (refer to Note 3(a)), the Group recognized additional PBO in the amount of $10,211.

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

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Pension obligation, current portion	20,702	33,337
Pension obligation, net of current portion	100,880	114,197

Total pension obligation	121,582	147,534

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The components of net periodic benefit cost were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Service cost	5,718	6,990	7,680
Amortization of prior service cost	1,444	670	313
Interest cost	11,493	12,572	14,917
Amortization of actuarial gain	(4,495)	(2,581)	(3,187)
Curtailment gain	(38,711)	(13,910)	(37,717)
Other benefits	—	545	1,665

Net periodic benefit cost	(24,551)	4,286	(16,329)

The PBO, accumulated benefit obligation, fair value of plan assets and funded status were as follows as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Projected benefit obligation	121,582	147,534
Accumulated benefit obligation	107,983	116,549
Fair value of plan assets	—	—
Funded status	(121,582)	(147,534)

Amounts recognized in accumulated other comprehensive income (“AOCI”) were as follows for the years ended December 31, 2011 and 2010:

	2011	2010
Net gain	(50,166)	(59,233)
Prior service cost	8,021	8,801
Translation difference	(1,315)	759

Total amount recognised in AOCI	(43,460)	(49,673)

The change in the PBO recognized in OCI was as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Additional (gain) loss arising during the year	2,525	(4,505)	3,650
Less re-classified (gain) loss amortization	(3,944)	(606)	(2,490)
Additional prior service cost (credit) from plan amendment	274	8,852	1,856
Less re-classified prior service cost amortization	613	3,023	472
Translation difference	83	2,461	(2,245)

Net amount recognised in other comprehensive income for the year	6,213	4,391	5,279

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The key actuarial assumptions used to determine benefit obligations were as follows as of December 31, 2011 and 2010:

	2011	2010
Discount rate
Russian entities	8.00%	8.00%
Romanian entities	7.40%	7.00%
German entities	5.14%	5.15%
Bulgarian entities	5.30%	5.20%
Ukrainian entities	14.00%	N/A
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	6.88%	7.29%
Romanian entities	5.17%	5.37%
German entities	4.00%	4.00%
Bulgarian entities	6.00%	5.79%
Ukrainian entities	5.00%	N/A

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2011 and 2010:

	2011	2010
Discount rate
Russian entities	8.00%	8.70%
Romanian entities	7.00%	10.00%
German entities	5.15%	5.25%
Bulgarian entities	5.20%	5.50%
Ukrainian entities	14.00%	N/A
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	7.29%	7.79%
Romanian entities	5.37%	5.37%
German entities	4.00%	4.00%
Bulgarian entities	5.79%	5.49%
Ukrainian entities	9.00%	N/A

The results of sensitivity analysis of PBO as of December 31, 2011 are presented below:

Change in PBO as of December 31, 2011 % from the “Base Case” PBO
Discount rate of 1% p.a. lower than “base case”	6.8%
Salary growth of 1% p.a. higher than “base case”	2.3%
Staff turnover rate plus 3% p.p. for all ages	(6.9)%

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2012:

2012
Transition obligation (asset)	—
Net gain	(4,228)
Prior service cost	1,383

Total amounts expected to be recognized during 2012	(2,845)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2012	2013	2014	2015	2016	2017-2021	Total
Pensions (including monthly financial support)	3,331	2,870	2,867	2,837	2,853	13,216	27,974
Other benefits	17,371	5,425	5,897	6,070	6,534	33,946	75,243

Total expected benefits to be paid	20,702	8,295	8,764	8,907	9,387	47,162	103,217

(b)	Other postretirement benefit obligations

Upon the acquisition by the Group of the BCG Companies on May 7, 2009 (refer to Note 3(e)), the Group recognized the healthcare postretirement benefit obligations. The movements in accumulated postretirement benefit obligation were as follows during the year ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Accumulated postretirement benefit obligation at beginning of year	40,534	27,109	—
Service cost	1,956	1,178	515
Interest cost	2,132	1,837	1,037
Obligations arising from acquisitions	—	—	21,420
Actuarial loss	2,044	12,001	4,875
Benefits paid	(1,894)	(1,591)	(738)

Accumulated postretirement benefit obligation at end of year	44,772	40,534	27,109

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2011, 2010 and 2009:

	December 31, 2011	December 31, 2010	December 31, 2009
Postretirement obligation, current portion	1,470	1,259	1,107
Postretirement obligation, net of current portion	43,302	39,275	26,002

Total postretirement obligation	44,772	40,534	27,109

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The components of net periodic benefit cost were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Service cost	1,956	1,178	515
Amortization of prior service cost	603	144	—
Interest cost	2,132	1,837	1,037

Net periodic benefit cost	4,691	3,159	1,552

A summary of accumulated postretirement benefit obligation, employer contributions, benefits paid and funded status were as follows as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Accumulated postretirement benefit obligation at end of year	44,772	40,534
Employer contributions	1,894	1,591
Benefits paid	(1,894)	(1,591)

Funded status at end of year	(44,772)	(40,534)

Amounts recognized in AOCI were as follows for the year ended December 31, 2011 and 2010:

	2011	2010
Net actuarial loss	18,174	16,733

Other changes in assets and benefit obligations recognized in other comprehensive income were as follows as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Net actuarial loss	2,044	12,001
Amortization of net loss	(603)	(144)

Total recognized in other comprehensive income	1,441	11,857

Other information used in actuarial valuation as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Market-related value of assets as of beginning of fiscal period	—	—
Amount of future annual benefits of plan participants covered by insurance contracts issued by the employer or related parties	—	—
Alternative amortization methods used
Prior service cost	N/A	N/A
Unrecognized net (gain)/loss	None	None
Employer commitments to make future plan amendments (that serve as the basis for the employer’s accounting for the plan)	None	None

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The key actuarial assumptions used to determine benefit obligations at December 31, 2011 and 2010:

	2011	2010
Discount rate	5.20%	5.64%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	N/A	N/A
Healthcare cost trend rate	9.50%	10.00%
Ultimate rate	5.00%	5.00%
Number of years to reach ultimate rate	10	10

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2011 and 2010:

	2011	2010
Discount rate	5.64%	6.28%
Expected return on plan assets	N/A	N/A
Healthcare cost trend assumed for the subsequent year	10.00%	10.00%
Ultimate rate	5.00%	5.00%
Number of years to reach ultimate rate	10	5

The results of sensitivity analysis of postretirement benefit obligations as of December 31, 2011 are presented below:

Change in postretirement benefit obligations as of December 31, 2011
Annual effect of 1% point increase in healthcare cost trend on:
Service and interest cost components	1,202
Accumulated postretirement benefit obligation	7,977
Annual effect of 1% point decrease in healthcare cost trend on:
Service and interest cost components	(805)
Accumulated postretirement benefit obligation	(6,300)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2012:

2012
Transition obligation (asset)	—
Net loss	800
Prior service cost (credit)	—

Total amounts expected to be recognized during 2012	800

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2012	2013	2014	2015	2016	2017-2021	Total
Estimated future benefit payments reflecting expected future service	1,470	1,556	1,642	1,718	1,778	9,858	18,022

17.	FINANCE LEASES

In 2009-2011, several subsidiaries of the Group entered into agreements with third parties for the lease of transport and production equipment. The leases were classified as finance (capital) leases in accordance with ASC 840, “Leases”, as they contain a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

As of December 31, 2011 and 2010, the net book value of the leased assets was as follows:

	December 31, 2011	December 31, 2010
Transport equipment and vehicles	445,850	195,054
Operating machinery and equipment	198,193	93,639
Construction in progress	596	1,731
Less: accumulated depreciation	(73,037)	(34,263)

Net value of property, plant and equipment, obtained under capital lease agreements	571,602	256,161

The carrying amount and maturities of capital lease liabilities as of December 31, 2011 were as follows:

	Total payable	Interest	Net payable
Payable in 2012	156,802	(59,895)	96,907
Payable in 2013	138,086	(46,518)	91,568
Payable in 2014	117,920	(34,621)	83,299
Payable in 2015	99,474	(23,911)	75,563
Payable in 2016	69,727	(14,413)	55,314
Payable thereafter	77,779	(8,274)	69,505

Total capital lease liabilities	659,788	(187,632)	472,156

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies on different groups of equipment from 6.5% to 16.4% (U.S. dollar-denominated contracts), from 4.9% to 26.4% (euro-denominated contracts) and from 5.3% to 23.6% (ruble-denominated contracts). Interest expense charged to the accompanying Group’s statements of income and comprehensive income (loss) in 2011 and 2010 amounted to $52,679 and $18,664, respectively.

In 2011, the Group signed several finance lease contracts under which leased property was expected to be received in 2012-2017. The total amount of commitments under these lease contracts as of December 31, 2011 is equal to $102,510.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

18.	EQUITY

(a)	Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.0003), of which 416,270,745 common shares were outstanding as of December 31, 2011 and 2010.

(b)	Preferred shares

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

(c)	Dividends

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

Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient Russian company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over one year, if the cost of acquisition of shares of the company paying dividends exceeded 500 million Russian rubles and the residence of the dividend distribution company is not included into the Ministry of Finance offshore list). Before 2011, dividends received by the Russian entities were subject to a profit tax of 0% only when all the relevant criteria described above were satisfied; otherwise the tax rate was 9%. One of the criteria was that the cost of the acquisition or receipt of ownership of the holding in the charter capital of the organization paying the dividends or depositary receipts conferring the right to receive dividends exceeds 500 million Russian rubles. This criterion was abolished by the Federal Law starting from January 1, 2011 in relation to the dividends accrued on the basis of results of the activities of organizations for 2010 and subsequent periods. Approximately $9,397,863 and $8,671,776 of statutory undistributed earnings were available for dividends as of December 31, 2011 and 2010, respectively.

On June 30, 2010, Mechel declared a dividend of 727.6 million Russian rubles ($23,325) to its shareholders for 2009, out of which $8,780 was subject to the distribution to the holders of preferred shares. During July-December 2010, the dividends declared for 2009 were paid in full amount.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On June 6, 2011, Mechel declared a dividend of 5,816 million Russian rubles ($208,650) to its shareholders for 2010, out of which $78,281 was subject to the distribution to the holders of preferred shares. During July-December 2011, the dividends declared for 2010 were paid in full amount.

(d)	Earnings per share

Net income per common share for all periods presented was determined in accordance with FASB ASC 260, “Earnings Per Share” (“ASC 260”), by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2011	2010	2009
Net income (loss) available to common shareholders	649,604	648,433	(60,757)
Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

Earnings (loss) per common share (in U.S. dollars)	1.56	1.56	(0.15)

Net income attributable to common shareholders of Mechel OAO for the years ended December 31, 2011 and 2010 has been computed by deducting the dividends on preferred shares for the years then ended, declared on June 30, 2011 and 2010, in the amount of $78,281 and $8,780, respectively, from net income attributable to shareholders of Mechel OAO.

The total weighted-average number of common shares outstanding during the period was as follows:

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

2011:
Common shares: January 1-December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

There were no dilutive securities issued as of December 31, 2011, 2010 and 2009.

(e)	Acquisitions of non-controlling interests

In February-December 2010, the Group purchased 0.71% of SKCC from non-controlling shareholders for $16,505 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $11,558, was attributed to additional paid-in capital.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On different dates from January through December 2011, the Group acquired 0.02% of voting shares of SKCC from third parties for $283 paid in cash. The purchase of non-controlling interest in SKCC was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2011.

19.	INCOME TAXES

Income before income tax attributable to different jurisdictions was as follows:

	Years ended December 31,
	2011	2010	2009
Russia	1,448,368	1,179,656	(390,020)
Switzerland	(57,874)	61,583	(45,254)
British Virgin Islands	5,467	144,032	518,437
Romania	(161,345)	(114,597)	(99,069)
Lithuania	(1,542)	(3,514)	(3,477)
Kazakhstan	(43,111)	(48,751)	34,009
USA	36,397	(34,223)	(50,103)
Other	(63,033)	(215,556)	130,701

Total	1,163,327	968,630	95,224

	Years ended December 31,
	2011	2010	2009
Current income tax expense (benefit)
Russia	323,370	195,514	41,940
Switzerland	7,512	921	3,911
Romania	1,153	80	57
Lithuania	—	—	(1)
Kazakhstan	5,783	531	—
USA	31	—	—
Other	15,355	4,215	4,651

	353,204	201,261	50,558

Deferred income tax expense (benefit)
Russia	16,577	34,147	(10,829)
Switzerland	(999)	(2,822)	3,073
Romania	(592)	(794)	(2,680)
Lithuania	234	48	230
Kazakhstan	(10,546)	55,964	(3,251)
USA	2,052	(8,007)	(20,200)
Other	(50)	(3,141)	1,992

	6,676	75,395	(31,665)

Total income tax expense	359,880	276,656	18,893

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Taxes represent the Group’s provision for profit tax. During 2009-2011, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan, 23% in Ukraine. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In addition, in November 2009 the tax legislation of Kazakhstan was amended to decrease the statutory income tax rate from 30% in 2008 to 20% in 2009-2012, 17.5% – 2013, 15% – 2014 and thereafter. However, in 2010, new amendments in the tax legislation of Kazakhstan resulted in an increase in the statutory tax rate back to 20% for 2013 and thereafter. In June 2011, new amendments in the tax legislation of the US resulted in the decrease in tax rate to 40.0% in 2012 from 40.5% in 2009-2011.

The changes in income tax rates are effective from January 1 in each of the respective years. As of December 31, 2011, 2010 and 2009, the effect of these changes in the total amount of $4,135, $59,635 and $3,010 respectively, was recognized as an increase (in 2010) and a decrease (in 2011 and 2009) in the income tax expense for the year then ended in the Group’s statement of income and comprehensive income (loss).

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates to the income before tax and non-controlling interest, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2011	2010	2009
Theoretical income tax expense computed on income before taxes at Russian statutory rate (20%)	232,665	193,726	19,045
Effects of other jurisdictions and permanent differences:
Remeasurement of contingent liability, non-taxable	—	—	(95,771)
Non-deductible expenses and non-taxable income, net	7,958	11,720	7,244
Social expenditures	9,355	1,102	3,975
Change in valuation allowance	73,730	55,179	106,019
Change in unrecognized tax benefits under ASC 740	(301)	(12,964)	(7,345)
Different tax rates in foreign jurisdictions	8,401	(34,828)	(9,657)
Fines and penalties related to taxes	2,743	(20)	(1,296)
Change in tax rate and tax legislation	(4,135)	59,635	(3,010)
Effect from intragroup transactions	28,002	—	—
Other permanent differences	1,462	3,106	(311)

Income tax expense, as reported	359,880	276,656	18,893

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31, 2011	December 31, 2010
Deferred tax assets, current:
Inventory	13,189	10,207
Net operating loss carry-forwards	23,185	58,730
Bad debt allowance	3,058	4,384
Timing difference in cost recognition	5,862	648
Accrued liabilities	6,925	6,932
Vacation provision	2,811	1,579
Other	1,099	4,622

Total deferred tax asset, current	56,129	87,102
Valuation allowance for deferred tax assets, current	(12,536)	(3,883)

Total deferred tax asset net of valuation allowance, current	43,593	83,219

Deferred tax assets, non-current:
Net operating loss carry-forwards	440,083	332,356
Asset retirement obligation	7,790	7,485
Property, plant and equipment	23,726	11,269
Pension obligations	17,931	16,166
Other	19,397	5,820

Total deferred tax assets, non-current	508,927	373,096
Valuation allowance for deferred tax assets, non-current	(334,993)	(306,592)

Total deferred tax asset net of valuation allowance, non-current	173,934	66,504

Total deferred tax asset, net	217,527	149,723

	December 31, 2011	December 31, 2010
Deferred tax liabilities, current:
Timing difference in revenue recognition	9,362	4,529
Timing difference in cost recognition	12,306	7,124
Inventories	39,187	24,936
Bad debt allowance	6,418	8,413
Other	6,469	2,142

Total deferred tax liabilities, current	73,742	47,144

Deferred tax liabilities, non-current:
Property, plant and equipment	476,931	386,661
Mineral licenses	1,143,478	1,196,181
Timing difference in cost recognition	11,969	18,038
Other	3,370	4,489

Total deferred tax liabilities, non-current	1,635,748	1,605,369

Total deferred tax liability	1,709,490	1,652,513

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

A deferred tax liability of approximately $27,849 and $31,598 as of December 31, 2011 and 2010, respectively, has not been recognized for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of $92,719 and $93,580 as of December 31, 2011 and 2010, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel.

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. Deferred tax assets on net operating loss carryforwards which are considered to be realized in the future, are mostly related to the Russian, Kazakh and U.S. jurisdictions. For the Russian, Kazakh and U.S. income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred primarily in 2009-2011, which may be carried forward for use against their future income within 10 years in the full amounts.

As of December 31, 2011 and 2010, deferred tax assets on net operating loss carryforwards for statutory income tax purposes amounted to $463,268 and $391,086, respectively. As management concluded that the utilization of a substantial portion of such losses is not probable, the valuation allowances in the amount of $347,529 and $310,475 were recorded against net operating loss carryforwards by the Group as of December 31, 2011 and 2010, respectively.

Unrecognized tax benefits

Unrecognized income tax benefits of $2,190, including interest and penalties of $438, as of December 31, 2011 and $4,266, including interest and penalties of $717, as of December 31, 2010 were recorded by the Group in the accompanying consolidated balance sheets.

The reconciliation of the beginning and ending amount of unrecognized income tax benefits, net of interest and penalties, is as follows:

	2011	2010
Unrecognized income tax benefits at the beginning of year	3,549	9,244
Increases as a result of tax positions taken during prior periods	—	1,963
Decreases as a result of tax positions taken during prior periods	—	(7,213)
Increases as a result of tax positions taken during a prior period (DEMP acquisition)	143	—
Decreases relating to settlements with tax authorities	(2,029)	(503)
Translation difference	89	58

Unrecognized income tax benefits at the end of year	1,752	3,549

The reduction in unrecognized income tax benefits in 2011 was largely a result of a decrease relating to settlements with tax authorities. All unrecognized income tax benefits, if recognized, would affect the effective tax rate. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes. The Group recognized interest and penalties of $189 and $606 in 2011 and 2010, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2011, the tax years ended December 31, 2009-2011 remained subject to examination by Russian tax authorities. As of December 31, 2011, the tax years ended December 31, 2007-2011 remained subject to examination by Swiss, Liechtenstein, Romanian, Ukraine and the U.S. tax authorities. In some companies certain periods were reviewed by the tax authorities and based on the history the Group believes that probability of the repetitive review is less than 10%. Based on the underlying purchase agreement, any tax risks, which may be identified by the U.S. tax authorities for the period before the date of acquisition of the BCG Companies, will be imposed to the Seller.

Although the Group believes it is more likely than not that all recognized income tax benefits would be sustained upon examination, the Group has recognized some income tax benefits that have a reasonable possibility of successfully being challenged by the tax authorities.

20.	TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated income statements are comprised of the following:

	Years ended December 31,
	2011	2010	2009
Property and land tax	99,602	91,235	79,253
VAT	1,444	2,887	8,600
Fines and penalties related to taxes	291	1,881	379
Other taxes and penalties	1,562	14,756	16,971

Total taxes other than income tax	102,899	110,759	105,203

Property and land tax includes accruals for land tax, which amounted to $39,855, $37,775 and $31,931 for the years ended December 31, 2011, 2010 and 2009, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of perpetual use. According to land legislation, the right of perpetual use has to be re-registered before July 1, 2012 through purchase of land or operating leases up to 49 years.

Property and land tax also includes expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $20,141, $14,583 and $10,323 for the years ended December 31, 2011, 2010 and 2009, respectively. The amount of rental payments is determined by local authorities and cannot be reasonably estimated beyond a five-year horizon. The table below presents future land rental payments for the next five years and thereafter under non-cancelable operating lease agreements based on the current rental rates:

Year of payment	Operating lease payments
2012	21,860
2013	18,112
2014	16,534
2015	16,191
2016	15,684
Thereafter	299,012

Total land operating lease payments	387,393

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Included in other taxes and penalties related to taxes in 2011 are $2,524 relating to fees for the environmental restoration and air contaminant emission and $21,429 income relating to recalculation of mining taxes that belong to previous financial years.

21.	GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years ended December 31,
	2011	2010	2009
Personnel and social contributions	363,906	303,911	221,976
Office expenses	55,311	47,197	40,272
Audit and consulting services	29,330	26,430	35,990
Depreciation	23,257	24,262	22,789
Social expenses	48,487	24,190	22,743
Consumables	23,393	14,410	12,397
Mitigation of accidents consequences	17,786	3,685	1,293
Banking charges and services	17,271	13,891	10,843
Business trips	10,704	9,320	5,518
Rent	12,520	7,776	5,169
Contributions to Mechel Fund	8,915	—	—
Obligation for stream mitigation	8,364	51	—
Insurance	8,025	7,077	3,481
Disposals of property, plant and equipment	(7,428)	783	2,865
Other	28,601	30,106	4,141

Total general, administrative and other operating expenses	648,442	513,089	389,477

Rent represents office-related expenses. Expenses for the operating lease of land, which ranges between 1 and 49 years are included into other taxes and disclosed in Note 20.

Contributions to Mechel Fund included founder contributions to the pension fund made by a number of the Group’s entities in the total amount of $8,915 during the year ended December 31, 2011, which based on the management’s interpretation of the Russian legislation do not meet the definition of an asset.

Obligation for stream mitigation in the total amount of $8,364 and $51 during the years ended December 31, 2011 and 2010, respectively, represents the cost of removal of the negative environmental impact of the BCG Companies’ mining operations according to Compensatory Mitigation Plans submitted to the US Army Corps of Engineers.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

22.	OTHER INCOME (EXPENSES), NET

Other income (expenses), net is comprised of the following:

	Years ended December 31,
	2011	2010	2009
(Loss) gain resulting from remeasurement of contingent liability (refer to Note 3(e))	(1,760)	(1,630)	494,238
(Loss) gain on sale of investments	(6)	(2,589)	155
Gain on forgiveness of fines and penalties	47	—	1,241
Gain on accounts payable with expired legal term	5,390	5,523	2,571
Gain from bargain purchase	—	7,515	—
Loss on remeasurement of equity interest (refer to Note 3(e))	—	(2,044)	—
Loss on currency operations	(6,078)	(6,408)	(3,653)
Other taxes	(6,081)	(5,743)	—
Other income (expenses), net	1,628	(3,611)	5,705

Total other (expenses) income, net	(6,860)	(8,987)	500,257

Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

23.	SEGMENT INFORMATION

The Group has four reportable business segments: Steel, Mining, Ferroalloy and Power. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above four segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for the year ended December 31, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes and non-controlling interest.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Segmental information for 2011, 2010 and 2009 is as follows:

	2011
	Mining	Steel	Ferroalloy	Power	Eliminations*****	Total
Revenues from external customers	4,139,948	7,154,417	475,254	776,666		12,546,285
Intersegment revenues	1,052,080	310,416	199,191	506,807		2,068,494
Gross margin	2,887,136	1,127,129	32,749	308,337	(30,317)	4,325,034
Gross margin*, %	55.6%	15.1%	4.9%	24.0%		34.5%
Depreciation, depletion and amortization	328,521	125,987	89,986	16,617		561,111
Loss on write-off of property, plant and equipment	8,225	1,965	816	—		11,006
Operating income (loss)	1,691,385	191,748	(44,912)	23,759	(30,317)	1,831,663
Income / (loss) from equity investees	304	—	—	—		304
Interest income	8,864	7,668	48	206		16,786
Intersegment interest income	130,096	5,709	2,069	—		137,874
Interest expense**	310,121	221,494	20,545	9,330		561,490
Intersegment interest expense	197	97,462	31,023	9,192		137,874
Segment assets***	10,134,843	6,388,274	2,226,698	556,422		19,306,237
Invesments in equity investees****	8,150	—	—	—		8,150
Goodwill****	451,627	337,942	97,621	263,997		1,151,187
Capital expenditures	1,209,737	538,995	62,143	18,670		1,829,545
Income tax (expense) / benefit	(302,919)	(48,613)	(1,747)	(6,601)		(359,880)

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.
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

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for 2011, 2010 and 2009 is $226,056, $208,912 and, $154,980, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	2010
	Mining	Steel	Ferroalloy	Power	Eliminations*****	Total
Revenues from external customers	3,050,950	5,586,224	455,199	653,663		9,746,036
Intersegment revenues	805,215	247,453	173,853	409,015		1,635,536
Gross margin	2,116,815	1,106,434	95,124	299,277	(20,924)	3,596,726
Gross margin*, %	54.9%	19.0%	15.1%	28.2%		36.9%
Depreciation, depletion and amortization	281,392	110,910	67,303	14,975		474,580
Loss on write-off of property, plant and equipment	2,993	3,039	4,744	—		10,776
Operating income (loss)	1,185,892	297,557	22,958	46,724	(20,924)	1,532,207
Income / (loss) from equity investees	(10)	8	—	1,186		1,184
Interest income	11,275	5,570	184	138		17,167
Intersegment interest income	122,001	29,166	5,166	—		156,333
Interest expense**	333,633	201,085	22,112	1,567		558,397
Intersegment interest expense	51	27,057	111,129	18,096		156,333
Segment assets***	8,159,792	4,863,128	2,186,668	568,576		15,778,164
Invesments in equity investees****	8,764	—	—	—		8,764
Goodwill****	475,270	116,157	103,127	275,006		969,560
Capital expenditures	621,928	315,246	41,712	11,214		990,100
Income tax (expense) / benefit	(185,807)	(20,953)	(64,616)	(5,280)		(276,656)

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.
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

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for 2011, 2010 and 2009 is $226,056, $208,912 and, $154,980, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	2009
	Mining	Steel	Ferroalloy	Power	Eliminations*****	Total
Revenues from external customers	1,713,245	3,143,282	363,652	533,967		5,754,146
Intersegment revenues	398,745	159,020	67,157	338,816		963,738
Gross margin	840,935	638,010	38,381	230,271	45,856	1,793,453
Gross margin*, %	39.8%	19.3%	8.9%	26.4%		31.2%
Depreciation, depletion and amortization	231,585	110,292	48,727	16,071		406,675
Loss on write-off of property, plant and equipment	3,496	1,669	15,775	—		20,940
Operating income (loss)	205,169	(18,497)	(27,586)	40,702	45,856	245,644
Income / (loss) from equity investees	1,518	—	—	(318)		1,200
Interest income	10,600	9,980	809	56		21,445
Intersegment interest income	96,213	33,884	9,232	—		139,329
Interest expense**	255,698	192,143	50,495	650		498,986
Intersegment interest expense	10,167	28,890	73,094	27,178		139,329
Segment assets***	7,356,647	3,165,877	2,196,254	464,533		13,183,311
Invesments in equity investees****	11,586	—	—	71,364		82,950
Goodwill****	478,931	120,620	103,917	190,906		894,374
Capital expenditures	374,737	200,867	32,774	4,366		612,744
Income tax (expense) / benefit	(2,687)	(8,412)	(2,236)	(5,558)		(18,893)

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.
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

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for 2011, 2010 and 2009 is $226,056, $208,912 and, $154,980, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

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

	2011	2010	2009
Domestic:
Russia	5,699,912	4,787,251	2,714,246
Other	1,472,374	770,610	478,553

Total	7,172,286	5,557,861	3,192,799
Export	5,373,999	4,188,175	2,561,347

Total revenue, net	12,546,285	9,746,036	5,754,146

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2011	2010	2009
Russia	5,727,424	4,803,407	2,739,417
Europe	2,681,291	1,838,933	1,139,608
Asia	1,557,307	1,271,586	869,156
CIS	1,030,807	646,371	277,781
Middle East	916,088	908,694	585,446
USA	238,812	97,371	48,076
Other regions	394,556	179,674	94,662

Total	12,546,285	9,746,036	5,754,146

The majority of the Group’s long-lived assets are located in Russia and the US. The carrying amounts of long-lived assets pertaining to the Group’s major operations located outside Russia as of December 31, 2011 and 2010 were as follows:

	2011	2010
USA	2,253,571	2,294,066
CIS	1,762,393	1,587,515
Romania	228,564	228,636
Bulgaria	48,545	51,750
Germany	43,132	45,919
Lithuania	8,672	8,863
Turkey	5,686	6,609
Switzerland/Liechtenstein	95	472
Other	11,847	4,325

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table presents the breakdown the Group’s revenues from external customers by major products:

	December 31, 2011	December 31, 2010	December 31, 2009
Mining segment:
Coal and middlings	3,222,278	2,183,310	1,236,035
Iron ore concentrate	370,086	338,771	232,960
Coke and chemical products	451,207	408,456	161,304
Other	96,377	120,413	82,946

Total	4,139,948	3,050,950	1,713,245

Power segment:
Electricity	609,604	561,199	484,089
Other	167,062	92,464	49,878

Total	776,666	653,663	533,967

Steel segment:
Semi-finished steel products	1,300,120	1,235,592	496,810
Long steel products	3,076,496	2,266,765	1,469,886
Flat steel products	739,468	487,337	257,187
Forgings and stampings	469,291	312,372	213,232
Hardware	944,269	723,014	471,907
Other	624,773	561,144	234,260

Total	7,154,417	5,586,224	3,143,282

Ferroalloy segment:
Nickel	255,155	251,648	190,647
Ferrosilicon	84,740	91,666	66,648
Chrome	105,744	93,551	92,847
Other	29,615	18,334	13,510

Total	475,254	455,199	363,652

Total revenue	12,546,285	9,746,036	5,754,146

24.	COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2011, the total Group’s contractual commitments to acquire property, plant and equipment amounted to $2,179,494.

Included in the commitments related to acquisition of property, plant and equipment are amounts arising from various purchase agreements in respect of railway construction for the Elga project. The total amount of remaining commitments under the construction contracts as of December 31, 2011 is equal to $1,257,982.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The BCG Companies utilize coal preparation and loading facilities on their property that are owned and operated by third parties. The agreements covering the BCG Companies use of these facilities expire in 2016 and require minimum payment amounts should the BCG Companies fail to achieve defined throughput levels. These minimum amounts total $3,960 annually for the period from December 31, 2011 to December 31, 2015 and $2,640 in the aggregate for the period thereafter.

Contingencies

(a)	Guarantees

As of December 31, 2011, the Group guaranteed the fulfillment of obligations to third parties for the total amount of $2,439. These guarantees are given by the Group under mortgage loans provided to individuals.

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

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at $20,629 as of December 31, 2011. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

Possible liabilities, which were identified by management as those that can be subject to potential claims from environmental authorities are not accrued in the consolidated financial statements. The amount of such liabilities was not significant.

(c)	EU ascension commitments

Integration of Romania into the European Union (“EU”) required, in particular, adoption of a new national strategy aimed at restructuring of major metallurgical entities, including Mechel Targoviste S.A. and Mechel Campia Turzii S.A. As an integral part of the restructuring process, individual viability plans agreed with EU consultants are to be incorporated into the business plans of entities. Implementation of these plans and achievement of the targets should be provided by investors in accordance with their contractual obligations under privatization contracts. Viability plans of Mechel Targoviste S.A. and Mechel Campia Turzii S.A. include additional investments into technology development and ecology improvement. After the completion of the restructuring, key business performance indicators of both companies are to be in line with effectiveness requirements of the EU.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), the Group accrued $12,179 and $8,898 of other tax claims that management believes are probable, as of December 31, 2011 and 2010, respectively. In addition, income tax accrual was made under ASC 740 (refer to Note 19).

As of December 31, 2011, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

Possible liabilities, which were identified by management as those that can be subject to different interpretations of the tax law and regulations and largely related to mineral extraction tax are not accrued in the consolidated financial statements. The amount of such liabilities was insignificant.

(e)	Litigation, claims and assessments

The Group is subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations including environmental remediation, employment and contract disputes and other claims and actions arising out of the normal course of business. In the cases related to the U.S. subsidiaries, insurance or other indemnification protection is generally available to the Group from the previous owners, which should offset the financial impact

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

on the Group, if any. Therefore, management’s current estimates related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of the Group. If the Group is unable to recover the losses from the previous owners, it is reasonably possible that the ultimate liabilities with respect to these lawsuits and claims may be material to the financial position, results of operations or cash flows of the Group.

In 2008, Pinnacle Mining Company (“Pinnacle”) filed a suit against the Group’s US subsidiary and a third party engineering firm in the U.S. District Court for the Southern District of Beckley, West Virginia. Pinnacle asserts claims against defendants for negligence, strict liability, violation of the Federal Surface Mining Control and Reclamation Act, and injunctive relief. The case arises from mining activity by the Group’s subsidiary in the “safety zone” of a coal slurry impoundment maintained by Pinnacle. The parties filed a joint motion to stay, and the court granted the stay, which has allowed additional time for the regulatory agencies involved to determine what steps are necessary for remediation. A plan has been submitted by the defendants and was approved by the West Virginia Department of Environmental Protection (“WVDEP”). The Group completed an installation of pumps to dewater the mine in accordance with the plan. At present, the Group has an unresolved issue regarding Pinnacle’s access to the underground part of the mine. The Group is defending the matter and anticipates settlement of this matter between $500 and $1,000.

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

In March 2009, Dean Frederick, a non-controlling Group’s shareholder, filed a court suit in the Southern district court of New York, USA, claiming that the Group had not disclosed significant facts of the Group’s financial position, business activities among the Group’s subsidiaries and improper conduct of business through the use of transfer pricing on sales of coal and tax evasion. Claims were based on the Federal Antimonopoly Service (“FAS”) decision and press publications around it. The amount of claims and evidences of the Group’s alleged wrong-doing were not stated in the suit. During 2010, the court heard evidence of both parties and accepted the motion from the Group. In August 2011, the district court granted the Group’s motion to dismiss the amended complaint and agreed with the Group that the plaintiffs had not pled and could not plead any motive on the part of the individual defendants to have misled investors. The court did not allow the plaintiffs to amend their complaint.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In September 2011, the plaintiffs filed a notice of their intent to appeal the district court’s decision to the U.S. Court of Appeals for the second circuit. In March 2012, U.S. Court of Appeals heard oral arguments and, on April 11, 2012, it affirmed the lower court’s dismissal of all of the claims of the plaintiffs. The plaintiffs may still appeal the decision to the U.S. Supreme Court. Management cannot predict the outcome of the suit but expects to be able to defend its position in the court.

In April 2011, Glencore International AG filed a claim against Mechel Carbon AG with the Zurich Chamber of Commerce for a failure to fulfill its obligations under the coal supply contract. The amount of claim is $5,363 plus 5% p.a. and the Group expects to reach a successful resolution of this matter.

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

25.	SUBSEQUENT EVENTS

(a)	Placement of bonds

On February 14, 2012, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($167,295 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 10.25% p.a. The interest rate for the second to the fourth coupon periods is set as equal to that of the first period. The interest rate for the fifth to sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting February 7, 2014. The obligatory redemption date is February 10, 2015.

On April 10, 2012, Mechel OAO issued 15,000,000 ruble-denominated bonds in an aggregate principal amount of 15 billion Russian rubles ($506,145 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

upon the issuance based on the bids of buyers and amounted to 11.25% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The obligatory redemption date is April 7, 2015.

(b)	VTB credit facility

As disclosed in Note 13, in April 2012, the subsidiaries of the Group and VTB Bank signed amendments to the credit facilities for the total amount of 13.6 billion Russian rubles ($461,469 as of the date of the amendments), extending the maturities by three years. The repayment should be made in four equal payments starting from July 2014 through April 2015. In 2012, the interest rate was agreed as MosPrime plus 4.5% p.a.

(c)	New borrowings

Subsequent to December 31, 2011, the most significant new borrowings entered by the Group were as follows:

In January 2012, Mechel Trading AG obtained a loan in the amount of $150,000 from Alfa-bank repayable in October 2016 bearing interest at 7% p.a.

In April 2012, Yakutugol and SKCC obtained a credit line facility in the total amount of $500,000 from Gazprombank repayable in April 2017 bearing interest at 7.5% p.a. The borrowers’ obligations under the credit line agreement are guaranteed by Mechel Mining and secured by 25% plus 1 of KMP shares.

(d)	Subsoil licenses

In the course of inspections conducted in November 2011, the Federal Service for the Supervision of the Use of Natural Resources (the “Rosprirodnadzor”) discovered certain violations of the terms of several subsoil licenses held by SKCC. The Federal Agency for Subsoil Use has requested that the Group rectify these violations, and, in May 2012, the Group presented its report on measures that the Group had implemented. This report was accepted by the Commission for Termination of Subsoil Licenses of the Federal Agency for Subsoil Use (“Commission for Termination of Subsoil Licenses”).

During inspections conducted through March and April 2012, Rosprirodnadzor identified certain violations of the terms of several subsoil licenses held by Yakutugol, and the Federal Agency for Subsoil Use requested that the Group rectify these violations. The Group expects to receive the detailed notification regarding required measures and deadlines in the near future and will use all possible efforts to comply with these requirements. Failure to comply with the notification of the Federal Agency for Subsoil Use may lead to early termination of Yakutugol’s licenses for the Moshchny as well as the Piatimetrovy and Promezhutochny II seams license areas of Neryungrinsky Open Pit.