Form 20-F/A
period 2011-12-31
Mechel OAO
filed 2012-05-30
CIK 1302362

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission on May 10, 2012 (“2011 Form 20-F”), is being filed solely for the purposes of relying on the temporary hardship exemption provided by Rule 201 of Regulation S-T. The statement on reliance of Section 232.201(c) of Regulation S-T temporary hardship exemption has been included as Exhibit 101.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Exhibits

101	Statement on reliance of Section 232.201(c) of Regulation S-T temporary hardship exemption

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

MECHEL OAO

By:	/s/ EVGENY V. MIKHEL
Name: Evgeny V. Mikhel
Title: Chief Executive Officer

Date: May 30, 2012