Form 20-F/A
period 2011-12-31
Mechel OAO
filed 2012-06-07
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 2)

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

138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 25,209,577 shares are in the form of preferred ADSs as of March 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer  ☒                  Accelerated filer  ☐                  Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

(1)	Listed, not for trading or quotation purposes, but only in connection with the registration of common ADSs pursuant to the requirements of the Securities and Exchange Commission.
(2)	Listed, not for trading or quotation purposes, but only in connection with the registration of preferred ADSs pursuant to the requirements of the Securities and Exchange Commission.

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission on May 10, 2012 (“2011 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Exhibit 101 is filed in accordance with the temporary hardship exemption provided by Rule 201 of Regulation S-T, which extended the date by which the Interactive Data File is required to be submitted by six business days.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Exhibits

101	The following financial information from the Annual Report of Mechel OAO on Form 20-F for the year ended December 31, 2011, filed with the SEC on May 10, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2010 (ii) Consolidated Statements of Income and Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009, and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

MECHEL OAO

By:	/s/ EVGENY V. MIKHEL
Name: Evgeny V. Mikhel
Title: Chief Executive Officer

Date: June 07, 2012

4