Form 20-F
period 2012-12-31
Mechel OAO
filed 2013-04-16
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

416,270,745 common shares, of which 84,625,107 shares are in the form of common ADSs as of March 31, 2013

138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 25,177,757 shares are in the form of preferred ADSs as of March 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

The following table sets forth by segment the official names and location of some of our subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location
Mining Segment
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company OAO	Russia, Kemerovo region
Tomusinsky Open Pit	Tomusinsky Open Pit Mine OAO	Russia, Kemerovo region
Korshunov Mining Plant	Korshunov Mining Plant OAO	Russia, Irkutsk region
Port Posiet	Port Posiet OAO	Russia, Primorsk Krai
Yakutugol	Yakutugol Holding Company OAO	Russia, Sakha Republic
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar Krai
Bluestone or Bluestone companies	Bluestone Industries, Inc., Dynamic Energy, Inc., JCJ Coal Group, LLC, and other subsidiaries carrying out the Bluestone business	United States, West Virginia
Mechel Mining	Mechel Mining OAO	Russia, Moscow
Mechel Mining Management	Mechel Mining Management Company OOO	Russia, Moscow
Mechel Engineering	Mechel Engineering OOO	Russia, Novosibirsk
Moscow Coke and Gas Plant(1)	Moscow Coke and Gas Plant OAO	Russia, Moscow region
Mechel Coke(1)	Mechel Coke OOO	Russia, Chelyabinsk region
Steel Segment
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant OAO	Russia, Chelyabinsk region
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant ZAO	Russia, Republic of Karelia
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant OAO	Russia, Republic of Bashkortostan
Donetsk Electrometallurgical Plant	Donetsk Electrometallurgical Plant PJSC	Ukraine, Donetsk region
Urals Stampings Plant	Urals Stampings Plant OAO	Russia, Chelyabinsk region
Mechel Nemunas	Mechel Nemunas UAB	Lithuania
Izhstal	Izhstal OAO	Russia, Republic of Udmurtia
Port Kambarka	Port Kambarka OAO	Russia, Republic of Udmurtia
Mechel-Steel Management	Mechel-Steel Management OOO	Russia, Moscow
Mechel Targoviste(2)	Mechel Targoviste S.A.	Romania
Mechel Campia Turzii(2)	Mechel Campia Turzii S.A.	Romania
Ductil Steel(2)	Ductil Steel S.A.	Romania
Laminorul Plant(2)	Laminorul S.A.	Romania
Ferroalloys Segment
Southern Urals Nickel Plant	Southern Urals Nickel Plant OAO	Russia, Orenburg region
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region
Oriel Resources	Oriel Resources Limited	United Kingdom
Tikhvin Ferroalloy Plant	Tikhvin Ferroalloy Plant OOO	Russia, Leningrad region
Mechel Ferroalloys Management	Mechel Ferroalloys Management OOO	Russia, Moscow
Power Segment
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant OAO	Russia, Kemerovo region
Kuzbass Power Sales Company	Kuzbass Power Sales Company OAO	Russia, Kemerovo region
Mechel Energo	Mechel Energo OOO	Russia, Moscow
Toplofikatsia Rousse(3)	Toplofikatsia Rousse EAD	Bulgaria
Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Carbon Singapore	Mechel Carbon Singapore Pte. Ltd	Singapore
Mechel Trading	Mechel Trading AG	Switzerland, Baar
Mechel Trading House	Mechel Trading House OOO	Russia, Moscow
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel Service	Mechel Service OOO	Russia, Moscow
HBL Holding	HBL Holding GmbH	Germany

Name as Used in This Document	Official Name	Location
Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow
Mecheltrans Management	Mecheltrans Management OOO	Russia, Moscow

(1)	Moscow Coke and Gas Plant and Mechel Coke were transferred to our mining segment in the second quarter of 2010. In prior periods, they were included in our steel segment. The data for prior periods included herein was restated accordingly to account for these facilities in the mining segment.
(2)	We disposed Mechel Targoviste, Mechel Campia Turzii, Ductil Steel and Laminorul Plant to a third party in February 2013.
(3)	We signed an agreement to sell Toplofikatsia Rousse and expect the transaction to close in May 2013. The entity is presented as “discontinued operations” in our consolidated financial statements.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2012, 2011, 2010, 2009 and 2008, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. See note 1(a) to the consolidated financial statements. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars, except per share data)
Consolidated statements of operations and comprehensive income data:
Revenue, net	11,274,933	12,541,145	9,746,646	5,754,146	9,950,705
Cost of goods sold	(8,024,210)	(8,236,807)	(6,179,612)	(3,987,386)	(5,295,407)

Gross profit	3,250,723	4,304,338	3,567,034	1,766,760	4,655,298
Selling, distribution and operating expenses	(4,148,598)	(2,464,234)	(2,034,822)	(1,521,116)	(2,099,029)

Operating (loss) income	(897,875)	1,840,104	1,532,212	245,644	2,556,269
Other income and (expense), net	(479,426)	(667,537)	(563,008)	(150,420)	(1,208,001)
(Loss) income from continuing operations, before income tax	(1,377,301)	1,172,567	969,204	95,224	1,348,268
Income tax expense	(179,155)	(360,750)	(276,630)	(18,893)	(118,887)
(Loss) income from continuing operations	(1,556,456)	811,817	692,574	76,331	1,229,381
Loss from discontinued operations, net of income tax	(108,429)	(8,370)	(600)	—	—
Net (loss) income	(1,664,885)	803,447	691,974	76,331	1,229,381
Less: Net loss (income) attributable to non-controlling interests	317	(75,562)	(34,761)	(2,590)	(88,837)

Net (loss) income attributable to shareholders of Mechel OAO	(1,664,568)	727,885	657,213	73,741	1,140,544

Less: Dividends on preferred shares	(79,056)	(78,281)	(8,780)	(134,498)	—
Net (loss) income attributable to common shareholders of Mechel OAO	(1,743,623)	649,604	648,433	(60,757)	1,140,544

Net (loss) income	(1,664,885)	803,447	691,974	76,331	1,229,381

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars, except per share data)
Currency translation adjustment	70,893	(170,794)	(26,218)	(325,353)	(289,633)
Change in pension benefit obligation	(17,778)	(7,160)	(9,466)	(10,155)	87,659
Adjustment of available-for-sale securities	(300)	(2,245)	4,838	(5,178)	(6,571)
Additional minimum pension liability	—	—	—	—	—

Comprehensive (loss) income	(1,612,070)	623,248	661,128	(264,355)	1,020,836

Less comprehensive (income) loss attributable to non-controlling interests	(22,851)	(50,527)	(32,498)	6,759	(26,822)

Comprehensive (loss) income attributable to shareholders of Mechel OAO	(1,634,921)	572,721	628,630	(257,596)	994,014

(Loss) earnings per share from continuing operations	(3.93)	1.58	1.56	(0.15)	2.74
Loss per share effect from discontinued operations	(0.26)	(0.02)	(0.00)	—	—
Net (loss) income per share	(4.19)	1.56	1.56	(0.15)	2.74

Cash dividends per common share	0.24	0.31	0.03	0.18	1.12

Cash dividends per preferred share	0.95	0.94	0.11	1.62	0.00

Weighted average number shares outstanding	416,270,745	416,270,745	416,270,745	416,270,745	416,270,745
Mining segment statements of operations and comprehensive income data(1):
Revenue, net	4,015,054	5,192,028	3,856,165	2,111,990	4,566,354
Cost of goods sold	(2,130,958)	(2,324,190)	(1,764,522)	(1,294,091)	(1,729,099)

Gross profit	1,884,096	2,867,838	2,091,643	817,899	2,837,255
Selling, distribution and operating expenses	(1,239,818)	(1,176,454)	(905,751)	(612,730)	(1,010,081)

Operating income	644,278	1,691,384	1,185,892	205,169	1,827,174

Steel segment statements of operations and comprehensive income data(1):
Revenue, net	7,071,321	7,464,833	5,833,677	3,302,302	5,360,252
Cost of goods sold	(6,026,304)	(6,341,260)	(4,729,914)	(2,666,543)	(3,871,599)

Gross profit	1,045,017	1,123,573	1,103,763	635,759	1,488,653
Selling, distribution and operating expenses	(2,409,574)	(931,824)	(806,207)	(654,256)	(742,139)

Operating (loss) income	(1,364,557)	191,749	297,556	(18,497)	746,514

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars, except per share data)
Ferroalloys segment statements of operations and comprehensive income data(1):
Revenue, net	504,133	674,445	629,052	430,809	584,631
Cost of goods sold	(539,454)	(643,624)	(535,511)	(393,833)	(573,007)

Gross profit	(35,321)	30,821	93,541	36,976	11,624
Selling, distribution and operating expenses	(224,575)	(75,733)	(70,583)	(64,562)	(62,200)

Operating (loss) income	(259,896)	(44,912)	22,958	(27,586)	(50,576)

Power segment statements of operations and comprehensive income data(1):
Revenue, net	1,241,112	1,244,482	1,058,324	872,783	1,028,110
Cost of goods sold	(931,761)	(932,060)	(759,314)	(642,512)	(714,094)

Gross profit	309,351	312,422	299,010	230,271	314,016
Selling, distribution and operating expenses	(274,631)	(280,223)	(252,282)	(189,569)	(284,610)

Operating income	34,720	32,199	46,728	40,702	29,406

Consolidated balance sheet data (at period end):
Total assets	17,695,303	19,309,799	15,778,164	13,183,311	12,009,634
Equity attributable to shareholders of Mechel OAO	3,177,381	4,993,989	4,631,061	4,037,957	4,015,823
Equity attributable to non-controlling interests	362,276	371,337	319,950	292,732	305,838
Long-term debt, net of current portion	7,929,489	6,732,029	5,240,620	4,074,458	219,816
Consolidated cash flows data:
Net cash provided by (used in) operating activities	1,311,328	882,538	(147,704)	561,669	2,229,941
Net cash used in investing activities	(839,137)	(2,618,232)	(1,120,406)	(709,931)	(3,249,737)
Net cash (used in) provided by financing activities	(792,006)	2,079,034	1,210,126	375,434	1,247,623
Non-U.S. GAAP measures(2):
Consolidated Adjusted EBITDA	1,332,056	2,396,673	2,015,849	686,641	3,017,103
Mining Segment Adjusted EBITDA	998,285	2,023,827	1,467,965	451,952	2,129,313
Steel Segment Adjusted EBITDA	290,152	318,875	414,010	100,170	877,427
Ferroalloys Segment Adjusted EBITDA	(48,559)	45,879	94,432	34,940	(33,287)
Power Segment Adjusted EBITDA	44,598	40,107	60,366	53,721	55,854

(1)	Segment revenues and cost of goods sold include intersegment sales.
(2)	Adjusted EBITDA represents net income before depreciation, depletion and amortization, foreign exchange gain/(loss), gain/(loss) from remeasurement of contingent liabilities at fair value, interest expense, interest income, net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties, net (loss) income from discontinued operations, net of income taxes, amount attributable to non-controlling interests and income taxes.

Reconciliation of Adjusted EBITDA to net income is as follows for the periods indicated:

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars)
Consolidated Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(1,664,567)	727,885	657,212	73,741	1,140,544
Add:
Depreciation, depletion and amortization	586,218	556,356	474,061	406,675	463,297
Foreign exchange (gain) loss	(88,711)	117,077	14,543	174,336	877,428
Loss (gain) from remeasurement of contingent liabilities at fair value	1,906	1,760	1,630	(494,238)	—
Interest expense	669,353	560,548	558,284	498,986	324,083
Interest income	(70,508)	(16,786)	(17,167)	(21,445)	(11,614)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	1,611,099	5,151	14,860	27,103	15,641
Net (loss) income from discontinued operations, net of income taxes	108,429	8,370	600	—	—
Amount attributable to non-controlling interests	(318)	75,562	34,761	2,590	88,837
Income taxes	179,155	360,750	276,631	18,893	118,887

Consolidated Adjusted EBITDA	1,332,056	2,396,673	2,015,416	686,641	3,017,103

Mining Segment Adjusted EBITDA reconciliation:
Net income attributable to shareholders of Mechel OAO	360,770	1,069,892	756,687	598,156	1,186,087
Add:
Depreciation, depletion and amortization	317,005	328,521	281,392	231,585	286,626
Foreign exchange (gain) loss	(65,795)	60,718	(9,354)	(65,954)	148,652
Loss (gain) from remeasurement of contingent liabilities at fair value	1,906	1,760	1,630	(494,238)
Interest expense	280,787	310,318	333,684	265,865	127,433
Interest income	(101,495)	(138,960)	(133,275)	(106,813)	(26,138)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	5,636	8,609	8,264	7,126	10,448
Net (loss) income from discontinued operations, net of income taxes	—	—	—	—	—
Amount attributable to non-controlling interests	45,976	80,050	43,130	13,538	65,833
Income taxes	153,495	302,919	185,807	2,687	330,372

Mining Segment Adjusted EBITDA	998,285	2,023,827	1,467,965	451,952	2,129,313

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars)
Steel Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(1,677,326)	(232,606)	90,847	(262,145)	246,588
Add:
Depreciation, depletion and amortization	169,582	125,987	110,910	110,292	131,142
Foreign exchange (gain) loss	(46,071)	80,739	7,141	77,629	330,173
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	383,184	318,956	228,143	221,033	174,175
Interest income	(21,927)	(13,377)	(34,736)	(43,864)	(72,792)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	1,482,809	271	2,803	3,018	3,814
Net (loss) income from discontinued operations, net of income taxes	—	—	—	—	—
Amount attributable to non-controlling interests	(25,350)	(9,708)	(12,483)	(14,205)	17,980
Income taxes	25,251	48,613	20,953	8,412	46,347

Steel Segment Adjusted EBITDA	290,152	318,875	413,578	100,170	877,427

Ferroalloys Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(292,070)	(71,579)	(186,256)	(309,922)	(283,294)
Add:
Depreciation, depletion and amortization	88,969	89,986	67,303	48,727	22,738
Foreign exchange loss (gain)	23,153	(24,211)	16,784	162,735	398,768
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	34,018	51,569	133,242	123,589	92,610
Interest income	(59)	(2,117)	(5,351)	(10,041)	(14,404)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	124,107	1,174	4,723	17,165	142
Net (loss) income from discontinued operations, net of income taxes	—	—	—	—	—
Amount attributable to non-controlling interests	(23,828)	(690)	(630)	451	2,341
Income taxes	(2,849)	1,747	64,617	2,236	(252,188)

Ferroalloys Segment Adjusted EBITDA	(48,559)	45,879	94,432	34,940	(33,287)

Power Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(103,521)	(5,808)	16,858	1,793	3,037
Add:
Depreciation, depletion and amortization	10,662	11,860	14,456	16,071	22,791
Foreign exchange loss (gain)	1	(169)	(28)	(74)	165
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	24,374	17,581	19,549	27,828	31,585
Interest income	(38)	(205)	(138)	(56)	—
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	(1,452)	(4,903)	(930)	(205)	1,237

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars)
Net (loss) income from discontinued operations, net of income taxes	108,429	8,370	600	—	—
Amount attributable to non-controlling interests	2,885	5,910	4,745	2,806	2,683
Income taxes	3,258	7,471	5,254	5,558	(5,644)

Power Segment Adjusted EBITDA	44,598	40,107	60,366	53,721	55,854

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

•	Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses and gains and losses from remeasurement of contingent liabilities at fair value, which may recur.

•	Adjusted EBITDA does not reflect the impact of gain/(loss) from remeasurement of contingent liabilities at fair value on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of long-lived assets and goodwill and provision for the balances due from related parties, which may recur.

•	Adjusted EBITDA does not reflect the impact of net (loss) income from discontinued operations.

•	Adjusted EBITDA does not reflect the impact of amounts attributable to non-controlling interests on our operating performance.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using Adjusted EBITDA only supplementally. See our consolidated statements of operations and comprehensive income and consolidated statements of cash flows included elsewhere in this document.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the official exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation (the “CBR”).

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. Dollar
Year Ended December 31,	High	Low	Average(1)	Period End
2012	34.04	28.95	31.09	30.37
2011	32.68	27.26	29.39	32.20
2010	31.78	28.93	30.37	30.48
2009	36.43	28.67	31.72	30.24
2008	29.38	23.13	24.86	29.38

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low
March 2013	31.08	30.51
February 2013	30.62	29.93
January 2013	30.42	30.03
December 2012	30.99	30.37
November 2012	31.73	30.94
October 2012	31.53	30.72

The exchange rate between the ruble and the U.S. dollar on April 16, 2013 was 31.31 rubles per one U.S. dollar.

No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all.

Recent Developments

Disposal of Romanian steel assets

In February 2013, we sold our steel assets in Romania to Invest Nikarom S.R.L., a privately held Romanian group. The aggregate consideration was 230 Romanian lei in cash (approximately $100 as of the closing date of the transaction). The disposed assets consisted of 100% of shares of Ductil Steel, 86.6% of shares of Mechel Targoviste, 86.6% of shares of Mechel Campia Turzii, 100% of shares of Mechel East Europe Metallurgical Division S.R.L. and 100% of shares of Donau Commodities S.R.L. together with its subsidiary Laminorul Plant where it held 90.9% of shares. The disposal was in accordance with our revised strategy aimed at focusing on our key production lines and disposal of non-core businesses. See note 26(b) to the consolidated financial statements.

Disposal of Toplofikatsia Rousse

In December 2012, we signed an agreement to sell 100% of shares of Toplofikatsia Rousse, a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. Toplofikatsia Rousse comprises thermal power plant Toplofikatsia Rousse Izstok and heat grids in Rousse. We had acquired a 49% stake in Toplofikatsia Rousse in December 2007 and further increased our stake up to 100% in December 2010. Subject to fulfillment of certain conditions by the buyer, we expect the transaction to close in May 2013. This business is presented as “discontinued operations” in our consolidated financial statements. See note 3(e) to the consolidated financial statements.

Acquisition of minority stake in Port Vanino

On December 7, 2012, our subsidiary Mecheltrans won an auction to acquire 74,195 common shares (73.33% of the total common shares or 55% of the total shares) of Vanino Sea Trade Port OAO (“Port Vanino”)

for the total consideration of 15.5 billion rubles (approximately $501.4 million as of the auction date). In January 2013, the shares were transferred to Mecheltrans. In January 2013, Mecheltrans further sold 72,780 of the acquired shares to Russian and foreign investors which are outside of our group.

In addition, in January 2013 Mecheltrans acquired 21,892 common shares (21.64% of the total common shares or 16.23% of the total shares) and 16,039 preferred shares (47.56% of the total preferred shares or 11.89% of the total shares) of Port Vanino from a minority shareholder. The aggregate consideration for the preferred shares was 275 million rubles (approximately $9.2 million) and was fully paid. The maximum aggregate consideration for the common shares is 4.77 billion rubles (approximately $158.8 million) which is to be paid by October 2013.

One of the foreign investors has granted Mecheltrans an option to sell and to require the investor to buy 22,707 common shares and 16,039 preferred shares for the maximum aggregate price of $174.6 million. The option can be exercised by October 2013.

Mecheltrans presently owns 23,307 common shares (23.04% of the total common shares or 17.28% of the total shares) and 16,039 preferred shares (47.56% of the total preferred shares or 11.89% of the total shares) of Port Vanino.

Port Vanino is the largest seaport in Khabarovsk Krai, located in the Tatar Strait. Its infrastructure comprises sixteen berths, open and closed storehouses, cranes, cargo handling equipment and other port facilities.

Receipt of waivers and covenant amendments under existing loan agreements

Primarily as a result of the decline in market prices for our products throughout 2012, as of December 31, 2012, we were not in compliance with a number of financial covenants in various loan agreements. In April 2013, we received consents and covenant amendments relating to certain breaches under our loan agreements. In conjunction with the covenant amendment process, additional restrictions were imposed on our ability to make capital expenditures. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants”, “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have not been in compliance with the financial covenants in certain of our credit facilities.”

New borrowings

In April, 2013, we entered into a 40.0 billion ruble (approximately $1.3 billion) credit facility agreement with VTB Bank for a period of five years. The agreement provides for a 15-month grace period and repayment in equal installments on a quarterly basis.

In April 2013, each of our subsidiaries Beloretsk Metallurgical Plant and Urals Stampings Plant entered into a revolving credit facility agreement with Gazprombank. The aggregate loan amount is 3.3 billion rubles (approximately $106.9 million). The term of the facilities is three years with the term of each tranche of up to 24 months. The facilities provide for a bullet repayment.

In March and April 2013, our subsidiary Mecheltrans entered into two non-revolving credit facility agreements with Moscow Credit Bank with an aggregate loan amount of $88 million for a period of one year each. The agreements provide for a bullet repayment.

See note 26(c) to the consolidated financial statements.

Redemption of Russian bonds series BO-02

On March 12, 2013, we redeemed Russian non-convertible interest-bearing exchange bonds series BO-02 of aggregate principal amount of 5.0 billion rubles, which were issued in March 2010. As of December 31, 2012, the outstanding balance was $164.6 million. In our consolidated financial statements, it is classified as long-term debt since the obligations under these bonds were refinanced using proceeds from the long-term facility received from VTB Bank in April 2013. See note 26(c) to the consolidated financial statements.

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

In recent years we have from time to time been in breach of covenants in various loan agreements, but we have received waivers, consents and covenant amendments from the relevant lenders for such breaches. As of December 31, 2012, we were not in compliance with certain covenants in most of our credit facilities and loans entered into with several different lenders, including certain financial ratios, such as the net borrowings to EBITDA ratio. We obtained waivers from our lenders for such non-compliance and amended certain of our financial covenants for the period from June 2013 to June 2017. We have restrictions on our ability to pay dividends, incur additional indebtedness and make capital expenditures, as well as expand through further acquisitions and use proceeds from certain disposals. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

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

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our working capital needs and investment program in recent years. A substantial portion of our bank loans are from Russian banks, including state-controlled banks such as Gazprombank, Sberbank and VTB Bank. See “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.” As of December 31, 2012, our consolidated total debt, including capital lease obligations, was $9,870.1 million, with a short-term portion of $1,592.8 million. Our interest expense for the year ended December 31, 2012 was $669.4 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain key subsidiaries, including 55%+1 share of Yakutugol, 55%+1 share of Southern Kuzbass Coal Company, 20% of Chelyabinsk Metallurgical Plant, 25%+1 share of Beloretsk Metallurgical Plant and 25%+1 share of Korshunov Mining Plant as of December 31, 2012. In January 2013, the number of pledged shares of Yakutugol and Southern Kuzbass Coal Company was reduced to 50%+2 shares of Yakutugol and 50%+2 shares of Southern Kuzbass Coal Company. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to lenders. As of December 31, 2012, the carrying value of property, plant and equipment, inventory, cash and accounts receivable pledged under our loan agreements amounted to $1,339.6 million. See note 13(g) to the consolidated financial statements.

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

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent $0.9 billion during 2012 on our capital expenditures (including $164.5 million in maintenance capital expenditures). In view of our conservative outlook with respect to the financial and commodity markets’ development for 2013, we have reduced our planned capital expenditures for 2013 by approximately 56% as compared to 2012. In reducing our capital expenditures, we have focused only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to $0.4 billion in 2013 (including up to $119.9 million in maintenance capital expenditures). These planned capital expenditures cover investments in Yakutugol, including those required to be made pursuant to the terms of the subsoil license for the Elga coal deposit. We plan to spend up to $1.6 billion for the three-year period of 2013-2015 on capital investments (including up to $594.9 million in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”

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

As a result of the economic downturn and a sharp decline in demand and prices for our products starting from August 2008 and continuing into the first half of 2009, as well as due to a substantial increase in our total indebtedness in 2007 and early 2008 which was incurred mostly for the acquisition of Yakutugol in 2007 and Oriel Resources in 2008, we experienced a liquidity shortage in late 2008 and early 2009. Since we had significant debt that we did not have the ability to repay without refinancing or restructuring, and our ability to do so was dependent upon cooperation from our lenders, there was substantial doubt as to our ability to continue as a going concern as of June 1, 2009. From late 2008 through 2009, we obtained significant loans from Russian state-owned banks, restructured and refinanced our credit facilities used to finance the acquisitions of Oriel Resources and Yakutugol and issued Russian ruble bonds. During the period of 2010-2012, we further refinanced our credit facilities with syndicated pre-export credit facilities, obtained loans from Russian state-controlled banks and issued Russian ruble bonds. Our indebtedness increased during 2010 and 2011 due to financing of the substantial investment program of our subsidiaries (including the construction of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant, the construction of the Elga rail line and development of the Elga coal deposit at Yakutugol) and financing of the increased level of inventories, primarily, due to expansion of Mechel Service Global’s business. As of December 31, 2012, our total indebtedness was $9,390.2 million, a decrease of $6.7 million from December 31, 2011. Short-term portion of our total indebtedness was $1,460.8 million as of December 31, 2012 as compared to $2,651.4 million as of December 31, 2011. Working capital decreased to $421.1 million as of December 31, 2012 as compared to $1,333.4 million as of December 31, 2011. We expect operating cash flows, additional borrowings and proceeds from the divestment of non-strategic assets to provide source of funds in 2013 for debt servicing and refinancing and capital expenditures. Our ability to incur additional debt, however, is limited by our restrictive covenants. We have also engaged in the refinancing of our debt portfolio with longer term debt and reducing the capital expenditure program. See “— We have a substantial amount of outstanding indebtedness” and “— We will require a significant amount of cash to fund our capital investment program.” These measures, if successful, should reduce the risk of facing a liquidity shortage in the medium term as well as allow us to reduce our indebtedness over time.

In August 2012, Moody’s Investors Service changed our corporate family rating to B2 from B1 and changed the outlook on the rating to stable. The rationale for rating downgrade was our high leverage, downward pressure on coking coal and iron ore prices and softening of the global demand. In March 2013, Moody’s Investors Service further revisited and downgraded our rating to B3 and changed the outlook to negative because of low coking coal prices as well as our impending breach of financial covenants in our loan agreements and uncertainties surrounding their renegotiation. We renegotiated our loan agreements in March through April 2013. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.” Any change of our rating may reduce our opportunities to raise necessary debt financing as well as negatively impact the terms of such financing.

Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodities and steel prices (whether due to the cyclical nature of the industry or otherwise) and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in us being unable to meet our obligations as they fall due. If such a situation were to occur, we may be required to further refinance our existing debt and/or to seek additional capital. There is no guarantee that we would be successful in refinancing our debt or in raising additional capital, or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of ADSs and shares. If significant economic slowdown were to continue, we could face a liquidity shortage and breach our restrictive covenants, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inflation could increase our costs and decrease operating margins.

In 2012, 2011 and 2010 the inflation rate in Russia was 6.6%, 6.1% and 8.8%, respectively, according to the Russian Federal State Statistics Service (“Rosstat”). As we tend to experience inflation-driven increases in certain of our ruble-denominated costs, including salaries, rents and fuel and energy costs, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise, assuming the ruble-to-dollar exchange rate remains constant. See “— Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.” In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products sufficiently to preserve operating margins. Accordingly, inflation in Russia could increase our costs and have the effect of decreasing operating margins.

Any material change in our commercial dealings with, non-repayment of a loan by, or loss of accounts receivable from or prepayments to, certain related parties could have a material adverse effect on our business, results of operations and financial condition.

From late 2009 to present, we have been working closely with certain Russian and foreign metallurgical plants and trading companies, which are disclosed as related parties in our U.S. GAAP financial statements (the “related metallurgical plants”). See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust.” We work on a commercial basis with these companies, supplying raw materials to them and purchasing their products pursuant to short-term supply and purchase contracts. Revenues from sales to these companies amounted to $751.2 million and $842.0 million in the years ended December 31, 2012 and 2011, respectively. Purchases from these companies amounted to $874.6 million and $1,557.2 million in the years ended December 31, 2012 and 2011, respectively. Revenues from re-sales of products purchased from these companies to third parties amounted to $1,260.8 million and $1,293.5 million in the years ended December 31, 2012 and

2011, respectively. Substantially all of the revenues from sales to, and revenues from re-sales of products purchased from, these companies were in the steel segment. In the years ended December 31, 2012 and 2011, these revenues represented 29.6% and 29.8%, respectively, of our group’s total steel segment revenues. As of December 31, 2012, trade accounts receivable and other accounts receivable from these companies totaled $253.1 million, with credit terms varying from 30 to 180 days. In addition, as of December 31, 2012, prepayments to these companies totaled $187.0 million. We also have a large additional trading exposure to the related metallurgical plants and Metallurg-Trust OOO (“Metallurg-Trust”), a trading company mostly involved in supplying raw materials and semi-finished products to the Russian related metallurgical plants and reselling products produced by these plants. This additional trading exposure amounted to $440.1 million as of December 31, 2012. We closely monitor our balances with these companies, including our trade accounts payable to them. As of December 31, 2012, we created allowances in the total amount of $176.4 million against the accounts receivable and prepayments from these companies. The allowance for doubtful accounts may be increased in the future based on revised estimates of the management.

In November 2011, the owners of the related metallurgical plants (“Estar Group”) entered into an agreement with us pursuant to which $944.5 million of debt, mostly consisting of accounts receivable owed to us by the Estar Group, was restructured into a loan agreement (the “Estar Loan Agreement”). The Estar Loan Agreement was secured by a pledge of shares in the major related metallurgical plants and/or their parent companies, as well as by suretyships from the related metallurgical plants and/or their parent companies. In September 2012, we extended the term of the loan for additional nine months until June 2013, reducing the amount of the loan to $876 million.

Following our strategy to expand our sales network and decrease the production costs for steel products, in September 2012 we acquired a 100% stake in Cognor Stahlhandel, a metallurgical trader, and in November 2012 we acquired a 100% stake in Lomprom Rostov, a scrap collecting and processing company. Both entities formed part of pledged assets under the Estar Loan Agreement. Upon the acquisitions, the loan under the Estar Loan Agreement was partially repaid and reduced to $731 million. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust” and note 9 to the consolidated financial statements.

As of December 31, 2012, we evaluated the recoverability of the balances due from the related metallurgical plants and the Estar Group based on the fair value of the pledged assets which we determined to be negligible. This resulted in a $896.4 million provision for amounts due from related parties recorded for the year ended December 31, 2012. The main reason for the deterioration in value was negative trends in macroeconomic conditions which adversely affected the performance of the related metallurgical plants.

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

In addition, Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our common American Depositary Shares (“common ADSs”) and our global depositary shares representing our common shares (“GDSs”), as well as our preferred

American Depositary Shares representing our preferred shares (“preferred ADSs”, the common ADSs and the preferred ADSs together referred to as “ADSs”) due to Russian securities regulations. We have received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Later we also received FFMS permission for a total of 41,627,074 preferred shares to be circulated through depositary receipt programs, representing 30% of the total number of issued preferred shares, which was the maximum amount allowed at that time. Over the last few years, this limit has been gradually reduced by the FFMS. Current regulations provide that no more than 25%, 15% or 5% of the total number of outstanding shares of a certain class may be placed or circulated outside the Russian Federation depending on the company’s listing status on a Russian stock exchange (“A”, “B” or “V” and “I”). Our common and preferred shares have a listing status “A-1” on Closed Joint Stock Company MICEX Stock Exchange (“MICEX”). It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of these lower limits will be allowed to remain in place. Our common ADSs and GDSs together currently account for approximately 35% of our common shares, and accordingly we believe we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limits are enforced Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers. In light of on-going reform of the Russian securities market (see — “Risks Relating to Our Shares and the Trading Market — Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary may be required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs”), the FFMS is considering allowing an issuer to have up to 100% of common or preferred shares to be circulated outside Russia. The draft order is currently under consideration, and we cannot predict when and in what format the new regulation will be adopted.

Any of the foregoing factors may limit our access to capital and harm our competitive position. If we cannot obtain adequate capital, we may not be able to fund our capital investment program and implement our business strategy.

Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.

A majority of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. Depreciation in real terms of the ruble against the U.S. dollar may result in a decrease in our costs relative to our revenues. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2012, the ruble depreciated in real terms against the U.S. dollar by 2.7% as compared with 2011, according to the CBR.

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

We may incur impairments to goodwill or other long-lived assets which could negatively affect our future profits.

At each reporting date, we review the carrying value of our long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations and value beyond proven and probable reserves), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

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

Goodwill is assessed for impairment by using the fair value based method. We determine fair value by utilizing discounted cash flows. Goodwill is tested for impairment in two steps. Under the first step we compare the fair value of the reporting unit with its carrying value. If the fair value is less than the carrying value, goodwill is impaired. Under the second step the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the implied fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). If goodwill and another asset (or asset group) of a reporting unit are tested for impairment at the same time, the other asset (or asset group) shall be tested for impairment before goodwill. If the asset group was impaired, the impairment loss would be recognized prior to goodwill being tested for impairment.

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

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill we performed during the year ended December 31, 2012, an impairment loss of $707.9 million was recognized. This amount includes both impairment of goodwill of $368.9 million and long-lived assets of $339.0 million recognized in steel and ferroalloys segments as shown in the tables below:

Company	Segment	Impairment Loss of Goodwill as for the Year Ended December 31, 2012
		(In millions of U.S. dollars)
Donetsk Electrometallurgical Plant	Steel	205.5
Ductil Steel	Steel	92.4
Cognor Stahlhandel	Steel	62.1
Southern Urals Nickel Plant	Ferroalloys	7.0
Mechel Nemunas	Steel	1.9

Total		368.9

Company	Segment	Impairment Loss of Long-lived Assets as for the Year Ended December 31, 2012
		(In millions of U.S. dollars)
Ductil Steel	Steel	115.2
Southern Urals Nickel Plant	Ferroalloys	94.3
Mechel Targoviste	Steel	48.8
Laminorul Plant	Steel	29.9
Kazakhstansky Nickel Mining Company	Ferroalloys	22.7
Mechel Campia Turzii	Steel	19.7
Mechel Nemunas	Steel	8.4

Total		339.0

The amount of goodwill on our balance sheet as of December 31, 2012 that is subject to impairment analysis in the future is $798.8 million or 4.5% of our total assets. This amount includes goodwill of Kuzbass Power Sales Company of $64.1 million the fair value of which was only 2.0% over its carrying value as of December 31, 2012. See note 23 to the consolidated financial statements.

We continue to monitor relevant circumstances, including consumer levels, general economic conditions and market prices for our products, and the potential impact that such circumstances might have on the valuation of our goodwill and long-lived assets. It is possible that changes in such circumstances, or in the numerous variables associated with our judgments, assumptions and estimates made in assessing the appropriate valuation of goodwill and recoverability other long-lived assets, could in the future require us to further reduce our goodwill and other long-lived assets and record related non-cash impairment charges. If we are required to record additional impairment charges, this could have a material adverse impact on our results of operations or financial position.

We had in the past a material weakness in our internal control over financial reporting, and we make no assurances that any material weaknesses will not be identified in the future.

In the past management identified a material weakness in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X that affected our financial statements for the year ended December 31, 2011. The material weakness is described in “Item 15. Controls and Procedures.” Due to the effect of this material weakness, our auditors opined that we did not maintain effective internal control over financial reporting as of December 31, 2011 under Section 404 of the Sarbanes-Oxley Act of 2002. Our auditors also opined that we did not maintain effective internal control over financial reporting as of each of December 31, 2007, 2008, 2009 and 2010 due to the effect of the material weaknesses identified as of those dates.

The material weakness that was previously disclosed as of December 31, 2011 was remediated as of December 31, 2012. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting” and “— Remediation Activities and Changes in Internal Control over Financial Reporting” for a description of the material weakness that was reported as a result of the company’s annual assessment as of December 31, 2011 and remediation of that material weakness. We implemented and executed our remediation plan, and as of December 31, 2012 our remediation plan activities were tested and the material weakness was considered remediated. However, we cannot assure you that no material weakness or significant deficiencies in our internal control over financial reporting will be identified in the future. If such weakness or deficiencies are identified, it could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the market price of our shares and ADSs.

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

Our steel segment sells steel products, including semi-finished products, carbon and special steel long products, carbon and stainless flat products, wire products, forgings and stampings and others. The steel industry is highly cyclical in nature because the industries in which steel customers operate are subject to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw materials costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

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

As a result of the 2008 global economic downturn the demand and prices for our products sharply declined. The recent worldwide slowdown has had, and the European sovereign debt crisis and the continuing uncertainty as to economic recovery may have, adverse consequences for our customers and our business.

Prices for our products, including coal, iron ore, metals and power, as well as the prices of coal, iron ore, ferroalloys, power and natural gas and other commodities and materials we purchase from third parties for the production of our products, fluctuate substantially over relatively short periods of time and expose us to commodity price risk. We do not use options, derivatives or swaps to manage commodity price risk. We use our vertically integrated business model and intersegment sales, as well as short-term and long-term purchase and sales contracts with third party suppliers and customers, to manage such risk. In addition, the length and pricing terms of our sales contracts on certain types of products are affected and regulated by orders issued by Russian antimonopoly authorities. In particular, pursuant to a directive issued to us by the Russian Federal Antimonopoly Service (“FAS”) in August 2008, we entered into long-term contracts for supply of certain grades of our coking coal with a formula of price calculation and with fixed volumes for the entire period of the contract. See “—Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” Terms of sales of other types of our products may also be affected by regulations of the authorities. We cannot assure you that our strategies and contracting practices will be successful in managing our pricing risk or that they will not result in liabilities. If our strategies to manage commodity price risk and the impact of business cycles and fluctuations in demand are not successful, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our competitiveness is based in part on our operations in Russia and other former Eastern Bloc countries having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with rail tariff increases of 9.4% in 2010, 8.0% in 2011 and 6.0% in 2012. See “— Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Successful implementation of our strategy to expand our special steel long products sales and coal sales depends on our ability to increase our export sales of these products.

While we expect continued growth of demand in the Russian market for special steel long products, our strategy to expand these sales substantially is dependent on our ability to increase our exports of these products to other countries. We face a number of obstacles to this strategy, including oversupply and low demand, trade barriers and sales and distribution challenges, as well as restrictions imposed by antimonopoly legislation and regulatory orders. See “Item 8. Financial Information — Litigation — Antimonopoly.”

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

In particular, the current annual capacity of the Baikal-Amur Mainline to which our Elga deposit is connected by our private rail line, is 16.5 million tonnes, which will need to expand substantially to meet our needs when Elga Open Pit reaches its full planned annual production capacity of 20.0 million tonnes of saleable coal by 2023. Russian Railways plans to double the capacity of the Baikal-Amur Mainline by 2020 as well as increase capacity of the Komsomolsk-on-Amur — Sovetskaya Gavan segment, which connects the Baikal-Amur Mainline to Port Vanino, to 35.9 million tonnes per annum. However, this increase may not be sufficient as third party users of rail lines may also substantially increase their cargo volumes on the Baikal-Amur Mainline. We cannot guarantee that these development projects by Russian Railways will proceed according to current plans. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire ports or separate terminals to ensure the export of their products.

Our ability to increase coking coal export volumes is also limited by requirements to first satisfy Russian domestic coal demand, pursuant to a FAS directive issued to us in August 2008. See “— Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” A failure to successfully manage the obstacles and tasks involved in the implementation of our export sales expansion strategy could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in our subsidiaries’ management and corporate governance might affect our integrated business model.

While we intend to continue to operate as an integrated business, if and when listing of shares takes place in respect of the subsidiary holding companies we have formed or intend to form to consolidate our mining and steel assets, changes to the management structure of such subsidiary holding companies and/or the assets consolidated within them may be made in preparation for listing. In such cases, the subsidiary’s directors and management would operate the business of such subsidiary, in accordance with applicable law, for the benefit of all shareholders, including minority shareholders, if any. In the past, we have considered to list some of our subsidiary holding companies and may do so in the future.

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

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves (coal, iron ore and limestone).” However, license extension is subject to the licensee being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts and that there will be no changes to this approach in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection in license extension or suspension or termination of our subsoil licenses, and to administrative and civil liability. The termination or suspension of certain of our subsoil licenses constitutes an event of default under certain of our credit facilities and loans, and is likely to result in a cross-default in other of our credit facilities and loans. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2013 through 2037. Our most significant subsoil licenses expire between 2013 and 2024. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In the course of inspections conducted in November 2011 and April and March 2012, the Russian Federal Service for the Supervision of Natural Resources (“Rosprirodnadzor”) discovered certain violations of the terms of subsoil licenses held by Southern Kuzbass Coal Company and Yakutugol. The Federal Agency for Subsoil Use requested that we rectify these violations, and in May and December 2012, we presented reports on measures we had implemented. Our reports were accepted by the Commission for Termination of Subsoil Licenses of the Federal Agency for Subsoil Use (the “Commission for Termination of Subsoil Licenses”) and the Commission for Termination of Subsoil Licenses is not currently considering the termination of subsoil licenses held by Southern Kuzbass Coal Company and Yakutugol. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses” and “Item 8. Financial Information — Litigation.”

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

In 2012, our Russian operations purchased approximately 6.0 billion kilowatt-hours (“kWh”) of electricity, representing 100% of their needs, at a total cost of $433.3 million, implying an average cost of 7.3 cents per kWh. The restructuring of the Russian power sector that began in 2001 is substantially complete and all government regulation of electricity prices in the wholesale power market, except for the sales to household consumers and similar type of consumers, expired in 2011. This could lead to higher electricity prices. According to information published by the Russian Federal Tariff Service (the “FTS”), the average increase in market prices and tariffs on the retail electricity market was 6.6% in 2012, and is expected to be in the range of 9% to 11% in 2013-2014. Further price increases for electricity may also occur in the future as the power generating companies created in the restructuring are financed by and controlled to a greater extent by the private sector.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Novatek OAO (“Novatek”), Russia’s largest independent producer of natural gas, and Gazprom OAO (“Gazprom”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian government. In 2012, we purchased 2,214.3 million cubic meters of gas at a total cost of $206.5 million. Russian domestic natural gas prices are significantly below Western European levels, which presently helps to provide us with a cost advantage over our competitors, an advantage which is expected to diminish as Russian domestic gas prices approach Western European levels. Starting from the second half of 2012, the FTS set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of $62.2 to $150.4 per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.

Following raw materials used in the production process and energy related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in Russia has been rising in recent years. According to Rosstat, after adjusting for inflation, the average wage in the Russian Federation has risen at the annual rate of 7.8%, 2.8% and 5.2% in 2012, 2011 and 2010, respectively. Moreover, labor costs in Russia are indexed to and adjusted for inflation. We believe our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

Higher costs of electricity, natural gas and labor could negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Recent and potential developments in the Russian rail transportation sector expose us to uncertainties regarding transportation costs of raw materials and steel products.

Railway transportation is our principal means of transporting raw materials and steel products to our facilities and to customers in Russia and abroad. The Russian rail system is controlled by Russian Railways, which is a state-sanctioned monopoly responsible for the management of all Russian railroads. The Russian government sets domestic rail freight prices and the terms of transportation, such as, including, terms related to the type of rolling stock to be used for transportation of certain types of cargo; estimated minimum tonnage for the purposes of determining the applicable tariff and others. These rail freight prices are subject to annual adjustment based on, among other factors, inflation and the funding requirements of Russian Railways’ capital investment program, which is in turn affected by the acute need to upgrade track infrastructure and passenger- and cargo-handling facilities. In addition, the establishment of the Russian Railways’ subsidiaries JSC Freight One and JSC Freight Two and the transfer of 90% of the rolling stock to them, as part of the reform of the Russian rail transportation sector, have led to a significant increase in the cost of use of freight cars. In October 2011, Russian Railways sold 75% minus two of the shares of JSC Freight One through a public auction to a private operator. In November 2012, JSC Freight Two was renamed to JSC Federal Freight.

The most significant railcar owners are JSC Freight One, OJSC Novaya Perevozochnaya Kompaniya, NefteTransService ZAO and JSC Federal Freight. Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third party railcar owners, mainly to transport coal products and iron ore concentrate. At present, only these third party railcar owners and Russian Railways possess a sufficiently extensive railcar fleet to service our present and future requirements. Mecheltrans works with third party railcar owners to arrange for transportation and forwarding of cargoes with their railcars. In 2012, our freight volume transported by JSC Freight One, OJSC Novaya Perevozochnaya Kompaniya, NefteTransService ZAO and JSC Federal Freight amounted to 9.6 million tonnes, for which we paid $130.6 million.

In 2012, railway tariffs were indexed once, which resulted in a 6.0% tariff increase. With effect from January 1, 2013, all railway tariffs have been increased by an additional 7.0%. If rail freight prices continue to increase, or if there is a disruption in the transportation of our materials and products due to a shortage of available working rolling stock, it could negatively impact our operating margin and could materially adversely affect our business, financial condition, results of operations and prospects.

We face certain trade restrictions in the export of certain of our steel and ferroalloy products to the E.U.

The E.U. has imposed antidumping duties on certain of our steel exports. In particular, an antidumping E.U. import duty in the amount of 50.7% was applicable to steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until October 2007. After a review procedure conducted by the E.U. in October 2007, this duty was reduced to 36.2% and imposed for a period of five years. The European Commission has recently initiated an expiry review of the antidumping measures applicable to imports of steel ropes and cables originating in Russia. We cannot predict the outcome of this review and whether the antidumping duty will be renewed.

Our ferroalloys business also faces export restrictions. In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. In February 2013, the European Commission initiated an expiry review of the antidumping measures applicable to imports of ferrosilicon. We cannot predict the outcome of this review and whether the antidumping duty will be renewed.

We may face new trade restrictions in the E.U. and other markets in the future. See “Item 4. Information on the Company — Steel Segment — Trade restrictions” and “Item 4. Information on the Company — Ferroalloys Segment — Trade restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, many of which have been reduced upon Russia’s WTO membership and may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5-15% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2012. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. Creation of this Customs Union, as well as other actions and decisions of Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

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

Upon Russia’s entry into the World Trade Organization (“WTO”), the import tariffs and duties of Russia were reduced or eliminated, depending on type of steel products. In particular, according to the WTO accession terms Russian import duties on most types of steel products have been reduced to 5%, causing increased competition in the Russian steel market from foreign producers and exporters.

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

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, on May 30, 2008, there was a cave-in at V.I. Lenina Underground (which led to suspension of operation for 17 calendar days) and on July 29, 2008 there was a methane flash (which led to suspension of operation for 67 calendar days). Both accidents involved multiple casualties, and the first accident resulted in five fatalities. In 2010 through 2012, there were also a number of occasions of self-heating and spontaneous ignition of coal as well as an increase of coal dust levels each of which resulted in the temporary suspension of mining operations at the longwalls of Sibirginskaya Underground, V.I. Lenina Underground and Olzherasskaya-Novaya Underground. There were no casualties involved in any of these occasions. We have been and are still implementing measures to cure the reasons of these occasions and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

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

Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the crane equipment and mining-and-transport equipment. For example, in December 2012 operations at our open pit mines in Russia were suspended for a period of 2 to 7 days due to abnormally low temperatures. Negative impact of such abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.

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

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the E.U. or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for non-compliance with environmental rules, and environmental concerns are increasingly being voiced at the local level. See note 25(b) to the consolidated financial statements.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2012, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $49.9 million for asset retirement obligations. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided. We estimated the total amount of capital investments to address environmental concerns at our various subsidiaries at $9.0 million as of December 31, 2012. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

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

The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Kyoto Protocol. In order to give the countries a certain degree of flexibility in meeting their emission reduction targets, the Kyoto Protocol developed mechanisms allowing participating countries to earn and trade emissions credits by way of implementing projects aimed at meeting the Kyoto Protocol targets. The E.U. has established greenhouse gas regulations and many other countries, including the United States, are in the process of doing so. The European Union Emissions Trading System (“EU ETS”), which came into effect on January 1, 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the E.U. Our operations in Lithuania are currently subject to the EU ETS, as are our E.U. based customers.

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

The Russian Federation ratified the Kyoto Protocol in 2005 and since October 2009 Russia has established a legal procedure for implementing trading mechanisms provided under the Kyoto Protocol. However, Russia, although subject to greenhouse gas emission limits for the period until December 31, 2012, has refused to sign up for the second period of limits and intends to withdraw from the Kyoto Protocol.

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

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. See “Item 4. Information on the Company — Regulatory Matters — Licensing of Operations in Russia.” Government authorities in countries where we operate exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations, and in monitoring licensees’ compliance with the terms thereof which may result in unexpected audits, criminal prosecutions, civil actions and expropriation of property. Authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year.

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

We are a vertically integrated group with operations organized into mining, steel, ferroalloys and power segments, which allows us to benefit from economies of scale, realize synergies, better satisfy the needs of our Russian and international customers, reduce our reliance on third party brokers by distributing and selling our products directly to end users, and compete effectively against other mining and steel producers. Our strategy is to become one of the largest mining companies globally with a strong integration into steel. We intend to enhance the profitability of our business by applying our integration strategy to a larger asset base and, towards that end, on an ongoing basis we need to identify suitable targets that would fit into our operations, acquire them on terms acceptable to us and successfully integrate them into our group. We often compete with Russian and international companies for acquisitions, including for subsoil licenses.

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

Our Chairman, Igor Zyuzin, directly and indirectly owns approximately 65.49% of our common shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. In addition, our controlling shareholder is likely to be able to take actions which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in the meeting. We have also engaged and will likely continue to engage in transactions with related parties, including our controlling shareholder, that may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions or transactions that may expose us to risks outside the ordinary course of business. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” Thus, our controlling shareholder can take actions that you may not view as beneficial, and as a result, the value of the shares and ADSs could be materially adversely affected.

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

As of March 31, 2013, seven of our companies were included by the FAS in its register of entities with a market share exceeding 35% in the relevant market or with a dominant position in a certain market, including:

•	Beloretsk Metallurgical Plant — as controlling more than 65% of the market for local telephony services in Beloretsk;

•	Izhstal — as controlling more than 35% but less than 65% of the market for graded high-speed steel and its substitute and more than 65% of the market for small shaped graded high-speed steel;

•

Vyartsilya Metal Products Plant — as controlling more than 65% of the market of railroad transportation of cargo for third parties and companies on the track section from Vyartsilya village to Vyartsilya station;

•	Kuzbass Power Sales Company — as controlling more than 50% of the electricity trading market in the Kemerovo region;

•

Mechel Energo — (i) as controlling more than 50% of the electricity trading market within the administrative boundaries of the Kemerovo region except for the area of operations of Metallenergofinance OOO and Oboronenergosbyt OAO and (ii) as controlling more than 50% of the market of steam and heat energy generation in Chelyabinsk within the territory of Mechel Energo’s heat grids;

•	Yakutugol — as controlling more than 65% of the coal market of the Sakha Republic (an administrative region of Russia in Eastern Siberia, also known as Yakutia); and

•

Moscow Coke and Gas Plant — as controlling more than 65% of the market for cargo transportation services on the company’s rail siding in the Lenin district of the Moscow region from the Obmennaya station to the Zavodskaya station.

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

In connection with the consolidation of our ferroalloy assets under our subsidiary Oriel Resources, in October 2008 the FAS issued a directive addressed to Oriel Resources, and in November 2008 the FAS issued an additional directive addressed to Mechel and Bratsk Ferroalloy Plant. The requirements under these directives are substantially similar to those described above in connection with the directives dated October 10, 2008, except: (1) that they relate to our production and sales of ferrosilicon; and that (2) the directive addressed to Mechel and Bratsk Ferroalloy Plant also requires them to satisfy ferrosilicon demand on the Russian market, where they hold a dominant position, subject to available production capacity, and to maintain production and equipment required for the ferrosilicon production and supply.

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

Under Russian law, companies and individuals, as well as affiliated entities operating within one wholesale market pricing zone, are prohibited from combining activities relating to electricity distribution and/or dispatching with electricity generation and/or sale, in particular, through simultaneously owning assets which are directly used for electricity distribution and/or dispatching and assets which are directly used for electricity generation and/or sale. Amendments to the law adopted in December 2011 introduced a new enforcement mechanism with respect to affiliated companies which do not comply with the law. The amendments allow the relevant governmental authorities to force the sale of first, electricity generation and/or sale assets and second, electricity distribution assets of such affiliated entities. See “Item. 4 Information on the Company — Regulatory Matters — Regulation of Russian Electricity Market.”

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

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly owned subsidiaries have previously had other shareholders. We and our subsidiaries have carried out, and continue to carry out, transactions among our companies and affiliates, as well as transactions with other parties which may be considered to be “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature and value of the transaction and the parties involved. The provisions of Russian law defining which transactions must be approved as interested party transactions are subject to different interpretations, and these transactions may not always have been properly approved, including by former shareholders. We cannot make any assurances that our and our subsidiaries’ applications of these rules will not be subject to challenge by shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve certain matters, including, for example, charter amendments, reorganizations, major transactions involving assets in excess of 50% of the assets of the company, acquisition by the company of outstanding shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

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

A substantial majority of our employees are represented by trade unions, and our operations depend on good labor relations.

As of December 31, 2012, approximately 60% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have signed the industry agreement for ore mining and smelting industry and have renegotiated most of related collective bargaining agreements. We have also signed the industry agreement for coal industry, and we are currently renegotiating related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

Approximately half of the Bluestone companies’ workforce is presently represented by the United Mine Workers of America (“UMWA”) labor union and is covered by the Bituminous Coal Wage Agreement of 2011 which expires at the end of 2016. Though we believe the Bluestone companies have a good relationship with the UMWA, there are no assurances that these relations will not deteriorate in the future. Our U.S. employees have the right at any time under the U.S. National Labor Relations Act to form or affiliate with a union and the current presidential administration in the United States has indicated that it will support legislation that may make it easier for employees to unionize. Any further unionization of employees could adversely affect the stability of our U.S. production and negatively impact the financial performance of our U.S. operations. In addition, due to the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations.

Bluestone companies have liabilities with respect to post-retirement benefits for our U.S. employees, which could be more burdensome if certain factors beyond our control are changed or corrected.

The Bluestone companies we acquired have long-term liabilities with respect to pension obligations and post-retirement welfare benefit plans. The Bluestone companies contribute to multi-employer defined benefit pension plans sponsored by the UMWA. In the event of our partial or complete withdrawal from any multi-employer plan which is underfunded, we would be liable for a proportionate share of such plan’s unfunded vested benefits. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan’s unfunded vested benefits. At June 30, 2012, the UMWA Pension Plan reported unfunded vested benefits to be $5.0 billion. Furthermore, in September 2011, the UMWA Funds reported to the United States Department of the Treasury, as required under the Pension Protection Act of 2006, that the UMWA pension plan is in “Seriously Endangered Status” for the plan year beginning July 1, 2011 due to funded percentage below 80%. When a pension plan is certified to be in seriously endangered status, federal law requires the plan to adopt a funding improvement plan aimed at restoring the financial health of the plan. The funding improvement plan may include increased contributions to the plan and/or modifications to certain future benefit accruals. Now, it is up to the Bituminous Coal Operators Association (“BCOA”) and the UMWA to negotiate such an improvement plan. As the signatory companies will be bound to whatever the BCOA and the UMWA negotiate as to an improvement plan, Bluestone’s signatory companies may see a required higher level of contributions in the future.

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

Because we are a holding company, our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries. Under Russian law, dividends may be declared and paid only out of net profits calculated under Russian accounting standards and as long as certain conditions have been met, including if the value of the net assets, calculated under Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of the charter capital, the reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred shares. See “Item 10. Additional Information — Charter and Certain Requirements of Russian Legislation — Description of Capital Stock — Dividends.” Currently, some of our subsidiaries do not meet this criteria and cannot approve payment of, or pay dividends. See “— Risks Relating to the Russian Federation — One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.”

Furthermore, the payment of dividends by our subsidiaries and/or our ability to repatriate such dividends may, in certain instances, be subject to taxes, statutory restrictions, retained earnings criteria, and covenants in our subsidiaries’ financing arrangements and are contingent upon the earnings and cash flow of those subsidiaries. See note 18 to the consolidated financial statements.

Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary may be required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.

Effective from January 1, 2013, a new system of recording the depositary’s rights to the shares underlying depositary receipts was introduced by Federal Law No. 415-FZ of December 7, 2011, as amended on December 29, 2012 (“Federal Law No. 415-FZ”). Pursuant to the new system, the underlying shares are no longer recorded at the depositary’s ‘owner’s account’ opened with a Russian custodian holding a ‘depo account of nominee holder’ with the issuer’s shareholder register. Instead, the underlying shares should now be recorded at a ‘depo account of depositary programs’ opened with a Russian custodian which in its turn has a depo account of nominee holder opened with the central depositary. On November 6, 2012, the FFMS granted CJSC National Settlement Depositary (“NSD”) the status of Russian central depositary. There is a one-year transition period which expires on November 6, 2013 when depo accounts of depositary programs should be opened for depositaries and shares represented by depositary receipts should be re-recorded from depositaries’ owner’s account to depo accounts of depositary programs.

In addition to the new recording system, Federal Law No. 415-FZ also sets forth new obligations for a depositary to disclose information on ‘depositary receipt owners’ in order to exercise voting rights and to receive dividends with respect to the shares represented by depositary receipts. The regulations setting forth the specific requirements for the information disclosure are yet to be published by the FFMS. Since the central depositary was just established and relevant depo accounts of depositary programs have not yet been opened, the FFMS by its information letter No. 12-DP-01/54910 dated December 25, 2012 stated that until the depo accounts are opened, but not later than November 6, 2013 the depositary’s voting and dividends rights are not conditional upon disclosure of information on depositary receipt owners. Furthermore, any obligations of the depositary to disclose information on depositary receipt owners in order to receive dividends will be abolished effective January 1, 2014 pursuant to Federal Law No. 282-FZ of December 29, 2012 (“Federal Law No. 282-FZ”). However, during the period between November 6, 2013 (or earlier, when the depo accounts in relation to our ADSs and GDSs are opened) and January 1, 2014 the depositary will be subject to the above disclosure obligations in order to receive dividends.

Currently, pending the adoption of relevant regulations by the FFMS, it is not clear whether the term ‘depositary receipt owner’ means a holder registered on the records of the depositary, a securities intermediary or a beneficial owner of a depositary receipt. As a result, the scope of the above reporting obligations, which may affect the rights of our ADS and GDS holders, also remains uncertain. We cannot assure you that Federal Law No. 415-FZ and the pending regulations by the FFMS will be compatible with how depositary receipt programs have been customarily operated in the past or with foreign confidentiality regulations, or that the new requirements will not impose additional burdens upon the depositary, ADS and GDS holders or their respective securities intermediaries such that they would consider investments in our ADSs less attractive.

In addition, Federal Law No. 415-FZ requires the foreign depositary to provide information on depositary receipt owners and other securities intermediaries to the issuer, state arbitrazh courts, the FFMS and governmental investigative authorities upon their request, and depositary receipt owners and other securities intermediaries are required to provide such information to the depositary upon its request. The FFMS is entitled to demand the depositary to cure any breach of such disclosure requirements, and if the depositary fails to cure, the FFMS may suspend or limit any operations with depo accounts of depositary receipt program for up to six months. It is unclear how the FFMS will use these new regulatory powers. Any suspension of or limitation on our ADS or GDS programs could have a material adverse effect on the value of the ADSs.

The depositary may be required to take certain actions due to Russian law requirements which could adversely impact the liquidity and the value of the shares and ADSs.

If at any time the depositary believes that the shares deposited with it against issuance of ADSs represent (or, upon accepting any additional shares for deposit, would represent) a percentage of shares which exceeds any threshold or limit established by any applicable law, directive, regulation or permit, or satisfies any condition for making any filing, application, notification or registration or obtaining any approval, license or permit under any applicable law, directive or regulation, or taking any other action, the depositary may (1) close its books to deposits of additional shares in order to prevent such thresholds or limits being exceeded or conditions being satisfied or (2) take such steps as are, in its opinion, necessary or desirable to remedy the consequences of such thresholds or limits being exceeded or conditions being satisfied and to comply with any such law, directive or regulation, including, causing pro rata cancellation of ADSs and withdrawal of underlying shares from the depositary receipt program to the extent necessary or desirable to so comply. Any such circumstances may affect the liquidity and the value of the shares and ADSs.

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

Under Russian tax legislation, gains realized by foreign organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, with the exception of shares that are traded on an organized securities market, may be subject to Russian profit tax or withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. Gains arising from the sale on foreign exchanges (foreign market operators) of securities or derivatives circulated on such exchanges are not considered Russian source income.

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

As of the date of this document, of the 138,756,915 issued preferred shares, 55,502,766 preferred shares are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares are held by James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (collectively, the “Justice persons”) and the public. The Justice persons acquired their preferred shares in connection with the sale of their Bluestone coking coal business located in Beckley, West Virginia to us in May 2009. During 2010 and 2011, the Justice persons disposed some of the preferred shares they held. As of April 20, 2011, immediately after the offering of preferred shares by the Justice persons in 2011, they owned 26,044,572 preferred shares. The Justice persons may dispose of all or part of the remaining preferred shares they hold through one or more offerings or broker trades in the future. It is also possible that we may decide to offer additional preferred shares and preferred ADSs in the future, including the 55,502,766 preferred shares held by our wholly-owned subsidiary Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us or the Justice persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

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

The price at which our shares and ADSs trade is influenced by a large number of factors, some of which are specific to us and our operations and some of which are related to the mining, steel and ferroalloys industries and equity markets in general. As a result of these factors, investors may not be able to resell their shares or ADSs at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of our shares and ADSs:

•	investor perception of us as a company;

•	actual or anticipated fluctuations in our revenues or operating results;

•	announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	sales of blocks of our common shares, common ADSs, preferred shares or preferred ADSs by significant shareholders, including the Justice persons;

•	price and timing of any refinancing of our indebtedness;

•	potential litigation involving us;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in Russian and international capital markets, including those due to events in other emerging markets;

•	the performance of other companies operating in similar industries;

•	regulatory developments in the markets where we operate, especially Russia, Ukraine, Kazakhstan, E.U. countries and the United States;

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

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product, a relatively stable Russian ruble, strong domestic demand, rising real wages and reduced rates of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the gross domestic product’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government has taken certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. As a result, following a decline by 7.8% in 2009, the Russian gross domestic product grew by

4.3% in 2010, by 4.3% in 2011 and by 3.4% in 2012, according to Rosstat. However, the full impact of global economic crisis on Russia is not yet clear, and it is possible that the Russian economy could continue to be impacted in the near future. Further economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

These weaknesses in the Russian banking sector make the sector more susceptible to market downturns or economic slowdowns including due to defaults by Russian borrowers that may occur during such market downturn or economic slowdown. The continuation or worsening of the banking crisis or the bankruptcy or insolvency of the banks in which we hold our funds could affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

The global economic crisis, social and political instability in some Middle East countries, European sovereign debt crisis and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of tariffs and/or antidumping measures by any of its principal export markets.

As many of the factors that affect the Russian and global economies affect our business and the business of many of our domestic and international customers, our business could be materially adversely affected by a prolonged downturn affecting the Russian or global economy. In addition to a reduction in demand for our products, we may experience increases in overdue accounts receivable from our customers, some of whom may face liquidity problems and potential bankruptcy. Our suppliers may raise their prices, eliminate or reduce trade financing or reduce their output. A decline in product demand, a decrease in collectibility of accounts receivable or substantial changes in the terms of our suppliers’ pricing policies or financing terms, or the potential bankruptcy of our customers or contract counterparties may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the net assets of business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. The weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or portion of such value. See note 23 to the consolidated financial statements.

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

The local press and international press have reported high levels of corruption in Russia, including unlawful demands by government officials and the bribery of government officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. In addition, there are reports of the Russian media publishing disparaging articles in return for payment. If we, our managers or counterparties are accused of involvement in government corruption, the resulting negative publicity could disrupt our ability to conduct our business and impair our relationships with customers, suppliers and other parties, which could have a material adverse effect on our business, financial condition and results of operations and the value of our shares and ADSs.

Shortage of skilled Russian labor could materially adversely affect our business, financial condition, results of operations and prospects.

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. In 2012, Rosstat estimated Russia’s population at 143 million, a decline of 5.5 million from 1992. An increase in migration and a reduction in the natural decline of the population recently resulted in a slowdown in the population decrease followed even by some temporary population growth. However, the birth rate remains relatively low, which together with the aging and high mortality of the population are the main problems of Russia’s demographic development. Russia’s working age population is estimated to decline by 10-20 million by 2025. If the present trend continues without a migration inflow to Russia, the decreasing working population will become a barrier to economic growth around 2015, according to the National Human Development Report for the Russian Federation produced by the United Nations Development Program in 2008. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Russia is still developing the legal framework required to support a market economy. The following weaknesses relating to the Russian legal system create an uncertain investment climate and result in risks with respect to our legal and business decisions:

•	inconsistencies between and among the Constitution, federal laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	conflicting local, regional and federal rules and regulations;

•	rapid enactment of many laws and regulations resulting in their ambiguities and inconsistencies;

•	the lack of fully developed corporate and securities laws;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•	the relative inexperience of judges in interpreting legislation and contradictory judicial interpretations of the law;

•	the lack of full independence of the judicial system from commercial, political and nationalistic influences;

•	difficulty in enforcing court orders;

•	a high degree of discretion or arbitrariness on the part of governmental authorities; and

•	still-developing bankruptcy procedures that are subject to abuse.

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntarily liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Certain Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have following subsidiaries with negative net assets: IzhevskSotsSfera, UralSotsSfera, CenterSotsSfera, ZapadSotsSfera, Port Kambarka, Metals Recycling, VtorResource-Yuzhny, Thermal Grid Company of Southern Kuzbass, Tikhvin Ferroalloy Plant, Management Metallurgical Equipment Repair, Mechel Mining Management, Shakhtspetsstroy, Sky-Extra, Mechel-Remservice, SotsResource, Maritime Cargo Shipping, Mecheltrans Vostok, ZMZ-Energo, Nytva-Energo, Trans-Auto and Lomprom Rostov.

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

In mid-2008, Mechel came under public criticism by the Russian government. Repeated statements were made accusing Mechel of using tax avoidance schemes and other improprieties. Ultimately the allegations regarding tax avoidance were not confirmed by the tax authorities, but the antimonopoly investigation resulted in imposition of a fine and issuance of a FAS directive regarding our business practices. See “— Risks Relating to Our Business and Industry — Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices” and “Item 8. Financial Information — Litigation — Antimonopoly.”

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

•	the amendment of the company’s charter or approval of a new version of the company’s charter that limits shareholder rights; and

•	a filing of an application for delisting of the company’s shares or securities convertible into shares.

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

Generally, Russian companies are subject to numerous taxes. These taxes include, among others:

•	a profit tax;

•	a value-added tax (“VAT”);

•	a mineral extraction tax; and

•	property and land taxes.

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

In May 2009, the Russian President proposed legislative changes in his Budget Message regarding the Budget Policy for 2010-2012 to reform the anti-avoidance mechanism of double tax treaties. A law envisaging the introduction of the concept of an ‘actual recipient of income’ to the Russian Tax Code was drafted in late 2009. Although the draft law neither uses the term ‘beneficial owner’ nor defines the term ‘actual recipient of income’ (which is used in Russian official versions of all double taxation treaties), it is likely that the intent of the proposed amendments is to introduce a concept of beneficial ownership in the domestic tax legislation, and to combat the abuse of double taxation treaties where the beneficiaries of income reside in jurisdictions that do not have double taxation treaties with Russia. Furthermore, the Russian government proposed legislative changes to the anti-avoidance mechanism with respect to double tax treaties, as well as creating tax incentives to move organizations from offshore to Russia as set forth in “Main Directions of the Russian Federation Tax Policy for 2011-2013” dated May 2010 and in “Main Directions of the Russian Federation Tax Policy for 2012-2014” dated July 2011. In addition, by its “Main Directions of the Russian Federation Tax Policy for 2013-2015” dated May 2012 the Russian government proposed to introduce a term ‘actual recipient of income’ to the tax legislation. We cannot predict how the above governmental proposals will be implemented in practice, and it is also unclear how, if introduced, it will be interpreted and applied by the tax authorities and/or courts and what effect it may have on taxpayers, including us.

Moreover, on November 16, 2011, the Russian President signed the Law on Amendment of Part One and Part Two of the Tax Code of the Russian Federation in Connection with the Formation of a Combined Taxpayer Group. The main provisions of the law came into force on January 1, 2012. The law provides for formation of a combined taxpayer group for the purposes of profit tax calculation and payment on the basis of the combined business performance of the members of such group. However, the law sets forth a number of requirements for the formation of a combined taxpayer group. Starting from 2013, 16 companies of our group have formed a combined taxpayer group, with Mechel being a responsible party. The formation of the combined taxpayer group will allow us to determine the taxable income with profit and loss offset of all the companies included in the combined taxpayer group and to pay profit tax from total aggregate income under the combined taxpayer group, starting from January 1, 2013.

However, regardless of being a member of the combined taxpayer group or not, Mechel and our Russian subsidiaries pays Russian taxes on dividends they receive from other companies in our group. Intercompany dividends are subject to a withholding tax of 0% or 9% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules) if being distributed to Russian companies, and 15% (or lower, subject to benefits provided by relevant double tax treaties) if being distributed to foreign companies. Dividends from foreign companies to Russian companies are subject to a tax of 9%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. In order to apply the offset, the company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized by the tax agent if taxes were withheld by the tax agent under foreign tax law or an international tax agreement.

In addition, application of current Russian thin capitalization rules and the developing negative court practice on such disputes, including at the level of the Presidium of the Supreme Arbitrazh Court of the Russian Federation, may affect our ability to pay interest on loans in full. In particular, taking into account the requirements of Russian law and negative court practice on thin capitalization, it is practicable to withhold as a dividend tax a part of the interest on borrowings of our subsidiaries which are either received from Mechel or received from independent banks and guaranteed by Mechel. In addition, part of interest on these borrowings may not be treated as expenses for tax purposes under certain conditions provided by thin capitalization rules.

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

Russian transfer pricing rules, effective since 1999, gave Russian tax authorities the right to control prices for transactions between affiliated entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations, if the transaction price deviated by more than 20% from the market price. The Russian transfer pricing rules are vaguely drafted, and are subject to different interpretation by Russian tax authorities and courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities have challenged in the past and may continue to challenge our prices and make adjustments which could result in significant additional liabilities. For example, as a result of a tax audit in 2009 for the period from 2005 to 2007, Korshunov Mining Plant was subject to an additional tax assessment related to transfer pricing and related fines and penalties in the total amount of 73.3 million rubles for the year 2005. Korshunov Mining Plant contested these claims up to the Supreme Arbitrazh Court but the court rejected our appeals. In June 2011, the tax authorities completed their audit for the period from 2008 to 2009. They found similar violations and issued an additional tax assessment and related fines and penalties in the total amount of 120.5 million rubles. Korshunov Mining Plant is currently contesting these tax assessments in court. See “Item 8. Financial Information — Litigation — Tax.” Under Russian law, tax authorities may audit a company for violations of transfer pricing rules over the last three calendar years preceding the year of the audit. See also “— Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.”

In July 2011, Russian transfer pricing legislation was substantially amended. The new rules entered into force on January 1, 2012. The new rules require taxpayers to notify the tax authorities on controlled transactions that are performed from January 1, 2012. Controlled transactions mean any transactions between related parties both domestic and cross-border as well as certain transactions between unrelated parties. The tax legislation eliminated the existing 20% safe harbor for price deviations. The rules also introduce specific documentation requirements for proving market prices. We cannot predict now what effect the new transfer pricing rules will have on our business. If the tax authorities impose significant additional tax assessments as a result of transfer pricing adjustments and we are unable to successfully challenge them in court, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

According to the Strategic Industries Law, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be strategic activity. Our subsidiary Urals Stampings Plant produces and sells carbon, alloyed and heat-resistant alloyed stampings. Such products are of a type generally used in the production of weapons and military equipment. Therefore, Urals Stampings Plant may also qualify as a Strategic Company. Furthermore, entities producing and distributing industrial explosives are also deemed to be Strategic Companies. Thus, our subsidiaries Yakutugol, Vzryvprom and Korshunov Mining Plant also qualify as Strategic Companies, as they both hold licenses to produce industrial explosives and licenses to distribute industrial explosives.

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

In addition, in case a foreign investor or its group of entities which is a holder of securities of Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant and, potentially, Urals Stampings Plant, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to the allocation of voting shares as a result of certain corporate procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, or holders of preferred shares becoming entitled to vote at a general shareholders meeting in cases provided under Russian law), such shareholders will have to apply for approval within three months after they acquired such control.

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

We currently have a wire products plant in Lithuania, a steel mill in Ukraine and two mining projects in Kazakhstan. We may acquire additional operations in countries of the former Soviet Union, former Soviet-bloc countries in Eastern and Central Europe or elsewhere. As with Russia, those countries are emerging markets subject to greater political, economic, social, tax and legal risks than more developed markets. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia, especially those risks set out above in “— Economic risks,” “— Political and social risks” and “— Legal risks and uncertainties.”

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

On June 11, 2009, the EPA, Corps, and other U.S. agencies with control over this permitting program issued a Memorandum of Understanding (“MOU”) that identified several steps that will be taken as to pending and future 404 Permit applications, in order to implement an “Enhanced Coordinated Review Process” for the purpose of significantly reducing the harmful environmental consequences of Appalachian surface coal mining operations. The EPA followed up on the MOU by releasing its Financial Guidance on Improving EPA Review of Appalachian Surface Coal Mining Operations under the Clean Water Act, National Environmental Policy Act, and the Environmental Executive Justice Order on July 21, 2011. The EPA’s final guidance replaced interim guidance released on April 1, 2010. Since release of the MOU and the other guidance documents, few 404 Permits have been issued, and each of those permits that were issued included modifications to the proposed mining plan and additional environmental monitoring provisions that require adaptive management and revisions to mine plans should certain indicia of harm to the aquatic system be observed. Companies with 404 Permit applications that have been pending for a year or longer are currently required to engage in meetings with Corps and EPA staff before those applications are submitted for further processing, and the timeline for issuance of such permits is uncertain. It is also widely expected that some of those permit applications will be denied, or that the EPA will exercise its Clean Water Act veto authority over some 404 Permits that are issued by the Corps. For example, in January 2011, the EPA for the first time exercised its veto power by rescinding a federal Clean Water Act permit held by another coal mining company for a surface mine in Appalachia.

In addition, partly in response to regulatory turmoil created by the EPA’s involvement in the U.S. Clean Water Act 404 and National Pollutant Discharge Elimination System (“NPDES”) permitting programs, in August 2010, the West Virginia Department of Environmental Protection (“WVDEP”) issued its “Permitting Guidance for Surface Coal Mining Operations to Protect West Virginia’s Narrative Water Quality Standards” (“WVDEP Narrative WQS Implementation Guidance”). The basic narrative water quality standard that this Guidance seeks to implement requires that no significant adverse impact to the chemical, physical, hydrologic, or biological components of aquatic ecosystems shall be allowed. The WVDEP Narrative WQS Implementation Guidance sets forth detailed, lengthy procedures for determining whether a proposed NPDES discharge has a “reasonable potential” to cause a violation of this narrative standard, and if so, the permit conditions that should be imposed to assure that no such violations occur. The interpretation and application of this guidance in the future may, in turn, be affected by the EPA’s activities mentioned above.

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

Currently, four of the 45 NPDES permits for our Bluestone operations are pending renewal with the EPA. These permits have been administratively extended for a period of six months and currently Bluestone is not prevented from mining coal. However, should these permits remain unrenewed after the six-month period expires in 2013, there is a significant risk that such permits will be withdrawn and production at some of the Bluestone operations may be suspended for an indefinite period of time.

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

For example, in order to meet the Clean Air Act limits on sulfur dioxide emissions from power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to other fuels. Furthermore, some of the EPA’s initiatives to reduce sulfur dioxide, nitrous oxide and mercury emissions have been the subject of litigation in recent years, and there is continued uncertainty over lawsuits by environmental groups and other public resistance during the initial permitting process for new coal-fired power plants, which has had a chilling effect on the construction of such plants. This increasing focus on power plant emissions could adversely impact the demand for coal.

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

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of $11.3 billion in 2012, $12.5 billion in 2011 and $9.7 billion in 2010, with operations organized into four industrial segments: mining, steel, ferroalloys and power, each of which has a managing company that performs the functions of respective executive management bodies of the companies within the segment, as described below.

Our group includes a number of logistical and marketing companies that help us to deliver and market our mining products, manufactured steel goods and ferroalloy products. We have freight seaports in Russia on the Sea of Japan (Port Posiet) and on the Sea of Azov (Port Temryuk) and a freight river port on the Kama River, a tributary of the Volga River in central Russia (Port Kambarka). We have a freight railcar and locomotives pool, and, in December 2011, we finished laying track for the rail line to our Elga coal deposit in the Sakha Republic, providing it with rail access.

We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with 68 regional offices as of December 31, 2012.

Mechel OAO is an open joint-stock company incorporated under the laws of the Russian Federation. From the date of our incorporation on March 19, 2003 until July 19, 2005, our corporate name was Mechel Steel Group OAO. We conduct our business through a number of subsidiaries. We are registered with the Federal Tax Service of the Russian Federation under main state registration number (OGRN) 1037703012896. Our principal executive offices are located at Krasnoarmeyskaya Street, 1, Moscow 125993, Russian Federation. Our telephone number is +7 495 221 8888. Our Internet addresses are www.mechel.com and www.mechel.ru. Information posted on our website is not a part of this document. We have appointed C T Corporation System, located at 111 Eighth Avenue, New York, New York 10011, as our authorized agent upon which process may be served for any suit or proceeding arising out of or relating to our shares, ADSs or the deposit agreements.

Mining Segment

Our mining segment produces metallurgical and steam coal, as well as iron ore, coke and limestone.

The segment primarily consists of our coal, iron ore and coke production facilities in Russia and the U.S. It also includes limestone operations and certain transportation and logistics facilities and engineering operations.

Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky basin, near Mezhdurechensk in Western Siberia. These mines include four open pit mines and three underground mines. Another our subsidiary, Yakutugol, operates coal mines located in the Sakha Republic in Eastern Siberia, consisting of three open pit mines and one underground mine. Yakutugol also holds subsoil licenses for three iron ore deposits, located in close proximity to its coal mining operations. Our Bluestone subsidiaries operate three mining complexes in West Virginia, United States, consisting of open pit and underground mines. Our mining segment also provides coal washing services to our coal mining subsidiaries.

Korshunov Mining Plant operates two open pit iron ore mines and a washing plant located near Zheleznogorsk-Ilimsky, a town in the Irkutsk region in Eastern Siberia.

The mining segment also produces significant amounts of coke, both for use by our subsidiaries in the steel segment and for sales to third parties. We have the flexibility to supply our own steel mills with our mining products or to sell such mining products to third parties, depending on price differentials between local suppliers and foreign and domestic customers.

In April 2008, we established Mechel Mining, a wholly-owned subsidiary, in which we consolidated coal, iron ore and coke assets of our mining segment (Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Bluestone, Moscow Coke and Gas Plant and Mechel Coke and certain other companies).

Mechel Mining Management, a wholly-owned subsidiary of Mechel Mining, acts as the sole executive body of our subsidiaries in the mining segment.

Steel Segment

Our steel segment produces and sells semi-finished steel products, carbon and special steel long products, carbon and stainless flat products and high value-added metal products, including wire products, stampings and forgings.

Our steel production facilities in Russia include one integrated steel mill, one steel-making mill, a wire products plant and forgings and stampings mills in the southern Ural Mountains, a wire products plant in northwestern Russia near the border with Finland. Outside of Russia, our steel production facilities are in the United Kingdom, Ukraine and Lithuania.

Mechel-Steel Management, a wholly-owned subsidiary of Mechel, acts as the sole executive body of our main subsidiaries in the steel segment.

Our steel segment also includes our distribution network in Russia and abroad, which consists of Mechel Service Global, and its subsidiaries in Russia, the CIS, Europe and Turkey.

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

In October 2008, we completed the consolidation of our ferroalloy assets in Oriel Resources. Oriel Resources now owns a 100% interest in Bratsk Ferroalloy Plant, an 84.06% interest in Southern Urals Nickel Plant and a 100% interest in Tikhvin Ferroalloy Plant and licenses for the Voskhod chrome and the Shevchenko nickel deposits in Kazakhstan. Mechel Ferroalloys Management, a wholly-owned subsidiary of Oriel Resources, acts as the sole executive body of our subsidiaries in the ferroalloys segment.

Power Segment

The power segment was formed in April 2007, when we acquired a controlling interest in Southern Kuzbass Power Plant located in Kaltan in the Kemerovo region, and it sells electricity and capacity to the wholesale market, as well as supplies electricity within our group. In June 2007, we acquired a controlling interest in Kuzbass Power Sales Company, the largest power distribution company in the Kemerovo region. Our power segment enables us to market high value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of our mining and steel segments. Mechel Energo acts as the sole executive body of Southern Kuzbass Power Plant and Kuzbass Power Sales Company in our power segment.

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are a leading coking coal producer and international coking coal exporter by volume in Russia.

According to AME Mineral Economics (Hong Kong) Ltd. (“AME”), we were the tenth largest metallurgical coal exporter in the world in 2012.

In 2012, we were the largest coking coal producer in Russia with a 20.0% market share in the coking coal market in Russia by production volume, according to the Central Dispatching Department of Fuel and Energy Complex (“Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. In 2012, our export sales of coking coal were the largest by volume among Russian companies, according to RasMin OOO (“RasMin”), a private information and research company focusing on the coal mining industry.

We have a large coal reserve base and a full-range offering of high-quality coal for blast furnace steel producers.

Our total coal reserves, accounted as per the SEC Industry Guide 7, amounted to 3,215.2 million tonnes as of December 31, 2012.

Our coal reserves allow us to supply steel producers and coke makers globally with a full range of coal grades to make quality metallurgical coke or to use in PCI-assisted and sintering-assisted steel manufacturing. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal, as well as PCI and anthracite. Most of the coking coal grades of Southern Kuzbass Coal Company are sold in Russia, while PCI and anthracite are exported. Yakutugol produces low-volatile hard coking coal used by customers both in the Asia-Pacific region and in Ukraine, while our Bluestone coal assets produce low, medium and high-volatile hard coking coal used predominantly by customers in the United States, Canada, Europe, Asia-Pacific region and South America. The ability to serve our customers throughout the world with a broad range of metallurgical coal grades gives us a competitive advantage in winning new sales markets and establishing long-term relationships with the customers.

By volume we are Russia’s second largest producer of special steel and long steel products and Russia’s largest producer of wire products.

According to Metal Expert, a source for global and steel and raw materials market news and analytics, in 2012, we were Russia’s second largest producer of long steel products (excluding square billets) by production volume, second largest producer of reinforcement bars (rebar), largest producer of wire rod and largest producer of wire products. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia over the last 10 years. Our share of Russia’s total production volume of rebar in 2012 was approximately 21.2%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s second largest producer of special steel by production volume, accounting for 20.0% of Russia’s total special steel output in 2012. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Prommetiz, we are Russia’s largest producer of wire products by production volume, accounting for 36.1% of Russia’s total wire products output in 2012. Our product range in wire products is broader than other Russian producers and allows to cover all needs of customers, giving us an added advantage in our markets.

High degree of vertical integration

Our steel segment is able to source almost all its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coke, iron ore concentrate and ferroalloys give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2012, we were fully self-sufficient with respect to coke and 93% self-sufficient with respect to ferroalloys. In 2012, we internally sourced 83% of the nickel, 100% of the ferrosilicon and 83% of the ferrochrome requirements of our steel segment. In 2012, we satisfied approximately 21% of our electricity needs internally. In 2012, we were 8% self-sufficient with respect to iron ore concentrate due to redirection of our iron ore concentrate supplies for export. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.

We view our ability to source our inputs internally not only as a hedge against potential supply interruptions, but as a hedge against market volatility. From an operational perspective, since our mining, ferroalloy and power assets produce the same type of inputs that our manufacturing facilities use, we are less dependent on third party vendors and less susceptible to supply bottlenecks. From a financial perspective, this also means that if the market prices of our steel segment’s inputs rise, putting pressure on steel segment margins, the margins of our mining, ferroalloys and power segments will tend to increase. Similarly, while decreases in commodity prices tend to reduce revenues in mining and ferroalloys segments, they also create an opportunity for increased margins in our steel business.

Furthermore, we work on improving the quality of our steel products and reducing the costs for raw materials. Depending on prevailing market conditions, we evaluate the efficiency of use of our own raw materials or raw materials purchased from third parties, which allows us to generate additional income.

The ability to internally source our materials also gives us better market insight when we negotiate with our outside suppliers and improves our ability to manage our raw materials costs.

Our logistics capability allows us to better manage infrastructure bottlenecks, to market our products to a broader range of customers and to reduce our reliance on trade intermediaries.

We are committed to maximum efficiency in delivering goods to consumers and have been actively developing our own logistics network. Using our own transportation capacity enables us to save costs as we are less exposed to market fluctuations in transportation prices and are able to establish flexible delivery schedules that are convenient for our customers. Our logistics capacities are currently comprised of two seaports and a river port, as well as a transport operations company, Mecheltrans, which manages the rail transportation of our products and carries out the overall coordination of our sea and rail transportation logistics for our products. Mecheltrans not only transports our products but also provides transportation services to third parties.

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, allows us easy access to the Asia-Pacific seaborne markets and provides a delivery terminal for the coal mined by our subsidiary Yakutugol in Yakutia. We are in the process of upgrading Port Posiet, which upon completion in 2014 will enable us to expand the cargo-handling capacity of the port up to 9.0 million tonnes per year and to accommodate Panamax ships, which will increase its attractiveness and utility as an export port for large volumes of coal. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the fast-growing economies of the Black Sea basin and beyond. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, as well as by canal to the Don River and the Baltic Sea. As of December 31, 2012, our subsidiary Mecheltrans owned and leased 8,454 rail freight cars that we use to ship our products.

On June 23, 2008, pursuant to the terms of our subsoil license for the Elga coal deposit we began construction of a private rail line, which we own and control subject to applicable regulation. In December 2011, we finished laying track for the rail line in accordance with the terms of the license. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal currently produced at the Elga deposit. The rail line connects the Elga coal deposit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with our subsoil license requirements and coal production plans. We anticipate that the Elga rail line will not only provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the transport route for coal, iron ore and other raw materials mined in adjacent deposits.

One of the lowest-cost metallurgical coal producers

According to AME, our Russian metallurgical coal operations are in the first and second quartiles of the global cash cost curve (FOB basis). Approximately 90% of our coking coal production is mined from open pit mines, which we believe is one of the highest rates among our major Russian competitors. Open pit coal mining is generally considered safer, cheaper and faster than the underground method of mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining operations.

Strategically positioned to supply key growth markets

Our mining and logistical assets are well-positioned to expand sales to both Atlantic and Asia-Pacific seaborne markets.

Eastern Siberian coal mines of Yakutugol and its Elga coal deposit, which are part of our mining segment, are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol is located within the shortest distance among Russian coking coal producers to Port Posiet and Port Vanino in the Russian Far East. We view the proximity of these mining and logistical assets to key fast-growing economies as a key competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we are better positioned than many of our international competitors to secure future production growth.

Our coal mining operations carried out through the Bluestone companies are situated in West Virginia, just 400 miles from the deep-water port in Norfolk, Virginia and in relative proximity to Baltimore and New Orleans. Historically, the Bluestone companies’ key markets have been in North America, and in recent years, they have expanded their sales to Europe and Asia. Due to certain restrictions under the Clean Water Act regulation, we plan to maintain current production volumes and to focus on cost control. For more information on the Clean Water Act see “— U.S. Environmental, Health, Safety and Related Regulation.”

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in all our key special steel and rolled long products lines. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals where Russia’s construction industry is most active. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of construction rebar in 2012 was approximately 21.2%.

Established distribution and sales platform

We currently have in total 172 storage sites and service centers in Russia, the CIS, Europe and Turkey that provide services to more than 26,000 customers. Our Mechel Service Global distribution platform in Russia has 83 storage sites in 68 cities throughout Russia to serve a broad range of end customers. Eighteen of these facilities provide a number of value-added services to our customers, including bending and cutting of rebars, cutting and uncoiling of steel ropes, production of wire mesh and cutting of sheet steel, which allows us to improve service quality for small companies and individuals, as well as to obtain additional margins. By using our own production equipment we increased the share of processed products to 34% of the total sales of European companies of Mechel Service Global in 2012.

Our direct access to end customers through the provision of value-added services allows us to obtain real-time market intelligence, improve production planning at our steel facilities, sell more value-added products by addressing specific customer needs and further diversify our customer base.

Mechel Service Global sales accounted for 52.9% of our steel segment sales and 31.9% of our total sales in 2012. More than 91% of Mechel Service Global sales were sold domestically. Sales to companies within our group accounted for 2.5% of total sales of Mechel Service Global (including intra-group sales) in 2012.

In 2013, following the refocusing of our strategy in the steel segment on the domestic market and the gradual withdrawal of production from Europe we plan to optimize the distribution network of Mechel Service Global in order to preserve the link between production and sales. The optimization will entail a sale or closure of some of our European service centers and warehouses, keeping only those which offer a direct synergy between our Russian-based manufacturing and our consumer markets in Europe, largely related to the special steel sales. The distribution platform in Russia and the CIS will also undergo a restructuring, though at a lesser scale.

We also have a non-retail sales and distribution network represented by our Swiss subsidiaries Mechel Trading and Mechel Carbon with representative offices in various countries. In September 2011, Mechel Carbon and Somani Group established Mechel Somani Carbon Private Limited, a joint venture engaged in distribution of metallurgical coals on the Indian market. In January 2012, we established Mechel Carbon Singapore to cover marketing and sales activities in the fast-growing Asia-Pacific market. This network facilitated sales constituting 31.0% of our total sales in 2012, reducing our reliance on the Russian market in the event that it experiences another downturn.

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses. Mr. Zyuzin, one of the founders of our group and our controlling shareholder, is our Chairman. Mr. Zyuzin has led our successful transformation from a small coal trading operation to a large integrated metals and mining group. Mr. Zyuzin has over 26 years of experience in the coal mining industry and has a doctorate in coal mining technical sciences. Our divisional management also has long-tenured experience in the mining and metals industry. See “— Directors and Executive Officers.”

Business Strategy

Our goal is to become one of the largest mining companies globally with a strong integration into steel. The key elements of our strategy include the following:

Continue to grow the value of our business on the basis of a vertically integrated holding with our mining division forming the backbone of our business model

We intend to maintain the flexibility to source our inputs internally as circumstances require.

Our coking coal and iron ore production form a solid platform for our steel business and provide a significant portion of the raw materials supply for our pig iron production. Steam coal produced in our mining operations can be used to feed our power generating business, which we operate not only as a diversification measure and a way to market another value-added product made from our coal, but also as a way to have more control over our energy efficiency and hedge against increases in electricity prices. However, even as we expand and develop our internal sourcing capability, we intend to adhere to our long-standing approach of purchasing inputs from third party suppliers and selling products, including raw materials, to domestic and international customers in a way that we believe creates the most advantageous profit opportunities for our group.

We plan to expand our logistics capabilities.

We intend to selectively expand our logistics capabilities. We plan to expand our own railcar fleet, balancing transportation security and cost efficiency. Development of our two seaports, Port Posiet and Port Temryuk, will be a key for uninterrupted shipments of our coal and steel products to our main markets, predominantly sales of coal products to our customers in South-East Asia. In order to reflect growing production of export-oriented coal in our mining segment, we contemplate further acquisitions of port capacity on our main export routes.

We will leverage synergies among our core businesses.

In addition to synergies derived from our status as an integrated group, we believe that additional cost savings and opportunities will arise as we benefit from optimization of our business combination in line with the changing markets, including economies of scale, continuing integration of recent acquisitions and targeted disposal of the assets which prevent from further efficient improvement of our business. We regularly evaluate the manner in which our subsidiaries source their raw materials needs and transfer products within our group in order to operate in the most efficient way, and we expect to identify and take advantage of further synergies among our core businesses.

We intend to concentrate on realizing the maximum potential from our existing assets, while also considering new acquisitions and disposals of non-core assets on a selective basis.

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

We will, however, continue to monitor global mining and steel markets for new opportunities, including new subsoil licenses in Russia and abroad, focusing on maintaining and expanding our presence in regions with low costs and high economic growth potential.

Since 2012, we have refocused our strategy to profitable mining and steel assets in Russia. In line with our strategy, in the mining segment we intend to prioritize the development of the Elga coal deposit, one of the largest global metallurgical coal reserves, and to strive to secure our position as one of the largest metallurgical coal producers globally. In the steel segment, we plan to focus on the Russian rail, infrastructure and construction markets, and to leverage the leadership in special and stainless steels and wire products in Russia by relying on our own distribution network which we believe is the largest in Russia. Furthermore, we have evaluated our other assets for potential divestment and decided to dispose our entire ferroalloys segment, certain power assets and certain steel assets not integrated with our mining segment and less efficient through their high cost base and exposure to weaker end markets. In February 2013, we disposed our steel plants in Romania that significantly reduced our exposure to weakening of the demand in the European market. We expect that the disposal will have a positive effect on the profitability of our steel segment in the immediate future. In addition, we signed an agreement to sell Toplofikatsia Rousse, a power plant in Bulgaria, with the transaction to close in May 2013. We expect that the disposal will have a positive effect on the profitability of our power segment.

Develop our substantial reserve base in order to become one of the leaders in key raw materials supplies for the global steel industry

We plan to develop our reserves in order to become one of the top three producers of metallurgical coal globally.

We intend to build on our substantial mining experience and significant resource base by developing our existing coal reserves, particularly in order to sell more high-quality metallurgical coal and coal products to third parties. We currently plan to increase our annual saleable coal production from 21.3 million tonnes in 2012 to 27.6 million tonnes in 2015. We intend to develop coking coal reserves of Yakutugol. Yakutugol, which has four producing mines, holds mining rights to reserves that we believe will solidify our position as a leading global producer of coking coal for the future. We intend to selectively seek additional mining licenses through acquisitions and participation in auctions and tenders in view of our strategic plans and market dynamics. In particular, we believe that obtaining additional mining rights near the Elga coal deposit would allow us to realize more fully the benefits of our private rail line.

We plan to increase metallurgical coal sales to high-growth international markets.

We intend to continue to capitalize on our ability to serve fast-growing Asian and other international markets by leveraging our growth in production and favorable geographic location of our coal producing and logistics assets. In particular, we view Japan, China, South Korea and India as countries to which our international growth strategy will be applied. Following this strategy, in 2011 we established a joint venture in India engaged in distribution of metallurgical coals on the Indian market. In addition, in 2012 we established Mechel Carbon Singapore to promote more effectively our products in the Asia-Pacific region.

We plan to increase production of iron ore in the future to complement the sales of metallurgical coal to our customers.

While our existing iron ore operations will maintain our annual iron ore concentrate production at the level of approximately five million tonnes, we plan to increase it in the future following the development of the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit. Growth of production from these operations will increase our sales of iron ore products to third parties, including exports. Our ability to offer iron ore feed together with metallurgical coal products to our customers will further enhance our competitive strength in our key markets.

Strengthening our position as a major player on our core steel products markets

We plan to increase our focus on our steel products offering to the Russian and CIS construction industries.

As one of the leaders in long steel production in Russia and the CIS we will continue to maintain our exposure to the construction sector. While we expect to benefit from growing demand for our products fuelled by new infrastructure projects in these markets, we will continue to selectively invest in technology and equipment modernization, optimizing our product catalog and cutting production costs with a view to increase steel margins. In continuation of this strategy in 2013 we aim to complete construction of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant, which will widen our offer book to high value-added products such as structural shapes and rails. That will significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to the Russian Railways. See “— Capital Investment Program.”

We intend to increase our group’s output and improve quality of high value-added steel products.

Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant form the core of our group’s special and stainless steel platform. In some of these products we hold a unique market niche, which serves as the basis for further improvement in our market share and growth of our customer base. Beloretsk Metallurgical Plant is our main wire products production facility. Investments made in Beloretsk Metallurgical Plant in the last few years have elevated our group as Russia’s largest wire products producer. The recent modernization of Izhstal will further improve the quality of our high value-added products and will help us to capitalize on our position as a supplier not only in Russia but in other markets.

Capitalize on our domestic and European distribution capabilities.

Our continued focus on the Russian domestic market is a key element of our strategy. We are particularly well-positioned to supply construction and infrastructure projects in Russia from our Chelyabinsk Metallurgical Plant located in the southern Urals and our Beloretsk Metallurgical Plant located in the Republic of Bashkortostan. The geographical reach of our Mechel Service Global production and logistics facilities and sales network provides us with a strong platform for our sales growth. Mechel Service, a Russian subsidiary of Mechel Service Global, has 83 storage sites in 68 cities throughout Russia to serve our end customers. During the past few years, Mechel Service Global’s European distribution network generally developed through opening of additional branches and sales offices on the basis of existing companies. Previously opened companies reached the planned sales volumes of metal products and strengthened their presence in regional markets. In 2012, we limited the further expansion of our distribution network and focused on improving the efficiency of existing offices and optimization of the sales structure. Due to the gradual withdrawal of our steel production from Europe we will further optimize the European part of our distribution network including sale or closure of certain service centers and warehouses, which do not offer immediate synergy with our production. Simultaneously we will continue to improve the quality of services to our customers, as well as inventory and receivables management, which will allow us to maintain stable sales of our products, to minimize potential losses and to improve our cash flow in the current economic slowdown.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — History of Incorporation.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into a large, integrated mining, steel, ferroalloys and power group, comprising coal, iron ore, coke, steel, nickel, ferrochrome and ferrosilicon production, with operations and assets in Russia, Lithuania, Ukraine, Kazakhstan, the United Kingdom and the United States. With each of our acquisitions, we implement our operational and management practices. We also devote all the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

After the restructuring of our assets into separate mining, steel, ferroalloys and power segments, we have been implementing operational independence of our segments to be followed by their legal and financial separation from each other. For example, during 2008-2011 we consolidated our major mining assets under Mechel Mining, which has now its separate management and corporate governance.

We intend to retain a controlling voting interest in each of our subsidiary holding companies as we continue to build upon our business model of vertical integration among our assets. See “— Risk Factors — Risks Relating to Our Business and Industry — Changes in our subsidiaries’ management and corporate governance might affect our integrated business model.”

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and coal for pulverized, or finely crushed, coal injection (PCI)), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore, iron ore concentrate and limestone. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol and Bluestone, which together produced 18.0 million tonnes of raw coking coal, 7.8 million tonnes of raw steam coal, 2.0 million tonnes of raw anthracite and 2.6 million tonnes of PCI in 2012. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 3.6 million tonnes of coke in 2012. Our iron ore operations consist of Korshunov Mining Plant which produced 12.6 million tonnes of iron ore and 4.4 million tonnes of iron ore concentrate in 2012. Our limestone operations consist of Pugachevsky Open Pit which produced 2.0 million tonnes of limestone in 2012.

Description of key products

Coking coal and metallurgical coal. Southern Kuzbass Coal Company produces high-quality bituminous coal, which is washed to reduce the ash content. The premier product is a high-quality, low phosphorous, low sulfur semi-soft to semi-hard coking coal used to produce coke for the iron and steel industry. Other products produced by Southern Kuzbass Coal Company include PCI and anthracite. Yakutugol produces hard coking coal of low-volatile content. Our West Virginia-based Bluestone operations produce a range of metallurgical coals including low, medium and high-volatile hard coking coal. The Bluestone mines blend low, medium and high-volatile hard coking coal in different proportions to meet the requirements of their customers. The final products are blended at the port, as they are loaded on to the customer’s vessels.

Steam coal. We produce steam coal products for use in the power generation industry. Southern Kuzbass Coal Company, Yakutugol and our Bluestone operations produce high-energy steam coal as part of their product mix.

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

Iron ore concentrate. From our Korshunov Mining Plant we offer iron ore concentrate with a standard iron content of 62%. In 2011 and 2012, Yakutugol obtained subsoil licenses for three iron ore deposits located in Yakutia. Our Yakutugol deposits contain high-quality iron ore, which will allow to produce iron ore concentrate with 65% iron content.

Limestone. The processed limestone produced by our Pugachevsky Open Pit is segregated into three main size fractions: 0-40 millimeters, 40-70 millimeters and 70-120 millimeters. Further processing of 0-40 millimeters fraction limestone allows to obtain aggregate limestone of 0-5 millimeters, 5-20 millimeters and 20-40 millimeters categories.

Mining process

Coal. At our Russian and U.S. mines, coal is mined using open pit or underground mining methods. Following a drilling and blasting stage, a combination of shovels and draglines is used for moving coal and waste at our open pit mines. Production at the underground mines is predominantly from longwall mining, a form of underground coal mining where a long wall of coal in a seam is mined in a single slice. After mining, depending upon the amount of impurities in the coal, the coal is processed in a washing plant, where it is crushed and impurities are removed by gravity methods. Coking coal concentrate is then transported to coking plants for conversion to coke for use in pig iron smelting at steel plants. Steam coal is shipped to power utilities which use it in furnaces for steam generation to produce electricity. Among the advantages of our mining business are the high quality of our coking coal and the low level of volatile matter in our steam coal. Coal extracted at each of the Bluestone mining complexes is processed at the on-site coal preparation plants. Coal mined in Central Appalachia typically contains impurities such as rock, shale and clay and occurs in a wide range of particle sizes. The coal preparation plants treat the coal to ensure a consistent quality and to enhance its suitability for particular end users. Steam coal is not processed and is sold as is, as well as some high-quality coking coal which does not need washing.

Iron ore. At our Korshunov Mining Plant, ore is mined using conventional open pit mining method. Following a drilling and blasting stage, ore is hauled by rail hopper cars to the concentrator plant. At the concentrator plant, the ore is crushed and ground to a fine particle size, then separated into an iron ore concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded to a concentrate that contains about 62% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the washing plant. The concentrate is sent to disk vacuum filters which remove the water from the concentrate to reduce the moisture level, enabling shipment to customers by rail during warmer months, but in colder periods the concentrate must be dried further to prevent freezing in the rail cars. Korshunov Mining Plant operates its own drying facility with a dry concentrate production capacity of up to 16,000 tonnes per day. In 2011, Yakutugol obtained the subsoil license for the Pionerskoye iron ore deposit in Yakutia. The deposit has iron ore with high iron content, which we anticipate will allow us to produce iron ore concentrate at the early stages of development of the mine without the need to use complex beneficiation technologies. In 2012, Yakutugol obtained subsoil licenses for the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. We plan to develop all new iron ore deposits with the open pit mining method, using excavators and trucks.

Limestone. Limestone is mined using open pit mining method. Following a drilling and blasting stage, mined rock is quarried with shovels and transported to the crushing and screening plant for segregation by size fraction.

Coal production

Our coal production consists of the following mines in Russia and the United States:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit	Dzhebariki-Khaya Underground
Kangalassky Open Pit
Elga Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit	V.I. Lenina Underground
	Tomusinsky Open Pit	Sibirginskaya Underground
	Olzherassky Open Pit	Olzherasskaya-Novaya Underground
Krasnogorsky Open Pit
Bluestone (West Virginia, United States)	Job 30	Mine 58
	Job 38	Mine 65
	Pocahontas No. 11 Contour and Auger No. 2	Ben’s Creek 1 (Frontier)

Our active Russian coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our ROM coal production by type of coal and location of mines for the periods indicated.

	2012		2011		2010
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)(1)
Coking Coal
Yakutugol	9.0		6.3		7.4
Southern Kuzbass Coal Company	5.7		6.8		7.1
Bluestone	3.2		4.9		4.1

Total Coking Coal	17.9	64.4%	18.0	65.2%	18.6	66.2%
Steam Coal
Yakutugol	1.0		1.7		1.9
Southern Kuzbass Coal Company	6.5		5.1		5.0
Bluestone	0.4		0.5		0.7

Total Steam Coal	7.9	28.4%	7.3	26.5%	7.6	27.0%
Anthracite
Yakutugol	—		—		—
Southern Kuzbass Coal Company	2.0		2.3		1.9
Bluestone	—		—		—

Total Anthracite	2.0	7.2%	2.3	8.3%	1.9	6.8%

Total Coal	27.8	100%	27.6	100%	28.1	100%

(1)	Volumes are reported on a wet basis.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2012		2011		2010
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)
Coking Coal
Yakutugol	5.4	26%	4.7	19%	4.0	19%
Southern Kuzbass Coal Company	4.1	19%	5.1	21%	5.1	24%
Bluestone	1.5	7%	2.8	11%	2.4	11%

Total Coking Coal	11.0	52%	12.6	51%	11.5	54%
PCI
Yakutugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	2.6	12%	2.1	9%	0.9	4%
Bluestone	—	—	—	—	—	—

Total PCI	2.6	12%	2.1	9%	0.9	4%
Anthracite
Yakutugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.1	5%	1.1	5%	1.1	5%
Bluestone	—	—	—	—	—	—

Total Anthracite	1.1	5%	1.1	5%	1.1	5%
Steam Coal
Yakutugol	3.6	17%	3.8	15%	3.1	14%
Southern Kuzbass Coal Company	2.6	12%	4.5	18%	4.3	20%
Bluestone	0.4	2%	0.5	2%	0.7	3%

Total Steam Coal	6.6	31%	8.8	35%	8.1	37%

Total Coal	21.3	100%	24.6	100%	21.6	100%

Yakutugol mines

The Sakha Republic is located in Eastern Siberia and covers an area of 3.1 million square kilometers. It has a population of fewer than one million inhabitants. Its capital, Yakutsk, is located on the Lena River in south central Yakutia.

Our Yakutugol mines include three open pit mines and one underground mine: Neryungrinsky Open Pit, Elga Open Pit, Kangalassky Open Pit and Dzhebariki-Khaya Underground. Neryungrinsky Open Pit and Elga Open Pit are located in the South-Yakutsky basin, which covers an area of 25,000 square kilometers and lies near the southern border of Yakutia. Neryungrinsky Open Pit is located near the town of Neryungri, one of the main industrial centers of Yakutia and its second largest city. Kangalassky Open Pit and Dzhebariki-Khaya Underground are located in the Lensky basin which covers an area of 750,000 square kilometers and lies near Yakutsk.

The table below sets forth certain information regarding the subsoil licenses for our coal mines in the Sakha Republic, all of which are held by our subsidiary Yakutugol.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2029	Dec 2014	In production	1979	Ownership

Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2450	Dec 2014	In production	1962	Ownership

Elga Open Pit	14425 (Elga)	144.1	Open pit	2102	May 2020	In production	2011	Lease
Dzhebariki-Khaya Underground	15061 (Dzhebariki-Khaya)	14.8	Underground	2105	Dec 2013	In production	1972	Ownership

(1)	“In production” refers to sites that are currently producing coal.

The earliest production at our Yakutugol mines was in 1962, although we acquired these mines and license areas in October 2007. Neryungrinsky Open Pit produces low-volatile hard coking coal which is sold in the Asia-Pacific region, primarily to Japan, South Korea and China, and steam coal which is sold domestically. Neryungrinsky Open Pit has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. Kangalassky Open Pit produces steam coal that is sold as fuel for power plants in Yakutia. It is accessible through an all-weather road from Kangalassy and through a highway from Yakutsk. Dzhebariki-Khaya Underground produces steam coal, most of which is sold to state housing and municipal services. Dzhebariki-Khaya Underground is accessible only through the Aldan River.

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2012		2011		2010
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	8.8		6.3		7.4
Elga Open Pit	0.2		—		—

Total Coking Coal	9.0	90.0%	6.3	78.8%	7.4	80.4%

Steam Coal
Neryungrinsky Open Pit	0.4		1.1		1.2
Dzhebariki-Khaya Underground	0.4		0.4		0.5
Elga Open Pit	0.1		0.1		—
Kangalassky Open Pit	0.1		0.1		0.1

Total Steam Coal	1.0	10.0%	1.7	21.2%	1.8	19.6%

Total Coal	10.0	100%	8.0	100%	9.2	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2012	2011	2010
		(In thousands of tonnes)
Coking coal	Asia	4,091.3	3,315.2	3,416.1
	CIS	811.4	1,230.0	428.1
	Middle East(1)	0.1	0.0	0.0
	Europe	0.0	4.0	0.0
	Russia	0.0	0.0	26.9

Total		4,902.8	4,549.2	3,871.1
Steam coal	Russia	1,087.3	1,875.9	1,471.6
	Asia	0.0	131.9	230.1
	Europe	0.0	0.0	15.1

Total		1,087.3	2,007.8	1,716.8
Middlings	Russia	2,315.9	1,848.0	1,866.0
	Asia	128,8	72.4	0.0

Total		2,444.7	1,920.4	1,866.0

Total		8,434.8	8,477.4	7,453.9

(1)	Includes Turkey only.

The Elga coal deposit is located in the Neryungrinsk municipal district in the southeast of Yakutia near the Amur region (which borders China) and Khabarovsk Krai (which has a long coastline on the Sea of Okhotsk, an arm of the Pacific Ocean). The closest inhabited localities are Verkhnezeysk village, located 320 kilometers south of the deposit, and the town of Neryungri, located 415 kilometers to the west. The Elga coal deposit lies in the South-Yakutsky basin of the Toko Coal-Bearing region. This region was first discovered and explored in 1952 with the first geological surveys being conducted in 1954 through 1956 followed by prospecting surveys in 1961 through 1962. Trenching along the outcrops was conducted in 1980 through 1982 followed by exploration drilling that was completed in 1998. Since 1998, there have been several studies on the Elga coal deposit, including geology and resources, mine planning, rail line construction and feasibility studies.

In 2009, our subsidiary Mechel Engineering worked out the general scheme of the Elga coal complex development, which includes a basic technical layout of the main facilities (housing complex, railway station, washing plant) and sets the order of priority of construction and operation of the open pit mine. In 2009, the design institute NTC Geotechnology OOO developed a plan of initial mine block development for the three-year period from 2010 through 2012. The plan was approved by the Central Commission for Development of Solid Mineral Deposits of the Federal Agency for Subsoil Use and the Russian Main Department of State Expertise. In 2011, Mechel Engineering prepared the project documentation for the first stage of the development of the Elga coal complex with an annual production capacity of nine million tonnes of raw coal by 2015. The project documentation was approved by the Russian Main Department of State Expertise and the Central Commission for Development of Solid Mineral Deposits of the Federal Agency for Subsoil Use. In August 2011, we concluded a contract for engineering and procurement of a seasonal washing plant with a seasonal production capacity of 2.0 million tonnes. In September 2012, the construction of the seasonal washing plant was completed. In November 2011, we concluded a contract for engineering, procurement and construction of a housing complex for 3,000 miners and workers who will operate the Elga coal complex.

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

Overburden removal at the Elga deposit commenced in November 2010. Coal mining at Elga Open Pit commenced in August 2011. The coal is transported on our private rail line to the Ulak railway station at the Baikal-Amur Mainline and then over the Baikal-Amur Mainline to end customers.

Elga Open Pit produces two types of coal: high-quality hard coking coal (high-volatile) and steam coal. It will also produce middlings (by-product of the coking coal washing process), which will be sold as steam coal, when the seasonal washing plant begins operations.

Currently, Elga has an electricity substation with six diesel power generators with a total installed capacity of 2.8 megawatts (“MW”). Federal Grid Company, the state-owned operator of the unified electricity grid, is installing high-voltage transmission lines to deliver electricity from the Zeysky hydro power plant located 270 kilometers from the site, and we are constructing electricity-receiving infrastructure capable of receiving 134 MW. We expect to start receiving electricity from this power plant in December 2013.

According to the conditions of the subsoil license for the Elga coal deposit, as amended in May 2010, we are required to meet the following construction deadlines and operational milestones: (1) build a rail line from the Ulak station on the Baikal-Amur Mainline up to the coal deposit by December 31, 2011; (2) complete construction of the first phase of the Elga coal complex by December 31, 2013; (3) reach annual coal production capacity of 9.0 million tonnes by July 1, 2013; (4) reach annual coal production capacity of 18.0 million tonnes by July 1, 2018; and (5) commission a coal washing plant with an annual capacity of 9.0 million tonnes by December 31, 2015.

In view of our commitments under the subsoil license, we have proactively applied for and obtained amendments to certain terms of the subsoil license in order to stay in compliance with the terms of the license. In particular, on May 14, 2010, the Ministry of Natural Resources and Ecology extended certain construction deadlines as follows: (1) completion of the construction of the rail line was postponed from September 30, 2010 to December 31, 2011, and (2) completion of the construction of the first phase of the Elga coal complex was postponed from October 30, 2010 to December 31, 2013. The construction of the rail line had already started some time before we acquired the Elga coal deposit in October 2007. Following the acquisition, we continued the construction, but it was delayed during the period from September 2008 to August 2009 because of limited availability of financing during the global financial crisis. In December 2011, we finished laying track for the rail line and are now able to transport coal along it in accordance with the license requirements. We own and operate the rail line as a private railway. Under Russian law, however, we have to share excess capacity, if any, with third parties.

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

Southern Kuzbass mines

The Kuznetsky basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to the Central Dispatching Department, Kuzbass (Kemerovo region) now accounts for more than 56% of Russia’s total coal production.

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

Our Southern Kuzbass mines and the related washing plants produce semi-soft and semi-hard coking coal, anthracite, PCI and steam coal. Our Kuzbass operations are connected by rail to the Trans-Siberian Mainline and substantially all products are shipped by rail. Products are shipped by rail to Russian and Ukrainian customers, to Baltic ports for European customers, to Port Posiet and other ports in the Russian Far East for export to Asia and to Port Temryuk for customers in the Black Sea and Mediterranean basins.

The table below sets forth certain information regarding the subsoil licenses for our coal mines in Kuzbass, all of which are held by our subsidiary Southern Kuzbass Coal Company, unless otherwise noted.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2043	Dec 2013	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)(2)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	9.3	Open pit	2044	Jan 2014	In production	1980	Lease
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2022	Dec 2020	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	17.7	Open pit	2047	Jan 2014	In production	1970	Lease
	01557 (New-Uregolsk)	2.4			Apr 2031	In production	2011	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2048	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	Exploration and development	n/a	—
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2033	Nov 2013	In production	1953	Lease
	01701 (Granichny, Olzherassk)	1.2			Feb 2033	Exploration and development	n/a	—
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2079	Dec 2021	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.03			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	Exploration and development	n/a	Lease
Yerunakovskaya-1 Underground (project)	13237 (Yerunakovsk-1, Yerunakovsk)(4)	8.4	Underground	2033	Jun 2025	Development	n/a	Lease
Yerunakovskaya-3 Underground (prospect)	13238 (Yerunakovsk-3, Yerunakovsk)(4)	7.1	Underground	2115	Jun 2025	Exploration and development	n/a	—
Yerunakovskaya-2 Underground (prospect)	13271 (Yerunakovsk-2, Yerunakovsk)(4)(5)	7.3	Underground	2051	Jul 2025	Exploration and development	n/a	—
Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)	19.2	Underground	2211	Nov 2025	Exploration	n/a	—
Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2014	No activity	n/a	—

(1)	“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out. “Exploration and development” refers to sites where preliminary work and drilling for calculation of mineral reserves are being carried out.
(2)	We failed to commence production in 2009 as required by the subsoil license, due to unfavorable economic conditions. We expect to commence production at the Raspadsk license area in the second quarter of 2013. In February 2012, we commenced production at the Sorokinsk license area.
(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)	We failed to commence commercial production in 2011 as required by the subsoil license due to unfavorable market conditions in 2009.
(5)	License held by Resurs-Ugol OOO, a subsidiary of Southern Kuzbass Coal Company.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2012		2011		2010
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	2.0		2.5		2.1
Tomusinsky Open Pit	1.7		1.8		2.0
V.I. Lenina Underground	0.7		1.4		1.3
Sibirginskaya Underground	0.7		0.5		1.1
Olzherassky Open Pit	0.6		0.6		0.6

Total Coking Coal	5.7	40.1%	6.8	47.9%	7.1	50.3%

Steam Coal
Krasnogorsky Open Pit	3.7		3.2		3.3
Sibirginsky Open Pit	1.4		0.9		0.8
Olzherassky Open Pit	0.6		0.5		0.5
Olzherasskaya-Novaya Underground	0.4		0.2		0.4
Tomusinsky Open Pit	0.4		0.3		0.0

Total Steam Coal	6.5	45.8%	5.1	35.9%	5.0	35.5%

Anthracite
Krasnogorsky Open Pit	2.0		2.3		2.0
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya-Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—

Total Anthracite	2.0	14.1%	2.3	16.2%	2.0	14.2%

Total Coal	14.2	100%	14.2	100%	14.1	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2012	2011	2010
		(In thousands of tonnes)
Coking coal	Russia	1,567.2	1,615.2	1,968.6
	Asia	533.7	428.5	185.8
	CIS	429.2	378.9	164.0
	Europe	20.5	0.0	22.1

Total		2,550.6	2,422.6	2,340.5
Anthracite	Europe	1,186.4	1,266.5	573.0
	Asia	343.3	311.9	20.2
	CIS	131.3	78.8	91.1
	Russia	35.7	38.7	63.2
	Other	49.9	28.1	38.5
	Middle East(1)	42.3	25.4	44.0

Total		1,788.9	1,749.4	830.0
PCI	Asia	1,014.0	1,042.7	301.3
	Europe	540.5	663.0	142.5
	Middle East(1)	655.6	220.2	11.6
	Other	213.2	33.0	0.0
	CIS	0.0	9.8	0.0

Total		2,423.3	1,968.7	455.4
Steam coal	Russia	68.1	265.9	279.3
	Middle East(1)	206.0	131.6	344.0
	CIS	27.4	96.5	332.5
	Europe	54.9	66.6	689.7
	Asia	10.6	0.0	318.9
	Other	7.8	0.0	15.4

Total		374.8	560.6	1,979.8
Middlings	Russia	19.2	33.0	0.0
	Europe	21.5	9.5	0.0

Total		40.7	42.5	0.0

Total		7,178.3	6,743.8	5,605.7

(1)	Includes Turkey only.

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

Our Bluestone mines are located in McDowell and Wyoming counties in southern West Virginia, near the city of Beckley. West Virginia coal areas are located within the central portion of the Appalachian Plateau physiographic province, which is a broad upland that extends from Alabama through Pennsylvania. The mines are organized around three mining complexes: Keystone No. 1 and No. 2 (collectively called the “Keystone”), Justice Energy and Dynamic Energy, all of which are located in close proximity to each other. Together, the mining complexes comprise three active surface mines and three active underground mines.

The table below summarizes ROM coal production of our Bluestone mines by mine and type of coal for the periods indicated.

	2012		2011		2010
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Keystone	1.8		2.3		2.0
Justice Energy	0.4		1.0		1.0
Dynamic Energy	1.0		1.6		1.0

Total Coking Coal	3.2	88.9%	4.9	90.7%	4.0	87.0%

Steam Coal
Dynamic Energy	0.2		0.2		0.3
Keystone	0.0		0.1		0.2
Justice Energy	0.2		0.2		0.1

Total Steam Coal	0.4	11.1%	0.5	9.3%	0.6	13.0%

Total Coal	3.6	100%	5.4	100%	4.6	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth the Bluestone mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2012	2011	2010
		(In thousands of tonnes)
Coking coal	Europe	609.7	1,224.1	1,142.0
	Asia	378.7	402.7	186.7
	United States	212.4	426.0	324.1
	CIS	178.7	263.2	225.3
	Other	101.5	248.5	112.5
	Middle East(1)	21.0	75.2	84.8

Total		1,502.0	2,639.7	2,075.4
Steam coal	United States	323.1	565.7	358.1
	Europe	119.9	0.0	0.0
	Asia	16.6	0.0	0.0
	Other	19.7	0.0	0.0

Total		479.3	565.7	358.1

Total		1,981.3	3,205.4	2,433.5

(1)	Includes Turkey only.

The mines in the Keystone complex produce premium low-volatile coking coal. The complex includes an active surface mine and two active underground mines, as set out in the table below. Seam thickness ranges from a few centimeters to 1.8 meters. Coal from the mines is hauled by dump truck directly to the complex’s preparation plant for washing and is then dispatched to its rail loadout facility, which is served by the Norfolk Southern Railway. The complex is comprised of 28,328 hectares, of which 4,975 hectares are owned, 7,910 hectares are leased under long term leases expiring from 2031 to 2032 and 15,443 hectares are leased in perpetuity.

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

The table below sets forth certain information regarding each of our Bluestone mines.

Complex	Mine	Mining Method(1)	Life of Mine	Permit Expiration Dates(2)	Status(3)	Year Production Commenced
Keystone	Mine 58	Room and pillar	2016	October 2013, September 2013	Idle	1998
	Mine 65	Room and pillar	2014	June 2013, December 2013	In production	1998
	Job 39	Mountain top removal, contour and highwall	2030	December 2016, December 2017	No longer active	2001
	Pocahontas No. 11 Contour and Auger No. 2	Contour and highwall	2031	May 2013, July 2014	In production	—
Justice Energy	Job 38	Mountain top removal	2015	August 2012(4), August 2013	In production	1982
Dynamic Energy	Job 30	Mountain top removal	2015	May 2017, May 2017	In production	1997
	Ben’s Creek 1 (Frontier)	Room and pillar	2014	December 2017, June 2015	Idle	2007

(1)	Mountain top removal and contour mining are surface mining methods. Room and pillar is an underground mining method. Highwall mining is a specific method of mining which we consider to be an underground mining method.
(2)	Expiration dates listed for the following permits issued by the WVDEP: (1) Article 3 Surface Mining Permit and (2) NPDES Article 11 402 Permit.
(3)	“In production” refers to sites that are currently producing coal. “Idle” refers to sites that are capable to be productive but temporarily neither active nor being developed. “No longer active” refers to sites where mining is finished in the reporting year.
(4)	The permit expired in August 2012. We applied for the renewal of the permit to the WVDEP within the timeframe required by the law. Due to the lack of resources at the WVDEP, a decision on its application was delayed. It is not a violation of law to continue operations during the pendency of the renewal application. We expect the permit to be renewed.

In October-November 2012, we temporarily idled our Bluestone mines due to high levels of coal inventories and adverse market conditions. In January 2013, we resumed mining operations in surface mines at Justice Energy and Dynamic Energy, and in March 2013 we resumed mining operations in Mine 65 at Keystone. In April 2013, we started mining operations in Pocahontas No. 11 Contour and Auger No. 2 mine at Keystone. Mining operations in other mines are anticipated to resume once market conditions improve.

Coal is transported from our West Virginia mining complexes to customers by means of railways, trucks, barge lines and ocean-going ships from terminal facilities. Most of the Bluestone production is shipped via the

Norfolk Southern Railway, so our West Virginia operations are dependent on the capacity of and its relationship with the Norfolk Southern Railway. In 2012, we agreed upon lower freight rates with the Norfolk Southern Railway. These shipments either go directly to coking plants in North America or to port facilities for transloading into ocean going ships. In 2010, all exports of our West Virginia coal were transported through the port of Norfolk, Virginia. In April 2011, we began exporting coal through the port of New Orleans by trucking coal to a local river terminal and transporting it via barge down the Mississippi River to the port.

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

Our four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass have an aggregate annual capacity of approximately 17.0 million tonnes of ROM coal. These are Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. These washing plants have aggregate storage capacity for saleable products of 131,000 tonnes, of which 45% is covered storage.

Neryungrinskaya Washing Plant located near Neryungrinsky Open Pit has an annual capacity of 9.0 million tonnes. The plant produces coking coal concentrate and middlings. In December 2010, three out of thirty thickeners at Neryungrinskaya Washing Plant collapsed. There were no injuries but the collapse led to the suspension of works at the washing plant. We took measures to restore the thickeners. Two of three sections of the washing plant were re-launched in February 2011 and the remaining section in the middle of July 2011.

All of the coal feedstock enriched by our washing plants in 2012 (27.0 million tonnes) was supplied by our own mining operations.

In October 2012, we launched a modular seasonal washing plant for the Elga coal deposit, which operates in the warmer months of April to October only, with a seasonal capacity of 2.0 million tonnes of coal.

For our Bluestone mining operations we have four coal washing plants as follows:

Complex	Coal Washing Plant	Capacity (Short tons per year)	Status	Year Commissioned
Keystone	KS1	2,000,000(1)	Temporarily idled in February 2011 due to excess capacity but under care and maintenance	1920s, 1977
	KS2	3,250,000	In use	2010
Justice Energy	Red Fox(2)	1,900,000	In use	2006
Dynamic Energy	Coal Mountain(2)	1,900,000	In use, but underutilized; awaiting commencement of production at new mines	2007

(1)	The plant also has a thermal dryer.
(2)	Contracted pursuant to a long-term agreement with Natural Resources Partners and Taggart. The plant is operated by Taggart with its own personnel.

Investments in coal companies

We own 16.14% of Mezhdurechye OAO, a Russian coal producer whose production volume accounted for 5.0% of Russian coking coal output and 1.8% of Russian total coal output in 2012, according to the Central Dispatching Department.

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

We have two coke plants, one of which is located in the city of Chelyabinsk and the other in the Moscow region. Coke is prepared by pyrolysis (heating in the absence of oxygen) of low-ash, low-phosphorus and low-sulfur coal. Coke is used in the blast furnace as a main source of heat, a reducing agent for iron and a raising agent for charging material in the smelting process.

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

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2012	2011	2010
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,692	2,552	2,614
Chemical products	143	142	133
Coke gas	852	833	870
Moscow Coke and Gas Plant
Coke (6% moisture)	921	1,149	1,270
Chemical products	44	53	50
Coke gas	384	463	492
Total
Coke (6% moisture)	3,613	3,701	3,884

Chemical products	187	195	183

Coke gas	1,236	1,296	1,362

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2012	2011	2010
	(In thousands of tonnes)
Coke	1,113	1,042	1,151
Chemical products	192	191	171

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Moscow Coke and Gas Plant’s principal production areas.

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Coke (6% moisture)	1,202	76.6%	—
Chemical products	57	76.6%	—
Coke gas	501	76.6%	—

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes)
Coke (6% moisture)	3,081	87.4%	53

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2012, 2011 and 2010, purchases of our coke by our own production facilities amounted to 2.4 million tonnes, 2.3 million tonnes and 2.5 million tonnes, respectively, which represented 69%, 69% and 68% of our total coke sales volumes (including intra-group sales) for those periods.

We purchase some coking coal from other producers in order to produce coke. The need to purchase coking coal from third parties for coke production varies from period to period, depending on customers’ demand for particular products and the availability of suitable coal grades from our own mines.

Iron ore and concentrate production

Our iron ore operations consist of Korshunov Mining Plant which operates Korshunovsky Open Pit, Rudnogorsky Open Pit and Korshunovskaya Washing Plant, and three subsoil licenses held by Yakutugol for the Pionerskoye iron ore deposit, the Sivaglinskoye iron ore deposit and the Sutamskaya iron ore area in Yakutia.

Korshunovskaya Washing Plant is located outside of the town of Zheleznogorsk-Ilimsky, 120 kilometers east of Bratsk in the Irkutsk region. Korshunovsky Open Pit is located near the washing plant and Rudnogorsky Open Pit is located about 85 kilometers to the northwest of the washing plant. We have operated these iron ore mines and the washing plant since 2003 when we acquired Korshunov Mining Plant. Both mines produce a magnetite ore (Fe3O4) and the washing plant produces iron ore concentrate with a standard iron content of 62%. Product is shipped by rail to domestic customers as well as for export sales. All of the sites are served by regional public highways and a nearby federal motorway. The area is served by the Baikal-Amur Mainline, which connects the Trans-Siberian Mainline with China and Yakutia.

The table below sets forth certain information regarding the subsoil licenses for our iron ore mines, all of which are held by our subsidiary Korshunov Mining Plant.

Mine	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	14051 (Korshunovsk)	4.2	Open pit	June 2014	In production	1965	Lease
Rudnogorsky Open Pit	14052 (Rudnogorsk)	5.1	Open pit	June 2014	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2012		2011		2010
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(In millions of tonnes)(1)
Korshunovsky Open Pit	6.9	24.3%	6.5	25.6%	5.0	26.9%
Rudnogorsky Open Pit	5.7	31.5%	6.1	31.3%	6.0	32.5%
Tatyaninsky Open Pit(2)	—	—	0.2	27.4%	0.1	27.8%

Total ore production	12.6	27.6%	12.8	28.3%	11.1	29.9%

Iron ore concentrate production	4.4	62.2%	4.5	62.5%	4.2	62.2%

(1)	Volumes are reported on a wet basis.
(2)	Subsoil license for Tatyaninsky Open Pit was surrendered in 2012.

In 2011-2012, we obtained subsoil licenses for three iron ore deposits: the Pionerskoye deposit, the Sivaglinskoye deposit and the Sutamskaya area which are held by Yakutugol. The Pionerskoye deposit is located in Yakutia about 127 kilometers from the town of Neryungri. The area is well connected to the regional transportation network with a federal motorway located 5 kilometers to the east of the deposit. The Sivaglinskoye deposit is 120 kilometers away from Neryungri and located close to the Pionerskoye deposit. The Sutamskaya area is located 210 kilometers south-east of Neryungri. Our Yakutugol deposits contain high-quality iron ore, which will allow to produce iron ore concentrate with 65% iron content.

The table below sets forth certain information regarding the subsoil licenses for our iron ore deposits, all of which are held by our subsidiary Yakutugol.

Deposit	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status	Year Production Commenced	Surface Land Use Rights
Pionerskoye	03034 (Pionersk)	9.95	Open pit	August 2031	No activity	n/a	Lease
Sivaglinskoye	03153 (Sivaglinsk)	2.2	Open pit	March 2022	No activity	n/a	—
Sutamskaya area	03158 (Sutamskaya area)	731.3	Open pit	March 2037	No activity	n/a	—

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

The quarry produces both high-grade flux limestone for use in steel-making and ferronickel production and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determine their suitability for a particular use. In 2012, approximately 66.8% of the limestone produced at Pugachevsky Open Pit was used internally as auxiliary, with 54.8% shipped to Chelyabinsk Metallurgical Plant, 9.1% shipped to Southern Urals Nickel Plant, 2.4% to Izhstal, 0.5% to Beloretsk Metallurgical Plant, approximately 14.1% sold to third parties, and approximately 19.1% remained in the warehouse and partly was used for internal needs of the quarry. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2012	2011	2010
	(In thousands of tonnes)
Pugachevsky Open Pit	1,997	2,105	1,895

Sales of mining products

The following table sets forth sales of mining products (by volume) and as a percentage of total sales (including intra-group sales) for the periods indicated.

Product	2012	2011	2010	2012	2011	2010
	(In thousands of tonnes)(1)			(% of total sales, including intra-group)
Coking coal concentrate	8,957.0	9,643.0	8,292.1	72.4%	77.0%	73.9%
Steam coal	2,019.6	3,373.5	4,254.8	71.4%	85.6%	79.1%
Anthracite and PCI	4,552.8	4,008.4	1,879.3	95.6%	92.9%	86.7%
Iron ore concentrate	4,156.9	2,711.1	3,283.1	76.7%	61.6%	83.9%
Coke	1,112.8	1,041.7	1,150.8	31.2%	31.3%	31.0%
Chemical products	191.6	191.5	171.3	41.8%	98.2%	100.0%

(1)	Includes resale of mining products purchased from third parties.

The following table sets forth revenues by product, as further divided between domestic sales and exports (including as a percentage of total mining segment revenues) for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 24 to the consolidated financial statements.

	2012		2011		2010
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Coking coal concentrate	1,453.0	44.1%	2,223.4	53.2%	1,457.5	47.7%
Domestic Sales	16.5%		17.2%		21.8%
Export	83.5%		82.8%		78.2%
Steam coal	143.4	4.3%	220.8	5.3%	361.5	11.8%
Domestic Sales	51.4%		58.7%		25.6%
Export	48.6%		41.3%		74.4%
Anthracite and PCI	703.0	21.3%	720.8	17.3%	296.9	9.7%
Domestic Sales	1.7%		1.1%		6.4%
Export	98.3%		98.9%		93.6%
Middlings	119.9	3.7%	91.1	2.2%	71.1	2.3%
Domestic Sales	86.3%		89.4%		100.0%
Export	13.7%		10.6%		0.0%
Coke	291.4	8.8%	374.7	9.0%	360.0	11.8%
Domestic Sales	77.1%		54.7%		72.8%
Export	22.9%		45.3%		27.2%
Chemical products	75.5	2.3%	76.5	1.8%	48.5	1.6%
Domestic Sales	73.9%		70.8%		68.3%
Export	26.1%		29.2%		31.7%
Iron ore concentrate	444.7	13.5%	370.1	8.9%	338.8	11.1%
Domestic Sales	26.5%		46.7%		40.0%
Export	73.5%		53.3%		60.0%
Other(1)	66.7	2.0%	96.4	2.3%	121.6	4.0%

Total	3,297.6	100.0%	4,173.8	100.0%	3,055.9	100.0%

Domestic Sales	27.0%		26.7%		34.4%
Export	73.0%		73.3%		65.6%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

Our Russian domestic sales are conducted directly by our own production facilities. Our export sales are conducted by Mechel Carbon, based in Baar, Switzerland, and Mechel Carbon Singapore. Mechel Carbon Singapore was established in January 2012 to cover marketing and sales activities in the fast-growing Asia-Pacific market. It will consolidate the total scope of trading operations in the Asia-Pacific region by mid-2013, with Mechel Carbon focusing on covering the Atlantic seaborne market. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.

The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2012	2011	2010
Russia	25.4%	24.6%	32.3%
Other CIS	8.9%	13.4%	8.1%
Europe	14.5%	17.8%	18.3%
Asia	42.6%	35.1%	35.2%
Middle East(2)	4.8%	3.4%	2.8%
United States	1.6%	2.1%	2.1%

Other	2.2%	3.6%	1.2%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Includes Turkey only.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for 23.0% of our mining segment sales in 2012.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
EvrazHolding	7.7%	Coking coal concentrate	9.5%
		Iron ore concentrate	26.0%
ArcelorMittal	6.3%	Coking coal concentrate	3.7%
		PCI and Anthracite	22.0%
JFE Steel Corporation	3.3%	Coking coal concentrate	4.1%
		PCI and Anthracite	7.3%
Far Eastern Generating Company OAO	3.2%	Steam coal	0.7%
		Middlings	86.3%
Eregli Iron&Steel Works	2.6%	PCI and Anthracite	12.0%

Sales by Russian subsidiaries

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by railway directly to our customers, including steel producers. Our largest domestic customer for our coking coal concentrate was EvrazHolding, accounting for 9.5% of our total coking coal concentrate sales and 4.2% of our total mining segment sales in 2012.

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

We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were $27.9 million in 2012. In total, 807.9 thousand tonnes of steam coal was sold within our group, including coal purchased from third parties. SUE HCS Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 9.5% of our total steam coal sales and 0.4% of our total mining segment sales in 2012.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. Our largest domestic customer, EvrazHolding, accounted for 26.0% of our total iron ore concentrate sales and 3.5% of our total mining segment sales in 2012. We set our prices on a monthly or quarterly basis as agreed with the customers.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant, Southern Urals Nickel Plant, Bratsk Ferroalloy Plant and Tikhvin Ferroalloy Plant, which accounted for 68.8% of our total coke sales (including intra-group sales) by volume in 2012, including coke purchased from third parties. Major third party customers include cast iron, steel and ferroalloy plants located in the Central Region and in the Urals of Russia. Sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight and forwarding company, which owns its own rail rolling stock, consisting of 1,175 open cars and 106 pellet cars, leases 64 open cars and has 7,109 open cars under equipment finance leases. In 2012, Mecheltrans transported domestically approximately 27.3 million tonnes of our cargo, approximately 69% of which was comprised of coal and iron ore concentrate.

Export sales

We export coking coal concentrate, PCI and anthracite, iron ore concentrate, coke and steam coal.

In 2012, the largest foreign customer of our mining segment was ArcelorMittal, accounting for 6.3% of our total mining segment sales. ArcelorMittal purchases consisted of coking coal concentrate and PCI and anthracite.

We were Russia’s largest exporter of coking coal concentrate in 2012, according to RasMin. Our exports of coking coal concentrate are primarily to China, Ukraine, Japan, India and South Korea. In 2012, POSCO, Winsway Resources, Ducalion Trading, Annabelle Limited and JFE Steel Corporation were our largest foreign customers of coking coal concentrate, accounting for 24.4% of our total coking coal concentrate sales and 10.7% of our total mining segment sales. Shipments are made by rail to seaports and further by sea, except for shipments to Ukraine and northeast China that are made only by rail.

Our exports of PCI and anthracite are primarily to Europe, China, Japan and India, which together accounted for 90.4% of our total PCI and anthracite sales and 19.3% of our total mining segment sales in 2012. In 2012, our largest foreign customers of PCI and anthracite were ArcelorMittal, Eregli Iron&Steel Works, JFE Steel Corporation, Rizhao Rijin Chemical&Industry Co. and Gerdau Acominas.

Our exports of steam coal are primarily to Turkey, Europe and Kazakhstan, which together accounted for 45.7% of our total steam coal sales and 2.0% of our total mining segment sales in 2012. In 2012, our largest foreign customers of steam coal were Toplofikatsia Rousse, Karbon Aray Enerji Madencilik Nakliye Sanayi Ve Ticaret, Enercom Company, Femex Coal Trading and Erva Madencilik Sanayi Ve Ticaret.

PCI, anthracite and steam coal are shipped to customers from our warehouses by railway and further by sea from Russian and Baltic ports.

In 2012, we used annual contracts for export sales of coal, except for sales to Chinese customers. Coal not shipped under annual contracts was sold on the spot market.

We sold iron ore concentrate to customers in China during 2012, which accounted for 73.5% of our total iron ore concentrate sales and 9.9% of our total mining segment sales in 2012. We ship iron ore concentrate to China by rail.

We export coke primarily to Europe, Turkey, India and Kazakhstan, which together accounted for 20.8% of our total coke sales and 1.8% of our total mining segment sales in 2012. We also sell coke breeze to metallurgical plants in Western Europe.

Our Port Posiet processed 4.5 million tonnes of coal in 2012. From Port Posiet we ship primarily our steam coal and coking coal concentrate to Japan, Korea and China. While the port is undergoing upgrade and modernization, its current capacity is approximately 4.5 million tonnes of annual cargo-handling throughput and its warehousing capacity is limited to 100 thousand tonnes per month for one-time storage of no more than two grades of coal. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our Yakutugol coal production to market.

In 2012, Mecheltrans transported for export approximately 15.9 million tonnes of our cargo, approximately 85% of which was comprised of coal and iron ore concentrate.

Sales by U.S. subsidiaries

Bluestone mining business sold 2.0 million tonnes of coking and steam coal in 2012, 73% of which was sold to the export market. Substantially all of the coal was sold on the spot market. Coal is transported from the mining complexes to customers by means of railroads, trucks, barge lines and ocean-going ships from terminal facilities. A major portion of production is shipped via the Norfolk Southern Railway, so our Bluestone operations are dependent on the capacity of and our relationships with the Norfolk Southern Railway. These shipments either go directly to coking plants in North America or to port facilities for transloading into ocean going ships. In 2012, Bluestone exports went through the port of Norfolk, Virginia and the port of New Orleans, Louisiana.

Market share and competition

Coal

According to AME, we were among the 10 largest metallurgical coal exporters in the world in 2012. The following table lists the major world metallurgical coal exporters and their shares of the total metallurgical coal international trade in 2012.

Company	Metallurgical Coal Export (Millions of Tonnes)	% of Total Internationally Traded Metallurgical Coal
BHP Billiton Limited	23	8%
Mitsubishi Corporation	19	6%
Teck Resources Limited	18	6%
Anglo American plc	16	5%
Xstrata plc	14	5%
Walter Energy Inc	14	4%
Peabody Energy Corporation.	13	4%
Rio Tinto Group	11	4%
Wesfarmers Limited	8	3%
Mechel OAO	7	2%
Other	164	53%

Total Metallurgical Coal Exports	307	100%

Source: AME.

According to the Central Dispatching Department, in 2012 the Russian coal mining industry was represented by 208 companies, which operated 89 underground mines and 119 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data, the ten largest coal mining companies in Russia produced 74.8% of the overall coal production volume in 2012.

According to data from the Central Dispatching Department, in 2012, we were the largest coking coal producer in Russia, with a 20.0% share of total production by volume, and we had a 6.8% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2012, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
Mechel OAO	Southern Kuzbass Coal Company OAO	5,659	7.8%
	Yakutugol Holding Company OAO	8,817	12.2%
	Mechel Total	14,476	20.0%
Severstal OAO	Vorkutaugol OAO	9,563	13.2%
Evraz Group S.A.	Yuzhkuzbassugol Coal Company ZAO	8,506	11.8%
Sibuglemet Holding	Polosukhinskaya Mine OAO	2,921	4.0%
	Mezhdurechye OAO(1)	3,618	5.0%
	Antonovskaya Mine ZAO	525	0.7%
	Bolshevik Mine OAO	1,223	1.7%
	Sibuglemet Total	8,287	11.4%
Raspadskaya OAO	Raspadskaya OAO	6,975	9.6%
UMMC	Kuzbassrazrezugol Coal Company OAO	5,717	7.9%
MMK OAO	Belon OAO	3,951	5.5%
Stroyservis ZAO	Berezovsky Mine OOO	1,563	2.2%
	Barzasskoye Partnership OOO	1,124	1.5%
	Shestaky Mine OAO	719	1.0%
	Mine No. 12 OOO	416	0.6%
	Stroyservis Total	3,822	5.3%
Other		11,062	15.3%

Total		72,359	100.0%

Source: Central Dispatching Department.

(1)	We own 16.14% of Mezhdurechye OAO.

According to data from the Central Dispatching Department, in 2012, we were the fifth largest steam coal producer in Russia in terms of volume, with a 3.4% share of total production. The following table lists the main Russian steam coal producers in 2012, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

Group	Company	Steam Coal Production (Thousands of Tonnes)	% of Steam Coal Production by Volume
SUEK OAO	SUEK OAO (Kemerovo region)	28,047	9.9%
	SUEK OAO (Krasnoyarsk Krai)	29,504	10.4%
	Vostsibugol OOO (Irkutsk region)	14,082	5.0%
	SUEK OAO (Republic of Khakasia)	10,212	3.6%
	SUEK OAO (Tugnuysky Open Pit)	12,521	4.4%
	Primorskugol OAO	4,693	1.7%
	SUEK OAO (Zabaikalsk Krai)	4,390	1.6%
	Urgalugol OAO	5,083	1.8%
	Vostsibugol OOO (Irbeysky Open Pit)	2,668	0.9%
	SUEK Total	111,200	39.3%
UMMC	Kuzbassrazrezugol Coal Company OAO	39,699	14.1%
SDS Holding Company	Chernigovets ZAO	5,457	1.9%
	Listvyazhnaya Shaft Mine OOO	3,414	1.2%
	Salek ZAO	3,906	1.4%
	Mayskoe OOO	1,907	0.7%
	Energetic Open Pit Mine OOO	462	0.2%
	Prokopyevsky Open Pit Mine ZAO	535	0.2%
	Sibenergougol OOO	1,236	0.4%
	Yuzhnaya Shaft Mine OAO	1,789	0.6%
	UK Prokopyevskugol OOO	85	0.0%
	Kiselevsky Open Pit Mine OAO	2,196	0.8%
	Kiselevskaya Shaft Mine OOO	262	0.1%
	SDS Total	21,249	7.5%
Zarechnaya Coal Company	Zarechnaya Mine OAO	4,682	1.7%
	Oktyabrskaya Mine	2,677	0.9%
	Alexievskaya Mine OAO	2,205	0.8%
	Karagaylinskoye Mine Office OOO	238	0.1%
	Zarechnaya Total	9,802	3.5%
Mechel OAO	Southern Kuzbass Coal Company OAO	8,483	3.0%
	Yakutugol Holding Company OAO	1,211	0.4%
	Mechel Total	9,694	3.4%
Kuzbasskaya Toplivnaya Co	Kuzbasskaya Toplivnaya Co	8,711	3.1%
Russian Coal Co	UK Stepnoy Open Pit Mine OOO	3,718	1.3%
	Amursky Coal OOO	3,171	1.1%
	Zadubrovsky Open Pit Mine OOO	711	0.3%
	Russian Coal Total	7,600	2.7%
Krasnoyarskkraiugol OAO	Krasnoyarskkraiugol OAO	5,508	1.9%
Far Eastern Generating Company OAO	Luchegorsky Open Pit Mine	4,201	1.5%
Sibuglemet Holding	Mezhdurechye OAO	2,721	1.0%
	UK Yuzhnaya OAO	1,283	0.5%
	Sibuglemet Total	4,004	1.5%
Other		60,844	21.5%

Total		282,512	100.0%

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

According to the U.S. Department of Energy/Energy Information Administration, the total production of coal in the United States in 2012 was 1,016.4 million short tons. Bluestone’s share of total production was 0.4%.

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, the Evraz Group and Severstal-Resurs, representing 69.0% of total production of iron ore concentrate. We were sixth in production volume in 2012 with 4.4 million tonnes of iron ore concentrate, representing 4.4% of total production of iron ore concentrate in Russia.

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

IMC Montan (“IMC”), an independent international consulting group, which includes IMC Group Consulting Ltd. (UK), LLC IEEC (Russia), WYG International (UK), DMT & Co Kg GmbH (Germany) and other companies worldwide, has independently assessed our coal and iron ore assets by reviewing pertinent data, including resources, reserves, manpower requirements, environmental issues and the life-of-mine plans relating to productivity, production, operating costs, capital expenditures and revenues. In IMC’s view, all coal and iron ore reserves estimates have been substantiated by evidence obtained by it in site visits and observation and are supported by details of drilling results, analyses and other evidence and takes account of all relevant information supplied by us to IMC.

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

The calculation of our reserves in Russia is based on the expected operational life of each deposit based on life-of-mine plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2013 through 2037. Our most significant licenses expire between 2013 and 2024. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have received extension of certain of our subsoil licenses which expired and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “—Regulatory Matters — Subsoil Licensing in Russia.”

The Bluestone companies’ mining permits expire in 2013 through 2017. Currently, four of our 45 NPDES permits are pending renewal with the state of West Virginia following orders from the EPA. See “Item 3. Key Information — Risk Factors — Risks Relating to Other Countries Where We Operate — The Bluestone companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters and face a highly litigious environment.”

As of December 31, 2012, we had coal reserves totaling 3,215.2 million tonnes, of which approximately 75% was coking coal. The table below summarizes coal reserves.

Company	Proved reserves(1)	Probable reserves(1)	Total	% in Open Pit
	(In thousands of tonnes)
Yakutugol	1,931,526	491,818	2,423,344	99.5%
Southern Kuzbass Coal Company	612,628	26,310	638,938	74.5%
Bluestone	85,025	67,925	152,950	61.6%

Total	2,629,179	586,053	3,215,232	92.8%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2012.

Company	Category	Coking	Steam	Anthracite	Lignite	Total(1)
	(In thousands of tonnes)
	Proved	1,587,994	259,830	0	83,702	1,931,526
	Probable	393,075	98,743	0	0	491,818

Yakutugol	Total	1,981,069	358,573	0	83,702	2,423,344
	Proved	261,968	224,309	126,351	0	612,628
	Probable	19,034	7,173	103	0	26,310

Southern Kuzbass Coal Company	Total	281,002	231,482	126,454	0	638,938
	Proved	85,025	0	0	0	85,025
	Probable	67,925	0	0	0	67,925

Bluestone	Total	152,950	0	0	0	152,950
	Proved	1,934,987	484,139	126,351	83,702	2,629,179
	Probable	480,034	105,916	103	0	586,053

Total		2,415,021	590,055	126,454	83,702	3,215,232

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth our reserves attributable to our Yakutugol mines as of December 31, 2012.

Mine	Proved reserves	Probable reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit(4)	139,310	1,298	140,608	8,200	0.30
Kangalassky Open Pit(5)	83,702	0	83,702	3,837-4,107	0.15-0.85
Dzhebariki-Khaya Underground(5)	10,956	0	10,956	4,490	0.30
Elga Open Pit(6)	1,697,558	490,520	2,188,078	7,500-8,600	0.30

Total	1,931,526	491,818	2,423,344

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $134 per tonne (FCA basis) for coking coal and $42-$51 per tonne (FCA basis) for steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at the Neryungrinskaya Washing Plant. The average coal recovery factor is estimated to be 63%.
(5)	Coal is sold as ROM without processing.
(6)	The average coal recovery factor is estimated to be 67%.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2012.

Mine	Proved reserves	Probable reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	218,465	194	218,659	5,800	0.40
Olzherassky Open Pit	57,002	6,424	63,426	8,170	0.25
Tomusinsky Open Pit	14,202	4,400	18,602	8,350	0.30
Sibirginsky Open Pit	175,050	45	175,095	8,483	0.30
Sibirginskaya Underground	42,367	4,024	46,391	8,441	0.29
V.I. Lenina Underground	30,873	11,223	42,096	8,468	0.33
Olzherasskaya-Novaya Underground	37,686	0	37,686	7,900	0.30
Yerunakovskaya-1 Underground (project)	36,983	0	36,983	—	—
Yerunakovskaya-3 Underground (prospect)(6)	—	—	—	—	—
Yerunakovskaya-2 Underground (prospect)(6)	—	—	—	—	—
Olzherasskaya-Glubokaya Underground (prospect)(6)	—	—	—	—	—
Usinskaya Underground (prospect)(6)	—	—	—	—	—

Total	612,628	26,310	638,938

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used approximately $110 per tonne (FCA basis) for coking coal and $70-$84 per tonne (FCA basis) for sized and washed steam coal.
(3)	All mines except Tomusinsky Open Pit are 96.6% owned by us. Tomusinsky Open Pit is 74.5% owned by us. Reserves are presented on an assumed 100% basis.
(4)	Mined coal is processed at Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. The average coal recovery factor is estimated to be 73% (within the range of 53-77%).
(5)	Heat value is reported on a moisture- and ash-free basis.
(6)	Not considered by IMC in their review because these prospects presently do not have mine plans.

The table below sets forth our reserves attributable to our Bluestone mines as of December 31, 2012.

Complex	Proved reserves	Probable reserves	Total(1)(2)(3)	Heat Value(4)	% Sulfur
	(In thousands of tonnes)			(In Btu/lb)
Keystone Surface	36,038	33,051	69,089	14,724	0.75
Keystone Underground	12,866	5,647	18,513	14,724	0.75
Justice Energy Surface	6,345	3,025	9,370	14,626	0.97
Justice Energy Underground	4,048	8,358	12,406	14,626	0.97
Dynamic Energy Surface	10,443	5,300	15,743	14,611	1.01
Dynamic Energy Underground	15,285	12,544	27,829	14,611	1.01

Total	85,025	67,925	152,950

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $130 per tonne (FCA basis) for coking coal and $55 per tonne (FCA basis) for steam coal.
(3)	Mined coal is processed at our local washing plants at the Keystone, Justice Energy and Dynamic Energy operations. The average coal recovery factor is estimated to be within the range of 44.3-53.9%.
(4)	Heat value is reported on a moisture- and ash-free basis.

As of December 31, 2012, we had iron ore reserves (proved and probable) totaling 192.3 million tonnes at an average iron grade of 28.4%. The table below summarizes iron ore reserves by mine.

Mine	Proved reserves	Probable reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(In thousands of tonnes)
Korshunovsky Open Pit	62,961	44,874	107,835	25.4
Rudnogorsky Open Pit	50,925	33,507	84,432	32.2

Total	113,886	78,381	192,267	28.4

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $120 per tonne (CPT basis).
(3)	All mines are 85.6% owned by us. Reserves are presented on an assumed 100% basis.
(4)	The average iron ore recovery factor is estimated to be within the range of 74-86%.

Limestone

Our limestone mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our limestone mineral reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our limestone mineral reserves has been prepared by our internal mining engineers as of December 31, 2012. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

The subsoil license for our limestone mineral reserves is issued for defined boundaries and expires in January 2014. Our declared limestone reserves are contained within the current license boundary. Based on Russian law and practice, as evidenced by publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit. License extension is being granted subject to the licensee not being in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We intend to extend our license for limestone deposit expected to remain productive subsequent to its license expiry date. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities.

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

As of December 31, 2012, we had limestone reserves (proven and probable) totaling 16.4 million tonnes at 55.2% calcium oxide.

Reserves(1)(2)(3)	Within Subsoil License Term	Outside Subsoil License Term	Total	Grade (% CaO)
	(In millions of tonnes)
Pugachevsky Open Pit	2.1	14.3	16.4	55.2

(1)	Reserve estimates use the tonnages that are expected to be mined, taking into account dilution and losses.
(2)	We own 100% of Pugachevsky Open Pit, the holder of the subsoil license for the Pugachevsky limestone quarry. Reserves are presented for the mine on an assumed 100% ownership basis.
(3)	In estimating our reserves we use an average price of $6.39 per tonne of commodity limestone and currency conversions are carried out at average official exchange rates of the CBR.

Steel Segment

Our steel segment comprises production and sale of semi-finished steel products, carbon and special steel long products, carbon and stainless flat steel products and high value-added metal products, including wire products, stampings and forgings. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. Our steel segment is supported by our mining segment, which includes iron ore concentrate and coke, and our ferroalloys segment, which includes ferronickel, ferrochrome and ferrosilicon.

Our steel segment has production facilities in Russia, Lithuania, the United Kingdom and Ukraine. Our total steel output was 6.1 million tonnes in 2010, 6.1 million tonnes in 2011 and 6.5 million tonnes in 2012.

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

Semi-finished products. Semi-finished products typically require further milling before they are useful to end consumers. We offer semi-finished billets, blooms and slabs. Billets and blooms are precursors to long products and have a square cross section. The difference between billets and blooms is that blooms have a larger cross-section which is more than eight inches and is broken down in the mill to produce rails, I-beams, H-beams and sheet piling. Slabs are precursors to flat products and have a rectangular cross section. Such types of products can be produced both by continuous casting of liquid steel and by casting of liquid steel in casting forms with subsequent drafting on blooming mills. We offer our customers billets and blooms produced by Izhstal, Chelyabinsk Metallurgical Plant and Donetsk Electrometallurgical Plant, as well as slabs produced by Chelyabinsk Metallurgical Plant.

Long steel products. Long steel products are rolled products used in many industrial sectors, particularly in the construction and engineering industries. They include various types of products, for example, rebar, calibrated long steel products and wire rod, which could be supplied both in bars and coils in a wide range of sizes. Our long products are manufactured at Chelyabinsk Metallurgical Plant, Izhstal and Beloretsk Metallurgical Plant in Russia and Invicta Merchant Bar in the United Kingdom.

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

Stampings and forgings. Stampings are special parts stamped from metal billets. Forgings are special products made through the application of localized compressive forces to metal. Forged metal is stronger than cast or machined metal. Our forgings and stampings are offered on a made-to-order basis according to minimum batches depending on the products’ sizes. Our product offerings include rollers and axles used in vehicle manufacturing; gears and wheels; bars; and others. Our stampings and forgings are produced at Urals Stampings Plant, including its branches in Izhevsk and Chelyabinsk.

Wire products and seized rolling. Wire products are the result of processing of wire rod and rolled band which are ready for use in manufacturing and consumer applications. Our wire products are manufactured at Izhstal, Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant in Russia and Mechel Nemunas in Lithuania. Our wide-ranging wire products line includes spring wire; bearing wire; precision alloy wire; high and low carbon concrete reinforcing wire; galvanized wire; copper-coated and bright welding wire; various types of nails; steel wire ropes specially engineered for the shipping, aerospace, oil and gas and construction industries; aerials for electric trams and buses; steel wire ropes for passenger and freight elevators; general-purpose wire; steel straps and clips; chain link fences; welded (reinforcing) meshes; and others.

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2012	2011	2010
	(In thousands of tonnes)
Pig Iron	4,161	3,728	4,149
Semi-Finished Steel Products, including:	2,596	2,046	2,212
Carbon and Low-Alloyed Semi-Finished Products	2,592	1,513	1,783
Long Steel Products, including:	3,161	3,590	3,515
Stainless Long Products	13	12	12
Alloyed Long Products	265	329	383
Rebar	2,018	2,091	1,901
Wire Rod	441	597	713
Low-Alloyed Engineering Steel	564	396	341
Flat Steel Products, including:	523	539	443
Stainless Flat Products	27	48	46
Carbon and Low-Alloyed Flat Products	496	491	397
Forgings, including:	72	85	76
Stainless Forgings	5	4	3
Alloyed Forgings	48	53	45
Carbon and Low-Alloyed Forgings	18	24	28
Stampings	111	117	97
Wire Products, including:	952	997	869
Wire	755	774	672
Ropes	54	62	58

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace, or BOF, and production in an electric arc furnace, or EAF.

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap metal. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. Approximately 70% of the world’s steel output is made in BOFs.

In EAF steel manufacturing, steel is generally produced from remelted scrap metal. Heat to melt the scrap metal is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap metal. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 30% of the world’s steel output is made in EAFs.

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

Steel production facilities

Most of our metallurgical plants have obtained a certificate of quality under ISO international standards. For example, the main manufacturing processes at Beloretsk Metallurgical Plant, Chelyabinsk Metallurgical Plant, Urals Stampings Plant, Donetsk Electrometallurgical Plant and Izhstal are ISO 9001:2008 certified. Donetsk Electrometallurgical Plant is also certified under environmental protection standard ISO 14001.

Chelyabinsk Metallurgical Plant

Chelyabinsk Metallurgical Plant produces rolled products and semi-finished products for further milling in Russia or our internal needs. Chelyabinsk Metallurgical Plant is sintering production for blast furnaces, BOF/EAF steel mill with rolling production. It produces semi-finished steel products, and flat and long carbon and stainless steel products. Its customer base is largely comprised of customers from the construction, engineering and hardware industries. We acquired Chelyabinsk Metallurgical Plant in 2001.

The plant sources its coking coal concentrate needs from Southern Kuzbass Coal Company and Yakutugol, its iron ore needs from Korshunov Mining Plant and its nickel needs from Southern Urals Nickel Plant. In 2006, coke production and special steel production were separated from Chelyabinsk Metallurgical Plant into separate entities, including Mechel Coke, which were wholly-owned subsidiaries of Chelyabinsk Metallurgical Plant. In August 2007, ownership of Chelyabinsk Metallurgical Plant’s special steel operations was transferred to the Chelyabinsk branch of Urals Stampings Plant. In June 2010, a 100% interest in Mechel Coke was transferred to Mechel Mining.

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

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Sintering	5,120	100.0%	132
Pig Iron	4,300	96.8%	—
Steel-making	5,177	95.7%	—
Rolling	4,751	96.2%	—

Chelyabinsk Metallurgical Plant produced approximately 5.0 million tonnes of raw steel and 4.6 million tonnes of rolled products in 2012.

In the second half of 2007, we began an upgrade of Chelyabinsk Metallurgical Plant’s arc-furnace melting shop No. 6 to increase the slab concaster production capacity to 1.2 million tonnes per year. Danieli & C. Officine Meccaniche S.p.A. (“Danieli”), an Italian supplier of equipment and plants to the metals industry, is the basic equipment provider for the concasting machine and the out-of-furnace processing complex. In July 2010, we commissioned new production complex in arc-furnace melting shop No. 6 which consists of ladle furnace, vacuum degasser and a slab concaster. Currently, the slab concaster is in commercial operation.

In 2008, we initiated construction of a universal rail and structural rolling mill at the Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. The project requires $714.5 million in capital investments. On June 30, 2008, Chelyabinsk Metallurgical Plant entered into a contract with Danieli for supply of the universal rolling mill. The total amount of the contract is €220.0 million. In order to perform design, construction-and-assembling and pre-commissioning works on the rolling mill, on October 29, 2008, Chelyabinsk Metallurgical Plant signed a contract with the Chinese construction company Minmetals Engineering Co. Ltd. (“Minmetals”). The contract is concluded on a turnkey basis with a total value of $261.0 million. In 2012, the construction of the building for finishing and dispatching of rail mill products was completed. At present, assemblage and adjustment of the equipment on the mill train are being carried out. The launch of the universal rolling mill is scheduled for 2013.

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

In December 2010, Mechel Materials started the assembling of the main manufacturing equipment of the grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 million tonnes capacity per annum on the premises of Chelyabinsk Metallurgical Plant. The main raw material will be blast furnace slag produced by Chelyabinsk Metallurgical Plant, which will result in non-waste production of pig iron at the facility. This complex will be the first Russian facility producing high-quality Portland blast-furnace slag cement of certain grade (CEMIII/A). Portland blast-furnace slag cement is widely used in construction industry for production of reinforced concrete structures. The general contractor is Austrian FMW GmbH. The amount to be invested is estimated at $174.4 million. The commissioning of the grinding-mixing complex is planned for the second quarter of 2013.

Izhstal

Izhstal is a special steel producer located in the western Urals city of Izhevsk, in the Republic of Udmurtia, a Russian administrative region also known as Udmurtia. Its customer base is largely comprised of companies from the aircraft, defense, engineering, automotive and construction industries. We acquired Izhstal in 2004.

Izhstal’s principal production facilities include two EAFs of 30 and 40 tonnes; two ladle furnaces and a ladle vacuum oxygen decarburizer; a blooming mill for 100-220 millimeter square billets; three medium-sized long products rolling mills for 30-120 millimeter round bars, 30-90 millimeter square bars, bands and hexagonal bars; and one continuous small sort wire mill for 5.5-29 millimeter round, 12-28 millimeter square and 12-27 millimeter hexagonal light sections, reinforced steel and bands. In January 2011, stampings production was separated and transferred to the Izhevsk branch of Urals Stampings Plant. In June 2011, wire products production, which includes various drawing machines, a pickling line, bell furnaces and patenting lines, was spun-off into a branch of Beloretsk Metallurgical Plant. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Izhstal’s principal production areas.

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Steel-making	351	95.1%	—
Rolling	420	98.2%	—
Wire products and seized rolling	6	86.5%	—

Izhstal produced approximately 333.8 thousand tonnes of raw steel, 412.2 thousand tonnes of rolled products and approximately 5.2 thousand tonnes of wire products and seized rolling in 2012.

In order to improve Izhstal’s efficiency, in the second half of 2007 we began the first stage of an upgrade at the Izhstal mill, including the installation of a new modern electric arc furnace with a total capacity of 40 tonnes, an out-of-furnace processing complex and a new concasting machine, in addition to reconstruction of rolling mill No. 250 and the disposal of outdated open-hearth furnaces. The new electric steel-making complex was commissioned in 2010 and currently the equipment is in commercial operation. Reconstruction of rolling mill No. 250 which had been suspended due to the global financial and economic crisis of 2008-2009 was resumed in October 2010. The rolling mill was commissioned in 2011 and currently the production facilities are in commercial operation. The upgrade process resulted in: (1) significant reductions in consumption of metal, natural gas and electric power in rolled product manufacturing, (2) improvements in product quality to meet current international standards and expansion of product range, and (3) environmental improvements.

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a wire products plant in Beloretsk, in the southern Ural Mountains, that produces wire rod and a broad range of wire products from semi-finished steel products supplied by Chelyabinsk Metallurgical Plant. Its customers are largely from the construction and railways repair industries. We acquired Beloretsk Metallurgical Plant in 2002.

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

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Rolling	630	100.0%	—
Wire products	590	95.5%	—

Beloretsk Metallurgical Plant produced a total of 565.5 thousand tonnes of wire products in 2012. Rolled products production amounted to a total of 630.0 thousand tonnes, out of which 489.6 thousand tonnes were further processed into wire products and 140.7 thousand tonnes constituted the output volume of wire rod for third party customers.

Vyartsilya Metal Products Plant

Vyartsilya Metal Products Plant is a wire products plant in the Republic of Karelia, an administrative region in the northwest of Russia near the Finnish border that produces low carbon welding, general-purpose and structural wire, nails and steel bright and polymeric-coated chain link fences. The plant uses wire rod supplied by Chelyabinsk Metallurgical Plant and Beloretsk Metallurgical Plant. The plant’s customers are largely from the construction industry. We acquired Vyartsilya Metal Products Plant in 2002.

Vyartsilya Metal Products Plant’s principal production facilities include drawing and chain linking machines and nail-making presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Vyartsilya Metal Products Plant’s principal production area.

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Wire products	130	91.7%	—

Vyartsilya Metal Products Plant produced 119.2 thousand tonnes of wire products in 2012.

Urals Stampings Plant

Urals Stampings Plant produces stampings and forgings from special steels and heat-resistant and titanium alloys for the aerospace, oil and gas, heavy engineering, railway transportation, power and other industries. Urals Stampings Plant sources its special steel needs from Chelyabinsk Metallurgical Plant. We acquired Urals Stampings Plant in 2003.

Principal production facilities of Urals Stampings Plant and its branches in Izhevsk and Chelyabinsk include 1.5-25 tonne swages and hydraulic presses. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Urals Stampings Plant’s principal production area.

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	213	85.9%	—

Urals Stampings Plant produced 182.7 thousand tonnes of special steel stampings and forgings in 2012.

Mechel Nemunas

Mechel Nemunas is a Lithuanian wire products plant that produces drawn, annealed and seized wire, nails, steel wire fiber and chain link fences. Its customers are primarily from the construction industry. We acquired Mechel Nemunas in 2003.

Mechel Nemunas’s principal production facilities include drawing machines and nail-making presses with shank threading, chain linking machines and bell furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Nemunas’s principal production area.

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Wire products	90	94.8%	—

Mechel Nemunas produced 85.3 thousand tonnes of wire products in 2012.

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

Donetsk Electrometallurgical Plant’s principal production facilities include an EAF of 130 tonnes; a ladle furnace; a vacuum degasser; a concasting machine; and a blooming workshop equipped with heat treatment machines. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Donetsk Electrometallurgical Plant’s principal production areas.

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Steel-making	1,100	45.9%	—
Rolling	1,100	5.5%	—

Donetsk Electrometallurgical Plant produced 504.9 thousand tonnes of raw steel and 60.5 thousand tonnes of rolled products in 2012.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated. Steel segment sales data presented in “— Steel Segment” do not include intercompany sales.

	2012		2011		2010
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Pig Iron	110.1	1.6%	122.6	1.7%	63.5	1.1%
Semi-Finished Products, including:	1,163.2	17.1%	1,300.1	18.2%	1,235.6	22.1%
Carbon and Low-Alloyed Semi-Finished Products(1)	993.2	14.6%	1,072.6	15.0%	1,091.9	19.5%
Long Steel Products, including:	2,884.9	42.4%	3,076.5	43.0%	2,266.8	40.6%
Stainless Long Products	42.2	0.6%	33.5	0.5%	51.8	0.9%
Other Long Products	1,030.4	15.1%	1,183.2	16.5%	777.2	13.9%
Rebar	1,689.0	24.8%	1,645.5	23.0%	1,150.3	20.6%
Wire Rod	123.3	1.8%	214.3	3.0%	287.5	5.1%
Flat Steel Products, including:	635.8	9.4%	739.5	10.3%	487.3	8.7%
Stainless Flat Products	147.2	2.2%	224.2	3.1%	204.6	3.7%
Carbon and Low-Alloyed Flat Products	488.6	7.2%	515.3	7.2%	253.6	4.5%
Forgings, including:	152.9	2.2%	167.0	2.3%	121.0	2.2%
Stainless Forgings	39.4	0.6%	43.1	0.6%	22.8	0.4%
Other Forgings	113.5	1.6%	123.9	1.7%	98.2	1.8%
Stampings	289.7	4.3%	302.3	4.2%	191.4	3.4%
Wire Products, including:	888.9	13.1%	944.2	13.2%	722.9	12.9%
Wire	593.1	8.7%	641.9	9.0%	491.5	8.8%
Ropes	83.1	1.2%	92.6	1.3%	75.2	1.3%
Other Wire Products	212.7	3.1%	209.7	2.9%	156.2	2.8%
Steel Pipes	260.6	3.8%	240.6	3.4%	114.8	2.1%
Other	417.3	6.1%	261.6	3.7%	382.9	6.9%

Total	6,803.4	100%	7,154.4	100%	5,586.2	100%

(1)	Excludes revenues from slab sales.

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2012	2011	2010
Russia	56.5%	53.5%	54.7%
Other CIS	10.6%	6.4%	7.0%
Europe	19.1%	23.3%	17.9%
Asia	3.3%	0.8%	2.8%
Middle East(2)	7.5%	10.8%	14.7%
United States	0.9%	1.8%	0.3%
Other	2.1%	3.4%	2.6%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

(2)	Our steel segment sales to Middle East primarily go to Saudi Arabia, Turkey and Iran, which together accounted for 82.6% of the total steel segment sales to Middle East in 2012. We did not have any direct sales to Iran and Syria in 2012, and we have no plans to make such direct sales in the future.

In 2012, the five largest customers of our steel segment products were Al-Ittefaq Steel Products Co. (semi-finished products), Pervouralsk New Pipe Plant (long steel products, semi-finished products, wire rod and flat steel products), Donetsksteel (semi-finished products and long steel products), Amesco FZE (semi-finished products and wire rod) and Magellan Corporation (long steel products), which together accounted for 5.5% of our steel segment sales.

In 2012, we continued operations with the related metallurgical plants. We also continued selling semi-finished products, long steel products, flat steel products and pig iron to Metallurg-Trust. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” These transactions furthered all parties’ interests in expanding our group’s operations and products range in the steel market and allowing the related metallurgical plants access to our group’s strong supply and sales networks. Revenues from sales to the related metallurgical plants and Metallurg-Trust amounted to 11.0% of our steel segment sales in 2012.

The majority of our steel segment export sales are made to end users in non-sanctioned countries on CFR basis, and the minority of our steel products is exported to independent distributors and traders on FOB basis. Contracts with distributors and traders generally specify certain ports to which we must deliver our products. The distributors and traders take delivery of our products at these locations, and further on-sell the products to other distributors or end users. When these distributors take delivery of our products, we are provided in certain instances with documentation showing the further destination of our products. We do not have control over the final destination of our products, contractually or otherwise. We refer to such sales as “indirect sales”.

Based on such documentation, we are aware that certain of our products are sold into and can be re-sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria and Belarus (the “Sanctioned Countries”). We estimate that approximately 1.4% of our total sales in 2012 were sold in the Sanctioned Countries, of which 0.9% were indirect sales by independent distributors and traders to other distributors or end users and 0.5% were direct sales to customers in Belarus.

We are aware of governmental initiatives in the United States and elsewhere to adopt laws, regulations or policies prohibiting or materially restricting transactions with or investment in, or requiring divestment from, entities doing business with the Sanctioned Countries. We recognize that acts prohibiting or restricting the foregoing can sometimes be applied to our company and that dealings with the Sanctioned Countries can have an adverse effect on our business reputation.

The following table sets forth information on our domestic and export sales of our primary steel product categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 24 to the consolidated financial statements.

Products	2012	2011	2010
	(In millions of U.S. dollars, except for percentages)
Pig Iron	110.1	122.6	63.5
Domestic Sales	46.2%	17.7%	62.7%
Export	53.8%	82.3%	37.3%
Semi-Finished Steel Products	1,163.2	1,300.1	1,235.6
Domestic Sales	26.9%	26.9%	18.2%
Export	73.1%	73.1%	81.8%
Long Steel Products	2,884.9	3,076.5	2,266.8
Domestic Sales	83.3%	81.9%	76.1%
Export	16.7%	18.1%	23.9%
Flat Steel Products	635.8	739.5	487.3
Domestic Sales	87.6%	86.1%	92.2%
Export	12.4%	13.9%	7.8%
Forgings	152.9	167.0	121.0
Domestic Sales	83.7%	78.4%	74.5%
Export	16.3%	21.6%	25.5%
Stampings	289.7	302.3	191.4
Domestic Sales	93.7%	91.9%	92.7%
Export	6.3%	8.1%	7.3%
Wire Products	888.9	944.2	722.9
Domestic Sales	80.7%	78.2%	79.1%
Export	19.3%	21.8%	20.9%
Steel Pipes	260.6	240.6	114.8
Domestic Sales	96.1%	98.9%	99.9%
Export	3.9%	1.1%	0.1%
Other	417.3	261.6	382.9
Domestic Sales	99.0%	96.9%	93.9%
Export	1.0%	3.1%	6.1%

Total	6,803.4	7,154.4	5,586.2

Domestic Sales	75.0%	72.2%	67.2%
Export	25.0%	27.8%	32.8%

The end users of our steel products vary. Our rebars are principally used in the construction industry. The main end users of our wire rods are small wire-drawing operations. Our carbon sheet is used in the construction (covers, floor plates), automotive (spare parts) and pipe manufacturing industries. Our high-quality round bars are used in various moving parts manufactured by the automotive industry (spare parts, gear boxes), the machinery industry (hydraulic devices, drill bits), the shipbuilding industry (forged parts), the aircraft industry (spare parts for turbines and gears) and other industries. Our forgings and stampings are primarily used in the automotive, aerospace, petrochemical, textile and food and consumer goods sectors.

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2012.

Use by Industry	Metal Works, Wire Products Plants	Pipe Factories	Construction	Engineering	Railway Construction, Repair	Power Generation	Other Industries(1)
Semi-Finished Steel Products	83.3%	2.5%	0.0%	0.0%	0.0%	0.0%	14.2%
Long Steel Products	1.1%	2.5%	46.7%	3.6%	1.7%	18.6%	25.8%
Flat Steel Products	1.4%	3.6%	19.9%	7.6%	0.1%	18.8%	48.6%
Forgings	3.7%	44.5%	0.0%	9.2%	0.0%	33.6%	9.0%
Stampings	0.1%	0.0%	0.0%	12.5%	70.7%	4.3%	12.4%
Wire Products	0.2%	0.5%	23.7%	3.2%	0.6%	30.0%	41.8%
Steel Pipes	0.0%	0.0%	25.6%	0.0%	0.0%	66.1%	8.3%

(1)	Including the defense, aerospace, petrochemical, textile, food and consumer goods sectors.

Marketing and distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Our overall sales strategy is to develop long-term, close partnerships with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end-user customers, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers with the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong brand identity for Mechel throughout Russia and other countries of the CIS, Central and Eastern Europe, South-East Asia and the Middle East (in particular, Turkey and Saudi Arabia).

Mechel Service Global, through its subsidiaries, provides end-user customers in Russia, the CIS, Europe and Turkey with our steel products. Mechel Service Global’s subsidiaries help us to develop and service our long-standing customer relationships by providing highly specialized technical sales and service to our customers.

In 2012, most of our production facilities handled their domestic wholesales independently, and our export wholesales were marketed by Mechel Trading.

We also market and sell steel products sourced from, and supply our products as well as products we purchase on the market to, the related metallurgical plants. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, a Russian subsidiary of Mechel Service Global, has 83 storage sites in 68 cities throughout Russia to serve our end-user customers, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. Mechel Service had 2,025 employees as of December 31, 2012.

Export sales

Most of the exports in our steel segment are made to end users in non-sanctioned countries and minority to independent distributors and traders, which then sell our products to end users. Our subsidiary Mechel Trading has a branch office in Belgium and a representative office in Turkey.

Since 2010, we have been developing sales of high-quality rolled steel products to local end-user customers in Europe through Mechel Service Global’s subsidiaries by means of establishment and launching of new centers for processing of high-quality rolled steel products to meet the requirements of our customers. Our production facilities supply high-quality rolled steel products to the subsidiaries of Mechel Service Global in Western Europe either directly, or through the logistics center in the Port of Antwerp. Our logistics center in the Port of Antwerp also allows us to sell high-quality rolled steel products to manufacturing and service companies on a walk-in basis.

Distribution

Rail transportation is used for most of shipments from our production facilities and warehouses to our end customers, wholesale warehouses or seaports.

Market share and competition

In our core export markets, we primarily compete with Russian and Ukrainian producers. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 84.0% of overall domestic crude steel output in 2012, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•

Novolipetsk Metallurgical Works OAO (“NLMK”) is Russia’s largest steel manufacturer by volume, accounting for 18.0% of the volume of Russian commodity steel production in 2012. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 70.7% of its products in 2012. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoylensky GOK. The company’s steel facilities are located in Lipetsk, to the southeast of Moscow. NLMK also controls Maxi-Group OAO in Russia, which operates two steel production sites in the Sverdlovsk region: square billet and long steel producer Nizhneserginsky Hardware & Metallurgical Works and long steel and wire products producer Berezovsky Electro-Steel Works. These facilities are managed by the NLMK-Long steel OOO which had a 2.8% share in domestic commodity steel products output in 2012.

•

Magnitogorsk Iron & Steel Works OAO (“MMK”) is Russia’s second largest steel manufacturer by volume, accounting for 17.5% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2012. MMK’s product mix is comprised mostly of flat products, representing 83.8% of its commercial steel products output (including semis) in 2012. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 31.5% of its output in 2012. Its production facilities are located in Magnitogorsk in the southern Urals.

•	Evraz Group S.A., whose Russian operations include the steel producers Nizhny Tagil Metallurgical Works OAO, ZapSib and Kuznetsky Metallurgical Works OAO, is Russia’s third largest steel manufacturer by volume on a consolidated basis, accounting for 16.2% of Russia’s total commodity steel products output in 2012. Evraz Group focuses on the production of long products, including rebars, wire rods and profiled rolled products (such as rails, beams and channels). Evraz Group also controls iron ore producers Kachkanar GOK OAO and Vysokogorsky GOK OAO and coking coal producer Yuzhkuzbassugol Coal Company OAO, and has an equity investment in Raspadskaya OAO, which produces coking coal.

•

Severstal OAO had a 14.9% share by volume of Russian commodity steel products output in 2012. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products and controls 28.8% of Russia’s total flat products output. Domestic sales accounted for 58.0% of Severstal’s output in 2012, with the oil and gas industry and automotive sector as its leading customers. Severstal also controls coal producer VorkutaUgol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements.

•

Metalloinvest Management Company OOO (“Metalloinvest”), whose Russian assets consist of Oskolsky Electric Metallurgical Works OAO (“OEMK”) and Ural Steel OAO, had a 6.8% share of Russian commodity steel products output. OEMK produces only long products, and Ural Steel produces both long and flat products. Metalloinvest exported 66.2% of its commodity steel production in 2012. The company’s production facilities are located in the Central and Urals federal districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities: Lebedinsky GOK OAO and Mikhailovsky GOK OAO.

Source: Company websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, Evraz Group and Metalloinvest produce primarily long products. Mechel is the second largest and most comprehensive producer of special steel and alloys in Russia, and accounted for 20.0% of total Russian special steel output by volume in 2012, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert and Chermet.

In the Russian non-special steel long products category, our primary products and our market position by production volume in 2012 were as follows, according to Metal Expert:

•

Reinforcement bar (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2012, the largest domestic rebar producers were Evraz Group (25.0%), Mechel (21.2%), NLMK-Long steel (18.5%) and Abinsk Electric Steel Works (7.3%).

•	Wire rod — There were five major producers of wire rod in Russia in 2012: Mechel (34.2%), NLMK-Long steel (19.4%), Evraz Group (18.6%), MMK (14.8%) and Severstal (12.4%).

OEMK, an electric arc furnace steel mill specializing in carbon and special steel long products and our nearest special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (bearing, tool, high-speed and stainless long steel) in 2012, producing 11.7% of the total Russian output by volume, and we had significant shares of Russian 2012 production volumes of stainless long products (13.3%), tool steel (20.7%) and high-speed steel (41.3%).

The following tables set forth additional information regarding our 2012 market shares in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Evraz Group S.A.	5,423	31.4%
Mechel OAO	3,004	17.4%
NLMK-Long steel OOO	1,749	10.1%
MMK OAO	1,740	10.0%
Severstal OAO	1,104	6.4%
Metalloinvest Management Company OOO	820	4.7%
Other	3,453	20.0%

Total	17,293	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	917	34.2%
NLMK-Long steel OOO	521	19.4%
Evraz Group S.A.	500	18.6%
MMK OAO	398	14.8%
Severstal OAO	333	12.4%
Other	17	0.6%

Total	2,686	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Evraz Group S.A.	1,819	25.0%
Mechel OAO	1,542	21.2%
NLMK-Long steel OOO	1,351	18.5%
Abinsk Electric Steel Works OOO	535	7.3%
Revyakino Metal-Rolling Plant OAO	420	5.8%
Other	1,622	22.2%

Total	7,289	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	25.3	54.7%
VMZ Red October	19.3	41.8%
Other	1.6	3.5%

Total	46.2	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	674.0	36.1%
Severstal-Metiz OAO	393.1	21.0%
MMK-Metiz OAO	323.9	17.3%
NLMK-Long steel OOO	281.8	15.1%
Evraz Group S.A.	171.3	9.2%
Other	23.8	1.3%

Total	1,867.9	100.0%

Source: Prommetiz, manufacturers’ data.

Wire products — Spring wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	46.9	57.3%
Severstal-Metiz OAO	26.5	32.4%
MMK-Metiz OAO	8.4	10.3%

Total	81.8	100.0%

Source: Manufacturers’ data.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz OAO	58.4	50.7%
Mechel OAO	49.1	42.6%
MMK-Metiz OAO	7.7	6.7%

Total	115.2	100.0%

Source: Manufacturers’ data.

Raw materials

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and limestone. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2012, our steel-making operations used 6.2 million tonnes of iron ore feed, approximately 24% in the form of pellets and 76% in the form of sinter, and we internally sourced 8% of our total iron ore concentrate requirements during this period. Korshunov Mining Plant supplied our steel segment with 0.3 million tonnes of iron ore concentrate in 2012. In 2012, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Karelsky Okatysh, Mikhailovsky GOK and Bakalskoye Rudoupravlenie, as well as Kazakh suppliers such as Sokolov-Sarbai Mining Production Association under monthly, quarterly and annual contracts on market terms.

We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2012, our production facilities used 4.5 million tonnes of coking coal concentrate (including 3.4 million tonnes used by Mechel Coke and 1.1 million tonnes used by Moscow Coke and Gas Plant), and 56% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in our ferroalloys production. In 2012, we produced and internally used approximately 2.5 million tonnes of coke as well as produced and sold another approximately 1.1 million tonnes of coke to third parties.

We internally source all of our limestone requirements from our Pugachevsky Open Pit. In 2012, we supplied approximately 1,152.5 thousand tonnes of limestone to our steel production facilities.

We produce 58% of steel in basic oxygen furnaces. In steel-making, scrap is used in the composition of feedstock, and we are approximately 27% self-sufficient in this raw material, which amounts to 520 thousand tonnes of scrap, sourcing the balance from various scrap traders. We generate our own scrap supply through Mechel Vtormet, our scrap metal processing company.

In 2012, we used nickel sourced from Southern Urals Nickel Plant and Normetimpeks ZAO in the production of stainless and other special steels. In 2012, our production facilities used 4.4 thousand tonnes of nickel (including 2.2 thousand tonnes at Chelyabinsk Metallurgical Plant, 1.6 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 0.6 thousand tonnes at Izhstal) of which 83% was supplied by ferronickel produced at Southern Urals Nickel Plant and 17% was purchased from third parties.

In 2012, our production facilities used 29.3 thousand tonnes of ferrosilicon (including 26.2 thousand tonnes at Chelyabinsk Metallurgical Plant, 0.5 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2.6 thousand tonnes at Izhstal), almost all of which was supplied by Bratsk Ferroalloy Plant.

In 2012, our production facilities used 15.0 thousand tonnes of ferrochrome (including 12.0 thousand tonnes at Chelyabinsk Metallurgical Plant and 3.0 thousand tonnes at Izhstal) of which 83% was supplied by Tikhvin Ferroalloy Plant and 17% was purchased from third parties.

Steel-making requires significant amounts of electricity to power electric arc furnaces and rolling mills and to convert coal to coke. In 2012, our steel and ferroalloys operations consumed approximately 4.5 billion kWh of electricity, of which 2.1 billion kWh was used at Chelyabinsk Metallurgical Plant, 2.4 billion kWh was used at other Russian facilities and 0.6 billion kWh was used at Mechel Campia Turzii, Mechel Targoviste, Laminorul Plant and Ductil Steel. Chelyabinsk Metallurgical Plant and Moscow Coke and Gas Plant have power co-generation facilities, which are operated by Mechel Energo. In 2012, these facilities produced 1.4 billion kWh of electricity, yielding 21% self-sufficiency overall for our group, which consumed 7.2 billion kWh of electricity in 2012. The balance was purchased in the wholesale and retail electricity markets. Aside from Southern Kuzbass Power Plant and Toplofikatsia Rousse, which ran on steam coal in 2012, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Novatek and Gazprom. In 2012, we consumed 2,232.2 million cubic meters of blast furnace gas,

563.3 million cubic meters of coke gas and 1,166.7 million cubic meters of natural gas. In 2012, Southern Kuzbass Power Plant and Toplofikatsia Rousse consumed 1.6 million tonnes of steam coal sourced from our own coal mining assets.

Large amounts of water are also required in the production of steel. Water serves as a resolvent, accelerator and washing agent. Water is used to cool the steel, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk Metallurgical Plant sources 90.5% of its water needs from recycled water and the rest from a local river. Vyartsilya Metal Products Plant sources 100% of its water needs from a local river. Southern Urals Nickel Plant sources 34.3% of its water needs through recycling and 65.7% from a local river. To date, water consumption from local rivers has not resulted in any significant environmental issues, although we make no assurances that such issues will not arise in the future. The companies effect payments for the use of water resources and we believe their emissions and discharges are within the permissible limits.

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

Trade restrictions

Trade restrictions in the form of tariffs and duties are widespread in the steel industry. However, we are less exposed than most other Russian steel producers to these trade restrictions as restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products, such as wire rods and rebar. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved exports of Russian steel. In the future the Russian government may restore export duties on steel products and may also impose export duties on some raw materials, such as coal and iron ore concentrate.

In 2012, approximately 0.6% of our steel segment export sale revenues were derived from sales of steel products that were subject to import restrictions. We describe below the main applicable trade restrictions in our key markets.

European Union

Our sales to third parties in the E.U. from our Russian steel facilities were approximately $87.3 million or 1.3% of our total steel segment revenues in 2012. Through 2012, the Russian government and the E.U. had an export quota system in place set forth in the E.U.-Russia Steel Agreement whereby Russian exports to the E.U. were limited to certain stipulated quantities for each product category. Upon Russia’s entry into the WTO in 2012, the E.U.-Russia Steel Agreement terminated and Russian steel products imported to the E.U. market should enjoy the free trade regime.

The E.U. has imposed antidumping duties on certain of our steel exports. In particular, an antidumping E.U. import duty in the amount of 50.7% was applicable to steel ropes and cables manufactured by our Beloretsk Metallurgical Plant until October 2007. After a review procedure conducted by the E.U. in October 2007, this duty was reduced to 36.2% and imposed for a period of five years. In October 2012, the European Commission initiated an expiry review of the antidumping measures applicable to imports of steel ropes and cables. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We face certain trade restrictions in the export of certain of our steel and ferroalloy products to the E.U.”

United States

The United States has a quota system in place with respect to imports of hot-rolled flat-rolled carbon quality steel and thick steel plate. Intergovernmental quota agreements provide for quotas and reference prices on Russian exports of these products to the United States. In 2012, the quota covered approximately 0.6% of our steel segment products exported from Russia to the U.S. The U.S. Department of Commerce has recently conducted a review of an agreement on carbon steel and re-confirmed the terms of the existing distribution system.

Ferroalloys Segment

Our ferroalloys segment produces and sells low-ferrous ferronickel, ferrochrome and ferrosilicon produced at Southern Urals Nickel Plant, Tikhvin Ferroalloy Plant and Bratsk Ferroalloy Plant, respectively. On December 19, 2012, production at Southern Urals Nickel Plant was halted due to the continued decline in demand for nickel on global markets and unfavorable forecast for its recovery in 2013. The following table sets forth our production volumes for each of our ferroalloys segment products.

	2012	2011	2010
	(In thousands of tonnes)
Ferrosilicon	85.2	82.7	89.9
Ferrochrome	83.5	97.7	81.4
Nickel	9.8	16.9	16.8

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

The table below sets forth the subsoil licenses used by our nickel mines and the expiration dates thereof.

License Area	License Holder	License Expiry Date	Status(1)	Area (sq. km)	Year Production Commenced	Surface Land Use Rights
Buruktal	Southern Urals Nickel Plant	December 2013	In production	11.9	1969	Lease, ownership
Sakhara	Southern Urals Nickel Plant	April 2013	Conservation	2.2	1994	Lease

(1)	“In production” refers to sites that are currently producing nickel ore. “Conservation” refers to sites where no mining activity is conducted, measures for mine conservation and land reclamation are being taken.

The table below summarizes our nickel ore and nickel production for the periods indicated.

	2012		2011		2010
Mine	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)	Tonnes	Grade (% Ni)
	(In thousands of tonnes)(1)
Buruktal	1,031.5	1.04%	2,063.4	1.04%	2,014.3	1.06%
Sakhara	528.7	1.02%	926.3	1.02%	845.3	1.00%

Total ore production	1,560.2	1.03%	2,989.7	1.03%	2,859.6	1.04%

Nickel production	9.8		16.9		16.8

(1)	Volumes are reported on a wet basis.

Chrome ore and silicate nickel ore production

Through our acquisition of Oriel Resources in April-October 2008, we acquired a 100% interest in the Voskhod chrome project (“Voskhod”) and a 90% interest in the Shevchenko nickel project (“Shevchenko”), both located in northwestern Kazakhstan. In January 2009, we acquired the remaining 10% interest in Shevchenko, giving us a current 100% interest in both Voskhod and Shevchenko.

Oriel Resources holds two licenses to mine chrome ore at the Voskhod deposit in the Aktyubinsk region and silicate nickel ore at the Shevchenko deposit in the Kustanay region, and owns a processing plant located near the Voskhod underground mine.

Voskhod is located in the Chrometau district of the Aktyubinsk region 110 kilometers east of Aktobe and seven kilometers northeast of Chrometau. The site is accessed by road from Chrometau, which lies on the highway from the regional center of Aktobe. Associated chrome ore mining commenced at the Voskhod underground mine in December 2008 and ore production in commercial volumes commenced in July 2009. The mining plant is designed to reach output of 1.3 million tonnes of chrome ore and 0.6-0.7 million tonnes of chromite ore concentrate per annum. Chrome ore concentrate from Voskhod is used in the Tikhvin Ferroalloy Plant in Russia, which is another asset acquired in 2008 as part of Oriel Resources. The subsoil license relating to the chrome deposit at Voskhod was issued by the Government of Kazakhstan in 2004 for a period of 25 years.

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

In 2012, we produced 736.1 thousand tonnes of chrome ore and 379.0 thousand tonnes of chromite ore concentrate.

Quartzite production

Bratsk Ferroalloy Plant holds the license for the exploration and mining of the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material for ferrosilicon production. The deposit is accessible by unpaved road and located 20 kilometers southwest of Nizhneudinsk in the Irkutsk region. In 2011, we conducted successful technological tests of an experimental batch of quartzite for smelting of ferrosilicon. We completed the exploration of the southern area of the Uvatskoye deposit and registered the quartzite reserves with governmental authorities. In 2012, we conducted a series of preparatory works aimed at improving transport infrastructure for the raw materials supply to our Bratsk Ferroalloy Plant. In 2013, we plan to commence quartzite mining on the southern area of the Uvatskoye deposit. In addition, we continue the exploration of the other two areas at the Uvatskoye deposit, which is scheduled for completion in 2014.

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

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Low-ferrous ferronickel	17.1	57.2%	—

Southern Urals Nickel Plant produced 9,782 tonnes of nickel in 2012.

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

The main production facilities of the plant include four ore-thermal ovens with a capacity of 25 megavolt-amperes (“MVA”). In October 2010, we signed contracts with Siberian Plant of Electrothermal Equipment (Sibelectrotherm JSC, Novosibirsk) for the supply of four ore-thermal ovens with the capacity of 33 MVA each to replace the existing ovens. After the project’s completion Bratsk Ferroalloy Plant’s production capacity will increase by 30% and its power consumption will be reduced by 10-13%. In March 2012, one of four new ore-thermal ovens was launched and the trial smelting of ferrosilicon was conducted. We intend to commence commercial operations of the oven in the second quarter of 2013.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Ferrosilicon	87.6	97.2%	—

Bratsk Ferroalloy Plant produced 85,182 tonnes of ferrosilicon in 2012.

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

Production Area	Capacity in 2012	Capacity Utilization Rate in 2012	Planned Increase (2013-2015)
	(In thousands of tonnes, except for percentages)
Ferrochrome (60% basic chrome content in the alloy)	125.0	76.6%	—

Tikhvin Ferroalloy Plant produced 83.5 thousand tonnes of ferrochrome with 68.8% chrome content in the alloy in 2012.

Sales of ferroalloy products

The following table sets forth our revenues by primary ferroalloys segment product categories (including as a percentage of total ferroalloys segment revenues) for the periods indicated. Ferroalloys segment sales data presented in “— Ferroalloys Segment” do not include intersegment sales.

	2012		2011		2010
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Nickel(1)	165.7	39.8%	255.2	53.7%	251.6	55.3%
Ferrosilicon	65.6	15.7%	84.7	17.8%	91.7	20.1%
Ferrochrome	131.3	31.5%	105.7	22.3%	93.6	20.6%
Other	54.2	13.0%	29.6	6.2%	18.3	4.0%

Total	416.7	100%	475.2	100%	455.2	100%

(1)	Sales of nickel contained in ferronickel and converter matte.

The following table sets forth by percentage of sales the regions in which our ferroalloys segment products were sold for the periods indicated.

Region(1)	2012	2011	2010
Russia	30.4%	27.8%	24.2%
Other CIS	2.5%	3.0%	1.3%
Europe	49.0%	56.2%	61.4%
Asia	12.1%	7.6%	8.8%
Middle East	0.4%	0.0%	0.1%
United States	5.4%	5.1%	4.0%
Other	0.2%	0.3%	0.2%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2012, our ferroalloys segment sales outside of Russia were principally to Europe. Sales in Europe accounted for 49.0% of our total ferroalloys segment sales. The following table sets forth information about the five largest customers of our ferroalloys segment products, which together accounted for 43.2% of our ferroalloys segment sales in 2012.

Customer	% of Total Ferroalloys Segment Sales	Product	% of Total Products Sales
A&M Trading	11.8%	Nickel	20.6%
		Chrome	11.4%
Stratton Metal Resources	10.7%	Nickel	27.0%
Outokumpu Rossija Oy.	9.1%	Nickel	22.9%
Scanalloys Ltd.	6.0%	Chrome	18.5%
		Ferrosilicon	0.9%
Mitsui & Co.	5.6%	Chrome	14.4%
		Ferrosilicon	6.9%

The following table sets forth information on our domestic and export sales of our primary ferroalloy categories for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 24 to the consolidated financial statements.

Products	2012	2011	2010
	(In millions of U.S. dollars, except for percentages)
Nickel(1)	165.7	255.2	251.6
Domestic Sales	10.9%	7.7%	7.4%
Export	89.1%	92.3%	92.6%
Ferrosilicon	65.6	84.7	91.7
Domestic Sales	80.9%	87.3%	73.8%
Export	19.1%	12.7%	26.2%
Ferrochrome	131.3	105.7	93.6
Domestic Sales	5.7%	8.7%	7.8%
Export	94.3%	91.3%	92.2%
Other	54.2	29.6	18.3
Domestic Sales	25.8%	34.5%	39.3%
Export	74.2%	65.5%	60.7%

Total	416.7	475.2	455.2

Domestic Sales	22.2%	23.8%	22.1%
Export	77.8%	76.2%	77.9%

(1)	Sales of nickel contained in ferronickel and converter matte.

Marketing and distribution

Domestic sales

Nickel is supplied to the Russian domestic market, primarily within our group. Only 10.9% of total nickel revenues were received from domestic sales in 2012.

In 2012, ferrosilicon was sold to Russian domestic consumers such as Severstal, TMZ TD, MMK, SMR and EvrazHolding, which together accounted for 57.8% of the total ferrosilicon sales by revenue and 9.1% of the total ferroalloys segment revenues.

Metallurg-Trust, Zlatoust Metallurgical Works, Metallurgicheskiy zavod Petrostal, Severstal and OEMK were our major domestic ferrochrome customers in 2012, which together accounted for 5.5% of the total ferrochrome sales and 1.7% of the total ferroalloys segment revenues.

Domestic sales are conducted directly by our production facilities.

We supply ferroalloy products to the Russian market under annual contracts with monthly adjustment of prices and volumes. Price adjustments are based on the domestic spot market prices.

Export sales

In 2012, ferronickel export sales were primarily delivered to the following customers: Stratton Metal Resources, Outokumpu Rossija Oy, A&M Trading, Glencore International AG and MBR Metals, which together accounted for 89.1% of our total ferronickel sales and 35.4% of our total ferroalloys segment revenues. Prices are settled on the basis of nickel prices quoted by the London Metal Exchange (“LME”), less a certain discount. The ferronickel is delivered by railway from Southern Urals Nickel Plant to either the port of St. Petersburg or to the Russian-Finnish border.

In 2012, ferrosilicon export sales were primarily delivered to the following customers: ACTS Trading Corporation, Mitsui & Co., Daitoku Kogyo Co., Scanalloys Ltd. and Global Commerce, which together accounted for 19.0% of our total ferrosilicon sales and 3.0% of our total ferroalloys segment revenues. Deliveries to Japanese customers were effected on CIF delivery terms (including transportation by railway, handling in ports of Vanino and Vostochny and use major container lines to major Japanese ports and insurance). We mostly sell ferrosilicon on spot basis.

In 2012, our five largest export ferrochrome customers were Scanalloys Ltd., Mitsui & Co., A&M Trading, SiderAlloys and Minmetals Xingjiang, which together accounted for 60.4% of our total ferrochrome sales and 19.0% of our total ferroalloys segment revenues. Ferrochrome was delivered mainly by railway to the port of St. Petersburg, and small tonnages were delivered to Eastern Europe by trucks. We mostly sell ferrochrome on spot basis.

Market share and competition

According to Metal Expert, Mechel is the third largest Russian producer of ferrosilicon and the third largest producer of ferrochrome by volume. In 2012, we had a 12.6% market share by volume of Russian ferrosilicon production and a 17.9% market share by volume of Russian ferrochrome production.

Following is a brief description of Russia’s other largest ferroalloy producers, according to Metal Expert and the companies’ data:

•

Kuznetsk Ferroalloys OAO (“Kuznetsk Ferroalloys”) is the largest Russian ferrosilicon producer, with a 46.5% market share by production volume in 2012. It controls Yurginsk Ferroalloys Plant OAO. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 96.9% of its ferrosilicon production volume in 2012.

•

Serov Ferroalloys Plant OAO (“Serov”) is the largest Russian ferrochrome producer, with a 42.9% market share by production volume in 2012. It also produces ferrosilicon, having a 6.4% production share in 2012. The plant is controlled by the industrial group ENRC, which is one of the largest ferrochrome producers in the world, according to CRU. Serov also produces ferrosilicochrome. Serov exported 83.0% of its ferrochrome production volume in 2012, and almost all of the ferrosilicon it produced in 2012 was supplied domestically.

•	Chelyabinsk Electro-Metallurgical Plant OAO (“ChEMK”) is the second largest Russian ferrochrome producer, with a 38.2% market share by production volume in 2012. It is also the second largest ferrosilicon producer with a 19.2% production share in 2012. In addition it produces silicomanganese and silicocalcium. ChEMK exports most of its production. In 2012, it exported 94.7% and 67.7% by volume of its ferrochrome and ferrosilicon production, respectively.

The following tables set forth additional information regarding our 2012 market shares in Russia for certain ferroalloy products.

Ferroalloys — Ferrosilicon

Manufacturer	Region	Production	Market Share by Production Volume, %
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys OAO	Kemerovo	303.4	46.5%
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	125.4	19.2%
Bratsk Ferroalloy Plant OOO	Irkutsk	82.2	12.6%
Yurginsk Ferroalloys Plant OAO	Kemerovo	81.1	12.4%
Serov Ferroalloys Plant OAO	Sverdlovsk	41.8	6.4%
Novolipetsk Metallurgical Plant OAO	Lipetsk	18.4	2.8%

Total		652.3	100.0%

Source: Metal Expert.

Ferroalloys — Ferrochrome

Manufacturer	Region	Production	Market Share by Production Volume, %
	(In thousands of tonnes, except for percentages)
Serov Ferroalloys Plant OAO	Sverdlovsk	176.3	42.9%
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	157.2	38.2%
Tikhvin Ferroalloy Plant OOO	Leningrad	73.8	17.9%
Klyuchevsk Ferroalloys Plant OAO	Sverdlovsk	3.9	1.0%

Total		411.2	100.0%

Source: Metal Expert.

Mineral reserves (ferroalloys)

Chrome ore

Our chrome ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our chrome ore reserves consist of proven and probable reserves.

IMC has independently assessed our chrome ore assets by reviewing pertinent data, including resources, reserves, manpower requirements, environmental issues and the life-of-mine plans relating to productivity, production, operating costs, capital expenditures and revenues. In IMC’s view, all chrome ore reserves estimates have been substantiated by evidence obtained by it in site visits and observation and are supported by details of drilling results, analyses and other evidence and takes account of all relevant information supplied by us to IMC.

IMC confirms that our chrome ore reserves estimates are presented in accordance with JORC and meet the standards set by the SEC in its Industry Guide 7. Chrome ore reserve estimates thus represented are referred to as JORC Ore Reserves.

Despite IMC’s review, the chrome ore reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on geological assumptions and statistical inferences which may ultimately prove to have been unreliable. Consequently, reserve estimates should be regularly revised based on actual production experience or new information and should therefore be expected to change. Notably, should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of chrome ore declines, or stabilizes at a price lower than recent levels, or if production costs increase or recovery rates decrease, it may become uneconomical to recover reserves containing relatively lower grades of mineralization and consequently our reserves may decrease. Conversely, should the price of chrome ore stabilize at a materially higher price than currently assumed, or if production costs decrease or recovery rates increase, it may become economical to recover material at lower grades than that assumed here and consequently our reserves may increase.

In previous years, we reported our reserves under the standards of United States Geological Survey Circular 831 (“USGS”). Since 2012, we have begun reporting our chrome ore reserves and resources under the JORC Code. Both USGS and JORC Code comply with the requirements set out in the SEC Industry Guide 7. Given the global nature of the markets in which we operate and the broad international acceptance of JORC reporting standards, we believe that reporting our reserves and resources under the JORC Code provides users of our disclosures with more readily-understandable and transparent information.

The subsoil license relating to the chrome deposit at Voskhod was issued by the Government of Kazakhstan in 2004 for a period of 25 years.

As of December 31, 2012, Voskhod had total proven and probable reserves of 20.3 million tonnes, including 18.2 million tonnes of proven and 2.1 million tonnes of probable reserves at an average grade of 30.4% Cr2O3 with projected recovery of rate of 86.2%. In estimating our reserves we use an average contract price of $252 per tonne of chrome ore concentrate and currency conversions are carried out at average official exchange rates of the Central Bank of Kazakhstan.

Nickel ore

The subsoil licenses for our nickel mineral deposits are issued for defined boundaries and expire in December and April 2013 for Buruktal and Sakhara, respectively.

As of December 31, 2012, our nickel deposits ceased to meet the criteria for recognition of proven and probable reserves as we considered uneconomic the extraction of nickel from our Buruktal and Sakhara mines due to the downturn in the nickel price in 2012.

We will continue to evaluate the economic viability of nickel extraction from these mines and if the market conditions improve there will be the potential to state proven and probable reserves of nickel in the future periods.

Based on Russian law and practice, as evidenced by publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit. License extension is being granted subject to the licensee not being in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We intend to extend our licenses for nickel deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities.

Trade restrictions

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the E.U. of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years. In February 2013, the European Commission initiated an expiry review of the antidumping measures applicable to imports of ferrosilicon. We cannot predict the outcome of this review and whether the antidumping duty will be renewed.

Power Segment

Our power segment generates and sells electricity to our group companies and to external customers. It enables us to market high value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of the mining and steel segments of our business. Our power segment consists of a power generating plant, Southern Kuzbass Power Plant with installed capacity of 554 MW, power generation facilities at Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant, Urals Stampings Plant and Zlatoust Metallurgical Plant with installed capacity of 229 MW, 30 MW, 3.5 MW and 6 MW, respectively, and a power distribution company, Kuzbass Power Sales Company. Our subsidiary Mechel Energo manages our power business. In addition, we hold a 100% stake in Toplofikatsia Rousse, a power plant in Bulgaria. In December 2012, we signed an agreement to sell our stake in Toplofikatsia Rousse and expect the transaction to close in May 2013. See “Item 3. Key Information — Recent Developments — Disposal of Toplofikatsia Rousse.”

Below is a brief description of the power facilities we currently own.

The following table sets out total volumes of electricity production by our power segment.

	2012	2011	2010
	(In million kWh)
Electricity	4,272.6	3,920.9	4,019.6

Southern Kuzbass Power Plant

The Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is south of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. The electricity output of the plant for the year ended December 31, 2012 was 2,119.7 million kWh. The heat power generated by the plant for the year ended December 31, 2012 was 771.1 thousand Gcal. We acquired Southern Kuzbass Power Plant in 2007.

The Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2012, it consumed 1.4 million tonnes of steam coal sourced from Southern Kuzbass Coal Company.

The generation facilities of the Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2012 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	323.3
VK-50-2 LMZ	1950	November 1951	53	346.4
VK-50-2 LMZ	1950	August 1952	53	332.8
VK-50-2 LMZ	1952	February 1953	53	24.6
T-115-8,8 LMZ	1996	December 2003	113	542.4
T-88/106-90 LMZ	1953	July 1954	88	49.5
VK-50-2 LMZ	1954	December 1954	53	142.4
T-88/106-90 LMZ	1953	September 1956	88	358.3

Total			554	2,119.7

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2012 amounted to 10.8 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

Kuzbass Power Sales Company sells electricity on the retail market. The company sells electricity to households, social infrastructure companies, housing and public utilities and large industrial companies. Due to its area of operation, its primary industrial customers are in the mining and processing industries. It supplies electricity to end-consumers directly and also through three regional agents.

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

Mechel Energo has co-generation facilities and operates using mainly blast furnace gas and coke oven gas, which is a by-product of steel-making, and natural gas, which we purchase from Novatek and Gazprom.

Mechel Energo’s sales amounted to 6.7 billion kWh of electricity and 4.7 million Gcal of heat energy in 2012.

Capital Investment Program

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. In particular, in view of our conservative outlook with respect to the financial and commodity markets’ development for 2013, we have reduced our planned capital expenditures for 2013 by approximately 56% as compared to 2012. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital investment program.”

Our capital investment program includes capital spending of up to $1.6 billion for the three-year period of 2013-2015. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment and includes, among others, investments of approximately $1.1 billion in mining, approximately $280.7 million in steel, approximately $23.9 million in ferroalloys and approximately $34.3 million in power segment. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. Attracting debt financing for our capital expenditures on commercially reasonably terms may be particularly challenging given our current levels of indebtedness. We may be limited to obtaining financing on a project finance basis which may impose more restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment we expect to direct approximately $281.5 million to the development of the Elga coal deposit in 2013-2015. Investments in Southern Kuzbass Coal Company will amount to $566.0 million. We will invest approximately $133.9 million in 2013-2015 for increasing coal production at Sibirginskaya Underground. In the iron ore business, we will invest approximately $77.9 million in Korshunov Mining Plant.

The steel segment projects are targeted at expanding the share of high value-added products which we produce, while maintaining existing output, and are mainly focused on Chelyabinsk Metallurgical Plant. The main project, initiated in 2008, is the construction of a universal rail and structural rolling mill aimed at increasing rolling capacity to 1.1 million tonnes and decreasing the proportion of lower-value semi-finished product sales by increasing the production of high-quality rolled steel products and rails. The project is planned to be completed in 2013.

The table below sets forth the major items of our capital expenditures by segment and facility for the three-year period of 2013-2015 (including cumulatively the expenditures made since the launch of the relevant project).

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of U.S. dollars)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	400	2013	2015

Yakutugol
Construction of a rail line to the Elga coal deposit and the development of the Elga coal deposit	Providing access to and the development of the coal deposit with increase of production capacity	2,100	2009	2015

Southern Kuzbass Coal Company
Increase of coal production at Sibirginskaya Underground	Increase production output to 2.4 million tonnes per annum	250	2009	2015

Steel Segment
Maintenance expenditures	Maintaining current output capacity	104	2013	2015

Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	715	2009	2013
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	90	2009	2017

Ferroalloys segment
Maintenance expenditures	Maintaining current output capacity	19	2013	2015

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of U.S. dollars)
Power segment
Maintenance expenditures	Maintaining current output capacity	33	2013	2015

Transport division
Maintenance expenditures	Maintaining current output capacity	17	2013	2015

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	149	2009	2014

Other
Mechel Materials
Construction of grinding-mixing complex for Portland cement and Portland blast-furnace slag cement production	Design capacity of 1.6 million tonnes of Portland cement per annum	174	2009	2013

(1)	We estimate that approximately $0.6 billion of the aforementioned planned expenditures for these projects were made within 2012. In 2012, we spent $0.9 billion in total for capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Metallurgical Production Technology Development at Mechel-Steel Management (seven employees), a Production and Technical Department at Mechel Mining Management (fifteen employees) and a Production and Technical Department at Mechel Ferroalloys Management (three employees). In December 2008, we established Mechel Engineering with a headcount of 426 employees to carry out design and engineering works to increase the efficiency of our mining business. Mechel Engineering has a head office in Novosibirsk and three offices in Russia’s regions. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling (methane drainage borehole); and (6) computer simulation of coal and ore deposits.

In the course of our research and development we also contract with third party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant and Urals Stampings Plant have specialized research divisions with a total of 157 employees involved in the improvement of existing technologies and products.

Our research and development expenses in the years ended December 31, 2012, 2011 and 2010 were not significant.

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

Regulatory Matters

Licensing of Operations in Russia

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. Some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things, for:

•	the use of subsoil, which is described in more detail in “— Subsoil Licensing in Russia” below;

•	the use of water resources;

•	the discharge of pollutants into the environment;

•	the handling of hazardous waste;

•	storage and use of explosive, flammable and/or hazardous materials;

•	operation of industrial facilities featuring fire and explosion hazard (including mining and surveying activities);

•	fire control and security;

•	medical operations;

•	mine surveying;

•	loading and unloading operations;

•	transportation activities; and

•	storage, processing and sale of scrap.

The Federal Law “On Licensing of Certain Types of Activities,” dated May 4, 2011, as amended (the “Licensing Law”), as well as other laws and regulations, set forth the activities subject to licensing and establish procedures for issuing licenses.

Under Licensing Law, generally, licenses may be issued for indefinite term. Licenses for the use of natural resources may be issued for various periods. Upon the expiration of a license, it may be extended upon application by the licensee, but usually subject to prior compliance with regulations.

Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or extraction operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. For example, individuals and public organizations may make claims or applications to the Federal Agency for Subsoil Use regarding subsoil abuse, damage to the subsoil and general environmental issues. The Federal Agency for Subsoil Use is required by law to review such claims and applications and to respond to those who file them. The agency can initiate further investigation in the course of reviewing claims and applications, and such investigations can lead to suspension of the subsoil license if the legal grounds for such suspension are identified in the course of the investigation. In addition, citizens may make claims in court against state authorities for failing to enforce environmental requirements (for example, if a breach by the licensee of its license terms caused damage to an individual’s health, legal interests or rights), and pursuant to such a claim the court may order state authorities to suspend the subsoil license. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.

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

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law; and (2) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the mineral extraction tax ranges from 11 to 57 rubles per tonne depending on the type of coal. For iron ore and for nickel, the mineral extraction tax is 4.8% and 8%, respectively. In 2012, we incurred mineral extraction taxes in the amount of $63.7 million, which is included in the statement of income and comprehensive income as extraction related overheads.

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

Pursuant to the Subsoil Law, a subsoil plot is provided to a subsoil user as a “mining allotment,” i.e. a geometric block of subsoil. Preliminary mining allotment boundaries are determined at the time the license is issued. Exact mining allotment boundaries are established upon the approval of a development plan by state mining supervision authorities and an environmental examination committee. These exact boundaries are certified in a mining allotment plan issued to the license holder. The exact mining allotment boundaries are incorporated into the license as an integral part. Pursuant to Resolution No. 118 of the Government of the Russian Federation dated March 3, 2010, a special commission comprised of representatives from the Ministry of Natural Resources and Ecology, the Federal Agency for Subsoil Use, Rosprirodnadzor, Rostekhnadzor and relevant local authorities approve development plans and other project documentation relating to the use of subsoil plots.

The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, extraction licenses a maximum term of 20 years, and combined exploration, assessment and extraction licenses a maximum term of 25 years. After amendments to the Subsoil Law in January 2000 and in August 2004, exploration licenses still have a maximum term of five years; in the event that a prior license with respect to a particular field is terminated early (for example, when a license is withdrawn due to non-usage of the licensed subsoil), an extraction license may have a one year term until a new licensee is determined, but is generally granted to another user for the term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and extraction licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered with the Federal Agency for Subsoil Use.

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

In order to extend the period of a subsoil license, a company must file an application with territorial authorities of the Federal Agency for Subsoil Use to amend the license. In addition, as we have seen in practice, a subsoil licensee may be required to prepare and provide to the authority amended technical documentation and development plan of the deposit under the license justifying the requested extension. The costs associated with the license extension are generally not substantial and mainly relate to preparing amendments to the technical documentation and development plan of the subsoil plot. Application to extend the period of subsoil license is typically made six months before its expiration.

To the best of our knowledge, derived from publicly available information, the relevant governmental authorities when determining whether to approve an amendment (including an extension) of a license consider the following: (1) the grounds for the amendments, with specific information as to how the amendments may impact payments by the licensee to the federal and local budgets; (2) compliance of the licensee with the conditions of the license; and (3) the technical expertise and financial capabilities that would be required to implement the conditions of the amended license. In particular, we are aware of a number of mining companies which have been granted an extension of their Russian mining licenses for the past few years. In addition, we have successfully extended certain of our subsoil licenses which were due to expire for the entire term of the expected operational life of the subsoil plots. The terms of the licenses were extended in accordance with the amendments we made to the development plans of the subsoil plots. Furthermore, as evidenced by a number of court cases during the past several years, license extensions are being rejected predominantly on the grounds of subsoil users being in violation of the material terms of the licenses. Though current regulation does not specify what license terms are material, current practice suggest that regulatory authorities tend to treat as material terms of the license the terms related to license payments, production levels and operational milestones.

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

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law “On Introduction of the Land Code,” dated October 25, 2001, with certain exceptions, requires companies using land pursuant to rights of perpetual use by July 1, 2012 either to purchase the land from, or to enter into a lease agreement relating to the land with, the relevant federal, regional or municipal authority acting as owner of the land. Failure to transfer the title by January 1, 2013 triggers administrative liability. In case of the lease, the companies can still purchase such land after July 1, 2012 provided that they have registered the lease relating to the land.

Our mining subsidiaries generally have entered into long-term lease agreements for their surface land within the specified license mining area. Under Russian law, a lessee generally has a priority right to enter into a new land lease agreement with a lessor upon the expiration of a land lease. In order to renew a land lease agreement, the lessee must apply to the lessor (usually state or municipal authorities) for a renewal prior to the expiration of the agreement. Any land lease agreement for a term of one year or more must be registered with the relevant state authorities.

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

Fees for the discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are based on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory limits, intermediate fees are imposed for pollution within the individually approved temporary limits, and the highest fees are imposed for pollution exceeding such limits (above-limit fees). Payments of above-limit fees for violation of environmental legislation do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. In 2012, in Russia, we incurred above-norms/above-limit fees and penalties in the amount of approximately $3.9 million.

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

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the first stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. In 2012, we incurred reclamation costs in Russia and the United States of approximately $4.5 million and $0.5 million, respectively.

Kyoto Protocol

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established individual, legally binding targets to limit or reduce greenhouse gas emissions by developed nations. This international agreement, known as the Kyoto Protocol, came into force on February 16, 2005. At the Doha 2012 United Nations Climate Change Conference Russia, Japan and some other countries announced suspension of their participation in the Kyoto Protocol. Therefore, we do not currently anticipate that further implementation of the Kyoto Protocol will have any material impact on our business.

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

The recent amendments to the Safety Law determine hazardous production facilities of four classes from class IV to class I, with class IV being less hazardous and class I being the most hazardous. The safety and compliance requirements set up by the Safety Law apply to each facility depending on their class of hazard. Each existing hazardous production facility should be re-registered with the state register by January 1, 2014 and be assigned with a hazard class.

Any construction, reconstruction, liquidation or other activities in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction or liquidation of industrial sites is prohibited unless reviewed by a licensed expert organization and approved by Rostekhnadzor.

In addition, the recent amendments to the Safety Law introduce an alternative form of industrial safety regulation that is based on risk assessment rather than prescriptions of obligatory requirements and standards imposed by Rostekhnadzor. A company that operates a hazardous production facility may develop a safety case, a document which describes that the facility has been designed and operated in a way to limit any risks of major accident. The Safety Law considers that in drafting the safety case, the relevant companies will be able to refer to specific safety arrangements and safety analyses as confirmation of having certain safety measures in place. To make these arrangements fully operational further changes will need to be introduced into relevant laws and regulations.

Companies that operate such production facilities and sites have a wide range of obligations under the Safety Law and the Labor Code of Russia of December 30, 2001, as amended (the “Labor Code”). In particular, they must limit access to such sites to qualified specialists, maintain industrial safety controls and carry insurance for third-party liability for injuries caused in the course of operating industrial sites. Russian regulations require these companies to enter into contracts with professional emergency response units or create their own emergency response services in certain cases, conduct personnel trainings and drills, create systems to cope with and notify the authorities of accidents and maintain these systems in good working order. Effective from January 1, 2014, companies that operate industrial sites of hazard classes I and II must implement industrial safety management systems to prevent accidents and incidents at hazardous production facilities and develop certain emergency response plans.

Companies that operate production sites of hazard classes I and II and handle hazardous substances in quantities set by the law must also prepare declarations of industrial safety which summarize the risks associated with operating a particular production site and measures the company has taken and will take to mitigate such risks and use the site in accordance with applicable industrial safety requirements. Such declarations must be adopted by the chief executive officer of the company, who is personally responsible for the completeness and accuracy of the data contained therein. The industrial safety declaration as well as a state industrial safety review are required for the issuance of a license permitting the operation of a hazardous production facility.

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

When a company is included in the register of entities with a market share exceeding 35% in the relevant market or with a dominant position in the relevant market, it may be subject to additional FAS oversight. In addition, in the event of breach of any terms of business conduct required by the FAS, the FAS may initiate proceedings to investigate a breach of antimonopoly laws. If a breach of the antimonopoly laws is identified, the FAS may initiate administrative proceedings which may result in the imposition of a fine calculated on the basis of the annual revenues received by the company in the market where such breach was committed. Such fines may include an administrative fine of an amount from 300 thousand to one million rubles or, if such violation has led or may lead to the prevention, limitation or elimination of competition, an administrative fine of up to 15% of the proceeds of sales of all goods, works and services in the market where such violation was committed, but not more than 2% of gross proceeds of sale of all goods, works and services for the year preceding the year of the violation. Russian legislation also provides for criminal liability of company managers for violations of certain provisions of antimonopoly legislation. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. The same liability will apply to a company not formally included in the register of entities with a market share exceeding 35% in the relevant market or with a dominant position in the relevant market if it is proved that such company occupies a dominant position on the basis of review of various facts, information and documents.

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

The Strategic Industries Law

The Strategic Industries Law adopted on April 29, 2008 and subsequently amended in 2010 and 2011 regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“Strategic Companies”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots of federal importance. Subsoil plots of federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of national defense and security land. The Strategic Subsoil List was first officially published in Rossiyskaya Gazeta on March 5, 2009. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be a strategic activity. The production and distribution of industrial explosives is also deemed to be activity of strategic importance for national defense and homeland security.

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

Salary

The minimum monthly salary in Russia, as established by federal law, is 5,205 rubles. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current minimum wage is generally considered to be less than a minimum subsistence level.

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

The infrastructure of the wholesale market is operated by the Non-profit Partnership Market Council and the Trade System Administrator OAO (the “TSA”) which organize the trading; a system operator established in the form of an open joint-stock company (the “System Operator”) by the former UES; the Federal Grid Company (the “FGK”), which owns and runs the federal transmission network of the electric grids; OAO Holding IDGC, which owns and runs region transmission networks of the electric grids; and the Financial Settlement Center ZAO, which is a clearance and settlement organization for the wholesale electricity and capacity market.

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

•

Acid rain. One of the regulatory programs established under the CAA concerns the control of sulfur dioxide and nitrogen oxide (“NOx”), precursors of acid deposition. Through an emission allowance and trading program, Title IV of the CAA imposes a two-phase “cap” on total sulfur dioxide emissions from sources including electric utilities. All of the Phase I and Phase II allowances offered by the EPA have been purchased each year since there is no minimum bid requirement. In general, affected power plants have also sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control equipment, and reducing electricity generation levels. The program also directs EPA to impose NOx emissions rate limits on coal-fired electricity generating sources. At this time, we believe that these regulations have affected coal prices but we cannot predict with certainty the future effect of these CAA provisions on our business.

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

•

Clean Air Interstate Rule. The Clean Air Interstate Rule (“CAIR”) is a program for approximately 28 eastern states, including West Virginia, that contributes to downwind states’ nonattainment of NAAQS. The CAIR applies to sulfur dioxide and NOx. It interacts with, and in some cases supersedes, other existing programs under the CAA such as the Acid Rain program, the Regional Haze rule and the NOx SIP Call. The CAIR requires states to revise their State Implementation Plans (“SIPs”) to reduce emissions of sulfur dioxide and NOx. The CAIR has been the subject of litigation since its promulgation; a December 2008 appeals court decision left the CAIR in place until the EPA issues a new rule to replace the CAIR in accordance with the court’s previous decision. In July 2011, the EPA finalized the Cross-State Air Pollution Rule (requiring significant reductions in sulfur dioxide and NOx emissions from power plants in the eastern U.S.) to replace the CAIR, but it is currently stayed pending judicial review. All of the foregoing could adversely affect the purchase of our coal by customers.

•

Clean Air Mercury Rule. In 2005, the Clean Air Mercury Rule (“CAMR”) became the first regulation to directly address mercury contamination. The rule would have applied to new and existing coal-fuelled electric utility steam generating units nationwide and creates a cap-and-trade system. Each affected unit would be required to have a continuous emission monitoring system or an effective long-term system that can trap an uninterrupted sample of mercury, and maintain records and report periodically to demonstrate compliance with the mercury limits. The rule, however, was vacated during litigation, and was replaced by the EGU Mercury and Air Toxics Standard (“EGU MATS”) finalized on April 16, 2012. In addition, before the court vacated the CAMR, some states had either adopted the CAMR or adopted state specific rules to regulate mercury emissions from power plants that are more stringent than the CAMR. The implementation of the EGU MATS and state mercury and air toxics controls may adversely affect the demand for coal.

•

Regional haze. The EPA has initiated a regional haze program to address visibility issues in and around national parks and wilderness areas. Among other things, the program requires state permitting authorities to consider the effects of new major facilities on federally protected lands, and may require existing facilities to undertake additional pollution control measures. Under the Regional Haze Rule, affected states were required to submit regional haze SIPs by December 17, 2007 aiming at identifying facilities that would have to reduce emissions and comply with stricter emission limitations. Although the vast majority of states failed to submit their plans on time and the EPA issued a Finding of Failure to Submit SIPs on January 15, 2009 (74 Fed. Reg. 2392), it had taken no enforcement action against states to finalize implementation plans and was slowly dealing with the state Regional Haze SIPs that were submitted, resulting in the National Parks Conservation Association initiating litigation against the EPA in the D. C. Circuit Court of Appeals in August 2012 for failure to enforce the rule (National Parks Conservation Act v. EPA, D.C.Cir). Industry groups, including the Utility Air Regulatory Group have intervened (Utility Air Regulatory Group v. EPA. D.C. Cir 12-1342, 8/6/2012). This program may result in additional emissions restrictions from new coal-fueled power plants whose operations may impair visibility at and around federally protected areas. This program may also require certain existing coal-fueled power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter, and these limitations could affect the future market for coal.

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

Between 2007 and 2009, a number of proposals that would have established a federal comprehensive GHG trading program failed to obtain sufficient congressional support to be adopted. As a result, since 2009 the current U.S. administration has pursued an approach involving the adoption of new regulations under existing environmental laws, such as the Clean Air Act, rather than seeking new legislative authority. The U.S. Supreme Court, in its 2007 decision in Massachusetts v. EPA, confirmed that the EPA has statutory authority to classify carbon dioxide and other GHGs as pollutants and regulate them under the Clean Air Act. This was confirmed in the Court’s 2011 decision in American Electric Power v. Connecticut.

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

In addition, on December 15, 2009, the EPA issued an “endangerment” finding stating that carbon dioxide and five other greenhouse gases endanger public health and welfare. This finding set the stage for a series of further rules and regulations and established the legal basis for potential direct regulation of GHG emissions from many sources, including coal mines and coal-fired power plants. On May 13, 2010, the EPA issued a final rule that established thresholds for the regulation of GHG emissions from major sources. This rule defines when permits under the New Source Review (the “NSR”), Prevention of Significant Deterioration (the “PSD”) and Title V Operating Permit programs are required for new and existing industrial facilities. This final rule ‘tailors’ the requirements of existing CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits, generally to those with a “potential to emit” 25,000 tonnes per year or more of GHGs. This category clearly includes coal-fired power plants and other coal-fired industrial production facilities. This means that although we may not be directly affected by this new permitting initiative in the near term, many of our customers will be.

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

In November 2011, the EPA issued an amendment delaying to April 1, 2013 the reporting deadline for underground coal mines and certain other source categories to file their first annual reports disclosing GHG emissions. On March 27, 2012, the EPA proposed a New Source Performance Standard rule that limits CO2 emissions from new fossil fuel burning power plants to 1,000 pounds of CO2 emissions for every one megawatt hour of power generated. This standard is achievable by most natural gas-fired power plants but is not economically achievable given current technology for coal-fired power generation. This rule, if effective, will likely prevent the construction of new coal-fired power generation for the foreseeable future. Federal legislation that would variously suspend or eliminate EPA’s regulatory authority over GHGs has been introduced in both the U.S. House and Senate.

In addition to federal GHG regulations, there are several new state programs to limit greenhouse gas emissions and others have been proposed. State and regional climate change initiatives are taking effect before federal action. Beginning January 1, 2009, the Regional Greenhouse Gas Initiative (“RGGI”), a regional GHG cap-and-trade program calling for a ten percent reduction of emissions by 2018, was established by ten Northeastern states (Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island and Vermont). In October 2011, the California Air Resources Board adopted regulations that establish a statewide cap and trade program to control GHG emissions. The program will take effect in 2013.

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

Clean Water Act (“CWA”) and Safe Drinking Water Act (“SDWA”)

The CWA establishes a number of programs designed to restore and protect the quality of U.S. waters by limiting the discharge of pollutants into such waters. These programs include the NPDES permit program, the dredge and fill permit program and municipal wastewater treatment programs. Coal extraction and related activities subject to the West Virginia SCMRA and Water Pollution Control Act are exempt from certain of these requirements.

•

The NPDES system implements the CWA’s prohibition on unauthorized discharges by requiring a permit for every discharge of pollutants from a point source to navigable waters of the United States. NPDES permits give the permittee the right to discharge specified pollutants from specified outfalls, usually for a period of five years. The permit normally sets numerical limits on the discharges and imposes conditions on the permittee (including filing periodic discharge and monitoring reports); discharges that require a permit include industrial process wastewater, non-contact cooling water and collected or channeled storm water runoff. The CWA also requires many facilities to develop and maintain plans for preventing and responding to spills of hazardous substances, called Spill Prevention, Control and Countermeasure Plans (“SPCC”), and certain high-volume hazardous substance handling/storage facilities are required to prepare and maintain a more extensive plan called a Facility Response Plan. When a water discharge occurs and one or more parameters are outside the approved limits permitted in an NPDES permit, these exceedances of permit limits are self-reported to the pertinent agency. The agency may impose penalties for each such release in excess of permitted amounts. If factors such as heavy rains or geologic conditions cause persistent releases in excess of amounts allowed under NPDES permits, costs of compliance can be material, fines may be imposed, or operations may have to be idled until remedial actions are possible. In addition, the CWA has citizen suit provisions which allow individuals or organized groups to file suit against permit holders or the EPA or state agencies for failure to enforce all aspects of the CWA. Such actions have recently been filed against other companies.

•

EPA has generally delegated NPDES permitting authority to West Virginia. West Virginia water pollution law is generally broader than that of its federal counterparts. For example, among other things, state law regulates discharges into all waters of the state, including groundwater, and requires permits for the construction of disposal systems. Recently, however, the EPA has been taking a more active role in NPDES permit issuance, and pursuant to the EPA guidance and a new DEP policy on implementation of the state’s narrative water quality standards, the issuance of new and renewed NPDES permits in West Virginia has been curtailed and/or delayed. The EPA published guidance in a July 21, 2011 Final Memorandum entitled “Improving EPA Review of Appalachian Surface Coal Mining Operations under the Clean Water Act, National Environmental Policy Act, and the Environmental Justice Executive Order” (“EPA Mining Guidance”). The EPA Mining Guidance

establishes threshold conductivity levels to be used as a basis for evaluating compliance with narrative water quality standards. Conductivity is a measure that reflects levels of various salts present in water. The EPA Administrator stated that these water quality standards may be difficult for most mining operations to meet. Furthermore, the DEP has pending litigation against the EPA to challenge the water quality standards in the EPA’s guidance documents. It is, as a consequence, not possible to predict with certainty the ability of mining companies to obtain required NPDES permits for new or expanded mining operations, or renewed permits, or the timing of either.

•

Coal companies are required to obtain 404 Permits from the Corps generally authorizing the disposal of fill material from coal mining activities into the waters of the United States, for the purpose of creating slurry ponds, water impoundments, refuse disposal areas, valley fills for excess spoil disposal, and other mining activities. 404 Permits have been the subject of repeated court challenges and heightened regulatory oversight, which has resulted in delays in obtaining these permits and has increased permitting costs. In addition, in recent years both “nationwide” and “individual” permits have been invalidated, including in West Virginia. Although it is still possible to receive such permits, since implementation of a new federal oversight initiative in June 2009, few 404 Permits have been issued. For example, in January 2011, for the first time EPA cancelled a federal water permit after it was issued when it rescinded a CWA permit held by another coal mining company for a surface mine in Appalachia, and in June 2011 the Corps announced it would suspend the use of the “nationwide” permit for the construction of valley fills and refuse impoundments under CWA Section 404, by surface coal operations in West Virginia and other Appalachian states. It is also widely expected that some pending 404 Permit applications will be denied. Although we have no immediate need for new 404 Permits to continue its current mining operations in the short term, some of our future mine plans (including the continuation of existing mines) would require the issuance of such permits to proceed. It is difficult to predict whether, in light of the regulatory environment, such 404 Permits will be issued to us in the future. If we cannot obtain them, our coal production operations in the coming years could be subject to substantial disruption.

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

Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”)

CERCLA and similar state laws create liabilities for the investigation and remediation of releases of hazardous substances into the environment and for damages to natural resources. Our current and former coal mining operations incur, and will continue to incur, expenditures associated with the investigation and remediation of facilities and environmental conditions, including underground storage tanks, solid and hazardous waste disposal and other matters under these environmental laws. We also must comply with reporting requirements under the Emergency Planning and Community Right-to-Know Act (“EPCRA”) and the Toxic Substances Control Act (“TSCA”).

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

The magnitude of the liability and the cost of complying with environmental laws with respect to particular sites cannot be predicted with certainty due to the lack of specific information available, the potential for new or changed laws and regulations, the development of new remediation technologies, and the uncertainty regarding the timing of remedial work. As a result, we may incur material liabilities or costs related to environmental matters in the future and such environmental liabilities or costs could adversely affect our results and financial condition. In addition, there can be no assurance that changes in laws or regulations would not result in additional costs and affect the manner in which we are required to conduct our operations.

Other U.S. environmental, health and safety laws

We are or may be required to comply with a number of additional federal, state and local environmental, health, safety and similar requirements in addition to those discussed above, including, for example, the Resource Conservation and Recovery Act (“RCRA”), the Occupational Safety and Health Act (“OSHA”), the Endangered Species Act (“ESA”) and others.

E.U. REACH

On June 1, 2007, the E.U. enacted regulations on the registration, evaluation, authorization and restrictions on the use of chemicals, known as REACH. The purpose of REACH is to ensure a high level of protection of human health and the environment, including the promotion of alternative methods of assessment of hazards of chemical substances.

REACH requires foreign manufacturers importing their chemical substances into the E.U., as well as E.U. manufacturers producing such substances in quantities of one tonne or more per year, to register these substances with the European Chemicals Agency (“ECHA”) and provide the information about the registered substances usage and utilization to the competent authorities of the E.U. Member States and downstream users upon request. To comply with REACH requirements, we have created dedicated internal working groups, procured external consultants’ advice and budgeted for REACH procedures expenses. Prior to December 1, 2008, we pre-registered with the ECHA substantially all of the substances that we intended to export to or produce in the E.U. As a next step, we successfully registered with the ECHA the substances that we export to or produce in the E.U. in an amount over 1,000 tonnes per year, and which are subject to REACH registration, namely: ferroalloys, coke-chemicals and pig iron exported to the E.U. This registration was completed prior to December 1, 2010 in compliance with the REACH implementation schedule. Currently, we are preparing for the next stage of the registration process. The next registration under REACH for substances in the 100-1,000 tonnes per year tonnage band is to be completed prior to June 1, 2013. We intend to complete the registration process within the relevant deadlines.

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

In this Item 5, the term “domestic” describes sales by a subsidiary within the country where its operations are located. The term “export” describes cross-border sales by a subsidiary regardless of its location. See note 24 to the consolidated financial statements.

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

•

the steel segment, comprising the production and sale of semi-finished steel products, carbon and special long products, carbon and stainless flat products, high value-added metal products, including wire products, forgings and stampings, and our river port on the Kama River, a tributary of the Volga River;

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

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	96.6%
Tomusinsky Open Pit	Russia	Coking coal, steam coal	January 1999	74.5%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	85.6%
Port Posiet	Russia	Seaport: coal warehousing and loading	February 2004	97.1%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol(2)	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Mechel Bluestone Inc.	United States	Coking coal, steam coal	May 2009	100.0%

Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and stainless long and flat steel products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	91.5%
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	93.8%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Carbon and special steel long products, seized rolling and wire products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
HBL Holding	Germany	Steel trading and distribution, servicing, cutting and processing steel products, warehousing system	September 2008	100.0%
Donetsk Electrometallurgical Plant	Ukraine	Semi-finished steel products and long steel products	December 2011	100.0%

Ferroalloys Segment
Southern Urals Nickel Plant	Russia	Ferronickel	December 2001	84.1%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%
Oriel Resources	Russia, Kazakhstan	Chrome and nickel mining and processing	April 2008	100.0%
Tikhvin Ferroalloy Plant	Russia	Ferrochrome	April 2008	100.0%

Power Segment
Southern Kuzbass Power Plant	Russia	Electricity generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)	The percentages provided in this table are as of December 31, 2012. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.

(2)	Effective as of the end of the first quarter of 2008, the subsoil license to the Elga coal deposit was transferred from Elgaugol to Yakutugol. Elgaugol was liquidated in September 2009.

Intersegment sales

We are an integrated mining, steel, ferroalloys and power group. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2012:

•

The mining segment supplied approximately 8% of the steel segment’s iron ore concentrate requirements, 100% of the steel segment’s coke requirements, 100% of the power segment’s coal requirements and approximately 63% of the ferroalloys segment’s coal requirements;

•	The ferroalloys segment supplied approximately 93% of the steel segment’s requirements in ferrochrome, ferrosilicon and ferronickel;

•	The mining segment supplied approximately 92% of coke for use in the production of ferronickel, ferrochrome and ferrosilicon by the ferroalloys segment;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations; and

•	The power segment supplied approximately 21% of our group’s overall electricity requirements.

The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the purposes of the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of goods sold.

Recent acquisitions

Set out below are our key acquisitions during the periods under review in this section. For more detail see note 3 to the consolidated financial statements. The financial information for the periods presented herein may not be directly comparable from period to period due to these acquisitions.

Laminorul Plant. Laminorul Plant is a steel plant located in Braila (Romania) and listed on the Bucharest Stock Exchange, RASDAQ market. On February 25, 2010, we acquired 100% of shares of Donau Commodities S.R.L. which holds 90.9% of shares of Laminorul Plant for consideration of $11.9 million. In February 2013, we sold 90.9% of shares of Laminorul Plant together with other our assets in Romania. See also “Item 3. Key Information — Recent Developments.”

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

Toplofikatsia Rousse. Toplofikatsia Rousse is a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. We acquired a 49% stake in Toplofikatsia Rousse in December 2007 for $73.5 million. We increased our stake in Toplofikatsia Rousse to 100% by purchasing the remaining stake of 51% in December 2010 for approximately $71.9 million. In December 2012, we signed an agreement to sell 100% of shares of Toplofikatsia Rousse and we expect the transaction to close in May 2013. See also “Item 3. Key Information — Recent Developments.”

Donetsk Electrometallurgical Plant. Donetsk Electrometallurgical Plant is a steel plant located in Donetsk, Ukraine. We acquired 100% of shares of Donetsk Electrometallurgical Plant in December 2011 for $537 million to be paid in monthly installments during the period from December 2011 to December 2018. Donetsk Electrometallurgical Plant specializes in the production of continuous cast billets and rolled round billets from high-quality grades of steel with thermal treatment.

Cognor Stahlhandel. Cognor Stahlhandel is a distributor of steel products in Central and Eastern Europe. We acquired a 100% stake of Cognor Stahlhandel in September 2012 for $29.1 million. In January 2013, Cognor Stahlhandel GmbH was renamed to Mechel Service Stahlhandel Austria GmbH.

Lomprom Rostov. Lomprom Rostov LLC is a scrap collecting and processing company located in the Rostov region. We acquired 100% of Lomprom Rostov LLC in November 2012 for $0.1 million.

Bluestone acquisition

In May 2009, we acquired, through Mechel Bluestone Inc., a newly formed Delaware corporation, 100% of the shares and interests in the companies conducting the coking coal business of Bluestone Coal Corp. in West Virginia. The aggregate consideration was $436.4 million paid in cash, approximately 83.3 million of our preferred shares and two contingent payments (as described below), less the amount exceeding the target debt of $132.0 million of the acquired business. The first contingent payment was agreed to be a contingent share value right (“CVR”) that would guarantee a target total shareholder return from the preferred shares after five years from the closing date of the acquisition. Any potential CVR cash payment due to the actual total return from the preferred shares being less than or equal to the target return was to be paid on the fifth anniversary of the closing date and was to equal the amount by which the target value exceeded the sum of the aggregate market value of the preferred shares and all dividends received. The starting target value was set at $986.1 million, which could be increased up to $1,585.0 million to reflect additional tonnes of reserves and resources in excess of certain levels, which were to be identified through additional drilling within two years of the closing date and verified by an independent engineer, and decreased by the amount of any damages (capped at $200.0 million for CVR purposes) and set-offs effected by Mechel. The starting target value of the CVR was increased by the parties by $3.5 million in June 2010 as a result of an agreement to settle a third-party litigation. Mechel Mining guaranteed the obligations of our subsidiaries who undertook to make the CVR payment. The CVR payment obligation was further supported by a pledge of the shares of Mechel Bluestone Inc. and its subsidiaries. The second contingent payment is a contingent cash payment to be made within five years from the closing date based on additional coal reserves and resources identified within two years under a planned drilling program and verified by an independent engineer. The additional tonnes are to be paid for at the price of $3.04 per tonne if the payment occurs on the fifth anniversary of the closing date, and the price is discounted in the case of earlier payment. The drilling program was conducted through July 2011 and in September 2011 we received a letter prepared by Weir International, Inc., an independent engineer. The letter appears to state that approximately 54.8 million tonnes of additional coal resources were identified pursuant to the drilling program. Based on our review of the letter, we believe that the contents of the letter do not support its conclusions, and for that and a number of other reasons the letter is deficient and fails to satisfy the contractual requirements for establishing the second contingent payment. The sellers have expressed disagreement with our view of the Weir letter and we have requested more supporting data and information in order to further evaluate the results of the drilling program. Mechel Mining guaranteed the obligations of our subsidiaries who undertook to make the second contingent cash payment in the amount of $1.0 billion. The total fair value of the purchase consideration at the closing date amounted to $1,447.2 million. The amount recorded as a liability in respect of the drilling program was $25.7 million as of December 31, 2012.

We completed the listing of the preferred shares on the New York Stock Exchange (“NYSE”) in May 2010. In March 2011, the market value of the preferred shares distributed as part of the consideration to the former owners of Bluestone plus the cumulative dividends due to them exceeded $1,787.1 million, as calculated per the terms of the merger agreement, which resulted in the automatic extinguishment of the CVR. Following the automatic extinguishment of the CVR, we executed an amendment to the merger agreement which confirmed that our obligations in relation to the CVR contingent payment, pledge agreements relating to all the outstanding stock and capital membership in the Bluestone companies in favor of the Seller, and the CVR guarantee issued by Mechel Mining have been released. In addition, Mr. Zyuzin has been released from obligation to vote his common shares in favor of the dividends on preferred shares.

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

The steel industry is highly cyclical in nature because the industries in which steel customers operate are cyclical and sensitive to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which we sell our products, as well as in the global economy. The prices of our steel products are influenced by many factors, including demand, worldwide production capacity, capacity utilization rates, raw materials costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices also typically follow trends in raw materials prices and increases in market prices for steel may lag behind increases in production costs, including raw materials.

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

The global financial crisis and sharp economic slowdown which started in 2008 seriously impacted global GDP growth in 2008 and 2009 and the recovery was slow in 2010. Global real GDP grew at 4.3% in 2010, at 2.7% in 2011 and at 2.3% in 2012, according to the World Bank. According to Rosstat, Russia recorded GDP growth of 4.3% in 2010, of 4.3% in 2011 and of 3.4% in 2012. The slowdown in economic growth and severe constraints in capital spending, both globally and in Russia, led to poor demand for our products and a substantial decrease in the prices for our products in 2009. We generally observed signs of improvement in our core markets in 2010. Growth continued during the first nine months of 2011, until another wave of slowdown of the global economy led to a decline in demand and prices for our products. Although the beginning of 2012 demonstrated some optimism in our key markets, debt problems in Europe and slowing growth in China in the second half of 2012 resulted in weak demand and low prices. See “— Price trends for products.”

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

As the production and consumption of steel are closely linked to economic development and industrial capacity in general, many countries have enacted measures to protect their domestic steel industries from international competition, particularly from countries with a lower average cost of production. Several key steel importing countries currently have import restrictions in place on steel products or may introduce them in the future. See “Risk Factors — Risks Relating to Our Business and Industry — We face certain trade restrictions in the export of certain of our steel and ferroalloy products to the E.U.”

We benefit from import tariffs that Russia has in place for certain steel products. See “Risk Factors — Risks Relating to Our Business and Industry — We benefit from Russia’s tariffs and duties on imported steel, many of which have been reduced upon Russia’s WTO membership and may be eliminated in the future.”

Consolidation trends in the steel and mining industries

The global financial crisis sharply slowed the pace of consolidation in the steel industry. Despite demand growth witnessed during 2010, 2011 and 2012, growth in steel-making capacity still exceeds steel demand. There is now significant over-capacity in the global steel sector which is putting pressure on operators’ profitability. Future consolidation in the steel industry should enable steel producers to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

We, along with other Russian steel producers, tend to focus on vertical integration rather than consolidation, which ensures access to a stable supply of raw materials, particularly coking coal and iron ore. Our vertical integration helps us to better manage the effects of raw materials supply constraints and also provides us with an opportunity to capture higher margins in sales by our mining segment to third parties.

The mining industry has also experienced consolidation in recent years. In 2010, INR Energy, a privately held coal company, sold its West Virginia coal mining operations to Cliffs Natural Resources, an international mining company. Cumberland Resources, a U.S. privately held coal producer, was acquired by Massey Energy, a U.S. company and one of the largest producers of Central Appalachian coal. In 2011, there was another series of large-scale transactions. Walter Energy, Inc., a producer of coking coal in southern Appalachia, acquired Canada’s Western Coal Corp. to become one of the world’s largest producers of coking coal. Alpha Natural Resources acquired Massey Energy Co., creating the world’s third largest coking coal producer behind BHP Billiton-Mitsubishi Alliance and Teck Resources Ltd. Arch Coal Inc. acquired International Coal Group, a U.S. coal producer in the Appalachia region, making Arch Coal the second largest U.S. producer of coking coal. Peabody Energy, Inc. acquired a controlling interest in Macarthur Coal Ltd., the world’s largest producer of seaborne low-volatile PCI. China’s Winsway Coking Coal Holdings Ltd. and Japan’s Marubeni Corp. acquired Canadian metallurgical coal producer Grande Cache Coal Corp. Whitehaven Coal has agreed to buy another Australian coal company, Aston Resources, to create one of Australia’s largest coal producers. Yanzhou Coal Mining Co., China’s fourth biggest coal producer, bought Gloucester Coal Ltd. to gain more mines and port access in Australia.

Consolidation among suppliers in the mining industry has led to a stronger bargaining position among mining companies vis-à-vis steel producers. As we are vertically integrated in both the “upstream” and “downstream” sides of the mining and steel segments, we are not as affected by consolidation among suppliers as some of our competitors.

Price trends for products

Coking coal and steam coal

Average contract prices for premium hard coking coal in calendar year 2011 were $289 per tonne (FOB Australia), up from $191 per tonne (FOB Australia) in calendar year 2010, according to CRU. Previously, the contract price for premium hard coking coal was $129 on the same basis, in JFY 2009/2010, according to CRU. The hard coking coal spot price increased during the beginning of 2010 and reached $250 per tonne (FOB Australia) in April 2010. By the end of 2010, however, prices had declined to $225 per tonne (FOB Australia), according to CRU. There was no significant volatility in spot prices in 2010 due to the stable development of global steel industry. Minor price fluctuation occurred due to seasonal factors and traders stocking activity. At the beginning of 2011, hard coking coal spot prices increased sharply to $350 per tonne (FOB Australia) due to supply disruptions caused by heavy floods in Queensland, Australia, according to CRU. Since then, coal supply has normalized and spot prices decreased to $305 per tonne in June 2011, according to CRU. In the final quarter of 2011, the price declined sharply to $235 per tonne in November, according to CRU. In the first quarter of 2012, the contract price was set at $235 per tonne, while spot prices declined from $219 per tonne (FOB Australia) in January to $210 per tonne (FOB Australia) in March due to sluggish demand, according to CRU. As a result, the contract price for the second quarter of 2012 was reduced to $210 per tonne. Nevertheless, industrial actions at BMA operated mines led to an increase in spot prices to $224 per tonne in June, and the contract price for third quarter was settled at $225 per tonne, according to CRU. In the third quarter of 2012, the spot market for hard coking coal became oversupplied and the price declined sharply to $140 per tonne (FOB Australia) in September. As a result, the contract price for the last quarter of 2012 was set at $170 per tonne, according to CRU. The supply-side has been forced to react to significantly lower prices and output reductions occurring in China, the United States and Australia. Furthermore, demand strengthened and spot prices slightly increased to $157 per tonne (FOB Australia) in December 2012, according to CRU.

Prices for steam coal reached $86 per tonne (CIF Amsterdam/Rotterdam/Antwerp) at the beginning of 2010 and then declined to $73 per tonne (CIF Amsterdam/Rotterdam/Antwerp) by the end of the first quarter of 2010, according to Platts. Prices increased further during 2010 and reached $122 per tonne (CIF Amsterdam/Rotterdam/Antwerp) at end of 2010, according to Platts. The main reason for this price growth was the stable growth of the global economy. In the first six months of 2011, prices for steam coal fluctuated around 2010 year-end levels, according to Platts. The price for steam coal was $123 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in June 2011, according to Platts. In the final quarter of 2011, steam coal prices decreased to $111 per tonne in December, according to Platts. During the first half of 2012, steam coal prices declined from $106 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in January to $87 per tonne in June, according to Platts. In the second half of 2012, prices for steam coal were generally stable fluctuating around $90 per tonne, according to Platts.

Iron ore

Average contract prices for iron ore in calendar year 2012 were $120 per tonne, down from $163 in 2011, but still up from $106 per tonne in 2010 (Southern System fines, 65% elemental iron, 6% moister, FOB Brazil), according to CRU. Spot prices began to rise in the middle of 2009, when growing global production of steel coupled with strong demand for imported iron ore from China pushed prices to the level of $105 per tonne (CFR China) by the end of 2009 and $142 per tonne (CFR China) by the end of the first quarter of 2010, according to CRU. Prices increased further during 2010 and reached $186 per tonne (CFR China) in April, and after a decline in the middle of the year prices begin to rise again and reached $173 per tonne (CFR China) at end of 2010, according to CRU. The main reasons for price growth in 2010 were stable demand for ore imports from China and the Indian governments’ measures restricting iron ore exports. In the first six months of 2011, iron ore prices continued their surge as a result of strong Chinese demand. In the fourth quarter of 2011, iron ore spot prices began to decline reaching the bottom at $139 per tonne (CFR China) in December. During the first half of 2012, prices adjusted upwards and were generally stable fluctuating around $147 per tonne (CFR China), according to CRU. In the third quarter of 2012, spot prices for iron ore fell to $108 per tonne (CFR China) in September due to weak steel market in China and intensified destocking of steel-making raw materials at mills. Tighter supplies, combined with an uptick in interest from China, triggered increases for iron ore prices to $135 per tonne (CFR China) in December 2012, according to CRU. Average spot prices in 2012 were $135 per tonne (CFR China), down from $176 per tonne in 2011 and $153 per tonne in 2010, according to CRU.

Coke

Growing demand from the steel industry and increasing coking coal prices led to a recovery in coke prices since the second half of 2009. By the end of 2010, the Russian domestic price for coke reached 11,720 rubles per tonne (including VAT, FCA basis), according to Metal-Courier, and the export price for Chinese coke grew to $450 per tonne (12.5% ash, FOB basis), according to CRU. In the first six months of 2011, prices for coke increased rapidly and then adjusted downwards, following the trend in the coking coal price. The export price for Chinese coke was $380 per tonne (12.5% ash, FOB basis) in December 2011, according to CRU, while the Russian domestic price for coke was 10,442 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. Throughout 2012, Russian domestic prices for coke were decreasing due to sluggish demand and falling coking coal prices and reached 7,588 rubles per tonne (including VAT, FCA basis) in December, according to Metal-Courier. The export price for Chinese coke also declined from $370 per tonne (12.5% ash, FOB basis) in January to $265 per tonne (12.5% ash, FOB basis) in December, according to CRU.

Nickel

On the LME nickel prices increased during 2010 and reached $24,111 per tonne at the end of 2010, according to CRU, since the demand for nickel in Asia and in the rest of the world was steadily improving. Nickel prices reached a high of $28,252 per tonne in February 2011, and then declined through the end of the year due to increased supply and slow demand growth. Nickel prices declined to $18,154 per tonne in December 2011, according to CRU. In February 2012, nickel prices increased to $20,465 per tonne. The rally was supported by positive news on China. Then the prices declined to $15,658 per tonne due to rising inventories on the LME and an increasing amount of uncertainty about a surplus in primary nickel supply, European demand and prospects for growth in China. Then the prices rebounded back to $17,407 per tonne in December 2012 driven by QE3 and China’s approval of a $157 billion infrastructure program.

Ferrochrome

Ferrochrome prices increased during 2010 and reached $2,668 per tonne of chrome content (spot delivered Europe) by the end of 2010, according to CRU, since the demand in all the regions has substantially improved. Ferrochrome prices declined during 2011 due to excessive material supply to the market and slow demand growth. Ferrochrome prices declined to $2,315 per tonne of chrome content in December 2011, according to CRU. At the beginning of 2012, ferrochrome prices slightly increased, but by the end of the year declined to $2,116 per tonne of chrome content due to surplus on the world market, according to CRU.

Ferrosilicon

Ferrosilicon prices increased during 2010 and reached $1,625 per tonne (75% Si, CIF Japan) by the end of 2010, according to CRU. The surge in ferrosilicon prices in the last months of 2010 was driven by curtailments in power supplies of Chinese ferrosilicon producers, due to the Chinese governments’ five-year energy-saving plan. Ferrosilicon prices were relatively stable during the first nine months of 2011, according to CRU. Prices decreased in the final quarter of 2011 due to decreased demand in China and in international markets. Ferrosilicon prices declined to $1,425 per tonne (75% Si, CIF Japan) at the end of 2011, according to CRU. In the second quarter of 2012, ferrosilicon prices slightly increased to $1,445 per tonne (75% Si, CIF Japan) in May and then began to fall due to slow demand and reached $1,340 per tonne (75% Si, CIF Japan) in October. By the end of the year ferrosilicon prices grew to $1,375 per tonne (75% Si, CIF Japan) as electricity costs in China increased, according to CRU.

Steel

Prices for steel products increased during 2010 and reached $639 per tonne for rebar in the Russian domestic market and $600 per tonne for square billets (Russian export) at the end of 2010, according to Metal-Courier. The price increase was driven by increasing raw materials costs and steadily improving demand. Russian domestic rebar consumption grew by 23.6% in 2010, according to Metal-Courier. In 2011, steel prices were generally higher as compared to 2010. During 2011, steel prices generally increased until August. In August 2011, the price for rebar reached $859 per tonne in the Russian domestic market and the export price for square billets increased to $681 per tonne, according to Metal-Courier. In the final quarter of 2011, steel prices declined on the back of deteriorating demand. The Russian domestic price for rebar declined to $694 per tonne and the export price for square billets declined to $591 per tonne in December 2011, according to Metal-Courier. In the first quarter of 2012, the price for rebar reached $752 per tonne in the Russian domestic market and the export price for square billets increased to $609 per tonne, according to Metal-Courier. The export price for square billets decreased further during 2012. In the fourth quarter of 2012, steel prices declined on the back of deteriorating demand. The Russian domestic price for rebar declined to $646 per tonne and the export price for square billets declined to $513 per tonne in December 2012, according to Metal-Courier.

Freight costs

During the periods under review, ocean freight rates on the basic world routes remained volatile. In 2010, time-charter rates on Panamax type vessels fluctuated within the range from $20,000 to $30,000 per day and by the end of the year decreased to $12,000-$15,000 per day due to an excess supply of new vessels entering the market. In 2011, an average time-charter rate on Panamax type vessels also amounted to $12,000-$15,000 per day. In 2012, ocean freight rates were generally weak with Panamax vessel time charter averages peaking only at a high of $13,877 per day and falling to a low of $3,389 per day with an annualized average of $7,684 per day. An increase in ocean freight rates may be caused by the U.S. dollar falling against world currencies, an increase in world oil prices, as well as seasonal factors. Such an increase in ocean freight rates will affect our freight costs.

Freight costs are a significant concern for Russian steel producers and mining companies, as distances in Russia are vast and major steel producing and mining areas tend to be located far from developed year-round port facilities.

Exchange rates

Our products are typically priced in rubles for Russian and the CIS sales and in U.S. dollars or euros for international sales. Our direct costs, including raw materials, labor and transportation costs are largely incurred in rubles and other local currencies, while other costs, such as interest expenses, are incurred in rubles, euros and U.S. dollars. The mix of our revenues and costs is such that a depreciation in real terms of the ruble against the U.S. dollar tends to result in a decrease in our costs relative to our revenues, while an appreciation of the ruble against the U.S. dollar in real terms tends to result in an increase in our costs relative to our revenues.

Results of Operations

The following table sets forth our consolidated statement of income data for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012		2011		2010
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Revenue, net	11,274,933	100.0%	12,541,145	100.0%	9,746,646	100.0%
Cost of goods sold	(8,024,210)	(71.2)%	(8,236,807)	(65.7)%	(6,179,612)	(63.4)%

Gross profit	3,250,723	28.8%	4,304,338	34.3%	3,567,034	36.6%
Selling, distribution and operating expenses	(4,148,598)	(36.8)%	(2,464,234)	(19.6)%	(2,034,822)	(20.9)%

Operating (loss) income	(897,875)	(8.0)%	1,840,104	14.7%	1,532,212	15.7%
Other income and (expense), net	(479,426)	(4.3)%	(667,537)	(5.3)%	(563,008)	(5.8)%

(Loss) income from continuing operations, before income tax and discontinued operations	(1,377,301)	(12.2)%	1,172,567	9.3%	969,204	9.9%
Income tax expense	(179,155)	(1.6)%	(360,750)	(2.9)%	(276,630)	(2.8)%

(Loss) income from continuing operations	(1,556,456)	(13.8)%	811,817	6.5%	692,574	7.1%
Net loss from discontinued operations, net of income tax	(108,429)	(1.0)%	(8,370)	(0.1)%	(600)	0.0%

Net (loss) income	(1,664,885)	(14.8)%	803,447	6.4%	691,974	7.1%

Less: Net loss (income) attributable to non-controlling interests	317	0.0%	(75,562)	(0.6)%	(34,761)	(0.4)%
Net (loss) income attributable to shareholders of Mechel OAO	(1,664,568)	(14.8)%	727,885	5.8%	657,213	6.7%

Less: Dividends on preferred shares	(79,056)	(0.7)%	(78,281)	(0.6)%	(8,780)	(0.1)%
Net (loss) income attributable to common shareholders of Mechel OAO	(1,743,624)	(15.5)%	649,604	5.2%	648,433	6.7%

Year ended December 31, 2012 compared to year ended December 31, 2011

Net revenues

Consolidated revenues decreased by $1,266.2 million, or 10.1%, to $11,274.9 million in the year ended December 31, 2012 from $12,541.1 million in the year ended December 31, 2011.

The sales decrease was due to a decrease of sales prices across all our major segments, as well as a decrease of coking coal, nickel and ferrosilicon sales volumes in our mining and ferroalloys segments. This decrease was partially offset by the impact on our consolidated revenues of our acquisitions of Cognor Stahlhandel and Lomprom Rostov in the amount of $79.1 million in the year ended December 31, 2012.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Net Revenues by Segment	2012	2011
	(In thousands of U.S. dollars, except percentages)
Mining segment
To third parties	3,297,560	4,173,799
To ferroalloys segment	97,066	175,829
To power segment	44,801	45,223
To steel segment	575,627	797,178

Total	4,015,054	5,192,029

Steel segment
To third parties	6,803,413	7,154,417
To ferroalloys segment	6,377	7,062
To power segment	148,265	146,875
To mining segment	113,265	156,479

Total	7,071,320	7,464,833

Ferroalloys segment
To third parties	416,721	475,254
To power and mining segments	194	1,047
To steel segment	87,218	198,144

Total	504,133	674,445

Power segment
To third parties	757,239	737,675
To steel segment	317,826	321,021
To ferroalloys segment	85,650	104,768
To mining segment	80,398	81,018

Total	1,241,113	1,244,482

Eliminations	1,556,687	2,034,644

Consolidated revenues	11,274,933	12,541,145

% from mining segment	29.2%	33.3%
% from steel segment	60.3%	57.0%
% from ferroalloys segment	3.7%	3.8%
% from power segment	6.7%	5.9%

Mining segment

Our total mining segment sales decreased by $1,177.0 million, or 22.7%, to $4,015.1 million in the year ended December 31, 2012 from $5,192.0 million in the year ended December 31, 2011.

Coking coal concentrate sales to third parties decreased by $770.5 million, or 34.7%, to $1,453.0 million in the year ended December 31, 2012 from $2,223.4 million in the year ended December 31, 2011, as a result of sales prices decrease of $614.1 million and sales volumes decrease of $156.4 million. The sales prices decrease is explained by the sharp decrease in international coking coal prices. In the first quarter of 2012, hard coking coal spot prices decreased to $215 per tonne (FOB Australia), according to Platts. During the whole year of 2012 the coal market remained well-balanced. Spot prices increased to $221 per tonne in the second quarter of 2012, according to Platts. The price declined to $175 and $155 in third and fourth quarters of 2012, respectively, according to Platts.

The volume of coking coal concentrate sold to third parties decreased by 678 thousand tonnes, or 7.0%, to 8,957 thousand tonnes in the year ended December 31, 2012 from 9,635 thousand tonnes in the year ended December 31, 2011. The decrease in sales volumes during the period was mainly due to lower sales from Bluestone, which corresponded to the general trend of lower exports of coking coal from the United States in 2012. Reduction of the United States exports was mainly due to lower demand from consumers in Europe, which accounts for most of the exports, as well as in Latin America, Japan and South Korea.

The volume of coking coal sold to third parties increased at Yakutugol and Southern Kuzbass Coal Company and decreased at Bluestone. Yakutugol’s coking coal sales volumes increased by 362 thousand tonnes, or 8.0%, to 4,903 thousand tonnes in the year ended December 31, 2012 from 4,541 thousand tonnes in the year ended December 31, 2011. Southern Kuzbass Coal Company’s coking coal sales volumes increased by 128 thousand tonnes, or 5.3%, to 2,551 thousand tonnes in the year ended December 31, 2012 from 2,423 thousand tonnes in the year ended December 31, 2011. Bluestone’s coking coal sales volumes to third parties decreased by 1,138 thousand tonnes, or 43.1%, to 1,502 thousand tonnes in the year ended December 31, 2012 from 2,640 thousand tonnes in the year ended December 31, 2011.

Coke sales to third parties decreased by $83.3 million, or 22.2%, to $291.4 million in the year ended December 31, 2012 from $374.7 million in the year ended December 31, 2011, as a result of a decrease of $108.9 million in sales prices that was partially offset by an increase of $25.6 million in sales volumes. The decrease in sales prices was driven by the decrease in the price of coking coal, the key raw material in the production of coke. The sales volume increase is explained by the increase of coke sales to the Russian market following the decrease of sales to the ferroalloys segment as a result of the suspension of operations at Southern Urals Nickel Plant in the third quarter of 2012.

Coke supplied to the steel segment decreased by $85.5 million, or 14.4%, to $509.9 million in the year ended December 31, 2012 from $595.3 million in the year ended December 31, 2011. The decrease of $143.3 million was due to a decrease of sales prices, which was partially offset by a $57.8 million increase in sales volumes. The increase in sales volumes is explained by the increase in pig iron production volumes by 12.0% following the absence of planned repairs of the blast furnace at Chelyabinsk Metallurgical Plant in 2012.

Chemical products sales to third parties decreased by $0.9 million, or 1.2%, to $75.6 million in the year ended December 31, 2012 from $76.5 million in the year ended December 31, 2011, as a result of a decrease in sales prices. Sales prices decreased due to the decrease in the price of coking coal, the key raw material in the production of chemical products.

Anthracite and PCI sales to third parties decreased by $17.8 million, or 2.5%, to $703.0 million in the year ended December 31, 2012 from $720.8 million in the year ended December 31, 2011, as a result of a decrease of $115.7 million in sales prices that was partially offset by an increase of $97.9 million in sales volumes. Sales prices decreased due to the decrease in the price of coking coal, the key raw material in the production of anthracite and PCI. Sales volume increased due to our increasing production volumes of PCI instead of steam coal.

Steam coal sales to third parties decreased by $77.5 million, or 35.1%, to $143.4 million in the year ended December 31, 2012 from $220.8 million in the year ended December 31, 2011, as a result of a decrease of $88.6 million in sales volumes that was partially offset by an increase of $11.2 million in sales prices. Our share of domestic market sales decreased from 58.73% in the year ended December 31, 2011 to 51.38% in the year ended December 31, 2012 as our sales prices in the domestic market are lower than export prices. The average sales price in the domestic market was $48 per tonne on FCA basis but $89 per tonne on FCA basis in the export market for the year ended December 31, 2012. As a result, we experienced an increase in sales prices on steam coal sales to third parties, due to an increase of the share of export as well as supply on the internal market. The decrease in sales volumes was mainly due to the realization of our strategy of increasing PCI production and sales instead of steam coal.

Steam coal supplied to the power and ferroalloys segments decreased by $29.7 million, or 59.6%, to $20.2 million in the year ended December 31, 2012 from $49.9 million in the year ended December 31, 2011, as a result of a decrease of $8.1 million in sales prices and a decrease of $21.6 million in sales volumes. The sales volumes decrease is explained by the suspension of operations at Southern Urals Nickel Plant in the third quarter of 2012.

Sales of iron ore to third parties increased by $74.6 million, or 20.2%, to $444.7 million in the year ended December 31, 2012 from $370.1 million in the year ended December 31, 2011, as a result of an increase of $197.4 million in sales volumes that was partially offset by a decrease of $122.8 million in sales prices. The decrease in sales prices was due to a decrease in international iron ore prices. The year average spot iron ore price (63.5% Fe dry, CIF) decreased by 23% from $176 per tonne in the year ended December 31, 2011 to $135 per tonne in the year ended December 31, 2012, according to CRU. The increase in third-party sales volumes was due to the decrease in intra-group supplies.

Supplies of iron ore to the steel segment decreased by $140.8 million, or 87.5%, to $20.1 million in the year ended December 31, 2012 from $160.9 million in the year ended December 31, 2011, as a result of a decrease of $4.1 million in sales prices and a decrease of $136.7 million in sales volumes. Sales volumes decreased because the share of iron ore consumed at Chelyabinsk Metallurgical Plant produced by Korshunov Mining Plant decreased from 23.1% in the year ended December 31, 2011 to 3.2% in the year ended December 31, 2012 following the increased demand for iron ore in the international markets. Sales prices decreased due to a decrease in the price of iron ore in the Russian market: our average sales prices for iron ore to the third parties on FCA basis decreased by 27.6%.

Excluding intersegment sales, export sales remained stable at the level of 73.0% of mining segment sales in the year ended December 31, 2012, compared to 73.3% in the year ended December 31, 2011.

Steel segment

Our steel segment revenues decreased by $393.5 million, or 5.3%, to $7,071.3 million in the year ended December 31, 2012 from $7,464.8 million in the year ended December 31, 2011. Steel segment sales in 2012 in domestic and export markets had different trends: demand in our export market was subdued due to unstable economic and political conditions, while demand in our domestic market was strong. Consumption of steel products in Russia increased by 5.2% in the year ended December 31, 2012 to 44.5 million tonnes from 42.3 million tonnes in the year ended December 31, 2011, according to Metal Expert.

Semi-finished products sales decreased by $136.9 million, or 10.5%, to $1,163.2 million in the year ended December 31, 2012 from $1,300.1 million in the year ended December 31, 2011, as a result of a decrease of $102.5 million in sales prices and a decrease of $34.4 million in sales volumes. Sales prices decreased due to a decrease in the international prices for billets: the billet year average price (square billet, FOB Black Sea) decreased by 11% to $564 per tonne in the year ended December 31, 2012 from $635 per tonne in the year ended December 31, 2011, according to Metal Expert. The decrease of third-party sales volumes was due to the decrease of sales volumes at Donetsk Electrometallurgical Plant following the decrease of its production volumes due to steel scrap shortages in Ukraine and temporary suspension of its operations in the fourth quarter of 2012.

Other long products sales decreased by $152.8 million, or 12.9%, to $1,030.4 million in the year ended December 31, 2012 from $1,183.2 million in the year ended December 31, 2011, as a result of a decrease of $111.1 million in sales prices and a decrease of $41.7 million in sales volumes. The decrease in sales prices was mainly driven by the decrease in the prices of steel-making raw materials (iron ore, coking coal etc.). Sales volumes decreased because of the weakening of demand in the international markets in 2012.

Wire rod sales decreased by $91.0 million, or 42.4%, to $123.3 million in the year ended December 31, 2012 from $214.3 million in the year ended December 31, 2011, as a result of a decrease of $6.4 million in sales prices and a decrease of $84.6 million in sales volumes. The decrease in sales prices was driven by a decrease in the international price for wire rod: the wire rod year average price (wire rod, FOB Black Sea) decreased by 6-12% to $611-659 per tonne in the year ended December 31, 2012 from $694-701 per tonne in the year ended December 31, 2011, according to Metal Expert. Sales volumes decreased because of a decrease in production volumes by 26% following the repairs of rolling mill at Beloretsk Metallurgical Plant in 2012.

Stainless flat products sales decreased by $76.9 million, or 34.3%, to $147.2 million in the year ended December 31, 2012 from $224.2 million in the year ended December 31, 2011, as a result of a decrease of $25.7 million in sales prices and a decrease of $51.2 million in sales volumes. The decrease in sales prices was driven by the decrease in domestic prices during 2012: the year average price for stainless flat steel (cold-rolled, 08X18H10T steel grade, 2 mm, Russia domestic, ex-warehouse, excl. VAT) decreased by 20% to $4,269 per tonne in the year ended December 31, 2012 from $5,342 per tonne in the year ended December 31, 2011, according to Metal Expert. Sales volumes decreased due to weakening of the demand in the European market.

Other flat product sales decreased by $26.7 million, or 5.2%, to $488.6 million in the year ended December 31, 2012 from $515.3 million in the year ended December 31, 2011, as a result of a decrease of $59.5 million in sales prices, which was partially offset by an increase of $32.8 million in sales volumes. The decrease in sales prices was driven by a decrease in domestic and international prices during 2012: the year average price for hot-rolled coil (Russia exports, FOB Black Sea) decreased by 17% to $578 per tonne in the year ended December 31, 2012 from $693 per tonne in the year ended December 31, 2011, according to Metal Expert. The increase in sales volumes was due to the increase in sales of flat rolled steel following the acquisition of Cognor Stahlhandel in September 2012.

Wire sales decreased by $48.8 million, or 7.6%, to $593.1 million in the year ended December 31, 2012 from $641.9 million in the year ended December 31, 2011, as a result of a decrease of $40.1 million in sales prices and a decrease of $8.6 million in sales volumes. The decrease in sales prices was driven by the decrease in the prices of wire rod, which is the main input for wire production. Sales volumes decreased because of the weakening of demand in the international markets in 2012.

These negative trends were partially offset by the increase of non-core products and services sales by $155.6 million, or 59.5%, to $417.2 million in the year ended December 31, 2012 from $261.6 million in the year ended December 31, 2011. This increase was due to the increase of scrap metal sales to the related metallurgical plants following the development of our relationships with these plants and the acquisition of Lomprom Rostov in 2012.

Excluding intersegment sales, export sales were 25.0% of steel segment sales in the year ended December 31, 2012, compared to 27.8% in the year ended December 31, 2011. The proportion of our export sales decreased due to the weakening of demand in the European markets in 2012.

Ferroalloys segment

Nickel sales to third parties decreased by $89.4 million, or 35.0%, to $165.7 million in the year ended December 31, 2012 from $255.2 million in the year ended December 31, 2011, as a result of a decrease of $45.7 million in sales prices and a decrease of $43.7 million in sales volumes. Sales prices decreased due to the decrease in nickel quotes at the LME, which we use to determine our contract prices. The year average nickel price decreased to $17,526 per tonne in the year ended December 31, 2012 from $22,831 per tonne in the year ended December 31, 2011, according to CRU. Our nickel sales volumes decreased by 1.9 thousand tonnes, or 17.1%, to 9.5 thousand tonnes in the year ended December 31, 2012 from 11.4 thousand tonnes in the year ended December 31, 2011, due to the suspension of operations at Southern Urals Nickel Plant in the third quarter of 2012.

Nickel supplies to the steel segment decreased by $87.0 million, or 76.2%, to $27.2 million in the year ended December 31, 2012 from $114.2 million in the year ended December 31, 2011, as a result of a decrease of

$8.7 million in sales prices and a decrease of $78.3 million in sales volumes. The decrease of sales volumes is explained by the suspension of operations at Southern Urals Nickel Plant in the third quarter of 2012. Sales prices decreased due to a decrease in the price of nickel in the Russian market: our average sales prices for nickel to the third parties on FCA basis decreased by 25.2%.

Ferrosilicon sales to third parties decreased by $19.1 million, or 22.6%, to $65.6 million in the year ended December 31, 2012 from $84.7 million in the year ended December 31, 2011, as a result of a decrease of $7.6 million in sales volumes and a decrease of $11.6 million in sales prices. Sales prices decreased due to a decrease in the price of ferrosilicon for sale in Russia and for export, mainly Japan and South Korea, which was related to weakening demand as stocks rose. In addition, cheaper supplies of Chinese origin that were shipped through Vietnam put prices under pressure. Chinese export prices fell to $1,370 per tonne in December 2012 from $1,440 per tonne in January 2012, according to CRU. Decrease of sales volumes was due to the increase of stocks in transit to the customer as at December 31, 2012 following the increase of delivery period.

Ferrosilicon supplies to the steel segment decreased by $5.2 million, or 11.4%, to $40.3 million in the year ended December 31, 2012 from $45.5 million in the year ended December 31, 2011, as a result of a decrease of $3.6 million in sales prices and a decrease of $1.6 million in sales volumes. The decrease in sales volumes was due to the decrease in stainless steel production volumes in our steel segment companies by 27.0% in the year ended December 31, 2012.

Chrome sales to third parties increased by $25.5 million, or 24.1%, to $131.3 million in the year ended December 31, 2012 from $105.7 million in the year ended December 31, 2011, as a result of an increase of $39.2 million in sales volumes, which was partially offset by a decrease of $13.7 million in sales prices. Sales volumes increased because of the increase of export sales volumes following the strengthening of Asian markets.

Chrome supplies to the steel segment decreased by $18.1 million, or 50.5%, to $17.8 million in the year ended December 31, 2012 from $35.9 million in the year ended December 31, 2011, as a result of a decrease of $5.2 million in sales prices and a decrease of $13.0 million in sales volumes. The decrease in sales volumes was due to the decrease of stainless steel production volumes in our steel segment companies by 27.0% in the year ended December 31, 2012.

Excluding intersegment sales, export sales were 77.8% of ferroalloys segment sales in the year ended December 31, 2012, compared to 76.2% in the year ended December 31, 2011. The increase in the proportion of our export sales was mainly due to the strong demand for chrome on the Asian market.

Power segment

Our power segment revenues slightly decreased by $3.4 million, or 0.3%, to $1,241.1 million in the year ended December 31, 2012 from $1,244.5 million in the year ended December 31, 2011.

Electricity sales to third parties increased by $90.6 million, or 15.6%, to $671.3 million in the year ended December 31, 2012 from $580.7 million in the year ended December 31, 2011, as a result of an increase of $76.1 million in sales volumes and an increase of $14.4 million in sales prices. Sales prices increased as a result of further liberalization of government constrains on sales prices in the Russian electricity market. The increase of sales volumes was due to the increase of the number of customers following the expansion of Mechel Energo subsidiaries to various regions of Russia.

This increase was partially offset by the decrease of other revenue by $71.0 million, or 45.2%, to $85.9 million in the year ended December 31, 2012 from $156.9 million in the year ended December 31, 2011, due to the decrease of revenue from electricity networks usage following the disposal of Electroset in December 2011.

Intersegment sales decreased by $22.9 million, or 4.5%, to $483.9 million in the year ended December 31, 2012 from $506.8 million in the year ended December 31, 2011, as a result of the decrease of electricity sales volumes to the ferroalloys segment following the decrease of its production volumes.

Southern Kuzbass Power Plant and Mechel Energo contributed $11.5 million to the power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2012 compared to $14.2 million in the year ended December 31, 2011.

Cost of goods sold and gross margin

The consolidated cost of goods sold was 71.2% of consolidated revenues in the year ended December 31, 2012, as compared to 65.7% of consolidated revenues in the year ended December 31, 2011, resulting in a decrease in consolidated gross margin to 28.8% in the year ended December 31, 2012 from 34.3% for the year ended December 31, 2011. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2012 and 2011, including as a percentage of segment revenues.

	Year Ended December 31, 2012		Year Ended December 31, 2011
Cost of Goods Sold and Gross Margin by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	2,130,959	53.1%	2,324,189	44.8%
Gross margin	1,884,096	46.9%	2,867,839	55.2%
Steel segment
Cost of goods sold	6,026,304	85.2%	6,341,260	84.9%
Gross margin	1,045,017	14.8%	1,123,573	15.1%
Ferroalloys segment
Cost of goods sold	539,454	107.0%	643,624	95.4%
Gross margin	(35,321)	(7.0)%	30,821	4.6%
Power segment
Cost of goods sold	931,760	75.1%	932,060	74.9%
Gross margin	309,351	24.9%	312,422	25.1%

Mining segment

Mining segment cost of goods sold decreased by $193.2 million, or 8.3%, to $2,131.0 million in the year ended December 31, 2012 from $2,324.2 million in the year ended December 31, 2011. The mining segment’s gross margin percentage decreased to 46.9% in the year ended December 31, 2012 from 55.2% in the year ended December 31, 2011.

The decrease in the mining segment’s gross margin percentage is explained by the decrease of coking coal, anthracite and PCI and iron ore FCA sales prices in the export and domestic markets by 36.4%, 20.0% and 30.6%, respectively.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by $2.8 per tonne, or by 7.3%, from $38.0 in the year ended December 31, 2011 to $40.8 in the year ended December 31, 2012, mainly due to an:

•	increase in personnel expenses by $0.7 per tonne due to the indexation of salary rates of production personnel; and

•	increase in raw materials expenses by $2.1 per tonne due to the increase in fuel, spare parts and explosive materials prices.

Production cash costs of coal at Yakutugol decreased by 8.8% following the recovery from the collapse at Neryungrinskaya Washing Plant that occurred in 2011.

Coke production cash costs decreased by 21.5% at Moscow Coke and Gas Plant and by 28.1% at Mechel Coke following the decrease of coking coal concentrate purchase prices.

Average production cash costs for coal produced by the Bluestone companies decreased by 1.3%, mainly due to a 33.0% decrease in royalties expenses caused by the decrease of coal sales prices (royalties are calculated in the proportion to the coal sales revenues).

Production cash costs of iron ore increased by 9.8% due to the increase of costs of fuel and personnel expenses by 23.0% and 15.3%, respectively.

Steel segment

Steel segment cost of goods sold decreased by $315.0 million, or 5.0%, to $6,026.3 million in the year ended December 31, 2012 from $6,341.3 million in the year ended December 31, 2011. Steel segment cost of goods sold was 85.2% of the segment’s revenues in the year ended December 31, 2012, as compared to 84.9% in the year ended December 31, 2011, resulting in a slight decrease of gross margin from 15.1% to 14.8%.

The stable gross profit margin was due to the decrease of sales prices by 5.8% on average accompanied by a similar decrease of average production costs per tonne due to the decrease of raw materials purchase prices (scrap metal, coke and ferroalloys).

Ferroalloys segment

Ferroalloys segment cost of goods sold decreased by $104.2 million, or 16.2%, to $539.5 million in the year ended December 31, 2012 from $643.6 million in the year ended December 31, 2011. Ferroalloys segment cost of goods sold was 107.0% of the segment’s revenues in the year ended December 31, 2012, as compared to 95.4% in the year ended December 31, 2011, resulting in a decrease of gross margin from 4.6% to negative 7.0%. The decrease of cost of sales in absolute amounts is attributable to the decrease of nickel sales volumes to third parties and group companies by 32.5% following the suspension of operations at Southern Urals Nickel Plant in the third quarter of 2012. In addition, the decrease of sales volumes and the decrease of sales prices for all products led to the deterioration of the segment gross profit margin.

Power segment

Power segment cost of goods sold decreased by $0.3 million, or 0.0%, to $931.8 million in the year ended December 31, 2012 from $932.1 million in the year ended December 31, 2011. Power segment gross margin percentage slightly decreased to 24.9% in the year ended December 31, 2012 from 25.1% in the year ended December 31, 2011.

“Cash Costs per Tonne” Measure

In this document, we present cash costs per tonne for coal, coke and iron ore production for each significant production facility of our mining segment. Cash costs per tonne is a performance indicator that is not defined according to U.S. GAAP. Cash costs per tonne includes various production costs, such as raw materials, auxiliary materials, wages and social taxes of production personnel, electricity, gas and fuel costs, repairs and maintenance of production equipment, costs of mining works, mineral extraction tax and royalty payments, but excludes non-cash items such as depreciation, depletion and write-down of inventories to their net realizable value. We use this indicator to evaluate the performance of individual production subsidiaries and their ability to generate cash. Cash costs per tonne is a widely used performance indicator in the mining industry to evaluate the cost-effectiveness of mining operations. We believe that investors use this indicator in addition to the financial information prepared in accordance with U.S. GAAP to evaluate the performance of our companies. Consequently, this information must be considered supplementary and should not be regarded as a substitute for the performance indicators prepared in accordance with U.S. GAAP.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2012 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,245	41	295,537
Coal — Southern Kuzbass Coal Company — intersegment sales	987	41	40,273
Coal — Yakutugol — sales to third parties	8,435	32	268,097
Coal — Yakutugol — intersegment sales	0	32	0
Coal — Bluestone — sales to third parties	1,981	97	192,637
Coal — Bluestone — intersegment sales	0	97	0
Iron ore — Korshunov Mining Plant — sales to third parties	4,157	45	185,867
Iron ore — Korshunov Mining Plant — intersegment sales	251	45	11,223
Coke — Moscow Coke and Gas Plant — sales to third parties	778	245	190,561
Coke — Moscow Coke and Gas Plant — intersegment sales	149	245	36,413
Coke — Mechel Coke — sales to third parties	277	183	50,698
Coke — Mechel Coke — intersegment sales	2,301	183	421,243
Depreciation			201,729
Depletion			92,767
Write-down of inventory to their net realizable value			18,399
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			53,409
Costs of other products and services (coking products, washing services) and costs of other subsidiaries			72,108

Total mining segment cost of sales			2,130,959

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2011 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	6,772	38	257,410
Coal — Southern Kuzbass Coal Company — intersegment sales	1,189	38	45,183
Coal — Yakutugol — sales to third parties	8,469	35	295,166
Coal — Yakutugol — intersegment sales	0	35	0
Coal — Bluestone — sales to third parties	3,206	99	315,840
Coal — Bluestone — intersegment sales	0	99	0
Iron ore — Korshunov Mining Plant — sales to third parties	2,711	41	110,451
Iron ore — Korshunov Mining Plant — intersegment sales	1,669	41	68,004
Coke — Moscow Coke and Gas Plant — sales to third parties	862	273	235,278
Coke — Moscow Coke and Gas Plant — intersegment sales	87	273	23,795
Coke — Mechel Coke — sales to third parties	154	212	32,516
Coke — Mechel Coke — intersegment sales	2,275	212	481,893
Depreciation			185,280
Depletion			128,558
Write-down of inventory to their net realizable value			16,605
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			70,205
Costs of other products and services (coking products, middlings, washing services) and costs of other subsidiaries			58,007

Total mining segment cost of sales			2,324,189

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $1,684.4 million, or 68.4%, to $4,148,6 million in the year ended December 31, 2012 from $2,464.2 million in the year ended December 31, 2011, as a result of an increase of selling and distribution expenses in the mining segment, an increase of provisions for amounts due from related parties in the mining and steel segments and impairment of goodwill and long-lived assets in the steel and ferroalloys segments. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 36.8% in the year ended December 31, 2012 from 19.6% in the year ended December 31, 2011, mainly due to an increase of provisions for amounts due from related parties and impairment of goodwill and long-lived assets that was not recognized in 2011. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on the write off of property, plant and equipment, provision for doubtful accounts, amounts due from related parties, impairment of goodwill and long-lived assets and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2012 and 2011, including as a percentage of segment revenues.

	Year Ended December 31, 2012		Year Ended December 31, 2011
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	871,141	21.7%	843,097	16.2%
Taxes other than income tax	71,978	1.8%	42,628	0.8%
Allowance (recovery of allowance) for doubtful accounts	4,574	0.1%	(3,967)	(0.1)%
Accretion expense	3,075	0.1%	4,340	0.1%
Provision for amounts due from related parties	22,668	0.6%	—	0.0%
Loss on write off of property, plant and equipment	7,294	0.2%	8,225	0.2%
General, administrative and other operating expenses	259,087	6.5%	282,132	5.4%

Total	1,239,818	30.9%	1,176,455	22.7%

Steel segment
Selling and distribution expenses	613,457	8.7%	614,094	8.2%
Taxes other than income tax	44,579	0.6%	46,568	0.6%
Loss on write off of property, plant and equipment	3,463	0.0%	1,965	0.0%
Impairment of goodwill and long-lived assets	583,985	8.3%	—	0.0%
Provision for amounts due from related parties	896,445	12.7%	—	0.0%
Accretion expense	1,172	0.0%	1,402	0.0%
Allowance for doubtful accounts	7,850	0.1%	3,275	0.0%
General, administrative and other operating expenses	258,623	3.7%	264,521	3.5%

Total	2,409,574	34.1%	931,825	12.5%

Ferroalloys segment
Selling and distribution expenses	26,106	5.2%	22,135	3.3%
Taxes other than income tax	8,374	1.7%	11,699	1.7%
Loss on write off of property, plant and equipment	598	0.1%	816	0.1%
Impairment of goodwill and long-lived assets	123,906	24.6%	—	0.0%
Allowance (recovery of allowance) for doubtful accounts	9,216	1.8%	(722)	(0.1)%
Accretion expense	705	0.1%	822	0.1%
General, administrative and other operating expenses	55,670	11.0%	40,983	6.1%

Total	224,575	44.5%	75,733	11.2%

Power segment
Selling and distribution expenses	251,256	20.2%	256,940	20.6%
Taxes other than income tax	2,215	0.2%	1,893	0.2%
Loss on write off of property, plant and equipment	74	0.0%	—	0.0%
Allowance for doubtful accounts	6,706	0.5%	84	0.0%
Accretion expense	68	0.0%	95	0.0%
General, administrative and other operating expenses	14,312	1.2%	21,211	1.7%

Total	274,631	22.1%	280,223	22.5%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $28.0 million, or 3.3%, to $871.1 million in the year ended December 31, 2012 from $843.1 million in the year ended December 31, 2011, mainly due to the increase of iron ore and anthracite and PCI sales volumes by 40.2%. As a percentage of mining segment revenues, selling and distribution expenses increased from 16.2% to 21.7% due to a decrease of 21.0% in sales revenue from sales to third parties and simultaneous increase of 3.3% in selling and distribution expenses.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax increased by $29.3 million, or 68.9%, to $72.0 million in the year ended December 31, 2012 from $42.6 million in the year ended December 31, 2011. The increase was due to the accrual of additional mineral extraction tax to Southern Kuzbass Coal Company, Yakutugol and Tomusinsky Open Pit for the years 2008-2011 of $27.1 million following the results of tax audits of these companies.

Allowance for doubtful accounts changed by $8.5 million to $4.6 million expenses in the year ended December 31, 2012 from $4.0 million income in the year ended December 31, 2011, due to the change in exposure to losses on its accounts receivable. In accordance with our accounting policy, we apply specific rates to overdue accounts receivable depending on the history of cash collections and future expectations of conditions that might impact the collectibility.

Loss on write off of property, plant and equipment decreased by $0.9 million, or 11.3%, to $7.3 million in the year ended December 31, 2012 from $8.2 million in the year ended December 31, 2011, due to the decrease of obsolete property, plant and equipment objects that are not planned for further use in production process at Yakutugol and Moscow Coke and Gas Plant.

In 2012, based on our future expectations we made a provision of $22.7 million for the advances issued to the related metallurgical plants. See note 9 to the consolidated financial statements. No such provisions were recognized in the year 2011.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses decreased by $23.0 million, or 8.2%, to $259.1 million in the year ended December 31, 2012 from $282.1 million in the year ended December 31, 2011, mainly as a result of the decrease of contributions to the non-state pension fund. Salaries and related social taxes decreased by $4.1 million, or 2.6%, to $151.5 million in the year ended December 31, 2012 from $155.5 million in the year ended December 31, 2011, mainly as a result of the decrease of the number of administrative personnel in the segment companies. Legal and consulting fees and insurance services decreased by $4.9 million, or 27.5%, to $13.0 million in the year ended December 31, 2012 from $18.0 million in the year ended December 31, 2011, due to the decreased use of consulting services in 2012. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $3.6 million, or 10.2%, to $32.0 million in the year ended December 31, 2012 from $35.6 million in the year ended December 31, 2011, mainly as a result of the cost cutting procedures implemented by our management. Social expenses decreased by $17.3 million, or 85.3%, to $3.0 million in the year ended December 31, 2012 from $20.3 million in the year ended December 31, 2011, mainly as a result of the absence of contributions made by our mining subsidiaries to the non-state pension fund in 2011. Other administrative and operating expenses increased by $6.9 million, mainly due to the following:

•	in 2011, we recognized the costs of removal of the negative environmental impact of Bluestone mining operations of $8.4 million. No such expenses were recognized in 2012; and

•	in 2012, we made an accrual for Suncoke claim against Bluestone as a result of Bluestone’s failure to perform obligations under contracts to supply coal to Suncoke in 2008 of $16.6 million.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by $0.6 million, or 0.1%, to $613.5 million in the year ended December 31, 2012 from $614.1 million in the year ended December 31, 2011, mainly due to a decrease in export sales volumes by 8.4% which was partially offset by an increase of railway tariffs in Russia by 6.6%. As a percentage of steel segment revenues, selling and distribution expenses increased to 8.7% in the year ended December 31, 2012 from 8.2% in the year ended December 31, 2011. This percentage increased because sales prices for all our steel products decreased by 5.8% (on average), while railway tariffs, which represent the main distribution expense, increased by 6.6% on average.

Taxes other than income tax include property and land taxes and other taxes. These taxes decreased by $2.0 million, or 4.2%, to $44.6 million in the year ended December 31, 2012 from $46.5 million in the year ended December 31, 2011. As a percentage of segment revenues, these taxes remained stable at 0.6%. Property and land taxes decreased by $1.4 million, or 3.6%, to $36.7 million in the year ended December 31, 2012 from $38.1 million in the year ended December 31, 2011, mainly due to ruble depreciation of 5.8%.

Allowance for doubtful accounts changed by $4.6 million, or 139.7%, to $7.8 million expenses in the year ended December 31, 2012 from $3.3 million expenses in the year ended December 31, 2011, due to the increase of allowance rates in the year ended December 31, 2012 following the deterioration in the collectibility of accounts receivable.

In 2012, based on our future expectations in relation to the recoverability of trade and other balances from the related metallurgical plants and fair value of the assets pledged as security under the Estar Loan Agreement we made a provision of $896.4 million for these balances. See note 9 to the consolidated financial statements. No such expenses were recognized in the year 2011.

Loss on write off of property, plant and equipment increased by $1.5 million, or 76.3%, to $3.5 million in the year ended December 31, 2012 from $2.0 million in the year ended December 31, 2011, due to an increase in the amount of unused property, plant and equipment written off by our steel production subsidiaries.

As a result of the decrease in commodity prices, the weakness of the European market and the lack of positive prospects for the recovery of the European market, we recognized impairment of goodwill and long-lived assets in relation to our Romanian subsidiaries, Mechel Nemunas, Cognor Stahlhandel and Donetsk Electrometallurgical Plant of $584.0 million. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We may incur impairments to goodwill or other long-lived assets which could negatively affect our future profits” and note 23 to the consolidated financial statements. No such expenses were recognized in 2011.

General, administrative and other expenses decreased by $5.9 million, or 2.2%, to $258.6 million in the year ended December 31, 2012 from $264.5 million in the year ended December 31, 2011, and increased as a percentage of segment revenues to 3.7% in the year ended December 31, 2012 from 3.5% in the year ended December 31, 2011. Payroll and related social taxes increased by $3.6 million, or 2.6%, to $143.2 million in the year ended December 31, 2012 from $139.6 million in the year ended December 31, 2011, due to the redundancy payments to the employees of our Romanian subsidiaries made in accordance with the statutory requirements. Social expenses (including pension expenses) decreased by $5.8 million, or 24.7%, to $17.7 million in the year ended December 31, 2012 from $23.5 million in the year ended December 31, 2011, mainly due to cuts in our social programs in 2012. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $8.3 million, or 15.7%, to $44.5 million in the year ended December 31, 2012 from $52.8 million in the year ended December 31, 2011, mainly due to the cost cutting measures implemented by our management. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by $2.8 million, or 16.4%, to $14.3 million in the year ended December 31, 2012 from $17.1 million in the year ended December 31, 2011, due to the decreased use of consulting services in 2012. Other administrative and operating expenses increased by $7.4 million, or 23.4%, to $39.0 million in the year ended December 31, 2012 from $31.6 million in the year ended December 31, 2011, mainly due to the acquisition of Donetsk Electrometallurgical Plant in December 2011 and Cognor Stahlhandel in September 2012.

Ferroalloys segment

Selling and distribution expenses, consisting predominately of transportation expenses related to our selling activities, increased by $4.0 million, or 17.9%, to $26.1 million in the year ended December 31, 2012 from $22.1 million in the year ended December 31, 2011. As a percentage of the ferroalloys segment revenues, selling and distribution expenses increased to 5.2% in the year ended December 31, 2012 from 3.3% in the year ended December 31, 2011, mainly due to an increase in the share of chrome export sales in the ferroalloys segment sales revenue to third parties to 38.2% from 26.7%.

Taxes other than income tax decreased by $3.3 million, or 28.4%, to $8.4 million in the year ended December 31, 2012 from $11.7 million in the year ended December 31, 2011, due to the fact that the withholding tax asset of $2.7 million related to Oriel Resources was written-off in 2011. As a percentage of segment revenues, these taxes remained stable at the level of 1.7%. Property and land taxes decreased by $2.1 million, or 48.1%, to $2.2 million in the year ended December 31, 2012 from $4.3 million in the year ended December 31, 2011, due to the suspension of operations at Southern Urals Nickel Plant in the third quarter of 2012.

Allowance for doubtful accounts changed by $9.9 million, or 1,375.9%, to $9.2 million expenses in the year ended December 31, 2012 from $0.7 million income in the year ended December 31, 2011, due to an increase of outstanding accounts receivable provided as of December 31, 2012, as well as the increase of allowance rates in the year ended December 31, 2012 following the deterioration of the collectibility of accounts receivable.

Loss on write off of property, plant and equipment decreased by $0.2 million, or 26.8%, to $0.6 million in the year ended December 31, 2012 from $0.8 million in the year ended December 31, 2011, due to a decrease in the amount of property, plant and equipment written off by our production subsidiaries.

As a result of the continued downturn in the nickel price and margin deterioration, we recognized impairment of goodwill and long-lived assets in relation to Southern Urals Nickel Plant and Kazakhstansky Nickel Mining Company of $123.9 million. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We may incur impairments to goodwill or other long-lived assets which could negatively affect our future profits” and note 23 to the consolidated financial statements. No such expenses were recognized in 2011.

General, administrative and other expenses increased by $14.7 million, or 35.8%, to $55.7 million in the year ended December 31, 2012 from $41.0 million in the year ended December 31, 2011. Payroll and related social taxes increased by $15.8 million, or 75.7%, to $36.6 million in the year ended December 31, 2012 from $20.8 million in the year ended December 31, 2011, due to the suspension of operations at Southern Urals Nickel Plant in the third quarter of 2012 which required the recognition in operating expenses of all expenses related to the payments to production employees during idle hours. Social expenses (including pension expenses) decreased by $1.5 million, or 34.2%, to $3.0 million in the year ended December 31, 2012 from $4.5 million in the year ended December 31, 2011, mainly due to the reduction in a number of social projects in which our production subsidiaries participate. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $0.8 million, or 15.6%, to $4.1 million in the year ended December 31, 2012 from $4.9 million in the year ended December 31, 2011, mainly due to the effect of overall cost-cutting measures implemented by our management. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services, increased by $0.1 million, or 7.7%, to $2.0 million in the year ended December 31, 2012 from $1.8 million in the year ended December 31, 2011. Other administrative and operating expenses increased by $1.1 million, or 12.2%, to $10.0 million in the year ended December 31, 2012 from $9.0 million in the year ended December 31, 2011, mainly due to the suspension of operations at Southern Urals Nickel Plant in the third quarter of 2012 which required the recognition in operating expenses of all such expenses.

Power segment

In 2012, selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These costs are incurred by all power distribution companies pursuant to agreements between the distribution company and the grid operator. These expenses decreased by $5.7 million, or 2.2%, to $251.3 million in the year ended December 31, 2012 from $256.9 million in the year ended December 31, 2011, due to the ruble depreciation.

Taxes other than income tax increased by $0.3 million, or 17.0%, to $2.2 million in the year ended December 31, 2012 from $1.9 million in the year ended December 31, 2011, mainly due to the increase of ecological payments by Southern Kuzbass Power Plant.

Allowance for doubtful accounts changed by $6.6 million to $6.7 million expenses in the year ended December 31, 2012 from $0.1 million expenses in the year ended December 31, 2011, mainly due to the increase of allowance rates in the year ended December 31, 2012 following the deterioration in the collectibility of accounts receivable.

General, administrative and other expenses decreased by $6.9 million, or 32.6%, to $14.3 million in the year ended December 31, 2012 from $21.2 million in the year ended December 31, 2011, due to the cancellation of the payments for environmental breaches of $3.3 million accrued to Southern Kuzbass Power Plant in 2011 and successfully challenged in court in 2012.

Operating income

Operating income changed by $2,738.0 million, or 148.8%, to $897.9 million loss in the year ended December 31, 2012 from $1,840.1 million income in the year ended December 31, 2011. Operating income as a percentage of consolidated revenues decreased to negative 8.0% in the year ended December 31, 2012 from 14.7% in the year ended December 31, 2011, mainly due to the decrease of the gross margin in the mining, steel and ferroalloys segments and recognition of losses related to impairment of goodwill and long-lived assets in the steel and ferroalloys segments, and losses from provision for amounts due from related parties in the steel and mining segments as explained above.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2012		Year Ended December 31, 2011
Operating Income by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment	644,278	16.0%	1,691,385	32.6%
Steel segment	(1,364,557)	19.3%	191,749	2.6%
Ferroalloys segment	(259,896)	(51.6)%	(44,912)	(6.7)%
Power segment	34,720	2.8%	32,199	2.6%
Elimination of intersegment unrealized (profit) loss(1)	47,580		(30,317)

Consolidated operating income	(897,875)		1,840,104

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2012 as compared to the year ended December 31, 2011 was due to the decrease in gross margin of our mining segment in 2012, that resulted from a decrease in the sales prices.

Mining segment

Mining segment operating income decreased by $1,047.1 million, or 61.9%, to $644.3 million in the year ended December 31, 2012 from $1,691.4 million in the year ended December 31, 2011. The operating margin percentage decreased to 16.0% in the year ended December 31, 2012 from 32.6% in the year ended December 31, 2011, mainly due to the decrease of coking coal, anthracite and PCI, coke and iron ore sales prices, the increase of selling and distribution expenses and the recognition of provision for the amounts due from related parties.

Steel segment

Steel segment operating income decreased by $1,556.3 million, or 811.6%, to a $1,364.6 million loss in the year ended December 31, 2012 from a $191.7 million income in the year ended December 31, 2011. The operating margin percentage decreased to negative 19.3% in the year ended December 31, 2012 from 2.6% in the year ended December 31, 2011, mainly due to the decrease of gross profit margin following the decrease of sales prices for all main products, the suspension of operations of the Romanian companies and Donetsk Electrometallurgical Plant in the fourth quarter of 2012 and recognition of losses from impairment of goodwill and long-lived assets of these subsidiaries and Cognor Stahlhandel, as well as provision for amounts due from the related metallurgical plants.

Ferroalloys segment

Ferroalloys segment operating loss increased by $215.0 million, or 478.7%, to a $259.9 million loss in the year ended December 31, 2012 from a $44.9 million loss in the year ended December 31, 2011. The operating margin percentage decreased to negative 51.6% in the year ended December 31, 2012 from negative 6.7% in the year ended December 31, 2011, mainly due to the decrease of gross profit margin following the decrease in sales prices for all segment products and the recognition of loss from impairment of goodwill and long-lived assets at Southern Urals Nickel Plant and Kazakhstansky Nickel Mining Company.

Power segment

Power segment operating income increased by $2.5 million, or 7.8%, to $34.7 million in the year ended December 31, 2012 from $32.2 million in the year ended December 31, 2011. The operating margin percentage slightly increased to 2.8% in the year ended December 31, 2012 from 2.6% in the year ended December 31, 2011.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2012 and 2011, including as a percentage of revenues.

	Year Ended December 31, 2012		Year Ended December 31, 2011
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Income from equity investees	475	0.0%	304	0.0%
Interest income	70,509	0.6%	16,785	0.1%
Interest expense	(669,353)	(5.9)%	(560,548)	(4.5)%
Other income (loss), net	30,232	0.3%	(7,002)	(0.1)%
Foreign exchange gain (loss)	88,711	0.8%	(117,076)	(0.9)%

Total	(479,426)	(4.3)%	(667,537)	(5.3)%

Income from equity investees consists of our share of income from our equity investments, such as various investments of Southern Kuzbass Coal Company and Cognor Stahlhandel.

Interest income increased by $53.7 million, or 320.0%, to $70.5 million in the year ended December 31, 2012 from $16.8 million in the year ended December 31, 2011, due to the accrual of interest on the related metallurgical plants loan balance. This loan was provided in the fourth quarter of 2011.

Interest expense increased by $108.8 million, or 19.4%, to $669.4 million in the year ended December 31, 2012 from $560.5 million in the year ended December 31, 2011, due to the increase of our indebtedness level, as well as the increase of weighted average interest rate from 8.1% in the year ended December 31, 2011 to 8.2% in the year ended December 31, 2012.

Other income increased by $37.2 million, or 531.8%, to a $30.2 million income in the year ended December 31, 2012 from a $7.0 million loss in the year ended December 31, 2011, due to the receipt in 2012 of dividends on investments accounted at cost of $26.0 million.

Foreign exchange gain (loss) changed by $205.8 million, or 175.8%, to a $88.7 million gain in the year ended December 31, 2012 from a $117.1 million loss in the year ended December 31, 2011. This foreign exchange gain was primarily attributable to gains from the revaluation of the U.S. dollar denominated syndicated loan arrangement for refinancing of the acquisition of Yakutugol and Oriel Resources, as well as our obligation to pay for the shares of Donetsk Electrometallurgical Plant on an installment basis through December 2018.

Income tax expense

Income tax expense decreased by $181.6 million, or 50.3%, to $179.2 million in the year ended December 31, 2012 from $360.7 million in the year ended December 31, 2011, due to an overall decrease of operating income. Our effective tax rate decreased to negative 13.6% from 30.8%, mainly due to the recognition of losses from impairment of goodwill and provision for the loan provided to the related metallurgical plants that do not decrease the taxable income of our subsidiaries.

Net loss from discontinued operations

Net loss from discontinued operations increased by $100.1 million, or 1,195.4%, to $108.4 million in the year ended December 31, 2012 from $8.4 million in the year ended December 31, 2011, due to the recognition of impairment of goodwill and long-lived assets of Toplofikatsia Rousse of $97.9 million following the signing of the agreement for disposal of the subsidiary in December 2012. See “Item 3. Key Information — Recent Developments — Disposal of Toplofikatsia Rousse.”

Net (loss) income attributable to non-controlling interests, net of income tax

Net (loss) income attributable to non-controlling interests decreased by $75.9 million, or 100.4%, to a $0.3 million gain in the year ended December 31, 2012 from $75.6 million expenses in the year ended December 31, 2011. The minority interest in the income of our subsidiaries in the year 2012 was $10.0 million for Korshunov Mining Plant and $35.0 million for Southern Kuzbass Coal Company and its subsidiaries that was offset by the minority interest in the loss of Southern Urals Nickel Plant of $23.8 million and the loss of Romanian companies of $21.6 million.

Net (loss) income attributable to shareholders of Mechel

Due to the decrease of operating income in our mining, steel and ferroalloys segments as a result of recognition of losses from impairment of goodwill and long-lived assets as well as provision for amounts due from the related metallurgical plants and increase of losses from discontinued operations, net (loss) income attributable to our shareholders changed by $2,392.5 million, or 328.7%, to a $1,664.6 million loss in the year ended December 31, 2012 from a $727.9 million income in the year ended December 31, 2011.

Net (loss) income attributable to common shareholders of Mechel

Net (loss) income attributable to our common shareholders changed by $2,393.2 million, or 368.4%, to a $1,743.6 million loss in the year ended December 31, 2012 from a $649.6 million income in the year ended December 31, 2011. This is comparable with the change of net (loss) income attributable to shareholders of Mechel because there were no significant changes in the amounts of dividends on preferred shares.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net revenues

Consolidated revenues increased by $2,794.5 million, or 28.7%, to $12,541.1 million in the year ended December 31, 2011 from $9,746.6 million in the year ended December 31, 2010.

Across our segments, our acquisitions in the year ended December 31, 2011 did not have significant impact on our consolidated revenues. The sales increase was due to both increase in sales volumes and sales prices across all our major products.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Net Revenues by Segment	2011	2010
	(In thousands of U.S. dollars, except percentages)
Mining segment
To third parties	4,173,799	3,055,914
To ferroalloys segment	175,829	140,024
To power segment	45,223	37,520
To steel segment	797,178	622,706

Total	5,192,028	3,856,164

Steel segment
To third parties	7,154,417	5,586,224
To ferroalloys segment	7,062	4,961
To power segment	146,875	128,304
To mining segment	156,479	114,188

Total	7,464,833	5,833,677

Ferroalloys segment
To third parties	475,254	455,199
To power and mining segments	1,047	516
To steel segment	198,144	173,337

Total	674,445	629,052

Power segment
To third parties	737,675	649,309
To steel segment	321,021	269,342
To ferroalloys segment	104,768	65,873
To mining segment	81,018	73,800

Total	1,244,482	1,058,324

Eliminations	2,034,644	1,630,571

Consolidated revenues	12,541,145	9,746,646

% from mining segment	33.3%	31.4%
% from steel segment	57.0%	57.3%
% from ferroalloys segment	3.8%	4.7%
% from power segment	5.9%	6.7%

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

Anthracite and PCI sales to third parties increased by $423.9 million, or 142.8%, to $720.8 million in the year ended December 31, 2011 from $296.9 million in the year ended December 31, 2010, as a result of an increase of $87.5 million in sales prices and an increase of $336.4 million in sales volumes. Sales prices increased due to the increase in the price of coking coal, the key raw material in the production of anthracite and PCI. Sales volume increased due to our increasing production volumes of PCI instead of steam coal.

Steam coal sales to third parties decreased by $140.7 million, or 38.9%, to $220.8 million in the year ended December 31, 2011 from $361.6 million in the year ended December 31, 2010 as a result of a decrease of $74.9 million in sales prices and $65.8 million in sales volumes. Although our share of domestic market sales increased from 25.5% in the year ended December 31, 2010 to 58.7% in the year ended December 31, 2011, sales prices in the domestic market are lower than export prices. The sales price in the domestic market was $47 per tonne on FCA basis but $92 per tonne on FCA basis in the export market for the year ended December 31, 2011. As a result, we experienced a decrease in sales prices on steam coal sales to third parties. The decrease in sales volumes was mainly due to the realization of our strategy of increasing PCI production and sales instead of steam coal.

Steam coal supplied to the power and ferroalloys segments increased by $19.2 million, or 62.8%, to $49.9 million in the year ended December 31, 2011 from $30.7 million in the year ended December 31, 2010, mainly as a result of an increase in sales prices due to an increase in the price of steam coal in the Russian market: our average sales prices for steam coal to the third parties on FCA basis increased by 8%.

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

Excluding intersegment sales, export sales were 73.3% of mining segment sales in the year ended December 31, 2011, compared to 65.6% in the year ended December 31, 2010. The increase in the proportion of our export sales was due to the higher export volumes of coking coal concentrate to take advantage of higher sales prices in foreign markets. Average coking coal concentrate prices on a Free Carrier (FCA) basis in the year ended December 31, 2011 were $191.1 per tonne in foreign markets, compared to $188.8 per tonne in the domestic market.

Steel segment

Our steel segment revenues increased by $1,631.2 million, or 28.0%, to $7,464.8 million in the year ended December 31, 2011 from $5,833.7 million in the year ended December 31, 2010. Steel segment sales in 2011 in domestic and export markets had different trends: demand in our export market was subdued due to unstable economic and political conditions, while demand in our domestic market was quite strong. Consumption of steel products in Russia increased by 12.5% in the year ended December 31, 2011 to 41.7 million tonnes from 37.1 million tonnes in the year ended December 31, 2010, according to Metal Expert.

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

Other long products sales increased by $406.0 million, or 52.2%, to $1,183.2 million in the year ended December 31, 2011 from $777.2 million in the year ended December 31, 2010, as a result of an increase of $185.9 million in sales prices and an increase of $220.1 million in sales volumes. The increase in sales prices was mainly driven by the increase in the prices of steel-making raw materials (iron ore, coking coal etc.). Sales volumes increased because of the strengthening of demand in the domestic market in 2011, in particular as a result of high demand in key consuming industries, such as automotive and machine-building industries.

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

Other flat product sales increased by $261.6 million, or 103.2%, to $515.3 million in the year ended December 31, 2011 from $253.6 million in the year ended December 31, 2010, as a result of an increase of $93.9 million in sales prices and an increase of $167.8 million in sales volumes. The increase in sales prices was driven by an increase in domestic and international prices during 2011: the year average price for hot-rolled coil (Russia exports, FOB Black Sea) increased by 13% to $695 per tonne in 2011 from $615 per tonne in 2010, according to Metal Expert. The increase in sales volumes was due to the increase in sales of flat rolled steel produced by our related metallurgical plant Mir Steel.

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

Ferroalloys segment

Nickel sales to third parties increased by $3.5 million, or 1.4%, to $255.2 million in the year ended December 31, 2011 from $251.6 million in the year ended December 31, 2010, as a result of an increase of $13.8 million in sales prices, which was partially offset by a decrease of $10.3 million in sales volumes. Sales prices increased due to the increase in nickel quotes at the LME, which we use to determine our contract prices. The year average nickel price increased to a high as $22,895 per tonne in 2011 from $21,809 per tonne in 2010, according to CRU. Our nickel sales volumes decreased by 0.5 thousand tonnes or 4.1% to 11.4 thousand tonnes in the year ended December 31, 2011 from 11.9 thousand tonnes in the year ended December 31, 2010 due to the increase in intra-group supplies.

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

Chrome sales to third parties increased by $12.2 million, or 13.0%, to $105.7 million in the year ended December 31, 2011 from $93.6 million in the year ended December 31, 2010, mainly as a result of an increase of $13.6 million in sales volumes. Sales volumes increased because of the increase of export sales volumes following the strengthening of international markets.

Chrome supplies to the steel segment were stable, and increased by $0.1 million, or 0.4%, to $35.9 million in the year ended December 31, 2011 from $35.8 million in the year ended December 31, 2010.

Excluding intersegment sales, export sales were 76.2% of ferroalloys segment sales in the year ended December 31, 2011, compared to 77.9% in the year ended December 31, 2010. The decrease in the proportion of our export sales was mostly due to the strong demand for ferrosilicon and more favorable prices for all ferroalloy products in our domestic market.

Power segment

Our power segment revenues increased by $186.2 million, or 17.6%, to $1,244.5 million in the year ended December 31, 2011 from $1,058.3 million in the year ended December 31, 2010.

Electricity sales to third parties increased by $22.6 million, or 4.1%, to $580.7 million in the year ended December 31, 2011 from $558.1 million in the year ended December 31, 2010, as a result of an increase of $70.0 million in sales prices, which was partially offset by a decrease of $47.4 million in sales volumes. Sales prices increased as a result of further liberalization of government constrains on sales prices in the Russian electricity market. The decrease in electricity sales volumes is explained by the increase of intersegment sales volumes by 35.5%.

Intersegment sales increased by $97.8 million, or 23.9%, to $506.8 million in the year ended December 31, 2011 from $409.0 million in the year ended December 31, 2010, as a result of increase of electricity sales volumes to the steel, mining and ferroalloys segments following the increase of production volumes across all our segments.

Southern Kuzbass Power Plant and Mechel Energo contributed $14.2 million to the power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2011 compared to $26.4 million in the year ended December 31, 2010.

Cost of goods sold and gross margin

The consolidated cost of goods sold was 65.7% of consolidated revenues in the year ended December 31, 2011, as compared to 63.4% of consolidated revenues in the year ended December 31, 2010, resulting in a decrease in consolidated gross margin to 34.3% in the year ended December 31, 2011 from 36.6% for the year ended December 31, 2010. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2011 and 2010, including as a percentage of segment revenues.

	Year Ended December 31, 2011		Year Ended December 31, 2010
Cost of Goods Sold and Gross Margin by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	2,324,189	44.8%	1,764,522	45.8%
Gross margin	2,867,839	55.2%	2,091,644	54.2%
Steel segment
Cost of goods sold	6,341,260	84.9%	4,729,914	81.1%
Gross margin	1,123,573	15.1%	1,103,763	18.9%
Ferroalloys segment
Cost of goods sold	643,624	95.4%	535,511	85.1%
Gross margin	30,821	4.6%	93,541	14.9%
Power segment
Cost of goods sold	932,060	74.9%	759,314	71.7%
Gross margin	312,422	25.1%	299,010	28.3%

Mining segment

Mining segment cost of goods sold increased by $559.7 million, or 31.7%, to $2,324.2 million in the year ended December 31, 2011 from $1,764.5 million in the year ended December 31, 2010. The mining segment’s gross margin percentage increased to 55.2% in the year ended December 31, 2011 from 54.2% in the year ended December 31, 2010.

The increase in the mining segment’s gross margin percentage is explained by the increase of coking coal and iron ore FCA sales prices in the export and domestic markets by 27.8% and 29.1%, respectively.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by $6.9 per tonne or by 22.2% from $31.1 in the year ended December 31, 2010 to $38.0 in the year ended December 31, 2011 mainly due to an:

a)	increase in repairs expenses by $1.9 per tonne due to the planned repairs of various production and transport equipment;

b)	increase in personnel expenses by $1.3 per tonne due to the indexation of salary rates of production personnel; and

c)	increase in raw materials expenses by $2.2 per tonne due to the increase in fuel prices.

Production cash costs of coal at Yakutugol increased by 25.0% due to the increase in fuel prices by 27.6%, electricity costs by 19.8%, personnel expenses by 42.7% and costs of mining works by 38.1%. The increases are all largely attributable to the collapse at Neryungrinskaya Washing Plant during the first quarter of 2011.

Coke production cash costs at Moscow Coke and Gas Plant increased by 39.8% and at Mechel Coke by 37.0% following the increase of coking coal concentrate purchase prices.

Average production cash costs for coal produced by the Bluestone companies increased by 11.5%, mainly due to a 41.2% increase in royalties expenses caused by the increase of coal sales prices (royalties are calculated in the proportion to the coal sales revenues).

Production cash costs of iron ore increased by 16.3% due to the increase of costs of fuel and personnel expenses by 26.2% and 9.9% respectively.

Steel segment

Steel segment cost of goods sold increased by $1,611.3 million, or 34.1%, to $6,341.3 million in the year ended December 31, 2011 from $4,729.9 million in the year ended December 31, 2010. Steel segment cost of goods sold was 84.9% of the segment’s revenues in the year ended December 31, 2011, as compared to 81.1% in the year ended December 31, 2010, resulting in a decrease of gross margin from 18.9% to 15.1%.

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

Ferroalloys segment

Ferroalloys segment cost of goods sold increased by $108.1 million, or 20.2%, to $643.6 million in the year ended December 31, 2011 from $535.5 million in the year ended December 31, 2010. Ferroalloys segment cost of goods sold was 95.4% of the segment’s revenues in the year ended December 31, 2011, as compared to 85.1% in the year ended December 31, 2010, resulting in a decrease of gross margin from 14.9% to 4.6%. This increase is attributable to increases of electricity prices and coke purchase prices that outpaced increases in the sales prices of ferroalloy products. For example, electricity tariffs increased 12.0% at Southern Urals Nickel Plant and 30.5% at Bratsk Ferroalloy Plant, while coke purchase prices increased 12.8% at Southern Urals Nickel Plant and 22.4% at Bratsk Ferroalloy Plant.

Power segment

Power segment cost of goods sold increased by $172.7 million, or 22.8%, to $932.1 million in the year ended December 31, 2011 from $759.3 million in the year ended December 31, 2010. Power segment gross margin percentage decreased to 25.1% in the year ended December 31, 2011 from 28.3% in the year ended December 31, 2010. The decrease is explained by the increase of steam coal and middlings purchase prices. Steam coal and middlings are major raw materials for electricity production.

“Cash Costs per Tonne” Measure

In this document, we present cash costs per tonne for coal, coke and iron ore production for each significant production facility of our mining segment. Cash costs per tonne is a performance indicator that is not defined according to U.S. GAAP. Cash costs per tonne includes various production costs, such as raw materials, auxiliary materials, wages and social taxes of production personnel, electricity, gas and fuel costs, repairs and maintenance of production equipment, costs of mining works, mineral extraction tax and royalty payments, but excludes non-cash items such as depreciation, depletion and write-down of inventories to their net realizable value. We use this indicator to evaluate the performance of individual production subsidiaries and their ability to generate cash. Cash costs per tonne is a widely used performance indicator in the mining industry to evaluate the cost-effectiveness of mining operations. We believe that investors use this indicator in addition to the financial information prepared in accordance with U.S. GAAP to evaluate the performance of our companies. Consequently, this information must be considered supplementary and should not be regarded as a substitute for the performance indicators prepared in accordance with U.S. GAAP.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2011 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	6,772	38	257,410
Coal — Southern Kuzbass Coal Company — intersegment sales	1,189	38	45,183
Coal — Yakutugol — sales to third parties	8,469	35	295,166
Coal — Yakutugol — intersegment sales	0	35	0
Coal — Bluestone — sales to third parties	3,206	99	315,840
Coal — Bluestone — intersegment sales	0	99	0
Iron ore — Korshunov Mining Plant — sales to third parties	2,711	41	110,451
Iron ore — Korshunov Mining Plant — intersegment sales	1,669	41	68,004
Coke — Moscow Coke and Gas Plant — sales to third parties	862	273	235,278
Coke — Moscow Coke and Gas Plant — intersegment sales	87	273	23,795
Coke — Mechel Coke — sales to third parties	154	212	32,516
Coke — Mechel Coke — intersegment sales	2,275	212	481,893
Depreciation			185,280
Depletion			128,558
Write-down of inventory to their net realizable value			16,605
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			70,205
Costs of other products and services (coking products, middlings, washing services) and costs of other subsidiaries			58,007

Total mining segment cost of sales			2,324,189

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2010 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	6,405	31	199,185
Coal — Southern Kuzbass Coal Company — intersegment sales	1,551	31	48,232
Coal — Yakutugol — sales to third parties	5,588	28	155,747
Coal — Yakutugol — intersegment sales	0	28	0
Coal — Bluestone — sales to third parties	2,434	88	214,763
Coal — Bluestone — intersegment sales	0	88	0
Iron ore — Korshunov Mining Plant — sales to third parties	3,283	35	115,033
Iron ore — Korshunov Mining Plant — intersegment sales	611	35	21,417

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coke — Moscow Coke and Gas Plant — sales to third parties	994	182	181,400
Coke — Moscow Coke and Gas Plant — intersegment sales	187	182	34,054
Coke — Mechel Coke — sales to third parties	103	167	17,125
Coke — Mechel Coke — intersegment sales	2,370	167	395,934
Depreciation			155,879
Depletion			108,862
Write-down of inventory to their net realizable value			(6,614)
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			44,194
Costs of other products and services (coking products, middlings, washing services) and costs of other subsidiaries			79,312

Total mining segment cost of sales			1,764,522

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $429.4 million, or 21.1%, to $2,464.2 million in the year ended December 31, 2011 from $2,034.8 million in the year ended December 31, 2010, mainly due to an increase of selling and distribution expenses and general, administrative and other operating expenses across all our segments. As a percentage of consolidated revenues, selling, distribution and operating expenses decreased to 19.6% in the year ended December 31, 2011, as compared to 20.9% in the year ended December 31, 2010, mainly due to the increase in the consolidated revenue in the year ended December 31, 2011 in comparison with the year ended December 31, 2010. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on the write off of property, plant and equipment, provision for doubtful accounts and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2011 and 2010, including as a percentage of segment revenues.

	Year Ended December 31, 2011		Year Ended December 31, 2010
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	843,097	16.2%	657,716	17.1%
Taxes other than income tax	42,628	0.8%	55,166	1.4%
Recovery of allowance for doubtful accounts	(3,967)	(0.1)%	(7,365)	(0.2)%
Accretion expense	4,340	0.1%	3,531	0.1%
Loss on write off of property, plant and equipment	8,225	0.2%	2,993	0.1%
General, administrative and other operating expenses	282,132	5.4%	193,710	5.0%

Total	1,176,454	22.7%	905,750	23.5%

Steel segment
Selling and distribution expenses	614,094	8.2%	524,857	9.0%
Taxes other than income tax	46,568	0.6%	42,855	0.7%
Loss on write off of property, plant and equipment	1,965	0.0%	3,039	0.1%
Accretion expense	1,402	0.0%	1,871	0.0%
Allowance (recovery of allowance) for doubtful accounts	3,275	0.0%	(7,773)	(0.1)%
General, administrative and other operating expenses	264,521	3.5%	241,358	4.1%

Total	931,824	12.5%	806,206	13.8%

	Year Ended December 31, 2011		Year Ended December 31, 2010
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Ferroalloys segment
Selling and distribution expenses	22,135	3.3%	19,197	3.1%
Taxes other than income tax	11,699	1.7%	9,581	1.5%
Loss on write off of property, plant and equipment	816	0.1%	4,744	0.8%
Recovery of allowance for doubtful accounts	(722)	(0.1)%	(308)	(0.0)%
Accretion expense	822	0.1%	1,018	0.2%
General, administrative and other operating expenses	40,983	6.1%	36,352	5.8%

Total	75,733	11.2%	70,583	11.2%

Power segment
Selling and distribution expenses	256,940	20.6%	233,459	22.1%
Taxes other than income tax	1,893	0.2%	3,138	0.3%
Allowance for doubtful accounts	84	0.0%	3,987	0.4%
Accretion expense	95	0.1%	126	0.0%
General, administrative and other operating expenses	21,211	1.7%	11,572	1.1%

Total	280,223	22.5%	252,282	23.8%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $185.4 million, or 28.2%, to $843.1 million in the year ended December 31, 2011 from $657.7 million in the year ended December 31, 2010, mainly due to the increase of coking coal and anthracite and PCI sales volumes on 34.0%. As a percentage of mining segment revenues, selling and distribution expenses decreased from 17.1% to 16.2% due to an increase of 36.6% in sales revenue from sales to third parties and an increase of only 28.2% in selling and distribution expenses.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax decreased by $12.5 million, or 22.7%, to $42.6 million in the year ended December 31, 2011 from $55.2 million in the year ended December 31, 2010. Yakutugol recognized $15.7 million and Southern Kuzbass Coal Company recognized $5.8 million in income from recalculation of mineral extraction tax for the years 2008-2010.

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

Loss on write off of property, plant and equipment increased by $5.2 million, or 174.8%, from $3.0 million in the year ended December 31, 2010, to $8.2 million in the year ended December 31, 2011, as obsolete property, plant and equipment objects will not be used further in production processes at Yakutugol and Moscow Coke and Gas Plant.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by $88.4 million, or 45.6%, to $282.1 million in the year ended December 31, 2011 from $193.7 million in the year ended December 31, 2010 as a result of the overall expansion of our group’s activities, annual increases in salaries. Salaries and related social taxes increased by $29.9 million, or 23.8%, to $155.5 million in the year ended December 31, 2011 from $125.6 million in the year ended December 31, 2010, mainly because of the annual increase in salaries at our production subsidiaries and the increase in effective UST rates at our Russian subsidiaries to 34.0% from 26.0%. Legal and consulting fees and insurance services increased by $3.1 million, or 20.8%, to $18.0 million in the year ended December 31, 2011 from $14.9 million in the year ended December 31, 2010, due to increased use of consulting services in 2011. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $4.0 million, mainly due to the overall expansion of our group’s activities. Social expenses increased by $17.4 million, or 620.1%, to $20.3 million in the year ended December 31, 2011 from $2.8 million in the year ended December 31, 2010, mainly due to a contribution of $8.9 million to the non-statutory pension fund made by our mining subsidiaries. Other administrative and operating expenses increased by $34.0 million, mainly because in 2010, we recognized a $12.6 million reduction in pension liabilities at Yakutugol following the transfer of employees to our steel segment companies. No such gains were recognized in the year 2011. In addition, in 2011, losses of $7.1 million from the collapse at Neryungrinskaya Washing Plant were recognized.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses increased by $89.2 million, or 17.0%, to $614.1 million in the year ended December 31, 2011 from $524.9 million in the year ended December 31, 2010 mainly due to an increase in sales volumes by 7.8%. As a percentage of steel segment revenues, selling and distribution expenses decreased to 8.2% in the year ended December 31, 2011 from 9.0% in the year ended December 31, 2010. This percentage decreased because sales prices for all our steel products increased by 18.8% (on average), while railway tariffs, which represent the main distribution expense, increased by only 6.1% on average.

Taxes other than income tax include property and land taxes and other taxes. These taxes increased by $3.7 million, or 8.6%, to $46.5 million in the year ended December 31, 2011 from $42.9 million in the year ended December 31, 2010. As a percentage of segment revenues, these taxes decreased from 0.7% to 0.6%. Property and land taxes increased by $2.1 million, or 5.8%, to $38.1 million in the year ended December 31, 2011 from $36.0 million in the year ended December 31, 2010, mainly due to ruble appreciation of 3.2%.

Allowance for doubtful accounts changed by $11.0 million, or 142.1%, to $3.3 million expenses in the year ended December 31, 2011 from $7.8 million income in the year ended December 31, 2010, due to the increase of allowance rates in the year ended December 31, 2011 following the deterioration in the collectibility of accounts receivable.

Loss on write off of property, plant and equipment decreased by $1.0 million, or 35.3%, from $3.0 million in the year ended December 31, 2010, to $2.0 million in the year ended December 31, 2011, due to a decrease in the amount of unused property, plant and equipment written off by our steel production subsidiaries.

General, administrative and other expenses increased by $23.2 million, or 9.6%, to $264.5 million in the year ended December 31, 2011 from $241.4 million in the year ended December 31, 2010, and decreased as a percentage of segment revenues to 3.5% in the year ended December 31, 2011 from 4.1% in the year ended December 31, 2010. Payroll and related social taxes increased by $17.3 million, or 14.2%, to $139.6 million in the year ended December 31, 2011 from $122.3 million in the year ended December 31, 2010, due to the annual salary increase at our production subsidiaries, as well as the increase of effective UST rates at our Russian subsidiaries from 26.0% to 34.0%. Social expenses (including pension expenses) increased by $5.5 million, or 30.6%, to $23.5 million in the year ended December 31, 2011 from $18.0 million in the year ended December 31, 2010, mainly due to the expansion of our social programs in 2011. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $14.2 million, or 36.7%, to $52.8 million in the year ended December 31, 2011 from $38.6 million in the year ended December 31, 2010, mainly due to the overall expansion of our group’s activities. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services increased by $0.5 million, or 3.0%, to $17.1 million in the year ended December 31, 2011 from $16.6 million in the year ended December 31, 2010, primarily due to the appreciation of the ruble by 3.2%. Other administrative and operating expenses decreased by $14.3 million, or 31.1%, to $31.6 million in the year ended December 31, 2011 from $45.9 million in the year ended December 31, 2010, mainly due to recognition of gain from the reduction by $9.6 million in pension liabilities at Mechel-Remservice.

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

Taxes other than income tax increased by $2.1 million, or 22.1%, to $11.7 million in the year ended December 31, 2011 from $9.6 million in the year ended December 31, 2010, due to the derecognition of the withholding tax of $2.7 million related to Oriel Resources. As a percentage of segment revenues, these taxes increased to 1.7% in the year ended December 31, 2011 from 1.5% in the year ended December 31, 2010. Property and land taxes remained stable, decreased by $0.1 million, or 2.7%, to $4.3 million in the year ended December 31, 2011 from $4.4 million in the year ended December 31, 2010.

Recovery of allowance for doubtful accounts changed by $0.4 million to $0.7 million income in the year ended December 31, 2011 from $0.3 million income in the year ended December 31, 2010, due to decrease of outstanding accounts receivable provided as of December 31, 2011, as well as the decrease of allowance rates in the year ended December 31, 2011 following the improvement of the collectibility of accounts receivable.

Loss on write off of property, plant and equipment decreased by $3.9 million to $0.8 million in the year ended December 31, 2011 from $4.7 million in the year ended December 31, 2010, due to a decrease in the amount of property, plant and equipment written off by our production subsidiaries.

General, administrative and other expenses increased by $4.6 million, or 12.7%, to $41.0 million in the year ended December 31, 2011 from $36.4 million in the year ended December 31, 2010. Payroll and related social taxes increased by $4.3 million, or 26.3%, to $20.8 million in the year ended December 31, 2011 from $16.5 million in the year ended December 31, 2010, due to the annual increase in salaries in our production subsidiaries. Social expenses (including pension expenses) increased by $1.4 million, or 45.1%, to $4.5 million in the year ended December 31, 2011 from $3.1 million in the year ended December 31, 2010, mainly due to an increase in a number of social projects in which our production subsidiaries participate. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $0.6 million, or 10.3%, to $4.9 million in the year ended December 31, 2011 from $5.4 million in the year ended December 31, 2010, mainly due to the effect of overall cost-cutting measures implemented by our management. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services, increased by $0.1 million, or 9.6%, to $1.8 million in the year ended December 31, 2011 from $1.7 million in the year ended December 31, 2010, primarily due to the appreciation of the ruble by 3.2%. Other administrative and operating expenses decreased by $0.7 million, or 7.4%, to $9.0 million in the year ended December 31, 2011 from $9.7 million in the year ended December 31, 2010, mainly due to the recognition in 2010 of $2.2 million in expenses related to the development of the Uvatskoye deposit. No such expenses were recognized in 2011.

Power segment

In 2011, selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These costs are incurred by all power distribution companies pursuant to agreements between the distribution company and the grid operator. These expenses increased by $23.5 million, or 10.1%, to $256.9 million in the year ended December 31, 2011 from $233.5 million in the year ended December 31, 2010, due to increases in electricity transmission costs following the increase of transmission tariffs and an increase in the volume of electricity transmitted through the power grid.

Taxes other than income tax decreased by $1.2 million, or 39.7%, to $1.9 million in the year ended December 31, 2011 from $3.1 million in the year ended December 31, 2010, due to the appreciation of the ruble.

Allowance for doubtful accounts changed by $3.9 million to $0.1 million expenses in the year ended December 31, 2011 from $4.0 million expenses in the year ended December 31, 2010, mainly due to the decrease of allowance rates in the year ended December 31, 2011 following the improvement in the collectibility of accounts receivable.

General, administrative and other expenses increased by $9.6 million, or 83.3%, to $21.2 million in the year ended December 31, 2011 from $12.0 million in the year ended December 31, 2010, due to the payments of $3.3 million accrued to Southern Kuzbass Power Plant for environmental breaches.

Operating income

Operating income increased by $307.9 million, or 20.1%, to $1,840.1 million in the year ended December 31, 2011 from $1,532.2 million in the year ended December 31, 2010. Operating income as a percentage of consolidated revenues decreased to 14.7% in the year ended December 31, 2011 from 15.7% in the year ended December 31, 2010, mainly due to the decrease in gross margin of steel, ferroalloys and power segments as explained above.

The table below sets out operating income by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2011		Year Ended December 31, 2010
Operating Income by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment	1,691,385	32.6%	1,185,892	30.8%
Steel segment	191,748	2.6%	297,557	5.1%
Ferroalloys segment	(44,912)	(6.7)%	22,958	3.6%
Power segment	32,199	2.6%	46,729	4.4%
Elimination of intersegment unrealized (profit) loss(1)	(30,317)		(20,924)

Consolidated operating income	1,840,104		1,532,212

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The increase in intersegment unrealized profit adjustment in the year ended December 31, 2011 as compared to the year ended December 31, 2010 was due to the increase in gross margin of our mining segment in 2011, that resulted from an increase in the sales prices.

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

Steel segment

Steel segment operating income decreased by $105.8 million, or 35.6%, to $191.7 million in the year ended December 31, 2011 from $297.6 million in the year ended December 31, 2010. The operating margin percentage decreased to 2.6% in the year ended December 31, 2011 from 5.1% in the year ended December 31, 2010, due to the decrease of gross profit margin following the increase of production costs at Chelyabinsk Metallurgical Plant and Romanian subsidiaries.

Ferroalloys segment

Ferroalloys segment operating income decreased by $67.9 million, or 295.7%, to a $44.9 million loss in the year ended December 31, 2011 from a $23.0 million income in the year ended December 31, 2010. The operating margin percentage decreased to negative 6.7% in the year ended December 31, 2011 from positive 3.6% in the year ended December 31, 2010, mainly due to the decrease of gross profit margin following the increase of production costs at Southern Urals Nickel Plant and Tikhvin Ferroalloy Plant.

Power segment

Power segment operating income decreased by $14.5 million, or 31.1%, to $32.2 million in the year ended December 31, 2011 from $46.7 million in the year ended December 31, 2010. The operating margin percentage decreased to 2.6% in the year ended December 31, 2011 from 4.4% in the year ended December 31, 2010, due to the decrease of gross profit as a result of the increase in coal purchase prices.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2011 and 2010, including as a percentage of revenues.

	Year Ended December 31, 2011		Year Ended December 31, 2010
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Income from equity investees	304	0.0%	1,184	0.0%
Interest income	16,786	0.1%	17,167	0.2%
Interest expense	560,548	(4.5)%	(558,284)	(5.7)%
Other loss, net	(7,002)	(0.1)%	(8,531)	(0.1)%
Foreign exchange loss	(117,076)	(0.9)%	(14,544)	(0.1)%

Total	(667,536)	(5.3)%	(563,008)	(5.8)%

Income from equity investees decreased in 2011 in comparison with the year 2010 by 74.4%, or by $0.9 million, due to the consolidation of Toplofikatsia Rousse on December 9, 2010. From January 1 to December 9, 2010, Toplofikatsia Rousse had a net income and was accounted for as an equity investee. Income from equity investees consists of our share of income from our equity investments, such as various investments of Southern Kuzbass Coal Company.

Interest income decreased by $0.4 million, or 2.2%, to $16.8 million in the year ended December 31, 2011 from $17.2 million in the year ended December 31, 2010.

Interest expense increased by $2.3 million, or 0.4%, to $560.5 million in the year ended December 31, 2011 from $558.3 million in the year ended December 31, 2010.

Other loss decreased by $1.5 million, or 17.9%, to $7.0 million loss in the year ended December 31, 2011 from a $8.5 million loss in the year ended December 31, 2010.

Foreign exchange loss increased by $102.5 million, or 705.0%, to $117.1 million in the year ended December 31, 2011 from $14.5 million in the year ended December 31, 2010. This foreign exchange loss was primarily attributable to losses from the revaluation of our USD denominated syndicated loan arrangement used in refinancing the acquisition of Yakutugol and Oriel Resources.

Income tax expense

Income tax expense increased by $84.1 million, or 30.4%, to $360.8 million in the year ended December 31, 2011 from $276.6 million in the year ended December 31, 2010, due to an overall increase of operating income. Our effective tax rate increased to 30.9% from 28.6%, mainly due to an increase in the share of income before income tax of our non-Russian subsidiaries operating in jurisdictions with higher rates in our consolidated income before income tax for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Net loss from discontinued operations

As a result of the deterioration of Toplofikatsia Rousse financial results due to the increase of coal purchase prices net loss from discontinued operations increased by $7.8 million, or 1,295.4%, to $8.4 million in the year ended December 31, 2012 from $0.6 million in the year ended December 31, 2011.

Net (loss) income attributable to non-controlling interests

Net income attributable to non-controlling interests increased by $40.8 million, or 117.4%, to $75.6 million in the year ended December 31, 2011 from $34.8 million in the year ended December 31, 2010. The minority interest in the income of our subsidiaries in the year 2011 was $27.8 million for Korshunov Mining Plant and $46.9 million for Southern Kuzbass Coal Company and its subsidiaries.

Net (loss) income attributable to shareholders of Mechel

Due to the increase of operating income in our mining segment net income attributable to our shareholders increased by $70.7 million, or 10.8%, to $727.9 million in the year ended December 31, 2011 from $657.2 million in the year ended December 31, 2010.

Net (loss) income attributable to common shareholders of Mechel

Net income attributable to our common shareholders decreased by $1.2 million, or 0.2%, to $649.6 million in the year ended December 31, 2011 from $648.4 million in the year ended December 31, 2010. This change was lower than the increase in net income attributable to all our shareholders due to the $69.5 million increase in the payment of dividends on preferred shares.

Liquidity and Capital Resources

Capital requirements

We expect that our principal capital requirements in the near future will be for financing the repayment of maturing debt and high priority and regular maintenance capital expenditures.

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2013-2015, we expect our capital expenditures on our metals production facilities to total approximately $0.3 billion, approximately 83% of which will be in 2013-2014, and approximately 17% in 2015. We intend to spend approximately $0.3 billion for the development of the Elga coal deposit during the period from 2013 to 2015. We intend to finance our capital investments with cash flow from operations and external financing sources and/or equity. We also plan to procure off-balance sheet project type financing for the planned development of the Elga coal deposit.

Our strategy has shifted from growing our business through acquisition and expansion opportunities to extracting the maximum value from our existing assets. We now intend to concentrate on efficiency improvements and modernization of the business lines, which we expect will increase the business’ overall profitability. We may also consider selective disposal of assets which do not fit our main strategy directions. However, we do not exclude the possibility of further growth through acquisitions in a medium or long-term perspective. Historically, funding of acquisitions has come from cash flows from existing operations and external financing sources.

Our total outstanding debt as of December 31, 2012 and 2011 was $9,390.2 million and $9,383.4 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2012 and 2011, we paid dividends of $186.4 million and $210.2 million, respectively, out of which $79.1 million and $78.3 million, respectively, was paid on preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

Capital resources

Historically, our major sources of cash have been cash generated from operations, bank loans and ruble bonds, and we expect these sources will continue to be our principal sources of cash in the future. For financing of our capital investment program we have also relied on financings secured by foreign export credit agency guarantees. We may also raise cash through equity and debt financings in international capital markets. The proceeds obtained from the divestment of non-core assets, announced as such by the board of directors in September 2012, are also expected to provide the source of liquidity. In the future we may consider using off-balance sheet financing arrangements.

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2012	2011	2010
	(In thousands of U.S. dollars)
Net cash provided by (used in) operating activities	1,311,328	882,538	(147,704)
Net cash used in investing activities	(839,137)	(2,618,232)	(1,120,406)
Net cash (used in) provided by financing activities	(792,006)	2,079,034	1,210,126

Net cash provided by operating activities was $1,311.3 million in the year ended December 31, 2012 as compared to net cash provided by operating activities of $882.5 million in the year ended December 31, 2011 and net cash used in operating activities of $147.7 million in the year ended December 31, 2010. The operating cash inflows were derived from payments received from sales of our mining, steel, ferroalloy and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash provided by operating activities before changes in working capital items was $639.9 million in the year ended December 31, 2012. Below we analyze major changes in working capital items which in the aggregate accounted for $671.4 million in cash provided by operating activities, resulting in net cash provided by operating activities of $1,311.3 million.

Working capital items accretive to operating cash flows:

•

a decrease in inventories of $634.5 million due to a significant decrease of finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Chelyabinsk Metallurgical Plant, Mechel Carbon, Mechel Trading and Donetsk Electrometallurgical Plant as of December 31, 2012 as compared to December 31, 2011. The main reason for the change in the stock level was the decrease in production volumes across all our segments as a result of the continuation of weak demand in the European and Russian markets;

•

a decrease in other current assets of $99.7 million primarily due to a decrease of VAT and other taxes receivable of Yakutugol, Chelyabinsk Metallurgical Plant and Southern Urals Nickel Plant in the year ended December 31, 2012;

•

an increase in accounts payable of $73.0 million due to a significant growth in accounts payable of Chelyabinsk Metallurgical Plant, Mecheltrans, Southern Kuzbass Coal Company which was partly offset by the decrease in accounts payable of trading houses;

•	an increase in accrued taxes and other liabilities of $59.4 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2012;

•

a decrease in accounts receivable of $66.3 million primarily due to the decrease in sales of mining products by Mechel Carbon and Mechel Mining Trading House and the decrease in sales of steel products by Mechel Service Global;

•	dividends in the amount of $26.0 million received from investments accounted at cost; and

•	unrecognized income tax losses of $17.6 million.

Working capital items reducing operating cash flows:

•	net change in balances with related parties of $241.9 million primarily due to transactions with the related metallurgical plants;

•	a decrease in advances received of $56.4 million of Mechel Trading and Mechel Service Global; and

•	current assets and liabilities of $6.7 million presented as discontinued operations of Toplofikatsia Rousse.

Net cash provided by operating activities before changes in working capital items was $1,542.8 million in the year ended December 31, 2011. Below we analyze major changes in working capital items which in the aggregate accounted for $660.3 million in cash used in operating activities, resulting in net cash provided by operating activities of $882.5 million.

Working capital items accretive to operating cash flows:

•	an increase in accounts payable of $257.6 million due to an overall increase in purchase volumes and purchase prices across all our segments in the year ended December 31, 2011;

•	net change in balances with related parties of $390.9 million primarily due to transactions with the related metallurgical plants and Usipar; and

•	an increase in accrued taxes and other liabilities of $13.9 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2011.

Working capital items reducing operating cash flows:

•	an increase in accounts receivable of $318 million primarily due to an increase in sales of mining products by Mechel Carbon and increase in sales by new foreign subsidiaries of Mechel Service Global;

•

an increase in inventories of $763.4 million due to a significant increase of finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Mechel Carbon, Chelyabinsk Metallurgical Plant and HBL Holding as of December 31, 2011 as compared to December 31, 2010. The main reason for the change in the stock level was the increase in production volumes across all our segments and higher pricing for new materials;

•	a decrease in advances received of $145.6 million of Chelyabinsk Metallurgical Plant, Mechel Trading, Mechel Materials and Mechel Carbon;

•

an increase in other current assets of $81 million primarily due to an increase of VAT and income tax receivable, advances paid and capitalized bank origination fees in the year ended December 31, 2011; and

•	current assets and liabilities of $12.5 million presented as discontinued operations of Toplofikatsia Rousse.

Net cash used in investing activities was $839.1 million in the year ended December 31, 2012 and $2,618.2 million in the year ended December 31, 2011. Substantially all of the cash used for investing activities in the years ended December 31, 2012 and 2011 related to capital expenditures and the acquisition of businesses. Capital expenditures relating to purchases of property, plant and equipment and purchases of mineral licenses amounted to $1,028.8 million and $1,827 million in the years ended December 31, 2012 and 2011, respectively. Expenditures related to the acquisition of businesses and investments in our subsidiaries amounted to $57 million and $75.7 million in the years ended December 31, 2012 and 2011, respectively.

Net cash used in financing activities was $792 million in the year ended December 31, 2012 and net cash provided by financing activities was $2,079 million in the year ended December 31, 2011. We received debt proceeds of $3,977.8 million and repaid debt of $4,405.9 million in the year ended December 31, 2012, and received debt proceeds of $5,938.7 million and repaid debt of $3,583.2 million in the year ended December 31, 2011.

Liquidity

We had cash and cash equivalents of $295.0 million as of December 31, 2012 and $642.6 million as of December 31, 2011. Our cash and cash equivalents were held in rubles (59.2% and 18.2% as of December 31, 2012 and December 31, 2011, respectively), U.S. dollars (28.0% and 67.3% as of December 31, 2012 and December 31, 2011, respectively), euros (4.9% and 8.2% as of December 31, 2012 and December 31, 2011, respectively) and certain other currencies of the CIS and Eastern Europe.

As of December 31, 2012 and December 31, 2011, we had unused credit lines of approximately $580.9 million and $904.1 million, respectively, out of total available credit lines of $9,971.2 million and $10,300.9 million, respectively. These credit lines permit drawings at a weighted average interest rate of approximately 8.2% and 8.1% as of December 31, 2012 and December 31, 2011, respectively.

The following table summarizes our liquidity as of December 31, 2012, 2011 and 2010.

Estimated Liquidity	December 31, 2012	December 31, 2011	December 31, 2010
	(In millions of U.S. dollars)
Cash and cash equivalents	295.0	642.6	340.4
Amounts available under credit facilities	580.9	904.1	943.6

Total estimated liquidity	875.9	1,546.7	1,284.0

Short-term debt (short-term borrowings and current portion of long-term debt) decreased by $1,190.6 million, or 45%, to $1,460.8 million as of December 31, 2012 from $2,651.4 million as of December 31, 2011.

Long-term debt net of current portion increased by $1,197.5 million, or 18%, to $7,929.5 million as of December 31, 2012 from $6,732.0 million as of December 31, 2011. This increase was attributable to bond issuances and new financing received from Sberbank, VTB Bank, Gazprombank and various other banks.

Our working capital decreased by $912.3 million, or 68.4%, to $421.1 million as of December 31, 2012 from $1,333.4 million as of December 31, 2011. The main reasons of the decrease in working capital were (i) the provision for the amount due from related metallurgical plants and the Estar Group of $896.4 million, (ii) the decrease in cash and cash equivalents by $347.7 million, and (iii) the decrease in inventory amounted to $519.7 million as a result of reduction in production volumes due to the weakness of the European and Russian markets.

Outlook for 2013

Our objective is to ensure that our group meets its liquidity requirements, continues capital expenditures, repays borrowings as they fall due, and continues as a going concern. To accomplish that, we will continue to seek to obtain additional financing and renew or refinance existing facilities as described below as well as decrease the level of inventories, primarily through reducing our purchasing, production and delivery expenses. On this basis we expect operating cash flows to provide an increased source of funds in 2013 to be available for debt servicing and capital expenditures.

To refinance debt falling due in 2013, we intend to use our operating cash flow, obtain new long-term borrowing facilities and renew or refinance existing arrangements. In 2013, we intend to continue to issue additional ruble bonds and obtain bank borrowings to extend the maturity profile of our debt portfolio and reduce the pressure on our cash flows to enable us to continue to finance our operations and major capital projects without increasing our total debt. Our ability to incur additional debt, however, is limited by our restrictive covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants.”

We believe that cash generated from operations, current cash and short-term investments on hand, and short-term and long-term committed borrowings under our credit facilities will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments in 2013. Furthermore, we believe that we have sufficient flexibility in deferring our non-critical capital expenditures in case specific project financing is not obtained and in managing our working capital to provide further financial flexibility as needed.

Debt Financings in 2013

In April 2013, Mechel entered into a 40.0 billion ruble (approximately $1.3 billion) credit facility agreement with VTB Bank for a period of 5 years. The facility allows a 15-month grace period and is to be repaid in equal installments on a quarterly basis. The proceeds will be mainly used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds). See also note 26(c) to the consolidated financial statements.

In April 2013, our subsidiaries Beloretsk Metallurgical Plant and Urals Stampings Plant entered into revolving credit facilities with Gazprombank for a total amount of 3.3 billion rubles (approximately $106.9 million). The purpose of the facilities is working capital financing. The term of the facilities is three years with the term of each tranche of up to 24 months. The facilities provide for a bullet repayment. See also note 26(c) to the consolidated financial statements.

In March and April 2013, our subsidiary Mecheltrans entered into two non-revolving credit facilities with Moscow Credit Bank for a total amount of $88 million for a period of one year each with a bullet repayment. The facilities are provided for the purpose of working capital financing. See also note 26(c) to the consolidated financial statements.

In February 2013, Mechel Trading re-drew a tranche under the $150.0 million credit line with Alfa-Bank in the amount of $50.0 million, which was previously repaid in January 2013. The repayment will be made in February 2014. The proceeds were used for working capital and trade financing.

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

In December 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company and a syndicate of banks coordinated by ING Bank N.V., Société Générale, UniCredit, JSCB Rosbank and ABN AMRO Bank N.V. entered into an amendment and restatement agreement to the existing pre-export facility agreements for a total amount of $1.0 billion. The amendments provide that the loan, which was in a monthly repayment phase, will be repayable in equal monthly installments until August 2015 following a grace period of 12 months.

In December 2012, following the repayment of the initial drawdown under a revolving credit line extended to Mechel Trading by Sberbank under a long-term framework agreement entered into in October 2011, Mechel Trading re-drew $100.0 million under this credit line.

In October 2012, Southern Kuzbass Coal Company obtained four non-revolving credit lines for 5 years from Sberbank for a total amount of 24 billion rubles (approximately $772.3 million) with a 3-year grace period. The purpose of the credit lines is working capital financing. As of December 31, 2012, we had drawn down 15.1 billion rubles (approximately $497.2 million) under the credit lines.

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

In April 2012, we completed placement of our non-convertible interest-bearing BO-05, BO-06, BO-07, BO-11 and BO-12 series exchange bonds in an aggregate principal amount of 15.0 billion rubles (approximately $506.1 million). The proceeds were used to refinance some of our short-term debt.

In February 2012, we completed placement of our non-convertible interest-bearing BO-04 series exchange bonds in an aggregate principal amount of 5.0 billion rubles (approximately $167.3 million). The proceeds were used to refinance some of our short-term debt.

In January 2012, Mechel Trading refinanced its existing loans with Alfa-Bank through a new revolving line in the amount of $150.0 million with the ability to draw tranches and with the final repayment to be made not later than October 2016. The proceeds were used for working capital and trade financing.

Debt Financings in 2011

During the course of 2011, we obtained the following major debt financings. See “Description of Certain Indebtedness” and “Russian bonds” for a summary description of the terms of these facilities.

In October 2011, Mechel Trading obtained a revolving yearly renewable credit line from Sberbank in the amount of $130.0 million for 3 years for the purposes of working capital, intra-group and pre-export financing. The credit line was made available under the long-term framework agreement with Sberbank. The initial drawdown was fully repaid in October and December 2012 to allow further drawdowns.

In October 2011, our subsidiary Mechel Energo obtained a credit line for 2 years from Gazprombank in the amount of 3.0 billion rubles (approximately $102.1 million). The credit line was provided for the purpose of financing our day-to-day operations. In April 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 5.0 billion rubles.

In October 2011, our subsidiary Mechel Trading obtained a credit facility in the amount of $180.0 million to refinance a portion of our short-term loans. The loan facility has been provided by syndicate of banks, ING Bank N.V., Barclays Capital Inc. and ZAO Unicredit Bank, for a period of 3 years with 18-month grace period. As of December 31, 2012, this facility was fully drawn.

In June 2011, Yakutugol obtained a non-revolving credit line for 5 years from Eurasian Development Bank in amount of 2.8 billion rubles (approximately $95.3 million) with 24-month grace period for the sole purpose of financing the development of the Elga coal deposit. As of December 31, 2012, the facility was fully drawn.

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

In March 2011, our subsidiary Mechel Service obtained a revolving credit line from Gazprombank totaling 3 billion rubles (approximately $102.1 million) for a period of 1.5 years. The purpose of the credit line is working capital financing. In October 2011, we agreed with the lender to increase the amount of the credit line up to 4.0 billion rubles (approximately $136.1 million) and extend its period up to 2 years. In April 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 11.0 billion rubles.

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

On February 7, 2011, our subsidiary Southern Kuzbass Coal Company obtained a credit line in the amount of 6.2 billion rubles (approximately $211.0 million) to finance the construction of the second area at Sibirginskaya Underground. The loan facility has been provided by TransCreditBank OAO for a period of 5 years with an amortized monthly repayment starting on February 2014 until December 2015 and is to be repaid in full by February 6, 2016. Interest rate under the loan agreement is set at 3M Mosprime plus 4.95% per year. The borrower’s obligations under the loan agreement are guaranteed by Mechel Mining and Yakutugol. The borrower’s obligations under the loan agreement are secured by a pledge of its assets and equipment to be purchased with the proceeds received under the loan agreement at a total amount of $30.0 million.

Debt Financings in 2010

During the course of 2010, we obtained the following major debt financings. See “Description of Certain Indebtedness” and “Russian bonds” for a summary description of the terms of these facilities.

In December 2010, we obtained a credit line totaling 10 billion rubles (approximately $329.3 million) from VTB Bank. In November 2011, the credit line was increased up to 13 billion rubles (approximately $442.2 million). As of December 31, 2012, we had drawn 13.0 billion rubles (approximately $428.0 million) of this credit facility which was used to refinance our existing indebtedness and to finance our working capital.

In October 2010, our subsidiary Chelyabinsk Metallurgical Plant obtained a credit line totaling 15.0 billion rubles (approximately $493.9 million) from Sberbank. As of December 31, 2012, we had fully drawn this credit facility, which was used to refinance some of our short-term debt.

In September 2010, we signed a loan agreement in the amount of $219.4 million and €192 million to finance a universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The loan facility has been provided by BNP Paribas, Gazprombank and UniCredit. As of December 31, 2012, we had drawn $282.1 million under this credit facility.

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

•

Loans from Gazprombank. In February 2009, we obtained two credit facilities in the total amount of $1.0 billion from Gazprombank. The facilities were initially repayable in quarterly installments starting from the first quarter of 2010 through the first quarter of 2012 but in February 2010 the maturity of the facilities was extended to 2013-2015. We fully drew on these facilities to partially repay the Yakutugol and Oriel Facility Agreements.

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

The table below sets out the requirements of our most significant restrictive debt covenants and the actual ratios/amounts as of December 31, 2012.

Restrictive Covenant	Requirements	Actual as of December 31, 2012
Mechel’s Shareholder Equity	greater than or equal to $4.0 billion	$4,135,944,000
Ratio of Mechel’s Net Borrowings to EBITDA	shall not exceed 5.5:1	7.2:1
Ratio of Mechel’s EBITDA to Net Interest Expense	shall not be less than 2.65:1	1.85:1
Mechel’s Net Borrowings	shall not exceed $11.0 billion	$9,613,020,000

As of December 31, 2012, we were not in compliance with a number of financial covenants in various loan agreements, but received appropriate waivers from the lenders and agreed with them to amend certain covenants under the credit facilities, including our major debt financings. For a description of the current terms of our loan agreements see “— Description of Certain Indebtedness.”

In April 2013, we received consents and covenant amendments relating to the following breaches under various long-term and short-term loans totaling $5,952.6 million, some of them constituting cross-defaults under other loans. Several of these loans required us to have a net borrowings to EBITDA ratio not exceeding 5.5:1; and as of December 31, 2012, our actual net borrowings to EBITDA ratio was 7.2:1. These terms have been amended as follows: (i) as of June 30, 2013, the ratio of our net borrowings to EBITDA shall not exceed 7.5:1, and (ii) as of June 30, 2017, the ratio shall not exceed 3.5:1. In addition, several of these loans required us to have an EBITDA to net interest expense ratio not less than 2.65:1; and as of December 31, 2012, our actual EBITDA to net interest expense ratio was 1.85:1. These terms have been amended as follows: (i) as of June 30, 2013, an EBITDA to net interest expense ratio shall not be less than 1.5:1, and (ii) as of June 30, 2017, an EBITDA to net interest expense ratio shall not be less than 4.0:1. We also received a consent in relation to non-compliance with the net borrowings to EBITDA ratio which applied to our subsidiary Mechel Mining and should not have exceeded 3.5:1 as of December 31, 2012.

For the purposes of calculating the financial covenants in all relevant loan agreements, Mechel’s EBITDA and shareholder equity definitions have been amended to reflect any write-offs and impairments in connection with the Estar Group and any disposed entities.

Under certain credit facilities, Mechel has restrictions on payment of dividends based on the ratio of net borrowings to EBITDA. The most restrictive covenants prohibit the payment of dividends if: (i) the ratio of net borrowings to EBITDA is greater than 3.0:1; (ii) the amount of dividends exceeds 60% of our net profit for the respective year; and (iii) the amount of dividends on our preferred shares exceeds 20% of our net profit for the respective year. Also, if Mechel records a loss as shown in the financial statements, the amount of permitted dividends paid on our preferred shares shall be limited to 7.5 million rubles (approximately $244.9 thousand) for any such financial year.

The maximum allowed level for the net borrowings is $11.0 billion or, as per some loan agreements, $10.5 billion excluding financial lease obligations.

As of December 31, 2012, we had a $18.4 million debt with breached covenants and no waivers received from the lenders. The debt includes $13.8 million of long-term debt that was reclassified to short-term liabilities due to covenants breach.

In accordance with our projections, we intend and have the ability to meet the covenants during and for the year ending December 31, 2013.

Description of Certain Indebtedness

Credit Facility for Southern Kuzbass Coal Company from Sberbank

General

On October 9, 2012, Sberbank opened four credit lines to our subsidiary Southern Kuzbass Coal Company in the total amount of 24 billion rubles (approximately $772.3 million) for the purpose of working capital financing. As of December 31, 2012, we had drawn 15.1 billion rubles (approximately $497.2 million) under the credit lines. As of December 31, 2012, we were not in compliance with certain financial covenants. On April 5, 2013, we obtained the waiver from the lender to cure such non-compliance and agreed with the lender to amend certain covenants.

Interest rate and interest period

Interest is payable at a floating rate of 12.1% per year for the drawdowns in rubles and 10.5% per year for the drawdowns in rubles with a built-in cross-currency derivative instrument. The interest rate may be increased by 1% depending on compliance with certain metrics.

The interest is to be paid every 3 months.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel, Yakutugol and Mechel Mining.

Repayment and prepayments

The credit lines were provided for a period of 5 years with a 3-year grace period. Each credit line is repayable in eight equal installments starting from December 2015.

The borrower does not have the right to prepay two out of four tranches with a built-in derivative instrument. The borrower may prepay the other two tranches in full or in part with a 30 day prior notice given to the lender. The prepayment is subject to a fee calculated based on a specified formula.

Covenants and other matters

Mechel Mining must ensure that: (i) the ratio of Mechel Mining’s net borrowings to EBITDA does not exceed 4.25:1 as of June 30, 2013, 3.5:1 as of December 31, 2013 and 3.0:1 as of June 30, 2014 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, Mechel Mining shall procure that the ratio of 3.0:1 continues to apply thereafter; (ii) the ratio of Mechel Mining’s EBITDA to net interest expenses does not fall below 3.5:1 as of June 30, 2013, 4.0:1 as of December 31, 2013 and 4.0:1 as of June 30, 2014 and thereafter; and (iii) Mechel Mining’s shareholder equity equals or exceeds $3.0 billion.

Furthermore, for the purpose of the covenant compliance test Mechel Mining’s EBITDA definition has been amended to reflect any income attributable to any acquisition or disposal that has occurred during the previous relevant period. Mechel Mining’s shareholder equity definition has been amended to add back (i) an amount attributable to impairment of tangible or intangible assets including goodwill; and (ii) an amount equal to the result from discontinued operations of Mechel Mining.

The credit facility agreements are governed by Russian law.

Club Facility for Mechel Trading

General

On October 18, 2011, our subsidiary Mechel Trading signed a credit facility agreement in the amount of $180.0 million to refinance a portion of our short-term loans. The credit facility has been provided by syndicate of banks, ING Bank N.V., Barclays Capital Inc. and ZAO Unicredit Bank. As of December 31, 2012, we were not in compliance with certain financial covenants. On April 11, 2013, we obtained the waiver from the lenders to cure such non-compliance and agreed with the lenders to amend certain covenants.

Interest rate and interest period

Interest under the facility is payable at LIBOR plus a margin of 2.75% per year, or at a fixed rate as may be agreed with the lenders. The interest is to be paid every 3 months.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel and Chelyabinsk Metallurgical Plant.

Repayment and prepayments

The credit facility is repayable in seven equal installments starting on April 15, 2013 and each date falling on a consecutive 3 month-intervals thereafter. The borrowers may prepay the loan with a 10 business day prior notice to the respective lender. The minimum prepayment amount is $10.0 million.

Under the credit facility agreement, the borrower is obliged to prepay 50% of the facility amount outstanding as of December 31, 2013 unless certain milestones during 2013 are met. Such prepayment would have to be made not later than December 31, 2013.

Covenants and other matters

Under the credit facility agreement, acquisitions by our group in any given year are permitted if the aggregate value of such acquisitions does not exceed: (i) $5.0 million, when the ratio of our net borrowings to EBITDA exceeds 3.5:1; or (ii) $300.0 million, when the ratio of our net borrowings to EBITDA is 3.5:1 or less.

Under the credit facility agreement, Mechel may pay dividends: (i) on our common and preferred shares, if its ratio of net borrowings to EBITDA is less than or equal to 3.0:1 and the aggregate amount of all dividends does not exceed 60% of Mechel’s net profit for the respective financial year; and (ii) on our preferred shares, if such dividends do not exceed 20% of Mechel’s net profit, provided that no default occurs or would occur as result of such payment. If Mechel records a loss as shown in the financial statements, the amount of permitted dividends paid on our preferred shares shall be limited to 7.5 million rubles (approximately $244.9 thousand) for any such financial year.

Under the credit facility agreement, Mechel must ensure that: (i) the ratio of its net borrowings to EBITDA does not exceed 7.5:1 as of June 30, 2013 and December 31, 2013 and 6.0:1 as of June 30, 2014, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, Mechel shall procure that at any time thereafter the ratio of 3.0:1 continues to apply thereafter; (ii) its shareholder equity does not fall below $4.0 billion at any time; (iii) the borrower’s equity does not fall below $40.0 million at any time; and (iv) the ratio of EBITDA to net interest expenses does not fall below 1.5:1 as of June 30, 2013 and December 31, 2013 and 1.9:1 as of June 30, 2014.

The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, including negative pledge provisions and limitation on lending to third parties.

The credit facility agreement is governed by English law.

Credit Facility from Eurasian Development Bank

General

On June 22, 2011, Yakutugol signed a credit facility agreement in the amount of 2.8 billion rubles (approximately $95.3 million) for the sole purpose of financing the development of the Elga coal deposit. The loan has been provided by the Eurasian Development Bank. As of December 31, 2012, we were not in compliance with certain financial covenants. On April 2, 2013, we obtained the waiver from the lender to cure such non-compliance and agreed with the lender to amend certain covenants.

Interest rate and interest period

The interest rate under the facility was initially set at 8.16% per year, but increased to 9.16% per year on July 19, 2012. The lender has the right to change the interest rate with a 60-day prior notice if, for example, an event having a material adverse effect on the economic, financial and political situation in Russia occurs.

Interest is paid on a quarterly basis.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel. On April 2, 2013, we obtained the bank’s consent to replace Mechel’s guarantee with Mechel Mining’s guarantee.

Repayment and prepayments

The facility has a term of 5 years with the principal amount to be repaid in equal quarterly installments starting from June 2012. The borrower may prepay the loan in full or in part with a 10 business day prior notice on the first payment date after the first anniversary of the credit facility. The minimum amount of each prepayment may not be less than 100.0 million rubles (approximately $3.1 million).

Covenants and other matters

Starting from June 30, 2013, the financial covenants must be tested in respect of Mechel Mining group. Under the credit facility, we must ensure that: (i) the ratio of Mechel Mining’s net borrowings to EBITDA does not exceed 4.25:1 as of June 30, 2013, 3.5:1 as of December 31, 2013 and 3.0:1 as of June 30, 2014 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, Mechel Mining shall procure that the ratio of 3.0:1 continues to apply thereafter; and (ii) the ratio of Mechel Mining’s EBITDA to net interest expenses does not fall below 3.5:1 as of June 30, 2013, 4.0:1 as of December 31, 2013 and 4.0:1 as of June 30, 2014 and thereafter. Furthermore, for the purpose of the covenant compliance test Mechel Mining’s EBITDA definition has been amended to reflect any income attributable to any acquisition or disposal that has occurred during the previous relevant period. Mechel Mining’s shareholder equity definition has been amended to add back (i) an amount attributable to impairment of tangible or intangible assets including goodwill; and (ii) an amount equal to the result from discontinued operations of Mechel Mining.

The credit facility agreement is governed by Russian law.

Credit Facility for Mechel Trading from Sberbank

General

In December 2012, following the repayment of the initial drawdown under a revolving credit line extended to Mechel Trading by Sberbank under a long-term framework agreement entered into in October 2011, Mechel Trading re-drew $100.0 million under this credit line (two tranches for $25.0 million and $75.0 million). The purpose of the credit line is working capital, intra-group and pre-export financing. As of December 31, 2012, we were not in compliance with certain financial covenants. On April 5, 2013, we obtained the waiver from the lender to cure such non-compliance and agreed with the lender to amend certain covenants.

Interest rate and interest period

The interest rate under both tranches is payable at LIBOR3M plus a margin of 4% quarterly.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel and Chelyabinsk Metallurgical Plant.

Repayment and prepayments

Each tranche is to be fully repaid as a lump sum, with the repayment dates for the first tranche in the amount of $25.0 million and the second tranche in the amount of $75.0 million being April 1, 2013 and December 19, 2013, respectively. The first tranche was duly repaid on April 1, 2013.

The borrower may prepay any of two tranches with the prior written consent received from the lender not later than 5 business days before the advance of extra prepayment fees are to be paid under the respective facility agreement.

Covenants and other matters

Mechel must ensure that: (i) the ratio of the net borrowings to EBITDA does not exceed 7.5:1 as of June 30, 2013 and December 31, 2013; (ii) the ratio of EBITDA to net interest expenses does not fall below 1.5:1 as of June 30, 2013 and December 31, 2013; (iii) all the time Mechel’s shareholder equity exceeds or equals $3.0 billion; and (iv) Mechel’s ratio of its total net borrowings does not exceed $10.5 billion. Finance lease liabilities are not included in net borrowings for the purpose of the calculation of the ratios mentioned above.

The credit facility also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility for Mechel from VTB Bank

General

On December 27, 2010, VTB Bank opened a credit line for Mechel for the total amount of 10.0 billion rubles (approximately $329.3 million) to finance our general activity. In November 2011, the amount of credit line was increased up to 13.0 billion rubles (approximately $442.2 million). As of December 31, 2012, the facility was fully drawn. On December 31, 2012, we were not in compliance with certain financial covenants under the credit facility agreement.

On April 10, 2013, we executed an amendment to the loan agreement increasing the amount of the facility to 40.0 billion rubles (approximately $1.3 billion). The term of the facility was extended to 5 years and the covenants were amended. The proceeds will be mainly used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds).

Interest rate and interest period

The interest rate under the facility depends on the ratio of Mechel’s net borrowings to EBITDA and ranges from 3M Mosprime plus 2.65% to 3M Mosprime plus 4.95% per year with a portion of interest payable quarterly and a portion being capitalized. The lender may increase the interest rate by 1% if the borrower fails to meet certain obligations under the loan agreement.

The facility has a built-in derivative instrument allowing the lender to convert the floating interest rate into the fixed one on pre-agreed terms.

Guarantee

Our obligations under the credit facility agreement are guaranteed by Bratsk Ferroalloy Plant, Chelyabinsk Metallurgical Plant, Mecheltrans, Mechel Trading and Mechel Service.

Security

The credit facility is secured by a pledge of 25%+1 share of Mechel Mining.

Repayment and prepayments

The facility allows a 15 month grace period and is to be repaid in equal installments on a quarterly basis. Mechel may prepay the loan without VTB Bank’s consent after 12 months giving a five day prior written notice.

Covenants and other matters

Mechel must procure that: (i) the ratio of Mechel’s net borrowings to EBITDA does not exceed 7.5:1 as of June 30, 2013 and December 31, 2013, 6.0:1 as of June 30, 2014, 5.5:1 as of December 31, 2014, 4.75:1 as of June 30, 2015, 4.5:1 as of December 31, 2015, 4.0:1 as of June 30, 2016 and December 31, 2016, 3.5:1 as of June 30, 2017 and thereafter; (ii) the ratio of Mechel’s EBITDA to net interest expenses does not fall below 1.5:1 as of June 30 and December 31, 2013, 2.0:1 as of June 30 and December 31, 2014, 2.5:1 as of June 30, 2015, 3.0:1 as of December 31, 2015, 3.0:1 as of June 30, 2016, 3.5:1 as of December 31, 2016 and thereafter; and (iii) Mechel’s ratio of its total net borrowings does not exceed $11.0 billion in 2013 and thereafter.

Mechel Mining must ensure that: (i) the ratio of net borrowings to EBITDA does not exceed 4.25:1 as of June 30, 2013, 3.5:1 as of December 31, 2013 and 3.0:1 for any other relevant period thereafter; and (ii) its EBITDA to net interest expenses shall not be less than 3.5:1 as of June 30, 2013 and 4.0:1 in any relevant period thereafter.

The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility for Chelyabinsk Metallurgical Plant from Sberbank

General

On October 13, 2010, Sberbank opened a credit line for Chelyabinsk Metallurgical Plant for the total amount of 15.0 billion rubles (approximately $493.9 million) to refinance short-term debt. As of December 31, 2012, we were not in compliance with certain covenants. On April 5, 2013, we obtained the waiver from the lender to cure such non-compliance and agreed with the lender to amend certain covenants.

Interest rate and interest period

From January 13, 2011 to November 17, 2011, the interest on the loan was payable at a rate of 3M Mosprime plus a margin of 4.5% per year if the turnover at our companies’ accounts with Sberbank during each calendar quarter exceeded 25% of outstanding liabilities under the loan, and 3M Mosprime plus a margin of 5% per year if not. For the period from November 18, 2011 to the maturity date, the applicable margin level has been decreased to 4.0% per year if we are in compliance with the requirement in respect of the turnover at our companies’ accounts with Sberbank, and 4.5% per year if not.

Accrued interest is payable on the 28th day of the last month of each three-month interest period. An additional fee of 1.35% per year is payable for the interest rate hedge for the Mosprime rate which is capped at 6.5% per year during the lifetime of the facility. Sberbank has the right to revise the interest rate with a 30-day prior notice.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel.

Security

The borrower’s obligations under the credit facility agreement are secured by a pledge of 25% plus 1 share of Beloretsk Metallurgical Plant and a pledge of equipment and machinery and real estate owned by the borrower.

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

Covenants and other matters

Mechel must ensure that: (i) the ratio of the net borrowings to EBITDA does not exceed 7.5:1 as of June 30, 2013 and December 31, 2013, 6.0:1 as of June 30, 2014, 5.5:1 as of December 31, 2014 and 4.75:1 as of June 30, 2015, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, Mechel must procure that the ratio of 3.0:1 continues to apply thereafter; (ii) the ratio of EBITDA to net interest expenses does not fall below 1.5:1 as of June 30, 2013 and December 31, 2013, 1.9:1 as of June 30, 2014, 2.3:1 as of December 31, 2014 and 2.7:1 as of June 30, 2015; (iii) all the time Mechel’s shareholder equity exceeds or equals $3.0 billion; and (iv) Mechel’s ratio of its total net borrowings does not exceed $10.5 billion starting from 2012 until 2014 and $10.0 billion starting from 2015 and thereafter. Net borrowings definition does not include finance lease liabilities.

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

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — Universal Mill Facility Agreement

General

On September 15, 2010, we signed a credit facility agreement to finance the universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The $471.2 million credit facility consists of three tranches underwritten by BNP Paribas S.A., Gazprombank and UniCredit. Gazprombank’s tranche is $219.4 million, BNP Paribas’s tranche is €102.8 million (approximately $134.6 million) and UniCredit’s tranche is €89.2 million (approximately $117.1 million). The credit facility benefits from insurance coverage of the Italian, German and Chinese export credit agencies: SACE, Euler Hermes and Sinosure, respectively. As of December 31, 2012, we were not in compliance with certain financial covenants under the credit facility agreement. On April 11, 2013, we obtained the waiver from the lenders to cure such non-compliance and agreed with the lenders to amend certain covenants.

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

Covenants and other matters

Under the credit facility agreement, acquisitions by members of our group are permitted if (1) such acquisitions in aggregate do not exceed (i) $5.0 million when the ratio of our net borrowings to EBITDA exceeds 3.5:1, (ii) $50.0 million when the ratio of our net borrowings to EBITDA is within the range of 3.0:1 – 3.5:1, (iii) $250.0 million when the ratio of our net borrowings to EBITDA is within the range of 2.5:1 – 3.0:1, (iv) $375.0 million when the ratio of our net borrowings to EBITDA is within the range of 2.0:1 – 2.5:1, or (v) $500.0 million when the ratio of our net borrowings to EBITDA is 2.0:1 or less; or (2) the total amount of such acquisition is fully financed by available excess cash flow.

The borrower may not, without prior consent from the lender, enter into any amalgamation, demerger, merger or reorganization except an intra-group reorganization on a solvent basis.

Under the credit facility agreement, Mechel may pay dividends: (i) on our common and preferred shares, provided that the ratio of Mechel’s net borrowings to EBITDA does not exceed 3.0:1, and if such dividends are funded from available excess cash flow, provided that no default occurs or would occur as a result of that payment; and (ii) if dividends on our preferred shares do not exceed 20% of Mechel’s net profit. If Mechel records a loss as shown in the financial statements, the amount of permitted dividends paid on our preferred shares shall be limited to 7.5 million rubles (approximately $244.9 thousand) for any such financial year.

Under the deed of guarantee, executed by Mechel for the purpose of securing the borrower’s obligations under the credit facility agreement, Mechel must ensure that: (i) the ratio of the net borrowings to EBITDA does not exceed 7.5:1 as of June 30, 2013 and December 31, 2013, 6.0:1 as of June 30, 2014, 5.5:1 as of December 31, 2014, 4.75:1 as of June 30, 2015, 4.5:1 as of December 31, 2015, 4.0:1 as of June 30, 2016 and December 31, 2016, 3.5:1 as of June 30, 2017 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, Mechel shall procure that the ratio of 3.0:1 continues to apply thereafter; (ii) the ratio of EBITDA to interest expense does not fall below 1.5:1 as of June 30, 2013 and December 31, 2013, 1.9:1 as of June 30, 2014, 2.3:1 as of December 31, 2014, 2.7:1 as of June 30, 2015, 3.1:1 as of December 31, 2015, 3.2:1 as of June 30, 2016, 3.4:1 as of December 31, 2016, 4.0:1 as of June 30, 2017 and thereafter; and (iii) all the time Mechel’s shareholder equity exceeds or equals $3.0 billion.

The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by English law.

Pre-Export Facility Agreements

General

On December 7, 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into an amendment and restatement agreement to the existing pre-export facility agreements for a total principal amount of $1.0 billion with a syndicate of banks coordinated by ING Bank N.V., Société Générale, UniCredit Bank AG, JSCB Rosbank and ABN AMRO Bank N.V. The pre-export facility was extended to the borrowers in equal parts and was used to refinance the outstanding amount under the $2.0 billion pre-export facility closed on September 6, 2010. The terms of the facility agreements are identical in all material aspects, except for the security provided under each facility.

As of December 31, 2012, we were not in compliance with certain financial covenants including Mechel Mining’s net borrowings to EBITDA ratio. On March 29, 2013, we obtained the waiver from syndicate to cure such non-compliance and agreed with the lenders to amend certain covenants.

The facility has one tranche maturing in August 2015.

Interest rate and interest period

Interest under the facilities is payable at LIBOR plus a margin, or at fixed rate that may be agreed with the lenders. Based on results for the period ended June 30, 2012, the initial margin levels were set at 5% per year and are subject to downward or upward adjustments based on the ratio of Mechel Mining’s net borrowings to EBITDA.

Repayment and prepayments

The facility is repayable in equal monthly installments after a twelve month grace period. The borrowers are entitled to prepay the loan subject to a 10 business day prior notice to the syndicate of banks and certain other conditions specified in the credit facility agreements.

Guarantee

Yakutugol’s obligations under the credit facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore as well as by Southern Kuzbass Coal Company and Korshunov Mining Plant (for Southern Kuzbass Coal Company and Korshunov Mining Plant in the amount of up to 2% of the value of their total assets as per RAS). Southern Kuzbass Coal Company’s obligations under the credit facility agreement are guaranteed in full by Mechel, Mechel Mining, Mechel Carbon, Mechel Carbon Singapore and Yakutugol, as well as by Korshunov Mining Plant (for the latter in the amount of up to 2% of the value of its total assets as per RAS). The guarantee provided by Mechel can be released subject to certain conditions.

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of equipment and machinery of the borrower at a total balance sheet value of $10.0 million and a pledge of 15% plus 1 share of Yakutugol and of 10% of shares of Southern Kuzbass Coal Company. Southern Kuzbass Coal Company’s obligations under the credit facility agreement are secured by a pledge of equipment and machinery of the borrower at a total balance sheet value of $10.0 million and a pledge of 15% plus 1 share of Southern Kuzbass Coal Company and of 10% of shares of Yakutugol.

The number of shares of each of Yakutugol and Southern Kuzbass Coal Company under pledge will be decreased from 25% plus one share to 15% if certain conditions are met. Such conditions include, amongst others, the ratio of Mechel Mining’s net borrowings to EBITDA being less than or equal to 2.5:1, the outstanding debt under the facility not exceeding 50% of the original principal amount, and there being no event of default continuing under the facility.

The obligations of each of the borrowers are also secured by assignment of rights under their export and offtake contracts and charge over their collection accounts.

Covenants and other matters

Under the credit facility agreement, Mechel Mining may pay dividends on its common shares if its ratio of net borrowings to EBITDA is less than or equal to 3.0:1 and the aggregate amount of all dividends does not exceed 75% of Mechel Mining’s net profit for the respective financial year.

Acquisitions by Mechel Mining in any given year are permitted, subject to certain ratios of Mechel Mining’s net borrowings to its EBITDA: (i) $500 million payable in any financial year if Mechel Mining’s net borrowings to its EBITDA is equal to or less than 2.5:1; (ii) $375 million payable in any financial year if Mechel Mining’s net borrowings to its EBITDA is between 2.5:1 and 3.0:1; (iii) $50 million payable in any financial year if Mechel Mining’s net borrowings to its EBITDA is between 3.0:1 and 3.5:1; (iv) $5 million payable in any financial year if Mechel Mining’s net borrowings to its EBITDA exceeds 3.5:1; and (v) any other higher amount if it is approved by the majority lenders and provided that Mechel Mining will continue to be in compliance with its financial covenants and no default is continuing or would arise as a consequence of such acquisition.

Mechel Mining’s shareholder equity shall not fall below $4.0 billion at any time.

Mechel Mining must ensure that: (i) the ratio of net borrowings to EBITDA does not exceed 4.25:1 as of June 30, 2013, 3.5:1 as of December 31, 2013 and 3.0:1 for any other relevant period thereafter; (ii) its EBITDA to net interest expense shall not be less than 3.5:1 as of June 30, 2013 and 4.0:1 in any relevant period thereafter; and (iii) Mechel Mining’s net borrowings shall not exceed $4.0 billion if its net borrowings to its EBITDA ratio exceeds 3.0:1.

Furthermore, for the purpose of the covenant compliance test Mechel Mining’s EBITDA definition has been amended to reflect any income attributable to any acquisition or disposal that has occurred during the previous relevant period. Mechel Mining’s shareholder equity definition has been amended to add back (i) an amount attributable to impairment of tangible or intangible assets including goodwill; and (ii) an amount equal to the result from discontinued operations of Mechel Mining.

The credit facility agreement also contains certain customary representations and warranties, affirmative covenants, including negative pledges and limitation on lending to third parties, as well as notice provisions and events of default, including change of control and cross-defaults relating to other debt with certain limitations.

The credit facility agreement is governed by English law.

Amended Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from VTB Bank

General

In September 2010, our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into agreements further amending the one-year credit facility agreements executed with VTB Bank in November 2008 and further amended in November 2009, for the total amount of 13.6 billion rubles (approximately $422.4 million as of December 31, 2011). In April 2012, we amended the credit facility agreements to extend their term until 2015 and change certain financial covenants. As of December 31, 2012, we were not in compliance with certain financial covenants under the credit facility agreements. On April 9, 2013, we obtained the waiver from the lender to cure such non-compliance and agreed with the lender to amend certain covenants.

Interest rate and interest period

In September 2010, the interest rate was decreased to 9.75% per year. In April 2012, the interest was changed to the variable rate of 3M Mosprime plus 4.5% per year. In April 2013, the interest rate was decreased to 3M Mosprime plus 3.8% per year. The lender has an option to convert the ruble loan into U.S. dollars two years after the date of the amendment agreements, following which the loan will bear the rate of LIBOR3M plus 4.8%. VTB Bank may unilaterally increase the interest rate in accordance with the terms of the agreements. Any new interest rate becomes effective the month following the month when VTB Bank has informed the borrowers of the new rate.

Repayment and prepayment

The maturity of the facilities for both Southern Kuzbass Coal Company and Yakutugol is April 13, 2015. Each of the facilities is to be repaid in four equal quarterly tranches starting on July 13, 2014.

Voluntary prepayment is not allowed for the first 12 months. No prepayment premium is required if prepayment is made on an interest payment date, otherwise the premium for prepayment is calculated as a difference between 3M Mosprime and Mosprime rate identified on the date preceding the voluntary prepayment.

Covenants and other matters

Under the agreements, the borrowers must ensure that: (i) the ratio of Mechel Mining’s net borrowings to EBITDA does not exceed 4.25:1 as of June 30, 2013, 3.5:1 as of December 31, 2013 and 3.0:1 for any other relevant period thereafter; and (ii) its EBITDA to net interest expenses shall not be less than 3.5:1 as of June 30, 2013 and 4.0:1 in any relevant period thereafter.

Under the agreements, the borrowers must ensure that: (i) the aggregate EBITDA of each of the borrowers is not less than 70% of EBITDA of Mechel Mining; and (ii) the aggregate main assets of each of the borrowers are not less than 60% of the consolidated assets of the Mechel Mining and its subsidiaries.

The credit facility agreements also contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt, as well as limitations on payment of dividends, acquisitions and disposals, non-core transactions and certain others.

Security

The credit facilities are secured by the guarantee provided by each of Yakutugol (in respect of the Southern Kuzbass Coal Company credit facility), Mechel Mining, Mechel Mining Trading House, Mechel Carbon and Mechel Carbon Singapore.

The credit facility agreements are governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

On February 6, 2009, our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into separate credit facility agreements with Gazprombank for a total amount of $1.0 billion. In accordance with their terms, the credit facilities can be used for finance and operating activities, including financing affiliates and credit repayments. We used the advances under the facilities mainly for partial repayment of the original Oriel Resources and Yakutugol facilities prior to their refinancing in July 2009. The two credit facility agreements are identical in all material aspects except for the respective loan amounts thereunder: the credit facility was made available to Yakutugol in the amount of $550.0 million and to Southern Kuzbass Coal Company in the amount of $450.0 million. The loans were fully drawn in the first quarter of 2009. On February 24, 2010, the terms of the facility agreements were extended until February 2015. As of December 31, 2012, we were not in compliance with certain covenants under the credit facility agreements. On April 5, 2013, we obtained the waiver from the lender to cure such non-compliance and agreed with the lender to amend certain covenants.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 14% to variable rate of LIBOR3M plus 5.25% margin. Gazprombank may unilaterally, having provided 30 days prior notice, increase the interest rate if, among others, the CBR’s refinance rate increases.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel. On April 5, 2013, we also agreed to provide a guarantee from Mechel Mining.

Security

The borrowers’ obligations are secured by a pledge of 25%+1 of the common shares of Yakutugol and Southern Kuzbass Coal Company. The number of pledged shares can be increased up to 35% if we fail to comply with financial covenants.

Repayment and prepayments

Each of the facilities is to be repaid not later than February 6, 2015. Repayment is to be made in equal amounts on a quarterly basis starting from the first quarter of 2013.

The borrowers may prepay the loans issued within the credit facilities in full or in part after February 24, 2011. Prepayment is free from any premium or penalty, subject to the borrowers providing 30 days prior notice to the lender.

Covenants and other matters

Starting from June 30, 2013, the financial covenants must be tested in respect of Mechel Mining group. Under the amended agreements, the borrowers must ensure that: (i) the ratio of Mechel Mining’s net borrowings to EBITDA does not exceed 4.25:1 as of June 30, 2013, 3.5:1 as of December 31, 2013 and 3.0:1 as of June 30, 2014 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, Mechel Mining shall procure that the ratio of 3.0:1 continues to apply thereafter; (ii) the ratio of Mechel Mining’s EBITDA to net interest expenses does not fall below 3.5:1 as of June 30, 2013 and 4.0:1 as of December 31, 2013 and thereafter; (iii) Mechel Mining’s net debt shall not exceed $4.0 billion during the lifetime of the facility; and (iv) Mechel Mining’s shareholder equity shall not be less than $3.0 billion during the lifetime of the facility. Furthermore, for the purpose of the covenant compliance test Mechel Mining’s EBITDA definition reflects any income attributable to any acquisition or disposal that has occurred during the previous relevant period.

The credit facility agreements also contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control provisions and cross-defaults relating to other debt.

The credit facility agreements are governed by Russian law.

Credit Facility for Mechel Trading from Alfa-Bank

General

In January 2012, Mechel Trading refinanced its existing revolving credit facility in the amount of $150.0 million from Alfa-Bank by obtaining a new revolving credit facility, which will be used for working capital and trade financing.

Interest rate and interest period

Each tranche bears various interest rates between 6.9 and 11.0% per year, depending on the term of the tranche. The maximum rate of interest shall not exceed 12% per year. The interest is to be repaid on a monthly basis before the 25th day of each month.

Repayment and prepayments

All amounts payable under the credit facility must be repaid by October 25, 2016. The loan can be drawn in several tranches, each tranche has the maturity of no longer than 12 months. The term of each tranche cannot exceed 12 months. Each tranche is to be repaid by one payment upon maturity. The borrower may prepay each tranche with a 3 business day prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel.

Covenants and other matters

Starting from February 2013, certain financial covenants have been introduced into the loan agreement. Mechel must ensure that: (i) the ratio of its net borrowings to EBITDA does not exceed 7.5:1 as of June 30, 2013 and December 31, 2013 and 6.0:1 as of June 30, 2014, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, Mechel shall procure that the ratio of 3.0:1 continues to apply thereafter; and (ii) the ratio of EBITDA to net interest expense does not fall below 1.5:1 as of June 30, 2013 and December 31, 2013 and 1.9:1 as of June 30, 2014.

The credit facility agreement is governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

In April 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into non-revolving credit facility agreements with Gazprombank for a total amount of $500.0 million for a period of up to 5 years with a 3 year grace period obtained for the purpose of funding operational activities and re-financing short-term debt. As of December 31, 2012, we were not in compliance with certain covenants under the credit facility agreements. On April 5, 2013, we obtained the waiver from the lender to cure such non-compliance and agreed with the lender to amend certain covenants.

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

Guarantee

The borrowers’ obligations under the credit facility agreements are guaranteed in full by Mechel Mining. On April 5, 2013, we also agreed to provide a guarantee from Mechel.

Security

The borrowers’ obligations under the credit facility agreements are secured by a pledge of 25%+1 share of Korshunov Mining Plant.

Covenants and other matters

On April 5, 2013, we obtained the bank’s consent to replace Mechel’s covenants with Mechel Mining’s covenants, where, as amended, the borrowers must procure that: (i) Mechel Mining’s ratio of the net borrowings to EBITDA does not exceed 4.25:1 as of June 30, 2013, 3.5:1 as of December 31, 2013 and 3.0:1 as of June 30, 2014 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, Mechel Mining shall procure that the ratio of 3.0:1 continues to apply thereafter; and (ii) Mechel Mining’s ratio of EBITDA to net interest expenses does not fall below 3.5:1 as of June 30, 2013 and 4.0:1 as of December 31, 2013 and thereafter. Mechel Mining’s net debt shall not exceed $4.0 billion and Mechel Mining’s shareholder equity shall not be less than $3.0 billion. Furthermore, for the purpose of the covenant compliance test Mechel Mining’s EBITDA definition reflects any income attributable to any acquisition or disposal that has occurred during the previous relevant period.

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

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The bonds are due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 19% per annum and for the 13-16 coupons was set at 11.25% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to request that we repurchase the bonds before each such coupon period starts. Hence, the bondholders have an option to demand repurchase of the bonds at par value commencing from July 21, 2013 till July 25, 2013. We will be obliged to repurchase such bonds on July 30, 2013. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand repurchase of the bonds. Bondholders are also entitled to demand early redemption of the bonds in certain cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our Russian bonds for more than 7 days or fail to repay the principal on any of our Russian bonds for more than 30 days, or when we default on or are required to redeem any of our Russian bonds. We are also entitled to redeem the bonds on July 25, 2013. The proceeds of the bonds were used to fund the construction of the Elga coal complex. As of December 31, 2012, the outstanding balance of the bonds was $52.4 million. In our consolidated financial statements, it is classified as current debt in the amount of $31.9 million and long-term debt in the amount of $20.7 million since we are able and intent to refinance part of the obligations under these bonds in case of early redemption, using proceeds from the long-term facility received from VTB Bank in April 2013. See note 26(c) to the consolidated financial statements.

On October 20, 2009, we placed series 05 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The bonds are due on October 9, 2018. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 12.5% per annum and for the 13-14 coupons was set at 11.25% per annum. As of December 31, 2012, the outstanding balance of the bonds was $45.4 million. In our consolidated financial statements, it is classified as long-term debt since we decided to refinance the obligations under these bonds by way of early redemption, using proceeds from the long-term facility received from VTB Bank in April 2013. See note 26(c) to the consolidated financial statements. The redemption is to be made on April 16, 2013. The maximum amount that can be paid upon early redemption of the bonds includes the principal and the coupon of 38.7 million rubles.

On April 28, 2010, we placed series BO-03 non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The bonds are due on April 24, 2013. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for all 6 coupons was set at 9.75% per annum. Bondholders are entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We used the proceeds of the bond to optimize our credit portfolio by repaying more expensive short-term secured bank loans. As of December 31, 2012, the outstanding balance of the bonds was $164.6 million. In our consolidated financial statements, it is classified as long-term debt since we are able and intent to refinance the obligations under these bonds in case of early redemption, using proceeds from the long-term facility received from VTB Bank in April 2013. See note 26(c) to the consolidated financial statements.

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

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2012.

Contractual Obligations and Commercial Commitments	Total	Payments Due by Period
		Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In thousands of U.S. dollars)
Short-Term Borrowings and Current Portion of Long-Term Debt	1,460,750	1,460,750	—	—	—
Long-Term Debt Obligations, Net of Current Portion	7,929,490	—	5,545,489	2,177,016	206,985
Interest Payable(1)	86,619	86,619	—	—	—
Operating Lease Obligations	1,795,260	60,428	90,240	89,318	1,555,274
Purchase Obligations(2)	267,330	267,330	—	—	—
Restructured Taxes Payable	—	—	—	—	—
Asset Retirement Obligations(3)	49,854	5,023	9,956	5,693	29,182
Pension and Post Retirement Benefits(4)(5)	197,262	20,044	22,810	24,575	129,833
Short-Term Finance Lease Obligations	132,090	132,090	—	—	—
Long-Term Finance Lease Obligations	347,768	—	210,380	113,357	24,031
Contingent payment for Bluestone acquisition	25,665	—	25,665	—	—
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(6)	3,008,562	2,798,828	93,639	48,073	68,022
Estimated interest expense(7)	3,315,570	808,396	1,386,774	1,120,400	—
Estimated average interest rate(7)	—	8.6%	7.8%	7.1%	—

Total Contractual Obligations and Commercial Commitments	18,616,219	5,639,508	7,384,952	3,578,433	2,013,326

(1)	Interest Payable as of December 31, 2012 amounted to $3.3 million and $83.3 million for Short-Term Borrowings and Current Portion of Long-Term Debt and Long-Term Debt Obligations, Net of Current Portion, respectively. Interest payable is included in amount of $86.6 million in current period figure. In the year ended December 31, 2012, our interest expense was $669.4 million and we paid out $479.5 million in interest, net of amounts capitalized.

(2)	Accounts payable for capital expenditures.
(3)	See note 15 to the consolidated financial statements.
(4)	See note 16 to the consolidated financial statements.
(5)	Includes $177.2 million pension and post-retirement benefits due in more than one year.
(6)	See note 25 to the consolidated financial statements.
(7)	Interest expense is estimated for a five-year period based on (1) estimated cash flows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

We have also guaranteed the fulfillment of obligations to third parties under various debt and lease agreements. The maximum potential amount of future payments under these guarantees as of December 31, 2012 amounted to $5,941.6 million, of which $5,939.5 million related to guarantees given by us for our subsidiaries.

Commitments for capital expenditures were $1,428.5 million as of December 31, 2012. This amount includes our contractual commitments related to acquisition of property, plant and equipment arising from various purchase and construction agreements in respect of railway construction for the Elga coal complex in the amount of $844.9 million.

See note 25 to the consolidated financial statements.

Inflation

Inflation in the Russian Federation was 6.6% in 2012, 6.1% in 2011 and 8.8% in 2010. Inflation has generally not had a material impact on our results of operations during the period under review in this section, as we were able to increase selling prices in line with increases in ruble-denominated costs. However, we cannot guarantee that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

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

Goodwill

Goodwill represents the excess of the consideration transferred plus the fair value of any non-controlling interests in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. For the acquisitions with the effective date before January 1, 2009, the excess of the fair value of net assets acquired over cost, called negative goodwill, was allocated to the acquired non-current assets (except for deferred taxes, if any) until they were reduced to zero. Since January 1, 2009, the excess of the fair value of net assets acquired over the fair value of consideration transferred, plus the fair value of any non-controlling interest should be recognized as a gain in consolidated statements of operations and comprehensive income on the acquisition date. FASB ASC 350, “Intangibles — Goodwill and Other” (“ASC 350”), prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more likely than not result in impairment.

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

As of December 31, 2012 and 2011, we reported goodwill of $798.8 million and $1,049.5 million, respectively. According to the results of the impairment analysis of goodwill, an impairment loss of $368.9 million for the year ended December 31, 2012 was recognized.

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

Principles of variable interest entity consolidation

Effective from January 1, 2010, our group adopted required changes to consolidation guidance for variable interest entities that require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. These changes to the consolidation guidance defined the primary beneficiary of a variable interest entity as the enterprise that has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity, or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. In addition, the required changes provide guidance on shared power and joint venture relationships, remove the scope exemption for qualified special purpose entities, revise the definition of a variable interest entity, and require additional disclosures.

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

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with the requirements of FASB ASC 805, “Business Combinations” (“ASC 805”).

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

Effective July 1, 2012, our group changed the estimate of the useful live of the chrome mineral license belonging to Oriel Resources based on proven and probable reserves valuation performed by independent mining engineers in 2012. The change was applied prospectively and had insignificant impact on the consolidated results of our group’s operations. The effect of this change in estimate was to reduce depletion expense for the year ended December 31, 2012 by $5.3 million and increase income from continuing operations, net of taxes, by $4.2 million or $0.01 per common share.

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

We established a policy of engaging independent mining engineers to review our proven and probable reserves approximately every three years unless circumstances or additional factors warrant an additional analysis. This policy does not change our approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers. Our proven and probable reserve estimates as of the reporting date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

Our management evaluates our estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2012 and 2011, the carrying amount of our mineral licenses amounted to $4,658.7 million and $4,733.7 million, respectively.

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

In 2010 the total rates of social contributions were 26%: contributions to the Russian Pension Fund amounted to 20% of the annual gross salary of each employee, contributions to the Mandatory Medical Insurance Fund amounted to 3.1% and contributions to the Social Insurance Fund amounted to 2.9%. These rates were applied to the part of the annual gross salary below 415,000 rubles for each employee and 0% thereafter. Annual gross salaries exceeding that amount were non-taxable.

In 2011, the contribution to the Russian Pension Fund and the Mandatory Medical Insurance Fund were further increased to 26% and 5.1%, respectively. These tariffs were applied to the part of annual gross salary below 463,000 rubles and 0% thereafter. Annual gross salaries exceeding that amount were non-taxable.

In 2012, there was another change in rates which resulted in reduction of contribution rate to the Russian Pension Fund to 22%, while rates for the Mandatory Medical Insurance Fund remained the same. These rates were applied to the part of annual gross salary below 512,000 rubles, and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

Contributions to the Russian Pension Fund for the years ended December 31, 2012, 2011 and 2010 were $177.8 million, $211.7 million and $134.6 million, respectively.

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

Our U.S. subsidiaries adopted FASB ASC 715, “Compensation-Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from the date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated post-retirement benefit obligation (“APBO”) was recognized at the acquisition of the U.S. subsidiaries on May 7, 2009. The APBO represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement disclosed in note 16 to the consolidated financial statements.

Pension and Post-Retirement Benefit obligations and the results of sensitivity analysis of Pension and Post-Retirement Benefit obligations as of December 31, 2012 are disclosed in note 16 to the consolidated financial statements.

Revenue recognition

Revenue is recognized on an accrual basis when earned and realizable, which generally occurs when products are delivered to customers. In some instances, while title of ownership has been transferred, the revenue recognition criteria are not met as the selling price is subject to adjustment based upon the market prices. Accordingly, in those instances, revenue and the related cost of goods sold are recorded as deferred revenues and deferred cost of inventory in transit in the consolidated balance sheets and are not recognized in the consolidated income statement until the price becomes fixed and determinable, which typically occurs when the price is settled with the end customer. In certain foreign jurisdictions (e.g. Switzerland), our group generally retains title to goods sold to end customers solely to ensure the collectibility of its accounts receivable. In such instances, all other sales recognition criteria are met, which allows our group to recognize sales revenue in conformity with underlying sales contracts.

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

In the power segment (see note 24), revenue is recognized based on the unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

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

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to prolonging the useful life or expanding the future use of an asset are capitalized. Maintenance and repair costs are expensed as incurred. We expensed $104.4 million and $111.9 million of repair and maintenance costs during the period ended December 31, 2012 and 2011, respectively. These amounts represent the cost of third parties repair and maintenance services. Repair and maintenance costs carried out internally are accounted for as expense according to the nature of cost elements, including cost of labor and related social taxes, spare parts, auxiliary materials, energy and other expenses.

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

Costs of developing new underground mines are capitalized. Underground development costs, which are costs incurred to make the mineral physically accessible, include costs to prepare property for shafts, driving main entries for ventilation, haulage, personnel, construction of airshafts, roof protection and other facilities. In addition, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for improvements are capitalized, while costs related to maintenance (turnarounds) are expensed as incurred. In addition, costs incurred to maintain current production capacity at a mine and exploration expenditures are charged to expenses as incurred. Stripping costs incurred during the production phase of a mine are expensed as incurred.

Mining assets and processing plant and equipment are those assets, including construction-in-progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or field, these assets cannot be used further for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (see note 2(k) to the consolidated financial statements), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date. As fully described in note 2(k) to the consolidated financial statements, effective January 1, 2011, our group changed its estimate of the useful lives of the mineral licenses acquired before August 22, 2004 to be based on proven and probable reserves of the mine. The unit-of-production method is used for the underground mine development structure costs, as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves and estimated value beyond proven and probable mineral reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers. Our reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. As of December 31, 2012, we had the following number of reporting units by segments: Steel — 9, Mining — 5, Power — 3 and Ferroalloy — 2. Estimated future cash flows are based on our assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the goodwill impairment testing.

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

When performing impairment tests, we use assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs, as well as capital expenditures and working capital requirements during the forecasted period. We estimate discount rates using after-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on our growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. While impairment of long-lived assets does not affect reported cash flows, it does result in a non-cash charge in the consolidated statements of operations and comprehensive income, which could have a material adverse effect on our results of operations or financial position.

As of December 31, 2012, we performed an impairment analysis of goodwill at all our reporting units. In addition, we tested long-lived assets for recoverability at those reporting units, where events or changes in circumstances indicate that their carrying amounts may not be recoverable. Cash flow forecasts used in this test were based on the assumptions as of December 31, 2012. The forecasted period for our non-mining subsidiaries was assumed to be five years to reach stabilized cash flows, and the value beyond the forecasted period was based on a terminal growth rate of 2.5%. For our mining subsidiaries the forecasted period was based on the remaining life of the mines. Cash flow projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2013-2017, which were used in cash flow projections, were as follows:

Region	2013	2014	2015	2016	2017
Russia	7%	6%	6%	6%	6%
United States	3%	2%	2%	2%	2%
Europe	2%	2%	2%	2%	2%
Romania	4%	4%	4%	4%	4%
Bulgaria	4%	4%	4%	4%	4%
Kazakhstan	7%	6%	6%	6%	6%
Ukraine	7%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flow projections we used similar discount rates for Russia, Eastern Europe, Kazakhstan and the United States, assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2012 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2013	2014	2015	2016	2017
Discount rate	10.49%	10.68%	10.74%	10.68%	10.51%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by our group during the year ended December 31, 2012, an impairment loss of $707.9 million was recognized. As a result of the continued downturn in the nickel price and margin deterioration, we recognized impairment of goodwill and long-lived assets in relation to our ferroalloys segment reporting unit, Southern Urals Nickel Plant. Additionally, as a result of the decrease in commodity prices, the weakness of the European market and the lack of positive prospects for the recovery of the European market, we recognized impairment of goodwill and long-lived assets in relation to our steel segment (Ductil Steel, Mechel Nemunas, Mechel Targoviste, Laminorul Plant, Mechel Campia Turzii, Donetsk Electrometallurgical Plant) and ferroalloys segment (Southern Urals Nickel Plant, Kazakhstansky Nickel Mining Company) reporting units. The expected revenue growth was lower than the assumptions made at the acquisition of these reporting units. Impairment losses of continuing operations are recognized and presented in the condensed consolidated statements of operations and comprehensive income (loss) in impairment of goodwill and long-lived assets line.

According to the results of the impairment analysis of goodwill, an impairment loss of $368.9 million for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting Unit	Segment	Impairment Loss as for the Year Ended December 31, 2012
		(In millions of U.S. dollars)
Donetsk Electrometallurgical Plant	Steel	205.5
Ductil Steel.	Steel	92.4
Cognor Stahlhandel	Steel	62.1
Southern Urals Nickel Plant	Ferroalloys	7.0
Mechel Nemunas	Steel	1.9

Total		368.9

According to the results of the impairment analysis of long-lived assets, an impairment loss of $339.0 million for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting Unit	Segment	Impairment Loss as for the Year Ended December 31, 2012
		(In millions of U.S. dollars)
Ductil Steel	Steel	115.2
Southern Urals Nickel Plant	Ferroalloys	94.3
Mechel Targoviste	Steel	48.8
Laminorul Plant	Steel	29.9
Kazakhstansky Nickel Mining Company	Ferroalloys	22.7
Mechel Campia Turzii	Steel	19.7
Mechel Nemunas	Steel	8.4

Total		339.0

According to the results of the impairment analysis of goodwill as of December 31, 2012, the following reporting units have the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact our group’s results:

Reporting Unit	Segment	The Excess of Fair Value over Carrying Value	Goodwill Allocated to the Reporting Unit
			(In millions of U.S. dollars)
Kuzbass Power Sales Company	Power	2%	64.1

The material assumptions that drive the estimated fair values of Kuzbass Power Sales Company are represented by projected electricity prices, sales volumes, steam coal prices, discount rates. Some of these assumptions materially deviate from our group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where Kuzbass Power Sales Company is located. All these material assumptions are based on the group’s projections and are subject to risk and uncertainty.

Based on the sensitivity analysis carried out as of December 31, 2012, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that we would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	0.02% decrease in future planned revenues;

•	0.1% point increase in discount rates for each year within the forecasted period;

•	0.2% point decrease in cash flows growth rate after the forecasted period.

We believe that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

Finance lease

The cost of equipment acquired under the capital (finance) lease contracts is measured at the lower of its fair value or the present value of the minimum lease payments, and reflected in the balance sheet at the measured amount less accumulated depreciation. The cost of the equipment is subject to an annual impairment review as described in note 2(n) to the consolidated financial statements. Capital lease liabilities are divided into long-term and current portions based on the agreed payment schedule and discounted using the lessor’s implicit interest rate. Depreciation of assets acquired under the capital (finance) lease is included into depreciation charge for the period.

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

Market value is the estimated price, at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale. We determine market value of inventories for a group of items of inventories with similar characteristics. The term “market” means current replacement cost not to exceed net realizable value (selling price less reasonable estimable costs of completion and disposal) or be less than net realizable value adjusted for a normal profit margin. Market value for each group is compared with an acquisition/manufacturing cost, and the lower of these values is used to determine the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of operations and comprehensive income. When inventories are written down below cost at the close of a fiscal year, such reduced amount is considered the cost basis for subsequent purposes.

As of December 31, 2012 and 2011, the write-down of inventories to their net realizable value was $102.9 million and $70.2 million, respectively. As of December 31, 2012, the most significant increase in the write-down of inventories is attributable to the mining and steel segments in the amount of $18.4 million and $14.3 million, respectively. During the year significant amounts of inventories were written down to their net realizable value following the related market price decreases.

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

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Unrecognized income tax benefits of $20.2 million, including interest and penalties of $3.5 million, as of December 31, 2012, and $2.2 million, including interest and penalties of $0.4 million, as of December 31, 2011, were recognized by us in the accompanying consolidated balance sheets.

Taxes represent our group’s provision for profit tax. During 2010-2012, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan. Our group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In June 2011, new amendments in the tax legislation of the United States resulted in the decrease in tax rate to 40.0% in 2012 from 40.5% in 2009-2011. In December 2010, the Ukrainian tax legislation was amended to decrease the statutory income tax rate gradually from 25% in 2010 to 23% from April 1, 2011, 21% from January 1, 2012, 19% from January 1, 2013 and 16% from January 1, 2014 and thereafter.

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

Shipping and handling costs

We classify all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $1,186.7 million, $1,117.1 million and $918.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2012, 2011 and 2010, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of ASC 715. In accordance with ASC 715, we recognize actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2012 and 2011, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses. Accumulated other comprehensive (loss) income is comprised of the following components:

	December 31, 2012	December 31, 2011
	(In millions of U.S. dollars)
Cumulative currency translation adjustment	(337.7)	(385.4)
Unrealized losses on available-for-sale securities	(3.5)	(3.2)
Pension adjustments net of related income taxes of $7,918 in 2012 and $7,276 in 2011	14.3	32.0

Total accumulated other comprehensive (loss) income	(326.9)	(356.6)

Stock-based compensation

We apply the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2012, 2011 and 2010, we did not enter in any employee stock-compensation arrangements.

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

•

Steel segment, comprising production and sales of semi-finished steel products, carbon and special long products, carbon and stainless flat products, high value-added metal products, including forgings, stampings and wire products;

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

Financial instruments

The carrying amount of our financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2012 and 2011. For long-term borrowings, the difference between fair value and carrying value is shown in note 14 to our consolidated financial accounts. We have determined, using available market information and appropriate valuation methodologies, such as discounted cash flows, the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of our debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for us to estimate the fair value of these investments, for which a quoted market price is not available because we have not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of our instruments. Therefore, such investments are recorded at cost.

Guarantees

In accordance with FASB ASC 460, “Guarantees” (“ASC 460”), the fair value of a guarantee is determined and recorded as a liability at the time when the guarantee is issued. The initial guarantee amount is subsequently re-measured to reflect the changes in the underlying liability. The expense or re-measurement adjustments are included in the related line items of the consolidated statements of operations and comprehensive (loss) income, based on the nature of the guarantee. When the likelihood of performing on a guarantee becomes probable, a liability is accrued, provided it is reasonably determinable on the basis of the facts and circumstances at that time.

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

Derivative instruments and hedging activities

We recognize our derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2012 and 2011, a gain of $26.8 million and a loss of $20.8 million, respectively, related to the change in the fair value of derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). There were no such gains or losses related to the change in the fair value of derivative instruments during the period ended December 31, 2010. There were no foreign currency forward and options contracts outstanding as of December 31, 2012 and 2011.

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

Discontinued Operation

FASB ASC 205 “Discontinued operation” (“ASC 205”) sets forth the financial accounting and reporting requirements for discontinued operations of a component of an entity. A “component of an entity” comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable or an operating segment, a reporting unit, a subsidiary, or an asset group.

ASC 205 uses a single accounting model to account for all long-lived assets to be disposed of (by sale, abandonment, or distribution to owners). This includes asset disposal groups meeting the criteria for presentation as a discontinued operation, as specified in FASB ASC 205. A long-lived asset group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. Additionally, in accordance with FASB ASC 360 “Property, Plant and Equipment”, a loss is recognized for any write-down to fair value less cost to sell. A gain is recognized for any subsequent recovery of cost. Lastly, a gain or loss not previously recognized that results from the sale of the asset disposal group is recognized at the date of sale.

In accordance with ASC 205, a subsidiary is reported as discontinued operation when both of the following conditions are met:

•	the operations and cash flow of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction;

•	the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods reports the results of operations of the component, including any gain or loss recognized from the sale or write-down, in discontinued operations. The results of operations of a component classified as held for sale are reported in discontinued operations in the periods in which they occur. The results of discontinued operations, less applicable income taxes (benefit), are reported as a separate component of income before extraordinary items (if applicable).

Recently Issued Accounting Pronouncements

Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued Accounting Standards Update (“ASU”) ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which provides entities with an option to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with ASC 350. To perform a qualitative assessment on an indefinite-lived intangible asset, a company must identify and evaluate changes in economic, industry and company-specific events and circumstances that could affect the significant inputs used in determining the fair value of that asset. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of ASU 2012-02 is not expected to have a material impact on our consolidated financial statements.

Technical Amendments and Corrections to SEC Sections

In August 27, 2012, the FASB released ASU 2012-03, “Technical Amendments and Corrections to SEC Sections” (“ASU 2012-03”), which contains technical corrections to existing guidance or affect guidance to specialized industries or entities. We do not expect that it will have a material impact on our consolidated financial statements.

Disclosures about Offsetting Assets and Liabilities

In January 2013 the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”), which affects entities that have derivatives accounted for in accordance with ASC 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210 “Balance Sheet” or ASC 815, or subject to an enforceable master netting arrangement or similar agreement. Entities with other types of financial assets and financial liabilities subject to a master netting arrangement or similar agreement also are affected because these amendments make them no longer subject to the disclosure requirements in ASU 2011-11.

An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of ASU 2011-11. It is not expected to have a material impact on our group’s financial position or results of operations.

Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

An entity may present reclassification adjustments out of accumulated other comprehensive income on the face of the statement in which the components of other comprehensive income are presented, or it may disclose those reclassification adjustments in the notes to the financial statements. Therefore, for all classifications of other comprehensive income, an entity may use either a gross display on the face of the financial statement or a net display on the face of the financial statement and disclose the gross change in the notes to the financial statements. If displayed gross, reclassification adjustments are reported separately from other changes in the respective balance; thus, the total change is reported as two amounts. If displayed net, reclassification adjustments are combined with other changes in the other comprehensive income item balance; thus, the total change is reported as a single amount.

The amendments in ASU 2013-02 are effective for public entities for the fiscal years, and interim periods within those years, beginning after December 15, 2012. It is not expected to have a material impact on our group’s financial statements.

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

In February 2013, the FASB issued ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”), which requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors;

b) any additional amount the reporting entity expects to pay on behalf of its co-obligors.

The guidance in ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. A public entity is required to apply the amendments for the fiscal years beginning on or after December 15, 2013, and interim periods within those annual periods.

The amendments in ASU 2013-04 should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within ASU 2013-04 scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in ASU 2013-04) and should disclose that fact. Early adoption is permitted. The adoption of ASU 2013-04 is not expected to have a material impact on our consolidated financial statements.

Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity

In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”), which requires an entity to release into net income any cumulative translation adjustment related to ceased controlling interest in a subsidiary or group of assets within a foreign entity when (1) the subsidiary or group of assets is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) and (2) there is a cumulative translation adjustment balance associated with that foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance in ASC 830 still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment.

Additionally, the amendments in ASU 2013-05 clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition).

The amendments in ASU 2013-05 are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We are currently assessing the impact of the adoption of ASU 2013-05 on our group’s financial statements.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the financial position, results of operations or cash flows of our group.

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

World crude steel production reached 1,548 million tonnes for the year 2012, up by 1.2% compared to 2011. This is a record for global crude steel production. But the dynamics of the growth was the lowest in three years. In 2012, the growth of steel production was recorded only in Asia, North America, Middle East and Africa. In other macro-regions, such as the E.U., the CIS, South America and Oceania, steel production fell due to general economic slowdowns.

We expect an improvement in the overall economic situation in the U.S. and China, which will stimulate the growth of production and consumption of steel in 2013. Additional monetary easing in developed economies (United States, China, the E.U. and Japan) is expected to raise prices of our products.

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2010, demand returned to pre-crisis levels due to stable import growth from China and recovery of developed economies after the crisis. Global metallurgical coal import increased by 32.7% in 2010, according to AME. In 2011, demand was affected by market uncertainties in the European and North American regions. Japan’s earthquake and tsunami also reduced coking coal demand in 2011. As a result, global metallurgical coal import stagnated with a slight decrease of 1.1% in 2011, according to AME. Demand for internationally traded metallurgical coal grew by 0.6% in 2012 with record coal imports seen into both China and India in the first half of the year, according to AME.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2010, global steam coal import increased by 11.2%, according to AME. In 2011, demand for steam coal was mainly driven by developing economies, such as China and India. As part of Japan’s recovery efforts, coal-fired power stations have increased their capacity utilization rates, which led to increased steam coal demand. As a result, global steam coal import increased by 5.7% in 2011, according to AME. Demand for thermal coal softened for most of 2012. In 2012, global steam coal import increased by 1.6%, according to AME.

Global demand for iron ore in 2010 has risen by 10.6% due to a sharp increase in steel production, according to AME. In 2011, global iron ore demand increased further by 6.5%, according to AME. In 2012, global iron ore demand grew at lower pace, just 0.7%, according to AME.

Steel. Russia is our largest market for steel products. In 2008, Russian rolled steel consumption totaled to 38.4 million tonnes, according to Metal Expert. In 2009, Russian rolled steel consumption fell by 28.6% to 27.4 million tonnes, according to Metal Expert. In 2010, Russian rolled steel consumption almost returned to its pre-crisis level, growing by 38.0% to 37.8 million tonnes, according to Metal Expert. In 2011, Russian rolled steel consumption grew by an additional 11.9% and reached 42.3 million tonnes, according to Metal Expert. In 2012, Russian rolled steel consumption grew by an additional 5.1% and reached a record level of 44.5 million tonnes, according to Metal Expert.

We expect that Russia’s domestic steel consumption will continue to grow in 2013 due to the increase of construction volumes and in demand for rebar in particular.

The volume of steel products exports from Russia experienced a 2.9% growth in 2012 and amounted to 25.8 million tonnes, according to Metal Expert. We believe that our Russian steel products will retain competitiveness in the markets outside Russia in 2013, due to a better position on the global cost curve.

Imports of steel increased by 30.5% in 2011 to 6.7 million tonnes, due to increased consumption, according to Metal Expert. Imported steel comprised 16.1% of the Russian steel market, according to Metal Expert. Imports of steel increased by 7.5% in 2012 to 7.2 million tonnes, due to increased consumption, according to Metal Expert. Imported steel comprised 16.1% of the Russian steel market, according to Metal Expert. We expect imports will slightly increase in 2013, due to growing Russia’s steel consumption, although we expect the share of imported steel in the Russian steel market will stay relatively stable.

Ferroalloys. Demand for nickel and ferrochrome grew in 2011 mainly in China, India and other developing countries, driven by an increase in stainless steel production. Global stainless steel production grew by 3.1% in 2011, according to CRU. There was surplus nickel supply during 2011, especially in the second half of the year. The LME nickel stocks decreased by 33.9% by the end of 2011 as compared to the same period of 2010, according to CRU. In 2012, demand for nickel also grew in China and India: stainless steel production in these countries grew by 9.3% and 8.8%, respectively. Total world stainless steel production increased by 3.4% in 2012, according to CRU. There is still a surplus in the market, and the surplus was growing throughout the year. The LME nickel stocks increased by 54.6% by the end of 2012 as compared to the same period of 2011, according to CRU.

The ferrochrome market was generally balanced in 2011 and in surplus by the end of 2012. We expect that stainless steel production will continue to improve in 2013, which will lead to an increase in demand for nickel and ferrochrome.

Global ferrosilicon demand grew by 12.5% in 2012, on the back of the general increase in steel production, according to CRU. We expect that the ferrosilicon market will see further increase in demand in 2013, since we expect continued growth in steel production.

Power. In 2012, the electricity output of our generating enterprises increased by 9% as compared to 2011. Heat energy generated for sale increased by 11%.

The reduction in market demand for electricity energy has resulted in the need to adjust undertakings and completion schedules with respect to power industry companies’ investment programs. Currently the Russian government is analyzing the progress made on these programs to clarify the timeline for installation of the necessary production capacities in the light of the economic downturn. It is expected that these decisions can form a new long-term agreement with the Russian government regarding the regulatory scheme of the regulated capacity market which will determine the profitability of this market.

Sales

Mining. Overall, we expect sales volumes of our mining segment to grow in 2013, due to an increase in demand in the Asian markets. We expect domestic sales of our mining products to increase due to increased demand. Export sales are also expected to increase, since we are strategically diversifying our sales geography. We believe that our policy of concluding long-term contracts for coal and iron ore concentrate sales strengthens our relationships with our customers and gives us long-term presence in both the domestic and export markets.

Steel. Our steel segment sales volumes are expected not to increase in 2013 due to a decrease in demand for steel. During 2012, Mechel Service, a Russian subsidiary of Mechel Service Global, continued its program for development and expansion of its product portfolio, the range of services and customer base. Mechel Service has offices in 68 cities throughout Russia. We believe that our strategy aimed at increasing the efficiency of the existing distribution network, expanding our product portfolio and developing customer services will improve our market position and will provide us with greater stability in steel sales.

Ferroalloys. We do not expect sales volumes of our ferroalloys segment to increase in 2013 due to a decrease in demand for steel as ferroalloys are used in the steel production.

Power. In 2013, we expect sales volumes of our power segment to remain at the level of 2012. We do not expect that consumption by small and mid-sized businesses and households, who are also customers of power and heat-supply companies, will change significantly. We plan to expand our distribution channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.

Inventory

Overall, our inventory decreased by $519.7 million, or 20%, to $2,073.2 million as of December 31, 2012 from $2,592.9 million as of December 31, 2011, due to the suspension of production activities at Donetsk Electrometallurgical Plant, Southern Urals Nickel Plant and Romanian companies in the second half of 2012 as well as the decrease of finished goods production costs following the decrease of raw materials costs in the steel segment.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2013 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2013 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2013 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The increasing use of continuous casters should provide both efficiency and production increases.

Ferroalloys. We expect electricity and natural gas expenses to increase in 2013, which will lead to an increase in the power cost component of our ferroalloys production cost structure. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing the fixed-expense component of our production costs and optimizing administrative expenses.

Power. We expect that in 2013 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing the fixed-expense component of our production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions. We have given special attention to high-priority financial and operating activities, including technical refurbishment, development of existing capacities and installation of new power generation capacity at our production facilities.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman, Director
Evgeny V. Mikhel	1974	Director, Chief Executive Officer, Chairman of Management Board
Alexander E. Yevtushenko(1)(3)(4)	1947	Director
Valentin V. Proskurnya(4)	1945	Director
Roger I. Gale(1)(2)(3)	1952	Director
A. David Johnson(1)(2)(4)	1937	Director
Igor S. Kozhukhovsky(1)(3)(4)	1956	Director
Vladimir V. Gusev(1)(2)(3)	1945	Director
Viktor A. Trigubko(4)	1956	Director, Senior Vice President — Government Relations

(1)	Independent Director under the applicable NYSE regulations and Russian regulations.
(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has also served as Chairman of the Board of Directors of Southern Kuzbass Coal Company, a position he has held since May 1999, and has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and a member of the Board of Directors of Yakutugol since October 2007. Mr. Zyuzin has also served as a member of the Board of Directors of Mechel Mining since April 2008 and as Chairman of Management Board and Chief Executive Officer of Mechel Mining since July 2011. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 26 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences relating to coal mining. Mr. Zyuzin beneficially owns 65.49% of our common shares and 1.31% of the common shares of Mechel Mining.

Evgeny V. Mikhel has been a member of our Board of Directors since June 2011 and our Chief Executive Officer and Chairman of our Management Board since July 2010. He has also served as Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant since May 2012. Previously, he was our First Deputy Chief Executive Officer from April 2009 to June 2010. From September 2007 to April 2009, he held the position of our Vice President — Legal Matters and Director of the Legal Department. From September 2006 to September 2007, he was Director of our Government Relations Department. From July to September 2006, he held the position of our General Counsel and Director of the Department of Judicial Protection. From February to July 2006, Mr. Mikhel was General Counsel and Director of the Department of Judicial Protection and Legal Regulation at Mechel Management OOO. Mr. Mikhel was our General Counsel and Director of the Department of Judicial Protection and Legal Regulation from March 2005 to January 2006, our Director of the Department of Judicial Protection and Legal Regulation from October 2003 to February 2005, and Head of our Russian Legal Department from July to September 2003. Mr. Mikhel has been a member of the Board of Directors of Mecheltrans since April 2011 and a member of the Board of Directors of Chelyabinsk Metallurgical Plant since May 2003. From 2007 to 2010, he was a member of the Board of Directors of Moscow Coke and Gas Plant. From July 2002 to June 2003, Mr. Mikhel served as Head of Legal Department and then Deputy General Director for Legal Matters of Uglemet-Trading OOO. From May 2000 to July 2002, he was a legal adviser in the Bureau of Civil Disputes and Support of International Economic Activity and Head of the Department of Litigation and Enforcement of Court Orders of Chelyabinsk Metallurgical Plant. From November 1998 to May 2000, Mr. Mikhel worked in the Chelyabinsk branch of Sberbank as a leading legal adviser. Mr. Mikhel has a law degree from the Urals State Law Academy.

Alexander E. Yevtushenko has been a member of our Board of Directors since June 2004. He served as Chairman of our Board of Directors from July 2009 to July 2010. From 2001 to 2004, Mr. Yevtushenko served as First Vice President of Sokolovskaya OAO, a holding company for a group of Russian coal mining and engineering enterprises. From 1999 to 2000, he was President of the General Committee of the Inter-State Eurasian Association of Coal and Metals. From 1991 to 1999, Mr. Yevtushenko was First Deputy Minister of Fuel and Energy of the Russian Federation. From 1973 to 1991, he held various positions, including General Director of the Raspadskaya Mine in the Kuzbass region, the Soviet Union’s largest coal mine. Mr. Yevtushenko has a degree in mining engineering from the Siberian Metallurgical Institute. He is a D.Sc. in engineering and a member of the Academy of Mining Sciences of Russia. Mr. Yevtushenko is the author of more than 50 scientific publications, including Mineral Resources Base of the Coal Industry of Russia, a study for which he was awarded the Science and Technology Prize by the Russian government in 2002. He has received a number of governmental awards, including the title of Honored Miner of the Russian Federation in 1997.

Valentin V. Proskurnya has been a member of our Board of Directors since March 2003. From July 2007 to July 2009, he served as Chairman of our Board of Directors. From May to December 2003, Mr. Proskurnya was

Director for Economics at Mechel Trading House. From 2001 to 2005, Mr. Proskurnya was a member of the Board of Directors of Chelyabinsk Metallurgical Plant. From 1999 to 2005, he was a member of the Board of Directors of Southern Kuzbass Coal Company. Mr. Proskurnya has over 40 years of engineering, financial and management experience in the coal mining industry and has a degree in labor economics from the Higher School of Trade Unions. Mr. Proskurnya has been decorated with all three grades of the “Miner’s Glory” order by the Russian government. In addition, the Russian President awarded him the title of Honored Economist of the Russian Federation in 1996.

Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale has been Chief Executive Officer and Chairman of the Board of Directors of Sedia Biosciences Corporation since January 2009 and Director of Starnorth Ltd since March 2000. He was Chairman of the Board of Directors and Chief Executive Officer of Calypte Biomedical Corporation, a U.S. company headquartered in Portland, Oregon, from November 2004 to June 2008. From January 2001 to July 2006, Mr. Gale was Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a telecommunications services provider. From 1999 to 2001, he was Chairman of the Board of Directors and co-founder of End2End Wireless Limited, a wireless communications services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital Management, a $300 million Russian investment fund sponsored by OPIC. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation of the World Bank (the “IFC”), including as Chief of the IFC’s Resident Mission in Russia from 1992 to 1995. Mr. Gale also worked for nine years for the Asian Development Bank, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a diploma from the Royal Agricultural College and a master’s degree in economics from the University of New England.

A. David Johnson has been a member of our Board of Directors since October 2004. Mr. Johnson has been Chairman of the Board of Directors of Neuerth Coal Mining PVT Ltd since 2008 and has been a member of the Board of Directors of Coal Energy S.A. since June 2011. Mr. Johnson served as Chairman of the Board of Directors of Joy Mining Machinery UK Ltd from 2003 to 2008, and Managing Director of Joy Mining Machinery UK Ltd from 1990 to 2002. From 1984 to 1990, Mr. Johnson was Managing Director of Dosco Overseas Engineering, a U.K.-based mining equipment manufacturer. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. He also worked at the U.K. National Coal Board from 1953 to 1960. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the U.K. Mining Qualifications Board Certificate in 1959.

Igor S. Kozhukhovsky has been a member of our Board of Directors since June 2008. Mr. Kozhukhovsky has been General Director of APBE ZAO, a forecasting agency engaged in the electric power sector, since August 2005. From 1999 to 2008, Mr. Kozhukhovsky held various positions at UES, including Head of the Economic Policy Department. From 1997 to 1999, he was Deputy Minister of Fuel and Energy of the Russian Federation. Mr. Kozhukhovsky has degrees in automation of metallurgical production engineering and mining electrical engineering from the Siberian Metallurgical Institute. He also has a Ph.D. in economics.

Vladimir V. Gusev has been a member of our Board of Directors since July 2009. In 2008, Mr. Gusev held the position of Vice President for Finance of the State Corporation “Olympstroy”. From 2005 to 2008, he was Deputy Head of the Federal Tax Service of the Russian Federation. From 1999 to 2005, he was First Deputy Minister of Taxes and Levies of the Russian Federation. Mr. Gusev has a law degree from the Leningrad State University. He also has a Ph.D. in economics and is an associate professor. He was awarded several national awards, including in 2000, by the Decree of the President of the Russian Federation, the title of Honored Economist of the Russian Federation. Mr. Gusev has authored more than 30 scientific papers and publications.

Victor A. Trigubko has been a member of our Board of Directors since June 2012 and our Senior Vice President — Government Relations since August 2006. Previously, he was our Vice President — Government Relations from 2005 to August 2006. From 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii and a member of the

Board of Directors of Mechel Targoviste. From 2002 to 2003, Mr. Trigubko was Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was Head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held various executive positions in the metallurgical company Unibros Steel Co. LTD, including Deputy General Director. Mr. Trigubko also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko has a degree in economics from the Kalinin State University.

All of our current directors were elected on June 29, 2012, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2013. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

Executive Officers

Name	Year of Birth	Position
Evgeny V. Mikhel	1974	Chief Executive Officer, Chairman of Management Board, Director
Alexey G. Ivanushkin	1962	Chief Executive Officer of Oriel Resources Ltd., Head of Oriel Resources Ltd. Moscow representative office
Victor A. Trigubko	1956	Senior Vice President — Government Relations, Director
Stanislav A. Ploshchenko	1976	Senior Vice President — Finance, Member of Management Board
Andrey D. Deineko	1953	Vice President for Technology Development, Member of Management Board
Vladimir I. Tytsky	1950	Chief Executive Officer of Mechel-Steel Management
Boris G. Nikishichev	1946	Chief Executive Officer of Mechel Mining Management, Member of Management Board
Irina N. Ipeeva	1963	Director of Legal Department, Member of Management Board
Elena V. Selivanova	1962	Vice President for Human Resources and Social Policy, Member of Management Board
Yuriy P. Yampolskiy	1955	Chief Executive Officer of Mechel Energo
Oleg V. Korzhov	1970	Senior Vice President for Economics and Management, Member of Management Board
Gennady A. Ovchinnikov	1951	Chief Executive Officer of Donetsk Electrometallurgical Plant, Member of Management Board
Sergey S. Zhilyakov	1953	Chief Executive Officer of Mechel Ferroalloys Management
Oleg Y. Vasechko	1971	Chief Executive Officer of Mecheltrans Management
Alexander S. Starodubov	1946	Chairman of the Board of Directors of Mecheltrans, Member of Management Board
Sergey N. Shuvalov	1974	Director of Treasury Operations Department, Member of Management Board
Mikhail L. Urvantsev	1969	Vice President for Commercial Activities, Member of Management Board

For brief biographies of Messrs. Mikhel and Trigubko, see “— Board of Directors.”

Alexey G. Ivanushkin has been Chief Executive Officer of Oriel Resources Ltd. since April 2009 and Head of Oriel Resources Ltd. Moscow representative office since February 2009. He has been a member of the Board of Directors of Oriel Resources Ltd. since October 2008 and a member of the Board of Directors of Southern Urals Nickel Plant since May 2009. He has also served as Chairman of the Board of Directors of Southern Urals Nickel Plant since May 2010. He was a member of our Board of Directors from March 2003 to July 2009, and served as our Chief Operating Officer from January 2004 to February 2009. Mr. Ivanushkin held the position of our Chief Executive Officer from March 2003 to January 2004. Mr. Ivanushkin served as Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2002 to 2009. From June to October 2004, he was Chief Executive Officer of Southern Kuzbass Coal Company. From December 1999 to April 2002, Mr. Ivanushkin served as Chief Executive Officer of Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was Director of the Department of Ferrous Metals and Ferroalloys in the Moscow office of Glencore International. Mr. Ivanushkin has a degree in economics and international relations from the Moscow State University of International Relations (MGIMO).

Stanislav A. Ploshchenko has been our Senior Vice President – Finance since April 2009 and a member of our Management Board since September 2007. Mr. Ploshchenko served as our Vice President — Finance from January 2008 to April 2009 and performed functions of our Vice President — Finance from July 2007 to January 2008. Mr. Ploshchenko has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2008 and a member of the Board of Directors of Mechel Mining since June 2011. He served as Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant from August 2010 to May 2012. From 2008 to 2011, he was a member of the Board of Directors of Beloretsk Metallurgical Plant. He was our Deputy Chief Financial Officer from April to July 2007 and Deputy Treasurer from June 2006 to April 2007. From June 2001 to June 2006, Mr. Ploshchenko held various positions at Commerzbank AG and Commerzbank (Eurasia) ZAO, including Head of Metal and Mining Industry Group of the Corporate Clients Department of Commerzbank (Eurasia) ZAO. From 1995 to 1996, Mr. Ploshchenko worked as an auditor for Bank’s Audit Service OOO. Mr. Ploshchenko holds a master’s degree in international securities investment and banking from the ISMA Centre at the University of Reading (U.K.), a bachelor’s degree in international finance and trade from the University of Portsmouth (U.K.) and a specialist diploma in international economics from the Finance Academy under the Government of the Russian Federation.

Andrey D. Deineko has been our Vice President for Technology Development since October 2012 and a member of our Management Board since March 2009. Mr. Deineko has also been a member of the Board of Directors of Chelyabinsk Metallurgical Plant, Izhstal and Beloretsk Metallurgical Plant since May 2008, and a member of the Board of Directors of Urals Stampings Plant and Vyartsilya Metal Products Plant since June 2008. From December 2008 to September 2012, he was Chief Executive Officer of Mechel-Steel Management. From January to December 2008, he served as Steel Division Director of Mechel-Steel Management. From 2005 to 2007, he held the position of Director of the Department of Industry in the Russian Ministry of Industry and Energy and from 2004 to 2005 he served as Deputy Director of this Department. From 2002 to 2004, he was Head of the Department of Industrial and Innovative Policy in Metallurgy in the Russian Ministry of Industry and Science. From 1999 to 2002, he served as Deputy General Director of Oskol Electrometallurgical Plant OAO. From 1998 to 1999, Mr. Deineko held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company ZAO. From 1997 to 1998, he served as Head of the Supply Department of Zapad-Elite ZAO. From 1976 to 1997, Mr. Deineko worked at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy, including as Head of the Marketing and Organization of Scientific and Technical Cooperation Department. He has been awarded the title of Honored Metallurgist. Mr. Deineko has a degree in process engineering and a Ph.D. in technical sciences from the Moscow Institute of Steel and Alloys.

Vladimir I. Tytsky has been Chief Executive Officer of Mechel-Steel Management since October 2012. He has also been a member of the Board of Directors of Moscow Coke and Gas Plant since June 2008. From October 2010 to September 2012, he held the position of Deputy General Director for Coke and Chemical Products Production of Mechel Mining Management. From July 2007 to September 2012, he was Managing

Director of Moscow Coke and Gas Plant. From October 2006 to July 2007, he was General Director of Moscow Coke and Gas Plant. From 2003 to 2006, Mr. Tytsky held the positions of Mechel Group’s Senior Vice President for Strategy and Integration and Senior Vice President for Sales and Purchases. From 2002 to 2003, Mr. Tytsky was Deputy and then First Deputy General Director at Coalmet Trading. From 1972 to 2002, he held various positions at Chelyabinsk Metallurgical Plant, including Deputy General Director for Marketing and Distribution. In 2000, he was awarded the title of Honored Metallurgist. Mr. Tytsky has a degree in chemical process engineering from the Dnepropetrovsk Metallurgical Institute.

Boris G. Nikishichev has been Chief Executive Officer of Mechel Mining Management since August 2009 and a member of our Management Board since September 2009. He was our Vice President — Mining from July 2009 to June 2010. Mr. Nikishichev has served as a member of the Management Board of Mechel Mining since July 2011. He has been a member of the Board of Directors of Southern Kuzbass Coal Company since June 2006, a member of the Board of Directors of Korshunov Mining Plant since June 2007 and a member of the Board of Directors of Yakutugol since June 2010. From January 2009 to April 2010, he served as Chief Executive Officer of Mechel Engineering. From April 2008 to June 2011, Mr. Nikishichev was a member of the Board of Directors of Mechel Mining. He also was a member of the Board of Directors of Port Posiet from May 2007 to June 2010, and a member of the Board of Directors of Mecheltrans from July 2007 to April 2010. From July 2006 to January 2009, he held the position of Director for Mining of Mechel-Steel Management. Previously, he was our Senior Vice President — Mining from February 2005 to January 2006 and Senior Vice President — Mining at Mechel-Steel Management from February to June 2006. From 2004 to February 2005, he served as Deputy General Director of Raspadskaya Coal Company ZAO. From 1998 to 2004, he held the position of First Vice President in Sokolovskaya Holding Company. In addition, from 1999 to 2004, he was First Vice President of the Non-profit Partnership Russian Mining Operators. He has a degree in mining electrical engineering from the Siberian Metallurgical Institute and a D.Sc. in technical sciences from the Moscow State Mining University.

Irina N. Ipeeva has been Director of our Legal Department since April 2009 and a member of our Management Board since September 2007. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department — Director of the Department of Corporate Governance and Property. From 2003 to 2007, Ms. Ipeeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Ms. Ipeeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO. From December 2001 to March 2003, she was Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company and, from January to November 2001, she was Head of the Share Capital Department. From August 1988 to January 2001, Ms. Ipeeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Washing Plant, where she held positions ranging from a legal adviser to head of the legal department. Ms. Ipeeva has a degree in law from the Kuibyshev State University.

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

Yuriy P. Yampolskiy has been Chief Executive Officer of Mechel Energo since March 2012. From October 2011 to February 2012, he served as Deputy General Director for Economics and Finance of Joint-Stock Company Research Engineering Centre of IDGC (“JSC REC IDGC”). From January to October 2011,

Mr. Yampolskiy was First Deputy General Director of JSC REC IDGC and, from November 2010 to January 2011, he held the position of Deputy General Director of JSC REC IDGC. From October 2008 to October 2010, he was Director of Arkhenergo, a branch of IDGC of the North-West JSC. From October to December 2007, Mr. Yampolskiy was General Director of Eurasia-EnergoService ZAO and, from June to October 2007, he served as Executive Director of Eurasia-EnergoService OOO. From November 2005 to December 2006, he was Deputy General Director in the branch of FGK. From June 2003 to November 2005, Mr. Yampolskiy served as General Director of Taimyrenergo OAO. From November 2002 to June 2003, he was First Deputy General Director of Marienergo AO and, from March 2001 to November 2002, he was Deputy General Director for Finance of Marienergo AO. From April 1997 to March 2001, he held various positions at Volgaenergoproject-Samara OAO, including Deputy General Director for Marketing. Mr. Yampolskiy has a degree in automated control systems from the Moscow Institute of Civil Aviation Engineers and a degree in management in energy from the Academy of National Economy under the Government of the Russian Federation. Mr. Yampolskiy also has a D.Sc. in economics.

Oleg V. Korzhov has been our Senior Vice President for Economics and Management since February 2012 and a member of our Management Board since March 2009. Mr. Korzhov was our Senior Vice President for Business Planning and Analysis from November 2011 to February 2012, and our Vice President for Business Planning and Analysis from April 2009 to October 2011. Mr. Korzhov has been a member of the Board of Directors of Port Posiet, Beloretsk Metallurgical Plant and Mecheltrans since 2008, Southern Kuzbass Power Plant since 2009, Kuzbass Power Sales Company since 2010 and Mechel Mining since June 2011. Mr. Korzhov was a member of the Board of Directors of Chelyabinsk Metallurgical Plant from 2008 to May 2011 and a member of the Board of Directors of Vyartsilya Metal Products Plant from 2008 to May 2010. From July 2008 to April 2009, he was Deputy Chief Executive Officer for Economics and Finance of Mechel-Steel Management. From September 2005 to January 2006, he served as Economic Planning Director of Mechel and from February 2006 to July 2008 he held the same position at Mechel-Steel Management. From 2003 to 2005, Mr. Korzhov was Director for Finance and Economics of Evrazholding OOO. From 1998 to 2003, he was Deputy Director for Economic Analysis and Pricing and then Director for Economics of Nizhnetagilsky Metallurgical Plant OAO. Mr. Korzhov has a degree in economics and management in metallurgy from the Urals Polytechnic Institute and a degree in general management from the Academy of National Economy under the Government of the Russian Federation. Mr. Korzhov also has a Ph.D. in economics.

Gennady A. Ovchinnikov has been Chief Executive Officer of Donetsk Electrometallurgical Plant since June 2012 and a member of our Management Board since March 2009. He has also been a member of the Board of Directors of Southern Urals Nickel Plant since April 2005. From December 2008 to June 2012, he was Chief Executive Officer of Mechel Ferroalloys Management. From July 2006 to September 2009, Mr. Ovchinnikov served as Managing Director of Southern Urals Nickel Plant. From March 2005 to July 2006, he was Chief Executive Officer of Southern Urals Nickel Plant. From April 2004 to March 2005, he held the position of a leading specialist in our Technical Department. From March 2001 to April 2004, Mr. Ovchinnikov worked as Head of the Enrichment and Agglomeration Bureau and Head of the Mining Engineering Department at ZapSib. From 1974 to 2001, he held various positions at Kuznetsky Metallurgical Plant OAO, including the position of Director at the Abagurskaya Enrichment and Agglomeration Factory. Mr. Ovchinnikov has a degree in minerals enrichment from the Magnitogorsk Ore Mining and Smelting Institute and a Ph.D. in technical sciences.

Sergey S. Zhilyakov has been Chief Executive Officer of Mechel Ferroalloys Management since June 2012. From April to October 2011, he was Head of Production Department of Rusal Global Management B.V. ZAO. From August 2008 to June 2009, Mr. Zhilyakov held the position of Deputy General Director — Director of the Production and Technical Policy Department of Mechel Ferroalloys Management. From January to July 2008, he served as Deputy Director of Reconstruction and Development of Metallurgical and Ferroalloys Complexes Department — Director of Ferroalloys Production Development Department of Mechel-Steel Management. From November 2006 to January 2008, he was Director of Capital Construction Department of Mechel-Steel

Management. From 2000 to 2006, Mr. Zhilyakov worked as First Deputy Director of Sibelectrosplav OOO. From 1975 to 2000, he held various positions at Kuznetsk Ferroalloys, including Director — Chairman of Management Board. Mr. Zhilyakov has been awarded the Order of People’s Friendship and the title of Honored Metallurgist of the Russian Federation. Mr. Zhilyakov has a degree in ferrous metallurgy from the Siberian Metallurgical Institute.

Oleg Y. Vasechko has been Chief Executive Officer of Mecheltrans Management since December 2011. He has been a member of the Board of Directors of Port Kambarka since May 2011, a member of the Board of Directors of Port Posiet since June 2010 and a member of the Board of Directors of Mecheltrans since April 2010. From July to December 2011, he held the position of Deputy Chief Executive Officer of Mecheltrans Management. From July 2010 to June 2011, he served as Managing Director of Mecheltrans. From April to July 2010, Mr. Vasechko served as Chief Executive Officer of Mecheltrans and in March 2010 as First Deputy Chief Executive Officer of Mecheltrans. From September 1995 to March 2010, he held various positions at Chelyabinsk Metallurgical Plant, including Head of the Railway Transport Department. Mr. Vasechko has a degree in transport management (rail) from the Urals State University of Railway Transport.

Alexander S. Starodubov has been Chairman of the Board of Directors of Mecheltrans since December 2011 and a member of our Management Board since March 2009. He has been a member of the Board of Directors of Port Kambarka since June 2007. From March 2010 to December 2011, Mr. Starodubov held the position of Chief Executive Officer of Mecheltrans Management. From May 2009 to March 2010, he was Chief Executive Officer of Mecheltrans. From 2007 to April 2009, he served as Chairman of the Board of Directors of Mecheltrans. From April 2008 to May 2009, he held the position of Managing Director of Mecheltrans and from 2002 to 2007 he served as Chief Executive Officer of Mecheltrans. From 1999 to 2002, he was Deputy Chief Executive Officer of Uglemet-Trading OOO. From 1987 to 1999, he was Director of the F.E. Dzerzhinsky Underground Mine’s representative office. Mr. Starodubov has a degree in technology and complex mechanization of underground mining from the Siberian Metallurgical Institute.

Sergey N. Shuvalov has been our Director of the Treasury Operations Department since January 2011 and a member of our Management Board since August 2010. He has been a member of the Board of Directors of Korshunov Mining Plant since June 2009. From May 2009 to December 2010, he served as our Treasurer and, from October 2006 to May 2009, he held the same position at Mechel-Steel Management. From July 2008 to March 2009, he also served as Chief Financial Officer of Mechel Mining. From February to October 2006, Mr. Shuvalov was Deputy Treasurer of Mechel-Steel Management and, from July 2003 to February 2006, he held the same position at Mechel. From 2000 to 2003, Mr. Shuvalov held various positions at Mining and Metallurgical Company Norilsk Nickel OAO. In the period from 1995 to 2000, he held various positions at Import-Export Bank Impexbank OOO and Rossiyskiy Kredit Bank OAO. Mr. Shuvalov has a degree in rocket engines from the Moscow State Aviation Institute and a degree in finance and credit from the Finance Academy under the Government of the Russian Federation.

Mikhail L. Urvantsev has been our Vice President for Commercial Activities since April 2011 and a member of our Management Board since May 2011. He has been a member of the Board of Directors of Yakutugol since May 2012. From November 2009 to March 2011, he was Chief Executive Officer of UMZ OOO. From 2006 to 2009, he served as Chief Executive Officer of UMZ Trading House OOO. From 2005 to 2006, Mr. Urvantsev held the position of Commercial Director of Industrial Metallurgical Holding Management Company OOO. From 2004 to 2005, he served as Chief Executive Officer of Mechel Trading House. In 2004, he was Director of the Supply Department of Mechel Steel Group OAO (now Mechel). From 2002 to 2004, he held the position of Deputy Chief Executive Officer of Mechel Trading House. From 2001 to 2002, he was Commercial Director of Beloretsk Metallurgical Plant. Mr. Urvantsev has a degree in economics and management in trade and catering from the Moscow Commercial University.

Compensation

Our directors and executive officers were paid an aggregate of $13.2 million for services in all capacities provided to us during 2012. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2012 was not material. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

Board of Directors

Members of our Board of Directors are elected by a majority of the voting stock present at our annual general shareholders’ meeting using a cumulative voting system. Directors are elected to serve until the next annual general shareholders’ meeting and may be re-elected an unlimited number of times. Our Board of Directors currently consists of nine members, five of whom are independent pursuant to the director independence criteria set forth both in the applicable Russian regulations and NYSE regulations, as well as in the Charter and the Bylaw on the Board of Directors of Mechel OAO. The Board of Directors is responsible for our overall management, except matters reserved for our shareholders. See “Item 10. Additional Information — General Meetings of Shareholders” for more information regarding the competence of our general shareholders’ meetings. Some of the members of our Board of Directors, as well as the members of the boards of directors of our subsidiaries, serve pursuant to contracts. These contracts do not provide for any benefits upon termination of their directorship.

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

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are David Johnson, Igor Kozhukhovsky, Alexander Yevtushenko, Valentin Proskurnya and Viktor Trigubko. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency. Our Committee on Investments and Strategic Planning operates pursuant to a bylaw, which is available at www.mechel.com.

The following sub-committees were set up under the Committee on Investments and Strategic Planning:

•	Sub-committee on metallurgical production strategy, with members Valentin Proskurnya, Viktor Trigubko and Evgeny Mikhel;

•	Sub-committee on mining production strategy, with members Alexander Yevtushenko and David Johnson; and

•	Sub-committee on power production strategy, with members Igor Kozhukhovsky and Valentin Proskurnya.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Roger Gale, Vladimir Gusev, Igor Kozhukhovsky and Alexander Yevtushenko, each of whom is an Independent Director. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our Chief Executive Officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

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

Mechel Mining Management

Mechel Mining Management was established in July 2008 as a wholly-owned subsidiary of Mechel with the purpose to provide management services to the production subsidiaries within our mining segment. Mechel Mining Management is currently owned by Mechel Mining and performs the functions of the sole executive body of the following companies of Mechel Mining: Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Moscow Coke and Gas Plant and Mechel Coke.

Mechel-Steel Management

Mechel-Steel Management was established in October 2005 as a wholly-owned subsidiary of Mechel with the initial purpose to provide management services to our subsidiaries by performing the functions of their respective management bodies. The company’s former name was Mechel Management OOO which it changed on September 14, 2009 in line with the reorganization of our group’s management structure. Mechel-Steel Management presently provides management services to most of our subsidiaries within steel segment and performs the functions of the sole executive body of the following companies: Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Urals Stampings Plant, Vyartsilya Metal Products Plant, Izhstal and Kaslinsky Architectural Art Casting Plant.

Mechel Ferroalloys Management

Mechel Ferroalloys Management was established in May 2008 as a wholly-owned subsidiary of Mechel with the purpose to provide management services to the production subsidiaries within our ferroalloys segment. Mechel Ferroalloys Management is currently owned by Oriel Resources and performs the functions of the sole executive body of the following companies of Oriel Resources: Southern Urals Nickel Plant, Bratsk Ferroalloy Plant and Tikhvin Ferroalloy Plant.

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

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual general shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Elena V. Pavlovskaya-Mokhnatkina, who serves as Chairman, Andrey V. Stepanov and Natalia G. Mikhaylova. The powers and duties of our Review Commission are governed by a bylaw approved by our general shareholders’ meeting.

Internal Control and Audit Department

The Internal Control and Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Control and Audit Department are governed by a bylaw on the Internal Control and Audit Department. Evgeny A. Yaminskiy is the Director of the Internal Control and Audit Department. The Department is functionally subordinated to the Audit Committee of the Board of Directors, and administrated by our Chief Executive Officer.

Corporate Governance Principles

Our corporate governance principles are based on the Russian Corporate Governance Code recommended by the FFMS and supplemented by the obligations of the Board of Directors prescribed by Russian law, our charter and internal rules of procedure. The principles are intended to ensure that we are managed and monitored in a responsible and value-driven manner. They include the protection of shareholders’ rights, comprehensive disclosure and transparency requirements and rules governing conflicts of interest. We are committed to continuing to adapt our corporate governance principles to developments in best-practices. Our corporate governance principles are reflected in our corporate documents, such as:

•	the Charter;

•	the Bylaw on the Board of Directors;

•	the Bylaw on the General Meeting of Shareholders;

•	the Bylaw on the General Director;

•	the Bylaw on the Collegial Executive Body (Management Board);

•	the Bylaw on the Review Commission;

•	the Bylaw on the Internal Control and Audit Department;

•	the Code of Business Conduct and Ethics;

•	the Bylaw on the Prohibition and Prevention of Insider Trading;

•	the Bylaw on the Disclosure of Information that may Significantly Impact the Market Value of our Shares;

•	the Bylaw on Information Policy;

•	the Bylaw on Appointments and Remuneration Committee of the Board of Directors;

•	the Bylaw on Investments and Strategic Planning Committee of the Board of Directors;

•	the Bylaw on the Audit Committee of the Board of Directors; and

•	the Code of Corporate Governance.

These documents are available at www.mechel.com and www.mechel.ru.

We also comply with the corporate governance requirements applicable to Russian public companies listed on Russian stock exchanges. Such requirements include: (1) the obligation to have at least three independent directors; (2) the establishment of an audit committee and a committee on appointments and remuneration consisting of independent directors, or, if not practicable, of independent directors and members of the board of directors who are not a sole executive body and/or members of the collegial executive body; (3) the establishment of a collegial executive body; (4) the adoption of a bylaw on insider trading; (5) the adoption of a bylaw setting out the rules and policies on disclosure of information about the issuer; (6) the implementation of internal control procedures; (7) the obligation to notify shareholders about the annual general shareholders’ meeting not less than 30 days before the date of the meeting provided a longer period is not prescribed by the Russian legislation; and (8) the adoption of a provision of a bylaw prescribing members of the board of directors, members of the collegial executive body, a person that performs the functions of a sole executive body to disclose information about holdings in any securities of the company and any sale and/or purchase of such securities.

We also comply with applicable corporate governance requirements of the NYSE. The NYSE permits listed companies that are foreign private issuers, such as Mechel, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. In addition, we have voluntarily complied with certain other requirements applicable to U.S. companies under the NYSE Listing Standard 303A. A summary description of the NYSE Listing Standard 303A showing our compliance therewith and/or the alternative corporate governance practices followed by us is available at www.mechel.com. See also “Item 16G. Corporate Governance.”

Employees

At December 31, 2012, we employed approximately 90,465 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	15,110	63%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	10,509	74%
Beloretsk Metallurgical Plant	Russia	Steel	6,953	79%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit, Neryungry Car Fleet	Russia	Coal	5,087	92%
Izhstal	Russia	Steel	4,777	91%
Urals Stampings Plant (with branches)	Russia	Steel	4,352	68%
Korshunov Mining Plant	Russia	Iron ore	4,017	73%

Company	Primary Location	Primary Function	Total Employees	% Unionized
Mechel Service Global (including subsidiaries)	Russia, Europe	Sales and distribution	3,989	0%
Southern Urals Nickel Plant	Russia	Nickel	2,929	59%
Donetsk Electrometallurgical Plant	Ukraine	Steel	2,704	70%
Mechel Energo	Russia	Power	2,181	35%
Spetsremzavod	Russia	Melting facility repair	2,104	66%
Mechel Targoviste	Romania	Steel	1,964	90%
Mechel Coke	Russia	Coke	1,758	61%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,406	0%
Mechel Materials	Russia	Steel	1,395	37%
Ductil Steel	Romania	Steel	1,310	89%
Moscow Coke and Gas Plant	Russia	Coke	1,212	70%
Mechel Campia Turzii	Romania	Steel	1,062	91%
Mechel-Remservice	Russia	Ore mining equipment repair	985	99%
Mecheltrans (including subsidiaries)	Russia	Railway transportation	981	0%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	958	47%
Kuzbass Power Sales Company	Russia	Power	865	62%
Southern Kuzbass Power Plant	Russia	Power	802	37%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	610	47%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	600	0%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	594	0%
Thermal Grid Company of Southern Kuzbass	Russia	Power	585	0%
Port Posiet	Russia	Shipping	477	16%
Mechel Engineering	Russia	Scientific research	426	0%
Laminorul Plant	Romania	Steel	385	90%
Vyartsilya Metal Products Plant	Russia	Steel	367	0%
Mechel Nemunas	Lithuania	Steel	321	31%
Toplofikatsia Rousse	Bulgaria	Power	303	59%
Mechel Vtormet	Russia	Scrap metal	278	0%
Port Temryuk	Russia	Shipping	246	0%
Port Kambarka	Russia	Shipping	224	0%
Pugachevsky Open Pit	Russia	Limestone	183	53%
Bluestone	United States	Coal	173	25%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	158	0%
SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	141	83%
Shakhtspetsstroy	Russia	Capital construction	139	36%
Invicta Merchant Bar	United Kingdom	Steel	75	23%
Mechel Carbon	Switzerland, Belgium, Singapore	Sales and distribution	47	0%
Mechel Trading	Switzerland, Belgium, Liechtenstein	Sales and distribution	21	0%
Mechel Trading House	Russia	Sales and distribution	13	0%
Other (including all managing companies)	Various	Various	4,689	5%

Total			90,465	60%

At December 31, 2011, we employed approximately 96,868 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	15,612	68%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	9,534	74%
Beloretsk Metallurgical Plant	Russia	Steel	6,885	81%
Izhstal	Russia	Steel	5,810	92%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit, Neryungry Car Fleet	Russia	Coal	5,131	90%
Southern Urals Nickel Plant	Russia	Nickel	4,369	52%
Urals Stampings Plant (with branches)	Russia	Steel	4,259	68%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	3,962	0%
Korshunov Mining Plant	Russia	Iron ore	3,526	82%
Donetsk Electrometallurgical Plant	Ukraine	Steel	3,183	68%
Mechel-Remservice	Russia	Ore mining equipment repair	2,944	77%
Spetsremzavod	Russia	Melting facility repair	2,384	68%
Mechel Targoviste	Romania	Steel	2,282	90%
Mechel Energo	Russia	Power	2,213	36%
Mechel Campia Turzii	Romania	Steel	1,906	93%
Mechel Coke	Russia	Coke	1,768	60%
Ductil Steel	Romania	Steel	1,490	90%
Mechel Materials	Russia	Steel	1,363	36%
Moscow Coke and Gas Plant	Russia	Coke	1,272	71%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,180	0%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	1,004	40%
Kuzbass Power Sales Company	Russia	Power	822	67%
Southern Kuzbass Power Plant	Russia	Power	792	39%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	771	0%
Bluestone	United States	Coal	742	43%
Mecheltrans (including subsidiaries)	Russia	Railway transportation	666	0%
Laminorul Plant	Romania	Steel	640	87%
Thermal Grid Company of Southern Kuzbass	Russia	Power	608	0%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	586	48%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	511	80%
Shakhtspetsstroy	Russia	Capital construction	458	33%
Port Posiet	Russia	Shipping	436	7%
SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	409	80%
Vyartsilya Metal Products Plant	Russia	Steel	391	0%
Mechel Engineering	Russia	Scientific research	366	0%
Toplofikatsia Rousse	Bulgaria	Power	344	58%
Mechel Nemunas	Lithuania	Steel	322	32%
Port Kambarka	Russia	Shipping	241	0%
Port Temryuk	Russia	Shipping	236	0%
Mechel Vtormet	Russia	Scrap metal	227	0%

Company	Primary Location	Primary Function	Total Employees	% Unionized
Pugachevsky Open Pit	Russia	Limestone	181	64%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	173	0%
Invicta Merchant Bar	United Kingdom	Steel	79	22%
Mechel Trading House	Russia	Sales and distribution	49	0%
Mechel Trading	Switzerland, Belgium, Liechtenstein	Sales and distribution	46	0%
Mechel Mining Trading House	Russia	Sales and distribution	30	0%
Mechel Carbon	Switzerland, Belgium	Sales and distribution	29	0%
Other (including all managing companies)	Various	Various	4,636	2%

Total			96,868	61.5%

At December 31, 2010, we employed approximately 88,146 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	15,554	69%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	9,308	78%
Izhstal	Russia	Steel	6,428	87%
Beloretsk Metallurgical Plant	Russia	Steel	6,269	91%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit	Russia	Coal	4,779	82%
Southern Urals Nickel Plant	Russia	Nickel	4,378	49%
Urals Stampings Plant (with branches)	Russia	Steel	4,118	68%
Korshunov Mining Plant	Russia	Iron ore	3,557	80%
Mechel-Remservice	Russia	Ore mining equipment repair	2,966	76%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	2,538	0%
Mechel Targoviste	Romania	Steel	2,309	90%
Spetsremzavod	Russia	Melting facility repair	2,202	67%
Mechel Campia Turzii	Romania	Steel	1,950	93%
Mechel Energo	Russia	Power	1,940	44%
Mechel Coke	Russia	Coke	1,695	60%
Ductil Steel	Romania	Steel	1,590	90%
Moscow Coke and Gas Plant	Russia	Coke	1,304	69%
Mechel Materials	Russia	Steel	1,233	42%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,059	0%
Kuzbass Power Sales Company	Russia	Power	791	71%
SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	749	78%
Bluestone	United States	Coal	740	57%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	723	42%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	723	0%
Laminorul Plant	Romania	Steel	674	92%
Southern Kuzbass Power Plant	Russia	Power	669	45%
Electronetwork	Russia	Power	594	26%

Company	Primary Location	Primary Function	Total Employees	% Unionized
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	578	44%
Port Posiet	Russia	Shipping	433	9%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	416	67%
Vyartsilya Metal Products Plant	Russia	Steel	409	0%
Toplofikatsia Rousse	Bulgaria	Power	353	59%
Tomusinsk Energo Management	Russia	Power	317	59%
Mechel Nemunas	Lithuania	Steel	302	31%
Port Temryuk	Russia	Shipping	239	0%
Port Kambarka	Russia	Shipping	199	0%
Pugachevsky Open Pit	Russia	Limestone	180	62%
Metals Recycling	Russia	Scrap metal	178	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	156	0%
Mecheltrans	Russia	Railway transportation	156	0%
Mechel Engineering	Russia	Scientific research	122	0%
Mechel Trading House	Russia	Sales and distribution	104	0%
Mechel Trading	Switzerland, Belgium and Liechtenstein	Sales and distribution	44	0%
Mechel Carbon	Switzerland, Belgium	Sales and distribution	22	0%
Other (including all managing companies)	Various	Various	3,098	0%

Total			88,146	65%

Set out below is information about membership of our employees in trade unions:

•

Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel Coke, Izhstal, Bratsk Ferroalloy Plant, Spetsremzavod, Management Metallurgical Equipment Repair, Mechel Materials and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

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

•

Employees of Toplofikatsia Rousse are members of the National Federation of Energy Workers of Bulgaria, of the Confederation of Labor Podkrepa, of the Union of Energy Workers of Bulgaria and of National Syndicate Defense.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

•	Employees of Bluestone companies are members of the UMWA.

•	Employees of Invicta Merchant Bar are members of the GMB Trade Union.

•	Employees of Donetsk Electrometallurgical Plant are members of the Trade Union of Workers of Metallurgical and Mining Industry of Ukraine.

We consider our relationships with our employees to be good.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2013, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	272,624,611	65.49%
Other(2)(3)	143,646,134	34.51%

Total	416,270,745	100%

(1)	Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” His business address is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation. Further information regarding Mr. Zyuzin’s shareholdings is available in the Schedule 13D filed by Mr. Zyuzin with the SEC.
(2)	According to Deutsche Bank Trust Company Americas, as of March 31, 2013, 84,625,107 common ADSs and 54,481,886 GDSs were outstanding, representing 26.21% of our total issued common shares.
(3)	We believe our directors and executive officers as a group, other than Mr. Zyuzin, beneficially own less than 1% of our shares.

As of March 31, 2013, there were 84,625,107 common ADSs outstanding, all of which were held by one registered holder with an address in the United States. In September 2012, we commissioned a report on our shareholding structure from IPREO, according to which approximately 26.8% of our total issued common ADSs were held by U.S. investors.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Mechel has 138,756,915 preferred shares of which 40% are held by Skyblock Limited, a wholly-owned subsidiary of Mechel, and the remaining 60% are held by the Justice persons and the public. The Justice persons acquired 60% of our preferred shares in connection with our acquisition of Bluestone. The Justice persons are residents of the United States. During 2010 and 2011, the Justice persons sold, respectively, 18.17% and 23.06% of the preferred shares they owned. As of April 20, 2011, immediately after the offering of preferred shares by the Justice persons in 2011, they owned 18.77% of the preferred shares. Based on our share register, we do not know the percentage ownership held by the Justice persons as of the date hereof.

Related Party Transactions

In addition to the below, see note 9 to the consolidated financial statements.

Transactions with related metallurgical plants

In the second half of 2009, the related metallurgical plants became related parties to us through our representation on the board of directors, management and other arrangements. In 2009, the companies that had business transactions with us were as follows: Volga Fest, Rostov Electrometallurgical Plant, Vostochnaya Mine, Experimental TES, Zlatoust Metallurgical Plant, Guryevsk Metallurgical Plant, Volgograd Small Diameter Pipe Plant (“VSDPP”), and Engels Pipe Plant (“EPP”). In addition, in 2010 we started transactions with Donetsk Electrometallurgical Plant, Invicta Merchant Bar, Metrus Trading GmbH, MIR Steel, Nytva and Estar Egypt for Industries. In 2011 and 2012, we continued our operations with the related metallurgical plants. These transactions were carried out in the joint interest of both parties in expanding our operations and products range on the steel market and allowing the related metallurgical plants access to our strong supply and sales network.

In August 2011, we acquired 100% of Invicta Merchant Bar Ltd. and in December 2011, we acquired Donetsk Electrometallurgical Plant.

During the years ended December 31, 2012, 2011 and 2010, our group had the following transactions and current balances in settlement with the related metallurgical plants:

•

Re-selling of goods purchased by our group either from third parties or entities of the former Estar Group to the related metallurgical plants. Proceeds related to these sales amounted to $229.3 million, $203.1 million and $227.5 million in the years ended December 31, 2012, 2011 and 2010, respectively.

For part of such transactions, we determined that we functioned as principal, and the amounts of $217.6 million, $187.8 million and $201.2 million were included in revenue from sale of goods in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010, respectively. In 2012, 2011 and 2010, these sales included $nil, $54.2 million and $65.8 million, respectively, of goods produced by the related metallurgical plants and resold further to other entities of the former Estar Group.

For the other part of such transactions, we determined that our results should be recognized as operating gains. Therefore, they are reported, net of related costs, within other operating income (expenses), net in the consolidated statements of operations and comprehensive income in the amount of $1.8 million, $2.3 million and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

•

Revenues from sales of products manufactured by us and services rendered to the related metallurgical plants amounted to $213.5 million, $231.2 million and $218.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

•

Cost of the related metallurgical plants’ products used in our production amounted to $105.0 million, $283.8 million and $174.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

•

Cost of goods produced by the related metallurgical plants and further sold by us to third party customers amounted to $769.2 million, $1,221.4 million and $974.2 million, including transportation costs, for the years ended December 31, 2012, 2011 and 2010, respectively. For such transactions, we determined that we functioned as principal, and the amounts of $1,260.8 million, $1,293.5 million and $1,051.2 million were included in revenue from the sale of goods in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010, respectively.

The related metallurgical plants used raw materials and semi-finished goods purchased from us. We concluded that our sales to the related metallurgical plants and our purchases from these entities were not in contemplation with each other and are reported separately in the statement of operations and comprehensive income (loss).

In 2011, our operations with certain related metallurgical plants (namely VSDPP, EPP and MIR Steel) started to be carried out on tolling terms. Revenues from sales of products (steel pipe, basis steel coils and sheets)

manufactured by the related metallurgical plants for us under the tolling agreements amounted to $413.1 million and $274.5 million for the years ended December 31, 2012 and 2011, respectively. The related cost of goods sold for these transactions amounted to $403.5 million and $262.5 million for the years ended December 31, 2012 and 2011, respectively. This cost includes cost of tolling services provided by the related metallurgical plants of $47.3 million and $35.6 million for the years ended December 31, 2012 and 2011, respectively.

In November 2011, we and the Estar Group entered into the Estar Loan Agreement pursuant to which we granted a loan of $944.5 million. The loan consists of several tranches which bear interest at the range of 1-8.5% per annum. To secure the loan, shares in the major related metallurgical plants (or shares in parent companies of such metallurgical plants) were pledged. The proceeds from this loan were used by the related metallurgical plants to repay most of the accounts receivable owed to our group. If the related metallurgical plants do not comply with their obligations under the new arrangements, we will be entitled to enforce the pledge and thereby take control of the pledged assets, subject to approval from the FAS. In September 2012, we extended the term of the loan for additional nine months from October 1, 2012, the pledges and guarantees remained the same. From September through December 2012, the loan was partially repaid in the amount of $213.4 million. To make this repayment the Estar Group used the proceeds received by them from our group for the sale of Cognor Stahlhandel (see note 3(a) to the consolidated financial statements) and proceeds under a security deposit, described further below.

As of December 31, 2012, the loan balance amounted to $746.5 million, out of which $15.4 million represents interest accrued on the extended loan. The interest accrued on the loan amount before the extension was repaid in full.

We evaluated the recoverability of the loan amount based on the fair value of the pledged assets which, as of December 31, 2012, was $nil. This resulted in a $746.5 million provision for amounts due from related parties recorded in the year ended December 31, 2012. The main reason for the pledged assets value deterioration was negative trends in the macroeconomic conditions which affected the performance of the related metallurgical plants.

Based on the combined design of the above mentioned loan and trading agreements, we have determined that the related metallurgical plants are Variable Interest Entities (“VIEs”), and that we are not the primary beneficiary of the related metallurgical plants. We are limited in our exposure to risks by the net amounts receivable from the related metallurgical plants.

During the years ended December 31, 2012, 2011 and 2010, we had the following transactions and current balances in settlement with the related metallurgical plants:

	2012	2011	2010
	(In thousands of U.S. dollars)
Revenues
Steel segment products sales	346,331	314,297	387,215
Ferroalloy segment products sales	17,838	36,141	19,002
Mining segment products sales	3,981	4,315	9,150
Other revenues(1)	63,038	64,295	4,419

Total revenues	431,188	419,048	419,786

Costs and expenses
Cost of goods for resale, production and operating expenses	842,253	1,528,053	1,213,426
Transportation expenses	31,693	27,573	14,993
Other expenses	189	128	123
Provision for amounts due from related metallugrical plants	919,113	—	—

Total expenses	1,793,248	1,555,754	1,228,542

(1)	Including power segment sales and services provided to the related metallurgical plants by all segment companies.

	December 31,
	2012	2011
	(In thousands of U.S. dollars)
Assets
Trade accounts receivable	90,231	83,910
Prepayments and other current assets	188,131	29,985
Loans issued	—	944,530

Total assets	278,362	1,058,425

Liabilities
Trade accounts payable	148,384	129,630
Advanced received and other payables	39,664	48,115
Long term payables	4,601	—
Loans received	19,653	—

Total liabilities	212,302	177,745

As of December 31, 2012 the amounts of trade accounts receivable from the related metallurgical plants included $3.8 million of allowance for doubtful accounts from Experimental TES OAO, a thermal power generating company. The amounts of prepayments and other current assets were reduced by $172.6 million of allowance for doubtful accounts. This allowance includes the balance of $149.9 million due from the Estar Group, which represents the security deposit paid by us in November and December 2012 in line with our intention to acquire some of the assets pledged under the loan agreement. The valuation of these assets as of December 31, 2012 reduced their value to $0.1 million and the difference is to be returned to us by the Estar Group. The allowance for doubtful accounts was recognized based on our estimates of future cash inflows from these balances.

Inventories in stock purchased from these entities amounted to $105.3 million and $185.0 million as of December 31, 2012 and 2011, respectively.

Transactions with Metallurg-Trust

In 2010, we started transactions with a trading company Metallurg-Trust, a party which can be significantly influenced by us through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by the related metallurgical plants on the Russian market and supplying raw materials and semi-finished goods to the related metallurgical plants. In 2012, 2011 and 2010, we sold to Metallurg-Trust $320.0 million, $423.0 million and $220.2 million, respectively, of pig iron, semi-finished goods, coal and chrome produced by our entities for further supply to the related metallurgical plants. As of December 31, 2012 and 2011, we had receivables from Metallurg-Trust in the amount of $161.8 million and $176.1 million respectively. We provided to Metallurg-Trust extended credit terms varying from 30 to 180 days. No allowance was created against this amount as we consider it to be fully collectible.

As of December 31, 2012 the amount of accounts payable to the related metallurgical plants and Metallurg Trust included liabilities under the amicable agreement between Lomprom Rostov and certain related and third parties. This agreement was signed in April 2010 under the following terms: the repayment of debt is scheduled to be made on monthly equal installments after a three year grace period through March 2017. The nominal value of debt to the related metallurgical plants and Metallurg Trust was $27.0 million and $1.0 million, respectively. The present value of debt to the related metallurgical plants and Metallurg Trust of $21.0 million and $0.8 million, respectively, was determined using 12.2% discount rate.

See also “Item 3. Key Information — Risk Factors — Risks Relating to our Financial Condition and Financial Reporting — Any material change in our commercial dealings with, non-repayment of a loan by, or loss of accounts receivable from or prepayments to, certain related parties could have a material adverse effect on our business, results of operations and financial condition.”

Transactions with Usipar

Usina Siderurgica do Para Ltda (“Usipar”) is a steel company located in Brazil owned by the Controlling Shareholder, and it became our related party in September 2010. During the years ended December 31, 2012, 2011 and the period from September 2010 through December 31, 2010, our purchases of pig iron from Usipar amounted to $32.4 million, $72.1 million and $7.5 million, respectively, and our sales of coke and other raw materials to Usipar amounted to $nil, $61.2 million and $13.4 million, respectively. We further sold such pig iron to third party customers. For such transactions, we determined that we functioned as a principal, and the amounts of $34.8 million and $75.7 million were included in revenue from the sale of goods in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2011, we had trade accounts receivables from Usipar and prepayments made to Usipar in the amount of $23.8 million and $56.7 million, respectively. During the year ended December 31, 2012, Usipar repaid all amounts due to us.

Item 8. Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

Tax

On September 12, 2011, Korshunov Mining Plant received an assessment from the tax authorities for the 2008-2009 period in a total amount of 160.9 million rubles, including 120.5 million rubles assessed in connection with transfer pricing. On September 20, 2011, we contested this assessment in the amount of 154.5 million rubles with the higher-level tax authorities. On March 2, 2012, the higher-level tax authorities upheld the assessment of the tax authorities and on March 22, 2012 Korshunov Mining Plant filed a claim to invalidate the assessment in the amount of 154.5 million rubles with the Moscow Arbitrazh Court. On August 16, 2012, the Moscow Arbitrazh Court supported our claims in part of 20.5 million rubles, including penalties and fines, and the remaining claims were denied. On November 6, 2012, the Ninth Arbitrazh Court of Appeal upheld the decision of the Moscow Arbitrazh Court. On March 5, 2013, the Federal Arbitrazh Court of Moscow District also upheld the decision of lower courts. Korshunov Mining Plant intends to file an appeal on this decision to the Supreme Arbitrazh Court before June 5, 2013.

On January 16, 2012, Mechel Trading House received an assessment from the tax authorities for income tax, interest and incurred penalties in a total amount of 5.9 billion rubles for the 2008-2009 period. We contested this assessment through the administrative procedure with the higher-level tax authorities which reduced the assessment to 5.4 billion rubles. On June 5, 2012, Mechel Trading House filed a claim with the Moscow Arbitrazh Court to contest the amount of 5.4 billion rubles. The court hearing is scheduled for May 31, 2013.

In June 2012, Chelyabinsk Metallurgical Plant received an assessment from the tax authorities for income tax, interest and incurred penalties in a total amount of 315.2 million rubles for the year 2007. We contested this assessment with the higher-level tax authorities. The higher-level tax authorities reduced the assessment to 104.6 million rubles. On January 18, 2013, Chelyabinsk Metallurgical Plant filed a claim with the Moscow Arbitrazh Court to contest the amount of 104.6 million rubles. The court proceedings have been suspended due to pending hearings with the Supreme Arbitrazh Court on a similar case.

On August 23, 2012, Yakutugol received an assessment from the tax authorities for mineral extraction tax, income tax, transport tax, interest and incurred penalties in a total amount of 466.7 million rubles for the 2009-2010 period. We contested this assessment with the higher-level tax authorities. The higher-level tax authorities dismissed the appeal. On November 30, 2012, Yakutugol filed a claim with the Arbitrazh Court of the Sakha Republic (Yakutia) to contest the amount of 466.7 million rubles. On February 28, 2013, the Arbitrazh Court of the Sakha

Republic (Yakutia) supported our claims in part of 55.0 million rubles, and the remaining claims were denied. On April 10, 2013, Yakutugol filed an appeal on the decision with respect to the remaining amount to the higher court.

We believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), we accrued $39.3 million of other tax claims that management believes are probable as of December 31, 2012. In addition, income tax accrual was made under ASC 740. See note 19 to the consolidated financial statements.

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

In March 2013, the FAS initiated an investigation into the business of the largest freight railway operators, including Mecheltrans, in the Kemerovo region on allegations of entering into agreements among the operators on the same commodity market which lead or may lead to the market sharing and limit of access of other operators to the commodity market. The meeting of the FAS investigation committee is scheduled on April 24, 2013.

Environmental and safety

As a result of Rosprirodnadzor’s inspections conducted in November 2011 at some of our subsoil license areas operated by Southern Kuzbass Coal Company, such as the Olzherassk, Razvedochny and Yerunakovsk-3 license areas, the Federal Agency for Subsoil Use requested that we rectify certain violations of the terms of subsoil licenses, such as the failure to meet the deadline for commencement and completion of exploration works. On May 3, 2012, we presented our report regarding measures that we implemented to rectify the identified violations, and the Commission for Termination of Subsoil Licenses accepted our report.

Through March and April 2012, Rosprirodnadzor conducted inspections at certain subsoil license areas operated by Yakutugol, such as the Moshchny as well as the Piatimetrovy and Promezhutochny II seams license areas of Neryungrinsky Open Pit and the Dzhebariki-Khaya license area of Dzhebariki-Khaya Underground. On May 3, 2012, the Federal Agency for Subsoil Use requested that we rectify certain violations of the terms of subsoil licenses for Neryungrinsky Open Pit. On June 26, 2012, Yakutugol submitted to the Department for Subsoil Use in the Sakha Republic (Yakutia) an application on waiver of the right to use subsoil for the Piatimetrovy and Promezhutochny II seams license area. On August 7, 2012, the Federal Agency for Subsoil Use issued an order to terminate the right to use subsoil for this license area effective from December 26, 2012. In December 2012, we presented a report on measures we had implemented to rectify the identified violations for the Moshchny seam and the Dzhebariki-Khaya license areas. On January 24, 2013, our report was accepted by the Commission for Termination of Subsoil Licenses and our subsoil licenses were not terminated.

On July 2, 2010, following an inspection of compliance with the industrial safety regulations, Rostekhnadzor issued an order to Southern Kuzbass Power Plant requiring it to undertake 219 measures to rectify identified inconsistencies with the industrial safety regulations. The court of first instance rendered a decision in support of the Rostekhnadzor’s order. By October 2012, we implemented 210 of 219 measures prescribed by Rostekhnadzor and nine measures were revoked from execution.

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the discharge of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must limit the discharge of pollutants into the atmosphere to comply with the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. We applied several times for stay of execution and the court allowed us to stay execution of this mandate until August 1, 2011. We are in the process of reconstruction and replacement of the dust and gas scrubber equipment. In April 2012, we applied for another stay of execution which was rejected by the court. We plan to reapply for stay of execution following the completion of the reconstruction of one of the boilers in April 2013.

On August 16, 2010, a spontaneous ignition of coal started in a mined-out section of a longwall working area at Olzherasskaya-Novaya Underground, a branch of Southern Kuzbass Coal Company. Shortly thereafter, Rostekhnadzor imposed a temporary ban on operations at the mine. On August 23, 2010, the fire area was sealed. On August 26, 2010, upon Rostekhnadzor’s application, the court rendered a decision to suspend operations at Olzherasskaya-Novaya Underground for 90 days. On October 1, 2010, the court ruled to cancel the suspension of operations. From September 2010 to October 2011, we drilled surface and drainage-level wells into the affected area and filled it with silt material, thereby extinguishing the fire. Mining operations recommenced at the new longwall on November 4, 2011.

On January 13, 2012, Rostekhnadzor imposed a temporary ban on operations at V.I. Lenina Underground’s longwall due to a spontaneous ignition of coal in a mined-out section of a longwall working area at the mine. On January 16, 2012, the fire area was sealed. On January 18, 2012, upon Rostekhnadzor’s application, the court ruled to suspend operations at the mine’s longwall for 90 days. We implemented a set of measures to extinguish the fire and on July 16, 2012 mining operations recommenced at the V.I. Lenina Underground’s longwall.

On February 27, 2012, Rostekhnadzor imposed a temporary ban on operations at Olzherasskaya-Novaya Underground’s longwall due to a spontaneous ignition of coal in a mined-out section of a longwall working area at the mine. On March 1, 2012, the fire area was sealed. On March 5, 2012, upon Rostekhnadzor’s application, the court rendered a decision to suspend operations at the mine’s longwall for 30 days. At present, operations at the fire area have not been resumed yet. We are implementing a set of measures to extinguish the fire. We expect mining operations to be resumed in the second quarter of 2013.

During the period from June 2 to June 5, 2011, a spontaneous ignition of coal started in a mined-out section of a longwall working area at Sibirginskaya Underground. Shortly thereafter, Rostekhnadzor imposed a temporary ban on operations at the mine’s longwall. On June 11, 2011, the fire area was sealed. Rostekhnadzor considered the violation as material and on June 15, 2011, issued an order to suspend operations at Sibirginskaya Underground’s longwall for 90 days. We commenced works for implementation of measures to extinguish the fire on June 22, 2011. We drilled wells from other working mines into the affected area and pumped nitrogen into wells. We also drilled surface wells to monitor levels of gas. Excavation operations were commenced to develop a new mine face. On July 22, 2011, Rostekhnadzor cancelled the suspension of operations. We started mining operations at the new longwall on May 4, 2012.

In 2008, Pinnacle Mining Company (“Pinnacle”) filed a suit against the Bluestone companies and a third-party engineering firm in the U.S. District Court for the Southern District of Beckley, West Virginia. Pinnacle asserts claims against the defendants for negligence, strict liability, violation of the federal Surface Mining Control and Reclamation Act, and injunctive relief. The case arises from mining activity conducted by Bluestone companies in the “safety zone” of a coal slurry impoundment maintained by Pinnacle. The parties filed a joint motion to stay, and the court granted the stay, which has allowed additional time for the regulatory agencies involved to determine what steps are necessary for remediation. A plan has been submitted by the defendants and was approved by the WVDEP. We have completed the installation of pumps to dewater the mine in accordance with the plan and provided Pinnacle with access to online data about mine water levels available in real time regime 24/7. At present, we have unresolved issue regarding Pinnacle’s access to the underground part of the mine. Our position is that, unlike the surface area of the mine, the underground part of the mine should not be available for anytime inspection by Pinnacle since the area was sealed due to safety reasons. We are currently trying to resolve this issue with the WVDEP. We are defending the matter and have asserted issues of comparative fault by the plaintiff and our engineering company at the time of the incident in November 2007. We have full indemnity on this claim from the previous owner of Bluestone in accordance with the terms of the acquisition agreement, however, there is no assurance that the previous owner of Bluestone will not contest our requests for indemnification.

Commercial litigation

In May 2009, Suncoke served Bluestone with a claim for failure to perform its obligations under contracts to supply coal to Suncoke in 2008. The claim related to events prior to our acquisition of the Bluestone companies. Suncoke has demanded approximately $67.0 million in damages plus attorney fees. In March 2010, Suncoke filed a lawsuit with the Superior Court of the State of Delaware in and for the New Castle County against Bluestone claiming damages for failure to supply coal in 2008 and 2009. On motion of the parties, the proceedings were stayed in connection with the settlement discussions. The parties exchanged information and documents stating the positions of the parties. As a result of review of the documents, each party provided additional questions and document requests. In July 2011, parties had a meeting with a mediator, however, they could not reach an agreement regarding the terms of settlement. In October 2011, the parties had another meeting with a view to reaching a settlement of their dispute out of court; however that meeting did not result in settlement either. On November 22, 2011, we filed a statement of defense and a counterclaim. In December 2012, parties entered into the settlement agreement providing that Bluestone shall pay to Suncoke $15 million in cash within 2 years and an additional $1.6 million as discounts under coal sales agreements. We accrued a liability of $16.6 million in connection with the settlement and intend to seek to recover all losses and expenses arising from this settlement on the basis of the indemnity provided to us under the terms of the acquisition of the Bluestone companies.

On August 2, 2011, Engineering Corporation “Transstroy” ZAO (“ECT”), filed a claim against Yakutugol with the Arbitrazh Court of the Sakha Republic (Yakutia) seeking 772.7 million rubles, which ECT alleges it is owed for design, survey and construction services provided by it during construction of the rail line and an access road from Zeysk Station (Far Eastern Railway) to the Elga coal deposit. In response to the claim, we asked the court to appoint an expert to value ECT’s services. In our view, the amount claimed is not justified since a substantial part of the work performed by ECT did not satisfy the relevant quality requirements and was not performed within the agreed timetable. In particular, the construction plan of the rail approach line developed by ECT was not approved by the state expert review and we had to hire another contractor to adjust the plan. We also filed a counterclaim against ECT seeking to reduce the cost of its services to the total amount of 148 million rubles. On December 1, 2011, the court ruled in favor of ECT and dismissed our counterclaim and also disallowed our request to appoint an expert. Both Yakutugol and ECT appealed the decision. At the court hearing held on March 21, 2012 ECT withdrew its appeal. On March 27, 2012, the parties agreed to settle their claims out-of-court. Under the settlement agreement, which the parties signed and the court approved on March 28, 2012, ECT agreed to reduce the amount of claim down to 525 million rubles and Yakutugol agreed to pay the agreed amount by April 30, 2012. We discharged our obligations under the agreement in full.

Russian securities litigation

In March 2012, the Swiss company Bank Julius Baer and Co. Ltd. (“Bank Julius Baer”) filed a claim against Tomusinsky Open Pit with the Arbitrazh Court of Kemerovo region seeking invalidation of the decisions of the board of directors of Tomusinsky Open Pit to convene the extraordinary shareholders’ meeting, to approve the draft resolution of the extraordinary shareholders’ meeting and to determine the placement price per each common share, as well as the decision of the extraordinary shareholders’ meeting to increase the charter capital by more than 25% by issuing additional common shares in the amount of 13.3 thousand with nominal value one ruble per each share. Bank Julius Baer owns common and preferred shares of Tomusinsky Open Pit, which in total amount to 22.95% of its charter capital. The plaintiff argues that the increase in the charter capital of Tomusinsky Open Pit is unreasonable given that Tomusinsky Open Pit has available funds and the additional share issue would lead to dilution of its minority share in Tomusinsky Open Pit. In addition, Bank Julius Baer challenges the placement price per each common share set by the board of directors of Tomusinsky Open Pit on the basis that it was set below the market price. On March 14, 2012, the court adopted the interim measures and prohibited further issue and placement of additional common shares of Tomusinsky Open Pit, until the dispute is finally resolved. The court requested for expert evaluation of Tomusinsky Open Pit shares by independent appraiser which was completed on December 3, 2012. On February 13, 2013, we filed a petition for re-examination of evaluation of Tomusinsky Open Pit shares, which was rejected by the court. On March 5, 2013, the court invalidated the decisions of the board of directors of Tomusinsky Open Pit to approve the draft resolution of the extraordinary shareholders’ meeting and to determine the placement price per each common share, as well as the decision of the extraordinary shareholders’ meeting to increase the charter capital of Tomusinsky Open Pit. On April 4, 2013, Tomusinsky Open Pit filed an appeal on this decision to the higher court.

U.S. securities litigation

On April 8, 2009, a person who held our common ADSs between October 2007 and July 2008 filed a lawsuit in the U.S. District Court for the Southern District of New York, against Mechel, Mr. Igor V. Zyuzin, then Chief Executive Officer of Mechel, Mr. Stanislav A. Ploshchenko, our Senior Vice President — Finance, and Mr. Vladimir A. Polin, then member of Mechel’s Board of Directors. The plaintiff alleged claims under the United States Securities Exchange Act of 1934, specifically Section 10(b) (and Rule 10b-5) and Section 20(a). The Court subsequently appointed other holders of our ADSs as Lead Plaintiffs in the case, and on February 19, 2010, those Lead Plaintiffs filed a Second Amended Complaint (“SAC”). The SAC cited certain claims by Russian governmental authorities that Mechel violated provisions of Russian antimonopoly and tax laws and contended that Mechel’s financial statements and other public disclosures from October 2007 to July 2008 were materially misleading because those statements included revenues the plaintiffs claim were artificially inflated by the allegedly illegal activities. The SAC sought certification of a class of investors who purchased our ADSs between October 3, 2007 and July 25, 2008. We successfully moved to dismiss the SAC, and on August 9, 2011, the Court dismissed all of the Lead Plaintiffs’ claims without leave to amend. The Court agreed with us that the plaintiffs had not pleaded and could not plead any cognizable motive on the part of the individual defendants — or anyone else at Mechel — to have misled investors, and that the plaintiffs had not pleaded and could not plead any basis for their contention that Mechel anticipated or should have anticipated the actions taken against us by our regulators. On September 9, 2011, one of the Lead Plaintiffs exercised its right to appeal the District Court’s decision to the U.S. Court of Appeals for the Second Circuit, and on April 11, 2012, the U.S. Court of Appeals for the Second Circuit fully affirmed the decision of the District Court. No further appeals followed, and the decision of the District Court became final.

Dividend Distribution Policy

We will determine the amount of dividends payable on our common shares based on cash needs of our business, which will be influenced by the market situation, results of our operations, the level and availability of debt and the requirements of our capital investment program.

We determine the amount of dividends payable on our preferred shares based on the provisions of our charter. See “Item 10. Additional Information — Description of Capital Stock — Dividends.”

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

On June 29, 2012, Mechel declared a dividend of 3.3 billion rubles for common shares and 4.3 billion rubles for preferred shares (of which 1.7 billion rubles was paid to Skyblock Limited), which was paid in August 2012. On June 6, 2011, Mechel declared a dividend of 3.6 billion rubles for common shares and 3.6 billion rubles for preferred shares (of which 1.5 billion rubles was paid to Skyblock Limited), which was paid in August 2011. On June 30, 2010, Mechel declared a dividend of 453.7 million rubles for common shares and 456.5 million rubles for preferred shares (of which 182.6 million rubles was paid to Skyblock Limited), which was paid in July and December 2010. In each case we could not pay dividends to those shareholders who did not provide us with their bank account details.

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

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2012.

Item 9. The Offer and Listing

Our common ADSs have been listed on the NYSE under the symbol “MTL” since October 2004. Our common shares were listed on Open Joint Stock Company “Russian Trading System” Stock Exchange (“RTS”) under the symbol “MTLR” in June 2004, and in October 2008 were promoted to the quotation list “A-2.” In December 2011, RTS ceased to exist as a result of its reorganization through accession to Closed Joint Stock Company Moscow Interbank Currency Exchange (“CJSC MICEX”), now Open Joint Stock Company “Moscow Exchange MICEX-RTS” (“Moscow Exchange”), and our common shares were excluded from the quotation list “A-2” on RTS. In December 2008, our common shares were admitted to trading on MICEX and included in the quotation list “V”, and were promoted to the quotation list “A-1” in March 2009. Since December 2011, our common shares have been traded in the quotation list “A-1” on MICEX only. Since the liquidity of our shares on MICEX was typically much higher than on RTS, in the table below starting from January 2009 we use MICEX data (conversion from rubles into U.S. dollars is made using the CBR exchange rate).

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

	Common ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)
March 2013	5.69	5.03	5.57	4.95
February 2013	6.72	5.49	6.81	5.63
January 2013	7.40	6.49	7.22	6.60
December 2012	6.94	6.07	6.82	6.15
November 2012	6.73	5.57	6.99	6.21
October 2012	7.28	6.35	7.32	6.41
First Quarter 2013	7.40	5.03	7.22	4.95
Fourth Quarter 2012	7.28	5.84	7.32	6.15
Third Quarter 2012	8.05	5.37	8.08	5.47
Second Quarter 2012	9.51	5.27	9.44	5.35
First Quarter 2012	12.37	8.98	11.89	8.76
Fourth Quarter 2011	14.40	7.90	13.74	8.05
Third Quarter 2011	25.66	10.19	25.33	10.63
Second Quarter 2011	31.94	23.89	31.97	24.82
First Quarter 2011	34.59	28.40	32.74	28.86
2012	12.37	5.27	11.89	5.35
2011	34.59	7.90	32.74	8.05
2010	30.80	17.45	30.11	17.64
2009	21.82	2.57	17.81	2.29
2008	57.62	3.66	45.00	4.10
2007	34.63	7.91	25.71	8.30
2006	10.32	6.34	10.20	6.25
2005	12.17	7.02	11.20	7.75
2004	7.48	5.26	17.00	0.36

Our preferred ADSs have been listed on the NYSE under the symbol “MTL PR” since May 2010. In April 2011, our preferred shares were admitted to trading without listing on RTS and MICEX. Our preferred shares were included in the quotation list “A-1” on MICEX in July 2011. In December 2011, RTS ceased to exist as a result of accession to CJSC MICEX, now Moscow Exchange, and our preferred shares were excluded from the list of securities admitted to trading without listing on RTS. Since December 2011, our preferred shares have been traded in the quotation list “A-1” on MICEX only. Each preferred ADS represents one-half of a preferred share.

The following table sets forth the high and low closing prices per preferred ADS and preferred share for: (1) the most recent six months; (2) the most recent four quarters; and (3) all years following the public offering in 2010.

	Preferred ADSs		Preferred Shares
	High	Low	High	Low
	(In U.S. dollars)
March 2013	1.70	1.45	3.42	2.70
February 2013	1.99	1.63	3.96	3.47
January 2013	2.23	1.97	4.11	3.94
December 2012	2.00	1.92	4.09	3.86
November 2012	2.39	1.98	4.35	4.02
October 2012	2.67	2.31	5.15	4.34
First Quarter 2013	2.23	1.45	4.11	2.70
Fourth Quarter 2012	2.67	1.92	5.15	3.86
Third Quarter 2012	3.10	2.28	5.48	4.54
Second Quarter 2012	3.70	2.28	7.10	4.57
2012	4.91	1.92	8.15	3.86
2011	11.27	3.24	8.99	6.15
2010	9.66	6.60	n/a	n/a

Item 10. Additional Information

Charter and Certain Requirements of Russian Legislation

We describe below our registered common and preferred shares, the material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to this document, to review its complete terms.

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

•

if holding, alone or with other holders, 2% or more of the voting stock, within 30 days after the end of our fiscal year, make proposals to the agenda of the annual general shareholders’ meeting and nominate candidates to the board of directors, review commission and counting commission;

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

•

participate in shareholders’ meetings and vote on all matters on which common shareholders are entitled to vote if for any reason the annual shareholders’ meeting did not adopt a resolution to pay the full amount of dividends to which preferred shareholders are entitled under our charter. The holders of preferred shares enjoy this right effective from the first shareholders’ meeting to be held after the relevant annual shareholders’ meeting and until the date when dividends on preferred shares are paid in full; and

•	filing of an application with a stock exchange for listing or delisting of our preferred shares.

Pre-emptive rights

The Joint-Stock Companies Law and our charter provide existing shareholders with a pre-emptive right to purchase additional shares or securities convertible into shares issued by way of open subscription in an amount proportionate to their existing holding of shares of the same category as the newly issued shares. In addition, the Joint-Stock Companies Law provides shareholders with a pre-emptive right to purchase shares or securities convertible into shares during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The pre-emptive right does not apply to placement of shares or securities convertible into shares through a closed subscription among existing shareholders only, provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportionate to their existing holdings. We must publish a notice of the proposed placement of shares or provide shareholders with such notice in writing at least 45 days prior to the offering, during which time shareholders may exercise their pre-emptive rights. In case the price of shares or the procedure for determining the price of shares is to be approved by the board of directors not later than the beginning of placement period, the term for exercising the pre-emptive rights may be shortened to 20 days, or even to eight business days if the notice of the proposed placement of shares is subject to disclosure under Russian law.

Dividends

The Joint-Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a financial quarter, half a year, nine months and/or year. Dividends are recommended to a general shareholders’ meeting by the board of directors, and approved by the general shareholders’ meeting by a majority vote. A decision on quarterly dividends may be taken at a general shareholders’ meeting within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders’ meeting. A decision on payment of dividends for common shares can be taken only after the decision on payment of dividends for preferred shares is taken. The dividend approved at the general shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “— General Meetings of Shareholders — Notice and participation.” Dividends are not paid on treasury shares. A company is required to pay dividends within the time period, which is indicated in the charter or the shareholders’ resolution approving the dividends, which may not be more than 60 days from the date of such resolution. A shareholder who is entitled to the declared dividends but has not received them has a right to make a claim to the company for the unpaid dividends within three years upon the expiration of the dividend payment period. Upon the expiration of this three year period, claims for declared and unpaid dividends will lapse in favor of the company.

Starting from January 1, 2014, a new “cascade” dividend payment mechanism will be introduced with respect to shares recorded on custodians’ account as opposite to the shareholders’ register. The cascade payment mechanism provides that Russian issuers will pay dividends to custodians and depositary banks, who in turn will be obliged to further transfer dividends to shareholders. Under the new regime no disclosure will be required by ultimate beneficial owners in order to receive dividends. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary may be required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.”

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

Distributions to shareholders on liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Joint-Stock Companies Law and our charter allow us to be liquidated:

•	voluntarily, by a three-quarters majority of the voting stock present at a general shareholders’ meeting; or

•	involuntarily, by a court order.

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

In addition, within three business days after taking the decision to reduce our charter capital, we must notify this decision to the authority which carries out state registration of legal entities and publish this decision twice with a monthly interval. Within 30 days of the latest of such publications, our creditors, whose claim rights had occurred prior to the publication, would then have the right to accelerate our indebtedness and to demand reimbursement of applicable damages.

Share buy-back

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

The Joint-Stock Companies Law and our charter provide that our shareholders may demand repurchase of all or some of their shares if the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•	reorganization;

•	conclusion of a major transaction, as defined under Russian law;

•	amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders’ rights; or

•	filing of an application with a stock exchange for delisting of our shares or securities convertible into shares.

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

A shareholders’ decision on filing of an application for delisting of our shares enters into effect if the consideration to be paid for the repurchase of shares does not exceed 10% of our net assets.

Registration and transfer of shares

Russian legislation requires that a joint-stock company maintain a register of its shareholders. Ownership of our shares is evidenced solely by entries made in such register. Any of our shareholders registered in a register may obtain an extract from our register certifying the number of shares that such shareholder holds. Since September 2, 2008, Registrar NIKoil Company OJSC has maintained our shareholder register, replacing Regional Independent Registrar Agency OAO.

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

Federal Law No. 414-FZ “On the Central Depositary” dated December 7, 2011 (the “Central Depositary Law”), which came into force on January 1, 2012, set out a legal framework for establishment and operation of the central depositary. On November 6, 2012, the FFMS granted NSD the status of central depositary. Within one year from the date of having been granted such a status, the central depositary shall take all necessary steps to open its nominal holder accounts in, among others, all securities registers of the issuers which are obliged to disclose information in accordance with Russian securities law. As we are required to make public disclosures, the above requirement is applicable to us, which means that the central depositary should become the only person having a nominal holder account in our share register. Also, the Central Depositary Law prohibits persons maintaining securities registers from opening and depositing securities (save for limited exceptions) to other nominal holder accounts from the date of the opening of a nominal holder account with the central depositary.

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

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings in the newswire of authorized information agency Interfax (www.e-disclosure.ru) and on our websites at www.mechel.ru and www.mechel.com:

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

•

disclosure of any information concerning material facts and other official disclosures, including, among other things, our reorganization; certain changes in the amount of our assets; decisions on share issuances; certain changes in ownership and shareholding; information about controlled organizations which are material to us or organizations controlling us, reorganization, liquidation or bankruptcy of such organizations; conclusion of agreement with our controlled or controlling organization, where we are required to buy securities issued by such controlled or controlling organization; as well as shareholder and management bodies resolutions through publishing such information in the newswire of authorized information agency and on our websites at www.mechel.ru and www.mechel.com;

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

•

disclosing information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities regulations by means of publishing it in the newswire of authorized information agency and on our websites at www.mechel.ru and www.mechel.com, as well as by filing it with the FFMS and MICEX;

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

•	filing with MICEX on a quarterly basis a list of our affiliated companies and individuals and disclosing such list and its amendments on our websites at www.mechel.ru and www.mechel.com;

•	disclosure on our websites at www.mechel.ru and www.mechel.com of a list of information which is considered an insider information and approved by the company (“insider information”);

•	disclosure of insider information by means of publishing it in the newswire of authorized information agency and on our websites at www.mechel.ru and www.mechel.com;

•	filing a list of insiders with MICEX; and

•	disclosure of other information as required by applicable Russian securities legislation and the rules of MICEX.

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

•	distribution of profits and losses, including approval of dividends payment;

•	decisions on our participation in commercial or industrial groups or other associations of commercial entities;

•	redemption by the company of issued shares in cases provided for by the Joint-Stock Companies Law;

•	approval of certain internal documents regulating the activity of our governing bodies;

•	filing of an application with a stock exchange for delisting and, effective from September 30, 2013, listing of our shares; and

•	other issues, as provided by the Joint-Stock Companies Law and our charter.

Voting at a general shareholders’ meeting is generally carried out on the principle of one vote per voting share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority of the voting stock present at a general shareholders’ meeting. However, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve the following:

•	approval of charter amendments or of a new version of the charter;

•	reorganizations or liquidations;

•	major transactions involving assets in excess of 50% of the balance sheet value of the company’s assets;

•	determination of the number, nominal value and category (type) of authorized shares and the rights granted by such shares;

•	repurchase by the company of its issued shares;

•	any issuance of shares or securities convertible into common shares by closed subscription;

•	issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares;

•	filing of an application with a stock exchange for delisting of common shares; and

•	a decrease of charter capital by means of a change in the nominal value of shares.

A resolution of the shareholders’ meeting to apply for listing or delisting of our preferred shares requires a three-quarters majority vote of the voting common stock present at the meeting and a three-quarters majority vote of the total preferred stock. The Joint-Stock Companies Law provides that a charter may require a larger number of the votes for passing such resolution.

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

Notice and participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting or, if the company’s charter determines it, by publishing a notice of the meeting in a printed publication. However, if it is an extraordinary general shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of a reorganized company, shareholders must be notified (by printed publication) at least 70 days prior to the date of the meeting. Under our charter, we may either provide notice by mail or deliver notice with the acknowledgement of receipt to each of our shareholders or publish a notice in Rossiyskaya Gazeta, an official newspaper founded by the Russian government. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting. Starting from January 1, 2014, a company may also publish a notice of the meeting on its website stated in the charter. In addition, nominal holders included in the shareholder register will be notified of the shareholders’ meeting by way of an electronic communication and will be required to convey such information to the depositors within a prescribed period.

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

Federal Law No. 415-FZ also sets forth new obligations for a depositary to disclose information on ‘depositary receipt owners’ in order to exercise voting rights with respect to the shares represented by depositary receipts. The regulations setting forth the specific requirements for the information disclosure are yet to be published by the FFMS. Since the central depositary was just established and relevant depo accounts of depositary programs have not yet been opened, the FFMS by its information letter No. 12-DP-01/54910 dated December 25, 2012 stated that until the depo accounts are opened, but not later than November 6, 2013 the depositary’s voting rights are not conditional upon disclosure of information on depositary receipt owners. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary may be required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.”

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

•

placement of our additional shares in which convertible preferred shares are converted provided that it will not result in charter capital increase, and placement of our bonds and other securities, except for the shares;

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

General Director

The general director (also referred to in this document as chief executive officer) is our sole executive body and manages our current operations within its powers and organizes the implementation of resolutions of our general shareholders’ meeting and the board of directors. The general director acts on our behalf without a power of attorney and has the following rights and responsibilities:

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

The Joint-Stock Companies Law requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. An “independent director” is a person who is not, and within the year preceding the decision was not, a general director, a member of any executive body of the company or its management company, a manager, or an affiliate of the company and whose sole nexus to the company is in the capacity of a member of the board of directors. In addition, such person’s spouse, parents, children, adoptive parents or children, blood and non-blood brothers and sisters may not be a general director, a member of any executive body of the company or its management company, or a manager. For companies with 1,000 or fewer shareholders, an interested party transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

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

The Federal Law No. 160-FZ “On Foreign Investments in the Russian Federation,” dated July 9, 1999, as amended (“Foreign Investments Law”), provides that any acquisition (whether direct or indirect) by a foreign state or international organization or entities controlled by them of (1) more than 25% of voting shares of a Russian company; or (2) any powers to block decisions of the management bodies of a Russian company, requires a prior approval of the Governmental Commission in accordance with the procedures set forth in the Strategic Industries Law.

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

However, if a Russian joint-stock company is able to demonstrate that the creditors’ rights were not violated as a result of a decrease of its share capital or a decrease of the amount of its net assets, as the case may be, and that the security provided for due performance of the company’s obligations is sufficient, a court may dismiss the creditors’ claims that are brought in the following cases: (1) in the event of a decrease of the share capital of the company, including when the share capital of the company must be decreased to the amount of its net assets in compliance with the requirements of Russian law; and (2) in the event the company’s net assets calculated on the basis of the Russian accounting standards are lower than its share capital by more than 25% at the end of three, six, nine or twelve months of the financial year that followed its second or any subsequent financial year, at the end of which the net assets of such company became lower than its share capital. Moreover, the existence of negative assets, generally, may not accurately reflect the actual ability to pay debts as they come due. Some Russian courts, in deciding whether or not to order the liquidation of a company for having negative net assets, have looked beyond the fact that the company failed to comply fully with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company and its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. Nonetheless, creditors have the right to accelerate claims, including damages claims, and governmental or local authorities may seek the liquidation of a company with negative net assets. Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum share capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum share capital required by law at the time of liquidation. See “Item 3. Key information — Risk Factors — Legal risks and uncertainties — One or more of our subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects.”

Material Contracts

None.

Exchange Controls

The Federal Law “On Currency Regulation and Currency Control,” effective from June 18, 2004, as amended, sets forth certain restrictions on settlements between residents of Russia with respect to transactions involving foreign securities (including ADSs), including requirements for settlement in Russian rubles.

Repatriation of Export Proceeds

Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exceptions concerning, in particular, certain types of secured financing) within the time frame provided under the respective agreement.

Restrictions on Remittance to Non-residents

The Foreign Investments Law guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may affect investors’ ability to do so. Ruble dividends on shares may be paid to the depositary or its nominee and converted into U.S. dollars by the depositary for distribution to owners of ADSs without restriction. In addition, ADSs may be sold by non-residents of Russia for U.S. dollars outside Russia without regard to Russian currency control laws so long as the buyer is not a Russian resident for currency control purposes.

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

ADSs

There are uncertainties in relation to withholding tax on dividends payable to Russian resident holders of ADSs primarily because the taxation of dividends payable under ADSs is not specifically addressed under Russian tax law. In the absence of any official interpretative guidance and, as the depositary (and not the holders of the ADSs) is the legal holder of shares under Russian law, we will be likely to withhold tax at a domestic rate of 15% applicable to dividends payable to non-resident holders (as described below). Upon receiving dividends, Russian holders which are organizations may be required to pay additional Russian profit tax at the rate of 9% (the rate applied to dividends received from non-residents) or 20% (if the income received will not be recognized as dividends) while Russian holders who are individuals may be required to pay Russian income tax at the rate of 9% or 13% (the higher rate applies if the income received will not be recognized as a dividend for Russian tax purposes). There is also no established procedure providing for the refund of tax withheld from dividends payable through the depositary to Russian resident holders of ADSs. Accordingly, Russian residents are urged to consult their own tax advisors regarding the tax treatment of the purchase, ownership and disposition of the ADSs.

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

Non-resident holders

Shares

Dividends paid to a non-resident holder of shares will generally be subject to Russian withholding tax, which we will withhold. Under Russian law dividends paid to a non-resident holder, which is an organization or individual will be subject to Russian withholding tax at a rate of 15%. Withholding tax on dividends may be generally reduced under the terms of a double tax treaty between the Russian Federation and the country of tax treaty residence of a non-resident holder of the shares.

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

Under Russian law, the acquisition value can be deducted by the source of the payment, if the sale was made by a holder through a professional trustee, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. This professional trustee, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the individual and tax withheld upon the sale of the shares and ADSs not later than April 1 of the year following the reporting year.

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

The sale, exchange or other disposal of the shares and the ADSs by non-resident holders in Russia will be considered Russian source income and will be subject to tax at the rate of 30% on the difference between the sales price and the acquisition value of such shares and ADSs as well as other documented expenses, such as depositary expenses and broker fees, among others. Under Russian law, the acquisition value can only be deducted by the source of the payment, if the sale was made by a non-resident holder through a professional trust manager, dealer or broker that is a Russian organization or a foreign company with a permanent establishment in Russia. Such professional trust manager, dealer or broker should also act as a tax agent and withhold the applicable tax. Such a tax agent will be required to report to the Russian tax authorities the amount of income realized by the non-resident individual and tax withheld upon the sale of the shares and ADSs not later than on April 1 of the year following the reporting year.

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

If tax is withheld by a Russian resident on dividends or other amounts at a rate different from that provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the withholding date for individual U.S. holders. The package should include confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Russian Tax Code the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

Neither the depositary nor we will have any obligation to assist a U.S. holder of shares or ADSs with the completion and filing of any tax forms.

Stamp duty

No Russian stamp duty will be payable by the holders upon any of the transactions with the common shares or the ADSs discussed in this section (e.g., on a purchase or sale of the common shares), except for transactions involving the receipt of common shares or the ADSs by way of inheritance.

Certain U.S. Federal Income Tax Considerations

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

This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the “Code”), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretation or change (possibly with retroactive effect), and the United States-Russia income tax treaty, which is subject to change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed below, and we cannot provide assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

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

Ownership of ADSs in general

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

Taxation of dividends on shares or ADSs

For U.S. federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to shares or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. Certain dividends received by non-corporate U.S. Holders should be taxed at the lower applicable capital gains rate. This lower capital gains rate is only applicable to dividends paid by “qualified foreign corporations” (which term excludes PFICs, as defined below) and only with respect to shares or ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). A company will be a qualified foreign corporation if: (a) it is eligible for the benefits of an applicable United States income tax treaty; or (b) the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. Non-corporate U.S. Holders are strongly urged to consult their tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to shares or ADSs. Distributions in excess of our current and accumulated earnings and profits will be applied against and will reduce a U.S. Holder’s tax basis in shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs and will be treated as described under “Taxation on sale or other disposition of shares or ADSs” below. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes and, unless we make such calculations, U.S. Holders should expect that any distributions with respect to shares or ADSs generally will be reported to them as a dividend, even if that distribution would otherwise be treated as a return of capital or as a capital gain pursuant to the rules described above. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by the U.S. Holder, regardless of whether the payment is actually converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. U.S. Holders should be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

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

Taxation on sale or other disposition of shares or ADSs

The sale or other disposition of shares or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted basis in such shares or ADSs. Such gain or loss generally will be treated as long-term capital gain or loss if the shares or ADSs have been held for more than one year. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. The maximum federal tax rate for long-term capital gains is 20%.

U.S. Holders that are individuals, estates and certain trusts are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income” for the relevant taxable year, which may include dividends on, and capital gains from the sale or other disposition of, the shares and ADSs, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds a certain threshold.

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

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2012, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive. If we were classified as a PFIC at any time that you hold our ADSs and shares, you may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax on distributions and gains on the sale or disposition of the ADSs and shares as well as being subject to additional U.S. tax filing requirements. Additionally, dividends paid by the company to non-corporate U.S. holders would not be eligible for the special reduced rate of tax described above under “Taxation of dividends on shares or ADSs.” You should consult your tax advisers as to the consequences of an investment in a PFIC.

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

Recently enacted legislation may require individual U.S. Holders to report to the IRS certain information with respect to their beneficial ownership of specified foreign financial assets if the aggregate value of such assets exceeds certain dollar thresholds. A “specified foreign financial asset” includes, among other things, any depositary or custodial accounts at foreign financial institutions, and to the extent not held in an account at a financial institution, (1) stocks or securities issued by non U.S. persons, and (2) any interest in a non-U.S. entity. Penalties may be imposed for the failure to disclose such information regarding specified foreign financial assets. You should consult your tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

Documents on Display

The documents that are exhibits to or incorporated by reference in this document can be read at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at +1 800-SEC-0330. These filings are also available at the website maintained by the SEC at www.sec.gov.

Some of our reports and other information can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

Glossary

Blast furnace: A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt pig iron from ore. Its name comes from the “blast” of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

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

Probable reserves: In accordance with the JORC Code, those reserves which are the economically mineable part of the indicated mineral resources. Indicated reserves include all minerals conforming to the thickness and depth limits defined in the resource base, and for which known data points are not more than 2,000 meters apart. In accordance with the USGS, reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proved/Proven reserves: In accordance with the JORC Code, those reserves which are the economically mineable part of the measured mineral resources. Measured mineral resources means the tonnages of in-situ minerals contained in seams or sections of seams for which sufficient information is available to enable detailed or conceptual mine planning. In accordance with the USGS, reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling, and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Raw steel: Steel in primary form of hot molten metal.

Rebar or Reinforcement bar: Round rolled products of plain or die-rolled sections of various types and classes used to strengthen concrete in highway and building construction.

Reserve: In accordance with the JORC Code, virgin and/or accessed parts of a mineral resource base, which could be economically extracted or produced at the time of determination, considering environmental, legal and technological constraints. In accordance with the USGS, that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rolled steel (products): Steel with certain forms and geometric dimensions manufactured by drafting metal between rotary rolls of rolling mills.

Run-of-mine, or ROM coal: Coal that has not undergone the processes of classification and washing.

Saleable coal: Coal that has undergone the processes of classification and washing.

Scrap (Ferrous): Ferrous (iron-containing) material that generally is remelted and recast into new steel in electric arc furnaces. Integrated steel mills also use scrap metal for up to 25% of their basic oxygen furnace charge. Scrap metal includes waste steel generated from within metal-processing plants and steel mills through edge trimming and rejects.

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

Special steel: Alloyed steel produced by the addition of various metals (e.g., manganese) in small quantities during the steel-making process to improve mechanical properties such as strength and resistance to stress. Special steels are intermediary products between standard steel grades and stainless steel alloys (with a high content of nickel and chrome). Special steel products are typically used as long products (e.g., special bar quality, bearing steel, tool steel and high-speed steel).

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

In October 2012, Southern Kuzbass Coal Company entered into a cross currency option with Sberbank. The option is contracted in respect of three facilities amounting in total to 13.0 billion rubles (approximately $428.0 million), and its expiry date is October 6, 2017. The ruble-denominated facilities bear floating interest rate of 10.5%-11.5% per annum (subject to fulfillment of 37.5% ratio between the amount of the groups’ revenue credited on Sberbank’s accounts and the amount of liability under the facility agreement). The option is designed to convert the ruble notional amount into U.S. dollars at a pre-determined strike exchange rate (6.5 billion rubles – at the exchange rate of 31.04 rubles per 1 U.S. dollar, 5.0 billion rubles – at the exchange rate of 31.00 rubles per 1 U.S. dollar, 1.5 billion rubles – at the exchange rate of 30.80 rubles per 1 U.S. dollar) when the barrier exchange rate (indicated at Reuters) achieves 50 rubles per 1 U.S. dollar. Simultaneously, the interest rate is modified into floating 10.0%-11.0% per annum (subject to fulfillment of 37.5% ratio between the amount of the groups’ revenue credited on Sberbank’s accounts and the amount of liability under the facility agreement). After the triggering event, all future payments will be in U.S. dollars. The business objective of this instrument is the decrease of interest rate on the ruble-denominated facilities according to our expectations about U.S. dollar and ruble exchange rate fluctuations. The swap instrument was not designated as hedge for accounting purposes.

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2012, we did not have any forward transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2012.

Balance as of December 31, 2012	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(In thousands of U.S. dollars)
Current Assets:
Cash and cash equivalents	82,659	174,374	16,583	1,979	19,363	294,958
Accounts receivable, net	128,724	389,220	87,603	23,057	76,858	705,462
Due from related parties	14,961	235,568	4,680	56	9,087	264,352
Deferred income taxes	8,240	19,367	403	—	3,618	31,628
Current assets of discontinued operations	—	—	—	—	59,223	59,223
Prepayments and other current assets	12,360	300,107	13,886	53,484	82,437	462,274

Total current assets(1)	246,944	1,118,636	123,155	78,576	250,586	1,817,898

Current Liabilities:
Short-term borrowings and current portion of long-term debt	(827,361)	(354,763)	(208,453)	(46,055)	(24,117)	(1,460,750)
Accounts payable and accrued expenses:
Advances received	(64,816)	(84,764)	(2,326)	(383)	(2,592)	(154,881)
Accrued expenses and other current liabilities	(92,674)	(227,313)	(6,800)	(6,118)	(4,527)	(337,432)
Taxes and social charges payable	(9,016)	(215,235)	(10,874)	(67,874)	(11,285)	(314,284)
Unrecognized income tax benefit	(2,166)	(17,858)	—	—	(178)	(20,202)
Trade payables to vendors of goods and services	(64,940)	(859,541)	(78,946)	(37,378)	(12,539)	(1,053,344)
Pension obligations, current portion	(1,731)	(16,589)	(328)	(508)	(888)	(20,044)
Due to related parties	—	(187,277)	(6,285)	—	(5,535)	(199,097)
Asset retirement obligation, current portion	—	(4,643)	—	(285)	(95)	(5,023)
Deferred income taxes	(1,649)	(36,836)	—	—	—	(38,485)
Current liabilities of discontinued operations	—	—	—	—	(17,801)	(17,801)
Finance lease liabilities, current portion	(2,596)	(127,756)	(1,718)	—	(20)	(132,090)
Dividends payable	—	(3,086)	—	—	—	(3,086)

Total current liabilities	(1,066,950)	(2,135,660)	(315,730)	(158,602)	(79,578)	(3,756,519)

Long-term Liabilities:
Long-term debt, net of current portion	(2,467,990)	(5,029,550)	(430,461)	—	(1,488)	(7,929,489)
Pension obligations, net of current portion	(47,773)	(100,063)	(16,075)	(2,921)	(10,386)	(177,218)
Asset retirement obligation, net of current portion	(6,585)	(37,251)	—	(386)	(609)	(44,831)
Deferred income taxes	(628,239)	(588,286)	(7,937)	—	(275,528)	(1,499,990)
Finance lease liabilities, net of current portion	(72)	(344,502)	(3,126)	—	(68)	(347,768)
Other long-term liabilities	(364,106)	(6,079)	(97)	(17)	(12,669)	(382,968)

Total long-term liabilities	(3,514,765)	(6,105,731)	(457,696)	(3,324)	(300,748)	(10,382,264)

Net monetary assets (liabilities)	(4,344,660)	(7,554,606)	(650,327)	(45,414)	(129,855)	(12,683,162)

(1)	Does not include inventories, deferred costs of inventory in transit and advances issued to third parties and related parties.

The table below summarizes our debt position by currency and rate method as of December 31, 2012.

	U.S. Dollar	Ruble	Euro	Ron	Tenge	Turkish Lira	Total
	(In thousands of U.S. dollars)
Fixed-rate debt	720,430	4,332,920	54,723	—	16,585	9,020	5,133,678
Variable-rate debt	2,574,923	1,051,391	584,192	46,055	—	—	4,256,561

Total debt	3,295,353	5,384,311	638,915	46,055	16,585	9,020	9,390,239

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. As of December 31, 2012, we had $5,133.7 million in fixed-rate borrowings and $4,256.6 million in variable-rate borrowings.

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements in the future.

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our fixed-rate debt obligations as of December 31, 2012.

		Contractual Maturity Date as of December 31,						Annual Interest Rate (Actual at December 31, 2012)
	Currency	2013	2014	2015	2016	Thereafter	Total
		(In thousands of U.S. dollars)
Fixed-rate U.S. dollar debt:
Gazprombank	USD	—	—	166,667	222,222	111,111	500,000	7.5
Alfa-Bank	USD	—	—	—	150,000	—	150,000	5.9-7.9
Uralsib	USD	—	50,000	—	—	—	50,000	7.3
Other	USD	9,638	6,093	4,699	—	—	20,430	0.0-8.4

Total		9,638	56,093	171,366	372,222	111,111	720,430

Fixed-rate euro debt:
Uralsib	EUR	—	46,357	—	—	—	46,357	6.8
Raiffeisenbank	EUR	5,960	—	—	—	—	5,960	1.1
Other	EUR	473	348	327	265	993	2,406	1.6-2.3

Total		6,433	46,705	327	265	993	54,723

Fixed-rate ruble debt:
Bonds	RUR	195,635	546,543	928,465	599,222	131,697	2,401,562	7.4-11.3
Gazprombank	RUR	42,017	26,622	536,367	14,968	197,546	817,520	9.8-11.0
Sberbank	RUR	50,899	36,926	95,841	245,276	134,646	563,588	9.5-14.0
VTB	RUR	8,190	57,069	114,138	114,138	142,672	436,207	9.0-12.0
EBR	RUR	15,371	30,742	30,742	15,371	—	92,226	9.2
Other	RUR	21,580	13	—	—	224	21,817	0.0-7.5

Total		333,692	697,915	1,705,553	988,975	606,785	4,332,920

		Contractual Maturity Date as of December 31,						Annual Interest Rate (Actual at December 31, 2012)
	Currency	2013	2014	2015	2016	Thereafter	Total
		(In thousands of U.S. dollars)
Fixed-rate tenge debt:
Sberbank	KZT	16,585	—	—	—	—	16,585	9.5

Total		16,585	—	—	—	—	16,585

Fixed-rate Turkish lira debt:
Other	TRY	7,533	1,487	—	—	—	9,020	11.0-14.0

Total		7,533	1,487	—	—	—	9,020
Total debt:		373,881	802,200	1,877,246	1,361,462	718,889	5,133,678

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our variable-rate debt obligations as of December 31, 2012.

		Contractual Maturity Date as of December 31,						Average Annual Interest Rate (Actual at December 31, 2012)
	Currency	2013	2014	2015	2016	Thereafter	Total
		(In thousands of U.S. dollars)
Variable-rate U.S. dollar debt:
Syndicated Loan	USD	47,808	573,694	382,462	—	—	1,003,964	5.3
Gazprombank	USD	444,444	444,444	111,112	—	—	1,000,000	5.6
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	USD	135,821	58,679	1,813	—	—	196,313	3.1-5.9
Fortis	USD	21,736	21,163	21,163	21,163	63,488	148,713	7.5
Sberbank	USD	123,500	7,833	—	—	—	131,333	4.3-6.4
Raiffeisenbank	USD	—	39,600	3,650	—		43,250	5.1-5.3
Other	USD	44,414	2,312	2,312	2,312	—	51,350	1.8-3.2
Total		817,723	1,147,725	522,512	23,475	63,488	2,574,923

Variable-rate euro debt:
Fortis	EUR	30,584	29,455	28,594	26,896	90,377	205,906	1.7-5.7
ING	EUR	37,293	10,830	8,770	6,711	21,421	85,025	1.6-3.9
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	EUR	17,293	13,329	10,750	9,881	27,037	78,290	1.0-4.8
VTB	EUR	66,924	—	—	—	—	66,924	5.3-5.4
Gazprombank	EUR	—	35,762	—	—	—	35,762	4.3
Raiffeisenbank	EUR	12,225	3,017	3,017	1,508	—	19,767	2.4-3.4
Sberbank	EUR	7,174	—	—	—	—	7,174	6.3
Other	EUR	30,528	11,352	10,609	10,219	22,636	85,344	1.3-7.3
Total		202,021	103,745	61,740	55,215	161,471	584,192

		Contractual Maturity Date as of December 31,						Average Annual Interest Rate (Actual at December 31, 2012)
	Currency	2013	2014	2015	2016	Thereafter	Total
		(In thousands of U.S. dollars)
Variable-rate ruble debt:
Sberbank	RUR	—	246,932	246,932	—	—	493,864	10.5
VTB	RUR	—	223,885	223,885	—	—	447,770	11.7
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	RUR	21,070	10,535	—	—	—	31,605	8.0
Other	RUR	—	78,152	—	—	—	78,152	12.1
Total		21,070	559,504	470,817	—	—	1,051,391

Variable-rate LEI debt:
Raiffeisenbank	RON	46,055	—	—	—	—	46,055	9.9
Total		46,055	—	—	—	—	46,055

Total debt:		1,086,869	1,810,974	1,055,069	78,690	224,959	4,256,561

The carrying amounts of short-term loans approximate their fair values due to their short maturity. As of December 31, 2012, the fair value of variable and fixed rate long-term loans (based on future cash flows discounted at current long-term market rates available for corporations) was as follows:

	Carrying Value Including Interest Accrued as of December 31, 2012	Fair Value as of December 31, 2012
	(In thousands of U.S. dollars)
Russian ruble-denominated debt	5,098,403	4,817,314
U.S. dollar-denominated debt	2,479,536	2,468,734
Euro-denominated debt	433,346	430,135
Turkish lira-denominated debt	1,487	1,487

Total long-term debt	8,012,772	7,717,670

Commodity Price Risk

In the normal course of our business, we are primarily exposed to market risk of price fluctuations related to the purchase, production and sale of steel products, and to a lesser extent, to the purchase, production and sale of coal, coke and other products.

We do not use commodity derivatives or long-term, fixed-price sales contracts to manage our commodity price risks.

Under certain of our ferroalloy products sales agreements, we grant a third-party reseller a sales price concession under which the selling price, which is typically prepaid by the reseller, is subject to adjustment based upon the level of market prices using the LME. Historically, these selling price adjustments occur within a one month period from the date the products are delivered to the reseller. As of December 31, 2012, we had no stocks in the distribution channels. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates — Revenue recognition.”

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

Item 12. Description of Securities Other than Equity Securities

Depositary Fees and Charges

Our common American Depositary Shares, or common ADSs, each representing one common share, are traded on the NYSE under the symbol “MTL.” The common ADSs are evidenced by common American Depositary Receipts, or common ADRs, issued by Deutsche Bank Trust Company Americas, as depositary (“DBTCA”) under the Deposit Agreement, dated as of July 27, 2004, among Mechel OAO, Deutsche Bank Trust Company Americas, and holders and beneficial owners of common ADSs, as amended on May 21, 2007 and May 19, 2008. Common ADS holders are required to pay the following service fees to DBTCA:

Service	Fees (In U.S. dollars)
Issuance of common ADSs	Up to $	0.05 per common ADS
Cancellation of common ADSs	Up to $	0.05 per common ADS
Distribution of cash dividends or other cash distributions	Up to $	0.02 per common ADS
Distribution of common ADSs pursuant to (1) stock dividends, free stock distributions or (2) exercises of rights to purchase additional common ADSs or distribution of proceeds thereof	Up to $	0.05 per common ADS
Distribution of securities other than common ADSs or rights to purchase additional common ADSs or the distribution of proceeds thereof	Up to $	0.05 per common ADS
Common ADR transfer, combination or split-up fee		$1.50 per transfer
Share register inspection annual fee		$0.01 per common ADS
Operation and maintenance annual fee		$0.02 per common ADS	*

*	This fee, when combined with the fees for cash distributions, shall not exceed $0.02 per common ADS per year.

Our preferred American Depositary Shares, or preferred ADSs, each representing one-half of a preferred share, are traded on the NYSE under the symbol “MTL PR.” The preferred ADSs are evidenced by preferred American Depositary Receipts, or preferred ADRs, issued by DBTCA under the Deposit Agreement, dated as of May 12, 2010, among Mechel OAO, Deutsche Bank Trust Company Americas, and holders and beneficial owners of preferred ADSs. Preferred ADS holders are required to pay the following service fees to DBTCA:

Service	Fees (In U.S. dollars)
Issuance of preferred ADSs	Up to $0.05 per preferred ADS
Cancellation of preferred ADSs	Up to $0.05 per preferred ADS
Distribution of cash dividends or other cash distributions	Up to $0.02 per preferred ADS
Distribution of preferred ADSs pursuant to (1) stock dividends, free stock distributions or (2) exercises of rights to purchase additional preferred ADSs or distribution of proceeds thereof	Up to $0.05 per preferred ADS

Service	Fees (In U.S. dollars)
Distribution of securities other than preferred ADSs or rights to purchase additional preferred ADSs or the distribution of proceeds thereof	Up to $0.05 per preferred ADS
Preferred ADR transfer, combination or split-up fee	$1.50 per transfer
Share register inspection annual fee	$0.01 per preferred ADS
Operation and maintenance annual fee	$0.02 per preferred ADS*

*	This fee, when combined with the fees for cash distributions, shall not exceed $0.02 per preferred ADS per year.

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

Depositary Payments for 2010, 2011 and 2012

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. DBTCA reimbursed us $1.242 million in regard to our common ADS-program for the years ended December 31, 2009 and 2010. DBTCA also reimbursed us $2.494 million in regard to our preferred ADS-program for the year ended December 31, 2010. For the year ended December 31, 2011, DBTCA reimbursed us $4.667 million in regard to our common ADS-program. For the year ended December 31, 2012, DBTCA reimbursed us $1.725 million in regard to our common ADS-program.

In addition, for the years ended December 31, 2010, 2011 and 2012, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Payment (In U.S. dollars) For the Year Ended December 31,
Category	2010	2011	2012
NYSE listing fees	132,029	100,459	85,197
Proxy solicitation expenses	20,000	20,000	20,000
ADS holder identification expenses	15,000	15,000	30,000
Full targeting project	13,000	20,000	—
Perception study	—	25,000	—
BD corporate	5,000	5,000	5,000

Total	185,029	185,459	140,197

In addition, DBTCA waived the cost of various ADR programs-related support services that it provided to us in 2012. DBTCA had valued these services at $237,500 per annum for common ADSs when DBTCA was re-appointed in 2008 and $190,000 per annum for preferred ADSs when DBTCA was appointed in 2010. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

As required by Rules 13a-15f and 15d-15f under the Securities Exchange Act of 1934, management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and other procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2012, the company’s disclosure controls and procedures were effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework.” Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2012.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on our management’s assessment of internal controls, a copy of which appears below.

(c)	Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of Mechel OAO

We have audited Mechel OAO, an open joint-stock company, and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of the effectiveness of internal control over financial reporting did not include the internal controls of Cognor Stahlhandel and Lomprom Rostov acquired in 2012, which are included in the 2012 consolidated financial statements of the Group and constituted $236 million and $11 million of total and net assets, respectively, as of December 31, 2012 and contributed $101 million to the consolidated revenues and $9 million of net loss to the Group’s consolidated income for the year then ended. Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal controls of these entities.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012, of the Group and our report dated April 16, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

April 16, 2013

(d)	Remediation Activities and Changes in Internal Control over Financial Reporting

We undertook the following efforts in 2012 to address the material weakness, identified by us in 2011, that we have determined to be a material change in our Internal Control over Financial Reporting.

We did not have an adequate system of internal controls over the preparation and review of the Group’s U.S. GAAP consolidated financial statements, U.S. GAAP transformation process, and the Group reporting packages received from subsidiaries.

In order to remediate this material weakness, we have performed the following actions:

a)	we continued to improve our accounting and consolidation system;

b)	we continued to train the Group’s staff at our subsidiaries who are responsible for the preparation of the reporting packages where material errors had been made in 2011;

c)	we conducted a training program for the Group’s staff involved in U.S. GAAP transformation and the consolidation process;

d)	we improved our detailed checklists to facilitate the review controls over various aspects of the financial statement closing process.

Management has determined that these corrective actions, taken as a whole, have remediated the material weakness described above.

Except for the remediation efforts undertaken as described above, there have been no material changes in our internal control over financial reporting identified in the evaluation required by Rule 13a-15f or Rule 15d-15f of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Roger Gale, chairman of our audit committee, is an “audit committee financial expert.” Mr. Gale is independent in accordance with SEC Rule 10A-3. For a description of Mr. Gale’s experience, see “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.”

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees. It is available at www.mechel.com and www.mechel.ru. Hard copies of our code of business conduct and ethics are available free of charge to any person upon request. In order to request a hard copy, please send an inquiry to ir@mechel.com indicating postal address to which the hard copies should be sent and a contact person.

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2012, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2012 and 2011, respectively.

	Year Ended December 31,
	2012	2011
	(In thousands of U.S. dollars, net of VAT)
Audit Fees	6,072.9	12,837.6
Audit-related Fees	—	—
Tax Fees	36.2	35.0
Other Fees	—	2.8

Total	6,109.1	12,875.4

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2012 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our shares, GDSs or ADSs in 2012.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The NYSE permits us to follow certain home country corporate governance practices, which differ from those required for U.S. companies under the NYSE Listed Company Manual. The following table sets forth the most important differences between the NYSE corporate governance requirements for U.S. companies under the NYSE Listed Company Manual Section 303A and our current practices.

NYSE Corporate Governance Rules for U.S. Companies	Our Corporate Governance Practices
A majority of directors must be independent, as determined by the board. (Section 303A.01 and 02).	We comply with this requirement, although it is not required for foreign private issuers like Mechel.

Non-management directors must meet at regularly scheduled executive sessions without management. (Section 303A.03).	Our Bylaw on the Board of Directors, which is posted in the “Corporate Governance” section of our corporate website, provides that before each meeting of the board of directors, independent directors shall hold a consultation in the absence of management.

Listed companies must have a nominating/corporate governance and a compensation committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities, as well as annual performance evaluation of the committee. (Section 303A.04 and 05).	We have a Committee on Appointments and Remuneration, which has four independent members. The Bylaw on Appointments and Remuneration Committee of the Board of Directors is posted in the “Corporate Governance” section of our corporate website.

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. (Section 303A.06).	We comply with this requirement.

Audit committee must have a minimum of three members and have a written charter specifying the committee’s purpose, an annual performance evaluation and its duties and responsibilities. (Section 303A.07(a) and(b)).	Our Audit Committee has three members. The Bylaw on the Audit Committee of the Board of Directors is posted in the “Corporate Governance” section of our corporate website.

Listed companies must have an internal audit function. (Section 303A.07(c)).	We have an Internal Control and Audit Department. The Bylaw on the Internal Control and Audit Department is posted in the “Corporate Governance” section of our corporate website.

Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto. (Section 303A.08).	As a Russian company, we are subject to the mandatory requirements of the Russian Joint-Stock Companies Law. The items on which shareholders can vote cannot be altered.

Listed companies must adopt and disclose corporate governance guidelines. (Section 303A.09).	Our corporate governance guidelines are reflected in our various corporate documents, such as the Bylaw on the Board of Directors and the Code of Corporate Governance, all of which are posted in the “Corporate Governance” section of our website.

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (Section 303A.10).	Our Code of Business Conduct and Ethics is posted in the “Corporate Governance” section of our website.

Item 16H. Mine Safety Disclosure

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) if the Dodd-Frank Wall Street Reform and Consumer Protection Act or this Item 16H is included in Exhibit 16.

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Charter of Mechel OAO (new version) registered on June 30, 2011

1.2	Amendment to Charter of Mechel OAO registered on October 11, 2011

1.3	Amendment to Charter of Mechel OAO registered on December 12, 2011

1.4	Amendment to Charter of Mechel OAO registered on March 13, 2012

1.5	Amendment to Charter of Mechel OAO registered on November 22, 2012

1.6	Amendment to Charter of Mechel OAO registered on January 9, 2013

1.7	Amendment to Charter of Mechel OAO registered on February 25, 2013

8.1	Subsidiaries of Mechel

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16	Mine Safety Disclosure

101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2011 (ii) Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, (iv) Consolidated Statements of Equity for the years ended December 31, 2012, 2011 and 2010, and (vi) Notes to the Consolidated Financial Statements*

*	Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section II or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections

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
Name: Evgeny V. Mikhel
Title: Chief Executive Officer

Date: April 16, 2013

CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors

Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As more fully described in Note 2(h) to the consolidated financial statements, the value of property, plant, and equipment pertaining to noncontrolling shareholders in the accounting for acquisitions of various subsidiaries before January 1, 2009 has been recorded at appraised values rather than at historical cost as then required by accounting principles generally accepted in the United States. As of December 31, 2012, the depreciated appraised values of property, plant, and equipment pertaining to noncontrolling shareholders approximate their depreciated historical cost. Accordingly, our unqualified opinion on the consolidated financial statements of the Group as of December 31, 2012 and for the year then ended is different from our qualified opinion on the consolidated financial statements of the Group as of December 31, 2011, and for each of the three years ended December 31, 2011, expressed in our report dated May 10, 2012.

In our opinion, except for the effects of the matter discussed in the preceding paragraph on the financial position of the Group as of December 31, 2011, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

April 16, 2013

MECHEL OAO

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

	Notes		December 31, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	4		$294,958	$642,648
Accounts receivable, net of allowance for doubtful accounts of $84,367 in 2012 and $46,062 in 2011	5		705,462	816,446
Due from related parties, net of allowance of $919,113 in 2012	9		451,377	1,315,288
Inventories	6		2,073,189	2,592,896
Deferred income taxes	19		31,629	35,719
Current assets of discontinued operations	3	(e)	59,223	16,209
Prepayments and other current assets	7		561,789	653,461

Total current assets			4,177,627	6,072,667
Long-term investments in related parties	8		7,853	8,150
Other long-term investments	8		14,671	13,997
Property, plant and equipment, net	10		7,798,839	7,049,625
Mineral licenses, net	11		4,658,657	4,733,676
Other non-current assets	12		183,566	203,745
Deferred income taxes	19		55,243	27,817
Goodwill	3	(h)	798,847	1,049,514
Non-current assets of discontinued operations	3	(e)	—	150,608
Total assets			$17,695,303	$19,309,799

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	13		$1,460,750	$2,651,357
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services			1,053,344	972,920
Advances received			154,881	205,994
Accrued expenses and other current liabilities			337,433	280,935
Taxes and social charges payable			314,283	276,580
Unrecognized income tax benefits	19		20,202	2,190
Due to related parties	9		199,097	179,672
Asset retirement obligations, current portion	15		5,023	3,648
Deferred income taxes	19		38,485	41,822
Current liabilities of discontinued operations	3	(e)	17,801	5,183
Pension obligations, current portion	16		20,044	22,005
Dividends payable			3,086	4
Finance lease liabilities, current portion	17		132,090	96,907

Total current liabilities			3,756,519	4,739,217
Long-term debt, net of current portion	13		7,929,489	6,732,029
Asset retirement obligations, net of current portion	15		44,831	39,593
Pension obligations, net of current portion	16		177,218	143,673
Deferred income taxes	19		1,499,990	1,514,864
Finance lease liabilities, net of current portion	17		347,768	375,249
Due to related parties	9		16,862	—
Long-term liabilities of discontinued operations	3	(e)	—	17,337
Commitments and contingencies	25
Other long-term liabilities			382,969	382,511
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2012 and 2011)	18		133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2012 and 2011)	18		25,314	25,314
Additional paid-in capital			845,215	845,994
Accumulated other comprehensive loss			(326,933)	(356,580)
Retained earnings			2,500,278	4,345,754

Equity attributable to shareholders of Mechel OAO			3,177,381	4,993,989

Noncontrolling interests	3	(i)	362,276	371,337

Total equity			3,539,657	5,365,326
Total liabilities and equity			$17,695,303	$19,309,799

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share and per share amounts)

			Year ended December 31,
	Notes		2012	2011	2010
Revenue, net (including related party amounts of $759,577, $904,876 and $686,172 during 2012, 2011 and 2010, respectively)	24		$11,274,933	$12,541,145	$9,746,646
Cost of goods sold (including related party amounts of $844,214, $1,612,001 and $1,225,802 during 2012, 2011 and 2010, respectively)			(8,024,210)	(8,236,807)	(6,179,612)

Gross profit	24		3,250,723	4,304,338	3,567,034

Selling, distribution and operating expenses:
Selling and distribution expenses			(1,761,961)	(1,736,265)	(1,435,228)
Taxes other than income tax	20		(127,147)	(102,788)	(110,740)
Accretion expense	15		(5,021)	(6,659)	(6,545)
Loss on write-off of property, plant and equipment	10		(11,429)	(11,006)	(10,776)
Impairment of goodwill and long-lived assets	23		(707,891)	—	—
Provision for amounts due from related parties	9		(919,113)	—	—
Provision (recovery of provision) for doubtful accounts			(28,344)	1,331	11,460
General, administrative and other operating expenses, net	21		(587,692)	(608,847)	(482,993)

Total selling, distribution and operating expenses, net			(4,148,598)	(2,464,234)	(2,034,822)

Operating (loss) income			(897,875)	1,840,104	1,532,212

Other income and (expense):
Income from equity investments	8		475	304	1,184
Interest income			70,509	16,785	17,167
Interest expense			(669,353)	(560,548)	(558,284)
Foreign exchange gain (loss)			88,711	(117,076)	(14,544)
Other income (expenses), net	22		30,232	(7,002)	(8,531)

Total other income and (expense), net			(479,426)	(667,537)	(563,008)

(Loss) income from continuing operations, before income tax and discontinued operations	19		(1,377,301)	1,172,567	969,204

Income tax expense	19		(179,155)	(360,750)	(276,630)

(Loss) income from continuing operations			(1,556,456)	811,817	692,574
Net loss from discontinued operations, net of income tax	3	(e)	(108,429)	(8,370)	(600)

Net (loss) income			(1,664,885)	803,447	691,974
Less: Net loss (income) attributable to noncontrolling interests	3	(i)	317	(75,562)	(34,761)

Net (loss) income attributable to shareholders of Mechel OAO			(1,664,568)	727,885	657,213

Less: Dividends on preferred shares	18		(79,056)	(78,281)	(8,780)

Net (loss) income attributable to common shareholders of Mechel OAO			$(1,743,624)	$649,604	$648,433

Net (loss) income			$(1,664,885)	$803,447	$691,974
Currency translation adjustment			70,893	(170,794)	(26,218)
Change in pension benefit obligation			(17,778)	(7,160)	(9,466)
Adjustment of available-for-sale securities			(300)	(2,245)	4,838

Comprehensive (loss) income			(1,612,070)	623,248	661,128

Comprehensive income attributable to noncontrolling interests			(22,851)	(50,527)	(32,498)

Comprehensive (loss) income attributable to shareholders of Mechel OAO			$(1,634,921)	$572,721	$628,630

Basic and diluted (loss) earnings per share:
(Loss) earnings per share from continuing operations	18		$(3.93)	$1.58	$1.56
Loss per share effect from discontinued operations			(0.26)	(0.02)	(0.00)

Net (loss) earnings per share	18		$(4.19)	$1.56	$1.56

Weighted average number of shares outstanding	18		416,270,745	416,270,745	416,270,745

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2012	2011	2010
Cash Flows from Operating Activities
Net (loss) income from continuing operations attributable to shareholders of Mechel OAO		$(1,556,139)	$736,255	$657,813
Net (loss) income from continuing operations attributable to noncontrolling interests		(317)	75,562	34,761

Net (loss) income from continuing operations		(1,556,456)	811,817	692,574
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities:
Depreciation		438,661	372,558	329,440
Depletion and amortization		147,557	183,799	144,621
Foreign exchange (gain) loss		(88,711)	117,076	14,544
Deferred income taxes	19	(66,035)	7,782	75,354
Provision (recovery of provision) for doubtful accounts		28,344	(1,331)	(11,460)
Change in inventory reserves	6	41,035	18,276	(20,225)
Accretion expense	15	5,021	6,659	6,545
Loss on write-off of property, plant and equipment	10	11,429	11,006	10,776
Income from equity investments	8	(475)	(304)	(1,184)
Impairment of goodwill and long-lived assets	23	707,891	—	—
Provision for amounts due from related parties	9	919,113	—	—
Non-cash interest on pension liabilities	16	12,159	13,583	14,405
(Gain) loss on sale of property, plant and equipment		(7,477)	(7,422)	3,605
Change in asset retirement obligations		(4,998)	(6,823)	(11,262)
Gain on accounts payable with expired legal term	22	(4,057)	(5,390)	(5,523)
Gain on forgiveness of fines and penalties	22	(2,777)	(47)	—
Amortization of loan origination fee		54,718	53,352	41,970
Loss resulting from accretion and remeasurement of contingent obligation	14	1,906	1,760	1,630
Pension benefit plan curtailment gain	16	(1,691)	(38,711)	(13,910)
Gain from bargain purchase		—	—	(7,515)
Remeasurement of equity interest		—	—	2,044
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	16	4,725	5,165	6,397
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable		66,310	(318,039)	(147,299)
Inventories		634,527	(763,371)	(760,535)
Trade payable to vendors of goods and services		72,954	257,599	53,253
Advances received		(56,418)	(145,604)	85,929
Accrued taxes and other liabilities		59,416	13,938	143,703
Settlements with related parties		(241,908)	390,940	(506,676)
Other current assets		99,748	(80,961)	(260,424)
Advanced payments to non-state pension funds		—	—	(4,922)
Dividends received		25,956	—	—
Unrecognized income tax losses (benefits)		17,598	(2,285)	(12,965)
Net operation cash flows of discontinued operations		(6,737)	(12,484)	(10,594)

Net cash provided by (used in) operating activities		1,311,328	882,538	(147,704)

continued on next page

MECHEL OAO

Consolidated Statements of Cash Flows

(continued)

(in thousands of U.S. dollars)

			Year ended December 31,
	Notes		2012	2011	2010
continued from previous page

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	3	(c)	(32,810)	(70,044)
Acquisition of Cognor, less cash acquired	3	(a)	(24,172)	—	—
Acquisition of Lomprom Rostov, less cash acquired	3	(b)	(24)	—	—
Advance payment received in association with sale of TPP Rousse shares			2,640	—	—
Acquisition of TPP Rousse, less cash acquired	3	(d)	—	—	(70,181)
Acquisition of SC Donau Commodities SRL, less cash acquired	3	(g)	—	—	(11,040)
Acquisition of Ramateks, less cash acquired	3	(f)	—	—	(2,640)
Acquisition of other subsidiaries, less cash acquired			—	(5,643)	(5,621)
Capital contribution in affiliates			—	(571)	—
Proceeds from asset trust management			—	—	7,126
Proceeds from disposal of investments in affiliates			2,998	6	2,834
Proceeds from disposal of securities			—	—	9,346
Short-term loans issued and other investments (including related party amounts of $nil in 2012 and $944,530 in 2011)			(4,451)	(1,089,850)	(275,811)
Proceeds from short-term loans issued			217,810	353,624	207,132
Proceeds from disposals of property, plant and equipment			23,498	20,469	9,768
Prepayment for the participation in auction			—	(7,869)	—
Purchases of mineral licenses			(6,079)	(23,088)	—
Cash flows from discontinued operations			4,174	8,642	233
Purchases of property, plant and equipment			(1,022,721)	(1,803,908)	(991,552)

Net cash used in investing activities			(839,137)	(2,618,232)	(1,120,406)

Cash Flows from Financing Activities
Proceeds from borrowings			3,977,809	5,938,730	8,181,372
Repayment of borrowings			(4,405,881)	(3,583,229)	(6,872,133)
Dividends paid			(186,443)	(210,233)	(23,325)
Dividends paid to noncontrolling interest			(29,054)	—	—
Acquisition of noncontrolling interest in subsidiaries	3	(i)	(632)	(283)	(17,481)
Repayment of obligations under finance lease			(149,471)	(99,372)	(55,718)
Cash flows from discontinued operations			(1,477)	(1,628)	(2,589)
Sale leaseback proceeds			3,143	35,049	—

Net cash (used in) provided by financing activities			(792,006)	2,079,034	1,210,126

Effect of exchange rate changes on cash and cash equivalents			(27,875)	(41,117)	(16,287)

Net (decrease) increase in cash and cash equivalents			(347,690)	302,223	(74,271)
Cash and cash equivalents at beginning of period	4		642,648	340,425	414,696

Cash and cash equivalents at end of period	4		$294,958	$642,648	$340,425

Supplementary Cash Flow Information
Interest paid, net of amount capitalized			$548,858	$531,527	$583,899
Income taxes paid, net			$212,962	$529,844	$209,991
Non-cash Activities
Acquisition of equipment under finance lease			$131,846	$427,000	$141,541

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Equity

(in thousands of US dollars, except share numbers)			Common shares		Preferred shares		Additional paid-in capital	Accumula- ted other comprehen- sive (loss) income	Retained earnings	Equity attributable to share- holders of Mechel OAO	Noncontrolling interests	Total equity
	Notes		Shares	Amount	Shares	Amount
Balance at December 31, 2009			416,270,745	$133,507	83,254,149	$25,314	$859,338	$(172,833)	$3,192,631	$4,037,957	$292,732	$4,330,689

Net income			—	—	—	—	—	—	657,213	657,213	34,761	691,974
Dividends	18		—	—	—	—	—	—	(23,325)	(23,325)	—	(23,325)
Cumulative translation adjustment			—	—	—	—	—	(23,955)	—	(23,955)	(2,263)	(26,218)
Adjustment of available-for-sale securities			—	—	—	—	—	4,838	—	4,838	—	4,838
Change in pension benefit obligation			—	—	—	—	—	(9,466)	—	(9,466)	—	(9,466)
Acquisitions of noncontrolling interests	3	(i)	—	—	—	—	(12,201)	—	—	(12,201)	(5,280)	(17,481)

Balance at December 31, 2010			416,270,745	$133,507	83,254,149	$25,314	$847,137	$(201,416)	$3,826,519	$4,631,061	$319,950	$4,951,011

Net income			—	—	—	—	—	—	727,885	727,885	75,562	803,447
Dividends	18		—	—	—	—	—	—	(208,650)	(208,650)	—	(208,650)
Cumulative translation adjustment			—	—	—	—	—	(145,759)	—	(145,759)	(25,035)	(170,794)
Adjustment of available-for-sale securities			—	—	—	—	—	(2,245)	—	(2,245)	—	(2,245)
Change in pension benefit obligation			—	—	—	—	—	(7,160)	—	(7,160)	—	(7,160)
Acquisitions of noncontrolling interests	3	(i)	—	—	—	—	(1,143)	—	—	(1,143)	860	(283)

Balance at December 31, 2011			416,270,745	$133,507	83,254,149	$25,314	$845,994	$(356,580)	$4,345,754	$4,993,989	$371,337	$5,365,326

Net loss			—	—	—	—	—	—	(1,664,568)	(1,664,568)	(317)	(1,664,885)
Dividends declared to shareholders of Mechel OAO	18		—	—	—	—	—	—	(180,908)	(180,908)	—	(180,908)
Dividends declared to noncontrolling interest			—	—	—	—	—	—	—	—	(32,113)	(32,113)
Cumulative translation adjustment			—	—	—	—	—	47,725	—	47,725	23,168	70,893
Adjustment of available-for-sale securities			—	—	—	—	—	(300)	—	(300)	—	(300)
Change in pension benefit obligation			—	—	—	—	—	(17,778)	—	(17,778)	—	(17,778)
Acquisitions of noncontrolling interests and effect of changes in ownership of subsidiaries within the Group	3	(i)	—	—	—	—	(779)	—	—	(779)	201	(578)

Balance at December 31, 2012			416,270,745	$133,507	83,254,149	$25,314	$845,215	$(326,933)	$2,500,278	$3,177,381	$362,276	$3,539,657

See accompanying notes to consolidated financial statements

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

1.	GENERAL

(a)	Formation

Mechel OAO (“Mechel”, formerly – Mechel Steel Group OAO) was incorporated on March 19, 2003, under the laws of the Russian Federation in connection with a reorganization to serve as a holding company for various steel and mining companies owned by two individual shareholders (the “Controlling Shareholders”). The Controlling Shareholders, directly or through their affiliates, either acquired existing companies or established new companies, at varying dates from 1995 through March 19, 2003, which were contributed to Mechel after its formation. Mechel and its subsidiaries are collectively referred to herein as the “Group”. Set forth below is a summary of the Group’s primary subsidiaries:

Name of subsidiary	Registered in	Core business	Date control acquired/date of incorporation (*)	Interest in voting stock held by the Group at December 31,
				2012	2011	2010
Mechel International Holdings GmBH (MIH)	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)**	Liechtenstein	Trading	Oct 30, 2000	–	100.0%	100.0%
Mechel Trading House (MTH)	Russia	Trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	Jan 21, 1999	96.6%	96.6%	96.6%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.5%	74.5%	74.5%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	94.2%	94.2%	94.2%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	84.1%	84.1%	84.1%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	91.5%	91.4%	91.4%
Mechel Targoviste S.A.	Romania	Steel products	Aug 28, 2002	86.6%	86.6%	86.6%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	85.6%	85.6%	85.6%
Mechel Campia Turzii S.A.	Romania	Steel products	June 20, 2003	86.6%	86.6%	86.6%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Energo	Russia	Power trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	97.1%	97.1%	97.1%
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Izhstal	Russia	Steel products	May 14, 2004	90.0%	88.4%	88.4%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	90.4%
Mechel Service	Russia	Trading	May 5, 2005	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec 20, 2005	100.0%	100.0%	100.0%
Metals Recycling	Russia	Scrap collecting	March 14, 2006	100.0%	100.0%	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	99.5%	99.5%	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.3%	98.3%	98.3%
Mechel Finance***	Russia	Corporate finance	June 6, 2007	–	–	100.0%
Kuzbass Power Sales Company (KPSC)	Russia	Power sales	June 30, 2007	72.1%	72.1%	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%	100.0%	100.0%
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%	100.0%	100.0%
Mechel-Carbon	Switzerland	Trading	April 2, 2008	100.0%	100.0%	100.0%
Ductil Steel S.A. (Ductil Steel)	Romania	Steel products	April 8, 2008	100.0%	100.0%	100.0%
Oriel Resources Ltd. (Oriel)	Great Britain	Chrome and nickel	Apr 17, 2008	100.0%	100.0%	100.0%

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Name of subsidiary	Registered in	Core business	Date control acquired/date of incorporation (*)	Interest in voting stock held by the Group at December 31,
				2012	2011	2010
Mechel-Mining OAO	Russia	Holding	April 18, 2008	98.69%	98.69%	98.69%
HBL Holding GmbH (HBL)	Germany	Trading	Sept 26, 2008	100.0%	100.0%	100.0%
Mechel Remservice	Russia	Repairs	Feb 9, 2009	100.0%	100.0%	100.0%
The BCG Companies	USA	Coal mining	May 7, 2009	100.0%	100.0%	100.0%
Laminorul S.A.	Romania	Steel products	Feb 25, 2010	90.9%	90.9%	90.9%
Ramateks	Turkey	Trading	June 18, 2010	100.0%	100.0%	100.0%
Toplofikatsia Rousse (TPP Rousse)	Bulgaria	Power generation	Dec 9, 2010	100.0%	100.0%	100.0%
Mechel Mining Trading House	Russia	Trading	May 19, 2011	100.0%	100.0%	–
Invicta Merchant Bar	Great Britain	Steel products	Aug 22, 2011	100.0%	100.0%	–
Donetsk Electrometallurgical Plant (DEMP)	Ukraine	Steel products	Dec 22, 2011	100.0%	100.0%	–
Cognor Stahlhandel GmBH (Cognor)	Austria	Trading	Sept 25, 2012	100.0%	–	–
Lomprom Rostov	Russia	Scrap processing	Nov 22, 2012	100.0%	–	–

*	Date, when a control interest was acquired or a new company established by either the Group or Controlling Shareholders.
**	Mechel Metal Supply AG (MMS) was liquidated on December 17, 2012.
***	Mechel Finance was liquidated on February 24, 2011.

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

Shareholders in each of Mechel’s subsidiaries before the restructuring who were not Controlling Shareholders did not contribute any shares in these subsidiaries to Mechel in exchange for its shares and were considered as outside the control group, and these shareholders retained a noncontrolling interest in the subsidiaries. Thus, to the extent noncontrolling interests existed in the entities under common control prior to March 19, 2003, such noncontrolling interests did not change as a result of the formation of Mechel and the reorganization of the Group.

During 2006, one of the Controlling Shareholders sold all his Mechel’s stock to the other Controlling Shareholder, and the Ownership, Control and Voting Agreement was terminated on December 21, 2006.

(c)	Basis of presentation

The formation of Mechel and contribution of the subsidiaries’ shares into Mechel’s capital represents a reorganization of entities under common control, and accordingly, has been accounted for in a manner similar to a pooling for the periods presented.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

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

The consolidated financial statements of the Group include the accounts of all majority owned subsidiaries where no noncontrolling interests or group of noncontrolling interests exercises substantive participating rights. Investments in companies that the Group does not control, but has the ability to exercise significant influence over their operating and financial policies, are accounted for under the equity method. Accordingly, the Group’s share of net earnings and losses from these companies is included in the consolidated income statements as income from equity investments. All other investments in equity securities are recorded at cost and adjusted for impairment, if any. Intercompany profits, transactions and balances have been eliminated in consolidation.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The Group accounts for its business acquisitions according to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”), and FASB ASC 810, “Consolidation” (“ASC 810”). The Group applies the acquisition method of accounting and recognizes the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, based on their respective estimated fair values measured as of that date. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items.

(d)	Goodwill

Goodwill represents the excess of the consideration transferred plus the fair value of any noncontrolling interests in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. For the acquisitions with the effective date before January 1, 2009, the excess of the fair value of net assets acquired over cost, known as negative goodwill, was allocated to the acquired non-current assets, except for the deferred taxes, if any, until they were reduced to zero. Since January 1, 2009, the excess of the fair value of net assets acquired over the fair value of the consideration transferred plus the fair value of any noncontrolling interests is recognized as a gain in the consolidated statements of operations and comprehensive income (loss) on the acquisition date.

For investees accounted for under the equity method, the excess of cost to acquire a share in those companies over the Group’s share of fair value of their net assets as of the acquisition date is treated as goodwill embedded in the investment account. Goodwill arising from equity method investments is not amortized, but tested for impairment on annual basis.

(e)	Noncontrolling interest

Noncontrolling interests in the net assets and net results of consolidated subsidiaries are shown under the “Noncontrolling interests” and “Net income (loss) attributable to noncontrolling interests” lines in the accompanying consolidated balance sheets and statements of operations and comprehensive income (loss),

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

respectively. Losses attributable to the Group and the noncontrolling interests in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable the Group and the noncontrolling interests, are to be attributed to those interests. That is, the noncontrolling interests continue to be attributed to its share of losses even if that attribution results in a deficit noncontrolling interest balance.

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

Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with the requirements of ASC 805. In the reporting periods ending before January 1, 2009, for the purpose of determining the carrying amounts of the property, plant and equipment pertaining to interests of noncontrolling shareholders in business combinations when less than a 100% interest is acquired, the Group used appraised fair values as of the acquisition dates in the absence of reliable and accurate historical cost bases for property, plant and equipment, which represented a departure from the U.S. GAAP effective before January 1, 2009. The portion of noncontrolling interest not related to property, plant and equipment was determined based on the historical cost of those assets and liabilities. As of December 31, 2012, the depreciated appraised values of property, plant, and equipment pertaining to noncontrolling shareholders approximate their depreciated historical cost.

(i)	Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property and costs of identifying and upgrading additional mineral resources to reserve status are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred. We expensed $104,427, $111,875 and $68,950 of repair and maintenance costs during the period ended December 31, 2012, 2011 and 2010, respectively. These amounts represent the cost of third parties repair and maintenance services. Repair and maintenance costs carried out internally are accounted for as expense according to the nature of cost elements, including cost of labour and related social taxes, spare parts, auxiliary materials, energy and other expense.

Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Effective July 1, 2012, the Group changed its estimate of the useful lives of the chrome mineral license belonging to Oriel Resources Ltd. to be based on proven and probable reserves valuation performed by independent mining engineers. The change was applied prospectively and had no significant impact on the consolidated results of the Group’s operations. The effect of this change in estimate was to reduce depletion expense for the year ended December 31, 2012 by $5,272 and increase income from continuing operations, net of taxes, by $4,218 or $0.00001 per common share.

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

The Group established a policy, according to which the Group would engage independent mining engineers to review its proven and probable reserves every three years unless circumstances or additional factors warrant an additional analysis. This policy does not change the Group’s approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers. The Group’s proven and probable reserve estimates as of the reporting date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

(n)	Long-lived assets impairment, including definite-lived intangibles and goodwill

The Group follows the requirements of FASB ASC 360, “Property, Plant and Equipment” (“ASC 360”), which addresses financial accounting and reporting for the impairment and disposal of long-lived assets, and FASB ASC 350, “Intangibles – Goodwill and Other” (“ASC 350”), with respect to impairment of goodwill and intangibles. The Group reviews the carrying value of its long-lived assets, including property, plant and equipment, investments, goodwill, licenses to use mineral reserves (inclusive of capitalized costs related to asset retirement obligations and value beyond proven and probable reserves), and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable as prescribed by ASC 350 and ASC 360. Recoverability of long-lived assets, excluding goodwill, is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets.

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

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves and estimated value beyond proven and probable mineral reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers. The Group’s reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. As of December 31, 2012, the Group had the following number of

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

reporting units by segments: Steel – 9, Mining – 5, Power – 3 and Ferroalloy – 2. Estimated future cash flows are based on the Group’s assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the goodwill impairment testing.

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

When performing impairment tests, the Group uses assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs as well as capital expenditures and working capital requirements during the forecasted period. The Group estimates discount rates using after-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Group’s growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. While impairment of long-lived assets does not affect reported cash flows, it does result in a non-cash charge in the consolidated statements of operations and comprehensive income (loss), which could have a material adverse effect on the Group’s results of operations or financial position.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Market value is the estimated price, at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale. The Group determines market value of inventories for a group of items of inventories with similar characteristics. The term “market” means current replacement cost not to exceed net realizable value (selling price less reasonable estimable costs of completion and disposal) or be less than net realizable value adjusted for a normal profit margin. Market value for each group is compared with an acquisition/manufacturing cost, and the lower of these values is used to determining the amount of the write-down of inventories, which is recorded within the cost of sales in the consolidated statements of operations and comprehensive income (loss). When inventories are written down below cost at the close of a fiscal year, such reduced amount is considered as the cost basis for subsequent accounting purposes.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

In 2010, the total rate of social contributions was 26%: contributions to the Russian pension fund in the amount of 20% of the annual gross salary of each employee, contributions to the fund of obligatory medical insurance in the amount of 3.1%, and contributions to the social insurance fund in the amount of 2.9%. These rates were applied to part of the annual gross salary below 415 thousand Russian rubles (approximately $13.6) for each employee and 0% thereafter.

In 2011, the contributions to the Russian pension fund and the fund of obligatory medical insurance were further increased to 26% and 5.1%, respectively. These rates were applied to part of annual gross salary below 463 thousand Russian rubles (approximately $15.8) for each employee and 0% thereafter. Annual gross salaries exceeding that amount were non-taxable.

In 2012, there was another change in rates which resulted in a reduction of contribution rate to Pension Fund to 22% while rates for Fund of obligatory medical insurance remained the same. These rates were applied to the portion of annual gross salary below 512 thousand Russian rubles (approximately $16.9), and 10% are additionally charged to Pension Fund on the exceeding amount thereafter.

Contributions to the Russian pension fund for the years ended December 31, 2012, 2011 and 2010 were $177,884, $211,732 and $134,579, respectively.

The BCG Companies contribute to multiemployer defined benefit pension plans sponsored by the United Mine Workers of America (“UMWA”) labor union. The amount of contributions to the UMWA, which is based on the number of employees, a specified rate and the total number of employee hours worked for the years ended December 31, 2012, 2011 and 2010 was $3,898, $3,900 and $4,238, respectively.

In addition, the Group has a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. The Group accounts for the cost of defined benefit plans using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of operations, so as to attribute the total pension cost over the service lives of employees in accordance with the benefit formula of the plan.

The Group’s obligation in respect of defined retirement benefit plans is calculated separately for each defined benefit plan by discounting the amounts of future benefits that employees have already earned through their service in the current and prior periods. The discount rate applied represents the yield at the year end on highly rated long-term bonds.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group’s U.S. subsidiaries adopted ASC 715, “Compensation – Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated postretirement benefit obligation (“APBO”) represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement (refer to Note 16).

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

Revenues are inflows from sales of goods that constitute ongoing major operations of the Group and are reported as such in the consolidated statement of operations and comprehensive income (loss). Inflows from incidental and peripheral operations are considered gains and are included, net of related costs, in other income in the consolidated statement of operations and comprehensive income (loss).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In the Power segment (refer to Note 24), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

(u)	Advertising costs

Advertising costs are expensed as incurred. During the years ended December 31, 2012, 2011 and 2010, the amounts of advertising costs were insignificant.

(v)	Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $1,186,703 $1,117,065 and $918,231 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2012 and 2011, the Group included accruals for unrecognized income tax benefits totaling $20,202 and $2,190, including interest and penalties of $3,499 and $438, as a component of accrued liabilities, respectively. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes.

(x)	Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2012, 2011 and 2010, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of the ASC 715. In accordance with ASC 715, the Group recognizes

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2012 and 2011, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses.

Accumulated other comprehensive loss is comprised of the following components:

	December 31, 2012	December 31, 2011	December 31, 2010
Cumulative currency translation adjustment	(337,701)	(385,426)	(239,667)
Unrealized losses on available-for-sale securities	(3,480)	(3,180)	(935)
Pension adjustments, net of related income taxes of $7,918 in 2012, $7,276 in 2011	14,248	32,026	39,186

Total accumulated other comprehensive loss	(326,933)	(356,580)	(201,416)

(y)	Stock-based compensation

The Group applies the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation – Stock Compensation” (“ASC 718”). During the years ended December 31, 2012, 2011 and 2010, the Group did not enter in any employee stock-compensation arrangements.

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

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2012 and 2011. For long-term

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

borrowings, the difference between fair value and carrying value is shown in Note 14. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (refer to Note 8).

(bb)	Guarantees

In accordance with FASB ASC 460, “Guarantees” (“ASC 460”), the fair value of a guarantee is determined and recorded as a liability at the time when the guarantee is issued. The initial guarantee amount is subsequently remeasured to reflect the changes in the underlying liability. The expense or re-measurement adjustments are included in the related line items of the consolidated statements of operations and comprehensive (loss) income, based on the nature of the guarantee. When the likelihood of performing on a guarantee becomes probable, a liability is accrued, provided it is reasonably determinable on the basis of the facts and circumstances at that time.

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

(dd)	Derivative instruments and hedging activities

The Group recognizes its derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

further, on the type of hedging relationship. For the years ended December 31, 2012, 2011 and 2010, the Group did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument held by the Group is recognized currently in income.

The cross currency swap agreement involves the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. For the years ended December 31, 2012 and 2011, a gain of $6,527 and loss of $20,784, respectively, related to the change in the fair value of the cross currency swap was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). There were no such gains or losses related to the change in the fair value of derivative instruments during the year ended December 31, 2010. There were no foreign currency forward and options contracts outstanding as of December 31, 2012 and 2011.

The cross currency option creates an embedded derivative, which should be measured at fair value, bifurcated at inception from the host agreement and recorded as a liability. When the underlying achieves the barrier value, the liability under the host contract converts into cross-currency at a pre-determined strike exchange rate and a modified interest rate. The fair value of the option is estimated using modified Black-Scholes model for barrier options. The liability under the host contract is recorded at amortized value, and the interest is accrued using effective interest rate. For the year ended December 31, 2012, a gain of $20,276, related to the change in the fair value of the option was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). There were no such gains or losses related to the change in the fair value of derivative instruments during the year ended December 31, 2011 and 2010.

(ee)	Investments

The Group recognizes all its debt and equity investments in accordance with FASB ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). At acquisition, the Group classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. At each reporting date the Group reassesses the appropriateness of the classification.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

	At April 15,	Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
Currency	2013	2012	2011	2010	2012	2011	2010
Russian ruble	30.93	30.37	32.20	30.48	31.09	29.39	30.37
Euro	0.76	0.76	0.77	0.76	0.78	0.72	0.75
Romanian lei	3.37	3.36	3.34	3.20	3.47	3.05	3.18
Kazakh tenge	150.93	150.74	148.40	147.40	149.11	146.62	147.34
Bulgarian lev	1.50	1.48	1.51	1.46	1.52	1.41	1.48
Turkish lira	1.79	1.79	1.91	1.54	1.80	1.67	1.51
Ukrainian hryvnia	7.99	7.99	7.99	7.96	7.99	7.97	7.94

(*)	Exchange rates shown in local currency units for one U.S. dollar

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(gg)	Discontinued operation

FASB ASC 205 “Discontinued operation” (“ASC 205”) sets forth the financial accounting and reporting requirements for discontinued operations of a component of an entity. A “component of an entity” comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable or an operating segment, a reporting unit, a subsidiary, or an asset group.

ASC 205 uses a single accounting model to account for all long-lived assets to be disposed of (by sale, abandonment, or distribution to owners). This includes asset disposal groups meeting the criteria for presentation as a discontinued operation, as specified in ASC 205. A long-lived asset group classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. Additionally, in accordance with ASC 360, a loss is recognized for any write-down to fair value less cost to sell. A gain is recognized for any subsequent recovery of cost. Lastly, a gain or loss not previously recognized resulting from the sale of the asset disposal group is recognized at the date of sale.

In accordance with ASC 205, a subsidiary is reported as discontinued operation when both of the following conditions are met:

•	The operations and cash flow of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

•	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods reports the results of operations of the component, including any gain or loss recognized from the sale or write-down, in discontinued operations. The results of operations of a component classified as held for sale are reported in discontinued operations in the periods in which they occur. The results of discontinued operations, less applicable income taxes (benefit), are reported as a separate component of income before extraordinary items (if applicable).

(hh)	Recently issued accounting pronouncements

Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued Accounting Standards Update (“ASU”) ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which provides entities with an option to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with ASC 350. To perform a qualitative assessment on an indefinite-lived intangible asset, a company must identify and evaluate changes in economic, industry and company-specific events and circumstances that could affect the significant inputs used in determining the fair value of that asset. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of ASU 2012-02 is not expected to have a material impact on the Group’s consolidated financial statements.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Technical Amendments and Corrections to SEC Sections

In August 27, 2012, the FASB released ASU 2012-03, “Technical Amendments and Corrections to SEC Sections” (“ASU 2012-03”), which contains technical corrections to existing guidance or affect guidance to specialized industries or entities. The Group does not expect that it will have a material impact on its consolidated financial statements.

Disclosures About Offsetting Assets and Liabilities

In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”), which affects entities that have derivatives accounted for in accordance with ASC 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with FASB ASC 210, “Balance Sheet” or ASC 815, or subject to an enforceable master netting arrangement or similar agreement. Entities with other types of financial assets and financial liabilities subject to a master netting arrangement or similar agreement also are affected because these amendments make them no longer subject to the disclosure requirements in ASU 2011-11, “Balance Sheet (topic 210), Disclosures about Offsetting Assets and Liabilities”.

An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of ASU 2011-11. It is not expected to have a material impact on the Group’s financial position or results of operations.

Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

An entity may present reclassification adjustments out of accumulated other comprehensive income on the face of the statement in which the components of other comprehensive income are presented, or it may disclose those reclassification adjustments in the notes to the financial statements. Therefore, for all classifications of other comprehensive income, an entity may use either a gross display on the face of the financial statement or a net display on the face of the financial statement and disclose the gross change in the notes to the financial statements. If displayed gross, reclassification adjustments are reported separately from other changes in the respective balance; thus, the total change is reported as two amounts. If displayed net, reclassification adjustments are combined with other changes in the other comprehensive income item balance; thus, the total change is reported as a single amount.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The amendments in ASU 2013-02 are effective for public entities for the fiscal years, and interim periods within those years, beginning after December 15, 2012. It is not expected to have a material impact on the Group’s financial statements.

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

In February 2013, the FASB issued ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”), which requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

a.	The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors

b.	Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

The guidance in ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. A public entity is required to apply the amendments for the fiscal years beginning on or after December 15, 2013, and interim periods within those annual periods.

The amendments in ASU 2013-04 should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within ASU 2013-04 scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in ASU 2013-04) and should disclose that fact. Early adoption is permitted. The adoption of ASU 2013-04 is not expected to have a material impact on the Group’s financial statements.

Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity

In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”), which requires an entity to release into net income any cumulative translation adjustment related to ceased controlling interest in a subsidiary or group of assets within a foreign entity when (1) the subsidiary or group of assets is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) and (2) there is a cumulative translation adjustment balance associated with that foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance in ASC 830 still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Additionally, the amendments in ASU 2013-05 clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition).

The amendments in ASU 2013-05 are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group is currently assessing the impact of the adoption of ASU 2013-04 on the Group’s financial statements.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the financial position, results of operations or cash flows of the Group.

(ii)	Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the current year presentation. Such reclassifications affect the presentation of certain items in the consolidated balance sheet and the consolidated statement of operations and comprehensive income (loss), and have no impact on net income or equity.

3.	ACQUISITIONS, INVESTMENTS AND DISPOSALS

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2010 and December 31, 2012.

(a)	Cognor Stahlhandel GmbH

On September 25, 2012, the Group acquired a 100% interest in Cognor Stahlhandel GmbH (“Cognor”), a metallurgical trader located in Austria, for $29,056 paid in cash. Before the acquisition, the 100% of the shares of Cognor were pledged to secure the Group’s loan issued to the related metallurgical plants (Note 9(a)). The acquisition is consistent with the Group’s strategy to expand its sales network and enlarge its client base. Cognor is included in the Steel segment.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

This acquisition was accounted for using the purchase method of accounting. The results of operations of Cognor are included in the consolidated financial statements from the date of acquisition of control, September 25, 2012. The following table summarizes the historical values of net assets acquired at the date of acquisition of control:

September 25, 2012
Cash and cash equivalents	4,884
Other current assets	107,839
Property, plant and equipment	49,097
Other non-current assets	3,384
Current liabilities	(184,027)
Non-current liabilities	(11,443)
Deferred income tax liabilities	(2,573)

Fair value of net assets (liabilities) acquired	(32,839)
Fair value of noncontrolling interest	(54)

Goodwill	61,949

Total investment	29,056

Goodwill of $61,949 arising from the Group’s acquisition of Cognor represents expected benefits from the synergies related to the expansion of the trading activities and strengthening the position in the European market. As a result of the impairment analysis, an impairment loss of $62,118 for the year ended December 31, 2012 was recognized (refer to Note 23).

(b)	Lomprom Rostov

On November 22, 2012, the Group acquired 100% of the shares of Lomprom Rostov, a factory performing collection and storage of scrap metal located in Shakhty, Russia, for a consideration of $100 paid in cash. Before the acquisition, the 100% of the shares of Lomprom Rostov were pledged to secure the Group’s loan issued to the related metallurgical plants (Note 9(a)). The acquisition is consistent with the Group’s program to decrease the cost of steel products production, in particular, the cost of production based on smelt-furnace. Lomprom Rostov is included in the Steel segment.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

This acquisition was accounted for using the purchase method of accounting. The results of operations of Lomprom Rostov are included in the consolidated financial statements from the date of acquisition of control, November 22, 2012.

The purchase price allocation is preliminary, pending the receipt of the final property, plant and equipment and other identifiable assets appraisal. The following table summarizes the historical values of net assets acquired at the date of acquisition of control:

November 22, 2012
Cash and cash equivalents	76
Other current assets	4,758
Property, plant and equipment	23,371
Other non-current assets	2
Current liabilities	(18,404)
Non-current liabilities	(22,416)
Deferred income taxes	(117)

Fair value of net assets (liabilities) acquired	(12,730)
Goodwill	12,830

Total investment	100

Goodwill of $12,830 (subject to the purchase price allocation finalization) arising from the Group’s acquisition of Lomprom Rostov represents expected benefits from the synergies related to the reduction in production costs from using scrap in the Group’s subsidiaries melting operations.

(c)	Donetsk Electrometallurgical Plant

On December 22, 2011, the Group acquired 100% of the shares of Daveze Ltd, which held 100% of ownership interest in Donetsk Electrometallurgical Plant (“DEMP”), a steel plant located in Donetsk, Ukraine, for a consideration of $537,000 to be paid in monthly installments during the period from December 2011 until December 2018. The acquisition is consistent with the Group’s program to expand its production and sales of steel products, in particular, continuously-cast billets and rolls of specialty steel that are exported to the United States and Europe. DEMP is included in the Steel segment.

This business combination was accounted for using the acquisition method of accounting. The results of operations of DEMP are included in the consolidated financial statements from the date of acquisition of control, December 22, 2011. The fair value of purchase consideration at the date of acquisition of control was determined by the Group based on the amount of discounted cash payments that should be made by the Group until December 2018. The discount rate used is 8.37% per annum. The present value of purchase consideration as of December 22, 2011 amounted to $421,929. The amount of consideration outstanding as of December 31, 2012 and 2011 was $344,816 and $351,404, respectively, out of which $282,094 and $319,822, respectively, was recorded in Other long-term liabilities and $62,782 and $31,582, respectively, was recorded in Other current liability in accordance with the payment schedule. As of December 31, 2012 and 2011, these liabilities were secured with the pledge of 100% of the shares of Daveze Ltd, 100% of the shares of DEMP and property, plant and equipment totaling $80,342 and $90,153, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In the consolidated financial statements for the year ended December 31, 2011, the purchase price allocation was preliminary, pending the receipt of the final property, plant and equipment and other identifiable asset appraisal. During 2012, the Group completed the valuation and finalized the purchase price allocation for DEMP.

The following table summarizes the provisional values and adjustments to them to arrive to the final fair values of assets acquired and liabilities assumed at the date of acquisition of control:

	Provisional basis	Adjustments	Final basis
Cash and cash equivalents	480	—	480
Other current assets	230,402	—	230,402
Property, plant and equipment	233,101	21,723	254,824
Other non-current assets	1,457	—	1,457
Current liabilities	(210,699)	—	(210,699)
Non-current liabilities	(24,801)	—	(24,801)
Deferred income taxes	(31,692)	(3,564)	(35,256)

Fair value of net assets acquired	198,248	18,159	216,407
Goodwill	223,681	(18,159)	205,522

Total investment	421,929	—	421,929

Goodwill of $205,522 arising from the Group’s acquisition of DEMP represented expected benefits from the synergies related to continuously-cast billets and rolls of specialty steel products trading and strengthening the position in the European and United States markets. As a result of the impairment analysis, an impairment loss of $205,522 for the year ended December 31, 2012 was recognized (refer to Note 23).

(d)	Toplofikatsia Rousse

On December 17, 2007, the Group acquired a 49% interest in Toplofikatsia Rousse (“TPP Rousse”), a power plant located in Rousse, Republic of Bulgaria, for $73,539 paid in cash. The purchase of 49% shares was accounted for using the equity method of accounting and was included within Long-term investments in related parties until December 9, 2010 (refer to Note 9(g)).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table summarizes the final fair values of assets acquired and liabilities assumed at the date of acquisition of control:

December 9, 2010
Cash and cash equivalents	1,735
Other current assets	10,934
Property, plant and equipment	50,491
Intangible assets	28,921
Other non-current assets	154
Current liabilities	(29,414)
Non-current liabilities	(3,575)
Deferred income taxes	(3,436)

Fair value of net assets acquired	55,810
Goodwill	85,232

Total investment	141,042

Goodwill of $85,232 arising from the Group’s acquisition of TPP Rousse represents expected benefits from the synergies related to the vertical integration of the Group’s business and expansion into additional markets for steam coal, which is used to fuel power plants in the European Union. The results of TPP Rousse as discontinued operations are included in the Power segment. Refer to Note 3(e).

(e)	Discontinued operations

On December 13, 2012, the Group entered into an agreement with a third party to sell 100% of the shares of TPP Rousse for a consideration of approximately $25,000 (subject to a final adjustment). The transfer of shares requires obtaining regulatory approval and is expected to be completed in May 2013. The disposal of TPP Rousse is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

The receivables under the sale and purchase agreement and intercompany receivables for the coal supply that existed as of the date of disposal are secured in favor of the Group by the pledge of TPP Rousse shares and receivables of TPP Rousse for electricity sold. As of December 31, 2012 and 2011, the intragroup accounts payable (due to the Group) amounted to $18,388 and $12,055, respectively. The intragroup sales to TPP Rousse included in revenue from continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $35,248, $33,851 and $4,965 during the years ended December 31, 2012, 2011 and 2010, respectively.

In the previous periods, the Group’s transactions with TPP Rousse were mainly represented by the coal supply to TPP Rousse, which are likely to be ceased after the disposal of this entity. The Group will not have any significant continuing involvement in the operations of TPP Rousse after the disposal transaction.

As at December 31, 2012, the Group classified TPP Rousse as held for sale (assets and liabilities of discontinued operations) and excluded the result of TPP Rousse from continuing operations and reported them as discontinued operations for the year ended December 31, 2012 and prior periods.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Following the classification of TPP Rousse as held for sale, the fair value of net assets was determined. The impairment loss of goodwill and long-lived assets of $82,742 and $13,031, respectively, for the year ended December 31, 2012 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell. The impairment loss was recognized in consolidated statements of operations and comprehensive income under the “Net loss from discontinued operations, net of income taxes” line.

The results of TPP Rousse presented as discontinued operations in the consolidated statements of operations and comprehensive income were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Revenue, net	37,010	38,991	4,355
Net loss from discontinued operations before income taxes	(110,668)	(9,240)	(574)
Income tax benefit (expense)	2,239	870	(26)

Net loss from discontinued operations, net of income taxes	(108,429)	(8,370)	(600)

The carrying amounts of the major classes of assets and liabilities of TPP Rousse presented as discontinued operations in consolidated balance sheets were as follows as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Condensed balance sheet selected data
Cash and cash equivalents	3,035	731
Accounts receivable, net of allowance for doubtful accounts	5,681	8,114
Inventories	5,854	6,201
Prepayments and other current assets	533	1,163
Property, plant and equipment and other non-current assets, net	44,120	—

Total current assets of discontinued operations	59,223	16,209

Property, plant and equipment, net	—	48,400
Other non-current assets	—	18,695
Goodwill	—	83,513

Total non-current assets of discontinued operations	—	150,608

Accounts payable and accrued expenses	3,800	4,960
Short-term borrowings and current portion of long-term debt	12,234	—
Other current liabilities	1,767	223

Total current liabilities of discontinued operations	17,801	5,183

Long-term debt	—	13,495
Deferred income taxes	—	2,713
Other non-current liabilities	—	1,129

Total non-current liabilities of discontinued operations	—	17,337

The results of TPP Rousse as discontinued operations are included in the Power segment.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(f)	Ramateks

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

(g)	Donau Commodities SRL and Laminorul S.A.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

February 25, 2010
Cash and cash equivalents	812
Other current assets	22,108
Property, plant and equipment	36,380
Other non-current assets	365
Current liabilities	(30,332)
Deferred income tax	(5,197)
Long-term liabilities	(4,779)

Fair value of net assets acquired	19,357
Noncontrolling interest	(1,760)

Gain from bargain purchase	(5,746)

Total investment	11,851

A gain from bargain purchase of $5,746 arising from the acquisition of Donau Commodities SRL and Laminorul S.A. is a result of the decision of the former owners to sell these companies and turn their attention to other businesses due to the operational difficulties experienced by these entities and lack of sufficient working capital to finance business operations. This gain from bargain purchase was recognized in consolidated statement of operations and comprehensive income (loss) as a component of other income (expense).

Donau Commodities SRL and Laminorul S.A. are included in the Steel segment.

(h)	Goodwill

Balance at December 31, 2009	894,374

Acquisition of TPP Rousse (Note 3(d)), Energy segment	85,232
Acquisition of Ramateks (Note 3(f)), Steel segment	2,420
Acquisition of other subsidiaries, Steel segment	2,371
Discontinued operation—TPP Rousse (Note 3(e)), Steel segment	(85,361)
Translation difference	(14,837)

Balance at December 31, 2010	884,199

Acquisition of DEMP (Note 3(c)), Steel segment	205,522
Acquisition of other subsidiaries	5,678
Translation difference	(45,885)

Balance at December 31, 2011	1,049,514

Acquisition of Cognor (Note 3(a)), Steel segment	61,949
Acquisition of Lomprom (Note 3(b)), Steel segment	12,830
Impairment	(363,640)
Translation difference	38,194

Balance at December 31, 2012	798,847

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Goodwill arising on the above acquisitions is not deductible for tax purposes.

(i)	Noncontrolling interests

The following table summarizes changes in noncontrolling interests for the three years ended December 31, 2012, 2011 and 2010:

Balance at December 31, 2009	292,732

Purchase of noncontrolling interest in subsidiaries by the Group	(7,040)
New acquisitions	1,760
Noncontrolling interests share in subsidiaries’ income from continuing operations	34,761
Translation difference	(2,263)

Balance at December 31, 2010	319,950

Purchase of noncontrolling interest in subsidiaries by the Group	(20)
Effect of changes in ownership of subsidiaries within the Group	880
Noncontrolling interests share in subsidiaries’ income from continuing operations	75,562
Translation difference	(25,035)

Balance at December 31, 2011	371,337

Purchase of noncontrolling interest in existing subsidiaries by the Group	(528)
New acquisitions	54
Effect of change in ownership of subsidiaries within the Group	675
Dividends declared to shareholders of noncontrolling interest	(32,113)
Noncontrolling share in subsidiaries’ income from continuing operations	(317)
Translation difference	23,168

Balance at December 31, 2012	362,276

At various dates during 2012, 2011 and 2010, the Group purchased noncontrolling interest in the following subsidiaries:

Year ended December 31, 2010:	Date of acquisition	Noncontrolling interest acquired		Cash paid
		%	Amount
Southern Kuzbass Coal Company (SKCC)	February-December	0.71%	4,947	16,505
Chelyabinsk Metallurgical Plant (CMP)	January-February	0.00%	25	10
Mechel Carbon	June	0.79%	5	308
Other	January-August		303	658

			5,280	17,481

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Year ended December 31, 2011:	Date of acquisition	Noncontrolling interest acquired		Cash paid
		%	Amount
Southern Kuzbass Coal Company (SKCC)	January-December	0.02%	20	283
Effect of changes in ownership of subsidiaries within the Group	January-December		(880)	—

			(860)	283

Year ended December 31, 2012:	Date of acquisition	Noncontrolling interest acquired		Cash paid
		%	Amount
Izhstal	October	1.63%	435	595
Beloretsk Metallurgical Plant (BMP)	March	0.03%	12	33
Other	July-August	0.03%	81	4

			528	632

On different dates from February through December 2010, the Group acquired 0.71% of voting shares of SKCC for $16,505 paid in cash. The purchase of noncontrolling interest in SKCC was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2010.

During 2010, Mechel OAO exchanged the 100% of interest in the BCG Companies for the common shares of Mechel-Mining OAO and made additional capital contributions increasing the Group’s interest in Mechel-Mining OAO up to 98.69%. These transactions resulted in a dilution of the noncontrolling interest in Mechel-Mining OAO. The exchange of shares was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2010 as an increase in the additional paid-in capital in the amount of $528.

On different dates from January through December 2011, the Group acquired 0.02% of voting shares of SKCC from third parties for $283 paid in cash. The purchase of noncontrolling interest in SKCC was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2011.

On different dates from July through August 2012, the Group acquired 0.03% of voting shares of Tomusinsky Open Pit from third parties for $4 paid in cash. The purchase of noncontrolling interest in Tomusinsky Open Pit was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2012.

In October 2012, the Group acquired 1.63% of voting shares of Izhstal for $595 paid in cash. The purchase of noncontrolling interest in Izhstal was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2012.

In March 2012, the Group acquired 0.03% of voting shares of BMP for $33 paid in cash. The purchase of noncontrolling interest in BMP was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2012.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(j)	Pro forma condensed consolidated statement of operations data (unaudited)

The following unaudited pro forma consolidated statement of operations information for (i) 12 months ended December 31, 2012, gives effect to the business combinations that occurred in 2012, as if they had occurred at the beginning of 2012 and (ii) 12 months ended December 31, 2011, gives effect to the business combinations that occurred in 2012 and 2011, as if they had occurred at the beginning of 2011:

	Year ended December 31,
	2012	2011
Revenue, net	11,490,192	12,853,040
Net (loss) income	(1,681,544)	670,520
Net (loss) income per share	(4.23)	1.43

The business combinations that occurred in 2012 contributed $97,923 to consolidated revenues and $9,471 of net loss to the Group’s consolidated net loss for the year ended December 31, 2012 from the dates of such acquisitions.

There were no significant one-off adjustments directly attributable to the business combinations that occurred in 2012 and were recorded in the Group’s net revenue and net income for the year ended December 31, 2012.

The following unaudited pro forma condensed consolidated statement of operations information for (i) 12 months ended December 31, 2011, gives effect to the business combinations that occurred in 2011, as if they had occurred at the beginning of 2011 and (ii) 12 months ended December 31, 2010, gives effect to the business combinations that occurred in 2011 and 2010, as if they had occurred at the beginning of 2010:

	Year ended December 31,
	2011	2010
Revenue, net	12,542,894	9,814,858
Net income	687,657	640,336
Net income per share	1.46	1.52

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31, 2012	December 31, 2011
Russian ruble bank accounts	174,599	116,949
USD bank accounts	82,659	432,624
Euro bank accounts	14,439	52,524
Bank accounts in other currencies	12,350	23,194
Other	10,911	17,357

Total cash and cash equivalents	294,958	642,648

As of December 31, 2012, short-term deposits with an original maturity of less than 90 days in the amounts of $107,004 and $107 were included in Russian ruble bank accounts and Bank accounts in other currencies, respectively.

As of December 31, 2011, short-term deposits with an original maturity of less than 90 days in the amounts of $249,986, $95,176 and $251 were included in USD bank accounts, Russian ruble bank accounts and Bank accounts in other currencies, respectively.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are comprised of:

	December 31, 2012	December 31, 2011
Domestic customers	594,343	503,566
Foreign customers	195,486	358,942

Total accounts receivable	789,829	862,508
Less allowance for doubtful accounts	(84,367)	(46,062)

Total accounts receivable, net	705,462	816,446

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2012	2011	2010
Balance at beginning of year	(46,062)	(48,657)	(66,764)
Allowance for doubtful accounts	(22,801)	(2,230)	19,739
Accounts receivable written off, net	4,208	3,424	1,482
Allowance for doubtful accounts of acquired entities	(17,890)	(1,118)	(4,728)
Translation difference	(1,822)	2,519	1,614

Balance at end of year	(84,367)	(46,062)	(48,657)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The significant increase in the allowance for doubtful accounts in 2012 was due to an increase in allowance for doubtful accounts of acquired entities and due to an increase of allowance for doubtful accounts in Group companies following to the deterioration in the collectability of foreign customers accounts receivable.

6.	INVENTORIES

Inventories are comprised of:

	December 31, 2012	December 31, 2011
Finished goods	1,249,725	1,530,752
Raw materials and purchased parts	584,799	757,054
Work-in-process	238,665	305,090

Total inventories	2,073,189	2,592,896

As of December 31, 2012 and 2011, the write-down of inventories to their net realizable value following the related market price decreases was $102,872 and $70,240, respectively.

The change in the write-downs of inventories by segment for the years ended December 31 is presented below:

	2012	2011	2010
Steel segment	14,308	3,873	(15,970)
Mining segment.	18,399	16,605	(6,614)
Ferroalloy segment	8,399	276	2,186
Energy segment	(71)	(2,478)	173

Total change in the write-down of inventories	41,035	18,276	(20,225)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31, 2012	December 31, 2011
VAT and other taxes recoverable	356,792	452,566
Prepayments and advances for materials	99,515	101,650
Capitalized loan origination fees	44,325	35,604
Other receivables	23,489	24,738
Bank deposits with original maturities over 90 days	2,782	7,283
Short-term loans issued	1,936	2,561
Promissory notes received	12	325
Other current assets	32,938	28,734

Total prepayments and other current assets	561,789	653,461

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following summarizes the changes in the allowance for doubtful accounts included in prepayments, other current assets and advances for materials for the years ended December 31:

	2012	2011	2010
Balance at beginning of year	(13,258)	(16,174)	(15,734)
(Allowance for) recovery of allowance for doubtful accounts	(5,543)	3,561	(1,366)
Translation difference	(636)	(645)	926

Balance at end of year	(19,437)	(13,258)	(16,174)

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

The capitalized origination fees on the Group’s loans in the amount of $44,325 and $35,604 as of December 31, 2012 and 2011, respectively, are being amortized using the effective interest method over the loan term. The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt.

8.	LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31, 2012	December 31, 2011
Equity method investments in related parties	7,853	8,150

Available-for-sale securities	2,989	2,923
Cost method investments	9,114	8,500
Other	2,568	2,574

Total other long-term investments	14,671	13,997

Total long-term investments	22,524	22,147

(a)	Equity method investments

Equity method investments are comprised of:

	Percent voting shares held at		Investment carrying value at
Investee	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Mechel Somani Carbon (Mining segment)	51%	51%	560	528
TPTU (Mining segment)	40%	40%	4,376	4,323
TRMZ (Mining segment)	25%	25%	2,539	2,324
RIKT (Mining segment)	—	36%	—	975
BWS Bewehrungsstahl GmbH (Steel segment)	36%	—	378	—

Total equity method investments			7,853	8,150

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Mechel Somani Carbon Private Limited shares are owned by Mechel Carbon AG. The core business is distribution of metallurgical coals on the Indian market. The noncontrolling interest holders of 49% of the shares have substantive participating rights.

TPTU (Tomusinskiy Transportation Management Center) shares are owned by SKCC. The core business is provision of transportation services both to the Group’s subsidiaries and third parties.

TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC and its subsidiaries. TRMZ provides repair services to the Group’s subsidiaries.

The core business of RIKT (Russian-Italian Telephone Company) is provision of communication services in Europe. SKCC and its subsidiaries owned 36% of the common shares of RIKT until December 24, 2012. The shares of RIKT were sold by SKCC and TOPM to third parties for consideration of $2,994.

BWS Bewehrungsstahl GmBH shares are owned by Cognor. The core business is cutting and processing steel products.

Summarized unaudited financial information on equity method investees as of December 31, 2012, 2011 and 2010 and for the years then ended is as follows:

Income data	2012 (unaudited)	2011 (unaudited)	2010 (unaudited)
Revenues and other income	57,268	43,255	33,767
Operating income	3,664	5,074	2,906
Net income	2,101	3,146	1,894

Balance sheet data	At December 31, 2012 (unaudited)	At December 31, 2011 (unaudited)
Current assets	37,300	20,065
Non-current assets	11,229	14,750
Current liabilities	20,573	8,106
Non-current liabilities	5,234	651

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table shows movements in the equity method investments:

December 31, 2009	82,950

Investment in Nerungribank	1,924
Disposal of Nerungribank	(4,913)
Effect of consolidation of TPP Rousse	(74,748)
Translation difference	2,367
Share in net income	1,184

December 31, 2010	8,764

Capital contribution in affiliates	571
Translation difference	(555)
Dividends	(934)
Share in net income	304

December 31, 2011	8,150

Investment in BWS Bewehrungsstahl GmBH	408
Disposal of RIKT	(822)
Translation difference	379
Dividends	(737)
Share in net income	475

December 31, 2012	7,853

During the years ended December 31, 2012, 2011 and 2010, the Group received cash dividends of $737, $934 and $nil, respectively.

(b)	Cost method investments

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

During the year ended December 31, 2012, the Group received the dividends from these investments in the total amount of $25,981, that was recorded in Other (expenses) income, net (refer to Note 22).

(c)	Available-for-sale securities

Investments in available-for-sale securities were as follows as of December 31, 2012:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	6,469	2,989	—	(3,480)

Total available-for-sale securities	6,469	2,989	—	(3,480)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Investments in available-for-sale securities were as follows as of December 31, 2011:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	6,103	2,923	—	(3,180)

Total available-for-sale securities	6,103	2,923	—	(3,180)

As of December 31, 2012 and 2011, available-for-sale securities represented investments into equity securities of well-established Russian energy companies.

9.	RELATED PARTIES

During the years ended December 31, 2012, 2011 and 2010, the Group had the following transactions and current balances in settlement with related parties:

	2012				Balances at December 31, 2012
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Related metallurgical plants	874,135	431,188	(853,911)	—	278,362	(212,302)	66,060
Metallurg-Trust	441	320,047	—	—	161,785	(791)	160,994
Usipar	32,351	—	—	—	—	—	—
TPTU	5,210	209	—	—	19	(560)	(541)
TRMZ	4,509	1,630	—	—	265	(2,108)	(1,843)
Somani	—	6,144	—	—	6,144		6,144
Other	405	359	(798)	3,902	4,802	(198)	4,604

Total	917,051	759,577	(854,709)	3,902	451,377	(215,959)	235,418

	2011				Balances at December 31, 2011
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Related metallurgical plants	1,555,754	419,048	2,364	944,530	1,058,425	(177,745)	880,680
Metallurg-Trust	1,403	422,989	—	—	176,105	(56)	176,049
Usipar	72,114	61,189	—	—	80,544	—	80,544
TPTU	5,664	11	—	—	5	(633)	(628)
TRMZ	4,446	1,629	—	—	191	(1,221)	(1,030)
Other	202	10	—	—	18	(17)	1

Total	1,639,583	904,876	2,364	944,530	1,315,288	(179,672)	1,135,616

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	2010
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net
Calridge			161	87,836
Related metallurgical plants	1,228,542	419,786	1,390	—
Metallurg-Trust	36	220,168	—	—
Usipar	7,456	13,372	—	—
Laminorul	1,140	12,231	—	—
TPTU	2,857	12	—	—
TRMZ	4,043	1,378	1,278	—
TPP Rousse	—	19,196	—	—
Nerungribank	60	—	49	—
Other	172	29	211	—

Total	1,244,306	686,172	3,089	87,836

(a)	Transactions with the related metallurgical plants

In the second half of 2009, certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (“the related metallurgical plants”) became related parties to the Group through Mechel’s representation on the board of directors, management and other arrangements. In 2009, the companies that had business transactions with the Group were as follows: Volga Fest, Rostov Electrometallurgical Plant, Vostochnaya Mine, Experimental TES, Zlatoust Metallurgical Plant, Guryevsk Metallurgical Plant, Volgograd Small Diameter Pipe Plant (“VSDPP”), and Engels Pipe Plant (“EPP”). In addition, in 2010, the Group started transactions with Donetsk Electrometallurgical Plant, Invicta Merchant Bar, Metrus Trading GmbH, MIR Steel, Nytva, Estar Egypt for Industries. In 2011 and 2012, the Group continued its operations with the related metallurgical plants. These transactions were carried out in the joint interest of both parties in expanding the Group’s operations and products range on the steel market and allowing the related metallurgical plants access to the Group’s strong supply and sales network.

In August 2011, the Group acquired 100% of Invicta Merchant Bar Ltd., a steel plant located in Queenborough, the United Kingdom. In December 2011, the Group acquired Donetsk Electrometallurgical Plant (refer to Note 3(c)).

During the years ended December 31, 2012, 2011 and 2010, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

•

Re-selling of goods purchased by the Group either from third parties or entities of the former Estar group to the related metallurgical plants. Proceeds related to these sales amounted to $229,285, $203,134 and $227,512 in the years ended December 31, 2012, 2011 and 2010, respectively.

For part of such transactions, the Group determined that it functioned as a principal, and the amounts of $217,645, $187,831 and $201,186 were included in revenue from sale of goods in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010, respectively. In 2012, 2011 and 2010, these sales included $0, $54,167 and $65,774, respectively, of goods produced by the related metallurgical plants and resold further to other entities of the former Estar group.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

For the other part of such transactions, the Group determined that their results should be recognized as operating gains. Therefore, they are reported, net of related costs, within other operating income (expenses), net in the consolidated statements of operations and comprehensive income in the amount of $1,845, $2,308 and $1,194 for the years ended December 31, 2012, 2011 and 2010, respectively.

•

Revenues from sales of products manufactured by the Group and services rendered to the related metallurgical plants amounted to $213,543, $231,217 and $218,600 for the years ended December 31, 2012, 2011 and 2010, respectively.

•	Cost of the related metallurgical plants’ products used in the Group’s production amounted to $104,978, $283,804 and $174,821 for the years ended December 31, 2012, 2011 and 2010, respectively.

•

Cost of goods produced by the related metallurgical plants and further sold by the Group to third party customers amounted to $769,157, $1,221,419 and $974,206, including transportation costs, for the years ended December 31, 2012, 2011 and 2010, respectively. For such transactions, the Group determined that it functioned as a principal, and the amounts of $1,260,832, $1,293,487 and $1,051,184 were included in revenue from the sale of goods in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010, respectively.

The related metallurgical plants used raw materials and semi-finished goods purchased from the Group in their production. The Group concluded that its sales to the related metallurgical plants and the Group’s purchases from these entities were not in contemplation with each other and are reported separately in the statement of operations and comprehensive income (loss).

In 2011, the Group’s operations with certain related metallurgical plants (namely VSDPP, EPP and MIR Steel) started to be carried out on tolling terms. Revenues from sales of products (steel pipe, basis steel coils and sheets) manufactured by the related metallurgical plants for the Group under the tolling agreements amounted to $413,087 and $274,466 for the years ended December 31, 2012 and 2011, respectively. The related cost of goods sold for these transactions amounted to $403,492 and $262,511 for the years ended December 31, 2012 and 2011, respectively. This cost includes cost of tolling services provided by the related metallurgical plants of $47,351 and $35,614 for the years ended December 31, 2012 and 2011, respectively.

In November 2011, the owners of the related metallurgical plants and the Group entered into a loan agreement pursuant to which a loan of $944,530 was granted by the Group. The loan consists of several tranches which bear interest at the range of 1-8.5% p.a. To secure the loan, shares in the major related metallurgical plants (or shares in parent companies of such metallurgical plants) were pledged. The proceeds from this loan were used by the related metallurgical plants to repay most of the accounts receivable owed to the Group. According to the loan agreement, in the event that the loan is not repaid at maturity (September 30, 2012), the Group is entitled to enforce the pledge over the pledged related metallurgical plants assets and thereby take control of these assets subject to approval from the Russian Federal Antimonopoly Service.

In September 2012, the Group extended the term of the loan for additional nine months from October 1, 2012 the pledges and guarantees remained the same. From September through December 2012, the loan was partially repaid in the amount of $213,363. To make this repayment, the owners of the related metallurgical plants used the proceeds received by them from the Group for the sale of Cognor (Note 3(a)) and proceeds under a security deposit, as discussed further below.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2012, the loan balance amounted to $746,545, out of which $15,405 represents interest accrued on extended loan. The interest accrued on the loan amount before the extension was repaid in full.

The Group evaluates the recoverability of the loan amount based on the fair value of the pledged assets which, as of December 31, 2012, was $nil. This resulted in a $746,545 provision for amounts due from related parties recorded in 2012. The main reason for the pledged assets value deterioration was negative trends in the macroeconomic conditions which affected the performance of the related metallurgical plants.

Based on the combined design of the above mentioned loan and trading agreements, the Group has determined that the related metallurgical plants are Variable Interest Entities (“VIEs”), and that the Group is not the primary beneficiary of the related metallurgical plants. The Group is limited in its exposure to risks by the net amounts receivable from the related metallurgical plants.

During the years ended December 31, 2012, 2011 and 2010, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

	2012	2011	2010
Revenues
Steel segment products sales	346,331	314,297	387,215
Ferroalloy segment products sales	17,838	36,141	19,002
Mining segment products sales	3,981	4,315	9,150
Other revenues*	63,038	64,295	4,419

Total revenues	431,188	419,048	419,786

Costs and expenses
Cost of goods for resale, production and operating expenses	842,253	1,528,053	1,213,426
Transportation expenses	31,693	27,573	14,993
Other expenses	189	128	123
Provision for amounts due from related metallugrical plants	919,113	—	—

Total expenses	1,793,248	1,555,754	1,228,542

	December 31, 2012	December 31, 2011
Assets
Trade accounts receivable	90,231	83,910
Prepayments and other current assets	188,131	29,985
Loans issued	—	944,530

Total assets	278,362	1,058,425

Liabilities
Trade accounts payable	148,384	129,630
Advanced received and other payables	39,664	48,115
Long term payables	4,601	—
Loans received	19,653	—

Total liabilities	212,302	177,745

*	including power segment sales and services provided to related metallurgical plants by all segment companies

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2012, the amounts of trade accounts receivable from the related metallurgical plants included $3,790 of allowance for doubtful accounts from Experimental TES. The amounts of prepayments and other current assets were reduced by $172,617 of allowance for doubtful accounts. This allowance includes the balance of $149,900 due from the owners of the related metallurgical plants, which represents the security deposit paid by the Group in November and December 2012 in line with the Group’s intention to acquire some of the assets pledged under the loan agreement. The valuation of these assets as of December 31, 2012 reduced their value to $100 and the difference is to be returned to the Group by the owners of the related metallurgical plants. The allowance for doubtful accounts was recognized based on the Group’s estimates of future cash inflows from these balances.

Inventories in stock purchased from these entities amounted to $105,260 and $184,992 as of December 31, 2012 and 2011, respectively.

(b)	Metallurg Trust

In 2010, the Group started transactions with a trading company, Metallurg Trust, a party which can be significantly influenced by the Group through business relationships. Metallurg Trust is mostly involved in reselling the goods produced by Russian metallurgical plants described in Note 9(a) above on the domestic market and supplying raw materials and semi-finished goods.

During the years ended December 31, 2012, 2011 and 2010, the Group sold to Metallurg Trust $320,047, $422,989 and $220,168, respectively, of pig iron, semi-finished goods, coal and chrome produced by the Group’s entities for further supply to the Russian metallurgical plants mentioned above. As of December 31, 2012 and 2011, the Group had receivables from Metallurg Trust in the amount of $161,785 and $176,105, respectively. The Group provided to Metallurg Trust extended credit terms varying from 30 to 180 days. No allowance was created against this amount as the Group considers it to be fully collectible.

As of December 31, 2012, the amount of accounts payable to related metallurgical plants and Metallurg Trust included liabilities under the amicable agreement between Lomprom Rostov and other related and third parties. This agreement was signed in April 2010 under the following conditions: the repayment of debt is scheduled to be made on monthly equal installments after 3 years grace period through March 2017. The nominal value of debt to related metallurgical plants and Metallurg Trust was $26,945 and $965, respectively. The present value of debt to related metallurgical plants and Metallurg Trust in the amount of $20,952 and $775, respectively, was determined using a 12.2% discount rate.

(c)	Usina Siderurgica do Para Ltda (Usipar)

Usipar is a steel company located in Brazil, owned by the Controlling Shareholder, and it became a related party of the Group in September 2010. During the years ended December 31, 2012, 2011 and the period from September 2010 through December 31, 2010, the Group’s purchases of pig iron from Usipar amounted $32,351, $72,114 and $7,456, respectively, and the Group’s sales of coke and other raw materials to Usipar amounted $nil, $61,189 and $13,372, respectively. The Group further sold such pig iron to third party customers. For such transactions, the Group determined that it functioned as a principal, and the amounts of $34,820 and $75,683 were included in revenue from the sale of goods in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2012 and 2011, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2011, the Group had trade accounts receivable from Usipar and prepayments made to Usipar in the amount of $23,841 and $56,703, respectively. During the year ended December 31, 2012, Usipar repaid all amounts due to the Group.

(d)	Laminorul S.A.

In October 2009, the Group became a related party to Laminorul S.A., a steel company located in Romania, through representation in the Administrative Council. The Group entered into an agreement for materials processing with Laminorul S.A. in June 2009.

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

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2012, 2011 and 2010, the Group purchased transportation services in the amounts of $5,210, $5,664 and $2,857, respectively.

(f)	Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2012, 2011 and 2010, the Group purchased repair services in the amounts of $4,484, $4,797 and $4,043, respectively.

(g)	TPP Rousse

The Group’s subsidiaries owned 49% of the common shares in TPP Rousse until December 9, 2010, when the Group purchased the remaining 51% of the common shares of TPP Rousse and has been consolidating it from that date. During the period from January 1, 2010 through December 8, 2010, the Group’s sales to TPP Rousse amounted to $19,196.

In accordance with FASB ASC 205, financial position and results of operations of TPP Rousse is accounted for in the Group’s consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 as discontinued operations (refer to Note 3(d,e)).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

(i)	Nerungribank

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

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	At December 31, 2012	At December 31, 2011
Land	105,112	127,447
Buildings and land improvements	1,566,204	1,408,608
Transfer devices	137,967	133,066
Operating machinery and equipment .	3,062,523	2,716,572
Transportation equipment and vehicles	919,081	795,842
Tools, furniture, fixtures and other	43,699	35,908

	5,834,586	5,217,443
Less: accumulated depreciation	(2,052,712)	(1,768,739)

Operating property, plant and equipment, net	3,781,874	3,448,704
Mining plant and equipment	574,685	503,288
Less: accumulated depletion	(91,518)	(81,646)

Mining plant and equipment, net	483,167	421,642
Construction-in-progress	3,533,798	3,179,279

Property, plant and equipment, net	7,798,839	7,049,625

Included within construction-in-progress are advances to suppliers of equipment of $71,314 and $133,554 as of December 31, 2012 and 2011, respectively. During the years ended December 31, 2012 and 2011, the Group incurred interest expenses of $911,277 and $739,009, respectively, of which interest capitalized in the cost of property, plant and equipment was $241,923 and $178,460, respectively. The depreciation charge amounted to $438,661 and $372,558 for the years ended December 31, 2012 and 2011, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Mining plant and equipment, net included mining construction in progress in the amount of $181,838 and $140,477 as of December 31, 2012 and 2011, respectively.

Construction-in-progress includes costs of acquisition of property, plant and equipment and may include the capitalized costs necessary to deliver the asset to its intended location and prepare it for its productive use. The internally developed assets at construction-in-progress stage may also include material, direct labor costs, and allocable material and manufacturing overhead costs clearly related to the construction. The amounts of capitalized costs related to the Elga project (construction of coal deposit complex, railroad, bridges, roads, etc.) were $2,381,423 and $1,824,559 as of December 31, 2012 and 2011, respectively.

The Group decided to abandon and dispose of certain production equipment as a result of changes in its production strategy. For the year ended December 31, 2012, the loss resulting from write-off of equipment amounted to $11,429, out of which $7,294, $3,463, $598 and $74 related to the Mining, Steel, Ferroalloy and Energy segments, respectively. For the year ended December 31, 2011, the loss resulting from the write-off of equipment amounted to $11,006, out of which $8,225, $1,965 and $816 related to the Mining, Steel and Ferroalloy segments, respectively.

According to the results of the impairment analysis of long-lived assets, an impairment loss of $328,458 for the year ended December 31, 2012 was recognized (refer to Note 23).

11.	MINERAL LICENSES, NET

Mineral licenses, net are comprised of the following:

	December 31, 2012	December 31, 2011
Coal deposits	3,917,536	3,814,771
Chrome deposits	1,367,152	1,388,856
Iron ore deposits	91,376	78,059
Nickel deposits	—	34,516
Limestone deposits	2,851	2,689
Quartzite deposits	308	306

Mineral licenses before depletion	5,379,223	5,319,197
Accumulated depletion	(720,566)	(585,521)

Mineral licenses, net	4,658,657	4,733,676

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

To determine the value of the mineral licenses as of December 31, 2012, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group’s mining and ferroalloy segments production activities are located within Russia, Kazakhstan and the United States. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2037, with the most significant licenses expiring between 2013 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates. In Kazakhstan, the Group has mining licenses for the period ended in 2029 for a chrome deposit and license expiring in 2017 for a nickel deposit. In the United States, the Group controls coal reserves and resources through a combination of lease and ownership. The leases contain percentage royalties, which vary from 3% to 8.5% and depend on coal selling prices and most of these leases contain minimums recoupable from the future production. The leases expire over the period from 2013 to 2018, and they generally contain extension clauses.

The Group holds the license for the development of the Elga coal deposit, located in the Far Eastern part of the Russian Federation. The current license expires in 2020 and is subject to renewal conditioned upon complying with certain commitments and obligations undertaken by Mechel under the Purchase and Sales Agreement and the license requirements. According to the license, as amended in May 2010, the Group is required to meet the following construction deadlines and operational milestones: (a) build a rail line from the Ulak station on the Baikal-Amur Mainline up to the coal deposit by December 31, 2011; (b) complete construction of the first phase of the Elga coal complex by December 31, 2013; (c) reach annual coal production capacity of 9.0 million tonnes by July 1, 2013; (d) reach annual coal production capacity of 18.0 million tonnes by July 1, 2018; and (e) commission a coal washing plant with an annual capacity of 9.0 million tonnes by December 31, 2015. All amendments of the terms of the license were approved by the Ministry of Natural Resources and Ecology.

The Group has significant commitments for the construction of the railway (refer to Note 25). Management believes that as of April 15, 2013, the Group is in compliance with the requirements and commitments set by the license. Based on the results of the impairment analysis of long-lived assets performed by the Group during the year ended December 31, 2012, a loss from impairment of nickel mineral licenses was recognized in the amount of $10,514 (refer to Note 23).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

12.	OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

	December 31, 2012	December 31, 2011
Capitalized loan origination fees	83,275	86,409
Intangible assets, net	17,806	16,545
Prepaid royalty	26,187	25,203
VAT receivable	16,181	18,206
Advance payment to non state pension funds	15,934	13,539
Deferred assets from sale and lease back	13,574	13,630
Prepaid bonds	5,252	10,074
Single payment for participation in auction	—	7,180
Other	5,357	12,959

Total other non-current assets	183,566	203,745

As of December 31, 2012 and December 31, 2011, advanced payments of $15,934 and $13,539 were made by Yakutugol in terms of agreed pension benefit program to Almaznaya Osen’ and Mechel Fund non-state pension funds (refer to Note 16).

As of December 31, 2012 and December 31, 2011, the amounts of $69,700 and $71,673, respectively, related to capitalized origination fees on bank loans that were recorded as a non-current asset, and are being amortized using the effective interest method over the loan term (refer to Note 13). The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt. The Export Credit Agency (“ECA”) fees capitalized within loan origination fees amounted to $13,575 and $14,736 as of December 31, 2012 and December 31, 2011, respectively. The ECA fees are the export credit insurance cover issued by the respective Export Credit Agency acting as an intermediary between national governments and exporters to issue export financing.

As of December 31, 2012 and 2011, the amount of VAT receivable of $16,181 and $18,206, respectively, is comprised of a long-term portion of VAT related to Kazakh subsidiaries. According to the Group’s expectations, the reimbursement of this VAT amount will have a period of more than one year after the balance sheet date.

The BCG Companies have total bonding requirements of $21,171, of which $5,252 and $10,074 is collateralized by cash deposits and investments that are included in Bank deposits with original maturities over 90 days and Prepaid bonds as of December 31, 2012 and 2011, respectively. As of those dates, the insured bonding program included $20,860 and $19,304, respectively, in bonding capacity under an insured program that contained $4,942 and $9,733, respectively, in cash and investment collateral. Insurers have the right to increase collateral requirements should they consider it necessary to lower their risks. In March 2013, the Company increased its insured bonding requirements by $3,078 to secure permits for a slurry impoundment at its Coal Mountain operation.

In January-February 2012, Yakutugol won an auction conducted by Rosnedra (the Russian Federal Subsoil Use Agency) to acquire the subsoil licenses for Sutamsky and Sivaglinsky iron ore deposit areas for 91 million Russian rubles ($2,826) and 140 million Russian rubles ($4,354), respectively. The deposits are located in the

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Republic of Sakha (Yakutia). The single payment for participation in auction was recorded within Other non-current assets as of December 31, 2011 in the amount of $7,180. The subsoil licenses were legally received by the Group on February 29, 2012 for Sivaglinsky iron ore area and on March 5, 2012 for Sutamsky iron ore area.

13.	DEBT

	December 31, 2012		December 31, 2011
Short-term borrowings and current portion of long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	40,629	15.3	217,168	6.4-9.2
Bonds issue	195,635	7.4-11.3	380,349	8.1-19.0
Corporate lenders	3,144	0.0-7.0	5,782	0.0

Total	239,408		603,299
U.S. dollar-denominated:
Banks and financial institutions	15,698	1.8	291,503	1.3-8.0
Corporate lenders	—	—	260	6.5

Total	15,698		291,763
Euro-denominated:
Banks and financial institutions	49,809	1.1-4.5	341,928	1.8-9.4
Corporate lenders	3,831	2.9	—	—

Total	53,640		341,928
Romanian lei-denominated:
Banks and financial institutions	46,055	9.9	16,922	8.4-9.4

Total	46,055		16,922
Kazakh tenge-denominated:
Banks and financial institutions	16,585	9.5	28,538	9.5

Total	16,585		28,538
Turkish lira-denominated:
Banks and financial institutions	6,222	11.0-14.0	10,418	13.8-17.8

Total	6,222		10,418
Total short-term borrowings	377,608		1,292,868
Current portion of long-term debt	1,083,142		1,358,489

Total short-term borrowings and current portion of long-term debt	1,460,750		2,651,357

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2012 and December 31, 2011 was 14.4% and 7.2% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2012 and December 31, 2011 was 1.8% and 4.0% p.a., respectively. The weighted average interest rate of the euro-denominated short-term borrowings as of December 31, 2012 and December 31, 2011 was 3.5% and 4.9% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2012 and December 31, 2011 was 9.9% and 9.3% p.a., respectively. The weighted average interest

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

rate of the Kazakh tenge-denominated short-term borrowings as of December 31, 2012 and December 31, 2011 was 9.5% and 9.5% p.a., respectively. The weighted average interest rate of the Turkish lira-denominated short-term borrowings as of December 31, 2012 and December 31, 2011 was 13.3% and 16.4% p.a., respectively.

	December 31, 2012		December 31, 2011
Long-term debt, net of current portion:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	2,938,742	7.5-14.0	2,674,866	6.0-14.0
Bonds issue	2,205,928	8.3-11.3	1,552,133	7.4-10.0
Corporate lenders	236	0.0	228	0.0

Total	5,144,906		4,227,227
U.S. dollar-denominated:
Syndicated loan	1,003,964	5.3	1,765,926	4.3-6.0
Banks and financial institutions	2,255,364	1.9-7.9	1,604,383	0.0-8.1
Corporate lenders	20,325	0.0-8.4	29,216	0.0-12.0

Total	3,279,653		3,399,525
Euro-denominated:
Banks and financial institutions	585,274	1.0-7.3	463,722	2.0-8.1
Corporate lenders	—	—	44	0.0

Total	585,274		463,766
Turkish lira-denominated:
Banks and financial institutions	2,798	11.9	—	—

Total	2,798		—
Total long-term obligations	9,012,631		8,090,518
Less: current portion	(1,083,142)		(1,358,489)

Total long-term debt, net of current portion	7,929,489		6,732,029

The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2012 and December 31, 2011 was 10.3% and 9.1% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2012 and December 31, 2011 was 5.8% and 5.6% p.a., respectively. The weighted average interest rate of the euro-denominated long-term borrowings as of December 31, 2012 and December 31, 2011 was 3.6% and 4.2% p.a., respectively. The weighted average interest rate of the Turkish lira-denominated short-term borrowings was 11.9% as of December 31, 2012.

Aggregate scheduled maturities of the debt outstanding as of December 31, 2012, are as follows:

Payable by:
2013	1,460,750
2014	2,613,174
2015	2,932,315
2016	1,440,152
2017	736,864
Thereafter	206,984

Total	9,390,239

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The unused portion under all credit facilities as of December 31, 2012 and December 31, 2011 was $580,939 and $904,059, respectively. As of December 31, 2012, the Group’s credit facilities provided aggregated borrowing capacity of $9,971,178, of which $1,508,336 expires within a year.

The outstanding balances of short-term and long-term debt by denominated currencies and major banks as of December 31, 2012 and December 31, 2011 were as follows:

	December 31, 2012	December 31, 2011
Short-term and long-term debt:	Amount	Amount
Russian ruble-denominated:
Bonds	2,401,563	1,932,482
Sberbank	1,057,451	1,352,453
VTB	883,976	740,599
Gazprombank	817,520	449,994
Eurasian Development Bank	92,227	87,004
Transcreditbank	78,152	58,695
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	31,606	41,410
Alfa-bank	—	31,060
MBRR	—	31,060
Other	21,819	105,769

Total	5,384,314	4,830,526
U.S. dollar-denominated:
Gazprombank	1,500,000	1,765,926
Syndicated credit facility	1,003,964	1,000,000
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	196,313	243,563
Alfa-bank	150,000	150,000
Fortis Bank	148,712	85,722
Sberbank	131,333	177,000
Uralsib	50,000	145,000
Raiffeisen Bank	43,250	50,000
Other	71,779	74,077

Total	3,295,351	3,691,288
Euro-denominated:
Fortis Bank	205,905	158,981
ING Bank	85,025	91,166
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	78,289	147,931
VTB	66,924	65,351
Uralsib	46,357	64,715
Gazprombank	35,762	34,947
Raiffeisen Bank	25,726	55,822
Sberbank	7,174	7,011
Alfa-bank	—	7,811
Other	87,752	171,959

Total	638,914	805,694

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	December 31, 2012	December 31, 2011
Short-term and long-term debt:	Amount	Amount
Romanian lei-denominated:
Raiffeisen Bank	46,055	16,922

Total	46,055	16,922
Kazakh tenge-denominated:
Sberbank	16,585	28,538

Total	16,585	28,538
Turkish lira-denominated:
Other	9,020	10,418

Total	9,020	10,418

Total short-term and long-term debt	9,390,239	9,383,386

(a)	Revolving credit lines

In 2010-2012, the Group negotiated revolving credit agreements providing for unrestricted borrowings up to $1,163,091 with several banks. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 1.1-12.0% p.a., and are continuously renewable at the Group’s option for 1-5 years provided there is compliance with the terms of the agreement.

As of December 31, 2012, the Group intends to renew obligations in the amount of $289,881 incurred under those agreements for a period extending beyond one year from the balance sheet date. Accordingly, the long-term debt maturing in one year or earlier was excluded from current liabilities because the Group consummated a financing agreement meeting the conditions set forth in FASB ASC 470-10, “Debt” (“ASC 470”), prior to the issuance of the balance sheet.

(b)	Syndicated loan

In September 2010, the Group executed a $2,000,000 syndicated pre-export facility agreement and refinanced its remaining debt obligations under previously obtained credit facilities. The facility was split between CMP, SKCC, SUNP and Yakutugol in the amounts of $95,238, $857,143, $190,476 and $857,143, respectively. The facility was drawn in two tranches, a 3-year and a 5-year tranche in amount of $800,000 and $1,200,000, respectively. The repayment was scheduled in monthly installments after the 9 and 15 month grace periods, respectively. The credit facility bears interest at a rate of LIBOR plus 4.0-5.8% p.a.

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

In December 2012, our subsidiaries Yakutugol and SKCC and a syndicate of banks coordinated by ING Bank N.V., Société Générale, UniCredit, JSCB Rosbank and ABN AMRO Bank N.V. entered into an

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

amendment and restatement agreement to the existing pre-export facility agreements for a total amount of $1,000,000. The amendments provide that the loan, which was in a monthly repayment phase, will be repayable in equal monthly installments from December 2013 through August 2015. The amended facility bears interest at a rate of LIBOR plus 5.0 p.a. CMP and SUNP repaid the facility in the amount of $252,275 by the end of December 2012.

The Group treated this refinancing as a debt modification under ASC 470. The fees associated with the modified debt, along with existing capitalized origination fees, were capitalized and will be amortized as an adjustment of interest expense over the remaining term of the syndicated loan using the effective interest method.

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

In April 2012, Yakutugol and SKCC signed loan agreements with Gazprombank for credit facilities in the amount of $500,000 maturing in five years with a three year grace period bearing interest at 7.5% p.a.

(d)	Sberbank facility

On October 9, 2012, Sberbank opened four credit lines to our subsidiary SKCC in the total amount of 24 billion Russian rubles ($772,258 as of the dates when facilities were obtained) for the purpose of working capital financing, falling due in five years. The repayment should be made in eight equal installments starting from December 2015 through October 2017. As of December 31, 2012, the outstanding balance was $452,777.

Interest is payable at a floating rate varying from 12.1% to 13.1% per year for one of four credit lines and from 10.5% to 11.5% per year for the other three credit lines. The exact rate applicable to each loan depends on the ratio of SKCC revenue and the current amount of the liabilities under the loan. The interest rate is 10.5% - 12.1% at the end of the year. The obligations under the credit line agreement are guaranteed by Yakutugol, Mechel Mining OAO and Mechel OAO.

(e)	Bonds

On June 21, 2006, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($184,877 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the eighth coupon periods was set as equal to that of the first period. The bondholders had an option to demand repayment of the bonds at par value starting June 21, 2010 and November 16, 2011. The interest rate for the ninth and tenth coupon was set at 8.5% p.a. The interest rate for the eleventh to the fourteenth coupon periods was set at 7.4% p.a. The obligatory redemption date is June 12, 2013. The costs related to the issuance of bonds in the amount of $739 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2012 was $163,721 and is classified as current debt.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On July 30, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($159,154 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 19% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the sixteenth coupon periods was set at 11.3% p.a. The interest rate for the seventeenth to the twenty-eighth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting July 26, 2013. The obligatory redemption date is July 21, 2016. Bonds are secured by a guarantee issued by Yakutugol. The costs related to the issuance of bonds in the amount of $1,844 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2012 was $52,361 and is classified as current debt in amount $31,914 and as long-term debt in amount $20,717 as the Group has ability and intent to refinance part of obligations under these bonds in case of early redemption through long-term facility received from VTB in April 2013 (refer to Note 26).

On October 20, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,327 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the fourteenth coupon periods was set at 11.3% p.a. The interest rate for the fifteenth to the thirty-sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting April 19, 2013. The obligatory redemption date is October 9, 2018. Bonds are secured by a guarantee issued by Yakutugol. The costs related to the issuance of bonds in the amount of $703 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2012 was $45,402 and is classified as long-term debt as the Group has ability and intent to refinance the obligations under these bonds in case of early redemption through long-term facility received from VTB in April 2013 (refer to Note 26).

On November 13, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($174,398 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the fourth coupon periods is set as equal to that of the first period. The interest rate for the fifth and sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bonds were redeemed on November 9, 2012 in full amount.

On March 16, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,443 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.8% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The obligatory redemption date is March 12, 2013. The costs related to the issuance of bonds in the amount of $1,620 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2012 was $164,622 and is classified as long-term debt as the Group has ability and intent to refinance the obligations under these bonds in case of early redemption through long-term facility received from VTB in April 2013 (refer to Note 26).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On April 28, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($172,044 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.8% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The obligatory redemption date is April 24, 2013. The costs related to the issuance of bonds in the amount of $360 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2012 was $164,622 and is classified as long-term debt as the Group has ability and intent to refinance the obligations under these bonds in case of early redemption through long-term facility received from VTB in April 2013 (refer to Note 26).

On September 7, 2010, Mechel OAO issued two 5,000,000 ruble-denominated bonds in an aggregate principal amount of 10 billion Russian rubles ($327,042 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 10.0% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting August 27, 2015. The obligatory redemption date is August 25, 2020. The costs related to the issuance of bonds in the amount of $864 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2012 was $329,243 and is classified as long-term debt.

On February 22, 2011, Mechel OAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of 10 billion Russian rubles ($342,996 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.3% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The interest rate for the seventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting February 14, 2014. The obligatory redemption date is February 9, 2021. The costs related to the issuance of bonds in the amount of $2,355 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2012 in the amount of $329,243 is classified as long-term debt.

On June 9, 2011, Mechel OAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of 10 billion Russian rubles ($361,210 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting May 29, 2016. The obligatory redemption date is May 27, 2021. The costs related to the issuance of bonds in the amount of $1,293 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2012 in amount of $329,243 is classified as long-term debt.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On June 14, 2011, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($179,916 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 3, 2016. The obligatory redemption date is June 1, 2021. The costs related to the issuance of bonds in the amount of $574 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2012 in amount of $164,622 and is classified as long-term debt.

On February 14, 2012, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($167,295 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 10.25% p.a. The interest rate for the second to the fourth coupon periods is set as equal to that of the first period. The interest rate for the fifth to sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting February 5, 2014. The obligatory redemption date is February 10, 2015. The costs related to the issuance of bonds in the amount of $571 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2012 in the amount of $164,622 is classified as long-term debt.

On April 10, 2012, Mechel OAO made five issues of ruble-denominated bonds in an aggregate principal amount of 15 billion Russian rubles ($506,145 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for all coupon periods amounted to 11.25% p.a. The obligatory redemption date is April 7, 2015. The costs related to the issuance of bonds in the amount of $251 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2012 in the amount of $493,865 is classified as long-term debt.

(f)	Other loans

In addition to a $1,000,000 U.S. dollar-denominated credit facility, in 2011-2012, Gazprombank provided long-term ruble, U.S. dollar and euro-denominated loans to the Group’s subsidiaries bearing interest at 4.3-11.0% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $1,353,282 and $484,941, respectively.

In addition to a 24 billion Russian rubles ($772,258 as of the dates when facilities were obtained) credit facility, during 2009-2012, Sberbank provided long-term and short-term ruble, U.S. dollar, Kazakh tenge and euro-denominated loans to the Group’s subsidiaries bearing interest at 4.3-14.0% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $759,766 and $604,714, respectively.

During 2008, VTB provided a short-term ruble-denominated loan to the Group’s subsidiaries (CMP, SKCC and Yakutugol) bearing interest at 12.0% p.a., which was increased by the bank in November 2009 up to 14.6% p.a. for Yakutugol and SKCC and up to 14.0% p.a. for CMP. In September 2010, the interest rate was decreased to 9.8% p.a. for SKCC. In April 2011, the interest rate was decreased to 8.4% p.a. for SKCC and Yakutugol. In

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

accordance with an amendment to the agreement, the loan should be repaid in November 2012. In April 2012, VTB signed an amendment resulting in a repayment of the facility in four equal payments starting from July 2014 through April 2015. Accordingly, the Group classified the outstanding balance under this facility agreement as long-term debt as of December 31, 2011. In 2012, the interest rate was agreed to be MosPrime plus 4.5% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $447,770 and $422,411, respectively.

During 2010-2012, VTB provided ruble and euro-denominated long-term and short-term loans to CMP, HBL and Mechel OAO, bearing interest at 5.3-12.0% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $503,129 and $383,539, respectively.

In 2012, Uralsib Bank provided BMP and Mechel-Trans with long-term U.S. dollar and euro-denominated loans bearing interest at 6.8-7.3% p.a. The outstanding balance as of December 31, 2012 was $96,357.

In 2011, TransCreditBank provided a long-term ruble-denominated loan to SKCC bearing interest at 9.65% p.a. Starting from May 2012, the interest rate is MosPrime plus a margin 4.95% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $78,152 and $58,695 respectively.

During 2006-2011, UniCredit Bank provided short-term and long-term U.S. dollar and euro-denominated loans to the Group’s subsidiaries bearing interest at 1.0-8.0% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $306,208 and $106,814, respectively.

During 2007-2010, Fortis Bank provided the Group’s subsidiaries with U.S. dollar and euro-denominated loans bearing interest at 1.7-7.5% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $354,617 and $213,840, respectively.

During 2011-2012, Alfa-bank provided MTAG with long-term U.S. dollar-denominated loans bearing interest at 5.9-7.9% p.a. in the total amount of $150,000. The outstanding balance as of December 31, 2012 and December 31, 2011 were $150,000 and $150,000 respectively.

In 2011, Eurasian Development Bank provided Yakutugol with a long-term ruble-denominated loan bearing interest at 9.2% in the total amount of $95,319. The outstanding balance as of December 31, 2012 was $92,227.

In 2008-2012, ING bank provided the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 1.6-3.9% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $85,025 and $91,166, respectively.

In 2009-2011, Raiffeisenbank provided the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 1.1-9.9% p.a. The outstanding balances as of December 31, 2012 and December 31, 2011 were $115,031 and $122,064, respectively.

(g)	Pledges

The syndicated pre-export credit facility was secured by 1,212,594 common shares of Yakutugol (30% of total common shares) and 10,832,764 common shares of SKCC (30% of total common shares) as of

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

December 31, 2012. In January 2013, the number of shares pledged was renegotiated. The indebtedness under the credit facility is secured by the pledge of 1,010,498 common shares of Yakutugol (25% plus 1 of total common shares) and 9,027,306 common shares of SKCC (25% plus 1 of total common shares).

The indebtedness under the credit facility with Gazprombank is secured by the pledge of 1,010,498 common shares of Yakutugol (25% plus 1 of total common shares) and 9,027,306 common shares of SKCC (25% plus 1 of total common shares).

The indebtedness under the long-term credit facility provided by Sberbank to CMP totaling $493,865 and $465,895 as of December 31, 2012 and December 31, 2011, respectively, is secured by the pledge of 1,866,711 common shares of BMP (25% plus 1 share of total common shares).

The indebtedness under the long-term credit facility provided by Fortis to CMP totaling $282,130 and $135,103 as of December 31, 2012 and December 31, 2011, respectively, is secured by the pledge of 632,393 common shares of CMP (20% of total common shares).

The indebtedness under the long-term credit facility of $500,000 provided by Gazprombank to Yakutugol and SKCC is secured by the pledge of 62,533 common shares of KMP (25% plus 1 of total common shares) as of December 31, 2012.

As of December 31, 2012 and December 31, 2011, the carrying value of property, plant and equipment pledged under the loan agreements amounted to $1,208,167 and $789,929, respectively. Carrying value of inventories pledged under the loan agreements amounted to $111,723 and $282,399 as of December 31, 2012 and December 31, 2011, respectively. Accounts receivable pledged as of December 31, 2012 and December 31, 2011 amounted to $17,359 and $79,667, respectively. Cash pledged under the loan agreements amounted to $2,340 and $117,461 as of December 31, 2012 and December 31, 2011, respectively.

(h)	Covenants

The Group’s loan agreements contain a number of covenants and restrictions, which include, but are not limited to, financial ratios, maximum amount of debt, minimum value of shareholders’ equity and certain cross-default provisions. The covenants also include, among other restrictions, limitations on: (1) indebtedness of certain companies in our group; (2) amount of dividends on our common and preferred shares; and (3) amounts that can be spent for capital expenditures, new investments and acquisitions. Covenant breaches if not waived generally permit lenders to demand accelerated repayment of principal and interest.

The table below sets out the requirements of most significant restrictive debt covenants and the actual ratios/amounts as of December 31, 2012.

Restrictive Covenant	Requirement	Actual as of December 31, 2012
Mechel’s Adjusted Shareholders Equity, as defined in respective loan agreements	Greater than or equal to $4,000,000	$4,135,944
Mechel’s Net Borrowings to EBITDA	Shall not exceed 5.5:1.0	7.2:1.0
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 2.65:1.0	1.85:1.0
Mechel’s Net Borrowings	Not exceed $11,000,000	$9,613,020

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2012, the Group was not in compliance with financial covenants under various loan agreements, but received appropriate waivers from the lenders and covenant amendments from the banks. Specifically, the Group received, after December 31, 2012, consents and covenant amendments relating to the following breaches under various long-term and short-term loans totaling $5,952,620:

•

The Group would not have been in compliance with “Net Borrowings to EBITDA” ratio as defined by numerous debt agreements at a level not exceeding 5.5:1.0 as of December 31, 2012, while the actual “Net Borrowings to EBITDA” ratio was 7.2:1.0. As of June 30, 2013, the ratio of “Net Borrowings to EBITDA” shall not exceed 7.5:1.0, reducing to 3.5:1.0 as of June 30, 2017.

•

The Group would not have been in compliance with “EBITDA to Net Interest Expenses” ratio set at a level not less than 2.65:1, while the actual “EBITDA to Net Interest Expenses” ratio was 1.85:1.0. As of June 30, 2013, the ratio of “EBITDA to Net Interest Expenses” shall not be less than 1.5:1.0, increasing to 4.0:1.0 as of June 30, 2017.

•	The Group would not have been in compliance with the “Net Borrowings to EBITDA” ratio set at a level not exceeding 3.5:1.0 as of December 31, 2012 for Mechel-Mining OAO under numerous loan agreements.

•

HBL would not have been in compliance with its financial covenants “Net Equity” and “Shareholders’ Equity” under the long-term euro-denominated agreement signed with VTB (Deutschland) set at a level to be equal or greater than $nil. As of December 31, 2012, these amounts were negative. The outstanding balance under this loan agreement was $61,970 as of December 31, 2012.

In addition, Mechel OAO would not have been in compliance with indebtedness related ratio set by the long-term credit facility agreement signed with Bank of China. As of December 31, 2012, the Group had $18,438 of loans repayable within next twelve months including $13,828 of long-term debt that was classified as short-term liabilities as of that date because of the covenant violations.

One of the waivers that the Group received from UniCredit Bank is subject to the fulfillment of certain conditions before April 30, 2013. Management believes that it is probable that such conditions will be met by April 30, 2012.

In addition, the loan agreements set restrictions on the distribution of the Group’s earnings for the dividend payments on ordinary and preferred shares if: (i) the Group’s ratio of “Net Borrowings to EBITDA” exceeds or equal to 3.0:1.0; (ii) the amount of dividends exceeds 60% of net profit for the year; (iii) the amount of dividends on preferred shares exceeds 20% of net profit for the respective year, and (iv) the Group incurs a loss during the year the payment of dividend on preferred shares shall not exceed 7,500,000 Russian rubles ($245).

In accordance with the Group’s projections, the Group has both intent and ability to meet the covenants during and for the year ending December 31, 2013. As a result, no reclassification of long-term debt to short-term liabilities due to covenant violations as of December 31, 2012 has been made, except for the amount under the facility signed with Bank of China as described above.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

14.	FAIR VALUE MEASUREMENTS

FASB ASC 820, “Fair Value Measurement” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

•

Level 3 —   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

(a)	Assets and liabilities measured at fair value on a recurring basis

The Group has segregated all financial assets and liabilities that are measures at fair value on a recurring basis as of December 31, 2012 and December 31, 2011 into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below:

December 31, 2012	Level 1	Level 2	Level 3	Fair Value Measurements
Assets:
Available-for-sale securities	2,989	—	—	2,989
Total assets	2,989	—	—	2,989

Liabilities:
Contingent liability	—	—	(25,665)	(25,665)
Swap transaction	—	(14,257)	—	(14,257)
Option	—	(23,623)	—	(23,623)
Total liabilities	—	(37,880)	(25,665)	(63,545)

December 31, 2011	Level 1	Level 2	Level 3	Fair Value Measurements
Assets:
Available-for-sale securities	2,923	—	—	2,923
Total assets	2,923	—	—	2,923

Liabilities:
Contingent liability	—	—	(23,759)	(23,759)
Swap transaction	—	(20,784)	—	(20,784)
Total liabilities	—	(20,784)	(23,759)	(44,543)

To determine the fair value of available-for-sale securities quoted market prices in active markets for identical assets were used by the Group and they were considered as Level 1 inputs.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On July 12, 2011, the Group entered into a non-deliverable cross currency 5 billion Russian rubles swap agreement with VTB Bank (Austria). The termination date of the swap is August 28, 2015. The underlying instrument for the swap transaction is a 5 billion Russian rubles bond bearing interest at 10% and maturing on August 25, 2020 (put option date – September 1, 2015) issued by Mechel OAO on September 7, 2010. Under the terms of the agreement, VTB Bank pays interest of 10% p.a. at 5 billion Russian rubles notional amount, the Group pays interest of 5.69% p.a. on $176,367 notional amount.

Interest is paid on a semi-annual basis with the first payment on March 2, 2012. On the termination date, VTB Bank pays to the Group the notional amount of 5 billion Russian rubles, and the Group pays to VTB Bank the notional amount of $176,367. The business objective of this instrument is to decrease the effective interest rate for a 5 billion Russian rubles bond during the year ending December 31, 2012 via a positive net cash inflow from interest payments under the swap instrument according to the Group’s expectations about U.S. dollar and ruble exchange rate fluctuations.

The Group accounts for the above mentioned swap instrument at fair value as a derivative instrument not designated or qualifying as a hedging instrument under ASC 815. For the year ended December 31, 2012, $6,527 gain related to the change in the fair value of this swap instrument was included in the net foreign exchange gain (loss) in the accompanying consolidated statement of operations and comprehensive income (loss) and consolidated statements of cash flows. As of December 31, 2012, the fair value of this swap instrument was recorded in Other long-term liabilities in the amount of $14,257.

The fair value of the Group’s swap contract is valued based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes have been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

In October 2012, SKCC entered into a cross currency option with Sberbank. The option is contracted in respect of three facilities totaling to 13 billion Russian rubles ($428,016 at the exchange rate as of December 31, 2012) falling due on October 6, 2017. The ruble-denominated facilities bear floating interest rate of 10.5%-11.5% p.a. The option is designed to convert the ruble notional amount into U.S. dollars at a pre-determined strike exchange rate (6.5 billion Russian rubles – at the exchange rate of 31.04 Russian rubles per 1 U.S. dollar, 5.0 billion Russian rubles – at the exchange rate of 30.80 Russian rubles per 1 U.S. dollar, 1.5 billion Russian rubles – at the exchange rate of 31.00 Russian rubles per 1 U.S. dollar) when the barrier exchange rate (indicated at Reuters) achieves 50 Russian rubles per 1 U.S. dollar. Simultaneously, the interest rate is modified into floating 10.0% - 11.0% p.a. After the triggering event, all future payments will be in U.S. dollars. The business objective of this instrument is the decrease in interest rate on the ruble-denominated facilities based on the Group’s expectations about U.S. dollar and ruble exchange rate fluctuations.

The Group accounts for the above mentioned option at fair value as a derivative instrument not designated or qualifying as a hedging instrument under ASC 815. For the year ended December 31, 2012, $20,276 gain related to the change in the fair value of this option was included in the net foreign exchange gain (loss) in the accompanying consolidated statement of operations and comprehensive income (loss) and consolidated statements of cash flows. As of December 31, 2012, the fair value of this option was recorded in Other long-term liabilities in the amount of $23,623.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The fair value of the Group’s option contract is valued based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes have been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

The contingent liability measured at fair value is represented by the Drilling Program contingent liability with the maturity date of May 7, 2014, which was calculated using estimated tonnage of coal in-place determined by the independent appraiser. The present value of this liability was determined using an 8% discount rate, stated in the agreement for actual settlement of contingent obligation, which represents the estimate of the amount that would have been paid if the Group had settled the liability at the balance sheet date (refer to Note 25(f)).

The Group’s model inputs used involve significant management judgment. Such assets and liabilities are typically classified within Level 3 of the fair value hierarchy. The table below sets forth a summary of changes in the fair value of Group’s Level 3 financial liability for the years ended December 31, 2012, 2011 and 2010:

Contingent liability
Balance at beginning of 2010	(20,369)
Gain resulting from remeasurement of contingent liability (Note 25)	(1,630)
Transfers in and out of Level 3	—

Balance at beginning of 2011	(21,999)

Loss resulting from remeasurement of contingent liability (Note 25)	(1,760)
Transfers in and out of Level 3	—

Balance at beginning of 2012	(23,759)
Loss resulting from remeasurement of contingent liability (Note 25)	(1,906)
Transfers in and out of Level 3	—

Balance at end of year	(25,665)

(b)	Fair value of assets and liabilities not measured at fair value

As of December 31, 2012, the fair value of variable and fixed rate long-term loans (based on future cash flows discounted at current long-term market rates available for corporations) was as follows:

As of December 31, 2012	Estimated fair value	Level 1	Level 2	Level 3	Carrying value incl. interest accrued
Russian ruble-denominated debt	4,817,314	2,039,688	1,023,523	1,754,103	5,098,403
U.S. dollar-denominated debt	2,468,734	—	1,759,015	709,719	2,479,536
Euro-denominated debt	430,135	—	374,837	55,298	433,346
Turkish lira-denominated	1,487	—	—	1,487	1,487

Total long-term debt	7,717,670	2,039,688	3,157,375	2,520,607	8,012,772

The fair value of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, short-term borrowings, bank financing, equipment financing contracts and other financial instruments not included in the tables above approximates carrying value.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

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

The following table presents the movements in asset retirement obligations for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Asset retirement obligation at beginning of year	43,241	54,496	59,695
Liabilities incurred in the current year	—	—	82
Liabilities settled in the current year	(2,436)	(4,819)	(2,821)
Accretion expense	5,021	6,659	6,545
Revision in estimated cash flow	1,946	(11,769)	(8,228)
Translation difference	2,082	(1,326)	(777)

Asset retirement obligation at end of year	49,854	43,241	54,496

Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or decrease in the value of the underlying non-current assets. The effects of revisions in estimated cash flows relate mainly to continuous refinement of future asset removal activities and restoration costs at SKCC and Yakutugol during the year ended December 31, 2012, at Izhstal and Yakutugol during the year ended December 31, 2011, at CMP and SKCC during the year ended December 31, 2010 as assessed by the Group with the help of independent environmental engineers.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

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

As of December 31, 2012, there were 70,352 active participants under the defined benefit pension plans and 38,486 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2011, the related figures were 74,788 and 39,332, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

The total number of the BCG Companies’ employees and their dependents eligible for benefits as of December 31, 2012 was 565 and the total number of retirees and their dependents was 157. As of December 31, 2011, the related figures were 569 and 153, respectively. The majority of employees belong to the United Mine Workers of America (UMWA).

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2013, with the measurement date of December 31, 2012. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined by the Group are supported by an independent qualified actuary, and are charged to the statements of operations and comprehensive income (loss) ratably over employees’ working service with the Group.

As of December 31, 2012 and 2011, projected benefit obligation and other postretirement benefit obligations amounted to $197,262 and $165,678, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(a)	Projected benefit obligation

The movements in the projected benefit obligation (“PBO”) were as follows during the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Projected benefit obligation at beginning of year	120,906	146,735	156,880
Service cost	4,328	5,684	6,986
Interest cost	9,859	11,451	12,568
Obligations arising from acquisitions and other	8,472	10,211	762
Benefits paid	(16,535)	(12,582)	(15,085)
Actuarial loss (gain)	13,223	2,416	(4,505)
Plan amendments	3,290	274	8,852
Curtailment gain	(2,999)	(38,226)	(18,237)
Translation difference	7,214	(5,057)	(1,486)

Projected benefit obligation at end of year	147,758	120,906	146,735

Upon the acquisition of Cognor on September 25, 2012 (refer to Note 3(a)), the Group recognized additional PBO in the amount of $8,472.

The curtailment gain was recognized in 2012 due to the redundancies at Romanian entities, the redundancies and the termination of provision of the financial support to future pensioners at SUNP.

The actuarial loss in 2012 was recognized as a result of changes in assumptions, including the decrease in discount rates and the decrease in mortality rates.

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

Upon the acquisition of DEMP on December 22, 2011 (refer to Note 3(c)), the Group recognized additional PBO in the amount of $10,211.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Pension obligation, current portion	18,313	20,535
Pension obligation, net of current portion	129,445	100,371

Total pension obligation	147,758	120,906

The components of net periodic benefit cost were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Service cost	4,328	5,684	6,986
Amortization of prior service cost	1,922	1,444	670
Interest cost	9,859	11,451	12,568
Amortization of actuarial gain	(4,301)	(4,522)	(2,581)
Curtailment gain	(1,691)	(38,711)	(13,910)
Other benefits	—	—	545

Net periodic benefit cost	10,117	(24,654)	4,278

The PBO, accumulated benefit obligation, fair value of plan assets and funded status were as follows as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Projected benefit obligation	147,758	120,906
Accumulated benefit obligation	128,159	107,503
Fair value of plan assets	—	—
Funded status	(147,758)	(120,906)

Amounts recognized in accumulated other comprehensive income (“AOCI”) were as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Net gain	(36,344)	(50,052)
Prior service cost	9,790	8,021
Translation difference	631	(1,315)

Total amount recognised in AOCI	(25,923)	(43,346)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The change in the PBO recognized in OCI was as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Additional (gain) loss arising during the year	13,223	2,416	(4,505)
Less re-classified (gain) loss amortization	(3,103)	(4,177)	(606)
Additional prior service cost (credit) from plan amendment	3,290	274	8,852
Less re-classified prior service cost amortization	2,032	613	3,023
Translation difference	(161)	84	2,461

Net amount recognised in other comprehensive income for the year	17,423	6,338	4,391

The key actuarial assumptions used to determine benefit obligations were as follows as of December 31, 2012 and 2011:

	2012	2011
Discount rate
Russian entities	7.00%	8.00%
Romanian entities	7.40%	7.40%
German entities	3.00%	5.14%
Ukrainian entities	10.00%	14.00%
Austrian entities	3.75%	—
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	6.88%	6.88%
Romanian entities	5.17%	5.17%
German entities	4.00%	4.00%
Ukrainian entities	5.30%	5.00%
Austrian entities	3.50%	—

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2012 and 2011:

	2012	2011
Discount rate
Russian entities	8.00%	8.00%
Romanian entities	6.50%	7.00%
German entities	5.14%	5.15%
Ukrainian entities	14.00%	14.00%
Austrian entities	3.75%	—
Expected return on plan assets	N/A	N/A
Rate of compensation increase
Russian entities	6.88%	7.29%
Romanian entities	4.34%	5.37%
German entities	4.00%	4.00%
Ukrainian entities	5.60%	9.00%
Austrian entities	3.50%	—

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The results of sensitivity analysis of PBO as of December 31, 2012 are presented below:

Change in PBO as of December 31, 2012 % from the “Base Case” PBO
Discount rate of 1% p.a. lower than “base case”	7.6%
Salary growth of 1% p.a. higher than “base case”	2.6%
Staff turnover rate plus 3% p.p. for all ages	(7.7%)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2013:

2013
Transition obligation (asset)	—
Net gain	(2,305)
Prior service cost	1,836

Total amounts expected to be recognized during 2012	(469)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2013	2014	2015	2016	2017	2018-2022	Total
Pensions (including monthly financial support)	5,056	4,203	4,182	4,208	4,231	19,300	41,180
Other benefits	13,257	5,199	5,490	5,812	6,349	31,234	67,341

Total expected benefits to be paid	18,313	9,402	9,672	10,020	10,580	50,534	108,521

(b)	Other postretirement benefit obligations

Upon the acquisition by the Group of the BCG Companies on May 7, 2009, the Group recognized the healthcare postretirement benefit obligations. The movements in accumulated postretirement benefit obligation were as follows during the year ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Accumulated postretirement benefit obligation at beginning of year	44,772	40,534	27,109
Service cost	2,106	1,956	1,178
Interest cost	2,300	2,132	1,837
Actuarial loss	2,516	2,044	12,001
Benefits paid	(2,190)	(1,894)	(1,591)

Accumulated postretirement benefit obligation at end of year	49,504	44,772	40,534

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2012, 2011 and 2010:

	December 31, 2012	December 31, 2011	December 31, 2010
Postretirement obligation, current portion	1,731	1,470	1,259
Postretirement obligation, net of current portion	47,773	43,302	39,275

Total postretirement obligation	49,504	44,772	40,534

The components of net periodic benefit cost were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Service cost	2,106	1,956	1,178
Amortization of prior service cost	670	603	144
Interest cost	2,300	2,132	1,837

Net periodic benefit cost	5,076	4,691	3,159

A summary of accumulated postretirement benefit obligation, employer contributions, benefits paid and funded status were as follows as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Accumulated postretirement benefit obligation at end of year	49,504	44,772
Employer contributions	2,189	1,894
Benefits paid	(2,189)	(1,894)
Funded status at end of year	(49,504)	(44,772)

Amounts recognized in AOCI were as follows for the year ended December 31, 2012 and 2011:

	2012	2011
Net actuarial loss	20,020	18,174

Other changes in assets and benefit obligations recognized in other comprehensive income were as follows as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Net actuarial loss	2,516	2,044
Amortization of net loss	(670)	(603)

Total recognized in other comprehensive income	1,846	1,441

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Other information used in actuarial valuation as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Market-related value of assets as of beginning of fiscal period	—	—
Amount of future annual benefits of plan participants covered by insurance contracts issued by the employer or related parties	—	—
Alternative amortization methods used
Prior service cost	N/A	N/A
Unrecognized net (gain)/loss	None	None
Employer commitments to make future plan amendments (that serve as the basis for the employer’s accounting for the plan)	None	None

The key actuarial assumptions used to determine benefit obligations at December 31, 2012 and 2011:

	2012	2011
Discount rate	4.48%	5.20%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	N/A	N/A
Healthcare cost trend rate	9.00%	9.50%
Ultimate rate	5.00%	5.00%
Number of years to reach ultimate rate	7	10

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2012 and 2011:

	2012	2011
Discount rate	5.20%	5.64%
Expected return on plan assets	N/A	N/A
Healthcare cost trend assumed for the subsequent year	9.50%	10.00%
Ultimate rate	5.00%	5.00%
Number of years to reach ultimate rate	9	10

The results of sensitivity analysis of postretirement benefit obligations as of December 31, 2012 are presented below:

Change in postretirement benefit obligations as of December 31, 2012
Annual effect of 1% point increase in healthcare cost trend on:
Service and interest cost components	1,203
Accumulated postretirement benefit obligation	8,541
Annual effect of 1% point decrease in healthcare cost trend on:
Service and interest cost components	(886)
Accumulated postretirement benefit obligation	(6,782)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2013:

2013
Transition obligation (asset)	—
Net loss	805
Prior service cost (credit)	—

Total amounts expected to be recognized during 2012	805

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2013	2014	2015	2016	2017	2018-2022	Total
Estimated future benefit payments reflecting expected future service	1,731	1,837	1,899	1,968	2,007	10,659	20,101

17.	FINANCE LEASES

In 2009-2012, several subsidiaries of the Group entered into agreements with third parties for the lease of transport and production equipment. The leases were classified as finance (capital) leases in accordance with ASC 840, “Leases”, as they contain a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

As of December 31, 2012 and 2011, the net book value of the leased assets was as follows:

	December 31, 2012	December 31, 2011
Transport equipment and vehicles	562,199	471,416
Operating machinery and equipment	160,117	172,627
Construction in progress	13,989	596
Less: accumulated depreciation	(117,282)	(73,037)

Net value of property, plant and equipment, obtained under capital lease agreements	619,023	571,602

The carrying amount and maturities of capital lease liabilities as of December 31, 2012 were as follows:

	Total payable	Interest	Net payable
Payable in 2013	189,992	(57,902)	132,090
Payable in 2014	162,221	(40,822)	121,399
Payable in 2015	115,445	(26,464)	88,981
Payable in 2016	78,078	(15,718)	62,360
Payable in 2017	58,807	(7,810)	50,997
Payable thereafter	25,275	(1,244)	24,031

Total capital lease liabilities	629,818	(149,960)	479,858

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies on different groups of equipment from 6.5% to 16.4% (U.S. dollar-denominated contracts), from 4.9% to 26.4% (euro-denominated contracts) and from 5.3% to 26.3% (ruble-denominated contracts). Interest expense charged to the accompanying Group’s statements of operations and comprehensive income (loss) in 2012 and 2011 amounted to $69,388 and $52,679, respectively.

In 2011-2012, the Group signed several finance lease contracts under which leased property was expected to be received in 2013-2017. The total amount of commitments under these lease contracts as of December 31, 2012 is equal to $94,392.

18.	EQUITY

(a)	Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.0003), of which 416,270,745 common shares were outstanding as of December 31, 2012 and 2011.

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

Effective January 1, 2008, intercompany dividends may be subject to a withholding tax of 0% (if at the date of dividends declaration, the dividend-recipient Russian company held a controlling (over 50%) interest in the share capital of the dividend payer for a period over one year, if the cost of acquisition of shares of the company paying dividends exceeded 500 million Russian rubles and the residence of the dividend distribution company is not included into the Ministry of Finance offshore list). Before 2011, dividends received by the Russian entities were subject to a profit tax of 0% only when all the relevant criteria described above were satisfied; otherwise the tax rate was 9%. One of the criteria was that the cost of the acquisition or receipt of ownership of the holding in the charter capital of the organization paying the dividends or depositary receipts conferring the right to receive dividends exceeds 500 million Russian rubles. This criterion was abolished by the Federal Law starting from January 1, 2011 in relation to the dividends accrued on the basis of results of the activities of organizations for 2010 and subsequent periods. Approximately $9,370,410 and $9,397,863 of statutory undistributed earnings were available for dividends as of December 31, 2012 and 2011, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On June 6, 2011, Mechel declared a dividend of 5,816 million Russian rubles ($208,650) to its shareholders for 2010, out of which $78,281 was subject to the distribution to the holders of preferred shares. During July-December 2011, the dividends declared for 2010 were paid in full amount.

On June 6, 2012, Mechel declared a dividend of 5,959 million Russian rubles ($180,909) to its shareholders for 2011, out of which $79,056 was subject to the distribution to the holders of preferred shares. During 2012, the dividends declared for 2011 were paid in full amount.

(d)	Earnings per share

Net income per common share for all periods presented was determined in accordance with FASB ASC 260, “Earnings Per Share” (“ASC 260”), by dividing income available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2012	2011	2010
Net (loss) income from continuing operations attributable to common shareholders of Mechel OAO	(1,635,195)	657,974	649,033
Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

(Loss) earnings per share from continuing operations (in U.S. dollars)	(3.93)	1.58	1.56

	2012	2011	2010
Net (loss) income from discontinued operations attributable to common shareholders of Mechel OAO	(108,429)	(8,370)	(600)
Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

Loss per share effect of discontinued operations (in U.S. dollars)	(0.26)	(0.02)	(0.00)

Net (loss) income from continuing operations attributable to common shareholders of Mechel OAO for the years ended December 31, 2012 and 2011 has been computed by deducting the dividends on preferred shares for the years then ended, declared on June 30, 2012 and 2011, in the amount of $79,056 and $78,281, respectively, from net income attributable to shareholders of Mechel OAO.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The total weighted-average number of common shares outstanding during the period was as follows:

Dates outstanding	Shares outstanding	Fraction of period (days)	Weighted-average number of shares
2010:
Common shares: January 1 – December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745
2011:
Common shares: January 1 – December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745
2012:
Common shares: January 1 – December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

There were no dilutive securities issued as of December 31, 2012, 2011 and 2010.

(e)	Acquisitions of noncontrolling interests

In February-December 2010, the Group purchased 0.71% of SKCC from noncontrolling shareholders for $16,505 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $11,558, was attributed to additional paid-in capital.

On different dates from January through December 2011, the Group acquired 0.02% of voting shares of SKCC from third parties for $283 paid in cash. The purchase of noncontrolling interest in SKCC was accounted for as an equity transaction and was recorded in the consolidated financial statements for the year ended December 31, 2011.

In March 2012, the Group purchased 0.03% of BMP from noncontrolling shareholders for $33 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $21, was attributed to additional paid-in capital.

In October 2012, the Group purchased 1.63% of Izhstal from noncontrolling shareholders for $595 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $160, was attributed to additional paid-in capital.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

19.	INCOME TAXES

(Loss) income from continuing operations, before income tax and discontinued operations attributable to different jurisdictions was as follows:

	Years ended December 31,
	2012	2011	2010
Russia	(775,543)	1,457,608	1,180,230
Switzerland	2,639	(57,874)	61,583
British Virgin Islands	16,808	5,467	144,032
Romania	(340,988)	(161,345)	(114,597)
Lithuania	(10,832)	(1,542)	(3,514)
Kazakhstan	(104,772)	(43,111)	(48,751)
USA	(114,985)	36,397	(34,223)
Other	(49,628)	(63,033)	(215,556)

Total	(1,377,301)	1,172,567	969,204

	Years ended December 31,
	2012	2011	2010
Current income tax expense (benefit)
Russia	239,714	323,134	195,529
Switzerland	(3,604)	7,512	921
Romania	(94)	1,153	80
Lithuania	—	—	—
Kazakhstan	1,395	5,783	531
USA	8	31	—
Other	7,771	15,355	4,215

	245,190	352,968	201,276

Deferred income tax expense (benefit)
Russia	15,553	17,683	34,106
Switzerland	1,434	(999)	(2,822)
Romania	(14,450)	(592)	(794)
Lithuania	(116)	234	48
Kazakhstan	(8,853)	(10,546)	55,964
USA	(54,773)	2,052	(8,007)
Other	(4,830)	(50)	(3,141)

	(66,035)	7,782	75,354

Total income tax expense	179,155	360,750	276,630

In January 2013, the Group created the consolidated group of taxpayers in accordance with additions to part one of the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No. 321-FZ. As of January 1, 2013, the consolidated group of taxpayers consisted of 16 subsidiaries of the Group, together with Mechel OAO, which is the responsible taxpayer under the agreement.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

For subsidiaries which are not included in the consolidated group of taxpayers, income taxes are calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognized in the accompanying consolidated financial statements in the amount determined by the Group in accordance with ASC 740.

Taxes represent the Group’s provision for profit tax. During 2010-2012, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In June 2011, new amendments in the tax legislation of the US resulted in the decrease in tax rate to 40.0% in 2012 from 40.5% in 2009-2011. In December 2010 the tax legislation of Ukraine was amended to decrease the statutory income tax rate gradually from 25% in 2010 to 23% from April 1, 2011, 21% from January 1, 2012, 19% from January 1, 2013 and 16% from January 1, 2014 and thereafter.

The changes in income tax rates are effective from January 1 in each of the respective years. As of December 31, 2012, and 2011, the effect of these changes in the total amount of $7,976 and $4,135 respectively, was recognized as a decrease (in 2011) and an increase (in 2012) in the income tax expense for the year then ended in the Group’s statement of operations and comprehensive income (loss).

The reconciliation between the income tax (benefit) expense computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and noncontrolling interest, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2012	2011	2010
Theoretical income tax (benefit) expense computed on income before taxes at Russian statutory rate (20%)	(275,460)	234,513	193,841
Effects of other jurisdictions and permanent differences:
Non-deductible expenses and non-taxable income, net	300,010	8,127	11,670
Social expenditures	4,705	9,355	1,102
Change in valuation allowance	159,033	73,730	55,179
Change in unrecognized tax benefits under ASC 740	17,598	(2,285)	(12,965)
Different tax rates in foreign jurisdictions	(22,280)	9,238	(34,919)
Fines and penalties related to taxes	6,002	2,743	(20)
Change in tax rate and tax legislation	(7,976)	(4,135)	59,635
Effect from intragroup transactions	—	28,002	—
Other permanent differences	(2,477)	1,462	3,107

Income tax expense, as reported	179,155	360,750	276,630

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31, 2012	December 31, 2011
Deferred tax assets, current:
Inventory	15,473	13,172
Net operating loss carry-forwards	61,170	23,185
Bad debt allowance	8,938	2,740
Timing difference in cost recognition	26,787	5,862
Accrued liabilities	10,236	6,925
Vacation provision	2,588	2,811
Other	5,910	1,097

Total deferred tax asset, current	131,102	55,792
Valuation allowance for deferred tax assets, current	(80,828)	(12,536)

Total deferred tax asset net of valuation allowance, current	50,274	43,256

Deferred tax assets, non-current:
Net operating loss carry-forwards	669,390	440,083
Asset retirement obligation	8,326	7,784
Property, plant and equipment	62,908	23,726
Pension obligations	19,579	17,931
Other	3,762	19,397

Total deferred tax assets, non-current	763,965	508,921
Valuation allowance for deferred tax assets, non-current	(517,672)	(334,993)

Total deferred tax asset net of valuation allowance, non-current	246,293	173,928

Total deferred tax asset, net	296,567	217,184

	December 31, 2012	December 31, 2011
Deferred tax liabilities, current:
Timing difference in revenue recognition	5,399	9,362
Timing difference in cost recognition	7,261	12,306
Inventories	37,851	39,187
Bad debt allowance	9,279	6,418
Other	9,311	6,469

Total deferred tax liabilities, current	69,101	73,742

Deferred tax liabilities, non-current:
Property, plant and equipment	522,056	479,613
Mineral licenses	1,135,713	1,143,478
Timing difference in cost recognition	2,529	11,969
Other	18,771	1,532

Total deferred tax liabilities, non-current	1,679,069	1,636,592

Total deferred tax liability	1,748,170	1,710,334

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

A deferred tax liability of approximately $3,667 and $27,849 as of December 31, 2012 and 2011, respectively, has not been recognized for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of $74,410 and $92,719 as of December 31, 2012 and 2011, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel.

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. Deferred tax assets on net operating loss carry forwards which are considered to be realized in the future, are mostly related to the Russian, Kazakh and U.S. jurisdictions. For the Russian, Kazakh and U.S. income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred primarily in 2009-2011, which may be carried forward for use against their future income within 10 years in the full amounts.

As of December 31, 2012 and 2011, deferred tax assets on net operating loss carry forwards for statutory income tax purposes amounted to $730,560 and $463,268, respectively. As management concluded that the utilization of a substantial portion of such losses is not probable, the valuation allowances in the amount of $542,970 and $347,529 were recorded against net operating loss carry forwards by the Group as of December 31, 2012 and 2011, respectively.

Unrecognized tax benefits

Unrecognized income tax benefits of $20,202, including interest and penalties of $3,499, as of December 31, 2012 and $2,190, including interest and penalties of $438, as of December 31, 2011 were recorded by the Group in the accompanying consolidated balance sheets.

The reconciliation of the beginning and ending amount of unrecognized income tax benefits, net of interest and penalties, is as follows:

	2012	2011
Unrecognized income tax benefits at the beginning of year	1,752	3,549
Increases as a result of tax positions taken during a prior period (DEMP acquisition)	—	143
Increases as a result of tax positions taken during the current period	14,537	—
Decreases relating to settlements with tax authorities	—	(2,029)
Translation difference	414	89

Unrecognized income tax benefits at the end of year	16,703	1,752

All unrecognized income tax benefits, if recognized, would affect the effective tax rate. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes. The Group recognized interest and penalties of $3,061 and $189 in 2012 and 2011, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2012, the tax years ended December 31, 2010-2012 remained subject to examination by Russian tax authorities. As of December 31, 2012, the tax years ended December 31, 2007-2012 remained subject to examination by Swiss, Liechtenstein, Romanian, Belgium, Ukraine and the U.S. tax authorities. In some companies certain periods were reviewed by the tax authorities and based on the history the Group believes that probability of the repetitive review is less than 10%. Based on the underlying purchase agreement, any tax risks, which may be identified by the U.S. tax authorities for the period before the date of acquisition of the BCG Companies, will be imposed to the Seller.

Although the Group believes it is more likely than not that all recognized income tax benefits would be sustained upon examination, the Group has recognized some income tax benefits that have a reasonable possibility of successfully being challenged by the tax authorities.

20.	TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated statements of operations are comprised of the following:

	Years ended December 31,
	2012	2011	2010
Property and land tax	99,676	99,593	91,235
VAT	2,106	1,444	2,887
Fines and penalties related to taxes	2,534	291	1,881
Other taxes and penalties	22,831	1,460	14,737

Total taxes other than income tax	127,147	102,788	110,740

Property and land tax includes accruals for land tax, which amounted to $31,938, $39,855 and $37,775 for the years ended December 31, 2012, 2011 and 2010, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of ownership.

Property and land tax also includes expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $38,161, $20,141 and $14,583 for the years ended December 31, 2012, 2011 and 2010, respectively. The table below presents future land rental payments for the next five years under non-cancelable operating lease agreements based on the current rental rates:

Year of payment	Operating lease payments
2013	60,428
2014	44,813
2015	45,427
2016	45,626
2017	43,693

Included in other taxes and penalties related to taxes are $4,248, $2,524 relating to fees for the environmental restoration and air contaminant emission for the years ended December 31, 2012 and 2011, respectively. Included in other taxes and penalties related to taxes are $12,614 income relating to reversal of franchise tax and $5,137 and $21,429 income relating to recalculation of mining taxes that belong to previous financial years for the years ended December 31, 2012 and 2011, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

21.	GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years ended December 31,
	2012	2011	2010
Personnel and social contributions	345,299	326,849	274,484
Office expenses	50,978	55,311	47,197
Audit and consulting services	28,648	29,330	26,430
Depreciation	23,908	23,257	24,262
Social expenses	23,890	48,487	24,190
Consumables	18,284	23,393	14,410
Banking charges and services	17,546	17,271	13,891
Settlement of litigation	16,608	—	—
Rent	10,463	12,520	7,776
Business trips	7,896	10,704	9,320
Insurance	7,574	8,025	7,077
Mitigation of accidents consequences	4,388	17,786	3,685
Contributions to Mechel Fund	—	8,915	—
Obligation for stream mitigation	—	8,364	51
Disposals of property, plant and equipment	(5,311)	(7,428)	783
Other	37,521	26,063	29,437

Total general, administrative and other operating expenses	587,692	608,847	482,993

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

Settlement of litigation in the total amount of $16,608 during the year ended December 31, 2012, represents an accrual for a lawsuit settlement between Suncoke and the BCG Companies for failure of performance of its obligations under contracts to supply coal to Suncoke in 2008.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

22.	OTHER INCOME (EXPENSES), NET

Other income (expenses), net is comprised of the following:

	Years ended December 31,
	2012	2011	2010
(Loss) gain resulting from remeasurement of contingent liability	(1,906)	(1,760)	(1,630)
Gain (loss) on sale of investments	2,166	(6)	(2,589)
Gain on forgiveness of fines and penalties	2,777	47	—
Gain on accounts payable with expired legal term	4,057	5,390	5,523
Gain from bargain purchase	—	—	7,515
Loss on remeasurement of equity interest (refer to Note 3(d))	—	—	(2,044)
Loss on currency operations	(3,933)	(6,078)	(6,408)
Other taxes	—	(6,081)	(5,743)
Dividends received	25,981	28	1,036
Other income (expenses), net	1,090	1,458	(4,191)

Total other income (expenses), net	30,232	(7,002)	(8,531)

Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

During the years ended December 31, 2012, 2011 and 2010, the Group received dividends from cost investments of $25,981, $28 and $1,036, respectively.

23.	IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS

As of December 31, 2012, the Group performed an impairment analysis of goodwill at all reporting units where events occur that could potentially lead to the impairment. The Group considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. In addition, the Group’s long-lived assets were tested for recoverability at those reporting units, where events or changes in circumstances indicate that their carrying amounts may not be recoverable. Cash flow forecasts used in the test were based on the assumptions as of December 31, 2012.

The forecasted period for non-mining subsidiaries of the Group was assumed to be five years to reach stabilized cash flows, and the value beyond the forecasted period was based on the terminal growth rate of 2.5%. For mining subsidiaries of the Group the forecasted period was based on the remaining life of the mines. Cash flows projections were prepared using assumptions that comparable market participants would use.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Forecasted inflation rates for the period 2013-2017 that were used in cash flow projections were as follows:

Region	2013	2014	2015	2016	2017
Russia	7%	6%	6%	6%	6%
USA	3%	2%	2%	2%	2%
Bulgaria	4%	4%	4%	4%	4%
Romania	4%	4%	4%	4%	4%
Other European countries	2%	2%	2%	2%	2%
Kazakhstan	7%	6%	6%	6%	6%
Ukraine	7%	6%	6%	6%	6%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flows projections, the Group used similar discount rates for Russia, Eastern Europe, Kazakhstan, and the USA, assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2012 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2013	2014	2015	2016	2017
Discount rate	10.49%	10.68%	10.74%	10.68%	10.51%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group during the year ended December 31, 2012, an impairment loss of $707,891 was recognized. As a result of the continued downturn in the nickel price and margin deterioration, the Group recognized impairment of goodwill and long-lived assets in relation to its Ferroalloy segment reporting unit, SUNP. Additionally, as a result of the fall in prices for commodities, the extension of the European market weakness and lack of positive prospects for the recovery of the European market, the Group recognized impairment of goodwill and long-lived assets in relation to its Steel segment (Ductil Steel S.A., Nemunas, Mechel Targoviste S.A., Laminorul S.A., Mechel Campia Turzii S.A., Donetsk Electrometallurgical Plant (DEMP), Cognor) and Ferroalloy segment (SUNP, Kaznikel) reporting units.

The expected revenue growth was lower than the assumptions made at the acquisition of these reporting units. Impairment losses of continuing operations are recognized and presented in the condensed consolidated statements of operations and comprehensive income (loss) in Impairment of goodwill and long-lived assets line.

According to the results of the impairment analysis of goodwill, an impairment loss of $368,919 for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2012
DEMP	Steel	205,522
Ductil Steel S.A.	Steel	92,398
Cognor	Steel	62,118
SUNP	Ferroalloy	6,950
Nemunas	Steel	1,931

Total		368,919

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

According to the results of the impairment analysis of long-lived assets, an impairment loss of $338,972 for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2012
Ductil Steel S.A.	Steel	115,181
SUNP	Ferroalloy	94,249
Mechel Targoviste S.A.	Steel	48,806
Kazakhstansky Nickel Mining Company	Ferroalloy	22,679
Laminorul S.A	Steel	29,933
Mechel Campia Turzii S.A	Steel	19,727
Nemunas	Steel	8,397

Total		338,972

According to the results of the impairment analysis of goodwill as of December 31, 2012, the following reporting units have the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact the Group’s results:

Reporting unit	Segment	The excess of fair value over carrying value	Goodwill allocated to the reporting unit
Kuzbass Power Sales Company (KPSC)	Power	2%	64,112

The material assumptions that drive the estimated fair values of KPSC are represented by projected electricity prices, sales volumes, steam coal prices, discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where KPSC are located. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty.

Based on the sensitivity analysis carried out as of December 31, 2012, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that the Group would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

•	0.1% decrease in future planned revenues;

•	0.1% point increase in discount rates for each year within the forecasted period;

•	0.2% point decrease in cash flows growth rate after the forecasted period.

The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

24.	SEGMENT INFORMATION

The Group has four reportable business segments: Steel, Mining, Ferroalloy and Power. These segments are combinations of subsidiaries and have separate management teams and offer different products and services. The above four segments meet criteria for reportable segments. Subsidiaries are consolidated by the segment to which they belong based on their products and by which they are managed.

The Group’s management evaluates performance of the segments based on segment revenues, gross margin, operating income and income before income taxes and noncontrolling interest.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Segmental information for 2012, 2011 and 2010 is as follows:

	2012						2011						2010
	Mining	Steel	Ferro- alloy	Power	Elimina- tions *****	Total	Mining	Steel	Ferro- alloy	Power	Elimina- tions *****	Total	Mining	Steel	Ferro- alloy	Power	Elimina- tions *****	Total
Revenues from external customers	3,297,560	6,803,413	416,721	757,239		11,274,933	4,173,799	7,154,417	475,254	737,675		12,541,145	3,055,914	5,586,224	455,199	649,309		9,746,646
Intersegment revenues	717,495	267,908	87,411	483,873		1,556,687	1,018,229	310,416	199,191	506,807		2,034,643	800,250	247,453	173,853	409,015		1,630,571
Gross margin	1,884,096	1,045,017	(35,321)	309,351	47,580	3,250,723	2,867,839	1,123,573	30,821	312,422	(30,317)	4,304,338	2,091,644	1,103,763	93,541	299,010	(20,924)	3,567,034
Gross margin*, %	46.9%	14.8%	-7.0%	24.9%		28.8%	55.2%	15.1%	4.6%	25.1%		34.3%	54.2%	18.9%	14.9%	28.3%		36.6%
Depreciation, depletion and amortization	317,005	169,582	88,969	10,662		586,218	328,521	125,987	89,986	11,863		556,357	281,392	110,910	67,303	14,456		474,061
Loss on write-off of property, plant and equipment	7,294	3,463	598	74		11,429	8,225	1,965	816	—		11,006	2,993	3,039	4,744	—		10,776
Impairment of goodwill and long-lived assets	—	(583,985)	(123,906)	—		(707,891)	—	—	—	—		—	—	—	—	—		—
Provision for amounts due from related parties	(22,668)	(896,445)	—	—		(919,113)	—	—	—	—		—	—	—	—	—		—
Operating income (loss)	644,278	(1,364,557)	(259,896)	34,720	47,580	(897,875)	1,691,385	191,749	(44,912)	32,199	(30,317)	1,840,104	1,185,892	297,557	22,958	46,729	(20,924)	1,532,212
Income/(loss) from equity investees	475	—	—	—		475	304	—	—	—		304	(10)	8	—	1,186		1,184
Interest income	50,599	19,814	59	37		70,509	8,864	7,668	48	205		16,785	11,275	5,570	184	138		17,167
Intersegment interest income	50,896	2,113	—	—		53,009	130,096	5,709	2,069	—		137,874	122,001	29,166	5,166	—		156,333
Interest expense**	280,597	341,064	29,109	18,583		669,353	310,121	221,494	20,545	8,388		560,548	333,633	201,085	22,112	1,454		558,284
Intersegment interest expense	190	42,121	4,909	5,789		53,009	197	97,462	31,023	9,192		137,874	51	27,057	111,129	18,096		156,333
Net loss from discontinued operations, net of tax	—	—	—	(108,429)		(108,429)	—	—	—	(8,370)		(8,370)	—	—	—	(600)		(600)
Segment assets***	9,669,628	5,636,905	1,904,932	483,838		17,695,303	10,134,892	6,391,790	2,226,695	556,422		19,309,799	8,159,792	4,863,128	2,186,668	568,598		15,778,186
Assets of discontinued operations****	—	—	—	59,223		59,223	—	—	—	166,817		166,817	—	—	—	180,043		180,043
Invesments in equity investees****	7,475	378	—	—		7,853	8,150	—	—	—		8,150	8,764	—	—	—		8,764
Goodwill****	478,636	32,491	96,471	191,249		798,847	451,627	319,782	97,621	180,484		1,049,514	475,270	116,157	103,127	189,645		884,199
Capital expenditures	612,225	360,573	46,258	9,744		1,028,800	1,209,736	538,995	62,143	16,122		1,826,996	621,927	315,246	41,712	12,667		991,552
Income tax (expense)/ benefit	(153,495)	(25,251)	2,849	(3,258)		(179,155)	(302,919)	(48,613)	(1,747)	(7,471)		(360,750)	(185,807)	(20,953)	(64,616)	(5,254)		(276,630)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for 2012, 2011 and 2010 is $221,511, $226,056 and, $208,912, respectively.

The following table presents the Group’s revenues segregated between domestic and export sales. Domestic represents sales by a subsidiary in the country in which it is located. This category is further divided between subsidiaries located in Russia and other countries. Export represents cross-border sales by a subsidiary regardless of its location.

	2012	2011	2010
Domestic:
Russia	5,517,592	5,699,912	4,787,251
Other	1,325,122	1,433,383	766,255

Total	6,842,714	7,133,295	5,553,506
Export	4,432,219	5,407,850	4,193,140

Total revenue, net	11,274,933	12,541,145	9,746,646

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2012	2011	2010
Russia	5,563,962	5,727,424	4,803,407
Europe	1,976,550	2,676,151	1,839,543
Asia	1,681,242	1,557,307	1,271,586
CIS	1,026,929	1,030,807	646,371
Middle East	670,808	916,088	908,694
USA	137,385	238,812	97,371
Other regions	218,057	394,556	179,674

Total	11,274,933	12,541,145	9,746,646

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The majority of the Group’s long-lived assets are located in Russia and the US. The carrying amounts of long-lived assets pertaining to the Group’s major operations located outside Russia as of December 31, 2012 and 2011 were as follows:

	2012	2011
USA	2,188,341	2,253,571
CIS	1,660,489	1,762,393
Romania	7,230	228,564
Bulgaria	94	48,545
Germany	39,908	43,132
Lithuania	7	8,672
Turkey	5,680	5,686
Switzerland/Liechtenstein	259	95
Chezh Republic	17,956	951
Austria	25,928	—
Other	15,985	10,896

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

The following table presents the breakdown the Group’s revenues from external customers by major products:

	December 31, 2012	December 31, 2011	December 31, 2010
Mining segment:
Coal and middlings	2,419,203	3,256,129	2,187,108
Iron ore concentrate	444,672	370,086	338,771
Coke and chemical products	366,982	451,207	408,456
Other	66,703	96,377	121,579

Total	3,297,560	4,173,799	3,055,914

Power segment:
Electricity	671,283	580,730	558,119
Other	85,956	156,945	91,190

Total	757,239	737,675	649,309

Steel segment:
Long steel products	2,884,918	3,076,496	2,266,765
Semi-finished steel products	1,163,208	1,300,120	1,235,592
Hardware	888,918	944,269	723,014
Flat steel products	635,810	739,468	487,337
Forgings and stampings	442,581	469,291	312,372
Steel pipes	260,649	240,589	114,819

Other	527,329	384,184	446,325

Total	6,803,413	7,154,417	5,586,224

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	December 31, 2012	December 31, 2011	December 31, 2010
Ferroalloy segment:
Nickel	165,724	255,155	251,648
Chrome	131,252	105,744	93,551
Ferrosilicon	65,591	84,740	91,666
Other	54,154	29,615	18,334

Total	416,721	475,254	455,199

Total revenue	11,274,933	12,541,145	9,746,646

25.	COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2012, the total Group’s contractual commitments to acquire property, plant and equipment amounted to $1,428,520.

Included in the commitments related to acquisition of property, plant and equipment are amounts arising from various purchase agreements in respect of railway construction for the Elga project. The total amount of remaining commitments under the construction contracts as of December 31, 2012 is equal to $844,910.

The BCG Companies utilize coal preparation and loading facilities on their property that are owned and operated by third parties. The agreements covering the BCG Companies use of these facilities expire in 2016 and require minimum payment amounts should the BCG Companies fail to achieve defined throughput levels. These minimum amounts total $3,960 annually for the period from January 1, 2013 to December 31, 2015 and $2,640 in 2016.

Contingencies

(a)	Guarantees

As of December 31, 2012, the Group guaranteed the fulfillment of obligations to third parties for the total amount of $2,068. These guarantees are given by the Group under mortgage loans provided to individuals.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at $8,992 as of December 31, 2012. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The new Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if the amount of all transaction with related party exceeds 3 billion Russian rubles in 2012. In cases where the domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to the special notification issued by the authorized body in due course.

The current Russian transfer pricing rules have considerably increased the compliance burden for the taxpayers compared to the transfer pricing rules which were in effect before 2012 due to, inter alia, shifting the burden of proof from the Russian tax authorities to the taxpayers. These rules are applicable not only to the transactions taking place in 2012 but also to the prior transactions with related parties if related income and expenses were recognized in 2012. Special transfer pricing rules apply to transactions with securities and derivatives.

Due to the uncertainty and absence of current practice of application of the current Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions and accrue additional tax liabilities unless the Group is able to demonstrate the use of market prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), the Group accrued $39,274 and $12,179 of other tax claims that management believes are probable, as of December 31, 2012 and 2011, respectively. In addition, income tax accrual was made under ASC 740 (refer to Note 19).

As of December 31, 2012, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Possible liabilities, which were identified by management as those that can be subject to different interpretations of the tax law and regulations are not accrued in the consolidated financial statements. The amount of such liabilities was approximately $20,000.

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

In April 2009, a person who had been a noncontrolling Group’s shareholder between October 2007 and July 2008, filed a lawsuit in the U.S. District Court for the Southern District of New York, claiming that the Group had not disclosed significant facts of the Group’s financial position, business activities among the Group’s subsidiaries and improper conduct of business through the use of transfer pricing on sales of coal and tax evasion. Claims were based on the Federal Antimonopoly Service of Russian Federation decision and press publications around it. The amount of claims and evidences of the Group’s alleged wrong-doing were not stated in the suit. During 2010, the court heard motions of both parties and accepted the motion from the Group. In

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

August 2011, the district court granted the Group’s motion to dismiss the amended complaint and agreed with the Group that the plaintiffs had not pled and could not plead any motive on the part of the individual defendants to have misled investors. The court did not allow the plaintiffs to amend their complaint.

In September 2011, the plaintiffs filed a notice of their intent to appeal the district court’s decision to the U.S. Court of Appeals for the second circuit. In March 2012, U.S. Court of Appeals heard oral arguments and, on April 11, 2012, the U.S. Court of Appeals for the Second Circuit fully affirmed the decision of the District Court. No further appeals followed, and the decision of the District Court became final.

(f)	Drilling Program

On acquisition of the BCG Companies, the purchase price included contingent payment, which depends on the results of additional geological researches of the reserves of the BCG companies (“Drilling program”). Organization and completion of the Drilling Program by independent experts is the sellers’ responsibility, and was supposed to be fulfilled until July, 2011. Each tonne of the additional coal reserves and resources will be remitted to the sellers at $3.04 per tonne if the payment occurs on May 7, 2014, and will be discounted in case of earlier repayment. In September 2011, the Group received a letter prepared by independent expert, related to the results of the Drilling Program. The letter appears to state that approximately 54.8 million tonnes of additional coal resources ($3.04 per tonne) were identified pursuant to the Drilling Program. The Group believes that the content of the letter does not support its conclusions, and for that and a number of other reasons the letter is deficient. The Group has requested additional supporting data and information to evaluate the results of the Drilling Program. The amount recorded as a liability in respect of the Drilling Program was $25,665 and $23,759 as of December 31, 2012 and 2011, respectively (refer to Note 14).

(g)	Russian business environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in uncertainty regarding further economic growth, availability of financing and cost of capital, which could negatively affect the Group’s future financial position, results of operations and business prospects.

Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

26.	SUBSEQUENT EVENTS

(a)	Vanino Sea Trade Port acquisition

On December 7, 2012, the Group won an auction to acquire 74,195 common shares (73.33% of the total common shares or 55% of the total shares) of Vanino Sea Trade Port OAO (“Port Vanino”), the largest seaport in Khabarovsk Krai, located in the Tatar Strait in Russia, for 15.5 billion Russian rubles ($501,444 as of the auction date).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

On January 9, 2013, the shares of Port Vanino were transferred and the Group made a cash payment of 15.5 billion Russian rubles. On the same date, 72,780 of the acquired shares were sold to several Russian and foreign investors (“Investors”).

On January 28, 2013, the Group acquired additional 21,892 common shares (21.64% of the total common shares or 16.23% of the total shares) and 16,039 preferred shares (47.56% of the total preferred shares or 11.89% of the total shares) of Port Vanino from a minority shareholder. The aggregate consideration for the preferred shares was 275 million Russian rubles ($9,152) and was fully paid. The maximum aggregate consideration for the common shares is 4.77 billion Russian rubles ($158,817) which is to be paid by October 2013. The Group has an option to sell and to require one of the Investors to buy 22,707 common shares and 16,039 preferred shares for the maximum aggregate price of $174,611. The option can be exercised by October 2013.

The purchases resulted in 23,307 common shares and 16,039 preferred shares being held by the Group. These shares represent 29.2% of the total share capital of Port Vanino, or 23.04% of the total common shares, which enables the Group to have significant influence over the operations of the investee.

This acquisition will be accounted for using the equity method of accounting and will be included within long-term investments in related parties as of January 28, 2013.

In addition to the information disclosed with respect to this acquisition, ASC 805 requires the Group to disclose the amounts to be recognized at the acquisition date for assets acquired and liabilities assumed. It is impracticable to disclose this information because the Group has not completed the purchase price allocation as of the date when the financial statements were available to be issued.

(b)	Romanian Plants disposal

During the period from February 15, 2013 through February 18, 2013, the Group disposed of a 86.6% interest in Mechel Targoviste S.A., a 86.6% interest in Mechel Campia Turzii S.A., a 100% interest in Ductil Steel and a 90.9% interest in Laminorul S.A. for a nominal consideration of 230 Romanian lei ($0.1 as of the date of agreement) paid in cash. The disposal is consistent with the Group’s strategy aimed at development of its core business, in particular consolidating the Group’s leading position as a metallurgical coal producer.

All disposed companies are accounted for in the Steel segment. The carrying amounts of major classes of assets and liabilities of disposed companies as of December 31, 2012 were as follows:

December 31, 2012
Cash and cash equivalents	2,890
Other current assets	106,546
Property, plant and equipment	1,136
Other non-current assets	524
Current liabilities	(155,283)
Non-current liabilities	(12,032)
Net debt to other Group’s subsidiaries	(443,118)

Deferred income taxes	—
Total net assets (liabilities)	(499,337)

Goodwill	—
Noncontrolling interests	37,587

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2012 and 2011, and for each of the three years in the period ended

December 31, 2012

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

There were no significant subsequent write-downs of the carrying value of net assets to the fair value less cost to sell. The fair value of Group’s net receivables from the disposed companies as of the disposal date is $nil.

(c)	New borrowings

Subsequent to December 31, 2012, significant new borrowing agreements entered into by the Group were as follows:

In March 2013, Mechel-Trans entered into a short-term credit facility with Moscow Credit Bank for the total amount of $55,000 falling due in March 2014. The facility bears interest at 8.0% p.a.

In April 2013, Mechel OAO entered into an amended agreement with VTB Bank for the total amount of 40 billion Russian rubles ($1,282,698 at the exchange rate as of the agreement date) falling due in April 2018. The facility ceases to be revolving and consists of three tranches with the purpose to refinance the existing debt. All tranches bear interest at Mosprime 3M plus a Margin varying in the range 2.65-4.95% depending on the “Net Borrowings to EBITDA” ratio calculated on the basis of the Group’s consolidated financial statements. Repayment of the debt under all tranches is made in sixteen equal quarterly payments. The borrower’s obligations under the loan agreement are guaranteed by BFP, CMP, Mechel-Trans, Mechel Service and Mechel Trading Ltd. and secured by the pledge of 25% plus 1 shares of Mechel-Mining OAO. In accordance with ASC 470-10-45-14, the Group reclassified current borrowings in the aggregate amount of $823,108 to long-term debt as of December 31, 2012 based on the long-term refinancing arrangement agreed with VTB in April 2013.

In April 2013, Mechel-Trans entered into a short-term credit facility with Moscow Credit Bank for the total amount of $33,000 falling due in April 2014. The facility bears interest at 8.0% p.a.

In April 2013, Ural Stamping Plant entered into a long-term revolving credit facility with Gazprombank for the total amount of 1.6 billion Russian rubles ($51,811 at the exchange rate as of the agreement date) falling due in April 2016. The facility bears interest at 10.2% p.a. The borrower’s obligations under the loan agreement are guaranteed by Mechel OAO, Mechel Service, Mechel Energo, BMP and CMP and secured by the pledge of 25% plus 1 shares of USP and 25% plus 1 shares of Izhstal.

In April 2013, BMP entered into a long-term revolving credit facility with Gazprombank for the total amount of 1.7 billion Russian rubles ($55,049 at the exchange rate as of the agreement date) falling due in April 2016. The facility bears interest at 10.2% p.a. The borrower’s obligations under the loan agreement are guaranteed by Mechel OAO, Mechel Service, Mechel-Energo, USP and CMP and secured by the pledge of 25% plus 1 shares of USP and 25% plus 1 shares of Izhstal.