Form 20-F
period 2013-12-31
Mechel OAO
filed 2014-05-15
CIK 1302362

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

416,270,745 common shares, of which 91,151,675 shares are in the form of common ADSs as of March 31, 2014

138,756,915 preferred shares (including 55,502,766 shares held by Skyblock Limited, a wholly-owned subsidiary of Mechel), of which 23,539,262 shares are in the form of preferred ADSs as of March 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

References to “U.S. dollars,” “$” or “cents” are to the currency of the United States, references to “rubles” or “RUR” are to the currency of the Russian Federation and references to “euro” or “€” are to the currency of the member states of the European Union that participate in the European Monetary Union.

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

The following table sets forth by segment the official names and location of our key subsidiaries and their names as used in this document:

Name as Used in This Document	Official Name	Location
Mining Segment
Mechel Mining	Mechel Mining OAO	Russia, Moscow
Southern Kuzbass Coal Company	Southern Kuzbass Coal Company OAO	Russia, Kemerovo region
Tomusinsky Open Pit	Tomusinsky Open Pit Mine OAO	Russia, Kemerovo region
Yakutugol	Yakutugol Holding Company OAO	Russia, Sakha Republic
Elgaugol	Elgaugol OOO	Russia, Sakha Republic
Bluestone or Bluestone companies	Bluestone Industries Inc., Dynamic Energy Inc., JCJ Coal Group LLC and other subsidiaries carrying out the Bluestone business	United States, West Virginia
Korshunov Mining Plant	Korshunov Mining Plant OAO	Russia, Irkutsk region
Moscow Coke and Gas Plant	Moscow Coke and Gas Plant OAO	Russia, Moscow region
Mechel Coke	Mechel Coke OOO	Russia, Chelyabinsk region
Port Posiet	Port Posiet OAO	Russia, Primorsk Krai
Port Temryuk	Port Mechel Temryuk OOO	Russia, Krasnodar Krai

Steel Segment
Chelyabinsk Metallurgical Plant	Chelyabinsk Metallurgical Plant OAO	Russia, Chelyabinsk region
Izhstal	Izhstal OAO	Russia, Republic of Udmurtia
Urals Stampings Plant	Urals Stampings Plant OAO	Russia, Chelyabinsk region
Beloretsk Metallurgical Plant	Beloretsk Metallurgical Plant OAO	Russia, Republic of Bashkortostan
Vyartsilya Metal Products Plant	Vyartsilya Metal Products Plant ZAO	Russia, Republic of Karelia
Mechel Nemunas	Mechel Nemunas UAB	Lithuania
Port Kambarka	Port Kambarka OAO	Russia, Republic of Udmurtia

Ferroalloys Segment
Bratsk Ferroalloy Plant	Bratsk Ferroalloy Plant OOO	Russia, Irkutsk region

Name as Used in This Document	Official Name	Location
Power Segment
Southern Kuzbass Power Plant	Southern Kuzbass Power Plant OAO	Russia, Kemerovo region
Kuzbass Power Sales Company	Kuzbass Power Sales Company OAO	Russia, Kemerovo region
Mechel Energo	Mechel Energo OOO	Russia, Moscow

Marketing and Distribution
Mechel Carbon	Mechel Carbon AG	Switzerland, Baar
Mechel Carbon Singapore	Mechel Carbon Singapore Pte. Ltd	Singapore
Mechel Trading	Mechel Trading AG	Switzerland, Baar
Mechel Service Global	Mechel Service Global B.V.	Netherlands
Mechel Service	Mechel Service OOO	Russia, Moscow

Other
Mecheltrans	Mecheltrans OOO	Russia, Moscow

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The financial data set forth below as of December 31, 2013, 2012, 2011, 2010 and 2009, and for the years then ended, have been derived from our consolidated financial statements. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods after their respective dates of acquisition. The financial data below are retrospectively adjusted for the effect from discontinued operations. See note 1(a) to the consolidated financial statements. The financial data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars, except per share data)
Consolidated statements of operations and comprehensive income data:
Revenue, net	8,576,431	10,630,932	12,287,327	9,520,679	5,518,572
Cost of goods sold	(5,962,744)	(7,323,467)	(8,010,254)	(5,998,335)	(3,761,381)

Gross profit	2,613,687	3,307,465	4,277,073	3,522,344	1,757,191
Selling, distribution and operating expenses	(3,142,788)	(3,730,194)	(2,398,832)	(2,020,198)	(1,512,937)

Operating (loss) income	(529,101)	(422,729)	1,878,241	1,502,146	244,254
Other income and (expense), net	(981,653)	(443,472)	(680,556)	(524,125)	(85,616)
(Loss) income from continuing operations, before income tax	(1,510,754)	(866,201)	1,197,685	978,021	158,638
Income tax expense	(53,642)	(192,845)	(366,212)	(217,525)	(20,893)
Net (loss) income from continuing operations	(1,564,396)	(1,059,046)	831,473	760,496	137,745
Loss from discontinued operations, net of income tax	(1,358,571)	(605,839)	(28,026)	(68,521)	(61,414)
Net (loss) income	(2,922,967)	(1,664,885)	803,447	691,974	76,331
Less: Net (income) loss attributable to non-controlling interests	(5,047)	317	(75,562)	(34,761)	(2,590)

Net (loss) income attributable to shareholders of Mechel OAO	(2,928,014)	(1,664,568)	727,885	657,213	73,741

Less: Dividends on preferred shares	(127)	(79,056)	(78,281)	(8,780)	(134,498)
Net (loss) income attributable to common shareholders of Mechel OAO	(2,928,141)	(1,743,624)	649,604	648,433	(60,757)

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars, except per share data)
Net (loss) income	(2,922,967)	(1,664,885)	803,447	691,974	76,331
Currency translation adjustment	(96,848)	70,893	(170,794)	(26,218)	(325,353)
Transfer of currency translation adjustment due to disposal of companies	340,014	—	—	—	—
Change in pension benefit obligation	8,244	(17,778)	(7,160)	(9,466)	(10,155)
Adjustment of available-for-sale securities	2,171	(300)	(2,245)	4,838	(5,178)

Comprehensive (loss) income	(2,669,386)	(1,612,070)	623,248	661,128	(264,355)

Less comprehensive loss (income) attributable to non-controlling interests	20,704	(22,851)	(50,527)	(32,498)	6,759

Comprehensive (loss) income attributable to shareholders of Mechel OAO	(2,648,682)	(1,634,921)	572,721	628,630	(257,596)

(Loss) earnings per share from continuing operations	(3.77)	(2.79)	1.63	1.72	(0.15)
Loss per share effect from discontinued operations	(3.26)	(1.40)	(0.07)	(0.16)	0.00
Net (loss) income per share	(7.03)	(4.19)	1.56	1.56	(0.15)

Cash dividends per common share	—	0.24	0.31	0.03	0.18

Cash dividends per preferred share	0.00	0.95	0.94	0.11	1.62

Weighted average number shares outstanding	416,270,745	416,270,745	416,270,745	416,270,745	416,270,745
Mining segment statements of operations and comprehensive income data(1):
Revenue, net	3,309,300	4,011,622	5,186,412	3,741,365	1,826,268
Cost of goods sold	(1,841,770)	(2,128,272)	(2,365,376)	(1,764,466)	(989,534)

Gross profit	1,467,530	1,883,350	2,821,036	1,976,899	836,734
Selling, distribution and operating expenses	(1,342,455)	(1,238,467)	(1,175,434)	(895,879)	(622,412)

Operating income	125,075	644,883	1,645,602	1,081,020	214,322

Steel segment statements of operations and comprehensive income data(1):
Revenue, net	5,198,882	6,685,279	7,433,695	5,944,753	3,503,395
Cost of goods sold	(4,378,584)	(5,644,055)	(6,305,372)	(4,761,155)	(2,940,507)

Gross profit	820,298	1,041,224	1,128,323	1,183,598	562,888
Selling, distribution and operating expenses	(1,458,398)	(2,161,110)	(923,171)	(816,582)	(671,516)

Operating (loss) income	(638,100)	(1,119,886)	205,152	367,016	(108,628)

Ferroalloys segment statements of operations and comprehensive income data(1):
Revenue, net	117,455	106,825	136,567	133,082	89,848
Cost of goods sold	(94,430)	(77,457)	(86,372)	(70,979)	(59,468)

Gross profit	23,025	29,368	50,195	62,103	30,380
Selling, distribution and operating expenses	(23,507)	(55,986)	(19,987)	(27,613)	(29,443)

Operating (loss) income	(482)	(26,618)	30,208	34,490	937

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars, except per share data)
Power segment statements of operations and comprehensive income data(1):
Revenue, net	1,190,205	1,185,776	1,168,434	992,458	830,929
Cost of goods sold	(884,423)	(879,833)	(860,598)	(699,632)	(563,969)

Gross profit	305,782	305,943	307,836	292,826	266,960
Selling, distribution and operating expenses	(318,426)	(274,631)	(280,240)	(252,282)	(189,566)

Operating (loss) income	(12,644)	31,312	27,596	40,544	77,394

Consolidated balance sheet data (at period end):
Total assets	13,834,510	17,695,303	19,309,799	15,778,164	13,251,425
Equity attributable to shareholders of Mechel OAO	517,475	3,177,381	4,990,764	4,642,825	4,049,720
Equity attributable to non-controlling interests	294,345	362,276	374,562	308,186	280,968
Long-term debt, net of current portion	7,950,372	7,921,655	6,692,884	5,240,620	4,074,458
Consolidated cash flows data:
Net cash provided by (used in) operating activities	323,532	1,313,631	882,892	(147,704)	561,669
Net cash used in investing activities	(179,589)	(839,137)	(2,618,232)	(1,120,406)	(709,931)
Net cash (used in) provided by financing activities	(162,071)	(792,006)	2,079,034	1,210,126	375,434
Non-U.S. GAAP measures(2):
Consolidated Adjusted EBITDA	730,323	1,470,725	2,351,649	1,920,295	644,996
Mining Segment Adjusted EBITDA	481,627	999,470	1,976,262	1,362,893	451,606
Steel Segment Adjusted EBITDA	210,167	377,713	332,187	483,380	20,103
Ferroalloys Segment Adjusted EBITDA	8,408	4,777	39,713	40,739	22,643
Power Segment Adjusted EBITDA	33,070	41,189	35,505	54,211	90,415

(1)	Segment revenues and cost of goods sold include intersegment sales.
(2)	Adjusted EBITDA represents net income before depreciation, depletion and amortization, foreign exchange gain/(loss), gain/(loss) from remeasurement of contingent liabilities at fair value, interest expense, interest income, net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties, net (loss) income from discontinued operations, net of income taxes, net (loss) income on the disposal of all or part of the interest in any subsidiary, amount attributable to non-controlling interests and income taxes.

Reconciliation of Adjusted EBITDA to net income is as follows for the periods indicated:

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars)
Consolidated Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(2,928,014)	(1,664,568)	727,885	657,213	73,741
Add:
Depreciation, depletion and amortization	476,960	475,464	471,158	413,551	365,055
Foreign exchange loss (gain)	164,691	(108,830)	141,957	(7,255)	129,328
Loss (gain) from remeasurement of contingent liabilities at fair value	2,053	1,906	1,760	1,630	(494,237)
Interest expense	742,042	652,665	551,302	541,250	481,166
Interest income	(7,339)	(70,456)	(16,780)	(17,163)	(21,054)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	774,224	1,305,092	4,567	10,262	26,099
Loss from discontinued operations, net of income taxes	1,358,571	605,839	28,026	68,521	61,414
Net result on the disposal of subsidiaries	88,445	81,085	—	—	—
Amount attributable to non-controlling interests	5,047	(317)	75,562	34,761	2,590
Income taxes	53,642	192,845	366,212	217,525	20,893

Consolidated Adjusted EBITDA	730,323	1,470,725	2,351,649	1,920,295	644,996

Mining Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(364,238)	356,575	1,012,599	640,573	555,349
Add:
Depreciation, depletion and amortization	326,192	317,615	329,327	281,336	225,193
Foreign exchange loss (gain)	109,269	(65,868)	60,753	(14,747)	(68,258)
Loss (gain) from remeasurement of contingent liabilities at fair value	2,053	1,906	1,760	1,630	(494,238)
Interest expense	384,069	282,177	312,110	333,485	254,255
Interest income	(52,109)	(98,474)	(129,368)	(116,615)	(47,080)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	26,434	5,637	8,604	8,236	7,105
(Loss) income from discontinued operations, net of income taxes	—	—	(1,609)	—	(185)
Net result on the disposal of subsidiaries	—	—	—	—	—
Amount attributable to non-controlling interests	19,142	45,976	80,050	43,130	13,086
Income taxes	30,815	153,926	302,036	185,865	6,379

Mining Segment Adjusted EBITDA	481,627	999,470	1,976,262	1,362,893	451,606

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars)
Steel Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(1,294,151)	(1,697,333)	(235,252)	155,831	(361,915)
Add:
Depreciation, depletion and amortization	135,226	140,973	125,968	111,134	116,913
Foreign exchange (gain) loss	49,472	(46,362)	81,635	11,113	80,512
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	358,634	380,737	320,348	228,558	223,981
Interest income	(13,121)	(21,889)	(11,813)	(29,247)	(30,885)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	705,558	1,276,285	266	2,803	3,037
Income (loss) from discontinued operations, net of income taxes	185,286	258,740	9,607	(5,221)	(2,204)
Net result on the disposal of subsidiaries	91,166	81,085	—	—	—
Amount attributable to non-controlling interests	(17,006)	(25,350)	(9,708)	(12,483)	(13,754)
Income taxes	9,103	30,827	51,136	20,892	4,418

Steel Segment Adjusted EBITDA	210,167	377,713	332,187	483,380	20,103

Ferroalloys Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(1,170,883)	(212,531)	64,434	(69,256)	(181,702)
Add:
Depreciation, depletion and amortization	6,032	6,214	4,000	6,625	6,879
Foreign exchange loss (gain)	6,041	3,398	(262)	(3,593)	117,147
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	15,286	15,366	27,976	93,834	32,457
Interest income	(504)	(44)	(2,109)	(5,340)	(412)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	908	24,623	600	124	16,163
Income (loss) from discontinued operations, net of income taxes	1,149,193	186,062	(60,721)	12,224	26,323
Net result on the disposal of subsidiaries	13	—	—	—	—
Amount attributable to non-controlling interests	(496)	(23,828)	(690)	(630)	452
Income taxes	2,818	5,517	6,485	6,751	5,336

Ferroalloys Segment Adjusted EBITDA	8,408	4,777	39,713	40,739	22,643

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars)
Power Segment Adjusted EBITDA reconciliation:
Net (loss) income attributable to shareholders of Mechel OAO	(95,795)	(158,856)	(81,877)	(49,009)	1,769
Add:
Depreciation, depletion and amortization	9,510	10,662	11,863	14,456	16,070
Foreign exchange loss (gain)	(91)	1	(169)	(28)	(73)
Loss (gain) from remeasurement of contingent liabilities at fair value	—	—	—	—	—
Interest expense	42,511	24,372	17,584	19,550	27,854
Interest income	(64)	(37)	(207)	(138)	(57)
Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for the balances due from related parties	41,324	(1,452)	(4,903)	(900)	(206)
Income from discontinued operations, net of income taxes	24,092	161,038	80,749	61,518	37,491
Net result on the disposal of subsidiaries	(2,732)	—	—	—	—
Amount attributable to non-controlling interests	3,407	2,885	5,910	4,745	2,807
Income taxes	10,908	2,576	6,555	4,017	4,760

Power Segment Adjusted EBITDA	33,070	41,189	35,505	54,211	90,415

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

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are as follows:

•	Adjusted EBITDA does not reflect the impact of financing income and costs, which are significant and could further increase if we incur more debt, on our operating performance.

•	Adjusted EBITDA does not reflect the impact of income taxes on our operating performance.

•	Adjusted EBITDA does not reflect the impact of depreciation, depletion and amortization on our operating performance. The assets of our businesses which are being depreciated, depleted and/or amortized (including, for example, our mineral reserves) will have to be replaced in the future and such depreciation, depletion and amortization expense may approximate the cost to replace these assets in the future. By excluding such expense from Adjusted EBITDA, Adjusted EBITDA does not reflect our future cash requirements for such replacements.

•	Adjusted EBITDA does not reflect the impact of foreign exchange gains and losses and gains and losses from remeasurement of contingent liabilities at fair value, which may recur.

•	Adjusted EBITDA does not reflect the impact of gain/(loss) from remeasurement of contingent liabilities at fair value on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of net result on the disposal of non-current assets on our operating performance, which may recur.

•	Adjusted EBITDA does not reflect the impact of impairment of long-lived assets and goodwill and provision for the balances due from related parties, which may recur.

•	Adjusted EBITDA does not reflect the impact of net (loss) income from discontinued operations.

•	Adjusted EBITDA does not reflect the impact of net (loss) income on the disposal of all or part of the interest in any subsidiary.

•	Adjusted EBITDA does not reflect the impact of amounts attributable to non-controlling interests on our operating performance.

•	Other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP operating results and using Adjusted EBITDA only supplementally. See our consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows included elsewhere in this document.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the official exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of the Russian Federation (the “CBR”).

These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. Dollar
Year Ended December 31,	High	Low	Average(1)	Period End
2013	33.47	29.93	31.85	32.73
2012	34.04	28.95	31.09	30.37
2011	32.68	27.26	29.39	32.20
2010	31.78	28.93	30.37	30.48
2009	36.43	28.67	31.72	30.24

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. Dollar
	High	Low
April 2014	36.08	35.02
March 2014	36.65	35.45
February 2014	36.05	34.60
January 2014	35.24	32.66
December 2013	33.26	32.63
November 2013	33.19	32.08
October 2013	32.48	31.66

The exchange rate between the ruble and the U.S. dollar on May 15, 2014 was 34.71 rubles per one U.S. dollar.

No representation is made that the ruble or U.S. dollar amounts in this document could have been or can be converted into U.S. dollars or rubles, as the case may be, at any particular rate or at all.

Recent Developments

Receipt of waivers under existing loan agreements

Primarily as a result of the decline in market prices for our products throughout 2013, as of December 31, 2013, we were not in compliance with a number of financial covenants in various loan agreements. In April-May 2014, we received consents from the banks related to certain financial covenant breaches under our loan agreements. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

In accordance with our projections, we have both the intent and ability to meet the financial covenants during and for the period ending December 31, 2014, and net operating cash flows generated by our group in 2014 are expected to be sufficient to finance capital investments and pay interest on debt in 2014. We are negotiating with some of our creditors to refinance and amend the terms and conditions of the existing debt to extend maturities beyond December 31, 2014. Based on negotiations conducted to date, we believe that our group will successfully refinance or restructure its short-term debt. As a result, no reclassification of long-term debt to short-term liabilities due to covenant violations as of December 31, 2013 was made.

However, no assurances can be made in relation to the above, and our operations and profitability depend on market prices and demand for our products which may continue to deteriorate due to general market conditions or other factors including international sanctions against Russia and Russian individuals or businesses. See “Item 3. Key Information — Risk Factors” which describe certain risks to our business, including risks relating to our financial condition and financial reporting, risks relating to our business and industry, risks relating to our shares and the trading market, risks relating to the Russian Federation (including economic risks, political and social risks and legal risks and uncertainties) and risks relating to our business in the United States. In particular, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We face a pressure on our liquidity, negatively influencing our working capital, which resulted from the lasting global economic slowdown,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have not been in compliance with the financial covenants in certain of our credit facilities,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants,” “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets or international sanctions against Russia or Russian individuals or businesses could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.”

New borrowings and debt restructuring

During the first months of 2014, we have obtained new credit facilities, refinanced, restructured or reached commercial agreements on new credit terms with our creditors.

In April 2014, we have reached agreement with VTB Bank to refinance debt in the amount of 59.79 billion rubles ($1.8 billion as of December 31, 2013), providing for an extension of the repayment grace period until April 2015 with a maturity due in four years. Of this, in May 2014, we have already signed amendments to loan agreements amounting to 46.5 billion rubles ($1.5 billion as of December 31, 2013). VTB Bank will also provide a loan to redeem bonds in the amount of up to 3.8 billion rubles ($116.1 million as of December 31, 2013).

In March 2014, our subsidiary Elgaugol signed two loan agreements for an aggregate amount of $2.5 billion with State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” (“Vnesheconombank”) for the project financing of the development of the Elga coal deposit. The loans have a tenor of 13.5 years, with a repayment grace period of 3.5 years. The financing is provided without recourse to Mechel or any group company except for Elgaugol and is therefore excluded from our financial covenants calculations under most loan agreements. The management believes that before utilization of the credit lines, this financing will be excluded from the financial covenants calculations under all relevant loan agreements.

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

Risks Relating to Our Financial Condition and Financial Reporting

We face a pressure on our liquidity, negatively influencing our working capital, which resulted from the lasting global economic slowdown.

As a result of the economic downturn and a sharp decline in demand and prices for our products starting from August 2008 and continuing into the first half of 2009, as well as due to a substantial increase in our total indebtedness in 2007 and early 2008 which was incurred mostly for the acquisition of Yakutugol in 2007 and Oriel Resources in 2008, we experienced a liquidity shortage in late 2008 and early 2009. Since we had significant debt that we did not have the ability to repay without refinancing or restructuring, and our ability to do so was dependent upon cooperation from our lenders, there was substantial doubt as to our ability to continue as a going concern as of June 1, 2009. From late 2008 through 2009, we obtained significant loans from Russian state-owned banks, restructured and refinanced our credit facilities used to finance the acquisitions of Oriel Resources and Yakutugol and issued Russian ruble bonds. Our indebtedness increased during 2010 and 2011 due to financing of the substantial investment program of our subsidiaries (including the construction of the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant, the construction of the Elga rail line and development of the Elga coal deposit) and financing of the increased level of inventories, primarily, due to expansion of Mechel Service Global’s business.

Starting with the second half of 2012 and gradually accentuating during 2013 and into 2014, a second phase of the economic and financial meltdown unfolded. This has resulted in a further decline in demand and prices for our products and we have experienced a new tightening of our liquidity in 2013. To alleviate the pressure on our liquidity, continuing since 2010 we have successfully refinanced and restructured a number of major loans mainly with Russian state-owned banks and issued Russian ruble bonds. Additionally, in December 2013, we have refinanced our $1.0 billion pre-export facilities with a syndicate of 27 international and Russian banks. Our principal objective in negotiating the debt refinancing and restructuring and resetting the financial covenants was to ensure a stable financial environment to allow the continuation of our financial strategy: lengthening the maturity profile of our debt portfolio and grace repayment periods across our most important credit facilities, allowing us to successfully pass the prolonged commodity price depression.

The weakness in the demand and prices for our products throughout 2013, continued to negatively impact all our business segments. For the year ended December 31, 2013, we had operating loss of $529.1 million as compared to $422.7 million for the year ended December 31, 2012. Net cash provided by operating activities was $323.5 million for the year ended December 31, 2013 as compared to $1,313.6 million for the year ended December 31, 2012. As of December 31, 2013, our total indebtedness was $9,005.1 million, a decrease of $352.8 million from December 31, 2012. Short-term portion of our total indebtedness was $1,484.9 million as of December 31, 2013 as compared to $1,436.2 million as of December 31, 2012. Working capital deficit amounted to $740.8 million as of December 31, 2013 as compared to working capital surplus amounted to $1,767.8 million as of December 31, 2012. Cash and cash equivalents as of December 31, 2013 were $268.5 million as compared to $293.6 million as of December 31, 2012. As of December 31, 2013, we had breached certain financial covenants in various loan agreements but we have received appropriate consents from the banks.

In the absence of a significant and sustainable increase in the price levels and demand for our products for the reminder of the year 2014, our plans for 2014 and beyond are conservatively based on continuing our restructuring and refinancing efforts of our loans with our creditors, decreasing the level of inventories, primarily through reducing our purchasing, production and delivery expenses, running down loss-making or non-core operations and selectively dispose of certain assets. On this basis we expect operating cash flows to provide sufficient funds in 2014 to be available for debt servicing and capital expenditure. However, no assurances can be made in relation to the above, and our operations and profitability depend on market prices and demand for our products which may continue to deteriorate due to general market conditions or other factors including international sanctions against Russia and Russian individuals or businesses. See “— Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects” and “— Risks Relating to the Russian Federation — Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets or international sanctions against Russia or Russian individuals or businesses could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.”

Our ability to incur additional debt is limited by our restrictive covenants. We have engaged in the refinancing of our debt portfolio with longer term debt, reducing the capital expenditure program and disposing of non-core or loss-making assets. See “— We have a substantial amount of outstanding indebtedness with restrictive financial covenants” and “— We will require a significant amount of cash to fund our capital investment program.” These measures, if successful, should reduce the risk of facing a liquidity shortage in the medium term as well as allow us to reduce our indebtedness over time.

In March 2014, Moody’s Investors Service revisited and downgraded our rating to Caa1 with negative outlook because of continuing low coking coal prices, China’s lower demand for commodities and Mechel’s refinancing risk. So far we have successfully renegotiated the financial covenants under our loan agreements and refinanced or reached agreement with creditors to refinace a significant part of our 2014 debt maturities. Such change of our rating may reduce our opportunities to raise necessary debt financing (including by accessing the debt capital markets), as well as potentially negatively impact the terms of such financing.

Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in commodity prices (whether due to the cyclical nature of the industry or otherwise) and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow, liquidity and working capital position and may result in an increase in our working capital deficit and in us being unable to meet our obligations as they fall due. If such a situation were to occur, we may be required to further refinance our existing debt and/or to seek additional capital. There is no guarantee that we would be successful in refinancing our debt or in raising additional capital, or that we would be able to do so on a timely basis or on terms which are acceptable to us. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of ADSs and shares including due to a dilution of their interest. Any such deterioration, affect or failure could have a material adverse effect on our business, financial condition, results of operations and the trading price of ADSs and shares.

If significant economic slowdown were to continue, we could face a liquidity shortage and breach our restrictive covenants, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have not been in compliance with the financial covenants in certain of our credit facilities.

Most of the loan agreements under which we or our subsidiaries are borrowers contain various representations, undertakings, covenants and events of default. Furthermore, according to the terms of such agreements, certain of our actions aimed at developing our business and pursuing our strategic objectives, such as acquisitions, disposal of assets, corporate restructurings, investments into certain of our subsidiaries and others, require prior notice to or consent from the respective lenders.

In recent years, we have been in breach of covenants in various loan agreements, but we have received waivers, consents and covenant amendments from the relevant lenders for such breaches. As of December 31, 2013, we were not in compliance with certain covenants in some of our credit facilities entered into with several lenders, including certain financial ratios, such as the EBITDA to Net Interest Expense ratio. In April-May 2014, the lenders have provided their consent to cure such breach. In addition, during the year, we obtained consent from our lenders to amend certain of our financial covenants for the period from December 2013 to December 2017, including obtaining a covenant testing holiday of the net borrowings to EBITDA ratio for the relevant period ending on December 31, 2013 and June 30, 2014. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Debt Financings in 2013.” We have restrictions on our ability to pay dividends, incur additional indebtedness and make capital expenditures, as well as expand through further acquisitions and use proceeds from certain disposals. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restrictive Covenants” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

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

We have a substantial amount of outstanding indebtedness with restrictive financial covenants.

We have a substantial amount of outstanding indebtedness, primarily consisting of debt we incurred in connection with the financing of our acquisitions of Yakutugol and Oriel Resources in 2007 and 2008, as well as debt we incurred to finance our investment program in recent years including the development of the Elga coal deposit and our working capital needs which have been significant in recent years due to the depressed demand and pricing for our main products. Most of this debt has restrictive financial covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants” and “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.” As of December 31, 2013, our consolidated total debt, including capital lease obligations, was $9,424.8 million, with a short-term portion of $1,607.7 million. Our interest expense for the year ended December 31, 2013 was $742.0 million, net of the amount capitalized.

In order to secure bank financings, we have pledged shares in certain key subsidiaries, including 50%+2 shares of Yakutugol, 50%+2 shares of Southern Kuzbass Coal Company, 40% of Chelyabinsk Metallurgical Plant, 88.25% of total shares of Beloretsk Metallurgical Plant, 55%+1 share of Korshunov Mining Plant, 50%+2 shares of Mechel Mining, 50%+1 share of Urals Stampings Plant, 25%+1 share of total common shares of Izhstal, 25%–1 share of Port Posiet and 49% of Elgaugol as of December 31, 2013. As of the date hereof, we have pledged additional 12.5% shares of Mechel Mining and released 65% of total shares of Beloretsk

Metallurgical Plant and 25%–1 share of Port Posiet. Also, property, plant and equipment and certain other assets of our subsidiaries are pledged to lenders. As of December 31, 2013, the carrying value of property, plant and equipment, inventory, cash and accounts receivable pledged under our loan agreements amounted to $974.5 million. See note 13(i) to the consolidated financial statements.

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

The majority of our borrowings are from Russian banks, including state-controlled banks such as Gazprombank, Sberbank and VTB Bank, as well as from Russian ruble bonds which are mostly held by Russian institutions. In each of the recent few years, the Russian state banks have extended the maturity of our borrowings and have also waived financial covenant defaults and amended/reset financial covenants based on the impact of the market conditions on our results of operations. It is possible that these sources of financing may not be available in the future in the amounts we may require or may be expensive and/or contain overly onerous terms. More recently, the economic slowdown in Russia as well as the events in Ukraine and Crimea has introduced additional uncertainty in the overall outlook for the ability of Russian banks to provide sufficient liquidity to Russian companies. In the current environment, if Russian banks and financial institutions are no longer able to continue to refinance our indebtedness or finance our working capital needs, we may not be able to diversify our funding sources and may default on our debt which would have a material adverse effect on our business, financial condition, results of operations and prospects. See “— Risks Relating to the Russian Federation — Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets or international sanctions against Russia or Russian individuals or businesses could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely” and “— Risks Relating to the Russian Federation — Economic risks — The Russian banking system is still developing, and another banking crisis or international sanctions could place severe liquidity constraints on our business.”

Subject to market conditions and improvement of our corporate ratings, we may access the international debt capital markets in order to diversify funding sources, further extend the maturity profile of our debt portfolio and reduce the refinancing risk with the peak repayments in 2015 and 2016. We cannot provide assurance that any refinancing or additional financing would be available on acceptable terms. This is reinforced by the existing uncertainty in the Russian and global economies, including concerns about sovereign debt in Europe and the United States. Any inability to satisfy our debt service obligations or to refinance debt on commercially reasonable terms could materially adversely affect our business, financial condition, results of operations and prospects.

Among other things, high levels of indebtedness, particularly the restrictive financial covenants in our credit facilities could potentially: (1) limit our ability to raise capital through debt financing; (2) limit our flexibility in planning for, or reacting to, changes in the markets in which we compete; (3) disadvantage our group relative to our competitors with superior financial resources; (4) lead to a loss of collateral pledged as security; (5) render us more vulnerable to general adverse economic and industry conditions; (6) require us to dedicate all or a substantial part of our cash flow to service our debt; and (7) limit or eliminate our ability to pay dividends.

We will require a significant amount of cash to fund our capital investment program.

Our business requires maintenance capital expenditures in order to maintain production levels adequate to meet the demand for our products, as well as other capital expenditures to implement our business strategy. We spent $375.8 million during 2013 on our capital expenditures (including $51.0 million in maintenance capital expenditures). In planning for 2014, we followed our current investment policy focusing only on those items that are either close to completion or are of major importance for our operations. Our capital investment program currently contemplates capital spending of up to $1.0 billion in 2014 (including up to $114.2 million in maintenance capital expenditures). The majority of these planned capital expenditures relate to the development of the Elga coal deposit and which are required to be made pursuant to the terms of the subsoil license. The Elga capital expenditures will be financed from the project financing provided by Vnesheconombank in April 2014. We plan to spend up to $2.7 billion for the three-year period of 2014-2016 on capital investments (including up to $0.5 billion in maintenance capital expenditures). See “Item 4. Information on the Company — Capital Investment Program.”

Our ability to undertake and fund planned capital expenditures will depend on our ability to generate cash in the future and access debt and equity financing. This, to a certain extent, is subject to general economic and market conditions, financial, competitive, legislative, regulatory and other factors that are beyond our control. Attracting debt financing for our capital expenditures on commercially reasonable terms may be particularly challenging given our current high levels of indebtedness, restrictive covenants and pledges of shares and assets of our subsidiaries to our current lenders. Any deterioration in our operating performance, including due to any worsening of economic conditions, fall in commodity prices and/or financial, business or other factors, many of which are beyond our control, may adversely and materially affect our cash flow which may leave us unable to conduct our capital expenditure plans as necessary or required, which could adversely affect our operating facilities and ability to comply with applicable regulations.

Inflation could increase our costs and decrease operating margins.

In 2013, 2012 and 2011, the inflation rate in Russia was 6.5%, 6.6% and 6.1%, respectively, according to the Russian Federal State Statistics Service (“Rosstat”). Inflation increases our operating costs on monetary items, which are sensitive to rises in the general price level in Russia, including fuel and energy costs, cost of production services and salaries. However, the impact on the operating margins depends on market demand and prices for the main products. Despite the fact that inflation generally increases the costs of our products as well as the prices for our products, global demand could influence these prices downwards. Therefore, provided that the exchange rate of the ruble against the U.S. dollar remains unchanged, inflation could increase our costs and decrease operating margins.

A non-repayment of a loan by, or loss of accounts receivable from or prepayments to, certain related parties could have an adverse effect on our business, results of operations and financial condition.

From late 2009 to the end of 2013, we worked closely with certain Russian and foreign metallurgical plants and trading companies, which are disclosed as related parties in our U.S. GAAP financial statements (the “related metallurgical plants”). See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust.” We supplied raw materials to them and purchased their products pursuant to short-term supply and purchase contracts. By the end of 2013, the volume of transactions with the related metallurgical plants and Metallurg-Trust reduced significantly due to ceasing the partnership with these companies. Revenues from sales to these companies amounted to $230.0 million, $730.0 million and $820.0 million in the years ended December 31, 2013, 2012 and 2011, respectively. Purchases from these companies amounted to $613.4 million, $874.6 million and $1,557.2 million in the years ended December 31, 2013, 2012 and 2011, respectively. Revenues from re-sales of products purchased from these companies to third parties amounted to $570.5 million, $847.7 million and $1,293.5 million in the years ended December 31, 2013, 2012 and 2011, respectively. Substantially all of the revenues from sales to, and revenues from re-sales of products purchased from, these companies were in the steel segment. In the years ended December 31, 2013, 2012 and 2011, these revenues represented 16.2%, 24.6% and 29.6%, respectively, of our group’s total steel segment revenues. As of December 31, 2013, trade accounts receivable and other accounts receivable from these companies totaled $256.5 million, with credit terms varying from 2 to 180 days. In addition, as of December 31, 2013, prepayments to these companies totaled $508.8 million. We closely monitor our balances with these companies, including our trade accounts payable to them. As of December 31, 2013, we recorded allowances in the total amount of $734.9 million against the accounts receivable and prepayments from these companies. The allowance for doubtful accounts was recognized based on our estimates of future cash inflows from these balances.

In November 2011, the owners of the related metallurgical plants (“Estar Group”) entered into an agreement with us pursuant to which $944.5 million of debt, mostly consisting of accounts receivable owed to us by the Estar Group, was restructured into a loan agreement (the “Estar Loan Agreement”). The Estar Loan Agreement was secured by a pledge of shares in the major related metallurgical plants and/or their parent companies, as well as by suretyships from the related metallurgical plants and/or their parent companies. In September 2012, we extended the term of the loan for additional nine months until June 2013, reducing the amount of the loan to $876 million. During the year ended December 31, 2013, the loan was repaid only in the amount of $5.0 million. As the repayment was not effected in time we initiated legal proceedings against the borrower and sureties.

In September 2012, we acquired a 100% stake in Cognor Stahlhandel, a metallurgical trader, and, in November 2012, we acquired a 100% stake in Lomprom Rostov, a scrap collecting and processing company (subsequently renamed to Mechel Vtormet Rostov). Both entities formed part of pledged assets under the Estar Loan Agreement. Upon the acquisitions, the loan under the Estar Loan Agreement was partially repaid and reduced to $731 million. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with related metallurgical plants” and “— Transactions with Metallurg-Trust” and note 9 to the consolidated financial statements.

As of December 31, 2013 and December 31, 2012, we evaluated the recoverability of the balances due from the related metallurgical plants and the Estar Group based on the fair value of the pledged assets which we determined to be negligible. This resulted in an $888.0 million and $896.4 million provision for amounts due from related parties under the Estar Loan Agreement as of December 31, 2013 and December 31, 2012, respectively. We have not taken possession of other assets (besides Cognor Stahlhandel and Lomprom Rostov) provided as collateral because these entities are burdened with a substantial amount of debt. Nevertheless, given the liquidity issues faced by these companies and the dependency of their businesses on the general condition of the steel sector as well as the reduction of the volume of transactions with the related metallurgical plants by the end of 2013 made by us, we may fail to collect accounts receivable from and suffer loss of prepayments to these companies, which could have an adverse effect on our business, results of operations and financial condition.

Russian law restrictions on depositary receipt programs limit our access to equity capital and constrain our refinancing options.

Russian companies are limited in their ability to place shares in circulation outside of Russia, including in the form of depositary receipts such as our common American Depositary Shares (“common ADSs”) and our global depositary shares representing our common shares (“GDSs”), as well as our preferred American Depositary Shares representing our preferred shares (“preferred ADSs”, the common ADSs and the preferred ADSs together referred to as “ADSs”) due to Russian securities regulations. We have received permission from the Russian Federal Financial Markets Service (“FFMS”) for up to 40% of our common shares to be circulated abroad through depositary receipt programs, which was the maximum amount allowed at that time. Later we also received FFMS permission for a total of 41,627,074 preferred shares to be circulated through depositary receipt programs, representing 30% of the total number of issued preferred shares, which was the maximum amount allowed at that time. Over the last few years, this limit has been gradually reduced by the regulator. Current regulations provide that no more than 25%, 15% or 5% of the total number of outstanding shares of a certain class may be placed or circulated outside the Russian Federation depending on the company’s listing status on a Russian stock exchange (“A”, “B” or “V” and “I”). Our common and preferred shares have a listing status “A-1” on Closed Joint Stock Company MICEX Stock Exchange (“MICEX”). It is unclear whether the FFMS’s approvals of higher amounts prior to the establishment of these lower limits will be allowed to remain in place. Our common ADSs and GDSs together currently account for approximately 35% of our common shares, and accordingly we believe we cannot raise additional equity financing through placement of common shares in the form of depositary receipts. If the current limits are enforced Deutsche Bank Trust Company Americas (the “depositary”) may be forced to cancel some of our common ADSs and GDSs and deliver a corresponding number of the underlying common shares to holders of common ADSs or GDSs. The Russian government or its agencies may also impose other restrictions on international financings by Russian issuers.

Changes in the exchange rate of the ruble against the U.S. dollar may materially adversely affect our results of operations.

A majority of our sales are denominated in U.S. dollars, whereas the majority of our direct costs are incurred in rubles. Depreciation in real terms of the ruble against the U.S. dollar may result in a decrease in our costs relative to our revenues. Conversely, appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect our results of operations if the prices we are able to charge for our products do not increase sufficiently to compensate for the increase in real terms in our ruble-denominated expenditures. In 2013, the ruble appreciated in real terms against the U.S. dollar by 2.7% as compared with 2012, according to the CBR.

Limitations on the conversion of rubles into foreign currencies in Russia could cause us to default on our obligations.

A significant part of our indebtedness and our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. However, if the Russian authorities impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies in the event of an economic crisis or otherwise, there may be delays or other difficulties in converting rubles into foreign currency to make a payment or delays in or restrictions on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill we performed during the year ended December 31, 2013, an impairment loss of $38.3 million was recognized. This amount includes impairment of goodwill recognized in power, steel and mining segments as shown in the tables below:

Company	Segment	Impairment Loss of Goodwill as for the Year Ended December 31, 2013
		(In millions of U.S. dollars)
Kuzbass Power Sales Company	Power	28.1
Ekos-plus	Mining	4.1
WNL Staal	Steel	2.3
Ramateks	Steel	2.2
Mechel Transport	Mining	1.6

Total		38.3

The amount of goodwill on our balance sheet as of December 31, 2013 that is subject to impairment analysis in the future is $687.8 million or 5% of our total assets. This amount includes goodwill of Yakutugol, Bratsk Ferroalloy Plant and Port Posiet of $408.9 million, $89.5 million and $23.1 million, respectively, the fair values of which were 17%, 29% and 17% over their carrying values, respectively, as of December 31, 2013. See note 23 to the consolidated financial statements.

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

Our mining segment sells coal (metallurgical and steam), iron ore and coke. These commodities are traded in markets throughout the world and are influenced by various factors beyond our control, such as global economic cycles and economic growth rates. Prices of these products have varied significantly in the past and continue to be lower than their peaks in recent years due to soft demand.

Our steel segment sells steel products, including semi-finished products, long products of wide range of steel grades, carbon and stainless flat products, wire products, forgings and stampings and others. The steel industry is highly cyclical in nature because the industries in which steel customers operate are subject to changes in general economic conditions. The demand for steel products thus generally correlates to macroeconomic fluctuations in the economies in which steel producers sell products, as well as in the global economy. The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw materials costs, exchange rates, trade barriers and improvements in steel-making processes. Steel prices have experienced, and in the future may experience, significant fluctuations as a result of these and other factors, many of which are beyond our control.

Our ferroalloys segment sells ferrosilicon. This ferroalloy product is primarily used in the manufacture of steel. Thus, market demand for ferrosilicon is very closely linked with the market for steel and generally follows the cycles of the steel industry.

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

As a result of the 2008-2009 global economic crisis and the subsequent 2010-2011 global economic slowdown, the demand and prices for our products sharply declined. The continuing stagnation of the economy of the European region, the 2012-2013 economic slowdowns in the Asian region, as well as the existing uncertainty as to global economic recovery in the near future and international sanctions against Russia and Russian individuals or businesses may have adverse consequences for our customers and our business as a whole. See “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets or international sanctions against Russia or Russian individuals or businesses could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.”

Prices for our products, including coal, iron ore, metals, ferrosilicon and power, as well as the prices of coal, iron ore, ferroalloys, power and natural gas and other commodities and materials we purchase from third parties for the production of our products, fluctuate substantially over relatively short periods of time and expose us to commodity price risk. We do not use options, derivatives or swaps to manage commodity price risk. We use our vertically integrated business model and intersegment sales, as well as short-term and long-term purchase and sales contracts with third party suppliers and customers, to manage such risk. In addition, the length and pricing terms of our sales contracts on certain types of products are affected and regulated by orders issued by Russian antimonopoly authorities. In particular, pursuant to a directive issued to us by the Russian Federal Antimonopoly Service (“FAS”) in August 2008, we entered into long-term contracts for supply of certain grades of our coking coal with a formula of price calculation and with fixed volumes for the entire period of the contract. See “—Antimonopoly regulation could lead to sanctions with respect to the subsidiaries we have acquired or established or our prices, sales volumes and business practices.” Terms of sales of other types of our products may also be affected by regulations of the authorities. We cannot assure you that our strategies and contracting practices will be successful in managing our pricing risk or that they will not result in liabilities. If our strategies to manage commodity price risk and the impact of business cycles and fluctuations in demand are not successful, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

The steel and mining industries are highly competitive, and we may not be able to compete successfully.

We face competition from Russian and international steel and mining companies. Consolidation in the steel and mining sectors globally has led to the creation of several large producers, some of which have greater financial resources and more modern facilities than our group. We also face price-based competition from producers in emerging market countries, including, in particular, Ukraine, Kazakhstan and Turkey. Increased competition could result in more competitive pricing and reduce our operating margins.

Our competitiveness is based in part on our operations in Russia having a lower cost of production than competitors in higher-cost locations. We have been facing a consistent upward trend in the past several years in production costs, particularly with respect to wages and transportation. For example, our rail transportation costs increased consistently during the last three years with rail tariff increases of 8.0% in 2011, 6.0% in 2012 and 7.0% in 2013. See “— A decrease in railway infrastructure capacity and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products,” “— Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins” and “— Inflation could increase our costs and decrease operating margins.” If these production costs continue to increase in the jurisdictions in which we operate, our competitive advantage will be diminished, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The risks associated with the development of the Elga coal deposit have the potential to impact the project’s legal or economic viability, including the calculation of reserves. Key risks that have been identified include the following: (1) the subsoil license for the Elga coal deposit could be suspended or terminated if construction deadlines and operational milestones are not met or we could be required to extend the license under less favorable terms; (2) the project requires significant capital expenditures to develop the required production and washing facilities and infrastructure, and increases in planned capital and operating costs could make the project uneconomical because of the project’s sensitivity to these costs; (3) the economic viability of the project is dependent upon the full use of the rail line; (4) the project is very sensitive to market prices for coal because of the high initial capital costs; and (5) the insufficient capacity of ports in the Russian Far East where the Elga deposit is located may limit the distribution of coal mined at the Elga deposit. In addition, capital expenditures for the rail line were not considered in the calculation of reserves estimates as we do not plan to use the rail line solely for delivery of coal from the Elga deposit. While we have already invested approximately $1.9 billion in the development of the Elga coal deposit, its further development requires an additional approximately $1.9 billion over 2014-2016. In March 2014, our subsidiary Elgaugol signed two loan agreements with Vnesheconombank for a $2.5 billion project financing to develop the Elga coal deposit. In case of Elgaugol’s failure to comply with the construction deadlines, operational milestones and other terms of the loan agreements, Vnesheconombank may suspend or terminate the financing. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

Successful implementation of our strategy to expand our special steel long products sales and coal sales depends on our ability to increase our export sales of these products.

Our strategy to expand our special steel long products sales is dependent on our ability to increase our exports of these products to other countries. We face a number of obstacles to this strategy, including oversupply and low demand, trade barriers and sales and distribution challenges, as well as restrictions imposed by antimonopoly legislation and regulatory orders. See “Item 8. Financial Information — Litigation — Antimonopoly.”

Likewise, our strategy to increase our sales of coal, particularly high-grade coking coal, is substantially dependent on our ability to increase our exports of these products through ports in the Russian Far East to other countries, particularly Japan, China, South Korea and other Pacific Rim countries.

Currently, key ports in the Russian Far East have limited cargo-handling capacity, lack adequate port facilities and have old and worn-out equipment. In particular, the limited capacity of the railways connecting to these ports is a critical impediment to the further development of port infrastructure and the entire transportation system in the Russian Far East. Existing railway sections must be reconstructed, the logistics structure improved and the actions of the cargo owners, the ports’ management and Russian Railways, an open joint-stock company wholly owned by the Russian government, must be better coordinated. Increasing the capacity of the ports in the Russian Far East is one of the key issues identified in the Transportation Strategy of the Russian Federation. In addition, major track repairs by Russian Railways in the summer months result in restriction on cargo volumes and delays.

In particular, the current annual capacity of the Baikal-Amur Mainline to which our Elga deposit is connected by our private rail line, is in the range of 12 to 15 million tonnes, which will need to expand substantially to meet our needs when Elga Open Pit reaches its full planned annual production capacity of 20.0 million tonnes of saleable coal in 2024. Russian Railways plans to double the capacity of the Baikal-Amur Mainline by 2020 as well as increase capacity of the Komsomolsk-on-Amur-to-Sovetskaya Gavan segment, which connects the Baikal-Amur Mainline to Port Vanino, to 32.6 million tonnes by 2016. However, this increase may not be sufficient as third party users of rail lines may also substantially increase their cargo volumes on the Baikal-Amur and Trans-Siberian Mainlines and further in the direction from Komsomolsk-on-Amur to

Sovetskaya Gavan transportation hub. We cannot guarantee that these development projects by Russian Railways will proceed according to current plans. In addition, there is acute competition among Russian coal exporters for existing port capacity. In light of this shortage, Russian coal producers have endeavored to acquire ports or separate terminals to ensure the export of their products.

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

Almost all of our Russian assets consist of companies formed during the course of Russian privatizations in the 1990s and early 2000s. In particular, Southern Kuzbass Coal Company and the other mining companies which were subsequently merged into Southern Kuzbass Coal Company, as well as Korshunov Mining Plant and Moscow Coke and Gas Plant, were privatized in the early 1990s. Chelyabinsk Metallurgical Plant was also privatized in the early 1990s. Elgaugol OAO was privatized in 1998 and Yakutugol was privatized in 2002. In general, we acquired shares in these companies from third parties after their respective privatizations, except for a 25%+1 share stake in Yakutugol, which was acquired pursuant to a state auction in 2005. We acquired the remaining stake in Yakutugol and a 68.86% stake in Elgaugol OAO in 2007 from two state-owned companies in a tender process.

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

In addition, under Russian law transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transaction rules and/or the terms of transaction approvals issued by governmental authorities, or failure to register the share transfer in the securities register. As a result, defects in earlier transactions with shares of our subsidiaries (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge.

Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits.

Our business depends on the continuing validity of our subsoil licenses and the issuance of new and extended subsoil licenses and our compliance with the terms thereof. In particular, in estimating our reserves, we have assumed that we will be able to renew our Russian subsoil licenses as and when necessary in the ordinary course of business so that we will be able to exploit the resources under such licenses for the operational life of the relevant subsoil plot. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses” and “— Mining Segment — Mineral reserves (coal, iron ore and limestone).” However, license extension is subject to the licensee being in compliance with the terms of the license. Our experience with license extensions and publicly available information about current market practice and available court practice suggest that regulatory authorities tend to focus on such terms of the license as production levels, operational milestones and license payments, which are considered to be material terms of the license. Nevertheless, there is no assurance that this approach will be consistently applied by the regulatory authorities and the courts and that there will be no changes to this approach in the future. Regulatory authorities exercise considerable discretion in the timing of license issuance, extension of licenses and monitoring licensees’ compliance with license terms. Subsoil licenses and related agreements typically contain certain environmental, safety and production commitments. See “Item 4. Information on the Company — Regulatory Matters — Subsoil Licensing in Russia — Maintenance and termination of licenses.” If regulatory authorities determine that we have violated the material terms of our licenses, it could lead to rejection in license extension or suspension or termination of our subsoil licenses, and to administrative and civil liability. The termination or suspension of certain of our subsoil licenses constitutes an event of default under certain of our credit facilities and loans, and is likely to result in a cross-default in other of our credit facilities and loans. In addition, requirements imposed by relevant authorities may be costly to implement and result in delays in production. Our subsoil licenses expire on dates falling in 2014 through 2037. See the tables setting forth expiry dates of our Russian subsoil licenses in “Item 4. Information on the Company — Mining Segment” and reserves information. Accordingly, these factors may seriously impair our ability to operate our business and realize our reserves which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are currently in compliance with the material terms of our Russian subsoil licenses, except for the following. We failed to commence commercial coal production at the Raspadsk license area (part of Olzherassky Open Pit) in 2009 as required by the license due to unfavorable mine economics, but expect to commence such production in the second quarter of 2015 provided coal prices recover sufficiently. In addition, we commenced the development of the coal deposits at the Yerunakovsk-1, Yerunakovsk-2 and Yerunakovsk-3 license areas, but failed to commence commercial production at these license areas in 2011 as required by the licenses due to unfavorable mine economics. Moreover, we cannot fully develop the deposit at the Yerunakovsk-3 license area due to the presence of a third-party sludge pond in this area. The Yerunakovsk-2 and Yerunakovsk-3 license areas are not counted for the purposes of our coal reserves.

Our Bluestone operations in the United States are subject to risks relating to mining and other permits required under U.S. federal and state laws. See “— Risks Relating to Our Business in the United States — We must obtain, maintain and comply with numerous U.S. governmental permits and approvals for our operations in the United States, which can be costly and time consuming, and our failure to obtain, renew or comply with necessary permits and approvals could negatively impact our business.” The federal agencies responsible for issuing the necessary permits required to conduct mining operations in the United States have increased their scrutiny of permit applications. This is discussed in greater detail below. This has resulted in the permitting process taking longer and becoming more costly in recent years. In addition, citations for violations of those permits have become more frequent and remediation costs associated with correcting such violations have increased substantially.

Increasing costs of electricity, natural gas and labor could materially adversely affect our operating margins.

In 2013, our Russian operations purchased approximately 5.5 billion kilowatt-hours (“kWh”) of electricity at a total cost of $425.9 million, implying an average cost of 7.8 cents per kWh. In 2012, our Russian operations purchased approximately 6.0 billion kWh of electricity at a total cost of $433.3 million, implying an average cost of 7.3 cents per kWh. The restructuring of the Russian power sector that began in 2001 is substantially complete and all government regulation of electricity prices in the wholesale power market, except for the sales to household consumers and similar type of consumers, expired in 2011. According to the Ministry of Economic Development of the Russian Federation, the average increase in market prices on the retail electricity market was 8.5-8.7% in 2013, and is expected to be in the range of 7.0-7.3% in 2014. Further price increases for electricity may also occur in the future as the power generating companies created in the restructuring are financed by and controlled to a greater extent by the private sector.

Our Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity at our own co-generation facilities, from Novatek OAO (“Novatek”), Russia’s largest independent producer of natural gas, and Gazprom OAO (“Gazprom”), the government-controlled dominant gas producer and the owner of the unified gas supply system of Russia. Domestic natural gas prices are regulated by the Russian government. In 2013, we purchased 1,999.2 million cubic meters of gas at a total cost of $208.4 million. In 2012, we purchased 2,214.3 million cubic meters of gas at a total cost of $206.5 million. Russian domestic natural gas prices are significantly below Western European levels, which provides us with a cost advantage over our competitors, an advantage which is expected to diminish as Russian domestic gas prices approach Western European levels. Starting from the second half of 2013, the Russian Federal Tariff Service (the “FTS”) set wholesale prices of gas produced by Gazprom for domestic consumers on the territory of the Russian Federation, except for households, in the range of $58.9 to $142.4 per thousand cubic meters, depending on the region of the Russian Federation where the gas is purchased.

Following raw materials used in the production process and energy related costs, our labor costs are the next most significant operational cost. Labor costs in Russia have historically been significantly lower than those in the more developed market economies of North America and Western Europe for similarly skilled employees. However, the average wage in Russia has been rising in recent years. According to Rosstat, after adjusting for inflation, the average wage in the Russian Federation has risen at the annual rate of 2.8%, 8.4% and 5.2% in 2011, 2012 and 2013, respectively. Moreover, labor costs in Russia are indexed to and adjusted for inflation. We believe our advantage with respect to our competitors with foreign operations that have historically had to pay higher average wages than those paid in Russia may be reduced.

Higher costs of electricity, natural gas and labor could negatively impact our operating margins, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A decrease in railway infrastructure capacity and an increase in railway tariffs expose us to uncertainties regarding transportation costs of raw materials and steel products.

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

The most significant railcar owners are JSC Freight One, JSC Federal Freight, OJSC Novaya Perevozochnaya Kompaniya, NefteTransService ZAO, Globaltrans and Rail Garant. Our cargoes are currently transported in the railcars owned by our subsidiary Mecheltrans or third party railcar owners, mainly to transport coal products and iron ore concentrate. At present, only these third party railcar owners and Russian Railways possess a sufficiently extensive railcar fleet to service our present and future requirements. Mecheltrans works with third party railcar owners to arrange for transportation and forwarding of cargoes with their railcars. In 2013, our freight volume transported by JSC Federal Freight, OJSC Novaya Perevozochnaya Kompaniya, NefteTransService ZAO, Globaltrans and Rail Garant amounted to 17.9 million tonnes, for which we paid $164.4 million. In 2012, our freight volume transported by JSC Freight One, OJSC Novaya Perevozochnaya Kompaniya, NefteTransService ZAO and JSC Federal Freight amounted to 9.6 million tonnes, for which we paid $130.6 million.

In 2013, railway tariffs were indexed once, which resulted in a 7.0% tariff increase. Starting from January 1, 2014, railway tariffs have not been indexed. However, despite the preservation of tariff levels which should have a positive impact on our business, a disruption may occur in the transportation of our raw materials and products due to the oversupply of rolling stock which further aggravates the insufficient capacity of the railway infrastructure. Congestion of the railway infrastructure due to the oversupply of rolling stock may also result in increases in cargo delivery terms. In addition, an increase in prices of rolling stock operators’ services may occur in the future due to lower turnover of railcars. All of the above factors may negatively impact our operating margin and could materially adversely affect our business, financial condition, results of operations and prospects.

We face certain trade restrictions in the export of ferrosilicon to the European Union.

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our subsidiary Bratsk Ferroalloy Plant for a period of five years. In February 2013, the European Commission initiated an expiry review of the antidumping measures applicable to imports of ferrosilicon. In April 2014, the antidumping duty was extended for another five years. The U.S. Department of Commerce has recently initiated an antidumping procedure against imports of ferrosilicon from Russia, including ferrosilicon produced by Bratsk Ferroalloy Plant. We cannot predict the outcome of this procedure and whether the antidumping duty will be imposed. We may face additional antidumping duties and other trade restrictions in the European Union, the United States and other markets in the future. See “Item 4. Information on the Company — Ferroalloys Segment — Trade restrictions.”

We benefit from Russia’s tariffs and duties on imported steel, many of which have been reduced upon Russia’s WTO membership and may be eliminated in the future.

Russia has in place import tariffs with respect to certain imported steel products. These tariffs generally amount to 5-15% of the value of the imports. Almost all of our sales of steel products in Russia were protected by these import tariffs in 2013. The Republic of Belarus, the Republic of Kazakhstan and the Russian Federation entered into a Customs Union and implemented a Common Customs Tariff, which came into force on January 1, 2010, reducing import duties on stainless rolled products from 15% to 10%. Creation of this Customs Union, as well as other actions and decisions of Russian authorities in respect of tariffs and duties, can lead to further reduction of import duties.

On November 20, 2013, the Eurasian Economic Commission initiated an antidumping investigation against imports of steel bars originating in Ukraine. We will benefit from protection of Customs Union’s market from low-priced import of steel bars in case of antidumping duties are imposed.

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

Chemical substances contained in some of our products, as well as by-products and waste, which we export to or produce in the European Union are subject to regulation (EC) No 1907/2006 on registration, evaluation, authorization and restrictions of use of chemicals (“REACH”) that entered into force on June 1, 2007. Under REACH, we must provide a registration dossier for such substances to the European Chemical Agency (“ECHA”). In addition, we must provide the information about the registered substances usage and utilization to the competent authorities of the E.U. Member States and downstream users upon request. In accordance with REACH, prior to December 1, 2008, we pre-registered substantially all of the substances that we intended to export to or produce in the European Union. As a next step in accordance with the REACH implementation schedule, prior to December 1, 2010, we registered with the ECHA all of the substances that we export to or produce in the European Union in an amount over 1,000 tonnes per year, and which are subject to REACH registration. We are in compliance with current REACH requirements and we will have to maintain certain resources to ensure compliance with further developing REACH requirements.

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

Hazards associated with our underground mining operations include but are not limited to: (1) underground fires and explosions, including those caused by flammable gas; (2) cave-ins or ground falls; (3) emissions of gases and toxic chemicals; (4) flooding; (5) sinkhole formation and ground subsidence; and (6) other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine, including due to human error.

We are at risk of experiencing any and all of these hazards. The occurrence of such hazards could delay production, increase production costs, result in injury to persons or death, and damage to property, as well as liability for us. For example, on May 30, 2008, there was a cave-in at V.I. Lenina Underground (which led to suspension of operation for 17 calendar days) and on July 29, 2008 there was a methane flash (which led to suspension of operation for 67 calendar days). Both accidents involved multiple casualties, and the first accident resulted in five fatalities. In 2010 through 2012, there were a number of occasions of self-heating and spontaneous ignition of coal as well as an increase of coal dust levels each of which resulted in the temporary suspension of mining operations at the longwalls of Sibirginskaya Underground, V.I. Lenina Underground and Olzherasskaya-Novaya Underground. There were no casualties involved in any of these occasions. In 2013, there were also a number of occasions which caused the temporary suspension of mining operations, but had no significant effect on our business. We have been and are still implementing measures to cure the reasons of these occasions and we are cooperating with the competent governmental authorities, in particular, the Russian Federal Service for Ecological, Technological and Nuclear Supervision (“Rostekhnadzor”).

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

Our production facilities are located in different climate and weather conditions, and abnormal weather changes and natural hazards could affect their operations. Interruptions in electricity supply and transport communication could lead to delays in deliveries of raw materials to our production facilities and finished products to consumers, as well as a suspension of production. In addition, the existence of abnormally low temperatures for a long period of time may limit the work of the crane equipment and mining-and-transport equipment. For example, in 2012 operations at our open pit mines in Russia were suspended for a period of 2 to 7 days due to abnormally low temperatures. In 2013, such suspensions ranged from 2 to 16 days. Negative impact of such abnormal or extreme climate and weather conditions may have an adverse effect on our business, financial condition, results of operations and prospects.

More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, cleanup costs and compensatory damages, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operation and prospects.

Our operations and properties are subject to environmental laws and regulations in the jurisdictions in which we operate. For instance, our operations generate large amounts of pollutants and waste, some of which are hazardous, such as benzapiren, sulfur oxide, sulfuric acid, nitrogen ammonium, sulfates, nitrites and phenicols. Some of our operations result in the creation of sludges, including sludges containing base elements such as chromium, copper, nickel, mercury and zinc. The creation, storage and disposal of such hazardous waste is subject to environmental regulations, including some requiring the cleanup of contamination and reclamation, such as requirements for cleaning up highly hazardous waste oil and iron slag. In addition, pollution risks and related cleanup costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental and civil laws is clearly determinable. Furthermore, new and more stringent regulations have been introduced in a number of countries in response to the impacts of climate change. See “— Increased regulations associated with climate change and greenhouse gas emissions may give rise to increased costs and may adversely impact our business and markets.”

Generally, there is a greater awareness in Russia of damage caused to the environment by industry than existed during the Soviet era. At the same time, environmental legislation in Russia is generally weaker and less stringently enforced than in the European Union or the United States. However, recent Russian government initiatives indicate that Russia will introduce new water, air and soil quality standards and increase its monitoring and fines for non-compliance with environmental rules, and environmental concerns are increasingly being voiced at the local level. See note 25(b) to the consolidated financial statements.

Based on the current regulatory environment in Russia and elsewhere where we conduct our operations, as of December 31, 2013, we have not created any reserves for environmental liabilities and compliance costs, other than an accrual in the amount of $59.1 million for asset retirement obligations. Any change in this regulatory environment could result in actual costs and liabilities for which we have not provided. We estimated the total amount of capital investments to address environmental concerns at our various subsidiaries at $36.3 million as of December 31, 2013. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

In the course, or as a result, of an environmental investigation by Russian governmental authorities, courts can issue decisions requiring part or all of the production at a facility that has violated environmental standards to be halted for a period of up to 90 days. We have been cited in Russia for various violations of environmental regulations in the past and we have paid certain fines levied by regulatory authorities in connection with these infractions. In June 2013, the Russian Federal Service for the Supervision of Natural Resources (“Rosprirodnadzor”) claimed 398.6 million rubles from Beloretsk Metallurgical Plant as compensation for damages caused by discharging waste water into the river Belaya and Beloretsk storage reservoir. Beloretsk

Metallurgical Plant is currently contesting the claim in court. See “Item 8. Financial Information — Litigation — Environmental and safety.” Though our production facilities have not been ordered to suspend operations due to environmental violations during the respective periods since we acquired or established them, there are no assurances that environmental protection authorities will not seek such suspensions in the future. In the event that production at any of our facilities is partially or wholly suspended due to this type of sanction, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

The December 1997 Kyoto Protocol established a set of greenhouse gas emission targets for developed countries that have ratified the Kyoto Protocol. In order to give the countries a certain degree of flexibility in meeting their emission reduction targets, the Kyoto Protocol developed mechanisms allowing participating countries to earn and trade emissions credits by way of implementing projects aimed at meeting the Kyoto Protocol targets. The European Union has established greenhouse gas regulations and many other countries, including the United States, are in the process of doing so. The European Union Emissions Trading System (“EU ETS”), which came into effect on January 1, 2005, has had an impact on greenhouse gas and energy-intensive businesses based in the European Union. Our operations in Lithuania are currently subject to the EU ETS, as are our E.U. based customers.

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

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. See “Item 4. Information on the Company — Regulatory Matters — Licensing of Operations in Russia.” Governmental authorities in countries where we operate exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations, and in monitoring licensees’ compliance with the terms thereof which may result in unexpected audits, criminal prosecutions, civil actions and expropriation of property. Authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year.

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

The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters and transactions with the controlling shareholder may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions.

Our Chairman, Igor Zyuzin, directly and indirectly owns approximately 67.42% of our common shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies,” dated December 26, 1995, as amended (the “Joint-Stock Companies Law”), resolutions at a general shareholders’ meeting are adopted by a majority of the voting stock at a meeting where shareholders holding more than half of the voting shares are present or represented. Accordingly, Mr. Zyuzin has the power to control the outcome of most matters to be decided by a majority of the voting stock present at a general shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors. In addition, our controlling shareholder is likely to be able to take actions which require a three-quarters supermajority of the voting stock present at such a general shareholders’ meeting, such as amendments to our charter, reorganization, significant sales of assets and other major transactions, if other shareholders do not participate in the meeting. Thus, our controlling shareholder can take actions that you may not view as beneficial or prevent actions that you may view as beneficial, and as a result, the value of the shares and ADSs could be materially adversely affected.

We have also engaged and will likely continue to engage in transactions with related parties, including our controlling shareholder, which may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

As of March 31, 2014, seven of our companies were included by the FAS in its register of entities with a market share exceeding 35% in the relevant market or with a dominant position in a certain market, including:

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

In connection with the consolidation of our ferroalloy assets under our subsidiary Oriel Resources, in October 2008, the FAS issued a directive addressed to Oriel Resources. The requirements under this directive are substantially similar to those described above in connection with the directives dated October 10, 2008, except that it relates to our production and sales of ferrosilicon.

In August 2008, as a result of an antimonopoly investigation into the business of our subsidiaries Mechel Trading House, Southern Kuzbass Coal Company, Yakutugol and Mechel Trading, the FAS found them to have abused their dominant position in the Russian market for certain grades of coking coal concentrate. The FAS issued a directive requiring these subsidiaries and their successors to, among others, refrain from taking any action in the Russian market for certain grades of coking coal concentrate which would or may preclude, limit or eliminate competition and/or violate third parties’ interests, including fixing and maintaining a monopolistically high or low price, refusing or avoiding to enter into an agreement with certain buyers without good economic or technological reasons where the production or supply of the relevant grades of coking coal concentrate is possible and creating discriminatory conditions for buyers. Furthermore, the FAS initiated administrative proceedings against Mechel Trading House, Southern Kuzbass Coal Company and Yakutugol which resulted in fines being imposed on these companies in the total amount of 797.7 million rubles, which equals nearly 5% of these subsidiaries’ total sales of coking coal concentrate (including intra-group sales) for 2007. See “Item 8. Financial Information — Litigation — Antimonopoly.”

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

Some entities in our group, including Southern Kuzbass Power Plant, Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant, Kuzbass Power Sales Company, Mechel Energo, Korshunov Mining Plant, Bratsk Ferroalloy Plant, Beloretsk Metallurgical Plant, Izhstal and Urals Stampings Plant, own assets both for electricity generation and/or sale and for electricity distribution.

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

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly-owned subsidiaries have previously had other shareholders. We and our subsidiaries have carried out, and continue to carry out, transactions among our companies and affiliates, as well as transactions with other parties which may be considered to be “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature and value of the transaction and the parties involved. The provisions of Russian law defining which transactions must be approved as interested party transactions are subject to different interpretations, and these transactions may not always have been properly approved, including by former shareholders. We cannot make any assurances that our and our subsidiaries’ applications of these rules will not be subject to challenge by shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Minority shareholder lawsuits, if resolved against our group companies, could have a material adverse effect on our financial condition and results of operations.

Russian corporate law allows minority shareholders holding as little as a single share in a company to have standing to bring claims against the company challenging decisions of its governing bodies. These features of Russian corporate law are often abused by minority shareholders, who can bring claims in local courts seeking injunctions and other relief for which, in some cases, we may not receive notice. Any such actions by minority shareholders, if resolved against our group companies, could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information — Litigation — Russian securities litigation.”

A substantial majority of our employees are represented by trade unions, and our operations depend on good labor relations.

As of December 31, 2013, approximately 60% of all our employees were represented by trade unions. Although we have not experienced any business interruption at any of our companies as a result of labor disputes from the dates of their respective acquisition by us and we consider our relations with our employees to be good, under Russian law unions have the legal right to strike and other Russian companies with large union representation periodically face interruptions due to strikes, lockouts or delays in renegotiations of collective bargaining agreements. Our businesses could also be affected by similar events if our relationships with our labor force and trade unions worsen in the future. We have signed the industry agreements for coal and ore mining and smelting industries and have renegotiated most of related collective bargaining agreements. If we are unable to prolong collective bargaining agreements on similar conditions or our employees are dissatisfied with the terms of the collective bargaining agreements and undertake any industrial action, it could have material adverse effects on our business, financial condition, results of operations and prospects.

Approximately a quarter of the Bluestone companies’ workforce is represented by the United Mine Workers of America (“UMWA”) labor union and is covered by the Bituminous Coal Wage Agreement of 2011 which expires at the end of 2016. Though we believe the Bluestone companies have a good relationship with the UMWA, there are no assurances that these relations will not deteriorate in the future. Our U.S. employees have the right at any time under the U.S. National Labor Relations Act to form or affiliate with a union and the current presidential administration in the United States has indicated that it will support legislation that may make it easier for employees to unionize. Any further unionization of employees could adversely affect the stability of our U.S. production and negatively impact the financial performance of our U.S. operations. In addition, due to the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations.

Bluestone companies have liabilities with respect to post-retirement benefits for our U.S. employees, which could be more burdensome if certain factors beyond our control are changed or corrected.

The Bluestone companies we acquired have long-term liabilities with respect to pension obligations and post-retirement welfare benefit plans. The Bluestone companies contribute to multi-employer defined benefit pension plans sponsored by the UMWA. In the event of our partial or complete withdrawal from any multi-employer plan which is underfunded, we would be liable for a proportionate share of such plan’s unfunded vested benefits. In the event that any other contributing employer withdraws from any plan which is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan’s unfunded vested benefits. At June 30, 2013, the UMWA Pension Plan reported unfunded vested benefits to be $5.4 billion. Furthermore, in September 2011, the UMWA Funds reported to the United States Department of the Treasury, as required under the Pension Protection Act of 2006, that the UMWA pension plan is in “Seriously Endangered Status” for the plan year beginning July 1, 2011 due to funded percentage below 80%. When a pension plan is certified to be in seriously endangered status, federal law requires the plan to adopt a funding improvement plan aimed at restoring the financial health of the plan. The funding improvement plan may include increased contributions to the plan and/or modifications to certain future benefit accruals. Now, it is up to the Bituminous Coal Operators Association (“BCOA”) and the UMWA to negotiate such an improvement plan. As the signatory companies will be bound to whatever the BCOA and the UMWA negotiate as to an improvement plan, Bluestone’s signatory companies may see a required higher level of contributions in the future.

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

Businesses of our group, or their predecessors-in-interest at different times, have taken a variety of actions relating to the incorporation of entities, share issuances, share disposals and acquisitions, mandatory buy-out offers, acquisition and valuation of property, including land plots, interested party transactions, major transactions, decisions to transfer licenses, meetings of governing bodies, other corporate matters and antimonopoly issues that, if successfully challenged on the basis of non-compliance with applicable legal requirements by competent state authorities, counterparties in such transactions or shareholders of the relevant members of our group or their predecessors-in-interest, could result in the invalidation of such actions, transactions and corporate decisions, restrictions on voting rights or the imposition of other liabilities. As applicable laws of the jurisdictions where our group companies are located are subject to varying interpretations, we may not be able to defend successfully any challenge brought against such actions, decisions or transactions, and the invalidation of any such actions, transactions and corporate decisions or imposition of any restriction or liability could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The price at which our shares and ADSs trade is influenced by a large number of factors, some of which are specific to us and our operations and some of which are related to the mining, steel and ferroalloys industries and equity markets in general. As a result of these factors, investors may not be able to resell their shares or ADSs at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of our shares and ADSs:

•	investor perception of us as a company;

•	actual or anticipated fluctuations in our revenues or operating results;

•	announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	sales of blocks of our common shares, common ADSs, preferred shares or preferred ADSs by significant shareholders, including the Justice persons;

•	price and timing of any refinancing of our indebtedness;

•	potential litigation involving us;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in Russian and international capital markets, including those due to events in other emerging markets;

•	the performance of other companies operating in similar industries;

•	regulatory developments in the markets where we operate, especially Russia, the European Union and the United States;

•	international political and economic conditions, including the effects of fluctuations in foreign exchange rates, interest rates and oil prices and other events such as terrorist attacks, military operations, changes in governments and relations between countries, international sanctions, natural disasters and the uncertainty related to these developments;

•	news or analyst reports related to markets or industries in which we operate; and

•	general investor perception of investing in Russia.

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

Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.

Effective from January 1, 2013, a new system of recording the depositary’s rights to the shares underlying depositary receipts was introduced by the Federal Law No. 415-FZ of December 7, 2011, as amended on December 29, 2012 (“Federal Law No. 415-FZ”). Pursuant to the new system, the underlying shares are no longer recorded at the depositary’s ‘owner’s account’ opened with a Russian custodian holding a ‘depo account of nominee holder’ with the issuer’s shareholder register. Instead, the underlying shares are now recorded at a ‘depo account of depositary programs’ opened with a Russian custodian which in its turn has a depo account of nominee holder opened with the central depositary. On November 6, 2012, the FFMS granted CJSC National Settlement Depositary (“NSD”) the status of Russian central depositary. Starting from November 6, 2013, the depo accounts of depositary programs should be opened for depositaries, and shares represented by depositary receipts should be recorded in depo accounts of depositary programs.

In addition to the new recording system, the Federal Law No. 415-FZ also sets forth new obligations for a depositary to disclose information on ‘depositary receipt owners’ in order to exercise voting rights and to receive dividends with respect to the shares represented by depositary receipts. The FFMS by its Order No. 13-7/pz-n dated February 5, 2013 sets forth the requirements for the provision of information about the depositary receipt owners. Such information is provided to the issuer in the form of a list of persons who exercise the rights under the depositary receipts. The list is provided to the issuer by the foreign depositary which opens the depo account of depositary programs. The list is provided for the preparation and holding of a shareholders’ meeting. Furthermore, any obligations of the depositary to disclose information on depositary receipt owners in order to receive dividends were abolished effective January 1, 2014 pursuant to the Federal Law No. 282-FZ of December 29, 2012 (“Federal Law No. 282-FZ”). Under the Federal Law No. 282-FZ, the payment of dividends on the shares represented by depositary receipts is made to the foreign depositary which opens the depo account of depositary programs.

Currently, it is not clear whether the term ‘depositary receipt owner’ means a holder registered on the records of the depositary, a securities intermediary or a beneficial owner of a depositary receipt. As a result, the scope of the above reporting obligations, which may affect the rights of our ADS and GDS holders, also remains uncertain. We cannot assure you that the Federal Law No. 415-FZ and the other regulations by the CBR, to whom the powers of the FFMS were delegated, will be compatible with how depositary receipt programs have been customarily operated in the past or with foreign confidentiality regulations, or that the new requirements will not impose additional burdens upon the depositary, ADS and GDS holders or their respective securities intermediaries such that they would consider investments in our ADSs less attractive.

In addition, the Federal Law No. 282-FZ requires the foreign depositary to take all the reasonable steps to provide information on depositary receipt owners to the issuer, state arbitrazh courts, the CBR and governmental investigative authorities upon their request, and depositary receipt owners may not refuse to provide such information to the depositary upon its request. The CBR is entitled to demand the depositary to cure any breach of such disclosure requirements, and if the depositary fails to cure, the CBR may suspend or limit any operations with depo accounts of depositary receipt program for up to six months with respect to the number of securities that does not exceed the number of securities the obligation to provide information for which has not been fulfilled. It is unclear how the CBR will use these new regulatory powers. Any suspension of or limitation on our ADS or GDS programs could have a material adverse effect on the value of the ADSs.

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

ADS holders have no direct voting rights with respect to the shares represented by the ADSs. They can only exercise voting rights with respect to the shares represented by ADSs in accordance with the provisions of the deposit agreements relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps which are involved. For example, the Joint-Stock Companies Law and our charter require us to notify shareholders not less than 30 days prior to the date of any meeting of shareholders and at least 70 days prior to the date of an extraordinary meeting to elect our Board of Directors, inter alia, via (i) publication of a notice in the Russian official newspaper Rossiyskaya Gazeta and disclosure on our website at www.mechel.ru or (ii) disclosure on our website at www.mechel.ru. Our common shareholders, as well as our preferred shareholders in cases when they have voting rights, are able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

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

Under Russian tax legislation, dividends paid to a non-resident holder of shares of a Russian company generally will be subject to a 15% withholding tax. This tax rate may potentially be reduced to 10% or 5% for U.S. holders of the shares that are legal entities and organizations and to 10% for U.S. holders of the shares that are individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”), provided a number of conditions are satisfied. In connection with the enactment of amendments to Russian tax legislation, effective from January 1, 2014, the reduced tax rate of 5% established in accordance with certain provisions of the United States-Russia income tax treaty does not apply on dividend payments under ADSs. The general rate of 10% which is established by the treaty and does not account for benefits applies, subject to the submission of certain information to the tax agent. If such information has not been submitted to the tax agent in the prescribed manner and in a certain period of time, a tax rate of 30% is applied. Thus, the tax agent may be obliged to withhold tax at higher non-treaty rates when paying out dividends, and U.S. ADS holders may be unable to benefit from the United States-Russia income tax treaty. ADS holders may apply for a refund of a portion of the tax withheld under an applicable tax treaty, however, this process may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “Item 10. Additional Information — Taxation — Russian Income and Withholding Tax Considerations” for additional information.

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

Gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from disposition of the foregoing types of securities and derivatives in Russia by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to a withholding tax in Russia based on an annual tax return, which they may be required to submit with the Russian tax authorities.

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

As of the date of this document, of the 138,756,915 issued preferred shares, 55,502,766 preferred shares are held by our wholly-owned subsidiary Skyblock Limited, the remaining preferred shares may be held by James C. Justice II, James C. Justice III, James C. Justice Companies Inc. and Jillean L. Justice (collectively, the “Justice persons”) or are held by the public. The Justice persons acquired their preferred shares in connection with the sale of their Bluestone coking coal business located in Beckley, West Virginia to us in May 2009. The Justice persons disposed or may dispose of all or part of the remaining preferred shares they held through one or more offerings or broker trades. It is also possible that we may decide to offer additional preferred shares and preferred ADSs in the future, including the 55,502,766 preferred shares held by our wholly-owned subsidiary Skyblock Limited. Additional offerings or sales of preferred shares and preferred ADSs by us or the Justice persons, or the public perception that such offerings or sales may occur, could have an adverse effect on the market price of our preferred shares and preferred ADSs.

Risks Relating to the Russian Federation

Emerging markets such as Russia are subject to greater risks than more developed markets, and financial turmoil in developed or other emerging markets or international sanctions against Russia or Russian individuals or businesses could have a material adverse effect on our business and could cause the value of our shares and ADSs to fluctuate widely.

Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that the value of securities of Russian companies is subject to rapid and wide fluctuations due to various factors. For example, the military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia and the current situation in Ukraine and Crimea resulted in significant price declines in securities of Russian companies and capital outflows from Russia. The escalation of the present situation or the emergence of new tensions between Russia and other countries may lead to further reductions in the price of Russian securities. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

Recently both the United States and the European Union have ordered sanctions against certain prominent Russian and Ukrainian officials and businessmen and Russian private banks in response to the situation in Ukraine and Crimea and Russia’s signing an agreement with the Republic of Crimea on accession of the Republic of Crimea and the city of Sevastopol to the Russian Federation and on forming two new constituent entities within the Russian Federation. While the current sanctions do not target our group or our industry, these sanctions could have the indirect effect of damaging the Russian economy, further accelerating capital flight from Russia, further exacerbating the negative investor sentiment towards Russia and making it harder for Russian companies to access international financial markets for debt and equity financing, all of which could have a material adverse effect on our business, financial conditions, results of operations and prospects and the value of our shares and ADSs. In particular, we rely in part on financing from international banks, and, as of December 31, 2013, approximately 19.7% of our total borrowings were provided by international banks or their Russian subsidiaries. Moreover, if the next level of sanctions ordered by the United States, the European Union or other governmental or international bodies directly target the Russian economy such as Russian exports or Russian companies’ access to international financial and banking markets, then such sanctions could have an even more serious material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs. The Ukrainian economy is also facing significant risks during this period of uncertainty. In the year ended December 31, 2013, revenues from exports to Ukraine were $52.8 million, or 0.6% of our total revenues, which could decrease in the current year. Overall, the situation in Ukraine and Crimea remains fluid and we cannot predict how the situation will unfold. In particular, an escalation of sanctions may occur or demands for autonomy from other regions may arise and we cannot predict how Russia and other countries will react to these events or to the actions of the others and how any of these developments may impact the Russian economy and Russian companies and the steel and mining industry in Russia and generally. We may also face sanctions which could affect our Bluestone assets situated in the territory of the United States. We cannot assure that such developments will not have a material adverse effect on our business, financial condition, results of operations and prospects. The value of our shares and ADSs is expected to be highly volatile during the current situation.

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

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product, a relatively stable Russian ruble, strong domestic demand, rising real wages and reduced rates of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the gross domestic product’s growth rate, ruble depreciation and a decline in domestic demand. The Russian government has taken certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the economic crisis on the Russian economy and support the value of the ruble. As a result, following a decline in 2009, the Russian gross domestic product grew by 4.5% in 2010, by 4.3% in 2011, by 3.4% in 2012 and by 1.3% in 2013, according to Rosstat. More recently, the economic slowdown in emerging market economies, including Russia, as well as political and other disturbances in emerging markets have introduced additional uncertainty in the overall outlook for growth of the global economy, and growth in the Russian economy has slowed down including due to capital flight and negative investor sentiment arising from the disturbances in eastern Ukraine. Further economic instability in Russia could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

The Russian banking system is still developing, and another banking crisis or international sanctions could place severe liquidity constraints on our business.

A substantial portion of our loans are from Russian banks, including state-owned banks such as Sberbank, VTB Bank and Gazprombank, who in recent years have extended the maturity of our loans, waived breaches of financial covenants and reset our financial covenants to give us more flexibility to operate our business. In addition, Vnesheconombank, another Russian state-owned bank, has provided a project financing for the development of the Elga deposit. Moreover, we rely on the Russian banking system to complete various day-to-day fund transfers and other actions required to conduct our business with customers, suppliers, lenders and other counterparties.

While the impact of the 2008-2009 global financial crisis on the Russian banking system was contained by the actions by the CBR at that time, the risk of further instability remains high due to the continuing weakness of the Russian economy and the potential for a recession in the near future. With few exceptions (notably the state owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Risk management, corporate governance and transparency and disclosure remain below international best practices. In the global financial crisis, Russian banks were faced with a number of problems simultaneously, such as withdrawal of deposits by customers, payment defaults by borrowers and deteriorating asset values and ruble depreciation. Russian banks faced and continue to face serious mismatches in their liabilities (consisting in large part of foreign debt) and assets (loans to Russian borrowers and investments in Russian assets and securities). The existing sentiment towards Russian banks could worsen in the near future due to the impact of international sanctions against certain prominent Russian officials and businessmen and Russian private banks in response to the situation in Ukraine and Crimea.

These weaknesses in the Russian banking sector make the sector more susceptible to market downturns or economic slowdowns including due to defaults by Russian borrowers that may occur during such market downturn or economic slowdown. A banking or liquidity crisis or the bankruptcy or insolvency of the banks which lend to us or in which we hold our funds or use for banking transactions could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

The global economic crisis, social and political instability in some Middle East countries and recently in Ukraine, the European sovereign debt crisis and other negative developments in various countries have resulted in increased volatility in the capital markets in many countries, including Russia. As has happened in the past, present financial problems in emerging market economies or an increase in the perceived risks associated with investing in emerging market economies could dampen foreign investment in Russia and Russian businesses could face severe liquidity constraints, further materially adversely affecting the Russian economy. In addition, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil or international sanctions against the Russian oil industry could slow or disrupt the Russian economy or undermine the value of the ruble against foreign currencies. Russia is also one of the world’s largest producers and exporters of metal products and its economy is vulnerable to fluctuations in world commodity prices and the imposition of international sanctions, tariffs and/or antidumping measures by any of its principal export markets.

As many of the factors that affect the Russian and global economies affect our business and the business of many of our domestic and international customers, our business could be materially adversely affected by a downturn in the Russian economy or the global economy. In addition to a reduction in demand for our products, we may experience increases in overdue accounts receivable from our customers, some of whom may face liquidity problems and potential bankruptcy. Our suppliers may raise their prices, eliminate or reduce trade financing or reduce their output. A decline in product demand, a decrease in collectibility of accounts receivable or substantial changes in the terms of our suppliers’ pricing policies or financing terms, or the potential bankruptcy of our customers or contract counterparties may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, protests against the results of 2011 and 2012 parliamentary and presidential elections, corruption and the government in general, as well as to demands for autonomy from particular regional and ethnic groups.

Tensions in Russia’s relations with other countries and world bodies or conflicts between the government and powerful business groups or among such business groups could disrupt or reverse political, economic and regulatory reforms and also lead to restrictions on our business and a negative impact on Russia’s economy and investment climate. Any disruption or reversal of reform policies or economic downturn could lead to social, political or governmental instability or the occurrence of conflicts between various groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

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

Currently the Russian labor market suffers from a general shortage of skilled and trained workers, and we compete with other Russian companies to hire and retain such workers. In Russia, the working age population has declined due to a relatively low birth rate at the end of the 1980s and through the early 1990s. As of January 1, 2014, Rosstat estimated Russia’s population at 143.7 million, a decline of 4.8 million from 1992. An increase in migration and a reduction in the natural decline of the population recently resulted in a slowdown in the population decrease followed even by some temporary population growth. However, the birth rate remains relatively low, which together with the aging and high mortality of the population are the main problems of Russia’s demographic development. Russia’s working age population is estimated to decline by 10-13 million by 2025. If the present trend continues without a migration inflow to Russia, the decreasing working population will become a barrier to economic growth around 2015, according to the National Human Development Report for the Russian Federation produced by the United Nations Development Program in 2008. A shortage of skilled Russian labor combined with restrictive immigration policies could materially adversely affect our business, financial condition, results of operations and prospects.

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

Russia is still developing the legal framework required to support a market economy. The following weaknesses relating to the Russian legal system create an uncertain investment climate and result in risks with respect to our legal and business decisions:

•	inconsistencies between and among the Constitution, federal laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	conflicting local, regional and federal rules and regulations;

•	rapid enactment of many laws and regulations resulting in their ambiguities and inconsistencies;

•	the lack of fully developed corporate and securities laws;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation;

•	changes in the Russian court system, in particular, the merger of the Supreme Arbitrazh Court with the Russian Supreme Court;

•	the relative inexperience of judges in interpreting legislation and contradictory judicial interpretations of the law;

•	the lack of full independence of the judicial system from commercial, political and nationalistic influences;

•	difficulty in enforcing court orders;

•	a high degree of discretion or arbitrariness on the part of governmental authorities; and

•	still-developing bankruptcy procedures that are subject to abuse.

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

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntarily liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. Certain Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets. Currently, we have the following subsidiaries with negative net assets: Mechel-Steel Management, Metals Recycling, VtorResource-Yuzhny, Thermal Grid Company of Southern Kuzbass, Metallurgshakhtspetsstroy, Yakutugol Trading House, Management Metallurgical Equipment Repair, Shakhtspetsstroy, Sky-Extra, Mechel Engineering, Mechel-Remservice, Maritime Cargo Shipping and Trans-Auto.

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

The supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a general shareholders’ meeting. Thus, controlling shareholders owning less than 75% of the outstanding shares of a company may hold 75% or more of the voting power if enough minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a general shareholders’ meeting, they are in a position to approve amendments to a company’s charter, reorganizations, significant sales of assets and other major transactions, which could be prejudicial to the interests of minority shareholders. See “— Risks Relating to Our Business and Industry — The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters and transactions with the controlling shareholder may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions.”

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

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Contradictory interpretations of tax regulations exist within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations and documentation such as customs declarations, are subject to review and investigation by relevant authorities, which may impose severe fines, penalties and interest charges. Generally, in a tax audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to re-audit taxpayers which were audited by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. As a result of the fact that none of the relevant terms are defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” a tax audit and ultimately seek back taxes and penalties beyond the three year term. In some instances, new tax regulations have been given retroactive effect.

In May 2009, the Russian President proposed legislative changes in his Budget Message regarding the Budget Policy for 2010-2012 to reform the anti-avoidance mechanism of double tax treaties. A law envisaging the introduction of the concept of an ‘actual recipient of income’ to the Russian Tax Code was drafted in late 2009. Although the bill neither uses the term ‘beneficial owner’ nor defines the term ‘actual recipient of income’

(which is used in Russian official versions of all double taxation treaties), the intent of the proposed amendments is to introduce a concept of beneficial ownership in the domestic tax legislation, and to combat the abuse of double taxation treaties where the beneficiaries of income reside in jurisdictions that do not have double taxation treaties with Russia. Furthermore, the Russian government proposed legislative changes to the anti-avoidance mechanism with respect to double tax treaties, as well as creating tax incentives to move organizations from offshore to Russia as set forth in “Main Directions of the Russian Federation Tax Policy for 2011-2013” dated May 2010 and in “Main Directions of the Russian Federation Tax Policy for 2012-2014” dated July 2011. In addition, by its “Main Directions of the Russian Federation Tax Policy for 2013-2015” dated May 2012 the Russian government proposed to introduce a term ‘actual recipient of income’ to the tax legislation. Furthermore, in “Main Directions of the Russian Federation Tax Policy for 2014-2016” it is planned to develop a standard intergovernmental agreement on tax information sharing with offshore and low-tax jurisdictions and further to conduct negotiations regarding the conclusion of relevant agreements with these jurisdictions in order to counteract tax minimization schemes. In June 2013, in the Budget message the Russian President pointed out to the Government of the Russian Federation on the necessity of implementation of measures to counteract tax evasion, including with the use of offshore jurisdictions. Currently, the bills providing for creation of the controlled foreign companies profit taxation mechanism and determination of tax residence of organizations are being drafted. In addition, the term ‘beneficial owner’ is introduced legislatively in the Federal Law “On Counteraction of the Legitimization (Laundering) of the Proceeds of Crime and the Financing of Terrorism” No. 115-FZ of August 7, 2001, as amended on December 28, 2013. We cannot predict how the above governmental proposals will be implemented in practice, and it is also unclear how, if introduced, it will be interpreted and applied by the tax authorities and/or courts and what impact it may have on taxpayers, including us.

Moreover, on November 16, 2011, the Russian President signed the Law on Amendment of Part One and Part Two of the Tax Code of the Russian Federation in Connection with the Formation of a Combined Taxpayer Group. The main provisions of the law came into force on January 1, 2012. The law provides for formation of a combined taxpayer group for the purposes of profit tax calculation and payment on the basis of the combined business performance of the members of such group. However, the law sets forth a number of requirements for the formation of a combined taxpayer group. Starting from 2013, 16 companies of our group have formed a combined taxpayer group, with Mechel being a responsible party. The formation of the combined taxpayer group allowed us to determine the taxable income with profit and loss offset of all the companies included in the combined taxpayer group and to pay profit tax from total aggregate income under the combined taxpayer group, starting from January 1, 2013. Starting from January 1, 2014, there have been some changes in the composition of the combined taxpayer group as a result the number of members has increased to 20 companies.

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

The lack of established practice with respect to Russian new transfer pricing rules exposes our business to the risk of significant additional liabilities.

Russian transfer pricing rules, effective since 1999, gave Russian tax authorities the right to control prices for transactions between affiliated entities and certain other types of transactions between unrelated parties, such as foreign trade transactions or transactions with significant price fluctuations, if the transaction price deviated by more than 20% from the market price.

In July 2011, Russian transfer pricing legislation was substantially amended. The new rules entered into force on January 1, 2012. The new rules require taxpayers to notify the tax authorities on controlled transactions that are performed from January 1, 2012. Controlled transactions mean any transactions between related parties both domestic and cross-border as well as certain transactions between unrelated parties. The tax legislation eliminated the existed 20% safe harbor for price deviations. The rules also introduce specific documentation requirements for proving market prices. The new rules have not been applied in practice yet, therefore we cannot predict now what effect the new transfer pricing rules will have on our business. If the tax authorities impose significant additional tax assessments as a result of changes in transfer pricing regulation and we are unable to successfully challenge them in court or make symmetrical adjustments provided by the new rules, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

As our subsidiary Southern Urals Nickel Plant holds the subsoil license on land plots with nickel and cobalt ore deposits which are included in the official list of subsoil plots of federal importance first published on March 5, 2009 in the Russian official newspaper Rossiyskaya Gazeta and as amended on August 13, 2010 (the “Strategic Subsoil List”), it qualifies as a Strategic Company and is subject to special regulation. Our subsidiaries Port Posiet, Port Kambarka and Port Temryuk are included in the register of natural monopolies, and therefore are also Strategic Companies.

According to the Strategic Industries Law, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be strategic activity. Our subsidiary Urals Stampings Plant produces and sells carbon, alloyed and heat-resistant alloyed stampings. Such products are of a type generally used in the production of weapons and military equipment. Therefore, Urals Stampings Plant may also qualify as a Strategic Company. Furthermore, entities producing and distributing industrial explosives are also deemed to be Strategic Companies. Thus, our subsidiaries Yakutugol, Vzryvprom and Korshunov Mining Plant also qualify as Strategic Companies, as they hold licenses to produce industrial explosives and licenses to distribute industrial explosives.

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

In addition, in case a foreign investor or its group of entities which is a holder of securities of Port Posiet, Port Kambarka, Port Temryuk, Southern Urals Nickel Plant, Yakutugol, Vzryvprom, Korshunov Mining Plant and, potentially, Urals Stampings Plant, becomes a holder of voting shares in amount which is considered to give them direct or indirect control over these companies in accordance with the Strategic Industries Law due to the allocation of voting shares as a result of certain corporate procedures provided by Russian law (e.g., as a result of a buy-back by the relevant company of its shares, conversion of preferred shares into common shares, or holders of preferred shares becoming entitled to vote at a general shareholders’ meeting in cases provided under Russian law), such shareholders will have to apply for approval within three months after they acquired such control.

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

Risks Relating to Our Business in the United States

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

Currently, eleven of the 46 NPDES permits for our Bluestone operations are pending renewal with the EPA. These permits have been administratively extended for a period of six months and currently Bluestone is not prevented from mining coal. However, should these permits remain unrenewed after the six-month period expires in 2014, there is a significant risk that such permits will be withdrawn and production at some of the Bluestone operations may be suspended for an indefinite period of time.

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

Item 4. Information on the Company

Overview

We are a vertically integrated group with revenues of $8.6 billion in 2013, $10.6 billion in 2012 and $12.3 billion in 2011, with operations organized into four industrial segments: mining, steel, ferroalloys and power, each of which has a management company that performs the functions of respective executive management bodies of the companies within the segment, as described below.

Our group includes a number of logistical and marketing companies that help us to deliver and market our products. We have freight seaports in Russia on the Sea of Japan (Port Posiet) and on the Sea of Azov (Port Temryuk) and a freight river port on the Kama River, a tributary of the Volga River in central Russia (Port Kambarka). We have a fleet of freight railcars, locomotives and long-haul trucks, and in December 2011 we finished laying track for the rail line to our Elga coal deposit in the Sakha Republic, providing it with rail access.

We have a network of overseas subsidiaries, branches, warehouses, service centers and agents to market our products internationally, and we have a Russian domestic steel retail and service subsidiary with regional offices in 52 cities throughout Russia.

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

The segment primarily consists of our coal, iron ore and coke production facilities in Russia and the United States. It also includes limestone operations and certain transportation and logistics facilities and engineering operations.

Our subsidiary Southern Kuzbass Coal Company and its subsidiaries operate coal mines located in the Kuznetsky basin, near Mezhdurechensk in Western Siberia. These mines include four open pit mines and three underground mines. Another our subsidiary, Yakutugol, operates coal mines located in the Sakha Republic in Eastern Siberia, consisting of two open pit mines and one underground mine. Yakutugol also holds subsoil licenses for three iron ore deposits, located in close proximity to its coal mining operations. In August 2013, we established Elgaugol which holds the subsoil license for the Elga coal deposit, located in the Sakha Republic in Eastern Siberia. Our Bluestone operations include three mining complexes in West Virginia, United States, consisting of open pit and underground mines. Our mining segment also provides coal washing services to our coal mining subsidiaries.

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

Steel Segment

Our steel segment produces and sells semi-finished steel products, long products of wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, stampings and forgings.

Our steel production facilities in Russia include one integrated steel mill, one steel-making mill, a wire products plant and forgings and stampings mills in the southern Ural Mountains, a wire products plant in northwestern Russia near the border with Finland. We also have a wire products plant in Lithuania.

Mechel-Steel Management, a wholly-owned subsidiary of Mechel, acts as the sole executive body of our main subsidiaries in the steel segment.

Our steel segment also includes our distribution network in Russia and abroad, which consists of Mechel Service Global, and its subsidiaries in Russia, the CIS and Europe.

Ferroalloys Segment

Our ferroalloys segment produces and sells ferrosilicon from our Bratsk Ferroalloy Plant. We also have the subsoil license for the Shevchenko silicate nickel ore deposit in Kazakhstan. We consolidated our ferroalloy assets in Oriel Resources. Mechel Ferroalloys Management, a wholly-owned subsidiary of Oriel Resources, acts as the sole executive body of our subsidiaries in the ferroalloys segment.

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

Competitive Strengths

Our main competitive strengths are the following:

Leading mining and metals group by production volume with strong positions in key businesses

We are a leading coking coal producer and exporter by volume in Russia.

In 2013, we were the second largest coking coal producer in Russia with a 19.8% market share in the coking coal market in Russia by production volume, according to the Central Dispatching Department of Fuel and Energy Complex (“Central Dispatching Department”), a Russian information agency reporting on the fuel and energy industry. In 2013, our export sales of coking coal concentrate were the largest by volume among Russian companies, according to RasMin OOO (“RasMin”), a private information and research company focusing on the coal mining industry.

We have a large coal reserve base and a full-range offering of high-quality coal for blast furnace steel producers.

Our total coal reserves, accounted as per the SEC Industry Guide 7, amounted to 3,187.7 million tonnes as of December 31, 2013.

Our coal reserves allow us to supply steel producers and coke makers globally with a full range of coal grades to make quality metallurgical coke or to use in PCI-assisted and sintering-assisted steel manufacturing. In particular, Southern Kuzbass Coal Company produces semi-hard and semi-soft coking coal, as well as PCI and anthracite. Most of the coking coal grades of Southern Kuzbass Coal Company are sold in Russia, while PCI and anthracite are exported. Yakutugol produces low-volatile hard coking coal used by customers both in the Asia-Pacific region and in Ukraine. Elgaugol produces high-quality hard coking coal of high-volatile content which is planned for export. Our Bluestone coal assets produce low, medium and high-volatile hard coking coal used predominantly by customers in the United States, Canada, Europe, Asia-Pacific region and South America. The ability to serve our customers throughout the world with a broad range of metallurgical coal grades gives us a competitive advantage in winning new sales markets and establishing long-term relationships with the customers.

By volume we are Russia’s second largest producer of special steel and long steel products and Russia’s largest producer of wire products.

According to Metal Expert, a source for global and steel and raw materials market news and analytics, in 2013, we were Russia’s second largest producer of long steel products (excluding square billets) by production volume, third largest producer of reinforcement bars (rebar), largest producer of wire rod and largest producer of wire products. Our long steel products business has particularly benefited from the increased infrastructure and construction activity in Russia over the last 10 years. Our share of Russia’s total production volume of rebar in 2013 was approximately 19.0%, according to Metal Expert. According to Metal Expert and Chermet, a Russian ferrous metals industry association (“Chermet”), we are Russia’s second largest producer of special steel by production volume, accounting for 28.0% of Russia’s total special steel output in 2013. Our product range in special steel is broader and more comprehensive than other Russian producers, giving us an added advantage in our markets. According to Prommetiz, we are Russia’s largest producer of wire products by production volume, accounting for 33.2% of Russia’s total wire products output in 2013. Our product range in wire products is broader than other Russian producers and allows to cover all needs of customers, giving us an added advantage in our markets.

High degree of vertical integration

Our steel segment is able to source most of its raw materials from our group companies, which provides a hedge against supply interruptions and market volatility.

We believe that our internal supplies of coke, iron ore concentrate and ferrosilicon give us advantages over other steel producers, such as higher stability of operations, better quality control of end products, reduced production costs, improved flexibility and planning latitude in the production of our steel and value-added steel products and the ability to respond quickly to market demands and cycles. In 2013, we were fully self-sufficient with respect to coke and ferrosilicon. In 2013, we satisfied approximately 23% of our electricity needs internally. In 2013, we were approximately 10% self-sufficient with respect to iron ore concentrate due to the export of most of our iron ore concentrate production. We believe that the level of our self-sufficiency in raw materials gives our steel business a competitive advantage.

We view our ability to source most of our inputs internally not only as a hedge against potential supply interruptions, but as a hedge against market volatility. From an operational perspective, since our mining and power assets produce the same type of inputs that our manufacturing facilities use, we are less dependent on third party vendors and less susceptible to supply bottlenecks. From a financial perspective, this also means that if the market prices of our steel segment’s inputs rise, putting pressure on steel segment margins, the margins of our mining and power segments will tend to increase. Similarly, while decreases in commodity prices tend to reduce revenues in our mining segment, they also create an opportunity for increased margins in our steel business.

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

We are committed to maximum efficiency in delivering goods to consumers and have been actively developing our own logistics network. Using our own transportation capacity enables us to save costs as we are less exposed to market fluctuations in transportation prices and are able to establish flexible delivery schedules that are convenient for our customers. Our logistics capacities are currently comprised of two seaports and a river port, as well as freight forwarding companies, Mecheltrans and Mecheltrans Auto, which manage rail and motor transportation of our products and carry out the overall coordination of our sea, rail and motor transportation logistics. These companies not only transport our products but also provide transportation services to third parties.

We own two seaports and a river port and we have our own rail rolling stock. Port Posiet in the Russian Far East, on the Sea of Japan, allows us easy access to the Asia-Pacific seaborne markets and provides a delivery terminal for the coal mined by our subsidiaries Yakutugol and Elgaugol in Yakutia. We are in the process of the first stage of the Port Posiet’s modernization, which upon completion in 2014 will enable us to expand the cargo-handling capacity of the port up to 7.0 million tonnes per annum. Port Temryuk on the Sea of Azov, an inlet of the Black Sea basin, is primarily used for coal and metal transshipment and provides us access to the emerging market economies of the Black Sea basin and beyond. Port Kambarka on the Kama River in the Republic of Udmurtia (a Russian administrative region also known as Udmurtia) is connected to the Volga River basin and the Caspian Sea, as well as by canal to the Don River and the Baltic Sea. As of December 31, 2013, our subsidiaries Mecheltrans and Mecheltrans Auto owned and leased 12,037 freight transportation units, including 11,988 railcars and 49 long-haul trucks that we use to ship our products.

In June 2008, pursuant to the terms of our subsoil license for the Elga coal deposit we began construction of a private rail line, which we own and control subject to applicable regulation. In December 2011, we finished laying track for the rail line in accordance with the terms of the license. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal currently produced at the Elga deposit. The rail line connects the Elga coal deposit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with our subsoil license requirements and coal production plans. We anticipate that the Elga rail line will not only provide an avenue for delivery of coal produced at the Elga coal deposit, but will eventually serve as the transport route for coal, iron ore and other raw materials mined in adjacent deposits.

One of the lowest-cost metallurgical coal producers

According to AME Group Pty Limited (“AME”), our Russian metallurgical coal operations are in the first, second and third quartiles of the global cash cost curve (FOB basis). Approximately 84% of our coking coal production is mined from open pit mines, which we believe is one of the highest rates among our major Russian competitors. Open pit coal mining is generally considered safer, cheaper and faster than the underground method of mining. Most of our mines and processing facilities have long and established operating histories. We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations, and continually reassess and improve the efficiency of our mining operations.

Strategically positioned to supply key growth markets

Our mining and logistical assets are well-positioned to expand sales to the Asia-Pacific seaborne markets.

Eastern Siberian coal mines of Yakutugol and our Elga coal deposit, which are part of our mining segment, are strategically located and will enable us to expand exports of our products to key Asian markets. Yakutugol and Elgaugol are located within the shortest distance among Russian coking coal producers to Port Posiet and Port Vanino in the Russian Far East. We view the proximity of these mining and logistical assets to key fast-growing economies as a key competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia. Moreover, due to our integration, experience and location in Russia, which has some of the largest deposits of coal and iron ore in the world, we are better positioned than many of our international competitors to secure future production growth.

Our steel mills are well-positioned to supply Russian infrastructure projects.

Russia is our core steel market and we have significant domestic market shares in main types of carbon and special steel long products. We believe we have established a strong reputation and brand image for Mechel within Russia, just as we have with our international customers. The location of a number of our core steel segment assets in the southern Urals positions us advantageously, from a geographical and logistical perspective, to serve the areas in the west of the Urals as this region is one of the most intensive in consumption of long steel products for construction in Russia, according to Metal Expert. The construction industry has been a major source of our revenue and we have captured a large portion of the market. According to Metal Expert, our share of Russia’s total production volume of construction rebar in 2013 was approximately 19.0%.

Established distribution and sales platform

We have a non-retail sales and distribution network represented by our Swiss subsidiaries Mechel Trading and Mechel Carbon with representative offices in various countries. In September 2011, Mechel Carbon and Somani Group established Mechel Somani Carbon Private Limited, a joint venture engaged in distribution of metallurgical coals on the Indian market. In January 2012, we established Mechel Carbon Singapore to cover marketing and sales activities in the fast-growing Asia-Pacific market. This network facilitated sales constituting 25.6% of our total sales in 2013, reducing our reliance on the Russian market.

In 2013, following the refocusing of our strategy in the steel segment on the domestic market and the completion of the gradual withdrawal of production from Europe, we started optimizing the distribution network of Mechel Service Global in order to preserve the link between production and sales. The optimization entailed the closure of some of our European service centers and warehouses, keeping those which offer a direct synergy between our Russian-based manufacturing and our consumer markets in Europe. We conduct sales of high-quality steel grades to European customers through Mechel Service Belgium, and commercial-quality steel is sold through service centers in Germany, Austria and the Czech Republic, which also provide customers with a wide range of services for metal processing. The distribution platform in Russia and the CIS also underwent a restructuring, though at a lesser scale. In 2014, we will continue to optimize the Mechel Service Global’s structure in order to maximize synergies with our Russian manufacturing.

Mechel Service Global sales accounted for 59.3% of our steel segment sales and 34.3% of our total sales in 2013. More than 95.0% of Mechel Service Global sales were sold domestically. Sales to companies within our group accounted for 2.2% of total sales of Mechel Service Global (including intra-group sales) in 2013.

Our direct access to end customers allows us to obtain real-time market intelligence and improve production planning at our steel facilities, which in its turn allows us to improve the efficiency of our existing operations through the optimization of the sales structure.

Strong and focused management team

Our current management team has significant experience in all aspects of our businesses. Mr. Zyuzin, one of the founders of our group and our controlling shareholder, is our Chairman. Mr. Zyuzin has led our successful transformation from a small coal trading operation to a large integrated mining and metals group. Mr. Zyuzin has over 27 years of experience in the coal mining industry and holds a Ph.D. in technical sciences in the coal mining field. Our divisional management also has long-tenured experience in the mining and metals industry. See “— Directors and Executive Officers.”

Business Strategy

Our goal is to become one of the largest mining companies globally with focus on metallurgical coal and a strong integration into steel. The key elements of our strategy include the following:

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

We intend to selectively expand our logistics capabilities. We plan to expand our own railcar fleet, balancing transportation security and cost efficiency. Development of Port Posiet will be a key for uninterrupted shipments of our coal and steel products to our main markets, predominantly sales of coal products to our customers in South-East Asia. Recently, we have expanded the cargo-handling capacity of Port Posiet by constructing a modern transshipment complex at the port. In order to reflect growing production of export-oriented coal in our mining segment, we contemplate further growth of port capacity including acquisitions of ports on our main export routes.

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

We intend to concentrate on realizing the maximum potential from our existing assets, while also considering disposals of non-core assets on a selective basis.

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

Since 2012, we have refocused our strategy to profitable mining and steel assets in Russia. In line with our strategy, in the mining segment we intend to prioritize the development of the Elga coal deposit, one of the largest global metallurgical coal reserves, and to strive to secure our position as one of the largest metallurgical coal producers globally. In the steel segment, we plan to focus on the Russian rail, infrastructure and construction markets, and to leverage the leadership in special and stainless steels and wire products in Russia by relying on our own distribution network which we believe is the largest in Russia. Furthermore, we have evaluated our other assets for potential divestment and decided to dispose of our ferroalloys segment, certain power assets and certain steel assets not integrated with our mining segment and less efficient through their high cost base and exposure to weaker end markets. In December 2012, we suspended operations at Southern Urals Nickel Plant, which mined nickel ore and produced ferronickel, and in July 2013, we made a decision to close the plant. In February 2013, we disposed of our Romanian steel plants. In July 2013, we disposed of Toplofikatsia Rousse, a power plant in Bulgaria. In December 2013, we disposed of Voskhod Mining Plant in Kazakhstan and Tikhvin Ferroalloy Plant in Russia, which mined chrome ore and produced ferrochrome, respectively.

Develop our substantial reserve base in order to become one of the leaders in key raw materials supplies for the global steel industry

We plan to develop our reserves in order to become one of the top three producers of metallurgical coal globally.

We intend to build on our substantial mining experience and significant resource base by developing our existing coal reserves, particularly in order to sell more high-quality metallurgical coal and coal products to third parties. We currently plan to increase our annual saleable coal production from 22.7 million tonnes in 2013 to 29.3 million tonnes in 2016. We intend to develop coking coal reserves of Elgaugol that we believe will solidify our position as a leading global producer of coking coal for the future. We intend to selectively seek additional mining licenses through acquisitions and participation in auctions and tenders in view of our strategic plans and market dynamics. In particular, we believe that obtaining additional mining rights near the Elga coal deposit would allow us to realize more fully the benefits of our private rail line.

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

While our existing iron ore operations will maintain our annual iron ore concentrate production at the level of approximately 4.5 million tonnes, we plan to increase it in the future following the development of the Pionerskoye iron ore deposit, the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit. Growth of production from these operations will increase our sales of iron ore products to third parties, including exports. Our ability to offer iron ore feed together with metallurgical coal products to our customers will further enhance our competitive strength in our key markets.

Strengthening our position as a major player on our core steel products markets

We plan to increase our focus on our steel products offering to the Russian and CIS construction and engineering industries.

As one of the leaders in long steel production in Russia and the CIS we will continue to maintain our exposure to the construction and engineering sectors. While we expect to benefit from growing demand for our products fuelled by new infrastructure projects in these markets, we will continue to selectively invest in technology and equipment modernization, optimizing our product catalog and cutting production costs with a view to increase steel margins. Following this strategy, in 2013 we launched the universal rail and structural rolling mill at Chelyabinsk Metallurgical Plant, which allows to widen our offer book of high value-added products such as structural shapes and rails. That will significantly improve our competitive advantage as a full product range supplier to the construction sector and as an important supplier to the Russian Railways.

We intend to increase our group’s output and improve quality of high value-added steel products.

Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant form the core of our group’s special and stainless steel platform. In some of these products we hold a unique market niche, which serves as the basis for further improvement in our market share and growth of our customer base. Beloretsk Metallurgical Plant is our main wire products production facility. Investments made in Beloretsk Metallurgical Plant have elevated our group as Russia’s largest wire products producer. The modernization of Izhstal allowed us to improve the quality of our products and expand the product range.

Capitalize on our domestic and European distribution capabilities.

Our continued focus on the Russian domestic market is a key element of our strategy. We are particularly well-positioned to supply construction and infrastructure projects in Russia from our Chelyabinsk Metallurgical Plant located in the southern Urals and our Beloretsk Metallurgical Plant located in the Republic of Bashkortostan. The geographical reach of our Mechel Service Global production and logistics facilities and sales network provides us with a strong platform for our sales growth. Mechel Service, a Russian subsidiary of Mechel Service Global, has 70 storage sites in 52 cities throughout Russia to serve our end customers. During the past few years, Mechel Service Global’s European distribution network generally developed through opening of additional branches and sales offices on the basis of existing companies. Previously opened companies reached the planned sales volumes of metal products and strengthened their presence in regional markets. In 2012, we limited the further expansion of our distribution network and focused on improving the efficiency of existing offices and optimization of the sales structure. Due to the completion of the gradual withdrawal of our steel production from Europe we have optimized the European part of our distribution network including the closure of certain service centers and warehouses, which did not offer immediate synergy with our production. We plan to complete the restructuring of European companies of Mechel Service Global in 2014. Simultaneously we will continue to improve the quality of services to our customers, as well as inventory and receivables management, which will allow us to maintain stable sales of our products, to minimize potential losses and to improve our cash flow in the current economic slowdown.

Our History and Development

We trace our beginnings to a small coal trading operation in Mezhdurechensk in the southwestern part of Siberia in the early 1990s. See “Item 5. Operating and Financial Review and Prospects — History of Incorporation.” Since that time, through strategic acquisitions in Russia and abroad, Mechel has developed into one of the world’s leading mining and metals companies, comprising producers of coal, iron ore, coke, steel, rolled products, ferrosilicon, heat energy and electricity, with operations in Russia, Lithuania and the United States. With each of our acquisitions, we implement our operational and management practices. We also devote all the management, technological and logistical resources necessary to integrate new acquisitions into all aspects of our business, including the supply of raw materials and steel, production methodologies and sales and distribution.

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

Mining Segment

Our mining segment produces coking coal and other types of metallurgical coal (anthracite and coal for pulverized, or finely crushed, coal injection (PCI)), steam coal, middlings, coking coal and steam coal concentrates, as well as coke and chemical products, iron ore, iron ore concentrate and limestone. Our mining segment also includes certain transportation and logistics facilities and engineering operations. Our coal operations consist of Southern Kuzbass Coal Company, Yakutugol, Elgaugol and Bluestone, which together produced 17.1 million tonnes of raw coking coal, 7.9 million tonnes of raw steam coal, 2.5 million tonnes of raw anthracite and 2.9 million tonnes of PCI in 2013. Our coke operations consist of Moscow Coke and Gas Plant and Mechel Coke, which together produced 3.1 million tonnes of coke in 2013. Our iron ore operations consist of Korshunov Mining Plant which produced 12.6 million tonnes of iron ore and 4.3 million tonnes of iron ore concentrate in 2013. Our limestone operations consist of Pugachevsky Open Pit which produced 1.9 million tonnes of limestone in 2013.

Description of key products

Coking coal and metallurgical coal. Southern Kuzbass Coal Company produces high-quality bituminous coal, which is washed to reduce the ash content. The premier product is a high-quality, low phosphorous, low sulfur semi-soft to semi-hard coking coal used to produce coke for the iron and steel industry. Other products produced by Southern Kuzbass Coal Company include PCI and anthracite. Yakutugol produces hard coking coal of low-volatile content. Elgaugol produces high-quality hard coking coal of high-volatile content. Our West Virginia-based Bluestone operations produce a range of metallurgical coals including low, medium and high-volatile hard coking coal. The Bluestone mines blend low, medium and high-volatile hard coking coal in different proportions to meet the requirements of their customers. The final products are blended at the port, as they are loaded on to the customer’s vessels.

Steam coal. We produce steam coal products for use in the power generation industry. Southern Kuzbass Coal Company, Yakutugol, Elgaugol and our Bluestone operations produce high-energy steam coal as part of their product mix.

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

Iron ore concentrate. From our Korshunov Mining Plant we offer iron ore concentrate with a standard iron content of 62%. In 2011 and 2012, Yakutugol obtained subsoil licenses for three iron ore deposits located in Yakutia. These deposits contain high-quality iron ore, which will allow to produce iron ore concentrate with 65% iron content.

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

Iron ore. At our Korshunov Mining Plant, ore is mined using conventional open pit mining method. Following a drilling and blasting stage, ore is hauled by rail hopper cars to the concentrator plant. At the concentrator plant, the ore is crushed and ground to a fine particle size, then separated into an iron ore concentrate slurry and a waste stream using wet magnetic separators. The iron ore is upgraded to a concentrate that contains about 62% elemental iron. Tailings are pumped to a tailings dam facility located adjacent to the washing plant. The concentrate is sent to disk vacuum filters which remove the water from the concentrate to reduce the moisture level, enabling shipment to customers by rail during warmer months, but in colder periods the concentrate must be dried further to prevent freezing in railcars. Korshunov Mining Plant operates its own drying facility with a dry concentrate production capacity of up to 16,000 tonnes per day. In 2011, Yakutugol obtained the subsoil license for the Pionerskoye iron ore deposit in Yakutia. The deposit has iron ore with high iron content, which we anticipate will allow us to produce iron ore concentrate at the early stages of development of the mine without the need to use complex beneficiation technologies. In 2012, Yakutugol obtained subsoil licenses for the Sutamskaya iron ore area and the Sivaglinskoye iron ore deposit in Yakutia. We plan to develop all new iron ore deposits with the open pit mining method, using excavators and trucks.

Limestone. Limestone is mined using open pit mining method. Following a drilling and blasting stage, mined rock is quarried with shovels and transported to the crushing and screening plant for segregation by size fraction.

Coal production

Our coal production consists of the following mines in Russia and the United States:

Subsidiary (Location)	Surface	Underground
Yakutugol (Sakha Republic, Russia)	Neryungrinsky Open Pit	Dzhebariki-Khaya Underground
Kangalassky Open Pit
Elgaugol (Sakha Republic, Russia)	Elga Open Pit
Southern Kuzbass Coal Company (Kuzbass, Russia)	Sibirginsky Open Pit Tomusinsky Open Pit Olzherassky Open Pit Krasnogorsky Open Pit	V.I. Lenina Underground Sibirginskaya Underground Olzherasskaya- Novaya Underground
Bluestone (West Virginia, United States)	Job 30 Job 38 Pocahontas No. 11 Contour and Auger No. 2	Mine 58 Mine 65 Ben’s Creek 1 (Frontier)

Our active Russian coal mines are primarily located in the Kuznetsky basin, a major Russian coal-producing region, and in the Sakha Republic in Eastern Siberia.

The table below summarizes our ROM coal production by type of coal and location of mines for the periods indicated.

	2013		2012		2011
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)(1)
Coking Coal
Yakutugol	9.0		8.8		6.3
Elgaugol	0.04		0.2		—
Southern Kuzbass Coal Company	6.3		5.7		6.8
Bluestone	1.8		3.2		4.9

Total Coking Coal	17.14	62.2%	17.9	64.4%	18.0	65.2%
Steam Coal
Yakutugol	0.9		0.9		1.6
Elgaugol	0.11		0.1		0.1
Southern Kuzbass Coal Company	6.3		6.5		5.1
Bluestone	0.6		0.4		0.5

Total Steam Coal	7.91	28.7%	7.9	28.4%	7.3	26.5%
Anthracite
Yakutugol	—		—		—
Elgaugol	—		—		—
Southern Kuzbass Coal Company	2.5		2.0		2.3
Bluestone	—		—		—

Total Anthracite	2.5	9.1%	2.0	7.2%	2.3	8.3%

Total Coal	27.55	100%	27.8	100%	27.6	100%

(1)	Volumes are reported on a wet basis.

The coking coal produced by our Russian mines is predominately low-sulfur (0.3%) bituminous coal. Heating values for coking coal range from 6,861 to 8,488 kcal/kg on a moisture- and ash-free basis. Heating values for steam coal range from 6,627 to 8,286 kcal/kg on a moisture- and ash-free basis.

The table below summarizes our saleable coal production by type of coal and location of mines for the periods indicated.

	2013		2012		2011
	Tonnes	% of Production	Tonnes	% of Production	Tonnes	% of Production
	(In millions of tonnes)
Coking Coal
Yakutugol	5.7	25%	5.3	25%	4.7	19%
Elgaugol	0.1	0%	0.1	1%	—	—
Southern Kuzbass Coal Company	4.0	18%	4.1	19%	5.1	21%
Bluestone	1.1	5%	1.5	7%	2.8	11%

Total Coking Coal	10.9	48%	11.0	52%	12.6	51%
PCI
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	2.9	13%	2.6	12%	2.1	9%
Bluestone	—	—	—	—	—	—

Total PCI	2.9	13%	2.6	12%	2.1	9%
Anthracite
Yakutugol	—	—	—	—	—	—
Elgaugol	—	—	—	—	—	—
Southern Kuzbass Coal Company	1.3	6%	1.1	5%	1.1	5%
Bluestone	—	—	—	—	—	—

Total Anthracite	1.3	6%	1.1	5%	1.1	5%
Steam Coal
Yakutugol	3.3	14%	3.5	16%	3.6	14%
Elgaugol	0.2	1%	0.1	1%	0.2	1%
Southern Kuzbass Coal Company	3.5	15%	2.6	12%	4.5	18%
Bluestone	0.6	3%	0.4	2%	0.5	2%

Total Steam Coal	7.6	33%	6.6	31%	8.8	35%

Total Coal	22.7	100%	21.3	100%	24.6	100%

Yakutugol mines

Our Yakutugol coal mines are located in the Sakha Republic. The Sakha Republic is located in Eastern Siberia and covers an area of 3.1 million square kilometers. It has a population of fewer than one million inhabitants. Its capital, Yakutsk, is located on the Lena River in south central Yakutia.

Our Yakutugol mines include two open pit mines and one underground mine: Neryungrinsky Open Pit, Kangalassky Open Pit and Dzhebariki-Khaya Underground. Neryungrinsky Open Pit is located in the South-Yakutsky basin which covers an area of 25,000 square kilometers and lies near the southern border of Yakutia. Neryungrinsky Open Pit is located near the town of Neryungri, one of the main industrial centers of Yakutia and its second largest city. Kangalassky Open Pit and Dzhebariki-Khaya Underground are located in the Lensky basin which covers an area of 750,000 square kilometers and lies near Yakutsk.

The table below sets forth certain information regarding the subsoil licenses for our Yakutugol coal mines.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Neryungrinsky Open Pit	12336 (Moshchny seam)	15.3	Open pit	2029	Dec 2014	In production	1979	Ownership
Kangalassky Open Pit	15017 (Kangalassk)	7.7	Open pit	2450	Dec 2027	In production	1962	Ownership
Dzhebariki-Khaya Underground	15061 (Dzhebariki-Khaya)	14.8	Underground	2105	Dec 2023	In production	1972	Ownership

(1)	“In production” refers to sites that are currently producing coal.

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

The table below summarizes ROM coal production of our Yakutugol mines by mine and type of coal for the periods indicated.

	2013		2012		2011
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Neryungrinsky Open Pit	9.0		8.8		6.3

Total Coking Coal	9.0	90.9%	8.8	90.7%	6.3	79.7%

Steam Coal
Neryungrinsky Open Pit	0.2		0.4		1.1
Dzhebariki-Khaya Underground	0.6		0.4		0.4
Kangalassky Open Pit	0.1		0.1		0.1

Total Steam Coal	0.9	9.1%	0.9	9.3%	1.6	20.3%

Total Coal	9.9	100%	9.7	100%	7.9	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Yakutugol mines by type of coal and destinations for the periods indicated.

Coal Type	Region	2013	2012	2011
		(In thousands of tonnes)
Coking coal	Asia	5,620.4	4,091.3	3,315.2
	CIS	58.4	811.4	1,221.9
	Middle East(1)	0.0	0.1	0.0
	Europe	0.0	0.0	4.1

Total		5,678.8	4,902.8	4,541.2
Steam coal	Russia	771.8	1,087.3	1,875.9
	Asia	0.0	0.0	132.0

Total		771.8	1,087.3	2,007.9
Middlings	Russia	2,126.6	2,315.9	1,848.0
	Asia	308.8	128.8	72.4

Total		2,435.4	2,444.7	1,920.4

Total		8,886.0	8,434.8	8,469.5

(1)	Includes Turkey only.

Elgaugol mine

Our Elga Open Pit is located in the South-Yakutsky basin of the Toko Coal-Bearing region in the Sakha Republic. This coal region was first discovered and explored in 1952 with the first geological surveys being conducted in 1954 through 1956. The closest inhabited localities are Verkhnezeysk village, located 320 kilometers south of the deposit, and the town of Neryungri, located 415 kilometers to the west. Since 1998, there have been several studies on the Elga coal deposit, including geology and resources, mine planning and feasibility studies. Overburden removal at the Elga deposit commenced in November 2010. Coal mining at Elga Open Pit commenced in August 2011.

Our subsidiary Elgaugol was established on August 14, 2013 under the laws of the Russian Federation with Yakutugol and Mechel Mining as shareholders for raising project financing from Vnesheconombank. In September 2013, Vnesheconombank’s Supervisory Board approved a $2.5 billion project financing for the construction of the first stage of the Elga coal complex and the relevant loan agreements were signed in March 2014.

In August 2013, the board of directors of Yakutugol decided to transfer the subsoil license for the Elga coal deposit to Elgaugol. In January 2014, Elgaugol obtained the respective subsoil license.

The table below sets forth certain information regarding the subsoil license for our Elgaugol mine.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Elga Open Pit	03730 (Elga)	144.1	Open pit	2102	May 2020	In production	2011	Lease

(1)	“In production” refers to sites that are currently producing coal.

Elga Open Pit produces two types of coal: high-quality hard coking coal (high-volatile) and steam coal. It also produces middlings (by-product of the coking coal washing process).

The table below summarizes ROM coal production of our Elgaugol mine by type of coal for the periods indicated.

	2013		2012		2011
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Elga Open Pit	0.04		0.2		—

Total Coking Coal	0.04	26.7%	0.2	66.7%	—	0%

Steam Coal
Elga Open Pit	0.11		0.1		0.1

Total Steam Coal	0.11	73.3%	0.1	33.3%	0.1	100%

Total Coal	0.15	100%	0.3	100%	0.1	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth coal sales volumes of our Elgaugol mine by type of coal and destinations for the periods indicated.

Coal Type	Region	2013	2012	2011
		(In thousands of tonnes)
Steam coal	Russia	95.6	0.0	0.0
	Asia	24.2	0.0	0.0

Total		119.8	0.0	0.0
Middlings	Asia	19.0	0.0	0.0

Total		19.0	0.0	0.0

Total		138.8	0.0	0.0

In 2009, the general scheme of the Elga coal complex development and the plan of initial mine block development were prepared. The plan of initial mine block development was approved by governmental authorities. In 2011, the project documentation of the first stage of the Elga coal complex construction was prepared. The project documentation was approved by governmental authorities. In November 2011, we concluded a contract for engineering, procurement and construction of a permanent housing complex for 3,000 miners and workers who will operate the Elga coal complex. Construction works are in progress, and miners live in a temporary settlement with all necessary amenities. In September 2012, we completed the construction of a seasonal washing plant with a seasonal capacity of 2.0 million tonnes per annum. In 2013, we commenced construction and installation works aimed at increasing the plant’s washing capacity to 2.7 million tonnes per annum and making it capable of year-round operations.

In December 2011, we finished laying track for the rail line to the Elga deposit. The 321 kilometer-long rail line is now in operation and we are able to use it for transportation of coal currently produced at Elga Open Pit. The rail line connects Elga Open Pit with the Baikal-Amur Mainline (at the Ulak railway station), which, in turn, provides access to the Russian rail network, in general, and Pacific Ocean ports, in particular. We will further develop the rail line to increase its capacity in line with the production capacity requirements of the Elga subsoil license and our production plans.

Currently, Elga has an electricity substation with diesel power generators with a total installed capacity of 6 megawatts (“MW”). Federal Grid Company, the state-owned operator of the unified electricity grid, is installing high-voltage transmission lines to deliver electricity from the Zeysky hydro power plant located 270 kilometers from the site, and we are constructing electricity-receiving infrastructure capable of receiving 134 MW. We expect to start receiving electricity from this power plant in December 2014.

According to the conditions of the subsoil license for the Elga coal deposit, we are required to meet certain construction deadlines and operational milestones. In view of our commitments, we applied to the Federal Agency for Subsoil Use (“Rosnedra”) for and obtained amendments to certain terms of the subsoil license in order to stay in compliance with the terms of the license. The license terms were last amended in June 2013, and we are required to meet the following construction deadlines and operational milestones: (1) complete construction of the first stage of the Elga coal complex with an annual capacity of 9.0 million tonnes by August 1, 2017; (2) commission a coal washing plant with an annual capacity of 9.0 million tonnes by December 31, 2017; (3) reach annual coal production capacity of 9.0 million tonnes by August 1, 2018; and (4) reach annual coal production capacity of 18.0 million tonnes by December 31, 2021. We also have significant contractual commitments for the construction of the rail line. See note 25 to the consolidated financial statements.

If the current conditions of the subsoil license for the Elga coal deposit are not met, our license may be suspended or terminated or we may be required to extend the license under less favorable conditions. We believe that given our substantial progress in developing the project, Vnesheconombank’s project financing and our own considerable investments, along with the importance of the project to the region, we will be able to obtain further extensions of the construction deadlines should they be necessary, although we cannot guarantee that such extensions will be granted.

Southern Kuzbass mines

The Kuznetsky basin, or Kuzbass, is located in the southeastern part of Western Siberia and is one of the largest coal mining areas in the world, covering an area of around 70,000 square kilometers. Coal-bearing seams extend over an area of 26,700 square kilometers and reach a depth of 1,800 meters. Coal was discovered in 1721, and systematic mining started in 1851. During the Soviet era, Kuzbass was the second largest regional coal producer. According to the Central Dispatching Department, Kuzbass (Kemerovo region) now accounts for more than 57% of Russia’s total coal production.

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

Our Southern Kuzbass mines and the related washing plants produce semi-soft and semi-hard coking coal, anthracite, PCI and steam coal. Our Kuzbass operations are connected by rail to the Trans-Siberian Mainline and substantially all products are shipped by rail. Products are shipped by rail to Russian and Ukrainian customers, to Baltic ports for European customers, to Port Posiet and Port Vanino for export to Asia and to Port Temryuk for customers in the Black Sea and Mediterranean basins.

The table below sets forth certain information regarding the subsoil licenses for our coal mines in Kuzbass, all of which are held by our subsidiary Southern Kuzbass Coal Company, unless otherwise noted.

Mine	License (plot)	Area (sq. km)	Mining Method	Life of Mine	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Krasnogorsky Open Pit	14016 (Tomsk, Sibirginsk)	22.4	Open pit	2043	Jan 2021	In production	1954	Lease
	13367 (Sorokinsk, Tomsk, Sibirginsk)	2.8			Nov 2025	In production	2012	Lease
Olzherassky Open Pit	01374 (Raspadsk, Berezovsk, Sosnovsk)	9.3	Open pit	2044	Dec 2029	In production	1980	Lease
	12939 (Raspadsk)(2)	3.5			Dec 2024	Development	n/a	Lease
	12940 (Berezovsk-2, Berezovsk, Olzherassk)	4.8			Dec 2024	In production	2007	Lease
Tomusinsky Open Pit	13312 (Tomsk)(3)	6.7	Open pit	2022	Dec 2020	In production	1959	Lease
Sibirginsky Open Pit	13639 (Sibirginsk, Kureinsk, Uregolsk)	17.7	Open pit	2047	Jun 2014	In production	1970	Lease
	01557 (New-Uregolsk)	2.4			Apr 2031	In production	2011	Lease
Sibirginskaya Underground	12917 (Sibirginsk, Tomsk)	5.9	Underground	2048	Dec 2024	In production	2002	Lease
	15463 (Sibirginsk-2, Sibirginsk, Kureinsk)	0.9			Dec 2032	Exploration and development	n/a	—
V.I. Lenina Underground	14060 (Olzherassk)	10.0	Underground	2033	Jan 2016	In production	1953	Lease
	01701 (Granichny, Olzherassk)	1.2			Feb 2033	Exploration and development	n/a	—
Olzherasskaya-Novaya Underground	14199 (Raspadsk)	1.2	Underground	2079	Dec 2021	In production	2008	Lease
	01471 (Olzherassk-2, Raspadsk)	0.03			Jan 2030	In production	2010	Lease
	13366 (Razvedochny, Raspadsk)	14.6			Nov 2025	Exploration and development	n/a	Lease
Yerunakovskaya-1 Underground (project)	13237 (Yerunakovsk-1, Yerunakovsk)(4)	8.4	Underground	2033	Jun 2025	Development	n/a	Lease
Yerunakovskaya-3 Underground (prospect)	13238 (Yerunakovsk-3, Yerunakovsk)(4)	7.1	Underground	2115	Jun 2025	Exploration and development	n/a	—
Yerunakovskaya-2 Underground (prospect)	13271 (Yerunakovsk-2, Yerunakovsk)(4)(5)	7.3	Underground	2051	Jul 2025	Exploration and development	n/a	—
Olzherasskaya-Glubokaya Underground (prospect)	13365 (Olzherassk)	19.2	Underground	2211	Nov 2025	Exploration	n/a	—
Usinskaya Underground (prospect)	14093 (Olzherassk)	3.6	Underground	2071	Dec 2014	No activity	n/a	—

(1)	“In production” refers to sites that are currently producing coal. “Development” refers to sites where preliminary work is being carried out. “Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out. “Exploration and development” refers to sites where preliminary work and drilling for calculation of mineral reserves are being carried out.
(2)	We failed to commence commercial production in 2009 as required by the subsoil license due to unfavorable mine economics. We expect to commence production at the Raspadsk license area in the second quarter of 2015 provided coal prices recover sufficiently.
(3)	License held by Tomusinsky Open Pit, a subsidiary of Southern Kuzbass Coal Company.
(4)	We failed to commence commercial production in 2011 as required by the subsoil license due to unfavorable mine economics.
(5)	License held by Resurs-Ugol OOO, a subsidiary of Southern Kuzbass Coal Company.

The table below summarizes ROM coal production of our Southern Kuzbass mines by mine and type of coal for the periods indicated.

	2013		2012		2011
Mine	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Sibirginsky Open Pit	2.2		2.0		2.5
Tomusinsky Open Pit	1.4		1.7		1.8
V.I. Lenina Underground	1.0		0.7		1.4
Sibirginskaya Underground	1.1		0.7		0.5
Olzherassky Open Pit	0.6		0.6		0.6

Total Coking Coal	6.3	41.7%	5.7	40.1%	6.8	47.9%

Steam Coal
Krasnogorsky Open Pit	3.1		3.7		3.2
Sibirginsky Open Pit	1.5		1.4		0.9
Olzherassky Open Pit	0.1		0.6		0.5
Olzherasskaya-Novaya Underground	1.0		0.4		0.2
Tomusinsky Open Pit	0.6		0.4		0.3

Total Steam Coal	6.3	41.7%	6.5	45.8%	5.1	35.9%

Anthracite
Krasnogorsky Open Pit	2.5		2.0		2.3
Sibirginsky Open Pit	—		—		—
Olzherassky Open Pit	—		—		—
Olzherasskaya-Novaya Underground	—		—		—
Tomusinsky Open Pit	—		—		—

Total Anthracite	2.5	16.6%	2.0	14.1%	2.3	16.2%

Total Coal	15.1	100%	14.2	100%	14.2	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth Southern Kuzbass mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2013	2012	2011
		(In thousands of tonnes)
Coking coal	Russia	1,551.8	1,567.2	1,615.2
	Asia	212.6	533.7	428.4
	CIS	56.6	429.2	378.7
	Europe	0.0	20.5	0.0

Total		1,821.0	2,550.6	2,422.3
Anthracite	Europe	1,096.0	1,186.4	1,266.5
	Asia	584.8	343.3	311.9
	CIS	173.6	131.2	78.8
	Russia	41.4	183.0	358.8
	Other	98.7	49.9	28.1
	Middle East(1)	33.0	42.3	25.4

Total		2,027.5	1,936.1	2,069.5
PCI	Asia	1,388.4	1,014.0	1,042.7
	Europe	1,036.9	540.5	663.0
	Middle East(1)	557.1	655.6	220.2
	Other	315.5	213.2	33.0
	CIS	10.3	0.0	9.8

Total		3,308.2	2,423.3	1,968.7
Steam coal	Middle East(1)	108.3	206.0	131.6
	Russia	49.4	68.0	266.7
	Europe	58.8	54.9	191.1
	CIS	0.0	27.4	96.5
	Asia	0.0	10.5	0.0
	Other	0.0	7.8	0.0

Total		216.5	374.6	685.9
Middlings	Russia	0.0	19.2	33.0
	Europe	0.0	21.5	9.5

Total		0.0	40.7	42.5

Total		7,373.2	7,325.3	7,188.9

(1)	Includes Turkey only.

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

Our Bluestone mines are located in McDowell and Wyoming counties in southern West Virginia, near the city of Beckley. West Virginia coal areas are located within the central portion of the Appalachian Plateau physiographic province, which is a broad upland that extends from Alabama through Pennsylvania. The mines are organized around three mining complexes: Keystone No. 1 and No. 2 (collectively called the “Keystone”), Justice Energy and Dynamic Energy, all of which are located in close proximity to each other. Together, the mining complexes comprise three surface mines and three underground mines.

The table below summarizes ROM coal production of our Bluestone mines by complex and type of coal for the periods indicated.

	2013		2012		2011
Complex	Tonnes	% of Total Production	Tonnes	% of Total Production	Tonnes	% of Total Production
	(In millions of tonnes)(1)
Coking Coal
Keystone	0.7		1.8		2.3
Justice Energy	0.3		0.4		1.0
Dynamic Energy	0.8		1.0		1.6

Total Coking Coal	1.8	75.0%	3.2	88.9%	4.9	90.7%

Steam Coal
Keystone	0.1		0.0		0.1
Justice Energy	0.1		0.2		0.2
Dynamic Energy	0.4		0.2		0.2

Total Steam Coal	0.6	25.0%	0.4	11.1%	0.5	9.3%

Total Coal	2.4	100%	3.6	100%	5.4	100%

(1)	Volumes are reported on a wet basis.

The table below sets forth the Bluestone mines’ coal sales volumes by type of coal and destinations for the periods indicated.

Coal Type	Region	2013	2012	2011
		(In thousands of tonnes)
Coking coal	Asia	445.9	378.7	402.8
	Europe	318.3	609.7	1,224.1
	United States	273.4	212.4	426.0
	Other	150.2	101.5	248.6
	CIS	14.6	178.7	263.2
	Middle East(1)	11.0	20.9	75.2

Total		1,213.4	1,501.9	2,639.9
Steam coal	Europe	195.0	119.9	0.0
	United States	158.7	323.1	565.7
	Other	119.5	19.7	0.0
	Asia	69.0	16.6	0.0
	Middle East(1)	9.1	0.0	0.0

Total		551.3	479.3	565.7

Total		1,764.7	1,981.2	3,205.6

(1)	Includes Turkey only.

The mines in the Keystone complex produce premium low-volatile coking coal. The complex includes one surface mine and two underground mines, as set out in the table below. Seam thickness ranges from a few centimeters to 1.8 meters. Coal from the mines is hauled by dump truck directly to the complex’s preparation plant for washing and is then dispatched to its rail loadout facility, which is served by the Norfolk Southern Railway. The complex is comprised of 28,328 hectares, of which 4,975 hectares are owned, 7,910 hectares are leased under long-term leases expiring from 2031 to 2032 and 15,443 hectares are leased in perpetuity.

The mines in the Justice Energy complex produce mid-volatile coking coal. The complex includes one surface mine, as set out in the table below. Seam thickness ranges from a few centimeters to 1.52 meters. Coal from the mine is hauled by dump truck directly to the complex’s preparation plant (which is leased from Natural Resource Partners) for washing and is then dispatched to its rail loadout facility, which is served by the Norfolk Southern Railway. The complex is comprised of 7,485 hectares, of which 602 hectares are owned, 1,334 hectares are leased under long-term leases expiring from 2018 to 2019 and 5,549 hectares are leased in perpetuity.

The mines in the Dynamic Energy complex produce high-volatile coking coal. The complex includes one surface mine and one underground mine, as set out in the table below. Seam thickness ranges from a few centimeters to 2.1 meters, with the majority of seams being more than one meter thick. Coal from the mines is hauled by dump truck directly to the complex’s preparation plant (which is leased from Natural Resource Partners) for washing and is then dispatched to its rail loadout facility, which is served by the Norfolk Southern Railway. The complex is comprised of approximately 2,980 hectares, which are leased in perpetuity.

The table below sets forth certain information regarding each of our Bluestone mines.

Complex	Mine	Mining Method(1)	Life of Mine	Permit Expiration Dates(2)	Status(3)	Year Production Commenced
Keystone	Mine 58	Room and pillar	2016	October 2013(4), September 2018	Idle	1998
	Mine 65	Room and pillar	2014	June 2018, June 2014	Idle	1998
	Pocahontas No. 11 Contour and Auger No. 2	Contour and highwall	2031	September 2013(4), July 2014	Idle	2013
Justice Energy	Job 38	Mountain top removal	2015	August 2017, August 2018	Idle	1982
Dynamic Energy	Job 30	Mountain top removal	2015	May 2017, April 2015	Idle	1997
	Ben’s Creek 1 (Frontier)	Room and pillar	2014	December 2017, June 2015	Idle	2007

(1)	Mountain top removal and contour mining are surface mining methods. Room and pillar is an underground mining method. Highwall mining is a specific method of mining which we consider to be an underground mining method.
(2)	Expiration dates listed for the following permits issued by the WVDEP: (1) Article 3 Surface Mining Permit and (2) NPDES Article 11 402 Permit.
(3)	“Idle” refers to sites that are capable to be productive but temporarily neither active nor being developed.
(4)	The permit expired in 2013. We applied for the renewal of the permit to the WVDEP within the timeframe required by the law. Due to the lack of resources at the WVDEP, a decision on its application was delayed. It is not a violation of law to continue operations during the pendency of the renewal application. We expect the permit to be renewed.

In January-February 2014, we temporarily idled our Bluestone mines due to adverse market conditions. Mining operations are anticipated to resume once market conditions improve.

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

Coal washing plants

We operate six coal washing plants and one processing unit in Russia: four coal washing plants and one processing unit located near our coal mines in Southern Kuzbass, one coal washing plant located near Neryungrinsky Open Pit and one coal washing plant at Elga Open Pit.

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

In October 2012, we launched Elginskaya Washing Plant, a seasonal washing plant for Elga Open Pit, which operates in the warmer months of April to October only, with a seasonal capacity of 2.0 million tonnes per annum. In 2013, we commenced construction and installation works aimed at increasing the plant’s washing capacity to 2.7 million tonnes per annum and making it capable of year-round operations.

For our Bluestone mining operations we have four coal washing plants as follows (most of which are temporarily idled but are under care and maintenance):

Complex	Coal Washing Plant	Capacity (Short tons per year)		Status	Year Commissioned
Keystone	KS1	2,000,000	(1)	Temporarily idled in February 2011 due to excess capacity	1920s, 1977
	KS2	3,250,000		Temporarily idled in October-November 2013 due to adverse market conditions	2010
Justice Energy	Red Fox(2)	1,900,000		Temporarily idled in February 2014 due to adverse market conditions	2006
Dynamic Energy	Coal Mountain(2)	1,900,000		In use, keeps processing previously mined coal	2007

(1)	The plant also has a thermal dryer.
(2)	Contracted pursuant to a long-term agreement with Natural Resources Partners and Taggart. The plant is operated by Taggart with its own personnel.

All of the coal feedstock enriched by our washing plants in 2013 (27.5 million tonnes) was supplied by our own mining operations.

Investments in coal companies

We own 16.14% of Mezhdurechye OAO, a Russian coal producer whose production volume accounted for 4.8% of Russian coking coal output and 1.7% of Russian total coal output in 2013, according to the Central Dispatching Department.

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

The table below summarizes our production of coke, chemical products and coke gas for the periods indicated.

	2013	2012	2011
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Mechel Coke
Coke (6% moisture)	2,418	2,692	2,552
Chemical products	128	143	142
Coke gas	739	852	833
Moscow Coke and Gas Plant
Coke (6% moisture)	724	921	1,149
Chemical products	36	44	53
Coke gas	313	384	463
Total
Coke (6% moisture)	3,142	3,613	3,701

Chemical products	164	187	195

Coke gas	1,052	1,236	1,296

The table below summarizes our sales volumes of coke and chemical products for the periods indicated.

	2013	2012	2011
	(In thousands of tonnes)
Coke	1,025	1,387	1,500
Chemical products	171	193	194

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Moscow Coke and Gas Plant’s principal production areas.

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(Coke and chemical products in thousands of tonnes) (Coke gas in millions of cubic meters)
Coke (6% moisture)	876	82.6%	—
Chemical products	44	82.6%	—
Coke gas	379	82.6%	—

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Mechel Coke’s principal production area.

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(In thousands of tonnes)
Coke (6% moisture)	3,134	77.2%	—

Our own production facilities purchase a substantial majority of our coke production. For the years ended December 31, 2013, 2012 and 2011, purchases of our coke by our own production facilities amounted to 2.0 million tonnes, 2.2 million tonnes and 2.0 million tonnes, respectively, which represented 66%, 61% and 56% of our total coke sales volumes (including intra-group sales) for those periods.

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

Mine	License (plot)		Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Korshunovsky Open Pit	14051 (Korshunovsk	)	4.2	Open pit	Apr 2019	In production	1965	Lease
Rudnogorsky Open Pit	14052 (Rudnogorsk	)	5.1	Open pit	Jan 2028	In production	1984	Ownership

(1)	“In production” refers to sites that are currently producing iron ore.

The table below summarizes our ROM iron ore and iron ore concentrate production for the periods indicated.

	2013		2012		2011
Mine	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)	Tonnes	Grade (% Fe)
	(In millions of tonnes)(1)
Korshunovsky Open Pit	6.8	24.2%	6.9	24.3%	6.5	25.6%
Rudnogorsky Open Pit	5.8	30.9%	5.7	31.5%	6.1	31.3%
Tatyaninsky Open Pit(2)	—	—	—	—	0.2	27.4%

Total ore production	12.6	27.3%	12.6	27.6%	12.8	28.3%

Iron ore concentrate production	4.3	63.2%	4.4	62.2%	4.5	62.5%

(1)	Volumes are reported on a wet basis.
(2)	Subsoil license for Tatyaninsky Open Pit was surrendered in 2012.

In 2011-2012, we obtained subsoil licenses for three iron ore deposits: the Pionerskoye deposit, the Sivaglinskoye deposit and the Sutamskaya area which are held by Yakutugol. The Pionerskoye deposit is located in Yakutia about 127 kilometers from the town of Neryungri. The area is well connected to the regional transportation network with a federal motorway located 5 kilometers to the east of the deposit. The Sivaglinskoye deposit is 120 kilometers away from Neryungri and located close to the Pionerskoye deposit. The Sutamskaya area is located 210 kilometers south-east of Neryungri. These deposits contain high-quality iron ore, which will allow to produce iron ore concentrate with 65% iron content.

The table below sets forth certain information regarding the subsoil licenses for our iron ore deposits, all of which are held by our subsidiary Yakutugol.

Deposit	License (plot)	Area (sq. km)	Mining Method	License Expiry Date	Status(1)	Year Production Commenced	Surface Land Use Rights
Pionerskoye	03034 (Pionersk)	9.95	Open pit	Aug 2031	Exploration	n/a	Lease
Sivaglinskoye	03153 (Sivaglinsk)	2.2	Open pit	Mar 2022	No activity	n/a	—
Sutamskaya area	03158 (Sutamskaya area)	731.3	Open pit	Mar 2037	No activity	n/a	—

(1)	“Exploration” refers to sites where drilling for calculation of mineral reserves is being carried out.

Limestone production

The Pugachevsky limestone quarry is an open pit mine located approximately nine kilometers southwest of Beloretsk in the Ural Mountains. The mine has a railway spur connected to the Russian rail system, which is controlled by Russian Railways. The quarry was developed in 1951 to support Beloretsk Metallurgical Plant’s steel-making facilities, which are currently closed. Pugachevsky Open Pit, which we acquired in 2002, was owned by our Beloretsk Metallurgical Plant until the second half of 2011. In the second half of 2011, a 100% interest in Pugachevsky Open Pit was transferred to our subsidiary Mechel Materials. The current subsoil license is valid until January 2034.

The quarry produces both high-grade flux limestone for use in steel-making and ferronickel production and aggregate limestone for use in road construction. The flux limestone and aggregate limestone are the same grade of limestone, but they are produced in different fraction sizes, which determine their suitability for a particular use. In 2013, approximately 50.8% of the limestone produced at Pugachevsky Open Pit was used internally as auxiliary, with 48.0% shipped to Chelyabinsk Metallurgical Plant, 2.3% to Izhstal, 0.5% to Beloretsk Metallurgical Plant, approximately 15.4% sold to third parties, and approximately 33.8% remained in the warehouse and partly was used for internal needs of the quarry. We are capable of internally sourcing 100% of the limestone requirements of our steel operations.

The table below summarizes our limestone production for the periods indicated.

	2013	2012	2011
	(In thousands of tonnes)
Pugachevsky Open Pit	1,884	1,997	2,105

Sales of mining products

The following table sets forth sales of mining products (by volume) and as a percentage of total sales (including intra-group sales) for the periods indicated.

Product	2013	2012	2011	2013	2012	2011
	(In thousands of tonnes)(1)			(% of total sales, including intra-group)
Coking coal concentrate	8,713.2	8,957.0	9,634.8	79.0%	72.4%	66.8%
Steam coal and middlings	4,113.7	4,505.0	5,337.2	70.4%	75.0%	80.6%
Anthracite and PCI	5,456.7	4,700.1	4,328.5	97.9%	98.7%	99.9%
Iron ore concentrate	3,688.0	4,156.9	2,711.1	88.5%	76.7%	33.1%
Coke	1,024.6	1,386.6	1,500.2	34.4%	38.9%	42.1%
Chemical products	171.4	193.1	194.1	99.6%	42.1%	89.6%

(1)	Includes resale of mining products purchased from third parties.

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

	2013		2012		2011
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Coking coal concentrate	1,096.3	39.4%	1,453.0	43.0%	2,223.4	51.3%
Domestic Sales	18.1%		16.5%		17.2%
Export	81.9%		83.5%		82.8%
Steam coal	109.5	3.9%	143.4	4.2%	220.9	5.1%
Domestic Sales	54.4%		51.4%		58.7%
Export	45.6%		48.6%		41.3%
Anthracite and PCI	696.5	25.0%	711.8	21.0%	731.1	16.9%
Domestic Sales	0.9%		3.0%		2.5%
Export	99.1%		97.0%		97.5%
Middlings	128.2	4.6%	119.9	3.6%	91.1	2.1%
Domestic Sales	77.7%		86.3%		89.4%
Export	22.3%		13.7%		10.6%
Coke	215.5	7.8%	364.7	10.8%	524.1	12.1%
Domestic Sales	82.5%		81.7%		67.6%
Export	17.5%		18.3%		32.4%
Chemical products	67.7	2.4%	75.9	2.2%	76.9	1.8%
Domestic Sales	86.9%		74.1%		71.0%
Export	13.1%		25.9%		29.0%
Iron ore concentrate	411.9	14.8%	444.7	13.1%	370.1	8.5%
Domestic Sales	39.1%		26.5%		46.7%
Export	60.9%		73.5%		53.3%
Other(1)	58.5	2.1%	70.4	2.1%	95.8	2.2%

Total	2,784.1	100.0%	3,383.8	100.0%	4,333.4	100.0%

Domestic Sales	29.1%		28.8%		29.4%
Export	70.9%		71.2%		70.6%

(1)	Includes revenues from transportation, distribution, construction and other miscellaneous services provided to local customers.

Marketing and distribution

Our Russian domestic sales are conducted directly by our own production facilities. Our export sales are conducted by Mechel Carbon, based in Baar, Switzerland, and Mechel Carbon Singapore. Mechel Carbon Singapore was established in January 2012 to cover marketing and sales activities in the fast-growing Asia-Pacific market. Since the beginning of 2013, our sales to the Asia-Pacific region are being transferred to Mechel Carbon Singapore in order to consolidate these trading operations. During 2014, we plan to accomplish this transfer which will allow us to focus Mechel Carbon’s sales on the Atlantic seaborne market and Mechel Carbon Singapore will entirely cover the Asia-Pacific market. We generally do not involve traders in the sales and distribution of our mining products and we have had long-standing relationships with end users of our mining products.

The following table sets forth by percentage of sales the regions in which our mining segment products were sold for the periods indicated.

Region(1)	2013	2012	2011
Asia	48.5%	41.5%	33.9%
Russia	27.5%	27.2%	27.4%
Europe	14.1%	14.1%	17.1%
Middle East(2)	3.6%	4.7%	3.2%
Other	2.7%	2.1%	3.4%
Other CIS	1.9%	8.8%	12.9%
United States	1.7%	1.6%	2.1%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Includes Turkey and the United Arab Emirates.

The following table sets forth information about the five largest customers of our mining segment, which together accounted for 27.5% of our total mining segment sales in 2013.

Customer	% of Total Mining Segment Sales	Product	% of Total Products Sales
Evraz plc	9.6%	Coking coal concentrate	10.0%
		Iron ore concentrate	37.9%
		Coke	0.1%
ArcelorMittal	6.1%	Coking coal concentrate	2.6%
		PCI and Anthracite	20.2%
		Coke	0.8%
Baosteel Group Corporation	4.6%	Coking coal concentrate	11.2%
		PCI and Anthracite	0.9%
Far Eastern Generating Company OAO	3.7%	Steam coal	3.9%
		Middlings	77.3%
Shunshun Development (Hongkong) Co. Ltd.	3.5%	Coking coal concentrate	8.7%
		Middlings	1.5%

Sales by Russian subsidiaries

Domestic sales

We ship our coking coal concentrate from our coal washing facilities, located near our coal mines, by railway directly to our customers, including steel producers. Our largest domestic customer for our coking coal concentrate was Evraz, accounting for 10.0% of our total coking coal concentrate sales and 3.9% of our total mining segment sales in 2013.

Pursuant to a directive from the FAS dated August 14, 2008, we entered into long-term coking coal supply contracts with some of our major domestic customers. These contracts provide for the supply of coking coal concentrate under a fixed price based on the price of premium hard coking coal under one-year contracts under FOB terms from Australian ports, excluding the costs of transshipment and rail transportation, with the application of a coefficient representing the quality of the coal concentrate. Previously, the delivery terms for most of our major domestic customers provided for sale at spot market prices. The long-term contracts were entered into with MMK, EvrazResurs, Severstal, KOKS and Metalltrade for terms of four and five years for a total annual delivery volumes of four to five million tonnes of coking coal. However, MMK, one of our major domestic customers with which we have entered into a five-year contract for delivery of a total of 12 million tonnes of coking coal, has filed a lawsuit in a Russian court seeking invalidation of its five-year contract. Metalltrade also has filed a lawsuit seeking termination of its five-year contract. Both of the petitions were dismissed by the court. In general, the long-term contracts executed in accordance with the FAS directive do not guarantee sale of the volumes fixed under the contracts. In practice, customers may refuse to purchase products under these contracts and we have no means to influence them to take the contracted volumes in full. The long-term contracts with MMK, EvrazResurs, Severstal, KOKS and Metalltrade expired in March 2013 and March 2014.

We sell coking coal concentrate domestically on the basis of annual framework contracts with monthly or quarterly adjustments to price and quantity.

We ship our steam coal from our warehouses by railway directly to our customers, which are predominantly electric power stations. Our supply contracts for steam coal are generally concluded with customers on a long-term basis with quantities and prices either fixed for the whole term or adjusted monthly. Some of our steam coal is consumed within our group; for example, sales of steam coal and middlings from our Southern Kuzbass Coal Company to our Southern Kuzbass Power Plant were $33.2 million in 2013. In total, 870.6 thousand tonnes of steam coal was sold within our group, including coal purchased from third parties. SUE HCS Sakha Republic (Yakutia) is our largest domestic customer of steam coal, accounting for 19.3% of our total steam coal sales and 0.8% of our total mining segment sales in 2013.

Iron ore concentrate is shipped via railway directly from our Korshunov Mining Plant to customers. Our largest domestic customer, Evraz, accounted for 37.9% of our total iron ore concentrate sales and 5.6% of our total mining segment sales in 2013. We set our prices on a monthly or quarterly basis as agreed with the customers.

The majority of coke is sold domestically to our subsidiaries Chelyabinsk Metallurgical Plant and Bratsk Ferroalloy Plant, which accounted for 65.3% of our total coke sales (including intra-group sales) by volume in 2013, including coke purchased from third parties. Major third party customers include cast iron, steel and ferroalloy plants located in the Central Region and in the Urals of Russia. Sales in Russia are conducted pursuant to framework agreements with monthly adjustments of quantities and prices.

Our subsidiary Mecheltrans is a railway freight forwarding company, which owns its own rail rolling stock, consisting of 731 open cars and 106 pellet cars, leases 3,609 open cars and has 7,542 open cars under equipment finance leases. In 2013, Mecheltrans transported domestically approximately 25.0 million tonnes of our cargo, approximately 68.0% of which was comprised of coal and iron ore concentrate. Our subsidiary Mecheltrans Auto is a motor freight forwarding company, which has 49 long-haul trucks under equipment finance leases. In 2013, Mecheltrans Auto transported domestically approximately 540.0 thousand tonnes of our cargo.

Export sales

We export coking coal concentrate, PCI and anthracite, iron ore concentrate, coke and steam coal.

In 2013, the largest foreign customer of our mining segment was ArcelorMittal, accounting for 6.0% of our total mining segment sales. ArcelorMittal purchases consisted of coking coal concentrate, PCI and anthracite.

We were Russia’s largest exporter of coking coal concentrate in 2013, according to RasMin. Our exports of coking coal concentrate are primarily to China, Japan and South Korea. In 2013, Baosteel Group Corporation, Shunshun Development (Hongkong) Co. Ltd., Jiangsu Shagang International Trade Co., Ltd., Winsway Resources and JFE Steel Corporation were our largest foreign customers of coking coal concentrate, accounting for 36.2% of our total coking coal concentrate sales and 14.2% of our total mining segment sales. Shipments are made by rail to seaports and further by sea, except for shipments to Ukraine and northeast China that are made only by rail.

Our exports of PCI and anthracite are primarily to Europe, China and Turkey, which together accounted for 77.7% of our total PCI and anthracite sales and 19.4% of our total mining segment sales in 2013. In 2013, our largest foreign customers of PCI and anthracite were ArcelorMittal, Tata Steel, Gerdau Acominas, Eregli Iron&Steel Works and Iskenderun Iron&Steel Works Company.

Our exports of steam coal are primarily to Europe, Turkey and Morocco, which together accounted for 39.5% of our total steam coal sales and 1.6% of our total mining segment sales in 2013. In 2013, our largest foreign customers of steam coal were Integrity Coal Sales Inc., Toplofikatsia Rousse, Trafigura, Talvex Commodities AG and Finncoal OY.

PCI, anthracite and steam coal are shipped to customers from our warehouses by railway and further by sea from Russian and Baltic ports.

In 2013, we used annual contracts for export sales of coal, except for sales to Chinese customers. Coal not shipped under annual contracts was sold on the spot market.

We sold iron ore concentrate to customers in China during 2013, which accounted for 60.9% of our total iron ore concentrate sales and 9.0% of our total mining segment sales in 2013. We ship iron ore concentrate to China by rail.

We export coke, including coke breeze, primarily to Europe and Turkey, which together accounted for 12.8% of our total coke sales and 1.0% of our total mining segment sales in 2013.

Our Port Posiet processed 4.1 million tonnes of coal in 2013. From Port Posiet we ship primarily coking coal concentrate and PCI to Japan, South Korea and China. Its current cargo-handling capacity is approximately 4.5 million tonnes per annum and its warehousing capacity is limited to 100 thousand tonnes per month for one-time storage of no more than two grades of coal. In order to expand the cargo-handling capacity of Port Posiet we have constructed a modern transshipment complex at the port. The port’s proximity to roads and rail links to key product destinations and transshipment points in China and Russia make it a cost-effective link in the logistical chain for bringing our coal products to the market.

In 2013, Mecheltrans transported for export approximately 16.0 million tonnes of our cargo, approximately 88.2% of which was comprised of coal and iron ore concentrate.

Sales by U.S. subsidiaries

Bluestone mining business sold 1.7 million tonnes of coking and steam coal in 2013, 68% of which was sold to the export market. Substantially all of the coal was sold on the spot market. Coal is transported from the mining complexes to customers by means of railroads, trucks, barge lines and ocean-going ships from terminal facilities. A major portion of production is shipped via the Norfolk Southern Railway, so our Bluestone operations are dependent on the capacity of and our relationships with the Norfolk Southern Railway. These shipments either go directly to coking plants in North America or to port facilities for transloading into ocean going ships. In 2013, Bluestone exports went through the port of Norfolk, Virginia.

Market share and competition

Coal

According to the Central Dispatching Department, in 2013, the Russian coal mining industry was represented by 202 companies, which operated 84 underground mines and 118 open pit mines. As a result of the privatization of 1990s and subsequent mergers and acquisitions, the Russian coal mining industry has become more concentrated. Based on the Central Dispatching Department’s data and our estimates, the ten largest coal mining companies in Russia produced approximately 75% of the overall coal production volume in 2013.

According to data from the Central Dispatching Department, companies’ websites and our estimates, in 2013, we were the second largest coking coal producer in Russia, with a 19.8% share of total production by volume, and we had a 7.1% market share with respect to overall Russian coal production by volume. The following table lists the main Russian coking coal producers in 2013, the industrial groups to which they belong, their coking coal production volumes and their share of total Russian production volume.

Group	Company	Coking Coal Production (Thousands of Tonnes)	% of Coking Coal Production by Volume
Evraz plc	Yuzhkuzbassugol Coal Company OAO	11,110	14.4%
	Raspadskaya OAO	7,824	10.1%
	Evraz Total	18,934	24.5%
Mechel OAO	Yakutugol Holding Company OAO	8,977	11.6%
	Southern Kuzbass Coal Company OAO	6,329	8.2%
	Mechel Total	15,306	19.8%
Severstal OAO	Vorkutaugol OAO	12,117	15.7%
UMMC	Kuzbassrazrezugol Coal Company OAO	5,815	7.5%
Sibuglemet Holding	Mezhdurechye OAO(1)	3,688	4.8%
	Antonovskaya Mine ZAO	656	0.8%
	Bolshevik Mine OAO	638	0.8%
	Sibuglemet Total	4,982	6.4%
SUEK OAO	SUEK-Kuzbass	3,896	5.0%
Stroyservis ZAO	Berezovskiy Open-Cut Mine OOO	1,720	2.2%
	Shestacki Open-Cut Mine OAO	772	1.0%
	Barzasskoye tovarischestvo OOO	724	0.9%
	Shahta No. 12 OOO	488	0.7%
	Stroyservis Total	3,704	4.8%
MMK OAO	Belon OAO	3,468	4.5%
Other		9,121	11.8%

Total		77,343	100.0%

Source:	Central Dispatching Department, companies’ websites and our estimates.

(1)	We own 16.14% of Mezhdurechye OAO.

According to data from the Central Dispatching Department, companies’ websites and our estimates, in 2013, we were the sixth largest steam coal producer in Russia, with a 3.6% share of total production by volume. The following table lists the main Russian steam coal producers in 2013, the groups to which they belong, their steam coal production volumes and their share of total Russian steam coal production volume.

Group	Company	Steam Coal Production (Thousands of Tonnes)	% of Steam Coal Production by Volume
SUEK OAO	SUEK OAO (Kemerovo region)	28,720	10.4%
	SUEK OAO (Krasnoyarsk Krai)	26,518	9.7%
	SUEK OAO (Tugnuysky Open Pit)	12,564	4.6%
	SUEK OAO (Republic of Khakasia)	10,581	3.9%
	Urgalugol OAO	4,639	1.7%
	Primorskugol OAO	4,092	1.5%
	SUEK OAO (Kharanorsky Open Pit)	3,357	1.2%
	SUEK OAO (Chitaugol)	1,435	0.5%
	SUEK OAO (Apsatsky Open Pit)	651	0.2%
	SUEK Total	92,557	33.7%
UMMC	Kuzbassrazrezugol Coal Company OAO	38,037	13.8%
SDS Holding Company	Chernigovets OAO	4,843	1.8%
	Listvyazhnaya Shaft Mine OOO	4,271	1.6%
	Salek ZAO	3,639	1.3%
	Yuzhnaya Shaft Mine OAO	3,126	1.1%
	Mayskoe OOO	2,288	0.8%
	Kiselevsky Open Pit Mine OAO	2,273	0.8%
	Kuprinsky Open Pit Mine ZAO	1,355	0.5%
	Sibenergougol OOO	1,351	0.5%
	Prokopyevsky Open Pit Mine ZAO	694	0.3%
	Energetic Open Pit Mine OOO	624	0.2%
	Ziminka Shaft Mine OOO	20	0.0%
	SDS Total	24,484	8.9%
En+ Group	Vostsibugol OOO (Irkutsk region)	13,306	4.8%
	Vostsibugol OOO (Irbeysky Open Pit Mine)	2,382	0.9%
	Tuvinskaya Mining Company OOO	566	0.2%
	En+ Total	16,254	5.9%
Kuzbasskaya Toplivnaya Co	Kuzbasskaya Toplivnaya Co	10,146	3.7%
Mechel OAO	Southern Kuzbass Coal Company OAO	8,779	3.2%
	Yakutugol Holding Company OAO	1,057	0.4%
	Mechel Total	9,836	3.6%
Russian Coal Co	UK Stepnoy Open Pit Mine OOO	3,854	1.4%
	Amursky Coal OOO	3,033	1.1%
	Zadubrovsky Open Pit Mine OOO	788	0.3%
	RUK OOO (Evtinsky site)	713	0.3%
	Russian Coal Total	8,388	3.1%
Zarechnaya Coal Company	Zarechnaya Mine OAO	4,173	1.5%
	Oktyabrskaya Mine OAO	2,011	0.7%
	Alexievskaya Mine OAO	1,353	0.5%
	Karagaylinskoye Mine Office OOO	203	0.1%
	Anzherskoe Shahtoupravlenie OAO	177	0.1%
	Zarechnaya Total	7,917	2.9%
Krasnoyarskkraiugol OAO	Krasnoyarskkraiugol OAO	5,254	1.9%
Other		61,808	22.5%

Total		274,681	100.0%

Source: Central Dispatching Department, companies’ websites and our estimates.

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

According to the U.S. Department of Energy/Energy Information Administration, the total production of coal in the United States in 2013 was 996.0 million short tons. Bluestone’s share of total production was 0.2%.

Iron ore

The Russian iron ore market is generally characterized by high demand and limited sources of supply, with product quality as the main factor driving prices. According to Metal Expert, the market is dominated by relatively few producers, with the top three mining groups being Metalloinvest, Severstal Resources and NLMK, representing approximately 68% of total production of iron ore concentrate. We were sixth in production volume in 2013 with 4.3 million tonnes of iron ore concentrate, representing 4.4% of total production of iron ore concentrate in Russia.

Mineral reserves (coal, iron ore and limestone)

Coal and iron ore

Our coal and iron ore reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our coal and iron ore reserves are presented in accordance with the criteria for internationally recognized reserve and resource categories of the “Australasian Code for Reporting Mineral Resources and Ore Reserves” (as amended) published by the Joint Ore Reserves Committee (“JORC”) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC Code”), and meet the standards set by the SEC in its Industry Guide 7. Information on our mineral reserves has been prepared by our internal mining engineers as of December 31, 2013. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

Our coal and iron ore reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on geological assumptions and statistical inferences which may ultimately prove to have been unreliable. Consequently, reserve estimates should be regularly revised based on actual production experience or new information and should therefore be expected to change. Notably, should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of metallurgical coal, steam coal or iron ore declines, or stabilizes at a price lower than recent levels, or if production costs increase or recovery rates decrease, it may become uneconomical to recover reserves containing relatively lower grades of mineralization and consequently our reserves may decrease. Conversely, should the price of metallurgical coal, steam coal or iron ore stabilize at a materially higher price than currently assumed, or if production costs decrease or recovery rates increase, it may become economical to recover material at lower grades than that assumed here and consequently our reserves may increase.

The calculation of our reserves in Russia is based on the expected operational life of each deposit based on life-of-mine plans, which in many cases exceed the relevant license period for the deposit. Russian subsoil licenses are issued for defined boundaries and specific periods, generally about 20 years. Our declared reserves are contained within the current license boundary. Our Russian subsoil licenses expire on dates falling in 2014 through 2037. However, in many cases, the life of the deposit is well beyond the license term. Based on Russian law and practice, as evidenced by our experience and publicly available information, including a number of court cases, it is reasonably likely that an incumbent subsoil user will be granted license extension through the end of the expected operational life of the deposit, provided that the licensee is not in violation of the material terms of the license. The cost for the license extension is not substantial. See “— Regulatory Matters — Subsoil Licensing in Russia — Extension of licenses.” We have received extension of certain of our subsoil licenses which expired and we intend to extend the licenses for all deposits expected to remain productive subsequent to their license expiry dates. However, license extension is not guaranteed and is to a certain extent subject to the discretion of regulatory authorities. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business could be adversely affected if we fail to obtain or extend necessary subsoil licenses and mining and other permits or fail to comply with the terms of our subsoil licenses and mining and other permits,” “Item 3. Key Information — Risk Factors — Risks Relating to the Russian Federation — Legal risks and uncertainties — Deficiencies in the legal framework relating to subsoil licensing subject our licenses to the risk of governmental challenges and, if our licenses are suspended or terminated, we may be unable to realize our reserves, which could materially adversely affect our business, financial condition, results of operations and prospects” and “— Regulatory Matters — Subsoil Licensing in Russia.”

The Bluestone companies’ mining permits expire in 2014 through 2018. Currently, eleven of our 46 NPDES permits are pending renewal with the state of West Virginia following orders from the EPA. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business in the United States — The Bluestone companies are subject to extensive U.S. laws, government regulations and other requirements relating to the protection of the environment, health and safety and other matters and face a highly litigious environment.”

As of December 31, 2013, we had coal reserves totaling 3,187.7 million tonnes, of which approximately 82% was coking coal. The table below summarizes coal reserves.

Company	Proved Reserves(1)	Probable Reserves(1)	Total	% in Open Pit
	(In thousands of tonnes)
Yakutugol	224,199	1,298	225,497	95.4%
Elgaugol	1,697,398	490,520	2,187,918	100.0%
Southern Kuzbass Coal Company	596,729	26,310	623,039	74.4%
Bluestone	84,308	66,962	151,270	61.7%

Total	2,602,634	585,090	3,187,724	92.9%

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below summarizes our reserves by coal type as of December 31, 2013.

Company	Category	Coking Coal	Steam Coal	Anthracite	Lignite	Total(1)
	(In thousands of tonnes)
	Proved	127,088	13,558	0	83,553	224,199
	Probable	1,298	0	0	0	1,298

Yakutugol	Total	128,386	13,558	0	83,553	225,497
	Proved	1,605,420	91,978	0	0	1,697,398
	Probable	455,316	35,204	0	0	490,520

Elgaugol	Total	2,060,736	127,182	0	0	2,187,918
	Proved	255,815	219,005	121,909	0	596,729
	Probable	19,034	7,173	103	0	26,310

Southern Kuzbass Coal Company	Total	274,849	226,178	122,012	0	623,039
	Proved	84,308	0	0	0	84,308
	Probable	66,962	0	0	0	66,962

Bluestone	Total	151,270	0	0	0	151,270
	Proved	2,072,631	324,541	121,909	83,553	2,602,634
	Probable	542,610	42,377	103	0	585,090

Total		2,615,241	366,918	122,012	83,553	3,187,724

(1)	Reserves include adjustments for loss and dilution modifying factors.

The table below sets forth reserves attributable to our Yakutugol mines as of December 31, 2013.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Neryungrinsky Open Pit(4)	130,282	1,298	131,580	8,200	0.30
Kangalassky Open Pit(5)	83,553	0	83,553	3,837-4,107	0.15-0.85
Dzhebariki-Khaya Underground(5)	10,364	0	10,364	4,490	0.30

Total	224,199	1,298	225,497

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $134 per tonne (FCA basis) for coking coal and $42-$51 per tonne (FCA basis) for steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at the Neryungrinskaya Washing Plant. The average coal recovery factor is estimated to be 63%.
(5)	Coal is sold as ROM without processing.

The table below sets forth reserves attributable to our Elgaugol mine as of December 31, 2013.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)	Heat Value(3)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Elga Open Pit(4)	1,697,398	490,520	2,187,918	7,500-8,600	0.30

Total	1,697,398	490,520	2,187,918

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $134 per tonne (FCA basis) for coking coal and $42-$51 per tonne (FCA basis) for steam coal.
(3)	Heat value is reported on a moisture- and ash-free basis.
(4)	Mined coal is processed at the Elginskaya Washing Plant. The average coal recovery factor is estimated to be 40%.

The table below sets forth reserves attributable to our Southern Kuzbass mines as of December 31, 2013.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)(4)	Heat Value(5)	% Sulfur
	(In thousands of tonnes)			(In kcal/kg)
Krasnogorsky Open Pit	212,846	194	213,040	5,800	0.40
Olzherassky Open Pit	56,258	6,424	62,682	8,170	0.25
Tomusinsky Open Pit	12,118	4,400	16,518	8,350	0.30
Sibirginsky Open Pit	171,268	45	171,313	8,483	0.30
Sibirginskaya Underground	41,544	4,024	45,568	8,441	0.29
V.I. Lenina Underground	29,297	11,223	40,520	8,468	0.33
Olzherasskaya-Novaya Underground	36,415	0	36,415	7,900	0.30
Yerunakovskaya-1 Underground (project)	36,983	0	36,983	8,150	0.50
Yerunakovskaya-3 Underground (prospect)(6)	—	—	—	—	—
Yerunakovskaya-2 Underground (prospect)(6)	—	—	—	—	—
Olzherasskaya-Glubokaya Underground (prospect)(6)	—	—	—	—	—
Usinskaya Underground (prospect)(6)	—	—	—	—	—

Total	596,729	26,310	623,039

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used approximately $110 per tonne (FCA basis) for coking coal and $70-$84 per tonne (FCA basis) for sized and washed steam coal.
(3)	All mines except Tomusinsky Open Pit are 96.6% owned by us. Tomusinsky Open Pit is 74.7% owned by us. Reserves are presented on an assumed 100% basis.
(4)	Mined coal is processed at Krasnogorskaya Washing Plant, Sibir Washing Plant, Tomusinskaya Washing Plant, Kuzbasskaya Washing Plant and Sibirginskaya Processing Unit. The average coal recovery factor is estimated to be 73% (within the range of 53-77%).
(5)	Heat value is reported on a moisture- and ash-free basis.
(6)	Not considered in the review because these prospects presently do not have mine plans.

The table below sets forth reserves attributable to our Bluestone mines as of December 31, 2013.

Complex	Proved Reserves	Probable Reserves	Total(1)(2)(3)	Heat Value(4)	% Sulfur
	(In thousands of tonnes)			(In Btu/lb)
Keystone Surface	36,033	32,995	69,028	14,724	0.75
Keystone Underground	12,675	5,626	18,301	14,724	0.75
Justice Energy Surface	6,529	3,155	9,684	14,626	0.97
Justice Energy Underground	3,526	8,228	11,754	14,626	0.97
Dynamic Energy Surface	10,260	4,414	14,674	14,611	1.01
Dynamic Energy Underground	15,285	12,544	27,829	14,611	1.01

Total	84,308	66,962	151,270

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $130 per tonne (FCA basis) for coking coal and $55 per tonne (FCA basis) for steam coal.
(3)	Mined coal is processed at our local washing plants at the Keystone, Justice Energy and Dynamic Energy operations. The average coal recovery factor is estimated to be within the range of 44.3-53.9%.
(4)	Heat value is reported on a moisture- and ash-free basis.

As of December 31, 2013, we had iron ore reserves (proved and probable) totaling 180.6 million tonnes at an average iron grade of 27.1%. The table below summarizes iron ore reserves by mine.

Mine	Proved Reserves	Probable Reserves	Total(1)(2)(3)	Grade (Fe%)(4)
	(In thousands of tonnes)
Korshunovsky Open Pit	56,680	44,874	101,554	24.2
Rudnogorsky Open Pit	45,510	33,507	79,017	30.9

Total	102,190	78,381	180,571	27.1

(1)	Reserves reported on a wet in-situ basis and include adjustments for loss and dilution modifying factors.
(2)	In estimating the reserves, we used $120 per tonne (CPT basis).
(3)	All mines are 90.0% owned by us. Reserves are presented on an assumed 100% basis.
(4)	The average iron ore recovery factor is estimated to be within the range of 74-86%.

Limestone

Our limestone mineral reserves are based on exploration drilling and geological data, and are that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Each year we update our limestone mineral reserve calculations based on actual production and other factors, including economic viability and any new exploration data. Our reserves, consisting of proven and probable reserves, meet the requirements set by the SEC in its Industry Guide 7. Information on our limestone mineral reserves has been prepared by our internal mining engineers as of December 31, 2013. To prepare this information our internal mining engineers used resource and reserve estimates, actual and forecast production, operating costs, capital costs, geological plan maps, geological cross sections, mine advance maps in plan and cross section and price projections.

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

The subsoil license for our limestone mineral reserves is issued for defined boundaries and expires in January 2034. Our declared limestone reserves are contained within the current license boundary.

As of December 31, 2013, we had limestone reserves (proven and probable) totaling 14.6 million tonnes at 55.2% calcium oxide. This estimation is made using the tonnages that are expected to be mined, taking into account dilution and losses, an average price of $7.02 per tonne of commodity limestone and currency conversions are carried out at average official exchange rates of the CBR.

Steel Segment

Our steel segment comprises production and sale of semi-finished steel products, long products of wide range of steel grades, carbon and stainless flat steel products and high value-added metal products, including wire products, stampings and forgings. Within these product groups, we are further able to tailor various steel grades to meet specific end-user requirements. Our steel segment is supported by our mining segment, which includes iron ore concentrate and coke, and our ferroalloys segment, which includes ferrosilicon.

Our steel segment has production facilities in Russia and Lithuania. Our total steel output was 6.1 million tonnes in 2011, 6.5 million tonnes in 2012 and 4.6 million tonnes in 2013.

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

Semi-finished products. Semi-finished products typically require further milling before they are useful to end consumers. We offer semi-finished billets, blooms and slabs. Billets and blooms are precursors to long products and have a square cross section. The difference between billets and blooms is that blooms have a larger cross-section which is more than eight inches and is broken down in the mill to produce rails, I-beams, H-beams and sheet piling. Slabs are precursors to flat products and have a rectangular cross section. Such types of products can be produced both by continuous casting of liquid steel and by casting of liquid steel in casting forms with subsequent drafting on blooming mills. We offer our customers billets and blooms produced by Izhstal and Chelyabinsk Metallurgical Plant, as well as slabs produced by Chelyabinsk Metallurgical Plant.

Long steel products. Long steel products are rolled products used in many industrial sectors, particularly in the construction and engineering industries. They include various types of products, for example, rebar, calibrated long steel products and wire rod, which could be supplied both in bars and coils in a wide range of sizes. Our long steel products are manufactured at Chelyabinsk Metallurgical Plant, Izhstal and Beloretsk Metallurgical Plant.

We offer our customers a wide selection of long products produced from various steel grades, including rebar, calibrated long steel products, steel angles, round products, surface-conditioned steel products, wire rod and others.

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

Wire products. Wire products are the result of processing of wire rod and rolled band which are ready for use in manufacturing and consumer applications. Our wire products are manufactured at Izhstal, Beloretsk Metallurgical Plant and Vyartsilya Metal Products Plant in Russia and Mechel Nemunas in Lithuania. Our wide-ranging wire products line includes spring wire; bearing wire; precision alloy wire; high and low carbon concrete reinforcing wire; galvanized wire; copper-coated and bright welding wire; various types of nails; steel wire ropes specially engineered for the shipping, aerospace, oil and gas and construction industries; aerials for electric trams and buses; steel wire ropes for passenger and freight elevators; general-purpose wire; steel straps and clips; chain link fences; welded (reinforcing) meshes; and others.

The following table sets out our production volumes by primary steel product categories and main products within these categories.

	2013	2012	2011
	(In thousands of tonnes)
Pig Iron	3,743	4,161	3,728
Semi-Finished Steel Products, including:	1,292	2,596	2,046
Carbon and Low-Alloyed Semi-Finished Products	1,272	2,592	1,513
Long Steel Products, including:	2,727	3,302	3,590
Stainless Long Products	14	13	12
Alloyed Long Products	295	265	329
Rebar	1,515	2,018	2,091
Wire Rod	469	441	597
Low-Alloyed Engineering Steel	434	564	396
Flat Steel Products, including:	425	523	539
Stainless Flat Products	32	27	48
Carbon and Low-Alloyed Flat Products	393	496	491
Forgings, including:	66	72	85
Stainless Forgings	4	5	4
Alloyed Forgings	48	48	53
Carbon and Low-Alloyed Forgings	14	18	24
Stampings	102	111	117
Wire Products, including:	755	952	997
Wire	635	755	774
Ropes	45	54	62

Steel manufacturing process and types of steel

The most common steel manufacturing processes are production in a basic oxygen furnace (“BOF”) and production in an electric arc furnace (“EAF”).

In BOF steel manufacturing, steel is produced with less than 2% carbon content. The principal raw materials used to produce steel are liquid pig iron and scrap metal. The molten steel, depending on the products in which it will be used, undergoes additional refining and is mixed with manganese, nickel, chrome, titanium and other components to give it special properties. Approximately 72% of the world’s steel output is made in BOFs.

In EAF steel manufacturing, steel is generally produced from remelted scrap metal. Heat to melt the scrap metal is supplied from high-voltage electricity that arcs within the furnace between graphite electrodes and the scrap metal. This process is suitable for producing almost all steel grades, including stainless steel; however, it is limited in its use for production of high-purity carbon steel. Approximately 28% of the world’s steel output is made in EAFs.

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

Steel production facilities

Most of our metallurgical plants have obtained a certificate of quality under ISO international standards. For example, the main manufacturing processes at Chelyabinsk Metallurgical Plant, Izhstal, Beloretsk Metallurgical Plant and Urals Stampings Plant are ISO 9001:2008 certified.

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

The plant sources its coking coal concentrate needs from Southern Kuzbass Coal Company and Yakutugol and its iron ore concentrate needs from Korshunov Mining Plant. In 2006, coke production and special steel production were separated from Chelyabinsk Metallurgical Plant into separate entities, including Mechel Coke, which were wholly-owned subsidiaries of Chelyabinsk Metallurgical Plant. In August 2007, ownership of Chelyabinsk Metallurgical Plant’s special steel operations was transferred to the Chelyabinsk branch of Urals Stampings Plant. In June 2010, a 100% interest in Mechel Coke was transferred to Mechel Mining.

Chelyabinsk Metallurgical Plant’s principal production lines include a BOF workshop equipped with three converters; two EAF workshops equipped with electric arc furnaces of 100 and 125 tonnes, respectively; five concasting machines; a blooming mill for 200-320 millimeter billets; five long products rolling mills for 6.5-190 millimeter round bars and 75-156 millimeter square bars, wire rod, rebar steel, bands and long products; a hot-rolled flat products workshop with a thick sheet continuous rolling mill for hot-rolled sheets of up to 1,800 millimeters wide and up to 20 millimeters thick; a semi-continuous rolling mill for up to 1,500 millimeters wide and up to 6 millimeters thick hot-rolled coils; a cold-rolled product workshop for 0.3-4 millimeter cold-rolled stainless sheet. In addition, we have at our Chelyabinsk Metallurgical Plant four sintering machines and three blast furnaces. The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for each of Chelyabinsk Metallurgical Plant’s principal production areas.

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(In thousands of tonnes, except for percentages)
Sintering	5,252	99.7%	—
Pig iron	4,300	87.0%	—
Steel-making	5,177	82.8%	—
Rolling	4,751	83.1%	—

Chelyabinsk Metallurgical Plant produced approximately 4.3 million tonnes of raw steel and 4.0 million tonnes of rolled products in 2013.

In 2008, we initiated construction of a universal rail and structural rolling mill at the Chelyabinsk Metallurgical Plant. The project is aimed at producing new types of large section structural shapes (including beams, angles, rails, channels and special sections) with total output 1.1 million tonnes per annum. Italian Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) is the equipment supplier and Chinese Minmetals Engineering Co. Ltd. (“Minmetals”) is the general contractor. Investments will amount to $715.0 million. In July 2013, the universal rail and structural rolling mill was launched. At present, phased hot and guarantee tests of the equipment with the development of production are being carried out.

We expect that the main target customers for the universal rolling mill products will be Russian Railways and construction companies. On November 13, 2008, Chelyabinsk Metallurgical Plant and Russian Railways signed an agreement for supply of rails for the period until 2030. The annual minimum supply volume is fixed at 400 thousand tonnes of rail. Performance under the agreement is subject to the certification of rail products produced at the universal rolling mill, which is scheduled to begin in 2014.

In December 2010, Mechel Materials started the assembling of the main manufacturing equipment of the grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 million tonnes capacity per annum on the premises of Chelyabinsk Metallurgical Plant. The main raw material is blast furnace slag produced by Chelyabinsk Metallurgical Plant. This complex is the first Russian facility producing high-quality Portland blast-furnace slag cement of certain grades (CEMIII/A, CEMIII/B, CEMIII/C). Portland blast-furnace slag cement is widely used in construction industry for production of reinforced concrete structures. The general contractor is Austrian FMW GmbH. The amount to be invested is $172.8 million. In the third quarter of 2013, construction and assembly and commissioning works on the basic process equipment were completed. In the fourth quarter of 2013, we began production in the mode of experimental-industrial testing. The commissioning of the grinding-mixing complex is scheduled for 2014.

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

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(In thousands of tonnes, except for percentages)
Steel-making	351	92.6%	—
Rolling	420	84.1%	—
Wire products	6	43.7%	—

Izhstal produced approximately 325.0 thousand tonnes of raw steel, 353.2 thousand tonnes of rolled products and approximately 2.6 thousand tonnes of wire products in 2013.

Beloretsk Metallurgical Plant

Beloretsk Metallurgical Plant is a wire products plant in Beloretsk, in the southern part of Ural Mountains, which produces wire rod and a broad range of wire products from semi-finished steel products supplied by Chelyabinsk Metallurgical Plant. Its customers are largely from the construction and railways repair industries. We acquired Beloretsk Metallurgical Plant in 2002.

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

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(In thousands of tonnes, except for percentages)
Rolling	630	99.4%	—
Wire products	667	86.5%	—

Beloretsk Metallurgical Plant produced a total of 577.1 thousand tonnes of wire products in 2013. Rolled products production amounted to a total of 626.1 thousand tonnes, out of which 489.1 thousand tonnes were further processed into wire products and 136.9 thousand tonnes constituted the output volume of wire rod for third party customers.

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

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(In thousands of tonnes, except for percentages)
Wire products	125	80.2%	—

Vyartsilya Metal Products Plant produced 100.2 thousand tonnes of wire products in 2013.

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

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(In thousands of tonnes, except for percentages)
Stampings and forgings	213	78.8%	—

Urals Stampings Plant produced 167.6 thousand tonnes of special steel stampings and forgings in 2013.

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

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(In thousands of tonnes, except for percentages)
Wire products	90	83.5%	—

Mechel Nemunas produced 75.2 thousand tonnes of wire products in 2013.

Sales of steel products

The following table sets forth our revenues by primary steel segment product categories and our main products within these categories (including as a percentage of total steel segment revenues) for the periods indicated.

	2013		2012		2011
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Pig Iron	69.1	1.4%	110.1	1.7%	122.6	1.7%
Semi-Finished Products, including:	369.7	7.5%	897.2	14.0%	1,281.7	18.0%
Carbon and Low-Alloyed Semi-Finished Products	344.0	6.9%	734.3	11.4%	1,032.5	14.5%
Long Steel Products, including:	2,428.7	49.0%	2,778.7	43.3%	3,069.1	43.1%
Stainless Long Products	42.6	0.9%	42.1	0.7%	33.5	0.5%
Other Long Products	827.6	16.7%	923.7	14.4%	1,175.8	16.5%
Rebar	1,439.8	29.0%	1,689.4	26.3%	1,645.5	23.1%
Wire Rod	118.7	2.4%	123.5	1.9%	214.3	3.0%
Flat Steel Products, including:	524.3	10.6%	636.1	9.9%	739.5	10.4%
Stainless Flat Products	132.5	2.7%	147.2	2.3%	224.2	3.1%
Carbon and Low-Alloyed Flat Products	391.8	7.9%	488.9	7.6%	515.3	7.2%
Forgings, including:	156.2	3.2%	152.9	2.4%	167.0	2.3%
Stainless Forgings	24.5	0.5%	39.4	0.6%	43.1	0.6%
Other Forgings	131.7	2.7%	113.5	1.8%	123.9	1.7%
Stampings	250.2	5.0%	289.7	4.5%	302.3	4.2%
Wire Products, including:	760.1	15.3%	889.1	13.8%	944.3	13.2%
Wire	479.4	9.7%	593.2	9.2%	641.9	9.0%
Ropes	75.3	1.5%	83.2	1.3%	92.6	1.3%
Other Wire Products	205.4	4.1%	212.7	3.3%	209.8	2.9%
Steel Pipes	182.4	3.7%	261.0	4.1%	240.6	3.4%
Other	215.5	4.3%	406.7	6.3%	261.3	3.7%

Total	4,956.2	100.0%	6,421.5	100.0%	7,128.4	100.0%

The following table sets forth by percentage of sales the regions in which our steel segment products were sold for the periods indicated.

Region(1)	2013	2012	2011
Russia	65.2%	59.8%	53.4%
Other CIS	11.8%	10.0%	6.8%
Europe	17.7%	19.4%	23.2%
Middle East(2)	2.6%	5.7%	10.8%
Asia	2.4%	3.5%	0.8%
United States	0.1%	0.3%	1.8%
Other	0.2%	1.3%	3.2%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.
(2)	Our steel segment sales to Middle East primarily go to Turkey and Saudi Arabia, which together accounted for 95.5% of the total steel segment sales to Middle East in 2013. We did not have any direct sales to Iran and Syria in 2013, and we have no plans to make such direct sales in the future.

In 2013, the five largest customers of our steel segment products were Pervouralsk New Pipe Plant (semi-finished steel products, long steel products, pig iron, flat steel products), Autocomponents GAZ Group OOO (long steel products, wire products), Al-Ittefaq Steel Products Co. (semi-finished steel products), Bacco Limited (long steel products) and SU-155 ZAO (long steel products, flat steel products, wire products), which together accounted for 4.7% of our steel segment sales.

In 2013, we continued operations with the related metallurgical plants. We also continued selling semi-finished steel products, long steel products, flat steel products and pig iron to Metallurg-Trust. These transactions were focused on expanding our group’s operations and products range in the steel market and allowing the related metallurgical plants access to our group’s strong supply and sales networks. Revenues from sales to the related metallurgical plants and Metallurg-Trust amounted to 4.6% of our steel segment sales in 2013. During 2013, the volume of operations with the related metallurgical plants and Metallurg-Trust decreased if compared to 2012 and 2011 due to temporary suspension of operations of certain metallurgical plant as well as in consequence of the initiation of bankruptcy proceedings against these companies in the fourth quarter of 2013. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

The majority of our steel segment export sales are made to end users in non-sanctioned countries on CFR and CPT basis, and the minority of our steel products is exported to independent distributors and traders on FOB basis. Contracts with distributors and traders generally specify certain ports to which we must deliver our products. The distributors and traders take delivery of our products at these locations, and further on-sell the products to other distributors or end users. When these distributors take delivery of our products, we are provided in certain instances with documentation showing the further destination of our products. We do not have control over the final destination of our products, contractually or otherwise. We refer to such sales as “indirect sales”.

Based on such documentation, we are aware that certain of our products are sold into and can be re-sold to countries that are subject to international trade restrictions or economic embargoes that prohibit and/or materially restrict certain persons (for instance, U.S. incorporated entities and U.S. citizens or residents) from engaging in commercial, financial or trade transactions with such countries, including Iran, Syria and Belarus (the “Sanctioned Countries”). We estimate that approximately 0.7% of our total sales in 2013 were sold in the Sanctioned Countries, of which 0.3% were indirect sales by independent distributors and traders to other distributors or end users and 0.4% were direct sales to customers in Belarus.

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

Products	2013	2012	2011
	(In millions of U.S. dollars, except for percentages)
Pig Iron	69.1	110.1	122.5
Domestic Sales	83.0%	46.2%	17.7%
Export	17.0%	53.8%	82.3%
Semi-Finished Steel Products	369.7	897.2	1,281.7
Domestic Sales	27.7%	29.5%	27.3%
Export	72.3%	70.5%	72.7%
Long Steel Products	2,428.8	2,778.7	3,069.1
Domestic Sales	85.3%	85.1%	81.9%
Export	14.7%	14.9%	18.1%
Flat Steel Products	524.2	636.1	739.5
Domestic Sales	89.8%	87.6%	86.1%
Export	10.2%	12.4%	13.9%
Forgings	156.2	152.9	167.0
Domestic Sales	77.0%	83.7%	78.4%
Export	23.0%	16.3%	21.6%
Stampings	250.2	289.7	302.3
Domestic Sales	93.9%	93.7%	91.9%
Export	6.1%	6.3%	8.1%
Wire Products	760.1	889.1	944.3
Domestic Sales	85.2%	80.7%	78.2%
Export	14.8%	19.3%	21.8%
Steel Pipes	182.4	261.0	240.6
Domestic Sales	96.7%	96.1%	98.9%
Export	3.3%	3.9%	1.1%
Other	215.5	406.7	261.4
Domestic Sales	93.9%	99.0%	97.1%
Export	6.1%	1.0%	2.9%

Total	4,956.2	6,421.5	7,128.4

Domestic Sales	82.4%	78.0%	72.4%
Export	17.6%	22.0%	27.6%

The end users of our steel products vary. Our rebar is principally used in the construction industry. The main end users of our wire rod are small wire-drawing operations. Our carbon flat steel products are used in the construction (covers, floor plates), automotive (spare parts) and pipe manufacturing industries. Our high-quality round bars are used in various moving parts manufactured by the automotive industry (spare parts, gear boxes), the engineering industry (hydraulic devices, drill bits), the shipbuilding industry (forged parts), the aircraft industry (spare parts for turbines and gears) and other industries. Our forgings and stampings are primarily used in the automotive, aerospace, petrochemical, textile and food industries and consumer goods sector.

The following table sets forth by percentage a breakdown of our shipment volumes of all products produced in Russia by industry sector within the Russian market in 2013.

Use by Industry	Construction	Metals Trading	Ferrous Metallurgy	Engineering and Metalworking	Vehicles Manufacturing	Railways Construction and Repair	Other Industries(1)
Semi-Finished Steel Products	0.0%	0.3%	96.6%	0.0%	0.1%	0.0%	3.0%
Long Steel Products	67.1%	8.5%	9.7%	4.0%	1.5%	0.3%	8.9%
Flat Steel Products	16.8%	34.3%	25.1%	6.7%	1.3%	0.1%	15.7%
Forgings	0.0%	41.6%	41.5%	14.7%	1.5%	0.0%	0.7%
Stampings	0.0%	5.3%	0.2%	16.5%	76.2%	0.5%	1.3%
Wire Products	20.8%	35.1%	12.6%	4.9%	2.0%	4.1%	20.5%
Steel Pipes	31.9%	45.4%	6.2%	2.1%	0.1%	0.0%	14.3%

(1)	Including mining and power industries and consumer goods sector.

Marketing and distribution

We use flexible sales strategies that are tailored to our customers and the markets we serve. Our overall sales strategy is to develop long-term close partnership with the end users of our products. As part of our end-user strategy, we research sales to distributors to identify the end user and directly market our steel capabilities and products to these customers. With respect to our largest end users, we have established working committees, composed of our manufacturing engineers and customer personnel. These committees meet quarterly to monitor the performance of our products and ensure that our customers’ specifications and quality requirements are consistently met. These committees also provide customers with the opportunity to discuss their future needs with us. Our sales force also regularly follows up with these and many of our other customers. We attend industry conferences and advertise in industry periodicals to market our products and capabilities. Through these efforts, we have established a strong brand identity for Mechel throughout Russia and other countries of the CIS, Central Europe, South-East Asia and the Middle East (in particular, Turkey).

Mechel Service Global, through its subsidiaries, provides end users in Russia, the CIS and Europe with our steel products. Mechel Service Global’s subsidiaries help us to develop and service our long-standing customer relationships by providing highly specialized technical sales and service to our customers.

In 2013, most of our production facilities handled their domestic wholesales independently, and our export wholesales were marketed by Mechel Trading and Mechel Service Global.

In 2013, we also marketed and sold steel products sourced from, and supplied our products as well as products we purchased on the market to the related metallurgical plants. By the end of 2013, the volume of our transactions with the related metallurgical plants reduced significantly due to ceasing the partnership with these companies. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Domestic sales

Our Russian steel production facilities Chelyabinsk Metallurgical Plant, Izhstal and Urals Stampings Plant are located in large industrial areas and have long-standing relationships with local wholesale customers. Mechel Service, a Russian subsidiary of Mechel Service Global, has 70 storage sites in 52 cities throughout Russia to serve our end users, which helps us to establish long-standing customer relationships by virtue of proximity to both production and customers. Mechel Service had 1,587 employees as of December 31, 2013.

Export sales

Most of the exports in our steel segment are made to end users in non-sanctioned countries and minority to independent distributors and traders, which then sell our products to end users. Our export sales are carried out by our Swiss subsidiary Mechel Trading.

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

Market share and competition

In our core export markets, we primarily compete with Russian and Ukrainian producers. The leading global steel manufacturers have been increasingly focused on value-added and higher-priced products. The principal competitive factors include price, distribution, product quality, product range and customer service.

In the Russian market, we compete on the basis of price and quality of steel products, their added value, product range and service, technological innovation and proximity to customers. The Russian steel industry is characterized by a relatively high concentration of production, with the six largest integrated steel producers, including ourselves, accounting for 84.0% of overall domestic crude steel output in 2013, according to Metal Expert.

The following is a brief description of Russia’s five largest steel producers excluding ourselves:

•	Novolipetsk Metallurgical Works OAO (“NLMK”) is Russia’s largest steel manufacturer by volume, accounting for 17.9% of the volume of Russian commodity steel production in 2013. The company produces primarily flat products (hot-rolled and cold-rolled), including galvanized products. NLMK exported 70.4% of its products in 2013. Domestically, NLMK’s largest customers are in the construction and oil and gas industries, followed by companies in the automotive sector. NLMK also controls iron ore producer Stoylensky GOK and coke producer Altai-Koks. The company’s steel facilities are located in Lipetsk, to the southeast of Moscow. NLMK also controls Maxi-Group OAO in Russia, which operates a steel production site in the Sverdlovsk region: long steel producer Nizhneserginsky Hardware & Metallurgical Works. This facility and newly built iron and steel plant NLMK-Kaluga are managed by the NLMK-Long steel OOO which had a 3.2% share in domestic commodity steel products output in 2013.

•	Magnitogorsk Iron & Steel Works OAO (“MMK”) is Russia’s second largest steel manufacturer by volume, accounting for 17.1% of the volume of Russian commodity steel products output (including long products, flat products and semi-finished products) in 2013. MMK’s product mix is comprised mostly of flat products, representing 83.0% of its commercial steel products output (including semis) in 2013. Domestically, MMK controls a significant portion of the supplies to the oil and gas and automotive sectors. MMK exported 26.8% of its output in 2013. Its production facilities are located in Magnitogorsk in the southern Urals.

•

Evraz plc (“Evraz”), whose Russian operations include the steel producers Evraz NTMK and Evraz ZSMK, is Russia’s third largest steel manufacturer by volume on a consolidated basis, accounting for 16.5% of Russia’s total commodity steel products output in 2013. Evraz focuses on the production of long products, including rebar, wire rod and profiled rolled products (such as rails, beams, channels and angles). Evraz exported 48.4% of its output in 2013. Evraz also controls iron ore producers Evraz KGOK and Evrazruda, as well as coking coal producers Yuzhkuzbassugol Coal Company OAO and Raspadskaya OAO.

•	Severstal OAO had a 15.8% share by volume of Russian commodity steel products output in 2013. The company specializes in flat products which constitute a significant part of its production. Severstal is the second-leading producer of flat products and controls 24.1% of Russia’s total flat products output. Domestic sales of flat products accounted for 67.5% of Severstal’s output in 2013, with the oil and gas industry and automotive sector as its leading customers. Severstal controls coal producer VorkutaUgol and iron ore producers Karelsky Okatysh and Olenegorsky GOK, which satisfy a portion of Severstal’s coking coal and iron ore requirements. Severstal also controls newly built Long Product Mill Balakovo.

•	Metalloinvest Management Company OOO (“Metalloinvest”), whose Russian assets consist of Oskolsky Electric Metallurgical Works OAO (“OEMK”) and Ural Steel OAO, had a 5.8% share of Russian commodity steel products output. OEMK produces long products only, and Ural Steel produces both long and flat products. Metalloinvest exported 63.4% of its commodity steel production in 2013. The company’s production facilities are located in the Central and Urals federal districts of Russia. Metalloinvest also controls Russia’s largest iron ore and pellets production facilities: Lebedinsky GOK OAO and Mikhailovsky GOK OAO.

Source: Company websites; Metal Expert.

These six companies, including ourselves, can be divided into two groups by product type. MMK, Severstal and NLMK focus mainly on flat products, while we, Evraz and Metalloinvest produce primarily long products. Mechel is the second largest and most comprehensive producer of special steel and alloys in Russia, and accounted for 28.0% of total Russian special steel output by volume in 2013, according to Chermet and Metal Expert. We are also the second largest producer of long steel products (excluding square billets) in Russia by volume, with significant market shares in both regular long steel products and special steel long products, according to Metal Expert and Chermet.

In the Russian non-special steel long products category, our primary products and our market position by production volume in 2013 were as follows, according to Metal Expert:

•	Reinforcement bar (“rebar”) — In rebar, we compete in the 6-40 millimeters range. In 2013, the largest domestic rebar producers were Evraz (22.8%), NLMK-Long steel (20.3%), Mechel (19.0%), Severstal (6.9%) and MMK (6.8%).

•	Wire rod — There were five major producers of wire rod in Russia in 2013: Mechel (35.3%), MMK (18.7%), Evraz (17.6%), NLMK-Long steel (15.6%) and Severstal (12.8%).

OEMK, an electric arc furnace steel mill specializing in carbon and special steel long products and our nearest special steel competitor, is located in the southwest of Russia and serves customers in the pipe, engineering and ball-bearing industries.

According to Metal Expert and Chermet, we were one of the leading producers in Russia of special steel long products (bearing, tool, high-speed and stainless long steel) in 2013, producing 19.0% of the total Russian output by volume, and we had significant shares of Russian 2013 production volumes of stainless long products (12.1%), tool steel (20.5%) and high-speed steel (36.7%).

The following tables set forth additional information regarding our 2013 market shares in Russia for various categories of steel products.

All long products (excluding square billets)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Evraz plc	5,933	31.9%
Mechel OAO	3,018	16.2%
NLMK-Long steel OOO	2,018	10.9%
MMK OAO	1,808	9.7%
Severstal OAO	1,203	6.5%
Metalloinvest Management Company OOO	729	3.9%
Other	3,876	20.9%

Total	18,585	100.0%

Source: Metal Expert.

Long products — Wire rod(1)

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	947	35.3%
MMK OAO	502	18.7%
Evraz plc	472	17.6%
NLMK-Long steel OOO	419	15.6%
Severstal OAO	341	12.8%

Total	2,681	100.0%

Source: Metal Expert.

(1)	Including wire rod further processed into wire and other products within the same holding company.

Long products — Rebar

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Evraz plc	1,801	22.8%
NLMK-Long steel OOO	1,599	20.3%
Mechel OAO	1,502	19.0%
Severstal OAO	546	6.9%
MMK OAO	533	6.8%
Other	1,906	24.2%

Total	7,887	100.0%

Source: Metal Expert.

Flat stainless steel

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	31.1	64.3%
VMZ Red October	13.2	27.3%
Other	4.0	8.4%

Total	48.3	100.0%

Source: Metal Expert.

Wire products

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	631.2	33.2%
Severstal-Metiz OAO	397.5	20.9%
MMK-Metiz OAO	362.2	19.1%
NLMK- Metiz OOO	300.9	15.8%
Evraz plc	189.5	10.0%
Other	19.2	1.0%

Total	1,900.5	100.0%

Source: Prommetiz, manufacturers’ data.

Wire products — Spring wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Mechel OAO	51.1	62.0%
Severstal-Metiz OAO	25.7	31.1%
MMK-Metiz OAO	5.7	6.9%

Total	82.5	100.0%

Source: Manufacturers’ data.

Wire products — High-tensile wire

Manufacturer	Production	Market Share by Production Volume
	(In thousands of tonnes, except for percentages)
Severstal-Metiz OAO	57.0	48.1%
Mechel OAO	54.8	46.3%
MMK-Metiz OAO	6.7	5.6%

Total	118.5	100.0%

Source: Manufacturers’ data.

Raw materials

The principal raw materials we use in pig iron production are iron ore products (sinter of our own production and purchased oxidized pellets), coke and limestone. Pig iron is made in blast furnaces. For sinter production we use iron ore concentrate. Iron ore concentrate is converted into sinter at Chelyabinsk Metallurgical Plant. In 2013, our steel-making operations used 5.6 million tonnes of iron ore feed, approximately 15% in the form of pellets and 2% in the form of sinter, and we internally sourced approximately 10% of our total iron ore concentrate requirements during this period. Korshunov Mining Plant supplied our steel segment with 0.4 million tonnes of iron ore concentrate in 2013. In 2013, we purchased most of the remaining part of our iron ore feed from Russian suppliers such as Karelsky Okatysh, Mikhailovsky GOK and Bakalskoye Rudoupravlenie, as well as Kazakh suppliers such as Sokolov-Sarbai Mining Production Association under monthly, quarterly and annual contracts on market terms.

We process coking coal concentrate into coke at Mechel Coke and Moscow Coke and Gas Plant. In 2013, our production facilities used 4.0 million tonnes of coking coal concentrate (including 3.1 million tonnes used by Mechel Coke and 0.9 million tonnes used by Moscow Coke and Gas Plant), and 54% of total usage was sourced internally. Coke is used both in pig iron production at Chelyabinsk Metallurgical Plant and in ferrosilicon production at Bratsk Ferroalloy Plant. In 2013, we produced and internally used approximately 2.0 million tonnes of coke as well as produced and sold another approximately 1.0 million tonnes of coke to third parties.

We internally source all of our limestone requirements from our Pugachevsky Open Pit. In 2013, we supplied approximately 952.6 thousand tonnes of limestone to our steel production facilities.

We produce 76% of steel in basic oxygen furnaces. In steel-making, scrap is used in the composition of feedstock, and we are approximately 33% self-sufficient in this raw material, which amounts to 477.6 thousand tonnes of scrap, sourcing the balance from various scrap traders. We generate our scrap supply through, among others, Mechel Vtormet, our scrap metal processing company.

In 2013, we used nickel sourced from Ufaleynickel and Normetimpeks ZAO in the production of stainless and other special steels. In 2013, our production facilities used 4.0 thousand tonnes of nickel.

In 2013, our production facilities used 31.2 thousand tonnes of ferrosilicon (including 28.2 thousand tonnes at Chelyabinsk Metallurgical Plant, 0.4 thousand tonnes at the Chelyabinsk branch of Urals Stampings Plant and 2.6 thousand tonnes at Izhstal), almost all of which was supplied by Bratsk Ferroalloy Plant.

Steel-making requires significant amounts of electricity to power electric arc furnaces, ladle furnaces and rolling mills and to produce sinter. In 2013, our steel operations consumed approximately 2.8 billion kWh of electricity, of which approximately 2.0 billion kWh was used at Chelyabinsk Metallurgical Plant. Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant have power co-generation facilities, which are operated by Mechel Energo. In 2013, these facilities produced 1.3 billion kWh of electricity, yielding approximately 23% self-sufficiency overall for our group, which consumed 5.5 billion kWh of electricity in 2013. The balance was purchased in the wholesale and retail electricity markets. Aside from Southern Kuzbass Power Plant, which ran on steam coal in 2013, our power-generating facilities work on blast furnace and coke gas, which are by-products of our steel-making operations, and natural gas, which we purchase from Novatek and Gazprom. In 2013, we consumed 1,911.9 million cubic meters of blast furnace gas, 481.1 million cubic meters of coke gas and 1,030.2 million cubic meters of natural gas. In 2013, Southern Kuzbass Power Plant consumed 1.6 million tonnes of steam coal sourced from our own coal mining assets.

Large amounts of water are also required in the production of steel. Water serves as a re-solvent, accelerator and washing agent. Water is used to cool equipment components, to carry away waste, to help produce and distribute heat and power and to dilute liquids. One of the principal sources of water is rivers, and many of our production facilities recirculate a portion of water used for their production needs. For example, Chelyabinsk

Metallurgical Plant sources 90% of its water needs from recirculated water and the rest from a local river. Izhstal sources 80% of its water needs from recirculated water, 10% from recycled water and the rest from a storage reservoir. Beloretsk Metallurgical Plant sources 74% of its water needs from recirculated and recycled water and the rest from a storage reservoir and a local river.

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

Trade restrictions

Trade restrictions in the form of tariffs and duties are widespread in the steel industry. However, we are less exposed than most other Russian steel producers to these trade restrictions as restrictions on Russian exports have mainly been directed against flat products, whereas most of our exports consist of long products, such as wire rod and rebar. In addition, the abolition by the Russian government of steel export duties in 2002 has also effectively improved exports of Russian steel. In the future the Russian government may restore export duties on steel products and may also impose export duties on some raw materials, such as coal and iron ore concentrate.

Ferroalloys Segment

Our ferroalloys segment sells ferrosilicon produced at Bratsk Ferroalloy Plant. Previously, we also sold ferronickel produced at Southern Urals Nickel Plant, which included two open pit nickel ore mines and a ferronickel production site. Production was suspended in December 2012 due to the decline in demand for nickel on global markets. In July 2013, we made a decision to close the plant. Also, we previously sold ferrochrome produced at Tikhvin Ferroalloy Plant which was supplied chrome ore concentrate from Voskhod Mining Plant. In December 2013, we disposed of Tikhvin Ferroalloy Plant and Voskhod Mining Plant to a third party. See “Item 5. Operating and Financial Review and Prospects — Business Structure — Recent acquisitions and disposals.” The results of operations of Southern Urals Nickel Plant, Tikhvin Ferroalloy Plant and Voskhod Mining Plant are included in the consolidated financial statements as discontinued operations. See note 3(c) to the consolidated financial statements.

The following table sets forth our production volumes for our ferroalloys segment products.

	2013	2012	2011
	(In thousands of tonnes)
Ferrosilicon	92.9	85.2	82.7

Description of key products

Ferrosilicon. Ferrosilicon is used in ferrous metallurgy as a deoxidizer or as an alloying element for production of electrotechnical, spring wire, corrosion-resistant and heat resistant steel grades, or as a pig iron modifier. In nonferrous metallurgy, ferrosilicon is used as a reducing agent for production of nonferrous metals and alloys. We produce two types of ferrosilicon: with 65% and 75% silicon content in the alloy. The ferrosilicon we produce is a high-C ferrosilicon, which contains 0.1% carbon. We offer our customers ferrosilicon from our Bratsk Ferroalloy Plant.

Manufacturing process

Ferrosilicon. Ferrosilicon is produced in electric arc furnaces in a continuous ore smelting process. Silicon is reduced from quartzite with coke and coal carbon and alloyed with steel cutting iron. Ferrosilicon is discharged from the furnace periodically. After cooling, metal ingots are split and sorted into various commercial fractions.

Silicate nickel ore production

Through our acquisition of Oriel Resources in April-October 2008, we acquired a 90% interest in the Shevchenko nickel project (“Shevchenko”), located in northwestern Kazakhstan. In January 2009, we acquired the remaining 10% interest in Shevchenko, giving us a current 100% interest.

The Shevchenko silicate nickel ore deposit is located in Kazakhstan’s Kostanay region. The subsoil license for the Shevchenko deposit was issued by the Government of Kazakhstan in 1997 for a period of 20 years. Shevchenko is a development stage mineral asset without reportable reserves. Currently, relevant engineering studies are being undertaken.

The table below sets forth certain information regarding the subsoil license for our silicate nickel ore deposit.

License Area	License Holder	License Expiry Date	Status	Area (sq. km)	Year Production Commenced	Surface Land Use Rights
Shevchenko	Kazakhstansky Nickel Mining Company	March 2017	Feasibility study	103.8	n/a	Lease

Quartzite production

Bratsk Ferroalloy Plant holds the subsoil license for the Uvatskoye deposit of quartzite and quartzite sandstones, a raw material used for ferrosilicon production. The deposit is accessible by unpaved road and located 20 kilometers southwest of Nizhneudinsk in the Irkutsk region. In 2011, we conducted successful technological tests of an experimental batch of quartzite for smelting of ferrosilicon. We completed the exploration of the alluvial part of the southern area of the Uvatskoye deposit and applied to the Department for Subsoil Use for the Irkutsk region (“Irkutsknedra”) with a plan of the pilot commercial development of the alluvial part of the southern area. Irkutsknedra agreed the plan and recommended further geologic exploration within the entire license area of the Uvatskoye deposit. In 2012, drilling and sampling activities were conducted. Since 2013, with the view of development of processing methods and technical and economic parameters of the deposit, the pilot commercial development of the alluvial part of the southern area of the Uvatskoye deposit is being carried out. Currently, laboratory studies of the selected core in order to determine the qualitative characteristics of the mineral are being conducted. We also continue the exploration of the other two areas of the Uvatskoye deposit. In light of the above, we are not able to state the amount of proven reserves for the Uvatskoye quartzite deposit.

The table below sets forth certain information regarding the subsoil license for our quartzite and quartzite sandstones deposit.

License Area	License Holder	License Expiry Date	Status(1)	Area (sq. km)	Year Production Commenced	Surface Land Use Rights
Uvatskoye	Bratsk Ferroalloy Plant	July 2033	Exploration and development	18.21	n/a	Lease

(1)	“Exploration and development” refers to sites where preliminary work and drilling for calculation of mineral reserves are being carried out.

Ferroalloys production facilities

Bratsk Ferroalloy Plant

Bratsk Ferroalloy Plant is the largest enterprise in Eastern Siberia producing high-grade ferrosilicon. Ferrosilicon is used in the steel-making industry for manufacturing carbon and stainless deoxidizers of most steel grades or as alloying element for production of insulating, acid-proof and heatproof steel grades, or pig iron modifier, as well as reducing agent for production of nonferrous metals and alloys. Approximately 5-6 kg of ferrosilicon is used in every tonne of steel produced. Ferrosilicon is a primary raw material for alloyed steels produced by Chelyabinsk Metallurgical Plant. We acquired Bratsk Ferroalloy Plant in 2007.

The main production facilities of the plant include three ore-thermal furnaces with a capacity of 25 megavolt-amperes (“MVA”) and one ore-thermal furnace with a capacity of 33 MVA. In October 2010, we signed contracts with Siberian Plant of Electrothermal Equipment (Sibelectrotherm JSC, Novosibirsk) for the supply of four ore-thermal furnaces with a capacity of 33 MVA each to replace the existing furnaces. After the project’s completion Bratsk Ferroalloy Plant’s production capacity will increase by 30% and its power consumption will be reduced by 10-13%. We commenced commercial operations of one new furnace in the second quarter of 2013.

The following table sets forth the capacity, the capacity utilization rate and the planned increase in capacity for Bratsk Ferroalloy Plant’s principal production area.

Production Area	Capacity in 2013	Capacity Utilization Rate in 2013	Planned Increase (2014-2016)
	(In thousands of tonnes, except for percentages)
Ferrosilicon	92.3	100.7%	—

Bratsk Ferroalloy Plant produced 92.9 tonnes of ferrosilicon in 2013.

Sales of ferroalloy products

The following table sets forth our revenues by ferroalloys segment product categories (including as a percentage of total ferroalloys segment revenues) for the periods indicated.

	2013		2012		2011
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In millions of U.S. dollars, except for percentages)
Ferrosilicon	77.0	94.5%	65.6	95.9%	84.7	96.4%
Other	4.5	5.5%	2.8	4.1%	3.2	3.6%

Total	81.5	100%	68.4	100%	87.9	100%

The following table sets forth by percentage of sales the regions in which our ferroalloys segment products were sold for the periods indicated.

Region(1)	2013	2012	2011
Russia	57.5%	81.7%	86.2%
Asia	31.2%	17.3%	7.6%
Other CIS	5.5%	0.1%	6.2%
United States	4.7%	0.0%	0.0%
Other	0.6%	0.0%	0.0%
Europe	0.5%	0.9%	0.0%

Total	100%	100%	100%

(1)	The regional breakdown of sales is based on the geographic location of our customers, and not on the location of the end users of our products, as our customers are often distributors that resell and, in some cases, further export our products.

In 2013, our ferroalloys segment sales outside of Russia were principally to Asia. Sales in Asia accounted for 31.2% of our total ferroalloys segment sales. The following table sets forth information about the five largest customers of our ferroalloys segment, which together accounted for 54.2% of our total ferroalloys segment sales in 2013.

Customer	% of Total Ferroalloys Segment Sales	Product	% of Total Products Sales
Severstal	18.4%	Ferrosilicon	19.4%
Mitsui & Co.	11.8%	Ferrosilicon	12.5%
ACTS Trading Corporation	9.3%	Ferrosilicon	9.9%
MMK	7.8%	Ferrosilicon	8.2%
TMZ TD	6.9%	Ferrosilicon	7.3%

The following table sets forth information on our domestic and export sales of our ferroalloy products for the periods indicated. We define exports as sales by our Russian and foreign subsidiaries to customers located outside their respective countries. We define domestic sales as sales by our Russian and foreign subsidiaries to customers located within their respective countries. See note 24 to the consolidated financial statements.

Products	2013	2012	2011
	(In millions of U.S. dollars, except for percentages)
Ferrosilicon	77.0	65.6	84.7
Domestic Sales	57.0%	80.9%	87.3%
Export	43.0%	19.1%	12.7%
Other	4.5	2.8	3.2
Domestic Sales	66.3%	100.0%	56.5%
Export	33.7%	0.0%	43.5%

Total	81.5	68.4	87.9

Domestic Sales	57.5%	81.6%	86.2%
Export	42.5%	18.4%	13.8%

Marketing and distribution

Domestic sales

In 2013, ferrosilicon was sold to Russian domestic customers such as Severstal, MMK, TMZ TD, OEMK and SMR, which together accounted for 42.2% of the total ferrosilicon sales by revenue and 39.9% of the total ferroalloys segment revenues.

Domestic sales are conducted directly by our Bratsk Ferroalloy Plant. We supply ferrosilicon to the Russian market under annual contracts with monthly adjustment of prices and volumes. Price adjustments are based on the domestic spot market prices.

Export sales

In 2013, ferrosilicon export sales were primarily to the following customers: Mitsui & Co., ACTS Trading Corporation, Sojitz Corporation, Yenakiieve Iron and Steel Works and CCMA, LLC, which together accounted for 36.3% of our total ferrosilicon sales and 34.3% of our total ferroalloys segment revenues. Deliveries to Japanese customers were effected on CIF delivery terms (including transportation by railway, handling in ports of Nakhodka, Vladivostok and Vostochny and use major container lines to major Japanese ports and insurance). We mostly sell ferrosilicon on spot basis.

Market share and competition

According to Metal Expert, Mechel is the third largest Russian producer of ferrosilicon by volume. In 2013, we had a 15.7% market share by volume of Russian ferrosilicon production.

Following is a brief description of Russia’s other largest ferrosilicon producers, according to Metal Expert and the companies’ data:

•	Kuznetsk Ferroalloys OAO (“Kuznetsk Ferroalloys”) is the largest Russian ferrosilicon producer, with a 46.7% market share by production volume in 2013. It controls Yurginsk Ferroalloys Plant OAO. Kuznetsk Ferroalloys produces microsilica and quartzite. It is primarily export-oriented, having exported 95.5% of its ferrosilicon production volume in 2013.

•	Chelyabinsk Electro-Metallurgical Plant OAO (“ChEMK”) is the second largest Russian ferrosilicon producer, with a 17.5% market share by production volume in 2013. In addition it produces ferrochrome, silicomanganese and silicocalcium. ChEMK exports most of its production. In 2013, it exported 53.0% by volume of its ferrosilicon production.

The following table sets forth additional information regarding our 2013 ferrosilicon market share in Russia.

Ferrosilicon

Manufacturer	Region	Production	Market Share by Production Volume, %
	(In thousands of tonnes, except for percentages)
Kuznetsk Ferroalloys OAO	Kemerovo	292.6	46.7%
Chelyabinsk Electro-Metallurgical Plant OAO	Chelyabinsk	109.3	17.5%
Bratsk Ferroalloy Plant OOO	Irkutsk	98.4	15.7%
Yurginsk Ferroalloys Plant OAO	Kemerovo	70.2	11.2%
Serov Ferroalloys Plant OAO	Sverdlovsk	35.2	5.6%
Novolipetsk Metallurgical Works OAO	Lipetsk	20.3	3.3%

Total		626.0	100.0%

Source: Metal Expert.

Trade restrictions

In February 2008, an antidumping duty in the amount of 17.8% was imposed on exports to the European Union of ferrosilicon produced by our Bratsk Ferroalloy Plant for a period of five years. In February 2013, the European Commission initiated an expiry review of the antidumping measures applicable to imports of ferrosilicon. In April 2014, the antidumping duty was extended for another five years.

The U.S. Department of Commerce has recently initiated an antidumping procedure against imports of ferrosilicon from Russia, including ferrosilicon produced by Bratsk Ferroalloy Plant. We cannot predict the outcome of this procedure and whether the antidumping duty will be imposed.

Power Segment

Our power segment generates and sells electricity to our group companies and to external customers. It enables us to market high value-added products made from our steam coal, such as electricity and heat energy, and to increase the electric power self-sufficiency of the mining and steel segments of our business. Our power segment consists of a power generating plant Southern Kuzbass Power Plant with installed capacity of 554 MW, power co-generation facilities at Chelyabinsk Metallurgical Plant, Moscow Coke and Gas Plant and Urals Stampings Plant with installed capacity of 229 MW, 24.7 MW and 3.5 MW, respectively, and a power distribution company Kuzbass Power Sales Company. Our subsidiary Mechel Energo manages our power business.

Below is a brief description of the power facilities we currently own.

The following table sets out total volumes of electricity production by our power segment.

	2013	2012	2011
	(In million kWh)
Electricity	3,972.3	4,272.6	3,920.9

Southern Kuzbass Power Plant

The Southern Kuzbass Power Plant is located in Kaltan in the Kemerovo region, which is south of Russia’s coal-rich Kuzbass district. It has a total installed capacity of 554 MW and installed heat capacity of 506 Gcal/h. The electricity output of the plant for the year ended December 31, 2013 was 2,337.3 million kWh. The heat energy generated by the plant for the year ended December 31, 2013 was 688.1 thousand Gcal. We acquired Southern Kuzbass Power Plant in 2007.

The Southern Kuzbass Power Plant uses steam coal as fuel, which is supplied to it from local sources, including our Southern Kuzbass Coal Company. In 2013, it consumed 1.6 million tonnes of steam coal sourced from Southern Kuzbass Coal Company.

The generation facilities of the Southern Kuzbass Power Plant are listed below:

Generation Unit No.	Year of Manufacture	Month and Year of Commissioning at Southern Kuzbass Power Plant	Installed Capacity (MW)	Electricity Production in 2013 (million kWh)
VK-50-2 LMZ	1950	April 1951	53	46.9
VK-50-2 LMZ	1950	November 1951	53	240.0
VK-50-2 LMZ	1950	August 1952	53	294.4
VK-50-2 LMZ	1952	February 1953	53	191.8
T-115-8,8 LMZ	1996	December 2003	113	524.1
T-88/106-90 LMZ	1953	July 1954	88	502.6
VK-50-2 LMZ	1954	December 1954	53	207.5
T-88/106-90 LMZ	1953	September 1956	88	330.0

Total			554	2,337.3

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

Kuzbass Power Sales Company

Kuzbass Power Sales Company is the largest power distribution company in the Kemerovo region. Its marketed power volume in 2013 amounted to 10.1 billion kWh. We acquired Kuzbass Power Sales Company in 2007. The addition of Kuzbass Power Sales Company, along with Southern Kuzbass Power Plant, allows us to improve the utilization of our existing power co-generation capabilities and provides a base for growth in the power industry.

Kuzbass Power Sales Company sells electricity on the retail market. The company sells electricity to households, social infrastructure companies, housing and public utilities and large industrial companies. Due to its area of operation, its primary industrial customers are in the mining and processing industries. It supplies electricity to end-consumers directly and also through one regional agent.

The company is included in the Register of Guaranteeing Suppliers of the Kemerovo region. For a discussion of guaranteeing suppliers, see “— Regulatory Matters — Regulation of Russian Electricity Market — Sales of electricity — Retail electricity market.”

Mechel Energo

Mechel Energo’s core activity is the generation and sale of electricity, capacity, and heat energy in the form of hot water and steam. In addition, it coordinates the supply of energy to our production facilities. The company has separate business units in the cities of Izhevsk, Kaltan and Kemerovo, as well as branches in the cities of Mezhdurechensk, Chelyabinsk (including production department in Chebarkul), Beloretsk and Vidnoye. Mechel Energo also performs the functions of the sole executive body of its subsidiaries: Southern Kuzbass Power Plant and Kuzbass Power Sales Company.

Mechel Energo supplies heat energy (in the form of hot water and steam) at regulated prices to its consumers, including residential consumers and commercial customers, of the cities of Vidnoye, Chelyabinsk, Chebarkul, Beloretsk, Guryevsk, Mezhdurechensk, Myski and Izhevsk.

Mechel Energo has co-generation facilities and operates using mainly blast furnace gas and coke gas, which is a by-product of steel-making, and natural gas, which we purchase from Novatek and Gazprom.

Mechel Energo’s sales amounted to 6.2 billion kWh of electricity and 4.4 million Gcal of heat energy in 2013.

Capital Investment Program

We continually review our capital investment program in light of our cash flow, liquidity position, results of operations and market conditions. In light of the above factors, we may adjust our capital investment program. Our planned capital expenditures for 2014 are increased by approximately 150% as compared to 2013 due to Vnesheconombank’s project financing for the development of the Elga coal deposit. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have a substantial amount of outstanding indebtedness with restrictive financial covenants” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We will require a significant amount of cash to fund our capital investment program.”

Our capital investment program includes capital spending of up to $2.7 billion for the three-year period of 2014-2016. Our capital investment program is primarily targeted at expanding the mining segment and increasing the efficiency of the steel segment and includes, among others, investments of approximately $2.4 billion in mining, approximately $176.1 million in steel, approximately $14.1 million in ferroalloys and approximately $28.8 million in power segment. However, our ability to fully realize our capital investment program is constrained by our ability to generate cash flow, obtain additional financing and refinance or restructure existing indebtedness. Attracting debt financing for our capital expenditures on commercially reasonably terms may be particularly challenging given our current levels of indebtedness. We may be limited to obtaining financing on a project finance basis which may impose more restrictions on the operations of the project or require the economic returns of the project to be shared with investors or lenders.

In the mining segment, we expect to direct approximately $1.9 billion to the development of the Elga coal deposit in 2014-2016. We will invest approximately $62.9 million in 2016 for increasing coal production at Sibirginskaya Underground which is part of Southern Kuzbass Coal Company.

The steel segment projects are targeted at expanding the share of high value-added products which we produce, while maintaining existing output, and are mainly focused on Chelyabinsk Metallurgical Plant. The main project, initiated in 2008, is the construction of a universal rail and structural rolling mill with a capacity of 1.1 million tonnes, which allows to reduce the proportion of lower-value semi-finished products sales by increasing the production of high-quality rolled steel products and rails. The universal rail and structural rolling mill was launched in July 2013.

The table below sets forth the major items of our capital expenditures by segment and facility for the three-year period of 2014-2016 (including cumulatively the expenditures made since the launch of the relevant project).

	Planned Increase in Capacity and/or Other Improvement	Approximate Total Planned Expenditures(1)	Year of Project Launch	Estimated Year of Completion
	(In millions of U.S. dollars)
Mining Segment
Maintenance expenditures	Maintaining current coal and iron ore mining and coal and iron ore concentrate production	344	2014	2016
Elgaugol
Construction of a rail line to the Elga coal deposit and the development of the Elga coal deposit	Providing access to and the development of the coal deposit with increase of production capacity to 11.7 million tonnes per annum	3,853	2009	2017
Southern Kuzbass Coal Company
Increase of coal production at Sibirginskaya Underground	Increase production output to 2.4 million tonnes per annum	187	2009	2016

Steel Segment
Maintenance expenditures	Maintaining current output capacity	99	2014	2016
Chelyabinsk Metallurgical Plant
Construction of rolling facilities in blooming building	Introducing new types of rolled products for construction industry with a design capacity of 1.1 million tonnes per annum	715	2009	2014
Reconstruction of oxygen-converter production	Increase of cast weight to 152 tonnes	86	2009	2017

Ferroalloys segment
Maintenance expenditures	Maintaining current output capacity	12	2014	2016
Power segment
Maintenance expenditures	Maintaining current output capacity	29	2014	2016

Transport division
Maintenance expenditures	Maintaining current output capacity	18	2014	2016

Port Posiet
Technical modernization of Port Posiet	Increase of cargo-handling capacity to 9.0 million tonnes per annum	142	2009	2015

Other
Mechel Materials
Construction of grinding-mixing complex for Portland cement and Portland blast-furnace slag cement production	Design capacity of 1.6 million tonnes of Portland cement per annum	173	2009	2014

(1)	We estimate that approximately $295.3 million of the aforementioned planned expenditures for these projects were made within 2013. In 2013, we spent $375.8 million in total for capital expenditures.

Research and Development

We maintain research programs at the corporate level and at certain of our business units to carry out research and applied technology development activities. At the corporate level, we have a Department of Metallurgical Production Technology Development at Mechel-Steel Management (five employees), a Production and Technical Department at Mechel Mining Management (thirteen employees) and a Production and Technical Department at Mechel Ferroalloys Management (two employees). In December 2008, we established Mechel Engineering with a headcount of 340 employees to carry out design and engineering works to increase the efficiency of our mining business. Mechel Engineering has a head office in Novosibirsk and two offices in Russia’s regions. Geological services provided by Mechel Engineering include: (1) geological survey work related to prospecting and developing minerals and coal deposits; (2) hydrogeological survey work; (3) monitoring of geological environment; (4) preparation of geological materials for feasibility studies and preparation of geological reports with reserves estimation; (5) test drilling (methane drainage borehole); and (6) computer simulation of coal and ore deposits.

In the course of our research and development we also contract with third party consultants and Russian research institutions.

In addition to these activities performed at our corporate level, each of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals Stampings Plant have specialized research divisions with a total of 173 employees involved in the improvement of existing technologies and products.

Our research and development expenses in the years ended December 31, 2013, 2012 and 2011 were not significant.

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

Environmental Protection

Similar to other companies operating in the industries in which we operate, our activities may have an adverse impact on the environment due to emission of coal and coke dust and other pollutants and hazardous materials into atmosphere, discharge of polluted waste water into the environment and generation of waste and hazardous materials that need to be disposed of or reused without serious damage to the environment.

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

Regulatory Matters

Licensing of Operations in Russia

We are required to obtain numerous licenses, authorizations and permits from Russian governmental authorities for our operations. Some of our companies need to obtain licenses, authorizations and permits to carry out their activities, including, among other things, for:

•	the use of subsoil, which is described in more detail in “— Subsoil Licensing in Russia” below;

•	the use of water resources;

•	the emission and discharge of pollutants into the environment;

•	the handling of hazardous waste;

•	storage and use of explosive, flammable and/or hazardous materials;

•	operation of industrial facilities featuring fire and explosion hazard (including mining and surveying activities);

•	fire control and security;

•	medical operations;

•	mine surveying;

•	loading and unloading operations;

•	transportation activities; and

•	storage, processing and sale of scrap.

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

Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. The requirements imposed by these authorities may be costly, time-consuming and may result in delays in the commencement or continuation of exploration or extraction operations. Further, private individuals and the public at large possess rights to comment on and otherwise participate in the licensing process, including through challenges in the courts. For example, individuals and public organizations may make claims or applications to Rosnedra regarding subsoil abuse, damage to the subsoil and general environmental issues. Rosnedra is required by law to review such claims and applications and to respond to those who file them. The agency can initiate further investigation in the course of reviewing claims and applications, and such investigations can lead to suspension of the subsoil license if the legal grounds for such suspension are identified in the course of the investigation. In addition, citizens may make claims in court against state authorities for failing to enforce environmental requirements (for example, if a breach by the licensee of its license terms caused damage to an individual’s health, legal interests or rights), and pursuant to such a claim the court may order state authorities to suspend the subsoil license. Accordingly, the licenses we need may not be issued, or if issued, may not be issued in a timely fashion, or may impose requirements which restrict our ability to conduct our operations or to do so profitably.

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

Subsoil Licensing in Russia

In Russia, mining minerals requires a subsoil license from Rosnedra with respect to an identified mineral deposit. In addition to subsoil license, a subsoil user needs to obtain rights (through ownership, lease or other right) to use a land plot covering the surface of the area where such licensed mineral deposit is located. In addition, as discussed above, operating permits are required with respect to specific mining activities.

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

There are two major types of payments with respect to the extraction of minerals: (1) periodic payments for the use of subsoil under the Subsoil Law; and (2) the mineral extraction tax under the Russian Tax Code. Failure to make these payments could result in the suspension or termination of the subsoil license. The Subsoil Law-mandated payments are not material to our mining segment’s results of operations. For coal, the mineral extraction tax ranges from 11 to 57 rubles per tonne depending on the type of coal. For iron ore and for nickel, the mineral extraction tax is 4.8% and 8%, respectively. In 2013, mineral extraction taxes amounted to $42.0 million, which are included in the statement of income and comprehensive income as extraction related overheads.

Currently, extraction licenses and combined licenses are awarded by tender or auction conducted by special auction commissions of Rosnedra. While such auction or tender may involve a representative of the relevant region, the separate consent of regional authorities is generally not required in order to issue subsoil licenses. The winning bidder in a tender is selected on the basis of the submission of the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. At an auction, the success of a bid is determined by the attractiveness of the financial proposal. In limited circumstances, extraction licenses may also be issued without holding an auction or tender, for instance to holders of exploration licenses who discover mineral resource deposits through exploration work conducted at their own expense. Regional authorities may issue extraction licenses for “common” mineral resources, such as clay, sand or limestone.

Pursuant to the Subsoil Law, a subsoil plot is provided to a subsoil user as a “mining allotment,” i.e. a geometric block of subsoil. Preliminary mining allotment boundaries are determined at the time the license is issued. Exact mining allotment boundaries are established upon the approval of a development plan by state mining supervision authorities and an environmental examination committee. These exact boundaries are certified in a mining allotment plan issued to the license holder. The exact mining allotment boundaries are incorporated into the license as an integral part. Pursuant to Resolution No. 118 of the Government of the Russian Federation dated March 3, 2010, a special commission comprised of representatives from the Ministry of Natural Resources and Ecology, Rosnedra, Rosprirodnadzor, Rostekhnadzor and relevant local authorities approve development plans and other project documentation relating to the use of subsoil plots.

The term of the license is set forth in the license. Prior to January 2000, exploration licenses could have a maximum term of five years, extraction licenses a maximum term of 20 years, and combined exploration, assessment and extraction licenses a maximum term of 25 years. After amendments to the Subsoil Law in January 2000 and in August 2004, exploration licenses still have a maximum term of five years; in the event that a prior license with respect to a particular field is terminated early (for example, when a license is withdrawn due to non-usage of the licensed subsoil), an extraction license may have a one year term until a new licensee is determined, but is generally granted to another user for the term of the expected operational life of the field based on a feasibility study; and combined exploration, assessment and extraction licenses can be issued for the term of the expected operational life of the field based on a feasibility study. These amendments did not affect the terms of licenses issued prior to January 2000, but permit licensees to apply for extensions of such licenses for the term of the expected operational life of the field in accordance with the amended Subsoil Law. The term of a subsoil license runs from the date the license is registered with Rosnedra.

Issuance of licenses

Subsoil licenses are issued by Rosnedra. Most of the currently existing extraction licenses owned by companies derive from: (1) pre-existing rights granted during the Soviet era and up to the enactment of the Subsoil Law to state-owned enterprises that were subsequently reorganized in the course of post-Soviet privatizations; or (2) tender or auction procedures held in the post-Soviet period. The Russian Civil Code, the Subsoil Law and the Licensing Regulation contain the major requirements relating to tenders and auctions. The Subsoil Law allows extraction licenses to be issued without a tender or auction procedure only in limited circumstances, such as instances when a mineral deposit is discovered by the holder of an exploration license at its own expense during the exploration phase.

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

In order to extend the period of a subsoil license, a company must file an application with territorial authorities of Rosnedra to amend the license. In addition, as we have seen in practice, a subsoil licensee may be required to prepare and provide to the authority amended technical documentation and development plan of the deposit under the license justifying the requested extension. The costs associated with the license extension are generally not substantial and mainly relate to preparing amendments to the technical documentation and development plan of the subsoil plot. Application to extend the period of subsoil license is typically made six months before its expiration.

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

Rosprirodnadzor routinely conducts scheduled and unscheduled inspections for compliance by subsoil users with the terms of their licenses and reports violations to Rosnedra. Rosnedra examines Rosprirodnadzor’s reports and, if it finds that these violations constitute sufficient grounds for terminating the license, the Commission for Termination of Subsoil Licenses considers the nature of these violations and recommends that Rosnedra either (i) revoke the license; (ii) notify the subsoil user about the identified violations and potential termination of the license if the subsoil user fails to rectify the identified violations within a prescribed period of time; or (iii) consider that the actions described in (i) and (ii) above are unreasonable and accept the information provided by the subsoil user.

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

A majority of land plots in the Russian Federation is owned by federal, regional or municipal authorities who, through public auctions or tenders or through private negotiations, can sell, lease or grant other use rights to the land to third parties.

Companies may also have a right of perpetual use of land that was obtained prior to the enactment of the Land Code; however, the Federal Law “On Introduction of the Land Code,” dated October 25, 2001, with certain exceptions (such as for the land plots occupied with transportation, communications and utilities lines, for which companies may re-register the right of perpetual use until January 1, 2015), requires companies using land pursuant to rights of perpetual use by July 1, 2012 either to purchase the land from, or to enter into a lease agreement relating to the land with, the relevant federal, regional or municipal authority acting as owner of the land. Failure to transfer the title by January 1, 2013 triggers administrative liability. In case of the lease, the companies can still purchase such land after July 1, 2012 provided that they have registered the lease relating to the land.

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

Environmental Legislation in Russia

We are subject to laws, regulations and other legal requirements relating to the protection of the environment, including those governing the emission and discharge of substances into the air and water, the formation, distribution and disposal of hazardous substances and waste, the cleanup of contaminated sites, flora and fauna protection and wildlife protection. Issues of environmental protection in Russia are regulated primarily by the Federal Law “On Environmental Protection,” dated January 10, 2002, as amended (the “Environmental Protection Law”), as well as by a number of other federal, regional and local legal acts.

Since 2008, the Ministry of Natural Resources and Ecology has been working on significant amendments to the Environmental Protection Law and other regulations. These draft amendments are actively being discussed by industry representatives and other interested parties such as the Russian Union of Industrialists and Entrepreneurs. These amendments have not yet been submitted to the Russian legislative bodies, however, several draft documents are already being considered by the Russian government. The amendments intend to improve the distribution of functions among state environmental agencies at both the federal and regional levels, as well as to strengthen liability for companies’ non-compliance with environmental laws and regulations. Among other things, the draft amendments contemplate that charges for environmental impact exceeding regulatory thresholds (norms) may be increased by twenty five times the current amounts commencing on January 1 of the year next to the year when the adopted draft amendments are published and may be increased by one hundred times the current amounts after three years from the date when the draft amendments enter into force. Furthermore, fines for environmental violations may be increased by up to 20 times the current amounts. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — More stringent environmental laws and regulations or more stringent enforcement or findings that we have violated environmental laws and regulations could result in higher compliance costs and significant fines and penalties, cleanup costs and compensatory damages, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse effect on our business, financial condition, results of operation and prospects.”

Pay-to-pollute

The Environmental Protection Law and other Russian environmental protection legislation establish a “pay-to-pollute” regime administered by federal and local authorities. “Pay-to-pollute” (or payments for environmental pollution) is a form of mandatory reimbursement to the Russian government for damage caused to the environment.

The Russian government has established standards relating to the permissible impact on the environment and, in particular, standards of permissible emissions and discharges and waste disposal limits. In case of non-compliance with the statutory standards a company may obtain temporary approved limits on emissions and discharges on the basis of permits valid only during the period of implementation of environmental measures. The establishment of limits is allowed only upon the availability of a plan for emissions and discharges reduction agreed with Rosprirodnadzor. The emissions and discharges reduction plan is required to be implemented within a specific period, after which a report on implementation of the plan is submitted to Rosprirodnadzor. Rosprirodnadzor may revoke the limits, if the company fails to implement measures to reduce emissions and discharges in a timely manner. If, by the end of that period, the company’s emissions and discharges are still in excess of the statutory standards, a new plan must be submitted to Rosprirodnadzor for review and approval in order to receive new limits.

Fees for the emission/discharge per tonne of each contaminant into air and water and fees for waste disposal are established by governmental authorities. These fees are determined on a sliding scale for both the statutory standards and individually approved limits on emissions and discharges, as well as for pollution in excess of these limits: the lowest fees are imposed for pollution within the statutory standards, intermediate fees are imposed for pollution within the individually approved temporary limits (within limit fees; exceed the fees within the statutory standards by 5 times) and the highest fees are imposed for pollution exceeding such limits (above-limit fees; exceed the fees within the individually approved temporary limits by 5 times). Thus, above-limit fees exceed the fees within the statutory standards by 25 times. Payment of above-limit fees does not relieve the company from the responsibility as provided by Russian law, as well as the development and implementation of environmental measures aimed at reducing the negative impact on the environment. In 2013, we incurred within limit/above-limit fees and penalties in Russia in the amount of approximately $1.8 million.

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

In relation to our operating companies, all documentation underlying the issuance of some of our licenses, in particular, licenses issued by federal authorities to conduct activities for decontamination and disposal of waste of I and IV class of hazard, are subject to environmental expert review.

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

Environmental enforcement authorities

Currently state environmental regulation is administered by several federal services and agencies and their regional subdivisions, in particular, Rosprirodnadzor, the Federal Service for Hydrometrology and Environmental Monitoring, Rosnedra, the Federal Agency for Forestry, the Federal Agency for Water Resources and some others. Included in these agencies’ sphere of responsibility are environmental preservation and control, enforcement and observance of environmental legislation, drafting and approving regulations and filing court claims to recover environmental damages. The statute of limitations for such claims is 20 years.

The Russian federal government and the Ministry of Natural Resources and Ecology are responsible for coordinating the work of the federal services and agencies engaged in state environmental regulation.

The structure of environmental enforcement authorities described above was established in 2004. This structure was subjected to certain changes in 2008 and 2010. In particular, the Ministry of Natural Resources was transformed into the Ministry of Natural Resources and Ecology. In late 2010, this structure was further changed and all powers previously held by Rostekhnadzor in terms of environmental control, permits and pollution fees administration were transferred to Rosprirodnadzor which is coordinated by the Ministry of Natural Resources and Ecology.

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative and/or civil liability, and individuals may be held criminally liable. Courts may also impose cleanup obligations on violators in lieu of or in addition to imposing fines or other penalties to compensate for damages.

Subsoil licenses generally require certain environmental commitments. Although these commitments can be substantial, the penalties for failing to comply and the reclamation requirements are generally low; however, failure to comply with reclamation requirements can result in a suspension of mining operations.

Reclamation

We conduct our reclamation activities for land damaged by production in accordance with the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of December 22, 1995, of the Ministry of Natural Resources. In general, our reclamation activities involve both a technical stage and a biological stage. In the technical stage, we backfill the pits, grade and terrace mound slopes, level the surface of the mounds, and add clay rock on top for greater adaptability of young plants. In the biological stage, we plant conifers (pine, larch, cedar) on horizontal and gently sloping surfaces and shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States. In 2013, we incurred reclamation costs in Russia and the United States of approximately $4.5 million and $0.5 million, respectively.

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

The principal law regulating industrial safety is the Federal Law “On Industrial Safety of Hazardous Production Facilities,” dated July 21, 1997, as amended (the “Safety Law”). The Safety Law applies, in particular, to production facilities and sites where certain activities are conducted, including sites where lifting machines are used, where alloys of ferrous and nonferrous metals are produced, where hazardous substances are stored and used (including allowed concentrations) and where certain types of mining is done. There are also regulations that address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, steel smelting, alloy production and nickel production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises and the foundry industry.

The recent amendments to the Safety Law determine hazardous production facilities of four classes from class IV to class I, with class IV being less hazardous and class I being the most hazardous. The safety and compliance requirements set up by the Safety Law apply to each facility depending on their class of hazard. Each existing hazardous production facility should be re-registered with the state register by January 1, 2014 and be assigned with a hazard class. We re-registered hazardous production facilities at our operations in accordance with the applicable law.

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

The Strategic Industries Law

The Strategic Industries Law adopted on April 29, 2008 and subsequently amended in 2010, 2011 and 2014 regulates foreign investments in companies with strategic importance for the national defense and security of the Russian Federation (“Strategic Companies”). The Strategic Industries Law provides an exhaustive list of strategic activities, engagement in which makes a company subject to restrictions. Among others, the list of such activities includes exploration and/or production of natural resources on subsoil plots of federal importance. Subsoil plots of federal importance include plots with deposits of uranium, diamonds, high-purity quartz ore, nickel, cobalt, niobium, lithium, beryllium, tantalum, yttrium-group rare-earth metals and platinoid metals. They also include deposits of oil, gas, vein gold and copper which are above certain size limits specified in the Subsoil Law, as well as subsoil plots of the internal sea, territorial sea and continental shelf; and subsoil plots, the use of which requires the use of land plots included in the category of national defense and security land. The Strategic Subsoil List was first officially published in Rossiyskaya Gazeta on March 5, 2009. Services rendered by business entities included into the register of natural monopolies pursuant to the Federal Law “On Natural Monopolies,” dated August 17, 1995, as amended, with certain exceptions, are also considered to constitute strategic activity. Furthermore, the activity of a business entity which is deemed to occupy a dominant position in the production and sale of metals and alloys with special features which are used in production of weapons and military equipment is also deemed to be a strategic activity. The production and distribution of industrial explosives is also deemed to be activity of strategic importance for national defense and homeland security.

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

An employer may terminate an employment contract only on the basis of the specific grounds enumerated in the Labor Code, including:

•	liquidation of the enterprise or downsizing of staff;

•	failure of the employee to comply with the position’s requirements due to incompetence, as confirmed by the results of an attestation;

•	repeated failure of the employee to fulfill his or her work duties without valid reason, provided that the employee has been disciplined previously;

•	entering the workplace under the influence of alcohol, narcotics or other intoxicating substances;

•	a single gross breach by an employee of his or her work duties, including truancy;

•	disclosure of state secrets or other confidential information, which an employee has come to know during fulfillment of his professional duties;

•	embezzlement, willful damage or destruction of assets, and misappropriation as confirmed by a court decision or a decision by another competent governmental authority;

•	failure to comply with safety requirements in the workplace if such failure to comply caused injuries, casualties or catastrophe; and

•	provision by the employee of false documents upon entry into the employment contract.

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

Annual paid vacation leave under the law is 28 calendar days. Our employees who work in mines and pits or work in harmful conditions may be entitled to additional paid vacation ranging from 7 to 42 business days.

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

Regulation of Russian Electricity Market

Industry background

The Russian utilities sector landscape has undergone dramatic changes within the past several years, since the introduction of electricity industry reform under Government Resolution “On Restructuring of Electricity Industry of the Russian Federation” No. 526 dated July 11, 2001. The monopoly RAO Unified Energy System of Russia OAO (the “RAO UES”) was liquidated and separated in to separate businesses: electricity and heat generation, transmission (high voltage trunk grid), distribution (medium- and low-voltage infrastructure) and supply (sale of electricity to customers).

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

Sales of electricity

The Russian electricity market consists of wholesale and retail electricity and capacity markets. The wholesale electricity and capacity market encompasses European territory of the Russian Federation, the Urals and Siberia and is divided into two pricing zones. The first pricing zone includes European territory of the Russian Federation and the Urals and the second pricing zone includes Siberia. This market provides a framework for large-scale, often interregional, energy trades. The retail electricity market operates within all Russian regional territories and provides a framework for mid-scale and end-consumer energy trades. This market is regulated by the respective Regional Energy Committees (“RECs”).

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

The infrastructure of the wholesale market is operated by the Non-profit Partnership Market Council and the Trade System Administrator OAO which organize the trading; a system operator established by the former RAO UES in the form of an open joint-stock company (SO UES JSC); the Russian Grids JSC, which owns and operates the federal and regional transmission networks; and the Financial Settlement Center ZAO, which is a clearance and settlement organization for the wholesale electricity and capacity market.

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

Retail electricity market

The retail market participants include consumers, power supply companies, guaranteeing suppliers, power grid companies and electricity producers which do not supply electricity to the wholesale market.

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

Applications for new permits or renewal of existing permit in the United States are subject to public notice and comments. As part of or as a result of this process, third parties, including non-governmental organizations or individuals, can require amendments or object to such permits in administrative proceedings, and in some cases can initiate litigation in a court of law to challenge an agency decision. These actions can delay the permit application or renewal process significantly and, if successful, can prevent the continuation or commencement of our operations. We typically make applications to renew these permits 120 days prior to the expiration of the permit.

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

Some of the CAA requirements that may materially directly or indirectly affect our operations are briefly described below. West Virginia has also promulgated regulations relating to acid rain, emissions limitations for specific pollutants, and permit standards for the construction, major modification or relocation of major stationary sources of air pollution. Standards governing air pollution from coal refuse disposal, coal preparation plants, coal-handling operations and ambient air quality for particular pollutants, as well as procedures relating to air pollution emergencies, are also established under the state regulations.

•	Acid rain. One of the regulatory programs established under the CAA concerns the control of sulfur dioxide and nitrogen oxide (“NOx”), precursors of acid deposition. Through an emission allowance and trading program, Title IV of the CAA imposes a two-phase “cap” on total sulfur dioxide emissions from sources including electric utilities. All of the Phase I and Phase II allowances offered by the EPA have been purchased each year since there is no minimum bid requirement. In general, affected power plants have also sought to comply with these requirements by switching to lower sulfur fuels, installing pollution control equipment, and reducing electricity generation levels. The program also directs EPA to impose NOx emissions rate limits on coal-fired electricity generating sources. At this time, we believe that these regulations have affected coal prices but we cannot predict with certainty the future effect of these CAA provisions on our business.

•	Emissions standards for particulate matter and ozone. A significant component of the CAA is the national ambient air quality standard (“NAAQS”) program, which addresses pervasive pollution that endangers public health and welfare. NAAQS have been established for a number of pollutants, including particulate matter and ozone. For each of these pollutants, NAAQS are set at certain levels and areas that do not meet one or more of the NAAQS are known as “non-attainment” areas and must comply with a number of special requirements. NAAQS are to be reviewed and revised as appropriate at least every five years. In recent years the EPA has made a number of decisions regarding the NAAQS program that have been the subject of controversy and litigation, and may have important implications for future regulation under the CAA. Regulation and enforcement of new standards for particulate matter and ozone will affect many power plants, especially in non-attainment areas, and significant emissions control expenditures may be required to meet these current and emerging standards.

•	Clean Air Interstate Rule. The Clean Air Interstate Rule (“CAIR”) is a program for approximately 28 eastern states, including West Virginia, that contributes to downwind states’ nonattainment of NAAQS. The CAIR applies to sulfur dioxide and NOx. It interacts with, and in some cases supersedes, other existing programs under the CAA such as the Acid Rain program, the Regional Haze rule and the NOx SIP Call. The CAIR requires states to revise their State Implementation Plans (“SIPs”) to reduce emissions of sulfur dioxide and NOx. The CAIR has been the subject of litigation since its promulgation; a December 2008 appeals court decision left the CAIR in place until the EPA issues a new rule to replace the CAIR in accordance with the court’s previous decision. In July 2011, the EPA finalized the Cross-State Air Pollution Rule (requiring significant reductions in sulfur dioxide and NOx emissions from power plants in the eastern United States) to replace the CAIR, but it is currently stayed pending judicial review. All of the foregoing could adversely affect the purchase of our coal by customers.

•	Clean Air Mercury Rule. In 2005, the Clean Air Mercury Rule (“CAMR”) became the first regulation to directly address mercury contamination. The rule would have applied to new and existing coal-fuelled electric utility steam generating units nationwide and creates a cap-and-trade system. Each affected unit would be required to have a continuous emission monitoring system or an effective long-term system that can trap an uninterrupted sample of mercury, and maintain records and report periodically to demonstrate compliance with the mercury limits. The rule, however, was vacated during litigation, and was replaced by the EGU Mercury and Air Toxics Standard (“EGU MATS”) finalized on April 16, 2012. In addition, before the court vacated the CAMR, some states had either adopted the CAMR or adopted state specific rules to regulate mercury emissions from power plants that are more stringent than the CAMR. The implementation of the EGU MATS and state mercury and air toxics controls may adversely affect the demand for coal.

•	Regional haze. The EPA has initiated a regional haze program to address visibility issues in and around national parks and wilderness areas. Among other things, the program requires state permitting authorities to consider the effects of new major facilities on federally protected lands, and may require existing facilities to undertake additional pollution control measures. Under the Regional Haze Rule, affected states were required to submit regional haze SIPs by December 17, 2007 aiming at identifying facilities that would have to reduce emissions and comply with stricter emission limitations. Although the vast majority of states failed to submit their plans on time and the EPA issued a Finding of Failure to Submit SIPs on January 15, 2009 (74 Fed. Reg. 2392), it had taken no enforcement action against states to finalize implementation plans and was slowly dealing with the state Regional Haze SIPs that were submitted, resulting in the National Parks Conservation Association initiating litigation against the EPA in the D. C. Circuit Court of Appeals in August 2012 for failure to enforce the rule (National Parks Conservation Act v. EPA, D.C.Cir). Industry groups, including the Utility Air Regulatory Group have intervened (Utility Air Regulatory Group v. EPA. D.C. Cir 12-1342, 8/6/2012). This program may result in additional emissions restrictions from new coal-fueled power plants whose operations may impair visibility at and around federally protected areas. This program may also require certain existing coal-fueled power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter, and these limitations could affect the future market for coal.

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

In its first major action on GHGs, in 2009, the EPA issued a final rule mandating the annual reporting of GHG emissions from a wide variety of emission sources in the United States, including coal-fired power plants, beginning with the calendar year 2010. Although coal mines had been excluded from the reporting obligation imposed by the 2009 rule, on July 12, 2010, the EPA published a final rule for mandatory reporting of GHGs from underground coal mines and several other industrial sources beginning with the calendar year 2011.

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

In the absence of a comprehensive federal program applicable to GHG emissions, a number of state and regional GHG initiatives have also been developed. These include state laws and regulations such as California’s Global Warming Solutions Act of 2006 and the rules implemented by the California Air Resources Board pursuant to that statute’s mandate, as well as the Regional Greenhouse Gas Initiative, which is an agreement between 10 East Coast states to cap and reduce GHG emissions from the power sector. Furthermore, over the past several years environmental non-governmental organizations in the United States have made use of both federal and state laws to block permitting for the construction of new coal-fired power plants, as a result of which few such facilities have broken ground. For example, in 2009 and 2010 construction did not begin on a single new coal-fired facility.

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

Clean Water Act (“CWA”) and Safe Drinking Water Act (“SDWA”)

The CWA establishes a number of programs designed to restore and protect the quality of U.S. waters by limiting the discharge of pollutants into such waters. These programs include the NPDES permit program, the dredge and fill permit program and municipal waste water treatment programs. Coal extraction and related activities subject to the West Virginia SCMRA and Water Pollution Control Act are exempt from certain of these requirements.

•	The NPDES system implements the CWA’s prohibition on unauthorized discharges by requiring a permit for every discharge of pollutants from a point source to navigable waters of the United States. NPDES permits give the permittee the right to discharge specified pollutants from specified outfalls, usually for a period of five years. The permit normally sets numerical limits on the discharges and imposes conditions on the permittee (including filing periodic discharge and monitoring reports); discharges that require a permit include industrial process waste water, non-contact cooling water and collected or channeled storm water runoff. The CWA also requires many facilities to develop and maintain plans for preventing and responding to spills of hazardous substances, called Spill Prevention, Control and Countermeasure Plans (“SPCC”), and certain high-volume hazardous substance handling/storage facilities are required to prepare and maintain a more extensive plan called a Facility Response Plan. When a water discharge occurs and one or more parameters are outside the approved limits permitted in an NPDES permit, these exceedances of permit limits are self-reported to the pertinent agency. The agency may impose penalties for each such release in excess of permitted amounts. If factors such as heavy rains or geologic conditions cause persistent releases in excess of amounts allowed under NPDES permits, costs of compliance can be material, fines may be imposed, or operations may have to be idled until remedial actions are possible. In addition, the CWA has citizen suit provisions which allow individuals or organized groups to file suit against permit holders or the EPA or state agencies for failure to enforce all aspects of the CWA. Such actions have recently been filed against other companies.

•	EPA has generally delegated NPDES permitting authority to West Virginia. West Virginia water pollution law is generally broader than that of its federal counterparts. For example, among other things, state law regulates discharges into all waters of the state, including groundwater, and requires permits for the construction of disposal systems. Recently, however, the EPA has been taking a more active role in NPDES permit issuance, and pursuant to the EPA guidance and a new DEP policy on implementation of the state’s narrative water quality standards, the issuance of new and renewed NPDES permits in West Virginia has been curtailed and/or delayed. The EPA published guidance in a July 21, 2011 Final Memorandum entitled “Improving EPA Review of Appalachian Surface Coal Mining Operations under the Clean Water Act, National Environmental Policy Act, and the Environmental Justice Executive Order” (“EPA Mining Guidance”). The EPA Mining Guidance establishes threshold conductivity levels to be used as a basis for evaluating compliance with narrative water quality standards. Conductivity is a measure that reflects levels of various salts present in water. The EPA Administrator stated that these water quality standards may be difficult for most mining operations to meet. Furthermore, the DEP has pending litigation against the EPA to challenge the water quality standards in the EPA’s guidance documents. It is, as a consequence, not possible to predict with certainty the ability of mining companies to obtain required NPDES permits for new or expanded mining operations, or renewed permits, or the timing of either.

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

E.U. REACH

On June 1, 2007, the European Union enacted regulations on the registration, evaluation, authorization and restrictions on the use of chemicals, known as REACH. The purpose of REACH is to ensure a high level of protection of human health and the environment, including the promotion of alternative methods of assessment of hazards of chemical substances.

REACH requires foreign manufacturers importing their chemical substances into the European Union, as well as E.U. manufacturers producing such substances in quantities of one tonne or more per year, to register these substances with the European Chemicals Agency (“ECHA”) and provide the information about the registered substances usage and utilization to the competent authorities of the E.U. Member States and downstream users upon request. To comply with REACH requirements, we have created dedicated internal working groups, procured external consultants’ advice and budgeted for REACH procedures expenses. Prior to December 1, 2008, we pre-registered with the ECHA substantially all of the substances that we intended to export to or produce in the European Union. As a next step, we successfully registered with the ECHA the substances that we export to or produce in the European Union in an amount over 1,000 tonnes per year, and which are subject to REACH registration, namely: ferroalloys, coke-chemicals and pig iron exported to the European Union. This registration was completed prior to December 1, 2010 in compliance with the REACH implementation schedule.

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

Business Structure

Segments

We have organized our businesses into four segments:

•	the mining segment, comprising the production and sale of coal (metallurgical and steam), coke and chemical products, iron ore and limestone, which supplies raw materials to our steel, ferroalloys and power segments and also sells substantial amounts of raw materials to third parties, and includes logistical assets, such as our seaports on the Sea of Japan and on the Sea of Azov and our railway transportation assets;

•	the steel segment, comprising the production and sale of semi-finished steel products, long products of wide range of steel grades, carbon and stainless flat steel products, high value-added metal products, including wire products, forgings and stampings, and our river port on the Kama River, a tributary of the Volga River;

•	the ferroalloys segment, comprising the production and sale of ferrosilicon, which supplies raw materials to our steel segment and also sells substantial amounts of raw materials to third parties; and

•	the power segment, comprising power generating facilities, which supply electricity and heat energy to our mining, steel and ferroalloys segments and also sells a portion of electricity and heat energy to third parties.

The table below sets forth by segment our key mining, steel, ferroalloys and power subsidiaries, presented in chronological order by date of acquisition.

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Mining Segment
Southern Kuzbass Coal Company	Russia	Coking coal, steam coal, anthracite and PCI	January 1999	96.6%
Tomusinsky Open Pit	Russia	Coking coal, steam coal	January 1999	74.7%
Korshunov Mining Plant	Russia	Iron ore concentrate	October 2003	90.0%
Port Posiet	Russia	Seaport: coal warehousing and loading	February 2004	97.1%
Mechel Coke	Russia	Coke and chemical products	June 2006	100.0%
Moscow Coke and Gas Plant	Russia	Coke and chemical products	October 2006	99.5%
Yakutugol	Russia	Coking coal, steam coal	October 2007	100.0%
Port Temryuk	Russia	Seaport: coal and metal transshipment	March 2008	100.0%
Mechel Bluestone Inc.	United States	Coking coal, steam coal	May 2009	100.0%
Elgaugol	Russia	Coking coal, steam coal	August 2013	100.0%

Name	Location of Assets	Product/Business	Date Control Acquired	Voting Interest(1)%
Steel Segment
Chelyabinsk Metallurgical Plant	Russia	Semi-finished steel products, carbon and stainless long and flat steel products	December 2001	94.2%
Vyartsilya Metal Products Plant	Russia	Wire products	May 2002	93.3%
Beloretsk Metallurgical Plant	Russia	Long steel products, wire products	June 2002	91.5%
Urals Stampings Plant	Russia	Stampings and forgings	April 2003	93.8%
Mechel Nemunas	Lithuania	Wire products	October 2003	100.0%
Izhstal	Russia	Carbon and special steel long products and wire products	May 2004	90.0%
Port Kambarka	Russia	River port	April 2005	90.4%
Donetsk Electrometallurgical Plant(2)	Ukraine	Semi-finished steel products and long steel products	December 2011	100.0%

Ferroalloys Segment
Southern Urals Nickel Plant(2)	Russia	Ferronickel	December 2001	84.1%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	August 2007	100.0%

Power Segment
Southern Kuzbass Power Plant	Russia	Electricity generation	April 2007	98.3%
Kuzbass Power Sales Company	Russia	Electricity distribution	June 2007	72.1%

(1)	The percentages provided in this table are as of December 31, 2013. Some of our Russian subsidiaries have preferred shares outstanding that have voting rights commensurate with common shares if dividends on those shares have not been paid. We have calculated voting interests by including these preferred shares for subsidiaries where dividends have not been paid.
(2)	The results of operations of the entity are included in the consolidated financial statements as discontinued operations. See note 3(c) to the consolidated financial statements.

Intersegment sales

We are an integrated group with operations organized into mining, steel, ferroalloys and power segments. Our group companies supply materials to other companies in the same reporting segment or different reporting segments. For example, for the year ended December 31, 2013:

•	The mining segment supplied approximately 10% of the steel segment’s iron ore concentrate requirements, 100% of the steel segment’s coke requirements, 100% of the power segment’s coal requirements and 100% of the ferroalloys segment’s coke requirements;

•	The steel segment supplies wires, ropes, wire products and other metal products to the mining segment for use in its day-to-day operations;

•	The ferroalloys segment supplied 100% of the steel segment’s ferrosilicon requirements; and

•	The power segment supplied approximately 23% of our group’s overall electricity requirements.

The prices at which we record these transfers are based on market prices, and these transactions are eliminated as intercompany transactions for the purposes of our consolidated financial statements. For the period-on-period discussion of the results of operations by segments, such transfers are included in segment revenues and cost of goods sold.

Recent acquisitions and disposals

Set out below are our key acquisitions and disposals during 2011-2013. For more detail see note 3 to the consolidated financial statements. The financial and sales information for the periods presented herein may not be directly comparable from period to period due to these acquisitions and disposals.

Invicta Merchant Bar. In August 2011, we acquired 100% of Invicta Merchant Bar Ltd., a steel plant located in Queenborough, the United Kingdom. Prior to its acquisition, Invicta Merchant Bar was a related metallurgical plant. In July 2013, we disposed of 100% of shares of Invicta Merchant Bar. The results of operations of Invicta Merchant Bar are included in the consolidated financial statements as discontinued operations. See note 3(c) to the consolidated financial statements.

Donetsk Electrometallurgical Plant. Donetsk Electrometallurgical Plant is a steel plant located in Donetsk, Ukraine. We acquired 100% of shares of Donetsk Electrometallurgical Plant in December 2011 for $537 million to be paid in monthly installments during the period from December 2011 to December 2018. Prior to its acquisition, Donetsk Electrometallurgical Plant was a related metallurgical plant. In December 2013, we received a binding offer from a third party to acquire 100% of the shares of Donetsk Electrometallurgical Plant for the consideration of $80 million. The results of operations of Donetsk Electrometallurgical Plant are included in the consolidated financial statements as discontinued operations. See note 3(c) to the consolidated financial statements.

Cognor Stahlhandel. Cognor Stahlhandel is a distributor of steel products in Central and Eastern Europe. We acquired a 100% stake of Cognor Stahlhandel in September 2012 for $29.1 million in connection with the enforcement of collateral pledged under the Estar Loan Agreement. Prior to its acquisition, Cognor Stahlhandel was a related metallurgical plant. In January 2013, Cognor Stahlhandel GmbH was renamed to Mechel Service Stahlhandel Austria GmbH.

Lomprom Rostov. Lomprom Rostov is a scrap collecting and processing company located in the Rostov region. We acquired 100% of Lomprom Rostov in November 2012 for $0.1 million in connection with the enforcement of collateral pledged under the Estar Loan Agreement. Prior to its acquisition, Lomprom Rostov was a related metallurgical plant. We disposed of 100% of Lomprom Rostov in July 2013 for $0.5 million. The results of operations of Lomprom Rostov are included in the consolidated financial statements as discontinued operations. See note 3(c) to the consolidated financial statements.

Port Vanino. On December 7, 2012, our subsidiary Mecheltrans won an auction to acquire 74,195 common shares (73.33% of the total common shares or 55% of the total shares) of Vanino Sea Trade Port OAO (“Port Vanino”) for the total consideration of 15.5 billion rubles (approximately $501.4 million as of the auction date). In January 2013, the shares were transferred to Mecheltrans. In January 2013, Mecheltrans further sold 72,780 of the acquired shares to several foreign investors and related party. In addition, in January 2013, Mecheltrans acquired 21,892 common shares (21.64% of the total common shares or 16.23% of the total shares) and 16,039 preferred shares (47.56% of the total preferred shares or 11.89% of the total shares) of Port Vanino from a minority shareholder. The aggregate consideration for the preferred shares was 275 million rubles (approximately $9.2 million as of the date of the agreement) and was fully paid. The aggregate consideration for the common shares was 4.77 billion rubles (approximately $158.8 million as of the date of the agreement) and was paid in October 2013. In October 2013, Mecheltrans sold 21,892 common shares (21.64% of the total common shares or 16.23% of the total shares) and 16,039 preferred shares (47.56% of the total preferred shares or 11.89% of the total shares) of Port Vanino to a third party foreign investor. The aggregate consideration for the shares was 5.04 billion rubles (approximately $157.8 million as of the date of the agreement) and was fully paid. By the end of December 2013, Mecheltrans sold the rest stake of shares of Port Vanino, and presently, Mecheltrans has no shares of Port Vanino. Port Vanino is the largest seaport in Khabarovsk Krai, located in the Tatar Strait. Its infrastructure comprises sixteen berths, open and closed storehouses, cranes, cargo-handling equipment and other port facilities.

Southern Urals Nickel Plant. In December 2012, we suspended operations at Southern Urals Nickel Plant, which mined nickel ore and produced ferronickel. In July 2013, we made a decision to close the plant. The results of operations of Southern Urals Nickel Plant are included in the consolidated financial statements as discontinued operations. See note 3(c) to the consolidated financial statements.

Romanian steel companies. In February 2013, we sold our steel companies in Romania to Invest Nikarom S.R.L., a privately held Romanian group. The aggregate consideration was 230 Romanian lei in cash (approximately $100 as of the closing date of the transaction). The disposed of companies consisted of 100% of shares of Ductil Steel S.A., 86.6% of shares of Mechel Targoviste S.A., 86.6% of shares of Mechel Campia Turzii S.A., 100% of shares of Mechel East Europe Metallurgical Division S.R.L. and 100% of shares of Donau Commodities S.R.L., which held 90.9% of shares of Laminorul S.A. The disposal was in accordance with our revised strategy aimed at focusing on our key production lines and disposal of non-core businesses.

Toplofikatsia Rousse. In July 2013, we disposed of 100% of shares of Toplofikatsia Rousse, a power plant located on the bank of the Danube River in close proximity to the harbor of Rousse, Bulgaria. The consideration was $37.8 million. The results of operations of Toplofikatsia Rousse are included in the consolidated financial statements as discontinued operations. See note 3(c) to the consolidated financial statements.

Tikhvin Ferroalloy Plant and Voskhod Mining Plant. In December 2013, we disposed of 100% shares in Tikhvin Ferroalloy Plant and Voskhod Mining Plant to YILDIRIM Group in Turkey for a total cash consideration of $425 million. We had acquired these assets in 2008 as part of the Oriel Resources acquisition. Tikhvin Ferroalloy Plant is a ferrochrome producer located near St. Petersburg in Russia. Voskhod Mining Plant includes a chrome ore mine and a concentration plant located in Kazakhstan. The subsoil license for the Voskhod chrome ore deposit was sold together with Voskhod Mining Plant. The balances of the disposed of companies and results of operations of these companies were qualified as discontinued operations and disclosed separately from our continuing operations in the consolidated financial statements up to the date of disposal and for all comparative periods. See note 3(c) to the consolidated financial statements.

Bluestone acquisition

In May 2009, we acquired, through Mechel Bluestone Inc., a newly formed Delaware corporation, 100% of the shares and interests in the companies conducting the coking coal business of Bluestone Coal Corp. in West Virginia. The aggregate consideration was $436.4 million paid in cash, approximately 83.3 million of our preferred shares and two contingent payments (as described below), less the amount exceeding the target debt of $132.0 million of the acquired business. The first contingent payment was agreed to be a contingent share value right (“CVR”) that would guarantee a target total shareholder return from the preferred shares after five years from the closing date of the acquisition. Any potential CVR cash payment due to the actual total return from the preferred shares being less than or equal to the target return was to be paid on the fifth anniversary of the closing date and was to equal the amount by which the target value exceeded the sum of the aggregate market value of the preferred shares and all dividends received. The starting target value was set at $986.1 million, which could be increased up to $1,585.0 million to reflect additional tonnes of reserves and resources in excess of certain levels, which were to be identified through additional drilling within two years of the closing date and verified by an independent engineer, and decreased by the amount of any damages (capped at $200.0 million for CVR purposes) and set-offs effected by Mechel. The starting target value of the CVR was increased by the parties by $3.5 million in June 2010 as a result of an agreement to settle a third-party litigation. Mechel Mining guaranteed the obligations of our subsidiaries who undertook to make the CVR payment. The CVR payment obligation was further supported by a pledge of the shares of Mechel Bluestone Inc. and its subsidiaries. The second contingent payment is a contingent cash payment to be made within five years from the closing date based on additional coal reserves and resources identified within two years under a planned drilling program and verified by an independent engineer. The additional tonnes are to be paid for at the price of $3.04 per tonne if the payment occurs on the fifth anniversary of the closing date, and the price is discounted in the case of earlier payment. The drilling program was conducted through July 2011 and in September 2011 we received a letter prepared by Weir

International, Inc. (“Weir”), an independent engineer. The letter appears to state that approximately 54.8 million tonnes of additional coal resources were identified pursuant to the drilling program. Based on our review of the letter, we believe that the contents of the letter do not support its conclusions. Under the stock purchase and sale agreement, additional coal reserves and resources were to be determined in accordance with the JORC Code Guidelines. Although the letter indicated that the resource estimates made therein had been done in general accordance with the JORC Code, it fails many of the requirements applicable to a certified JORC Code report, as well as other requirements for the report set forth in the agreement. With regard to the JORC Code, the letter misapplies the JORC Code criteria, fails to consider critical information deemed material under the JORC Code, and fails to set forth the appropriate analysis and include the documented technical support required in a JORC Code report. After receipt of the letter, Bluestone requested geophysical logs, drillers logs and notes from all the drill holes, grouting reports and other additional information needed to assess the basis of the letter. Although only incomplete information has been provided to date, our mining engineers determined that most of the coal included in the letter was from coal seams and areas where mining is not possible due to economical or other technical reasons. For that and a number of other reasons the letter is deficient and fails to satisfy the contractual requirements for establishing the second contingent payment. The sellers have expressed disagreement with our view of the Weir letter. In December 2013, Mechel Mining and Bluestone filed a lawsuit against Weir for failing to prepare a report in accordance with JORC Code Guidelines. In January 2014, Mechel Mining and Bluestone filed a lawsuit against the sellers seeking a declaration that the conditions precedent for payment of the contingent payment had not been satisfied. See “Item 8. Financial Information — Litigation — Commercial litigation.” Mechel Mining guaranteed the obligations of our subsidiaries who undertook to make the second contingent cash payment in the amount of $1.0 billion. The total fair value of the purchase consideration at the closing date amounted to $1,447.2 million. The amount recorded as a liability in respect of the drilling program was $27.7 million as of December 31, 2013.

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

Factors Affecting Our Results of Operations and Financial Condition

Cyclical nature of business and impact of macroeconomic factors

Our mining business sells significant amounts of coal and iron ore to third parties and our revenues depend significantly on these sales. Cyclical and other changes in the world market prices for these products affect the results of our mining operations. The changes in these prices result from factors which are beyond our control, such as market supply and demand. The global coal and iron ore supply and demand balance is strongly influenced by interdependent global economic and industrial demand cycles, as well as supply chain-related constraints such as shipping capacity, availability of rolling stock, transportation bottlenecks, production disruptions and natural disasters. Prices for the products of our mining business have varied significantly in the past and could vary significantly in the future. See “— Price trends for products” below. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — We operate in cyclical industries, and any local or global downturn, whether or not primarily affecting the mining and/or steel industries, may have an adverse effect on our business, financial condition, results of operations and prospects.”

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

Global real GDP grew at 3.0% in 2011, at 2.3% in 2012 and at 2.2% in 2013, according to the Oxford Economics. According to Rosstat, Russia recorded GDP growth of 4.3% in 2011, of 3.4% in 2012 and of 1.3% in 2013. Although the beginning of 2012 demonstrated some optimism in our key markets, debt problems in Europe and slowing growth in China in the second half of 2012 resulted in weak demand and low prices. Retention of the key trends of 2012 was typical for all of 2013. Growth in emerging markets has slowed down again in 2013 and prospects for higher growth in the short term are weak. Prices for our products fluctuated depending on the level of demand in key consuming industries and supply and demand balance in our key markets. See “— Price trends for products.”

Trade and competition

Mining products and many types of steel products are considered commodities and treated as fungible in the world markets. As such, we compete with steel producers and mining companies with operations in different countries. The main competitive advantages that steel producers can secure are based on quality and production costs. Generally, steel producers in economically developed regions compete primarily based on quality of steel, while we and other steel producers in developing countries compete in the international market based primarily on price. With respect to our mining products, such as coal and iron ore, quality, production costs and transportation capabilities are key areas where companies seek a competitive advantage.

We benefit from import tariffs that Russia has in place for certain steel products. See “Risk Factors — Risks Relating to Our Business and Industry — We benefit from Russia’s tariffs and duties on imported steel, many of which have been reduced upon Russia’s WTO membership and may be eliminated in the future.”

Consolidation trends in the steel and mining industries

The global financial crisis sharply slowed the pace of consolidation in the steel industry. Despite demand growth witnessed during 2011, 2012 and 2013, growth in steel-making capacity still exceeds steel demand. There is now significant over-capacity in the global steel sector which is putting pressure on operators’ profitability. Future consolidation in the steel industry should enable steel producers to maintain more consistent performance through cycles in the steel industry by achieving greater efficiency and economies of scale.

We, along with other Russian steel producers, tend to focus on vertical integration rather than consolidation, which ensures access to a stable supply of raw materials, particularly coking coal and iron ore. Our vertical integration helps us to better manage the effects of raw materials supply constraints and also provides us with an opportunity to capture higher margins in sales of our mining segment products to third parties.

The mining industry has also experienced consolidation in recent years. In 2011, there was a series of large-scale transactions. Walter Energy, Inc., a producer of coking coal in southern Appalachia, acquired Canada’s Western Coal Corp. to become one of the world’s largest producers of coking coal. Alpha Natural

Resources acquired Massey Energy Co., creating the world’s third largest coking coal producer behind BHP Billiton-Mitsubishi Alliance and Teck Resources Ltd. Arch Coal Inc. acquired International Coal Group, a U.S. coal producer in the Appalachia region, making Arch Coal the second largest U.S. producer of coking coal. Peabody Energy, Inc. acquired a controlling interest in Macarthur Coal Ltd., the world’s largest producer of seaborne low-volatile PCI. China’s Winsway Coking Coal Holdings Ltd. and Japan’s Marubeni Corp. acquired Canadian metallurgical coal producer Grande Cache Coal Corp. Whitehaven Coal has agreed to buy another Australian coal company, Aston Resources, to create one of Australia’s largest coal producers. Yanzhou Coal Mining Co., China’s fourth biggest coal producer, agreed to buy Gloucester Coal Ltd. to gain more mines and port access in Australia. In 2012, Yancoal Australia, the Australian subsidiary of Yanzhou Coal Mining Co., and Gloucester Coal Ltd. completed merger and listing and became the largest independent listed coal company in Australia. Australian coal producer Xstrata Coal and Japanese JX Nippon Oil & Energy Corporation established a joint venture comprising metallurgical coal assets in Canada. In 2013, Glencore, the world’s largest public commodity trader, merged with Xstrata, the largest seaborne thermal coal exporter, to form one of the world’s largest commodities groups. Glencore Xstrata Plc and Sumitomo Corporation have signed a binding agreement to acquire Rio Tinto’s 50.1% interest in the Clermont thermal coal mine in Queensland, Australia.

Consolidation among suppliers in the mining industry has led to a stronger bargaining position among mining companies vis-à-vis steel producers. As we are vertically integrated in both the “upstream” and “downstream” sides of the mining and steel segments, we are not as affected by consolidation among suppliers as some of our competitors.

Price trends for products

Coking coal and steam coal

Average contract prices for premium hard coking coal in calendar year 2011 were $289 per tonne (FOB Australia), up from $191 per tonne (FOB Australia) in calendar year 2010, according to CRU. At the beginning of 2011, hard coking coal spot prices increased sharply to $350 per tonne (FOB Australia) due to supply disruptions caused by heavy floods in Queensland, Australia, according to CRU. Since then, coal supply has normalized and spot prices decreased to $305 per tonne in June 2011, according to CRU. In the final quarter of 2011, the price declined sharply to $235 per tonne in November, according to CRU. In the first quarter of 2012, the contract price was set at $235 per tonne, while spot prices declined from $219 per tonne (FOB Australia) in January to $210 per tonne (FOB Australia) in March due to sluggish demand, according to CRU. As a result, the contract price for the second quarter of 2012 was reduced to $210 per tonne. Nevertheless, industrial actions at BMA operated mines led to an increase in spot prices to $224 per tonne in June, and the contract price for third quarter was settled at $225 per tonne, according to CRU. In the third quarter of 2012, the spot market for hard coking coal became oversupplied and the price declined sharply to $140 per tonne (FOB Australia) in September. As a result, the contract price for the last quarter of 2012 was set at $170 per tonne, according to CRU. The supply-side has been forced to react to significantly lower prices and output reductions occurring in China, the United States and Australia. Furthermore, demand strengthened and spot prices increased to $157 per tonne (FOB Australia) in December 2012, according to CRU. In 2013, metallurgical coal market has been facing significant challenges. According to CRU, in the first quarter of 2013 contract prices fell to $165 (FOB Australia), and spot prices rose in January-February to $173 per tonne (FOB Australia) due to robust import demand and restocking activity in China. Upward momentum of spot prices led contract prices to rise in the second quarter to $172 per tonne (FOB Australia), according to CRU. Since March spot prices began to fall and declined to $131 per tonne in July due to Chinese import demand shrunk. At the same time, seaborne availability has bounced higher and the supply and demand balance has loosened. In the third quarter of 2013, the contract price was set at $145 per tonne while spot prices rose in August and September to $152 per tonne due to improved buying activity from mills and traders in both Chinese and non-Chinese markets and production cuts in the United States, according to CRU. Higher spot prices allowed producers to increase contract price in the fourth quarter to $152 per tonne (FOB Australia). In October oversupply in the international market continued and spot prices declined from $147 per tonne in October to $135 per tonne (FOB Australia) in December, according to CRU.

In the first six months of 2011, spot prices for steam coal fluctuated around 2010 year-end levels, according to Platts. The spot price for steam coal was $123 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in June 2011, according to Platts. In the final quarter of 2011, steam coal spot prices decreased to $111 per tonne in December, according to Platts. During the first half of 2012, steam coal spot prices declined from $106 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in January to $87 per tonne in June, according to Platts. In the second half of 2012, spot prices for steam coal were generally stable fluctuating around $90 per tonne, according to Platts. In the first half of 2013, spot prices for steam coal declined from $86 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in January to $75 per tonne in June, according to Platts, due to a global seaborne supply surplus as major producers continued to ramp up production. According to Platts, in the second half of the year steam coal spot prices began to rise from $75.5 per tonne (CIF Amsterdam/Rotterdam/Antwerp) in July to $84 per tonne in December due to improving economic fundamentals in Europe and China and the supply cuts in Australia.

Iron ore

In the first six months of 2011, iron ore prices continued their surge as a result of strong Chinese demand. In the fourth quarter of 2011, iron ore spot prices began to decline reaching the bottom at $130 per dry metric tonne (62% Fe, CFR China) in December. During the first half of 2012, prices adjusted upwards and were generally stable fluctuating around $139 per dry metric tonne (62% Fe, CFR China), according to CRU. In the third quarter of 2012, spot prices for iron ore fell to $106 per dry metric tonne (62% Fe, CFR China) in September due to weak steel market in China and intensified destocking of steel-making raw materials at mills. Tighter supplies, combined with an uptick in interest from China, triggered increases for iron ore prices to $132 per dry metric tonne (62% Fe, CFR China) in December 2012, according to CRU. At the beginning of 2013, iron ore spot prices rose and reached $158 per dry metric tonne (62% Fe, CFR China) in February, according to CRU. The price increase was supported by restocking activities as well as seaborne supply tightness. In March iron ore prices started to correct downwards. During the second quarter there was a price decrease as steel demand remained weak with prices declining to $116 per dry metric tonne (62% Fe, CFR China) in June, according to CRU. In July-August prices rose to $137 per dry metric tonne (62% Fe, CFR China) due to Chinese government announcements in the third quarter of 2013 which boosted steel demand. The rest of the year spot prices were supported by strong demand from Chinese mills and fluctuated around $134 per dry metric tonne (62% Fe, CFR China), according to CRU. Average spot prices in 2013 were $136 per dry metric tonne (62% Fe, CFR China), up from $129 per dry metric tonne in 2012, according to CRU. Average contract prices for iron ore in calendar year 2013 were $123 per dry metric tonne (Southern System fines, 64% elemental iron, FOB Brazil), up from $118 per dry metric tonne in 2012, according to CRU.

Coke

In the first six months of 2011, prices for coke increased rapidly and then adjusted downwards, following the trend in the coking coal price. The export price for Chinese coke was $380 per tonne (12.5% ash, FOB basis) in December 2011, according to CRU, while the Russian domestic price for coke was 10,442 rubles per tonne (including VAT, FCA basis), according to Metal-Courier. Throughout 2012, Russian domestic prices for coke were decreasing due to sluggish demand and falling coking coal prices and reached 7,588 rubles per tonne (including VAT, FCA basis) in December, according to Metal-Courier. The export price for Chinese coke also declined from $370 per tonne (12.5% ash, FOB basis) in January to $265 per tonne (12.5% ash, FOB basis) in December, according to CRU. In January 2013, the export price for Chinese coke corrected upwards to $290 per tonne (12.5% ash, FOB basis) but then started to decrease, because Chinese coke producers flooded the market with low cost material after the cancellation of the export duty, and reached $230 per tonne (12.5% ash, FOB basis) in July, according to CRU. The strengthening in coke prices in August-September to $245 per tonne (12.5% ash, FOB basis) has been purely cost-driven with demand playing no part in this upward trend. In the last quarter of 2013, the export price for Chinese coke shifted higher to $258 per tonne (12.5% ash, FOB basis), primarily due to the strength of the Chinese domestic coke market, according to CRU. Russian domestic price for coke was stable in the first four months of 2013 and constituted 7,573 rubles per tonne (including VAT, FCA basis) but then started to decline to 6,274 rubles per tonne (including VAT, FCA basis) in October, according to

Metal-Courier. The main reasons for the price drop were falling coking coal prices, weak demand in the Russian market and increased competition from China in foreign markets. In November-December 2013, Russian domestic coke price saw a minor uptick to 6,382 rubles per tonne (including VAT, FCA basis) due to rising coke prices for exports, according to Metal-Courier.

Steel

Average annual prices for steel products in 2011 reached $750 per tonne for rebar in the Russian domestic market and $635 per tonne for square billets (Russian export), according to Metal-Courier. In 2012, steel prices were lower as compared to 2011. The Russian domestic price for rebar declined to $707 (-6% year-on-year) per tonne and the export price for square billets declined to $564 (-11% year-on-year) per tonne in 2012, according to Metal-Courier. The next year prices continued to decline. In consequence of competition the Russian domestic price for rebar declined to $601 (-15% year-on-year) per tonne and the export price for square billets declined to $509 (-10% year-on-year) per tonne as a result of decreased scrap prices and low demand in 2013, according to Metal-Courier.

Ferrosilicon

Ferrosilicon prices were relatively stable during the first nine months of 2011, according to TEX. Prices decreased in the final quarter of 2011 due to decreased demand in China and in international markets. Ferrosilicon prices declined to $1,400 per tonne (75% Si, CIF Japan) at the end of 2011, according to TEX (spot deals with Chinese suppliers). In the second quarter of 2012, ferrosilicon prices increased to $1,435 per tonne (75% Si, CIF Japan) in April and then began to fall due to slow demand and reached $1,330 per tonne (75% Si, CIF Japan) in November. By the end of the year, ferrosilicon prices grew to $1,378 per tonne (75% Si, CIF Japan) as electricity costs in China increased, according to TEX. Price dynamics in 2013 were the same as in 2012. The price peak was in March at $1,424 per tonne (75% Si, CIF Japan), according to TEX. By the end of the year prices dropped to $1,370 per tonne (75% Si, CIF Japan), according to TEX.

Freight costs

During 2011-2013, ocean freight rates on the basic world routes remained volatile. In 2011, an average time-charter rate on Panamax type vessels amounted to $12,000-$15,000 per day. In 2012, ocean freight rates were generally weak with Panamax vessel time charter averages peaking only at a high of $13,877 per day and falling to a low of $3,389 per day with an annualized average of $7,684 per day. In 2013, the first three quarters were steady before a strong upsurge in rates in the fourth quarter. The average time-charter rate for the first three quarters was $7,934 per day, as compared to $14,233 per day for the fourth quarter. The main reason for this upsurge was the strong steam coal and grain demand in both Pacific and Atlantic markets. An increase in ocean freight rates in the future may be caused by the U.S. dollar falling against world currencies, an increase in world oil prices, as well as seasonal factors. Such an increase in ocean freight rates will affect our freight costs.

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

Results of Operations

The following table sets forth our consolidated statement of income data for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013		2012		2011
Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Revenue, net	8,576,431	100.0%	10,630,932	100.0%	12,287,327	100.0%
Cost of goods sold	(5,962,744)	(69.5)%	(7,323,467)	(68.9)%	(8,010,254)	(65.1)%

Gross profit	2,613,687	30.5%	3,307,465	31.1%	4,277,073	34.9%
Selling, distribution and operating expenses	(3,142,788)	(36.6)%	(3,730,194)	(35.1)%	(2,398,832)	(19.5)%

Operating (loss) income	(529,101)	(6.2)%	(422,729)	(4.0)%	1,878,241	15.3%
Other income and (expense), net	(981,653)	(11.4)%	(443,472)	(4.2)%	(680,556)	(5.5)%

(Loss) income from continuing operations, before income tax and discontinued operations	(1,510,754)	(17.6)%	(866,201)	(8.1)%	1,197,685	9.8%
Income tax expense	(53,642)	(0.6)%	(192,845)	(1.8)%	(366,212)	(3.0)%

Net (loss) income from continuing operations	(1,564,396)	(18.2)%	(1,059,046)	(10.0)%	831,473	6.8%
Loss from discontinued operations, net of income tax	(1,358,571)	(15.8)%	(605,839)	(5.7)%	(28,026)	(0.3)%

Net (loss) income	(2,922,967)	(34.1)%	(1,664,885)	(15.7)%	803,447	6.5%

Less: Net (income) loss attributable to non-controlling interests	(5,047)	(0.1)%	317	0.0%	(75,562)	(0.6)%
Net (loss) income attributable to shareholders of Mechel OAO	(2,928,014)	(34.1)%	(1,664,568)	(15.7)%	727,885	5.9%
Less: Dividends on preferred shares	(127)	0.0%	(79,056)	(0.7)%	(78,281)	(0.6)%

Net (loss) income attributable to common shareholders of Mechel OAO	(2,928,141)	(34.1)%	(1,743,624)	(16.4)%	649,604	5.3%

Year ended December 31, 2013 compared to year ended December 31, 2012

Net revenues

Consolidated revenues decreased by $2,054.5 million, or 19.3%, to $8,576.4 million in the year ended December 31, 2013 from $10,630.9 million in the year ended December 31, 2012.

The sales decrease was due to a decrease in sales prices across our major segments, as well as a decrease in sales volumes in our mining and steel segments.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Net Revenues by Segment	2013	2012
	(In thousands of U.S. dollars, except percentages)
Mining segment
To third parties	2,784,099	3,383,786
To ferroalloys segment	3,764	7,673
To power segment	48,253	44,801
To steel segment	473,184	575,362

Total	3,309,300	4,011,622

Steel segment
To third parties	4,956,215	6,421,540
To ferroalloys segment	2,825	2,209
To power segment	154,788	148,265
To mining segment	85,054	113,265

Total	5,198,882	6,685,279

Ferroalloys segment
To third parties	81,548	68,367
To power and mining segments	—	194
To steel segment	35,907	38,264

Total	117,455	106,825

Power segment
To third parties	754,568	757,239
To steel segment	313,211	317,826
To ferroalloys segment	33,370	30,314
To mining segment	89,056	80,398

Total	1,190,205	1,185,776

Eliminations	1,239,412	1,358,571

Consolidated revenues	8,576,431	10,630,932

% from mining segment	32.5%	31.8%
% from steel segment	57.8%	60.4%
% from ferroalloys segment	1.0%	0.6%
% from power segment	8.8%	7.1%

Mining segment

Our total mining segment sales decreased by $702.3 million, or 17.5%, to $3,309.3 million in the year ended December 31, 2013 from $4,011.6 million in the year ended December 31, 2012.

Coking coal concentrate sales to third parties decreased by $356.7 million, or 24.5%, to $1,096.3 million in the year ended December 31, 2013 from $1,453.0 million in the year ended December 31, 2012, as a result of sales prices decrease of $317.2 million and sales volumes decrease of $39.5 million. In 2013, international coal market was oversupplied. Spot prices for premium hard coking coal declined during the first half of 2013 and dropped to a low of $131 per tonne (FOB Australia) in July, according to Platts. In the third quarter of 2013, spot prices rose to $152 per tonne due to improved buying activity from both Chinese and non-Chinese markets. In the fourth quarter of 2013, oversupply in the international market continued and spot prices declined to $135 per tonne (FOB Australia) in December 2013. In general, spot prices in 2013 decreased by 23% in comparison with

2012. Hard coking coal contract prices were also depressed by weak market conditions in 2013. In the first quarter of 2013, contract prices fell to $165 per tonne (FOB Australia). The second quarter of 2013 was characterized by moderate increase in contract prices to $172 per tonne (FOB Australia). In the third and fourth quarters of 2013, contract prices were set at $145 per tonne and $152 per tonne (FOB Australia), respectively.

The volume of coking coal concentrate sold to third parties decreased by 244 thousand tonnes, or 2.7%, to 8,713 thousand tonnes in the year ended December 31, 2013 from 8,957 thousand tonnes in the year ended December 31, 2012. The decrease in sales volumes of coking coal in 2013 was mainly caused by decreased sales from Southern Kuzbass Coal Company and Bluestone as a result of lower production volumes of coal due to inexpediency of coking coal production under then existing level of sales prices.

The volume of coking coal sold to third parties increased at Yakutugol and decreased at Southern Kuzbass Coal Company and Bluestone. Yakutugol’s coking coal sales volumes increased by 776 thousand tonnes, or 16%, to 5,679 thousand tonnes in the year ended December 31, 2013 from 4,903 thousand tonnes in the year ended December 31, 2012. Southern Kuzbass Coal Company’s coking coal sales volumes decreased by 730 thousand tonnes, or 29%, to 1,821 thousand tonnes in the year ended December 31, 2013 from 2,551 thousand tonnes in the year ended December 31, 2012. Bluestone’s coking coal sales volumes to third parties decreased by 288 thousand tonnes, or 19%, to 1,214 thousand tonnes in the year ended December 31, 2013 from 1,502 thousand tonnes in the year ended December 31, 2012.

Coke sales to third parties (including to Southern Urals Nickel Plant, which is classified as discontinued operations) decreased by $149.2 million, or 40.9%, to $215.5 million in the year ended December 31, 2013 from $364.7 million in the year ended December 31, 2012, as a result of sales prices decrease of $54 million and sales volume decrease of $95.2 million. The decrease in sales prices was driven by the decrease in the price of coking coal, the key raw material in the production of coke. Coke sales volume decreased both in domestic and export markets. The sales volume decrease in domestic market was as a consequence of the suspension of operations at Southern Urals Nickel Plant in the fourth quarter of 2012, and no coke sales were made to Southern Urals Nickel Plant in 2013. Export sales of coke decreased as a result of both drop in market prices and lower production volumes of relevant quality coke caused by the reduction of high-quality coking coal production.

Coke supplied to the steel segment decreased by $127.6 million, or 25%, to $382.3 million in the year ended December 31, 2013 from $509.9 million in the year ended December 31, 2012. The decrease was due to a decrease in sales prices of $75.4 million and a decrease in sales volume of $52.2 million. Coke sales volume from Mechel Coke to Chelyabinsk Metallurgical Plant decreased by 220 thousand tonnes, or 10%, from 2,149 thousand tonnes in the year ended December 31, 2012 to 1,929 thousand tonnes in the year ended December 31, 2013 as a result of the lower demand due to decrease in pig iron production volumes.

Chemical products sales to third parties decreased by $8.2 million, or 10.8%, to $67.7 million in the year ended December 31, 2013 from $75.9 million in the year ended December 31, 2012, mainly as a result of a decrease in sales volume. Sales volume decreased mainly due to the reduction of chemical products production volumes in line with the reduction of coke production volumes.

Anthracite and PCI sales to third parties decreased by $15.3 million, or 2.1%, to $696.5 million in the year ended December 31, 2013 from $711.8 million in the year ended December 31, 2012, as a result of sales prices decrease of $129.8 million that was significantly offset by an increase of $114.6 million in sales volumes. Sales prices decreased due to the drop in the price of coking coal, the key raw material in the production of anthracite and PCI. Sales volume increased due to our increasing production volumes of PCI instead of steam coal.

Steam coal sales to third parties decreased by $33.9 million, or 23.6%, to $109.5 million in the year ended December 31, 2013 from $143.4 million in the year ended December 31, 2012, as a result of sales volume decrease of $25.6 million and sales price decrease of $8.3 million. Overall, steam coal prices movement corresponded to downward trend of coking coal prices during 2013. The decrease in sales volumes was mainly due to continued realization of our strategy of increasing PCI production and sales instead of steam coal.

Steam coal supplied to the power and ferroalloys segments increased by $2.1 million, or 10.4%, to $22.3 million in the year ended December 31, 2013 from $20.2 million in the year ended December 31, 2012, as a result of sales volume increase of $2.3 million that was partially offset by sales prices decrease of $0.2 million. Sales of steam coal from Southern Kuzbass Coal Company to Southern Kuzbass Power Plant increased by 108 thousand tonnes, or 15%, from 717 thousand tonnes in the year ended December 31, 2012 to 825 thousand tonnes in the year ended December 31, 2013 as consequences of increased electricity production caused by power demand in the Kemerovo region.

Sales of iron ore to third parties decreased by $32.8 million, or 7.4%, to $411.9 million in the year ended December 31, 2013 from $444.7 million in the year ended December 31, 2012, as a result of sales volume decrease of $50.2 million that was partially offset by an increase of $17.4 million in sales prices. The year average spot iron ore price (63.5% Fe dry, CIF) increased by 3% from $135 per tonne in the year ended December 31, 2012 to $139 per tonne in the year ended December 31, 2013, according to CRU. Iron ore sales volume decreased by 469 thousand tonnes, or 11%, from 4,157 thousand tonnes in the year ended December 31, 2012 to 3,688 thousand tonnes in the year ended December 31, 2013, at the same time iron ore sales in the domestic market increased by 31% while iron ore sales in the export market decreased by 29%. The main reason for such sales re-orientation was the increase in demand from major domestic customers (such as Evraz).

Supplies of iron ore to the steel segment increased by $26.5 million, or 131.8%, to $46.6 million in the year ended December 31, 2013 from $20.1 million in the year ended December 31, 2012, as a result of $10.6 million increase in sales prices and $15.9 million increase in sales volumes. Sales volumes increased because of the increased share of iron ore consumed at Chelyabinsk Metallurgical Plant which was produced by Korshunov Mining Plant from 3.2% in the year ended December 31, 2012 to 8.2% in the year ended December 31, 2013 as a result of substitution of external supplies. In 2013, sales prices increase corresponded to the world market upward trend: the average iron ore spot prices increased by 5% in comparison with 2012.

Excluding intersegment sales, export sales remained stable at the level of 70.9% of mining segment sales in the year ended December 31, 2013, compared to 71.2% in the year ended December 31, 2012.

Steel segment

Our steel segment revenues decreased by $1,486.4 million, or 22.2%, to $5,198.9 million in the year ended December 31, 2013 from $6,685.3 million in the year ended December 31, 2012. The decrease in third-party sales volume was due to the disposal of the Romanian subsidiaries and cessation of purchases and resale of products from the related metallurgical plants in 2013. In 2013, steel segment sales in domestic and export markets had different trends: demand in our export market was soft due to unstable economic and political conditions, while demand in our domestic market was relatively strong. Consumption of steel products in Russia increased by 1.3% in the year ended December 31, 2013 to 45.7 million tonnes from 45.1 million tonnes in the year ended December 31, 2012, according to Metal Expert.

Semi-finished products sales decreased by $527.5 million, or 58.8%, to $369.7 million in the year ended December 31, 2013 from $897.2 million in the year ended December 31, 2012, as a result of a decrease of $13.6 million in sales prices and a decrease of $513.9 million in sales volumes. Sales prices decreased due to a decrease in the world prices for billets: the average price for square billet, FOB Black Sea, decreased by 10% to $509 per tonne in the year ended December 31, 2013 from $564 per tonne in the year ended December 31, 2012, according to Metal Expert. The decrease in third-party sales volume was due to the increase in consumption within steel segment and reduction of sales volume of semi-finished products purchased from the related metallurgical plants.

Other long products sales decreased by $96.1 million, or 10.4%, to $827.6 million in the year ended December 31, 2013 from $923.7 million in the year ended December 31, 2012, as a result of a decrease of $37.7 million in sales prices and a decrease of $58.4 million in sales volumes. The decrease in sales prices was mainly driven by the decrease in the prices of steel-making raw materials (iron ore, coking coal etc.) as well as by the decrease in world demand. Sales volumes decreased due to the disposal of the Romanian subsidiaries and the decrease in sales volume of products purchased from the related metallurgical plants.

Other flat products sales decreased by $97.1 million, or 19.9%, to $391.8 million in the year ended December 31, 2013 from $488.9 million in the year ended December 31, 2012, as a result of a decrease of $17.1 million in sales prices and a decrease of $80.0 million in sales volumes. The decrease in sales prices was driven by a decrease in domestic and export prices during 2013: annual average price for hot-rolled coil (Russia exports, FOB Black Sea) decreased by 5% to $549 per tonne in the year ended December 31, 2013 from $578 per tonne in the year ended December 31, 2012, according to Metal Expert. The sales volume decreased due to reduction of sales volume of other flat products purchased from the related metallurgical plants.

Wire sales decreased by $113.8 million, or 19.2%, to $479.4 million in the year ended December 31, 2013 from $593.2 million in the year ended December 31, 2012, as a result of a decrease of $33.3 million in sales prices and a decrease of $80.4 million in sales volumes. The decrease in sales prices was driven by the decrease in the prices of wire rod, which is the main input for wire production, as well as by the decrease in world demand. Sales volumes decreased due to the disposal of the Romanian subsidiaries.

Rebar sales decreased by $249.5 million, or 14.8%, to $1,439.8 million in the year ended December 31, 2013 from $1,689.4 million in the year ended December 31, 2012, as a result of a decrease of $137.8 million in sales prices and a decrease of $111.8 million in sales volumes. In 2013, the Russian domestic price for rebar declined by 15% to $601 per tonne from $707 per tonne in 2012, according to Metal-Courier. Sales volumes decreased due to the disposal of the Romanian subsidiaries and the revised strategy focusing on sales of key products in our European trading subsidiaries.

Steel pipes sales decreased by $78.6 million, or 30.1%, to $182.4 million in the year ended December 31, 2013 from $261.0 million in the year ended December 31, 2012, as a result of a decrease of $6.2 million in sales prices and a decrease of $72.4 million in sales volumes. The sales volume decreased due to reduction of sales volume of products purchased from the related metallurgical plants. The price decreased due to the weakening demand in the Russian market as well as in the European and Asian markets.

Pig iron sales decreased by $41.0 million, or 37.3%, to $69.1 million in the year ended December 31, 2013 from $110.1 million in the year ended December 31, 2012, as a result of a decrease of $11.8 million in sales prices and a decrease of $29.3 million in sales volumes. The decrease in third-party sales was due to the increase in consumption within steel segment.

Stampings sales decreased by $39.5 million, or 13.6%, to $250.2 million in the year ended December 31, 2013 from $289.7 million in the year ended December 31, 2012, as a result of a decrease of $15.8 million in sales prices and a decrease of $23.7 million in sales volumes. The decrease in sales prices was driven by the decrease in domestic prices during 2013 as a result of weakening demand. The decrease in sales volume was due to lack of demand from the key consuming industries (engineering and transport industries).

Sales of non-core products and services decreased by $191.2 million, or 47.0%, to $215.5 million in the year ended December 31, 2013 from $406.7 million in the year ended December 31, 2012, due to the decrease in scrap metal sales and services to the related metallurgical plants.

Excluding intersegment sales, export sales were 17.6% of steel segment sales in the year ended December 31, 2013, compared to 22.0% in the year ended December 31, 2012. The proportion of our export sales decreased due to the weakening demand in the European markets in 2013 and lower export sales in Middle East and Asia as a result of the discontinued purchases from the related metallurgical plants in 2013. The export sales in the Middle East market decreased by 62.7% and the export sales in the Asian market decreased by 45.4%.

Ferroalloys segment

Ferrosilicon sales to third parties increased by $11.4 million, or 17.4%, to $77.0 million in the year ended December 31, 2013 from $65.6 million in the year ended December 31, 2012, as a result of an increase of $18.4 million in sales volumes which was partially offset by a decrease of $7.0 million in sales prices. Sales prices decreased due to a decrease in the price of ferrosilicon in Russia, which was related to weakening demand. Increase in sales volumes was due to the increase in export sales to the Asian market following the growth of demand.

Ferrosilicon supplies to the steel segment decreased by $4.6 million, or 11.3%, to $35.7 million in the year ended December 31, 2013 from $40.3 million in the year ended December 31, 2012, as a result of a decrease of $6.8 million in sales prices which was partially offset by an increase of $2.2 million in sales volumes. The increase in sales volumes was due to the increase in stainless steel production volumes in our steel segment by 11.1% in the year ended December 31, 2013.

Excluding intersegment sales, export sales share increased and constituted 42.5% of ferroalloys segment sales in the year ended December 31, 2013, compared to 18.4% in the year ended December 31, 2012. The increase in the proportion of our export sales was mainly due to the strong demand for ferrosilicon on the Japanese market as well as the trial supplies to the Ukrainian and United States markets.

Power segment

Our power segment revenues increased by $4.4 million, or 0.4%, to $1,190.2 million in the year ended December 31, 2013 from $1,185.8 million in the year ended December 31, 2012.

Electricity sales to third parties increased by $1.8 million, or 0.3%, to $673.1 million in the year ended December 31, 2013 from $671.3 million in the year ended December 31, 2012, as a result of an increase of $17.8 million in sales prices which was mostly offset by a decrease of $16.0 million in sales volumes. Sales prices increased as a result of further liberalization of government constrains on sales prices in the Russian electricity market. The decrease in sales volumes occurred as a result of the reduction in demand due to the weakness of the steel market.

Other revenue, which consists mostly of heat energy, decreased by $4.4 million, or 5.2%, to $81.5 million in the year ended December 31, 2013 from $85.9 million in the year ended December 31, 2012, due to the decrease in revenue following the disposal of Nytva-Energo, a heat energy producer, in October 2012.

Intersegment sales increased by $7.1 million, or 1.7%, to $435.6 million in the year ended December 31, 2013 from $428.5 million in the year ended December 31, 2012, as a result of the increase in electricity sales volumes to the mining segment.

Southern Kuzbass Power Plant contributed $18.1 million to the power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2013 compared to $11.5 million contributed by Southern Kuzbass Power Plant and Mechel Energo in the year ended December 31, 2012.

Cost of goods sold and gross margin

The consolidated cost of goods sold was 69.5% of consolidated revenues in the year ended December 31, 2013, as compared to 68.9% of consolidated revenues in the year ended December 31, 2012, resulting in a decrease in consolidated gross margin to 30.5% in the year ended December 31, 2013 from 31.1% for the year ended December 31, 2012. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2012 and 2011, including as a percentage of segment revenues.

	Year Ended December 31, 2013		Year Ended December 31, 2012
Cost of Goods Sold and Gross Margin by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	1,841,770	55.7%	2,128,272	53.1%
Gross margin	1,467,530	44.3%	1,883,350	46.9%
Steel segment
Cost of goods sold	4,378,584	84.2%	5,644,054	84.4%
Gross margin	820,298	15.8%	1,041,224	15.6%
Ferroalloys segment
Cost of goods sold	94,430	80.4%	77,457	72.5%
Gross margin	23,025	19.6%	29,368	27.5%
Power segment
Cost of goods sold	884,423	74.3%	879,834	74.2%
Gross margin	305,782	25.7%	305,943	25.8%

Mining segment

Mining segment cost of goods sold decreased by $286.5 million, or 13.5%, to $1,841.8 million in the year ended December 31, 2013 from $2,128.3 million in the year ended December 31, 2012. The mining segment’s gross margin percentage decreased to 44.3% in the year ended December 31, 2013 from 46.9% in the year ended December 31, 2012.

The decrease in the mining segment’s gross margin percentage is explained by the decrease in coking coal, anthracite and PCI and iron ore FCA sales prices in the export and domestic markets by 27.1%, 12.9% and 12.4%, respectively.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company decreased by $3.4 per tonne, or 8.3%, from $40.8 in the year ended December 31, 2012 to $37.4 in the year ended December 31, 2013, mainly due to:

•	a decrease in other production services by $2.0 per tonne due to the curtailment of repairs and reduction in drilling and blasting operations; and

•	a decrease in raw materials expenses by $1.5 per tonne caused by the decrease in explosive materials consumption due to a decline in mining excavation.

Production cash costs of coal at Yakutugol increased by $1.7 per tonne, or 5.5%, from $31.8 in the year ended December 31, 2012 to $33.5 in the year ended December 31, 2013, mainly due to the increase in raw materials expenses driven by the growth of fuel prices and increase in personnel expenses caused by annual indexation by 8.3% and 8.8%, respectively.

Coke production cash costs decreased by 21.5% at Moscow Coke and Gas Plant and by 20.8% at Mechel Coke following the decrease in coking coal concentrate purchase prices.

Average production cash costs for coal produced by the Bluestone companies decreased by 9.1%, mainly due to the decrease of 15.9% in personnel expenses following the dismissal of production personnel caused by the cutback of production activities.

Production cash costs of iron ore increased by 12.0% due to the increase in drilling operation and personnel expenses by 35.3% and 21.7%, respectively.

Steel segment

Steel segment cost of goods sold decreased by $1,265.5 million, or 22.4%, to $4,378.6 million in the year ended December 31, 2013 from $5,644.1 million in the year ended December 31, 2012. Steel segment cost of goods sold was 84.2% of the segment’s revenues in the year ended December 31, 2013, as compared to 84.4% in the year ended December 31, 2012. The increase in gross margin from 15.6% to 15.8% is primarily explained by the disposal of the Romanian subsidiaries, which had sales of steel products with negative gross margin.

Ferroalloys segment

Ferroalloys segment cost of goods sold increased by $17.0 million, or 21.9%, to $94.4 million in the year ended December 31, 2013 from $77.5 million in the year ended December 31, 2012. Ferroalloys segment cost of goods sold was 80.4% of the segment’s revenues in the year ended December 31, 2013, as compared to 72.5% in the year ended December 31, 2012, resulting in a decrease in gross margin from 27.5% to 19.6%. The increase in cost of sales in absolute amounts is attributable to the increase in ferrosilicon sales volumes to third parties and group companies by 19.5% following the strong demand for ferrosilicon as well as the increase in purchase price of raw and other materials (quartzite and steel chip) and electricity costs. In addition, the decrease in sales prices for ferrosilicon led to the deterioration of the segment gross profit margin.

Power segment

Power segment cost of goods sold increased by $4.6 million, or 0.5%, to $884.4 million in the year ended December 31, 2013 from $879.8 million in the year ended December 31, 2012. Power segment gross margin percentage decreased to 25.7% in the year ended December 31, 2013 from 25.8% in the year ended December 31, 2012.

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

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2013 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,373	37	275,953
Coal — Southern Kuzbass Coal Company — intersegment sales	1,731	37	64,853
Coal — Yakutugol — sales to third parties	9,025	34	302,550
Coal — Yakutugol — intersegment sales	0	34	0
Coal — Bluestone — sales to third parties	1,765	88	155,904
Coal — Bluestone — intersegment sales	0	88	0

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Iron ore — Korshunov Mining Plant — sales to third parties	3,688	50	184,746
Iron ore — Korshunov Mining Plant — intersegment sales	0	50	0
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	665	221	147,252
Coke — Moscow Coke and Gas Plant — intersegment sales	0	221	0
Coke — Mechel Coke — sales to third parties(2)	347	161	55,805
Coke — Mechel Coke — intersegment sales	1,936	161	311,083
Depreciation			212,558
Depletion			83,267
Write-down of inventory to their net realizable value			6,017
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			11,535
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			30,318

Total mining segment cost of sales			1,841,770

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $7, or 3%, at Moscow Coke and Gas Plant in the year ended December 31, 2013.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $20, or 12%, at Mechel Coke in the year ended December 31, 2013.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of $20.1 million in the year ended December 31, 2013.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2012 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,534	41	307,348
Coal — Southern Kuzbass Coal Company — intersegment sales	698	41	28,462
Coal — Yakutugol — sales to third parties	8,435	32	268,097
Coal — Yakutugol — intersegment sales	0	32	0
Coal — Bluestone — sales to third parties	1,981	97	192,637
Coal — Bluestone — intersegment sales	0	97	0
Iron ore — Korshunov Mining Plant — sales to third parties	4,157	45	185,867
Iron ore — Korshunov Mining Plant — intersegment sales	251	45	11,223
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	925	245	226,538
Coke — Moscow Coke and Gas Plant — intersegment sales	2	245	435
Coke — Mechel Coke — sales to third parties(2)	420	183	76,881
Coke — Mechel Coke — intersegment sales	2,158	183	395,059
Depreciation			201,729
Depletion			92,767
Write-down of inventory to their net realizable value			18,399
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			53,409
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			69,421

Total mining segment cost of sales			2,128,272

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $6, or 2%, at Moscow Coke and Gas Plant in the year ended December 31, 2012.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $20, or 11%, at Mechel Coke in the year ended December 31, 2012.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of $22.1 million in the year ended December 31, 2012.

Selling, distribution and operating expenses

Selling, distribution and operating expenses decreased by $587.4 million, or 15.7%, to $3,142.8 million in the year ended December 31, 2013 from $3,730.2 million in the year ended December 31, 2012, as a result of a decrease in provisions for amounts due from related parties in the mining and steel segments and impairment of goodwill and long-lived assets in the steel and ferroalloys segments which was partially offset by an increase in selling and distribution expenses in the mining, ferroalloys and power segments. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 36.6% in the year ended December 31, 2013 from 35.1% in the year ended December 31, 2012, mainly due to an increase in transportation tariffs and change in structure of export sales from the European customers to Asia. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on the write off of property, plant and equipment, provision for doubtful accounts, amounts due from related parties, impairment of goodwill and long-lived assets and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2013 and 2012, including as a percentage of segment revenues.

	Year Ended December 31, 2013		Year Ended December 31, 2012
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	956,079	28.9%	869,592	21.7%
Taxes other than income tax	82,837	2.5%	71,987	1.8%
Allowance for doubtful accounts	8,771	0.3%	4,583	0.1%
Accretion expense	3,834	0.1%	3,075	0.1%
Provision for amounts due from related parties	1,566	0.0%	22,668	0.6%
Loss on write off of property, plant and equipment	16,932	0.5%	7,289	0.2%
Impairment of goodwill and long-lived assets	5,658	0.2%	—	0.0%
General, administrative and other operating expenses	266,779	8.1%	259,274	6.5%

Total	1,342,456	40.6%	1,238,468	30.9%

Steel segment
Selling and distribution expenses	504,821	9.7%	584,527	8.7%
Taxes other than income tax	41,346	0.8%	43,109	0.6%
Loss on write off of property, plant and equipment	896	0.0%	2,163	0.0%
Impairment of goodwill and long-lived assets	4,509	0.1%	378,462	5.7%
Provision for amounts due from related parties	698,975	13.4%	896,445	13.4%
Accretion expense	1,066	0.0%	1,172	0.0%
Allowance (recovery of allowance) for doubtful accounts	(2,303)	0.0%	6,704	0.1%
General, administrative and other operating expenses	209,087	4.0%	248,528	3.7%

Total	1,458,397	28.1%	2,161,110	32.3%

	Year Ended December 31, 2013		Year Ended December 31, 2012
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Ferroalloys segment
Selling and distribution expenses	10,269	8.7%	8,654	8.1%
Taxes other than income tax	2,601	2.2%	1,362	1.3%
Loss on write off of property, plant and equipment	—	0.0%	590	0.6%
Impairment of goodwill and long-lived assets	—	0.0%	23,893	22.4%
Provision for amounts due from related parties	854	0.7%	—	0.0%
Allowance for doubtful accounts	164	0.1%	8,854	8.3%
Accretion expense	50	0.0%	53	0.0%
General, administrative and other operating expenses	9,570	8.1%	12,580	11.8%

Total	23,508	20.0%	55,986	52.4%

Power segment
Selling and distribution expenses	254,135	21.4%	251,256	21.2%
Taxes other than income tax	1,875	0.2%	2,215	0.2%
Loss on write off of property, plant and equipment	—	0.0%	5	0.0%
Impairment of goodwill and long-lived assets	28,143	2.4%	—	0.0%
Provision for amounts due from related parties	12,786	1.1%	—	0.0%
Allowance for doubtful accounts	3,023	0.3%	6,706	0.6%
Accretion expense	65	0.0%	68	0.0%
General, administrative and other operating expenses	18,401	1.5%	14,381	1.2%

Total	318,427	26.8%	274,631	23.2%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $86.5 million, or 9.9%, to $956.1 million in the year ended December 31, 2013 from $869.6 million in the year ended December 31, 2012, mainly due to the increase in anthracite and PCI sales volumes by 16.1%. As a percentage of mining segment revenues, selling and distribution expenses increased from 21.7% to 28.9% due to a decrease of 17.7% in sales revenue from sales to third parties and simultaneous increase of 9.6% in selling and distribution expenses.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax increased by $10.9 million, or 15.1%, to $82.8 million in the year ended December 31, 2013 from $72.0 million in the year ended December 31, 2012. The increase was due to the charge of property tax on major parts of the rail line to the Elga coal deposit in the amount of $8.5 million.

Allowance for doubtful accounts increased by $4.2 million to $8.8 million in the year ended December 31, 2013 from $4.6 million in the year ended December 31, 2012, due to the increase in outstanding accounts receivable at the end of 2013. In accordance with our accounting policy, we apply specific rates to overdue accounts receivable depending on the history of cash collections and future expectations of conditions that might impact the collectibility.

Provisions for amounts due from related parties decreased by $21.1 million to $1.6 million in the year ended December 31, 2013 from $22.7 million in the year ended December 31, 2012. Based on our future expectations we made a provision for the advances issued to the related metallurgical plants. See note 9 to the consolidated financial statements.

Loss on write off of property, plant and equipment increased by $9.6 million, or 132%, to $16.9 million in the year ended December 31, 2013 from $7.3 million in the year ended December 31, 2012, due to the increase in property, plant and equipment objects that are not planned for further use in production process at Yakutugol and Southern Kuzbass Coal Company.

In 2013, as a result of the impairment of goodwill analysis we recognized the impairment loss in the amount of $5.7 million for the year ended December 31, 2013. Impairment of goodwill analysis is made on an annual basis. No impairment loss was recognized in 2012. See note 23 to the consolidated financial statements.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses increased by $7.5 million, or 2.9%, to $266.8 million in the year ended December 31, 2013 from $259.3 million in the year ended December 31, 2012, mainly as a result of accrual for third parties claim against our subsidiaries. Salaries and related social taxes decreased by $2.6 million, or 1.7%, to $148.9 million in the year ended December 31, 2013 from $151.5 million in the year ended December 31, 2012, mainly as a result of the decrease in payroll due to the reduction of administrative personnel in the segment companies. Legal and consulting fees and insurance services increased by 0.3% to $13.1 million in the year ended December 31, 2013 from $13.0 million in the year ended December 31, 2012. Rent and maintenance, business travel expenses, bank charges and office expenses increased by 3% to $33 million in the year ended December 31, 2013 from $32.0 million in the year ended December 31, 2012. Social expenses increased by $2.2 million, or 73.1%, to $5.2 million in the year ended December 31, 2013 from $3.0 million in the year ended December 31, 2012, mainly as a result of a decline in pension obligations at Yakutugol. Other administrative and operating expenses increased by $7.0 million, mainly due to the accrual for fines and penalties paid by Yakutugol to customers for failure to meet coal quality requirements under the supply contracts in the amount of $4.4 million. No such expenses were recognized in 2012.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by $79.7 million, or 13.6%, to $504.8 million in the year ended December 31, 2013 from $584.5 million in the year ended December 31, 2012, mainly due to a decrease in export sales volumes by 38.4%. As a percentage of steel segment revenues, selling and distribution expenses increased to 9.7% in the year ended December 31, 2013 from 8.7% in the year ended December 31, 2012. The increase was due to the decrease in sales prices for all our products.

Taxes other than income tax include property and land taxes and other taxes. These taxes decreased by $1.8 million, or 4.1%, to $41.3 million in the year ended December 31, 2013 from $43.1 million in the year ended December 31, 2012. As a percentage of segment revenues, these taxes increased from 0.6% to 0.8%. Property and land taxes decreased by $1.3 million, or 3.6%, to $34.1 million in the year ended December 31, 2013 from $35.3 million in the year ended December 31, 2012, mainly due to ruble depreciation of 2.4%.

Allowance for doubtful accounts decreased by $9.0 million, or 134.4%, resulting in a $2.3 million income in the year ended December 31, 2013 from $6.7 million expenses in the year ended December 31, 2012, due to the decrease in outstanding doubtful accounts as of December 31, 2013, as well as the collection of certain accounts receivable provided for as of December 31, 2012.

Provision for amounts due from related parties decreased by $197.5 million, or 22.0%, to $699.0 million in the year ended December 31, 2013 from $896.4 million in the year ended December 31, 2012, due to the following:

•

in 2012, based on our future expectations in relation to the recoverability of trade and other balances from the related metallurgical plants and fair value of the assets pledged as security under the Estar

Loan Agreement we made a provision of $896.4 million for these balances; and

•	in 2013, based on our estimates of future cash inflows of trade balances and prepayments from the related metallurgical plants and Metallurg-Trust we recognized a provision of $699.0 million for these balances.

Loss on write off of property, plant and equipment decreased by $1.3 million, or 58.6%, to $0.9 million in the year ended December 31, 2013 from $2.2 million in the year ended December 31, 2012, due to the decrease in the amount of idled property, plant and equipment written off by our steel production subsidiaries.

Impairment of goodwill and long-lived assets decreased by $373.9 million, or 98.8%, to $4.5 million in the year ended December 31, 2013 from $378.5 million in the year ended December 31, 2012, due to the following:

•	in 2012, we recognized impairment of goodwill and long-lived assets in relation to our Romanian subsidiaries, Mechel Nemunas and Cognor Stahlhandel of $378.5 million due to the decrease in commodity prices, the weakness of the European market and the lack of positive prospects for the recovery of the European market; and

•	in 2013, we recognized impairment of goodwill in relation to our trading subsidiaries WNL Staal and Ramateks of $4.5 million due to the continuing decrease in prices for commodities and the lack of positive prospects for the recovery of the European market.

General, administrative and other expenses decreased by $39.4 million, or 15.9%, to $209.1 million in the year ended December 31, 2013 from $248.5 million in the year ended December 31, 2012, and increased as a percentage of segment revenues to 4.0% in the year ended December 31, 2013 from 3.7% in the year ended December 31, 2012. Payroll and related social taxes decreased by $30.9 million, or 22.6%, to $106.1 million in the year ended December 31, 2013 from $137.0 million in the year ended December 31, 2012, mainly due to the disposal of the Romanian subsidiaries in February 2013 by 18.3 million. Social expenses (including pension expenses) decreased by $7.1 million, or 40.8%, to $10.3 million in the year ended December 31, 2013 from $17.5 million in the year ended December 31, 2012, mainly due to the disposal of the Romanian subsidiaries in February 2013. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $4.5 million, or 10.5%, to $38.7 million in the year ended December 31, 2013 from $43.3 million in the year ended December 31, 2012, mainly due to the cost cutting measures implemented by our management and the disposal of the Romanian subsidiaries. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by $2.6 million, or 19.2%, to $11.0 million in the year ended December 31, 2013 from $13.7 million in the year ended December 31, 2012, due to the decreased involvement of the external consultants in 2013. Other administrative and operating expenses increased by $5.8 million, or 15.5%, to $42.9 million in the year ended December 31, 2013 from $37.2 million in the year ended December 31, 2012, mainly due to an accrual of provision of $3.6 million for litigation related to the Romanian subsidiaries and one of the suppliers with respect to unilateral illegal termination of scrap delivery contract.

Ferroalloys segment

Selling and distribution expenses, consisting predominately of transportation expenses related to our selling activities, increased by $1.6 million, or 18.7%, to $10.3 million in the year ended December 31, 2013 from $8.7 million in the year ended December 31, 2012. As a percentage of the ferroalloys segment revenues, selling and distribution expenses increased to 8.7% in the year ended December 31, 2013 from 8.1% in the year ended December 31, 2012, mainly due to an increase in the share of ferrosilicon export sales in the segment’s sales to third parties to 40.6% from 18.4%.

Taxes other than income tax increased by $1.2 million, or 91.0%, to $2.6 million in the year ended December 31, 2013 from $1.4 million in the year ended December 31, 2012, due to the derecognition of withholding tax in the total amount of $1.3 million. Property and land taxes increased by $0.2 million, or 15.7%, to $1.1 million in the year ended December 31, 2013 from $0.9 million in the year ended December 31, 2012.

Allowance for doubtful accounts from third parties decreased by $8.7 million, or 97.8%, to $0.2 million in the year ended December 31, 2013 from $8.9 million in the year ended December 31, 2012, due to recoveries of receivables previously charged off. At the same time we recognized an allowance for doubtful accounts from certain related metallurgical plants in the amount of $0.8 in consequence of the initiation of bankruptcy procedures against these companies.

Loss on write off of property, plant and equipment decreased by $0.6 million in the year ended December 31, 2013. There were no losses on write-off of property, plant and equipment in 2013.

As a result of the impairment analysis of long-lived assets we recognized an impairment loss in relation to Kazakhstansky Nickel Mining Company of $23.9 million in the year ended December 31, 2012. No such expenses were recognized in 2013.

General, administrative and other expenses decreased by $3.0 million, or 23.9%, to $9.6 million in the year ended December 31, 2013 from $12.6 million in the year ended December 31, 2012. Payroll and related social taxes decreased by $1.8 million, or 26.9%, to $5.0 million in the year ended December 31, 2013 from $6.8 million in the year ended December 31, 2012, due to the decrease in number of employees. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $0.3 million, or 17.6%, to $1.5 million in the year ended December 31, 2013 from $1.8 million in the year ended December 31, 2012, mainly due to the effect of overall cost-cutting measures implemented by our management. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services increased by $0.5 million, or 41.5%, to $1.6 million in the year ended December 31, 2013 from $1.1 million in the year ended December 31, 2012. Other administrative and operating expenses decreased by $1.3 million, or 44.8%, to $1.6 million in the year ended December 31, 2013 from $2.9 million in the year ended December 31, 2012, mainly due to a decrease in loss on the disposal of property, plant and equipment at Bratsk Ferroalloy Plant.

Power segment

In 2013, selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to the end consumers. These costs are incurred by all power distribution companies pursuant to agreements between the distribution company and the grid operator. These expenses increased by $2.9 million, or 1.1%, to $254.1 million in the year ended December 31, 2013 from $251.3 million in the year ended December 31, 2012.

Taxes other than income tax decreased by $0.3 million, or 15.4%, to $1.9 million in the year ended December 31, 2013 from $2.2 million in the year ended December 31, 2012, mainly due to the decrease in environmental payments by Southern Kuzbass Power Plant.

Allowance for doubtful accounts changed by $9.1 million to $15.8 million in the year ended December 31, 2013 from $6.7 million in the year ended December 31, 2012, mainly due to the increase in allowance for trade receivables from the related metallurgical plants.

In 2013, as a result of the goodwill impairment test we recognized the impairment loss of Kuzbass Power Sales Company in the amount of $28.1 million for the year ended December 31, 2013. The goodwill impairment test is made on an annual basis. No impairment loss was recognized in 2012. See note 23 to the consolidated financial statements.

General, administrative and other expenses increased by $4.0 million, or 27.9%, to $18.4 million in the year ended December 31, 2013 from $14.4 million in the year ended December 31, 2012, due to the reduced expenses in the year ended December 31, 2012 as a result of gain recognized in 2012 related to the reversal of the environmental risks of $3.3 million at Southern Kuzbass Power Plant in 2011.

Operating loss

Operating loss increased by $106.4 million, or 25.2%, to $529.1 million in the year ended December 31, 2013 from $422.7 million in the year ended December 31, 2012. Operating loss as a percentage of consolidated revenues increased to 6.2% in the year ended December 31, 2013 from 4.0% in the year ended December 31, 2012, mainly due to the decrease in gross margin in the mining and ferroalloys segments and losses from provision for amounts due from related parties in the steel and mining segments as explained above.

The table below sets out operating (loss) income by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2013		Year Ended December 31, 2012
Operating (Loss) Income by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment	125,075	3.8%	644,883	16.1%
Steel segment	(638,100)	(12.3)%	(1,119,886)	(16.8)%
Ferroalloys segment	(482)	(0.4)%	(26,618)	(24.9)%
Power segment	(12,644)	(1.1)%	31,312	2.6%
Elimination of intersegment unrealized (profit) loss(1)	(2,949)		47,580

Consolidated operating loss	(529,100)		(422,729)

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2013 as compared to the year ended December 31, 2012 was due to the decrease in gross margin of our mining segment in 2013.

Mining segment

Mining segment operating income decreased by $519.8 million, or 80.6%, to $125.1 million in the year ended December 31, 2013 from $644.8 million in the year ended December 31, 2012. The operating margin percentage decreased to 3.8% in the year ended December 31, 2013 from 16.1% in the year ended December 31, 2012, mainly due to the decrease in coking coal, anthracite and PCI, coke and iron ore sales prices, the increase in selling and distribution expenses and increase in recognized loss on write-off of property, plant and equipment.

Steel segment

Steel segment operating loss decreased by $481.8 million, or 43.0%, to a $638.1 million in the year ended December 31, 2013 from a $1,119.9 million in the year ended December 31, 2012. The operating margin percentage changed to negative 12.3% in the year ended December 31, 2013 from negative 16.8% in the year ended December 31, 2012, mainly due to the increase in gross profit margin following the disposal of unprofitable Romanian subsidiaries and the factors that affected negatively on operating income in 2012, such as recognition of losses from impairment of goodwill and long-lived assets of the Romanian subsidiaries and a provision in relation to the recoverability of trade and other balances due from the related metallurgical plants.

Ferroalloys segment

Ferroalloys segment operating loss decreased by $26.1 million, or 98.2%, to a $0.5 million in the year ended December 31, 2013 from a $26.6 million in the year ended December 31, 2012. The operating margin percentage changed from negative 24.9% in the year ended December 31, 2012 to negative 0.4% in the year ended December 31, 2013, mainly due to the recognition of loss from impairment of long-lived assets at Kazakhstansky Nickel Mining Company in the year ended December 31, 2012.

Power segment

Power segment operating (loss) income changed by $43.9 million, or 140.3%, to an operating loss of $12.6 million in the year ended December 31, 2013 from an operating income of $31.3 million in the year ended December 31, 2012. The operating margin percentage became negative of 1.1% in the year ended December 31, 2013 as compared to positive of 2.6% in the year ended December 31, 2012, as a result of provision for amounts due from related parties accounted for $12.8 million and impairment of goodwill at Kuzbass Power Sales Company accounted for $28.1 million.

Other income and expense, net

Other income and expense, net consists of income from equity investees, interest income, interest expense, other (loss) income and foreign exchange (loss) gain. The table below sets forth these costs for the years ended December 31, 2013 and 2012, including as a percentage of revenues.

	Year Ended December 31, 2013		Year Ended December 31, 2012
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Income from equity investees	3,589	0.0%	475	0.0%
Interest income	7,339	0.1%	70,456	0.7%
Interest expense	(742,042)	(8.7)%	(652,665)	(6.1)%
Other (loss) income, net	(85,848)	(1.0)%	29,432	0.3%
Foreign exchange (loss) gain	(164,691)	(1.9)%	108,830	1.0%

Total	(981,653)	(11.4)%	(443,471)	(4.2)%

Income from equity investees increased by $3.1 million, or 655.5%, to $3.6 million in the year ended December 31, 2013 from $0.5 million in the year ended December 31, 2012. The increase related to our share of income from our equity investment of Port Vanino (see note 8 to the consolidated financial statements).

Interest income decreased by $63.1 million, or 89.6%, to $7.3 million in the year ended December 31, 2013 from $70.5 million in the year ended December 31, 2012. The decrease was mainly due to the fact that in 2012 interest income included interest on the loan provided to the related metallurgical plants in 2011. Based on our estimates of future cash inflows of loan provided, no such interest income was recognized in 2013.

Interest expense increased by $89.4 million, or 13.7%, to $742.0 million in the year ended December 31, 2013 from $652.7 million in the year ended December 31, 2012, due to the increase in weighted average interest rate from 8.2% in the year ended December 31, 2012 to 9.1% in the year ended December 31, 2013.

Other (loss) income changed by $115.3 million, or 391.7%, to a $85.8 million loss in the year ended December 31, 2013 from a $29.4 million income in the year ended December 31, 2012, mainly due to the following:

•	in 2012, dividends on investments accounted at cost of $26.0 million. No such dividends received in 2013; and

•	in 2013, the result of disposal of the Romanian subsidiaries of $80.3 million which includes the accumulated currency translation adjustment.

Foreign exchange (loss) gain changed by $273.5 million, or 251.3%, to a $164.7 million loss in the year ended December 31, 2013 from a $108.8 million gain in the year ended December 31, 2012. In 2013, foreign exchange loss was primarily attributable to losses from revaluation of the U.S. dollar due to changes in the U.S. dollar to the ruble exchange rate on syndicated loan arrangement for refinancing of the acquisition of Yakutugol and other U.S. dollar denominated loans and our obligation to pay for the shares of Donetsk Electrometallurgical Plant on an installment basis through December 2018.

Income tax expense

Income tax expense decreased by $139.2 million, or 72.2%, to $53.6 million in the year ended December 31, 2013 from $192.8 million in the year ended December 31, 2012, due to an overall decrease in operating income. Our effective tax rate decreased to 3.6% from 22.3%, due to the increase in loss from continuing operations before income tax.

Net loss from discontinued operations

Net loss from discontinued operations increased by $752.7 million, or 124.2%, to $1,358.6 million in the year ended December 31, 2013 from $605.8 million in the year ended December 31, 2012, mostly due to the recognition of impairment of mineral licenses and long-lived assets of Voskhod Mining Plant and Tikhvin Ferroalloy Plant of $874.8 million.

Net income (loss) attributable to non-controlling interests

Net income (loss) attributable to non-controlling interests changed by $5.4 million, or 1,698.1%, to a $5.0 million income in the year ended December 31, 2013 from a $0.3 million loss in the year ended December 31, 2012. The non-controlling interest in the loss of our subsidiaries in the year ended December 31, 2013 was $19.2 million for Chelyabinsk Metallurgical Plant and $5.2 million for Izhstal and was offset by the non-controlling interest in the income of Tomusinsky Open Pit of $14.4 million, Korshunov Mining Plant of $9.0 million and Urals Stampings Plant of $4.6 million.

Net loss attributable to shareholders of Mechel

Net loss attributable to our shareholders increased by $1,263.4 million, or 75.9%, to a $2,928.0 million loss in the year ended December 31, 2013 from a $1,664.6 million loss in the year ended December 31, 2012, due to the increase in operating loss in our mining, steel and ferroalloys segments as a result of recognition of losses from impairment of goodwill and long-lived assets as well as provision for amounts due from the related metallurgical plants and increase in losses from discontinued operations.

Net loss attributable to common shareholders of Mechel

Net loss attributable to our common shareholders increased by $1,184.5 million, or 67.9%, to a $2,928.1 million in the year ended December 31, 2013 from a $1,743.6 million loss in the year ended December 31, 2012. This change was lower than the decrease in net loss attributable to all our shareholders due to the $78.9 million decrease in the payment of dividends on preferred shares.

Year ended December 31, 2012 compared to year ended December 31, 2011

Net revenues

Consolidated revenues decreased by $1,656.4 million, or 13.5%, to $10,630.9 million in the year ended December 31, 2012 from $12,287.3 million in the year ended December 31, 2011.

The sales decrease was due to a decrease in sales prices across our major segments, as well as a decrease in coking coal and ferrosilicon sales volumes in our mining and ferroalloys segments. This decrease was partially offset by the impact on our consolidated revenues of the acquisition of Cognor Stahlhandel in the amount of $53.3 million in the year ended December 31, 2012.

The following table sets forth our net revenues by segment, including a breakdown by sales to third parties and other segments.

	Year Ended December 31,
Net Revenues by Segment	2012	2011
	(In thousands of U.S. dollars, except percentages)
Mining segment
To third parties	3,383,786	4,333,381
To ferroalloys segment	7,673	10,679
To power segment	44,801	45,223
To steel segment	575,362	797,129

Total	4,011,622	5,186,412

Steel segment
To third parties	6,421,540	7,128,393
To ferroalloys segment	2,209	1,948
To power segment	148,265	146,875
To mining segment	113,265	156,479

Total	6,685,279	7,433,695

Ferroalloys segment
To third parties	68,367	87,879
To power and mining segments	194	1,047
To steel segment	38,264	47,641

Total	106,825	136,567

Power segment
To third parties	757,239	737,675
To steel segment	317,826	321,021
To ferroalloys segment	30,314	28,720
To mining segment	80,398	81,018

Total	1,185,776	1,168,434

Eliminations	1,358,571	1,637,780

Consolidated revenues	10,630,932	12,287,328

% from mining segment	31.8%	35.3%
% from steel segment	60.4%	58.0%
% from ferroalloys segment	0.6%	0.7%
% from power segment	7.1%	6.0%

Mining segment

Our total mining segment sales decreased by $1,174.8 million, or 22.7%, to $4,011.6 million in the year ended December 31, 2012 from $5,186.4 million in the year ended December 31, 2011.

Coking coal concentrate sales to third parties decreased by $770.5 million, or 34.7%, to $1,453.0 million in the year ended December 31, 2012 from $2,223.4 million in the year ended December 31, 2011, as a result of sales prices decrease of $614.1 million and sales volumes decrease of $156.4 million. The sales prices decrease is explained by the sharp decrease in international coking coal prices. In the first quarter of 2012, hard coking coal spot prices decreased to $215 per tonne (FOB Australia), according to Platts. During the whole year of 2012, the coal market remained well-balanced. Spot prices increased to $221 per tonne in the second quarter of 2012, according to Platts. The price declined to $175 and $155 in third and fourth quarters of 2012, respectively, according to Platts.

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

Coke sales to third parties (including to Southern Urals Nickel Plant, which is classified as discontinued operations) decreased by $159.4 million, or 30.4%, to $364.7 million in the year ended December 31, 2012 from $524.1 million in the year ended December 31, 2011, as a result of a decrease of $119.7 million in sales prices and a decrease of $39.7 million in sales volumes. The decrease in sales prices was driven by the decrease in the price of coking coal, the key raw material in the production of coke. The sales volume decrease is explained by the decrease in coke sales to Southern Urals Nickel Plant as a result of the suspension of operations in the fourth quarter of 2012.

Coke supplied to the steel segment decreased by $85.5 million, or 14.4%, to $509.9 million in the year ended December 31, 2012 from $595.3 million in the year ended December 31, 2011. The decrease of $143.3 million was due to a decrease in sales prices, which was partially offset by a $57.8 million increase in sales volumes. The increase in sales volumes is explained by the increase in pig iron production volumes by 12.0% following the absence of planned repairs of the blast furnace at Chelyabinsk Metallurgical Plant in 2012.

Chemical products sales to third parties decreased by $1.0 million, or 1.3%, to $75.9 million in the year ended December 31, 2012 from $76.9 million in the year ended December 31, 2011, as a result of a decrease in sales prices. Sales prices decreased due to the decrease in the price of coking coal, the key raw material in the production of chemical products.

Anthracite and PCI sales to third parties (including to Southern Urals Nickel Plant, which is classified as discontinued operations) decreased by $19.4 million, or 2.6%, to $711.8 million in the year ended December 31, 2012 from $731.1 million in the year ended December 31, 2011, as a result of a decrease of $82.1 million in sales prices that was partially offset by an increase of $62.8 million in sales volumes. Sales prices decreased due to the decrease in the price of coking coal, the key raw material in the production of anthracite and PCI. Sales volume increased due to our increasing production volumes of PCI instead of steam coal.

Steam coal sales to third parties decreased by $77.5 million, or 35.1%, to $143.4 million in the year ended December 31, 2012 from $220.9 million in the year ended December 31, 2011, as a result of a decrease of $88.6 million in sales volumes that was partially offset by an increase of $11.2 million in sales prices. Our share of domestic market sales decreased from 58.74% in the year ended December 31, 2011 to 51.38% in the year ended December 31, 2012 as our sales prices in the domestic market are lower than export prices. The average sales price in the domestic market was $48 per tonne on FCA basis but $89 per tonne on FCA basis in the export market for the year ended December 31, 2012. As a result, we experienced an increase in sales prices on steam coal sales to third parties, due to an increase in the share of export as well as supply on the internal market. The decrease in sales volumes was mainly due to the realization of our strategy of increasing PCI production and sales instead of steam coal.

Steam coal supplied to the power and ferroalloys segments decreased by $29.7 million, or 59.6%, to $20.2 million in the year ended December 31, 2012 from $49.9 million in the year ended December 31, 2011, as a result of a decrease of $8.1 million in sales prices and a decrease of $21.6 million in sales volumes. The sales volumes decrease is explained by the suspension of operations at Southern Urals Nickel Plant in the fourth quarter of 2012.

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

Excluding intersegment sales, export sales remained stable at the level of 71.2% of mining segment sales in the year ended December 31, 2012, compared to 70.6% in the year ended December 31, 2011.

Steel segment

Our steel segment revenues decreased by $748.4 million, or 10.1%, to $6,685.3 million in the year ended December 31, 2012 from $7,433.7 million in the year ended December 31, 2011. Steel segment sales in 2012 in domestic and export markets had different trends: demand in our export market was soft due to unstable economic and political conditions, while demand in our domestic market was strong. Consumption of steel products in Russia increased by 5.2% in the year ended December 31, 2012 to 44.5 million tonnes from 42.3 million tonnes in the year ended December 31, 2011, according to Metal Expert.

Semi-finished products sales decreased by $384.5 million, or 30.0%, to $897.2 million in the year ended December 31, 2012 from $1,281.7 million in the year ended December 31, 2011, as a result of a decrease of $86.5 million in sales prices and a decrease of $298.0 million in sales volumes. Sales prices decreased due to a decrease in the international prices for billets: the billet year average price (square billet, FOB Black Sea) decreased by 11% to $564 per tonne in the year ended December 31, 2012 from $635 per tonne in the year ended December 31, 2011, according to Metal Expert. The decrease in third-party sales volumes was due to the decrease in sales volumes at Donetsk Electrometallurgical Plant due to reclassification of operating results of Donetsk Electrometallurgical Plant as discontinued operations since the acquisition in December 2011. Before the acquisition, transactions with Donetsk Electrometallurgical Plant were included in continuing operations as a related metallurgical plant.

Other long products sales decreased by $252.2 million, or 21.4%, to $923.7 million in the year ended December 31, 2012 from $1,175.9 million in the year ended December 31, 2011, as a result of a decrease of $119.6 million in sales prices and a decrease of $132.6 million in sales volumes. The decrease in sales prices was mainly driven by the decrease in the prices of steel-making raw materials (iron ore, coking coal etc.). Sales volumes decreased because of the weakening of demand in the international markets in 2012.

Wire rod sales decreased by $90.8 million, or 42.4%, to $123.5 million in the year ended December 31, 2012 from $214.3 million in the year ended December 31, 2011, as a result of a decrease of $6.4 million in sales prices and a decrease of $84.4 million in sales volumes. The decrease in sales prices was driven by a decrease in the world price for wire rod: the wire rod year average price (wire rod, FOB Black Sea) decreased by 6-12% to $611-659 per tonne in the year ended December 31, 2012 from $694-701 per tonne in the year ended December 31, 2011, according to Metal Expert. Sales volumes decreased because of a decrease in production volumes by 26% following the repairs of rolling mill at Beloretsk Metallurgical Plant in 2012.

Stainless flat products sales decreased by $76.9 million, or 34.3%, to $147.2 million in the year ended December 31, 2012 from $224.2 million in the year ended December 31, 2011, as a result of a decrease of $25.7 million in sales prices and a decrease of $51.2 million in sales volumes. The decrease in sales prices was driven by the decrease in domestic prices during 2012: the year average price for stainless flat steel (cold-rolled, 08X18H10T steel grade, 2 mm, Russia domestic, ex-warehouse, excl. VAT) decreased by 20% to $4,269 per tonne in the year ended December 31, 2012 from $5,342 per tonne in the year ended December 31, 2011, according to Metal Expert. Sales volumes decreased due to the weakening demand in the European market.

Other flat products sales decreased by $26.4 million, or 5.1%, to $488.9 million in the year ended December 31, 2012 from $515.3 million in the year ended December 31, 2011, as a result of a decrease of $59.6 million in sales prices, which was partially offset by an increase of $33.2 million in sales volumes. The decrease in sales prices was driven by a decrease in domestic and international prices during 2012: annual average price for hot-rolled coil (Russia exports, FOB Black Sea) decreased by 17% to $578 per tonne in the year ended December 31, 2012 from $693 per tonne in the year ended December 31, 2011, according to Metal Expert. The increase in sales volumes was due to the increase in sales of flat rolled steel following the acquisition of Cognor Stahlhandel in September 2012.

Wire sales decreased by $48.7 million, or 7.6%, to $593.2 million in the year ended December 31, 2012 from $641.9 million in the year ended December 31, 2011, as a result of a decrease of $40.1 million in sales prices and a decrease of $8.6 million in sales volumes. The decrease in sales prices was driven by the decrease in the prices of wire rod, which is the main input for wire production. Sales volumes decreased because of the weakening of demand in the international markets in 2012.

These negative trends were partially offset by the increase in non-core products and services sales by $145.3 million, or 55.6%, to $406.7 million in the year ended December 31, 2012 from $261.4 million in the year ended December 31, 2011. This increase was due to the increase in scrap metal sales to the related metallurgical plants following the development of our relationships with these plants.

Excluding intersegment sales, export sales were 22.0% of steel segment sales in the year ended December 31, 2012, compared to 27.6% in the year ended December 31, 2011. The proportion of our export sales decreased due to the weakening of demand in the European markets in 2012.

Ferroalloys segment

Ferrosilicon sales to third parties decreased by $19.1 million, or 22.6%, to $65.6 million in the year ended December 31, 2012 from $84.7 million in the year ended December 31, 2011, as a result of a decrease of $7.6 million in sales volumes and a decrease of $11.6 million in sales prices. Sales prices decreased due to a decrease in the price of ferrosilicon for sale in Russia and for export, mainly Japan and South Korea, which was related to weakening demand as stocks rose. In addition, cheaper supplies of Chinese origin that were shipped through Vietnam put prices under pressure. Chinese export prices fell to $1,370 per tonne in December 2012 from $1,440 per tonne in January 2012, according to CRU. Decrease in sales volumes was due to the increase in stocks in transit to the customer as at December 31, 2012 following the increase in delivery period.

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

Excluding intersegment sales, export sales were 18.4% of ferroalloys segment sales in the year ended December 31, 2012, compared to 13.8% in the year ended December 31, 2011. The increase in the proportion of our export sales was mainly due to the strong demand for ferrosilicon on the Asian market.

Power segment

Our power segment revenues increased by $17.3 million, or 1.5%, to $1,185.8 million in the year ended December 31, 2012 from $1,168.4 million in the year ended December 31, 2011.

Electricity sales to third parties increased by $90.6 million, or 15.6%, to $671.3 million in the year ended December 31, 2012 from $580.7 million in the year ended December 31, 2011, as a result of an increase of $76.1 million in sales volumes and an increase of $14.4 million in sales prices. Sales prices increased as a result of further liberalization of government constrains on sales prices in the Russian electricity market. The increase in sales volumes was due to the increase in the number of customers following the expansion of Mechel Energo subsidiaries to various regions of Russia.

This increase was partially offset by the decrease in other revenue by $70.9 million, or 45.2%, to $86.0 million in the year ended December 31, 2012 from $156.9 million in the year ended December 31, 2011, due to the decrease in revenue from electricity networks usage following the disposal of Electroset in December 2011.

Intersegment sales decreased by $2.3 million, or 0.5%, to $428.5 million in the year ended December 31, 2012 from $430.8 million in the year ended December 31, 2011, as a result of the decrease in electricity sales volumes to the steel segment.

Southern Kuzbass Power Plant and Mechel Energo contributed $11.5 million to the power segment revenues through power generation capacity sales to third parties in the year ended December 31, 2012 compared to $14.2 million in the year ended December 31, 2011.

Cost of goods sold and gross margin

The consolidated cost of goods sold was 68.9% of consolidated revenues in the year ended December 31, 2012, as compared to 65.2% of consolidated revenues in the year ended December 31, 2011, resulting in a decrease in consolidated gross margin to 31.1% in the year ended December 31, 2012 from 34.8% for the year ended December 31, 2011. Cost of goods sold primarily consists of costs relating to raw materials (including products purchased for resale), direct payroll, depreciation and energy. The table below sets forth cost of goods sold and gross margin by segment for the years ended December 31, 2012 and 2011, including as a percentage of segment revenues.

	Year Ended December 31, 2012		Year Ended December 31, 2011
Cost of Goods Sold and Gross Margin by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Cost of goods sold	2,128,272	53.1%	2,365,376	45.6%
Gross margin	1,883,350	46.9%	2,821,036	54.4%
Steel segment
Cost of goods sold	5,644,054	84.4%	6,305,371	84.8%
Gross margin	1,041,224	15.6%	1,128,323	15.2%
Ferroalloys segment
Cost of goods sold	77,457	72.5%	86,371	63.2%
Gross margin	29,368	27.5%	50,195	36.8%
Power segment
Cost of goods sold	879,834	74.2%	860,598	73.7%
Gross margin	305,943	25.8%	307,836	26.3%

Mining segment

Mining segment cost of goods sold decreased by $237.1 million, or 10.0%, to $2,128.3 million in the year ended December 31, 2012 from $2,365.4 million in the year ended December 31, 2011. The mining segment’s gross margin percentage decreased to 46.9% in the year ended December 31, 2012 from 54.4% in the year ended December 31, 2011.

The decrease in the mining segment’s gross margin percentage is explained by the decrease in coking coal, anthracite and PCI and iron ore FCA sales prices in the export and domestic markets by 36.4%, 20.0% and 30.6%, respectively.

Coal production cash costs per tonne (see “— “Cash Costs per Tonne” Measure”) at Southern Kuzbass Coal Company increased by $2.8 per tonne, or by 7.3%, from $38.0 in the year ended December 31, 2011 to $40.8 in the year ended December 31, 2012, mainly due to:

•	an increase in personnel expenses by $0.7 per tonne due to the indexation of salary rates of production personnel; and

•	an increase in raw materials expenses by $2.1 per tonne due to the increase in fuel, spare parts and explosive materials prices.

Production cash costs of coal at Yakutugol decreased by 8.8% following the recovery from the collapse at Neryungrinskaya Washing Plant that occurred in 2011.

Coke production cash costs decreased by 21.5% at Moscow Coke and Gas Plant and by 28.1% at Mechel Coke following the decrease in coking coal concentrate purchase prices.

Average production cash costs for coal produced by the Bluestone companies decreased by 1.3%, mainly due to a 33.0% decrease in royalties expenses caused by the decrease in coal sales prices (royalties are calculated in the proportion to the coal sales revenues).

Production cash costs of iron ore increased by 9.8% due to the increase in costs of fuel and personnel expenses by 23.0% and 15.3%, respectively.

Steel segment

Steel segment cost of goods sold decreased by $661.3 million, or 10.5%, to $5,644.1 million in the year ended December 31, 2012 from $6,305.4 million in the year ended December 31, 2011. Steel segment cost of goods sold was 84.4% of the segment’s revenues in the year ended December 31, 2012, as compared to 84.8% in the year ended December 31, 2011, resulting in a slight increase in gross margin from 15.3% to 15.6%.

The stable gross profit margin was due to the decrease in sales prices by 4.8% on average accompanied by a similar decrease in average production costs per tonne due to the decrease in raw materials purchase prices (scrap metal, coke and ferroalloys).

Ferroalloys segment

Ferroalloys segment cost of goods sold decreased by $8.9 million, or 10.3%, to $77.5 million in the year ended December 31, 2012 from $86.4 million in the year ended December 31, 2011. Ferroalloys segment cost of goods sold was 72.5% of the segment’s revenues in the year ended December 31, 2012, as compared to 63.2% in the year ended December 31, 2011, resulting in a decrease in gross margin from 36.8% to 27.5%. The decrease in cost of sales in absolute amounts is attributable to the decrease in ferrosilicon sales volumes to third parties and group companies by 6.9%. In addition, the decrease in sales volumes and the decrease in sales prices for ferrosilicon led to the deterioration of the segment gross profit margin.

Power segment

Power segment cost of goods sold increased by $19.2 million, or 2.2%, to $879.8 million in the year ended December 31, 2012 from $860.6 million in the year ended December 31, 2011. Power segment gross margin percentage decreased to 25.8% in the year ended December 31, 2012 from 26.3% in the year ended December 31, 2011.

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

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2012 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,534	41	307,348
Coal — Southern Kuzbass Coal Company — intersegment sales	698	41	28,462
Coal — Yakutugol — sales to third parties	8,435	32	268,097
Coal — Yakutugol — intersegment sales	0	32	0
Coal — Bluestone — sales to third parties	1,981	97	192,637
Coal — Bluestone — intersegment sales	0	97	0
Iron ore — Korshunov Mining Plant — sales to third parties	4,157	45	185,867
Iron ore — Korshunov Mining Plant — intersegment sales	251	45	11,223
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	925	245	226,538
Coke — Moscow Coke and Gas Plant — intersegment sales	2	245	435
Coke — Mechel Coke — sales to third parties(2)	420	183	76,881
Coke — Mechel Coke — intersegment sales	2,158	183	395,059
Depreciation			201,729
Depletion			92,767
Write-down of inventory to their net realizable value			18,399
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			53,409
Costs of other products and services (coking products, washing services) and costs of other subsidiaries(3)			69,421

Total mining segment cost of sales			2,128,272

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $6, or 2%, at Moscow Coke and Gas Plant in the year ended December 31, 2012.

(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $20, or 11%, at Mechel Coke in the year ended December 31, 2012.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of $22.1 million in the year ended December 31, 2012.

The reconciliation of mining segment production cash costs per tonne for the year ended December 31, 2011 is presented below:

	In Thousands of Tonnes	Cash Cost, U.S. Dollars per Tonne	In Thousands of U.S. Dollars
Coal — Southern Kuzbass Coal Company — sales to third parties	7,080	38	269,121
Coal — Southern Kuzbass Coal Company — intersegment sales	881	38	33,471
Coal — Yakutugol — sales to third parties	8,469	35	295,166
Coal — Yakutugol — intersegment sales	0	35	0
Coal — Bluestone — sales to third parties	3,206	99	315,840
Coal — Bluestone — intersegment sales	0	99	0
Iron ore — Korshunov Mining Plant — sales to third parties	2,711	41	110,451
Iron ore — Korshunov Mining Plant — intersegment sales	1,669	41	68,004
Coke — Moscow Coke and Gas Plant — sales to third parties(1)	949	273	259,073
Coke — Moscow Coke and Gas Plant — intersegment sales	0	273	0
Coke — Mechel Coke — sales to third parties(2)	470	212	99,592
Coke — Mechel Coke — intersegment sales	1,959	212	414,816
Depreciation			185,280
Depletion			128,558
Write-down of inventory to their net realizable value			16,605
Cost of coal produced by third companies and re-sold by our trading subsidiaries, including intersegment sales			70,205
Costs of other products and services (coking products, middlings, washing services) and costs of other subsidiaries(3)			99,194

Total mining segment cost of sales			2,365,376

(1)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $9, or 3%, at Moscow Coke and Gas Plant in the year ended December 31, 2011.
(2)	Cash costs per tonne for coke was reduced by by-products credits. The amount of by-products credits in the total cash costs per tonne was $20, or 9%, at Mechel Coke in the year ended December 31, 2011.
(3)	Line “Costs of other products and services” was increased by the amount of by-products credits of $24.5 million in the year ended December 31, 2011.

Selling, distribution and operating expenses

Selling, distribution and operating expenses increased by $1,331.4 million, or 55.5%, to $3,730.2 million in the year ended December 31, 2012 from $2,398.8 million in the year ended December 31, 2011, as a result of an increase in selling and distribution expenses in the mining and steel segments, an increase in provisions for amounts due from related parties in the mining and steel segments and impairment of goodwill and long-lived assets in the steel and ferroalloys segments. As a percentage of consolidated revenues, selling, distribution and operating expenses increased to 35.1% in the year ended December 31, 2012 from 19.5% in the year ended December 31, 2011, mainly due to an increase in provisions for amounts due from related parties and impairment of goodwill and long-lived assets that was not recognized in 2011. Our selling, distribution and operating expenses consist primarily of selling and distribution expenses, taxes other than income tax, loss on the write off of property, plant and equipment, provision for doubtful accounts, amounts due from related parties, impairment of goodwill and long-lived assets and general, administrative and other operating expenses. The table below sets forth these costs by segment for the years ended December 31, 2012 and 2011, including as a percentage of segment revenues.

	Year Ended December 31, 2012		Year Ended December 31, 2011
Selling, Distribution and Operating Expenses by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment
Selling and distribution expenses	869,592	21.7%	841,730	16.2%
Taxes other than income tax	71,987	1.8%	42,644	0.8%
Allowance (recovery of allowance) for doubtful accounts	4,583	0.1%	(3,967)	(0.1)%
Accretion expense	3,075	0.1%	4,340	0.1%
Provision for amounts due from related parties	22,668	0.6%	—	0.0%
Loss on write off of property, plant and equipment	7,289	0.2%	8,225	0.2%
General, administrative and other operating expenses	259,274	6.5%	282,463	5.4%

Total	1,238,468	30.9%	1,175,435	22.7%

Steel segment
Selling and distribution expenses	584,527	8.7%	604,808	8.1%
Taxes other than income tax	43,109	0.6%	46,594	0.6%
Loss on write off of property, plant and equipment	2,163	0.0%	1,965	0.0%
Impairment of goodwill and long-lived assets	378,462	5.7%	—	0.0%
Provision for amounts due from related parties	896,445	13.4%	—	0.0%
Accretion expense	1,172	0.0%	1,402	0.0%
Allowance for doubtful accounts	6,704	0.1%	3,269	0.0%
General, administrative and other operating expenses	248,528	3.7%	265,133	3.6%

Total	2,161,110	32.3%	923,171	12.4%

Ferroalloys segment
Selling and distribution expenses	8,654	8.1%	2,179	1.6%
Taxes other than income tax	1,362	1.3%	3,457	2.5%
Loss on write off of property, plant and equipment	590	0.6%	445	0.6%
Impairment of goodwill and long-lived assets	23,893	22.4%	—	0.0%
Allowance (recovery of allowance) for doubtful accounts	8,854	8.3%	(613)	(0.4)%
Accretion expense	53	0.0%	60	0.0%
General, administrative and other operating expenses	12,580	11.8%	14,459	10.3%

Total	55,986	52.4%	19,987	14.6%

Power segment
Selling and distribution expenses	251,256	21.2%	256,957	22.0%
Taxes other than income tax	2,215	0.2%	1,915	0.0%
Loss on write off of property, plant and equipment	5	0.0%	—	0.0%
Allowance for doubtful accounts	6,706	0.6%	84	0.0%
Accretion expense	68	0.0%	95	0.0%
General, administrative and other operating expenses	14,381	1.2%	21,189	1.9%

Total	274,631	23.2%	280,240	24.0%

Mining segment

Selling and distribution expenses consisted almost entirely of transportation expenses related to our selling activities, and increased by $27.9 million, or 3.3%, to $869.6 million in the year ended December 31, 2012 from $841.7 million in the year ended December 31, 2011, mainly due to the increase in iron ore and anthracite and PCI sales volumes by 40.2%. As a percentage of mining segment revenues, selling and distribution expenses increased from 16.2% to 21.7% due to a decrease of 21.9% in sales revenue from sales to third parties and simultaneous increase of 3.3% in selling and distribution expenses.

Taxes other than income tax include property and land taxes, as well as other taxes. Taxes other than income tax increased by $29.3 million, or 68.8%, to $72.0 million in the year ended December 31, 2012 from $42.6 million in the year ended December 31, 2011. The increase was due to the accrual of additional mineral extraction tax to Southern Kuzbass Coal Company, Yakutugol and Tomusinsky Open Pit for the years 2008-2011 of $27.1 million following the results of tax audits of these companies.

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

Loss on write off of property, plant and equipment decreased by $0.9 million, or 11.3%, to $7.3 million in the year ended December 31, 2012 from $8.2 million in the year ended December 31, 2011, due to the decrease in property, plant and equipment objects that are not planned for further use in production process at Yakutugol and Moscow Coke and Gas Plant.

In 2012, based on our future expectations we made a provision of $22.7 million for the advances issued to the related metallurgical plants. See note 9 to the consolidated financial statements. No such provisions were recognized in the year 2011.

General, administrative and other expenses consist of payroll and payroll taxes, depreciation, rent and maintenance, legal and consulting expenses, office overheads and other expenses. These expenses decreased by $23.2 million, or 8.2%, to $259.3 million in the year ended December 31, 2012 from $282.5 million in the year ended December 31, 2011, mainly as a result of the decrease in contributions to the non-state pension fund. Salaries and related social taxes decreased by $3.9 million, or 2.5%, to $151.6 million in the year ended December 31, 2012 from $155.5 million in the year ended December 31, 2011, mainly as a result of the decrease in the number of administrative personnel in the segment companies. Legal and consulting fees and insurance services decreased by $4.9 million, or 27.4%, to $13.0 million in the year ended December 31, 2012 from $18.0 million in the year ended December 31, 2011, due to the decreased use of consulting services in 2012. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $3.6 million, or 10.1%, to $32.0 million in the year ended December 31, 2012 from $35.6 million in the year ended December 31, 2011, mainly as a result of the cost cutting procedures implemented by our management. Social expenses decreased by $17.3 million, or 85.3%, to $3.0 million in the year ended December 31, 2012 from $20.3 million in the year ended December 31, 2011, mainly as a result of the absence of contributions made by our mining subsidiaries to the non-state pension fund in 2011. Other administrative and operating expenses increased by $6.5 million, mainly due to the following:

•	in 2011, we recognized the costs of removal of the negative environmental impact of Bluestone mining operations of $8.4 million. No such expenses were recognized in 2012; and

•	in 2012, we made an accrual for Suncoke claim against Bluestone as a result of Bluestone’s failure to perform obligations under contracts to supply coal to Suncoke in 2008 of $16.6 million.

Steel segment

Selling and distribution expenses for our steel segment consisted almost entirely of transportation expenses related to our selling activities. Such expenses decreased by $20.3 million, or 3.4%, to $584.5 million in the year ended December 31, 2012 from $604.8 million in the year ended December 31, 2011, mainly due to a decrease in export sales volumes by 8.4% which was partially offset by an increase in railway tariffs in Russia by 6.6%. As a percentage of steel segment revenues, selling and distribution expenses increased to 8.7% in the year ended December 31, 2012 from 8.1% in the year ended December 31, 2011. This percentage increased because sales prices for all our steel products decreased by 4.8% (on average), while railway tariffs, which represent the main distribution expense, increased by 6.6% on average.

Taxes other than income tax include property and land taxes and other taxes. These taxes decreased by $3.5 million, or 7.5%, to $43.1 million in the year ended December 31, 2012 from $46.6 million in the year ended December 31, 2011. As a percentage of segment revenues, these taxes remained stable at 0.6%. Property and land taxes decreased by $2.8 million, or 7.3%, to $35.3 million in the year ended December 31, 2012 from $38.2 million in the year ended December 31, 2011, mainly due to ruble depreciation of 5.8%.

Allowance for doubtful accounts changed by $3.4 million, or 105.1%, to $6.7 million expenses in the year ended December 31, 2012 from $3.3 million expenses in the year ended December 31, 2011, due to the increase in allowance rates in the year ended December 31, 2012 following the deterioration in the collectibility of accounts receivable.

In 2012, based on our future expectations in relation to the recoverability of trade and other balances from the related metallurgical plants and fair value of the assets pledged as security under the Estar Loan Agreement we made a provision of $896.4 million for these balances. See note 9 to the consolidated financial statements. No such expenses were recognized in the year 2011.

Loss on write off of property, plant and equipment increased by $0.2 million, or 10.1%, to $2.2 million in the year ended December 31, 2012 from $2.0 million in the year ended December 31, 2011, due to an increase in the amount of unused property, plant and equipment written off by our steel production subsidiaries.

As a result of the decrease in commodity prices, the weakness of the European market and the lack of positive prospects for the recovery of the European market, we recognized impairment of goodwill and long-lived assets in relation to our Romanian subsidiaries, Mechel Nemunas and Cognor Stahlhandel of $378.5 million. No such expenses were recognized in 2011.

General, administrative and other expenses decreased by $16.6 million, or 6.3%, to $248.5 million in the year ended December 31, 2012 from $265.1 million in the year ended December 31, 2011, and increased as a percentage of segment revenues to 3.7% in the year ended December 31, 2012 from 3.6% in the year ended December 31, 2011. Payroll and related social taxes decreased by $2.9 million, or 2.1%, to $137.0 million in the year ended December 31, 2012 from $139.9 million in the year ended December 31, 2011, mainly due to the decrease of the number of administrative personnel in the segment companies. Social expenses (including pension expenses) decreased by $6.0 million, or 25.7%, to $17.5 million in the year ended December 31, 2012 from $23.5 million in the year ended December 31, 2011, mainly due to cuts in our social programs in 2012. Rent and maintenance, business travel expenses, bank charges and office expenses decreased by $9.7 million, or 18.4%, to $43.3 million in the year ended December 31, 2012 from $53.0 million in the year ended December 31, 2011, mainly due to the cost cutting measures implemented by our management. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services decreased by $3.4 million, or 20.0%, to $13.7 million in the year ended December 31, 2012 from $17.1 million in the year ended December 31, 2011, due to the decreased use of consulting services in 2012. Other administrative and operating expenses increased by $5.4 million, or 17.2%, to $37.2 million in the year ended December 31, 2012 from $31.7 million in the year ended December 31, 2011, mainly due to the acquisition of Cognor Stahlhandel in September 2012.

Ferroalloys segment

Selling and distribution expenses, consisting predominately of transportation expenses related to our selling activities, increased by $6.5 million, or 297.1%, to $8.7 million in the year ended December 31, 2012 from $2.2 million in the year ended December 31, 2011. As a percentage of the ferroalloys segment revenues, selling and distribution expenses increased to 8.1% in the year ended December 31, 2012 from 1.6% in the year ended December 31, 2011, mainly due to an increase in the share of ferrosilicon export sales in the segment’s sales to third parties to 18.4% from 12.2%.

Taxes other than income tax decreased by $2.1 million, or 60.6%, to $1.4 million in the year ended December 31, 2012 from $3.5 million in the year ended December 31, 2011, due to the derecognition of withholding tax in the total amount of $2.7 million in 2011. In 2012, no such expenses were incurred. As a percentage of segment revenues, these taxes decreased from a level of 2.5% in the year ended December 31, 2011 to a level of 1.3% in the year ended December 31, 2012. Property and land taxes increased by $0.3 million, or 47.3%, to $1.0 million in the year ended December 31, 2012 from $0.7 million in the year ended December 31, 2011.

Allowance for doubtful accounts increased by $9.5 million, or 1,543.6%, to $8.9 million expenses in the year ended December 31, 2012 from $0.6 million income in the year ended December 31, 2011, due to an increase in outstanding accounts receivable as of December 31, 2012, as well as the increase in allowance rates in the year ended December 31, 2012 following the deterioration of the collectibility of accounts receivable.

Loss on write off of property, plant and equipment decreased by $0.2 million, or 25.0%, to $0.6 million in the year ended December 31, 2012 from $0.8 million in the year ended December 31, 2011, due to a decrease in the amount of property, plant and equipment written off by our production subsidiaries.

As a result of the impairment analysis of long-lived assets we recognized the impairment loss in relation to Kazakhstansky Nickel Mining Company of $23.9 million. No such expenses were recognized in 2011.

General, administrative and other expenses decreased by $1.5 million, or 10.6%, to $12.6 million in the year ended December 31, 2012 from $14.1 million in the year ended December 31, 2011. Payroll and related social taxes decreased by $0.6 million, or 8.1%, to $6.8 million in the year ended December 31, 2012 from $7.4 million in the year ended December 31, 2011, due to the reduction of payroll payments accrual in ferroalloys segment’s subsidiaries. Social expenses (including pension expenses) decreased by $0.3 million, or 75.0%, to $0.1 million in the year ended December 31, 2012 from $0.4 million in the year ended December 31, 2011, mainly due to the reduction in a number of social projects in which our subsidiaries participate. Rent and maintenance, business travel expenses, bank charges and office expenses increased by $0.4 million, or 28.6%, to $1.8 million in the year ended December 31, 2012 from $1.4 million in the year ended December 31, 2011. Professional expenses, which include auditing, accounting, legal and engineering fees and insurance services, decreased by $0.2 million, or 15.4%, to $1.1 million in the year ended December 31, 2012 from $1.3 million in the year ended December 31, 2011. Other administrative and operating expenses decreased by $0.8 million, or 22.2%, to $2.8 million in the year ended December 31, 2012 from $3.6 million in the year ended December 31, 2011, mainly due to the decrease in other administrative and operating expenses of Mechel allocated to ferroalloys segment.

Power segment

In 2012, selling and distribution expenses consisted almost entirely of electricity transmission costs incurred by our Kuzbass Power Sales Company for the usage of the power grid through which electricity is distributed to end consumers. These costs are incurred by all power distribution companies pursuant to agreements between the distribution company and the grid operator. These expenses decreased by $5.7 million, or 2.2%, to $251.3 million in the year ended December 31, 2012 from $257.0 million in the year ended December 31, 2011, due to the ruble depreciation.

Taxes other than income tax increased by $0.3 million, or 15.7%, to $2.2 million in the year ended December 31, 2012 from $1.9 million in the year ended December 31, 2011, mainly due to the increase in environmental payments by Southern Kuzbass Power Plant.

Allowance for doubtful accounts changed by $6.6 million to $6.7 million expenses in the year ended December 31, 2012 from $0.1 million expenses in the year ended December 31, 2011, mainly due to the increase in allowance rates in the year ended December 31, 2012 following the deterioration in the collectibility of accounts receivable.

General, administrative and other expenses decreased by $6.8 million, or 32.1%, to $14.4 million in the year ended December 31, 2012 from $21.2 million in the year ended December 31, 2011, due to the cancellation of the payments for environmental breaches of $3.3 million accrued to Southern Kuzbass Power Plant in 2011 and successfully challenged in court in 2012.

Operating income

Operating income changed by $2,301.0 million, or 122.5%, to a $422.7 million loss in the year ended December 31, 2012 from a $1,878.2 million income in the year ended December 31, 2011. Operating income as a percentage of consolidated revenues decreased to negative 4.0% in the year ended December 31, 2012 from 15.3% in the year ended December 31, 2011, mainly due to the decrease in gross margin in the mining, steel and ferroalloys segments and recognition of losses related to impairment of goodwill and long-lived assets in the steel and ferroalloys segments, and losses from provision for amounts due from related parties in the steel and mining segments as explained above.

The table below sets out operating income (loss) by segment, including as a percentage of segment revenues.

	Year Ended December 31, 2012		Year Ended December 31, 2011
Operating Income (Loss) by Segment	Amount	% of Segment Revenues	Amount	% of Segment Revenues
	(In thousands of U.S. dollars, except for percentages)
Mining segment	644,883	16.1%	1,645,602	31.7%
Steel segment	(1,119,886)	(16.8)%	205,152	2.9%
Ferroalloys segment	(26,618)	(24.9)%	30,208	22.1%
Power segment	31,312	2.6%	27,596	2.4%
Elimination of intersegment unrealized (profit) loss(1)	47,580		(30,317)

Consolidated operating income (loss)	(422,729)		1,878,241

(1)	Our management evaluates the performance of our segments before the elimination of unrealized profit in inventory balances of segments that was generated by the segments but not recognized as profit in our consolidated financial statements until the sale of such inventories to third parties. Therefore, we present our segments before such elimination, and such elimination is presented separately. The change in intersegment unrealized profit adjustment in the year ended December 31, 2012 as compared to the year ended December 31, 2011 was due to the decrease in gross margin of our mining segment in 2012, that resulted from a decrease in the sales prices.

Mining segment

Mining segment operating income decreased by $1,000.7 million, or 60.8%, to $644.9 million in the year ended December 31, 2012 from $1,645.6 million in the year ended December 31, 2011. The operating margin percentage decreased to 16.1% in the year ended December 31, 2012 from 31.7% in the year ended December 31, 2011, mainly due to the decrease in coking coal, anthracite and PCI, coke and iron ore sales prices, the increase in selling and distribution expenses and the recognition of provision for the amounts due from related parties.

Steel segment

Steel segment operating (loss) income changed by $1,325.0 million, or 645.9%, to a $1,119.9 million loss in the year ended December 31, 2012 from a $205.2 million income in the year ended December 31, 2011. The operating margin percentage changed to negative 16.8% in the year ended December 31, 2012 from positive 2.8% in the year ended December 31, 2011, mainly due to the decrease in gross profit margin following the decrease in sales prices for all main products, the suspension of operations of the Romanian subsidiaries in the fourth quarter of 2012 and recognition of losses from impairment of goodwill and long-lived assets of these subsidiaries and Cognor Stahlhandel, as well as provision for amounts due from the related metallurgical plants.

Ferroalloys segment

Ferroalloys segment operating income decreased by $56.8 million, or 188.1%, to a $26.6 million loss in the year ended December 31, 2012 from a $30.2 million income in the year ended December 31, 2011. The operating margin percentage changed to negative 24.9% in the year ended December 31, 2012 from positive 22.2% in the year ended December 31, 2011, mainly due to the decrease in gross profit margin following the decrease in sales prices for ferrosilicon and the recognition of loss from impairment of goodwill and long-lived assets at Kazakhstansky Nickel Mining Company.

Power segment

Power segment operating income increased by $3.7 million, or 13.5%, to $31.3 million in the year ended December 31, 2012 from $27.6 million in the year ended December 31, 2011. The operating margin percentage increased to 2.6% in the year ended December 31, 2012 from 2.4% in the year ended December 31, 2011.

Other income and expense, net

Other income and expense, net consists of income (loss) of equity investees, interest income, interest expense, other income and foreign exchange gain. The table below sets forth these costs for the years ended December 31, 2012 and 2011, including as a percentage of revenues.

	Year Ended December 31, 2012		Year Ended December 31, 2011
Other Income and Expense, Net	Amount	% of Revenues	Amount	% of Revenues
	(In thousands of U.S. dollars, except for percentages)
Income from equity investees	475	0.0%	304	0.0%
Interest income	70,456	0.7%	16,780	0.1%
Interest expense	(652,665)	(6.1)%	(551,302)	(4.5)%
Other income (loss), net	29,432	0.3%	(4,381)	(0.1)%
Foreign exchange gain (loss)	108,830	1.0%	(141,957)	(1.2)%

Total	(443,472)	(4.2)%	(680,556)	(5.5)%

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

Interest expense increased by $101.4 million, or 18.4%, to $652.7 million in the year ended December 31, 2012 from $551.3 million in the year ended December 31, 2011, due to higher levels of outstanding indebtedness during 2012, as well as the increase in weighted average interest rate from 8.1% in the year ended December 31, 2011 to 8.2% in the year ended December 31, 2012.

Other income increased by $33.8 million, or 771.8%, to a $29.4 million income in the year ended December 31, 2012 from a $4.4 million loss in the year ended December 31, 2011, due to the receipt in 2012 of dividends on investments accounted at cost of $26.0 million.

Foreign exchange gain (loss) changed by $250.8 million, or 176.7%, to a $108.8 million gain in the year ended December 31, 2012 from a $142.0 million loss in the year ended December 31, 2011. This foreign exchange gain was primarily attributable to gains from the revaluation of the U.S. dollar denominated syndicated loan arrangement for refinancing of the acquisition of Yakutugol as well as our obligation to pay for the shares of Donetsk Electrometallurgical Plant on an installment basis through December 2018.

Income tax expense

Income tax expense decreased by $173.4 million, or 47.3%, to $192.8 million in the year ended December 31, 2012 from $366.2 million in the year ended December 31, 2011, due to an overall decrease in operating income. Our effective tax rate changed to negative 22.3% from positive 30.4%, mainly due to the recognition of losses from impairment of goodwill and provision for the loan provided to the related metallurgical plants that do not decrease the taxable income of our subsidiaries.

Net loss from discontinued operations

Net loss from discontinued operations increased by $577.8 million, or 2,061.7%, to $605.8 million in the year ended December 31, 2012 from $28.0 million loss in the year ended December 31, 2011, due to the recognition of impairment of goodwill and long-lived assets of Toplofikatsia Rousse of $97.9 million following the signing of the agreement for disposal of the subsidiary in December 2012, impairment of goodwill of Donetsk Electrometallurgical Plant of $205.5 million, impairment of goodwill and long-lived assets of Southern Urals Nickel Plant of $101.1 million due to the decrease in commodity prices, the weakness of the European market and the lack of positive prospects for the recovery of the European market.

Net (loss) income attributable to non-controlling interests, net of income tax

Net (loss) income attributable to non-controlling interests changed by $75.9 million, or 100.4%, to a $0.3 million loss in the year ended December 31, 2012 from $75.6 million profit in the year ended December 31, 2011. The minority interest in the income of our subsidiaries in the year ended December 31, 2012 was $10.0 million for Korshunov Mining Plant and $35.0 million for Southern Kuzbass Coal Company and its subsidiaries and was offset by the minority interest in the loss of Southern Urals Nickel Plant of $23.8 million and in the loss of the Romanian subsidiaries of $21.6 million.

Net (loss) income attributable to shareholders of Mechel

Due to the decrease in operating income in our mining, steel and ferroalloys segments as a result of recognition of losses from impairment of goodwill and long-lived assets as well as provision for amounts due from the related metallurgical plants and increase in losses from discontinued operations, net (loss) income attributable to our shareholders changed by $2,392.5 million, or 328.7%, to a $1,664.6 million loss in the year ended December 31, 2012 from a $727.9 million income in the year ended December 31, 2011.

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

Our business is heavily dependent on machinery for the production of steel and steel products, as well as investments in our mining operations. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We intend to focus our capital spending on the implementation of projects that we view as key to carrying out our business strategy and improve free cash flow. See “Item 4. Information on the Company — Capital Investment Program” for the objectives of our capital investment program and its details. Over the next three years, i.e., 2014-2016, we expect our capital expenditures on our metals production facilities to total approximately $176.1 million, approximately 76% of which will be in 2014-2015, and approximately 24% in 2016. We intend to spend approximately $1.9 billion for the development of the Elga coal deposit during the period from 2014 to 2016. We intend to finance our capital investments with cash flow from operations and external financing sources and/or equity. The funds for the development of the Elga coal deposit will be sourced from the project financing provided by Vnesheconombank.

Our strategy has shifted from growing our business through acquisition and expansion opportunities to extracting the maximum value from our existing core assets. We now intend to concentrate on efficiency improvements and modernization of the business lines, which we expect will increase the business’ overall profitability. We may also consider further selective disposal of assets which do not fit our main strategy directions. However, we do not exclude the possibility of further growth through acquisitions in a medium or long-term perspective. Historically, funding of acquisitions has come from cash flows from existing operations and external financing sources.

Our total outstanding debt as of December 31, 2013 and 2012 was $9,005.1 million and $9,357.8 million, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for information regarding the type of financial instruments, the maturity profile of debt, currency and interest rate structure.

In 2013 and 2012, we paid dividends of $0.2 million and $186.4 million, respectively, out of which $0.2 million and $79.1 million, respectively, was paid on preferred shares. See “Item 8. Financial Information — Dividend Distribution Policy” for a description of our dividend policy.

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

The table below summarizes our cash flows for the periods indicated.

	Year Ended December 31,
	2013	2012	2011
	(In thousands of U.S. dollars)
Net cash provided by operating activities	323,532	1,313,631	882,893
Net cash used in investing activities	(179,589)	(839,137)	(2,618,232)
Net cash (used in) provided by financing activities	(162,071)	(792,006)	2,079,034

Net cash provided by operating activities was $323.5 million in the year ended December 31, 2013 as compared to net cash provided by operating activities of $1,313.6 million in the year ended December 31, 2012 and of $882.9 million in the year ended December 31, 2011. The operating cash inflows were derived from payments received from sales of our mining, steel, ferroalloy and power products, reduced by cash disbursements for direct labor, raw materials and parts, selling, distribution and operating expenses, interest expense and income taxes.

Net cash used in operating activities before changes in working capital items was $66.0 million in the year ended December 31, 2013. Net operating cash inflow of discontinued operations amounted to $60.5 million. Below we analyze major changes in working capital items which in the aggregate accounted for $329.0 million in cash provided by operating activities, resulting in net cash provided by operating activities of $323.5 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of $507.1 million due to a significant decrease in finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Chelyabinsk Metallurgical Plant and Mechel Trading as of December 31, 2013 as compared to December 31, 2012. The main reason for the change in the stock level was the decrease in production volumes across all our segments as a result of the continuation of weak demand in the European and Russian markets;

•	an increase in unrecognized income tax benefits of $61.2 million;

•	an increase in accounts payable of $92.3 million due to a significant growth in accounts payable of Chelyabinsk Metallurgical Plant, Mecheltrans, Southern Kuzbass Coal Company, Mechel Energo, Metallurgshakhtspetsstroy and Yakutugol which was partly offset by the decrease in accounts payable of trading houses;

•	an increase in accrued taxes and other liabilities of $90.8 million due to an increase in taxes payable for the year ended December 31, 2013;

•	a decrease in accounts receivable of $59.7 million primarily due to the decrease in sales of Mechel Service, Korshunov Mining Plant, Mechel Carbon and Mechel Trading and the increase in sales of steel products by Chelyabinsk Metallurgical Plant; and

•	a decrease in other current assets of $29.7 million primarily due to a decrease in VAT and other taxes receivable of Yakutugol and decrease in advances issued of Mechel Vtormet and Southern Kuzbass Coal Company in the year ended December 31, 2013.

Working capital items reducing operating cash flows:

•	net change in balances with related parties of $484.4 million primarily due to transactions with the related metallurgical plants; and

•	a decrease in advances received of $27.4 million of Mechel Trading and Mechel Service.

Net cash provided by operating activities before changes in working capital items was $702.4 million in the year ended December 31, 2012. Net operating cash inflow of discontinued operations amounted to $29.7 million. Below we analyze major changes in working capital items which in the aggregate accounted for $581.5 million in cash provided by operating activities, resulting in net cash provided by operating activities of $1,313.6 million.

Working capital items accretive to operating cash flows:

•	a decrease in inventories of $577.1 million due to a significant decrease in finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Chelyabinsk Metallurgical Plant, Mechel Carbon and Mechel Trading as of December 31, 2012 as compared to December 31, 2011. The main reason for the change in the stock level was the decrease in production volumes across all our segments as a result of the continuation of weak demand in the European and Russian markets;

•	a decrease in other current assets of $58.0 million primarily due to a decrease in VAT and other taxes receivable of Yakutugol and Chelyabinsk Metallurgical Plant in the year ended December 31, 2012;

•	an increase in accounts payable of $71.5 million due to a significant growth in accounts payable of Chelyabinsk Metallurgical Plant, Mecheltrans and Southern Kuzbass Coal Company which was partly offset by the decrease in accounts payable of trading houses;

•	an increase in accrued taxes and other liabilities of $20.3 million due to an increase in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2012;

•	a decrease in accounts receivable of $46.9 million primarily due to the decrease in sales of mining products by Mechel Carbon and Mechel Mining Trading House and the decrease in sales of steel products by Mechel Service Global;

•	dividends in the amount of $26.0 million received from investments accounted at cost; and

•	an increase in unrecognized income tax benefits of $17.6 million.

Working capital items reducing operating cash flows:

•	net change in balances with related parties of $179.3 million primarily due to transactions with the related metallurgical plants; and

•	a decrease in advances received of $56.5 million of Mechel Trading and Mechel Service Global.

Net cash provided by operating activities before changes in working capital items was $1,513.8 million in the year ended December 31, 2011. Net operating cash outflow of discontinued operations amounted to $22.7 million. Below we analyze major changes in working capital items which in the aggregate accounted for $608.2 million in cash used in operating activities, resulting in net cash provided by operating activities of $882.9 million.

Working capital items accretive to operating cash flows:

•	an increase in accounts payable of $251.1 million due to an overall increase in purchase volumes and purchase prices across all our segments in the year ended December 31, 2011;

•	net change in balances with related parties of $345.9 million primarily due to transactions with the related metallurgical plants and Usipar; and

•	an increase in accrued taxes and other liabilities of $25.2 million due to a decrease in taxes payable, wages and salaries and interest accrued for the year ended December 31, 2011.

Working capital items reducing operating cash flows:

•	an increase in accounts receivable of $321.1 million primarily due to an increase in sales of mining products by Mechel Carbon and increase in sales by new foreign subsidiaries of Mechel Service Global;

•	an increase in inventories of $803.8 million due to a significant increase in finished goods and raw materials held in stock at the warehouses of Mechel Service Global, Mechel Carbon, Chelyabinsk Metallurgical Plant and HBL Holding as of December 31, 2011 as compared to December 31, 2010. The main reason for the change in the stock level was the increase in production volumes across all our segments and higher pricing for new materials;

•	a decrease in advances received of $63.0 million of Chelyabinsk Metallurgical Plant, Mechel Trading, Mechel Materials and Mechel Carbon; and

•	an increase in other current assets of $40.3 million primarily due to a decrease in VAT and income tax receivable, advances paid and capitalized bank origination fees in the year ended December 31, 2011.

Net cash used in investing activities was $179.6 million in the year ended December 31, 2013 as compared to net cash used in investing activities of $839.1 million in the year ended December 31, 2012 and of $2,618.2 million in the year ended December 31, 2011. Substantially all of the cash used in investing activities in the years ended December 31, 2013, 2012 and 2011 related to capital expenditures and the acquisition of businesses. Capital expenditures relating to purchases of property, plant and equipment and purchases of mineral licenses amounted to $558.1 million, $962.3 million and $1,784.4 million in the years ended December 31, 2013, 2012 and 2011, respectively. Expenditures related to the acquisition of businesses and investments amounted to $728.1 million, $57.0 million and $75.7 million in the years ended December 31, 2013, 2012 and 2011, respectively. Cash provided by investing activities related to disposal of businesses and investments in the amount of $1,105.7 million in the year ended December 31, 2013. Cash provided by investing activities in the years ended December 31, 2012 and 2011 comprised of proceeds from short-term loans issued in the amount of $217.8 million and $353.6 million, respectively.

Net cash used in financing activities was $162.2 million in the year ended December 31, 2013 as compared to net cash used in financing activities of $792.0 million in the year ended December 31, 2012 and net cash provided by financing activities of $2,079.0 million in the year ended December 31, 2011. We received debt proceeds of $2,962.1 million and repaid debt of $2,945.5 million in the year ended December 31, 2013 as compared to received debt proceeds of $3,951.0 million and repaid debt of $4,199.8 million in the year ended December 31, 2012, and received debt proceeds of $5,891.7 million and repaid debt of $3,530.3 million in the year ended December 31, 2011.

Liquidity

We had cash and cash equivalents of $268.5 million as of December 31, 2013 and $293.6 million as of December 31, 2012. Our cash and cash equivalents were held in rubles (8.1% and 59.1% as of December 31, 2013 and December 31, 2012, respectively), U.S. dollars (79.5% and 28.2% as of December 31, 2013 and December 31, 2012, respectively), euros (7.2% and 4.9% as of December 31, 2013 and December 31, 2012, respectively) and certain other currencies of the CIS and Eastern Europe.

The unused portion under the group’s credit facilities as of December 31, 2013 and 2012 was $280.8 million and $580.9 million, respectively. As of December 31, 2013 and 2012, the group’s credit facilities provided aggregated borrowing capacity of $9,286.0 million (of which $1,765.7 million expires within a year) and $9,938.8 million, respectively. The group’s borrowings under these credit facilities carried a weighted average interest rate of approximately 9.1% and 8.2% as of December 31, 2013 and 2012, respectively.

The following table summarizes our liquidity as of December 31, 2013, 2012 and 2011.

Estimated Liquidity	December 31, 2013	December 31, 2012	December 31, 2011
	(In millions of U.S. dollars)
Cash and cash equivalents	268.5	293.6	632.1
Amounts available under credit facilities	280.8	580.9	903.6

Total estimated liquidity	549.3	874.5	1,535.7

Short-term debt (short-term borrowings and current portion of long-term debt) increased by $48.7 million, or 3.4%, to $1,484.9 million as of December 31, 2013 from $1,436.2 million as of December 31, 2012.

Long-term debt net of current portion decreased by $401.4 million, or 5.1%, to $7,520.2 million as of December 31, 2013 from $7,921.7 million as of December 31, 2012. This decrease was primary attributable to the weakening of the ruble against the U.S. dollar and due to the decreasing amount of the ruble-denominated loans.

Our working capital became negative $740.8 million as of December 31, 2013 as compared to $1,767.8 million as of December 31, 2012, decreasing by $2,508.6 million, or 142%. The main reasons of the decrease in working capital were (i) the decrease in current assets and liabilities of discontinued operations by

$1,393.2 million, (ii) the decrease in inventory amounted to $622.9 million as a result of reduction in production volumes due to the weakness of the European and Russian markets, and (iii) the provision for the amount due from the related metallurgical plants of $363.7 million.

Outlook for 2014

Our objective is to ensure that our group meets its liquidity requirements, continues capital expenditures, repays borrowings as they fall due, and continues as a going concern. To accomplish that, we will continue to seek to obtain additional financing and renew or refinance existing facilities as described below as well as decrease the level of inventories, primarily through reducing our purchasing, production and delivery expenses. On this basis we expect operating cash flows to provide sufficient funds in 2014 to be available for debt servicing and capital expenditures.

To service the debt falling due in 2014, we intend to use our operating cash flow, obtain new long-term borrowing facilities and refinance existing arrangements. In 2014, subject to market environment and associated costs, we may issue additional ruble bonds and obtain bank borrowings, to further extend the maturity profile of our debt portfolio and reduce the pressure on our cash flows to enable us to continue to finance our operations and major capital projects without increasing our total debt. Our ability to incur additional debt, however, is limited by our restrictive covenants. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants.”

We believe that cash generated from operations, current cash and short-term investments on hand, and short-term and long-term committed borrowings under our credit facilities will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled remaining debt payments in 2014. Furthermore, we believe that we have sufficient flexibility in deferring our non-critical capital expenditures in case specific project financing is not obtained and in managing our working capital to provide further financial flexibility as needed.

Debt Financings in 2014

In April 2014, we have reached agreement with VTB Bank to refinance debt in the amount of 59.79 billion rubles ($1.8 billion as of December 31, 2013), providing for an extension of the repayment grace period until April 2015 with a maturity due in four years. Of this, in May 2014, we have already signed amendments to loan agreements amounting to 46.5 billion rubles ($1.5 billion as of December 31, 2013). VTB Bank will also provide a loan to redeem bonds in the amount of up to 3.8 billion rubles ($116.1 million as of December 31, 2013).

In March 2014, our subsidiary Elgaugol signed two loan agreements for an aggregate amount of $2.5 billion with Vnesheconombank for the project financing of the development of the Elga coal deposit. The loans have a tenor of 13.5 years, with a repayment grace period of 3.5 years. The financing is provided without recourse to Mechel or any group company except for Elgaugol and is therefore excluded from our financial covenants calculations under most loan agreements. The management believes that before utilization of the credit lines, this financing will be excluded from the financial covenants calculations under all relevant loan agreements. As of the date hereof, $20.8 million has been drawn under the facility.

Debt Financings in 2013

During the course of 2013, we continued our refinancing efforts through extending some of our existing credit facilities, amending financial covenants, including agreeing with the lenders on a covenant holiday for Mechel and Mechel Mining’s ratios of net borrowings to EBITDA for the relevant periods ending in December 31, 2013 and June 30, 2014. See “Description of Certain Indebtedness,” “Russian bonds” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

In December 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company and a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc entered into an amendment and restatement agreement to the existing pre-export facility agreements for a total amount of $1.0 billion. The amendments provide that the loan, which was entering the repayment phase in December 2013, will be repayable in equal monthly installments until December 2016 following a grace period of 12 months ending in December 2014.

In December 2013, several of our subsidiaries and Sberbank entered into separate amendments to their loan agreements totaling 26.6 billion rubles (approximately $808 million) for refinancing of existing indebtedness and working capital. Of this amount, Chelyabinsk Metallurgical Plant accounted for 21.5 billion rubles (approximately $655.9 million), and Mechel Trading, Izhstal, Southern Kuzbass Coal Company, Yakutugol, Korshunov Mining Plant and Bratsk Ferroalloy Plant accounted for, in the aggregate, 5.1 billion rubles (approximately $156.2 million). The facilities have a tenor of 5 years with a repayment grace period until March 28, 2015. As of December 31, 2013, the facilities were drawn in an aggregate amount of 13.4 billion rubles (approximately $410.7 million).

In October 2013, our subsidiary Elgaugol entered into a $150.0 million bridge facility with Vnesheconombank with a tenor of 6 months for the development of the Elga coal complex. As of December 31, 2013, the amount outstanding under the facility was $33.3 million. The facility is repaid with the proceeds from the $2.5 billion project finance facility provided by Vnesheconombank in April 2014.

In August 2013, Chelyabinsk Metallurgical Plant entered into a revolving credit facility with Alfa-Bank for a total amount of $150.0 million. The facility was provided for working capital financing and was fully drawn as of December 31, 2013. In March 2014, the credit facility was amended providing for full repayment of the loan in five equal weekly installments, the last installment falling due no later than April 25, 2014. As of the date hereof, the facility has been fully repaid.

In April 2013, Mechel entered into a 40.0 billion ruble (approximately $1.3 billion) credit facility agreement with VTB Bank for a period of 5 years. The facility allows a 15-month grace period and is to be repaid in equal installments on a quarterly basis. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds). In May 2014, we have signed amendments with VTB Bank to refinance the facility, providing for an extension of grace period until April 2015 and maturity until April 2018.

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

In April 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $889.0 million: $400.0 million was made available to Southern Kuzbass Coal Company and $489.0 million was made available to Yakutugol, both for a period of up to 5 years with a 3 year grace period obtained for the purpose of funding operational activities and refinancing of short-term debt provided by Gazprombank.

In March and April 2013, our subsidiary Mecheltrans entered into two non-revolving credit facilities with Moscow Credit Bank for a total amount of $88 million for a period of one year each with a bullet repayment. The facilities are provided for the purpose of working capital financing. In May 2013, the facilities amount was increased to $105 million. In April 2014, we extended the maturity of the facilities until December 2014 and replaced the borrower with Mechel Service.

Debt Financings in 2012

In December 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company and a syndicate of banks coordinated by ING Bank N.V., Société Générale, UniCredit, JSCB Rosbank and ABN AMRO Bank N.V.

entered into an amendment and restatement agreement to the existing pre-export facility agreements for a total amount of $1.0 billion. The amendments provided an extension of repayment grace period under the loan until December 2013. The loan was subsequently amended and restated in December 2013.

In December 2012, following the repayment of the initial drawdown under a revolving credit line extended to Mechel Trading by Sberbank under a long-term framework agreement entered into in October 2011, Mechel Trading re-drew $100.0 million under this credit line. In December 2013, this facility was refinanced for a further period of 5 years.

In October 2012, Southern Kuzbass Coal Company obtained four non-revolving credit lines for 5 years from Sberbank for a total amount of 24 billion rubles (approximately $772.3 million) with a 3-year grace period. The purpose of the credit lines is working capital financing. As of December 31, 2013, the credit lines were fully drawn.

In April 2012, we extended our existing loans from VTB Bank for Yakutugol and Southern Kuzbass Coal Company in the total amount of approximately $460.0 million for a period of up to 3 years. As of December 31, 2013, these credit lines were fully drawn.

In April 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $500 million for a period of up to 5 years for the purpose of funding operational activities and refinancing our short-term debt.

In April 2012, we completed placement of our non-convertible interest-bearing BO-05, BO-06, BO-07, BO-11 and BO-12 series exchange bonds in an aggregate principal amount of 15.0 billion rubles (approximately $506.1 million). The proceeds were used to refinance some of our short-term debt. In April 2013, the bonds were redeemed for the entire amount.

In February 2012, we completed placement of our non-convertible interest-bearing BO-04 series exchange bonds in an aggregate principal amount of 5.0 billion rubles (approximately $167.3 million). The proceeds were used to refinance our short-term debt. In February 2014, this series was redeemed for the total amount of 4.254 billion rubles.

In January 2012, Mechel Trading refinanced its existing loans with Alfa-Bank through a new revolving line in the amount of $150.0 million with the ability to draw tranches and with the final repayment to be made not later than October 2016. The proceeds were used for working capital and trade financing. The facility has been fully repaid in September 2013.

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

In October 2011, our subsidiary Mechel Energo obtained a credit line for 2 years from Gazprombank in the amount of 3.0 billion rubles (approximately $102.1 million). The credit line was provided for the purpose of financing our day-to-day operations. In April 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 5.0 billion rubles. As of December 31, 2013, the amount outstanding under the facility was $152.8 million.

In October 2011, our subsidiary Mechel Trading obtained a credit facility in the amount of $180.0 million to refinance a portion of our short-term loans. The loan facility has been provided by syndicate of banks, ING Bank N.V., Barclays Capital Inc. and ZAO Unicredit Bank, for a period of 3 years with 18-month grace period. As of December 31, 2013, the amount outstanding under the facility was $51 million.

In June 2011, Yakutugol obtained a non-revolving credit line for 5 years from Eurasian Development Bank in amount of 2.8 billion rubles (approximately $95.3 million) with 24-month grace period for the sole purpose of financing the development of the Elga coal deposit. As of December 31, 2013, the amount outstanding under the facility was 2.3 billion rubles.

In June 2011, we completed placement of our non-convertible interest-bearing bonds of the 17th, 18th and 19th series in the aggregate amount of 15.0 billion rubles. The proceeds were used to refinance our short-term debt.

In March 2011, our subsidiary Chelyabinsk Metallurgical Plant obtained a revolving credit line for a period of 1.5 years from Gazprombank in the amount of 6.0 billion rubles (approximately $204.2 million) for the purpose of working capital financing. In September 2011, the available limit was increased up to 11.0 billion rubles (approximately $374.3 million) and the period was extended up to 5 years. In April 2012, we extended the credit line for up to 5 years and the amount of the credit line was decreased back to 6.0 billion rubles. As of December 31, 2013, the amount outstanding under the facility was $183.3 million.

In March 2011, our subsidiary Mechel Service obtained a revolving credit line from Gazprombank totaling 3 billion rubles (approximately $102.1 million) for a period of 1.5 years. The purpose of the credit line is working capital financing. In October 2011, we agreed with the lender to increase the amount of the credit line up to 4.0 billion rubles (approximately $136.1 million) and extend its period up to 2 years. In April 2012, we extended the credit line for up to 3.5 years and the amount of the credit line was increased up to 11.0 billion rubles. As of December 31, 2013, the amount outstanding under the facility was $336.1 million.

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

In February 2011, we completed two placements of our non-convertible interest-bearing bonds of the 15th and 16th series in the aggregate amount of 10.0 billion rubles. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. In February 2014, the 15th and 16th series were redeemed for the total amount of 8.149 billion rubles.

On February 7, 2011, our subsidiary Southern Kuzbass Coal Company obtained a credit line in the amount of 6.2 billion rubles (approximately $211.0 million) to finance the construction of the second area at Sibirginskaya Underground. The loan facility has been provided by TransCreditBank OAO (now VTB Bank) for a period of 5 years with an amortized monthly repayment starting on February 2014 until December 2015 and is to be repaid in full by February 6, 2016. In May 2014, we have signed amendments to the loan agreement to extend the repayment grace period until April 2015 and the final maturity until April 2018.

Debt Financings in 2010

During the course of 2010, we obtained the following major debt financings. See “Description of Certain Indebtedness,” “Russian bonds” and “Item 10. Additional Information — Material Contracts” for a summary description of the terms of these facilities.

In December 2010, we obtained a credit line totaling 10 billion rubles (approximately $329.3 million) from VTB Bank. In November 2011, the credit line was increased up to 13.0 billion rubles (approximately $442.2 million). In April 2013, this line was increased to 40.0 billion rubles (approximately $1.3 billion). As of December 31, 2013, the facility was fully drawn.

In October 2010, our subsidiary Chelyabinsk Metallurgical Plant obtained a credit line totaling 15.0 billion rubles (approximately $493.9 million) from Sberbank. As of December 31, 2012, we had fully drawn this credit facility, which was used to refinance some of our short-term debt.

In September 2010, we signed a loan agreement in the amount of $219.4 million and €192 million to finance a universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The loan facility has been provided by BNP Paribas, Gazprombank and UniCredit. As of December 31, 2013, the amount outstanding under the facility was $396.6 million.

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

In April 2010, we completed placement of our non-convertible interest-bearing bonds of BO-03 series in the aggregate amount of 5.0 billion rubles. The proceeds were used to fund the working capital of our group and to refinance existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. In April 2013, this series was fully repaid.

In March 2010, we completed placement of our non-convertible interest-bearing bonds of BO-02 series in the aggregate amount of 5.0 billion rubles. The proceeds were used to fund the working capital of our group and to refinance existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. In March 2013, this series was fully repaid.

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

Restrictive Covenants

Our loan agreements contain a number of covenants and restrictions, which include, but are not limited to, financial ratios, maximum amount of debt, minimum value of shareholder equity and certain cross-default provisions. The covenants also include, among other restrictions, limitations on: (1) indebtedness of certain companies in our group; (2) amount of dividends on our common and preferred shares; and (3) amounts that can be spent for capital expenditures, new investments and acquisitions. Covenant breaches if not waived generally permit lenders to demand accelerated repayment of principal and interest.

The table below sets out the requirements of our most significant restrictive debt covenants and the actual ratios/amounts as of December 31, 2013.

Restrictive Covenant	Requirement	Actual as of December 31, 2013
Mechel
Adjusted Shareholder Equity	Shall be greater than or equal to $4.0 billion	$4.5 billion
Net Borrowings to EBITDA ratio	Not tested(1)	n/a
EBITDA to Net Interest Expense ratio	Shall not be less than 1:1	0.88:1
Net Borrowings	Shall not exceed $11.0 billion	$9.2 billion

Mechel Mining
Adjusted Shareholder Equity	Shall be greater than or equal to $3.7 billion	$4.0 billion
Net Borrowings to EBITDA ratio	Not tested(1)	n/a
EBITDA to Net Interest Expense ratio	Shall not be less than 1:1	1.83:1
Net Borrowings	Shall not exceed $4.3 billion	$4.0 billion

(1)	During November-December 2013, we obtained consent from the lenders under the applicable loan agreements not to test the ratio of net borrowings to EBITDA until December 31, 2014.

In April-May 2014, we received consents relating to certain financial covenants breaches under various long-term and short-term loans totaling $2.7 billion, some of them constituting cross-defaults under other loans. Several of these loans required Mechel to have an EBITDA to Net Interest Expense ratio not less than 1:1 as of December 31, 2013, whereas Mechel’s actual EBITDA to Net Interest Expense ratio was 0.88:1. For a description of the current terms of our loan agreements see “— Description of Certain Indebtedness.”

For the purposes of calculating the financial covenants under all relevant loan agreements, Mechel and Mechel Mining’s EBITDA and shareholder equity definitions have been amended to reflect any write-offs and impairments in connection with the Estar Group and any disposed entities and under most loan agreements carve outs for the $2.5 billion Vnesheconombank project finance associated with the development of the Elga project. The management believes that before utilization of the credit lines, this financing will be excluded from the financial covenants calculations under all relevant loan agreements.

Under certain credit facilities, Mechel has restrictions on payment of dividends based on the ratio of net borrowings to EBITDA. The most restrictive covenants prohibit the payment of dividends if: (i) the ratio of net borrowings to EBITDA is greater than 3.0:1; (ii) the amount of dividends on our common shares exceeds 20% of our net profit for the respective year; and (iii) the amount of dividends on our preferred shares exceeds 20% of our net profit for the respective year. Also, if Mechel records a loss as shown in the financial statements, the amount of permitted dividends paid on our preferred shares shall be limited to 7.5 million rubles (approximately $244.9 thousand) for any such financial year.

The maximum allowed level for the net borrowings is $11.0 billion or, as per some loan agreements, $10.5 billion but excluding financial lease obligations.

As of the date hereof, for the relevant period ending on December 31, 2013, we had $7.8 million debt with maturity due in August 2014 with breached covenants and no waivers received from the relevant lender. As per the terms of the loan agreement, the lender under this facility has the option to ask for an earlier repayment of the loan.

In accordance with our projections, we intend and have the ability to meet the covenants during and for the year ending December 31, 2014. Our ability to meet the debt covenants has been estimated on the basis of our short-term budgets and long-term projection (the “Projection”) of the company. The Projection combines production plans by entities, key products and cost items price dynamics, maintenance and project capital investment program, loans portfolio and repayment schedule and other budgeted and projected items. It includes income and cash flow statements both on separate entities and consolidated level which is being used for purposes of debt covenants calculation. The Projection is prepared using assumptions that comparable market participants would use.

To forecast key product prices, exchange rates dynamics and inflation rates we use a wide variety of sources including the following institutions: Ministry of Economic Development of the Russian Federation, leading investment banks, AME, CRU, SRB, Metal Expert, WSD, McCloskey, EIA, TMCard, MBR, Rosugol, RasMin, Metal Bulletin — along with our own estimates.

As of December 31, 2013, we projected the following covenant ratios for the forthcoming period of 6 and 12 months, required to comply under the most significant loan agreements:

Restrictive Covenant	Requirement	Projection as of June 30, 2014	Projection as of December 31, 2014
Mechel’s Adjusted Shareholder Equity	Shall be greater than or equal to $4.0 billion	$4.5 billion	$4.3 billion
Mechel’s Net Borrowings to EBITDA ratio	Shall not exceed 10.0:1 starting with December 31, 2014	Not tested	8.1:1
Mechel’s EBITDA to Net Interest Expense ratio	Shall not be less than 1:1	1.13:1	1.53:1
Mechel’s Net Borrowings	Shall not exceed $11.0 billion	$8.8 billion	$8.9 billion

The significant assumptions underlying our debt covenant determination are projected product prices, sales volumes, cost dynamics, inflation rates and discount rates. Some of these assumptions may materially deviate from our historical results primarily due to the market downturns and economic slowdowns in the recent years. All these material assumptions are based on our projections and are subject to risk and uncertainty.

See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — We have not been in compliance with the financial covenants in certain of our credit facilities” for description of the potential consequences of being unable to meet our debt covenants.

Description of Certain Indebtedness

See “Item 10. Additional Information — Material Contracts” for a summary description of material contracts related to our indebtedness. In addition, we have described below certain additional contracts related to our indebtedness.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

On February 6, 2009, our subsidiaries Yakutugol and Southern Kuzbass Coal Company each entered into separate credit facility agreements with Gazprombank for a total amount of $1.0 billion: $550.0 million was made available to Yakutugol and $450.0 million was made available to Southern Kuzbass Coal Company. The credit facilities can be used for finance and operating activities, including financing affiliates and credit repayments. On February 24, 2010, the final maturity of the facility agreements was extended until February 2015.

In April 2013, Yakutugol and Southern Kuzbass Coal Company signed new loan agreements for the $889.0 million U.S. dollar-denominated credit facilities resulting in a rescheduling of outstanding short-term balances of $202.4 million and $250.0 million, respectively, maturing in five years with a three year grace period and bearing an interest of 7.5% per year (described in this section below).

As of December 31, 2013, the amount outstanding under the Southern Kuzbass Coal Company facility was $117.1 million and the amount outstanding under the Yakutugol facility was $241.2 million.

Interest rate and interest period

Interest is paid on a monthly basis and was reduced during the term of the facility from a fixed rate of 14% to a rate of 3-month LIBOR plus 5.25% margin. Gazprombank may unilaterally, having provided 30 days prior notice, increase the interest rate if, among others, the CBR’s refinance rate increases.

Repayment and prepayments

Each of the facilities is to be repaid not later than February 6, 2015. Repayment is to be made in equal amounts on a quarterly basis starting from the first quarter of 2013.

Prepayment is free from any premium or penalty, subject to the borrowers providing 30 days prior notice to the lender.

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel and Mechel Mining and cross guarantees between Southern Kuzbass Coal Company and Yakutugol.

Security

The borrowers’ obligations are secured by a pledge of 25%+1 share in each of Yakutugol, Southern Kuzbass Coal Company and Korshunov Mining Plant. The number of pledged shares of Yakutugol and Southern Kuzbass Coal Company can be increased up to 35% if we fail to comply with financial covenants.

Covenants and other matters

Mechel Mining’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 8.0:1 as of December 31, 2014, 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016, 4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 1.2:1 as of June 30, 2014, 2.0:1 as of December 31, 2014, 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter. Mechel Mining’s shareholder equity shall not be less than $3.0 billion. Mechel Mining’s net borrowings shall not exceed $4.3 billion as of June 30, 2014 and $4.0 billion as of December 31, 2014 and thereafter.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control provisions and cross-defaults relating to other debt.

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

In April 2014, we have agreed with VTB Bank to amend the credit facility by extending the repayment grace period until April 2015 and the maturity until April 2018.

Interest rate and interest period

In September 2010, the interest rate was decreased to 9.75% per year. In April 2012, the interest was changed to the rate of 3-month Mosprime plus 4.5% per year. In April 2013, the interest rate was decreased to 3-month Mosprime plus 3.8% per year. In April 2014, the lender has exercised its option to convert the ruble loan into U.S. dollars, following which the loan now bears the rate of 3-month LIBOR plus 4.8%. VTB Bank may unilaterally increase the interest rate in accordance with the terms of the agreements.

The lender has the option to convert the loan back in rubles at an exchange rate of 29.45. Following the agreement reached with VTB Bank in April 2014, the new margin will be linked to our net borrowings to EBITDA ratio.

Repayment and prepayment

The maturity of the facilities for both Southern Kuzbass Coal Company and Yakutugol is April 13, 2015. Each of the facilities is to be repaid in four equal quarterly tranches starting on July 13, 2014. As per the agreement reached with the bank in April 2014 the facility will expire in April 2018 and the repayment will start in April 2015.

Voluntary prepayment is not allowed for the first 12 months. No prepayment premium is required if prepayment is made on an interest payment date, otherwise the premium for prepayment is calculated as a difference between 3-month Mosprime and Mosprime rate identified on the date preceding the voluntary prepayment.

Guarantee

The credit facilities are guaranteed by each of Yakutugol (in respect of the Southern Kuzbass Coal Company credit facility), Mechel Mining, Mechel Carbon and Mechel Carbon Singapore.

Covenants and other matters

Mechel Mining’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 8.0:1 as of December 31, 2014. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 1.2:1 as of June 30, 2014 and 2.0:1 as of December 31, 2014.

In addition, under the loan agreement for Southern Kuzbass Coal Company (i) the aggregate EBITDA of each of the borrowers shall not be less than 70% of consolidated EBITDA of Mechel Mining; and under both loan agreements (ii) the aggregate amount of property, plant and equipment of each of the borrowers shall not be less than 60% of the consolidated amount of property, plant and equipment of Mechel Mining.

The credit facility agreements contain certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults relating to other debt, as well as limitations on payment of dividends, acquisitions and disposals and non-core transactions.

The credit facility agreements are governed by Russian law.

Facility Agreement for Chelyabinsk Metallurgical Plant from BNP Paribas, Gazprombank and UniCredit — Universal Rolling Mill Facility Agreement

General

On September 15, 2010, we signed a credit facility agreement to finance the universal rolling mill installation project at our subsidiary Chelyabinsk Metallurgical Plant. The $471.2 million credit facility consists of three tranches underwritten by BNP Paribas S.A., Gazprombank and UniCredit. Gazprombank’s tranche is $219.4 million, BNP Paribas’s tranche is €102.8 million (approximately $134.6 million) and UniCredit’s tranche is €89.2 million (approximately $117.1 million). The credit facility benefits from insurance coverage of the Italian, German and Chinese export credit agencies: SACE, Euler Hermes and Sinosure, respectively. As of December 31, 2013, the amount outstanding under the facilities was $396.7 million.

The purpose of the facility is to finance payments under two contracts: the equipment and technology supply contract executed with Danieli and the general construction contract executed with Minmetals.

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

The borrower may make a pro rata prepayment of the loan with the prior written consent of the lenders. A prepayment of part of the loan must be of a minimum amount of $10.0 million in respect of Facility A, and €10.0 million in respect of Facility B and Facility C.

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

As of December 31, 2013, we were not in compliance with the EBITDA to net interest expense ratio under the deed of guarantee executed by Mechel for the purpose of securing the borrower’s obligations under the credit facility agreement. In May 2014, we obtained a waiver from the lenders to cure such non-compliance.

Mechel’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel’s ratio of net borrowings to EBITDA shall not exceed 10.0:1 as of December 31, 2014, 7.5:1 as of June 30, 2015, 6.3:1 as of December 31, 2015, June 30, 2016 and December 31, 2016, 6.0:1 as of June 30, 2017, 5.8:1 as of December 31, 2017 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is 3.0:1 or less, then the ratio of 3.0:1 continues to apply thereafter. Mechel’s ratio of EBITDA to net interest expense shall not fall below 1.0:1 as of June 30, 2014 and December 31, 2014, 1.5:1 as of June 30, 2015, 2.0:1 as of December 31, 2015 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by English law.

Credit Facility for Chelyabinsk Metallurgical Plant from Sberbank

General

On October 13, 2010, Sberbank opened a credit line for Chelyabinsk Metallurgical Plant for the total amount of 15.0 billion rubles (approximately $493.9 million) to refinance short-term debt.

On December 19, 2013, the borrower and Sberbank entered into an amendment to the loan agreement by extending the term of the facility by 5 years with a repayment grace period until March 30, 2015 and amending the security structure.

Interest rate and interest period

Starting with December 19, 2013 till December 10, 2018, the interest on the loan is set at a rate of 12% per year if the turnover on our companies’ accounts with Sberbank during each calendar quarter exceeds 25% of outstanding liabilities under the loan and 12.5% per year if below this threshold.

Accrued interest is payable on the 28th day of the last month of each three-month interest period. Sberbank has the right to revise the interest rate with a 30-day prior notice.

Repayment and prepayments

The credit facility is repayable in 16 quarterly installments starting on March 30, 2015. The final repayment date is December 10, 2018.

Guarantee

The borrower’s obligations under the credit facility agreement are guaranteed by Mechel, Mecheltrans, Mechel Service and Bratsk Ferroalloy Plant.

Security

Starting from December 2013, the credit facility shares one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, a pledge of 25%+1 share of Beloretsk Metallurgical Plant, a pledge of equipment and immovable assets of Bratsk Ferroalloy Plant and a mortgage over immovable assets of Chelyabinsk Metallurgical Plant.

Covenants and other matters

On December 31, 2013, we were not in compliance with EBITDA to net interest expense ratio in respect to Mechel under the credit facility agreement. In April 2014, we obtained the waiver from the lender to cure such non-compliance.

Mechel’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel’s ratio of net borrowings to EBITDA shall not exceed 10.0:1 as of December 31, 2014, 7.5:1 as of June 30, 2015, 6.0:1 as of December 31, 2015, 5.5:1 as of June 30, 2016, 5:1 as of December 31, 2016, 4.5:1 as of June 30, 2017, 4.0:1 as of December 31, 2017 and 3.5:1 as of June 30, 2018. Mechel’s ratio of EBITDA to net interest expense shall not fall below 1.0:1 as of June 30, 2014, 1.2:1 as of December 31, 2014, 1.5:1 as of June 30, 2015, 2.0:1 as of December 31, 2015, 2.5:1 as of June 30, 2016 and December 31, 2016, 3.0:1 as of June 30, 2017 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion. Mechel’s net borrowings shall not exceed $10.5 billion starting from 2012 until 2014 and $10.0 billion starting from 2015 and thereafter. Finance lease liabilities are not included in net borrowings.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility from Eurasian Development Bank

General

On June 22, 2011, Yakutugol signed a credit facility agreement in the amount of 2.8 billion rubles (approximately $95.3 million) with a tenor of 5 years for the sole purpose of financing the development of the Elga coal deposit. As of December 31, 2013, the amount outstanding under the facility was 2.3 billion rubles.

Interest rate and interest period

The interest rate under the facility was initially set at 8.16% per year, but increased to 11.5% per year starting with December 2013. The lender has the right to change the interest rate with a 60-day prior notice if, for example, an event having a material adverse effect on the economic, financial and political situation in Russia occurs.

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

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel Mining.

Security

The credit facility is secured by pledges over equipment of Mechel Coke, Chelyabinsk Metallurgical Plant and Yakutugol.

Covenants and other matters

Mechel Mining’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 8.0:1 as of December 31, 2014, 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015 and 5.0:1 as of June 30, 2016 and December 31, 2016. Mechel Mining’s ratio of EBITDA to net interest expense shall not fall below 1.2:1 as of June 30, 2014, 2.0:1 as of December 31, 2014, 2.7:1 as of June 30, 2015 and 4.0:1 as of December 31, 2015 and thereafter. Mechel Mining’s net borrowings shall not exceed $4.3 billion until June 30, 2014 and $4.0 billion as of December 31, 2014 and thereafter.

The credit facility agreement is governed by Russian law.

Credit Facility for Mechel Trading from Sberbank

General

In December 2013, the borrower and Sberbank entered into an amendment to the existing $100.0 million credit facility by extending the term of the facility by 5 years with a repayment grace period until March 2015 and amending the security structure. The purpose of the credit line is working capital, intra-group and pre-export financing.

Interest rate and interest period

The interest rate under both tranches is payable quarterly at 3-month LIBOR plus a margin of 6%.

Repayment and prepayments

Each tranche is to be fully repaid in 16 quarterly installments starting on March 28, 2015. The final repayment date is December 10, 2018. If the borrower repays the loan before the payment dates (in advance), it has to pay the extra prepayment fees (1.5% per year of the repayment amount).

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel, Chelyabinsk Metallurgical Plant, Mecheltrans, Mechel Service and Bratsk Ferroalloy Plant.

Security

Starting from December 2013, the credit facility shares one security package with other credit facilities: a pledge of 25%+1 share of Mechel Mining, 25%+1 share of Beloretsk Metallurgical Plant and equipment and immovable assets of Bratsk Ferroalloy Plant.

Covenants and other matters

Mechel’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel’s ratio of net borrowings to EBITDA shall not exceed 10.0:1 as of December 31, 2014, 7.5:1 as of June 30, 2015, 6.0:1 as of December 31, 2015, 5.5:1 as of June 30, 2016, 5.0:1 as of December 31, 2016, 4.5:1 as of June 30, 2017, 4.0:1 as of December 31, 2017 and 3.5:1 as of June 30, 2018.

For the relevant period ending on December 31, 2013, Mechel was not in compliance with its ratio of EBITDA to net interest expense. In April 2014, we obtained approval from the bank to cure this breach. Further, Mechel’s ratio of EBITDA to net interest expense shall not fall below 1.0:1 as of June 30, 2014, 1.2:1 as of December 31, 2014, 1.5:1 as of June 30, 2015, 2.0:1 as of December 31, 2015, 2.5:1 as of June 30, 2016 and December 31, 2016, 3.0:1 as of June 30, 2017 and thereafter. Mechel’s shareholder equity shall be equal to or exceed $3.0 billion. Mechel’s net borrowings shall not exceed $10.5 billion. Finance lease liabilities are not included in net borrowings.

The credit facility contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

In April 2012, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into two separate non-revolving credit facility agreements with Gazprombank for a total amount of $500.0 million: $300.0 million was made available to Yakutugol and $200.0 million was made available to Southern Kuzbass Coal Company, both for a period of up to 5 years with a 3 year grace period obtained for the purpose of funding operational activities and refinancing short-term debt. As of December 31, 2013, the facilities were fully drawn.

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

Guarantee

The borrowers’ obligations are guaranteed in full by Mechel and Mechel Mining and cross guarantees between Southern Kuzbass Coal Company and Yakutugol.

Security

The borrowers’ obligations under the credit facility agreements are secured by a pledge of 25%+1 share in each of Korshunov Mining Plant, Southern Kuzbass Coal Company and Yakutugol. The number of pledged shares of Southern Kuzbass Coal Company and Yakutugol can be increased up to 35% if we fail to comply with financial covenants.

Covenants and other matters

Mechel Mining’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 8.0:1 as of December 31, 2014, 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016, 4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 1.2:1 as of June 30, 2014, 2.0:1 as of December 31, 2014, 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter. Mechel Mining’s net debt shall not exceed $4.3 billion as of June 30, 2014 and $4.0 billion as of December 31, 2014 and in any relevant period thereafter. Mechel Mining’s shareholder equity shall not be less than $3.0 billion.

The credit facility agreements are governed by Russian law.

Credit Facility Agreements for Yakutugol and Southern Kuzbass Coal Company from Gazprombank

General

In April 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into separate non-revolving credit facility agreements with Gazprombank for a total amount of $889.0 million: $400.0 million was made available to Southern Kuzbass Coal Company and $489.0 million was made available to Yakutugol, both for a period of up to 5 years with a 3 year grace period obtained for the purpose of funding operational activities and refinancing of short-term debt provided by Gazprombank.

As of December 31, 2013, the amount outstanding under the Southern Kuzbass Coal Company facility was $234.1 million and the amount outstanding under the Yakutugol facility was $220.7 million.

Interest rate and interest period

The credit facilities each bear an interest rate of 7.5% per year. Interest is paid on a monthly basis.

Repayment and prepayments

Each of the facilities is to be repaid not later than April 26, 2018. Repayment is to be made in equal amounts on a quarterly basis starting from the second quarter of 2016.

The borrowers may prepay the loans issued under credit facilities in full or in part. Prepayment is free from any premium or penalty, subject to the borrowers providing 10 days prior notice to the lender.

Guarantee

The borrowers’ obligations under the credit facility agreements are guaranteed in full by Mechel Mining and Mechel and cross guarantees between Southern Kuzbass Coal Company and Yakutugol.

Security

The borrowers’ obligations are secured by a pledge of 25%+1 share in each of Yakutugol, Southern Kuzbass Coal Company and Korshunov Mining Plant. The number of pledged shares of Yakutugol and Southern Kuzbass Coal Company can be increased up to 35% if we fail to comply with financial covenants.

Covenants and other matters

Mechel Mining’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 8.0:1 as of December 31, 2014, 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016, 4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 1.2:1 as of June 30, 2014, 2.0:1 as of December 31, 2014, 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter.

The credit facility agreements are governed by Russian law.

Russian bonds

On July 30, 2009, we placed series 04 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The bonds are secured by a guarantee from Yakutugol. The proceeds were used to fund the construction of the Elga coal complex. The bonds are due on July 21, 2016. The bonds bear a coupon to be paid quarterly. The interest rate for the first 12 coupons was set at 19% per annum, for the 13-16 coupons was set at 11.25% per annum and for the 17-20 coupons was set at 13% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders have an option to demand early redemption of the bonds at par value commencing on July 20, 2014 till July 24, 2014. We are entitled to redeem the bonds on July 28, 2014. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. The bonds are included on the CBR Lombard list; if the CBR excludes the bonds from this list, the bondholders may also demand early redemption of the bonds. We partially redeemed the bonds ahead of maturity on July 29, 2013 in the amount of 1.349 billion rubles and on January 27, 2014 in the amount of 1.276 billion rubles.

On September 7, 2010, we placed series 13 and series 14 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds are due on August 25, 2020. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 10% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders have an option to demand early redemption of the bonds at par value commencing on August 27, 2015. We are entitled to redeem the bonds on September 3, 2015. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds.

On February 22, 2011, we placed series 15 and series 16 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to fund the working capital of our group, refinance the existing loan agreements, as well as to finance the construction of the Elga coal complex and other investment projects of our group. The bonds are due on February 9, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 6 coupons was set at 8.25% per annum, for the 7-8 coupons was set at 13% per annum for the series 15 and for the 7 coupon was set at 13% per annum for the series 16. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders of series 15 have an option to demand early redemption of the bonds at par value commencing on February 13, 2015. We are entitled to redeem such bonds on February 19, 2015. The bondholders of series 16 have an option to demand early redemption of the bonds at par value commencing on August 15, 2014. We are entitled to redeem such bonds on August 21, 2014. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds. We partially redeemed the series 15 and series 16 bonds ahead of maturity on February 20, 2014 in the amount of 8.149 billion rubles.

On June 9, 2011, we placed series 17 and series 18 non-convertible interest-bearing bonds in an aggregate principal amount of 10.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to refinance our short-term debt. The bonds are due on May 27, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders have an option to demand early redemption of the bonds at par value commencing on May 29, 2016. We are entitled to redeem the bonds on June 6, 2016. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds.

On June 14, 2011, we placed series 19 non-convertible interest-bearing bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are registered with the FFMS and admitted to trading and listed at MICEX. The proceeds were used to refinance our short-term debt. The bonds are due on June 1, 2021. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 10 coupons was set at 8.40% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders have an option to demand early redemption of the bonds at par value commencing on June 3, 2016. We are entitled to redeem the bonds on June 9, 2016. The bondholders are also entitled to demand early redemption of the bonds in certain other cases specified in the decision of issuance of the bonds, including when we fail to pay coupon on any of our bonds for more than 7 days or fail to repay the principal on any of our bonds for more than 30 days, or when we default on or are required to redeem any of our bonds.

On February 14, 2012, we placed series BO-04 non-convertible interest-bearing exchange bonds in an aggregate principal amount of 5.0 billion rubles. The bonds are admitted to trading at MICEX. The proceeds were used to refinance our short-term debt. The bonds are due on February 10, 2015. The bonds bear a coupon to be paid on a semi-annual basis. The interest rate for the first 4 coupons was set at 10.25% per annum and for the 5-6 coupons was set at 13% per annum. We will be entitled to set the interest rates for the following coupon periods at our discretion, in which case the bondholders will have the right to demand that we redeem the bonds at par value before each such coupon period starts. The bondholders are also entitled to demand early redemption of the bonds if: (1) our shares are delisted from a respective stock exchange, (2) we declare default under these or any other Russian bonds, or (3) we are required to redeem any other bonds. We partially redeemed the bonds ahead of maturity on February 13, 2014 in the amount of 4.254 billion rubles.

Contractual Obligations and Commercial Commitments

The following table sets forth the amount of our contractual obligations and commercial commitments as of December 31, 2013.

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
	(In thousands of U.S. dollars)
Short-Term Borrowings and Current Portion of Long-Term Debt	1,484,912	1,484,912	—	—	—
Long-Term Debt Obligations, Net of Current Portion	7,520,217	—	5,448,885	1,937,814	133,518
Interest Payable(1)	62,380	62,380	—	—	—
Operating Lease Obligations	2,189,017	49,525	92,523	90,499	1,956,470
Purchase Obligations(2)	189,424	189,424	—	—	—
Restructured Taxes Payable	—	—	—	—	—
Asset Retirement Obligations(3)	59,136	2,001	23,912	8,115	25,108
Pension and Post Retirement Benefits(4)(5)	162,112	19,421	22,032	23,272	97,387
Short-Term Finance Lease Obligations	122,815	122,815	—	—	—
Long-Term Finance Lease Obligations	296,885	—	177,604	119,210	71
Contingent payment for Bluestone acquisition	27,718	27,718	—	—	—
Contractual commitments to acquire plant, property and equipment, raw materials and for delivery of goods and services(6)	2,065,919	1,921,943	83,922	31,040	29,014
Estimated interest expense(7)	3,629,396	768,674	1,484,683	1,376,039	—
Estimated average interest rate(7)	—	8.41%	8.12%	8.12%	—

Total Contractual Obligations and Commercial Commitments	17,809,931	4,648,813	7,333,561	3,585,989	2,241,568

(1)	Interest Payable as of December 31, 2013 amounted to $0.9 million and $61.4 million for Short-Term Borrowings and Current Portion of Long-Term Debt and Long-Term Debt Obligations, Net of Current Portion, respectively. Interest payable is included in amount of $62.4 million in current period figure. In the year ended December 31, 2013, our interest expense was $742.0 million and we paid out $579.6 million in interest, net of amounts capitalized.
(2)	Accounts payable for capital expenditures.

(3)	See note 15 to the consolidated financial statements.
(4)	See note 16 to the consolidated financial statements.
(5)	Includes $142.7 million pension and post-retirement benefits due in more than one year.
(6)	See note 25 to the consolidated financial statements.
(7)	Interest expense is estimated for a five-year period based on (1) estimated cash flows and change of the debt level, (2) forecasted LIBOR rate where applicable, (3) actual long-term contract interest rates and fixed rates, forecasted with reasonable assurance on the basis of historic relations with major banking institutions.

We have also guaranteed the fulfillment of obligations to third parties under various debt and lease agreements. The maximum potential amount of future payments under these guarantees as of December 31, 2013 amounted to $6,496.9 million, of which $6,494.3 million related to guarantees given by us for our subsidiaries.

Commitments for capital expenditures were $690.4 million as of December 31, 2013. This amount includes our contractual commitments related to acquisition of property, plant and equipment arising from various purchase and construction agreements in respect of railway construction for the Elga coal complex in the amount of $532.6 million. See note 25 to the consolidated financial statements.

The total carrying and discounted amount of commitments under lease contracts as of December 31, 2013 is equal to $97.1 million and $86.3 million, respectively. See note 17 to the consolidated financial statements.

Inflation

Inflation in the Russian Federation was 6.5% in 2013, 6.6% in 2012 and 6.1% in 2011. Inflation has generally not had a material impact on our results of operations during the period under review in this section. However, we cannot guarantee that inflation will not materially adversely impact our results of operations in the future in case inflation accelerates. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Financial Condition and Financial Reporting — Inflation could increase our costs and decrease operating margins.”

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

Goodwill

Goodwill represents the excess of the consideration transferred plus the fair value of any non-controlling interests in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. For the acquisitions with the effective date before January 1, 2009, the excess of the fair value of net assets acquired over cost, called negative goodwill, was allocated to the acquired non-current assets (except for deferred taxes, if any) until they were reduced to zero. Since January 1, 2009, the excess of the fair value of net assets acquired over the fair value of consideration transferred, plus the fair value of any non-controlling interest should be recognized as a gain in consolidated statements of operations and comprehensive income (loss) on the acquisition date. FASB ASC 350, “Intangibles — Goodwill and Other” (“ASC 350”), prohibits the amortization of goodwill. Instead, goodwill is tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more likely than not result in impairment.

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

As of December 31, 2013 and 2012, we reported goodwill of $687.8 million and $782.8 million, respectively. According to the results of the impairment analysis of goodwill in the years ended December 31, 2013 and 2012, impairment losses of $38.3 million and $156.4 million were recognized, respectively.

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

Reporting and functional currencies

We have determined our reporting currency to be the U.S. dollar. The functional currencies for our Russian, European, Romanian, Ukrainian, Kazakh, Bulgarian and Turkish subsidiaries are the Russian ruble, euro, the Romanian lei, the Ukrainian hryvnia, the Kazakh tenge, the Bulgarian lev and the Turkish lira, respectively. The U.S. dollar is the functional currency of our other international operations.

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

Mineral licenses

The mineral licenses are recorded at their fair values at the date of acquisition, based on the appraised fair value. Fair value of mineral licenses acquired prior to August 22, 2004 (the date of change in the Russian Subsoil Law that makes license extensions through the end of the estimated proven and probable reserve period reasonably assured) is based in part on independent mining engineer appraisals for proven and probable reserves during the license term. Before 2011, mineral licenses were amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period. Effective January 1, 2011, our group changed its estimate of the useful lives of the mineral licenses acquired before August 22, 2004 to be based on proven and probable reserves of the mine. The change was applied prospectively and had no significant impact on the consolidated results of our group’s operations. The effect of this change was to reduce depletion expense for the year ended December 31, 2011 by $17.3 million and increase income from continuing operations, net of taxes, by $13.8 million or $0.03 per common share.

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

Our management evaluates our estimates and assumptions on an ongoing basis; however, actual amounts could differ from those based on such estimates and assumptions. As of December 31, 2013 and 2012, the carrying amount of our mineral licenses amounted to $3,271.0 million and $3,455.1 million, respectively.

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

In 2011, the total rate of social contributions was 34%: contributions to the Russian Pension Fund in the amount of 26% of the annual gross salary of each employee, contributions to the Fund of Obligatory Medical Insurance in the amount of 5.1% and contributions to the Social Insurance Fund in the amount of 2.9%. These rates were applied to the part of the annual gross salary below 463,000 rubles for each employee and 0% thereafter. Annual gross salaries exceeding that amount were non-taxable.

In 2012, the contributions to the Russian Pension Fund were reduced to 22%, while rates for the Fund of Obligatory Medical Insurance and the Social Insurance Fund remained the same. These rates were applied to the part of the annual gross salary below 512,000 rubles, and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

In 2013, the rates of social contributions remained at the same level as in 2012. These rates were applied to the part of the annual gross salary below 568,000 rubles, and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

Contributions to the Russian Pension Fund for the years ended December 31, 2013, 2012 and 2011 were $192.8 million, $176.9 million and $210.0 million, respectively.

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

Pension and Post-Retirement Benefit obligations and the results of sensitivity analysis of Pension and Post-Retirement Benefit obligations as of December 31, 2013 are disclosed in note 16 to the consolidated financial statements.

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

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to prolonging the useful life or expanding the future use of an asset are capitalized. Maintenance and repair costs are expensed as incurred. We expensed $82.3 million and $98.1 million of repair and maintenance costs during the period ended December 31, 2013 and 2012, respectively. These amounts represent the cost of third parties repair and maintenance services. Repair and maintenance costs carried out internally are accounted for as expense according to the nature of cost elements, including cost of labor and related social taxes, spare parts, auxiliary materials, energy and other expenses.

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

Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property are expensed as incurred. These costs also include the costs of identifying and upgrading mineral resources to reserve status for mineral projects in the development and production stages. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by mining engineers. No exploration costs were capitalized prior to the point when proven and probable reserves are established. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves, for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes (grade and/or quality are computed from the results of detailed sampling) and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves, for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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

In performing the impairment analysis, we consider whether the results and cash flows of an asset or asset group can be clearly distinguished from results and cash flows of our other assets. Generally, long-lived assets are grouped by reporting units with discrete financial information regularly reviewed by operating management (i.e. the lowest level of identifiable cash flows that are independent of the cash flows of other assets is at a single entity level). At Southern Kuzbass Coal Company, a group of assets is determined by the aggregated mines owned and operated by Southern Kuzbass Coal Company, because they are dependent on operations of each other and represent the single production process.

If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and impairment charge is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value.

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves and estimated value beyond proven and probable mineral reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by our engineers. Our reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. As of December 31, 2013, we had the following number of reporting units by segments with goodwill allocated for testing purposes: Steel — 3, Mining — 5, Power — 2 and Ferroalloy — 1. Estimated future cash flows are based on our assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the goodwill impairment testing.

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

When performing impairment tests, we use assumptions that include estimates regarding the discount rates, growth rates and expected changes in selling prices, sales volumes and operating costs, as well as capital expenditures and working capital requirements during the forecasted period. We estimate discount rates using after-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on our growth forecasts, which are largely in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. While impairment of long-lived assets does not affect reported cash flows, it does result in a non-cash charge in the consolidated statements of operations and comprehensive income (loss), which could have a material adverse effect on our results of operations or financial position.

As of December 31, 2013, we performed an impairment analysis of goodwill at all our reporting units. In addition, we tested long-lived assets for recoverability at those reporting units, where events or changes in circumstances indicate that their carrying amounts may not be recoverable. Cash flow forecasts used in this test were based on the assumptions as of December 31, 2013. The forecasted period for our non-mining subsidiaries was assumed to be five years to reach stabilized cash flows, and the value beyond the forecasted period was based on a terminal growth rate of 2.5%. For our mining subsidiaries the forecasted period was based on the remaining life of the mines. Cash flow projections were prepared using assumptions that comparable market participants would use.

Forecasted inflation rates for the period 2014-2018, which were used in cash flow projections, were as follows:

Region	2014	2015	2016	2017	2018
Russia	5%	5%	4%	4%	4%
United States	2%	2%	2%	2%	2%
European countries	3%	4%	4%	3%	3%

Discount rates were estimated in nominal terms on the weighted average cost of capital basis. To discount cash flow projections we used similar discount rates for Russia, Eastern Europe and the United States, assuming that this approach reflected market rates for investments of a similar risk as of December 31, 2013 in these regions. These rates, estimated for each year for the forecasted period, are as follows:

	2014	2015	2016	2017	2018
Discount rate	10.49%	11.49%	12.00%	11.93%	11.19%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by our group during the year ended December 31, 2013, an impairment loss of $38.3 million was recognized to reduce the carrying amount of goodwill. The expected revenue growth was lower than the assumptions made at the acquisition of these reporting units. Impairment losses of continuing operations are recognized and presented in the consolidated statements of operations and comprehensive income (loss) in “Impairment of goodwill and long-lived assets” line.

According to the results of the impairment analysis of goodwill, an impairment loss of $38.3 million for the year ended December 31, 2013 was recognized in the following reporting units:

Reporting Unit	Segment	Impairment Loss as for the Year Ended December 31, 2013
		(In millions of U.S. dollars)
Kuzbass Power Sales Company	Power	28.1
Ekos-plus	Mining	4.1
WNL Staal	Steel	2.3
Ramateks	Steel	2.2
Mechel Transport	Mining	1.6

Total		38.3

The material assumptions that drive fair values of Kuzbass Power Sales Company lower than carrying values are represented by projected electricity prices, sales volumes, steam coal prices and discount rates. Some of these assumptions materially deviate from our group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where Kuzbass Power Sales Company is located. Additionally, as a result of the fall in prices for commodities, the extension of the European market weakness and the lack of positive prospects for the recovery of the European market, we recognized impairment of goodwill in relation to our Steel (WNL Staal and Ramateks) and Mining (Ekos-plus and Mechel Transport) segments.

The remaining carrying value of the goodwill for Kuzbass Power Sales Company where we recorded goodwill’s impairment as of December 31, 2013 was $31.4 million. The values of the goodwill for units of Steel and Mining segments were written off in the full amount in 2013.

According to the results of the impairment analysis of goodwill, an impairment loss of $156.4 million for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting Unit	Segment	Impairment Loss as for the Year Ended December 31, 2012
		(In millions of U.S. dollars)
Ductil Steel S.A.	Steel	92.4
Cognor Stahlhandel	Steel	62.1
Mechel Nemunas	Steel	1.9

Total		156.4

The remaining carrying value of goodwill of these reporting units was nil.

According to the results of the impairment analysis of long-lived assets, an impairment loss of $245.9 million for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting Unit	Segment	Impairment Loss as for the Year Ended December 31, 2012
		(In millions of U.S. dollars)
Ductil Steel S.A.	Steel	115.2
Mechel Targoviste S.A.	Steel	48.8
Kazakhstansky Nickel Mining Company	Ferroalloy	23.9
Laminorul S.A.	Steel	29.9
Mechel Campia Turzii S.A.	Steel	19.7
Mechel Nemunas	Steel	8.4

Total		245.9

The remaining carrying value of long-lived assets of these reporting units was nil.

According to the results of the impairment analysis of goodwill as of December 31, 2013, the following reporting units have the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact our group’s results:

Reporting Unit	Segment	The Excess of Fair Value over Carrying Value	Goodwill Allocated to the Reporting Unit
			(In millions of U.S. dollars)
Yakutugol	Mining	17%	408.9
Bratsk Ferroalloy Plant	Ferroalloy	29%	89.5
Port Posiet	Mining	17%	23.1

The material assumptions that drive the estimated fair values of Yakutugol, Bratsk Ferroalloy Plant and Port Posiet are represented by projected prices, sales volumes and discount rates. Some of these assumptions materially deviate from our group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where Yakutugol, Bratsk Ferroalloy Plant and Port Posiet are located. All these material assumptions are based on the group’s projections and are subject to risk and uncertainty.

Based on the sensitivity analysis carried out as of December 31, 2013, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that we would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

	Yakutugol	Bratsk Ferroalloy Plant	Port Posiet
Decrease in future planned revenues	5.8%	4.2%	4.9%
Points increase in discount rates for each year with the forecasted period	3.1%	2.3%	1.3%
Points decrease in cash flows growth rate after the forecasted period	—	4.0%	2.0%

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

Accounts receivable

Accounts receivable are stated at net realizable value. If receivables are deemed doubtful, bad debt expense and a corresponding allowance for doubtful accounts is recorded. If receivables are deemed uncollectible, the related receivable balance is charged off. Recoveries of receivables previously charged off are recorded when received. Receivables that do not bear interest or bear below market interest rates and have an expected term of more than one year are discounted with the discount subsequently amortized to interest income over the term of the receivable. We review the valuation of accounts receivable on a regular basis. The amount of allowance for doubtful accounts is calculated based on the ageing of balances in accordance with contract terms. In addition to the allowance for specific doubtful accounts, we apply specific rates to overdue balances of its subsidiaries depending on the history of cash collections and future expectations of conditions that might impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written off against provision or charged off to operating expenses (if no provision was created in previous periods). Our standard credit terms are 30 days in Russia and Western Europe, and vary from 30 to 60 days in the United States. We establish extended credit terms for related parties customers which may vary from 2 to 365 days. Our group monitors collectibility of accounts receivable including those from its related parties on an ongoing basis primarily through review of the accounts receivable aging to determine whether accounts receivable are a concern.

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

As of December 31, 2013 and 2012, the write-down of inventories to their net realizable value was $58.6 million and $95.4 million, respectively. As of December 31, 2013, the most significant decrease by $23.7 and $12.4 in the write-down of inventories is attributable to the steel and mining segments, respectively. In 2013, the major part of inventories written down to net realizable value in the previous reporting period was sold out.

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

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Unrecognized income tax benefits of $78.3 million, including interest and penalties of $13.8 million, as of December 31, 2013, and $20.2 million, including interest and penalties of $3.5 million, as of December 31, 2012, were recognized by us in the accompanying consolidated balance sheets.

Taxes represent our group’s provision for profit tax. During 2011-2013, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan. Our group’s subsidiaries incorporated in British Virgin Islands are exempt from profit tax. The amendments in the tax legislation of the United States resulted in the decrease in tax rate to 39.55% in 2013, 40.0% in 2012 from 40.5% in 2009-2011. The amendments in the tax legislation of the United Kingdom resulted in the decrease in tax rate from 24% in 2010-2012 to 23% since April 1, 2013 and to 21% since April 1, 2014. In December 2010, the Ukrainian tax legislation was amended to decrease the statutory income tax rate gradually from 25% in 2010 to 23% from April 1, 2011, 21% from January 1, 2012, 19% from January 1, 2013 and 16% from January 1, 2014 and thereafter.

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

Shipping and handling costs

We classify all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $1,123.6 million, $1,153.5 million and $1,120.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2013, 2012 and 2011, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of ASC 715. In accordance with ASC 715, we recognize actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2013 and 2012, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses. Accumulated other comprehensive (loss) income is comprised of the following components:

	December 31, 2013	December 31, 2012
	(In millions of U.S. dollars)
Cumulative currency translation adjustment	(68.8)	(337.7)
Unrealized losses on available-for-sale securities	(1.3)	(3.5)
Pension adjustments net of related income taxes of $6,718 in 2013 and $7,918 in 2012	22.5	14.3

Total accumulated other comprehensive (loss) income	(47.6)	(326.9)

Stock-based compensation

We apply the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2013, 2012 and 2011, we did not enter in any employee stock-compensation arrangements.

Segment reporting

According to FASB ASC 280, “Segment Reporting” (“ASC 280”), segment reporting follows our internal organizational and reporting structure. Our operations are presented in four business segments as follows:

•	Mining segment, comprising production and sales of coal (metallurgical and steam), iron ore, coke and chemical products and limestone, which supplies raw materials to the steel, ferroalloys and power segments and also sells substantial amounts of raw materials to third parties;

•	Steel segment, comprising production and sales of semi-finished steel products, long products of wide range of steel grades, carbon and stainless flat products, high value-added metal products, including forgings, stampings and wire products;

•	Ferroalloys segment, comprising production and sales of ferrosilicon, which supplies raw materials to the steel segment and also sells substantial amounts of raw materials to third parties; and

•	Power segment, comprising generation and sales of electricity and heat energy, which supplies electricity and heat energy to the mining, steel and ferroalloys segments and also sells a portion of electricity and heat energy to third parties.

In accordance with adopted accounting policies, our group also prepares disclosure of revenue information by product line within each reportable segment. The reported product lines sales comprise not less than 75% of total segment revenue from third parties and represent the key products in each reportable segment.

Financial instruments

The carrying amount of our financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2013 and 2012. For long-term borrowings, the difference between fair value and carrying value is shown in note 14 to our consolidated financial accounts. We have determined, using available market information and appropriate valuation methodologies, such as discounted cash flows, the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of our debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for us to estimate the fair value of these investments, for which a quoted market price is not available because we have not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of our instruments. Therefore, such investments are recorded at cost.

Guarantees

In accordance with FASB ASC 460, “Guarantees” (“ASC 460”), the fair value of a guarantee is determined and recorded as a liability at the time when the guarantee is issued. The initial guarantee amount is subsequently re-measured to reflect the changes in the underlying liability. The expense or re-measurement adjustments are included in the related line items of the consolidated statements of operations and comprehensive income (loss), based on the nature of the guarantee. When the likelihood of performing on a guarantee becomes probable, a liability is accrued, provided it is reasonably determinable on the basis of the facts and circumstances at that time.

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

Derivative instruments and hedging activities

We recognize our derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2013, 2012 and 2011, a gain of $22.5 million, a gain of $26.8 million and a loss of $20.8 million, respectively, related to the change in the fair value of derivative instruments was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). There were no foreign currency forward and options contracts outstanding as of December 31, 2013, 2012 and 2011.

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

Discontinued operations

FASB ASC 205 “Discontinued operations” (“ASC 205”) sets forth the financial accounting and reporting requirements for discontinued operations of a component of an entity. A “component of an entity” comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable or an operating segment, a reporting unit, a subsidiary, or an asset group.

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

Recently Issued Accounting Pronouncements

Liquidation Basis of Accounting

In April 2013, the FASB issued Accounting Standards Update (“ASU”) ASU 2013-07, “Liquidation Basis of Accounting” (“ASU 2013-07”), which provides entities with the guidance when an entity should apply the liquidation basis of accounting. The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. If a plan for liquidation was specified in the entity’s governing documents from the entity’s inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity’s inception.

The amendments require to present relevant information about an entity’s expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. The entity should include in its presentation of assets any items it had not previously recognized under U.S. GAAP but that it expects to either sell in liquidation or use in settling liabilities (for example, trademarks).

An entity should recognize and measure its liabilities in accordance with U.S. GAAP that otherwise applies to those liabilities. The entity should not anticipate that it will be legally released from being the primary obligor under those liabilities, either judicially or by creditor(s). The entity also is required to accrue and separately present the costs that it expects to incur and the income that it expects to earn during the expected duration of the liquidation, including any costs associated with sale or settlement of those assets and liabilities.

Additionally, the amendments require disclosures about an entity’s plan for liquidation, the methods and significant assumptions used to measure assets and liabilities, the type and amount of costs and income accrued, and the expected duration of the liquidation process.

ASU 2013-07 is effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The adoption of ASU 2013-07 is not expected to have a material impact on our consolidated financial statements.

Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes

In July 2013, the FASB issued ASU 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes” (“ASU 2013-10”), which permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, in addition to the interest rates on direct Treasury obligations of the U.S. government (UST) and the London Interbank Offered Rate (LIBOR). The amendments also remove the restriction on using different benchmark rates for similar hedges.

ASU 2013-10 is effective for qualifying new or re-designated hedging relationships entered into on or after July 17, 2013. The adoption of ASU 2013-10 is not expected to have a material impact on our consolidated financial statements.

Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

In July 2013, the FASB issued ASU 2013-11, “Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”), an amendment to ASC 740. This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

ASU 2013-11 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on our consolidated financial statements.

Presentation of Financial Statements and Property, Plant, and Equipment

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment” (“ASU 2014-08”),which includes amendments that change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations in accordance with ASC 205 and ASC 360. Under the guidance in ASU 2014-08, only disposals representing a strategic shift in operations — that is, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

Additionally, the amendments in ASU 2014-08 require expanded disclosures, for each comparative period, about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The provisions in ASU 2014-08 also require an entity to disclose the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting.

ASU 2014-08 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. An entity should not apply the amendments to a component of an entity, or a business, that is classified as held for sale before the effective date even if the component of an entity, or business, is disposed of after the effective date. The adoption of ASU 2014-08 is not expected to have a material impact on our consolidated financial statements.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the financial position, results of operations or cash flows of our group.

Trend Information

Demand

Mining. The demand for coking coal is dependent on the steel industry, which is directly tied to global economic cycles. In 2011, demand was affected by market uncertainties in the European and North American regions. Japan’s earthquake and tsunami also reduced coking coal demand in 2011. As a result, global metallurgical coal import stagnated with a slight decrease of 1.1% in 2011, according to AME. Demand for internationally traded metallurgical coal grew by 8.8% in 2012 with record coal imports seen into both China and India in the first half of the year, according to AME. In 2013, international metallurgical coal demand grew by 9.1%, according to AME. The main reason for an increase was a new record in Chinese imports of coking coal which rose by 22 million tonnes, according to Platts.

The steam coal market is driven by non-steel related factors, such as growth in electricity consumption, balance between supply and demand and seasonality. In 2011, demand for steam coal was mainly driven by developing economies, such as China and India. As part of Japan’s recovery efforts, coal-fired power stations have increased their capacity utilization rates, which led to increased steam coal demand. As a result, global steam coal import increased by 7.0% in 2011, according to AME. In 2012, global steam coal demand increased by 14.5% due to strong Asian imports, according to AME. In 2013, steam coal demand rose only by 0.8% due to sluggish performance of the global economy, according to AME.

In 2011, global iron ore demand increased by 7.2% due to sharp increase in steel production, according to AME. In 2012, global iron ore demand grew at lower pace, just 2.7%, according to AME. Global iron ore demand growth was stronger in 2013 than in 2012, lifting by 5.6% as China’s steel production rise continued, according to AME.

Steel. Russia is our largest market for steel products. In 2011, Russian rolled steel consumption grew by 11.8% as compared to 2010 and reached 42.4 million tonnes, according to Metal Expert. In 2012, Russian rolled steel consumption grew by an additional 6.2% and reached 45.1 million tonnes, according to Metal Expert. In 2013, Russian rolled steel consumption grew by an additional 1.5% and reached a record level of 45.8 million tonnes, according to Metal Expert.

We expect that Russia’s domestic steel consumption will continue to grow in 2014 due to the increase of construction volumes and in demand for rebar in particular.

The volume of steel products exports from Russia declined by 9.2% in 2013 and amounted to 23.4 million tonnes due to the greater attractiveness of the domestic market, according to Metal Expert. However, we believe that our Russian steel products will retain competitiveness in the markets outside Russia in 2014.

In 2013, imports of steel decreased by 2% and stood at 7.1 million tonnes due to increased deliveries of Russian producers, according to Metal Expert. Imported steel comprised 15.5% of the Russian steel market, according to Metal Expert. We expect imports will slightly increase in 2014, due to growing Russia’s steel consumption, although we expect the share of imported steel in the Russian steel market will stay relatively stable.

Ferroalloys. Global ferrosilicon demand in 2013 remained at the same level as in 2012 due to the growth in global steel consumption and less consumption of ferrosilicon per tonne of crude steel, according to Metal Expert. However, we do not expect further decrease in consumption of ferrosilicon and anticipate that the ferrosilicon market will see an increase in demand in 2014, since we expect continued growth in steel production.

Power. In 2013, the electricity output of our generating facilities decreased by 7% as compared to 2012. Heat energy generated for sale decreased by 16%.

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

Sales

Mining. Overall, we expect sales volumes of our mining segment to grow in 2014 due to an increase in demand in the Asian markets as well as an increase of coal-handling capacity. We expect domestic sales of our mining products to increase due to increased demand. Export sales are also expected to increase, since we are strategically diversifying our sales geography. We believe that our policy of concluding long-term contracts for coal and iron ore concentrate sales strengthens our relationships with our customers and gives us long-term presence in both the domestic and export markets.

Steel. Our steel segment sales volumes are expected not to increase in 2014 due to a decrease in demand for steel and ongoing optimization of our distribution network. During 2013, Mechel Service, a Russian subsidiary of Mechel Service Global, continued its program for development and expansion of its product portfolio, the range of services and customer base. Mechel Service has offices in 52 cities throughout Russia. We believe that our strategy aimed at increasing the efficiency of the existing distribution network, expanding our product portfolio and developing customer services will improve our market position and will provide us with greater stability in steel sales.

Ferroalloys. We expect sales volumes of our ferroalloys segment to decrease in 2014 due to a decrease in demand for steel as well as the disposal of Tikhvin Ferroalloy Plant and Voskhod Mining Plant in December 2013 and the suspension of operations at Southern Urals Nickel Plant at the end of 2012.

Power. In 2014, we expect sales volumes of our power segment to remain at the level of 2013. We do not expect that consumption by small and mid-sized businesses and households, who are also customers of power and heat-supply companies, will change significantly. We plan to expand our distribution channels to build a new customer base among small and mid-sized businesses, as well as public utilities. We also plan to optimize our production capacity through further integration of our intra-group assets. We hope that further integration of our power assets, as well as diversification of our customer portfolio will allow us to avoid a fall in power segment sales caused by a decrease in demand from large industrial companies that are shifting their business from power supply companies.

Inventory

Overall, our inventory decreased by $622.9 million, or 31.1%, to $1,377.0 million as of December 31, 2013 from $1,999.9 million as of December 31, 2012, due to the decrease in finished goods production costs following the decrease in raw materials costs in the steel segment as a result of the decline in steel products demand.

Costs

Mining. Within our mining segment, we expect our iron ore cash costs per tonne to increase in 2014 as a result of increasing prices of power, explosives, automotive tires and tubes for open pit equipment and land use fees, while coal cash costs per tonne should remain relatively stable in 2014 as a result of increasing operational efficiency and decreasing semi-fixed costs.

Steel. Excluding the effects of exchange rate fluctuations, our steel cash costs per tonne should remain relatively stable in 2014 as a result of achieving cost savings, as well as efficiency and output gains arising as a result of our targeted capital investment program. Specifically, as we continue to introduce operational and technical changes at our plants allowing us to better integrate their products, we expect to be better able to control our cost increases. The increasing use of continuous casters should provide both efficiency and production increases.

Ferroalloys. Excluding the effects of exchange rate fluctuations, our ferrosilicon cash costs per tonne should remain relatively stable in 2014 as a result of achieving cost savings. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs and optimizing administrative expenses.

Power. We expect that in 2014 the cost of the production of electricity and heat energy will increase due to an increase in the prices of key raw materials, particularly natural gas, as well as some ancillary materials. We intend to maintain strict control over costs, which should enable us to cut expenditures by reducing fixed production costs, optimizing administrative expenses and increasing productivity to satisfy increased market demand in some regions. We have given special attention to high-priority financial and operating activities, including technical refurbishment, development of existing capacities and installation of new power generation capacity at our production facilities.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Board of Directors

Name	Year of Birth	Position
Igor V. Zyuzin	1960	Chairman, Chief Executive Officer of Mechel Mining
Evgeny V. Mikhel	1974	Director, Member of Management Board
Alexey G. Ivanushkin(4)	1962	Director, Chief Executive Officer of Oriel Resources Ltd., Head of Oriel Resources Ltd. Moscow representative office
Viktor A. Trigubko(4)	1956	Director, Senior Vice President — Government Relations
Roger I. Gale(1)(2)(3)	1952	Director
A. David Johnson(1)(2)(4)	1937	Director
Igor S. Kozhukhovsky(1)(3)(4)	1956	Director
Vladimir V. Gusev(1)(2)(3)	1945	Director
Yuriy N. Malyshev(1)(3)(4)	1939	Director

(1)	Independent Director under the applicable NYSE regulations and Russian regulations.
(2)	Member of the Audit Committee of the Board of Directors.
(3)	Member of the Committee on Appointments and Remuneration.
(4)	Member of the Committee on Investments and Strategic Planning.

Igor V. Zyuzin has been Chairman of our Board of Directors since July 2010. He was our Chief Executive Officer from December 2006 to June 2010 and Chairman of our Management Board from September 2007 to June 2010. He served as Chairman of our Board of Directors from March 2003, when Mechel was founded, to December 2006 and has been a member of our Board of Directors since that time. Mr. Zyuzin has been a member of the Board of Directors of Mechel Mining since April 2008 and Chairman of Management Board and Chief Executive Officer of Mechel Mining since July 2011. Mr. Zyuzin has also served as Chairman of the Board of Directors of Southern Kuzbass Coal Company since May 1999 and has been a member of the Board of Directors of Chelyabinsk Metallurgical Plant since 2001 and a member of the Board of Directors of Yakutugol since October 2007. He has served as Chairman of the Board of Directors of Yakutugol since June 2013. From April 2008 to June 2011, Mr. Zyuzin served as Chairman of the Board of Directors of Mechel Mining. Mr. Zyuzin has over 27 years of experience in the coal mining industry. Mr. Zyuzin has a degree in technology and complex mechanization of underground mining from the Tula Polytechnic Institute. Mr. Zyuzin also has a degree in mining engineering economics and a Ph.D. in technical sciences in the coal mining field. Mr. Zyuzin beneficially owns 67.42% of our common shares.

Evgeny V. Mikhel has been a member of our Board of Directors since June 2011 and a member of our Management Board since July 2010. From July 2010 to December 2013, he was our Chief Executive Officer and Chairman of our Management Board. Mr. Mikhel serves as Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant since May 2012. He has been a member of the Board of Directors of Mecheltrans since April

2011 and a member of the Board of Directors of Chelyabinsk Metallurgical Plant since May 2003. Previously, he was our First Deputy Chief Executive Officer from April 2009 to June 2010. From September 2007 to April 2009, he held the position of our Vice President — Legal Matters and Director of the Legal Department. From September 2006 to September 2007, he was Director of our Government Relations Department. From July to September 2006, he held the position of our General Counsel and Director of the Department of Judicial Protection. From February to July 2006, Mr. Mikhel was General Counsel and Director of the Department of Judicial Protection and Legal Regulation at Mechel Management OOO. Mr. Mikhel was our General Counsel and Director of the Department of Judicial Protection and Legal Regulation from March 2005 to January 2006, our Director of the Department of Judicial Protection and Legal Regulation from October 2003 to February 2005, and Head of our Russian Legal Department from July to September 2003. From July 2002 to June 2003, Mr. Mikhel served as Head of Legal Department and then Deputy General Director for Legal Matters of Uglemet-Trading OOO. From May 2000 to July 2002, he was a legal adviser in the Bureau of Civil Disputes and Support of International Economic Activity and Head of the Department of Litigation and Enforcement of Court Orders of Chelyabinsk Metallurgical Plant. From November 1998 to May 2000, Mr. Mikhel worked in the Chelyabinsk branch of Sberbank as a leading legal adviser. Mr. Mikhel has a law degree from the Urals State Law Academy.

Alexey G. Ivanushkin has been a member of our Board of Directors since June 2013. Mr. Ivanushkin has been Chief Executive Officer of Oriel Resources Ltd. since April 2009 and Head of Oriel Resources Ltd. Moscow representative office since February 2009. He has been a member of the Board of Directors of Oriel Resources Ltd. since October 2008 and a member of the Board of Directors of Southern Urals Nickel Plant since May 2009. He has also served as Chairman of the Board of Directors of Southern Urals Nickel Plant since May 2010. He was a member of our Board of Directors from March 2003 to July 2009, and served as our Chief Operating Officer from January 2004 to February 2009. Mr. Ivanushkin held the position of our Chief Executive Officer from March 2003 to January 2004. Mr. Ivanushkin served as Chairman of the Board of Directors of Chelyabinsk Metallurgical Plant from June 2002 to 2009. From June to October 2004, he was Chief Executive Officer of Southern Kuzbass Coal Company. From December 1999 to April 2002, Mr. Ivanushkin served as Chief Executive Officer of Chelyabinsk Metallurgical Plant. From 1993 to November 1999, he was Director of the Department of Ferrous Metals and Ferroalloys in the Moscow office of Glencore International. Mr. Ivanushkin has a degree in economics and international relations from the Moscow State University of International Relations (MGIMO).

Victor A. Trigubko has been a member of our Board of Directors since June 2012 and our Senior Vice President — Government Relations since August 2006. Previously, he was our Vice President — Government Relations from 2005 to August 2006. From 2003 to 2005, he was our Vice President for Representation in Central and Eastern Europe, Chairman of the Board of Directors of Mechel Campia Turzii S.A. and a member of the Board of Directors of Mechel Targoviste S.A. From 2002 to 2003, Mr. Trigubko was Director of Mechel International Holdings AG’s representative office in Romania. From 1997 to 2002, he was Head of Izhstal’s representative office in Moscow. From 1992 to 1997, he held various executive positions in the metallurgical company Unibros Steel Co. LTD, including Deputy General Director. Mr. Trigubko also worked in the Foreign Relations Department of the USSR State Committee for Labor and Social Issues and in the USSR Trade Representation Office in Romania. Mr. Trigubko has a degree in economics from the Kalinin State University.

Roger I. Gale has been a member of our Board of Directors since October 2004. Mr. Gale has been Chief Executive Officer and Chairman of the Board of Directors of Sedia Biosciences Corporation since January 2009 and Director of Starnorth Ltd since May 2004, as well as Director of Air Castles Green Ltd since the second half of 2013. He was Chairman of the Board of Directors and Chief Executive Officer of Calypte Biomedical Corporation, a U.S. company headquartered in Portland, Oregon, from November 2004 to June 2008. From January 2001 to July 2006, Mr. Gale was Chairman of the Board of Directors and Chief Executive Officer of Wavecrest Group Enterprises Limited, a telecommunications services provider. From 1999 to 2001, he was Chairman of the Board of Directors and co-founder of End2End Wireless Limited, a wireless communications services provider. From 1996 to 1998, Mr. Gale was Chief Executive Officer of AIG-Brunswick Capital

Management, a $300 million Russian investment fund sponsored by OPIC. From 1988 to 1996, Mr. Gale worked for the International Finance Corporation of the World Bank (the “IFC”), including as Chief of the IFC’s Resident Mission in Russia from 1992 to 1995. Mr. Gale also worked for nine years for the Asian Development Bank, and has lectured in economics at the University of New England (Australia) and Lincoln College (New Zealand). Mr. Gale holds a diploma from the Royal Agricultural College and a master’s degree in economics from the University of New England.

A. David Johnson has been a member of our Board of Directors since October 2004. Mr. Johnson has been Chairman of the Board of Directors of Neuerth Coal Mining PVT Ltd since 2008 and a member of the Board of Directors of Coal Energy S.A. since June 2011. Mr. Johnson served as Chairman of the Board of Directors of Joy Mining Machinery UK Ltd from 2003 to 2008, and Managing Director of Joy Mining Machinery UK Ltd from 1990 to 2002. From 1984 to 1990, Mr. Johnson was Managing Director of Dosco Overseas Engineering, a U.K.-based mining equipment manufacturer. From 1990 to 1992, he served as President of the Association of British Mining Equipment Companies. He also worked at the U.K. National Coal Board from 1953 to 1960. In 1998, he was awarded the Order of Friendship by the Russian government for services to the Russian coal industry. Mr. Johnson is a qualified mining engineer having obtained the U.K. Mining Qualifications Board Certificate in 1959.

Igor S. Kozhukhovsky has been a member of our Board of Directors since June 2008. Mr. Kozhukhovsky has been General Director of Management APBE ZAO since June 2008. He also holds the position of Deputy General Director for Development of the state information system of the fuel and energy complex in the Federal State-Funded Institution “Russian Energy Agency” of the Ministry of Energy of the Russian Federation. From August 2005 to July 2013, Mr. Kozhukhovsky was General Director of APBE ZAO, a forecasting agency engaged in the electric power sector. From 1999 to 2008, Mr. Kozhukhovsky held various positions at RAO UES, including Head of the Economic Policy Department. From 1997 to 1999, he was Deputy Minister of Fuel and Energy of the Russian Federation. Mr. Kozhukhovsky has degrees in automation of metallurgical production engineering and mining electrical engineering from the Siberian Metallurgical Institute. He also has a Ph.D. in economics.

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

Yuriy N. Malyshev has been a member of our Board of Directors since June 2013. Mr. Malyshev is currently Director of the State Geological Museum of V.I. Vernadsky. He has been President of the Academy of Mining Sciences of Russia since 1993. Mr. Malyshev also serves as Chairman of the Board of Directors of OShK Soyuzspetsstroy ZAO. From 1999 to 2013, he was President of the Non-profit Partnership Russian Mining Operators. Mr. Malyshev has almost 50 years of experience in various executive positions in the coal mining industry. He is a member of Russian Academy of Sciences and has a D.Sc. in technical sciences. He has the honorary title of Honored Worker of Science and Technology of the Russian Federation. He is the recipient of several prizes and awards, including the order “For Merit to the Motherland” of the third grade, the Order of Honour and all three grades of the “Miner’s Glory” order. Mr. Malyshev has a degree in mining from the Kemerovo Mining Institute.

All of our current directors were elected on June 28, 2013, and their terms expire on the date of our next annual general shareholders’ meeting, which will take place not later than June 30, 2014. The business and mailing address for all our directors and executive officers is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation.

Executive Officers

Name	Year of Birth	Position
Oleg V. Korzhov	1970	Chief Executive Officer, Chairman of Management Board
Stanislav A. Ploshchenko	1976	Senior Vice President — Finance, Member of Management Board
Victor A. Trigubko	1956	Senior Vice President — Government Relations, Director
Elena V. Selivanova	1962	Vice President for Human Resources and Social Policy, Member of Management Board
Alexey G. Ivanushkin	1962	Chief Executive Officer of Oriel Resources Ltd., Head of Oriel Resources Ltd. Moscow representative office, Director
Irina N. Ipeeva	1963	Director of Legal Department, Member of Management Board
Sergey N. Shuvalov	1974	Director of Treasury Operations Department, Member of Management Board
Pavel V. Shtark	1969	Chief Executive Officer of Mechel Mining Management
Vladimir I. Tytsky	1950	Chief Executive Officer of Mechel-Steel Management
Sergey S. Zhilyakov	1953	Chief Executive Officer of Mechel Ferroalloys Management
Petr A. Pashnin	1977	Chief Executive Officer of Mechel Energo
Alexey V. Lebedev	1974	Chief Executive Officer of Mecheltrans Management
Alexander S. Starodubov	1946	Chairman of the Board of Directors of Mecheltrans, Member of Management Board
Gennady A. Ovchinnikov	1951	Member of Management Board
Andrey D. Deineko	1953	Member of Management Board
Boris G. Nikishichev	1946	Member of Management Board
Mikhail L. Urvantsev	1969	Member of Management Board

For brief biographies of Messrs. Trigubko and Ivanushkin, see “— Board of Directors.”

Oleg V. Korzhov has been our Chief Executive Officer and Chairman of our Management Board since January 2014. Mr. Korzhov was our Senior Vice President for Economics and Management from February 2012 to December 2013. He has been a member of our Management Board since March 2009. Mr. Korzhov was our Senior Vice President for Business Planning and Analysis from November 2011 to February 2012, and our Vice President for Business Planning and Analysis from April 2009 to October 2011. Mr. Korzhov has been a member of the Board of Directors of Port Posiet, Beloretsk Metallurgical Plant and Mecheltrans since 2008, Southern Kuzbass Power Plant since 2009, Kuzbass Power Sales Company since 2010 and Mechel Mining since June 2011. Mr. Korzhov was a member of the Board of Directors of Chelyabinsk Metallurgical Plant from 2008 to May 2011 and a member of the Board of Directors of Vyartsilya Metal Products Plant from 2008 to May 2010. From July 2008 to April 2009, he was Deputy Chief Executive Officer for Economics and Finance of Mechel-Steel Management. From September 2005 to January 2006, he served as Economic Planning Director of Mechel and from February 2006 to July 2008 he held the same position at Mechel-Steel Management. From 2003 to 2005, Mr. Korzhov was Director for Finance and Economics of Evrazholding OOO. From 1998 to 2003, he was Deputy Director for Economic Analysis and Pricing and then Director for Economics of Nizhniy Tagil Iron and Steel Works OAO. Mr. Korzhov has a degree in economics and management in metallurgy from the Urals Polytechnic Institute and a degree in general management from the Academy of National Economy under the Government of the Russian Federation. Mr. Korzhov also has a Ph.D. in economics.

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

Elena V. Selivanova has been our Vice President for Human Resources and Social Policy since April 2009 and a member of our Management Board since September 2007. From January 2007 to April 2009, she was our Director of the Human Resources Department. From April 2004 to November 2006, Ms. Selivanova held the position of Executive Director for Human Resources of Volgotanker. From March 2002 to March 2004, she was Director of the Department for Organizational Development and Personnel Management of Firma Omega-97 OOO. From November 1999 to March 2002, Ms. Selivanova was Director of the Personnel Service and Deputy Director for Personnel at Vimpel-Kommunikatsii OAO. From July to October 1999, she was Director for Personnel at Personalny Telefon OOO. From March 1998 to February 1999, she was Personnel Manager at Bakster Export ZAO. Ms. Selivanova graduated from the Moscow State Cultural Institute and the Higher Psychology College under the Russian Academy of Sciences with a degree in personnel management.

Irina N. Ipeeva has been Director of our Legal Department since April 2009 and a member of our Management Board since September 2007. She has been a member of the Board of Directors of Southern Kuzbass Coal Company since 2007. From September 2007 to April 2009, she was our General Counsel, Deputy Director of the Legal Department — Director of the Department of Corporate Governance and Property. From 2003 to 2007, Ms. Ipeeva held the position of General Counsel and Director of the Department of Corporate Governance and Property. From February to July 2006, she was Director of the Department of Corporate Governance and Property of Mechel-Steel Management. From March to June 2003, Ms. Ipeeva held the position of Deputy General Director for Property Matters of Uglemet-Trading OOO. From December 2001 to March 2003, she was Head of the Department for Regulation of Corporate Relations and Property of Southern Kuzbass Coal Company and, from January to November 2001, she was Head of the Share Capital Department. From August 1988 to January 2001, Ms. Ipeeva worked at the Kuzbassugleobogashcheniye Industrial Amalgamation and the Tomusinskaya Washing Plant, where she held positions ranging from a legal adviser to head of the legal department. Ms. Ipeeva has a degree in law from the Kuibyshev State University.

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

Pavel V. Shtark has been Chief Executive Officer of Mechel Mining Management since July 2013. He has served as a member of the Management Board of Mechel Mining since July 2013. He has been a member of the Board of Directors of Moscow Coke and Gas Plant since June 2013 and a member of the Board of Directors of Elgaugol since August 2013. From October 2012 to July 2013, he held the position of Deputy General Director for Coke and Chemical Products Production — Managing Director of Moscow Coke and Gas Plant. From April 2008 to October 2012, Mr. Shtark served as Deputy Director, Director and Managing Director of Mechel Coke. From October 1996 to March 2008, he was Head of the Workshop, Chief Engineer of Coke and Chemical Products Production at Nizhniy Tagil Iron and Steel Works OAO. Mr. Shtark has a degree in equipment and technology of welding production from the Urals State Technical University and a degree in chemical technology of natural energy carriers and carbon materials from the same university.

Vladimir I. Tytsky has been Chief Executive Officer of Mechel-Steel Management since October 2012. He has been a member of the Board of Directors of Moscow Coke and Gas Plant since June 2008 and a member of the Board of Directors of Chelyabinsk Metallurgical Plant, Izhstal, Beloretsk Metallurgical Plant, Urals Stampings Plant and Vyartsilya Metal Products Plant since May 2013. From October 2010 to September 2012, he held the position of Deputy General Director for Coke and Chemical Products Production of Mechel Mining Management. From July 2007 to September 2012, he was Managing Director of Moscow Coke and Gas Plant. From October 2006 to July 2007, he was General Director of Moscow Coke and Gas Plant. From 2003 to 2006, Mr. Tytsky held the positions of Mechel Group’s Senior Vice President for Strategy and Integration and Senior Vice President for Sales and Purchases. From 2002 to 2003, Mr. Tytsky was Deputy and then First Deputy General Director at Coalmet Trading. From 1972 to 2002, he held various positions at Chelyabinsk Metallurgical Plant, including Deputy General Director for Marketing and Distribution. In 2000, he was awarded the title of Honored Metallurgist. Mr. Tytsky has a degree in chemical process engineering from the Dnepropetrovsk Metallurgical Institute.

Sergey S. Zhilyakov has been Chief Executive Officer of Mechel Ferroalloys Management since June 2012. He has also been a member of the Board of Directors of Southern Urals Nickel Plant since May 2013. From April to October 2011, he was Head of the Production Department of Rusal Global Management B.V. ZAO. From August 2008 to June 2009, Mr. Zhilyakov held the position of Deputy General Director — Director of the Production and Technical Policy Department of Mechel Ferroalloys Management. From January to July 2008, he served as Deputy Director of Reconstruction and Development of Metallurgical and Ferroalloys Complexes Department — Director of Ferroalloys Production Development Department of Mechel-Steel Management. From November 2006 to January 2008, he was Director of Capital Construction Department of Mechel-Steel Management. From 2000 to 2006, Mr. Zhilyakov worked as First Deputy Director of Sibelectrosplav OOO. From 1975 to 2000, he held various positions at Kuznetsk Ferroalloys, including Director — Chairman of Management Board. Mr. Zhilyakov has been awarded the Order of People’s Friendship and the title of Honored Metallurgist of the Russian Federation. Mr. Zhilyakov has a degree in ferrous metallurgy from the Siberian Metallurgical Institute.

Petr A. Pashnin has been Chief Executive Officer of Mechel Energo since November 2013. From July to November 2013, he held the position of Technical Director of Mechel Energo. From March 2012 to June 2013, he was Chief Operating Officer of Toplofikatsia Rousse. From September 2011 to February 2012, he served as Head of Energy Efficiency and Energy Audit Department of Mechel Energo. From February 2008 to September 2011, he held various positions at the Chelyabinsk branch of Mechel Energo. From July 1999 to January 2008, he worked at Chelyabinsk Metallurgical Plant, where he held positions ranging from steam turbine operator to heat and power station chief engineer. Mr. Pashnin has a degree in industrial heat power engineering from the Southern Urals State University.

Alexey V. Lebedev has been Chief Executive Officer of Mecheltrans Management since December 2013. He served as Chief Executive Officer of Mecheltrans Auto from February 2011 to December 2013 and Director of Motor Transportation Department of Mecheltrans from June 2010 to January 2011. From 2005 to 2010, Mr. Lebedev was Director of Uraltechstroy NN OOO. From 2004 to 2005, he held the position of Deputy

General Director of Region Express TK OOO. From 1998 to 2003, he held various positions at UralPromSnab OOO. From 1993 to 1998, he was Head of Railway Transportation Department of Transfero EAFC OOO. Mr. Lebedev has a degree in industrial management from the Izhevsk State Technical University.

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

Gennady A. Ovchinnikov has been a member of our Management Board since March 2009. From June 2012 to September 2013, he was Chief Executive Officer of Donetsk Electrometallurgical Plant. From December 2008 to June 2012, he was Chief Executive Officer of Mechel Ferroalloys Management. From July 2006 to September 2009, Mr. Ovchinnikov served as Managing Director of Southern Urals Nickel Plant. From March 2005 to July 2006, he was Chief Executive Officer of Southern Urals Nickel Plant. From April 2004 to March 2005, he held the position of a leading specialist in our Technical Department. From March 2001 to April 2004, Mr. Ovchinnikov worked as Head of the Enrichment and Agglomeration Bureau and Head of the Mining Engineering Department at ZapSib. From 1974 to 2001, he held various positions at Kuznetsky Metallurgical Plant OAO, including the position of Director at the Abagurskaya Enrichment and Agglomeration Factory. Mr. Ovchinnikov has a degree in minerals enrichment from the Magnitogorsk Ore Mining and Smelting Institute and a Ph.D. in technical sciences.

Andrey D. Deineko has been a member of our Management Board since March 2009. Mr. Deineko held the position of our Vice President for Technology Development from October 2012 to July 2013. From December 2008 to September 2012, he was Chief Executive Officer of Mechel-Steel Management. From January to December 2008, he served as Steel Division Director of Mechel-Steel Management. From 2005 to 2007, he held the position of Director of the Department of Industry in the Russian Ministry of Industry and Energy and from 2004 to 2005 he served as Deputy Director of this Department. From 2002 to 2004, he was Head of the Department of Industrial and Innovative Policy in Metallurgy in the Russian Ministry of Industry and Science. From 1999 to 2002, he served as Deputy General Director of Oskol Electrometallurgical Plant OAO. From 1998 to 1999, Mr. Deineko held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company ZAO. From 1997 to 1998, he served as Head of the Supply Department of Zapad-Elite ZAO. From 1976 to 1997, Mr. Deineko worked at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy, including as Head of the Marketing and Organization of Scientific and Technical Cooperation Department. He has been awarded the title of Honored Metallurgist. Mr. Deineko has a degree in process engineering and a Ph.D. in technical sciences from the Moscow Institute of Steel and Alloys.

Boris G. Nikishichev has been a member of our Management Board since September 2009. From August 2009 to July 2013, he was Chief Executive Officer of Mechel Mining Management. He has been a member of the Board of Directors of Southern Kuzbass Coal Company since June 2006, a member of the Board of Directors of Korshunov Mining Plant since June 2007 and a member of the Board of Directors of Yakutugol since June 2010. Mr. Nikishichev held the position of our Vice President — Mining from July 2009 to June 2010. From December 2008 to April 2010, he served as Chief Executive Officer of Mechel Engineering. From July 2006 to January 2009, he held the position of Director for Mining of Mechel-Steel Management. Previously, he was our Senior Vice President — Mining from February 2005 to January 2006 and Senior Vice President — Mining at Mechel-Steel Management from February to June 2006. From 2004 to February 2005, he served as Deputy General Director of Raspadskaya Coal Company ZAO. From 1998 to 2004, he held the position of First Vice President in

Sokolovskaya Holding Company. In addition, from 1999 to 2004, he was First Vice President of the Non-profit Partnership Russian Mining Operators. He has a degree in mining electrical engineering from the Siberian Metallurgical Institute and a D.Sc. in technical sciences from the Moscow State Mining University.

Mikhail L. Urvantsev has been a member of our Management Board since May 2011. From April 2011 to July 2013, he was our Vice President for Commercial Activities. He has been a member of the Board of Directors of Yakutugol since May 2012. From November 2009 to March 2011, he was Chief Executive Officer of UMZ OOO. From 2006 to 2009, he served as Chief Executive Officer of UMZ Trading House OOO. From 2005 to 2006, Mr. Urvantsev held the position of Commercial Director of Industrial Metallurgical Holding Management Company OOO. From 2004 to 2005, he served as Chief Executive Officer of Mechel Trading House. In 2004, he was Director of the Supply Department of Mechel Steel Group OAO (now Mechel). From 2002 to 2004, he held the position of Deputy Chief Executive Officer of Mechel Trading House. From 2001 to 2002, he was Commercial Director of Beloretsk Metallurgical Plant. Mr. Urvantsev has a degree in economics and management in trade and catering from the Moscow Commercial University.

Compensation

Our directors and executive officers were paid an aggregate of $8.4 million for services in all capacities provided to us during 2013. The total amount set aside for pension, retirement and other similar benefits for our directors and executive officers as of December 31, 2013 was not material. Our directors and executive officers are also provided with voluntary medical insurance and the use of wireless services.

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

Committees of the Board of Directors

Audit Committee

The Audit Committee consists of Roger Gale, Vladimir Gusev and David Johnson, each of whom is an Independent Director. Our Audit Committee operates pursuant to a bylaw, which is available at www.mechel.com. The purpose of this Committee is to assist the Board of Directors with its oversight responsibilities regarding:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

Committee on Investments and Strategic Planning

The members of the Committee on Investments and Strategic Planning are David Johnson, Igor Kozhukhovsky, Alexey Ivanushkin, Yuriy Malyshev and Viktor Trigubko. The Committee on Investments and Strategic Planning defines our strategic goals and defines our priorities. The Committee makes recommendations to the Board of Directors on our dividend policy and on the adjustments to our strategy as required in order to enhance our efficiency. Our Committee on Investments and Strategic Planning operates pursuant to a bylaw, which is available at www.mechel.com.

The following sub-committees were set up under the Committee on Investments and Strategic Planning:

•	Sub-committee on metallurgical production strategy, with members Alexey Ivanushkin and Viktor Trigubko;

•	Sub-committee on mining production strategy, with members Yuriy Malyshev and David Johnson; and

•	Sub-committee on power production strategy, with members Igor Kozhukhovsky and Alexey Ivanushkin.

Committee on Appointments and Remuneration

The members of the Committee on Appointments and Remuneration are Roger Gale, Vladimir Gusev, Igor Kozhukhovsky and Yuriy Malyshev, each of whom is an Independent Director. The Committee on Appointments and Remuneration has been established to maintain continuity and high professional standards, as well as to work out a competitive remuneration system, within our group. The Committee prepares recommendations to the Board of Directors on candidates for appointment to the Management Board or as our Chief Executive Officer or other executive officers or senior officers of our subsidiaries. It also prepares appraisals of their performance and makes recommendations regarding their remuneration. The Committee also defines the requirements applicable to nominees to the Board of Directors and informs the shareholders of such nominees. The Committee operates pursuant to a bylaw, which is available at www.mechel.com.

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

Mechel Mining Management

Mechel Mining Management was established in July 2008 as a wholly-owned subsidiary of Mechel with the purpose to provide management services to the production subsidiaries within our mining segment. Mechel Mining Management is currently owned by Mechel Mining and performs the functions of the sole executive body of the following companies: Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Moscow Coke and Gas Plant, Mechel Coke, Mechel Engineering, Elgaugol and Vzryvprom.

Mechel-Steel Management

Mechel-Steel Management was established in October 2005 as a wholly-owned subsidiary of Mechel with the initial purpose to provide management services to our subsidiaries by performing the functions of their respective management bodies. The company’s former name was Mechel Management OOO which it changed on September 14, 2009 in line with the reorganization of our group’s management structure. Mechel-Steel Management presently provides management services to most of our subsidiaries within steel segment and performs the functions of the sole executive body of the following companies: Chelyabinsk Metallurgical Plant, Urals Stampings Plant and Izhstal.

Mechel Ferroalloys Management

Mechel Ferroalloys Management was established in May 2008 as a wholly-owned subsidiary of Mechel with the purpose to provide management services to the production subsidiaries within our ferroalloys segment. Mechel Ferroalloys Management is currently owned by Oriel Resources and performs the functions of the sole executive body of the following companies of Oriel Resources: Southern Urals Nickel Plant and Bratsk Ferroalloy Plant.

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

Mecheltrans Management

Mecheltrans Management was established in March 2010 as a wholly-owned subsidiary of Mechel and since April 1, 2010 provides management services to the companies within our transport division by performing the functions of the sole executive body of Mecheltrans, Mecheltrans Vostok, Port Posiet, Port Kambarka and Port Temryuk.

Review Commission

The Review Commission verifies the accuracy of our financial reporting under Russian law and generally supervises our financial activity. The members of our Review Commission are nominated and elected by our shareholders to serve until the next annual general shareholders’ meeting. Our Chief Executive Officer, a member of our Board of Directors and a member of our Management Board may not simultaneously be a member of the Review Commission. Our Review Commission currently has three members: Evgeny A. Yaminskiy, who serves as Chairman, Andrey V. Stepanov and Alexey V. Vlasenko. The powers and duties of our Review Commission are governed by a bylaw approved by our general shareholders’ meeting.

Internal Control and Audit Department

The Internal Control and Audit Department’s main function is to systematically, consistently and independently from our management assess and improve the efficiency of our group’s risk management, internal control, corporate governance and information systems. The activities of the Internal Control and Audit Department are governed by the Bylaw on the Internal Control and Audit Department. Natalya S. Zykova is the Director of the Internal Control and Audit Department. The Department is functionally subordinated to the Audit Committee of the Board of Directors, and administrated by our Chief Executive Officer.

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

Employees

At December 31, 2013, we employed approximately 71,635 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	16,791	59%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	10,548	74%
Beloretsk Metallurgical Plant	Russia	Steel	6,828	79%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit, Neryungry Car Fleet	Russia	Coal	4,870	95%
Izhstal	Russia	Steel	4,174	81%
Urals Stampings Plant (with branches)	Russia	Steel	4,173	65%
Korshunov Mining Plant	Russia	Iron ore	3,959	68%
Mechel Service Global (including subsidiaries)	Russia, Europe	Sales and distribution	2,405	0%
Mechel Energo	Russia	Power	1,992	39%
Donetsk Electrometallurgical Plant	Ukraine	Steel	1,788	62%
Mechel Coke	Russia	Coke	1,739	60%
Mechel Materials	Russia	Steel	1,422	41%
Kuzbass Power Sales Company	Russia	Power	1,259	53%
Moscow Coke and Gas Plant	Russia	Coke	1,092	68%
Metallurgshakhtspetsstroy	Russia	Capital construction	831	0%
Mecheltrans (including subsidiaries)	Russia	Railway transportation	822	1%
Southern Kuzbass Power Plant	Russia	Power	773	35%
Mechel-Remservice	Russia	Ore mining equipment repair	770	96%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	620	39%
Port Posiet	Russia	Shipping	540	11%
Mechel Engineering	Russia	Scientific research	357	0%
Cognor Stahlhandel	Europe	Sales and distribution	346	0%
Vyartsilya Metal Products Plant	Russia	Steel	329	0%
Mechel Nemunas	Lithuania	Steel	282	33%
Southern Urals Nickel Plant	Russia	Nickel	274	55%
Port Temryuk	Russia	Shipping	228	0%
Port Kambarka	Russia	Shipping	188	0%
Pugachevsky Open Pit	Russia	Limestone	182	46%
Shakhtspetsstroy	Russia	Capital construction	175	18%
Mechel Vtormet	Russia	Scrap metal	174	0%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	169	0%
Bluestone	United States	Coal	132	22%
Mechel Carbon	Switzerland, Belgium, Singapore	Sales and distribution	48	0%
Mechel Trading	Switzerland	Sales and distribution	18	0%
Other (including all management companies)	Various	Various	1,337	0%

Total			71,635	60%

At December 31, 2012, we employed approximately 90,465 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	15,110	63%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	10,509	74%
Beloretsk Metallurgical Plant	Russia	Steel	6,953	79%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit, Neryungry Car Fleet	Russia	Coal	5,087	92%
Izhstal	Russia	Steel	4,777	91%
Urals Stampings Plant (with branches)	Russia	Steel	4,352	68%
Korshunov Mining Plant	Russia	Iron ore	4,017	73%
Mechel Service Global (including subsidiaries)	Russia, Europe	Sales and distribution	3,989	0%
Southern Urals Nickel Plant	Russia	Nickel	2,929	59%
Donetsk Electrometallurgical Plant	Ukraine	Steel	2,704	70%
Mechel Energo	Russia	Power	2,181	35%
Spetsremzavod	Russia	Melting facility repair	2,104	66%
Mechel Targoviste	Romania	Steel	1,964	90%
Mechel Coke	Russia	Coke	1,758	61%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,406	0%
Mechel Materials	Russia	Steel	1,395	37%
Ductil Steel	Romania	Steel	1,310	89%
Moscow Coke and Gas Plant	Russia	Coke	1,212	70%
Mechel Campia Turzii	Romania	Steel	1,062	91%
Mechel-Remservice	Russia	Ore mining equipment repair	985	99%
Mecheltrans (including subsidiaries)	Russia	Railway transportation	981	0%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	958	47%
Kuzbass Power Sales Company	Russia	Power	865	62%
Southern Kuzbass Power Plant	Russia	Power	802	37%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	610	47%
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	600	0%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	594	0%
Thermal Grid Company of Southern Kuzbass	Russia	Power	585	0%
Port Posiet	Russia	Shipping	477	16%
Mechel Engineering	Russia	Scientific research	426	0%
Laminorul Plant	Romania	Steel	385	90%
Vyartsilya Metal Products Plant	Russia	Steel	367	0%
Mechel Nemunas	Lithuania	Steel	321	31%
Toplofikatsia Rousse	Bulgaria	Power	303	59%
Mechel Vtormet	Russia	Scrap metal	278	0%
Port Temryuk	Russia	Shipping	246	0%
Port Kambarka	Russia	Shipping	224	0%
Pugachevsky Open Pit	Russia	Limestone	183	53%

Company	Primary Location	Primary Function	Total Employees	% Unionized
Bluestone	United States	Coal	173	25%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	158	0%
SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	141	83%
Shakhtspetsstroy	Russia	Capital construction	139	36%
Invicta Merchant Bar	United Kingdom	Steel	75	23%
Mechel Carbon	Switzerland, Belgium, Singapore	Sales and distribution	47	0%
Mechel Trading	Switzerland, Belgium, Liechtenstein	Sales and distribution	21	0%
Mechel Trading House	Russia	Sales and distribution	13	0%
Other (including all management companies)	Various	Various	4,689	5%

Total			90,465	60%

At December 31, 2011, we employed approximately 96,868 people as follows:

Company	Primary Location	Primary Function	Total Employees	% Unionized
Chelyabinsk Metallurgical Plant	Russia	Steel	15,612	68%
Southern Kuzbass Coal Company and subsidiaries (Tomusinsky Open Pit, Vzryvprom)	Russia	Coal	9,534	74%
Beloretsk Metallurgical Plant	Russia	Steel	6,885	81%
Izhstal	Russia	Steel	5,810	92%
Yakutugol, Dzhebariki-Khaya Underground, Kangalassky Open Pit, Neryungry Car Fleet	Russia	Coal	5,131	90%
Southern Urals Nickel Plant	Russia	Nickel	4,369	52%
Urals Stampings Plant (with branches)	Russia	Steel	4,259	68%
Mechel Service Global (including subsidiaries)	Russia	Sales and distribution	3,962	0%
Korshunov Mining Plant	Russia	Iron ore	3,526	82%
Donetsk Electrometallurgical Plant	Ukraine	Steel	3,183	68%
Mechel-Remservice	Russia	Ore mining equipment repair	2,944	77%
Spetsremzavod	Russia	Melting facility repair	2,384	68%
Mechel Targoviste	Romania	Steel	2,282	90%
Mechel Energo	Russia	Power	2,213	36%
Mechel Campia Turzii	Romania	Steel	1,906	93%
Mechel Coke	Russia	Coke	1,768	60%
Ductil Steel	Romania	Steel	1,490	90%
Mechel Materials	Russia	Steel	1,363	36%
Moscow Coke and Gas Plant	Russia	Coke	1,272	71%
Metallurgshakhtspetsstroy	Russia	Capital construction	1,180	0%
Management Metallurgical Equipment Repair	Russia	Melting facility repair	1,004	40%
Kuzbass Power Sales Company	Russia	Power	822	67%
Southern Kuzbass Power Plant	Russia	Power	792	39%

Company	Primary Location	Primary Function	Total Employees	% Unionized
Tikhvin Ferroalloy Plant	Russia	Ferroalloys	771	0%
Bluestone	United States	Coal	742	43%
Mecheltrans (including subsidiaries)	Russia	Railway transportation	666	0%
Laminorul Plant	Romania	Steel	640	87%
Thermal Grid Company of Southern Kuzbass	Russia	Power	608	0%
Bratsk Ferroalloy Plant	Russia	Ferrosilicon	586	48%
Voskhod-Oriel, Voskhod-Chrome	Kazakhstan	Ferroalloys	511	80%
Shakhtspetsstroy	Russia	Capital construction	458	33%
Port Posiet	Russia	Shipping	436	7%
SC Mechel Reparatii Targoviste SRL	Romania	Melting facility repair	409	80%
Vyartsilya Metal Products Plant	Russia	Steel	391	0%
Mechel Engineering	Russia	Scientific research	366	0%
Toplofikatsia Rousse	Bulgaria	Power	344	58%
Mechel Nemunas	Lithuania	Steel	322	32%
Port Kambarka	Russia	Shipping	241	0%
Port Temryuk	Russia	Shipping	236	0%
Mechel Vtormet	Russia	Scrap metal	227	0%
Pugachevsky Open Pit	Russia	Limestone	181	64%
Kaslinsky Architectural Art Casting Plant	Russia	Steel	173	0%
Invicta Merchant Bar	United Kingdom	Steel	79	22%
Mechel Trading House	Russia	Sales and distribution	49	0%
Mechel Trading	Switzerland, Belgium, Liechtenstein	Sales and distribution	46	0%
Mechel Mining Trading House	Russia	Sales and distribution	30	0%
Mechel Carbon	Switzerland, Belgium	Sales and distribution	29	0%
Other (including all management companies)	Various	Various	4,636	2%

Total			96,868	61.5%

Set out below is information about membership of our employees in trade unions:

•	Employees of Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant, Southern Urals Nickel Plant, Korshunov Mining Plant, Moscow Coke and Gas Plant, Mechel Coke, Izhstal, Bratsk Ferroalloy Plant, Mechel Materials and Pugachevsky Open Pit are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Urals Stampings Plant are members of the Trade Union of Machinists of the Russian Federation, employees of Chelyabinsk branch of Urals Stampings Plant are members of the Ore Mining and Smelting Trade Union of Russia.

•	Employees of Southern Kuzbass Coal Company and its subsidiaries Tomusinsky Open Pit, Vzryvprom and Shakhtspetsstroy are members of the Russian Independent Trade Union of Coal Industry Workers and of the Independent Trade Union of Miners of Russia.

•	Employees of Yakutugol are members of the Russian Independent Trade Union of Coal Industry Workers and the Social Organization Regional Amalgamated Trade Union of Mining Industry Workers of Yakutia, employees of its subsidiary Neryungry Car Fleet and Mechel-Remservice are members of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Mechel Energo are members of the Ore Mining and Smelting Trade Union of Russia and of the Russian Independent Trade Union of Coal Industry Workers.

•	Employees of Port Posiet are members of the Russian Stevedores’ Trade Union.

•	Employees of Mecheltrans’ separate business unit in the city of Myski are members of the Independent Trade Union of Miners of Russia.

•	Employees of Southern Kuzbass Power Plant and Kuzbass Power Sales Company are members of the All-Russian Power Industry Trade Union.

•	Employees of Mechel Nemunas are members of the Trade Union Nemunas.

•	Employees of Bluestone companies are members of the UMWA.

•	Employees of Donetsk Electrometallurgical Plant are members of the Trade Union of Workers of Metallurgical and Mining Industry of Ukraine.

We consider our relationships with our employees to be good.

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information regarding our major shareholders, which means shareholders that are the beneficial owners of 5% or more of our common shares, as of March 31, 2014, based on the information available to us:

Name of Beneficial Owner	Number of Common Shares	% of Common Shares
Igor V. Zyuzin(1)	280,669,025	67.42%
Other(2)(3)	135,601,720	32.58%

Total	416,270,745	100%

(1)	Mr. Zyuzin is the Chairman of our Board of Directors. See “Item 6. Directors, Senior Management and Employees — Directors and Executive Officers.” His business address is Krasnoarmeyskaya Street 1, Moscow 125993, Russian Federation. Further information regarding Mr. Zyuzin’s shareholdings is available in the Schedule 13D filed by Mr. Zyuzin with the SEC.
(2)	According to Deutsche Bank Trust Company Americas, as of March 31, 2014, 91,151,675 common ADSs and 54,481,886 GDSs were outstanding, representing 34.99% of our total issued common shares.
(3)	We believe our directors and executive officers as a group, other than Mr. Zyuzin, beneficially own less than 1% of our shares.

As of March 31, 2014, there were 91,151,675 common ADSs outstanding, all of which were held by one registered holder with an address in the United States. In February 2014, we commissioned a report on our shareholding structure from IPREO, according to which approximately 36.3% of our total issued common ADSs and 7.1% of our preferred ADSs were held by U.S. investors.

None of our common shareholders have voting rights which differ from any other holders of our common shares. Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

Mechel has 138,756,915 preferred shares of which 40% are held by Skyblock Limited, a wholly-owned subsidiary of Mechel, and the remaining 60% may be held by the Justice persons or are held by the public. The Justice persons acquired 60% of our preferred shares in connection with our acquisition of Bluestone. The Justice persons are residents of the United States. Based on our share register, we do not know the percentage ownership held by the Justice persons as of the date hereof.

Related Party Transactions

In addition to the below, see note 9 to the consolidated financial statements.

Transactions with related metallurgical plants

In the second half of 2009, certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (the “related metallurgical plants”) became related parties to us through our representation on the board of directors, management and other arrangements. In 2009, the companies that had business transactions with us were as follows: Volga Fest, Rostov Electrometallurgical Plant, Vostochnaya Mine, Experimental TES, Zlatoust Metallurgical Plant, Guryevsk Metallurgical Plant, Volgograd Small Diameter Pipe Plant (“VSDPP”) and Engels Pipe Plant. In addition, in 2010 we started transactions with Donetsk Electrometallurgical Plant, Invicta Merchant Bar, Metrus Trading GmbH, MIR Steel, Nytva and Estar Egypt for Industries. In 2011-2013, we continued our operations with the related metallurgical plants. These transactions were carried out in the joint interest of both parties in expanding our operations and products range on the steel market and allowing the related metallurgical plants access to our strong supply and sales network.

In August 2011, we acquired 100% of Invicta Merchant Bar, a steel plant located in Queenborough, the United Kingdom. In December 2011, we acquired Donetsk Electrometallurgical Plant.

During the years ended December 31, 2013, 2012 and 2011, we had the following transactions and current balances in settlement with the related metallurgical plants:

•	Re-selling of goods purchased by our group either from third parties or entities of the former Estar Group to the related metallurgical plants. Proceeds related to these sales amounted to $25.9 million, $222.8 million and $203.1 million in the years ended December 31, 2013, 2012 and 2011, respectively. For part of such transactions, we determined that we functioned as a principal, and the amounts of $14.3 million, $211.2 million and $187.8 million were included in revenue from sale of goods in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011, respectively. In 2013, 2012 and 2011, these sales included $nil, $nil and $54.2 million, respectively, of goods produced by the related metallurgical plants and resold further to other entities of the former Estar Group.

For the other part of such transactions, we determined that our results should be recognized as operating gains. Therefore, they are reported, net of related costs, within other operating income (expenses), net in the consolidated statements of operations and comprehensive income (loss) in the amount of $1.5 million, $1.8 million and $2.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

•	Revenues from sales of products manufactured by us and services rendered to the related metallurgical plants amounted to $154.7 million, $202.8 million and $209.2 million for the years ended December 31, 2013, 2012 and 2011, respectively.

•	Cost of the related metallurgical plants’ products used in our production amounted to $100.2 million, $105.0 million and $283.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

•	Cost of goods produced by the related metallurgical plants and further sold by us to third party customers amounted to $513.2 million, $769.2 million and $1,221.4 million, including transportation costs, for the years ended December 31, 2013, 2012 and 2011, respectively. For such transactions, we determined that we functioned as a principal, and the amounts of $570.5 million, $847.7 million and $1,293.5 million were included in revenue from the sale of goods in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011, respectively.

The related metallurgical plants used raw materials and semi-finished goods purchased from us. We concluded that our sales to the related metallurgical plants and our purchases from these entities were not in contemplation with each other and are reported separately in the consolidated statements of operations and comprehensive income (loss).

In the second half of 2011, our operations with certain related metallurgical plants (namely VSDPP, Engels Pipe Plant and MIR Steel) started to be carried out on tolling terms. In 2013, such operation started with other related metallurgical plants (namely Zlatoust Metallurgical Plant, Guryevsk Metallurgical Plant and Nytva). Revenues from sales of products (steel pipes, basis steel coils and sheets, long steel) manufactured by the related metallurgical plants for us under the tolling agreements amounted to $331.4 million, $413.1 million and $274.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. The related cost of goods sold for these transactions amounted to $334.0 million, $403.5 million and $262.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. This cost includes cost of tolling services provided by the related metallurgical plants of $57.3 million, $47.4 million and $35.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In November 2011, we and the Estar Group entered into the Estar Loan Agreement pursuant to which we granted a loan of $944.5 million. The loan consists of several tranches which bear interest at the range of 1-8.5% per annum. To secure the loan, shares in the major related metallurgical plants (or shares in parent companies of such metallurgical plants) were pledged. The proceeds from this loan were used by the related metallurgical plants to repay most of the accounts receivable owed to us. According to the Estar Loan Agreement, in the event that the loan is not repaid at maturity (September 30, 2012), we are entitled to enforce the pledge over the pledged related metallurgical plants assets and thereby take control of these assets, subject to approval from the FAS.

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

As of December 31, 2012, the loan balance amounted to $896.4 million, out of which $15.4 million represents interest accrued on the extended loan. The interest accrued on the loan amount before the extension was repaid in full. During the year ended December 31, 2013, $5.0 million were repaid and the Estar Group returned the security deposit paid by us in the end of 2012 for the acquisition of some assets pledged under the Estar Loan Agreement. As the repayment was not effected in time we initiated legal proceedings against the borrower and sureties.

We evaluate the recoverability of the loan amount based on the fair value of the pledged assets which, as of December 31, 2013 and December 31, 2012, was $nil. This resulted in an $888.0 million and $896.4 million provision for amounts due from related parties under the Estar Loan Agreement as of December 31, 2013 and December 31, 2012, respectively. We have not taken possession of assets provided as collateral because these entities are burdened with a substantial amount of debt.

Based on the combined design of the above mentioned loan and trading agreements, we have determined that the related metallurgical plants are Variable Interest Entities (“VIEs”), and that we are not the primary beneficiary of the related metallurgical plants. We are limited in our exposure to risks by the net amounts receivable from the related metallurgical plants.

During the years ended December 31, 2013, 2012 and 2011, we had the following transactions and current balances in settlement with the related metallurgical plants:

	2013	2012	2011
	(In thousands of U.S. dollars)
Revenues
Steel segment products sales	99,580	339,840	314,297
Ferroalloy segment products sales	4,245	7,098	14,142
Mining segment products sales	1,956	3,981	4,315
Other revenues(1)	63,175	63,039	64,295

Total revenues	168,956	413,958	397,049

Costs and expenses
Cost of goods for resale, production and operating expenses	588,755	842,253	1,528,053
Transportation expenses	24,609	31,693	27,573
Other expenses	—	189	128
Provision for amounts due from the related metallurgical plants	517,724	919,113	—

Total expenses	1,131,088	1,793,248	1,555,754

(1)	Including power segment sales and services provided to the related metallurgical plants by all segment companies.

	December 31,
	2013	2012
	(In thousands of U.S. dollars)
Assets
Trade accounts receivable	14,528	65,474
Prepayments and other current assets	15,949	188,131

Total assets	30,477	253,605

Liabilities
Trade accounts payable	74,384	147,050
Advanced received and other payables	1,043	21,921
Long-term payables	21	—
Loans received	—	19,653

Total liabilities	75,448	188,624

As of December 31, 2013 and 2012, the amounts of trade accounts receivable and prepayments and other current assets were reduced by $544.5 million and $176.4 million, respectively, of allowance for doubtful accounts. The allowance for doubtful accounts was recognized based on our estimates of future cash inflows from these balances. The amounts receivable fully covered by the allowance included amounts receivable of $470.8 million described below. In December 2013, we, Calridge Ltd. (a shareholder in Mechel OAO, an entity wholly owned by the controlling shareholder) and the related metallurgical plants signed an assignment agreement. Under that agreement, we assigned to Calridge Ltd. the right to collect amounts due from the related metallurgical plants with the nominal value of $470.8 million, and Calridge Ltd. is to repay this amount, and interest at a rate of 1.75% per annum, to us within 3 years from the agreement date.

Inventories in stock purchased from these entities amounted to $38.4 million and $105.3 million as of December 31, 2013 and 2012, respectively.

Transactions with Metallurg-Trust

In 2010, we started transactions with a trading company Metallurg-Trust OOO (“Metallurg-Trust”), a party which can be significantly influenced by us through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by the Russian related metallurgical plants on the domestic market and supplying raw materials and semi-finished goods. During the years ended December 31, 2013, 2012 and 2011, we sold to Metallurg-Trust $61.1 million, $316.0 million and $423.0 million, respectively, of pig iron, semi-finished goods, coal and chrome produced by our entities for further supply to the Russian related metallurgical plants. As of December 31, 2013 and 2012, we had receivables from Metallurg-Trust in the amount of $190.4 million and $155.6 million, respectively. We provided to Metallurg-Trust the extended credit terms varying from 30 to 180 days. Metallurg-Trust stopped paying us for the steel products delivered to it in the second half of 2013. We made a decision to stop supplies to Metallurg-Trust since July 2013 and record a special allowance on the outstanding receivables. As of December 31, 2013, an allowance of $190.4 million was recorded against the amount of trade receivables based on our expectation of future cash inflows.

Our sales to Metallurg-Trust in the amount of $0.5 million, $4.0 million and $nil were presented net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2012, the amount of accounts payable to the related metallurgical plants and Metallurg-Trust included liabilities under the amicable agreement between Lomprom Rostov and other related and third parties. This agreement was signed in April 2010 under the following conditions: the repayment of debt is scheduled to be made on monthly equal installments after 3 years grace period through March 2017. As of December 31, 2012, the nominal value of debt to the related metallurgical plants and Metallurg-Trust was $26.9 million and $1.0 million, respectively. The present value of debt to the related metallurgical plants and Metallurg-Trust was $21.0 million and $0.8 million, respectively. The present value of debt was determined using a 12.2% discount rate. As of December 31, 2012, amounts of liabilities at present value were reflected as liabilities of discontinued operations in the consolidated balance sheet.

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

Transactions with the Controlling Shareholder

During the year ended December 31, 2013, the common shares of Port Vanino were partly sold to our related parties: Mr. Zyuzin, our controlling shareholder, and Calridge Ltd., a company wholly owned by Mr. Zyuzin. Mr. Zyuzin acquired approximately 0.9% of the total common shares (0.67% of the total shares) and Calridge Ltd. acquired approximately 0.6% of the total common shares (0.45% of the total shares) for $5.95 million and $3.97 million, respectively.

In November 2013, we purchased 1.310109% of Mechel Mining from Mr. Zyuzin for $58.0 million in cash. The transaction resulted in our owning 99.999995% of Mechel Mining as of December 31, 2013.

Item 8. Financial Information

See “Item 18. Financial Statements.”

Litigation

Other than the legal proceedings described below, we are not involved in any legal proceedings that we believe to be material.

Tax

On September 12, 2011, Korshunov Mining Plant received an assessment from the tax authorities for the 2008-2009 period in a total amount of 160.9 million rubles, including 120.5 million rubles assessed in connection with transfer pricing. On September 20, 2011, we contested this assessment in the amount of 154.5 million rubles with the higher-level tax authorities. On March 2, 2012, the higher-level tax authorities upheld the assessment of the tax authorities and on March 22, 2012 Korshunov Mining Plant filed a claim to invalidate the assessment in the amount of 154.5 million rubles with the Moscow Arbitrazh Court. On August 16, 2012, the Moscow Arbitrazh Court supported our claims in part of 20.5 million rubles, including penalties and fines, and the remaining claims were denied. On November 6, 2012, the Ninth Arbitrazh Court of Appeal upheld the decision of the Moscow Arbitrazh Court. On March 5, 2013, the Federal Arbitrazh Court of Moscow District also upheld the decision of lower courts. On May 29, 2013, Korshunov Mining Plant filed for supervisory review of the decision with the Supreme Arbitrazh Court. On July 31, 2013, the Supreme Arbitrazh Court denied to transfer the case to the Presidium of the Supreme Arbitrazh Court of the Russian Federation. Tax liabilities have been repaid in full on the date of entry into force of the decision of the tax authority.

On January 16, 2012, Mechel Trading House received an assessment from the tax authorities for income tax, interest and incurred penalties in a total amount of 5.9 billion rubles for the 2008-2009 period. We contested this assessment through the administrative procedure with the higher-level tax authorities which reduced the assessment to 5.4 billion rubles. On June 5, 2012, Mechel Trading House filed a claim with the Moscow Arbitrazh Court to contest the amount of 5.4 billion rubles. On January 9, 2014, the Moscow Arbitrazh Court sustained the Mechel Trading House claims in part of 1.6 billion rubles, including penalties and fines, and the remaining claims were denied. Mechel Trading House does not intend to appeal the decision.

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

On August 23, 2012, Yakutugol received an assessment from the tax authorities for mineral extraction tax, income tax, transport tax, interest and incurred penalties in a total amount of 466.7 million rubles for the 2009-2010 period. We contested this assessment with the higher-level tax authorities. The higher-level tax authorities dismissed the appeal. On November 30, 2012, Yakutugol filed a claim with the Arbitrazh Court of the Sakha Republic (Yakutia) to contest the amount of 466.7 million rubles. On February 28, 2013, the Arbitrazh Court of the Sakha Republic (Yakutia) supported our claims in part of 55.0 million rubles, and the remaining claims were denied. On April 10, 2013, Yakutugol filed an appeal on the decision with respect to the remaining amount to the higher court. On July 22, 2013, the Fourth Arbitrazh Court of Appeal reversed the decision of the Arbitrazh Court of the Sakha Republic (Yakutia) in part of 55.0 million rubles and dismissed the appeal. On September 23, 2013, the Federal Arbitrazh Court of East Siberian District upheld the decision of lower courts. Tax liabilities have been repaid in full on the date of entry into force of the decision of the tax authority.

On April 12, 2013, Tomusinsky Open Pit received an assessment from the tax authorities for the 2009-2010 period for income tax, VAT, mineral extraction tax, interest and incurred penalties in a total amount of 1,580.6 million rubles, including approximately 1,500.0 million rubles assessed in connection with transfer pricing. We contested this assessment with the higher-level tax authorities. The higher-level tax authorities dismissed the appeal. On July 10, 2013, Tomusinsky Open Pit filed a claim with the Arbitrazh Court of Kemerovo region to contest the decision of the tax authorities. On December 16, 2013, the Arbitrazh Court of Kemerovo region supported our claims in part of 80.0 million rubles, and the remaining claims were denied. On January 29, 2014, Tomusinsky Open Pit filed an appeal on the decision of the Arbitrazh Court of Kemerovo region. The court hearing is scheduled for May 14, 2014.

We believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), we accrued $16.8 million of other tax claims that management believes are probable as of December 31, 2013. In addition, income tax accrual was made under ASC 740. See note 19 to the consolidated financial statements.

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

In September 2013, the FAS found the Administration of the Kemerovo region, Russian Railways and 16 largest freight railway operators, including Mecheltrans, to have violated the Competition Law by entering into an agreement that led or could have led to the division of the commodity market on a territorial principle, in volume of sale of goods and composition of customers of goods, as well as to limiting access to the commodity market for entities or their elimination from it. Mecheltrans is fined by the FAS in the amount of 19.3 million rubles. Mecheltrans filed a claim with the Moscow Arbitrazh Court to appeal this decision. The preliminary court hearing is scheduled for May 26, 2014.

In December 2013, the Office of the FAS in the Kemerovo region found Kuzbass Power Sales Company to have violated the Competition Law by unreasonable additional charge for electricity supply services. The case on an administrative violation is opened with respect to Kuzbass Power Sales Company. Kuzbass Power Sales Company filed a claim with the Arbitrazh Court of Kemerovo region to appeal the decision and the directive issued by the Office of the FAS in the Kemerovo region. The court hearing is scheduled for May 26, 2014.

Environmental and safety

Pursuant to a claim of the Novokuznetsk Environmental Prosecutor’s Office against Southern Kuzbass Power Plant concerning the discharge of pollutants into the atmosphere above the maximum allowable level, the court ruled in September 2008 that we must limit the discharge of pollutants into the atmosphere to comply with the maximum allowable level. We have complied with the ruling effective as of November 2009. The court also mandated us to reconstruct the de-dusting system. We applied several times for stay of execution and the court allowed us to stay execution of this mandate until August 1, 2011. In April 2012, we applied for another stay of execution which was rejected by the court. We are in the process of reconstruction and replacement of the dust and gas scrubber equipment. We completed the reconstruction of one of the boilers and have commenced the reconstruction of another boiler. In June 2013, we applied for another stay of execution and the court allowed us to stay execution until February 28, 2014. We reapplied for stay of execution in April 2014.

On February 27, 2012, Rostekhnadzor imposed a temporary ban on operations at Olzherasskaya-Novaya Underground’s longwall due to a spontaneous ignition of coal in a mined-out section of a longwall working area at the mine. On March 1, 2012, the fire area was sealed. On March 5, 2012, upon Rostekhnadzor’s application, the court rendered a decision to suspend operations at the mine’s longwall for 30 days. We implemented a set of measures to extinguish the fire. In June 2013, mining operations recommenced in the area impacted by the fire.

On September 9, 2013, Rostekhnadzor imposed a temporary ban on operations at V.I. Lenina Underground’s longwall due to equipment malfunction resulting in a violation of coal reserves mining technology at the longwall. On September 11, 2013, upon Rostekhnadzor’s application, the court ruled to suspend operations at the mine’s longwall for 30 days. We rectified part of the identified violations. On October 10, 2013, during follow-up inspection, Rostekhnadzor imposed a new temporary ban on operations at the longwall. On October 14, 2013, the court ruled to suspend operations at the mine’s longwall for 60 days. We rectified all of the identified violations. On October 25, 2013, the court ruled to cancel the suspension of operations and we recommenced operations at the V.I. Lenina Underground’s longwall.

On June 11, 2013, the Department of Rosprirodnadzor for the Republic of Bashkortostan filed a lawsuit against Beloretsk Metallurgical Plant with the Arbitrazh Court of the Republic of Bashkortostan seeking the recovery of damages caused to water resources as a result of noncompliance with water legislation in the amount of 408.2 million rubles. During the court hearings claims under the lawsuit were reduced to 398.6 million rubles. On October 3, 2013, the Arbitrazh Court of the Republic of Bashkortostan rendered a decision to collect from Beloretsk Metallurgical Plant the amount of damages in the amount of 398.6 million rubles. We contested this decision with the Eighteenth Arbitrazh Court of Appeal. On January 28, 2014, the court upheld the decision of the lower court. On February 7, 2014, Beloretsk Metallurgical Plant filed a cassation appeal with the Federal Arbitrazh Court of Ural District. At the court hearing held on April 14, 2014 Beloretsk Metallurgical Plant withdrew its cassation appeal. The parties intend to settle their claims out of court.

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

Commercial litigation

In December 2013, Mechel Mining and Bluestone jointly filed a lawsuit against Weir, the engineering firm that calculated the results of drilling program conducted by the former owner of Bluestone, in the Federal District Court for the Southern District of West Virginia. The suit seeks a declaration that Weir’s calculation of the resources identified by the drilling program fails the requirements of the JORC Code Guidelines as well as other requirements agreed upon by the former owner of Bluestone. The suit also seeks damages from Weir for failing to act in accordance with the duties it owed to Mechel, and to award damages from Weir for any and all of the amount Mechel Mining and Bluestone ultimately must pay the former owner in excess of the contingent payment they would have made if Weir had certified the results of the drilling program in accordance with the JORC Code Guidelines, professional standards, and its obligations to Mechel. The trial date has not been scheduled.

In January 2014, Mechel Mining and Bluestone jointly filed a lawsuit against the former owners of Bluestone in the Court of Chancery of the State of Delaware seeking a declaration that the former owners of Bluestone had failed to satisfy the requirements for certifying the contingent reserves upon which the contingent cash consideration for the sale was to be based. Under the stock purchase and sale agreement, the additional coal reserves and resources identified in the post-closing drilling program were to be certified in accordance with JORC Code Guidelines and other requirements of the agreement, and they were not. The suit seeks a further declaration that, as a result of such failures, Mechel Mining and Bluestone do not owe any contingent payment, or, in the alternative owes an amount to be calculated based upon a proper certification of contingent reserves to be prepared by a different mining engineering firm. The trial date has not been scheduled.

On February 3, 2014, Novatek — Chelyabinsk OOO filed a claim against Chelyabinsk Metallurgical Plant with the Arbitrazh Court of Chelyabinsk region to recover debt for gas supplied in December 2013 and penalty for delay in payment in a total amount of 615.4 million rubles. The court hearing is scheduled for May 29, 2014.

Russian securities litigation

In March 2012, the Swiss company Bank Julius Baer and Co. Ltd. (“Bank Julius Baer”) filed a claim against Tomusinsky Open Pit with the Arbitrazh Court of Kemerovo region seeking invalidation of the decisions of the board of directors of Tomusinsky Open Pit to convene the extraordinary shareholders’ meeting, to approve the draft resolution of the extraordinary shareholders’ meeting and to determine the placement price per each common share, as well as the decision of the extraordinary shareholders’ meeting to increase the charter capital by more than 25% by issuing additional common shares in the amount of 13.3 thousand with nominal value one ruble per each share. Bank Julius Baer owns common and preferred shares of Tomusinsky Open Pit, which in total amounted to 22.95% of its charter capital at the time of filing the claim. The plaintiff argues that the increase in the charter capital of Tomusinsky Open Pit is unreasonable given that Tomusinsky Open Pit has available funds and the additional share issue would lead to dilution of its minority share in Tomusinsky Open Pit. In addition, Bank Julius Baer challenges the placement price per each common share set by the board of directors of Tomusinsky Open Pit on the basis that it was set below the market price. On March 14, 2012, the court adopted the interim measures and prohibited further issue and placement of additional common shares of Tomusinsky Open Pit, until the dispute is finally resolved. The court requested for expert evaluation of Tomusinsky Open Pit shares by independent appraiser which was completed on December 3, 2012. On February 13, 2013, we filed a petition for re-examination of evaluation of Tomusinsky Open Pit shares, which was rejected by the court. On March 5, 2013, the court invalidated the decisions of the board of directors of Tomusinsky Open Pit to approve the draft resolution of the extraordinary shareholders’ meeting and to determine the placement price per each common share, as well as the decision of the extraordinary shareholders’ meeting to increase the charter capital of Tomusinsky Open Pit. On April 4, 2013, Tomusinsky Open Pit filed an appeal on this decision to the higher court. On May 30, 2013, the Seventh Arbitrazh Court of Appeal

dismissed the appeal. On June 6, 2013, Tomusinsky Open Pit filed a cassation appeal with the Federal Arbitrazh Court of Ural District. On September 10, 2013, the court dismissed the cassation appeal. On December 16, 2013, Tomusinsky Open Pit filed for supervisory review of the decision with the Supreme Arbitrazh Court. On December 26, 2013, the Supreme Arbitrazh Court denied to transfer the case to the Presidium of the Supreme Arbitrazh Court of the Russian Federation.

On August 9, 2013, SAVEN ENTERPRISES LTD. (“SAVEN”) filed a claim against Tomusinsky Open Pit with the Arbitrazh Court of Kemerovo region seeking invalidation of the decision of the board of directors of Tomusinsky Open Pit regarding the recommendation not to accrue and not to pay dividends on shares of Tomusinsky Open Pit for the fiscal year 2012 and the decision of the annual general shareholders’ meeting on the relevant issues. SAVEN owns common and preferred shares of Tomusinsky Open Pit, which in total amount to 12.77% of its charter capital. On February 21, 2014, the Arbitrazh Court of Kemerovo region sustained the claim in full. On March 28, 2014, Tomusinsky Open Pit filed an appeal with the Seventh Arbitrazh Court of Appeal. The court hearing is scheduled for May 22, 2014.

In June-August 2013, SAVEN filed 14 lawsuits against Tomusinsky Open Pit and our subsidiaries with the Arbitrazh Court of Kemerovo region seeking invalidation of loan transactions, application of the consequences of their invalidity in the form of loans repayment and interest recovery in a total amount of approximately 8.5 billion rubles. During the court hearings the amounts of claims on a number of lawsuits were reduced to a total of approximately 4.0 billion rubles as principal and approximately 131.7 million rubles as interest. In October-November 2013, the Arbitrazh Court of Kemerovo region sustained all lawsuits and obliged our subsidiaries to repay the loans and interest to Tomusinsky Open Pit. We filed appeals for all cases. As of the date hereof, the Seventh Arbitrazh Court of Appeal dismissed our claims with respect to seven cases, sustained our claims in part with respect to one case and sustained our claims in full with respect to four cases. The court proceedings with respect to two cases have been suspended. We intend to appeal court’s decisions ruled not in our favor in the court of cassation.

On December 16, 2013, SAVEN filed a claim in the Arbitrazh Court of Kemerovo region against Tomusinsky Open Pit and Southern Kuzbass Coal Company seeking invalidation of coal supply contracts signed between Tomusinsky Open Pit and Southern Kuzbass Coal Company, application of the consequences of their invalidity in the form of repayment of 21.1 billion rubles and interest recovery in favor of Tomusinsky Open Pit. The court hearing is scheduled for May 28, 2014.

Dividend Distribution Policy

We will determine the amount of dividends payable on our common shares based on cash needs of our business, which will be influenced by the market situation, results of our operations, the level and availability of debt and debt servicing requirements and the requirements of our capital investment program.

We determine the amount of dividends payable on our preferred shares based on the provisions of our charter. See “Item 10. Additional Information — Description of Capital Stock — Dividends.”

In addition, some of our credit facility agreements impose certain restrictions on the payment of dividends on our shares. See “Item 5. Operating and Financial Review and Prospects — Restrictive Covenants,” “Item 5. Operating and Financial Review and Prospects — Description of Certain Indebtedness.”

The decision to pay dividends and the amount thereof must be recommended by our Board of Directors taking into account the charter’s provisions and approved by our shareholders. The amount of dividends, if any, approved by the shareholders may not be higher than the amount proposed by the Board of Directors. In particular, dividends may be declared and paid only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•	our charter capital has been paid in full;

•	the value of our net assets, calculated under Russian accounting standards, is not less (and would not become less as a result of the proposed dividend payment) than the sum of our charter capital, our reserve fund and the difference between the liquidation value and the par value of our issued and outstanding preferred shares;

•	we have repurchased all shares from shareholders having the right to demand repurchase; and

•	we are not, and would not become, insolvent as the result of the proposed dividend payment.

For a further description, please refer to “Item 10. Additional Information — Description of Capital Stock — Dividends.” See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Our ability to pay dividends depends primarily upon receipt of sufficient funds from our subsidiaries.”

On June 28, 2013, our general shareholders’ meeting decided not to pay dividends on common shares but declared a dividend of 6.9 million rubles for preferred shares (of which 2.8 million rubles was paid to Skyblock Limited), which was paid in August 2013. On June 29, 2012, Mechel declared a dividend of 3.3 billion rubles for common shares and 4.3 billion rubles for preferred shares (of which 1.7 billion rubles was paid to Skyblock Limited), which was paid in August 2012. On June 6, 2011, Mechel declared a dividend of 3.6 billion rubles for common shares and 3.6 billion rubles for preferred shares (of which 1.5 billion rubles was paid to Skyblock Limited), which was paid in August 2011. In each case we could not pay dividends to those shareholders who did not provide us with their bank account details.

We anticipate that any dividends we may pay in the future on shares represented by ADSs will be declared and paid to the depositary in rubles (subject to Russian withholding tax) and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be less than the amounts declared and subject to fluctuations in the exchange rate between the ruble and the U.S. dollar. For information on risks associated with Russian withholding tax on dividends to holders of ADSs, see “Item 10. Additional Information — Taxation — Russian Income and Withholding Tax Considerations.”

Significant Changes

Other than as described in this document, no significant change in our business has occurred since December 31, 2013.

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

	Common ADSs		Common Shares
	High	Low	High	Low
	(In U.S. dollars)
April 2014	2.11	1.79	1.11	1.03
March 2014	2.11	1.66	1.19	0.88
February 2014	2.17	1.88	1.82	1.11
January 2014	2.46	1.94	1.99	1.75
December 2013	2.58	1.97	2.10	1.75
November 2013	3.30	2.07	3.24	1.72
October 2013	3.43	3.14	3.33	3.12
First Quarter 2014	2.46	1.66	1.99	0.88
Fourth Quarter 2013	3.43	1.97	3.33	1.72
Third Quarter 2013	3.91	2.75	3.48	2.84
Second Quarter 2013	4.94	2.71	4.92	2.70
First Quarter 2013	7.40	5.03	7.22	4.95
Fourth Quarter 2012	7.28	5.84	7.32	6.15
Third Quarter 2012	8.05	5.37	8.08	5.47
Second Quarter 2012	9.51	5.27	9.44	5.35
First Quarter 2012	12.37	8.98	11.89	8.76
2013	7.40	1.97	7.22	1.72
2012	12.37	5.27	11.89	5.35
2011	34.59	7.90	32.74	8.05
2010	30.80	17.45	30.11	17.64
2009	21.82	2.57	17.81	2.29
2008	57.62	3.66	45.00	4.10
2007	34.63	7.91	25.71	8.30
2006	10.32	6.34	10.20	6.25
2005	12.17	7.02	11.20	7.75
2004	7.48	5.26	17.00	0.36

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

	Preferred ADSs		Preferred Shares
	High	Low	High	Low
	(In U.S. dollars)
April 2014	0.34	0.31	0.74	0.66
March 2014	0.40	0.31	0.66	0.55
February 2014	0.43	0.34	0.92	0.68
January 2014	0.47	0.42	1.09	0.93
December 2013	0.47	0.39	1.13	1.01
November 2013	0.73	0.48	1.50	1.06
October 2013	0.75	0.72	1.67	1.53
First Quarter 2014	0.47	0.31	1.09	0.55
Fourth Quarter 2013	0.73	0.39	1.67	1.01
Third Quarter 2013	0.90	0.74	1.79	1.56
Second Quarter 2013	1.42	0.83	2.71	1.61
First Quarter 2013	2.23	1.45	4.11	2.71
Fourth Quarter 2012	2.67	1.92	5.15	3.86
Third Quarter 2012	3.10	2.28	5.48	4.54
Second Quarter 2012	3.70	2.28	7.10	4.57
First Quarter 2012	4.91	3.57	11.82	8.97
2013	2.23	0.39	4.11	1.01
2012	4.91	1.92	11.82	3.86
2011	11.27	3.24	8.99	6.15
2010	9.66	6.60	n/a	n/a

Item 10. Additional Information

Charter and Certain Requirements of Russian Legislation

We describe below our registered common and preferred shares, the material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to this document, to review its complete terms. The description of our charter is qualified in its entirety by reference to the charter.

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

Dividends

The Joint-Stock Companies Law and our charter set forth the procedure for determining the dividends that we distribute to our shareholders. Shareholders may decide on whether or not to pay the dividends upon results of a financial quarter, half a year, nine months and/or year. Dividends are recommended to a general shareholders’ meeting by the board of directors, and approved by the general shareholders’ meeting by a majority vote. A decision on quarterly dividends may be taken at a general shareholders’ meeting within three months of the end of the respective quarter; a decision on annual dividends must be taken at the annual general shareholders’ meeting. A decision on payment of dividends for common shares can be taken only after the decision on payment of dividends for preferred shares is taken. The dividend approved at the general shareholders’ meeting may not be more than the amount recommended by the board of directors. The date on which in accordance with the decision on payment (declaration) of dividends are determined the persons entitled to receive them, cannot be earlier than 10 days from the date of the decision to pay (declare) dividends and later than 20 days from the date of such decision. Dividends are not paid on treasury shares. Dividend payment period to a nominal holder and a trustee who is a professional participant of the securities market, which are registered in the register of shareholders, shall not exceed 10 business days, and to other persons registered in the register of shareholders shall not exceed 25 business days from the date on which the persons entitled to receive dividends are defined. A shareholder who is entitled to the declared dividends but has not received them due to the fact that the company or the registrar has no exact and necessary address information or bank details, or in connection with the other creditor’s delay, has a right to make a claim to the company for the unpaid dividends within three years upon the expiration of the dividend payment period. Upon the expiration of this three year period, claims for declared and unpaid dividends will lapse in favor of the company.

Starting from January 1, 2014, a new “cascade” dividend payment mechanism is introduced with respect to shares recorded on custodians’ account as opposite to the shareholders’ register. The cascade payment mechanism provides that Russian issuers will pay dividends to custodians and depositary banks, who in turn will be obliged to further transfer dividends to shareholders. Under the new regime no disclosure will be required by ultimate beneficial owners in order to receive dividends. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.”

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

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint-stock company. These procedures require:

•	taking a decision on share placement and approving the resolution on share issuance;

•	registration of a share issuance with the CBR;

•	following the placement of the shares, registration and filing with the CBR of a report on results of share issuance and its public disclosure; and

•	public disclosure of information relating to the share issuance.

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

The Federal Law No. 414-FZ “On the Central Depositary” dated December 7, 2011 (the “Central Depositary Law”), which came into force on January 1, 2012, set out a legal framework for establishment and operation of the central depositary. On November 6, 2012, the FFMS granted NSD the status of central depositary. Within one year from the date of having been granted such a status, the central depositary shall take all necessary steps to open its nominal holder accounts in, among others, all securities registers of the issuers which are obliged to disclose information in accordance with Russian securities law. As we are required to make public disclosures, the above requirement is applicable to us, which means that the central depositary became the only person having a nominal holder account in our share register. Also, the Central Depositary Law prohibits persons maintaining securities registers from opening and depositing securities (save for limited exceptions) to other nominal holder accounts from the date of the opening of a nominal holder account with the central depositary.

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

Disclosure of Information

Under Russian legislation, disclosure of information on the securities market means making it available to all interested parties, regardless of the purpose of obtaining this information. We are required to make the following periodic public disclosures and filings in the newswire of authorized information agency Interfax (www.e-disclosure.ru), on our websites at www.mechel.ru and www.mechel.com, as well as on the website provided by authorized information agency Interfax (www.e-disclosure.ru/portal/company.aspx?id=1942):

•	disclosure of quarterly reports containing information about us, our shareholders, registrar and depositary, the structure of our management bodies, the members of the board of directors, management board and review commission, our branches and representative offices, our subsidiaries and affiliates, our shares, bank accounts and auditors, important developments during the reporting quarter, quarterly accounting reports prepared in accordance with Russian accounting standards, and other information about our financial and business activity;

•

disclosure of any information concerning material facts and other official disclosures, including, among other things, our reorganization; certain changes in the amount of our assets; decisions on share issuances; certain changes in ownership and shareholding; information about controlled organizations which are material to us or organizations controlling us, reorganization, liquidation or bankruptcy of such organizations; conclusion of agreement with our controlled or controlling organization, where we are required to buy securities issued by such controlled or controlling organization; as well as shareholder and management bodies resolutions;

•	notifying MICEX about the disclosure of aforementioned information;

•	disclosure of the documents that we have received in connection with any of the following:

•	a voluntary offer (including any competing offer) to acquire us;

•	a mandatory offer (including any competing offer) to acquire us;

•	a notice of the right of shareholders to sell their shares to the person that has acquired more than 95% of our common shares; and

•	a request that minority shareholders sell their shares to the person that has acquired more than 95% of our common shares;

•	disclosure of information on various stages of securities placement, issuance and registration through publication of certain data as required by the securities legislation;

•	disclosure of our charter and internal corporate governance documents;

•	disclosure of our annual report and annual financial statements prepared in accordance with Russian accounting standards and our annual and interim U.S. GAAP financial statements and filing them with MICEX;

•	disclosure on a quarterly basis of a list of our affiliated companies and individuals and its amendments and filing it with MICEX;

•	disclosure of a list of information which is considered an insider information and approved by the company (“insider information”);

•	disclosure of insider information; and

•	disclosure of other information as required by applicable Russian securities legislation and the rules of MICEX.

General Meetings of Shareholders

Procedure

A general shareholders’ meeting may exercise only the powers that are set forth in the Joint-Stock Companies Law and in our charter. Among the issues which our shareholders have the exclusive power to decide are:

•	approval of charter amendments or of a new version of the charter;

•	reorganizations or liquidations;

•	election and early removal of the members of the board of directors;

•	determination of the number, nominal value and type of authorized shares and rights granted by such shares;

•	changes in the company’s charter capital;

•	appointment and early removal of the members of our review commission and counting commission;

•	approval of our independent auditor;

•	approval of certain interested party transactions (the value of which is 2% or more of the balance sheet value of the company’s assets) and major transactions (the value of which is more than 50% of the balance sheet value of the company’s assets);

•	distribution of profits and losses, including approval of dividends payment;

•	decisions on our participation in commercial or industrial groups or other associations of commercial entities;

•	redemption by the company of issued shares in cases provided for by the Joint-Stock Companies Law;

•	approval of certain internal documents regulating the activity of our governing bodies;

•	decision on filing of an application for delisting of our shares or securities convertible into shares; and

•	other issues, as provided by the Joint-Stock Companies Law and our charter.

Voting at a general shareholders’ meeting is generally carried out on the principle of one vote per voting share, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority of the voting stock present at a general shareholders’ meeting. However, Russian law requires a three-quarters majority of the voting stock present at a general shareholders’ meeting to approve the following:

•	approval of charter amendments or of a new version of the charter;

•	reorganizations or liquidations;

•	determination of the number, nominal value and category (type) of authorized shares and the rights granted by such shares;

•	repurchase by the company of its issued shares;

•	any issuance of shares or securities convertible into common shares by closed subscription;

•	issuance by open subscription of common shares or securities convertible into common shares, in each case, constituting 25% or more of the number of issued and outstanding common shares; and

•	decision on filing of an application for delisting of our shares or securities convertible into shares.

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

If the number of shareholders exceeds 1,000 persons, the voting ballots, which must be used when conducting a general shareholders’ meeting in form of a meeting in a joint-stock company, must be sent to the shareholders entitled to participate in the general shareholders’ meeting at least 20 days in advance of the general shareholders’ meeting.

Notice and participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in direct form or by absentee ballot, not less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting or, if the company’s charter determines it, by publishing a notice of the meeting in a printed publication. However, if it is an extraordinary general shareholders’ meeting to elect the board of directors or it is a general shareholders’ meeting to elect the board of directors of a reorganized company, shareholders must be notified (by printed publication) at least 70 days prior to the date of the meeting. Under our charter, we may either provide notice by mail or deliver notice with the acknowledgement of receipt to each of our shareholders or publish a notice in Rossiyskaya Gazeta, an official newspaper founded by the Russian government. Only those items that were set out in the agenda may be voted upon at a general shareholders’ meeting. We may also publish a notice of the meeting on our website stated in the charter. In addition, nominal holders included in the shareholder register will be notified of the shareholders’ meeting by way of an electronic communication and will be required to convey such information to the depositors within a prescribed period.

The list of shareholders entitled to participate in a general shareholders’ meeting is compiled on the basis of the data in our shareholder register on the date established by the board of directors, which date may neither be earlier than 10 days from the date of adoption of the resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary general shareholders’ meeting to elect the board of directors, not more than 80 days before the date of the meeting).

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

The Federal Law No. 415-FZ also sets forth new obligations for a depositary to disclose information on ‘depositary receipt owners’ in order to exercise voting rights with respect to the shares represented by depositary receipts. The regulation setting forth the requirements for the provision of information was approved by the Order of the FFMS dated February 5, 2013. Information about the depositary receipt owners is provided to the issuer in the form of a list of persons who exercise the rights under the depositary receipts. The list is provided to the issuer by the foreign depositary which opens the depo account of depositary programs. The list is provided for the preparation and holding of a shareholders’ meeting. See also “Item 3. Key Information — Risk Factors — Risks Relating to Our Shares and the Trading Market — Upon introduction of a new system of recording the depositary’s rights to the shares underlying depositary receipts, the depositary is required to disclose information on ADS and GDS owners in order to exercise voting rights and receive dividends with respect to the shares underlying ADSs and GDSs.”

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

The Joint-Stock Companies Law prohibits the board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to direct the general management of the company, and to decide the following issues:

•	determination of our business priorities and approving our annual and quarterly budget;

•	convening of annual and extraordinary general shareholders’ meetings, except in certain circumstances specified in the Joint-Stock Companies Law;

•	approval of the agenda of the general shareholders’ meeting and determination of the record date for shareholders entitled to participate in a general shareholders’ meeting;

•	placement of our additional shares in which convertible preferred shares are converted provided that it will not result in charter capital increase, and placement of our bonds and other securities, except for the shares;

•	determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Joint-Stock Companies Law;

•	repurchase of our shares, bonds and other securities in certain cases provided for by the Joint-Stock Companies Law;

•	appointment of the general director and members of the management board, and early termination of their powers and the establishment of their compensation;

•	recommendation to the general shareholders’ meeting on the amount of a dividend and the payment procedure thereof;

•	recommendation on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•	the use of our reserve fund and other funds;

•	the creation and liquidation of branches and representative offices;

•	approval of internal documents, except for those documents whose approval falls within the competence of the company’s shareholders or general director or the management board;

•	approval of major and interested party transactions in the cases provided for by the Joint-Stock Companies Law;

•	increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstance specified in our charter;

•	approval of decisions on securities issuances and of the prospectus relating to such securities issuances, as well as of reports on the results of such securities issuances;

•	approval of our share registrar;

•	decision on filing of an application for delisting of our shares or securities convertible into shares; and

•	other issues, as provided for by the Joint-Stock Companies Law and our charter.

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

For information on our controlling shareholder’s potential ability to approve major transactions see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The concentration of our shares with our controlling shareholder will limit your ability to influence corporate matters and transactions with the controlling shareholder may present conflicts of interest, potentially resulting in the conclusion of transactions on less favorable terms than could be obtained in arm’s length transactions.”

Change in Control

Anti-takeover protection

Russian legislation requires the following:

•	A person intending to acquire more than 30% of an open joint-stock company’s common shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares pursuant to the requirements of the Joint-Stock Companies Law.

•	A person that has acquired more than 30% of an open joint-stock company’s common shares and voting preferred shares (including shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers in compliance with the requirements of the Joint-Stock Companies Law) will be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price which is not less than the price determined based on a weighted market price of the shares during trading sessions on a stock exchange for the six months preceding the date when a public tender offer was sent, or at a price not less than the market price, which must be determined by an independent appraiser if the shares have an insufficient or non-existent trading history. From the moment of acquisition of more than 30% of the shares until the moment of sending of an offer to the company, the person making the offer and its affiliates will be able to vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding common shares and voting preferred shares.

•	A person that, as a result of such a voluntary or mandatory offer, becomes (individually or counting the shares held by its affiliates) the owner of more than 95% of the company’s common shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities convertible into such shares, at a price not less than the prices of the preceding acquisition by the offeror. The offeror is entitled to require the holders of the remaining shares of the company, as well as other securities convertible into such shares, to sell such shares and other securities, provided that the offeror acquired not less than 10% of the total number of shares of the company as a result of acceptance by other shareholders of the voluntary or mandatory tender offer as described above.

•	An offer of the kind described in any of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If securities are listed on a stock exchange, prior notice of the offer must be filed with the CBR; otherwise, notice must be filed with the CBR no later than the date of the offer. The CBR may order amendments to the terms of the offer (including price) in order to bring them into compliance with the requirements of the current legislation.

•	Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiration (which period may in certain cases exceed 100 days) the company’s general shareholders’ meeting will have the sole power to make decisions on charter capital increase by way of issuance of additional shares, issuance of securities convertible into shares, including options of an open joint-stock company, approval of certain transactions or a number of related transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly), of property having a value of 10% or more of the balance sheet value of the assets of a company as determined under Russian accounting standards as of the latest reporting date preceding the transaction, with the exception of transactions completed in the ordinary course of business, and on certain other significant matters.

The above rule may be supplemented through rulemaking by the CBR, which may result in a broader, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

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

Foreign persons registered as individual entrepreneurs in Russia, who acquire shares in a Russian joint-stock company, need to notify the Russian tax authorities within one month following such acquisition.

Disclosure of Ownership

Under Russian law, a holder of common shares of a joint-stock company, which has CBR registered prospectus, must notify the company and the CBR of an acquisition of 5% or more of the company’s common shares or of an acquisition of the right to cast votes attached to 5% or more of the common shares by virtue of an agreement or otherwise, and of any subsequent change in the number of the common shares above or below a 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75% or 95% threshold. Such notifications must be given not later than 10 days after the common shares have been transferred to such shareholder’s securities account or after the acquisition of the right to cast votes attached to such common shares, whether by virtue of an agreement or otherwise.

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

Material Contracts

The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business. These contracts are included as an exhibit to this document, see “Item 19. Exhibits.” The descriptions of the contracts are qualified in their entirety by reference to the relevant contracts.

Credit Facility for Mechel from VTB Bank (Exhibits 4.1-4.2, 4.34)

General

On December 27, 2010, VTB Bank opened a credit line for Mechel for the total amount of 10.0 billion rubles (approximately $329.3 million) to finance our general activity. In November 2011, the amount of credit line was increased up to 13.0 billion rubles (approximately $442.2 million).

On April 10, 2013, we executed an amendment to the loan agreement increasing the amount of the facility to 40.0 billion rubles (approximately $1.3 billion). The term of the facility was extended to 5 years and the covenants were amended. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within our group (including redemption of ruble bonds). As of December 31, 2013, the facility was fully drawn.

In May 2014, we have signed with VTB Bank amendments for refinancing of the facility by extending the repayment grace period until April 2015.

Interest rate and interest period

The interest rate under the facility depends on the ratio of Mechel’s net borrowings to EBITDA and ranges from 3-month Mosprime plus 2.65% to 3-month Mosprime plus 4.95% per year with a portion of interest payable quarterly and a portion being capitalized. The lender may increase the interest rate by 1% if the borrower fails to meet certain obligations under the loan agreement.

The facility has a built-in derivative instrument allowing the lender to convert the floating interest rate into the fixed one on pre-agreed terms.

Repayment and prepayments

The facility allows a 24 month grace period starting from April 2013 and is to be repaid in equal installments on a quarterly basis. Mechel may prepay the loan without VTB Bank’s consent after 12 months giving a five day prior written notice. Under the new agreement, the grace period is extended until April 2015 with final repayment in April 2018.

Guarantee

Our obligations under the credit facility agreement are guaranteed by Bratsk Ferroalloy Plant, Chelyabinsk Metallurgical Plant, Mecheltrans, Mechel Trading and Mechel Service.

Security

The credit facility is secured by a pledge of 37.5%+1 share of Mechel Mining.

Covenants and other matters

For the relevant period ending on December 31, 2013, we were not in compliance with EBITDA to net interest expense ratio in respect to Mechel under the credit facility agreement. In May 2014, we obtained the waiver from the lender to cure such non-compliance.

Mechel’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel’s ratio of net borrowings to EBITDA shall not exceed 10.0:1 as of December 31, 2014, 7.5:1 as of June 30, 2015, 6.3:1 as of December 31, 2015, June 30, 2016 and December 31, 2016, 6.0:1 as of June 30, 2017 and 5.8:1 as of December 31, 2017 and thereafter, provided that if during any period the ratio of net borrowings to EBITDA is

3.0:1 or less, then the ratio of 3.0:1 continues to apply thereafter. Mechel’s ratio of EBITDA to net interest expense shall not fall below 1.0:1 as of June 30, 2014 and December 31, 2014, 1.5:1 as of June 30, 2015, 2.0:1 as of December 31, 2015 and thereafter. Mechel’s net borrowings shall not exceed $11.0 billion in 2013 and thereafter.

Mechel Mining’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 8.0:1 as of December 31, 2014, 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015, 5.0:1 as of June 30, 2016 and December 31, 2016, 4.3:1 as of June 30, 2017, 3.8:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 1.2:1 as of June 30, 2014, 2.0:1 as of December 31, 2014, 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, notice provisions and events of default, including change of control and cross-defaults to other debt.

The credit facility agreement is governed by Russian law.

Credit Facilities for Southern Kuzbass Coal Company from Sberbank (Exhibits 4.3-4.8, 4.9-4.15, 4.16-4.21, 4.22-4.27)

General

On October 9, 2012, Sberbank opened four credit lines to our subsidiary Southern Kuzbass Coal Company in the total amount of 24 billion rubles (approximately $772.3 million) for the purpose of working capital financing. As of December 31, 2012, we had drawn 15.1 billion rubles (approximately $497.2 million) under the credit lines. In February 2013, we received the drawdowns in rubles in the amount of 1.0 billion rubles. Due to the amendment in March 2013 we also received the drawdowns in rubles with a built-in cross-currency derivative instrument in the amount of 7.9 billion rubles. As of December 31, 2013, the facilities were fully drawn.

Interest rate and interest period

Interest is payable at a rate of 12.1% per year for the drawdowns in rubles and 10.5% per year for the drawdowns in rubles with a built-in cross-currency derivative instrument. The interest rate may be increased by 1% depending on compliance with certain conditions.

The interest is to be paid every 3 months.

Repayment and prepayments

The credit lines are provided for a period of 5 years with a 3-year grace period. Each credit line is repayable in eight equal installments starting from December 2015.

The borrower does not have the right to prepay four out of six tranches with a built-in derivative instrument in one of the loan agreements. Under the other tranches or loan agreements, the borrower can prepay any amount but has to pay prepayment fees (1.5% per annum of the repaid amount).

Guarantee

The borrower’s obligations under the credit facility are guaranteed by Mechel, Yakutugol and Mechel Mining.

Covenants and other matters

Mechel Mining’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 8.0:1 as of December 31, 2014, 6.5:1 as of June 30, 2015, 3.5:1 as of December 31, 2015, 3.0:1 as of June 30, 2016 and December 31, 2016, 2.5:1 as of June 30, 2017, 2.0:1 as of December 31, 2017 and any other relevant period thereafter. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 1.2:1 as of June 30, 2014, 2.0:1 as of December 31, 2014, 2.5:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter. Mechel Mining’s shareholder equity, as defined in loan agreements, shall be equal to or exceed $3.0 billion.

The credit facility agreements are governed by Russian law.

Pre-Export Facility Agreements (Exhibits 4.28-4.29 for Southern Kuzbass Coal Company; Exhibits 4.30-4.31 for Yakutugol)

General

On December 6, 2013, our subsidiaries Yakutugol and Southern Kuzbass Coal Company entered into an amendment and restatement agreement to the existing pre-export facility agreements for a total principal amount of $1.0 billion with a syndicate of banks coordinated by ING Bank N.V., Société Générale and VTB Capital Plc. The pre-export facility was extended to the borrowers in equal parts and was used to amend and extend the $1.0 billion pre-export facility as amended on December 7, 2012. The terms of the facility agreements are identical in all material aspects, except for the security provided under each facility.

The facility has one tranche maturing in December 2016.

Interest rate and interest period

Interest under the facilities is payable at LIBOR plus a margin, or at fixed rate that may be agreed with the lenders. Based on results for the period ending December 31, 2012, the margin levels were reset during 2013 at 5.5% per year and are subject to downward or upward adjustments based on the ratio of Mechel Mining’s ratio of net borrowings to EBITDA.

Repayment and prepayments

The facility is repayable in equal monthly installments after a twelve month grace period, starting with December 2014. The borrowers are entitled to prepay the loan subject to a 10 business day prior notice to the syndicate of banks and certain other conditions specified in the credit facility agreements.

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

Security

Yakutugol’s obligations under the credit facility agreement are secured by a pledge of all equipment and machinery of the borrower having a balance sheet value of $10.0 million or higher and a pledge of 15%+1 share of Yakutugol and of 10% of shares of Southern Kuzbass Coal Company. Southern Kuzbass Coal Company’s

obligations under the credit facility agreement are secured by a pledge of all equipment and machinery of the borrower having a balance sheet value of $10.0 million or higher and a pledge of 15%+1 share of Southern Kuzbass Coal Company and of 10% of shares of Yakutugol.

The number of shares of each of Yakutugol and Southern Kuzbass Coal Company under pledge will be decreased from 25%+1 share to 15% if certain conditions are met. Such conditions include, amongst others, the ratio of Mechel Mining’s net borrowings to EBITDA being less than or equal to 2.5:1, the outstanding debt under the facility not exceeding 50% of the original principal amount and there being no event of default continuing under the facility.

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

Acquisitions by Mechel Mining in any given year are permitted, subject to testing of Mechel Mining’s ratio of net borrowings to EBITDA as follows: (i) $500 million payable in any financial year if Mechel Mining’s ratio of net borrowings to EBITDA is equal to or less than 2.5:1; (ii) $375 million payable in any financial year if Mechel Mining’s ratio of net borrowings to EBITDA is between 2.5:1 and 3.0:1; (iii) $50 million payable in any financial year if Mechel Mining’s ratio of net borrowings to EBITDA is between 3.0:1 and 3.5:1; (iv) $5 million payable in any financial year if Mechel Mining’s ratio of net borrowings to EBITDA exceeds 3.5:1; and (v) any other higher amount if it is approved by the majority lenders and provided that Mechel Mining will continue to be in compliance with its financial covenants and no default is continuing or would arise as a consequence of such acquisition.

Mechel Mining’s ratio of net borrowings to EBITDA is not tested as of June 30, 2014. Thereafter, Mechel Mining’s ratio of net borrowings to EBITDA shall not exceed 8.0:1 as of December 31, 2014, 6.5:1 as of June 30, 2015, 5.2:1 as of December 31, 2015 and 5.0:1 as of June 30, 2016. Mechel Mining’s ratio of EBITDA to net interest expense shall not be less than 1.2:1 as of June 30, 2014, 2.0:1 as of December 31, 2014, 2.7:1 as of June 30, 2015, 4.0:1 as of December 31, 2015 and in any relevant period thereafter. Mechel Mining’s net borrowings shall not exceed $4.3 billion for the period ending on June 30, 2014 and $4.0 billion for the period ending on December 31, 2014 and thereafter, both under the condition that Mechel Mining’s ratio of net borrowings to EBITDA shall exceed 3.0:1. Mechel Mining’s shareholder equity shall not fall below: (i) $3.7 billion during the relevant period ending on December 31, 2013; (ii) $3.8 billion for the relevant period ending on December 31, 2014; and (iii) $4.0 billion thereafter.

The credit facility agreement contains certain customary representations and warranties, affirmative covenants, including negative pledges and limitation on lending to third parties, as well as notice provisions and events of default, including change of control and cross-defaults relating to other debt with certain limitations.

The credit facility agreement is governed by English law.

Project Finance — Credit Facility for Elgaugol from Vnesheconombank (Exhibits 4.32-4.33)

General

On March 12, 2014, our subsidiary Elgaugol signed two credit facilities in aggregate amount of $2.5 billion with Vnesheconombank for the development of the Elga coal complex: (i) a facility in the amount of $2.085 billion for the total budgeted financing necessary until commissioning (the “main credit line”) and (ii) a facility in the amount of $418.7 million to be used for the repayment of the $150.0 million bridge loan and payment of the fees and commissions associated with the main credit line and capitalized interest during the grace period (the

“second credit line”). The facility is structured as a project financing, with no recourse to Mechel or any group company except for Elgaugol, and therefore these loans are not included when calculating the financial covenants for Mechel and Mechel Mining under most loan agreements. The management believes that before utilization of the credit lines, this financing will be excluded from the financial covenants calculations under all relevant loan agreements. As of the date hereof, a total of $20.8 million was drawn under the facilities.

The facilities have a tenor of 13.5 years, including a repayment grace period of 3.5 years.

Interest rate and interest period

Main credit line: fixed rate of 7.5% per year for the first 60 months after the date of the loan agreement; and 6-month LIBOR plus 6% per year after the first 60 months.

Second credit line: fixed rate of 8% per year for the first 60 months after the date of the loan agreement; and 6-month LIBOR plus 6% per year after the first 60 months.

The interest is paid quarterly.

Repayment and prepayments

Identical for both facilities, first principal repayment is 42 months after the date of signing of the loan agreement and takes place on a yearly basis according to a defined schedule.

Security

The facilities are secured with share pledge of 49% of Elgaugol, pledge of Elgaugol proprietary land and land lease rights, pledge of immovable property of Elgaugol including construction in progress and pledge over of all movable property of Elgaugol with book value over 1 million rubles per unit.

Covenants and other matters

There are no financial covenants and no guarantees issued in support of these facilities.

The credit facility agreements are governed by Russian law.

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

For the purposes of this summary, a “Russian resident holder” means: (1) an individual holder of the shares and ADSs, actually present in the Russian Federation for 183 days or more in 12 consecutive months; or (2) an organization, organized under Russian law; or (3) an organization, organized under a foreign law, that holds and disposes of the shares and ADSs through its permanent establishment in Russia. Individual presence in Russia is not considered interrupted if an individual departs for short periods (less than six months) for the purpose of medical treatment or education, as well as for the performance of labor or other duties related to the execution of work or services at offshore raw hydrocarbon deposits.

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

Taxation of dividends

A Russian company that pays dividends is generally obliged to act as a tax agent to withhold tax on the dividends and remit the amount of tax due to the Russian Federation state budget. In some cases, tax agent’s functions are performed by other legal entities. However, the applicable withholding tax rate will depend on the status of the dividend’s recipient.

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

The effective rate of this tax may be lower than 9% (other than to non-resident companies and non-resident individuals) owing to the fact that generally this tax should be calculated by multiplying the basic tax rate (9%) by the difference between (i) the dividends to be distributed by us to our shareholders, and (ii) dividends collected by us in the current and preceding tax periods from other Russian persons (except for dividends which are taxable at the rate of 0% under the current Russian tax law).

Since 2014, when paying dividends in respect of shares that are recorded on depo account of foreign nominee holder and depo account of foreign authorized holder, the tax should be calculated and withheld by the depositary (tax agent), which opened these accounts. Effective from January 1, 2014, the reduced tax rate of 0% does not apply on dividend payments for such shares. Under Russian law, the general rate of 9% is applied, subject to the submission of certain information to the tax agent. If such information has not been submitted to the tax agent in the prescribed manner and in a certain period of time, the tax rate of 30% is applied.

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

Effective from January 1, 2014, so as to apply the tax rate of 9% when paying dividends under ADSs to residents the tax agent must be submitted with certain information in the prescribed manner and in a certain period of time. If such information has not been submitted to the tax agent, the tax rate of 30% is applied. Thus, starting from 2014, the tax agent may be obliged to withhold tax at the rate of 30% (due to the absence of the required information) and Russian holders of ADSs may be unable to use the rate of 9% provided by Russian tax law for residents.

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

Non-resident holders

Shares

Dividends paid to non-resident holders of shares will generally be subject to Russian withholding tax, which the tax agent will withhold. Under Russian law dividends paid to a non-resident holder which is an organization or individual will be subject to Russian withholding tax at rates of 15% or 30% in certain cases. Withholding tax on dividends may be generally reduced under the terms of a double tax treaty between the Russian Federation and the country of tax treaty residence of a non-resident holder of the shares.

Since 2014, when paying dividends in respect of shares issued by Russian organizations that are recorded on depo account of foreign nominee holder, depo account of foreign authorized holder and/or depo account of depositary programs, the tax should be calculated and withheld by the depositary (tax agent), which opened these accounts. Effective from January 1, 2014, the reduced tax rate established in accordance with certain provisions of the double tax treaty does not apply on dividend payments under such shares. The general rate established by such treaty and not accounting for benefits or the rate of 15% provided by Russian law are applied, subject to the submission of certain information to the tax agent. If such information has not been submitted to the tax agent in the prescribed manner and in a certain period of time, a tax rate of 30% is applied.

Thus, starting from 2014, the tax agent is obliged to withhold tax at the general rate established by the tax treaty or at the rate of 15% (in the absence of the tax treaty) or at the rate of 30% (in the absence of the required information) and non-resident holders of shares may be unable to benefit from the tax treaty. Although non-resident holders of shares may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund.

ADSs

Comments provided in the previous section (see “— Taxation of dividends — Non-resident holders — Shares”) are also applicable to ADSs. Effective from January 1, 2014, the reduced tax rate established in accordance with certain provisions of the double tax treaty does not apply on dividend payments under ADSs. The general rate established by such treaty and not accounting for benefits or the rate of 15% provided by Russian law are applied, subject to the submission of certain information to the tax agent. If such information has not been submitted to the tax agent in the prescribed manner and in a certain period of time, a tax rate of 30% is applied.

Thus, starting from 2014, the tax agent is obliged to withhold tax at the general rate established by the tax treaty or at the rate of 15% (in the absence of the tax treaty) or at the rate of 30% (in the absence of the required information) and non-resident holders of ADSs may be unable to benefit from the tax treaty. Although non-resident holders of ADSs may apply for a refund of a portion of the tax withheld under an applicable tax treaty, the procedure to do so may be time-consuming and no assurance can be given that the Russian tax authorities will grant a refund. See “— Tax treaty procedures” below.

The dividends taxation rate may be reduced to 10% under the United States-Russia income tax treaty for U.S. non-resident holders. Under current regulations, authorization from the Russian tax authorities is not required to allow the tax agent to withhold at a reduced rate under applicable double tax treaties provided that all other requirements are met. See “— Tax treaty procedures.”

If the tax agent is not submitted with the prescribed by the tax legislation information, it will be obliged to withhold tax at the rate of 30%. In this case, U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty may claim a refund from the Russian tax authorities within three years. There is significant uncertainty regarding the availability and timing of such refunds.

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

Tax treaty procedures

The Russian Tax Code does not contain a requirement that a non-resident holder that is an organization must obtain tax treaty clearance from the Russian tax authorities prior to receiving any income in order to qualify for benefits under an applicable tax treaty. However, a non-resident organization seeking to obtain relief from Russian withholding tax under a tax treaty must provide to a tax agent a confirmation of its tax treaty residence that complies with the applicable requirements in advance of receiving the relevant income.

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

Since 2014, in respect of dividend payments on shares (including represented by ADSs) that are recorded on depo account of foreign nominee holder, depo account of foreign authorized holder and depo account of depositary programs, a general rate established by the double tax treaty and not accounting for benefits is applied. Refund of the overpaid tax is made to the taxpayer upon the submission to the tax authorities of the documents mentioned above, as well as the following documents: (i) document confirming the ownership of shares by the taxpayer on the date determined by the decision of the Russian company on payment of income, (ii) document confirming the amount of income actually received on shares, (iii) documents containing information about the depositary, which transferred the income on shares in favor of a foreign organization (management company), which lawfully carried out the record of rights to shares held by the taxpayer, and (iv) document confirming that the legal entity, which carried out the record of rights of share ownership on the date determined by the decision of the Russian company on payment of income, complied with additional conditions provided by Russian tax legislation or international double tax treaty for the application of the reduced tax rate when paying dividends on shares. Due to the fact that these regulations entered into force only on January 1, 2014, the practice of such refunds have not been established yet, and that is why it is not possible to exclude risks associated with a possible non-refund of the tax withheld.

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

Certain U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares or ADSs by a “U.S. Holder.” Solely for purposes of this “— Certain U.S. Federal Income Tax Considerations” section, a U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust has a valid election in place to be treated as a United States person.

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

Passive foreign investment company status

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held to produce passive income. We believe, and the foregoing discussion assumes, that for U.S. federal income tax purposes, we were not a PFIC for the taxable year ending in 2013, we will not be a PFIC for the current taxable year and we will not become a PFIC in the future. However, the PFIC determination is made annually and may involve facts that are not within our control. In addition, there are special requirements that apply to income from the sale and ownership of commodities that need to be satisfied in order for amounts attributable to commodities to be treated as non-passive. If we were classified as a PFIC at any time that you hold our ADSs and shares, you may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax on distributions and gains on the sale or disposition of the ADSs and shares as well as being subject to additional U.S. tax filing requirements. Additionally, dividends paid by the company to non-corporate U.S. holders would not be eligible for the special reduced rate of tax described above under “Taxation of dividends on shares or ADSs.” You should consult your tax advisers as to the consequences of an investment in a PFIC.

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

Flat-rolled steel/Flat products: Category of steel that includes sheet and strip, among others.

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

Sections: Blooms or billets that are hot-rolled in a rolling mill to manufacture rounds, squares, bands, among other structural shapes, “L”, “U”, “T” or “I” shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, engineering and transport industries.

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

Sintering: A process that combines iron-bearing particles into small chunks. Previously, these materials were too fine to withstand the air currents of the smelting process in the blast furnace and were thrown away. The iron is now conserved in sinter because the chunks of sinter are charged into the blast furnace.

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

Wire rod: Round, semi-finished steel that is rolled from a billet and coiled for further processing. Wire rod is commonly drawn into wire or used to tie bundles. Wire rod rolling mills (rolling facilities) can run as fast as 6,000 meters per minute.

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

In July 2011, our wholly-owned subsidiary Skyblock Limited entered into a non-deliverable cross currency 5 billion rubles swap with VTB Bank (Austria) AG. The termination date of the swap is August 28, 2015. The instrument in respect of which the swap is contracted is a 5 billion rubles bonds issued by our group on September 7, 2010. The bonds are due on September 3, 2015. The bonds bear a coupon with 10% interest rate per annum. VTB Bank (Austria) AG agrees to pay to Skyblock Limited 10% interest on 5 billion rubles notional amount. Skyblock Limited agrees to pay to VTB Bank (Austria) AG 5.69% interests on $176.4 million notional amount. Interest is paid on a semi-annual basis with the first payment on March 2, 2012. On the termination date VTB Bank (Austria) AG agrees to pay to Skyblock Limited the notional amount of 5 billion rubles, and Skyblock Limited agrees to pay to VTB Bank (Austria) AG the notional amount of $176.4 million. The business objective of this instrument is the decrease in the effective interest rate on 5 billion rubles bonds for the year ending December 31, 2013 via positive net cash inflow from interest payments under the swap instrument according to our expectations about U.S. dollar and ruble exchange rate fluctuations. The swap instrument was not designated as hedge for accounting purposes.

In October 2012, Southern Kuzbass Coal Company entered into a cross currency option with Sberbank. As at December 31, 2012, the option is contracted in respect of three facilities amounting in total to 13.0 billion rubles (approximately $428.0 million), and its expiry date is October 6, 2017. As at December 31, 2013, the option is contracted in respect of four facilities amounting in total to 20.9 billion rubles (approximately $638.5 million), and its expiry date is October 6, 2017. The ruble-denominated facilities bear floating interest rate of 10.5-11.5% per annum (subject to fulfillment of 37.5% ratio between the amount of the groups’ revenue credited on Sberbank’s accounts and the amount of liability under the facility agreement). The option is designed to convert the ruble notional amount into U.S. dollars at a pre-determined strike exchange rate (6.5 billion rubles — at the exchange rate of 31.04 rubles per 1 U.S. dollar, 5.0 billion rubles — at the exchange rate of 30.80 rubles per 1 U.S. dollar, 1.5 billion rubles — at the exchange rate of 31.00 rubles per 1 U.S. dollar, 7.9 billion rubles — at the exchange rate of 30.64 rubles per 1 U.S. dollar) when the barrier exchange rate (indicated at Reuters) achieves 50 rubles per 1 U.S. dollar. Simultaneously, the interest rate is modified into floating 10.0-11.0% per annum (subject to fulfillment of 37.5% ratio between the amount of the groups’ revenue credited on Sberbank’s accounts and the amount of liability under the facility agreement). After the triggering event, all future payments will be in U.S. dollars. The business objective of this instrument is the decrease of interest rate on the ruble-denominated facilities according to our expectations about U.S. dollar and ruble exchange rate fluctuations. The swap instrument was not designated as hedge for accounting purposes.

In the past we entered into forward transactions to buy U.S. dollars for euros to hedge our exposure to movements in foreign currency exchange rates arising in relation to euro-denominated accounts receivable of our trading subsidiaries. These derivatives were not designated as hedging contracts for accounting purposes. As of December 31, 2013, we did not have any forward transactions.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar, our reporting currency. The following table sets forth our monetary assets and liabilities by currency as of December 31, 2013.

Balance as of December 31, 2013	U.S. Dollar	Ruble	Euro	Lei	Other	Total
	(In thousands of U.S. dollars)
Current Assets:
Cash and cash equivalents	213,376	21,642	19,243	—	14,264	268,525
Accounts receivable, net	116,239	376,545	56,399	9,125	32,146	590,454
Due from related parties	1,796	39,418	53	—	11	41,278
Deferred income taxes	13,014	20,978	467	—	513	34,972
Current assets of discontinued operations	—	—	—	—	147,521	147,521
Prepayments and other current assets	27,871	274,225	9,017	2,683	3,028	316,824

Total current assets(1)	372,296	732,808	85,179	11,808	197,483	1,399,574

Current Liabilities:
Short-term borrowings and current portion of long-term debt	(492,837)	(834,064)	(145,000)	—	(13,011)	(1,484,912)
Accounts payable and accrued expenses:
Advances received	(19,355)	(67,316)	(435)	(210)	(4,338)	(91,654)
Accrued expenses and other current liabilities	(126,440)	(223,412)	(6,838)	(33)	(3,068)	(359,791)
Taxes and social charges payable	(22,288)	(248,782)	(2,113)	(84)	(4,654)	(277,921)
Unrecognized income tax benefit	(397)	(77,935)	—	—	—	(78,332)
Trade payables to vendors of goods and services	(77,310)	(806,668)	(36,606)	(2,911)	1,438	(922,057)
Pension obligations, current portion	(1,813)	(15,885)	(1,723)	—	—	(19,421)
Due to related parties	—	(105,439)	(170)	—	(1,334)	(106,943)
Asset retirement obligation, current portion	—	(2,001)	—	—	—	(2,001)
Deferred income taxes	—	(37,775)	—	—	—	(37,775)
Current liabilities of discontinued operations	(50,467)	(737)	—	—	(35,359)	(86,563)
Finance lease liabilities, current portion	(61)	(121,654)	(1,097)	—	(3)	(122,815)
Dividends payable	—	(3,293)	—	—	—	(3,293)

Total current liabilities	(790,968)	(2,544,961)	(193,982)	(3,238)	(60,329)	(3,593,478)

Long-term Liabilities:
Long-term debt, net of current portion	(2,530,659)	(4,522,426)	(467,132)	—	—	(7,520,217)
Pension obligations, net of current portion	(47,421)	(80,038)	(15,232)	—	—	(142,691)
Asset retirement obligation, net of current portion	(6,568)	(50,567)	—	—	—	(57,135)
Deferred income taxes	(576,892)	(497,803)	(8,124)	—	—	(1,082,819)
Finance lease liabilities, net of current portion	(10)	(295,765)	(1,110)	—	—	(296,885)
Other long-term liabilities	(306,494)	(18,120)	(113)	—	(4,738)	(329,465)

Total long-term liabilities	(3,468,044)	(5,464,719)	(491,711)	—	(4,738)	(9,429,212)

Net monetary assets (liabilities)	(3,886,716)	(7,571,230)	(600,579)	8,570	132,494	(11,917,461)

(1)	Does not include inventories, deferred costs of inventory in transit and advances issued to third parties and related parties.

The table below summarizes our debt position by currency and rate method as of December 31, 2013.

	U.S. Dollar	Ruble	Euro	Tenge	Turkish Lira	Total
	(In thousands of U.S. dollars)
Fixed-rate debt	1,266,853	3,706,255	50,187	10,416	468	5,034,179
Variable-rate debt	1,756,643	1,650,236	561,946	—	2,125	3,970,950

Total debt	3,023,496	5,356,491	612,133	10,416	2,593	9,005,129

Interest Rate Risk

Our interest rate exposure results mainly from debt obligations. As of December 31, 2013, we had $5,034.2 million in fixed-rate borrowings and $3,971.0 million in variable-rate borrowings.

We have not entered into transactions designed to hedge against interest rate risks, which may exist in connection with our current or future indebtedness. We monitor the market and assess our options for hedging interest rate risks and may enter into such arrangements in the future.

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our fixed-rate debt obligations as of December 31, 2013.

		Contractual Maturity Date as of December 31,						Annual Interest Rate (Actual at December 31, 2013)
	Currency	2014	2015	2016	2017	Thereafter	Total
		(In thousands of U.S. dollars)
Fixed-rate U.S. dollar debt:
Gazprombank	USD	—	166,667	203,705	386,779	197,651	954,802	7.5
Alfa-Bank	USD	150,000	—	—	—	—	150,000	10.9
Uralsib	USD	—	10,000	—	—	—	10,000	7.3
VEB	USD	—	—	—	33,348	—	33,348	8.0
Other	USD	111,763	5,428	796	716	—	118,703	5.1-9.0

Total		261,763	182,095	204,501	420,843	197,651	1,266,853

Fixed-rate euro debt:
Uralsib	EUR	12,366	35,724	—	—	—	48,090	6.8
Other	EUR	361	361	275	275	825	2,097	1.6-2.3

Total		12,727	36,085	275	275	825	50,187

Fixed-rate ruble debt:
Bonds	RUR	176,113	528,278	508,665	50,358	42,889	1,306,303	8.0-13.0
Gazprombank	RUR	196,761	598,576	156,882	40,331	—	992,550	9.0-11.0
Sberbank	RUR	177,460	358,221	342,028	252,884	89,619	1,220,212	10.1-14.6
VTB	RUR	23,546	15,749	20,998	20,998	10,499	91,790	9.7
EBR	RUR	28,529	28,529	14,264	—	—	71,322	11.5
Other	RUR	23,889	189	—	—	—	24,078	7.5-10.0

Total		626,298	1,529,542	1,042,837	364,571	143,007	3,706,255

Fixed-rate tenge debt:
Sberbank	KZT	10,416	—	—	—	—	10,416	9.5

Total		10,416	—	—	—	—	10,416

Fixed-rate Turkish lira debt:
Other	TRY	468	—	—	—	—	468	8.5

Total		468	—	—	—	—	468
Total debt:		911,672	1,747,722	1,247,613	785,689	341,483	5,034,179

The table below presents the principal cash flows and related range of interest rates, by contractual maturity dates, of our variable-rate debt obligations as of December 31, 2013.

		Contractual Maturity Date as of December 31,						Average Annual Interest Rate (Actual at December 31, 2013)
	Currency	2014	2015	2016	2017	Thereafter	Total
		(In thousands of U.S. dollars)
Variable-rate U.S. dollar debt:
Syndicated Loan	USD	40,158	481,903	481,903	—	—	1,003,964	5.7
Gazprombank	USD	42,000	61,111	255,198	42	—	358,351	5.5
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	USD	51,429	—	—	—	—	51,429	3.0
Fortis	USD	28,158	28,158	28,158	28,158	56,316	168,948	7.1
Sberbank	USD	—	20,000	25,000	25,000	30,000	100,000	6.3
Raiffeisenbank	USD	43,250	—	—	—	—	43,250	5.7
Other	USD	26,079	2,310	2,312	—	—	30,701	1.7-3.8
Total		231,074	593,482	792,571	53,200	86,316	1,756,643

Variable-rate euro debt:
Fortis	EUR	45,954	43,333	44,667	43,332	116,742	294,028	1.6-5.7
ING	EUR	7,839	6,840	6,840	6,840	19,485	47,844	1.6-1.9
UniCredit (formerly Bayerische Hypo-und-Vereinsbank)	EUR	13,931	18,074	9,501	8,600	17,199	67,305	2.0-4.8
VTB	EUR	44,929	—	—	—	—	44,929	5.4
Gazprombank	EUR	—	—	37,098	—	—	37,098	4.4
Raiffeisenbank	EUR	4,035	4,104	2,121	—	—	10,260	2.5
Other	EUR	15,586	11,932	10,381	10,170	12,413	60,482	1.1-5.7
Total		132,274	84,283	110,608	68,942	165,839	561,946

Variable-rate ruble debt:
VTB	RUR	207,767	492,697	379,909	379,909	189,954	1,650,236	10.6-12.1
Total		207,767	492,697	379,909	379,909	189,954	1,650,236

Variable-rate Turkish lira:
Other	TRY	2,125	—	—	—	—	2,125	9.0
Total		2,125	—	—	—	—	2,125

Total debt:		573,240	1,170,462	1,283,088	502,051	442,109	3,970,950

The carrying amounts of short-term loans approximate their fair values due to their short maturity. As of December 31, 2013, the fair value of variable and fixed rate long-term loans (based on future cash flows discounted at current long-term market rates available for corporations) was as follows:

	Carrying Value Including Interest Accrued as of December 31, 2013	Fair Value as of December 31, 2013
	(In thousands of U.S. dollars)
Russian ruble-denominated debt	4,582,365	4,262,088
U.S. dollar-denominated debt	2,545,557	2,422,450
Euro-denominated debt	470,487	402,607

Total long-term debt	7,598,409	7,087,145

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

Service	Fees (In U.S. dollars)
Issuance of preferred ADSs	Up to $	0.05 per preferred ADS
Cancellation of preferred ADSs	Up to $	0.05 per preferred ADS
Distribution of cash dividends or other cash distributions	Up to $	0.02 per preferred ADS
Distribution of preferred ADSs pursuant to (1) stock dividends, free stock distributions or (2) exercises of rights to purchase additional preferred ADSs or distribution of proceeds thereof	Up to $	0.05 per preferred ADS
Distribution of securities other than preferred ADSs or rights to purchase additional preferred ADSs or the distribution of proceeds thereof	Up to $	0.05 per preferred ADS
Preferred ADR transfer, combination or split-up fee		$1.50 per transfer
Share register inspection annual fee		$0.01 per preferred ADS
Operation and maintenance annual fee		$0.02 per preferred ADS	*

*	This fee, when combined with the fees for cash distributions, shall not exceed $0.02 per preferred ADS per year.

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

Depositary Payments for 2011, 2012 and 2013

In consideration for its appointment as depositary, DBTCA agreed to reimburse us for costs of the maintenance of our ADS programs and of ADS-programs related investor relations activities. For the years ended December 31, 2011, 2012 and 2013, DBTCA reimbursed us $4.667 million, $1.725 million and $0.881 million in regard to our common ADS-program. In 2010, DBTCA has also paid us upfront $2.494 million in regard to our 5-year preferred ADS-program.

In addition, for the years ended December 31, 2011, 2012 and 2013, DBTCA made the following payments on our behalf in relation to our ADS programs:

	Payment (In U.S. dollars) For the Year Ended December 31,
Category	2011	2012	2013
NYSE listing fees	100,459	85,197	83,140
Proxy solicitation expenses	20,000	20,000	54,925
ADS holder identification expenses	15,000	30,000	34,591
Full targeting project	20,000	—	—
Perception study	25,000	—	—
BD corporate	5,000	5,000	11,000

Total	185,459	140,197	183,656

In addition, DBTCA waived the cost of various ADR programs-related support services that it provided to us in 2013, 2012 and 2011. DBTCA had valued these services at $237,500 per annum for common ADSs when DBTCA was re-appointed in 2008 and $190,000 per annum for preferred ADSs when DBTCA was appointed in 2010. Under certain circumstances, including early termination of the appointment of DBTCA, we would be required to repay to DBTCA some or all of the payments made to us or on our behalf (including fees waived by it) since its appointment.

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

Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2013, the company’s disclosure controls and procedures were effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control — Integrated Framework” (2013). Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2013.

Ernst & Young LLC, an independent registered public accounting firm, has audited our consolidated financial statements and has also issued an attestation report on our management’s assessment of internal controls, a copy of which appears below.

(c)	Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of Mechel OAO

We have audited Mechel OAO, an open joint-stock company, and subsidiaries’ (hereinafter referred to as the “Group”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2013, of the Group and our report dated May 15, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

May 15, 2014

(d)	Remediation Activities and Changes in Internal Control over Financial Reporting

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent registered public accountants for each of the fiscal years in the three year period ended December 31, 2013, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2013 and 2012, respectively.

	Year Ended December 31,
	2013	2012
	(In thousands of U.S. dollars, net of VAT)
Audit Fees	5,098.2	6,072.9
Audit-related Fees	—	—
Tax Fees	3.9	36.2
Other Fees	—	—

Total	5,102.1	6,109.1

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required that we implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services. All audit and tax services rendered by Ernst & Young LLC in 2013 were approved by the Audit Committee before Ernst & Young LLC was engaged for such services. No services of any kind were approved pursuant to a waiver permitted pursuant to 17 CFR 210.2-01(c)(7)(i)(C).

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our shares, GDSs or ADSs in 2013.

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

PART III

Item 17. Financial Statements

See instead “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements, together with the report of Ernst & Young LLC, are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Charter of Mechel OAO (new version) registered on July 18, 2013

1.2	Amendment to Charter of Mechel OAO registered on October 24, 2013

4.1	Amendment Agreement No. 4 dated April 10, 2013 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation)

4.2	Amendment Agreement No. 5 dated February 7, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation)

4.3	Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.4	Amending Agreement No. 1 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.5	Novation Agreement No. 5593 dated December 5, 2012 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.6	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.7	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.8	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.9	Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.10	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.11	Amending Agreement No. 2 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.12	Novation Agreement No. 5594 dated March 4, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.13	Amending Agreement No. 3 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.14	Amending Agreement No. 4 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

Exhibit No.	Description

4.15	Amending Agreement No. 5 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 5594 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.16	Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.17	Novation Agreement No. 8507 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.18	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.19	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.20	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.21	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8507 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.22	Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.23	Novation Agreement No. 8508 dated October 9, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.24	Amending Agreement No. 1 dated December 27, 2012 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.25	Amending Agreement No. 2 dated August 9, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.26	Amending Agreement No. 3 dated September 27, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.27	Amending Agreement No. 4 dated December 19, 2013 to Non-Revolving Loan Facility Agreement No. 8508 dated October 9, 2012 between Southern Kuzbass Coal Company OAO and Sberbank of Russia (English translation)

4.28	Amendment and Restatement Agreement dated December 4, 2012 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent

4.29	Amendment Agreement dated December 3, 2013 made between Southern Kuzbass Coal Company Open Joint Stock Company and the Facility Agent

Exhibit No.	Description

4.30	Amendment and Restatement Agreement dated December 4, 2012 made between OJSHC Yakutugol and the Mandated Lead Arrangers, the Original Lenders, the New Lenders, the Facility Agent, the Security Agent, the Joint & Several Creditor, the Original Special Rate Providers and the Special Rate Agent

4.31	Amendment Agreement dated December 3, 2013 made between OJSHC Yakutugol and the Facility Agent

4.32	Credit Facility Agreement No. 110100/1400 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation)

4.33	Credit Facility Agreement No. 110100/1401 dated March 12, 2014 between the State Corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank)” and the Elgaugol OOO (English translation)

4.34	Amendment Agreement No. 6 dated May 14, 2014 to Facility Agreement No. 2640 dated December 27, 2010 by and between VTB Bank (open joint stock company) and Mechel OAO (English translation)

8.1	Subsidiaries of Mechel

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16	Mine Safety Disclosure

101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and 2012 (ii) Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011, (iv) Consolidated Statements of Equity for the years ended December 31, 2013, 2012 and 2011, and (vi) Notes to the Consolidated Financial Statements*

*	Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section II or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

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

MECHEL OAO

By:	/s/ OLEG V. KORZHOV
Name: Oleg V. Korzhov
Title: Chief Executive Officer

Date: May 15, 2014

CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors

Mechel OAO

We have audited the accompanying consolidated balance sheets of Mechel OAO, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 15, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

May 15, 2014

MECHEL OAO

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share amounts)

	Notes	December 31, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	4	$268,525	$293,569
Accounts receivable, net of allowance for doubtful accounts of $81,233 in 2013 and $72,614 in 2012	5	590,454	700,525
Due from related parties, net of allowance of $1,623,661 in 2013 and $919,113 in 2012	9	56,792	420,462
Inventories	6	1,376,995	1,999,936
Deferred income taxes	19	34,972	28,253
Current assets of discontinued operations	3(c)	147,521	1,883,191
Prepayments and other current assets	7	377,379	482,107

Total current assets		2,852,638	5,808,043
Long-term investments in related parties	8	7, 604	7,853
Other long-term investments	8	14,787	14,484
Property, plant and equipment, net	10	6,836,246	7,178,366
Mineral licenses, net	11	3,271,018	3,455,120
Other non-current assets	12	159,388	165,836
Deferred income taxes	19	5,066	55,080
Goodwill	3(e)	687,763	782,815
Non-current assets of discontinued operations	3(c)	—	227,706

Total assets		$13,834,510	$17,695,303

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	13	$1,484,912	$1,436,232
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services		922,057	1,005,532
Advances received		91,654	122,824
Accrued expenses and other current liabilities		359,791	331,281
Taxes and social charges payable		277,921	305,912
Unrecognized income tax benefits	19	78,332	20,202
Due to related parties	9	106,943	191,505
Asset retirement obligations, current portion	15	2,001	4,928
Deferred income taxes	19	37,775	38,485
Current liabilities of discontinued operations	3(c)	86,563	429,049
Pension obligations, current portion	16	19,421	19,155
Dividends payable		3,293	3,086
Finance lease liabilities, current portion	17	122,815	132,071

Total current liabilities		3,593,478	4,040,262
Long-term debt, net of current portion	13	7,520,217	7,921,655
Asset retirement obligations, net of current portion	15	57,135	43,792
Pension obligations, net of current portion	16	142,691	166,831
Deferred income taxes	19	1,082,819	1,218,945
Finance lease liabilities, net of current portion	17	296,885	347,700
Due to related parties	9	21	—
Long-term liabilities of discontinued operations	3(c)	—	47,487
Commitments and contingencies	25
Other long-term liabilities		329,444	368,974

EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2013 and 2012)	18	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2013 and 2012)	18	25,314	25,314
Additional paid-in capital		834,118	845,215
Accumulated other comprehensive loss		(47,601)	(326,933)
(Accumulated deficit) retained earnings		(427,863)	2,500,278

Equity attributable to shareholders of Mechel OAO		517,475	3,177,381

Noncontrolling interests	3(f)	294,345	362,276

Total equity		811,820	3,539,657

Total liabilities and equity		$13,834,510	$17,695,303

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2013	2012	2011
Revenue, net (including related party amounts of $237,071, $738,317 and $882,877 during 2013, 2012 and 2011, respectively)	24	$8,576,431	$10,630,932	$12,287,327
Cost of goods sold (including related party amounts of $594,421, $844,214 and $1,612,001 during 2013, 2012 and 2011, respectively)		(5,962,744)	(7,323,467)	(8,010,254)

Gross profit	24	2,613,687	3,307,465	4,277,073

Selling, distribution and operating expenses:
Selling and distribution expenses		(1,725,305)	(1,714,027)	(1,705,674)
Taxes other than income tax	20	(128,659)	(118,673)	(94,609)
Accretion expense	15	(5,014)	(4,369)	(5,897)
Loss on write-off of property, plant and equipment	10	(17,829)	(10,048)	(10,635)
Impairment of goodwill and long-lived assets	23	(38,310)	(402,355)	—
Provision for amounts due from related parties	9	(714,181)	(919,113)	—
Provision (recovery of provision) for doubtful accounts		(9,655)	(26,846)	1,227
General, administrative and other operating expenses, net	21	(503,835)	(534,763)	(583,244)

Total selling, distribution and operating expenses, net		(3,142,788)	(3,730,194)	(2,398,832)

Operating (loss) income		(529,101)	(422,729)	1,878,241

Other income and (expense):
Income from equity investments	8	3,589	475	304
Interest income		7,339	70,456	16,780
Interest expense		(742,042)	(652,665)	(551,302)
Foreign exchange gain (loss)		(164,691)	108,830	(141,957)
Other (expenses) income, net	22	(85,848)	29,432	(4,381)

Total other income and (expense), net		(981,653)	(443,472)	(680,556)

(Loss) income from continuing operations, before income tax	19	(1,510,754)	(866,201)	1,197,685
Income tax expense	19	(53,642)	(192,845)	(366,212)

Net (loss) income from continuing operations		(1,564,396)	(1,059,046)	831,473
Loss from discontinued operations, net of income tax	3(c)	(1,358,571)	(605,839)	(28,026)

Net (loss) income		(2,922,967)	(1,664,885)	803,447
Less: Net (income) loss attributable to noncontrolling interests	3(f)	(5,047)	317	(75,562)

Net (loss) income attributable to shareholders of Mechel OAO		(2,928,014)	(1,664,568)	727,885

Less: Dividends on preferred shares	18	(127)	(79,056)	(78,281)

Net (loss) income attributable to common shareholders of Mechel OAO		$(2,928,141)	$(1,743,624)	$649,604

Net (loss) income		$(2,922,967)	$(1,664,885)	$803,447
Currency translation adjustment		(96,848)	70,893	(170,794)

Transfer of currency translation adjustment due to disposal of subsidiaries		340,014	—	—
Change in pension benefit obligation		8,244	(17,778)	(7,160)
Adjustment of available-for-sale securities		2,171	(300)	(2,245)

Comprehensive (loss) income		(2,669,386)	(1,612,070)	623,248

Comprehensive loss (income) attributable to noncontrolling interests		20,704	(22,851)	(50,527)

Comprehensive (loss) income attributable to shareholders of Mechel OAO		$(2,648,682)	$(1,634,921)	$572,721

Basic and diluted (loss) earnings per share:
(Loss) earnings per share from continuing operations	18	$(3.77)	$(2.79)	$1.63
Loss per share effect from discontinued operations		(3.26)	(1.40)	(0.07)

Net (loss) earnings per share	18	$(7.03)	$(4.19)	$1.56

Weighted average number of shares outstanding	18	416,270,745	416,270,745	416,270,745

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2013	2012	2011
Cash Flows from Operating Activities
Net (loss) income from continuing operations		(1,564,396)	(1,059,046)	831,473
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities:
Depreciation		393,693	382,698	341,888
Depletion and amortization		83,267	92,767	129,270
Foreign exchange loss (gain)		164,691	(108,830)	141,957
Deferred income taxes	19	(55,236)	(47,719)	19,354
Provision (recovery of provision) for doubtful accounts		9,655	26,846	(1,227)
Change in inventory reserves	6	(3,368)	31,865	20,199
Accretion expense	15	5,014	4,369	5,897
Loss on write-off of property, plant and equipment	10	17,829	10,048	10,635
Income from equity investments	8	(3,589)	(475)	(304)
Impairment of goodwill and long-lived assets	23	38,310	402,355	—
Provision for amounts due from related parties	9	714,181	919,113	—
Non-cash interest on pension liabilities	16	10,552	10,598	13,333
Loss (gain) on sale of property, plant and equipment		2,245	(6,569)	(7,566)
Change in asset retirement obligations		(7,123)	(4,439)	(5,833)
Gain on accounts payable with expired legal term	22	(1,737)	(3,158)	(5,338)
Loss on disposal of subsidiaries	22	76,814	—	—
Gain on forgiveness of fines and penalties	22	(2,550)	(2,777)	(47)

Amortization of loan origination fee		51,017	50,211	52,014
Loss resulting from accretion and remeasurement of contingent liability	14	2,053	1,906	1,760
Pension benefit plan curtailment gain	16	(1,560)	(1,360)	(38,711)
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	16	4,257	4,010	5,021
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable		59,690	46,879	(321,082)
Inventories		507,083	577,120	(803,760)
Trade payable to vendors of goods and services		92,285	71,507	251,078
Advances received		(27,371)	(56,538)	(62,995)
Accrued taxes and other liabilities		90,768	20,281	25,246
Settlements with related parties		(484,359)	(179,298)	345,932
Other current assets		29,649	57,980	(40,343)
Dividends received		—	25,956	—
Unrecognized income tax benefits		61,230	17,598	(2,285)
Net operating cash flows of discontinued operations		60,538	29,733	(22,674)

Net cash provided by operating activities		323,532	1,313,631	882,892

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired		(66,049)	(32,810)	(70,044)
Acquisition of Cognor, less cash acquired	3(a)	—	(24,172)	—
Acquisition of Lomprom Rostov, less cash acquired	3(b)	—	(24)	—

Continued on next page

MECHEL OAO

Consolidated Statements of Cash Flows (continued)

(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2013	2012	2011
continued from previous page
Acquisition of Port Vanino		(662,911)	—	—

Disposal of Port Vanino		664,006	—	—
Advance payment received in association with sale of TPP Rousse shares		—	2,640	—
Acquisition of other subsidiaries, less cash acquired		894	—	(5,643)
Capital contribution in affiliates		—	—	(571)
Proceeds from disposal of investments in affiliates		—	2,998	6
Proceeds from disposal of securities		1,111	—	—
Short-term loans issued and other investments		(1,524)	(4,447)	(1,089,850)
Proceeds from disposal of TPP Rousse, less cash disposed of		27,506	—	—
Proceeds from disposal of Oriel, less cash disposed of		414,197	—	—
Cash of other subsidiaries, disposed of, less proceeds from disposal		(731)	—	—
Proceeds from short-term loans issued		7,328	217,786	353,620
Proceeds from disposals of property, plant and equipment		15,366	22,602	20,273
Prepayment for the participation in auction		—	—	(7,869)
Purchases of mineral licenses and other related payments		(2,238)	(6,079)	(23,088)
Purchases of property, plant and equipment		(555,864)	(956,263)	(1,761,280)
Net investing cash flows of discontinued operations		(20,680)	(61,368)	(33,786)

Net cash used in investing activities		(179,589)	(839,137)	(2,618,232)

Cash Flows from Financing Activities
Proceeds from borrowings		2,962,143	3,951,043	5,891,730
Repayment of borrowings		(2,945,494)	(4,199,765)	(3,530,275)
Dividends paid		(222)	(186,443)	(210,233)
Dividends paid to noncontrolling interest		(7,496)	(29,054)	—
Acquisition of noncontrolling interest in subsidiaries	3(f)	(45,536)	(632)	(283)
Repayment of obligations under finance lease		(140,821)	(149,237)	(99,269)
Sale leaseback proceeds		74,340	3,143	35,049
Net financing cash flows of discontinued operations		(58,985)	(181,061)	(7,685)

Net cash (used in) provided by financing activities		(162,071)	(792,006)	2,079,034

Effect of exchange rate changes on cash and cash equivalents		(5,328)	(27,874)	(41,115)

Net (decrease) increase in cash and cash equivalents		(23,456)	(345,386)	302,579
Cash and cash equivalents at beginning of period	4	297,993	643,379	340,800

Cash and cash equivalents at end of period	4	$274,537	$297,993	$643,379

Supplementary Cash Flow Information
Interest paid, net of amount capitalized		$642,546	$548,858	$531,527
Income taxes paid		$57,741	$212,962	$529,844

Non-cash Activities
Acquisition of equipment under finance lease		$53,163	$131,846	$427,000

See accompanying notes to consolidated financial statements

MECHEL OAO

Consolidated Statements of Equity

(in thousands of US dollars, except share numbers)		Common shares		Preferred shares		Additional paid-in capital	Accumula- ted other comprehen- sive (loss) income	Retained earnings (accumulated deficit)	Equity attributable to share-holders of Mechel OAO	Noncon- trolling interests	Total equity
	Notes	Shares	Amount	Shares	Amount
Balance at December 31, 2010		416,270,745	$133,507	83,254,149	$25,314	$847,137	$(201,416)	$3,826,519	$4,631,061	$319,950	$4,951,011

Net income		—	—	—	—	—	—	727,885	727,885	75,562	803,447
Dividends declared to shareholders of Mechel OAO	18	—	—	—	—	—	—	(208,650)	(208,650)	—	(208,650)
Cumulative translation adjustment		—	—	—	—	—	(145,759)	—	(145,759)	(25,035)	(170,794)
Adjustment of available-for-sale securities		—	—	—	—	—	(2,245)	—	(2,245)	—	(2,245)
Change in pension benefit obligation		—	—	—	—	—	(7,160)	—	(7,160)	—	(7,160)
Acquisitions of noncontrolling interests	3(f)	—	—	—	—	(1,143)	—	—	(1,143)	860	(283)

Balance at December 31, 2011		416,270,745	$133,507	83,254,149	$25,314	$845,994	$(356,580)	$4,345,754	$4,993,989	$371,337	$5,365,326

Net loss		—	—	—	—	—	—	(1,664,568)	(1,664,568)	(317)	(1,664,885)
Dividends declared to shareholders of Mechel OAO	18	—	—	—	—	—	—	(180,908)	(180,908)	—	(180,908)
Dividends declared to noncontrolling interest		—	—	—	—	—	—	—	—	(32,113)	(32,113)
Cumulative translation adjustment		—	—	—	—	—	47,725	—	47,725	23,168	70,893
Adjustment of available-for-sale securities		—	—	—	—	—	(300)	—	(300)	—	(300)
Change in pension benefit obligation		—	—	—	—	—	(17,778)	—	(17,778)	—	(17,778)
Acquisitions of noncontrolling interests and effect of changes in ownership of subsidiaries within the Group	3(f)	—	—	—	—	(779)	—	—	(779)	201	(578)

Balance at December 31, 2012		416,270,745	$133,507	83,254,149	$25,314	$845,215	$(326,933)	$2,500,278	$3,177,381	$362,276	$3,539,657

Net (loss) income		—	—	—	—	—	—	(2,928,014)	(2,928,014)	5,047	(2,922,967)
Dividends declared to shareholders of Mechel OAO	18	—	—	—	—	—	—	(127)	(127)	—	(127)
Dividends declared to noncontrolling interest		—	—	—	—	—	—	—	—	(8,876)	(8,876)
Disposal of subsidiaries		—	—	—	—	—	—	—	—	37,729	37,729
Transfer of currency translation adjustment due to disposal of subsidiaries		—	—	—	—	—	340,014	—	340,014	—	340,014
Cumulative translation adjustment		—	—	—	—	—	(71,097)	—	(71,097)	(25,751)	(96,848)
Adjustment of available-for-sale securities		—	—	—	—	—	2,171	—	2,171	—	2,171
Change in pension benefit obligation		—	—	—	—	—	8,244	—	8,244	—	8,244
Acquisitions of noncontrolling interests and effect of changes in ownership of subsidiaries within the Group	3(f)	—	—	—	—	(11,097)	—	—	(11,097)	(76,080)	(87,177)

Balance at December 31, 2013		416,270,745	$133,507	83,254,149	$25,314	$834,118	$(47,601)	$(427,863)	$517,475	$294,345	$811,820

See accompanying notes to consolidated financial statements

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

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

Name of subsidiary	Registered in	Core business	Date control acquired/ date of incorporation (*)	Interest in voting stock held by the Group at December 31,
				2013	2012	2011
Mechel International Holdings GmBH (MIH)[1]	Switzerland	Holding and trading	July 1, 1995	100.0%	100.0%	100.0%
Mechel Metal Supply AG (MMS)[2]	Liechtenstein	Trading	Oct 30, 2000	—	—	100.0%
Mechel Trading House (MTH)	Russia	Trading	June 23, 1997	100.0%	100.0%	100.0%
Southern Kuzbass Coal Company (SKCC)	Russia	Coal mining	Jan 21, 1999	96.6%	96.6%	96.6%
Tomusinsk Open Pit Mine (TOPM)	Russia	Coal mining	Jan 21, 1999	74.7%	74.5%	74.5%
Chelyabinsk Metallurgical Plant (CMP)	Russia	Steel products	Dec 27, 2001	94.2%	94.2%	94.2%
Southern Urals Nickel Plant (SUNP)	Russia	Nickel	Dec 27, 2001	84.1%	84.1%	84.1%
Vyartsilya Metal Products Plant (VMPP)	Russia	Steel products	May 24, 2002	93.3%	93.3%	93.3%
Beloretsk Metallurgical Plant (BMP)	Russia	Steel products	June 14, 2002	91.5%	91.5%	91.4%
Mechel Targoviste S.A.[3]	Romania	Steel products	Aug 28, 2002	—	86.6%	86.6%
Ural Stampings Plant (USP)	Russia	Steel products	April 24, 2003	93.8%	93.8%	93.8%
Korshunov Mining Plant (KMP)	Russia	Iron ore mining	Oct 16, 2003	90.0%	85.6%	85.6%
Mechel Campia Turzii S.A.[3]	Romania	Steel products	June 20, 2003	—	86.6%	86.6%
Mechel Nemunas (MN)	Lithuania	Steel products	Oct 15, 2003	100.0%	100.0%	100.0%
Mechel Energo	Russia	Power trading	Feb 3, 2004	100.0%	100.0%	100.0%
Port Posiet	Russia	Transportation	Feb 11, 2004	97.1%	97.1%	97.1%
Kaslinsky Architectural Art Casting Plant	Russia	Steel products	April 14, 2004	100.0%	100.0%	100.0%
Izhstal	Russia	Steel products	May 14, 2004	90.0%	90.0%	88.4%
Port Kambarka	Russia	Transportation	April 27, 2005	90.4%	90.4%	90.4%
Mechel Service	Russia	Trading	May 5, 2005	100.0%	100.0%	100.0%
Mechel Trading Ltd.	Switzerland	Trading	Dec 20, 2005	100.0%	100.0%	100.0%

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Name of subsidiary	Registered in	Core business	Date control acquired/ date of incorporation (*)	Interest in voting stock held by the Group at December 31,
				2013	2012	2011
Metals Recycling	Russia	Scrap collecting	March 14, 2006	100.0%	100.0%	100.0%
Moscow Coke and Gas Plant (Moskoks)	Russia	Coke production	Oct 4, 2006	99.5%	99.5%	99.5%
Southern Kuzbass Power Plant (SKPP)	Russia	Power generation	April 19, 2007	98.3%	98.3%	98.3%
Kuzbass Power Sales Company (KPSC)	Russia	Power sales	June 30, 2007	72.1%	72.1%	72.1%
Bratsk Ferroalloy Plant (BFP)	Russia	Ferroalloy production	Aug 6, 2007	100.0%	100.0%	100.0%
Yakutugol	Russia	Coal mining	Oct 19, 2007	100.0%	100.0%	100.0%
Mechel-Carbon	Switzerland	Trading	April 2, 2008	100.0%	100.0%	100.0%
Ductil Steel S.A. (Ductil Steel)[3]	Romania	Steel products	April 8, 2008	—	100.0%	100.0%
Oriel Resources Ltd. (Oriel)	Great Britain	Holding	Apr 17, 2008	100.0%	100.0%	100.0%
Tikhvin Ferroalloy Plant (TFP)[4]	Russia	Ferrochrome production	Apr 17, 2008	—	100.0%	100.0%
Voskhod Mining Plant[5]	Kazakhstan	Chrome mining	Apr 17, 2008	—	100.0%	100.0%
Mechel Mining OAO[6]	Russia	Holding	April 18, 2008	100%[6]	98.69%	98.69%
HBL Holding GmbH (HBL)	Germany	Trading	Sept 26, 2008	100.0%	100.0%	100.0%
Mechel Remservice	Russia	Repairs	Feb 9, 2009	100.0%	100.0%	100.0%
The BCG Companies	USA	Coal mining	May 7, 2009	100.0%	100.0%	100.0%
Laminorul S.A.[3]	Romania	Steel products	Feb 25, 2010	—	90.9%	90.9%
Ramateks	Turkey	Trading	June 18, 2010	100.0%	100.0%	100.0%
Toplofikatsia Rousse (TPP Rousse)[7]	Bulgaria	Power generation	Dec 9, 2010	—	100.0%	100.0%
Mechel Mining Trading House	Russia	Trading	May 19, 2011	100.0%	100.0%	100.0%
Invicta Merchant Bar[8]	Great Britain	Steel products	Aug 22, 2011	—	100.0%	100.0%
Donetsk Electrometallurgical Plant (DEMP)	Ukraine	Steel products	Dec 22, 2011	100.0%	100.0%	100.0%
Cognor Stahlhandel GmBH (Cognor)	Austria	Trading	Sept 25, 2012	100.0%	100.0%	—
Lomprom Rostov[9]	Russia	Scrap processing	Nov 22, 2012	—	100.0%	—

*	Date, when a control interest was acquired or a new company established by either the Group or Controlling Shareholders.
1	Formerly — Mechel Trading AG (MT). Renamed on December 20, 2005.
2	Mechel Metal Supply Limited (MMS) was liquidated on December 17, 2012.
3	Mechel Targoviste S.A., Mechel Campia Turzii S.A., Ductil Steel S.A. and Laminorul S.A. were disposed of on February 15, 2013.
4	Tikhvin Ferroalloy Plant was disposed of on December 27, 2013.
5	Voskhod Mining Plant, which includes Voskhod-Oriel, Voskhod-Chrome and Voskhod-Trading, was disposed of on December 27, 2013.
6	Interest in voting stock of Mechel Mining OAO is 99.999995% as of December 31, 2013.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

7	Toplofikatsia Rousse was disposed of on July 5, 2013.
8	Invicta Merchant Bar was disposed of on July 18, 2013.
9	Lomprom Rostov was disposed of on July 17, 2013.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Noncontrolling interests in the net assets and net results of consolidated subsidiaries are shown under the “Noncontrolling interests” and “Net income (loss) attributable to noncontrolling interests” lines in the accompanying consolidated balance sheets and statements of operations and comprehensive income (loss), respectively. Losses attributable to the Group and the noncontrolling interests in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable the Group and the noncontrolling interests, are to be attributed to those interests. That is, the noncontrolling interests continue to be attributed to its share of losses even if that attribution results in a deficit noncontrolling interest balance.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

Property, plant and equipment is recorded at cost less accumulated depletion and depreciation. Property, plant and equipment acquired in business combinations are initially recorded at their respective fair values as determined by independent appraisers in accordance with the requirements of ASC 805. In the reporting periods ending before January 1, 2009, for the purpose of determining the carrying amounts of the property, plant and equipment pertaining to interests of noncontrolling shareholders in business combinations when less than a 100% interest is acquired, the Group used appraised fair values as of the acquisition dates in the absence of reliable and accurate historical cost bases for property, plant and equipment, which represented a departure from the U.S. GAAP effective before January 1, 2009. The portion of noncontrolling interest not related to property, plant and equipment was determined based on the historical cost of those assets and liabilities. As of December 31, 2013 and 2012, the depreciated appraised values of property, plant, and equipment pertaining to noncontrolling shareholders approximate their depreciated historical cost.

(i)	Mining assets and processing plant and equipment

Mineral exploration costs incurred prior to establishing proven and probable reserves for a given property and costs of identifying and upgrading additional mineral resources to reserve status for mineral projects in the development and production stages are expensed as incurred. Proven and probable reserves are established based on independent feasibility studies and appraisals performed by mining engineers. Reserves are defined as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are defined as reserves, for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are defined as reserves, for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Accordingly, the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Mining assets and processing plant and equipment are those assets, including construction in progress, which are intended to be used only for the needs of a certain mine or field, and upon full extraction after exhausting of the reserves of such mine or the field, these assets cannot be further used for any other purpose without a capital reconstruction. When mining assets and processing plant and equipment are placed in production, the applicable capitalized costs, including mine development costs, are depleted using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term for mining assets related to the mineral licenses acquired prior to August 22, 2004 (Note 2(k)), or the estimated lives of the mines for mining assets related to the mineral licenses acquired after that date. As fully described in Note 2(k), effective January 1, 2011, the Group changed its estimate of the useful lives of the mineral licenses acquired before August 22, 2004 to be based on proven and probable reserves of the mine. The unit-of-production method is used for the underground mine development structure costs as their useful lives coincide with the estimated lives of mines, provided that all repairs and maintenance are timely carried out.

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

The costs of planned major maintenance activities are recorded as the costs are actually incurred and are not accrued in advance of the planned maintenance. Costs for activities that lead to the prolongation of useful life or to expanded future use capabilities of an asset are capitalized. Maintenance and repair costs are expensed as incurred. We expensed $82,253, $98,122 and $104,557 of repair and maintenance costs during the period ended December 31, 2013, 2012 and 2011, respectively. These amounts represent the cost of third parties repair and maintenance services. Repair and maintenance costs carried out internally are accounted for as expense according to the nature of cost elements, including cost of labour and related social taxes, spare parts, auxiliary materials, energy and other expense.

Property, plant and equipment are depreciated using the straight-line method. Upon sale or retirement, the acquisition or production cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

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

The mineral licenses are recorded at their fair values at the date of acquisition, based on the appraised fair value. Fair value of the mineral licenses acquired prior to August 22, 2004 (the date of change in the Russian Subsoil Law that makes license extensions through the end of the estimated proven and probable reserve period reasonably assured) is based on independent mining engineer appraisals for proven and probable reserves during the license term. Before 2011, such mineral licenses were amortized using the units-of-production method over the shorter of the license term or the estimated proven and probable reserve depletion period. Effective January 1, 2011, the Group changed its estimate of the useful lives of the mineral licenses acquired before August 22, 2004 to be based on proven and probable reserves of the mine. The change was applied prospectively and had no significant impact on the consolidated results of the Group’s operations. The effect of this change in estimate was to reduce depletion expense for the year ended December 31, 2011 by $17,323 and increase income from continuing operations, net of taxes, by $13,858 or $0.00003 per common share.

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

The Group established a policy, according to which the Group would engage independent mining engineers to review its proven and probable reserves approximately every three years unless circumstances or additional factors warrant an additional analysis. This policy does not change the Group’s approach to the measurement of proven and probable reserves as of their acquisition dates as part of business combinations that continue to involve independent mining engineers. The Group’s proven and probable reserve estimates as of the reporting date were made by internal mining engineers and the majority of the assumptions underlying these estimates had been previously reviewed and verified by independent mining engineers.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

If the estimated future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and impairment charge is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to their fair value.

Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. For assets and groups of assets relating to and including the licenses to use mineral reserves, future cash flows include estimates of recoverable minerals that will be obtained from proven and probable reserves and estimated value beyond proven and probable mineral reserves, mineral prices (considering current and historical prices, price trends and other related factors), production levels, capital and reclamation costs, all based on the life of mine models prepared by the Group’s engineers. The Group’s reporting units with goodwill allocated for the testing purposes represent single entities with one component of business in each case. As of December 31, 2013, the Group had the following number of reporting units by segments with goodwill allocated for testing purposes: Steel – 3, Mining – 5, Power – 2 and Ferroalloy – 1. Estimated future cash flows are based on the Group’s assumptions and are subject to risk and uncertainty that are considered in the discount rate applied in the goodwill impairment testing.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

impact the collectibility of accounts of each individual subsidiary. Accounts receivable, which are considered non-recoverable (those aged over three years or due from bankrupt entities) are written-off against allowance or charged off to operating expenses (if no allowance was created in previous periods).

The Group’s standard credit terms vary from 30 to 60 days. The Group also extends the credit terms to its related party customers from 2 up to 365 days. The Group monitors collectibility of accounts receivable, including those from its related parties, on an ongoing basis primarily through review of the accounts receivable aging to determine whether accounts receivable are a concern.

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

In 2011, the total rate of social contributions was 34%: contributions to the Russian Pension Fund in the amount of 26% of the annual gross salary of each employee, contributions to the Fund of Obligatory Medical Insurance in the amount of 5.1%, and contributions to the Social Insurance Fund in the amount of 2.9%. These rates were applied to the part of the annual gross salary below 463 thousand Russian rubles (approximately $15.8) for each employee and 0% thereafter. Annual gross salaries exceeding that amount were non-taxable.

In 2012, the contributions to the Russian Pension Fund were reduced to 22%, while rates for the Fund of Obligatory Medical Insurance and the Social Insurance Fund remained the same. These tariffs were applied to the part of annual gross salary below 512 thousand Russian rubles (approximately $16.9), and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

In 2013, the rates of social contributions remained at the same level as in 2012. These rates were applied to the portion of annual gross salary below 568 thousand Russian rubles (approximately $17.8), and 10% are additionally charged to the Pension Fund on the exceeding amount thereafter.

Contributions to the Russian pension fund for the years ended December 31, 2013, 2012 and 2011 were $192,820, $176,912 and $210,004, respectively.

The BCG Companies contribute to multiemployer defined benefit pension plans sponsored by the United Mine Workers of America (“UMWA”) labor union. The amount of contributions to the UMWA, which is based on the number of employees, a specified rate and the total number of employee hours worked for the years ended December 31, 2013, 2012 and 2011 was $1,967, $2,709 and $3,900, respectively.

In addition, the Group has a number of defined benefit pension plans that cover the majority of production employees. Benefits under these plans are primarily based upon years of service and average earnings. The

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

For unfunded plans, the Group recognizes a pension liability, which is equal to the projected benefit obligation. For funded plans, the Group offsets the fair value of the plan assets with the projected benefit obligations and recognizes the net amount of pension liability. The market value of plan assets is measured at each reporting date.

The Group’s U.S. subsidiaries adopted FASB ASC 715, “Compensation — Retirement Benefits” (“ASC 715”), and use the Projected Unit Credit method of accounting for post-retirement health care benefits, which is intended to match revenues with expenses and attributes an equal amount of an employee’s projected benefit to each year from date of plan entry to the date that the employee is first eligible to retire with full benefits. The actuarially estimated accumulated postretirement benefit obligation (“APBO”) represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of estimated benefits payable to active employees upon retirement (Note 16).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

In the Power segment (Note 24), revenue is recognized based on unit of power measure (kilowatts) delivered to customers, since at that point revenue recognition criteria are met. The billings are usually done on a monthly basis, several days after each month end.

(u)	Advertising costs

Advertising costs are expensed as incurred. During the years ended December 31, 2013, 2012 and 2011, the amounts of advertising costs were insignificant.

(v)	Shipping and handling costs

The Group classifies all amounts billed to customers in a sale transaction and related to shipping and handling as part of sales revenue and all related shipping and handling costs as selling and distribution expenses. These costs totaled $1,123,574 $1,153,471 and $1,120,581 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

ASC 740 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2013 and 2012, the Group included accruals for unrecognized income tax benefits totaling $78,332 and $20,202, including interest and penalties of $13,789 and $3,499, as a component of accrued liabilities, respectively. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(x)	Comprehensive income

FASB ASC 220, “Comprehensive Income” (“ASC 220”), requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities and on derivative financial instruments, as well as pension liabilities not recognized as net periodic pension cost. For the years ended December 31, 2013, 2012 and 2011, in addition to net income, total comprehensive income included the effect of translation of the financial statements denominated in currencies other than the reporting currency (in accordance with ASC 830), changes in the carrying values of available-for-sale securities, and change in pension benefit obligation subsequent to the adoption of the ASC 715. In accordance with ASC 715, the Group recognizes actuarial gains and losses, prior service costs and credits and transition assets or obligations (the full surplus or deficit in their plans) in the balance sheet. As of December 31, 2013 and 2012, the amount of comprehensive income included the effect of curtailment and actuarial gains and losses.

Accumulated other comprehensive loss is comprised of the following components:

	December 31, 2013	December 31, 2012	December 31, 2011
Cumulative currency translation adjustment	(68,784)	(337,701)	(385,426)
Unrealized losses on available-for-sale securities	(1,309)	(3,480)	(3,180)
Pension adjustments, net of related income taxes of $6,718 in 2013, $7,918 in 2012 and $7,276 in 2011	22,492	14,248	32,026

Total accumulated other comprehensive loss	(47,601)	(326,933)	(356,580)

(y)	Stock-based compensation

The Group applies the fair-value method of accounting for employee stock-compensation costs as outlined in FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). During the years ended December 31, 2013, 2012 and 2011, the Group did not enter in any employee stock-compensation arrangements.

(z)	Segment reporting

According to FASB ASC 280, “Segment Reporting” (“ASC 280”), segment reporting follows the internal organizational and reporting structure of the Group. The Group’s operations are presented in four business segments as follows:

•	Steel segment, comprising production and sales of semi-finished steel products, carbon and specialty long products, carbon and stainless flat products, value-added downstream metal products, including forgings, stampings, and hardware;

•	Mining segment, comprising production and sales of coal (coking and steam) and middlings, coke and chemical products, and iron ore, which supplies raw materials to the Steel, Ferroalloy and Power segments and also sells substantial amounts of raw materials to third parties;

•	Power segment, comprising generation and sales of electricity and heat power, which supplies electricity and heat power to the Steel, Ferroalloy and Mining segments and also sells a portion of electricity and heat power to third parties;

•	Ferroalloy segment, comprising production and sales of ferrosilicon, which supplies raw materials to the Steel segment and also sells substantial amounts of raw materials to third parties.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(aa)	Financial instruments

The carrying amount of the Group’s financial instruments, which include cash equivalents, marketable securities, non-marketable debt securities, cost method investments, accounts receivable and accounts payable, and short-term borrowings approximates their fair value as of December 31, 2013 and 2012. For long-term borrowings, the difference between fair value and carrying value is shown in Note 14. The Group, using available market information and appropriate valuation methodologies, such as discounted cash flows, has determined the estimated fair values of financial instruments. Since different entities are located and operate in different regions of Russia and elsewhere with different business and financial market characteristics, there are generally very limited or no comparable market values available to assess the fair value of the Group’s debt and other financial instruments. The cost method investments are shares of Russian companies that are not publicly traded and their market value is not available. It is not practicable for the Group to estimate the fair value of these investments, for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation would be excessive considering the materiality of the instruments to the Group. Therefore, such investments are recorded at cost (Note 8).

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(dd)	Derivative instruments and hedging activities

The Group recognizes its derivative instruments as either assets or liabilities at fair value in accordance with FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge and further, on the type of hedging relationship. For the years ended December 31, 2013, 2012 and 2011, the Group did not have any derivatives designated as hedging instruments. Therefore, any gain or loss on a derivative instrument held by the Group is recognized currently in income.

The cross currency swap agreement involves the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. For the years ended December 31, 2013, 2012 and 2011, a gain of $1,791, a gain of $6,527 and loss of $20,784, respectively, related to the change in the fair value of the cross currency swap was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). There were no foreign currency forward and options contracts outstanding as of December 31, 2013, 2012 and 2011.

The cross currency option creates an embedded derivative, which should be measured at fair value, bifurcated at inception from the host agreement and recorded as a liability. When the underlying achieves the barrier value, the liability under the host contract converts into cross-currency at a pre-determined strike exchange rate and a modified interest rate. The fair value of the option is estimated using modified Black-Scholes model for barrier options. The liability under the host contract is recorded at amortized value, and the interest is accrued using effective interest rate. For the years ended December 31, 2013 and 2012, a gain of $20,682 and $20,276, related to the change in the fair value of the option was included in the net foreign exchange gain (loss) in the accompanying consolidated statements of operations and comprehensive income (loss). There were no such gains or losses related to the change in the fair value of derivative instruments during the year ended December 31, 2011.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

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

The following table presents the exchange rates for the functional and operating currencies at various subsidiaries, other than the reporting currency:

	At May 15,	Year end rates* at December 31,			Average exchange rates* for the years ended December 31,
Currency	2014	2013	2012	2011	2013	2012	2011
Russian ruble	34.71	32.73	30.37	32.20	31.85	31.09	29.39
Euro	0.73	0.73	0.76	0.77	0.75	0.78	0.72
Romanian lei	3.25	3.26	3.36	3.34	3.33	3.47	3.05
Kazakh tenge	182.05	153.61	150.74	148.40	152.14	149.11	146.62
Bulgarian lev	1.43	1.42	1.48	1.51	1.47	1.52	1.41
Turkish lira	2.07	2.14	1.79	1.91	1.90	1.80	1.67
Ukrainian hryvnia	11.76	7.99	7.99	7.99	7.99	7.99	7.97
(*) Exchange rates shown in local currency units for one U.S. dollar

The majority of the balances and operations not already denominated in the reporting currency were denominated in the Russian ruble, euro and Romanian lei.

The Russian ruble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia (“CBR”) and are generally considered to be a reasonable approximation of market rates.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(gg)	Discontinued operations

FASB ASC 205 “Discontinued operations” (“ASC 205”) sets forth the financial accounting and reporting requirements for discontinued operations of a component of an entity. A “component of an entity” comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable or an operating segment, a reporting unit, a subsidiary, or an asset group.

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

(hh)	Recently issued accounting pronouncements

Liquidation Basis of Accounting

In April 2013, the FASB issued Accounting Standards Update (“ASU”) ASU 2013-07, “Liquidation Basis of Accounting” (“ASU 2013-07”), which provides entities with the guidance when an entity should apply the liquidation basis of accounting. The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. If a plan for liquidation was specified in the entity’s governing documents from the entity’s inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity’s inception.

The amendments require to present relevant information about an entity’s expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. The entity should include in its presentation of assets any items it had not previously recognized under U.S. GAAP but that it expects to either sell in liquidation or use in settling liabilities (for example, trademarks).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

An entity should recognize and measure its liabilities in accordance with U.S. GAAP that otherwise applies to those liabilities. The entity should not anticipate that it will be legally released from being the primary obligor under those liabilities, either judicially or by creditor(s). The entity also is required to accrue and separately present the costs that it expects to incur and the income that it expects to earn during the expected duration of the liquidation, including any costs associated with sale or settlement of those assets and liabilities.

Additionally, the amendments require disclosures about an entity’s plan for liquidation, the methods and significant assumptions used to measure assets and liabilities, the type and amount of costs and income accrued, and the expected duration of the liquidation process.

ASU 2013-07 is effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The adoption of ASU 2013-07 is not expected to have a material impact on the Group’s consolidated financial statements.

Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes

In July 2013, the FASB issued ASU 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes” (“ASU 2013-10”), which permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, in addition to the interest rates on direct Treasury obligations of the US government (“UST”) and the London Interbank Offered Rate (“LIBOR”). The amendments also remove the restriction on using different benchmark rates for similar hedges.

ASU 2013-10 is effective for qualifying new or re-designated hedging relationships entered into on or after July 17, 2013. The adoption of ASU 2013-10 is not expected to have a material impact on the Group’s consolidated financial statements.

Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

In July 2013, FASB issued ASU 2013-11, “Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”), an amendment to ASC 740. This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

ASU 2013-11 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on the Group’s consolidated financial statements.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Presentation of Financial Statements and Property, Plant, and Equipment

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment” (“ASU 2014-08”), which includes amendments that change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations in accordance with ASC 205 and ASC 360. Under the guidance in ASU 2014-08, only disposals representing a strategic shift in operations — that is, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

Additionally, the amendments in ASU 2014-08 require expanded disclosures, for each comparative period, about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The provisions in ASU 2014-08 also require an entity to disclose the pretax profit or loss of an individually significant component of an entity that does not qualify for discontinued operations reporting.

ASU 2014-08 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. An entity should not apply the amendments to a component of an entity, or a business, that is classified as held for sale before the effective date even if the component of an entity, or business, is disposed of after the effective date. The adoption of ASU 2014-08 is not expected to have a material impact on the Group’s consolidated financial statements. There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the financial position, results of operations or cash flows of the Group.

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

As disclosed in the preceding note, the Group experienced significant growth through acquisitions. The following describes business combinations between January 1, 2011 and December 31, 2013.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

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

Goodwill of $61,949 arising from the Group’s acquisition of Cognor represented expected benefits from the synergies related to the expansion of the trading activities and strengthening the position in the European market. As a result of the impairment analysis, an impairment loss of $62,118 for the year ended December 31, 2012 was recognized (Note 23).

(b)	Lomprom Rostov

On November 22, 2012, the Group acquired 100% of the shares of Lomprom Rostov, a factory performing collection and storage of scrap metal located in Shakhty, Russia, for a consideration of $100 paid in cash. Before the acquisition, the 100% of the shares of Lomprom Rostov were pledged to secure the Group’s loan issued to the related metallurgical plants (Note 9(a)). The acquisition is consistent with the Group’s program to decrease the cost of steel products production, in particular, the cost of production based on smelt-furnace. Lomprom Rostov, subsequently renamed into Mechel Vtormet Rostov, is included in the Steel segment.

This acquisition was accounted for using the purchase method of accounting. The results of operations of Lomprom Rostov are included in the consolidated financial statements from the date of acquisition of control, November 22, 2012.

In the consolidated financial statements for the year ended December 31, 2012, the purchase price allocation was preliminary, pending the receipt of the final property, plant and equipment and other identifiable asset appraisal. During the first half of 2013, the Group completed the valuation of assets and finalized the purchase price allocation for Lomprom Rostov.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following table summarizes the provisional values and adjustments to them to arrive to the final fair values of assets acquired and liabilities assumed at the date of acquisition of control:

	Provisional basis	Adjustments	Final basis
Cash and cash equivalents	76	—	76
Other current assets	4,758	—	4,758
Property, plant and equipment	23,371	(401)	22,970
Other non-current assets	2	—	2
Current liabilities	(18,404)	—	(18,404)
Non-current liabilities	(22,416)	—	(22,416)
Deferred income taxes	(117)	80	(37)

Fair value of net assets acquired	(12,730)	(321)	(13,051)
Goodwill	12,830	321	13,151

Total investment	100	—	100

Goodwill of $13,151 arising from the Group’s acquisition of Lomprom Rostov represents expected benefits from the synergies related to the reduction in production costs from using scrap in the Group’s subsidiaries melting operations. The results of Lomprom Rostov as discontinued operations are included in the Steel segment.

(c)	Discontinued operations

Toplofikatsia Rousse

On December 13, 2012, the Group entered into an agreement with a third party to sell 100% of the shares of TPP Rousse for a consideration of $37,757. The transfer of shares was completed on July 5, 2013. The disposal of TPP Rousse is aligned with the revised strategy aimed at restructuring the Group`s assets and development of its core businesses.

The receivables under the sale and purchase agreement and intercompany receivables for the coal supply that existed as of the date of disposal are secured in favor of the Group by the pledge of TPP Rousse shares and receivables of TPP Rousse for electricity sold. As of December 31, 2013 and 2012, accounts receivable due to the Group amounted to $16,920 and $18,388, respectively. The intragroup sales to TPP Rousse included in revenue from continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $9,449, $35,248 and $33,851 during the years ended December 31, 2013, 2012 and 2011, respectively.

In the previous periods, the Group’s transactions with TPP Rousse were mainly represented by the coal supply to TPP Rousse, which are likely to be ceased after the disposal of this entity. The Group will not have any significant continuing involvement in the operations of TPP Rousse after the disposal transaction.

As at December 31, 2012, the Group classified TPP Rousse as held for sale (assets and liabilities of discontinued operations) and excluded the result of TPP Rousse from continuing operations and reported them as discontinued operations for the year ended December 31, 2013 and prior periods.

Following the classification of TPP Rousse as held for sale, the fair value of net assets was determined. The impairment loss of goodwill and long-lived assets of $82,742 and $13,031, respectively, for the year ended

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

December 31, 2012 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell. No additional impairment was recognized during 2013. The impairment loss was recognized in consolidated statements of operations and comprehensive income (loss) under the “Loss from discontinued operations, net of income tax” line.

The results of TPP Rousse presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) were as follows for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Revenue, net	18,595	37,010	38,991
Loss from discontinued operations before income taxes	(262)	(110,668)	(9,240)
Income tax benefit	209	2,239	870

Loss from discontinued operations, net of income tax	(53)	(108,429)	(8,370)

The carrying amounts of the major classes of assets and liabilities of TPP Rousse presented as discontinued operations in consolidated balance sheets were as follows as of date of disposal and December 31, 2012:

	July 5, 2013	December 31, 2012
Condensed balance sheet selected data
Cash and cash equivalents	3,572	3,035
Accounts receivable, net of allowance for doubtful accounts	9,589	5,681
Inventories	3,244	5,854
Prepayments and other current assets	489	533
Property, plant and equipment and other non-current assets, net	41,146	44,120

Total current assets of discontinued operations	58,040	59,223

Accounts payable and accrued expenses	21,721	3,800
Short-term borrowings and current portion of long-term debt	—	12,234
Other current liabilities	1,536	1,767

Total current liabilities of discontinued operations	23,257	17,801

The result of TPP Rousse as discontinued operations was included in the Power segment. The result of TPP Rousse for the year ended December 31, 2013 includes gain on disposal of subsidiary, which was calculated as follows as of the date of disposal:

July 5, 2013
Consideration received	37,757
Net assets disposed of	(34,783)
Accumulated currency translation adjustment attributable to disposal of TPP Rousse transferred to the current period income (loss)	2,633

Gain on disposal of TPP Rousse	5,607

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

DEMP

On December 7, 2013, the Group received a binding offer from a third party to acquire 100% of the shares of Donetsk Electrometallurgical Plant (“DEMP”) for the consideration of $80,000. The amount of $20,000 should be paid as of the date of disposal. The remaining balance of $60,000 should be paid within two years after the disposal date under the interest-free loan agreement. The last payment should be made not later than December 31, 2014. The buyer reimburses the seller expenses for financing operating activity since January 1, 2014. The transfer of shares requires obtaining a regulatory approval and is expected to be completed before July 31, 2014. The disposal of DEMP is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

As of December 31, 2013, the outstanding balance of loans issued by the Group to DEMP amounted to $81,082. Other intercompany transactions are not significant and are likely to be ceased after the disposal of this entity. The Group will not have significant continuing involvement in the operations of DEMP after the disposal transaction.

As of December 31, 2013 and 2012, the Group classified DEMP as held for sale (assets and liabilities of discontinued operations) and excluded the result of DEMP from continuing operations and reported them as discontinued operations for the year ended December 31, 2013 and prior periods.

Following the classification of DEMP as held for sale, the fair value of net assets of this entity was determined. The impairment of long-lived assets of $151,068 for the year ended December 31, 2013 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell. The impairment loss was recognized in the consolidated statements of operations and comprehensive income (loss) under the “Loss from discontinued operations, net of income tax” line.

The results of DEMP presented as discontinued operations in consolidated statements of operations and comprehensive income (loss) were as follows for the year ended December 31, 2013 and 2012:

	Years ended
	2013	December 31, 2012	December 31 2011
Revenue, net	100,320	362,707	19,006
Loss from discontinued operations before income taxes	(206,704)	(256,980)	(4,797)
Income tax benefit	28,944	4,920	174

Loss from discontinued operations, net of income tax	(177,760)	(252,060)	(4,623)

Based on the result of impairment analysis of goodwill performed by the Group during the year ended December 31, 2012, an impairment loss of $205,522 was recognized. The result of impairment loss is included in the result from discontinued operations of the Group for the year ended December 31, 2012.

The Group started transactions with DEMP in 2010. These transactions were carried to expand the Group’s operations and products range on the steel market and allowing DEMP access to the Group’s sales network. The Group was mostly involved in reselling the goods produced by DEMP on the domestic and the export markets.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

During the year ended December 31, 2011, before the acquisition in December 22, 2011, the Group had the following transactions with DEMP that are included in continuing operations of the Group

2011
Revenues
Steel segment products sales	372,871
Costs and expenses
Cost of goods for resale	(346,568)

Net income	26,303

The carrying amounts of the major classes of assets and liabilities of DEMP presented as assets and liabilities of discontinued operations in the consolidated balance sheets were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Condensed balance sheet selected data
Cash and cash equivalents	6,014	125
Accounts receivable, net of allowance for doubtful accounts	2,831	9,916
Inventories	36,289	35,649
Prepayments and other current assets	64,225	64,829
Property, plant and equipment, net	38,162	—

Total current assets of discontinued operations	147,521	110,519

Property, plant and equipment, net	—	227,706

Total non-current assets of discontinued operations	—	227,706

Accounts payable and accrued expenses	23,542	48,497
Pension obligations	10,225	888
Deferred income taxes	—	—
Other current liabilities	52,796	—

Total current liabilities of discontinued operations	86,563	49,385

Pension obligations	—	10,387
Deferred income taxes	—	28,944
Other non-current liabilities	—	8,156

Total non-current liabilities of discontinued operations	—	47,487

The results of DEMP as discontinued operations are included in the Steel segment.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Invicta

On July 18, 2013, the Group entered into an agreement with a third party to sell 100% of the shares of Invicta Merchant Bar Limited (“Invicta”) for the total consideration of $1,668. The transfer of shares was completed on the same date. The disposal of Invicta was aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

In the previous periods, the Group’s transactions with Invicta mainly consisted of the steel products resale, which are likely to be ceased after the disposal of this entity. The Group will not have significant continuing involvement in the operations of Invicta after the disposal transaction. Intercompany purchases of Invicta’s tolling services amounted to $18 and $4,551 during the years ended December 31, 2013 and 2012, respectively.

As of December 31, 2013 and 2012, the Group classified Invicta as held for sale (assets and liabilities of discontinued operations) and excluded the result of Invicta from continuing operations and reported them as discontinued operations for the year ended December 31, 2013 and prior periods.

Following the classification of Invicta as held for sale, the fair value of net assets of this entity was determined. The impairment of goodwill and long-lived assets of $2,768 and $4,198, respectively, for the year ended December 31, 2013 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell. The impairment loss was recognized in the consolidated statements of operations and comprehensive income (loss) under the “Loss from discontinued operations, net of income tax” line.

The results of Invicta presented as discontinued operations in consolidated statements of operations and comprehensive income (loss) were as follows for the year ended December 31, 2013, 2012 and 2011:

	Years ended
	December 31, 2013	December 31, 2012	December 31, 2011
Revenue, net	9,761	12,642	7,080
Loss from discontinued operations before income taxes	(13,303)	(3,588)	(2,723)
Income tax benefit	—	—	—

Loss from discontinued operations, net of income tax	(13,303)	(3,588)	(2,723)

The Group started transactions with Invicta Merchant Bar in 2010. These transactions were carried to expand the Group’s operations and products range on the steel market and allowing Invicta access to the Group’s sales network. The Group was mostly involved in reselling the goods produced by Invicta on the domestic and the export markets.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

During the year ended December 31, 2011, before the acquisition in August 2011, the Group had the following transactions with Invicta that are included in continuing operations of the Group:

2011
Revenues
Steel segment products sales	28,576
Costs and expenses
Cost of goods for resale	(28,916)

Total expenses	(340)

The carrying amounts of the major classes of assets and liabilities of Invicta presented as assets and liabilities of discontinued operations in the consolidated balance sheets were as follows as of July 18, 2013 and December 31, 2012:

	July 18, 2013	December 31, 2012
Condensed balance sheet selected data
Cash and cash equivalents	44	163
Accounts receivable, net of allowance for doubtful accounts	8	183
Inventories	543	579
Prepayments and other current assets	191	947
Property, plant and equipment, net	2,864	8,019
Goodwill	—	2,980

Total current assets of discontinued operations	3,650	12,871

Accounts payable and accrued expenses	1,855	1,052
Other current liabilities	127	79

Total current liabilities of discontinued operations	1,982	1,131

The result of Invicta as discontinued operations was included in the Steel segment. The result of Invicta for the year ended December 31, 2013 includes loss on disposal of subsidiary, which was calculated as follows as of the date of disposal:

July 18, 2013
Consideration received	1,668
Net assets disposed of	(1,668)
Accumulated currency translation adjustment attributable to disposal of Invicta transferred to the current period income (loss)	229

Gain on disposal of Invicta	229

Mechel Vtormet Rostov (former Lomprom Rostov)

On July 17, 2013, the Group entered into an agreement with a third party to sell 100% of the shares of Lomprom Rostov for the total consideration of $517. The transfer of shares was completed on the same date. The disposal of Lomprom Rostov was aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Loan issued by the Group to Lomprom Rostov in the amount of $6,121 and $4,720 (including interest payables) as of December 31, 2013 and 2012, respectively is expected to be fully repaid till August 2015. Other intercompany transactions are not significant and likely to be ceased after the disposal of this entity. The Group will not have any significant continuing involvement in the operations of Lomprom Rostov after the disposal transaction.

As of December 31, 2013 and 2012, the Group classified Lomprom Rostov as held for sale (assets and liabilities of discontinued operations) and excluded the result of Lomprom Rostov from continuing operations and reported as discontinued operations for the twelve months ended December 31, 2013 and prior periods.

Following the classification of Lomprom Rostov as held for sale, the fair value of net assets of this entity was determined. The impairment loss of goodwill of $2,597 for the twelve months ended December 31, 2013 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell. The impairment loss was recognized in the consolidated statements of operations and comprehensive income (loss) under the “Loss from discontinued operations, net of income tax”.

The intragroup sales to the discontinued component included in revenue from continuing operations in the consolidated financial statement of operations and comprehensive income (loss) amounted to $19,977 during the year ended December 31, 2012.

The results of Lomprom Rostov presented as discontinued operations in consolidated statements of operations and comprehensive income (loss) were as follows for:

	Years ended
	July 17, 2013	December 31, 2012
Revenue, net	151,307	25,765
Gain (loss) from discontinued operations before income taxes	4,479	(455)
Income tax benefit	1,585	280

Gain (loss) from discontinued operations, net of income taxes	6,064	(175)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The carrying amounts of major classes of assets and liabilities of disposed companies were as follows as of:

	July 17, 2013	December 31, 2012
Cash and cash equivalents	2,166	111
Accounts receivable, net of allowance for doubtful accounts	18,687	20,374
Inventories	829	14,236
Prepayments and other current assets	4,428	2,743
Property, plant and equipment, net	21,164	24,122
Goodwill	9,862	12,830

Total current assets of discontinued operations	57,136	74,416

Accounts payable and accrued expenses	25,504	27,466
Short-term borrowings and current portion of long-term debt	30,720	27,089
Other current liabilities	—	—

Total current liabilities of discontinued operations	56,224	54,555

The result of Lomprom Rostov as discontinued operations was included in the Steel segment. The result of Lomprom Rostov for the year ended December 31, 2013 includes loss on disposal of subsidiary, which was calculated as follows as of the date of disposal:

July 17, 2013
Consideration received	517
Net assets disposed of	(912)
Accumulated currency translation adjustment attributable to disposal of Lomprom Rostov transferred to the current period income (loss)	5,272

Gain on disposal of Lomprom Rostov	4,877

TFP, Voskhod-Oriel, Voskhod-Chrome, Voskhod Trading

On July 10, 2013, the Group entered into a sale and purchase agreement with a third party to sell 100% of the share capital of Tikhvin Ferroalloy plant (“TFP”), Voskhod-Oriel LLP (“Voskhod-Oriel”), Voskhod-Chrome LLP (“Voskhod-Chrome”) and Voskhod Trading LLP (“Voskhod Trading”) for a consideration of $425,000. The transfer of shares was completed on December 27, 2013 and the amount of consideration was received in full till the end of the year less income tax of $1,000 withheld by the seller in favor of the government of the Republic of Kazakhstan. The Group also expects to receive $15,096 from the buyer as reimbursement of cash, which was held on bank accounts of disposed companies at the date of disposal, as part of consideration under the sale and purchase agreement. The additional expenses related to the bargain were presented mainly by consulting services of third party banks and amounted to $8,738. The disposal of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group concluded that the disposed companies met the criteria of discontinued operations and excluded the result of disposed component from continuing operations and reported them as discontinued operations for the period ended December 27, 2013 and prior periods.

The intragroup sales to the discontinued component included in revenue from continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $5,063, $7,675 and $11,400 during the years ended December 31, 2013, 2012 and 2011, respectively. The intragroup purchases from the discontinued component included in cost of sales of continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $16,362, $18,095 and $31,487 during the years ended December 31, 2013, 2012 and 2011, respectively. Revenue from intragroup sales of $17,294, $17,992 and $35,912 during the years ended December 31, 2013, 2012 and 2011, respectively, was included net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss).

The Group’s transactions with the discontinued component were mainly represented by the energy, coal supply to TFP and by the sales of ferroalloy by TFP to Chelyabinsk Metallurgical Plant (“CMP”) and Izhstal, which are likely to be ceased after the disposal of this entity. The Group will not have significant continuing involvement in the operations of the discontinued component after the disposal transaction.

Following the classification of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading as held for sale, the fair value of net assets was determined. The impairment of property, plant and equipment of $32,712 and of mineral licenses of $842,052 for the year ended December 31, 2013 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell. The impairment loss was recognized in the consolidated statements of operations and comprehensive income (loss) under the “Loss from discontinued operations, net of income tax” line.

The results of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) were as follows for:

	Years ended
	December 27, 2013	December 31, 2012	December 31, 2011
Revenue, net	159,040	197,894	155,442
Loss from discontinued operations before income taxes	(1,370,570)	(71,787)	(14,240)
Income tax benefit (expense)	214,894	7,300	(6,710)

Loss from discontinued operations, net of income tax	(1,155,676)	(64,487)	(20,950)

Revenue from sales of ferroalloys to related parties (Zlatoust Metallurgical Plant, Metallurg-Trust) in the amount of $1,858, $6,352 and $5,190 in the years ended December 31, 2013, 2012 and 2011, respectively, was presented net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The carrying amounts of major classes of assets and liabilities of disposed companies presented as discontinued operations in consolidated balance sheets were as follows as of date of disposal and December 31, 2012:

	December 27, 2013	December 31, 2012
Condensed balance sheet selected data
Cash and cash equivalents	16,161	990
Accounts receivable, net of allowance for doubtful accounts	1,645	822
Due from related parties, net of allowance	—	2,294
Inventories	16,660	22,790
Deferred income tax	6,172	3,123
Prepayments and other current assets	16,978	13,717
Other long-term investments	183	187
Property, plant and equipment, net	307,505	362,303
Mineral licenses, net	119,458	1,203,536
Other non-current assets	11,556	16,400

Total current assets of discontinued operations	496,318	1,626,162

Short-term borrowings and current portion of long-term debt	—	23,500
Accounts payable and accrued expenses	29,757	21,706
Long-term debt	—	7,833
Deferred income taxes	31,719	252,100
Asset retirement obligation	1,002	1,038

Total current liabilities of discontinued operations	62,478	306,177

The results of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading as discontinued operations were included in the Ferroalloy segment. The results of TFP, Voskhod-Oriel, Voskhod-Chrome and Voskhod Trading for the year ended December 31, 2013 includes loss on disposal of subsidiaries, which was calculated as follows as of the date of disposal:

December 27, 2013
Consideration received (net of consultancy fees )	430,358
Net assets disposed of	(433,840)
Accumulated currency translation adjustment attributable to disposal of subsidiaries transferred to the current period income (loss)	(279,196)

Loss on disposal of subsidiaries	(282,678)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

SUNP

During the year ended December 31, 2013, the Group made a decision to close Southern Urals Nickel Plant (“SUNP”) without sale. In July of 2013, the Group received an approval from the governmental authorities to abandon the industrial complex. The closure of SUNP is aligned with the revised strategy aimed at restructuring the Group’s assets and development of its core businesses.

On May 25, 2013, the Group approved the plan of staff curtailment according to which a number of SUNP’s personnel were reduced to 274 workers by December 31, 2013.

The intragroup sales to SUNP included in revenue from continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $nil, $75,401 and $149,956 during the years ended December 31, 2013, 2012 and 2011, respectively. The intragroup purchases from SUNP included in cost of sales of continuing operations in the consolidated statement of operations and comprehensive income (loss) amounted to $1,078, $29,724 and $102,631 during the years ended December 31, 2013, 2012 and 2011, respectively. Revenue from intragroup sales of $nil, $27,194 and $115,133 during the years ended December 31, 2013, 2012 and 2011, respectively, were included net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss). The Group’s transactions with SUNP were mainly represented by the coal, energy and limestone supply to SUNP and by the sales of ferroalloy and industrial scrap by SUNP to CMP and Izhstal.

The Group excluded the result of the company from continuing operations and reported them as discontinued operations for the year ended December 31, 2013 and prior periods.

The impairment of property, plant and equipment and nickel mineral license of $965, $93,752 and $nil for the years ended December 31, 2013, 2012 and 2011, respectively, was recognized to reduce the carrying amount of the assets and liabilities of SUNP to their fair value. The impairment of goodwill in the amount of $6,950 was recognized for the year ended December 31, 2012. The impairment loss was recognized in the consolidated statements of operations and comprehensive income (loss) under the “Loss from discontinued operations, net of income tax” line.

The results of SUNP presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) were as follows for:

	Years ended
	December 31, 2013	December 31, 2012	December 31, 2011
Revenue, net	2,607	196,894	378,695
(Loss) income from discontinued operations before income taxes	(17,843)	(178,291)	10,009
Income tax benefit (expense)	—	1,191	(1,369)

(Loss) income from discontinued operations, net of income taxes	(17,843)	(177,100)	8,640

Revenue from sales of ferroalloys to related parties (Zlatoust Metallurgical Plant, DEMP) in the amount of $nil, $8,417 and $16,808 in the years ended December 31, 2013, 2012 and 2011, respectively, was presented net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statement of operations and comprehensive income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The carrying amounts of the major classes of assets and liabilities of SUNP in the consolidated balance sheets were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Condensed balance sheet selected data
Cash and cash equivalents	201	1,201
Accounts receivable, net of allowance for doubtful accounts	63	1,268
Inventories	1,180	1,421
Prepayments and other current assets	1,822	10,933

Total current assets	3,266	14,823
Property, plant and equipment and other non-current assets, net	5,024	2,046

Total non-current assets	5,024	2,046

Total assets	8,290	16,869

Short-term borrowings and current portion of long-term debt	—	26,509
Accounts payable and accrued expenses	13,376	38,842
Asset retirement obligation	339	579
Pension obligations	—	268
Finance lease liabilities, current portion	—	483

Total current liabilities	13,715	66,681

Asset retirement obligation	8,466	3,150
Pension obligations	—	2,064

Total non-current liabilities	8,466	5,214

Total liabilities	22,181	71,895

The results of SUNP as discontinued operations are included in the Ferroalloy segment.

(d)	Disposal of subsidiaries

During the period from February 15, 2013 through February 18, 2013, the Group disposed of 86.6% interest in Mechel Targoviste S.A., 86.6% interest in Mechel Campia Turzii S.A., 100% interest in Ductil Steel and 90.9% interest in Laminorul S.A. for a nominal consideration of 230 romanian lei ($0.1 as of the date of agreement) paid in cash. The disposal is consistent with the Group’s strategy aimed at development of its core business, in particular consolidating the Group’s leading position as a metallurgical coal producer.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

All disposed companies were accounted for in the Steel segment. The carrying amounts of major classes of assets and liabilities of disposed companies as of the dates of disposal were as follows:

February 15-18, 2013
Cash and cash equivalents	547
Other current assets	106,386
Property, plant and equipment	1,530
Other non-current assets	708
Current liabilities	(131,456)
Non-current liabilities	(4,083)

Total net liabilities	(26,368)

Accumulated currency translation adjustment attributable to disposal of subsidiaries transferred to the current period income (loss)	(68,952)
Noncontrolling interests	(37,728)

Loss on disposal of subsidiaries	(80,312)

The fair value of the Group’s net receivables from the disposed companies as of the disposal dates is $nil.

The Group concluded that the disposed companies did not meet the criteria of discontinued operations as of December 31, 2013, because the Group expects that after their disposal there will be significant cash flows from a migration of activities, exceeding a threshold set by the Group of 15% of the cash flows that would have been expected to be generated by the disposed companies absent the disposal transaction.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(e)	Goodwill

Balance at December 31, 2010	884,199

Acquisition of DEMP (Note 3(c)), Steel segment	205,522
Acquisition of other subsidiaries	5,678
Discontinued operation — DEMP (Note 3(e)), Steel segment	(205,522)
Discontinued operation — Invicta, Steel segment	(2,721)
Translation difference	(45,860)

Balance at December 31, 2011	841,296

Acquisition of Cognor (Note 3(a)), Steel segment	61,949
Acquisition of Lomprom (Note 3(b)), Steel segment	12,830
Discontinued operation — Lomprom (Note 3(b)), Steel segment	(12,830)
Impairment (Note 23)	(156,447)
Translation difference	36,017

Balance at December 31, 2012	782,815

Impairment (Note 23)	(38,310)
Translation difference	(56,742)

Balance at December 31, 2013	687,763

Goodwill arising on the above acquisitions is not deductible for tax purposes.

As of December 31, 2012, the gross amount of goodwill and accumulated impairment losses were $939,262 and $156,447, respectively. As of December 31, 2013, the gross amount of goodwill and accumulated impairment losses were $790,122 and $102,359, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(f)	Noncontrolling interests

The following table summarizes changes in non-controlling interests for the three years ended December 31, 2013, 2012 and 2011:

Balance at December 31, 2010	319,950
Purchase of non-controlling interest in existing subsidiaries by the Group	(20)
Change of non-controlling interest due to restructuring of Mechel Minnig OAO	880
Non-controlling share in subsidiaries’ income	75,562
Translation difference	(25,035)

Balance at December 31, 2011	371,337

Purchase of non-controlling interest in existing subsidiaries by the Group	(528)
New acquisitions	54
Effect of change in ownership of subsidiaries	675
Dividends declared to shareholders of Mechel Mining OAO	(8,026)
Dividends declared to shareholders of SKCC	(24,087)
Non-controlling share in subsidiaries’ income	(317)
Translation difference	23,168

Balance at December 31, 2012	362,276

Purchase of non-controlling interest in existing subsidiaries by the Group	(76,080)
Effect from disposal of subsidiaries	37,729
Dividends declared to shareholders of SKCC	(8,876)
Non-controlling share in subsidiaries’ income	5,047
Translation difference	(25,751)

Balance at December 31, 2013	294,345

At various dates during 2013, 2012 and 2011, the Group purchased non-controlling interest in the following subsidiaries:

Year ended December 31, 2011:	Date of acquisition	Non-controlling interest acquired		Cash consideration
		%	Amount
SKCC	January-December	0.02%	20	283
Effect of changes in ownership of subsidiaries within the Group	January-December		(880)	—

			(860)	283

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Year ended December 31, 2012:	Date of acquisition	Non-controlling interest acquired		Cash consideration
		%	Amount
Izhstal	October	1.63%	435	595
BMP	March	0.03%	12	33
Other	July-August	0.03%	81	4

			528	632

Year ended December 31, 2013:	Date of acquisition	Non-controlling interest acquired		Cash consideration
		%	Amount
TOPM	March	0.21%	652	33
KMP	August-November	4.40%	37,878	29,158
Mechel Mining OAO	November	1.31%	3,043	57,986
Effect of changes in ownership of subsidiaries within the Group	November		34,507	—

			76,080	87,177

On different dates from January through December 2011, the Group acquired 0.02% of voting shares of SKCC from third parties for $283 paid in cash. The purchase of non-controlling interest in SKCC was accounted for as an equity transaction (Note 18(e)).

On different dates from July through August 2011, the Group acquired 0.03% of voting shares of Tomusinsky Open Pit from third parties for $4 paid in cash. The purchase of non-controlling interest in Tomusinsky Open Pit was accounted for as an equity transaction (Note 18(e)).

In October 2012, the Group acquired 1.63% of voting shares of Izhstal for $595 paid in cash. The purchase of non-controlling interest in Izhstal was accounted for as an equity transaction (Note 18(e)).

In March 2012, the Group acquired 0.03% of voting shares of BMP for $33 paid in cash. The purchase of non-controlling interest in BMP was accounted for as an equity transaction (Note 18(e)).

In March 2013, the Group purchased 0.21% of TOPM from noncontrolling shareholders for $33 paid in cash. The purchase of non-controlling interest in TOPM was accounted for as an equity transaction (Note 18(e)).

On different dates from August 2013 through November 2013, the Group purchased 4.40% of KMP from non-controlling shareholders for $29,158 cash consideration. The purchase of non-controlling interest in KMP was accounted for as an equity transaction (Note 18(e)).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In November 2013, the Group purchased 1.31% of Mechel Mining OAO from the Controlling Shareholder for $57,986 cash consideration. The transaction was accounted for as an equity transaction (Note 18(e)). The Group has 99.999995% of voting shares of Mechel Mining OAO as of December 31, 2013.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of:

	December 31, 2013	December 31, 2012
Cash and cash equivalents from continuing operations
Russian ruble bank accounts	21,642	173,613
U.S. dollar bank accounts	213,376	82,659
Euro bank accounts	19,243	14,439
Bank accounts in other currencies	9,143	11,955
Other	5,121	10,903

Total cash and cash equivalents of continuing operations	268,525	293,569

Cash and cash equivalents of discontinued operations	6,012	4,424

Total cash and cash equivalents	274,537	297,993

As of December 31, 2013, short-term deposits with an original maturity of less than 90 days in the amounts of $191,438, $6,294 and $280 were included in U.S. dollar bank accounts, Russian ruble bank accounts and Bank accounts in other currencies, respectively.

As of December 31, 2012, short-term deposits with an original maturity of less than 90 days in the amounts of $107,004 and $85 were included in Russian ruble bank accounts and Bank accounts in other currencies, respectively.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivables, net are comprised of:

	December 31, 2013	December 31, 2012
Domestic customers	492,159	578,379
Foreign customers	179,528	194,760
Total accounts receivable	671,687	773,139
Less allowance for doubtful accounts	(81,233)	(72,614)

Total accounts receivable, net	590,454	700,525

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31:

	2013	2012	2011
Balance at beginning of year	(72,614)	(45,128)	(48,496)
Allowance for doubtful accounts	(10,672)	(21,584)	(2,531)
Accounts receivable written off, net	3,562	3,207	3,668
Disposal of subsidiaries	(4,974)	—	—
Allowance for doubtful accounts of acquired entities	—	(7,784)	(781)
Translation difference	3,465	(1,325)	3,012

Balance at end of year	(81,233)	(72,614)	(45,128)

The increase in the allowance for doubtful accounts in 2013 was due to an increase in the allowance for doubtful accounts in the Group’s companies following the deterioration in the collectibility of foreign customers’ accounts receivable.

6.	INVENTORIES

Inventories are comprised of:

	December 31, 2013	December 31, 2012
Finished goods	788,208	1,228,875
Raw materials and purchased parts	392,398	535,255
Work-in-process	196,389	235,806

Total inventories	1,376,995	1,999,936

As of December 31, 2013 and 2012, the write-down of inventories to their net realizable value following the related market price decreases was $58,600 and $95,385, respectively.

The change in the write-downs of inventories by segment for the years ended December 31 is presented below:

	2013	2012	2011
Steel segment	(10,157)	13,536	3,873
Mining segment.	6,017	18,399	16,604
Ferroalloy segment	(181)	1	(71)
Energy segment	953	(71)	(207)

Total change in the write-down of inventories	(3,368)	31,865	20,199

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are comprised of:

	December 31, 2013	December 31, 2012
VAT and other taxes recoverable	177,678	279,718
Prepayments and advances for materials	60,555	98,141
Capitalized loan origination fees	51,190	44,210
Other receivables	44,387	23,702
Short-term loans issued	7,452	1,932
Promissory notes received	73	11
Bank deposits with original maturities over 90 days	—	2,782
Other current assets	36,044	31,611

Total prepayments and other current assets	377,379	482,107

The following summarizes the changes in the allowance for doubtful accounts included in prepayments, other current assets and advances for materials for the years ended December 31:

	2013	2012	2011
Balance at beginning of year	(18,374)	(12,535)	(15,637)
Recovery of allowance (Allowance) for doubtful accounts	1,017	(5,262)	3,758
Disposal of subsidiaries	(20,078)	—	—
Translation difference	2,530	(577)	(656)

Balance at end of year	(34,905)	(18,374)	(12,535)

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

The capitalized origination fees on the Group’s loans in the amount of $51,190 and $44,210 as of December 31, 2013 and 2012, respectively, are being amortized using the effective interest method over the loan term. The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

8.	LONG-TERM INVESTMENTS

Long-term investments are comprised of:

	December 31, 2013	December 31, 2012
Equity method investments in related parties	7,604	7,853

Available-for-sale securities	374	2,989
Cost method investments	8,393	9,018
Other	6,020	2,477

Total other long-term investments	14,787	14,484

Total long-term investments	22,391	22,337

The proceeds from sale of available-for-sale securities and the gross realized loss that have been included in earnings as a result of this sale in 2013 comprised $1,108 and $3,787, respectively ($nil during 2012).

(a)	Equity method investments

Equity method investments are comprised of:

	Percent voting shares held at		Investment carrying value at
Investee	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Mechel Somani Carbon (Mining segment)	51%	51%	535	560
TPTU (Mining segment)	40%	40%	4,451	4,376
TRMZ (Mining segment)	25%	25%	2,401	2,539
BWS Bewehrungsstahl GmbH (Steel segment)	36%	36%	217	378

Total equity method investments			7,604	7,853

On December 7, 2012, the Group won an auction to acquire 74,195 common shares (73.33% of the total common shares or 55% of the total shares) of Vanino Sea Trade Port OAO (“Port Vanino”), the largest seaport in Khabarovsk Krai, located in the Tatar Strait in Russia, for 15.5 billion Russian rubles ($501,444 as of the auction date). The Group’s purpose of this transaction is to get a long-term access to the transshipment facilities of the largest seaport in Khabarovsk Krai in order to secure coal sales to the Group’s major customers in Southeast Asia, which will grow in the future along with the increasing volumes of coal production at Elga coal deposit.

On January 9, 2013, the shares of Port Vanino were transferred to the Group and the Group made cash payment of 15.5 billion Russian rubles ($486,827 at average 2013 U.S. dollar to Russian ruble exchange rate). On the same date, 72,780 of the acquired shares were sold to several foreign investors and related party (“Investors”). The aggregate consideration was 15.2 billion Russian rubles ($477,408 at average 2013 U.S. dollar to Russian ruble exchange rate). The main reason for the immediate resale of the vast majority shares acquired at the auction was the significant amount of cash needed to be paid for the controlling stake. On January 28, 2013, the Group acquired additional 21,892 common shares (21.64% of the total common shares or 16.23% of the total

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

shares) and 16,039 preferred shares (47.56% of the total preferred shares or 11.89% of the total shares) of Port Vanino from a minority shareholder. The consideration for the preferred shares was 275 million Russian rubles ($8,635 at average 2013 U.S. dollar to Russian ruble exchange rate) and was fully paid. The consideration for the common shares was 4.77 billion Russian rubles ($149,774 at average 2013 U.S. dollar to Russian ruble exchange rate) and was paid on October 23, 2013 and included an interest payment in the amount of $6,171.

The purchases resulted in 23,307 common shares and 16,039 preferred shares being held by the Group as of January 28, 2013. These shares represented 29.2% of the total share capital of Port Vanino, or 23.04% of the total common shares, which enabled the Group to have significant influence over the operations of the investee. This acquisition was accounted for using the equity method of accounting in accordance with ASC 810 and included within long-term investments in related parties starting from January 28, 2013 till October 23, 2013 when 21,892 common shares and 16,039 preferred shares were sold to a third party for 5.04 billion Russian rubles ($158,427). During this period, income earned by the Group on this investment amounted to $3,306 and was included in the carrying amount of the investment under the equity method of accounting. The remaining shares of Port Vanino were sold to third parties and a related party (Note 9(c)) in July 2013 (810 common shares or 0.60% of the total shares) and in December 2013 (605 common shares or 0.45% of the total shares) for the aggregate consideration of $9,282.

The cost of the investment disposed of in the year ended December 31, 2013 is equal to $642,389 and income on sale in the amount of $2,728 was recognized in the consolidated statement of operations and comprehensive income (loss).

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

TRMZ (Tomusinskiy Auto Repair Shop) shares are owned by SKCC and its subsidiaries. TRMZ provides repair services to the Group’s subsidiaries.

BWS Bewehrungsstahl GmBH shares are owned by Cognor. The core business is cutting and processing steel products.

Summarized financial information on equity method investees as of December 31, 2013, 2012 and 2011 and for the years then ended is as follows:

Income data	2013	2012	2011
Revenues and other income	116,967	57,268	43,255
Operating income	17,508	3,664	5,074
Net income	12,051	2,101	3,146

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Balance sheet data	At December 31, 2013	At December 31, 2012
Current assets	24,619	37,300
Non-current assets	9,520	11,229
Current liabilities	10,824	20,573
Non-current liabilities	623	5,234

The following table shows movements in the equity method investments:

December 31, 2010	8,764

Capital contribution in affiliates	571
Translation difference	(555)
Dividends	(934)
Share in net income	304

December 31, 2011	8,150

Investment in BWS Bewehrungsstahl GmBH	408
Disposal of RIKT	(822)
Translation difference	379
Dividends	(737)
Share in net income	475

December 31, 2012	7,853

Investment in Port Vanino	639,082
Disposal of Port Vanino	(642,389)
Effect of consolidation of former associate	(24)
Translation difference	(507)
Dividends	—
Share in net income	3,589

December 31, 2013	7,604

During the years ended December 31, 2013, 2012 and 2011, the Group received cash dividends of $nil, $737 and $934, respectively.

(b)	Cost method investments

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

During the years ended December 31, 2013 and 2012, the Group received the dividends from these investments in the total amount of $285 and $25,981, respectively, that was recorded in Other (expenses) income, net (Note 22).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(c)	Available-for-sale securities

Investments in available-for-sale securities were as follows as of December 31, 2013:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	1,683	374	—	(1,309)

Total available-for-sale securities	1,683	374	—	(1,309)

Investments in available-for-sale securities were as follows as of December 31, 2012:

	Cost	Fair value	Unrealized gains	Unrealized losses
Equity securities	6,469	2,989	—	(3,480)

Total available-for-sale securities	6,469	2,989	—	(3,480)

As of December 31, 2013 and 2012, available-for-sale securities represented investments in equity securities of well-established Russian energy companies.

9.	RELATED PARTIES

During the years ended December 31, 2013, 2012 and 2011, the Group had the following transactions and current balances in settlement with related parties:

	2013				Balances at December 31, 2013
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Related metallurgical plants	613,364	168,956	(517,685)	—	30,477	(75,448)	(44,971)
Metallurg-Trust	—	61,066	(195,656)	—	4	(1)	3
TPTU	5,888	161	—	—	5	(560)	(555)
TRMZ	2,063	1,879	—	—	253	(1,176)	(923)
Somani	1,420	—	—	—	1,231	—	1,231
Calridge Ltd.	—	1	564	—	3,863	—	3,863
Port Vanino	—	4,010	11,638	(204)	2,244	(221)	2,023
Controlling Shareholder	—	—	—	—	—	(29,466)	(29,466)
Other	956	998	(688)	—	18,715	(92)	18,623

Total	623,691	237,071	(701,827)	(204)	56,792	(106,964)	(50,172)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	2012				Balances at December 31, 2012
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net	Receivable from	Payable to	Total outstanding, net
Related metallurgical plants	874,135	413,958	(853,911)	—	253,605	(188,624)	64,981
Metallurg-Trust	441	316,017	—	—	155,627	(16)	155,611
Usipar	32,351	—	—	—	—	—	—
TPTU	5,210	209	—	—	19	(560)	(541)
TRMZ	4,509	1,630	—	—	265	(2,108)	(1,843)
Somani	—	6,144	—	—	6,144	—	6,144
Other	405	359	(798)	3,902	4,802	(197)	4,605

Total	917,051	738,317	(854,709)	3,902	420,462	(191,505)	228,957

	2011
	Purchases	Sales	Other gain/(loss)	Financing provided (received), net
Related metallurgical plants	1,555,754	397,049	2,364	944,530
Metallurg-Trust	1,403	422,989	—	—
Usipar	72,114	61,189	—	—
TPTU	5,664	11	—	—
TRMZ	4,446	1,629	—	—
Other	202	10	—	—

Total	1,639,583	882,877	2,364	944,530

(a)	Transactions with the related metallurgical plants

In the second half of 2009, certain Russian and foreign metallurgical plants and trading companies, which were formerly part of the Estar Group or controlled by the Estar Group shareholders (“the related metallurgical plants”) became related parties to the Group through Mechel’s representation on the board of directors, management and other arrangements. In 2009, the companies that had business transactions with the Group were as follows: Volga Fest, Rostov Electrometallurgical Plant, Vostochnaya Mine, Experimental TES, Zlatoust Metallurgical Plant (“ZMP”), Guryevsk Metallurgical Plant (“GMP”), Volgograd Small Diameter Pipe Plant (“VSDPP”), and Engels Pipe Plant (“EPP”). In addition, in 2010, the Group started transactions with Donetsk Electrometallurgical Plant (“DEMP”), Invicta Merchant Bar, Metrus Trading GmbH, MIR Steel, Nytva, Estar Egypt for Industries. In 2011- 2013, the Group continued its operations with the related metallurgical plants. These transactions were carried out in the joint interest of both parties in expanding the Group’s operations and products range on the steel market and allowing the related metallurgical plants access to the Group’s strong supply and sales network.

In August 2011, the Group acquired 100% of Invicta Merchant Bar Ltd., a steel plant located in Queenborough, the United Kingdom. In December 2011, the Group acquired DEMP (Note 3(c)).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

During the years ended December 31, 2013, 2012 and 2011, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

•	Re-selling of goods purchased by the Group either from third parties or entities of the former Estar group to the related metallurgical plants. Proceeds related to these sales amounted to $25,869, $222,794 and $203,134 in the years ended December 31, 2013, 2012 and 2011, respectively.

For part of such transactions, the Group determined that it functioned as a principal, and the amounts of $14,304, $211,154 and $187,831 were included in revenue from sale of goods in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011, respectively. In 2013, 2012 and 2011, these sales included $0, $0 and $54,167, respectively, of goods produced by the related metallurgical plants and resold further to other entities of the former Estar group.

For the other part of such transactions, the Group determined that their results should be recognized as operating gains. Therefore, they are reported, net of related costs, within other operating income (expenses), net in the consolidated statements of operations and comprehensive income (loss) in the amount of $1,455, $1,845 and $2,308 for the years ended December 31, 2013, 2012 and 2011, respectively.

•	Revenues from sales of products manufactured by the Group and services rendered to the related metallurgical plants amounted to $154,653, $202,805 and $209,219 for the years ended December 31, 2013, 2012 and 2011, respectively.

•	Cost of the related metallurgical plants’ products used in the Group’s production amounted to $100,201, $104,978 and $283,804 for the years ended December 31, 2013, 2012 and 2011, respectively.

•	Cost of goods produced by the related metallurgical plants and further sold by the Group to third party customers amounted to $513,163, $769,157 and $1,221,419, including transportation costs, for the years ended December 31, 2013, 2012 and 2011, respectively. For such transactions, the Group determined that it functioned as a principal, and the amounts of $570,511, $847,745 and $1,293,487 were included in revenue from the sale of goods in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011, respectively.

The related metallurgical plants used raw materials and semi-finished goods purchased from the Group in their production. The Group concluded that its sales to the related metallurgical plants and the Group’s purchases from these entities were not in contemplation with each other and are reported separately in the statement of operations and comprehensive income (loss).

In the second half of 2011, the Group’s operations with certain related metallurgical plants (namely VSDPP, EPP and MIR Steel) started to be carried out on tolling terms. In 2013, such operation started with other related metallurgical plants (namely ZMP, GMP, Nytva). Revenues from sales of products (steel pipe, basis steel coils and sheets, long steel) manufactured by the related metallurgical plants for the Group under the tolling agreements amounted to $331,419, $413,087 and $274,466 for the years ended December 31, 2013, 2012 and 211, respectively. The related cost of goods sold for these transactions amounted to $333,963, $403,492 and $262,511 for the years ended December 31, 2013, 2012 and 2011, respectively. This cost includes cost of tolling services provided by the related metallurgical plants of $57,319, $47,351 and $35,614 for the years ended December 31, 2013, 2012 and 2011, respectively.

In November 2011, the owners of the related metallurgical plants and the Group entered into a loan agreement pursuant to which a loan of $944,530 was granted by the Group. The loan consists of several tranches

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

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

In September 2012, the Group extended the term of the loan for additional nine months from October 1, 2012, the pledges and guarantees remained the same. From September through December 2012, the loan was partially repaid in the amount of $213,363. To make this repayment, the owners of the related metallurgical plants used the proceeds received by them from the Group for the sale of Cognor and proceeds under a security deposit, as discussed further below.

As of December 31, 2012, the loan balance amounted to $896,445, out of which $15,405 represents interest accrued on extended loan. The interest accrued on the loan amount before the extension was repaid in full. During the year ended December 31, 2013, $5,000 were repaid and the owners of the related metallurgical plants returned the security deposit paid by the Group in the end of 2012 for the acquisition of some assets pledged under the loan agreement.

The Group evaluates the recoverability of the loan amount based on the fair value of the pledged assets which, as of December 31, 2013 and 2012, was $nil. This resulted in a $888,015 and $896,445 provision for amounts due from related parties under this loan and related security deposit recorded as of December 31, 2013 and 2012, respectively. The Group has not taken possession of assets provided as collateral because these entities are burdened with substantial amount of debt.

Based on the combined design of the above mentioned loan and trading agreements, the Group has determined that the related metallurgical plants are Variable Interest Entities (“VIEs”), and that the Group is not the primary beneficiary of the related metallurgical plants. The Group is limited in its exposure to risks by the net amounts receivable from the related metallurgical plants.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

During the years ended December 31, 2013, 2012 and 2011, the Group had the following transactions and current balances in settlement with the related metallurgical plants:

	2013	2012	2011
Revenues
Steel segment products sales	99,580	339,840	314,297
Ferroalloy segment products sales	4,245	7,098	14,142
Mining segment products sales	1,956	3,981	4,315
Other revenues*	63,175	63,039	64,295

Total revenues	168,956	413,958	397,049

Costs and expenses
Cost of goods for resale, production and operating expenses	588,755	842,253	1,528,053
Transportation expenses	24,609	31,693	27,573
Other expenses	—	189	128
Provision for amounts due from related metallurgical plants	517,724	919,113	—

Total expenses	1,131,088	1,793,248	1,555,754

As of December 31, 2013 and 2012, the Group had the following current balances in settlement with related metallurgical plants:

	December 31, 2013	December 31, 2012
Assets
Trade accounts receivable	14,528	65,474
Prepayments and other current assets	15,949	188,131

Total assets	30,477	253,605

Liabilities
Trade accounts payable	74,384	147,050
Advanced received and other payables	1,043	21,921
Long term payables	21	—
Loans received	—	19,653

Total liabilities	75,448	188,624

*	including power segment sales and services provided to related metallurgical plants by all segment companies

As of December 31, 2013 and 2012, the amounts of trade accounts receivable and prepayments and other current assets were reduced by $544,478 and $176,407, respectively, of allowance for doubtful accounts. The allowance for doubtful accounts was recognized based on the Group’s estimates of future cash inflows from these balances. The amounts receivable fully covered by the allowance included amounts receivable of $470,809 described below. In December 2013, the Group, Calridge Ltd. (a shareholder in Mechel OAO, an entity

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

wholly owned by the Controlling Shareholder) and the related metallurgical plants signed an assignment agreement. Under that agreement, the Group assigned to Calridge Ltd. the right to collect amounts due from the related metallurgical plants with the nominal value of $470,809, and Calridge Ltd. is to repay this amount, and interest at a rate of 1.75% p.a., to the Group within 3 years from the agreement date.

Inventories in stock purchased from these entities amounted to $38,443 and $105,260 as of December 31, 2013 and 2012, respectively.

(b)	Metallurg-Trust

In 2010, the Group started transactions with a trading company, Metallurg-Trust, a party which can be significantly influenced by the Group through business relationships. Metallurg-Trust is mostly involved in reselling the goods produced by the Russian metallurgical plants described in Note 9(a) above on the domestic market and supplying raw materials and semi-finished goods.

During the years ended December 31, 2013, 2012 and 2011, the Group’s sales of pig iron, semi-finished goods, coal and chrome produced by the Group’s entities for further supply to the Russian metallurgical plants mentioned above to Metallurg-Trust amounted $61,066, $316,017 and $422,989, respectively.

As of December 31, 2013 and 2012, the Group had receivables from Metallurg-Trust in the amount of $4 and $155,627, respectively. The Group provided to Metallurg-Trust the extended credit terms varying from 30 to 180 days. As of December 31, 2013, an allowance of $190,388 was created against the amount of trade receivables based on the Group’s expectation of future cash inflows.

The Group’s sales to Metallurg-Trust in the amount of $475, $4,030 and $nil were presented net of related expenses in “Loss from discontinued operations, net of income tax” line in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2012, the amount of accounts payable to related metallurgical plants and Metallurg-Trust included liabilities under the amicable agreement between Mechel Vtormet Rostov and other related and third parties. This agreement was signed in April 2010 under the following conditions: the repayment of debt is scheduled to be made on monthly equal installments after 3 years grace period through March 2017. As of December 31, 2012, the nominal value of debt to related metallurgical plants and Metallurg-Trust was $26,945 and $965, respectively. The present value of debt to related metallurgical plants and Metallurg-Trust was $20,952 and $775, respectively. The present value of debt was determined using a 12.2% discount rate. As of December 31, 2012, amounts of liabilities at present value were reflected as liabilities of discontinued operations in the consolidated balance sheet.

(c)	Port Vanino

During the year ended December 31, 2013, the Group sold all of its shares of Port Vanino (Note 8). The common shares were partly sold to the Group’s related parties: the Controlling Shareholder and Calridge Ltd., a company wholly owned by the Controlling Shareholder, for $5,950 (0.67% of the total shares or 0.9% of the total common shares) and $3,969 (0.45% of the total shares or 0.6% of the total common shares), respectively. As of December 31, 2013, the outstanding balance from Calridge Ltd. to the Group amounted to $3,863.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In August, 2013 the Group received short-term ruble-denominated loan from Port Vanino in the amount of $13,722 at interest rate 9.6% p.a. As of December 31, 2013, the Group’s liability under this debt in the amount of $221 was included in payables to related parties. The amount of interest expenses incurred under this loan totaled $286 for the year ended December 31, 2013.

As of December 31, 2013, the Group had receivables from Port Vanino in the amount of $2,244. During the year ended December 31, 2013, the Group’s sales of raw material and transportation services to Port Vanino amounted to $4,010. Other income earned by the Group from transactions with Port Vanino comprised $2,274.

(d)	Usina Siderurgica do Para Ltda (Usipar)

Usipar is a steel company located in Brazil, owned by the Controlling Shareholder, and it became a related party of the Group in September 2010. During the years ended December 31, 2013, 2012 and 2011, the Group’s purchases of pig iron from Usipar amounted $nil, $32,351and $72,114, respectively, and the Group’s sales of coke and other raw materials to Usipar amounted $nil, $nil and $61,189, respectively. The Group further sold such pig iron to third party customers. For such transactions, the Group determined that it functioned as a principal, and the amounts of $nil, $34,820 and $75,683 were included in revenue from the sale of goods in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013 and 2012, the Group had no trade accounts receivable from Usipar either prepayments made to Usipar. During the year ended December 31, 2012, Usipar repaid all amounts due to the Group.

(e)	Tomusinskiy Transportation Management Center (TPTU)

The Group subsidiaries own 40% of the ordinary shares in TPTU, which provides transportation services. During the years ended December 31, 2013, 2012 and 2011, the Group purchased transportation services in the amounts of $5,888, $5,210 and $5,664, respectively.

(f)	Tomusinskiy Auto Repair Shop (TRMZ)

The Group subsidiaries own 25% of the ordinary shares in TRMZ, which provides auto repair services. During the years ended December 31, 2013, 2012 and 2011, the Group purchased repair services in the amounts of $2,063, $4,509 and $4,446, respectively.

(g)	Other

During the year ended December 31, 2013, the Group signed a number of re-assignment agreements with respect to the accounts receivable due from related metallurgical plants and Metallurg-Trust in the total amount of $99,367. The Group disclosed the balances due from assignees as receivables from related parties. As a result of the re-assignment transactions, the Group received cash of $81,285. As of December 31, 2013, the balance due from related parties amounted to $18,082 and should be paid within 180-365 days from the date of the agreement. The above mentioned receivables on re-assignment transactions had no effect on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2013.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net are comprised of:

	At December 31, 2013	At December 31, 2012
Land	97,360	100,651
Buildings and land improvements	1,431,113	1,256,803
Transfer devices	118,562	120,293
Operating machinery and equipment .	2,723,923	2,837,073
Transportation equipment and vehicles	905,871	895,215
Tools, furniture, fixtures and other	57,137	38,221

	5,333,966	5,248,256
Less: accumulated depreciation	(2,151,401)	(1,943,719)

Operating property, plant and equipment, net	3,182,565	3,304,537
Mining plant and equipment	384,805	432,536
Less: accumulated depletion	(77,590)	(78,491)

Mining plant and equipment, net	307,215	354,045
Construction-in-progress	3,346,466	3,519,784

Property, plant and equipment, net	6,836,246	7,178,366

Included within construction-in-progress are advances to suppliers of equipment of $62,435 and $71,140 as of December 31, 2013 and 2012, respectively. During the years ended December 31, 2013 and 2012, the Group incurred interest expenses of $969,813 and $892,815, respectively, of which interest capitalized in the cost of property, plant and equipment was $227,771 and $240,150, respectively. The depreciation charge amounted to $393,693 and $382,698 for the years ended December 31, 2013 and 2012, respectively.

Mining plant and equipment, net included mining construction in progress in the amount of $152,075 and $181,838 as of December 31, 2013 and 2012, respectively.

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

Property, plant and equipment, net also includes capitalized costs related to the Elga project (construction-in-progress, mining plant and equipment and operating property, plant and equipment). The amount of capitalized costs related to the Elga project (coal deposit complex, railroad, bridges, roads, etc.) were $2,515,707 and 2,500,102 as of December 31, 2013 and 2012, respectively.

The Group decided to abandon and dispose of certain production equipment as a result of changes in its production strategy. For the year ended December 31, 2013, the loss resulting from write-off of equipment amounted to $17,829 out of which $16,933 and $896 related to the Mining and Steel segments, respectively. For the year ended December 31, 2012, the loss resulting from the write-off of equipment amounted to $10,048, out of which $7,289, $2,163, $590, $6 related to the Mining, Steel, Ferroalloy and Energy segments, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

According to the results of the impairment analysis of long-lived assets, no impairment loss for the year ended December 31, 2013 was recognized (Note 23), and an impairment loss of $238,144 was recognized for the year ended December 31, 2012.

11.	MINERAL LICENSES, NET

Mineral licenses, net are comprised of the following:

	December 31, 2013	December 31, 2012
Coal deposits	3,792,326	3,917,536
Iron ore deposits	83,868	91,376
Limestone deposits	2,645	2,851
Quartzite deposits	286	307

Mineral licenses before depletion	3,879,125	4,012,070
Accumulated depletion	(608,107)	(556,950)

Mineral licenses, net	3,271,018	3,455,120

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

To determine the value of the mineral licenses as of December 31, 2013, the Group used quantities of underlying mineral assets, production data and other factors, including economic viability and any new exploration data.

The Group’s mining segment production activities are located within Russia and the United States. The Group’s mineral reserves and deposits are situated on the land belonging to government and regional authorities. In Russia, mining minerals require a subsoil license from the state authorities with respect to identified mineral deposits. The Group obtains licenses from such authorities and pays certain taxes to explore and produce from these deposits. These licenses expire up to 2037, with the most significant licenses expiring between 2014 and 2024, and management believes that they may be extended at the initiative of the Group without substantial cost. Management intends to extend such licenses for deposits expected to remain productive subsequent to their license expiry dates. In the United States, the Group controls coal reserves and resources through a combination of lease and ownership. The leases contain percentage royalties, which vary from 3% to 8.5% and depend on coal selling prices and most of these leases contain minimums recoupable from the future production. The leases expire over the period from 2014 to 2018, and they generally contain extension clauses.

The Group holds the license for the development of the Elga coal deposit, located in the Far Eastern part of the Russian Federation. The current license expires in 2020 and is subject to renewal conditioned upon complying with certain commitments and obligations undertaken by the Group under the Purchase and Sales Agreement and the license requirements. The license terms were amended in June 2013, and the Group is

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

required to meet the following construction deadlines and operational milestones: (a) complete construction of the first phase of the Elga coal complex by August 1, 2017; (b) reach annual coal production capacity of 9.0 million tonnes by August 1, 2018; (c) reach annual coal production capacity of 18.0 million tonnes by December 31, 2021; and (d) commission a coal washing plant with an annual capacity of 9.0 million tonnes by December 31, 2017. All amendments of the terms of the license were approved by the Ministry of Natural Resources and Ecology.

The Group has significant commitments for the construction of the railway (Note 25). Management believes that as of May 15, 2014, the Group is in compliance with the requirements and commitments set by the license.

12.	OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

	December 31, 2013	December 31, 2012
Capitalized loan origination fees	82,375	83,236
Prepaid royalty	26,148	26,187
Advance payment to non state pension fund	17,177	15,934
Intangible assets, net	12,860	16,441
Deferred assets from sale and lease back	11,582	13,574
Prepaid bonds	5,310	5,252
Other	3,936	5,212

Total other non-current assets	159,388	165,836

As of December 31, 2013 and 2012, advanced payments of $17,177 and $15,934 were made by Yakutugol in terms of agreed pension benefit program to Mechel Fund non-state pension funds (Note 16).

As of December 31, 2013 and 2012, the amounts of $71,815 and $69,661, respectively, related to capitalized origination fees on bank loans that were recorded as a non-current asset, and are being amortized using the effective interest method over the loan term (Note 13). The capitalized origination fees are classified between short-term and long-term assets in a manner consistent with the related debt. The Export Credit Agency (“ECA”) fees capitalized within loan origination fees amounted to $10,560 and $13,575 as of December 31, 2013 and 2012, respectively. The ECA fees are the export credit insurance cover issued by the respective Export Credit Agency acting as an intermediary between national governments and exporters to issue export financing.

As of December 31, 2013 and 2012, the BCG Companies had total bonding requirements of $25,184, and $21,170, respectively of which $5,310 and $5,252 is collateralized by cash deposits and investments that are included in Bank deposits with original maturities over 90 days and Prepaid bonds as of December 31, 2013 and 2012, respectively. As of those dates, the insured bonding program included bonding capacity of $41,000 and $50,000, respectively, of which $21,261 and $20,860, respectively, is utilized under an insured program that contained $5,000 and $4,942, respectively, in cash and investment collateral. Insurers have the right to increase collateral requirements should they consider it necessary to lower their risks. In March 2013, the BCG Companies increased its insured bonding requirements by $3,078 to secure permits for a slurry impoundment at its Coal Mountain operation.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

13.	DEBT

	December 31, 2013		December 31, 2012
Short-term borrowings and current portion of long-term debt:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	201,836	9.0-15.3	40,629	15.3
Corporate lenders	2,397	8.3-10.0	2,126	0.0

Total	204,233		42,755

U.S. dollar-denominated:
Banks and financial institutions	128,771	2.3-8.0	15,698	1.8

Total	128,771		15,698

Euro-denominated:
Banks and financial institutions	—	—	49,809	1.1-4.5
Corporate lenders	4,833	2.8	3,831	2.9

Total	4,833		53,640

Romanian lei-denominated:
Banks and financial institutions	—	—	46,055	9.9

Total	—		46,055

Kazakh tenge-denominated:
Banks and financial institutions	10,416	9.5	16,585	9.5

Total	10,416		16,585

Turkish lira-denominated:
Banks and financial institutions	2,126	9.0	6,222	11.0-14.0

Total	2,126		6,222

Total short-term borrowings	350,379		180,955
Current portion of long-term debt	1,134,533		1,255,277

Total short-term borrowings and current portion of long-term debt	1,484,912		1,436,232

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The weighted average interest rate of the ruble-denominated short-term borrowings as of December 31, 2013 and 2012 was 9.4% and 14.4% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated short-term borrowings as of December 31, 2013 and 2012 was 7.1% and 1.8% p.a., respectively. The weighted average interest rate of the euro-denominated short-term borrowings as of December 31, 2013 and 2012 was 2.8% and 3.5% p.a., respectively. The weighted average interest rate of the Romanian lei-denominated short-term borrowings as of December 31, 2012 was 9.9% p.a. The weighted average interest rate of the Kazakh tenge-denominated short-term borrowings as of December 31, 2013 and 2012 was 9.5%. The weighted average interest rate of the Turkish lira-denominated short-term borrowings as of December 31, 2013 and 2012 was 9.0% and 13.3% p.a., respectively.

	December 31, 2013		December 31, 2012
Long-term debt, net of current portion:	Amount	Rate p.a., %	Amount	Rate p.a., %
Russian ruble-denominated:
Banks and financial institutions	3,845,766	7.5-14.6	2,938,742	7.5-14.0
Bonds issue	1,306,303	8.3-13.0	2,401,563	8.3-11.3
Corporate lenders	189	0.0	236	0.0

Total	5,152,258		5,340,541

U.S. dollar-denominated:
Syndicated loan	1,003,964	5.7	1,003,964	5.3
Banks and financial institutions	1,877,063	1.7-10.9	2,224,030	1.9-7.9
Corporate lenders	13,698	5.1-9.0	20,325	0.0-8.4

Total	2,894,725		3,248,319

Euro-denominated:
Banks and financial institutions	607,300	1.1-6.8	585,274	1.0-7.3

Total	607,300		585,274

Turkish lira-denominated:
Banks and financial institutions	467	8.5	2,798	11.9

Total	467		2,798

Total long-term obligations	8,654,750		9,176,932
Less: current portion	(1,134,533)		(1,255,277)

Total long-term debt, net of current portion	7,520,217		7,921,655

The weighted average interest rate of the ruble-denominated long-term borrowings as of December 31, 2013 and 2012 was 10.9% and 10.3% p.a., respectively. The weighted average interest rate of the U.S. dollar-denominated long-term borrowings as of December 31, 2013 and 2012 was 6.6% and 5.8% p.a., respectively. The weighted average interest rate of the euro-denominated long-term borrowings as of December 31, 2013 and 2012 was 3.1% and 3.6% p.a., respectively. The weighted average interest rate of the Turkish lira-denominated long-term borrowings as of December 31, 2013 and 2012 was 8.5% and 11.9%, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Aggregate scheduled maturities of the debt outstanding as of December 31, 2013, are as follows:

Payable by:
2014 (current portion)	1,484,912
2015	2,918,184
2016	2,530,701
2017	1,287,740
2018	650,074
Thereafter	133,518

Total	9,005,129

The unused portion under all credit facilities as of December 31, 2013 and 2012 was $280,829 and $580,939, respectively. As of December 31, 2013, the Group’s credit facilities provided aggregated borrowing capacity of $9,285,958, of which $1,765,741 expires within a year.

The outstanding balances of short-term and long-term debt by denominated currencies and major banks as of December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
Short-term and long-term debt:	Amount	Amount
Russian ruble-denominated:
VTB	1,742,026	962,128
Bonds	1,306,303	2,401,563
Sberbank	1,220,212	1,057,451
Gazprombank	992,550	817,520
Eurasian Development Bank	71,322	92,227
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	—	31,606
Other	24,078	20,801

Total	5,356,491	5,383,296

U.S. dollar-denominated:
Gazprombank	1,313,153	1,500,000
Syndicated credit facility	1,003,964	1,003,964
Fortis Bank	168,948	148,712
Alfa-bank	150,000	150,000
MCB	105,000	—
Sberbank	100,000	100,000
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	51,429	196,313
Raiffeisen Bank	43,250	43,250
VEB	33,348	—
ING Bank	19,260	—
Uralsib	10,000	50,000
Other	25,144	71,778

Total	3,023,496	3,264,017

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	December 31, 2013	December 31, 2012
Short-term and long-term debt:	Amount	Amount
Euro-denominated:
Fortis Bank	294,028	205,905
UniCredit Bank (former Bayerische Hypo-und-Vereinsbank)	67,305	78,289
Uralsib	48,090	46,357
ING Bank	47,844	85,025
VTB	44,929	66,924
Gazprombank	37,098	35,762
Raiffeisen Bank	10,260	25,726
Sberbank	—	7,174
Other	62,579	87,752

Total	612,133	638,914

Kazakh tenge-denominated:
Sberbank	10,416	16,585

Total	10,416	16,585

Turkish lira-denominated:
Other	2,593	9,020

Total	2,593	9,020

Romanian lei-denominated:
Raiffeisen Bank	—	46,055

Total	—	46,055

Total short-term and long-term debt	9,005,129	9,357,887

(a)	Revolving credit lines

In 2010-2013, the Group negotiated revolving credit agreements providing for unrestricted borrowings up to $1,017,404 with several banks. These revolving credit lines allow the Group to withdraw, repay and re-draw in the agreed amounts, timing and number of times until the arrangement expires. Borrowings bear interest at 4.3-11.0% p.a., and are continuously renewable at the Group’s option for 1-4 years provided there is compliance with the terms of the agreement.

As of December 31, 2013, the Group intends to renew obligations in the amount of $128,857 incurred under those agreements for a period extending beyond one year from the balance sheet date. Accordingly, the long-term debt maturing in one year or earlier was excluded from current liabilities because the Group consummated a financing agreement meeting the conditions set forth in FASB ASC 470-10, “Debt” (“ASC 470”), prior to the issuance of the balance sheet.

(b)	Syndicated loan

In September 2010, the Group executed a $2,000,000 syndicated pre-export facility agreement and refinanced its remaining debt obligations under previously obtained credit facilities. The facility was split

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

In December 2012, the Group’s subsidiaries Yakutugol and SKCC and a syndicate of banks coordinated by ING Bank N.V., Société Générale, UniCredit, JSCB Rosbank and ABN AMRO Bank N.V. entered into an amendment and restatement agreement to the existing pre-export facility agreements for a total amount of $1,003,964. The amendments provide that the loan, which was in a monthly repayment phase, will be repayable in equal monthly installments from December 2013 through August 2015. CMP and SUNP repaid the facility in the amount of $252,275 by the end of December 2012. As of December 31, 2013, the amended facilities bear interest rate at LIBOR plus 5.5% p.a.

In December 2013, the Group’s subsidiaries Yakutugol and SKCC and the syndicate of banks signed an amendment agreement that extends the grace period and maturity from December 2013 and August 2015, respectively, till December 2014 and December 2016, respectively. The interest rate remained unchanged. The outstanding balance as of December 31, 2013 and 2012 amounted to $1,003,964.

(c)	VTB facilities

During 2008, VTB provided a short-term ruble-denominated loan to the Group’s subsidiaries (CMP, SKCC and Yakutugol) bearing interest at 12.0% p.a., which was increased by the bank in November 2009 up to 14.6% p.a. for Yakutugol and SKCC and up to 14.0% p.a. for CMP.

In September 2010, the interest rate was decreased to 9.8% p.a. for SKCC. In April 2011, the interest rate was decreased to 8.4% p.a. for SKCC and Yakutugol. In accordance with an amendment to the agreement, the loan should be repaid in November 2012. In April 2012, VTB signed an amendment resulting in a repayment of the facility in four equal installments starting from July 2014 through April 2015. The interest rate was agreed to be MosPrime plus 4.5% p.a. In 2013, the interest rate was decreased to MosPrime plus a margin 3.8% p.a. The outstanding balance as of December 31, 2013 and 2012 was $488,056 and $447,770, respectively.

In April 2013, the Group entered into a 40 billion Russian rubles ($1,281,698 as of the date of agreement) credit facility agreement with VTB for a period of 5 years. The interest rate was agreed to be MosPrime plus 4.95% p.a. The facility allows a 15-month grace period and is to be repaid in equal installments on a quarterly basis. The proceeds were used to refinance existing indebtedness with VTB Bank as well as to refinance other obligations of the companies within the Group (including redemption of ruble bonds). The outstanding balance as of December 31, 2013 was $1,230,422 (including accrued but no paid interests in the amount of $8,272).

In April 2014, the Group and VTB agreed on conditions of restructuring and refinancing of various U.S. dollar, euro and ruble-denominated credit facilities amounting in aggregate to $1,302,948 (at rates as of

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

December 31, 2013) maturing in four years with a grace period till April 2015 (Note 26). The Group reclassified the amount of $303,277 from current liabilities to long-term debt as it has ability and intent to refinance the existing obligation. The interest rate remained unchanged under most credit tranches. In addition, it was agreed that VTB provides a loan to redeem the bonds in the amount up to 3.8 billion rubles ($116,104 as of December 31, 2013). The Group reclassified the amount of $81,439 from current liabilities to long-term debt as it has ability and intent to refinance the existing obligations (Note 10(g)).

During 2010-2013, VTB also provided euro-denominated long-term and short-term loans to the Group, bearing interest at 5.3-5.4% p.a. The outstanding balance as of December 31, 2013 and 2012 was $44,929 and $503,129, respectively.

(d)	Gazprombank facilities

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

In April 2013, Yakutugol and SKCC signed new loan agreements for the $889,000 U.S. dollar-denominated credit facilities resulting in a rescheduling of outstanding short-term balances of $202,443 and $250,000, respectively, maturing in five years with a three year grace period and bearing interest at 7.5% p.a. Yakutugol’s outstanding balance as of December 31, 2013 was $461,889, and unused portion was $27,111. SKCC’s outstanding balance as of December 31, 2013 was $351,264, and unused portion was $48,736.

In April 2012, Yakutugol and SKCC also signed loan agreements with Gazprombank for credit facilities in the amount of $500,000 maturing in five years with a three year grace period bearing interest at 7.5% p.a. The outstanding balance as of December 31, 2013 and 2012 was $500,000.

The obligations under the credit agreement are guaranteed by Mechel OAO, Mechel Mining OAO, SKCC and Yakutugol.

In March 2014, the Group signed an amendment to the euro-denominated loan agreement with Gazprombank (Switzerland) rescheduling the outstanding short-term balance of $37,098 maturing in March 2016. The interest rate was changed to 6M LIBOR plus 5.25% p.a. The Group reclassified the outstanding amount from current liabilities to long-term debt as it has ability and intent to refinance the existing obligations.

(e)	Sberbank facilities

On October 9, 2012, Sberbank opened four credit lines to our subsidiary SKCC in the total amount of 24 billion Russian rubles ($772,258 as of the dates when facilities were obtained) for the purpose of working capital financing, falling due in five years. The repayment should be made in eight equal installments starting from December 2015 through October 2017. As of December 31, 2013 and 2012, the outstanding balance was $692,329 and $452,777, respectively.

Interest is payable at a floating rate varying from 12.1% p.a. to 13.1% p.a. per year for two of six credit lines and from 10.5% p.a. to 11.5% p.a. per year for the other four credit lines. The exact rate applicable to each loan

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

depends on the ratio of SKCC’s revenue and the current amount of the liabilities under the loan. As of December 31, 2013, the interest rates were 12.1% -14.6 % p.a., including the effect of amortization of debt discounting using the effective interest method. The obligations under the credit line agreement are guaranteed by Yakutugol, Mechel Mining OAO and Mechel OAO.

In addition to a 24 billion Russian rubles ($772,258 as of the dates when facilities were obtained) credit facility, during 2009-2013, Sberbank provided long-term and short-term ruble, U.S. dollar, Kazakh tenge and euro-denominated loans to the Group’s subsidiaries bearing interest at 6.2-14.0% p.a. The outstanding balance as of December 31, 2013 and 2012 was $638,299 and $759,766, respectively.

In December 2013, the Group and Sberbank agreed the amendments of loan agreements restructuring for the credit facilities in the amount up to 13 billion Russian rubles ($388,586 as of December 31, 2013) maturing in five years with a grace period till March 2015 bearing interest at 12.0% p.a. for certain credit tranches while for other credit tranches the interest rate remained unchanged. In addition, it was agreed that Sberbank provides a loan to redeem the bonds in the amount up to 12 billion rubles ($369,700 as of December 31, 2013). The Group reclassified the amount of $101,201 from current liabilities to long-term debt as it has ability and intent to refinance the existing obligations (Note 10(g)).

(f)	VEB facility

On October 24, 2013, Elgaugol OOO (“Elgaugol”) and the Russian State Corporation “The Bank for Development and Foreign Economic Affairs” (“VEB”) signed an agreement for a short-term $150,000 credit facility falling due in April 2014. This bridge facility is the first tranche of a $2.5 billion VEB financing for the Elga coal project approved by the VEB’s Supervisory Board in September 2013. The use of proceeds under the facility is limited to the development of the Elga coal project. The facility bears interest at 8% p.a. Elgaugol’s outstanding balance as of December 31, 2013 was $33,348, and unused portion was $116,652.

In March 2014, the Group signed two other agreements with VEB for the remaining tranches financing for the Elga coal project in the total amount of a $2.5 billion to refinance the current credit facility falling due in April 2014 (Note 26). The Group reclassified the amount of $33,348 from current liabilities to long-term debt as it has ability and intent to refinance the existing obligations.

(g)	Bonds

On June 21, 2006, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($184,877 as of the placement date). The bonds were issued at 100% par value. Interest was payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the eighth coupon periods was set as equal to that of the first period. The bondholders had an option to demand repayment of the bonds at par value starting June 21, 2010 and November 16, 2011. The interest rate for the ninth and tenth coupon was set at 8.5% p.a. The interest rate for the eleventh to the fourteenth coupon periods was set at 7.4% p.a. The costs related to the issuance of bonds in the amount of $762 were capitalized and were amortized to interest expense over the term of bonds. The bonds were redeemed on June 12, 2013 in full amount.

On July 30, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($159,154 as of the placement date). The bonds were issued at 100% par

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

value. Interest is payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 19% p.a. The interest rate for the second to the twelfth coupon periods is set as equal to that of the first period. The interest rate for the thirteenth to the sixteenth coupon periods was set at 11.3% p.a. The interest rate for the seventeenth to the twenty-eighth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. Bondholders have an option to demand repayment of the bonds at par value starting January 27, 2014. The obligatory redemption date is July 21, 2016. Bonds are secured by a guarantee issued by Yakutugol. The costs related to the issuance of bonds in the amount of $1,901 were capitalized and were amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2013 was $60,640 and is classified as current debt as the Group has ability and intent to pay off the bonds in case of early redemption.

On October 20, 2009, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,327 as of the placement date). The bonds were issued at 100% par value. Interest was payable every 3 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 12.5% p.a. The interest rate for the second to the twelfth coupon periods was set as equal to that of the first period. The interest rate for the thirteenth to the fourteenth coupon periods was set at 11.3% p.a. The interest rate for the fifteenth to the thirty-sixth coupon periods was set by the Group and made public 5 days before the respective coupon period starts. The obligatory redemption date was October 9, 2018. Bonds were secured by a guarantee issued by Yakutugol. The costs related to the issuance of bonds in the amount of $697 were capitalized and were amortized to interest expense over the term of bonds. The bonds were redeemed on April 19, 2013 in full amount.

On March 16, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($170,443 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.8% p.a. The interest rate for the second to the sixth coupon periods was set as equal to that of the first period. The obligatory redemption date was March 12, 2013. The costs related to the issuance of bonds in the amount of $1,453 were capitalized and are amortized to interest expense over the term of bonds. The bonds were redeemed on March 17, 2013 in full amount.

On April 28, 2010, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($172,044 as of the placement date). The bonds were issued at 100% par value. Interest was payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 9.8% p.a. The interest rate for the second to the sixth coupon periods was set as equal to that of the first period. The obligatory redemption date was April 24, 2013. The costs related to the issuance of bonds in the amount of $320 were capitalized and were amortized to interest expense over the term of bonds. The bonds were redeemed on April 23, 2013 in full amount.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The bondholders have an option to demand repayment of the bonds at par value starting August 27, 2015. The obligatory redemption date is August 25, 2020. The costs related to the issuance of bonds in the amount of $808 were capitalized and are amortized to interest expense over the term of bonds. The balance outstanding as of December 31, 2013 was $305,538 and is classified as long-term debt.

On February 22, 2011, Mechel OAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of 10 billion Russian rubles ($342,996 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.3% p.a. The interest rate for the second to the sixth coupon periods is set as equal to that of the first period. The interest rate for the seventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The costs related to the issuance of bonds in the amount of $2,061 were capitalized and are amortized to interest expense over the redemption date of bonds. The obligatory redemption date is February 9, 2021. The bondholders have an option to demand repayment of the bonds at par value starting February, 2014. The outstanding balance as of December 31, 2013 in the amount of $213,578 for both issues is classified as long-term debt as the Group has ability and intent to refinance the demand repayment under bond option of February 20, 2014 through the credit facilities under Sberbank and VTB loan agreements (Note 13 (c, e)) and additional bond issue in January-February 2014. The remaining balance as of December 31, 2013 in the amounts of $91,960 is classified as short-term debt as the next option to demand repayment is scheduled on August 21, 2014.

On June 9, 2011, Mechel OAO made two issues of 5,000,000 ruble-denominated bonds each in an aggregate principal amount of 10 billion Russian rubles ($361,210 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting May 29, 2016. The obligatory redemption date is May 27, 2021. The costs related to the issuance of bonds in the amount of $1,095 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2013 in amount of $305,538 is classified as long-term debt.

On June 14, 2011, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($179,916 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined upon the issuance based on the bids of buyers and amounted to 8.4% p.a. The interest rate for the second to the tenth coupon periods is set as equal to that of the first period. The interest rate for the eleventh to twentieth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The bondholders have an option to demand repayment of the bonds at par value starting June 3, 2016. The obligatory redemption date is June 1, 2021. The costs related to the issuance of bonds in the amount of $487 were capitalized and are amortized to interest expense over the redemption date of bonds. The balance outstanding as of December 31, 2013 in amount of $152,769 and is classified as long-term debt.

On February 14, 2012, Mechel OAO issued 5,000,000 ruble-denominated bonds in an aggregate principal amount of 5 billion Russian rubles ($167,295 as of the placement date). The bonds were issued at 100% par value. Interest is payable every 6 months in arrears. The interest rate for the first coupon period was determined

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

upon the issuance based on the bids of buyers and amounted to 10.3% p.a. The interest rate for the second to the fourth coupon periods is set as equal to that of the first period. The interest rate for the fifth to sixth coupon periods is set by the Group and made public 5 days before the respective coupon period starts. The costs related to the issuance of bonds in the amount of $573 were capitalized and are amortized to interest expense over the redemption date of bonds. The bondholders have an option to demand repayment of the bonds at par value starting February, 2014. The obligatory redemption date is February 10, 2015. The outstanding balance as of December 31, 2013 in the amount of $152,769 is classified as long-term debt as the Group has ability and intents to refinance the demand repayment under bond option of February 11, 2014 through the credit facilities under VTB loan agreement (Note 13 (c)) and additional bond issue in January-February 2014.

On April 10, 2012, Mechel OAO made five issues of ruble-denominated bonds in an aggregate principal amount of 15 billion Russian rubles ($506,145 as of the placement date). The bonds were issued at 100% par value. Interest was payable every 6 months in arrears. The interest rate for all coupon periods amounted to 11.3% p.a. The obligatory redemption date was April 7, 2015. The costs related to the issuance of bonds in the amount of $252 were capitalized and were amortized to interest expense over the redemption date of bonds. The bonds were redeemed on April 24, 2013 in full amount.

(h)	Other loans

In addition to U.S. dollar-denominated credit facility issued for Yakutugol and SKCC, Gazprombank provided long-term ruble and euro-denominated loans to the Group’s subsidiaries bearing interest at 4.4-11.0% p.a. The outstanding balances as of December 31, 2013 and 2012 were $942,795 and $853,282, respectively.

In addition to a 24 billion Russian rubles ($772,258 as of the dates when facilities were obtained) credit facility, during 2009-2013, Sberbank provided long-term and short-term ruble, U.S. dollar, Kazakh tenge and euro-denominated loans to the Group’s subsidiaries bearing interest at 6.3-14.0% p.a. The outstanding balance as of December 31, 2013 and 2012 was $638,299 and $759,766, respectively.

In 2012, Uralsib Bank provided BMP and Mechel-Trans with long-term U.S. dollar and euro-denominated loans bearing interest at 6.8-7.3% p.a. The outstanding balance as of December 31, 2013 and 2012 was $58,090 and $96,357, respectively. In December 2013, the Group signed the agreements to refinance the existing facilities of BMP and Mechel-Trans, subject to a repayment in different installments during the period of April 2014-February 2015. The Group reclassified the amount of $45,724 from current liabilities to long-term debt as it has ability and intent to refinance the existing obligations.

During 2006-2013, UniCredit Bank provided short-term and long-term U.S. dollar, ruble and euro-denominated loans to the Group’s subsidiaries bearing interest at 2.0-4.8% p.a. The outstanding balance as of December 31, 2013 and 2012 was $118,734 and $306,208, respectively.

During 2007-2013, Fortis Bank provided the Group’s subsidiaries with U.S. dollar and euro-denominated loans bearing interest at 1.6-7.1% p.a. The outstanding balance as of December 31, 2013 and 2012 was $462,976 and $354,617, respectively.

During September 2013, Alfa-bank provided CMP with long-term U.S. dollar-denominated loans bearing interest at 10.9% p.a. in the total amount of $150,000. The outstanding balance as of December 31, 2013 was $150,000. The Group and Alfa-bank signed the amendment to the loan agreement in March, 2014 rescheduling the credit facility under which the loan was repaid in March-April 2014.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

During 2011-2012, Eurasian Development Bank provided Yakutugol with a long-term ruble-denominated loan bearing interest at 11.5% in the total amount of $95,319 (as at the date of agreement). The outstanding balance as of December 31, 2013 and 2012 was $71,322 and $92,227, respectively.

In 2008-2013, ING bank provided the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 1.6-3.8% p.a. The outstanding balance as of December 31, 2013 and 2012 was $67,104 and $85,025, respectively.

In 2009-2012, Raiffeisenbank provided the Group’s subsidiaries with short-term and long-term multi-currency-denominated loans bearing interest at 2.5-5.7% p.a. The outstanding balance as of December 31, 2013 and 2012 was $53,510 and $115,031, respectively.

In 2013, Moscow Credit Bank (“MCB”) provided the Group with a short-term U.S. dollar-denominated loan bearing interest at 8.0% p.a. The outstanding balance as of December 31, 2013 was $105,000.

(i)	Pledges

As of December 31, 2013, the syndicated pre-export credit facilities are secured by 1,010,498 common shares of Yakutugol (25% plus 1 of total common shares) and 9,027,306 common shares of SKCC (25% plus 1 of total common shares).

The indebtedness under the credit facilities with Gazprombank is secured by the pledge of 1,010,498 common shares of Yakutugol (25% plus 1 of total common shares), 9,027,306 common shares of SKCC (25% plus 1 of total common shares) and 62,533 common shares of KMP (25% plus 1 of total common shares) as of December 31, 2013.

The indebtedness under the credit facility of $1,230,422 with VTB is secured by the pledge of 3,644,450,001 common shares of Mechel Mining OAO (25% plus 1 of total common shares) as of December 31, 2013.

The indebtedness under the long-term credit facility provided by Sberbank to CMP totaling $458,306 and $493,865 as of December 31, 2013 and 2012, respectively, is secured by the pledge of 1,866,711 common shares of BMP (25% plus 1 share of total common shares) and 3,644,450,001 common shares of Mechel Mining OAO (25% plus 1 share of total common shares).

The indebtedness under the long-term credit facility provided by Fortis to CMP totaling $396,681 and $282,130 as of December 31, 2013 and 2012, respectively, is secured by the pledge of 632,393 common shares of CMP (20% of total common shares).

The indebtedness under the long-term credit facility of $51,429 provided by UniCredit Bank to MTAG is secured by the pledge of 109,552 common shares of USP (20% of total common shares) and 632,393 common shares of CMP (20% of total common shares) as of December 31, 2013.

The indebtedness under the long-term credit facilities of $796,546 provided by Gazprombank to CMP, Mechel Service, Mechel-Energo, BMP, USP are secured by the pledge of 266,911 common shares of Izhstal (25% plus 1 of total common shares) and 136,942 common shares of USP (25% plus 1 of total common shares) as of December 31, 2013.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The indebtedness under the credit facility provided by Alfa-Bank in August 2013 to CMP totaling $150,000 as of December 31, 2013 is secured by the pledge of 5,210,442 common shares and 8,504 preferred shares of BMP (65% of total shares) and 3,548,999 common shares of Port Posiet (25% minus 1 of total shares).

The indebtedness under the long-term credit facility of $70,937 provided by Uralsib Bank in December 2013 to USP and BMP is secured by the pledge of 27,380 common shares of USP (5% plus 1 of total common shares).

The indebtedness under the credit facility of $33,348 provided by VEB to Elgaugol is secured by the pledge of 75,038 common shares of KMP (30% of total common shares) and 49% of Elgaugol share.

The indebtedness under the long-term loan agreement concluded between the Group and Sberbank for the bonds restructuring and loan refinancing totaling up to 25 billion Russian rubles ($768,431 as of December 31, 2013) as of December 31, 2013 is secured by the pledge of 3,644,450,001 common shares of Mechel Mining OAO (25% plus 1 share of total common shares).

As of December 31, 2013 and 2012, the carrying value of property, plant and equipment pledged under the loan agreements amounted to $935,251 and $1,208,167, respectively. Carrying value of inventories pledged under the loan agreements amounted to $27,165 and $111,723 as of December 31, 2013 and 2012, respectively. Accounts receivable pledged as of December 31, 2013 and 2012 amounted to $11,995 and $17,359, respectively. Cash pledged under the loan agreements amounted to nil and $2,340 as of December 31, 2013 and 2012, respectively.

(j)	Covenants

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Prior to receiving the waivers described below, the Group was required to comply with the following ratios under the most significant loan agreements as of December 31, 2013:

Restrictive covenant	Requirement	Actual as of 31 December, 2013
Mechel’s Adjusted Shareholders Equity, as defined in respective loan agreements	Greater than or equal to $4,000,000	$4,531,868
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.0:1.0	0.9:1.0
Mechel’s Net Borrowings	Not exceed $11,000,000	$9,162,143

Mechel Mining’s Adjusted Shareholders Equity, as defined in respective loan agreements	Greater than or equal to $3,700,000	$3,968,083
Mechel Mining’s EBITDA to Net Interest Expense	Shall not be less than 1.0:1.0	1.8:1.0
Mechel Mining’s Net Borrowings	Not exceed $4,300,000	$3,989,996

As of December 31, 2013, the Group was not in compliance with financial covenants under various loan agreements, but, during April-May 2014, received appropriate consents and covenant amendments from the banks. Specifically, the Group received, after December 31, 2013, consents and covenant amendments relating to the following breaches under the most significant long-term and short-term loan arrangements totaling $2,741,650:

•	The Group would not have been in compliance with “EBITDA to Net Interest Expenses” ratio set at a level not less than 1.0:1.0, while the actual “EBITDA to Net Interest Expenses” ratio was 0.9:1.0.

One of the waivers that the Group received from Sberbank is subject to the fulfilment of certain conditions before June-July 2014. Management believes that it is probable that such conditions will be met.

In addition, Mechel OAO was not in compliance with “EBITDA to Net Interest Expenses” ratio set by the credit facility agreements signed with Bank of China. Under this agreement, the Group had $12,833 of borrowings repayable within the next twelve months.

The loan agreements set restrictions on the distribution of the Group’s earnings for the dividend payments on ordinary and preferred shares if: (i) the Group’s ratio of “Net Borrowings to EBITDA” exceeds or equal to 3.0:1.0; (ii) the amount of dividends on ordinary shares exceeds 20% of net profit for the year; (iii) the amount of dividends on preferred shares exceeds 20% of net profit for the respective year, and (iv) the amount of dividend on preferred shares exceeds 7,500,000 Russian rubles ($245) in a year when the Group incurs a loss.

In accordance with the Group’s projections, the Group has both intent and ability to meet the covenants during and for the period ending December 31, 2014, and net operating cash flows generated by the Group in 2014 will be sufficient to finance capital investments and pay interest on debt in 2014. The Group is negotiating with some of its creditors to refinance and amend the terms and conditions of its existing debt to extend maturities beyond December 31, 2014. Based on negotiations conducted to date, the management believes that it will successfully refinance or restructure its short-term debt. As a result, no reclassification of long-term debt to short-term liabilities due to covenant violations as of December 31, 2013 has been made.

As of May 15, 2014, management has succeeded in obtaining additional financing by reaching the agreements with VTB and MCB (Note 26).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

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

(a)	Assets and liabilities measured at fair value on a recurring basis

The Group has segregated all financial assets and liabilities that are measures at fair value on a recurring basis as of December 31, 2013 and 2012 into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below:

December 31, 2013	Level 1	Level 2	Level 3	Fair Value Measurements
Assets:
Available-for-sale securities	374	—	—	374

Total assets	374	—	—	374

Liabilities:
Contingent liability	—	—	(27,718)	(27,718)
Swap transaction	—	(12,466)	—	(12,466)
Option	—	(12,668)	—	(12,668)

Total liabilities	—	(25,134)	(27,718)	(52,852)

December 31, 2012	Level 1	Level 2	Level 3	Fair Value Measurements
Assets:
Available-for-sale securities	2,989	—	—	2,989

Total assets	2,989	—	—	2,989

Liabilities:
Contingent liability	—	—	(25,665)	(25,665)
Swap transaction	—	(14,257)	—	(14,257)
Option	—	(23,623)	—	(23,623)

Total liabilities	—	(37,880)	(25,665)	(63,545)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

To determine the fair value of available-for-sale securities quoted market prices in active markets for identical assets were used by the Group and they were considered as Level 1 inputs.

On July 12, 2011, the Group entered into a non-deliverable cross currency 5 billion Russian rubles swap agreement with VTB Bank (Austria). The termination date of the swap is August 28, 2015. The underlying instrument for the swap transaction is a 5 billion Russian rubles bond bearing interest at 10% and maturing on August 25, 2020 (put option date — September 1, 2015) issued by Mechel OAO on September 7, 2010. Under the terms of the agreement, VTB Bank pays interest of 10% p.a. at 5 billion Russian rubles notional amount, the Group pays interest of 5.69% p.a. on $176,367 notional amount. Interest is paid on a semi-annual basis with the first payment on March 2, 2012. On the termination date, VTB Bank pays to the Group the notional amount of 5 billion Russian rubles, and the Group pays to VTB Bank the notional amount of $176,367. The business objective of this instrument is to decrease the effective interest rate for a 5 billion Russian rubles bond during the year ending December 31, 2013 via a positive net cash inflow from interest payments under the swap instrument according to the Group’s expectations about U.S. dollar and ruble exchange rate fluctuations.

The Group accounts for the above mentioned swap instrument at fair value as a derivative instrument not designated or qualifying as a hedging instrument under ASC 815. For the year ended December 31, 2013, $1,791 gain related to the change in the fair value of this swap instrument was included in the net foreign exchange gain (loss) in the accompanying consolidated statement of operations and comprehensive income (loss) and consolidated statements of cash flows. As of December 31, 2013, the fair value of this swap instrument was recorded in Other long-term liabilities in the amount of $12,466.

The fair value of the Group’s swap contract is valued based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes have been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

In October 2012 and March 2013, SKCC entered into cross currency options with Sberbank. The options are contracted in respect of four facilities totaling to 20.9 billion Russian rubles ($638,574 at the exchange rate as of December 31, 2013), falling due on October 6, 2017. The ruble-denominated facilities bear floating interest at a rate of 10.5%-11.5% p.a. The options are designed to convert the ruble notional amount into U.S. dollars at a pre-determined strike exchange rate (6.5 billion Russian rubles — at the exchange rate of 31.04 Russian rubles per 1 U.S. dollar, 5.0 billion Russian rubles — at the exchange rate of 30.80 Russian rubles per 1 U.S. dollar, 1.5 billion Russian rubles — at the exchange rate of 31.00 Russian rubles per 1 U.S. dollar, 7.9 billion rubles — at the exchange rate of 30.64 rubles per 1 U.S. dollar) when the barrier exchange rate (indicated at Reuters) achieves 50 Russian rubles per 1 U.S. dollar. Simultaneously, the interest rate is modified into floating 10.0% - 11.0% p.a. After the triggering event, all future payments will be in U.S. dollars. The business objective of this instrument is the decrease in interest rate on the ruble-denominated facilities based on the Group’s expectations about U.S. dollar and ruble exchange rate fluctuations.

The Group accounts for the above mentioned option at fair value as a derivative instrument not designated or qualifying as a hedging instrument under ASC 815. For the year ended December 31, 2013, $21,528 gain related to the change in the fair value of this option was included in the net foreign exchange gain (loss) in the accompanying consolidated statement of operations and comprehensive income (loss). As of December 31, 2013, the fair value of this option was recorded in Other long-term liabilities in the amount of $12,668.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The fair value of the Group’s option contract is measured based upon quotes obtained from counterparties to the agreements and is designated as Level 2. Such quotes have been derived using discounted cash flows analysis that incorporates observable market parameters for all significant inputs such as interest yield curves and currency rates.

The contingent liability measured at fair value is represented by the Drilling Program contingent liability with the maturity date of May 7, 2014, which was calculated using estimated tonnage of coal in-place determined by the independent appraiser. The present value of this liability was determined using an 8% discount rate, stated in the agreement for actual settlement of contingent obligation, which represents the estimate of the amount that would have been paid if the Group had settled the liability at the balance sheet date (Note 25(e)).

The Group’s model inputs used involve significant management judgment. Such assets and liabilities are typically classified within Level 3 of the fair value hierarchy. The table below sets forth a summary of changes in the fair value of Group’s Level 3 financial liability for the years ended December 31, 2013, 2012 and 2011:

Contingent liability
Balance at beginning of 2011	(21,999)
Loss resulting from remeasurement of contingent liability (Note 25)	(1,760)
Transfers in and out of Level 3	—

Balance at beginning of 2012	(23,759)

Loss resulting from remeasurement of contingent liability (Note 25)	(1,906)
Transfers in and out of Level 3	—

Balance at beginning of 2013	(25,665)
Loss resulting from remeasurement of contingent liability (Note 25)	(2,053)
Transfers in and out of Level 3	—

Balance at end of year	(27,718)

(b)	Fair value of assets and liabilities not measured at fair value

As of December 31, 2013, the fair value of variable and fixed rate long-term loans (based on future cash flows discounted at current long-term market rates available for corporations) was as follows:

As of December 31, 2013	Estimated fair value	Level 1	Level 2	Carrying value incl. interest accrued
Russian ruble-denominated debt	4,262,088	607,275	3,654,813	4,582,365
U.S. dollar-denominated debt	2,422,450	—	2,422,450	2,545,557
Euro-denominated debt	402,607	—	402,607	470,487

Total long-term debt	7,087,145	607,275	6,479,870	7,598,409

The fair value of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, short-term borrowings, bank financing, equipment financing contracts and other financial instruments not included in the tables above approximates carrying value.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The Group assessed the maximum amount of loss due to credit risk that would be incurred if the parties that make up a concentration of credit risk failed to perform according to the terms of contracts and consider the probable amount of such loss immaterial for the periods presented in these financial statements.

Assets and liabilities at fair value on nonrecurring basis

The nonrecurring fair value measurements for the calculation of impairment charges were developed using significant unobservable inputs (Level 3). Assumptions used by management were similar to those that would be used by market participants performing valuations of these reporting units and are described in Note 23. Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group during the year ended December 31, 2013, the impairment of long-lived assets of $38,310 for the year ended December 31, 2013 was recognized to reduce the carrying amount of goodwill and the impairment of long-lived assets of $1,036,386 for the year ended December 31, 2013 was recognized to reduce the carrying amount of the assets and liabilities of the discontinued operations to their fair value less costs to sell.

The nonrecurring fair value measurements for the calculation of discontinued operations (fair value less cost to sell) were developed based on the selling prices under the relevant sale and purchase agreements that approximate the fair value. The results are described in Note 3 (c).

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

The following table presents the movements in asset retirement obligations for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Asset retirement obligation at beginning of year	48,720	41,772	52,606
Liabilities incurred in the current year	17,509	—	—
Liabilities disposed in the current year	(677)	—	—
Liabilities settled in the current year	(2,216)	(1,957)	(4,551)
Accretion expense	5,014	4,369	5,897
Revision in estimated cash flow	(5,787)	2,352	(10,779)
Translation difference	(3,427)	2,184	(1,401)

Asset retirement obligation at end of year	59,136	48,720	41,772

Liabilities incurred during the year ended December 31, 2013 are mainly represented by the obligations arising from development of the Elga coal deposit in the amount of $17,509.

Revision in estimated cash flow represented the effect of the changes resulting from the management revisions to the timing and/or the amounts of the original estimates, and is recorded through an increase or

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

decrease in the value of the underlying non-current assets. The effects of revisions in estimated cash flows relate mainly to continuous refinement of future asset removal activities and restoration costs at SKCC, SUNP and Yakutugol during the year ended December 31, 2013, at SKCC and Yakutugol during the year ended December 31, 2012, at Izhstal and Yakutugol during the year ended December 31, 2011 as assessed by the Group with the help of independent environmental engineers.

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

As of December 31, 2013, there were 57,492 active participants under the defined benefit pension plans and 33,513 pensioners receiving monthly pensions or other regular financial support from these plans. As of December 31, 2012, the related figures were 67,597 and 38,116, respectively. The majority of employees at the Group’s major subsidiaries belong to the trade unions.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The total number of the BCG Companies’ employees and their dependents eligible for benefits as of December 31, 2013 was 364 and the total number of retirees and their dependents was 175. As of December 31, 2012, the related figures were 565 and 157, respectively. The majority of employees belong to the United Mine Workers of America (UMWA).

Actuarial valuation of pension and other post employment and postretirement benefits was performed in March 2014, with the measurement date of December 31, 2013. Members’ census data as of that date was collected for all relevant business units of the Group.

Pension costs determined by the Group are supported by an independent qualified actuary, and are charged to the statements of operations and comprehensive income (loss) ratably over employees’ working service with the Group.

As of December 31, 2013 and 2012, net projected benefit obligation and other postretirement benefit obligations amounted to $162,112 and $185,986, respectively.

(a)	Projected benefit obligation

The movements in the projected benefit obligation (“PBO”) were as follows during the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Projected benefit obligation at beginning of year	141,893	110,697	146,735
Service cost	3,952	3,682	5,684
Interest cost	8,453	8,475	11,451
Obligations arising from acquisitions and other	510	13,883	137
Benefits paid	(11,750)	(15,716)	(12,582)
Actuarial (gain) loss	(11,355)	13,849	2,416
Plan amendments	—	3,290	274
Curtailment gain	(5,710)	(2,999)	(38,226)
Translation difference	(7,524)	6,732	(5,192)

Projected benefit obligation at end of year	118,469	141,893	110,697

Plan assets
Fair value of plan assets at beginning of year	5,411	—	—
Employer contributions	278	—	—
Benefits paid	(1,046)	—	—
Expected return on plan assets	209	—	—
Actuarial gains on plan assets	535	—	—
Plan assets arising from acquisitions	—	5,411	—
Translation difference	203	—	—

Fair value of plan assets at the end of year	5,590	5,411	—

Funded status	(112,879)	(136,482)	(110,697)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Upon the acquisition of Cognor on September 25, 2012 (Note 3(a)), the Group recognized additional pension obligation in the amount of $8,472, including projected benefit obligation of $13,883 and plan asset of $5,411.

The curtailment gain of $5,710 was recognized in 2013 due to disposal of Mechel Targoviste S.A., Mechel Campia Turzii S.A., Ductil Steel, Laminorul S.A., TPP Rousse and redundancies at Mechel-Remservice, SUNP and DEMP. The actuarial gain of $11,355 in 2013 was recognized as a result of changes in assumptions, including the increase in discount rates and retirement ages, and the decrease in inflation rate.

The curtailment gain of $2,999 was recognized in 2012 due to the redundancies at Romanian entities, the redundancies and the termination of provision of the financial support to future pensioners at SUNP. The actuarial loss of $13,849 in 2012 was recognized as a result of changes in assumptions, including the decrease in discount rates and the decrease in mortality rates.

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

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Plan assets, net of current portion	—	—
Pension obligation, current portion	17,608	17,424
Pension obligation, net of current portion	95,271	119,058

Total net pension obligation	112,879	136,482

The components of net periodic benefit cost were as follows for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Service cost	3,952	3,682	5,684
Amortization of prior service cost	1,731	1,922	1,444
Interest cost	8,453	8,475	11,451
Amortization of actuarial gain	(3,334)	(4,301)	(4,522)
Curtailment gain	(6,760)	(1,691)	(38,711)
Expected returns on assets	(209)	—	—

Net periodic benefit cost	3,833	8,087	(24,654)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The PBO, accumulated benefit obligation, fair value of plan assets and funded status were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Projected benefit obligation	118,469	141,893
Accumulated benefit obligation	95,339	131,482
Fair value of plan assets	5,590	5,411

Funded status	(112,879)	(136,482)

Amounts recognized in accumulated other comprehensive income (“AOCI”) were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Net gain	(40,286)	(35,703)
Prior service cost	7,251	9,790
Translation difference	147	(437)

Total amount recognised in AOCI	(32,888)	(26,350)

The change in the PBO recognized in OCI was as follows for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Additional (gain) loss arising during the year	(11,890)	13,849	2,416
Less re-classified (gain) loss amortization	(4,538)	(3,103)	(4,177)
Additional prior service cost (credit) from plan amendment	—	3,290	274
Less re-classified prior service cost amortization	1,886	2,032	613
Translation difference	2,700	(161)	84

Net amount recognised in other comprehensive income for the year	(6,538)	18,049	6,338

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The key actuarial assumptions used to determine benefit obligations were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Discount rate
Russian entities	7.90%	7.00%
German entities	3.20%	3.00%
Austrian entities	3.50%	3.75%
Expected return on plan assets
Austrian entities	3.50%	3.75%
Rate of compensation increase
Russian entities	6.58%	6.88%
German entities	4.00%	4.00%
Austrian entities	3.50%	3.50%

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2013 and 2012:

	2013	2012
Discount rate
Russian entities	7.00%	8.00%
German entities	3.00%	5.14%
Austrian entities	3.75%	4.75%
Expected return on plan assets
Austrian entities	3.75%	4.75%
Rate of compensation increase
Russian entities	6.88%	6.88%
German entities	4.00%	4.00%
Austrian entities	3.50%	3.50%

The results of sensitivity analysis of PBO as of December 31, 2013 are presented below:

Change in PBO as of December 31, 2013 % from the “Base Case” PBO
Discount rate of 1% p.a. lower than “base case”	6.6%
Salary growth of 1% p.a. higher than “base case”	2.6%
Staff turnover rate plus 3% p.p. for all ages	(7.6%)

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2014:

2014
Transition obligation (asset)	—
Net gain	(2,969)
Prior service cost	1,536

Total amounts expected to be recognized during 2014	(1,433)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2014	2015	2016	2017	2018	2019-2023	Total
Pensions (including monthly financial support)	4,324	4,009	4,089	4,119	4,168	19,616	40,325
Other benefits	13,284	4,901	5,215	5,512	5,468	26,377	60,757

Total expected benefits to be paid	17,608	8,910	9,304	9,631	9,636	45,993	101,082

Plan assets

The asset allocation of the investment portfolio was as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Debt instruments	2,882	2,539
Equity instruments	1,517	1,504
Property	212	217
Cash and cash equivalents	582	693
Other assets	397	458

Total plan assets	5,590	5,411

The investment strategy employed by the Group includes an overall goal to attain a maximum investment return with a strong focus on limiting the amount of risk taken. The strategy is to invest with a medium- to long-term perspective while maintaining a level of liquidity through proper allocation of investment assets. Investment policies include rules to avoid concentrations of investments.

The vast majority of plan assets are measured using quoted prices in active markets for identical assets (Level 1 assets).

The investment portfolio is primarily comprised of debt and equity instruments. Real estate and other alternative investments asset can be included when these have favorable return and risk characteristics.

Debt instruments include investment grade and high yield corporate and government bonds with fixed yield and mostly short- to medium maturities.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Equity instruments include selected investments in equity securities listed on active exchange market. The valuation of debt and equity securities is determined using a market approach, and is based on an unadjusted quoted prices.

The expected return on plan assets takes into account historical returns and the weighted average of estimated future long-term returns based on capital market assumptions for each asset category.

(b)	Other postretirement benefit obligations

Upon the acquisition by the Group of the BCG Companies on May 7, 2009, the Group recognized the healthcare postretirement benefit obligations. The movements in accumulated postretirement benefit obligation were as follows during the year ended December 31, 2013, 2012and 2011:

	2013	2012	2011
Accumulated postretirement benefit obligation at beginning of year	49,504	44,772	40,534
Service cost	1,131	2,106	1,956
Interest cost	2,172	2,300	2,132
Actuarial (gain) loss	(2,109)	2,516	2,044
Benefits paid	(1,465)	(2,190)	(1,894)

Accumulated postretirement benefit obligation at end of year	49,233	49,504	44,772

Amounts recognized in the consolidated balance sheets were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Postretirement obligation, current portion	1,813	1,731
Postretirement obligation, net of current portion	47,420	47,773

Total postretirement obligation	49,233	49,504

The components of net periodic benefit cost were as follows for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Service cost	1,131	2,106	1,956
Amortization of net loss	797	670	603
Interest cost	2,172	2,300	2,132

Net periodic benefit cost	4,100	5,076	4,691

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

A summary of accumulated postretirement benefit obligation, employer contributions, benefits paid and funded status were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Accumulated postretirement benefit obligation at end of year	49,233	49,504
Employer contributions	1,465	2,190
Benefits paid	(1,465)	(2,190)
Funded status at end of year	(49,233)	(49,504)

Amounts recognized in AOCI were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Net actuarial loss	17,114	20,020

The changes in assets and benefit obligations recognized in other comprehensive income were as follows as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012	December 31, 2011
Net actuarial (loss) gain	(2,109)	2,516	2,044
Amortization of actuatial gain	(797)	(670)	(603)

Total recognized in other comprehensive income	(2,906)	1,846	1,441

Other information used in actuarial valuation as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Market-related value of assets as of beginning of fiscal period	—	—
Amount of future annual benefits of plan participants covered by insurance contracts issued by the employer or related parties	—	—
Alternative amortization methods used
Prior service cost	N/A	N/A
Unrecognized net (gain) loss	None	None
Employer commitments to make future plan amendments (that serve as the basis for the employer`s accounting for the plan)	None	None

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The key actuarial assumptions used to determine benefit obligations at December 31, 2013 and 2012:

	2013	2012
Discount rate	5.37%	4.48%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	N/A	N/A
Healthcare cost trend rate	8.50%	9.00%
Ultimate rate	5.00%	5.00%
Number of years to reach ultimate rate	6	7

The key actuarial assumptions used to determine net benefit cost for the years ended December 31, 2013 and 2012:

	2013	2012
Discount rate	4.48%	5.20%
Expected return on plan assets	N/A	N/A
Healthcare cost trend assumed for the subsequent year	9.00%	9.50%
Ultimate rate	5.00%	5.00%
Number of years to reach ultimate rate	8	9

The results of sensitivity analysis of postretirement benefit obligations as of December 31, 2013 are presented below:

Change in postretirement benefit obligations as of December 31, 2013
Annual effect of 1% point increase in healthcare cost trend on:
Service and interest cost components	797
Accumulated postretirement benefit obligation	9,333
Annual effect of 1% point decrease in healthcare cost trend on:
Service and interest cost components	(598)
Accumulated postretirement benefit obligation	(7,293)

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during the year ended December 31, 2014:

2014
Transition obligation (asset)	—
Net loss	651
Prior service cost (credit)	—

Total amounts expected to be recognized during 2014	651

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2014	2015	2016	2017	2018	2019-2023	Total
Estimated future benefit payments reflecting expected future service	1,813	1,874	1,944	1,984	2,021	10,892	20,528

17.	FINANCE LEASES

In 2009-2013, several subsidiaries of the Group entered into agreements with third parties for the lease of transport and production equipment. The leases were classified as finance (capital) leases in accordance with FASB ASC 840, “Leases” (“ASC 840”), as they contain a bargain purchase option and the title to the leased equipment transfers to the lessee at the end of the lease term.

As of December 31, 2013 and 2012, the net book value of the leased assets was as follows:

	December 31, 2013	December 31, 2012
Transport equipment and vehicles	592,371	562,092
Operating machinery and equipment	168,779	160,017
Construction in progress	540	13,989
Less: accumulated depreciation	(173,284)	(117,224)

Net value of property, plant and equipment, obtained under capital lease agreements	588,406	618,874

The carrying amount and maturities of capital lease liabilities as of December 31, 2013 were as follows:

	Total payable	Interest	Net payable
Payable in 2014	174,182	(51,367)	122,815
Payable in 2015	139,489	(34,612)	104,877
Payable in 2016	95,040	(22,313)	72,727
Payable in 2017	76,498	(12,759)	63,739
Payable in 2018	59,640	(4,169)	55,471
Payable thereafter	73	(2)	71

Total capital lease liabilities	544,922	(125,222)	419,700

The discount rate used for the calculation of the present value of minimum lease payments equals the implicit rate for the lessor and varies on different groups of equipment from 7.0% p.a. to 16.4% p.a. (U.S. dollar-denominated contracts), from 7.6% p.a. to 26.4% p.a. (euro-denominated contracts) and from 5.3% p.a. to 26.3% p.a. (ruble-denominated contracts). Interest expense charged to the accompanying Group’s statements of operations and comprehensive income (loss) in 2013 and 2012 amounted to $62,730 and $69,388, respectively.

In 2011-2013, the Group signed several finance lease contracts under which leased property was expected to be received in 2014-2019. The total amount of commitments under these lease contracts as of December 31, 2013 is equal to $86,317.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

18.	EQUITY

(a)	Capital stock

The capital stock of Mechel OAO consists of 497,969,086 authorized common shares with par value of 10 Russian rubles (approximately $0.0003), of which 416,270,745 common shares were outstanding as of December 31, 2013 and 2012.

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

In accordance with applicable legislation, Mechel and its subsidiaries can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the statutory financial statements of both Russian and foreign Group’s subsidiaries. Dividends from Russian companies are generally subject to a 9% withholding tax for residents and 15% for non-residents, which could be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

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

Approximately $6,104,529 and $9,370,410 of statutory undistributed earnings were available for dividends as of December 31, 2013 and 2012, respectively.

On June 20, 2013, one of the Group’s subsidiaries declared a dividend of 285,105 thousand Russian rubles ($8,876) to its common shareholders and, on June 28, 2013, Mechel declared 4,163 thousand Russian rubles ($127) to the holders of preferred shares for 2012. In August 2013, the dividends on preferred shares declared for 2012 were paid in full amount.

On June 6, 2012, Mechel declared a dividend of 5,959 million Russian rubles ($180,909) to its shareholders for 2011, out of which $79,056 was subject to the distribution to the holders of preferred shares. During 2012, the dividends declared for 2011 were paid in full amount.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

(d)	Earnings per share

Net income (loss) per common share for all periods presented was determined in accordance with FASB ASC 260, “Earnings Per Share” (“ASC 260”), by dividing income (loss) available to shareholders by the weighted average number of shares outstanding during the three years ended December 31:

	2013	2012	2011
Net (loss) income from continuing operations	(1,564,396)	(1,059,046)	831,473
Less: Net income from continuing operations attributable to noncontrolling interests	(5,543)	(23,510)	(76,252)
Dividends paid on preferred stock	(127)	(79,056)	(78,281)

Net (loss) income from continuing operations attributable to common shareholders of Mechel OAO	(1,570,066)	(1,161,612)	676,940
Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

(Loss) earnings per share from continuing operations (in U.S. dollars)	(3.77)	(2.79)	1.63

	2013	2012	2011
Net loss from discontinued operations	(1,358,571)	(605,839)	(28,026)
Less: Net loss from discontinued operations attributable to noncontrolling interests	496	23,827	690

Net loss from discontinued operations attributable to common shareholders of Mechel OAO	(1,358,075)	(582,012)	(27,336)
Total weighted average number of shares outstanding during the period	416,270,745	416,270,745	416,270,745

Loss per share effect of discontinued operations (in U.S. dollars)	(3.26)	(1.40)	(0.07)

Net loss (income) attributable to common shareholders of Mechel OAO for the years ended December 31, 2013, 2012 and 2011 has been computed by adding (deducting) the dividends on preferred shares for the years then ended, declared on June 28, 2013, June 30, 2012 and June 30, 2011 in the amount of $127, $79,056 and $78,281, respectively, to (from) net loss (income) attributable to shareholders of Mechel OAO.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The total weighted-average number of common shares outstanding during the period was as follows:

Dates outstanding	Shares outstanding	Fraction of period (days)	Weighted-average number of shares

2011:
Common shares: January 1 — December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

2012:
Common shares: January 1 — December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

2013:
Common shares: January 1 — December 31	416,270,745	365	416,270,745

Total weighted average shares outstanding during the period	416,270,745		416,270,745

There were no dilutive securities issued as of December 31, 2013, 2012 and 2011.

(e)	Acquisitions of noncontrolling interests

In November 2013, the Group purchased 1.31% of Mechel Mining OAO from the Controlling Shareholder for $57,986 cash consideration. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired of $54,952 was attributed to additional paid-in capital. The acquired shares were pledged under the credit agreement between the seller and Gazprombank as of the date of transaction but the pledge was released by the end of the year. The Group has 99.999995% of voting shares of Mechel Mining as of December 31, 2013.

During the period from August 2013 through November 2013, the Group purchased 4.40% of KMP from non-controlling shareholders for $29,158 cash consideration. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $8,720, was attributed to additional paid-in capital. The indebtedness of the Group under the share purchase agreement was secured by the pledge of 5,726 common shares of KMP (2.3% of total common shares).

In March 2013, the Group purchased 0.21% of Tomusinsk Open Pit Mine (“TOPM”) from noncontrolling shareholders for $33 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $619, was attributed to additional paid-in capital.

In March 2012, the Group purchased 0.03% of BMP from noncontrolling shareholders for $33 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $21, was attributed to additional paid-in capital.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In October 2012, the Group purchased 1.63% of Izhstal from noncontrolling shareholders for $595 paid in cash. The transaction was accounted for as an equity transaction, and the difference between the fair value of the consideration paid and share of carrying value of net assets acquired, of $160, was attributed to additional paid-in capital.

On different dates from January through December 2011, the Group acquired 0.03% of voting shares of Tomusinsky Open Pit and 0.02% of voting shares of SKCC from third parties for $4 and for $283, respectively, paid in cash. The transactions were accounted for as equity transactions.

19.	INCOME TAXES

(Loss) income from continuing operations, before income tax and discontinued operations attributable to different jurisdictions was as follows:

	Years ended December 31,
	2013	2012	2011
Russia	(608,551)	(617,919)	1,419,818
Switzerland	(583,963)	2,394	(57,874)
British Virgin Islands	38,129	16,808	5,467
Romania	(87,006)	(340,988)	(161,294)
Lithuania	1,048	(10,832)	(1,542)
Kazakhstan	(4,524)	(13,107)	10,558
USA	(101,977)	(114,985)	36,397
Other	(163,910)	212,428	(53,845)

Total	(1,510,754)	(866,201)	1,197,685

	Years ended December 31,
	2013	2012	2011
Current income tax expense (benefit)
Russia	106,032	238,207	320,700
Switzerland	312	(4,369)	8,919
Romania	—	(94)	1,153
Lithuania	—	—	—
Kazakhstan	—	—	700
USA	(527)	8	31
Other	3,061	6,812	15,355

	108,878	240,564	346,858
Deferred income tax expense (benefit)
Russia	4,120	16,193	18,414
Switzerland	(2,187)	1,434	(999)
Romania	—	(14,450)	(592)
Lithuania	6	(116)	234
Kazakhstan	195	327	294
USA	(54,430)	(54,773)	2,052
Other	(2,940)	3,666	(49)

	(55,236)	(47,719)	19,354

Total income tax expense	53,642	192,845	366,212

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In January 2013, the Group created the consolidated group of taxpayers in accordance with additions to part one of the Tax code of the Russian Federation, under the Federal law of the Russian Federation of November 16, 2011 No. 321-FZ. As of January 1, 2013, the consolidated group of taxpayers consisted of 16 subsidiaries of the Group, together with Mechel OAO, which is the responsible taxpayer under the agreement. As of January 1, 2014, the number of subsidiaries included in the consolidated group of taxpayers increased to 20 participants.

For subsidiaries which are not included in the consolidated group of taxpayers, income taxes are calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognized in the accompanying consolidated financial statements in the amount determined by the Group in accordance with ASC 740.

Taxes represent the Group’s provision for profit tax. During 2011-2013, income tax was calculated at 20% of taxable profit in Russia, at 10.8% in Switzerland, at 16% in Romania, at 15% in Lithuania, at 20% in Kazakhstan. The Group’s subsidiaries incorporated in Liechtenstein and British Virgin Islands are exempt from profit tax. In June 2011, new amendments in the tax legislation of the U.S. resulted in the decrease in tax rate to 39.55% in 2013, 40.0% in 2012 from 40.5% in 2009-2011. Amendments in the tax legislation of the United Kingdom resulted in the decrease in tax rate from 24% in 2010-2012 to 23% since 1 April 2013 and to 21% since 1 April 2014. In December 2010 the tax legislation of Ukraine was amended to decrease the statutory income tax rate gradually from 25% in 2010 to 23% from April 1, 2011, 21% from January 1, 2012, 19% from January 1, 2013 and 16% from January 1, 2014 and thereafter.

The changes in income tax rates are effective from January 1 in each of the respective years. For the years ended December 31, 2013, 2012 and 2011, the effect of these changes in the total amount of $5,125, $7,976 and $6,569 respectively, was recognized as a decrease in the income tax expense in the Group’s statement of operations and comprehensive income (loss).

The reconciliation between the income tax (benefit) expense computed by applying the Russian enacted statutory tax rates to the income from continuing operations before tax and non-controlling interest, to the income tax expense reported in the financial statements is as follows:

	Years ended December 31,
	2013	2012	2011
Theoretical income tax (benefit) expense computed on income before taxes at Russian statutory rate (20%)	(302,151)	(173,240)	239,537
Effects of other jurisdictions and permanent differences:
Non-deductible expenses and non-taxable income, net	135,599	240,708	11,905
Social expenditures	4,629	3,822	9,331
Change in valuation allowance	185,675	123,758	71,928
Change in unrecognized tax benefits under ASC 740	61,230	17,598	(2,285)
Different tax rates in foreign jurisdictions	(20,448)	(15,370)	8,324
Fines and penalties related to taxes	631	5,988	2,122
Change in tax rate and tax legislation	(5,125)	(7,976)	(4,135)
Effect from intragroup transactions	—	—	28,002
Effect from disposal of subsidiaries	16,874	—	—
Other permanent differences	(23,272)	(2,443)	1,483

Income tax expense, as reported	53,642	192,845	366,212

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

The deferred tax balances were calculated by applying the currently enacted statutory tax rate in each jurisdiction applicable to the period in which the temporary differences between the carrying amounts and tax base (both in respective local currencies) of assets and liabilities are expected to reverse.

The amounts reported in the accompanying consolidated financial statements consisted of the following:

	December 31, 2013	December 31, 2012
Deferred tax assets, current:
Inventory	8,163	13,791
Net operating loss carry-forwards	3,252	61,170
Bad debt allowance	11,083	6,416
Timing difference in cost recognition	29,202	20,698
Accrued liabilities	11,803	10,004
Vacation provision	2,269	2,512
Other	5,973	5,859

Total deferred tax asset, current	71,745	120,450
Valuation allowance for deferred tax assets, current	(4,444)	(62,254)

Total deferred tax asset net of valuation allowance, current	67,301	58,196

Deferred tax assets, non-current:
Net operating loss carry-forwards	829,809	621,694
Asset retirement obligation	4,773	8,212
Property, plant and equipment	29,112	62,221
Pension obligations	19,317	19,579
Other	5,164	3,667

Total deferred tax assets, non-current	888,175	715,373
Valuation allowance for deferred tax assets, non-current	(598,998)	(484,144)

Total deferred tax asset net of valuation allowance, non-current	289,177	231,229

Total deferred tax asset, net	356,478	289,425

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

	December 31, 2013	December 31, 2012
Deferred tax liabilities, current:
Timing difference in revenue recognition	2,146	5,399
Timing difference in cost recognition	4,995	6,941
Inventories	43,646	37,518
Bad debt allowance	6,621	9,258
Other	12,696	9,312

Total deferred tax liabilities, current	70,104	68,428

Deferred tax liabilities, non-current:
Property, plant and equipment	404,248	406,445
Mineral licenses	929,139	969,278
Timing difference in cost recognition	3,057	825
Other	30,486	18,546

Total deferred tax liabilities, non-current	1,366,930	1,395,094

Total deferred tax liability	1,437,034	1,463,522

A deferred tax liability of approximately $2,868 and $3,667 as of December 31, 2013 and, 2012, respectively, has not been recognized for temporary differences related to the Group’s investment in foreign subsidiaries primarily as a result of unremitted earnings of consolidated subsidiaries, as it is the Group’s intention, generally, to reinvest such earnings permanently.

Similarly, a deferred tax liability of $51,369 and $74,410 as of December 31, 2013 and 2012, respectively, has not been recognized for temporary difference related to unremitted earnings of consolidated domestic subsidiaries as management believes the Group has both the ability and intention to effect a tax-free reorganization or merger of major subsidiaries into Mechel.

For financial reporting purposes, a valuation allowance is recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. Deferred tax assets on net operating loss carry forwards which are considered to be realized in the future, are mostly related to the Russian and U.S. jurisdictions. For the Russian and U.S. income tax purposes, certain subsidiaries of the Group have accumulated tax losses incurred primarily in 2009-2011 and 2013, which may be carried forward for use against their future income within 10 years in the full amounts.

As of December 31, 2013 and 2012, deferred tax assets on net operating loss carry forwards for statutory income tax purposes amounted to $833,061 and $682,864, respectively. As management concluded that the utilization of a substantial portion of such losses is not probable, the valuation allowances in the amount of $579,128 and $499,986 were recorded against net operating loss carry forwards by the Group as of December 31, 2013 and 2012, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Unrecognized tax benefits

Unrecognized income tax benefits of $78,332, including interest and penalties of $13,789, as of December 31, 2013 and $20,202, including interest and penalties of $3,499, as of December 31, 2012 were recorded by the Group in the accompanying consolidated balance sheets.

The reconciliation of the beginning and ending amount of unrecognized income tax benefits, net of interest and penalties, is as follows:

	2013	2012
Unrecognized income tax benefits at the beginning of year	16,703	1,752
Increases as a result of tax positions taken during a prior period	52,567	—
Increases as a result of tax positions taken during the current period	—	14,537
Decreases as a result of tax positions taken during the current period	(1,806)	—
Translation difference	(2,921)	414

Unrecognized income tax benefits at the end of year	64,543	16,703

All unrecognized income tax benefits, if recognized, would affect the effective tax rate. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income taxes. The Group recognized interest and penalties of $10,468 and $3,061 for the years ended December 31, 2013 and 2012, respectively.

As of December 31, 2013, the tax years ended December 31, 2011-2013 remained subject to examination by Russian tax authorities. As of December 31, 2013, the tax years ended December 31, 2008-2013 remained subject to examination by Swiss, Liechtenstein, Belgium and the U.S. tax authorities. In some companies certain periods were reviewed by the tax authorities and based on the history the Group believes that probability of the repetitive review is less than 10%. Based on the underlying purchase agreement, any tax risks, which may be identified by the U.S. tax authorities for the period before the date of acquisition of the BCG Companies, will be imposed to the Seller of the BCG Companies.

Although the Group believes it is more likely than not that all recognized income tax benefits would be sustained upon examination, the Group has recognized some income tax benefits that have a reasonable possibility of successfully being challenged by the tax authorities.

On January 9, 2014, the Group failed to sustain its position in the court with respect to the income tax claims in the amount of 3.6 billion rubles ($118,120), including penalties and fines. The Group does not intend to appeal the decision. Income tax benefits in respect of this position were recognized in the consolidated financial statements of the Group as of December 31, 2013.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

20.	TAXES OTHER THAN INCOME TAX

Taxes other than income tax included in the consolidated statements of operations are comprised of the following:

	Years ended December 31,
	2013	2012	2011
Property and land tax	115,922	97,080	96,064
VAT	(1,937)	1,972	1,378
Fines and penalties related to taxes	3,312	125	(257)
Other taxes and penalties	11,362	19,496	(2,576)

Total taxes other than income tax	128,659	118,673	94,609

Property and land tax includes accruals for land tax, which amounted to $19,238, $30,649 and $38,649 for the years ended December 31, 2013, 2012 and 2011, respectively. This tax is levied on the land beneath the Group’s production subsidiaries that is occupied based on the right of ownership.

Property and land tax also includes expenses for the operating lease of land, which ranges between 1 and 49 years. These land lease expenses amounted to $48,042, $36,457 and $18,804 for the years ended December 31, 2013, 2012 and 2011, respectively. The table below presents future land rental payments for the next five years under non-cancelable operating lease agreements based on the current rental rates:

Year of payment	Operating lease payments
2014	49,525
2015	46,758
2016	45,765
2017	45,306
2018	45,193

Included in other taxes and penalties related to taxes are:

•	$4,831, $2,785 and $nil relating to fees for the environmental restoration and air contaminant emission for the years ended December 31, 2013, 2012 and 2011, respectively;

•	$12,614 income relating to reversal of franchise tax for the year ended December 31, 2012; and

•	$5,137 and $21,429 income relating to recalculation of mining taxes that belong to previous financial years for the years ended December 31, 2012 and 2011, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

21.	GENERAL, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

General, administrative and other operating expenses are comprised of the following:

	Years ended December 31,
	2013	2012	2011
Personnel and social contributions	271,591	306,169	313,118
Office expenses	43,666	44,581	53,208
Depreciation	27,717	21,862	21,599
Consumables	23,054	16,980	22,278
Audit and consulting services	22,941	27,537	28,856
Banking charges and services	17,109	17,107	16,428
Social expenses	16,090	20,773	44,490
Fines, penalties	13,619	4,409	4,609
Rent	11,446	10,258	12,276
Business trips	6,109	7,633	10,409
Mitigation of accidents consequences	5,504	4,388	17,786
Insurance	4,700	7,180	7,878
Disposals of property, plant and equipment	4,711	(5,311)	(7,057)
Settlement of litigation	—	16,608	—
Contributions to Mechel Fund	—	—	8,201
Obligation for stream mitigration	—	—	8,364
Other	35,578	34,589	20,801

Total general, administrative and other operating expenses	503,835	534,763	583,244

Contributions to Mechel Fund included founder contributions to the pension fund made by a number of the Group’s entities in the total amount of $8,201 during the year ended December 31, 2011, which based on the management’s interpretation of the Russian legislation do not meet the definition of an asset.

Obligation for stream mitigation in the total amount of $8,364 during the year ended December 31, 2011, represents the cost of removal of the negative environmental impact of the BCG Companies’ mining operations according to Compensatory Mitigation Plans submitted to the U.S. Army Corps of Engineers.

Settlement of litigation in the total amount of $16,608 during the year ended December 31, 2012, represents an accrual for a lawsuit settlement between Suncoke and the BCG Companies for failure of performance of its obligations under contracts to supply coal to Suncoke in 2008.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

22.	OTHER INCOME (EXPENSES), NET

Other income (expenses), net is comprised of the following:

	Years ended December 31,
	2013	2012	2011
Loss on disposal of subsidiaries	(76,814)	—	—
(Loss) gain resulting from remeasurement of contingent liability	(2,053)	(1,906)	(1,760)
Loss on currency operations	(2,029)	(4,643)	(4,454)
Gain on forgiveness of fines and penalties	2,550	2,777	47
Gain on accounts payable with expired legal term	1,737	3,158	5,338
Dividends received	285	25,981	28
Gain (loss) on sale of investments	(855)	2,166	(6)
Other taxes	—	—	(6,081)
Other income (expenses), net	(8,669)	1,899	2,507

Total other income (expenses), net	(85,848)	29,432	(4,381)

During the period from February 15, 2013 through February 18, 2013, the Group disposed of 86.6% interest in Mechel Targoviste S.A., 86.6% interest in Mechel Campia Turzii S.A., 100% interest in Ductil Steel and 90.9% interest in Laminorul S.A. for a nominal consideration of 230 Romanian lei ($0.1 as of the date of agreement) paid in cash. The disposal is consistent with the Group’s strategy aimed at development of its core business. All the disposed companies related to the Steel segment.

There were no significant write-downs of the carrying value of net assets to the fair value less cost to sell. The fair value of Group’s net receivables from the disposed companies as of the disposal date is $nil. Net loss on disposal of Romanian assets amounted to $79,997. Gain on accounts payable with expired legal term constitutes gain on the write-off of payable amounts that were written-off due to legal liquidation of the creditors or expiration of the statute of limitation.

During the years ended December 31, 2013, 2012 and 2011, the Group received dividends from cost investments of $285, $25,981 and $28, respectively.

23.	IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS

As of December 31, 2013, the Group performed an impairment analysis of goodwill at all reporting units where events occur that could potentially lead to the impairment. The Group considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. In addition, the Group’s long-lived assets were tested for recoverability at those reporting units, where events or changes in circumstances indicate that their carrying amounts may not be recoverable. Cash flow forecasts used in the test were based on the assumptions as of December 31, 2013.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Forecasted inflation rates for the period 2014-2018 that were used in cash flow projections were as follows:

Region	2014	2015	2016	2017	2018
Russia	5%	5%	4%	4%	4%
USA	2%	2%	2%	2%	2%
European countries	3%	4%	4%	3%	3%

Discount rates used in the impairment test for goodwill were estimated in nominal terms on the weighted average cost of capital basis. These rates, estimated for each year for the forecasted period, are as follows:

	2014	2015	2016	2017	2018
Discount rate	10.49%	11.49%	12.00%	11.93%	11.19%

Based on the results of the impairment analysis of long-lived assets, including definite-lived intangibles and goodwill performed by the Group during the year ended December 31, 2013, the impairment of $38,310 for the year ended December 31, 2013 was recognized to reduce the carrying amount of goodwill. The expected revenue growth was lower than the assumptions made at the acquisition of these reporting units. Impairment losses of continuing operations are recognized and presented in the consolidated statements of operations and comprehensive income (loss) in Impairment of goodwill and long-lived assets line.

According to the results of the impairment analysis of goodwill, an impairment loss for the year ended December 31, 2013 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2013
Kuzbass Power Sales Company (KPSC)	Power	28,144
Ekos-plus.	Mining	4,069
WNL Staal	Steel	2,263
Ramateks	Steel	2,248
Mechel Transport	Mining	1,586

Total		38,310

The material assumptions that drive fair values of KPSC lower than carrying values are represented by projected electricity prices, sales volumes, steam coal prices and discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where KPSC is located.

Additionally, as a result of the fall in prices for commodities, the extension of the European market weakness and lack of positive prospects for the recovery of the European market, the Group recognized impairment of goodwill in relation to its Steel segment (WNL Staal and Ramateks) and Mining segment (Ekos-plus and Mechel Transport).

The remaining carrying value of the goodwill for KPSC where the Group recorded a goodwill impairment as of December 31, 2013 was $31,352. The remaining carrying value of goodwill for Ekos-plus, WNL Staal, Ramateks and Mechel Transport was nil.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2013, the number of reporting units where the Group tested long-lived assets for recoverability was 17. The Group tested long-lived assets for impairment at each reporting unit where the potential amount of such impairment could be material. No long-lived assets impairment was recognized as a result of recoverability testing.

According to the results of the impairment analysis of goodwill as of December 31, 2013, the following reporting units with goodwill allocated for testing purposes have the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact the Group’s results:

Reporting unit	Segment	The excess of fair value over carrying value	Goodwill allocated to the reporting unit
Yakutugol	Mining	17%	408,915
BFP	Ferroalloy	29%	89,521
Port Posiet	Mining	17%	23,109

In order to determine a reporting unit which had a fair value that was not substantially in excess of its carrying value the Group compared the carrying value of each reporting unit to its fair value based on the discounted cash flows expected to be generated by this reporting unit. As of December 31, 2013, three Group’s reporting units Yakutugol, BFP and Port Posiet had 17%, 29% and 17% excess of fair value over their carrying values, respectively, while others had the excess of 33% and more.

The material assumptions that drive the estimated fair values of Yakutugol, BFP and Port Posiet are represented by projected prices, sales volumes, discount rates. Some of these assumptions materially deviate from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where Yakutugol, BFP and Port Posiet are located. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty.

Based on the sensitivity analysis carried out as of December 31, 2013, the following minimum changes in key assumptions used in the goodwill impairment test would trigger the impairment of goodwill at some reporting units (the actual impairment loss that the Group would need to recognize under these hypotheses would depend on the appraisal of the fair values of the reporting unit’s assets, which has not been conducted):

	Yakutugol	BFP	Port Posiet
Decrease in future planned revenues	5.8%	4.2%	4.9%
Points increase in discount rates for each year with the forcasted period	3.1%	2.3%	1.3%
Points decrease in cash flows growth rate after the forecasted period	—	4.0%	2.0%

The Group believes that the values assigned to key assumptions and estimates represent the most realistic assessment of future trends.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

According to the results of the impairment analysis of goodwill, an impairment loss of $156,447 for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2012
Ductil Steel S.A.	Steel	92,398
Cognor	Steel	62,118
Nemunas	Steel	1,931

Total		156,447

The remaining carrying value of goodwill of these reporting units was nil.

According to the results of the impairment analysis of long-lived assets, an impairment loss of $245,908 for the year ended December 31, 2012 was recognized in the following reporting units:

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2012
Ductil Steel S.A.	Steel	115,181
Mechel Targoviste S.A.	Steel	48,806
Kazakhstansky Nickel Mining Company	Ferroalloy	23,864
Laminorul S.A.	Steel	29,933
Mechel Campia Turzii S.A.	Steel	19,727
Nemunas	Steel	8,397

Total		245,908

The remaining carrying value of the long-lived assets of these reporting units was nil.

According to the results of the impairment analysis of goodwill as of December 31, 2012, the following reporting units had the estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, if impaired, could materially impact the Group’s results:

Reporting unit	Segment	The excess of fair value over carrying value	Goodwill allocated to the reporting unit
Kuzbass Power Sales Company (“KPSC”)	Power	2%	64,112

The material assumptions that drove the estimated fair values of KPSC were represented by projected electricity prices, sales volumes, steam coal prices, discount rates. Some of these assumptions materially deviated from the Group’s historical results primarily due to the market downturns and economic slowdowns in the recent years in Russia, where KPSC are located. All these material assumptions were based on the Group’s projections and subject to risk and uncertainty.

The material assumptions that drive cash flows the Group uses in the impairment analysis are mainly represented by production and sales volumes, sales prices, operating costs, useful life of the long-lived assets

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

and, for goodwill impairment analysis, the Group also estimates the discount rate. All these material assumptions are based on the Group’s projections and are subject to risk and uncertainty. Changes in these material assumptions could result in lower than expected cash flows that may trigger the impairment of goodwill and long-lived assets.

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

The Group’s management evaluates performance of the segments based on segment revenues, gross margin and operating income (loss).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Segmental information for 2013, 2012 and 2011 is as follows:

	2013						2012						2011
	Mining	Steel	Ferroalloy	Power	Eliminations*****	Total	Mining	Steel	Ferroalloy	Power	Eliminations*****	Total	Mining	Steel	Ferroalloy	Power	Eliminations*****	Total
Revenues from external customers	2,784,099	4,956,215	81,548	754,569		8,576,431	3,383,786	6,421,540	68,367	757,239		10,630,932	4,333,381	7,128,393	87,879	737,674		12,287,327
Intersegment revenues	525,201	242,666	35,907	435,638		1,239,412	627,836	263,739	38,458	428,538		1,358,571	853,031	305,302	48,688	430,759		1, 638,780
Gross margin	1,467,530	820,298	23,025	305,783	(2,949)	2,613,687	1,883,350	1,041,224	29,368	305,943	47,580	3,307,465	2,821,036	1,128,323	50,195	307,836	(30,317)	4,277,073
Gross margin*, %	44.3%	15.8%	19.6%	25.7%		30.5%	46.9%	15.6%	27.5%	25.8%		31.1%	54.4%	15.2%	36.8%	26.3%		34.8%
Depreciation, depletion and amortization	326,192	135,226	6,032	9,510		476,960	317,615	140,973	6,214	10,663		475,465	329,327	125,968	4,000	11,863		471,158
Loss on write-off of property, plant and equipment	16,933	896	—	—		17,829	7,289	2,163	590	6		10,048	8,225	1,965	445	—		10,635
Impairment of goodwill and long-lived assets	5,658	4,509	—	28,143		38,310	—	378,462	23,893	—		402,355	—	—	—	—		0
Provision for amounts due from related parties	1,566	698,975	854	12,786		714,181	22,668	896,445	—	—		919,113	—	—	—	—		0
Operating income (loss)	125,074	(638,100)	(482)	(12,644)	(2,949)	(529,101)	644,883	(1,119,886)	(26,618)	31,312	47,580	(422,729)	1,645,602	205,152	30,208	27,596	(30,317)	1,878,241
Income (loss) from equity investees	3,729	(140)	—	—		3,589	475	—	—	—		475	304	—	—	—		304
Interest income	2,766	4,497	12	64		7,339	50,599	19,777	44	36		70,456	8,864	7,669	41	206		16,780
Intersegment interest income	49,343	8,624	492	—		58,459	47,875	2,112	—	—		49,987	120,503	4,144	2,069	—		126,716
Interest expense**	382,904	323,017	10,168	25,953		742,042	281,987	338,616	13,479	18,583		652,665	311,913	222,886	8,111	8,392		551,302
Intersegment interest expense	1,165	35,618	5,118	16,558		58,459	190	42,121	1,887	5,789		49,987	197	97,462	19,865	9,192		126,716
Loss from discontinued operations, net of income tax	—	(185,286)	(1,149,193)	(24,092)		(1,358,571)	—	(258,740)	(186,061)	(161,038)		(605,839)	1,609	(9,607)	60,721	(80,749)		(28,026)
Segment assets***	10,000,696	3,162,673	298,818	372,323		13,834,510	9,680,652	5,649,965	1,880,848	483,838		17,695,303	10,137,389	6,418,649	2,197,330	556,431		19,309,799
Assets of discontinued operations****	—	147,521	—	—		147,521	—	425,695	1,625,979	59,223		2,110,897	—	675,508	1,711,877	166,817		2,554,202
Investments in equity investees****	7,388	216	—	—		7,604	7,475	378	—	—		7,853	8,150	—	—	—		8,150
Goodwill****	438,640	11,288	89,525	148,310		687,763	478,636	16,460	96,471	191,248		782,815	451,620	111,572	97,621	180,483		841,296
Capital expenditures	336,712	211,529	4,645	5,216		558,102	612,226	334,432	5,940	9,744		962,342	1,209,742	538,509	23,117	13,000		1,784,368
Income tax expense	30,814	9,103	2,818	10,907		53,642	153,926	30,827	5,517	2,575		192,845	302,036	51,136	6,485	6,555		366,212

*	Gross margin percentage is calculated as a function of total revenues for the segment, including both from external customers and intersegment.
**	Interest expense incurred by the production subsidiaries is included in the corresponding segment. Directly attributed interest expense incurred by the servicing subsidiaries (trading houses and corporate) is included in the appropriate segment based on the nature and purpose of the debt, while the interest expense related to general financing of the Group is allocated to segments proportionate to respective segment revenues.
***	Net of effects of intersegment eliminations.
****	Included in total segment assets.
*****	Eliminations represent adjustments for the elimination of intersegment unrealized profit (loss).

The amount of electricity transmission costs, included in the selling and distribution expenses of power segment, for 2013, 2012 and 2011 is $221,247, $221,511 and, $226,056, respectively.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

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

	2013	2012	2011
Domestic:
Russia	4,795,325	5,567,668	5,800,606
Other	898,513	1,227,186	1,448,989

Total	5,693,838	6,794,854	7,249,595
Export	2,882,593	3,836,078	5,037,732

Total revenue, net	8,576,431	10,630,932	12,287,327

Allocation of total revenue by country is based on the location of the customer. The Group’s total revenue from external customers by geographic area for the last three fiscal years was as follows:

	2013	2012	2011
Russia	4,797,013	5,572,602	5,809,146
Europe	1,267,840	1,722,088	2,396,075
Asia	1,496,352	1,642,469	1,531,641
CIS	644,682	941,365	1,047,468
Middle East	227,783	526,156	912,704
USA	55,091	74,531	214,539
Other regions	87,670	151,721	375,754

Total	8,576,431	10,630,932	12,287,327

The majority of the Group’s long-lived assets are located in Russia and the US. The carrying amounts of long-lived assets pertaining to the Group’s major operations located outside Russia as of December 31, 2013 and 2012 were as follows:

	2013	2012
USA	2,126,541	2,188,341
CIS	477	579
Romania	10,456	7,230
Bulgaria	57	94
Germany	38,638	39,908
Lithuania	6	7
Turkey	4,221	5,680
Switzerland/Liechtenstein	186	259
Chezh Republic	5,739	17,956
Austria	25,373	25,928
Other	4,187	7,966

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Because of the significant number of customers, there are no individual external customers that generate sales greater than 10% of the Group’s consolidated total revenue.

The following table presents the breakdown the Group’s revenues from external customers by major products:

	December 31, 2013	December 31, 2012	December 31, 2011
Mining segment:
Coal and middlings	2,030,582	2,428,017	3,266,565
Iron ore concentrate	411,903	444,672	370,086
Coke and chemical products	283,199	440,621	601,007
Other	58,415	70,476	95,723

Total	2,784,099	3,383,786	4,333,381

Power segment:
Electricity	673,053	671,283	580,730
Other	81,516	85,956	156,944

Total	754,569	757,239	737,674

Steel segment:
Long steel products	2,428,741	2,778,700	3,069,146
Semi-finished steel products	369,716	897,226	1,281,720
Hardware	760,085	889,080	944,269
Flat steel products	524,230	636,129	739,468
Forgings and stampings	406,440	442,585	469,291
Steel pipes	182,432	261,040	240,589
Other	284,571	516,780	383,910

Total	4,956,215	6,421,540	7,128,393

Ferroalloy segment:
Ferrosilicon	77,039	65,591	84,740
Other	4,509	2,776	3,139

Total	81,548	68,367	87,879

Total revenue	8,576,431	10,630,932	12,287,327

25.	COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2013, the total Group’s contractual commitments to acquire property, plant and equipment amounted to $690,435.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

Included in the commitments related to acquisition of property, plant and equipment are amounts arising from various purchase agreements in respect of railway construction for the Elga project. The total amount of remaining commitments under the construction contracts as of December 31, 2013 is equal to $532,609. In addition to the contractual commitments to acquire property, plant and equipment, commitments under the lease contracts are disclosed in Note 17.

The BCG Companies utilize coal preparation and loading facilities on their property that are owned and operated by third parties. The agreements covering the BCG Companies use of these facilities expire in 2016 and require minimum payment amounts should the BCG Companies fail to achieve defined throughput levels. These minimum amounts total $3,960 annually for the period from December 31, 2013 to December 31, 2016 and $2,640 in the aggregate for the period thereafter.

Contingencies

(a)	Guarantees

As of December 31, 2013, the Group guaranteed the fulfillment of obligations to third parties for the total amount of $3,027. Most of these guarantees are given by the Group under the bank guarantee agreement in favour of the tax authorities to pay tax arrears with penalties if the taxpayer has recovered VAT.

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

The Group estimated the total amount of capital investments to address environmental concerns at its various subsidiaries at $36,283 as of December 31, 2013. These amounts are not accrued in the consolidated financial statements until actual capital investments are made.

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

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

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

The new Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if the amount of all transaction with related party exceeds 2 billion Russian rubles in 2013. In cases where the domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to the special notification issued by the authorized body in due course.

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

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management’s best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. In accordance with FASB ASC 450, “Contingencies” (“ASC 450”), the Group accrued $16,755 and $39,274 of other tax claims that management believes are probable, as of December 31, 2013 and 2012, respectively. In addition, income tax accrual was made under ASC 740 (Note 19).

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

As of December 31, 2013, the Group does not believe that any other material tax matters exist relating to the Group, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be materially misstated or misleading.

Possible liabilities, which were identified by management as those that can be subject to different interpretations of the tax law and regulations are not accrued in the consolidated financial statements. The amount of such liabilities was approximately $33,000.

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

In 2008, Pinnacle Mining Company (“Pinnacle”) filed a suit against the Group’s U.S. subsidiary and a third party engineering firm in the U.S. District Court for the Southern District of Beckley, West Virginia. Pinnacle asserts claims against defendants for negligence, strict liability, violation of the Federal Surface Mining Control and Reclamation Act, and injunctive relief. The case arises from mining activity by the Group’s subsidiary in the “safety zone” of a coal slurry impoundment maintained by Pinnacle. The parties filed a joint motion to stay, and the court granted the stay, which has allowed additional time for the regulatory agencies involved to determine what steps are necessary for remediation. A plan has been submitted by the defendants and was approved by the West Virginia Department of Environmental Protection (“WVDEP”). The Group completed an installation of pumps to dewater the mine in accordance with the plan. At present, the Group has an unresolved issue regarding Pinnacle’s access to the underground part of the mine. The Group is defending the matter and anticipates settlement of this matter between $500 and $1,000.

The Group does not expect to suffer any losses resulting from this lawsuit that related to event prior to the Group’s acquisition of the BCG Companies as it has full indemnity from the BCG Companies’ previous owners in accordance with the terms of the acquisition agreement.

(e)	Drilling Program

On acquisition of the BCG Companies, the purchase price included contingent payment, which depends on the results of additional geological researches of the reserves of the BCG companies (“Drilling program”). Organization and completion of the Drilling Program by independent experts was the sellers’ responsibility, and was supposed to be fulfilled until July, 2011. Each tonne of the additional coal reserves and resources will be remitted to the sellers at $3.04 per tonne if the payment occurs on May 7, 2014, and will be discounted in case of earlier repayment. In September 2011, the Group received a letter prepared by independent engineering company. The letter appears to state that approximately 54.8 million tonnes of additional coal resources ($3.04 per tonne) were identified pursuant to the Drilling Program. The Group believes that the content of the letter does

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

not support its conclusions. The Group did not receive a certified Contingent Reserves report from the sellers that complies with the JORC Code requirements and other requirements set forth in the merger agreement, but rather a letter with some findings which are unsubstantiated to date. The Group has requested additional supporting data and information to evaluate the results of the Drilling Program. Although only incomplete information has been provided to date, our review of the letter and the partial supporting data received to date indicates that the estimation of the additional coal resources (“Contingent Reserves”) made by the engineering company was not properly derived and supported. For that and a number of other reasons the Group believes the letter is deficient and fails to satisfy the contractual requirements for establishing the contingent payment. The sellers have expressed disagreement with our view of the engineer’s letter. In December 2013, the Group filed a lawsuit against the engineering company for failing to prepare a report in accordance with JORC Code Guidelines. In January 2014, the Group filed a lawsuit against the sellers seeking a declaration that the conditions precedent for payment of the contingent payment had not been satisfied. Management believes that all lawsuits related to the Drilling program will be resolved for the Group’s benefits and the amount of contingent payment will not exceed the liabilities recognized in our consolidated financial statements.

The amount recorded as liabilities in respect of the Drilling Program were $27,718 and $25,665 as of December 31, 2013 and 2012, respectively.

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

The Group evaluated subsequent events for these consolidated financial statements through the date when the financial statements were available to be issued, May 15, 2014.

New borrowings and debt restructuring

In April 2014, Mechel Service signed loan agreements with MCB for the restructuring of the existing credit facilities in the amount of $105,000, bearing interest rate at 8% p.a. According to the loan agreements, the Group should repay the credit facility in December 2014. The obligations are secured by a pledge of property, plant and equipment.

MECHEL OAO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, and for each of the three years in the period ended

December 31, 2013

(All amounts are in thousands of U.S. dollars, unless stated otherwise)

In March 2014, Elgaugol signed two loan agreements for an aggregate amount of $2.5 billion with VEB for the project financing of the development of the Elga coal deposit. The loans have a maturity of 13.5 years, with a repayment grace period of 3.5 years. The financing is provided without recourse to the Group except for Elgaugol and is therefore excluded from our financial covenants calculations under all relevant loan agreements. The interest rate under the facilities is 8% p.a. during the 60-month period from the date of the agreements, and LIBOR plus 6% p.a. during the remaining period. The facilities are secured with Elgaugol proprietary land and land lease rights, pledge of immovable property of Elgaugol including construction in progress and pledge over property of Elgaugol with book value over 1 million Russian rubles per unit. There are no financial covenants and no guarantees issued in support of these facilities.

In May 2014, the Group signed an agreement with VTB about refinancing and restructuring of the existing credit facilities in the amount up to 46.5 billion Russian rubles (approx. $1,519,715 at exchange rate as of December 31, 2013) (Note 10). In addition to the 25% plus 1 share of Mechel Mining OAO pledged under the agreement with VTB, the restructured obligations are secured by 12.5% shares of Mechel Mining OAO.